
04030484

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Acclaim Energy Trust

*CURRENT ADDRESS 1800, 255 - 5 Avenue SW
Calgary, Alberta
Canada

PROCESSED
MAY 27 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34789 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

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82-34769


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RECEIVED
PROCESSING
APR 05 2004
WASH. D.C.
208
SECTION

EVALUATION OF THE P&NG RESERVES

OF

PETRO-CANADA OIL AND GAS

IN THE GILBY WEST AREA OF ALBERTA

(As of April 1, 2003)


Sproule
ASSOCIATES
LIMITED

Geological and Petroleum Engineering Consultants

Suite 900, North Tower, Sun Life Plaza, 140 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 3N3
Tel: (403) 294-5500 Fax: (403) 294-5590 Fax: (403) 294-5580

Copies:	Petro-Canada Oil and Gas (4) Sproule Associates Limited (1)
Project No.:	1157.14689
Prepared For:	Petro-Canada Oil and Gas
Authors:	Hans J. Firla, P.Eng., Project Leader Douglas R. Bates, P.Eng. Michael W. Maughan, C.P.G., P.Geol.
Exclusivity:	This report has been prepared for the exclusive use of Petro-Canada Oil and Gas and shall not be reproduced, distributed, or made available to any other company or person, regulatory body, or organization without the knowledge and written consent of Sproule Associates Limited, and without the complete contents of the report.

Table of Contents


Sproule

Discussion

Tables

Figures

Appendices


Sproule

Introduction

This report was prepared by Sproule Associates Limited ("Sproule") at the request of Mr. Robert Taylor, P.Eng., Leader - Northern Acquisitions and Divestitures, of Petro-Canada Oil and Gas. Petro-Canada Oil and Gas is hereinafter referred to as "the Company." The effective date of this report is April 1, 2003, and it consists of an evaluation of the P&NG reserves of the Company's interests in the Gilby West area of Alberta (location map in the Figures section). This report was prepared during January through March 2003 for the purpose of evaluating the Company's P&NG reserves in the Gilby West area for divestment purposes.

For convenience, this report has been presented in one volume. This volume has three sections: Introduction, Summary, and Discussion. Sproule's Disclaimer and Certification are presented in the Introduction section, high-level summaries of the evaluation are presented in the Summary section, and the Discussion section includes the following details pertaining to the evaluation of the P&NG reserves:

- Table 1, well list and reservoir data for volumetric reserves calculations, where applicable;
- Table 2, summaries of the estimates of proven and probable oil and pipeline gas reserves and net present values;
- Table 2A; summaries of well details for groups shown as one-line entity in Table 2;
- Table 3, forecasts of proven and probable oil and pipeline gas production, revenue, and net present values, before income taxes;
- Location map, land plat and well lists showing the Company's interest lands for the property (as provided by the Company);
- Historical production curves for the producing wells;
- Material balance plots, if applicable.

Reserves definitions; product price forecasts; abbreviations, units and conversion factors and general evaluation parameters are included in Appendices A, B, C, and D, respectively.


Sproule

Disclaimer

This report has been prepared by Sproule Associates Limited using current geological and engineering knowledge and techniques. It has been prepared within the Code of Ethics of the Association of Professional Engineers, Geologists and Geophysicists of Alberta. Nevertheless, the reserves and values presented in this report could be affected by the data received, and the procedures used, by Sproule Associates Limited, as qualified below.

Historical Data and Field Operations

1. All historical production data, operating and capital cost information, and product prices that were obtained from the Company or from public sources were accepted as represented, without any further investigation by Sproule Associates Limited.

2. In the preparation of this evaluation, a field inspection of the properties was not performed. The relevant engineering data were made available by the Company or obtained from public sources and the non-confidential files at Sproule Associates Limited. No additional information regarding the reserves evaluation would have been obtained by an on-site visit.

Interests and Burdens

1. Property descriptions, details of interests held, and well data, as supplied by the Company, were accepted as represented. No investigation was made into either the legal titles held or any operating agreements in place relating to the subject properties.

2. Lessor and overriding royalties and other burdens were obtained from the Company records. No further investigation was undertaken by Sproule Associates Limited.

Evaluation Procedures

1. The Company provided Sproule with recent revenue statements that were used to determine certain economic parameters.

2. The forecasts of product prices used in this evaluation were prepared by Sproule Associates Limited, which became effective on February 1, 2003.


Sproule

3. The probable reserves were evaluated in the same manner as the proven reserves; however, the Company has requested that the probable reserves and values not be reduced to account for risk.

4. The capital required for well abandonment and lease reclamation has not been included in this report. No attempt was made to estimate the values realized from salvage of equipment and facilities in which the Company has an interest.

Evaluation Results

1. The accuracy of reserves estimates and associated economic analysis is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgement. Given the data provided at the time this report was prepared, the estimates presented herein are considered reasonable. However, they should be accepted with the understanding that reservoir performance subsequent to the date of the estimates may necessitate revision.

2. The net present values of the reserves presented in this report simply represent discounted future cash flow values at several discount rates. Though net present values form an integral part of fair market value estimations, without consideration for other economic criteria, they are not to be construed as Sproule's opinion of fair market value.

3. Due to rounding, certain totals may not be consistent from one presentation to the next.

Exclusivity

This report has been prepared for the exclusive use of Petro-Canada Oil and Gas, and shall not be reproduced, distributed, or made available to any other company or person, regulatory body, or organization without the knowledge and written consent of Sproule Associates Limited, and without the complete contents of the report.



Certification

Report Preparation

The report entitled "Evaluation of the P&NG Reserves of Petro-Canada Oil and Gas in the Gilby West Area of Alberta (As of April 1, 2003)," was prepared by the following Sproule personnel:

Hans J. Firla, P.Eng., Project Leader

Douglas R. Bates, P.Eng.
Associate

Michael W. Maughan, C.P.G., P.Geol.
Manager, Geoscience, & Associate

Sproule Executive Endorsement

This report has been reviewed and endorsed by the following Executive of Sproule:

K. H. Crowther, P.Eng.
President

Permit to Practice

Sproule Associates Limited is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and hereby attests to its qualifications by signing this permit to practice stamp.

PERMIT TO PRACTICE
Sproule Associates Limited

Signature

March 24 2003
Date

PERMIT NUMBER: P417
The Association of Professional Engineers, Geologists and Geophysicists of Alberta

Certificate

Hans J. Firla, B.S., P.Eng.

I, Hans J. Firla, Associate at Sproule Associates Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1. I hold the following degree:
   a. B.S. Petroleum Engineering (1972) University of Wyoming, Laramie WY, USA

2. I am a registered professional:
   a. Professional Engineer (P.Eng.) Province of Alberta, Canada

3. I am a member of the following professional organizations:
   a. Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)

4. My contribution to the report entitled "Evaluation of the P&NG Reserves of Petro-Canada Oil and Gas in the Gilby West Area of Alberta (As of April 1, 2003)" is based on my engineering knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule Associates Limited. I did not undertake a field inspection of the properties.

5. I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Petro-Canada Oil and Gas.

Hans J. Firla, P.Eng.

Certificate

Douglas R. Bates, B.Sc., P.Eng.

I, Douglas R. Bates, Associate at Sproule Associates Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1. I hold the following degree:
   a. B.Sc. Mechanical Engineering (1975) University of New Brunswick, Fredericton NB, Canada

2. I am a registered professional:
   a. Professional Engineer (P.Eng.) Province of Alberta, Canada

3. I am a member of the following professional organizations:
   a. Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)
   b. Society of Petroleum Engineers (SPE)

4. My contribution to the report entitled "Evaluation of the P&NG Reserves of Petro-Canada Oil and Gas in the Gilby West Area of Alberta (As of April 1, 2003)" is based on my engineering knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule Associates Limited. I did not undertake a field inspection of the properties.

5. I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Petro-Canada Oil and Gas.

Douglas R. Bates, P.Eng.

Certificate

Michael W. Maughan, B.S., C.P.G., P.Geol.

I, Michael W. Maughan, Manager, Geoscience, and Associate at Sproule Associates Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1. I hold the following degree:
   a. B.S. Geology (1987) University of Oklahoma, Norman OK, USA

2. I am a registered professional:
   a. Professional Geologist (P.Geol.) Province of Alberta, Canada
   b. Certified Professional Geologist (C.P.G.), States of Colorado and Wyoming, USA

3. I am a member of the following professional organizations:
   a. Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)
   b. Canadian Association of Petroleum Geologists (CSPG)
   c. American Association of Petroleum Geologists (AAPG)
   d. American Institute of Professional Geologists (AIPG)
   e. Association of Geoscientists of Ontario
   f. National Honorary Society in the Earth Sciences (Society of SGE)

4. My contribution to the report entitled "Evaluation of the P&NG Reserves of Petro-Canada Oil and Gas in the Gilby West Area of Alberta (As of April 1, 2003)" is based on my geological knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule Associates Limited. I did not undertake a field inspection of the properties.

5. I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Petro-Canada Oil and Gas.

M. Maughan.

Michael W. Maughan, C.P.G., P.Geol.

Certificate

Ken H. Crowther, B.S., P.Eng.

I, Ken H. Crowther, President and Director of Sproule Associates Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1. I hold the following degree:
   a. B.S. (Honours) Petroleum Engineering (1972) University of Wyoming, Laramie WY, USA

2. I am a registered professional:
   a. Professional Engineer (P.Eng.) Province of Alberta, Canada

3. I am a member of the following professional organizations:
   a. Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)
   b. Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)
   c. Society of Petroleum Engineers (SPE)
   d. Society of Petroleum Evaluation Engineers (SPEE)

4. My contribution to the report entitled "Evaluation of the P&NG Reserves of Petro-Canada Oil and Gas in the Gilby West Area of Alberta (As of April 1, 2003)" is based on my engineering knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule Associates Limited. I did not undertake a field inspection of the properties.

5. I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Petro-Canada Oil and Gas.

Ken H. Crowther, P.Eng.

Summary

Table S-1 summarizes our evaluation, before income taxes, of the P&NG reserves of Petro-Canada Oil and Gas in the Gilby West Area of Alberta (As of April 1, 2003).

The reserves definitions and ownership classification used in this evaluation are the standards used by Sproule Associates Limited. The oil reserves are presented in thousands of barrels, at stock tank conditions. The pipeline gas reserves are presented in millions of cubic feet, at base conditions of 14.65 psia and 60 degrees Fahrenheit. The natural gas liquids reserves are presented in thousands of barrels, at base conditions of 60 degrees Fahrenheit and equilibrium pressure.

The net present values of the reserves are presented (on a before income tax basis) in Canadian dollars and are based on annual projections of net revenue, which were discounted at various rates using the mid-period discounting method. It is important to note that the probable reserves and values have not been reduced for risk, at the request of the Company. The Alberta Royalty Tax Credit (ARTC) has not been included, since it cannot be transferred with the sale of this property.

The price forecasts that formed the basis for the revenue projections in the evaluation were based on Sproule's February 1, 2003 pricing model. Table S-2 presents a summary of selected forecasts.

Summary forecasts of production and net revenue for the total proven plus probable, total proven developed producing and total probable reserves are presented in Tables S-3 through S-3B. The ARTC is not included in these forecasts.

Following Tables S-3 are Figures S-1 through S-4, which present various graphs generated from the results of this evaluation.

Table S-1
Summary of the Evaluation of the P&NG Reserves
of Petro-Canada Oil and Gas
in the Gilby West Area of Alberta
(As of April 1, 2003)

	Remaining Reserves			Net Present Values Before Income Taxes (M$)			
		Company					
	Gross	Gross	Net	At 0%	At 8%	At 10%	At 12%
Oil (Mbbl)							
Proven Developed Producing	2,141.4	787.0	695.6	17,717	13,038	12,245	11,553
Probable Developed	1,091.3	331.3	297.3	7,912	2,799	2,263	1,859
Probable Undeveloped	369.8	242.5	205.2	5,328	2,391	1,989	1,659
Total Probable	**1,461.1**	**573.8**	**502.5**	**13,239**	**5,190**	**4,252**	**3,517**
Total Proven Plus Probable	**3,602.5**	**1,360.8**	**1,198.1**	**30,957**	**18,228**	**16,497**	**15,070**
Solution Gas (MMcf) (Values included with oil.)							
Proven Developed Producing	3,937	1,933	1,372				
Probable Developed	1,875	840	596				
Probable Undeveloped	886	633	462				
Total Probable	**2,761**	**1,473**	**1,058**				
Total Proven Plus Probable	**6,698**	**3,406**	**2,430**				
Pipeline Gas (MMcf)							
Proven Developed Producing	21,802	3,265	2,561	8,521	5,142	4,689	4,318
Probable Developed	3,262	2,375	1,977	11,033	1,993	1,560	1,260
Total Proven Plus Probable	**25,064**	**5,640**	**4,538**	**19,554**	**7,135**	**6,250**	**5,578**
Natural Gas Liquids (Mbbl) (Values included with oil and/or gas.)							
Proven Developed Producing	758.1	118.4	82.3				
Probable Developed	104.2	58.8	40.5				
Probable Undeveloped	16.9	12.1	8.7				
Total Probable	**121.1**	**70.8**	**49.2**				
Total Proven Plus Probable	**879.2**	**189.2**	**131.4**				

Note(s): Numbers may not add due to rounding.
Probable reserves and values have not been reduced for risk.
Pipeline and solution gas reserves are additive.

Table S-1 (Cont'd)
Summary of the Evaluation of the P&NG Reserves
of Petro-Canada Oil and Gas
in the Gilby West Area of Alberta
(As of April 1, 2003)

	Remaining Reserves			Net Present Values Before Income Taxes (M$)			
		Company					
	Gross	Gross	Net	At 0%	At 8%	At 10%	At 12%
GRAND TOTAL							
Proven Developed Producing				26,238	18,180	16,935	15,871
Probable Developed				18,945	4,792	3,823	3,119
Probable Undeveloped				5,328	2,391	1,989	1,659
Total Probable				**24,272**	**7,184**	**5,813**	**4,777**
Total Proven Plus Probable				**50,510**	**25,364**	**22,747**	**20,648**

Note(s): Numbers may not add due to rounding.
Probable reserves and values have not been reduced for risk.
Pipeline and solution gas reserves are additive.

Table S-2
Summary of Selected Price Forecasts
(Effective February 1, 2003)

Year	WTI Cushing[a] Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Alberta[b] Plantgate Index ($Cdn/MMBtu)	Henry Hub ($US/MMBtu)
2003 (11 mos)	28.12	41.49	6.47	4.90
2004	23.91	35.32	5.77	4.40
2005	21.63	32.22	4.60	3.61
2006	21.96	32.78	4.27	3.40
2007	22.29	33.90	4.42	3.45
2008	22.62	34.42	4.48	3.50
2009	22.96	35.58	4.67	3.56
2010	23.31	36.13	4.75	3.61
2011	23.66	36.69	4.84	3.66
2012	24.01	37.26	4.94	3.72
2013	24.37	37.83	5.03	3.77
2014	24.74	38.42	5.12	3.83
Thereafter	Escalation Rate of 1.5% per Year			

Note:
a. 40 degrees API, 0.4% sulphur
b. Undeveloped gas must have a minimum $0.15 per MMBtu deduction.

2003/03/21
9:07:12AM

TABLE S-3

Gilby West, Alberta

(As of April 1, 2003)
Proven Plus Probable

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	3602.5	6698	25064	0.0	40.5	45.2	793.5	879.2	0.0
CO.INT	1360.8	3406	5640	0.0	18.9	19.9	150.4	189.2	0.0
CO.NET	1198.1	2430	4538	0.0	14.0	14.8	102.6	131.4	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	1467	50510	0	0	0	0	50510
8.00	1439	25364	0	0	0	0	25364
10.00	1433	22747	0	0	0	0	22747
12.00	1426	20648	0	0	0	0	20648
15.00	1417	18176	0	0	0	0	18176
20.00	1340	15230	0	0	0	0	15230

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL COMP.INT	GAS COMP.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	325	1965	3079	3701	402	1519	21	988	708	1467	0	2479
2004	343	1968	3548	4450	419	1734	71	1377	670	0	0	4564
2005	308	1770	2814	3199	317	1242	66	1257	627	0	0	3136
2006	274	1580	2571	2677	282	1047	63	1191	531	0	0	2699
2007	247	1429	2416	2505	264	977	64	1074	432	0	0	2638
2008	222	1294	2224	2303	243	879	63	1028	330	0	0	2469
2009	202	1182	2099	2183	229	824	63	936	225	0	0	2463
2010	183	1079	1941	2026	211	733	62	918	228	0	0	2237
2011	166	981	1798	1880	194	655	60	896	5	0	0	2255
2012	151	899	1672	1761	180	590	59	885	5	0	0	2073
2013	139	830	1559	1650	167	535	60	876	5	0	0	1900
2014	127	764	1457	1552	152	486	60	869	4	0	0	1741
2015	117	704	1364	1456	138	443	61	864	4	0	0	1586
2016	107	651	1280	1369	131	405	58	861	4	0	0	1453
2017	99	606	1203	1290	124	372	55	858	4	0	0	1329
2018	91	564	1085	1179	114	333	48	796	3	0	0	1199
2019	82	511	1029	1118	109	308	46	796	3	0	0	1103
2020	79	494	977	1061	104	286	44	797	3	0	0	1012
2021	72	452	930	1009	99	267	42	798	3	0	0	927
2022	67	421	886	961	95	250	40	801	3	0	0	848
Subt			35929	39330	3974	13885	1105	18868	3797	1467	0	40112
65yr			5931	15545	1987	2984	172	9840	68	0	0	10398
Total			41860	54875	5961	16869	1277	28707	3866	1467	0	50510

Probable Reserves & Values Unrisked


Sproule
ASSOCIATES LIMITED

2003/03/21
9:08:24AM

TABLE S-3A

Gilby West, Alberta

(As of April 1, 2003)
Proven Developed Producing

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	2141.4	3937	21802	0.0	23.8	26.6	707.7	758.1	0.0
CO.INT	787.0	1933	3265	0.0	10.6	11.1	96.7	118.4	0.0
CO.NET	695.6	1372	2561	0.0	7.8	8.3	66.2	82.3	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	26238	0	0	0	0	26238
8.00	0	18180	0	0	0	0	18180
10.00	0	16935	0	0	0	0	16935
12.00	0	15871	0	0	0	0	15871
15.00	0	14539	0	0	0	0	14539
20.00	0	12828	0	0	0	0	12828

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL COMP.INT	GAS COMP.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	321	1946	3036	3664	400	1495	20	984	708	0	0	3892
2004	283	1725	2925	3869	383	1468	27	1252	669	0	0	3761
2005	245	1507	2244	2704	284	1009	32	1127	627	0	0	2437
2006	211	1301	1980	2190	247	809	31	1057	530	0	0	1989
2007	183	1136	1795	1979	227	714	32	936	431	0	0	1887
2008	159	992	1592	1753	203	608	33	887	329	0	0	1691
2009	139	871	1445	1599	186	542	33	792	224	0	0	1639
2010	121	763	1282	1425	167	460	32	771	227	0	0	1384
2011	105	664	1138	1265	148	391	30	748	4	0	0	1377
2012	92	583	1013	1136	134	337	30	735	4	0	0	1176
2013	80	515	902	1019	120	291	30	725	3	0	0	990
2014	70	452	805	917	104	253	30	718	3	0	0	822
2015	61	398	717	822	89	220	32	712	3	0	0	663
2016	50	347	600	730	81	189	24	675	3	0	0	521
2017	44	282	536	602	74	162	21	621	2	0	0	406
2018	38	251	447	513	65	134	16	566	2	0	0	305
2019	20	135	246	292	43	78	1	287	2	0	0	213
2020	15	142	161	254	39	63	1	221	2	0	0	168
2021	0	106	3	199	33	39	1	62	1	0	0	131
2022	0	83	0	184	31	35	1	60	1	0	0	118
Subt			22868	27114	3057	9299	456	13937	3776	0	0	25571
13yr			0	1354	230	227	4	677	9	0	0	667
Total			22868	28468	3288	9526	460	14614	3786	0	0	26238


Sproule
ASSOCIATES LIMITED

TABLE S-3B

Gilby West, Alberta

(As of April 1, 2003)
Total Probable

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	1461.1	2761	3262	0.0	16.7	18.6	85.8	121.1	0.0
CO.INT	573.8	1473	2375	0.0	8.3	8.8	53.7	70.8	0.0
CO.NET	502.5	1058	1977	0.0	6.2	6.5	36.4	49.2	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	1467	24272	0	0	0	0	24272
8.00	1439	7184	0	0	0	0	7184
10.00	1433	5813	0	0	0	0	5813
12.00	1426	4777	0	0	0	0	4777
15.00	1417	3638	0	0	0	0	3638
20.00	1340	2402	0	0	0	0	2402

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL COMP.INT	GAS COMP.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	5	20	43	37	2	24	1	4	0	1467	0	-1413
2004	60	243	623	580	35	266	44	125	0	0	0	803
2005	62	263	569	495	33	234	34	130	0	0	0	699
2006	63	279	591	488	35	238	32	134	1	0	0	709
2007	64	293	620	526	38	263	31	138	1	0	0	752
2008	63	303	632	550	40	271	30	141	1	0	0	778
2009	63	311	654	584	43	281	31	144	1	0	0	823
2010	62	315	658	601	44	273	30	146	1	0	0	853
2011	61	317	660	615	46	263	30	148	1	0	0	878
2012	60	316	659	626	47	254	30	150	1	0	0	897
2013	59	315	656	631	48	244	30	151	1	0	0	910
2014	57	311	652	635	48	233	30	152	1	0	0	920
2015	56	306	647	634	49	223	29	152	1	0	0	923
2016	57	304	680	639	49	215	34	186	1	0	0	932
2017	55	324	667	688	50	210	33	238	1	0	0	923
2018	52	312	638	666	50	198	31	230	1	0	0	894
2019	62	376	783	826	66	230	44	508	2	0	0	890
2020	64	361	816	807	65	224	43	576	2	0	0	844
2021	71	357	927	810	67	228	41	736	2	0	0	797
2022	67	338	886	776	65	215	40	741	1	0	0	730
Subt			13061	12216	917	4586	649	4931	21	1467	0	14541
65yr			5931	14191	1757	2757	168	9163	59	0	0	9731
Total			18992	26407	2674	7343	817	14093	80	1467	0	24272

Probable Reserves & Values Unrisked


Sproule
ASSOCIATES
LIMITED


GILBY WEST AREA OF ALBERTA
DAILY COMPANY INTEREST OIL PRODUCTION FORECAST
DAILY OIL PRODUCTION - BOPD
400
350
300
250
200
150
100
50
0
2003
2005
2007
2009
2011
2013
2015
2017
2019
YEAR
PROVEN PLUS PROBABLE
PROVEN DEVELOPED PRODUCING
PROBABLE RESERVES AND VALUES ARE UNRISKED

FIGURE S-2



GILBY WEST AREA OF ALBERTA
DAILY COMPANY INTEREST SALES GAS PRODUCTION FORECAST
2500
2000
1500
1000
500
0
DAILY SALES GAS PRODUCTION - MCFPD
2003
2005
2007
2009
2011
2013
2015
2017
2019
2021
YEAR
PROVEN PLUS PROBABLE
PROVEN DEVELOPED PRODUCING
PROBABLE RESERVES AND VALUES ARE UNRISKED

SPROULE ASSOCIATES LIMITED

FIGURE S-3


GILBY WEST AREA OF ALBERTA
ANNUAL CASH FLOW (BEFORE INCOME TAX)
ANNUAL CASH FLOW PROJECTIONS - $M
5000
4000
3000
2000
1000
0
2003
2005
2007
2009
2011
2013
2015
2017
2019
2021
YEAR
PROVEN PLUS PROBABLE
PROVEN DEVELOPED PRODUCING
PROBABLE RESERVES AND VALUES ARE UNRISKED

SPROULE ASSOCIATES LIMITED

FIGURE S-4



GILBY WEST AREA OF ALBERTA
NET PRESENT VALUE (BEFORE INCOME TAX)
NET PRESENT VALUE - $M
60000
50000
40000
30000
20000
10000
0
0
5
10
15
20
DISCOUNT RATES %
PROVEN DEVELOPED PRODUCING
PROVEN PLUS PROBABLE
PROBABLE RESERVES AND VALUES ARE UNRISKED

SPROULE ASSOCIATES LIMITED

Discussion

A. Lands and Interests

The Company is offering for sale its interests in 17,520 acres of land in the form of P&NG leases in the Gilby West Area of Alberta. These holdings are located in Twp. 39-40, Rge. 3-4, W5M, and include interests ranging from GORR's to 100 percent working interest, subject to Crown, Freehold and other encumbrances. The interests include working interests ranging from 6 to 86.1 percent in six units and interests ranging from GORR to 100 percent in 65 non-unitized wells/zones. A location map, land plat and well list showing the Company's interest lands is presented at the beginning of the Figures section.

B. Geology

Oil and natural gas reserves have been assigned to several Upper and Lower Cretaceous and Jurassic sandstone reservoirs. The trapping mechanism is predominantly stratigraphic, as the reservoir sandstones are transitional to and encased in impermeable marine siltstones and shales. Some reservoirs have down-dip water and the oil and gas accumulations are trapped structurally in closures or up-dip pinch-outs and erosion of reservoir sandstones.

Oil and natural gas reserves have been assigned to the Upper Cretaceous Cardium Formation. The Cardium reservoir rock consists of fine to medium-grained sandstones and conglomerates interpreted to have been deposited in shallow marine bar environments. The reservoir rock porosity ranges from about 5 to 17 percent and averages about 14 percent while the calculated water saturations range from about 20 to 50 percent and average about 35 percent. The permeabilities range widely from less the one millidarcy in the finer-grained sandstones to several darcies in the conglomerates.

Oil and natural gas reserves have been assigned to the Lower Cretaceous Viking and Colony formations, the Glauconite sandstone and the Ostracod and Basal Quartz/Ellerslie formations.

The Viking reservoir rock consists predominantly of fine to medium-grained sandstones with some conglomerates interpreted to have been deposited in shallow marine bar environments. The reservoir rock porosity ranges from about 5 to 20 percent and averages about 12 percent, while the calculated water saturations range from about 20 to 40 percent and average about 30 percent. The permeabilities range widely from less the one millidarcy in the finer-grained sandstones to several darcies in the conglomerates.



The Colony reservoir rock consists of very fine to fine-grained sandstones interpreted to have been deposited in fluvial channel environments. The reservoir porosity ranges from about 8 to 15 percent and averages about 10 percent. The calculated water saturations are quite high, in the 50 percent and greater range, probably owing to the fine-grained nature of the rock and the presence of water binding clay minerals. The permeabilities are inferred from flow characteristics to be quite high, probably in the tens of millidarcies range.

The Glauconite reservoir rock consists of medium to coarse-grained sandstones interpreted to have been deposited in marine deltaic environments. The reservoir porosity ranges from about 7 to 20 percent and averages about 10 percent, while the calculated water saturations range from about 20 to 40 percent and average about 30 percent. The permeabilities range from several to tens of millidarcies.

The Ostracod reservoir rock consists of fine-grained sandstones interpreted to have been deposited in shallow marine, possibly bar environments. The reservoir porosity ranges from about 8 to 20 percent and averages about 15 percent, while the calculated water saturations range from about 15 to 45 percent and average about 35 percent. The permeabilities range from less than one to several tens of millidarcies.

The Basal Quartz reservoir rock consists of fine to medium-grained sandstones interpreted to have been deposited in shallow marine and fluvial channel environments. The reservoir porosity ranges from about 8 to 18 percent and averages about 13 percent, while the calculated water saturations range from about 20 to 50 percent and average about 30 percent.

Oil and natural gas reserves have been assigned to the Jurassic Rock Creek and Nordegg Formations. The Jurassic reservoir rock consists of very fine- to fine-grained calcareous sandstones interpreted to have been deposited in shallow marine shelf environments. The reservoir porosity ranges from about 6 to 18 percent and averages about 12 percent, while the calculated water saturations range from about 15 to 40 percent and average about 25 percent. The permeabilities are relatively low, generally in the less than one to several millidarcies range, increasing mostly as a function of grain size and degree of cementation.

C. Unitized Lands

1. Reserves Estimation

Medicine River Glauconite 'A' Unit No. 1

The Company owns a 6.0131 percent working interest in the subject unit, which is operated by NCE Pensionfund Corp.

Proven developed producing oil reserves were assigned to the Medicine River Glauconite 'A' Unit No. 1 by decline curve analysis as shown in the Figures section. Additional probable reserves were included based on improved performance represented by a future hyperbolic decline trend as compared to the exponential decline used in the proven case.

Solution gas reserves were estimated using a constant producing gas-oil ratio of 2,000 scf of raw gas per stb of oil and a surface loss of 10 percent.

Natural gas liquids were included in this evaluation using the following liquids yields historically recovered from the solution gas.

Natural Gas Liquids	Liquids Yield bbl/MMcf of raw gas
Propane	8.5
Butanes	10.7
Pentanes Plus	6.8

Gilby Basal Mannville 'B' Unit No. 1

The Company owns an 86.07 percent working interest in the subject unit, which is operated by Petro-Canada.

Proven developed producing oil reserves were assigned to the Gilby Basal Mannville 'B' Unit No. 1 by decline curve analysis of the wells in the Unit which currently remain producing as shown in the Figures section.

Probable reserves were estimated based on improved performance using a hyperbolic rather than an exponential decline trend.

Probable reserves were also assigned to an undrilled spacing unit in the Unit, NW 1/4 16-40-03 W5, by performance prediction methods. Recoverable oil reserves for this location of 100 Mstb were estimated.

Solution gas reserves were included using a constant producing gas-oil ratio of 5,000 scf of raw gas per stb of oil and a 15 percent surface loss.

Natural gas liquids were included based on the following historical liquids yields:

Natural Gas Liquids	**Liquids Yield bbl/MMcf of raw gas**
Propane	5.8
Butanes	6.0
Pentanes Plus	4.3

Gilby Jurassic 'B' Unit No. 1

The Company owns a 20.4312 percent working interest in the subject unit, which is operated by Arc Resources Ltd.

Proven producing oil reserves were estimated for the Gilby Jurassic 'B' Unit No. 1 by decline curve analysis, as shown in the Figures section of this report.

Additional probable oil reserves were assigned based on improved performance using a future hyperbolic, rather than an exponential, decline trend.

Solution gas reserves were included using a constant producing gas-oil ratio of 1,500 scf of raw gas per stb of oil and a 20 percent surface loss.

Natural gas liquids were assigned using the following historical liquid yields:

Natural Gas Liquids	**Liquids Yield bbl/MMcf of raw gas**
Propane	5.6
Butanes	6.5
Pentanes Plus	6.5


Sproule

Gilby Jurassic 'F' Unit

The Company operates the subject unit and owns a 36.8 percent working interest in it.

Proven developed oil reserves were assigned to the Gilby Jurassic 'F' Unit by decline curve analysis, as shown in the Figures section.

Additional probable reserves were estimated based on improved performance, a future hyperbolic decline trend rather than exponential.

Solution gas reserves were included using a constant producing gas-oil ratio of 600 scf of raw gas per stb of oil and a 20 percent surface loss.

Natural gas liquids were estimated using the following historical liquids yields:

Natural Gas Liquids	**Liquids Yield bbl/MMcf of raw gas**
Propane	6.6
Butanes	7.0
Pentanes Plus	3.7

Gilby Lower Mannville Ostracod Unit No. 1

The Company operates the subject unit and owns a 45.70044 percent working interest in it.

No remaining natural gas reserves were assigned to the Gilby Lower Mannville Ostracod Unit No. 1. This natural gas Unit is currently producing at a gross production rate of about 25 Mcfpd of raw gas and is deemed to be uneconomic.

Gilby Viking Unit Agreement No. 1 - Segment 'B'

The Company owns a 28.1436 percent working interest in the subject unit, which is operated by Conoco-Philips Canada Energy.

Proven developed producing oil reserves were assigned to the Gilby Viking Unit Agreement No. 1 - Segment 'B' by decline curve analysis, as shown in the Figures section.


Sproule

Solution gas reserves were estimated based on a constant producing gas-oil ratio of 3,500 scf of raw gas per stb of oil and a 20 percent surface loss.

Natural gas liquids were estimated using the following historical liquids yields:

Natural Gas Liquids	Liquids Yield bbl/MMcf of raw gas
Propane	25.8
Butanes	17.4
Pentanes Plus	14.4

2. Production Forecast

The following initial oil production rates, as of April 1, 2003, were forecast in this evaluation and were declined to recover the proven and probable reserves assigned:

Unit	Initial Oil Rate (bopd)	No. of Wells
Medicine River Glauconite 'A' Unit No. 1	95	7
Gilby Basal Mannville 'B' Unit No. 1	135	8
Gilby Jurassic 'B' Unit No. 1	315	20
Gilby Jurassic 'F' Unit	55	2
Gilby Viking Unit Agreement No. 1. - Segment 'B'	12	1

The probable drilling location in the Gilby Basal Mannville 'B' Unit No. 1 was forecast to commence production January 1, 2004 at an initial rate of 50 bopd.

3. Product Pricing (Sproule February 2003 prices)

The Edmonton Par oil, Alberta Plantgate gas, and natural gas liquids price forecasts, shown in Appendix B, Tables P-1 and P-2, were used in this evaluation and were adjusted as follows, based on historical prices calculated from the revenue statements provided by the Company. The Alberta Plantgate gas price was used for all Unit solution gas sales adjusted for a heating value of 1,150 Btu's per scf.

Unit	Price Adjustments			
	Oil $/stb	Propane $/bbl	Butanes $/bbl	Pentanes Plus $/bbl
Medicine River Glauconite 'A' Unit No. 1	-2.75	-3.50	-3.00	-1.00
Gilby Basal Mannville 'B' Unit No. 1	-7.00	-3.00	-2.75	-0.75
Gilby Jurassic 'B' Unit No. 1	-7.00	-3.00	-2.75	-0.75
Gilby Jurassic 'F' Unit	-7.00	-3.00	-2.75	-0.75
Gilby Viking Unit Agreement No. 1 - Segment 'B'	-6.00	-	-	-1.00

4. Operating Costs (2003 dollars)

The operating costs for the Gilby Units were derived from revenue data provided by the Company for 12 months of 2002. The costs are as follows:

Unit	Fixed Well $/well-month	Variable Oil $/stb	Variable Gas $/Mcf of raw gas
Medicine River Glauconite 'A' Unit No. 1	3,300	3.00	0.30
Gilby Basal Mannville 'B' Unit No. 1	4,200	2.50	0.30
Gilby Jurassic 'B' Unit No. 1	4,500	3.00	0.30
Gilby Jurassic 'F' Unit	4,500	3.00	0.30
Gilby Viking Unit Agreement No. 1 - Segment 'D'	5,250	4.00	0.30

These costs are in year 2003 dollars, and were escalated to the year incurred using the inflation rate forecast shown in Appendix B, Table P-1.

An operating cost component of the gas cost allowance (GCA) of 0.24 per Mcf of raw gas was included in this evaluation for all solution gas production.


Sproule

5. Capital Costs (2003 dollars)

A gross capital expenditure of $1,025,000, Company net $882,000, was included in the evaluation of the Gilby Basal Mannville 'B' Unit No. 1 for the drilling, completing, equipping and tieing-in of the probable location in the NW 1/4 16-40-03 W5. This expenditure was forecast to occur in late 2003.

6. Opportunities and Upside Potential

The Company has identified a number of opportunities and upside potential in the Gilby Basal Mannville 'B' Unit No. 1 and the Gilby Jurassic 'B' Unit No. 1.

In the Gilby Basal Mannville 'B' Unit No. 1, five infill drilling locations were identified. Sproule assigned probable reserves to one undrilled spacing unit in the NW 1/4 16-40-03 W5 in the southern portion of the Unit where little oil recovery has been achieved. The Company also presented potential changes in the water injection locations which Sproule has recognized in its assignment of higher probable reserves due to improved production performance.

In the Gilby Jurassic 'B' Unit No. 1, the Company proposed two infill locations and some potential oil well reactivation candidates. The overall watercut in the Unit is over 90 percent and Sproule did not specifically add reserves for these proposals but additional probable reserves have already been recognized for improved performance.

D. Non-Unitized Lands

Oil Reserves

1. Reserves Estimation

Proven and probable oil reserves have been assigned to five wells that were evaluated either as group or individual entities. Shown below are the three evaluation entities. For easier cross-reference, the one-line cash flow entities in Table 2, and the title lines in cash flow Tables 3, display the exact same group name. Table 2A presents the reserves details for the wells within each multiwell entity. Following is a brief description of these entities or groups:

Proven Developed Producing Category

Entity Oil 1- 00/10-21-39-04 W5/2
Pumping Oil, Cardium 'D'

Entity Oil 2- 00/06-23-39-04 W5/2
Pumping Oil, Ostracod 'S'

Entity Oil 3- Sec. 04-41-03 W5M - 3 wells (PDP & Probable Undeveloped)

00/03-04-41-03 W5/0	Pumping Oil	Basal Mannville 'A' Pool
00/04-04-41-03 W5/0	Pumping Oil	Basal Mannville 'A' Pool
02/5-04-41-03 W5/0	Pumping Oil	Basal Mannville 'A' Pool

Proven developed producing reserves were assigned to the two wells in entities 1 and 2 based on decline analysis.

The three wells in Section 4-41-3 W5 are part of the Basal Mannville 'A' Pool. Conoco has prepared an application for enhanced recovery by waterflood in August 2002. Pool optimization has already begun which resulted in a production increase to 220 bopd for the three wells. Ultimate recovery for the three wells has been estimated at 808 Mbbl by group decline analysis. The waterflood application is seeking an additional 5 percent recovery over the current 15 percent primary recovery. Based on Conoco's and EUB volumetric estimates, our decline reserves of 808 Mbbl appear to be reasonably representative of their 15 percent recovery and we therefore added another third of 808 Mbbl for incremental waterflood recovery.

Production history plots for the oil wells are presented in the Figures section at the end of this report. The plots show the reserves data for each well, as in Table 2A and also include history plots for wells to which no reserves have been assigned. The plots are in geographic (Lsd-Sec-Twp-Rge) order.

The solution gas reserves for the producing oil wells have been determined by applying a constant GOR to the remaining oil reserves.

The natural gas liquids associated with the solution gases are based on an average yields applied to the remaining raw gas. These liquids were evaluated as pentanes.


Sproule

The table below summarizes some of the foregoing parameters:

Entity	Average Working Interest (%)	Oil Rate (bopd)	GOR (scf/stb (raw))	Shrinkage (%)	NGL Yield (bbl/MMcf (raw))
Oil 1	11.88	14	650	25	28.0
Oil 2	25	5	16,000	25	28.0
Oil 3	58	220	2,280	25	14.4

The oil reserves are presented in thousands of barrels, at stock tank conditions. The solution gas reserves are presented in millions of cubic feet at standard conditions of 14.65 psia and 60 degrees Fahrenheit. Natural gas liquids reserves are presented in thousands of barrels, at base conditions of 60 degrees Fahrenheit and equilibrium pressure.

2. *Production Forecast*

The production was forecast to continue to decline from the current rates to the economic limit, as follows:

Entity	Category	Production Start Date	Rate (bopd)	Number of Wells
Oil 1	PDP	April 1, 2003	14	1
Oil 2	PDP	April 1, 2003	5	1
Oil 3	PDP	April 1, 2003	220	3
Oil 3	P+P	January 1, 2004	215	3

3. *Pricing (Sproule February 1, 2003 Prices)*

The Edmonton Par price, as presented in Table P-1, of Appendix B, was used in our evaluation of this area. The price was reduced to adjust for quality and reflect the actual price received.

The Alberta Plantgate price was used for the solution gas. The price was increased to reflect the actual price received as per revenue data provided by the Company.


Sproule

The natural gas liquids (pentanes) prices were reduced to reflect the actual prices received at the plantgate. The table below shows the price adjustments for the various entities.

Entity	Oil Price Adjustment ($/bbl)	Gas Price Adjustment ($/Mcf)	NGL Price Adjustment ($/bbl)
Oil 1	-3.52	0.22	-11.90
Oil 2	-3.52	0.22	-11.90
Oil 3	-7.59	0.59	-15.10

4. Operating Costs (2003 dollars)

Operating costs for the Gilby West area wells were derived from the accounting statements provided by the Company for 12 months of 2002. The costs used are as follows:

Group	Fixed ($/well-month)	Variable ($/bbl)	Transportation ($/bbl)	Process Charge ($/Mcf)	Liquids Handling ($/bbl)
Oil 1	1,600	1.25	0.60	0.30	1.00
Oil 2	1,600	1:25	0.60	0.30	1.00
Oil 3	2,850	0.90	0.15	0.40	1.00

These costs are in year 2003 dollars and were escalated to the year spent at 1.5 percent per year, as per the schedule of inflation factors presented in Table P-1, Appendix B, of this report.

5. Gas Cost Allowance (2003 dollars)

In our evaluation, only the operating portion of the Gas Cost Allowance (GCA) was utilized based on the "postage stamp" rates for various plant types.

Where applicable, a fee of $0.242 per Mcf of raw gas for dehydration, gathering, compression, and processing was applied against royalty gas and credited to the Company.


Sproule

6. Capital Expenditures (2003 dollars)

The following capital expenditures, expressed in 2003 dollars, were included in this evaluation:

Year	Item	Gross Costs (M$)	Net Costs (M$)
Entity Oil 3 - Probable			
2003	Waterflood Facilities	1,009	585.2

7. Probable Reserves

The probable reserves presented in this report include reserves related to improved performance and were evaluated in the same manner as the proven reserves, incorporating adjustments for timing of production and capital expenditures. The values of the probable reserves have not been reduced to account for risks associated with proving up these probable reserves.

Gas Reserves

1. Reserves Estimation

Proven and probable gas reserves have been assigned to 19 wells in the Gilby West area, and were evaluated either as groups or individual entities. Shown below are the eight evaluation entities. For easier cross-reference, the one-line cash flow entities in Table 2, and the title line in cash flow Tables 3 display the exact same entity names. Table 2A presents the reserves details for the wells within each multiwell entity. Following is a brief description of these entities or groups:


Sproule

Proven Developed Producing Reserves

Entity Gas 1	00/10-25-39-04 W5/0		
	Producing Gas		Ostracod 'J'
Entity Gas 2	00/03-31-39-04/0, 07-09, 11-10 & 0/10-34-40-04 W5/2		
	00/03-31-39-04 W5/0	Producing Gas	Ostracod 'EE'
	00/11-10-40-04 W5/0	Producing Gas	Belly River, Cardium, Viking
	00/10-34-40-04 W5/0	Producing Gas	Basal Mannville 'Z'
	00/07-09-40-04 W5/2	Producing Gas	Cardium, Belly River, Viking
Entity Gas 3	01-32-40-03 W5		
	Producing Gas		Colony/Notikewan (PDP & P+P)
Entity Gas 4	00/15-01-40-04 W5/0		
	Producing Gas		Cardium 'F'
Entity Gas 5	00/14-04-41-03 W5/0		
	Producing Gas		Ellerslie/Nordegg (PDP + P+P)
Entity Gas 6	01-21/04-22 & 10-30-39-04 W5/0		
	00/01-21-39-04 W5/0	Producing Gas	Glauconitic 'A', Ostracod 'Z'
	00/04-22-39-04 W5/2	Producing Gas	Glauconitic 'A', Ostracod 'Z'
	00/10-30-39-04 W5/0	Producing Gas	Glauconitic 'A', Ostracod 'Z'
Entity Gas 7	06-16, 10-23 & 06-32-39-04 W5/0		
	00/06-16-39-04 W5/0	Producing Gas	Glauconitic 'A', Ostracod 'Z'
	00/10-23-39-04 W5/2	Producing Gas	Belly River, Cardium, Viking
	00/06-32-39-04 W5/0	Producing Gas	Glauconitic 'A', Ostracod 'Z'
Entity Gas 8	Five Wells in Twp. 39-40, Rges 3 &4 W5M		
	00/07-28-39-04 W5/0	Producing Gas	Glauconitic 'A', Ostracod 'Z'
	00/14-16-39-04 W5/0	Producing Gas	Glauconitic 'A', Ostracod 'Z'
	00/10-29-39-04 W5/0	Producing Gas	Glauconitic 'A, Ostracod 'Z'
	00/06-33-39-04 W5/2	Producing Gas	Glauconitic 'A', Ostracod 'Z'
	00/02-06-40-03 W5/0	Producing Gas	Basal Quartz 'C'

The reserves for all the foregoing entities were estimated from individual well declines and are summarized in Tables 2 and 2A. Production history plots are presented in the Figures section at the end of this report.


Sproule

The natural gas liquids associated with the solution gases are based on average yields applied to the remaining raw gas. These liquids were evaluated as pentanes.

The table below summarizes some of the foregoing parameters:

Entity	Average Working Interest (%)	Gas Rate (Mcfpd)	Shrinkage (%)	NGL Yield bbl/MMf (raw)
Gas 1	12.5	775	10	28.0
Gas 2	4.921 (RI)	865	10	28.0
Gas 3	100	300	10	2.0
Gas 4	6.25 (NCI)	150	10	28.0
Gas 5	66.67	725	10	20.6
Gas 6	6.276	805	10	28.0
Gas 7	6.25	1,550	10	30.9
Gas 8	12.5	3,100	10	28.2

The natural gas reserves are presented in millions of cubic feet at standard conditions of 14.65 psia and 60 degrees Fahrenheit. Natural gas liquids reserves are presented in thousands of barrels, at base conditions of 60 degrees Fahrenheit and equilibrium pressure.

2. Production Forecast

The following gross production rates were forecast:

Entity	Category	Production Start Date	Rate (Mcfpd(raw))	Number of Wells
Gas 1	PDP	April 1, 2003	775	1
Gas 2	PDP	April 1, 2003	865	4
Gas 3	PDP	April 1, 2003	300	1
Gas 4	PDP	April 1, 2003	150	1
Gas 5	PDP	April 1, 2003	725	1
Gas 6	PDP	April 1, 2003	805	3
Gas 7	PDP	April 1, 2003	1,550	3
Gas 8	PDP	April 1, 2003	3,100	5

3. *Pricing (Sproule's February 1, 2003 prices)*

The Alberta Plantgate price, as presented in Tables P-1 and P-2, of Appendix B, was used for the evaluation of the gas reserves. The prices were increased to reflect the actual price received as per revenue data provided by the Company.

The natural gas liquids (pentanes) prices were reduced to reflect the actual prices received at the plantgate. The table below shows the price adjustments for the various entities:

Entity	Gas Price Adjustment ($/Mcf)	NGL Price Adjustment ($/bbl)
Gas 1	0.22	-12.95
Gas 2	0.22	-12.95
Gas 3	0.22	-12.95
Gas 4	0.22	-12.95
Gas 5	0.22	-12.95
Gas 6	0.22	-10.60
Gas 7	0.27	-11.96
Gas 8	0.32	-12.95

4. *Operating Costs (2003 dollars)*

Operating costs for the Gilby West gas wells were derived from the accounting statements provided by the Company for 12 months of 2002. The costs used are as follows:

Entity	Fixed ($/well-month)	Process Charge ($/Mcf)	Liquids Handling ($/bbl)
Gas 1	3,000	0.30	1.00
Gas 2	-	0.30	1.00
Gas 3	3,500	0.30	1.00
Gas 4	3,000	0.30	1.00
Gas 5	2,500	0.30	1.00
Gas 6	2,500	0.30	1.00
Gas 7	2,500	0.30	1.00
Gas 8	3,900	0.30	1.00


Sproule

It is important to note that due to the complexity of dealing with unit and non-unit revenue data, the final comparison of Sproule 2003 cash flow roll up versus Petro-Canada 2002 financial roll up resulted in a difference of about $700,000. Consequently, we added a forecast identified as "Gilby West Facility Charges" which makes up the difference in fixed annual cost. This amount was reduced over 8 years to $200,000 under the assumption that with declining production and prudent operation this reduction could be realized, especially since these costs are actually variable costs related to the Gilby gas plant, the 10-19 solution gas facility and the 10-19 oil battery.

These costs are in year 2003 dollars and were escalated to the year spent at 1.5 percent per year, as per the schedule of inflation factors presented in Table P-1, Appendix B, of this report.

5. Gas Cost Allowance (2003 dollars)

In our evaluation, only the operating portion of the Gas Cost Allowance (GCA) was utilized based on the "postage stamp" rates for various plant types.

Where applicable, a fee of $0.242 per Mcf of raw gas for dehydration, gathering, compression, and processing was applied against royalty gas and credited to the Company.

6. Capital Expenditures (2003 dollars)

There are no capital expenditures forecast for the non-Unit wells in Gilby West.

7. Probable Reserves

The probable reserves presented in this report include reserves related to improved performance and were evaluated in the same manner as the proven reserves, incorporating adjustments for timing of production and capital expenditures. The values of the probable reserves have not been reduced to account for risks associated with proving up these probable reserves.



Other Parameters and Assumptions

1. Royalties and Mineral Taxes

The lessor and overriding royalties were based on existing agreements and government regulations.

2. Alberta Royalty Tax Credit

Under the Alberta Petroleum Exploration Plan, an Alberta Royalty Tax Credit (ARTC) is available to Alberta oil and gas producers. The annual projections of cash flow presented in this report do not include the Alberta Royalty Tax Credit (ARTC), since the Company cannot pass those credits on to the purchaser.

3. Abandonment Costs (2003 dollars)

Well abandonment and lease reclamation costs have not been included in this evaluation. Furthermore, no attempt was made to estimate the values realized from salvage of equipment and facilities in which the Company has an interest.

4. Net Present Values

Detailed forecasts of production and net revenue for all reserves categories are presented in Table 3. The Alberta Royalty Tax Credit is not included in these forecasts of cash flow.


Sproule

5. *Opportunities and Upside Potential*

The Company has identified a number of opportunities and upside potential primarily linked to the Cardium oil pool. Sproule has looked at these opportunities and assigned reserves wherever cash flow evaluations yielded positive net present values. Following is a brief summary of these opportunities:

1. Well reactivations, artificial lift installation, refracture stimulation, solvent squeezes, and other upgrades. In this evaluation, these opportunities were considered to be either uneconomic, acceleration, or necessary maintenance requirements. In some instances though, recognition was given to very recent rate increases in our cash flow forecasts. These production increases are not visible on the accompanying production history plots due to time lag.

2. Other zones - no additional proven or probable reserves could be assigned, except for well 01-32-40-03 W5 which was assigned proven developed producing and probable gas reserves in the Colony/Notikewan. The table on the following page summarizes our responses to the upside opportunities presented by Petro-Canada.


Sproule

Location	Zone	Fluid	Opportunity Activity	Reserves Category
10-06-40-03 W5	Lower Mannville (Ostracod)	Gas	Drill	No Reserves Assigned
02-28-40-03 W5	Lower Mannville (Ostracod)	Gas	Perforate - frac	No Reserves Assigned
09-28-40-03 W5	Lower Mannville (J2)	Oil/Gas	Drill	No Reserves Assigned
01-32-40-03 W5	Colony	Gas		Proven Developed Producing and Probable Reserves
11-32-40-03 W5	Lower Mannville (Ostracod)	Gas	Frac put on stream	No Reserves Assigned
16-11-40-04 W5	Cardium	Gas	Drill	No Reserves Assigned
04-12-40-04 W5	Cardium	Gas	Drill	No Reserves Assigned
00/01-04-41-03 W5	Jurassic (J1-J2)	Oil	Drill	No Reserves Assigned
02/04-04-41-03 W5	Jurassic (J1-J2)	Oil	Drill	No Reserves Assigned
00/06-04-41-03 W5	Jurassic (J2) .	Oil	Recomplete J2	No Reserves Assigned

Table 2A
Gilby West Non-Unit Gas
(As of April 1, 2003)

UWI	Pool Name	Decline Rate %	Gas Rate Mcfpd	Original Recoverable Raw Gas MMcf	Cumulative Prodution April 1, 2003 Mcfpd	Remaining Raw Gas MMcf	Surface Loss (%)	Remaining Pipeline Gas Reserves MMcf	Working Interest %	Company Working Interest Mbbl
Entity Gas 2 - 00/03-31-39-04/0, 07-09, 11-10 & 0/10-34-40-04 W5/2										
00/03-31-39-04 W5/0	Ostracod 'E'	16.9	525	2,793	1,754	1,039	10	935	1.406 GORR	13
00/11-10-40-04 W5/0	Belly River, Cardium, Viking	21.9	200	1,441	1,133	308	10	277	15 GORR	42
00/10-34-40-04 W5/0	Basal Mannville 'Z'	31.3	80	1,583	1,524	59	10	53	15 GORR	8
00/07-09-40-04 W5/2	Cardium, Belly River, Viking	20.0	60	114	52	62	10	56	3.75 GORR	2
Total			865	5,931	4,463	1,468		1,321	4.9029*	65

*Average

Note: Columns may not add up due to rounding.

UWI	Pool Name	Decline Rate %	Gas Rate Mcfpd	Original Recoverable Raw Gas MMcf	Cumulative Prodution April 1, 2003 Mcfpd	Remaining Raw Gas MMcf	Surface Loss (%)	Remaining Pipeline Gas Reserves MMcf	Working Interest %	Company Working Interest Mbbl	Royalties
Entity Gas 6 01-21/04-22 & 10-30-39-04 W5											
00/01-21-39-04 W5/0	Glauconitic 'A;, Ostracod 'Z'	23.0	210	1,363	986	378	10	340	11.875	40	CR+10 GORR
00/04-22-39-04 W5/2	Glauconitic 'A', Ostracod 'Z'	23.3	515	2,117	1,517	600	10	540	2.1875	12	CR
00/10-30-39-04 W5/0	Glauconitic 'A', Ostracod 'Z'	31.3	80	412	309	103	10	93	9.375	9	CR+2.665 GORR
Total			**805**	**3,892**	**2,812**	**1,080**		**972**	**6.276***	61	

Note: Columns may not add up due to rounding.

UWI	Pool Name	Decline Rate %	Gas Rate Mcfpd	Original Recoverable Raw Gas MMcf	Cumulative Prodution April 1, 2003 Mcfpd	Remaining Raw Gas MMcf	Surface Loss (%)	Remaining Pipeline Gas Reserves MMcf	Working Interest %	Company Working Interest Mbbl
Entity Gas 7 06-16, 10-23 & 06-32-39-04 W5/0										
00/06-16-39-04 W5/0	Glauconitic 'A', Ostracod 'Z'	17.6	440	2,477	1,755	722	10	650	6.25	41
00/10-23-39-04 W5/2	Belly River, Cardium, Viking	20.9	450	992	413	580	10	522	6.25	33
00/06-32-39-04 W5/0	Glauconitic 'A', Ostracod 'Z'	5.0	650	8,534	4,052	4,483	10	4,034	6.25	252
Total			1,540	12,003	6,219	5,784		5,206		325

Note: Columns may not add up due to rounding.

UWI	Pool Name	Decline Rate %	Gas Rate Mcfpd	Original Recoverable Raw Gas MMcf	Cumulative Prodution April 1, 2003 Mcfpd	Remaining Raw Gas MMcf	Surface Loss (%)	Remaining Pipeline Gas Reserves MMcf	Working Interest %	Company Working Interest Mbbl
Entity Gas 8 Five Wells in Twp 39-40, Rges 3 & 4 W5M										
00/07-28-39-04 W5/0	Glauconitic 'A', Ostracod 'Z'	8.8	950	11,160	7,671	3,490	10	3,141	12.5	393
00/14-16-39-04 W5/0	Glauconitic 'A', Ostracod 'Z'	26.4	150	921	790	132	10	118	12.5	15
00/10-29-39-04 W5/0	Glauconitic 'A', Ostracod 'Z'	5.7	880	11,239	6,019	5,220	10	4,698	12.5	587
00/06-33-39-04 W5/2	Glauconitic 'A', Ostracod 'Z'	7.3	550	5,981	3,132	2,850	10	2,565	12.5	321
00/02-06-40-03 W5/2	Basal Quartz 'C'	28.8	600	9,199	8,521	678	10	610	12.5	76
Total			**3,130**	**38,500**	**26,132**	**12,368.5**		**11,132**		**1,319**

Note: *Columns may not add up due to rounding.*

2003/03/24
10:04:44AM

TABLE 1
Gilby West Area
Well List / Reservoir Data
(As of April 1, 2003)

OIL RESERVES

Pool/Location	Reserve Category	Reserve Analysis Type	Drainage Area	Net Pay	Porosity	Water Saturation	Shrinkage	Original Oil In-Place	Recovery Factor	Original Recoverable Oil
			acre	ft	%	%	stb/res.bbl	Mbbl	%	Mbbl
Medicine River Glauconite A Unit No.1 Glauconitic A	PDP	Decline Analysis								4,938.5
Medicine River Glauconite A Unit No.1 Glauconitic A	PROB	Decline Analysis								165.7
Gilby Basal Mannville B Unit No.1 Basal Mannville B	PDP	Decline Analysis								7,579.8
Gilby Basal Mannville B Unit No.1 Basal Mannville B	PROB	Decline Analysis								164.4
Gilby Jurassic B Unit No.1 Jurassic B	PDP	Decline Analysis								21,174.8
Gilby Jurassic B Unit No.1 Jurassic B	PROB	Decline Analysis								649.4
Gilby Jurassic F Unit No.1 Jurassic F	PDP	Decline Analysis								3,482.3
Gilby Jurassic F Unit No.1 Jurassic F	PROB	Decline Analysis								100.3
Gilby Viking Unit No.1 - Segment B Viking	PDP	Decline Analysis								6,372.6
Gilby Bsl Manv B Unit No.1 - 1 Drilling Loc Basal Mannville B	PROB	Performance Pred								100.0
OIL 1 - 00/10-21-039-04W5/2 Cardium D	PDP	Decline Analysis								28.0
OIL 2 - 00/06-23-039-04W5/0 Ostracod S	PDP	Decline Analysis								95.3
OIL 3 - Sec 04-041-03W5 - 3 Wells Basal Mannv A	PDP	Decline Analysis								808.5
OIL 3 - Sec 04-041-03W5 - 3 Wells Basal Mannv A	PROB	Decline Analysis								269.7


Sproule
ASSOCIATES LIMITED

2003/03/24
10:04:44AM

TABLE 1
Gilby West Area
Well List / Reservoir Data
(As of April 1, 2003)

GAS RESERVES

Pool/Location	Reserve Category	Reserve Analysis Type	Drainage Area	Net Pay	Porosity	Water Saturation	Reservoir Temperature	Reservoir Pressure	Compres sibility Factor	Original Gas In-Place	Recovery Factor	Original Recoverable Raw Gas
			acre	ft	%	%	F	psia		MMcf	%	MMcf
GAS 1 - 00/10-25-039-04W5/0 Ostracod J	PDP	Decline Analysis										3,042
GAS 2 - 3-31-39-4/0,7-9,11-10&1 Ostr EE, Card & BR	PDP	Decline Analysis										5,931
GAS 3 - 01-32-040-03W5 Colony/Notikewin	PDP	Volumetrics	160	22.0	10.0	50	120	1477	0.83	835	80	668
GAS 3 - 01-32-040-03W5 Colony/Notikewin	PROB	Volumetrics	160	22.0	10.0	50	120	1477	0.83	835	80	668
GAS 4 - 00/15-01-040-04W5/0 Cardium F	PDP	Decline Analysis										577
GAS 5 - 00/14-04-041-03W5/0 Ellerslie/Nordegg	PDP	Decline Analysis										5,220
GAS 5 - 00/14-04-041-03W5/0 Ellerslie/Nordegg	PROB	Decline Analysis										2,956
GAS 6 - 01-21, 04-22&10-30-039 Glauc A & Ostr Z	PDP	Decline Analysis										3,892
GAS 7 - 06-16, 10-23&06-32-039 Glauc A, Ostr Z,BR & Card	PDP	Decline Analysis										12,003
GAS 8 - 5 Wells Twp 39-40, Rges Glauc A, Ost Z & BQ C	PDP	Decline Analysis										38,500


Sproule
ASSOCIATES LIMITED

TABLE 2
Gilby West
ESTIMATES OF RESERVES AND NET PRESENT VALUES
(As of April 1, 2003)

OIL RESERVES

Pool/Location	Reserve Analysis Type	Original Recoverable Oil Mbbl	Cumulative Production to Apr. 1,2003 Mbbl	Remaining Oil Reserves Mbbl	Company Working Interest %	Gross Company Oil Reserves Mbbl	Lessor Royalties & Burdens %	Net Company Oil Reserves Mbbl	Net Present Values Before Income Taxes 0% M$	8% M$	10% M$	12% M$
Proven Developed Producing												
Medicine River Glauconite A Unit No.1 Glauconitic A	Decline Analysis	4938.5	4,623.2	315.2**	6.0131	19.0	OC + 0.41 Gorr	17.6	443	292	268	249
Gilby Basal Mannville B Unit No.1 Basal Mannville B	Decline Analysis	7579.8	7,234.6	333.1**	86.07	286.7	OC (50.61%) + NC (16.87%) + 15 FH (32.52%)	259.4	7385	5512	5189	4905
Gilby Jurassic B Unit No.1 Jurassic B	Decline Analysis	21174.8	20,251.3	922.4**	20.4132	188.5	OC (95%) + NC (5%)	171.2	3088	2119	1964	1831
Gilby Jurassic F Unit No.1 Jurassic F	Decline Analysis	3482.3	3,359.5	122.8	36.8	45.2	OC (24.44%) + NC (5.01%) + 15 FH (70.55)%	38.6	687	512	482	455
Gilby Viking Unit No.1 - Segment B Viking	Decline Analysis	6372.6	6,366.0	6.3**	28.1436	1.8	OC	1.7	35	34	33	33
OIL 1 - 00/10-21-039-04W5/2 Cardium D	Decline Analysis	28.0	8.5	19.5	11.88	2.3	NC + 10 Gorr	2.0	45	38	37	35

** Reserves Cut-off due to Economic Limit

Sproule ASSOCIATES LIMITED

TABLE 2
Gilby West

ESTIMATES OF RESERVES AND NET PRESENT VALUES

(As of April 1, 2003)

OIL RESERVES

Pool/Location	Reserve Analysis Type	Original Recoverable Oil	Cumulative Production to Apr. 1,2003	Remaining Oil Reserves	Company Working Interest	Gross Company Oil Reserves	Lessor Royalties & Burdens	Net Company Oil Reserves	Net Present Values Before Income Taxes 0%	8%	10%	12%
		Mbbl	Mbbl	Mbbl	%	Mbbl	%	Mbbl	M$	M$	M$	M$
Proven Developed Producing												
OIL 2 - 00/06-23-039-04W5/0 Ostracod S	Decline Analysis	95.3	91.6	3.8**	25	1.0	20 FH	0.8	64	59	58	57
OIL 3 - Sec 04-041-03W5 - 3 Wells Basal Mannv A	Decline Analysis	808.5	390.1	418.3**	58	242.6	NC	204.4	5972	4472	4214	3987
Total, Proven Developed Producing		44479.8		2141.4		787.0		695.6	17717	13038	12245	11553
Probable Developed*												
Medicine River Glauconite A Unit No.1 Glauconitic A	Decline Analysis	165.7	0.0	165.5**	6.0131	10.0	OC + 0.41 Gorr	9.3	256	71	54	43
Gilby Basal Mannville B Unit No.1 Basal Mannville B	Decline Analysis	164.4	0.0	176.3**	86.07	151.8	OC (50.61%) + NC (16.87%) + 15 FH (32.52%)	136.9	4514	1754	1438	1195
Gilby Jurassic B Unit No.1 Jurassic B	Decline Analysis	649.4	0.0	649.3**	20.4132	132.7	OC (95%) + NC (5%)	119.7	2502	737	577	462

* Probable Reserves and Values Have Not Been Reduced To Account For Risk
** Reserves Cut-off due to Economic Limit


Sproule
ASSOCIATES LIMITED

TABLE 2
Gilby West

ESTIMATES OF RESERVES AND NET PRESENT VALUES

(As of April 1, 2003)

OIL RESERVES

Pool/Location	Reserve Analysis Type	Original Recoverable Oil Mbbl	Cumulative Production to Apr. 1,2003 Mbbl	Remaining Oil Reserves Mbbl	Company Working Interest %	Gross Company Oil Reserves Mbbl	Lessor Royalties & Burdens %	Net Company Oil Reserves Mbbl	Net Present Values Before Income Taxes 0% M$	8% M$	10% M$	12% M$
Probable Developed*												
Gilby Jurassic F Unit No.1 Jurassic F	Decline Analysis	100.3	0.0	100.1**	36.8	36.8	OC (24.44%) + NC (5.01%) + 15 FH (70.55)%	31.4	639	237	193	160
Total, Probable Developed*		1079.8		1091.3		331.3		297.3	7912	2799	2263	1859
Probable Undeveloped*												
Gilby Bsl Manv B Unit No.1 - 1 Drilling Loc Basal Mannville B	Performance Pred	100.0	0.0	100.0	86.07	86.1	NC (67.48%) + 15 FH (32.52%)	74.7	1769	1011	881	766
OIL 3 - Sec 04-041-03W5 - 3 Wells Basal Mannv A	Decline Analysis	269.7	0.0	269.8**	58	156.5	NC	130.5	3558	1381	1109	892
Total, Probable Undeveloped*		369.7		369.8		242.5		205.2	5328	2391	1989	1659
Total, Probable*		1449.5		1461.1		573.8		502.5	13239	5190	4252	3517
Total, Proven Plus Probable		45929.3		3602.5		1360.8		1198.1	30957	18228	16497	15070

* Probable Reserves and Values Have Not Been Reduced To Account For Risk
** Reserves Cut-off due to Economic Limit

Sproule ASSOCIATES LIMITED



TABLE 2

Gilby West

ESTIMATES OF RESERVES AND NET PRESENT VALUES

(As of April 1, 2003)

SOLUTION GAS RESERVES (Values Included With Oil Reserves)

Pool/Location	Remaining Oil Reserves Mbbl	GOR Raw Gas scf/bbl	Remaining Recoverable Raw Gas MMcf	Surface Loss %	Remaining Solution Gas Reserves MMcf	Company Working Interest %	Gross Company Solution Gas Reserves MMcf	Lessor Royalties & Burdens %	Net Company Solution Gas Reserves MMcf
Proven Developed Producing									
Medicine River Glauconite A Unit No.1 Glauconitic A	315.2	2000	630	10	567	6.0131	34	OC + 0.41 Gorr	22
Gilby Basal Mannville B Unit No.1 Basal Mannville B	333.1	5000	1666	15	1416	86.07	1219	OC (50.61%) + NC (16.87%) + 15 FH (32.52%)	881
Gilby Jurassic B Unit No.1 Jurassic B	922.4	1500	1384	20	1107	20.4132	226	OC (95%) + NC (5%)	148
Gilby Jurassic F Unit No.1 Jurassic F	122.8	600	74	20	59	36.8	22	OC (24.44%) + NC (5.01%) + 15 FH (70.55)%	17
Gilby Viking Unit No.1 - Segment B Viking	6.3	3500	22	20	18	28.1436	5	OC	3
OIL 1 - 00/10-21-039-04W5/2 Cardium D	19.5	650	13	25	10	11.88	1	NC + 10 Gorr	1
OIL 2 - 00/06-23-039-04W5/0 Ostracod S	3.8	16000	61	25	46	25	11	20 FH	9


Sproule
ASSOCIATES
LIMITED

TABLE 2
Gilby West
ESTIMATES OF RESERVES AND NET PRESENT VALUES
(As of April 1, 2003)

SOLUTION GAS RESERVES (Values Included With Oil Reserves)

Pool/Location	Remaining Oil Reserves Mbbl	GOR Raw Gas scf/bbl	Remaining Recoverable Raw Gas MMcf	Surface Loss %	Remaining Solution Gas Reserves MMcf	Company Working Interest %	Gross Company Solution Gas Reserves MMcf	Lessor Royalties & Burdens %	Net Company Solution Gas Reserves MMcf
Proven Developed Producing									
OIL 3 - Sec 04-041-03W5 - 3 Wells Basal Mannv A	418.3	2280	954	25	715	58	415	NC	290
Total, Proven Developed Producing	2141.4		4802		3937		1933		1372
Probable Developed*									
Medicine River Glauconite A Unit No.1 Glauconitic A	165.5	2000	331	10	298	6.0131	18	OC + 0.41 Gorr	12
Gilby Basal Mannville B Unit No.1 Basal Mannville B	176.3	5000	882	15	749	86.07	645	OC (50.61%) + NC (16.87%) + 15 FH (32.52%)	467
Gilby Jurassic B Unit No.1 Jurassic B	649.3	1500	974	20	779	20.4132	159	OC (95%) + NC (5%)	104
Gilby Jurassic F Unit No.1 Jurassic F	100.1	600	60	20	48	36.8	18	OC (24.44%) + NC (5.01%) + 15 FH (70.55)%	14
Total, Probable Developed*	1091.3		2247		1875		840		596

* Probable Reserves and Values Have Not Been Reduced To Account For Risk


Sproule
ASSOCIATES
LIMITED





TABLE 2
Gilby West
ESTIMATES OF RESERVES AND NET PRESENT VALUES

(As of April 1, 2003)

SOLUTION GAS RESERVES (Values Included With Oil Reserves)

Pool/Location	Remaining Oil Reserves Mbbl	GOR Raw Gas scf/bbl	Remaining Recoverable Raw Gas MMcf	Surface Loss %	Remaining Solution Gas Reserves MMcf	Company Working Interest %	Gross Company Solution Gas Reserves MMcf	Lessor Royalties & Burdens %	Net Company Solution Gas Reserves MMcf
Probable Undeveloped*									
Gilby Bsl Manv B Unit No.1 - 1 Drilling Loc Basal Mannville B	100.0	5000	500	15	425	86.07	366	NC (67.48%) + 15 FH (32.52%)	275
OIL 3 - Sec 04-041-03W5 - 3 Wells Basal Manny A	269.8	2280	615	25	461	58	268	NC	187
Total, Probable Undeveloped*	369.8		1115		886		633		462
Total, Probable*	1461.1		3362		2761		1473		1058
Total, Proven Plus Probable	3602.5		8164		6698		3406		2430

* Probable Reserves and Values Have Not Been Reduced To Account For Risk


Sproule
ASSOCIATED LIMITED

TABLE 2
Gilby West
ESTIMATES OF RESERVES AND NET PRESENT VALUES
(As of April 1, 2003)

PIPELINE GAS RESERVES

Pool/Location	Reserve Analysis Type	Original Recoverable Raw Gas MMcf	Cumulative Production to Apr. 1,2003 MMcf	Remaining Recoverable Raw Gas MMcf	Surface Loss %	Remaining Pipeline Gas Reserves MMcf	Company Working Interest %	Gross Company Pipeline Gas Reserves MMcf	Lessor Royalties & Burdens %	Net Company Pipeline Gas Reserves MMcf	NPV Before Income Taxes 0% M$	8% M$	10% M$	12% M$
Proven Developed Producing														
GAS 1 - 00/10-25-039-04W5/0														
Ostracod J	Decline Analysis	3042	1914	1128	10	1015	12.5 NPI		-		472	380	363	348
GAS 2 - 3-31-39-4/0,7-9,11-10&10-34-40-04W5/2														
Ostr EE, Card & BR	Decline Analysis	5931	4463	1468	10	1321	4.921 Avg Gorri	61	-	61	369	288	273	260
GAS 3 - 01-32-040-03W5														
Colony/Notikewin	Volumetrics	668	52	616	10	554	100	554	NC	462	1656	1291	1225	1167
GAS 4 - 00/15-01-040-04W5/0														
Cardium F	Decline Analysis	577	240	337	10	303	12.5 NPI (50%) + 2.0 Gorri	6	-	6	95	73	69	66
GAS 5 - 00/14-04-041-03W5/0														
Ellerslie/Nordegg	Decline Analysis	5220	3777	1443	10	1299	66.67	866	NC	655	3126	2313	2176	2056
GAS 6 - 01-21, 04-22&10-30-039-04W5/0														
Glauc A & Ostr Z	Decline Analysis	3892	2812	1080	10	972	6.276 Avg	61	NC + 3.7 Gorr	49	223	188	181	175
GAS 7 - 06-16, 10-23&06-32-039-04W5/0														
Glauc A, Ostr Z,BR & Card	Decline Analysis	12003	6219	5784	10	5206	6.25	325	NC (89.5%), 18.125 FG (10.5%)	256	1273	744	674	617
GAS 8 - 5 Wells Twp 39-40, Rges 3 & 4W5														
Glauc A, Ost Z & BQ C	Decline Analysis	38500	26132	12369**	10	11132	12.5	1392	NC	1072	4997	2862	2589	2369
Gilby Facility Charges														
Gilby West		0	0		0		100		-		-3689	-2997	-2862	-2740

** Reserves Cut-off due to Economic Limit

Sproule
ASSOCIATES LIMITED

TABLE 2
Gilby West

ESTIMATES OF RESERVES AND NET PRESENT VALUES

(As of April 1, 2003)

PIPELINE GAS RESERVES

Pool/Location	Reserve Analysis Type	Original Recoverable Raw Gas	Cumulative Production to Apr. 1,2003	Remaining Recoverable Raw Gas	Surface Loss	Remaining Pipeline Gas Reserves	Company Working Interest	Gross Company Pipeline Gas Reserves	Lessor Royalties & Burdens	Net Company Pipeline Gas Reserves	Net Present Values Before Income Taxes 0%	8%	10%	12%
		MMcf	MMcf	MMcf	%	MMcf	%	MMcf	%	MMcf	M$	M$	M$	M$
Total, Proven Developed Producing		69833		24225		21802		3265		2561	8521	5142	4689	4318
Probable Developed*														
GAS 3 - 01-32-040-03W5														
Colony/Notikewin	Volumetrics	668	0	668	10	601	100	601	NC	501	1798	768	646	550
GAS 5 - 00/14-04-041-03W5/0														
Ellerslie/Nordegg	Decline Analysis	2956	0	2956	10	2660	66.67	1774	NC	1475	9235	1225	915	710
Total, Probable Developed*		3624		3624		3262		2375		1977	11033	1993	1560	1260
Total, Proven Plus Probable		73457		27849		25064		5640		4538	19554	7135	6250	5578

* Probable Reserves and Values Have Not Been Reduced To Account For Risk
** Reserves Cut-off due to Economic Limit

Sproule Associates Limited

2003/03/19
8:31:34AM

TABLE 3

Gilby West, Alberta

(As of April 1, 2003)

Proven Plus Probable

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	3602.5	6698	25064	0.0	40.5	45.2	793.5	879.2	0.0
CO.INT	1360.8	3406	5640	0.0	18.9	19.9	150.4	189.2	0.0
CO.NET	1198.1	2430	4538	0.0	14.0	14.8	102.6	131.4	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	1467	50510	0	0	0	0	50510
8.00	1439	25364	0	0	0	0	25364
10.00	1433	22747	0	0	0	0	22747
12.00	1426	20648	0	0	0	0	20648
15.00	1417	18176	0	0	0	0	18176
20.00	1340	15230	0	0	0	0	15230

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	325	1965	3079	3701	402	1519	21	988	708	1467	0	2479
2004	343	1968	3548	4450	419	1734	71	1377	670	0	0	4564
2005	308	1770	2814	3199	317	1242	66	1257	627	0	0	3136
2006	274	1580	2571	2677	282	1047	63	1191	531	0	0	2699
2007	247	1429	2416	2505	264	977	64	1074	432	0	0	2638
2008	222	1294	2224	2303	243	879	63	1028	330	0	0	2469
2009	202	1182	2099	2183	229	824	63	936	225	0	0	2463
2010	183	1079	1941	2026	211	733	62	918	228	0	0	2237
2011	166	981	1798	1880	194	655	60	896	5	0	0	2255
2012	151	899	1672	1761	180	590	59	885	5	0	0	2073
2013	139	830	1559	1650	167	535	60	876	5	0	0	1900
2014	127	764	1457	1552	152	486	60	869	4	0	0	1741
2015	117	704	1364	1456	138	443	61	864	4	0	0	1586
2016	107	651	1280	1369	131	405	58	861	4	0	0	1453
2017	99	606	1203	1290	124	372	55	858	4	0	0	1329
2018	91	564	1085	1179	114	333	48	796	3	0	0	1199
2019	82	511	1029	1118	109	308	46	796	3	0	0	1103
2020	79	494	977	1061	104	286	44	797	3	0	0	1012
2021	72	452	930	1009	99	267	42	798	3	0	0	927
2022	67	421	886	961	95	250	40	801	3	0	0	848
Subt			35929	39330	3974	13885	1105	18868	3797	1467	0	40112
65yr			5931	15545	1987	2964	172	9840	68	0	0	10398
Total			41860	54875	5961	16869	1277	28707	3866	1467	0	50510


Sproule
ASSOCIATES LIMITED

TABLE 3

Gilby West, Alberta

(As of April 1, 2003)

Proven Plus Probable

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003	43.0	815	224.3	89.6	74.6	34.38	428	219	156	7.33	19.0	7060	1943	322	234	6.51
2004	42.0	805	294.9	125.7	105.4	28.21	598	332	238	6.56	19.0	6335	2320	389	284	5.84
2005	38.0	727	264.8	112.0	95.0	25.11	530	294	211	5.26	19.0	5638	2053	351	258	4.72
2006	34.0	654	238.7	100.2	85.6	25.66	465	259	186	4.91	19.0	4995	1824	318	236	4.42
2007	29.0	595	217.3	90.2	77.1	26.79	421	233	167	5.07	19.0	4456	1627	289	217	4.58
2008	27.0	542	198.3	81.4	70.1	27.31	383	210	150	5.14	19.0	3977	1456	264	201	4.64
2009	23.0	497	181.6	73.7	63.4	28.48	349	189	135	5.35	19.0	3581	1308	242	186	4.83
2010	23.0	456	166.4	66.9	58.3	29.03	318	171	123	5.44	18.7	3204	1169	222	173	4.92
2011	22.0	417	152.4	60.8	53.5	29.59	291	156	111	5.54	16.0	2794	1020	203	159	5.02
2012	22.0	384	140.7	55.4	49.3	30.16	268	142	101	5.65	16.0	2533	928	187	149	5.12
2013	22.0	357	130.2	50.7	45.4	30.75	247	130	93	5.75	15.9	2287	835	173	139	5.22
2014	22.0	331	120.8	46.5	42.0	31.35	228	119	85	5.86	14.4	2031	742	160	129	5.35
2015	22.0	307	112.2	42.7	38.8	31.94	211	109	78	5.95	10.0	1777	649	148	121	5.45
2016	21.0	286	104.6	39.3	35.9	32.53	196	100	72	6.04	10.0	1633	598	138	113	5.53
2017	21.0	267	97.6	36.3	33.3	33.13	182	93	66	6.13	10.0	1510	552	129	106	5.61
2018	20.1	253	89.6	32.2	29.6	33.74	163	80	57	6.22	10.1	1435	509	120	100	5.69
2019	15.0	230	84.1	29.9	27.6	34.36	153	74	53	6.31	10.0	1286	470	112	94	5.77
2020	16.2	224	79.1	27.9	25.9	34.99	143	70	50	6.40	10.0	1225	434	105	89	5.85
2021	7.0	206	74.5	26.1	24.2	35.63	135	65	46	6.50	10.0	1105	401	98	84	5.94
2022	3.0	193	70.3	24.4	22.7	36.28	127	61	44	6.60	10.0	1014	370	92	79	6.02
Subt			3042.5	1211.9	1057.8		5836	3106	2220				21207	4063	3151	
65yr			560.0	148.8	140.3		862	300	210				3857	1577	1387	
Total			3602.5	1360.8	1198.1		6698	3406	2430				25064	5640	4538	

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003	2.5	1.1	0.9	20.42	2.7	1.2	0.9	23.65	63.0	9.2	6.3	29.67				
2004	3.5	1.8	1.3	16.89	3.7	1.9	1.4	19.69	75.7	11.5	7.9	23.91				
2005	3.0	1.6	1.2	15.07	3.3	1.6	1.2	17.68	66.8	10.3	7.1	20.85				
2006	2.6	1.4	1.0	15.35	2.9	1.5	1.1	18.01	58.9	9.1	6.3	21.43				
2007	2.4	1.3	0.9	15.98	2.7	1.3	1.0	18.72	52.5	8.2	5.6	22.59				
2008	2.2	1.1	0.8	16.27	2.5	1.2	0.9	19.05	47.0	7.5	5.1	23.16				
2009	2.0	1.0	0.8	16.91	2.3	1.1	0.8	19.78	42.1	6.8	4.6	24.35				
2010	1.9	0.9	0.7	17.22	2.1	1.0	0.7	20.13	37.6	6.2	4.2	24.95				
2011	1.7	0.9	0.6	17.54	1.9	0.9	0.7	20.48	32.8	5.6	3.8	25.53				
2012	1.6	0.8	0.6	17.85	1.8	0.8	0.6	20.84	29.8	5.1	3.5	26.16				
2013	1.5	0.7	0.5	18.18	1.7	0.8	0.6	21.21	26.8	4.7	3.2	26.83				
2014	1.4	0.7	0.5	18.51	1.6	0.7	0.5	21.58	23.8	4.3	2.9	27.60				
2015	1.3	0.6	0.5	18.83	1.5	0.7	0.5	21.94	20.8	4.0	2.7	28.39				
2016	1.2	0.6	0.4	19.16	1.4	0.6	0.5	22.31	19.2	3.7	2.5	29.00				
2017	1.1	0.5	0.4	19.49	1.3	0.6	0.4	22.69	17.6	3.4	2.3	29.63				
2018	1.0	0.5	0.3	19.83	1.2	0.5	0.4	23.07	16.2	3.1	2.1	30.15				
2019	1.0	0.4	0.3	20.17	1.1	0.5	0.3	23.46	14.9	2.9	2.0	30.81				
2020	0.9	0.4	0.3	20.52	1.0	0.4	0.3	23.85	13.8	2.7	1.8	31.47				
2021	0.9	0.4	0.3	20.87	1.0	0.4	0.3	24.25	12.7	2.5	1.7	32.14				
2022	0.8	0.4	0.3	21.23	0.9	0.4	0.3	24.66	11.7	2.4	1.6	32.83				
Subt	34.6	17.1	12.7		38.3	18.0	13.3		683.9	113.0	77.3					
65yr	5.9	1.8	1.3		6.9	2.0	1.5		109.6	37.3	25.3					
Total	40.5	18.9	14.0		45.2	19.9	14.8		793.5	150.4	102.6					



TABLE 3

Gilby West, Alberta

(As of April 1, 2003)

Proven Plus Probable

FORECAST OF REVENUE BEFORE INCOME TAXES

YEAR	REVENUE: OIL	GAS	NGL	SUL	ROY	OTHER	ROYALTIES: CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	EXPENSES: LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	3079	3701	326	0	80	0	1527	135	5	0	39	32	988	0	708	-118	3947
2004	3548	4450	343	0	80	0	1737	181	5	0	53	51	1377	0	670	-111	4564
2005	2814	3199	266	0	54	0	1254	136	4	0	48	36	1257	0	627	-70	3136
2006	2571	2677	243	0	42	0	1061	115	3	0	43	29	1191	0	531	-53	2699
2007	2416	2505	230	0	37	0	988	108	2	0	39	28	1074	0	432	-44	2638
2008	2224	2303	214	0	31	0	890	99	2	0	36	25	1028	0	330	-36	2469
2009	2099	2183	204	0	27	0	833	94	2	0	33	23	936	0	225	-30	2463
2010	1941	2026	190	0	23	0	741	87	1	0	30	21	918	0	228	-24	2237
2011	1798	1880	176	0	19	0	663	81	0	0	27	19	896	0	5	-19	2255
2012	1672	1761	165	0	16	0	598	75	0	0	25	17	885	0	5	-14	2073
2013	1559	1650	155	0	13	0	542	71	0	0	23	16	876	0	5	-10	1900
2014	1457	1552	146	0	6	0	492	66	0	0	22	15	869	0	4	-6	1741
2015	1364	1456	138	0	0	0	448	62	0	0	21	14	864	0	4	0	1586
2016	1280	1369	131	0	0	0	410	59	0	0	19	13	861	0	4	0	1453
2017	1203	1290	124	0	0	0	376	56	0	0	18	12	858	0	4	0	1329
2018	1085	1179	114	0	0	0	338	48	0	0	16	10	796	0	3	0	1199
2019	1029	1118	109	0	0	0	313	46	0	0	15	9	796	0	3	0	1103
2020	977	1061	104	0	0	0	290	44	0	0	14	9	797	0	3	0	1012
2021	930	1009	99	0	0	0	271	43	0	0	13	9	798	0	3	0	927
2022	886	961	95	0	0	0	253	41	0	0	12	8	801	0	3	0	848
Subt	35929	39330	3572	0	428	0	14025	1648	26	0	548	397	18868	0	3797	-533	41579
65yr	5931	15545	1987	0	0	0	3104	174	1	0	156	32	9840	0	68	0	10398
Total	41860	54875	5559	0	428	0	17130	1822	28	0	704	428	28707	0	3866	-533	51977

FORECAST OF REVENUE BEFORE INCOME TAXES

YEAR	INTANGIBLE: CEE	CDE	COGPE	TANGIBLE: CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	882	0	585	0	0	1467	2479	2479	0	0	0	0	0	2479	2479
2004	0	0	0	0	0	0	0	4564	7043	0	0	0	0	0	4564	7043
2005	0	0	0	0	0	0	0	3136	10179	0	0	0	0	0	3136	10179
2006	0	0	0	0	0	0	0	2699	12878	0	0	0	0	0	2699	12878
2007	0	0	0	0	0	0	0	2638	15516	0	0	0	0	0	2638	15516
2008	0	0	0	0	0	0	0	2469	17985	0	0	0	0	0	2469	17985
2009	0	0	0	0	0	0	0	2463	20448	0	0	0	0	0	2463	20448
2010	0	0	0	0	0	0	0	2237	22684	0	0	0	0	0	2237	22684
2011	0	0	0	0	0	0	0	2255	24939	0	0	0	0	0	2255	24939
2012	0	0	0	0	0	0	0	2073	27012	0	0	0	0	0	2073	27012
2013	0	0	0	0	0	0	0	1900	28912	0	0	0	0	0	1900	28912
2014	0	0	0	0	0	0	0	1741	30654	0	0	0	0	0	1741	30654
2015	0	0	0	0	0	0	0	1586	32240	0	0	0	0	0	1586	32240
2016	0	0	0	0	0	0	0	1453	33693	0	0	0	0	0	1453	33693
2017	0	0	0	0	0	0	0	1329	35022	0	0	0	0	0	1329	35022
2018	0	0	0	0	0	0	0	1199	36221	0	0	0	0	0	1199	36221
2019	0	0	0	0	0	0	0	1103	37324	0	0	0	0	0	1103	37324
2020	0	0	0	0	0	0	0	1012	38336	0	0	0	0	0	1012	38336
2021	0	0	0	0	0	0	0	927	39264	0	0	0	0	0	927	39264
2022	0	0	0	0	0	0	0	848	40112	0	0	0	0	0	848	40112
Subt	0	882	0	585	0	0	1467	40112	40112	0	0	0	0	0	40112	40112
65yr	0	0	0	0	0	0	0	10398	50510	0	0	0	0	0	10398	50510
Total	0	882	0	585	0	0	1467	50510	50510	0	0	0	0	0	50510	50510


Sproule
ASSOCIATES LIMITED

2003/03/19
8:32:40AM

TABLE 3

Gilby West, Alberta

(As of April 1, 2003)

Proven Developed Producing

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	2141.4	3937	21802	0.0	23.8	26.6	707.7	758.1	0.0
CO.INT	787.0	1933	3265	0.0	10.6	11.1	96.7	118.4	0.0
CO.NET	695.6	1372	2561	0.0	7.8	8.3	66.2	82.3	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	26238	0	0	0	0	26238
8.00	0	18180	0	0	0	0	18180
10.00	0	16935	0	0	0	0	16935
12.00	0	15871	0	0	0	0	15871
15.00	0	14539	0	0	0	0	14539
20.00	0	12828	0	0	0	0	12828

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	321	1946	3036	3664	400	1495	20	984	708	0	0	3892
2004	283	1725	2925	3869	383	1468	27	1252	669	0	0	3761
2005	245	1507	2244	2704	284	1009	32	1127	627	0	0	2437
2006	211	1301	1980	2190	247	809	31	1057	530	0	0	1989
2007	183	1136	1795	1979	227	714	32	936	431	0	0	1887
2008	159	992	1592	1753	203	608	33	887	329	0	0	1691
2009	139	871	1445	1599	186	542	33	792	224	0	0	1639
2010	121	763	1282	1425	167	460	32	771	227	0	0	1384
2011	105	664	1138	1265	148	391	30	748	4	0	0	1377
2012	92	583	1013	1136	134	337	30	735	4	0	0	1176
2013	80	515	902	1019	120	291	30	725	3	0	0	990
2014	70	452	805	917	104	253	30	718	3	0	0	822
2015	61	398	717	822	89	220	32	712	3	0	0	663
2016	50	347	600	730	81	189	24	675	3	0	0	521
2017	44	282	536	602	74	162	21	621	2	0	0	406
2018	38	251	447	513	65	134	16	566	2	0	0	305
2019	20	135	246	292	43	78	1	287	2	0	0	213
2020	15	142	161	254	39	63	1	221	2	0	0	168
2021	0	106	3	199	33	39	1	62	1	0	0	131
2022	0	83	0	184	31	35	1	60	1	0	0	118
Subt			22868	27114	3057	9299	456	13937	3776	0	0	25571
13yr			0	1354	230	227	4	677	9	0	0	667
Total			22868	28468	3288	9526	460	14614	3786	0	0	26238


Sproule
ASSOCIATES LIMITED

2003/03/19
8:32:40AM

TABLE 3

Gilby West, Alberta

(As of April 1, 2003)

Proven Developed Producing

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003	43.0	806	221.7	88.3	73.7	34.38	423	217	154	7.33	19.0	7049	1940	319	232	6.51
2004	41.0	719	263.2	103.6	88.2	28.22	500	255	181	6.55	19.0	6295	2305	377	276	5.84
2005	37.0	631	229.5	89.3	77.0	25.13	432	220	157	5.25	19.0	5569	2026	328	243	4.71
2006	33.0	549	200.5	77.1	67.3	25.69	367	188	134	4.91	19.0	4892	1787	287	215	4.41
2007	28.0	484	176.7	67.0	58.8	26.82	323	164	117	5.07	19.0	4326	1580	251	192	4.57
2008	26.0	426	155.9	58.2	51.7	27.35	284	143	102	5.14	19.0	3827	1401	220	171	4.63
2009	22.0	377	137.7	50.7	45.1	28.52	251	125	89	5.35	19.0	3412	1246	193	152	4.82
2010	22.0	333	121.5	44.1	39.7	29.08	221	109	77	5.44	18.7	3023	1103	170	135	4.91
2011	21.0	293	106.9	38.4	34.9	29.65	195	95	68	5.55	16.0	2602	950	147	119	5.01
2012	21.0	259	94.8	33.5	30.8	30.22	172.	83	59	5.65	16.0	2335	855	130	107	5.11
2013	21.0	230	84.1	29.3	27.1	30.82	153	73	52	5.75	15.9	2083	761	115	95	5.21
2014	21.0	205	74.8	25.6	23.8	31.42	135	64	45	5.86	14.4	1825	667	101	85	5.35
2015	21.0	182	66.4	22.4	21.0	32.01	120	56	40	5.95	10.0	1570	573	89	75	5.48
2016	20.0	152	55.8	18.4	17.4	32.61	105	48	34	6.04	9.9	1425	522	79	67	5.56
2017	20.0	136	49.7	16.1	15.3	33.22	93	42	30	6.13	9.0	1277	466	61	51	5.65
2018	20.0	125	43.3	13.2	12.6	33.84	78	33	23	6.22	9.0	1229	425	53	45	5.73
2019	15.0	92	33.5	7.1	6.9	34.50	47	10	7	6.25	8.0	1026	375	39	33	5.83
2020	15.0	81	24.1	4.6	4.4	35.30	35	6	4	6.36	8.0	1148	344	36	31	5.91
2021	4.0	4	1.2	0.1	0.1	39.90	2	0	0	6.54	8.0	1002	315	33	28	6.00
2022											8.0	791	289	30	26	6.08
Subt			2141.4	787.0	695.6		3937	1933	1372				19930	3059	2378	
13yr													1873	206	183	
Total			2141.4	787.0	695.6		3937	1933	1372				21803	3265	2561	

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003	2.5	1.1	0.8	20.42	2.6	1.2	0.9	23.65	62.9	9.2	6.3	29.67				
2004	2.9	1.3	1.0	16.92	3.1	1.4	1.0	19.72	74.8	10.9	7.5	23.61				
2005	2.4	1.1	0.9	15.08	2.7	1.2	0.9	17.69	65.7	9.5	6.5	20.57				
2006	2.1	1.0	0.7	15.35	2.4	1.1	0.8	18.01	57.5	8.2	5.6	21.15				
2007	1.9	0.9	0.7	15.97	2.1	0.9	0.7	18.71	51.0	7.2	5.0	22.32				
2008	1.7	0.8	0.6	16.27	1.9	0.8	0.6	19.05	45.3	6.4	4.4	22.90				
2009	1.5	0.7	0.5	16.91	1.7	0.7	0.5	19.78	40.3	5.6	3.8	24.09				
2010	1.4	0.6	0.5	17.22	1.5	0.6	0.5	20.13	35.7	4.9	3.4	24.68				
2011	1.2	0.5	0.4	17.53	1.4	0.6	0.4	20.48	30.9	4.3	3.0	25.25				
2012	1.1	0.5	0.4	17.85	1.2	0.5	0.4	20.84	27.8	3.8	2.6	25.86				
2013	1.0	0.4	0.3	18.17	1.1	0.4	0.3	21.20	24.8	3.4	2.3	26.53				
2014	0.9	0.4	0.3	18.50	1.0	0.4	0.3	21.58	21.8	3.0	2.1	27.35				
2015	0.8	0.3	0.2	18.83	0.9	0.4	0.3	21.94	18.8	2.7	1.8	28.21				
2016	0.7	0.3	0.2	19.15	0.8	0.3	0.2	22.31	17.1	2.4	1.6	28.79				
2017	0.6	0.3	0.2	19.48	0.7	0.3	0.2	22.69	15.6	2.1	1.4	29.41				
2018	0.5	0.2	0.1	19.82	0.6	0.2	0.2	23.07	14.2	1.9	1.3	29.92				
2019	0.3	0.0	0.0	20.09	0.4	0.1	0.0	23.42	12.6	1.4	0.9	29.93				
2020	0.3	0.0	0.0	20.41	0.3	0.0	0.0	23.80	11.4	1.2	0.8	30.54				
2021	0.0	0.0	0.0	20.38	0.0	0.0	0.0	24.02	10.2	1.1	0.7	30.93				
2022									9.3	1.0	0.7	31.57				
Subt	23.8	10.6	7.8		26.6	11.1	8.3		647.6	90.1	61.7					
13yr									60.0	6.5	4.5					
Total	23.8	10.6	7.8		26.6	11.1	8.3		707.7	96.7	66.2					



Sproule
ASSOCIATES
LIMITED

2003/03/19
8:32:40AM

TABLE 3

Gilby West, Alberta

(As of April 1, 2003)

Proven Developed Producing

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	3036	3664	324	0	80	0	1503	134	5	0	39	32	984	0	708	-118	3892
2004	2925	3869	307	0	80	0	1481	136	5	0	46	35	1252	0	669	-111	3761
2005	2244	2704	234	0	54	0	1026	101	4	0	40	24	1127	0	627	-70	2437
2006	1980	2190	208	0	42	0	825	83	3	0	35	19	1057	0	530	-53	1989
2007	1795	1979	193	0	37	0	727	76	2	0	30	18	936	0	431	-44	1887
2008	1592	1753	174	0	31	0	619	68	2	0	26	16	887	0	329	-36	1691
2009	1445	1599	161	0	27	0	551	62	2	0	23	14	792	0	224	-30	1639
2010	1282	1425	146	0	23	0	468	56	1	0	20	12	771	0	227	-24	1384
2011	1138	1265	130	0	19	0	398	50	0	0	17	11	748	0	4	-19	1377
2012	1013	1136	118	0	16	0	342	45	0	0	15	9	735	0	4	-14	1176
2013	902	1019	108	0	13	0	296	40	0	0	13	8	725	0	3	-10	990
2014	805	917	98	0	6	0	257	36	0	0	12	7	718	0	3	-6	822
2015	717	822	89	0	0	0	223	32	0	0	11	6	712	0	3	0	663
2016	600	730	81	0	0	0	193	24	0	0	10	5	675	0	3	0	521
2017	536	602	74	0	0	0	165	22	0	0	8	5	621	0	2	0	406
2018	447	513	65	0	0	0	138	17	0	0	7	3	566	0	2	0	305
2019	246	292	43	0	0	0	82	1	0	0	4	0	287	0	2	0	213
2020	161	254	39	0	0	0	66	1	0	0	3	0	221	0	2	0	168
2021	3	199	33	0	0	0	41	1	0	0	2	0	62	0	1	0	131
2022	0	184	31	0	0	0	37	1	0	0	2	0	60	0	1	0	118
Subt	22868	27114	2655	0	428	0	9438	986	26	0	363	226	13937	0	3776	-533	25571
13yr	0	1354	230	0	0	0	238	4	0	0	12	0	677	0	9	0	667
Total	22868	28468	2885	0	428	0	9676	990	26	0	375	227	14614	0	3786	-533	26238

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE												
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	3892	3892	0	0	0	0	0	3892	3892
2004	0	0	0	0	0	0	0	3761	7653	0	0	0	0	0	3761	7653
2005	0	0	0	0	0	0	0	2437	10091	0	0	0	0	0	2437	10091
2006	0	0	0	0	0	0	0	1989	12080	0	0	0	0	0	1989	12080
2007	0	0	0	0	0	0	0	1887	13967	0	0	0	0	0	1887	13967
2008	0	0	0	0	0	0	0	1691	15658	0	0	0	0	0	1691	15658
2009	0	0	0	0	0	0	0	1639	17297	0	0	0	0	0	1639	17297
2010	0	0	0	0	0	0	0	1384	18681	0	0	0	0	0	1384	18681
2011	0	0	0	0	0	0	0	1377	20058	0	0	0	0	0	1377	20058
2012	0	0	0	0	0	0	0	1176	21234	0	0	0	0	0	1176	21234
2013	0	0	0	0	0	0	0	990	22225	0	0	0	0	0	990	22225
2014	0	0	0	0	0	0	0	822	23047	0	0	0	0	0	822	23047
2015	0	0	0	0	0	0	0	663	23710	0	0	0	0	0	663	23710
2016	0	0	0	0	0	0	0	521	24230	0	0	0	0	0	521	24230
2017	0	0	0	0	0	0	0	406	24636	0	0	0	0	0	406	24636
2018	0	0	0	0	0	0	0	305	24941	0	0	0	0	0	305	24941
2019	0	0	0	0	0	0	0	213	25154	0	0	0	0	0	213	25154
2020	0	0	0	0	0	0	0	168	25322	0	0	0	0	0	168	25322
2021	0	0	0	0	0	0	0	131	25453	0	0	0	0	0	131	25453
2022	0	0	0	0	0	0	0	118	25571	0	0	0	0	0	118	25571
Subt	0	0	0	0	0	0	0	25571	25571	0	0	0	0	0	25571	25571
13yr	0	0	0	0	0	0	0	667	26238	0	0	0	0	0	667	26238
Total	0	0	0	0	0	0	0	26238	26238	0	0	0	0	0	26238	26238



Sproule
ASSOCIATES
LIMITED

2003/03/19
8:32:08AM

TABLE 3

Gilby West, Alberta

(As of April 1, 2003)

Total Probable

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	1461.1	2761	3262	0.0	16.7	18.6	85.8	121.1	0.0
CO.INT	573.8	1473	2375	0.0	8.3	8.8	53.7	70.8	0.0
CO.NET	502.5	1058	1977	0.0	6.2	6.5	36.4	49.2	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	1467	24272	0	0	0	0	24272
8.00	1439	7184	0	0	0	0	7184
10.00	1433	5813	0	0	0	0	5813
12.00	1426	4777	0	0	0	0	4777
15.00	1417	3638	0	0	0	0	3638
20.00	1340	2402	0	0	0	0	2402

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	5	20	43	37	2	24	1	4	0	1467	0	-1413
2004	60	243	623	580	35	266	44	125	0	0	0	803
2005	62	263	569	495	33	234	34	130	0	0	0	699
2006	63	279	591	488	35	238	32	134	1	0	0	709
2007	64	293	620	526	38	263	31	138	1	0	0	752
2008	63	303	632	550	40	271	30	141	1	0	0	778
2009	63	311	654	584	43	281	31	144	1	0	0	823
2010	62	315	658	601	44	273	30	146	1	0	0	853
2011	61	317	660	615	46	263	30	148	1	0	0	878
2012	60	316	659	626	47	254	30	150	1	0	0	897
2013	59	315	656	631	48	244	30	151	1	0	0	910
2014	57	311	652	635	48	233	30	152	1	0	0	920
2015	56	306	647	634	49	223	29	152	1	0	0	923
2016	57	304	680	639	49	215	34	186	1	0	0	932
2017	55	324	667	688	50	210	33	238	1	0	0	923
2018	52	312	638	666	50	198	31	230	1	0	0	894
2019	62	376	783	826	66	230	44	508	2	0	0	890
2020	64	361	816	807	65	224	43	576	2	0	0	844
2021	71	357	927	810	67	228	41	736	2	0	0	797
2022	67	338	886	776	65	215	40	741	1	0	0	730
Subt			13061	12216	917	4586	649	4931	21	1467	0	14541
65yr			*5931*	*14191*	*1757*	*2757*	*168*	*9163*	*59*	*0*	*0*	*9731*
Total			18992	26407	2674	7343	817	14093	80	1467	0	24272



Probable Reserves & Values Unrisked

2003/03/19
8:32:08AM

TABLE 3

Gilby West, Alberta

(As of April 1, 2003)

Total Probable

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003		9	2.6	1.3	0.9	34.10	5	3	2	7.22		11	3	3	2	6.69
2004	1.0	86	31.7	22.1	17.3	28.17	98	77	57	6.59		40	15	13	8	5.99
2005	1.0	97	35.3	22.7	18.0	25.05	98	74	54	5.27		73	27	22	15	4.81
2006	1.0	105	38.2	23.1	18.3	25.59	98	71	52	4.91		103	38	31	21	4.50
2007	1.0	111	40.6	23.2	18.3	26.70	98	69	50	5.07		129	47	38	26	4.65
2008	1.0	116	42.4	23.2	18.4	27.21	98	66	48	5.13		150	55	44	30	4.70
2009	1.0	120	43.8	23.0	18.3	28.38	98	64	47	5.34		168	61	49	34	4.89
2010	1.0	123	44.9	22.8	18.5	28.93	97	62	45	5.43		182	66	53	37	4.97
2011	1.0	125	45.5	22.4	18.6	29.50	96	60	44	5.54		192	70	55	40	5.06
2012	1.0	125	45.9	21.9	18.5	30.07	95	59	42	5.64		199	73	57	42	5.16
2013	1.0	126	46.1	21.4	18.4	30.67	94	57	41	5.74		204	74	58	44	5.25
2014	1.0	126	46.0	20.9	18.1	31.27	93	55	40	5.85		206	75	59	45	5.34
2015	1.0	125	45.8	20.3	17.8	31.86	91	53	38	5.94		207	76	59	45	5.42
2016	1.0	133	48.8	20.9	18.6	32.46	91	52	37	6.03	0.1	208	76	59	47	5.50
2017	1.0	131	47.9	20.2	18.0	33.07	89	50	36	6.12	1.0	233	85	68	55	5.58
2018	0.1	128	46.4	19.0	17.0	33.68	85	47	33	6.21	1.1	232	84	67	55	5.66
2019		139	50.7	22.8	20.8	34.32	105	64	46	6.32	2.0	260	95	73	61	5.74
2020	1.2	150	55.0	23.3	21.4	34.94	109	63	45	6.41	2.0	246	90	69	58	5.82
2021	3.0	201	73.3	26.0	24.2	35.62	133	65	46	6.50	2.0	234	85	65	55	5.91
2022	3.0	193	70.3	24.4	22.7	36.28	127	61	44	6.60	2.0	223	81	62	53	5.99
Subt			901.1	425.0	362.2		1899	1173	849				1277	1004	773	
65yr			560.0	148.8	140.3		862	300	210				1984	1370	1204	
Total			1461.1	573.8	502.5		2761	1473	1058				3262	2375	1977	

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003	0.0	0.0	0.0	20.24	0.0	0.0	0.0	23.54	0.1	0.1	0.0	29.73				
2004	0.6	0.5	0.3	16.78	0.6	0.5	0.4	19.63	0.9	0.6	0.5	29.02				
2005	0.5	0.4	0.3	15.05	0.6	0.4	0.3	17.67	1.1	0.8	0.5	24.30				
2006	0.5	0.4	0.3	15.36	0.5	0.4	0.3	18.02	1.4	0.9	0.6	23.94				
2007	0.5	0.4	0.3	15.99	0.5	0.4	0.3	18.72	1.5	1.0	0.7	24.52				
2008	0.5	0.4	0.3	16.28	0.5	0.4	0.3	19.05	1.7	1.1	0.8	24.70				
2009	0.5	0.3	0.3	16.92	0.5	0.4	0.3	19.78	1.8	1.2	0.8	25.64				
2010	0.5	0.3	0.2	17.23	0.5	0.3	0.3	20.13	1.9	1.2	0.8	26.05				
2011	0.5	0.3	0.2	17.54	0.6	0.3	0.2	20.49	2.0	1.3	0.9	26.52				
2012	0.5	0.3	0.2	17.86	0.6	0.3	0.2	20.85	2.0	1.3	0.9	27.05				
2013	0.5	0.3	0.2	18.19	0.6	0.3	0.2	21.21	2.0	1.3	0.9	27.61				
2014	0.5	0.3	0.2	18.51	0.6	0.3	0.2	21.58	2.0	1.3	0.9	28.18				
2015	0.5	0.3	0.2	18.84	0.6	0.3	0.2	21.95	2.0	1.3	0.9	28.77				
2016	0.5	0.3	0.2	19.16	0.6	0.3	0.2	22.32	2.0	1.3	0.9	29.40				
2017	0.5	0.3	0.2	19.50	0.6	0.3	0.2	22.69	2.0	1.3	0.9	29.98				
2018	0.5	0.3	0.2	19.83	0.6	0.3	0.2	23.07	2.0	1.3	0.8	30.50				
2019	0.7	0.4	0.3	20.18	0.7	0.4	0.3	23.46	2.4	1.5	1.0	31.60				
2020	0.7	0.4	0.3	20.53	0.7	0.4	0.3	23.86	2.4	1.5	1.0	32.23				
2021	0.9	0.4	0.3	20.87	1.0	0.4	0.3	24.25	2.5	1.5	1.0	33.01				
2022	0.8	0.4	0.3	21.23	0.9	0.4	0.3	24.66	2.4	1.4	0.9	33.69				
Subt	10.7	6.5	4.9		11.7	6.8	5.1		36.3	22.9	15.6					
65yr	5.9	1.8	1.3		6.9	2.0	1.5		49.5	30.8	20.8					
Total	16.7	8.3	6.2		18.6	8.8	6.5		85.8	53.7	36.4					


Sproule
ASSOCIATES LIMITED

TABLE 3

Gilby West, Alberta

(As of April 1, 2003)

Total Probable

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	43	37	2	0	0	0	24	1	0	0	0	0	4	0	0	0	54
2004	623	580	35	0	0	0	256	45	0	0	7	16	125	0	0	0	803
2005	569	495	33	0	0	0	229	35	0	0	8	12	130	0	0	0	699
2006	591	488	35	0	0	0	236	32	0	0	9	10	134	0	1	0	709
2007	620	526	38	0	0	0	262	32	0	0	9	10	138	0	1	0	752
2008	632	550	40	0	0	0	271	31	0	0	10	9	141	0	1	0	778
2009	654	584	43	0	0	0	282	31	0	0	10	9	144	0	1	0	823
2010	658	601	44	0	0	0	274	31	0	0	10	9	146	0	1	0	853
2011	660	615	46	0	0	0	265	31	0	0	10	8	148	0	1	0	878
2012	659	626	47	0	0	0	255	30	0	0	10	8	150	0	1	0	897
2013	656	631	48	0	0	0	245	30	0	0	10	8	151	0	1	0	910
2014	652	635	48	0	0	0	235	30	0	0	10	7	152	0	1	0	920
2015	647	634	49	0	0	0	225	30	0	0	10	7	152	0	1	0	923
2016	680	639	49	0	0	0	216	35	0	0	9	7	186	0	1	0	932
2017	667	688	50	0	0	0	211	34	0	0	10	7	238	0	1	0	923
2018	638	666	50	0	0	0	200	32	0	0	9	7	230	0	1	0	894
2019	783	826	66	0	0	0	231	45	0	0	11	9	508	0	2	0	890
2020	816	807	65	0	0	0	225	44	0	0	11	9	576	0	2	0	844
2021	927	810	67	0	0	0	230	42	0	0	11	8	736	0	2	0	797
2022	886	776	65	0	0	0	216	40	0	0	11	8	741	0	1	0	730
Subt	13061	12216	917	0	0	0	4587	662	1	0	185	170	4931	0	21	0	16008
65yr	5931	14191	1757	0	0	0	2866	170	1	0	144	31	9163	0	59	0	9731
Total	18992	26407	2674	0	0	0	7453	832	2	0	329	202	14093	0	80	0	25740

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE												
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	882	0	585	0	0	1467	-1413	-1413	0	0	0	0	0	-1413	-1413
2004	0	0	0	0	0	0	0	803	-610	0	0	0	0	0	803	-610
2005	0	0	0	0	0	0	0	699	88	0	0	0	0	0	699	88
2006	0	0	0	0	0	0	0	709	798	0	0	0	0	0	709	798
2007	0	0	0	0	0	0	0	752	1549	0	0	0	0	0	752	1549
2008	0	0	0	0	0	0	0	778	2327	0	0	0	0	0	778	2327
2009	0	0	0	0	0	0	0	823	3151	0	0	0	0	0	823	3151
2010	0	0	0	0	0	0	0	853	4003	0	0	0	0	0	853	4003
2011	0	0	0	0	0	0	0	878	4881	0	0	0	0	0	878	4881
2012	0	0	0	0	0	0	0	897	5778	0	0	0	0	0	897	5778
2013	0	0	0	0	0	0	0	910	6687	0	0	0	0	0	910	6687
2014	0	0	0	0	0	0	0	920	7607	0	0	0	0	0	920	7607
2015	0	0	0	0	0	0	0	923	8530	0	0	0	0	0	923	8530
2016	0	0	0	0	0	0	0	932	9462	0	0	0	0	0	932	9462
2017	0	0	0	0	0	0	0	923	10386	0	0	0	0	0	923	10386
2018	0	0	0	0	0	0	0	894	11280	0	0	0	0	0	894	11280
2019	0	0	0	0	0	0	0	890	12170	0	0	0	0	0	890	12170
2020	0	0	0	0	0	0	0	844	13014	0	0	0	0	0	844	13014
2021	0	0	0	0	0	0	0	797	13811	0	0	0	0	0	797	13811
2022	0	0	0	0	0	0	0	730	14541	0	0	0	0	0	730	14541
Subt	0	882	0	585	0	0	1467	14541	14541	0	0	0	0	0	14541	14541
65yr	0	0	0	0	0	0	0	9731	24272	0	0	0	0	0	9731	24272
Total	0	882	0	585	0	0	1467	24272	24272	0	0	0	0	0	24272	24272


Sproule
ASSOCIATES
LIMITED

2003/03/10
11:02:22AM

TABLE 3

Gilby West Units, Alberta, Glauconitic A

Medicine River Glauconite A Unit No.1

6.0131% WI sub to OC + 0.41 Gorr

(As of April 1, 2003)

Proven Developed Producing

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	315.2	567	0	0.0	5.4	6.7	4.3	16.4	0.0
CO.INT	19.0	34	0	0.0	0.3	0.4	0.3	1.0	0.0
CO.NET	17.6	22	0	0.0	0.2	0.3	0.1	0.7	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	443	0	0	0	0	443
8.00	0	292	0	0	0	0	292
10.00	0	268	0	0	0	0	268
12.00	0	249	0	0	0	0	249
15.00	0	224	0	0	0	0	224
20.00	0	193	0	0	0	0	193

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	6	10	59	20	2	12	0	18	0	0	0	50
2004	5	9	61	22	2	13	0	24	0	0	0	48
2005	5	8	51	16	2	10	0	21	0	0	0	37
2006	4	8	47	14	2	9	0	21	0	0	0	33
2007	4	7	45	13	2	9	0	18	0	0	0	33
2008	4	7	42	12	2	8	0	18	0	0	0	30
2009	3	6	40	12	1	8	0	15	0	0	0	30
2010	3	5	37	11	1	7	0	15	0	0	0	27
2011	3	5	35	10	1	6	0	15	-0	0	0	25
2012	3	5	32	10	1	6	0	15	-0	0	0	22
2013	2	4	30	9	1	5	0	15	-0	0	0	20
2014	2	4	28	8	1	5	0	15	0	0	0	18
2015	2	4	26	8	1	4	0	14	0	0	0	16
2016	2	3	24	7	1	4	0	14	0	0	0	14
2017	2	3	23	7	1	4	0	14	0	0	0	12
2018	2	3	21	6	1	3	0	14	0	0	0	10
2019	1	3	20	6	1	3	0	14	-0	0	0	9
2020	1	2	18	5	1	3	0	14	-0	0	0	7
2021	1	2	3	1	0	0	0	2	0	0	0	1
Total			641	198	23	119	3	298	0	0	0	443


Sproule
ASSOCIATES
LIMITED

2003/03/10
11:02:22AM

TABLE 3

Gilby West Units, Alberta, Glauconitic A

Medicine River Glauconite A Unit No.1

6.0131% WI sub to OC + 0.41 Gorr

(As of April 1, 2003)

Proven Developed Producing

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003	7.0	92	25.2	1.5	1.4	38.74	45	3	2	7.44						
2004	7.0	85	31.1	1.9	1.7	32.57	56	3	2	6.63						
2005	6.0	78	28.5	1.7	1.6	29.48	51	3	2	5.28						
2006	6.0	72	26.2	1.6	1.5	30.03	47	3	2	4.92						
2007	5.0	66	24.0	1.4	1.3	31.15	43	3	2	5.09						
2008	5.0	60	22.0	1.3	1.2	31.67	40	2	2	5.15						
2009	4.0	55	20.2	1.2	1.1	32.83	36	2	1	5.37						
2010	4.0	51	18.5	1.1	1.0	33.38	33	2	1	5.46						
2011	4.0	46	16.9	1.0	0.9	33.94	31	2	1	5.57						
2012	4.0	42	15.5	0.9	0.9	34.50	28	2	1	5.68						
2013	4.0	39	14.2	0.9	0.8	35.08	26	2	1	5.78						
2014	4.0	36	13.1	0.8	0.7	35.67	24	1	1	5.89						
2015	4.0	33	12.0	0.7	0.7	36.25	22	1	1	5.98						
2016	4.0	30	11.0	0.7	0.6	36.84	20	1	1	6.07						
2017	4.0	28	10.1	0.6	0.6	37.43	18	1	1	6.16						
2018	4.0	25	9.2	0.6	0.5	38.03	17	1	1	6.25						
2019	4.0	23	8.5	0.5	0.5	38.64	15	1	1	6.35						
2020	4.0	21	7.8	0.5	0.4	39.27	14	1	1	6.44						
2021	4.0	21	1.2	0.1	0.1	39.90	2	0	0	6.54						
Total			315.2	19.0	17.6		567	34	22							

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003	0.4	0.0	0.0	19.74	0.5	0.0	0.0	23.29	0.3	0.0	0.0	41.50				
2004	0.5	0.0	0.0	16.28	0.7	0.0	0.0	19.38	0.4	0.0	0.0	35.17				
2005	0.5	0.0	0.0	14.55	0.6	0.0	0.0	17.42	0.4	0.0	0.0	32.00				
2006	0.4	0.0	0.0	14.86	0.6	0.0	0.0	17.77	0.4	0.0	0.0	32.57				
2007	0.4	0.0	0.0	15.49	0.5	0.0	0.0	18.47	0.3	0.0	0.0	33.72				
2008	0.4	0.0	0.0	15.78	0.5	0.0	0.0	18.80	0.3	0.0	0.0	34.26				
2009	0.3	0.0	0.0	16.42	0.4	0.0	0.0	19.54	0.3	0.0	0.0	35.43				
2010	0.3	0.0	0.0	16.73	0.4	0.0	0.0	19.88	0.3	0.0	0.0	36.00				
2011	0.3	0.0	0.0	17.05	0.4	0.0	0.0	20.24	0.2	0.0	0.0	36.57				
2012	0.3	0.0	0.0	17.37	0.3	0.0	0.0	20.60	0.2	0.0	0.0	37.15				
2013	0.2	0.0	0.0	17.69	0.3	0.0	0.0	20.97	0.2	0.0	0.0	37.75				
2014	0.2	0.0	0.0	18.02	0.3	0.0	0.0	21.34	0.2	0.0	0.0	38.34				
2015	0.2	0.0	0.0	18.34	0.3	0.0	0.0	21.70	0.2	0.0	0.0	38.93				
2016	0.2	0.0	0.0	18.67	0.2	0.0	0.0	22.07	0.1	0.0	0.0	39.53				
2017	0.2	0.0	0.0	19.00	0.2	0.0	0.0	22.45	0.1	0.0	0.0	40.14				
2018	0.2	0.0	0.0	19.34	0.2	0.0	0.0	22.83	0.1	0.0	0.0	40.76				
2019	0.1	0.0	0.0	19.68	0.2	0.0	0.0	23.22	0.1	0.0	0.0	41.39				
2020	0.1	0.0	0.0	20.03	0.2	0.0	0.0	23.61	0.1	0.0	0.0	42.02				
2021	0.0	0.0	0.0	20.38	0.0	0.0	0.0	24.02	0.0	0.0	0.0	42.68				
Total	5.4	0.3	0.2		6.7	0.4	0.3		4.3	0.3	0.1					


Sproule
ASSOCIATES
LIMITED

2003/03/10
11:02:22AM

TABLE 3

Gilby West Units, Alberta, Glauconitic A

Medicine River Glauconite A Unit No.1

6.0131% WI sub to OC + 0.41 Gorr

(As of April 1, 2003)

Proven Developed Producing

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	59	20	2	0	0	0	13	0	0	0	0	0	18	0	0	0	50
2004	61	22	2	0	0	0	13	0	0	0	0	0	24	0	0	0	48
2005	51	16	2	0	0	0	10	0	0	0	0	0	21	0	0	0	37
2006	47	14	2	0	0	0	9	0	0	0	0	0	21	0	0	0	33
2007	45	13	2	0	0	0	9	0	0	0	0	0	18	0	0	0	33
2008	42	12	2	0	0	0	8	0	0	0	0	0	18	0	0	0	30
2009	40	12	1	0	0	0	8	0	0	0	0	0	15	0	0	0	30
2010	37	11	1	0	0	0	7	0	0	0	0	0	15	0	0	0	27
2011	35	10	1	0	0	0	7	0	0	0	0	0	15	0	0	0	25
2012	32	10	1	0	0	0	6	0	0	0	0	0	15	0	0	0	22
2013	30	9	1	0	0	0	5	0	0	0	0	0	15	0	0	0	20
2014	28	8	1	0	0	0	5	0	0	0	0	0	15	0	0	0	18
2015	26	8	1	0	0	0	4	0	0	0	0	0	14	0	0	0	16
2016	24	7	1	0	0	0	4	0	0	0	0	0	14	0	0	0	14
2017	23	7	1	0	0	0	4	0	0	0	0	0	14	0	0	0	12
2018	21	6	1	0	0	0	3	0	0	0	0	0	14	0	0	0	10
2019	20	6	1	0	0	0	3	0	0	0	0	0	14	0	0	0	9
2020	18	5	1	0	0	0	3	0	0	0	0	0	14	0	0	0	7
2021	3	1	0	0	0	0	0	0	0	0	0	0	2	0	0	0	1
Total	641	198	23	0	0	0	122	0	4	0	4	0	298	0	0	0	443

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE													
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	50	50	0	0	0	0	0	50	50
2004	0	0	0	0	0	0	0	48	99	0	0	0	0	0	48	99
2005	0	0	0	0	0	0	0	37	136	0	0	0	0	0	37	136
2006	0	0	0	0	0	0	0	33	169	0	0	0	0	0	33	169
2007	0	0	0	0	0	0	0	33	202	0	0	0	0	0	33	202
2008	0	0	0	0	0	0	0	30	232	0	0	0	0	0	30	232
2009	0	0	0	0	0	0	0	30	261	0	0	0	0	0	30	261
2010	0	0	0	0	0	0	0	27	288	0	0	0	0	0	27	288
2011	0	0	0	0	0	0	0	25	313	0	0	0	0	0	25	313
2012	0	0	0	0	0	0	0	22	335	0	0	0	0	0	22	335
2013	0	0	0	0	0	0	0	20	355	0	0	0	0	0	20	355
2014	0	0	0	0	0	0	0	18	373	0	0	0	0	0	18	373
2015	0	0	0	0	0	0	0	16	389	0	0	0	0	0	16	389
2016	0	0	0	0	0	0	0	14	403	0	0	0	0	0	14	403
2017	0	0	0	0	0	0	0	12	415	0	0	0	0	0	12	415
2018	0	0	0	0	0	0	0	10	426	0	0	0	0	0	10	426
2019	0	0	0	0	0	0	0	9	434	0	0	0	0	0	9	434
2020	0	0	0	0	0	0	0	7	442	0	0	0	0	0	7	442
2021	0	0	0	0	0	0	0	1	443	0	0	0	0	0	1	443
Total	0	0	0	0	0	0	0	443	443	0	0	0	0	0	443	443


Sproule
ASSOCIATES
LIMITED

2003/03/10
11:02:22AM

TABLE 3

Gilby West Units, Alberta, Glauconitic A

Medicine River Glauconite A Unit No.1

6.0131% WI sub to OC + 0.41 Gorr

(As of April 1, 2003)

Proven Developed Producing

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	9	10	2000	0.00	26.0	0.0	6.013	0.000	8.081	34.675	40.729	0.000	0.410	0.000	0.000
2004	12	10	2000	0.00	26.0	0.0	6.013	0.000	7.493	34.815	41.324	0.000	0.410	0.000	0.000
2005	12	10	2000	0.00	26.0	0.0	6.013	0.000	8.014	34.765	41.710	0.000	0.410	0.000	0.000
2006	12	10	2000	0.00	26.0	0.0	6.013	0.000	7.347	34.743	41.620	0.000	0.410	0.000	0.000
2007	12	10	2000	0.00	26.0	0.0	6.013	0.000	8.083	35.000	41.463	0.000	0.410	0.000	0.000
2008	12	10	2000	0.00	26.0	0.0	6.013	0.000	7.411	35.168	41.386	0.000	0.410	0.000	0.000
2009	12	10	2000	0.00	26.0	0.0	6.013	0.000	8.492	35.164	41.240	0.000	0.410	0.000	0.000
2010	12	10	2000	0.00	26.0	0.0	6.013	0.000	7.786	35.082	41.167	0.000	0.410	0.000	0.000
2011	12	10	2000	0.00	26.0	0.0	6.013	0.000	7.138	35.000	41.095	0.000	0.410	0.000	0.000
2012	12	10	2000	0.00	26.0	0.0	6.013	0.000	6.544	35.000	41.025	0.000	0.410	0.000	0.000
2013	12	10	2000	0.00	26.0	0.0	6.013	0.000	5.999	35.081	40.956	0.000	0.410	0.000	0.000
2014	12	10	2000	0.00	26.0	0.0	6.013	0.000	5.500	35.000	40.888	0.000	0.410	0.000	0.000
2015	12	10	2000	0.00	26.0	0.0	6.013	0.000	5.042	35.000	40.824	0.000	0.410	0.000	0.000
2016	12	10	2000	0.00	26.0	0.0	6.013	0.000	4.623	35.000	40.760	0.000	0.410	0.000	0.000
2017	12	10	2000	0.00	26.0	0.0	6.013	0.000	4.238	35.000	40.698	0.000	0.410	0.000	0.000
2018	12	10	2000	0.00	26.0	0.0	6.013	0.000	3.885	35.000	40.637	0.000	0.410	0.000	0.000
2019	12	10	2000	0.00	26.0	0.0	6.013	0.000	3.562	35.000	40.577	0.000	0.410	0.000	0.000
2020	12	10	2000	0.00	26.0	0.0	6.013	0.000	3.266	35.000	40.518	0.000	0.410	0.000	0.000
2021	2	10	2000	0.00	26.0	0.0	6.013	0.000	3.102	35.000	40.460	0.000	0.410	0.000	0.000

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wl-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment		Gross CL41 Investment		Gross Oth Tang Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.240	0	3.28	3.00	0.00	0.30	0.00	0.0	0	0	0	0	0	0	0
2004	0.00	0.244	0	3.34	3.05	0.00	0.30	0.00	0.0	0	0	0	0	0	0	0
2005	8.07	0.247	0	3.40	3.09	0.00	0.31	0.00	0.0	0	0	0	0	0	0	0
2006	8.32	0.251	0	3.45	3.14	0.00	0.31	0.00	0.0	0	0	0	0	0	0	0
2007	8.32	0.255	0	3.50	3.18	0.00	0.32	0.00	0.0	0	0	0	0	0	0	0
2008	8.57	0.259	0	3.54	3.23	0.00	0.32	0.00	0.0	0	0	0	0	0	0	0
2009	8.07	0.262	0	3.61	3.28	0.00	0.33	0.00	0.0	0	0	0	0	0	0	0
2010	8.32	0.266	0	3.66	3.33	0.00	0.33	0.00	0.0	0	0	0	0	0	0	0
2011	8.32	0.270	0	3.72	3.38	0.00	0.34	0.00	0.0	0	0	0	0	0	0	0
2012	8.57	0.274	0	3.76	3.43	0.00	0.34	0.00	0.0	0	0	0	0	0	0	0
2013	8.07	0.279	0	3.83	3.48	0.00	0.35	0.00	0.0	0	0	0	0	0	0	0
2014	8.32	0.283	0	3.89	3.53	0.00	0.35	0.00	0.0	0	0	0	0	0	0	0
2015	8.32	0.287	0	3.94	3.59	0.00	0.36	0.00	0.0	0	0	0	0	0	0	0
2016	8.57	0.291	0	3.99	3.64	0.00	0.36	0.00	0.0	0	0	0	0	0	0	0
2017	8.07	0.296	0	4.06	3.70	0.00	0.37	0.00	0.0	0	0	0	0	0	0	0
2018	8.32	0.300	0	4.12	3.75	0.00	0.38	0.00	0.0	0	0	0	0	0	0	0
2019	8.32	0.305	0	4.19	3.81	0.00	0.38	0.00	0.0	0	0	0	0	0	0	0
2020	8.57	0.309	0	4.24	3.86	0.00	0.39	0.00	0.0	0	0	0	0	0	0	0
2021	1.80	0.314	0	4.45	3.92	0.00	0.39	0.00	0.0	0	0	0	0	0	0	0
											0	0	0	0	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000


Sproule
ASSOCIATES LIMITED

2003/03/14
4:22:31PM

TABLE 3

Gilby West Units, Alberta, Basal Mannville B

Gilby Basal Mannville B Unit No.1

86.07% WI sub to OC (50.61%) + NC (16.87%) + 15 FH (32.52%)

(As of April 1, 2003)

Proven Developed Producing

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	333.1	1416	0	0.0	9.7	10.0	7.2	26.8	0.0
CO.INT	286.7	1219	0	0.0	8.3	8.6	6.2	23.1	0.0
CO.NET	259.4	881	0	0.0	6.2	6.5	4.1	16.8	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	7385	0	0	0	0	7385
8.00	0	5512	0	0	0	0	5512
10.00	0	5189	0	0	0	0	5189
12.00	0	4905	0	0	0	0	4905
15.00	0	4540	0	0	0	0	4540
20.00	0	4054	0	0	0	0	4054

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	110	469	1047	960	66	322	99	382	-0	0	0	1270
2004	99	420	1025	1020	67	328	101	499	0	0	0	1183
2005	87	371	804	715	53	235	75	444	0	0	0	818
2006	77	326	723	586	47	191	64	435	0	0	0	665
2007	68	287	664	534	43	177	59	381	0	0	0	624
2008	59	252	595	475	39	154	53	374	-0	0	0	529
2009	52	222	546	436	35	143	48	321	-0	0	0	505
2010	46	196	490	390	32	125	43	315	0	0	0	428
2011	41	172	439	350	28	109	39	311	0	0	0	359
2012	36	151	394	314	25	96	35	308	0	0	0	295
2013	31	133	353	281	23	85	31	305	-0	0	0	236
2014	28	117	317	252	20	75	28	303	0	0	0	184
2015	24	103	284	226	18	66	25	302	-0	0	0	135
2016	21	91	254	201	16	58	22	301	-0	0	0	90
2017	19	80	228	180	15	51	20	301	0	0	0	50
2018	17	71	172	135	11	38	15	251	-0	0	0	13
Total			8334	7057	539	2253	759	5532	0	0	0	7385



2003/03/14
4:22:31PM

TABLE 3

Gilby West Units, Alberta, Basal Mannville B

Gilby Basal Mannville B Unit No.1

86.07% WI sub to OC (50.61%) + NC (16.87%) + 15 FH (32.52%)

(As of April 1, 2003)

Proven Developed Producing

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003	8.0	128	35.3	30.4	26.9	34.49	150	129	93	7.44						
2004	8.0	115	42.1	36.2	32.3	28.32	179	154	111	6.63						
2005	7.0	101	37.0	31.9	28.5	25.23	157	135	98	5.28						
2006	7.0	89	32.6	28.0	25.2	25.78	138	119	86	4.92						
2007	6.0	78	28.7	24.7	22.2	26.90	122	105	76	5.09						
2008	6.0	69	25.2	21.7	19.7	27.42	107	92	67	5.15						
2009	5.0	61	22.2	19.1	17.2	28.58	94	81	59	5.37						
2010	5.0	53	19.5	16.8	15.3	29.13	83	71	52	5.46						
2011	5.0	47	17.2	14.8	13.5	29.69	73	63	45	5.57						
2012	5.0	41	15.1	13.0	12.0	30.25	64	55	40	5.68						
2013	5.0	36	13.3	11.5	10.6	30.83	57	49	35	5.78						
2014	5.0	32	11.7	10.1	9.3	31.42	50	43	31	5.89						
2015	5.0	28	10.3	8.9	8.2	32.00	44	38	27	5.98						
2016	5.0	25	9.1	7.8	7.3	32.59	39	33	24	6.07						
2017	5.0	22	8.0	6.9	6.4	33.18	34	29	21	6.16						
2018	5.0	19	5.9	5.1	4.8	33.78	25	22	16	6.25						
Total			333.1	286.7	259.4		1416	1219	881							

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003	1.0	0.9	0.7	20.24	1.1	0.9	0.7	23.54	0.8	0.7	0.4	41.75				
2004	1.2	1.0	0.8	16.78	1.3	1.1	0.8	19.63	0.9	0.8	0.5	35.42				
2005	1.1	0.9	0.7	15.05	1.1	1.0	0.7	17.67	0.8	0.7	0.5	32.25				
2006	0.9	0.8	0.6	15.36	1.0	0.8	0.6	18.02	0.7	0.6	0.4	32.82				
2007	0.8	0.7	0.5	15.99	0.9	0.7	0.6	18.72	0.6	0.5	0.4	33.97				
2008	0.7	0.6	0.5	16.28	0.8	0.7	0.5	19.05	0.5	0.5	0.3	34.51				
2009	0.6	0.6	0.4	16.92	0.7	0.6	0.4	19.79	0.5	0.4	0.3	35.68				
2010	0.6	0.5	0.4	17.23	0.6	0.5	0.4	20.14	0.4	0.4	0.2	36.25				
2011	0.5	0.4	0.3	17.55	0.5	0.4	0.3	20.49	0.4	0.3	0.2	36.82				
2012	0.4	0.4	0.3	17.87	0.5	0.4	0.3	20.85	0.3	0.3	0.2	37.40				
2013	0.4	0.3	0.2	18.19	0.4	0.3	0.3	21.22	0.3	0.2	0.2	38.00				
2014	0.3	0.3	0.2	18.52	0.4	0.3	0.2	21.59	0.3	0.2	0.1	38.59				
2015	0.3	0.3	0.2	18.84	0.3	0.3	0.2	21.95	0.2	0.2	0.1	39.18				
2016	0.3	0.2	0.2	19.17	0.3	0.2	0.2	22.32	0.2	0.2	0.1	39.78				
2017	0.2	0.2	0.1	19.50	0.2	0.2	0.2	22.70	0.2	0.1	0.1	40.39				
2018	0.2	0.1	0.1	19.84	0.2	0.2	0.1	23.08	0.1	0.1	0.1	41.01				
Total	9.7	8.3	6.2		10.0	8.6	6.5		7.2	6.2	4.1					



Sproule
ASSOCIATES LIMITED

2003/03/14
4:22:31PM

TABLE 3

Gilby West Units, Alberta, Basal Mannville B

Gilby Basal Mannville B Unit No.1

86.07% WI sub to OC (50.61%) + NC (16.87%) + 15 FH (32.52%)

(As of April 1, 2003)

Proven Developed Producing

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	1047	960	66	0	0	0	305	101	0	0	10	26	382	0	0	0	1270
2004	1025	1020	67	0	0	0	311	103	0	0	12	28	499	0	0	0	1183
2005	804	715	53	0	0	0	224	77	0	0	11	20	444	0	0	0	818
2006	723	586	47	0	0	0	183	66	0	0	10	16	435	0	0	0	665
2007	664	534	43	0	0	0	169	61	0	0	9	15	381	0	0	0	624
2008	595	475	39	0	0	0	148	54	0	0	8	13	374	0	0	0	529
2009	546	436	35	0	0	0	137	50	0	0	7	12	321	0	0	0	505
2010	490	390	32	0	0	0	119	44	0	0	6	10	315	0	0	0	428
2011	439	350	28	0	0	0	105	40	0	0	6	9	311	0	0	0	359
2012	394	314	25	0	0	0	92	36	0	0	5	8	308	0	0	0	295
2013	353	281	23	0	0	0	81	32	0	0	4	7	305	0	0	0	236
2014	317	252	20	0	0	0	72	29	0	0	4	6	303	0	0	0	184
2015	284	226	18	0	0	0	63	26	0	0	4	6	302	0	0	0	135
2016	254	201	16	0	0	0	56	23	0	0	3	5	301	0	0	0	90
2017	228	180	15	0	0	0	49	21	0	0	3	4	301	0	0	0	50
2018	172	135	11	0	0	0	37	16	0	0	2	3	251	0	0	0	13
Total	8334	7057	539	0	0	0	2151	777	0	0	104	188	5532	0	0	0	7385

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE												
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	1270	1270	0	0	0	0	0	1270	1270
2004	0	0	0	0	0	0	0	1183	2453	0	0	0	0	0	1183	2453
2005	0	0	0	0	0	0	0	818	3271	0	0	0	0	0	818	3271
2006	0	0	0	0	0	0	0	665	3937	0	0	0	0	0	665	3937
2007	0	0	0	0	0	0	0	624	4560	0	0	0	0	0	624	4560
2008	0	0	0	0	0	0	0	529	5089	0	0	0	0	0	529	5089
2009	0	0	0	0	0	0	0	505	5594	0	0	0	0	0	505	5594
2010	0	0	0	0	0	0	0	428	6022	0	0	0	0	0	428	6022
2011	0	0	0	0	0	0	0	359	6381	0	0	0	0	0	359	6381
2012	0	0	0	0	0	0	0	295	6676	0	0	0	0	0	295	6676
2013	0	0	0	0	0	0	0	236	6912	0	0	0	0	0	236	6912
2014	0	0	0	0	0	0	0	184	7096	0	0	0	0	0	184	7096
2015	0	0	0	0	0	0	0	135	7231	0	0	0	0	0	135	7231
2016	0	0	0	0	0	0	0	90	7321	0	0	0	0	0	90	7321
2017	0	0	0	0	0	0	0	50	7371	0	0	0	0	0	50	7371
2018	0	0	0	0	0	0	0	13	7385	0	0	0	0	0	13	7385
Total	0	0	0	0	0	0	0	7385	7385	0	0	0	0	0	7385	7385


Sproule
ASSOCIATES
LIMITED

TABLE 3

Gilby West Units, Alberta, Basal Mannville B

Gilby Basal Mannville B Unit No.1

86.07% WI sub to OC (50.61%) + NC (16.87%) + 15 FH (32.52%)

(As of April 1, 2003)

Proven Developed Producing

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	9	15	5000	0.00	16.1	0.0	86.070	0.000	6.497	22.835	26.596	4.878	0.000	1.246	0.000
2004	12	15	5000	0.00	16.1	0.0	86.070	0.000	5.751	22.927	26.928	4.878	0.000	1.312	0.000
2005	12	15	5000	0.00	16.1	0.0	86.070	0.000	5.739	22.894	27.141	4.878	0.000	1.256	0.000
2006	12	15	5000	0.00	16.1	0.0	86.070	0.000	5.051	22.880	27.091	4.878	0.000	1.184	0.000
2007	12	15	5000	0.00	16.1	0.0	86.070	0.000	5.193	23.049	27.004	4.878	0.000	1.188	0.000
2008	12	15	5000	0.00	16.1	0.0	86.070	0.000	4.570	23.160	26.961	4.878	0.000	1.157	0.000
2009	12	15	5000	0.00	16.1	0.0	86.070	0.000	4.833	23.157	26.879	4.878	0.000	1.170	0.000
2010	12	15	5000	0.00	16.1	0.0	86.070	0.000	4.253	23.103	26.838	4.878	0.000	1.143	0.000
2011	12	15	5000	0.00	16.1	0.0	86.070	0.000	3.743	23.049	26.798	4.878	0.000	1.120	0.000
2012	12	15	5000	0.00	16.1	0.0	86.070	0.000	3.294	23.049	26.758	4.878	0.000	1.101	0.000
2013	12	15	5000	0.00	16.1	0.0	86.070	0.000	2.899	23.102	26.720	4.878	0.000	1.082	0.000
2014	12	15	5000	0.00	16.1	0.0	86.070	0.000	2.551	23.049	26.681	4.878	0.000	1.067	0.000
2015	12	15	5000	0.00	16.1	0.0	86.070	0.000	2.245	23.049	26.645	4.878	0.000	1.052	0.000
2016	12	15	5000	0.00	16.1	0.0	86.070	0.000	1.975	23.049	26.610	4.878	0.000	1.038	0.000
2017	12	15	5000	0.00	16.1	0.0	86.070	0.000	1.738	23.049	26.575	4.878	0.000	1.026	0.000
2018	10	15	5000	0.00	16.1	0.0	86.070	0.000	1.545	23.049	26.540	4.878	0.000	1.015	0.000

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wl-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang — Investment		Gross CL41 — Investment		Gross Oth Tang — Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.240	0	4.18	2.50	0.00	0.30	0.00	0.0	0	0	0	0	0	0	0
2004	0.00	0.244	0	4.25	2.54	0.00	0.30	0.00	0.0	0	0	0	0	0	0	0
2005	11.76	0.247	0	4.32	2.58	0.00	0.31	0.00	0.0	0	0	0	0	0	0	0
2006	12.00	0.251	0	4.39	2.61	0.00	0.31	0.00	0.0	0	0	0	0	0	0	0
2007	12.00	0.255	0	4.46	2.65	0.00	0.32	0.00	0.0	0	0	0	0	0	0	0
2008	12.24	0.259	0	4.51	2.69	0.00	0.32	0.00	0.0	0	0	0	0	0	0	0
2009	11.76	0.262	0	4.59	2.73	0.00	0.33	0.00	0.0	0	0	0	0	0	0	0
2010	12.00	0.266	0	4.66	2.77	0.00	0.33	0.00	0.0	0	0	0	0	0	0	0
2011	12.00	0.270	0	4.73	2.82	0.00	0.34	0.00	0.0	0	0	0	0	0	0	0
2012	12.24	0.274	0	4.79	2.86	0.00	0.34	0.00	0.0	0	0	0	0	0	0	0
2013	11.76	0.279	0	4.87	2.90	0.00	0.35	0.00	0.0	0	0	0	0	0	0	0
2014	12.00	0.283	0	4.94	2.94	0.00	0.35	0.00	0.0	0	0	0	0	0	0	0
2015	12.00	0.287	0	5.02	2.99	0.00	0.36	0.00	0.0	0	0	0	0	0	0	0
2016	12.24	0.291	0	5.08	3.03	0.00	0.36	0.00	0.0	0	0	0	0	0	0	0
2017	11.76	0.296	0	5.17	3.08	0.00	0.37	0.00	0.0	0	0	0	0	0	0	0
2018	11.08	0.300	0	5.25	3.13	0.00	0.38	0.00	0.0	0	0	0	0	0	0	0
											0	0	0	0	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000


Sproule
ASSOCIATES
LIMITED

2003/03/10
11:02:22AM

TABLE 3

Gilby West Units, Alberta, Jurassic B

Gilby Jurassic B Unit No.1

20.4132% WI sub to OC (95%) + NC (5%)

(As of April 1, 2003)

Proven Developed Producing

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	922.4	1107	0	0.0	7.7	9.0	9.0	25.7	0.0
CO.INT	188.5	226	0	0.0	1.6	1.8	1.8	5.3	0.0
CO.NET	171.2	148	0	0.0	1.1	1.3	1.0	3.4	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	3088	0	0	0	0	3088
8.00	0	2119	0	0	0	0	2119
10.00	0	1964	0	0	0	0	1964
12.00	0	1831	0	0	0	0	1831
15.00	0	1665	0	0	0	0	1665
20.00	0	1451	0	0	0	0	1451

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	62	74	585	151	14	110	0	224	0	0	0	416
2004	56	68	584	164	14	114	0	274	-0	0	0	374
2005	51	61	469	118	11	87	0	248	0	0	0	263
2006	46	55	431	99	10	78	0	222	-0	0	0	241
2007	41	49	405	92	10	75	0	196	-0	0	0	236
2008	37	44	372	84	9	72	0	169	-0	0	0	223
2009	33	40	349	79	8	73	0	143	-0	0	0	221
2010	30	36	320	72	8	63	0	140	-0	0	0	197
2011	27	33	294	66	7	54	0	138	0	0	0	175
2012	24	29	270	61	6	47	0	136	0	0	0	154
2013	22	26	248	56	6	41	0	135	-0	0	0	134
2014	20	24	227	51	5	36	0	133	-0	0	0	115
2015	18	21	208	47	5	31	0	132	0	0	0	97
2016	16	19	191	43	4	27	0	132	-0	0	0	79
2017	14	17	175	39	4	24	0	131	0	0	0	63
2018	13	16	161	36	4	21	0	131	0	0	0	48
2019	12	14	147	33	3	18	0	131	0	0	0	34
2020	11	13	103	23	2	12	0	98	-0	0	0	17
Total			5540	1312	132	984	0	2912	-0	0	0	3088


Sproule
ASSOCIATES
LIMITED

2003/03/10
11:02:22AM

TABLE 3

Gilby West Units, Alberta, Jurassic B

Gilby Jurassic B Unit No.1

20.4132% WI sub to OC (95%) + NC (5%)

(As of April 1, 2003)

Proven Developed Producing

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003	20.0	302	83.0	17.0	15.4	34.49	100	20	13	7.44						
2004	18.0	276	101.0	20.6	18.7	28.32	121	25	16	6.63						
2005	16.0	249	90.9	18.6	16.8	25.23	109	22	15	5.28						
2006	14.0	224	81.9	16.7	15.1	25.78	98	20	13	4.92						
2007	12.0	202	73.7	15.1	13.5	26.90	88	18	12	5.09						
2008	10.0	181	66.4	13.6	12.1	27.42	80	16	11	5.15						
2009	8.0	164	59.8	12.2	10.7	28.58	72	15	10	5.37						
2010	8.0	147	53.8	11.0	9.8	29.13	65	13	9	5.46						
2011	8.0	133	48.5	9.9	8.9	29.69	58	12	8	5.57						
2012	8.0	119	43.7	8.9	8.1	30.25	52	11	7	5.68						
2013	8.0	108	39.3	8.0	7.4	30.83	47	10	6	5.78						
2014	8.0	97	35.4	7.2	6.7	31.42	42	9	6	5.89						
2015	8.0	87	31.9	6.5	6.1	32.00	38	8	5	5.98						
2016	8.0	78	28.7	5.9	5.5	32.59	34	7	5	6.07						
2017	8.0	71	25.9	5.3	5.0	33.18	31	6	4	6.16						
2018	8.0	64	23.3	4.8	4.5	33.78	28	6	4	6.25						
2019	8.0	57	21.0	4.3	4.1	34.39	25	5	3	6.35						
2020	8.0	52	14.3	2.9	2.8	35.02	17	4	2	6.44						
Total			922.4	188.5	171.2		1107	226	148							

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003	0.7	0.1	0.1	20.24	0.8	0.2	0.1	23.54	0.8	0.2	0.1	41.75				
2004	0.8	0.2	0.1	16.78	1.0	0.2	0.1	19.63	1.0	0.2	0.1	35.42				
2005	0.8	0.2	0.1	15.05	0.9	0.2	0.1	17.67	0.9	0.2	0.1	32.25				
2006	0.7	0.1	0.1	15.36	0.8	0.2	0.1	18.02	0.8	0.2	0.1	32.82				
2007	0.6	0.1	0.1	15.99	0.7	0.1	0.1	18.72	0.7	0.1	0.1	33.97				
2008	0.6	0.1	0.1	16.28	0.6	0.1	0.1	19.05	0.6	0.1	0.1	34.51				
2009	0.5	0.1	0.1	16.92	0.6	0.1	0.1	19.79	0.6	0.1	0.1	35.68				
2010	0.5	0.1	0.1	17.23	0.5	0.1	0.1	20.13	0.5	0.1	0.1	36.25				
2011	0.4	0.1	0.1	17.55	0.5	0.1	0.1	20.49	0.5	0.1	0.1	36.82				
2012	0.4	0.1	0.1	17.87	0.4	0.1	0.1	20.85	0.4	0.1	0.0	37.41				
2013	0.3	0.1	0.0	18.19	0.4	0.1	0.1	21.22	0.4	0.1	0.0	38.00				
2014	0.3	0.1	0.0	18.52	0.3	0.1	0.0	21.59	0.3	0.1	0.0	38.59				
2015	0.3	0.1	0.0	18.84	0.3	0.1	0.0	21.95	0.3	0.1	0.0	39.18				
2016	0.2	0.0	0.0	19.17	0.3	0.1	0.0	22.32	0.3	0.1	0.0	39.78				
2017	0.2	0.0	0.0	19.50	0.3	0.1	0.0	22.70	0.3	0.1	0.0	40.39				
2018	0.2	0.0	0.0	19.84	0.2	0.0	0.0	23.08	0.2	0.0	0.0	41.01				
2019	0.2	0.0	0.0	20.18	0.2	0.0	0.0	23.47	0.2	0.0	0.0	41.63				
2020	0.1	0.0	0.0	20.53	0.1	0.0	0.0	23.86	0.1	0.0	0.0	42.27				
Total	7.7	1.6	1.1		9.0	1.8	1.3		9.0	1.8	1.0					



Sproule
ASSOCIATES
LIMITED

2003/03/10
11:02:22AM

TABLE 3

Gilby West Units, Alberta, Jurassic B

Gilby Jurassic B Unit No.1

20.4132% WI sub to OC (95%) + NC (5%)

(As of April 1, 2003)

Proven Developed Producing

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	585	151	14	0	0	0	112	0	0	0	2	0	224	0	0	0	416
2004	584	164	14	0	0	0	117	0	0	0	3	0	274	0	0	0	374
2005	469	118	11	0	0	0	90	0	0	0	2	0	248	0	0	0	263
2006	431	99	10	0	0	0	80	0	0	0	2	0	222	0	0	0	241
2007	405	92	10	0	0	0	77	0	0	0	2	0	196	0	0	0	236
2008	372	84	9	0	0	0	74	0	0	0	2	0	169	0	0	0	223
2009	349	79	8	0	0	0	74	0	0	0	2	0	143	0	0	0	221
2010	320	72	8	0	0	0	64	0	0	0	2	0	140	0	0	0	197
2011	294	66	7	0	0	0	56	0	0	0	1	0	138	0	0	0	175
2012	270	61	6	0	0	0	48	0	0	0	1	0	136	0	0	0	154
2013	248	56	6	0	0	0	42	0	0	0	1	0	135	0	0	0	134
2014	227	51	5	0	0	0	37	0	0	0	1	0	133	0	0	0	115
2015	208	47	5	0	0	0	32	0	0	0	1	0	132	0	0	0	97
2016	191	43	4	0	0	0	28	0	0	0	1	0	132	0	0	0	79
2017	175	39	4	0	0	0	25	0	0	0	1	0	131	0	0	0	63
2018	161	36	4	0	0	0	22	0	0	0	1	0	131	0	0	0	48
2019	147	33	3	0	0	0	19	0	0	0	1	0	131	0	0	0	34
2020	103	23	2	0	0	0	13	0	0	0	0	0	98	0	0	0	17
Total	5540	1312	132	0	0	0	1010	0	0	0	26	0	2912	0	0	0	3088

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE												
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	416	416	0	0	0	0	0	416	416
2004	0	0	0	0	0	0	0	374	790	0	0	0	0	0	374	790
2005	0	0	0	0	0	0	0	263	1053	0	0	0	0	0	263	1053
2006	0	0	0	0	0	0	0	241	1294	0	0	0	0	0	241	1294
2007	0	0	0	0	0	0	0	236	1529	0	0	0	0	0	236	1529
2008	0	0	0	0	0	0	0	223	1753	0	0	0	0	0	223	1753
2009	0	0	0	0	0	0	0	221	1974	0	0	0	0	0	221	1974
2010	0	0	0	0	0	0	0	197	2171	0	0	0	0	0	197	2171
2011	0	0	0	0	0	0	0	175	2346	0	0	0	0	0	175	2346
2012	0	0	0	0	0	0	0	154	2500	0	0	0	0	0	154	2500
2013	0	0	0	0	0	0	0	134	2634	0	0	0	0	0	134	2634
2014	0	0	0	0	0	0	0	115	2749	0	0	0	0	0	115	2749
2015	0	0	0	0	0	0	0	97	2846	0	0	0	0	0	97	2846
2016	0	0	0	0	0	0	0	79	2925	0	0	0	0	0	79	2925
2017	0	0	0	0	0	0	0	63	2988	0	0	0	0	0	63	2988
2018	0	0	0	0	0	0	0	48	3037	0	0	0	0	0	48	3037
2019	0	0	0	0	0	0	0	34	3071	0	0	0	0	0	34	3071
2020	0	0	0	0	0	0	0	17	3088	0	0	0	0	0	17	3088
Total	0	0	0	0	0	0	0	3088	3088	0	0	0	0	0	3088	3088


Sproule
ASSOCIATES
LIMITED

2003/03/10
11:02:22AM

TABLE 3

Gilby West Units, Alberta, Jurassic B

Gilby Jurassic B Unit No.1

20.4132% WI sub to OC (95%) + NC (5%)

(As of April 1, 2003)

Proven Developed Producing

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	9	20	1500	0.00	18.6	0.0	20.431	0.000	9.242	34.428	40.928	0.000	0.000	0.000	0.000
2004	12	20	1500	0.00	18.6	0.0	20.431	0.000	9.345	34.566	41.209	0.000	0.000	0.000	0.000
2005	12	20	1500	0.00	18.6	0.0	20.431	0.000	9.446	34.516	41.375	0.000	0.000	0.000	0.000
2006	12	20	1500	0.00	18.6	0.0	20.431	0.000	9.721	34.495	41.312	0.000	0.000	0.000	0.000
2007	12	20	1500	0.00	18.6	0.0	20.431	0.000	10.217	34.750	41.217	0.000	0.000	0.000	0.000
2008	12	20	1500	0.00	18.6	0.0	20.431	0.000	11.041	34.917	41.161	0.000	0.000	0.000	0.000
2009	12	20	1500	0.00	18.6	0.0	20.431	0.000	12.433	34.913	41.073	0.000	0.000	0.000	0.000
2010	12	20	1500	0.00	18.6	0.0	20.431	0.000	11.196	34.831	41.020	0.000	0.000	0.000	0.000
2011	12	20	1500	0.00	18.6	0.0	20.431	0.000	10.082	34.750	40.966	0.000	0.000	0.000	0.000
2012	12	20	1500	0.00	18.6	0.0	20.431	0.000	9.079	34.750	40.915	0.000	0.000	0.000	0.000
2013	12	20	1500	0.00	18.6	0.0	20.431	0.000	8.175	34.830	40.864	0.000	0.000	0.000	0.000
2014	12	20	1500	0.00	18.6	0.0	20.431	0.000	7.362	34.750	40.814	0.000	0.000	0.000	0.000
2015	12	20	1500	0.00	18.6	0.0	20.431	0.000	6.629	34.750	40.766	0.000	0.000	0.000	0.000
2016	12	20	1500	0.00	18.6	0.0	20.431	0.000	5.970	34.750	40.718	0.000	0.000	0.000	0.000
2017	12	20	1500	0.00	18.6	0.0	20.431	0.000	5.376	34.750	40.672	0.000	0.000	0.000	0.000
2018	12	20	1500	0.00	18.6	0.0	20.431	0.000	4.841	34.750	40.626	0.000	0.000	0.000	0.000
2019	12	20	1500	0.00	18.6	0.0	20.431	0.000	4.359	34.750	40.581	0.000	0.000	0.000	0.000
2020	9	20	1500	0.00	18.6	0.0	20.431	0.000	3.975	34.750	40.537	0.000	0.000	0.000	0.000

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wl-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment		Gross CL41 Investment		Gross Oth Tang Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.240	0	4.48	3.00	0.00	0.30	0.00	0.0	0	0	0	0	0	0	0
2004	0.00	0.244	0	4.55	3.05	0.00	0.30	0.00	0.0	0	0	0	0	0	0	0
2005	9.70	0.247	0	4.63	3.09	0.00	0.31	0.00	0.0	0	0	0	0	0	0	0
2006	9.95	0.251	0	4.70	3.14	0.00	0.31	0.00	0.0	0	0	0	0	0	0	0
2007	9.95	0.255	0	4.77	3.18	0.00	0.32	0.00	0.0	0	0	0	0	0	0	0
2008	10.20	0.259	0	4.83	3.23	0.00	0.32	0.00	0.0	0	0	0	0	0	0	0
2009	9.70	0.262	0	4.92	3.28	0.00	0.33	0.00	0.0	0	0	0	0	0	0	0
2010	9.95	0.266	0	4.99	3.33	0.00	0.33	0.00	0.0	0	0	0	0	0	0	0
2011	9.95	0.270	0	5.07	3.38	0.00	0.34	0.00	0.0	0	0	0	0	0	0	0
2012	10.20	0.274	0	5.13	3.43	0.00	0.34	0.00	0.0	0	0	0	0	0	0	0
2013	9.70	0.279	0	5.22	3.48	0.00	0.35	0.00	0.0	0	0	0	0	0	0	0
2014	9.95	0.283	0	5.30	3.53	0.00	0.35	0.00	0.0	0	0	0	0	0	0	0
2015	9.95	0.287	0	5.38	3.59	0.00	0.36	0.00	0.0	0	0	0	0	0	0	0
2016	10.20	0.291	0	5.44	3.64	0.00	0.36	0.00	0.0	0	0	0	0	0	0	0
2017	9.70	0.296	0	5.54	3.70	0.00	0.37	0.00	0.0	0	0	0	0	0	0	0
2018	9.95	0.300	0	5.62	3.75	0.00	0.38	0.00	0.0	0	0	0	0	0	0	0
2019	9.95	0.305	0	5.71	3.81	0.00	0.38	0.00	0.0	0	0	0	0	0	0	0
2020	9.16	0.309	0	5.79	3.86	0.00	0.39	0.00	0.0	0	0	0	0	0	0	0
											0	0	0	0	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000


Sproule
ASSOCIATES LIMITED

2003/03/10
11:02:22AM

TABLE 3

Gilby West Units, Alberta, Jurassic F

Gilby Jurassic F Unit No.1

36.8% WI sub to OC (24.44%) + NC (5.01%) + 15 FH (70.55)%

(As of April 1, 2003)

Proven Developed Producing

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	122.8	59	0	0.0	0.5	0.5	0.3	1.3	0.0
CO.INT	45.2	22	0	0.0	0.2	0.2	0.1	0.5	0.0
CO.NET	38.6	17	0	0.0	0.1	0.2	0.1	0.4	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	687	0	0	0	0	687
8.00	0	512	0	0	0	0	512
10.00	0	482	0	0	0	0	482
12.00	0	455	0	0	0	0	455
15.00	0	421	0	0	0	0	421
20.00	0	375	0	0	0	0	375

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	19	9	182	19	1	14	21	47	-0	0	0	120
2004	17	8	177	20	1	13	21	61	0	0	0	104
2005	15	7	138	14	1	9	16	59	0	0	0	69
2006	13	6	123	11	1	7	14	57	0	0	0	57
2007	11	6	113	10	1	10	13	35	-0	0	0	65
2008	10	5	100	9	1	8	12	34	0	0	0	56
2009	9	4	92	8	1	7	11	33	-0	0	0	50
2010	8	4	82	7	1	5	9	32	0	0	0	43
2011	7	3	73	7	1	4	8	31	0	0	0	36
2012	6	3	65	6	1	4	8	31	-0	0	0	30
2013	5	2	58	5	0	3	7	30	0	0	0	24
2014	4	2	52	5	0	2	6	30	0	0	0	19
2015	4	2	45	4	0	2	5	29	-0	0	0	14
Total			1300	125	10	90	151	508	0	0	0	687



2003/03/10
11:02:22AM

TABLE 3

Gilby West Units, Alberta, Jurassic F

Gilby Jurassic F Unit No.1

36.8% WI sub to OC (24.44%) + NC (5.01%) + 15 FH (70.55)%

(As of April 1, 2003)

Proven Developed Producing

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003	2.0	52	14.3	5.3	4.5	34.49	7	3	2	7.44						
2004	2.0	46	17.0	6.3	5.3	28.32	8	3	2	6.63						
2005	2.0	41	14.9	5.5	4.7	25.23	7	3	2	5.28						
2006	2.0	36	13.0	4.8	4.1	25.78	6	2	2	4.92						
2007	1.0	31	11.4	4.2	3.5	26.90	5	2	2	5.09						
2008	1.0	27	10.0	3.7	3.1	27.42	5	2	1	5.15						
2009	1.0	24	8.7	3.2	2.7	28.58	4	2	1	5.37						
2010	1.0	21	7.6	2.8	2.4	29.13	4	1	1	5.46						
2011	1.0	18	6.7	2.5	2.1	29.69	3	1	1	5.57						
2012	1.0	16	5.8	2.1	1.9	30.25	3	1	1	5.68						
2013	1.0	14	5.1	1.9	1.6	30.83	2	1	1	5.78						
2014	1.0	12	4.5	1.6	1.4	31.42	2	1	1	5.89						
2015	1.0	11	3.9	1.4	1.2	32.00	2	1	1	5.98						
Total			122.8	45.2	38.6		59	22	17							

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003	0.1	0.0	0.0	20.24	0.1	0.0	0.0	23.54	0.0	0.0	0.0	41.75				
2004	0.1	0.0	0.0	16.78	0.1	0.0	0.0	19.63	0.0	0.0	0.0	35.42				
2005	0.1	0.0	0.0	15.05	0.1	0.0	0.0	17.67	0.0	0.0	0.0	32.25				
2006	0.1	0.0	0.0	15.36	0.1	0.0	0.0	18.02	0.0	0.0	0.0	32.82				
2007	0.0	0.0	0.0	15.99	0.0	0.0	0.0	18.72	0.0	0.0	0.0	33.97				
2008	0.0	0.0	0.0	16.28	0.0	0.0	0.0	19.05	0.0	0.0	0.0	34.51				
2009	0.0	0.0	0.0	16.92	0.0	0.0	0.0	19.79	0.0	0.0	0.0	35.68				
2010	0.0	0.0	0.0	17.23	0.0	0.0	0.0	20.13	0.0	0.0	0.0	36.25				
2011	0.0	0.0	0.0	17.55	0.0	0.0	0.0	20.49	0.0	0.0	0.0	36.82				
2012	0.0	0.0	0.0	17.87	0.0	0.0	0.0	20.85	0.0	0.0	0.0	37.40				
2013	0.0	0.0	0.0	18.19	0.0	0.0	0.0	21.21	0.0	0.0	0.0	38.00				
2014	0.0	0.0	0.0	18.52	0.0	0.0	0.0	21.59	0.0	0.0	0.0	38.59				
2015	0.0	0.0	0.0	18.84	0.0	0.0	0.0	21.95	0.0	0.0	0.0	39.19				
Total	0.5	0.2	0.1		0.5	0.2	0.2		0.3	0.1	0.1					


Sproule
ASSOCIATES
LIMITED

2003/03/10
11:02:22AM

TABLE 3

Gilby West Units, Alberta, Jurassic F

Gilby Jurassic F Unit No.1

36.8% WI sub to OC (24.44%) + NC (5.01%) + 15 FH (70.55)%

(As of April 1, 2003)

Proven Developed Producing

FORECAST OF REVENUE BEFORE INCOME TAXES

YEAR	REVENUE OIL	REVENUE GAS	REVENUE NGL	REVENUE SUL	REVENUE ROY	REVENUE OTHER	ROYALTIES CROWN	ROYALTIES PROD	ROYALTIES RES	ROYALTIES SUL	GCA + ROY ADJ	MINTAX	EXPENSES LEASE	EXPENSES PLANT	EXPENSES OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	182	19	1	0	0	0	11	21	0	0	0	4	47	0	0	0	120
2004	177	20	1	0	0	0	10	21	0	0	0	4	61	0	0	0	104
2005	138	14	1	0	0	0	7	16	0	0	0	3	59	0	0	0	69
2006	123	11	1	0	0	0	5	14	0	0	0	2	57	0	0	0	57
2007	113	10	1	0	0	0	7	13	0	0	0	3	35	0	0	0	65
2008	100	9	1	0	0	0	6	12	0	0	0	2	34	0	0	0	56
2009	92	8	1	0	0	0	5	11	0	0	0	2	33	0	0	0	50
2010	82	7	1	0	0	0	4	9	0	0	0	2	32	0	0	0	43
2011	73	7	1	0	0	0	3	8	0	0	0	1	31	0	0	0	36
2012	65	6	1	0	0	0	3	8	0	0	0	1	31	0	0	0	30
2013	58	5	0	0	0	0	2	7	0	0	0	1	30	0	0	0	24
2014	52	5	0	0	0	0	2	6	0	0	0	1	30	0	0	0	19
2015	45	4	0	0	0	0	1	5	0	0	0	1	29	0	0	0	14
Total	1300	125	10	0	0	0	65	152	0	0	1	26	508	0	0	0	687

FORECAST OF REVENUE BEFORE INCOME TAXES

YEAR	INTANGIBLE CEE	INTANGIBLE CDE	INTANGIBLE COGPE	TANGIBLE CL41	TANGIBLE PLANT	TANGIBLE OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	120	120	0	0	0	0	0	120	120
2004	0	0	0	0	0	0	0	104	224	0	0	0	0	0	104	224
2005	0	0	0	0	0	0	0	69	293	0	0	0	0	0	69	293
2006	0	0	0	0	0	0	0	57	350	0	0	0	0	0	57	350
2007	0	0	0	0	0	0	0	65	415	0	0	0	0	0	65	415
2008	0	0	0	0	0	0	0	56	471	0	0	0	0	0	56	471
2009	0	0	0	0	0	0	0	50	522	0	0	0	0	0	50	522
2010	0	0	0	0	0	0	0	43	564	0	0	0	0	0	43	564
2011	0	0	0	0	0	0	0	36	600	0	0	0	0	0	36	600
2012	0	0	0	0	0	0	0	30	630	0	0	0	0	0	30	630
2013	0	0	0	0	0	0	0	24	654	0	0	0	0	0	24	654
2014	0	0	0	0	0	0	0	19	673	0	0	0	0	0	19	673
2015	0	0	0	0	0	0	0	14	687	0	0	0	0	0	14	687
Total	0	0	0	0	0	0	0	687	687	0	0	0	0	0	687	687


Sproule
ASSOCIATES
LIMITED

2003/03/10
11:02:22AM

TABLE 3

Gilby West Units, Alberta, Jurassic F

Gilby Jurassic F Unit No.1

36.8% WI sub to OC (24.44%) + NC (5.01%) + 15 FH (70.55)%

(As of April 1, 2003)

Proven Developed Producing

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	9	20	600	0.00	17.3	0.0	36.800	0.000	4.703	10.139	11.601	10.583	0.000	1.733	0.000
2004	12	20	600	0.00	17.3	0.0	36.800	0.000	4.174	10.180	11.783	10.583	0.000	1.989	0.000
2005	12	20	600	0.00	17.3	0.0	36.800	0.000	3.643	10.165	11.902	10.582	0.000	1.765	0.000
2006	12	20	600	0.00	17.3	0.0	36.800	0.000	3.187	10.159	11.878	10.583	0.000	1.573	0.000
2007	12	20	600	0.00	17.3	0.0	36.800	0.000	5.577	10.234	11.833	10.583	0.000	2.448	0.000
2008	12	20	600	0.00	17.3	0.0	36.800	0.000	4.879	10.283	11.812	10.583	0.000	2.190	0.000
2009	12	20	600	0.00	17.3	0.0	36.800	0.000	4.269	10.282	11.770	10.583	0.000	1.966	0.000
2010	12	20	600	0.00	17.3	0.0	36.800	0.000	3.734	10.258	11.750	10.583	0.000	1.770	0.000
2011	12	20	600	0.00	17.3	0.0	36.800	0.000	3.267	10.234	11.731	10.583	0.000	1.598	0.000
2012	12	20	600	0.00	17.3	0.0	36.800	0.000	2.857	10.234	11.712	10.583	0.000	1.448	0.000
2013	12	20	600	0.00	17.3	0.0	36.800	0.000	2.499	10.257	11.694	10.583	0.000	1.316	0.000
2014	12	20	600	0.00	17.3	0.0	36.800	0.000	2.186	10.234	11.675	10.583	0.000	1.201	0.000
2015	12	20	600	0.00	17.3	0.0	36.800	0.000	1.895	10.234	11.658	10.583	0.000	1.091	0.000

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wl-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment		Gross CL41 Investment		Gross Oth Tang Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.240	0	4.48	3.00	0.00	0.30	0.00	0.0	0	0	0	0	0	0	0
2004	0.00	0.244	0	4.55	3.05	0.00	0.30	0.00	0.0	0	0	0	0	0	0	0
2005	12.29	0.247	0	4.63	3.09	0.00	0.31	0.00	0.0	0	0	0	0	0	0	0
2006	12.53	0.251	0	4.70	3.14	0.00	0.31	0.00	0.0	0	0	0	0	0	0	0
2007	12.53	0.255	0	4.77	3.18	0.00	0.32	0.00	0.0	0	0	0	0	0	0	0
2008	12.77	0.259	0	4.83	3.23	0.00	0.32	0.00	0.0	0	0	0	0	0	0	0
2009	12.29	0.262	0	4.92	3.28	0.00	0.33	0.00	0.0	0	0	0	0	0	0	0
2010	12.53	0.266	0	4.99	3.33	0.00	0.33	0.00	0.0	0	0	0	0	0	0	0
2011	12.53	0.270	0	5.07	3.38	0.00	0.34	0.00	0.0	0	0	0	0	0	0	0
2012	12.77	0.274	0	5.13	3.43	0.00	0.34	0.00	0.0	0	0	0	0	0	0	0
2013	12.29	0.279	0	5.22	3.48	0.00	0.35	0.00	0.0	0	0	0	0	0	0	0
2014	12.53	0.283	0	5.30	3.53	0.00	0.35	0.00	0.0	0	0	0	0	0	0	0
2015	13.62	0.287	0	5.38	3.59	0.00	0.36	0.00	0.0	0	0	0	0	0	0	0
											0	0	0	0	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000


Sproule
ASSOCIATES LIMITED

2003/03/10
11:02:22AM

TABLE 3

Gilby West Units, Alberta, Viking

Gilby Viking Unit No.1 - Segment B

28.1436% WI sub to OC

(As of April 1, 2003)

Proven Developed Producing

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	6.3	18	0	0.0	0.6	0.4	0.3	1.3	0.0
CO.INT	1.8	5	0	0.0	0.2	0.1	0.1	0.4	0.0
CO.NET	1.7	3	0	0.0	0.1	0.1	0.0	0.2	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	35	0	0	0	0	35
8.00	0	34	0	0	0	0	34
10.00	0	33	0	0	0	0	33
12.00	0	33	0	0	0	0	33
15.00	0	32	0	0	0	0	32
20.00	0	32	0	0	0	0	32

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	3	8	28	17	5	9	0	17	-0	0	0	23
2004	2	6	22	14	4	7	0	22	-0	0	0	11
2005	2	5	5	3	1	1	0	7	0	0	0	0
Total			56	34	9	18	0	46	-0	0	0	35


Sproule
ASSOCIATES LIMITED

2003/03/10
11:02:22AM

TABLE 3

Gilby West Units, Alberta, Viking

Gilby Viking Unit No.1 - Segment B

28.1436% WI sub to OC

(As of April 1, 2003)

Proven Developed Producing

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003	1.0	10	2.9	0.8	0.8	35.49	8	2	1	7.44						
2004	1.0	7	2.7	0.8	0.7	29.32	8	2	1	6.63						
2005	1.0	6	0.7	0.2	0.2	26.23	2	1	0	5.28						
Total			6.3	1.8	1.7		18	5	3							

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003	0.3	0.1	0.1	23.24	0.2	0.0	0.0	26.29	0.1	0.0	0.0	41.50				
2004	0.2	0.1	0.0	19.78	0.2	0.0	0.0	22.38	0.1	0.0	0.0	35.17				
2005	0.1	0.0	0.0	18.05	0.0	0.0	0.0	20.42	0.0	0.0	0.0	32.00				
Total	0.6	0.2	0.1		0.4	0.1	0.1		0.3	0.1	0.0					


Sproule
ASSOCIATES LIMITED

2003/03/10
11:02:22AM

TABLE 3

Gilby West Units, Alberta, Viking

Gilby Viking Unit No.1 - Segment B

28.1436% WI sub to OC

(As of April 1, 2003)

Proven Developed Producing

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	28	17	5	0	0	0	9	0	0	0	0	0	17	0	0	0	23
2004	22	14	4	0	0	0	7	0	0	0	0	0	22	0	0	0	11
2005	5	3	1	0	0	0	2	0	0	0	0	0	7	0	0	0	0
Total	56	34	9	0	0	0	18	0	0	0	1	0	46	0	0	0	35

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE												
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	23	23	0	0	0	0	0	23	23
2004	0	0	0	0	0	0	0	11	35	0	0	0	0	0	11	35
2005	0	0	0	0	0	0	0	0	35	0	0	0	0	0	0	35
Total	0	0	0	0	0	0	0	35	35	0	0	0	0	0	35	35


Sproule
ASSOCIATES LIMITED

2003/03/10
11:02:22AM

TABLE 3

Gilby West Units, Alberta, Viking

Gilby Viking Unit No.1 - Segment B

28.1436% WI sub to OC

(As of April 1, 2003)

Proven Developed Producing

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	9	20	3500	0.00	57.6	0.0	28.144	0.000	6.448	34.675	37.101	0.000	0.000	0.000	0.000
2004	12	20	3500	0.00	57.6	0.0	28.144	0.000	4.632	34.815	37.031	0.000	0.000	0.000	0.000
2005	4	20	3500	0.00	57.6	0.0	28.144	0.000	3.519	34.765	36.976	0.000	0.000	0.000	0.000

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wi-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment		Gross CL41 Investment		Gross Oth Tang Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.240	0	5.22	4.00	0.00	0.30	0.00	0.0	0	0	0	0	0	0	0
2004	5.00	0.244	0	5.31	4.06	0.00	0.30	0.00	0.0	0	0	0	0	0	0	0
2005	21.95	0.247	0	5.48	4.12	0.00	0.31	0.00	0.0	0	0	0	0	0	0	0
											0	0	0	0	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000


Sproule
ASSOCIATES LIMITED

2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Cardium D

OIL 1 - 00/10-21-039-04W5/2

11.88% WI sub to NC + 10 Gorr

(As of April 1, 2003)

Proven Developed Producing

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	19.5	10	0	0.0	0.0	0.0	0.4	0.4	0.0
CO.INT	2.3	1	0	0.0	0.0	0.0	0.0	0.0	0.0
CO.NET	2.0	1	0	0.0	0.0	0.0	0.0	0.0	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	45	0	0	0	0	45
8.00	0	38	0	0	0	0	38
10.00	0	37	0	0	0	0	37
12.00	0	35	0	0	0	0	35
15.00	0	34	0	0	0	0	34
20.00	0	31	0	0	0	0	31

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	2	1	16	1	0	2	2	3	0	0	0	12
2004	1	1	15	1	0	1	2	3	0	0	0	10
2005	1	1	11	1	0	1	1	3	0	0	0	7
2006	1	0	9	1	0	1	1	3	0	0	0	5
2007	1	0	8	1	0	0	1	3	0	0	0	4
2008	1	0	6	0	0	0	1	3	0	0	0	3
2009	0	0	5	0	0	0	1	3	0	0	0	2
2010	0	0	3	0	0	0	0	2	0	0	0	1
Total			74	6	1	5	8	23	0	0	0	45


Sproule
ASSOCIATES LIMITED

2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Cardium D

OIL 1 - 00/10-21-039-04W5/2

11.88% WI sub to NC + 10 Gorr

(As of April 1, 2003)

Proven Developed Producing

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003	1.0	13	3.6	0.4	0.4	37.97	2	0	0	6.69						
2004	1.0	11	4.0	0.5	0.4	31.80	2	0	0	5.99						
2005	1.0	9	3.2	0.4	0.3	28.71	2	0	0	4.81						
2006	1.0	7	2.6	0.3	0.3	29.26	1	0	0	4.50						
2007	1.0	6	2.1	0.3	0.2	30.38	1	0	0	4.65						
2008	1.0	5	1.7	0.2	0.2	30.90	1	0	0	4.70						
2009	1.0	4	1.4	0.2	0.1	32.06	1	0	0	4.89						
2010	1.0	3	0.9	0.1	0.1	32.61	0	0	0	4.97						
Total			19.5	2.3	2.0		10	1	1							

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003									0.1	0.0	0.0	30.60				
2004									0.1	0.0	0.0	24.27				
2005									0.1	0.0	0.0	21.10				
2006									0.0	0.0	0.0	21.67				
2007									0.0	0.0	0.0	22.82				
2008									0.0	0.0	0.0	23.36				
2009									0.0	0.0	0.0	24.53				
2010									0.0	0.0	0.0	25.10				
Total									0.4	0.0	0.0					


Sproule
ASSOCIATES
LIMITED

2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Cardium D

OIL 1 - 00/10-21-039-04W5/2

11.88% WI sub to NC + 10 Gorr

(As of April 1, 2003)

Proven Developed Producing

FORECAST OF REVENUE BEFORE INCOME TAXES

YEAR	REVENUE OIL	GAS	NGL	SUL	ROY	OTHER	ROYALTIES CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	EXPENSES LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	16	1	0	0	0	0	2	0	2	0	0	0	3	0	0	0	12
2004	15	1	0	0	0	0	1	0	2	0	0	0	3	0	0	0	10
2005	11	1	0	0	0	0	1	0	1	0	0	0	3	0	0	0	7
2006	9	1	0	0	0	0	1	0	1	0	0	0	3	0	0	0	5
2007	8	1	0	0	0	0	0	0	1	0	0	0	3	0	0	0	4
2008	6	0	0	0	0	0	0	0	1	0	0	0	3	0	0	0	3
2009	5	0	0	0	0	0	0	0	1	0	0	0	3	0	0	0	2
2010	3	0	0	0	0	0	0	0	0	0	0	0	2	0	0	0	1
Total	74	6	1	0	0	0	5	0	8	0	0	0	23	0	0	0	45

FORECAST OF REVENUE BEFORE INCOME TAXES

YEAR	INTANGIBLE CEE	CDE	COGPE	TANGIBLE CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	12	12	0	0	0	0	0	12	12
2004	0	0	0	0	0	0	0	10	22	0	0	0	0	0	10	22
2005	0	0	0	0	0	0	0	7	29	0	0	0	0	0	7	29
2006	0	0	0	0	0	0	0	5	35	0	0	0	0	0	5	35
2007	0	0	0	0	0	0	0	4	39	0	0	0	0	0	4	39
2008	0	0	0	0	0	0	0	3	42	0	0	0	0	0	3	42
2009	0	0	0	0	0	0	0	2	44	0	0	0	0	0	2	44
2010	0	0	0	0	0	0	0	1	45	0	0	0	0	0	1	45
Total	0	0	0	0	0	0	0	45	45	0	0	0	0	0	45	45


Sproule
ASSOCIATES LIMITED

2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Cardium D

OIL 1 - 00/10-21-039-04W5/2

11.88% WI sub to NC + 10 Gorr

(As of April 1, 2003)

Proven Developed Producing

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	9	25	650	0.00	28.0	0.0	11.880	0.000	6.575	28.744	45.708	0.000	10.000	0.000	0.000
2004	12	25	650	0.00	28.0	0.0	11.880	0.000	5.074	28.745	48.409	0.000	10.000	0.000	0.000
2005	12	25	650	0.00	28.0	0.0	11.880	0.000	3.882	28.437	50.336	0.000	10.000	0.000	0.000
2006	12	25	650	0.00	28.0	0.0	11.880	0.000	3.164	28.323	49.870	0.000	10.000	0.000	0.000
2007	12	25	650	0.00	28.0	0.0	11.880	0.000	2.605	28.579	49.063	0.000	10.000	0.000	0.000
2008	12	25	650	0.00	28.0	0.0	11.880	0.000	2.120	28.734	48.675	0.000	10.000	0.000	0.000
2009	12	25	650	0.00	28.0	0.0	11.880	0.000	1.745	28.784	47.966	0.000	10.000	0.000	0.000
2010	9	25	650	0.00	28.0	0.0	11.880	0.000	1.457	28.739	47.613	0.000	10.000	0.000	0.000

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wl-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment		Gross CL41 Investment		Gross Oth Tang Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.242	0	1.59	1.25	0.60	0.30	1.00	0.0	0	0	0	0	0	0	0
2004	0.00	0.246	0	1.62	1.27	0.61	0.30	1.01	0.0	0	0	.0	0	0	0	0
2005	18.40	0.249	0	1.65	1.29	0.62	0.31	1.03	0.0	0	0	0	0	0	0	0
2006	18.62	0.253	0	1.67	1.31	0.63	0.31	1.05	0.0	0	0	0	0	0	0	0
2007	18.62	0.257	0	1.70	1.33	0.64	0.32	1.06	0.0	0	0	0	0	0	0	0
2008	18.84	0.261	0	1.72	1.35	0.65	0.32	1.08	0.0	0	0	0	0	0	0	0
2009	18.40	0.265	0	1.75	1.37	0.66	0.33	1.09	0.0	0	0	0	0	0	0	0
2010	18.81	0.269	0	1.78	1.39	0.67	0.33	1.11	0.0	0	0	0	0	0	0	0
											0	0	0	0	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000



2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Ostracod S

OIL 2 - 00/06-23-039-04W5/0

25% WI sub to 20 FH

(As of April 1, 2003)

Proven Developed Producing

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	3.8	46	0	0.0	0.0	0.0	1.7	1.7	0.0
CO.INT	1.0	11	0	0.0	0.0	0.0	0.4	0.4	0.0
CO.NET	0.8	9	0	0.0	0.0	0.0	0.3	0.3	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	64	0	0	0	0	64
8.00	0	59	0	0	0	0	59
10.00	0	58	0	0	0	0	58
12.00	0	57	0	0	0	0	57
15.00	0	56	0	0	0	0	56
20.00	0	53	0	0	0	0	53

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	1	14	12	26	4	2	8	6	0	0	0	26
2004	1	12	11	26	4	2	8	7	0	0	0	24
2005	1	10	8	16	3	1	5	6	0	0	0	14
Total			31	67	11	5	21	19	0	0	0	64


Sproule
ASSOCIATES LIMITED

2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Ostracod S

OIL 2 - 00/06-23-039-04W5/0

25% WI sub to 20 FH

(As of April 1, 2003)

Proven Developed Producing

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003	1.0	5	1.3	0.3	0.3	37.97	15	4	3	6.69						
2004	1.0	4	1.4	0.4	0.3	31.80	17	4	3	5.99						
2005	1.0	3	1.1	0.3	0.2	28.71	13	3	3	4.81						
Total			3.8	1.0	0.8		46	11	9							

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003									0.6	0.1	0.1	30.60				
2004									0.6	0.2	0.1	24.27				
2005									0.5	0.1	0.1	21.10				
Total									1.7	0.4	0.3					


Sproule
ASSOCIATES
LIMITED

2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Ostracod S

OIL 2 - 00/06-23-039-04W5/0

25% WI sub to 20 FH

(As of April 1, 2003)

Proven Developed Producing

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	12	26	4	0	0	0	0	8	0	0	0	2	6	0	0	0	26
2004	11	26	4	0	0	0	0	8	0	0	0	2	7	0	0	0	24
2005	8	16	3	0	0	0	0	5	0	0	0	1	6	0	0	0	14
Total	31	67	11	0	0	0	0	22	0	0	1	5	19	0	0	0	64

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE													
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	26	26	0	0	0	0	0	26	26
2004	0	0	0	0	0	0	0	24	50	0	0	0	0	0	24	50
2005	0	0	0	0	0	0	0	14	64	0	0	0	0	0	14	64
Total	0	0	0	0	0	0	0	64	64	0	0	0	0	0	64	64


Sproule
ASSOCIATES LIMITED

2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Ostracod S

OIL 2 - 00/06-23-039-04W5/0

25% WI sub to 20 FH

(As of April 1, 2003)

Proven Developed Producing

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	9	25	16000	0.00	28.0	0.0	25.000	0.000	0.000	0.000	0.000	20.000	0.000	4.113	0.000
2004	12	25	16000	0.00	28.0	0.0	25.000	0.000	0.000	0.000	0.000	20.000	0.000	4.218	0.000
2005	11	25	16000	0.00	28.0	0.0	25.000	0.000	0.000	0.000	0.000	20.000	0.000	3.972	0.000

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wl-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	— Gross Intang — — Investment —		— Gross CL41 — — Investment —		— Gross Oth Tang — — Investment —	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.242	0	1.59	1.25	0.60	0.30	1.00	0.0	0	0	0	0	0	0	0
2004	0.00	0.246	0	1.62	1.27	0.61	0.30	1.01	0.0	0	0	0	0	0	0	0
2005	17.30	0.249	0	1.65	1.29	0.62	0.31	1.03	0.0	0	0	0	0	0	0	0
											0	0	0	0	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000


Sproule
ASSOCIATES
LIMITED

2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Basal Mannv A

OIL 3 - Sec 04-041-03W5 - 3 Wells

58% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	418.3	715	0	0.0	0.0	0.0	13.7	13.7	0.0
CO.INT	242.6	415	0	0.0	0.0	0.0	8.0	8.0	0.0
CO.NET	204.4	290	0	0.0	0.0	0.0	5.4	5.4	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	5972	0	0	0	0	5972
8.00	0	4472	0	0	0	0	4472
10.00	0	4214	0	0	0	0	4214
12.00	0	3987	0	0	0	0	3987
15.00	0	3695	0	0	0	0	3695
20.00	0	3305	0	0	0	0	3305

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	119	203	1107	394	29	403	0	109	1	0	0	1017
2004	101	173	1028	403	26	350	0	134	1	0	0	971
2005	84	144	760	273	18	228	0	124	1	0	0	699
2006	70	120	646	213	16	175	0	115	1	0	0	584
2007	58	100	561	183	14	138	0	108	1	0	0	512
2008	48	83	476	154	12	105	0	102	1	0	0	435
2009	40	69	413	133	10	82	0	97	1	0	0	377
2010	34	57	350	112	9	63	0	93	0	0	0	315
2011	28	48	297	95	8	49	0	90	0	0	0	260
2012	23	40	252	80	6	39	0	87	0	0	0	213
2013	19	33	214	68	5	31	0	85	0	0	0	171
2014	16	28	181	57	5	24	0	84	0	0	0	135
2015	13	23	154	48	4	20	0	83	0	0	0	104
2016	11	19	130	41	3	16	0	82	0	0	0	76
2017	9	16	110	34	3	13	0	81	0	0	0	53
2018	8	13	93	29	2	10	0	81	0	0	0	33
2019	6	11	79	24	2	9	0	81	0	0	0	16
2020	6	9	41	12	1	4	0	48	0	0	0	2
Total			6892	2356	173	1759	0	1682	9	0	0	5972


Sproule
ASSOCIATES
LIMITED

2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Basal Mannv A

OIL 3 - Sec 04-041-03W5 - 3 Wells

58% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003	3.0	205	56.3	32.6	24.2	33.90	96	56	39	7.06						
2004	3.0	175	63.9	37.1	28.6	27.73	109	63	44	6.36						
2005	3.0	146	53.2	30.8	24.7	24.64	91	53	37	5.18						
2006	3.0	121	44.2	25.6	21.1	25.19	76	44	31	4.87						
2007	3.0	101	36.8	21.3	18.1	26.31	63	36	26	5.02						
2008	3.0	84	30.6	17.7	15.5	26.83	52	30	21	5.07						
2009	3.0	70	25.4	14.8	13.2	27.99	44	25	18	5.26						
2010	3.0	58	21.2	12.3	11.2	28.54	36	21	15	5.34						
2011	3.0	48	17.6	10.2	9.5	29.10	30	17	12	5.43						
2012	3.0	40	14.6	8.5	8.0	29.66	25	15	10	5.53						
2013	3.0	33	12.2	7.1	6.7	30.24	21	12	8	5.62						
2014	3.0	28	10.1	5.9	5.6	30.83	17	10	7	5.71						
2015	3.0	23	8.4	4.9	4.7	31.41	14	8	6	5.79						
2016	3.0	19	7.0	4.1	3.9	32.00	12	7	5	5.87						
2017	3.0	16	5.8	3.4	3.3	32.59	10	6	4	5.95						
2018	3.0	13	4.8	2.8	2.8	33.19	8	5	3	6.03						
2019	3.0	11	4.0	2.3	2.3	33.80	7	4	3	6.11						
2020	3.0	10	2.0	1.2	1.2	34.43	3	2	1	6.19						
Total			418.3	242.6	204.4		715	415	290							

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003									1.8	1.1	0.7	27.40				
2004									2.1	1.2	0.8	21.07				
2005									1.7	1.0	0.7	17.90				
2006									1.5	0.8	0.6	18.47				
2007									1.2	0.7	0.5	19.62				
2008									1.0	0.6	0.4	20.16				
2009									0.8	0.5	0.3	21.33				
2010									0.7	0.4	0.3	21.90				
2011									0.6	0.3	0.2	22.47				
2012									0.5	0.3	0.2	23.05				
2013									0.4	0.2	0.2	23.65				
2014									0.3	0.2	0.1	24.24				
2015									0.3	0.2	0.1	24.83				
2016									0.2	0.1	0.1	25.43				
2017									0.2	0.1	0.1	26.04				
2018									0.2	0.1	0.1	26.66				
2019									0.1	0.1	0.1	27.28				
2020									0.1	0.0	0.0	27.92				
Total									13.7	8.0	5.4					


Sproule
ASSOCIATES
LIMITED

TABLE 3

Gilby West, Alberta, Basal Mannv A

OIL 3 - Sec 04-041-03W5 - 3 Wells

58% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	1107	394	29	0	0	0	409	0	0	0	5	0	109	0	1	0	1017
2004	1028	403	26	0	0	0	356	0	0	0	6	0	134	0	1	0	971
2005	760	273	18	0	0	0	233	0	0	0	5	0	124	0	1	0	699
2006	646	213	16	0	0	0	180	0	0	0	4	0	115	0	1	0	584
2007	561	183	14	0	0	0	142	0	0	0	4	0	108	0	1	0	512
2008	476	154	12	0	0	0	108	0	0	0	3	0	102	0	1	0	435
2009	413	133	10	0	0	0	85	0	0	0	3	0	97	0	1	0	377
2010	350	112	9	0	0	0	66	0	0	0	2	0	93	0	0	0	315
2011	297	95	8	0	0	0	51	0	0	0	2	0	90	0	0	0	260
2012	252	80	6	0	0	0	40	0	0	0	2	0	87	0	0	0	213
2013	214	68	5	0	0	0	32	0	0	0	1	0	85	0	0	0	171
2014	181	57	5	0	0	0	26	0	0	0	1	0	84	0	0	0	135
2015	154	48	4	0	0	0	21	0	0	0	1	0	83	0	0	0	104
2016	130	41	3	0	0	0	17	0	0	0	1	0	82	0	0	0	76
2017	110	34	3	0	0	0	13	0	0	0	1	0	81	0	0	0	53
2018	93	29	2	0	0	0	11	0	0	0	1	0	81	0	0	0	33
2019	79	24	2	0	0	0	9	0	0	0	0	0	81	0	0	0	16
2020	41	12	1	0	0	0	5	0	0	0	0	0	48	0	0	0	2
Total	6892	2356	173	0	0	0	1803	0	0	0	43	0	1682	0	9	0	5972

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE												
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	1017	1017	0	0	0	0	0	1017	1017
2004	0	0	0	0	0	0	0	971	1988	0	0	0	0	0	971	1988
2005	0	0	0	0	0	0	0	699	2687	0	0	0	0	0	699	2687
2006	0	0	0	0	0	0	0	584	3271	0	0	0	0	0	584	3271
2007	0	0	0	0	0	0	0	512	3783	0	0	0	0	0	512	3783
2008	0	0	0	0	0	0	0	435	4218	0	0	0	0	0	435	4218
2009	0	0	0	0	0	0	0	377	4595	0	0	0	0	0	377	4595
2010	0	0	0	0	0	0	0	315	4909	0	0	0	0	0	315	4909
2011	0	0	0	0	0	0	0	260	5169	0	0	0	0	0	260	5169
2012	0	0	0	0	0	0	0	213	5382	0	0	0	0	0	213	5382
2013	0	0	0	0	0	0	0	171	5553	0	0	0	0	0	171	5553
2014	0	0	0	0	0	0	0	135	5688	0	0	0	0	0	135	5688
2015	0	0	0	0	0	0	0	104	5791	0	0	0	0	0	104	5791
2016	0	0	0	0	0	0	0	76	5868	0	0	0	0	0	76	5868
2017	0	0	0	0	0	0	0	53	5921	0	0	0	0	0	53	5921
2018	0	0	0	0	0	0	0	33	5954	0	0	0	0	0	33	5954
2019	0	0	0	0	0	0	0	16	5970	0	0	0	0	0	16	5970
2020	0	0	0	0	0	0	0	2	5972	0	0	0	0	0	2	5972
Total	0	0	0	0	0	0	0	5972	5972	0	0	0	0	0	5972	5972


Sproule
ASSOCIATES
LIMITED

2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Basal Mannv A

OIL 3 - Sec 04-041-03W5 - 3 Wells

58% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	9	25	2280	0.00	14.4	0.0	58.000	0.000	25.877	27.238	51.046	0.000	0.000	0.000	0.000
2004	12	25	2280	0.00	14.4	0.0	58.000	0.000	22.669	27.071	55.760	0.000	0.000	0.000	0.000
2005	12	25	2280	0.00	14.4	0.0	58.000	0.000	19.750	26.407	59.335	0.000	0.000	0.000	0.000
2006	12	25	2280	0.00	14.4	0.0	58.000	0.000	17.789	26.170	58.512	0.000	0.000	0.000	0.000
2007	12	25	2280	0.00	14.4	0.0	58.000	0.000	15.184	26.471	57.066	0.000	0.000	0.000	0.000
2008	12	25	2280	0.00	14.4	0.0	58.000	0.000	12.632	26.637	56.401	0.000	0.000	0.000	0.000
2009	12	25	2280	0.00	14.4	0.0	58.000	0.000	10.620	26.759	55.160	0.000	0.000	0.000	0.000
2010	12	25	2280	0.00	14.4	0.0	58.000	0.000	8.835	26.748	54.570	0.000	0.000	0.000	0.000
2011	12	25	2280	0.00	14.4	0.0	58.000	0.000	7.352	26.743	54.010	0.000	0.000	0.000	0.000
2012	12	25	2280	0.00	14.4	0.0	58.000	0.000	6.116	26.799	53.461	0.000	0.000	0.000	0.000
2013	12	25	2280	0.00	14.4	0.0	58.000	0.000	5.089	26.910	52.931	0.000	0.000	0.000	0.000
2014	12	25	2280	0.00	14.4	0.0	58.000	0.000	4.235	26.902	52.427	0.000	0.000	0.000	0.000
2015	12	25	2280	0.00	14.4	0.0	58.000	0.000	3.522	26.943	51.949	0.000	0.000	0.000	0.000
2016	12	25	2280	0.00	14.4	0.0	58.000	0.000	2.930	26.984	51.487	0.000	0.000	0.000	0.000
2017	12	25	2280	0.00	14.4	0.0	58.000	0.000	2.437	27.024	51.039	0.000	0.000	0.000	0.000
2018	12	25	2280	0.00	14.4	0.0	58.000	0.000	2.027	27.064	50.605	0.000	0.000	0.000	0.000
2019	12	25	2280	0.00	14.4	0.0	58.000	0.000	1.686	27.103	50.185	0.000	0.000	0.000	0.000
2020	7	25	2280	0.00	14.4	0.0	58.000	0.000	1.453	27.142	49.778	0.000	0.000	0.000	0.000

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wl-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment		Gross CL41 Investment		Gross Oth Tang Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.242	0	2.84	0.90	0.15	0.40	1.00	0.0	0	0	0	0	0	0	0
2004	0.00	0.246	0	2.88	0.91	0.15	0.41	1.02	0.0	0	0	0	0	0	0	0
2005	16.59	0.249	0	2.93	0.93	0.15	0.41	1.03	0.0	0	0	0	0	0	0	0
2006	16.82	0.253	0	2.98	0.94	0.16	0.42	1.05	0.0	0	0	0	0	0	0	0
2007	16.82	0.257	0	3.02	0.96	0.16	0.42	1.06	0.0	0	0	0	0	0	0	0
2008	17.05	0.261	0	3.06	0.97	0.16	0.43	1.08	0.0	0	0	0	0	0	0	0
2009	16.59	0.265	0	3.11	0.98	0.16	0.44	1.09	0.0	0	0	0	0	0	0	0
2010	16.82	0.269	0	3.16	1.00	0.17	0.44	1.11	0.0	0	0	0	0	0	0	0
2011	16.82	0.273	0	3.21	1.01	0.17	0.45	1.13	0.0	0	0	0	0	0	0	0
2012	17.05	0.277	0	3.25	1.03	0.17	0.46	1.14	0.0	0	0	0	0	0	0	0
2013	16.59	0.281	0	3.31	1.04	0.17	0.46	1.16	0.0	0	0	0	0	0	0	0
2014	16.82	0.285	0	3.36	1.06	0.18	0.47	1.18	0.0	0	0	0	0	0	0	0
2015	16.82	0.289	0	3.41	1.08	0.18	0.48	1.20	0.0	0	0	0	0	0	0	0
2016	17.05	0.294	0	3.45	1.09	0.18	0.49	1.21	0.0	0	0	0	0	0	0	0
2017	16.59	0.298	0	3.51	1.11	0.18	0.49	1.23	0.0	0	0	0	0	0	0	0
2018	16.82	0.303	0	3.56	1.13	0.19	0.50	1.25	0.0	0	0	0	0	0	0	0
2019	16.82	0.307	0	3.61	1.14	0.19	0.51	1.27	0.0	0	0	0	0	0	0	0
2020	13.97	0.312	0	3.67	1.16	0.19	0.52	1.29	0.0	0	0	0	0	0	0	0
											0	0	0	0	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000


Sproule
ASSOCIATES
LIMITED

TABLE 3

Gilby West Units, Alberta, Glauconitic A

Medicine River Glauconite A Unit No.1

6.0131% WI sub to OC + 0.41 Gorr

(As of April 1, 2003)

Probable Developed

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	165.5	298	0	0.0	2.8	3.5	2.3	8.6	0.0
CO.INT	10.0	18	0	0.0	0.2	0.2	0.1	0.5	0.0
CO.NET	9.3	12	0	0.0	0.1	0.1	0.1	0.3	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	256	0	0	0	0	256
8.00	0	71	0	0	0	0	71
10.00	0	54	0	0	0	0	54
12.00	0	43	0	0	0	0	43
15.00	0	31	0	0	0	0	31
20.00	0	19	0	0	0	0	19

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	-0	0	0	0
2004	0	0	1	0	0	0	0	0	0	0	0	1
2005	0	0	1	0	0	0	0	0	0	0	0	1
2006	0	0	2	1	0	1	0	0	-0	0	0	2
2007	0	0	3	1	0	1	0	0	-0	0	0	3
2008	0	1	4	1	0	1	0	0	0	0	0	3
2009	0	1	4	1	0	1	0	1	0	0	0	4
2010	0	1	5	2	0	1	0	1	0	0	0	5
2011	0	1	6	2	0	2	0	1	0	0	0	6
2012	1	1	7	2	0	2	0	1	0	0	0	6
2013	1	1	7	2	0	2	0	1	0	0	0	7
2014	1	1	8	2	0	2	0	1	0	0	0	8
2015	1	1	9	3	0	2	0	1	-0	0	0	8
2016	1	1	9	3	0	2	0	1	0	0	0	9
2017	1	1	10	3	0	2	0	1	-0	0	0	10
2018	1	1	10	3	0	2	0	1	0	0	0	10
2019	1	1	11	3	0	2	0	1	0	0	0	11
2020	1	1	11	3	0	2	0	1	-0	0	0	11
2021	2	3	25	8	1	4	0	13	0	0	0	16
2022	2	3	28	8	1	4	0	16	0	0	0	16
Subt			160	47	6	34	1	42	-0	0	0	137
11yr			249	73	9	37	1	173	0	0	0	120
Total			409	120	15	71	2	215	0	0	0	256


Sproule
ASSOCIATES
LIMITED

2003/03/10
11:06:39AM

TABLE 3

Gilby West Units, Alberta, Glauconitic A

Medicine River Glauconite A Unit No.1

6.0131% WI sub to OC + 0.41 Gorr

(As of April 1, 2003)

Probable Developed

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003		0	0.1	0.0	0.0	38.74	0	0	0	7.44						
2004		1	0.4	0.0	0.0	32.57	1	0	0	6.63						
2005		2	0.8	0.0	0.0	29.48	1	0	0	5.28						
2006		3	1.2	0.1	0.1	30.03	2	0	0	4.92						
2007		4	1.5	0.1	0.1	31.15	3	0	0	5.09						
2008		5	1.9	0.1	0.1	31.67	3	0	0	5.15						
2009		6	2.3	0.1	0.1	32.83	4	0	0	5.37						
2010		7	2.6	0.2	0.1	33.38	5	0	0	5.46						
2011		8	2.9	0.2	0.1	33.94	5	0	0	5.57						
2012		9	3.2	0.2	0.2	34.50	6	0	0	5.68						
2013		9	3.5	0.2	0.2	35.08	6	0	0	5.78						
2014		10	3.7	0.2	0.2	35.67	7	0	0	5.89						
2015		11	3.9	0.2	0.2	36.25	7	0	0	5.98						
2016		11	4.1	0.2	0.2	36.84	7	0	0	6.07						
2017		12	4.3	0.3	0.2	37.43	8	0	0	6.16						
2018		12	4.4	0.3	0.2	38.03	8	0	0	6.25						
2019		12	4.5	0.3	0.2	38.64	8	0	0	6.35						
2020		13	4.6	0.3	0.3	39.27	8	1	0	6.44						
2021		29	10.6	0.6	0.6	39.90	19	1	1	6.54						
2022		31	11.3	0.7	0.6	40.54	20	1	1	6.64						
Subt			71.8	4.3	3.9		129	8	5							
11yr			93.7	5.6	5.4		169	10	7							
Total			165.5	10.0	9.3		298	18	12							

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003	0.0	0.0	0.0	19.84	0.0	0.0	0.0	23.31	0.0	0.0	0.0	41.59				
2004	0.0	0.0	0.0	16.26	0.0	0.0	0.0	19.39	0.0	0.0	0.0	35.18				
2005	0.0	0.0	0.0	14.55	0.0	0.0	0.0	17.42	0.0	0.0	0.0	32.02				
2006	0.0	0.0	0.0	14.86	0.0	0.0	0.0	17.76	0.0	0.0	0.0	32.58				
2007	0.0	0.0	0.0	15.49	0.0	0.0	0.0	18.47	0.0	0.0	0.0	33.72				
2008	0.0	0.0	0.0	15.78	0.0	0.0	0.0	18.81	0.0	0.0	0.0	34.27				
2009	0.0	0.0	0.0	16.42	0.0	0.0	0.0	19.54	0.0	0.0	0.0	35.44				
2010	0.0	0.0	0.0	16.73	0.1	0.0	0.0	19.89	0.0	0.0	0.0	36.01				
2011	0.0	0.0	0.0	17.05	0.1	0.0	0.0	20.24	0.0	0.0	0.0	36.57				
2012	0.1	0.0	0.0	17.37	0.1	0.0	0.0	20.60	0.0	0.0	0.0	37.16				
2013	0.1	0.0	0.0	17.69	0.1	0.0	0.0	20.97	0.0	0.0	0.0	37.75				
2014	0.1	0.0	0.0	18.02	0.1	0.0	0.0	21.33	0.1	0.0	0.0	38.34				
2015	0.1	0.0	0.0	18.34	0.1	0.0	0.0	21.70	0.1	0.0	0.0	38.93				
2016	0.1	0.0	0.0	18.67	0.1	0.0	0.0	22.07	0.1	0.0	0.0	39.53				
2017	0.1	0.0	0.0	19.00	0.1	0.0	0.0	22.45	0.1	0.0	0.0	40.14				
2018	0.1	0.0	0.0	19.34	0.1	0.0	0.0	22.83	0.1	0.0	0.0	40.75				
2019	0.1	0.0	0.0	19.68	0.1	0.0	0.0	23.22	0.1	0.0	0.0	41.38				
2020	0.1	0.0	0.0	20.03	0.1	0.0	0.0	23.61	0.1	0.0	0.0	42.02				
2021	0.2	0.0	0.0	20.39	0.2	0.0	0.0	24.01	0.1	0.0	0.0	42.67				
2022	0.2	0.0	0.0	20.74	0.2	0.0	0.0	24.42	0.2	0.0	0.0	43.32				
Subt	1.2	0.1	0.1		1.5	0.1	0.1		1.0	0.1	0.0					
11yr	1.6	0.1	0.1		2.0	0.1	0.1		1.3	0.1	0.0					
Total	2.8	0.2	0.1		3.5	0.2	0.1		2.3	0.1	0.1					


Sproule
ASSOCIATES
LIMITED

2003/03/10
11:06:39AM

TABLE 3

Gilby West Units, Alberta, Glauconitic A

Medicine River Glauconite A Unit No.1

6.0131% WI sub to OC + 0.41 Gorr

(As of April 1, 2003)

Probable Developed

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2004	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1
2005	1	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	1
2006	2	1	0	0	0	0	1	0	0	0	0	0	0	0	0	0	2
2007	3	1	0	0	0	0	1	0	0	0	0	0	0	0	0	0	3
2008	4	1	0	0	0	0	1	0	0	0	0	0	0	0	0	0	3
2009	4	1	0	0	0	0	1	0	0	0	0	0	1	0	0	0	4
2010	5	2	0	0	0	0	1	0	0	0	0	0	1	0	0	0	5
2011	6	2	0	0	0	0	2	0	0	0	0	0	1	0	0	0	6
2012	7	2	0	0	0	0	2	0	0	0	0	0	1	0	0	0	6
2013	7	2	0	0	0	0	2	0	0	0	0	0	1	0	0	0	7
2014	8	2	0	0	0	0	2	0	0	0	0	0	1	0	0	0	8
2015	9	3	0	0	0	0	2	0	0	0	0	0	1	0	0	0	8
2016	9	3	0	0	0	0	2	0	0	0	0	0	1	0	0	0	9
2017	10	3	0	0	0	0	2	0	0	0	0	0	1	0	0	0	10
2018	10	3	0	0	0	0	2	0	0	0	0	0	1	0	0	0	10
2019	11	3	0	0	0	0	2	0	0	0	0	0	1	0	0	0	11
2020	11	3	0	0	0	0	2	0	0	0	0	0	1	0	0	0	11
2021	25	8	1	0	0	0	4	0	0	0	0	0	13	0	0	0	16
2022	28	8	1	0	0	0	5	0	0	0	0	0	16	0	0	0	16
Subt	160	47	6	0	0	0	35	0	1	0	1	0	42	0	0	0	137
11yr	249	73	9	0	0	0	39	0	1	0	1	0	173	0	0	0	120
Total	409	120	15	0	0	0	73	0	2	0	2	0	215	0	0	0	256

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE												
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2004	0	0	0	0	0	0	0	1	1	0	0	0	0	0	1	1
2005	0	0	0	0	0	0	0	1	2	0	0	0	0	0	1	2
2006	0	0	0	0	0	0	0	2	4	0	0	0	0	0	2	4
2007	0	0	0	0	0	0	0	3	7	0	0	0	0	0	3	7
2008	0	0	0	0	0	0	0	3	10	0	0	0	0	0	3	10
2009	0	0	0	0	0	0	0	4	14	0	0	0	0	0	4	14
2010	0	0	0	0	0	0	0	5	19	0	0	0	0	0	5	19
2011	0	0	0	0	0	0	0	6	25	0	0	0	0	0	6	25
2012	0	0	0	0	0	0	0	6	31	0	0	0	0	0	6	31
2013	0	0	0	0	0	0	0	7	38	0	0	0	0	0	7	38
2014	0	0	0	0	0	0	0	8	46	0	0	0	0	0	8	46
2015	0	0	0	0	0	0	0	8	54	0	0	0	0	0	8	54
2016	0	0	0	0	0	0	0	9	63	0	0	0	0	0	9	63
2017	0	0	0	0	0	0	0	10	73	0	0	0	0	0	10	73
2018	0	0	0	0	0	0	0	10	83	0	0	0	0	0	10	83
2019	0	0	0	0	0	0	0	11	93	0	0	0	0	0	11	93
2020	0	0	0	0	0	0	0	11	104	0	0	0	0	0	11	104
2021	0	0	0	0	0	0	0	16	121	0	0	0	0	0	16	121
2022	0	0	0	0	0	0	0	16	137	0	0	0	0	0	16	137
Subt	0	0	0	0	0	0	0	137	137	0	0	0	0	0	137	137
11yr	0	0	0	0	0	0	0	120	256	0	0	0	0	0	120	256
Total	0	0	0	0	0	0	0	256	256	0	0	0	0	0	256	256


Sproule
ASSOCIATES LIMITED

TABLE 3

Gilby West Units, Alberta, Glauconitic A

Medicine River Glauconite A Unit No.1

6.0131% WI sub to OC + 0.41 Gorr

(As of April 1, 2003)

Probable Developed

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	9	10	2000	0.00	26.0	0.0	6.013	0.000	16.019	34.676	40.734	0.000	0.410	0.000	0.000
2004	12	10	2000	0.00	26.0	0.0	6.013	0.000	14.992	34.815	41.326	0.000	0.410	0.000	0.000
2005	12	10	2000	0.00	26.0	0.0	6.013	0.000	16.188	34.765	41.710	0.000	0.410	0.000	0.000
2006	12	10	2000	0.00	26.0	0.0	6.013	0.000	14.980	34.743	41.621	0.000	0.410	0.000	0.000
2007	12	10	2000	0.00	26.0	0.0	6.013	0.000	16.649	35.000	41.463	0.000	0.410	0.000	0.000
2008	12	10	2000	0.00	26.0	0.0	6.013	0.000	15.436	35.168	41.386	0.000	0.410	0.000	0.000
2009	12	10	2000	0.00	26.0	0.0	6.013	0.000	17.909	35.164	41.239	0.000	0.410	0.000	0.000
2010	12	10	2000	0.00	26.0	0.0	6.013	0.000	16.641	35.082	41.167	0.000	0.410	0.000	0.000
2011	12	10	2000	0.00	26.0	0.0	6.013	0.000	15.481	35.000	41.095	0.000	0.410	0.000	0.000
2012	12	10	2000	0.00	26.0	0.0	6.013	0.000	14.417	35.000	41.025	0.000	0.410	0.000	0.000
2013	12	10	2000	0.00	26.0	0.0	6.013	0.000	13.440	35.081	40.956	0.000	0.410	0.000	0.000
2014	12	10	2000	0.00	26.0	0.0	6.013	0.000	12.544	35.000	40.888	0.000	0.410	0.000	0.000
2015	12	10	2000	0.00	26.0	0.0	6.013	0.000	11.720	35.000	40.824	0.000	0.410	0.000	0.000
2016	12	10	2000	0.00	26.0	0.0	6.013	0.000	10.962	35.000	40.760	0.000	0.410	0.000	0.000
2017	12	10	2000	0.00	26.0	0.0	6.013	0.000	10.264	35.000	40.698	0.000	0.410	0.000	0.000
2018	12	10	2000	0.00	26.0	0.0	6.013	0.000	9.620	35.000	40.637	0.000	0.410	0.000	0.000
2019	12	10	2000	0.00	26.0	0.0	6.013	0.000	9.026	35.000	40.577	0.000	0.410	0.000	0.000
2020	12	10	2000	0.00	26.0	0.0	6.013	0.000	8.478	35.000	40.518	0.000	0.410	0.000	0.000
2021	12	10	2000	0.00	26.0	0.0	6.013	0.000	5.199	35.000	40.460	0.000	0.410	0.000	0.000
2022	12	10	2000	0.00	26.0	0.0	6.013	0.000	4.762	35.000	40.403	0.000	0.410	0.000	0.000
11YR					26.0										

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wl-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment		Gross CL41 Investment		Gross Oth Tang Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.240	0	0.00	3.00	0.00	0.30	0.00	0.0	0	0	0	0	0	0	0
2004	0.00	0.244	0	0.00	3.04	0.00	0.30	0.00	0.0	0	0	0	0	0	0	0
2005	0.00	0.247	0	0.00	3.09	0.00	0.31	0.00	0.0	0	0	0	0	0	0	0
2006	0.00	0.251	0	0.00	3.14	0.00	0.31	0.00	0.0	0	0	0	0	0	0	0
2007	0.00	0.255	0	0.00	3.18	0.00	0.32	0.00	0.0	0	0	0	0	0	0	0
2008	0.00	0.259	0	0.00	3.23	0.00	0.32	0.00	0.0	0	0	0	0	0	0	0
2009	0.00	0.262	0	0.00	3.28	0.00	0.33	0.00	0.0	0	0	0	0	0	0	0
2010	0.00	0.266	0	0.00	3.33	0.00	0.33	0.00	0.0	0	0	0	0	0	0	0
2011	0.00	0.270	0	0.00	3.38	0.00	0.34	0.00	0.0	0	0	0	0	0	0	0
2012	0.00	0.274	0	0.00	3.43	0.00	0.34	0.00	0.0	0	0	0	0	0	0	0
2013	0.00	0.279	0	0.00	3.48	0.00	0.35	0.00	0.0	0	0	0	0	0	0	0
2014	0.00	0.283	0	0.00	3.53	0.00	0.35	0.00	0.0	0	0	0	0	0	0	0
2015	0.00	0.287	0	0.00	3.59	0.00	0.36	0.00	0.0	0	0	0	0	0	0	0
2016	0.00	0.291	0	0.00	3.64	0.00	0.36	0.00	0.0	0	0	0	0	0	0	0
2017	0.00	0.296	0	0.00	3.70	0.00	0.37	0.00	0.0	0	0	0	0	0	0	0
2018	0.00	0.300	0	0.00	3.75	0.00	0.38	0.00	0.0	0	0	0	0	0	0	0
2019	0.00	0.305	0	0.00	3.81	0.00	0.38	0.00	0.0	0	0	0	0	0	0	0
2020	0.00	0.309	0	0.00	3.86	0.00	0.39	0.00	0.0	0	0	0	0	0	0	0
2021	0.00	0.314	0	0.00	3.92	0.00	0.39	0.00	0.0	0	0	0	0	0	0	0
2022	0.00	0.318	0	0.00	3.98	0.00	0.40	0.00	0.0	0	0	0	0	0	0	0
											0	0	0	0	0	0
11YR	72.85			0.00							0	0	0	0	0	0
											0	0	0	0	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000



2003/03/14
4:23:00PM

TABLE 3

Gilby West Units, Alberta, Basal Mannville B

Gilby Basal Mannville B Unit No.1

86.07% WI sub to OC (50.61%) + NC (16.87%) + 15 FH (32.52%)

(As of April 1, 2003)

Probable Developed

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	176.3	749	0	0.0	5.1	5.3	3.8	14.2	0.0
CO.INT	151.8	645	0	0.0	4.4	4.6	3.3	12.2	0.0
CO.NET	136.9	467	0	0.0	3.3	3.4	2.2	8.9	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	4514	0	0	0	0	4514
8.00	0	1754	0	0	0	0	1754
10.00	0	1438	0	0	0	0	1438
12.00	0	1195	0	0	0	0	1195
15.00	0	925	0	0	0	0	925
20.00	0	638	0	0	0	0	638

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	1	3	7	7	0	3	1	1	-0	0	0	10
2004	3	11	28	27	2	11	3	4	-0	0	0	40
2005	5	20	44	39	3	16	4	7	-0	0	0	60
2006	7	29	65	52	4	21	6	10	-0	0	0	84
2007	9	37	86	69	6	28	8	14	0	0	0	112
2008	10	44	105	84	7	33	9	17	-0	0	0	137
2009	12	51	125	100	8	41	11	19	0	0	0	162
2010	13	57	142	113	9	44	13	22	-0	0	0	185
2011	14	61	156	125	10	48	14	24	-0	0	0	206
2012	15	65	170	135	11	50	15	26	-0	0	0	225
2013	16	68	181	144	12	52	16	27	0	0	0	.242
2014	17	71	191	153	12	54	17	29	-0	0	0	257
2015	17	73	200	159	13	55	18	30	0	0	0	270
2016	17	74	208	164	13	55	18	31	0	0	0	281
2017	18	75	214	169	14	56	19	32	0	0	0	290
2018	20	87	251	198	16	63	22	82	0	0	0	297
2019	32	137	406	319	26	96	36	335	0	0	0	283
2020	30	129	391	305	25	92	34	337	-0	0	0	258
2021	29	123	376	293	24	87	33	339	-0	0	0	234
2022	27	116	363	282	23	84	32	341	-0	0	0	211
Subt			3709	2939	237	989	328	1725	-0	0	0	3843
5yr			1412	1090	89	319	123	1478	0	0	0	671
Total			5121	4028	326	1307	451	3203	-0	0	0	4514



2003/03/14
4:23:00PM

TABLE 3

Gilby West Units, Alberta, Basal Mannville B

Gilby Basal Mannville B Unit No.1

86.07% WI sub to OC (50.61%) + NC (16.87%) + 15 FH (32.52%)

(As of April 1, 2003)

Probable Developed

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003		1	0.2	0.2	0.2	34.49	1	1	1	7.44						
2004		3	1.1	1.0	0.8	28.32	5	4	3	6.63						
2005		6	2.0	1.8	1.5	25.23	9	7	5	5.28						
2006		8	2.9	2.5	2.1	25.78	12	11	8	4.92						
2007		10	3.7	3.2	2.7	26.90	16	14	10	5.09						
2008		12	4.5	3.8	3.3	27.42	19	16	12	5.15						
2009		14	5.1	4.4	3.7	28.58	22	19	13	5.37						
2010		15	5.6	4.9	4.2	29.13	24	21	15	5.46						
2011		17	6.1	5.3	4.5	29.69	26	22	16	5.57						
2012		18	6.5	5.6	4.9	30.25	28	24	17	5.68						
2013		19	6.8	5.9	5.2	30.83	29	25	18	5.78						
2014		19	7.1	6.1	5.4	31.42	30	26	19	5.89						
2015		20	7.3	6.3	5.6	32.00	31	27	19	5.98						
2016		20	7.4	6.4	5.7	32.59	31	27	20	6.07						
2017		21	7.5	6.4	5.8	33.18	32	27	20	6.16						
2018		24	8.6	7.4	6.8	33.78	37	32	23	6.25						
2019		38	13.7	11.8	10.9	34.39	58	50	36	6.35						
2020		35	13.0	11.2	10.3	35.02	55	47	34	6.44						
2021		34	12.3	10.5	9.8	35.65	52	45	32	6.54						
2022		32	11.6	10.0	9.3	36.29	49	42	31	6.64						
Subt			133.2	114.6	102.4		566	487	352							
5yr			43.2	37.2	34.5		184	158	114							
Total			176.3	151.8	136.9		749	645	467							

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003	0.0	0.0	0.0	20.24	0.0	0.0	0.0	23.54	0.0	0.0	0.0	41.75				
2004	0.0	0.0	0.0	16.78	0.0	0.0	0.0	19.63	0.0	0.0	0.0	35.42				
2005	0.1	0.1	0.0	15.05	0.1	0.1	0.0	17.67	0.0	0.0	0.0	32.25				
2006	0.1	0.1	0.1	15.36	0.1	0.1	0.1	18.02	0.1	0.1	0.0	32.82				
2007	0.1	0.1	0.1	15.99	0.1	0.1	0.1	18.72	0.1	0.1	0.0	33.97				
2008	0.1	0.1	0.1	16.28	0.1	0.1	0.1	19.05	0.1	0.1	0.1	34.51				
2009	0.1	0.1	0.1	16.92	0.2	0.1	0.1	19.79	0.1	0.1	0.1	35.68				
2010	0.2	0.1	0.1	17.23	0.2	0.1	0.1	20.14	0.1	0.1	0.1	36.25				
2011	0.2	0.2	0.1	17.55	0.2	0.2	0.1	20.49	0.1	0.1	0.1	36.82				
2012	0.2	0.2	0.1	17.87	0.2	0.2	0.1	20.85	0.1	0.1	0.1	37.40				
2013	0.2	0.2	0.1	18.19	0.2	0.2	0.1	21.22	0.1	0.1	0.1	38.00				
2014	0.2	0.2	0.1	18.52	0.2	0.2	0.1	21.59	0.2	0.1	0.1	38.59				
2015	0.2	0.2	0.1	18.84	0.2	0.2	0.1	21.95	0.2	0.1	0.1	39.18				
2016	0.2	0.2	0.1	19.17	0.2	0.2	0.1	22.32	0.2	0.1	0.1	39.78				
2017	0.2	0.2	0.1	19.50	0.2	0.2	0.1	22.70	0.2	0.1	0.1	40.39				
2018	0.3	0.2	0.2	19.84	0.3	0.2	0.2	23.08	0.2	0.2	0.1	41.01				
2019	0.4	0.3	0.3	20.18	0.4	0.4	0.3	23.47	0.3	0.3	0.2	41.63				
2020	0.4	0.3	0.2	20.53	0.4	0.3	0.3	23.86	0.3	0.2	0.2	42.27				
2021	0.4	0.3	0.2	20.89	0.4	0.3	0.2	24.26	0.3	0.2	0.2	42.92				
2022	0.3	0.3	0.2	21.24	0.3	0.3	0.2	24.66	0.2	0.2	0.1	43.57				
Subt	3.9	3.3	2.5		4.0	3.4	2.6		2.9	2.5	1.7					
5yr	1.3	1.1	0.8		1.3	1.1	0.8		0.9	0.8	0.5					
Total	5.1	4.4	3.3		5.3	4.6	3.4		3.8	3.3	2.2					


Sproule
ASSOCIATES
LIMITED

2003/03/14
4:23:00PM

TABLE 3

Gilby West Units, Alberta, Basal Mannville B

Gilby Basal Mannville B Unit No.1

86.07% WI sub to OC (50.61%) + NC (16.87%) + 15 FH (32.52%)

(As of April 1, 2003)

Probable Developed

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	7	7	0	0	0	0	3	1	0	0	0	0	1	0	0	0	10
2004	28	27	2	0	0	0	10	3	0	0	0	1	4	0	0	0	40
2005	44	39	3	0	0	0	15	4	0	0	1	1	7	0	0	0	60
2006	65	52	4	0	0	0	20	6	0	0	1	2	10	0	0	0	84
2007	86	69	6	0	0	0	27	8	0	0	1	2	14	0	0	0	112
2008	105	84	7	0	0	0	32	10	0	0	1	3	17	0	0	0	137
2009	125	100	8	0	0	0	39	11	0	0	2	3	19	0	0	0	162
2010	142	113	9	0	0	0	42	13	0	0	2	4	22	0	0	0	185
2011	156	125	10	0	0	0	45	14	0	0	2	4	24	0	0	0	206
2012	170	135	11	0	0	0	48	15	0	0	2	4	26	0	0	0	225
2013	181	144	12	0	0	0	50	16	0	0	2	4	27	0	0	0	242
2014	191	153	12	0	0	0	51	17	0	0	2	4	29	0	0	0	257
2015	200	159	13	0	0	0	52	18	0	0	3	5	30	0	0	0	270
2016	208	164	13	0	0	0	53	19	0	0	3	5	31	0	0	0	281
2017	214	169	14	0	0	0	53	19	0	0	3	5	32	0	0	0	290
2018	251	198	16	0	0	0	61	23	0	0	3	5	82	0	0	0	297
2019	406	319	26	0	0	0	92	37	0	0	5	8	335	0	0	0	283
2020	391	305	25	0	0	0	88	35	0	0	5	8	337	0	0	0	258
2021	376	293	24	0	0	0	84	34	0	0	5	7	339	0	0	0	234
2022	363	282	23	0	0	0	80	33	0	0	4	7	341	0	0	0	211
Subt	3709	2939	237	0	0	0	945	336	0	0	46	82	1725	0	0	0	3843
5yr	1412	1090	89	0	0	0	306	126	0	0	17	27	1478	0	0	0	671
Total	5121	4028	326	0	0	0	1251	462	0	0	64	109	3203	0	0	0	4514

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE												
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	10	10	0	0	0	0	0	10	10
2004	0	0	0	0	0	0	0	40	50	0	0	0	0	0	40	50
2005	0	0	0	0	0	0	0	60	109	0	0	0	0	0	60	109
2006	0	0	0	0	0	0	0	84	194	0	0	0	0	0	84	194
2007	0	0	0	0	0	0	0	112	305	0	0	0	0	0	112	305
2008	0	0	0	0	0	0	0	137	442	0	0	0	0	0	137	442
2009	0	0	0	0	0	0	0	162	604	0	0	0	0	0	162	604
2010	0	0	0	0	0	0	0	185	789	0	0	0	0	0	185	789
2011	0	0	0	0	0	0	0	206	995	0	0	0	0	0	206	995
2012	0	0	0	0	0	0	0	225	1220	0	0	0	0	0	225	1220
2013	0	0	0	0	0	0	0	242	1462	0	0	0	0	0	242	1462
2014	0	0	0	0	0	0	0	257	1719	0	0	0	0	0	257	1719
2015	0	0	0	0	0	0	0	270	1989	0	0	0	0	0	270	1989
2016	0	0	0	0	0	0	0	281	2270	0	0	0	0	0	281	2270
2017	0	0	0	0	0	0	0	290	2559	0	0	0	0	0	290	2559
2018	0	0	0	0	0	0	0	297	2857	0	0	0	0	0	297	2857
2019	0	0	0	0	0	0	0	283	3140	0	0	0	0	0	283	3140
2020	0	0	0	0	0	0	0	258	3398	0	0	0	0	0	258	3398
2021	0	0	0	0	0	0	0	234	3632	0	0	0	0	0	234	3632
2022	0	0	0	0	0	0	0	211	3843	0	0	0	0	0	211	3843
Subt	0	0	0	0	0	0	0	3843	3843	0	0	0	0	0	3843	3843
5yr	0	0	0	0	0	0	0	671	4514	0	0	0	0	0	671	4514
Total	0	0	0	0	0	0	0	4514	4514	0	0	0	0	0	4514	4514



TABLE 3

Gilby West Units, Alberta, Basal Mannville B

Gilby Basal Mannville B Unit No.1

86.07% WI sub to OC (50.61%) + NC (16.87%) + 15 FH (32.52%)

(As of April 1, 2003)

Probable Developed

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	9	15	5000	0.00	16.1	0.0	86.070	0.000	12.838	22.835	26.596	4.878	0.000	1.451	0.000
2004	12	15	5000	0.00	16.1	0.0	86.070	0.000	11.551	22.927	26.928	4.878	0.000	1.552	0.000
2005	12	15	5000	0.00	16.1	0.0	86.070	0.000	11.731	22.894	27.141	4.878	0.000	1.517	0.000
2006	12	15	5000	0.00	16.1	0.0	86.070	0.000	10.513	22.880	27.091	4.878	0.000	1.431	0.000
2007	12	15	5000	0.00	16.1	0.0	86.070	0.000	11.026	23.049	27.004	4.878	0.000	1.452	0.000
2008	12	15	5000	0.00	16.1	0.0	86.070	0.000	9.921	23.160	26.961	4.878	0.000	1.400	0.000
2009	12	15	5000	0.00	16.1	0.0	86.070	0.000	10.750	23.157	26.879	4.878	0.000	1.437	0.000
2010	12	15	5000	0.00	16.1	0.0	86.070	0.000	9.716	23.103	26.838	4.878	0.000	1.390	0.000
2011	12	15	5000	0.00	16.1	0.0	86.070	0.000	8.802	23.049	26.798	4.878	0.000	1.349	0.000
2012	12	15	5000	0.00	16.1	0.0	86.070	0.000	7.991	23.049	26.758	4.878	0.000	1.313	0.000
2013	12	15	5000	0.00	16.1	0.0	86.070	0.000	7.272	23.102	26.720	4.878	0.000	1.280	0.000
2014	12	15	5000	0.00	16.1	0.0	86.070	0.000	6.633	23.049	26.681	4.878	0.000	1.252	0.000
2015	12	15	5000	0.00	16.1	0.0	86.070	0.000	6.063	23.049	26.645	4.878	0.000	1.225	0.000
2016	12	15	5000	0.00	16.1	0.0	86.070	0.000	5.555	23.049	26.610	4.878	0.000	1.200	0.000
2017	12	15	5000	0.00	16.1	0.0	86.070	0.000	5.101	23.049	26.575	4.878	0.000	1.179	0.000
2018	12	15	5000	0.00	16.1	0.0	86.070	0.000	4.277	23.049	26.540	4.878	0.000	1.140	0.000
2019	12	15	5000	0.00	16.1	0.0	86.070	0.000	2.986	23.049	26.506	4.878	0.000	1.080	0.000
2020	12	15	5000	0.00	16.1	0.0	86.070	0.000	2.819	23.049	26.473	4.878	0.000	1.071	0.000
2021	12	15	5000	0.00	16.1	0.0	86.070	0.000	2.666	23.049	26.440	4.878	0.000	1.063	0.000
2022	12	15	5000	0.00	16.1	0.0	86.070	0.000	2.526	23.049	26.408	4.878	0.000	1.055	0.000
5YR					16.1										

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wl-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment Cur M$	Gross Intang Investment Fut M$	Gross CL41 Investment Cur M$	Gross CL41 Investment Fut M$	Gross Oth Tang Investment Cur M$	Gross Oth Tang Investment Fut M$
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$						
2003	0.00	0.240	0	0.00	2.50	0.00	0.30	0.00	0.0	0	0	0	0	0	0	0
2004	0.00	0.244	0	0.00	2.54	0.00	0.30	0.00	0.0	0	0	0	0	0	0	0
2005	0.00	0.247	0	0.00	2.58	0.00	0.31	0.00	0.0	0	0	0	0	0	0	0
2006	0.00	0.251	0	0.00	2.61	0.00	0.31	0.00	0.0	0	0	0	0	0	0	0
2007	0.00	0.255	0	0.00	2.65	0.00	0.32	0.00	0.0	0	0	0	0	0	0	0
2008	0.00	0.259	0	0.00	2.69	0.00	0.32	0.00	0.0	0	0	0	0	0	0	0
2009	0.00	0.262	0	0.00	2.73	0.00	0.33	0.00	0.0	0	0	0	0	0	0	0
2010	0.00	0.266	0	0.00	2.77	0.00	0.33	0.00	0.0	0	0	0	0	0	0	0
2011	0.00	0.270	0	0.00	2.82	0.00	0.34	0.00	0.0	0	0	0	0	0	0	0
2012	0.00	0.274	0	0.00	2.86	0.00	0.34	0.00	0.0	0	0	0	0	0	0	0
2013	0.00	0.279	0	0.00	2.90	0.00	0.35	0.00	0.0	0	0	0	0	0	0	0
2014	0.00	0.283	0	0.00	2.94	0.00	0.35	0.00	0.0	0	0	0	0	0	0	0
2015	0.00	0.287	0	0.00	2.99	0.00	0.36	0.00	0.0	0	0	0	0	0	0	0
2016	0.00	0.291	0	0.00	3.03	0.00	0.36	0.00	0.0	0	0	0	0	0	0	0
2017	0.00	0.296	0	0.00	3.08	0.00	0.37	0.00	0.0	0	0	0	0	0	0	0
2018	0.00	0.300	0	0.00	3.13	0.00	0.38	0.00	0.0	0	0	0	0	0	0	0
2019	0.00	0.305	0	0.00	3.17	0.00	0.38	0.00	0.0	0	0	0	0	0	0	0
2020	5.83	0.309	0	0.00	3.22	0.00	0.39	0.00	0.0	0	0	0	0	0	0	0
2021	5.16	0.314	0	0.00	3.27	0.00	0.39	0.00	0.0	0	0	0	0	0	0	0
2022	5.28	0.318	0	0.00	3.32	0.00	0.40	0.00	0.0	0	0	0	0	0	0	0
											0	0	0	0	0	0
5YR	80.20			0.00							0	0	0	0	0	0
											0	0	0	0	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000


Sproule
ASSOCIATES
LIMITED

2003/03/10
11:06:39AM

TABLE 3

Gilby West Units, Alberta, Jurassic B

Gilby Jurassic B Unit No.1

20.4132% WI sub to OC (95%) + NC (5%)

(As of April 1, 2003)

Probable Developed

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	649.3	779	0	0.0	5.5	6.3	6.3	18.1	0.0
CO.INT	132.7	159	0	0.0	1.1	1.3	1.3	3.7	0.0
CO.NET	119.7	104	0	0.0	0.8	0.9	0.7	2.4	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	2502	0	0	0	0	2502
8.00	0	737	0	0	0	0	737
10.00	0	577	0	0	0	0	577
12.00	0	462	0	0	0	0	462
15.00	0	342	0	0	0	0	342
20.00	0	223	0	0	0	0	223

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	4	1	0	1	0	0	0	0	0	3
2004	1	2	14	4	0	4	0	2	-0	0	0	13
2005	2	3	23	5	1	6	0	3	-0	0	0	19
2006	3	4	33	7	1	9	0	5	0	0	0	27
2007	4	5	44	10	1	13	0	6	-0	0	0	36
2008	5	6	54	12	1	17	0	7	0	0	0	42
2009	6	7	64	14	2	23	0	8	-0	0	0	49
2010	7	8	73	16	2	24	0	10	0	0	0	57
2011	8	9	82	18	2	26	0	11	0	0	0	66
2012	8	10	89	20	2	26	0	12	-0	0	0	74
2013	9	10	97	22	2	27	0	13	0	0	0	81
2014	9	11	103	23	2	27	0	13	0	0	0	88
2015	9	11	109	24	3	27	0	14	0	0	0	95
2016	10	12	115	26	3	27	0	15	0	0	0	101
2017	10	12	119	27	3	27	0	15	0	0	0	107
2018	10	12	124	27	3	27	0	16	-0	0	0	112
2019	10	12	128	28	3	26	0	16	-0	0	0	116
2020	13	15	163	36	4	30	0	49	0	0	0	124
2021	20	24	258	57	6	40	0	148	0	0	0	133
2022	19	23	250	55	6	38	0	149	0	0	0	124
Subt			1945	435	46	446	0	511	0	0	0	1468
15yr			2995	645	69	393	0	2280	0	0	0	1034
Total			4939	1080	115	840	0	2792	0	0	0	2502



Probable Reserves & Values Unrisked

TABLE 3

Gilby West Units, Alberta, Jurassic B

Gilby Jurassic B Unit No.1

20.4132% WI sub to OC (95%) + NC (5%)

(As of April 1, 2003)

Probable Developed

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003		2	0.5	0.1	0.1	34.49	1	0	0	7.44						
2004		7	2.4	0.5	0.4	28.32	3	1	0	6.63						
2005		12	4.4	0.9	0.7	25.23	5	1	1	5.28						
2006		17	6.2	1.3	1.0	25.78	7	2	1	4.92						
2007		22	8.0	1.6	1.3	26.90	10	2	1	5.09						
2008		26	9.6	2.0	1.5	27.42	11	2	2	5.15						
2009		30	11.0	2.2	1.6	28.58	13	3	2	5.37						
2010		34	12.3	2.5	1.9	29.13	15	3	2	5.46						
2011		37	13.5	2.8	2.1	29.69	16	3	2	5.57						
2012		40	14.5	3.0	2.3	30.25	17	4	2	5.68						
2013		42	15.3	3.1	2.5	30.83	18	4	2	5.78						
2014		44	16.1	3.3	2.7	31.42	19	4	3	5.89						
2015		46	16.7	3.4	2.8	32.00	20	4	3	5.98						
2016		47	17.2	3.5	3.0	32.59	21	4	3	6.07						
2017		48	17.6	3.6	3.1	33.18	21	4	3	6.16						
2018		49	17.9	3.7	3.2	33.78	22	4	3	6.25						
2019		50	18.2	3.7	3.2	34.39	22	4	3	6.35						
2020		62	22.8	4.7	4.2	35.02	27	6	4	6.44						
2021		97	35.4	7.2	6.7	35.65	42	9	6	6.54						
2022		92	33.7	6.9	6.4	36.29	40	8	5	6.64						
Subt			293.3	59.9	50.8		352	72	47							
15yr			356.0	72.7	68.9		427	87	57							
Total			649.3	132.7	119.7		779	159	104							

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003	0.0	0.0	0.0	20.23	0.0	0.0	0.0	23.53	0.0	0.0	0.0	41.73				
2004	0.0	0.0	0.0	16.78	0.0	0.0	0.0	19.63	0.0	0.0	0.0	35.43				
2005	0.0	0.0	0.0	15.05	0.0	0.0	0.0	17.67	0.0	0.0	0.0	32.25				
2006	0.1	0.0	0.0	15.36	0.1	0.0	0.0	18.02	0.1	0.0	0.0	32.82				
2007	0.1	0.0	0.0	15.99	0.1	0.0	0.0	18.72	0.1	0.0	0.0	33.97				
2008	0.1	0.0	0.0	16.28	0.1	0.0	0.0	19.05	0.1	0.0	0.0	34.51				
2009	0.1	0.0	0.0	16.92	0.1	0.0	0.0	19.79	0.1	0.0	0.0	35.68				
2010	0.1	0.0	0.0	17.23	0.1	0.0	0.0	20.14	0.1	0.0	0.0	36.25				
2011	0.1	0.0	0.0	17.55	0.1	0.0	0.0	20.49	0.1	0.0	0.0	36.82				
2012	0.1	0.0	0.0	17.87	0.1	0.0	0.0	20.85	0.1	0.0	0.0	37.40				
2013	0.1	0.0	0.0	18.19	0.1	0.0	0.0	21.22	0.1	0.0	0.0	38.00				
2014	0.1	0.0	0.0	18.52	0.2	0.0	0.0	21.59	0.2	0.0	0.0	38.59				
2015	0.1	0.0	0.0	18.84	0.2	0.0	0.0	21.95	0.2	0.0	0.0	39.18				
2016	0.1	0.0	0.0	19.17	0.2	0.0	0.0	22.32	0.2	0.0	0.0	39.78				
2017	0.1	0.0	0.0	19.50	0.2	0.0	0.0	22.70	0.2	0.0	0.0	40.39				
2018	0.2	0.0	0.0	19.84	0.2	0.0	0.0	23.08	0.2	0.0	0.0	41.01				
2019	0.2	0.0	0.0	20.18	0.2	0.0	0.0	23.47	0.2	0.0	0.0	41.63				
2020	0.2	0.0	0.0	20.53	0.2	0.0	0.0	23.86	0.2	0.0	0.0	42.27				
2021	0.3	0.1	0.0	20.89	0.3	0.1	0.0	24.26	0.3	0.1	0.0	42.91				
2022	0.3	0.1	0.0	21.24	0.3	0.1	0.0	24.66	0.3	0.1	0.0	43.57				
Subt	2.5	0.5	0.4		2.9	0.6	0.4		2.9	0.6	0.3					
15yr	3.0	0.6	0.4		3.5	0.7	0.5		3.5	0.7	0.4					
Total	5.5	1.1	0.8		6.3	1.3	0.9		6.3	1.3	0.7					


Sproule
ASSOCIATES
LIMITED

2003/03/10
11:06:39AM

TABLE 3

Gilby West Units, Alberta, Jurassic B

Gilby Jurassic B Unit No.1

20.4132% WI sub to OC (95%) + NC (5%)

(As of April 1, 2003)

Probable Developed

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	4	1	0	0	0	0	1	0	0	0	0	0	0	0	0	0	3
2004	14	4	0	0	0	0	4	0	0	0	0	0	2	0	0	0	13
2005	23	6	1	0	0	0	7	0	0	0	0	0	3	0	0	0	19
2006	33	7	1	0	0	0	10	0	0	0	0	0	5	0	0	0	27
2007	44	10	1	0	0	0	13	0	0	0	0	0	6	0	0	0	36
2008	54	12	1	0	0	0	17	0	0	0	0	0	7	0	0	0	42
2009	64	14	2	0	0	0	23	0	0	0	0	0	8	0	0	0	49
2010	73	16	2	0	0	0	25	0	0	0	0	0	10	0	0	0	57
2011	82	18	2	0	0	0	26	0	0	0	0	0	11	0	0	0	66
2012	89	20	2	0	0	0	27	0	0	0	0	0	12	0	0	0	74
2013	97	22	2	0	0	0	27	0	0	0	0	0	13	0	0	0	81
2014	103	23	2	0	0	0	28	0	0	0	0	0	13	0	0	0	88
2015	109	24	3	0	0	0	28	0	0	0	1	0	14	0	0	0	95
2016	115	26	3	0	0	0	28	0	0	0	1	0	15	0	0	0	101
2017	119	27	3	0	0	0	28	0	0	0	1	0	15	0	0	0	107
2018	124	27	3	0	0	0	27	0	0	0	1	0	16	0	0	0	112
2019	128	28	3	0	0	0	27	0	0	0	1	0	16	0	0	0	116
2020	163	36	4	0	0	0	31	0	0	0	1	0	49	0	0	0	124
2021	258	57	6	0	0	0	41	0	0	0	1	0	148	0	0	0	133
2022	250	55	6	0	0	0	39	0	0	0	1	0	149	0	0	0	124
Subt	1945	435	46	0	0	0	456	0	0	0	9	0	511	0	0	0	1468
15yr	2995	645	69	0	0	0	407	0	0	0	13	0	2280	0	0	0	1034
Total	4939	1080	115	0	0	0	863	0	0	0	23	0	2792	0	0	0	2502

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE												
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	3	3	0	0	0	0	0	3	3
2004	0	0	0	0	0	0	0	13	16	0	0	0	0	0	13	16
2005	0	0	0	0	0	0	0	19	35	0	0	0	0	0	19	35
2006	0	0	0	0	0	0	0	27	62	0	0	0	0	0	27	62
2007	0	0	0	0	0	0	0	36	98	0	0	0	0	0	36	98
2008	0	0	0	0	0	0	0	42	141	0	0	0	0	0	42	141
2009	0	0	0	0	0	0	0	49	190	0	0	0	0	0	49	190
2010	0	0	0	0	0	0	0	57	247	0	0	0	0	0	57	247
2011	0	0	0	0	0	0	0	66	313	0	0	0	0	0	66	313
2012	0	0	0	0	0	0	0	74	387	0	0	0	0	0	74	387
2013	0	0	0	0	0	0	0	81	468	0	0	0	0	0	81	468
2014	0	0	0	0	0	0	0	88	556	0	0	0	0	0	88	556
2015	0	0	0	0	0	0	0	95	651	0	0	0	0	0	95	651
2016	0	0	0	0	0	0	0	101	752	0	0	0	0	0	101	752
2017	0	0	0	0	0	0	0	107	858	0	0	0	0	0	107	858
2018	0	0	0	0	0	0	0	112	970	0	0	0	0	0	112	970
2019	0	0	0	0	0	0	0	116	1086	0	0	0	0	0	116	1086
2020	0	0	0	0	0	0	0	124	1211	0	0	0	0	0	124	1211
2021	0	0	0	0	0	0	0	133	1343	0	0	0	0	0	133	1343
2022	0	0	0	0	0	0	0	124	1468	0	0	0	0	0	124	1468
Subt	0	0	0	0	0	0	0	1468	1468	0	0	0	0	0	1468	1468
15yr	0	0	0	0	0	0	0	1034	2502	0	0	0	0	0	1034	2502
Total	0	0	0	0	0	0	0	2502	2502	0	0	0	0	0	2502	2502


Sproule
ASSOCIATES
LIMITED

TABLE 3

Gilby West Units, Alberta, Jurassic B

Gilby Jurassic B Unit No.1

20.4132% WI sub to OC (95%) + NC (5%)

(As of April 1, 2003)

Probable Developed

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	9	20	1500	0.00	18.6	0.0	20.431	0.000	18.316	34.428	40.928	0.000	0.000	0.000	0.000
2004	12	20	1500	0.00	18.6	0.0	20.431	0.000	18.781	34.566	41.209	0.000	0.000	0.000	0.000
2005	12	20	1500	0.00	18.6	0.0	20.431	0.000	19.264	34.516	41.375	0.000	0.000	0.000	0.000
2006	12	20	1500	0.00	18.6	0.0	20.431	0.000	20.119	34.495	41.312	0.000	0.000	0.000	0.000
2007	12	20	1500	0.00	18.6	0.0	20.431	0.000	21.484	34.750	41.218	0.000	0.000	0.000	0.000
2008	12	20	1500	0.00	18.6	0.0	20.431	0.000	23.621	34.917	41.161	0.000	0.000	0.000	0.000
2009	12	20	1500	0.00	18.6	0.0	20.431	0.000	27.105	34.913	41.073	0.000	0.000	0.000	0.000
2010	12	20	1500	0.00	18.6	0.0	20.431	0.000	24.911	34.831	41.020	0.000	0.000	0.000	0.000
2011	12	20	1500	0.00	18.6	0.0	20.431	0.000	22.930	34.750	40.966	0.000	0.000	0.000	0.000
2012	12	20	1500	0.00	18.6	0.0	20.431	0.000	21.138	34.750	40.915	0.000	0.000	0.000	0.000
2013	12	20	1500	0.00	18.6	0.0	20.431	0.000	19.517	34.830	40.864	0.000	0.000	0.000	0.000
2014	12	20	1500	0.00	18.6	0.0	20.431	0.000	18.047	34.750	40.814	0.000	0.000	0.000	0.000
2015	12	20	1500	0.00	18.6	0.0	20.431	0.000	16.714	34.750	40.766	0.000	0.000	0.000	0.000
2016	12	20	1500	0.00	18.6	0.0	20.431	0.000	15.502	34.750	40.718	0.000	0.000	0.000	0.000
2017	12	20	1500	0.00	18.6	0.0	20.431	0.000	14.400	34.750	40.672	0.000	0.000	0.000	0.000
2018	12	20	1500	0.00	18.6	0.0	20.431	0.000	13.397	34.750	40.626	0.000	0.000	0.000	0.000
2019	12	20	1500	0.00	18.6	0.0	20.431	0.000	12.482	34.750	40.581	0.000	0.000	0.000	0.000
2020	12	20	1500	0.00	18.6	0.0	20.431	0.000	10.084	34.750	40.537	0.000	0.000	0.000	0.000
2021	12	20	1500	0.00	18.6	0.0	20.431	0.000	7.355	34.750	40.493	0.000	0.000	0.000	0.000
2022	12	20	1500	0.00	18.6	0.0	20.431	0.000	7.009	34.750	40.451	0.000	0.000	0.000	0.000
15YR					18.6										

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wl-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment		Gross CL41 Investment		Gross Oth Tang Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.240	0	0.00	3.00	0.00	0.30	0.00	0.0	0	0	0	0	0	0	0
2004	0.00	0.244	0	0.00	3.05	0.00	0.30	0.00	0.0	0	0	0	0	0	0	0
2005	0.00	0.247	0	0.00	3.09	0.00	0.31	0.00	0.0	0	0	0	0	0	0	0
2006	0.00	0.251	0	0.00	3.14	0.00	0.31	0.00	0.0	0	0	0	0	0	0	0
2007	0.00	0.255	0	0.00	3.18	0.00	0.32	0.00	0.0	0	0	0	0	0	0	0
2008	0.00	0.259	0	0.00	3.23	0.00	0.32	0.00	0.0	0	0	0	0	0	0	0
2009	0.00	0.262	0	0.00	3.28	0.00	0.33	0.00	0.0	0	0	0	0	0	0	0
2010	0.00	0.266	0	0.00	3.33	0.00	0.33	0.00	0.0	0	0	0	0	0	0	0
2011	0.00	0.270	0	0.00	3.38	0.00	0.34	0.00	0.0	0	0	0	0	0	0	0
2012	0.00	0.274	0	0.00	3.43	0.00	0.34	0.00	0.0	0	0	0	0	0	0	0
2013	0.00	0.279	0	0.00	3.48	0.00	0.35	0.00	0.0	0	0	0	0	0	0	0
2014	0.00	0.283	0	0.00	3.53	0.00	0.35	0.00	0.0	0	0	0	0	0	0	0
2015	0.00	0.287	0	0.00	3.59	0.00	0.36	0.00	0.0	0	0	0	0	0	0	0
2016	0.00	0.291	0	0.00	3.64	0.00	0.36	0.00	0.0	0	0	0	0	0	0	0
2017	0.00	0.296	0	0.00	3.70	0.00	0.37	0.00	0.0	0	0	0	0	0	0	0
2018	0.00	0.300	0	0.00	3.75	0.00	0.38	0.00	0.0	0	0	0	0	0	0	0
2019	0.00	0.305	0	0.00	3.81	0.00	0.38	0.00	0.0	0	0	0	0	0	0	0
2020	0.00	0.309	0	0.00	3.86	0.00	0.39	0.00	0.0	0	0	0	0	0	0	0
2021	0.00	0.314	0	0.00	3.92	0.00	0.39	0.00	0.0	0	0	0	0	0	0	0
2022	4.71	0.318	0	0.00	3.98	0.00	0.40	0.00	0.0	0	0	0	0	0	0	0
											0	0	0	0	0	0
15YR	72.63			0.00							0	0	0	0	0	0
											0	0	0	0	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000


Sproule
ASSOCIATES
LIMITED

TABLE 3

Gilby West Units, Alberta, Jurassic F

Gilby Jurassic F Unit No.1

36.8% WI sub to OC (24.44%) + NC (5.01%) + 15 FH (70.55)%

(As of April 1, 2003)

Probable Developed

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	100.1	48	0	0.0	0.4	0.4	0.2	1.0	0.0
CO.INT	36.8	18	0	0.0	0.1	0.2	0.1	0.4	0.0
CO.NET	31.4	14	0	0.0	0.1	0.1	0.1	0.3	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	639	0	0	0	0	639
8.00	0	237	0	0	0	0	237
10.00	0	193	0	0	0	0	193
12.00	0	160	0	0	0	0	160
15.00	0	123	0	0	0	0	123
20.00	0	85	0	0	0	0	85

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	2	0	0	0	0	0	-0	0	0	2
2004	1	0	8	1	0	1	1	1	-0	0	0	6
2005	1	1	12	1	0	1	1	2	-0	0	0	9
2006	2	1	16	1	0	2	2	2	-0	0	0	12
2007	2	1	21	2	0	4	2	3	-0	0	0	14
2008	2	1	25	2	0	4	3	3	-0	0	0	17
2009	3	1	29	3	0	4	3	4	-0	0	0	21
2010	3	1	32	3	0	5	4	4	-0	0	0	23
2011	3	2	35	3	0	4	4	4	-0	0	0	26
2012	3	2	38	3	0	4	4	5	0	0	0	28
2013	4	2	40	4	0	4	5	5	0	0	0	30
2014	4	2	41	4	0	4	5	5	-0	0	0	32
2015	4	2	43	4	0	4	5	5	0	0	0	33
2016	7	3	85	8	1	5	10	34	-0	0	0	44
2017	7	3	81	7	1	5	9	34	-0	0	0	41
2018	6	3	78	7	1	4	9	34	-0	0	0	38
2019	6	3	75	7	1	4	9	34	0	0	0	36
2020	6	3	72	6	1	4	8	34	0	0	0	33
2021	5	3	70	6	1	4	8	34	0	0	0	31
2022	5	2	67	6	1	3	8	34	0	0	0	29
Subt			872	78	7	72	101	280	-0	0	0	504
7yr			377	33	3	16	43	217	-0	0	0	136
Total			1249	111	10	88	144	498	-0	0	0	639


Sproule
ASSOCIATES
LIMITED

TABLE 3

Gilby West Units, Alberta, Jurassic F

Gilby Jurassic F Unit No.1

36.8% WI sub to OC (24.44%) + NC (5.01%) + 15 FH (70.55)%

(As of April 1, 2003)

Probable Developed

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003		1	0.2	0.1	0.1	34.49	0	0	0	7.44						
2004		2	0.7	0.3	0.2	28.32	0	0	0	6.63						
2005		3	1.3	0.5	0.4	25.23	1	0	0	5.28						
2006		5	1.7	0.6	0.5	25.78	1	0	0	4.92						
2007		6	2.1	0.8	0.6	26.90	1	0	0	5.09						
2008		7	2.5	0.9	0.7	27.42	1	0	0	5.15						
2009		8	2.8	1.0	0.8	28.58	1	0	0	5.37						
2010		8	3.0	1.1	0.9	29.13	1	1	0	5.46						
2011		9	3.2	1.2	1.0	29.69	2	1	0	5.57						
2012		9	3.4	1.2	1.0	30.25	2	1	0	5.68						
2013		10	3.5	1.3	1.1	30.83	2	1	0	5.78						
2014		10	3.6	1.3	1.1	31.42	2	1	1	5.89						
2015		10	3.7	1.4	1.1	32.00	2	1	1	5.98						
2016		19	7.1	2.6	2.2	32.59	3	1	1	6.07						
2017		18	6.7	2.5	2.1	33.18	3	1	1	6.16						
2018		17	6.3	2.3	2.0	33.78	3	1	1	6.25						
2019		16	5.9	2.2	1.9	34.39	3	1	1	6.35						
2020		15	5.6	2.1	1.8	35.02	3	1	1	6.44						
2021		15	5.3	2.0	1.7	35.65	3	1	1	6.54						
2022		14	5.1	1.9	1.6	36.29	2	1	1	6.64						
Subt			73.6	27.1	22.8		35	13	10							
7yr			26.5	9.8	8.5		13	5	4							
Total			100.1	36.8	31.4		48	18	14							

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003	0.0	0.0	0.0	20.26	0.0	0.0	0.0	23.56	0.0	0.0	0.0	41.63				
2004	0.0	0.0	0.0	16.78	0.0	0.0	0.0	19.63	0.0	0.0	0.0	35.44				
2005	0.0	0.0	0.0	15.05	0.0	0.0	0.0	17.67	0.0	0.0	0.0	32.25				
2006	0.0	0.0	0.0	15.36	0.0	0.0	0.0	18.02	0.0	0.0	0.0	32.82				
2007	0.0	0.0	0.0	15.99	0.0	0.0	0.0	18.72	0.0	0.0	0.0	33.97				
2008	0.0	0.0	0.0	16.28	0.0	0.0	0.0	19.05	0.0	0.0	0.0	34.51				
2009	0.0	0.0	0.0	16.92	0.0	0.0	0.0	19.79	0.0	0.0	0.0	35.68				
2010	0.0	0.0	0.0	17.23	0.0	0.0	0.0	20.14	0.0	0.0	0.0	36.25				
2011	0.0	0.0	0.0	17.55	0.0	0.0	0.0	20.49	0.0	0.0	0.0	36.82				
2012	0.0	0.0	0.0	17.87	0.0	0.0	0.0	20.85	0.0	0.0	0.0	37.40				
2013	0.0	0.0	0.0	18.19	0.0	0.0	0.0	21.22	0.0	0.0	0.0	38.00				
2014	0.0	0.0	0.0	18.52	0.0	0.0	0.0	21.59	0.0	0.0	0.0	38.59				
2015	0.0	0.0	0.0	18.84	0.0	0.0	0.0	21.95	0.0	0.0	0.0	39.18				
2016	0.0	0.0	0.0	19.17	0.0	0.0	0.0	22.32	0.0	0.0	0.0	39.78				
2017	0.0	0.0	0.0	19.50	0.0	0.0	0.0	22.70	0.0	0.0	0.0	40.39				
2018	0.0	0.0	0.0	19.84	0.0	0.0	0.0	23.08	0.0	0.0	0.0	41.01				
2019	0.0	0.0	0.0	20.18	0.0	0.0	0.0	23.47	0.0	0.0	0.0	41.64				
2020	0.0	0.0	0.0	20.53	0.0	0.0	0.0	23.86	0.0	0.0	0.0	42.27				
2021	0.0	0.0	0.0	20.89	0.0	0.0	0.0	24.26	0.0	0.0	0.0	42.91				
2022	0.0	0.0	0.0	21.24	0.0	0.0	0.0	24.67	0.0	0.0	0.0	43.57				
Subt	0.3	0.1	0.1		0.3	0.1	0.1		0.2	0.1	0.0					
7yr	0.1	0.0	0.0		0.1	0.0	0.0		0.1	0.0	0.0					
Total	0.4	0.1	0.1		0.4	0.2	0.1		0.2	0.1	0.1					


Sproule
ASSOCIATES
LIMITED

2003/03/12
9:29:52AM

TABLE 3

Gilby West Units, Alberta, Jurassic F

Gilby Jurassic F Unit No.1

36.8% WI sub to OC (24.44%) + NC (5.01%) + 15 FH (70.55)%

(As of April 1, 2003)

Probable Developed

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	2	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	2
2004	8	1	0	0	0	0	1	1	0	0	0	0	1	0	0	0	6
2005	12	1	0	0	0	0	1	1	0	0	0	0	2	0	0	0	9
2006	16	1	0	0	0	0	1	2	0	0	0	1	2	0	0	0	12
2007	21	2	0	0	0	0	3	2	0	0	0	1	3	0	0	0	14
2008	25	2	0	0	0	0	3	3	0	0	0	1	3	0	0	0	17
2009	29	3	0	0	0	0	3	3	0	0	0	1	4	0	0	0	21
2010	32	3	0	0	0	0	3	4	0	0	0	1	4	0	0	0	23
2011	35	3	0	0	0	0	3	4	0	0	0	1	4	0	0	0	26
2012	38	3	0	0	0	0	3	4	0	0	0	1	5	0	0	0	28
2013	40	4	0	0	0	0	3	5	0	0	0	1	5	0	0	0	30
2014	41	4	0	0	0	0	3	5	0	0	0	1	5	0	0	0	32
2015	43	4	0	0	0	0	3	5	0	0	0	1	5	0	0	0	33
2016	85	8	1	0	0	0	4	10	0	0	0	2	34	0	0	0	44
2017	81	7	1	0	0	0	3	9	0	0	0	1	34	0	0	0	41
2018	78	7	1	0	0	0	3	9	0	0	0	1	34	0	0	0	38
2019	75	7	1	0	0	0	3	9	0	0	0	1	34	0	0	0	36
2020	72	6	1	0	0	0	3	8	0	0	0	1	34	0	0	0	33
2021	70	6	1	0	0	0	3	8	0	0	0	1	34	0	0	0	31
2022	67	6	1	0	0	0	2	8	0	0	0	1	34	0	0	0	29
Subt	872	78	7	0	0	0	52	101	0	0	1	21	280	0	0	0	504
7yr	377	33	3	0	0	0	12	44	0	0	0	5	217	0	0	0	136
Total	1249	111	10	0	0	0	63	145	0	0	1	26	498	0	0	0	639

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE												
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	2	2	0	0	0	0	0	2	2
2004	0	0	0	0	0	0	0	6	7	0	0	0	0	0	6	7
2005	0	0	0	0	0	0	0	9	16	0	0	0	0	0	9	16
2006	0	0	0	0	0	0	0	12	28	0	0	0	0	0	12	28
2007	0	0	0	0	0	0	0	14	42	0	0	0	0	0	14	42
2008	0	0	0	0	0	0	0	17	60	0	0	0	0	0	17	60
2009	0	0	0	0	0	0	0	21	80	0	0	0	0	0	21	80
2010	0	0	0	0	0	0	0	23	104	0	0	0	0	0	23	104
2011	0	0	0	0	0	0	0	26	130	0	0	0	0	0	26	130
2012	0	0	0	0	0	0	0	28	157	0	0	0	0	0	28	157
2013	0	0	0	0	0	0	0	30	187	0	0	0	0	0	30	187
2014	0	0	0	0	0	0	0	32	219	0	0	0	0	0	32	219
2015	0	0	0	0	0	0	0	33	252	0	0	0	0	0	33	252
2016	0	0	0	0	0	0	0	44	296	0	0	0	0	0	44	296
2017	0	0	0	0	0	0	0	41	337	0	0	0	0	0	41	337
2018	0	0	0	0	0	0	0	38	376	0	0	0	0	0	38	376
2019	0	0	0	0	0	0	0	36	411	0	0	0	0	0	36	411
2020	0	0	0	0	0	0	0	33	444	0	0	0	0	0	33	444
2021	0	0	0	0	0	0	0	31	475	0	0	0	0	0	31	475
2022	0	0	0	0	0	0	0	29	504	0	0	0	0	0	29	504
Subt	0	0	0	0	0	0	0	504	504	0	0	0	0	0	504	504
7yr	0	0	0	0	0	0	0	136	639	0	0	0	0	0	136	639
Total	0	0	0	0	0	0	0	639	639	0	0	0	0	0	639	639


Sproule
ASSOCIATES
LIMITED

TABLE 3

Gilby West Units, Alberta, Jurassic F

Gilby Jurassic F Unit No.1

36.8% WI sub to OC (24.44%) + NC (5.01%) + 15 FH (70.55)%

(As of April 1, 2003)

Probable Developed

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	9	20	600	0.00	17.3	0.0	36.800	0.000	9.318	10.139	11.600	10.583	0.000	3.023	0.000
2004	12	20	600	0.00	17.3	0.0	36.800	0.000	8.453	10.180	11.783	10.582	0.000	3.554	0.000
2005	12	20	600	0.00	17.3	0.0	36.800	0.000	7.554	10.165	11.903	10.583	0.000	3.203	0.000
2006	12	20	600	0.00	17.3	0.0	36.800	0.000	6.770	10.159	11.878	10.583	0.000	2.897	0.000
2007	12	20	600	0.00	17.3	0.0	36.800	0.000	12.162	10.234	11.833	10.583	0.000	4.879	0.000
2008	12	20	600	0.00	17.3	0.0	36.800	0.000	10.944	10.283	11.812	10.583	0.000	4.429	0.000
2009	12	20	600	0.00	17.3	0.0	36.800	0.000	9.876	10.282	11.770	10.582	0.000	4.034	0.000
2010	12	20	600	0.00	17.3	0.0	36.800	0.000	8.930	10.258	11.751	10.583	0.000	3.685	0.000
2011	12	20	600	0.00	17.3	0.0	36.800	0.000	8.095	10.234	11.731	10.583	0.000	3.377	0.000
2012	12	20	600	0.00	17.3	0.0	36.800	0.000	7.355	10.234	11.712	10.583	0.000	3.105	0.000
2013	12	20	600	0.00	17.3	0.0	36.800	0.000	6.699	10.257	11.694	10.582	0.000	2.863	0.000
2014	12	20	600	0.00	17.3	0.0	36.800	0.000	6.117	10.234	11.675	10.583	0.000	2.649	0.000
2015	12	20	600	0.00	17.3	0.0	36.800	0.000	5.569	10.234	11.658	10.583	0.000	2.449	0.000
2016	12	20	600	0.00	17.3	0.0	36.800	0.000	3.468	10.234	11.641	10.583	0.000	1.672	0.000
2017	12	20	600	0.00	17.3	0.0	36.800	0.000	3.265	10.234	11.624	10.582	0.000	1.596	0.000
2018	12	20	600	0.00	17.3	0.0	36.800	0.000	3.079	10.234	11.608	10.583	0.000	1.527	0.000
2019	12	20	600	0.00	17.3	0.0	36.800	0.000	2.908	10.234	11.592	10.583	0.000	1.464	0.000
2020	12	20	600	0.00	17.3	0.0	36.800	0.000	2.751	10.234	11.576	10.583	0.000	1.405	0.000
2021	12	20	600	0.00	17.3	0.0	36.800	0.000	2.607	10.234	11.560	10.583	0.000	1.351	0.000
2022	12	20	600	0.00	17.3	0.0	36.800	0.000	2.473	10.234	11.545	10.583	0.000	1.301	0.000
7YR					17.3										

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wl-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment		Gross CL41 Investment		Gross Oth Tang Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.240	0	0.00	3.00	0.00	0.30	0.00	0.0	0	0	0	0	0	0	0
2004	0.00	0.244	0	0.00	3.05	0.00	0.30	0.00	0.0	0	0	0	0	0	0	0
2005	0.00	0.247	0	0.00	3.09	0.00	0.31	0.00	0.0	0	0	0	0	0	0	0
2006	0.00	0.251	0	0.00	3.14	0.00	0.31	0.00	0.0	0	0	0	0	0	0	0
2007	0.00	0.255	0	0.00	3.18	0.00	0.32	0.00	0.0	0	0	0	0	0	0	0
2008	0.00	0.259	0	0.00	3.23	0.00	0.32	0.00	0.0	0	0	0	0	0	0	0
2009	0.00	0.262	0	0.00	3.28	0.00	0.33	0.00	0.0	0	0	0	0	0	0	0
2010	0.00	0.266	0	0.00	3.33	0.00	0.33	0.00	0.0	0	0	0	0	0	0	0
2011	0.00	0.270	0	0.00	3.38	0.00	0.34	0.00	0.0	0	0	0	0	0	0	0
2012	0.00	0.274	0	0.00	3.43	0.00	0.34	0.00	0.0	0	0	0	0	0	0	0
2013	0.00	0.279	0	0.00	3.48	0.00	0.35	0.00	0.0	0	0	0	0	0	0	0
2014	0.00	0.283	0	0.00	3.53	0.00	0.35	0.00	0.0	0	0	0	0	0	0	0
2015	0.00	0.287	0	0.00	3.59	0.00	0.36	0.00	0.0	0	0	0	0	0	0	0
2016	0.00	0.291	0	0.00	3.64	0.00	0.36	0.00	0.0	0	0	0	0	0	0	0
2017	5.61	0.296	0	0.00	3.70	0.00	0.37	0.00	0.0	0	0	0	0	0	0	0
2018	5.70	0.300	0	0.00	3.75	0.00	0.38	0.00	0.0	0	0	0	0	0	0	0
2019	5.54	0.305	0	0.00	3.81	0.00	0.38	0.00	0.0	0	0	0	0	0	0	0
2020	5.65	0.309	0	0.00	3.86	0.00	0.39	0.00	0.0	0	0	0	0	0	0	0
2021	4.99	0.314	0	0.00	3.92	0.00	0.39	0.00	0.0	0	0	0	0	0	0	0
2022	5.11	0.318	0	0.00	3.98	0.00	0.40	0.00	0.0	0	0	0	0	0	0	0
											0	0	0	0	0	0
7YR	81.79			0.00							0	0	0	0	0	0
											0	0	0	0	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000



Probable Reserves & Values Unrisked

2003/03/10
11:07:28AM

TABLE 3

Gilby West Units, Alberta, Basal Mannville B

Gilby Bsl Manv B Unit No.1 - 1 Drilling Loc

86.07% WI sub to NC (67.48%) + 15 FH (32.52%)

(As of April 1, 2003)

Probable Undeveloped

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	100.0	425	0	0.0	2.9	3.0	2.1	8.1	0.0
CO.INT	86.1	366	0	0.0	2.5	2.6	1.9	6.9	0.0
CO.NET	74.7	275	0	0.0	1.9	1.9	1.4	5.2	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	882	1769	0	0	0	0	1769
8.00	865	1011	0	0	0	0	1011
10.00	861	881	0	0	0	0	881
12.00	858	766	0	0	0	0	766
15.00	852	620	0	0	0	0	620
20.00	805	426	0	0	0	0	426

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	882	0	-882
2004	40	168	411	408	27	157	40	103	-0	0	0	545
2005	34	143	310	276	20	104	29	95	0	0	0	378
2006	29	121	269	218	18	80	24	89	0	0	0	311
2007	24	103	238	191	16	67	21	84	-0	0	0	273
2008	21	87	206	165	13	55	18	79	0	0	0	231
2009	17	74	182	145	12	47	16	75	-0	0	0	201
2010	15	63	157	126	10	39	14	72	-0	0	0	169
2011	13	53	136	109	9	32	12	70	0	0	0	140
2012	11	45	118	94	8	27	10	67	-0	0	0	115
2013	9	38	102	81	7	23	9	66	-0	0	0	92
2014	8	33	88	70	6	19	8	64	-0	0	0	73
2015	7	28	76	60	5	16	7	63	0	0	0	55
2016	6	23	66	52	4	14	6	62	0	0	0	40
2017	5	20	57	45	4	11	5	62	-0	0	0	27
2018	0	2	0	0	0	0	0	1	0	0	0	0
Total			2416	2041	157	691	220	1052	-0	882	0	1769



TABLE 3

Gilby West Units, Alberta, Basal Mannville B

Gilby Bsl Manv B Unit No.1 - 1 Drilling Loc

86.07% WI sub to NC (67.48%) + 15 FH (32.52%)

(As of April 1, 2003)

Probable Undeveloped

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003																
2004	1.0	46	16.8	14.5	11.8	28.32	72	62	46	6.63						
2005	1.0	39	14.3	12.3	10.2	25.23	61	52	39	5.28						
2006	1.0	33	12.1	10.4	8.9	25.78	52	44	33	4.92						
2007	1.0	28	10.3	8.9	7.7	26.90	44	38	28	5.09						
2008	1.0	24	8.7	7.5	6.6	27.42	37	32	24	5.15						
2009	1.0	20	7.4	6.4	5.7	28.58	31	27	20	5.37						
2010	1.0	17	6.3	5.4	4.9	29.13	27	23	17	5.46						
2011	1.0	15	5.3	4.6	4.2	29.69	23	19	15	5.57						
2012	1.0	12	4.5	3.9	3.6	30.25	19	17	12	5.68						
2013	1.0	11	3.8	3.3	3.0	30.83	16	14	11	5.78						
2014	1.0	9	3.3	2.8	2.6	31.42	14	12	9	5.89						
2015	1.0	8	2.8	2.4	2.2	32.00	12	10	8	5.98						
2016	1.0	6	2.3	2.0	1.9	32.59	10	9	6	6.07						
2017	1.0	5	2.0	1.7	1.6	33.18	8	7	5	6.16						
2018	0.1	1	0.0	0.0	0.0	33.78	0	0	0	6.25						
Total			100.0	86.1	74.7		425	366	275							

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003																
2004	0.5	0.4	0.3	16.78	0.5	0.4	0.3	19.63	0.4	0.3	0.2	35.42				
2005	0.4	0.4	0.3	15.05	0.4	0.4	0.3	17.67	0.3	0.3	0.2	32.25				
2006	0.4	0.3	0.2	15.36	0.4	0.3	0.2	18.02	0.3	0.2	0.2	32.82				
2007	0.3	0.3	0.2	15.99	0.3	0.3	0.2	18.72	0.2	0.2	0.1	33.97				
2008	0.3	0.2	0.2	16.28	0.3	0.2	0.2	19.05	0.2	0.2	0.1	34.51				
2009	0.2	0.2	0.1	16.92	0.2	0.2	0.1	19.79	0.2	0.1	0.1	35.68				
2010	0.2	0.2	0.1	17.23	0.2	0.2	0.1	20.14	0.1	0.1	0.1	36.25				
2011	0.2	0.1	0.1	17.55	0.2	0.1	0.1	20.49	0.1	0.1	0.1	36.82				
2012	0.1	0.1	0.1	17.87	0.1	0.1	0.1	20.85	0.1	0.1	0.1	37.40				
2013	0.1	0.1	0.1	18.19	0.1	0.1	0.1	21.22	0.1	0.1	0.1	38.00				
2014	0.1	0.1	0.1	18.52	0.1	0.1	0.1	21.59	0.1	0.1	0.0	38.59				
2015	0.1	0.1	0.1	18.84	0.1	0.1	0.1	21.95	0.1	0.1	0.0	39.18				
2016	0.1	0.1	0.0	19.17	0.1	0.1	0.0	22.32	0.1	0.0	0.0	39.78				
2017	0.1	0.0	0.0	19.50	0.1	0.1	0.0	22.70	0.0	0.0	0.0	40.39				
2018	0.0	0.0	0.0	19.84	0.0	0.0	0.0	23.10	0.0	0.0	0.0	40.95				
Total	2.9	2.5	1.9		3.0	2.6	1.9		2.2	1.9	1.4					


Sproule
ASSOCIATES
LIMITED

2003/03/10
11:07:28AM

TABLE 3

Gilby West Units, Alberta, Basal Mannville B

Gilby Bsl Manv B Unit No.1 - 1 Drilling Loc

86.07% WI sub to NC (67.48%) + 15 FH (32.52%)

(As of April 1, 2003)

Probable Undeveloped

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2004	411	408	27	0	0	0	146	41	0	0	4	15	103	0	0	0	545
2005	310	276	20	0	0	0	97	30	0	0	4	10	95	0	0	0	378
2006	269	218	18	0	0	0	75	25	0	0	3	8	89	0	0	0	311
2007	238	191	16	0	0	0	63	22	0	0	3	6	84	0	0	0	273
2008	206	165	13	0	0	0	52	19	0	0	2	5	79	0	0	0	231
2009	182	145	12	0	0	0	44	17	0	0	2	4	75	0	0	0	201
2010	157	126	10	0	0	0	36	14	0	0	2	4	72	0	0	0	169
2011	136	109	9	0	0	0	30	12	0	0	2	3	70	0	0	0	140
2012	118	94	8	0	0	0	25	11	0	0	1	3	67	0	0	0	115
2013	102	81	7	0	0	0	21	9	0	0	1	2	66	0	0	0	92
2014	88	70	6	0	0	0	18	8	0	0	1	2	64	0	0	0	73
2015	76	60	5	0	0	0	15	7	0	0	1	2	63	0	0	0	55
2016	66	52	4	0	0	0	13	6	0	0	1	1	62	0	0	0	40
2017	57	45	4	0	0	0	11	5	0	0	1	1	62	0	0	0	27
2018	0	0	0	0	0	0	0	0	0	0	0	0	1	0	0	0	0
Total	2416	2041	157	0	0	0	647	225	0	0	28	66	1052	0	0	0	2651

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE												
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	882	0	0	0	0	882	-882	-882	0	0	0	0	0	-882	-882
2004	0	0	0	0	0	0	0	545	-337	0	0	0	0	0	545	-337
2005	0	0	0	0	0	0	0	378	41	0	0	0	0	0	378	41
2006	0	0	0	0	0	0	0	311	353	0	0	0	0	0	311	353
2007	0	0	0	0	0	0	0	273	626	0	0	0	0	0	273	626
2008	0	0	0	0	0	0	0	231	857	0	0	0	0	0	231	857
2009	0	0	0	0	0	0	0	201	1059	0	0	0	0	0	201	1059
2010	0	0	0	0	0	0	0	169	1227	0	0	0	0	0	169	1227
2011	0	0	0	0	0	0	0	140	1367	0	0	0	0	0	140	1367
2012	0	0	0	0	0	0	0	115	1482	0	0	0	0	0	115	1482
2013	0	0	0	0	0	0	0	92	1574	0	0	0	0	0	92	1574
2014	0	0	0	0	0	0	0	73	1647	0	0	0	0	0	73	1647
2015	0	0	0	0	0	0	0	55	1702	0	0	0	0	0	55	1702
2016	0	0	0	0	0	0	0	40	1742	0	0	0	0	0	40	1742
2017	0	0	0	0	0	0	0	27	1769	0	0	0	0	0	27	1769
2018	0	0	0	0	0	0	0	0	1769	0	0	0	0	0	0	1769
Total	0	882	0	0	0	0	882	1769	1769	0	0	0	0	0	1769	1769


Sproule
ASSOCIATES
LIMITED

TABLE 3

Gilby West Units, Alberta, Basal Mannville B

Gilby Bsl Manv B Unit No.1 - 1 Drilling Loc

86.07% WI sub to NC (67.48%) + 15 FH (32.52%)

(As of April 1, 2003)

Probable Undeveloped

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	0	0	0	0.00	0.0	0.0	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2004	12	15	5000	0.00	16.1	0.0	86.070	0.000	13.870	20.137	24.097	4.878	0.000	1.777	0.000
2005	12	15	5000	0.00	16.1	0.0	86.070	0.000	11.780	20.108	24.372	4.878	0.000	1.675	0.000
2006	12	15	5000	0.00	16.1	0.0	86.070	0.000	10.074	20.096	24.325	4.878	0.000	1.546	0.000
2007	12	15	5000	0.00	16.1	0.0	86.070	0.000	8.642	20.244	24.231	4.878	0.000	1.456	0.000
2008	12	15	5000	0.00	16.1	0.0	86.070	0.000	7.334	20.341	24.191	4.878	0.000	1.378	0.000
2009	12	15	5000	0.00	16.1	0.0	86.070	0.000	6.288	20.339	24.104	4.878	0.000	1.314	0.000
2010	12	15	5000	0.00	16.1	0.0	86.070	0.000	5.336	20.291	24.067	4.878	0.000	1.259	0.000
2011	12	15	5000	0.00	16.1	0.0	86.070	0.000	4.529	20.244	24.030	4.878	0.000	1.213	0.000
2012	12	15	5000	0.00	16.1	0.0	86.070	0.000	3.843	20.244	23.995	4.878	0.000	1.174	0.000
2013	12	15	5000	0.00	16.1	0.0	86.070	0.000	3.262	20.291	23.960	4.878	0.000	1.140	0.000
2014	12	15	5000	0.00	16.1	0.0	86.070	0.000	2.768	20.244	23.925	4.878	0.000	1.112	0.000
2015	12	15	5000	0.00	16.1	0.0	86.070	0.000	2.349	20.244	23.893	4.878	0.000	1.086	0.000
2016	12	15	5000	0.00	16.1	0.0	86.070	0.000	1.993	20.244	23.861	4.878	0.000	1.064	0.000
2017	12	15	5000	0.00	16.1	0.0	86.070	0.000	1.691	20.244	23.829	4.878	0.000	1.045	0.000
2018	1	15	5000	0.00	16.1	0.0	86.070	0.000	1.551	20.244	23.798	4.878	0.000	0.946	0.000

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wl-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment		Gross CL41 Investment		Gross Oth Tang Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.000	0	0.00	0.00	0.00	0.00	0.00	0.0	0	1025	1025	0	0	0	0
2004	0.00	0.244	0	4.25	2.54	0.00	0.30	0.00	0.0	0	0	0	0	0	0	0
2005	14.92	0.247	0	4.32	2.58	0.00	0.31	0.00	0.0	0	0	0	0	0	0	0
2006	15.16	0.251	0	4.39	2.61	0.00	0.31	0.00	0.0	0	0	0	0	0	0	0
2007	15.16	0.255	0	4.46	2.65	0.00	0.32	0.00	0.0	0	0	0	0	0	0	0
2008	15.39	0.259	0	4.51	2.69	0.00	0.32	0.00	0.0	0	0	0	0	0	0	0
2009	14.92	0.262	0	4.59	2.73	0.00	0.33	0.00	0.0	0	0	0	0	0	0	0
2010	15.16	0.266	0	4.66	2.77	0.00	0.33	0.00	0.0	0	0	0	0	0	0	0
2011	15.16	0.270	0	4.73	2.82	0.00	0.34	0.00	0.0	0	0	0	0	0	0	0
2012	15.39	0.274	0	4.79	2.86	0.00	0.34	0.00	0.0	0	0	0	0	0	0	0
2013	14.92	0.279	0	4.87	2.90	0.00	0.35	0.00	0.0	0	0	0	0	0	0	0
2014	15.16	0.283	0	4.94	2.94	0.00	0.35	0.00	0.0	0	0	0	0	0	0	0
2015	15.16	0.287	0	5.02	2.99	0.00	0.36	0.00	0.0	0	0	0	0	0	0	0
2016	15.39	0.291	0	5.08	3.03	0.00	0.36	0.00	0.0	0	0	0	0	0	0	0
2017	14.92	0.296	0	5.17	3.08	0.00	0.37	0.00	0.0	0	0	0	0	0	0	0
2018	90.06	0.300	0	5.15	3.13	0.00	0.38	0.00	0.0	0	0	0	0	0	0	0
											1,025	1,025	0	0	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000


Sproule
ASSOCIATES
LIMITED

2003/03/24
10:08:12AM

TABLE 3

Gilby West, Alberta, Basal Mannv A

OIL 3 - Sec 04-041-03W5 - 3 Wells

58% WI sub to NC

(As of April 1, 2003)

Probable Undeveloped

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	269.8	461	0	0.0	0.0	0.0	8.9	8.9	0.0
CO.INT	156.5	268	0	0.0	0.0	0.0	5.1	5.1	0.0
CO.NET	130.5	187	0	0.0	0.0	0.0	3.5	3.5	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	585	3558	0	0	0	0	3558
8.00	574	1381	0	0	0	0	1381
10.00	571	1109	0	0	0	0	1109
12.00	569	892	0	0	0	0	892
15.00	565	644	0	0	0	0	644
20.00	534	361	0	0	0	0	361

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	3	5	30	11	1	13	0	2	0	585	0	-559
2004	16	27	163	64	4	69	0	12	0	0	0	149
2005	20	34	179	64	4	71	0	15	0	0	0	162
2006	22	38	206	68	5	80	0	17	0	0	0	182
2007	24	41	228	74	6	92	0	18	0	0	0	198
2008	24	42	238	77	6	94	0	19	0	0	0	208
2009	24	42	248	80	6	92	0	19	0	0	0	224
2010	24	41	248	79	6	82	0	19	0	0	0	232
2011	23	39	245	78	6	73	0	19	0	0	0	237
2012	22	37	238	76	6	65	0	18	0	0	0	237
2013	21	36	230	73	6	57	0	17	0	0	0	234
2014	20	33	220	70	6	50	0	16	0	0	0	228
2015	18	31	209	66	5	44	0	16	0	0	0	221
2016	17	29	198	62	5	39	0	15	0	0	0	212
2017	16	27	186	58	5	34	0	14	0	0	0	201
2018	14	25	175	54	5	30	0	13	0	0	0	191
2019	13	23	163	50	4	26	0	12	0	0	0	180
2020	14	24	178	55	5	26	0	45	0	0	0	167
2021	15	26	198	61	5	26	0	92	0	0	0	145
2022	14	23	179	54	5	23	0	92	0	0	0	123
Subt			3959	1275	101	1084	0	488	5	585	0	3172
Byr			899	269	25	101	0	704	1	0	0	387
Total			4857	1544	126	1185	0	1192	6	585	0	3558


Sproule
ASSOCIATES
LIMITED

TABLE 3

Gilby West, Alberta, Basal Mannv A

OIL 3 - Sec 04-041-03W5 - 3 Wells

58% WI sub to NC

(As of April 1, 2003)

Probable Undeveloped

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003		6	1.5	0.9	0.6	33.90	3	2	1	7.06						
2004		28	10.1	5.9	4.0	27.73	17	10	7	6.36						
2005		34	12.5	7.3	5.1	24.64	21	12	9	5.18						
2006		39	14.1	8.2	5.7	25.19	24	14	10	4.87						
2007		41	15.0	8.7	6.0	26.31	26	15	10	5.02						
2008		42	15.3	8.9	6.2	26.83	26	15	11	5.07						
2009		42	15.3	8.9	6.4	27.99	26	15	11	5.26						
2010		41	15.0	8.7	6.6	28.54	26	15	10	5.34						
2011		40	14.5	8.4	6.7	29.10	25	14	10	5.43						
2012		38	13.8	8.0	6.6	29.66	24	14	10	5.53						
2013		36	13.1	7.6	6.4	30.24	22	13	9	5.62						
2014		34	12.3	7.1	6.2	30.83	21	12	9	5.71						
2015		31	11.5	6.7	5.9	31.41	20	11	8	5.79						
2016		29	10.7	6.2	5.5	32.00	18	11	7	5.87						
2017		27	9.9	5.7	5.2	32.59	17	10	7	5.95						
2018		25	9.1	5.3	4.8	33.19	16	9	6	6.03						
2019		23	8.3	4.8	4.5	33.80	14	8	6	6.11						
2020	1.2	24	8.9	5.2	4.9	34.43	15	9	6	6.19						
2021	3.0	27	9.7	5.6	5.4	35.06	17	10	7	6.28						
2022	3.0	24	8.6	5.0	4.8	35.70	15	9	6	6.36						
Subt			229.2	132.9	107.6		392	227	159							
8yr			40.6	23.5	23.0		69	40	28							
Total			269.8	156.5	130.5		461	268	187							

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003									0.0	0.0	0.0	27.40				
2004									0.3	0.2	0.1	21.07				
2005									0.4	0.2	0.2	17.90				
2006									0.5	0.3	0.2	18.47				
2007									0.5	0.3	0.2	19.62				
2008									0.5	0.3	0.2	20.16				
2009									0.5	0.3	0.2	21.33				
2010									0.5	0.3	0.2	21.90				
2011									0.5	0.3	0.2	22.47				
2012									0.5	0.3	0.2	23.05				
2013									0.4	0.2	0.2	23.65				
2014									0.4	0.2	0.2	24.24				
2015									0.4	0.2	0.1	24.83				
2016									0.4	0.2	0.1	25.43				
2017									0.3	0.2	0.1	26.04				
2018									0.3	0.2	0.1	26.66				
2019									0.3	0.2	0.1	27.28				
2020									0.3	0.2	0.1	27.92				
2021									0.3	0.2	0.1	28.57				
2022									0.3	0.2	0.1	29.22				
Subt									7.5	4.4	3.0					
8yr									1.3	0.8	0.5					
Total									8.9	5.1	3.5					


Sproule
ASSOCIATES
LIMITED

2003/03/24
10:08:12AM

TABLE 3

Gilby West, Alberta, Basal Mannv A

OIL 3 - Sec 04-041-03W5 - 3 Wells

58% WI sub to NC

(As of April 1, 2003)

Probable Undeveloped

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	30	11	1	0	0	0	13	0	0	0	0	0	2	0	0	0	26
2004	163	64	4	0	0	0	70	0	0	0	1	0	12	0	0	0	149
2005	179	64	4	0	0	0	72	0	0	0	1	0	15	0	0	0	162
2006	206	68	5	0	0	0	81	0	0	0	1	0	17	0	0	0	182
2007	228	74	6	0	0	0	93	0	0	0	2	0	18	0	0	0	198
2008	238	77	6	0	0	0	96	0	0	0	2	0	19	0	0	0	208
2009	248	80	6	0	0	0	93	0	0	0	2	0	19	0	0	0	224
2010	248	79	6	0	0	0	84	0	0	0	2	0	19	0	0	0	232
2011	245	78	6	0	0	0	75	0	0	0	2	0	19	0	0	0	237
2012	238	76	6	0	0	0	66	0	0	0	2	0	18	0	0	0	237
2013	230	73	6	0	0	0	59	0	0	0	1	0	17	0	0	0	234
2014	220	70	6	0	0	0	52	0	0	0	1	0	16	0	0	0	228
2015	209	66	5	0	0	0	45	0	0	0	1	0	16	0	0	0	221
2016	198	62	5	0	0	0	40	0	0	0	1	0	15	0	0	0	212
2017	186	58	5	0	0	0	35	0	0	0	1	0	14	0	0	0	201
2018	175	54	5	0	0	0	31	0	0	0	1	0	13	0	0	0	191
2019	163	50	4	0	0	0	27	0	0	0	1	0	12	0	0	0	180
2020	178	55	5	0	0	0	27	0	0	0	1	0	45	0	0	0	167
2021	198	61	5	0	0	0	27	0	0	0	1	0	92	0	0	0	145
2022	179	54	5	0	0	0	24	0	0	0	1	0	92	0	0	0	123
Subt	3959	1275	101	0	0	0	1110	0	0	0	26	0	488	0	5	0	3757
8yr	899	269	25	0	0	0	107	0	0	0	6	0	704	0	1	0	387
Total	4857	1544	126	0	0	0	1216	0	0	0	31	0	1192	0	6	0	4144

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE												
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	585	0	0	585	-559	-559	0	0	0	0	0	-559	-559
2004	0	0	0	0	0	0	0	149	-410	0	0	0	0	0	149	-410
2005	0	0	0	0	0	0	0	162	-247	0	0	0	0	0	162	-247
2006	0	0	0	0	0	0	0	182	-66	0	0	0	0	0	182	-66
2007	0	0	0	0	0	0	0	198	132	0	0	0	0	0	198	132
2008	0	0	0	0	0	0	0	208	340	0	0	0	0	0	208	340
2009	0	0	0	0	0	0	0	224	564	0	0	0	0	0	224	564
2010	0	0	0	0	0	0	0	232	796	0	0	0	0	0	232	796
2011	0	0	0	0	0	0	0	237	1033	0	0	0	0	0	237	1033
2012	0	0	0	0	0	0	0	237	1270	0	0	0	0	0	237	1270
2013	0	0	0	0	0	0	0	234	1504	0	0	0	0	0	234	1504
2014	0	0	0	0	0	0	0	228	1732	0	0	0	0	0	228	1732
2015	0	0	0	0	0	0	0	221	1953	0	0	0	0	0	221	1953
2016	0	0	0	0	0	0	0	212	2164	0	0	0	0	0	212	2164
2017	0	0	0	0	0	0	0	201	2366	0	0	0	0	0	201	2366
2018	0	0	0	0	0	0	0	191	2556	0	0	0	0	0	191	2556
2019	0	0	0	0	0	0	0	180	2736	0	0	0	0	0	180	2736
2020	0	0	0	0	0	0	0	167	2903	0	0	0	0	0	167	2903
2021	0	0	0	0	0	0	0	145	3048	0	0	0	0	0	145	3048
2022	0	0	0	0	0	0	0	123	3172	0	0	0	0	0	123	3172
Subt	0	0	0	585	0	0	585	3172	3172	0	0	0	0	0	3172	3172
8yr	0	0	0	0	0	0	0	387	3558	0	0	0	0	0	387	3558
Total	0	0	0	585	0	0	585	3558	3558	0	0	0	0	0	3558	3558


Sproule
ASSOCIATES
LIMITED

TABLE 3

Gilby West, Alberta, Basal Mannv A

OIL 3 - Sec 04-041-03W5 - 3 Wells

58% WI sub to NC

(As of April 1, 2003)

Probable Undeveloped

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	9	25	2280	0.00	14.4	0.0	58.000	0.000	33.616	27.238	51.046	0.000	0.000	0.000	0.000
2004	12	25	2280	0.00	14.4	0.0	58.000	0.000	31.065	27.071	55.760	0.000	0.000	0.000	0.000
2005	12	25	2280	0.00	14.4	0.0	58.000	0.000	29.258	26.407	59.335	0.000	0.000	0.000	0.000
2006	12	25	2280	0.00	14.4	0.0	58.000	0.000	29.497	26.170	58.512	0.000	0.000	0.000	0.000
2007	12	25	2280	0.00	14.4	0.0	58.000	0.000	30.932	26.471	57.066	0.000	0.000	0.000	0.000
2008	12	25	2280	0.00	14.4	0.0	58.000	0.000	30.173	26.637	56.401	0.000	0.000	0.000	0.000
2009	12	25	2280	0.00	14.4	0.0	58.000	0.000	27.554	26.759	55.160	0.000	0.000	0.000	0.000
2010	12	25	2280	0.00	14.4	0.0	58.000	0.000	23.873	26.748	54.570	0.000	0.000	0.000	0.000
2011	12	25	2280	0.00	14.4	0.0	58.000	0.000	20.706	26.743	54.010	0.000	0.000	0.000	0.000
2012	12	25	2280	0.00	14.4	0.0	58.000	0.000	17.973	26.799	53.461	0.000	0.000	0.000	0.000
2013	12	25	2280	0.00	14.4	0.0	58.000	0.000	15.618	26.910	52.931	0.000	0.000	0.000	0.000
2014	12	25	2280	0.00	14.4	0.0	58.000	0.000	13.584	26.902	52.427	0.000	0.000	0.000	0.000
2015	12	25	2280	0.00	14.4	0.0	58.000	0.000	11.821	26.943	51.949	0.000	0.000	0.000	0.000
2016	12	25	2280	0.00	14.4	0.0	58.000	0.000	10.296	26.984	51.487	0.000	0.000	0.000	0.000
2017	12	25	2280	0.00	14.4	0.0	58.000	0.000	8.975	27.024	51.039	0.000	0.000	0.000	0.000
2018	12	25	2280	0.00	14.4	0.0	58.000	0.000	7.830	27.064	50.605	0.000	0.000	0.000	0.000
2019	12	25	2280	0.00	14.4	0.0	58.000	0.000	6.837	27.103	50.185	0.000	0.000	0.000	0.000
2020	12	25	2280	0.00	14.4	0.0	58.000	0.000	5.285	27.142	49.778	0.000	0.000	0.000	0.000
2021	12	25	2280	0.00	14.4	0.0	58.000	0.000	4.060	27.180	49.383	0.000	0.000	0.000	0.000
2022	12	25	2280	0.00	14.4	0.0	58.000	0.000	3.603	27.218	49.000	0.000	0.000	0.000	0.000
8YR					14.4										

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wl-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment		Gross CL41 Investment		Gross Oth Tang Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.242	0	0.00	0.90	0.15	0.40	1.00	0.0	0	0	0	1009	1009	0	0
2004	0.00	0.246	0	0.00	0.91	0.15	0.41	1.02	0.0	0	0	0	0	0	0	0
2005	0.00	0.249	0	0.00	0.93	0.15	0.41	1.03	0.0	0	0	0	0	0	0	0
2006	0.00	0.253	0	0.00	0.94	0.16	0.42	1.05	0.0	0	0	0	0	0	0	0
2007	0.00	0.257	0	0.00	0.96	0.16	0.42	1.06	0.0	0	0	0	0	0	0	0
2008	0.00	0.261	0	0.00	0.97	0.16	0.43	1.08	0.0	0	0	0	0	0	0	0
2009	0.00	0.265	0	0.00	0.98	0.16	0.44	1.09	0.0	0	0	0	0	0	0	0
2010	1.99	0.269	0	0.00	1.00	0.17	0.44	1.11	0.0	0	0	0	0	0	0	0
2011	3.39	0.273	0	0.00	1.01	0.17	0.45	1.13	0.0	0	0	0	0	0	0	0
2012	4.75	0.277	0	0.00	1.03	0.17	0.46	1.14	0.0	0	0	0	0	0	0	0
2013	5.10	0.281	0	0.00	1.04	0.17	0.46	1.16	0.0	0	0	0	0	0	0	0
2014	6.07	0.285	0	0.00	1.06	0.18	0.47	1.18	0.0	0	0	0	0	0	0	0
2015	6.67	0.289	0	0.00	1.08	0.18	0.48	1.20	0.0	0	0	0	0	0	0	0
2016	7.42	0.294	0	0.00	1.09	0.18	0.49	1.21	0.0	0	0	0	0	0	0	0
2017	7.34	0.298	0	0.00	1.11	0.18	0.49	1.23	0.0	0	0	0	0	0	0	0
2018	7.96	0.303	0	0.00	1.13	0.19	0.50	1.25	0.0	0	0	0	0	0	0	0
2019	8.27	0.307	0	0.00	1.14	0.19	0.51	1.27	0.0	0	0	0	0	0	0	0
2020	0.00	0.312	0	3.83	1.16	0.19	0.52	1.29	0.0	0	0	0	0	0	0	0
2021	0.00	0.316	0	3.72	1.18	0.20	0.52	1.31	0.0	0	0	0	0	0	0	0
2022	11.25	0.321	0	3.78	1.19	0.20	0.53	1.33	0.0	0	0	0	0	0	0	0
											0	0	1009	1,009	0	0
8YR	76.98			2.85							0	0	0	0	0	0
											0	0	1009	1,009	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000


Sproule
ASSOCIATES
LIMITED

2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Ostracod J

GAS 1 - 00/10-25-039-04W5/0

12.5 NPI -

(As of April 1, 2003)

Proven Developed Producing

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	0.0	0	1015	0.0	0.0	0.0	31.6	31.6	0.0
CO.INT	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0
CO.NET	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	472	0	0	0	0	472
8.00	0	380	0	0	0	0	380
10.00	0	363	0	0	0	0	363
12.00	0	348	0	0	0	0	348
15.00	0	327	0	0	0	0	327
20.00	0	299	0	0	0	0	299

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	-107	0	0	0	0	107
2004	0	0	0	0	0	0	-100	0	0	0	0	100
2005	0	0	0	0	0	0	-62	0	0	0	0	62
2006	0	0	0	0	0	0	-47	0	0	0	0	47
2007	0	0	0	0	0	0	-39	0	0	0	0	39
2008	0	0	0	0	0	0	-31	0	0	0	0	31
2009	0	0	0	0	0	0	-25	0	0	0	0	25
2010	0	0	0	0	0	0	-20	0	0	0	0	20
2011	0	0	0	0	0	0	-16	0	0	0	0	16
2012	0	0	0	0	0	0	-12	0	0	0	0	12
2013	0	0	0	0	0	0	-9	0	0	0	0	9
2014	0	0	0	0	0	0	-6	0	0	0	0	6
Total			0	0	0	0	-472	0	0	0	0	472


Sproule
ASSOCIATES LIMITED

2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Ostracod J

GAS 1 - 00/10-25-039-04W5/0

12.5 NPI -

(As of April 1, 2003)

Proven Developed Producing

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003											1.0	480	175			
2004											1.0	522	190			
2005											1.0	413	151			
2006											1.0	326	119			
2007											1.0	258	94			
2008											1.0	204	74			
2009											1.0	161	59			
2010											1.0	128	47			
2011											1.0	101	37			
2012											1.0	80	29			
2013											1.0	63	23			
2014											0.9	47	17			
Total													1015			

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003									5.5							
2004									5.9							
2005									4.7							
2006									3.7							
2007									2.9							
2008									2.3							
2009									1.8							
2010									1.4							
2011									1.1							
2012									0.9							
2013									0.7							
2014									0.5							
Total									31.6							


Sproule
ASSOCIATES
LIMITED

TABLE 3

Gilby West, Alberta, Ostracod J

GAS 1 - 00/10-25-039-04W5/0

12.5 NPI -

(As of April 1, 2003)

Proven Developed Producing

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	-107	107
2004	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	-100	100
2005	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	-62	62
2006	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	-47	47
2007	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	-39	39
2008	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	-31	31
2009	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	-25	25
2010	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	-20	20
2011	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	-16	16
2012	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	-12	12
2013	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	-9	9
2014	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	-6	6
Total	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	-472	472

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE												
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	107	107	0	0	0	0	0	107	107
2004	0	0	0	0	0	0	0	100	207	0	0	0	0	0	100	207
2005	0	0	0	0	0	0	0	62	269	0	0	0	0	0	62	269
2006	0	0	0	0	0	0	0	47	315	0	0	0	0	0	47	315
2007	0	0	0	0	0	0	0	39	354	0	0	0	0	0	39	354
2008	0	0	0	0	0	0	0	31	385	0	0	0	0	0	31	385
2009	0	0	0	0	0	0	0	25	410	0	0	0	0	0	25	410
2010	0	0	0	0	0	0	0	20	431	0	0	0	0	0	20	431
2011	0	0	0	0	0	0	0	16	446	0	0	0	0	0	16	446
2012	0	0	0	0	0	0	0	12	458	0	0	0	0	0	12	458
2013	0	0	0	0	0	0	0	9	466	0	0	0	0	0	9	466
2014	0	0	0	0	0	0	0	6	472	0	0	0	0	0	6	472
Total	0	0	0	0	0	0	0	472	472	0	0	0	0	0	472	472


Sproule
ASSOCIATES
LIMITED

TABLE 3

Gilby West, Alberta, Ostracod J

GAS 1 - 00/10-25-039-04W5/0

12.5 NPI -

(As of April 1, 2003)

Proven Developed Producing

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	0	10	0	0.00	28.0	0.0	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2004	0	10	0	0.00	28.0	0.0	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2005	0	10	0	0.00	28.0	0.0	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2006	0	10	0	0.00	28.0	0.0	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2007	0	10	0	0.00	28.0	0.0	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2008	0	10	0	0.00	28.0	0.0	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2009	0	10	0	0.00	28.0	0.0	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2010	0	10	0	0.00	28.0	0.0	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2011	0	10	0	0.00	28.0	0.0	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2012	0	10	0	0.00	28.0	0.0	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2013	0	10	0	0.00	28.0	0.0	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2014	0	10	0	0.00	28.0	0.0	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wl-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment		Gross CL41 Investment		Gross Oth Tang Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.300	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2004	0.00	0.304	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2005	0.00	0.309	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2006	0.00	0.314	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2007	0.00	0.318	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2008	0.00	0.323	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2009	0.00	0.328	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2010	0.00	0.333	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2011	0.00	0.338	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2012	0.00	0.343	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2013	0.00	0.348	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2014	0.00	0.353	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
											0	0	0	0	0	0

Fed Inc Tax Rate : 29.120   Prov Inc Tax Rate : 13.000


Sproule
ASSOCIATES
LIMITED

2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Ostr EE, Card & BR

GAS 2 - 3-31-39-4/0,7-9,11-10&10-34-40-04W5/2

4.921 Avg Gorri -

(As of April 1, 2003)

Proven Developed Producing

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	0.0	0	1321	0.0	0.0	0.0	41.1	41.1	0.0
CO.INT	0.0	0	61	0.0	0.0	0.0	1.9	1.9	0.0
CO.NET	0.0	0	61	0.0	0.0	0.0	1.9	1.9	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	369	0	0	0	0	369
8.00	0	288	0	0	0	0	288
10.00	0	273	0	0	0	0	273
12.00	0	260	0	0	0	0	260
15.00	0	243	0	0	0	0	243
20.00	0	220	0	0	0	0	220

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	26	0	0	71	0	0	0	0	0	0	71
2004	0	29	0	0	70	0	0	0	0	0	0	70
2005	0	23	0	0	47	0	0	0	0	0	0	47
2006	0	19	0	0	36	0	0	0	0	0	0	36
2007	0	16	0	0	31	0	0	0	0	0	0	31
2008	0	13	0	0	26	0	0	0	0	0	0	26
2009	0	11	0	0	22	0	0	0	0	0	0	22
2010	0	9	0	0	19	0	0	0	0	0	0	19
2011	0	7	0	0	16	0	0	0	0	0	0	16
2012	0	6	0	0	13	0	0	0	0	0	0	13
2013	0	5	0	0	11	0	0	0	0	0	0	11
2014	0	3	0	0	6	0	0	0	0	0	0	6
Total			0	0	369	0	0	0	0	0	0	369


Sproule
ASSOCIATES
LIMITED

2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Ostr EE, Card & BR

GAS 2 - 3-31-39-4/0,7-9,11-10&10-34-40-04W5/2

4.921 Avg Gorri -

(As of April 1, 2003)

Proven Developed Producing

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003											4.0	544	199	9	9	
2004											4.0	615	224	10	10	
2005											4.0	508	186	9	9	
2006											4.0	420	153	7	7	
2007											4.0	347	127	6	6	
2008											4.0	287	105	5	5	
2009											4.0	237	87	4	4	
2010											4.0	196	72	3	3	
2011											4.0	162	59	3	3	
2012											4.0	134	49	2	2	
2013											4.0	111	40	2	2	
2014											3.5	56	20	1	1	
Total													1321	61	61	

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003									6.2	0.3	0.3					
2004									7.0	0.3	0.3					
2005									5.8	0.3	0.3					
2006									4.8	0.2	0.2					
2007									3.9	0.2	0.2					
2008									3.3	0.1	0.1					
2009									2.7	0.1	0.1					
2010									2.2	0.1	0.1					
2011									1.8	0.1	0.1					
2012									1.5	0.1	0.1					
2013									1.3	0.1	0.1					
2014									0.6	0.0	0.0					
Total									41.1	1.9	1.9					



Sproule
ASSOCIATES
LIMITED

2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Ostr EE, Card & BR

GAS 2 - 3-31-39-4/0,7-9,11-10&10-34-40-04W5/2

4.921 Avg Gorri -

(As of April 1, 2003)

Proven Developed Producing

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES					
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	74	0	0	0	0	0	-3	0	0	0	0	0	71
2004	0	0	0	0	74	0	0	0	0	0	-4	0	0	0	0	0	70
2005	0	0	0	0	50	0	0	0	0	0	-3	0	0	0	0	0	47
2006	0	0	0	0	39	0	0	0	0	0	-3	0	0	0	0	0	36
2007	0	0	0	0	33	0	0	0	0	0	-2	0	0	0	0	0	31
2008	0	0	0	0	28	0	0	0	0	0	-2	0	0	0	0	0	26
2009	0	0	0	0	24	0	0	0	0	0	-2	0	0	0	0	0	22
2010	0	0	0	0	20	0	0	0	0	0	-1	0	0	0	0	0	19
2011	0	0	0	0	17	0	0	0	0	0	-1	0	0	0	0	0	16
2012	0	0	0	0	14	0	0	0	0	0	-1	0	0	0	0	0	13
2013	0	0	0	0	12	0	0	0	0	0	-1	0	0	0	0	0	11
2014	0	0	0	0	6	0	0	0	0	0	0	0	0	0	0	0	6
Total	0	0	0	0	392	0	0	0	0	0	-23	0	0	0	0	0	369

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE												
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	71	71	0	0	0	0	0	71	71
2004	0	0	0	0	0	0	0	70	142	0	0	0	0	0	70	142
2005	0	0	0	0	0	0	0	47	188	0	0	0	0	0	47	188
2006	0	0	0	0	0	0	0	36	224	0	0	0	0	0	36	224
2007	0	0	0	0	0	0	0	31	255	0	0	0	0	0	31	255
2008	0	0	0	0	0	0	0	26	281	0	0	0	0	0	26	281
2009	0	0	0	0	0	0	0	22	304	0	0	0	0	0	22	304
2010	0	0	0	0	0	0	0	19	322	0	0	0	0	0	19	322
2011	0	0	0	0	0	0	0	16	338	0	0	0	0	0	16	338
2012	0	0	0	0	0	0	0	13	352	0	0	0	0	0	13	352
2013	0	0	0	0	0	0	0	11	363	0	0	0	0	0	11	363
2014	0	0	0	0	0	0	0	6	369	0	0	0	0	0	6	369
Total	0	0	0	0	0	0	0	369	369	0	0	0	0	0	369	369


Sproule
ASSOCIATES
LIMITED

2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Ostr EE, Card & BR

GAS 2 - 3-31-39-4/0,7-9,11-10&10-34-40-04W5/2

4.921 Avg Gorrl -

(As of April 1, 2003)

Proven Developed Producing

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	0	10	0	0.00	28.0	0.0	0.000	4.921	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2004	0	10	0	0.00	28.0	0.0	0.000	4.921	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2005	0	10	0	0.00	28.0	0.0	0.000	4.921	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2006	0	10	0	0.00	28.0	0.0	0.000	4.921	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2007	0	10	0	0.00	28.0	0.0	0.000	4.921	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2008	0	10	0	0.00	28.0	0.0	0.000	4.921	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2009	0	10	0	0.00	28.0	0.0	0.000	4.921	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2010	0	10	0	0.00	28.0	0.0	0.000	4.921	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2011	0	10	0	0.00	28.0	0.0	0.000	4.921	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2012	0	10	0	0.00	28.0	0.0	0.000	4.921	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2013	0	10	0	0.00	28.0	0.0	0.000	4.921	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2014	0	10	0	0.00	28.0	0.0	0.000	4.921	0.000	0.000	0.000	0.000	0.000	0.000	0.000

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wl-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment		Gross CL41 Investment		Gross Oth Tang Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.300	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2004	0.00	0.305	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2005	0.00	0.309	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2006	0.00	0.314	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2007	0.00	0.318	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2008	0.00	0.323	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2009	0.00	0.328	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2010	0.00	0.333	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2011	0.00	0.338	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2012	0.00	0.343	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2013	0.00	0.348	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2014	0.00	0.353	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
											0	0	0	0	0	0



Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000


Sproule
ASSOCIATES
LIMITED

2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Colony/Notikewin

GAS 3 - 01-32-040-03W5

100% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	0.0	0	554	0.0	0.0	0.0	1.2	1.2	0.0
CO.INT	0.0	0	554	0.0	0.0	0.0	1.2	1.2	0.0
CO.NET	0.0	0	462	0.0	0.0	0.0	0.8	0.8	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	1656	0	0	0	0	1656
8.00	0	1291	0	0	0	0	1291
10.00	0	1225	0	0	0	0	1225
12.00	0	1167	0	0	0	0	1167
15.00	0	1091	0	0	0	0	1091
20.00	0	987	0	0	0	0	987

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	254	0	467	5	101	0	55	0	0	0	316
2004	0	222	0	485	4	97	0	70	0	0	0	323
2005	0	190	0	334	3	60	0	67	0	0	0	210
2006	0	162	0	266	3	43	0	65	0	0	0	161
2007	0	139	0	235	2	35	0	62	0	0	0	140
2008	0	118	0	203	2	28	0	61	0	0	0	117
2009	0	101	0	181	2	23	0	59	0	0	0	100
2010	0	87	0	157	2	18	0	58	0	0	0	82
2011	0	74	0	137	1	15	0	57	0	0	0	66
2012	0	63	0	119	1	12	0	57	0	0	0	52
2013	0	54	0	103	1	10	0	56	0	0	0	39
2014	0	46	0	90	1	8	0	56	0	0	0	27
2015	0	39	0	78	1	6	0	56	0	0	0	17
2016	0	31	0	63	1	5	0	52	0	0	0	7
Total			0	2919	29	460	0	832	1	0	0	1656



2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Colony/Notikewin

GAS 3 - 01-32-040-03W5

100% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003											1.0	254	70	70	54	6.69
2004											1.0	222	81	81	64	5.99
2005											1.0	190	69	69	56	4.81
2006											1.0	162	59	59	49	4.50
2007											1.0	139	51	51	42	4.65
2008											1.0	118	43	43	37	4.70
2009											1.0	101	37	37	32	4.89
2010											1.0	87	32	32	28	4.97
2011											1.0	74	27	27	24	5.06
2012											1.0	63	23	23	21	5.16
2013											1.0	54	20	20	18	5.25
2014											1.0	46	17	17	15	5.34
2015											1.0	39	14	14	13	5.42
2016											0.9	31	11	11	11	5.50
Total													554	554	462	

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003									0.2	0.2	0.1	29.55				
2004									0.2	0.2	0.1	23.22				
2005									0.2	0.2	0.1	20.05				
2006									0.1	0.1	0.1	20.62				
2007									0.1	0.1	0.1	21.77				
2008									0.1	0.1	0.1	22.31				
2009									0.1	0.1	0.1	23.48				
2010									0.1	0.1	0.0	24.05				
2011									0.1	0.1	0.0	24.62				
2012									0.1	0.1	0.0	25.21				
2013									0.0	0.0	0.0	25.80				
2014									0.0	0.0	0.0	26.39				
2015									0.0	0.0	0.0	26.98				
2016									0.0	0.0	0.0	27.58				
Total									1.2	1.2	0.8					


Sproule
ASSOCIATES
LIMITED

2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Colony/Notikewin

GAS 3 - 01-32-040-03W5

100% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	467	5	0	0	0	105	0	0	0	4	0	55	0	0	0	316
2004	0	485	4	0	0	0	101	0	0	0	5	0	70	0	0	0	323
2005	0	334	3	0	0	0	63	0	0	0	4	0	67	0	0	0	210
2006	0	266	3	0	0	0	46	0	0	0	3	0	65	0	0	0	161
2007	0	235	2	0	0	0	38	0	0	0	2	0	62	0	0	0	140
2008	0	203	2	0	0	0	30	0	0	0	2	0	61	0	0	0	117
2009	0	181	2	0	0	0	24	0	0	0	2	0	59	0	0	0	100
2010	0	157	2	0	0	0	19	0	0	0	1	0	58	0	0	0	82
2011	0	137	1	0	0	0	16	0	0	0	1	0	57	0	0	0	66
2012	0	119	1	0	0	0	13	0	0	0	1	0	57	0	0	0	52
2013	0	103	1	0	0	0	10	0	0	0	1	0	56	0	0	0	39
2014	0	90	1	0	0	0	8	0	0	0	1	0	56	0	0	0	27
2015	0	78	1	0	0	0	7	0	0	0	0	0	56	0	0	0	17
2016	0	63	1	0	0	0	5	0	0	0	0	0	52	0	0	0	7
Total	0	2919	29	0	0	0	486	0	0	0	26	0	832	0	1	0	1656

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE												
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	316	316	0	0	0	0	0	316	316
2004	0	0	0	0	0	0	0	323	639	0	0	0	0	0	323	639
2005	0	0	0	0	0	0	0	210	849	0	0	0	0	0	210	849
2006	0	0	0	0	0	0	0	161	1010	0	0	0	0	0	161	1010
2007	0	0	0	0	0	0	0	140	1150	0	0	0	0	0	140	1150
2008	0	0	0	0	0	0	0	117	1266	0	0	0	0	0	117	1266
2009	0	0	0	0	0	0	0	100	1367	0	0	0	0	0	100	1367
2010	0	0	0	0	0	0	0	82	1449	0	0	0	0	0	82	1449
2011	0	0	0	0	0	0	0	66	1515	0	0	0	0	0	66	1515
2012	0	0	0	0	0	0	0	52	1566	0	0	0	0	0	52	1566
2013	0	0	0	0	0	0	0	39	1605	0	0	0	0	0	39	1605
2014	0	0	0	0	0	0	0	27	1632	0	0	0	0	0	27	1632
2015	0	0	0	0	0	0	0	17	1649	0	0	0	0	0	17	1649
2016	0	0	0	0	0	0	0	7	1656	0	0	0	0	0	7	1656
Total	0	0	0	0	0	0	0	1656	1656	0	0	0	0	0	1656	1656


Sproule
ASSOCIATES
LIMITED

2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Colony/Notikewin

GAS 3 - 01-32-040-03W5

100% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	9	10	0	0.00	2.0	0.0	100.000	0.000	0.000	22.022	47.332	0.000	0.000	0.000	0.000
2004	12	10	0	0.00	2.0	0.0	100.000	0.000	0.000	20.440	50.598	0.000	0.000	0.000	0.000
2005	12	10	0	0.00	2.0	0.0	100.000	0.000	0.000	18.505	52.972	0.000	0.000	0.000	0.000
2006	12	10	0	0.00	2.0	0.0	100.000	0.000	0.000	16.804	52.410	0.000	0.000	0.000	0.000
2007	12	10	0	0.00	2.0	0.0	100.000	0.000	0.000	15.454	51.429	0.000	0.000	0.000	0.000
2008	12	10	0	0.00	2.0	0.0	100.000	0.000	0.000	14.145	50.966	0.000	0.000	0.000	0.000
2009	12	10	0	0.00	2.0	0.0	100.000	0.000	0.000	12.976	50.110	0.000	0.000	0.000	0.000
2010	12	10	0	0.00	2.0	0.0	100.000	0.000	0.000	11.874	49.692	0.000	0.000	0.000	0.000
2011	12	10	0	0.00	2.0	0.0	100.000	0.000	0.000	10.905	49.293	0.000	0.000	0.000	0.000
2012	12	10	0	0.00	2.0	0.0	100.000	0.000	0.000	10.063	48.900	0.000	0.000	0.000	0.000
2013	12	10	0	0.00	2.0	0.0	100.000	0.000	0.000	9.380	48.520	0.000	0.000	0.000	0.000
2014	12	10	0	0.00	2.0	0.0	100.000	0.000	0.000	8.731	48.157	0.000	0.000	0.000	0.000
2015	12	10	0	0.00	2.0	0.0	100.000	0.000	0.000	8.186	47.810	0.000	0.000	0.000	0.000
2016	12	10	0	0.00	2.0	0.0	100.000	0.000	0.000	7.723	47.473	0.000	0.000	0.000	0.000

ENGINEERING DETAIL OF REPORTING UNIT *(cont.)*

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wi-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment		Gross CL41 Investment		Gross Oth Tang Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.242	0	3.48	0.00	0.00	0.30	1.00	0.0	0	0	0	0	0	0	0
2004	0.00	0.246	0	3.54	0.00	0.00	0.30	1.02	0.0	0	0	0	0	0	0	0
2005	14.31	0.249	0	3.60	0.00	0.00	0.31	1.03	0.0	0	0	0	0	0	0	0
2006	14.54	0.253	0	3.66	0.00	0.00	0.31	1.05	0.0	0	0	0	0	0	0	0
2007	14.54	0.257	0	3.71	0.00	0.00	0.32	1.06	0.0	0	0	0	0	0	0	0
2008	14.77	0.261	0	3.76	0.00	0.00	0.32	1.08	0.0	0	0	0	0	0	0	0
2009	14.31	0.265	0	3.82	0.00	0.00	0.33	1.09	0.0	0	0	0	0	0	0	0
2010	14.54	0.269	0	3.88	0.00	0.00	0.33	1.11	0.0	0	0	0	0	0	0	0
2011	14.54	0.273	0	3.94	0.00	0.00	0.34	1.13	0.0	0	0	0	0	0	0	0
2012	14.77	0.277	0	3.99	0.00	0.00	0.34	1.14	0.0	0	0	0	0	0	0	0
2013	14.31	0.281	0	4.06	0.00	0.00	0.35	1.16	0.0	0	0	0	0	0	0	0
2014	14.54	0.285	0	4.12	0.00	0.00	0.35	1.18	0.0	0	0	0	0	0	0	0
2015	14.54	0.289	0	4.18	0.00	0.00	0.36	1.20	0.0	0	0	0	0	0	0	0
2016	20.86	0.294	0	4.24	0.00	0.00	0.36	1.21	0.0	0	0	0	0	0	0	0
											0	0	0	0	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000




Sproule
ASSOCIATES
LIMITED

2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Cardium F

GAS 4 - 00/15-01-040-04W5/0

12.5 NPI (50%) + 2.0 Gorri sub to -

(As of April 1, 2003)

Proven Developed Producing

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	0.0	0	303	0.0	0.0	0.0	9.4	9.4	0.0
CO.INT	0.0	0	6	0.0	0.0	0.0	0.2	0.2	0.0
CO.NET	0.0	0	6	0.0	0.0	0.0	0.2	0.2	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	95	0	0	0	0	95
8.00	0	73	0	0	0	0	73
10.00	0	69	0	0	0	0	69
12.00	0	66	0	0	0	0	66
15.00	0	61	0	0	0	0	61
20.00	0	55	0	0	0	0	55

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	2	0	0	5	0	-11	0	0	0	0	16
2004	0	2	0	0	5	0	-11	0	0	0	0	17
2005	0	2	0	0	4	0	-8	0	0	0	0	12
2006	0	2	0	0	3	0	-6	0	0	0	0	9
2007	0	2	0	0	3	0	-5	0	0	0	0	9
2008	0	1	0	0	3	0	-5	0	0	0	0	8
2009	0	1	0	0	3	0	-4	0	0	0	0	7
2010	0	1	0	0	2	0	-4	0	0	0	0	6
2011	0	1	0	0	2	0	-3	0	0	0	0	5
2012	0	1	0	0	2	0	-3	0	0	0	0	5
2013	0	0	0	0	1	0	-1	0	0	0	0	2
Total			0	0	34	0	-61	0	0	0	0	95


Sproule
ASSOCIATES LIMITED

2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Cardium F

GAS 4 - 00/15-01-040-04W5/0

12.5 NPI (50%) + 2.0 Gorri sub to -

(As of April 1, 2003)

Proven Developed Producing

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

YEAR	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003											1.0	97	36	1	1	
2004											1.0	118	43	1	1	
2005											1.0	106	39	1	1	
2006											1.0	95	35	1	1	
2007											1.0	85	31	1	1	
2008											1.0	77	28	1	1	
2009											1.0	69	25	0	0	
2010											1.0	62	22	0	0	
2011											1.0	55	20	0	0	
2012											1.0	50	18	0	0	
2013											0.9	18	6	0	0	
Total													303	6	6	

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

YEAR	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003									1.1	0.0	0.0					
2004									1.3	0.0	0.0					
2005									1.2	0.0	0.0					
2006									1.1	0.0	0.0					
2007									1.0	0.0	0.0					
2008									0.9	0.0	0.0					
2009									0.8	0.0	0.0					
2010									0.7	0.0	0.0					
2011									0.6	0.0	0.0					
2012									0.6	0.0	0.0					
2013									0.2	0.0	0.0					
Total									9.4	0.2	0.2					


Sproule
ASSOCIATES
LIMITED

2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Cardium F

GAS 4 - 00/15-01-040-04W5/0

12.5 NPI (50%) + 2.0 Gorri sub to -

(As of April 1, 2003)

Proven Developed Producing

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	5	0	0	0	0	0	0	0	0	0	0	-11	16
2004	0	0	0	0	6	0	0	0	0	0	0	0	0	0	0	-11	17
2005	0	0	0	0	4	0	0	0	0	0	0	0	0	0	0	-8	12
2006	0	0	0	0	4	0	0	0	0	0	0	0	0	0	0	-6	9
2007	0	0	0	0	3	0	0	0	0	0	0	0	0	0	0	-5	9
2008	0	0	0	0	3	0	0	0	0	0	0	0	0	0	0	-5	8
2009	0	0	0	0	3	0	0	0	0	0	0	0	0	0	0	-4	7
2010	0	0	0	0	3	0	0	0	0	0	0	0	0	0	0	-4	6
2011	0	0	0	0	2	0	0	0	0	0	0	0	0	0	0	-3	5
2012	0	0	0	0	2	0	0	0	0	0	0	0	0	0	0	-3	5
2013	0	0	0	0	1	0	0	0	0	0	0	0	0	0	0	-1	2
Total	0	0	0	0	36	0	0	0	0	0	-2	0	0	0	0	-61	95

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE													
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	16	16	0	0	0	0	0	16	16
2004	0	0	0	0	0	0	0	17	33	0	0	0	0	0	17	33
2005	0	0	0	0	0	0	0	12	45	0	0	0	0	0	12	45
2006	0	0	0	0	0	0	0	9	54	0	0	0	0	0	9	54
2007	0	0	0	0	0	0	0	9	63	0	0	0	0	0	9	63
2008	0	0	0	0	0	0	0	8	70	0	0	0	0	0	8	70
2009	0	0	0	0	0	0	0	7	77	0	0	0	0	0	7	77
2010	0	0	0	0	0	0	0	6	83	0	0	0	0	0	6	83
2011	0	0	0	0	0	0	0	5	89	0	0	0	0	0	5	89
2012	0	0	0	0	0	0	0	5	93	0	0	0	0	0	5	93
2013	0	0	0	0	0	0	0	2	95	0	0	0	0	0	2	95
Total	0	0	0	0	0	0	0	95	95	0	0	0	0	0	95	95


Sproule
ASSOCIATES
LIMITED

2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Cardium F

GAS 4 - 00/15-01-040-04W5/0

12.5 NPI (50%) + 2.0 Gorr sub to -

(As of April 1, 2003)

Proven Developed Producing

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	0	10	0	0.00	28.0	0.0	0.000	2.000	0.000	0.000	0.000	0.000	0.000	0.000	-214.787
2004	0	10	0	0.00	28.0	0.0	0.000	2.000	0.000	0.000	0.000	0.000	0.000	0.000	-208.199
2005	0	10	0	0.00	28.0	0.0	0.000	2.000	0.000	0.000	0.000	0.000	0.000	0.000	-191.965
2006	0	10	0	0.00	28.0	0.0	0.000	2.000	0.000	0.000	0.000	0.000	0.000	0.000	-181.208
2007	0	10	0	0.00	28.0	0.0	0.000	2.000	0.000	0.000	0.000	0.000	0.000	0.000	-176.549
2008	0	10	0	0.00	28.0	0.0	0.000	2.000	0.000	0.000	0.000	0.000	0.000	0.000	-169.270
2009	0	10	0	0.00	28.0	0.0	0.000	2.000	0.000	0.000	0.000	0.000	0.000	0.000	-163.750
2010	0	10	0	0.00	28.0	0.0	0.000	2.000	0.000	0.000	0.000	0.000	0.000	0.000	-154.959
2011	0	10	0	0.00	28.0	0.0	0.000	2.000	0.000	0.000	0.000	0.000	0.000	0.000	-145.127
2012	0	10	0	0.00	28.0	0.0	0.000	2.000	0.000	0.000	0.000	0.000	0.000	0.000	-133.898
2013	0	10	0	0.00	28.0	0.0	0.000	2.000	0.000	0.000	0.000	0.000	0.000	0.000	-124.891

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wi-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment		Gross CL41 Investment		Gross Oth Tang Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.300	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2004	0.00	0.304	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2005	0.00	0.309	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2006	0.00	0.314	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2007	0.00	0.318	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2008	0.00	0.323	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2009	0.00	0.328	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2010	0.00	0.333	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2011	0.00	0.338	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2012	0.00	0.343	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2013	0.00	0.348	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
											0	0	0	0	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000


Sproule
ASSOCIATES
LIMITED

TABLE 3

Gilby West, Alberta, Ellerslie/Nordegg

GAS 5 - 00/14-04-041-03W5/0

66.67% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	0.0	0	1299	0.0	0.0	0.0	29.7	29.7	0.0
CO.INT	0.0	0	866	0.0	0.0	0.0	19.8	19.8	0.0
CO.NET	0.0	0	655	0.0	0.0	0.0	13.4	13.4	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	3126	0	0	0	0	3126
8.00	0	2313	0	0	0	0	2313
10.00	0	2176	0	0	0	0	2176
12.00	0	2056	0	0	0	0	2056
15.00	0	1903	0	0	0	0	1903
20.00	0	1700	0	0	0	0	1700

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	406	0	748	76	242	0	52	3	0	0	527
2004	0	351	0	769	68	245	0	64	3	0	0	526
2005	0	297	0	522	50	162	0	58	3	0	0	349
2006	0	250	0	411	43	123	0	53	2	0	0	276
2007	0	211	0	358	38	101	0	48	2	0	0	244
2008	0	177	0	305	33	81	0	45	2	0	0	211
2009	0	150	0	267	29	66	0	42	1	0	0	187
2010	0	126	0	229	25	52	0	39	1	0	0	162
2011	0	106	0	197	22	42	0	37	1	0	0	139
2012	0	89	0	169	19	33	0	35	1	0	0	119
2013	0	76	0	145	16	27	0	34	1	0	0	100
2014	0	64	0	124	14	21	0	33	1	0	0	84
2015	0	54	0	106	12	17	0	32	1	0	0	69
2016	0	45	0	91	10	14	0	31	0	0	0	56
2017	0	38	0	78	9	11	0	30	0	0	0	45
2018	0	32	0	60	7	8	0	27	0	0	0	32
Total			0	4579	473	1244	0	660	21	0	0	3126


Sproule
ASSOCIATES
LIMITED

2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Ellerslie/Nordegg

GAS 5 - 00/14-04-041-03W5/0

66.67% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003											1.0	610	168	112	78	6.69
2004											1.0	526	193	128	90	5.99
2005											1.0	445	162	108	77	4.81
2006											1.0	375	137	91	66	4.50
2007											1.0	316	115	77	57	4.65
2008											1.0	266	97	65	50	4.70
2009											1.0	225	82	55	43	4.89
2010											1.0	189	69	46	37	4.97
2011											1.0	160	58	39	32	5.06
2012											1.0	134	49	33	28	5.16
2013											1.0	113	41	28	24	5.25
2014											1.0	96	35	23	20	5.34
2015											1.0	81	29	20	17	5.42
2016											1.0	68	25	17	15	5.50
2017											1.0	57	21	14	13	5.58
2018											1.0	48	16	11	10	5.66
Total													1299	866	655	

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003									3.8	2.6	1.7	29.55				
2004									4.4	2.9	2.0	23.22				
2005									3.7	2.5	1.7	20.05				
2006									3.1	2.1	1.4	20.62				
2007									2.6	1.8	1.2	21.77				
2008									2.2	1.5	1.0	22.31				
2009									1.9	1.3	0.9	23.48				
2010									1.6	1.1	0.7	24.05				
2011									1.3	0.9	0.6	24.62				
2012									1.1	0.7	0.5	25.20				
2013									0.9	0.6	0.4	25.80				
2014									0.8	0.5	0.4	26.39				
2015									0.7	0.4	0.3	26.98				
2016									0.6	0.4	0.3	27.58				
2017									0.5	0.3	0.2	28.19				
2018									0.4	0.2	0.2	28.81				
Total									29.7	19.8	13.4					


Sproule
ASSOCIATES
LIMITED

2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Ellerslie/Nordegg

GAS 5 - 00/14-04-041-03W5/0

66.67% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

FORECAST OF REVENUE BEFORE INCOME TAXES

		REVENUE					ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	748	76	0	0	0	251	0	0	0	9	0	52	0	3	0	527
2004	0	769	68	0	0	0	255	0	0	0	11	0	64	0	3	0	526
2005	0	522	50	0	0	0	171	0	0	0	9	0	58	0	3	0	349
2006	0	411	43	0	0	0	130	0	0	0	7	0	53	0	2	0	276
2007	0	358	38	0	0	0	107	0	0	0	6	0	48	0	2	0	244
2008	0	305	33	0	0	0	86	0	0	0	5	0	45	0	2	0	211
2009	0	267	29	0	0	0	70	0	0	0	4	0	42	0	1	0	187
2010	0	229	25	0	0	0	55	0	0	0	3	0	39	0	1	0	162
2011	0	197	22	0	0	0	44	0	0	0	2	0	37	0	1	0	139
2012	0	169	19	0	0	0	35	0	0	0	2	0	35	0	1	0	119
2013	0	145	16	0	0	0	28	0	0	0	1	0	34	0	1	0	100
2014	0	124	14	0	0	0	22	0	0	0	1	0	33	0	1	0	84
2015	0	106	12	0	0	0	18	0	0	0	1	0	32	0	1	0	69
2016	0	91	10	0	0	0	14	0	0	0	1	0	31	0	0	0	56
2017	0	78	9	0	0	0	12	0	0	0	1	0	30	0	0	0	45
2018	0	60	7	0	0	0	9	0	0	0	0	0	27	0	0	0	32
Total	0	4579	473	0	0	0	1307	0	0	0	63	0	660	0	21	0	3126

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE												
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	527	527	0	0	0	0	0	527	527
2004	0	0	0	0	0	0	0	526	1053	0	0	0	0	0	526	1053
2005	0	0	0	0	0	0	0	349	1403	0	0	0	0	0	349	1403
2006	0	0	0	0	0	0	0	276	1679	0	0	0	0	0	276	1679
2007	0	0	0	0	0	0	0	244	1923	0	0	0	0	0	244	1923
2008	0	0	0	0	0	0	0	211	2133	0	0	0	0	0	211	2133
2009	0	0	0	0	0	0	0	187	2321	0	0	0	0	0	187	2321
2010	0	0	0	0	0	0	0	162	2482	0	0	0	0	0	162	2482
2011	0	0	0	0	0	0	0	139	2621	0	0	0	0	0	139	2621
2012	0	0	0	0	0	0	0	119	2740	0	0	0	0	0	119	2740
2013	0	0	0	0	0	0	0	100	2840	0	0	0	0	0	100	2840
2014	0	0	0	0	0	0	0	84	2924	0	0	0	0	0	84	2924
2015	0	0	0	0	0	0	0	69	2993	0	0	0	0	0	69	2993
2016	0	0	0	0	0	0	0	56	3049	0	0	0	0	0	56	3049
2017	0	0	0	0	0	0	0	45	3094	0	0	0	0	0	45	3094
2018	0	0	0	0	0	0	0	32	3126	0	0	0	0	0	32	3126
Total	0	0	0	0	0	0	0	3126	3126	0	0	0	0	0	3126	3126


Sproule
ASSOCIATES
LIMITED

2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Ellerslie/Nordegg

GAS 5 - 00/14-04-041-03W5/0

66.67% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	9	10	0	0.00	20.6	0.0	66.670	0.000	0.000	28.744	47.332	0.000	0.000	0.000	0.000
2004	12	10	0	0.00	20.6	0.0	66.670	0.000	0.000	28.680	50.598	0.000	0.000	0.000	0.000
2005	12	10	0	0.00	20.6	0.0	66.670	0.000	0.000	27.664	52.972	0.000	0.000	0.000	0.000
2006	12	10	0	0.00	20.6	0.0	66.670	0.000	0.000	26.116	52.410	0.000	0.000	0.000	0.000
2007	12	10	0	0.00	20.6	0.0	66.670	0.000	0.000	24.503	51.429	0.000	0.000	0.000	0.000
2008	12	10	0	0.00	20.6	0.0	66.670	0.000	0.000	22.583	50.966	0.000	0.000	0.000	0.000
2009	12	10	0	0.00	20.6	0.0	66.670	0.000	0.000	20.637	50.110	0.000	0.000	0.000	0.000
2010	12	10	0	0.00	20.6	0.0	66.670	0.000	0.000	18.677	49.692	0.000	0.000	0.000	0.000
2011	12	10	0	0.00	20.6	0.0	66.670	0.000	0.000	16.866	49.293	0.000	0.000	0.000	0.000
2012	12	10	0	0.00	20.6	0.0	66.670	0.000	0.000	15.231	48.900	0.000	0.000	0.000	0.000
2013	12	10	0	0.00	20.6	0.0	66.670	0.000	0.000	13.858	48.520	0.000	0.000	0.000	0.000
2014	12	10	0	0.00	20.6	0.0	66.670	0.000	0.000	12.559	48.157	0.000	0.000	0.000	0.000
2015	12	10	0	0.00	20.6	0.0	66.670	0.000	0.000	11.447	47.810	0.000	0.000	0.000	0.000
2016	12	10	0	0.00	20.6	0.0	66.670	0.000	0.000	10.462	47.473	0.000	0.000	0.000	0.000
2017	12	10	0	0.00	20.6	0.0	66.670	0.000	0.000	9.645	47.146	0.000	0.000	0.000	0.000
2018	11	10	0	0.00	20.6	0.0	66.670	0.000	0.000	8.962	46.828	0.000	0.000	0.000	0.000

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wl-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment		Gross CL41 Investment		Gross Oth Tang Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.242	0	2.49	0.00	0.00	0.30	1.00	0.0	0	0	0	0	0	0	0
2004	0.00	0.246	0	2.53	0.00	0.00	0.30	1.02	0.0	0	0	0	0	0	0	0
2005	15.47	0.249	0	2.57	0.00	0.00	0.31	1.03	0.0	0	0	0	0	0	0	0
2006	15.71	0.253	0	2.61	0.00	0.00	0.31	1.05	0.0	0	0	0	0	0	0	0
2007	15.71	0.257	0	2.65	0.00	0.00	0.32	1.06	0.0	0	0	0	0	0	0	0
2008	15.94	0.261	0	2.68	0.00	0.00	0.32	1.08	0.0	0	0	0	0	0	0	0
2009	15.47	0.265	0	2.73	0.00	0.00	0.33	1.09	0.0	0	0	0	0	0	0	0
2010	15.71	0.269	0	2.77	0.00	0.00	0.33	1.11	0.0	0	0	0	0	0	0	0
2011	15.71	0.273	0	2.81	0.00	0.00	0.34	1.13	0.0	0	0	0	0	0	0	0
2012	15.94	0.277	0	2.85	0.00	0.00	0.34	1.14	0.0	0	0	0	0	0	0	0
2013	15.47	0.281	0	2.90	0.00	0.00	0.35	1.16	0.0	0	0	0	0	0	0	0
2014	15.71	0.285	0	2.94	0.00	0.00	0.35	1.18	0.0	0	0	0	0	0	0	0
2015	15.71	0.289	0	2.99	0.00	0.00	0.36	1.20	0.0	0	0	0	0	0	0	0
2016	15.94	0.294	0	3.02	0.00	0.00	0.36	1.21	0.0	0	0	0	0	0	0	0
2017	15.47	0.298	0	3.08	0.00	0.00	0.37	1.23	0.0	0	0	0	0	0	0	0
2018	16.31	0.303	0	3.13	0.00	0.00	0.38	1.25	0.0	0	0	0	0	0	0	0
											0	0	0	0	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000


Sproule
ASSOCIATES
LIMITED

2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Glauc A & Ostr Z

GAS 6 - 01-21, 04-22&10-30-039-04W5/0

6.276 Avg% WI sub to NC + 3.7 Gorr

(As of April 1, 2003)

Proven Developed Producing

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	0.0	0	972	0.0	0.0	0.0	30.2	30.2	0.0
CO.INT	0.0	0	61	0.0	0.0	0.0	1.9	1.9	0.0
CO.NET	0.0	0	49	0.0	0.0	0.0	1.2	1.2	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	223	0	0	0	0	223
8.00	0	188	0	0	0	0	188
10.00	0	181	0	0	0	0	181
12.00	0	175	0	0	0	0	175
15.00	0	166	0	0	0	0	166
20.00	0	154	0	0	0	0	154

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	42	0	77	11	20	3	8	0	0	0	57
2004	0	34	0	76	10	18	3	10	0	0	0	54
2005	0	28	0	49	7	11	2	9	0	0	0	34
2006	0	22	0	36	6	7	1	9	0	0	0	24
2007	0	18	0	30	5	6	1	8	0	0	0	20
2008	0	14	0	24	4	4	1	8	0	0	0	15
2009	0	11	0	20	3	3	1	8	0	0	0	12
2010	0	8	0	14	2	2	1	6	0	0	0	7
Total			0	326	49	71	13	66	2	0	0	223


Sproule
ASSOCIATES LIMITED

2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Glauc A & Ostr Z

GAS 6 - 01-21, 04-22&10-30-039-04W5/0

6.276 Avg% WI sub to NC + 3.7 Gorr

(As of April 1, 2003)

Proven Developed Producing

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003											3.0	664	183	11	9	6.69
2004											3.0	549	201	13	10	5.99
2005											3.0	441	161	10	8	4.81
2006											3.0	353	129	8	7	4.50
2007											3.0	283	103	6	5	4.65
2008											3.0	226	83	5	4	4.70
2009											3.0	182	66	4	4	4.89
2010											2.7	135	45	3	2	4.97
Total													972	61	49	

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003									5.7	0.4	0.2	31.90				
2004									6.3	0.4	0.3	25.57				
2005									5.0	0.3	0.2	22.40				
2006									4.0	0.3	0.2	22.97				
2007									3.2	0.2	0.1	24.12				
2008									2.6	0.2	0.1	24.66				
2009									2.1	0.1	0.1	25.83				
2010									1.4	0.1	0.1	26.40				
Total									30.2	1.9	1.2					


Sproule
ASSOCIATES
LIMITED

TABLE 3

Gilby West, Alberta, Glauc A & Ostr Z

GAS 6 - 01-21, 04-22&10-30-039-04W5/0

6.276 Avg% WI sub to NC + 3.7 Gorr

(As of April 1, 2003)

Proven Developed Producing

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	77	11	0	0	0	21	0	3	0	1	0	8	0	0	0	57
2004	0	76	10	0	0	0	18	0	3	0	1	0	10	0	0	0	54
2005	0	49	7	0	0	0	11	0	2	0	1	0	9	0	0	0	34
2006	0	36	6	0	0	0	8	0	2	0	0	0	9	0	0	0	24
2007	0	30	5	0	0	0	6	0	1	0	0	0	8	0	0	0	20
2008	0	24	4	0	0	0	5	0	1	0	0	0	8	0	0	0	15
2009	0	20	3	0	0	0	4	0	1	0	0	0	8	0	0	0	12
2010	0	14	2	0	0	0	2	0	1	0	0	0	6	0	0	0	7
Total	0	326	49	0	0	0	74	0	14	0	4	0	66	0	2	0	223

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE												
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	57	57	0	0	0	0	0	57	57
2004	0	0	0	0	0	0	0	54	111	0	0	0	0	0	54	111
2005	0	0	0	0	0	0	0	34	145	0	0	0	0	0	34	145
2006	0	0	0	0	0	0	0	24	169	0	0	0	0	0	24	169
2007	0	0	0	0	0	0	0	20	189	0	0	0	0	0	20	189
2008	0	0	0	0	0	0	0	15	204	0	0	0	0	0	15	204
2009	0	0	0	0	0	0	0	12	215	0	0	0	0	0	12	215
2010	0	0	0	0	0	0	0	7	223	0	0	0	0	0	7	223
Total	0	0	0	0	0	0	0	223	223	0	0	0	0	0	223	223


Sproule
ASSOCIATES
LIMITED

TABLE 3

Gilby West, Alberta, Glauc A & Ostr Z

GAS 6 - 01-21, 04-22&10-30-039-04W5/0

6.276 Avg% WI sub to NC + 3.7 Gorr

(As of April 1, 2003)

Proven Developed Producing

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	9	10	0	0.00	28.0	0.0	6.276	0.000	0.000	20.440	43.845	0.000	3.700	0.000	0.000
2004	12	10	0	0.00	28.0	0.0	6.276	0.000	0.000	18.320	45.949	0.000	3.700	0.000	0.000
2005	12	10	0	0.00	28.0	0.0	6.276	0.000	0.000	15.937	47.414	0.000	3.700	0.000	0.000
2006	12	10	0	0.00	28.0	0.0	6.276	0.000	0.000	13.942	47.047	0.000	3.700	0.000	0.000
2007	12	10	0	0.00	28.0	0.0	6.276	0.000	0.000	12.403	46.418	0.000	3.700	0.000	0.000
2008	12	10	0	0.00	28.0	0.0	6.276	0.000	0.000	11.042	46.109	0.000	3.700	0.000	0.000
2009	12	10	0	0.00	28.0	0.0	6.276	0.000	0.000	9.910	45.552	0.000	3.700	0.000	0.000
2010	11	10	0	0.00	28.0	0.0	6.276	0.000	0.000	8.997	45.269	0.000	3.700	0.000	0.000

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wl-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment		Gross CL41 Investment		Gross Oth Tang Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.242	0	2.49	0.00	0.00	0.30	1.00	0.0	0	0	0	0	0	0	0
2004	0.00	0.246	0	2.53	0.00	0.00	0.30	1.02	0.0	0	0	0	0	0	0	0
2005	19.65	0.249	0	2.57	0.00	0.00	0.31	1.03	0.0	0	0	0	0	0	0	0
2006	19.87	0.253	0	2.61	0.00	0.00	0.31	1.05	0.0	0	0	0	0	0	0	0
2007	19.87	0.257	0	2.65	0.00	0.00	0.32	1.06	0.0	0	0	0	0	0	0	0
2008	20.09	0.261	0	2.68	0.00	0.00	0.32	1.08	0.0	0	0	0	0	0	0	0
2009	19.65	0.265	0	2.73	0.00	0.00	0.33	1.09	0.0	0	0	0	0	0	0	0
2010	25.62	0.269	0	2.77	0.00	0.00	0.33	1.11	0.0	0	0	0	0	0	0	0
											0	0	0	0	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000


Sproule
ASSOCIATES
LIMITED

TABLE 3

Gilby West, Alberta, Glauc A, Ostr Z,BR & Card

GAS 7 - 06-16, 10-23&06-32-039-04W5/0

6.25% WI sub to NC (89.5%), 18.125 FG (10.5%)

(As of April 1, 2003)

Proven Developed Producing

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	0.0	0	5206	0.0	0.0	0.0	178.7	178.7	0.0
CO.INT	0.0	0	325	0.0	0.0	0.0	11.2	11.2	0.0
CO.NET	0.0	0	256	0.0	0.0	0.0	7.8	7.8	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	1273	0	0	0	0	1273
8.00	0	744	0	0	0	0	744
10.00	0	674	0	0	0	0	674
12.00	0	617	0	0	0	0	617
15.00	0	550	0	0	0	0	550
20.00	0	468	0	0	0	0	468

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	84	0	156	24	48	3	12	1	0	0	116
2004	0	78	0	172	24	51	4	15	1	0	0	125
2005	0	71	0	127	19	37	3	15	1	0	0	90
2006	0	65	0	109	18	31	2	14	1	0	0	78
2007	0	60	0	103	17	29	2	14	1	0	0	74
2008	0	55	0	95	16	26	2	13	1	0	0	69
2009	0	50	0	91	15	24	2	13	1	0	0	66
2010	0	46	0	84	14	22	2	12	1	0	0	62
2011	0	42	0	79	14	19	2	12	1	0	0	58
2012	0	38	0	73	13	17	2	12	1	0	0	55
2013	0	35	0	68	12	16	1	12	1	0	0	51
2014	0	32	0	64	11	14	1	11	0	0	0	47
2015	0	30	0	59	10	13	1	11	0	0	0	44
2016	0	27	0	55	10	11	1	11	0	0	0	41
2017	0	25	0	51	9	10	1	11	0	0	0	38
2018	0	23	0	47	8	9	1	10	0	0	0	35
2019	0	21	0	44	8	8	1	10	0	0	0	32
2020	0	19	0	41	7	7	1	10	0	0	0	29
2021	0	17	0	38	7	7	1	10	0	0	0	27
2022	0	16	0	35	6	6	1	10	0	0	0	24
Subt			0	1589	263	407	34	239	11	0	0	1161
7yr			0	178	33	28	4	66	1	0	0	112
Total			0	1767	296	435	37	305	13	0	0	1273


Sproule
ASSOCIATES
LIMITED

2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Glauc A, Ostr Z,BR & Card

GAS 7 - 06-16, 10-23&06-32-039-04W5/0

6.25% WI sub to NC (89.5%), 18.125 FG (10.5%)

(As of April 1, 2003)

Proven Developed Producing

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003											3.0	1344	370	23	17	6.74
2004											3.0	1246	456	29	21	6.04
2005											3.0	1144	418	26	19	4.86
2006											3.0	1047	382	24	18	4.55
2007											3.0	959	350	22	16	4.70
2008											3.0	875	320	20	15	4.75
2009											3.0	803	293	18	14	4.94
2010											3.0	735	268	17	13	5.02
2011											3.0	673	246	15	12	5.11
2012											3.0	614	225	14	11	5.21
2013											3.0	564	206	13	10	5.30
2014											3.0	516	189	12	10	5.39
2015											3.0	473	173	11	9	5.47
2016											3.0	431	158	10	8	5.55
2017											3.0	396	145	9	8	5.63
2018											3.0	362	132	8	7	5.71
2019											3.0	332	121	8	6	5.79
2020											3.0	303	111	7	6	5.87
2021											3.0	278	102	6	6	5.96
2022											3.0	254	93	6	5	6.04
Subt													4758	297	231	
7yr													448	28	25	
Total													5206	325	256	

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003									12.7	0.8	0.5	30.54				
2004									15.7	1.0	0.7	24.21				
2005									14.3	0.9	0.6	21.04				
2006									13.1	0.8	0.6	21.61				
2007									12.0	0.8	0.5	22.76				
2008									11.0	0.7	0.5	23.30				
2009									10.1	0.6	0.4	24.47				
2010									9.2	0.6	0.4	25.04				
2011									8.4	0.5	0.4	25.61				
2012									7.7	0.5	0.3	26.19				
2013									7.1	0.4	0.3	26.79				
2014									6.5	0.4	0.3	27.38				
2015									5.9	0.4	0.3	27.97				
2016									5.4	0.3	0.2	28.57				
2017									5.0	0.3	0.2	29.18				
2018									4.5	0.3	0.2	29.80				
2019									4.2	0.3	0.2	30.42				
2020									3.8	0.2	0.2	31.06				
2021									3.5	0.2	0.2	31.71				
2022									3.2	0.2	0.1	32.36				
Subt									163.4	10.2	7.1					
7yr									15.4	1.0	0.7					
Total									178.7	11.2	7.8					


Sproule
ASSOCIATES
LIMITED

2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Glauc A, Ostr Z,BR & Card

GAS 7 - 06-16, 10-23&06-32-039-04W5/0

6.25% WI sub to NC (89.5%), 18.125 FG (10.5%)

(As of April 1, 2003)

Proven Developed Producing

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	156	24	0	0	0	49	3	0	0	2	1	12	0	1	0	116
2004	0	172	24	0	0	0	52	4	0	0	2	1	15	0	1	0	125
2005	0	127	19	0	0	0	38	3	0	0	2	1	15	0	1	0	90
2006	0	109	18	0	0	0	32	2	0	0	2	1	14	0	1	0	78
2007	0	103	17	0	0	0	30	2	0	0	2	1	14	0	1	0	74
2008	0	95	16	0	0	0	27	2	0	0	1	1	13	0	1	0	69
2009	0	91	15	0	0	0	25	2	0	0	1	0	13	0	1	0	66
2010	0	84	14	0	0	0	22	2	0	0	1	0	12	0	1	0	62
2011	0	79	14	0	0	0	20	2	0	0	1	0	12	0	1	0	58
2012	0	73	13	0	0	0	18	2	0	0	1	0	12	0	1	0	55
2013	0	68	12	0	0	0	16	2	0	0	1	0	12	0	1	0	51
2014	0	64	11	0	0	0	15	1	0	0	1	0	11	0	0	0	47
2015	0	59	10	0	0	0	13	1	0	0	1	0	11	0	0	0	44
2016	0	55	10	0	0	0	12	1	0	0	1	0	11	0	0	0	41
2017	0	51	9	0	0	0	11	1	0	0	1	0	11	0	0	0	38
2018	0	47	8	0	0	0	9	1	0	0	1	0	10	0	0	0	35
2019	0	44	8	0	0	0	9	1	0	0	0	0	10	0	0	0	32
2020	0	41	7	0	0	0	8	1	0	0	0	0	10	0	0	0	29
2021	0	38	7	0	0	0	7	1	0	0	0	0	10	0	0	0	27
2022	0	35	6	0	0	0	6	1	0	0	0	0	10	0	0	0	24
Subt	0	1589	263	0	0	0	418	35	0	0	21	8	239	0	11	0	1161
7yr	0	178	33	0	0	0	29	4	0	0	2	0	66	0	1	0	112
Total	0	1767	296	0	0	0	447	39	0	0	23	9	305	0	13	0	1273

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE												
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	116	116	0	0	0	0	0	116	116
2004	0	0	0	0	0	0	0	125	240	0	0	0	0	0	125	240
2005	0	0	0	0	0	0	0	90	331	0	0	0	0	0	90	331
2006	0	0	0	0	0	0	0	78	408	0	0	0	0	0	78	408
2007	0	0	0	0	0	0	0	74	483	0	0	0	0	0	74	483
2008	0	0	0	0	0	0	0	69	552	0	0	0	0	0	69	552
2009	0	0	0	0	0	0	0	66	618	0	0	0	0	0	66	618
2010	0	0	0	0	0	0	0	62	680	0	0	0	0	0	62	680
2011	0	0	0	0	0	0	0	58	738	0	0	0	0	0	58	738
2012	0	0	0	0	0	0	0	55	793	0	0	0	0	0	55	793
2013	0	0	0	0	0	0	0	51	844	0	0	0	0	0	51	844
2014	0	0	0	0	0	0	0	47	891	0	0	0	0	0	47	891
2015	0	0	0	0	0	0	0	44	935	0	0	0	0	0	44	935
2016	0	0	0	0	0	0	0	41	976	0	0	0	0	0	41	976
2017	0	0	0	0	0	0	0	38	1014	0	0	0	0	0	38	1014
2018	0	0	0	0	0	0	0	35	1048	0	0	0	0	0	35	1048
2019	0	0	0	0	0	0	0	32	1080	0	0	0	0	0	32	1080
2020	0	0	0	0	0	0	0	29	1110	0	0	0	0	0	29	1110
2021	0	0	0	0	0	0	0	27	1136	0	0	0	0	0	27	1136
2022	0	0	0	0	0	0	0	24	1161	0	0	0	0	0	24	1161
Subt	0	0	0	0	0	0	0	1161	1161	0	0	0	0	0	1161	1161
7yr	0	0	0	0	0	0	0	112	1273	0	0	0	0	0	112	1273
Total	0	0	0	0	0	0	0	1273	1273	0	0	0	0	0	1273	1273


Sproule
ASSOCIATES
LIMITED

2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Glauc A, Ostr Z,BR & Card

GAS 7 - 06-16, 10-23&06-32-039-04W5/0

6.25% WI sub to NC (89.5%), 18.125 FG (10.5%)

(As of April 1, 2003)

Proven Developed Producing

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	9	10	0	0.00	30.9	0.0	6.250	0.000	0.000	24.914	40.989	1.903	0.000	0.604	0.000
2004	12	10	0	0.00	30.9	0.0	6.250	0.000	0.000	24.378	43.434	1.903	0.000	0.599	0.000
2005	12	10	0	0.00	30.9	0.0	6.250	0.000	0.000	23.376	45.179	1.903	0.000	0.569	0.000
2006	12	10	0	0.00	30.9	0.0	6.250	0.000	0.000	22.463	44.758	1.903	0.000	0.540	0.000
2007	12	10	0	0.00	30.9	0.0	6.250	0.000	0.000	21.800	44.027	1.903	0.000	0.517	0.000
2008	12	10	0	0.00	30.9	0.0	6.250	0.000	0.000	20.973	43.676	1.903	0.000	0.493	0.000
2009	12	10	0	0.00	30.9	0.0	6.250	0.000	0.000	20.114	43.034	1.903	0.000	0.470	0.000
2010	12	10	0	0.00	30.9	0.0	6.250	0.000	0.000	19.152	42.716	1.903	0.000	0.447	0.000
2011	12	10	0	0.00	30.9	0.0	6.250	0.000	0.000	18.208	42.412	1.903	0.000	0.424	0.000
2012	12	10	0	0.00	30.9	0.0	6.250	0.000	0.000	17.298	42.112	1.903	0.000	0.401	0.000
2013	12	10	0	0.00	30.9	0.0	6.250	0.000	0.000	16.514	41.821	1.903	0.000	0.381	0.000
2014	12	10	0	0.00	30.9	0.0	6.250	0.000	0.000	15.657	41.542	1.903	0.000	0.360	0.000
2015	12	10	0	0.00	30.9	0.0	6.250	0.000	0.000	14.871	41.276	1.903	0.000	0.340	0.000
2016	12	10	0	0.00	30.9	0.0	6.250	0.000	0.000	14.098	41.017	1.903	0.000	0.321	0.000
2017	12	10	0	0.00	30.9	0.0	6.250	0.000	0.000	13.418	40.764	1.903	0.000	0.304	0.000
2018	12	10	0	0.00	30.9	0.0	6.250	0.000	0.000	12.751	40.519	1.903	0.000	0.287	0.000
2019	12	10	0	0.00	30.9	0.0	6.250	0.000	0.000	12.125	40.280	1.903	0.000	0.272	0.000
2020	12	10	0	0.00	30.9	0.0	6.250	0.000	0.000	11.516	40.047	1.903	0.000	0.257	0.000
2021	12	10	0	0.00	30.9	0.0	6.250	0.000	0.000	10.988	39.821	1.903	0.000	0.244	0.000
2022	12	10	0	0.00	30.9	0.0	6.250	0.000	0.000	10.476	39.600	1.903	0.000	0.231	0.000
7YR					30.9										

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wl-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	— Gross Intang — — Investment —		— Gross CL41 — — Investment —		— Gross Oth Tang — — Investment —	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.242	0	2.49	0.00	0.00	0.30	1.00	0.0	0	0	0	0	0	0	0
2004	0.00	0.246	0	2.53	0.00	0.00	0.30	1.01	0.0	0	0	0	0	0	0	0
2005	8.21	0.249	0	2.57	0.00	0.00	0.31	1.03	0.0	0	0	0	0	0	0	0
2006	8.46	0.253	0	2.61	0.00	0.00	0.31	1.05	0.0	0	0	0	0	0	0	0
2007	8.46	0.257	0	2.65	0.00	0.00	0.32	1.06	0.0	0	0	0	0	0	0	0
2008	8.71	0.261	0	2.68	0.00	0.00	0.32	1.08	0.0	0	0	0	0	0	0	0
2009	8.21	0.265	0	2.73	0.00	0.00	0.33	1.09	0.0	0	0	0	0	0	0	0
2010	8.46	0.269	0	2.77	0.00	0.00	0.33	1.11	0.0	0	0	0	0	0	0	0
2011	8.46	0.273	0	2.81	0.00	0.00	0.34	1.13	0.0	0	0	0	0	0	0	0
2012	8.71	0.277	0	2.85	0.00	0.00	0.34	1.14	0.0	0	0	0	0	0	0	0
2013	8.21	0.281	0	2.90	0.00	0.00	0.35	1.16	0.0	0	0	0	0	0	0	0
2014	8.46	0.285	0	2.94	0.00	0.00	0.35	1.18	0.0	0	0	0	0	0	0	0
2015	8.46	0.289	0	2.99	0.00	0.00	0.36	1.20	0.0	0	0	0	0	0	0	0
2016	8.71	0.294	0	3.02	0.00	0.00	0.36	1.21	0.0	0	0	0	0	0	0	0
2017	8.21	0.298	0	3.08	0.00	0.00	0.37	1.23	0.0	0	0	0	0	0	0	0
2018	8.46	0.303	0	3.12	0.00	0.00	0.38	1.25	0.0	0	0	0	0	0	0	0
2019	8.46	0.307	0	3.17	0.00	0.00	0.38	1.27	0.0	0	0	0	0	0	0	0
2020	8.71	0.312	0	3.21	0.00	0.00	0.39	1.29	0.0	0	0	0	0	0	0	0
2021	8.21	0.316	0	3.27	0.00	0.00	0.39	1.31	0.0	0	0	0	0	0	0	0
2022	8.46	0.321	0	3.32	0.00	0.00	0.40	1.33	0.0	0	0	0	0	0	0	0
											0	0	0	0	0	0
7YR	63.61			2.45							0	0	0	0	0	0
											0	0	0	0	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000



Sproule
ASSOCIATES LIMITED

2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Glauc A, Ost Z & BQ C

GAS 8 - 5 Wells Twp 39-40, Rges 3 & 4W5

12.5% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	0.0	0	11132	0.0	0.0	0.0	348.8	348.8	0.0
CO.INT	0.0	0	1392	0.0	0.0	0.0	43.6	43.6	0.0
CO.NET	0.0	0	1072	0.0	0.0	0.0	29.6	29.6	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	4997	0	0	0	0	4997
8.00	0	2862	0	0	0	0	2862
10.00	0	2589	0	0	0	0	2589
12.00	0	2369	0	0	0	0	2369
15.00	0	2107	0	0	0	0	2107
20.00	0	1794	0	0	0	0	1794

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	336	0	628	86	211	0	53	3	0	0	447
2004	0	313	0	697	83	229	0	68	4	0	0	479
2005	0	288	0	516	66	167	0	66	3	0	0	345
2006	0	264	0	443	62	143	0	64	3	0	0	296
2007	0	242	0	420	60	134	0	62	3	0	0	282
2008	0	222	0	390	57	121	0	61	3	0	0	262
2009	0	204	0	372	55	113	0	59	3	0	0	252
2010	0	188	0	347	52	102	0	58	2	0	0	237
2011	0	172	0	325	48	92	0	57	2	0	0	222
2012	0	158	0	304	46	83	0	55	2	0	0	208
2013	0	145	0	283	43	75	0	54	2	0	0	194
2014	0	133	0	265	40	68	0	54	2	0	0	182
2015	0	122	0	246	38	61	0	53	2	0	0	169
2016	0	112	0	229	35	55	0	52	2	0	0	156
2017	0	103	0	214	33	49	0	51	1	0	0	145
2018	0	95	0	199	31	44	0	51	1	0	0	133
2019	0	87	0	185	29	40	0	51	1	0	0	123
2020	0	79	0	172	27	36	0	50	1	0	0	112
2021	0	73	0	160	26	32	0	50	1	0	0	103
2022	0	67	0	149	24	29	0	50	1	0	0	93
Subt			0	6546	942	1885	0	1119	42	0	0	4442
13yr			0	1176	197	199	0	612	8	0	0	555
Total			0	7722	1139	2083	0	1731	50	0	0	4997


Sproule
ASSOCIATES
LIMITED

2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Glauc A, Ost Z & BQ C

GAS 8 - 5 Wells Twp 39-40, Rges 3 & 4W5

12.5% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003											5.0	2690	740	93	65	6.79
2004											5.0	2501	916	114	80	6.09
2005											5.0	2302	841	105	74	4.91
2006											5.0	2113	772	96	69	4.60
2007											5.0	1940	708	89	64	4.75
2008											5.0	1776	650	81	59	4.80
2009											5.0	1634	597	75	55	4.99
2010											5.0	1500	548	68	51	5.07
2011											5.0	1377	503	63	48	5.16
2012											5.0	1261	462	58	44	5.26
2013											5.0	1160	424	53	41	5.35
2014											5.0	1065	389	49	38	5.44
2015											5.0	978	357	45	36	5.52
2016											5.0	895	328	41	33	5.60
2017											5.0	824	301	38	31	5.68
2018											5.0	756	276	35	29	5.76
2019											5.0	694	253	32	27	5.84
2020											5.0	635	233	29	25	5.92
2021											5.0	585	214	27	23	6.01
2022											5.0	537	196	25	21	6.09
Subt													9707	1213	913	
13yr													1425	178	159	
Total													11132	1392	1072	

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003									23.2	2.9	2.0	29.55				
2004									28.7	3.6	2.4	23.22				
2005									26.3	3.3	2.2	20.05				
2006									24.2	3.0	2.1	20.62				
2007									22.2	2.8	1.9	21.77				
2008									20.4	2.5	1.7	22.31				
2009									18.7	2.3	1.6	23.48				
2010									17.2	2.1	1.5	24.05				
2011									15.8	2.0	1.3	24.62				
2012									14.5	1.8	1.2	25.20				
2013									13.3	1.7	1.1	25.80				
2014									12.2	1.5	1.0	26.39				
2015									11.2	1.4	1.0	26.98				
2016									10.3	1.3	0.9	27.58				
2017									9.4	1.2	0.8	28.19				
2018									8.7	1.1	0.7	28.81				
2019									7.9	1.0	0.7	29.43				
2020									7.3	0.9	0.6	30.07				
2021									6.7	0.8	0.6	30.72				
2022									6.1	0.8	0.5	31.37				
Subt									304.2	38.0	25.8					
13yr									44.7	5.6	3.8					
Total									348.8	43.6	29.6					


Sproule
ASSOCIATES
LIMITED

2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Glauc A, Ost Z & BQ C

GAS 8 - 5 Wells Twp 39-40, Rges 3 & 4W5

12.5% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	628	86	0	0	0	218	0	0	0	8	0	53	0	3	0	447
2004	0	697	83	0	0	0	238	0	0	0	9	0	68	0	4	0	479
2005	0	516	66	0	0	0	176	0	0	0	9	0	66	0	3	0	345
2006	0	443	62	0	0	0	151	0	0	0	8	0	64	0	3	0	296
2007	0	420	60	0	0	0	141	0	0	0	7	0	62	0	3	0	282
2008	0	390	57	0	0	0	128	0	0	0	7	0	61	0	3	0	262
2009	0	372	55	0	0	0	119	0	0	0	6	0	59	0	3	0	252
2010	0	347	52	0	0	0	107	0	0	0	5	0	58	0	2	0	237
2011	0	325	48	0	0	0	97	0	0	0	5	0	57	0	2	0	222
2012	0	304	46	0	0	0	88	0	0	0	4	0	55	0	2	0	208
2013	0	283	43	0	0	0	79	0	0	0	4	0	54	0	2	0	194
2014	0	265	40	0	0	0	71	0	0	0	4	0	54	0	2	0	182
2015	0	246	38	0	0	0	64	0	0	0	3	0	53	0	2	0	169
2016	0	229	35	0	0	0	58	0	0	0	3	0	52	0	2	0	156
2017	0	214	33	0	0	0	52	0	0	0	3	0	51	0	1	0	145
2018	0	199	31	0	0	0	47	0	0	0	2	0	51	0	1	0	133
2019	0	185	29	0	0	0	42	0	0	0	2	0	51	0	1	0	123
2020	0	172	27	0	0	0	38	0	0	0	2	0	50	0	1	0	112
2021	0	160	26	0	0	0	34	0	0	0	2	0	50	0	1	0	103
2022	0	149	24	0	0	0	31	0	0	0	2	0	50	0	1	0	93
Subt	0	6546	942	0	0	0	1978	0	0	0	94	0	1119	0	42	0	4442
13yr	0	1176	197	0	0	0	209	0	0	0	10	0	612	0	8	0	555
Total	0	7722	1139	0	0	0	2187	0	0	0	104	0	1731	0	50	0	4997

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE												
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	447	447	0	0	0	0	0	447	447
2004	0	0	0	0	0	0	0	479	927	0	0	0	0	0	479	927
2005	0	0	0	0	0	0	0	345	1272	0	0	0	0	0	345	1272
2006	0	0	0	0	0	0	0	296	1568	0	0	0	0	0	296	1568
2007	0	0	0	0	0	0	0	282	1850	0	0	0	0	0	282	1850
2008	0	0	0	0	0	0	0	262	2112	0	0	0	0	0	262	2112
2009	0	0	0	0	0	0	0	252	2364	0	0	0	0	0	252	2364
2010	0	0	0	0	0	0	0	237	2601	0	0	0	0	0	237	2601
2011	0	0	0	0	0	0	0	222	2823	0	0	0	0	0	222	2823
2012	0	0	0	0	0	0	0	208	3031	0	0	0	0	0	208	3031
2013	0	0	0	0	0	0	0	194	3226	0	0	0	0	0	194	3226
2014	0	0	0	0	0	0	0	182	3408	0	0	0	0	0	182	3408
2015	0	0	0	0	0	0	0	169	3576	0	0	0	0	0	169	3576
2016	0	0	0	0	0	0	0	156	3733	0	0	0	0	0	156	3733
2017	0	0	0	0	0	0	0	145	3877	0	0	0	0	0	145	3877
2018	0	0	0	0	0	0	0	133	4011	0	0	0	0	0	133	4011
2019	0	0	0	0	0	0	0	123	4133	0	0	0	0	0	123	4133
2020	0	0	0	0	0	0	0	112	4246	0	0	0	0	0	112	4246
2021	0	0	0	0	0	0	0	103	4349	0	0	0	0	0	103	4349
2022	0	0	0	0	0	0	0	93	4442	0	0	0	0	0	93	4442
Subt	0	0	0	0	0	0	0	4442	4442	0	0	0	0	0	4442	4442
13yr	0	0	0	0	0	0	0	555	4997	0	0	0	0	0	555	4997
Total	0	0	0	0	0	0	0	4997	4997	0	0	0	0	0	4997	4997


Sproule
ASSOCIATES
LIMITED

2003/03/24
10:05:43AM

TABLE 3

Gilby West, Alberta, Glauc A, Ost Z & BQ C

GAS 8 - 5 Wells Twp 39-40, Rges 3 & 4W5

12.5% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	9	10	0	0.00	28.2	0.0	12.500	0.000	0.000	28.312	47.332	0.000	0.000	0.000	0.000
2004	12	10	0	0.00	28.2	0.0	12.500	0.000	0.000	28.124	50.598	0.000	0.000	0.000	0.000
2005	12	10	0	0.00	28.2	0.0	12.500	0.000	0.000	27.334	52.972	0.000	0.000	0.000	0.000
2006	12	10	0	0.00	28.2	0.0	12.500	0.000	0.000	26.607	52.410	0.000	0.000	0.000	0.000
2007	12	10	0	0.00	28.2	0.0	12.500	0.000	0.000	26.127	51.429	0.000	0.000	0.000	0.000
2008	12	10	0	0.00	28.2	0.0	12.500	0.000	0.000	25.393	50.966	0.000	0.000	0.000	0.000
2009	12	10	0	0.00	28.2	0.0	12.500	0.000	0.000	24.556	50.110	0.000	0.000	0.000	0.000
2010	12	10	0	0.00	28.2	0.0	12.500	0.000	0.000	23.550	49.692	0.000	0.000	0.000	0.000
2011	12	10	0	0.00	28.2	0.0	12.500	0.000	0.000	22.528	49.293	0.000	0.000	0.000	0.000
2012	12	10	0	0.00	28.2	0.0	12.500	0.000	0.000	21.517	48.900	0.000	0.000	0.000	0.000
2013	12	10	0	0.00	28.2	0.0	12.500	0.000	0.000	20.628	48.520	0.000	0.000	0.000	0.000
2014	12	10	0	0.00	28.2	0.0	12.500	0.000	0.000	19.629	48.157	0.000	0.000	0.000	0.000
2015	12	10	0	0.00	28.2	0.0	12.500	0.000	0.000	18.698	47.810	0.000	0.000	0.000	0.000
2016	12	10	0	0.00	28.2	0.0	12.500	0.000	0.000	17.767	47.473	0.000	0.000	0.000	0.000
2017	12	10	0	0.00	28.2	0.0	12.500	0.000	0.000	16.938	47.146	0.000	0.000	0.000	0.000
2018	12	10	0	0.00	28.2	0.0	12.500	0.000	0.000	16.115	46.828	0.000	0.000	0.000	0.000
2019	12	10	0	0.00	28.2	0.0	12.500	0.000	0.000	15.333	46.519	0.000	0.000	0.000	0.000
2020	12	10	0	0.00	28.2	0.0	12.500	0.000	0.000	14.565	46.219	0.000	0.000	0.000	0.000
2021	12	10	0	0.00	28.2	0.0	12.500	0.000	0.000	13.894	45.926	0.000	0.000	0.000	0.000
2022	12	10	0	0.00	28.2	0.0	12.500	0.000	0.000	13.237	45.642	0.000	0.000	0.000	0.000
13YR					28.2										

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wl-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment		Gross CL41 Investment		Gross Oth Tang Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.242	0	3.88	0.00	0.00	0.30	1.00	0.0	0	0	0	0	0	0	0
2004	0.00	0.246	0	3.95	0.00	0.00	0.30	1.02	0.0	0	0	0	0	0	0	0
2005	7.96	0.249	0	4.02	0.00	0.00	0.31	1.03	0.0	0	0	0	0	0	0	0
2006	8.21	0.253	0	4.08	0.00	0.00	0.31	1.05	0.0	0	0	0	0	0	0	0
2007	8.21	0.257	0	4.14	0.00	0.00	0.32	1.06	0.0	0	0	0	0	0	0	0
2008	8.46	0.261	0	4.19	0.00	0.00	0.32	1.08	0.0	0	0	0	0	0	0	0
2009	7.96	0.265	0	4.26	0.00	0.00	0.33	1.09	0.0	0	0	0	0	0	0	0
2010	8.21	0.269	0	4.33	0.00	0.00	0.33	1.11	0.0	0	0	0	0	0	0	0
2011	8.21	0.273	0	4.39	0.00	0.00	0.34	1.13	0.0	0	0	0	0	0	0	0
2012	8.46	0.277	0	4.44	0.00	0.00	0.34	1.14	0.0	0	0	0	0	0	0	0
2013	7.96	0.281	0	4.52	0.00	0.00	0.35	1.16	0.0	0	0	0	0	0	0	0
2014	8.21	0.285	0	4.59	0.00	0.00	0.35	1.18	0.0	0	0	0	0	0	0	0
2015	8.21	0.289	0	4.66	0.00	0.00	0.36	1.20	0.0	0	0	0	0	0	0	0
2016	8.46	0.294	0	4.72	0.00	0.00	0.36	1.21	0.0	0	0	0	0	0	0	0
2017	7.96	0.298	0	4.80	0.00	0.00	0.37	1.23	0.0	0	0	0	0	0	0	0
2018	8.21	0.303	0	4.87	0.00	0.00	0.38	1.25	0.0	0	0	0	0	0	0	0
2019	8.21	0.307	0	4.95	0.00	0.00	0.38	1.27	0.0	0	0	0	0	0	0	0
2020	8.46	0.312	0	5.01	0.00	0.00	0.39	1.29	0.0	0	0	0	0	0	0	0
2021	7.96	0.316	0	5.10	0.00	0.00	0.39	1.31	0.0	0	0	0	0	0	0	0
2022	8.21	0.321	0	5.17	0.00	0.00	0.40	1.33	0.0	0	0	0	0	0	0	0
											0	0	0	0	0	0
13YR	91.32			2.09							0	0	0	0	0	0
											0	0	0	0	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000



Sproule
ASSOCIATES
LIMITED

2003/03/18
2:29:21PM

TABLE 3

Gilby West, Alberta, Gilby West

Gilby Facility Charges

100% WI sub to -

(As of April 1, 2003)

Proven Developed Producing

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0
CO.INT	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0
CO.NET	0.0	0	0	0.0	0.0	0.0	0.0	0.0	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	-3689	0	0	0	0	-3689
8.00	0	-2997	0	0	0	0	-2997
10.00	0	-2862	0	0	0	0	-2862
12.00	0	-2740	0	0	0	0	-2740
15.00	0	-2575	0	0	0	0	-2575
20.00	0	-2342	0	0	0	0	-2342

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	700	0	0	-700
2004	0	0	0	0	0	0	0	0	660	0	0	-660
2005	0	0	0	0	0	0	0	0	618	0	0	-618
2006	0	0	0	0	0	0	0	0	523	0	0	-523
2007	0	0	0	0	0	0	0	0	425	0	0	-425
2008	0	0	0	0	0	0	0	0	323	0	0	-323
2009	0	0	0	0	0	0	0	0	219	0	0	-219
2010	0	0	0	0	0	0	0	0	222	0	0	-222
Total			0	0	0	0	0	0	3689	0	0	-3689


Sproule
ASSOCIATES LIMITED

2003/03/18
2:29:21PM

TABLE 3

Gilby West, Alberta, Gilby West

Gilby Facility Charges

100% WI sub to -

(As of April 1, 2003)

Proven Developed Producing

FORECAST OF REVENUE BEFORE INCOME TAXES

YEAR	REVENUE OIL	REVENUE GAS	REVENUE NGL	REVENUE SUL	REVENUE ROY	REVENUE OTHER	ROYALTIES CROWN	ROYALTIES PROD	ROYALTIES RES	ROYALTIES SUL	GCA + ROY ADJ	MINTAX	EXPENSES LEASE	EXPENSES PLANT	EXPENSES OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	0	0	0	0	0	700	0	-700
2004	0	0	0	0	0	0	0	0	0	0	0	0	0	0	660	0	-660
2005	0	0	0	0	0	0	0	0	0	0	0	0	0	0	618	0	-618
2006	0	0	0	0	0	0	0	0	0	0	0	0	0	0	523	0	-523
2007	0	0	0	0	0	0	0	0	0	0	0	0	0	0	425	0	-425
2008	0	0	0	0	0	0	0	0	0	0	0	0	0	0	323	0	-323
2009	0	0	0	0	0	0	0	0	0	0	0	0	0	0	219	0	-219
2010	0	0	0	0	0	0	0	0	0	0	0	0	0	0	222	0	-222
Total	0	0	0	0	0	0	0	0	0	0	0	0	0	0	3689	0	-3689

FORECAST OF REVENUE BEFORE INCOME TAXES

YEAR	INTANGIBLE CEE	INTANGIBLE CDE	INTANGIBLE COGPE	TANGIBLE CL41	TANGIBLE PLANT	TANGIBLE OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	-700	-700	0	0	0	0	0	-700	-700
2004	0	0	0	0	0	0	0	-660	-1360	0	0	0	0	0	-660	-1360
2005	0	0	0	0	0	0	0	-618	-1978	0	0	0	0	0	-618	-1978
2006	0	0	0	0	0	0	0	-523	-2501	0	0	0	0	0	-523	-2501
2007	0	0	0	0	0	0	0	-425	-2925	0	0	0	0	0	-425	-2925
2008	0	0	0	0	0	0	0	-323	-3248	0	0	0	0	0	-323	-3248
2009	0	0	0	0	0	0	0	-219	-3467	0	0	0	0	0	-219	-3467
2010	0	0	0	0	0	0	0	-222	-3689	0	0	0	0	0	-222	-3689
Total	0	0	0	0	0	0	0	-3689	-3689	0	0	0	0	0	-3689	-3689


Sproule
ASSOCIATES LIMITED

2003/03/24
10:08:50AM

TABLE 3

Gilby West, Alberta, Colony/Notikewin

GAS 3 - 01-32-040-03W5

100% WI sub to NC

(As of April 1, 2003)

Probable Developed

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	0.0	0	601	0.0	0.0	0.0	1.3	1.3	0.0
CO.INT	0.0	0	601	0.0	0.0	0.0	1.3	1.3	0.0
CO.NET	0.0	0	501	0.0	0.0	0.0	0.9	0.9	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	1798	0	0	0	0	1798
8.00	0	768	0	0	0	0	768
10.00	0	646	0	0	0	0	646
12.00	0	550	0	0	0	0	550
15.00	0	442	0	0	0	0	442
20.00	0	322	0	0	0	0	322

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	8	0	14	0	5	0	1	0	0	0	9
2004	0	24	0	52	0	16	0	3	0	0	0	33
2005	0	38	0	67	1	20	0	5	0	0	0	43
2006	0	49	0	81	1	22	0	6	0	0	0	53
2007	0	57	0	97	1	25	0	7	0	0	0	66
2008	0	63	0	109	1	27	0	8	0	0	0	75
2009	0	67	0	120	1	28	0	9	0	0	0	85
2010	0	70	0	127	1	28	0	9	0	0	0	91
2011	0	71	0	131	1	27	0	10	0	0	0	96
2012	0	71	0	134	1	26	0	10	0	0	0	100
2013	0	71	0	135	1	24	0	10	0	0	0	103
2014	0	70	0	136	1	23	0	10	0	0	0	104
2015	0	68	0	134	1	21	0	10	0	0	0	104
2016	0	68	0	137	2	20	0	14	0	0	0	104
2017	0	92	0	188	2	23	0	66	0	0	0	102
2018	0	86	0	177	2	21	0	66	0	0	0	93
2019	0	79	0	166	2	19	0	66	0	0	0	84
2020	0	73	0	156	2	17	0	66	0	0	0	76
2021	0	68	0	147	2	15	0	66	0	0	0	68
2022	0	63	0	138	2	14	0	66	0	0	0	60
Subt			0	2449	27	420	0	506	1	0	0	1548
9yr			0	911	11	79	0	592	0	0	0	250
Total			0	3360	38	499	0	1099	2	0	0	1798


Sproule
ASSOCIATES
LIMITED

2003/03/24
10:08:50AM

TABLE 3

Gilby West, Alberta, Colony/Notikewin

GAS 3 - 01-32-040-03W5

100% WI sub to NC

(As of April 1, 2003)

Probable Developed

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003												8	2	2	1	6.69
2004												24	9	9	6	5.99
2005												38	14	14	9	4.81
2006												49	18	18	12	4.50
2007												57	21	21	15	4.65
2008												63	23	23	17	4.70
2009												67	25	25	18	4.89
2010												70	26	26	19	4.97
2011												71	26	26	20	5.06
2012												71	26	26	21	5.16
2013												71	26	26	21	5.25
2014												70	25	25	21	5.34
2015												68	25	25	21	5.42
2016											0.1	68	25	25	21	5.50
2017											1.0	92	34	34	29	5.58
2018											1.0	86	31	31	27	5.66
2019											1.0	79	29	29	26	5.74
2020											1.0	73	27	27	24	5.82
2021											1.0	68	25	25	22	5.91
2022											1.0	63	23	23	21	5.99
Subt													459	459	372	
9yr													143	143	130	
Total													601	601	501	

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003									0.0	0.0	0.0	29.55				
2004									0.0	0.0	0.0	23.22				
2005									0.0	0.0	0.0	20.05				
2006									0.0	0.0	0.0	20.62				
2007									0.0	0.0	0.0	21.77				
2008									0.1	0.1	0.0	22.31				
2009									0.1	0.1	0.0	23.48				
2010									0.1	0.1	0.0	24.05				
2011									0.1	0.1	0.0	24.62				
2012									0.1	0.1	0.0	25.20				
2013									0.1	0.1	0.0	25.80				
2014									0.1	0.1	0.0	26.39				
2015									0.1	0.1	0.0	26.98				
2016									0.1	0.1	0.0	27.58				
2017									0.1	0.1	0.1	28.19				
2018									0.1	0.1	0.0	28.81				
2019									0.1	0.1	0.0	29.43				
2020									0.1	0.1	0.0	30.07				
2021									0.1	0.1	0.0	30.72				
2022									0.1	0.1	0.0	31.37				
Subt									1.0	1.0	0.7					
9yr									0.3	0.3	0.2					
Total									1.3	1.3	0.9					


Sproule
ASSOCIATES
LIMITED

TABLE 3

Gilby West, Alberta, Colony/Notikewin

GAS 3 - 01-32-040-03W5

100% WI sub to NC

(As of April 1, 2003)

Probable Developed

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	14	0	0	0	0	5	0	0	0	0	0	1	0	0	0	9
2004	0	52	0	0	0	0	17	0	0	0	1	0	3	0	0	0	33
2005	0	67	1	0	0	0	21	0	0	0	1	0	5	0	0	0	43
2006	0	81	1	0	0	0	24	0	0	0	2	0	6	0	0	0	53
2007	0	97	1	0	0	0	27	0	0	0	2	0	7	0	0	0	66
2008	0	109	1	0	0	0	29	0	0	0	2	0	8	0	0	0	75
2009	0	120	1	0	0	0	30	0	0	0	2	0	9	0	0	0	85
2010	0	127	1	0	0	0	29	0	0	0	2	0	9	0	0	0	91
2011	0	131	1	0	0	0	28	0	0	0	2	0	10	0	0	0	96
2012	0	134	1	0	0	0	27	0	0	0	2	0	10	0	0	0	100
2013	0	135	1	0	0	0	26	0	0	0	2	0	10	0	0	0	103
2014	0	136	1	0	0	0	24	0	0	0	1	0	10	0	0	0	104
2015	0	134	1	0	0	0	23	0	0	0	1	0	10	0	0	0	104
2016	0	137	2	0	0	0	21	0	0	0	1	0	14	0	0	0	104
2017	0	188	2	0	0	0	24	0	0	0	1	0	66	0	0	0	102
2018	0	177	2	0	0	0	22	0	0	0	1	0	66	0	0	0	93
2019	0	166	2	0	0	0	20	0	0	0	1	0	66	0	0	0	84
2020	0	156	2	0	0	0	18	0	0	0	1	0	66	0	0	0	76
2021	0	147	2	0	0	0	16	0	0	0	1	0	66	0	0	0	68
2022	0	138	2	0	0	0	15	0	0	0	1	0	66	0	0	0	60
Subt	0	2449	27	0	0	0	447	0	0	0	27	0	506	0	1	0	1548
9yr	0	911	11	0	0	0	85	0	0	0	5	0	592	0	0	0	250
Total	0	3360	38	0	0	0	531	0	0	0	32	0	1099	0	2	0	1798

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE												
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	9	9	0	0	0	0	0	9	9
2004	0	0	0	0	0	0	0	33	42	0	0	0	0	0	33	42
2005	0	0	0	0	0	0	0	43	85	0	0	0	0	0	43	85
2006	0	0	0	0	0	0	0	53	138	0	0	0	0	0	53	138
2007	0	0	0	0	0	0	0	66	204	0	0	0	0	0	66	204
2008	0	0	0	0	0	0	0	75	279	0	0	0	0	0	75	279
2009	0	0	0	0	0	0	0	85	363	0	0	0	0	0	85	363
2010	0	0	0	0	0	0	0	91	454	0	0	0	0	0	91	454
2011	0	0	0	0	0	0	0	96	551	0	0	0	0	0	96	551
2012	0	0	0	0	0	0	0	100	651	0	0	0	0	0	100	651
2013	0	0	0	0	0	0	0	103	753	0	0	0	0	0	103	753
2014	0	0	0	0	0	0	0	104	858	0	0	0	0	0	104	858
2015	0	0	0	0	0	0	0	104	962	0	0	0	0	0	104	962
2016	0	0	0	0	0	0	0	104	1066	0	0	0	0	0	104	1066
2017	0	0	0	0	0	0	0	102	1168	0	0	0	0	0	102	1168
2018	0	0	0	0	0	0	0	93	1261	0	0	0	0	0	93	1261
2019	0	0	0	0	0	0	0	84	1345	0	0	0	0	0	84	1345
2020	0	0	0	0	0	0	0	76	1420	0	0	0	0	0	76	1420
2021	0	0	0	0	0	0	0	68	1488	0	0	0	0	0	68	1488
2022	0	0	0	0	0	0	0	60	1548	0	0	0	0	0	60	1548
Subt	0	0	0	0	0	0	0	1548	1548	0	0	0	0	0	1548	1548
9yr	0	0	0	0	0	0	0	250	1798	0	0	0	0	0	250	1798
Total	0	0	0	0	0	0	0	1798	1798	0	0	0	0	0	1798	1798


Sproule
ASSOCIATES
LIMITED

TABLE 3

Gilby West, Alberta, Colony/Notikewin

GAS 3 - 01-32-040-03W5

100% WI sub to NC

(As of April 1, 2003)

Probable Developed

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	9	10	0	0.00	2.0	0.0	100.000	0.000	0.000	33.930	47.332	0.000	0.000	0.000	0.000
2004	12	10	0	0.00	2.0	0.0	100.000	0.000	0.000	32.648	50.598	0.000	0.000	0.000	0.000
2005	12	10	0	0.00	2.0	0.0	100.000	0.000	0.000	30.678	52.972	0.000	0.000	0.000	0.000
2006	12	10	0	0.00	2.0	0.0	100.000	0.000	0.000	28.828	52.410	0.000	0.000	0.000	0.000
2007	12	10	0	0.00	2.0	0.0	100.000	0.000	0.000	27.343	51.429	0.000	0.000	0.000	0.000
2008	12	10	0	0.00	2.0	0.0	100.000	0.000	0.000	25.738	50.966	0.000	0.000	0.000	0.000
2009	12	10	0	0.00	2.0	0.0	100.000	0.000	0.000	24.192	50.110	0.000	0.000	0.000	0.000
2010	12	10	0	0.00	2.0	0.0	100.000	0.000	0.000	22.611	49.692	0.000	0.000	0.000	0.000
2011	12	10	0	0.00	2.0	0.0	100.000	0.000	0.000	21.137	49.293	0.000	0.000	0.000	0.000
2012	12	10	0	0.00	2.0	0.0	100.000	0.000	0.000	19.777	48.900	0.000	0.000	0.000	0.000
2013	12	10	0	0.00	2.0	0.0	100.000	0.000	0.000	18.634	48.520	0.000	0.000	0.000	0.000
2014	12	10	0	0.00	2.0	0.0	100.000	0.000	0.000	17.464	48.157	0.000	0.000	0.000	0.000
2015	12	10	0	0.00	2.0	0.0	100.000	0.000	0.000	16.424	47.810	0.000	0.000	0.000	0.000
2016	12	10	0	0.00	2.0	0.0	100.000	0.000	0.000	15.159	47.473	0.000	0.000	0.000	0.000
2017	12	10	0	0.00	2.0	0.0	100.000	0.000	0.000	12.321	47.146	0.000	0.000	0.000	0.000
2018	12	10	0	0.00	2.0	0.0	100.000	0.000	0.000	11.830	46.828	0.000	0.000	0.000	0.000
2019	12	10	0	0.00	2.0	0.0	100.000	0.000	0.000	11.367	46.519	0.000	0.000	0.000	0.000
2020	12	10	0	0.00	2.0	0.0	100.000	0.000	0.000	10.914	46.219	0.000	0.000	0.000	0.000
2021	12	10	0	0.00	2.0	0.0	100.000	0.000	0.000	10.524	45.926	0.000	0.000	0.000	0.000
2022	12	10	0	0.00	2.0	0.0	100.000	0.000	0.000	10.141	45.642	0.000	0.000	0.000	0.000
9YR					2.0										

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wl-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	— Gross Intang — Investment —		— Gross CL41 — Investment —		— Gross Oth Tang — Investment —	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.242	0	0.00	0.00	0.00	0.30	1.00	0.0	0	0	0	0	0	0	0
2004	0.00	0.246	0	0.00	0.00	0.00	0.30	1.01	0.0	0	0	0	0	0	0	0
2005	0.00	0.249	0	0.00	0.00	0.00	0.31	1.03	0.0	0	0	0	0	0	0	0
2006	0.00	0.253	0	0.00	0.00	0.00	0.31	1.05	0.0	0	0	0	0	0	0	0
2007	0.00	0.257	0	0.00	0.00	0.00	0.32	1.06	0.0	0	0	0	0	0	0	0
2008	0.00	0.261	0	0.00	0.00	0.00	0.32	1.08	0.0	0	0	0	0	0	0	0
2009	0.00	0.265	0	0.00	0.00	0.00	0.33	1.09	0.0	0	0	0	0	0	0	0
2010	0.00	0.269	0	0.00	0.00	0.00	0.33	1.11	0.0	0	0	0	0	0	0	0
2011	0.00	0.273	0	0.00	0.00	0.00	0.34	1.13	0.0	0	0	0	0	0	0	0
2012	0.00	0.277	0	0.00	0.00	0.00	0.34	1.14	0.0	0	0	0	0	0	0	0
2013	0.54	0.281	0	0.00	0.00	0.00	0.35	1.16	0.0	0	0	0	0	0	0	0
2014	1.70	0.285	0	0.00	0.00	0.00	0.35	1.18	0.0	0	0	0	0	0	0	0
2015	2.43	0.289	0	0.00	0.00	0.00	0.36	1.20	0.0	0	0	0	0	0	0	0
2016	0.00	0.294	0	4.17	0.00	0.00	0.36	1.21	0.0	0	0	0	0	0	0	0
2017	0.00	0.298	0	4.31	0.00	0.00	0.37	1.23	0.0	0	0	0	0	0	0	0
2018	7.26	0.303	0	4.37	0.00	0.00	0.38	1.25	0.0	0	0	0	0	0	0	0
2019	7.26	0.307	0	4.44	0.00	0.00	0.38	1.27	0.0	0	0	0	0	0	0	0
2020	7.51	0.312	0	4.49	0.00	0.00	0.39	1.29	0.0	0	0	0	0	0	0	0
2021	7.01	0.316	0	4.57	0.00	0.00	0.39	1.31	0.0	0	0	0	0	0	0	0
2022	7.26	0.321	0	4.64	0.00	0.00	0.40	1.33	0.0	0	0	0	0	0	0	0
											0	0	0	0	0	0
9YR	61.57			4.43							0	0	0	0	0	0
											0	0	0	0	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000


Sproule
ASSOCIATES
LIMITED

TABLE 3

Gilby West, Alberta, Ellerslie/Nordegg

GAS 5 - 00/14-04-041-03W5/0

66.67% WI sub to NC

(As of April 1, 2003)

Probable Developed

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	0.0	0	2660	0.0	0.0	0.0	60.9	60.9	0.0
CO.INT	0.0	0	1774	0.0	0.0	0.0	40.6	40.6	0.0
CO.NET	0.0	0	1475	0.0	0.0	0.0	27.6	27.6	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	9235	0	0	0	0	9235
8.00	0	1225	0	0	0	0	1225
10.00	0	915	0	0	0	0	915
12.00	0	710	0	0	0	0	710
15.00	0	512	0	0	0	0	512
20.00	0	328	0	0	0	0	328

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	2	0	4	0	1	0	0	0	0	0	3
2004	0	11	0	24	2	8	0	1	0	0	0	17
2005	0	23	0	41	4	15	0	3	0	0	0	27
2006	0	36	0	59	6	23	0	5	0	0	0	37
2007	0	48	0	81	9	32	0	6	0	0	0	51
2008	0	58	0	100	11	39	0	8	1	0	0	64
2009	0	67	0	120	13	46	0	9	1	0	0	78
2010	0	75	0	135	15	50	0	10	1	0	0	90
2011	0	81	0	149	17	52	0	11	1	0	0	102
2012	0	85	0	160	18	54	0	12	1	0	0	112
2013	0	89	0	170	19	55	0	13	1	0	0	121
2014	0	91	0	178	20	54	0	13	1	0	0	129
2015	0	93	0	184	21	54	0	13	1	0	0	136
2016	0	93	0	188	22	53	0	14	1	0	0	142
2017	0	94	0	191	22	52	0	14	1	0	0	147
2018	0	97	0	200	23	51	0	17	1	0	0	154
2019	0	120	0	252	30	57	0	44	1	0	0	180
2020	0	115	0	245	29	54	0	44	1	0	0	175
2021	0	111	0	238	28	52	0	44	1	0	0	170
2022	0	106	0	232	28	49	0	44	1	0	0	166
Subt			0	2953	337	850	0	324	15	0	0	2100
65yr			0	11170	1552	1812	0	3718	57	0	0	7134
Total			0	14123	1888	2661	0	4043	72	0	0	9235



2003/03/24
10:09:29AM

TABLE 3

Gilby West, Alberta, Ellerslie/Nordegg

GAS 5 - 00/14-04-041-03W5/0

66.67% WI sub to NC

(As of April 1, 2003)

Probable Developed

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003												4	1	1	0	6.69
2004												16	6	4	3	5.99
2005												35	13	8	5	4.81
2006												54	20	13	8	4.50
2007												72	26	17	11	4.65
2008												87	32	21	13	4.70
2009												101	37	25	16	4.89
2010												112	41	27	18	4.97
2011												121	44	29	20	5.06
2012												127	47	31	21	5.16
2013												133	49	32	23	5.25
2014												137	50	33	24	5.34
2015												139	51	34	25	5.42
2016												140	51	34	26	5.50
2017												141	51	34	26	5.58
2018											0.1	145	53	35	27	5.66
2019											1.0	181	66	44	36	5.74
2020											1.0	172	63	42	34	5.82
2021											1.0	166	61	40	33	5.91
2022											1.0	159	58	39	32	5.99
Subt													819	546	401	
65yr													1842	1228	1074	
Total													2660	1774	1475	

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003									0.0	0.0	0.0	29.55				
2004									0.1	0.1	0.1	23.22				
2005									0.3	0.2	0.1	20.05				
2006									0.5	0.3	0.2	20.62				
2007									0.6	0.4	0.3	21.77				
2008									0.7	0.5	0.3	22.31				
2009									0.8	0.6	0.4	23.48				
2010									0.9	0.6	0.4	24.05				
2011									1.0	0.7	0.5	24.62				
2012									1.1	0.7	0.5	25.20				
2013									1.1	0.7	0.5	25.80				
2014									1.1	0.8	0.5	26.39				
2015									1.2	0.8	0.5	26.98				
2016									1.2	0.8	0.5	27.58				
2017									1.2	0.8	0.5	28.19				
2018									1.2	0.8	0.5	28.81				
2019									1.5	1.0	0.7	29.43				
2020									1.4	1.0	0.7	30.07				
2021									1.4	0.9	0.6	30.72				
2022									1.3	0.9	0.6	31.37				
Subt									18.7	12.5	8.5					
65yr									42.2	28.1	19.1					
Total									60.9	40.6	27.6					



2003/03/24
10:09:29AM

TABLE 3

Gilby West, Alberta, Ellerslie/Nordegg

GAS 5 - 00/14-04-041-03W5/0

66.67% WI sub to NC

(As of April 1, 2003)

Probable Developed

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	4	0	0	0	0	1	0	0	0	0	0	0	0	0	0	3
2004	0	24	2	0	0	0	8	0	0	0	0	0	1	0	0	0	17
2005	0	41	4	0	0	0	16	0	0	0	1	0	3	0	0	0	27
2006	0	59	6	0	0	0	24	0	0	0	1	0	5	0	0	0	37
2007	0	81	9	0	0	0	34	0	0	0	2	0	6	0	0	0	51
2008	0	100	11	0	0	0	41	0	0	0	2	0	8	0	1	0	64
2009	0	120	13	0	0	0	48	0	0	0	3	0	9	0	1	0	78
2010	0	135	15	0	0	0	52	0	0	0	3	0	10	0	1	0	90
2011	0	149	17	0	0	0	55	0	0	0	3	0	11	0	1	0	102
2012	0	160	18	0	0	0	57	0	0	0	3	0	12	0	1	0	112
2013	0	170	19	0	0	0	58	0	0	0	3	0	13	0	1	0	121
2014	0	178	20	0	0	0	57	0	0	0	3	0	13	0	1	0	129
2015	0	184	21	0	0	0	57	0	0	0	3	0	13	0	1	0	136
2016	0	188	22	0	0	0	56	0	0	0	3	0	14	0	1	0	142
2017	0	191	22	0	0	0	55	0	0	0	3	0	14	0	1	0	147
2018	0	200	23	0	0	0	54	0	0	0	3	0	17	0	1	0	154
2019	0	252	30	0	0	0	60	0	0	0	3	0	44	0	1	0	180
2020	0	245	29	0	0	0	57	0	0	0	3	0	44	0	1	0	175
2021	0	238	28	0	0	0	54	0	0	0	3	0	44	0	1	0	170
2022	0	232	28	0	0	0	52	0	0	0	3	0	44	0	1	0	166
Subt	0	2953	337	0	0	0	897	0	0	0	47	0	324	0	15	0	2100
65yr	0	11170	1552	0	0	0	1912	0	0	0	100	0	3718	0	57	0	7134
Total	0	14123	1888	0	0	0	2809	0	0	0	148	0	4043	0	72	0	9235

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE												
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	3	3	0	0	0	0	0	3	3
2004	0	0	0	0	0	0	0	17	20	0	0	0	0	0	17	20
2005	0	0	0	0	0	0	0	27	46	0	0	0	0	0	27	46
2006	0	0	0	0	0	0	0	37	84	0	0	0	0	0	37	84
2007	0	0	0	0	0	0	0	51	135	0	0	0	0	0	51	135
2008	0	0	0	0	0	0	0	64	198	0	0	0	0	0	64	198
2009	0	0	0	0	0	0	0	78	276	0	0	0	0	0	78	276
2010	0	0	0	0	0	0	0	90	366	0	0	0	0	0	90	366
2011	0	0	0	0	0	0	0	102	468	0	0	0	0	0	102	468
2012	0	0	0	0	0	0	0	112	580	0	0	0	0	0	112	580
2013	0	0	0	0	0	0	0	121	701	0	0	0	0	0	121	701
2014	0	0	0	0	0	0	0	129	830	0	0	0	0	0	129	830
2015	0	0	0	0	0	0	0	136	967	0	0	0	0	0	136	967
2016	0	0	0	0	0	0	0	142	1109	0	0	0	0	0	142	1109
2017	0	0	0	0	0	0	0	147	1255	0	0	0	0	0	147	1255
2018	0	0	0	0	0	0	0	154	1409	0	0	0	0	0	154	1409
2019	0	0	0	0	0	0	0	180	1589	0	0	0	0	0	180	1589
2020	0	0	0	0	0	0	0	175	1764	0	0	0	0	0	175	1764
2021	0	0	0	0	0	0	0	170	1934	0	0	0	0	0	170	1934
2022	0	0	0	0	0	0	0	166	2100	0	0	0	0	0	166	2100
Subt	0	0	0	0	0	0	0	2100	2100	0	0	0	0	0	2100	2100
65yr	0	0	0	0	0	0	0	7134	9235	0	0	0	0	0	7134	9235
Total	0	0	0	0	0	0	0	9235	9235	0	0	0	0	0	9235	9235


Sproule
ASSOCIATES LIMITED

2003/03/24
10:09:29AM

TABLE 3

Gilby West, Alberta, Ellerslie/Nordegg

GAS 5 - 00/14-04-041-03W5/0

66.67% WI sub to NC

(As of April 1, 2003)

Probable Developed

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	9	10	0	0.00	20.6	0.0	66.670	0.000	0.000	28.744	47.331	0.000	0.000	0.000	0.000
2004	12	10	0	0.00	20.6	0.0	66.670	0.000	0.000	30.259	50.598	0.000	0.000	0.000	0.000
2005	12	10	0	0.00	20.6	0.0	66.670	0.000	0.000	33.741	52.972	0.000	0.000	0.000	0.000
2006	12	10	0	0.00	20.6	0.0	66.670	0.000	0.000	35.610	52.410	0.000	0.000	0.000	0.000
2007	12	10	0	0.00	20.6	0.0	66.670	0.000	0.000	36.306	51.429	0.000	0.000	0.000	0.000
2008	12	10	0	0.00	20.6	0.0	66.670	0.000	0.000	35.872	50.966	0.000	0.000	0.000	0.000
2009	12	10	0	0.00	20.6	0.0	66.670	0.000	0.000	34.742	50.110	0.000	0.000	0.000	0.000
2010	12	10	0	0.00	20.6	0.0	66.670	0.000	0.000	33.194	49.692	0.000	0.000	0.000	0.000
2011	12	10	0	0.00	20.6	0.0	66.670	0.000	0.000	31.532	49.293	0.000	0.000	0.000	0.000
2012	12	10	0	0.00	20.6	0.0	66.670	0.000	0.000	29.887	48.900	0.000	0.000	0.000	0.000
2013	12	10	0	0.00	20.6	0.0	66.670	0.000	0.000	28.435	48.520	0.000	0.000	0.000	0.000
2014	12	10	0	0.00	20.6	0.0	66.670	0.000	0.000	26.896	48.157	0.000	0.000	0.000	0.000
2015	12	10	0	0.00	20.6	0.0	66.670	0.000	0.000	25.519	47.810	0.000	0.000	0.000	0.000
2016	12	10	0	0.00	20.6	0.0	66.670	0.000	0.000	24.210	47.473	0.000	0.000	0.000	0.000
2017	12	10	0	0.00	20.6	0.0	66.670	0.000	0.000	23.096	47.146	0.000	0.000	0.000	0.000
2018	12	10	0	0.00	20.6	0.0	66.670	0.000	0.000	21.636	46.828	0.000	0.000	0.000	0.000
2019	12	10	0	0.00	20.6	0.0	66.670	0.000	0.000	18.211	46.519	0.000	0.000	0.000	0.000
2020	12	10	0	0.00	20.6	0.0	66.670	0.000	0.000	17.727	46.219	0.000	0.000	0.000	0.000
2021	12	10	0	0.00	20.6	0.0	66.670	0.000	0.000	17.336	45.926	0.000	0.000	0.000	0.000
2022	12	10	0	0.00	20.6	0.0	66.670	0.000	0.000	16.940	45.642	0.000	0.000	0.000	0.000
65YR					20.6										

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wl-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment		Gross CL41 Investment		Gross Oth Tang Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.242	0	0.00	0.00	0.00	0.30	1.00	0.0	0	0	0	0	0	0	0
2004	0.00	0.246	0	0.00	0.00	0.00	0.30	1.02	0.0	0	0	0	0	0	0	0
2005	0.00	0.249	0	0.00	0.00	0.00	0.31	1.03	0.0	0	0	0	0	0	0	0
2006	0.00	0.253	0	0.00	0.00	0.00	0.31	1.05	0.0	0	0	0	0	0	0	0
2007	0.00	0.257	0	0.00	0.00	0.00	0.32	1.06	0.0	0	0	0	0	0	0	0
2008	0.00	0.261	0	0.00	0.00	0.00	0.32	1.08	0.0	0	0	0	0	0	0	0
2009	0.00	0.265	0	0.00	0.00	0.00	0.33	1.09	0.0	0	0	0	0	0	0	0
2010	0.00	0.269	0	0.00	0.00	0.00	0.33	1.11	0.0	0	0	0	0	0	0	0
2011	0.00	0.273	0	0.00	0.00	0.00	0.34	1.13	0.0	0	0	0	0	0	0	0
2012	0.00	0.277	0	0.00	0.00	0.00	0.34	1.14	0.0	0	0	0	0	0	0	0
2013	0.00	0.281	0	0.00	0.00	0.00	0.35	1.16	0.0	0	0	0	0	0	0	0
2014	0.00	0.285	0	0.00	0.00	0.00	0.35	1.18	0.0	0	0	0	0	0	0	0
2015	0.00	0.289	0	0.00	0.00	0.00	0.36	1.20	0.0	0	0	0	0	0	0	0
2016	0.00	0.294	0	0.00	0.00	0.00	0.36	1.21	0.0	0	0	0	0	0	0	0
2017	0.00	0.298	0	0.00	0.00	0.00	0.37	1.23	0.0	0	0	0	0	0	0	0
2018	0.00	0.303	0	3.08	0.00	0.00	0.38	1.25	0.0	0	0	0	0	0	0	0
2019	0.00	0.307	0	3.17	0.00	0.00	0.38	1.27	0.0	0	0	0	0	0	0	0
2020	4.53	0.312	0	3.21	0.00	0.00	0.39	1.29	0.0	0	0	0	0	0	0	0
2021	3.83	0.316	0	3.27	0.00	0.00	0.39	1.31	0.0	0	0	0	0	0	0	0
2022	3.93	0.321	0	3.32	0.00	0.00	0.40	1.33	0.0	0	0	0	0	0	0	0
											0	0	0	0	0	0
65YR	96.78			1.42							0	0	0	0	0	0
											0	0	0	0	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000



Sproule
ASSOCIATES LIMITED

Probable Reserves & Values Unrisked


NORTHWEST TERRITORIES
T. 126
T. 120
T. 110
T. 100
T. 90
T. 80
T. 50
T. 40
T. 30
T. 20
T. 10
T. 1
6th Meridian
5th Meridian
4th Meridian
BRITISH COLUMBIA
SASKATCHEWAN
EDMONTON
GILBY WEST
T. 39-40 R. 3-4 W. 5
CALGARY
U.S.A.
ALBERTA
LOCATION MAP
SHOWING
GILBY WEST AREA
MI. 50 25 0 50 MI.
Km. 80 40 0 80 Km.
Sproule
14689

2W5 3W5 4W5 5W5

T41 T40 T39 T38

R2 R3 R4

Scale: 1:175,000


0 Kilometers 5
0 Miles 4

PETRO-CANADA OIL AND GAS

GILBY WEST AREA
ALBERTA

Author: SPROULE ASSOCIATES LIMITED
Project: PETROCANADA14689.pdp
Map: GILBY WEST
Date: 3/27/2003

Created by Merak PetroDesk (v.2001.1)

Layer Legend
- IPL_Gas_Plants
- IPL_Wells (Well Symbols)
- IPL_Pipe_Sour_Gas (Pipeline Styles)
- IPL_Pipe_Natural_Gas (Pipeline Styles)
- GILBY WEST P&NG HOLDINGS

Well Symbols

Location	Service
Gas Well	Injector
Oil Well	Suspend
Oil & Gas	Capped
Bitumen	D & A
Drilling	Abdn Oil&Gas



2W5
3W5
4W5
5W5
R6
T42
T41
T40
T39
T38
R2
R3
R4

Layer Legend
- Working List (Well Symbols)
- IPL_Gas_Plants
- IPL_Wells (Well Symbols)
- IPL_Pipe_Sour_Gas (Pipeline Styles)
- IPL_Pipe_Natural_Gas (Pipeline Styles)
- Gilby Jurassic F Unit
- Gilby Jurassic B Unit No.1
- Medicine River Glauconite A Unit No.1
- Gilby Viking Unit Agr No 1 - Segment B
- Gilby Lower Mannville Ostracod Unit No.1

Well Symbols
- Location
- Gas Well
- Oil Well
- Oil & Gas
- Bitumen
- Drilling
- Service
- Injector
- Suspend
- Capped
- D & A
- Abdn Oil&Gas

Scale: 1:200,000

Kilometers 0 5

Miles 0 4

PETRO-CANADA OIL AND GAS

GILBY WEST UNITS
ALBERTA

Author: SPROULE ASSOCIATES LIMITED
Project: PETROCANADA14689.pdp
Map: GILBY WEST UNITS
Date: 3/27/2003

Created by Merak PetroDesk (v.2001.1)

TABLE I
GILBY WEST, ALBERTA
LAND INVENTORY

P. & N. G. LEASE	T-R-M	DESCRIPTION SECTION	COMPANY INTERESTS	LESSOR ROYALTY	OTHER BURDENS	GROSS ACRES	LEASE EXPIRY DATE	REMARKS
5705	040-04-5	S 13	100% WI	CROWN		19	Continued	P&NG to base Jurassic. Subject to Gilby Lower Mannville Ostracod Unit No 1 & Gilby Jurassic F Unit No 1.
5939	039-04-5	E 16	6.25% WI	CROWN		320	Continued	P&NG in Glauconite.
23531	039-04-5	W 29	12.5% WI	CROWN		320	Continued	P&NG to base Mannville.
	039-04-5	NE 17, E 20	12.5% WI	CROWN		480	Continued	P&NG to base Mannville.
	039-04-5	SW 21	11.875% WI	CROWN		160	Continued	P&NG to base Mannville excluding Lower Mannville NG.
	039-04-5	SW 21	9.0625% WI	CROWN		(160)	Continued	Natural gas in Lower Mannville. Lands duplicated above.
	039-04-5	NW 09, S & NW 17, E 18, E 19, SW 20	12.5% WI	CROWN		1,440	Continued	P&NG to base Mannville. Subject to Medicine River Glauconite A Unit No 1.
	039-04-5	W 16	12.5% WI	CROWN		320	Continued	P&NG to base Mannville excluding Glauconitic.
	039-04-5	W 16	6.25% WI	CROWN		(320)	Continued	P&NG in Glauconite.
	039-04-5	E 30	12.5% WI	CROWN		320	Continued	P&NG to base Mannville excluding Edmonton NG & Glauconite.
	039-04-5	E 30	BPO: 0% WI	CROWN		(320)	Continued	Natural gas in Edmonton. Lands duplicated above. Payout based on 200% penalty.
			APO: 12.5% WI	CROWN				
	039-04-5	E 30	9.375% WI	CROWN		(320)	Continued	P&NG in Glauconite. Lands duplicated above. Subject to Medicine River Glauconite A Unit No 1.
	039-04-5	NW 20	12.5% WI	CROWN		160	Continued	P&NG to base Mannville excluding Glauconite.
	039-04-5	NW 20	13.0031% WI	CROWN		(160)	Continued	P&NG in Glauconite. Lands duplicated above.
24026	039-04-5	28	12.5% WI	CROWN		640	Continued	P&NG from base Cardium to base Mannville.
24027	039-04-5	33	12.5% WI	CROWN		640	Continued	P&NG from base Cardium to base Mannville.
24791	039-04-5	S & NE 32	6.25% WI	CROWN		480	Continued	P&NG to base Mannville.
25985	040-03-5	E 28	66.6667% WI	CROWN		320	Continued	P&NG to base Mannville. Subject to Gilby Basal Mannville B Unit No 1.
	040-03-5	W 28	66.6667% WI	CROWN		320	Continued	P&NG to base Mannville. Subject to Gilby Lower Mannville

TABLE I
GILBY WEST, ALBERTA
LAND INVENTORY

P. & N. G. LEASE	DESCRIPTION T-R-M	SECTION	COMPANY INTERESTS	LESSOR ROYALTY	OTHER BURDENS	GROSS ACRES	LEASE EXPIRY DATE	REMARKS
25985								Ostracod Unit No 1 & Gilby Basal Mannville B Unit No 1.
25986	041-03-5	02, 03	66.6667% WI	CROWN		1,280	Continued	P&NG in Viking. Subject to Gilby Viking Unit No 1.
25987	041-03-5	SE & Lsds 4, 5 & 6 of 04	66.6667% WI	CROWN		280	Continued	P&NG to base Jurassic excluding Jurassic Detrital.
	041-03-5	SE & Lsds 4, 5 & 6 of 04	58% WI	CROWN		(280)	Continued	P&NG in Jurassic Detrital. Lands duplicated above.
	041-03-5	Lsd 3 of 04	66.6667% WI	CROWN		40	Continued	P&NG to base Jurassic excluding Basal Mannville & Jurassic Detrital.
	041-03-5	Lsd 3 of 04	BPO: 100% WI	CROWN		(40)	Continued	P&NG in Basal Mannville & Jurassic Detrital. Lands duplicated above.
			APO: 58% WI	CROWN				
	041-03-5	N 04	66.6667% WI	CROWN		320	Continued	P&NG to base Jurassic excluding Basal Mannville & Jurassic Detrital. Subject to Gilby Viking Unit No 1.
	041-03-5	N 04	58% WI	CROWN		(320)	Continued	P&NG in Basal Mannville & Jurassic Detrital. Lands duplicated above.
25994	040-03-5	N 16	66.6667% WI	CROWN		320	Continued	P&NG to base Mannville. Subject to Gilby Basal Mannville B Unit No 1.
27537	040-03-5	Lsds 1 & 8 of 18	100% WI	CROWN		80	Continued	P&NG to base Mannville. Subject to Gilby Lower Mannville Ostracod Unit No 1, Gilby Jurassic B Unit No 1 & Gilby Jurassic F Unit No 1.
	040-03-5	Lsds 2 & 7 of 18	100% WI	CROWN		80	Continued	P&NG to base Mannville. Subjec to Gilby Lower Mannville Ostracod Unit No 1 & Gilby Jurassic F Unit.
27538	040-03-5	SE 30	100% WI	CROWN		160	Continued	P&NG to base Jurassic. Subject to Gilby Lower Mannville Ostracod Unit No 1 & Gilby Jurassic B Unit No 1.
27620	040-03-5	Lsds 1 & 8 of 06	12.5% WI	CROWN		80	Continued	Natural gas in Basal Quartz.
27714	039-04-5	NW 21	11.875% WI	CROWN		160	Continued	P&NG to base Mannville excluding Lower Mannville NG.
	039-04-5	NW 21	9.0625% WI	CROWN		(160)	Continued	Natural gas in Lower Mannville. Lands duplicated above.
27715	039-04-5	E 29	12.5% WI	CROWN		320	Continued	P&NG to base Mannville.

TABLE 1
GILBY WEST, ALBERTA
LAND INVENTORY

P. & N. G. LEASE	T-R-M	DESCRIPTION SECTION	COMPANY INTERESTS	LESSOR ROYALTY	OTHER BURDENS	GROSS ACRES	LEASE EXPIRY DATE	REMARKS
27825	040-03-5	NE 06	12.5% WI	CROWN		160	Continued	Natural gas in Basal Quartz.
30132	039-04-5	NE 07	4.38175% WI	CROWN		160	Continued	P&NG to base Mannville. Subject to Medicine River Glauconite A Unit No 1.
31019	040-04-5	SW 34	15% GORR	CROWN		160	Continued	P&NG to base Jurassic. Interest is 1/100(5-15%) oil, 15% gas GORR.
31076	039-04-5	NE 22	2.71875% GORR	CROWN		160	Continued	P&NG to base Mannville excluding Lower Mannville NG & Glauconite. Interest is 1/23.8365(5-15%) oil, 15% gas GORR on 18.125% prod.
	039-04-5	NE 22	2.375% GORR	CROWN		(160)	Continued	P&NG in Glauconite. Lands duplicated above. Interest is 1/23.8365(5-15%) oil, 15% gas GORR on 15.83329% prod.
	039-04-5	SE 22	6.25% WI	CROWN		160	Continued	Natural gas in Lower Mannville excluding Ostracod.
	039-04-5	SE 22	2.1875% WI	CROWN		(160)	Continued	Natural gas in Ostracod. Lands duplicated above.
31236	040-04-5	E 10, E 11	15% GORR	CROWN		640	Continued	P&NG to base Cardium. Interest is 1/100(5-15%) oil, 15% gas GORR.
	040-04-5	W 11, W 12	50% WI	CROWN		640	Continued	P&NG to base Cardium.
34930	040-04-5	SW 09	100% WI	CROWN		160	Continued	Petroleum to base Cardium.
	040-04-5	SW 09	3.75% GORR	CROWN		(160)	Continued	Natural gas to base Cardium. Lands duplicated above. Interest is 25% of 15% GORR.
	040-04-5	N & SE 09	3.75% GORR	CROWN		480	Continued	Natural gas to base Cardium. Interest is 25% of 15% GORR.
110655	040-03-5	SE 20	100% WI	CROWN		160	Continued	P&NG to base Mannville. Subject to Gilby Lower Mannville Ostracod Unit No 1 & Gilby Basal Mannville B Unit No 1.
110656	040-03-5	NE & Lsds 11 & 14 of 20, E & Lsds 3, 6, 11 & 14 of 29, SE & Lsds 4 & 5 of 32	100% WI	CROWN		960	Continued	P&NG to base Jurassic. Subject to Gilby Lower Mannville Ostracod Unit No 1 & Gilby Basal Mannville B Unit No 1.
	040-03-5	Lsds 12 & 13 of 20, Lsds 4, 5, 12	100% WI	CROWN		240	Continued	P&NG to base Jurassic. Subject to Gilby Lower Mannville Ostracod Unit No 1 & Gilby Jurassic B Unit No 1.

TABLE 1
GILBY WEST, ALBERTA
LAND INVENTORY

P. & N. G. LEASE	DESCRIPTION T-R-M	SECTION	COMPANY INTERESTS	LESSOR ROYALTY	OTHER BURDENS	GROSS ACRES	LEASE EXPIRY DATE	REMARKS
110656		& 13 of 29						
	040-03-5	Lsds 3 & 6 of 32	100% WI	CROWN		80	Continued	PNG to base Jurassic. Subject to Gilby Lower Mannville Ostracod Unit No 1, Gilby Basal Mannville B Unit No 1 & Gilby Jurassic B Unit No 1.
110657	040-03-5	NW 32	100% WI	CROWN		160	Continued	PNG to base Mannville. Subject to Gilby Lower Mannville Ostracod Unit No 1 & Gilby Basal Mannville B Unit No 1.
114601	041-02-5	NW 06	100% WI	CROWN		160	Continued	PNG in Viking. Subject to Gilby Viking Unit No 1.
116910	040-03-5	NE 32	100% WI	CROWN		160	Continued	PNG to base Mannville. Subject to Gilby Lower Mannville Ostracod Unit No 1 & Gilby Basal Mannville B Unit No 1.
125981	039-04-5	W 19	100% WI	CROWN		320	Continued	PNG to base Mannville.
125982	039-04-5	W 30	12.5% WI	CROWN	4% GORR	320	Continued	PNG to base Mannville excluding Edmonton & Glauconite NG. Subject to Medicine River Glauconite A Unit No 1.
	039-04-5	W 30	BPO: 0% WI	CROWN	4% GORR	(320)	Continued	Natural gas in Edmonton. Lands duplicated above. Payout based on 200% penalty.
			APO: 12.5% WI	CROWN				
	039-04-5	W 30	9.375% WI	CROWN	4% GORR	(320)	Continued	Natural gas in Glauconitic. Lands duplicated above. Subject to Medicine River Glauconite A Unit No 1.
126609	040-03-5	SW 06	12.5% WI	CROWN		160	Continued	Natural gas in Basal Quartz.
126609A	040-03-5	NW 06	12.5% WI	CROWN		160	Continued	Natural gas in Basal Quartz.
0477030009	039-04-5	E 21	11.875% WI	CROWN		320	Continued	PNG to base Mannville excluding Lower Mannville NG.
	039-04-5	W 22	2.71875% GORR	CROWN		320	Continued	PNG to base Mannville excluding Lower Mannville NG & Glauconite. Interest is 1/23.8365(5-15%) oil, 15% GORR on 18.125% prod.
	039-04-5	W 22	2.375% GORR	CROWN		(320)	Continued	PNG in Glauconite. Lands duplicated above. Interest is 15.83329% of 1/23.8365(5-15%) oil, 15% gas GORR.
0477060019	039-04-5	N & SW 31	1.875% GORR	CROWN		480	Continued	PNG to base Mannville. Interest is 1/23.8365(5-15%) oil, 15% gas GORR on 12.5% prod.
0477060020	039-04-5	NW 32	6.25% WI	CROWN		160	Continued	PNG to base Mannville.

TABLE I
GILBY WEST, ALBERTA
LAND INVENTORY

P. & N. G. LEASE	DESCRIPTION T-R-M SECTION	COMPANY INTERESTS	LESSOR ROYALTY	OTHER BURDENS	GROSS ACRES	LEASE EXPIRY DATE	REMARKS
0482110072	039-04-5 SE 22	2.71875% GORR	CROWN		(160)	Continued	P&NG to base Mannville excluding Lower Mannville NG & Glauconite. Lands duplicated above. Interest is 1/23.8365(5-15%) oil, 15% gas GORR on 18.125% prod.
	039-04-5 SE 22	2.375% GORR	CROWN		(160)	Continued	P&NG in Glauconite. Lands duplicated above. Interest is 1/23.8365(5-15%) oil, 15% gas GORR on 15.83329% prod.
	039-04-5 SE 22	6.26% WI	CROWN		(160)	Continued	Natural gas in Lower Mannville excluding Ostracod. Lands duplicated above.
	039-04-5 SE 22	2.1875% WI	CROWN		(160)	Continued	Natural gas in Ostracod. Lands duplicated above.
0484090244	040-03-5 Lsds 2 & 7 of 06	12.5% WI	CROWN		80	Continued	Natural gas in Basal Quartz.
0490120088	039-04-5 W 22	6.25% WI	CROWN		(320)	Continued	Natural gas in Lower Mannville excluding Ostracod. Lands duplicated above.
	039-04-5 W 22	2.1875% WI	CROWN		(320)	Continued	Natural gas in Ostracod. Lands duplicated above.
0491110213	039-04-5 E 21	11.875% WI	CROWN	10% GORR	(320)	Continued	Natural gas in Lower Mannville & P&NG from base Mannville to top Mississippian. Lands duplicated above.
	039-04-5 NW 21	11.875% WI	CROWN	10% GORR	(160)	Continued	P&NG from base Mannville to top Mississippian. Lands duplicated above.
	039-04-5 SW 21	11.875% WI	CROWN	10% GORR	(160)	Continued	P&NG from base Mannville to top Mississippian. Lands duplicated above.
0492030266	039-04-5 E 16	15.63034% WI	CROWN		(320)	Continued	Natural gas in Lower Mannville. Lands duplicated above.
0497030231	039-04-5 17	5.34375% WI	CROWN		(640)	Continued	P&NG from base Mannville to base Jurassic. Lands duplicated above.
0498100242	040-04-5 W 12	100% WI	CROWN		(320)	Continued	P&NG from base Viking to top Mississippian. Lands duplicated above.
	040-04-5 SE 12	100% WI	CROWN		160	Continued	P&NG to top Mississippian.
FH 03904W5/23	039-04-5 N & SE 23	6.25% WI	17.5% F/H		327	Continued	Natural gas in Cardium.
	039-04-5 SE 23	6.25% WI	15% F/H		153	Continued	Natural gas in Cardium.
	039-04-5 SW 23	25% WI	20% F/H		160	Continued	P&NG to top Mississippian excluding Cardium NG.

TABLE 1
GILBY WEST, ALBERTA
LAND INVENTORY

P. & N. G. LEASE	DESCRIPTION T-R-M	SECTION	COMPANY INTERESTS	LESSOR ROYALTY	OTHER BURDENS	GROSS ACRES	LEASE EXPIRY DATE	REMARKS
FH 03904W5/23	039-04-5	SW 23	6.25% WI	20% F/H		(160)	Continued	Natural gas in Cardium. Lands duplicated above.
FH 03904W5/25	039-04-5	SE 25	12.5% CI	12.5% F/H	2% GORR	160	Continued	All P&NG rights.
	039-04-5	SW 25	12.5% CI	12.5% F/H	2% GORR	160	Continued	All P&NG rights.
	039-04-5	NW 25	12.5% CI	12.5% F/H	2% GORR	160	Continued	All P&NG rights.
	039-04-5	NE 25	12.5% CI	12.5% F/H	2% GORR	160	Continued	All P&NG rights.
FH 04003W5/21	040-03-5	21	100% WI	15% F/H		640	Continued	Petroleum to base Mannville. Subject to Gilby Basal Mannville B Unit No 1.
FH 04003W5/33	040-03-5	Lsds 3 & 6 of 33	100% WI	15% F/H		80	Continued	P&NG to base Mannville. Subject to Gilby Basal Mannville B Unit No 1.
FH 04004W5/01	040-04-5	SE 01	12.5% CI	12.5% F/H	2% GORR	160	Continued	All P&NG rights.
	040-04-5	SW 01	12.5% CI	12.5% F/H	2% GORR	160	Continued	All P&NG rights.
FH 04004W5/13	040-04-5	S 13	100% WI	15% F/H		301	Continued	P&NG to base Jurassic. Subject to Gilby Lower Mannville Ostracod Unit No 1 & Gilby Jurassic F Unit No 1.
	040-04-5	NW 13	100% WI	15% F/H		160	Continued	P&NG to base Jurassic. Subject to Gilby Lower Mannville Ostracod Unit No 1.

MEDICINE RIVER GLAUCONITE "A" UNIT NO. 1

UWI	WELL NAME	LIC NO.	FLUID/ STATUS/TYPE	R/R DATE	LIC. DATE	ON PROD DATE	FIELD NAME	POOL NAME	OPERATOR NAME
00/10-32-038-04W5/0	AMOCO MEDR 10-32-38-4	0038766	Oil/Abandoned	30/09/70	11/09/70	15/10/70	MEDICINE R	GLAUCONITE/	NCE PETROFUND CORP.
00/12-32-038-04W5/0	AMOCO MEDICINE RIVER 12-32-38-4	0125096	Abandoned	08/01/87	15/12/86	n/a	MEDICINE R	unknown	NCE PETROFUND CORP.
00/02-05-039-04W5/0	NCE PET ET AL MEDR 2-5-39-4	0029473	Oil/Pumping	18/01/66	25/11/65	04/09/66	MEDICINE R	GLAUCONITE/	NCE PETROFUND CORP.
00/04-05-039-04-W5/0	NCE PET ET AL MEDR 4-5-39-4	0031938	Oil/Pumping	31/03/67	08/03/67	06/04/67	MEDICINE R	GLAUCONITE/	NCE PETROFUND CORP.
02/10-07-039-04W5/0	NCE PET ET AL MEDR 10-7-39-4	0048033	Oil/Pumping	06/12/73	16/11/73	27/01/74	MEDICINE R	GLAUCONITE/	NCE PETROFUND CORP.
00/02-08-039-04W5/0	NCE PET ET AL MEDR 2-8-39-4	0031336	Oil/Pumping	02/01/67	23/11/66	10/01/67	MEDICINE R	GLAUCONITE/	NCE PETROFUND CORP.
00/04-08-039-04W5/0	NCE PET ET AL MEDR 4-8-39-4	0042778	Oil/Pumping	17/07/72	16/06/72	12/10/72	MEDICINE R	GLAUCONITE/	NCE PETROFUND CORP.
00/10-08-039-04W5/0	AMOCO MEDR 10-8-39-4	0030047	Oil/Abandoned	20/06/66	17/02/66	28/07/66	MEDICINE R	GLAUCONITE/	NCE PETROFUND CORP.
02/10-08-039-04W5/0	AMOCO MEDR 10-8-39-4	0084753	Abandoned	27/09/80	06/08/80	n/a	MEDICINE R	GLAUCONITE/	NCE PETROFUND CORP.
00/12-08-039-04W5/0	NCE PET ET AL 12-8-39-4	0043020	Oil/Pumping	08/08/72	19/07/72	25/08/72	MEDICINE R	GLAUCONITE/	NCE PETROFUND CORP.
00/12-09-039-04W5/0	AMOCO MEDR 12-9-39-4	0031615	Oil/Abandoned	17/02/67	19/01/67	25/02/67	MEDICINE R	GLAUCONITE/	NCE PETROFUND CORP.
02/12-09-039-04W5/0	CRESTAR ET AL 102 MEDR 12-9-39-4	0210710	Abandoned	19/01/98	17/12/97	n/a	MEDICINE R	unknown	NCE PETROFUND CORP.
00/02-17-039-04W5/0	NCE PET ET AL MEDR 2-17-39-4	0032006	Oil/Flowing	22/05/67	27/03/67	01/06/67	MEDICINE R	GLAUCONITE/	NCE PETROFUND CORP.
00/04-17-039-04W5/0	AMOCO MEDR 4-17-39-4	0038727	Oil/Abandoned	23/09/70	04/09/70	09/10/70	MEDICINE R	GLAUCONITE/	NCE PETROFUND CORP.
00/12-17-039-04W5/0	NCE PET ET AL MEDR 12-17-39-4	0044710	Oil/Pumping	03/02/73	03/01/73	07/03/73	MEDICINE R	GLAUCONITE/	NCE PETROFUND CORP.
00/02-18-039-04W5/0	NCE PET ET AL MEDR 2-18-39-4	0045687	Oil/Pumping	05/06/73	09/05/73	28/06/73	MEDICINE R	GLAUCONITE/	NCE PETROFUND CORP.
00/10-18-039-04W5/0	AMOCO MEDR 10-18-39-4	0033618	Oil/Abandoned	07/03/68	08/02/68	11/03/68	MEDICINE R	GLAUCONITE/	NCE PETROFUND CORP.
00/02-19-039-04W5/2	NCE PET ET AL MEDR 2-19-39-4	0041618	Oil/Suspended	11/01/72	14/12/71	27/03/73	MEDICINE R	GLAUCONITE/	NCE PETROFUND CORP.
00/10-19-039-04W5/0	NCE PET ET AL MEDR 10-19-39-4	0042311	Oil/Abandoned	08/06/72	10/03/72	13/08/72	MEDICINE R	GLAUCONITE/	NCE PETROFUND CORP.
00/04-20-039-04W5/0	AMOCO MEDR 4-20-39-4	0039510	Oil/Abandoned	25/01/71	05/01/71	11/02/72	MEDICINE R	GLAUCONITE/	NCE PETROFUND CORP.
02/04-20-039-04W5/0	NCE PET ET AL MEDR 4-20-39-4	0079428	Water/Injection	31/12/79	22/11/79	n/a	MEDICINE R	GLAUCONITE/	NCE PETROFUND CORP.
00/04-30-039-04W5/0	NCE PET MEDR 4-30-39-4	0045251	Oil/Pumping	24/03/73	27/02/73	08/06/73	MEDICINE R	GLAUCONITE/	NCE PETROFUND CORP.

GILBY BASAL MANNVILLE B UNIT 1

UWI	WELL NAME	LIC NO.	FLUID/ STATUS/TYPE	R/R DATE	LIC. DATE	ON PROD DATE	FIELD NAME	POOL NAME	OPERATOR NAME
00/09-16-040-03W5/0	PEX UNIT GILBY 9-16-40-3	0055853	Pumping Oil	11/12/75	19/11/75	02/06/76	GILBY	ELRL	PETRO-CANADA
00/08-20-040-03W5/0	PEX UNIT GILBY 8-20-40-3	0054227	Suspended Oil	25/11/75	15/07/75	19/05/76	GILBY	ELRL	PETRO-CANADA
00/10-20-040-03W5/0	PEX GILBY 10-20-40-3	0023302	Pumping Oil	24/11/62	07/11/62	20/12/62	GILBY	ELRL	PETRO-CANADA
00/02-21-040-03W5/0	PC GILBY 2-21-40-3	0026709	Abandoned	29/09/64	27/08/64	28/10/64	GILBY	ELRL	177293 CANADA LTD.
00/06-21-040-03W5/0	PC ET AL GILBY 6-21-40-3	0026082	Abandoned	07/08/64	11/05/64	21/08/64	GILBY	ELRL	PETRO-CANADA
00/10-21-040-03W5/2	PC GILBY 10-21-40-3	0026710	Pumping Oil	21/11/64	27/08/64	24/12/64	GILBY	ELRL	PETRO-CANADA
00/14-21-040-03W5/0	PC GILBY 14-21-40-3	0026141	Abandoned	26/08/64	25/05/64	25/10/64	GILBY	ELRL	PETRO-CANADA
00/02-28-040-03W5/0	PEX UNIT GILBY 2-28-40-3	0039210	Pumping Oil	18/12/70	30/11/70	03/01/71	GILBY	ELRL	PETRO-CANADA
00/04-28-040-03W5/0	ESSO ET AL GILBY 4-28-40-3	0027047	Pumping Oil	17/11/64	26/10/64	31/12/64	GILBY	ELRL	PETRO-CANADA
00/05-28-040-03W5/0	PEX UNIT GILBY 5-28-40-3	0043016	Pumping Oil	07/08/72	18/07/72	28/09/72	GILBY	ELRL	PETRO-CANADA
00/07-28-040-03W5/0	PC ET AL GILBY 7-28-40-3	0183590	Abandoned	06/01/96	15/12/95	N/A	GILBY	UNKNOWN	PETRO-CANADA
00/10-28-040-03W5/0	ESSO ET AL GILBY 10-28-40-3	0033666	Abandoned	02/04/68	14/02/68	10/04/68	GILBY	ELRL	PETRO-CANADA
00/12-28-040-03W5/0	ESSO ET AL GILBY 12-28-40-3	0016722	Pumping Oil	29/03/59	13/02/59	07/05/59	GILBY	ELRL	PETRO-CANADA
00/16-28-040-03W5/0	PC ET AL GILBY 16-28-40-3	0176892	Pumping Oil	28/03/95	14/03/95	15/07/95	GILBY	ELRL	PETRO-CANADA
00/03-29-040-03W5/0	PEX GILBY IN 3-29MU-40-3	0013912	Suspended Water	30/09/57	29/08/57	05/12/57	GILBY	ELRL	PETRO-CANADA
00/07-29-040-03W5/0	PEX GILBY 7-29-40-3	0013287	Suspended Water	05/06/57	24/04/57	14/08/57	GILBY	ELRL	PETRO-CANADA
00/09-29-040-03W5/0	PEX GILBY 9-29-40-3	0014474	Suspended Water	06/02/58	20/12/57	29/04/58	GILBY	ELRL	PETRO-CANADA
00/15-29-040-03W5/0	PEX GILBY 15-29-40-3	0015119	Suspended Oil	14/06/58	30/04/58	28/07/58	GILBY	ELRL	PETRO-CANADA
00/05-32-040-03W5/2	PEX GILBY 5-32-40-3	0015808	Pumping Oil	20/09/58	27/08/58	03/04/74	GILBY	ELRL	PETRO-CANADA
00/06-32-040-03W5/0	PC ET AL GILBY 6-32-40-3	0182861	Pumping Oil	21/12/95	06/12/95	07/02/96	GILBY	ELRL	PETRO-CANADA
00/07-32-040-03W5/0	PEX GILBY INJ 7-32MS- 40-3	0015663	Abd Zone	20/08/58	31/07/58	19/10/58	GILBY	ELRL	177293 CANADA LTD.
00/07-32-040-03W5/3	PEX GILBY INJ 7-32MS- 40-3	0015663	Abandoned	20/08/58	31/07/58	13/03/68	GILBY	ELRL	177293 CANADA LTD.
00/10-32-040-03W5/0	PC GILBY 10-32-40-3	0179884	Pumping Oil	29/08/95	11/08/95	15/11/95	GILBY	ELRL	PETRO-CANADA
00/03-33-040-03W5/0	PC UNIT GILBY 3-33-40-3	0216399	Standing	26/08/98	09/07/98	N/A	GILBY	UNKNOWN	PETRO-CANADA
00/04-33-040-03W5/0	PC CPR LINDER GILBY 4-33-40-3	0017488	Pumping Oil	01/09/59	28/07/59	27/09/59	GILBY	ELRL	PETRO-CANADA

GILBY JURASSIC B UNIT 1

UWI	WELL NAME	LIC NO.	FLUID/ STATUS/TYPE	R/R DATE	LIC DATE	ON PROD DATE	FIELD NAME	POOL NAME	OPERATOR NAME
00/06-17-040-03W5/0	AECOG(W) GILBY 6-17-40-3	0022876	Pumping Oil	13/10/62	16/08/62	05/11/62	GILBY	NRDG	ARC RESOURCES LTD.
00/12-17-040-03W5/0	AECOG (W) GILBY 12-17-40-3	0021971	Suspended Oil	11/02/62	22/01/62	06/03/62	GILBY	NRDG	ARC RESOURCES LTD.
00/14-17-040-03W5/0	AECOG(W) GILBY 14-17-40-3	0022267	Pumping Oil	20/09/62	16/03/62	19/10/62	GILBY	NRDG	ARC RESOURCES LTD.
00/08-18-040-03W5/0	AECOG (W) GILBY 8-18-40-3	0023249	Water Injector	15/11/62	31/10/62	25/10/63	GILBY	NRDG	ARC RESOURCES LTD.
00/10-18-040-03W5/0	AECOG(W) GILBY 10-18-40-3	0023412	Suspended Water	10/12/62	28/11/62	22/12/62	GILBY	NRDG	ARC RESOURCES LTD.
00/14-18-040-03W5/0	AECOG(W) GILBY 14-18-40-3	0022866	Water Injector	04/09/62	14/08/62	21/09/62	GILBY	NRDG	ARC RESOURCES LTD.
00/16-18-040-03W5/0	AECOG(W) GILBY 16-18-40-3	0023273	Pumping Oil	17/11/62	02/11/62	28/11/62	GILBY	NRDG	ARC RESOURCES LTD.
00/02-19-040-03W5/0	AECOG(W) GILBY 2-19-40-3	0023022	Water Disposal	02/10/62	19/09/62	22/10/62	GILBY	NRDG	ARC RESOURCES LTD.
00/06-19-040-03W5/0	AECOG(W) GILBY 6-19-40-3	0019878	Pumping Oil	17/11/60	24/10/60	03/12/60	GILBY	NRDG	ARC RESOURCES LTD.
00/08-19-040-03W5/0	AECOG(W) GILBY 8-19-40-3	0022087	Pumping Oil	24/02/62	09/02/62	05/03/62	GILBY	NRDG	ARC RESOURCES LTD.
00/10-19-040-03W5/0	AECOG(W) GILBY 10-19-40-3	0019728	Pumping Oil	11/10/60	20/09/60	01/11/60	GILBY	NRDG	ARC RESOURCES LTD.
00/14-19-040-03W5/0	AECOG(W) GILBY 14-19-40-3	0022259	Water Disposal	31/03/62	15/03/62	16/04/62	GILBY	NRDG	ARC RESOURCES LTD.
00/16-19-040-03W5/0	AECOG(W) GILBY 16-19-40-3	0019415	Pumping Oil	31/08/60	21/07/60	05/09/60	GILBY	NRDG	ARC RESOURCES LTD.
00/04-20-040-03W5/0	AECOG(W) GILBY 4-20-40-3	0022701	Pumping Oil	06/08/62	10/07/62	16/09/62	GILBY	NRDG	ARC RESOURCES LTD.
00/06-20-040-03W5/0	AECOG(W) GILBY 6-20-40-3	0022818	Suspended Oil	27/08/62	07/08/62	06/10/62	GILBY	NRDG	ARC RESOURCES LTD.
00/12-20-040-03W5/0	AECOG (W) GILBY 12-20-40-3	0022550	Water Injector	30/06/62	08/06/62	01/08/62	GILBY	NRDG	ARC RESOURCES LTD.
00/03-29-040-03W5/2	PEX GILBY IN 3-29MU-40-3	0013912	Suspended Water	30/09/57	29/08/57	N/A	GILBY	JRSC	ARC RESOURCES LTD.
00/05-29-040-03W5/0	AECOG (W) GILBY 5-29-40-3	0015542	Suspended Water	29/07/58	10/07/58	02/08/72	GILBY	NRDG	ARC RESOURCES LTD.
00/06-29-040-03W5/0	AECOG (W) GILBY 6-29-40-3	0020769	Suspended Oil	09/06/61	23/05/61	01/07/61	GILBY	FRNI	ARC RESOURCES LTD.
00/11-29-040-03W5/0	AECOG (W) GILBY 11-29-40-3	0014732	Suspended Oil	23/03/58	06/02/58	11/06/58	GILBY	NRDG	ARC RESOURCES LTD.
00/13-29-040-03W5/2	AECOG (W) GILBY 13-29 MU- 40-3	0015953	Pumping Oil	18/10/58	24/09/58	21/05/64	GILBY	NRDG	ARC RESOURCES LTD.
00/02-30-040-03W5/0	AECOG (W) GILBY 2-30-40-3	0022482	Pumping Oil	22/06/62	30/05/62	30/06/62	GILBY	NRDG	ARC RESOURCES LTD.
00/04-30-040-03W5/0	AECOG(W) GILBY 4-30-40-3	0022653	Pumping Oil	12/07/62	27/06/62	24/07/62	GILBY	NRDG	ARC RESOURCES LTD.
00/06-30-040-03W5/0	AECOG(W) GILBY 6-30-40-3	0022794	Water Injector	15/08/62	01/08/62	28/08/62	GILBY	NRDG	ARC RESOURCES LTD.
00/08-30-040-03W5/0	PCI GILBY 8-30-40-3	0022783	Suspended Oil	22/08/62	30/07/62	06/09/62	GILBY	NRDG	ARC RESOURCES LTD.
00/10-30-040-03W5/0	AECOG(W) GILBY 10-30-40-3	0023540	Pumping Oil	06/01/63	19/12/62	04/02/63	GILBY	NRDG	ARC RESOURCES LTD.
00/12-30-040-03W5/0	AECOG (W) GILBY 12-30-40-3	0022729	Pumping Oil	30/07/62	16/07/62	27/08/62	GILBY	NRDG	ARC RESOURCES LTD.
00/14-30-040-03W5/0	AECOG(W) GILBY 14-30-40-3	0022859	Water Injector	17/09/62	14/08/62	26/09/62	GILBY	NRDG	ARC RESOURCES LTD.
00/16-30-040-03W5/0	CONWEST ET AL GILBY 16-30-40-3	0164267	Pumping Oil	15/02/94	21/01/94	04/05/94	GILBY	NRDG	ARC RESOURCES LTD.
00/02-31-040-03W5/0	AECOG(W) GILBY 2-31-40-3	0020741	Suspended Oil	30/06/61	16/05/61	22/07/61	GILBY	NRDG	ARC RESOURCES LTD.
00/04-31-040-03W5/0	AECOG(W) GILBY 4-31-40-3	0022633	Flowing Oil	12/07/62	21/06/62	25/07/62	GILBY	NRDG	ARC RESOURCES LTD.

GILBY JURASSIC B UNIT 1

UWI	WELL NAME	LIC NO.	FLUID/ STATUS/TYPE	R/R DATE	LIC. DATE	ON PROD DATE	FIELD NAME	POOL NAME	OPERATOR NAME
00/06-31-040-03W5/0	AECOG(W) GILBY 6-31-40-3	0022891	Suspended Water	02/09/62	20/08/62	24/09/62	GILBY	NRDG	ARC RESOURCES LTD.
00/12-31-040-03W5/0	AECOG(W) GILBY 12-31-40-3	0022945	Pumping Oil	19/09/62	31/08/62	30/09/62	GILBY	NRDG	ARC RESOURCES LTD.
00/03-32-040-03W5/0	AECOG (W) GILBY 3-32-40-3	0015413	Suspended Water	04/07/58	17/06/58	20/07/58	GILBY	NRDG	ARC RESOURCES LTD.
00/08-24-040-04W5/0	AECOG (W) GILBY 8-24-40-4	0023140	Abandoned	08/11/62	11/10/62	N/A	GILBY	JRSC	ARC RESOURCES LTD.
00/15-24-040-04W5/0	AECOG(W) GILBY 15-24-40-4	0028972	Suspended Oil	23/10/65	15/09/65	12/12/65	GILBY	NRDG	ARC RESOURCES LTD.
00/16-24-040-04W5/0	AECOG(W) GILBY 16-24-40-4	0022941	Pumping Oil	24/09/62	30/08/62	02/10/62	GILBY	NRDG	ARC RESOURCES LTD.
00/02-25-040-04W5/0	AECOG(W) GILBY 2-25-40-4	0023119	Pumping Oil	22/10/62	05/10/62	01/11/62	GILBY	NRDG	ARC RESOURCES LTD.
00/06-25-040-04W5/2	AECOG (W) ET AL GILBY 6-25-40-4	0023248	Suspended Water	15/11/62	31/10/62	N/A	GILBY	JRSC	ARC RESOURCES LTD.
00/08-25-040-04W5/0	AECOG(W) GILBY 8-25-40-4	0022227	Pumping Oil	05/05/62	08/03/62	16/05/62	GILBY	NRDG	ARC RESOURCES LTD.
00/10-25-040-04W5/0	AECOG(W) GILBY 10-25-40-4	0021809	Suspended Water	06/01/62	08/12/61	11/02/62	GILBY	NRDG	ARC RESOURCES LTD.
00/12-25-040-04W5/0	AECOG(W) GILBY 12-25-40-4	0024558	Pumping Oil	11/08/63	22/07/63	16/01/64	GILBY	NRDG	ARC RESOURCES LTD.
00/14-25-040-04W5/2	AECOG (W) ET AL GILBY 14-25-40-4	0022986	Pumping Oil	04/10/62	11/09/62	19/09/63	GILBY	NRDG	ARC RESOURCES LTD.
00/16-25-040-04W5/0	AECOG(W) GILBY 16-25-40-4	0022704	Suspended Water	31/07/62	11/07/62	09/08/62	GILBY	NRDG	ARC RESOURCES LTD.
00/08-35-040-04W5/0	KMG GILBY IN 8-35-40-4	0023384	Suspended	07/12/62	22/11/62	17/12/62	GILBY	NRDG	ARC RESOURCES LTD.
00/02-36-040-04W5/2	AECOG (W) GILBY 2-36-40-4	0022795	Pumping Oil	22/08/62	01/08/62	08/10/62	GILBY	NRDG	ARC RESOURCES LTD.
00/04-36-040-04W5/0	AECOG(W) GILBY 4-36-40-4	0023984	Suspended Oil	06/04/63	15/03/63	16/04/63	GILBY	NRDG	ARC RESOURCES LTD.
00/06-36-040-04W5/0	AECOG(W) GILBY 6-36-40-4	0023780	Suspended Water	23/02/63	08/02/63	13/03/63	GILBY	NRDG	ARC RESOURCES LTD.
00/08-36-040-04W5/2	AECOG (W) GILBEY 8-36-40-4	0022426	Suspended Water	31/05/62	18/05/62	23/07/62	GILBY	NRDG	ARC RESOURCES LTD.

GILBY JURASSIC F UNIT

UWI	WELL NAME	LIC NO.	FLUID/ STATUS/TYPE	R/R DATE	LIC. DATE	ON PROD DATE	FIELD NAME	POOL NAME	OPERATOR NAME
00/10-07-040-03W5/0	PC ET AL GILBY 10-7-40-3	0020870	Abandoned	14/07/61	06/06/61	26/08/61	GILBY	NRDG	PETRO-CANADA
00/12-07-040-03W5/0	CCOL B. A. CPR GILBY 12-7-40-3	0027231	Suspended Oil	12/12/64	25/11/64	06/01/65	GILBY	NRDG	PETRO-CANADA
00/14-07-040-03W5/0	CCOL BA C. P. R. GILBY 14-7-40-3	0024216	Pumping Oil	24/06/63	29/05/63	20/07/63	GILBY	NRDG	PETRO-CANADA
00/16-07-040-03W5/0	PC ET AL GILBY 16-7-40-3	0026558	Abandoned	09/08/64	27/07/64	20/08/64	GILBY	NRDG	PETRO-CANADA
00/02-18-040-03W5/0	PCI GILBY 2-18-40-3	0028155	Pumping Oil	24/05/65	30/04/65	07/06/65	GILBY	NRDG	PETRO-CANADA
00/04-18-040-03W5/0	PC ET AL GILBY 4-18-40-3	0026695	Pumping Oil	13/09/64	25/08/64	24/10/64	GILBY	NRDG	PETRO-CANADA
00/16-12-040-04W5/0	PC GILBY 16-12-40-4	0026438	Suspended Oil	27/07/64	09/07/64	23/08/64	GILBY	NRDG	PETRO-CANADA
00/02-13-040-04W5/0	PC MEDR 2-13-40-4	0027782	Suspended Oil	14/03/65	17/02/65	09/04/65	GILBY	NRDG	PETRO-CANADA
00/06-13-040-04W5/0	PC GILBY IN 6-13-40-4	0028170	Suspended Water	29/05/65	11/05/65	20/07/65	GILBY	NRDG	PETRO-CANADA
00/08-13-040-04W5/0	PC MEDR 8-13-40-4	0028948	Abandoned	17/11/65	13/09/65	04/12/65	GILBY	NRDG	PETRO-CANADA

GILBY LOWER MANNVILLE OSTRACOD UNIT 1

UWI	WELL NAME	LIC NO.	FLUID/ STATUS/TYPE	R/R DATE	LIC. DATE	ON PROD DATE	FIELD NAME	POOL NAME	OPERATOR NAME
00/04-19-040-03W5/2	AECOG(W) GILBY 4-19-40-3	0020162	Abandoned	09/01/61	16/12/60	N/A	GILBY	NONE	PETRO-CANADA
00/12-19-040-03W5/2	AECOG(W) GILBY 12-19-40-3	0021947	Abandoned	06/02/62	12/01/62	N/A	GILBY	NONE	PETRO-CANADA
00/16-19-040-03W5/2	AECOG(W) GILBY 16-19-40-3	0019415	Suspended Gas	31/08/60	21/07/60	01/08/72	GILBY	ELRL	PETRO-CANADA
00/12-21-040-03W5/0	PC GILBY 12-21-40-3	0025593	Abandoned Zone	16/03/64	29/01/64	N/A	GILBY	ELRL	PETRO-CANADA
00/08-30-040-03W5/2	PCI GILBY 8-30-40-3	0022783	Producing Gas	22/08/62	30/07/62	01/05/73	GILBY	ELRL	PETRO-CANADA
00/02-13-040-04W5/2	PC MEDR 2-13-40-4	0027782	Suspended Gas	14/03/65	17/02/65	25/04/72	GILBY	ELRL	PETRO-CANADA

GILBY VIKING UNIT AGR. NO. 1 - SEGMENT B

UWI	WELL NAME	LIC NO.	FLUID/ STATUS/TYPE	R/R DATE	LIC. DATE	ON PROD DATE	FIELD NAME	POOL NAME	OPERATOR NAME
00/02-06-041-02W5/0	EQUATORIAL GILBY IN 2-6V- 41-2	0016628	Abandoned	22/02/59	27/01/59	13/03/59	GILBY	VKNG	EQUATORIAL ENERGY INC.
00/04-06-041-02W5/0	CALSTAN GILBY 4-6V- 41-2	0016795	Abandoned	22/03/59	03/03/59	13/05/59	GILBY	VKNG	CHEVRON CANADA RESOURCES LIMITED
00/12-06-041-02W5/0	PEX GILBY 12-6-41-2	0017496	Abandoned	28/08/59	30/07/59	27/09/59	GILBY	VKNG	PETRO-CANADA
00/02-01-041-03W5/0	CALSTAN GILBY 2-1V- 41-3	0017248	Abandoned	26/06/59	15/06/59	01/08/59	GILBY	VKNG	CHEVRON CANADA RESOURCES LIMITED
00/04-01-041-03W5/0	HOMESTEAD ET AL GILBY 4-1-41-3	0017462	Abandoned	21/08/59	23/07/59	18/10/59	GILBY	VKNG	NEXEN CANADA LTD.
00/10-01-041-03W5/0	ALTAQUEST ET AL GILBY 10-1MU- 41-3	0017624	Abd Zone	06/10/59	24/08/59	28/10/59	GILBY	VKNG	CHAIN ENERGY CORPORATION
00/12-01-041-03W5/0	HOMESTEAD ET AL GILBY 12-1-41-3	0017471	Abandoned	09/09/59	23/07/59	18/10/59	GILBY	VKNG	NEXEN CANADA LTD.
00/12-02-041-03W5/0	ESSO SYLVAN 12-2	0011780	Abandoned	27/07/56	04/07/56	19/09/56	GILBY	VKNG	IMPERIAL OIL RESOURCES LIMITED
00/02-03-041-03W5/0	CAN SEAB'D ET AL GILBY 2-3-41-3	0016803	Abandoned	05/06/59	05/03/59	18/06/59	GILBY	VKNG	IMPERIAL OIL RESOURCES LIMITED
00/04-03-041-03W5/0	ESSO ET AL GILBY 4-3-41-3	0021501	Abandoned	23/10/61	11/10/61	17/11/61	GILBY	VKNG	IMPERIAL OIL RESOURCES LIMITED
00/10-03-041-03W5/2	PC ET AL GILBY 10-3MU-41-3	0011425	Suspended Oil	06/07/56	16/05/56	07/10/56	GILBY	VKNG	PETRO-CANADA
00/12-03-041-03W5/0	ESSO ET AL GILBY IN 12-3-41-3	0010409	Abandoned	24/11/55	01/11/55	21/01/56	GILBY	VKNG	IMPERIAL OIL RESOURCES LIMITED
00/10-04-041-03W5/0	PC SYLVAN 10-4-41-3	0006741	Abd Zone	23/10/53	14/07/53	08/11/53	GILBY	VKNG	PETRO-CANADA
00/12-04-041-03W5/0	CANADIAN SEABOARD SYLVAN 12-4	0013031	Abandoned	27/02/57	04/02/57	21/03/57	GILBY	VKNG	IMPERIAL OIL RESOURCES LIMITED
00/10-05-041-03W5/0	ENCAL A- 1 GILBY 10-5-41-3	0022869	Abd Zone	04/09/62	15/08/62	07/11/62	GILBY	VKNG	CALPINE CANADA RESOURCES LTD.
00/12-05-041-03W5/0	GULF ET AL GILBY 12-5-41-3	0023006	Pumping Oil	01/10/62	14/09/62	26/10/62	GILBY	VKNG	CONOCO CANADA RESOURCES LIMITED
00/10-07-041-03W5/0	B. A. CPR IRWIN GILBY 10-7MU- 41-3	0020734	Pumping Oil	06/07/61	15/05/61	19/08/61	GILBY	VKNG	CONOCO CANADA RESOURCES LIMITED
00/02-08-041-03W5/0	AMOCO GILBY 2-8-41-3	0011956	Abandoned	13/08/56	02/08/56	20/10/56	GILBY	VKNG	CONOCO CANADA RESOURCES LIMITED
00/10-08-041-03W5/0	AMOCO GILBY 10-8-41-3	0011778	Abandoned	24/07/56	04/07/56	21/10/56	GILBY	VKNG	CONOCO CANADA RESOURCES LIMITED
00/12-08-041-03W5/0	AMOCO GILBY 12-8-41-3	0011403	Abd Zone	13/06/56	09/05/56	18/10/56	GILBY	VKNG	CONOCO CANADA RESOURCES LIMITED
00/02-09-041-03W5/0	EQUATORIAL MATIISEN 2	0013093	Abandoned	20/05/57	14/02/57	14/06/57	GILBY	VKNG	EQUATORIAL ENERGY INC.
00/04-09-041-03W5/0	C. P. R. MATIISEN 4	0012690	Abd Zone	06/01/57	21/11/56	11/02/57	GILBY	VKNG	GULF CANADA LIMITED
00/06-09-041-03W5/2	CONOCO 100 GILBY 6-9-41-3	0163762	Abd Zone	09/11/01	06/01/94	N/A	GILBY	NONE	CONOCOPHILLIPS CANADA RESOURCES
00/10-09-041-03W5/0	B. A. CPR MATIISEN GILBY 10-9MU- 41-3	0013515	Abd Zone	31/08/57	11/06/57	17/10/57	GILBY	VKNG	GULF CANADA LIMITED
00/12-09-041-03W5/0	C. P. R. MATIISEN 12	0013165	Abd Zone	17/04/57	27/02/57	17/05/57	GILBY	VKNG	GULF CANADA LIMITED
00/02-10-041-03W5/0	DECALTA ET AL GILBY 2-10-41-3	0018176	Abandoned	26/12/59	25/11/59	29/01/60	GILBY	VKNG	TALISMAN ENERGY INC.
00/04-10-041-03W5/0	AMOCO GILBY 4-10-41-3	0013680	Abd Zone	08/08/57	18/07/57	04/09/57	GILBY	VKNG	CONOCO CANADA RESOURCES LIMITED
00/04-11-041-03W5/0	HOMESTEAD ET AL GILBY 4-11-41-3	0019887	Abandoned	15/11/60	26/10/60	01/02/61	GILBY	VKNG	NEXEN CANADA LTD.

Water Source Wells

UWI	WELL NAME	LIC NO.	FLUID/ STATUS/TYPE	R/R DATE	LIC. DATE	ON PROD DATE	FIELD NAME	POOL NAME	OPERATOR NAME
F1/04-06-041-02W5/0	GULF GILBY WW 4-6-41-2	0023142	Abandoned	10/11/62	11/10/62	03/02/63	GILBY	EDMN	CONOCOPHILLIPS CANADA RESOURCES
F1/10-06-041-02W5/0	CALSTAN GILBY WW 10-6-41-2	0023143	Abandoned	02/11/62	08/06/64	03/02/63	GILBY	EDMN	CHEVRON CANADA LIMITED

Gilby West Non-Unit

PC W.I.%	UWI	WELL NAME	FLUID/ STATUS/TYPE	POOL NAME	OPERATOR NAME
6.25	00/06-16-039-04W5/0	CRESTAR ET AL 100 MEDR 6-16-39-4	Producing Gas	GLCC	Calpine Canada Resources Ltd.
12.5	00/14-16-039-04W5/0	CRESTAR ET AL 100 MEDR 14-16-39-4	Pumping Oil	GLCC	Calpine Canada Resources Ltd.
12.5	00/16-17-039-04W5/0	NCE PET ET AL MEDR 16-17-39-4	Pumping Oil	GLCC	NCE Resources Group Inc.
% MT, Unit Wellbore	02/12-09-039-04W5/0	CRESTAR ET AL 102 MEDR 12-9-39-4	Abandoned	SHUNDA	NCE Petrofund Corp.
100	00/03-19-039-04W5/0	PC ET AL MEDR 3-19-39-4	Pumping Oil	GLCC	NCE Resources Group Inc.
100	00/11-19-039-04W5/0	PC ET AL MEDR 11-19-39-4	Abd Zone Oil	MNVL	PETRO-CANADA
12.5	00/10-20-039-04W5/0	AMOCO MEDR 10-20-39-4	Abandoned	GLCC	Conoco Canada Resources Ltd.
0	00/10-20-039-04W5/2	AMOCO MEDR 10-20-39-4	Abd Zone	SHND	Conoco Canada Resources Ltd.
13.9	00/14-20-039-04W5/0	NCE PET ET AL MEDR 14-20-30-4	Pumping Oil	GLCC,OCDZ	NCE Resources Group Inc.
11.88	00/01-21-039-04W5/0	CRESTAR ET AL 100 MEDR 1-21-39-4	Producing Gas	MNVL	Calpine Canada Resources Ltd.
11.88	00/10-21-039-04W5/0	CALPINE MEDR 10-21-39-4	Suspended Gas	GLCC	Calpine Canada Resources Ltd.
11.88	00/10-21-039-04W5/2	CALPINE MEDR 10-21-39-4	Pumping Oil	CRDM	Calpine Canada Resources Ltd.
2.19	00/04-22-039-04W5/0	CALPINE MEDR 4-22-39-4	Producing Gas	GLCC,OCDZ	Calpine Canada Resources Ltd.
2.19	00/04-22-039-04W5/2	CALPINE MEDR 4-22-39-4	Producing Gas	GLCC,OCDZ	Calpine Canada Resources Ltd.
25	00/06-23-039-04W5/0	TERRAPET ET AL MEDR 6-23-39-4	Pumping Oil	OCDZ	Terrapet Energy Corp.
0	00/10-23-039-04W5/0	COURAGE ET AL MEDR 10-23-39-4	Standing	None	Calpine Canada Resources Ltd.
6.25	00/10-23-039-04W5/2	COURAGE ET AL MEDR 10-23-39-4	Producing Gas	CRDM	Calpine Canada Resources Ltd.
12.5 NCI	00/10-25-039-04W5/0	CALPINE MEDRIVER 10-25-39-4	Producing Gas	OCDZ	Calpine Canada Resources Ltd.
12.5 NCI	00/10-25-039-04W5/2	CALPINE MEDRIVER 10-25-39-4	Standing	None	Calpine Canada Resources Ltd.
12.5	00/07-28-039-04W5/0	CALPINE MEDICINE RIVER 7-28-39-4	Producing Gas	GLCC	Calpine Canada Resources Ltd.
12.5	00/10-29-039-04W5/0	CALPINE MEDR 10-29-39-4	Producing Gas	MNVL	Calpine Canada Resources Ltd.
10.88	00/10-30-039-04W5/0	CRESTAR ET AL 100 MEDR 10-30-39-4	Producing Gas	GLCC,OCDZ	Calpine Canada Resources Ltd.
4% NCGOR. 12.5% A	02/10-30-039-04W5/0	CONOCO 102 MEDICINE RIVER 10-30-39-4	Producing Gas	EDMN	Conoco Canada Resources Ltd.
, 15% NCGOR on 12	00/03-31-039-04W5/0	CALPINE MEDR 3-31-39-4	Producing Gas	OCDZ	Calpine Canada Resources Ltd.
6.25	00/06-32-039-04W5/0	CALPINE MEDR 6-32-39-4	Producing Gas	GLCC	Calpine Canada Resources Ltd.
12.5	00/06-33-039-04W5/0	CALPINE MEDR 6-33-39-4	Abd Zone Oil	ELRL	Calpine Canada Resources Ltd.
12.5	00/06-33-039-04W5/2	CALPINE MEDR 6-33-39-4	Producing Gas	GLCC	Calpine Canada Resources Ltd.
12.5	00/02-06-040-03W5/2	AECOG (W) MEDR 2-6-40-3	Producing Gas	ELRL	Alberta Energy Company Ltd.
% MT, Dual event we	00/02-06-040-03W5/0	AECOG (W) MEDR 2-6-40-3	Producing Gas	NRDG	Alberta Energy Company Ltd.
% MT, Unit Wellbore	00/10-21-040-03W5/0	PC GILBY 10-21-40-3	Abd Whip	None	PETRO-CANADA
66.67 in wellbore	00/14-28-040-03W5/0	ESSO ET AL GILBY 14-28-40-3	Suspended Water	ELRL	PETRO-CANADA
100	02/11-29-040-03W5/0	PC 11A GILBY 11-29-40-3	Abandoned	None	PETRO-CANADA
% MT, Unit Wellbore	00/13-29-040-03W5/0	AECOG (W) GILBY 13-29 MU- 40-3	Suspended Oil	PKSK	Encana Oil & Gas Co. Ltd.
% MT, Unit Wellbore	00/12-30-040-03W5/2	AECOG (W) GILBY 12-30-40-3	Standing	None	PETRO-CANADA
100	00/01-32-040-03W5/2	PEX GILBY 1-32-40-3	Producing Gas	Colony	PETRO-CANADA
% MT, Unit Wellbore	00/05-32-040-03W5/0	PEX GILBY 5-32-40-3	Abd Zone	PKSK	PETRO-CANADA
% MT, Unit Wellbore	00/07-32-040-03W5/2	PEX GILBY INJ 7-32MS- 40-3	Abd Zone	JRSC	177293 CANADA LTD.
100	00/11-32-040-03W5/0	PEX GILBY 11-32-40-3	Shut In Gas	None	177293 CANADA LTD.
12.5 NCI	00/04-01-040-04W5/0	CALPINE MEDICINER 4-1-40-4	Abandoned Gas	ELRL	Calpine Canada Resources Ltd.
12.5 NCI	02/04-01-040-04W5/0	CALPINE MEDR 5-1-40-4	Abd Whip	None	Calpine Canada Resources Ltd.
12.5 NCI	00/05-01-040-04W5/2	CALPINE MEDR 5-1-40-4	Abandoned	None	Calpine Canada Resources Ltd.
12.5 NCI	00/08-01-040-04W5/0	CRESTAR 100 MEDR 8-1-40-4	Abandoned	None	Conoco Canada Resources Ltd.
12.5 NCI	00/15-01-040-04W5/0	CRESTAR 100 MEDR 15-1-40-4	Producing Gas	CRDM	Conoco Canada Resources Ltd.
15 NCGOR 25% to P	00/07-09-040-04W5/2	DPE WILLGR 7-9-40-4	Producing Gas	CRDM	Hunt Oil Company Of Canada, Inc.
15, 15 NCGOR 100%	00/11-10-040-04W5/0	HUNT GULF GILBY 11-10-40-4	Producing Gas	CRDM	Hunt Oil Company Of Canada, Inc.
15, 15 NCGOR 100%	00/10-34-040-04W5/0	HUNT ET AL GILBY 10-34-40-4	Producing Gas	MNVL	Hunt Oil Company Of Canada, Inc.
15, 15 NCGOR 100%	00/10-34-040-04W5/2	HUNT ET AL GILBY 10-34-40-5	Suspended Gas	MNVL	Hunt Oil Company Of Canada, Inc.

PC W.I. %	UWI	WELL NAME	FLUID/ STATUS/TYPE	POOL NAME	OPERATOR NAME
58	00/02-04-041-03W5/0	SEABOARD SYLVAN #2-4	Abandoned	None	Imperial Oil Resources Ltd.
58	02/02-04-041-03W5/0	PC ET AL 02 GILBY 2-4-41-3	Pumping Oil	PKCP	PETRO-CANADA
58	00/03-04-041-03W5/0	PC CRESTAR GILBY 3-4-41-3	Pumping Oil	ELRL	PETRO-CANADA
58	00/04-04-041-03W5/0	PC ET AL GILBY 4-4-41-3	Pumping Oil	PKCP	PETRO-CANADA
58	00/05-04-041-03W5/0	CRESTAR ET AL 100 GILBY 5-4-41-3	Abandoned	None	Conoco Canada Resources Ltd.
58	02/05-04-041-03W5/0	PC 02 GILBY 5-4-41-3	Pumping Oil	ELRL,RCKK	PETRO-CANADA
58	00/06-04-041-03W5/0	PC ET AL GILBY 6-4-41-3	Pumping Oil	NRDG	PETRO-CANADA
66.67	00/10-04-041-03W5/2	PC SYLVAN 10-4-41-3	Producing Gas	ELRL,NRDG	PETRO-CANADA
58	02/12-04-041-03W5/0	PC CRESTAR GILBY 12-4-41-3	Pumping Oil	RCKK	PETRO-CANADA
58	00/13-04-041-03W5/0	PC ET AL GILBY 13-4-41-3	Suspended Oil	ELRL,NRDG	PETRO-CANADA
66.67	00/14-04-041-03W5/0	PC ET AL GILBY 14-4-41-3	Producing Gas	ELRL,NRDG	PETRO-CANADA

Source Wells Associated with Gilby Facilities

	F1/03-29-040-03W5/0	PC UNIT GILBY WW 3-29-40-3	Suspended Water	PSKP	177293 CANADA LTD.
	F1/05-29-040-03W5/0	R D CORP 1 GILBY WW 5-29-40-3	Abandoned	None	PETRO-CANADA
	F2/05-29-040-03W5/0	R O CORP 2 GILBY WW A5-29-40-3	Abandoned	None	PETRO-CANADA
	F1/08-30-040-03W5/0	ARCO UNIT GILBY WW 8-30-40-3	Abandoned	PSKP	PETRO-CANADA
	F1/08-25-040-04W5/0	PC GILBY WW 8-25-40-4	Water, Source	None	177293 CANADA LTD.
	F1/09-30-040-03W5/0	ARCO GILBY WW 9-30-40-3	Abandoned	PSKP	PETRO-CANADA
	F1/10-30-040-03W5/0	R O CORP GILBY 1 WW 10-30-40-3	Abandoned	PSKP	PETRO-CANADA

WELL IDENTIFIER	WELL NAME	TYPE	DATE From	To	ZONE/POOL	FIELD
Medicine River Glauconite "A" Unit No 1						
00/10-32-038-04W5/0	AMOCO MEDR 10-32-38-4	ABANDONED OIL	15/10/70	02/01/71	GLCC A & OCDZ CC	MEDICINE R
00/02-05-039-04W5/0	NCE PET ET AL MEDR 2-5-39-4	PUMPING OIL	04/09/66	30/11/02	GLCC A & OCDZ CC	MEDICINE R
00/04-05-039-04W5/0	NCE PET ET AL MEDR 4-5-39-4	PUMPING OIL	06/04/67	30/11/02	GLCC A & OCDZ CC	MEDICINE R
02/10-07-039-04W5/0	NCE PET ET AL MEDR 10-7-39-4	PUMPING OIL	27/01/74	29/09/00	GLCC A & OCDZ CC	MEDICINE R
00/02-08-039-04W5/0	NCE PET ET AL MEDR 2-8-39-4	PUMPING OIL	10/01/67	30/11/02	GLCC A & OCDZ CC	MEDICINE R
00/04-08-039-04W5/0	NCE PET ET AL MEDR 4-8-39-4	PUMPING OIL	12/10/72	31/10/00	GLCC A & OCDZ CC	MEDICINE R
00/10-08-039-04W5/0	AMOCO MEDR 10-8-39-4	ABANDONED OIL	28/07/66	30/07/72	GLCC A & OCDZ CC	MEDICINE R
02/10-08-039-04W5/0	AMOCO MEDR 10-8-39-4	ABANDONED SERVICE			GLCC A & OCDZ CC	MEDICINE R
00/12-08-039-04W5/0	NCE PET ET AL 12-8-39-4	PUMPING OIL	25/08/72	30/11/02	GLCC A & OCDZ CC	MEDICINE R
00/12-09-039-04W5/0	AMOCO MEDR 12-9-39-4	ABANDONED OIL	25/02/67	16/12/81	GLCC A & OCDZ CC	MEDICINE R
00/02-17-039-04W5/0	NCE PET ET AL MEDR 2-17-39-4	FLOWING OIL	01/06/67	30/11/02	GLCC A & OCDZ CC	MEDICINE R
00/04-17-039-04W5/0	AMOCO MEDR 4-17-39-4	ABANDONED OIL	09/10/70	04/01/80	GLCC A & OCDZ CC	MEDICINE R
00/12-17-039-04W5/0	NCE PET ET AL MEDR 12-17-39-4	PUMPING OIL	07/03/73	27/11/02	GLCC A & OCDZ CC	MEDICINE R
00/02-18-039-04W5/0	NCE PET ET AL MEDR 2-18-39-4	PUMPING OIL	28/06/73	30/11/02	GLCC A & OCDZ CC	MEDICINE R
00/10-18-039-04W5/0	AMOCO MEDR 10-18-39-4	ABANDONED OIL	11/03/68	27/08/86	GLCC A & OCDZ CC	MEDICINE R
00/02-19-039-04W5/2	NCE PET ET AL MEDR 2-19-39-4	SUSP. OIL WELL	27/03/73	04/07/90	GLCC A & OCDZ CC	MEDICINE R
00/10-19-039-04W5/0	NCE PET ET AL MEDR 10-19-39-4	ABANDONED OIL	13/08/72	18/08/95	GLCC A & OCDZ CC	MEDICINE R
00/04-20-039-04W5/0	AMOCO MEDR 4-20-39-4	ABANDONED OIL	10/02/71	28/07/72	GLCC A & OCDZ CC	MEDICINE R
02/04-20-039-04W5/0	NCE PET ET AL MEDR 4-20-39-4	WATER INJECTOR			GLCC A & OCDZ CC	MEDICINE R
00/04-30-039-04W5/0	NCE PET MEDR 4-30-39-4	PUMPING OIL	08/06/73	07/07/96	GLCC A & OCDZ CC	MEDICINE R


Medicine River Glauc "A" Unit No.1 Data: Apr.1966-Oct.2002
Operator:
Field:
Zone:
Type: Oil
Group: Well::Medicine River Glauc "A" Unit No.1
Production Cums
Oil: 4609.04 MSTB
Gas: 7440.77 MMSCF
Water: 861.559 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Num Wells
1E5
1E4
1000
100
10
1
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year


Medicine River Glauc "A" Unit No.1 Data: Apr.1966-Oct.2002
Operator:
Field:
Zone:
Type: Oil
Group: Well::Medicine River Glauc "A" Unit No.1
Avg Daily Oil FC 1 (Rate-Cum)
qi: 125.192 Bbl/d, Jun, 1999
qf: 20.0257 Bbl/d, Aug, 2021
di(Exp): 7.94497 CTD: 4609.04 MSTB
RR: 329.491 MSTB Tot: 4938.53 MSTB
Production Cums
Oil: 4609.04 MSTB
Gas: 7440.77 MMSCF
Water: 861.559 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Num Wells
250
200
150
100
50
0
100
80
60
40
20
0
4000
4200
4400
4600
4800
5000
Cum Oil - MSTB



Medicine River Glauc "A" Unit No.1 Data: Apr.1966-Oct.2002
Operator:
Field:
Zone:
Type: Oil
Group: Well::Medicine River Glauc "A" Unit No.1
Avg Daily Oil FC 2 (Rate-Cum)
qi: 127.82 Bbl/d, May, 1999
qf: 20.0254 Bbl/d, Sep, 2033
di(Hyp): 8.33932 CTD: 4609.04 MSTB
RR: 495.113 MSTB Tot: 5104.15 MSTB
Production Cums
Oil: 4609.04 MSTB
Gas: 7440.77 MMSCF
Water: 861.559 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Num Wells
0
50
100
150
200
250
0
20
40
60
80
100
4000
4250
4500
4750
5000
5250
Cum Oil - MSTB

WELL IDENTIFIER	WELL NAME	TYPE	DATE From	DATE To	ZONE/POOL	FIELD
Gilby Basal Mannville "B" Unit No 1						
00/09-16-040-03W5/0	PEX UNIT GILBY 9-16-40-3	PUMPING OIL	02/06/76	30/11/02	BASAL MANNVILLE B	GILBY
00/08-20-040-03W5/0	PEX UNIT GILBY 8-20-40-3	SUSP. OIL WELL	19/05/76	21/08/94	BASAL MANNVILLE B	GILBY
00/10-20-040-03W5/0	PEX GILBY 10-20-40-3	PUMPING OIL	20/12/62	03/11/02	BASAL MANNVILLE B	GILBY
00/02-21-040-03W5/0	PC GILBY 2-21-40-3	ABANDONED OIL	28/10/64	15/03/68	BASAL MANNVILLE B	GILBY
00/06-21-040-03W5/0	PC ET AL GILBY 6-1-40-3	ABANDONED OIL	21/08/64	25/05/96	BASAL MANNVILLE B	GILBY
00/10-21-040-03W5/2	PC GILBY 10-21-40-3	PUMPING OIL	24/12/64	23/06/00	BASAL MANNVILLE B	GILBY
00/12-21-040-03W5/0	PC GILBY 12-21-40-3	ABANDONED OIL	27/03/64	30/01/70	BASAL MANNVILLE B	GILBY
00/14-21-040-03W5/0	PC GILBY 14-21-40-3	ABANDONED OIL	25/10/64	04/10/78	BASAL MANNVILLE B	GILBY
00/02-28-040-03W5/0	PEX UNIT GILBY 2-28-40-3	PUMPING OIL	03/01/71	30/11/02	BASAL MANNVILLE B	GILBY
00/04-28-040-03W5/0	ESSO ET AL GILBY 4-28-40-3	PUMPING OIL	31/12/64	29/11/02	BASAL MANNVILLE B	GILBY
00/05-28-040-03W5/0	PEX UNIT GILBY 5-28-40-3	PUMPING OIL	28/09/72	30/11/02	BASAL MANNVILLE B	GILBY
00/10-28-040-03W5/0	ESSO ET AL GILBY 10-28-40-3	ABANDONED OIL	10/04/68	06/09/83	BASAL MANNVILLE B	GILBY
00/12-28-040-03W5/0	ESSO ET AL GILBY 12-28-40-3	PUMPING OIL	07/05/59	30/11/02	BASAL MANNVILLE B	GILBY
00/14-28-040-03W5/0	ESSO ET AL GILBY 14-28-40-3	SUSP. WATER INJ.	15/06/59	04/07/70	BASAL MANNVILLE B	GILBY
00/16-28-040-03W5/0	PC ET AL GILBY 16-28-40-3	PUMPING OIL	15/07/95	30/11/02	BASAL MANNVILLE B	GILBY
00/03-29-040-03W5/0	PEX GILBY IN 3-29MU-40-3	SUSP. WATER INJ.	05/12/57	07/02/69	BASAL MANNVILLE B	GILBY
00/07-29-040-03W5/0	PEX GILBY 7-29-40-3	SUSP. WATER INJ.	01/08/57	02/03/73	BASAL MANNVILLE B	GILBY
00/09-29-040-03W5/0	PEX GILBY 9-29-40-3	SALTWATER DISPOSAL	29/04/58	07/01/78	BASAL MANNVILLE B	GILBY
00/15-29-040-03W5/0	PEX GILBY 15-29-40-3	SUSP. OIL WELL	28/07/58	16/08/83	BASAL MANNVILLE B	GILBY
00/01-32-040-03W5/0	PEX GILBY 1-32-40-3	PUMPING OIL	07/08/61	19/12/88	BASAL MANNVILLE B	GILBY
00/05-32-040-03W5/2	PEX GILBY 5-32-40-3	ABANDONED OIL	03/04/74	23/03/91	BASAL MANNVILLE B	GILBY
00/06-32-040-03W5/0	PC ET AL GILBY 6-32-40-3	PUMPING OIL	07/02/96	30/11/02	BASAL MANNVILLE B	GILBY
00/07-32-040-03W5/0	PEX GILBY INJ 7-32MS-40-3	ABANDONED OIL	19/10/58	15/05/63	BASAL MANNVILLE B	GILBY
00/07-32-040-03W5/3	PEX GILBY INJ 7-32MS-40-3	ABANDONED OIL	13/03/68	24/11/68	BASAL MANNVILLE B	GILBY
00/04-33-040-03W5/0	PC CPR LINDER GILBY 4-33-40-3	PUMPING OIL	27/09/59	23/11/99	BASAL MANNVILLE B	GILBY



Gilby Basal Mannville B Unit Data: May.1958-Oct.2002
Operator:
Field:
Zone:
Type: Oil
Group: Well::Gilby Basal Mannville B Unit
Production Cums
Oil: 7213.53 MSTB
Gas: 15813.8 MMSCF
Water: 6473.14 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Num Wells
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year

WELL IDENTIFIER	WELL NAME	TYPE	DATE From	To	ZONE/POOL	FIELD
Gilby Basl Mannville B Unit No 1 Current Producers						
00/09-16-040-03W5/0	PEX UNIT GILBY 9-16-40-3	PUMPING OIL	02/06/76	31/12/02	BASAL MANNVILLE B	GILBY
00/10-20-040-03W5/0	PEX GILBY 10-20-40-3	PUMPING OIL	20/12/62	27/12/02	BASAL MANNVILLE B	GILBY
00/02-28-040-03W5/0	PEX UNIT GILBY 2-28-40-3	PUMPING OIL	03/01/71	31/12/02	BASAL MANNVILLE B	GILBY
00/04-28-040-03W5/0	ESSO ET AL GILBY 4-28-40-3	PUMPING OIL	31/12/64	31/12/02	BASAL MANNVILLE B	GILBY
00/05-28-040-03W5/0	PEX UNIT GILBY 5-28-40-3	PUMPING OIL	28/09/72	31/12/02	BASAL MANNVILLE B	GILBY
00/12-28-040-03W5/0	ESSO ET AL GILBY 12-28-40-3	PUMPING OIL	07/05/59	31/12/02	BASAL MANNVILLE B	GILBY
00/16-28-040-03W5/0	PC ET AL GILBY 16-28-40-3	PUMPING OIL	15/07/95	31/12/02	BASAL MANNVILLE B	GILBY
00/06-32-040-03W5/0	PC ET AL GILBY 6-32-40-3	PUMPING OIL	07/02/96	31/12/02	BASAL MANNVILLE B	GILBY



Gilby Bsl Mann B Unit Current Data: Dec.1961-Oct.2002
Operator:
Field:
Zone:
Type: Oil
Group: Well::Gilby Bsl Mann B Unit Current
Production Cums
Oil: 3519.18 MSTB
Gas: 8076.81 MMSCF
Water: 4666.49 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Num Wells
1E4
1E5
1000
1E4
100
10
1
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year



Gilby Bsl Mann B Unit Current Data: Dec.1961-Oct.2002
Operator:
Field:
Zone:
Type: Oil
Group: Well::Gilby Bsl Mann B Unit Current
Avg Daily Oil FC 1 (Rate-Cum)
qi: 145 Bbl/d, Nov, 2002
qf: 15.0044 Bbl/d, May, 2020
di(Exp): 12.1558 CTD: 3519.18 MSTB
RR: 366.361 MSTB Tot: 3885.54 MSTB
Production Cums
Oil: 3519.18 MSTB
Gas: 8076.81 MMSCF
Water: 4666.49 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
Num Wells
0
100
200
300
400
25
50
75
Cum Oil - MSTB
2750
3000
3250
3500
3750
4000



Gilby Bsl Mann B Unit Current Data: Dec.1961-Oct.2002
Operator:
Field:
Zone:
Type: Oil
Group: Well::Gilby Bsl Mann B Unit Current
Avg Daily Oil FC 2 (Rate-Cum)
qi: 315 Bbl/d, Aug, 1996
qf: 25.0005 Bbl/d, Sep, 2026
di(Hyp): 15.5 CTD: 3519.18 MSTB
RR: 530.704 MSTB Tot: 4049.89 MSTB
Production Cums
Oil: 3519.18 MSTB
Gas: 8076.81 MMSCF
Water: 4666.49 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
Num Wells
Cum Oil - MSTB
3000
3250
3500
3750
4000
4250
0
100
200
300
400
25
50
75

WELL IDENTIFIER	WELL NAME	TYPE	DATE From	To	ZONE/POOL	FIELD

Gilby Jurassic "B" Unit No 1

WELL IDENTIFIER	WELL NAME	TYPE	From	To	ZONE/POOL	FIELD
00/06-17-040-03W5/0	AECOG(W) GILBY 6-17-40-3	PUMPING OIL	05/11/62	28/11/02	JURASSIC B	GILBY
00/12-17-040-03W5/0	AECOG (W) GILBY 12-17-40-3	SUSP. OIL WELL	06/03/62	28/02/94	JURASSIC B	GILBY
00/14-17-040-03W5/0	AECOG(W) GILBY 14-17-40-3	PUMPING OIL	19/10/62	30/11/02	JURASSIC B	GILBY
00/08-18-040-03W5/0	AECOG (W) GILBY 8-18-40-3	WATER INJECTOR	25/10/63	15/09/65	JURASSIC B	GILBY
00/10-18-040-03W5/0	AECOG(W) GILBY 10-18-40-3	SUSP. WATER INJ.	22/12/62	11/02/72	JURASSIC B	GILBY
00/14-18-040-03W5/0	AECOG(W) GILBY 14-18-40-3	WATER INJECTOR	21/09/62	15/07/66	JURASSIC B	GILBY
00/16-18-040-03W5/0	AECOG(W) GILBY 16-18-40-3	PUMPING OIL	28/11/62	30/11/02	JURASSIC B	GILBY
00/02-19-040-03W5/0	AECOG(W) GILBY 2-19-40-3	SALTWATER DISPOSAL	22/10/62	02/03/78	JURASSIC B	GILBY
00/04-19-040-03W5/0	AECOG(W) GILBY 4-19-40-3	ABANDONED OIL	24/01/61	03/03/68	JURASSIC B	GILBY
00/06-19-040-03W5/0	AECOG(W) GILBY 6-19-40-3	PUMPING OIL	03/12/60	30/11/02	JURASSIC B	GILBY
00/08-19-040-03W5/0	AECOG(W) GILBY 8-19-40-3	PUMPING OIL	05/03/62	30/11/02	JURASSIC B	GILBY
00/10-19-040-03W5/0	AECOG(W) GILBY 10-19-40-3	PUMPING OIL	01/11/60	30/11/02	JURASSIC B	GILBY
00/12-19-040-03W5/0	AECOG(W) GILBY 12-19-40-3	ABANDONED OIL	10/04/62	04/11/75	JURASSIC B	GILBY
00/14-19-040-03W5/0	AECOG(W) GILBY 14-19-40-3	SALTWATER DISPOSAL	16/04/62	20/10/74	JURASSIC B	GILBY
00/16-19-040-03W5/0	AECOG(W) GILBY 16-19-40-3	PUMPING OIL	05/09/60	30/11/02	JURASSIC B	GILBY
00/04-20-040-03W5/0	AECOG(W) GILBY 4-20-40-3	PUMPING OIL	16/09/62	31/07/99	JURASSIC B	GILBY
00/06-20-040-03W5/0	AECOG(W) GILBY 6-20-40-3	SUSP. OIL WELL	06/10/62	10/10/94	JURASSIC B	GILBY
00/12-20-040-03W5/0	AECOG (W) GILBY 12-20-40-3	WATER INJECTOR	01/08/62	01/02/74	JURASSIC B	GILBY
00/03-29-040-03W5/2	PEX GILBY IN 3-29MU-40-3	SUSP. WATER INJ.			JURASSIC B	GILBY
00/05-29-040-03W5/0	AECOG (W) GILBY 5-29-40-3	SUSP. WATER INJ.	02/08/72	04/06/74	JURASSIC B	GILBY
00/06-29-040-03W5/0	AECOG (W) GILBY 6-29-40-3	SUSP. OIL WELL	01/07/61	05/05/69	JURASSIC B	GILBY
00/11-29-040-03W5/0	AECOG (W) GILBY 11-29-40-3	SUSP. OIL WELL	11/06/58	22/12/88	JURASSIC B	GILBY
00/13-29-040-03W5/2	AECOG (W) GILBY 13-29MU-40-3	PUMPING OIL	21/05/64	22/11/02	JURASSIC B	GILBY
00/02-30-040-03W5/0	AECOG (W) GILBY 2-30-40-3	PUMPING OIL	30/06/62	14/01/92	JURASSIC B	GILBY
00/04-30-040-03W5/0	AECOG(W)GILBY 4-30-40-3	PUMPING OIL	24/07/62	30/11/02	JURASSIC B	GILBY
00/06-30-040-03W5/0	AECOG(W) GILBY 6-30-40-3	WATER INJECTOR	28/08/62	15/10/66	JURASSIC B	GILBY
00/08-30-040-03W5/0	PCI GILBY 8-30-40-3	SUSP. OIL WELL	06/09/62	02/10/72	JURASSIC B	GILBY
00/09-30-040-03W5/0	RSA 02 GILBY 9-30-40-3	ABANDONED OIL	09/03/95	02/05/95	JURASSIC B	GILBY
00/10-30-040-03W5/0	AECOG(W) GILBY 10-30-40-3	PUMPING OIL	04/02/63	30/11/02	JURASSIC B	GILBY
00/12-30-040-03W5/0	AECOG (W) GILBY 12-30-40-3	PUMPING OIL	27/08/62	30/11/02	JURASSIC B	GILBY
00/14-30-040-03W5/0	AECOG(W) GILBY 14-30-40-3	WATER INJECTOR	26/09/62	09/11/72	JURASSIC B	GILBY
00/16-30-040-03W5/0	CONWEST ET AL GILBY 16-30-40-3	PUMPING OIL	04/05/94	30/11/02	JURASSIC B	GILBY
00/02-31-040-03W5/0	AECOG(W) GILBY 2-31-40-3	SUSP. OIL WELL	22/07/61	30/04/94	JURASSIC B	GILBY
00/04-31-040-03W5/0	AECOG(W) GILBY 4-31-40-3	FLOWING OIL	25/07/62	30/11/02	JURASSIC B	GILBY
00/06-31-040-03W5/0	AECOG(W) GILBY 6-31-40-3	SUSP. WATER INJ.	24/09/62	20/10/74	JURASSIC B	GILBY
00/12-31-040-03W5/0	AECOG(W) GILBY 12-31-40-3	PUMPING OIL	30/09/62	30/11/02	JURASSIC B	GILBY
00/03-32-040-03W5/0	AECOG (W) GILBY 3-32-40-3	SUSP. WATER INJ.	20/07/58	15/07/66	JURASSIC B	GILBY
00/08-24-040-04W5/0	AECOG (W) GILBY 8-24-40-4	ABANDONED SERVICE			JURASSIC B	GILBY
00/15-24-040-04W5/0	AECOG(W) GILBY 15-24-40-4	SUSP. OIL WELL	12/12/65	08/05/76	JURASSIC B	GILBY
00/16-24-040-04W5/0	AECOG(W) GILBY 16-24-40-4	PUMPING OIL	02/10/62	30/11/02	JURASSIC B	GILBY
00/02-25-040-04W5/0	AECOG(W) GILBY 2-25-40-4	PUMPING OIL	01/11/62	30/11/02	JURASSIC B	GILBY
00/06-25-040-04W5/2	AECOG (W) ET AL GILBY 6-25-40-4	SUSP. WATER INJ.			JURASSIC B	GILBY
00/08-25-040-04W5/0	AECOG(W) GILBY 8-25-40-4	PUMPING OIL	16/05/62	30/11/02	JURASSIC B	GILBY
00/10-25-040-04W5/0	AECOG(W) GILBY 10-25-40-4	SUSP. WATER INJ.	11/02/62	04/10/72	JURASSIC B	GILBY
00/12-25-040-04W5/0	AECOG(W) GILBY 12-25-40-4	PUMPING OIL	16/01/64	30/11/02	JURASSIC B	GILBY
00/14-25-040-04W5/2	AECOG (W)ET AL GILBY 14-25-40-4	PUMPING OIL	19/09/63	30/11/02	JURASSIC B	GILBY
00/16-25-040-04W5/0	AECOG(W) GILBY 16-25-40-4	SUSP. WATER INJ.	09/08/62	07/12/73	JURASSIC B	GILBY
00/08-35-040-04W5/0	KMG GILBY IN 8-35-40-4	SUSP. OBSERVATION	17/12/62	15/07/66	JURASSIC B	GILBY
00/02-36-040-04W5/2	AECOG (W) GILBY 2-36-40-4	PUMPING OIL	08/10/62	30/11/02	JURASSIC B	GILBY
00/04-36-040-04W5/0	AECOG(W) GILBY 4-36-40-4	SUSP. OIL WELL	16/04/63	15/11/65	JURASSIC B	GILBY
00/06-36-040-04W5/0	AECOG(W) GILBY 6-36-40-4	SUSP. WATER INJ.	13/03/63	23/04/69	JURASSIC B	GILBY
00/08-36-040-04W5/2	AECOG (W) GILBEY 8-36-40-4	SUSP. WATER INJ.	23/07/62	15/07/66	JURASSIC B	GILBY



Gilby Jurassic B Unit No.1 Data: May.1958-Oct.2002
Operator:
Field:
Zone:
Type: Oil
Group: Well::Gilby Jurassic B Unit No.1
Production Cums
Oil: 20202.4 MSTB
Gas: 20852.6 MMSCF
Water: 29095.3 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Num Wells
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year



Gilby Jurassic B Unit No.1 Data: May.1958-Oct.2002
Operator:
Field:
Zone:
Type: Oil
Group: Well::Gilby Jurassic B Unit No.1
Avg Daily Oil FC 1 (Rate-Cum)
qi: 1983.88 Bbl/d, Jun, 1984
qf: 50.2047 Bbl/d, Oct, 2020
di(Exp): 9.93331 CTD: 20202.4 MSTB
RR: 972.404 MSTB Tot: 21174.8 MSTB
Production Cums
Oil: 20202.4 MSTB
Gas: 20852.6 MMSCF
Water: 29095.3 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
Num Wells
1250
1000
750
500
250
0
100
80
60
40
20
0
250
200
150
100
50
0
1.7E4
1.8E4
1.9E4
2E4
2.1E4
2.2E4
Cum Oil - MSTB


Gilby Jurassic B Unit No.1 Data: May.1958-Oct.2002
Operator:
Field:
Zone:
Type: Oil
Group: Well::Gilby Jurassic B Unit No.1
Avg Daily Oil FC 2 (Rate-Cum)
qi: 635 Bbl/d, May, 1996
qf: 50.0532 Bbl/d, May, 2037
di(Hyp): 11.5 CTD: 20202.4 MSTB
RR: 1621.85 MSTB Tot: 21824.2 MSTB
Production Cums
Oil: 20202.4 MSTB
Gas: 20852.6 MMSCF
Water: 29095.3 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
Num Wells
0
250
500
750
1000
1250
0
20
40
60
80
100
0
50
100
150
200
250
1.7E4
1.8E4
1.9E4
2E4
2.1E4
2.2E4
Cum Oil - MSTB

WELL IDENTIFIER	WELL NAME	TYPE	DATE From	To	ZONE/POOL	FIELD
Gilby Jurassic "F" Unit						
00/10-07-040-03W5/0	PC ET AL GILBY 10-7-40-3	ABANDONED OIL	26/08/61	03/04/74	JURASSIC F	GILBY
00/12-07-040-03W5/0	PC ET AL GILBY 12-7-40-3	SUSP. OIL WELL	06/01/65	27/02/97	JURASSIC F	GILBY
00/14-07-040-03W5/0	PC ET AL GILBY 14-7-40-3	PUMPING OIL	20/07/63	29/11/02	JURASSIC F	GILBY
00/16-07-040-03W5/0	PC ET AL GILBY 16-7-40-3	ABANDONED OIL	20/08/64	15/05/92	JURASSIC F	GILBY
00/02-18-040-03W5/0	PCI GILBY 2-18-40-3	PUMPING OIL	07/06/65	29/11/02	JURASSIC F	GILBY
00/04-18-040-03W5/0	PC ET AL GILBY 4-18-40-3	PUMPING OIL	24/10/64	08/08/00	JURASSIC F	GILBY
00/16-12-040-04W5/0	PC GILBY 16-12-40-4	SUSP. OIL WELL	23/08/64	04/09/81	JURASSIC F	GILBY
00/02-13-040-04W5/0	PC MEDR 2-13-40-4	ABANDONED OIL	09/04/65	15/01/78	JURASSIC F	GILBY
00/06-13-040-04W5/0	PC GILBY IN 6-13-40-4	ABANDONED OIL	20/07/65	13/11/67	JURASSIC F	GILBY
00/08-13-040-04W5/0	PC MEDR 8-13-40-4	ABANDONED OIL	04/12/65	05/12/90	JURASSIC F	GILBY



Gilby Jurassic F Unit Data: Jul.1961-Oct.2002
Operator:
Field:
Zone:
Type: Oil
Group: Well::Gilby Jurassic F Unit
Production Cums
Oil: 3351.07 MSTB
Gas: 2534.98 MMSCF
Water: 1038.9 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Num Wells
Year
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002



Gilby Jurassic F Unit Data: Jul.1961-Oct.2002
Operator:
Field:
Zone:
Type: Oil
Group: Well::Gilby Jurassic F Unit
Avg Daily Oil FC 1 (Rate-Cum)
qi: 114 Bbl/d, Aug, 1996
qf: 10.0431 Bbl/d, Feb, 2016
di(Exp): 12.2458 CTD: 3351.07 MSTB
RR: 131.252 MSTB Tot: 3482.32 MSTB
Production Cums
Oil: 3351.07 MSTB
Gas: 2534.98 MMSCF
Water: 1038.9 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
Num Wells
Cum Oil - MSTB


Gilby Jurassic F Unit Data: Jul.1961-Oct.2002
Operator:
Field:
Zone:
Type: Oil
Group: Well::Gilby Jurassic F Unit
Avg Daily Oil FC 2 (Rate-Cum)
qi: 115 Bbl/d, Jul, 1996
qf: 10.0031 Bbl/d, Mar, 2029
di(Hyp): 13.5 CTD: 3351.07 MSTB
RR: 231.497 MSTB Tot: 3582.56 MSTB
Production Cums
Oil: 3351.07 MSTB
Gas: 2534.98 MMSCF
Water: 1038.9 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
Num Wells
Cum Oil - MSTB
3000
3100
3200
3300
3400
3500
3600
0
50
100
150
200
250
0
20
40
60
80
100
0
10
20
30
40
50

WELL IDENTIFIER	WELL NAME	TYPE	DATE From	DATE To	ZONE/POOL	FIELD

Gilby Viking Unit Agr. No 1 - Segment B

WELL IDENTIFIER	WELL NAME	TYPE	DATE From	DATE To	ZONE/POOL	FIELD
00/04-06-041-02W5/0	CALSTAN GILBY 4-6V-41-2	ABANDONED OIL	13/05/59	15/10/64	VIKING A	GILBY
00/12-06-041-02W5/0	PEX GILBY 12-6-41-2	ABANDONED OIL	27/09/59	15/04/67	VIKING A	GILBY
00/02-01-041-03W5/0	CALSTAN GILBY 2-1V-41-3	ABANDONED OIL	01/08/59	15/10/67	VIKING A	GILBY
00/04-01-041-03W5/0	HOMESTEAD ET AL GILBY 4-1-41-3	ABANDONED OIL	18/10/59	17/05/73	VIKING A	GILBY
00/10-01-041-03W5/0	CEQUEL ET AL GILBY 10-1-41-3	ABANDONED OIL	28/10/59	30/09/69	VIKING A	GILBY
00/12-01-041-03W5/0	HOMESTEAD ET AL GILBY 12-1-41-3	ABANDONED OIL	18/10/59	16/08/77	VIKING A	GILBY
00/02-02-041-03W5/0	PC GILBY 2-2-41-3	ABANDONED OIL	15/07/59	14/07/91	VIKING A	GILBY
00/04-02-041-03W5/0	PC GILBY 4-2-41-3	ABANDONED OIL	31/05/59	10/02/78	VIKING A	GILBY
00/10-02-041-03W5/0	PC SYLVAN 10-2-41-3	ABANDONED OIL	24/09/56	01/06/94	VIKING A	GILBY
00/12-02-041-03W5/0	ESSO SYLVAN 12-2	ABANDONED OIL	19/09/56	23/08/76	VIKING A	GILBY
00/02-03-041-03W5/0	CAN SEAB'D ET AL GILBY 2-3-41-3	ABANDONED OIL	18/06/59	15/06/68	VIKING A	GILBY
00/04-03-041-03W5/0	ESSO ET AL GILBY 4-3-41-3	ABANDONED OIL	17/11/61	15/05/66	VIKING A	GILBY
00/10-03-041-03W5/2	PC ET AL GILBY 10-3MU-41-3	SUSP. OIL WELL	07/10/56	15/04/81	VIKING A	GILBY
00/12-03-041-03W5/0	ESSO ET AL GILBY IN 12-3-41-3	ABANDONED OIL	21/01/56	15/12/62	VIKING A	GILBY
00/10-04-041-03W5/0	PC SYLVAN 10-4-41-3	ABANDONED OIL	08/11/53	15/08/66	VIKING A	GILBY
00/12-04-041-03W5/0	CANADIAN SEABOARD SYLVAN 12-4	ABANDONED OIL	21/03/57	06/04/69	VIKING A	GILBY
00/10-05-041-03W5/0	CALPINE A-1 GILBY 10-5-41-3	ABANDONED OIL	07/11/62	15/05/68	VIKING A	GILBY
00/12-05-041-03W5/0	GULF ET AL GILBY 12-5-41-3	PUMPING OIL	26/10/62	28/11/02	VIKING A	GILBY
00/10-07-041-03W5/0	B.A. CPR IRWIN GILBY 10-7MU-41-3	PUMPING OIL	19/08/61	01/04/02	VIKING A	GILBY
00/02-08-041-03W5/0	AMOCO GILBY 2-8-41-3	ABANDONED OIL	20/10/56	27/07/77	VIKING A	GILBY
00/10-08-041-03W5/0	AMOCO GILBY 10-8-41-3	ABANDONED OIL	21/10/56	03/10/87	VIKING A	GILBY
00/12-08-041-03W5/0	AMOCO GILBY 12-8-41-3	ABANDONED OIL	18/10/56	07/09/88	VIKING A	GILBY
00/02-09-041-03W5/0	EQUATORIAL MATIISEN 2	ABANDONED OIL	14/06/57	07/10/70	VIKING A	GILBY
00/04-09-041-03W5/0	C.P.R. MATIISEN 4	ABANDONED OIL	11/02/57	07/07/73	VIKING A	GILBY
00/10-09-041-03W5/0	B.A. CPR MATIISEN GILBY 10-9MU-41-3	ABANDONED OIL	17/10/57	15/05/68	VIKING A	GILBY
00/12-09-041-03W5/0	C.P.R. MATIISEN 12	ABANDONED OIL	17/05/57	10/10/87	VIKING A	GILBY
00/02-10-041-03W5/0	DECALTA ET AL GILBY 2-10-41-3	ABANDONED OIL	29/01/60	06/06/71	VIKING A	GILBY
00/04-10-041-03W5/0	AMOCO GILBY 4-10-41-3	ABANDONED OIL	04/09/57	15/05/68	VIKING A	GILBY
00/04-11-041-03W5/0	HOMESTEAD ET AL GILBY 4-11-41-3	ABANDONED OIL	01/02/61	30/04/89	VIKING A	GILBY


Gilby Viking Unit No.1 - Seg B Data: Nov.1953-Oct.2002
Operator:
Field:
Zone:
Type: Oil
Group: Well::Gilby Viking Unit No.1 - Seg B
Production Cums
Oil: 6364.08 MSTB
Gas: 4001.14 MMSCF
Water: 166.054 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Num Wells
Year
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
0.1
1
10
100
1000
1E4
1E5



Gilby Viking Unit No.1 - Seg B Data: Nov.1953-Oct.2002
Operator:
Field:
Zone:
Type: Oil
Group: Well::Gilby Viking Unit No.1 - Seg B
Avg Daily Oil FC 1 (Rate-Cum)
qi: 40.9721 Bbl/d, Oct, 1999
qf: 5.01739 Bbl/d, Jul, 2005
di(Exp): 31.6791 CTD: 6364.08 MSTB
RR: 8.53809 MSTB Tot: 6372.62 MSTB
Production Cums
Oil: 6364.08 MSTB
Gas: 4001.14 MMSCF
Water: 166.054 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Num Wells
0
10
20
30
40
50
0
20
40
60
80
100
6300
6325
6350
6375
Cum Oil - MSTB


Gilby - Sec 4 PDP Wells Summary Well Data: Jan.1996-Oct.2002
Operator:
Field:
Zone:
Type: Summary
Group: Well::Gilby - Sec 4 PDP Wells
Production Cums
Oil: 368.538 MSTB
Gas: 1055.6 MMSCF
Water: 74.1905 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Avg Day Water Inj - Bbl/d
Year
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003



Gilby - Sec 4 PDP Wells Summary Well Data: Jan.1996-Oct.2002
Operator:
Field:
Zone:
Type: Summary
Group: Well::Gilby - Sec 4 PDP Wells
Avg Daily Oil FC 2 (Rate-Cum)
qi: 220 Bbl/d, Nov, 2002
qf: 10.0542 Bbl/d, Jul, 2020
di(Exp): 16 CTD: 368.538 MSTB
RR: 439.925 MSTB Tot: 808.463 MSTB
Production Cums
Oil: 368.538 MSTB
Gas: 1055.6 MMSCF
Water: 74.1905 MSTB
Cond: 0 MSTB
Current PDP Scenario Incr Q to 220 bopd
P+P Scenario Incr Q to 250 bopd Incr Np 5% for WF
Base Case Nov/02 Q = 150 bopd
Avg Daily Oil - Bbl/d
Avg Day Water Inj - Bbl/d
Cum Oil - MSTB



Gilby - Sec 4 PDP Wells Summary Well Data: Jan.1996-Oct.2002
Operator:
Field:
Zone:
Type: Summary
Group: Well::Gilby - Sec 4 PDP Wells
Avg Daily Oil FC 3 (Rate-Cum)
qi: 250.152 Bbl/d, Nov, 2002
qf: 10.03 Bbl/d, Nov, 2028
di(Exp): 11.6263 CTD: 368.538 MSTB
RR: 709.696 MSTB Tot: 1078.23 MSTB
Production Cums
Oil: 368.538 MSTB
Gas: 1055.6 MMSCF
Water: 74.1905 MSTB
Cond: 0 MSTB
Current PDP Scenario Incr Q to 220 bopd
P+P Scenario Incr Q to 250 bopd Incr Np 5% for WF Q=215bopd Jan/04
Base Case Nov/02 Q = 150 bopd
Avg Daily Oil - Bbl/d
Avg Day Water Inj - Bbl/d
Cum Oil - MSTB
0
100
200
300
400
500
0
250
500
750
1000
1250
100
200
300
400
500
600
700
800
900
1000
1100



CRESTAR ET AL 100 MEDR 6-16-39-4 (00/06-16-039-04W5/0) Data: Nov.1996-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: GLCC A _OCDZ CC
Type: Gas
Group: Well::Gilby West Non Unit Gas
Production Cums
Oil: 0 MSTB
Gas: 1689.49 MMSCF
Water: 1.54548 MSTB
Cond: 9.87186 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1E5
1000
1E4
100
10
100
1
10
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year


CRESTAR ET AL 100 MEDR 6-16-39-4 (00/06-16-039-04W5/0) Data: Nov.1996-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: GLCC A_OCDZ CC
Type: Gas
Group: Well::Gilby West N/U Gas
Avg Daily Gas1 FC 1 (Rate-Cum)
qi: 768.442 mcf/d, Dec, 1999
qf: 25.0844 mcf/d, Sep, 2017
di(Exp): 17.5567 CTD: 1689.49 MMSCF
RR: 787.27 MMSCF Tot: 2476.76 MMSCF
Production Cums
Oil: 0 MSTB
Gas: 1689.49 MMSCF
Water: 1.54548 MSTB
Cond: 9.87186 MSTB
Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1250
1000
750
500
250
0
25
20
15
10
5
0
0
500
1000
1500
2000
2500
Cum Gas1 - MMSCF



CRESTAR ET AL 100 MEDR 14-16-39-4 (00/14-16-039-04W5/0) Data: Mar.1997-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: GLCC A _OCDZ CC
Type: Oil
Group: Well::Gilby West N/U Oil
Production Cums
Oil: 31.4757 MSTB
Gas: 767.321 MMSCF
Water: 1.37879 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Year



NCE PET ET AL MEDR 16-17-39-4 (00/16-17-039-04W5/0) Data: Aug.1997-Feb.2001
Operator: NCE PETROFUND CORP.
Field: MEDICINE R
Zone: GLCC A _OCDZ CC
Type: Oil
Group: None
Production Cums
Oil: 1.4977 MSTB
Gas: 1.56527 MMSCF
Water: 1.51529 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Year
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003


PC ET AL MEDR 3-19-39-4 (00/03-19-039-04W5/0) Data: Feb.1979-Aug.1998
Operator: NCE PETROFUND CORP.
Field: MEDICINE R
Zone: GLCC A_OCDZ CC
Type: Oil
Group: None
Production Cums
Oil: 86.1154 MSTB
Gas: 139.132 MMSCF
Water: 0.735313 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Year
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
1E6
1E5
1E4
1000
100



NCE PET ET AL MEDR 14-20-30-4 (00/14-20-039-04W5/0) Data: Oct.1997-Jun.2001
Operator: NCE PETROFUND CORP.
Field: MEDICINE R
Zone: GLCC A_OCDZ CC
Type: Oil
Group: None
Production Cums
Oil: 2.75313 MSTB
Gas: 12.6642 MMSCF
Water: 0.14593 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb.
1000
100
10
1
0.1
1E4
1000
100
10
1
100
10
1
0.1
0.01
1E5
1E4
1000
100
10
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Year



CRESTAR ET AL 100 MEDR 1-21-39-4 (00/01-21-039-04W5/0) Data: Dec.1996-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: GLCC A .OCDZ CC
Type: Gas
Group: Well::Gilby West Non Unit Gas
Production Cums
Oil: 0 MSTB
Gas: 953.606 MMSCF
Water: 2.63366 MSTB
Cond: 7.544 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1E5
1E4
1000
1E4
1000
100
1000
100
10
100
10
1
10
1
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year



CRESTAR ET AL 100 MEDR 1-21-39-4 (00/01-21-039-04W5/0) Data: Dec.1996-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: GLCC A _OCDZ CC
Type: Gas
Group: Well::Gilby West N/U Gas
Avg Daily Gas1 FC 1 (Rate-Cum)
qi: 649.305 mcf/d, Aug, 1998
qf: 25.0424 mcf/d, Dec, 2013
di(Hyp): 22.9931 CTD: 953.606 MMSCF
RR: 409.023 MMSCF Tot: 1362.63 MMSCF
Production Cums
Oil: 0 MSTB
Gas: 953.606 MMSCF
Water: 2.63366 MSTB
Cond: 7.544 MSTB
Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
Cum Gas1 - MMSCF
0
250
500
750
1000
1250
1500
0
10
20
30
40
50
60



NALR MEDR 10-21-39-4 (00/10-21-039-04W5/0) Data: Jun.1979-Apr.2000
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: GLCC A _OCDZ CC
Type: Gas
Group: None
Production Cums
Oil: 0 MSTB
Gas: 772.609 MMSCF
Water: 0.497547 MSTB
Cond: 0.484315 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
0.1
1
10
100
1000
1E4
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Year


NALR MEDR 10-21-39-4 (00/10-21-039-04W5/2) Data: Feb.2001-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: CARDIUM D
Type: Oil
Group: Well::Gilby West Non Unit Oil
Production Cums
Oil: 6.36209 MSTB
Gas: 11.1805 MMSCF
Water: 0.136495 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Year
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002


NALR MEDR 10-21-39-4 (00/10-21-039-04W5/2) Data: Feb.2001-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: CARDIUM D
Type: Oil
Group: Well::Gilby West N/U Oil
Avg Daily Oil FC 1 (Rate-Cum)
qi: 20.5307 Bbl/d, Sep, 2001
qf: 3.00624 Bbl/d, Apr, 2010
di(Exp): 20.5659 CTD: 6.36209 MSTB
RR: 21.601 MSTB Tot: 27.9631 MSTB
Production Cums
Oil: 6.36209 MSTB
Gas: 11.1805 MMSCF
Water: 0.136495 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
Cum Oil - MSTB
0
10
20
30
40
25
50
75
100
5
15



NALR MEDR 4-22-39-4 (00/04-22-039-04W5/0) Data: Nov.1994-Sep.1998
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: GLCC A _OCDZ CC
Type: Gas
Group: None
Production Cums
Oil: 0 MSTB
Gas: 599.879 MMSCF
Water: 0.1019 MSTB
Cond: 0.0452866 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1000
100
10
1
1E5
1E4
1000
100
10
1000
100
10
1
0.1
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Year


NALR MEDR 4-22-39-4 (00/04-22-039-04W5/2) Data: Sep.1994-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: GLCC A .OCDZ CC
Type: Gas
Group: Well::Gilby West Non Unit Gas
Production Cums
Oil: 5.7133 MSTB
Gas: 1439.7 MMSCF
Water: 2.94691 MSTB
Cond: 0 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1E5
1000
1E4
100
1000
10
100
1
10
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year



NALR MEDR 4-22-39-4 (00/04-22-039-04W5/2) Data: Sep.1994-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: GLCC A_OCDZ CC
Type: Gas
Group: Well::Gilby West N/U Gas
Avg Daily Gas1 FC 1 (Rate-Cum)
qi: 931.43 mcf/d, Aug, 2000
qf: 25.0494 mcf/d, Apr, 2014
di(Exp): 23.2626 CTD: 1439.7 MMSCF
RR: 677.043 MMSCF Tot: 2116.74 MMSCF
Production Cums
Oil: 5.7133 MSTB
Gas: 1439.7 MMSCF
Water: 2.94691 MSTB
Cond: 0 MSTB
Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
Cum Gas1 - MMSCF
0
200
400
600
800
1000
20
40
60
80
100
1200
1400
1600
1800
2000


TERRAPET ET AL MEDR 6-23-39-4 (00/06-23-039-04W5/0) Data: Aug.1974-Oct.2002
Operator: TERRAPET ENERGY CORP.
Field: MEDICINE R
Zone: OSTRACOD S
Type: Oil
Group: Well::Gilby West Non Unit Oil
Production Cums
Oil: 90.8049 MSTB
Gas: 442.923 MMSCF
Water: 0.54032 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
1000
100
10
1
0.1
1E4
1000
100
10
1
1E5
1E4
1000
100
10
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year


TERRAPET ET AL MEDR 6-23-39-4 (00/06-23-039-04W5/0) Data: Aug.1974-Oct.2002
Operator: TERRAPET ENERGY CORP.
Field: MEDICINE R
Zone: OSTRACOD S
Type: Oil
Group: Well::Gilby West N/U Oil
Avg Daily Oil FC 1 (Rate-Cum)
qi: 5.71452 Bbl/d, Jan, 2002
qf: 3.01899 Bbl/d, Dec, 2005
di(Exp): 14.9058 CTD: 90.8049 MSTB
RR: 4.51965 MSTB Tot: 95.3245 MSTB
Production Cums
Oil: 90.8049 MSTB
Gas: 442.923 MMSCF
Water: 0.54032 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
Cum Oil - MSTB
0
5
10
15
20
0
25
50
75
100
70
75
80
85
90
95
100



Gilby - Sec 4 PDP Wells Summary Well Data: Jan.1996-Oct.2002
Operator:
Field:
Zone:
Type: Summary
Group: Well::Gilby - Sec 4 PDP Wells
Avg Daily Oil FC 3 (Rate-Cum)
qi: 250.152 Bbl/d, Nov, 2002
qf: 10.03 Bbl/d, Nov, 2028
di(Exp): 11.6263 CTD: 368.538 MSTB
RR: 709.696 MSTB Tot: 1078.23 MSTB
Production Cums
Oil: 368.538 MSTB
Gas: 1055.6 MMSCF
Water: 74.1905 MSTB
Cond: 0 MSTB
Current PDP Scenario Incr Q to 220 bopd
P+P Scenario Incr Q to 250 bopd Incr Np 5% for WF Q=215bopd Jan/04
Base Case Nov/02 Q = 150 bopd
Avg Daily Oil - Bbl/d
Avg Day Water Inj - Bbl/d
Cum Oil - MSTB



CRESTAR ET AL 100 MEDR 6-16-39-4 (00/06-16-039-04W5/0) Data: Nov.1996-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: GLCC A _OCDZ CC
Type: Gas
Group: Well::Gilby West Non Unit Gas
Production Cums
Oil: 0 MSTB
Gas: 1689.49 MMSCF
Water: 1.54548 MSTB
Cond: 9.87186 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1E5
1E4
1000
1E4
1000
100
1000
100
10
100
10
1
10
1
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year


TERRAPET ET AL MEDR 6-23-39-4 (00/06-23-039-04W5/0) Data: Aug.1974-Oct.2002
Operator: TERRAPET ENERGY CORP.
Field: MEDICINE R
Zone: OSTRACOD S
Type: Oil
Group: Well::Gilby West N/U Oil
Avg Daily Oil FC 1 (Rate-Cum)
qi: 5.71452 Bbl/d, Jan, 2002
qf: 3.01899 Bbl/d, Dec, 2005
di(Exp): 14.9058 CTD: 90.8049 MSTB
RR: 4.51965 MSTB Tot: 95.3245 MSTB
Production Cums
Oil: 90.8049 MSTB
Gas: 442.923 MMSCF
Water: 0.54032 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
0
5
10
15
20
0
25
50
75
100
70
75
80
85
90
95
100
Cum Oil - MSTB



Gilby - Sec 4 PDP Wells Summary Well Data: Jan.1996-Oct.2002
Operator:
Field:
Zone:
Type: Summary
Group: Well::Gilby - Sec 4 PDP Wells
Avg Daily Oil FC 3 (Rate-Cum)
qi: 250.152 Bbl/d, Nov, 2002
qf: 10.03 Bbl/d, Nov, 2028
di(Exp): 11.6263 CTD: 368.538 MSTB
RR: 709.696 MSTB Tot: 1078.23 MSTB
Production Cums
Oil: 368.538 MSTB
Gas: 1055.6 MMSCF
Water: 74.1905 MSTB
Cond: 0 MSTB
Current PDP Scenario Incr Q to 220 bopd
P+P Scenario Incr Q to 250 bopd Incr Np 5% for WF Q=215bopd Jan/04
Base Case Nov/02 Q = 150 bopd
Avg Daily Oil - Bbl/d
Avg Day Water Inj - Bbl/d
Cum Oil - MSTB
0
100
200
300
400
500
250
750
1000
1250
600
700
800
900
1100



CRESTAR ET AL 100 MEDR 6-16-39-4 (00/06-16-039-04W5/0) Data: Nov.1996-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: GLCC A_OCDZ CC
Type: Gas
Group: Well::Gilby West Non Unit Gas
Production Cums
Oil: 0 MSTB
Gas: 1689.49 MMSCF
Water: 1.54548 MSTB
Cond: 9.87186 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1E5
1000
1E4
100
1000
10
100
1
10
1
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year



CRESTAR ET AL 100 MEDR 6-16-39-4 (00/06-16-039-04W5/0) Data: Nov.1996-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: GLCC A_OCDZ CC
Type: Gas
Group: Well::Gilby West N/U Gas
Avg Daily Gas1 FC 1 (Rate-Cum)
qi: 768.442 mcf/d, Dec, 1999
qf: 25.0844 mcf/d, Sep, 2017
di(Exp): 17.5567 CTD: 1689.49 MMSCF
RR: 787.27 MMSCF Tot: 2476.76 MMSCF
Production Cums
Oil: 0 MSTB
Gas: 1689.49 MMSCF
Water: 1.54548 MSTB
Cond: 9.87186 MSTB
Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
0
250
500
750
1000
1250
0
5
10
15
20
25
0
500
1000
1500
2000
2500
Cum Gas1 - MMSCF


CRESTAR ET AL 100 MEDR 14-16-39-4 (00/14-16-039-04W5/0) Data: Mar.1997-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: GLCC A_OCDZ CC
Type: Oil
Group: Well::Gilby West N/U Oil
Production Cums
Oil: 31.4757 MSTB
Gas: 767.321 MMSCF
Water: 1.37879 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
1000
100
10
1
0.1
1E4
1000
100
10
1
100
10
1
0.1
.01
1E6
1E5
1E4
1000
100
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Year



NCE PET ET AL MEDR 16-17-39-4 (00/16-17-039-04W5/0) Data: Aug.1997-Feb.2001
Operator: NCE PETROFUND CORP.
Field: MEDICINE R
Zone: GLCC A _OCDZ CC
Type: Oil
Group: None
Production Cums
Oil: 1.4977 MSTB
Gas: 1.56527 MMSCF
Water: 1.51529 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
1000
1E4
100
10
1
0.1
0.01
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Year


PC ET AL MEDR 3-19-39-4 (00/03-19-039-04W5/0) Data: Feb.1979-Aug.1998
Operator: NCE PETROFUND CORP.
Field: MEDICINE R
Zone: GLCC A_OCDZ CC
Type: Oil
Group: None
Production Cums
Oil: 86.1154 MSTB
Gas: 139.132 MMSCF
Water: 0.735313 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Year
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
1E6
1E5
1E4
1000
100


NCE PET ET AL MEDR 14-20-30-4 (00/14-20-039-04W5/0) Data: Oct.1997-Jun.2001
Operator: NCE PETROFUND CORP.
Field: MEDICINE R
Zone: GLCC A _OCDZ CC
Type: Oil
Group: None
Production Cums
Oil: 2.75313 MSTB
Gas: 12.6642 MMSCF
Water: 0.14593 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb.
Year
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003



CRESTAR ET AL 100 MEDR 1-21-39-4 (00/01-21-039-04W5/0) Data: Dec.1996-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: GLCC A_OCDZ CC
Type: Gas
Group: Well::Gilby West Non Unit Gas
Production Cums
Oil: 0 MSTB
Gas: 953.606 MMSCF
Water: 2.63366 MSTB
Cond: 7.544 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1000
100
10
1
1E5
1E4
1000
100
10
1E4
1000
100
10
1
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year

CRESTAR ET AL 100 MEDR 1-21-39-4 (00/01-21-039-04W5/0) Data: Dec.1996-Oct.2002

Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: GLCC A_OCDZ CC
Type: Gas
Group: Well::Gilby West N/U Gas

Avg Daily Gas1 FC 1 (Rate-Cum)
qi: 649.305 mcf/d, Aug, 1998
qf: 25.0424 mcf/d, Dec, 2013
di(Hyp): 22.9931 CTD: 953.606 MMSCF
RR: 409.023 MMSCF Tot: 1362.63 MMSCF

Production Cums
Oil: 0 MSTB
Gas: 953.606 MMSCF
Water: 2.63366 MSTB
Cond: 7.544 MSTB

Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1500 1250 1000 750 500 250 0
60 50 40 30 20 10 0
0 250 500 750 1000 1250 1500
Cum Gas1 - MMSCF

NALR MEDR 10-21-39-4 (00/10-21-039-04W5/0) Data: Jun.1979-Apr.2000

Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: GLCC A_OCDZ CC
Type: Gas
Group: None

Production Cums
Oil: 0 MSTB
Gas: 772.609 MMSCF
Water: 0.497547 MSTB
Cond: 0.484315 MSTB

Avg Daily Gas1 - mcf/d
0.1
1
10
100
1000
Cal Day Gas1 - mcf/d
1
10
100
1000
1E4
Wat/Gas1 Ratio - Bbl/MMSCF
1
10
100
1000
1E4
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Year


NALR MEDR 10-21-39-4 (00/10-21-039-04W5/2) Data: Feb.2001-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: CARDIUM D
Type: Oil
Group: Well::Gilby West Non Unit Oil
Production Cums
Oil: 6.36209 MSTB
Gas: 11.1805 MMSCF
Water: 0.136495 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
0.1
1
10
100
1000
1
10
100
1000
1E4
10
100
1000
1E4
1E5
1
10
100
1000
1E4
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year


NALR MEDR 10-21-39-4 (00/10-21-039-04W5/2) Data: Feb.2001-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: CARDIUM D
Type: Oil
Group: Well::Gilby West N/U Oil
Avg Daily Oil FC 1 (Rate-Cum)
qi: 20.5307 Bbl/d, Sep, 2001
qf: 3.00624 Bbl/d, Apr, 2010
di(Exp): 20.5659 CTD: 6.36209 MSTB
RR: 21.601 MSTB Tot: 27.9631 MSTB
Production Cums
Oil: 6.36209 MSTB
Gas: 11.1805 MMSCF
Water: 0.136495 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
Cum Oil - MSTB
0
10
20
30
40
0
25
50
75
100
0
5
10
15
20
25
30



NALR MEDR 4-22-39-4 (00/04-22-039-04W5/0) Data: Nov.1994-Sep.1998
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: GLCC A_OCDZ CC
Type: Gas
Group: None
Production Cums
Oil: 0 MSTB
Gas: 599.879 MMSCF
Water: 0.1019 MSTB
Cond: 0.0452866 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1000
100
10
1
1E5
1E4
1000
100
10
1000
100
10
1
0.1
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Year


NALR MEDR 4-22-39-4 (00/04-22-039-04W5/2) Data: Sep.1994-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: GLCC A_OCDZ CC
Type: Gas
Group: Well::Gilby West Non Unit Gas
Production Cums
Oil: 5.7133 MSTB
Gas: 1439.7 MMSCF
Water: 2.94691 MSTB
Cond: 0 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1000
100
10
1
1E5
1E4
1000
100
10
1E4
1000
100
10
1
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year


NALR MEDR 4-22-39-4 (00/04-22-039-04W5/2) Data: Sep.1994-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: GLCC A _OCDZ CC
Type: Gas
Group: Well::Gilby West N/U Gas
Avg Daily Gas1 FC 1 (Rate-Cum)
qi: 931.43 mcf/d, Aug, 2000
qf: 25.0494 mcf/d, Apr, 2014
di(Exp): 23.2626 CTD: 1439.7 MMSCF
RR: 677.043 MMSCF Tot: 2116.74 MMSCF
Production Cums
Oil: 5.7133 MSTB
Gas: 1439.7 MMSCF
Water: 2.94691 MSTB
Cond: 0 MSTB
Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
Cum Gas1 - MMSCF
0
200
400
600
800
1000
1200
1400
1600
1800
2000
20
40
60
80
100


TERRAPET ET AL MEDR 6-23-39-4 (00/06-23-039-04W5/0) Data: Aug.1974-Oct.2002
Operator: TERRAPET ENERGY CORP.
Field: MEDICINE R
Zone: OSTRACOD S
Type: Oil
Group: Well::Gilby West Non Unit Oil
Production Cums
Oil: 90.8049 MSTB
Gas: 442.923 MMSCF
Water: 0.54032 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
0.1
1
10
100
1000
1E4
1E5
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year


TERRAPET ET AL MEDR 6-23-39-4 (00/06-23-039-04W5/0) Data: Aug.1974-Oct.2002
Operator: TERRAPET ENERGY CORP.
Field: MEDICINE R
Zone: OSTRACOD S
Type: Oil
Group: Well::Gilby West N/U Oil
Avg Daily Oil FC 1 (Rate-Cum)
qi: 5.71452 Bbl/d, Jan, 2002
qf: 3.01899 Bbl/d, Dec, 2005
di(Exp): 14.9058 CTD: 90.8049 MSTB
RR: 4.51965 MSTB Tot: 95.3245 MSTB
Production Cums
Oil: 90.8049 MSTB
Gas: 442.923 MMSCF
Water: 0.54032 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
Cum Oil - MSTB
0
5
10
15
20
25
50
75
100
70
75
80
85
90
95
100


COURAGE ET AL MEDR 10-23-39-4 (00/10-23-039-04W5/2) Data: Oct.2000-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Gas
Group: Well::Gilby West Non Unit Gas
Production Cums
Oil: 0 MSTB
Gas: 345.006 MMSCF
Water: 0.130205 MSTB
Cond: 1.08311 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1E5
1000
1E4
100
1000
10
100
1
10
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year



COURAGE ET AL MEDR 10-23-39-4 (00/10-23-039-04W5/2) Data: Oct.2000-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Gas
Group: Well::Gilby West Non Unit Gas
Production Cums
Oil: 0 MSTB
Gas: 345.006 MMSCF
Water: 0.130205 MSTB
Cond: 1.08311 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1E5
1000
1E4
100
10
1
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year


COURAGE ET AL MEDR 10-23-39-4 (00/10-23-039-04W5/2) Data: Oct.2000-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Gas
Group: Well::Gilby West N/U Gas
Avg Daily Gas1 FC 1 (Rate-Cum)
qi: 655 mcf/d, Jan, 2001
qf: 25.2102 mcf/d, Jan, 2015
di(Exp): 20.89 CTD: 345.006 MMSCF
RR: 646.758 MMSCF Tot: 991.764 MMSCF
Production Cums
Oil: 0 MSTB
Gas: 345.006 MMSCF
Water: 0.130205 MSTB
Cond: 1.08311 MSTB
Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
Cum Gas1 - MMSCF
0
200
400
600
800
1000
0
5
10
15
20
25



NALR MEDR 10-25-39-4 (00/10-25-039-04W5/0) Data: Mar.1970-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: OSTRACOD J
Type: Other
Group: None
Production Cums
Oil: 0 MSTB
Gas: 1798 MMSCF
Water: 1.08064 MSTB
Cond: 24.9416 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1000
100
10
1
1E5
1E4
1000
100
10
1000
100
10
1
0.1
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Year



NALR MEDR 10-25-39-4 (00/10-25-039-04W5/0) Data: Mar.1970-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: OSTRACOD J
Type: Other
Group: Well::Gilby West N/U Gas
Avg Daily Gas1 FC 1 (Rate-Cum)
qi: 800 mcf/d, Nov, 2002
qf: 25.0879 mcf/d, May, 2018
di(Exp): 20 CTD: 1798 MMSCF
RR: 1244.42 MMSCF Tot: 3042.43 MMSCF
Production Cums
Oil: 0 MSTB
Gas: 1798 MMSCF
Water: 1.08064 MSTB
Cond: 24.9416 MSTB
Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
0
200
400
600
800
1000
0
20
40
60
80
100
500
1000
1500
2000
2500
3000
3500
Cum Gas1 - MMSCF


NALR MEDR 7-28-39-4 (00/07-28-039-04W5/0) Data: Nov.1978-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: GLCC A _OCDZ CC
Type: Gas
Group: Well::Gilby West Non Unit Gas
Production Cums
Oil: 0 MSTB
Gas: 7528.44 MMSCF
Water: 3.77846 MSTB
Cond: 27.389 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1000
100
10
1
1E5
1E4
1000
100
10
1000
100
10
1
0.1
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year


NALR MEDR 7-28-39-4 (00/07-28-039-04W5/0) Data: Nov.1978-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: GLCC A _OCDZ CC
Type: Gas
Group: Well::Gilby West N/U Gas
Avg Daily Gas1 FC 1 (Rate-Cum)
qi: 1285.99 mcf/d, Jun, 1999
qf: 25.0003 mcf/d, Mar, 2042
di(Exp): 8.81503 CTD: 7528.44 MMSCF
RR: 3631.78 MMSCF Tot: 11160.2 MMSCF
Production Cums
Oil: 0 MSTB
Gas: 7528.44 MMSCF
Water: 3.77846 MSTB
Cond: 27.389 MSTB
Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
Cum Gas1 - MMSCF
0
500
1000
1500
2000
2500
0
5
10
15
20
25
0
2500
5000
7500
1E4
1.25E4



NALR MEDR 10-29-39-4 (00/10-29-039-04W5/0) Data: Mar.1977-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: GLCC A _OCDZ CC
Type: Gas
Group: Well::Gilby West Non Unit Gas
Production Cums
Oil: 0.410295 MSTB
Gas: 5887.14 MMSCF
Water: 3.15008 MSTB
Cond: 80.6876 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1E5
1E4
1000
1E4
1000
100
1000
100
10
100
10
1
10
1
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year



NALR MEDR 10-29-39-4 (00/10-29-039-04W5/0) Data: Mar.1977-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: GLCC A _OCDZ CC
Type: Gas
Group: Well::Gilby West N/U Gas
Avg Daily Gas1 FC 1 (Rate-Cum)
qi: 1167.81 mcf/d, Feb, 1998
qf: 25.0206 mcf/d, Jun, 2063
di(Exp): 5.72 CTD: 5887.14 MMSCF
RR: 5351.41 MMSCF Tot: 11238.6 MMSCF
Production Cums
Oil: 0.410295 MSTB
Gas: 5887.14 MMSCF
Water: 3.15008 MSTB
Cond: 80.6876 MSTB
Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
Cum Gas1 - MMSCF
0
2500
5000
7500
1E4
1.25E4
500
1000
1500
2000
5
10
15
20
25


CRESTAR ET AL 100 MEDR 10-30-39-4 (00/10-30-039-04W5/0) Data: Nov.1997-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: GLCC A_OCDZ CC
Type: Gas
Group: Well::Gilby West Non Unit Gas
Production Cums
Oil: 0 MSTB
Gas: 296.877 MMSCF
Water: 1.23223 MSTB
Cond: 2.07501 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1000
100
10
1
1E5
1E4
1000
100
10
1E5
1E4
1000
100
10
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year



CRESTAR ET AL 100 MEDR 10-30-39-4 (00/10-30-039-04W5/0) Data: Nov.1997-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: GLCC A_OCDZ CC
Type: Gas
Group: Well::Gilby West N/U Gas
Avg Daily Gas1 FC 1 (Rate-Cum)
qi: 143.545 mcf/d, Nov, 2002
qf: 25.3532 mcf/d, Jun, 2007
di(Exp): 31.2866 CTD: 296.877 MMSCF
RR: 115.393 MMSCF Tot: 412.27 MMSCF
Production Cums
Oil: 0 MSTB
Gas: 296.877 MMSCF
Water: 1.23223 MSTB
Cond: 2.07501 MSTB
Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
Cum Gas1 - MMSCF
0
50
100
150
200
250
300
350
400
450
500
20
40
60
80


CONOCO 102 MEDICINE RIVER 10-30-39-4 (02/10-30-039-04W5/0) Data: Dec.2001-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: EDMONTON UND
Type: Gas
Group: Well::Gilby West Non Unit Gas
Production Cums
Oil: 0 MSTB
Gas: 2.51651 MMSCF
Water: 0 MSTB
Cond: 0 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1E5
1000
1E4
100
10
1
Year
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002



CONOCO 102 MEDICINE RIVER 10-30-39-4 (02/10-30-039-04W5/0) Data: Dec.2001-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: EDMONTON UND
Type: Gas
Group: Well::Gilby West N/U Gas
Avg Daily Gas1 FC 1 (Rate-Cum)
qi: 34.9517 mcf/d, Nov, 2002
qf: 10.0275 mcf/d, Jun, 2008
di(Exp): 20 CTD: 2.51651 MMSCF
RR: 40.8419 MMSCF Tot: 43.3584 MMSCF
Production Cums
Oil: 0 MSTB
Gas: 2.51651 MMSCF
Water: 0 MSTB
Cond: 0 MSTB
Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
0
10
20
30
40
50
0
5
10
15
20
25
Cum Gas1 - MMSCF



NALR MEDR 3-31-39-4 (00/03-31-039-04W5/0) Data: Feb.1998-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: OSTRACOD EE
Type: Gas
Group: Well::Gilby West Non Unit Gas
Production Cums
Oil: 0 MSTB
Gas: 1674.51 MMSCF
Water: 5.36168 MSTB
Cond: 7.3075 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1000
100
10
1
1E5
1E4
1000
100
10
1E4
1000
100
10
1
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year


NALR MEDR 3-31-39-4 (00/03-31-039-04W5/0) Data: Feb.1998-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: OSTRACOD EE
Type: Gas
Group: Well::Gilby West N/U Gas
Avg Daily Gas1 FC 1 (Rate-Cum)
qi: 1143.63 mcf/d, Feb, 1999
qf: 25.0707 mcf/d, Dec, 2019
di(Exp): 16.8749 - CTD: 1674.51 MMSCF
RR: 1118.66 MMSCF Tot: 2793.17 MMSCF
Production Cums
Oil: 0 MSTB
Gas: 1674.51 MMSCF
Water: 5.36168 MSTB
Cond: 7.3075 MSTB
Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
0
500
1000
1500
2000
2500
0
10
20
30
40
50
0
500
1000
1500
2000
2500
3000
Cum Gas1 - MMSCF


NALR MEDR 6-32-39-4 (00/06-32-039-04W5/0) Data: Dec.1978-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: GLCC A .OCDZ CC
Type: Gas
Group: Well::Gilby West Non Unit Gas
Production Cums
Oil: 0 MSTB
Gas: 3953.59 MMSCF
Water: 1.84426 MSTB
Cond: 56.4812 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1000
100
10
1
1E5
1E4
1000
100
10
1E4
1000
100
10
1
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year



NALR MEDR 6-32-39-4 (00/06-32-039-04W5/0) Data: Dec.1978-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: GLCC A _OCDZ CC
Type: Gas
Group: Well::Gilby West N/U Gas
Avg Daily Gas1 FC 1 (Rate-Cum)
qi: 852.273 mcf/d, Jun, 1997
qf: 25.0436 mcf/d, Apr, 2067
di(Exp): 4.95424 CTD: 3953.59 MMSCF
RR: 4579.94 MMSCF Tot: 8533.53 MMSCF
Production Cums
Oil: 0 MSTB
Gas: 3953.59 MMSCF
Water: 1.84426 MSTB
Cond: 56.4812 MSTB
Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
Cum Gas1 - MMSCF
0
500
1000
1500
2000
2500
5
10
15
20
25
0
2000
4000
6000
8000
1E4



NALR MEDR 6-33-39-4 (00/06-33-039-04W5/2) Data: Jul.1981-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: GLCC A .OCDZ CC
Type: Gas
Group: Well::Gilby West Non Unit Gas
Production Cums
Oil: 0 MSTB
Gas: 3049.31 MMSCF
Water: 2.29777 MSTB
Cond: 3.61224 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1000
100
10
1
1E5
1E4
1000
100
10
1E4
1000
100
10
1
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year



NALR MEDR 6-33-39-4 (00/06-33-039-04W5/2) Data: Jul.1981-Oct.2002
Operator: NAL RESOURCES LIMITED
Field: MEDICINE R
Zone: GLCC A _OCDZ CC
Type: Gas
Group: Well::Gilby West N/U Gas
Avg Daily Gas1 FC 1 (Rate-Cum)
qi: 658.325 mcf/d, Nov, 1999
qf: 25.0071 mcf/d, Jul, 2050
di(Exp): 6.25425 CTD: 3049.31 MMSCF
RR: 2932.11 MMSCF Tot: 5981.42 MMSCF
Production Cums
Oil: 0 MSTB
Gas: 3049.31 MMSCF
Water: 2.29777 MSTB
Cond: 3.61224 MSTB
Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
Cum Gas1 - MMSCF
0
1000
2000
3000
4000
5000
6000
0
200
400
600
800
1000
0
20
40
60
80
100



AECOG (W) MEDR 2-6-40-3 (00/02-06-040-03W5/2) Data: Feb.1991-Oct.2002
Operator: ARC RESOURCES LTD.
Field: MEDICINE R
Zone: BASAL QUARTZ C
Type: Gas
Group: Well::Gilby West Non Unit Gas
Production Cums
Oil: 0 MSTB
Gas: 8430.63 MMSCF
Water: 74.0986 MSTB
Cond: 37.4376 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1000
100
10
1
1E5
1E4
1000
100
10
1E4
1000
100
10
1
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year


AECOG (W) MEDR 2-6-40-3 (00/02-06-040-03W5/2) Data: Feb.1991-Oct.2002
Operator: ARC RESOURCES LTD.
Field: MEDICINE R
Zone: BASAL QUARTZ C
Type: Gas
Group: Well::Gilby West N/U Gas
Avg Daily Gas1 FC 1 (Rate-Cum)
qi: 2079.64 mcf/d, Oct, 1998
qf: 25.2864 mcf/d, Oct, 2012
di(Exp): 28.7635 CTD: 8430.63 MMSCF
RR: 768.689 MMSCF Tot: 9199.32 MMSCF
Production Cums
Oil: 0 MSTB
Gas: 8430.63 MMSCF
Water: 74.0986 MSTB
Cond: 37.4376 MSTB
Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
0
500
1000
1500
2000
2500
0
50
100
150
200
250
6500
7000
7500
8000
8500
9000
9500
Cum Gas1 - MMSCF


PC GILBY 10-21-40-3 (00/10-21-040-03W5/2) Data: Dec.1964-Jun.2000
Operator: PETRO-CANADA
Field: GILBY
Zone: BASAL MANNVILLE B
Type: Oil
Group: None
Production Cums
Oil: 326.003 MSTB
Gas: 1049.13 MMSCF
Water: 23.8533 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
0.1
1
10
100
1000
1E4
.01
1E6
1E5
1000
100
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Year



PC GILBY 10-32-40-3 (00/10-32-040-03W5/0) Data: Nov.1995-Oct.2002
Operator: PETRO-CANADA
Field: GILBY
Zone: BASAL MANNVILLE B
Type: Oil
Group: Well::Gilby West N/U Oil
Production Cums
Oil: 24.5894 MSTB
Gas: 54.1386 MMSCF
Water: 1.38634 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Year
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003


CRESTAR 100 MEDR 15-1-40-4 (00/15-01-040-04W5/0) Data: Jan.2000-Nov.2002
Operator: CONOCOPHILLIPS CANADA RESOURCE
Field: MEDICINE R
Zone: CARDIUM F
Type: Gas
Group: Well::Gilby West Non Unit Gas
Production Cums
Oil: 0.275628 MSTB
Gas: 216.214 MMSCF
Water: 0 MSTB
Cond: 0 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1E5
1000
1E4
100
10
1
Year
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002


CRESTAR 100 MEDR 15-1-40-4 (00/15-01-040-04W5/0) Data: Jan.2000-Nov.2002
Operator: CONOCOPHILLIPS CANADA RESOURCE
Field: MEDICINE R
Zone: CARDIUM F
Type: Gas
Group: Well::Gilby West N/U Gas
Avg Daily Gas1 FC 1 (Rate-Cum)
qi: 202.05 mcf/d, Jun, 2001
qf: 25.1058 mcf/d, Apr, 2016
di(Exp): 13.0891′ CTD: 216.214 MMSCF
RR: 361.021 MMSCF Tot: 577.234 MMSCF
Production Cums
Oil: 0.275628 MSTB
Gas: 216.214 MMSCF
Water: 0 MSTB
Cond: 0 MSTB
Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
0
100
200
300
400
500
0
5
10
15
20
25
0
100
200
300
400
500
600
Cum Gas1 - MMSCF


DPE WILLGR 7-9-40-4 (00/07-09-040-04W5/2) Data: Jul.2001-Oct.2002
Operator: HUNT OIL COMPANY OF CANADA, IN
Field: WILLESDEN GREEN
Zone: CRDM,BLRVVKNG UND
Type: Gas
Group: Well::Gilby West Non Unit Gas
Production Cums
Oil: 0 MSTB
Gas: 42.9723 MMSCF
Water: 0.0779972 MSTB
Cond: 0.000628981 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
0.1
1
10
100
1000
1E4
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year



DPE WILLGR 7-9-40-4 (00/07-09-040-04W5/2) Data: Jul.2001-Oct.2002
Operator: HUNT OIL COMPANY OF CANADA, IN
Field: WILLESDEN GREEN
Zone: CRDM,BLRVVKNG UND
Type: Gas
Group: Well::Gilby West N/U Gas
Avg Daily Gas1 FC 1 (Rate-Cum)
qi: 72.0713 mcf/d, Aug, 2002
qf: 25.2078 mcf/d, Apr, 2007
di(Exp): 20 CTD: 42.9723 MMSCF
RR: 70.5457 MMSCF Tot: 113.518 MMSCF
Production Cums
Oil: 0 MSTB
Gas: 42.9723 MMSCF
Water: 0.0779972 MSTB
Cond: 0.000628981 MSTB
Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
Cum Gas1 - MMSCF
0
50
100
150
200
250
0
20
40
60
80
100
20
40
60
80
100
120


HUNT GULF GILBY 11-10-40-4 (00/11-10-040-04W5/0) Data: Dec.1995-Jan.2003
Operator: HUNT OIL COMPANY OF CANADA, IN
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Gas
Group: None
Production Cums
Oil: 0 MSTB
Gas: 1121.07 MMSCF
Water: 0.697572 MSTB
Cond: 0.0283041 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1000
100
10
1
1E5
1E4
1000
100
10
1000
100
10
1
0.1
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Year



HUNT GULF GILBY 11-10-40-4 (00/11-10-040-04W5/0) Data: Dec.1995-Jan.2003
Operator: HUNT OIL COMPANY OF CANADA, IN
Field: WILLESDEN GREEN
Zone: BR,CRDM A .VIK MU#1
Type: Gas
Group: None
Avg Daily Gas1 FC 1 (Rate-Cum)
qi: 246.484 mcf/d, Feb, 2003
qf: 30.1099 mcf/d, Aug, 2011
di(Exp): 21.8794 CTD: 1121.07 MMSCF
RR: 320.233 MMSCF Tot: 1441.31 MMSCF
Production Cums
Oil: 0 MSTB
Gas: 1121.07 MMSCF
Water: 0.697572 MSTB
Cond: 0.0283041 MSTB
Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
0
200
400
600
800
1000
0
20
40
60
80
100
0
200
400
600
800
1000
1200
1400
1600
1800
2000
Cum Gas1 - MMSCF


HUNT ET AL GILBY 10-34-40-4 (00/10-34-040-04W5/2) Data: Sep.1980-Sep.1991
Operator: HUNT OIL COMPANY OF CANADA, IN
Field: GILBY
Zone: UPPER MANNVILLE E
Type: Gas
Group: None
Production Cums
Oil: 0 MSTB
Gas: 235.018 MMSCF
Water: 0.82589 MSTB
Cond: 0.90762 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1000
100
10
1
0.1
1E4
1000
100
10
1
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
Year


HUNT ET AL GILBY 10-34-40-4 (00/10-34-040-04W5/0) Data: Feb.1980-Jan.2003
Operator: HUNT OIL COMPANY OF CANADA, IN
Field: GILBY
Zone: BASAL MANNVILLE Z
Type: Gas
Group: None
Production Cums
Oil: 0 MSTB
Gas: 1523.19 MMSCF
Water: 4.8981 MSTB
Cond: 1.67623 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1000
100
10
1
1E5
1E4
1000
100
10
100
10
1
0.1
.01
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Year


HUNT ET AL GILBY 10-34-40-4 (00/10-34-040-04W5/0) Data: Feb.1980-Jan.2003
Operator: HUNT OIL COMPANY OF CANADA, IN
Field: GILBY
Zone: BASAL MANNVILLE Z
Type: Gas
Group: None
Avg Daily Gas1 FC 1 (Rate-Cum)
qi: 91.4136 mcf/d, Feb, 2003
qf: 30.2894 mcf/d, Jan, 2006
di(Exp): 31.3012 CTD: 1523.19 MMSCF
RR: 59.7469 MMSCF Tot: 1582.93 MMSCF
Production Cums
Oil: 0 MSTB
Gas: 1523.19 MMSCF
Water: 4.8981 MSTB
Cond: 1.67623 MSTB
Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
0
200
400
600
800
1000
100
120
140
160
180
200
Cum Gas1 - MMSCF
200
400
600
800
1000
1200
1400
1600
1800


PC ET AL 02 GILBY 2-4-41-3 (02/02-04-041-03W5/0) Data: May.1994-Jan.2001
Operator: PETRO-CANADA
Field: GILBY
Zone: BSL MANN A JUR D
Type: Oil
Group: None
Production Cums
Oil: 59.6023 MSTB
Gas: 199.02 MMSCF
Water: 0.786892 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Year
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
1000
100
10
1
0.1
1E4
1000
100
10
1
100
10
1
0.1
.01
1E5
1E4
1000
100
10



PC CRESTAR GILBY 3-4-41-3 (00/03-04-041-03W5/0) Data: Feb.1997-Oct.2002
Operator: PETRO-CANADA
Field: GILBY
Zone: BSL MANN A JUR D
Type: Oil
Group: Well::Gilby West Non Unit Oil
Production Cums
Oil: 50.0629 MSTB
Gas: 569.405 MMSCF
Water: 26.6184 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
0.1
1
10
100
1000
1E4
1E5
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year


PC ET AL GILBY 4-4-41-3 (00/04-04-041-03W5/0) Data: Jan.1996-Oct.2002
Operator: PETRO-CANADA
Field: GILBY
Zone: BSL MANN A JUR D
Type: Oil
Group: Well::Gilby West Non Unit Oil
Production Cums
Oil: 100.174 MSTB
Gas: 224.807 MMSCF
Water: 46.9317 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
0.1
1
10
100
1000
1E4
1E5
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year


PC 02 GILBY 5-4-41-3 (02/05-04-041-03W5/0) Data: Feb.1998-Oct.2002
Operator: PETRO-CANADA
Field: GILBY
Zone: BSL MANN A _JUR D
Type: Oil
Group: Well::Gilby West Non Unit Oil
Production Cums
Oil: 218.3 MSTB
Gas: 261.394 MMSCF
Water: 0.640332 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
1E4
1E5
1E5
1000
1E4
1E4
100
1000
1000
10
100
100
1
10
10
1E4
1000
100
10
1
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year



PC ET AL GILBY 6-4-41-3 (00/06-04-041-03W5/0) Data: Sep.1993-Jun.2002
Operator: PETRO-CANADA
Field: GILBY
Zone: BSL MANN A JUR D
Type: Oil
Group: None
Production Cums
Oil: 279.164 MSTB
Gas: 444.619 MMSCF
Water: 29.5534 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Year
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003


PC SYLVAN 10-4-41-3 (00/10-04-041-03W5/2) Data: May.1971-Sep.1999
Operator: PETRO-CANADA
Field: GILBY
Zone: BSL MANN A JUR D
Type: Gas
Group: None
Production Cums
Oil: 0 MSTB
Gas: 19407.9 MMSCF
Water: 14.6012 MSTB
Cond: 0.0559793 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1000
100
10
1
1E5
1E4
1000
100
10
1000
100
10
1
0.1
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year



PC CRESTAR GILBY 12-4-41-3 (02/12-04-041-03W5/0) Data: Jan.1999-Oct.1999
Operator: PETRO-CANADA
Field: GILBY
Zone: BSL MANN A _JUR D
Type: Oil
Group: None
Production Cums
Oil: 0.667674 MSTB
Gas: 2.69042 MMSCF
Water: 0.183042 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
1000
100
10
1
0.1
1E4
1000
100
10
1
100
10
1
0.1
.01
1E6
1E5
1E4
1000
100
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year



PC ET AL GILBY 13-4-41-3 (00/13-04-041-03W5/0) Data: Jun.1994-May.1998
Operator: PETRO-CANADA
Field: GILBY
Zone: BSL MANN A JUR D
Type: Oil
Group: None
Production Cums
Oil: 21.6387 MSTB
Gas: 132.228 MMSCF
Water: 0.208831 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Year
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002



PC ET AL GILBY 14-4-41-3 (00/14-04-041-03W5/0) Data: May.1996-Oct.2002
Operator: PETRO-CANADA
Field: GILBY
Zone: BSL MANN A _JUR D
Type: Gas
Group: None
Production Cums
Oil: 0 MSTB
Gas: 3668.42 MMSCF
Water: 0 MSTB
Cond: 0 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
10
100
1000
1E4
1E5
100
1000
1E4
1E5
1E6
1
10
100
1000
1E4
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Year



PC ET AL GILBY 14-4-41-3 (00/14-04-041-03W5/0) Data: May.1996-Oct.2002
Operator: PETRO-CANADA
Field: GILBY
Zone: BSL MANN A_JUR D
Type: Gas
Group: None
Avg Daily Gas1 FC 1 (Rate-Cum)
qi: 1163.13 mcf/d, Apr, 2000
qf: 25.0045 mcf/d, Oct, 2022
di(Exp): 15.6989 CTD: 3668.42 MMSCF
RR: 1551.29 MMSCF Tot: 5219.71 MMSCF
Production Cums
Oil: 0 MSTB
Gas: 3668.42 MMSCF
Water: 0 MSTB
Cond: 0 MSTB
Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
0
500
1000
1500
2000
2500
0
20
40
60
80
100
1000
2000
3000
4000
5000
6000
7000
8000
9000
Cum Gas1 - MMSCF


PC ET AL GILBY 14-4-41-3 (00/14-04-041-03W5/0) Data: May.1996-Oct.2002
Operator: PETRO-CANADA
Field: GILBY
Zone: BSL MANN A JUR D
Type: Gas
Group: None
Avg Daily Gas1 FC 2 (Rate-Cum)
qi: 764.757 mcf/d, Nov, 2002
qf: 50.0191 mcf/d, May, 2087
di(Har): 14.4594 CTD: 3668.42 MMSCF
RR: 4507.2 MMSCF Tot: 8175.63 MMSCF
Production Cums
Oil: 0 MSTB
Gas: 3668.42 MMSCF
Water: 0 MSTB
Cond: 0 MSTB
Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
0
500
1000
1500
2000
2500
0
20
40
60
80
100
1000
2000
3000
4000
5000
6000
7000
8000
9000
Cum Gas1 - MMSCF

Appendix A — Definitions

The following definitions form the basis of our classification of reserves and values presented in this report.

1. **Proven Reserves** are those quantities of crude oil, natural gas, and natural gas by-products, which, upon analysis of geologic and engineering data, appear with a high degree of certainty to be recoverable at commercial rates in the future from known oil and gas reservoirs under presently anticipated economic and operating conditions. There is relatively little risk with these reserves.

   Proven reserves are sub-divided into the following groups, depending on their status of development.

   a. **Proven Developed Reserves**
   These are proven reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. This group is further divided to include the following:

      i. **Proven Developed Producing Reserves**
      These are proven reserves that are presently being produced from completion intervals open for production in existing wells.

      ii. **Proven Developed Non-Producing Reserves**
      These are proven reserves that are currently not being produced but do exist in completed but not producing intervals in existing wells, behind casing in existing wells or at minor depths below the present bottom of existing wells. These proven reserves are expected to be produced through the existing wells in the predictable future. These reserves are classified as proven developed because the cost of making such reserves available for production is relatively small, compared to the cost of a new well.

   b. **Proven Undeveloped Reserves**
   These are proven reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where relatively major expenditures are required for completion of these wells or for the installation of processing and gathering facilities prior to the production of the reserves. Reserves on undrilled acreage are limited to


Sproule

those drilling units offsetting productive wells, where there is reasonable certainty of production.

2. **Probable Reserves** are those reserves that may be recoverable as a result of the beneficial effects that may be derived from the future institution of some form of pressure maintenance or other secondary recovery method, or as a result of a more favourable performance of the existing recovery mechanism than that deemed proven at the present time, or that may reasonably be assumed to exist because of geophysical or geological indications and drilling done in regions that contain proven reserves. The risk associated with these reserves generally ranges from 25 to 75 percent.

3. **Pipeline Gas Reserves** are gas reserves remaining after deducting surface losses due to process shrinkage and raw gas used as lease fuel.

4. **Remaining Recoverable Reserves** are the total remaining recoverable reserves associated with the acreage in which the Company has an interest.

5. **Company Gross Reserves** are the Company's working, lessor royalty, and overriding royalty interest share of the remaining reserves, before deduction of any royalties.

6. **Company Net Reserves** are the gross remaining reserves of the properties in which the Company has an interest, less all Crown, freehold, and overriding royalties and interests owned by others.

7. **Net Production Revenue** is income derived from the sale of net reserves of oil, pipeline gas, and gas by-products, less all capital and operating costs.


Sproule

Appendix B — Prices (As of February 1, 2003)

Sproule's short term outlook for oil and gas prices adopts the NYMEX futures market for the forecast period ending June 30, 2004. The forecast used in this evaluation was derived as of **February 1, 2003** and reflects the arithmetic average of the futures market at the close of trading each day, for the month prior to the Termination of Trading date for a **February** contract. The oil price forecasts are based on the NYMEX Division light, sweet (low-sulphur) crude oil futures contract, which specifies the West Texas Intermediate crude as a deliverable, and the gas price forecasts are based on the NYMEX Division Henry Hub natural gas futures contract.

The NYMEX oil and gas futures prices are the foundation of Sproule's energy pricing models in the early years. This data is combined with Sproule's assumptions respecting long-term prices, inflation rates, and exchange rates, together with estimates of transportation costs and prices of competing fuels, to forecast wellhead and plantgate prices for Canadian oil, natural gas, and natural gas by-product production. The following paragraphs briefly describe some of the key considerations included in Sproule's long term outlook for oil and natural gas price forecasts.

Oil Prices

In the long term, the price of oil will be governed by supply and demand, and the degree that OPEC is able to limit supply will be a major determinant in establishing oil prices for the next ten years. The long-term oil price forecast, presented in Table P-1, was based on a supply forecast that falls in between a fully competitive market and a market controlled by an effective OPEC production quota system. Price stability that promotes a steady growth in demand is therefore in the best interest of the OPEC nations. Sproule's long-term forecast has been capped at $21.00 per barrel (2003 dollars) in recognition of the economic hurdle rate of alternative supplies. In the foreseeable future, OPEC must limit the real increase in oil prices in order to limit the development of alternative supplies.

Transmission costs, a significant item in forecasting Canadian wellhead prices, are expected to increase at rates that are generally less than the rate of inflation. The exchange rate ($U.S. per $Canadian) reflects the current futures market currently in the range of 0.60 to 0.64.

The oil price forecasts set out in Table P-1 are based on a forecast of prices for West Texas Intermediate crude at Cushing, Oklahoma. The price of this marker crude is expected to directly reflect world oil prices over the forecast period. The Edmonton par price is for a 40 to 45 degree API crude having less than 0.5 percent sulphur. The actual wellhead price of oil will vary with the quality of the crude and the cost of the transportation from the wellhead to the trading hub in Edmonton. This cost, which is referred to as the price differential, is based on the actual

difference between the revenue received at the wellhead and the Edmonton par price postings of major crude oil purchasers. In the absence of actual crude oil price statistics, the differential is based on the price of similar quality crude in the area.

Natural Gas Prices

The New York Mercantile Exchange (NYMEX) posted price for gas bought and sold at the Henry Hub in Louisiana has become a common index for Canadian natural gas producers with access to the American marketplace. In Alberta, the AECO price at Suffield is a reflection of the market price for natural gas sold locally, and the Sumas price on the British Columbia/ Washington border is critical to the BC producer.

Developing a balance between supply and demand for natural gas produced in Western Canada has proved a challenge to the Canadian producer, where drilling activity, which leads to gas well completions, must serve to replace declining gas well production and fill new or expanded pipeline systems. Over the past decade, the local Alberta, Saskatchewan and BC price of natural gas has often been suppressed, relative to the market opportunities in the United States, because local natural gas delivery exceeded the pipeline capacity leaving the provinces. Various new pipeline projects have provided sufficient market access to allow Western Canadian producers to double their production since 1986. With each new pipeline, the drilling activity expanded to ensure the pipeline was full and continued until a surplus in local productive capacity would once again depress the price of natural gas in the western provinces. An additional 1.1 Bcf per day of pipeline capacity was completed during the 1998/99 winter, creating additional demand for Canadian gas. This has strengthened the Canadian gas price, as there is a market perception that this time deliverability may not be available to meet the increased demand. This surge in the local market price surpasses Sproule's long-term outlook for natural gas that caps the average price at the Alberta plantgate at approximately $Cdn 4.30 per MMBtu in real terms. Additional natural gas production is required to fill the 1 Bcf per day of new export capacity that was added in the winter of 1998/99 and the 1.2 Bcf per day of capacity in the Alliance pipeline that commenced deliveries November 2000. The requirement for incremental supply and the support of a high gas price will encourage the natural gas industry to focus on exploration activity rather than the development drilling which, in previous years, has served to increase the overall productive capacity from Western Canada. In the United States, Sproule maintains a long-term threshold of $3.25 U.S. per MMBtu, in real terms. Detailed price schedules are set out in Table P-2. The actual plantgate price will vary with the heat content of the natural gas and the cost of transportation from the plantgate to the trading hub. In the absence of actual natural gas price statistics, the differential is based on the price of natural gas in the area.

The evaluation of uncontracted shut-in gas reserves in Western Canada considers the proximity to existing infrastructure, and the production start date varies with the magnitude of the reserves and the development plans of the operator. To the extent the plant and gathering facilities of sufficient capacity are currently available, the production start date is deferred a year or two and the economics of plant development may curtail the production of the reserves to an average daily rate of 1.0 MMcfpd per 3.5 Bcf of reserves. For reserves in remote areas, or reserves that are considered of poor quality, the production start date is no earlier than 2005.

Natural Gas By-Products

Ethane, propane, butanes, and pentanes plus prices were forecast to continue their historic relationships with crude prices in major Eastern Canadian and U.S. market areas. Ethane prices are expected to increase from present levels at a rate that corresponds to the local Alberta spot price of gas. Sulphur prices are depressed, reflecting the current market, and are forecast to realize slight growth for the forecast period. The price forecasts for natural gas by-products are set out in Table P-1. The prices for these by-products were adjusted in this report to reflect the actual prices received at the plantgate.

Table P-1
Summary of Price Forecasts and Inflation and Exchange Rates ($Cdn)
Effective February 1, 2003

	Light Crude Oil			Heavy & Medium Oil				Western Canadian Natural Gas			Natural Gas Liquids and Sulphur at Plantgate						
Year	WTI Cushing Oklahoma[a] ($US/bbl)	Edmonton Par Price 40° API ($/bbl)	Alberta Royalty Par Price ($/bbl)	Hardisty Heavy 12° API ($/bbl)	Hardisty Lloyd-blend 22.3° API ($/bbl)	Cromer Medium 29.3° API ($/bbl)	Hardisty Bow River 24.9° API ($/bbl)	Alberta[b] Plantgate Index ($/MMBTU)	British Columbia[b] Plantgate Index ($/MMBtu)	Sask.[b] Plantgate Index ($/MMBtu)	Ethane Plant-gate ($/bbl)	Edmonton Propane ($/bbl)	Edmonton Butanes ($/bbl)	Edmonton Pentanes Plus ($/bbl)	Plantgate Sulphur ($/lt)	Inflation Rate (%/yr)	Exchange Rate ($US/ $Cdn)
2003 (11 mos)	28.12	41.49	39.49	28.97	31.49	36.99	33.49	6.47	6.69	6.64	18.40	23.24	26.29	42.50	5.00	1.5	0.638
2004	23.91	35.32	33.29	24.28	26.82	31.32	28.82	5.77	5.99	5.94	16.46	19.78	22.38	36.17	7.61	1.5	0.630
2005	21.63	32.22	30.16	21.16	23.72	28.22	25.72	4.60	4.82	4.77	13.22	18.05	20.42	33.00	10.30	1.5	0.620
2006	21.96	32.78	30.69	21.83	24.28	28.78	26.28	4.27	4.48	4.45	12.34	18.36	20.77	33.57	15.69	1.5	0.620
2007	22.29	33.90	31.77	22.89	25.40	29.89	27.39	4.42	4.66	4.61	12.77	18.99	21.48	34.72	15.92	1.5	0.610
2008	22.62	34.42	32.27	23.38	25.89	30.38	27.88	4.48	4.74	4.67	12.95	19.28	21.81	35.25	16.16	1.5	0.610
2009	22.96	35.58	33.39	24.47	26.99	31.48	28.98	4.67	4.93	4.86	13.45	19.93	22.54	36.44	16.40	1.5	0.600
2010	23.31	36.13	33.91	24.98	27.50	32.00	29.50	4.75	5.01	4.94	13.70	20.24	22.89	37.00	16.65	1.5	0.600
2011	23.66	36.69	34.44	25.50	28.03	32.52	30.02	4.84	5.10	5.03	13.95	20.55	23.24	37.57	16.90	1.5	0.600
2012	24.01	37.26	34.97	26.03	28.56	33.05	30.55	4.94	5.20	5.13	14.20	20.87	23.60	38.16	17.15	1.5	0.600
2013	24.37	37.83	35.51	26.57	29.10	33.60	31.10	5.03	5.29	5.22	14.46	21.19	23.97	38.75	17.41	1.5	0.600
2014	24.74	38.42	36.06	27.11	29.65	34.15	31.65	5.12	5.38	5.31	14.72	21.52	24.34	39.35	17.67	1.5	0.600
Thereafter	Escalation rate of 1.5% thereafter																

Note(s):

a. 40° API, 0.4% sulphur

b. Undeveloped gas must have a minimum $0.15 per MMBtu deduction.

Table P-2
Natural Gas Price Forecasts, Various Trading Points ($Cdn/MMBtu)
Effective February 1, 2003

Year	Alberta Gas Reference Price Plantgate	Alberta 30 Day Spot AECO	Alberta[a] 30 Day Spot Plantgate	Aggregator Plantgate	Alliance Pipeline	Sask.[a] 30 Day Spot Plantgate	B.C.[a] 30 Day Spot Plantgate	B.C. Average Wellhead	Huntingdon/ Sumas 30 Day Spot	Henry Hub Price ($US/MMBtu)
2003 (11 mos)	6.41	6.64	6.47	6.34	6.34	6.64	6.69	6.29	6.99	4.90
2004	5.73	5.94	5.77	5.69	5.64	5.94	5.99	5.59	6.29	4.40
2005	4.56	4.77	4.60	4.54	4.47	4.77	4.82	4.42	5.12	3.61
2006	4.25	4.45	4.27	4.21	4.16	4.45	4.48	4.08	4.78	3.40
2007	4.42	4.61	4.42	4.41	4.36	4.61	4.66	4.26	4.96	3.45
2008	4.50	4.67	4.48	4.49	4.47	4.67	4.74	4.34	5.04	3.50
2009	4.69	4.86	4.67	4.68	4.68	4.86	4.93	4.53	5.23	3.56
2010	4.76	4.94	4.75	4.75	4.76	4.94	5.01	4.61	5.31	3.61
2011	4.85	5.03	4.84	4.84	4.85	5.03	5.10	4.70	5.40	3.66
2012	4.94	5.13	4.94	4.94	4.95	5.13	5.20	4.80	5.50	3.72
2013	5.03	5.22	5.03	5.03	5.04	5.22	5.29	4.89	5.59	3.77
2014	5.13	5.31	5.12	5.12	5.13	5.31	5.38	4.98	5.68	3.83
Thereafter	Escalation rate of 1.5% thereafter.									

Note(s):

a. Provincial Price Index, undeveloped gas must have a minimum $0.15 per MMBtu deduction.

Appendix C — Abbreviations

This appendix contains a list of abbreviations found in Sproule reports, as well as a table comparing Imperial and Metric units. Two conversion tables, used to prepare this report, are also provided.

AOF	absolute open flow
ARTC	Alberta Royalty Tax Credit
bopd	barrels of oil per day
bwpd	barrels of water per day
Cr	Crown
DCQ	daily contract quantity
DSU	drilling spacing unit
FH	Freehold
GCA	gas cost allowance
GOR	gas-oil ratio
GORR	gross overriding royalty
LPG	liquid petroleum gas
Mcfpd	thousands of cubic feet per day
MPR	maximum permissive rate
MRL	maximum rate limitation
NC	'new' Crown
NCI	net carried interest
NGL	natural gas liquids
NORR	net overriding royalty
NPI	net profits interest
OC	'old' Crown
ORRI	overriding royalty interest
P&NG	petroleum and natural gas
PSU	production spacing unit
PVT	pressure-volume-temperature
TCGSL	TransCanada Gas Services Limited
WI	working interest

Imperial Units			Metric Units	
M (10^3)	one thousand	**Prefixes**	k (10^3)	one thousand
MM (10^6)	million		M (10^6)	million
B (10^9)	one billion		T (10^{12})	one billion
T (10^{12})	one trillion		E (10^{18})	one trillion
			G (10^9)	one milliard
in.	inches	**Length**	cm	centimetres
ft	feet		m	metres
mi	mile		km	kilometres
ft^2	square feet	**Area**	m^2	square metres
ac	acres		ha	hectares
cf or ft^3	cubic feet	**Volume**	m^3	cubic metres
scf	standard cubic feet			
gal	gallons		L	litres
Mcf	thousand cubic feet			
Mcfpd	thousand cubic feet per day			
MMcf	million cubic feet			
MMcfpd	million cubic feet per day			
Bcf	billion cubic feet (10^9)			
bbl	barrels		m^3	cubic metre
Mbbl	thousand barrels			
stb	stock tank barrel		stm^3	stock tank cubic metres
bbl/d	barrels per day		m^3/d	cubic metre per day
bbl/mo	barrels per month			
Btu	British thermal units	**Energy**	J	joules
			MJ/m^3	megajoules per cubic metre (10^6)
			TJ/d	terajoule per day (10^{12})
oz	ounce	**Mass**	g	gram
lb	pounds		kg	kilograms
ton	ton		t	tonne
lt	long tons			
Mlt	thousand long tons			
psi	pounds per square inch	**Pressure**	Pa	pascals
			kPa	kilopascals (10^3)
psia	pounds per square inch absolute			
psig	pounds per square inch gauge			
°F	degrees Fahrenheit	**Temperature**	°C	degrees Celsius
°R	degrees Rankine		K	Kelvin
M$	thousand dollars	**Dollars**	k$	thousand dollars


Sproule

Imperial Units			Metric Units	
sec	second	Time	s	second
min	minute		min	minute
hr	hour		h	hour
day	day		d	day
wk	week			week
mo	month			month
yr	year		a	annum

Conversion Factors — Metric to Imperial

Metric	Factor	Imperial
cubic metres (m^3) (@ 15°C)	x 6.29010	= barrels (bbl) (@ 60°F), water
m^3 (@ 15°C)	x 6.3300	= bbl (@ 60°F), Ethane
m^3 (@ 15°C)	x 6.30001	= bbl (@ 60°F), Propane
m^3 (@ 15°C)	x 6.29683	= bbl (@ 60°F), Butanes
m^3 (@ 15°C)	x 6.29287	= bbl (@ 60°F), oil, Pentanes Plus
m^3 (@ 101.325 kPaa, 15°C)	x 0.0354937	= thousands of cubic feet (Mcf) (@ 14.65 psia, 60°F)
1,000 cubic metres (10^3m^3) (@ 101.325 kPaa, 15°C)	x 35.49373	= Mcf (@ 14.65 psia, 60°F)
hectares (ha)	x 2.4710541	= acres
1,000 square metres (10^3m^2)	x 0.2471054	= acres
10,000 cubic metres (ha·m)	x 8.107133	= acre feet (ac-ft)
$m^3/10^3m^3$ (@ 101.325 kPaa, 15° C)	x 0.0437809	= Mcf/Ac.ft. (@ 14.65 psia, 60°F)
joules (j)	x 0.000948213	= Btu
megajoules per cubic metre (MJ/m^3) (@ 101.325 kPaa, 15°C)	x 26.714952	= British thermal units per standard cubic foot (Btu/scf) (@ 14.65 psia, 60°F)
dollars per gigajoule ($/GJ)	x 1.054615	= $/Mcf (1,000 Btu gas)
metres (m)	x 3.28084	= feet (ft)
kilometres (km)	x 0.6213712	= miles (mi)
dollars per 1,000 cubic metres ($$/10^3m^3$)	x 0.0288951	= dollars per thousand cubic feet ($/Mcf) (@ 15.025 psia) B.C.
($$/10^3m^3$)	x 0.02817399	= $/Mcf (@ 14.65 psia) Alta.
dollars per cubic metre ($$/m^3$)	x 0.158910	= dollars per barrel ($/bbl)
gas/oil ratio (GOR) (m^3/m^3)	x 5.640309	= GOR (scf/bbl)
kilowatts (kW)	x 1.341022	= horsepower
kilopascals (kPa)	x 0.145038	= psi
tonnes (t)	x 0.9842064	= long tons (LT)
kilograms (kg)	x 2.204624	= pounds (lb)
litres (L)	x 0.2199692	= gallons (Imperial)
litres (L)	x 0.264172	= gallons (U.S.)
cubic metres per million cubic metres ($m^3/10^6m^3$) (C_3)	x 0.177496	= barrels per million cubic feet (bbl/MMcf) (@ 14.65 psia)
$m^3/10^6m^3$) (C_4)	x 0.1774069	= bbl/MMcf (@ 14.65 psia)
$m^3/10^6m^3$) (C_{5+})	x 0.1772953	= bbl/MMcf (@ 14.65 psia)
tonnes per million cubic metres ($t/10^6m^3$) (sulphur)	x 0.0277290	= LT/MMcf (@ 14.65 psia)
millilitres per cubic meter (mL/m^3) (C_{5+})	x 0.0061974	= gallons (Imperial) per thousand cubic feet (gal (Imp)/Mcf)
(mL/m^3) (C_{5+})	x 0.0074428	= gallons (U.S.) per thousand cubic feet (gal (U.S.)/Mcf)
Kelvin (K)	x 1.8	= degrees Rankine (°R)
millipascal seconds (mPa·s)	x 1.0	= centipoise

Conversion Factors — Imperial to Metric

barrels (bbl) (@ 60°F)	x 0.15898	= cubic metres (m^3) (@ 15°C), water
bbl (@ 60°F)	x 0.15798	= m^3 (@ 15°C), Ethane
bbl (@ 60°F)	x 0.15873	= m^3 (@ 15°C), Propane
bbl (@ 60°F)	x 0.15881	= m^3 (@ 15°C), Butanes
bbl (@ 60°F)	x 0.15891	= m^3 (@ 15°C), oil, Pentanes Plus
thousands of cubic feet (Mcf) (@ 14.65 psia, 60°F)	x 28.17399	= m^3 (@ 101.325 kPaa, 15°C)
Mcf (@ 14.65 psia, 60°F)	x 0.02817399	= 1,000 cubic metres (10^3m^3) (@ 101.325 kPaa, 15°C)
acres	x 0.4046856	= hectares (ha)
acres	x 4.046856	= 1,000 square metres (10^3m^2)
acre feet (ac-ft)	x 0.123348	= 10,000 cubic metres (10^4m^3) (ha·m)
Mcf/ac-ft (@ 14.65 psia, 60°F)	x 22.841028	= $10^3m^3/m^3$ (@ 101.325 kPaa, 15°C)
Btu	x 1054.615	= joules (J)
British thermal units per standard cubic foot (Btu/Scf) (@ 14.65 psia, 60°F)	x 0.03743222	= megajoules per cubic metre (MJ/m^3) (@ 101.325 kPaa, 15°C)
$/Mcf (1,000 Btu gas)	x 0.9482133	= dollars per gigajoule ($/GJ)
$/Mcf (@ 14.65 psia, 60°F) Alta.	x 35.49373	= $\$/10^3m^3$ (@ 101.325 kPaa, 15°C)
$/Mcf (@ 15.025 psia, 60°F), B.C.	x 34.607860	= $\$/10^3m^3$ (@ 101.325 kPaa, 15°C)
feet (ft)	x 0.3048	= metres (m)
miles (mi)	x 1.609344	= kilometres (km)
$/bbl	x 6.29287	= $\$/m^3$ (average for 30°-50° API)
GOR (scf/bbl)	x 0.177295	= gas/oil ratio (GOR) (m^3/m^3)
horsepower	x 0.7456999	= kilowatts (kW)
psi	x 6.894757	= kilopascals (kPa)
long tons (LT)	x 1.016047	= tonnes (t)
pounds (lb)	x 0.453592	= kilograms (kg)
gallons (Imperial)	x 4.54609	= litres (L) (.001 m^3)
gallons (U.S.)	x 3.785412	= litres (L) (.001 m^3)
barrels per million cubic feet (bbl/MMcf) (@ 14.65 psia) (C_3)	x 5.6339198	= cubic metres per million cubic metres ($m^3/10^6m^3$)
bbl/MMcf (C_4)	x 5.6367593	= ($m^3/10^6m^3$)
bbl/MMcf (C_{5+})	x 5.6403087	= ($m^3/10^6m^3$)
LT/MMcf (sulphur)	x 36.063298	= tonnes per million cubic metres ($t/10^6m^3$)
gallons (Imperial) per thousand cubic feet (gal (Imp)/Mcf) (C_{5+})	x 161.3577	= millilitres per cubic meter (mL/m^3)
gallons (U.S.) per thousand cubic feet (gal (U.S.)/Mcf) (C_{5+})	x 134.3584	= (mL/m^3)
degrees Rankine (°R)	x 0.555556	= Kelvin (K)
centipoises	x 1.0	= millipascal seconds (mPa·s)

Appendix D — General Evaluation Parameters

Reserves and Production

The oil reserves were estimated by decline analysis, performance prediction or volumetric methods. Decline analysis was prepared using the plot of historical production presented in the Figures section.

The solution gas reserves were estimated based on current producing gas-oil ratios (GORs) and estimates of future oil production.

The non-associated gas reserves were estimated by decline curve analysis, performance prediction methods, or volumetrically.

The oil reserves are presented in thousands of barrels, at stock tank conditions. The natural gas reserves are presented in millions of cubic feet at standard conditions of 14.65 psia and 60 degrees Fahrenheit. The natural gas liquids reserves are presented in thousands of barrels, at base conditions of 60 degrees Fahrenheit and equilibrium pressure.

Forecasts of net revenue were prepared by predicting annual production from the reserves, and product prices. Annual production was forecast taking into account historical production trends, applicable regulatory conditions, and existing or anticipated contract rates.

Royalties and Mineral Taxes

The lessor and overriding royalties were based on existing agreements and government regulations. The Crown royalty rates were based upon existing provincial regulations.

Alberta Royalty Tax Credit

Under the Alberta Petroleum Exploration Plan, an Alberta Royalty Tax Credit (ARTC) is available to Alberta oil and gas producers. The annual projections of cash flow include the Alberta Royalty Tax Credit (ARTC). The current program provides a credit that varies between 75 percent and 25 percent of royalties, depending on a blended gas and oil price. The maximum credit is equal to $2.0 million times the ARTC rate. The ARTC was not included in this evaluation, since the credit cannot be transferred with the sale of the property.


Sproule

Operating and Capital Costs

Operating and capital costs were based on current costs and were escalated at the rate of 1.5 percent per annum to the dates when these costs would be incurred.

Gas Cost Allowance

Gas cost allowances included in this report in the province of Alberta are those presented by the Alberta Government for the operating cost portion of the GCA, using the new 'postage stamp' rates from the government. The portion of the GCA representing return on rate base and depreciation (capital cost allowance) has not been included in this evaluation, but any remaining capital pools for facilities are assumed to be sold with the property.

The operating portion of the GCA was included in each individual forecast. For the operating portion, the GCA associated with Crown royalties is shown in the GCA column of the cash flow as a credit back to the company. However, for freehold royalties, overriding royalties and receivable royalties, the royalty shown in the cash flow tables are net of operating GCA, and the GCA column will show zeros.

Probable Reserves and Application of Risk

The probable reserves presented in this report include reserves related to improved production performance. These reserves were evaluated in the same manner as the proven reserves, incorporating adjustments for timing of production and capital expenditures. At the request of the Company, the reserves and values have not been reduced to account for the risks associated with proving up these probable reserves.

Well Abandonment

The capital required for well abandonment and lease reclamation was not included in this report. No attempt was made to estimate the values realized from salvage of equipment and facilities in which the Company has an interest.


Sproule

Net Present Values

Detailed forecasts of production and net revenue for the total proven plus probable, total proven, total proven developed producing, total proven undeveloped and total probable oil and gas reserves for the Company are presented in Table 3. The ARTC has not been included in this property.

04 APR -7 AM 7:21

ACCLAIM ENERGY TRUST

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the "**Statement**") is dated March 15, 2004. The effective date of the Statement is December 31, 2003 and the preparation date of the Statement is February 15, 2004.

Disclosure of Reserves Data

The reserves data of Acclaim Energy Inc. ("**Acclaim Energy**") set forth below (the "**Reserves Data**") is based upon an evaluation by Gilbert Laustsen Jung Associates Ltd. ("**GLJ**") with an effective date of January 1, 2004 contained in a report of GLJ dated March 18, 2004 (the "**GLJ Report**"). The Reserves Data summarizes the crude oil, liquids and natural gas reserves of Acclaim Energy and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Reserves Data conforms with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("**NI 51-101**"). Additional information not required by NI 51-101 has been presented to provide continuity and additional information which Acclaim Energy believes is important to the readers of this information. Acclaim Energy engaged GLJ to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

All of Acclaim Energy's reserves are located in Canada and, specifically, in the provinces of Alberta, British Columbia and Saskatchewan.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant or forecast prices and costs or other assumptions will be attained and variances could be material.

Reserves Data (Forecast Prices and Costs)

The following tables provide reserves data and future net revenues of Acclaim Energy using forecast prices and costs.

Summary of Oil and Gas Reserves
and Net Present Values of Future Net Revenue
as of December 31, 2003

Forecast Prices and Costs

	Reserves									
	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquid		Boe	
Reserves Category	Gross (mbbl)	Net (mbbl)	Gross (mbbl)	Net (mbbl)	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)	Gross (mboe)	Net (mboe)
Proved										
Developed Producing	20,975	19,049	5,772	5,195	152,289	118,267	4,462	3,106	56,591	47,061
Developed Non-Producing	1,244	1,077	633	552	12,072	9,233	181	130	4,070	3,297
Undeveloped	4,272	3,914	1,153	1,097	10,916	8,054	501	360	7,745	6,713
Total Proved	26,491	24,039	7,558	6,844	175,277	135,555	5,144	3,596	68,406	57,072
Probable	5,834	5,249	1,998	1,845	45,961	36,306	1,393	1,035	16,885	14,181
Total Proved Plus Probable	32,325	29,288	9,556	8,690	221,238	171,861	6,537	4,631	85,291	71,252

	Net Present Values of Future Net Revenue									
	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)				
Reserves Category	0 (m$)	5 (m$)	10 (m$)	15 (m$)	20 (m$)	0 (m$)	5 (m$)	10 (m$)	15 (m$)	20 (m$)
Proved										
Developed Producing	889,158	709,851	602,752	530,340	477,437	889,158	709,851	602,752	530,340	477,437
Developed Non-Producing	66,161	43,041	32,263	25,951	21,762	66,161	43,041	32,263	25,951	21,762
Undeveloped	93,826	59,499	39,916	27,583	19,288	93,826	59,499	39,916	27,583	19,288
Total Proved	1,049,145	812,392	674,930	583,874	518,487	1,049,145	812,392	674,930	583,874	518,487
Probable	258,698	155,165	107,490	80,398	63,038	258,698	155,165	107,490	80,398	63,038
Total Proved Plus Probable	1,307,843	967,557	782,420	664,272	581,525	1,307,843	967,557	782,420	664,272	581,525

Total Future Net Revenue
(Undiscounted)
as of December 31, 2003

Forecast Prices and Costs

Reserves Category	Revenue (m$)	Royalties (m$)	Operating Costs (m$)	Development Costs (m$)	Well Abandonment Costs (m$)	Future Net Revenue Before Income Taxes (m$)	Income Taxes (m$)	Future Net Revenue After Income Taxes (m$)

Proved Reserves	2,207,862	344,435	718,047	62,589	33,645	1,049,145	0	1,049,145
Proved Plus Probable Reserves	2,752,927	427,799	888,355	90,920	38,012	1,307,843	0	1,307,843

Future Net Revenue
by Production Group
as of December 31, 2003

Forecast Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (m$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	301,256
	Heavy Oil (including solution gas and other by-products)	72,418
	Natural Gas (including by-products but excluding solution gas from oil wells)	301,255
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	346,853
	Heavy Oil (including solution gas and other by-products)	86,396
	Natural Gas (including by-products but excluding solution gas from oil wells)	349,172

Reserves Data (Constant Prices and Costs)

The following tables provide reserves data and future net revenue of Acclaim Energy using constant prices and costs.

Summary of Oil and Gas Reserves
and Net Present Values of Future Net Revenue
as of December 31, 2003

Constant Prices and Costs

	Reserves									
	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquid		Boe	
Reserves Category	Gross (mbbl)	Net (mbbl)	Gross (mbbl)	Net (mbbl)	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)	Gross (mboe)	Net (mboe)
Proved										
Developed Producing	21,890	19,835	5,941	5,370	154,163	119,752	4,512	3,136	58,037	48,299
Developed Non-Producing	1,226	1,050	644	562	12,008	9,191	183	131	4,054	3,274
Undeveloped	4,207	3,835	1,159	1,102	10,847	7,998	499	357	7,673	6,628
Total Proved	27,322	24,720	7,744	7,034	177,018	136,942	5,195	3,625	69,764	58,202
Probable	6,024	5,387	2,020	1,865	46,052	36,375	1,393	1,031	17,112	14,346
Total Proved Plus Probable	33,346	30,107	9,764	8,898	223,070	173,316	6,588	4,656	86,876	72,547

Net Present Values of Future Net Revenue

Reserves Category	Before Income Taxes Discounted at (%/year) 0 (m$)	5 (m$)	10 (m$)	15 (m$)	20 (m$)	After Income Taxes Discounted at (%/year) 0 (m$)	5 (m$)	10 (m$)	15 (m$)	20 (m$)
Proved										
Developed Producing	1,086,952	838,659	693,015	596,160	526,533	1,086,952	838,659	693,015	596,160	526,533
Developed Non-Producing	78,528	52,151	39,217	31,400	26,130	78,528	52,151	39,217	31,400	26,130
Undeveloped	130,384	84,649	58,404	41,790	30,556	130,384	84,649	58,404	41,790	30,556
Total Proved	1,295,864	975,459	790,636	669,349	583,219	1,295,864	975,459	790,636	669,349	583,219
Probable	322,443	197,193	137,289	102,682	80,360	322,443	197,193	137,289	102,682	80,360
Total Proved Plus Probable	1,618,307	1,172,652	927,926	772,031	663,580	1,618,307	1,172,652	927,926	772,031	663,580

Total Future Net Revenue
(Undiscounted)
as of December 31, 2003

Constant Prices and Costs

Reserves Category	Revenue (m$)	Royalties (m$)	Operating Costs (m$)	Development Costs (m$)	Well Abandonment Costs (m$)	Future Net Revenue Before Income Taxes (m$)	Income Taxes (m$)	Future Net Revenue After Income Taxes (m$)
Proved Reserves	2,432,424	384,420	662,154	61,279	28,706	1,295,864	0	1,295,864
Proved Plus Probable Reserves	3,022,499	479,474	804,967	88,874	30,878	1,618,307	0	1,618,307

Future Net Revenue
by Production Group
as of December 31, 2003

Constant Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (m$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	361,144
	Heavy Oil (including solution gas and other by-products)	76,567
	Natural Gas (including by-products but excluding solution gas from oil wells)	352,926
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	417,597
	Heavy Oil (including solution gas and other by-products)	92,472
	Natural Gas (including by-products but excluding solution gas from oil wells)	417,857

Pricing Assumptions

The following tables set forth the benchmark reference prices and pricing assumptions used in preparing the reserves data and, in the case of forecast prices and costs, the inflation rate assumptions.

Summary of Pricing Assumptions
as of December 31, 2003

Constant Prices and Costs

	Oil								
	WTI Cushing Oklahoma	**Edmonton Par Price 40° API**	**Hardisty Heavy 12° API**	**Cromer Medium 29.3° API**	**Natural Gas AECO Gas Price**	**Edmonton Propane**	**Edmonton Butane**	**Edmonton Pentanes**	**Exchange Rate**
	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/mmbtu)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($US/$Cdn)
2003 (Year End)	32.52	40.81	23.31	34.81	6.09	29.81	31.81	41.31	0.7738

Summary of Pricing and Inflation Rate Assumptions
as of December 31, 2003

Forecast Prices and Costs

	Oil									
Year	**WTI Cushing Oklahoma**	**Edmonton Par Price 40° API**	**Hardisty Heavy 12° API**	**Cromer Medium 29.3° API**	**Natural Gas AECO Gas Price**	**Edmonton Propane**	**Edmonton Butane**	**Edmonton Pentanes**	**Inflation Rates**	**Exchange Rate**
	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/mmbtu)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	%/Year	($US/$Cdn)
Forecast										
2004	34.25	44.75	29.00	41.00	6.65	33.75	36.75	45.25	1.5	0.750
2005	29.00	37.75	25.00	33.75	5.55	25.75	28.75	38.25	1.5	0.750
2006	27.00	35.25	23.75	31.25	5.20	23.25	25.25	35.75	1.5	0.750
2007	25.00	32.50	21.00	28.50	5.00	20.50	22.50	33.00	1.5	0.750
2008	25.00	32.50	21.00	28.50	5.00	20.50	22.50	33.00	1.5	0.750
2009	25.00	32.50	21.00	28.50	5.00	20.50	22.50	33.00	1.5	0.750
2010	25.50	33.00	21.50	29.00	5.10	21.00	23.00	33.50	1.5	0.750
2011	25.75	33.50	22.00	29.50	5.20	21.50	23.50	34.00	1.5	0.750
2012	26.25	34.00	22.50	30.00	5.25	21.75	24.00	34.50	1.5	0.750
2013	26.50	34.50	23.00	30.50	5.35	22.00	24.50	35.00	1.5	0.750
2014	27.00	35.00	23.50	31.00	5.45	22.50	24.75	35.50	1.5	0.750
2015+	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	1.5	0.750

Weighted average historical prices realized by Acclaim Energy for the year ended December 31, 2003, were $5.88/mcf for natural gas, $35.03/bbl for crude oil, $29.40/bbl for natural gas liquids and $30.99/bbl for heavy oil.

Reconciliations of Changes in Reserves and Future Net Revenue

The following table sets forth the reconciliation in Acclaim Energy's net reserves for the year ended December 31, 2003 using forecast price and cost estimates derived from the GLJ Report, reconciled to Acclaim Energy's net reserves at December 31, 2002. See the note following the table for a discussion of the basis upon which net reserves were calculated at December 31, 2002.

Reconciliation of Company Net Reserves
by Principal product Type
Forecast Prices and Costs (1)

	Light and Medium Oil			Heavy Oil		
Factors	**Net Proved (mbbl)**	**Net Probable (mbbl)**	**Net Proved Plus Probable (mbbl)**	**Net Proved (mbbl)**	**Net Probable (mbbl)**	**Net Proved Plus Probable (mbbl)**
December 31 2002(1)	13,507	2,272	15,779	3,688	629	4,317
Acquisitions	14,000	2,240	16,240	3,539	44	3,584
Dispositions	(346)	(141)	(487)	-	-	-
Discoveries	23	17	39	-	-	-
Extensions	329	56	386	116	9	125
Improved Recovery	-	-	-	-	-	-
Economic Factors	(24)	(15)	(39)	(41)	(3)	(44)
Technical Revisions	(1,259)	819	(439)	127	1,166	1,293
Production	(2,190)	-	(2,190)	(585)	-	(585)
December 31,2003	24,039	5,249	29,288	6,844	1,845	8,690

	Gas			NGL's			Total		
Factors	**Net Proved (mmcf)**	**Net Probable (mmcf)**	**Net Proved Plus Probable (mmcf)**	**Net Proved (mbbl)**	**Net Probable (mbbl)**	**Net Proved Plus Probable (mbbl)**	**Net Proved (mboe)**	**Net Probable (mboe)**	**Net Proved Plus Probable (mboe)**
December 31 2002(1)	86,545	14,583	101,128	3,076	416	3,491	34,695	5,748	40,442
Acquisitions	84,916	14,996	99,913	1,648	256	1,904	33,341	5,039	38,380
Dispositions	(478)	(76)	(554)	-	-	-	(426)	(154)	(579)
Discoveries	4,583	573	5,156	259	18	277	1,045	130	1,175
Extensions	3,774	399	4,174	137	5	142	1,212	137	1,348
Improved Recovery	-	-	-	-	-	-	-	-	-
Economic Factors	2,202	346	2,548	(8)	(1)	(9)	294	39	333
Technical Revisions	(26,980)	5,486	(21,495)	(1,010)	341	(669)	(6,639)	3,241	(3,398)
Production	(19,008)	-	(19,008)	(506)	-	(506)	(6,450)	-	(6,450)
December 31, 2003	135,555	36,306	171,861	3,596	1,035	4,631	57,072	14,181	71,252

Note:

(1) The evaluation as at December 31, 2002 was prepared using National Policy 2-B reserves definitions. Under those definitions, probable reserves were adjusted by a factor to account for the risk associated with their recovery. Acclaim Energy previously applied a risk factor of 50% in reporting probable reserves. Under current NI 51-101 reserves definitions, estimates are prepared such that the full proved plus probable reserves are estimated to be recoverable (proved plus probable reserves are effectively a "best estimate"). The above reconciliation reflects current probable reserves versus previous risk adjusted (50%) probable reserves reported by Acclaim Energy.

The following table sets forth the reconciliation of Acclaim Energy's net present value of future net revenue for the year ended December 31, 2003 using constant price and cost estimates derived from the GLJ Report.

Reconciliation of Changes in
Net Present Values of Future Net Revenue
Discounted at 10% Per Year
Proved Reserves
Constant Prices and Costs

Period and Factor	2003 (m$)
Estimated Future Net Revenue at Beginning of Year	600,152
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(167,979)
Net Change in Prices, Production Costs and Royalties Related to Future Production	(52,040)
Changes in Previously Estimated Development Costs Incurred During the Period	-
Changes in Estimated Future Development Costs	(5,900)
Extensions and Improved Recovery	14,118
Discoveries	12,174
Acquisitions of Reserves	462,501
Dispositions of Reserves	(6,264)
Net Change Resulting from Revisions in Quantity Estimates	(126,141)
Accretion of Discount	60,015
Net Change in Income Taxes	-
Estimated Future Net Revenue at End of Year	790,636

Oil and Gas Properties

The following is a description of Acclaim Energy's principal oil and natural gas properties as at December 31, 2003. Unless otherwise specified, production estimates, gross and net acres and well count information are as at December 31, 2003. Reserve amounts are stated, after deduction of royalties as at December 31, 2003, based on escalating cost and price assumptions as evaluated in the GLJ Report. The estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties due to the effects of aggregation.

Acclaim Energy's operations are entirely land-based and are exclusively focused in western Canada, concentrated in five geographic operating districts. Acclaim Energy operates 80% of its production and has accumulated a large opportunity profile for continued growth through its detailed technical analysis and operational expertise.

Central District

Morinville and Golden Spike

The Morinville and Golden Spike properties, located near Edmonton, are Acclaim Energy's key properties in the Central District and were acquired pursuant to the Ketch Energy Arrangement. The region is rich in exploitation and development prospects for both oil and natural gas. The area produces from numerous formations, including natural gas and liquids from the Lower Mannville Ellerslie sandstone reservoirs and oil from Devonian aged Wabamun and Leduc formations. Acclaim Energy owns and operates gathering and processing facilities in Morinville, thereby limiting third party costs and generating custom processing revenues. Acclaim Energy's average working interest in the area is approximately 85% and Acclaim Energy operates 100% of its production. Acclaim Energy operates two gas facilities and one sour oil battery in Morinville and additional gas is processed through the ATCO Midstream-operated Carbondale and Golden Spike gas processing facilities. At year-end, net production from this area was 1,575 bbls/d of crude oil and liquids and 15,800 mcf/d of natural gas for total production of 4,200 boe/d. Acclaim Energy's total proved plus probable reserves in this property as of December 31, 2003, amounted to 8,852 mboe, consisting of 1,450 mbbl of crude oil, 2,201 mbbl of NGL's and 31,204 mmcf of natural gas.

Judy Creek, Alberta

The Judy Creek area of central Alberta is approximately 100 miles northwest of Edmonton. The primary source of gas production at Judy Creek is the Pekisko formation at an average depth of 6,000 feet with the Belly River, Viking, Notikewin and Gething formations also productive in certain parts of the area. Acclaim Energy has an interest in three (1.3 net) oil wells, 11 (7.6 net) gas wells and two (1.2 net) shut in wells. The majority of Acclaim Energy's natural gas production is processed at a third party gas plant. At year end, net production from this area was 2,500 mcf/d of natural gas and 11 bbls/d of crude oil and liquids for total production of 425 boe/d. Acclaim Energy's total proved plus probable reserves in this property as of December 31, 2003, amounted to 740 mboe, consisting of 20 mbbl of oil, 52 mbbl of NGL's and 4,008 mmcf of natural gas.

Yekau Lake

The Yekau Lake field of Central Alberta is located on the western boundary of the city of Edmonton. The lands primarily reside within the Enoch Cree Nation Stoney Plain Reservation. Current production is approximately 180 bbl/day of crude oil from primarily the Detrital and 600 mcfd solution and non associated natural gas currently out of the Ellerslie, with some potential being investigated from the Belly River. Production is primarily from thirteen (13) pumping oil wells and one (1) gas well. All gas is processed through third party processing facilities. Oil is treated on site at the Acclaim 4-12 Battery and is trucked to a shipping terminal in the Edmonton Area. Acclaim Energy's total proved plus probable reserves in this property as of December 31, 2003, amounted to 918 mboe, consisting of 761 mbbl of crude oil, 55 mbbl of NGL's and 612 mmcf of natural gas.

Northern District

Tangent

The Tangent property in the Peace River Arch area of Alberta, acquired pursuant to the Ketch Energy Arrangement, is one of Acclaim Energy's core properties for natural gas production. Natural Gas is produced in over 18 zones – from the Cretaceous Dunvegan to the Wabamun of the Devonian age. Drill depths are shallow to intermediate yet provide Acclaim Energy with exposure to medium to high-deliverability natural gas production. Acclaim Energy's working interests in Tangent range from 50% to 100%. Acclaim Energy operates two gas facilities and one oil battery in the area. At year end, net production from this area was 120 bbls/d of oil and liquids and 3,700 mcf/d of natural gas for total production of 740 boe/d. Acclaim Energy's total proved plus probable reserves in this property as of December 31, 2003, amounted to 1,722 mboe, consisting of 156 mbbl of oil, 63 mbbl of NGL's and 9,019 mmcf of natural gas.

Valhalla

The Valhalla property, acquired pursuant to the Elk Point Arrangement, is located approximately 35 miles northwest of Grand Prairie, Alberta, and is a high netback, non-operated, light oil property with both associated and non-associated gas production. A recent waterflood pilot project in the Montney "C" pool has shown positive production response and there is an opportunity to expand the waterflood over the entire pool which management believes has the potential to significantly increase production. The property includes a 16.33% working interest in an oil battery and gathering system and a solution gas compressor, as well as a 25% working interest in a water injection plant. Acclaim Energy has a 25% working interest in a recent gas discovery in nearby Spirit River. At year end, net production from this area is 370 bbls/d of oil and liquids and 2,000 mcf/d of natural gas for total production of 700 boe/d. Acclaim Energy's total proved plus probable reserves in this property as of December 31, 2003, amounted to 1,919 mboe, consisting of 979 mbbl of oil, 122 mbbl of NGL's and 4,905 mmcf of natural gas.

Pouce Coupe

The Pouce Coupe properties, acquired pursuant to the Elk Point Arrangement, are located approximately 50 miles northwest of Grand Prairie, Alberta. This high netback, light oil unit includes a 62.8% working interest in an oil battery and water injection facility, as well as amine, refrigeration and gas compression facilities. Acclaim Energy operates the Pouce Coupe South Boundary 'B' Unit No. 2. Production within the unit is obtained from the Boundary Lake member of the Charlie Lake formation. The Pouce Coupe South Boundary B Unit No. 1 was formed in May 1984, is currently producing from 28 oil wells and is operated by Enerplus Resources Corporation. Acclaim Energy also has a 20.793% interest in the Pouce Coupe South Boundary B Pool Unit. Oil reserves are assigned to the Boundary Lake Member of the Charlie Lake Formation. Non-unit production consists of 18 producing wells with interests ranging from a gross overriding royalty to 78.75%. Producing formations primarily include

the Bluesky, Gething, Baldonnel, and Boundary Lake. Current production in this area at year-end was 2,000 mcf/d of natural gas and 375 bbls/d of crude oil and NGL's for total production of 700 boe/d. Acclaim Energy's total proved plus probable reserves in this property as of December 31, 2003, amounted to 2,679 mboe, consisting of 1,947 mbbl of oil, 112 mbbl of NGL's and 3,718 mmcf of natural gas.

Buick Creek

The Buick Creek area is approximately 35 miles north of Fort. St. John, British Columbia. Working interests in the lands range from 4.167% to 50%. Acclaim Energy has various interests in four compression and gathering facilities in the Buick Creek area, all of which are operated by industry partners. Oil reserves are contained in the Lower Halfway formation with natural gas reserves in the Dunlevy and Bluesky formations. There are currently two producing oil wells and 27 producing gas wells. Production at year-end associated with these properties is approximately 2,800 mcf/d of natural gas and 25 bbls/d of crude oil and NGLs for total production of 490 boe/d. Acclaim Energy's total proved plus probable reserves in this property as of December 31, 2003, amounted to 1,159 mboe, consisting of 51 mbbl of oil, 138 mbbl of NGL's and 5,819 mmcf of natural gas.

Western Region

Willesden Green

The Willesden Green area is located approximately 80 miles southwest of Edmonton, in the second largest Cardium oil-producing trend in Alberta. The properties include unit and non-unit interests, with the majority of the production operated and with high working interests. The unit interests consist of four producing oil units, with two large operated units and one wholly owned project area producing light oil (41° API) from the Cardium formation. Two other units (one operated) produce long life light crude oil and natural gas from the Viking formation. The properties have opportunities for infill drilling on 160 acres, opportunities to enhance water flood performance, and several stimulation candidates. The non-unit interests produce light gravity crude oil from the Cardium formation and Mannville groups, and natural gas from the Belly River, Cardium, Ellerslie, Ostracod and Nordegg formations. This is a multi-target area with shallow to moderate drill depths, a large concentrated land position and with the majority of the lands operated. There are also deeper Mannville drilling targets defined by seismic data, as well as many prospects in the shallower Belly River, Edmonton, Paskapoo and Scollard formations. Ownership of the facilities associated with the production is included, as well as a 21.7% interest in the Imperial Oil Ltd. Willesden Green natural gas plant. At year end, production from the Willesden Green properties was approximately 5,600 mmcf/d of natural gas and 1,390 bbls/d of crude oil and NGLs for total production of 2,320 boe/d. Acclaim Energy's total proved plus probable reserves in this property as of December 31, 2003, amounted to 8,750 mboe, consisting of 6,365 mbbl of oil, 407 mbbl of NGL's and 11,857 mmcf of natural gas.

Gilby

The Gilby area is situated approximately 20 miles south east of the Willesden Green properties, and produces light crude oil and sweet natural gas from a number of zones in this multi-target area. The property consists of six units (three operated) and non-unit holdings producing from the early Cretaceaous and Jurassic periods. Opportunities exist in the Jurassic and Cretaceous for infill drilling and production optimization. The property includes a 24.8% working interest in the Gilby West natural gas plant, of which Acclaim was elected operator, in July 2003, and working interests in a number of operated facilities. At year end, production from the area is approximately 8,200 mmcf/d of natural gas and 540 bbls/d of crude oil and NGLs for total production of approximately 1,710 boe/d. Acclaim Energy's total proved plus probable reserves in this property as of December 31, 2003, amounted to 3,270 mboe, consisting of 1,248 mbbl of oil, 236 mbbl of NGL's and 10,710 mmcf of natural gas.

Pembina/Bigoray/Lobstick

The Bigoray/Lobstick area was acquired pursuant to the Elk Point Arrangement and is located 65 miles west of Edmonton, Alberta. Acclaim Energy has working interests ranging from 23.2% in the Bigoray Unit No. 1 to 100 % in non-unit lands. Acclaim Energy also has 30.3 % working interest in the Lobstick Glauconite Gas Unit No. 1 and the Lobstick gas processing facility. As at year-end, net production from this area was 580 bbls/d of oil and 4,700 mcf/d of gas for total production of 1,250 boe/d. Acclaim Energy holds a 100% working interest in the Pembina Cardium Unit No. 15, which was acquired pursuant to the Elk Point Arrangement. This property includes a central oil battery, water injection facilities and solution gas compression facilities as well as a gas pipeline facility to a third party gas plant. Future development plans include Cardium oil infill potential

and waterflood optimization. Pursuant to the Natural Gas Properties acquisition, Acclaim acquired further interests in the Pembina area. The Pembina F property is in the western portion of the Pembina Cardium oil field approximately 75 miles west of Edmonton, and is comprised of three area groups including the Pembina F Lease, Pembina P Lease and the Pembina Cardium Project No. 6. At year end, associated with the interests in this area is 900 mcf/d of natural gas and 440 bbls/d of crude oil and NGL's for total production of 590 boe/d. Acclaim Energy's total proved plus probable reserves in these properties as of December 31, 2003, amounted to 7,257 mboe, consisting of 3,982 mbbl of oil, 451 mbbl of NGL's and 16,947 mmcf of natural gas.

Minnehik/Buck Lake

The Minnehik/Buck Lake area is characterized by multi-zone production into an Acclaim operated gas gathering and compression system that delivers gas to one of two area processing facilities. Acclaim has a large land base in the area and a high working interest (ranging from 75% to 100%) position throughout. Industry activity in the area is high, primarily focused on gas targets. At year-end, net production was 3,200 mcf/d, or 533 boe/d and is supplemented by processing fee revenue from area producers. Throughout 2003 and into 2004, Acclaim has been actively installing booster compression to draw down field pressures and increase revenues. Acclaim Energy's total proved plus probable reserves in this property as of December 31, 2003, amounted to 663 mboe, consisting of 13 mbbl of oil, 112 mbbl of NGL's and 3,226 mmcf of natural gas.

East Central District

East Central's portfolio of assets within the district is broken up into two main sub-districts, Big Valley and Eastern. This area was also the previous core area for the formation of the original Acclaim in 2001.

Big Valley

The major producing assets within the Big Valley subdistrict cover from as far north as the Lac La Biche area to as far south as Drumheller. Working interests range from 100% to 50%. Major producing gas properties are the Craigend, Pinehurst, Castor and Lanes Lake areas. Total gas production was approximately 7 mmcf/d. Major producing oil properties are the Bashaw, Chigwell, Sedgwick and West Drumheller properties at and year end produced approximately 300 bbl/d. Acclaim Energy's total proved plus probable reserves in these properties as of December 31, 2003, amounted to 5,652 mboe, consisting of 1,681 mbbl of oil, 139 mbbl of NGL's and 22,992 mmcf of natural gas.

Eastern Subdistrict

Lloydminster Corridor, Alberta and Saskatchewan

Acclaim Energy has an interest in a number of producing properties in the Lloydminster area of Alberta and Saskatchewan, as well as undeveloped lands prospective for natural gas and/or heavy oil at depths of less than 2,200 feet. Acclaim Energy has a 100% working interest in two sections of land located approximately 15 miles northeast of Lloydminster at Tangleflags. Acclaim Energy holds a 100% working interest in the Baldwinton area, 45 miles southeast of Lloydminster. Pursuant to the Exodus Energy Ltd. acquisition, Acclaim acquired the Greater Furness properties. The Greater Furness area is an Acclaim owned and operated heavy oil property that was discovered in the late 1940's. Production is concentrated in two pools producing from the Sparky formation. Significant original oil in place in the Sparky combined with relatively low recovery factors allow for further development and optimization of these pools. Other potential horizons include the Colony, Upper McLaren, General Petroleum and Cummings formations. Acclaim also acquired a shipping terminal to process and handle crude oil with the acquisition of Exodus Energy. Acclaim Energy operates all of these properties and these assets represent a core area for Acclaim Energy with net production as at the date hereof of 2,730 bbls/d of crude oil and 7,300 mcf/d of natural gas for total production of 3,950 boe/d. Acclaim Energy's total proved plus probable reserves in these properties as of December 31, 2003, amounted to 8,954 mboe, consisting of 8,652 mbbl of oil and 1,807 mmcf of natural gas.

Dodsland

The Dodsland property, which is located close to Kindersley, Saskatchewan, is comprised primarily of Viking oil production. Acclaim Energy, in combination with a major partner, operates approximately 600 wells with a year-end production rate of

approximately 580 bbl/d of crude oil. Acclaim Energy's total proved plus probable reserves in this property as of December 31, 2003, amounted to 1,854 mboe, consisting of 1,820 mbbl of oil, 6 mbbl of NGL's and 171 mmcf of natural gas.

Southern District, Alberta

Bantry

The Bantry medium gravity oil property is located 110 miles east of Calgary. The property was acquired pursuant to the Elk Point Arrangement and currently production is primarily from the Mannville group at an average depth of 3,200 feet with the Nisku formation also being oil productive in two wells. Acclaim Energy (as a 60% owner) operates 16 (9.2 net) oil wells, 11 (6.6 net) shut in or suspended wells and a central Battery and water disposal system. At year end, net production from this property is 250 bbls/d of crude oil and 500 mcf/d of natural gas for total production of 330 boe/d. Acclaim Energy's total proved plus probable reserves in this property as of December 31, 2003, amounted to 969 mboe, consisting of 840 mbbl of oil and 774 mmcf of natural gas.

Manyberries

The Manyberries property, acquired pursuant to the Ketch Energy Arrangement, is characterized by high quality, high working interest crude oil production. Acclaim Energy's operating strategy in this area is to control large original oil in place and to implement effective reservoir depletion strategies including water flooding, development drilling and exploitation drilling. The main productive horizon, the Lower Mannville Sunburst sandstone, has proven to be an excellent target for increased oil recovery through pressure maintenance and water flooding. Acclaim Energy operates 90% of its production and controls two central oil batteries and numerous single well batteries in this area. As at year end, net production from this property is 600 bbls/d of oil and liquids and 300 mcf/d of gas for total production of 650 boe/d. Acclaim Energy's total proved plus probable reserves in this property as of December 31, 2003, amounted to 2,320 mboe, consisting of 2,134 mbbl of oil and 115 mmcf of natural gas.

Southwest Saskatchewan

These medium gravity oil properties are located approximately 50 miles southwest of Swift Current. Production is from the Upper and Lower Shaunavon formations at an average depth of 4,600 feet. Acclaim Energy operates the majority of the wells in the area, having interests in 52 gross (49.1 net) producing oil wells and seven (7.0 net) shut in or suspended wells. At Leitchville, Acclaim Energy operates the Leitchville Shaunavon Voluntary Unit (100% owned) that is comprised of 17 oil wells, two suspended oil wells, eight water injection wells and a water source well. The wells are all connected to the 100% owned central facility, which handles the production and also includes a water injection plant. The production facility is pipeline connected. Acclaim Energy also has a 100% working interest in non Unit lands adjoining the Unit, with nine oil wells and three shut in or suspended wells on the lands. At Leon Lake, Acclaim Energy owns an interest in 19 (16.5 net) producing oil wells, one net shut in well and a 100% owned battery. A portion of the reservoir is under a pilot waterflood. At Clintonville, Acclaim Energy has an interest in five (4.6 net) producing oil wells and one net shut in well. At year-end, net oil production from the southwest Saskatchewan area is 550 bbls/d of oil. Acclaim Energy's total proved plus probable reserves in this property as of December 31, 2003, amounted to 2,552 mboe, consisting of 2,547 mbbl of oil and 32 mmcf of natural gas.

Southeast Saskatchewan

The southeast Saskatchewan area, acquired pursuant to the Ketch Energy Arrangement, produces light to medium gravity oil. The major producing properties are Viewfield, Elcott, Workman South and Wapella. In the Viewfield area, Acclaim Energy is producing medium gravity oil from the Midale formation and light gravity oil from the Frobisher formations. At Elcott Acclaim Energy is producing medium gravity oil from the Midale formation. The pool is on a pilot waterflood, with good potential to expand the flood, and increase the production and reserves. At Wapella, Acclaim Energy is producing medium gravity oil from the Lower Cretaceous and Jurassic sands. Acclaim believes that there is an excellent opportunity to infill the pool, and recomplete wells into additional pay zones. The average working interest is approximately 43%. As at year end, net oil production from the southeast Saskatchewan area totals approximately 785 bbls/d of oil and 300 mcf/d of solution gas or 835 boe/d. Acclaim Energy's total proved plus probable reserves in this property as of December 31, 2003, amounted to 1,563 mboe, consisting of 1,534 mbbl of oil and 162 mmcf of natural gas.

Additional Information Relating to Reserves Data

Undeveloped Reserves

The following tables set forth the proved undeveloped reserves and the probable undeveloped reserves, each by product type, attributed to Acclaim Energy for the periods indicated, based on company interest reserves.

	Proved Undeveloped [1]				Probable Undeveloped [1]			
Year	Light / Medium Crude Oil (mbbl)	Heavy Oil (mbbl)	Natural Gas (mmcf)	NGL's (mbbl)	Light / Medium Crude Oil (mbbl)	Heavy Oil (mbbl)	Natural Gas (mmcf)	NGL's (mbbl)
2003	4,272	1,153	10,976	507	2,836	825	13,530	688
2002	4,719	761	16,090	720	1,983	549	14,690	442
2001[2]	3,795	-	34,215	1,216	3,067	-	31,885	984

Notes:

(1) Based on company interest reserves.

(2) Ketch Energy did not have a breakdown on proved non-producing and proved undeveloped; therefore proved undeveloped equals total proved non-producing.

(2) Ketch Energy did not have a breakdown of probable developed non-producing and probable undeveloped reserves, therefore probable undeveloped equals total probable non-producing.

Acclaim Energy invests capital into development work, which moves its proved undeveloped reserves and probable reserves into the proved developed producing category. In 2003, $41.3 million was spent on capital development, and between $40 and $50 million has been budgeted for development capital in 2004. A portion of the development capital will be used to convert proved undeveloped reserves and probable reserves into proved developed producing reserves. Allocating capital to properties and timing of development is based on economics and performance of the respective properties. Acclaim Energy's focus for 2004 development is in the areas of Pouce Coupe in the Northern District, Golden Spike in the Central District, Willesden Green in the Western District, as well as to a lesser extent in Greater Furness in the East Central District and Manyberries.

Acclaim Energy plans to continue pursuing development opportunities such as drilling, completions, and facilities upgrades in order to move proved undeveloped and probable reserves into proved developed producing reserves. In instances where land rights are expected to expire within one year, Acclaim Energy may engage in farmout arrangements which would eliminate the potential expiry and possibly result in some proved undeveloped and probable reserves becoming proved developed producing reserves.

Future Development Costs

The following table sets forth development costs deducted in the estimation of Acclaim Energy's future net revenue attributable to the reserve categories noted below.

Year	Forecast Prices and Costs (m$)				Constant Prices and Costs(m$)	
	Proved Reserves		Proved Plus Probable Reserves		Proved Reserves	
	0%	10%	0%	10%	0%	10%
2004	23,338	22,252	28,917	27,571	23,338	22,252
2005	22,961	19,902	40,223	34,865	22,622	19,608
2006	5,480	4,318	8,380	6,603	5,319	4,191
2007	3,792	2,716	4,365	3,127	3,626	2,598
2008	3,960	2,579	4,573	2,978	3,733	2,431
Thereafter	3,058	1,299	4,462	1,789	2,641	1,136
Total	62,589	53,066	90,920	76,933	61,279	52,217

The future development costs are capital expenditures required in the future for Acclaim Energy to convert proved undeveloped reserves and probable reserves into proved developed producing reserves. Acclaim Energy anticipates using a combination of

internally generated cash flow, debt and equity financing to fund these future development costs. Based on the commodity price and cost assumptions adopted for both the constant prices and costs case and the forecast prices and costs case, all the expenditures included in the future development costs are economic as they enhance the net present values of the proved developed reserves.

Other Oil and Gas Information

Oil And Gas Wells

The following table sets forth the number and status of wells in which Acclaim Energy has a working interest as at December 31, 2003.

	Oil Wells				Natural Gas Wells			
	Producing		Non-Producing(1)		Producing		Non-Producing(1)	
	Gross(2)	Net	Gross	Net	Gross(2)	Net	Gross	Net
Alberta	1,139	406.9	12	8.3	1,424	290.9	38	22.3
British Columbia	21	1.2	-	-	43	14.4	2	1.1
Saskatchewan	805	426.9	21	21.0	13	2.7	-	-
Total	1,965	835.0	33	29.3	1,480	308.0	40	23.4

(1) Non-Producing wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons.

(2) Gross wells include unit wells

Properties with no Attributed Reserves

The following table sets out the Corporation's total land holdings of proved and unproved properties as at December 31, 2003.

	Developed (Acres)		Unproved Properties (Acres)		Total (Acres)	
	Gross	Net	Gross	Net	Gross	Net
Alberta	609,743	317,253	541,375	347,513	1,115,118	664,766
British Columbia	51,452	20,916	54,080	26,115	105,532	47,031
Saskatchewan	78,002	45,668	49,271	35,660	127,273	81,328
Total	739,197	383,837	644,726	409,287	1,347,923	793,125

Acclaim Energy expects that rights to explore, develop and exploit 89,000 net acres of its undeveloped land holdings will expire by December 31, 2004.

Forward Contracts

Acclaim Energy's hedging program is designed to reduce risk and assist in providing stability in order to support the distributions the Trust makes to its Unitholders. The objective of the program is to ensure downside price protection on approximately 50% of its estimated forward production, while retaining exposure to upside price movement through the use of puts and collars. Acclaim Energy directly controls approximately 85% of its natural gas sales with the balance sold under long-term contracts with several Canadian gas aggregators. All of Acclaim Energy's crude oil and NGL production is sold through independent marketers and refiners at market sensitive prices.

For details of material commitments to sell natural gas and crude oil which were outstanding at December 31, 2003 see note 12 to the Trust's audited consolidated financial statements for the year ended December 31, 2003, which note is incorporate herein by reference.

Additional Information Concerning Abandonment and Reclamation Costs

Future abandonment and reclamation costs have been estimated based on actual costs incurred to date by Acclaim Energy for abandonment and reclamation activities. Costs to abandon and reclaim approximately 1,143 net producing wells totalling $33.6 million ($14.7 million discounted at 10%) are included in the estimate of future net revenue. Facility abandonment costs of $21 million (9.2 million discounted at 10%) are not included in the estimate of future net revenue.

Tax Horizon

As a result of the structure of the Trust and its affiliated entities, any taxable income that would otherwise arise in Acclaim Energy or the other affiliated entities will accrue in the Trust and will be allocated by the Trust to its Unitholders. This is primarily accomplished through the payment and deduction of interest on debt or royalties on underlying oil and gas properties held by the Trust. Therefore, no tax is anticipated to be incurred or paid by Acclaim Energy.

Costs Incurred

The following table summarizes expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) related to Acclaim Energy's activities for the year ended December 31, 2003:

Property acquisition costs	
Proved properties	$404.7
Unproved properties	9.4
Exploration costs	2.7
Development costs	37.8
Total	$454.6

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells in which Acclaim Energy participated during the year ended December 31, 2003:

	Gross	Net
Light and Medium Oil	28	18.79
Natural Gas	18	10.79
Service	-	-
Dry	4	2.26
Total	50	31.22

Acclaim Energy spent $37.8 million in 2003 to drill 50 development wells across the western Canadian sedimentary basin, and $2.7 million for crown land purchases. The program was weighted to oil development, with spending balanced across Acclaim Energy's five operating districts. In the East Central district 17 wells were drilled, in the Southern district 13 wells were drilled, the Northern district eight wells were drilled, in the Central district eight wells were drilled, and in the Western district four wells were drilled. Acclaim Energy's 2003 acquisition program was directed primarily to an increase in its producing assets in the Western and Northern districts and the 2004 drilling program, expected to be between $40 and $50 million may be increased in those areas. As well, the 2004 program will provide an increased focus on remediation and workover activities in existing wells, as well as other optimization activities including acidizing, fracturing and waterflooding in order to economically increase production and reserves.

Production Estimates

The following table sets out the volume of Acclaim Energy's production estimated for the year ended December 31, 2004, which is reflected in the estimate of future net revenue disclosed in the tables contained under "- Disclosure of Reserves Data".

	Light and Medium Oil	Heavy Oil	Natural Gas	Natural Gas Liquids	BOE
	(Bbls/d)	*(Bbls/d)*	*(Mcf/d)*	*(Bbls/d)*	*(BOE/d)*
2004	8,600	2,000	75,000	1,900	25,000

Production History

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback for the periods indicated below:

	Quarter Ended			
	2003			
(6:1)	**Dec. 31**	**Sept. 30**	**June 30**	**Mar. 31**
Average Daily Production				
Light and Medium Crude Oil (Bbls/d)	7,996	7,124	5,520	4,474
Heavy Oil (Bbls/d)	1,520	2,123	2,153	2,792
Gas (Mcf/d)	80,058	76,720	59,162	55,225
NGLs (Bbls/d)	2,179	2,233	1,838	1,730
Combined (BOE/d)	25,009	24,267	19,372	18,200
Average Price Received				
Light and Medium Crude Oil ($/Bbl)	34.87	33.27	35.01	38.21
Heavy Oil (Bbls/d)	24.77	30.17	27.21	38.05
Gas ($/Mcf)	5.29	5.63	6.19	6.79
NGLs (Bbls/d)	29.98	25.92	28.55	34.14
Combined ($/BOE)	32.16	32.59	34.60	39.09
Royalties				
Light and Medium Crude Oil (Bbls/d)	4.09	5.36	4.81	11.66
Heavy Oil (Bbls/d)	2.19	1.84	1.26	1.91
Gas (Mcf/d)	1.11	1.37	1.31	1.73
NGLs (Bbls/d)	5.86	6.70	5.65	11.81
Combined (BOE/d)	5.48	6.64	6.05	9.47
Operating expenses ($/BOE)				
Light and Medium Crude Oil (Bbls/d)	9.96	11.25	10.39	11.02
Heavy Oil (Bbls/d)	8.94	9.34	6.10	4.17
Gas (Mcf/d)	1.03	0.81	0.68	0.71
NGLs (Bbls/d)	-	-	-	-
Combined (BOE/d)	7.01	6.69	5.73	5.50
Netback Received ($/BOE)				
Light and Medium Crude Oil (Bbls/d)	20.82	16.66	19.82	15.52
Heavy Oil (Bbls/d)	13.63	18.99	19.85	31.97
Gas (Mcf/d)	18.90	20.71	25.21	26.13
NGLs (Bbls/d)	24.12	19.22	25.90	22.33
Combined (BOE/d)	19.67	19.26	22.82	24.12

The following table indicates Acclaim Energy's average daily production from its important fields for the year ended December 31, 2003:

	Light and Medium Crude Oil	Heavy Oil	Gas	NGLS	BOE
	(Bbl/d)	(Bbl/d)	(mcf/d)	(Bbls/d)	(BOE/d)
Total Alberta	**4,873**	**67**	**63,182**	**1,952**	**17,422**
Golden Spike	291	-	10,346	821	2,837
Morinville	350	-	8,696	301	2,101
Willesden Green	116	-	6,112	43	1,178
Tangent	209	-	1,169	56	460
SE Alberta	963	-	1,237	-	1,170
Bigoray	459	-	3,380	77	1,099
Valhalla	359	-	2,109	46	756
Other Properties	2,126	-	30,133	608	7,821
Total Saskatchewan	**1,366**	**2,084**	**1,105**	**5**	**3,639**
Heavy Oil Properties	-	1,740	686	-	1,854
SE Saskatchewan	673	-	36	-	679
SW Saskatchewan	461	-	-	-	461
Dodsland	77	334	157	5	442
Other Properties	155	10	226	-	203
Total British Columbia	**37**	**-**	**3,597**	**40**	**677**
Buick Creek	10	-	1,393	23	265
Inga	8	-	642	7	122
Other Properties	19	-	1,562	10	290
Total	**6,276**	**2,151**	**67,884**	**1,997**	**21,738[1]**

(1) Production numbers reflect total production averaged over the course of the year. Total production numbers were averaged for the time in which Acclaim owned the properties, which in many key properties was shorter than course of the year.

Definitions and Other Notes

In this Statement the following definitions and other notes are applicable:

"ABCA" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"Acclaim Energy" means Acclaim Energy Inc., a corporation incorporated under the ABCA;

"ARTC" means Alberta royalty tax credit.

"CBCA" means the Canada Business Corporation Act, R.S.C. 1985, c. C-44, as amended, including the regulations promulgated thereunder;

"Constant prices and costs" means prices and costs used in an estimate that are:

(a) Acclaim Energy's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which Acclaim Energy is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

"Development costs" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground draining, road building, and relocating public roads, gas lines and power lines, pumping equipment and wellhead assembly;

(b) drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c) acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d) provide improved recovery systems.

"Developed Non-Producing Reserves" are those Reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of Production is unknown.

"Developed Producing Reserves" are those Reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of Production must be known with reasonable certainly.

"Developed Reserves" are those Reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the Reserves on Production.

"Development well" means a well drilled inside the established limits of an oil and gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

"**Economic Assumptions**" are the prices and costs used in the estimate, namely:

(a) constant prices and costs as at the last day of Acclaim Energy's financial year; and

(b) forecast prices and costs.

"Elk Point Arrangement" means the business combination involving the Trust, Acclaim Energy, Elk Point and Burmis Energy Inc. completed on January 28, 2003 by way of plan of arrangement under the CBCA pursuant to which, among other things, the Trust indirectly acquired all of the issued and outstanding common shares of Elk Point, the United States assets and certain minor Alberta properties of Elk Point were acquired by Burmis Energy Inc. and the shares of Burmis Energy Inc. were distributed to the former holders of common shares of Elk Point;

"Exploration costs" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after

acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a) costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b) costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(c) dry hole contributions and bottom hole contributions;

(d) costs of drilling and equipping exploratory wells; and

(e) costs of drilling exploratory type stratigraphic test wells.

"Exploration well" means a well that is not a development well, a service well or a stratigraphic test well.

"Forecast Prices and Costs" means future prices and costs that are:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which Acclaim Energy is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

"Future income tax expenses" means future income tax expenses estimated (generally, year-by-year):

(a) making appropriate allocations of estimated unclaimed costs and losses carried forward for tax purposes, between oil and gas activities and other business activities;

(b) without deducting estimated future costs (for example, Crown royalties) that are not deductible in computing taxable income;

(c) taking into account estimated tax credits and allowances (for example, royalty tax credits);

(d) applying to the future pre-tax net cash flows relating to Acclaim Energy's oil and gas activities the appropriate year-end statutory rates, taking into account future tax rates already legislated.

"Gilby/Willesden Green Acquisition" means the acquisition of the Gilby/Willesden Green Properties by Acclaim Energy;

"Gilby/Willesden Green Properties" means the interests in oil and natural gas reserves and associated facilities located in the Gilby West and Willesden Green areas of west central Alberta acquired by Acclaim Energy pursuant to the Gilby/Willesden Green Acquisition;

"GLJ" means Gilbert Laustsen Jung Associates Ltd., independent petroleum consultants of Calgary, Alberta;

"GLJ" means the report dated March 18, 2004 evaluating, effective December 31, 2003, crude oil, natural gas liquids and natural gas reserves attributable to Acclaim Energy's properties as at January 1, 2004;

"Gross" means:

(a) in relation to Acclaim Energy's interest in production and reserves, its "**company gross reserves**", which are Acclaim Energy's interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of Acclaim Energy;

(b) in relation to wells, the total number of wells in which Acclaim Energy has an interest; and

(c) in relation to properties, the total area of properties in which Acclaim Energy has an interest.

"**Ketch Energy**" means Ketch Energy Ltd., a predecessor corporation of Acclaim Energy, incorporated under the ABCA;

"**Ketch Energy Arrangement**" means the business combination involving the Trust, Acclaim Energy, Ketch Energy and Ketch Resources Ltd. completed on October 1, 2002 by way of a plan of arrangement under the ABCA pursuant to which, among other things, the Trust indirectly acquired all of the issued and outstanding shares of Ketch Energy, certain growth assets of Ketch Energy were acquired by Ketch Resources Ltd. and the shares of Ketch Resources Ltd. were distributed to the former holders of common shares of Ketch Energy;

"**Net**" means:

(a) in relation to Acclaim Energy's interest in production and reserves, its "**company gross reserves**", which are Acclaim Energy's interest (operating and non-operating) share after deduction of royalty obligations, plus Acclaim Energy's royalty interest in production or reserves.

(b) in relation to wells, the number of wells obtained by aggregating Acclaim Energy's working interest in each of its Gross wells; and

(c) in relation to Acclaim Energy's interest in a property, the total area in which Acclaim Energy has an interest multiplied by the working interest owned by Acclaim Energy.

"**NG Acquisition**" means the acquisition of the NG Properties by Acclaim Energy;

"**NG Properties**" means the interests in oil and natural gas reserves and associated facilities located in Alberta and British Columbia acquired by Acclaim Energy pursuant to the NG Acquisition;

"**Proved Reserves**" are those Reserves that can be estimated with a high degree of certainty to be recoverable. There is believed to be at least a 90% probability that the quantities actually recovered will equal or exceed the estimated proved reserves.

"**Probable Reserves**" are those additional Reserves that are less certain to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or lesser than the sum of the estimated Proved plus Probable Reserves. There is believed to be at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves.

"**Reserves**" are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

(a) analysis of drilling, geological, geophysical and engineering data;

(b) the use of established technology; and

(c) specified economic conditions which are generally accepted as being reasonable and shall be disclosed.

"**Service well**" means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion.

"**Trust**" means Acclaim Energy Trust.

"Undeveloped Reserves" are those Reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of Production. They must fully meet the requirements of the reserves classification (Proved, Probable or Possible) to which they are assigned.

'Unitholders" means holders of trust units of the Trust.

In addition, any words or expression used in this Statement and not otherwise defined herein have the meanings attributed to them in NI 51-101 unless otherwise indicated.

In this Statement, the abbreviations forth below have the meanings indicated:

"bbl" means one barrel

"bbls/d" means barrels per day

"bcf" means one billion cubic feet

"boe" means barrels of oil equivalent. A barrel of oil equivalent is determined by converting a volume of natural gas to barrels using the ratio of six mcf to one barrel. Boes may be misleading, particularly if used in isolation. The boe conversion ration of 6 mcf: 1 bbl is based on an energy equivalency method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

"boe/d" means barrels of oil equivalent per day

"mmbbls" means one million barrels

"mbbls" means one thousand barrels

"mboe" means one thousand barrels of oil equivalent

"mcf" means one thousand cubic feet

"mcf/d" means one thousand cubic feet per day

"mmcf" means one million cubic feet

"mmcf/d" means one million cubic feet per day

"NGL" means natural gas liquids

ACCLAIM ENERGY TRUST

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

Management of Acclaim Energy Inc. ("Acclaim Energy") are responsible for the preparation and disclosure of information with respect to Acclaim Energy's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2003 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2003 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated Acclaim Energy's reserves data. The report of the independent qualified reserves evaluator is presented below.

The Reserves Committee of the Board of Directors of Acclaim Energy has

(a) reviewed Acclaim Energy's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the Board of Directors has reviewed Acclaim Energy's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved

(d) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(e) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(f) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) "J. Paul Charron"
J. Paul Charron
President and Chief Executive Officer

(signed) "Richard J. Tiede"
Richard J. Tiede
Vice-President, Business Development

(signed) "Noel A. Cleland"
Noel A. Cleland
Director and Chairman of the Reserves Committee
March 18, 2004

(signed) "Jack C. Lee"
Jack C. Lee
Chairman and Member of the Reserves Committee

ACCLAIM ENERGY TRUST

REPORT ON RESERVES DATA

To the board of directors of Acclaim Energy Inc. (the "Company"):

1. We have evaluated the Company's reserves data as at January 1, 2004. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at January 1, 2004 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2003 using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2003, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Report	Location of Reserves (County or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate)			
			Audited	**Evaluated**	**Reviewed**	**Total**
Gilbert Laustsen Jung Associates Ltd.	February 15, 2004	Canada	0	$782,420,000	0	$782,420,000

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

   (signed) "Gilbert Laustsen Jung Associates Ltd."

   Gilbert Laustsen Jung Associates Ltd.
   Calgary, Alberta
   March 18, 2004

ACCLAIM ENERGY TRUST

SECOND INTERIM REPORT

for the period ending

June 30, 2001


MESSAGE TO UNITHOLDERS

We are pleased to present our interim report on the financial and operating performance of Acclaim Energy Trust during the six months ended June 30, 2001.

CASH DISTRIBUTIONS

No cash distributions were made during the period. As previously announced, Acclaim will commence its distributions on October 20, 2001 to unitholders of record on September 30, 2001.

The Trust will distribute $0.08 per trust unit per month for the months September to December 2001. The distribution is lower than previously forecast as a result of a lower than forecast price for natural gas combined with the sale of 225 boe/d of light oil at Dodsland. The Dodsland sale occurred as a result of the exercise by a third party of an outstanding option from a 1997 transaction. The price of natural gas has dropped from an average $9.91/mcf in the first quarter to current levels of $3.65/mcf. Acclaim's sensitivities of distributions relating to various commodity prices are illustrated in the table set forth below:

Field Price	WTI (US $/bbl)			
(Cdn $/mcf)	$25.00	$26.00	$27.00	$28.00
$4.00	$0.07	$0.07	$0.08	$0.08
$5.00	$0.08	$0.08	$0.08	$0.09
$6.00	$0.09	$0.09	$0.09	$0.10
$7.00	$0.10	$0.10	$0.10	$0.11

The sensitivities are based upon assumptions that include daily production of 4,160 b/d and 13.3 mmcf/d and distributions of 85% of discretionary cash flow.

Distributions for the first quarter of 2002 will be announced in conjunction with the third quarter results in November 2001.

SECOND QUARTER HIGHLIGHTS

- Earnings increased 189% from $2.1 million to $6.0 million ($0.23/unit)
- Cash flow increased 10% to $7.1 million ($0.27/unit)
- Oil production increased 23% to 3,788 b/d
- Natural gas production increased 4% to 14.1 mmcf/d
- Average production increased 15% to 6,138 boe/d



The following table summarizes the results for the second quarter and six months ended June 30, 2001:

($000's, except per unit amounts)	Three Months Ended June 30 2001	Three Months Ended June 30 2000	Six Months Ended June 30 2001	Six Months Ended June 30 2000
FINANCIAL				
Oil & Gas Sales	$ **15,983**	$ 14,294	$ **37,823**	$ 26,480
Cash Flow	$ **7,106**	$ 6,435	$ **19,084**	$ 12,087
Cash Flow Per Unit (diluted)	$ **0.27**	$ 0.27	$ **0.76**	$ 0.50
Net Earnings	$ **5,990**	$ 2,070	$ **10,203**	$ 3,973
Net Earnings Per Unit (diluted)	$ **0.23**	$ 0.09	$ **0.41**	$ 0.16
Diluted Units (Shares) Outstanding	**28,136**	26,333	**28,136**	26,334
OPERATIONAL				
Daily Production				
Gas (mmcf)	**14.1**	13.5	**14.5**	13.0
Oil (bbls)	**3,788**	3,076	**3,919**	3,023
Boe (6:1)	**6,138**	5,329	**6,344**	5,205
Average Prices				
Natural Gas ($/mcf)	$ **6.21**	$ 4.94	$ **8.08**	$ 3.98
Crude Oil ($/bbl)	$ **22.66**	$ 31.64	$ **22.55**	$ 32.28
Oil Equivalent ($/boe)	$ **28.25**	$ 30.79	$ **32.69**	$ 32.94

CORPORATE

On June 6, 2001, Acclaim announced that it had filed with the Toronto Stock Exchange (TSE) a Notice of Intention to make a Normal Course Issuer Bid. The notice of intent provides that the Trust may purchase up to 1,263,700 of the issued and outstanding trust units of Acclaim (representing 5% of the 25,274,136 units outstanding at that time) on the open market through the TSE. During the second quarter, the Trust purchased 20,000 units at an average purchase price of $3.91 per unit. Acclaim believes that recent market prices do not reflect the underlying value of its units and therefore the purchase is a worthwhile investment and in the best interests of the Trust and its unitholders. On June 13, 2001 Acclaim made an offer (the"Offer") to purchase all of the issued and outstanding common shares of Vintage Resource Corp. not already owned by Acclaim for $0.292 per common share. The bid remained open until July 18, 2001. On June 13, 2001, Acclaim held 16,704,256 common shares representing approximately 90.2% of the outstanding shares. Prior to making the bid, Acclaim entered into a lock-up agreement to acquire 94.7% of the shares it did not already own. On July 19, 2001 Acclaim took up and paid for 1,768,190 common shares at a total cost of $516,311. Acclaim intends to utilize the compulsory acquisition provisions of the Business Corporations Act (Alberta), if available, to acquire the remaining Vintage common shares.



OPERATIONS

Production during the second quarter was 6,138 barrels of oil equivalent per day, that is 15% higher than the second quarter production the year before. Year to date production of oil equivalent volumes increased 22% to 6,344. During the first six months of 2001, crude oil and NGL volumes and natural gas volumes averaged 3,919 b/d and 14.5 mmcf/day respectively. In the same period in 2000, production averaged 3,023 b/d and 12.9 mmcf/d. Production was lower in the second quarter when compared to the first quarter as a result of normal production declines, a slow start to the capital expenditure program and the previously mentioned sale of certain producing properties at Dodsland. During the quarter, Acclaim participated in a total of 28 wells (26.54 net) resulting in twenty-six oil wells (25.44 net), one gas well (0.75 net), one dry hole (net 0.35), for an overall success rate of 99%.

Most of the drilling activity took place at Dodsland, the drilling in this area was undertaken to replace the light oil sold in the last quarter. Acclaim also drilled and completed three heavy oil wells in the Lloydminster corridor, one light oil well at Bantry and one Belly River gas well at Drumheller, during the last quarter.

FINANCIAL

The price of natural gas dropped significantly from the first quarter average of $9.91/mcf to $6.21/mcf in the second quarter. In the second quarter of 2000 the price of natural gas averaged $4.94/mcf. Acclaim's price for oil averaged $22.66/b, 40% lower than the $31.64/b a year earlier. In the first six months of 2000, west Texas intermediate crude oil prices were slightly lower than the first six months of 2001. The lower Canadian dollar resulted in an Edmonton par average price that was slightly higher. Therefore the significant drop experienced by Acclaim was directly a result of higher heavy oil differentials which remained at historical highs. Heavy oil differentials have begun to moderate and in the next twelve months are forecast to be higher than historical averages but lower than the previous twelve month average.

Revenues from oil and gas sales for the three months were $16 million as compared to $14.3 million an increase of 12%, and cash flow from operations increased 10% to $7.1 million ($0.27/unit fully diluted) as compared to $6.4 million ($0.27/unit fully diluted) a year earlier. Hedges costs were reduced by 89% to $282,000. Acclaim expects that its field price for natural gas in the third quarter will be bolstered through the purchase of puts at $5.50/GJ on volumes of 5,000 GJ/day and a collar that has a floor of $6.00/GJ and a ceiling of $9.60 on an additional 5,000 GJ/day. Earnings for the quarter were $5.9 million ($0.23/unit basic), compared to $2,070,000 ($0.09/unit fully diluted) in 2000. For the first six months of 2001, operating costs per boe increased to $6.30 from $5.92/boe a year earlier.

During the second quarter, the Trust expended a total of $20.4 million as compared to $5.1 million of capital expenditures a year earlier. Since year end total net debt has been reduced by $5.2 million to $33.5 million as a result of cash flow exceeding capital expenditures. Annualizing the second quarter cash flow results in a debt to cash flow ratio of 1.2.



Acquisition and Disposition Activity

Acclaim's main acquisition criteria focuses on creating additional value while at the same time attempting to increase the reserve life index and lighten the overall mix of Acclaim's production and reserves. With commodity prices at historical highs, the first six months of 2001 has not been an environment conducive to attaining these goals.

Acclaim continues to evaluate acquisition opportunities and in the meantime, is adding production through development drilling and exploitation of our existing assets.

The assets of Acclaim are predominantly the assets of Danoil Energy Ltd, which until April of this year was a junior exploration and production company. One of the medium term goals of the Trust will be to upgrade the overall quality of its assets through selective dispositions. Short life, high operating cost, low netback, and non-core properties will be targeted for disposition.

Outlook

The development-drilling program commenced in May and continued into the third quarter and therefore resulted in very little new production being added from the program in the current quarter. However, it is expected that third quarter oil and gas volumes will average 6,400 boe/d, 5% higher than the second quarter and that cash flow will increase to aproximately $9 million ($0.32/unit).

Acclaim has decided to take the balance of its 2001 development drilling program (12 gross wells, 11.0 net wells), an estimated $3.9 million of total expenditures, and combine it with a gas exploration program with equal amounts of capital expenditures. Seventy five percent of this program will be farmed out with Acclaim maintaining a participating interest, operatorship, the majority interest after the farmout and a right to acquire the resulting production at a later date. This action will enable Acclaim to complete in its entirety the development program and potentially unlock significant value currently residing in its unprocessed undeveloped land base.

On behalf of the Board of Directors:

Robert G. Brawn	Jack C. Lee
Chairman	President and Chief Executive Officer

August 27, 2001


CONSOLIDATED BALANCE SHEETS

(000's)	June 30 2001	December 31 2000
ASSETS	(Unaudited)	
Current assets		
Cash	$ 4,531	$ 161
Investments	245	245
Accounts receivable	10,263	12,633
Prepaid expenses	676	729
	15,715	13,768
Property and equipment	162,959	158,097
Accumulated depletion and amortization	(63,003)	(55,714)
	99,956	102,383
Future tax asset - Notes 1 and 6	11,085	–
	$ 126,756	$ 116,151
LIABILITIES		
Current liabilities		
Accounts payable	$ 16,314	$ 25,029
Current portion - Debenture	18,469	–
	34,783	25,029
Long term debt	9,240	27,484
Debenture payable - Note 1	5,058	–
Future income taxes	–	21,181
Site restoration accrual	4,837	4,259
Deferred credit - Notes 1 and 6	15,182	–
Minority interest	–	1,237
	69,100	79,190
UNITHOLDERS' EQUITY		
Capital - Note 3	32,132	21,641
Retained earnings	25,524	15,320
	57,656	36,961
	$ 126,756	$ 116,151
Units/Shares Outstanding		
Basic	25,279	22,246
Diluted	28,136	26,052

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited) (000's)	Three Months Ended June 30 2001	Three Months Ended June 30 2000	Six Months Ended June 30 2001	Six Months Ended June 30 2000
REVENUE				
Oil & Gas Sales	**$15,983**	$14,294	**$37,824**	$26,481
Hedging Cost	**(183)**	(1,358)	**(282)**	(2,675)
Royalty Expense	**(3,436)**	(2,074)	**(8,100)**	(3,792)
Other Income (Loss)	**90**	8	**139**	(16)
	12,454	10,870	**29,581**	19,998
EXPENSES				
Production	**3,715**	3,051	**7,235**	5,577
General & Administrative	**857**	824	**1,787**	1,359
Management Fee	**168**	–	**168**	–
Interest	**553**	467	**1,147**	797
Depletion & Amortization	**3,956**	2,383	**8,033**	4,292
	9,249	6,725	**18,370**	12,025
NET INCOME BEFORE TAXES	**3,205**	4,145	**11,211**	7,973
INCOME TAXES - Note 6				
Current	**55**	93	**160**	178
Amortization of Deferred Credit	**(4,800)**	–	**(4,800)**	–
Future Tax Provision	**1,928**	1,964	**5,552**	3,785
	(2,817)	2,057	**912**	3,963
MINORITY INTEREST	**32**	18	**96**	37
NET INCOME	**$ 5,990**	$ 2,070	**$10,203**	$ 3,973
PER UNIT/SHARE DATA				
Net Income	**$ 0.24**	$ 0.09	**$ 0.43**	$ 0.18
Net Income, diluted	**$ 0.23**	$ 0.09	**$ 0.41**	$ 0.16
Cash Flow from Operations	**$ 0.29**	$ 0.29	**$ 0.81**	$ 0.54
Cash Flow - Operations, diluted	**$ 0.27**	$ 0.27	**$ 0.76**	$ 0.50
SALES DATA				
Oil Sales - mbbls	**345**	280	**709**	550
Gas Sales - mmcf	**1,284**	1,230	**2,633**	2,352
Sales (mboe) - (6:1)	**559**	485	**1,148**	942
Sales (boe/d)	**6,138**	5,329	**6,344**	5,177


CONSOLIDATED STATEMENTS
OF CASH FLOW

(Unaudited) (000's)	Three Months Ended June 30 2001	2000	Six Months Ended June 30 2001	2000
CASH PROVIDED BY (USED FOR):				
OPERATIONS				
Net Income	**$ 5,990**	$ 2,070	**$10,203**	$ 3,973
Items not Affecting Cash:				
Depletion & Amortization	**3,956**	2,383	**8,033**	4,292
Minority Interest	**32**	18	**96**	37
Future Tax Provision	**(2,872)**	1,964	**752**	3,785
Funds Generated from Operations	**7,106**	6,435	**19,084**	12,087
Changes in Non-Cash Working Capital	**4,824**	(3,914)	**(6,158)**	(4,871)
	11,930	2,521	**12,926**	7,216
INVESTING ACTIVITIES				
Changes to Property, Plant & Equipment	**(1,876)**	(5,144)	**(5,821)**	(9,816)
Purchase of Minority Interest	**(540)**	–	**(540)**	–
Cash Acquired on Purchase of Trust	**15,393**	–	**15,393**	–
Costs Related to Trust Acquisition	**(1,500)**	–	**(1,500)**	–
Purchase of Corporate Assets	**–**	–	**–**	(6,000)
	(11,477)	(5,144)	**(7,532)**	(15,816)
FINANCING ACTIVITIES				
Increase (Decrease) in Long Term Debt	**(20,100)**	2,900	**(18,244)**	9,500
Increase (Decrease) in Unit Capital	**1,012**	(264)	**2,156**	(898)
	(19,088)	2,636	**(16,088)**	8,602
INCREASE IN CASH POSITION	**4,319**	13	**4,370**	2
CASH AT BEGINNING OF PERIOD	**212**	2	**161**	13
CASH AT END OF PERIOD	**$ 4,531**	$ 15	**$ 4,531**	$ 15



NOTES TO UNAUDITED CONSOLIDATED
FINANCIAL STATEMENTS

1. **Amalgamation of Nevis Ltd./Western Facilities Fund with Danoil Energy Ltd.**
On April 20, 2001 Danoil Energy Ltd. amalgamated with Nevis Ltd. with the resulting company being named Acclaim Energy Inc.. Acclaim Energy Inc. is owned by Acclaim Energy Trust (previously Western Facilities Fund (WFF)) with Danoil shareholders now being unitholders of the trust.

The amalgamation entitled the WFF unitholders holding 29.2 million units to a debenture valued at approximately $0.81 per unit (resulting in a debenture in the amount of $23.5 million). This debenture bears interest at 6% per annum and is repayable over 10 quarters, of which $0.60 per unit will be paid evenly over the first three quarters with the balance being paid equally over the next 7 quarters.

In addition, each WFF unitholder received one unit in the amalgamated entity for each 14 existing WFF units (resulting in 2.1 million units being issued).

Danoil shareholders received one unit for each Danoil common share (resulting in 23.0 million units being issued).

Subsequent to the amalgamation there were 25.1 million Acclaim Energy Trust units outstanding.

The net assets of Danoil will be recorded in the combination at their carrying value. The transaction will be accounted or under the purchase method of accounting.

Fair Value of Net Assets of WFF are as follows:

Working Capital (Net of cash acquired)	$	136
Future Tax Asset		37,817
Deferred Credit		(19,983)
	$	17,970

Aggregate Consideration for the Net Assets of WFF are as follows:

Debenture	$	23,527
Units Issued		8,335
Transaction Costs		1,500
		33,362
Less Cash Acquired from WFF		(15,392)
	$	17,970

As required under Generally Accepted Accounting Principles, the future tax asset of $37.8 million was computed using the current tax rate applied to the tax pools of Nevis/WFF. This results in booking assets in excess of the aggregate consideration paid, which is then offset by the deferred credit of $19.98 million. The deferred credit is amortized to tax expense as the related tax pools are utilized.

2. **Significant Accounting Policies**
The interim consolidated financial statements of Acclaim Energy Inc. have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2000 of Danoil Energy Ltd.. The disclosures provided below are incremental to those included with these annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the annual report for the year ended December 31, 2000 of Danoil Energy Ltd.

Acclaim has adopted the new accounting standard issued by the CICA on Earnings Per Share. The new section harmonized Canadian standards with the US standards for the calculation of diluted earnings per share. All diluted per unit/share numbers have been retroactively restated and the changes are not significant.



3. Unit Capital (000's)

	#	$
Share Capital, Beginning of Period (exchanged for units - Note 1)	22,246	$ 21,641
Units Issued on Amalgamation with Nevis Ltd.	2,084	8,335
Shares/Units Issued for Cash	949	2,156
	25,279	$ 32,132

4. Hedge Commitments

The following hedge commitments are outstanding:

- oil price contract for 220 barrels per day for the calendar year 2001 at WTI $35.03 Cdn/bbl.
- oil price contract for 500 barrels per day to November 30, 2001 at WTI $28.00 US/bbl.
- oil price contract for 200 barrels per day for July 2001 at WTI $29.84 US/bbl.
- oil price contract for 400 barrels per day for August 2001 at WTI $29.69 US/bbl.
- oil price contract for 500 barrels per day for September 2001 at WTI $29.21 US/bbl.
- oil price contract for 500 barrels per day for October 2001 at WTI $28.72 US/bbl.
- oil price contract for 500 barrels per day for November 2001 at WTI $28.27 US/bbl.
- oil price contract for 400 barrels per day for December 2001 at WTI $27.90 US/bbl.
- oil price collar for 1,000 barrels per day for August 2001 to March 2002 with a floor of WTI $24.00 US/bbl and a ceiling of $28.00 US/bbl.
- heavy oil differential collar for 500 barrels per day for July 2001 to June 2002 at a floor of $6.00 US/bbl and a ceiling of $12.00 US/bbl.
- heavy oil differential collar for 150 barrels per day for January 2002 to June 2002 at a floor of $5.50 US/bbl and a ceiling of $11.50 US/bbl.
- gas price collar for 4,740 mcf/d for July to September 2001 at a floor of $6.33/mcf and a ceiling of $10.13/mcf.
- gas price collar for 2,844 mcf/d for November 2001 to October 2002 at a floor of $4.93/mcf and a ceiling of $10.55/mcf.
- gas price collar for 948 mcf/d for November 2001 to October 2002 at a floor of $4.75/mcf and a ceiling of $6.33/mcf.

5. Purchase of Minority Interest in Vintage Resource Corp.

On June 13, 2001 Acclaim Energy Inc. offered to purchase the 1.808 million shares of Vintage Resource Corp. not already owned, for $0.292 per share. 1.768 million shares were tendered to the offer (98%) and the balance of shares are being acquired by compulsory acquisition. The cost of the outstanding shares acquired was $540 thousand.

6. Income Taxes

The provision for income taxes for the six months ended June 30, 2001 reflects an effective rate that differs from the Canadian Income Tax rate which is now approximately 43%.

(000's)		
Expected Tax Provision	$	4,821
Increase (decrease) resulting from:		
Crown Royalties		2,754
Resource Allowance		(2,615)
Provincial rate reduction		533
Capital tax		160
Other		59
Amortization of deferred credit		(4,800)
Provision for income taxes		912

Approximately 24% of the tax losses which were available as a result of the transactions described in Note 1, were utilized in the period. Accordingly 24% of the deferred credit recorded in connection with those transactions, was amortized against the provision for income taxes.


CORPORATE INFORMATION

GOVERNANCE

Robert G. Brawn, PEng
Chairman of the Board and Director

Jack C. Lee, BA, BComm
President, CEO and Director

Barry P. Dorin, PEng
Vice President, Corporate Development

Donald S. Milne, BComm, CMA
Controller

Raymond R. Pether
Director

Noel A. Cleland, PEng
Director

Frank W. King, PEng
Director

R. Carl Smith
Director

Donald J. Taylor, PEng
Director

Joseph R. Dundas, PEng
Director

Gregory C. Collver, LLB
Secretary

AUDITORS

Deloitte & Touche LLP
Calgary, Alberta

LEGAL COUNSEL

Burnet, Duckworth & Palmer
Calgary, Alberta

ENGINEERS

Sproule Associates Limited
Calgary, Alberta

STOCK EXCHANGE

Toronto Stock Exchange
Symbol "AE.UN"

TRANSFER AGENT

Computershare Investor Services
Calgary, Alberta and
Toronto, Ontario

BANKERS

Alberta Treasury Branches

CORPORATE OFFICE

Acclaim Energy Trust
Suite 500, 505 – Third Street SW
Calgary, Alberta T2P 3E6
Telephone: (403) 261-9010
Facsimile: (403) 262-6977
Email: acclaim@acclaimtrust.com
Website: www.acclaimtrust.com

ADVISORY:

The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. Certain information regarding Acclaim, including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

MATERIAL CHANGE REPORT

UNDER SECTION 146(1) OF THE *SECURITIES ACT* (ALBERTA) (FORM 27)
AND UNDER COMPARABLE PROVISIONS OF OTHER PROVINCIAL SECURITIES LEGISLATION

1. **Reporting Issuer:**

   Acclaim Energy Trust
   1800, 255 – 5th Avenue S.W.
   Calgary, Alberta T2P 3G6

2. **Date of Material Change:**

   January 28, 2003

3. **Press Release:**

   A joint press release disclosing the details outlined in this Material Change Report was issued by Acclaim Energy Trust ("Acclaim") and Elk Point Resources Inc. ("Elk Point") on January 28, 2003 and disseminated through the facilities of Canada Newswire Limited and would have been received by the securities commissions where Acclaim is a "reporting issuer" and the stock exchange on which the securities of Acclaim are listed and posted for trading in the normal course of its dissemination.

4. **Summary of Material Change:**

   An arrangement involving the indirect acquisition by Acclaim of all of the issued and outstanding common shares of Elk Point was completed on January 28, 2003.

5. **Full Description of Material Change:**

   The shareholders and optionholders of Elk Point approved an arrangement (the "Arrangement") under section 192 of the *Canada Business Corporations Act* involving Acclaim, Acclaim Energy Inc., Elk Point and Burmis Energy Inc. on January 28, 2003. The Arrangement also received the approval of the Court of Queen's Bench of Alberta on January 28, 2003. Articles of Arrangement were filed on behalf of Elk Point on January 28, 2003. Under the Arrangement, 3967336 Canada Inc., an indirect wholly-owned subsidiary of Acclaim, acquired each Elk Point common share ("Elk Point Share") in exchange for, at the holder's election: (i) 0.95 of a trust unit of Acclaim, (ii) $3.70 cash, or (iii) a combination thereof, such consideration to be prorated in the event holders of Elk Point Shares elect to receive in the aggregate greater than $15,000,000 cash or 26,293,160 trust units of Acclaim, plus one-half of one share of Burmis Energy Inc. Burmis Energy Inc. acquired Elk Point's United States and certain minor Canadian properties prior to closing. Holders of options to purchase Elk Point Shares outstanding as at the effective date of the Arrangement received a cash payment per Elk Point option in an amount equal to $0.05.

   In accordance with the Arrangement, Elk Point shareholders elected to receive trust units in the capital of Acclaim aggregating in excess of the maximum 26,293,160 trust units available. Those shareholders that elected to receive trust units for their Elk Point Shares received 0.88537 of an Acclaim trust unit and $0.25172 cash for each Elk Point Share.

   Pursuant to the Arrangement, Acclaim issued 26,293,160 trust units and approximately 10.9 million in cash in exchange for all of the Elk Point Shares. Acclaim also assumed Elk Point's net total debt in the approximate amount of $56 million. On completion of the Arrangement, Acclaim has 124,456,925 trust units issued and outstanding. The shares of Elk Point were de-listed from trading on the Toronto Stock Exchange on January 30, 2003.

A copy of the Notice of Special Meeting and Information Circular dated December 17, 2002 relating to the special meeting of securityholders of Elk Point called in respect of the Arrangement (the "Circular") has been filed with the securities regulatory authority in each of the provinces of Canada and has been furnished to the securityholders of Elk Point. A copy of the amended and restated arrangement agreement is included as Appendix B to the Circular.

6. Reliance on Section 146(2) of the *Securities Act* (Alberta) or Equivalent Sections:

Not Applicable.

7. Omitted Information:

No information has been omitted.

8. Senior Officers:

J. Paul Charron, President and Chief Executive Officer of Acclaim Energy Inc., may be reached at (403) 261-9010 or by fax at (403) 262-6977.

9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

DATED effective January 28, 2003 at the City of Calgary, in the Province of Alberta.

ACCLAIM ENERGY TRUST
by Acclaim Energy Inc.

Per: (Signed) Stephanie Bunch
Stephanie Bunch
Controller

cc. Toronto Stock Exchange


ACCLAIM
Energy Trust



NEWS RELEASE

May 5, 2003

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISTRIBUTION IN THE UNITED STATES

ACCLAIM ENERGY TRUST ANNOUNCES $141 MILLION PROPERTY ACQUISITION AND $75 MILLION BOUGHT DEAL EQUITY FINANCING

CALGARY, ALBERTA (AE.UN – TSX)– Acclaim Energy Trust ("Acclaim" or the "Trust") is pleased to announce it has entered into an agreement to acquire a package of long-life, high quality light oil and natural gas producing properties in west central Alberta for approximately $141 million. The acquisition is expected to close mid to late June, with an effective date of April 1, 2003. Completion of the transaction is subject to customary regulatory and other conditions, including rights of first refusal on less than 10 percent of the lands.

The assets include unit and non-unit interests in the Willesden Green, Gilby West and Gilby East areas of west central Alberta. These properties are highly concentrated, 90 percent operated and adjacent to Acclaim's existing properties in its Western region. The acquisition also includes working interests in the Willesden Green and Gilby West gas plants and 100 percent ownership and operatorship of several oil batteries in the area. Current production from the assets is approximately 3,550 barrels of oil equivalent per day (boe/d), including 9.9 million cubic feet (mmcf) per day of natural gas and 1,900 barrels per day (bbls/d) of light oil and natural gas liquids (NGLs). This will increase Acclaim's overall current production to more than 23,000 boe/d.

Acclaim is also pleased to announce it has entered into a bought deal financing with a syndicate of underwriters led by CIBC World Markets Inc. to sell 19.25 million Trust Units at $3.90 each to raise gross proceeds of $75.075 million. In addition, TD Securities Inc. has provided an underwritten credit facility in the amount of $270 million that will replace Acclaim's existing facilities, initially fund the acquisition and provide for future capital requirements.

Acquisition Strategy

Acclaim's acquisition strategy is focused on acquiring high quality, long-life assets with significant development potential. The acquired assets are characterized by high netbacks due to premium revenue streams relating to high heat content natural gas and light crude oil. The properties include an exceptionally long reserve life of 10.1 years on a proven basis and 11.3 years on an established basis. There are also significant development opportunities with extensive 2D and 3D seismic coverage.

With this acquisition, Acclaim continues to improve the quality of its production. Including the acquired properties, natural gas and light oil will total 52 percent and 40 percent of total production, respectively, with the balance comprised of stable heavy oil production.

"This acquisition is highly beneficial to our unitholders," said Acclaim President and CEO Paul Charron. "We are acquiring high quality assets with an exceptionally long reserve life and significant development opportunities. The acquisition will contribute to Acclaim's long-term stability and provide unitholders with additional upside."

Reserves and Production

The following table outlines Acclaim's assessment of the reserves acquired and the corresponding reserve life index.

	Natural Gas (bcf)	NGLs (mbbls)	Crude Oil (mbbls)	Oil Equivalent (mboe)
Proved	27.7	770	7,700	13,100
Proved plus probable	32.6	930	9,700	16,100
Established	30.2	850	8,700	14,600

	Natural Gas (mmcf)	NGLs (bbls)	Crude Oil (bbls)	Oil Equivalent (mboe)
Current production	9.9	300	1,600	3,550
Reserve life index				
Proved Producing	7.3	6.6	10.5	8.7
Total Proved	7.7	7.0	13.2	10.1
Established	8.4	7.8	14.9	11.3

The major producing properties were audited by Acclaim's independent engineering firm Gilbert Laustsen Jung Associates Ltd. ("GLJ").

Transaction Highlights

The acquisition provides the following financial and operational benefits to unitholders.

- Accretive to Acclaim's cash flow, reserves, production, and net asset value per unit and to its reserve life index.
- Attractive reserve and production acquisition costs, net of land and seismic values, of $10.32 per boe proved, $9.24 per boe established and $37,950 per flowing barrel of oil equivalent.
- Exceptional ratio of proved producing to total proved reserves of 86 percent while proven reserves are 81 percent of total reserves.
- Long life reserves with an established reserve life index of 11.3 years.
- High working interest properties, Acclaim will operate 90 percent of the production acquired.
- Significant development opportunities on key properties, providing Acclaim with the ability to increase production and reserves from these properties over the next few years.
- Additional critical mass providing for increased stability over the long term, additional efficiencies in Acclaim's operations and greater access to capital markets.
- The ability to maintain distributions at or above current levels for an extended period of time.
- Maintains the tax deferred status of Acclaim's distributions beyond 2003.

Bought Deal Financing

In connection with this transaction, Acclaim has entered into an agreement to sell 19.25 million Trust Units at $3.90 each to raise gross proceeds of $75.075 million on a bought deal basis. The underwriting syndicate, led by CIBC World Markets Inc., includes BMO Nesbitt Burns Inc., Scotia Capital Inc., TD

Securities Inc., National Bank Financial Inc. and FirstEnergy Capital Corp. Acclaim has granted the underwriters an Underwriters' Option, exercisable in whole or in part up to 48 hours prior to closing, to purchase up to an additional 1.925 million Trust Units at the same offering price, and a further Over-allotment Option, exercisable in whole or in part prior to 30 days after closing, to purchase up to an additional 15 percent of the base amount of the offering (plus any amount exercised under the Underwriters' Option (up to 3.176 million Trust Units)) at the same offering price. Should the Underwriters' Option and the Over-allotment Option both be fully exercised, the total gross proceeds of the issue would be $94.970 million. The issue will be offered in all provinces of Canada through a short form prospectus. Closing of the offering is expected to occur on or about May 23, 2003 and is subject to customary regulatory approvals.

Net proceeds of the financing will be used temporarily to reduce indebtedness and ultimately to pay a portion of the purchase price of the Gilby/Willesden Green acquisition and to continue with Acclaim's business strategy of acquiring long-life reserves and exploiting business opportunities.

TD Securities Inc. acted as financial advisor to Acclaim in connection with this transaction.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

Acclaim Energy Trust is a Calgary-based open-ended energy trust engaged in the development and acquisition of oil and natural gas reserves in Western Canada. Created in April 2001, Acclaim features an internalized management structure and currently distributes its cash flow to unitholders on a 100 percent tax-deferred basis. Acclaim's trust units and 11% debentures trade on the Toronto Stock Exchange under the symbols AE.UN and AE.DB, respectively. Acclaim has a well-established record of consistent production and cash flow growth.

FOR FURTHER INFORMATION PLEASE CONTACT:
Acclaim Energy Trust
J. Paul Charron
President & Chief Executive Officer
(403) 261-9010
acclaim@acclaimtrust.com
www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.


ACCLAIM
Energy Trust

MAY 20, 2003 **FOR IMMEDIATE RELEASE**

Acclaim Energy Trust Announces Monthly Distribution, Q1 Release Date and Webcast Presentation

CALGARY, ALBERTA - Acclaim Energy Trust (TSX:AE.UN) announces that a cash distribution of $0.065 per trust unit will be paid on June 20, 2003 to unitholders of record on May 31, 2003. The trust units of Acclaim will commence trading on an ex-dividend basis on May 28, 2003.

As at May 20, 2003, the trust's trailing twelve-month cash distributions total C$0.755 per trust unit, providing a trailing twelve-month cash on cash yield of 18.6 percent. Acclaim's distributions are unique among conventional oil and gas trusts as they are 100 per cent tax deferred and are treated as a return of capital. Acclaim estimates that its distributions will remain tax deferred into 2004.

Acclaim intends on releasing its first quarter 2003 report after market close on Tuesday, May 27, 2003, which will be issued through Canada Newswire and available simultaneously on Acclaim's website.

The Annual and Special Meeting of Unitholders will take place at 3 p.m. on Thursday, May 29 at Calgary's Metropolitan Centre. Following the business of the annual meeting, at approximately 3:20 p.m. MST, Paul Charron, President and CEO, will make a presentation, reviewing the achievements, strategy and outlook for Acclaim Energy Trust. This presentation will be live webcast at www.acclaimtrust.com under the Investor Relations tab or at www.newswire.ca/webcast/viewEventCNW.html?eventID=564960 and will be available on archive for a 90 day period.

Acclaim Energy Trust is a Calgary-based, open-end income trust engaged in the development and acquisition of oil and natural gas reserves in Western Canada. Created in April 2001, Acclaim features an internalized management structure and currently distributes its cash flow to unitholders on a 100 percent tax-deferred basis. Acclaim's trust units and 11 percent debentures trade on the Toronto Stock Exchange under the symbols AE.UN and AE.DB, respectively. Acclaim has a well-established record of consistent production and cash flow growth.

For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com.

- 30 -

For further information contact:

Kerklan (Kerk) T. Hilton
Manager, Investor Relations
(403) 539-6343
Email: info@acclaimtrust.com


ACCLAIM
Energy Trust

FOR IMMEDIATE RELEASE

ACCLAIM ENERGY TRUST ANNOUNCES CLOSING OF $94.97 MILLION BOUGHT DEAL FINANCING

Calgary, Alberta, May 23, 2003 – Acclaim Energy Trust (TSX: AE.UN) announced today the closing of its previously announced bought-deal equity financing. At closing, a total of 24,351,250 trust units were issued at a price of C$3.90 per trust unit for gross proceeds of C$94.97 million, which includes the full exercise by the underwriters of their option to purchase an additional 1,925,000 trust units and their over-allotment option to purchase an additional 3,176,250 trust units.

The offering was underwritten by a syndicate led by CIBC World Markets Inc. and including BMO Nesbitt Burns Inc., Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc. and FirstEnergy Capital Corp.

The net proceeds will be used to temporarily reduce bank indebtedness and ultimately applied to the previously announced C$141 million acquisition of properties in west central Alberta, scheduled to close in mid to late June with an anticipated effective date of April 1, 2003.

After giving affect to this financing, Acclaim's total number of units outstanding is approximately 150.4 million. If Acclaim's unit holders approve the consolidation of the trust units on a 1 for 2.5 basis at Acclaim's Annual and Special Meeting on Thursday, May 29, the total number of outstanding units would adjust to approximately 60.2 million.

"We are delighted with the market's support of Acclaim's growth-oriented business strategy, as evidenced by the success of this financing. We look forward to applying these proceeds towards the acquisition of the Willesden Green/Gilby properties in west central Alberta. These oil and gas reserves are extremely high quality and will benefit unit holders through stable, long-term production," said J. Paul Charron, President and CEO.

Relevant to Acclaim's total number of outstanding units, the Board of Directors has recommended consolidation of the units at the upcoming annual meeting. We believe this will improve the investor's ability, on a per unit basis, to evaluate Acclaim within our oil and gas trust peer group and we expect that this consolidation will allow greater consideration from potential US and Canadian institutional investors," said Charron.

Unit holders are reminded that in order to be voted at the upcoming meeting, completed proxies for registered unit holders are due to Computershare by May 28, 2003. Beneficial unit holders may have an earlier submission date and should check with their financial advisors.

Acclaim Energy Trust is an open-end, actively managed Canadian income trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Upon completion of the aforementioned property acquisition, originally announced May 5, Acclaim will produce approximately 23,000 barrels of oil equivalent per day (boe/d), 52 per cent weighted to natural gas, and 48 per cent to oil and natural gas liquids. The Trust's monthly distributions are 100 per cent tax deferred through 2003 for both Canadian and US investors. Since October 2002, Acclaim's production has increased 53 per cent, while total reserves of 83 million boe have increased more than 67 per cent. For more information, visit www.acclaimtrust.com.


ACCLAIM
Energy Trust

ADVISORY: Information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

- 30 -

For further information, please contact:

Kerklan (Kerk) T. Hilton
Manager, Investor Relations
Acclaim Energy Inc.
Tel: (403) 539-6343
E-mail: info@AcclaimTrust.com


ACCLAIM
Energy Trust

MAY 27, 2003 **FOR IMMEDIATE RELEASE**

Acclaim Energy Posts Solid Growth in First Quarter 2003

CALGARY, ALBERTA - Acclaim Energy Trust ("Acclaim" or the "Trust") (AE.UN – TSX) is pleased to announce the results for the first quarter of 2003. During the quarter, Acclaim continued to execute on its strategy of disciplined growth of reserves, production and cash flow while prudently managing its balance sheet.

Acclaim's first quarter featured numerous highlights:

- On January 28, 2003 Acclaim closed the acquisition of Elk Point Resources Inc. ("Elk Point") for approximately $174 million which was accretive on a per unit basis to cash flow, reserves, production and net asset value.
- Average daily production increased to 18,200 boe/d including natural gas sales of 55.2 mmcf/d and crude oil and natural gas liquids production of 8,996 bbls/d, an increase of 21 percent over the fourth quarter of 2002.
- Cash flow increased by 66 percent to $35.2 million compared to $21.2 million during the fourth quarter 2002.
- Distributions paid during the first quarter totaled $24.4 million or $0.195 per unit. Acclaim retained $10.8 million or $0.105 per unit to fund capital expenditures and reduce bank debt. This represents a payout ratio of 65 percent on a per unit basis.
- Acclaim completed an active development program in the first quarter, incurring $8.8 million in development drilling, well recompletions and facility enhancements while drilling 14 gross wells (9.3 net) with a 100 percent success rate.
- Subsequent to quarter end, on May 5, 2003, Acclaim announced a $141 million acquisition of long-life light oil and natural gas properties in west central Alberta.

The strength of these achievements and financial results further position Acclaim to generate internal growth, increase operating efficiencies and provides the ability to consider additional growth opportunities as they arise.

(thousands of dollars except per unit amounts)	Three Months Ended March 31 (1) 2003	2002	% Change
FINANCIAL			
Petroleum and Natural Gas Sales	**64,022**	28,202	127
Cash Flow from Operations	**35,177**	15,023	134
Per Unit – Basic	**0.30**	0.31	(3)
Per Unit – Diluted	**0.30**	0.31	(3)
Net Income	**7,189**	26	-
Per Unit – Basic	**0.06**	-	-
Per Unit – Diluted	**0.06**	-	-
Distributions	**24,431**	-	-
Per Unit	**0.195**	-	-
Capital Expenditures	**10,527**	18,842	(44)
Bank Debt	**149,447**	131,369	14
Working Capital Deficiency	**14,940**	7,378	102
Trust Units Outstanding (2)			
Basic (2)	**125,735**	48,099	161
Assuming Full Dilution (2) (3)	**144,412**	52,075	177
Weighted Average Trust Units Outstanding			
Basic (2)	**116,696**	48,093	143
Diluted (2)	**116,965**	48,578	141

(1) The business combination of Acclaim and Ketch Energy Ltd. ("Ketch Energy") which occurred on October 1, 2002 was accounted for as a reverse takeover of Acclaim by Ketch Energy. Accordingly, these consolidated financial statements include the results of operations and cash flows of the combined Trust for the three months ended March 31, 2003, but the comparative figures for the prior year are the results of operations and cash flows of Ketch Energy only.

(2) Comparable units for March 31, 2002 are based on the conversion ratio of 1.15 units for each Ketch Energy share then outstanding.

(3) Diluted units assume conversion of convertible debentures at $3.90 per Acclaim unit, the exchange of the preferred shares and the exercise of all outstanding options.

OPERATIONS			
Average Daily Production			
Natural Gas (mcf/d)	**55,225**	46,216	19
Crude Oil (bbls/d)	**7,266**	3,190	128
Natural Gas Liquids (bbls/d)	**1,730**	1,454	19
Oil Equivalent (boe/d)	**18,200**	12,347	47
Average Selling Price			
Natural Gas ($/mcf)			
Before Hedging	**7.32**	2.96	147
After Hedging	**6.79**	4.36	56
Crude Oil ($/bbl)			
Before Hedging	**42.79**	29.69	44
After Hedging	**38.15**	27.13	41
Natural Gas Liquids ($/bbl)	**34.14**	17.39	96
Oil Equivalent ($/bbl)			
Before Hedging	**42.54**	20.78	105
After Hedging	**39.09**	25.38	54

MESSAGE TO UNITHOLDERS

The first quarter of 2003 represented the second full quarter of financial and operating results since the combination of Acclaim and Ketch Energy on October 1, 2002. The quarter was highlighted by the closing of the acquisition of Elk Point Resources Inc. and strong financial and operating results. Subsequent to the quarter end, Acclaim announced a significant property acquisition and related financing.

Acquisition of Elk Point Resources Inc.

On January 28, 2003, Acclaim closed the previously announced acquisition of Elk Point. The transaction was valued at approximately $174 million. The production and reserve acquisition costs for light oil and natural gas were very attractive at $25,900 per boe/d, $8.75 per boe for established reserves and $10.00 per boe for proven reserves. The acquisition was accretive on a per unit basis to cash flow, reserves, production and net asset value and was an exceptional property fit in central and northern Alberta. Acclaim's natural gas weighting increased to 53 percent with this transaction.

West Central Acquisition

Subsequent to quarter end, on May 5, 2003, Acclaim announced it had entered into an agreement to acquire a package of long-life, high quality light oil and natural gas producing properties in west central Alberta for approximately $141 million. The acquisition is expected to close mid to late June, with an effective date of April 1, 2003.

The assets include unit and non-unit interests in the Willesden Green, Gilby West and Gilby East areas of west central Alberta. These properties are highly concentrated, 90 percent operated and adjacent to Acclaim's existing properties in its western region. The acquisition also includes working interests in the Willesden Green and Gilby West gas plants and 100 percent ownership and operatorship of several oil batteries in the area. Current production from the assets is approximately 3,550 boe/d, including 9.9 mmcf/d of natural gas and 1,900 bbls/d of light oil and natural gas liquids. This will increase Acclaim's overall production to approximately 23,000 boe/d. The parameters for this acquisition were also very attractive at $9.25 per boe for established reserves, $10.32 for proven reserves and $37,950 per flowing barrel of oil equivalent.

Acclaim's acquisition strategy is focused on acquiring high quality, long-life assets with significant development potential. The acquired assets are characterized by high netbacks and include an exceptionally long reserve life of 10.1 years on a proven basis and 11.3 years on an established basis.

In connection with this transaction, Acclaim entered into an agreement with a syndicate of underwriters, led by CIBC World Markets Inc., to sell 19.25 million Trust Units at $3.90 each to raise gross proceeds of $75.075 million on a bought deal basis. Acclaim also granted the underwriters an Underwriter's Option and a further Over-allotment Option to purchase up to an additional 5.101 million Trust Units at the same offering price. The Underwriter's Option and the Over-allotment Option were both fully exercised and the total gross proceeds of the issue, which closed May 23, 2003, were $94.970 million.

Net proceeds of the financing were used temporarily to reduce bank indebtedness and ultimately to pay a portion of the purchase price of the acquisition and to continue with Acclaim's business strategy of acquiring long-life reserves and exploiting its asset base.

FINANCIAL AND OPERATING RESULTS

Production increases associated with the Elk Point acquisition in conjunction with exceptional commodity prices provided strong financial and operating results for the first quarter of 2003 and significant quarter over quarter growth.

Petroleum and natural gas revenue totaled $64.0 million for the three months ended March 31, 2003, as compared to $28.2 million reported for the corresponding period in 2002. Compared to the fourth quarter 2002, quarterly revenue increased 54 percent from $41.6 million due to production gains of 21 percent and a 31 percent increase in the average price received per boe of $39.09 compared to $29.95/boe in the fourth quarter of 2002.

Cash flow from operations totaled $35.2 million, or $0.30 per unit, representing a 134 percent increase from the $15.0 million reported for the same period in 2002. Cash flow during the quarter was 66 percent higher than the $21.2 million or $0.22 per unit reported for the fourth quarter 2002.

Net income for the three months ended March 31, 2003 increased to $7.2 million or $0.06 per unit, more than four times net income reported in the fourth quarter of 2002.

Production of crude oil and natural gas liquids for the three months ended March 31, 2003 averaged 8,996 bbls/d compared to 7,742 bbls/d for the fourth quarter in 2002. Natural gas production increased 25 percent to 55.2 mmcf/d from 44.1 mmcf/d in the fourth quarter 2002. The increase in volumes is directly attributable to the acquisition of Elk Point effective January 28, 2003. The acquisition improved Acclaim's natural gas weighting to 53 percent.

During the first quarter of 2003, Acclaim was very active, recompleting 5 wells and participating in the drilling of 14 wells (9.3 net), resulting in 12 oil wells (9.0 net), 2 natural gas wells (0.3 net) and no dry holes. This program targeted oil primarily in west central and south east Saskatchewan and natural gas in west central and northern Alberta.

CASH DISTRIBUTIONS

Cash distributions to unitholders during the first three months of 2003 totaled $24.4 million or $0.195 per unit. Due primarily to strong commodity prices, distributions during the first quarter represented only 69 percent of cash flow from operations, with the $10.7 million excess being utilized to fund the Trusts' capital expenditure program and reduce bank debt. The approach maintains the strength of Acclaim's balance sheet and positions the Trust to take advantage of exploitation and acquisition opportunities as they arise. The cash on cash yield of distributing $0.065 per Trust unit, based on a market price of $4.13/unit, is 18.8 percent. Acclaim continues to forecast that 100 percent of its distributions in 2003 will be tax deferred. Acclaim's hedging program combined with current forward market prices are expected to allow the Trust to maintain distributions at the current level for the balance of the year.

PRICE RISK MANAGEMENT

Acclaim's hedging program is designed to reduce risk and provide long-term stable cash distribution to unitholders. For the balance of 2003, the existing positions will provide floors for approximately 50 percent of both natural gas and crude oil production at an average net price of Cdn. $5.08/mcf and U.S. WTI $23.90/bbl respectively. For 2004, Acclaim has recently obtained floors for 21,000 GJ/d of its natural gas production through April 2004, at an average net price of Cdn. $5.55/mcf through a series of collars. Downside protection for 2,500 bbls/d of its crude oil for 2004 has also been obtained through a series of collars which will provide an average floor price of U.S. WTI $24.37/bbl. Acclaim will continue to obtain price protection for both natural gas and crude oil for up to 50 to 75 percent of its production for 2003 and 2004, as market opportunities arise.

OUTLOOK

Acclaim will continue to pursue a consistent corporate strategy focused on stable and balanced growth through the exploitation of its asset base and the acquisition of long-life, quality assets. This strategy has improved Acclaim's market position significantly over the past six months through increased reserves, production and reserve life.

The west central Alberta property acquisition announced May 5, 2003 is scheduled to close in mid to late June and will be integrated immediately with the balance of our assets. This acquisition, in conjunction with the Elk Point transaction which closed at the end of January 2003, will result in an increase in production during the first six months of 2003 of more than 50 percent. In order to further enhance our strategy for growth and increase operating efficiencies, a component of asset rationalization is contemplated. To that end, we are currently reviewing our asset base with a view to preparing a package of non-core properties for potential disposition in the third quarter of 2003.

Commodity prices in the first quarter of 2003 were strong, which has provided even greater support for the transactions which Acclaim has completed. While prices may soften in the short term, Acclaim has positioned itself with a balanced portfolio of crude oil and natural gas and has provided downside price protection to reduce exposure to volatility in commodity prices. The objective is to maintain a financially strong Trust, which can grow and yet provide consistent distributions to unitholders which are expected to be 100 percent tax deferred into 2004.

With our balanced portfolio of natural gas and light oil production and out strong balance sheet, we believe we can continue to grow Acclaim for the benefit of unitholders and look forward to reporting our progress during the next quarter.

On behalf of the Board of Directors:

Robert G. Brawn
Chairman
May 27, 2003

J. Paul Charron
President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis ("MD&A") should be read in conjunction with the Interim Unaudited Financial Statements and notes thereto of Ketch Energy Ltd. ("Ketch Energy") for the three months ended March 31, 2002 and the Audited Consolidated Financial Statements of Acclaim Energy Trust and MD&A for the year ended December 31, 2002. The business combination of Acclaim and Ketch Energy Ltd. ("Ketch Energy"), which occurred on October 1, 2002 was accounted for as a reverse takeover of Acclaim by Ketch Energy. Accordingly, these consolidated financial statements include the results of operations and cash flows of the combined Trust for the three months ended March 31, 2003, but the comparative figures for the prior year are the results of operations and cash flows of Ketch Energy only. This discussion provides Management's analysis of Acclaim's historical financial and operating results and provides estimates of Acclaim's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. The reader must also be aware that historical results are not necessarily indicative of future performance.

ACQUISITION OF ELK POINT RESOURCES INC.

On January 28, 2003, pursuant to a plan of arrangement, Acclaim Energy Trust ("Acclaim" or the "Company") acquired all the issued and outstanding shares of Elk Point Resources Inc. ("Elk Point"). The transaction, including bank debt, was valued at approximately $174 million. To fund the transaction, Acclaim paid $10.9 million in cash and issued approximately 26.3 million trust units for all the issued and outstanding common shares of Elk Point.

CAPITAL EXPENDITURES

During the three months ended March 31, 2003, Acclaim participated in the drilling of 14 wells (9.3 net) with 100 percent success resulting in 12 oil wells (9.0 net) and 2 natural gas wells (0.3 net).

	Three Months Ended March 31			
Capital Expenditures (thousands of dollars)		**2003**		2002
Property acquisitions	**$**	**1,721**	$	-
Land		**-**		1,909
Geological and geophysical		**499**		2,694
Drilling		**6,429**		8,312
Production equipment and facilities		**1,878**		5,457
Capitalized G&A		**-**		470
Total Capital Expenditures	**$**	**10,527**	$	18,842

REVENUE

Gross revenue totaled $69.7 million during the quarter as compared to $23.1 million for the same period in 2002 due to significant increases in both production and commodity prices. Included in petroleum and natural gas sales are $5.7 million of commodity hedging losses (2002 – gain $5.1 million).

Natural gas sales averaged 55.2 mmcf/d, 19 percent higher than the 46.2 mmcf/d reported for the first quarter 2002. Crude oil and liquids production increased 94 percent to 8,996 bbls/d from 4,644 bbls/d reported in the prior year. The increase is directly attributable to the combination of Acclaim and Ketch Energy on October 1, 2002 and the Elk Point acquisition which closed January 28, 2003.

	Three Months Ended March 31			
Revenue Analysis (thousands of dollars)		**2003**		2002
Crude oil and natural gas liquids	**$**	**33,296**	$	10,800
Natural gas		**36,385**		12,295
Hedging gain (loss)		**(5,659)**		5,107
Petroleum and natural gas sales		**64,022**		28,202
Crown royalties		**(12,267)**		(2,802)
Other royalties		**(3,426)**		(2,919)
Alberta Royalty Tax Credit		**183**		500
	$	**48,512**	$	22,981

Acclaim's natural gas price averaged $7.32/mcf for the three months ended March 31, 2003, an increase of 147 percent from $2.96/mcf reported for the equivalent period in 2002. Crude oil prices averaged $42.79/bbl as compared to $29.69/bbl a year earlier. Expectations are for commodity prices to remain strong throughout the remainder of the year.

	Three Months Ended March 31			
Operating net backs per unit of production ($/boe)		**2003**		2002
Sale price	**$**	**39.09**	$	25.38
Less:				
Royalties		**9.47**		4.70
Operating costs		**5.50**		4.63
Operating netback	**$**	**24.12**	$	16.05

ROYALTIES

Royalties for the three months ended March 31, 2003 averaged $9.47/boe or 24 percent of Acclaim's total petroleum and natural gas sales. This compares to $4.70/boe or 18.5 percent of total gross sales reported for the same period in 2002. Excluding hedging gains and losses, royalties, as a percentage of sales, approximate 22 percent in each of these periods.

OPERATING COSTS

For the three months ended March 31, 2003, operating costs totaled $9.0 million compared to $5.1 million during the same period a year earlier. On a unit of production basis, operating costs averaged $5.50/boe compared to $4.63/boe for the prior year. Operating costs associated with the original Acclaim properties and Elk Point assets are higher than those of the Ketch Energy properties, therefore resulting in an increase on a quarter over quarter basis. Acclaim continues to focus efforts or operational efficiencies which will optimize production and reduce operating costs in total and on a unit-of-production basis.

INTEREST EXPENSE

Interest expense increased to $1.9 million from $1.6 million a year earlier. Average debt levels increased quarter over quarter, reflecting the combination of Ketch Energy and Acclaim on October 1, 2002 and the acquisition of Elk Point.

Interest rates continue to favor producers, with average rates during the quarter of approximately 4.6 percent to Acclaim. These rates are not expected to increase substantially in the short term.

INCOME TAXES

Including the acquisition of Elk Point, Acclaim has accumulated tax pools of approximately $330 million. Acclaim estimates that all distributions in 2003, based on the current commodity price environment and estimated financial results for the year, will be tax deferred and treated as a return of capital.

CASH FLOW AND EARNINGS

Cash flow from operations totaled $35.2 million or $0.30 per unit, representing a 135 percent increase from the $15.0 million reported for the same period in 2002 reflecting the impact of both production and commodity price increases.

Net income for the three months ended March 31, 2003 totaled $7.2 million or $0.06 per unit, compared to $26,000 reported for the first quarter of 2002.

LIQUIDITY AND CAPITAL RESOURCES

Acclaim has an extendible revolving term credit facility with a syndicate of financial institutions in the amount of $195 million including a $180 million revolving facility and a $15 million operating facility. Available borrowings are limited by a borrowing base, most recently established with the $141 million acquisition of assets in central Alberta, based on the value of petroleum and natural gas assets as determined by the lenders. Upon closing of the transaction in mid to late June 2003, the facility will increase to $270 million, including a $255 million revolving facility and a $15 million operating facility. The loan is reviewed annually and may be extended at the option of the lender for an additional 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. The loan has therefore been classified as long-term on the balance sheet.

At March 31, 2003, $149.4 million was drawn under the facility. Working capital liquidity is maintained by drawing from and repaying the unutilized credit facilities as needed. At March 31, 2003, Acclaim had a working capital deficiency of $14.9 million.

As at March 31, 2003 Acclaim had issued capital of 125.7 million units. Approximately 26.3 million units were issued during the first quarter on the acquisition of Elk Point.

Consolidated Balance Sheets

(thousands of dollars)	March 31, 2003 (unaudited)	December 31, 2002
ASSETS		
Current Assets		
Accounts receivable	$ **56,685**	$ 36,701
Prepaid expenses	**8,508**	7,598
	65,193	44,299
Deferred charge	**268**	386
Property, plant and equipment	**868,865**	688,338
Accumulated depletion and depreciation	**(146,326)**	(125,790)
	722,539	562,548
Goodwill	**70,539**	51,178
	$ **858,539**	$ 658,411
LIABILITIES AND UNITHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ **68,067**	$ 45,926
Distributions payable	**8,173**	6,376
Debenture payable	**2,401**	3,225
Current portion of obligation under capital lease	**1,492**	1,275
Bank debt (Note 7)	**-**	73,355
	80,133	130,157
Bank debt (Note 7)	**149,447**	-
Hedging and capital lease obligations	**3,558**	3,806
Deferred revenue	**563**	612
Future income taxes	**158,369**	143,339
Future site restoration and abandonment	**15,008**	8,738
	407,078	286,652
Unitholders' Equity		
Capital (Note 3)	**418,675**	317,734
Convertible preferred shares (Note 3)	**8,566**	8,566
Convertible debentures (Note 3)	**39,538**	42,363
Accumulated earnings	**29,498**	22,309
Accumulated distributions (Note 4)	**(44,816)**	(19,213)
	451,461	371,759
	$ **858,539**	$ 658,411

Subsequent Event – Note 7

See accompanying notes to consolidated financial statements

Consolidated Statements of Earnings and Accumulated Earnings (Note 1)

(thousands of dollars except per unit amounts) (unaudited)	Three months ended March 31 2003	2002
Revenue		
Petroleum and natural gas sales	$ **64,022**	$ 28,202
Royalties (net of ARTC)	**(15,510)**	(5,221)
	48,512	22,981
Expenses		
Operating	**9,006**	5,142
General and administrative	**1,880**	815
Interest	**1,920**	1,646
Depletion, depreciation and amortization	**20,653**	14,696
Provision for site restoration	**1,425**	500
	34,884	22,799
Earnings before taxes	**13,628**	182
Provision for capital taxes	**529**	355
Provision for (recovery of) future income taxes	**5,910**	(199)
Net earnings	**7,189**	26
Accumulated earnings, beginning of period	**22,309**	25,447
Accumulated earnings, end of period	$ **29,498**	$ 25,473
Net earnings per unit		
Basic	$ **0.06**	$ -
Diluted	$ **0.06**	$ -
Weighted average units outstanding		
Basic	**116,696**	48,093
Diluted	**116,965**	48,578

See accompanying notes to consolidated financial statements

Consolidated Statement of Cash Flows (Note 1)

(thousands of dollars except per unit amounts) (unaudited)	Three months ended March 31 2003	2002
Cash flows related to the following activities		
Operating Activities		
Net earnings	$ **7,189**	$ 26
Adjustments for:		
Depletion, depletion and amortization	**20,653**	14,696
Provision for site restoration	**1,425**	500
Provision for (recovery of) future income taxes	**5,910**	(199)
Cash flows from operations	**35,177**	15,023
Changes in non-cash operating working capital	**(376)**	3,495
Cash flows provided by operating activities	**34,801**	18,518
Financing Activities		
Proceeds from bank debt	**17,635**	3,296
Repayment of debentures	**(824)**	-
Proceeds from issuance of units and shares, net of issue costs	**2,254**	(6)
Reduction of hedging, capital lease obligations and deferred revenue	**(1,301)**	(288)
Distribution to unitholders	**(23,806)**	-
Other	**(110)**	-
Cash flows provided by (used in) financing activities	**(6,152)**	3,002
Investing Activities		
Petroleum and natural gas property expenditures	**(10,527)**	(18,842)
Acquisition of subsidiary (Note 2)	**(20,444)**	-
Changes in non-cash investing working capital	**2,322**	(2,678)
Cash used in investing activities	**(28,649)**	(21,520)
Cash, beginning and end of period	$ **-**	$ -

The Trust paid the following cash amounts:		
Interest	$ **395**	$ 1,646
Capital taxes	$ **259**	$ 355

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all tabular amounts expressed in thousands of dollars except per unit amounts)

1. Significant Accounting Policies

The interim consolidated financial statements of Acclaim Energy Trust ("Acclaim") have been prepared by management following the same accounting policies and methods that were used in and disclosed in the audited annual consolidated financial statements for the year ended December 31, 2002. Certain information and footnote disclosure normally included in the audited annual consolidated financial statements has been condensed or omitted. These interim financial statements should be read in conjunction with the most recent audited annual consolidated financial statements.

The business combination of Acclaim and Ketch Energy Ltd. ("Ketch Energy") which occurred on October 1, 2002 was accounted for as a reverse takeover of Acclaim by Ketch Energy. Accordingly, these consolidated financial statements include the results of operations and cash flows of the combined Trust for the three months ended March 31, 2003, but the comparative figures for the prior year are the results of operations and cash flows of Ketch Energy only.

All numbers of shares of Ketch Energy up to the business combination on October 1, 2002 have been restated using the exchange ratio of 1.15 Ketch Energy shares for each Acclaim unit.

2. Acquisition of Elk Point Resources Inc.

On January 28, 2003 the Trust completed the acquisition of Elk Point Resources Inc. ("Elk Point"). The acquisition was accounted for by the purchase method of accounting. An estimate of the allocation to the fair value of the assets is as follows:

Allocation of purchase price:		
Net working capital	$	853
Petroleum and natural gas properties		170,000
Goodwill		19,361
Future income taxes		(9,119)
Bank debt		(58,457)
Hedging and lease obligation		(1,378)
Provision for future site restoration		(4,846)
	$	116,414
Consideration was comprised of:		
Issuance of 26,293 units (Note 3)	$	95,970
Cash		10,890
Transaction costs		9,554
	$	116,414

Concurrent with the acquisition of Elk Point, the credit facility with the syndicate of banks was increased to an aggregate of $195 million from an aggregate of $150 million. As stated in Note 7 the credit facility will be further increased to $270 million in conjunction with the west central Alberta property acquisition.

3. Capital

a) Trust Units	Number of Units (000's)		Amount
Balance, December 31, 2002	98,099	$	317,734
Units issued pursuant to acquisition – Elk Point	26,293		95,970
Units issued pursuant to private placement, net of costs	548		1,941
Units issued on conversion of debentures	697		2,717
Exercise of unit options	16		50
Issued for employee savings plan	82		263
Balance, March 31, 2003	125,735	$	418,675

b) Convertible Preferred Shares	Number of Shares (000's)		Amount
Balance, March 31, 2003	1,763	$	8,566

c) Convertible Debentures	Number of Units Available on Conversion (000's)		Amount
Balance, December 31, 2002	11,324	$	42,363
Issue costs	-		(108)
Converted to units during the period	(697)		(2,717)
Balance, March 31, 2003	10,627	$	39,538

d) Unit Based Compensation Plan	Number of Options (000's)		Weighted Average Exercise Price
Balance, December 31, 2002	5,146	$	3.94
Granted	1,157		4.05
Exercised	(16)		3.11
Balance, March 31, 2003	6,287	$	3.96

Had the fair value method been used to account for its unit based compensation plan, the impact of options granted on the Trust's proforma net earnings would have been negligible.

4. Distributions to Unitholders

The following distributions have been made to unitholders:

Record Date	Payment Date	$/Unit		Distribution
Distributions on issued units				
October 31, 2002	November 20, 2002	0.065	$	6,324
November 30, 2002	December 20, 2002	0.065		6,325
December 31, 2002	January 20, 2003	0.065		6,376
		0.195		19,025
January 31, 2003	February 20, 2003	0.065		8,109
February 28, 2003	March 20, 2003	0.065		8,149
March 31, 2003	April 20, 2003	0.065		8,173
		0.195		24,431
Accumulated distributions on units				43,456
Distributions (interest) on convertible debentures				
December 31, 2002	June 30, 2003	-		188
March 31, 2003	June 30, 2003	-		1,172
Accumulated distributions (interest) on convertible debentures				1,360
Accumulated distributions			$	44,816

5. Hedging

The following hedge commitments have been put in place as noted below:

2003 Commodity Contracts	Q2	Q3	Q4
Natural Gas			
Fixed price (GJ/d)	8,000	8,000	2,667
Average price	$5.06	$5.06	$5.06
Collars (GJ/d)	22,000	22,000	17,333
Average floor price	$4.50	$4.50	$4.97
Average ceiling price	$6.28	$6.28	$8.98
Call options	8,000	8,000	4,667
Average call option price	$4.69	$4.69	$4.69
Crude Oil			
Fixed price (bbls/d)	433	500	500
Average price (US$)	$28.79	$28.25	$28.08
Collars (bbls/d)	4,000	4,000	4,000
Average floor price	$23.75	$24.00	$24.00
Average ceiling price	$28.98	$29.73	$29.73

2004 Commodity Contracts

Daily Quantity	Contract Price	Index	Term
Natural Gas – Collars			
5,000 GJ	CDN$5.00 - 10.00	AECO	November 2002-April 2004
5,000 GJ	CDN$5.00 - 11.00	AECO	November 2002-April 2004
5,000 GJ	CDN$5.60 - 10.00	AECO	November 2003-April 2004
5,000 GJ	CDN$6.00 - 12.00	AECO	November 2003-April 2004
Crude Oil – Collars			
500 bbls	US$22.00 - 28.20	WTI	January 2004-June 2004
Crude Oil – Three Way Contracts			
1,000 bbls	US$20.00 - 24.00 - 30.20	WTI	January 2004-July 2004
500 bbls	US$21.00 - 24.50 - 30.15	WTI	January 2004-July 2004
1,000 bbls	US$21.00 - 25.00 - 29.45	WTI	January 2004-December 2004
1,000 bbls	US$21.25 - 24.50 - 29.95	WTI	July 2004-December 2004

6. Commitments and Guarantees

In addition to hedging commitments, the Trust has various commitments and guarantees in the normal course of business, none of which, in management's view, are significant.

7. Subsequent Events

On May 5, 2003 Acclaim announced that it had entered into an agreement to purchase certain oil and gas assets in west central Alberta for approximately $141 million. The acquisition is expected to close mid to late June with an effective date of April 1, 2003. Completion of the transaction is subject to customary regulatory and other conditions, including rights of first refusal on less that 10 percent of the lands.

In conjunction with the transaction, Acclaim entered into a bought deal financing to sell 24.3 million Trust Units at $3.90 each to raise net proceeds of $90.2 million. In addition, Acclaim's existing credit facility will be amended and increased to $270 million, including a $255 million revolving facility and a $15 million operating facility. Pursuant to the terms of the facility, Acclaim may extend the revolving period for a further 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. Therefore, the credit facility has been classified as long-term on the balance sheet.

For further information contact:

Kerklan (Kerk) T. Hilton
Manager, Investor Relations
Telephone: (403) 539-6343
Investor toll free: 1-877-539-6300
Email: info@acclaimtrust.com

ADVISORY: The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. Certain information regarding Acclaim Energy Trust and Acclaim Energy Inc., including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital funds from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.


ACCLAIM
Energy Trust



FOR IMMEDIATE RELEASE

Acclaim Energy Trust Announces Trust Unit Consolidation

CALGARY, ALBERTA, May 30, 2003 – Acclaim Energy Trust (TSX: AE.UN) announces that at its annual and special meeting held on May 29, 2003, unitholders approved the consolidation of Acclaim's trust units on a one (1) for 2.5 basis. Acclaim anticipates that its trust units will begin trading on a consolidated basis on the Toronto Stock Exchange on Thursday, June 5, 2003.

Monthly distributions per trust unit will be adjusted consistent with the consolidation ratio. The June 20 distribution will be $0.065 per pre-consolidation trust unit ($0.1625 per post-consolidation trust unit), as announced previously. The next distribution which is anticipated to be payable on or about July 21, 2003 will be $0.1625 per trust unit, consistent with the consolidation ratio.

As a result of the consolidation, the conversion price of Acclaim's 11% convertible extendible unsecured subordinated debentures (TSX: AE.DB) has been adjusted to $9.75 per trust unit from $3.90 per pre-consolidation trust unit, consistent with the consolidation ratio.

Acclaim's new total number of outstanding units, when the consolidation becomes effective, will adjust to approximately 60 million.

J. Paul Charron, President and CEO stated, "we believe that this consolidation will improve comparability, on a per unit basis, to allow investors to more effectively evaluate Acclaim's performance within our oil and gas trust peer group and will allow greater consideration from potential US and Canadian institutional investors."

Acclaim Energy Trust is an open-end, actively managed Canadian income trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Upon completion of the west central Alberta property acquisition, originally announced May 5, Acclaim will produce approximately 23,000 barrels of oil equivalent per day (boe/d), 52 per cent weighted to natural gas, and 48 per cent to oil and natural gas liquids. The Trust's monthly distributions are 100 per cent tax deferred through 2003 for both Canadian and US investors. Since October 2002, Acclaim's production has increased 53 per cent, while total reserves of 83 million boe have increased more than 67 per cent. On a diluted per unit basis, production has increased 5 per cent in the same time period while established reserves have increased 15 per cent.

For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com.

\- 30 -

For further information contact:

Kerklan (Kerk) T. Hilton
Manager, Investor Relations
(403) 539-6343
Toll free: 1-877-539-6300
E-mail: info@acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

ACCLAIM ENERGY TRUST

Instrument of Proxy
For the Annual and Special Meeting of Unitholders

The undersigned holder ("Unitholder") of trust units ("Trust Units") of Acclaim Energy Trust (the "Trust") hereby appoints Robert G. Brawn, Chairman of Acclaim Energy Inc. ("Acclaim Energy"), of the City of Calgary, in the Province of Alberta, or, failing him, J. Paul Charron, President and Chief Executive Officer of Acclaim Energy, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing,____, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual and Special Meeting of the Unitholders of the Trust (the "Meeting"), to be held on May 29, 2003 and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below. Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Trust Units represented by this instrument of proxy in the following manner:

1. **FOR ☐ or WITHHOLD FROM VOTING FOR ☐** the appointment of Computershare Trust Company of Canada, as trustee of the Trust for the ensuing year;

2. **FOR ☐ or WITHHOLD FROM VOTING FOR ☐** the election of eight (8) directors of Acclaim Energy as specified in the Information Circular - Proxy Statement of the Trust dated April 17, 2003 (the "Information Circular - Proxy Statement");

3. **FOR ☐ or WITHHOLD FROM VOTING FOR ☐** the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Trust for the ensuing year;

4. **FOR ☐ or AGAINST ☐** the ordinary resolution approving the adoption of a new trust unit option plan of the Trust as specified in the Information Circular – Proxy Statement;

5. **FOR ☐ or AGAINST ☐** the ordinary resolution authorizing the issuance by the Trust of Trust Units in connection with the acquisition of all of the issued and outstanding shares of Acclaim Energy Management Inc. as specified in the Information Circular – Proxy Statement;

6. **FOR ☐ or AGAINST ☐** the ordinary resolution approving a private placement by the Trust of up to 625,000 Trust Units as specified in the Information Circular – Proxy Statement;

7. **FOR ☐ or AGAINST ☐** the special resolution permitting the Trustee of the Trust at the direction of the Board of Directors of Acclaim Energy to consolidate the issued and outstanding Trust Units on a one (1) for 2.5 basis; and

8. At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may properly be brought before the Meeting or any adjournment thereof, in such manner as such proxyholder, in his sole judgment may determine.

This Instrument of Proxy is solicited on behalf of the management of the Trust. The Trust Units represented by this Instrument of Proxy will be voted and, where the Unitholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters. Each Unitholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a Unitholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxies heretofore given.

Dated this ____ day of _______________, 2003.

____
(signature of Unitholder)

____
(Name of Unitholder - please print)

NOTES:

1. If the Unitholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 24 hours before the time set for the holding of the Meeting or any adjournments thereof. A proxy is valid only at the Meeting in respect of which it is given or any adjournment(s) of that Meeting.

ACCLAIM ENERGY TRUST

Instrument of Proxy
For Annual and Special Meeting of Unitholders

The undersigned holder ("Unitholder") of trust units ('Units") of Acclaim Energy Trust (the "Trust') hereby appoints Robert G. Brawn, Chairman of Acclaim Energy Inc. ("Acclaim Energy"), of the City of Calgary, in the Province of Alberta, or, failing him, Jack C. Lee, President and Chief Executive Officer of Acclaim Energy, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing, ______________________ as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual and Special Meeting of the Unitholders of the Trust (the "Meeting"), to be held on May 14, 2002 and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below. Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Units represented by this instrument of proxy in the following manner:

1. **FOR** ______ **or WITHHOLD FROM VOTING FOR** ______ the appointment of Computershare Trust Company of Canada, as trustee of the Trust for the ensuing year;

2. **FOR** ______ **or WITHHOLD FROM VOTING FOR** ______ the selection of five (5) of the seven (7) directors of Acclaim Energy as specified in the Information Circular - Proxy Statement of the Trust dated March 31, 2002 (the "Information Circular - Proxy Statement");

3. **FOR** ______ **or WITHHOLD FROM VOTING FOR** ______ the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Trust for the ensuing year;

4. **FOR** ______ **or AGAINST** ______ the ordinary resolution approving the Unit Purchase Plan more particularly described in the Information Circular – Proxy Statement;

5. At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may properly be brought before the Meeting or any adjournment thereof, in such manner as such proxyholder, in his sole judgment may determine.

This Instrument of Proxy is solicited on behalf of the management of the Trust. The Units represented by this Instrument of Proxy will be voted and, where the Unitholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters. Each Unitholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a Unitholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxies heretofore given.

Dated this ____ day of __________________, 2002.

____
(signature of Unitholder)

____
(Name of Unitholder – please print)

NOTES:

1. If the Unitholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.
2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the Units are registered.
3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.
4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Computershare Trust Company of Canada, Proxy Department, 600, 530 - 8th Avenue SW., Calgary, Alberta T2P 3S8, not less than 24 hours before the time set for the holding of the Meeting or any adjournment thereof. A proxy is valid only at the Meeting in respect of which it is given or any adjournment(s) of that Meeting.

ACCLAIM ENERGY TRUST
Notice of Annual and Special Meeting of Unitholders

TO: THE UNITHOLDERS OF ACCLAIM ENERGY TRUST

TAKE NOTICE that an Annual and Special Meeting (the "Meeting') of the holders ("Unitholders") of trust units ('Trust Units") of Acclaim Energy Trust (the "Trust") will be held in the Devonian Room of the Calgary Petroleum Club, located at 319 - 5th Avenue S.W., Calgary, Alberta, on Tuesday, the 14th day of May, 2002, at 3:00 p.m. (Calgary time) for the following purposes:

1. to receive and consider the consolidated financial statements of the Trust for the year ended December 31, 2001 and the auditors' report thereon;
2. to appoint the Trustee of the Trust;
3. to select five (5) of the seven (7) directors of Acclaim Energy Inc.;
4. to appoint auditors of the Trust;
5. to consider and if thought fit pass a resolution approving the Unit Purchase Plan, as more particularly described in the Information Circular – Proxy Statement, accompanying and forming part of this Notice; and
6. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Unitholders of the Trust who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with Computershare Trust Company of Canada, Proxy Department, 600, 530 - 8th Avenue SW, Calgary, Alberta T2P 3S8. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 24 hours before the time set for the holding of the Meeting or any adjournment thereof.

Computershare Trust Company of Canada, the Trustee of the Trust, has fixed the record date for the Meeting at the close of business on April 9, 2002 (the "Record Date"). Unitholders of record will be entitled to vote those Units included in the list of Unitholders prepared as at the Record Date at the Meeting. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

DATED at Calgary, Alberta, this 31st day of March, 2002.

BY ORDER OF COMPUTERSHARE TRUST COMPANY OF CANADA,
by ACCLAIM ENERGY INC.

(signed) "Jack C. Lee"
President and Chief Executive Officer

ACCLAIM ENERGY TRUST

ANNUAL INFORMATION FORM
2002

May 7, 2003

TABLE OF CONTENTS

Page

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual information form, and in certain documents incorporated by reference into this annual information form, constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust and Acclaim Energy believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this annual information form should not be unduly relied upon. These statements speak only as of the date of this annual information form or as of the date specified in the documents incorporated by reference into this annual information form, as the case may be.

In particular, this annual information form, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

- oil and natural gas production levels;
- capital expenditure programs;
- the quantity of the oil and natural gas reserves;
- projections of market prices and costs;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; and
- treatment under governmental regulatory regimes.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this annual information form:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems;
- fluctuations in foreign exchange or interest rates and stock market volatility;
- failure to realize the anticipated benefits of acquisitions including the Ketch Energy Arrangement and the Elk Point Arrangement; and
- the other factors discussed under "Risk Factors".

These factors should not be construed as exhaustive. Neither the Trust nor Acclaim Energy undertakes any obligation to publicly update or revise any forward-looking statements.

NOTE TO READER

On October 1, 2002, the Trust completed the Ketch Energy Arrangement pursuant to which it indirectly acquired all of the issued and outstanding common shares of Ketch Energy. As the former shareholders of Ketch Energy held a majority of the Units of the Trust after the business combination, the Ketch Energy Arrangement has been accounted for using the reverse take-over form of the purchase method of accounting for business combinations.

Accordingly, unless otherwise noted, all historical financial, operational and oil and natural gas reserve information contained in this annual information form, together with the management's discussion and analysis of financial condition and results of operations incorporated by reference in this annual information form, include the results of Ketch Energy for the full year 2002 and those of the Trust from the date of the Ketch Energy Arrangement on October 1, 2002. Similarily, unless otherwise noted, comparative figures from and references to prior years are those of Ketch Energy.

Additionally, except where otherwise noted, historical financial, operational and oil and natural gas reserve information contained in this annual information form do not reflect the completion of the Elk Point Arrangement on January 28, 2003.

ACCLAIM ENERGY TRUST

General

The Trust is an open-end unincorporated trust established under the laws of the Province of Alberta pursuant to the Trust Indenture. On April 20, 2001, in connection with the Danoil Merger, the name of the Trust was changed to "Acclaim Energy Trust" from "Western Facilities Fund". The principal office of the Trust is located at 1800, 255 - 5th Avenue S.W., Calgary, Alberta, T2P 3G6.

The Trust owns all of the outstanding Acclaim Common Shares and Acclaim Notes. Acclaim Energy is the corporation resulting from the amalgamation on April 20, 2001 of Danoil and Nevis, the amalgamation on January 1, 2002 of Acclaim Energy, Carrack Energy Inc. and Vintage Resource Corp. and the amalgamation on January 1, 2003 of Acclaim Energy and Ketch Energy. Acclaim Energy's head and principal office is located at 1800, 255 - 5th Avenue S.W., Calgary, Alberta, T2P 3G6.

The Trust was originally established in January 1997 as a limited-purpose trust to acquire and hold the common shares of Nevis and the Nevis Notes. The Trust's initial business, through Nevis, was the gathering, processing and transportation of oil and gas products through its ownership of certain natural gas processing and transportation facilities located east of Red Deer, Alberta and subsequently a crude oil transportation pipeline located in northeastern British Columbia. Nevis operated these facilities and the pipelines until the completion of their sale in August 2000.

As a result of the Danoil Merger effective April 20, 2001, the completion of the Ketch Energy Arrangement effective October 1, 2002 and the completion of the Elk Point Arrangement effective January 28, 2003, Acclaim Energy now carries on the oil and gas business previously carried on by Danoil, Ketch Energy and Elk Point and the Trust participates in the cash flow from such business through its direct and indirect ownership of the Acclaim Notes, the NPI and the common shares of the Operating Entities. Acclaim Energy, directly and through its subsidiaries, is actively involved in the acquisition, production, processing, transporting and marketing of crude oil, natural gas liquids and natural gas in Alberta, British Columbia and Saskatchewan. See "– The Danoil Merger", "– The Ketch Energy Arrangement" and "– The Elk Point Arrangement".

Organizational Structure of the Trust

The following diagram sets forth the organizational structure of the Trust:


Unitholders (1) (2) (3)
Cash Distributions (5)
Units (100%)
Acclaim Energy Trust
Cash Flow (4)
Acclaim Common Shares (100%)
Acclaim Notes (100%)
Acclaim Energy Inc. (2) (3)

Notes:

(1) The Unitholders own 100% of the equity of the Trust.
(2) Acclaim Energy also has outstanding $2.6 million principal amount of Debentures which were issued to the holders of Units immediately prior to completion of the Danoil Merger. Through the Voting Trustee's holding of the Special Voting Unit, the holders of Debentures are entitled to 29,171,824 votes at meetings of Unitholders (approximately 19% of the outstanding votes at April 30, 2003) until the Debentures are repaid in full.
(3) Acclaim Energy also has 1,762,954 Acclaim Preferred Shares issued and outstanding. See "– The Ketch Energy Arrangement".
(4) Cash flow represents payments made by Acclaim Energy to the Trust in respect of principal and interest payments on the Acclaim Notes, the NPI and dividends on the Acclaim Common Shares.
(5) Cash distributions are made to Unitholders monthly based upon the Trust's cash flow.

The Danoil Merger

On April 20, 2001, Danoil, Nevis and the Trust combined their respective businesses (the "Danoil Merger") pursuant to a plan of arrangement and certain related transactions as a result of which, among other things: the Trust changed its name to "Acclaim Energy Trust" from "Western Facilities Fund"; Danoil and Nevis amalgamated to form Acclaim Energy, which became a wholly-owned subsidiary of the Trust; holders of Units on the effective date (the "Effective Date") of the Danoil Merger received a distribution consisting of their proportionate share of the Debentures (approximately $0.807 per pre-consolidation Unit and $23.5 million in the aggregate); a Special Voting Unit representing 29,171,824 votes at meetings of Unitholders was issued to the Voting Trustee to be held for the benefit of the holders of Debentures pursuant to the Voting Trust Agreement; the Units outstanding on the Effective Date were consolidated on a 1-for-14 basis, resulting in approximately 2,083,701 post-consolidation Units; and holders of Class A common shares of Danoil on the Effective Date received one post-consolidation Unit for each Danoil Class A common share held resulting in the issue of approximately 22,861,927 post-consolidation Units.

The Ketch Energy Arrangement

On October 1, 2002, the Trust completed the Ketch Energy Arrangement pursuant to which it indirectly acquired all of the issued and outstanding common shares of Ketch Energy in exchange for approximately 56 million Units. Ketch Energy was a natural resource company focusing its efforts on exploring for, developing, acquiring and producing petroleum and natural gas in the Western Canadian Sedimentary Basin. As part of the Ketch Energy Arrangement, the ExploreCo Assets were sold to Ketch Resources Ltd. and the common shares of Ketch Resources Ltd. were distributed to the former holders of Ketch Energy common shares. Completion of the Ketch Energy Arrangement added production of approximately 9,700 boe/d, 30,610 mboe of Proved Reserves, 36,634 mboe of Established Reserves and approximately 247,000 net acres of undeveloped lands to the Trust.

The completion of the Ketch Energy Arrangement resulted in the transition to the current management team led by Mr. J. Paul Charron, President and Chief Executive Officer, the former Vice President and Chief Financial Officer of Ketch Energy, and also includes Brent D. Defosse, Vice President, Production and Chief Operating Officer, Richard J. Tiede, Vice President, Business Development, Grace D. Stickland, Vice President, Land, David J. Broshko, Vice President, Finance and Chief Financial Officer and Stephanie A. Bunch, Controller. The board of directors of Acclaim Energy was also reconstituted in connection with the

completion of the Ketch Energy Arrangement to include Robert G. Brawn, Chairman, Jack C. Lee, Vice Chairman, J. Paul Charron, Grant B. Fagerheim, Noel A. Cleland, Frank W. King and R. Carl Smith.

As a condition of the Ketch Energy Arrangement, Acclaim Energy acquired all of the issued and outstanding shares of Acclaim Management in exchange for the issuance of 1,762,954 Acclaim Preferred Shares with the result that the Management Agreement with the Manager was terminated. See "Additional Information Respecting Acclaim Energy Inc. – Share Capital of Acclaim Energy" for a description of the Acclaim Preferred Shares.

The Elk Point Arrangement

On January 28, 2003, the Trust completed the Elk Point Arrangement pursuant to which it acquired all of the issued and outstanding common shares of Elk Point in exchange for approximately 26.3 million Units and $10.9 million in cash. The Trust also assumed Elk Point's net total debt in the approximate amount of $56 million. Elk Point was a natural resource company focusing its efforts on exploring for, developing, acquiring and producing petroleum and natural gas in the Western Canadian Sedimentary Basin and in the Powder River Basin of the United States. As part of the Elk Point Arrangement, the Burmis Assets were sold to Burmis Energy Inc. and the common shares of Burmis Energy Inc. were distributed to the former holders of Elk Point common shares. The Burmis Assets were comprised of oil and gas properties in the Powder River Basin of Wyoming and the San Joaquin Basin of California and certain minor Alberta properties. Completion of the Elk Point Arrangement added producing oil and gas properties located principally in the west central and Peace River Arch areas of Alberta producing approximately 6,200 boe/d and 135,000 net acres of undeveloped lands. Acclaim Energy estimates the reserves associated with these properties to be approximately 15,600 mboe of Proved Reserves and 18,500 mboe of Established Reserves.

Summary Description of Business

Acclaim Energy Trust

The principal undertaking of the Trust is to indirectly acquire and hold, through its wholly-owned subsidiary, Acclaim Energy and its subsidiaries, interests in petroleum and natural gas properties and assets related thereto. The Trust's primary assets are currently the Acclaim Common Shares, the NPI and the Acclaim Notes.

Through the Trust, Unitholders participate in distributions from Acclaim Energy to the extent authorized by the Board of Directors of Acclaim Energy. In accordance with the terms of the Trust Indenture, the Trust makes cash distributions to Unitholders of the interest income earned from and repayments of principal on the Acclaim Notes, dividends (if any) received on the Acclaim Common Shares and payments received pursuant to the NPI. Acclaim Energy endeavors to retain approximately 5% to 20% of its cash flow over time to fund capital expenditures and to distribute the balance to the Trust. The actual percentage retained by Acclaim Energy is subject to the discretion of the Board of Directors of Acclaim Energy and will vary from month to month depending on, among other things, the current and anticipated commodity price environment. See "Additional Information Respecting Acclaim Energy Trust".

Acclaim Energy Inc.

Acclaim Energy, directly and through its subsidiaries, is actively involved in the acquisition, exploitation, development, production, processing and marketing of crude oil, natural gas liquids and natural gas in Alberta, British Columbia and Saskatchewan. See "Business and Properties of Acclaim Energy Inc." and "Additional Information Respecting Acclaim Energy Inc.".

BUSINESS AND PROPERTIES OF ACCLAIM ENERGY INC.

Acclaim Energy, directly and through its subsidiaries, is actively involved in the acquisition, exploitation, production, processing and marketing of crude oil, natural gas liquids and natural gas in Alberta, British Columbia and Saskatchewan.

General Development of the Business

Over the past five years, Acclaim Energy has evolved from a company that purchased assets, optimized and developed those assets and subsequently sold the assets at a higher value, to a full cycle exploration and production company and, effective April 20, 2001, to the operating entity of an energy income trust. Acclaim Energy now focuses its efforts primarily on acquisition opportunities, especially those that offer a stable production base with the potential of upside through development drilling and production optimization.

Acclaim Energy maintains a high working interest in its core areas, and operates virtually all of its production. This enables it to maintain maximum operational flexibility and to be able to adjust the nature and timing of its expenditures. Production rates as at December 31, 2002 were approximately 51% crude oil and natural gas liquids with the balance being natural gas (5,571 bbls/d of light and medium crude oil, 2,050 bbls/d of heavy crude oil and 43.3 mmcfd of natural gas).

During 2002, Acclaim spent approximately $59.3 million on capital expenditures, calculated using reverse take-over accounting rules. The majority of these expenditures were incurred by Ketch Energy prior to the Ketch Energy Arrangement. Subsequent to the Ketch Energy Arrangement, Acclaim incurred approximately $4.9 million of capital expenditures, or 23% of its cash flow for the fourth quarter.

Significant Acquisitions and Dispositions

Since early 1997, Acclaim Energy has completed seven corporate acquisitions as well as a number of individual asset purchases and dispositions.

In 1998, Acclaim Energy acquired Coachlight Resources Ltd. for $1.2 million in cash, the assumption of $2.2 million of debt and share consideration assigned a deemed value of $2.8 million. In addition, Acclaim Energy made six individual asset purchases for total consideration of $4.2 million. For a total cost of $10.4 million, Acclaim Energy acquired Established Reserves of 1,913 mboe, equating to a cost of $5.43 per BOE. Acclaim Energy also sold a number of minor properties as well as its interest in the Carson Creek East gas plant, through a sale and lease back arrangement, for total consideration of $6.6 million.

In 1999, Acclaim Energy sold one property for $2.0 million, which equated to $9.74 per BOE of Established Reserves.

In 2000, Acclaim Energy acquired Carrack Energy Inc. for $6.1 million in cash plus 1.5 million warrants, exercisable at $2.50 per warrant for a two year term. Acclaim Energy also acquired Basinview Energy Inc. for $10.1 million cash and the assumption of $5.5 million of debt. In addition, Acclaim Energy made five asset purchases for a total consideration of $2.0 million during the year. For a total cost of $23.6 million, Acclaim Energy acquired Established Reserves of 2,768 mboe, equating to a cost of $8.52 per BOE. Acclaim Energy sold two properties for $0.8 million, which equated to $23.70 per BOE of Proved plus risked Probable Reserves.

In 2001, Acclaim Energy made one smaller asset purchase of 269 mboe of Proved Reserves, equating to a cost of $4.04 per BOE. Acclaim Energy sold its interests in 66 wells at Dodsland which formed part of an option from a sale in 1997. Established Reserves of 533 mboe were sold for $4.7 million, or $8.87 per BOE.

In November 2001, Acclaim Energy entered into joint venture agreements to conduct a development and exploration program with three private industry participants as a means of realizing the value inherent in Acclaim Energy's undeveloped land holdings at a reduced risk and level of capital expenditure to Acclaim Energy. The joint venture program included the drilling and/or recompletion of 18 exploration and development wells, one two-dimensional and one three-dimensional seismic program. The program resulted in 10 producing gas wells (5.9 net), two producing gas wells (0.8 net), two potential gas wells (1.1 net) and four abandonments (1.6 net).

On February 21, 2002, the Trust completed a public offering of 4.375 million Units at $3.45 per Unit to raise gross proceeds of $15.1 million.

On September 12, 2002, the Trust completed a public offering of 9.55 million subscription receipts at $4.20 per subscription receipt to raise gross proceeds of $40.1 million. A total of 9.55 million Units were issued on October 1, 2002 pursuant to the subscription receipts upon the closing of the Ketch Energy Arrangement.

On October 1, 2002, the Trust completed the Ketch Energy Arrangement pursuant to which it indirectly acquired all of the issued and outstanding common shares of Ketch Energy in exchange for approximately 56 million Units. As a condition of the Ketch Energy Arrangement, Acclaim Energy acquired all of the issued and outstanding shares of the Manager in exchange for the issuance of 1,762,954 Preferred Shares with the result that the Management Agreement with the Manager was terminated. See "Acclaim Energy Trust – The Ketch Energy Arrangement".

On December 17, 2002, the Trust completed a public offering of $45 million principal amount of Convertible Debentures. See "Additional Information Respecting Acclaim Energy Trust – Convertible Debentures of the Trust".

On January 28, 2003, the Trust completed the Elk Point Arrangement pursuant to which it indirectly acquired all of the issued and outstanding common shares of Elk Point in exchange for approximately 26.3 million Units and $17.4 million in cash, including transaction costs. The Trust also assumed Elk Point's net total debt in the approximate amount of $56 million dollars. See "Acclaim Energy Trust – The Elk Point Arrangement".

Recent Developments

On May 5, 2003 the Trust entered into an agreement to acquire a package of long-life, high quality, light oil and natural gas producing properties in west central Alberta for approximately $141 million. The acquisition is expected to close mid to late June, with an effective date of April 1, 2003. Completion of the transaction is subject to customary regulatory and other conditions, including rights of first refusal on less than 10% of the lands.

On May 5, 2003 the Trust also entered into a bought deal financing with a syndicate of underwriters led by CIBC World Markets Inc. to sell 19.25 million Units at $3.90 per Unit to raise gross proceeds of $75.075 million. In addition, TD Securities Inc. has provided an underwritten credit facility in the amount of $270 million that will replace the Trust's existing facilities, initially fund the acquisition and provide for future capital expenditures.

For a description of these recent developments, reference is made to the sections entitled "Information Concerning the Gilby/Willesden Green Acquisition", "Effect of the Gilby/Willesden Green Acquisition on the Trust", "Consolidated Capitalization of the Trust", "Plan of Distribution", "Audited Schedule of Revenues and Operating Expenses for the Gilby/Willesden Green Properties for the year ended December 31, 2002" and "Pro Forma Financial Statements of the Trust for the year ended December 31, 2002" contained in the preliminary short form prospectus of the Trust dated May 7, 2003 which sections are incorporated herein by reference.

Principal Properties

The following is a description of Acclaim Energy's principal oil and natural gas properties as at January 1, 2003 on a pro forma basis after giving effect to the Elk Point Arrangement. The term "net", when used to describe Acclaim Energy's share of production, means the total of Acclaim Energy's working interest share before deduction of royalties owned by others.

Acclaim Energy's operations are exclusively focused in Western Canada, concentrated in five distinct geographic regions with considerable multi-zone upside potential. Acclaim Energy operates the majority of its production and has accumulated a large opportunity profile for continued growth through its detailed technical analysis and operational expertise.

Northern Region

Tangent

The Tangent property in the Peace River Arch area of Alberta, acquired pursuant to the Ketch Energy Arrangement, is one of Acclaim Energy's core properties for gas production. Gas is produced in over 18 zones – from the Cretaceous Dunvegan to the Granite Wash in the Precambrian basement. Drill depths are shallow to intermediate yet provide Acclaim Energy with exposure to medium to high-deliverability gas production. Acclaim Energy's working interests in Tangent range from 50 to 100% and Acclaim Energy operates two gas facilities and one oil battery.

As at the date hereof, net production from this area is 150 bbls/d of oil and liquids and 6,800 mcf/d of gas for total production of 1,280 boe/d.

Valhalla

The Valhalla property, acquired pursuant to the Elk Point Arrangement, is located approximately 35 miles northwest of Grand Prairie, Alberta, and is a high netback, non-operated, light oil property with both associated and non-associated gas production. A recent waterflood pilot project in the Montney "C" pool has shown positive production response and there is an opportunity to expand the waterflood over the whole pool which management believes has the potential to significantly increase production. The property includes a 16.33% working interest in an oil battery and gathering system and a solution gas compressor, as well as a 25% working interest in a water injection plant. Acclaim Energy has a 25% working interest in a recent gas discovery in nearby Spirit River.

As at the date hereof, net production from this area is 350 bbls/d of oil and liquids and 2,300 mcf/d of natural gas for total production of 730 boe/d.

Saddle Hills

The Saddle Hills property, acquired pursuant to the Elk Point Arrangement, is located approximately 25 miles northwest of Grand Prairie, Alberta. Acclaim Energy has a 70% working interest in a sweet compression facility and a 30% working interest in a sour gas gathering and compression facility at Saddle Hills, both of which are tied into the AEC West Sexsmith gas plant. As at the date hereof net production from this area is 20 bbls/d of oil and liquids and 2,000 mcf/d of natural gas for total production of 350 boe/d.

Pouce Coupe

The Pouce Coupe property, acquired pursuant to the Elk Point Arrangement, is located approximately 50 miles northwest of Grand Prairie, Alberta, and is an operated, high netback, light oil property featuring a 7% decline rate. This property includes a 62.8% working interest in an oil battery and water injection facility, as well as amine, refrigeration and gas compression facilities. Acclaim Energy operates the Pouce Coupe Boundary 'B' Unit No. 1.

As at the date hereof, net production is 220 bbls/d of oil and liquids and 550 mcf/d of natural gas for total production of 310 boe/d.

Ogston

The Ogston property, acquired pursuant to the Ketch Energy Arrangement, is located near Red Earth, Alberta and is an operated area with light oil production from the Granite Wash and Slave Point formations. Acclaim Energy and partners are actively pursuing optimization potential in the Slave Point Pool. The property includes a 20% working interest in an oil satellite and a 30% working interest in the wells.

As at the date hereof, net production from this property is 170 bbls/d of oil and liquids and 20 mcf/d of gas for total production of 170 boe/d.

Western Region

Bigoray/Lobstick

The Bigoray/Lobstick area was acquired pursuant to the Elk Point Arrangement and is located 65 miles west of Edmonton, Alberta. Acclaim Energy has working interests ranging from 9.7% in the Bigoray Unit No. 1 to 100% in non-unit lands. Acclaim Energy also has a 23.1% working interest in the Lobstick Glauconite Gas Unit No. 1 and the Lobstick gas processing facility. Acclaim Energy also has a 100% working interest in two producing horizontal Pekisko oil wells. Acclaim Energy participated in the drilling of two successful Glauconite gas wells with additional drilling locations identified targeting Nordegg gas and Pekisko oil.

As at the date hereof, net production from this area is 590 bbls/d oil and 3,500 mcf/d of gas for total production of 1,170 boe/d.

Westrose

The Westrose property was also acquired pursuant to the Elk Point Arrangement and is located approximately 40 miles southwest of Edmonton, Alberta. Acclaim Energy has operated working interests averaging 68% on 12,800 net acres of land. Acclaim Energy operates nine producing gas wells (6.9 net) and one 100% working interest producing oil well on this property.

Production comes from multiple horizons ranging from shallow Edmonton sands through Cretaceous to Jurassic Nordegg. Acclaim Energy's current primary targets are Glauconitic and Edmonton sands, with multiple productive horizons within the Edmonton.

As at the date hereof, net production is 120 bbls/d of oil and liquids and 2,800 mcf/d of gas for total production of 585 boe/d.

Pembina

Acclaim Energy holds a 100% working interest in the Pembina Cardium Unit No. 15, which was acquired pursuant to the Elk Point Arrangement. This property includes a central oil battery, water injection facilities and solution gas compression facilities as well as a gas pipeline facility to a third party gas plant. Future development plans include Cardium oil infill potential and waterflood optimization.

As at the date hereof, net production is 170 bbls/d of oil and liquids and 450 mcf/d of gas for total production of 245 boe/d.

Central Region

Morinville and Golden Spike

The Morinville and Golden Spike properties, located near Edmonton, are Acclaim Energy's key properties in the Central region and were acquired pursuant to the Ketch Energy Arrangement. With the prior acquisition of Post by Ketch Energy, Acclaim Energy is now the dominant player in the area. The region is rich in exploitation and development prospects for both oil and natural gas. The area produces from numerous formations, including natural gas and liquids from the Lower Mannville Ellerslie sandstone reservoirs and oil from Devonian aged Wabamun and Leduc formations. Acclaim Energy owns and operates gathering and processing facilities in Morinville, thereby limiting third party costs and generating custom processing revenues.

Acclaim Energy's average working interest in the area is 96% and Acclaim Energy operates 98% of its production. Acclaim Energy operates two gas facilities and one sour oil battery in Morinville and additional gas is processed through the ATCO Midstream-operated Carbondale and Golden Spike gas processing facilities.

As at the date hereof, net production from this area is 1,920 bbls/d of crude oil and liquids and 20,000 mcf/d of natural gas for total production of 5,250 boe/d.

Carson Creek, Alberta

The Carson Creek area of central Alberta is located approximately 90 miles northwest of Edmonton. The main productive zone is the Nordegg formation at an average depth of 5,500 feet, although production is also obtained from the Viking, Pekisko and Jurassic formations.

As at the date hereof, net production from this property is 1,740 mcf/d of natural gas for total production of 290 boe/d.

Judy Creek, Alberta

The Judy Creek area of central Alberta is approximately 100 miles northwest of Edmonton. The primary source of gas production at Judy Creek is the Pekisko formation at an average depth of 6,000 feet with the Viking, Notikewin and Gething formations also productive in certain parts of the area. Acclaim Energy has an interest in three (1.3 net) oil wells, 11 (7.6 net) gas wells and two (1.2 net) shut-in wells. The majority of Acclaim Energy's natural gas production is processed at a third party gas plant

As at the date hereof, net production from this area is 2,500 mcf/d of natural gas and 26 bbls/d of crude oil and liquids for total production of 450 boe/d.

East Central Region

Lloydminster Corridor, Alberta and Saskatchewan

Acclaim Energy has an interest in a number of producing properties in the Lloydminster area of Alberta and Saskatchewan, as well as undeveloped lands prospective for natural gas and/or heavy oil at depths of less than 2,200 feet. Acclaim Energy has a 100% working interest in two sections of land located approximately 15 miles northeast of Lloydminster at Tangleflags. Acclaim Energy holds a 100% working interest in the Baldwinton area, 45 miles southeast of Lloydminster

Acclaim Energy operates all of these properties and these assets represent a core area for Acclaim Energy with net production as at the date hereof of 2,900 bbls/d of crude oil and 7,600 mcf/d of natural gas for total production of 4,200 boe/d.

Southern Region

Bantry, Alberta

The Bantry medium gravity oil property is located 110 miles east of Calgary. The property was acquired pursuant to the Elk Point Arrangement and currently production is primarily from the Mannville formation at an average depth of 3,200 feet with the Nisku formation also being oil productive in two wells. Acclaim Energy (as a 60% owner) operates 16 (9.2 net) oil wells, 11 (6.6 net) shut-in or suspended wells and a central Battery and water disposal system.

As at the date hereof, net production from this property is 280 bbls/d of crude oil and 190 mcf/d of natural gas for total production of 320 boe/d.

Manyberries

The Manyberries property, acquired pursuant to the Ketch Energy Arrangement, is characterized by high quality, high working interest crude oil production. Acclaim Energy's operating strategy in this area is to control large original oil in place and to implement effective reservoir depletion strategies including water flooding, development drilling and exploitation drilling. The main productive horizon, the Lower Mannville Sunburst sandstone, has proven to be an excellent target for increased oil recovery through pressure maintenance and water flooding. Acclaim Energy operates 90% of its production and controls two central oil batteries and numerous single well batteries in this area.

As at the date hereof, net production from this property is 700 bbls/d of oil and liquids and 710 mcf/d of gas for total production of 820 boe/d.

Southwest Saskatchewan

These medium gravity oil properties are located approximately 50 miles southwest of Swift Current. Production is from the Upper and Lower Shaunavon formations at an average depth of 4,600 feet. Acclaim Energy operates the majority of the wells in the area, having interests in 52 gross (49.1 net) producing oil wells and seven (7.0 net) shut in or suspended wells

At Leitchville, Acclaim Energy operates the Leitchville Shaunavon Voluntary Unit (100% owned) that is comprised of 17 oil wells, two suspended oil wells, eight water injection wells and a water source well. The wells are all connected to the 100% owned central facility, which handles the production and also includes a water injection plant. The production facility is pipeline connected. Acclaim Energy also has a 100% working interest in non-Unit lands adjoining the Unit, with nine oil wells and three shut in or suspended wells on the lands.

At Leon Lake, Acclaim Energy owns an interest in 19 (16.5 net) producing oil wells, one net shut in well and a 100% owned battery. A portion of the reservoir is under a pilot waterflood.

At Clintonville, Acclaim Energy has an interest in five (4.6 net) producing oil wells and one net shut in well. Acclaim Energy drilled one oil well in early 2002 on the property and has plans to drill at least one more in 2003. Depending on drilling results, the area has the potential to be waterflooded.

As at the date hereof, net oil production from the southwest Saskatchewan area is 500 bbls/d of oil.

Southeast Saskatchewan

The southeast Saskatchewan area, acquired pursuant to the Ketch Energy Arrangement, produces light to medium gravity oil from the Mississippian Frobisher, Midale and Tilston formations, and also the Lower Cretaceous Wapella and Jurassic sands. The major producing properties are Viewfield, Elcott, Workman South and Wapella.

In the Viewfield area, Acclaim Energy is producing medium gravity oil from the Midale formation and light gravity oil from the Frobisher formations. In 2003, Acclaim Energy drilled two 100% working interest horizontal wells in the Frobisher formation, both currently producing, and plans to drill two further horizontals wells in 2003.

At Elcott Acclaim Energy is producing medium gravity oil from the Midale formation. The pool is on a pilot waterflood, with good potential to expand the flood, and increase the production and reserves. Current net production is 49 bbls/d of oil at an average depth of 4200 feet.

At Wapella Acclaim Energy is producing medium gravity oil from the Lower Cretaceous Wapella and Jurassic sands. Management of Acclaim Energy believes that there is an excellent opportunity to infill the pool, and recomplete wells into additional pay zones. Acclaim Energy's average working interest is approximately 43%.

As at the date hereof, net oil production from the southeast Saskatchewan area totals approximately 380 bbls/d of oil.

Coutts

Acclaim Energy owns an approximate 45% working interest in the Coutts Moulton Unit No. 1 and owns various working interests in three producing and two shut in gas wells, which were all acquired pursuant to the Elk Point Arrangement. Facilities at Coutts include oil treating, salt water disposal, water injection, solution gas injection and gas sales lines in which Acclaim Energy holds a 45% working interest in and operates.

The Moulton Unit No. 1 is under waterflood and gas re-injection. Acclaim Energy also has significant holdings in Non Unit oil and gas production.

As at the date hereof, net production from the area is 72 bbls/d of oil and 260 mcf/d of gas for total production of 115 boe/d.

Oil and Natural Gas Reserves

GLJ, independent petroleum consultants of Calgary, Alberta, prepared the GLJ Report No. 1 evaluating, effective January 1, 2003, the crude oil, natural gas liquids and natural gas reserves attributable to Acclaim Energy's properties as at December 31, 2002. GLJ also prepared the GLJ Report No. 2 evaluating, effective January 1, 2003, the crude oil, natural gas liquids and natural gas reserves attributable to the properties acquired by Acclaim Energy from Elk Point pursuant to the Elk Point Arrangement. The following table presents the reserves and net present values (based on escalating cost and price assumptions) represented by the GLJ evaluated properties for Acclaim Energy as at January 1, 2003 and for Acclaim Energy as at January 1, 2003 pro forma the reserves acquired pursuant to the Elk Point Arrangement.

All evaluations of future net revenues set forth in the tables are stated prior to any provision for income tax and indirect costs. It should not be assumed that the present worth of future net cash flow represents fair market value of the reserves. Product prices used in the escalating price evaluation are GLJ's base case price forecast effective January 1, 2003 and the product prices used in the constant price evaluation were determined from GLJ's January 1, 2003 forecast for proven developed producing reserves (see Notes (3) and (4) below).

Acclaim Energy Reserves

Acclaim Energy
Petroleum and Natural Gas Reserves and Net Pre-Tax Cash Flows
(Based on Escalating Cost and Price Assumptions)

	Corporation's Interest in Reserves						Present worth of future net pre-tax cash flows			
	Crude Oil (mbbls)		NGLs (mbbls)		Natural Gas (Mmcf)		Undis-counted	Discounted at		
	Gross	Net	Gross	Net	Gross	Net		10%	15%	20%
							(thousands of dollars)			
Proved										
Producing	13,144	11,741	3,480	2,423	86,945	65,416	453,300	296,800	259,200	231,900
Non-Producing	5,987	5,454	888	653	27,781	21,129	139,200	68,500	51,500	39,700
Total Proved	19,131	17,195	4,368	3,076	114,726	86,545	592,500	365,300	310,700	271,600
Probable Additional	3,264	2,902	570	416	18,931	14,583	105,600	44,800	33,400	26,050
Total	22,395	20,097	4,938	3,492	133,657	101,128	698,100	410,100	344,100	297,650

Acclaim Energy
Petroleum and Natural Gas Reserves and Net Pre-Tax Cash Flows
(Based on Constant Cost and Price Assumptions)

	Corporation's Interest in Reserves						Present worth of future net pre-tax cash flows			
	Crude Oil (mbbls)		NGLs (mbbls)		Natural Gas (Mmcf)		Undis-counted	Discounted at		
	Gross	Net	Gross	Net	Gross	Net		10%	15%	20%
							(thousands of dollars)			
Proved										
Producing	13,923	12,326	3,505	2,434	87,617	65,939	730,300	464,400	399,500	352,800
Non-Producing	5,955	5,351	898	659	27,920	21,240	254,300	135,800	106,600	86,100
Total Proved	19,878	17,677	4,403	3,093	115,537	87,179	984,600	600,200	506,100	438,900
Probable Additional	3,322	2,907	564	410	18,914	14,568	167,250	73,400	55,300	43,500
Total	23,200	20,584	4,967	3,503	134,451	101,747	1,151,850	673,600	561,400	482,400

Acclaim Energy Reserves (Pro Forma the Elk Point Arrangement)

Acclaim Energy (Pro Forma the Elk Point Arrangement)
Petroleum and Natural Gas Reserves and Net Pre-Tax Cash Flows
(Based on Escalating Cost and Price Assumptions)

	Corporation's Interest in Reserves						Present worth of future net pre-tax cash flows			
	Crude Oil (mbbls)		NGLs (mbbls)		Natural Gas (Mmcf)		Undis-counted	Discounted at		
	Gross	Net	Gross	Net	Gross	Net		10%	15%	20%
							(thousands of dollars)			
Proved										
Producing	17,840	15,821	4,438	3,052	128,299	96,919	661,300	429,800	374,200	334,100
Non-Producing	7,085	6,399	1,118	798	38,157	28,843	180,900	86,500	64,300	49,100
Total Proved	24,925	22,220	5,556	3,850	166,456	125,762	842,200	516,300	438,500	383,200
Probable Additional	4,230	3,737	760	543	29,135	22,487	152,050	61,350	45,350	35,200
Total	29,155	25,957	6,316	4,393	195,591	148,249	994,250	577,650	483,850	418,400

Acclaim Energy (Pro Forma the Elk Point Arrangement)
Petroleum and Natural Gas Reserves and Net Pre-Tax Cash Flows
(Based on Constant Cost and Price Assumptions)

	Corporation's Interest in Reserves						Present worth of future net pre-tax cash flows			
	Crude Oil (mbbls)		NGLs (mbbls)		Natural Gas (Mmcf)		Undis-counted	Discounted at		
	Gross	Net	Gross	Net	Gross	Net		10%	15%	20%
							(thousands of dollars)			
Proved										
Producing	18,764	16,491	4,469	3,063	129,171	97,593	1,046,066	659,516	566,034	499,113
Non-Producing	7,063	6,298	1,130	803	38,327	28,976	323,381	167,548	130,280	104,435
Total Proved	25,827	22,789	5,599	3,866	167,498	126,569	1,369,447	827,064	696,314	603,548
Probable Additional	4,319	3,762	752	535	29,139	22,487	234,424	98,295	73,382	57,383
Total	30,146	26,551	6,351	4,401	196,637	149,056	1,603,871	925,359	769,696	660,931

Notes:

(1) Columns may not add due to rounding.

(2) "Gross" means the total of Acclaim Energy's working interest and/or royalty interest share before royalties owned by others. "Net" means the total of Acclaim Energy's working interest and/or royalty interest share after deducting the amounts attributable to royalties owned by others.

"Royalties" refers to royalties paid to others. The royalties deducted from the reserves are based on the percentage royalty calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling prices, the price forecasts for the individual properties in question have been employed.

"Proved Reserves" means those reserves estimated as recoverable with a high degree of certainty under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

"Probable Additional Reserves" means those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future. **The Probable Additional Reserves and the estimated present worth thereof set forth above have been risk-weighted by 50% to take into account the risk factors associated with the recovery thereof.**

"Proved Producing Reserves" means those Proved Reserves that are actually on production and could be recovered from existing wells or facilities or, if facilities have not been installed, that would involve a small investment of capital relative to cash flow. In multi-well pools involving a competitive situation, reserves may be subdivided into producing and non-producing reserves in order to reflect allocation of reserves to specific wells and their respective development status.

"Proved Non-Producing Reserves" means those Proved Reserves that are not classified as producing.

(3) The escalating cost and price assumptions assume the continuance of current laws and regulations and increases in wellhead selling prices, and take into account inflation with respect to future operating capital costs. In the GLJ Reports operating costs are assumed to escalate at 1.5% per annum. Crude oil and natural gas base case prices as forecast by GLJ effective January 1, 2003 are as follows:

Gilbert Laustsen Jung Associates Ltd.
Crude Oil and Natural Gas Liquids Price Forecast

Year	WTI at Cushing, Oklahoma	Edmonton Par Price 40° API	Hardisty Heavy 12° API	Medium 29° API	Edmonton Propane	Edmonton Butane	Edmonton Pentanes Plus	Inflation Rate	Exchange Rate
	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	(%/yr)	($US/$Cdn)
2003	25.50	38.50	23.50	33.00	24.75	27.25	39.50	1.5	0.650
2004	22.00	32.50	20.25	29.00	19.75	21.50	33.00	1.5	0.660
2005	21.00	30.50	19.50	27.00	19.50	20.50	31.00	1.5	0.670
2006	21.00	30.50	20.25	27.50	19.50	20.50	31.00	1.5	0.670
2007	21.25	30.50	20.25	27.50	19.50	20.50	31.00	1.5	0.680
2008	21.75	31.00	20.75	28.00	19.75	21.00	31.50	1.5	0.680
2009	22.00	31.50	21.25	28.50	20.25	21.50	32.00	1.5	0.680
2010	22.25	32.00	21.75	29.00	20.50	22.00	32.50	1.5	0.680
2011	22.50	32.50	22.25	29.50	20.75	22.50	33.00	1.5	0.680
2012	23.00	33.00	22.75	30.00	21.00	23.00	33.50	1.5	0.680
2013	23.25	33.50	23.25	30.50	21.50	23.50	34.00	1.5	0.680
2014	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	Escalated of 1.5% per year			1.5	0.680

Gilbert Laustsen Jung Associates Ltd.
Natural Gas Price Forecast

Year	Alberta 30 day Spot Plantgate	Saskatchewan 30 day Spot Plantgate	British Columbia 30 day Spot Plantgate
	($Cdn/mmbtu)	($Cdn/mmbtu)	($Cdn/mmbtu)
2003	5.40	5.65	5.30
2004	4.80	5.00	4.80
2005	4.50	4.70	4.50
2006	4.65	4.85	4.65
2007	4.65	4.85	4.65
2008	4.65	4.85	4.65
2009	4.65	4.85	4.65
2010	4.70	4.90	4.70
2011	4.75	4.95	4.75
2012	4.85	5.05	4.85
2013	4.90	5.10	4.90
2014	+1.5%/yr	Escalate at 1.5% per yr	

(4) Product prices used in the constant price evaluation were determined from GLJ's January 1, 2003 forecast for proven developed producing reserves, using their 2003 numbers. The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the dates of the GLJ Reports. Product prices were not escalated beyond January, 2003. In addition, operating and capital costs have not been increased on an inflationary basis. The prices used for Acclaim Energy's mix of crude oil gravities and various gas contracts were as follows:

Oil	–	$43.70/bbl
Natural Gas	–	$5.97/mcf
Propane	–	$33.94/bbl
Butanes	–	$36.37/bbl
Pentanes Plus	–	$48.83/bbl

(5) Effective on January 1, 1995, the ARTC Rate ranges from a maximum of 75% of $2,000,000 when the royalty tax credit reference is below $\$100/m^3$ to a minimum of 25% of $2,000,000 when the royalty tax credit reference is above $\$210/m^3$. Certain reserves qualify to receive the ARTC.

(6) The GLJ Reports estimate the future capital expenditures necessary to achieve the estimated present worth of future net cash flows based on escalating costs from Proved and Probable Additional Reserves to be an aggregate of $78.7 MM, of which $32.3 MM is to be expended in 2003, $31.9 MM is to be expended in 2004 and $14.5 MM thereafter (or based on constant costs: an aggregate of $77.4 MM, of which $32.3 MM is to be expended in 2003, $31.5 MM is to be expended in 2004 and $13.7 MM thereafter).

(7) Substantially all of the Proved Producing Reserves evaluated in the GLJ Reports were on production at January 1, 2002.

(8) The extent and character and all factual data supplied to GLJ were accepted by GLJ as represented. The crude oil and natural gas reserve calculations and any projections upon which the GLJ Reports are based were determined in accordance with generally accepted evaluation practices. No field inspection was conducted. Salvage values for facilities, well abandonment and lease clean-up costs have not been included in the GLJ Reports.

Reserves Reconciliation

The following table summarizes the changes in Acclaim Energy's gross share of crude oil, natural gas liquids and natural gas reserves, before deduction of royalties owned by others, from December 31, 2001 to December 31, 2002.

	Crude oil (mmbbls)			NGLs (mmbbls)			Natural gas (bcf)		
	Proved	Probable Additional [1]	Total	Proved	Probable Additional [1]	Total	Proved	Probable Additional [1]	Total
Year Ended December 31, 2001	9.7	2.2	11.8	4.4	0.7	5.1	116.6	22.7	139.3
Additions	0.9	0.0	1.0	0.4	0.0	0.4	13.6	–	13.6
Acquisition of Acclaim	10.2	1.3	11.5	0.2	0.0	0.3	21.9	2.7	24.6
Transfer of properties	(0.1)	(0.0)	(0.1)	(0.1)	(0.0)	(0.1)	(13.5)	(3.1)	(16.5)
Revisions	(0.0)	(0.2)	(0.2)	0.1	(0.1)	(0.0)	(6.7)	(3.1)	(9.7)
Dispositions	(0.1)	(0.0)	(0.1)	(0.2)	(0.0)	(0.2)	(1.4)	(0.2)	(1.6)
Production	(1.4)	–	(1.4)	(0.5)	–	(0.5)	(15.9)	–	(15.9)
Year Ended December 31, 2002	19.1	3.3	22.4	4.4	0.6	4.9	114.7	18.9	133.7
Acquisition of Elk Point	5.8	1.0	6.8	1.2	0.2	1.4	51.8	10.2	62.0
Year Ended December 31, 2002 (*pro forma* Elk Point)	24.9	4.3	29.2	5.6	0.8	6.3	166.5	29.1	195.7

Notes:

(1) Probable Additional Reserves have been reduced by 50% for risk.
(2) Columns may not add due to rounding.

Undeveloped Lands

The following table sets out Acclaim Energy's undeveloped land holdings as at December 31, 2002.

	Gross [1]	Net [2]
	(acres)	
Alberta	344,284	258,535
Saskatchewan	33,291	23,338
British Columbia	26,498	18,179
Total	404,073	300,052

Notes:

(1) "Gross" refers to the total acres in which Acclaim Energy has an interest.
(2) "Net" refers to the total acres in which Acclaim Energy has an interest, multiplied by the percentage working interest therein owned by Acclaim Energy.

The following table sets out Acclaim Energy's undeveloped land holdings as at December 31, 2002 pro forma the undeveloped land holdings acquired pursuant to the Elk Point Arrangement.

	Gross [1]	Net [2]
	(acres)	
Alberta	570,425	369,857
Saskatchewan	44,005	23,680
British Columbia	27,533	18,308
Total	641,963	416,845

Notes:

(1) "Gross" refers to the total acres in which Acclaim Energy has an interest.
(2) "Net" refers to the total acres in which Acclaim Energy has an interest, multiplied by the percentage working interest therein owned by Acclaim Energy.

Oil and Gas Wells

The following table sets forth the number and status of wells in which Acclaim Energy had a working interest as at December 31, 2002, which are producing or which Acclaim Energy considers to be capable of production.

	Producing				Shut-in [1]			
	Crude Oil		Natural Gas		Crude Oil		Natural Gas	
	Gross [2]	Net [3]	Gross [2]	Net [3]	Gross [2]	Net [3]	Gross [2]	Net [3]
Alberta	352	181	922	121	28	20	37	31
Saskatchewan	560	295	14	4	–	–	–	–
British Columbia	–	–	4	2	3	2	–	–
Total	912	476	940	127	31	22	37	31

Notes:

(1) "Shut-in" wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons. See "Business and Properties of Acclaim Energy – Principal Properties".
(2) "Gross" wells are defined as the total number of wells in which Acclaim Energy has an interest.
(3) "Net" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by Acclaim Energy's percentage working interest therein.

The following table sets forth the number and status of wells in which Acclaim Energy had a working interest as at December 31, 2002 pro forma the wells acquired pursuant to the Elk Point Arrangement, which are producing or which Acclaim Energy considers to be capable of production.

	Producing				Shut-in [1]			
	Crude Oil		Natural Gas		Crude Oil		Natural Gas	
	Gross [2]	*Net* [3]	*Gross* [2]	*Net* [3]	*Gross* [2]	*Net* [3]	*Gross* [2]	*Net* [3]
Alberta	662	244	1,158	214	37	22	73	50
Saskatchewan	606	295	47	4	1	–	–	–
British Columbia	18	1	5	2	3	2	–	–
Total	1,286	540	1,210	220	41	24	73	50

Notes:

(1) "Shut-in" wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons. See "Business and Properties of Acclaim Energy – Principal Properties".
(2) "Gross" wells are defined as the total number of wells in which Acclaim Energy has an interest.
(3) "Net" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by Acclaim Energy's percentage working interest therein.

Production History, Prices Received and Capital Expenditures

The following table sets forth certain information in respect of production, product prices received and expenditures made by the Trust for each quarter in the most recently completed financial year of the Trust, with comparative data for the same periods in the preceding financial year. As the Ketch Energy Arrangement completed on October 1, 2002 has been accounted for as a reverse take-over of the Trust by Ketch Energy, the results for the first three quarters of 2002 and all of 2001 are those of Ketch Energy and not the Trust and the results for the three months ended December 31, 2002 are the combined results of the Trust and Ketch Energy.

	Three Months Ended March 31,		Three Months Ended June 30,		Three Months Ended September 30,		Three Months Ended December 31,	
	2002	2001	2002	2001	2002	2001	2002	2001
Average Daily Production								
Natural gas (mcfd)	46,216	28,350	42,098	29,462	41,417	53,273	44,079	51,229
Crude oil (bbls/d)	3,190	2,373	3,132	2,398	3,211	2,841	6,325	3,054
NGLs (bbls/d)	1,454	284	1,152	163	1,302	1,936	1,417	1,486
Combined (BOE)	12,347	7,382	11,300	7,471	11,414	13,656	15,089	13,078
Average Prices Received (1)								
Natural gas ($/mmcf)	$ 2.96	$ 9.73	$ 3.72	$ 6.31	$ 2.76	$ 3.27	$ 5.36	$ 3.20
Crude oil ($/bbl)	$ 29.69	$ 38.75	$ 36.86	$ 36.86	$ 39.68	$ 39.62	$ 35.03	$ 22.20
NGLs ($/bbl)	$ 17.39	$ 39.56	$ 18.99	$ 36.18	$ 16.94	$ 18.74	$ 20.58	$ 16.89
Combined ($/BOE)	$ 20.80	$ 51.35	$ 26.01	$ 37.50	$ 23.12	$ 23.66	$ 32.27	$ 19.64
Royalties ($/BOE)	$ 4.70	$ 11.77	$ 5.80	$ 8.78	$ 5.88	$ 5.22	$ 7.26	$ 4.31
Operating Expenses ($/BOE) (2)	$ 4.63	$ 4.64	$ 4.25	$ 4.67	$ 5.51	$ 4.68	$ 5.48	$ 4.44
Netback Received ($/BOE)	$ 16.05	$ 31.92	$ 14.25	$ 22.07	$ 13.11	$ 15.97	$ 17.54	$ 15.57
Capital Expenditures (net) ($000's)	$ 18,842	$ 22,658	$ 19,484	$ 22,380	$ 16,135	$ (11,135)	$ 4,870	$ 15,553
Corporate Acquisitions ($000's)	$ –	$ –	$ –	$ –	$ –	$ 194,973	$ 137,438	$ –

Notes:

(1) Before hedging costs.
(2) Operating expenses are expenses incurred in the operation of producing properties and include items such as field staff salaries, power, fuel, chemicals, repairs and maintenance, property taxes, processing, treating fees, overhead fees and other costs related to production.

Drilling History

The following table sets forth the gross and net wells in which Acclaim Energy participated during the periods indicated.

	Twelve Months Ended December 31,					
	2002		2001		2000	
	Gross	Net	Gross	Net	Gross	Net
Crude Oil	19	12.3	22	11.9	8	4.3
Natural Gas	16	14.3	2	19.3	10	7.4
Dry and Abandoned	6	5.0	10	5.5	5	2.9
Total	41	31.6	56	35.7	23	14.6

Notes:

(1) "Gross Wells" means the number of wells in which Acclaim Energy had an interest.
(2) "Net Wells" means the aggregate of the numbers obtained by multiplying each gross well by Acclaim Energy's percentage working interest therein.
(3) Drilling activity for all of 2000, 2001 and the first nine months of 2002 is that of Ketch Energy, not Acclaim Energy, due to reverse take-over accounting.

Marketing

Acclaim Energy manages commodity price risk with an active hedging program designed to ensure long-term stable cash distributions for Unitholders, while providing access to commodity price increases. At any given time, Acclaim Energy strives to have downside protection on approximately 50% of its production, while retaining upside potential primarily through the use of puts and collars.

Natural Gas

At December 31, 2002, Acclaim Energy had the following contracts in place on 2003 natural gas production:

Financial Instrument	Daily Volume (GJ/d)	Floor/Ceiling Price ($/GJ)	Term
Put	2,000	$4.50	November 1, 2002 - March 31, 2003
Put	5,000	$4.50	November 1, 2002 - March 31, 2003
Put	5,000	$4.75	November 1, 2002 - March 31, 2003
Collar	5,000	$4.75 - 8.20	December 1, 2002 - March 31, 2003
Collar	5,000	$4.75 - 7.80	December 1, 2002 - March 31, 2003
Collar	5,000	$5.00 - 6.85	January 1, 2003 - March 31, 2003
Collar	2,000	$4.50 - 6.35	April 1, 2003 - October 31, 2003
Collar	5,000	$4.50 - 6.20	April 1, 2003 - October 31, 2003
Collar	5,000	$4.50 - 6.25	April 1, 2003 - October 31, 2003
Collar	5,000	$4.50 - 6.50	April 1, 2003 - October 31, 2003
Collar	5,000	$4.50 - 6.16	April 1, 2003 - October 31, 2003

As at the date hereof, Acclaim Energy has downside protection in place on 50% of the estimated 2003 natural gas volumes. The hedging contracts in place originating from Acclaim Energy, Ketch Energy and Elk Point and relating to natural gas production for 2003 and for 2004 are set forth in the following tables.

2003 Commodity Contracts

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Natural Gas				
Fixed price (GJ/d)	13,667	8,000	8,000	2,667
Average price	$5.52	$5.06	$5.06	$5.06
Collars (GJ/d)	17,000	22,000	22,000	17,333
Average floor price	$4.94	$4.50	$4.50	$4.97
Average ceiling price	$7.49	$6.28	$6.28	$8.98
Floors (GJ/d)	12,000	–	–	–
Average floor price	$4.60	–	–	–
Call options (GJ/d)	3,000	8,000	8,000	4,667
Average call option price	$3.85	$4.69	$4.69	$4.69

2004 Commodity Contracts

Daily Quantity	Contract Price	Index	Term
Natural Gas – Collars			
5,000 GJ	$5.00 - 10.00	AECO	November 2002 - April 2004
5,000 GJ	$5.00 - 11.00	AECO	November 2002 - April 2004
5,000 GJ	$5.60 - 10.00	AECO	November 2003 - April 2004

As at the date hereof, approximately 67% of Acclaim Energy's gas sales are into the Alberta spot market, with 15% to fixed contracts and 18% to natural gas aggregator netback pools managed by Progas Limited and PanAlberta Gas. The netback pools are market sensitive and include a portfolio of contracts targeted outside of Alberta.

Crude Oil

Acclaim Energy has entered into a number of "collars" for both West Texas Intermediate ("WTI") oil prices and heavy oil price differentials as well as one heavy oil price differential floor for 2003, the details of which are summarized below.

Financial Instrument	Daily Volume (bbls)	Floor/Ceiling Price (U.S.$)	Term
Three way collar	1,000	U.S.$20.00 - 25.00 - 29.00	January 1, 2003 - July 31, 2003
Three way collar	1,000	U.S.$21.00 - 24.00 - 28.60	January 1, 2003 - December 31, 2003
Collar	500	U.S.$22.00 - 29.10	January 1, 2003 - December 31, 2003
Collar	500	U.S.$22.00 - 29.50	January 1, 2003 - December 31, 2003
Collar	500	U.S.$24.00 - 29.00	January 1, 2003 - June 30, 2003
Collar	500	U.S.$24.00 - 29.07	January 1, 2003 - June 30, 2003

Heavy Oil Differentials

Financial Instrument	Daily Volume (bbls)	Floor/Ceiling Price (U.S.$)	Term
Collar	800	U.S.$8.00 - 12.00	July 1, 2002 - June 30, 2003
Floor	200	U.S.$8.70	January 1, 2003 - June 30, 2003

As at the date hereof, Acclaim Energy has downside protection in place on 50% of the estimated 2003 crude oil volumes. The hedging contracts in place originating from Acclaim Energy, Ketch Energy and Elk Point and relating to crude oil production for 2003 and for 2004 are set forth in the following tables.

2003 Commodity Contracts

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Crude Oil				
Fixed price (bbls/d)	1,133	833	700	167
Average price (U.S.$)	U.S.$27.69	U.S.$26.80	U.S.$27.42	U.S.$27.42
Collars	4,000	4,000	4,000	4,000
Average floor price	$23.75	$23.75	$24.00	$24.00
Average ceiling price	$28.98	$28.98	$29.73	$29.73

2004 Commodity Contracts

Daily Quantity	Contract Price	Index	Term
Crude Oil – Collars			
500 bbls	U.S. $22.00 – 28.20	WTI	January 2004 - June 2004

Daily Quantity	Contract Price	Index	Term
Crude Oil – Three Way Contracts			
1,000 bbls	U.S.$20.00 - 24.00 - 30.20	WTI	January 2004 - July 2004
500 bbls	U.S.$21.00 - 24.50 - 30.15	WTI	January 2004 - July 2004
1,000 bbls	U.S.$21.00 - 25.00 - 29.45	WTI	January 2004 – December 2004
1,000 bbls	U.S.$21.25 - 24.50 - 29.95	WTI	July 2004 - December 2004

As at the date hereof, all of Acclaim Energy's crude oil production is sold to the spot market.

Capital Expenditures

The following table sets forth certain information in respect of capital expenditures made by the Trust for each of the three most recently completed financial years, based on reverse take-over accounting.

	2002	2001	2000
	000s	*000s*	*000s*
Drilling and completions	$ 27,523	$ 36,709	$ 15,763
Production facilities	13,627	10,936	2,876
Land and seismic	9,665	10,633	4,681
Total Exploration and Development	**50,815**	**58,278**	**23,320**
Acquisitions	9,181	13,976	3,855
Dispositions	(665)	(22,800)	–
Total Net Capital Expenditures	**$ 59,331**	**$ 49,545**	**$ 27,175**

The capital expenditures for 2000 and 2001 are those of Ketch Energy and the expenditures for 2002 reflect 9 months of Ketch Energy activity and the activity of the Trust from October 1, 2002, due to reverse take-over accounting.

Employees

As at April 30, 2003, Acclaim Energy had a total of 100 full time employees and 17 persons on a contract or consulting basis. The Trust has no employees.

Industry Conditions

Introduction

The oil and gas industry is subject to extensive controls and regulations imposed by various levels of government. Outlined below are some of the more significant aspects of the legislation, regulations and agreements governing the oil and gas industry. Although it is not expected that these controls and regulations will affect the operations of the Operating Entities in a manner materially different than it would affect other oil and gas companies of a similar size, the controls and regulations should be considered carefully by investors. All current legislation is a matter of public record and Acclaim Energy is unable to predict what additional legislation or amendments may be enacted.

Pricing and Marketing - Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Such price depends in part on oil quality, price of competing oils, distance to market and the value of refined products. Oil exporters are also entitled to enter into export contracts and export oil provided that, for contracts which do not exceed one year in the case of light crude oil and two years in the case of heavy crude oil, an export order is obtained from the National Energy Board prior to the export. Any export pursuant to a contract of longer duration must be made pursuant to a National Energy Board export licence and Governor in Council approval.

Pricing and Marketing – Natural Gas

In Canada, the price of natural gas sold in intra-provincial and inter-provincial trade is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the National Energy Board and the Government of Canada. The price received by the Operating Entities depends, in part, on the prices of competing natural gas and other substitute fuels, access to downstream transportation, distance to markets, length of the contract term, weather conditions, the supply and demand balance and other contractual terms. Exporters are free to negotiate prices with purchasers, provided that the export contracts continue to meet certain criteria prescribed by the National Energy Board and the Government of Canada. As in the case with oil, natural gas exports for a term of less than two years must be made pursuant to a National Energy Board order and, in the case of exports for a longer duration, pursuant to a National Energy Board licence and Governor in Council approval.

The governments of Alberta, British Columbia and Saskatchewan also regulate the removal of natural gas from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

Pipeline Capacity

Although pipeline expansions are ongoing, the lack of firm pipeline capacity continues to affect the oil and natural gas industry and limit the ability to produce and to market natural gas production. The pro rating of capacity on the interprovincial pipeline systems also continues to affect the ability to export oil.

The North American Free Trade Agreement

On January 1, 1994, the North American Free Trade Agreement ("NAFTA") among the governments of Canada, the U.S. and Mexico became effective. The NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the U.S. or Mexico will be allowed, provided that any export restrictions are justified under certain provisions of the General Agreement on Tariffs and Trade, and further provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to the total supply of the energy resource (based upon the proportion prevailing in the most recent 36 month period or in such other representative period as the parties may agree), (ii) impose an export price higher than the domestic price subject to an exception with respect to certain measures which only restrict the volume of exports, and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum or maximum export or import price requirements, provided, in the case of export-price requirements, prohibition in any circumstances in which any other form of quantitative restriction is prohibited, and in the case of import-price requirements, such requirements do not apply with respect to enforcement of countervailing and anti-dumping orders and undertakings.

The NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil, natural gas and natural gas liquids production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is also subject to certain provincial taxes and royalties. Operations of the Operating Entities which are not Crown lands and are subject to the provisions of specific agreements are also usually subject to royalties negotiated between the mineral owner and the lessee. These royalties are not eligible for incentive programs sponsored by various governments as discussed below. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quality of the petroleum product produced.

From time to time the governments of Canada, Alberta and Saskatchewan have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced recovery projects. The trend in recent years has been for provincial governments to allow such incentive programs to expire without renewal, and consequently few such incentive programs are currently operative.

Oil royalty rates vary from province to province. In Alberta, oil royalty rates vary between 10% and 35% for oil and 10% and 30% for new oil. The new oil rate is applicable to oil pools discovered after March 31, 1974 and prior to October 1, 1992. The Alberta government introduced the Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992.

Effective January 1, 1994, the calculation and payment of natural gas royalties became subject to a simplified process. The royalty reserved to the Crown, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying exploratory natural gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 continues to be eligible for a royalty exemption for a period of 12 months, or such later time that the value of the exempted royalty quantity equals a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible natural gas wells spudded or deepened to a depth below 2,500 metres is also subject to a royalty exemption, the amount of which depends on the depth of the well.

Oil sands projects are subject to a specific regulation made effective July 1, 1997 and expiring June 30, 2007, which, among other things, determines the Crown's share of crude and processed oil sands products.

In Alberta, a producer of oil or natural gas from Crown lands is entitled to a credit against the royalties payable to the Crown by virtue of the ARTC program. The ARTC program is based on a price-sensitive formula, and the ARTC rate currently varies between 75% for prices for oil at or below $100 per cubic metre and 25% for prices above $210 per cubic metre. In general, the ARTC rate is currently applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average "par price", as determined by the applicable government department for the previous quarterly period. On December 22, 1997, the Alberta government announced that it would conduct a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program, but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than $10,000 in royalties per year and non-corporate entities from qualifying from the program.

Effective January 1, 1994, the Government of Saskatchewan revised its fiscal regime for the oil and gas industry. Some royalties on wells existing as of that date will remain unchanged and therefore subject to various periods of royalty/tax reduction. While a number of incentives were eliminated or reduced (such as incentives for vertical infill wells and lower cost horizontal wells), new incentive programs were initiated to encourage greater exploration and development activity in the province.

The new fiscal regime in Saskatchewan provides an incentive to encourage the drilling of new vertical oil wells through a revised royalty/tax structure for new vertical oil wells and incremental production from new or expanded water flood projects, but not horizontal wells. The "Third Tier" Crown royalty rate and freehold production tax structure, which does not apply to horizontal wells, is price sensitive and varies between heavy and non-heavy oil (from a minimum of 10% for heavy oil at a base price to a maximum of 35% for non-heavy oil at a price above the base price). Previous time-based royalty/tax holidays applicable to new vertically drilled oil wells have been replaced with volume-based royalty/tax reduction incentives in which a maximum royalty of 5% (before application of the 1% Saskatchewan Resource Credit) will apply to various volumes depending on the depth and nature of the well (up to 25,000 cubic metres of oil in the case of deep exploratory wells). The maximum royalty applicable to the first 12,000 cubic metres of oil has been increased from 5% to 10% for production from certain re-entry horizontal wells. In addition, royalty/tax holidays for deep horizontal oil wells have been replaced with a 25,000 cubic metres volume incentive (5% maximum royalty). Oil production from qualifying reactivated oil wells are subject to a maximum new royalty rate of 5% (before the application of the 1% Saskatchewan Resource Credit) for the first five years following re-activation in the case of wells reactivated after 1993 and shut-in or suspended prior to January 1, 1993. With respect to qualifying exploratory natural gas wells, the first 25 million cubic metres of natural gas produced will be subject to an incentive maximum royalty rate of 5% (0% freehold production tax).

Producers of oil and natural gas in British Columbia are required to pay annual rental payments in respect of Crown leases and royalties and freehold production taxes in respect of oil and gas produced from Crown and freehold lands, respectively. The amount payable as a royalty in respect of oil depends on the vintage of the oil (whether it was produced from a pool discovered before or after October 31, 1975), whether the oil is considered incremental or produced from a well shut-in for at least 36 months immediately preceding January 1, 1998 and which resumed production on or after such date, the quantity of oil produced in a month and the value of the oil. Oil produced from pools discovered after June 30, 1974 may be exempt from the payment of a royalty for the first 36 months of production. Subject to the minimum royalties described in the following sentence, the royalty payable on natural gas is determined by a sliding scale based on a reference price, which is the greater of the amount obtained by the producer and a prescribed minimum price. Gas produced in association with oil has a minimum royalty of 8% while the royalty in respect of other gas may not be less than 15%.

Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of Crown royalties paid to the provincial governments. The ARTC program provides a rebate on Crown royalties paid in respect of eligible producing properties.

On March 3, 2003 the Department of Finance (Canada) released a technical paper entitled "Improving the Income Taxation of the Resource Sector in Canada" (the "Technical Paper"). The new structure for federal taxation of resource income proposed by the Technical Paper contains the following initiatives applicable to the oil and gas industry to be phased in over a five year period: (i) a reduction of the federal statutory corporate income tax rate on income earned from resource activities from 28 to 21%, beginning with a one percentage point reduction effective January 1, 2003, and (ii) a deduction for federal income tax purposes of actual provincial and other Crown royalties and mining taxes paid and the elimination of the 25% resource allowance. The Technical Paper also proposes that the percentage of ARTC that the Trust will be required to include in federal taxable income

will be 5% in 2003; 12.5% in 2004; 17.5% in 2005; 32.5% in 2006; 50% in 2007; 60% in 2008; 70% in 2009; 80% in 2010; 90% in 2011, and 100% in 2012 and beyond.

Environmental Regulation

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions and regulation on the storage and transportation of various substances produced or utilized in association with certain oil and gas industry operations and can affect the location and operation of wells and facilities and the extent to which exploration and development is permitted. In addition, legislation requires that well and facilities sites be abandoned and reclaimed to the satisfaction of provincial authorities. As well, applicable environmental laws may impose remediation obligations with respect to property designated as a contaminated site upon certain responsible persons, which include persons responsible for the substance causing the contamination, persons who caused the release of the substance and any past or present owner, tenant or other person in possession of the site. Compliance with such legislation can require significant expenditures and a breach of such legislation may result in the suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage, the imposition of fines and penalties or the issuance of clean-up orders. Applicable environmental laws in Alberta are consolidated in the *Environmental Protection and Enhancement Act*. Under this Act, environmental standards and compliance for releases, clean-up and reporting are stricter and more onerous than the previous legislation. Also, the range of enforcement actions available and the severity of penalties have been significantly increased. These changes will have an incremental effect on the cost of conducting operations in Alberta.

British Columbia's *Environmental Assessment Act* became effective June 30, 1995. This legislation rolled the previous processes for the review of major energy projects into a single environmental assessment process with public participation in the environmental and review process.

Acclaim Energy is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased, although not material, expenditures of both a capital and expense nature as a result of increasingly stringent laws relating to the protection of the environment.

ADDITIONAL INFORMATION RESPECTING ACCLAIM ENERGY TRUST

Units

An unlimited number of Units may be created and issued pursuant to the Trust Indenture. Each Unit represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Units outstanding from time to time is entitled to an equal share of any distributions from, and in any net assets of, the Trust in the event of the termination or winding-up of the Trust. All Units of the Trust rank among themselves equally and ratably without discrimination, preference or priority. Each Unit is transferable, is not be subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Units held by such holder (see "Redemption Right") and to one vote at all meetings of Unitholders for each Unit held. Unitholders shall not be subject to any liability in contract or tort or of any other kind in connection with the assets, obligations or affairs of the Trust or with respect to any acts performed by the Trustee or any other person pursuant to the Trust Indenture.

As at April 30, 2003, there were 125,905,631 Units outstanding, 6,260,000 Units reserved for issuance upon exercise of outstanding options to purchase Units and 437,500 Units reserved for issuance pursuant to other Unit compensation arrangements. In addition, 1,762,954 Units are reserved for issuance on exercise of Acclaim Exchangeable Shares (subject to increase for distributions) and up to 11,601,359 Units are reserved for issuance on conversion of the Convertible Debentures. See "Additional Information Respecting Acclaim Energy Inc. – Share Capital of Acclaim Energy" and "– Convertible Debentures of the Trust".

The Trust is seeking approval of the Unitholders at its annual and special meeting to be held on May 29, 2003 to consolidate the issued and outstanding Units on a one (1) for 2.5 basis. If Unitholder approval is obtained, the Trust currently intends to proceed with the consolidation as soon as practicable after the meeting.

Special Voting Units

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Units which will enable the Trust to effect exchangeable securities transactions. Exchangeable securities transactions are commonly used in corporate acquisitions to give the selling securityholder a tax deferred "rollover" on the sale of the

securityholder's securities, which may not otherwise be available. In an exchangeable securities transaction the tax event is generally deferred until the exchangeable securities are actually exchanged.

An unlimited number of Special Voting Units may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Units are not be entitled to any distributions of any nature whatsoever from the Trust, but are entitled to such number of votes at meetings of Unitholders as may be prescribed by the Board of Directors of Acclaim Energy in the resolution authorizing the issuance of any Special Voting Units. Except for the right to vote at meetings of the Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights.

Pursuant to the Danoil Merger, a Special Voting Unit was issued to the Voting Trustee, which Special Voting Unit is entitled to 29,171,184 votes until the Debentures are repaid in full. The Debentures mature on December 31, 2003. See "Acclaim Energy Trust – The Danoil Merger".

Convertible Debentures of the Trust

The following is a summary of the material attributes and characteristics of the Convertible Debentures. The Convertible Debentures have been issued pursuant to the provisions of an indenture (the "Convertible Debenture Indenture") dated as of December 17, 2002 among the Trust, Acclaim Energy and Computershare Trust Company of Canada, as trustee (the "Convertible Debenture Trustee"). The following summary does not purport to be complete and is qualified in its entirety by reference to the provisions in the Convertible Debenture Indenture.

The Convertible Debentures were originally issued in the aggregate principal amount of $45 million and a total of $41.3 million principal amount are currently outstanding. The Convertible Debentures will mature on December 31, 2007.

Terms and Issue of Convertible Debentures

The Convertible Debentures bear interest from the date of issue at 11% per annum, which is payable semi-annually in arrears on June 30 and December 31 in each year, commencing with June 30, 2003. The first interest payment will include interest accrued from December 17, 2002 to June 30, 2003.

The principal amount of the Convertible Debentures is payable in lawful money of Canada or, at the option of the Trust and subject to applicable regulatory approval, by payment of Units as further described under "– Payment upon Redemption or Maturity" and "– Redemption and Purchase". The interest on the Convertible Debentures is payable in lawful money of Canada including, at the option of the Trust and subject to applicable regulatory approval, in accordance with the Unit Interest Payment Obligation as described under "– Interest Payment Option".

The Convertible Debentures are direct obligations of the Trust and are not secured by any mortgage, pledge, hypothec or other charge and are subordinated to other liabilities of the Trust as described under "–Subordination". The Convertible Debenture Indenture does not restrict the Trust from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

Conversion Privilege

The Convertible Debentures are convertible at the holder's option into fully paid and non-assessable Units at any time prior to 5:00 p.m. (Calgary time) on the earlier of December 31, 2007 and the business day immediately preceding the date specified by the Trust for redemption of the Convertible Debentures, at a conversion price of $3.90 per Unit (the "Conversion Price"), being a conversion rate of 256.410 Units for each $1,000 principal amount of Convertible Debentures. No adjustment will be made for distributions on Units issuable upon conversion or for interest accrued on Convertible Debentures surrendered for conversion; however, holders converting their Convertible Debentures will receive accrued and unpaid interest thereon.

Redemption and Purchase

The Convertible Debentures are not redeemable on or before January 1, 2006. After January 1, 2006 and prior to maturity, the Convertible Debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days prior notice, at a redemption price of $1,050 per Convertible Debenture after January 1, 2006 and on or before January 1, 2007 and at a redemption price of $1,025 per Convertible Debenture after January 1, 2007 and before maturity (each a "Redemption Price"), in each case, plus accrued and unpaid interest thereon, if any.

In the case of redemption of less than all of the Convertible Debentures, the Convertible Debentures to be redeemed will be selected by the Convertible Debenture Trustee on a pro rata basis or in such other manner as the Convertible Debenture Trustee deems equitable, subject to the consent of the TSX.

The Trust has the right to purchase Convertible Debentures in the market, by tender or by private contract.

Payment upon Redemption or Maturity

On redemption or at maturity, the Trust will repay the indebtedness represented by the Convertible Debentures by paying to the Convertible Debenture Trustee in lawful money of Canada an amount equal to the aggregate Redemption Price of the outstanding Convertible Debentures which are to be redeemed or the principal amount of the outstanding Convertible Debentures which have matured, as the case may be, together with accrued and unpaid interest thereon. The Trust may, at its option, on not more than 60 days and not less than 30 days prior notice and subject to applicable regulatory approval, elect to satisfy its obligation to pay the Redemption Price of the Convertible Debentures which are to be redeemed or the principal amount of the Convertible Debentures which have matured, as the case may be, by issuing Units to the holders of the Convertible Debentures. Any accrued and unpaid interest thereon will be paid in cash. The number of Units to be issued will be determined by dividing the aggregate Redemption Price of the outstanding Convertible Debentures which are to be redeemed or the principal amount of the outstanding Convertible Debentures which have matured, as the case may be, by 95% of the current market price on the date fixed for redemption or the maturity date, as the case may be. No fractional Units will be issued on redemption or maturity but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

The term "current market price" is defined in the Convertible Debenture Indenture to mean the weighted average trading price of the Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date fixed for redemption or the maturity date, as the case may be.

Subordination

The payment of the principal of, and interest on, the Convertible Debentures is subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the Trust and indebtedness to trade creditors of the Trust. "Senior Indebtedness" of the Trust is defined in the Convertible Debenture Indenture as the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness of the Trust (whether outstanding as at the date of the Convertible Debenture Indenture or thereafter incurred), other than indebtedness evidenced by the Convertible Debentures and all other existing and future Convertible Debentures or other instruments of the Trust which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be *pari passu* with, or subordinate in right of payment to, the Convertible Debentures.

The Convertible Debenture Indenture provides that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Trust, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Trust, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Trust, then those holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of Convertible Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Convertible Debentures or any unpaid interest accrued thereon. The Convertible Debenture Indenture also provides that the Trust will not make any payment, and the holders of the Convertible Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Convertible Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Convertible Debentures or (b) at any time when an event of default has occurred under the Senior Indebtedness and is continuing and the notice of such event of default has been given by or on behalf of the holders of Senior Indebtedness to the Trust, unless the Senior Indebtedness has been repaid in full.

The Convertible Debentures are also effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors. Specifically, the Convertible Debentures are subordinated in right of payment to the prior payment in full of all indebtedness under the Trust's credit facilities.

Priority over Trust Distributions

The Trust Indenture provides that certain expenses of the Trust must be deducted in calculating the amount to be distributed to the Unitholders. Accordingly, the funds required to satisfy the interest payable on the Convertible Debentures, as well as the amount

payable upon redemption or maturity of the Convertible Debentures or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.

Change of Control of the Trust

Within 30 days following the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66⅔% or more of the Units (a "Change of Control"), the Trust is required to make an offer in writing to purchase all of the Convertible Debentures then outstanding (the "Convertible Debenture Offer"), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest (the "Convertible Debenture Offer Price").

The Convertible Debenture Indenture contains notification and repurchase provisions requiring the Trust to give written notice to the Convertible Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Convertible Debenture Offer. The Convertible Debenture Trustee will thereafter promptly mail to each holder of Convertible Debentures a notice of the Change of Control together with a copy of the Convertible Debenture Offer to repurchase all the outstanding Convertible Debentures.

If 90% or more of the aggregate principal amount of the Convertible Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Trust pursuant to the Convertible Debenture Offer, the Trust will have the right and obligation to redeem all the remaining Convertible Debentures at the Convertible Debenture Offer Price. Notice of such redemption must be given by the Trust to the Convertible Debenture Trustee within 10 days following the expiry of the Convertible Debenture Offer, and as soon as possible thereafter, by the Convertible Debenture Trustee to the holders of the Convertible Debentures not tendered pursuant to the Convertible Debenture Offer.

Interest Payment Option

The Trust may elect, from time to time, to satisfy its obligation to pay interest on the Convertible Debentures (the "Interest Obligation"), on the date it is payable under the Convertible Debenture Indenture (an "Interest Payment Date"), by delivering sufficient Units to the Convertible Debenture Trustee to satisfy all or any part of the Interest Obligation in accordance with the Convertible Debenture Indenture (the "Unit Interest Payment Election"). The Convertible Debenture Indenture provides that, upon such election, the Convertible Debenture Trustee shall (a) accept delivery from the Trust of Units, (b) accept bids with respect to, and consummate sales of, such Units, each as the Trust shall direct in its absolute discretion, (c) invest the proceeds of such sales in short-term permitted government securities (as defined in the Convertible Debenture Indenture) which mature prior to the applicable Interest Payment Date, and use the proceeds received from such permitted government securities, together with any proceeds from the sale of Units not invested as aforesaid, to satisfy the Interest Obligation, and (d) perform any other action necessarily incidental thereto.

The Convertible Debenture Indenture sets forth the procedures to be followed by the Trust and the Convertible Debenture Trustee in order to effect the Unit Interest Payment Election. If a Unit Interest Payment Election is made, the sole right of a holder of Convertible Debentures in respect of interest will be to receive cash from the Convertible Debenture Trustee out of the proceeds of the sale of Units (plus any amount received by the Convertible Debenture Trustee from the Trust attributable to any fractional Units) in full satisfaction of the Interest Obligation, and the holder of such Convertible Debentures will have no further recourse to the Trust in respect of the Interest Obligation.

Neither the Trust's making of the Unit Interest Payment Election nor the consummation of sales of Units will (a) result in the holders of the Convertible Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date, or (b) entitle such holders to receive any Units in satisfaction of the Interest Obligation.

Events of Default

The Convertible Debenture Indenture provides that an event of default ("Event of Default") in respect of the Convertible Debentures will occur if any one or more of the following described events has occurred and is continuing with respect of the Convertible Debentures: (a) failure for 10 days to pay interest on the Convertible Debentures when due; (b) failure to pay principal or premium, if any, on the Convertible Debentures when due, whether at maturity, upon redemption, by declaration or otherwise; (c) certain events of bankruptcy, insolvency or reorganization of the Trust under bankruptcy or insolvency laws; or (d) default in the observance or performance of any material covenant or condition of the Convertible Debenture Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Convertible Debenture Trustee to the Trust specifying such default and requiring the Trust to rectify the same. If an Event of Default has occurred and is

continuing, the Convertible Debenture Trustee may, in its discretion, and shall upon request of holders of not less than 25% of the principal amount of Convertible Debentures then outstanding, declare the principal of and interest on all outstanding Convertible Debentures to be immediately due and payable. In certain cases, the holders of more than 50% of the principal amount of the Convertible Debentures then outstanding may, on behalf of the holders of all Convertible Debentures, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Offers for Convertible Debentures

The Convertible Debenture Indenture contains provisions to the effect that if an offer is made for the Convertible Debentures which is a take-over bid for Convertible Debentures within the meaning of the *Securities Act* (Alberta) and not less than 90% of the Convertible Debentures (other than Convertible Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Convertible Debentures held by the holders of Convertible Debentures who did not accept the offer on the terms offered by the offeror.

Modification

The rights of the holders of the Convertible Debentures as well as any other series of Convertible Debentures that may be issued under the Convertible Debenture Indenture may be modified in accordance with the terms of the Convertible Debenture Indenture. For that purpose, among others, the Convertible Debenture Indenture contains certain provisions which will make binding on all Convertible Debenture holders resolutions passed at meetings of the holders of Convertible Debentures by votes cast thereat by holders of not less than 66⅔% of the principal amount of the Convertible Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66⅔% of the principal amount of the Convertible Debentures then outstanding. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Convertible Debentures of each particularly affected series.

Limitation on Issuance of Additional Convertible Debentures

The Convertible Debenture Indenture provides that the Trust shall not issue additional convertible debentures of equal ranking if the principal amount of all issued and outstanding convertible debentures of the Trust exceeds 25% of the Total Market Capitalization of the Trust immediately after the issuance of such additional convertible debentures. "Total Market Capitalization" is defined in the Convertible Debenture Indenture as the total principal amount of all issued and outstanding debentures of the Trust which are convertible at the option of the holder into Units of the Trust plus the amount obtained by multiplying the number of issued and outstanding Units of the Trust by the current market price of the Units on the relevant date.

Limitation on Non-Resident Ownership

At no time may non-residents of Canada be the beneficial owners of a majority of the Units, on a fully diluted basis, including any Units which may be issued upon conversion, redemption or maturity of the Convertible Debentures. The Convertible Debenture Trustee may require declarations as to the jurisdictions in which beneficial owners of Convertible Debentures are resident. If the Convertible Debenture Trustee becomes aware as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of 49% of the Units then outstanding, on a fully diluted basis, are, or may be, non-residents or that such a situation is imminent, the Convertible Debenture Trustee may make a public announcement thereof and shall not register a transfer of Convertible Debentures to a person unless the person provides a declaration that the person is not a non-resident. If, notwithstanding the foregoing, the Convertible Debenture Trustee determines that a majority of the Units are held by non-residents, the Convertible Debenture Trustee may send a notice to non-resident holders of Convertible Debentures, chosen in inverse order to the order of acquisition or registration of the Convertible Debentures or in such manner as the Convertible Debenture Trustee may consider equitable and practicable, requiring them to sell their Convertible Debentures or a portion thereof within a specified period of not less than 60 days. If the Convertible Debenture holders receiving such notice have not sold the specified number of Convertible Debentures or provided the Convertible Debenture Trustee with satisfactory evidence that they are not non-residents within such period, the Convertible Debenture Trustee may on behalf of such Convertible Debenture holder sell such Convertible Debentures, and, in the interim, shall suspend the rights attached to such Convertible Debentures. Upon such sale the affected holders shall cease to be holders of Convertible Debentures, and their rights shall be limited to receiving the net proceeds of sale upon surrender of such Convertible Debentures.

Issuance of Units

The Trust Indenture provides that Units, including rights, warrants, options and other securities to purchase, to convert into or to exchange into Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Board of Directors of Acclaim Energy may determine.

Cash Distributions

The Trust makes cash distributions in amounts equal to all of the interest and dividend income of the Trust, net of the Trust's administrative expenses. In addition, Unitholders may, at the discretion of the Board of Directors of Acclaim Energy, receive distributions in respect of repayments of principal made by Acclaim Energy to the Trust on the Acclaim Notes. Acclaim Energy endeavours to retain approximately 5% to 20% of its cash flow over time to fund capital expenditures and to distribute the balance to the Trust. The actual percentage retained by Acclaim Energy is subject to the discretion of the Board of Directors of Acclaim Energy and will vary from month to month depending on, among other things, the current and anticipated commodity price environment.

Cash distributions are made on or about the 20th day of each month to Unitholders of record on the immediately preceding distribution record date. The Trust's current policy is to distribute $0.065 per Unit per month ($0.78 per Unit per annum).

Redemption Right

Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Units, accompanied by a duly completed and properly executed notice requesting redemption. Upon receipt of the redemption request by the Trust, the holder thereof shall only be entitled to receive a price per Unit (the "Market Redemption Price") equal to the lesser of: (i) 90% of the "market price" of the Units on the principal market on which the Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Units are surrendered for redemption; and (ii) the "closing market price" on the principal market on which the Units are quoted for trading on the date that the Units are surrendered for redemption.

For the purposes of this calculation, "market price" will be an amount equal to the simple average of the closing price of the Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Units for each day that there was trading, if the market provides only the highest and lowest prices of Units traded on a particular day. The "closing market price" shall be: an amount equal to the closing price of the Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Units if there was trading and the exchange or other market provides only the highest and lowest prices of Units traded on a particular day, and the average of the last bid and last ask prices if there was no trading on the date.

The aggregate Market Redemption Price payable by the Trust in respect of any Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the following month. The entitlement of Unitholders to receive cash upon the redemption of their Units is subject to the limitation that the total amount payable by the Trust in respect of such Units and all other Units tendered for redemption in the same calendar month and in any preceding calendar month during the same year shall not exceed $100,000; provided that, Acclaim Energy may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Market Redemption Price payable by the Trust in respect of Units tendered for redemption in such calendar month shall be paid on the last day of the following month by: (i) the Trust distributing Danoil Notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Units tendered for redemption; or (ii) if the Trust does not hold Danoil Notes having a sufficient principal amount outstanding to effect such payment, by the Trust issuing its own promissory notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Units tendered for redemption, which promissory notes ("Redemption Notes") shall have terms and conditions substantially identical to those of the Danoil Notes.

If at the time Units are tendered for redemption by a Unitholder, the outstanding Units are not listed for trading on the TSX and are not traded or quoted on any other stock exchange or market which Acclaim Energy considers, in its sole discretion, provides

representative fair market value price for the Units or trading of the outstanding Units is suspended or halted on any stock exchange on which the Units are listed for trading or, if not so listed, on any market on which the Units are quoted for trading, on the date such Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Units were tendered for redemption then such Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Unit (the "Appraised Redemption Price") equal to 90% of the fair market value thereof as determined by Acclaim Energy as at the date upon which such Units were tendered for redemption. The aggregate Appraised Redemption Price payable by the Trust in respect of Units tendered for redemption in any calendar month shall be paid on the last day of the third following month by, at the option of the Trust: (i) a cash payment; or (ii) a distribution of Notes or Redemption Notes as described above.

It is anticipated that this redemption right will not be the primary mechanism for holders of Units to dispose of their Units. Danoil Notes or Redemption Notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Danoil Notes or Redemption Notes. Danoil Notes or Redemption Notes will not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans.

Non-Resident Unitholders

Certain provisions of the Tax Act require that the Trust not be established nor maintained primarily for the benefit of Non-Residents. Accordingly, in order to comply with such provisions, the Trust Indenture contains restrictions on the ownership of Units by Unitholders who are Non-Residents. Unitholders may be required to provide to the Trustee a declaration (a "Residence Declaration") specifying whether or not they are Non-Residents and if the Trustee becomes aware, as a result of requiring Residence Declarations or otherwise, that the beneficial owners of 25% of the Units then outstanding are or may be Non-Residents or such a situation is imminent, the Trustee shall thereafter request Residence Declarations at least annually in conjunction with the annual meetings of Unitholders. If at any time the Trustee becomes aware, as a result of requiring Residence Declarations as to beneficial ownership or otherwise, that the beneficial owners of 49% of the Units then outstanding are or may be Non-Residents or that such a situation is imminent, the Trustee may make a public announcement thereof and shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a Residence Declaration that the person is not a Non-Resident. If notwithstanding the foregoing, the Trustee determines that a majority of the Units are held by Non-Residents, the Trustee may send a notice to Non-Resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable, requiring them to sell their Units or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustee with satisfactory evidence that they are not Non-Residents within such period, the Trustee may on behalf of such Unitholder sell such Units and, in the interim, shall suspend the voting and distribution rights attached to such Units and shall make any distribution in respect of such Units by depositing such amount in a separate bank account in a Canadian chartered bank (net of any applicable taxes). Any sale shall be made on any stock exchange on which the Units are then listed and, upon such sale, the affected holders shall cease to be holders of Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the Trust certificates representing such Units.

Meetings of Unitholders

The Trust Indenture provides that meetings of Unitholders must be called and held for, among other matters, the appointment or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under "Amendments to the Trust Indenture"), the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust. Meetings of Unitholders will be called and held annually for, among other things, the election of the Trust's nominees to the Board of Directors of Acclaim Energy and the appointment of the auditors of the Trust.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 25% of the Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business proposed to be transacted at the meeting.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Units shall constitute a quorum for the transaction of business at all such meetings. The holders of any issued Special Voting Units who are present at the meeting shall not be regarded as representing outstanding Units for the purposes of determining such quorum.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

The Trustee

Computershare Trust Company of Canada is the trustee of the Trust. The Trustee is responsible for, among other things: (a) accepting subscriptions for Units and issuing Units pursuant thereto; (b) maintaining the books and records of the Trust and providing timely reports to holders of Units; and (c) paying cash distributions to Unitholders. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The term of the Trustee's appointment is until the annual meeting of Unitholders to be held in 2003. Thereafter, the Trustee shall be reappointed or changed every year as may be determined by a majority of the votes cast at a meeting of the Unitholders. The Trustee may resign upon 60 days' notice to the Trust. The Trustee may also be removed by Special Resolution of the Unitholders. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

Delegation of Authority, Administration and Trust Governance

The Board of Directors of Acclaim Energy is generally delegated the significant management decisions of the Trust and Acclaim Energy has been retained to administer the Trust on behalf of the Trustee. In particular, the Trustee has delegated to Acclaim Energy responsibility for any and all matters relating to: (a) the redemption of Units; (b) the making of investments by the Trust and the negotiation of management agreements respecting such investments; (c) any offering of securities of the Trust including: (i) the listing and maintaining of the listing on the TSX (or any other stock exchange) of the Units; (ii) the filing of documents or obtaining of permission from any governmental or regulatory authority or the taking of any other step under federal or provincial law to enable securities which a Unitholder is entitled to receive to be properly and legally delivered and thereafter traded; (iii) ensuring compliance with all applicable laws; (iv) all matters relating to the content of any prospectus, information memorandum, private placement memorandum and similar public or private securities offering documents, and the certification thereof; (v) all matters concerning the terms of the sale or issuance of Units or rights to Units; (d) the determination of any record date for distributions; and (e) the determination of any borrowing or granting of security under the Trust Indenture.

Board of Directors

Acclaim Energy currently has a Board of Directors consisting of seven individuals. Unitholders are entitled to elect the Board of Directors of Acclaim Energy. In its Information Circular - Proxy Statement dated April 17, 2003, Acclaim Energy has proposed the election of eight directors by Unitholders. See "Additional Information Respecting Acclaim Energy Inc.".

Decision Making

The Board of Directors of Acclaim Energy supervises the management of the business and affairs of Acclaim Energy, including the business and affairs of the Trust delegated to Acclaim Energy. The Trustee delegated certain matters to the Board of Directors of Acclaim Energy including all decisions relating to: (i) issuance of additional Units; and (ii) the determination of the amount of distributable cash. The Board of Directors of Acclaim Energy generally intends to hold regularly scheduled meetings to review the business and affairs of Acclaim Energy and make any necessary decisions relating thereto.

Liability of the Trustee

The Trust Indenture provides that the Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the Assets, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the Assets incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by Acclaim Energy or any other appropriately qualified person, any reliance on any such evaluation, any action or failure to act of Acclaim Energy or any other person to whom the Trustee has, with the consent of Acclaim Energy, delegated any of its duties thereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by Acclaim Energy to perform its duties under or delegated to it under the Trust Indenture or any material contract), unless such liabilities arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents. If the Trustee has retained an appropriate expert, adviser or legal counsel

with respect to any matter connected with its duties under the Trust Indenture or any material contract, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the Assets. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Amendments to the Trust Indenture

The Trust Indenture may be amended or altered from time to time by Special Resolution. The Trustee may, without the approval of the Unitholders, make certain amendments to the Trust Indenture, including amendments for the purpose of:

(a) ensuring the Trust's continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;

(b) ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced;

(c) ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;

(d) removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture, the Administration Agreement and any other agreement of the Trust or any offering document pursuant to which securities of the Trust are issued with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby; and

(e) curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby.

Take-over Bids

The Trust Indenture contains provisions to the effect that if a take-over bid is made for the Units and not less than 90% of the Units (other than Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by Unitholders who did not accept the take-over bid on the terms offered by the offeror.

Termination of the Trust

The Unitholders may vote to terminate the Trust at any meeting of the Unitholders duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 25% of the Units; (b) a quorum of 50% of the issued and outstanding Units is present in person or by proxy; and (c) the termination must be approved by Special Resolution of Unitholders.

Unless the Trust is terminated or extended by vote of the Unitholders earlier, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2099. In the event that the Trust is wound-up, the Trustee will sell and convert into money the trust assets in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the trust assets, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust. In no event shall the Trust be wound up until the trust assets shall have been disposed of, and under no circumstances shall any Unitholder come into possession of any interest in the trust assets. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the trust assets among the Unitholders in accordance with their pro rata share.

Reporting to Unitholders

The financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants. The audited financial statements of the Trust, together with the report of such chartered accountants, will be mailed by the Trustee to Unitholders and the unaudited interim financial statements of the Trust will be mailed to Unitholders within the periods prescribed by securities legislation. The year end of the Trust is December 31.

The Trust is subject to the continuous disclosure obligations under all applicable securities legislation.

Management of the Trust

Pursuant to the provisions of the Administration Agreement, Acclaim Energy provides certain management, administrative and support services to the Trust, including those necessary: (a) to ensure compliance by the Trust with continuance disclosure obligations under applicable securities legislation; (b) to provide investor relations services; (c) to provide or cause to be provided to Unitholders all information to which Unitholders are entitled to under the Trust Indenture; (d) to call, hold and distribute materials including notices of meetings and information circulars in respect of all necessary meetings of Unitholders; (e) to determine the amounts payable from time to time to Unitholders; and (f) to determine the timing and terms of future offerings of Units, if any. The Board of Directors of Acclaim Energy is required to approve all matters referred to in items (d), (e) and (f) above.

ADDITIONAL INFORMATION RESPECTING ACCLAIM ENERGY INC.

Management of Acclaim Energy

Acclaim Energy has a Board of Directors comprised of not more than nine nor less than five members, consisting currently of seven individuals. Unitholders are entitled to elect the Board of Directors of Acclaim Energy. In its Information Circular - Proxy Statement dated April 17, 2003, Acclaim Energy has proposed the election of eight directors by Unitholders.

The following table sets forth certain information respecting the directors and executive officers of Acclaim Energy.

Name and Municipality of Residence	Offices Held	Principal Occupation During the Past Five Years	Director Since
Robert G. Brawn (1)(3)(4) Calgary, Alberta	Chairman and Director	Corporate director.	April 20, 2001
Jack C. Lee (2)(3) Calgary, Alberta	Vice Chairman and Director	Corporate director since October 1, 2002. President and Chief Executive Officer of Acclaim Energy from April 20, 2001 until October 1, 2002 and prior thereto President and Chief Executive Officer of Danoil Energy Ltd., a predecessor of Acclaim Energy.	April 20, 2001
J. Paul Charron Calgary, Alberta	President, Chief Executive Officer and Director	President and Chief Executive Officer of Acclaim Energy since October 1, 2002. Vice President and Chief Financial Officer of Ketch Energy Ltd. from April 2000 until October 1, 2002 and prior thereto held positions of Managing Director, Vice President and Director and Vice President of BMO Nesbitt Burns Inc. from May 1997 to April 2000.	October 1, 2002
Grant B. Fagerheim (2)(4) Calgary, Alberta	Director	President and Chief Executive Officer of Ketch Resources Ltd. since October 1, 2002. President and Chief Executive Officer of Ketch Energy Ltd. from April 2000 until October 1, 2002 and prior thereto held positions of Senior Vice President, Chief Operating Officer and Vice President Business Development and Marketing of Northrock Resources Ltd. from April 1996 to December 1999.	October 1, 2002
Noel A. Cleland (2)(3) Calgary, Alberta	Director	Independent petroleum engineering consultant.	April 20, 2001

Name and Municipality of Residence	Offices Held	Principal Occupation During the Past Five Years	Director Since
Frank W. King [1] [4] Calgary, Alberta	Director	President of Metropolitan Investment Corporation (a financial services company).	April 20, 2001
R. Carl Smith [1] Calgary, Alberta	Director	Corporate director.	April 20, 2001
Brent D. Defosse Calgary, Alberta	Vice President, Production and Chief Operating Officer	Vice President, Production and Chief Operating Officer of Acclaim Energy since October 1, 2002. Upstream Project Coordinator of Chevron U.S.A. from 2001 to 2002. Drilling consultant to and Upstream Project Coordinator of Chevron U.S.A. from 1999 to 2001. Western Canadian Asset Manager of Chevron Canada from 1997 to 1999.	–
David J. Broshko Calgary, Alberta	Vice President, Finance and Chief Financial Officer	Chief Financial Officer of Acclaim Energy since May 5, 2003. Prior thereto Chief Financial Officer of Paramount Resources Ltd.	–
Richard J. Tiede Calgary, Alberta	Vice President, Business Development	Vice President, Business Development of Acclaim Energy since October 1, 2002. President and Chief Operating Officer of Landover Energy Inc. from January 2000 to June 2002. Manager of Engineering, Vice President, Engineering and Chief Engineer of Northrock Resources Ltd. from December 1993 until January 2000.	–
Grace D. Stickland Calgary, Alberta	Vice President, Land	Vice President, Land of Acclaim Energy since October 1, 2002. Managing Director of Warwick Energy Ltd. from March 2002 to November 2002. Land Consultant to Paramount Resources Ltd. from October 2000 to March 2002. Vice President, Land of Ventus Energy Ltd. from November 1998 to October 2000. Land Manager of Tarragon Oil and Gas Limited from November 1988 to November 1998.	–
Stephanie A. Bunch Calgary, Alberta	Controller	Controller of Acclaim Energy since October 1, 2002. Controller of Ketch Energy Ltd. from December 1, 2000 to September 30, 2002. Consultant from October 1999 to November 30, 2000. Controller of Inuvialuit Energy Inc. from June 1997 to October 1999.	–

Notes:

(1) Member of the Audit Committee.
(2) Member of the Reserves Committee.
(3) Member of the Compensation Committee.
(4) Member of the Governance Committee.
(5) Mr. King is a director of Wi-LAN Inc. ("Wi-LAN"). The Executive Director of the Alberta Securities Commission, Wi-LAN and certain of its directors, including Mr. King, entered into a Settlement Agreement and Undertaking in March, 1998 to resolve certain matters relating to non-compliance with applicable Alberta securities laws in connection with certain share issuances by Wi-LAN. Pursuant to the agreement, among other things, Wi-LAN undertook that, subject to certain exceptions, before it availed itself of any of the exemptions contained in the *Securities Act* (Alberta) for a period of one year from the date of the agreement, it would seek the permission of the Executive Director and the Wi-LAN directors undertook not to sell securities of Wi-LAN for a period of 18 months from the date of the agreement.

As at April 30, 2003, the directors and executive officers of Acclaim Energy, as a group, beneficially owned, directly or indirectly, 4,534,825 Units or approximately 3.6% of the issued and outstanding Units. In addition, the directors and executive officers of Acclaim Energy beneficially own, directly or indirectly, 1,469,416 Acclaim Preferred Shares which, after receipt of all necessary regulatory approvals, are convertible on a one-for-one basis into Acclaim Exchangeable Shares which in turn are exchangeable into an aggregate of 1,469,416 Units, subject to adjustment for distributions.

Share Capital of Acclaim Energy

The authorized capital of Acclaim Energy consists of an unlimited number of Acclaim Common Shares, an unlimited number of non-voting common shares, an unlimited number of preferred shares, issuable in series, and an unlimited number of exchangeable shares, issuable in series.

The following is a general description of the material rights, privileges, restrictions and conditions attaching to each class of shares.

Common Shares

Each Acclaim Common Share entitles its holder to receive notice of and to attend all meetings of shareholders of Acclaim Energy and to one vote at such meetings. The holders of Acclaim Common Shares are, at the discretion of the Board of Directors of Acclaim Energy and subject to the rights of holders of the preferred shares and the exchangeable shares and applicable legal restrictions, entitled to receive any dividends or other distributions declared by the Board of Directors of Acclaim Energy on the Acclaim Common Shares. The holders of Acclaim Common Shares are, subject to the rights of holders of the preferred shares and the exchangeable shares, entitled to share equally in any distribution of the assets of Acclaim Energy upon the liquidation, dissolution or winding-up of Acclaim Energy or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. All of the issued and outstanding Acclaim Common Shares are owned by the Trust.

Non-voting Common Shares

The non-voting common shares of Acclaim Energy have the same rights, privileges, restrictions and conditions as the Acclaim Common Shares, with the exception that holders thereof are not entitled to notice of or to vote at meetings of shareholders of Acclaim Energy (except where required by applicable law). Dividends may be declared on either the Acclaim Common Shares or the non-voting common shares of Acclaim Energy to the exclusion of the other. No non-voting common shares have been issued.

Preferred Shares

The preferred shares rank equal to the exchangeable shares and have a priority over all common shares and non-voting common shares with respect to the payment of dividends and distributions on a liquidation, dissolution or winding up of Acclaim Energy. The Board of Directors of Acclaim Energy have the authority to fix the number and particular rights, privileges, restrictions and conditions attaching to each series of the preferred shares.

The Board of Directors of Acclaim Energy authorized the creation of the first series of preferred shares of Acclaim Energy designated as the Acclaim Preferred Shares which are limited in number to 2,500,000 shares. The Acclaim Energy Preferred Shares have the following attributes: (a) a stated value of $4.86 per share; (b) a 14% annual cumulative dividend; (c) are convertible on a one-for-one basis for the Acclaim Exchangeable Shares at any time at the option of the holder or Acclaim Energy following receipt of all necessary regulatory approvals for the issuance of the Units underlying the Acclaim Exchangeable Shares; (d) are retractable at the option of the holder at an amount equal to the stated capital of such shares plus all accrued and unpaid dividends at any time after the 2003 annual general meeting of Unitholders in the event that all regulatory approvals have not been obtained; and (e) are redeemable at the option of Acclaim Energy at any time after December 31, 2002 for an amount equal to the stated capital of such shares plus all accrued and unpaid dividends.

As at April 30, 2003, there were 1,762,594 Acclaim Preferred Shares issued and outstanding which shares were issued in connection with the acquisition of the Manager. See "Acclaim Energy Trust – The Ketch Energy Arrangement".

Exchangeable Shares

The exchangeable shares rank equal to the preferred shares and have a priority over all common shares and non-voting common shares with respect to the payment of dividends and distributions on a liquidation, dissolution or winding-up of Acclaim Energy. The Board of Directors of Acclaim Energy have the authority to fix the number and particular rights, privileges, restrictions and conditions attaching to each series of the exchangeable shares.

The Board of Directors of Acclaim Energy authorized the creation of the first series of exchangeable shares of Acclaim Energy designated as the Acclaim Exchangeable Shares which are limited in number to 2,750,000 shares. The Acclaim Exchangeable Shares are issuable on a one-four-one basis on conversion, after receipt of all necessary regulatory approvals, of the 1,762,954 Acclaim Preferred Shares issued in connection with the acquisition of the Manager. See "Acclaim Energy Trust – The Ketch

Energy Arrangement". Each Acclaim Exchangeable Share will be exchangeable on a one-four-one basis for Units, subject to adjustments for distributions, provided that 570,453 shall only be convertible as to one-third thereof on each of October 1, 2003, 2004 and 2005.

Debt Securities of Acclaim Energy

Nevis Notes

The following summary of the material attributes of the Nevis Notes does not purport to be complete and is qualified in its entirety by reference to the provisions of the note indenture dated January 28, 1997 (the "Nevis Note Indenture") between Nevis (now Acclaim Energy) and Montreal Trust Company of Canada (now Computershare Trust Company of Canada), as trustee (the "Nevis Note Trustee"), which contains a complete statement of such attributes and characteristics.

The Nevis Notes were originally issued in the aggregate principal amount of $100 million. They will mature on December 31, 2027. The Nevis Notes bear interest at the rate of 2% per annum, payable quarterly on the last day of March, June, September and December of each year. The Nevis Notes are issuable only as fully registered notes in denominations of $25 and integral multiples thereof.

The principal of the Nevis Notes will be payable in cash or, as described below, by the issue and delivery of Nevis Common Shares. As at April 30, 2003, the principal amount of Nevis Notes outstanding was $22.8 million.

Payment upon Maturity

On maturity, Acclaim Energy will repay the indebtedness represented by the Nevis Notes by paying to the Nevis Note Trustee in cash an amount equal to the principal amount of the outstanding Nevis Notes, together with accrued and unpaid interest thereon. Alternatively, unless an Event of Default (as defined in the Nevis Note Indenture) has occurred and is continuing and has not been waived, Acclaim Energy may, at its option, on the giving of not more than 60 and not less than 30 days' notice, and subject to applicable regulatory approval, elect to satisfy its obligation to repay the principal amount of the Nevis Notes on maturity by the issue and delivery of Acclaim Common Shares having a fair market value (as determined by the Board of Directors of Acclaim Energy acting reasonably) equal to the aggregate outstanding principal amount of the Nevis Notes. Each holder of Nevis Notes shall be entitled to a pro rata distribution of Acclaim Common Shares equal to the product obtained by multiplying the total number of Acclaim Common Shares to be distributed by a fraction, of which the numerator is the aggregate principal amount of the Nevis Notes held by such holder and the denominator is the aggregate principal amount of the Nevis Notes. Fractional Acclaim Common Shares will not be issued and where the number of Acclaim Common Shares to be issued to any holder includes a fraction, the number will be rounded up to the next whole number.

Ranking

Payment of the principal and interest on the Nevis Notes will be subordinated in right of payment, as set forth in the Nevis Note Indenture, to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior indebtedness ("senior indebtedness") which is defined as all indebtedness and liabilities of Nevis which, by the terms of the instrument creating or evidencing the same, are expressed to rank in right of payment in priority to the indebtedness evidenced by the Nevis Note Indenture. The Nevis Note Indenture provides that upon any distribution of the assets of Nevis, in the event of any dissolution, winding-up, liquidation, reorganization or other similar proceedings relative to Acclaim Energy, senior indebtedness will be entitled to receive payment in full before the holders of the Nevis Notes are entitled to receive any payment.

The Nevis Notes are unsecured debt obligations of Acclaim Energy, rank after bank indebtedness and rank *pari passu* with all other unsecured indebtedness of Acclaim Energy, to which the Nevis Notes are not subordinated instruments.

Events of Default

The Nevis Note Indenture provides that any of the following shall constitute an Event of Default (i) default in payment of the principal of the Nevis Notes when the same becomes due; (ii) the failure to pay all of the interest obligations for a period of 12 months; (iii) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership or encumbrance; (iv) the taking of possession by an encumbrancer of all or substantially all the property of Acclaim Energy; and (v) default in the observance or performance of any other covenant or condition of the Nevis Note Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Nevis Note Trustee to Nevis specifying such default and requiring Acclaim

Energy to rectify the same. In any event, the Nevis Note Indenture provides that the Nevis Note Trustee shall not take any steps or actions with respect to an Event of Default without the prior consent of the Trust provided the Trust holds, directly or indirectly, at least 25% of the aggregate principal amount of the outstanding Nevis Notes. Certain other provisions under the Nevis Note Indenture require the prior consent or authorization of the Trust if the Trust holds, directly or indirectly, at least 25% of the aggregate principal amount of the outstanding Nevis Notes.

Description of Debentures

The following is a summary of the material attributes and characteristics of the Debentures. The Debentures have been issued pursuant to the provisions of an indenture (the "Debenture Indenture") dated April 20, 2001 and made between Nevis (now Acclaim Energy) and Montreal Trust Company of Canada (now Computershare Trust Company of Canada), as trustee (the "Debenture Trustee").

The Debentures were issued in the aggregate principal amount of $23.5 million and a total of $2,589,527 million principal amount are currently outstanding.

Terms and Issue of Debentures

The Debentures are unsecured and bear interest from the date of issue at 6% per annum. Interest is payable for each calendar quarter during the term on the last day of the quarter.

Principal and interest on the Debentures is payable in lawful money of Canada directly to the holders of Debentures at their address set forth in the register of holders of Debentures.

Principal Payments

Acclaim Energy was obligated to make payments of principal on the Debentures, for each $1.00 principal amount of Debentures, in an amount equal to $0.25 on each of September 30, 2001, December 31, 2001 and March 31, 2002, and in an amount equal to $0.035 for each $1.00 principal amount on each of June 30, 2002, September 30, 2002, December 31, 2002, March 31, 2003, all of which payments have been made, and is required to make additional payments of principal, in an amount equal to $0.035 for each $1.00 principal amount at the end of the next succeeding two calendar quarters, and in an amount equal to the remaining balance ($0.04) on December 31, 2003.

Redemption

Acclaim Energy has the right at any time and from time to time to redeem all or part of the Debentures at a price equal to 103% of the outstanding principal amount thereof plus accrued and unpaid interest. If less than 10% of the original principal amount of the Debentures is outstanding at any time, Acclaim Energy will have the right to redeem all and not less than all of the Debentures then outstanding at a price equal to 100% of the principal amount plus accrued and unpaid interest.

Negative Covenants

The Debenture Indenture prohibits the payment of any distributions by way of dividends, interest, return of capital, repayment of principal or otherwise by Acclaim Energy to the Trust at any time when the interest or principal payments in respect of the Debentures are in default.

Ranking

Payment of the principal of and interest (other than regularly scheduled interest and principal at maturity provided no default on senior indebtedness (as hereinafter defined) has occurred and payment of such interest or principal is not otherwise required to be suspended in accordance with the terms of subordination agreements which may be entered into with the holders of senior indebtedness (as herein defined)) on the Debentures is subordinated in right of payment, as set forth in the Debenture Indenture, to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior indebtedness ("senior indebtedness") which is defined as all indebtedness, obligations and liabilities of Nevis in respect of borrowed money, other than (i) indebtedness evidenced by the Debenture Indenture, (ii) indebtedness evidenced by the Note Indenture and (iii) indebtedness which, by the terms of the instrument creating or evidencing the same, is expressed to rank in right of payment equally with or subordinate to the indebtedness evidenced by the Debenture Indenture.

In the event of any creditor proceedings, the indebtedness represented by the Debentures is not to be classified with any senior indebtedness for voting or distribution, which means that holders of senior indebtedness will vote separately from the holders of Debentures in respect of any restructuring or arrangement proposal regarding Acclaim Energy.

Default

The Debenture Indenture provides that any of the following shall constitute an Event of Default: (i) default in payment of the principal of the Debentures when the same becomes due; (ii) the failure to pay the interest obligations of the Debentures for a period of 30 days, (iii) default on any indebtedness exceeding $5,000,000; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency or receivership; (v) the taking of possession by an encumbrancer of all or substantially all of the property of Acclaim Energy; or (vi) default in the observance or performance of any other covenant or condition of the Debenture Indenture and the continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to Acclaim Energy specifying such default and requiring Acclaim Energy to rectify the same.

Subordination Agreements

Pursuant to the terms of the Debenture Indenture, the Debenture Trustee may enter into subordination agreements with the holders of certain senior indebtedness under which the Debenture Trustee on behalf of the holders of Debentures may agree directly with a holder of senior indebtedness in implementation of and/or in addition to the subordination terms described under "– Ranking". The Debenture Trustee may give a holder of senior indebtedness a power of attorney to be exercised in any creditor proceedings to enforce the terms thereof. The Debenture Trustee may also agree to ensure any transferee of Debentures agrees to be bound by the provisions of the subordination agreements.

Danoil Notes

The following summary of the material attributes and characteristics of the Danoil Notes does not purport to be complete and is qualified in its entirety by reference to the provisions of a note indenture (the "Danoil Note Indenture") dated April 20, 2001 and made between Nevis (now Acclaim Energy) and Montreal Trust Company of Canada (now Computershare Trust Company of Canada), as trustee (the "Danoil Note Trustee"), which contains a complete statement of such attributes and characteristics. The Danoil Notes are issued under the Note Indenture.

The Danoil Notes were issued in the aggregate principal amount of $91.4 million and $76.5 million were outstanding at April 30, 2003.

Terms and Issue of Notes

The Danoil Notes are unsecured and bear interest from February 20, 2002 at 12% per annum. Interest is payable for each month during the term on the 20th day of the month following such month.

All principal will be due on maturity, the fifteenth anniversary of the issue date. Acclaim Energy shall at any time be allowed to prepay all or any part of the outstanding principal without notice or bonus.

Principal and interest on the Danoil Notes is payable in lawful money of Canada directly to the holders of Danoil Notes at their address set forth in the register of holders of Danoil Notes. The Trust is the holder of all of the issued and outstanding Danoil Notes.

Ranking

Payment of the principal of and interest (other than regularly scheduled interest and principal at maturity provided no default on senior indebtedness (as hereinafter defined) has occurred and payment of such interest or principal is not otherwise required to be suspended in accordance with the terms of subordination agreements which may be entered into with the holders of senior indebtedness (as herein defined)) on the Danoil Notes is subordinated in right of payment, as set forth in the Danoil Note Indenture, to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior indebtedness ("senior indebtedness") which is defined as (a) all indebtedness, obligations and liabilities of Acclaim Energy in respect of borrowed money (including, without limitation, the Debentures and the deferred purchase price of property), other than (i) indebtedness evidenced by the Danoil Note Indenture and (ii) indebtedness which, by the terms of the instrument creating or evidencing the same, is expressed to rank in right of payment equally with or subordinate to the indebtedness evidenced by the Danoil Note Indenture, and (b) from and after the commencement of, and during the continuance

of, any creditor proceedings (including bankruptcy, liquidation, winding-up, dissolution, restructuring or arrangement proceedings), all indebtedness, obligations and liabilities of Acclaim Energy, other than indebtedness, obligations and liabilities of Acclaim Energy represented by the Danoil Notes. The Danoil Note Indenture provides that in the event of any creditor proceedings relative to Acclaim Energy, the holders of all senior indebtedness, which would include bank debt and suppliers of Acclaim Energy, will be entitled to receive payment in full before the holders of the Danoil Notes are entitled to receive any payment. Any amount of property received contrary to these provisions shall be held in trust for and paid over to the holders of senior indebtedness.

In the event of any creditor proceedings, the indebtedness represented by the Danoil Notes is not to be classified with any senior indebtedness for voting or distribution, which means that holders of senior indebtedness will vote separately from the holders of Danoil Notes in respect of any restructuring or arrangement proposal regarding Acclaim Energy.

Default

The Danoil Note Indenture provides that any of the following shall constitute an Event of Default: (i) default in payment of the principal of the Danoil Notes when the same becomes due; (ii) the failure to pay the interest obligations of the Danoil Notes for a period of 12 months; (iii) default on any indebtedness exceeding $5,000,000; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency or receivership; (v) the taking of possession by an encumbrancer of all or substantially all of the property of Acclaim Energy; or (vi) default in the observance or performance of any other covenant or condition of the Danoil Note Indenture and the continuance of such default for a period of 30 days after notice in writing has been given by the Danoil Note Trustee to Acclaim Energy specifying such default and requiring Acclaim Energy to rectify the same.

Subordination Agreements

Pursuant to the terms of the Danoil Note Indenture, the Danoil Note Trustee may enter into subordination agreements with the holders of certain senior indebtedness under which the Danoil Note Trustee on behalf of the holders of Danoil Notes may agree directly with a holder of senior indebtedness in implementation of and/or in addition to the subordination terms described under "– Ranking". The Danoil Note Trustee may give a holder of senior indebtedness a power of attorney to be exercised in any creditor proceedings to enforce the terms thereof. The Danoil Note Trustee may also agree to ensure any transferee of Danoil Notes (or other securities of Acclaim Energy) agrees to be bound by the provisions of the subordination agreements.

Ketch Energy Notes

The following summary of the material attributes and characteristics of the Ketch Energy Notes does not purport to be complete and is qualified in its entirety by reference to the provisions of a note indenture (the "Ketch Energy Note Indenture") dated October 1, 2002 and made between 984486 Alberta Ltd. (now Acclaim Energy) and Computershare Trust Company of Canada, as trustee (the "Ketch Energy Note Trustee"), which contains a complete statement of such attributes and characteristics. The Ketch Energy Notes are issued under the Ketch Energy Note Indenture.

The Ketch Energy Notes were issued in the aggregate principal amount of $246.4 million and $246.4 million were outstanding at April 30, 2003.

Terms and Issue of Notes

The Ketch Energy Notes are unsecured and bear interest from October 1, 2002 at 12% per annum. Interest is payable for each month during the term on the 15th day of the month following such month.

All principal will be due on maturity, December 1, 2022, subject to extension. Acclaim Energy shall at any time be allowed to prepay all or any part of the outstanding principal without notice or bonus.

Principal and interest on the Ketch Energy Notes is payable in lawful money of Canada directly to the holders of Ketch Energy Notes at their address set forth in the register of holders of Ketch Energy Notes. The Trust is the holder of all of the issued and outstanding Ketch Energy Notes.

Ranking

Payment of the principal of and interest (other than regularly scheduled interest and principal at maturity provided no default on senior debt (as hereinafter defined) has occurred and payment of such interest or principal is not otherwise required to be

suspended in accordance with the terms of subordination agreements which may be entered into with the holders of senior debt (as herein defined)) on the Ketch Energy Notes is subordinated in right of payment, as set forth in the Ketch Energy Note Indenture, to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior debt ("senior debt") which is defined as (a) all indebtedness, obligations and liabilities of Acclaim Energy in respect of borrowed money, other than (i) indebtedness evidenced by the Ketch Energy Note Indenture and (ii) indebtedness which, by the terms of the instrument creating or evidencing the same, is expressed to rank in right of payment equally with or subordinate to the indebtedness evidenced by the Ketch Energy Note Indenture, and (b) from and after the commencement of, and during the continuance of, any creditor proceedings (including bankruptcy, liquidation, winding-up, dissolution, restructuring or arrangement proceedings), all indebtedness, obligations and liabilities of Acclaim Energy, other than indebtedness, obligations and liabilities of Acclaim Energy represented by the Ketch Energy Notes. The Ketch Energy Note Indenture provides that in the event of any creditor proceedings relative to Acclaim Energy, the holders of all senior debt, which would include bank debt of Acclaim Energy, will be entitled to receive payment in full before the holders of the Ketch Energy Notes are entitled to receive any payment. Any amount of property received contrary to these provisions shall be held in trust for and paid over to the holders of senior debt.

In the event of any creditor proceedings, the indebtedness represented by the Ketch Energy Notes is not to be classified with any senior debt for voting or distribution, which means that holders of senior debt will vote separately from the holders of Ketch Energy Notes in respect of any restructuring or arrangement proposal regarding Acclaim Energy.

Default

The Ketch Energy Note Indenture provides that any of the following shall constitute an Event of Default: (i) default in payment of the principal of the Ketch Energy Notes when the same becomes due; (ii) the failure to pay the interest obligations of the Ketch Energy Notes for a period of 12 months; (iii) default on any indebtedness exceeding $1,000,000; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency or receivership; (v) the taking of possession by an encumbrancer of all or substantially all of the property of Acclaim Energy; or (vi) default in the observance or performance of any other covenant or condition of the Ketch Energy Note Indenture and the continuance of such default for a period of 30 days after notice in writing has been given by the Ketch Energy Note Trustee to Acclaim Energy specifying such default and requiring Acclaim Energy to rectify the same.

Subordination Agreements

Pursuant to the terms of the Ketch Energy Note Indenture, the Ketch Energy Note Trustee may enter into subordination agreements with the holders of certain senior debt under which the Ketch Energy Note Trustee on behalf of the holders of Ketch Energy Notes may agree directly with a holder of senior debt in implementation of and/or in addition to the subordination terms described under "– Ranking". The Ketch Energy Note Trustee may give a holder of senior debt a power of attorney to be exercised in any creditor proceedings to enforce the terms thereof. The Ketch Energy Note Trustee may also agree to ensure any transferee of Ketch Energy Notes (or other securities of Acclaim Energy) agrees to be bound by the provisions of the subordination agreements.

Elk Point Notes

The following summary of the material attributes and characteristics of the Elk Point Notes does not purport to be complete and is qualified in its entirety by reference to the provisions of a note indenture (the "Elk Point Note Indenture") dated January 28, 2003 and made between 3967336 Canada Inc. (now Acclaim Energy West Inc.) and Computershare Trust Company of Canada, as trustee (the "Elk Point Note Trustee"), which contains a complete statement of such attributes and characteristics. The Elk Point Notes are issued under the Elk Point Note Indenture.

The Elk Point Notes were issued in the aggregate principal amount of $110.1 million and $110.1 million were outstanding at April 30, 2003.

Terms and Issue of Notes

The Elk Point Notes are unsecured and bear interest from March 31, 2003 at 12% per annum. Interest is payable for each month during the term on the 15th day of the month following such month.

All principal will be due on maturity, December 1, 2022, subject to extension. Acclaim Energy shall at any time be allowed to prepay all or any part of the outstanding principal without notice or bonus.

Principal and interest on the Elk Point Notes is payable in lawful money of Canada directly to the holders of Elk Point Notes at their address set forth in the register of holders of Elk Point Notes. The Trust is the holder of all of the issued and outstanding Elk Point Notes.

Ranking

Payment of the principal of and interest (other than regularly scheduled interest and principal at maturity provided no default on senior debt (as hereinafter defined) has occurred and payment of such interest or principal is not otherwise required to be suspended in accordance with the terms of subordination agreements which may be entered into with the holders of senior debt (as herein defined)) on the Elk Point Notes is subordinated in right of payment, as set forth in the Elk Point Note Indenture, to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior debt ("senior debt") which is defined as (a) all indebtedness, obligations and liabilities of Acclaim Energy in respect of borrowed money, other than (i) indebtedness evidenced by the Elk Point Note Indenture and (ii) indebtedness which, by the terms of the instrument creating or evidencing the same, is expressed to rank in right of payment equally with or subordinate to the indebtedness evidenced by the Elk Point Note Indenture, and (b) from and after the commencement of, and during the continuance of, any creditor proceedings (including bankruptcy, liquidation, winding-up, dissolution, restructuring or arrangement proceedings), all indebtedness, obligations and liabilities of Acclaim Energy, other than indebtedness, obligations and liabilities of Acclaim Energy represented by the Elk Point Notes. The Elk Point Note Indenture provides that in the event of any creditor proceedings relative to Acclaim Energy, the holders of all senior debt, which would include bank debt of Acclaim Energy, will be entitled to receive payment in full before the holders of the Elk Point Notes are entitled to receive any payment. Any amount of property received contrary to these provisions shall be held in trust for and paid over to the holders of senior debt.

In the event of any creditor proceedings, the indebtedness represented by the Elk Point Notes is not to be classified with any senior debt for voting or distribution, which means that holders of senior debt will vote separately from the holders of Elk Point Notes in respect of any restructuring or arrangement proposal regarding Acclaim Energy.

Default

The Elk Point Note Indenture provides that any of the following shall constitute an Event of Default: (i) default in payment of the principal of the Elk Point Notes when the same becomes due; (ii) the failure to pay the interest obligations of the Elk Point Notes for a period of 12 months; (iii) default on any indebtedness exceeding $1,000,000; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency or receivership; (v) the taking of possession by an encumbrancer of all or substantially all of the property of Acclaim Energy; or (vi) default in the observance or performance of any other covenant or condition of the Elk Point Note Indenture and the continuance of such default for a period of 30 days after notice in writing has been given by the Elk Point Note Trustee to Acclaim Energy specifying such default and requiring Acclaim Energy to rectify the same.

Subordination Agreements

Pursuant to the terms of the Elk Point Note Indenture, the Elk Point Note Trustee may enter into subordination agreements with the holders of certain senior debt under which the Elk Point Note Trustee on behalf of the holders of Elk Point Notes may agree directly with a holder of senior debt in implementation of and/or in addition to the subordination terms described under "– Ranking". The Elk Point Note Trustee may give a holder of senior debt a power of attorney to be exercised in any creditor proceedings to enforce the terms thereof. The Elk Point Note Trustee may also agree to ensure any transferee of Elk Point Notes (or other securities of Acclaim Energy) agrees to be bound by the provisions of the subordination agreements.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Financial Information

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
	($000's, except per Unit amounts and Unit/Share numbers)		
Earnings Information			
Petroleum and natural gas sales	$ 119,455	$ 118,409	$ 50,143
Earnings (loss)	$ (1,544)	$ 13,783	$ 8,004
Earnings (loss) per Unit			
Basic	$ (0.02)	$ 0.36	$ 0.42
Diluted	$ (0.02)	$ 0.35	$ 0.41
Balance Sheet Information			
Total Assets	$ 658,411	$ 486,802	$ 189,972
Bank Debt	$ 73,355	$ 128,074	$ 46,267
Units/Shares Outstanding	98,098,863	41,817,111	25,459,392

Notes:

(1) The figures provided for the years ended December 31, 2001 and 2000 are for Ketch Energy. Per Unit information for prior years has been restated using the ratio of 1.15 Units for each Ketch Energy share outstanding.

(2) Shares outstanding as at December 31, 2001 and 2000 are those of Ketch Energy.

Quarterly Financial Information

	2002				2001			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	($000's, except per Unit amounts)							
Earnings Information								
Petroleum and natural gas sales	$ 41,576	$ 24,690	$ 24,987	$ 28,202	$ 29,998	$ 32,156	$ 24,148	$ 32,107
Net Earnings (loss)	1,709	(3,736)	457	26	(1,247)	2,025	5,343	7,666
Earnings (loss) per Unit								
Basic	0.02	(0.07)	0.01	–	(0.03)	0.04	0.17	0.26
Diluted	0.02	(0.07)	0.01	–	(0.03)	0.04	0.16	0.24

Notes:

(1) The information for the first three quarters of 2002 and all of 2001 is that of Ketch Energy due to reverse take-over accounting.

(2) Earnings (loss) per Unit for all of 2001 and the first three quarters of 2002 is that of Ketch Energy, converted as if the Ketch Energy shares had been exchanged for Units at the ratio of 1.15 Units for each Ketch Energy share then outstanding.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to the "Management's Discussion and Analysis" of the Trust on pages 23 through 37 inclusive, of the Trust's 2002 Annual Report, which pages are incorporated herein by reference.

MARKET FOR SECURITIES

The Units and the Convertible Debentures are listed for trading on the TSX under the symbol "AE.UN" and "AE.DB", respectively.

DISTRIBUTIONS

Policy

The Trust makes cash distributions in amounts equal to all of the interest and dividend income of the Trust, net of the Trust's administrative expenses. In addition, Unitholders may, at the discretion of the Board of Directors of Acclaim Energy, receive distributions in respect of repayments of principal made by Acclaim Energy to the Trust on the Acclaim Notes. Acclaim Energy endeavours to retain approximately 5% to 20% of its cash flow over time to fund capital expenditures and to distribute the balance to the Trust. The actual percentage retained by Acclaim Energy is subject to the discretion of the board of directors of Acclaim Energy and will vary from month to month depending on, among other things, the current and anticipated commodity price environment.

Cash distributions are made on or about the 20th day of each month to Unitholders of record on the immediately preceding distribution record date. The Trust's current policy is to distribute $0.065 per Unit per month ($0.78 per Unit per annum).

Distribution Record

Since the Danoil Merger, the Trust has paid $1.15 per Unit or $66.4 million all by way of return of capital, as set forth below:

2001	**Distribution Per Unit**
September [(1)]	$0.08
October	$0.08
November	$0.05
December	$0.05
2002	
January	$0.05
February	$0.05
March	$0.05
April	$0.05
May	$0.05
June	$0.06
July	$0.06
August	$0.06
September	$0.06
October	$0.06
November	$0.065
December	$0.065
2003	
January	$0.065
February	$0.065
March	$0.065
April	$0.065

Note:

(1) This distribution was the first cash distribution of the Trust following the completion of the Danoil Merger.

Prior to the sale of Nevis's operating assets in 2000, the Trust made quarterly distributions to Unitholders. Distributions made by the Trust in respect of the years ending December 31, 2000, 1999, 1998 and 1997 were $49.1 million or $2.48 per Unit, $10.3 million or $0.52 per Unit, $12.7 million or $0.64 per Unit and $17.8 million or $0.90 per Unit respectively. A distribution of $9.9 million or $0.50 per Unit was made January 8, 2001. All distributions made from inception of the Trust through to and including the distribution made January 8, 2001 were by way of return of capital.

RISK FACTORS

The following is a summary of certain risk factors relating to the business of the Trust and the Operating Entities. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this annual information form. Unitholders and potential Unitholders should consider carefully the information contained herein and, in particular, the following risk factors.

General

The Trust is a limited purpose trust which is entirely dependent upon the operations and assets of the Operating Entities through its ownership, directly and indirectly, of the common shares of the Operating Entities. Accordingly, the Trust is dependent upon the ability of the Operating Entities to meet their interest and principal repayment obligations under the Acclaim Notes and to pay the NPI. The Operating Entities' income will be received from the production of oil and natural gas from the Operating Entities'

existing Canadian resource properties and will be susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. If the oil and natural gas reserves associated with the Operating Entities' resource properties are not supplemented through additional development or the acquisition of additional oil and natural gas properties, the ability of the Operating Entities to meet their obligations to the Trust may be adversely affected.

Possible Failure to Realize Anticipated Benefits of Acquisitions

The Trust recently completed the Elk Point Arrangement and the Ketch Energy Arrangement to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of acquisitions will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Trust's and Acclaim Energy's ability to realize the anticipated growth opportunities and synergies from combining the businesses of acquired entities and Acclaim Energy. The integration of Acclaim Energy and acquired entities will require the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during the acquisition process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the Trust's ability to achieve the anticipated benefits of an acquisition.

Exploitation and Development

Exploitation and development risks are due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods. These risks are mitigated by using experienced staff, focusing exploitation efforts in areas in which the Operating Entities have existing knowledge and expertise or access to such expertise, using up-to-date technology to enhance methods and controlling costs to maximize returns.

Oil and Natural Gas Prices

The price of oil and natural gas will fluctuate throughout the life of the Operating Entities' reserves and price and demand are factors largely beyond their control. Such fluctuations will have a positive or negative effect on the revenue to be received. Such fluctuations will also have an effect on the acquisition costs of any future oil and natural gas properties that the Operating Entities may acquire. As well, cash distributions from the Trust will be highly sensitive to the prevailing price of crude oil and natural gas.

Marketing

The marketability and price of oil and natural gas which may be acquired or discovered by the Operating Entities will be affected by numerous factors beyond their control. These factors include demand for oil and natural gas, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to environmental protection, royalties, allowable production, pricing, importing and exporting of oil and natural gas.

Capital Investment

The timing and amount of capital expenditures directly affect the amount of income for distribution to the Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made.

Debt Service

Amounts paid in respect of interest and principal on debt incurred in respect of the Operating Entities' properties will reduce distributable income. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of any amounts to the Trust. Certain covenants of the agreements with Acclaim Energy's lenders (including the Debentures) may also limit distributions to the Trust. Although Acclaim Energy believes its credit facilities will be sufficient for Acclaim Energy's immediate requirements, there can be no assurance that the amount will be adequate for the financial obligations of the Operating Entities or that additional funds can be obtained.

Acclaim Energy's principal banker has security over substantially all of the assets of the Operating Entities. If the Operating Entities become unable to pay their debt service charges or otherwise commit an event of default such as bankruptcy, the lender may foreclose on or sell the Operating Entities' oil and gas properties free from or together with the NPI.

Reserve Estimates

The reserve and recovery information contained in the GLJ Reports are only estimates and the actual production and ultimate reserves from the properties may be greater or less than the estimates prepared. In addition, probable reserve estimates for properties may require revision based on the actual development strategies employed to prove such reserves. Estimated reserves may also be affected by changes in oil and natural gas prices. Declines in the reserves of the Operating Entities which are not offset by the acquisition or development of additional reserves may reduce the underlying value of Units to Unitholders.

Operational Matters

The operation of oil and gas wells involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to the Operating Entities and possible liability to third parties. The Operating Entities will maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. The Operating Entities may become liable for damages arising from such events against which they cannot insure or against which they may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities will have an adverse effect on the Trust's financial condition and therefore on the distributable income to be distributed to holders of Units.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of an Operating Entity to certain properties. A reduction of distributable income could result in such circumstances.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of the Operating Entities or their oil and gas properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on the Operating Entities. Although the Trust has established a reclamation fund for the purpose of funding its currently estimated future environmental and reclamation obligations based on its current knowledge, there can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations. See "Business and Properties of Acclaim Energy Inc. – Industry Conditions – Environmental Regulation".

In 1994, the United Nations' Frame Work Convention on Climate Change came into force and three years later lead to the Kyoto Protocol which requires, upon ratification, nations to reduce their emissions of carbon dioxide and other greenhouse gasses. In December 2002, the Government of Canada ratified and signed the Kyoto Protocol. The adoption of legislation or other regulatory initiatives designed to implement the objectives of the Kyoto Protocol by the federal or provincial governments, may require reductions in greenhouse gasses from the Trust's oil and natural gas operations may be required which could result in, among other things, increased operating and capital expenditures and reduction in the production of crude oil and natural gas.

Delay in Cash Receipts

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of oil and gas properties, and by the operator to the Operating Entities, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of oil and gas properties or the establishment by the operator of reserves for such expenses.

Reliance on Senior Management

Unitholders are dependent on the senior management and board of directors of Acclaim Energy in respect of all aspects of the management of matters relating to the Operating Entities and their properties and all material matters relating to the Trust.

Depletion of Reserves

The Trust has certain unique attributes which differentiate it from other oil and gas industry participants. Distributions of distributable income in respect of the Operating Entities' oil and gas properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. The Operating Entities will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections, the Operating Entities' initial production levels and reserves will decline.

The Operating Entities' future oil and natural gas reserves and production, and therefore their cash flows, will be highly dependent on the Operating Entities' success in exploiting their reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, the Operating Entities' reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital, including the issuance of additional Units become limited or unavailable, the Operating Entities' ability to make the necessary capital investments to maintain or expand their oil and natural gas reserves will be impaired. To the extent that the Operating Entities are required to use cash flow to finance capital expenditures or property acquisitions, the level of distributable income will be reduced.

There can be no assurance that the Operating Entities will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives.

Additional Financing

To the extent that external sources of capital, including the issuance of additional Units, become limited or unavailable, the Trust's and the Operating Entities' ability to make the necessary capital investments to maintain or expand their oil and gas reserves will be impaired. To the extent that the Trust or the Operating Entities are required to use cash flow to finance capital expenditures or property acquisitions, the level of distributable income will be reduced.

Competition

There is strong competition relating to all aspects of the oil and gas industry. The Trust and the Operating Entities actively compete for reserve acquisitions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial and other resources than the Trust or the Operating Entities.

Changes in Legislation

There can be no assurance that the treatment of mutual fund trusts will not be changed in a manner which adversely affects Unitholders. If the Trust ceases to qualify as a "mutual fund trust" under the Tax Act, Trust Units will cease to be qualified investments for registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.

Investment Eligibility

If the Trust ceases to qualify as a mutual fund trust, the Units will cease to be qualified investments for registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans ("Deferred Plans"). Where at the end of any month a Deferred Plan holds Units that are not qualified investments, the Deferred Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Units at the time such Units were acquired by the Deferred Plan. In addition, where a trust governed by a registered retirement savings plan holds Units that are not qualified investments, the trust will become taxable on its income attributable to the Units while they are not qualified investments. Where a trust governed by a registered education savings plan holds Units that are not qualified investments, the plan's registration may be revoked.

Redemption of Units

It is anticipated that the redemption right associated with Units will not be the primary mechanism for holders of Units to dispose of their Units. Danoil Notes (or Redemption Notes), which may be distributed in specie to Unitholders in connection with a

redemption, will not be listed on any stock exchange and no market is expected to develop in such Danoil Notes (or Redemption Notes). Danoil Notes (or Redemption Notes) will not be qualified investments for trusts governed by Deferred Plans.

Nature of Units

The Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in the Operating Entities. The Units represent a fractional interest in the Trust. The Units will not represent a direct investment in the Operating Entities' business. As holders of Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions.

The Trust's primary assets are the Acclaim Notes, the NPI and the direct and indirect ownership of common shares of the Operating Entities. The price per Unit is a function of the anticipated distributable income, the oil and gas properties of the Operating Entities and Acclaim Energy's ability to affect long term growth in the value of the Trust. The market price of Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of Units.

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its assets or obligations and, in the event that a court determines that Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder's share of the Trust's assets.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely by the Trust.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on Unitholders for claims against the Trust.

Dependence on Operating Entities

The Trust is an open-ended energy trust which will be entirely dependent upon the operations and assets of the Operating Entities through the direct and indirect ownership of the Operating Entities' common shares, the Acclaim Notes and the NPI. Accordingly, the cash distributions to Unitholders will be dependent upon the ability of the Operating Entities to pay their interest obligations under the Acclaim Notes, to declare and pay dividends on the Operating Entities' common shares and to make payments under the NPI.

Regulatory Matters

The Operating Entities' operations are subject to a variety of federal, provincial laws and regulations, including laws and regulations relating to the protection of the environment.

Return of Capital

Units will have no value when reserves from the Operating Entities' properties can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

Conflicts of Interest

The directors and officers of Acclaim Energy are engaged in and will continue to engage in other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of Acclaim Energy may become subject to conflicts of interest. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

Voting Rights

Pursuant to the Danoil Merger, a Special Voting Unit was issued which entitles the holder to 29,171,824 votes. The Special Voting Unit is held by Computershare Trust Company of Canada in trust for the holders of the Debentures from time to time and it shall exercise the voting rights attached to the Special Voting Unit in accordance with the instructions of the holders of Debentures from time to time based on the proportion that the principal amount of Debentures held by each holder is to the aggregate principal amount of Debentures outstanding at the particular time. Accordingly, at April 30, 2003 the holders of Debentures were entitled to approximately 19% of the voting rights of the Trust based on 125,905,631 Units outstanding. The Special Voting Unit will be redeemed and the voting rights attached to it will terminate upon the repayment in full of the Debentures on December 31, 2003.

Additional Risk Factors

The business of the Operating Entities are subject to other risks and matters which are outside of their control. See "Business and Properties of Acclaim Energy Inc. – Industry Conditions".

ADDITIONAL INFORMATION

Additional information including remuneration of directors and officers, principal holders of securities and options to purchase Units and interests of insiders in material transactions, is contained in the Information Circular – Proxy Statement of the Trust dated April 17, 2003 and additional financial information is provided in the financial statements of the Trust for the year ended December 31, 2002.

The Trust shall provide to any person, upon request to the Secretary of Acclaim Energy on behalf of the Trust:

(a) when the securities of the Trust are in the course of a distribution pursuant to a preliminary short form prospectus or a short form prospectus,

  (i) one copy of the Annual Information Form of the Trust, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form,

  (ii) one copy of the financial statements of the Trust for the most recently completed fiscal year together with the accompanying report of the auditor and one copy of the most recent subsequent interim financial statements,

  (iii) one copy of the Information Circular – Proxy Statement of the Trust in respect of its most recent annual meeting; and

  (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided the Trust may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Trust.

For additional copies of the Annual Information Form and the materials listed in the preceding paragraphs please contact:

Acclaim Energy Trust
c/o Acclaim Energy Inc.
1800, 255 – 5th Avenue S.W.
Calgary, Alberta T2P 3G6

Phone: (403) 261-9010
Fax: (403) 262-6977

GLOSSARY OF TERMS

"ABCA" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"Acclaim Common Shares" means the common shares of Acclaim Energy;

"Acclaim Energy" means Acclaim Energy Inc., a corporation incorporated under the ABCA;

"Acclaim Exchangeable Shares" means the exchangeable shares, series 1 of Acclaim Energy;

"Acclaim Notes" means, collectively, the Danoil Notes, the Nevis Notes, the Ketch Energy Notes and the Elk Point Notes;

"Acclaim Preferred Shares" means the 14% cumulative, redeemable, retractable, exchangeable preferred shares, series 1 of Acclaim Energy;

"Administration Agreement" means the administration agreement dated April 20, 2001 between Acclaim Energy and the Trust, pursuant to which Acclaim Energy provides administration services to the Trust;

"ARTC" means Alberta Royalty Tax Credit;

"Assets" means the fee simple, working, royalty or other interests of Acclaim Energy in any petroleum and natural gas rights, tangibles and miscellaneous interests and other assets and properties, including, without limitation, assets and properties which may be acquired by Acclaim Energy from time to time;

"Burmis Assets" means the oil and gas assets of Elk Point acquired by Burmis Energy Inc. from Elk Point as part of the Elk Point Arrangement;

"CBCA" means the *Canada Business Corporation Act*, R.S.C. 1985, c. C-44, as amended, including the regulations promulgated thereunder;

"CDS" means The Canadian Depository for Securities Limited;

"Convertible Debentures" means the 11% convertible extendible unsecured subordinated debentures of the Trust;

"Danoil" means Danoil Energy Ltd., a predecessor corporation of Acclaim Energy, incorporated under the ABCA;

"Danoil Merger" means the transaction described under the heading "Acclaim Energy Trust – The Danoil Merger";

"Danoil Notes" means the 12% unsecured subordinated notes of Acclaim Energy issued in connection with the Danoil Merger;

"Debentures" means the 6% unsecured subordinated debentures of Acclaim Energy;

"Elk Point" means Elk Point Resources Inc., a predecessor corporation of Acclaim Energy West Inc., incorporated under the CBCA;

"Elk Point Arrangement" means the business combination involving the Trust, Acclaim Energy, Elk Point and Burmis Energy Inc. completed on January 28, 2003 by way of plan of arrangement under the CBCA pursuant to which, among other things, the Trust indirectly acquired all of the issued and outstanding common shares of Elk Point, the United States assets and certain minor Alberta properties of Elk Point were acquired by Burmis Energy Inc. and the shares of Burmis Energy Inc. were distributed to the former holders of common shares of Elk Point;

"Elk Point Notes" means the 12% unsecured subordinated notes of Acclaim Energy West Inc., a wholly-owned subsidiary of Acclaim Energy, issued in connection with Elk Point Arrangement;

"Established Reserves" means Proved Reserves plus risked Probable Additional Reserves;

"ExploreCo Assets" means certain growth assets of Ketch Energy acquired by Ketch Resources Ltd. from Ketch Energy as part of the Ketch Energy Arrangement;

"GLJ" means Gilbert Laustsen Jung Associates Ltd., independent petroleum consultants of Calgary, Alberta;

"GLJ Reports" means collectively, GLJ Report No. 1 and GLJ Report No. 2;

"GLJ Report No. 1" means the report dated March 17, 2003 evaluating, effective January 1, 2003, crude oil, natural gas liquids and natural gas reserves attributable to Acclaim Energy's properties as at December 31, 2002;

"GLJ Report No. 2" means the report dated April 10, 2003 evaluating, effective January 1, 2003, crude oil, natural gas liquids and natural gas reserves attributable to the properties acquired by Acclaim Energy from Elk Point pursuant to the Elk Point Arrangement.

"Ketch Energy" means Ketch Energy Ltd., a predecessor corporation of Acclaim Energy, incorporated under the ABCA;

"Ketch Energy Arrangement" means the business combination involving the Trust, Acclaim Energy, Ketch Energy and Ketch Resources Ltd. completed on October 1, 2002 by way of a plan of arrangement under the ABCA pursuant to which, among other things, the Trust indirectly acquired all of the issued and outstanding shares of Ketch Energy, certain growth assets of Ketch Energy were acquired by Ketch Resources Ltd. and the shares of Ketch Resources Ltd. were distributed to the former holders of common shares of Ketch Energy;

"Ketch Energy Notes" means the 12% unsecured subordinated notes of Acclaim Energy issued in connection with the Ketch Energy Arrangement;

"Management Agreement" means the management agreement dated April 20, 2001 between the Manager, Acclaim Energy and the Trust, pursuant to which the Manager provided certain management services to Acclaim Energy;

"Manager" means Acclaim Energy Management Inc., a corporation incorporated under the ABCA;

"Nevis" means Nevis Ltd., a predecessor corporation of Acclaim Energy, incorporated under the ABCA;

"Nevis Notes" means the 12% unsecured subordinated promissory notes of Acclaim Energy;

"NPI" means the net profits interest, commencing October 1, 2002, entitling the Trust to approximately 99% of the net cash flow generated from certain of the present and future oil and gas interests and related tangibles owned, directly or indirectly, by Acclaim Energy after certain costs, expenditures and deductions;

"Operating Entities" means Acclaim Energy, Acclaim Energy West Inc., 960347 Alberta Inc., Acclaim Resource Partnership, Acclaim Oil and Gas Ltd., Acclaim Energy Partnership, Acclaim Saskatchewan and 101001276 Saskatchewan Ltd.;

"Proved Reserves" and **"Probable Additional Reserves"** have the meanings given to those terms in the notes under "Oil and Natural Gas Reserves";

"Special Voting Units" means the special voting units authorized pursuant to the Trust Indenture, one of which has been issued to the Voting Trustee pursuant to the Voting Trust Agreement;

"Tax Act" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended, including the regulations promulgated thereunder;

"Trust" means Acclaim Energy Trust, a trust formed pursuant to the laws of Alberta;

"Trust Indenture" means the amended and restated trust indenture dated April 20, 2001 pursuant to which the Trust is governed;

"Trustee" means Computershare Trust Company of Canada as trustee of the Trust;

"TSX" means the Toronto Stock Exchange;

"Units" means trust units of the Trust;

"Unitholders" means the holders of Units;

"Voting Trust Agreement" means the voting trust agreement dated April 20, 2001 between Computershare Trust Company of Canada, as trustee, and the Trust; and

"Voting Trustee" means Computershare Trust Company of Canada, in its capacity as trustee under the Voting Trust Agreement.

All dollar amounts set forth in this annual information form are in Canadian dollars, except where otherwise indicated.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas	
bbls	barrels	mcf	thousand cubic feet
mbbls	thousand barrels	mmcf	million cubic feet
bbls/d	barrels of oil per day	bcf	billion cubic feet
boe/d	barrels of oil equivalent per day	mcfd	thousand cubic feet per day
mboe	one thousand barrels of oil equivalent	mmcfd	million cubic feet per day
mmbbls	million barrels	m^3	cubic metres
NGLs	natural gas liquids (consisting of any one or more of propane, butane and condensate)	mmbtu	million British Thermal Units
mstb	thousand stock tank barrels of oil		
bpd	barrels of production per day		

Other

BOE	means barrel of oil equivalent, using the conversion factor of six (6) mcf of natural gas being equivalent to one bbl of oil. The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.
WTI	means West Texas Intermediate.
API	means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.

CONVERSION

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.289
feet	metres	0.305
metres	feet	3.281
miles	kilometers	1.609
kilometers	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	mmbtu	0.95

Annual Report 01

YOUR NEW ENERGY INCOME TRUST . . . COMMITTED TO DELIVERING SUPERIOR RESULTS



A MODEL FOR VALUE AND GROWTH

ACCLAIM ENERGY TRUST

Corporate Profile

Acclaim Energy Trust's goal is to provide tax-effective distributions and deliver superior rates of return to its Unitholders. Acclaim is a Calgary based open-end income trust actively involved in the development and acquisition of oil and natural gas reserves in western Canada. Acclaim was created through the merger of Danoil Energy Ltd. with the Western Facilities Fund. Acclaim has a well-established record of production and cash flow growth. During the past ten years, production has increased each year rising from 133 boe/d in 1991 in a steady progression to an average of 6,355 boe/d in 2001. Since 1997, a new management team has guided the Company through five corporate acquisitions and initiated exploitation activities, drilling 232 gross wells (193 net) with a 93% success rate. Acclaim distributes its revenue on a tax-deferred basis. The Trust is managed by Acclaim Energy Management Inc. The Trust units trade under the symbol "AE.UN" on the Toronto Stock Exchange. As at March 20, 2002, the Trust had 32 million units outstanding.

Annual Meeting

The Annual General Meeting of the Unitholders will take place on May 14, 2002 at 3:00 p.m., in the Devonian Room, at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary. All Unitholders are invited to attend - those unable to do so, are requested to complete, sign and return the enclosed proxy form.

Vision

We remain committed to our goal of creating Unitholder value.



Table of Contents

Please note that any information predating April 20, 2001 relates to Danoil Energy Ltd.

Highlights

($ thousands except per unit amounts)	Twelve Months Ended December 31 2001	2000	% Change
Revenue before royalties	$ 66,378	$ 60,753	9
Cash Flow	$ 32,621	$ 32,260	1
Per Share - basic	$ 1.33	$ 1.43	(7)
- diluted	$ 1.31	$ 1.36	(4)
Net Income	$ 15,943	$ 11,461	39
Per Share - basic	$ 0.65	$ 0.51	27
- diluted	$ 0.64	$ 0.48	33
Capital Expenditures - net	$ 12,840	$ 45,964	(72)
Total Net Debt	$ 31,290	$ 38,745	(19)
Market Capitalization	$ 89,608	$ 75,635	18
Total Capitalization	$120,898	$114,380	6
Unitholders Equity	$ 59,064	$ 36,961	60
Outstanding Units (000s)			
basic	27,154	22,246	22
diluted	27,960	26,052	7
Daily Production			
Oil (b/d)	4,030	3,262	23
Gas (mcf/d)	13,948	13,800	1
Boe/d (6:1)	6,355	5,567	14
Established Reserves (mboe)	18,524	18,680	(1)
Finding, Development and Acquisition Costs			
Per boe	$ 5.93	$ 8.03	(26)
Three Year Average	$ 6.61	$ 6.96	(5)

Payment Dates	Taxable Amount	Tax Deferred Amount (Return of capital)	Total Distribution
First Payment October 22, 2001	$ –	$ .08	$ .08
November 20, 2001	$ –	$ .08	$ .08
December 20, 2001	$ –	$ .05	$ .05
	$ –	$ .21	$ .21

Acclaim's distributions rank as the least taxable of all Canadian oil and gas trusts.

Message to Unitholders

Acclaim's direction is provided by (left to right):

Jack C. Lee
President and Chief Executive Officer

Robert G. Brawn
Chairman of the Board

Barry P. Dorin
Executive Vice President and Chief Operating Officer

Acclaim Energy Trust has a long record of profitability and the year 2001 proved to be no exception. Despite volatile oil and gas prices and despite not having made a significant acquisition, Acclaim's production increased an average of 14% to a record 6,355 boe/d and earnings increased 39% to $15.9 million, or $0.64/unit.

Originally launched in 1985 as a private oil and gas production company, Acclaim is now a new income trust resulting from the business combination of Danoil Energy Ltd., an oil and gas development and production company, and Western Facilities Fund (WFF). On April 20, 2001, the transaction was approved unanimously by Danoil shareholders and by an overwhelming majority of the unitholders of WFF. The units commenced trading on the Toronto Stock Exchange as Acclaim under the symbol AE.UN on April 26, 2001.

Based on current production volumes, this business combination placed Acclaim in the enviable position of being able to distribute 100% of its forecasted 2002 cash flow on a tax-deferred basis. This ranks Acclaim's distributions as the least taxable of all Canadian oil and gas trusts.


Production (boe/d)
133
226
785
1,632
2,004
2,064
3,314
3,955
4,570
5,567
6,355
'91
'92
'93
'94
'95
'96
'97
'98
'99
'00
'01
Model of Consistent Growth

2001 HIGHLIGHTS

- Earnings increased 39% to $15.9 million, up 33% on a per unit basis to $0.64/unit
- Cash flow increased 1% to $32.6 million, down 4% on a per unit basis to $1.31/unit
- Oil production increased 23% to average 4,030 b/d
- Natural gas production increased 1% to average 13.9 mmcf/d
- Total production therefore increased 14% to average 6,355 boe/d
- Total debt was reduced by 19% to $31.3 million
- Unitholder equity increased by 60% to $59.1 million
- Initiated distributions to Unitholders in October 2001

GROWTH

Acclaim's history has been a model of consistent growth. During the past ten years, production has increased each year rising from 133 boe/d in 1991 with steady progression to an average of 6,355 boe/d in 2001. During this same period, the Company was profitable in every year except 1998, a year of record low prices. Acclaim's return on equity during this same period averaged 12%. In May 1997, Acclaim acquired a private company and installed the core of a new management team. Since then, Acclaim has completed four additional corporate and approximately 10 property acquisitions and initiated a 232 well exploitation program with a success rate exceeding 93%. This activity resulted in reserves increasing from 10.3 million boe to 18.5 million boe, net of 9.5 million boe that were produced during the period. In the past two years, return on equity has been at an exceptional level and has averaged 29%.

DISTRIBUTIONS

As a conservative measure, it was deemed prudent to complete Acclaim's 2001 capital expenditure program prior to commencing distributions. The first distribution of $0.08/unit was received by Unitholders on October 20, 2001 and was followed by two further payments of $0.08/unit and $0.05/unit, totaling $0.21/unit for the year 2001. One hundred per cent of the distributions in 2001 were tax-deferred and considered a return of capital. At current production levels and prices, Acclaim estimates that 100% of its 2002 distributions will also be a return of capital and therefore tax deferred.

MANAGEMENT

The management team at Acclaim is made up entirely of senior oil and gas personnel who have spent their working lives acquiring the necessary experience and the technical expertise to attain an industry-wide recognition of their successful track records. This group has not only nurtured and facilitated the growth and transformation from an oil and gas exploration/production company into a Trust, but together with family and directors, continue to own more than 30% of the outstanding units. The management team at Acclaim has its interests directly aligned with all other Unitholders.

The financial results reported during the year and the subsequent distributions are reflective of an extremely volatile year. It would be difficult to find a period that characterized the cyclical nature of the oil and gas business more dramatically than the past few years. The management team at Acclaim has recognized for some time, that to be successful in the oil and gas business, it is imperative to not only be aware of these cycles but also be prepared and able to anticipate and manage our business through this type of volatility. We are proud to say that in 2001, Acclaim may have been the only oil and gas trust not to have completed a major transaction in what experience told us was a price environment that was unsustainable. It is experience and adherence to discipline that have been key factors to our historical success.

STRATEGY

We remain steadfast in maintaining our goal of creating value for Unitholders.

We will not make acquisitions unless they meet our strict criteria for creating value and return on investment for our Unitholders. More specifically, other aspects of our strategy include: increasing our inventory of gas and light oil, increasing our reserve life index, improving our corporate netbacks and making acquisitions that are accretive to cash flow and reserves per unit while maintaining the same relative leverage after completion of the transaction.

We do seek creative and innovative ways to provide growth and add value to the Trust. One such transaction that has come to fruition was the formation of the joint ventures announced on November 13, 2001. Acclaim announced that it had signed joint venture agreements with three private companies. The joint venture agreements provide, amongst other things, that Acclaim will operate and participate as to a 25% interest in the drilling and/or recompletion of a minimum of 15 exploration and development wells. The program also included one 2D and one 3D seismic program and the potential to drill a number of option wells. Estimated total costs of the program exceed $11 million with net costs to the joint venture estimated at $8.25 million. This access to joint venture capital has enabled Acclaim to reduce its overall level of capital expenditures for the year, complete its entire 2001 exploration and development program and potentially unlock significant value residing in its undeveloped land base.

We recognize that cost of capital is a key competitive advantage offered to the trust sector over the exploration and development sector. We also recognize that the largest trusts enjoy the lowest cost of capital. We are determined to create a larger trust.

OUTLOOK

In 2001, the consolidation taking place in the oil and gas industry continued at a torrid pace. This consolidation is expected to result in a further round of property rationalizations by the new owners, seeking to retain assets that are strategic or synergistic with their existing properties. This next round of property sales should lead to significant new acquisition opportunities at the right time in this particular commodity price cycle. Acclaim expects to purchase oil and gas properties in 2002.

On February 20, 2002 Acclaim completed the first public financing undertaken by the Trust. The Trust issued 4,375,000 units at a price of $3.45/unit for total proceeds of $15,093,750. The issue was completed on "a bought deal basis" and was led by CIBC World Markets with participation from National Bank Financial. The estimated net proceeds of $14.2 million will be used initially to reduce outstanding debt and to finance Acclaim's ongoing development and acquisition programs. After the issue, total debt outstanding is estimated to be $16 million, (less than the 2002 forecasted cash flow). In our view, Acclaim has positioned itself as perhaps the most conservatively financed of all trusts in the sector and now maintains a competitive advantage in its quest to complete a significant transaction in 2002.

IN CLOSING

During the year, Duane Domier, Vice President Production, and Raymond Pether, one of the Board members, retired and we thank them for their active participation and valued contribution to Acclaim. We would also like to take this opportunity to offer our sincere appreciation to all employees, officers, directors and our Unitholders for their continued support in making Acclaim successful in its first year of operations. We are confident that with the dedicated team we have in place, your new energy trust will continue to be a model for value and growth.

Robert G. Brawn
Chairman of the Board
April 2, 2002

Jack C. Lee
President and Chief Executive Officer

Operations Review

OPERATIONS

The six areas highlighted on the map represent approximately 80% of Acclaim's daily production and reserves. Acclaim operates 97% of its production and holds working interests greater than 90% in these properties. Generally speaking, the gas reserves and production account for approximately 30% and are located predominantly in Alberta, the oil properties, 70% of production and reserves, are located in Saskatchewan. All of the properties have year round access.

DRILLING STATISTICS

	1997		1998		1999		2000		2001	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Oil	83	69.5	1	0.7	13	13.0	31	27.3	46	40.9
Gas	6	5.6	7	3.4	9	7.5	11	8.7	5	4.0
Abandoned	3	1.2	5	2.3	4	3.8	5	4.8	3	1.2
Total	**92**	**76.3**	**13**	**6.4**	**26**	**24.3**	**47**	**40.8**	**54**	**46.1**

One of the key aspects to Acclaim's overall success has been its adherence to maintaining a large inventory of low risk development drilling opportunities. In the past five years, Acclaim has participated in a total of 232 gross wells (194 net) completing 174 as oil wells, 38 as gas wells and abandoned 20. Over the last five years, on a net basis, the success rate exceeds 93%.


Acclaim has an average 90% working
interest in its oil and gas properties and
operates 97% of its production.
Alberta
Saskatchewan
JUDY CREEK
CARSON CREEK
Edmonton
LLOYDMINSTER
CORRIDOR
Saskatoon
Calgary
DODSLAND
Regina
BANTRY
LEITCHVILLE/
LEON LAKE

Drilling activity in 2001 proved to be no exception. Acclaim participated in a total of 54 gross wells (46.1 net) completing 46 as oil wells, five as gas wells and abandoning three. On a net basis, the success rate was 97%. As a new trust, Acclaim will continue to make exploitation and development drilling a significant part of its overall strategy.

Through the acquisition of companies or property packages, Acclaim will acquire properties that are exploration-oriented in nature. In order to process and evaluate these prospects, Acclaim has decided to enter into joint venture arrangements. The three joint ventures concluded in 2001 provide a number of distinct positive attributes to Acclaim Unitholders. The joint ventures are essentially large-scale farmouts that include a broad range of prospects from development to high risk, high impact gas prospects. The single most significant prospect is at Brazeau. The joint ventures will participate in a 3,900-meter (12,800 foot) Nisku test. The prospect is controlled by 3D seismic and is situated between known Nisku pools, one that is two miles north that has produced 12.5 bcf and one pool situated two miles to the south, that has produced in excess of 68 bcf from two wells and is still producing approximately 6.0 mmcf/d. An industry partner has taken a farmout from Acclaim on 50% of its interest and will operate the well. The remaining 50% has been allocated to the joint venture. Acclaim's interests in the well after earning would be 31.25% plus a royalty on 50% of production before payout and 56.25% after payout.

Finding and Development Costs

Finding and development costs for 2001 were $5.93 per boe of proven plus half probable reserves, excellent by industry standards.

	2001	2000	1999	3 Year
Net Capital Expenditures (000's)	**$ 12,840**	$ 45,964	$ 10,052	$ 68,856
Net Reserve Additions (mboe)				
Proven	**1,984**	5,881	2,351	10,216
Proven plus 50% Probable	**2,165**	5,723	2,525	10,413
Finding and Development Costs ($/boe)				
Proven	**$ 6.47**	$ 7.82	$ 4.28	$ 6.74
Proven plus 50% Probable	**$ 5.93**	$ 8.03	$ 3.98	$ 6.61

Reserves



20,000
16,000
12,000
8,000
4,000
0
'97 '98 '99 '00 '01

Established Reserves (mboe)

When comparing established reserves on a barrel of oil equivalent basis, with gas converted at a ratio of 6:1, Acclaim replaced 99% of its production in 2001.



Reserve Volumes as at December 31 (1) (2) (3)



	2001	2000
Oil and NGLs (mbbls)		
Proven Producing	**7,980**	8,531
Proven Non-Producing	**4,216**	4,119
Total Proven	**12,196**	12,650
Probable	**1,687**	1,652
Total Proven plus Probable	**13,883**	14,302
Established(3)	**13,039**	13,476
Natural Gas (mmcf)		
Proven Producing	**25,035**	24,512
Proven Non-Producing	**6,097**	5,908
Total Proven	**31,132**	30,420
Probable	**3,555**	1,602
Total Proven plus Probable	**34,687**	32,022
Established(3)	**32,910**	31,221
Barrels of Oil Equivalent (mboe)		
Proven Producing	**12,152**	12,616
Proven Non-Producing	**5,232**	5,104
Total Proven	**17,384**	17,720
Probable	**2,280**	1,919
Total Proven plus Probable	**19,664**	19,639
Established(3)	**18,524**	18,680

(1) Working interest reserves before the deduction of royalties

(2) The Trust's major petroleum and natural gas reserves representing 91 percent (97 percent in 2000) were evaluated by Sproule Associates Limited and the balance by Acclaim management.

(3) Established equals proven plus 50% probable.

Reserves Reconciliation

In a year in which the Trust did not complete a significant property acquisition, it was able to substantially maintain reserves.

	Oil and NGLs (mbbls)		Natural Gas (mmcf)		Barrels of Oil Equivalent (mboe)		
	Proven	Risked Probable	Proven	Risked Probable	Proven	Risked Probable	Established
Reserves at December 31, 2000	12,650	826	30,420	801	17,720	960	18,680
Acquisitions	262	–	45	–	269	–	269
Dispositions	(307)	(94)	(565)	(225)	(401)	(131)	(532)
Additions/Revisions	1,061	112	6,324	1,201	2,117	312	2,429
Production	(1,471)	–	(5,091)	–	(2,320)	–	(2,320)
Reserves at December 31, 2001	12,195	844	31,132	1,778	17,384	1,140	18,524

PRESENT VALUE OF ESTIMATED FUTURE NET REVENUE BEFORE TAX
(As at December 31, 2001)

	Discounted at		
(000s)	10%	12%	15%
Proven Producing	$ 94,458	$ 88,622	$ 81,262
Proven Non-Producing	28,325	25,099	21,105
Total Proven	122,783	113,721	102,367
Probable	14,996	13,280	11,222
Total Proven plus Probable	137,779	127,001	113,589
Established	$ 130,281	$ 120,361	$ 107,978

PRICE FORECAST

The estimate of future net revenues is based on the following March 1, 2002 price forecast prepared by Sproule Associates Limited.

	Crude Oil WTI @ Cushing $US/bbl	Edmonton Par Price $Cdn/bbl	Natural Gas Alberta 30 Day Spot Plant gate $Cdn/mmbtu
2002	20.61	31.54	3.13
2003	20.79	31.66	3.90
2004	21.12	32.17	4.17
2005	21.44	32.65	4.25
2006	21.76	33.14	4.33

The preceding prices are benchmark prices. The Trust's future net revenues are adjusted according to the quality of oil and gas reserves and the terms of any sales contracts in place for individual properties. Sproule Associates Limited includes provision for escalation of prices beyond 2006 at an average of approximately 1.5 percent per annum for oil and 1.8 percent for natural gas.

NET ASSET VALUE

The Trust's net asset value is largely dependent on future oil and gas prices and is based on production of existing reserves. It does not consider income taxes or assume any reinvestment of discretionary cash flow. At December 31, 2001 the net asset value, utilizing a 10 percent discount rate, was $4.06 per unit. The decrease in net asset value from 2000 was primarily the result of using lower oil and gas price forecasts for year end 2001. These calculations are provided in the table that follows:

(000$ except per unit numbers)	2001		2000	
Discount Factor	10%	12%	10%	12%
Reserves				
Proven	$ 122,783	$ 113,721	$ 164,191	$ 155,678
Probable, Risked at 50%	7,498	6,640	6,391	5,754
Undeveloped Land	12,682	12,682	13,639	13,639
Minority Interest in Vintage	–	–	(1,884)	(1,802)
Working Capital	(8,588)	(8,588)	(11,261)	(11,261)
Long-term Debt	(22,702)	(22,702)	(27,484)	(27,484)
Options/Warrants Proceeds	1,717	1,717	7,308	7,308
Net Asset Value	$ 113,390	$ 103,470	$ 150,900	$ 141,832
Units/Shares Diluted	27,960,476	27,960,476	26,052,383	26,052,383
Net Asset Value per Unit/Share	$ 4.06	$ 3.70	$ 5.79	$ 5.44

Management's Discussion and Analysis

Management's discussion and analysis of Acclaim's financial position and the results of its operations in 2001, should be read in conjunction with the audited financial statements as presented in this annual report.

OVERVIEW OF 2001

The year 2001 saw our reorganization into an income trust, increased oil production, maintenance of reserves after production and considerable strengthening of Acclaim's ability to make distributions on a return of capital basis.

Production volumes increased 14 percent to 6,355 boe/d from 5,567 boe/d the prior year. Total production volumes increased to 2,320 mboe from 2,037; with oil volumes increasing 23% to 4,030 b/d from 3,262 b/d and gas volumes increasing 1% to 13.9 mmcf/d from 13.8 mmcf/d in 2000. These increases were primarily as a result of the acquisition of Basinview Energy Inc. in December 2000, heavy oil drilling in late 2000 and the 35 well summer 2001 light oil drilling program at Dodsland.

Production Volumes	2001	2000
Oil & liquids - bbls	**1,471,000**	1,194,000
Natural gas - mcf	**5,091,000**	5,062,000
Total Volumes - boe	**2,320,000**	2,037,000

FINANCIAL RESULTS

The following table and commentary review the operating results for the two years ended December 31, 2001 and 2000. Barrel of oil equivalent (boe) is calculated using a 6:1 conversion ratio for natural gas.

	Year ended December 31, 2001		Year ended December 31, 2000	
	000's	Per boe	000's	Per boe
Oil & Gas Revenue				
Oil and liquids	$ 34,251	$ 23.28	$ 37,695	$ 31.58
Natural gas	28,986	34.14	26,532	31.44
Hedge gain (cost)	3,141	1.35	(3,474)	(1.70)
Other	185	0.08	188	0.09
	66,563	28.69	60,941	29.91
Royalties, net of ARTC	12,377	5.34	10,871	5.34
Operating costs	15,588	6.72	12,681	6.22
Net Production Revenue	38,598	16.64	37,389	18.35
General and administrative	3,218	1.38	3,072	1.51
Management fee	572	0.25	–	–
Interest	2,042	0.88	1,678	0.82
Capital taxes	145	0.06	379	0.19
Funds from Operations	$ 32,621	$ 14.07	$ 32,260	$ 15.83

Oil and gas revenue increased 9 percent to $66.6 million from $60.9 million the prior year. This increase is accounted for 75% by increases in volumes sold and 25% by overall decreases in pricing per unit. Oil prices received are down 26% over average 2000 prices and gas prices are up 9% in 2001. Hedges in place (predominantly on gas) in the current year earned the trust $3.1 million or $1.35 per boe versus a cost of $3.5 million (predominately on oil) or $1.70 per boe in 2000.

Royalties, net of ARTC, increased 14 percent from $10.9 million to $12.4 million in 2001. This increase was consistent with the increase in revenues and also reflects a higher royalty structure for gas production. As a percentage of oil and gas revenue, net royalties increased from 16.9 percent to 19.6 percent in 2001. Acclaim estimates ARTC payments to be $500,000 in the current year (2000 - $515,000).

Operating expenses increased by 23 percent in 2001 to $15.6 million from $12.7 million the prior year. This increase is mainly due to increased production volumes. On a unit of production basis, operating costs increased 8 percent to $6.72 per boe from $6.22 per boe in 2000, primarily due to several unscheduled plant and battery turnarounds and higher utility costs.

General and administrative expenses and management fees totaled $3.8 million in 2001 (2000 - $3.1 million). On a unit of production basis, administrative expenses increased to $1.63 per boe (2000 - $1.51 per boe). Acclaim does not capitalize any general and administrative expenses.

Management fees are payable for senior level management, advisory, strategic planning and policy making services. The fees are equal to 2.5% of net production revenue (being $561 thousand) plus 1.5% of the purchase price of assets (being $11 thousand) and 1% of the purchase price of assets sold (none).

Interest costs on long term debt and debentures increased to $2.0 million ($0.88 per boe) from $1.7 million ($0.82 per boe) the prior year. This is the result of increased debt outstanding during 2001.

Depletion and amortization increased to $16.7 million from $11.9 million; $7.19 per boe from $5.82 per boe.

No ceiling test write down was required in 2001 or 2000.

Abandonment costs incurred in the year of $397,000 ($562,000 in 2000) were deducted from the reserve.

Current income taxes of $146,000 are related to the Large Corporation Capital Tax ($350,000 in 2000 which also includes Saskatchewan Resource Surcharge). The tax pool balances as per tax returns, are summarized in the following table:

(000's)	Deduction	2001	2000
Non-capital Losses	100%	$ 58,409	$ 5,433
Canadian Exploration Expense	100%	–	1,048
Canadian Development Expense	30%	21,662	9,830
Canadian Oil & Gas Property Expense	10%	18,814	19,744
Undepreciated Capital Cost	Various rates	12,723	13,756
Other	Various rates	1,655	245
Total Tax Pools		$ 113,263	$ 50,056

Cash flow from operations increased to $32.6 million versus $32.3 million the prior year. Diluted per unit values decreased to $1.31 from $1.36 in 2000 due to the increased number of units issued and outstanding in 2001.

Net earnings for 2001 were $15.9 million or $0.64 per unit-diluted compared to earnings of $11.5 million or $0.48 per share the prior year. Earnings increased by 39% due to tax pools recorded in the amalgamation with WFF and the related lower tax expense.

CAPITAL EXPENDITURES

(000's)	2001	2000
Drilling & Completions	$ 10,321	$ 13,012
Production Facilities	3,737	6,085
Land	1,832	2,601
Seismic	501	1,408
Total Exploration & Development	16,391	23,106
Acquisitions	1,089	23,591
Dispositions	(4,722)	(780)
Office Equipment	82	47
Total	$ 12,840	$ 45,964

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2001, Acclaim had a debt and working capital deficiency of $31.3 million versus $38.7 million in 2000. During the year, the working capital deficit decreased by $2.7 million while long term debt decreased by $4.7 million. The unused portion of Acclaim's banking facilities at December 31, 2001 amounted to $26 million.

Acclaim's capital budget for 2002 is approximately $7 million, comprised mainly of development expenditures associated with the drilling of proven undeveloped locations identified in the Sproule Report. This does not include any estimate for acquisitions.

Crude oil and natural gas prices and exchange rates may change significantly due to factors not controllable by Acclaim. The table below provides a summary of estimated sensitivities to price and exchange rate fluctuations for 2002 based on production levels and costs at January 1, 2002.

(Cdn$)	Net Income (000's)	Cash Flow from Operations (000's)
Increase in crude oil price by $1.00 per bbl	$ 590	$ 1,073
Increase in natural gas price by $0.10 per mcf	$ 180	$ 327
Increase in value of Canadian dollar compared to U.S. dollar by $0.01	$ 124	$ 225

All of Acclaim's expenditures are subject to the effects of inflation and prices received for the product sold are not readily adjustable to cover any increase in expenses resulting from inflation. Acclaim has no control over government intervention or taxation levels in the oil and gas industry.

The provision for abandonment and site restoration costs relating to Acclaim's properties was $4.3 million as at December 31, 2001 ($3.5 million as at December 31, 2000). In accordance with the accounting policy adopted by Acclaim, the annual provision for abandonment and site restoration is based on a unit of production allocation method.

Acclaim maintains an insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts, pollution and other business interruptions. Acclaim believes it is in substantial compliance, in all material respects, with current environmental legislation and regularly works with governmental environmental agencies to maintain this level of compliance.

SHARE TRADING HISTORY

In 2001, 8.4 million Units/Shares traded on the TSE between a low of $3.11 and a high of $4.65, closing the year at $3.30. During the year 34,800 shares were retired under a normal course issuer bid.

During the year 2000, 6.6 million Common Shares traded on the TSE and CDNX between a low of $1.60 and a high of $4.30. The Danoil Common Shares closed at $3.40 on December 31, 2000. During the year 2000, under a normal course issuer bid, 1.2 million Common Shares for $3.1 million were bought and retired at an average price of $2.62 per share.

BUSINESS RISKS

Companies involved in the production and exploitation of oil and natural gas face a number of risks and uncertainties inherent in the industry. Acclaim's performance is influenced by a number of factors including commodity pricing, inflation, transportation and marketing constraints, and government regulation and taxation. Government intervention, taxation and the rules applicable to the ratification of The Kyoto Accord might affect risk.

Global supply and demand conditions as well as world wide political events influence oil prices. The price Acclaim receives for its oil is further adjusted by gravity and other quality factors of oil, and the transport of oil to market through pipelines. The impact of the pricing differential between light and heavy oil on Acclaim's average wellhead price is significant in that approximately 50% of Acclaim's production involves heavy oil (14° API). As the price of oil in Canada is based on a US benchmark price, variations in the Canada/US exchange rate further affects Acclaim's oil prices.

Natural gas prices are influenced by the North American supply and demand balance. Seasonal changes in demand, which are largely influenced by weather patterns, also affect the price of natural gas. Acclaim utilizes a combination of aggregators as well as spot markets in its natural gas pricing strategy. Currently, approximately 80% of the Trust's gas sales are into the Alberta spot market.

In 2001, Acclaim established a risk management committee to implement a program within the guidelines set by the Board of Directors. The current price hedging strategies include: fixed price contracts, costless collars, the purchase of floor price options and other derivative financial instruments. The main goal of the risk management program is to provide a level of stability and predictability in monthly distributions to Trust Unitholders. Acclaim's current hedge commitments to March 11, 2002, are summarized in note 10 to the financial statements.

Management's Report

Acclaim Energy Inc., as manager of Acclaim Energy Trust , is responsible for preparing the accompanying consolidated financial statements that have been prepared in accordance with generally accepted accounting principles.

Acclaim's accounting procedures and related systems of internal control are designed to provide reasonable assurance that its assets are safeguarded and its financial records are reliable. Management is satisfied that these financial statements have been prepared accordingly and within reasonable limits of materiality. Further, management is satisfied that the financial information throughout the balance of this annual report is consistent with the information presented in the financial statements.

Independent auditors have been appointed by the Trustee. They have examined the financial statements of the Trust and the predecessor company for the years ended December 31, 2001 and 2000; the auditor's opinion is expressed herewith.

The Audit Committee has reviewed these statements with management and the auditors, and has reported to the Board of Directors. The Board has approved the financial statements of Acclaim Energy Trust which are contained in this annual report.

Calgary, Alberta
March 8, 2002

Don S. Milne BComm, CMA
Controller

Auditors' Report

We have audited the consolidated balance sheets of Acclaim Energy Trust (formerly Danoil Energy Ltd.) as at December 31, 2001 and 2000, the consolidated statements of income and retained earnings, and of cash flow for the years then ended . These consolidated financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2001 and 2000 and the results of its operations and the its cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
March 8, 2002

Deloitte & Touche LLP
Chartered Accountants

Acclaim Energy Trust

Consolidated Balance Sheets

As at December 31 (000's)	2001	2000
ASSETS		(Note 1)
Current assets		
Cash	$ 4	$ 161
Investments (market value is $ 235 ($254 - 2000))	227	245
Accounts receivable	10,507	12,633
Prepaid expenses	1,029	729
	11,767	13,768
Future tax asset - Notes 1 and 6	9,950	–
Property and equipment - Note 3	170,152	158,097
Accumulated depletion and amortization	(70,922)	(55,714)
	99,230	102,383
	$ 120,947	$ 116,151
LIABILITIES		
Current liabilities		
Accounts payable	$ 10,643	$ 25,029
Distributions payable - Note 12	1,360	–
Current portion - Debenture - Note 1	8,352	–
	20,355	25,029
Long term debt - Note 4	19,290	27,484
Debenture payable - Note 5	3,412	–
Future income taxes - Note 6	–	21,181
Deferred credit - Notes 1 and 6	13,483	–
Site restoration accrual	5,343	4,259
Minority interest - Note 9	–	1,237
	61,883	79,190
UNITHOLDERS' EQUITY		
Capital - Note 7	35,257	21,641
Retained earnings	30,860	15,320
Accumulated unitholders' distributions - Note 12	(7,053)	–
	59,064	36,961
	$ 120,947	$ 116,151

On behalf of the Board:

Robert G. Brawn
Chairman of the Board

Jack C. Lee
President, CEO & Director

Acclaim Energy Trust

Consolidated Statements of Income and Retained Earnings

For the Years Ended December 31 (000's)	2001	2000
INCOME		(Note 1)
Oil and natural gas revenue	$ 66,378	$ 60,753
Royalties	(12,377)	(10,871)
Other income	185	188
	54,186	50,070
EXPENSES		
Production	15,588	12,681
General and administrative	3,218	3,072
Management fee - Note 8	572	–
Interest	2,042	1,678
Depletion and amortization - Note 3	16,689	11,861
	38,109	29,292
Net income before income taxes and minority interest	16,077	20,778
Income taxes - Note 6		
Current	145	379
Amortization of deferred credit	(6,662)	–
Future tax provision	6,555	8,802
	38	9,181
Minority interest	96	136
NET INCOME FOR THE YEAR	15,943	11,461
Retained earnings, beginning of year	15,320	5,763
Premium paid on buy back of common shares - Note 7	(124)	(1,966)
Adoption of new accounting policy	–	62
Buyout of options/warrants	(279)	–
RETAINED EARNINGS, END OF YEAR	$ 30,860	$ 15,320
NET INCOME PER UNIT - Note 11		
Basic	$ 0.65	$ 0.51
Diluted	$ 0.64	$ 0.48

Acclaim Energy Trust

Consolidated Statements of Cash Flow

For the Years Ended December 31 (000's)	2001	2000
CASH PROVIDED BY (USED IN)		(Note 1)
OPERATIONS		
Net income	$ 15,943	$ 11,461
Items not involving cash:		
Depletion and amortization	16,689	11,861
Minority interest	96	136
Amortization of deferred credit	(6,662)	–
Future income taxes	6,555	8,802
Funds from operations	32,621	32,260
Site restoration expenditures	(397)	(562)
Increase (decrease) in non-cash working capital	(12,406)	8,526
	19,818	40,224
INVESTING		
Additions to property and equipment	(17,563)	(25,138)
Disposals of property and equipment	4,723	780
Cash acquired on purchase of Trust - Note 1	15,392	–
Costs related to Trust acquisition - Note 1	(1,206)	–
Purchase of corporate assets	–	(16,122)
Purchase of minority interest in Vintage Resource Corp.- Note 9	(548)	–
	798	(40,480)
FINANCING		
Increase (decrease) in long-term debt	(8,194)	2,600
Decrease in debentures payable (Note 1)	(11,764)	–
Issue of capital	5,316	891
Normal course issuer bid	(158)	(3,087)
Buyout of warrants/options	(280)	–
	(15,080)	404
DISTRIBUTIONS TO UNITHOLDERS - Note 12	(5,693)	–
INCREASE (DECREASE) IN CASH POSITION	(157)	148
Cash position, beginning of year	161	13
CASH POSITION, END OF YEAR	$ 4	$ 161
SUPPLEMENTARY INFORMATION - CASH PAYMENTS		
Interest	$ 1,900	$ 1,718
Income taxes	$ 145	$ 379
FUNDS FROM OPERATIONS, PER UNIT - Note 11		
Basic	$ 1.33	$ 1.43
Diluted	$ 1.31	$ 1.36

Notes to the Consolidated Financial Statements

(*For the years ended December 31, 2001 and 2000*)
(Tabular amounts are in thousands)

Note 1 - Amalgamation of Nevis Ltd. / Western Facilities Fund with Danoil Energy Ltd.

The figures provided for the year ended December 31, 2000 and for the period ended April 20, 2001 are those of Danoil Energy Ltd.

On April 20, 2001 Danoil Energy Ltd. amalgamated with Nevis Ltd. ("Nevis") with the resulting company being named Acclaim Energy Inc.. Acclaim Energy Inc. is owned by Acclaim Energy Trust, (the "Trust") previously Western Facilities Fund ("WFF"), with Danoil shareholders now being unitholders of the trust.

The amalgamation entitled the WFF unitholders holding 29.2 million units to a debenture valued at $0.807per unit (resulting in a debenture in the amount of $23.5 million) and voting rights to 29.2 million votes or 58% of the votes of unitholders.

In addition, each WFF unitholder received one unit in the amalgamated entity for each 14 existing WFF units (resulting in 2.1 million units being issued).

Danoil shareholders received one unit for each Danoil common share (resulting in 22.8 million units being issued).

Subsequent to the amalgamation there were 25.1 million Acclaim Energy Trust units outstanding. - Note 7

The net assets of Danoil were recorded in the combination at their carrying value. The transaction was accounted for under the purchase method of accounting.

Fair Value of Net Assets of WFF are as follows:		
Working capital (net of cash acquired)	$	136
Future tax asset		37,686
Deferred credit - Note 6		(20,146)
	$	17,676

Aggregate Consideration for the Net Assets of WFF are as follows:		
Debenture	$	23,527
Units issued		8,335
Transaction costs		1,206
		33,068
Less cash acquired from WFF		(15,392)
	$	17,676

As required under Generally Accepted Accounting Principles, the future tax asset of $37.686 million was computed using the current tax rate applied to the tax pools of Nevis/WFF. This results in booking assets in excess of the aggregate consideration paid, which is then offset by the deferred credit of $20.146 million. The deferred credit is amortized to tax expense as the related tax pools are utilized - Note 6.

Note 2 - Significant Accounting Policies

The Trust which is incorporated under the laws of Alberta, is principally involved in the exploration, development, gathering and production of oil and natural gas in Canada.

a) **Basis of Consolidation**
The financial statements include the accounts of the Trust and it's subsidiaries. All inter-entity transactions have been eliminated.

b) **Oil and Natural Gas Operations**
The Trust follows the full cost method of accounting for oil and gas operations, whereby all costs associated with the exploration for, and development of, oil and natural gas reserves are capitalized by cost centre. Such costs include land, acquisition expenditures, drilling, geological and geophysical expenses, carrying charges of nonproductive properties, costs of drilling wells, gathering and production facilities, and financing and administrative costs directly related to capital projects. Proceeds from the sale of any interests in oil and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a disposition would alter the rate of depletion by at least 20%.

Depletion of oil and gas properties is calculated using the unit-of-production method based on estimated net proven reserves, as determined by the Trust and reviewed yearly by independent consulting engineers, converted to a common unit of measure using a relative energy content.

The Trust applies a ceiling test to ensure that capitalized costs (net of accumulated depletion) do not exceed the estimated future net revenues from production of proven reserves, at year end prices and costs, less estimated future administrative, site restoration, financing and income tax costs.

Depreciation for non-resource equipment is provided for using the declining balance method at rates between 20% and 30%.

(c) Site Restoration Accrual

Estimated future removal and site restoration costs are provided for on the unit-of-production method. Costs are based on estimates in accordance with current legislation and industry practices. The annual charge is included in the provision for depletion, depreciation and amortization. Removal and site restoration expenditures are charged to the accumulated provision account as incurred.

(d) Joint Venture Accounting

A portion of the company's oil and natural gas operations are conducted jointly with others, and accordingly these financial statements reflect only the Trust's proportionate interest in such activities.

(e) Financial Instruments

The Trust has entered into various contracts to reduce its exposure to price declines and currency rate fluctuations on a portion of its oil and gas production. Gains or losses related to these contracts are recorded as adjustments to revenue in the period of realization. The carrying value of the financial instruments, which include cash, accounts receivable, accounts payable, debentures and long-term debt, approximate their fair value at December 31, 2001 and 2000 due to their short term nature. Long-term debt at variable interest rates is assumed to be at fair value.

(f) Earnings and Funds from Operations per Unit

Basic earnings per unit and basic funds from operations per unit are computed by dividing earnings and funds from operations by the weighted average number of units outstanding during the year. Diluted per unit amounts reflect the potential dilution that could occur if options or warrants to purchase units were exercised. The treasury stock method is used to determine the dilutive effect of unit options and warrants, in accordance with new standards approved by the Canadian Institute of Chartered Accountants.

(g) Temporary Investments

Temporary investments are carried at the lower of cost and net realizable value.

(h) Future Income Taxes

Income taxes are accounted for under the liability method of tax allocation, which determines future income taxes based on the differences between assets and liabilities reported for financial accounting purposes and those reported for tax purposes. Future income taxes are calculated using tax rates that are anticipated to apply in periods where temporary differences are expected to reverse.

NOTE 3 - PROPERTY AND EQUIPMENT

		2001		2000
Oil and gas property and equipment	$	164,855	$	152,561
Undeveloped property not subject to depletion		4,229		4,549
Less accumulated depletion		(70,183)		(55,056)
		98,901		102,054
Capital assets		1,068		987
Less accumulated amortization		(739)		(658)
		329		329
	$	99,230	$	102,383

NOTE 4 - LONG TERM DEBT

	2001	2000
	$ 19,290	$ 27,484

The Trust has a revolving term loan in the amount of $45 million. This loan has no fixed terms of repayment, bears interest at the bank prime rate or at banker's acceptance rates plus .75%, and is of a demand nature. This loan is subject to an annual review by the lender. The loan is secured by fixed and floating charge debentures in the amount of $75 million and a general security agreement over all present and future assets.

The fair value of the loans are equal to their carrying value due to the floating interest rate nature and revolving nature of the facilities. The companies are exposed to interest expense fluctuations since the loan facilities are at a variable rate.

NOTE 5 - DEBENTURE

	2001	2000
Debenture	$ 11,764	$ –
Less current portion	(8,352)	–
	$ 3,412	$ –

This debenture bears interest at 6% per annum and is repayable; $5.881 million on March 31, 2002 and $823 thousand for the next six quarters with the final amount of $945 thousand on December 31, 2003.

NOTE 6 - INCOME TAXES

The components of future income tax are as follows:

	2001	2000
Future income tax liabilities		
Property and equipment	$ (17,243)	$ (22,887)
Future income tax asset		
Loss carry forward - Nevis/WFF amalgamation - Note 1	24,894	–
Site restoration	1,708	1,443
Other	591	263
Net future tax asset (liability)	$ 9,950	$ (21,181)

The provision for income taxes differs from the result that would be obtained by applying the combined Canadian Federal and Provincial statutory income tax rates to income before income taxes. This difference results from the following:

	2001	2000
Expected tax provision at 42.6% (44.6% - 2000)	$ 6,852	$ 9,270
Increase (decrease) resulting from:		
Crown royalties	3,867	3,648
Resource allowance	(4,529)	(4,166)
Amortization of deferred credit	(6,662)	–
Other	510	429
Income Taxes	$ 38	$ 9,181

The deferred credit recorded in the April 20, 2001 amalgamation was $20.146 million. $6.662 million has been included in income in the current year. - Note 1.

NOTE 7 - CAPITAL

Authorized:
Unlimited number of units
Issued:

	# of Shares/Units		Amount
Shares at January 1, 2000	23,040	$	21,871
Shares issued on options and warrants	391		891
Redeemed under normal course issuer bid	(1,185)		(1,121)
Shares at December 31, 2000	22,246		21,641
Redeemed under normal course issuer bid	(35)		(34)
Shares Issued on options and warrants	616		1,370
Shares converted to Units on amalgamation - Note 1	22,827		22,977
Units Issued - WFF / Nevis Amalgamation - Note 1	2,084		8,335
Units Issued on options and warrants	2,243		3,945
Units at December 31, 2001	27,154	$	35,257

Warrants
1.238 million share/unit purchase warrants, exercisable at $2.50, were outstanding at the beginning of the year. During the year 1.007 million were exercised for proceeds of $2.517 million and 106 thousand warrants were bought by Acclaim and cancelled. There were 126 thousand warrants outstanding at year end. These warrants are exercisable prior to March 20, 2002.

Normal Course Issuer Bid
During the year the Trust bought back 34,800 units (prior to April 20) under a Normal Course Issuer Bid (1,185,110 in 2000). The amount paid was $158 thousand ($3.087 million in 2000) with $34 thousand ($1.121 million in 2000) deducted from share capital and the balance in the amount of $ 124 thousand ($1.966 million in 2000) deducted from retained earnings.

Unit Options
The Trust has issued unit options to directors, officers and employees under various option plans. Share options in place at April 20, 2001, the date of the amalgamation, were vested and converted to trust unit options on the same terms.

	2001			2000		
	Unit Options		**Weighted Average Exercise Price**	Unit Options		Weighted Average Exercise Price
Outstanding , beginning of year	**2,568**	**$**	**1.64**	2,269	$	1.37
Granted	**20**		**4.16**	469		2.78
Exercised	**(1,852)**		**1.51**	(129)		1.22
Cancelled	**(55)**		**1.68**	(41)		0.80
Outstanding, end of year	**681**	**$**	**2.06**	2,568	$	1.64
Exercisable, end of year	**681**	**$**	**2.06**	1,816	$	1.46

Exercise Price	# of Remaining Options	Life in Years
$0.75	20	2.3
$1.50	50	5.1
$1.54	350	3.8
$2.20	50	3.3
$3.05	191	3.6
$4.16	20	3.4
	681	

NOTE 8 - RELATED PARTY TRANSACTIONS

Fees are payable to Acclaim Energy Management Inc. (over the term of a five year contract) for senior level management, advisory, strategic planning and policy making services. The fees are equal to 2.5% of net production revenue plus 1.5% of the purchase price of assets purchased and 1% of the purchase price of assets sold. $572 thousand has been paid for the period from April 20, 2001 to year end.

NOTE 9 - PURCHASE OF MINORITY INTEREST IN VINTAGE RESOURCE CORP.

In June 2001 Acclaim Energy Inc. purchased the 1.808 million shares of Vintage Resource Corp. not already owned for $0.292 per share. 1.768 million shares were tendered to the offer (98%) and the balance were acquired by compulsory acquisition. The cost of these Vintage shares was $548 thousand.

NOTE 10 - HEDGING AND RISKS

The nature of the Trust's operations result in exposures to fluctuations in commodity prices, exchange rates and interest rates. The Trust monitors and when appropriate uses derivative financial instruments to manage exposure to these risks. The Trust is exposed to credit related losses in the event of non-performance. The Trust monitors their credit exposure and does not anticipate non-performance by the counterparties.

The following hedge commitments were outstanding at December 31, 2001 or have been placed up to March 11, 2002;

- Oil price contract for 1000 barrels per day for April 1, 2002 to June 30, 2002 at WTI $21.30 (US).
- Oil price collar for 1000 bpd to March 31, 2002 at a floor of WTI $24 US/bbl and a ceiling of $28 US/bbl.
- Oil price collar for 500 bpd for April 1, 2002 to June 30, 2002 at a floor of WTI $20 US/bbl and a ceiling of $25.05 US/bbl.
- Oil price collar for 1000 bpd for July 1, 2002 to December 31, 2002 at a floor of WTI $20 US/bbl and a ceiling of $25 US/bbl.
- Oil price collar for 500 bpd for July 1, 2002 to December 31, 2002 at a floor of WTI $22 US/bbl and a ceiling of $27 US/bbl.
- Heavy oil price differential collar for 500 bpd for July 1, 2001 to June 30, 2002 at a floor of $6 US/bbl and a ceiling of $12 US/bbl.
- Heavy oil price differential collar for 150 bpd for January 1, 2002 to June 30, 2002 at a floor of $5.50 US/bbl and a ceiling of $11.50 US/bbl.
- Gas price collar for 3000 GJ's per day for November 1, 2001 to October 31, 2002 at a floor of $4.67/GJ and a ceiling of $10/GJ.
- Gas price collar for 1000 GJ's per day for November 1, 2001 to October 31, 2002 at a floor of $4.50/GJ and a ceiling of $6/GJ.
- Gas price collar for 3000 GJ's per day for November 1, 2001 to October 31, 2002 at a floor of $3.25/GJ and a ceiling of $4.60/GJ.

During 2001, $3.1 million was earned through hedging whereas in 2000, $3.5 million was spent on hedges.

NOTE 11 - NET INCOME AND FUNDS FROM OPERATIONS PER UNIT

The number of units/shares used to calculate per unit amounts, determined on the weighted average basis, using the treasury stock method, are as follows:

	2001	2000
Basic	**24,438**	22,560
Diluted	**24,836**	23,791

The treasury stock method was adopted effective January 1, 2001 with restatement of the 2000 figures. Had the imputed interest method been used, the diluted net income per unit for 2001 would have been $0.62 and the diluted funds from operations per unit would have been $1.26.

NOTE 12 - DISTRIBUTIONS TO UNITHOLDERS

Commencing in September 2001, the Trust declared distributions to unitholders as follows:

Record Date	**Payment Date**	**$/Unit**	**Distribution (000's)**
September 30, 2001	October 22, 2001	$ 0.08	$ 2,158
October 31, 2001	November 20, 2001	0.08	2,175
November 30, 2001	December 20, 2001	0.05	1,360
Total paid in 2001		0.21	5,693
December 31, 2001	January 20, 2002	0.05	1,360
Total recorded in 2001		$ 0.26	$ 7,053

NOTE 13 - SUBSEQUENT EVENT - UNIT ISSUE

On February 21, 2002 the Trust issued 4,375,000 units at a price of $3.45 per unit for net proceeds of $14.2 million (after deduction of Underwriters' Fees of $0.9 million).

Robert G. Brawn, PEng
Chairman of the Board and Director

Jack C. Lee, BA, BComm
President, CEO and Director

Barry P. Dorin, PEng
Executive Vice President, COO

Donald S. Milne, BComm, CMA
Controller

Joseph R. Dundas, PEng
Director

Noel A. Cleland, PEng
Director

Frank W. King, PEng
Director

R. Carl Smith
Director

Donald J. Taylor, PEng
Director

Gregory C. Collver LLB
Corporate Secretary

Deloitte & Touche LLP
Calgary, Alberta

Burnet, Duckworth & Palmer
Calgary, Alberta

Sproule Associates Limited
Calgary, Alberta

Toronto
Symbol "AE.UN"

Computershare Trust Company
Calgary, Alberta

Alberta Treasury Branches

ARTC	Alberta Royalty Tax Credit
bbls	barrels
boe	barrels of oil equivalent where natural gas is converted to oil on the basis of 6 mcf of gas for each barrel of oil
b/d	barrels of oil and NGLs per day
boe/d	barrels of oil equivalent per day
bcf	billion cubic feet
mboe	thousand barrels of oil equivalent
mmbtu	million British Thermal Units
mmcf	million cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
mbbls	thousand barrels
NGLs	natural gas liquids
WTI	West Texas Intermediate

Acclaim Energy Trust
500, 505 - 3rd Street S.W.
Calgary, Alberta T2P 3E6
Telephone: 403.261.9010
Facsimile: 403.262.6977
Email: acclaim@acclaimtrust.com
Website: www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

Acclaim Energy Trust

500, 505 - 3rd Street S.W.
Calgary, Alberta T2P 3E6
Telephone: 403.261.9010
Facsimile: 403.262.6977
Email: acclaim@acclaimtrust.com
Website: www.acclaimtrust.com



04 APR -7 AM 7:21

ACCLAIM ENERGY INC.

The attached financials of Acclaim Energy Trust (AET) disclose the obligations and financial position of Acclaim Energy Inc. (AEI). Unitholders of AET own 100% of the shares of AEI.

Debt due by AEI to its' parent AET is not disclosed as it is eliminated on the consolidation of the entities. This inter-company debt is subordinated to the AEI Debenture holders.


ACCLAIM
Energy Trust

2

Interim Report to Unitholders

Acclaim Energy Trust is pleased to announce the results for the second quarter of 2003. During the second quarter, Acclaim continued to strengthen its asset and production base with two property acquisitions which will be reflected in the third quarter 2003 operational and financial results.

Acclaim's second quarter featured numerous highlights:

- *Average quarterly production increased to 19,372 boe/d from 18,200 boe/d in the first quarter 2003.*
- *Cash flow increased to $35.9 million compared to $35.2 million during the first quarter 2003, even though average commodity prices received declined in the same period by 11.5 percent.*
- *Distributions paid during the second quarter totaled $27.8 million or $0.488 per unit representing a payout ratio of 74 percent on a per unit basis. Including capital appreciation, Acclaim provided unitholders with a total return of 13.3 percent over the second quarter. The Trust retained $8.1 million or $0.17 per unit to fund capital expenditures in the quarter.*
- *On June 26, 2003, Acclaim successfully closed the west central Alberta property acquisition which included 3,500 boe/d of production, at a total purchase price of $138.8 million. The full effect of the production associated with this acquisition will be reflected in Acclaim's third quarter results. Cash flow of $7.6 million for the period of April 1 through June 26, 2003 was received at closing and served to reduce the purchase price.*
- *On June 23, 2003, Acclaim announced a $72 million acquisition of 3,000 boe/d, primarily leveraged to natural gas, which closed on August 14, 2003 with a final adjusted purchase price of $68.4 million. Production from these assets will also be reflected in Acclaim's third quarter results.*
- *Acclaim continued with an active development program in the second quarter, incurring $9.6 million in development drilling, well recompletions and facility enhancements while drilling 15 gross wells (11.2 net) with a 93 percent success rate.*

Financial Summary

(unaudited)	*Three Months Ended June 30*[1]			*Six Months Ended June 30*[1]		
($000s except per unit amounts)	**2003**	**2002**	**% Change**	**2003**	**2002**	**% Change**
Petroleum and natural gas sales	**60,989**	24,987	144%	**125,011**	53,190	135%
Cash flow from operations	**35,871**	12,175	195%	**71,048**	27,199	161%
Per unit - basic	**0.66**	0.59	12%	**1.40**	1.36	3%
Per unit - diluted	**0.66**	0.57	16%	**1.40**	1.33	5%
Net income	**33,096**	457	7,142%	**40,285**	483	8,241%
Per unit - basic	**0.57**	0.02	2,750%	**0.73**	0.02	3,550%
Per unit - diluted	**0.57**	0.02	2,750%	**0.73**	0.02	3,550%
Distributions	**27,756**	-	-	**52,187**	-	-
Per unit	**0.488**	-	-	**0.975**	-	-
Capital expenditures	**146,088**	19,484	650%	**156,615**	38,327	309%
Bank debt	**215,173**	122,156	76%	**215,173**	122,156	76%
Working capital (deficiency)	**927**	(4,287)	-	**927**	(4,287)	-
Trust units outstanding						
Basic[2]	**60,257**	20,764	190%	**60,257**	20,764	190%
Assuming full dilution[2,3]	**68,287**	20,862	227%	**68,287**	20,862	227%
Weighted average trust units outstanding						
Basic[2]	**54,463**	20,798	162%	**50,592**	20,005	153%
Diluted[2]	**54,640**	21,307	156%	**50,742**	20,418	149%

[1] The business combination of Acclaim and Ketch Energy Ltd. ("Ketch Energy") which occurred on October 1, 2002 was accounted for as a reverse takeover of Acclaim by Ketch Energy. Accordingly, these consolidated financial statements include the results of operations and cash flows of the combined Trust for the six months ended June 30, 2003, but the comparative figures for the prior year are the results of operations and cash flows of Ketch Energy only.

[2] Comparable units for June 30, 2002 are based on the conversion ratio of 1.15 units for each Ketch Energy share then outstanding. Effective May 31, 2003 the Trust units were consolidated on a one for 2.5 basis. Trust units, options outstanding and other per unit information has been retroactively restated to reflect the consolidation.

[3] Diluted units assume conversion of convertible debentures at $9.75 per Acclaim unit, the exchange of the preferred shares and the exercise of all outstanding options.

Operational Summary

(unaudited)	Three Months Ended June 30			Six Months Ended June 30		
	2003	2002	% Change	2003	2002	% Change
Average daily production						
Natural gas (mcf/d)	59,162	42,098	41%	57,204	44,145	30%
Crude oil (bbls/d)	7,673	3,132	145%	7,471	3,161	136%
Natural gas liquids (bbls/d)	1,838	1,152	60%	1,784	1,302	37%
Oil equivalent (boe/d)	19,372	11,300	71%	18,789	11,820	59%
Average selling price						
Natural gas ($/mcf)						
Before hedging	6.45	3.72	73%	6.87	3.32	107%
After hedging	6.19	3.55	74%	6.48	3.97	63%
Crude oil ($/bbl)						
Before hedging	32.87	37.56	-12%	37.66	33.61	12%
After hedging	32.82	32.99	-1%	35.39	30.05	18%
Natural gas liquids ($/bbl)	28.55	18.99	50%	31.24	18.10	73%
Oil equivalent ($/bbl)						
Before hedging	35.43	26.22	35%	38.85	23.40	66%
After hedging	34.60	24.30	42%	36.76	24.86	48%

Message to Unitholders

The second quarter of 2003 was dominated by two significant property acquisitions which will further strengthen the Trust's asset base and increase exposure to high net back natural gas and light oil production. These acquisitions also increase the number and quality of opportunities in Acclaim's exploitation and development inventory. Since the combination of Acclaim and Ketch Energy on October 1, 2002, Acclaim has successfully increased the size, asset quality and production mix with each transaction, all of which have been accretive on a per unit basis to cash flow, net asset value, production and reserves.

West Central Alberta Acquisition

On May 5, 2003, Acclaim announced it had entered into an agreement to acquire a package of long-life, high quality light oil and natural gas producing properties in west central Alberta for approximately $138.8 million. The acquisition closed on June 23, 2003 and was effective April 1, 2003. Cash flow of $7.6 million for the period of April 1 to June 26, 2003 was received at closing and with other adjustments served to reduce the net cost to $135 million. Had the production and cash flow for this acquisition been reported, as at the effective date of April 1, 2003, average daily production for the quarter would have increased to 22,931 boe/d while reported cash flow would have increased to $43.5 million or $0.80 per unit.

The assets include unit and non-unit interests in the Willesden Green, Gilby West and Gilby East areas of west central Alberta. These properties are highly concentrated, 90 percent operated and adjacent to Acclaim's existing properties in its western region. The acquisition also includes working interests in the Willesden Green and Gilby West gas plants and 100 percent ownership and operatorship of several oil batteries in the area. Current production from the assets is approximately 3,500 boe/d, including 9.9 mmcf/d of natural gas and 1,900 bbls/d of light oil and natural gas liquids. The parameters for this $138.8 million acquisition were very attractive at $9.22 per boe for established reserves, $10.30 per boe for proven reserves and $37,750 per flowing barrel of oil equivalent.

Acclaim's acquisition strategy is focused on acquiring high quality, long-life assets with significant development potential. The acquired assets are characterized by high net backs and include an exceptionally long reserve life of 10.0 years on a proven basis and 11.2 years on an established basis.

In connection with this transaction, Acclaim successfully completed a financing of 9.8 million Trust units at $9.75 per unit for gross proceeds of $95.0 million.

Natural Gas Properties Acquisition

On June 23, 2003, Acclaim announced it had entered into an agreement to acquire 3,000 boe/d, comprised of 13.5 mmcf/d of natural gas and 750 bbls/d of light crude and NGL's. Approximately 80 percent of the production associated with the natural gas properties is located in Acclaim's existing core operating areas. The acquisition closed on August 14, 2003, with an effective date of July 1, 2003. Production and cash flow associated with this acquisition will be recorded in Acclaim's third quarter beginning on the closing date.

Acclaim purchased these properties for exceptional acquisition parameters of $9.30 per boe for proven reserves, $7.67 per boe for established reserves and $23,300 per flowing barrel of oil equivalent. This acquisition is accretive to Acclaim's cash flow, reserves, production and net asset value per unit and includes a strong ratio of proved producing to total proved reserves of 92 percent.

The established reserves of 9.1 million barrels of oil equivalent are comprised of 35.7 billion cubic feet of natural gas and 3.2 million barrels of light crude oil and natural gas liquids. The reserves have been fully evaluated by Acclaim's independent engineering firm, Gilbert Laustsen Jung Associates Ltd. (GLJ).

In order to finance the transaction, a total of 6.6 million Trust units were issued at a price of $10.95 per unit for gross proceeds of $72.2 million.

FINANCIAL AND OPERATING RESULTS

Production increases associated with a full quarter of production from the Elk Point acquisition, which closed in the first quarter 2003, supported by strong commodity prices provided continued growth in Acclaim's financial and operating results for the second quarter of 2003.

Production of crude oil and natural gas liquids for the three months ended June 30, 2003 averaged 9,511 bbls/d compared to 8,996 bbls/d for the first quarter in 2003. Natural gas production increased 7 percent to 59.2 mmcf/d from 55.2 mmcf/d in the first quarter 2003. The increase in volumes due to the impact of a full quarter's production from the Elk Point acquisition and production additions from Acclaim's exploitation program were partially offset by the impact of an extended spring break-up and scheduled plant turnarounds at third party operated facilities in Acclaim's northern and central regions of Alberta. These resulted in a reduction of production of approximately 700 boe/d in the quarter.

Petroleum and natural gas revenue totaled $70.0 million for the three months ended June 30, 2003, as compared to $25.0 million reported for the corresponding period in 2002. Compared to the first quarter 2003, revenue reduced slightly, as a result of a decrease in commodity prices and the negative impact of a strengthening Canadian dollar versus the US dollar.

Cash flow from operations totaled $35.9 million, or $0.66 per unit, representing a 195 percent increase from the $12.2 million reported for the same period in 2002. Cash flow increased slightly as compared to the second quarter cash flow of $35.2 million.

Net income for the three months ended June 30, 2003 increased to $33.1 million or $0.61 per unit, up significantly from the $457,000 or $0.02 per unit reported in the second quarter of 2002, and the $7.2 million or $0.15 per unit in the first quarter of 2003. During the second quarter, Acclaim recorded a future income tax recovery of $24.2 million ($0.48 per unit) due to substantively enacted reductions in federal and Alberta provincial income tax rates.

During the second quarter of 2003, Acclaim was very active incurring $9.6 million in capital expenditures while recompleting and stimulating 10 wells and participating in the drilling of 15 wells (11.2 net), resulting in 5 oil wells (5.0 net), 9 natural gas wells (5.4 net) and 1 (0.8 net) dry hole. This program targeted natural gas in east central and western Alberta and oil in western Saskatchewan.

With the two recent property acquisitions, Acclaim has increased its land position to 440,000 net acres of undeveloped land. The Trust is actively pursuing joint venture and farm out arrangements with financial and industry partners. Acclaim currently has two joint venture agreements, one with Ketch Resources and another with Burmis Energy. To date in 2003, Ketch has drilled 3 successful natural gas wells on Acclaim lands, while Burmis has also successfully drilled 3 wells. Most notably, Burmis recently announced a significant oil well capable of producing 1,000 bbls/d. Acclaim will earn 37.5 per cent of the reserves and production, after payout, without a commitment of capital.

CASH DISTRIBUTIONS

Cash distributions to unitholders during the second quarter of 2003 totaled $27.8 million or $0.488 per unit. Distributions during the quarter represented 74 percent of cash flow from operations on a per unit basis, with the excess being utilized to fund the Trust's capital expenditure program. A conservative payout ratio allows Acclaim to continue to fund its capital expenditure program and maintain a strong balance sheet. The cash on cash yield of distributing $0.1625 per Trust unit, monthly, based on a market price of $11.43/unit, is 17 percent. Acclaim continues to forecast that 100 percent of its distributions into 2004 will be tax deferred as a return of capital. Acclaim's hedging program combined with current forward market prices are expected to allow the Trust to maintain distributions at the current level for the balance of the year.

Message to Unitholders

PRICE RISK MANAGEMENT

Acclaim's hedging program is designed to reduce risk and provide long-term stable cash distribution to unitholders. For the balance of 2003, the existing positions will provide floors for approximately 40 percent of both natural gas and crude oil production at an average net price of CDN $5.12/mcf and US WTI $25.15/bbl respectively. During the third quarter, a number of fixed gas contracts which Acclaim had inherited from predecessor companies will expire, allowing the potential for further upside in the Trust's natural gas related revenues. For 2004, Acclaim has collared 24,000 mcf/d in the first quarter with a minimum floor of CDN $5.74/mcf and an average ceiling of $10.71/mcf. Another 20,000 mcf/d of natural gas production for the period of April through October, 2004 is collared between CDN $5.25/mcf and $7.05/mcf. Downside protection for 3,500 bbls/d of its crude oil for 2004 has also been obtained through a series of collars between US $24.37 and $29.48/bbl. Acclaim will continue to obtain price protection for both natural gas and crude oil for up to 50 to 75 percent of its production for 2003 and 2004, as market opportunities arise.

MANAGEMENT AND DIRECTORS

Jack C. Lee, was appointed Non-Executive Chairman of the Board of Directors at the May 29, 2003 Annual and Special Meeting of Unitholders. This coincided with the retirement of Robert G. Brawn, who remains a Director and Chairman Emeritus. Acclaim extends its gratitude to Mr. Brawn for his leadership which has been instrumental to Acclaim's success. Peter Comber, C.A., a Toronto-based private investment manager was also appointed as a new Director to the Trust. Subsequent to the end of the quarter, Acclaim is pleased to announce that Wes Morningstar, former Manager, Geology & Geophysics, has been appointed to Vice President, Exploration and Development. With a strong and committed board, and a solid operations and management team, Acclaim is confident that it has assembled the expertise to create and manage continued growth.

OUTLOOK

In 2003, Acclaim has demonstrated its ability to achieve balanced growth through the acquisition of quality assets and the exploitation of its asset base.

With one corporate and two property acquisitions successfully financed with two equity offerings, Acclaim has improved its market position significantly in 2003. The Trust believes that further opportunities exist in the western Canadian sedimentary basin and will continue to monitor both corporate and property acquisition possibilities. Acclaim's acquisition strategy is also strengthened by the ability of its technical teams to create internal growth with new drilling, facility enhancements and production optimization. These opportunities exist both in Acclaim's existing core properties as well as in newly acquired properties. Many opportunities have been identified which can be pursued directly by Acclaim or farmed out to joint venture partners.

Although commodity prices have softened since the first quarter of 2003, they remain relatively strong. The acquisitions completed in 2003 have provided Acclaim with a balanced production portfolio now weighted 55 percent to natural gas and 45 percent to crude oil. Strong commodity prices coupled with the inclusion of the two most recent acquisitions will provide significant production growth in the third quarter of 2003. We look forward to reporting our continued progress.

On behalf of the Board of Directors:

Jack C. Lee
Chairman
August 18, 2003

J. Paul Charron
President and Chief Executive Officer

Management's Discussion & Analysis

Management's Discussion and Analysis ("MD&A") should be read in conjunction with the Interim Unaudited Financial Statements and notes thereto of Ketch Energy Ltd. ("Ketch Energy") for the six months ended June 30, 2002 and the Audited Consolidated Financial Statements of Acclaim Energy Trust ("Acclaim" or the "Company") and MD&A for the year ended December 31, 2002. The business combination of Acclaim and Ketch Energy which occurred on October 1, 2002 was accounted for as a reverse takeover of Acclaim by Ketch Energy. Accordingly, these consolidated financial statements include the results of operations and cash flows of the combined Trust for the six months ended June 30, 2003, but the comparative figures for the prior year are the results of operations and cash flows of Ketch Energy only. This discussion provides Management's analysis of Acclaim's historical financial and operating results and provides estimates of Acclaim's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. The reader must also be aware that historical results are not necessarily indicative of future performance.

Management uses cash flow before changes in non-cash operating working capital to analyze operating performance and leverage. Cash flow does not have a standardized measure prescribed by Canadian Generally Accepted Accounting Principles and therefore may not be comparable with the calculation of similar measures for other companies.

All references are to Canadian dollars unless otherwise indicated.

2003 SIGNIFICANT EVENTS

Acquisition of Elk Point Resources Inc.

On January 28, 2003, pursuant to a plan of arrangement, Acclaim Energy Trust ("Acclaim" or the "Company") acquired all the issued and outstanding shares of Elk Point Resources Inc. ("Elk Point"). The transaction, including bank debt, was valued at approximately $174 million. To fund the transaction, Acclaim paid $10.9 million in cash and issued approximately 10.5 million Trust units for all the issued and outstanding common shares of Elk Point.

West Central Alberta Property Acquisition

On June 26, 2003, Acclaim closed the purchase of long-life, high quality, light oil and natural gas producing properties in west central Alberta for approximately $135 million. The transaction was financed with a combination of bank debt and the issuance of 9.7 million Trust units at $9.75 for gross proceeds of $95 million.

Natural Gas Property Acquisition

On June 23, 2003, Acclaim announced a $72 million property acquisition. Current production from these assets approximates 3,000 boe/d including 13.5 mmcf/d of natural gas and 750 bbls/d of light oil and natural gas liquids. The transaction was funded by the issuance of 6.6 million units at $10.95 per Trust unit for gross proceeds of $72.2 million. The transaction closed August 14, 2003.

Unit Consolidation

On June 5, 2003, Acclaim consolidated outstanding Trust units on a one (1) for 2.5 basis. At June 30, 2003, 60.3 million Trust units were outstanding.

CAPITAL EXPENDITURES

For the six months ended June 30, 2003, capital expenditures totaled $326.6 million as compared to $38.3 million during the same period a year earlier. Acclaim participated in the drilling of 29 wells (20.5 net), including 15 wells (11.2 net) in the second quarter, resulting in 17 oil wells (14.0 net), 11 natural gas wells (5.7 net) and 1 (0.8 net) dry hole.

	Three Months Ended June 30		*Six Months Ended June 30*	
***Capital expenditures** ($000s)*	***2003***	***2002***	***2003***	***2002***
Land	**$ 170**	$ 1,946	**$ 170**	$ 3,855
Geological and geophysical	**835**	659	**1,334**	3,353
Drilling	**6,112**	11,307	**12,541**	20,089
Production equipment and facilities	**2,439**	1,135	**4,317**	6,593
Net development expenditures	**9,556**	15,047	**18,362**	33,890
Office equipment	**331**	-	**331**	-
Property acquisitions	**136,201**	4,437	**137,922**	4,437
Elk Point acquisition	**-**	-	**170,000**	-
Total capital expenditures	**$ 146,088**	$ 19,484	**$ 326,615**	$ 38,327

The Trust's exploration and development capital expenditure program to date has been funded by internally generated cash flow. Given the current commodity price outlook, the program for the remainder of 2003 is expected to be funded by excess cash flow. The Trust will draw upon existing credit facilities as required.

UNITHOLDERS' EQUITY

a) Trust Units

On May 23, 2003, Acclaim issued 9.7 million Trust units pursuant to a short-form prospectus to raise gross proceeds of $95 million. The proceeds were used to fund the acquisition of petroleum and natural gas properties. Subsequently on June 5, 2003, Acclaim consolidated on a one (1) for 2.5 basis, all outstanding Trust units resulting in 60.3 million Trust units as at June 30, 2003.

b) Exchangeable Shares

During the quarter, all outstanding preferred shares were converted on a one (1) for 2.5 post consolidation basis into exchangeable shares of Acclaim Energy Inc., a subsidiary of the Trust. Each exchangeable share is exchangeable into units of the Trust on a one-for-one basis (subject to adjustments for distributions) with 476,856 exchangeable immediately and 228,181 convertible as to one third on each of October 1, 2003, 2004 and 2005.

REVENUE

Gross revenue totaled $125.0 million for the six months ended June 30, 2003 as compared to $53.1 million for the same period in 2002 due to significant increases in production from acquisitions and commodity prices. Included in petroleum and natural gas sales are $7.1 million of commodity hedging losses (2002 - gain $3.1 million).

For the three months ended June 30, 2003, petroleum and natural gas revenue totaled $61.0 million as compared to $25.0 million for the same period in 2002. Included was the full quarter impact of the Elk Point acquisition which was recorded effective January 28, 2003.

Natural gas sales averaged 57,204 mmcf/d, 30 percent higher than the 44,145 mmcf/d reported for the first six months of 2002. Crude oil and liquids production averaged 9,255 bbls/d, an increase of 107 percent from 4,463 bbls/d reported in the prior year. The increase is directly attributable to the combination of Acclaim and Ketch Energy on October 1, 2002 and the Elk Point acquisition which closed January 28, 2003.

For the three months ended June 30, 2003 natural gas sales averaged 59,162 mmcf/d, 41 percent higher than the 42,098 mmcf/d reported for the second quarter 2002. Crude oil and liquids production increased 122 percent to 9,511 bbls/d from 4,284 bbls/d reported for the same period a year earlier.

	Three Months Ended June 30		*Six Months Ended June 30*	
***Revenue analysis** ($000s)*	***2003***	***2002***	***2003***	***2002***
Natural gas	**$ 34,726**	$ 14,265	**$ 71,111**	$ 26,560
Crude oil and natural gas liquids	**27,724**	12,694	**61,020**	23,494
Hedging gain(loss)	**(1,461)**	(1,972)	**(7,120)**	3,136
Petroleum and naturalgas sales	**60,989**	24,987	**125,011**	53,190
Crown royalties	**(8,401)**	(4,015)	**(20,668)**	(6,817)
Other royalties	**(2,192)**	(1,945)	**(5,618)**	(4,864)
Alberta Royalty Tax Credit	**(78)**	-	**105**	500
Net revenue	**$ 50,318**	$ 19,027	**$ 98,830**	$ 42,009

Acclaim's natural gas price (after hedging) averaged $6.48/mcf for the six months ended June 30, 2003, an increase of 63 percent from $3.97/mcf reported for the equivalent period in 2002. Crude oil prices (after hedging) averaged $35.39/bbl as compared to $30.05/bbl a year earlier. Expectations are for commodity prices to remain strong throughout the remainder of the year.

OPERATING NET BACKS

	Three Months Ended June 30		*Six Months Ended June 30*	
***Operating net backs** ($/boe)*	***2003***	***2002***	***2003***	***2002***
Sale price	**$ 34.60**	$ 24.30	**$ 36.76**	$ 24.86
Less:				
Royalties	**(6.05)**	(5.80)	**(7.70)**	(5.23)
Operating costs	**(5.73)**	(4.25)	**(5.62)**	(4.45)
Operating net back	**$ 22.82**	$ 14.25	**$ 23.44**	$ 15.18

ROYALTIES

Royalties ($000s)	Three Months Ended June 30 2003	2002	Six Months Ended June 30 2003	2002
Royalties, net of ARTC	$ 10,671	$ 5,960	$ 26,181	$ 11,181
% of sales	17.1	22.1	19.8	22.3
$/boe	6.05	5.80	7.70	5.23

Royalties for the six months ended June 30, 2003 averaged $7.70/boe or 20 percent of Acclaim's total petroleum and natural gas sales price (before hedging) of $38.85. This compares to $5.23/boe or 22 percent of average sales price reported for the same period in 2002. During the second quarter royalties as a percentage of sales decreased to 17 percent, a direct result of adjustments made to natural gas royalties for allowable costs on certain properties.

For the three months ended June 30, 2003, royalties totaled $10.7 million as compared to $6.0 million during the same period a year earlier due to higher product prices and production volumes.

OPERATING COSTS

Operating costs ($000s)	Three Months Ended June 30 2003	2002	Six Months Ended June 30 2003	2002
Operating costs	$ 10,094	$ 4,370	$ 19,100	$ 9,512
$/boe	5.73	4.25	5.62	4.45

For the six months ended June 30, 2003, operating costs totaled $19.1 million compared to $9.5 million during the same period a year earlier. On a unit-of-production basis, operating costs averaged $5.62/boe compared to $4.45/boe for the prior year. Operating costs associated with the original Acclaim properties and Elk Point assets are higher than those of the Ketch Energy properties, therefore resulting in an increase on a year over year basis.

During the second quarter operating costs totaled $10.1 million or $5.73/boe as compared to $4.4 million or $4.25/boe in 2002. The increase reflects the higher operating costs associated with the original Acclaim and Elk Point assets. It is anticipated that operating costs will increase slightly going forward, recognizing the nature of the assets most recently acquired.

Acclaim continues to focus efforts on operational efficiencies which will optimize production and reduce operating costs on a unit-of-production basis.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses totaled $4.2 million for the six months ended June 30, 2003, as compared to $1.4 million recorded for the same period a year earlier. On a unit-of-production basis, general and administrative expenses averaged $1.24 /boe as compared to $0.67/boe for the same period ended June 30, 2002. For the three months ended June 30, 2003, general and administrative expenses increased slightly to $1.32/boe, recognizing the increased staffing levels and associated costs necessary to build the appropriate corporate infrastructure to support the recent transaction. It is expected that general and administrative expenses on a unit-of-production basis will reduce when the volumes associated with the recent acquisition are reflected in the third quarter.

General and administrative expenses ($000s)	Three Months Ended June 30 2003	2002	Six Months Ended June 30 2003	2002
G&A expenses	$ 3,101	$ 1,330	$ 5,840	$ 2,603
Overhead recoveries	(767)	(702)	(1,626)	(1,160)
Net G&A expenses	$ 2,334	$ 628	$ 4,214	$ 1,443
$/boe	1.32	0.61	1.24	0.67

INTEREST EXPENSE

Interest expense, increased to $3.4 million from $3.3 million a year earlier. During the second quarter 2003 funds were received from the equity financing in advance of closing the West Central Alberta Property Acquisition. This resulted in reduced average debt levels and interest expense during the second quarter.

Interest rates continue to be favorable and are not expected to increase substantially in the short-term. Average rates during the quarter incurred by Acclaim approximated 4.3 percent.

INCOME TAXES

Including the acquisitions of Elk Point and the West Central Alberta property, Acclaim has accumulated tax pools of approximately $440.9 million. Acclaim estimates that all distributions in 2003, based on the current commodity price environment and estimated financial results for the year, will be tax deferred and treated as a return of capital.

During the second quarter, Acclaim recorded a future income tax recovery of $24.2 million due to substantively enacted changes in federal and Alberta provincial income tax rates. The changes to be enacted over the next five years reduce the applicable rate on resource income from 28 percent to 21 percent, allows for the deduction of crown royalties and eliminates the deduction for resource allowance.

CASH FLOW AND EARNINGS

Cash flow from operations totaled $71.0 million or $1.40 per unit, representing a 161 percent increase from the $27.2 million reported for the same period in 2002 reflecting the impact of both production and commodity price increases.

Net income for the six months ended June 30, 2003 totaled $33.1 million or $0.73 per unit, compared to $0.5 million reported for the same period in 2002. Net income included a one-time adjustment of $24.2 million ($0.48 per unit) due to income tax rate changes.

LIQUIDITY AND CAPITAL RESOURCES

Acclaim has an extendible revolving term credit facility with a syndicate of financial institutions in the amount of $270 million including a $255 million revolving facility and a $15 million operating facility. Available borrowings are limited by a borrowing base, most recently established based on the value of petroleum and natural gas assets as determined by the lenders. The loan is reviewed annually and may be extended at the option of the lender for an additional 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. The loan has therefore been classified as long-term on the balance sheet.

At June 30, 2003, $215.2 million was drawn under the facility. Working capital liquidity is maintained by drawing from and repaying the unutilized credit facilities as needed. At June 30, 2003, Acclaim had working capital of $0.9 million.

As at June 30, 2003 Acclaim had issued capital of 60.3 million units. Approximately 10.5 million units were issued during the first quarter on the acquisition of Elk Point. An additional 9.7 million units were issued in conjunction with the West Central Alberta Property Acquisition.

Consolidated Balance Sheets

($000s)	June 30, 2003	December 31, 2002
ASSETS	(unaudited)	(audited)
Current assets		
Accounts receivable	$ 54,864	$ 36,701
Prepaid expenses and deposits	17,683	7,598
	72,547	44,299
Deferred charge	152	386
Property, plant and equipment	1,014,952	688,338
Accumulated depletion and depreciation	(168,014)	(125,790)
	846,938	562,548
Goodwill	77,679	51,178
	$ 997,316	$ 658,411
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 58,603	$ 45,926
Distributions payable	9,791	6,376
Debenture payable	1,577	3,225
Current portion of obligation under capital lease	1,649	1,275
Bank debt *(Note 2b)*	-	73,355
	71,620	130,157
Bank debt *(Note 2b)*	215,173	-
Hedging and capital lease obligations	2,509	3,806
Deferred revenue	364	612
Future income taxes	145,368	143,339
Future site restoration and abandonment	16,119	8,738
	451,153	286,652
UNITHOLDERS' EQUITY		
Capital *(Note 3)*	510,958	317,734
Convertible preferred shares	-	8,566
Exchangeable shares *(Note 3)*	8,566	-
Convertible debentures *(Note 3)*	38,693	42,363
Accumulated earnings	61,671	22,309
Accumulated distributions *(Note 4)*	(73,725)	(19,213)
	546,163	371,759
	$ 997,316	$ 658,411

Subsequent event (Note 8).

See accompanying notes to consolidated financial statements.

Consolidated Statements of Earnings and Accumulated Earnings (Note 1)

($000s except per unit amounts, unaudited)	Three Months Ended June 30 2003	Three Months Ended June 30 2002	Six Months Ended June 30 2003	Six Months Ended June 30 2002
REVENUE				
Petroleum and natural gas sales	$ 60,989	$ 24,987	$ 125,011	$ 53,190
Royalties (net of ARTC)	(10,671)	(5,960)	(26,181)	(11,181)
	50,318	19,027	98,830	42,009
EXPENSES				
Operating	10,094	4,370	19,100	9,512
General and administrative	2,334	628	4,214	1,443
Interest	1,448	1,633	3,368	3,279
Depletion, depreciation and amortization	21,805	13,361	42,458	28,057
Provision for site restoration	1,111	463	2,536	963
	36,792	20,455	71,676	43,254
Earnings (loss) before taxes	13,526	(1,428)	27,154	(1,245)
Provision for capital taxes	571	221	1,100	576
Provision for (recovery of) future income taxes *(Note 6)*	(20,141)	(2,106)	(14,231)	(2,304)
NET EARNINGS	33,096	457	40,285	483
Dividends on preferred shares	(923)	-	(923)	-
Repurchase of shares/options	-	(1,605)	-	(1,605)
Accumulated earnings, beginning of period	29,498	25,473	22,309	25,447
Accumulated earnings, end of period	$ 61,671	$ 24,325	$ 61,671	$ 24,325
Net earnings per unit				
Basic	$ 0.57	$ 0.02	$ 0.73	$ 0.02
Diluted	$ 0.57	$ 0.02	$ 0.73	$ 0.02
Weighted average units outstanding				
Basic	54,463	20,798	50,592	20,005
Diluted	54,640	21,307	50,742	20,418

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows (Note 1)

	Three Months Ended June 30		Six Months Ended June 30	
($000s, unaudited)	2003	2002	2003	2002
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:				
OPERATING ACTIVITIES				
Net earnings	$ 33,096	$ 457	$ 40,285	$ 483
Adjustments for:				
Depletion, depreciation and amortization	21,805	13,361	42,458	28,057
Provision for future site restoration	1,111	463	2,536	963
Provision for (recovery of) future income taxes	(20,141)	(2,106)	(14,231)	(2,304)
Cash flow from operations	35,871	12,175	71,048	27,199
Changes in non-cash operating working capital	(12,429)	(1,814)	(12,805)	1,679
Cash flow provided by operating activities	23,442	10,361	58,243	28,878
FINANCING ACTIVITIES				
Proceeds from bank debt	65,726	(9,213)	83,361	(5,917)
Repayment of debentures	(824)	(1,605)	(1,648)	(1,605)
Proceeds from issuance of units and shares, net of issue costs	91,612	21,726	93,866	21,719
Reduction of hedging, capital lease obligations and deferred revenue	(1,093)	(501)	(2,394)	(788)
Distributions to unitholders	(26,138)	-	(48,772)	-
Interest paid on convertible debentures	(1,153)	-	(2,325)	-
Dividends on preferred shares	(923)	-	(923)	-
Other	(172)	-	(282)	-
Cash flow provided by financing activities	127,035	10,407	120,883	13,409
INVESTING ACTIVITIES				
Property acquisitions	(136,201)	(4,437)	(137,922)	(4,437)
Petroleum and natural gas property expenditures	(9,887)	(15,047)	(18,693)	(33,890)
Acquisition of subsidiary *(Note 2)*	-	-	(20,444)	-
Change in non-cash investing working capital	(4,389)	(1,284)	(2,067)	(3,960)
Cash used in investing activities	(150,477)	(20,768)	(179,126)	(42,287)
Cash, beginning and end of period	$ -	$ -	$ -	$ -
The Trust paid the following cash amounts:				
Interest	$ 2,568	$ 1,633	$ 2,963	$ 3,279
Capital taxes	$ 358	$ 221	$ 617	$ 576

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Unaudited, all tabular amounts, except per unit, expressed in $000s

1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Acclaim Energy Trust ("Acclaim") have been prepared by management following the same accounting policies and methods that were used in and disclosed in the audited annual consolidated financial statements for the year ended December 31, 2002. Certain information and footnote disclosure normally included in the audited annual consolidated financial statements has been condensed or omitted. These interim financial statements should be read in conjunction with the most recent audited annual consolidated financial statements.

The business combination of Acclaim and Ketch Energy Ltd. ("Ketch Energy") which occurred on October 1, 2002 was accounted for as a reverse takeover of Acclaim by Ketch Energy. Accordingly, these consolidated financial statements include the results of operations and cash flows of the combined Trust for the three months and six months ended June 30, 2003, but the comparative figures for the prior year are the results of operations and cash flows of Ketch Energy only.

All numbers of shares of Ketch Energy up to the business combination on October 1, 2002 have been restated using the exchange ratio of 1.15 Ketch Energy shares for each Acclaim unit. Effective May 31, 2003 the Trust units were consolidated on a one (1) for 2.5 basis. Trust units, options outstanding and other per unit information have been retroactively restated to reflect the consolidation.

2. ACQUISITIONS

a) Elk Point Resources Inc.

On January 28, 2003 the Trust completed the acquisition of Elk Point Resources Inc. ("Elk Point"). The acquisition was accounted for by the purchase method of accounting. The allocation to the fair value of the assets was as follows:

Allocation of purchase price:		
Net working capital	$	853
Petroleum and natural gas properties		170,000
Goodwill		26,501
Future income taxes		(16,259)
Bank debt		(58,457)
Hedging and lease obligation		(1,378)
Provision for future site restoration		(4,846)
	$	116,414
Consideration was comprised of:		
Issuance of 10,517 units	$	95,970
Cash		10,890
Transaction costs		9,554
	$	116,414

b) West Central Alberta

On May 5, 2003 Acclaim announced that it had entered into an agreement to purchase certain oil and gas assets in west central Alberta. The acquisition closed on June 26, 2003 with an effective date of April 1, 2003. After purchase adjustments and rights of first refusal, the total purchase price was approximately $135 million.

In conjunction with the transaction, Acclaim's existing credit facility was amended and increased to $270 million, including a $255 million revolving facility and a $15 million operating facility. Pursuant to the terms of the facility, Acclaim may extend the revolving period for a further 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. Therefore, the credit facility has been classified as long-term on the balance sheet.

3. CAPITAL

Effective May 31, 2003 the Trust units were consolidated on a one (1) for 2.5 basis. Trust units, options outstanding and other per unit information have been retroactively restated to reflect the consolidation. Components of capital are as follows:

a) Trust Units	Number of Units (000s)		Amount
Balance, December 31, 2002	39,240	$	317,734
Units issued pursuant to acquisition - Elk Point	10,517		95,970
Units issued pursuant to equity offering, net of costs	9,741		90,073
Units issued pursuant to private placement, net of costs	307		2,712
Units issued on conversion of debentures	347		3,388
Issued for employee savings plan	50		524
Distribution reinvestment plan	49		507
Exercise of unit options	6		50
Balance, June 30, 2003	60,257	$	510,958

In conjunction with the acquisition of the west central Alberta properties (Note 2b), the Trust issued 9.7 million units for $9.75 per unit for net proceeds of $90.1 million. The equity financing closed May 23, 2003.

b) Exchangeable Shares	Number of Units (000s)		Amount
Balance, June 30, 2003	705	$	8,566

During the quarter, all outstanding preferred shares were converted into exchangeable shares of Acclaim Energy Inc., a subsidiary of the Trust. Each exchangeable share is exchangeable into units on a one-for-one basis (subject to adjustments for distributions) with 476,856 exchangeable immediately and 228,181 convertible as to one third on each October 1, 2003, 2004 and 2005.

c) Convertible Debentures	Number of Units Available on Conversion (000s)		Amount
Balance, December 31, 2002	4,530	$	42,363
Issue costs			(282)
Converted to units during the period	(347)		(3,388)
Balance, June 30, 2003	4,183	$	38,693

d) Unit Based Compensation Plan	Number of Options (000s)		Average Exercise Price
Balance, December 31, 2002	2,058	$	9.85
Granted	1,162		9.93
Exercised	(6)		7.63
Cancelled	(72)		9.89
Balance, June 30, 2003	3,142	$	9.90

Had the fair value method been used to account for its unit based compensation plan, the impact of options granted on the Trust's proforma net earnings would have been negligible.

Notes to Consolidated Financial Statements

Unaudited, all tabular amounts, except per unit, expressed in $000s

4. DISTRIBUTIONS TO UNITHOLDERS AND DEBENTURE HOLDERS

The following distributions have been made to unitholders:

Record Date	***Payment Date***	***$/Unit***	***Distribution***
Distributions on issued units			
October 31, 2002	November 20, 2002	0.163	$ 6,324
November 30, 2002	December 20, 2002	0.163	6,325
December 31, 2002	January 20, 2003	0.163	6,376
		0.488	19,025
January 31, 2003	February 20, 2003	0.163	8,109
February 28, 2003	March 20, 2003	0.163	8,149
March 31, 2003	April 20, 2003	0.163	8,173
		0.488	24,431
April 30, 2003	May 20, 2003	0.163	8,186
May 31, 2003	June 20, 2003	0.163	9,779
June 30, 2003	July 20, 2003	0.163	9,791
		0.488	27,756
Accumulated distributions on units			71,212
Distributions (interest) on convertible debentures			
December 31, 2002	June 30, 2003	-	188
March 31, 2003	June 30, 2003	-	1,172
June 30, 2003	June 30, 2003	-	1,153
Accumulated distributions (interest) on convertible debentures			2,513
Accumulated distributions			$ 73,725

5. HEDGING

The following hedge commitments have been put in place as noted below:

2003 Commodity Contracts	***Q3***	***Q4***
Natural Gas		
Fixed price *(GJ/d)*	8,000	2,667
Average price *($/GJ)*	$5.06	$5.06
Collars *(GJ/d)*	22,000	24,000
Average floor price	$4.50	$5.15
Average ceiling price	$6.28	$8.89
Call options	6,667	4,000
Average call option price	$4.58	$3.38
Crude Oil		
Fixed price *(bbls/d)*	1,500	833
Average price *(US$)*	$29.52	$28.68
Collars *(bbls/d)*	4,000	4,000
Average floor price *(US$)*	$24.00	$24.00
Average ceiling price *(US$)*	$29.73	$29.73

2004 Commodity Contracts

Daily Quantity	***Contract Price***	***Index***	***Term***
Natural Gas - Collars			
5,000 GJ	CDN$5.00 - 10.00	AECO	November 1, 2003-March 31, 2004
5,000 GJ	CDN$5.00 - 11.00	AECO	November 1, 2003-March 31, 2004
5,000 GJ	CDN$5.60 - 10.00	AECO	November 1, 2003-March 31, 2004
5,000 GJ	CDN$5.75 - 8.00	AECO	November 1, 2003-March 31, 2004
5,000 GJ	CDN$5.00 - 6.50	AECO	April 1, 2004-October 31, 2004
5,000 GJ	CDN$5.00 - 7.00	AECO	April 1, 2004-October 31, 2004
5,000 GJ	CDN$5.00 - 7.00	AECO	April 1, 2004-October 31, 2004
3,000 GJ	CDN$5.00 - 6.41	AECO	April 1, 2004-October 31, 2004
3,000 GJ	CDN$5.00 - 6.50	AECO	April 1, 2004-October 31, 2004

Notes to Consolidated Financial Statements

Unaudited, all tabular amounts, except per unit, expressed in $000s

2004 Commodity Contracts

Daily Quantity	Contract Price	Index	Term
Crude Oil - Collars			
500 bbls	US$24.00 - 29.15	WTI	January 1, 2004-March 31, 2004
500 bbls	US$22.00 - 28.20	WTI	January 1, 2004-June 30, 2004
500 bbls	US$24.00 - 28.56	WTI	January 1, 2004-March 31, 2004
1,000 bbls	US$24.00 - 28.57	WTI	April 1, 2004-June 30, 2004
1,000 bbls (heavy oil differential)	US$6.00 - 12.00	WTI	July 1, 2003-June 30, 2004
Crude Oil - Three Way Contracts			
1,000 bbls	US$20.00 - 24.00 - 30.20	WTI	January 1, 2004-June 30, 2004
500 bbls	US$21.00 - 24.50 - 30.15	WTI	January 1, 2004-June 30, 2004
1,000 bbls	US$21.00 - 25.00 - 29.45	WTI	January 1, 2004-December 31, 2004
1,000 bbls	US$21.25 - 24.50 - 29.95	WTI	July 1, 2004-December 31, 2004
1,000 bbls	US$21.50 - 24.50 - 29.95	WTI	July 1, 2004-December 31, 2004

6. INCOME TAXES

During the second quarter, Acclaim recorded a future income tax recovery of $24.2 million due to substantively enacted changes in federal and Alberta provincial income tax rates. The changes to be enacted over the next five years reduce the applicable rate on resource income from 28 percent to 21 percent, allows for the deduction of crown royalties and eliminates the deduction for resource allowance.

7. COMMITMENTS AND GUARANTEES

In addition to hedging commitments, the Trust has various commitments and guarantees in the normal course of business, none of which, in management's view, are significant.

8. SUBSEQUENT EVENTS

During the second quarter, Acclaim announced that it had entered into an agreement to purchase certain oil and gas assets in Alberta for approximately $72 million. The acquisition closed August 14, 2003.

In conjunction with the transaction, Acclaim entered into a bought deal financing which closed on July 23, 2003. Acclaim issued 6.6 million Trust units at $10.95 per Trust unit to raise gross proceeds of $72.2 million.

Corporate Information

DIRECTORS

Jack C. Lee, B.A., B. Comm. [2,3,4]
Chairman of the Board of Directors

J. Paul Charron, CA
President & Chief Executive Officer

Robert G. Brawn, B. Sc., P. Eng. [1,4]
Director

Noel A. Cleland , P. Eng. [3,4]
Director

W. Peter Comber, CA [2]
Director

Grant B. Fagerheim [1,3]
Director

Frank W. King, O.C., LlD, B. Sc., P. Eng. [1]
Director

R. Carl Smith [2]
Director

[1] Member of Corporate Governance Committee
[2] Member of Audit Committee
[3] Member of Reserves Committee
[4] Member of Compensation Committee

INVESTOR RELATIONS

Kerklan (Kerk) Hilton, B.A.C.
Manager, Investor Relations
Direct: (403) 539-6343
Investor Toll Free: 1-877-539-6300

AUDITORS

Deloitte & Touche LLP
Chartered Accountants
Calgary, Alberta

BANKERS

The Toronto-Dominion Bank
Canadian Imperial Bank of Commerce
Bank of Montreal
Alberta Treasury Branches
BNP Paribas (Canada)
The Bank of Nova Scotia
Union Bank of California, NA

ENGINEERING CONSULTANTS

Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta

STOCK EXCHANGE LISTING

Toronto Stock Exchange trading symbol AE.UN
Debenture listing AE.DB

HEAD OFFICE

1800, 255 - 5th Avenue SW
Calgary, Alberta
Canada T2P 3G6
Telephone (403) 539-6300
Facsimile (403) 539-6499
Email: info@acclaimtrust.com
Website: www.acclaimtrust.com


ACCLAIM
Energy Trust

ADVISORY: Certain information regarding Acclaim, including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital funds from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

ACCLAIM ENERGY INC.

The attached financials of Acclaim Energy Trust (AET) disclose the obligations and financial position of Acclaim Energy Inc. (AEI). Unitholders of AET own 100% of the shares of AEI.

Debt due by AEI to its' parent AET is not disclosed as it is eliminated on the consolidation of the entities. This inter-company debt is subordinated to the AEI Debenture holders.


ACCLAIM
Energy Trust

3

Interim Report to Unitholders

Acclaim Energy Trust ("Acclaim" or the "Trust") (AE.UN - TSX) is pleased to announce the results for the third quarter of 2003. The third quarter ended September 30, 2003 represents one full year of operations since the merger of Acclaim and Ketch Energy Ltd. ("Ketch Energy") on October 1, 2002. During that time, Acclaim has successfully increased its size, asset quality and production mix, providing a solid foundation of long-life, balanced production and reserves.

Acclaim's third quarter featured numerous highlights:

- On August 14, 2003 Acclaim successfully closed the Natural Gas Properties acquisition which included 3,000 boe/d of production, 75 percent weighted towards natural gas, for $68.4 million.
- Average quarterly production increased 25 percent to 24,267 boe/d in the third quarter from 19,372 boe/d in the second quarter. This quarter over quarter growth reflects the full impact of the West Central Alberta Property acquisition which closed June 26, 2003 and approximately six weeks of production from the Natural Gas Properties acquired August 14, 2003.
- Cash flow increased to $37.0 million compared to $35.9 million during the second quarter 2003.
- Distributions paid during the third quarter totaled $33.2 million or $0.488 per unit representing a payout ratio of 87 percent on a per unit basis. Year-to-date, Acclaim's payout ratio is 75 percent on a per unit basis.
- Acclaim exceeded $1 billion in asset value at the end of the third quarter for the first time in the Trust's history.
- Acclaim continued to be active in the third quarter, incurring $8.6 million in development drilling, well recompletions and facility enhancements while drilling 10 gross wells (4.7 net) with an 80 percent success rate.
- Subsequent to quarter end, on October 27, 2003, Acclaim closed an equity financing of 4.25 million Trust units at $11.00 per unit for gross proceeds of $46.8 million. The Trust reduced bank debt to approximately $180 million and currently has available credit lines of $120 million. The Trust's current debt to cash flow ratio is approximately 1.2 times based on an annualized quarterly cash flow.

Financial Summary

(unaudited)	Three Months Ended Sept 30[1]			Nine Months Ended Sept 30[1]		
($000s except per unit amounts)	2003	2002	% Change	2003	2002	% Change
Petroleum and natural gas sales	**72,769**	24,690	195%	**197,780**	77,879	154%
Cash flow from operations	**37,013**	10,888	240%	**108,061**	38,087	184%
Per unit - basic[2]	**0.56**	0.51	10%	**1.94**	1.81	7%
Per unit - diluted[2]	**0.56**	0.50	12%	**1.93**	1.79	8%
Net income	**4,942**	(3,736)	-	**45,227**	(3,253)	-
Per unit - basic	**0.06**	(0.17)	-	**0.75**	(0.15)	-
Per unit - diluted	**0.06**	(0.17)	-	**0.75**	(0.15)	-
Distributions	**33,231**	-	-	**85,418**	-	-
Per unit	**0.488**	-	-	**1,463**	-	-
Capital expenditures	**75,700**	16,134	369%	**402,315**	54,461	639%
Bank debt	**220,342**	121,574	81%	**220,342**	121,574	81%
Working capital (deficiency)	**1,693**	(7,725)	-	**1,693**	(7,725)	-
Trust units outstanding *(000s)*						
Basic[2]	**68,830**	22,396	207%	**68,830**	22,396	207%
Assuming full dilution[2,3]	**75,296**	22,396	236%	**75,296**	22,396	236%
Weighted average trust units outstanding *(000s)*						
Basic[2]	**66,132**	21,534	207%	**55,829**	20,995	166%
Diluted[2]	**66,489**	21,984	202%	**55,999**	21,318	163%

[1] The business combination of Acclaim and Ketch Energy which occurred on October 1, 2002 was accounted for as a reverse takeover of Acclaim by Ketch Energy. Accordingly, these consolidated financial statements include the results of operations and cash flows of the combined Trust for the nine months ended September 30, 2003, but the comparative figures for the prior year are the results of operations and cash flows of Ketch Energy only.

[2] Comparable units for September 30, 2002 are based on the conversion ratio of 1.15 units for each Ketch Energy share then outstanding. Effective May 31, 2003 the Trust units were consolidated on a one for 2.5 basis. Trust units, options outstanding and other per unit information has been retroactively restated to reflect the consolidation.

[3] Diluted units assume conversion of convertible debentures at $9.75 per Acclaim unit, the exchange of the preferred shares and the exercise of all outstanding options.

Operational Summary

(unaudited)	Three Months Ended Sept 30			Nine Months Ended Sept 30		
	2003	2002	% Change	2003	2002	% Change
Average daily production						
Natural gas (mcf/d)	**76,720**	41,417	85%	**63,781**	43,226	48%
Crude oil (bbls/d)	**9,247**	3,211	188%	**8,070**	3,178	154%
Natural gas liquids (bbls/d)	**2,233**	1,302	72%	**1,935**	1,302	49%
Oil equivalent (boe/d)	**24,267**	11,416	113%	**20,635**	11,684	77%
Average selling price						
Natural gas ($/mcf)						
Before hedging	**5.78**	2.76	109%	**6.43**	3.14	105%
After hedging	**5.63**	3.14	79%	**6.13**	3.70	66%
Crude oil ($/bbl)						
Before hedging	**33.59**	39.03	-14%	**36.09**	35.46	2%
After hedging	**32.56**	36.21	-10%	**34.30**	32.15	7%
Natural gas liquids ($/bbl)	**25.92**	16.93	53%	**29.17**	17.71	65%
Oil equivalent ($/bbl)						
Before hedging	**33.45**	22.91	46%	**36.71**	23.24	58%
After hedging	**32.59**	23.51	39%	**35.11**	24.42	44%

Message to Unitholders

The quarter ended September 30, 2003, represented the first complete year of operations since the combination of Acclaim and Ketch Energy on October 1, 2002. During that time, Acclaim has successfully increased its size, asset quality and production mix through three major transactions, all of which have been accretive on a per unit basis to cash flow, net asset value, production and reserves. Including the impact of the most recent equity issue, Acclaim has increased established reserves per unit by nine percent and production per unit by five percent. In addition, the Trust has also improved the percentage of proved producing reserves to total proven reserves to approximately 80 percent as at September 30, 2003 from 73 percent as at January 1, 2003. The balance and synergies created by these acquisitions has also provided greater stability and increased opportunities to Acclaim.

Natural Gas Properties Acquisition

On August 14, 2003, Acclaim completed the acquisition of approximately 3,000 boe/d comprised of 13.5 mmcf/d of natural gas and 750 bbls/d of light oil and NGL's for $68.4 million. Acclaim purchased these properties for exceptional acquisition parameters of $9.30 per boe for proven reserves, $7.67 per boe for established reserves and $23,300 per flowing barrel of oil equivalent. In order to finance the transaction, a total of 6.6 million Trust units were issued at a price of $10.95 per unit for gross proceeds of $72.2 million.

FINANCIAL AND OPERATING RESULTS

Production increases associated with a full quarter of production from the West Central Alberta Property acquisition which closed on June 26, 2003, and from the Natural Gas Properties acquired August 14, 2003, provided continued growth in Acclaim's financial and operating results for the third quarter of 2003.

Average daily production of crude oil and NGL's for the three months ended September 30, 2003 increased 21 percent to 11,480 bbls/d compared to 9,511 bbls/d for the second quarter of 2003. Average daily natural gas production also increased 30 percent to 76.7 mmcf/d from 59.2 mmcf/d in the second quarter of 2003. The total production of 24,267 boe/d for the third quarter was comprised of 53 percent natural gas, 39 percent light oil and natural gas liquids and eight percent heavy oil.

Petroleum and natural gas revenue increased to $72.8 million for the three months ended September 30, 2003 from $61.0 million in the second quarter due to increased production associated with the property acquisitions offset by a reduction in natural gas prices during the quarter.

Royalties increased to $15.0 million and an expected rate of 20 percent as a percentage of sales in the third quarter of 2003, from $10.7 million or 17 percent of sales in the previous quarter. During the second quarter, Acclaim recorded adjustments to natural gas royalties for allowable costs on certain properties and as a result recorded a lower than normal royalty rate.

Operating costs totaled $14.9 million or $6.69 per boe during the third quarter of 2003 compared to $10.0 million or $5.73 per boe in the second quarter. The increase on a boe basis reflects the overall higher operating costs related to the newly acquired properties as well as the initiation of maintenance programs on certain properties acquired, including a plant turnaround at the Gilby West gas plant purchased in the West Central Alberta Property acquisition.

Cash flow from operations totaled $37.0 million or $0.56 per unit for the three months ended September 30, 2003. The increase in petroleum and natural gas sales relating to increased production was offset somewhat by lower natural gas prices, a return to more normalized royalty rates and higher operating costs in the quarter.

Net income for the three months ended September 30, 2003 totaled $4.9 million or $0.06 per unit compared to $33.1 million or $0.57 per unit in the second quarter when Acclaim recorded a future income tax recovery of $24.2 million or $0.48 per unit due to substantively enacted reductions in federal and Alberta provincial income tax rates.

During the third quarter of 2003, Acclaim remained reasonably active incurring $8.6 million in development expenditures while participating in the drilling of 10 wells (4.7 net), resulting in 5.0 oil wells (1.8 net), 3.0 natural gas wells (1.7 net) and 2.0 dry holes (1.2 net).

In the third quarter, approximately $18 million of the Trust's 11 percent convertible debentures were converted at the price of $9.75 per unit. The balance outstanding of convertible debentures as at September 30, 2003 has been reduced to $20.2 million from the original issue of $45 million in December 2002.

Subsequent to the quarter end, on October 27, 2003, Acclaim closed an equity issue of 4.25 million Trust units at $11.00 per unit for gross proceeds of $46.8 million. The proceeds were initially used to reduce bank debt but are also available to support Acclaim's capital expenditure program and fund potential acquisition opportunities.

Acclaim exited the third quarter with $220.0 million in bank debt. After giving effect to the equity financing, bank debt was reduced to approximately $180.0 million resulting in a debt to cash flow ratio of 1.2 times (based on annualized quarterly cash flow) and creating available credit on Acclaim's facility of $120.0 million.

CASH DISTRIBUTIONS

Cash distributions to unitholders during the third quarter of 2003 totaled $33.2 million or $0.488 per unit. Distributions during the quarter represented 87 percent of cash flow from operations on a per unit basis, with the excess being utilized to fund the Trust's capital expenditure program. On a year-to-date basis, Acclaim's payout ratio is a conservative 75 percent on a per unit basis.

A conservative payout ratio allows Acclaim to continue to fund its capital expenditure program and maintain a strong balance sheet. The cash on cash yield of distributing $0.1625 per Trust unit, monthly, based on a market price of $11.32 per unit, is 17.22 percent. Acclaim continues to forecast that 100 percent of its distributions for 2003 and potentially all of 2004 will be tax deferred as a return of capital.

PRICE RISK MANAGEMENT

Acclaim's hedging program, is designed to reduce risk and provide long-term stable cash distributions to unitholders. Acclaim prefers the use of collars which establishes a floor price but also allows the Trust to benefit from higher prices. During the third quarter, a number of fixed gas contracts which Acclaim had inherited from predecessor companies, expired allowing the potential for further upside in the Trust's natural gas related revenues. For the fourth quarter of 2003, the existing positions will provide floors for approximately 45 percent of both natural gas and crude oil production at an average net price of CDN $5.47/mcf and US WTI$25.65/bbl, respectively. For 2004, Acclaim has collared 30,000 mcf/d of natural gas in the first quarter with a minimum floor of CDN $5.84/mcf and an average ceiling of $10.33/mcf. Another 31,000 mcf/d of natural gas production for the period of April through October 2004 is collared between CDN $5.25/mcf and $6.95/mcf. The Trust has also begun to protect prices for the winter of 2004 and to date has 10,000 mcf/d collared between $5.25/mcf and $8.55/mcf for the period of November 2004 to March 2005. Downside protection for 4,333 bbls/d of its crude oil for 2004 has also been obtained through a series of collars and three-way contracts between US$24.37 and $29.48/bbl. In addition, 1,000 bbls/d of crude oil for 2005 has been collared between US$24.00 and $30.00. Acclaim will continue to obtain price protection for both natural gas and crude oil for up to 50 percent of its production for 2004 and 2005 as market opportunities arise.

Message to Unitholders

OUTLOOK

The quarter ended September 30, 2003 represented Acclaim's first complete year of operations since the combination of Acclaim and Ketch Energy on October 1, 2002. During that time, Acclaim successfully completed one corporate and two property acquisitions supported by two equity financings. These transactions significantly increased the size and asset quality of Acclaim and improved its production mix which is now comprised of 55 percent natural gas and 45 percent of primarily light crude oil and NGLís. The combination of the assets has provided the Trust with a solid foundation of long-life, balanced production and reserves as well as a significant inventory of exploitation opportunities.

As Acclaim integrates the properties acquired in 2003, we continue to identify opportunities for further exploitation. As the Trust moves into 2004, we will look to expand our program in order to capture a number of these opportunities. In addition, Acclaim continues to monitor both corporate and property acquisitions as we believe further opportunities exist in the Western Canadian Sedimentary Basin.

Acclaim intends to maintain a conservative payout ratio in 2004. A conservative payout ratio allows Acclaim to fund its capital expenditure program and balance distributions with commodity prices, the exchange rate and retention of a strong balance sheet to ensure that Acclaim is positioned to take advantage of internally generated prospects and acquisition opportunities.

The Trust continues to forecast that 100 percent of cash distributions will be tax deferred in 2003 and potentially all of 2004, providing Acclaim unit holders with a unique, after-tax advantage.

"Signed"	**"Signed"**
Jack C. Lee *Chairman*	J. Paul Charron *President and Chief Executive Officer*

November 18, 2003

Management's Discussion & Analysis

Management's Discussion and Analysis ("MD&A") should be read in conjunction with the Interim Unaudited Financial Statements and notes thereto of Ketch Energy Ltd. ("Ketch Energy") for the nine months ended September 30, 2002 and the Audited Consolidated Financial Statements of Acclaim Energy Trust ("Acclaim") and MD&A for the year ended December 31, 2002. The business combination of Acclaim and Ketch Energy which occurred on October 1, 2002 was accounted for as a reverse takeover of Acclaim by Ketch Energy. Accordingly, these consolidated financial statements include the results of operations and cash flows of the combined Trust for the nine months ended September 30, 2003, but the comparative figures for the prior year are the results of operations and cash flows of Ketch Energy only. This discussion provides Management's analysis of Acclaim's historical financial and operating results and provides estimates of Acclaim's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. The reader must also be aware that historical results are not necessarily indicative of future performance.

Management uses cash flow before changes in non-cash operating working capital to analyze operating performance and leverage. Cash flow does not have a standardized measure prescribed by Canadian Generally Accepted Accounting Principles and therefore may not be comparable with the calculation of similar measures for other companies.

All references are to Canadian dollars unless otherwise indicated.

HIGHLIGHTS

For the nine months ended September 30, 2003, Acclaim has demonstrated strong financial and operating results, primarily attributable to increased production levels, favourable commodity prices and low interest rates. Strong cash flows have allowed the Trust to distribute $0.1625/month to its unitholders and to finance a very successful capital expenditures program, which to date has resulted in the drilling of 36 successful oil and natural gas wells. The significant events of 2003 are summarized as follows:

Acquisition of Elk Point Resources Inc.

On January 28, 2003, pursuant to a plan of arrangement, Acclaim acquired all the issued and outstanding shares of Elk Point Resources Inc. ("Elk Point"). The transaction, including bank debt, was valued at approximately $174 million. To fund the transaction, Acclaim paid $10.9 million in cash and issued approximately 10.5 million Trust units for all the issued and outstanding common shares of Elk Point.

West Central Alberta Property Acquisition

On June 26, 2003, Acclaim closed the purchase of long-life, high quality, light oil and natural gas producing properties in the Gilby/Willesden-Green area of west central Alberta for approximately $135 million. The transaction was financed with a combination of bank debt and the issuance of 9.7 million Trust units at $9.75 for gross proceeds of $95 million.

Natural Gas Property Acquisition

On August 14, 2003, Acclaim closed the acquisition of Natural Gas Properties for $68.4 million. Production from these assets approximates 3,000 boe/d including 13.5 mmcf/d of natural gas and 750 bbls/d of light oil and natural gas liquids. The transaction was financed by the issuance of 6.6 million units at $10.95 per Trust unit for gross proceeds of $72.2 million.

Equity Financing

On October 27, 2003, Acclaim closed a bought-deal equity financing of 4.3 million Trust units at a price of $11.00 per Trust unit for gross proceeds of $46.8 million. The proceeds, which have been used to repay bank indebtedness, will ultimately be utilized to expand the Trust's 2004 capital expenditure program and be available to fund future acquisitions.

CAPITAL EXPENDITURES

For the nine months ended September 30, 2003, capital expenditures totaled $402.3 million as compared to $54.5 million during the same period a year earlier. Acclaim participated in the drilling of 39 wells (25.2 net), resulting in 22 oil wells (15.8 net), 14 natural gas wells (7.4 net) and 3.0 (2.0 net) dry holes. During the third quarter 10 wells (4.7 net) were drilled resulting in 5.0 oil wells (1.8 net), 3.0 natural gas wells (1.7 net) and 2.0 dry holes (1.2 net).

Capital expenditures ($000s)	Three Months Ended Sept 30 2003	2002	Nine Months Ended Sept 30 2003	2002
Land	$ 750	$ 1,089	$ 920	$ 4,944
Geological and geophysical	276	690	1,610	4,043
Drilling	5,075	3,894	17,616	23,983
Production equipment and facilities	2,531	6,382	6,848	12,975
Net development expenditures	8,632	12,055	26,994	45,945
Office equipment	193	-	524	-
Property acquisitions	71,597	4,744	209,519	9,181
Dispositions	(4,722)	(665)	(4,722)	(665)
Elk Point acquisition	-	-	170,000	-
Total capital expenditures	$ 75,700	$ 16,134	$ 402,315	$ 54,461

The Trust's development capital expenditure program to date has been funded by a combination of internally generated cash flow and bank debt. The program for the remainder of 2003 is expected to be funded by excess cash flow and bank debt.

OPERATING NET BACKS

Operating net backs ($/boe)	Three Months Ended Sept 30 2003	2002	Nine Months Ended Sept 30 2003	2002
Sale price	$ 32.59	$ 23.51	$ 35.11	$ 24.42
Less:				
Royalties	(6.64)	(5.28)	(7.28)	(5.24)
Operating costs	(6.69)	(5.40)	(6.04)	(4.76)
Operating net back	$ 19.26	$ 12.83	$ 21.79	$ 14.42

REVENUE

Gross revenue totaled $197.8 million for the nine months ended September 30, 2003 as compared to $77.9 million for the same period in 2002. The increase in revenue is attributed to increased commodity prices year over year and increased production volumes from acquisitions made during the first nine months of 2003. Included in petroleum and natural gas sales are $9.0 million of commodity hedging losses (2002 - gain $3.8 million).

For the three months ended September 30, 2003, petroleum and natural gas revenue totaled $72.8 million as compared to $24.7 million for the same period in 2002. Included was the full quarter impact of the West Central Alberta Property acquisition which closed effective June 26, 2003 and a portion of the Natural Gas Property acquisition which closed August 14, 2003.

Natural gas sales averaged 63,781 mmcf/d, 48 percent higher than the 43,226 mmcf/d reported for the first nine months of 2002. Crude oil and liquids production averaged 10,005 bbls/d, an increase of 123 percent from 4,480 bbls/d reported in the prior year. The increase is directly attributable to the combination of Acclaim and Ketch Energy on October 1, 2002, the Elk Point acquisition which closed January 28, 2003, the West Central Alberta Property acquisition and the Natural Gas Property acquisition.

For the three months ended September 30, 2003 natural gas sales averaged 76,720 mmcf/d, 85 percent higher than the 41,417 mmcf/d reported for the third quarter 2002. Crude oil and liquids production increased 154 percent to 11,480 bbls/d from 4,513 bbls/d reported for the same period a year earlier.

Revenue analysis ($000s)	Three Months Ended Sept 30 2003	2002	Nine Months Ended Sept 30 2003	2002
Natural gas	$ 40,774	$ 10,504	$ 111,884	$ 37,064
Crude oil and natural gas liquids	33,899	13,561	94,919	37,054
Hedging gain(loss)	(1,904)	625	(9,023)	3,761
Petroleum and natural gas sales	72,769	24,690	197,780	77,879
Crown royalties	(9,264)	(3,804)	(29,932)	(10,621)
Other royalties	(5,688)	(1,742)	(11,306)	(6,606)
Alberta Royalty Tax Credit	125	-	230	500
Net revenue	$ 57,942	$ 19,144	$ 156,772	$ 61,152

Acclaim's natural gas price (after hedging) averaged $6.13/mcf for the nine months ended September 30, 2003, an increase of 66 percent from $3.70/mcf reported for the equivalent period in 2002. Crude oil prices (after hedging) averaged $34.30/bbl as compared to $32.15/bbl a year earlier. Expectations are for commodity prices to remain strong throughout the remainder of the year.

ROYALTIES

	Three Months Ended Sept 30		Nine Months Ended Sept 30	
***Royalties** ($000s)*	**2003**	2002	**2003**	2002
Royalties, net of ARTC	**$ 14,827**	$ 5,546	**$ 41,008**	$ 16,727
% of sales	**19.9**	23.1	**19.8**	22.6
$/boe	**6.64**	5.28	**7.28**	5.24

Royalties for the nine months ended September 30, 2003 averaged $7.28/boe or approximately 20 percent of Acclaim's total petroleum and natural gas sales price (before hedging) of $36.71. This compares to $5.24/boe or 23 percent of average sales price reported for the same period in 2002.

For the three months ended September 30, 2003, royalties totaled $14.8 million as compared to $5.5 million during the same period a year earlier due to higher product prices and production volumes. During the third quarter royalties as a percentage of sales averaged approximately 20 percent.

OPERATING COSTS

	Three Months Ended Sept 30		Nine Months Ended Sept 30	
***Operating costs** ($000s)*	**2003**	2002	**2003**	2002
Operating costs	**$ 14,943**	$ 5,667	**$ 34,043**	$ 15,179
$/boe	**6.69**	5.40	**6.04**	4.76

For the nine months ended September 30, 2003, operating costs totaled $34.0 million compared to $15.2 million during the same period a year earlier. On a unit-of-production basis, operating costs averaged $6.04/boe compared to $4.76/boe for the prior year. Operating costs associated with the original Acclaim properties, Elk Point assets, and the West Central Alberta and Natural Gas assets acquired are higher than those of the Ketch Energy properties, therefore resulting in an increase on a year-over-year basis.

During the third quarter operating costs totaled $14.9 million or $6.69/boe as compared to $5.7 million or $5.40/boe in 2002. The increase reflects higher operating costs associated with the more mature assets acquired during the year, additional maintenance directed at the newly purchased assets and increased power and supplier costs for all properties. It is anticipated that operating costs will continue to average approximately $6.50/boe reflecting the nature of the assets most recently acquired and higher costs throughout the sector.

Acclaim continues to focus efforts on operational efficiencies which will optimize production and reduce operating costs on a unit-of-production basis.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses totaled $6.9 million for the nine months ended September 30, 2003, as compared to $2.3 million recorded for the same period a year earlier. On a unit-of-production basis, general and administrative expenses averaged $1.22/boe as compared to $0.71/boe for the same period ended September 30, 2002.

For the three months ended September 30, 2003, general and administrative expenses decreased slightly to $1.19/boe, as costs associated with increased staffing levels align with volumes associated with recent acquisitions.

	Three Months Ended Sept 30		Nine Months Ended Sept 30	
***General and administrative expenses** ($000s)*	**2003**	2002	**2003**	2002
G&A expenses	**$ 3,272**	$ 1,316	**$ 9,112**	$ 3,920
Overhead recoveries	**(608)**	(503)	**(2,234)**	(1,664)
Net G&A expenses	**$ 2,664**	$ 813	**$ 6,878**	$ 2,256
$/boe	**1.19**	0.77	**1.22**	0.71

INTEREST EXPENSE

Interest expense increased to $6.1 million or $1.08/boe from $5.0 million or $1.57/boe a year earlier. During the third quarter 2003, average debt levels increased as approximately $50 million of the West Central Alberta Property acquisition was financed with bank debt.

Interest rates continue to be favorable and are not expected to increase substantially in the short-term. Average rates incurred by Acclaim during the quarter approximated 4.6 percent.

Interest on the convertible debentures totaled $3.4 million for the nine months ended September 30, 2003 and $1.1 million for the three months then ended. Convertible debentures are classified as unitholders' equity and interest on the convertible debentures is included in accumulated distributions.

INCOME TAXES

Including the acquisitions of Elk Point, the West Central Alberta Property, and the Natural Gas Properties, Acclaim has accumulated tax pools of approximately $511 million. Acclaim estimates that all distributions in 2003, based on the current commodity price environment and estimated financial results for the year, will be tax deferred and treated as a return of capital.

During the second quarter, Acclaim recorded a future income tax recovery of $24.2 million due to substantively enacted changes in federal and Alberta provincial income tax rates. The changes to be enacted over the next five years reduce the applicable rate on resource income from 28 percent to 21 percent, allows for the deduction of crown royalties and eliminates the deduction for resource allowance.

CASH FLOW AND EARNINGS

Cash flow from operations totaled $108.1 million or $1.94 per unit, representing a 184 percent increase from the $38.1 million reported for the same period in 2002 reflecting the impact of both production and commodity price increases.

Net income for the nine months ended September 30, 2003 totaled $45.2 million or $0.75 per unit, compared to a loss of $3.2 million reported for the same period in 2002. Net income included a one-time adjustment of $24.2 million ($0.43 per unit) due to income tax rate changes.

LIQUIDITY AND CAPITAL RESOURCES

Acclaim has an extendible revolving term credit facility with a syndicate of financial institutions in the amount of $270 million including a $255 million revolving facility and a $15 million operating facility. Available borrowings are limited by a borrowing base, most recently established based on the value of petroleum and natural gas assets as determined by the lenders. The loan is reviewed annually and may be extended at the option of the lender for an additional 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. The loan has therefore been classified as long-term on the balance sheet. As at November 7, 2003 the credit facility was increased to $300 million, including a $285 million revolving facility and a $15 million operating facility.

At September 30, 2003, $220.3 million was drawn under the facility. Working capital liquidity is maintained by drawing from and repaying the unutilized credit facilities as needed. At September 30, 2003, Acclaim had working capital of $1.7 million. Acclaim's bank debt was reduced to approximately $180.0 million by October 31, 2003 subsequent to the closing of an equity issue on October 27, 2003 for net proceeds of $44.5 million.

As at September 30, 2003 Acclaim had issued capital of 68.8 million units. Approximately 10.5 million units were issued during the first quarter on the acquisition of Elk Point. An additional 9.7 million units were issued in conjunction with the West Central Alberta Property acquisition and an additional 6.6 million units were issued in conjunction with the Natural Gas Property acquisition.

Liquidity and capital resources ($000s)		Sept 30 2003
Long-term debt	$	220,342
(Working capital) Deficit		(1,693)
Net debt[1]		218,649
Units outstanding (000s)		68,830
Trust unit price		11.32
Market value		779,156
Convertible debentures		22,243
Total capitalization	$	1,020,048

[1] Net debt excludes the 11% convertible debentures which are classified as equity.

Consolidated Balance Sheets

($000s)	Sept 30, 2003	Dec 31, 2002
ASSETS	(unaudited)	(audited)
Current assets		
Accounts receivable	$ 57,707	$ 36,701
Prepaid expenses and deposits	9,615	7,598
	67,322	44,299
Deferred charge	35	386
Property, plant and equipment	1,090,652	688,338
Accumulated depletion and depreciation	(195,026)	(125,790)
	895,626	562,548
Goodwill	77,679	51,178
	$ 1,040,662	$ 658,411
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 52,424	$ 45,926
Distributions payable	11,185	6,376
Debenture payable	753	3,225
Current portion of obligation under capital lease	1,267	1,275
Bank debt *(Note 2b)*	-	73,355
	65,629	130,157
Bank debt *(Note 2b)*	220,342	-
Hedging and capital lease obligations	2,334	3,806
Deferred revenue *(Note 5)*	461	612
Future income taxes	148,369	143,339
Future site restoration and abandonment	17,414	8,738
	454,549	286,652
UNITHOLDERS' EQUITY		
Capital *(Note 3)*	598,820	317,734
Convertible preferred shares	-	8,566
Exchangeable shares *(Note 3)*	8,566	-
Convertible debentures *(Note 3)*	20,155	42,363
Accumulated earnings	66,613	22,309
Accumulated distributions *(Note 4)*	(108,041)	(19,213)
	586,113	371,759
	$ 1,040,662	$ 658,411

Subsequent event (Note 9).

See accompanying notes to consolidated financial statements.

Consolidated Statements of Earnings and Accumulated Earnings *(Note 1)*

	Three Months Ended Sept 30		Nine Months Ended Sept 30	
($000s except per unit amounts, unaudited)	**2003**	2002	**2003**	2002
REVENUE				
Petroleum and natural gas sales	**$ 72,769**	$ 24,690	**$ 197,780**	$ 77,879
Royalties (net of ARTC)	**(14,827)**	(5,546)	**(41,008)**	(16,727)
	57,942	19,144	**156,772**	61,152
EXPENSES				
Operating	**14,943**	5,667	**34,043**	15,179
General and administrative	**2,664**	813	**6,878**	2,256
Stock compensation *(Note 3d)*	**644**	-	**644**	-
Interest	**2,708**	1,737	**6,076**	5,017
Depletion, depreciation and amortization	**27,129**	13,857	**69,587**	41,914
Provision for site restoration	**1,295**	492	**3,831**	1,455
	49,383	22,566	**121,059**	65,821
Earnings (loss) before taxes	**8,559**	(3,422)	**35,713**	(4,669)
Provision for capital taxes	**614**	39	**1,714**	613
Provision for (recovery of) future income taxes *(Note 7)*	**3,003**	275	**(11,228)**	(2,029)
NET EARNINGS	**4,942**	(3,736)	**45,227**	(3,253)
Dividends on preferred shares	**-**	-	**(923)**	-
Repurchase of shares/options	**-**	11	**-**	(1,594)
Accumulated earnings, beginning of period	**61,671**	24,325	**22,309**	25,447
Accumulated earnings, end of period	**$ 66,613**	$ 20,600	**$ 66,613**	$ 20,600
Net earnings per unit				
Basic	**$ 0.06**	$ (0.17)	**$ 0.75**	$ (0.15)
Diluted	**$ 0.06**	$ (0.17)	**$ 0.75**	$ (0.15)
Weighted average units outstanding				
Basic	**66,132**	21,534	**55,829**	20,995
Diluted	**66,489**	21,984	**55,999**	21,318

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows (Note 1)

	Three Months Ended Sept 30		Nine Months Ended Sept 30	
($000s, unaudited)	2003	2002	2003	2002
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:				
OPERATING ACTIVITIES				
Net earnings	$ **4,942**	$ (3,736)	$ **45,227**	$ (3,253)
Adjustments for:				
Stock compensation	**644**	-	**644**	-
Depletion, depreciation and amortization	**27,129**	13,857	**69,587**	41,914
Provision for future site restoration	**1,295**	492	**3,831**	1,455
Provision for (recovery of) future income taxes	**3,003**	275	**(11,228)**	(2,029)
Cash flow from operations	**37,013**	10,888	**108,061**	38,087
Changes in non-cash operating working capital	**2,401**	3,539	**(10,404)**	5,218
Cash flow provided by operating activities	**39,414**	14,427	**97,657**	43,305
FINANCING ACTIVITIES				
Proceeds from bank debt	**5,169**	(583)	**88,530**	(6,500)
Repayment of debentures	**(824)**	-	**(2,472)**	-
Repurchase of shares/options	**-**	11	**-**	(1,594)
Proceeds from issuance of units and shares, net of issue costs	**69,330**	2,579	**163,196**	24,298
Reduction of hedging, capital lease obligations and deferred revenue	**(627)**	(192)	**(3,021)**	(980)
Distributions to unitholders	**(31,837)**	-	**(80,609)**	-
Interest paid on convertible debentures	**(1,085)**	-	**(3,410)**	-
Dividends on preferred shares	**-**	-	**(923)**	-
Other	**(9)**	-	**(291)**	-
Cash flow provided by financing activities	**40,117**	1,815	**161,000**	15,224
INVESTING ACTIVITIES				
Property acquisitions	**(71,597)**	(307)	**(209,519)**	(4,744)
Property dispositions	**4,722**	665	**4,722**	665
Petroleum and natural gas property expenditures	**(8,825)**	(16,492)	**(27,518)**	(50,382)
Acquisition of subsidiary *(Note 2)*	**-**	-	**(20,444)**	-
Change in non-cash investing working capital	**(3,831)**	(108)	**(5,898)**	(4,068)
Cash used in investing activities	**(79,531)**	(16,242)	**(258,657)**	(58,529)
Cash, beginning and end of period	$ **-**	$ -	$ **-**	$ -
The Trust paid the following cash amounts:				
Interest	$ **2,534**	$ 1,152	$ **5,497**	$ 4,431
Capital taxes	$ **2,979**	$ (104)	$ **3,596**	$ 472

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Unaudited, all tabular amounts, except per unit, expressed in $000s

1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Acclaim Energy Trust ("Acclaim") have been prepared by management following the same accounting policies and methods that were used in and disclosed in the audited annual consolidated financial statements for the year ended December 31, 2002. Certain information and footnote disclosure normally included in the audited annual consolidated financial statements has been condensed or omitted. These interim financial statements should be read in conjunction with the most recent audited annual consolidated financial statements.

The business combination of Acclaim and Ketch Energy Ltd. ("Ketch Energy") which occurred on October 1, 2002 was accounted for as a reverse takeover of Acclaim by Ketch Energy. Accordingly, these consolidated financial statements include the results of operations and cash flows of the combined Trust for the three months and nine months ended September 30, 2003, but the comparative figures for the prior year are the results of operations and cash flows of Ketch Energy only.

All numbers of shares of Ketch Energy up to the business combination on October 1, 2002 have been restated using the exchange ratio of 1.15 Ketch Energy shares for each Acclaim unit. Effective May 31, 2003 the Trust units were consolidated on a one (1) for 2.5 basis. Trust units, options outstanding and other per unit information have been retroactively restated to reflect the consolidation.

2. ACQUISITIONS

a) Elk Point Resources Inc.

On January 28, 2003 the Trust completed the acquisition of Elk Point Resources Inc. ("Elk Point"). The acquisition was accounted for by the purchase method of accounting. The allocation to the fair value of the assets was as follows:

Allocation of purchase price:		
Net working capital	$	853
Petroleum and natural gas properties		170,000
Goodwill		26,501
Future income taxes		(16,259)
Bank debt		(58,457)
Hedging and lease obligation		(1,378)
Provision for future site restoration		(4,846)
	$	116,414
Consideration was comprised of:		
Issuance of 10,517 units	$	95,970
Cash		10,890
Transaction costs		9,554
	$	116,414

b) West Central Alberta Property Acquisition

On June 26, 2003, Acclaim closed the purchase of long-life, high quality, light oil and natural gas producing properties in west central Alberta for approximately $135 million. The transaction was financed with a combination of bank debt and the issuance of 9.7 million Trust units at $9.75 for gross proceeds of $95 million.

In conjunction with the transaction, Acclaim's existing credit facility was amended and increased to $270 million, including a $255 million revolving facility and a $15 million operating facility. Pursuant to the terms of the facility, Acclaim may extend the revolving period for a further 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. Therefore, the credit facility has been classified as long-term on the balance sheet.

c) Natural Gas Property Acquisition

On August 14, 2003, Acclaim closed the acquisition of Natural Gas Properties for $68.4 million. Production from these assets approximates 3,000 boe/d including 13.5 mmcf/d of natural gas and 750 bbls/d of light oil and natural gas liquids. The transaction was financed by the issuance of 6.6 million units at $10.95 per Trust unit for gross proceeds of $72.2 million.

3. CAPITAL

Effective May 31, 2003 the Trust units were consolidated on a one (1) for 2.5 basis. Trust units, options outstanding and other per unit information have been retroactively restated to reflect the consolidation. Components of capital are as follows:

a) Trust Units	***Number of Units** (000s)*		***Amount***
Balance, December 31, 2002	39,240	$	317,734
Units issued pursuant to acquisition - Elk Point	10,517		95,970
Units issued pursuant to equity offerings, net of costs	16,331		158,591
Units issued pursuant to private placement, net of costs	307		2,625
Units issued on conversion of debentures	2,251		21,920
Issued for employee savings plan	79		854
Distribution reinvestment plan	99		1,076
Exercise of unit options	6		50
Balance, September 30, 2003	68,830	$	598,820

In conjunction with the acquisition of the Natural Gas Alberta Properties (Note 2b), the Trust issued 6.6 million units for $10.95 per unit for net proceeds of $68.6 million. The equity financing closed July 22, 2003.

b) Exchangeable Shares	***Number of Units** (000s)*		***Amount***
Balance, September 30, 2003	705	$	8,566

During the second quarter, all outstanding preferred shares were converted into exchangeable shares of Acclaim Energy Inc., a subsidiary of the Trust. Each exchangeable share is exchangeable into units on a one-for-one basis (subject to adjustments for distributions) with 476,856 exchangeable immediately and 228,181 convertible as to one third on each October 1, 2003, 2004 and 2005.

c) Convertible Debentures	***Number of Units Available on Conversion** (000s)*		***Amount***
Balance, December 31, 2002	4,530	$	42,363
Issue costs			(288)
Converted to units during the period	(2,251)		(21,920)
Balance, September 30, 2003	2,279	$	20,155

d) Unit Based Compensation Plan	***Number of Options** (000s)*		***Average Exercise Price***
Balance, December 31, 2002	2,058	$	9.85
Granted	1,536		10.25
Exercised	(6)		7.63
Cancelled	(106)		9.80
Balance, September 30, 2003	3,482	$	10.03

During the nine month period, Acclaim recorded a stock compensation expense totaling $644 thousand related to the employee incentive stock option plan.

Notes to Consolidated Financial Statements

Unaudited, all tabular amounts, except per unit, expressed in $000s

4. DISTRIBUTIONS TO UNITHOLDERS AND DEBENTURE HOLDERS

The following distributions have been made to unitholders:

Record Date	Payment Date	$/Unit	Distribution
Distributions on issued units			
October 31, 2002	November 20, 2002	0.163	$ 6,324
November 30, 2002	December 20, 2002	0.163	6,325
December 31, 2002	January 20, 2003	0.163	6,376
		0.488	19,025
January 31, 2003	February 20, 2003	0.163	8,109
February 28, 2003	March 20, 2003	0.163	8,149
March 31, 2003	April 20, 2003	0.163	8,173
		0.488	24,431
April 30, 2003	May 20, 2003	0.163	8,186
May 31, 2003	June 20, 2003	0.163	9,779
June 30, 2003	July 20, 2003	0.163	9,791
		0.488	27,756
July 31, 2003	August 20, 2003	0.163	10,898
August 31, 2003	September 20, 2003	0.163	11,148
September 30, 2003	October 20, 2003	0.163	11,185
		0.488	33,231
Accumulated distributions on units		1.95	104,443
Distributions (interest) on convertible debentures			
December 31, 2002	June 30, 2003	-	188
March 31, 2003	June 30, 2003	-	1,172
June 30, 2003	June 30, 2003	-	1,153
September 30, 2003	June 30, 2004	-	1,085
Accumulated distributions (interest) on convertible debentures			3,598
Accumulated distributions		1.95	$ 108,041

5. DEFERRED REVENUE

In November 1998, a predecessor company to Ketch Energy sold natural gas call options for the six year period from November 1999 to October 2005 on 3,000 gigajoules ("GJ") per day with a strike price of $2.80 per GJ. Ketch Energy received a discounted premium of $0.168 per GJ for total proceeds of $1.1 million in November 1999. The premium is being recognized as petroleum and natural gas revenue over the term of the contract, with the balance recognized as interest expense.

6. HEDGING

The following hedge commitments have been put in place as noted below:

2003 Commodity Contracts	Q4
Natural Gas	
Fixed price *(GJ/d)*	2,667
Average price *($/GJ)*	$5.06
Collars *(GJ/d)*	27,333
Average floor price	$5.21
Average ceiling price	$8.65
Call options	4,000
Average call option price	$3.38
Crude Oil	
Fixed price *(bbls/d)*	833
Average price *(US$)*	$28.68
Collars *(bbls/d)*	4,000
Average floor price *(US$)*	$24.00
Average ceiling price *(US$)*	$29.73

Notes to Consolidated Financial Statements

Unaudited, all tabular amounts, except per unit, expressed in $000s

2004 Commodity Contracts

Daily Quantity	Contract Price	Index	Term
Natural Gas - Collars			
5,000 GJ	CDN$5.00 - 10.00	AECO	November 1, 2003-March 31,2004
5,000 GJ	CDN$5.00 - 11.00	AECO	November 1, 2003-March 31,2004
5,000 GJ	CDN$5.60 - 10.00	AECO	November 1, 2003-March 31,2004
5,000 GJ	CDN$5.75 - 8.00	AECO	November 1, 2003-March 31,2004
5,000 GJ	CDN$5.00 - 6.50	AECO	April 1, 2004-October 31, 2004
5,000 GJ	CDN$5.00 - 7.00	AECO	April 1, 2004-October 31, 2004
5,000 GJ	CDN$5.00 - 7.00	AECO	April 1, 2004-October 31, 2004
3,000 GJ	CDN$5.00 - 6.41	AECO	April 1, 2004-October 31, 2004
3,000 GJ	CDN$5.00 - 6.50	AECO	April 1, 2004-October 31, 2004
5,000 GJ	CDN$5.00 - 7.80	AECO	November 1, 2004-March 31, 2005
Natural Gas - Three Way Contracts			
5,000 GJ	CDN$5.00 - 6.00 - 8.00	AECO	November 1, 2003-March 31,2004
5,000 GJ	CDN$3.75 - 5.00 - 7.00	AECO	April 1, 2004-June 30,2004
Crude Oil - Collars			
500 bbls	US$24.00 - 29.15	WTI	January 1, 2004-March 31, 2004
500 bbls	US$22.00 - 28.20	WTI	January 1, 2004-June 30, 2004
500 bbls	US$24.00 - 28.56	WTI	January 1, 2004-March 31, 2004
1,000 bbls	US$24.00 - 28.57	WTI	April 1, 2004-June 30, 2004
1,000 bbls	US$23.00 - 28.05	WTI	October 1, 2004-December 31, 2004
1,000 bbls (heavy oil differential)	US$6.00 - 12.00	WTI	July 1, 2003-June 30, 2004
1,000 bbls	US$24.00 - 27.00	WTI	July 1, 2004-September 30, 2004
Crude Oil - Three Way Contracts			
1,000 bbls	US$20.00 - 24.00 - 30.20	WTI	January 1, 2004-June 30, 2004
500 bbls	US$25.00 - 28.00 - 32.50	WTI	January 1, 2004-March 31, 2004
500 bbls	US$21.00 - 24.50 - 30.15	WTI	January 1, 2004-June 30, 2004
1,000 bbls	US$21.00 - 25.00 - 29.45	WTI	January 1, 2004-December 31, 2004
1,000 bbls	US$21.25 - 24.50 - 29.95	WTI	July 1, 2004-December 31, 2004
1,000 bbls	US$21.50 - 24.50 - 29.25	WTI	July 1, 2004-December 31, 2004
Crude Oil - Fixed			
500 bbls	US$27.00	WTI	January 1, 2004-March 31, 2004

7. INCOME TAXES

During the second quarter, Acclaim recorded a future income tax recovery of $24.2 million due to substantively enacted changes in federal and Alberta provincial income tax rates. The changes to be enacted over the next five years reduce the applicable rate on resource income from 28 percent to 21 percent, allows for the deduction of crown royalties and eliminates the deduction for resource allowance.

8. COMMITMENTS AND GUARANTEES

In addition to hedging commitments, the Trust has various commitments and guarantees in the normal course of business, none of which, in management's view, are significant.

9. SUBSEQUENT EVENTS

On October 27, 2003, Acclaim announced the closing of a bought deal equity financing. At closing, a total of 4.3 million Trust units were issued at a price of $11.00 per Trust unit to raise gross proceeds of $46.8 million.

On November 7, 2003, Acclaim's credit facility was increased to $300 million, including a $285 million revolving facility and a $15 million operating facility.

Corporate Information

DIRECTORS

Jack C. Lee, B.A., B. Comm. [1,2,3]
Chairman of the Board of Directors

J. Paul Charron, CA
President & Chief Executive Officer

Robert G. Brawn, B. Sc., P. Eng. [1,4]
Director

Noel A. Cleland , P. Eng. [3,4]
Director

W. Peter Comber, CA [1,2]
Director

Grant B. Fagerheim [3,4]
Director

Frank W. King, O.C., LID, B. Sc., P. Eng. [1]
Director

R. Carl Smith [2,4]
Director

[1] Member of Corporate Governance Committee
[2] Member of Audit Committee
[3] Member of Reserves Committee
[4] Member of Compensation Committee

INVESTOR RELATIONS

Kerklan (Kerk) Hilton, B.A.C.
Manager, Investor Relations
Direct: (403) 539-6343
Investor Toll Free: 1-877-539-6300

AUDITORS

Deloitte & Touche LLP
Chartered Accountants
Calgary, Alberta

BANKERS

The Toronto-Dominion Bank
Canadian Imperial Bank of Commerce
Bank of Montreal
Alberta Treasury Branches
BNP Paribas (Canada)
The Bank of Nova Scotia
Union Bank of California, NA

ENGINEERING CONSULTANTS

Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta

STOCK EXCHANGE LISTING

Toronto Stock Exchange trading symbol AE.UN
Debenture listing AE.DB

HEAD OFFICE

1900, 255 - 5th Avenue SW
Calgary, Alberta
Canada T2P 3G6
Telephone (403) 539-6300
Facsimile (403) 539-6499
Email: info@acclaimtrust.com
Website: www.acclaimtrust.com


ACCLAIM
Energy Trust

ADVISORY: Certain information regarding Acclaim, including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital funds from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

ACCLAIM ENERGY INC.

The attached financials of Acclaim Energy Trust (AET) disclose the obligations and financial position of Acclaim Energy Inc. (AEI). Unitholders of AET own 100% of the shares of AEI.

Debt due by AEI to its' parent AET is not disclosed as it is eliminated on the consolidation of the entities. This inter-company debt is subordinated to the AEI Debenture holders.



ACCLAIM Energy Trust

1

Interim Report to Unitholders

Acclaim Energy Trust is pleased to announce the results for the first quarter of 2003. During the quarter, Acclaim continued to execute on its strategy of disciplined growth of reserves, production and cash flow while prudently managing its balance sheet.

Acclaim's first quarter featured numerous highlights:

- *On January 28, 2003 Acclaim closed the acquisition of Elk Point Resources Inc. ("Elk Point") for approximately $174 million which was accretive on a per unit basis to cash flow, reserves, production and net asset value.*
- *Average quarterly production increased to 18,200 boe/d including natural gas sales of 55.2 mmcf/d and crude oil and natural gas liquids production of 8,996 bbls/d, an increase of 21 percent over the fourth quarter of 2002.*
- *Cash flow increased by 66 percent to $35.2 million as compared to $21.2 million during the fourth quarter 2002.*
- *Distributions paid during the first quarter totaled $24.4 million or $0.195 per unit. Acclaim retained $10.8 million or $0.105 per unit to fund capital expenditures and reduce bank debt. This represents a payout ratio of 65 percent on a per unit basis.*
- *Acclaim completed an active development program in the first quarter, incurring $8.8 million in development drilling, well recompletions and facility enhancements while drilling 14 gross wells (9.3 net) with a 100 percent success rate.*
- *Subsequent to quarter end, on May 5, 2003, Acclaim announced a $141 million acquisition of long-life light oil and natural gas properties in west central Alberta.*

The strength of these achievements and financial results further position Acclaim to generate internal growth, increase operating efficiencies and provides the ability to consider additional growth opportunities as they arise.

Financial Summary

	Three Months Ended March 31 [1]		
($000s except per unit amounts)	***2003***	***2002***	***% Change***
Petroleum and natural gas sales	**64,022**	28,202	127
Cash flow from operations	**35,177**	15,023	134
Per unit - basic	**0.30**	0.31	(3)
Per unit - diluted	**0.30**	0.31	(3)
Net income	**7,189**	26	-
Per unit - basic	**0.06**	-	-
Per unit - diluted	**0.06**	-	-
Distributions	**24,431**	-	-
Per unit	**0.195**	-	-
Capital expenditures	**10,527**	18,842	(44)
Bank debt	**149,447**	131,369	14
Working capital deficiency	**14,940**	7,378	102
Trust units outstanding			
Basic [2]	**125,735**	48,099	161
Assuming full dilution [2,3]	**144,412**	52,075	177
Weighted average trust units outstanding			
Basic [2]	**116,696**	48,093	143
Diluted [2]	**116,965**	48,578	141

[1] *The business combination of Acclaim and Ketch Energy Ltd. ("Ketch Energy") which occurred on October 1, 2002 was accounted for as a reverse takeover of Acclaim by Ketch Energy. Accordingly, these consolidated financial statements include the results of operations and cash flows of the combined Trust for the three months ended March 31, 2003, but the comparative figures for the prior year are the results of operations and cash flows of Ketch Energy only.*

[2] *Comparable units for March 31, 2002 are based on the conversion ratio of 1.15 units for each Ketch Energy share then outstanding.*

[3] *Diluted units assume conversion of convertible debentures at $3.90 per Acclaim unit, the exchange of the preferred shares and the exercise of all outstanding options.*

Acclaim Energy Trust

Operational Summary

	Three Months Ended March 31		
	2003	**2002**	**% Change**
Average daily production			
Natural gas *(mcf/d)*	55,225	46,216	19
Crude oil *(bbls/d)*	7,266	3,190	128
Natural gas liquids *(bbls/d)*	1,730	1,454	19
Oil equivalent *(boe/d)*	18,200	12,347	47
Average selling price			
Natural gas *($/mcf)*			
Before hedging	7.32	2.96	147
After hedging	6.79	4.36	56
Crude oil *($/bbl)*			
Before hedging	42.79	29.69	44
After hedging	38.15	27.13	41
Natural gas liquids *($/bbl)*	34.14	17.39	96
Oil equivalent *($/bbl)*			
Before hedging	42.54	20.78	105
After hedging	39.09	25.38	54

Message to Unitholders

The first quarter of 2003 represented the second full quarter of financial and operating results since the combination of Acclaim and Ketch Energy on October 1, 2002. The quarter was highlighted by the closing of the acquisition of Elk Point Resources Inc. and strong financial and operating results. Subsequent to the quarter end, Acclaim announced a significant property acquisition and related financing.

ACQUISITION OF ELK POINT RESOURCES INC.

On January 28, 2003, Acclaim closed the previously announced acquisition of Elk Point. The transaction was valued at approximately $174 million. The production and reserve acquisition costs for light oil and natural gas were very attractive at $25,900 per boe/d, $8.75 per boe for established reserves and $10.00 per boe for proven reserves. The acquisition was accretive on a per unit basis to cash flow, reserves, production and net asset value and was an exceptional property fit in central and northern Alberta. Acclaim's natural gas weighting increased to 53 percent with this transaction.

WEST CENTRAL ACQUISITION

Subsequent to quarter end, on May 5, 2003, Acclaim announced it had entered into an agreement to acquire a package of long-life, high quality light oil and natural gas producing properties in west central Alberta for approximately $141 million. The acquisition is expected to close mid to late June, with an effective date of April 1, 2003.

The assets include unit and non-unit interests in the Willesden Green, Gilby West and Gilby East areas of west central Alberta. These properties are highly concentrated, 90 percent operated and adjacent to Acclaim's existing properties in its western region. The acquisition also includes working interests in the Willesden Green and Gilby West gas plants and 100 percent ownership and operatorship of several oil batteries in the area. Current production from the assets is approximately 3,550 boe/d, including 9.9 mmcf/d of natural gas and 1,900 bbls/d of light oil and natural gas liquids. This will increase Acclaim's overall production to approximately 23,000 boe/d. The parameters for this acquisition were also very attractive at $9.25 per boe for established reserves, $10.32 for proven reserves and $37,950 per flowing barrel of oil equivalent.

Message to Unitholders

Acclaim's acquisition strategy is focused on acquiring high quality, long-life assets with significant development potential. The acquired assets are characterized by high netbacks and include an exceptionally long reserve life of 10.1 years on a proven basis and 11.3 years on an established basis.

In connection with this transaction, Acclaim entered into an agreement with a syndicate of underwriters, led by CIBC World Markets Inc., to sell 19.25 million Trust Units at $3.90 each to raise gross proceeds of $75.075 million on a bought deal basis. Acclaim also granted the underwriters an Underwriter's Option and a further Over-allotment Option to purchase up to an additional 5.101 million Trust Units at the same offering price. The Underwriter's Option and the Over-allotment Option were both fully exercised and the total gross proceeds of the issue, which closed May 23, 2003, were $94.970 million.

Net proceeds of the financing were used temporarily to reduce bank indebtedness and ultimately to pay a portion of the purchase price of the acquisition and to continue with Acclaim's business strategy of acquiring long-life reserves and exploiting its asset base.

FINANCIAL AND OPERATING RESULTS

Production increases associated with the Elk Point acquisition in conjunction with exceptional commodity prices provided strong financial and operating results for the first quarter of 2003 and significant quarter over quarter growth.

Petroleum and natural gas revenue totaled $64.0 million for the three months ended March 31, 2003, as compared to $28.2 million reported for the corresponding period in 2002. Compared to the fourth quarter 2002, quarterly revenue increased 54 percent from $41.6 million due to production gains of 21 percent and a 31 percent increase in the average price received per boe of $39.09 compared to $29.95/boe in the fourth quarter of 2002.

Cash flow from operations totaled $35.2 million, or $0.30 per unit, representing a 134 percent increase from the $15.0 million reported for the same period in 2002. Cash flow during the quarter was 66 percent higher than the $21.2 million or $0.22 per unit reported for the fourth quarter 2002.

Net income for the three months ended March 31, 2003 increased to $7.2 million or $0.06 per unit more than four times net income reported in the fourth quarter of 2002.

Production of crude oil and natural gas liquids for the three months ended March 31, 2003 averaged 8,996 bbls/d compared to 7,742 bbls/d for the fourth quarter in 2002. Natural gas production increased 25 percent to 55.2 mmcf/d from 44.1 mmcf/d in the fourth quarter 2002. The increase in volumes is directly attributable to the acquisition of Elk Point effective January 28, 2003. The acquisition improved Acclaim's natural gas weighting to 53 percent.

During the first quarter of 2003, Acclaim was very active, recompleting 5 wells and participating in the drilling of 14 wells (9.3 net), resulting in 12 oil wells (9.0 net), 2 natural gas wells (0.3 net) and no dry holes. This program targeted oil primarily in west central and south east Saskatchewan and natural gas in west central and northern Alberta.

CASH DISTRIBUTIONS

Cash distributions to unitholders during the first three months of 2003 totaled $24.4 million or $0.195/unit. Due primarily to strong commodity prices, distributions during the first quarter represented only 69 percent of cash flow from operations, with the $10.8 million excess being utilized to fund the Trusts' capital expenditure program and reduce bank debt. The cash on cash yield of distributing $0.065 per Trust unit based on a market price of $4.13/unit, is 18.8 percent. Acclaim continues to forecast that 100 percent of its distributions in 2003 will be tax deferred. Acclaim's hedging program, combined with current forward market prices are expected to allow the Trust to maintain distributions at the current level for the balance of the year.

Message to Unitholders

PRICE RISK MANAGEMENT

Acclaim's hedging program is designed to reduce risk and provide long-term stable cash distributions to unitholders. For the balance of 2003, the existing positions will provide floors for approximately 50 percent of both natural gas and crude oil production at an average net price of Cdn. $5.08/mcf and U.S. WTI $23.90/bbl respectively. For 2004, Acclaim has recently obtained floors for 21,000 GJ/d of its natural gas production through April 2004, at an average net price of Cdn. $5.55/mcf through a series of collars. Downside protection for 2,500 bbls/d of its crude oil for 2004 has also been obtained through a series of collars which will provide an average floor price of U.S. WTI $24.37/bbl. Acclaim will continue to obtain price protection for both natural gas and crude oil for up to 50 to 75 percent of its production for 2003 and 2004, as market opportunities arise.

OUTLOOK

Acclaim will continue to pursue a consistent corporate strategy focused on stable and balanced growth through the exploitation of its asset base and the acquisition of long-life, quality assets. This strategy has improved Acclaim's market position significantly over the past six months through increased established reserves, production and reserve life.

The west central Alberta property acquisition announced May 5, 2003 is scheduled to close in mid to late June and will be integrated immediately with the balance of our assets. This acquisition, in conjunction with the Elk Point transaction which closed at the end of January 2003, will result in an increase in production during the first six months of 2003 of more than 50 percent. In order to further enhance our strategy for growth and increase operating efficiencies, a component of asset rationalization is contemplated. To that end, we are currently reviewing our asset base with a view to preparing a package of non-core properties for potential disposition in the third quarter of 2003.

Commodity prices in the first quarter of 2003 were strong, which has provided even greater support for the transactions which Acclaim has completed. While prices may soften in the short term, Acclaim has positioned itself with a balanced portfolio of crude oil and natural gas and has provided downside price protection to reduce exposure to volatility in commodity prices. The objective is to maintain a financially strong Trust, which can grow and yet provide consistent distributions to unitholders which are expected to be 100 percent tax deferred into 2004.

With our balanced portfolio of natural gas and light oil production and out strong balance sheet, we believe we can continue to grow Acclaim for the benefit of unitholders and look forward to reporting our progress during the next quarter.

On behalf of the Board of Directors:

Robert G. Brawn
Chairman
May 27, 2003

J. Paul Charron
President and Chief Executive Officer

Management's Discussion & Analysis

Management's Discussion and Analysis ("MD&A") should be read in conjunction with the Interim Unaudited Financial Statements and notes thereto of Ketch Energy Ltd. ("Ketch Energy") for the three months ended March 31, 2002 and the Audited Consolidated Financial Statements of Acclaim Energy Trust and MD&A for the year ended December 31, 2002. The business combination of Acclaim and Ketch Energy Ltd. ("Ketch Energy"), which occurred on October 1, 2002 was accounted for as a reverse takeover of Acclaim by Ketch Energy. Accordingly, these consolidated financial statements include the results of operations and cash flows of the combined Trust for the three months ended March 31, 2003, but the comparative figures for the prior year are the results of operations and cash flows of Ketch Energy only. This discussion provides Management's analysis of Acclaim's historical financial and operating results and provides estimates of Acclaim's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. The reader must also be aware that historical results are not necessarily indicative of future performance.

ACQUISITION OF ELK POINT RESOURCES INC.

On January 28, 2003, pursuant to a plan of arrangement, Acclaim Energy Trust ("Acclaim" or the "Company") acquired all the issued and outstanding shares of Elk Point Resources Inc. ("Elk Point"). The transaction, including bank debt, was valued at approximately $174 million. To fund the transaction, Acclaim paid $10.9 million in cash and issued approximately 26.3 million trust units for all the issued and outstanding common shares of Elk Point.

CAPITAL EXPENDITURES

During the three months ended March 31, 2003, Acclaim participated in the drilling of 14 wells (9.3 net) with 100 percent success resulting in 12 oil wells (9.0 net) and 2 natural gas wells (0.3 net).

	Three Months Ended March 31	
***Capital expenditures** (\$000s)*	***2003***	***2002***
Property acquisitions	**$ 1,721**	$ -
Land	**-**	1,909
Geological and geophysical	**499**	2,694
Drilling	**6,429**	8,312
Production equipment and facilities	**1,878**	5,457
Capitalized G&A	**-**	470
Total capital expenditures	**$ 10,527**	$ 18,842

REVENUE

Gross revenue totaled $69.7 million during the quarter as compared to $23.1 million for the same period in 2002 due to significant increases in both production and commodity prices. Included in petroleum and natural gas sales are $5.7 million of commodity hedging losses (2002 - gain $5.1 million).

Natural gas sales averaged 55.2 mmcf/d, 19 percent higher than the 46.2 mmcf/d reported for the first quarter 2002. Crude oil and liquids production increased 94 percent to 8,996 bbls/d from 4,644 bbls/d reported in the prior year. The increase is directly attributable to the combination of Acclaim and Ketch Energy on October 1, 2002 and the Elk Point acquisition which closed January 28, 2003.

	Three Months Ended March 31	
***Revenue analysis** (\$000s)*	***2003***	***2002***
Crude oil and natural gas liquids	**$ 33,296**	$ 10,800
Natural gas	**36,385**	12,295
Hedging gain (loss)	**(5,659)**	5,107
Petroleum and natural gas sales	**64,022**	28,202
Crown royalties	**(12,267)**	(2,802)
Other royalties	**(3,426)**	(2,919)
Alberta Royalty Tax Credit	**183**	500
	$ 48,512	$ 22,981

Acclaim's natural gas price averaged $7.32/mcf for the three months ended March 31, 2003, an increase of 147 percent from $2.96/mcf reported for the equivalent period in 2002. Crude oil prices averaged $42.79/bbl as compared to $29.69/bbl a year earlier. Expectations are for commodity prices to remain strong throughout the remainder of the year.

	Three Months Ended March 31	
***Operating netbacks per unit of production** (\$/boe)*	***2003***	***2002***
Sale price	**$ 39.09**	$ 25.38
Less:		
Royalties	**9.47**	4.70
Operating costs	**5.50**	4.63
Operating netback	**$ 24.12**	$ 16.05

ROYALTIES

Royalties for the three months ended March 31, 2003 averaged $9.47/boe or 24 percent of Acclaim's total petroleum and natural gas sales. This compares to $4.70/boe or 18.5 percent of total gross sales reported for the same period in 2002. Excluding hedging gains and losses, royalties as a percentage of sales approximates 22 percent in each of these periods.

OPERATING COSTS

For the three months ended March 31, 2003, operating costs totaled $9.0 million compared to $5.1 million during the same period a year earlier. On a unit of production basis, operating costs averaged $5.50/boe compared to $4.63/boe for the prior year. Operating costs associated with the original Acclaim properties and Elk Point assets are higher than those of the Ketch Energy properties, therefore resulting in an increase on a quarter over quarter basis. Acclaim continues to focus efforts on operational efficiencies which will optimize production and reduce operating costs in total and on a unit-of-production basis.

INTEREST EXPENSE

Interest expense increased to $1.9 million from $1.6 million a year earlier. Average debt levels increased quarter over quarter, reflecting the combination of Ketch Energy and Acclaim on October 1, 2002 and the acquisition of Elk Point.

Interest rates continue to favor producers, with average rates during the quarter of approximately 4.6 percent to Acclaim. These rates are not expected to increase substantially in the short term.

INCOME TAXES

Including the acquisition of Elk Point, Acclaim has accumulated tax pools of approximately $330 million. Acclaim estimates that all distributions in 2003, based on the current commodity price environment and estimated financial results for the year, will be tax deferred and treated as a return of capital.

CASH FLOW AND EARNINGS

Cash flow from operations totaled $35.2 million or $0.30 per unit, representing a 134 percent increase from the $15.0 million reported for the same period in 2002 reflecting the impact of both production and commodity price increases.

Net income for the three months ended March 31, 2003 totaled $7.2 million or $0.06 per unit, compared to $26,000 reported for the first quarter of 2002.

LIQUIDITY AND CAPITAL RESOURCES

Acclaim has an extendible revolving term credit facility with a syndicate of financial institutions in the amount of $195 million including a $180 million revolving facility and a $15 million operating facility. Available borrowings are limited by a borrowing base, most recently established with the $141 million acquisition of assets in central Alberta, based on the value of petroleum and natural gas assets as determined by the lenders. Upon closing of the transaction in mid to late June 2003, the facility will increase to $270 million, including a $255 million revolving facility and a $15 million operating facility. The loan is reviewed annually and may be extended at the option of the lender for an additional 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. The loan has therefore been classified as long-term on the balance sheet.

At March 31, 2003, $149.4 million was drawn under the facility. Working capital liquidity is maintained by drawing from and repaying the unutilized credit facilities as needed. At March 31, 2003, Acclaim had a working capital deficiency of $14.9 million.

As at March 31, 2003 Acclaim had issued capital of 125.7 million units. Approximately 26.3 million units were issued during the first quarter on the acquisition of Elk Point.

Consolidated Balance Sheets

($000s)	March 31, 2003	December 31, 2002
ASSETS	(unaudited)	
Current assets		
Accounts receivable	$ 56,685	$ 36,701
Prepaid expenses	8,508	7,598
	65,193	44,299
Deferred charge	268	386
Property, plant and equipment	868,865	688,338
Accumulated depletion and depreciation	(146,326)	(125,790)
	722,539	562,548
Goodwill	70,539	51,178
	$ 858,539	$ 658,411
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 68,067	$ 45,926
Distributions payable	8,173	6,376
Debenture payable	2,401	3,225
Current portion of obligation under capital lease	1,492	1,275
Bank debt *(Note 7)*	-	73,355
	80,133	130,157
Bank debt *(Note 7)*	149,447	-
Hedging and capital lease obligations	3,558	3,806
Deferred revenue	563	612
Future income taxes	158,369	143,339
Future site restoration and abandonment	15,008	8,738
	407,078	286,652
UNITHOLDERS' EQUITY		
Capital *(Note 3)*	418,675	317,734
Convertible preferred shares *(Note 3)*	8,566	8,566
Convertible debentures *(Note 3)*	39,538	42,363
Accumulated earnings	29,498	22,309
Accumulated distributions *(Note 4)*	(44,816)	(19,213)
	451,461	371,759
	$ 858,539	$ 658,411

Subsequent event (Note 7).

See accompanying notes to consolidated financial statements.

Consolidated Statements of Earnings and Accumulated Earnings (Note 1)

($000s except per unit amounts, unaudited)	Three Months Ended March 31	
	2003	2002
REVENUE		
Petroleum and natural gas sales	$ 64,022	$ 28,202
Royalties (net of ARTC)	(15,510)	(5,221)
	48,512	22,981
EXPENSES		
Operating	9,006	5,142
General and administrative	1,880	815
Interest	1,920	1,646
Depletion, depreciation and amortization	20,653	14,696
Provision for site restoration	1,425	500
	34,884	22,799
Earnings before taxes	13,628	182
Provision for capital taxes	529	355
Provision for (recovery of) future income taxes	5,910	(199)
NET EARNINGS	7,189	26
Accumulated earnings, beginning of period	22,309	25,447
Accumulated earnings, end of period	$ 29,498	$ 25,473
Net earnings per unit		
Basic	$ 0.06	$ -
Diluted	$ 0.06	$ -
Weighted average units outstanding		
Basic	116,696	48,093
Diluted	116,965	48,578

See accompanying notes to consolidated financial statements.

Acclaim Energy Trust

Consolidated Statements of Cash Flows (Note 1)

($000s except per unit amounts, unaudited)	*Three Months Ended March 31*	
	2003	***2002***
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:		
OPERATING ACTIVITIES		
Net earnings	**$ 7,189**	$ 26
Adjustments for:		
Depletion, depletion and amortization	**20,653**	14,696
Provision for site restoration	**1,425**	500
Provision for (recovery of) future income taxes	**5,910**	(199)
Cash flows from operations	**35,177**	15,023
Changes in non-cash operating working capital	**(376)**	3,495
Cash flows provided by operating activities	**34,801**	18,518
FINANCING ACTIVITIES		
Proceeds from bank debt	**17,635**	3,296
Repayment of debentures	**(824)**	-
Proceeds from issuance of units and shares, net of issue costs	**2,254**	(6)
Reduction of hedging, capital lease obligations and deferred revenue	**(1,301)**	(288)
Distribution to unitholders	**(23,806)**	-
Other	**(110)**	-
Cash flows provided by (used in) financing activities	**(6,152)**	3,002
INVESTING ACTIVITIES		
Petroleum and natural gas property expenditures	**(10,527)**	(18,842)
Acquisition of subsidiary *(Note 2)*	**(20,444)**	-
Changes in non-cash investing working capital	**2,322**	(2,678)
Cash used in investing activities	**(28,649)**	(21,520)
Cash, beginning and end of period	**$ -**	$ -
The Trust paid the following cash amounts:		
Interest	**$ 395**	$ 1,646
Capital taxes	**$ 259**	$ 355

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Unaudited, all tabular amounts, except per unit, expressed in $000s

1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Acclaim Energy Trust ("Acclaim") have been prepared by management following the same accounting policies and methods that were used in and disclosed in the audited annual consolidated financial statements for the year ended December 31, 2002. Certain information and footnote disclosure normally included in the audited annual consolidated financial statements has been condensed or omitted. These interim financial statements should be read in conjunction with the most recent audited annual consolidated financial statements.

The business combination of Acclaim and Ketch Energy Ltd. ("Ketch Energy") which occurred on October 1, 2002 was accounted for as a reverse takeover of Acclaim by Ketch Energy. Accordingly, these consolidated financial statements include the results of operations and cash flows of the combined Trust for the three months ended March 31, 2003, but the comparative figures for the prior year are the results of operations and cash flows of Ketch Energy only.

All numbers of shares of Ketch Energy up to the business combination on October 1, 2002 have been restated using the exchange ratio of 1.15 Ketch Energy shares for each Acclaim unit.

2. ACQUISITION OF ELK POINT RESOURCES INC.

On January 28, 2003 the Trust completed the acquisition of Elk Point Resources Inc. ("Elk Point"). The acquisition was accounted for by the purchase method of accounting. An estimate of the allocation to the fair value of the assets is as follows:

Allocation of purchase price:		
Net working capital	$	853
Petroleum and natural gas properties		170,000
Goodwill		19,361
Future income taxes		(9,119)
Bank debt		(58,457)
Hedging and lease obligation		(1,378)
Provision for future site restoration		(4,846)
	$	116,414
Consideration was comprised of:		
Issuance of 26,293 units *(Note 3)*	$	95,970
Cash		10,890
Transaction costs		9,554
	$	116,414

Concurrent with the acquisition of Elk Point, the credit facility with the syndicate of banks was increased to an aggregate of $195 million from an aggregate of $150 million. As stated in Note 7 the credit facility will be further increased to $270 million in conjunction with the closing of the West Central Alberta acquisition.

3. CAPITAL

a) Trust Units	***Number of Units** (000s)*		***Amount***
Balance, December 31, 2002	98,099	$	317,734
Units issued pursuant to acquisition - Elk Point	26,293		95,970
Units issued pursuant to private placement, net of costs	548		1,941
Units issued on conversion of debentures	697		2,717
Exercise of unit options	16		50
Issued for employee savings plan	82		263
Balance, March 31, 2003	125,735	$	418,675

b) Convertible Preferred Shares	***Number of Units** (000s)*		***Amount***
Balance, March 31, 2003	1,763	$	8,566

Notes to Consolidated Financial Statements

Unaudited, all tabular amounts, except per unit, expressed in $000s

c) Convertible Debentures	Number of Units Available on Conversion (000s)		Amount
Balance, December 31, 2002	11,324	$	42,363
Issue costs	-		(108)
Converted to units during the period	(697)		(2,717)
Balance, March 31, 2003	10,627	$	39,538

d) Unit Based Compensation Plan	Weighted Number of Options (000s)		Average Exercise Price
Balance, December 31, 2002	5,146	$	3.94
Granted	1,157		4.05
Exercised	(16)		3.11
Balance, March 31, 2003	6,287	$	3.96

Had the fair value method been used to account for its unit based compensation plan, the impact of options granted on the Trust's proforma net earnings would have been negligible.

4. DISTRIBUTIONS TO UNITHOLDERS

The following distributions have been made to unitholders:

Record Date	Payment Date	$/Unit		Distribution
Distributions on issued units				
October 31, 2002	November 20, 2002	0.065	$	6,324
November 30, 2002	December 20, 2002	0.065		6,325
December 31, 2002	January 20, 2003	0.065		6,376
		0.195		19,025
January 31, 2003	February 20, 2003	0.065		8,109
February 28, 2003	March 20, 2003	0.065		8,149
March 31, 2003	April 20, 2003	0.065		8,173
		0.195		24,431
Accumulated distributions on units				43,456
Distributions (interest) on convertible debentures				
December 31, 2002	June 30, 2003	-		188
March 31, 2003	June 30, 2003	-		1,172
Accumulated distributions (interest) on convertible debentures				1,360
Accumulated distributions			$	44,816

Notes to Consolidated Financial Statements

Unaudited, all tabular amounts, except per unit, expressed in $000s

5. HEDGING

The following hedge commitments have been put in place as noted below:

2003 Commodity Contracts	*Q2*	*Q3*	*Q4*
Natural Gas			
Fixed price *(GJ/d)*	8,000	8,000	2,667
Average price	$5.06	$5.06	$5.06
Collars *(GJ/d)*	22,000	22,000	17,333
Average floor price	$4.50	$4.50	$4.97
Average ceiling price	$6.28	$6.28	$8.98
Call options	8,000	8,000	4,667
Average call option price	$4.69	$4.69	$4.69
Crude Oil			
Fixed price *(bbls/d)*	433	500	500
Average price *(US$)*	$28.79	$28.25	$28.08
Collars *(bbls/d)*	4,000	4,000	4,000
Average floor price	$23.75	$24.00	$24.00
Average ceiling price	$28.98	$29.73	$29.73

2004 Commodity Contracts			
Daily Quantity	***Contract Price***	***Index***	***Term***
Natural Gas - Collars			
5,000 GJ	CDN$5.00 - 10.00	AECO	November 2002-April 2004
5,000 GJ	CDN$5.00 - 11.00	AECO	November 2002-April 2004
5,000 GJ	CDN$5.60 - 10.00	AECO	November 2003-April 2004
5,000 GJ	CDN$6.00 - 12.00	AECO	November 2003-April 2004
Crude Oil - Collars			
500 bbls	US$22.00 - 28.20	WTI	January 2004-June 2004
Crude Oil - Three Way Contracts			
1,000 bbls	US$20.00 - 24.00 - 30.20	WTI	January 2004-July 2004
500 bbls	US$21.00 - 24.50 - 30.15	WTI	January 2004-July 2004
1,000 bbls	US$21.00 - 25.00 - 29.45	WTI	January 2004-December 2004
1,000 bbls	US$21.25 - 24.50 - 29.95	WTI	July 2004-December 2004

6. COMMITMENTS AND GUARANTEES

In addition to hedging commitments, the Trust has various commitments and guarantees in the normal course of business, none of which, in management's view, are significant.

7. SUBSEQUENT EVENTS

On May 5, 2003 Acclaim announced that it had entered into an agreement to purchase certain oil and gas assets in west central Alberta for approximately $141 million. The acquisition is expected to close mid to late June with an effective date of April 1, 2003. Completion of the transaction is subject to customary regulatory and other conditions, including rights of first refusal on less that 10 percent of the lands.

In conjunction with the transaction, Acclaim entered into a bought deal financing to sell 24.3 million Trust Units at $3.90 each to raise net proceeds of $90.2 million. In addition, Acclaim's existing credit facility will be amended and increased to $270 million, including a $255 million revolving facility and a $15 million operating facility. Pursuant to the terms of the facility, Acclaim may extend the revolving period for a further 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. Therefore, the credit facility has been classified as long-term on the balance sheet.

Corporate Information

DIRECTORS

Robert G. Brawn, B. Sc., P. Eng. [1,2,4]
Chairman of the Board of Directors

Jack C. Lee, B.A., B. Comm. [2,3,4]
Vice Chairman of the Board of Directors

J. Paul Charron, CA
President & Chief Executive Officer

Noel A. Cleland , P. Eng. [4]
Director

R. Carl Smith [2]
Director

Frank W. King, O.C., LID, B. Sc., P. Eng. [1,2]
Director

Grant B. Fagerheim [1,3]
Director

[1] Member of Corporate Governance Committee
[2] Member of Audit Committee
[3] Member of Reserves Committee
[4] Member of Compensation Committee

INVESTOR RELATIONS

Kerklan (Kerk) Hilton, B.A.C.
Manager, Investor Relations
Direct: (403) 539-6343
Investor Toll Free: 1-877-539-6300

AUDITORS

Deloitte & Touche LLP
Chartered Accountants
Calgary, Alberta

BANKERS

The Toronto-Dominion Bank
Canadian Imperial Bank of Commerce
Bank of Montreal
Alberta Treasury Branches
BNP Paribas (Canada)
The Bank of Nova Scotia
Union Bank of California, NA

ENGINEERING CONSULTANTS

Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta

STOCK EXCHANGE LISTING

Toronto Stock Exchange trading symbolAE.UN
Debenture listing AE.DB

HEAD OFFICE

1800, 255 - 5th Avenue SW
Calgary, Alberta
Canada T2P 3G6
Telephone (403) 539-6300
Facsimile (403) 539-6499
Email: info@acclaimtrust.com
Website: www.acclaimtrust.com



ACCLAIM
Energy Trust

ADVISORY: Certain information regarding Acclaim, including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital funds from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

04 APR -7 AM 7:21

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: ACCLAIM ENERGY TRUST

Participation Fee for the Financial Year Ending: December 31, 2002

Complete Only One of 1, 2 or 3:

1. *Class 1 Reporting Issuers* (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		98,098,000	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	4.08	
Market value of class or series	=	400,243,000	
			$400,243,000 (A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):

Principal amount of 11% convertible, extendible, unsecured, subordinated debentures of Acclaim Energy Trust outstanding as at December 31, 2002	$44,163,000 (B)
Principal amount of 6% unsecured subordinated debentures of Acclaim Energy Inc., a wholly-owned subsidiary of Acclaim Energy Trust, outstanding as at December 31, 2002	$3,413,000 (B)
1,762,594 14% redeemable, retractable, exchangeable, preferred shares of Acclaim Energy Inc. with a stated value of $4.86 per share	$8,566,000 (B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =	$456,385,000
Total fee payable in accordance with Appendix A of the Rule	$25,000
Reduced fee for new Reporting Issuers (see *section 2.8* of the Rule)	N/A
Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12	**$18,750**
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)	N/A

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year <u>year or elapsed since most recent financial year</u> 12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

<u>Market value of securities</u>:

If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):

Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

<u>Financial Statement Values</u> (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

Acclaim Energy Trust ("Acclaim") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution effective February 24, 2003 of 437,500 trust units of Acclaim, Acclaim was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Calgary, Alberta this 26th day of February, 2003.

ACCLAIM ENERGY TRUST, by its attorney
Acclaim Energy Inc.

Per: (signed) J. Paul Charron
J. Paul Charron
President and Chief Executive Officer

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

Acclaim Energy Trust ("Acclaim") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution effective January 28, 2003 of 26,293,160 trust units of Acclaim, Acclaim was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Calgary, Alberta this 3rd day of February, 2003.

ACCLAIM ENERGY TRUST
by Acclaim Energy Inc.

Per: (Signed) Stephanie Bunch
Stephanie Bunch
Controller



ACCLAIM ENERGY TRUST

Information Circular - Proxy Statement
for the Annual & Special Meeting of Unitholders
to be held on Tuesday, May 14th, 2002

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by Acclaim Energy Management Inc., the manager (the "Manager") of Acclaim Energy Trust (the "Trust"), for use at the Annual & Special Meeting of the holders (the "Unitholders") of trust units ("Trust Units") of the Trust (the "Meeting") to be held on the 14th day of May, 2002, at 3:00 p.m. (Calgary time) in the Devonian Room at the Calgary Petroleum Club, 319 - 5th Avenue SW., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual & Special Meeting.

The Trust has outstanding two types of securities that entitle holders to vote generally at meetings of Unitholders; Trust Units and special voting units ("Special Voting Units"). A single Special Voting Unit was issued to Computershare Trust Company of Canada (the "Voting Trustee") as trustee under a voting trust agreement for the benefit of holders of 6% unsecured subordinated debentures ("Debentures") issued by the Trust's wholly-owned subsidiary, Acclaim Energy Inc. ("Acclaim Energy") in connection with a plan of arrangement which was effective April 20, 2001. The Trust Units and the Special Voting Units vote together as a single class on all matters. Each Trust Unit outstanding on the Record Date (as defined below) is entitled to one vote. The one Special Voting Unit which is outstanding is entitled to 29,171,824 votes. The Voting Trustee is required to vote the Special Voting Unit in the manner that holders of Debentures instruct, from time to time based on the proportion that the principal amount of the Debentures held by each holder is to the aggregate principal amount of the Debentures outstanding at the particular time and to abstain from voting in proportion to the Debentures for which the Voting Trustee does not receive instructions. The procedures for holders of Debentures to instruct the Voting Trustee about voting at the Meeting are explained in the "Voting Direction for Holders of Debentures of Acclaim Energy Inc." (the "Voting Direction") that has been provided to holders of Debentures together with this Information Circular - Proxy Statement. Accordingly, the holders of the Debentures are currently entitled to approximately 48% of the voting rights of the Trust based on 32,034,476 Units outstanding. The Special Voting Unit will be redeemed and the voting rights attached will terminate upon the repayment in full of the Debentures. See also the discussion under "Voting by Holders of Debentures" contained in this Information Circular - Proxy Statement.

Instruments of Proxy must be received by Computershare Trust Company of Canada, Stock Transfer Department, 600, 530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof. Computershare Trust Company of Canada, the trustee of the Trust (the "Trustee") has fixed the record date for the Meeting at the close of business on April 9, 2002 (the "Record Date"). Only Unitholders of record as at that date are entitled to receive notice of the Meeting. Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date even though the Unitholder has since that time disposed of his or her Trust Units. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and officers of Acclaim Energy and the Manager. Each Unitholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Unitholder, to attend and to act for the Unitholder and on behalf of the Unitholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

NOTICE TO BENEFICIAL HOLDERS OF TRUST UNITS

The information set forth in this section is of significant importance to many Unitholders of the Trust, as a substantial number of the Unitholders of the Trust do not hold Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to herein as "Beneficial Unitholders") should note that only

proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Trust. Such Trust Units will more likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients. The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically mails a scannable Voting Instruction Form in lieu of the Form of Proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively the Beneficial Holder can call a toll-free telephone number to vote the Trust Units held by the Beneficial Holder. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. **A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Trust Units directly at the Meeting as the Voting Instruction Form must be returned as directed by IICC well in advance of the Meeting in order to have the Trust Units voted.**

The foregoing discussion similarly applies to holders of Debentures who do not hold their Debentures in their own name. Only holders of Debentures whose name appears on the records of Acclaim Energy as the registered holders of Debentures are entitled to instruct the Voting Trustee as to how to exercise voting rights in respect of their Debentures at the Meeting.

REVOCABILITY OF PROXY

A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends at the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of the Manager at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

A holder of Debentures who has submitted a Voting Direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a Voting Direction may be revoked by instrument in writing executed by the holder of Debentures or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Voting Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Voting Direction is to be acted upon, or with a representative of the Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the Voting Direction is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of the Manager of the Trust. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual & General Meeting and this Information Circular - Proxy Statement (as well as the Voting Direction) will be borne by the Trust. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Manager, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The Trust Units represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Trust Units will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by the Trust are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual & Special Meeting. At the time of printing this Information Circular - Proxy Statement, management of the Trust knows of no such amendment, variation or other matter.

VOTING BY HOLDERS OF DEBENTURES

The Voting Trustee holds one Special Voting Unit of the Trust. The one Special Voting Unit which is outstanding is entitled to 29,171,824 votes. The Voting Trustee is required to vote the Special Voting Unit in the manner that holders of Debentures instruct, from time to time based on the proportion that the principal amount of the Debentures held by each holder is to the aggregate principal amount of the Debentures outstanding on the Record Date and to abstain from voting in proportion to the Debentures for which the Voting Trustee does not receive instructions.

A Voting Direction is the means by which a holder of Debentures may authorize the voting of his or her voting rights at the Meeting. Each holder of Debentures, is entitled to give the Voting Trustee voting instructions for a proportionate number of votes comprised in the voting rights that the aggregate principal amount of Debentures owned of record by such holder bears to the aggregate principal amount of Debentures outstanding on the record date for the meeting. The Voting Trustee will exercise each vote only as directed by the relevant holder on the Voting Direction. In the absence of instructions from a holder as to voting, the Voting Trustee will not exercise those votes. A holder of Debentures may also instruct the Voting Trustee to give him or her a proxy entitling him or her or a designee of the holder to vote personally the relevant number of votes or to grant to management of the Trust a proxy to vote those votes.

VOTING TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

The Trust was formed pursuant to the provisions of the Amended and Restated Trust Indenture dated April 20, 2001 between the Trustee and Nevis Ltd. (the "Trust Indenture"). Pursuant to the Plan of Arrangement giving rise to the Trust, Nevis Ltd. and Danoil Energy Ltd. amalgamated to form Acclaim Energy Inc.

The Trust is authorized to issue an unlimited number of Trust Units. As at March 31, 2002, 32,034,476 Trust Units were issued and outstanding. The Trust is also entitled to issue Special Voting Units. As at March 31, 2002, one Special Voting Unit had been issued to the Voting Trustee in conjunction with the issuance of Debentures of Acclaim Energy. The Special Voting Unit is entitled to 29,171,824 votes. As at March 31, 2002 there was $5,885,289 of principal amount of the Debentures issued and outstanding. At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit of which such Unitholder is the registered holder. All votes on special resolutions shall be by a ballot and no demand for a ballot shall be necessary.

When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee shall be entitled to cast such vote.

To the best of the knowledge of the Trustee, the Manager, and the directors of Acclaim Energy, there is no person or corporation which beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units of the Trust which may be voted at the Meeting.

The percentage of Trust Units of the Trust that are owned, directly or indirectly, by the Manager and all directors and officers of Acclaim Energy as a group is 14% (4,455,406 Trust Units).

QUORUM FOR MEETING

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5% of the outstanding Trust Units. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than twenty-one (21) days later and to such place and time as may be determined by the Chairman of the Meeting. At such Meeting, the Unitholders present either personally or by proxy shall form a quorum. In the case of a meeting, at which a special resolution is under consideration, such adjournments are required to be for not less than 21 days nor more than 60 days and notice to be given at least 10 days prior to the date of the adjourned meeting.

APPROVAL REQUIREMENTS

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting.

MATTERS TO BE ACTED UPON AT MEETING

1. Appointment of Trustee of the Trust

The Trust Indenture provides that the Unitholders shall at each annual meeting, re-appoint or appoint a successor to the Trustee. Accordingly, Unitholders will consider an ordinary resolution to appoint Computershare Trust Company of Canada as trustee of the Trust to hold office until the end of the next annual meeting. Montreal Trust Company of Canada, the original trustee of the Trust since its formation on April 20, 2001, assigned its rights and obligations as trustee of the Trust to Computershare Trust Company of Canada and subsequet to such assignment Computershare Trust Company of Canada has been trustee of the Trust.

2. Election of Directors of Acclaim Energy

Pursuant to the terms of the unanimous shareholders agreement dated April 20, 2001, between the Manager, Acclaim Energy and the Trustee, as trustee of the Trust (the "Shareholder Agreement"), it is provided that the Board of Directors of Acclaim Energy is to consist of a minimum of five (5) and a maximum of nine (9) members and was initially set at eight (8) members. It is proposed that seven (7) members will be elected to the Board of Directors of Acclaim Energy. The Shareholder Agreement also provides that as long as the Manager is the manager of the Trust, it is entitled to select two (2) of the members of the Board of Directors of Acclaim Energy and the balance of the members of the Board of Directors of Acclaim Energy are to be selected by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture, provided, however that none of the nominees selected by the Unitholders, may be directors, officers or employees of the Manager and that following such meeting the Trustee shall elect the individuals so selected by the Unitholders to the Board of Directors of Acclaim Energy.

The five (5) nominees for selection as directors of Acclaim Energy by Unitholders are as follows:

Noel A. Cleland
Joseph Dundas
Frank W. King
R. Carl Smith
Donald J. Taylor

The names and municipalities of residence of the five (5) persons nominated for selection as directors of Acclaim Energy by Unitholders, the number of Trust Units of the Trust beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in Acclaim Energy, the period served as director and the principal occupation of each are as follows:

Name and Municipality of Residence	Number of Trust Units Beneficially Owned or Controlled	Offices Held and Time as Director (1)	Principal Occupation
Noel A. Cleland (3)	76,000	Director	Independent petroleum engineering

Canmore, Alberta		Since January, 1996	consultant.
Joseph R. Dundas Calgary, Alberta	10,000	Director Since August, 1998	Independent petroleum engineering consultant.
Frank W. King (2) Calgary, Alberta	281,532	Director Since December, 1993	President of Metropolitan Investment Corporation.
R. Carl Smith (2) Calgary, Alberta	35,000	Director Since January, 1996	Self-employed financial consultant.
Donald J. Taylor (2) Calgary, Alberta	501,000	Director Since January, 1997	President of Engineered Air.

(1) Refers to the period served as a director of Danoil Energy Ltd., a predecessor of Acclaim Energy or in the case of Mr. Dundas, Nevis, a predecessor corporation of Acclaim Energy. The above directors were appointed directors of Acclaim Energy on April 20, 2001 upon the amalgamation of Danoil Energy Ltd. and Nevis Ltd. to form Acclaim Energy.
(2) Member of the Audit Committee.
(3) Member of the Compensation Committee.

As stated above, pursuant to the Shareholder Agreement the Manager is entitled to select two (2) of the members of the Board of Directors of Acclaim Energy. The Manager intends to select the following persons as members of the Board of Directors of Acclaim Energy:

Robert G. Brawn
Jack C. Lee

The names and municipalities and residence of Messrs. Brawn and Lee, the number of Trust Units of the Trust beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in Acclaim Energy, the period served as director and the principal occupation of each are as follows:

Name and Municipality of Residence	**Number of Trust Units Beneficially Owned or Controlled**	**Offices Held and Time as Director (1)**	**Principal Occupation**
Robert G. Brawn (2) Calgary, Alberta	1,840,693	Director Since July, 1985	Chairman of the Board of Acclaim Energy
Jack C. Lee Calgary, Alberta	1,239,199	Director Since June, 1997	President and Chief Executive Officer of Acclaim Energy

(1) Refers to the period served as a director of Danoil Energy Ltd. a predecessor of Acclaim Energy. The above directors were appointed directors of Acclaim Energy on April 20, 2001 upon the amalgamation of Danoil Energy Ltd. and Nevis Ltd. to form Acclaim Energy.
(2) Member of the Compensation Committee.

Unitholders are hereby informed that Acclaim Energy will pass a shareholders resolution in writing to elect each of the directors selected by the Unitholders and the Manager as directors of Acclaim Energy and to appoint the auditor of the Trust as the auditor of Acclaim Energy.

3. Appointment of Auditors of the Trust

The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders. Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of Deloitte & Touche LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders. Deloitte & Touche LLP have been the auditors of the Trust since its formation on April 20, 2001.

4. Approval of the Unit Purchase Plan

The directors of Acclaim Energy have approved a Unit Purchase Plan (the "UP Plan") in connection with the Trust and Acclaim Energy, which will not take effect until the unitholders have approved of the UP Plan by way of an ordinary resolution.

Under the UP Plan, full-time salaried employees, consultants, directors and officers of Acclaim Energy, but excluding any person who is a senior officer, or insider of the Manager ("Eligible Participants") are entitled to borrow funds from Acclaim Energy to purchase Trust Units from treasury at a purchase price equal to the closing market price of the Trust Units on the Toronto Stock Exchange on the last trading day immediately preceding the date of purchase. The maximum amount to be made available to Eligible Participants under the UP Plan is $2,000,000.00 and no single Eligible Participant is entitled to borrow more than $200,000.00 in the aggregate. No more than 1,000,000 Units will be purchased under the UP Plan. Eligible Participants who borrow funds to purchase Trust Units pursuant to the UP Plan must pledge the Trust Units purchased with Acclaim Energy and execute and deliver a limited recourse promissory note in favour of Acclaim Energy for the full amount of the loan together with interest thereon. Acclaim Energy only has recourse to the pledged Trust Units in the event that a participant defaults in the repayment of the loan. Distributions made on the pledged Trust Units are applied to the amount outstanding on the respective participant's loan. Participants are entitled to repay their loans at any time without notice, bonus or penalty. The loans made pursuant to the UP Plan bear interest at the prescribed rate of interest under the *Income Tax Act* (Canada) in effect at the time of the loan. Loans made under the UP Plan will become due and payable on the tenth anniversary of the date of the advance of the loan or earlier in the event of the termination of the employee's employment with Acclaim Energy or in the event of the death or permanent disability of such participant. As long as the participant is not in default under the loan, such participant is entitled to vote such participant's pledged Trust Units. The board of directors of Acclaim Energy may make amendments to the UP Plan, provided that such amendments are approved by the stock exchange upon which the Trust Units are then listed.

An ordinary resolution is a resolution approved at a meeting of unitholders by more than 50% of the votes cast in respect of the resolution by or on behalf of unitholders present in person or by proxy at the meeting.

Unitholders will be asked to consider and if thought fit pass the following ordinary resolution approving the UP Plan

"RESOLVED THAT:

1. The Unit Purchase Plan in substantially the same form as set forth and described in the Information Circular – Proxy Statement dated March 31, 2002, together with such amendments as may be approved by the board of directors of Acclaim Energy Inc. is hereby approved."
2. Any officer or director of Acclaim Energy Inc. is hereby authorized to do all such acts and things and sign all such documents as may be necessary or required to give full effect to this resolution and to the Unit Purchase Plan.
3. The directors of Acclaim Energy Inc. may, at any time, in their sole and absolute discretion, revoke this resolution before it is acted upon"

EXECUTIVE COMPENSATION

Management Agreement

Acclaim Energy, the Manager and the Trustee as trustee for and on behalf of the Trust entered into the Management Agreement dated April 20, 2001, pursuant to which Acclaim Energy and the Trust engaged the Manager for

an initial term of five years from April 20, 2001. The engagement of the Manger is to provide senior level management, advisory, strategic planning and policy making services to Acclaim Energy.

In exercising its power and discharging its duties under the Management Agreement, the Manager is required to exercise that degree of care, diligence and skill that a reasonably prudent advisor and manager in respect of oil and gas properties in western Canada would exercise in comparable circumstances.

The Management Agreement will be renewed for successive three year terms following the end of its initial five year term unless Acclaim Energy terminates the Management Agreement at the end of a term and the Manager is given 12 months written notice of termination or unless the Manager terminates the Management Agreement and Acclaim Energy is given 12 months written notice of termination by the Manager prior to the end of a term.

The Management Agreement may be terminated by Acclaim Energy at any time without the payment of compensation to the Manager in the event of certain bankruptcy, insolvency or creditor relief proceedings, if the Manager consents to the appointment of a receiver, voluntarily suspends transaction of its usual asset management business, is declared bankrupt or insolvent, if a receiver is appointed in respect of the Manager or if the Manager fails to carry out its material obligations under the Management Agreement and does not commence to cure such failure within 30 days of notice being given. In certain other events, including termination of the Management Agreement during its term by winding up Acclaim Energy, Acclaim Energy selling all, or substantially all of its property interests, the Manager is entitled to an amount representing liquidated damages equal to the present value of the management fees which would have been paid during the remainder of the term of the Management Agreement. In any event, the Manager will be reimbursed for any severance costs of employees and termination costs for office leaseholds or other agreements to the extent such costs, leaseholds or other agreements were dedicated to the use of the Trust.

There may be circumstances in which the interests of the Manager will conflict with those of Unitholders. The Manager may acquire oil and gas properties on its own behalf or on behalf of persons other than the Unitholders. The Manager may manage and administer such additional properties, as well as enter into other types of energy-related management and advisory activities.

In resolving such conflicts, decisions will be made by the Manager on a basis consistent with the objectives and financial resources of each group of interested parties, the time limitations on investment of such financial resources, and on the basis of operating efficiencies having regard to the then current holdings of properties of each group of interested parties all consistent with the duties of the Manager to each such group of persons. The Manager will use all reasonable efforts to resolve such conflicts of interest in a manner which will treat the Trust or Acclaim Energy and the other interested party fairly, taking into account all of the circumstances of the Trust or Acclaim Energy and such interested party and to act honestly and in good faith in resolving such matters.

The Manager will be paid the Management Fees for providing all of the management services. The Manager will be indemnified by Acclaim Energy in respect of certain damages which it may suffer in discharging its obligations under the Management Agreement provided that such damages do not arise from the fraud, wilful default or negligence of the Manager.

The Board of Directors of Acclaim Energy and the Trustee will review on an ongoing basis both the nature and extent of the services required of the Manager and the costs of providing the same. All amendments to the Management Agreement must be approved by the independent members of the Board of Directors of Acclaim Energy on behalf of the Trustee and the Manager.

Management Fees

In its role under the Management Agreement as manager and administrator of the Trust and Acclaim Energy, the Manager receives a management fee (the "Management Fee"). The Management Fee is payable monthly in an amount equal to 2.5% of net production revenue from the oil and gas properties of Acclaim Energy, such amount to be calculated as at the end of each calendar month or portion thereof of the initial term or any renewal term and is paid on the 15th day following any such calendar month. If additional assets are purchased directly or indirectly for Acclaim Energy, the Manager will receive a fee of 1.5% of the purchase price of such assets. If assets are sold, directly or indirectly, by Acclaim Energy, the Manager will receive a fee of 1.0% of the purchase price of such assets.

The Manager was paid $572,537 ($0.02 per Trust Unit) of Management Fees for the year ended Dec. 31, 2001.

Office Space and Services and Additional Costs

The Manager is also entitled to office space and services for its officers and employees at the cost of Acclaim Energy and is entitled to reimbursement for costs and expenses incurred in connection with the provision of services under the Management Agreement and all costs and expenses relating to Acclaim Energy or its assets paid directly to third parties by or on behalf of Acclaim Energy or its affiliates.

Acquisition and Disposition Fees

The Manager is paid an acquisition fee equal to 1.5% of the purchase price of any properties acquired by Acclaim Energy. In the event that Acclaim Energy' interest in the properties or a portion thereof is sold, the Manager will, pursuant to the Management Agreement, receive a disposition fee equal to 1.0% of the sale price of the properties sold. In the case of property exchanges or swaps, the Manager will receive the 1.5% acquisition fee up to the purchase price of any assets acquired and will receive the 1.0% disposition fee to the extent the value of the property being disposed of exceeds the purchase price.

The Manager received $15,160 for acquisition and $0 for disposition fees for the year ended December 31, 2001.

The Manager

The offices of the Manager are located at Suite 500, 505 – 3rd Street SW., Calgary, Alberta, T2P 3E6. The names, municipality of residence, positions held and principal occupation of each director and each officer and senior manager of the Manager who is involved in the management of the Trust and Acclaim Energy are set forth below:

Name and Municipality of Residence	Position with Manager	Principal Occupation
Robert G. Brawn Calgary, Alberta	Chairman	Chairman of the Board of Acclaim Energy
Jack C. Lee Calgary, Alberta	President and Director	President and Chief Executive Officer of Acclaim Energy
Barry P. Dorin Calgary, Alberta	Vice President, Corporate Development, Director	Executive Vice President and Chief Operating Officer of Acclaim Energy

All of the shares of the Manager are owned directly or indirectly by the directors, officers and employees of the Manager. Mr. Lee and Mr. Dorin are paid a salary by Acclaim Energy Inc.

Compensation Committee of Acclaim Energy

The Compensation Committee of the Board of Acclaim Energy during fiscal year ending December 31, 2001 was composed of Robert G. Brawn, Noel Cleland and Raymond Pether.

Objectives

The primary objectives of Acclaim Energy's compensation program is to enable Acclaim Energy to attract motivate and retain outstanding individuals and to allign their success with that of the unitholders of the Trust through the achievement of strategic corporate objectives and creation of unitholder value. The level of compensation paid to an executive is based on the executive's overall experience, responsibility and performance. The Compensation Committee also considers the compensation levels of similar positions in the oil and gas industry in Canada. Salary data for such determination is obtained from a number of sources including established outside independent services specializing in compensation surveys.

Executive Compensation Program

Acclaim Energy's compensation program consists of base salary and/or consulting fees, employee unit purchase plan and in appropriate circumstances, incentive bonuses. Other compensation may include medical and insurance

benefits which are generally available to employees of Acclaim Energy. Provided that unitholders approve the ordinary resolution approving the Unit Purchase Plan then Acclaim Energy's compensation program will include such Unit Purchase Plan.

Performance Graph

The following graph illustrates changes from August 31, 1996 to December 31, 2001, in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the TSE 300 Composite Index and the TSE Oil & Gas Producers Index.


Cumulative Value of a $100 Investment
Acclaim (Danoil)
TSE Oil & Gas Producers
TSE 300
$ 300
$ 250
$ 200
$ 150
$ 100
$ 50
$ 0
Aug-96
Aug-97
Dec-98
Dec-99
Dec-00
Dec-01

	Aug-96	Aug-97	Dec-98	Dec-99	Dec-00	Dec-01
Acclaim (Danoil)	$ 100	$ 126	$ 65	$ 137	$ 252	$ 244
TSE Oil & Gas	$ 100	$ 111	$ 88	$ 111	$ 162	$ 141
TSE 300	$ 100	$ 130	$ 126	$ 164	$ 174	$ 149

Summary Compensation Table

The following table provides a summary of compensation earned during the past 3 years by the Chairman, President and three senior officers, collectively the "Named Executive Officers". In respect of the periods prior to April 20, 2001 (the effective date of the Plan of Arrangement giving rise to Acclaim Energy and the Trust), information is shown in respect of amounts paid by Danoil Energy Ltd. one of the corporations that amalgamated to form Acclaim Energy. In respect to the period subsequent to April 20, 2001 information is shown in respect of amounts paid by Acclaim Energy.

Name and Position	Year	Salary ($)	Bonus ($) (3)	All Other Compensation ($) (1)	Options Granted (#)
Robert G. Brawn (2) Chairman	1999 2000 2001	138,000 144,000 48,000	6,900 40,000 -	- - 2,175	40,000 5,000 -
Jack C. Lee President and Chief Executive Officer	1999 2000 2001	138,000 144,900 168,000	41,400 80,000 -	8,865 9,668 11,129	90,000 50,000 -
Duane B. Domier Vice President, Production (4)	1999 2000 2001	108,000 113,400 60,000	21,600 40,000 -	7,336 8,068 4,906	50,000 25,000 -
Barry P. Dorin Executive Vice-President and Chief Operating Officer (5)	1999 2000 2001	108,000 113,400 124,800	21,600 40,000 20,000	7,336 8,068 9,129	50,000 25,000 -
Donald S. Milne Controller	1999 2000 2001	90,000 94,500 99,600	18,000 30,000 10,000	4,690 5,139 5,446	35,000 25,000 -

(1) All Other Compensation represents the Corporation's matching contribution to Employee Share Purchase Plan, and other benefits.
(2) Amounts paid to Initial Leasing Ltd., a corporation for which Mr. Brawn consults. As of May 1, 2001 Mr. Brawn no longer draws a salary from Acclaim Energy Inc.
(3) Bonuses are paid in the year following their accrual.
(4) Mr. Domier retired on June 30, 2001.
(5) Mr. Dorin has an employment contract with Acclaim providing for a one year severance on change of control or termination without cause.

Stock Option Plan

The Board of Directors of Acclaim Energy and Unitholders approved a stock option plan (the "Plan") for directors, officers, employees or consultants of the Manager and Acclaim Energy which permits the granting of options to purchase up to a maximum of 3,961,016 Trust Units. The aggregate number of trust units to be delivered upon the exercise of all options granted under the Plan shall not exceed the maximum number of trust units permitted under the rules of any stock exchange upon which the trust units are then listed or any other regulatory body having jurisdiction and approval of the unitholders. The number of options, the exercise price thereof and the frequency of the exercise of same are set by the Board of Directors of Acclaim Energy at the time of grant provided that the exercise price shall not be less than the closing market price of the Trust Units on the day immediately preceding the date of grant.

As at the date of this Information Circular- Proxy Statement, the aggregate number of trust units subject to option pursuant to the Plan 301,000 and the average exercise price is $3.05 per trust unit.

During the year, the Trust granted 20,000 options to employees, directors and consultants to purchase Trust Units at an exercise price of $4.16 per Trust Unit. Options granted under the Plan generally have a five year term and vest equally over three years commencing on the first anniversary of the grant.

It is not the intent of the company to issue any additional options.

Stock Options

The following table sets forth, with respect to the Named Executive Officers, the number of options exercise, the number of unexercised stock options and the value of the in-the-money stock options as at December 31, 2001:

	Options Exercised		Unexercised Options at Year End		Value of Unexercised in-the-money Options at Year End (1)	
Name and Position	**(#)**	**Aggregate $ Value Realized**	**Exercisable (#)**	**Non-Exercisable (#)**	**Exercisable ($)**	**Non-Exercis-able ($)**
Robert G. Brawn Chairman	**240,000**	**514,200**	**255,000**	-	**441,150**	-
Jack C. Lee President and CEO	**240,000**	**597,000**	**50,000**	-	**12,500**	-
Duane Domier Former Vice President, Production	**175,000**	**415,100**	-	-	-	-
Barry P. Dorin Executive Vice President and Chief Operating Officer	**150,000**	**354,750**	**25,000**	-	**6,250**	-
Donald S. Milne Controller	**140,000**	**340,750**	-	-	-	-

(1) Based on December 31, 2001 closing price of the Acclaim trust units on the TSE of $3.30

Employee Unit Savings Plan

An Employee Unit Savings Plan (the "ESPP") was established in 2001 to provide employees the opportunity to participate in the future growth of the Acclaim Energy and the Trust through purchases of trust units. Under the ESPP, any qualifying employee may contribute up to five percent of base salary. Pursuant to the ESPP, Acclaim Energy makes contributions on the employees behalf in an amount equal to double the employee contributions. The combined contributions are invested in Acclaim trust units purchased in the open market.

Directors and Officers Insurance

Acclaim Energy maintains directors' and officers' liability insurance in the amount of $10,000,000 and pays the premium of $22,000.

NORMAL COURSE ISSUER BID

On June 6, 2001 Acclaim Energy filed a Notice of Intention to make a Normal Course Issuer Bid (the "Notice") with the Toronto Stock Exchange for the purchase of up to 1,263,700 Trust Units, representing 5% of its outstanding Trust Units during the period commencing June 8, 2001 and ending on June 7, 2002. Purchases of Trust Units pursuant to the normal course issuer bid will be effected by a registered investment dealer through the facilities of the Toronto Stock Exchange. The price paid by Acclaim Energy for any Trust Units purchased by it pursuant to the normal course issuer bid will be the market price of the Trust Units at the time of purchase. Acclaim Energy intends to fund the purchase of Trust Units, pursuant to the normal course issuer bid from its working capital. Up to March 31, 2002 Acclaim Energy had purchased an aggregate of 34,800 Trust Units for an aggregate of $134,010, representing an average price of $3.85 per Trust Unit.

A unitholder may obtain a copy of the Notice, without charge by contacting the Controller of Acclaim Energy at Suite 500, 505 – 3rd Street S.W. Calgary, Alberta T2P 3E6.

CORPORATE GOVERNANCE

General

In 1995, The Toronto Stock Exchange (the "TSE") adopted a set of guidelines which were revised in 1999 (the "Guidelines") relating to corporate governance matters. The Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among a corporation's board, management and shareholders. The TSE has prescribed that all corporations listed on the TSE must now annually disclose their approach to corporate governance with specific reference to each of the Guidelines.

Set out below is a description of the Trust's corporate governance practices, which have been established by the terms of the Trust Indenture, Shareholder Agreement and Management Agreement, and as have been approved by the Board of Directors of Acclaim Energy. The Board of Directors of Acclaim Energy has not established a separate corporate governance committee but the Board of Directors has assumed responsibility for developing Acclaim Energy' approach to corporate governance of the Trust. In some cases, compliance with the Guidelines is or could be inconsistent with the terms of the Trust Indenture, Shareholders Agreement and Management Agreement.

In general Acclaim Energy has been delegated the significant management decisions of the Trust. The Unitholders are entitled to elect a majority of the Board of Directors of Acclaim Energy pursuant to the terms of the Shareholder Agreement. Subject to the ultimate authority of the Board of Directors of Acclaim Energy, Acclaim Energy and the Trust are managed by the Manager pursuant to the Management Agreement. For more information, see "Executive Compensation - Management Agreement".

Mandate of the Board of Acclaim Energy

The Board of Directors of Acclaim Energy has a mandate to supervise the management of the business and affairs of the Trust and Acclaim Energy and to act with a view to the best interests of the Trust and Acclaim Energy. Although the Manager provides certain advisory and management services to Acclaim Energy pursuant to the Management Agreement, the Board of Directors of Acclaim Energy supervises the management of the business and affairs of Acclaim Energy. In particular, significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties; (ii) the approval of capital expenditure budgets; and (iii) establishment of credit facilities are

made by the Board of Directors of Acclaim Energy. In addition, the Trustee has delegated certain matters to the Board of Directors of Acclaim Energy including all decisions relating to: (i) issuances of additional Trust Units; and (ii) the determination of the amount of distributable income. Any amendment to the Management Agreement between Acclaim Energy, the Manager and the Trust requires the approval of the Board of Directors of Acclaim Energy on behalf of the Trust. The Board of Directors of Acclaim Energy holds regularly scheduled meetings at least quarterly to review the business and affairs of Acclaim Energy and make any necessary decisions relating thereto.

The Board of Directors of Acclaim Energy is responsible in conjunction with the Manager for the strategic planning process, identifying the principal risks of the business of Acclaim Energy and implementing appropriate systems to manage these risks, the communication policy for the Trust, the integrity of the internal controls and management information systems of Acclaim Energy and monitoring senior management. The Board of Directors of Acclaim Energy participates in the strategic planning process through the review of forecasts and capital budgets. This review is performed on an annual basis and also in connection with material transactions undertaken by the Trust. Directly and through the audit committee, the Board of Directors of Acclaim Energy monitors and receives periodic reports respecting operations, internal controls and business risks from the Manager and external auditors. Business risks and the systems in place to manage these risks are described in annual reports and other public filings. The Board of Directors of Acclaim Energy or individual members approve all major compliance and communication documents including annual and quarterly reports, financing documents, press releases and other disclosure documents.

Board Composition

The Board of Directors of Acclaim Energy is presently comprised of eight (8) members. The Board of Directors has determined that five (5) of its directors are "unrelated directors" within the meaning of the TSE Report. The TSE Report defines an unrelated director as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Trust, other than interests arising from shareholdings. The Chairman of the Board of Directors is not one of the unrelated directors.

The Guidelines prescribe that the Board of Directors should have a majority of unrelated directors and should convene a committee of directors comprised exclusively of non-management directors, a majority of whom are unrelated directors with responsibility for proposing to the full board new nominees to the Manager's board. The Board of Directors has determined that the proposed new size of the Board of Directors is appropriate as it is large enough to permit a diversity of views without being too large to detract from the board's efficiency and effectiveness. As a result, the Board of Directors has not addressed nomination procedures and recruitment of new nominees for the Board of Directors. The Shareholders Agreement prescribes that the Manager of the Trust is entitled to select two (2) members of the Board of Directors with the majority of the directors comprised of unrelated directors to be selected by Unitholders. The Board of Directors has not adopted a formal process for assessing the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors. The Board of Directors has also determined that the compensation of directors including fees and loans under the UP Plan is adequate and reflects the responsibilities and risks in being an effective director.

The Board of Directors has access to senior management of the Manager on a regular basis as two of the directors are also directors and senior officers of the Manager, who regularly attend directors meetings and provide necessary information to facilitate decision making activities. The Board of Directors, in conjunction with the Manager, endeavours to ensure open, accessible and timely disclosure to Unitholders and the public respecting the business, affairs and performance of the Trust in full compliance with all applicable legal requirements.

Although the Guidelines prescribe the implementation of structure and procedure to ensure the Board of Directors can function independently of management this Guideline is not applicable to the Board of Directors of Acclaim Energy, given the position of the Manager as manager of the Trust.

Committees

The Board of Directors has established an audit committee comprised of the three unrelated directors. The Committee's responsibilities include oversight of the nature and scope of the annual audit, management's reporting on internal accounting standards and practices, financial information and accounting systems and procedures, financial reporting and statements and recommending, for board of director approval, the audited financial statements and other mandatory disclosure releases containing financial information. The audit committee has regular access to the internal accounting group of Acclaim Energy and meets with the external auditors at least yearly independent of management. Given the scope and nature of the Trust's operations, together with the familiarity the directors have with its affairs and the

nature and extent of the Trust's financial exposure, the Board of Directors has determined that the use of a formal internal audit process is unnecessary.

The Board of Directors, as a whole, also sits as a reserve audit committee. The Board's responsibilities include reviewing the annual reports on the oil and gas reserves of Acclaim Energy and meeting with the independent engineers and engineers employed or otherwise retained by Acclaim Energy who prepare such reports.

Other Matters

Pursuant to the terms of the Management Agreement, the Manager of the Trust was appointed in 2001 for an initial five (5) year term. The appointment of a senior manager of the Manager is outside of the control of the Board of Directors of Acclaim Energy and, accordingly, the Board of Directors has not addressed succession planning for senior management of the Manager. The Guidelines prescribe that the Board of Directors should develop position descriptions for the chief executive officer along with corporate objectives which are the responsibility of such chief executive officer and position description for the Board of Directors. The Board of Directors has not formally developed such position descriptions nor is it entitled to develop such descriptions for the chief executive officer of the Manager; however, the Management Agreement and the Trust Indenture describe detailed duties and obligations and limits on authorities of the Manager of the Trust. The Guidelines prescribe that the Board of Directors of Acclaim Energy should implement a system which enables an individual director to engage an outside advisor at the expense of the Trust in appropriate circumstances. The Board of Directors has determined that independent directors, with the concurrence of the other outside directors, can retain an outside advisor at the expense of the Trust. The Guidelines prescribe that there should be in existence an orientation and education program for new recruits to the Board of Directors. Regular board meetings include meetings with management where new board members can familiarize themselves with the operations of the Trust. The Board of Directors of Acclaim Energy will ensure that any new directors are provided with suitable materials and training to assist in their orientation; however, given that new directors are added infrequently, no formal orientation process is felt to be necessary at this point in time.

REMUNERATION OF DIRECTORS AND OFFICERS OF ACCLAIM ENERGY

Each of the directors of Acclaim Energy, received an annual retainer of $6,000 and $500 per meeting or committee meeting attended plus expenses of attending such meetings. In the fiscal year of the Trust ended December 31, 2001 a total of $55,000 fees were paid to the directors of Acclaim Energy.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

There is and has not been any indebtedness outstanding from directors or officers of Acclaim Energy or directors or senior officers of the Manager or the Trustee to the Trust or Acclaim Energy at any time since April 20, 2001, the effective date of the Plan of Arrangement in connection with the Trust.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

In November 2001, Acclaim Energy entered into joint venture agreements to conduct a development and exploration program with three private industry participants a a means to realize the value inherent in Acclaim's undeveloped land holdings at a reduced risk to Acclaim Energy and to reduce the overall level of its capital expenditures. The estimated total costs of the program are approximately $8.25 million (excluding option wells), 75% of which will be for the account of the joint venture participants.

Robert G. Brawn, Jack C. Lee and Donald Milne, directors and officers of Acclaim Energy, together with their associates and affiliates, collectively own, directly or indirectly, approximately 45% of the voting shares of 951109 Alberta Ltd., a 10% working interest participant in the joint venture referred to above. Brompton Capital Corporation, a company which through its direct and indirect holdings of Debentures and Units exercises control or direction over approximately 20.7% of the votes attached to outstanding securities of the Trust, and Raymond Pether, a director of Acclaim Energy, together with their associates and affiliates, collectively own, directly or indirectly, approximately 44% of Welton Energy Ltd., a 32.5% working interest in the Joint Venture. The other Joint Venture participant is an arm's length party and the terms of the Joint Venture is the same for all participants. Management of Acclaim Energy believes that the terms of the Joint Venture arrangements are commercially reasonable and customary in the oil and gas industry and at least as

favorable to Acclaim Energy as those available from arm's length parties.

Except as disclosed above, there were no other material interests, direct or indirect, of directors of Acclaim Energy or directors and senior officers of the Manager, nominees for director of Acclaim Energy, any Unitholder who beneficially owns more than 10% of the Trust Units of the Trust, or any known associate or affiliate of such persons in any transaction during 2001 or in any proposed transaction which has materially affected or would materially affect the Trust or Acclaim Energy other than as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Acclaim Energy is not aware of any material interest of any director or nominee for director of Acclaim Energy or of any director or officer of the Manager, or of any associate or affiliate of any of the foregoing in respect of any matter to be acted on at the Meeting.

OTHER MATTERS

Acclaim Energy knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL AND CERTIFICATION

The contents and sending of this Information Circular - Proxy Statement has been approved by the Board of Directors of Acclaim Energy on behalf of the Trust.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED March 31, 2002

ACCLAIM ENERGY TRUST

By: Acclaim Energy Inc.

(signed) "Jack C. Lee"
Director, President and
Chief Executive Officer

(signed) "Robert G. Brawn"
Chairman

Acclaim Energy Trust
INTERIM REPORT REQUEST – 2002

Many unitholders may not wish to receive interim (quarterly) financial statements of Acclaim Energy Trust by mail, as they will already have accessed this information through the press release announcement of quarterly results or from our Internet site at http:www.acclaimtrust.com.

If you wish to receive interim financial statements by mail this year, simply complete and return this request. Your name will be included on the supplemental mailing list.

That list will be cleared each year and you will receive a new request form. Continued receipt requires completion and return of the request each year.

If you do not return this request, we will assume that you do not wish to receive interim financial statements by mail. However, you will continue to receive the annual report and any applicable proxy material.

This procedure is in compliance with National Policy Statement 41 of the Canadian Securities Administrators.

....

I am a unitholder of **Acclaim Energy Trust**.

I wish to receive interim financial statements in 2002.

____
Name of Unitholder (please print)

____
Mailing Address

____
City Province Postal Code

____
Signature

____
Date

Please return request to:

Computershare Trust Company
600, 530-8th Avenue
Calgary, AB
T2P 3S8





NEWS RELEASE March19, 2004

ACCLAIM ENERGY TRUST ANNOUNCES MONTHLY DISTRIBUTION

CALGARY, ALBERTA (AE.UN – TSX)– Acclaim Energy Trust is pleased to announce that a cash distribution of C$0.1625 per trust unit will be paid on April 19, 2004 to unitholders of record on March 31, 2004. The trust units of Acclaim will commence trading on an ex-distribution basis on March 29, 2004.

The trust's trailing twelve months of cash distributions total C$1.95 per Trust unit, provide a twelve-month return of approximately 16.4 percent, based on a March 18 closing price of $11.99 per unit. In October 2002, Acclaim established an objective of providing consistent cash distributions and has provided unitholders with 18 consecutive monthly payments at this level.

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. With an enterprise value exceeding $1 billion, production is weighted 52 percent to natural gas, and 48 percent to oil and natural gas liquids. Since inception, the Trust's monthly distributions have been classified as 100 percent return of capital, which is expected to be maintained throughout 2004. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com

- 30 -

FOR FURTHER INFORMATION PLEASE CONTACT:

Kerklan (Kerk) Hilton
Manager, Investor Relations
(403) 539-6343
1-877-539-6300
info@acclaimtrust.com
www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, taxation estimates, environmental risks, changes to government policy, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.


ACCLAIM
Energy Trust

March 18, 2004 **FOR IMMEDIATE RELEASE**

Acclaim Energy Trust Announces Year-End 2003 Financial Results and Reserves

CALGARY, ALBERTA - Acclaim Energy Trust ("Acclaim" or the "Trust") (AE.UN – TSX) is pleased to announce its results for the fourth quarter and full year 2003. The year was highlighted by four significant transactions totaling $417 million that substantially improved the quality of Acclaim's asset base and established a solid foundation of long-life production and reserves.

Acclaim's year featured numerous highlights:

- Completed four major transactions totaling $417 million all of which were accretive to production, reserves, cash flow and net asset value per unit.
- Increased production by 83 percent to exit 2003 at 26,500 boe/d while also increasing production per unit by 5 percent.
- Increased proved producing reserves by 83 percent to 57.0 mmboe and total proved plus probable reserves by 73 percent to 85.9 mmboe and provided an 8 percent increase in proved producing reserves per unit.
- Replaced production through reserve additions 4.3 times on a proved producing basis and 5.6 times on a proved plus probable basis.
- Increased annual cash flow 146 percent to $146.1 million and fourth quarter cash flow to $38.0 million, a 79 percent improvement over last year.
- Provided consistent monthly distributions of $0.1625 per unit totaling $1.95 per unit for 2003 compared to cash flow per unit of $2.40, representing a payout ratio of 81 percent.
- Delivered a total return to unitholders of 41.6 percent and increased enterprise value to more than $1.1 billion from $480 million at the end of 2002.
- Completed three successful equity financings at prices of $9.75, $10.95 and $11.00 per unit, respectively, for total net proceeds of $203.1 million
- Drilled 50 (31.3 net) wells in 2003 resulting in 18 (10.79 net) natural gas wells, 28 (18.26 net) oil wells and 4 (2.26 net) unsuccessful wells for a success ratio of 92 percent. Added production at $11,000 per flowing boe.

A conference call to discuss these results will be hosted at 9 a.m. MST (11 a.m. EST) on Friday, March 19, 2004. The call will also be available via webcast from Acclaim Energy Trust's website (www.acclaimtrust.com) and from the VCall website (www.vcall.com). To participate Toll-Free across North America call: 1-800-766-6630 or within Toronto and area call: 416-695-6140. A recorded playback of the call will also be made available until March 26, by calling toll-free across North America: 1-866-518-1010 or within Toronto and area call: 416-695-5275.

2003 HIGHLIGHTS

Financial

($millions except per share amounts)	Three months ended December 31			Year ended December 31		
	2003	2002	% Change	2003	2002	% Change
Gross Revenue	74.0	41.6	78	271.8	119.5	127
Cash flow from operations	38.0	21.2	79	146.1	59.3	146
Per unit - basic	0.52	0.54	(4)	2.41	2.35	3
Per unit - diluted	0.52	0.54	(4)	2.40	2.30	4
Net earnings (loss)	0.7	1.7	76	46.0	(1.5)	-
Per unit - basic	0.01	0.04	-	0.68	(0.06)	-
Per unit - diluted	0.01	0.04	-	0.67	(0.06)	-
Distributions	35.9	19.0	89	121.3	19.0	538
Per unit	0.4875	0.4875	0	1.95	1.70	15
Total capital expenditures and acquisitions	52.3	140.4	(63)	454.6	194.8	133
Total assets	1,075.6	658.4	63	1,075.6	658.4	63
Working capital (deficiency)	(5.0)	(12.1)	56	(5.0)	(12.1)	56
Long-term debt	209.0	73.4	185	209.0	73.4	185
Unitholders' equity	608.4	371.8	64	608.4	371.8	64
Weighted average trust units *(thousands)*	72,833	38,963	87	60,696	25,169	141
Trust units outstanding *(thousands)*	74,601	39,240	90	74,601	39,240	90
Operating						
Production						
Natural gas (mmcf/d)	80.1	44.1	82	67.9	43.4	56
Crude oil (bbl/d)	9,486	6,325	50	8,427	3,971	112
Natural gas liquids (bbl/d)	2,179	1,417	54	1,997	1,331	50
Barrel of oil equivalent (boe/d) @6:1	25,009	15,089	66	21,738	12,542	73
Average prices						
Natural gas ($/mcf)	5.28	5.36	(1)	6.09	3.71	64
Natural gas ($/mcf) (net of hedging)	5.29	4.98	6	5.88	4.03	46
Crude oil ($/bbl)	34.04	35.03	(3)	35.51	35.28	1
Crude oil ($/bbl) (net of hedging)	33.25	32.11	4	34.00	32.14	6
Natural gas liquids ($/bbl)	29.98	20.58	46	29.40	18.48	59
Reserves (proved and probable)						
Natural gas (bcf)	-	-	-	223.6	133.6	67
Crude oil and liquids (mbbl)	-	-	-	48,611	27,333	78
Total reserves (mboe)	-	-	-	85,884	49,609	73
Drilling activity (gross)						
Gas wells	4	1	-	18	16	-
Oil wells	6	8	-	28	17	-
Standing/service	-	-	-	-	2	-
Dry and abandoned	1	1	-	4	6	-
Total	11	10	-	50	41	-
Success rate (%)	91%	90%	1	92%	85%	8

MESSAGE TO UNITHOLDERS

2003 was a year of aggressive and substantial expansion for Acclaim as it broadened and deepened its asset base by acquiring several high quality, long-life properties across the Western Canadian Sedimentary Basin. The acquisitions increased Acclaim's natural gas and light oil weighted production to a year-end rate of 26,500 boe/d from 14,500 boe/d at the end of 2002 and increased total reserves 73 percent to 85,884 mboe with a reserve life index of 9.4 years.

This was Acclaim's first full year of operations since its merger with Ketch Energy Ltd. in October 2002. Coming out of the merger with Ketch Energy and into 2003, management believed that Acclaim had to grow and improve the quality of its asset base. Management also believed that the acquisition opportunities were available and that the capital markets would be supportive of a disciplined growth strategy.

During the year, Acclaim made several acquisitions that strengthened the Trust considerably. In January, Acclaim completed the $174 million acquisition of Elk Point Resources Inc., which included solid assets in west Central Alberta and the Peace River Arch. In June, the Trust completed a $139 million acquisition of 3,500 boe/d high quality, long-life properties also in west Central Alberta. In August, Acclaim completed a $68 million property acquisition of 3,000 boe/d, 75 percent weighted towards natural gas. The Trust concluded 2003 with the $36 million acquisition of Exodus Energy Ltd. As a result of these transactions, Acclaim increased production and proved producing reserves by more than 80 percent and significantly improved the overall quality of its asset base.

Acquisition of Exodus Energy Ltd.

On December 19, 2003, Acclaim closed the acquisition of Exodus Energy Ltd., an Alberta-based private oil and gas company. The purchase price was $37.1 million, and was funded by the issue of 1.3 million Trust units, $14.4 million cash, and assumed net debt of $7.9 million. In conjunction with the acquisition, a disposition of $1 million of certain non-core assets was made on February 10, 2004, resulting in an effective purchase price of $36.1 million. Current production from the acquired assets is approximately 2,000 barrels of oil equivalent per day (boe/d), and is 90 percent operated. This acquisition is 85 percent weighted to heavy oil, and 15 percent to natural gas and light oil, and increased Acclaim's overall production to approximately 26,500 boe/d. Main properties include Greater Furness, which is located between Acclaim's existing western Saskatchewan heavy oil properties of Tangleflags and Baldwinton, and includes new properties at Joarcam, Beaverhill Lake and Killam in eastern Alberta.

The acquisition of the Greater Furness properties provides Acclaim with facilities it otherwise would have had to construct, and results in operating cost savings of approximately $450,000 per year. Acclaim has also identified numerous low-risk infill drilling locations that we will consider for our 2004 exploitation program. The operational benefits of this acquisition are numerous and the acquisition parameters are exceptional.

FINANCIAL AND OPERATING RESULTS

During the fourth quarter of 2003, Acclaim achieved record quarterly financial and operating results. The increase in production volumes associated with the acquisitions made during the year, combined with strong commodity prices contributed to the significant gains made in 2003 and during the fourth quarter.

Oil and liquids production averaged 10,424 bbls/d in 2003, a 97 percent increase from 5,302 bbls/d in 2002. Production in the fourth quarter averaged 11,665 bbls/d as compared to 7,742 bbls/d during the corresponding period a year earlier.

Natural gas sales averaged 67.9 mmcf/d, a 56 percent increase from 43.4 mmcf/d in 2002. Fourth quarter natural gas sales averaged 80.1 mmcf/d almost double the 44.1 mmcf/d during the same quarter in 2002.

The increased production volumes for the full year of 2003 and in the fourth quarter reflect the impact of the acquisitions and the Trust's capital expenditure program for 2003. Acclaim exited 2003 with 26,500 boe/d of production, an 83 percent increase from last year's exit rate of 14,500 boe/d.

Gross revenue totaled $271.8 million for 2003, up 127 percent from $119.5 million in 2002. Revenue for the fourth quarter increased to $74.0 million, 78 percent higher than the $41.6 million in the fourth quarter 2002 due primarily to the increase in production volumes in 2003.

Cash flow from operations increased to $146.1 million or $2.40 per diluted unit, up 146 percent from $59.3 million or $2.30 per diluted unit in 2002. Cash flow during the fourth quarter amounted to $38.0 million or $0.52 per diluted unit, 79 percent higher than the $21.2 million during the same period a year earlier. Although volumes and prices were higher in the quarter, revenue and cash flow were negatively impacted by the appreciation of the Canadian dollar.

In the fourth quarter, an additional $827,000 of the Trust's 11 percent convertible debentures were converted at the price of $9.75 per unit. The convertible debentures outstanding as at December 31, 2003 have been reduced to $19.3 million from the original issue of $45 million in December 2002.

On October 27, 2003, Acclaim closed an equity issue of 4.26 million Trust units at $11.00 per unit for gross proceeds of $46.8 million. The Trust also issued 1.3 million Trust units, at a weighted average cost of $11.29 per Trust unit to shareholders of Exodus to partially fund the acquisition.

CASH DISTRIBUTIONS

During fiscal 2003, Acclaim paid total cash distributions of $121.4 million or $1.95 per Trust unit, providing a 2003 payout ratio of 81 percent on an annualized per unit basis. Cash distributions paid to unitholders in the fourth quarter 2003 totaled $35.9 million or $0.488 per unit, representing the fifth consecutive quarter of consistent distributions. The fourth quarter payout ratio increased to 93 percent on a per unit basis as cash flow was negatively affected by the rising Canadian dollar and higher operating costs, coupled with the impact of an equity issue of 4.25 million Trust units which closed October 27, 2003.

RESERVES

Highlights

- Replaced 557 percent of annual production at a finding, development and acquisition ("FD&A") cost of $9.44 per boe before consideration of future development capital ("FDC") and revisions for the proved plus probable reserves category. Including FDC and revisions, the FD&A cost was $10.93 per boe.

- FD&A costs for proved reserves were $10.86 per boe before FDC and revisions and $13.62 per boe including FDC and revisions.

- Proved producing reserves increased 83 percent to 57 mmboe from 31 mmboe at December 31, 2002; proved reserves increased 62 percent from 43 mmboe at December 31, 2002 to 69 mmboe at December 31, 2003; and proved plus probable reserves increased 73 percent to 86 mmboe at December 31, 2003.

- Increased the ratio of proved producing to total proved reserves from 73 percent at year end 2002 to 83 percent at year end 2003. In addition, using a 10 percent discount factor, proved producing reserves now represent 89 percent of the value of total proved reserves compared to 81 percent last year. Acclaim has substantially increased the portion of reserves that provide cash flow and support distributions to unitholders.

- Proved producing reserves are comprised of 45 percent natural gas, 45 percent crude oil and natural gas liquids and 10 percent heavy oil.

Acclaim's oil and gas reserves as at January 1, 2004 were evaluated by the independent engineering firm of Gilbert Laustsen Jung Associates Ltd. ("GLJ"). Their evaluation report is prepared in accordance with National Instrument ("NI 51-101"), the new standards of disclosure for oil and gas activities as mandated by the Canadian Securities Administrators for year-ends beginning with December 31, 2003.

NI 51-101 replaces the former National Policy 2-B ("NP 2-B") and requires a higher degree of confidence in the assignment of oil and gas reserves. Under NI 51-101, proved reserves are defined to have a 90 percent probability that the actual reserves recovered will equal or exceed the assigned estimates compared to the previous definition of "reasonable certainty" as stipulated by NP 2-B. Also, under NI 51-101, probable reserves are defined to have a 50 percent probability that the actual reserves recovered will equal or exceed the assigned estimates compared to the previous definition of "likelihood of existence" in NP 2-B. Because of the more stringent requirements under NI 51-101, the industry has adopted the interpretation that the new proved plus probable (P-50) reserves represent the most "realistic" estimates of remaining recoverable reserves. The following reserves information also adopts the general industry practice of comparing the new P-50 reserves to the previous proved plus risk adjusted (50 percent) probable reserves, commonly referred to as "established reserves", under NP 2-B.

GLJ's evaluation of reserves for 2003 resulted in downward technical revisions of 1.6 mmboe or 2.8 percent for proved producing reserves, 7.7 mmboe or 11.2 percent for total proved reserves and 4.0 mmboe or 4.6 percent of proved plus probable reserves.

Total proved reserves were most affected. Under the more stringent requirements of NI 51-101, recovery factors were lowered and future drilling locations were reduced, which affected proved developed non-producing and proved undeveloped reserves. As a result of these requirements coupled with the higher ratio of proved producing to total proved reserves related to the acquisitions completed in 2003, Acclaim's ratio of proved producing to total proved reserves improved significantly to 83 percent from 73 percent last year.

Acclaim did not record any negative revisions on the acquisitions completed in 2003.

Forecasted Prices and Costs

Summary of Oil and Gas Reserves
Company Interest[(1)]

	Light and Medium Crude Oil	Heavy Oil	Natural Gas Liquids	Natural Gas	BOE
	(mbbls)	*(mbbls)*	*(mbbls)*	*(mmcf)*	*(mboe)*
Proved					
Developed producing	21,009	5,859	4,474	154,163	57,036
Developed non-producing	1,244	633	181	12,072	4,070
Undeveloped	4,272	1,153	507	10,976	7,761
Total proved	26,526	7,645	5,162	177,212	68,868
Probable	5,862	2,014	1,403	46,426	17,017
Total proved plus probable	32,388	9,659	6,564	223,638	85,884

Note: May not add due to rounding

[(1)] "Company Interest" means in relation to Acclaim Energy's interest in reserves, its "Corporation gross reserves", which are Acclaim Energy's working interest (operating and non-operating) share before deduction of royalties, plus Acclaim Energy's royalty interests in reserves.

Net Present Value of Reserves – Forecasted Prices and Costs

	Undiscounted	at 5%	at 10%	at 15%	at 20%
	($M)	*($M)*	*($M)*	*($M)*	*($M)*
Proved					
Developed producing	889,158	709,851	602,752	530,340	477,437
Developed non-producing	66,161	43,041	32,263	25,951	21,762
Undeveloped	93,826	59,499	39,916	27,583	19,288
Total proved	1,049,145	812,392	674,930	583,874	518,487
Probable	258,698	155,165	107,490	80,398	63,038
Total proved plus probable	1,307,843	967,557	782,420	664,272	581,525

Note: May not add due to rounding. Estimates of net present values do not represent fair market value.

Pricing Assumptions – Forecasted Prices and Costs

The first six years of the GLJ April 1, 2004 price forecast are presented below. These prices have been utilized in determining the reserves and cash flow forecasts above.

Year	Crude Oil WTI	Crude Oil Edmonton Light	Natural Gas AECO	Bank of Canada Average Noon Exchange Rate
	($US/bbl)	*($CDN/bbl)*	*($CDN/MMBtu)*	*($US/$CDN)*
2004	34.25	44.75	6.65	0.750
2005	29.00	37.75	5.55	0.750
2006	27.00	35.25	5.20	0.750
2007	25.00	32.50	5.00	0.750
2008	25.00	32.50	5.00	0.750
2009	25.00	32.50	5.00	0.750

Constant Prices and Costs

Summary of Oil and Gas Reserves
Company Interest [(1)]

	Light and Medium Crude Oil	Heavy Oil	Natural Gas Liquids	Natural Gas	BOE
	(mbbls)	*(mbbls)*	*(mbbls)*	*(mmcf)*	*(mboe)*
Proved					
Developed producing	21,924	6,030	4,524	156,062	58,489
Developed non-producing	1,226	644	183	12,008	4,054
Undeveloped	4,207	1,159	504	10,902	7,687
Total proved	27,357	7,833	5,212	178,972	70,231
Probable	6,053	2,037	1,401	46,497	17,241
Total proved plus probable	33,410	9,870	6,614	225,469	87,472

Note: May not add due to rounding

(1) "Company Interest" means in relation to Acclaim Energy's interest in reserves, its "Corporation gross reserves", which are Acclaim Energy's working interest (operating and non-operating) share before deduction of royalties, plus Acclaim Energy's royalty interests in reserves.

Net Present Value of Reserves – Constant Prices and Costs

	Undiscounted	Discounted at 5%	Discounted at 10%	Discounted at 15%	Discounted at 20%
	($M)	*($M)*	*($M)*	*($M)*	*($M)*
Proved					
Developed producing	1,086,952	838,659	693,015	596,160	526,533
Developed non-producing	78,528	52,151	39,217	31,400	26,130
Undeveloped	130,384	84,649	58,404	41,790	30,556
Total proved	1,295,864	975,459	790,636	669,349	583,219
Probable	322,443	197,193	137,289	102,682	80,360
Total proved plus probable	1,618,307	1,172,652	927,926	772,031	663,580

Note: May not add due to rounding

Pricing Assumptions – Constant Prices and Costs

Year	Crude Oil WTI	Crude Oil Edmonton Light	Natural Gas AECO	Exchange Rate
	($US/bbl)	*($CDN/bbl)*	*($CDN/MMBtu)*	*($US/$CDN)*
(Year End)				
2003	32.52	40.81	6.09	0.7738

RESERVE RECONCILIATION

Reconciliation of Company Interest [1] Reserves by Principal Product Type

Forecast Prices and Costs

	Light and Medium Crude	Heavy Oil	Natural Gas	Natural Gas Liquids	BOE
	(mbbl)	*(mbbl)*	*(mmcf)*	*(mbbl)*	*(mboe)*
Proved Producing					
Opening Balance	10,229	2,915	86,945	3,480	31,115
Acquisitions	12,746	3,059	95,798	2,178	33,950
Dispositions	(163)	-	(517)	-	(249)
Discoveries	44	43	3,194	129	749
Extentions	259	257	2,284	41	937
Improved Recovery	-	-	-	-	-
Economic Factors	56	8	72	1	77
Technical Revisions	253	237	(8,836)	(626)	(1,609)
Production	(2,416)	(660)	(24,777)	(729)	(7,934)
Closing Balance	**21,009**	**5,859**	**154,163**	**4,474**	**57,036**
Total Proved					
Opening Balance	14,949	4,182	114,726	4,369	42,621
Acquisitions	15,612	4,013	110,898	2,530	40,639
Dispositions	(372)	-	(553)	-	(465)
Discoveries	29	-	3,220	76	642
Extentions	428	130	2,651	40	1,040
Improved Recovery	-	-	-	-	-
Economic Factors	32	9	98	5	62
Technical Revisions	(1,737)	(30)	(29,052)	(1,129)	(7,738)
Production	(2,416)	(660)	(24,777)	(729)	(7,934)
Closing Balance	**26,526**	**7,645**	**177,212**	**5,162**	**68,868**
Proved Plus Probable					
Opening Balance	17,505	4,890	133,657	4,938	49,609
Acquisitions	18,160	4,063	130,085	2,906	46,810
Dispositions	(529)	-	(644)	-	(637)
Discoveries	51	-	3,831	93	783
Extentions	499	137	3,102	48	1,201
Improved Recovery	-	-	-	-	-
Economic Factors	27	13	111	4	63
Technical Revisions	(909)	1,216	(21,726)	(697)	(4,010)
Production	(2,416)	(660)	(24,777)	(729)	(7,934)
Closing Balance	**32,388**	**9,659**	**223,638**	**6,564**	**85,884**

Note: May not add due to rounding

[1] "Company Interest" means in relation to Acclaim Energy's interest in reserves, its "Corporation gross reserves", which are Acclaim Energy's working interest (operating and non-operating) share before deduction of royalties, plus Acclaim Energy's royalty interests in reserves.
Acclaim has included royalty interest reserves in this analysis so that a comparison can be made to the previous January 1, 2003 evaluation.
Royalty interest volumes are as follows: PP 446 mboe; TP 462 mboe; and P+P 593 mboe.

2003 FINDING, DEVELOPMENT AND NET ACQUISITION COSTS (FD&A)

	Capital Expenditures	Company Interest Reserve Additions	Reserve Costs
	($thousands)	*(mboe)*	*($/boe)*
Proved Producing			
Total FD&A (a)	454,633	35,387	12.85
Change in FDC (b) (1)	2,932	n/a	n/a
Revisions (c)	n/a	(1,609)	n/a
Total FD&A including change in FDC (a+b)	457,565	35,387	12.93
Total FD&A including change in FDC and revisions (a+b+c)	457,565	33,778	13.55
Total Proven			
Total FD&A (a)	454,633	41,856	10.86
Change in FDC (b) (1)	10,200	n/a	n/a
Revisions (c)	n/a	(7,738)	n/a
Total FD&A including change in FDC (a+b)	464,833	41,856	11.11
Total FD&A including change in FDC and revisions (a+b+c)	464,833	34,118	13.62
Proven Plus Probable			
Total FD&A (a)	454,633	48,157	9.44
Change in FDC (b) (1)	27,800	n/a	n/a
Revisions (c)	n/a	(4,010)	n/a
Total FD&A including change in FDC (a+b)	482,433	48,157	10.02
Total FD&A including change in FDC and revisions (a+b+c)	482,433	44,147	10.93

(1) Reconciliation of Changes in Future Development Capital

When calculating the change in future development capital costs, this change may not be comparable as the costs are computed under different proved plus probable reserve definitions. For proved plus probable reserves we have compared the 2004 future development costs with the 2003 established future development costs.

CHANGE IN FUTURE DEVELOPMENT CAPITAL

($ thousands)	*Proved Producing*	*Total Proven*	*Proven Plus Probable*
2004	*4,000*	*62,600*	*90,900*
2003	*1,068*	*52,400*	*63,100*
Change	*2,932*	*10,200*	*27,800*

RESERVE LIFE INDEX

The Company's reserve life index has been determined by using GLJ's proved producing average annual production rates.

The 2004 total proved plus probable index is compared to the 2003 established index.

Reserve Life Index	Proved Producing	Total Proved	Total Proved Plus Probable
2003	5.9	8.1	9.5
2004	6.2	7.5	9.4

OUTLOOK

Balance, creation of a solid foundation and increased opportunities summarize what was a very successful year for Acclaim. In 2003, the Trust executed on a deliberate strategy to strengthen and diversify its asset base. Acclaim exited 2003 with a balanced production portfolio weighted 52 percent to natural gas and 48 percent to crude oil and natural gas liquids. In addition, through the acquisitions completed in 2003, Acclaim achieved greater balance across the Western Canadian Sedimentary Basin, from northeastern British Columbia through Alberta to southeastern Saskatchewan. We are confident that this portfolio can provide reliable production and solid netbacks to support our distributions.

As Acclaim evaluates the properties acquired in 2003, we continue to identify opportunities for further exploitation through production optimization, reservoir management and drilling. In 2004, we expect to be more active than in 2003 and look to spend between $40 and $50 million pursuing these opportunities.

With the transactions completed in 2003, we have now established a track record of making quality acquisitions, accretive on all measures, of excellent assets, which create value for our unitholders. In 2004, we will continue to pursue both corporate and property acquisition opportunities with a view to further grow our business.

Acclaim intends to maintain a conservative payout ratio in 2004 within its stated range of 75 to 85 percent of cash flow from operations. With strength in commodity prices, unitholders can expect that Acclaim will continue to provide consistency and reliability with its monthly distributions.

Jack C. Lee
Chairman
March 18, 2004

J. Paul Charron
President & Chief Executive Officer

Management's Discussion & Analysis

Management's Discussion and Analysis ("MD&A") should be read in conjunction with the Consolidated Financial Statements and Notes thereto of Acclaim Energy Trust ("Acclaim") for the year ended December 31, 2003. The consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). The business combination of Acclaim and Ketch Energy Ltd. ("Ketch"), which occurred on October 1, 2002, was accounted for as a reverse takeover of Acclaim by Ketch. Accordingly, the comparative figures for the prior year are the results of operations and cash flows of Ketch for the full year 2002 and those of Acclaim from the date of acquisition, October 1, 2002. This discussion provides Management's analysis of Acclaim's historical financial and operating results and provides estimates of Acclaim's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. You should be aware that historical results are not necessarily indicative of future performance.

We use the term cash flow from operations, which is defined as net income before deducting non-cash expenses, to analyze operating performance and leverage. Cash flow does not have a standardized measure prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other companies or trusts.

All references are to Canadian dollars unless otherwise indicated. Natural gas volumes recorded in thousand cubic feet ("mcf") are converted to barrels of oil equivalent ("boe") using the ratio of six (6) thousand cubic feet to one (1) barrel of oil ("bbl").

RESULTS OF OPERATIONS

Revenue

	Three months ended December 31		Year ended December 31	
Revenue analysis *($000s)*	**2003**	2002	**2003**	2002
Natural gas	**$ 38,313**	$ 21,602	**$ 149,387**	$ 58,632
Crude oil and natural gas liquids	**35,546**	22,945	**130,054**	59,941
Royalty income	**747**	244	**1,968**	336
Hedging gain (loss)	**(612)**	(3,215)	**(9,635)**	546
Petroleum and natural gas sales	**$ 73,994**	$ 41,576	**$ 271,774**	$ 119,455

Petroleum and natural gas revenue totaled $271.8 million in 2003 as compared to $119.5 million for the same period in 2002. The increase is attributable to increased commodity prices year over year and increased production volumes from the acquisitions made throughout 2003. Included in petroleum and natural gas sales are $9.6 million of commodity hedging losses (2002 – gain $0.5 million).

For the three months ended December 31, 2003, petroleum and natural gas revenue totaled $74.0 million as compared to $41.6 million for the same period in 2002. Included was the full quarter impact of the Natural Gas Property acquisition, which closed on August 14, 2003, and the effect of the Exodus acquisition from the date of closing, December 19, 2003.

	Three months ended December 31		Year ended December 31	
Production	**2003**	2002	**2003**	2002
Natural gas (mmcf/d)	**80.1**	44.1	**67.9**	43.4
Crude oil (bbl/d)	**9,486**	6,325	**8,427**	3,971
Natural gas liquids (bbl/d)	**2,179**	1,417	**1,997**	1,331
Barrels of oil equivalent (boe/d)	**25,009**	15,089	**21,738**	12,542

Natural gas sales in 2003 averaged 67.9 mmcf/d, 56 percent higher than the 43.4 mmcf/d reported for the same period in 2002. Crude oil and liquids production averaged 10,424 bbls/d, an increase of 97 percent from 5,302 bbls/d reported in the prior year. The increase is directly attributable to the combination of Acclaim and Ketch Energy on October 1, 2002, the Elk Point acquisition, which closed January 28, 2003, the West Central Alberta Property acquisition, which closed June 28, 2003 and the Natural Gas Property acquisition, which closed August 14, 2003.

For the three months ended December 31, 2003 natural gas sales averaged 80.1 mmcf/d, 82 percent higher than the 44.1 mmcf/d reported for the fourth quarter 2002. Crude oil and liquids production increased 51 percent to 11,665 bbls/d from 7,742 bbls/d reported for the same period a year earlier.

	Three months ended December 31		Year ended December 31	
Average Commodity Prices (net of hedging)	**2003**	2002	**2003**	2002
Natural gas ($/mcf)	**5.28**	4.98	**5.88**	4.03
Crude oil ($/bbl)	**33.25**	32.11	**34.00**	32.14
Natural gas liquids ($/bbl)	**29.98**	20.58	**29.40**	18.48

Our natural gas price after hedging averaged $5.88/mcf during 2003, an increase of 46 percent from $4.03/mcf reported for the equivalent period in 2002. Crude oil prices after hedging averaged $34.00/bbl as compared to $32.14/bbl a year earlier.

Benchmark Prices	**2003**	2002
WTI Crude oil (US$/bbl)	**31.06**	26.10
NYMEX natural gas (US$/mcf)	**5.86**	3.25
AECO natural gas ($/mcf)	**6.67**	4.08
Canadian/US Dollar Exchange Rate	**0.7135**	0.6368

Royalties

	Three months ended December 31		Year ended December 31	
Royalties *($000s)*	**2003**	2002	**2003**	2002
Royalties, net of ARTC	**$ 12,608**	$ 9,967	**$ 53,316**	$ 26,693
% of sales	**16.9%**	22.2%	**19.1%**	22.5%
$/boe	**$ 5.48**	$ 7.17	**$ 6.76**	$ 5.83

For 2003, royalties averaged $6.76/boe or approximately 19 percent of Acclaim's total petroleum and natural gas sales price (before hedging) of $35.47. This compares to $5.83/boe or 22 percent of average sales price reported for the same period in 2002.

For the three months ended December 31, 2003, royalties totaled $12.6 million as compared to $10.0 million during the same period a year earlier due to higher product prices and production volumes. During the fourth quarter, royalties as a percentage of sales averaged approximately 17 percent. The reduced rate results from certain one-time adjustments for allowable costs.

Operating Costs

Operating Costs *($000s)*	Three months ended December 31 2003	2002	Year ended December 31 2003	2002
Operating costs	$ 16,136	$ 7,523	$ 50,179	$ 22,702
$/boe	$ 7.01	$ 5.42	$ 6.32	$ 4.96

Our operating costs increased to $50.2 million compared to $22.7 million during the same period a year earlier. On a unit-of-production basis, operating costs averaged $6.32/boe compared to $4.96/boe for the prior year. Operating costs associated with the original Acclaim properties, Elk Point assets, the West Central Alberta and Natural Gas assets acquired are higher than those of the Ketch Energy properties, therefore resulting in an increase on a year-over-year basis.

During the fourth quarter operating costs totaled $16.1 million or $7.01/boe as compared to $7.5 million or $5.42/boe in 2002. The increase reflects higher operating costs associated with the more mature assets acquired during the year, additional maintenance directed at the newly purchased assets and increased power and supplier costs for all properties. It is anticipated that operating costs will continue to average approximately $6.50/boe reflecting the nature of the assets recently acquired and higher costs generally throughout the sector.

We continue to focus efforts on operational efficiencies that will optimize production and reduce operating costs on a unit-of-production basis.

Netbacks

Operating netbacks *($/boe)*	Three months ended December 31 2003	2002	Year ended December 31 2003	2002
Sale price	$ 32.16	$ 29.95	$ 34.25	$ 26.09
Less:				
Royalties	5.48	7.18	6.76	5.83
Operating costs	7.01	5.42	6.32	4.96
Operating netback	19.67	17.35	21.17	15.30
General and administrative	1.42	0.80	1.28	0.73
Interest on long-term debt	1.20	1.07	1.11	1.42
Stock compensation - cash paid	0.22	-	0.06	-
Current and large corporation tax	0.29	0.23	0.30	0.21
Cash netback	$ 16.54	$ 15.25	$ 18.42	$ 12.94

Operating netbacks represent the profit margin associated with the production and sale of petroleum and natural gas. For 2003, three factors influenced our netbacks: commodity prices, the Canadian dollar, and operating costs.

Although our operating netback increased to $21.17/boe as compared to $15.30/boe in 2002, they would have been approximately 9.0 percent higher had the Canadian dollar not appreciated 15 percent during the year.

General and Administrative Expenses

General and Administrative Expenses *($000s)*	Three months ended December 31 2003	2002	Year ended December 31 2003	2002
G&A expenses	**$ 3,671**	$ 1,689	**$ 12,784**	$ 5,609
Overhead recoveries	**(413)**	(585)	**(2,648)**	(2,247)
Net G&A expenses	**$ 3,258**	$ 1,104	**$ 10,136**	$ 3,362
$/boe	**$ 1.42**	$ 0.80	**$ 1.28**	$ 0.73

General and administrative expenses net of overhead recoveries totaled $10.1 million in 2003, as compared to $3.4 million in 2002. On a unit-of-production basis, general and administrative expenses averaged $1.28/boe as compared to $0.73/boe for the same period in 2002.

During 2003, we increased our head office staff from 48 at December 31, 2002 to 83 at December 31, 2003. Field staff increased from 22 at December 31, 2002 to 62 at December 31, 2003. This increase was necessary to properly manage our increasing property base. The cost increases are primarily related to these additional staffing levels including salary, benefits and rent.

For the three months ended December 31, 2003, general and administrative expenses increased slightly to $1.42/boe, as costs associated with increased staffing levels begin to align with volumes associated with recent acquisitions.

Interest Expense

Interest Expense *($000s)*	Three months ended December 31 2003	2002	Year ended December 31 2003	2002
Interest expense	**$ 2,765**	$ 1,489	**$ 8,841**	$ 6,505
Bank loans, December 31	**$ 208,997**	$ 73,355	**$ 208,997**	$ 73,355

Interest expense, representing interest on bank debt increased to $8.8 million or $1.11/boe from $6.5 million or $1.42/boe a year earlier. During 2003, average debt levels increased as acquisitions were made utilizing our bank facility to partially fund the transactions.

Interest rates continue to be favorable and are not expected to increase substantially in the short-term. Average rates incurred by Acclaim during 2003 approximated 4.6 percent.

Depletion, Depreciation and Amortization

The current year provision for depletion and depreciation totaled $98.8 million as compared to $60.1 million in 2002. On a unit-of-production basis, depletion and depreciation costs averaged $12.45/boe as compared to $13.12/boe in 2002. The increase in the 2003 provision is due to the four acquisitions, which increased property, plant and equipment by approximately $412 million.

For 2004, increases or decreases in the depletion rate on a unit-of-production basis will be influenced by the reserves added through acquisitions and the 2004 drilling program.

Provision For Site Restoration

For 2003 the provision totaled $6.1 million as compared to $2.7 million in 2002. At December 31, 2003, $22.9 million is reflected as an accumulated provision in the financial statements.

Income Taxes

Estimated Income Tax Pools *($000s)*	December 31, 2003	
Undepreciated capital costs	$	109,310
Canadian oil and gas property expenses		211,950
Canadian exploration expenses		72,079
Canadian development expenses		63,538
Foreign exploration and development expenses		2,174
Non capital losses		67,095
Financing charges		9,542
Other		19,770
Total estimated income tax pools	$	555,458

Including the acquisitions of Elk Point, the West Central Alberta Property, and the Natural Gas Properties, Acclaim has accumulated tax pools of approximately $555 million. Acclaim estimates that all distributions in 2004, based on the current commodity price environment and estimated financial results for the year, will be tax deferred and treated as a return of capital in Canada.

During 2003, Acclaim recorded a future income tax recovery of $22.8 million due to substantively enacted changes in federal and Alberta provincial income tax rates. The changes to be enacted over the next five years reduce the applicable rate on resource income from 28 percent to 21 percent, allows for the deduction of crown royalties and eliminates the deduction for resource allowance.

During the fourth quarter, the above noted recovery was adjusted to reflect amendments made to the rates used.

Capital Expenditures

Capital Expenditures *($000s)*		2003		2002
Land	$	1,179	$	5,059
Geological and geophysical		2,655		4,606
Drilling		20,238		27,523
Production equipment and facilities		16,254		13,627
Net development expenditures		40,326		50,815
Office equipment		1,335		-
Property acquisitions		211,073		9,181
Dispositions		(6,013)		(665)
Acclaim acquisition		-		135,500
Elk Point acquisition		170,000		-
Exodus acquisition		37,912		-
Total capital expenditures	$	454,633	$	194,831

During 2003, expenditures for exploration and development activities totaled $40.3 million as compared to $50.8 million in 2002. A total of 50 gross (31.31 net) wells were drilled during the year, including 11 gross (6.11 net) wells in the fourth quarter, compared to 10.0 gross (5.5 net) wells during the same period in 2002.

For 2004, the Board of Directors has approved a capital budget of $40 million for exploration and development projects. These projects will be financed through a combination of cash flow and, if necessary, utilization of existing bank lines.

Acquisition of reserves will continue to play an important role in our ongoing business activities. Potential asset and corporate acquisitions will continue to be evaluated and the source of funding for a successful transaction will be determined on an as required basis.

Cash Flow and Earnings

	Three Months ended	December 31	Year ended	December 31
($000s)	**2003**	2002	**2003**	2002
Cash flow from operations	**$ 38,044**	$ 21,172	**$ 146,105**	$ 59,259
Net earnings (loss)	**$ 786**	$ 1,709	**$ 46,013**	$ (1,544)
Unitholders' equity	**$ 608,389**	$ 371,759	**$ 608,389**	$ 371,759

For the year ended December 31, 2003, our cash flow from operations totaled $146.1 million or $2.40 per diluted unit, representing a 146 percent increase from the $59.3 million, or $2.30 per diluted unit during the same period in 2002. The increase is due to higher production levels associated with the acquisition of Elk Point, and the West Central Alberta and Natural Gas Property acquisitions which closed during the year. Our weighted average units outstanding totaled 60.7 million for the year ended December 31, 2003.

We had fourth quarter cash flow of $38.0 million or $0.52 per basic and diluted unit as compared to $21.2 million or $0.54 per basic and diluted unit during the same quarter in 2002. The increase is attributable to an increase in commodity prices and increased production levels resulting from the acquisitions completed in 2003.

Net earnings for 2003 totaled $46.0 million or $0.67 per diluted unit, compared to a loss of $1.5 million or ($0.06) per diluted unit in 2002. Fourth quarter earnings before the provision for future income taxes totaled $6.2 million as compared to $2.1 million during the same period a year earlier.

LIQUIDITY AND CAPITAL RESOURCES

Acclaim has an extendible revolving term credit facility with a syndicate of financial institutions in the amount of $300 million including a $285 million revolving facility and a $15 million operating facility. Available borrowings are limited by a borrowing base, most recently established based on the value of petroleum and natural gas assets as determined by the lenders. The loan is reviewed annually and may be extended at the option of the lender for an additional 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. The loan has therefore been classified as long-term on the balance sheet.

At December 31, 2003, $209.0 million was drawn under the facility. Working capital liquidity is maintained by drawing from and repaying the unutilized credit facilities as needed. At December 31, 2003, Acclaim had a working capital deficiency of $5.0 million.

As at December 31, 2003 Acclaim had issued capital of 74.6 million units. Approximately 10.5 million units were issued during the first quarter on the acquisition of Elk Point. An additional 9.7 million units were issued in conjunction with the West Central Alberta Property acquisition, an additional 6.6 million units were issued in conjunction with the Natural Gas Property acquisition, and 1.3 million units in conjunction with the Exodus transaction.

Liquidity and capital resources *($000s)*		**2003**
Long term debt	$	208,997
Working capital deficit		4,996
Net debt[1]		213,993
Units outstanding (000's)		74,601
Trust unit price		12.00
Market value		895,212
Convertible debentures		19,326
Total capitalization	$	1,128,531

[1] Net debt excludes the 11% convertible debentures which are classified as equity.

ACCLAIM ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
As at December 31

($000s)	2003	2002
ASSETS		
Current Assets		
Accounts receivable	$ 60,720	$ 36,701
Prepaid expenses	8,202	7,984
	68,922	44,685
Property, plant and equipment *(Note 3)*	918,767	562,548
Goodwill *(Note 2)*	87,954	51,178
Total assets	$ 1,075,643	$ 658,411
LIABILITIES AND UNITHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 61,709	$ 45,926
Distributions payable	11,881	6,376
Debenture payable	-	3,225
Hedging obligation and other liabilities *(Note 5)*	328	1,275
Bank debt *(Note 4)*	-	73,355
	73,918	130,157
Bank debt *(Note 4)*	208,997	-
Hedging obligation and other liabilities *(Note 5)*	2,161	4,418
Future income taxes *(Note 11)*	159,312	143,339
Future site restoration and abandonment	22,866	8,738
	467,254	286,652
Commitments and guarantees (Note 14)		
UNITHOLDERS' EQUITY		
Capital *(Note 6)*	657,475	317,734
Convertible preferred shares *(Note 8)*	-	8,566
Exchangeable shares *(Note 8)*	8,566	-
Convertible debentures *(Note 7)*	19,326	42,363
Accumulated earnings	63,385	22,121
Accumulated distributions *(Note 10)*	(140,363)	(19,025)
	608,389	371,759
Total liabilities and unitholders' equity	$ 1,075,643	$ 658,411

See accompanying notes to consolidated financial statements

ACCLAIM ENERGY TRUST

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND ACCUMULATED EARNINGS

	Three Months Ended December 31		Year Ended December 31	
($000s except per unit amounts)	**2003**	2002	**2003**	2002
REVENUE				
Petroleum and natural gas sales	**$ 73,994**	41,576	**$ 271,774**	$ 119,455
Royalty expense (net of Alberta Royalty Tax Credit)	**(12,608)**	(9,967)	**(53,616)**	(26,693)
	61,386	31,609	**218,158**	92,762
EXPENSES				
Operating	**16,136**	7,523	**50,179**	22,702
General and administrative	**3,258**	1,104	**10,136**	3,362
Interest	**2,765**	1,489	**8,841**	6,505
Stock compensation	**1,431**	-	**2,075**	-
Depletion, depreciation and amortization	**29,213**	18,153	**98,800**	60,065
Provision for site restoration	**2,300**	1,263	**6,131**	2,719
	55,103	29,532	**176,162**	95,353
Earnings (loss) before taxes	**6,283**	2,077	**41,996**	(2,591)
Provision for capital taxes	**672**	319	**2,386**	935
Provision for (recovery of) future income taxes *(Note 11)*	**4,825**	47	**(6,403)**	(1,982)
NET EARNINGS (LOSS)	**786**	1,711	**46,013**	(1,544)
Accumulated earnings, beginning of year	**63,015**	22,192	**22,121**	25,447
Interest on convertible debentures *Note 7)*	**(416)**	(188)	**(3,826)**	(188)
Dividends on preferred shares	**-**	-	**(923)**	-
Repurchase of options for cancellation *(Note 9)*	**-**	(1,594)	**-**	(1,594)
Accumulated earnings, end of year	**$ 63,385**	$ 22,121	**$ 63,385**	$ 22,121
Net earnings (loss) per unit *(Note 13)*				
Basic	**$ 0.01**	$ 0.04	**$ 0.68**	$ (0.06)
Diluted	**$ 0.01**	$ 0.04	**$ 0.67**	$ (0.06)
Weighted average units outstanding				
Basic	**72,833**	38,963	**60,696**	25,169
Diluted	**73,176**	39,061	**60,898**	25,169

See accompanying notes to consolidated financial statements

ACCLAIM ENERGY TRUST

CONSOLIDATED STATEMENT OF CASH FLOWS

	Three Months Ended December 31		Year Ended December 31	
($000s except per unit amounts)	**2003**	2002	**2003**	2002
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:				
OPERATING ACTIVITIES				
Net earnings (loss)	**$ 786**	$ 1,709	**$ 46,013**	$ (1,544)
Adjustments for:				
Stock compensation (net of cash payments of $511,000)	**920**	-	**1,564**	-
Depletion, depreciation and amortization	**29,213**	18,152	**98,800**	60,066
Provision for future site restoration	**2,300**	1,264	**6,131**	2,719
Provision for (recovery of) future income taxes	**4,825**	47	**(6,403)**	(1,982)
Cash flow from operations	**38,044**	21,172	**146,105**	59,259
Changes in non-cash operating working capital	**886**	(9,941)	**(9,518)**	(4,723)
Cash flow provided by operating activities	**38,930**	11,231	**136,587**	54,536
FINANCING ACTIVITIES				
Proceeds from (repayment of) bank debt	**(17,167)**	(64,429)	**71,363**	(70,929)
Repayment of debentures	**(753)**	(824)	**(3,225)**	(824)
Proceeds from issuance of units and shares, net of issue costs	**45,252**	41,711	**208,448**	66,009
Proceeds from issuance of convertible debentures net of issue costs	**-**	43,200	**-**	43,200
Repurchase of options for cancellation	**-**	-	**-**	(1,594)
Reduction of hedging and other liabilities	**(1,572)**	(510)	**(4,593)**	(1,490)
Distributions to unitholders	**(35,224)**	(14,396)	**(115,833)**	(14,396)
Interest paid on convertible debentures	**(416)**	(188)	**(3,826)**	(188)
Dividends on preferred shares	**-**	-	**(923)**	-
Changes in non-cash financing working capital	**(2,573)**	-	**(2,864)**	-
Cash flow provided (used) by financing activities	**(12,453)**	4,564	**148,547**	19,788
Cash flow provided (used) by operating and financing activities	**26,477**	15,795	**285,134**	74,324
INVESTING ACTIVITIES				
Acquisition of petroleum and natural gas properties	**(1,554)**	(4,437)	**(211,073)**	(9,181)
Disposition of petroleum and natural gas properties	**1,291**	-	**6,013**	665
Capital expenditures	**(14,143)**	(433)	**(41,661)**	(50,815)
Acquisition of subsidiaries *(Note 2)*	**(14,593)**	(11,942)	**(35,037)**	(11,942)
Site restoration and abandonment costs incurred	**(1,301)**	-	**(1,301)**	-
Change in non-cash investing working capital	**3,823**	1,017	**(2,075)**	(3,051)
Cash used in investing activities	**(26,477)**	(15,795)	**(285,134)**	(74,324)
Cash, beginning and end of year	**$ -**	$ -	**$ -**	$ -
The Trust paid the following cash amounts:				
Interest	**$ 2,264**	$ 1,651	**$ 7,761**	$ 6,082
Taxes	**$ 1,480**	$ 463	**$ 5,076**	$ 935

See accompanying notes to consolidated financial statements

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
These consolidated financial statements include the accounts of Acclaim Energy Trust and its direct and indirect wholly owned subsidiaries and partnerships (collectively, "Acclaim" or the "Trust") using reverse takeover accounting as described in *Note 2e.* The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management of the Trust to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimated. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality and within the framework of the significant accounting principles outlined on the following page.

Unit Consolidation
Effective May 31, 2003, the Trust units were consolidated on a one (1) for 2.5 basis. Trust units, options outstanding and other per unit information have been retroactively restated to reflect the consolidation.

Petroleum and natural gas properties
The Trust follows the full-cost method of accounting for petroleum and natural gas operations, whereby all costs related to the exploration and development of petroleum and natural gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, costs of drilling both productive and non-productive wells, well equipment, flowline and plant costs, geological and geophysical expenses and overhead expenses directly related to exploration and development activities.

Gains or losses on sales of properties are recognized only when crediting the proceeds to the recorded costs would result in a change of 20 percent or more in the depletion and depreciation rate.

Capitalized costs are depleted using the unit-of-production method based on estimated proved reserves of petroleum and natural gas before royalties as determined by independent petroleum engineers. Costs relating to unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether or not proved reserves exist or if impairment occurs. Proved natural gas reserves and production are converted to equivalent volumes of crude petroleum based on the approximate relative energy content ratio of six thousand cubic feet of natural gas to one barrel of crude oil.

The net book value of the Trust's petroleum and natural gas properties and equipment is subject to a cost recovery test (the "ceiling test"). The Trust estimates the future net revenues, using year-end prices, plus the lower of cost and estimated fair value of unproven properties, less future site restoration and abandonment costs, general and administrative expenses, financing costs and income taxes. Any deficiency in the future recoverable costs as compared to the net book value is charged to current operations as part of depletion and depreciation expense.

The amounts recorded for depletion and depreciation of property and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test calculation is based on estimates of proven reserves, production rates, crude oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and changes in such estimates may impact the financial statements in future periods.

Goodwill
Goodwill is tested annually for impairment. A goodwill impairment provision would be recognized when the amount of goodwill exceeds its fair value. Should an impairment provision be required, it will be charged to earnings in the period of impairment.

Future site restoration and abandonment costs
Future site restoration and abandonment costs are provided for using the unit-of-production method. Costs are estimated each year by management in consultation with the Trust's independent petroleum engineers based on current regulations, costs, technologies and industry standards. The actual future site restoration and abandonment costs are charged to the accumulated provision account as incurred.

Joint venture
A portion of the Trust's development and production activities are conducted jointly with others. These financial statements reflect only the Trust's proportionate interest in such activities.

Revenue recognition
Revenue associated with sales of crude oil, natural gas and natural gas liquids is recognized when title passes to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

Depreciation
Office furniture and equipment is depreciated on a declining-balance method at annual rates of 10 percent to 33 percent.

Unit-based compensation plan
The Trust has a unit-based compensation plan for employees and independent directors of the Trust. Under the terms of the plan, an option holder may exercise a right to sell their options to the Trust. Compensation expense associated with rights granted under the plan is measured at the date of exercise or at the date of the financial statements for unexercised rights. Compensation expense on unexercised rights is determined on the rights as the excess of the market price over the exercise price of the rights at the end of each reporting period and is deferred and recognized in income over the vesting period of the rights. See *Note 9* for a description of the plan.

Income taxes
The Trust is a taxable entity under the Act and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust distributes all of its taxable income (if any) to the unitholders and meets the requirements of the Act applicable to the Trust, no provision for income tax has been made in the Trust.

The Trust follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the Trust's corporate subsidiaries and their respective tax bases, using substantially enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in earnings in the period that the change occurs.

Financial instruments

The Trust periodically enters into financial instruments to reduce its exposure to price fluctuations on a portion of its petroleum and natural gas production. The contracts are not used for speculative trading purposes and constitute effective hedges. Realized gains or losses on these contracts are reported as adjustments to petroleum and natural gas revenue in the related production period. The costs or proceeds realized from holding the interest rate swaps are recognized in interest expense at the time the transaction is settled.

Cash and cash equivalents

The Trust considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents primarily consist of funds on deposit under various terms or Banker's Acceptances utilized to fix the interest rate on bank debt. Cash and cash equivalents are stated at cost which approximates fair value.

Per unit information

Basic earnings (loss) per unit are calculated using the weighted average number of units outstanding during the year adjusted for the impact of units to be issued on the conversion of exchangeable shares. Diluted earnings per unit are calculated using the treasury stock method to determine the dilutive effects of stock options. The treasury method assumes that proceeds from the exercise of "in-the-money" unit options are used to re-purchase common units at the prevailing market rate.

2. ACQUISITIONS

a) Exodus Energy Ltd.

On December 19, 2003, the Trust completed the acquisition of Exodus Energy Ltd. ("Exodus"). The acquisition was accounted for by the purchase method of accounting. The allocation to the fair value of the assets was as follows:

Net working capital deficiency	$	(3,825)
Petroleum and natural gas properties		37,912
Goodwill		10,275
Future income taxes		(6,117)
Bank debt		(4,050)
Future site restoration and abandonment		(4,452)
	$	29,743
Consideration was comprised of:		
Issuance of 1,341,905 units	$	15,150
Cash		14,398
Transaction Costs		195
	$	29,743

b) Natural Gas Property Acquisition

On August 14, 2003, Acclaim closed the acquisition of Natural Gas Properties for $68.4 million. The transaction was financed by the issuance of 6.6 million units at $10.95 per unit for gross proceeds of $72.2 million.

c) West Central Alberta Property Acquisition

On June 26, 2003, Acclaim closed the purchase of properties in west central Alberta for approximately $135 million. The transaction was financed with a combination of bank debt and the issuance of 9.7 million units at $9.75 for gross proceeds of $95.0 million.

d) Elk Point Resources Inc.

On January 28, 2003 the Trust completed the acquisition of Elk Point Resources Inc. ("Elk Point"). The acquisition was accounted for by the purchase method of accounting. The allocation to the fair value of the assets was as follows:

Net working capital	$	853
Petroleum and natural gas properties		170,000
Goodwill		26,501
Future income taxes		(16,259)
Bank debt		(58,457)
Hedging and lease obligation		(1,378)
Future site restoration and abandonment		(4,846)
	$	116,414
Consideration was comprised of:		
Issuance of 10,517,264 units	$	95,970
Cash		10,890
Transaction costs		9,554
	$	116,414

e) Acquisition of Acclaim Energy Trust

The business combination of Acclaim and Ketch Energy Ltd. ("Ketch Energy") occurred October 1, 2002 and was pursuant to a Plan of Arrangement (the "Ketch Arrangement") dated August 21, 2002. It has been accounted for as a reverse takeover of Acclaim by Ketch Energy as the shareholders of Ketch Energy became the controlling unitholders of Acclaim after the business combination. Under the reverse takeover form of accounting, Ketch Energy is deemed to have acquired Acclaim and accordingly, the consolidated financial statements of the Trust for the year ended December 31, 2002 include the results of Ketch Energy for the full year 2002 and those of Acclaim from the date of deemed acquisition on October 1, 2002.

The Acclaim net assets and liabilities deemed to be acquired were:

Property, plant and equipment	$	135,500
Goodwill		51,178
Working capital deficiency		(2,800)
Bank debt		(16,210)
Debenture payable		(4,049)
Lease obligations		(1,612)
Future income taxes		(12,170)
Future site restoration and abandonment		(3,122)
Convertible preferred shares		(8,566)
	$	138,149
Consideration was comprised of:		
Issuance of 12,906,985 units	$	126,207
Transaction costs		11,942
	$	138,149

As a condition precedent to the Ketch Arrangement, the Trust acquired all of the issued and outstanding common shares of Acclaim Energy Management Inc., a company engaged to perform certain management, advisory and consulting services to the Trust, in exchange for 705,038 convertible preferred shares in the amount of $8.6 million. The related management contract was terminated.

Also, as part of the Ketch Arrangement, certain oil and gas assets and related liabilities with a net book value of $32 million, were transferred to Ketch Resources Ltd., a previously related junior oil and gas exploration company. This transaction was affected by way of return of capital to the previous Ketch Energy shareholders, and the stated capital was accordingly reduced *(see Note 6)*.

3. PROPERTY, PLANT AND EQUIPMENT

	2003	2002
Property, plant and equipment, at cost	**$ 1,142,971**	$ 688,338
Accumulated depletion and depreciation	**224,204**	125,790
	$ 918,767	$ 562,548

Costs relating to unproved properties of $45.7 million (2002 - $25.4 million) were excluded from costs subject to depletion and depreciation.

4. BANK DEBT

The Trust has a credit facility with a syndicate of banks that includes a $285 million revolving production loan and a $15 million revolving operating loan, of which $209.0 million was drawn at December 31, 2003 (2002 - $73.4 million). The full facility bears interest at the lenders' prime rate or Bankers' Acceptances plus an applicable margin, as outlined in the lending agreement, based on the debt to cash flow ratio. The facility is secured with a demand debenture over the petroleum and natural gas assets of $500 million and is subject to annual review where the lenders may re-determine the borrowing base at any time.

Pursuant to the terms of the revised credit facility dated November 7, 2003, Acclaim may extend the revolving period for a further 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. Therefore, the credit facility has been classified as long-term on the balance sheet at December 31, 2003.

5. HEDGING OBLIGATION AND OTHER LIABILITIES

Hedging obligation and other liabilities is comprised of the following amounts:

	2003	2002
Hedging obligation	**$ 1,343**	$ 2,848
Deferred revenue	**409**	612
Other liabilities	**737**	2,233
	2,489	5,693
Less current portion	**328**	1,275
	$ 2,161	$ 4,418

Hedging obligation
Pursuant to the unwinding of certain hedging contracts in 2000, the Trust assumed an obligation with the contract counter party for the remaining value of the contracts at that time. This obligation is repayable in monthly amounts of $138,600 to October 2004. Payment amounts include an implicit interest rate of 7.3 percent.

Deferred Revenue
In November 1998, Ketch Energy sold natural gas call options for the six year period from November 1999 to October 2005 on 3,000 gigajoules ("GJ") per day with a strike price of $2.80 per GJ. Ketch Energy received a discounted premium of $0.168 per GJ for total proceeds of $1.1 million in November 1999. The unrealized fair value loss on this contract as at December 31, 2003 was $5.6 million (December 31, 2002 - $8.7 million).

The premium is being recognized as petroleum and natural gas revenue over the term of the contract, beginning November 1999 at $0.22 per GJ with the balance recognized as interest expense.

6. CAPITAL

In accordance with the reverse takeover method of purchase accounting, as described in *Note 2e*, shares, warrants and option amounts are those of Ketch Energy to September 30, 2002, with an adjustment on October 1, 2002 to account for reverse takeover accounting. In addition, Ketch Energy is deemed to have acquired the net assets of Acclaim, in exchange for units with a deemed value of $126.2 million.

Authorized capital of the Trust is comprised of an unlimited number of units and an unlimited number of special voting units.

	Number of Shares/Units (000's)		Amount
Balance, December 31, 2001	16,727	$	154,709
Issued for cash, net of costs	1,791		19,270
Exercise of stock options	659		6,006
Exercise of warrants	297		2,044
Transfer of net assets by way of return of capital *(Note2e)*	-		(31,707)
Adjustments relating to reverse takeover:			
Elimination of Ketch Energy shares	(19,474)		-
Issuance of units at exchange of 1.15	22,396		-
Acclaim units outstanding at acquisition	12,907		126,207
	35,303		276,529
Issued for cash, net of costs	3,820		40,110
Exercise of unit options	20		153
Issued for employee savings plan *(Note 9)*	12		105
Issue of units on conversion of debentures *(Note 7)*	85		837
Balance, December 31, 2002	39,240		317,734
Units issued pursuant to acquisition - Elk Point	10,517		95,970
Units issued pursuant to acquisition - Exodus	1,342		15,150
Units issued pursuant to equity offerings, net of costs	20,586		203,056
Units issued pursuant to private placement, net of costs	307		2,399
Units issued on conversion of debentures *(Note 7)*	2,335		22,747
Issued for employee savings plan *(Note 9)*	111		1,222
Distribution reinvestment plan	155		1,700
Exercise of unit options	8		70
Unit purchase loan receivable	-		(2,573)
Balance, December 31, 2003	**74,601**	**$**	**657,475**

On October 1, 2002, the Trust issued 3.8 million units pursuant to a short form prospectus to raise gross proceeds of $40.1 million ($37.6 million net of issue costs) to finance the reverse takeover of Acclaim by Ketch Energy *(Note 2e)*.

On January 28, 2003, the Trust issued 10.5 million units for total consideration of $96.0 million to complete the acquisition of Elk Point *(Note 2d)*.

In conjunction with the acquisition of the West Central Alberta properties *(Note 2c)*, the Trust issued 9.7 million units for $9.75 per unit for gross proceeds of $95.0 million ($90.1 million net of issue costs). The equity financing closed May 23, 2003.

In conjunction with the acquisition of the Natural Gas Alberta Properties *(Note 2b)*, the Trust issued 6.6 million units for $10.95 per unit for gross proceeds of $72.2 million ($68.6 million net of issue costs). The equity financing closed July 22, 2003.

On October 27, 2003, the Trust issued 4.3 million Trust units for $11.00 per unit for gross proceeds of $46.8 million ($44.5 million net of issue costs).

On December 19, 2003, the Trust issued 1.3 million units for total consideration of $15.1 million to complete the acquisition of Exodus *(Note 2a)*.

Distribution reinvestment plan
Canadian unit holders may elect to reinvest their cash distributions into additional units of the Trust. During 2003, 155 thousand units were issued with $1.7 million being credited to capital.

Unit purchase loan receivable
The unit purchase loan receivable is outstanding from employees and directors of the Trust. The loan is secured by the units purchased and is being repaid by the distributions on those units. The units purchased had a market value of $3 million at December 31, 2003.

7. CONVERTIBLE DEBENTURES

On December 17, 2002, the Trust issued 45,000, 11 percent convertible, extendible, unsecured, subordinated debentures at a price of $1,000 per debenture. The debentures bear interest at an annual rate of 11 percent payable semi-annually on June 30 and December 31 of each year commencing June 30, 2003.

The debentures are redeemable by the Trust at a price of $1,050 per debenture after January 1, 2006 and on or before January 1, 2007 and at a price of $1,025 per debenture after January 1, 2007 and before maturity on December 31, 2007 and in each case, holders will receive accrued and unpaid interest.

The debentures are convertible into units at the option of holder at any time prior to maturity, or a date set by the Trust for redemption, at a conversion price of $9.75 per unit. Holders converting their debentures will receive accrued and unpaid interest on conversion.

Additionally, the Trust may elect, from time to time, to satisfy its obligation to pay interest on the debentures, on the date it is payable, by delivering sufficient units to the debenture trustee. The debenture trustee will commence the sale of such units in order that the holders will receive cash to satisfy the interest obligation in full.

As the debentures are redeemable by the Trust after January 1, 2006 with units and the interest payments may be satisfied with the issuance of units at any time, the debentures have been classified as equity, rather than debt and interest payments are included in accumulated earnings, rather than interest expense.

The following table reconciles the number of units to be issued on conversion of the remaining balance of the convertible debentures.

Convertible Debentures	**Number of Units Available on Conversion (000's)**		**Amount**
Issued December 17, 2002	4,615	$	45,000
Issue costs			(1,800)
Converted to units during the year	(85)		(837)
Balance, December 31, 2002	**4,530**	**$**	**42,363**
Issue costs			(290)
Converted to units during the year	(2,335)		(22,747)
Balance, December 31, 2003	**2,195**	**$**	**19,326**

The fair value of the convertible debentures at December 31, 2003 based on quoted market value was $26.1 million (December 31, 2002 - $44.9 million).

8. EXCHANGEABLE SHARES

	Number of Units (000's)		**Amount**
December 31, 2003	**776**	**$**	**8,566**

During 2003, all outstanding preferred shares were converted into exchangeable shares of Acclaim Energy Inc., a subsidiary of the Trust. Each exchangeable share is exchangeable into units on a one-for-one basis (subject to adjustments for distributions) with 608,746 exchangeable immediately and 167,481 convertible as to one half on each October 1, 2004 and 2005.

9. UNIT-BASED COMPENSATION PLAN

The Trust has a unit-based compensation plan (the "Plan") under which 4.6 million units of the Trust are reserved for issuance to employees, officers and directors. Options issued in excess of the approved number under the Plan are subject to unitholder approval. Options under the Plan vest to the option holders between the time the option is granted and within three years after the option is granted. The maximum term of options granted under the Plan is five years.

All of the unit options granted have a fixed exercise price determined at the time of grant as either the lower of the market price on the date of the grant or the weighted average trading price of the units for the five consecutive immediately preceding trading days prior to the date of the grant. Under the terms of the Plan, an option holder may, with the consent of the Trust, exercise a right to sell their options to the Trust.

The following table summarizes the activity for the options issued pursuant to the Plan:

	2003	
	Number of Options (000's)	**Weighted Average Exercise Price**
Outstanding, December 31, 2002	**2,058**	**$9.85**
Granted	**1,619**	**$10.57**
Exercised	**(8)**	**$8.15**
Cancelled	**(932)**	**$10.21**
Outstanding, December 31, 2003	**2,737**	**$10.15**
Options exercisable, end of year	**203**	**$9.85**

	2002	
	Number of Options (000s)	Weighted Average Exercise Price
Outstanding January 1, 2002	1,347	$8.20
Granted	381	$11.88
Exercised	(659)	$9.10
Cancelled	(1,069)	$8.93
Outstanding October 1, 2002	-	-
Acclaim options outstanding at date of acquistion on October 1, 2002	30	$7.80
Granted	2,048	$9.85
Exercised	(20)	$7.63
Outstanding, December 31, 2002	2,058	$9.85
Options exercisable, end of year	10	$8.15

Unit distribution incentive bonus plan

In 2002, the Trust adopted a unit distribution incentive bonus plan (the "Bonus Plan") pursuant to which Bonus Plan rights may be granted to directors, officers, employees or consultants of the Trust. Under the Bonus Plan, distributions in excess of 8 percent of the net property, plant and equipment would result in the granting of Bonus Plan rights. The amount of Bonus Plan rights may not exceed the amount of options granted to an individual under the unit-based compensation plan. Bonus Plan rights must be exercised contemporaneously with options exercised under the unit-based compensation plan. Compensation expense in 2003 included $0.4 million related to Bonus Plan rights granted. No such Bonus Plan rights were granted in 2002.

Employee unit savings plan

The Trust has a savings plan whereby the employees can place up to 5 percent of their annual base salary and the Trust will match up to 10 percent of their annual base salary. All amounts are then invested in Acclaim Energy Trust units by way of market purchases or issuances from Treasury. During 2003, 111,303 (2002 – 11,128) units were issued from Treasury under the Employee Unit Savings Plan with $1.2 million (2002 - $104,887) being credited to capital *(Note 6)*. The Trust matching portion is included in general and administrative expenses as a compensation expense to the employee.

Repurchase of options for cancellation and acceleration of vesting due to Ketch Arrangement

In 2002, Ketch Energy agreed to repurchase 313,444 vested options from employees that exercised their 'put right' under the option plan. Ketch Energy paid $1.6 million during 2002 to the employees, net of their option cost and such amount was charged to accumulated earnings. The repurchased options were cancelled.

All options held by Ketch Energy employees on September 26, 2002 were considered vested, pursuant to the change of control terms of the then outstanding option plan. As outlined in the Ketch Arrangement, 50 percent of the options were repurchased by Ketch Energy at a stated value less the exercise price, for a net cost of $4.1 million and the remaining 50 percent of the outstanding options were exercised and exchanged for units pursuant to Ketch Arrangement. Ketch Energy received net exercise proceeds of $5.8 million, resulting in net cash to Ketch Energy of $1.7 million. There were 60,000 options considered to be out of the money, these options were neither repurchased or exercised, and were cancelled pursuant to the Ketch Arrangement. The amount of $5.8 million was credited to share capital and the amount of $4.1 million was included in the costs of the arrangement *(Note 2e)*.

The following table summarizes information about the unit options outstanding under the Plan at December 31, 2003 and 2002.

2003					
Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding, End of Year	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable, End of Year	Weighted Average Exercise Price
$7.63 - $9.85	1,650,068	3.82 years	$9.85	203,401	$9.85
$9.90 - $10.13	411,400	4.47 years	$10.07	-	-
$10.15 - $11.08	286,400	4.27 years	$10.45	-	-
$11.15 - $11.58	389,100	4.72 years	$11.30	-	-

2002					
Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding, End of Year	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable, End of Year	Weighted Average Exercise Price
$7.50 - $8.75	8,000	3.2 years	$7.63	8,000	$7.63
$8.78 - $10.00	2,050,400	4.8 years	$9.85	2,400	$9.85

Acclaim recorded a stock compensation expense, based on the year-end unit price, totaling $2.1 million related to the employee incentive stock option plan. Compensation expense includes $0.5 million to employees that exercised their "put right" cash payments under the option plan. The repurchased options were cancelled.

10. ACCUMULATED DISTRIBUTIONS

In accordance with reverse takeover accounting, only distributions paid to unitholders after October 1, 2002 have been reported in the financial statements for 2002. The table below shows the distributions to unitholders after the combination:

Distributions on issued units	**$/Unit**	**Distributions**
Three months ended December 31, 2002	$ 0.488	$ 19,025
Three months ended March 31, 2003	0.488	24,431
Three months ended June 30, 2003	0.488	27,756
Three months ended September 30, 2003	0.488	33,231
Three months ended December 31, 2003	0.488	35,920
	1.950	121,338
Accumulated distributions	**$ 2.437**	**$ 140,363**

11. INCOME TAXES

The Trust

The Trust is an inter vivos trust for income tax purposes. Accordingly, the Trust is taxable on any income that is not allocated to the unitholders. The Trust intends to allocate all income to the unitholders. Should the Trust incur any income taxes, the funds available for distribution will be reduced accordingly.

During 2003, the Trust had nil taxable income (2002 - nil) and all distributions were considered a return of capital to the unitholders. During the year, $5.4 million (2002 - $4.3 million) of tax pools were utilized, with the following tax pools remaining:

	2003	2002
COGPE	$ 45,332	$ 17,876
Tax loss carry forward	10,734	1,739
Share issue costs	1,080	1,440
	$ 57,146	$ 21,055

Corporate Subsidiaries

During 2003, Acclaim recorded a future income tax recovery of $22.8 million due to substantively enacted changes in federal and Alberta provincial income tax rates. The changes to be enacted over the next five years reduce the applicable rate on resource income, allows for the deduction of crown royalties and eliminates the deduction for resource allowance.

The Trust has recorded a net future income tax liability associated with the temporary differences of the corporate subsidiaries as at December 31, 2003 and 2002 relating to the following:

	2003	2002
Temporary differences related to assets and liabilities	$ 166,966	$ 164,196
Finance expense charged to unitholders' equity	(3,041)	(3,786)
Tax loss carry forward	(4,613)	(17,071)
	$ 159,312	$ 143,339

Income tax expense varies from amounts that would be computed by applying Canadian federal and provincial income tax rates as follows:

	2003	2002
Net earnings (loss) before taxes	41,996	(2,591)
Statutory income tax rate	41.08%	42.34%
Expected income tax expense	$ 17,252	$ (1,097)
Add (deduct) the tax effect of:		
Non-deductible crown charges	11,553	8,333
Resource allowance	(12,221)	(5,686)
Effect of change in tax rates	(22,841)	(3,320)
Alberta Royalty Tax Credit	(146)	(212)
Future income tax recovery	(6,403)	(1,982)
Capital tax expense	2,386	935
Total tax recovery	$ (4,017)	$ (1,047)

12. HEDGING AND FINANCIAL INSTRUMENTS

The Trust's financial instruments recognized on the consolidated balance sheets include accounts receivable, current liabilities and bank debt. The fair values of financial instruments other than bank debt approximates their carrying amounts due to the short-term nature of these instruments. The carrying value of bank debt approximates its fair value due to floating interest terms.

The Trust is exposed to the commodity price fluctuations of crude oil and natural gas and to fluctuations of the Canada-US dollar exchange rate. The Trust manages this risk by entering into various on and off balance sheet derivative financial instruments.

The Trust is exposed to credit risk due to the potential non-performance of counter parties to the above financial instruments. The Trust mitigates this risk by dealing only with larger, well-established commodity marketing companies and with major national chartered banks.

The Trust is exposed to interest rate risks as a result of its floating rate bank debt.

As a result of commodity hedging transactions, petroleum and natural gas sales for 2003 decreased by $9.6 million (2002 – $0.5 million increase).

The Trust has entered into various financial contracts and fixed price physical contracts for 2003 and future years.

Future Commodity Contracts

Daily Quantity	Contract Price ($/gj)	Term
Natural Gas-Collars (AECO)		
5,000 GJ	CDN$5.00-10.00	November 1, 2003-March 31, 2004
5,000 GJ	CDN$5.60-10.00	November 1, 2003-March 31, 2004
5,000 GJ	CDN$6.00-12.02	November 1, 2003-March 31, 2004
5,000 GJ	CDN$5.75-8.00	November 1, 2003-March 31, 2004
5,000 GJ	CDN$5.75-7.85	January 1, 2004-March 31, 2004
8,000 GJ	CDN$5.00-6.50	April 1, 2004-October 31, 2004
10,000 GJ	CDN$5.00-7.00	April 1, 2004-October 31, 2004
3,000 GJ	CDN$5.00-6.41	April 1, 2004-October 31, 2004
5,000 GJ	CDN$5.00-7.80	November 1, 2004- March 31, 2005
Natural Gas-Three Way Contracts (AECO)		
5,000 GJ	CDN$5.00-6.00-8.00	January 1, 2004-March 31, 2004
5,000 GJ	CDN$3.75-5.00-7.00	April 1, 2004-October 31, 2004
5,000 GJ	CDN$4.00-5.00-5.81	April 1, 2004-October 31, 2004
5,000 GJ	CDN$4.00-5.00-8.50	November 1, 2004- March 31, 2005
Natural Gas-Fixed Price Contracts (AECO)		
5,000 GJ	CDN$5.85	November 1, 2003-March 31, 2004
Crude Oil-Collars (WTI)		
500 bbl	US$ 22.00-28.20	January 1, 2004-June 30, 2004
500 bbl	US$ 24.00-29.15	January 1, 2004-March 31, 2004
500 bbl	US$ 24.00-28.56	January 1, 2004-March 31, 2004
1,000 bbl	US$ 24.00-28.57	April 1, 2004-June 30, 2004
1,000 bbl	US$ 24.00-27.00	July 1, 2004-September 30, 2004
1,000 bbl (Heavy Oil Differential)	US$6.00-12.00	July 1, 2003-June 30, 2004
1,000 bbl	US$ 23.00-28.05	October 1, 2004-December 31, 2004
Crude Oil-Three Way Collars (WTI)		
500 bbl	US$23.00-27.00-30.00	January 1, 2004-March 31, 2004
500 bbl	US$25.00-28.00-32.50	January 1, 2004-March 31, 2004
1,000 bbl	US$20.00-24.00-30.20	January 1, 2004-June 30, 2004
500 bbl	US$21.00-24.50-30.15	January 1, 2004-June 30, 2004
1,000 bbl	US$21.00-25.00-29.45	January 1, 2004-December 31, 2004
1,000 bbl	US$21.25-24.50-29.95	July 1, 2004-December 31, 2004
1,000 bbl	US$21.50-24.50-29.25	July 1, 2004-December 31, 2004
1,000 bbl	US$20.00-24.00-30.00	January 1, 2005-December 31, 2005
Crude Oil-Fixed (WTI)		
500 bbl	US$27.00	January 1, 2004-March 31, 2004
1,000 bbl	US$30.53	January 1, 2004-March 31, 2004
1,000 bbl	US$28.00	April 1, 2004-December 31, 2004
500 bbl	US$31.03	January 1, 2004-February 29, 2004
500 bbl	US$28.17	April 1, 2004-May 31, 2004
1,000 bbl (Heavy Oil Differential)	US$8.35	January 1, 2004-December 31, 2004
Alberta Power -Fixed (Alberta Power Pool)		
2 MWh	Cdn $43.75	January 1, 2004-December 31, 2005
1.5 MWh	Cdn $56.00	January 1, 2004-March 31, 2004

The fair value of the outstanding future commodity contracts as of December 31, 2003, reflects unrealized losses of $5.6 million (December 31, 2002 - $2.1 million). Due to the fluctuating commodity prices, the realized gain or loss when the contracts settle may vary.

At December 31, 2002, the Trust had a US dollar forward sales contract for an aggregate $200,000 per month, expiring December 2005, at an average exchange rate of 1.452. The unrealized fair value loss on the outstanding contracts at December 31, 2002 was $835,016.

13. NET EARNINGS (LOSS) PER UNIT

Net earnings (loss) per unit has been calculated based on the following:

	2003	2002
Weighted average units outstanding	**59,920**	25,169
Units issuable on conversion of exchangeable shares	**776**	-
Basic weighted average units and exchangeable shares outstanding	**60,696**	25,169
Dilutive impact of options	**202**	-
Diluted weighted average units outstanding	**60,898**	25,169

Net earnings (loss) in the net earnings (loss) per unit calculation has been reduced by interest on convertible debentures of $3.8 million in 2003 (2002 - $0.2 million) and dividends on preferred shares of $0.9 million in 2003 (2002 – nil). Units potentially issuable on the conversion of convertible debentures are anti-dilutive and are not included in the calculation of diluted weighted average units outstanding.

14. COMMITMENTS AND GUARANTEES

In addition to hedging commitments, the Trust has various commitments and guarantees in the normal course of business, none of which, in management's view, are significant.

- 30 -

For further information, please contact:

Kerklan (Kerk) Hilton
Manager, Investor Relations
Tel: (403) 539-6343
Email: info@acclaimtrust.com
Website: www.acclaimtrust.com

ADVISORY:
This news release contains certain forward-looking statements, which are based on Acclaim's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect. Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Acclaim's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; changes or fluctuations in production levels, commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; changes to legislation, investment eligibility or investment criteria; Acclaim's ability to comply with current and future environmental or other laws; Acclaim' success

at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Acclaim disclaims any responsibility to update these forward-looking statements. Many of these risks and uncertainties are described in Acclaim's current Annual Information Form, Acclaim's Management's Discussion and Analysis and other documents Acclaim files with the Canadian securities authorities. Copies of these documents are available without charge from Acclaim or may be accessed on Acclaim's website (www.acclaimtrust.com) or on the website maintained by the Canadian securities regulatory authorities (www.sedar.com).

Where reserves or production are stated on a barrel of oil equivalent (BOE) basis, natural gas volumes have been converted to a barrel of oil equivalent (BOE) at a ratio of 6,000 cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. BOEs may be misleading, particularly if used in isolation.




ACCLAIM
Energy Trust



NEWS RELEASE

March 4, 2004

ACCLAIM ENERGY TRUST ANNOUNCES PROCESS TO DETERMINE U.S. TAX TREATMENT

CALGARY, ALBERTA (AE.UN – TSX)– Acclaim Energy Trust announced on March 3, 2004, that it made information available on the Trust's website regarding the U.S. tax treatment of distributions for 2003. In addition to the information that was provided, Acclaim would like to notify unitholders that it is currently in the process of computing the portion of its distribution that is considered a dividend for U.S. federal income tax purposes, if any. The Trust has engaged the services of a qualified cross-border tax advisor to compute earnings and profits in accordance with U.S. income tax laws.

On Acclaim's website, the following information was provided:

"U.S. tax rules state that no portion of the distribution will be considered a tax-deferred return of capital unless the trust computes its current and accumulated earnings and profits in accordance with income tax principles." Acclaim also stated in this document, *"Because a current and accumulated earnings and profits calculation has not been performed by Acclaim, the distributions are considered a fully-taxable dividend to U.S. resident unitholders."* This information is being revised and will be re-posted.

While these statements contained on the website are correct in the absence of an earnings and profits study, Acclaim anticipates being able to provide its U.S. unitholders with the information necessary to claim a return of capital on the appropriate portion of the distributions. This analysis is expected no later than June 1, 2004.

Acclaim is not required to issue Form 1099 DIV's, however, prior to the release of Acclaim's 2003 U.S. Tax Treatment, U.S. unitholders may receive a Form 1099 DIV, from a broker or intermediary that may not be correct. At the earliest time that it can be released, Acclaim will issue a news release indicating its revised guidance as to the expected U.S. Tax Treatment. Brokers and/or intermediaries may then issue an amended Form 1099 DIV. Investors should consult their brokers and tax advisors to ensure that the information that will be provided by Acclaim is accurately reflected on their tax returns.

The above information is not exhaustive of all possible U.S. income tax considerations, and should not be considered legal or tax advice to any unitholder. We strongly encourage each unitholder to obtain independent advice regarding the income tax consequences of holding units in Acclaim Energy Trust.

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. With an enterprise value exceeding $1 billion, production is weighted 52 percent to natural gas, and 48 percent to oil and natural gas liquids. Since inception, the Trust's monthly distributions have been classified as 100 percent return of capital, which is expected to be maintained throughout 2004. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com.

- 30 -

This news release may contain certain forward-looking statements, which are based on Acclaim's current internal expectations, estimates, projections, assumptions and beliefs, which may prove to be incorrect.



Some of the forward-looking statements may be identified by words such as "expects", "anticipates", "believes", "projects", "plans" and similar expressions. These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Acclaim's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; changes or fluctuations in production levels, commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; changes to legislation, investment eligibility or investment criteria; Acclaim's ability to comply with current and future environmental or other laws; Acclaim' success at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Acclaim disclaims any responsibility to update these forward-looking statements. Many of these risks and uncertainties are described in Acclaim' 2002 Annual Information Form, Acclaim' Management's Discussion and Analysis and other documents Acclaim files with the Canadian securities authorities. Copies of these documents are available without charge from Acclaim or may be accessed on Acclaims website (www.acclaimtrust.com) or on the website maintained by the Canadian securities regulatory authorities (www.sedar.com).

FOR FURTHER INFORMATION PLEASE CONTACT:

Kerklan (Kerk) Hilton
Manager, Investor Relations
(403) 539-6343
1-877-539-6300
info@acclaimtrust.com
www.acclaimtrust.com


ACCLAIM
Energy Trust

NEWS RELEASE March 3, 2004

ACCLAIM ENERGY TRUST TO RELEASE 2003 YEAR-END RESULTS; PROVIDES CONFERENCE CALL DETAILS; AND UPDATES TAX INFORMATION ON WEBSITE

CALGARY, ALBERTA (AE.UN – TSX)– announced that it will release its operating and financial results for 2003 and its year-end reserves, following the close of markets on Thursday, March 18, 2004.

Acclaim will host a conference call and question and answer session at 9:00 a.m. MST (11 a.m. EST) on Friday, March 19, 2004 to discuss the results and the Trust's outlook. The conference call will be chaired by Mr. Paul Charron, President and CEO. The call will also be available via webcast from Acclaim Energy Trust's website (www.acclaimtrust.com) and from the VCall website (www.vcall.com).

Acclaim Energy Trust 2003 and 4th Quarter Results Conference Call:
Toll-Free across North America: 1-800-766-6630
Within Toronto and area: 416-695-6140

A recorded playback of the call will also be made available until March 26:
Toll-free across North America: 1-866-518-1010
Within Toronto and area: 416-695-5275

Acclaim Energy Trust also advises that in addition to the issuance of the Dec. 18, 2003 news release confirming its 100 per cent return of capital status for 2003, it has made additional income tax information available relevant to both the Trust's Canadian and U.S. investors. The information is available under the "Investor Info" link, then follow the link to "2003 Income Tax Information".

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. With an enterprise value exceeding $1 billion, production is weighted 52 percent to natural gas, and 48 percent to oil and natural gas liquids. Since inception, the Trust's monthly distributions have been classified as 100 percent return of capital, which is expected to be maintained throughout 2004. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Kerklan (Kerk) Hilton
Manager, Investor Relations
(403) 539-6343
1-877-539-6300
info@acclaimtrust.com
www.acclaimtrust.com


ACCLAIM
Energy Trust

NEWS RELEASE February 19, 2004

ACCLAIM ENERGY TRUST ANNOUNCES MONTHLY DISTRIBUTION

CALGARY, ALBERTA (AE.UN – TSX)– Acclaim Energy Trust is pleased to announce that a cash distribution of C$0.1625 per Trust unit will be paid on March 19, 2004 to unitholders of record on February 27, 2004. The Trust units of Acclaim will commence trading on an ex-distribution basis on February 25, 2004.

The Trust's trailing twelve months of cash distributions total C$1.95 per Trust unit, provide a twelve-month return of approximately 16.4 percent, based on a February 18 closing price of $11.87 per unit. In October 2002, Acclaim established an objective of providing consistent cash distributions and has provided unitholders with 17 consecutive monthly payments at this level.

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. With an enterprise value exceeding $1 billion, production is weighted 52 percent to natural gas, and 48 percent to oil and natural gas liquids. Since inception, the Trust's monthly distributions have been classified as 100 percent return of capital, which is expected to be maintained throughout 2004. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com

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FOR FURTHER INFORMATION PLEASE CONTACT:

Kerklan (Kerk) Hilton
Manager, Investor Relations
(403) 539-6343
1-877-539-6300
info@acclaimtrust.com
www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, taxation estimates, environmental risks, changes to government policy, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.


ACCLAIM
Energy Trust

NEWS RELEASE January 27, 2004

ACCLAIM ENERGY TRUST ANNOUNCES APPOINTMENT OF R. GREGORY RICH TO BOARD OF DIRECTORS

CALGARY, ALBERTA (AE.UN – TSX)– Acclaim Energy Trust is pleased to announce that Mr. R. Gregory Rich has been appointed to its Board of Directors, effective immediately.

Mr. Rich has over 30 years of experience in the worldwide oil and gas industry and currently serves as a consulting advisor to the Ziff Energy Group and is the Principal of Blackrock Energy Associates. His career experience includes 26 years with Amoco Corporation, concluding as Chairman and President of Amoco Canada in 1999. He was also the President and CEO of XPRONET Resources, Inc., a private company founded in April 1999 and targeting the acquisition of natural gas companies and properties in North America.

He has been involved in energy industry activities throughout the world and has lived and worked in Canada, Azerbaijan, Gabon and Trinidad & Tobago in addition to the USA. Mr. Rich graduated from the University of California, Los Angeles with an undergraduate degree in engineering and an MBA in finance.

Mr. Rich will serve on Acclaim's reserves committee and resides in Houston, Texas.

"We are pleased to have an individual of Greg's caliber join our Board," Jack C. Lee, Chairman of the Board, Acclaim Energy Trust. "Undoubtedly, he will bring considerable operational and strategic perspective and a wealth of experience to our future business activities."

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. With an enterprise value exceeding $1 billion, production is weighted 52 percent to natural gas, and 48 percent to oil and natural gas liquids. Since inception, the Trust's monthly distributions have been classified as 100 percent return of capital, which is expected to be maintained throughout 2004. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Kerklan (Kerk) Hilton
Manager, Investor Relations
(403) 539-6343
1-877-539-6300
info@acclaimtrust.com
www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, taxation estimates, environmental risks, changes to government policy, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.


ACCLAIM
Energy Trust

NEWS RELEASE January 19, 2004

ACCLAIM ENERGY TRUST ANNOUNCES MONTHLY DISTRIBUTION

CALGARY, ALBERTA (AE.UN – TSX)– Acclaim Energy Trust is pleased to announce that a cash distribution of C$0.1625 per trust unit will be paid on February 20, 2004 to unitholders of record on January 30, 2004. The trust units of Acclaim will commence trading on an ex-distribution basis on January 28, 2004.

The trust's trailing twelve months of cash distributions total C$1.95 per Trust unit, provide a twelve-month return of approximately 16.4 percent, based on a January 16 closing price of $11.86 per unit. In October 2002, Acclaim established an objective of providing consistent cash distributions and has provided unitholders with 16 consecutive monthly payments at this level.

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. With an enterprise value exceeding $1 billion, Acclaim expects to produce approximately 25,000 barrels of oil equivalent per day (boe/d), weighted 52 percent to natural gas, and 48 percent to oil and natural gas liquids. Since inception, the Trust's monthly distributions have been classified as 100 percent return of capital, which is expected to be maintained throughout 2004. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com.

- 30 -

FOR FURTHER INFORMATION PLEASE CONTACT:

Kerklan (Kerk) Hilton
Manager, Investor Relations
(403) 539-6343
1-877-539-6300
info@acclaimtrust.com
www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, taxation estimates, environmental risks, changes to government policy, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.


ACCLAIM
Energy Trust

NEWS RELEASE December 22, 2003

ACCLAIM ENERGY TRUST ANNOUNCES CLOSING OF $37 MILLION ACQUISITION

CALGARY, ALBERTA (AE.UN – TSX) – Acclaim Energy Trust ("Acclaim" or the "Trust") is pleased to announce it has closed the previously announced acquisition of Exodus Energy Ltd. for $37.1 million The effective date of the transaction is December 19, 2003.

Current production from the new assets is approximately 2,000 barrels of oil equivalent per day (boe/d), 85 per cent weighted to heavy oil, and 15 per cent to natural gas and light oil. The established reserves of 5.1 million barrels of oil equivalent are comprised of 4.2 million barrels of heavy oil, 470,000 barrels of light crude oil and natural gas liquids and 2.9 billion cubic feet of natural gas. The primary properties fit well into Acclaim's east central operating district and will provide considerable operating and capital cost savings as well as a solid inventory of drilling prospects.

As previously announced, Acclaim issued 1,341,905 Trust units and paid $14.4 million cash, in order to satisfy the purchase price of the company shares, as well as assumed net debt of $7.6 million. In conjunction with the acquisition, a disposition of $1 million of certain assets is expected to be made on January 31, 2004 resulting in an effective purchase price of $36.1 million.

Acclaim Energy Trust is an open-end, actively managed Canadian income trust engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Proforma the Exodus acquisition, Acclaim will produce approximately 27,000 barrels of oil equivalent per day (boe/d), weighted 52 percent to natural gas, and 48 percent to oil and natural gas liquids. The Trust's monthly distributions are classified as 100 per cent return of capital. Acclaim has a history of making accretive acquisitions and in providing stable, consistent monthly distributions to its unit holders.

- 30 -

FOR FURTHER INFORMATION PLEASE CONTACT:
Kerklan (Kerk) Hilton
Manager, Investor Relations
(403) 539-6343
info@acclaimtrust.com
www.acclaimtrust.com

04 APR -7 ... 7:21

NEVIS LTD.

NOTE INDENTURE

APRIL 20, 2001

Providing for the issue of 12% Unsecured, Subordinated Promissory Notes of Nevis Ltd.

TABLE OF CONTENTS

Page

NOTE INDENTURE
April 20, 2001

BETWEEN:

NEVIS LTD., a company incorporated pursuant to the *Business Corporations Act* (Alberta) with an office in the City of Calgary, in the Province of Alberta (the **"Company"**)

- and -

MONTREAL TRUST COMPANY OF CANADA, a trust company having an office in the City of Calgary, in the Province of Alberta (the **"Trustee"**)

RECITALS:

A. The Company is desirous of acquiring the outstanding Class A common shares of Danoil and financing such acquisition in part by the creation and issuance of Notes to be constituted and issued as provided for by this Note Indenture;

B. The Company is duly authorized to create and issue the Notes as herein provided;

C. All necessary corporate proceedings have been taken and conditions complied with to make the creation and issue of the Notes proposed to be issued hereunder and this Note Indenture legal, valid and binding on the Company in accordance with the laws relating to the Company;

D. The foregoing recitals are made as representations and statements of fact by the Company and not by the Trustee,

NOW THEREFORE THIS NOTE INDENTURE WITNESSETH and it is hereby covenanted, agreed and declared as set forth below:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Note Indenture (including the recitals hereto) and in the Notes, unless there is something in the subject matter or context inconsistent therewith:

(a) **"Act"** means the *Business Corporations Act* (Alberta) S.A. 1981, c. B-15, as amended, including the regulations thereunder;

(b) **"Amalgamation"** means the amalgamation of the Company and Danoil under the provisions of the Act and pursuant to the Arrangement;

(c) **"Arrangement"** means the plan of arrangement pursuant to Section 186 of the Act as provided for in an agreement dated February 16, 2001 among the Fund, the Company and Danoil;

(d) **"Borrowed Money"** means, in respect of any Person, all the Person's indebtedness, obligations and liabilities in respect of (i) borrowed money; (ii) bonds, debentures, notes or other similar instruments; (iii) the purchase price of any property or services which is not due within ninety (90) days of delivery or installation of such property or delivery of an invoice or account in respect of such services; (iv) reimbursement obligations with respect to letters of credit, bankers' acceptances or similar facilities issued for its account; or (v) guarantees, indemnities and other assurances in respect of Borrowed Money (as hereinbefore defined);

(e) **"Business Day"** means any day except Saturdays, Sundays, statutory holidays and days in Alberta and other days when the principal offices of the Trustee in the City of Calgary are not generally open to the public for the transaction of business;

(f) **"Capital Lease Obligation"** of any Person means the obligation to pay rent or other payment amounts under a lease of (or other arrangement conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles;

(g) **"Certificate of the Company"**, **"Order of the Company"**, **"Request of the Company"**, **"Written Direction of the Company"** and **"Consent of the Company"** mean, respectively, a written Certificate, order, request, direction and consent signed in the name of the Company by the Chairman of the Board, the President, a Vice-President or a director and by another person holding any such position or the Secretary or an Assistant Secretary, and may consist of one or more instruments so executed. A Certificate of the Company shall be in the form of a statutory declaration if and when required under the provisions of this Note Indenture or by the Trustee;

(h) **"Certified Resolution"** means a copy of a resolution of the Company certified by the Secretary or an Assistant Secretary or any other officer designated by the President or Chairman of the Board for such purpose to have been duly passed by the Directors and to be in full force and effect on the day of such certification unless otherwise noted therein;

(i) **"Common Shares"** means the common shares in the capital of the Company, as such shares were constituted on the date of execution and delivery of this Note Indenture or as subsequently consolidated or subdivided or any other shares or securities resulting from a reclassification or change of such common shares; and after the Amalgamation means the common shares in the capital of the amalgamated corporation resulting from the Amalgamation, as such shares were constituted on the date of the Amalgamation or as subsequently consolidated or subdivided or any other shares or securities resulting from a reclassification or change of such common shares;

(j) **"Company"** means Nevis Ltd., incorporated under the Act, and includes any successor company (including the company resulting from the Amalgamation) to or of the Company provided that the provisions of Article 7 shall have been complied with in respect thereof;

(k) **"Company's Auditors"** or **"Auditors of the Company"** means an independent firm of chartered accountants duly appointed as auditors of the Company;

(l) **"Counsel"** means a barrister or solicitor or firm of barristers or solicitors, who may be counsel for the Company, retained, employed, engaged or appointed by the Trustee or retained, employed, engaged or appointed by the Company and acceptable to the Trustee where the context so indicates;

(m) **"Creditor Proceedings"** means any dissolution, winding-up, total or partial liquidation, adjustment or readjustment of debt, reorganization, compromise, arrangement with creditors, plan of arrangement under the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) or arrangement provisions of applicable corporate law, or similar proceedings of or with respect to the Company or its property or liabilities, or any bankruptcy, insolvency, receivership, assignment for the benefit of creditors, marshaling of assets and liabilities of the Company, or any bulk sale of assets by the Company, or proceedings in relation to any of the foregoing;

(n) **"Danoil"** means Danoil Energy Ltd. incorporated under the Act;

(o) **"Debenture Indenture"** means the indenture dated April 20, 2001 between the Company and Montreal Trust Company of Canada, as trustee, providing for the creation and issuance of the Debentures;

(p) **"Debentures"** means the unsecured debentures bearing interest at six percent (6%) per annum issued pursuant to the Debenture Indenture;

(q) **"Default"** means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default:

(r) **"Director"** means a member of the board of directors of the Company for the time being and **"Directors"**, **"Board of Directors"** or **"Board"** means the board of directors of the Company or, if duly constituted and whenever duly elected or empowered, the executive committee of the Board of Directors of the Company for the time being, and reference to **"action by the Directors"** means action by the directors of the Company as a board or, whenever duly empowered, action by the said executive committee as such committee;

(s) **"Early Redemption Date"** means the date that any Notes or portion thereof are to be redeemed or prepaid pursuant to Section 2.14 or Section 2.15;

(t) **"Effective Date"** means the date shown on the certificate or proof of filing to be issued by the Registrar of Corporations pursuant to subsection 186 (11) or pursuant to subsection 186(12) of the Act in respect of the Arrangement;

(u) **"Event of Default"** means any of the events of default referred to in Section 5.1;

(v) **"Extraordinary Resolution"** has the meaning attributed to it in Section 8.12;

(w) **"Fund"** means the Acclaim Energy Trust, an unincorporated, open-ended, unit trust established under the laws of the Province of Alberta;

(x) **"Fund Units"** means a unit of the Fund, each such unit representing an equal undivided beneficial interest therein;

(y) **"Holders"** means the person(s) from time to time being entered in the Registers hereinafter mentioned as Holders of Notes (which shall include any transferee of a Holder);

(z) **"Interest Payment Date"** means the 20th day of the month in each month in each year, provided that in the event any Note shall be partially or totally redeemed at any time other than on an Interest Payment Date, then the date upon which such partial or total redemption occurs shall be an Interest Payment Date in respect of the amount of such Note so redeemed;

(aa) **"Interest Period"** means (i) the period beginning on (and including) February 20, 2002 and ending on (and including) the Interest Payment Date immediately after February 20, 2002 and (ii) thereafter, successive periods beginning on (and including) the first day after each Interest Payment Date and ending on (and including) the next succeeding Interest Payment Date;

(bb) **"Interest Rate"** means the interest rate of twelve percent (12%) per annum;

(cc) **"Issue Date"** means the date of issuance of the Notes;

(dd) **"Maturity Date"** means April 20, 2016, subject to earlier prepayment from time to time as considered advisable by the Company;

(ee) **"Non-Fund Holders"** means Holders other than the Fund, provided that if at any time the Fund owns all Notes other than those having an aggregate principal amount of $1,000,000 or less, there shall be deemed conclusively for all purposes to be no Non-Fund Holders;

(ff) **"Note Indenture"**, **"Indenture"**, **"hereto"**, **"herein"**, **"hereby"**, **"hereunder"**, **"hereof"** and similar expressions refer to this Note Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

(gg) **"Noteholders' Request"** *means:*

(i) an instrument signed in one or more counterparts either:

(A) at any time when there are no Non-Fund Holders, or there are Non-Fund Holders but the Fund is the Holder of at least twenty-five percent (25%) of the principal amount of the Notes then outstanding, by the Fund; or

(B) at any time when (A) does not apply, by Holder(s) holding in the aggregate at least twenty-five percent (25%) of the principal amount of the Notes outstanding,

or

(ii) a resolution of the Holders passed at a meeting of the Holders at any time when there are Non-Fund Holders but the Fund is not the Holder of at least twenty-five percent (25%) of the principal amount of the Notes then outstanding, by Holder(s) holding in the aggregate at least twenty-five percent (25%) of the principal amount of the Notes outstanding who are represented at the meeting,

requesting the Trustee to take some action or proceeding which this Note Indenture authorizes to be taken by a Noteholders' Request or Noteholders' Resolution; provided that, in either (i) or (ii) where the approval of the Fund is required, the taking of such action or proceeding has been approved as required by the Trust Indenture;

(hh) **"Notes"** means the 12% unsecured, subordinated, promissory notes bearing interest at the Interest Rate and maturing on the Maturity Date, issued or to be issued hereunder and entitled to the benefits hereof;

(ii) **"Outstanding"** has the *meaning* ascribed thereto in Section 1.2;

(jj) **"Person"** means an individual, firm, trust, trustee, syndicate, company, partnership, association, government or governmental agency;

(kk) **"Register"** has the *meaning ascribed thereto in Section* 2.6;

(ll) **"Security Documents"** shall mean and include any and all collateral or security documents securing the Company's indebtedness, obligations and liabilities for or in respect of Senior Debt;

(mm) **"Senior Indebtedness"** means (a) all indebtedness, obligations and liabilities of the Company in respect of Borrowed Money excluding (i) the indebtedness, obligations or liability created under or evidenced by the Notes or this Note Indenture; and (ii) any indebtedness that by its terms or by the terms of the instrument evidencing or creating it ranks or in respect of which the holders thereof have agreed that it shall rank *pari passu* with or subordinate to the Notes; and (b) from and after the commencement of, and during the continuance of, any Creditor Proceedings, all other indebtedness, obligations and liabilities of the Company other than indebtedness, obligations and liabilities to the Holders of Notes; for certainty, Senior Indebtedness shall at all times include all indebtedness, obligations and liabilities of the Company created under or evidenced by the Debentures or the Debenture Indenture;

(nn) **"Senior Indebtedness Default"** shall mean and include any event of default under any Senior Indebtedness and any event or circumstance which, with the passage of time or the giving of notice, or both, would constitute an event of default under Senior Indebtedness;

(oo) **"Senior Indebtedness Documents"** means and includes all documents, instruments and agreements, including all Security Documents, evidencing, creating, authorizing, guaranteeing or securing Senior Indebtedness;

(pp) **"Subordination Agreement"** has the meaning attributed to it in subsection 3.7(a);

(qq) **"Subsidiary"** or **"Subsidiary Company"** means any company or partnership of which more than fifty percent (50%) of the outstanding Voting Shares or (in the case of a partnership) capital or income interests are beneficially owned, directly or indirectly, by or for the Company or one or more Subsidiaries or the Company and one or more Subsidiaries; provided that the ownership of such shares or partnership interests confers the right to elect at least a majority of the board of directors of such company or partnership, or Persons managing the business and affairs of such company or partnership, and includes any company or partnership in like relation to a Subsidiary;

(rr) **"successor company"** has the meaning attributed to it in Section 7.1;

(ss) **"Time of Expiry"** means 4:30 p.m. (Calgary time) on the Maturity Date;

(tt) **"Transfer"** means a transfer in the form and substance of the transfer attached to the Notes;

(uu) **"Trust Indenture"** means the amended and restated trust indenture dated as of April 20, 2001 between the Company and Montreal Trust Company of Canada, as trustee for the holders of Fund Units, pursuant to which the Fund was created and is governed;

(vv) **"Trustee"** means Montreal Trust Company of Canada or its successor or successors for the time being in the trusts created hereunder; and

(ww) **"Voting Shares"** means shares of the capital stock of any class of any company carrying voting rights under all circumstances, provided that, for the purposes of such definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares, whether or not such event shall have occurred, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of any such event.

1.2 Meaning of "Outstanding"

(a) Every Note certified and delivered by the Trustee hereunder shall be deemed to be outstanding until:

(i) it shall be cancelled; or

(ii) it shall be delivered to the Trustee for cancellation; or

(iii) monies or securities (including Common Shares or other equity shares), as the case may be for the payment of Notes shall have been set aside by the Company and held by the Trustee for that purpose in accordance with the provisions of Section 6.1 of this Note Indenture.

(b) Notes which have been partially redeemed or purchased by the Company shall be deemed to be outstanding only to the extent of the unredeemed or unpurchased part of the principal amount thereof;

(c) When a new Note has been issued in substitution for a Note pursuant to Section 2.8, only one of such Notes shall be counted for the purpose of determining the aggregate principal amount of Notes outstanding; and

(d) For the purposes of any provision of this Note Indenture entitling Holders of outstanding Notes to vote, sign consents, requisitions or other instruments or to take any other action under this Note Indenture, Notes owned directly or indirectly, legally or equitably, by the Company or any Subsidiary shall be disregarded except that:

(i) for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition, instrument or other action only the Notes which the Trustee, after reasonable inquiry, knows are so owned shall be so disregarded; and

(ii) Notes so owned which have been pledged in good faith other than to the Company or a Subsidiary shall not be so disregarded if the pledgee shall establish to the satisfaction of the

Trustee the pledgee's right to vote such Notes in its discretion free from the control of the Company or any Subsidiary.

1.3 Headings

The division of this Note Indenture into Articles and Sections and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Note Indenture or the Notes. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles or Sections are to Articles or Sections of this Note Indenture.

1.4 Gender and Number

In this Note Indenture and in the Notes, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa.

1.5 Currency

All payments contemplated herein and in the Notes shall be paid in Canadian funds, in cash, by bankers' draft or by cheque and all references herein and in the Notes to dollar amounts are references to dollars in the lawful currency of Canada.

1.6 Governing Law

This Note Indenture and the Notes shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

1.7 Day Not a Business Day

In the event that any day on or before which any action is required to be taken thereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.8 Accounting Principles

Wherever in this Agreement reference is made to **"generally accepted accounting principles"**, such reference shall be deemed to be to the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided or contemplated herein to be applicable on an unconsolidated basis) as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense or amount of equity is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Note Indenture, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

1.9 Per Annum Calculations

Unless otherwise stated, whenever in this Note Indenture reference is made to a rate **"per annum"** or a similar expression is used, such rate shall be calculated on the basis of calendar year of three hundred and sixty-five (365) days or three hundred and sixty-six (366) days, as the case may be.

1.10 Interest Calculation

Interest payable on any Interest Payment Date shall be deemed to have accrued from day to day for the number of days comprising the Interest Period ending on such Interest Payment Date.

ARTICLE 2
THE NOTES

2.1 Terms of Notes

(a) The aggregate principal amount of Notes authorized to be issued under this Note Indenture shall be unlimited.

(b) The Notes shall be designated the **"12% Unsecured, Subordinated Promissory Notes"** of the Company; shall be dated as of their respective Issue Dates; shall mature at the Time of Expiry; shall rank equally in right of payment without discrimination or preference in the case of any Creditor Proceedings; and shall bear interest from and including February 20, 2002 at the Interest Rate, payable after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate, on each Interest Payment Date for the applicable Interest Period. The record date for determining the Holders to receive payments of interest on any Interest Payment Date shall be the day which is five (5) Business Days prior to the last day of the Interest Period to which such interest payment relates.

(c) As interest becomes due on the Notes, the Company shall cause to be sent by prepaid ordinary mail a cheque or by other transfer of funds by such means as may be considered appropriate by the Trustee for such interest (less any tax required by law to be withheld therefrom) payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the Register, unless the Holder otherwise directs. In the case of joint Holders, the cheque or other such transfer of funds, as the case may be, shall be payable or issued to the order of all such joint Holders and addressed to them at the last address or account, as the case may be, appearing on the Register, unless such joint Holders otherwise direct. If more than one address or account appears on the Register in respect of such joint Holders, the cheque or other such transfer of funds, as the case may be, shall be mailed or delivered, as the case may be, to the first address or account so appearing. In the event of non-receipt of any cheque or funds for interest by the Holder, the Company will cause to be issued to the Holder a replacement cheque or replacement transfer of funds for like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

2.2 Form and Signatures of Notes

(a) The Notes shall be issued only as fully registered Notes in the minimum denomination of One Hundred ($100) Dollars and for amounts above such minimum only in integral multiples of One Hundred ($100) Dollars. The Notes (including the Certificate of the Trustee endorsed thereon) shall be substantially in the form set forth in **Schedule "A"** hereto. The Notes shall bear such distinguishing letters and numbers as the Trustee may approve and may include a translation into the French language.

(b) The Notes shall be signed (either manually or by facsimile signature) by the Chairman of the Board or the President together with one of the following: any Vice-President, the Secretary, or the Assistant Secretary of the Company. A facsimile signature upon any of the Notes shall for all purposes of this Note Indenture be deemed to be the signature of the person whose signature it purports to be and to have been signed at the time such facsimile signature is reproduced; provided, however, that the certification of the Trustee shall not be by facsimile signature. Notwithstanding that any person whose signature, either manual or in facsimile, may appear on the Notes is no longer, at the date of this Note Indenture or at the date of the Notes or at the date of the certification and delivery thereof, the holder of the office indicated, any such Note shall be valid and binding upon the Company and entitled to the benefits of this Note Indenture.

2.3 Issue of Notes

Notes in an aggregate principal amount of Ninety-one Million Four Hundred and Forty-seven Thousand Seven Hundred and Eight ($91,447,708) Dollars may be executed by the Company from time to time and, forthwith after such execution, shall be delivered to the Trustee and shall be certified by the Trustee and delivered to or to the order of the Company pursuant to a written direction of the Company.

2.4 Certification

(a) No Note shall be issued or, if issued, shall be obligatory or shall entitle the Holder to the benefits of this Note Indenture, until it has been certified by or on behalf of the Trustee substantially in the form set out in **Schedule "A"** hereto (or in some other form approved by the Trustee). Such certification on any Note shall be conclusive evidence that such Note is duly issued, is a valid obligation of the Company and the Holder is entitled to the benefits hereof.

(b) The Certificate of the Trustee signed on the Notes shall not be construed as a representation or warranty by the Trustee as to the validity of this Note Indenture or of the Notes or as to the issuance of the Notes and the Trustee shall in no respect be liable or answerable for the use made of the Notes or any of them or the proceeds thereof. The Certificate of the Trustee signed on the Notes shall, however, be a representation and warranty by the Trustee that the Notes have been duly certified by or on behalf of the Trustee pursuant to the provisions of this Note Indenture.

2.5 Notes to Rank Pari Passu

The Notes may be issued in such amounts, to such persons and on such terms not inconsistent with the provisions of this Note Indenture as the Company by written direction directs, pursuant to Section 2.3, at par. Each Note as soon as issued or negotiated, subject to the terms hereof, shall rank *pari passu* and shall be equally and proportionately entitled to the benefits hereof, without discrimination, preference or priority whatever, as if all of the Notes had been issued and negotiated simultaneously.

2.6 Registration of Notes

(a) The Company shall, at all times while any Notes are outstanding, cause to be kept by the Trustee or other registrars at the principal office of the Trustee in the City of Calgary and in such other place or places and by the Trustee or such other registrars, if any, as the Company with the approval of the Trustee may designate, registers (**"Register(s)"**) in which shall be entered the names and addresses of the Holders and particulars of the Notes held by them respectively and of all transfers of Notes. No transfer of a Note shall be valid unless made by the Holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, upon compliance with such requirements as the Trustee may prescribe, and unless such transfer shall have been duly entered on one of the appropriate Registers or noted on such Note by the Trustee or other registrar.

(b) The Registers hereinbefore referred to shall at all reasonable times be open for inspection by the Company, the Trustee or any Holder. Every registrar (including the Trustee) shall from time to time when requested to do so by the Company or the Trustee furnish the Company or Trustee with a list of the names and addresses of Holders entered on the Register or Registers kept by such registrar and showing the principal amount and Certificate numbers of the Notes held by each such Holder.

(c) The Holder of a Note may at any time and from time to time have such Note transferred at any of the places at which a Register is kept pursuant to the provisions of this Section, in accordance with such reasonable regulations as the Trustee and/or other registrar may prescribe and subject to payment of the costs referred to in Section 2.9(b) hereof.

(d) Neither the Trustee nor any other registrar or the Company shall be charged with notice of or be bound to see to the execution of any trust, whether expressed, implied or constructive, with respect to any Note and the Trustee, any other registrar or the Company may transfer any Note on the direction of the Holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

(e) Except in the case of the Register required to be kept at the Trustee's principal office in the City of Calgary, the Company, with the approval of the Trustee, may at any time close any Register upon which the registration of any Note appears and transfer the records thereof to another existing Register or to a new Register and thereafter such Notes shall be deemed to be registered on such existing or new Register, as the case may be. Notice of such transfer shall be given to the Holders of such Notes prior to such transfer.

2.7 Persons Entitled to Payment

(a) The Holder for the time being of any Note shall be entitled to the principal monies, and interest evidenced by such Note, free from all equities or rights of set-off or counterclaim between the Company and the original or any intermediate Holder thereof and all persons may act accordingly and a transferee of a Note shall, after an appropriate form of Transfer is lodged with the Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Note Indenture or by any conditions contained in such Note or by law, be entitled to be entered on any of the appropriate Registers as the owner of such Note free from all equities or rights of set-off or counterclaim between the Company and his transferor or any previous Holder thereof, save with respect to equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction.

(b) Delivery to the Trustee by a Holder of a Note or the receipt of such Holder for the principal monies and interest evidenced by such Note shall be a good discharge to the Company, which shall not be bound to enquire into the title of such Holder, save as ordered by a court of competent jurisdiction or as required by statute. Neither the Company, the Trustee nor any registrar shall be bound to see to the execution of any trust affecting the ownership of any Note nor be affected by notice of any equity that may be subsisting with respect thereto.

(c) In the case of the death of one or more joint Holders, the principal monies of, and interest on any Notes may be paid or delivered to the survivor or survivors of such Holders whose receipt thereof shall constitute a valid discharge to the Trustee, any registrar, the Company and any paying agent.

2.8 Mutilation, Loss, Theft or Destruction

In case any of the Notes issued hereunder shall be mutilated, lost, stolen or destroyed, the Company, upon being furnished with the mutilated Note or evidence of such event (as applicable) and indemnity as hereinafter provided, shall issue, and thereupon the Trustee shall certify, a new Note upon surrender and cancellation of the mutilated Note, or in the case of a lost, stolen or destroyed Note, in lieu of and in substitution for the same, and the substituted Note shall be in a form approved by the Trustee and shall be entitled to the benefits of this Note Indenture equally with all other Notes issued or to be issued thereunder without preference or priority one over another. In case of loss, theft or destruction the applicant for a substituted Note shall furnish to the Company and the Trustee such evidence of such loss, theft or destruction as shall be satisfactory to them in their discretion and shall also furnish indemnity and security satisfactory to them in their discretion. The applicant shall pay all expenses incidental to the issuance of any substituted Note.

2.9 Exchanges of Notes

(a) Notes of any denomination may be exchanged for Notes of any other authorized denomination or denominations, any such exchange to be for Notes of an equivalent aggregate principal amount. Any exchange of Notes may be made at the offices of the Trustee or at the offices of any registrar where Registers are maintained for the Notes pursuant to the provisions of Section 2.6. Any Notes tendered for exchange shall be surrendered to the Trustee or appropriate registrar and shall be cancelled.

(b) Except as herein otherwise provided, upon any exchange of Notes of any denomination for other Notes and upon any transfer of Notes, the Trustee or other registrar may make a sufficient charge to reimburse it for any stamp or security transfer taxes or other governmental charge required to be paid and, in addition, a reasonable charge for its services and payment of the said charge shall be made by the party requesting such exchange or transfer as a condition precedent thereto.

(c) Notwithstanding the foregoing provisions of this Section 2.9, no charge shall be made to a Holder thereunder for any exchange or transfer of any Note applied for within a period of thirty (30) days from the date hereof.

2.10 Transfer

The Notes may be resold, distributed or transferred by the Holder at any time prior to the Maturity Date subject always to the provisions contained in the Notes and any applicable laws and required regulatory approvals, including, without limitation, applicable securities laws which restrict the sale and distribution of the Notes.

2.11 Option of Holder as to Place of Payment

Except as herein otherwise provided, all sums which may at any time become payable, whether at maturity or on a declaration or otherwise, on account of any Note or any interest shall be payable at the option of the Holder at any of the places at which the principal of and interest on such Note are payable.

2.12 Trustee Not Bound to Make Enquiries

The Trustee, prior to the certification and delivery of any Notes, under any of the provisions of this Article 2, shall not be bound to make any enquiry or investigation as to the correctness of the matters set out in any of the resolutions, opinions, certificates or other documents required by the provisions of this Note Indenture, but shall be entitled to accept and act upon the said resolutions, opinions, certificates and other documents. The Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable.

2.13 [Intentionally Deleted]

2.14 Redemption

From time to time and in any event not less frequently than each second anniversary of the date hereof, the board of directors of the Company shall review the Company's business and business prospects. If this review, in the opinion of the board of directors of the Company, indicates that it is unlikely that the indebtedness of the Company evidenced by the Notes could be refinanced upon maturity of the Notes, then the Company may, provided such prepayment is approved by (i) if the Fund is then the Holder of any outstanding Notes, by the Fund, and (ii) if the Fund is not then the Holder of all outstanding Notes, by the Holders by Extraordinary Resolution, commence principal repayments on the Notes such that, in the opinion of the board of directors of the Company, the Notes will be fully repaid on or before the Maturity Date. In the events described in the preceding sentence, the Company's available cash shall be utilized to the extent required to fund such repayments in lieu of dividends, redemptions, reduction of capital or other distributions on or in respect of the Common Shares or any other shares of the Company. Accrued and unpaid interest shall be paid on any Notes concurrently with any principal repayments pursuant to this Section 2.14. In the event that the Company is to commence principal repayments on the Notes pursuant this Section 2.14 and there is more than one holder thereof, the Notes shall be redeemed as near as may be pro rata as between the Holders without discrimination or preference, based upon the aggregate principal amount of Notes held by them (rounded, if necessary, to the nearest $100).

2.15 Prepayment

From time to time if the Company is prohibited by applicable law from declaring or paying a dividend or making a payment in respect of a redemption, reduction of capital attributable to or other distribution on or in respect of its Common Shares or other shares, but has available cash the distribution of which is considered advisable by the board of directors, the Company may, to the extent of such available cash, prepay all or any portion of the Notes without the consent of the Fund and in that case the Company shall pay any accrued and unpaid interest on the Notes to be prepaid to the date of prepayment. In the event that the Company is to commence principal repayments on the Notes pursuant to this Section 2.15 and there is more than one Holder thereof, the Notes shall be prepaid as near as may be pro rata as between the Holders without discrimination or preference, based upon the aggregate principal amount of Notes held by them (rounded, if necessary, to the nearest $100).

2.16 No Other Prepayment, Repurchase or Redemption

Except as provided in this Article 2, or upon the occurrence of an Event of Default, the Notes will not be purchased by the Company, repaid or redeemable at the option of the Company or by the Holders thereof prior to the Maturity Date.

ARTICLE 3
SUBORDINATION OF NOTES

3.1 Subordination

The Company covenants and agrees, and each Holder of a Note, by such Holder's acceptance thereof, likewise covenants and agrees, that the payment of the principal of, any interest on, and all other indebtedness, obligations and liabilities evidenced by each and all of the Notes and all other obligations of the Company hereunder (other than ordinary and regularly scheduled fees and out-of-pocket expenses of the Trustee) shall be and is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior indefeasible payment in full and in cash of all Senior Indebtedness now outstanding or hereafter incurred and whether or not such subordination is specifically evidenced by a subordination agreement entered into by the Trustee on behalf of the Holders; provided that the Company shall not be precluded hereby from paying regularly scheduled interest on the Notes or, on the Maturity Date or any Early Redemption Date, the principal amount thereof as long as at the relevant Interest Payment Date or the Maturity Date or any Early Redemption Date (as applicable) and immediately after the making of such payment no Senior Indebtedness Default has occurred and is continuing. In the event that, notwithstanding the foregoing, and provided the Trustee has received actual notice thereof, including pursuant to Section 3.8 any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, is received by the Trustee or the Holders of Notes during the continuance of a Senior Indebtedness Default and before all Senior Indebtedness is indefeasibly paid in full and in cash, such payment or distribution will be held in trust for the benefit of and will be paid over to the holders of such Senior Indebtedness or their agent or other representative or to the trustee under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Senior Indebtedness remaining unpaid until (taking into account any concurrent payment or distribution to the holders of such Senior Indebtedness) all such Senior Indebtedness has been paid indefeasibly in full and in cash. The provisions of this Article 3 are intended to be enforceable directly by each Person from time to time entitled to enforce any Senior Indebtedness . The Company hereby declares itself to hold the benefits of this Article 3 in trust for each Person entitled to enforce any Senior Indebtedness from time to time and will do and execute all such documents and things as may be necessary to enable any such Person to enforce the provisions of this Article 3.

3.2 Definition

For purposes of this Article 3:

(a) the words **"cash, property or securities"** will be deemed to include shares of the Company as reorganized or readjusted, or securities of the Company or any other corporation provided for by a plan of reorganization, arrangement or readjustment or indebtedness; and

(b) any reference to the **"indefeasible payment in full and in cash"** (or words to like effect) of Senior Indebtedness means receipt by the holders of Senior Indebtedness of indefeasible payment in cash of the full amount of such Senior Indebtedness and all obligations of the Company in respect thereof; provided that if the holders of Senior Indebtedness are entitled to and do receive any property or securities by virtue of the provisions hereof then, to the extent that they are able to dispose of such property or securities in a reasonable period after receipt (if the same are readily marketable) and do so in their discretion, the net proceeds of such disposition shall be considered (as between the holders of such Senior Indebtedness and the Holders) to have been paid by the Holders hereunder to such holders of Senior Indebtedness and to reduce the amount of such Senior Indebtedness.

3.3 Distribution on Creditor Proceedings

(a) In the event of any Creditor Proceedings:

(i) the holders of all Senior Indebtedness will be entitled to receive payment in full of the principal thereof, premium (if any), interest due thereon and all other indebtedness, obligations and liabilities relating thereto or comprising Senior Indebtedness before the Holders of Notes will be entitled to receive any payment upon or in respect of the Notes or distribution of any kind or character, whether in cash, property or securities, that may be payable or deliverable in any such event in respect of any of the Notes;

(ii) any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to which the Holders of Notes or the Trustee would be entitled, except for the provisions of this Article, will be paid by the liquidating trustee or agent or other person making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, directly to the holders of Senior Indebtedness or their agent or other representative or to the trustee under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, as their respective interests may appear, to the extent necessary to indefeasibly pay in full and in cash all Senior Indebtedness remaining unpaid after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness; and

(iii) in the event that, notwithstanding the foregoing, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities is received by the Trustee or the Holders of Notes during the continuance of a Senior Indebtedness Default and before all Senior Indebtedness is indefeasibly paid in full and in cash, such payment or distribution will be held in trust for the benefit of and will be paid over to the holders of such Senior Indebtedness or their agent or other representative or to the trustee under any indenture under which any instruments evidencing any of such Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Senior Indebtedness remaining unpaid until (taking into account any concurrent payment or distribution to the holders of such Senior Indebtedness) all such Senior Indebtedness has been indefeasibly paid in full and in cash after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

(b) Upon any distribution of assets of the Company referred to in this Article 3, the Trustee and the Holders of Notes will be entitled to rely upon a Certificate of the liquidating trustee or agent or other person making any distribution to the Trustee or to the Holders of the Notes for the purpose of ascertaining the persons entitled to participate in such distribution, the holders of Senior Indebtedness and other indebtedness, obligations and liabilities of the Company, the amount thereof or payable thereon, the amount paid or distributed thereon and all other facts pertinent thereto or to this Article.

3.4 No Payment to Noteholders In Certain Events

(a) Upon the maturity of any Senior Indebtedness for any reason, including by lapse of time, acceleration or otherwise, all principal of, premium (if any) and interest on, and all other indebtedness, obligations and liabilities in respect of all such matured Senior Indebtedness will first be indefeasibly paid in full and in cash before any payment on account of the Notes (whether principal, interest or otherwise) is made.

(b) Upon the happening of a Senior Indebtedness Default, then, unless and until such Senior Indebtedness Default has been cured or waived or has ceased to exist, no payment (by purchase of Notes or otherwise) will be made by the Company with respect to the principal of, any interest on or other amount owing under the Notes unless the Senior Indebtedness has been cured or waived as evidenced by a certificate of the holder of the applicable Senior Indebtedness or an agent or trustee thereof or the Senior Indebtedness has been indefeasibly paid in full and in cash. In the event that, notwithstanding the foregoing, the Company makes any payment with respect to the Notes, then, unless and until such Senior Indebtedness Default has been cured or waived or has ceased to exist as evidenced by a certificate of the holder of the applicable Senior Indebtedness or an agent or

trustee thereof, such payments will be held in trust for the benefit of, and, if and when such Senior Indebtedness become due and payable, will be paid over to, the holders of the Senior Indebtedness or their agent or other representative or to the trustee under any indenture under which any instruments evidencing any of the Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Senior Indebtedness remaining unpaid until all such Senior Indebtedness has been indefeasibly paid in full and in cash, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

(c) The fact that any payment hereunder is prohibited by this Section will not prevent the failure to make such payment from being an Event of Default or Default hereunder.

(d) If, pursuant to this Note Indenture, the Trustee shall declare the principal and interest of all Notes at any time outstanding to be due and payable because of the occurrence of an Event of Default (under circumstances when the provisions of the foregoing clauses (a) and (b) shall not be applicable) the Holders of the Notes shall be entitled to payment only after there shall first have been indefeasibly paid in full and in cash the Senior Indebtedness outstanding at the time such Notes become due and payable because of such Event of Default.

(e) The Company shall not, so long as any Senior Indebtedness is outstanding, pay, prepay, redeem, purchase or provide any cash, property or securities for any payment of or in respect of any of the Notes or any interest therein except, so long as no Senior Indebtedness Default has occurred and is continuing, for regularly scheduled payments of interest on the Notes.

3.5 Payment of Notes Permitted

If the Trustee:

(a) receives a Certificate of the Company certifying that the Company is entitled to make a payment with respect to the Notes pursuant to the provisions hereof; and

(b) has not received written notice from or on behalf of any holder of any Senior Indebtedness, notifying the Trustee of the happening of a Senior Indebtedness Default or of the existence of any other facts that would result in the making of any payment with respect to Notes in contravention of the provisions of this Article 3 or, if it has received such written notice, it has subsequently received a certificate of such holder of Senior Indebtedness confirming that such Senior Indebtedness Default has been cured or waived or such facts not longer exist,

then the Trustee will be entitled to assume that such payment may be made, that no such Senior Indebtedness Default has occurred and that no such facts exist and the Trustee may apply any money that may be received by the Trustee at such time pursuant to any provisions of this Note Indenture to the purposes for which the same were so received. Notwithstanding the foregoing, any such payment is subject to disgorgement if made contrary to this Article 3.

3.6 Subordination not to be Impaired

(a) The provisions of this Article 3, including without limitation the subordination provided in this Article 3, shall apply in all events and circumstances and notwithstanding any Creditor Proceedings.

(b) No right of any present or future holder of any Senior Indebtedness of the Company to enforce the subordination as herein provided will at any time in any way be prejudiced or impaired by any act or failure to act in good faith, by any such holder, or by any noncompliance by the Company with the terms, provisions and covenants of this Note Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

3.7 Authorization of Noteholders to Trustee to Effect Subordination

(a) Each Holder of Notes by such Holder's acceptance thereof authorizes and directs the Trustee on such Holder's behalf to take such action as may be necessary or appropriate to enter into contractual subordination agreements (**"Subordination Agreements"**) with one or more holders of Senior

Indebtedness or a trustee or agent for it or them which may include terms in implementation of and/or in addition to the provisions of this Article 3, the grant of a power of attorney to a holder of Senior Indebtedness to be exercised in any Creditor Proceedings to enforce the terms thereof, or provisions to bind any transfer of the Notes to the terms thereof.

(b) Without limiting or restricting the provisions of Subsection 3.7(a), each Holder, by such Holder's acceptance of a Note or Notes (i) specifically authorizes and directs the Trustee to, and specifically acknowledges, understands and agrees that the Trustee may, execute and, immediately following the Amalgamation deliver Subordination Agreements, and (ii) acknowledges and agrees to be bound by the provisions of the Subordination Agreements notwithstanding the terms thereof are different from, and in addition to, those herein, subject always to the limitation that no provision of any such Subordination Agreement and no security interest therefor or judgment in respect thereof may be exercised or enforced against any property of the Holder other than the Notes and any cash, property or securities distributed or paid to such Holder contrary to the provisions hereof.

3.8 Notice of Default under Senior Indebtedness

The Company shall give the Trustee prompt written notice of the happening of any Senior Indebtedness Default, and of any cure, waiver or withdrawal thereof, of which notice has been given to the Company.

3.9 Inapplicability in Certain Circumstances

The provisions of this Article 3 shall not be applicable to any cash, properties or securities received by the Trustee or the Holder of any Note as a holder of Senior Indebtedness or a trustee or agent for any such Holder.

3.10 Actual Notice Required

Notwithstanding the provisions of this Article 3 or any other provisions of this Note Indenture, the Trustee shall not be charged with knowledge of the existence of any facts which would prohibit the making of any payment of moneys to the Trustee, or the application of such moneys by the Trustee in accordance with the terms hereof, unless and until the Trustee shall have received written notice thereof or has actual knowledge thereof.

3.11 No Impairment Between Corporation and Holders

Nothing herein shall impair, as between the Company and the Holder of any Note, the obligation of the Company, which is unconditional and absolute, to pay the Holder the principal, premium, if any, and interest thereon in accordance with its terms, nor shall anything therein or herein prevent the Trustee or the Holder of any Note from exercising all the remedies otherwise permitted by applicable law or hereunder upon the occurrence of any Event of Default hereunder, subject to the rights, if any, under this Article 3 of holders of Senior Indebtedness to receive cash, property or securities otherwise payable or deliverable to the Trustee or the Holders of the Notes, and subject to the provisions of Section 3.12.

3.12 Procedural Matters - Classification

Notwithstanding anything to the contrary herein or by applicable law provided, in the event of any classification of creditors of the Company on the commencement of or during any Creditor Proceedings, the indebtedness, obligations and liabilities represented by the Notes shall not, whether for purposes of voting or other procedural matters or distribution, be classified with any Senior Indebtedness, and in the event that, contrary to the provisions hereof, in any Creditor Proceedings the indebtedness, obligations and liabilities represented by the Notes shall be classified with any Senior Indebtedness for purposes of voting, then the holders of or Persons entitled to enforce the Senior Indebtedness shall be entitled to direct the manner in which the votes associated with the Notes shall be cast and in the event of disagreement as to the manner in which such votes shall be cast, then the holders of Senior Indebtedness shall, if permitted in the relevant Creditor Proceeding, be entitled to direct the manner in which the votes associated with the Notes shall be cast *pro rata* to the principal amount of Senior Indebtedness owed to them, respectively. If such *pro rata* apportionment of votes is not permitted in the relevant Creditor Proceeding, then the votes associated

with the Notes shall be cast as directed by a majority of the principal amount of Senior Indebtedness. For these purposes, **"voting"** includes any manner of expressing assent or dissent, including voting at a meeting in person or by proxy, written resolution or consent instrument or otherwise.

ARTICLE 4
COVENANTS OF THE COMPANY

4.1 Positive Covenants

The Company hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Holders that so long as any Notes remain outstanding it will:

(a) duly and punctually pay and cause to be paid to the Holders (either directly or through the Trustee or an agent of the Trustee) the principal and any interest accrued thereunder at the dates and places, in the currency and in the manner prescribed herein and for such purpose, where payment is made through the Trustee or an agent of the Trustee, put the Trustee in funds adequate to effect such payments no later than 10:00 a.m. (Calgary time) on the due date or three days prior thereto where the Trustee is required to mail a cheque;

(b) maintain its corporate existence and carry on and conduct its business in a proper, efficient and business-like manner and in accordance with good business practice and will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and rights;

(c) keep proper books of account in accordance with generally accepted accounting principles;

(d) furnish the Trustee with copies of, and will provide directly to each Holder of Notes requesting same, all interim financial statements and annual audited (consolidated, if applicable) financial statements, and the report, if any, of the Company's auditors thereon;

(e) notify the Trustee immediately upon becoming aware of any Default or Event of Default hereunder;

(f) give to the Trustee notice, including reasonable particulars, of any action, suit or proceeding, to the knowledge of the Company, pending against or affecting the Company before any court or before any governmental department, commission or agency or arbitrator in Canada or elsewhere, which could result in any material adverse change in the business, or the operations, prospects or assets or in the condition, financial or otherwise, of the Company; and

(g) do, observe and perform or cause to be done, observed or performed all of the material obligations of the Company under all material agreements, leases, contracts and indentures and all material matters necessary to be done, observed or performed whether under any law or regulation of Canada, any province thereof, or any foreign country, or any municipality therein, or otherwise, in each case where non-compliance might give rise to a material adverse effect on the business or financial condition of the Company.

4.2 Trustee May Perform Covenants

If the Company fails to perform any covenant on its part herein contained, the Trustee may in its discretion, but (subject to Section 5.9) need not, notify the Holders of such failure or itself may but need not perform any of said covenants capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may but need not make such payment or expenditure with its own funds, or with money borrowed by or advanced to it for such purposes, but shall be under no obligation to do so and all sums so expended or advanced shall be repayable by the Company in the manner provided in Section 4.3, but no such performance or payment by the Trustee shall be deemed to relieve the Company from default hereunder.

4.3 To Pay Trustee's Remuneration

The Company will, from time to time, pay the Trustee's reasonable remuneration for its services hereunder together with all costs incurred by the Trustee pursuant to Section 10.7 and will repay to

the Trustee on demand all monies which shall have been paid by the Trustee in and about the execution of the trusts hereby created including, without limitation, legal fees and expenses on a solicitor and his own client basis and all costs incurred by the Trustee in complying with any laws applicable to it as a result of its duties as Trustee hereunder, with interest at a rate to be agreed upon between the Trustee and the Company, from thirty (30) days after the date of receipt of the invoice from the Trustee to the Company with respect to such expenditure until repayment, and such monies and the interest thereon, including the Trustee's remuneration, shall be payable out of any funds coming into the possession of the Trustee in priority to any payment in respect of any of the Notes or interest thereon. The said remuneration shall continue to be payable until the trusts hereof shall be finally wound up and whether or not the trusts of this Note Indenture shall be in the course of administration by or under the direction of the court.

4.4 Negative Covenant

The Company shall not, nor shall it permit any of its Subsidiaries, to sell or dispose of all or substantially all of its assets, except as permitted by and in compliance with Section 7.1 or subsection 8.11(c).

ARTICLE 5
DEFAULT

5.1 Events of Default

It shall be an Event of Default if:

(a) the Company makes default in repayment of the principal amount of the Notes or of any Note due and payable at maturity, upon acceleration or otherwise;

(b) the Company makes default in payment of any accrued and unpaid interest due on the Notes on an Interest Payment Date and the Company has failed to pay all such accrued interest (and interest thereon as set out in subsection 2.1(b)) in full within twelve (12) months of such Interest Payment Date;

(c) the Company makes default and demand for payment has been made under the provisions of any instrument, indenture or document evidencing Senior Indebtedness having a principal amount outstanding in excess of Five Million ($5,000,000) Dollars and fails to remedy the same within the curative period provided for therein or discharge the same or unless such default is waived and any acceleration is rescinded before the acceleration of the Notes;

(d) a decree or order of a court having jurisdiction is entered adjudging the Company a bankrupt or insolvent under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of the property of, the Company, or appointing a receiver of, or of any substantial part of the property of, the Company or ordering the winding-up or liquidation of its affairs, and any such decree or order continues un-stayed and in effect for a period of thirty (30) days;

(e) a resolution is passed for the winding-up or liquidation of the Company or if the Company institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of or of any substantial part of the property of the Company or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(f) the Company shall neglect to observe or perform any other covenant or condition herein contained on its part to be observed or performed and, after notice in writing has been given by the Trustee to the Company specifying such default and requiring the Company to put an end to the same (which said notice may be given by the Trustee, in its discretion, and shall be given by the Trustee upon receipt of a Noteholders' Request) the Company shall fail to make good such default within a period of thirty (30) days, unless the Trustee (having regard to the subject matter of the default) shall have agreed to a longer period, and in such event, within the period agreed to by the Trustee;

(g) any proceedings concerning the Company are taken with respect to a compromise or arrangement under the *Companies' Creditors Arrangement Act* (or any act substituted therefor) or similar legislation of any other jurisdiction; or

(h) any encumbrancer takes possession of all or substantially all of the property of the Company or if a distress or execution or any similar process is enforced against such property and remains unsatisfied for so long as would permit any part of such property to be sold thereunder, or if a custodian or sequestrator or a receiver or receiver and manager or any other officer with similar powers is appointed for the Company or for all or substantially all of the Company's property.

5.2 Special Waiver by the Fund

If, at any time when the Fund is the Holder of all outstanding Notes, the Company is unable or unwilling to pay interest or principal payment on all Notes as required by this Note Indenture, the Company may request the Fund to delay immediate payment of all or part of the interest or principal payable on the Notes held by the Fund. If the Fund agrees to a delay, interest, principal and interest on overdue interest and principal shall continue to accrue and shall be payable by the Company five days after demand by the Fund. Failure to pay on or before the fifth day shall constitute an Event of Default. The Fund shall have, in respect of any delayed interest, principal or overdue interest and all other sums owed under the Notes held by it, equal priority with all other holders of Notes in respect of all sums owed under those Notes but for clarity shall have no preference or priority for delayed interest, principal or overdue interest.

5.3 Acceleration of Maturity

Upon the occurrence of an Event of Default, the Trustee may in its discretion and shall upon receipt of a Noteholders' Request, by notice in writing to the Company, declare the principal of and interest on all Notes then outstanding and all other monies outstanding thereunder to be due and payable and the same shall forthwith become immediately due and payable to the Trustee provided, that, notwithstanding the foregoing, upon the occurrence of an Event of Default described in subsections 5.1(d), 5.1(e) or 5.1(g), the principal and interest on all Notes then outstanding shall forthwith become immediately due and payable to the Trustee, anything therein or herein to the contrary notwithstanding and the Company shall, subject (as between the Holders and the Trustee on the one hand and any Persons entitled to enforce any Senior Indebtedness on the other) to the terms of Article 3 hereof, forthwith pay to the Trustee for the benefit of the Holders such principal, accrued and unpaid interest and all other monies outstanding thereunder, together with interest at the Interest Rate on such principal, interest and such other monies until payment is received by the Trustee. Such payment when made shall be deemed to have been made in discharge of the Company's obligations under the Notes and any monies so received by the Trustee shall be applied in the manner provided in Section 5.13.

5.4 Remedies

Whenever an Event of Default has occurred the Holder(s) may, by Noteholders' Request, cause the Trustee to proceed to enforce their rights by any action, suit, remedy or proceeding authorized or permitted by law or by equity and to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have their claim lodged in any winding-up or other proceedings relative to the Company, provided however, that (as between the Holders and the Trustee on the one hand and any Persons entitled to enforce any Senior Indebtedness on the other) the Trustee's right to proceed may be limited by the provisions of any Subordination Agreement entered into by the Trustee pursuant to Article 3 hereof.

5.5 Remedies not Exclusive

No remedy for the enforcement of rights of the Holder(s) under this Article 5 shall be exclusive of or dependent on any other such remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

5.6 Costs

The Company shall be liable to the Trustee for all costs incurred by the Trustee in connection with the enforcement of rights under this Note Indenture together with interest thereon, at a rate agreed upon between the Trustee and the Company but not less than the Interest Rate, from thirty (30) days after the date of receipt of the invoice from the Trustee to the Company with respect to such costs until the date payment thereof is received by the Trustee.

5.7 Delay

No delay or omission of the Trustee or any Holder to exercise any remedy shall impair any such remedy or be construed to be a waiver of default hereunder or acquiescence herein.

5.8 No Recourse Against Other Parties

Neither the Trustee nor the Holder(s) shall have any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director or officer of the Company for the payment of the principal or interest under any or all of the Notes or on any covenant, agreement, representation or warranty of the Company contained herein or in the Notes.

5.9 Notice of Events of Default

If an Event of Default shall occur and be continuing, the Trustee shall, within five (5) days after it becomes aware of the occurrence of such Event of Default give notice of such Event of Default to the Holders in the manner provided in Section 9.1; provided that, notwithstanding the foregoing, unless the Trustee shall have been requested to do so by a Noteholders' Request, the Trustee shall not be required to give such notice if the Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Holders and shall have so advised the Company in writing.

5.10 Waiver of Default

Upon the happening of any Event of Default hereunder:

(a) the Holders shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by Noteholders' Request, to instruct the Trustee to waive any Event of Default and the Trustee shall thereupon waive the Event of Default upon such terms and conditions as shall be prescribed in such requisition; and

(b) the Trustee, so long as it has not become bound to declare the principal and interest on the Notes outstanding to be due and payable, or to obtain or enforce payment of the same, shall have the power to waive any Event of Default if, in the Trustee's reasonable opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Trustee in the exercise of its discretion, upon such terms and conditions as the Trustee may deem advisable;

provided that no act or omission either of the Trustee or of the Holders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

5.11 Enforcement by the Trustee

(a) Subject to the provisions of Section 5.9 and to the provisions of any Extraordinary Resolution that may be passed by the Holders, in the event the Company shall fail to pay to the Trustee, forthwith after the same shall become due and payable in accordance with Section 5.3, the principal and interest on all Notes outstanding, together with any other amounts due hereunder, the Trustee, may, in its discretion and shall upon receipt of a Noteholders' Request, and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, but subject (as between the Holders and the Trustee on the one hand and any Persons entitled to enforce any Senior Indebtedness on the other), to Article 3, proceed in its name as Trustee hereunder to obtain or enforce payment of the principal and interest on all Notes then outstanding together with any other

amounts due thereunder, by such proceedings authorized by this Note Indenture or by law or equity as the Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Trustee shall act without such request, then by such proceedings authorized by this Note Indenture or by suit at law or in equity as the Trustee shall deem expedient.

(b) The Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the Holders, or in any one or more of such capacities, but subject (as between the Holders and the Trustee on the one hand and any Persons entitled to enforce any Senior Indebtedness on the other) to Article 3, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Trustee and of the Holders allowed in any Creditor Proceedings relative to the Company or its creditors or relative to or affecting its property. The Trustee is hereby irrevocably appointed (and the successive respective Holders by taking and holding Notes shall be conclusively deemed to have so appointed the Trustee), but subject (as between the Holders and the Trustee on the one hand and any Persons entitled to enforce any Senior Indebtedness on the other) to Article 3, the true and lawful attorney-in-fact of the respective Holders with authority to make and file in the respective names of the Holders or on behalf of the Holders as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the Holders themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such acts and things for and on behalf of such Holders, as may be necessary or advisable in the opinion of the Trustee, in order to have the respective claims of the Trustee and of the Holders against the Company or its property allowed in any such proceeding, and to receive payment of or on account of such claims, provided, however, that (i) nothing contained in this Note Indenture shall be deemed to give to the Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of the Holder, and (ii) all such rights shall be subject to Article 3.

(c) The Trustee shall also have power at any time and from time to time, but subject (as between the Holders and the Trustee on the one hand and any Persons entitled to enforce any Senior Indebtedness on the other) to Article 3, to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Holders.

(d) All rights of action hereunder may be enforced by the Trustee without the possession of any of the Notes or the production thereof on the trial or other proceedings relative thereto. Any such suit or proceeding instituted by the Trustee shall be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the ratable benefit of the Holders subject to the provisions of this Note Indenture. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Note Indenture, to which the Trustee shall be a party) the Trustee shall be held to represent all of the Holders, and it shall not be necessary to make any Holders party to any such proceeding.

5.12 No Suits by Holders

No Holder of any Note shall have any right to institute any action, suit or proceeding at law or in equity for the purposes of enforcing payment of the principal or interest on the Notes or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the *Bankruptcy and Insolvency Act* (Canada) or to have the Company wound up or to file or prove a claim in any Creditor Proceeding or for any other remedy hereunder, unless: (i) such Holder shall previously have given to the Trustee written notice of the happening of an Event of Default hereunder; (ii) the Holders by Noteholders' Request shall have made a request to the Trustee and the Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; (iii) the Holders or any of them shall have furnished to the Trustee, when so requested by the Trustee, sufficient funds or security therefor and an indemnity satisfactory to the Trustee to cover the costs, expenses and liabilities to be incurred therein or thereby; (iv) the Trustee shall have failed to act within a reasonable time of receipt of such notification, request and offer of indemnity; and such notification, request and offer of indemnity are hereby declared in every such case,

at the option of the Trustee, to be conditions precedent to any such proceedings; and (v) the bringing of any such action, suit or proceeding would be contrary to Article 3.

5.13 Application of Monies by Trustee

Except as herein otherwise expressly provided, but subject (as between the Holders and the Trustee on the one hand and any Persons entitled to enforce any Senior Indebtedness on the other) to Article 3, any money received by the Trustee from the Company pursuant to the foregoing provisions of this Article 5, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Company or in any other manner, shall be applied, together with any other monies in the hands of the Trustee available for such purpose as follows:

(a) first, in payment or in reimbursement of the Trustee of its compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Trustee in or about the execution of its trusts under, or otherwise in lawful relation to, this Note Indenture, with interest thereon as herein provided;

(b) second, but subject as hereinafter in this Section 5.13 provided, in payment, ratably and proportionately to the Holders in the following priority namely: first, accrued and unpaid interest and interest on amounts in default; thereafter, principal; unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal and interest as may be directed by such resolution; and

(c) third, in payment of the surplus, if any, of such monies to the Company or its assigns;

provided, however, that no payment shall be made pursuant to subsection 5.13(b) above contrary to Article 3 or with respect to the principal or interest of any Note held, directly or indirectly, by or for the benefit of the Company or any Subsidiary (other than any Note pledged for value and in good faith to a person other than the Company or any Subsidiary but only to the extent of such person's interest therein) except subject to the prior payment in full of the principal and interest of all Notes which are not so held.

5.14 Distribution of Proceeds

Payments to Holders of Notes pursuant to subsection 5.13(b) shall be made as follows:

(a) at least fifteen (15) days' notice of every such payment shall be given in the manner provided in Section 9.1 specifying the time when and the place or places where the Notes are to be presented and the amount of the payment and the application thereof as between principal and interest;

(b) payment of any Note shall be made upon presentation thereof at any one of the places specified in such notice and any such Note thereby paid in full shall be surrendered, otherwise a memorandum of such payment shall be endorsed thereon; but the Trustee may in its discretion dispense with presentation and surrender or endorsement in any special case upon such indemnity being given to it as it shall deem sufficient;

(c) from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Note after giving credit for the amount of the payment specified in such notice unless the Note with respect to which such amount is owing is duly presented on or after the date so specified and payment of such amount is not made; and

(d) the Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it. after reserving thereout such amount as the Trustee may think necessary to provide for the payments mentioned in subsection 5.13(a), would be insufficient to make a distribution of at least five percent (5%) of the aggregate principal amount of the outstanding Notes, but it may retain the money so received by it and invest or deposit the same as provided in Section 10.9 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall not apply to a final payment or distribution hereunder.

5.15 Judgment Against the Company

The Company covenants and agrees with the Trustee that, in case of any judicial or other proceedings to enforce the rights of the Holders, judgment may be rendered against it in favour of the Holders or in favour of the Trustee, as trustee for the Holders, for any amount which may be proved to remain due with respect to the Notes and the interest thereon and any other monies owing hereunder.

ARTICLE 6
SATISFACTION, DISCHARGE AND REDEMPTION

6.1 Payment of Principal Amount

Subject to the provisions of Article 3, the principal amount and any interest due upon maturity of any Note outstanding shall be paid by the Company to the Trustee on the Maturity Date for payment to the Holder upon presentation and surrender of the Note by the Holder to the Trustee at the office of the Trustee in the City of Calgary. Upon payment of the principal amount together with any accrued and unpaid interest, the Note shall be cancelled by the Trustee.

6.2 Non-Presentation of Notes

In the event the Holder of any Note shall fail to surrender the same on the Maturity Date or give such receipt therefor, if any, as the Trustee may require, such monies shall be set aside by the Trustee in trust for such Holder, and no interest shall be payable to such Holder and such setting aside shall for all purposes be deemed a payment to the Holder of the sum so set aside, and to that extent such Notes shall thereafter not be considered as outstanding hereunder and the Holder shall have no right except to receive payment out of the monies so set aside upon surrender and delivery up of such Note.

6.3 Repayment of Unclaimed Monies

Any monies set aside under Section 6.2 and not claimed by and paid or delivered to Holders as provided in Section 6.2 within six (6) years after the date of such setting aside shall be repaid or returned to the Company by the Trustee on demand and thereupon the Trustee shall be released from all further liability with respect to such monies and thereafter the Holders with respect to which such monies were so repaid to the Company shall have no rights with respect thereto except to obtain payment or delivery of the monies due thereon from the Company up to such time as the right to proceed against the Company for recovery of such monies has become statute barred under the laws of the Province of Alberta.

6.4 Discharge

The Trustee shall at the request of the Company release and discharge this Note Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Company from its covenants herein contained (other than the provisions relating to the indemnification of the Trustee) upon proof being given to the reasonable satisfaction of the Trustee that the principal of and interest (including interest on amounts in default, if any) on all the Notes and all other monies or other consideration payable hereunder have been paid or satisfied or that, all the Notes having matured, payment of the principal of and interest (including interest on amounts in default, if any) on such Notes and on all other monies or other consideration payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

ARTICLE 7
SUCCESSOR COMPANIES

7.1 Successor Companies

The Company shall not, except as sanctioned by subsection 8.11(c), enter into any transaction (whether by way of reconstruction, reorganization, consolidation, arrangement, amalgamation, merger, transfer, sale, lease or otherwise), other than the Arrangement and the Amalgamation, whereby all

or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of such amalgamation or merger, of the continuing company resulting therefrom unless:

(a) such other person or continuing company is a company (herein called the **"successor company"**) incorporated under the laws of Canada or any province thereof;

(b) the successor company shall execute, prior to, contemporaneously with or forthwith after the consummation of such transaction, such instruments (if any) as are satisfactory to the Trustee and in the opinion of Counsel are necessary or advisable to evidence the assumption by the successor company of the liability for the due and punctual payment of all the Notes and interest thereon and all other monies payable hereunder and the covenant of the successor company to pay the same and its agreement to observe and perform all the covenants and obligations of the Company under this Note Indenture;

(c) such transaction shall, in the reasonable opinion of the board of directors of the Company, be upon such terms as substantially preserve and do not impair in any material respect the rights or powers of the Trustee or the Holders hereunder and upon terms as are in no way prejudicial to the interests of the Holders; and

(d) no condition or state of facts shall exist as to the Company or the successor company either after the consummation of any such transaction and after giving full effect thereto or immediately after the successor company complying with the provisions of subsection 7.1(b) above which constitutes or would constitute, after notice or lapse of time or both, an Event of Default.

7.2 Vesting of Powers In Successor Company

Whenever the conditions of Section 7.1 have been duly observed and performed, the successor company (including, without limitation, the amalgamated corporation resulting from the Amalgamation) shall be bound by the covenants and obligations of the Company under this Note Indenture and shall possess and from time to time may exercise each and every right and power of the Company under this Note Indenture in the name of the Company or otherwise and any act or proceeding by any provision of this Note Indenture required to be done or performed by any Directors or officers of the Company may be done and performed with like force and effect by the director's or officers of such successor company.

7.3 Notice of Completion of Arrangement

Upon the completion of the Arrangement by the filing of the court order approving the Arrangement and the articles of arrangement with the Registrar of Corporations, the Company shall provide notice in writing thereof to the Trustee confirming the completion of the Arrangement and the Amalgamation.

ARTICLE 8
MEETINGS OF HOLDERS

8.1 Right to Convene Meeting

The Trustee or the Company may at any time and from time to time and the Trustee shall on receipt of a request of the Company or a Noteholders' Request and upon being indemnified to its reasonable satisfaction by the Company or by the Holders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Holders. In the event of the Trustee failing within ten (10) days after receipt of any such request and such indemnity to give notice convening a meeting, the Company or such Holders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Calgary, or at such other place as may be approved or determined by the Trustee.

8.2 Notice of Meetings

At least twenty-one (21) days' notice of any meeting shall be given to the Holders by the Company or the Trustee, as the case may be, in the manner provided in Section 9.1 and a copy thereof shall

be sent by courier to the Trustee, unless the meeting has been called by it. Such notice shall state the time and place the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat. The accidental omission to give notice of a meeting to any Holder shall not invalidate any resolution passed at any such meeting.

8.3 Chairman

A person, who need not be a Holder, nominated in writing by the Trustee shall be chairman of the meeting and if no person is so nominated, or if the person so nominated is not present within fifteen (15) minutes from the time fixed for the holding of the meeting, the Holders present in person or by proxy shall choose a person present to be chairman.

8.4 Quorum

Subject to the provisions of Section 8.12, at any meeting of the Holders a quorum shall consist of Holders present in person or by proxy and representing a majority in aggregate principal amount of the Notes outstanding. If a quorum of the Holders shall not be present within thirty (30) minutes from the time fixed for holding any meeting, the meeting, if summoned pursuant to a Noteholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the first Business Day thereafter) at the same time and place and no notice shall be required to be given with respect to such adjourned meeting. At the adjourned meeting the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent a majority of the aggregate principal amount of the Notes outstanding. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting other than an adjourned meeting unless the required quorum is present at the commencement of business.

8.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Holders is present may with the consent of the Holders of a majority in aggregate principal amount of the Notes represented thereat adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

8.6 Show of Hands

Every question submitted to a meeting shall, subject to Section 8.7, be decided in the first instance by a majority of the votes given on a show of hands. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote with respect to the Notes, if any, held by him or the Holder whose proxy he holds.

8.7 Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting, when demanded by the chairman or by one or more Holders or proxies for Holders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Resolutions or matters other than those to be decided by Extraordinary Resolution shall, if a poll is taken, be decided by the votes of the Holders of a majority in aggregate principal amount of the Notes represented at the meeting and voted on the poll.

8.8 Voting

On a show of hands every person who is present and entitled to vote, whether as a Holder or as proxy for one or more Holders or both, shall have one vote. On a poll each Holder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote with respect to each One Hundred ($100) Dollars principal amount of Notes of which he shall then be the Holder. A proxy

need not be a Holder. In the case of joint registered Holders, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them shall be present in person or by proxy, they shall vote together with respect to the Notes of which they are joint registered Holders.

8.9 Regulations

The Trustee, or the Company with the approval of the Trustee, may from time to time make and from time to time vary or revoke such regulations as it shall from time to time think fit providing for and governing:

(a) the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and for the production of the authority of any person signing on behalf of a Holder;

(b) the deposit of instruments appointing proxies at such place as the Trustee, the Company or the Holder convening the meeting, as the case may be, may, in the notice convening the meeting, direct, and the time, if any, before the holding of the meeting or any adjournment thereof by which the same shall be deposited; and

(c) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be delivered, mailed or telecopied before the meeting to the Company or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as the Holders, or as entitled to vote or be present at the meeting with respect thereto, shall be Holders and persons whom Holders have by instrument in writing duly appointed as their proxies.

8.10 Persons Entitled to Attend Meetings

The Company and the Trustee (by their respective employees, officers and directors) and the legal advisers of the Company, the Trustee and any Holder, and any other Person permitted by the chairman to attend, may attend any meeting of the Holders, but such parties shall, unless otherwise entitled to do so, not be entitled to vote at such meeting.

8.11 Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Note Indenture or by law, a meeting of the Holders shall have the following powers exercisable from time to time only by Extraordinary Resolution, and subject (where applicable) to Section 3.12:

(a) power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Holders or the Trustee (with the prior written consent of the Trustee) against the Company, or against its property, whether such rights arise under this Note Indenture or the Notes or otherwise;

(b) power to assent to any modification of or change in or addition to or omission from the provisions contained in this Note Indenture or any Note which shall be agreed to by the Company and to authorize the Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(c) power to sanction any scheme for the reconstruction or reorganization of the Company or for the consolidation, amalgamation or merger of the Company with any other company or for the sale, lease, transfer or other disposition of the undertaking, property and assets of the Company or any part thereof, provided that no such sanction shall be necessary with respect to any such transaction if the provisions of Section 7.1 shall have been complied with;

(d) power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Note Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(e) power to waive and direct the Trustee to waive any Default or Event of Default hereunder or cancel any declaration made by the Trustee pursuant to Section 5.2 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(f) power to restrain any Holder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal of or interest on the Notes, or for the execution of any trust or power hereunder;

(g) power to direct any Holder who has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same, upon payment of the costs, charges and expenses reasonably and properly incurred by such Holder in connection therewith if the taking of such suit, action or proceeding shall have been permitted by Section 5.11;

(h) power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Company;

(i) power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in any such Extraordinary Resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Holders, such of the powers of the Holders as are exercisable by extraordinary or other resolution as shall be included in the resolution appointing the committee. The Extraordinary Resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be Holders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Holders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(j) power to authorize the distribution in specie of any shares, bonds, notes or other securities or obligations or cash or other consideration received hereunder or the use or disposal of the whole or any part of such shares, bonds, notes or other securities or obligations or cash or other consideration in such manner and for such purpose as may be deemed advisable and specified in such Extraordinary Resolution;

(k) power to authorize the Trustee or any other person or persons to (i) bid at any sale of the Company's properties or assets or any part thereof, (ii) to borrow the monies required to make any deposit at said sale or pay the balance of the purchase price and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased as security for the repayment of the monies so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such monies (in which event it, he or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon), (iii) to hold any property or assets so purchased (subject to any hypothec, mortgage, pledge, charge or lien to secure any monies so borrowed or advanced) in trust for all the Holders of the Notes outstanding at the time of such sale pro rata in proportion to the amounts due to them thereon respectively for principal and interest before such sale, and to sell, transfer and convey the whole or any part or parts of the property or assets so purchased for such consideration in cash or in the shares, bonds, notes or other securities or obligations of any company formed or to be formed, or partly in cash and partly in such securities or obligations, and upon such terms and conditions as may be determined by such Extraordinary Resolutions of the Holders and, subject to such terms and conditions, to dispose of such cash, shares, bonds, notes or other securities or obligations not distributed pursuant to the provisions of subsection 8.11(j), (iv) until the sale, transfer or conveyance of the whole of such property or assets so purchased to maintain and

operate such part of said property and assets as has not been disposed of, and for such purposes to borrow monies and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased, or any part thereof, as security for the repayment of the monies so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such monies (in which event it, he or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon), and (v) otherwise deal with such property and assets and the proceeds of any sale, transfer of conveyance thereof as the Holders may by such Extraordinary Resolution direct;

(l) power to remove the Trustee from office and to appoint a new trustee or trustees;

(m) power to sanction the exchange of the Notes for or the conversion thereof into shares, bonds, notes or other securities or obligations of the Company or of any company formed or to be formed;

(n) power to authorize the Company and the Trustee to grant extensions of time for payment of interest on any of the Notes whether or not the interest, the payment with respect to which is extended, is at the time due or overdue; and

(o) power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Holders or by any committee appointed pursuant to subsection 8.11(i).

8.12 Meaning of "Extraordinary Resolution"

(a) The expression **"Extraordinary Resolution"** when used in this Note Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Holders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article 8 at which the Holders of a majority in principal amount of the Notes outstanding are present in person or by proxy and passed by the affirmative votes of the Holders of not less than seventy-five percent (75%) of the aggregate principal amount of Notes represented at the meeting and voted on a poll upon such resolution.

(b) If, at any meeting referred to in subsection 8.12(a), the Holders of a majority in aggregate principal amount of the Notes outstanding are not present in person or by proxy within thirty (30) minutes after the time appointed for the meeting, then the meeting, if summoned by a Noteholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than ten (10) days nor more than twenty (20) days later, and to such place and time, all as may be determined by the chairman. Not less than five (5) days' notice shall be given of the time and place of such adjourned meeting to the Holders in the manner provided in Section 9.1. Such notice shall state that at the adjourned meeting the Holders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 8.12(a) shall be an Extraordinary Resolution within the meaning of this Note Indenture.

(c) Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

8.13 Powers Cumulative

It is hereby declared and agreed that any one or more of the powers of this Note Indenture stated to be exercisable by the Holders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or powers thereafter from time to time.

8.14 Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the

Company, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Holders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, with respect to the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

8.15 Instrument In Writing

All actions which may be taken and all powers that may be exercised by the Holders at a meeting held as hereinbefore in this Article 8 provided may also be taken and exercised by the Holders of seventy-five percent (75%) of the aggregate principal amount of all the outstanding Notes, by an instrument in writing signed in one or more counterparts and the expression **"Extraordinary Resolution"** when used in this Note Indenture shall include an instrument so signed.

8.16 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 8 at a meeting of Holders shall be binding upon all the Holders, whether present at or absent from such meeting, and every instrument in writing signed by Holders in accordance with Section 8.15 shall be binding upon all Holders, whether signatories thereto or not, and each and every Holder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

8.17 Evidence of Rights of Holders

Any request, direction, notice, consent or other instrument which this Note Indenture may require or permit to be signed or executed by the Holders may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Holders in person or by attorney duly appointed in writing. Proof of the execution of any such request or other instrument or of a writing appointing any such attorney or (subject to the provisions of this Article 8 with regard to voting at meetings of Holders) of the holding by any person of Notes shall be sufficient for any purpose of this Note Indenture if made in the following manner, namely, the fact and date of execution by any person of such request or other instrument or writing may be proved by the Certificate of any notary public, or other officer authorized to take acknowledgments of deeds to be recorded at the place where such Certificate is made that the person signing such request or other instrument in writing acknowledged to him the execution thereof or by affidavit of a witness of such execution or in any other manner which the Trustee may consider adequate.

The Trustee may, nevertheless, in its discretion require further proof in cases where it deems further proof desirable or may accept such other proof as it shall consider proper.

ARTICLE 9
NOTICES

9.1 Notice

Any notice required or permitted to be given hereunder shall be in writing and given by delivering, by post or courier, or by transmitting by telecopier (in the case of Company or the Trustee):

(a) to the Company, prior to the Amalgamation, at:

c/o Brompton Management Limited
Royal Bank Plaza, South Tower
Suite 2315, P.O. Box 72
200 Bay Street
Toronto, ON M5J 2J2

Attention: Raymond R. Pether
Facsimile: (416) 642-6001

(b) and to the Company, following the Amalgamation, at:

Acclaim Energy Inc.
500, 505 - 3rd Street S.W.
Calgary, AB T2P 3E6

Attention: Jack C. Lee
Facsimile: (403) 262-6977

(c) to the Holder at the address appearing on the Register, and if, in the case of joint Holders, more than one address appears in the Register in respect of such joint holding, notice shall be addressed to the first address so appearing; or at the option of such party giving notice, such notice may be given by publication twice in the Report on Business section of the National Edition of the Globe and Mail or similar section of any newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in the business section of a newspaper in each city where the Register or Registers are maintained;

(d) to the Trustee at its principal office in the City of Calgary at:

Montreal Trust Company of Canada
710, 530 - 8th Avenue S.W.
Calgary, AB T2P 3S8

Attention: Manager, Corporate Trust Department
Facsimile: (403) 267-6598

Any notice given as aforesaid shall be deemed to have been given at the time delivered or telecopied (provided complete transmission is confirmed) if delivered or facsimile to the recipient on a Business Day (in the city in which the addressee is located) and before 4:30 p.m. (local time in the city in which the addressee is located) on such Business Day, and otherwise shall be deemed to be given at 9:00 a.m. (local time in the city in which the addressee is located) on the next following Business Day (in the city in which the addressee is located) or, in the case of notice being given by publication, on the next following Business Day, after publishing such notice twice in the designated newspaper or newspapers. Any party may change its address for notice by notice to the other parties hereto given in the manner herein provided.

ARTICLE 10
CONCERNING THE TRUSTEE

10.1 No Conflict of Interest

The Trustee represents to the Company that at the date of execution and delivery by it of this Note Indenture there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 10.1, such a material conflict of interest exists, the validity and enforceability of this Note Indenture, and the Notes issued hereunder shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists but the Trustee shall, within ninety (90) days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 10.2.

10.2 Replacement of Trustee

(a) The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Company three (3) months' notice in writing or such shorter notice as the Company may accept as sufficient. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company shall forthwith appoint a new Trustee unless a new trustee has already been appointed by the Holders; failing such appointment by the Company, the retiring Trustee or any Holder may apply to a justice of the Court of Queen's Bench of Alberta, on such notice as such Justice may direct for the appointment of a new Trustee; but any new trustee so appointed by the Company or by the Court shall be subject to removal as herein provided by the Holders. Any new Trustee appointed under any

provision of this Section shall be a company authorized to carry on the business of a trust company in all Provinces of Canada. On any new appointment the new trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

(b) Any company into which the Trustee may be merged or with which it may be consolidated or amalgamated or any company resulting from any merger, consolidation or amalgamation to which the Trustee shall be a party, shall be the successor Trustee under this Note Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Trustee or of the Company, the Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Trustee to the successor Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Company be required by any new trustee for more fully and effectively vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new trustee, be made, executed, acknowledged and delivered by the Company.

(c) The parties hereto acknowledge and agree, and any Holders are hereby deemed to have acknowledged and agreed:

(i) Montreal Trust Company of Canada has sold its corporate trust business and that such business is, as of the date of this Note Indenture, owned and operated by Computershare Trust Company of Canada ("Computershare"); and

(ii) Montreal Trust Company of Canada may assign this Note Indenture and any ancillary agreements executed in connection herewith, and all of its rights and obligations thereunder, to Computershare. Any such assignment shall be effective without the need for any further notice or advice to, or approval of, any other person and without any further act or formality whatsoever.

10.3 Duties of Trustee

(a) In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Note Indenture, the Trustee shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

(b) In addition to all other duties of the Trustee set forth herein, at all times while any Notes are outstanding, the Trustee shall, in addition, have the following responsibilities hereunder:

(i) to keep the Company's Note ledgers, Registers and branch Registers of transfers and unissued Notes and, subject to such general and particular instructions as may from time to time be given to it by or under the authority of the Board of Directors (which shall be in the form of a Written Direction of the Company), the Trustee shall:

A. record the particulars of all transfers of Notes upon the appropriate Register of transfers or branch Register(s) of transfers;

B. certify and issue Notes to the Holders entitled thereto, representing Notes held by or transferred to them, respectively;

C. maintain the Registers of Holders and make such entries from time to time in the Registers as may be necessary in order that the account of each Holder of the Company may be properly and accurately maintained; and

D. furnish to the Company, but at the Company's expense, at any time such statements, lists, entries, information and material concerning transfers and other matters prepared and undertaken by it as Trustee, including all documents, papers, information and material as it may have and the Company may require;

(ii) forthwith upon receipt of sufficient monies from the Company, to forward cheques or other transfer of funds by such means as considered appropriate by the Trustee representing payments of interest upon the Notes to the Holders thereof in accordance with the provisions of subsection 2.1(c) hereof;

(iii) upon receipt of sufficient monies upon the stated or accelerated maturity of the Notes, and subject to Article 3, to make all payments of principal or interest on the Notes to the Holders thereof as provided in this Note Indenture; and

(iv) promptly as and when due to make such recordings and filings as may be required to satisfy any statutory or regulatory duty imposed upon the Trustee and to provide the Holders with any such statements and records as they may require to comply with any statutory or regulatory duties imposed upon the Holders in their capacity as Holders.

(c) All Notes shall be effectively and interchangeably transferable on the appropriate principal Register of transfers or on any appropriate branch Register(s) of transfers, regardless of where or when the Notes shall have been issued, and entry of the transfer of any Notes in the appropriate Register of transfers or in any one appropriate branch Register of transfers shall for all purposes be a complete and valid transfer.

(d) The Trustee may use its own judgment in the performance of its duties as trustee for the Company, but at any time it may apply to the Board of Directors of the Company or an officer of the Company or to such Counsel as the Company may from time to time determine at the expense of the Company, for instructions or advice, and the Company will fully protect and hold the Trustee harmless from all liability for any action taken, or not taken, by the Trustee in accordance with or pursuant to such instructions or advice that may be given to it.

(e) Subject to subsection 10.3(a) and the provisions of any applicable laws, except for its acts or omissions constituting fraud, gross negligence or wilful misconduct, the Trustee shall not be liable for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law and the Company agrees, at all times, to indemnify and save harmless the Trustee and its agents from and against all liability, claims, demands, action, suits or other proceedings by whomsoever made, prosecuted or brought and from all loss, costs, damages and expenses in any manner based upon, occasioned by or attributable to any act of the Trustee in the execution of its duties hereunder.

(f) The Trustee shall not incur any liability by refusing in good faith to effect any transfer of any Notes which, in its judgment is improper or unauthorized.

(g) The Trustee agrees to faithfully carry out and perform its duties hereunder and, on termination hereof and upon payment by the Company to the Trustee of all monies owing to the Trustee hereunder, to deliver over to the Company the Registers and branch Registers maintained by it and any documents connected therewith or with the Company transacted hereunder, and a receipt signed by an officer of the Company shall be a valid discharge of the Trustee.

10.4 Reliance Upon Declarations

In the exercise of its rights, duties and obligations hereunder the Trustee may, if acting in good faith, rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to and in accordance with any covenants, conditions and requirements of this Note Indenture. The Trustee shall not be liable for or by reason of any statements of fact or recitals in this Note Indenture or in the Notes (except in the Certificate of the Trustee thereon) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Company. The Trustee shall not in any way be responsible for the consequence of any breach on the part of the Company or any of the Company's covenants contained herein.

10.5 Evidence and Authority to Trustee

(a) The Company shall furnish to the Trustee evidence of compliance with the conditions precedent provided for in this Note Indenture relating to any action or step required or permitted to be taken by

the Company or the Trustee under this Note Indenture or as a result of any obligation imposed under this Note Indenture, including without limitation, the certification and delivery of Notes hereunder, the satisfaction and discharge of this Note Indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of the Company, forthwith if and when: (i) such evidence is required by any other Section of this Note Indenture to be furnished by the Trustee in accordance with the terms of this Section 10.5; or (ii) the Trustee, in the exercise of its rights and duties under this Note Indenture, gives the Company written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

(b) Such evidence shall consist of:

(i) a Certificate of the Company stating that any such condition precedent has been complied with in accordance with the terms of this Note Indenture;

(ii) in the case of a condition precedent for which compliance with is, by the terms of this Note Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Note Indenture; and

(iii) in the case of any such condition precedent for which compliance is subject to review or examination by auditors or accountants, an opinion or report of the auditors of the Company whom the Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Note Indenture.

(c) Whenever such evidence relates to a matter other than the certification and delivery of Notes and the satisfaction and discharge of this Note Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, valuator, engineer, surveyor, appraiser or other expert whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of the Company it shall be in the form of a statutory declaration.

(d) Each statutory declaration, Certificate, opinion or report with respect to compliance with a condition precedent provided for in this Note Indenture shall include: (i) a statement by the person giving the evidence that he has read and is familiar with those provisions of this Note Indenture relating to the condition precedent in question; (ii) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based; (iii) a statement that in the belief of the person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein; and (iv) a statement whether in the opinion of such person the conditions precedent in question have been complied with or satisfied.

(e) The Company shall furnish to the Trustee annually, on the anniversary date of this Note Indenture and at any other reasonable time if the Trustee so requires, its Certificate that the Company has complied with all covenants, conditions or other requirements contained in this Note Indenture, the noncompliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such noncompliance. The Company shall, whenever the Trustee so requires, furnish the Trustee with evidence by way of statutory declaration, opinion, report or Certificate as specified by the Trustee as to any action or step required or permitted to be taken by the Company or as a result of any obligation imposed by this Note Indenture.

10.6 Certificate of the Company as Evidence

Except as otherwise specifically provided or prescribed by this Note Indenture, whenever in the administration of the provisions of this Note Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may rely upon a Certificate of the Company.

10.7 Experts, Advisers and Agents

The Trustee may:

(a) in relation to this Note Indenture, act on the opinion or advice of or information obtained from any solicitor, auditor, accountant, valuator, engineer, surveyor, appraiser or other expert, whether obtained by the Trustee or by the Company, or otherwise, and may employ such assistants as may be necessary to the proper discharge of its duties and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof. Any solicitors employed or consulted by the Trustee as Counsel may be, but need not be, solicitors for the Company.

10.8 Trustee May Deal In Notes

Subject to Section 10.1, the Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Notes and generally contract and enter into financial transactions with the Company or otherwise, without being liable to account for any profits made thereby.

10.9 Investment of Monies Held by Trustee

(a) Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any Canadian chartered bank listed in Schedule I of the *Bank Act* (Canada) or deposited for safekeeping with any such bank.

(b) Unless otherwise provided in this Note Indenture, any monies held by the Trustee which under the trusts of this Note Indenture may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee in securities issued or guaranteed by the Government of Canada or a province thereof, any Canadian chartered bank listed in Schedule I of the Bank Act (Canada) or the Trustee, provided that the security shall not have a maturity date of more than sixty (60) days from the date of investment. Unless the Company shall be in default hereunder or unless otherwise specifically provided herein, all interest or other income received by the Trustee in respect of such deposits and investments shall belong to the Company. Unless and until the Trustee shall have declared the principal of and interest on the Notes to be due and payable, the Trustee shall so invest such monies at the request of the Company.

(c) Pending the investment of any monies as hereinbefore provided, such monies may be deposited in the name of the Trustee in any chartered bank of Canada or, with the written consent of the Company, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits.

(d) Unless and until the Trustee shall have declared the principal of and interest on the Notes to be due and payable, and subject to Article 3, the Trustee shall pay over to the Company all interest received by the Trustee with respect to any investments or deposits made pursuant to the provisions of this Section.

10.10 Trustee Not Ordinarily Bound

Except as provided in Section 5.9 and as otherwise specifically provided herein, the Trustee shall not, subject to Section 10.3, be bound to give notice to any person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Company of any of the obligations herein

imposed upon the Company or of the covenants on the part of the Company herein contained, nor in any way to supervise or interfere with the conduct of the Company's business, unless the Trustee shall have been required to do so by a Noteholders' Request or by an Extraordinary Resolution of the Holders passed in accordance with the provisions contained in Article 8, and then only after it shall have been indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing, nor in any way or at any time or on any conditions to supervise or interfere with the conduct of the Company's business.

10.11 Trustee Not Required to Give Security

The Trustee shall not be required to give any bonds or security with respect to the execution of the trusts and powers of this Note Indenture or otherwise in respect of this Note Indenture.

10.12 Trustee Not to Be Appointed Receiver

The Trustee and any person related to the Trustee shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertakings of the Company.

10.13 Trustee Not Bound to Act

Except as in this Note Indenture otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of the Company or of the Directors until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

10.14 Conditions Precedent to Trustee's Obligations to Act Hereunder

(a) The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Holders hereunder shall be conditional upon the Holders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(b) None of the provisions contained in this Note Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c) The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Holders at whose instance it is acting to deposit with the Trustee the Notes held by them for which Notes the Trustee shall issue receipts.

10.15 Authority to Carry on Business

The Trustee represents to the Company that at the date of execution and delivery by it of this Note Indenture it is authorized to carry on the business of a trust company in all Provinces of Canada. If the Trustee ceases to be so authorized to carry on business, the validity and enforceability of this Note Indenture and the Notes shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within ninety (90) days after ceasing to be authorized to carry on the business of a trust company in all Provinces of Canada either become so authorized or resign in the manner and with the effect specified in Section 10.2.

10.16 Acceptance of Trust

The Trustee hereby accepts the trusts in this Note Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Holders, subject to all the terms and conditions herein set forth.

ARTICLE 11
SUPPLEMENTAL INDENTURES

11.1 Supplemental Indentures

From time to time the Trustee and, when authorized by a resolution of the Directors, the Company, may, and they shall when required by this Note Indenture, but subject to obtaining any consent which may be required under the terms of any agreement (including any Subordination Agreement referred to in Section 3.7), execute, acknowledge and deliver by their proper officers, deeds or indentures supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) adding to the covenants of the Company herein contained for the protection of the Holders or providing for Events of Default in addition to those herein specified;

(b) making such provisions not inconsistent with this Note Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Notes which do not affect the substance thereof, provided that the Trustee shall be of the opinion that such provisions and modifications will not be prejudicial to the interests of the Holders;

(c) giving effect to any Extraordinary Resolution passed as provided in Article 8; and

(d) for any other purpose not inconsistent with the terms of this Note Indenture.

The Trustee may also, without the consent or concurrence of the Holders, by supplemental indenture or otherwise, concur with the Company in making any changes or corrections in this Note Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any deed or indenture supplemental or ancillary hereto, provided that in the opinion of Counsel the rights of the Trustee and the Holders are in no way prejudiced thereby.

11.2 Indenture Confirming or Evidencing Subordination

From time to time the Trustee may, and shall when requested by a Holder of Senior Indebtedness, execute, acknowledge and deliver by its proper officers, such deeds, documents, instruments or indentures as may be reasonably required by such Holder of Senior Indebtedness, to confirm, evidence or give effect to any of the provisions of Article 3 or to ensure that any Holders of Senior Indebtedness receive the full benefit of Article 3 including, without limiting the generality of the foregoing, the provision of proxies by the Trustee to a Holder of Senior Indebtedness for the purposes of Section 3.12.

ARTICLE 12
FORM OF NOTE

12.1 Form of Note

The form for the Note to be issued pursuant to the Arrangement, the Certificate of the Trustee in respect thereof and the transfer panel thereon shall be as set forth in Schedule "A"; provided that following the Amalgamation, the name of the Company shall be Acclaim Energy Inc. and the Company shall, at its expense, on surrender of a Note in the form of Schedule "A", issue a Note with "Acclaim Energy Inc." name substituted for "Nevis Ltd." in replacement of the surrendered Note.

ARTICLE 13
EXECUTION AND FORMAL DATE

13.1 Execution

This Note Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

13.2 Formal Date

For the purpose of convenience this Note Indenture may be referred to as bearing formal date as set out on the first page hereof irrespective of the actual date of execution hereof.

IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

NEVIS LTD.

Per: (Signed) Raymond R. Pether

Per: (Signed) Mark D. Beacom

MONTREAL TRUST COMPANY OF CANADA

Per: (Signed) Anne deWaele

Per: ______________________

SCHEDULE "A"

FORM OF NOTE

The form for the Notes, the Certificate of the Trustee and the registration and transfer panel thereon shall be in the English language substantially as follows:

(Form of Note)

NEVIS LTD.

(incorporated pursuant to the laws of the Province of Alberta)

12% UNSECURED, SUBORDINATED PROMISSORY NOTE

Certificate Number: ______________ $ ______________

DUE: APRIL 20, 2016

Nevis Ltd. (herein referred to as the **"Company"**), for value received, hereby promises to pay to the registered holder hereof, ____, on April 20, 2016, or on such earlier date as the principal amount hereof may become payable in accordance with the conditions herein set out and in accordance with the provisions of the Note Indenture hereinafter mentioned, on presentation and surrender of this Note, the sum of $________ in lawful money of Canada, at the corporate trust office of the Trustee in Calgary, Alberta at the option of the registered holder, and to pay interest thereon from and including the Issue Date at the Interest Rate, payable after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate, on each Interest Payment Date.

As interest becomes due on this Note, but subject to the subordination provisions of the Note Indenture hereinafter described, the Company shall cause to be sent by prepaid ordinary mail a cheque or by other transfer of funds by such means as may be considered appropriate by the Trustee for such interest (less any tax required by law to be withheld therefrom) payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the Register, unless the Holder otherwise directs. In the case of joint Holders, the cheque or other transfer of funds, as the case may be, shall be payable or issued to the order of all such joint Holders and addressed to them at the last address or account, as the case may be, appearing on the Register, unless such joint Holders otherwise direct. If more than one address or account appears on the Register in respect of such joint Holders, the cheque or other transfer of funds, as the case may be, shall be mailed or delivered, as the case may be, to the first address or account so appearing. In the event of non-receipt of any cheque or funds for interest by the Holder, the Company will cause to be issued to the Holder a replacement cheque or replacement transfer of funds for like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

This Note is one of the Notes in lawful money of Canada issued under a Note Indenture (herein referred to as the **"Note Indenture"**) dated as of April 20, 2001 between the Company and Montreal Trust Company of Canada, as Trustee. The aggregate principal amount of Notes which may be authorized under the Note Indenture is unlimited. Reference is hereby made to the Note Indenture and any instruments supplemental thereto for a statement and description of the terms and conditions upon which this Note is issued and the rights and remedies of the Holders of the Notes, the Company and the Trustee with respect thereto, all to the same effect as if the provisions of the Note Indenture and of any instruments supplemental thereto were herein set forth, to all of which provisions the registered Holder of this Note, by acceptance hereof, assents.

The Notes are issuable as fully registered Notes in denominations of One Hundred ($100) Dollars and integral multiples thereof only. Upon compliance with the provisions of the Note Indenture, Notes of any authorized denomination may be exchanged for an equal aggregate principal amount of Notes in any other authorized denomination or denominations.

All Notes issued under the Note Indenture rank equally and ratably without priority or preference. This Note is a direct obligation of the Company but is not secured by any mortgage, hypothec, charge or pledge.

All Notes issued under the Note Indenture are subordinated to Senior Indebtedness on the terms and conditions set forth in the Note Indenture and the terms and conditions of any Subordination Agreement referred to in the Note Indenture.

Except to the limited extent set forth in the Note Indenture, the Company may not redeem, purchase or prepay this Note. The Holder hereof does not have the right to require the Company to redeem this Note at any time.

The principal amount hereof may become or be declared due before stated maturity on the conditions, in the manner, with the effect and at the times set forth in the Note Indenture.

This Note may only be transferred upon compliance with the conditions prescribed in the Note Indenture on the Registers to be kept at the principal office of the Trustee in the City of Calgary, and in such other place or places (if any) and/or by such other registrar or registrars (if any) as the Company with the approval of the Trustee and Trustee may designate, by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee and/or other registrar (it any) and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe, and then, only if such transfer shall have been duly entered on one of the appropriate Registers or noted on this Note by a proper registrar.

The Note Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments in writing signed by the Holders of a specified percentage of the aggregate principal amount of the Notes outstanding.

This Note shall not become obligatory for any purpose until it shall have been certified by the Trustee for the time being under the Note Indenture.

Unless otherwise defined, all initially capitalized terms used herein shall have the meanings ascribed to such terms in the Note Indenture.

In witness whereof Nevis Ltd. has caused this Note to be signed by its duly authorized officers as of the 20th day of April, 2001.

NEVIS LTD.

Per: ______________________________

Per: ______________________________

THIS NOTE IS NOT VALID UNTIL CERTIFIED BY THE TRUSTEE.

TRUSTEE'S CERTIFICATE

This Note is one of the Notes referred to in the Note Indenture within mentioned.

MONTREAL TRUST COMPANY OF CANADA,
Trustee

By: ______________________________
(Authorized Signature)

(Form of Transfer Panel)

Transfer Form

FOR VALUE RECEIVED the undersigned sells, assigns and transfers, without recourse, unto:

____

____

(Please print or typewrite name and address of assignee)

the within Note of Nevis Ltd. and hereby irrevocably constitutes and appoints ____________________ as the attorney of the undersigned to transfer the said Note on the Registers of the Notes due April 20, 2016 of the said Company, with full power of substitution in the premises.

Date: ____________________ ____

(Signature of Transferor)

The signature of the Transferor must correspond with the name written upon the face of this Certificate in every particular without alteration or enlargement or change whatsoever.

The signature of the registered holder of the within Note to the foregoing assignment must be guaranteed by a Schedule I major chartered bank, or trust company, or a member of an acceptable medallion guarantee program. The guarantor must affix a stamp bearing the actual words "Signature Guaranteed".

____

(Signature of Guarantor)

Name of Assignee: ____

Address of Assignee: ____

Social Insurance Number of Assignee: ____

Note Indenture

Between

Nevis Ltd.

and

Montreal Trust Company of Canada

January 28, 1997
Providing for the Issue of unsecured subordinated Promissory Notes of Nevis Ltd.

Table of Contents

Article 1

Article 2

Article 3

Article 4

Article 5

Article 6

Article 7

Article 8

Article 9

Article 10

Note Indenture
January 28, 1997

Between

NEVIS LTD., a corporation incorporated pursuant to the *Business Corporations Act* (Alberta) with an office in Calgary, Alberta (the "**Corporation**")

and

MONTREAL TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada having an office in Calgary, Alberta (the "**Trustee**")

Recitals:

A. The Corporation is desirous of acquiring the Nevis Facilities and the B.C. Pipeline and financing such acquisition in part by the creation and issuance of Notes to be constituted and issued as provided for by this Note Indenture;

B. The Corporation, under the laws relating thereto, is duly authorized to create and issue the Notes as herein provided;

C. All necessary corporate proceedings have been taken and conditions complied with to make the creation and issue of the Notes proposed to be issued hereunder and this Note Indenture legal, valid and binding on the Corporation in accordance with the laws relating to the Corporation; and

D. The foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee;

The parties agree as follows:

Article 1
Interpretation

1.1 Definitions

In this Note Indenture (including the recitals hereto) and in the Notes, unless there is something in the subject matter or context inconsistent therewith:

"**Business Day**" means any day except Saturdays, Sundays, statutory holidays and days when the principal offices of the Trustee in Calgary and Toronto are not generally open to the public for the transaction of business;

"**Certificate of the Corporation**" and "**Written Direction of the Corporation**" mean, respectively, a written certificate and direction signed in the name of the Corporation by the Chairman of the Board, the President or the Vice President of the Corporation or a Director and by another person holding any such position or the Secretary or an Assistant Secretary of the Corporation, and may consist of one or more instruments so executed. A Certificate of the Corporation shall be in the form of a statutory declaration if and when required under the provisions of this Note Indenture or by the Trustee;

"**Certified Resolution**" means a copy of a resolution of the Corporation certified by the Secretary or an Assistant Secretary of the Corporation or any other officer designated by the President or Chairman of the Board of the Corporation for such purpose to have been duly passed by the Directors and to be in full force and effect on the day of such certification;

"**Common Shares**" means the common shares in the capital of the Corporation, as such shares were constituted on the date of execution and delivery of this Note Indenture or as subsequently consolidated or subdivided or any other shares or securities resulting from a reclassification or for change of such common shares;

"**Corporation**" means Nevis Ltd. and includes any successor corporation to or of the Corporation which shall have complied with the provisions of Article 7;

"**Corporation's Auditors**" or "**Auditors of the Corporation**" means an independent firm of chartered accountants duly appointed as auditors of the Corporation;

"**Counsel**" means a barrister or solicitor or firm of barristers or solicitors, who may be counsel for the Corporation, retained, employed, engaged or appointed by the Trustee or retained, employed, engaged or appointed by the Corporation and acceptable to the Trustee where the context so indicates;

"**Director**" means a member of the board of directors of the Corporation for the time being and "**Directors**", "**Board of Directors**" or "**Board**" means the board of directors of the Corporation or, if duly constituted and whenever duly elected or empowered, the executive committee of the

Board of Directors of the Corporation for the time being, and reference to "**action by the Directors**" means action by the directors of the Corporation as a board or, whenever duly empowered, action by the said executive committee as such committee;

"**Event of Default**" means any of the events of default referred to in Section 5.1;

"**Extraordinary Resolution**" has the meaning attributed to it in Section 8.12;

"**Fund**" means the Morrison Facilities Income Fund, an unincorporated trust established under the laws of the Province of Alberta;

"**Holders**" means the person(s) from time to time being entered in the registers hereinafter mentioned as holders of Notes;

"**Interest Payment Date**" means the last day of March, June, September and December in each year and for any particular Interest Period the Interest Payment Date shall be the Interest Payment Date falling on the last day of the Interest Period;

"**Interest Period**" means the period beginning on (and including) the Issue Date and ending on (and including) the last day of the calendar quarter in which such Issue Date occurs and each successive period beginning on (and including) the first day of each calendar quarter and ending on (and including) the last day of such calendar quarter;

"**Interest Rate**" means the interest rate determined in accordance with the provisions of subsection 2.1(e);

"**Issue Date**" means the date of issuance of the Notes;

"**Maturity Date**" means, subject to section 2.1(e), December 31, 2027;

"**Note Indenture**", "**Indenture**", "**hereto**", "**herein**", "**hereby**", "**hereunder**", "**hereof**" and similar expressions refer to this Note Indenture and not to, any particular Article, Section, subsection, paragraph, clause, subdivision or other portion hereof and include any and every, instrument supplemental or ancillary hereto;

"**Noteholders' Request**" means an instrument signed in one or more counterpart by the Holder(s) of a majority in principal amount of the Notes outstanding requesting the Trustee to take some action or proceeding specified therein; provided that if the Fund holds, directly or indirectly, at least twenty-five (25%) percent of the aggregate principal

amount of the Notes, a Noteholders' Request must be executed by the Fund to be of force or effect hereunder;

"**Notes**" means the unsecured subordinated promissory notes having an aggregate principal amount of $100 million bearing interest at the rate determined, from time to time, in accordance with the provisions of subsection 2.1(e) and maturing on December 31, 2027 issued or to be issued hereunder and outstanding and entitled to the benefits hereof;

"**person**" means an individual, firm, trust, trustee, syndicate, corporation, partnership, association, government or governmental agency;

"**register**" has the meaning ascribed thereto in Section 2.6;

"**Senior Indebtedness**" means all indebtedness and liabilities of the Corporation, including the principal of, and premium, if any, and interest on indebtedness of the Corporation, which, by the terms of the instrument or agreement creating, evidencing or governing the same, is expressed to rank in right of payment in priority to the indebtedness evidenced by this Note Indenture and the Notes;

"**Subordination Agreement**" means the subordination agreement dated as of the date hereof between Royal Bank of Canada, Nevis Ltd., the Trustee and Montreal Trust Company of Canada as trustee of the Fund;

"**Subsidiary**" or "**Subsidiary Corporation**" means any corporation of which more than fifty (50%) percent of the outstanding Voting Shares are owned, directly or indirectly, by or for the Corporation, provided that the ownership of such shares confers the right to elect at least a majority of the board of directors of such corporation and includes any corporation in like relation to a Subsidiary;

"**successor corporation**" has the meaning attributed to it in Section 7.1;

"**Time of Expiry**" means 5:00 p.m. Mountain Standard Time on the Maturity Date;

"**Transfer**" means a transfer in the form and substance of the transfer attached to the Notes;

"**Trustee**" means Montreal Trust Company of Canada or its successor or successors for the time being in the trusts created hereunder; and

"**Voting Shares**" means shares of the capital stock of any class of any corporation carrying voting rights under all circumstances, provided that, for the purposes of such definition, shares which only carry the right to

vote conditionally on the happening of an event shall not be considered Voting Shares, whether or not such event shall have occurred, nor shall any shares be deemed to, cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of any such event.

1.2 Meaning of "Outstanding"

Every Note certified and delivered by the Trustee hereunder shall be deemed to be outstanding until it shall be cancelled, delivered to the Trustee for cancellation or monies or Common Shares, as the case may be, for the payment thereof shall have been set aside under Section 5.2 or Section 6.1, as the case may be, provided that:

(a) when a new Note has been issued in substitution for a Note pursuant to Section 2.8 only one of such Notes shall be counted for the purpose of determining the aggregate principal amount of Notes outstanding; and

(b) for the purposes of any provision of this Note Indenture entitling holders of outstanding Notes to vote, sign consents, requisitions or other instruments or to take any other action under this Note Indenture, Notes owned directly or indirectly, legally or equitably, by the Corporation or any Subsidiary shall be disregarded except that:

  (i) for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition, instrument or other action, only the Notes which the Trustee, after reasonable inquiry, knows are so owned shall be so disregarded; and

  (ii) Notes so owned which have been pledged in good faith other than to the Corporation or a Subsidiary shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Notes in his discretion free from the control of the Corporation or any Subsidiary.

1.3 Headings

The division of this Note Indenture into Articles and Sections and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Note Indenture or the Notes. Unless

something in the subject matter or context is inconsistent therewith, references herein to Articles or Sections are to Articles or Sections of this Note Indenture.

1.4 Gender and Number

In this Note Indenture and in the Notes, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing persons shall include individuals, partnerships, associations, trusts, incorporated organizations and corporations and vice versa.

1.5 Currency

All payments contemplated herein and in the Notes shall be paid in Canadian funds, in cash or by bankers' draft or cheque and all references herein and in the Notes to dollar amounts are references to dollars in the lawful currency of Canada.

1.6 Governing Law

This Note Indenture and the Notes shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

1.7 Day Not a Business Day

In the event that any day on or before which any action is required to be taken thereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.8 Accounting Principles

Whenever in this Note Indenture reference is made to generally accepted accounting principles, such reference shall be deemed to be to the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided or contemplated herein to be applicable on an unconsolidated basis) as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense or amount of equity is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Note Indenture, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

1.9 Interest Calculation

(a) Unless otherwise stated, whenever in this Note Indenture reference is made to a rate "per annum" or a similar express is used, such rate shall be calculated on the basis of a calendar year of 365 days or 366 days, as the case may be.

(b) Interest payable on any Interest Payment Date shall be deemed to have accrued from day to day for the number of days comprising the Interest Period ending on such Interest Payment Date.

1.10 Language

This document is drawn up in English at the express request of the parties. C'est la volonte expresse des parties que cette entente soit redigee en anglais.

Article 2
The Notes

2.1 Terms of Notes

(a) The aggregate principal amount of Notes authorized to be issued under this Note Indenture shall be limited to a maximum of $100 million.

(b) The Notes shall be dated as of the Issue Date, shall mature at the Time of Expiry and shall bear interest from and including the Issue Date at the Interest Rate payable, after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate, quarterly on each Interest Payment Date for the Interest Period relating to such Interest Payment Date and shall be subordinated to all Senior Indebtedness as provided in Article 4 hereof.

(c) As interest becomes due on the Notes (except at maturity, when interest shall be paid upon the surrender thereof for payment), the Corporation shall cause to be sent by prepaid ordinary mail a cheque or by other transfer of funds by such means as may be considered appropriate by the Trustee for such interest (less any tax required by law to be withheld therefrom) payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the register, unless the Holder otherwise directs. In the case of joint Holders, the cheque or other such transfer of funds shall be payable or issued to the order of all such

joint Holders and addressed to them at the last address or account appearing on the register, as the case may be, unless such joint Holders otherwise direct. If more than one address or account appears on the register in respect of such joint Holders, the cheque or other such transfer of funds, as the case may be, shall be mailed or delivered, as the case may be, to the first address or account so appearing. In the event of non-receipt of any cheque or funds for interest by the Holder, the Corporation will cause to be issued to the Holder a replacement cheque or other such replacement transfer of funds for like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

(d) Notwithstanding the provisions of paragraph 2.1(c), the Corporation may elect at any time in a calendar year to prepay (without discount) all or any part of the interest which will accrue on the Notes throughout such calendar year. The Corporation shall give written notice to the Trustee at least three Business Days prior to the date the Corporation intends to make such prepayment of interest to the Holders and the Corporation shall effect such prepayment in the same manner as provided for other payments of interest in paragraph 2.1(c).

(e) The interest rate payable on the Notes for the period beginning on the Issue Date and ending on December 30, 2001 shall be 2% per annum. On or before December 31, 2001, the trustee of the Fund and the Corporation shall agree on and fix the interest rate payable on the Notes for the balance of the term of the Notes. Should the trustee of the Fund and the Corporation fail to agree on the interest rate payable on the Notes for the balance of the term of the Notes prior to December 30, 2001 then the principal amount and any outstanding interest on the Notes will become due and payable in full on December 31, 2001 and such date will be the "Maturity Date" for the Notes.

2.2 Form and Signatures of Notes

(a) The Notes shall be issued only as fully registered Notes in the minimum denomination of $25 and for amounts above such minimum only in integral multiples of $25. The Notes (including the certificate of the Trustee endorsed thereon) shall be substantially in the form set forth in Schedule A hereto. The Notes shall bear such distinguishing letters and numbers as the Trustee may approve and may include a translation into the French language.

(b) The Notes shall be under the seal of the Corporation (or a reproduction thereof which shall be deemed to be the seal of the Corporation) and shall be signed (either manually or by facsimile signature) by the Chairman of the Board or the President of the Corporation together with one of the following: any Vice President, the Secretary, or the Assistant Secretary of the Corporation. A facsimile signature upon any of the Notes, shall for all purposes of this Note Indenture be deemed to be the signature of the person whose signature it purports to be and to have been signed at the time such facsimile signature is reproduced; provided, however, that the certification of the Trustee shall not be by facsimile signature. Notwithstanding that any person whose signature, either manual or in facsimile, may appear on the Notes is no longer, at the date of this Note Indenture or at the date of the Notes or at the date of the certification and delivery thereof, the holder of the office indicated, any such Note shall be valid and binding upon the Corporation and entitled to the benefits of this Note Indenture.

2.3 Issue of Notes

Notes in the aggregate principal amount of not in excess of $100 million shall be executed by the Corporation and, forthwith after such execution, shall be delivered to the Trustee and shall be certified by the Trustee and delivered to or to the order of the Corporation pursuant to a Written Direction of the Corporation.

2.4 Certification

(a) No Note shall be issued or, if issued, shall be obligatory or shall entitle the Holder to the benefits of this Note Indenture, until it has been certified by or on behalf of the Trustee substantially in the form set out in Schedule A hereto (or in some other form approved by the Trustee). Such certification on any Note shall be conclusive evidence that such Note is duly issued, is a valid obligation of the Corporation and is entitled to the benefits hereof.

(b) The certificate of the Trustee signed on the Notes shall not be construed as a representation or warranty by the Trustee as to the validity of this Note Indenture or of the Notes or as to the issuance of the Notes and the Trustee shall in no respect be liable or answerable for the use made of the Notes or any of them or the proceeds thereof. The certificate of the Trustee signed on the Notes shall, however, be a representation and warranty by the Trustee that the Notes have been duly certified by or on behalf of the Trustee pursuant to the provisions of this Note Indenture.

2.5 Notes to Rank Pari Passu

The Notes may be issued in such amounts, to such persons, on such terms not inconsistent with the provisions of this Note Indenture, at par. Each Note as soon as issued or negotiated, subject to the terms hereof, shall rank pari passu and shall be equally and proportionately entitled to the benefits hereof, without discrimination, preference or priority whatever, as if all of the Notes had been issued and negotiated simultaneously.

2.6 Registration of Notes

(a) The Corporation shall, at all times while any Notes are outstanding, cause to be kept at the principal office of the Trustee in the City of Calgary and in such other place or places and by the Trustee or such other registrars, if any, as the Corporation with the approval of the Trustee may designate, registers ("register(s)") in which shall be entered the names and addresses of the Holders and particulars of the Notes held by them respectively and of all transfers of Notes. No transfer of a Note shall be valid unless made by the Holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, upon compliance with such requirements as the Trustee may prescribe, and unless such transfer shall have been duly entered on one of the appropriate registers or noted on such Note by the Trustee or other registrar.

(b) The registers hereinbefore referred to shall at all reasonable times be open for inspection by the Corporation, the Trustee or any Holder. Every registrar (including the Trustee) shall from time to time when requested so to do by the Corporation or the Trustee furnish the Corporation or Trustee with a list of the names and addresses of Holders entered on the register or registers kept by such registrar and showing the principal amount and serial numbers of the Notes held by each such Holder.

(c) The Holder of a Note may at any time and from time to time have such Note transferred at any of the places at which a register is kept pursuant to the provisions of this Section, in accordance with such reasonable regulations as the Trustee and/or other registrar may prescribe.

(d) Neither the Corporation nor the Trustee shall be required to transfer or exchange any Notes on any Interest Payment Date or

during a period of 15 Business Days immediately preceding any such date.

(e) None of the Trustee, any other registrar or the Corporation shall be charged with notice of or be bound to see to the execution of any trust, whether expressed, implied or constructive, with respect to any Note and the Trustee, any other registrar or the Corporation may transfer any Note on the direction of the Holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

(f) Except in the case of the register required to be kept at the Trustee's principal office in the City of Calgary, the Corporation with the approval of the Trustee may at any time close any register upon which the registration of any Note appears and transfer the records thereof to another existing register or to a new register and thereafter such Notes shall be deemed to be registered on such existing or new register, as the case may be. Notice of such transfer shall be given to the Holders of such Notes.

2.7 Persons Entitled to Payment

(a) The Holder for the time being of any Note shall be entitled to the principal monies, and interest evidenced by such Note, free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate Holder thereof and all persons may act accordingly and a transferee of a Note shall, after an appropriate form of Transfer is lodged with the Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Note Indenture or by any conditions contained in such Note or by law, be entitled to be entered on any of the appropriate registers as the owner of such Note free from all equities or rights of set-off or counterclaim between the Corporation and his transferor or any previous Holder thereof, save with respect to equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

(b) Delivery by the Corporation by a Holder of a Note or the receipt of such Holder for the principal monies, and interest evidenced by such Note, respectively, shall be a good discharge to the Corporation, which shall not be bound to enquire into the title of such Holder, save as ordered by a court of competent jurisdiction or as required by statute. Neither the Corporation, the Trustee nor any registrar shall be bound to see, to the execution of any trust

affecting the ownership of any Note nor be affected by notice of any equity that may be subsisting with respect thereto.

(c) In the case of the death of one or more joint Holders, the principal monies of, and interest on any Notes may be paid to the survivor or survivors of such Holders whose receipt thereof shall constitute a valid discharge to the Trustee, any registrar, the Corporation and any paying agent.

2.8 Mutilation, Loss, Theft or Destruction

In case any of the Notes issued thereunder shall be mutilated or be lost, stolen or destroyed, the Corporation, in its discretion, may issue, and thereupon the Trustee shall certify, a new Note upon surrender and cancellation of the mutilated Note, or in the case of a lost, stolen or destroyed Note, in lieu of and in substitution for the same, and the substituted Note shall be in a form approved by the Trustee and shall be entitled to the benefits of this Note Indenture equally with all other Notes issued or to be issued thereunder without preference or priority one over another. In case of loss, theft or destruction the applicant for a substituted Note shall furnish to the Corporation and the Trustee such evidence of such loss, theft or destruction as shall be satisfactory to them in their discretion and shall also furnish indemnity satisfactory to them in their discretion. The applicant shall pay all expenses incidental to the issuance of any substituted Note.

2.9 Exchanges of Notes

(a) Notes of any denomination may be exchanged for Notes of any other authorized denomination or denominations, any such exchange to be for Notes of an equivalent aggregate principal amount. Any exchange of Notes may be made at the offices of the Trustee or at the offices of any registrar where registers are maintained for the Notes pursuant to the provisions of Section 2.6. Any Notes tendered for exchange shall be surrendered to the Trustee or appropriate registrar and shall be cancelled.

(b) Except as herein otherwise provided, upon any exchange of Notes of any denomination for other Notes and upon any transfer of Notes, the Trustee or other registrar may make a sufficient charge to reimburse it for any stamp or security transfer taxes or other governmental charge required to be paid and, in addition, a reasonable charge for its services and payment of the said charge shall be made by the party requesting such exchange or transfer as a condition precedent thereto.

(c) Notwithstanding the foregoing provisions of this Section 2.9, no charge shall be made to a Holder thereunder for any exchange or transfer of any Note applied for within a period of 30 days from the date hereof.

2.10 Transfer

The Notes may be resold, distributed or transferred by the Holder at any time prior to the Maturity Date subject always to any applicable laws and required regulatory approvals, including, without limitation, applicable securities laws which restrict the sale and distribution of the Notes.

2.11 Option of Holder as to Place of Payment

Except as herein otherwise provided, all sums which may at any time become payable, whether at maturity or on a declaration or otherwise, on account of any Note or any interest shall be payable at the option of the Holder at any of the places at which the principal of and interest on such Note are payable.

2.12 Trustee Not Bound to Make Enquiries

The Trustee, prior to the certification and delivery of any Notes, under any of the provisions of this Article 2, shall not be bound to make any enquiry or investigation as to the correctness of the matters set out in any of the resolutions, opinions, certificates or other documents required by the provisions of this Note Indenture, but shall be entitled to accept and act upon the said resolutions, opinions, certificates and other documents. The Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable.

Article 3
Covenants of the Corporation

3.1 Positive Covenants

The Corporation hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Holders that so long as any Notes remain outstanding it will:

(a) duly and punctually pay and cause to be paid to the Holders the principal and any interest accrued thereunder at the dates and places, in the currency and in the manner prescribed herein;

(b) maintain its corporate existence and carry on and conduct its business in a proper, efficient and business-like manner and in accordance with good business practice and will do or cause to be

done all things necessary to preserve and keep in full force and effect its corporate existence and rights;

(c) keep proper books of account in accordance with generally accepted accounting practices;

(d) will furnish the Trustee with copies, and will provide directly to each Holder requesting same, of all interim financial statements and annual audited consolidated financial statements, and the report, if any, of the Corporation's Auditors thereon;

(e) notify the Trustee immediately upon obtaining knowledge of any Event of Default hereunder;

(f) give to the Trustee notice, including reasonable particulars, of any action, suit or proceeding, to the knowledge of the Corporation, pending against or affecting the Corporation before any court or before any governmental department, commission or agency or arbitrator in Canada or elsewhere, which could result in any material adverse change in the business, or the operation, prospects or assets or in the condition, financial or otherwise, of the Corporation; and

(g) do, observe and perform or cause to be done, observed or performed all of the material obligations of the Corporation under all material agreements, leases, contracts and indentures and all material matters necessary to be done, observed or performed whether under any law or regulation of Canada, any province thereof, or any foreign country, or any municipality therein, or otherwise, in each case where non-compliance might give rise to a material adverse effect on the business or financial condition of the Corporation.

3.2 Trustee May Perform Covenants

If the Corporation fails to perform any covenant on its part herein contained, the Trustee may in its discretion, but (subject to Section 5.8) need not, notify the Holders of such failure or itself may perform any of said covenants capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may make such payment or expenditure with its own funds, or with money borrowed by or advanced to it for such purposes, but shall be under no obligation to do so and all sums so expended or advanced shall be repayable by the Corporation in the manner provided in Section 3.3, but no such performance or payment shall be deemed to relieve the Corporation from default thereunder.

3.3 To Pay Trustee's Remuneration

The Corporation will pay the Trustee's reasonable remuneration for its services hereunder and will repay to the Trustee on demand all monies which shall have been paid by the Trustee in and about the execution of the trusts hereby created with interest at the Interest Rate from 30 days after the date of the invoice from the Trustee to the Corporation with respect to such expenditure until repayment, and such monies and the interest thereon, including the Trustee's remuneration, shall be payable out of any funds coming into the possession of the Trustee in priority to any payment in respect of any of the Notes or interest thereon. The said remuneration shall continue payable until the trusts hereof be finally wound up and whether or not the trusts of this Note Indenture shall be in course of administration by or under the direction of the court.

Article 4
Subordination of the Notes

4.1 Distribution on Insolvency

Upon the occurrence of an Event of Default or the occurrence of a default or event of default under any agreement which evidences or secures any Senior Indebtedness or upon any dissolution, winding-up, liquidation, reorganization or other similar proceedings relative to the Corporation, resulting from bankruptcy, insolvency, reorganization or receivership proceedings or upon an assignment for the benefit of creditors:

(a) all holders of Senior Indebtedness will first be entitled to receive payment in full of the principal, interest and other amounts due thereon, before the Holders are entitled to receive any payment on account of the principal amount or interest outstanding on the Notes;

(b) any payment by, or distribution of assets of, the Corporation of any kind or character, whether in cash, property or securities, to which the Holders would be entitled except for the provisions of this Section, will be paid or delivered by the person making such payment or distribution, whether a trustee in bankruptcy, a receiver, a receiver-manager, a liquidator or otherwise, directly to the holders of all Senior Indebtedness or their representative(s), ratably according to the aggregate amounts remaining unpaid on account of those entitled to prior payment, to the extent necessary to make payment in full to them; and

(c) if, notwithstanding the foregoing, any payment by, or distribution of assets of, the Corporation of any kind or character, whether in cash, property or securities, is received by the Trustee as trustee under this Note Indenture before all Senior Indebtedness is paid in full and has not been paid to holders of Notes prior to an Event of Default having occurred, such payment or distribution will be held in trust for the benefit of, and will be paid over to those entitled to prior payment or their representative(s), ratably as aforesaid, for application to the payment of those entitled to prior payment.

Upon any distribution of assets of the Corporation referred to in this Article, the Trustee and the Holders shall be entitled to rely upon a certificate of the liquidating trustee or agent or other person making any distribution to the Trustee or to the Holders for the purpose of ascertaining the persons entitled to participate in such distribution, the holders of the Senior Indebtedness and other indebtedness of the Corporation, the amount thereof or payable thereon, the amount paid or distributed thereon and all other facts pertinent thereto or to this Article.

4.2 Subrogation of Notes

Subject to the payment in full of all Senior Indebtedness, the rights of the Holders shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of the Corporation made on the Senior Indebtedness to the extent of the application thereto of monies which would have been received by the Holders but for the provision of Section 4.1, until the principal amount and interest thereon outstanding on the Notes shall be paid in full and no such payments or distributions to the Holders of cash, property or securities which otherwise would be payable or distributable to the holders of Senior Indebtedness shall, as between the Corporation, its creditors other than the holders of Senior Indebtedness, and the Holders, be deemed to be a payment by the Corporation to or on account of the Notes, it being understood that the provisions of this Article 4 are and are intended solely for the purpose of defining the relative rights of the Holders, on the one hand and the holders of Senior Indebtedness, on the other hand. Nothing contained in this Article or elsewhere in this Note Indenture or in the Notes is intended to or shall impair, as between the Corporation and its creditors (other than the holders of Senior Indebtedness and the Holders), the obligation of the Corporation, which is unconditional and absolute, to pay to the Holders the principal amount and interest thereon outstanding on the Notes, as and when the same shall become due and payable in accordance with the terms hereof, or affect the relative rights of the Holders and creditors of the Corporation other than the holders of the Senior Indebtedness, nor shall anything herein prevent the Holders from exercising all remedies otherwise permitted by applicable law upon default

under this Note Indenture, subject to the rights, if any, under this Article 4 of the holders of Senior Indebtedness.

4.3 Subordination Not to Be Impaired

No right of any present or future holder of any Senior Indebtedness to enforce subordination as herein provided shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Corporation or by any act or failure to act, in good faith, by any such Holder, or by any non-compliance by the Corporation with the terms, provisions and covenants of this Note Indenture, regardless of any knowledge thereof which any such Holder may have or be otherwise charged with.

4.4 Direction to Trustee

The Corporation and each Holder by its acceptance of any Note authorizes and directs the Trustee on its behalf to take such action as may be necessary or appropriate to effectuate the subordination as provided in this Article 4, including without limitation, the execution and delivery of the Subordination Agreement, and appoints the Trustee its attorney-in-fact for any and all such purposes. Upon request of the Corporation, and upon being furnished with a Certificate of the Corporation stating that one or more named persons are holders of Senior Indebtedness, or the representative or representatives of such holders, or the trustee under which any instruments evidencing such Senior Indebtedness may have been issued, and specifying the amount and nature of such Senior Indebtedness, the Trustee shall enter into a written agreement or agreements with the Corporation and the person or persons named in such Certificate of the Corporation, providing that such Person or Persons are entitled to all the rights and benefits of this Article 4 and such other rights and benefits as are set forth in such agreement. Such agreement shall be conclusive evidence that the indebtedness specified therein is Senior Indebtedness. Nothing herein shall impair the rights of any holder of Senior Indebtedness who has not entered into such an agreement.

Article 5
Default

5.1 Events of Default

It shall be an Event of Default if:

(a) the Corporation makes default in repayment of the principal amount of the Notes or any Note on the Maturity Date;

(b) the Corporation makes default in payment of any interest due on any outstanding Note and any such default continues for a period of 12 months;

(c) a decree or order of a court having jurisdiction in the premises is entered adjudging the Corporation a bankrupt or insolvent under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of the property of the Corporation, or appointing a receiver of, or of any substantial part of the property of, the Corporation or ordering the winding-up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 30 days;

(d) a resolution is passed for the winding-up or liquidation of the Corporation or if the Corporation institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of, or of any substantial part of, the property of the Corporation or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(e) the Corporation shall neglect to observe or perform any other covenant or condition herein contained on its part to be observed or performed and, after notice in writing has been given by the Trustee to the Corporation specifying such default and requiring the Corporation to put an end to the same (which said notice may be given by the Trustee, in its discretion, and shall be given by the Trustee upon receipt of a Noteholders' Request) the Corporation shall fail to make good such default within a period of 30 days, unless the Trustee (having regard to the subject matter of the default) shall have agreed to a longer period, and in such event, within the period agreed to by the Trustee; or

(f) any proceedings with respect to the Corporation are taken after the date of this Note Indenture with respect to a compromise or arrangement under the *Companies' Creditors Arrangement Act* (Canada) (or any Act substituted therefor) or similar legislation of any other jurisdiction.

(g) any encumbrancer takes possession of any part of the property of the Corporation which, in the opinion of the Trustee is a substantial

or significant part thereof, or if a distress or execution or any similar process is enforced against such property and remains unsatisfied for so long as would permit any part of such property to be sold thereunder, or if a custodian or sequestrator or a receiver or receiver and manager or any other officer with similar powers is appointed for the Corporation or for any part of the property which, in the opinion of the Trustee, is a substantial part, and the Corporation shall have failed to correct such default within 30 days; or

(h) the Corporation shall cease to carry on in the ordinary course its business or a substantial part thereof.

5.2 Acceleration of Maturity

(a) Upon the occurrence of an Event of Default, then in each and every such event the Trustee may, subject to receiving the consent of the Fund required in the circumstances described in paragraph 5.2(b) below, in its discretion and shall upon receipt of a Noteholders' Request, subject to the provisions of Article 4, the Subordination Agreement and Section 5.3, by notice in writing to the Corporation, declare the principal of and interest on all Notes then outstanding and all other moneys outstanding thereunder to be due and payable and the same shall forthwith become immediately due and payable to the Trustee, anything therein or herein to the contrary notwithstanding, and the Corporation shall forthwith pay to the Trustee for the benefit of the Holders such principal, accrued and unpaid interest and all other monies outstanding thereunder, together with interest at the Interest Rate on such principal, interest and such other monies from the date of the said declaration until payment is received by the Trustee. Such payment when made shall be deemed to have been made in discharge of the Corporation's obligations thereunder and any monies so received by the Trustee shall be applied in the manner provided in Section 5.12.

(b) Notwithstanding the foregoing, the Trustee shall not take any steps or actions with respect to an Event of Default (except providing the notice contemplated under Section 5.8) without the prior written consent of the Fund at any time that the Fund holds, directly or indirectly, at least twenty-five percent (25%) of the aggregate principal amount of the outstanding Notes.

5.3 Remedies

Whenever an Event of Default has occurred, the Holder(s) of the majority in principal amount of the Notes outstanding may, by Noteholders' Request, cause the Trustee to proceed to enforce their rights by any action, suit, remedy or proceeding authorized or permitted by law or by equity and file such proofs of claim and other papers or documents as may be necessary or advisable in order to have their claim lodged in any winding up or other proceedings relative to the Corporation.

5.4 Remedies not Exclusive

No remedy for the enforcement of rights of the Holder(s) under this Article 5 shall be exclusive of or dependent on any other such remedy, but any one or more of such remedies may from time to time be exercised independently or in combination.

5.5 Costs

The Corporation shall be liable to the Trustee for all costs incurred by the Trustee in connection with the enforcement of rights under this Note Indenture together with interest thereon at the Interest Rate from the date such costs are incurred until the date payment thereof is received by the Trustee.

5.6 Delay

No delay or omission of the Trustee or any Holder to exercise any remedy shall impair any such remedy or shall be construed to be a waiver of default hereunder or acquiescence herein.

5.7 No Recourse Against Other Parties

Neither the Trustee nor the Holder(s) shall have any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director or officer of the Corporation for the payment of the principal or interest under any or all of the Notes or on any covenants, agreement, representation or warranty of the Corporation contained herein or in the Notes.

5.8 Notice of Events of Default

If an Event of Default shall occur and be continuing, the Trustee shall, within 30 days after it becomes aware of the occurrence of such Event of Default, give notice of such Event of Default to the Holders in the manner provided in Section 9.1; provided that, notwithstanding the foregoing, unless the Trustee shall have been requested to do so by a Noteholders' Request, the Trustee shall not be

required to give such notice if the Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Holders and shall have so advised the Corporation in writing.

5.9 Waiver of Default

Upon the happening of any Event of Default hereunder:

(a) the Holders shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by Noteholders' Request to instruct the Trustee to waive any Event of Default and the Trustee shall thereupon waive the Event of Default upon such terms and conditions as shall be prescribed in such requisition; and

(b) the Trustee, so long as it has not become bound to declare the principal and interest on the Notes outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Trustee's opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Trustee in the exercise of its discretion, upon such terms and conditions as the Trustee may deem advisable;

provided that no act or omission either of the Trustee or of the Holders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

5.10 Enforcement by the Trustee

(a) Subject to the provisions of Section 5.9 and to the provisions of any Extraordinary Resolution that may be passed by the Holders, in case the Corporation shall fail to pay to the Trustee, forthwith after the same shall have been declared to be due and payable under Section 5.2, the principal and interest on all Notes outstanding, together with any other amounts due hereunder, the Trustee may, subject to receiving the consent of the Fund in the circumstances described in paragraph 5.2(b), in its discretion and shall upon receipt of a Noteholders' Request, and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as Trustee hereunder to obtain or enforce payment of the said principal and interest on all the Notes then outstanding together with any other amounts due thereunder by such proceedings authorized by this Note Indenture

or by law or equity as the Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Trustee shall act without such request, then by such proceedings authorized by this Note Indenture or by suit at law or in equity as the Trustee shall deem expedient.

(b) The Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the Holders, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Trustee and of the Holders allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Corporation or its creditors or relative to or affecting its property. The Trustee is hereby irrevocably appointed (and the successive respective Holders by taking and holding the same shall be conclusively deemed to have so appointed the Trustee) the true and lawful attorney-in-fact of the respective Holders with authority to make and file in the respective names of the Holders or on behalf of the Holders as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the Holders themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sum becoming distributable on account thereof, and to execute any such acts and things for and on behalf of such Holders, as may be necessary or advisable in the opinion of the Trustee, in order to have the respective claims of the Trustee and of the Holders against the Corporation or its property allowed in any such proceeding, and to receive payment of or on account of such claims, provided, however, that nothing contained in this Note Indenture shall be deemed to give to the Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan or reorganization or otherwise by action of any character in such proceeding or waive or change in any way any right of the Holder.

(c) The Trustee shall also have power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Holders.

(d) All rights of action hereunder may be enforced by the Trustee without the possession of any of the Notes or the production thereof on the trial or other proceedings relative thereto. Any such suit or proceeding instituted by the Trustee shall be brought in the

name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the ratable benefit of the Holders subject to the provisions of this Note Indenture. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Note Indenture, to which the Trustee shall be a party) the Trustee shall be held to represent all of the Holders, and it shall not be necessary to make any Holders party to any such proceeding.

5.11 No Suits by Holders

No Holder of any Note shall have any right to institute any action, suit or proceeding at law or in equity for the purposes of enforcing payment of the principal or interest on the Notes or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the *Bankruptcy and Insolvency Act* (Canada) or to have the Corporation wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless (i) such Holder shall previously have given to the Trustee written notice of the happening of an Event of Default hereunder; (ii) the Holders by Noteholders' Request shall have made a request to the Trustee and the Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; (iii) the Holders or any of them shall have furnished to the Trustee, when so requested by the Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and (iv) the Trustee shall have failed to act within a reasonable time at such notification, request and offer of indemnity and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Trustee, to be conditions precedent to any such proceedings.

5.12 Application of Monies by Trustee

Except as herein otherwise expressly provided, any money received by the Trustee from the Corporation pursuant to the foregoing provisions of this Article 5, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Corporation, shall be applied, together with any other monies in the hands of the Trustee available for such purpose as follows:

(a) first, in payment or in reimbursement of the Trustee of its compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Trustee in or about the execution of its trusts under, or otherwise in

relation to, this Note Indenture, with interest thereon as herein provided;

(b) second, but subject as hereinafter in this Section 5.12 provided, in payment, ratably and proportionately to the Holders, of the principal of and accrued and unpaid interest and interest on amounts in default on the Notes which shall then be outstanding, in the priority of accrued and unpaid interest and interest on amounts in default first and then principal, unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal and interest as may be directed by such resolution; and

(c) third, in payment of the surplus, if any, of such monies to the Corporation or its assigns;

provided, however, that no payment shall be made pursuant to clause (b) above with respect to the principal or interest of any Note held, directly or indirectly, by or for the benefit of the Corporation or any Subsidiary (other than any Note pledged for value and in good faith to a person other than the Corporation or any Subsidiary, but only to the extent of such person' s interest therein) except subject to the prior payment in full of the principal and interest of all Notes which are not so held.

5.13 Distribution of Proceeds

Payments to the Holders pursuant to subsection 5.12(b) shall be made as follows:

(a) at least 15 days' notice of every such payment shall be given in the manner provided in Section 9.1 specifying the time when and the place or places where the Notes are to be presented and the amount of the payment and the application thereof as between principal and interest;

(b) payment of any Note shall be made upon presentation thereof at any one of the places specified in such notice and any such Note thereby paid in full shall be surrendered, otherwise a memorandum of such payment shall be endorsed thereon; but the Trustee may in its discretion dispense with presentation and surrender or endorsement in any special case upon such indemnity being given as it shall deem sufficient;

(c) from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Note after giving credit for the amount of the payment specified in such notice unless the Note with respect to which such amount is owing be duly

presented on or after the date so specified and payment of such amount be not made; and

(d) the Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Trustee may think necessary provide for the payments mentioned in Subsection 5.12(a), is insufficient to make a distribution of at least two percent (2%) of the aggregate principal amount of the outstanding Notes, but it may retain the money so received by it and invest or deposit the same as provided in Section 10.9 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall, however, not apply to a final payment or distribution hereunder.

5.14 Judgment Against the Corporation

The Corporation covenants and agrees with the Trustee that, in case of any judicial or other proceedings to enforce the rights of the Holders, judgment may be rendered against it in favour of the Holders or in favour of the Trustee, as trustee for the Holders, for any amount which may be proved to remain due with respect to the Notes and the interest thereon and any other monies owing hereunder.

Article 6
Satisfaction and Discharge

6.1 Payment of Principal Amount

The principal amount and any interest due upon maturity on the Notes or on any Note outstanding shall be paid by the Corporation to the Trustee for payment to the Holder upon presentation and surrender of the Note by the Holder to the Trustee at the office of the Trustee in the City of Calgary on the Maturity Date. Upon payment of the principal amount together with any accrued and unpaid interest the Note shall be cancelled by the Trustee.

The Corporation shall have the right, with the consent of the Holders by Extraordinary Resolution, to prepay all or any portion of the principal amount of the Notes, together with any and all interest accrued to the date of such prepayment, without penalty, at any time. The Corporation shall provide the Trustee notice of the intention to make a prepayment at least seven Business

Days prior to the prepayment. If any such prepayment shall be for less than the total principal amount of Notes outstanding, then prepayment shall be made to the Holders on a pro rata basis.

Unless an Event of Default has occurred and is continuing and has not been waived, the Corporation may, at its option, on the giving of not more than 60 and not less than 30 days' notice, and subject to applicable regulatory approval, elect to satisfy its obligation to repay the principal amount of the Notes on the Maturity Date by the issue and delivery of Common Shares having a fair market value (as reasonably determined by the Board) equal to the aggregate principal outstanding amount of the Notes. Each Holder shall be entitled to a pro rata distribution of such Common Shares equal to the product obtained by multiplying the total number of Common Shares to be distributed by a fraction, of which the numerator is the aggregate principal amount of such Holder's Notes and the denominator is the aggregate outstanding principal amount of the Notes. Fractional Common Shares of the Corporation will not be issued and where the number of Common Shares to be issued to any holder includes a fraction, the number will be rounded up to the next whole number.

6.2 Non-Presentation of Notes

In case the Holder of any such Notes shall fail to surrender the same on the Maturity Date or shall not accept payment of the monies payable or delivery of the Common Shares issued with respect thereto or give such receipt therefor, if any, as the Trustee may require, such monies or Common Shares shall be set aside by the Trustee in trust for such Holder, and no interest shall be payable to such Holder and such setting aside shall for all purposes be deemed a payment to the Holder of the sum or Common Shares so set aside, and to that extent such Notes shall thereafter not be considered as outstanding hereunder and the Holder shall have no right except to receive payment out of the monies or Common Shares so set aside upon surrender and delivery up of such Note or Notes.

6.3 Repayment of Unclaimed Monies or Common Shares

Any monies or Common Shares set aside under Section 6.2 and not claimed by and paid or delivered to Holders as provided in Section 6.2 within six years after the date of such setting aside shall be repaid or returned to the Corporation by the Trustee on demand and thereupon the Trustee shall be released from all further liability with respect to such monies or Common Shares and thereafter the Holders with respect to which such monies or Common Shares were so repaid to the Corporation shall have no rights with respect thereto except to obtain payment or delivery of the monies or Common Shares due thereon from the Corporation up to such time as the right to proceed against the Corporation

for recovery of such monies or Common Shares has become statute barred under the laws of the Province of Alberta.

6.4 Discharge

The Trustee shall at the request of the Corporation release and discharge this Note Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Corporation from its covenants herein contained (other than the provisions relating to the indemnification of the Trustee) upon proof being given to the reasonable satisfaction of the Trustee that the principal of and interest (including interest on amounts in default, if any), on all the Notes and all other monies or other consideration payable hereunder have been paid or satisfied or that, all the Notes having matured, payment of the principal of and interest (including interest on amounts in default, if any) on such Notes and on all other monies or other consideration payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

Article 7
Successor Corporations

7.1 Successor Corporations

The Corporation shall not enter into any transaction (whether by way of reconstruction, reorganization, consolidation, arrangement, amalgamation, merger, transfer, sale, lease or otherwise), whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of such amalgamation or merger, of the continuing corporation resulting therefrom unless:

(a) such other person or continuing corporation is a corporation (herein called the "successor corporation") incorporated under the laws of Canada or any province thereof;

(b) the successor corporation shall execute, prior to, contemporaneously with or forthwith after the consummation of such transaction, such instruments (if any) as are satisfactory to the Trustee and in the opinion of Counsel are necessary or advisable to evidence the assumption by the successor corporation of the liability for the due and punctual payment of all the Notes and interest thereon and all other monies payable hereunder and the covenant of the successor corporation to pay the same and its agreement to observe and perform all the covenants and obligations of the Corporation under this Note Indenture;

(c) such transaction shall, to the satisfaction of the Trustee, and in the opinion of Counsel, be upon such terms as substantially preserve and do not impair in any material respect the rights or powers of the Trustee or the Holders hereunder and upon terms as are in no way prejudicial to the interests of the Holders; and

(d) no condition or state of facts shall exist as to the Corporation or the successor corporation either at the time of or immediately before or after the consummation of any such transaction and after giving full effect thereto or immediately after the successor corporation complying with the provisions of subsection (b) above which constitutes or would constitute, after notice or lapse of time or both, an Event of Default.

7.2 Vesting of Powers in Successor Corporation

Whenever the conditions of Section 7.1 have been duly observed and performed, the successor corporation shall be bound by the covenants and obligations of the Corporation under this Note Indenture and shall possess and from time to time may exercise each and every right and power of the Corporation under this Note Indenture in the name of the Corporation or otherwise and any act or proceeding by any provision of this Note Indenture required to be done or performed by any Directors or officers of the Corporation may be done and performed with like force and effect by the directors or officers of such successor corporation.

Article 8
Meetings of Holders

8.1 Right to Convene Meeting

The Trustee or the Corporation may at any time and from time to time and the Trustee shall on receipt of a request of the Corporation or a Noteholders' Request and upon being indemnified to its reasonable satisfaction by the Corporation or by the Holders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Holders. In the event of the Trustee failing within ten days after receipt of any such request and such indemnity to give notice convening a meeting, the Corporation or such Holders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Calgary, or at such other place as may be approved or determined by the Trustee.

8.2 Notice of Meetings

At least 21 days' notice of any meeting shall be given to the Holders by the Corporation or the Trustee, as the case may be, in the manner provided in Section 9.1 and a copy thereof shall be sent by courier to the Trustee, unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 8. The accidental omission to give notice of a meeting to any Holder shall not invalidate any resolution passed at any such meeting.

8.3 Chairman

Some person, who need not be a Holder, nominated in writing by the Trustee, shall be chairman of the meeting and if no person is so nominated, or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, the Holders present in person or by proxy shall choose some person present to be chairman.

8.4 Quorum

Subject to the provisions of Section 8.12, at any meeting of the Holders, a quorum shall consist of Holders present in person or by proxy representing a majority in principal amount of the Notes outstanding. If a quorum of the Holders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned pursuant to a Noteholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the first Business Day thereafter) at the same time and place and no notice shall be required to be given with respect to such adjourned meeting. At the adjourned meeting the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent a majority of the principal amount of the Notes outstanding. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum be present at the commencement of business.

8.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Holders is present may, with the consent of the Holders of a majority in principal amount of the Notes represented thereat, adjourn any such meeting and no notice of such

adjournment need be given except such notice, if any, as the meeting may prescribe.

8.6 Show of Hands

Every question submitted to a meeting shall, subject to Section 8.7, be decided in the first place by a majority of the votes given on a show of hands. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote with respect to the Notes, if any, held by him.

8.7 Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting, when demanded by the chairman or by one or more Holders or proxies for Holders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Questions other than Extraordinary Resolutions shall, if a poll be taken, be decided by the votes of the Holders of a majority in principal amount of the Notes represented at the meeting and voted on the poll.

8.8 Voting

On a show of hands every person who is present and entitled to vote, whether as a Holder or as proxy for one or more Holders or both, shall have one vote. On a poll each Holder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote with respect to each $25 principal amount of Notes of which he shall then be the Holder. A proxy need not be a Holder. In the case of joint registered Holders, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them be present in person or by proxy, they shall vote together with respect to the Notes of which they are joint registered Holders.

8.9 Regulations

The Trustee, or the Corporation with the approval of the Trustee, may from time to time make and from time to time vary or revoke such regulations as it shall from time to time think fit providing for and governing:

(a) the form of the instrument appointing a proxy, which shall be in writing, and in the manner in which the same shall be executed and

for the production of the authority of any person signing on behalf of a Holder;

(b) the deposit of instruments appointing proxies at such place as the Trustee, the Corporation or the Holder convening the meeting as the case may be, may, in the notice convening the meeting, direct, and the time, if any, before the holding of the meeting or any adjournment thereof by which the same shall be deposited; and

(c) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, cabled, telegraphed, taxed or sent by telex before the meeting to the Corporation or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as the Holders, or as entitled to vote or be present at the meeting with respect thereto, shall be Holders and persons whom Holders have by instrument in writing duly appointed as their proxies.

8.10 Persons Entitled to Attend Meetings

The Corporation and the Trustee (by their respective officers and directors) and the legal advisers of the Corporation, the Trustee and any Holder, and any other person permitted by the chairman to attend, may attend any meeting of the Holders, but shall have no vote as such.

8.11 Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Note Indenture or by law, a meeting of the Holders shall have the following powers exercisable from time to time by Extraordinary Resolution:

(a) the power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Holders or the Trustee against the Corporation, or against its property, whether such rights arise under this Note Indenture or the Notes or otherwise;

(b) the power to assent to any modification of or change in or addition to or omission from the provisions contained in this Note Indenture

or any Note which shall be agreed to by the Corporation and to authorize the Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(c) the power to sanction any scheme for the reconstruction or reorganization of the Corporation or for the consolidation, amalgamation or merger of the Corporation with any other Corporation or for the sale, leasing, transfer or other disposition of the undertaking, property and assets of the Corporation or any part thereof, provided that no such sanction shall be necessary with respect to any such transaction if the provisions of Section 7.1 shall have been complied with;

(d) the power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Note Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(e) the power to waive and direct the Trustee to waive any default hereunder or cancel any declaration made by the Trustee pursuant to Section 5.2 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(f) the power to restrain any Holder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal of or interest on the Notes, or for the execution of any trust or power hereunder;

(g) the power to direct any Holder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 5.11, of the costs, charges and expenses reasonably and properly incurred by such Holder in connection therewith;

(h) the power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation;

(i) the power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in such Extraordinary Resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Holders, such of the powers of the

Holders as are exercisable by extraordinary or other resolution as shall be included in the resolution appointing the committee. The Extraordinary Resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be themselves Holders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Holders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with, any action taken or omitted to be taken by them in good faith;

(j) the power to authorize the distribution in specie of any shares, bonds, notes or other securities or obligations or cash or other consideration received hereunder or the use or disposal of the whole or any part of such shares, bonds, notes or other securities or obligations or cash or other consideration in such manner and for such purpose as may be deemed advisable and specified in such Extraordinary Resolution;

(k) the power to authorize the Trustee or any other person or persons to bid at any sale of the Corporation's properties or assets or any part thereof and to borrow the monies required to make any deposit at said sale or pay the balance of the purchase price and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased as security for the repayment of the monies so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such monies (in which event it, he, she or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon) and to hold any property or assets so purchased (subject to any hypothec, mortgage, pledge, charge or lien to secure any monies so borrowed or advanced) in trust for all the Holders of the Notes outstanding at the time of such sale pro rata in proportion to the amounts due to them thereon respectively for principal and interest before such sale, and to sell, transfer and convey the whole or any part or parts of the property or assets so purchased for such

consideration in cash or in the shares, bonds, notes or other securities or obligations of any company formed or to be formed, or partly in cash and partly in such securities or obligations, and upon such terms and conditions as may be determined by such Extraordinary Resolutions of the Holders and, subject to such terms and conditions, to dispose of such cash, shares, bonds, notes or other securities or obligations pursuant to the provisions of subsection 8.11(j), and until the sale, transfer or conveyance of the whole of such property or assets so purchased to maintain and operate such part of said property and assets as has not been disposed of, and for such purposes to borrow monies and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased, or any part thereof, as security for the repayment of the monies so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such monies (in which event it, he or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon), and otherwise deal with such property and assets and the proceeds of any sale, transfer of conveyance thereof as the Holders may by such Extraordinary Resolution direct;

(l) the power to remove the Trustee from office and to appoint a new trustee or trustees;

(m) the power to sanction the exchange of the Notes for or the conversion thereof into shares, bonds, notes or other securities or obligations of the Corporation or of any company formed or to be formed;

(n) the power to authorize the Corporation and the Trustee to grant extensions of time for payment of interest on any of the Notes whether or not the interest the payment with respect to which is extended, is at the time due or overdue; and

(o) the power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Holders or by any committee appointed pursuant to subsection 8.11(i).

8.12 Meaning of "Extraordinary Resolution"

(a) The expression "Extraordinary Resolution" when used in this Note Indenture means, subject to section 8.15, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Holders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions, of this Article 8 at

which the Holders of a majority in principal amount of the Notes outstanding are present in person or by proxy and passed by the affirmative votes of the Holders of not less than seventy-five percent (75%) of the principal amount of Notes represented at the meeting and voted on a poll upon such resolution.

(b) If, at any such meeting, the Holders of a majority in principal amount of the Notes outstanding are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if summoned by a Noteholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than ten nor more than 20 days later, and to such place and time, all as may be appointed by the chairman. Not less than five days' notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 8.1. Such notice shall state that at the adjourned meeting the Holders present in person or by proxy shall form a quorum, but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting, the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting, and passed by the requisite vote as provided in paragraph 8.12(a) shall be an Extraordinary Resolution within the meaning of this Note Indenture.

(c) Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

8.13 Powers Cumulative

It is hereby declared and agreed that any one or more of the powers of this Note Indenture stated to be exercisable by the Holders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or powers thereafter from time to time.

8.14 Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions

were passed or proceedings had, or by the chairman of the next succeeding meeting of the Holders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, with respect to the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

8.15 Instrument in Writing

All actions which may be taken and all powers that may be exercised by the Holders at a meeting held as hereinbefore in this Article 8 provided may also be taken and exercised by the Holders of seventy-five percent (75%) of the principal amount of all the outstanding Notes, by an instrument in writing signed in one or more counterparts and the expression "Extraordinary Resolution" when used in this Note Indenture shall include an instrument so signed.

8.16 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 8 at a meeting of Holders shall be binding upon all the Holders, whether present at or absent from such meeting, and every instrument in writing signed by Holders in accordance with Section 8.15 shall be binding upon all Holders, whether signatories thereto or not, and each and every Holder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

8.17 Evidence of Rights of Holders

(a) Any request, direction, notice, consent or other instrument which this Note Indenture may require or permit to be signed or executed by the Holders may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Holders in person or by attorney duly appointed in writing. Proof of the execution of any such request or other instrument or of a writing appointing any such attorney or (subject to the provisions of this Article 8 with regard to voting at meetings of Holders) of the holding by any person of Notes shall be sufficient for any purpose of this Note Indenture if made in the following manner, namely, the fact and date of execution by any person of such request or other instrument or writing may be proved by the certificate of any notary public, or other officer authorized to take acknowledgments of deeds to be recorded at the place where such certificate is made that the person signing such request or other instrument in writing acknowledged to him the execution thereof or by affidavit of a

witness of such execution or in any other manner which the Trustee may consider adequate.

(b) The Trustee may, nevertheless, in its discretion require further proof in cases where it deems further proof desirable or may accept such other proof as it shall consider proper.

Article 9
Notices

9.1 Notice to the Corporation and to Holders

Any notice required or permitted to be given hereunder shall be in writing and given by delivering, by post or courier, it:

(a) to the Corporation at:

3000, 400 - 3rd Avenue SW
Calgary, Alberta
T2P 4H2

Attention: President

(b) to a Holder at the address appearing on the register, and if, in the case of joint Holders, more than one address appears in the register in respect of such joint holding, notice shall be addressed to the first address so appearing.

Any such notice given as aforesaid shall be deemed to have been effectively given on the date of such delivery. The Corporation or a Holder may from time to time notify the other party hereto of a change in address which thereafter, until changed by like notice, shall be the address of the Corporation or the Holder for all purposes hereunder.

9.2 Notice to Trustee

Any notice to the Trustee under the provisions of this Note Indenture shall be valid and effective if given by registered letter, postage prepaid, addressed to the Trustee at its principal office in the City of Calgary at 710, 530 - 8th Avenue SW, T2P 3S8, in each case, Attention: Manager, Corporate Trust Department, and shall be deemed to have been effectively given from the time when in the ordinary course of post the said letter should have reached its destination.

Article 10
Concerning the Trustee

10.1 No Conflict of Interest

The Trustee represents to the Corporation that at the date of execution and delivery by it of this Note Indenture there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder, but if, notwithstanding the provisions of this Section 10.1, such a material conflict of interest exists, the validity and enforceability of this Note Indenture, and the Notes issued hereunder shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists but the Trustee shall, within 90 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 10.2.

10.2 Replacement of Trustee

(a) The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Corporation three months' notice in writing or such shorter notice as the Corporation may accept as sufficient. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Holders; failing such appointment by the Corporation, the retiring Trustee or any Holder may apply to a Justice of the Court of Queen's Bench of Alberta, on such notice as such Justice may direct, for the appointment of a new Trustee; but any new Trustee so appointed by the Corporation or by the Court, shall be subject to removal as herein provided by the Holders. Any new Trustee appointed under any provision of this Section shall be a corporation authorized to carry on the business of a trust company in the Provinces of Alberta and Ontario. On any new appointment, the new Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

(b) Any corporation into which the Trustee may be merged or with which it may be consolidated or amalgamated or any corporation resulting from any merger, consolidation or amalgamation to which the Trustee shall be a party, shall be the successor Trustee under this Note Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Trustee or of the Corporation, the Trustee ceasing to act

shall execute and deliver an instrument assigning and transferring to such successor Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Trustee to the successor Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Corporation be required by any new Trustee for more fully and certainly vesting in and continuing to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall, on request of said new Trustee, be made, executed, acknowledged and delivered by the Corporation.

10.3 Duties of Trustee

(a) In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Note Indenture, the Trustee shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

(b) In addition to all other duties of the Trustee set forth herein, at all times while any Notes are outstanding, the Trustee shall, in addition, have the following responsibilities hereunder:

(i) to keep the Corporation's Note ledgers, registers and branch registers of transfers and unissued Note certificates and, subject to such general and particular instructions as may from time to time be given to it by or under the authority of the Board of Directors (which shall be in the form of a Written Direction of the Corporation), the Trustee shall:

(A) record the particulars of all transfers of Notes upon the appropriate register of transfers or branch register(s) of transfers;

(B) certify and issue Note Certificates to the Holders entitled thereto, representing Notes held by or transferred to them, respectively;

(C) maintain the registers of Holders and make such entries from time to time in the registers as may be necessary in order that the account of each Holder of the Corporation may be properly and accurately maintained; and

(D) furnish to the Corporation, but at the Corporation's expense, at any time such statements, lists, entries,

information and material concerning transfers and other matters prepared and undertaken by it as Trustee, including all documents, papers, information and material as it may have and the Corporation may require;

(ii) forthwith upon receipt of sufficient monies from the Corporation, to forward cheques or other transfer of funds by such means as considered appropriate by the Trustee representing payments of interest upon the Notes to the Holders thereof in accordance with the provisions of paragraph 2.1(c) hereof;

(iii) upon receipt of sufficient monies or Common Shares, as the case may be, upon the stated or accelerated maturity of the Notes, to make all payments of principal or interest on the Notes to the Holders thereof as provided in this Note Indenture; and

(iv) promptly as and when due to make such recordings and filings as may be required to satisfy any statutory or regulatory duty imposed upon the Trustee and to provide the Holders with any such statements and records as they may require to comply with any statutory or regulatory duties imposed upon the Holders in their capacity as Holders.

(c) All Notes shall be effectively and interchangeably transferable on the appropriate principal register of transfers or on any appropriate branch register of transfers, regardless of where or when the certificates therefor shall have been issued, and entry of the transfer of any Notes in the appropriate register of transfers or in any one appropriate branch register of transfers shall for all purposes be a complete and valid transfer.

(d) The Trustee may use its own judgment in the performance of its duties as trustee for the Corporation, but at any time it may apply to the Board of Directors of the Corporation or an officer of the Corporation or to such Counsel as the Corporation may from time to time determine at the expense of the Corporation, for instructions or advice, and the Corporation will fully protect and hold the Trustee harmless from all liability for any action taken, or not taken, by the Trustee in accordance with or pursuant to such instructions or advice that may be given to it.

Subject to the provisions of the *Business Corporations Act* (Alberta), except for its acts of gross negligence or willful misconduct, the Trustee shall not be liable for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law and the Corporation agrees to indemnify and save harmless the Trustee from and against all claims, demands, action, suits or other proceedings by whomsoever made, prosecuted or brought and from all loss, costs, damages and expenses in any manner based upon, occasioned by or attributable to any act of the Trustee in the execution of its duties hereunder.

(e) The transfer of any Notes in respect of a certificate presented to the Trustee may be refused by it until it is satisfied that such certificate is valid, that the endorsement thereon is genuine and that the transfer requested is legally authorized. The Trustee shall not incur any liability refusing in good faith to effect any transfer which, in its judgment, is improper or unauthorized.

(f) The Trustee agrees to faithfully carry out and perform its duties hereunder and, on termination hereof and upon payment by the Corporation to the Trustee of all monies owing to the Trustee hereunder, to deliver over to the Corporation the registers and branch registers maintained by it and any documents connected therewith or with the Corporation transacted hereunder, and a receipt signed by an officer of the Corporation shall be a valid discharge of the Trustee.

10.4 Reliance Upon Declarations

In the exercise of its rights, duties and obligations hereunder the Trustee may, if acting in good faith, rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to and in accordance with any covenants, conditions and requirements of this Note Indenture.

10.5 Evidence and Authority to Trustee

(a) The Corporation shall furnish to the Trustee evidence of compliance with the conditions precedent provided for in this Note Indenture relating to any action or step required or permitted to be taken by the Corporation or the Trustee under this Note Indenture or as a result of any obligation imposed under this Note Indenture, including without limitation, the certification and delivery of Notes hereunder, the satisfaction and discharge of this Note Indenture, the entry into the Subordination Agreement and the taking of any

other action to be taken by the Trustee at the request of or on the application of the Corporation, forthwith if and when (i) such evidence is required by any other Section of this Note Indenture, to be furnished by the Trustee in accordance with the terms of this Section 10.5 or (ii) the Trustee, in the exercise of its rights and duties under this Note Indenture, gives the Corporation written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

(b) Such evidence shall consist of:

(i) a Certificate of the Corporation stating that any such condition precedent has been complied with in accordance with the terms of this Note Indenture;

(ii) in the case of a condition precedent for which compliance is, by the terms of this Note Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Note Indenture; and

(iii) in the case of any such condition precedent for which compliance is subject to review or examination by auditors or accountants, an opinion or report of the Auditors of the Corporation whom the Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Note Indenture.

(c) Whenever such evidence relates to a matter other than the certification and delivery of Notes and the satisfaction and discharge of this Note Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of the Corporation it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section.

(d) Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in this Note Indenture shall include (i) a statement by the person giving the evidence that he has read and is familiar with those provisions of this Note Indenture relating to the condition

precedent in question, (ii) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (iii) a statement that in the belief of the person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein and (iv) a statement whether in the opinion of such person the conditions precedent in question have been complied with or satisfied.

(e) The Corporation shall furnish to the Trustee annually, and at any other reasonable time if the Trustee so requires, its certificate that the Corporation has complied with all covenants, conditions or other requirements contained in this Note Indenture, the noncompliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such noncompliance. The Corporation shall, whenever the Trustee so requires, furnish the Trustee with evidence by way of statutory declaration, opinion, report or certificate as reasonably specified by the Trustee as to any action or step required or permitted to be taken by the Corporation or as a result of any obligation imposed by this Note Indenture.

10.6 Certificate of the Corporation as Evidence

Except as otherwise specifically provided or prescribed by this Note Indenture, whenever in the administration of the provisions of this Note Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may rely upon a Certificate of the Corporation.

10.7 Experts, Advisers and Agents

The Trustee may:

(a) in relation to these presents act on the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert, whether obtained by the Trustee or by the Corporation, or otherwise, and may employ such assistants as may be necessary to the proper discharge of its duties and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof. Any solicitors employed or consulted by the Trustee as Counsel may, but need not be, solicitors for the Corporation.

10.8 Trustee May Deal in Notes

Subject to Section 10.1, the Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Notes and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby.

10.9 Investment of Monies Held by Trustee

(a) Unless otherwise provided in this Note Indenture, any monies held by the Trustee which under the trusts of this Note Indenture may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee in securities in which, under the laws of either the Province of Alberta or the Province of Ontario, trustees are authorized to invest trust monies, provided that such securities are expressed to mature within two years after their purchase by the Trustee, and unless and until the Trustee shall have declared the principal of and interest on the Notes to be due and payable, the Trustee shall so invest such monies at the request of the Corporation.

(b) Pending the investment of any monies as hereinbefore provided, such monies may be deposited in the name of the Trustee in any chartered bank of Canada or, with the consent of the Corporation, in the deposit department of the Trustee or any other loan or trust Corporation authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits.

(c) Unless and until the Trustee shall have declared the principal of and interest in the Notes to be due and payable, the Trustee shall pay over to the Corporation all interest received by the Trustee

with respect to any investments or deposits made pursuant to the provisions of this Section.

10.10 Trustee Not Ordinarily Bound

Except as provided in Section 5.8 and as otherwise specifically provided herein, the Trustee shall not, subject to Section 10.3, be bound to give notice to any person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Corporation of any of the obligations herein imposed upon the Corporation or of the covenants on the part of the Corporation herein contained, nor in any way to supervise or interfere with the conduct of the Corporation's business, unless the Trustee shall have been required to do so by a Noteholders' Request or by an Extraordinary Resolution of the Holders passed in accordance with the provisions contained in Article 8, and then only after it shall have been indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

10.11 Trustee Not Required to Give Security

The Trustee shall not be required to give any bonds or security with respect to the execution of the trusts and powers of this Note Indenture or otherwise in respect of the premises.

10.12 Trustee Not to Be Appointed Receiver

The Trustee and any person related to the Trustee shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

10.13 Trustee Not Bound to Act on Corporation's Request

Except as otherwise specifically provided in this Note Indenture, the Trustee shall not be bound to act in accordance with any direction or request of the Corporation or of the Directors until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

10.14 Conditions Precedent to Trustee's Obligations to Act Hereunder

(a) The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Holders hereunder shall be conditional upon the Holders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action

or proceeding and an indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(b) None of the provisions contained in this Note Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c) The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Holders at whose instance it is acting to deposit with the Trustee the Notes held by them for which Notes the Trustee shall issue receipts.

10.15 Authority to Carry on Business

The Trustee represents to the Corporation that at the date of execution and delivery by it of this Note Indenture it is authorized to carry on the business of a trust corporation in the Provinces of Alberta and Ontario, but if, notwithstanding the provisions of this Section 10.15, it ceases to be so authorized to carry on business, the validity and enforceability of this Note Indenture and the Notes shall not be affected in any manner whatsoever by reason only of such event, but the Trustee shall, within 90 days after ceasing to be authorized to carry on business of a trust corporation in the Provinces of Alberta and Ontario either become so authorized or resign in the manner and with the effect specified in Section 10.2.

10.16 Acceptance of Trust

The Trustee hereby accepts the trusts in this Note Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Holders, subject to all the terms and conditions herein set forth.

Article 11
Supplemental Indentures

11.1 Supplemental Indentures

(a) From time to time the Trustee and, when authorized by a resolution of the Directors, the Corporation, may, and they shall when required by this Note Indenture, execute, acknowledge and deliver by their proper officers, deeds or indentures supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(i) adding to the covenants of the Corporation herein contained for the protection of the Holders or providing for Events of Default in addition to those herein specified;

(ii) making such provisions not inconsistent with this Note Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Notes which do not affect the substance thereof, provided that the Trustee is of the opinion that such provisions and modifications will not be prejudicial to the interests of the Holders;

(iii) giving effect to any Extraordinary Resolution passed as provided in Article 8; and

(iv) for any other purpose not inconsistent with the terms of this Note Indenture.

(b) The Trustee may also, without the consent or concurrence of the Holders, by supplemental indenture or otherwise, concur with the Corporation in making any changes or corrections in this Note Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any deed or indenture supplemental or ancillary hereto, provided that in the opinion of Counsel the rights of the Trustee and the Holders are in no way prejudiced thereby.

Article 12
Form of Note

12.1 Form of Note

The form for the "Notes", the certificate of the Trustee and the registration and transfer panels thereon shall be as set forth in Schedule A hereto.

Article 13
Execution and Formal Date

13.1 Execution

This Note Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

13.2 Formal Date

For the purpose of convenience this Note Indenture may be referred to as bearing the formal date of January 28, 1997 irrespective of the actual date of execution hereof.

Executed and delivered.

NEVIS LTD.

Per:________________

Per.________________

MONTREAL TRUST COMPANY OF CANADA

Per:________________

Per.________________

Schedule A

Form of Note

Form of Note

The form for the Notes, the certificate of the Trustee and the registration and transfer panels thereon shall be in the English language substantially as follows, and may include a translation into the French language:

(Form of Note - English Text)

NEVIS LTD.

(incorporated pursuant to the laws of Alberta)

RESET RATE NOTE

DUE DECEMBER 31, 2027

Nevis Ltd. (herein referred to as the "Corporation"), for value received, hereby promises to pay to the registered holder hereof, on December 31, 2027, or on such earlier date as the principal amount hereof may become payable in accordance with the conditions herein set out and with the provisions of the Note Indenture hereinafter mentioned, on presentation and surrender of this Note, the sum of $________ in lawful money of Canada, at Calgary, Alberta, at the option of the registered holder, and to pay interest thereon from and including the Issue Date at the Interest Rate, payable, after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate, on each Interest Payment Date, which amounts are subordinated to all Senior Indebtedness as provided in the Note Indenture. Unless an Event of Default as defined in the Note Indenture has occurred and is continuing and has not been waived, the Corporation may, at its option, on the giving of not more than 60 and not less than 30 days' notice, and subject to applicable regulatory approval, elect to satisfy its obligation to repay the principal amount of the Notes on maturity by the issue and delivery of common shares of the Corporation ("Common Shares") having a fair market value (as reasonably determined by the Board of Directors of the Corporation) equal to the aggregate principal outstanding amount of the Notes. Each Holder of Notes shall be entitled to a pro rata distribution of such Common Shares equal to the product obtained by multiplying the total number of Common Shares to be distributed by a fraction, of which the numerator is the aggregate principal amount of such Holder's Notes and the denominator is the aggregate outstanding principal amount of the Notes.

As interest becomes due on this Note (except at maturity, when interest shall be paid upon the surrender thereof for payment), the Corporation shall cause to be: (i) sent by prepaid ordinary mail a cheque or, (ii) delivered by other transfer of funds by such means as may be considered appropriate by the Trustee, for such interest (less any tax required by law to be withheld therefrom) payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the register, unless the Holder otherwise directs. In the case of joint Holders, the cheque or other transfer of funds, as the case may be, shall be payable or issued to the order of all such joint Holders and addressed to them at the last address or account, as the case may be, appearing on the register, unless such joint Holders otherwise direct. If more than one address appears on the register in respect of such joint Holders, the cheque or other transfer of funds, as the case may be, shall be mailed or delivered to the first address or account so appearing. In the event of non-receipt of any cheque or funds for interest by the Holder, the Corporation will cause to be issued to the Holder a replacement cheque or replacement transfer of funds for like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably. The Corporation has certain rights to prepay interest on this Note.

This Note is one of the Notes in the aggregate principal amount of $100 million in lawful money of Canada issued under a Note Indenture (herein referred to as the "Note Indenture") dated as of January 28, 1997 between the Corporation and Montreal Trust Company of Canada, as Trustee. The aggregate principal amount of Notes which may be authorized under the Note Indenture is limited to $100 million. Reference is hereby expressly made to the Note Indenture and any instruments supplemental thereto for a statement and description of the terms and conditions upon which this Note is issued and the rights and remedies of the Holders of the Notes, the Corporation and the Trustee with respect thereto, all to the same effect as if the provisions of the Note Indenture and of any instruments supplemental thereto were herein set forth, to all of which provisions the registered Holder of this Note, by acceptance hereof, assents.

The Notes are issuable as fully registered Notes in denominations of $25 and integral multiples thereof only. Upon compliance with the provisions of the Note Indenture, Notes of any authorized denomination may be exchanged for an equal aggregate principal amount of Notes in any other authorized denomination or denominations.

All Notes issued under the Note Indenture rank equally and ratably without priority or preference. This Note is a direct obligation of the Corporation, but is not secured by any mortgage, hypothec, charge or pledge and is subordinate to all holders of Senior Indebtedness and is subject to the provisions of the Subordination Agreement. The Note Indenture contains no restrictions on the

right of the Corporation or any Subsidiary to borrow or give security for any of their obligations in priority to the Notes.

The principal hereof may also become or be declared due before stated maturity on the conditions, in the manner, with the effect and at the times set forth in the Note Indenture.

This Note may only be transferred upon compliance with the conditions prescribed in the Note Indenture on the register of transfers to be kept at the principal office of the Trustee in the City of Calgary, and in such other place or places (if any) and/or by such other registrar or registrars (if any) as the Corporation with the approval of the Trustee and Trustee may designate, by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee and/or other registrar (if any) and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe, and then, only if such transfer shall have been duly entered on one of the appropriate registers or noted on this Note by a proper registrar.

The Note Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments in writing signed by the Holders of a specified percentage of the principal amount of the Notes outstanding.

This Note shall not become obligatory for any purpose until it shall have been certified by the Trustee for the time being under the Note Indenture.

Unless otherwise defined, all initially capitalized terms used herein shall have the meanings ascribed to such terms in the Note Indenture.

In witness whereof Nevis Ltd. has caused this Note to be signed by its duly authorized officers as of the 28th day of January, 1997.

NEVIS LTD.

Per:______________________________

Per:______________________________

THIS NOTE IS NOT VALID UNTIL CERTIFIED BY THE TRUSTEE.

TRUSTEE'S CERTIFICATE

This Note is a Note referred to in the Note Indenture within mentioned.

MONTREAL TRUST COMPANY OF CANADA,
Trustee

By:____________________________
(Authorized Signature)

159871/3fcv01!.dih

(FORM OF REGISTRATION PANEL)

REGISTRATION

(No writing on this panel except by the Trustee or the Registrar)

Date of Registration	In Whose Name Registered	Signature of Trustee or Other Registrar

(FORM OF TRANSFER PANEL)

TRANSFER FORM

FOR VALUE RECEIVED the undersigned sells, assigns and transfers unto:

____

____

(Please print or typewrite name and address of assignee)

the within Note of **NEVIS LTD.** and hereby irrevocably constitutes and appoints ____________________, Attorney to transfer the said Note on the registers of the Notes due December 31, 2027 of the said Corporation, with full power of substitution in the premises.

Date:__________________________

____

(Signature of Transferor)
The signature of the Transferor must correspond with the name written upon the face of this certificate in every particular without alteration or enlargement or change whatsoever.

The signature of the registered holder of the within Note to the foregoing assignment must be guaranteed by a chartered bank, by a trust company, or by a member firm of The Toronto Stock Exchange.

____

(Signature of Guarantor)

984486 ALBERTA LTD.

NOTE INDENTURE

October 1, 2002

Providing for the issue of 12% Unsecured, Subordinated

Promissory Notes of 984486 Alberta Ltd.

G:\053393\0033\Note Indenture #3.doc

TABLE OF CONTENTS

NOTE INDENTURE

October 1, 2002

BETWEEN:

984486 ALBERTA LTD., a corporation incorporated pursuant to the *Business Corporations Act* (Alberta) with an office in the City of Calgary, in the Province of Alberta (the **"Corporation"**)

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company having an office in the City of Calgary, in the Province of Alberta (the **"Trustee"**)

RECITALS:

A. The Corporation is desirous of acquiring the outstanding common shares and options of Ketch Energy Ltd. and financing such acquisition in part by the creation and issuance of Notes to be constituted and issued as provided for by this Note Indenture;

B. The Corporation is duly authorized to create and issue the Notes as herein provided;

C. All necessary corporate proceedings have been taken and conditions complied with to make the creation and issue of the Notes proposed to be issued hereunder and this Note Indenture legal, valid and binding on the Corporation in accordance with the laws relating to the Corporation; and

D. The foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee.

NOW THEREFORE THIS NOTE INDENTURE WITNESSETH and it is hereby covenanted, agreed and declared as set forth below:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Note Indenture (including the recitals hereto) and in the Notes, unless there is something in the subject matter or context inconsistent therewith:

(a) **"Act"** means the *Business Corporations Act* (Alberta) R.S.A. 2000, c. B-9, as amended, including the regulations thereunder;

(b) **"Arrangement"** means the plan of arrangement pursuant to Section 193 of the Act as provided for in an agreement dated July 18, 2002 between Ketch, Ketch Resources Ltd., the Trust and Acclaim Energy Inc.;

(c) **"Bank Borrowings"** means the Corporation's indebtedness, obligations and liabilities to the Banks or any of them;

(d) **"Banks"** means any bank or financial institution which from time to time may be providing loans, advances or other extensions of credit to the Corporation;

(e) **"Borrowed Money"** means, in respect of any Person, all the Person's indebtedness, obligations and liabilities in respect of (i) borrowed money; (ii) bonds, debentures, notes or other similar instruments; (iii) the purchase price of any property or services which is not due within ninety (90) days of delivery or installation of such property or delivery of an invoice or account in respect of such services; (iv) reimbursement obligations with respect to letters of credit, bankers' acceptances or similar facilities issued for its account; or (v) guarantees, indemnities and other assurances in respect of Borrowed Money (as hereinbefore defined);

(f) **"Business Day"** means any day except Saturdays, Sundays, statutory holidays and days in Alberta and other days when the principal offices of the Trustee in the City of Calgary are not generally open to the public for the transaction of business;

(g) **"Capital Lease Obligation"** of any Person means the obligation to pay rent or other payment amounts under a lease of (or other arrangement conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles;

(h) **"Certificate of the Corporation"**, **"Order of the Corporation"**, **"Request of the Corporation"**, **"Written Direction of the Corporation"** and **"Consent of the Corporation"** mean, respectively, a written Certificate, order, request, direction and consent signed in the name of the Corporation by the Chairman of the Board or the President, and may consist of one or more instruments so executed. A Certificate of the Corporation shall be in the form of a statutory declaration if and when required under the provisions of this Note Indenture or by the Trustee;

(i) **"Certified Resolution"** means a copy of a resolution of the Corporation certified by the Secretary or an Assistant Secretary or any other officer designated by the President or Chairman of the Board for such purpose to have been duly passed by the Directors and to be in full force and effect on the day of such certification unless otherwise noted therein;

(j) **"Common Shares"** means the common shares in the capital of the Corporation, as such shares were constituted on the date of execution and delivery of this Note Indenture or as subsequently consolidated or subdivided or any other shares or securities resulting from a reclassification or change of such common shares or as subsequently consolidated or subdivided or any other shares or securities resulting from a reclassification or change of such common shares;

(k) **"Corporation"** means 984486 Alberta Ltd., incorporated under the Act, and includes any successor company to or of the Corporation provided that the provisions of Article 7 shall have been complied with in respect thereof;

(l) **"Corporation's Auditors"** or **"Auditors of the Corporation"** means an independent firm of chartered accountants duly appointed as auditors of the Corporation;

(m) **"Counsel"** means a barrister or solicitor or firm of barristers or solicitors, who may be counsel for the Corporation, retained, employed, engaged or appointed by the Trustee or retained, employed, engaged or appointed by the Corporation and acceptable to the Trustee where the context so indicates;

(n) **"Creditor Proceedings"** means any dissolution, winding-up, total or partial liquidation, adjustment or readjustment of debt, reorganization, compromise, arrangement with creditors, plan of arrangement under the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) or arrangement provisions of applicable corporate law, or similar proceedings of or with respect to the Corporation or its property or liabilities, or any bankruptcy, insolvency, receivership, assignment for the benefit of creditors, marshalling of assets and liabilities of the Corporation, or any bulk sale of assets by the Corporation, or proceedings in relation to any of the foregoing;

(o) **"Default"** means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default;

(p) **"Director"** means a member of the board of directors of the Corporation for the time being and **"Directors"**, **"Board of Directors"** or **"Board"** means the board of directors of the Corporation or, if duly constituted and whenever duly elected or empowered, the executive committee of the Board of Directors of the Corporation for the time being, and reference to "action by the Directors" means action by the directors of the Corporation as a board or, whenever duly empowered, action by the said executive committee as such committee;

(q) **"Early Redemption Date"** means the date that any Notes or portion thereof are to be redeemed or prepaid pursuant to Section 2.14 or Section 2.15;

(r) **"Effective Date"** means the date shown on the certificate or proof of filing to be issued by the Registrar of Corporations pursuant to subsection 186(11) or subsection 186(12) of the Act in respect of the Arrangement;

(s) **"Event of Default"** means any of the events of default referred to in Section 5.1;

(t) **"Extraordinary Resolution"** has the meaning attributed thereof in Section 8.12;

(u) **"Fund Trustee"** mean Computershare Trust Company of Canada, the trustee under the Trust Indenture and such other persons which may become trustee thereunder from time to time;

(v) **"Holders"** means the person(s) from time to time being entered in the Registers hereinafter mentioned as Holders of Notes (which shall include any transferee of a Holder);

(w) **"Initial Note"** has the meaning ascribed thereto in Section 2.3;

(x) **"Interest Payment Date"** means the 15th day of the month following the month in which an Interest Period ends, unless such day is not a Business Day, in which case it shall be the next following Business Day;

(y) **"Interest Period"** means (i) the period beginning on (and including) the Issue Date and ending on (and including) December 31, 2002, and (ii) thereafter, successive periods beginning on (and including) the first day of the calendar month next following the end of each Interest Period and ending on (and including) the last day of such calendar month, and the Maturity Date, provided that in the event any Note shall be partially or totally redeemed at any time other than on an Interest Payment Date, then the date upon which such partial or total redemption occurs shall be an Interest Payment Date in respect of the amount of such Note so redeemed;

(z) **"Interest Rate"** means twelve percent (12%) per annum;

(aa) **"Issue Date"** means, in respect of any Notes, the date of issuance of such Notes;

(bb) **'Ketch"** means Ketch Energy Ltd., continued under the Act;

(cc) **"Maturity Date"** means December 1, 2022, subject to extension pursuant to Section 2.13;

(dd) **"Non-Trust Holders"** means Holders other than the Trust, provided that if at any time the Trust owns all Notes other than those having an aggregate principal amount of Twenty Five Million ($25,000,000) Dollars or less, there shall be deemed conclusively for all purposes to be no Non-Trust Holders;

(ee) **"Note Indenture", "Indenture", "hereto", "herein", "hereby", "hereunder", "hereof"** and similar expressions refer to this Note Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

(ff) **"Noteholders' Request"** means:

(i) an instrument signed in one or more counterparts either:

(A) at any time when there are no Non-Trust Holders, or there are Non-Trust Holders but the Trust is the holder of at least Ninety percent (90%) of the principal amount of the Notes then outstanding, by the Trust; or

(B) at any time when (A) does not apply, by Holder(s) holding in the aggregate at least Fifty percent (50%) of the principal amount of the Notes outstanding,

or

(ii) a resolution of the Holders passed at a meeting of the Holders at any time when there are Non-Trust Holders but the Trust is not the holder of at least Ninety percent (90%) of the principal amount of the Notes then outstanding, by Holder(s) holding in the aggregate at leas Fifty percent (50%) of the principal amount of the Notes outstanding which are represented at the meeting;

requesting the Trustee to take some action or proceeding which this Note Indenture authorizes to be taken by a Noteholders' Request or resolution, provided that, in either (i) or (ii) where the approval of the Trust is required, the taking of such action or proceeding has been approved as required by the Trust Indenture;

(gg) **"Notes"** means the 12% unsecured, subordinated, promissory notes maturing on the Maturity Date, issued or to be issued hereunder and entitled to the benefits hereof;

(hh) **"Outstanding"** has the meaning ascribed thereto in Section 1.2;

(ii) **"Person"** means an individual, firm, trust, trustee, syndicate, company, partnership, association, government or governmental agency;

(jj) **"Register"** has the meaning ascribed thereto in Section 2.6;

(kk) **"Security Documents"** shall mean and include any and all collateral or security documents securing the Corporation's indebtedness, obligations and liabilities for or in respect of Senior Debt;

(ll) **"Senior Debt"** means (a) all indebtedness, obligations and liabilities of the Corporation in respect of Borrowed Money excluding (i) the indebtedness, obligations or liability created under or evidenced by the Notes or this Note Indenture; and (ii) any indebtedness that by its terms or by the terms of the instrument evidencing or creating it ranks or in respect of which the holders thereof have agreed that it shall rank pari passu with or subordinate to the Notes; and (b) from and after the commencement of, and during the continuance of, any Creditor Proceedings, all indebtedness, obligations and liabilities of the Corporation other than indebtedness obligations and liabilities to the Holders of Notes; for certainty, Senior Debt shall at all times include all indebtedness, obligations and liabilities of the Corporation in respect of Bank Borrowings, including all indebtedness, obligations and liabilities of the Corporation under the Senior Debt Documents;

(mm) **"Senior Debt Default"** shall mean and include any event of default under any Senior Debt and any event or circumstance which, with the passage of time or the giving of notice, or both, would constitute an event of default under Senior Debt;

(nn) **"Senior Debt Documents"** means and includes all documents, instruments and agreements, including all Security Documents, evidencing, creating, authorizing, guaranteeing or securing Senior Debt outstanding under or pursuant to the Bank Borrowings;

(oo) **"Subordination Agreement"** has the meaning attributed to it in Section 3.7(a);

(pp) **"Subsidiary"** or **"Subsidiary Company"** means any company or partnership of which more than Fifty percent (50%) of the outstanding Voting Shares or (in the case of a partnership) capital or income interests are beneficially owned, directly or indirectly, by or for the Corporation or one or more Subsidiaries or the Corporation and one or more Subsidiaries; provided that the ownership of such shares or partnership interests confers the right to elect at least a majority of the board of directors of such company or partnership, or Persons managing the business and affairs of such company or partnership, and includes any company or partnership in like relation to a Subsidiary;

(qq) **"successor company"** has the meaning attributed to it in Section 7.1;

(rr) **"Time of Expiry"** means 4:30 p.m. (Calgary time) on the Maturity Date;

(ss) **"Transfer"** means a transfer in the form and substance of the transfer attached to the Notes;

(tt) **"Trust"** means Acclaim Energy Trust, an unincorporated, open-ended, unit and mutual fund trust established under the laws of the Province of Alberta;

(uu) **"Trust Indenture"** means the amended and restated trust indenture dated as of April 20, 2001 pursuant to which the Trust is governed;

(vv) **"Trust Units"** means a unit of the Trust, each such unit representing an equal undivided beneficial interest therein;

(ww) **"Trustee"** means Computershare Trust Company of Canada or its successor or successors for the time being in the trusts created hereunder; and

(xx) **"Voting Shares"** means shares of the capital stock of any class of any company carrying voting rights under all circumstances, provided that, for the purposes of such definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares, whether or not such event shall have occurred, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of any such event.

1.2 Meaning of "Outstanding"

(a) Every Note certified and delivered by the Trustee hereunder shall be deemed to be outstanding until:

(i) it shall be cancelled; or

(ii) it shall be delivered to the Trustee for cancellation; or

(iii) monies or securities (including equity shares), as the case may be for the payment of Notes shall have been set aside by the Corporation and held by the Trustee for that purpose in accordance with the provisions of Section 6.1 of this Note Indenture.

(b) Notes which have been partially redeemed or purchased by the Corporation shall be deemed to be outstanding only to the extent of the unredeemed or unpurchased part of the principal amount thereof.

(c) When a new Note has been issued in substitution for a Note pursuant to Section 2.8, only one of such Notes shall be counted for the purpose of determining the aggregate principal amount of Notes outstanding.

(d) For the purposes of any provision of this Note Indenture entitling Holders of outstanding Notes to vote, sign consents, requisitions or other instruments or to take any other action under this Note Indenture, Notes owned directly or indirectly, legally or equitably, by the Corporation or any Subsidiary shall be disregarded except that:

(i) for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition, instrument or other action only the Notes which the Trustee, after reasonable inquiry, knows are so owned shall be so disregarded; and

(ii) Notes so owned which have been pledged in good faith other than to the Corporation or a Subsidiary shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Notes in its discretion free from the control of the Corporation or any Subsidiary.

1.3 Headings

The division of this Note Indenture into Articles and Sections and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Note Indenture or the Notes. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles or Sections are to Articles or Sections of this Note Indenture.

1.4 Gender and Number

In this Note Indenture and in the Notes, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa.

1.5 Currency

All payments contemplated herein and in the Notes shall be paid in Canadian funds, in cash, by bankers' draft or by cheque and all references herein and in the Notes to dollar amounts are references to dollars in the lawful currency of Canada.

1.6 Governing Law

This Note Indenture and the Notes shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

1.7 Day Not a Business Day

In the event that any day on or before which any action is required to be taken thereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.8 Accounting Principles

Wherever in this Agreement reference is made to "generally accepted accounting principles", such reference shall be deemed to be to the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided or contemplated herein to be applicable on an unconsolidated basis) as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense or amount of equity is required to be determined, or any consolidation or other accounting computation is

required to be made for the purpose of this Note Indenture, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

1.9 Per Annum Calculations

Unless otherwise stated, whenever in this Note Indenture reference is made to a rate "per annum" or a similar expression is used, such rate shall be calculated on the basis of calendar year of three hundred and sixty-five (365) days or three hundred and sixty-six (366) days, as the case may be.

1.10 Interest Calculation

Interest payable in respect of any Interest Period shall be deemed to have accrued from day to day for the number of days comprising the Interest Period.

ARTICLE 2
THE NOTES

2.1 Terms of Notes

(a) The aggregate principal amount of Notes authorized to be issued under this Note Indenture shall be limited to Two Hundred and Forty Six Million Three Hundred and Eighty Five Thousand Two Hundred and Sixty Nine Dollars and Fifty Three Cents ($246,385,269.53) in lawful money of Canada.

(b) The Notes shall be designated the **"12% Unsecured, Subordinated Promissory Notes"** of the Corporation; shall be dated as of their respective Issue Dates; shall mature at the Time of Expiry; shall rank equally in right of payment without discrimination or preference in the case of any Creditor Proceedings; and shall bear interest from and including their respective Issue Dates at the Interest Rate, payable after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate, on each Interest Payment Date for the applicable Interest Period. The record date for determining the Holders to receive payments of interest on any Interest Payment Date shall be the last day of the month in which such Interest Payment Date occurs (unless such day is not a Business Day, in which case the record date shall be the next following Business Day except that, if such Business Day is in the next succeeding calendar year, then such record date shall be the immediately preceding Business Day).

(c) As interest becomes due on the Notes, the Corporation shall cause to be sent by prepaid ordinary mail a cheque or by other transfer of funds by such means as may be considered appropriate by the Trustee for such interest (less any tax required by law to be withheld therefrom) payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the Register, unless the Holder otherwise directs. In the case of joint Holders, the cheque or other such transfer of funds, as the case may be, shall be payable or issued to the order of all such joint Holders and addressed to them at the last address or account, as the case may be, appearing on the Register, unless such joint Holders otherwise direct. If more than one address or account appears on the Register in respect of such joint Holders, the cheque or other such transfer of funds, as the case may be, shall be mailed or delivered, as the case may be, to the first address or account so appearing. In the event of non-receipt of any cheque or funds for interest by the

Holder, the Corporation will cause to be issued to the Holder a replacement cheque or replacement transfer of funds for like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

2.2 Form and Signatures of Notes

(a) The Notes shall be issued only as fully registered Notes in the minimum denomination of One Hundred ($100) Dollars and for amounts above such minimum only in integral multiples of One ($1.00) Dollar. The Notes (including the Certificate of the Trustee endorsed thereon) shall be, substantially in the form set forth in Schedule "A" hereto. The Notes shall bear such distinguishing letters and numbers as the Trustee may approve and may include a translation into the French language.

(b) The Notes shall be under the seal of the Corporation (or a reproduction thereof which shall be deemed to be the seal of the Corporation) and shall be signed (either manually or by facsimile signature) by the Chairman of the Board or the President. A facsimile signature upon any of the Notes shall for all purposes of this Note Indenture be deemed to be the signature of the person whose signature it purports to be and to have been signed at the time such facsimile signature is reproduced; provided, however, that the certification of the Trustee shall not be by facsimile signature. Notwithstanding that any person whose signature, either manual or in facsimile, may appear on the Notes is no longer, at the date of this Note Indenture or at the date of the Notes or at the date of the certification and delivery thereof, the holder of the office indicated, any such Note shall be valid and binding upon the Corporation and entitled to the benefits of this Note Indenture.

2.3 Issue of Notes

Notes in an aggregate principal amount of Two Hundred and Forty Six Million Three Hundred and Eighty Five Thousand Two Hundred and Sixty Nine Dollars and Fifty Three Cents ($246,385,269.53) may be executed by the Corporation from time to time and, forthwith after such execution, shall be delivered to the Trustee and shall be certified by the Trustee and delivered to or to the order of the Corporation pursuant to a written direction of the Corporation. It is acknowledged that the first Note to be issued hereunder (the **"Initial Note"**) shall be issued to and in the name of the Trust in accordance with the Arrangement.

2.4 Certification

(a) No Note shall be issued or, if issued, shall be obligatory or shall entitle the Holder to the benefits of this Note Indenture, until it has been certified by or on behalf of the Trustee substantially in the form set out in Schedule "A" hereto (or in some other form approved by the Trustee). Such certification on any Note shall be conclusive evidence that such Note is duly issued, is a valid obligation of the Corporation and the Holder is entitled to the benefits hereof.

(b) The Certificate of the Trustee signed on the Notes shall not be construed as a representation or warranty by the Trustee as to the validity of this Note Indenture or of the Notes or as to the issuance of the Notes and the Trustee shall in no respect be liable or answerable for the use made of the Notes or any of them or the proceeds thereof. The Certificate of the Trustee signed on the

Notes shall, however, be a representation and warranty by the Trustee that the Notes have been duly certified by or on behalf of the Trustee pursuant to the provisions of this Note Indenture.

2.5 Notes to Rank *Pari Passu*

The Notes may be issued in such amounts, to such persons and on such terms not inconsistent with the provisions of this Note Indenture as the Corporation by written direction directs, pursuant to Section 2.3, at par. Each Note as soon as issued or negotiated, subject to the terms hereof, shall rank *pari passu* and shall be equally and proportionately entitled to the benefits hereof, without discrimination, preference or priority whatever, as if all of the Notes had been issued and negotiated simultaneously.

2.6 Registration of Notes

(a) The Corporation shall, at all times while any Notes are outstanding, cause to be kept by the Trustee or other registrars at the principal office of the Trustee in the City of Calgary and in such other place or places and by the Trustee or such other registrars, if any, as the Corporation with the approval of the Trustee may designate, registers (**"Register(s)"**) in which shall be entered the names and addresses of the Holders and particulars of the Notes held by them respectively and of all transfers of Notes. No transfer of a Note shall be valid unless made by the Holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, upon compliance with such requirements as the Trustee may prescribe, and unless such transfer shall have been duly entered on one of the appropriate Registers or noted on such Note by the Trustee or other registrar.

(b) The Registers hereinbefore referred to shall at all reasonable times be open for inspection by the Corporation, the Trustee or any Holder. Every registrar (including the Trustee) shall from time to time when requested to do so by the Corporation or the Trustee furnish the Corporation or Trustee with a list of the names and addresses of Holders entered on the Register or Registers kept by such registrar and showing the principal amount and Certificate numbers of the Notes held by each such Holder.

(c) The Holder of a Note may at any time and from time to time have such Note transferred at any of the places at which a Register is kept pursuant to the provisions of this Section, in accordance with such reasonable regulations as the Trustee and/or other registrar may prescribe and subject to payment of the costs referred to in Section 2.9(b) hereof.

(d) Neither the Trustee nor any other registrar or the Corporation shall be charged with notice of or be bound to see to the execution of any trust, whether expressed, implied or constructive, with respect to any Note, and the Trustee or any other registrar or the Corporation may transfer any Note on the direction of the Holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

(e) Except in the case of the Register required to be kept at the Trustee's principal office in the City of Calgary, the Corporation, with the approval of the Trustee, may at any time close any Register upon which the registration of any Note appears and transfer the records thereof to another existing Register or to a new Register and thereafter such Notes shall be deemed to be registered

on such existing or new Register, as the case may be. Notice of such transfer shall be given to the Holders of such Notes prior to such transfer.

2.7 Persons Entitled to Payment

(a) The Holder for the time being of any Note shall be entitled to the principal monies, and interest evidenced by such Note, free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate Holder thereof and all persons may act accordingly and a transferee of a Note shall, after an appropriate form of Transfer is lodged with the Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Note Indenture or by any conditions contained in such Note or by law, be entitled to be entered on any of the appropriate Registers as the owner of such Note free from all equities or rights of set-off or counterclaim between the Corporation and his transferor or any previous Holder thereof, save with respect to equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

(b) Delivery to the Trustee by a Holder of a Note or the receipt of such Holder for the principal monies and interest evidenced by such Note shall be a good discharge to the Corporation, which shall not be bound to enquire into the title of such Holder, save as ordered by a court of competent jurisdiction or as required by statute. Neither the Corporation, the Trustee nor any registrar shall be bound to see to the execution of any trust affecting the ownership of any Note nor be affected by notice of any equity that may be subsisting with respect thereto.

(c) In the case of the death of one or more joint Holders, the principal monies of, and interest on any Notes may be paid or delivered to the survivor or survivors of such Holders whose receipt thereof shall constitute a valid discharge to the Trustee, any registrar, the Corporation and any paying agent.

2.8 Mutilation, Loss, Theft or Destruction

In case any of the Notes issued hereunder shall be mutilated, lost, stolen or destroyed, the Corporation, upon being furnished with the mutilated Note or evidence of such event (as applicable) and indemnity as hereinafter provided, shall issue, and thereupon the Trustee shall certify, a new Note upon surrender and cancellation of the mutilated Note, or in the case of a lost, stolen or destroyed Note, in lieu of and in substitution for the same, and the substituted Note shall be in a form approved by the Trustee and shall be entitled to the benefits of this Note Indenture equally with all other Notes issued or to be issued thereunder without preference or priority one over another. In case of loss, theft or destruction the applicant for a substituted Note shall furnish to the Corporation and the Trustee such evidence of such loss, theft or destruction as shall be satisfactory to them in their discretion and shall also furnish indemnity and security satisfactory to them in their discretion. The applicant shall pay all expenses incidental to the issuance of any substituted Note.

2.9 Exchanges of Notes

(a) Notes of any denomination may be exchanged for Notes of any other authorized denomination or denominations, any such exchange to be for Notes of an equivalent aggregate principal amount. Any exchange of Notes may be made at the offices of the Trustee or at the offices of any registrar where Registers are maintained for the Notes pursuant to the provisions of Section 2.6. Any

Notes tendered for exchange shall be surrendered to the Trustee or appropriate registrar and shall be cancelled.

(b) Except as herein otherwise provided, upon any exchange of Notes of any denomination for other Notes and upon any transfer of Notes, the Trustee or other registrar may make a sufficient charge to reimburse it for any stamp or security transfer taxes or other governmental charge required to be paid and, in addition, a reasonable charge for its services and payment of the said charge shall be made by the party requesting such exchange or transfer as a condition precedent thereto.

2.10 Transfer

The Notes may be resold, distributed or transferred by the Holder at any time prior to the Maturity Date subject always to the provisions contained in the Notes and any applicable laws and required regulatory approvals, including, without limitation, applicable securities laws which restrict the sale and distribution of the Notes.

2.11 Option of Holder as to Place of Payment

Except as herein otherwise provided, all sums which may at any time become payable, whether at maturity or on a declaration or otherwise, on account of any Note or any interest shall be payable at the option of the Holder at any of the places at which the principal of and interest on such Note are payable.

2.12 Trustee Not Bound to Make Enquiries

The Trustee, prior to the certification and delivery of any Notes, under any of the provisions of this Article 2, shall not be bound to make any enquiry or investigation as to the correctness of the matters set out in any of the resolutions, opinions, certificates or other documents required by the provisions of this Note Indenture, but shall be entitled to accept and act upon the said resolutions, opinions, certificates and other documents. The Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable.

2.13 Extension

On or about September 30, 2022, the board of directors of the Corporation shall review the Corporation's business and the Corporation's business prospects. If this review, in the opinion of the board of directors of the Corporation, indicates that it is likely that the indebtedness of the Corporation evidenced by all but not less than all the Notes could be refinanced upon the Maturity Date on the same terms and conditions as herein contained, other than the interest rate to be applicable, for the period from January 1, 2023 to December 1, 2032 (the **"Extension Term"**), then provided such extension is requested by the Corporation and, if there are then any Non-Trust Holders, such extension and the interest rate to be applicable for the Extension Term (the **"Renewal Rate"**) are approved by a resolution of the Holders on or before September 30, 2022, the Maturity Date shall be extended to December 31, 2032 and the interest rate applicable to the Notes for the Extension Term shall be adjusted to the Renewal Rate, failing which the Maturity Date shall not be so extended. If the Maturity Date is to be so extended, the Trustee and the Corporation shall make arrangements to exchange Notes which are outstanding for Notes bearing the new Maturity Date and the interest rate applicable.

2.14 Redemption

From time to time and in any event not less frequently than each second anniversary of the date hereof, the board of directors of the Corporation shall review the Corporation's business and business prospects. If this review, in the opinion of the board of directors of the Corporation, indicates that it is unlikely that the indebtedness of the Corporation evidenced by the Notes could be refinanced upon maturity of the Notes, then the Corporation may, provided there are then any Non-Trust Holders, such prepayment is approved by a resolution of the Holders, commence principal repayments on the Notes such that, in the opinion of the board of directors of the Corporation, the Notes will be fully repaid on or before the Maturity Date. In the events described in the preceding sentence, the Corporation's available cash shall be utilized to the extent required to fund such repayments in lieu of dividends, redemptions, reduction of capital or other distributions on or in respect of the Common Shares or any other shares of the Corporation. Accrued and unpaid interest shall be paid on any Notes concurrently with any principal repayments pursuant to this Section 2.14. In the event that the Corporation is to commence principal repayments on the Notes pursuant to this Section 2.14 and there is more than one holder thereof, the Notes shall be redeemed as near as may be pro rata as between the Holders and without discrimination or preference, based upon the aggregate principal amount of Notes held by them (rounded, if necessary, to the nearest One ($1.00) Dollar).

2.15 Prepayment

From time to time if the Corporation is prohibited by applicable law from declaring or paying a dividend or making a payment in respect of a redemption, reduction of capital attributable to or other distribution on or in respect of its Common Shares or other shares, but has available cash the distribution of which is considered advisable by the board of directors, the Corporation may, to the extent of such available cash, prepay all or any portion of the Notes and in that case the Corporation shall pay any accrued and unpaid interest on the Notes to be prepaid to the date of prepayment. In the event that the Corporation is to commence principal repayments on the Notes pursuant to this Section 2.15 and there is more than one Holder thereof, the Notes shall be prepaid as near as may be pro rata as between the Holders without discrimination or preference, based upon the aggregate principal amount of Notes held by them (rounded, if necessary, to the nearest One ($1.00) Dollar).

2.16 No Other Prepayment, Repurchase or Redemption

Except as provided in this Article 2, or upon the occurrence of an Event of Default, the Notes will not be purchased by the Corporation, repaid or redeemable at the option of the Corporation or by the Holders thereof prior to the Maturity Date.

ARTICLE 3
SUBORDINATION OF NOTES

3.1 Subordination

The Corporation covenants and agrees, and each Holder of a Note, by such Holder's acceptance thereof, likewise covenants and agrees, that the payment of the principal of, any interest on, and all other indebtedness, obligations and liabilities evidenced by each and all of the Notes and all other obligations of the Corporation hereunder (other than ordinary and regularly scheduled fees and out-of-pocket expenses of the Trustee) shall be and is hereby expressly subordinated, to the extent and in the manner hereinafter

set forth, in right of payment to the prior indefeasible payment in full and in cash of all Senior Debt now outstanding or hereafter incurred and whether or not such subordination is specifically evidenced by a subordination agreement entered into by the Trustee on behalf of the Holders; provided that the Corporation shall not be precluded hereby from paying regularly scheduled interest on the Notes or, on the Maturity Date or any Early Redemption Date, the principal amount thereof as long as at the relevant Interest Payment Date or the Maturity Date or any Early Redemption Date (as applicable) and immediately after the making of such payment no Senior Debt Default has occurred and is continuing. In the event that, notwithstanding the foregoing, and provided the Trustee has received actual notice thereof, including pursuant to Section 3.8 any payment or distribution of assets of the Corporation of any kind or character, whether in cash, property or securities, is received by the Trustee or the Holders of Notes during the continuance of a Senior Debt Default and before all Senior Debt is indefeasibly paid in full and in cash, such payment or distribution will be held in trust for the benefit of and will be paid over to the holders of such Senior Debt or their agent or other representative or to the trustee under any indenture under which any instruments evidencing any of such Senior Debt may have been issued, as their respective interests may appear, for application to the payment of all Senior Debt remaining unpaid until (taking into account any concurrent payment or distribution to the holders of such Senior Debt) all such Senior Debt has been paid indefeasibly in full and in cash. The provisions of this Article 3 are intended to be enforceable directly by each Person from time to time entitled to enforce any Senior Debt. The Corporation hereby declares itself to hold the benefits of this Article 3 in trust for each Person entitled to enforce any Senior Debt from time to time and will do and execute all such documents and things as may be necessary to enable any such Person to enforce the provisions of this Article 3.

3.2 Definition

For purposes of this Article 3:

(a) the words **"cash, property or securities"** will be deemed to include shares of the Corporation as reorganized or readjusted, or securities of the Corporation or any other corporation provided for by a plan of reorganization, arrangement or readjustment or indebtedness; and

(b) any reference to the **"indefeasible payment in full and in cash"** (or words to like effect) of Senior Debt means receipt by the holders of Senior Debt of indefeasible payment in cash of the full amount of such Senior Debt and all obligations of the Corporation in respect thereof; provided that if the holders of Senior Debt are entitled to and do receive any property or securities by virtue of the provisions hereof then, to the extent that they are able to dispose of such property or securities in a reasonable period after receipt (if the same are readily marketable) and do so in their discretion, the net proceeds of such disposition shall be considered (as between the holders of such Senior Debt and the Holders) to have been paid by the Holders hereunder to such holders of Senior Debt and to reduce the amount of such Senior Debt.

3.3 Distribution on Creditor Proceedings

(a) In the event of any Creditor Proceedings:

(i) the holders of all Senior Debt will be entitled to receive payment in full of the principal thereof, premium (if any), interest due thereon and all other indebtedness, obligations and liabilities relating thereto or comprising Senior Debt before the Holders of Notes will be entitled to receive any payment upon or in respect of the Notes or distribution of any

kind or character, whether in cash, property or securities, that may be payable or deliverable in any such event in respect of any of the Notes;

(ii) any payment or distribution of assets of the Corporation of any kind or character, whether in cash, property or securities, to which the Holders of Notes or the Trustee would be entitled, except for the provisions of this Article, will be paid by the liquidating trustee or agent or other person making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, directly to the holders of Senior Debt or their agent or other representative or to the trustee under any indenture under which any instruments evidencing any of such Senior Debt may have been issued, as their respective interests may appear, to the extent necessary to indefeasibly pay in full and in cash all Senior Debt remaining unpaid after giving effect to any concurrent payment or distribution to the holders of such Senior Debt; and

(iii) in the event that, notwithstanding the foregoing, any payment or distribution of assets of the Corporation of any kind or character, whether in cash, property or securities is received by the Trustee or the Holders of Notes during the continuance of a Senior Debt Default and before all Senior Debt is indefeasibly paid in full and in cash, such payment or distribution will be held in trust for the benefit of and will be paid over to the holders of such Senior Debt or their agent or other representative or to the trustee under any indenture under which any instruments evidencing any of such Senior Debt may have been issued, as their respective interests may appear, for application to the payment of all Senior Debt remaining unpaid until (taking into account any concurrent payment or distribution to the holders of such Senior Debt) all such Senior Debt has been indefeasibly paid in full and in cash after giving effect to any concurrent payment or distribution to the holders of such Senior Debt.

(b) Upon any distribution of assets of the Corporation referred to in this Article 3, the Trustee and the Holders of Notes will be entitled to rely upon a Certificate of the liquidating trustee or agent or other person making any distribution to the Trustee or to the Holders of the Notes for the purpose of ascertaining the persons entitled to participate in such distribution, the holders of Senior Debt and other indebtedness, obligations and liabilities of the Corporation, the amount thereof or payable thereon, the amount paid or distributed thereon and all other facts pertinent thereto or to this Article.

3.4 No Payment to Noteholders In Certain Events

(a) Upon the maturity of any Senior Debt for any reason, including by lapse of time, acceleration or otherwise, all principal of, premium (if any) and interest on, and all other indebtedness, obligations and liabilities in respect of all such matured Senior Debt will first be indefeasibly paid in full and in cash before any payment on account of the Notes (whether principal, interest or otherwise) is made.

(b) Upon the happening of a Senior Debt Default, then, unless and until such Senior Debt Default has been cured or waived or has ceased to exist, no payment (by purchase of Notes or otherwise) will be made by the Corporation with respect to the principal of, any interest on or other amount owing under the Notes unless the Senior Debt Default has been cured or waived as evidenced by a certificate of the holder of the applicable Senior Debt or an agent or trustee thereof or the Senior

Debt has been indefeasibly paid in full and in cash. In the event that, notwithstanding the foregoing, the Corporation makes any payment with respect to the Notes, then, unless and until such Senior Debt Default has been cured or waived or has ceased to exist as evidenced by a certificate of the holder of the applicable Senior Debt or an agent or trustee thereof, such payments will be held in trust for the benefit of, and, if and when such Senior Debt becomes due and payable, will be paid over to, the holders of the Senior Debt or their agent or other representative or to the trustee under any indenture under which any instruments evidencing any of the Senior Debt may have been issued, as their respective interests may appear, for application to the payment of all Senior Debt remaining unpaid until all such Senior Debt has been indefeasibly paid in full and in cash, after giving effect to any concurrent payment or distribution to the holders of such Senior Debt.

(c) The fact that any payment hereunder is prohibited by this Section will not prevent the failure to make such payment from being an Event of Default or Default hereunder.

(d) If, pursuant to this Note Indenture, the Trustee shall declare the principal and interest of all Notes at any time outstanding to be due and payable because of the occurrence of an Event of Default (under circumstances when the provisions of the foregoing clauses (a) and (b) shall not be applicable) the Holders of the Notes shall be entitled to payment only after there shall first have been indefeasibly paid in full and in cash the Senior Debt outstanding at the time such Notes become due and payable because of such Event of Default.

(e) The Corporation shall not, so long as any Senior Debt is outstanding, pay, prepay, redeem, purchase or provide any cash, property or securities for any payment of or in respect of any of the Notes or any interest therein except, so long as no Senior Debt Default has occurred and is continuing, for regularly scheduled payments of interest on the Notes.

3.5 Payment of Notes Permitted

If the Trustee:

(a) receives a Certificate of the Corporation certifying that the Corporation is entitled to make a payment with respect to the Notes pursuant to the provisions hereof; and

(b) has not received written notice from or on behalf of any holder of any Senior Debt, notifying the Trustee of the happening of a Senior Debt Default or of the existence of any other facts that would result in the making of any payment with respect to Notes in contravention of the provisions of this Article 3 or, if it has received such written notice, it has subsequently received a certificate of such holder of Senior Debt confirming that such Senior Debt Default has been cured or waived or such facts no longer exist,

then the Trustee will be entitled to assume that such payment may be made, that no such Senior Debt Default has occurred and that no such facts exist and the Trustee may apply any money that may be received by the Trustee at such time pursuant to any provisions of this Note Indenture to the purposes for which the same were so received. Notwithstanding the foregoing, any such payment is subject to disgorgement if made contrary to this Article 3.

3.6 Subordination not to be Impaired

(a) The provisions of this Article 3, including without limitation the subordination provided in this Article 3, shall apply in all events and circumstances and notwithstanding any Creditor Proceedings.

(b) No right of any present or future holder of any Senior Debt of the Corporation to enforce the subordination as herein provided will at any time in any way be prejudiced or impaired by any act or failure to act in good faith, by any such holder, or by any noncompliance by the Corporation with the terms, provisions and covenants of this Note Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

3.7 Authorization of Noteholders to Trustee to Effect Subordination

(a) Each Holder of Notes by such Holder's acceptance thereof authorizes and directs the Trustee on such Holder's behalf to take such action as may be necessary or appropriate to enter into contractual subordination agreements (**"Subordination Agreements"**) with one or more holders of Senior Debt or a trustee or agent for it or them which may include terms in implementation of and/or in addition to the provisions of this Article 3, the grant of a power of attorney to a holder of Senior Debt to be exercised in any Creditor Proceedings to enforce the terms thereof, or provisions to bind any transfer of the Notes to the terms thereof.

(b) Without limiting or restricting the provisions of Section 3.7(a), each Holder, by such Holder's acceptance of a Note or Notes (i) specifically authorizes and directs the Trustee to, and specifically acknowledges, understands and agrees that the Trustee may, execute and deliver Subordination Agreements between the Trustee and the Banks; and (ii) acknowledges and agrees to be bound by the provisions of the Subordination Agreements notwithstanding the terms thereof are different from, and in addition to, those herein, subject always to the limitation that no provision of any such Subordination Agreement and no security interest therefor or judgment in respect thereof may be exercised or enforced against any property of the Holder other than any cash, property or securities distributed or paid to such Holder contrary to the provisions hereof.

3.8 Notice of Default under Senior Debt

The Corporation shall give the Trustee prompt written notice of the happening of any Senior Debt Default, and of any cure, waiver or withdrawal thereof, of which notice has been given to the Corporation.

3.9 Inapplicability in Certain Circumstances

The provisions of this Article 3 shall not be applicable to any cash, properties or securities received by the Trustee or the Holder of any Note as a holder of Senior Debt or a trustee or agent for any such Holder.

3.10 Actual Notice Required

Notwithstanding the provisions of this Article 3 or any other provisions of this Note Indenture, the Trustee shall not be charged with knowledge of the existence of any facts which would prohibit the making of any payment of moneys to the Trustee, or the application of such moneys by the Trustee in

accordance with the terms hereof, unless and until the Trustee shall have received written notice thereof or has actual knowledge thereof.

3.11 No Impairment Between Corporation and Holders

Nothing herein shall impair, as between the Corporation and the Holder of any Note, the obligation of the Corporation, which is unconditional and absolute, to pay the Holder the principal, premium, if any, and interest thereon in accordance with its terms, nor shall anything therein or herein prevent the Trustee or the Holder of any Note from exercising all the remedies otherwise permitted by applicable law or hereunder upon the occurrence of any Event of Default hereunder, subject to the rights, if any, under this Article 3 of holders of Senior Debt to receive cash, property or securities otherwise payable or deliverable to the Trustee or the Holders of the Notes, and subject to the provisions of Section 3.12.

3.12 Procedural Matters - Classification

Notwithstanding anything to the contrary herein or by applicable law provided, in the event of any classification of creditors of the Corporation on the commencement of or during any Creditor Proceedings, the indebtedness, obligations and liabilities represented by the Notes shall not, whether for purposes of voting or other procedural matters or distribution, be classified with any Senior Debt. For these purposes, **"voting"** includes any manner of expressing assent or dissent, including voting at a meeting in person or by proxy, written resolution or consent instrument or otherwise.

ARTICLE 4
COVENANTS OF THE CORPORATION

4.1 Positive Covenants

The Corporation hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Holders that so long as any Notes remain outstanding it will:

(a) duly and punctually pay and cause to be paid to the Holders (either directly or through the Trustee or an agent of the Trustee) the principal and any interest accrued thereunder at the dates and places, in the currency and in the manner prescribed herein and for such purpose, where payment is made through the Trustee or an agent of the Trustee, put the Trustee in funds adequate to effect such payments no later than 10:00 a.m. (Calgary time) on the due date or three days prior thereto where the Trustee is required to mail a cheque;

(b) maintain its corporate existence and carry on and conduct its business in a proper, efficient and business-like manner and in accordance with good business practice and will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and rights;

(c) keep proper books of account in accordance with generally accepted accounting principles;

(d) furnish the Trustee with copies of, and will provide directly to each Holder of Notes requesting same, all interim financial statements and annual audited (consolidated, if applicable) financial statements, and the report, if any, of the Corporation's auditors thereon;

(e) notify the Trustee immediately upon becoming aware of any Default or Event of Default hereunder;

(f) give to the Trustee notice, including reasonable particulars, of any action, suit or proceeding, to the knowledge of the Corporation, pending against or affecting the Corporation before any court or before any governmental department, commission or agency or arbitrator in Canada or elsewhere, which could result in any material adverse change in the business, or the operations, prospects or assets or in the condition, financial or otherwise, of the Corporation; and

(g) do, observe and perform or cause to be done, observed or performed all of the material obligations of the Corporation under all material agreements, leases, contracts and indentures and all material matters necessary to be done, observed or performed whether under any law or regulation of Canada, any province thereof, or any foreign country, or any municipality therein, or otherwise, in each case where non-compliance might give rise to a material adverse effect on the business or financial condition of the Corporation.

4.2 Trustee May Perform Covenants

If the Corporation fails to perform any covenant on its part herein contained, the Trustee may in its discretion, but (subject to Section 5.9) need not, notify the Holders of such failure or itself may but need not perform any of said covenants capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may but need not make such payment or expenditure with its own funds, or with money borrowed by or advanced to it for such purposes, but shall be under no obligation to do so and all sums so expended or advanced shall be repayable by the Corporation in the manner provided in Section 4.3, but no such performance or payment by the Trustee shall be deemed to relieve the Corporation from default hereunder.

4.3 To Pay Trustee's Remuneration

The Corporation will, from time to time, pay the Trustee's reasonable remuneration for its services hereunder together with all costs incurred by the Trustee pursuant to Section 10.7 and will repay to the Trustee on demand all monies which shall have been paid by the Trustee in and about the execution of the trusts hereby created including, without limitation, legal fees and expenses on a solicitor and his own client basis and all costs incurred by the Trustee in complying with any laws applicable to it as a result of its duties as Trustee hereunder, with interest at a rate to be agreed upon between the Trustee and the Corporation, from thirty (30) days after the date of receipt of the invoice from the Trustee to the Corporation with respect to such expenditure until repayment, and such monies and the interest thereon, including the Trustee's remuneration, shall be payable out of any funds coming into the possession of the Trustee in priority to any payment in respect of any of the Notes or interest thereon. The said remuneration shall continue to be payable until the trusts hereof shall be finally wound up and whether or not the trusts of this Note Indenture shall be in the course of administration by or under the direction of the court.

4.4 Negative Covenant

The Corporation shall not, nor shall it permit any of its Subsidiaries to sell or dispose of all or substantially all of its assets, except as permitted by and in compliance with Section 7.1 or subsection 8.11(c).

ARTICLE 5
DEFAULT

5.1 Events of Default

It shall be an Event of Default if:

(a) the Corporation makes default in repayment of the principal amount of the Notes or of any Note due and payable at maturity, upon acceleration or otherwise;

(b) the Corporation makes default in payment of any accrued and unpaid interest due on the Notes on an Interest Payment Date and the Corporation has failed to pay all such accrued interest (and interest thereon as set out in subsection 2.1(b)) in full within twelve (12) months of such Interest Payment Date;

(c) the Corporation makes default and demand for payment has been made under the provisions of any instrument, indenture or document evidencing Senior Debt having a principal amount outstanding in excess of One Million ($1,000,000) Dollars and fails to remedy the same within the curative period provided for therein or discharge the same or unless such default is waived and any acceleration is rescinded before the acceleration of the Notes;

(d) a decree or order of a court having jurisdiction is entered adjudging the Corporation a bankrupt or insolvent under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of the property of, the Corporation, or appointing a receiver of, or of any substantial part of the property of, the Corporation or ordering the winding-up or liquidation of its affairs, and any such decree or order continues un-stayed and in effect for a period of thirty (30) days;

(e) a resolution is passed for the winding-up or liquidation of the Corporation or if the Corporation institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of or of any substantial part of the property of the Corporation or makes a general assignment for the benefit of creditors;

(f) the Corporation shall neglect to observe or perform any other covenant or condition herein contained on its part to be observed or performed and, after notice in writing has been given by the Trustee to the Corporation specifying such default and requiring the Corporation to put an end to the same (which said notice may be given by the Trustee, in its discretion, and shall be given by the Trustee upon receipt of a Noteholders' Request) the Corporation shall fail to make good such default within a period of thirty (30) days, unless the Trustee (having regard to the subject matter of the default) shall have agreed to a longer period, and in such event, within the period agreed to by the Trustee;

(g) any proceedings concerning the Corporation are taken with respect to a compromise or arrangement under the *Companies' Creditors Arrangement Act* (or any act substituted therefor) or similar legislation of any other jurisdiction; or

(h) any encumbrancer takes possession of all or substantially all of the property of the Corporation or if a distress or execution or any similar process is enforced against such property and remains unsatisfied for so long as would permit any part of such property to be sold thereunder, or if a custodian or sequestrator or a receiver or receiver and manager or any other officer with similar powers is appointed for the Corporation or for all or substantially all of the Corporation's property.

5.2 Special Waiver by the Trust

If, at any time when the Trust is the Holder of all outstanding Notes, the Corporation is unable or unwilling to pay interest or principal payment on all Notes as required by this Note Indenture, the Corporation may request the Trust to delay immediate payment of all or part of the interest or principal payable on the Notes held by the Trust. If the Trust agrees to a delay, interest, principal and interest on overdue interest and principal shall continue to accrue and shall be payable by the Corporation five days after demand by the Trust. Failure to pay on or before the fifth day shall constitute an Event of Default. The Trust shall have, in respect of any delayed interest, principal or overdue interest and all other sums owed under the Notes held by it, equal priority with all other holders of Notes in respect of all sums owed under those Notes but for clarity shall have no preference or priority for delayed interest, principal or overdue interest.

5.3 Acceleration of Maturity

Upon the occurrence of an Event of Default, the Trustee may in its discretion and shall upon receipt of a Noteholders' Request, by notice in writing to the Corporation, declare the principal of and interest on all Notes then outstanding and all other monies outstanding thereunder to be due and payable and the same shall forthwith become immediately due and payable to the Trustee provided, that, notwithstanding the foregoing, upon the occurrence of an Event of Default described in subsections 5.1(d), 5.1(e) or 5.1(g), the principal and interest on all Notes then outstanding shall forthwith become immediately due and payable to the Trustee, anything therein or herein to the contrary notwithstanding and the Corporation shall, subject (as between the Holders and the Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other) to the terms of Article 3 hereof, forthwith pay to the Trustee for the benefit of the Holders such principal, accrued and unpaid interest and all other monies outstanding thereunder, together with interest at the Interest Rate on such principal, interest and such other monies until payment is received by the Trustee. Such payment when made shall be deemed to have been made in discharge of the Corporation's obligations under the Notes and any monies so received by the Trustee shall be applied in the manner provided in Section 5.13.

5.4 Remedies

Whenever an Event of Default has occurred the Holder(s) may, by Noteholders' Request, cause the Trustee to proceed to enforce their rights by any action, suit, remedy or proceeding authorized or permitted by law or by equity and to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have their claim lodged in any winding-up or other proceedings relative to the Corporation, provided however, that (as between the Holders and the Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other) the Trustee's right to proceed may be limited by the provisions of any Subordination Agreement entered into by the Trustee pursuant to Article 3 hereof.

5.5 Remedies not Exclusive

No remedy for the enforcement of rights of the Holder(s) under this Article 5 shall be exclusive of or dependent on any other such remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

5.6 Costs

The Corporation shall be liable to the Trustee for all costs incurred by the Trustee in connection with the enforcement of rights under this Note Indenture together with interest thereon, at a rate agreed upon between the Trustee and the Corporation but not less than the Interest Rate, from thirty (30) days after the date of receipt of the invoice from the Trustee to the Corporation with respect to such costs until the date payment thereof is received by the Trustee.

5.7 Delay

No delay or omission of the Trustee or any Holder to exercise any remedy shall impair any such remedy or be construed to be a waiver of default hereunder or acquiescence herein.

5.8 No Recourse Against Other Parties

Neither the Trustee nor the Holder(s) shall have any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director or officer of the Corporation for the payment of the principal or interest under any or all of the Notes or on any covenant, agreement, representation or warranty of the Corporation contained herein or in the Notes.

5.9 Notice of Events of Default

If an Event of Default shall occur and be continuing, the Trustee shall, within five (5) days after it becomes aware of the occurrence of such Event of Default give notice of such Event of Default to the Holders in the manner provided in Section 9.1; provided that, notwithstanding the foregoing, unless the Trustee shall have been requested to do so by a Noteholders' Request, the Trustee shall not be required to give such notice if the Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Holders and shall have so advised the Corporation in writing.

5.10 Waiver of Default

Upon the happening of any Event of Default hereunder:

(a) the Holders shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by Noteholders' Request, to instruct the Trustee to waive any Event of Default and the Trustee shall thereupon waive the Event of Default upon such terms and conditions as shall be prescribed in such requisition; and

(b) the Trustee, so long as it has not become bound to declare the principal and interest on the Notes outstanding to be due and payable, or to obtain or enforce payment of the same, shall have the power to waive any Event of Default if, in the Trustee's reasonable opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such

declaration theretofore made by the Trustee in the exercise of its discretion, upon such terms and conditions as the Trustee may deem advisable;

provided that no act or omission either of the Trustee or of the Holders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

5.11 Enforcement by the Trustee

(a) Subject to the provisions of Section 5.9 and to the provisions of any Extraordinary Resolution that may be passed by the Holders, in the event the Corporation shall fail to pay to the Trustee, forthwith after the same shall become due and payable in accordance with Section 5.3, the principal and interest on all Notes outstanding, together with any other amounts due hereunder, the Trustee, may, in its discretion and shall upon receipt of a Noteholders' Request, and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, but subject (as between the Holders and the Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other), to Article 3, proceed in its name as Trustee hereunder to obtain or enforce payment of the principal and interest on all Notes then outstanding together with any other amounts due thereunder, by such proceedings authorized by this Note Indenture or by law or equity as the Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Trustee shall act without such request, then by such proceedings authorized by this Note Indenture or by suit at law or in equity as the Trustee shall deem expedient.

(b) The Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the Holders, or in any one or more of such capacities, but subject (as between the Holders and the Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other) to Article 3, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Trustee and of the Holders allowed in any Creditor Proceedings relative to the Corporation or its creditors or relative to or affecting its property. The Trustee is hereby irrevocably appointed (and the successive respective Holders by taking and holding Notes shall be conclusively deemed to have so appointed the Trustee), but subject (as between the Holders and the Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other) to Article 3, the true and lawful attorney-in-fact of the respective Holders with authority to make and file in the respective names of the Holders or on behalf of the Holders as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the Holders themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such acts and things for and on behalf of such Holders, as may be necessary or advisable in the opinion of the Trustee, in order to have the respective claims of the Trustee and of the Holders against the Corporation or its property allowed in any such proceeding, and to receive payment of or on account of such claims, provided, however, that (i) nothing contained in this Note Indenture shall be deemed to give to the Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of the Holder, and (ii) all such rights shall be subject to Article 3.

(c) The Trustee shall also have power at any time and from time to time, but subject (as between the Holders and the Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other) to Article 3, to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Holders.

(d) All rights of action hereunder may be enforced by the Trustee without the possession of any of the Notes or the production thereof on the trial or other proceedings relative thereto. Any such suit or proceeding instituted by the Trustee shall be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the ratable benefit of the Holders subject to the provisions of this Note Indenture. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Note Indenture, to which the Trustee shall be a party) the Trustee shall be held to represent all of the Holders, and it shall not be necessary to make any Holders party to any such proceeding.

5.12 No Suits by Holders

No Holder of any Note shall have any right to institute any action, suit or proceeding at law or in equity for the purposes of enforcing payment of the principal or interest on the Notes or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the *Bankruptcy and Insolvency Act* (Canada) or to have the Corporation wound up or to file or prove a claim in any Creditor Proceeding or for any other remedy hereunder, unless: (i) such Holder shall previously have given to the Trustee written notice of the happening of an Event of Default hereunder; (ii) the Holders by Noteholders' Request shall have made a request to the Trustee and the Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; (iii) the Holders or any of them shall have furnished to the Trustee, when so requested by the Trustee, sufficient funds or security therefor and an indemnity satisfactory to the Trustee to cover the costs, expenses and liabilities to be incurred therein or thereby; (iv) the Trustee shall have failed to act within a reasonable time of receipt of such notification, request and offer of indemnity; and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Trustee, to be conditions precedent to any such proceedings, and (v) the bringing of any such action, suit or proceeding would not be contrary to Article 3.

5.13 Application of Monies by Trustee

Except as herein otherwise expressly provided, but subject (as between the Holders and the Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other) to Article 3, any money received by the Trustee from the Corporation pursuant to the foregoing provisions of this Article 5, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Corporation or in any other manner, shall be applied, together with any other monies in the hands of the Trustee available for such purpose as follows:

(a) first, in payment or in reimbursement of the Trustee of its compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Trustee in or about the execution of its trusts under, or otherwise in lawful relation to, this Note Indenture, with interest thereon as herein provided;

(b) second, but subject as hereinafter in this Section 5.13 provided, in payment, ratably and proportionately to the Holders in the following priority namely: first, accrued and unpaid interest and interest on amounts in default; thereafter, principal; unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal and interest as may be directed by such resolution; and

(c) third, in payment of the surplus, if any, of such monies to the Corporation or its assigns;

provided, however, that no payment shall be made pursuant to subsection 5.13(b) above contrary to Article 3 or with respect to the principal or interest of any Note held, directly or indirectly, by or for the benefit of the Corporation or any Subsidiary (other than any Note pledged for value and in good faith to a person other than the Corporation or any Subsidiary but only to the extent of such person's interest therein) except subject to the prior payment in full of the principal and interest of all Notes which are not so held.

5.14 Distribution of Proceeds

Payments to Holders of Notes pursuant to subsection 5.13(b) shall be made as follows:

(a) at least fifteen (15) days' notice of every such payment shall be given in the manner provided in Section 9.1 specifying the time when and the place or places where the Notes are to be presented and the amount of the payment and the application thereof as between principal and interest;

(b) payment of any Note shall be made upon presentation thereof at any one of the places specified in such notice and any such Note thereby paid in full shall be surrendered, otherwise a memorandum of such payment shall be endorsed thereon; but the Trustee may in its discretion dispense with presentation and surrender or endorsement in any special case upon such indemnity being given to it as it shall deem sufficient;

(c) from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Note after giving credit for the amount of the payment specified in such notice unless the Note with respect to which such amount is owing is duly presented on or after the date so specified and payment of such amount is not made; and

(d) the Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Trustee may think necessary to provide for the payments mentioned in subsection 5.13(a), would be insufficient to make a distribution of at least five percent (5%) of the aggregate principal amount of the outstanding Notes, but it may retain the money so received by it and invest or deposit the same as provided in Section 10.9 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall not apply to a final payment or distribution hereunder.

5.15 Judgment Against the Corporation

The Corporation covenants and agrees with the Trustee that, in case of any judicial or other proceedings to enforce the rights of the Holders, judgment may be rendered against it in favour of the Holders or in favour of the Trustee, as trustee for the Holders, for any amount which may be proved to remain due with respect to the Notes and the interest thereon and any other monies owing hereunder.

ARTICLE 6
SATISFACTION, DISCHARGE AND REDEMPTION

6.1 Payment of Principal Amount

Subject to the provisions of Article 3, the principal amount and any interest due upon maturity of any Note outstanding shall be paid by the Corporation to the Trustee on the Maturity Date for payment to the Holder upon presentation and surrender of the Note by the Holder to the Trustee at the office of the Trustee in the City of Calgary. Upon payment of the principal amount together with any accrued and unpaid interest, the Note shall be cancelled by the Trustee.

6.2 Non-Presentation of Notes

In the event the Holder of any Note shall fail to surrender the same on the Maturity Date or give such receipt therefor, if any, as the Trustee may require, such monies shall be set aside by the Trustee in trust for such Holder, and no interest shall be payable to such Holder and such setting aside shall for all purposes be deemed a payment to the Holder of the sum so set aside, and to that extent such Notes shall thereafter not be considered as outstanding hereunder and the Holder shall have no right except to receive payment out of the monies so set aside upon surrender and delivery up of such Note.

6.3 Repayment of Unclaimed Monies

Any monies set aside under Section 6.2 and not claimed by and paid or delivered to Holders as provided in Section 6.2 within six (6) years after the date of such setting aside shall be repaid or returned to the Corporation by the Trustee on demand and thereupon the Trustee shall be released from all further liability with respect to such monies and thereafter the Holders with respect to which such monies were so repaid to the Corporation shall have no rights with respect thereto except to obtain payment or delivery of the monies due thereon from the Corporation up to such time as the right to proceed against the Corporation for recovery of such monies has become statute barred under the laws of the Province of Alberta.

6.4 Discharge

The Trustee shall at the request of the Corporation release and discharge this Note Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Corporation from its covenants herein contained (other than the provisions relating to the indemnification of the Trustee) upon proof being given to the reasonable satisfaction of the Trustee that the principal of and interest (including interest on amounts in default, if any) on all the Notes and all other monies or other consideration payable hereunder have been paid or satisfied or that, all the Notes having matured, payment of the principal of and interest (including interest on amounts in default, if any) on such

Notes and on all other monies or other consideration payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

ARTICLE 7
SUCCESSOR COMPANIES

7.1 Successor Companies

The Corporation shall not, except as sanctioned by subsection 8.11(c), enter into any transaction (whether by way of reconstruction, reorganization, consolidation, arrangement, amalgamation, merger, transfer, sale, lease or otherwise), other than the Arrangement, whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of such amalgamation or merger, of the continuing company resulting therefrom unless:

(a) such other person or continuing company is a company (herein called the **"successor company"**) incorporated under the laws of Canada or any province thereof;

(b) the successor company shall execute, prior to, contemporaneously with or forthwith after the consummation of such transaction, such instruments (if any) as are satisfactory to the Trustee and in the opinion of Counsel are necessary or advisable to evidence the assumption by the successor company of the liability for the due and punctual payment of all the Notes and interest thereon and all other monies payable hereunder and the covenant of the successor company to pay the same and its agreement to observe and perform all the covenants and obligations of the Corporation under this Note Indenture;

(c) such transaction shall, in the reasonable opinion of the board of directors of the Corporation, be upon such terms as substantially preserve and do not impair in any material respect the rights or powers of the Trustee or the Holders hereunder and upon terms as are in no way prejudicial to the interests of the Holders; and

(d) no condition or state of facts shall exist as to the Corporation or the successor company either after the consummation of any such transaction and after giving full effect thereto or immediately after the successor company complying with the provisions of subsection 7.1(b) above which constitutes or would constitute, after notice or lapse of time or both, an Event of Default.

7.2 Vesting of Powers In Successor Corporation

Whenever the conditions of Section 7.1 have been duly observed and performed, the successor company shall be bound by the covenants and obligations of the Corporation under this Note Indenture and shall possess and from time to time may exercise each and every right and power of the Corporation under this Note Indenture in the name of the Corporation or otherwise and any act or proceeding by any provision of this Note Indenture required to be done or performed by any Directors or officers of the Corporation may be done and performed with like force and effect by the director's or officers of such successor company.

7.3 Notice of Completion of Arrangement

Upon the completion of the Arrangement by the filing of the court order approving the Arrangement and the articles of arrangement with the Registrar of Corporations, the Corporation shall provide notice in writing thereof to the Trustee confirming the completion of the Arrangement.

ARTICLE 8
MEETINGS OF HOLDERS

8.1 Right to Convene Meeting

The Trustee or the Corporation may at any time and from time to time and the Trustee shall on receipt of a request of the Corporation or a Noteholders' Request and upon being indemnified to its reasonable satisfaction by the Corporation or by the Holders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Holders. In the event of the Trustee failing within ten (10) days after receipt of any such request and such indemnity to give notice convening a meeting, the Corporation or such Holders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Calgary, or at such other place as may be approved or determined by the Trustee.

8.2 Notice of Meetings

At least twenty-one (21) days' notice of any meeting shall be given to the Holders by the Corporation or the Trustee, as the case may be, in the manner provided in Section 9.1 and a copy thereof shall be sent by courier to the Trustee, unless the meeting has been called by it. Such notice shall state the time and place the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat. The accidental omission to give notice of a meeting to any Holder shall not invalidate any resolution passed at any such meeting.

8.3 Chairman

A person, who need not be a Holder, nominated in writing by the Trustee shall be chairman of the meeting and if no person is so nominated, or if the person so nominated is not present within fifteen (15) minutes from the time fixed for the holding of the meeting, the Holders present in person or by proxy shall choose a person present to be chairman.

8.4 Quorum

Subject to the provisions of Section 8.12, at any meeting of the Holders a quorum shall consist of Holders present in person or by proxy and representing a majority in aggregate principal amount of the Notes outstanding. If a quorum of the Holders shall not be present within thirty (30) minutes from the time fixed for holding any meeting, the meeting, if summoned pursuant to a Noteholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the first Business Day thereafter) at the same time and place and no notice shall be required to be given with respect to such adjourned meeting. At the adjourned meeting the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent a majority of the aggregate principal amount of the Notes outstanding. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting other than an adjourned meeting unless the required quorum is present at the commencement of business.

8.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Holders is present may with the consent of the Holders of a majority in aggregate principal amount of the Notes represented thereat adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

8.6 Show of Hands

Every question submitted to a meeting shall, subject to Section 8.7, be decided in the first instance by a majority of the votes given on a show of hands. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote with respect to the Notes, if any, held by him or the Holder whose proxy he holds.

8.7 Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting, when demanded by the chairman or by one or more Holders or proxies for Holders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Resolutions or matters other than those to be decided by Extraordinary Resolution shall, if a poll is taken, be decided by the votes of the Holders of a majority in aggregate principal amount of the Notes represented at the meeting and voted on the poll.

8.8 Voting

On a show of hands every person who is present and entitled to vote, whether as a Holder or as proxy for one or more Holders or both, shall have one vote. On a poll each Holder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote with respect to each One ($1.00) Dollar principal amount of Notes of which he shall then be the Holder. A proxy need not be a Holder. In the case of joint registered Holders, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them shall be present in person or by proxy, they shall vote together with respect to the Notes of which they are joint registered Holders.

8.9 Regulations

The Trustee, or the Corporation with the approval of the Trustee, may from time to time make and from time to time vary or revoke such regulations as it shall from time to time think fit providing for and governing:

(a) the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and for the production of the authority of any person signing on behalf of a Holder;

(b) the deposit of instruments appointing proxies at such place as the Trustee, the Corporation or the Holder convening the meeting, as the case may be, may, in the notice convening the meeting,

direct, and the time, if any, before the holding of the meeting or any adjournment thereof by which the same shall be deposited; and

(c) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be delivered, mailed or telecopied before the meeting to the Corporation or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as the Holders, or as entitled to vote or be present at the meeting with respect thereto, shall be Holders and persons whom Holders have by instrument in writing duly appointed as their proxies.

8.10 Persons Entitled to Attend Meetings

The Corporation and the Trustee (by their respective employees, officers and directors) and the legal advisers of the Corporation, the Trustee and any Holder, and any other Person permitted by the chairman to attend, may attend any meeting of the Holders, but such parties shall, unless otherwise entitled to do so, not be entitled to vote at such meeting.

8.11 Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Note Indenture or by law, a meeting of the Holders shall have the following powers exercisable from time to time only by Extraordinary Resolution, and subject (where applicable) to Section 3.12:

(a) power to consent to any modification, abrogation, alteration, compromise or arrangement of the rights of the Holders or the Trustee (with the prior written consent of the Trustee) against the Corporation, or against its property, whether such rights arise under this Note Indenture or the Notes or otherwise;

(b) power to consent to any modification of or change in or addition to or omission from the provisions contained in this Note Indenture or any Note which shall be requested by or agreed to by the Corporation and to authorize the Trustee to concur in and give effect to same by executing an indenture supplemental hereto embodying any modification, change, addition or omission;

(c) power to sanction any scheme for the reconstruction or reorganization of the Corporation or for the consolidation, amalgamation or merger of the Corporation with any other company or for the sale, lease, transfer or other disposition of the undertaking, property and assets of the Corporation or any part thereof, provided that no such sanction shall be necessary with respect to any such transaction if the provisions of Section 7.1 shall have been complied with;

(d) power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Note Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(e) power to waive and direct the Trustee to waive any Default or Event of Default hereunder or cancel any declaration made by the Trustee pursuant to Section 5.2 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(f) power to restrain any Holder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal of or interest on the Notes, or for the execution of any trust or power hereunder;

(g) power to direct any Holder who has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same, upon payment of the costs, charges and expenses reasonably and properly incurred by such Holder in connection therewith if the taking of such suit, action or proceeding shall have been permitted by Section 5.11;

(h) power to consent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation;

(i) power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in any such Extraordinary Resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Holders, such of the powers of the Holders as are exercisable by extraordinary or other resolution as shall be included in the resolution appointing the committee. The Extraordinary Resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be Holders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Holders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(j) power to authorize the distribution in specie of any shares, bonds, notes or other securities or obligations or cash or other consideration received hereunder or the use or disposal of the whole or any part of such shares, bonds, notes or other securities or obligations or cash or other consideration in such manner and for such purpose as may be deemed advisable and specified in such Extraordinary Resolution;

(k) power to authorize the Trustee or any other person or persons to (i) bid at any sale of the Corporation's properties or assets or any part thereof, (ii) to borrow the monies required to make any deposit at said sale or pay the balance of the purchase price and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased as security for the repayment of the monies so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such monies (in which event it, he or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon), (iii) to hold any property or assets so purchased (subject to any hypothec, mortgage, pledge, charge or lien to secure any monies so borrowed or advanced) in trust for all the Holders of the Notes outstanding at the time

of such sale pro rata in proportion to the amounts due to them thereon respectively for principal and interest before such sale, and to sell, transfer and convey the whole or any part or parts of the property or assets so purchased for such consideration in cash or in the shares, bonds, notes or other securities or obligations of any company formed or to be formed, or partly in cash and partly in such securities or obligations, and upon such terms and conditions as may be determined by such Extraordinary Resolutions of the Holders and, subject to such terms and conditions, to dispose of such cash, shares, bonds, notes or other securities or obligations not distributed pursuant to the provisions of subsection 8.11(j), (iv) until the sale, transfer or conveyance of the whole of such property or assets so purchased to maintain and operate such part of said property and assets as has not been disposed of, and for such purposes to borrow monies and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased, or any part thereof, as security for the repayment of the monies so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such monies (in which event it, he or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon), and (v) otherwise deal with such property and assets and the proceeds of any sale, transfer of conveyance thereof as the Holders may by such Extraordinary Resolution direct;

(l) power to remove the Trustee from office and to appoint a new trustee or trustees;

(m) power to sanction the exchange of the Notes for or the conversion thereof into shares, bonds, notes or other securities or obligations of the Corporation or of any company formed or to be formed;

(n) power to authorize the Corporation and the Trustee to grant extensions of time for payment of interest on any of the Notes whether or not the interest, the payment with respect to which is extended, is at the time due or overdue; and

(o) power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Holders or by any committee appointed pursuant to subsection 8.11(i).

8.12 Meaning of "Extraordinary Resolution"

(a) The expression **"Extraordinary Resolution"** when used in this Note Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Holders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article 8 at which the Holders of a majority in principal amount of the Notes outstanding are present in person or by proxy and passed by the affirmative votes of the Holders of not less than seventy-five percent (75%) of the aggregate principal amount of Notes represented at the meeting and voted on a poll upon such resolution.

(b) If, at any meeting referred to in subsection 8.12(a), the Holders of a majority in aggregate principal amount of the Notes outstanding are not present in person or by proxy within thirty (30) minutes after the time appointed for the meeting, then the meeting, if summoned by a Noteholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than ten (10) days nor more than twenty (20) days later, and to such place and time, all as may be determined by the chairman. Not less than five (5) days' notice shall be given of the time and place of such adjourned meeting to the Holders in the manner provided in

Section 9.1. Such notice shall state that at the adjourned meeting the Holders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 8.12(a) shall be an Extraordinary Resolution within the meaning of this Note Indenture.

(c) Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

8.13 Powers Cumulative

It is hereby declared and agreed that any one or more of the powers of this Note Indenture stated to be exercisable by the Holders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or powers thereafter from time to time.

8.14 Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Holders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, with respect to the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

8.15 Instrument In Writing

All actions which may be taken and all powers that may be exercised by the Holders at a meeting held as hereinbefore in this Article 8 provided may also be taken and exercised by the Holders of seventy-five percent (75%) of the aggregate principal amount of all the outstanding Notes, by an instrument in writing signed in one or more counterparts and the expression **"Extraordinary Resolution"** when used in this Note Indenture shall include an instrument so signed.

8.16 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 8 at a meeting of Holders shall be binding upon all the Holders, whether present at or absent from such meeting, and every instrument in writing signed by Holders in accordance with Section 8.15 shall be binding upon all Holders, whether signatories thereto or not, and each and every Holder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

8.17 Evidence of Rights of Holders

Any request, direction, notice, consent or other instrument which this Note Indenture may require or permit to be signed or executed by the Holders may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Holders in person or by attorney duly appointed in writing. Proof of the execution of any such request or other instrument or of a writing appointing any such attorney or (subject to the provisions of this Article 8 with regard to voting at meetings of Holders) of the holding by any person of Notes shall be sufficient for any purpose of this Note Indenture if made in the following manner, namely, the fact and date of execution by any person of such request or other instrument or writing may be proved by the Certificate of any notary public, or other officer authorized to take acknowledgments of deeds to be recorded at the place where such Certificate is made that the person signing such request or other instrument in writing acknowledged to him the execution thereof, or by affidavit of a witness of such execution or in any other manner which the Trustee may consider adequate.

The Trustee may, nevertheless, in its discretion require further proof in cases where it deems further proof desirable or may accept such other proof as it shall consider proper.

ARTICLE 9
NOTICES

9.1 Notice

Any notice required or permitted to be given hereunder shall be in writing and given by delivering, by post or courier, or by transmitting by telecopier (in the case of Corporation or the Trustee):

(a) to the Corporation, at:

984486 Alberta Ltd.
1800, 255 – 5th Avenue S.W.
Calgary, Alberta
T2P 3G6
Attention: President
Facsimile: (403) 269-4737

(b) to the Holder at the address appearing on the Register, and if, in the case of joint Holders, more than one address appears in the Register in respect of such joint holding, notice shall be addressed to the first address so appearing; or at the option of such party giving notice, such notice may be given by publication twice in the Report on Business section of the National Edition of the Globe and Mail or similar section of any newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in the business section of a newspaper in each city where the Register or Registers are maintained;

(c) to the Trustee at its principal office in the City of Calgary at:

Computershare Trust Company of Canada
Watermark Tower
Suite 710, 530 – 8th Avenue S.W.
Calgary, Alberta

T2P 3S8
Attention: Manager, Corporate Trust
Facsimile: (403) 267-6598

Any notice given as aforesaid shall be deemed to have been given at the time delivered or telecopied (provided complete transmission is confirmed) if delivered or facsimile to the recipient on a Business Day (in the city in which the addressee is located) and before 4:30 p.m. (local time in the city in which the addressee is located) on such Business Day, and otherwise shall be deemed to be given at 9:00 a.m. (local time in the city in which the addressee is located) on the next following Business Day (in the city in which the addressee is located) or, in the case of notice being given by publication, on the next following Business Day, after publishing such notice twice in the designated newspaper or newspapers. Any party may change its address for notice by notice to the other parties hereto given in the manner herein provided.

ARTICLE 10
CONCERNING THE TRUSTEE

10.1 No Conflict of Interest

The Trustee represents to the Corporation that at the date of execution and delivery by it of this Note Indenture there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 10.1, such a material conflict of interest exists, the validity and enforceability of this Note Indenture, and the Notes issued hereunder shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists but the Trustee shall, within ninety (90) days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 10.2.

10.2 Replacement of Trustee

(a) The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Corporation three (3) months' notice in writing or such shorter notice as the Corporation may accept as sufficient. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Trustee unless a new trustee has already been appointed by the Holders; failing such appointment by the Corporation, the retiring Trustee or any Holder may apply to a justice of the Court of Queen's Bench of Alberta, on such notice as such Justice may direct for the appointment of a new Trustee; but any new trustee so appointed by the Corporation or by the Court shall be subject to removal as herein provided by the Holders. Any new Trustee appointed under any provision of this Section shall be a company authorized to carry on the business of a trust company in all Provinces of Canada. On any new appointment the new trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

(b) Any company into which the Trustee may be merged or with which it may be consolidated or amalgamated or any company resulting from any merger, consolidation or amalgamation to which the Trustee shall be a party, shall be the successor Trustee under this Note Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Trustee or of the Corporation, the Trustee ceasing to act shall execute and deliver

an instrument assigning and transferring to such successor Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Trustee to the successor Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Corporation be required by any new trustee for more fully and effectively vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new trustee, be made, executed, acknowledged and delivered by the Corporation.

10.3 Duties of Trustee

(a) In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Note Indenture, the Trustee shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

(b) In addition to all other duties of the Trustee set forth herein, at all times while any Notes are outstanding, the Trustee shall, in addition, have the following responsibilities hereunder:

(i) to keep the Corporation's Note ledgers, Registers and branch Registers of transfers and unissued Notes and, subject to such general and particular instructions as may from time to time be given to it by or under the authority of the Board of Directors (which shall be in the form of a Written Direction of the Corporation), the Trustee shall:

(A) record the particulars of all transfers of Notes upon the appropriate Register of transfers or branch Register(s) of transfers;

(B) certify and issue Notes to the Holders entitled thereto, representing Notes held by or transferred to them, respectively;

(C) maintain the Registers of Holders and make such entries from time to time in the Registers as may be necessary in order that the account of each Holder of the Corporation may be properly and accurately maintained; and

(D) furnish to the Corporation, but at the Corporation's expense, at any time such statements, lists, entries, information and material concerning transfers and other matters prepared and undertaken by it as Trustee, including all documents, papers, information and material as it may have and the Corporation may require;

(ii) forthwith upon receipt of sufficient monies from the Corporation, to forward cheques or other transfer of funds by such means as considered appropriate by the Trustee representing payments of interest upon the Notes to the Holders thereof in accordance with the provisions of subsection 2.1(c) hereof;

(iii) upon receipt of sufficient monies upon the stated or accelerated maturity of the Notes, and subject to Article 3, to make all payments of principal or interest on the Notes to the Holders thereof as provided in this Note Indenture; and

(iv) promptly as and when due to make such recordings and filings as may be required to satisfy any statutory or regulatory duty imposed upon the Trustee and to provide the

Holders with any such statements and records as they may require to comply with any statutory or regulatory duties imposed upon the Holders in their capacity as Holders.

(c) All Notes shall be effectively and interchangeably transferable on the appropriate principal Register of transfers or on any appropriate branch Register(s) of transfers, regardless of where or when the Notes shall have been issued, and entry of the transfer of any Notes in the appropriate Register of transfers or in any one appropriate branch Register of transfers shall for all purposes be a complete and valid transfer.

(d) The Trustee may use its own judgment in the performance of its duties as trustee for the Corporation, but at any time it may apply to the Board of Directors of the Corporation or an officer of the Corporation or to such Counsel as the Corporation may from time to time determine at the expense of the Corporation, for instructions or advice, and the Corporation will fully protect and hold the Trustee harmless from all liability for any action taken, or not taken, by the Trustee in accordance with or pursuant to such instructions or advice that may be given to it.

(e) Subject to subsection 10.3(a) and the provisions of any applicable laws, except for its acts or omissions constituting fraud, gross negligence or wilful misconduct, the Trustee shall not be liable for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law and the Corporation agrees, at all times, to indemnify and save harmless the Trustee and its agents from and against all liability, claims, demands, action, suits or other proceedings by whomsoever made, prosecuted or brought and from all loss, costs, damages and expenses in any manner based upon, occasioned by or attributable to any act of the Trustee in the execution of its duties hereunder.

(f) The Trustee shall not incur any liability by refusing in good faith to effect any transfer of any Notes which, in its judgment is improper or unauthorized.

(g) The Trustee agrees to faithfully carry out and perform its duties hereunder and, on termination hereof and upon payment by the Corporation to the Trustee of all monies owing to the Trustee hereunder, to deliver over to the Corporation the Registers and branch Registers maintained by it and any documents connected therewith or with the Corporation transacted hereunder, and a receipt signed by an officer of the Corporation shall be a valid discharge of the Trustee.

10.4 Reliance Upon Declarations

In the exercise of its rights, duties and obligations hereunder the Trustee may, if acting in good faith, rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to and in accordance with any covenants, conditions and requirements of this Note Indenture. The Trustee shall not be liable for or by reason of any statements of fact or recitals in this Note Indenture or in the Notes (except in the Certificate of the Trustee thereon) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation. The Trustee shall not in any way be responsible for the consequence of any breach on the part of the Corporation or any of the Corporation's covenants contained herein.

10.5 Evidence and Authority to Trustee

(a) The Corporation shall furnish to the Trustee evidence of compliance with the conditions precedent provided for in this Note Indenture relating to any action or step required or permitted to be taken by the Corporation or the Trustee under this Note Indenture or as a result of any obligation imposed under this Note Indenture, including without limitation, the certification and delivery of Notes hereunder, the satisfaction and discharge of this Note Indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of the Corporation, forthwith if and when: (i) such evidence is required by any other Section of this Note Indenture to be furnished by the Trustee in accordance with the terms of this Section 10.5; or (ii) the Trustee, in the exercise of its rights and duties under this Note Indenture, gives the Corporation written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

(b) Such evidence shall consist of:

(i) a Certificate of the Corporation stating that any such condition precedent has been complied with in accordance with the terms of this Note Indenture;

(ii) in the case of a condition precedent for which compliance with is, by the terms of this Note Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Note Indenture; and

(iii) in the case of any such condition precedent for which compliance is subject to review or examination by auditors or accountants, an opinion or report of the auditors of the Corporation whom the Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Note Indenture.

(c) Whenever such evidence relates to a matter other than the certification and delivery of Notes and the satisfaction and discharge of this Note Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, valuator, engineer, surveyor, appraiser or other expert whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of the Corporation it shall be in the form of a statutory declaration.

(d) Each statutory declaration, Certificate, opinion or report with respect to compliance with a condition precedent provided for in this Note Indenture shall include: (i) a statement by the person giving the evidence that he has read and is familiar with those provisions of this Note Indenture relating to the condition precedent in question; (ii) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based; (iii) a statement that in the belief of the person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein; and (iv) a statement whether in the opinion of such person the conditions precedent in question have been complied with or satisfied.

(e) The Corporation shall furnish to the Trustee annually, on the anniversary date of this Note Indenture and at any other reasonable time if the Trustee so requires, its Certificate that the

Corporation has complied with all covenants, conditions or other requirements contained in this Note Indenture, the noncompliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such noncompliance. The Corporation shall, whenever the Trustee so requires, furnish the Trustee with evidence by way of statutory declaration, opinion, report or Certificate as specified by the Trustee as to any action or step required or permitted to be taken by the Corporation or as a result of any obligation imposed by this Note Indenture.

10.6 Certificate of the Corporation as Evidence

Except as otherwise specifically provided or prescribed by this Note Indenture, whenever in the administration of the provisions of this Note Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may rely upon a Certificate of the Corporation.

10.7 Experts, Advisers and Agents

The Trustee may:

(a) in relation to this Note Indenture, act on the opinion or advice of or information obtained from any solicitor, auditor, accountant, valuator, engineer, surveyor, appraiser or other expert, whether obtained by the Trustee or by the Corporation, or otherwise, and may employ such assistants as may be necessary to the proper discharge of its duties and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof. Any solicitors employed or consulted by the Trustee as Counsel may be, but need not be, solicitors for the Corporation.

10.8 Trustee May Deal In Notes

Subject to Section 10.1, the Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Notes and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby.

10.9 Investment of Monies Held by Trustee

(a) Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any Canadian chartered bank listed in Schedule I of the *Bank Act* (Canada) or deposited for safekeeping with any such bank.

(b) Unless otherwise provided in this Note Indenture, any monies held by the Trustee which under the trusts of this Note Indenture may or ought to be invested or which may be on deposit with the

Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee in securities issued or guaranteed by the Government of Canada or a province thereof, any Canadian chartered bank listed in Schedule I of the *Bank Act* (Canada) or the Trustee, provided that the security shall not have a maturity date of more than sixty (60) days from the date of investment. Unless the Corporation shall be in default hereunder or unless otherwise specifically provided herein, all interest or other income received by the Trustee in respect of such deposits and investments shall belong to the Corporation. Unless and until the Trustee shall have declared the principal of and interest on the Notes to be due and payable, the Trustee shall so invest such monies at the request of the Corporation.

(c) Pending the investment of any monies as hereinbefore provided, such monies may be deposited in the name of the Trustee in any chartered bank of Canada or, with the written consent of the Corporation, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits.

(d) Unless and until the Trustee shall have declared the principal of and interest on the Notes to be due and payable, and subject to Article 3, the Trustee shall pay over to the Corporation all interest received by the Trustee with respect to any investments or deposits made pursuant to the provisions of this Section.

10.10 Trustee Not Ordinarily Bound

Except as provided in Section 5.9 and as otherwise specifically provided herein, the Trustee shall not, subject to Section 10.3, be bound to give notice to any person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Corporation of any of the obligations herein imposed upon the Corporation or of the covenants on the part of the Corporation herein contained, nor in any way to supervise or interfere with the conduct of the Corporation's business, unless the Trustee shall have been required to do so by a Noteholders' Request or by an Extraordinary Resolution of the Holders passed in accordance with the provisions contained in Article 8, and then only after it shall have been indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing, nor in any way or at any time or on any conditions to supervise or interfere with the conduct of the Corporation's business.

10.11 Trustee Not Required to Give Security

The Trustee shall not be required to give any bonds or security with respect to the execution of the trusts and powers of this Note Indenture or otherwise in respect of this Note Indenture.

10.12 Trustee Not to Be Appointed Receiver

The Trustee and any person related to the Trustee shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertakings of the Corporation.

10.13 Trustee Not Bound to Act

Except as in this Note Indenture otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of the Corporation or of the Directors until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

10.14 Conditions Precedent to Trustee's Obligations to Act Hereunder

(a) The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Holders hereunder shall be conditional upon the Holders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(b) None of the provisions contained in this Note Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c) The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Holders at whose instance it is acting to deposit with the Trustee the Notes held by them for which Notes the Trustee shall issue receipts.

10.15 Authority to Carry on Business

The Trustee represents to the Corporation that at the date of execution and delivery by it of this Note Indenture it is authorized to carry on the business of a trust company in all Provinces of Canada. If the Trustee ceases to be so authorized to carry on business, the validity and enforceability of this Note Indenture and the Notes shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within ninety (90) days after ceasing to be authorized to carry on the business of a trust company in all Provinces of Canada either become so authorized or resign in the manner and with the effect specified in Section 10.2.

10.16 Acceptance of Trust

The Trustee hereby accepts the trusts in this Note Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Holders, subject to all the terms and conditions herein set forth.

ARTICLE 11
SUPPLEMENTAL INDENTURES

11.1 Supplemental Indentures

From time to time the Trustee and, when authorized by a resolution of the Directors, the Corporation, may, and they shall when required by this Note Indenture, but subject to obtaining any consent which

may be required under the terms of any agreement (including any Subordination Agreement referred to in Section 3.7), execute, acknowledge and deliver by their proper officers, deeds or indentures supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) adding to the covenants of the Corporation herein contained for the protection of the Holders or providing for Events of Default in addition to those herein specified;

(b) making such provisions not inconsistent with this Note Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Notes which do not affect the substance thereof, provided that the Trustee shall be of the opinion that such provisions and modifications will not be prejudicial to the interests of the Holders;

(c) giving effect to any Extraordinary Resolution passed as provided in Article 8, and where any such Extraordinary Resolution relates to an amendment of this Note Indenture, such amendment shall not be effective or binding until the supplemental indenture giving effect thereto has been executed and delivered by both the Corporation and the Trustee;

(d) giving effect to an extension of the Maturity Date pursuant to Section 2.13; and

(e) for any other purpose not inconsistent with the terms of this Note Indenture.

The Trustee may also, without the consent or concurrence of the Holders, by supplemental indenture or otherwise, concur with the Corporation in making any changes or corrections in this Note Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any deed or indenture supplemental or ancillary hereto, provided that in the opinion of Counsel the rights of the Trustee and the Holders are in no way prejudiced thereby.

11.2 Indenture Confirming or Evidencing Subordination

From time to time the Trustee may, and shall when requested by a Holder of Senior Debt, execute, acknowledge and deliver by its proper officers, such deeds, documents, instruments or indentures as may be reasonably required by such Holder of Senior Debt, to confirm, evidence or give effect to any of the provisions of Article 3 or to ensure that any Holders of Senior Debt receive the full benefit of Article 3 including, without limiting the generality of the foregoing, the provision of proxies by the Trustee to a Holder of Senior Debt for the purposes of Section 3.12.

ARTICLE 12
FORM OF NOTE

12.1 Form of Note

The form for all Notes to be issued pursuant to the Arrangement, the Certificate of the Trustee in respect thereof and the transfer panel thereon shall be as set forth in Schedule "A".

ARTICLE 13
EXECUTION AND FORMAL DATE

13.1 Execution

This Note Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

13.2 Formal Date

For the purpose of convenience this Note Indenture may be referred to as bearing formal date as set out on the first page hereof irrespective of the actual date of execution hereof.

IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

984486 ALBERTA LTD.

Per: (Signed) Jack C. Lee

Per: ______________________

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: (Signed) Jacqueline Spink

Per: ______________________

SCHEDULE "A"

FORM OF NOTE

The form for the Notes, the Certificate of the Trustee and the registration and transfer panel thereon shall be in the English language substantially as follows:

(Form of Note)

984486 ALBERTA LTD.

(incorporated pursuant to the laws of the Province of Alberta)

12% UNSECURED, SUBORDINATED PROMISSORY NOTE

Certificate Number: ______________ **$ ______________**

DUE: December 1, 2022

984486 Alberta Ltd. (herein referred to as the **"Corporation"**), for value received, hereby promises to pay to the registered holder hereof, _____,

on December 1, 2022, or on such earlier date as the principal amount hereof may become payable in accordance with the conditions herein set out and with the provisions of the Note Indenture hereinafter mentioned, on presentation and surrender of this Note, the sum of $_________ in lawful money of Canada, at the corporate trust office of the Trustee in Calgary, Alberta at the option of the registered holder, and to pay interest thereon from and including the Issue Date at the Interest Rate, payable after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate, on each Interest Payment Date.

As interest becomes due on this Note, but subject to the subordination provisions of the Note Indenture hereinafter described, the Corporation shall cause to be sent by prepaid ordinary mail a cheque or by other transfer of funds by such means as may be considered appropriate by the Trustee for such interest (less any tax required by law to be withheld therefrom) payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the Register, unless the Holder otherwise directs. In the case of joint Holders, the cheque or other transfer of funds, as the case may be, shall be payable or issued to the order of all such joint Holders and addressed to them at the last address or account, as the case may be, appearing on the Register, unless such joint Holders otherwise direct. If more than one address or account appears on the Register in respect of such joint Holders, the cheque or other transfer of funds, as the case may be, shall be mailed or delivered, as the case may be, to the first address or account so appearing. In the event of non-receipt of any cheque or funds for interest by the Holder, the Corporation will cause to be issued to the Holder a replacement cheque or replacement transfer of funds for like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

This Note is one of the Notes in lawful money of Canada issued under a Note Indenture (herein referred to as the **"Note Indenture"**) dated as of October 1, 2002 between the Corporation and Computershare Trust Company of Canada, as Trustee. The aggregate principal amount of Notes which may be authorized under the Note Indenture is limited to • ($•) Dollars. Reference is hereby made to the Note Indenture and any instruments supplemental thereto for a statement and description of the terms and conditions upon which this Note is issued and the rights and remedies of the Holders of any of the Notes, the Corporation and the Trustee with respect thereto, all to the same effect as if the provisions of the Note Indenture and of any instruments supplemental thereto were herein set forth, to all of which provisions the registered Holder of this Note, by acceptance hereof, assents.

The Notes are issuable as fully registered Notes in a minimum dominations of One Hundred ($100) Dollars and integral multiples of One ($1.00) Dollar thereafter. Upon compliance with the provisions of the Note Indenture, Notes of any authorized denomination may be exchanged for an equal aggregate principal amount of Notes in any other authorized denomination or denominations.

All Notes issued under the Note Indenture rank equally and ratably without priority or preference. This Note is a direct obligation of the Corporation but is not secured by any mortgage, hypothec, charge or pledge.

All Notes issued under the Note Indenture are subordinated to Senior Debt on the terms and conditions set forth in the Note Indenture and the terms and conditions of any Subordination Agreement referred to in the Note Indenture.

Except to the limited extent set forth in the Note Indenture, the Corporation may not redeem, purchase or prepay this Note. The Holder hereof does not have the right to require the Corporation to redeem this Note at any time.

The principal amount hereof may become or be declared due before stated maturity on the conditions, in the manner, with the effect and at the times set forth in the Note Indenture.

This Note may only be transferred upon compliance with the conditions prescribed in the Note Indenture on the Registers to be kept at the principal office of the Trustee in the City of Calgary, and in such other place or places (if any) and/or by such other registrar or registrars (if any) as the Corporation with the approval of the Trustee and Trustee may designate, by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee and/or other registrar (it any) and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe, and then, only if such transfer shall have been duly entered on one of the appropriate Registers or noted on this Note by a proper registrar.

The Note Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments in writing signed by the Holders of a specified percentage of the aggregate principal amount of the Notes outstanding.

This Note shall not become obligatory for any purpose until it shall have been certified by the Trustee for the time being under the Note Indenture.

Unless otherwise defined, all initially capitalized terms used herein shall have the meanings ascribed to such terms in the Note Indenture.

In witness whereof 984486 Alberta Ltd. has caused this Note to be signed by its duly authorized officers as of the ____ day of ___________, 20__.

984486 ALBERTA LTD.

Per: ________________________________

THIS NOTE IS NOT VALID UNTIL CERTIFIED BY THE TRUSTEE.

TRUSTEE'S CERTIFICATE

This Note is one of the Notes referred to in the Note Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA, Trustee

Per: ________________________________
(Authorized Signature)

(Form of Transfer Panel)

Transfer Form

FOR VALUE RECEIVED the undersigned sells, assigns and transfers, without recourse, unto:

(Please print or typewrite name and address of assignee)

the within Note of 984486 Alberta Ltd. and hereby irrevocably constitutes and appoints ______________ as the attorney of the undersigned to transfer the said Note on the Registers of the Notes due of the said Corporation, with full power of substitution in the premises.

Date: ____________________

____

(Signature of Transferor)

The signature of the Transferor must correspond with the name written upon the face of this Certificate in every particular without alteration or enlargement or change whatsoever.

The signature of the registered holder of the within Note to the foregoing assignment must be guaranteed by a Schedule I major chartered bank, or trust company, or a member of an acceptable medallion guarantee program. The guarantor must affix a stamp bearing the actual words "Signature Guaranteed".

		____________________ **(Signature of Guarantor)**
Name of Assignee:		
Address of Assignee:		
Social Insurance No. of Assignee:		

3967336 CANADA INC.

NOTE INDENTURE

January 28, 2003

Providing for the issue of 12% Unsecured, Subordinated

Promissory Notes of 3967336 Canada Inc.

TABLE OF CONTENTS

NOTE INDENTURE

January 28, 2003

BETWEEN:

3967336 CANADA INC., a corporation incorporated pursuant to the *Canada Business Corporations Act* with an office in the City of Calgary, in the Province of Alberta (the "**Corporation**")

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company having an office in the City of Calgary, in the Province of Alberta (the "**Trustee**")

RECITALS:

A. The Corporation is desirous of acquiring the outstanding common shares and options of Elk Point Resources Inc. and financing such acquisition in part by the creation and issuance of Notes to be constituted and issued as provided for by this Note Indenture;

B. The Corporation is duly authorized to create and issue the Notes as herein provided;

C. All necessary corporate proceedings have been taken and conditions complied with to make the creation and issue of the Notes proposed to be issued hereunder and this Note Indenture legal, valid and binding on the Corporation in accordance with the laws relating to the Corporation; and

D. The foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee.

NOW THEREFORE THIS NOTE INDENTURE WITNESSETH and it is hereby covenanted, agreed and declared as set forth below:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Note Indenture (including the recitals hereto) and in the Notes, unless there is something in the subject matter or context inconsistent therewith:

(a) "**Act**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended, including the regulations thereunder;

(b) "**Arrangement**" means the plan of arrangement pursuant to Section 192 of the Act as provided for in an agreement dated November 27, 2002, as amended and restated on December 16, 2002 with effect as of and from November 27, 2002 among the Trust, Acclaim Energy Inc., Elk Point Resources Inc. and Burmis Energy Inc.;

(c) **"Bank Borrowings"** means the Corporation's indebtedness, obligations and liabilities to the Banks or any of them;

(d) **"Banks"** means any bank or financial institution which from time to time may be providing loans, advances or other extensions of credit to the Corporation;

(e) **"Borrowed Money"** means, in respect of any Person, all the Person's indebtedness, obligations and liabilities in respect of (i) borrowed money; (ii) bonds, debentures, notes or other similar instruments; (iii) the purchase price of any property or services which is not due within ninety (90) days of delivery or installation of such property or delivery of an invoice or account in respect of such services; (iv) reimbursement obligations with respect to letters of credit, bankers' acceptances or similar facilities issued for its account; or (v) guarantees, indemnities and other assurances in respect of Borrowed Money (as hereinbefore defined);

(f) **"Business Day"** means any day except Saturdays, Sundays, statutory holidays and days in Alberta and other days when the principal offices of the Trustee in the City of Calgary are not generally open to the public for the transaction of business;

(g) **"Capital Lease Obligation"** of any Person means the obligation to pay rent or other payment amounts under a lease of (or other arrangement conveying the right to use) real or personal property of such Person which is required to be classified and accounted for as a capital lease or a liability on the face of a balance sheet of such Person in accordance with generally accepted accounting principles;

(h) **"Certificate of the Corporation"**, **"Order of the Corporation"**, **"Request of the Corporation"**, **"Written Direction of the Corporation"** and **"Consent of the Corporation"** mean, respectively, a written Certificate, order, request, direction and consent signed in the name of the Corporation by the Chairman of the Board or the President, and may consist of one or more instruments so executed. A Certificate of the Corporation shall be in the form of a statutory declaration if and when required under the provisions of this Note Indenture or by the Trustee;

(i) **"Certified Resolution"** means a copy of a resolution of the Corporation certified by the Secretary or an Assistant Secretary or any other officer designated by the President or Chairman of the Board for such purpose to have been duly passed by the Directors and to be in full force and effect on the day of such certification unless otherwise noted therein;

(j) **"Common Shares"** means the common shares in the capital of the Corporation, as such shares were constituted on the date of execution and delivery of this Note Indenture or as subsequently consolidated or subdivided or any other shares or securities resulting from a reclassification or change of such common shares or as subsequently consolidated or subdivided or any other shares or securities resulting from a reclassification or change of such common shares;

(k) **"Corporation"** means 3967336 Canada Inc., incorporated under the Act, and includes any successor company to or of the Corporation provided that the provisions of Article 7 shall have been complied with in respect thereof;

(l) **"Corporation's Auditors"** or **"Auditors of the Corporation"** means an independent firm of chartered accountants duly appointed as auditors of the Corporation;

(m) **"Counsel"** means a barrister or solicitor or firm of barristers or solicitors, who may be counsel for the Corporation, retained, employed, engaged or appointed by the Trustee or retained, employed, engaged or appointed by the Corporation and acceptable to the Trustee where the context so indicates;

(n) **"Creditor Proceedings"** means any dissolution, winding-up, total or partial liquidation, adjustment or readjustment of debt, reorganization, compromise, arrangement with creditors, plan of arrangement under the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) or arrangement provisions of applicable corporate law, or similar proceedings of or with respect to the Corporation or its property or liabilities, or any bankruptcy, insolvency, receivership, assignment for the benefit of creditors, marshalling of assets and liabilities of the Corporation, or any bulk sale of assets by the Corporation, or proceedings in relation to any of the foregoing;

(o) **"Default"** means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default;

(p) **"Director"** means a member of the board of directors of the Corporation for the time being and **"Directors"**, **"Board of Directors"** or **"Board"** means the board of directors of the Corporation or, if duly constituted and whenever duly elected or empowered, the executive committee of the Board of Directors of the Corporation for the time being, and reference to "action by the Directors" means action by the directors of the Corporation as a board or, whenever duly empowered, action by the said executive committee as such committee;

(q) **"Early Redemption Date"** means the date that any Notes or portion thereof are to be redeemed or prepaid pursuant to Section 2.14 or Section 2.15;

(r) **"Effective Date"** means the date shown on the certificate or proof of filing to be issued by the Director of Corporations under the Act pursuant to subsection 192(7) of the Act in respect of the Arrangement;

(s) **"Event of Default"** means any of the events of default referred to in Section 5.1;

(t) **"Extraordinary Resolution"** has the meaning attributed thereof in Section 8.12;

(u) **"Fund Trustee"** mean Computershare Trust Company of Canada, the trustee under the Trust Indenture and such other persons which may become trustee thereunder from time to time;

(v) **"Holders"** means the person(s) from time to time being entered in the Registers hereinafter mentioned as Holders of Notes (which shall include any transferee of a Holder);

(w) **"Initial Note"** has the meaning ascribed thereto in Section 2.3;

(x) **"Interest Payment Date"** means the 15th day of the month following the month in which an Interest Period ends, unless such day is not a Business Day, in which case it shall be the next following Business Day;

(y) **"Interest Period"** means (i) the period beginning on (and including) March 31, 2003 and ending on (and including) May 31, 2004, and (ii) thereafter, successive periods beginning on (and including) the first day of the calendar month next following the end of each Interest Period and ending on (and including) the last day of such calendar month, and the Maturity Date, provided that in the event any Note shall be partially or totally redeemed at any time other than on an Interest Payment Date, then the date upon which such partial or total redemption occurs shall be an Interest Payment Date in respect of the amount of such Note so redeemed;

(z) **"Interest Rate"** means twelve percent (12%) per annum;

(aa) **"Issue Date"** means, in respect of any Notes, the date of issuance of such Notes;

(bb) **"Maturity Date"** means December 1, 2022, subject to extension pursuant to Section 2.13;

(cc) **"Non-Trust Holders"** means Holders other than the Trust, provided that if at any time the Trust owns all Notes other than those having an aggregate principal amount of Twenty Five Million ($25,000,000) Dollars or less, there shall be deemed conclusively for all purposes to be no Non-Trust Holders;

(dd) **"Note Indenture"**, **"Indenture"**, **"hereto"**, **"herein"**, **"hereby"**, **"hereunder"**, **"hereof"** and similar expressions refer to this Note Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

(ee) **"Noteholders' Request"** means:

(i) an instrument signed in one or more counterparts either:

(A) at any time when there are no Non-Trust Holders, or there are Non-Trust Holders but the Trust is the holder of at least Ninety percent (90%) of the principal amount of the Notes then outstanding, by the Trust; or

(B) at any time when (A) does not apply, by Holder(s) holding in the aggregate at least Fifty percent (50%) of the principal amount of the Notes outstanding,

or

(ii) a resolution of the Holders passed at a meeting of the Holders at any time when there are Non-Trust Holders but the Trust is not the holder of at least Ninety percent (90%) of the principal amount of the Notes then outstanding, by Holder(s) holding in the aggregate at leas Fifty percent (50%) of the principal amount of the Notes outstanding which are represented at the meeting;

requesting the Trustee to take some action or proceeding which this Note Indenture authorizes to be taken by a Noteholders' Request or resolution, provided that, in either (i) or (ii) where the approval of the Trust is required, the taking of such action or proceeding has been approved as required by the Trust Indenture;

(ff) **"Notes"** means the 12% unsecured, subordinated, promissory notes maturing on the Maturity Date, issued or to be issued hereunder and entitled to the benefits hereof;

(gg) **"Outstanding"** has the meaning ascribed thereto in Section 1.2;

(hh) **"Person"** means an individual, firm, trust, trustee, syndicate, company, partnership, association, government or governmental agency;

(ii) **"Register"** has the meaning ascribed thereto in Section 2.6;

(jj) **"Security Documents"** shall mean and include any and all collateral or security documents securing the Corporation's indebtedness, obligations and liabilities for or in respect of Senior Debt;

(kk) **"Senior Debt"** means (a) all indebtedness, obligations and liabilities of the Corporation in respect of Borrowed Money excluding (i) the indebtedness, obligations or liability created under or evidenced by the Notes or this Note Indenture; and (ii) any indebtedness that by its terms or by the terms of the instrument evidencing or creating it ranks or in respect of which the holders thereof have agreed that it shall rank pari passu with or subordinate to the Notes; and (b) from and after the commencement of, and during the continuance of, any Creditor Proceedings, all indebtedness, obligations and liabilities of the Corporation other than indebtedness obligations and liabilities to the Holders of Notes; for certainty, Senior Debt shall at all times include all indebtedness, obligations and liabilities of the Corporation in respect of Bank Borrowings, including all indebtedness, obligations and liabilities of the Corporation under the Senior Debt Documents;

(ll) **"Senior Debt Default"** shall mean and include any event of default under any Senior Debt and any event or circumstance which, with the passage of time or the giving of notice, or both, would constitute an event of default under Senior Debt;

(mm) **"Senior Debt Documents"** means and includes all documents, instruments and agreements, including all Security Documents, evidencing, creating, authorizing, guaranteeing or securing Senior Debt outstanding under or pursuant to the Bank Borrowings;

(nn) **"Subordination Agreement"** has the meaning attributed to it in Section 3.7(a);

(oo) **"Subsidiary"** or **"Subsidiary Company"** means any company or partnership of which more than Fifty percent (50%) of the outstanding Voting Shares or (in the case of a partnership) capital or income interests are beneficially owned, directly or indirectly, by or for the Corporation or one or more Subsidiaries or the Corporation and one or more Subsidiaries; provided that the ownership of such shares or partnership interests confers the right to elect at least a majority of the board of directors of such company or partnership, or Persons managing the business and affairs of such company or partnership, and includes any company or partnership in like relation to a Subsidiary;

(pp) **"successor company"** has the meaning attributed to it in Section 7.1;

(qq) **"Time of Expiry"** means 4:30 p.m. (Calgary time) on the Maturity Date;

(rr) **"Transfer"** means a transfer in the form and substance of the transfer attached to the Notes;

(ss) **"Trust"** means Acclaim Energy Trust, an unincorporated, open-ended, unit and mutual fund trust established under the laws of the Province of Alberta;

(tt) **"Trust Indenture"** means the amended and restated trust indenture dated as of April 20, 2001 pursuant to which the Trust is governed;

(uu) **"Trust Units"** means a unit of the Trust, each such unit representing an equal undivided beneficial interest therein;

(vv) **"Trustee"** means Computershare Trust Company of Canada or its successor or successors for the time being in the trusts created hereunder; and

(ww) **"Voting Shares"** means shares of the capital stock of any class of any company carrying voting rights under all circumstances, provided that, for the purposes of such definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares, whether or not such event shall have occurred, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of any such event.

1.2 Meaning of "Outstanding"

(a) Every Note certified and delivered by the Trustee hereunder shall be deemed to be outstanding until:

(i) it shall be cancelled; or

(ii) it shall be delivered to the Trustee for cancellation; or

(iii) monies or securities (including equity shares), as the case may be for the payment of Notes shall have been set aside by the Corporation and held by the Trustee for that purpose in accordance with the provisions of Section 6.1 of this Note Indenture.

(b) Notes which have been partially redeemed or purchased by the Corporation shall be deemed to be outstanding only to the extent of the unredeemed or unpurchased part of the principal amount thereof.

(c) When a new Note has been issued in substitution for a Note pursuant to Section 2.8, only one of such Notes shall be counted for the purpose of determining the aggregate principal amount of Notes outstanding.

(d) For the purposes of any provision of this Note Indenture entitling Holders of outstanding Notes to vote, sign consents, requisitions or other instruments or to take any other action under this Note Indenture, Notes owned directly or indirectly, legally or equitably, by the Corporation or any Subsidiary shall be disregarded except that:

(i) for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition, instrument or other action only the Notes which the Trustee, after reasonable inquiry, knows are so owned shall be so disregarded; and

(ii) Notes so owned which have been pledged in good faith other than to the Corporation or a Subsidiary shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Notes in its discretion free from the control of the Corporation or any Subsidiary.

1.3 Headings

The division of this Note Indenture into Articles and Sections and the insertion of headings are for the convenience of reference only and shall not affect the construction or interpretation of this Note Indenture or the Notes. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles or Sections are to Articles or Sections of this Note Indenture.

1.4 Gender and Number

In this Note Indenture and in the Notes, words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine and neuter genders and vice versa and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations and corporations and vice versa.

1.5 Currency

All payments contemplated herein and in the Notes shall be paid in Canadian funds, in cash, by bankers' draft or by cheque and all references herein and in the Notes to dollar amounts are references to dollars in the lawful currency of Canada.

1.6 Governing Law

This Note Indenture and the Notes shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

1.7 Day Not a Business Day

In the event that any day on or before which any action is required to be taken thereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.8 Accounting Principles

Wherever in this Agreement reference is made to "generally accepted accounting principles", such reference shall be deemed to be to the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided or contemplated herein to be applicable on an unconsolidated basis) as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense or amount of equity is required to be determined, or any consolidation or other accounting computation is

required to be made for the purpose of this Note Indenture, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

1.9 Per Annum Calculations

Unless otherwise stated, whenever in this Note Indenture reference is made to a rate "per annum" or a similar expression is used, such rate shall be calculated on the basis of calendar year of three hundred and sixty-five (365) days or three hundred and sixty-six (366) days, as the case may be.

1.10 Interest Calculation

Interest payable in respect of any Interest Period shall be deemed to have accrued from day to day for the number of days comprising the Interest Period.

ARTICLE 2
THE NOTES

2.1 Terms of Notes

(a) The aggregate principal amount of Notes authorized to be issued under this Note Indenture shall be limited to One Hundred and Ten Million One Hundred and Six Thousand Five Hundred and Fifty-One Dollars and Forty Cents ($110,106,551.40) in lawful money of Canada.

(b) The Notes shall be designated the **"12% Unsecured, Subordinated Promissory Notes"** of the Corporation; shall be dated as of their respective Issue Dates; shall mature at the Time of Expiry; shall rank equally in right of payment without discrimination or preference in the case of any Creditor Proceedings; and shall bear interest from and including March 31, 2003 at the Interest Rate, payable after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate, on each Interest Payment Date for the applicable Interest Period. The record date for determining the Holders to receive payments of interest on any Interest Payment Date shall be the last day of the month in which such Interest Payment Date occurs (unless such day is not a Business Day, in which case the record date shall be the next following Business Day except that, if such Business Day is in the next succeeding calendar year, then such record date shall be the immediately preceding Business Day).

(c) As interest becomes due on the Notes, the Corporation shall cause to be sent by prepaid ordinary mail a cheque or by other transfer of funds by such means as may be considered appropriate by the Trustee for such interest (less any tax required by law to be withheld therefrom) payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the Register, unless the Holder otherwise directs. In the case of joint Holders, the cheque or other such transfer of funds, as the case may be, shall be payable or issued to the order of all such joint Holders and addressed to them at the last address or account, as the case may be, appearing on the Register, unless such joint Holders otherwise direct. If more than one address or account appears on the Register in respect of such joint Holders, the cheque or other such transfer of funds, as the case may be, shall be mailed or delivered, as the case may be, to the first address or account so appearing. In the event of non-receipt of any cheque or funds for interest by the Holder, the Corporation will cause to be issued to the Holder a replacement cheque or

replacement transfer of funds for like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

2.2 Form and Signatures of Notes

(a) The Notes shall be issued only as fully registered Notes in the minimum denomination of One Hundred ($100) Dollars and for amounts above such minimum only in integral multiples of One ($1.00) Dollar. The Notes (including the Certificate of the Trustee endorsed thereon) shall be, substantially in the form set forth in Schedule "A" hereto. The Notes shall bear such distinguishing letters and numbers as the Trustee may approve and may include a translation into the French language.

(b) The Notes shall be under the seal of the Corporation (or a reproduction thereof which shall be deemed to be the seal of the Corporation) and shall be signed (either manually or by facsimile signature) by the Chairman of the Board or the President. A facsimile signature upon any of the Notes shall for all purposes of this Note Indenture be deemed to be the signature of the person whose signature it purports to be and to have been signed at the time such facsimile signature is reproduced; provided, however, that the certification of the Trustee shall not be by facsimile signature. Notwithstanding that any person whose signature, either manual or in facsimile, may appear on the Notes is no longer, at the date of this Note Indenture or at the date of the Notes or at the date of the certification and delivery thereof, the holder of the office indicated, any such Note shall be valid and binding upon the Corporation and entitled to the benefits of this Note Indenture.

2.3 Issue of Notes

Notes in an aggregate principal amount of One Hundred and Ten Million One Hundred and Six Thousand Five Hundred and Fifty-One Dollars and Forty Cents ($110,106,551.40) may be executed by the Corporation from time to time and, forthwith after such execution, shall be delivered to the Trustee and shall be certified by the Trustee and delivered to or to the order of the Corporation pursuant to a written direction of the Corporation. It is acknowledged that the first Note to be issued hereunder (the **"Initial Note"**) shall be issued to and in the name of the Trust in accordance with the Arrangement.

2.4 Certification

(a) No Note shall be issued or, if issued, shall be obligatory or shall entitle the Holder to the benefits of this Note Indenture, until it has been certified by or on behalf of the Trustee substantially in the form set out in Schedule "A" hereto (or in some other form approved by the Trustee). Such certification on any Note shall be conclusive evidence that such Note is duly issued, is a valid obligation of the Corporation and the Holder is entitled to the benefits hereof.

(b) The Certificate of the Trustee signed on the Notes shall not be construed as a representation or warranty by the Trustee as to the validity of this Note Indenture or of the Notes or as to the issuance of the Notes and the Trustee shall in no respect be liable or answerable for the use made of the Notes or any of them or the proceeds thereof. The Certificate of the Trustee signed on the Notes shall, however, be a representation and warranty by the Trustee that the Notes have been duly certified by or on behalf of the Trustee pursuant to the provisions of this Note Indenture.

2.5 Notes to Rank *Pari Passu*

The Notes may be issued in such amounts, to such persons and on such terms not inconsistent with the provisions of this Note Indenture as the Corporation by written direction directs, pursuant to Section 2.3, at par. Each Note as soon as issued or negotiated, subject to the terms hereof, shall rank *pari passu* and shall be equally and proportionately entitled to the benefits hereof, without discrimination, preference or priority whatever, as if all of the Notes had been issued and negotiated simultaneously.

2.6 Registration of Notes

(a) The Corporation shall, at all times while any Notes are outstanding, cause to be kept by the Trustee or other registrars at the principal office of the Trustee in the City of Calgary and in such other place or places and by the Trustee or such other registrars, if any, as the Corporation with the approval of the Trustee may designate, registers (**"Register(s)"**) in which shall be entered the names and addresses of the Holders and particulars of the Notes held by them respectively and of all transfers of Notes. No transfer of a Note shall be valid unless made by the Holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee, upon compliance with such requirements as the Trustee may prescribe, and unless such transfer shall have been duly entered on one of the appropriate Registers or noted on such Note by the Trustee or other registrar.

(b) The Registers hereinbefore referred to shall at all reasonable times be open for inspection by the Corporation, the Trustee or any Holder. Every registrar (including the Trustee) shall from time to time when requested to do so by the Corporation or the Trustee furnish the Corporation or Trustee with a list of the names and addresses of Holders entered on the Register or Registers kept by such registrar and showing the principal amount and Certificate numbers of the Notes held by each such Holder.

(c) The Holder of a Note may at any time and from time to time have such Note transferred at any of the places at which a Register is kept pursuant to the provisions of this Section, in accordance with such reasonable regulations as the Trustee and/or other registrar may prescribe and subject to payment of the costs referred to in Section 2.9(b) hereof.

(d) Neither the Trustee nor any other registrar or the Corporation shall be charged with notice of or be bound to see to the execution of any trust, whether expressed, implied or constructive, with respect to any Note, and the Trustee or any other registrar or the Corporation may transfer any Note on the direction of the Holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

(e) Except in the case of the Register required to be kept at the Trustee's principal office in the City of Calgary, the Corporation, with the approval of the Trustee, may at any time close any Register upon which the registration of any Note appears and transfer the records thereof to another existing Register or to a new Register and thereafter such Notes shall be deemed to be registered on such existing or new Register, as the case may be. Notice of such transfer shall be given to the Holders of such Notes prior to such transfer.

2.7 Persons Entitled to Payment

(a) The Holder for the time being of any Note shall be entitled to the principal monies, and interest evidenced by such Note, free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate Holder thereof and all persons may act accordingly and a transferee of a Note shall, after an appropriate form of Transfer is lodged with the Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Note Indenture or by any conditions contained in such Note or by law, be entitled to be entered on any of the appropriate Registers as the owner of such Note free from all equities or rights of set-off or counterclaim between the Corporation and his transferor or any previous Holder thereof, save with respect to equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

(b) Delivery to the Trustee by a Holder of a Note or the receipt of such Holder for the principal monies and interest evidenced by such Note shall be a good discharge to the Corporation, which shall not be bound to enquire into the title of such Holder, save as ordered by a court of competent jurisdiction or as required by statute. Neither the Corporation, the Trustee nor any registrar shall be bound to see to the execution of any trust affecting the ownership of any Note nor be affected by notice of any equity that may be subsisting with respect thereto.

(c) In the case of the death of one or more joint Holders, the principal monies of, and interest on any Notes may be paid or delivered to the survivor or survivors of such Holders whose receipt thereof shall constitute a valid discharge to the Trustee, any registrar, the Corporation and any paying agent.

2.8 Mutilation, Loss, Theft or Destruction

In case any of the Notes issued hereunder shall be mutilated, lost, stolen or destroyed, the Corporation, upon being furnished with the mutilated Note or evidence of such event (as applicable) and indemnity as hereinafter provided, shall issue, and thereupon the Trustee shall certify, a new Note upon surrender and cancellation of the mutilated Note, or in the case of a lost, stolen or destroyed Note, in lieu of and in substitution for the same, and the substituted Note shall be in a form approved by the Trustee and shall be entitled to the benefits of this Note Indenture equally with all other Notes issued or to be issued thereunder without preference or priority one over another. In case of loss, theft or destruction the applicant for a substituted Note shall furnish to the Corporation and the Trustee such evidence of such loss, theft or destruction as shall be satisfactory to them in their discretion and shall also furnish indemnity and security satisfactory to them in their discretion. The applicant shall pay all expenses incidental to the issuance of any substituted Note.

2.9 Exchanges of Notes

(a) Notes of any denomination may be exchanged for Notes of any other authorized denomination or denominations, any such exchange to be for Notes of an equivalent aggregate principal amount. Any exchange of Notes may be made at the offices of the Trustee or at the offices of any registrar where Registers are maintained for the Notes pursuant to the provisions of Section 2.6. Any Notes tendered for exchange shall be surrendered to the Trustee or appropriate registrar and shall be cancelled.

(b) Except as herein otherwise provided, upon any exchange of Notes of any denomination for other Notes and upon any transfer of Notes, the Trustee or other registrar may make a sufficient charge to reimburse it for any stamp or security transfer taxes or other governmental charge required to be paid and, in addition, a reasonable charge for its services and payment of the said charge shall be made by the party requesting such exchange or transfer as a condition precedent thereto.

2.10 Transfer

The Notes may be resold, distributed or transferred by the Holder at any time prior to the Maturity Date subject always to the provisions contained in the Notes and any applicable laws and required regulatory approvals, including, without limitation, applicable securities laws which restrict the sale and distribution of the Notes.

2.11 Option of Holder as to Place of Payment

Except as herein otherwise provided, all sums which may at any time become payable, whether at maturity or on a declaration or otherwise, on account of any Note or any interest shall be payable at the option of the Holder at any of the places at which the principal of and interest on such Note are payable.

2.12 Trustee Not Bound to Make Enquiries

The Trustee, prior to the certification and delivery of any Notes, under any of the provisions of this Article 2, shall not be bound to make any enquiry or investigation as to the correctness of the matters set out in any of the resolutions, opinions, certificates or other documents required by the provisions of this Note Indenture, but shall be entitled to accept and act upon the said resolutions, opinions, certificates and other documents. The Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable.

2.13 Extension

On or about September 30, 2022, the board of directors of the Corporation shall review the Corporation's business and the Corporation's business prospects. If this review, in the opinion of the board of directors of the Corporation, indicates that it is likely that the indebtedness of the Corporation evidenced by all but not less than all the Notes could be refinanced upon the Maturity Date on the same terms and conditions as herein contained, other than the interest rate to be applicable, for the period from January 1, 2023 to December 1, 2032 (the **"Extension Term"**), then provided such extension is requested by the Corporation and, if there are then any Non-Trust Holders, such extension and the interest rate to be applicable for the Extension Term (the **"Renewal Rate"**) are approved by a resolution of the Holders on or before September 30, 2022, the Maturity Date shall be extended to December 31, 2032 and the interest rate applicable to the Notes for the Extension Term shall be adjusted to the Renewal Rate, failing which the Maturity Date shall not be so extended. If the Maturity Date is to be so extended, the Trustee and the Corporation shall make arrangements to exchange Notes which are outstanding for Notes bearing the new Maturity Date and the interest rate applicable.

2.14 Redemption

From time to time and in any event not less frequently than each second anniversary of the date hereof, the board of directors of the Corporation shall review the Corporation's business and business prospects.

If this review, in the opinion of the board of directors of the Corporation, indicates that it is unlikely that the indebtedness of the Corporation evidenced by the Notes could be refinanced upon maturity of the Notes, then the Corporation may, provided there are then any Non-Trust Holders, such prepayment is approved by a resolution of the Holders, commence principal repayments on the Notes such that, in the opinion of the board of directors of the Corporation, the Notes will be fully repaid on or before the Maturity Date. In the events described in the preceding sentence, the Corporation's available cash shall be utilized to the extent required to fund such repayments in lieu of dividends, redemptions, reduction of capital or other distributions on or in respect of the Common Shares or any other shares of the Corporation. Accrued and unpaid interest shall be paid on any Notes concurrently with any principal repayments pursuant to this Section 2.14. In the event that the Corporation is to commence principal repayments on the Notes pursuant to this Section 2.14 and there is more than one holder thereof, the Notes shall be redeemed as near as may be pro rata as between the Holders and without discrimination or preference, based upon the aggregate principal amount of Notes held by them (rounded, if necessary, to the nearest One ($1.00) Dollar).

2.15 Prepayment

From time to time if the Corporation is prohibited by applicable law from declaring or paying a dividend or making a payment in respect of a redemption, reduction of capital attributable to or other distribution on or in respect of its Common Shares or other shares, but has available cash the distribution of which is considered advisable by the board of directors, the Corporation may, to the extent of such available cash, prepay all or any portion of the Notes and in that case the Corporation shall pay any accrued and unpaid interest on the Notes to be prepaid to the date of prepayment. In the event that the Corporation is to commence principal repayments on the Notes pursuant to this Section 2.15 and there is more than one Holder thereof, the Notes shall be prepaid as near as may be pro rata as between the Holders without discrimination or preference, based upon the aggregate principal amount of Notes held by them (rounded, if necessary, to the nearest One ($1.00) Dollar).

2.16 No Other Prepayment, Repurchase or Redemption

Except as provided in this Article 2, or upon the occurrence of an Event of Default, the Notes will not be purchased by the Corporation, repaid or redeemable at the option of the Corporation or by the Holders thereof prior to the Maturity Date.

ARTICLE 3
SUBORDINATION OF NOTES

3.1 Subordination

The Corporation covenants and agrees, and each Holder of a Note, by such Holder's acceptance thereof, likewise covenants and agrees, that the payment of the principal of, any interest on, and all other indebtedness, obligations and liabilities evidenced by each and all of the Notes and all other obligations of the Corporation hereunder (other than ordinary and regularly scheduled fees and out-of-pocket expenses of the Trustee) shall be and is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior indefeasible payment in full and in cash of all Senior Debt now outstanding or hereafter incurred and whether or not such subordination is specifically evidenced by a subordination agreement entered into by the Trustee on behalf of the Holders; provided that the Corporation shall not be precluded hereby from paying regularly scheduled interest on the Notes or, on

the Maturity Date or any Early Redemption Date, the principal amount thereof as long as at the relevant Interest Payment Date or the Maturity Date or any Early Redemption Date (as applicable) and immediately after the making of such payment no Senior Debt Default has occurred and is continuing. In the event that, notwithstanding the foregoing, and provided the Trustee has received actual notice thereof, including pursuant to Section 3.8 any payment or distribution of assets of the Corporation of any kind or character, whether in cash, property or securities, is received by the Trustee or the Holders of Notes during the continuance of a Senior Debt Default and before all Senior Debt is indefeasibly paid in full and in cash, such payment or distribution will be held in trust for the benefit of and will be paid over to the holders of such Senior Debt or their agent or other representative or to the trustee under any indenture under which any instruments evidencing any of such Senior Debt may have been issued, as their respective interests may appear, for application to the payment of all Senior Debt remaining unpaid until (taking into account any concurrent payment or distribution to the holders of such Senior Debt) all such Senior Debt has been paid indefeasibly in full and in cash. The provisions of this Article 3 are intended to be enforceable directly by each Person from time to time entitled to enforce any Senior Debt. The Corporation hereby declares itself to hold the benefits of this Article 3 in trust for each Person entitled to enforce any Senior Debt from time to time and will do and execute all such documents and things as may be necessary to enable any such Person to enforce the provisions of this Article 3.

3.2 Definition

For purposes of this Article 3:

(a) the words **"cash, property or securities"** will be deemed to include shares of the Corporation as reorganized or readjusted, or securities of the Corporation or any other corporation provided for by a plan of reorganization, arrangement or readjustment or indebtedness; and

(b) any reference to the **"indefeasible payment in full and in cash"** (or words to like effect) of Senior Debt means receipt by the holders of Senior Debt of indefeasible payment in cash of the full amount of such Senior Debt and all obligations of the Corporation in respect thereof; provided that if the holders of Senior Debt are entitled to and do receive any property or securities by virtue of the provisions hereof then, to the extent that they are able to dispose of such property or securities in a reasonable period after receipt (if the same are readily marketable) and do so in their discretion, the net proceeds of such disposition shall be considered (as between the holders of such Senior Debt and the Holders) to have been paid by the Holders hereunder to such holders of Senior Debt and to reduce the amount of such Senior Debt.

3.3 Distribution on Creditor Proceedings

(a) In the event of any Creditor Proceedings:

(i) the holders of all Senior Debt will be entitled to receive payment in full of the principal thereof, premium (if any), interest due thereon and all other indebtedness, obligations and liabilities relating thereto or comprising Senior Debt before the Holders of Notes will be entitled to receive any payment upon or in respect of the Notes or distribution of any kind or character, whether in cash, property or securities, that may be payable or deliverable in any such event in respect of any of the Notes;

(ii) any payment or distribution of assets of the Corporation of any kind or character, whether in cash, property or securities, to which the Holders of Notes or the Trustee would be entitled, except for the provisions of this Article, will be paid by the liquidating trustee or agent or other person making such payment or distribution, whether a trustee in bankruptcy, a receiver or liquidating trustee or otherwise, directly to the holders of Senior Debt or their agent or other representative or to the trustee under any indenture under which any instruments evidencing any of such Senior Debt may have been issued, as their respective interests may appear, to the extent necessary to indefeasibly pay in full and in cash all Senior Debt remaining unpaid after giving effect to any concurrent payment or distribution to the holders of such Senior Debt; and

(iii) in the event that, notwithstanding the foregoing, any payment or distribution of assets of the Corporation of any kind or character, whether in cash, property or securities is received by the Trustee or the Holders of Notes during the continuance of a Senior Debt Default and before all Senior Debt is indefeasibly paid in full and in cash, such payment or distribution will be held in trust for the benefit of and will be paid over to the holders of such Senior Debt or their agent or other representative or to the trustee under any indenture under which any instruments evidencing any of such Senior Debt may have been issued, as their respective interests may appear, for application to the payment of all Senior Debt remaining unpaid until (taking into account any concurrent payment or distribution to the holders of such Senior Debt) all such Senior Debt has been indefeasibly paid in full and in cash after giving effect to any concurrent payment or distribution to the holders of such Senior Debt.

(b) Upon any distribution of assets of the Corporation referred to in this Article 3, the Trustee and the Holders of Notes will be entitled to rely upon a Certificate of the liquidating trustee or agent or other person making any distribution to the Trustee or to the Holders of the Notes for the purpose of ascertaining the persons entitled to participate in such distribution, the holders of Senior Debt and other indebtedness, obligations and liabilities of the Corporation, the amount thereof or payable thereon, the amount paid or distributed thereon and all other facts pertinent thereto or to this Article.

3.4 No Payment to Noteholders In Certain Events

(a) Upon the maturity of any Senior Debt for any reason, including by lapse of time, acceleration or otherwise, all principal of, premium (if any) and interest on, and all other indebtedness, obligations and liabilities in respect of all such matured Senior Debt will first be indefeasibly paid in full and in cash before any payment on account of the Notes (whether principal, interest or otherwise) is made.

(b) Upon the happening of a Senior Debt Default, then, unless and until such Senior Debt Default has been cured or waived or has ceased to exist, no payment (by purchase of Notes or otherwise) will be made by the Corporation with respect to the principal of, any interest on or other amount owing under the Notes unless the Senior Debt Default has been cured or waived as evidenced by a certificate of the holder of the applicable Senior Debt or an agent or trustee thereof or the Senior Debt has been indefeasibly paid in full and in cash. In the event that, notwithstanding the foregoing, the Corporation makes any payment with respect to the Notes, then, unless and until such Senior Debt Default has been cured or waived or has ceased to exist as evidenced by a

certificate of the holder of the applicable Senior Debt or an agent or trustee thereof, such payments will be held in trust for the benefit of, and, if and when such Senior Debt becomes due and payable, will be paid over to, the holders of the Senior Debt or their agent or other representative or to the trustee under any indenture under which any instruments evidencing any of the Senior Debt may have been issued, as their respective interests may appear, for application to the payment of all Senior Debt remaining unpaid until all such Senior Debt has been indefeasibly paid in full and in cash, after giving effect to any concurrent payment or distribution to the holders of such Senior Debt.

(c) The fact that any payment hereunder is prohibited by this Section will not prevent the failure to make such payment from being an Event of Default or Default hereunder.

(d) If, pursuant to this Note Indenture, the Trustee shall declare the principal and interest of all Notes at any time outstanding to be due and payable because of the occurrence of an Event of Default (under circumstances when the provisions of the foregoing clauses (a) and (b) shall not be applicable) the Holders of the Notes shall be entitled to payment only after there shall first have been indefeasibly paid in full and in cash the Senior Debt outstanding at the time such Notes become due and payable because of such Event of Default.

(e) The Corporation shall not, so long as any Senior Debt is outstanding, pay, prepay, redeem, purchase or provide any cash, property or securities for any payment of or in respect of any of the Notes or any interest therein except, so long as no Senior Debt Default has occurred and is continuing, for regularly scheduled payments of interest on the Notes.

3.5 Payment of Notes Permitted

If the Trustee:

(a) receives a Certificate of the Corporation certifying that the Corporation is entitled to make a payment with respect to the Notes pursuant to the provisions hereof; and

(b) has not received written notice from or on behalf of any holder of any Senior Debt, notifying the Trustee of the happening of a Senior Debt Default or of the existence of any other facts that would result in the making of any payment with respect to Notes in contravention of the provisions of this Article 3 or, if it has received such written notice, it has subsequently received a certificate of such holder of Senior Debt confirming that such Senior Debt Default has been cured or waived or such facts no longer exist,

then the Trustee will be entitled to assume that such payment may be made, that no such Senior Debt Default has occurred and that no such facts exist and the Trustee may apply any money that may be received by the Trustee at such time pursuant to any provisions of this Note Indenture to the purposes for which the same were so received. Notwithstanding the foregoing, any such payment is subject to disgorgement if made contrary to this Article 3.

3.6 Subordination not to be Impaired

(a) The provisions of this Article 3, including without limitation the subordination provided in this Article 3, shall apply in all events and circumstances and notwithstanding any Creditor Proceedings.

(b) No right of any present or future holder of any Senior Debt of the Corporation to enforce the subordination as herein provided will at any time in any way be prejudiced or impaired by any act or failure to act in good faith, by any such holder, or by any noncompliance by the Corporation with the terms, provisions and covenants of this Note Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

3.7 Authorization of Noteholders to Trustee to Effect Subordination

(a) Each Holder of Notes by such Holder's acceptance thereof authorizes and directs the Trustee on such Holder's behalf to take such action as may be necessary or appropriate to enter into contractual subordination agreements (**"Subordination Agreements"**) with one or more holders of Senior Debt or a trustee or agent for it or them which may include terms in implementation of and/or in addition to the provisions of this Article 3, the grant of a power of attorney to a holder of Senior Debt to be exercised in any Creditor Proceedings to enforce the terms thereof, or provisions to bind any transfer of the Notes to the terms thereof.

(b) Without limiting or restricting the provisions of Section 3.7(a), each Holder, by such Holder's acceptance of a Note or Notes (i) specifically authorizes and directs the Trustee to, and specifically acknowledges, understands and agrees that the Trustee may, execute and deliver Subordination Agreements between the Trustee and the Banks; and (ii) acknowledges and agrees to be bound by the provisions of the Subordination Agreements notwithstanding the terms thereof are different from, and in addition to, those herein, subject always to the limitation that no provision of any such Subordination Agreement and no security interest therefor or judgment in respect thereof may be exercised or enforced against any property of the Holder other than any cash, property or securities distributed or paid to such Holder contrary to the provisions hereof.

3.8 Notice of Default under Senior Debt

The Corporation shall give the Trustee prompt written notice of the happening of any Senior Debt Default, and of any cure, waiver or withdrawal thereof, of which notice has been given to the Corporation.

3.9 Inapplicability in Certain Circumstances

The provisions of this Article 3 shall not be applicable to any cash, properties or securities received by the Trustee or the Holder of any Note as a holder of Senior Debt or a trustee or agent for any such Holder.

3.10 Actual Notice Required

Notwithstanding the provisions of this Article 3 or any other provisions of this Note Indenture, the Trustee shall not be charged with knowledge of the existence of any facts which would prohibit the making of any payment of moneys to the Trustee, or the application of such moneys by the Trustee in

accordance with the terms hereof, unless and until the Trustee shall have received written notice thereof or has actual knowledge thereof.

3.11 No Impairment Between Corporation and Holders

Nothing herein shall impair, as between the Corporation and the Holder of any Note, the obligation of the Corporation, which is unconditional and absolute, to pay the Holder the principal, premium, if any, and interest thereon in accordance with its terms, nor shall anything therein or herein prevent the Trustee or the Holder of any Note from exercising all the remedies otherwise permitted by applicable law or hereunder upon the occurrence of any Event of Default hereunder, subject to the rights, if any, under this Article 3 of holders of Senior Debt to receive cash, property or securities otherwise payable or deliverable to the Trustee or the Holders of the Notes, and subject to the provisions of Section 3.12.

3.12 Procedural Matters - Classification

Notwithstanding anything to the contrary herein or by applicable law provided, in the event of any classification of creditors of the Corporation on the commencement of or during any Creditor Proceedings, the indebtedness, obligations and liabilities represented by the Notes shall not, whether for purposes of voting or other procedural matters or distribution, be classified with any Senior Debt. For these purposes, **"voting"** includes any manner of expressing assent or dissent, including voting at a meeting in person or by proxy, written resolution or consent instrument or otherwise.

ARTICLE 4
COVENANTS OF THE CORPORATION

4.1 Positive Covenants

The Corporation hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Holders that so long as any Notes remain outstanding it will:

(a) duly and punctually pay and cause to be paid to the Holders (either directly or through the Trustee or an agent of the Trustee) the principal and any interest accrued thereunder at the dates and places, in the currency and in the manner prescribed herein and for such purpose, where payment is made through the Trustee or an agent of the Trustee, put the Trustee in funds adequate to effect such payments no later than 10:00 a.m. (Calgary time) on the due date or three days prior thereto where the Trustee is required to mail a cheque;

(b) maintain its corporate existence and carry on and conduct its business in a proper, efficient and business-like manner and in accordance with good business practice and will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and rights;

(c) keep proper books of account in accordance with generally accepted accounting principles;

(d) furnish the Trustee with copies of, and will provide directly to each Holder of Notes requesting same, all interim financial statements and annual audited (consolidated, if applicable) financial statements, and the report, if any, of the Corporation's auditors thereon;

(e) notify the Trustee immediately upon becoming aware of any Default or Event of Default hereunder;

(f) give to the Trustee notice, including reasonable particulars, of any action, suit or proceeding, to the knowledge of the Corporation, pending against or affecting the Corporation before any court or before any governmental department, commission or agency or arbitrator in Canada or elsewhere, which could result in any material adverse change in the business, or the operations, prospects or assets or in the condition, financial or otherwise, of the Corporation; and

(g) do, observe and perform or cause to be done, observed or performed all of the material obligations of the Corporation under all material agreements, leases, contracts and indentures and all material matters necessary to be done, observed or performed whether under any law or regulation of Canada, any province thereof, or any foreign country, or any municipality therein, or otherwise, in each case where non-compliance might give rise to a material adverse effect on the business or financial condition of the Corporation.

4.2 Trustee May Perform Covenants

If the Corporation fails to perform any covenant on its part herein contained, the Trustee may in its discretion, but (subject to Section 5.9) need not, notify the Holders of such failure or itself may but need not perform any of said covenants capable of being performed by it and, if any such covenant requires the payment or expenditure of money, it may but need not make such payment or expenditure with its own funds, or with money borrowed by or advanced to it for such purposes, but shall be under no obligation to do so and all sums so expended or advanced shall be repayable by the Corporation in the manner provided in Section 4.3, but no such performance or payment by the Trustee shall be deemed to relieve the Corporation from default hereunder.

4.3 To Pay Trustee's Remuneration

The Corporation will, from time to time, pay the Trustee's reasonable remuneration for its services hereunder together with all costs incurred by the Trustee pursuant to Section 10.7 and will repay to the Trustee on demand all monies which shall have been paid by the Trustee in and about the execution of the trusts hereby created including, without limitation, legal fees and expenses on a solicitor and his own client basis and all costs incurred by the Trustee in complying with any laws applicable to it as a result of its duties as Trustee hereunder, with interest at a rate to be agreed upon between the Trustee and the Corporation, from thirty (30) days after the date of receipt of the invoice from the Trustee to the Corporation with respect to such expenditure until repayment, and such monies and the interest thereon, including the Trustee's remuneration, shall be payable out of any funds coming into the possession of the Trustee in priority to any payment in respect of any of the Notes or interest thereon. The said remuneration shall continue to be payable until the trusts hereof shall be finally wound up and whether or not the trusts of this Note Indenture shall be in the course of administration by or under the direction of the court.

4.4 Negative Covenant

The Corporation shall not, nor shall it permit any of its Subsidiaries to sell or dispose of all or substantially all of its assets, except as permitted by and in compliance with Section 7.1 or subsection 8.11(c).

ARTICLE 5
DEFAULT

5.1 Events of Default

It shall be an Event of Default if:

(a) the Corporation makes default in repayment of the principal amount of the Notes or of any Note due and payable at maturity, upon acceleration or otherwise;

(b) the Corporation makes default in payment of any accrued and unpaid interest due on the Notes on an Interest Payment Date and the Corporation has failed to pay all such accrued interest (and interest thereon as set out in subsection 2.1(b)) in full within twelve (12) months of such Interest Payment Date;

(c) the Corporation makes default and demand for payment has been made under the provisions of any instrument, indenture or document evidencing Senior Debt having a principal amount outstanding in excess of One Million ($1,000,000) Dollars and fails to remedy the same within the curative period provided for therein or discharge the same or unless such default is waived and any acceleration is rescinded before the acceleration of the Notes;

(d) a decree or order of a court having jurisdiction is entered adjudging the Corporation a bankrupt or insolvent under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of the property of, the Corporation, or appointing a receiver of, or of any substantial part of the property of, the Corporation or ordering the winding-up or liquidation of its affairs, and any such decree or order continues un-stayed and in effect for a period of thirty (30) days;

(e) a resolution is passed for the winding-up or liquidation of the Corporation or if the Corporation institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of or of any substantial part of the property of the Corporation or makes a general assignment for the benefit of creditors;

(f) the Corporation shall neglect to observe or perform any other covenant or condition herein contained on its part to be observed or performed and, after notice in writing has been given by the Trustee to the Corporation specifying such default and requiring the Corporation to put an end to the same (which said notice may be given by the Trustee, in its discretion, and shall be given by the Trustee upon receipt of a Noteholders' Request) the Corporation shall fail to make good such default within a period of thirty (30) days, unless the Trustee (having regard to the subject matter of the default) shall have agreed to a longer period, and in such event, within the period agreed to by the Trustee;

(g) any proceedings concerning the Corporation are taken with respect to a compromise or arrangement under the *Companies' Creditors Arrangement Act* (or any act substituted therefor) or similar legislation of any other jurisdiction; or

(h) any encumbrancer takes possession of all or substantially all of the property of the Corporation or if a distress or execution or any similar process is enforced against such property and remains unsatisfied for so long as would permit any part of such property to be sold thereunder, or if a custodian or sequestrator or a receiver or receiver and manager or any other officer with similar powers is appointed for the Corporation or for all or substantially all of the Corporation's property.

5.2 Special Waiver by the Trust

If, at any time when the Trust is the Holder of all outstanding Notes, the Corporation is unable or unwilling to pay interest or principal payment on all Notes as required by this Note Indenture, the Corporation may request the Trust to delay immediate payment of all or part of the interest or principal payable on the Notes held by the Trust. If the Trust agrees to a delay, interest, principal and interest on overdue interest and principal shall continue to accrue and shall be payable by the Corporation five days after demand by the Trust. Failure to pay on or before the fifth day shall constitute an Event of Default. The Trust shall have, in respect of any delayed interest, principal or overdue interest and all other sums owed under the Notes held by it, equal priority with all other holders of Notes in respect of all sums owed under those Notes but for clarity shall have no preference or priority for delayed interest, principal or overdue interest.

5.3 Acceleration of Maturity

Upon the occurrence of an Event of Default, the Trustee may in its discretion and shall upon receipt of a Noteholders' Request, by notice in writing to the Corporation, declare the principal of and interest on all Notes then outstanding and all other monies outstanding thereunder to be due and payable and the same shall forthwith become immediately due and payable to the Trustee provided, that, notwithstanding the foregoing, upon the occurrence of an Event of Default described in subsections 5.1(d), 5.1(e) or 5.1(g), the principal and interest on all Notes then outstanding shall forthwith become immediately due and payable to the Trustee, anything therein or herein to the contrary notwithstanding and the Corporation shall, subject (as between the Holders and the Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other) to the terms of Article 3 hereof, forthwith pay to the Trustee for the benefit of the Holders such principal, accrued and unpaid interest and all other monies outstanding thereunder, together with interest at the Interest Rate on such principal, interest and such other monies until payment is received by the Trustee. Such payment when made shall be deemed to have been made in discharge of the Corporation's obligations under the Notes and any monies so received by the Trustee shall be applied in the manner provided in Section 5.13.

5.4 Remedies

Whenever an Event of Default has occurred the Holder(s) may, by Noteholders' Request, cause the Trustee to proceed to enforce their rights by any action, suit, remedy or proceeding authorized or permitted by law or by equity and to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have their claim lodged in any winding-up or other proceedings relative to the Corporation, provided however, that (as between the Holders and the Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other) the Trustee's right to proceed may be limited by the provisions of any Subordination Agreement entered into by the Trustee pursuant to Article 3 hereof.

5.5 Remedies not Exclusive

No remedy for the enforcement of rights of the Holder(s) under this Article 5 shall be exclusive of or dependent on any other such remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

5.6 Costs

The Corporation shall be liable to the Trustee for all costs incurred by the Trustee in connection with the enforcement of rights under this Note Indenture together with interest thereon, at a rate agreed upon between the Trustee and the Corporation but not less than the Interest Rate, from thirty (30) days after the date of receipt of the invoice from the Trustee to the Corporation with respect to such costs until the date payment thereof is received by the Trustee.

5.7 Delay

No delay or omission of the Trustee or any Holder to exercise any remedy shall impair any such remedy or be construed to be a waiver of default hereunder or acquiescence herein.

5.8 No Recourse Against Other Parties

Neither the Trustee nor the Holder(s) shall have any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director or officer of the Corporation for the payment of the principal or interest under any or all of the Notes or on any covenant, agreement, representation or warranty of the Corporation contained herein or in the Notes.

5.9 Notice of Events of Default

If an Event of Default shall occur and be continuing, the Trustee shall, within five (5) days after it becomes aware of the occurrence of such Event of Default give notice of such Event of Default to the Holders in the manner provided in Section 9.1; provided that, notwithstanding the foregoing, unless the Trustee shall have been requested to do so by a Noteholders' Request, the Trustee shall not be required to give such notice if the Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Holders and shall have so advised the Corporation in writing.

5.10 Waiver of Default

Upon the happening of any Event of Default hereunder:

(a) the Holders shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by Noteholders' Request, to instruct the Trustee to waive any Event of Default and the Trustee shall thereupon waive the Event of Default upon such terms and conditions as shall be prescribed in such requisition; and

(b) the Trustee, so long as it has not become bound to declare the principal and interest on the Notes outstanding to be due and payable, or to obtain or enforce payment of the same, shall have the power to waive any Event of Default if, in the Trustee's reasonable opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such

declaration theretofore made by the Trustee in the exercise of its discretion, upon such terms and conditions as the Trustee may deem advisable;

provided that no act or omission either of the Trustee or of the Holders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

5.11 Enforcement by the Trustee

(a) Subject to the provisions of Section 5.9 and to the provisions of any Extraordinary Resolution that may be passed by the Holders, in the event the Corporation shall fail to pay to the Trustee, forthwith after the same shall become due and payable in accordance with Section 5.3, the principal and interest on all Notes outstanding, together with any other amounts due hereunder, the Trustee, may, in its discretion and shall upon receipt of a Noteholders' Request, and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, but subject (as between the Holders and the Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other), to Article 3, proceed in its name as Trustee hereunder to obtain or enforce payment of the principal and interest on all Notes then outstanding together with any other amounts due thereunder, by such proceedings authorized by this Note Indenture or by law or equity as the Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Trustee shall act without such request, then by such proceedings authorized by this Note Indenture or by suit at law or in equity as the Trustee shall deem expedient.

(b) The Trustee shall be entitled and empowered, either in its own name or as trustee of an express trust, or as attorney-in-fact for the Holders, or in any one or more of such capacities, but subject (as between the Holders and the Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other) to Article 3, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Trustee and of the Holders allowed in any Creditor Proceedings relative to the Corporation or its creditors or relative to or affecting its property. The Trustee is hereby irrevocably appointed (and the successive respective Holders by taking and holding Notes shall be conclusively deemed to have so appointed the Trustee), but subject (as between the Holders and the Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other) to Article 3, the true and lawful attorney-in-fact of the respective Holders with authority to make and file in the respective names of the Holders or on behalf of the Holders as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the Holders themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such acts and things for and on behalf of such Holders, as may be necessary or advisable in the opinion of the Trustee, in order to have the respective claims of the Trustee and of the Holders against the Corporation or its property allowed in any such proceeding, and to receive payment of or on account of such claims, provided, however, that (i) nothing contained in this Note Indenture shall be deemed to give to the Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of the Holder, and (ii) all such rights shall be subject to Article 3.

(c) The Trustee shall also have power at any time and from time to time, but subject (as between the Holders and the Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other) to Article 3, to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Holders.

(d) All rights of action hereunder may be enforced by the Trustee without the possession of any of the Notes or the production thereof on the trial or other proceedings relative thereto. Any such suit or proceeding instituted by the Trustee shall be brought in the name of the Trustee as trustee of an express trust, and any recovery of judgment shall be for the ratable benefit of the Holders subject to the provisions of this Note Indenture. In any proceeding brought by the Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Note Indenture, to which the Trustee shall be a party) the Trustee shall be held to represent all of the Holders, and it shall not be necessary to make any Holders party to any such proceeding.

5.12 No Suits by Holders

No Holder of any Note shall have any right to institute any action, suit or proceeding at law or in equity for the purposes of enforcing payment of the principal or interest on the Notes or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the *Bankruptcy and Insolvency Act* (Canada) or to have the Corporation wound up or to file or prove a claim in any Creditor Proceeding or for any other remedy hereunder, unless: (i) such Holder shall previously have given to the Trustee written notice of the happening of an Event of Default hereunder; (ii) the Holders by Noteholders' Request shall have made a request to the Trustee and the Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; (iii) the Holders or any of them shall have furnished to the Trustee, when so requested by the Trustee, sufficient funds or security therefor and an indemnity satisfactory to the Trustee to cover the costs, expenses and liabilities to be incurred therein or thereby; (iv) the Trustee shall have failed to act within a reasonable time of receipt of such notification, request and offer of indemnity; and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Trustee, to be conditions precedent to any such proceedings, and (v) the bringing of any such action, suit or proceeding would not be contrary to Article 3.

5.13 Application of Monies by Trustee

Except as herein otherwise expressly provided, but subject (as between the Holders and the Trustee on the one hand and any Persons entitled to enforce any Senior Debt on the other) to Article 3, any money received by the Trustee from the Corporation pursuant to the foregoing provisions of this Article 5, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Corporation or in any other manner, shall be applied, together with any other monies in the hands of the Trustee available for such purpose as follows:

(a) first, in payment or in reimbursement of the Trustee of its compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Trustee in or about the execution of its trusts under, or otherwise in lawful relation to, this Note Indenture, with interest thereon as herein provided;

(b) second, but subject as hereinafter in this Section 5.13 provided, in payment, ratably and proportionately to the Holders in the following priority namely: first, accrued and unpaid interest and interest on amounts in default; thereafter, principal; unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal and interest as may be directed by such resolution; and

(c) third, in payment of the surplus, if any, of such monies to the Corporation or its assigns;

provided, however, that no payment shall be made pursuant to subsection 5.13(b) above contrary to Article 3 or with respect to the principal or interest of any Note held, directly or indirectly, by or for the benefit of the Corporation or any Subsidiary (other than any Note pledged for value and in good faith to a person other than the Corporation or any Subsidiary but only to the extent of such person's interest therein) except subject to the prior payment in full of the principal and interest of all Notes which are not so held.

5.14 Distribution of Proceeds

Payments to Holders of Notes pursuant to subsection 5.13(b) shall be made as follows:

(a) at least fifteen (15) days' notice of every such payment shall be given in the manner provided in Section 9.1 specifying the time when and the place or places where the Notes are to be presented and the amount of the payment and the application thereof as between principal and interest;

(b) payment of any Note shall be made upon presentation thereof at any one of the places specified in such notice and any such Note thereby paid in full shall be surrendered, otherwise a memorandum of such payment shall be endorsed thereon; but the Trustee may in its discretion dispense with presentation and surrender or endorsement in any special case upon such indemnity being given to it as it shall deem sufficient;

(c) from and after the date of payment specified in the notice, interest shall accrue only on the amount owing on each Note after giving credit for the amount of the payment specified in such notice unless the Note with respect to which such amount is owing is duly presented on or after the date so specified and payment of such amount is not made; and

(d) the Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Trustee may think necessary to provide for the payments mentioned in subsection 5.13(a), would be insufficient to make a distribution of at least five percent (5%) of the aggregate principal amount of the outstanding Notes, but it may retain the money so received by it and invest or deposit the same as provided in Section 10.9 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall not apply to a final payment or distribution hereunder.

5.15 Judgment Against the Corporation

The Corporation covenants and agrees with the Trustee that, in case of any judicial or other proceedings to enforce the rights of the Holders, judgment may be rendered against it in favour of the Holders or in favour of the Trustee, as trustee for the Holders, for any amount which may be proved to remain due with respect to the Notes and the interest thereon and any other monies owing hereunder.

ARTICLE 6
SATISFACTION, DISCHARGE AND REDEMPTION

6.1 Payment of Principal Amount

Subject to the provisions of Article 3, the principal amount and any interest due upon maturity of any Note outstanding shall be paid by the Corporation to the Trustee on the Maturity Date for payment to the Holder upon presentation and surrender of the Note by the Holder to the Trustee at the office of the Trustee in the City of Calgary. Upon payment of the principal amount together with any accrued and unpaid interest, the Note shall be cancelled by the Trustee.

6.2 Non-Presentation of Notes

In the event the Holder of any Note shall fail to surrender the same on the Maturity Date or give such receipt therefor, if any, as the Trustee may require, such monies shall be set aside by the Trustee in trust for such Holder, and no interest shall be payable to such Holder and such setting aside shall for all purposes be deemed a payment to the Holder of the sum so set aside, and to that extent such Notes shall thereafter not be considered as outstanding hereunder and the Holder shall have no right except to receive payment out of the monies so set aside upon surrender and delivery up of such Note.

6.3 Repayment of Unclaimed Monies

Any monies set aside under Section 6.2 and not claimed by and paid or delivered to Holders as provided in Section 6.2 within six (6) years after the date of such setting aside shall be repaid or returned to the Corporation by the Trustee on demand and thereupon the Trustee shall be released from all further liability with respect to such monies and thereafter the Holders with respect to which such monies were so repaid to the Corporation shall have no rights with respect thereto except to obtain payment or delivery of the monies due thereon from the Corporation up to such time as the right to proceed against the Corporation for recovery of such monies has become statute barred under the laws of the Province of Alberta.

6.4 Discharge

The Trustee shall at the request of the Corporation release and discharge this Note Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Corporation from its covenants herein contained (other than the provisions relating to the indemnification of the Trustee) upon proof being given to the reasonable satisfaction of the Trustee that the principal of and interest (including interest on amounts in default, if any) on all the Notes and all other monies or other consideration payable hereunder have been paid or satisfied or that, all the Notes having matured, payment of the principal of and interest (including interest on amounts in default, if any) on such

Notes and on all other monies or other consideration payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

ARTICLE 7
SUCCESSOR COMPANIES

7.1 Successor Companies

The Corporation shall not, except as sanctioned by subsection 8.11(c), enter into any transaction (whether by way of reconstruction, reorganization, consolidation, arrangement, amalgamation, merger, transfer, sale, lease or otherwise), other than the Arrangement, whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of such amalgamation or merger, of the continuing company resulting therefrom unless:

(a) such other person or continuing company is a company (herein called the "**successor company**") incorporated under the laws of Canada or any province thereof;

(b) the successor company shall execute, prior to, contemporaneously with or forthwith after the consummation of such transaction, such instruments (if any) as are satisfactory to the Trustee and in the opinion of Counsel are necessary or advisable to evidence the assumption by the successor company of the liability for the due and punctual payment of all the Notes and interest thereon and all other monies payable hereunder and the covenant of the successor company to pay the same and its agreement to observe and perform all the covenants and obligations of the Corporation under this Note Indenture;

(c) such transaction shall, in the reasonable opinion of the board of directors of the Corporation, be upon such terms as substantially preserve and do not impair in any material respect the rights or powers of the Trustee or the Holders hereunder and upon terms as are in no way prejudicial to the interests of the Holders; and

(d) no condition or state of facts shall exist as to the Corporation or the successor company either after the consummation of any such transaction and after giving full effect thereto or immediately after the successor company complying with the provisions of subsection 7.1(b) above which constitutes or would constitute, after notice or lapse of time or both, an Event of Default.

7.2 Vesting of Powers In Successor Corporation

Whenever the conditions of Section 7.1 have been duly observed and performed, the successor company shall be bound by the covenants and obligations of the Corporation under this Note Indenture and shall possess and from time to time may exercise each and every right and power of the Corporation under this Note Indenture in the name of the Corporation or otherwise and any act or proceeding by any provision of this Note Indenture required to be done or performed by any Directors or officers of the Corporation may be done and performed with like force and effect by the director's or officers of such successor company.

7.3 Notice of Completion of Arrangement

Upon the completion of the Arrangement by the filing of the court order approving the Arrangement and the articles of arrangement with the Director of Corporations under the Act, the Corporation shall provide notice in writing thereof to the Trustee confirming the completion of the Arrangement.

ARTICLE 8
MEETINGS OF HOLDERS

8.1 Right to Convene Meeting

The Trustee or the Corporation may at any time and from time to time and the Trustee shall on receipt of a request of the Corporation or a Noteholders' Request and upon being indemnified to its reasonable satisfaction by the Corporation or by the Holders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Holders. In the event of the Trustee failing within ten (10) days after receipt of any such request and such indemnity to give notice convening a meeting, the Corporation or such Holders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Calgary, or at such other place as may be approved or determined by the Trustee.

8.2 Notice of Meetings

At least twenty-one (21) days' notice of any meeting shall be given to the Holders by the Corporation or the Trustee, as the case may be, in the manner provided in Section 9.1 and a copy thereof shall be sent by courier to the Trustee, unless the meeting has been called by it. Such notice shall state the time and place the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat. The accidental omission to give notice of a meeting to any Holder shall not invalidate any resolution passed at any such meeting.

8.3 Chairman

A person, who need not be a Holder, nominated in writing by the Trustee shall be chairman of the meeting and if no person is so nominated, or if the person so nominated is not present within fifteen (15) minutes from the time fixed for the holding of the meeting, the Holders present in person or by proxy shall choose a person present to be chairman.

8.4 Quorum

Subject to the provisions of Section 8.12, at any meeting of the Holders a quorum shall consist of Holders present in person or by proxy and representing a majority in aggregate principal amount of the Notes outstanding. If a quorum of the Holders shall not be present within thirty (30) minutes from the time fixed for holding any meeting, the meeting, if summoned pursuant to a Noteholders' Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the first Business Day thereafter) at the same time and place and no notice shall be required to be given with respect to such adjourned meeting. At the adjourned meeting the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent a majority of the aggregate principal amount of the Notes outstanding. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting other than an adjourned meeting unless the required quorum is present at the commencement of business.

8.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Holders is present may with the consent of the Holders of a majority in aggregate principal amount of the Notes represented thereat adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

8.6 Show of Hands

Every question submitted to a meeting shall, subject to Section 8.7, be decided in the first instance by a majority of the votes given on a show of hands. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote with respect to the Notes, if any, held by him or the Holder whose proxy he holds.

8.7 Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting, when demanded by the chairman or by one or more Holders or proxies for Holders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Resolutions or matters other than those to be decided by Extraordinary Resolution shall, if a poll is taken, be decided by the votes of the Holders of a majority in aggregate principal amount of the Notes represented at the meeting and voted on the poll.

8.8 Voting

On a show of hands every person who is present and entitled to vote, whether as a Holder or as proxy for one or more Holders or both, shall have one vote. On a poll each Holder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote with respect to each One ($1.00) Dollar principal amount of Notes of which he shall then be the Holder. A proxy need not be a Holder. In the case of joint registered Holders, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them shall be present in person or by proxy, they shall vote together with respect to the Notes of which they are joint registered Holders.

8.9 Regulations

The Trustee, or the Corporation with the approval of the Trustee, may from time to time make and from time to time vary or revoke such regulations as it shall from time to time think fit providing for and governing:

(a) the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and for the production of the authority of any person signing on behalf of a Holder;

(b) the deposit of instruments appointing proxies at such place as the Trustee, the Corporation or the Holder convening the meeting, as the case may be, may, in the notice convening the meeting,

direct, and the time, if any, before the holding of the meeting or any adjournment thereof by which the same shall be deposited; and

(c) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be delivered, mailed or telecopied before the meeting to the Corporation or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as the Holders, or as entitled to vote or be present at the meeting with respect thereto, shall be Holders and persons whom Holders have by instrument in writing duly appointed as their proxies.

8.10 Persons Entitled to Attend Meetings

The Corporation and the Trustee (by their respective employees, officers and directors) and the legal advisers of the Corporation, the Trustee and any Holder, and any other Person permitted by the chairman to attend, may attend any meeting of the Holders, but such parties shall, unless otherwise entitled to do so, not be entitled to vote at such meeting.

8.11 Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Note Indenture or by law, a meeting of the Holders shall have the following powers exercisable from time to time only by Extraordinary Resolution, and subject (where applicable) to Section 3.12:

(a) power to consent to any modification, abrogation, alteration, compromise or arrangement of the rights of the Holders or the Trustee (with the prior written consent of the Trustee) against the Corporation, or against its property, whether such rights arise under this Note Indenture or the Notes or otherwise;

(b) power to consent to any modification of or change in or addition to or omission from the provisions contained in this Note Indenture or any Note which shall be requested by or agreed to by the Corporation and to authorize the Trustee to concur in and give effect to same by executing an indenture supplemental hereto embodying any modification, change, addition or omission;

(c) power to sanction any scheme for the reconstruction or reorganization of the Corporation or for the consolidation, amalgamation or merger of the Corporation with any other company or for the sale, lease, transfer or other disposition of the undertaking, property and assets of the Corporation or any part thereof, provided that no such sanction shall be necessary with respect to any such transaction if the provisions of Section 7.1 shall have been complied with;

(d) power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Note Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(e) power to waive and direct the Trustee to waive any Default or Event of Default hereunder or cancel any declaration made by the Trustee pursuant to Section 5.2 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(f) power to restrain any Holder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal of or interest on the Notes, or for the execution of any trust or power hereunder;

(g) power to direct any Holder who has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same, upon payment of the costs, charges and expenses reasonably and properly incurred by such Holder in connection therewith if the taking of such suit, action or proceeding shall have been permitted by Section 5.11;

(h) power to consent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation;

(i) power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in any such Extraordinary Resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Holders, such of the powers of the Holders as are exercisable by extraordinary or other resolution as shall be included in the resolution appointing the committee. The Extraordinary Resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be Holders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Holders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(j) power to authorize the distribution in specie of any shares, bonds, notes or other securities or obligations or cash or other consideration received hereunder or the use or disposal of the whole or any part of such shares, bonds, notes or other securities or obligations or cash or other consideration in such manner and for such purpose as may be deemed advisable and specified in such Extraordinary Resolution;

(k) power to authorize the Trustee or any other person or persons to (i) bid at any sale of the Corporation's properties or assets or any part thereof, (ii) to borrow the monies required to make any deposit at said sale or pay the balance of the purchase price and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased as security for the repayment of the monies so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such monies (in which event it, he or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon), (iii) to hold any property or assets so purchased (subject to any hypothec, mortgage, pledge, charge or lien to secure any monies so borrowed or advanced) in trust for all the Holders of the Notes outstanding at the time

of such sale pro rata in proportion to the amounts due to them thereon respectively for principal and interest before such sale, and to sell, transfer and convey the whole or any part or parts of the property or assets so purchased for such consideration in cash or in the shares, bonds, notes or other securities or obligations of any company formed or to be formed, or partly in cash and partly in such securities or obligations, and upon such terms and conditions as may be determined by such Extraordinary Resolutions of the Holders and, subject to such terms and conditions, to dispose of such cash, shares, bonds, notes or other securities or obligations not distributed pursuant to the provisions of subsection 8.11(j), (iv) until the sale, transfer or conveyance of the whole of such property or assets so purchased to maintain and operate such part of said property and assets as has not been disposed of, and for such purposes to borrow monies and to hypothecate, mortgage, pledge, charge, cede and transfer the property or assets so purchased, or any part thereof, as security for the repayment of the monies so borrowed and interest thereon, or itself, himself or themselves, as the case may be, to advance such monies (in which event it, he or they shall have a lien upon the property or assets so purchased for the amount so advanced and interest thereon), and (v) otherwise deal with such property and assets and the proceeds of any sale, transfer of conveyance thereof as the Holders may by such Extraordinary Resolution direct;

(l) power to remove the Trustee from office and to appoint a new trustee or trustees;

(m) power to sanction the exchange of the Notes for or the conversion thereof into shares, bonds, notes or other securities or obligations of the Corporation or of any company formed or to be formed;

(n) power to authorize the Corporation and the Trustee to grant extensions of time for payment of interest on any of the Notes whether or not the interest, the payment with respect to which is extended, is at the time due or overdue; and

(o) power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Holders or by any committee appointed pursuant to subsection 8.11(i).

8.12 Meaning of "Extraordinary Resolution"

(a) The expression **"Extraordinary Resolution"** when used in this Note Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Holders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article 8 at which the Holders of a majority in principal amount of the Notes outstanding are present in person or by proxy and passed by the affirmative votes of the Holders of not less than seventy-five percent (75%) of the aggregate principal amount of Notes represented at the meeting and voted on a poll upon such resolution.

(b) If, at any meeting referred to in subsection 8.12(a), the Holders of a majority in aggregate principal amount of the Notes outstanding are not present in person or by proxy within thirty (30) minutes after the time appointed for the meeting, then the meeting, if summoned by a Noteholders' Request, shall be dissolved; but in any other case it shall stand adjourned to such date, being not less than ten (10) days nor more than twenty (20) days later, and to such place and time, all as may be determined by the chairman. Not less than five (5) days' notice shall be given of the time and place of such adjourned meeting to the Holders in the manner provided in

Section 9.1. Such notice shall state that at the adjourned meeting the Holders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 8.12(a) shall be an Extraordinary Resolution within the meaning of this Note Indenture.

(c) Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

8.13 Powers Cumulative

It is hereby declared and agreed that any one or more of the powers of this Note Indenture stated to be exercisable by the Holders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or powers thereafter from time to time.

8.14 Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Holders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, with respect to the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

8.15 Instrument In Writing

All actions which may be taken and all powers that may be exercised by the Holders at a meeting held as hereinbefore in this Article 8 provided may also be taken and exercised by the Holders of seventy-five percent (75%) of the aggregate principal amount of all the outstanding Notes, by an instrument in writing signed in one or more counterparts and the expression **"Extraordinary Resolution"** when used in this Note Indenture shall include an instrument so signed.

8.16 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article 8 at a meeting of Holders shall be binding upon all the Holders, whether present at or absent from such meeting, and every instrument in writing signed by Holders in accordance with Section 8.15 shall be binding upon all Holders, whether signatories thereto or not, and each and every Holder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

8.17 Evidence of Rights of Holders

Any request, direction, notice, consent or other instrument which this Note Indenture may require or permit to be signed or executed by the Holders may be in any number of concurrent instruments of similar tenor and may be signed or executed by such Holders in person or by attorney duly appointed in writing. Proof of the execution of any such request or other instrument or of a writing appointing any such attorney or (subject to the provisions of this Article 8 with regard to voting at meetings of Holders) of the holding by any person of Notes shall be sufficient for any purpose of this Note Indenture if made in the following manner, namely, the fact and date of execution by any person of such request or other instrument or writing may be proved by the Certificate of any notary public, or other officer authorized to take acknowledgments of deeds to be recorded at the place where such Certificate is made that the person signing such request or other instrument in writing acknowledged to him the execution thereof or by affidavit of a witness of such execution or in any other manner which the Trustee may consider adequate.

The Trustee may, nevertheless, in its discretion require further proof in cases where it deems further proof desirable or may accept such other proof as it shall consider proper.

ARTICLE 9
NOTICES

9.1 Notice

Any notice required or permitted to be given hereunder shall be in writing and given by delivering, by post or courier, or by transmitting by telecopier (in the case of Corporation or the Trustee):

(a) to the Corporation, at:

3967336 Canada Inc.
1800, 255 – 5th Avenue S.W.
Calgary, Alberta
T2P 3G6
Attention: President
Facsimile: (403) 262-6977

(b) to the Holder at the address appearing on the Register, and if, in the case of joint Holders, more than one address appears in the Register in respect of such joint holding, notice shall be addressed to the first address so appearing; or at the option of such party giving notice, such notice may be given by publication twice in the Report on Business section of the National Edition of the Globe and Mail or similar section of any newspaper having national circulation in Canada; provided further that if there is no newspaper having national circulation, then by publishing twice in the business section of a newspaper in each city where the Register or Registers are maintained;

(c) to the Trustee at its principal office in the City of Calgary at:

Computershare Trust Company of Canada
Watermark Tower
Suite 710, 530 – 8th Avenue S.W.
Calgary, Alberta

T2P 3S8
Attention: Manager, Corporate Trust
Facsimile: (403) 267-6598

Any notice given as aforesaid shall be deemed to have been given at the time delivered or telecopied (provided complete transmission is confirmed) if delivered or facsimile to the recipient on a Business Day (in the city in which the addressee is located) and before 4:30 p.m. (local time in the city in which the addressee is located) on such Business Day, and otherwise shall be deemed to be given at 9:00 a.m. (local time in the city in which the addressee is located) on the next following Business Day (in the city in which the addressee is located) or, in the case of notice being given by publication, on the next following Business Day, after publishing such notice twice in the designated newspaper or newspapers. Any party may change its address for notice by notice to the other parties hereto given in the manner herein provided.

ARTICLE 10
CONCERNING THE TRUSTEE

10.1 No Conflict of Interest

The Trustee represents to the Corporation that at the date of execution and delivery by it of this Note Indenture there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 10.1, such a material conflict of interest exists, the validity and enforceability of this Note Indenture, and the Notes issued hereunder shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists but the Trustee shall, within ninety (90) days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 10.2.

10.2 Replacement of Trustee

(a) The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Corporation three (3) months' notice in writing or such shorter notice as the Corporation may accept as sufficient. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Trustee unless a new trustee has already been appointed by the Holders; failing such appointment by the Corporation, the retiring Trustee or any Holder may apply to a justice of the Court of Queen's Bench of Alberta, on such notice as such Justice may direct for the appointment of a new Trustee; but any new trustee so appointed by the Corporation or by the Court shall be subject to removal as herein provided by the Holders. Any new Trustee appointed under any provision of this Section shall be a company authorized to carry on the business of a trust company in all Provinces of Canada. On any new appointment the new trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

(b) Any company into which the Trustee may be merged or with which it may be consolidated or amalgamated or any company resulting from any merger, consolidation or amalgamation to which the Trustee shall be a party, shall be the successor Trustee under this Note Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Trustee or of the Corporation, the Trustee ceasing to act shall execute and deliver

an instrument assigning and transferring to such successor Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Trustee to the successor Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Corporation be required by any new trustee for more fully and effectively vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new trustee, be made, executed, acknowledged and delivered by the Corporation.

10.3 Duties of Trustee

(a) In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Note Indenture, the Trustee shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

(b) In addition to all other duties of the Trustee set forth herein, at all times while any Notes are outstanding, the Trustee shall, in addition, have the following responsibilities hereunder:

(i) to keep the Corporation's Note ledgers, Registers and branch Registers of transfers and unissued Notes and, subject to such general and particular instructions as may from time to time be given to it by or under the authority of the Board of Directors (which shall be in the form of a Written Direction of the Corporation), the Trustee shall:

(A) record the particulars of all transfers of Notes upon the appropriate Register of transfers or branch Register(s) of transfers;

(B) certify and issue Notes to the Holders entitled thereto, representing Notes held by or transferred to them, respectively;

(C) maintain the Registers of Holders and make such entries from time to time in the Registers as may be necessary in order that the account of each Holder of the Corporation may be properly and accurately maintained; and

(D) furnish to the Corporation, but at the Corporation's expense, at any time such statements, lists, entries, information and material concerning transfers and other matters prepared and undertaken by it as Trustee, including all documents, papers, information and material as it may have and the Corporation may require;

(ii) forthwith upon receipt of sufficient monies from the Corporation, to forward cheques or other transfer of funds by such means as considered appropriate by the Trustee representing payments of interest upon the Notes to the Holders thereof in accordance with the provisions of subsection 2.1(c) hereof;

(iii) upon receipt of sufficient monies upon the stated or accelerated maturity of the Notes, and subject to Article 3, to make all payments of principal or interest on the Notes to the Holders thereof as provided in this Note Indenture; and

(iv) promptly as and when due to make such recordings and filings as may be required to satisfy any statutory or regulatory duty imposed upon the Trustee and to provide the

Holders with any such statements and records as they may require to comply with any statutory or regulatory duties imposed upon the Holders in their capacity as Holders.

(c) All Notes shall be effectively and interchangeably transferable on the appropriate principal Register of transfers or on any appropriate branch Register(s) of transfers, regardless of where or when the Notes shall have been issued, and entry of the transfer of any Notes in the appropriate Register of transfers or in any one appropriate branch Register of transfers shall for all purposes be a complete and valid transfer.

(d) The Trustee may use its own judgment in the performance of its duties as trustee for the Corporation, but at any time it may apply to the Board of Directors of the Corporation or an officer of the Corporation or to such Counsel as the Corporation may from time to time determine at the expense of the Corporation, for instructions or advice, and the Corporation will fully protect and hold the Trustee harmless from all liability for any action taken, or not taken, by the Trustee in accordance with or pursuant to such instructions or advice that may be given to it.

(e) Subject to subsection 10.3(a) and the provisions of any applicable laws, except for its acts or omissions constituting fraud, gross negligence or wilful misconduct, the Trustee shall not be liable for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law and the Corporation agrees, at all times, to indemnify and save harmless the Trustee and its agents from and against all liability, claims, demands, action, suits or other proceedings by whomsoever made, prosecuted or brought and from all loss, costs, damages and expenses in any manner based upon, occasioned by or attributable to any act of the Trustee in the execution of its duties hereunder.

(f) The Trustee shall not incur any liability by refusing in good faith to effect any transfer of any Notes which, in its judgment is improper or unauthorized.

(g) The Trustee agrees to faithfully carry out and perform its duties hereunder and, on termination hereof and upon payment by the Corporation to the Trustee of all monies owing to the Trustee hereunder, to deliver over to the Corporation the Registers and branch Registers maintained by it and any documents connected therewith or with the Corporation transacted hereunder, and a receipt signed by an officer of the Corporation shall be a valid discharge of the Trustee.

10.4 Reliance Upon Declarations

In the exercise of its rights, duties and obligations hereunder the Trustee may, if acting in good faith, rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to and in accordance with any covenants, conditions and requirements of this Note Indenture. The Trustee shall not be liable for or by reason of any statements of fact or recitals in this Note Indenture or in the Notes (except in the Certificate of the Trustee thereon) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation. The Trustee shall not in any way be responsible for the consequence of any breach on the part of the Corporation or any of the Corporation's covenants contained herein.

10.5 Evidence and Authority to Trustee

(a) The Corporation shall furnish to the Trustee evidence of compliance with the conditions precedent provided for in this Note Indenture relating to any action or step required or permitted to be taken by the Corporation or the Trustee under this Note Indenture or as a result of any obligation imposed under this Note Indenture, including without limitation, the certification and delivery of Notes hereunder, the satisfaction and discharge of this Note Indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of the Corporation, forthwith if and when: (i) such evidence is required by any other Section of this Note Indenture to be furnished by the Trustee in accordance with the terms of this Section 10.5; or (ii) the Trustee, in the exercise of its rights and duties under this Note Indenture, gives the Corporation written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

(b) Such evidence shall consist of:

(i) a Certificate of the Corporation stating that any such condition precedent has been complied with in accordance with the terms of this Note Indenture;

(ii) in the case of a condition precedent for which compliance with is, by the terms of this Note Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Note Indenture; and

(iii) in the case of any such condition precedent for which compliance is subject to review or examination by auditors or accountants, an opinion or report of the auditors of the Corporation whom the Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Note Indenture.

(c) Whenever such evidence relates to a matter other than the certification and delivery of Notes and the satisfaction and discharge of this Note Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, valuator, engineer, surveyor, appraiser or other expert whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of the Corporation it shall be in the form of a statutory declaration.

(d) Each statutory declaration, Certificate, opinion or report with respect to compliance with a condition precedent provided for in this Note Indenture shall include: (i) a statement by the person giving the evidence that he has read and is familiar with those provisions of this Note Indenture relating to the condition precedent in question; (ii) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based; (iii) a statement that in the belief of the person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein; and (iv) a statement whether in the opinion of such person the conditions precedent in question have been complied with or satisfied.

(e) The Corporation shall furnish to the Trustee annually, on the anniversary date of this Note Indenture and at any other reasonable time if the Trustee so requires, its Certificate that the

Corporation has complied with all covenants, conditions or other requirements contained in this Note Indenture, the noncompliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such noncompliance. The Corporation shall, whenever the Trustee so requires, furnish the Trustee with evidence by way of statutory declaration, opinion, report or Certificate as specified by the Trustee as to any action or step required or permitted to be taken by the Corporation or as a result of any obligation imposed by this Note Indenture.

10.6 Certificate of the Corporation as Evidence

Except as otherwise specifically provided or prescribed by this Note Indenture, whenever in the administration of the provisions of this Note Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may rely upon a Certificate of the Corporation.

10.7 Experts, Advisers and Agents

The Trustee may:

(a) in relation to this Note Indenture, act on the opinion or advice of or information obtained from any solicitor, auditor, accountant, valuator, engineer, surveyor, appraiser or other expert, whether obtained by the Trustee or by the Corporation, or otherwise, and may employ such assistants as may be necessary to the proper discharge of its duties and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof. Any solicitors employed or consulted by the Trustee as Counsel may be, but need not be, solicitors for the Corporation.

10.8 Trustee May Deal In Notes

Subject to Section 10.1, the Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Notes and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby.

10.9 Investment of Monies Held by Trustee

(a) Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to the trusts hereof may be placed in the deposit vaults of the Trustee or of any Canadian chartered bank listed in Schedule I of the *Bank Act* (Canada) or deposited for safekeeping with any such bank.

(b) Unless otherwise provided in this Note Indenture, any monies held by the Trustee which under the trusts of this Note Indenture may or ought to be invested or which may be on deposit with the

Trustee or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee in securities issued or guaranteed by the Government of Canada or a province thereof, any Canadian chartered bank listed in Schedule I of the *Bank Act* (Canada) or the Trustee, provided that the security shall not have a maturity date of more than sixty (60) days from the date of investment. Unless the Corporation shall be in default hereunder or unless otherwise specifically provided herein, all interest or other income received by the Trustee in respect of such deposits and investments shall belong to the Corporation. Unless and until the Trustee shall have declared the principal of and interest on the Notes to be due and payable, the Trustee shall so invest such monies at the request of the Corporation.

(c) Pending the investment of any monies as hereinbefore provided, such monies may be deposited in the name of the Trustee in any chartered bank of Canada or, with the written consent of the Corporation, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits.

(d) Unless and until the Trustee shall have declared the principal of and interest on the Notes to be due and payable, and subject to Article 3, the Trustee shall pay over to the Corporation all interest received by the Trustee with respect to any investments or deposits made pursuant to the provisions of this Section.

10.10 Trustee Not Ordinarily Bound

Except as provided in Section 5.9 and as otherwise specifically provided herein, the Trustee shall not, subject to Section 10.3, be bound to give notice to any person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Corporation of any of the obligations herein imposed upon the Corporation or of the covenants on the part of the Corporation herein contained, nor in any way to supervise or interfere with the conduct of the Corporation's business, unless the Trustee shall have been required to do so by a Noteholders' Request or by an Extraordinary Resolution of the Holders passed in accordance with the provisions contained in Article 8, and then only after it shall have been indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing, nor in any way or at any time or on any conditions to supervise or interfere with the conduct of the Corporation's business.

10.11 Trustee Not Required to Give Security

The Trustee shall not be required to give any bonds or security with respect to the execution of the trusts and powers of this Note Indenture or otherwise in respect of this Note Indenture.

10.12 Trustee Not to Be Appointed Receiver

The Trustee and any person related to the Trustee shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertakings of the Corporation.

10.13 Trustee Not Bound to Act

Except as in this Note Indenture otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of the Corporation or of the Directors until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

10.14 Conditions Precedent to Trustee's Obligations to Act Hereunder

(a) The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Holders hereunder shall be conditional upon the Holders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(b) None of the provisions contained in this Note Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c) The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Holders at whose instance it is acting to deposit with the Trustee the Notes held by them for which Notes the Trustee shall issue receipts.

10.15 Authority to Carry on Business

The Trustee represents to the Corporation that at the date of execution and delivery by it of this Note Indenture it is authorized to carry on the business of a trust company in all Provinces of Canada. If the Trustee ceases to be so authorized to carry on business, the validity and enforceability of this Note Indenture and the Notes shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within ninety (90) days after ceasing to be authorized to carry on the business of a trust company in all Provinces of Canada either become so authorized or resign in the manner and with the effect specified in Section 10.2.

10.16 Acceptance of Trust

The Trustee hereby accepts the trusts in this Note Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Holders, subject to all the terms and conditions herein set forth.

ARTICLE 11
SUPPLEMENTAL INDENTURES

11.1 Supplemental Indentures

From time to time the Trustee and, when authorized by a resolution of the Directors, the Corporation, may, and they shall when required by this Note Indenture, but subject to obtaining any consent which

may be required under the terms of any agreement (including any Subordination Agreement referred to in Section 3.7), execute, acknowledge and deliver by their proper officers, deeds or indentures supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) adding to the covenants of the Corporation herein contained for the protection of the Holders or providing for Events of Default in addition to those herein specified;

(b) making such provisions not inconsistent with this Note Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Notes which do not affect the substance thereof, provided that the Trustee shall be of the opinion that such provisions and modifications will not be prejudicial to the interests of the Holders;

(c) giving effect to any Extraordinary Resolution passed as provided in Article 8, and where any such Extraordinary Resolution relates to an amendment of this Note Indenture, such amendment shall not be effective or binding until the supplemental indenture giving effect thereto has been executed and delivered by both the Corporation and the Trustee;

(d) giving effect to an extension of the Maturity Date pursuant to Section 2.13; and

(e) for any other purpose not inconsistent with the terms of this Note Indenture.

The Trustee may also, without the consent or concurrence of the Holders, by supplemental indenture or otherwise, concur with the Corporation in making any changes or corrections in this Note Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any deed or indenture supplemental or ancillary hereto, provided that in the opinion of Counsel the rights of the Trustee and the Holders are in no way prejudiced thereby.

11.2 Indenture Confirming or Evidencing Subordination

From time to time the Trustee may, and shall when requested by a Holder of Senior Debt, execute, acknowledge and deliver by its proper officers, such deeds, documents, instruments or indentures as may be reasonably required by such Holder of Senior Debt, to confirm, evidence or give effect to any of the provisions of Article 3 or to ensure that any Holders of Senior Debt receive the full benefit of Article 3 including, without limiting the generality of the foregoing, the provision of proxies by the Trustee to a Holder of Senior Debt for the purposes of Section 3.12.

ARTICLE 12
FORM OF NOTE

12.1 Form of Note

The form for all Notes to be issued pursuant to the Arrangement, the Certificate of the Trustee in respect thereof and the transfer panel thereon shall be as set forth in Schedule "A".

ARTICLE 13
EXECUTION AND FORMAL DATE

13.1 Execution

This Note Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

13.2 Formal Date

For the purpose of convenience this Note Indenture may be referred to as bearing formal date as set out on the first page hereof irrespective of the actual date of execution hereof.

IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

3967336 CANADA INC.

Per: (Signed) Stephanie Bunch

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: (Signed) Jacqueline Spink

Per: (Signed) Laura Leong

SCHEDULE "A"

FORM OF NOTE

The form for the Notes, the Certificate of the Trustee and the registration and transfer panel thereon shall be in the English language substantially as follows:

(Form of Note)

3967336 CANADA INC.

(incorporated pursuant to the laws of Canada)

12% UNSECURED, SUBORDINATED PROMISSORY NOTE

Certificate Number: ______________ **$ ______________**

DUE: December 1, 2022

3967336 Canada Inc. (herein referred to as the **"Corporation"**), for value received, hereby promises to pay to the registered holder hereof, ____,

on December 1, 2022, or on such earlier date as the principal amount hereof may become payable in accordance with the conditions herein set out and with the provisions of the Note Indenture hereinafter mentioned, on presentation and surrender of this Note, the sum of $________ in lawful money of Canada, at the corporate trust office of the Trustee in Calgary, Alberta at the option of the registered holder, and to pay interest thereon from and including March 31, 2003 at the Interest Rate, payable after as well as before maturity and after as well as before default and judgment, with interest on amounts in default at the same rate, on each Interest Payment Date.

As interest becomes due on this Note, but subject to the subordination provisions of the Note Indenture hereinafter described, the Corporation shall cause to be sent by prepaid ordinary mail a cheque or by other transfer of funds by such means as may be considered appropriate by the Trustee for such interest (less any tax required by law to be withheld therefrom) payable to the order of the Holder and addressed to it at its last address or account, as the case may be, appearing on the Register, unless the Holder otherwise directs. In the case of joint Holders, the cheque or other transfer of funds, as the case may be, shall be payable or issued to the order of all such joint Holders and addressed to them at the last address or account, as the case may be, appearing on the Register, unless such joint Holders otherwise direct. If more than one address or account appears on the Register in respect of such joint Holders, the cheque or other transfer of funds, as the case may be, shall be mailed or delivered, as the case may be, to the first address or account so appearing. In the event of non-receipt of any cheque or funds for interest by the Holder, the Corporation will cause to be issued to the Holder a replacement cheque or replacement transfer of funds for like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction, acting reasonably.

This Note is one of the Notes in lawful money of Canada issued under a Note Indenture (herein referred to as the **"Note Indenture"**) dated as of January 28, 2003 between the Corporation and Computershare Trust Company of Canada, as Trustee. The aggregate principal amount of Notes which may be authorized under the Note Indenture is limited to One Hundred and Ten Million One Hundred and Six Thousand Five Hundred and Fifty-One Dollars and Forty Cents ($110,106,551.40). Reference is hereby made to the Note Indenture and any instruments supplemental thereto for a statement and description of the terms and conditions upon which this Note is issued and the rights and remedies of the Holders of any of the Notes, the Corporation and the Trustee with respect thereto, all to the same effect as if the provisions of the Note Indenture and of any instruments supplemental thereto were herein set forth, to all of which provisions the registered Holder of this Note, by acceptance hereof, assents.

The Notes are issuable as fully registered Notes in a minimum dominations of One Hundred ($100) Dollars and integral multiples of One ($1.00) Dollar thereafter. Upon compliance with the provisions of the Note Indenture, Notes of any authorized denomination may be exchanged for an equal aggregate principal amount of Notes in any other authorized denomination or denominations.

All Notes issued under the Note Indenture rank equally and ratably without priority or preference. This Note is a direct obligation of the Corporation but is not secured by any mortgage, hypothec, charge or pledge.

All Notes issued under the Note Indenture are subordinated to Senior Debt on the terms and conditions set forth in the Note Indenture and the terms and conditions of any Subordination Agreement referred to in the Note Indenture.

Except to the limited extent set forth in the Note Indenture, the Corporation may not redeem, purchase or prepay this Note. The Holder hereof does not have the right to require the Corporation to redeem this Note at any time.

The principal amount hereof may become or be declared due before stated maturity on the conditions, in the manner, with the effect and at the times set forth in the Note Indenture.

This Note may only be transferred upon compliance with the conditions prescribed in the Note Indenture on the Registers to be kept at the principal office of the Trustee in the City of Calgary, and in such other place or places (if any) and/or by such other registrar or registrars (if any) as the Corporation with the approval of the Trustee and Trustee may designate, by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee and/or other registrar (it any) and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe, and then, only if such transfer shall have been duly entered on one of the appropriate Registers or noted on this Note by a proper registrar.

The Note Indenture contains provisions making binding upon all Holders of Notes outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments in writing signed by the Holders of a specified percentage of the aggregate principal amount of the Notes outstanding.

This Note shall not become obligatory for any purpose until it shall have been certified by the Trustee for the time being under the Note Indenture.

Unless otherwise defined, all initially capitalized terms used herein shall have the meanings ascribed to such terms in the Note Indenture.

In witness whereof 3967336 Canada Inc. has caused this Note to be signed by its duly authorized officers as of the ____ day of __________, 20__.

3967336 CANADA INC.

Per: ______________________________

THIS NOTE IS NOT VALID UNTIL CERTIFIED BY THE TRUSTEE.

TRUSTEE'S CERTIFICATE

This Note is one of the Notes referred to in the Note Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA, Trustee

Per: ______________________________
(Authorized Signature)

(Form of Transfer Panel)

Transfer Form

FOR VALUE RECEIVED the undersigned sells, assigns and transfers, without recourse, unto:

(Please print or typewrite name and address of assignee)

the within Note of 3967336 Canada Inc. and hereby irrevocably constitutes and appoints _______________ as the attorney of the undersigned to transfer the said Note on the Registers of the Notes due of the said Corporation, with full power of substitution in the premises.

Date: ________________________ ____

(Signature of Transferor)

The signature of the Transferor must correspond with the name written upon the face of this Certificate in every particular without alteration or enlargement or change whatsoever.

The signature of the registered holder of the within Note to the foregoing assignment must be guaranteed by a Schedule I major chartered bank, or trust company, or a member of an acceptable medallion guarantee program. The guarantor must affix a stamp bearing the actual words "Signature Guaranteed".

		____ **(Signature of Guarantor)**
Name of Assignee:		
Address of Assignee:		
Social Insurance No. of Assignee:		

ACCLAIM

Energy Trust

Stability Through Change

2002 Annual Report

TABLE OF CONTENTS

ANNUAL MEETING

The annual general meeting of Acclaim's unitholders will be Thursday, May 29, 2003 at 3:00 p.m. in the Ballroom of the Metropolitan Centre, 333 4th Avenue S.W., Calgary, Alberta. All unitholders are welcome to attend. Those unable to do so are invited to complete, sign and return a proxy form.

ABBREVIATIONS

ARTC	Alberta Royalty Tax Credit
bbls	barrels
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
GJ	gigajoule
mbbls	thousand barrels
mboe	thousand barrels of oil equivalent
mboe/d	thousand barrels of oil equivalent per day
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmbbls	million barrels
mmboe	million barrels of oil equivalent
mmbtu	million British thermal units
mmcf	million cubic feet
mmcf/d	million cubic feet per day
NGLs	natural gas liquids
WI	working interest
WTI	West Texas Intermediate

Acclaim Energy Trust was dramatically transformed in 2002 with the combination of Acclaim and Ketch Energy Ltd. in October plus the acquisition of Elk Point Resources Inc. in early 2003.



Acclaim now has a market capitalization of approximately $500 million, natural gas and light oil weighted production in excess of 20,000 barrels of oil equivalent per day, reserves of 68 million barrels of oil equivalent providing a reserve life index of 9.5 years and a land base that exceeds 400,000 net undeveloped acres.

Created in April 2001, Acclaim features an internalized management structure and currently distributes its cash flow monthly to unitholders on a 100 percent tax deferred basis. The Trust's tax deferred status is expected to continue into 2004.

Acclaim's trust units and convertible debentures trade on the Toronto Stock Exchange under the symbols AE.UN and AE.DB respectively. As of March 2003, the Trust had over 125 million units outstanding.

Acclaim's Past



2000

Interaction Resources Ltd.
Production
~ 3,200 boe/d

Interaction restructuring
New management team starts April 4
Share consolidation on 5:1 basis effective May 24
Name change to Ketch Energy Ltd. effective May 24

Highland Energy Inc.
Production
~ 1,800 boe/d

Interaction acquires Highland
(Announced in conjunction with Interaction restructuring)
Closing date: May 30

Caravan Oil and Gas Ltd.
Production
~ 1,800 boe/d

Ketch Energy acquires Caravan
Closing date: November 23



2001

Ketch Energy Ltd.
Production
~ 7,400 boe/d

Post Energy Corporation
Production
~ 6,700 boe/d

Ketch Energy acquires Post
Closing date: July 9
Spinoff: Kick Energy Corporation

Danoil Energy Ltd.
Production
~ 6,300 boe/d

Danoil merges with Western Facilities to create Acclaim Energy Trust
Closing date: April 23
Danoil shareholders receive one Acclaim unit per Danoil share
Western Facilities units are consolidated on 14:1 basis and changed into Acclaim units

Western Facilities Fund
Production ~ nil

production increase

financial stability



13,000
0
99
00
01
02
Production
(boe/d)



70
0
99
00
01
02
Cash Flow
($ millions)

Laying the Foundation



2002
2003
Ketch Energy Ltd.
Production
~ 9,700 boe/d
Acclaim combines with Ketch Energy
Closing date: October 1
Spinoff: Ketch Resources Ltd.
Acclaim Energy Trust
Current production including Elk Point ~ 20,500 boe/d
Market capitalization ~ $500 million
Enterprise value ~ $700 million
Elk Point Resources Inc.
Production
~ 6,000 boe/d
Acclaim acquires Elk Point
Closing date: January 28
Spinoff: Burmis Energy Inc.
Acclaim Energy Trust
Production
~ 5,300 boe/d
quality assets
positioned for growth
60
0
99
00
01
02
Reserves
(mmboe established)
350,000
0
99
00
01
02
Undeveloped Land
(net acres)

Acclaim's Present

B.C.
Alberta
Sask.
Northern Region
Central Region
East Central Region
Western Region
Southern Region
Edmonton
Calgary



Production
~ 20,500 boe/d
Reserves
~ 68,000 mboe established
Natural Gas 53%
Oil & NGLs 47%
Natural Gas 48%
Oil & NGLs 52%

Building for the Future

Northern Region	*Central Region*	*Western Region*	*East Central Region*	*Southern Region*
Natural Gas 69%; Oil & NGLs 31%	Natural Gas 69%; Oil & NGLs 31%	Natural Gas 68%; Oil & NGLs 32%	Natural Gas 27%; Oil & NGLs 73%	Natural Gas 12%; Oil & NGLs 88%
73,000	*160,000*	*62,000*	*65,000*	*46,000*

net undeveloped acres



Undeveloped Land
~ 406,000 net acres



Northern 18%
Central 40%
Western 15%
East Central 16%
Southern 11%

Capitalization
~ $700 million



Debt 22%
Equity 78%



5
Acclaim Energy Trust

Highlights

- On October 1, Acclaim merged with Ketch Energy Ltd., in a deal valued at $390 million, creating a substantial oil and gas energy trust weighted towards natural gas.
- On November 27, Acclaim announced the $174 million acquisition of Elk Point Resources Inc., which further enhanced the Trust's weighting towards natural gas.
- The combination of Acclaim, Ketch Energy and Elk Point has created a solid foundation for future growth and financial stability.
- Acclaim unitholders realized a 40 percent total return in 2002 and received cash distributions on a 100 percent tax deferred basis.

ACCLAIM ENERGY TRUST - 2002 TOTAL RETURN: 40%


Acclaim Energy Trust
S&P TSX Oil & Gas Producers
S&P TSX Energy Trust Index
S&P TSX Index
60%
40%
20%
0%
-20%
-40%
J F M A M J J A S O N D
Months

2002 CASH DISTRIBUTIONS PER UNIT

Production Month	Payment Month	Pre-Combination Acclaim Distribution (CDN$)	Post-Combination Acclaim Distribution (CDN$)
December '01	January	0.05	-
January	February	0.05	-
February	March	0.05	-
March	April	0.05	-
April	May	0.05	-
May	June	0.06	-
June	July	0.06	-
July	August	0.06	-
August	September	0.06	-
September	October	0.06	-
October	November	-	0.065
November	December	-	0.065
December	January '03	-	0.065

The business combination of Acclaim and Ketch Energy occurred October 1, 2002 and was pursuant to a Plan of Arrangement dated August 21, 2002. It has been accounted for as a reverse takeover of Acclaim by Ketch Energy as the shareholders of Ketch Energy became the controlling unitholders of Acclaim after the business combination. Under the reverse takeover form of accounting, Ketch Energy is deemed to have acquired Acclaim. The consolidated financial statements of the Trust for the year ended December 31, 2002 include the results of Ketch Energy for the full year 2002 and those of Acclaim from the date of deemed acquisition on October 1, 2002. All comparative figures and references to prior years in the following highlights are those of Ketch Energy.

Except where noted, financial and operating results in this report do not reflect Acclaim's acquisition of Elk Point Resources Inc. on January 28, 2003.

The fourth quarter marks the first three months of operations since the combination of Acclaim and Ketch Energy on October 1, 2002.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three Months Ended December 31	Years Ended December 31	
($000s, except where indicated)	**2002**	**2002**	**2001**
FINANCIAL			
Oil and gas revenue, before royalties	44,791	118,909	112,880
Hedging gains (losses)	(3,215)	546	5,529
Cash flow from operations	21,174	59,259	65,051
Per unit - basic	$0.22	$0.94	$1.71
Per unit - diluted	$0.21	$0.92	$1.67
Net income (loss)	1,711	(1,544)	13,783
Per unit - basic	$0.02	$(0.02)	$0.36
Per unit - diluted	$0.02	$(0.02)	$0.35
Capital expenditures (net)	4,870	59,331	49,454
Bank debt	73,355	73,355	128,074
Working capital deficiency	12,503	12,503	6,551
Trust units outstanding			
Basic[1]	98,099	98,099	48,090
Assuming full dilution[1,2]	116,332	116,332	52,828
OPERATIONS			
Average daily production			
Natural gas *(mcf/d)*	44,079	43,441	40,674
Crude oil *(bbls/d)*	6,325	3,971	2,669
NGLs *(bbls/d)*	1,417	1,331	973
Barrels of oil equivalent *(boe/d)*	15,089	12,542	10,421
Average selling price			
Natural gas *($/mcf)*	5.36	3.71	4.91
Natural gas - net of hedging *($/mcf)*	4.98	4.03	5.28
Crude oil *($/bbl)*	35.03	35.28	33.73
Crude oil - net of hedging *($/bbl)*	32.11	32.14	33.69
NGLs *(CDN$/bbl)*	20.58	18.48	20.26
Combined before hedging *(CDN$/boe)*	32.27	25.97	29.68
Combined net of hedging *(CDN$/boe)*	29.95	26.09	31.13
Wells drilled			
Gross	10	42	56
Net	5.5	32.1	36.7
Success rate	91%	83%	85%

[1] *Comparatives for December 31, 2001 are based on the conversion ratio of 1.15 units for each Ketch Energy share, option or warrant then outstanding.*

[2] *Full dilution assumes conversion of all convertible debentures at $3.90 per Acclaim unit, the conversion of the preferred shares, the exercise of all outstanding options and in 2001 the exercise of warrants.*

Message to the Unitholders



J. Paul Charron
President and Chief Executive Officer

Two corporate acquisitions and a near fourfold increase in market capitalization, production, reserves and undeveloped land dramatically transformed and repositioned Acclaim Energy Trust in 2002.

HIGHLIGHTS OF 2002

Acclaim's exciting year of change featured numerous highlights:

- *Merged with Ketch Energy Ltd. on October 1, 2002 in a deal valued at $390 million.*
- *Announced the $174 million acquisition of Elk Point Resources Inc. on November 27, 2002, which closed at the end of January 2003.*
- *Increased market capitalization from less than $150 million at the beginning of 2002 to more than $500 million upon closing of the Elk Point acquisition.*
- *Altered the production mix to create a trust weighted towards high netback natural gas and light oil. Increased production from approximately 6,000 boe/d at the beginning of 2002, consisting of 34 percent natural gas, 35 percent heavy oil and 31 percent light oil and NGLs, to more than 20,000 boe/d at the end of January 2003, consisting of 53 percent natural gas, 39 percent light oil and NGLs and only 8 percent heavy oil.*
- *Increased established reserves nearly four times from 18.5 mmboe in January 2002 to 68.0 mmboe in January 2003 with a commodity mix consistent with Acclaim's current production.*
- *Established five core production areas, four in Alberta and one in Saskatchewan.*
- *Increased undeveloped land holdings by more than three times to approximately 406,000 net acres at the end of January 2003.*
- *Increased monthly distributions from $0.05 per unit at the beginning of the year to $0.065 per unit by the end of the year for a total return including capital appreciation of 40 percent. All cash distributions were100 percent tax deferred.*

MANAGING CHANGE

The biggest change of the year began in July 2002 when Acclaim announced a highly anticipated corporate transaction. The reverse takeover of Acclaim by Ketch Energy Ltd. saw Acclaim increase its market capitalization from $155 million at the time to more than $400 million. The deal allowed Acclaim to retain its 100 percent tax deferred status while transforming the Trust into a strong intermediate oil and gas energy trust with high quality assets, a balanced commodity mix, an enhanced reserve life index and a low cost structure.

As part of the deal, Acclaim internalized the management contract and concurrently Jack Lee stepped aside as President and Chief Executive Officer to become Vice Chairman of the Board of Directors. The termination of Acclaim's management contract eliminated the need to pay acquisition, disposition and management fees.

Four members of Acclaim's new seven member management team were brought over from Ketch Energy where they had successfully combined Interaction Resources Ltd., Highland Energy Inc., Caravan Oil and Gas Ltd. and Post Energy Corporation in a span of less than two years. New compensation programs for Acclaim were implemented to align management and employee interests with those of unitholders.

Not long after the Ketch Energy transaction closed, Acclaim announced its first acquisition under the direction of the new management team. The Elk Point acquisition, announced on November 27, 2002, was valued at $174 million and included high quality natural gas and light oil assets located primarily in the attractive operating areas of west central Alberta and the Peace River Arch. As part of the acquisition, Acclaim purchased 6,000 boe/d of natural gas and light oil production and an estimated 16.0 mmboe of proven and 18.2 mmboe of established reserves. At $10.00 per boe for proven reserves, $8.75 per boe for established reserves and $25,900 per producing boe, the acquisition parameters were exceptional relative to recently announced transactions. The acquisition will be accretive to 2003 cash flow per unit and also accretive on a per unit basis to reserves, production and net asset value. As with the Ketch Energy transaction, Acclaim maintained its 100 percent tax deferred distributions.

Acclaim's two corporate transactions transformed the Trust. After the Elk Point acquisition closed on January 28, 2003, Acclaim's market capitalization grew to more than $500 million with a total enterprise value greater than $700 million. Established reserves evaluated by our independent engineers now total 68 mmboe and provide a solid reserve life index of 9.5 years. Undeveloped land has increased to more than 400,000 net acres and daily production currently exceeds 20,000 boe/d.

Equally as significant as Acclaim's growth in overall production has been Acclaim's improved production mix. Prior to the Ketch Energy transaction, Acclaim's gas production represented 34 percent of overall production, light oil and NGLs comprised 31 percent and heavy oil made up 35 percent. The combination with Ketch Energy and the Elk Point acquisition have dramatically altered the production mix reducing heavy oil to only 8 percent of production while natural gas and conventional oil and NGLs have increased to 53 percent and 39 percent respectively.

ACHIEVING STABILITY

Although Acclaim changed significantly in 2002, we believe these changes have improved stability for the unitholders. Acclaim's dramatic increase in production, reserves and market capitalization and the shift to an asset base weighted towards natural gas and light oil have positioned the Trust to thrive in the high commodity price environment we currently enjoy and to be resilient through the price cycles that characterize the oil and gas industry.

Message to the Unitholders

The combination of Acclaim, Ketch Energy and Elk Point has provided the Trust with a solid foundation. Our mission is to become one of the premier oil and gas energy trusts. Our goals are to provide above average returns to our unitholders and to establish a reputation for consistency, reliability and integrity. Success in our business is driven by people, and to that end, our objective is to develop a positive work environment which is both dynamic and rewarding. We are very pleased with the skilled professionals we have at Acclaim and look forward to their continued contributions in 2003 and beyond.

Acclaim increased its distributions twice in 2002, first from $0.05 to $0.06 per unit in May and then to $0.065 per unit subsequent to closing the Ketch Energy transaction. Investors who purchased Acclaim units at the beginning of 2002 realized an after tax return of 20.7 percent for the year based solely on distributions. The total return for the year including capital appreciation was 40 percent.

Acclaim's intention is to use bank debt prudently and effectively. After closing the Elk Point acquisition, Acclaim's bank debt of approximately $140 million was in line with its peers at about 1.2 times cash flow. The Trust is committed to prudent levels of bank debt in order to maximize growth without putting the Trust at risk in the event of a downturn in commodity prices.

The Trust also manages commodity price risk with an active hedging program designed to ensure long-term stable cash distributions for unitholders, while providing access to commodity price increases. At any given time, Acclaim strives to have downside protection on approximately 50 percent of its production, while retaining upside potential primarily through the use of puts and collars. At the beginning of 2003, Acclaim had downside commodity price protection on 50 percent of the 2003 production of oil and natural gas at average prices of US$23.90 per bbl and $5.08 per mcf respectively.

THE NEW INTERMEDIATES

While commodity prices and stock markets were volatile in 2002, income trusts proved to be resilient. The TSX Income Trust Index posted a total return of 13 percent in 2002 while the broader TSX Index declined 12 percent on a total return basis. With 42 new income trusts introduced in 2002, the capitalization of income trusts increased from $29 billion in January 2002 to more than $44 billion at the end of the year. Energy trusts alone increased market capitalization from $7.6 billion at the beginning of 2002 to currently more than $13.2 billion.

In an environment where mid-sized Canadian exploration and production companies are disappearing, conventional oil and gas trusts have developed into a vital intermediate sector and now account for more than 400,000 boe/d of production. Acclaim's increasing size, together with its knowledge of the Western Canadian Sedimentary Basin, puts the Trust in a strong position to exploit its assets efficiently and compete for corporate and property acquisitions.

OUTLOOK

As Acclaim looks forward, the Trust's continued growth will be driven both internally and externally. Internally, Acclaim will strive to exploit opportunities from its expansive undeveloped land base of more than 400,000 net undeveloped acres through low-risk development drilling, recompletions and facility optimizations. Acclaim expects to spend $25 million to drill 35 to 40 wells (20 to 25 net) in 2003. In addition, with a high quality farm-out and joint venture inventory, the Trust is pursuing opportunities to increase unitholder value through additional activity on its land. Ketch Resources Ltd. has committed to spend $10 million on Acclaim land acquired in the Ketch Energy combination and to date has drilled two successful natural gas wells. In addition, Burmis Energy Inc., created during the Elk Point acquisition, has farmed in on 25,000 net acres of undeveloped Elk Point lands. Acclaim continues to review other joint venture and farm-in proposals with the objective of having a total of $25 million of third party funds invested in its opportunity rich lands. These arrangements allow Acclaim to add reserves and production at little or no cost to the Trust.

Externally, Acclaim continues to take a disciplined approach in the pursuit of both corporate and property acquisitions. The Trust is committed to completing transactions that are accretive on a per unit basis to cash flow, reserves, net asset value and production. Although growth for growth's sake is not the intention, increased size will provide greater stability, liquidity, access to capital markets and added value to our unitholders.

Several world events continue to affect our business. The threat of crude oil supply disruptions was tempered by the effects of the war in Iraq. This, coupled with lack of demand growth associated with a weak US economy, has resulted in significant reductions in near-term crude oil prices. However, on a historic basis, crude oil prices remain strong in the US$27 to US$30 range. In addition, natural gas prices also remain strong due to concerns surrounding historically low storage levels of natural gas. Given the strength of both commodities, Acclaim is well positioned with a portfolio weighted towards natural gas and light oil and continues to pursue opportunities to further complement this balance. These arrangements allow Acclaim to add reserves and production at little or no cost to the Trust.

Acclaim will also remain disciplined with our hedging strategy to provide downside protection in order to ensure stable distributions for unitholders. Acclaim targets continued payout of 80 to 90 percent of its cash flow and expects distributions to be made on a 100 percent tax deferred basis for 2003 and into 2004. We look forward to another exciting and eventful year.

We would like to take this opportunity to thank the members of Acclaim's Board of Directors for their support and all of Acclaim's employees for their diligence and dedication during a successful and dynamic year.

J. Paul Charron
President and Chief Executive Officer
March 28, 2003

Robert G. Brawn
Chairman of the Board

Acclaim's operations consist of a blended portfolio of oil and natural gas properties with considerable upside potential in

five operated regions

located in Alberta, British Columbia and Saskatchewan.

The Trust operates 85 percent of its production and has an enviable land position which exceeds

400,000 net undeveloped acres

and a quality farm-out and joint venture inventory.

The combination of Acclaim, Ketch Energy and Elk Point provides the Trust with

significant exploitation opportunities

including an inventory of 185 development drilling prospects and 50 recompletions and workovers on existing wells.

R12
R2W6
R16
Ogston
T85
Parkland
Tangent
T80
Pouce Coupe
Valhalla
NORTHERN REGION

■ Acclaim land

Overview

Acclaim's northern region consists of properties in the Peace River Arch and Red Earth areas of Alberta and Parkland area of British Columbia. Acclaim currently produces 14.0 mmcf/d of natural gas and 1,050 bbls/d of oil and NGLs from the region of which 70 percent is operated. Acclaim also has 73,000 undeveloped net acres in the northern region.

The Tangent property is located in a natural gas prone area of northern Alberta with significant multi-gas formations ranging from the shallow Cretaceous Dunvegan to the deeper Debolt. This variety of producing horizons provides the Trust with an array of low risk, high quality gas production. The Ogston Red Earth property has significant upside potential for Slave Point enhanced oil recovery development scheme. Drilling activity throughout 2002 has positioned the Trust to commence waterflood operations by late 2003 to continue to develop the Ogston area.

Opportunities

Acclaim expects to drill a number of natural gas prospects in the northern region in 2003 as well as implementing two waterflood projects targeting oil in Valhalla and Ogston. Acclaim is also targeting incremental oil production in Spirit River. In Tangent, the Trust plans to optimize its pipelines and facilities as it targets gas in the area through a focused workover and infill drilling program. Acclaim also plans infill drilling to target gas locations in Pouce Coupe.

Review of Operations

R9
R3W5
R23
T60
T52
Thunder
Greencourt
Morinville
Newton
Golden Spike
CENTRAL REGION

■ *Acclaim land*
□ *Western Region acreage (see next page)*

Overview

The central region, adjacent to Edmonton, Alberta, is one of the Trust's key assets. The Morinville and Golden Spike properties have a number of high quality development opportunities for both oil and liquids rich, natural gas. The oil production in the area originates in the Devonian aged Wabamun and Leduc formations while the natural gas and liquids come from the Lower Mannville Ellerslie sandstone reservoirs.

Acclaim owns and operates the gathering and processing facilities in the Morinville area, thereby eliminating third party costs and generating custom processing revenues. Acclaim has also developed a contractual agreement with ATCO Midstream to have our liquids rich natural gas processed at the Carbondale and Golden Spike gas processing facilities.

Acclaim operates 95 percent of the 6,900 boe/d of production from this region which includes a substantial 160,000 acres of prospective net undeveloped acres.

Opportunities

Acclaim expects to target gas in 2003 through infill drilling on its Golden Spike, Morinville, Thunder and Newton locations in the central region. Acclaim is targeting oil with infill drilling on its Acheson, Spruce Grove and Yekau Lake properties in the Golden Spike Area. At Yekau Lake, Acclaim is currently working with the Enoch Cree First Nation Band to initiate a secondary recovery waterflood project and plans to upgrade its water injection facilities.


R18
R12
R6W5
T54
T48
Bigoray
Lobstick
Pembina
Brazeau
Westrose
WESTERN REGION
Acclaim land

Overview

The western region represents a substantial amount of the assets acquired with the acquisition of Elk Point. Acclaim operates 73 percent of the 3,200 boe/d of production from this area.

This region features high quality drilling prospects in Bigoray, Westrose and Pembina. The gas production in the area comes primarily from the Glauconite, Cardium, Edmonton and Scollard formations while the oil production originates in the Cardium and Pekisko formations. Acclaim's undeveloped land position in this region totals 62,000 net undeveloped acres.

Opportunities

Acclaim plans infill drilling on several locations in its western region in 2003. The Trust is targeting gas at Brazeau, Westerose and Lobstick. Acclaim expects to target oil through infill drilling at Bigoray and Pembina, where the Trust also plans to implement a waterflood project and upgrades to its water injection facilities.

Review of Operations


R20
R8W4
R21
Lloydminster
Baldwinton
T44
Sedgewick
Bashaw
Provost
Lanes Lake
T34
Dodsland
West Drumheller
EAST CENTRAL REGION
Acclaim land

Overview

The east central region is comprised of a number of oil and natural gas properties in central Alberta, oil properties in eastern Alberta, and heavy oil properties in the Lloydminster area producing from the Sparky oil formation. The properties in east central Alberta include Lanes Lake, Bashaw, Provost and Sedgewick. At Dodsland, an 18-well infill program was successfully executed in 2002.

Total production from this region includes 8.0 mmcf/d of natural gas, 2,050 bbls/d of light oil and 950 bbls/d of heavy oil in the Lloydminster and Baldwinton areas of Saskatchewan. The east central region has approximately 65,000 net acres of undeveloped land with numerous opportunities identified.

Opportunities

Acclaim plans infill drilling in 2003 to target oil in the east-central region on its locations in Baldwinton and Epping. The Trust plans enhanced secondary recovery targeting oil through an existing waterflood at Sedgewick. Acclaim expects to target gas through infill drilling at Lanes Lake and Drumheller.

R11 R4W4 R25
Bantry
T15
Leitchville
T5
Manyberries
Coutts
R9 R2W2 R30
T8
Huntoon
T3
Elcott
SOUTHERN REGION

■ Acclaim land

Overview

The southern region consists of operated oil properties in the Bantry and Manyberries areas of southern Alberta. Bantry and Manyberries continue to deliver crude oil from primary depletion of the Lower Mannville Sunburst sandstone. Acclaim has increased its oil recovery in Manyberries through upgraded water injection facilities, implementing a pressure maintenance and effective waterflood scheme. Acclaim owns a significant interest in two operated oil batteries and many single well batteries in the Manyberries property.

Acclaim is currently producing 2,320 bbls/d of oil and 2.2 mmcf/d of natural gas from this region. The southern region has over 46,000 net acres of undeveloped lands. Opportunities for drilling, waterfloods, workovers and facility upgrades are targeted for 2003.

Opportunities

Acclaim plans primary recovery through delineation wells and infill drilling in 2003. The Trust is targeting oil through an existing waterflood on its Manyberries location. Acclaim also expects to upgrade its water injection facilities in the area. Acclaim will target oil through infill drilling in Wapella, Bantry and Leitchville and through delineation wells in Huntoon. The Trust plans to target gas through infill drilling in Coutts.

Review of Operations

DRILLING

Prior to the combination with Ketch Energy, Acclaim participated in the drilling of 23 (20.1 net) wells resulting in 23 (20.1 net) oil wells. The majority of these were development infill wells in the Dodsland area of southwest Saskatchewan targeting light crude oil. For the first nine months of 2002, Ketch Energy participated in the drilling of 31 (25.6 net) wells resulting in 15 (13.3 net) natural gas wells, 9 (6.3 net) oil wells, 2 (2.0 net) service wells and 5 (4.0 net) dry holes.

In the fourth quarter, the combined entity participated in the drilling of 10 (5.5 net) wells resulting in 8.0 (4.0 net) oil wells and 1.0 (1.0 net) natural gas wells and 1.0 (0.5 net) dry hole. Acclaim targeted light crude oil in the Manyberries area of southern Alberta and the Ogsten area of northern Alberta and also drilled a strong natural gas well in the Golden Spike area of central Alberta. Fourth quarter drilling resulted in production additions of approximately 600 boe/d.

Acclaim has identified 185 development drilling locations on its properties with the drilling of 35 to 40 wells budgeted for 2003. Additionaly, Acclaim has identified 50 recompletion and workover locations on its existing inventory of wells with the potential to increase production at relatively low costs.

UNDEVELOPED LAND

The combination of Acclaim, Ketch Energy and Elk Point has provided the Trust with a large and prospective undeveloped land position of 406,000 net acres with an average working interest of 65 percent.

Current undeveloped land holdings

	Gross Acres	*Net Acres*	*WI*
Alberta	559,046	360,243	64.4%
British Columbia	27,440	17,661	64.4%
Saskatchewan	42,184	28,424	67.4%
Total	628,670	406,328	64.6%

Joint ventures and farm-outs

Acclaim capitalizes on its undeveloped acreage by entering into joint ventures and farming out higher risk drilling prospects to exploration focused companies. These arrangements allow Acclaim to add reserves and production at little or no cost to the Trust. Typically, in exchange for incurring 100 percent of the drilling costs, the farmee will receive a 50 to 70 percent working interest in the property while Acclaim retains the balance.

Acclaim has developed a quality inventory of farm-out and joint venture prospects and has targeted $25 to $30 million for this type of activity on the land base in 2003.

Ketch Resources Ltd., a spinoff exploration company created during the Ketch Energy transaction, has committed to spend $10 million in 2003 on former Ketch Energy lands. In addition, Burmis Energy Inc., a spinoff exploration company from the Elk Point acquisition, has farmed in on 25,000 net acres of former Elk Point lands.

Additional joint venture opportunities are actively being pursued to increase activity on Acclaim's land base. These opportunities provide upside potential to unit holders at little or no cost to the Trust.

OIL AND GAS RESERVES

Acclaim's reserve base has been completely transformed with the combination of Acclaim, Ketch Energy and Elk Point. As at January 1, 2002, Acclaim's established reserves totaled 18.5 mmboe consisting of 30 percent natural gas, 40 percent light oil and NGLs and 30 percent heavy oil. Including the Elk Point acquisition, established reserves as at January 1, 2003 increased to 68 mmboe consisting of 48 percent natural gas, 43 percent light oil and NGLs and 9 percent heavy oil.

The reserves of Acclaim, Ketch Energy and Elk Point have been fully evaluated by the independent engineering firm of Gilbert Laustsen Jung Associates Ltd. ("GLJ") as at January 1, 2003 and are summarized in the tables below.

Reserve life indices

Acclaim's reserve life indices are 8.2 years on a proven basis and 9.5 years on an established basis using year-end reserves (pro forma Elk Point) and estimated 2003 production included in the engineering evaluation.

Reserve reconciliation

	Natural Gas (bcf)		Crude Oil (mmbbls)		NGLs (mmbbls)		Total (mmboe)		Total (mmboe)
	Prov.	Prob.	Prov.	Prob.	Prov.	Prob.	Prov.	Prob.	Established
January 1, 2002[1]	116.6	45.3	9.7	4.4	4.4	1.4	33.5	13.3	40.1
Additions	13.6	-	0.9	0.1	0.4	0.1	3.6	0.2	3.7
Acquisition of Acclaim[1]	21.9	5.3	10.2	2.6	0.2	0.1	14.1	3.6	15.9
Transfer of properties[2]	(13.5)	(6.2)	(0.1)	-	(0.1)	(0.1)	(2.4)	(1.1)	(3.0)
Revisions	(6.7)	(6.1)	-	(0.5)	0.1	(0.3)	(1.0)	(1.7)	(1.9)
Dispositions	(1.4)	(0.5)	(0.1)	(0.1)	(0.2)	-	(0.5)	(0.2)	(0.6)
Production	(15.9)	-	(1.4)	-	(0.5)	-	(4.6)	-	(4.6)
January 1, 2003	114.7	37.9	19.1	6.5	4.4	1.1	42.7	14.1	49.6
Elk Point acquisition[3]	51.8	20.3	5.8	1.9	1.2	0.4	15.6	5.7	18.5
Pro forma Elk Point January 1, 2003	166.5	58.2	24.9	8.4	5.6	1.5	58.3	19.8	68.1

[1] *As a result of reverse takeover accounting, the January 1, 2002 reserves are those of Ketch Energy and Acclaim is deemed to have been acquired by Ketch Energy on October 1, 2002.*

[2] *As part of the Ketch Energy and Acclaim combination, properties were transferred to the spinoff company, Ketch Resources Ltd.*

[3] *The Elk Point acquisition closed on January 28, 2003. A full evaluation of the acquired reserves was conducted for inclusion in this report by GLJ, Acclaim's independent reserve engineers.*

Reserves volumes - pro forma Elk Point acquisition

January 1, 2003	Oil (mbbls)	Gas (bcf)	NGLs (mbbls)	Combined (mboe)
Proved producing	17,840	128.3	4,437	43,661
Proved non-producing	7,084	38.2	1,119	14,562
Total proved	24,924	166.5	5,556	58,223
Probable	8,461	58.2	1,521	19,693
Proved plus probable	33,385	224.7	7,077	77,916
Reduction of 50% for risk	(4,230)	(29.1)	(761)	(9,846)
Established	29,155	195.6	6,316	68,070

Reserves values - pro forma Elk Point acquisition

January 1, 2003	Net Present Value ($ millions) Before Income Tax Discounted at 0%	10%	12%
Proved producing	661.3	429.8	405.1
Proved non-producing	180.9	86.5	76.5
Total proved	842.2	516.3	481.6
Probable	304.1	122.7	108.0
Proved plus probable	1,146.3	639.0	589.6
Reduction of 50% for risk	(152.0)	(61.4)	(54.0)
Established	994.3	577.6	535.6

Pricing assumptions (GLJ - January 1, 2003)

Year	Crude Oil WTI Cushing Oklahoma (US$/bbl)	Light Sweet Crude Oil Edmonton (CDN$/bbl)	Natural Gas 30 Day Spot Plant Gate Price (CDN$/mmbtu)
2003	25.50	38.50	5.40
2004	22.00	32.50	4.80
2005	21.00	30.50	4.50
2006	21.00	30.50	4.65
2007	21.25	30.50	4.65
2008	21.75	31.00	4.65
2009	22.00	31.50	4.65
2010	22.25	32.00	4.70
2011	22.50	32.50	4.75
2012	23.00	33.00	4.85
2013	23.25	33.50	4.90
2014 +	+ 1.5% /yr	+ 1.5% /yr	+ 1.5% /yr

Net asset value

As at January 1, 2003, Acclaim's net asset value was $480 million ($3.84 per unit) including the impact of the Elk Point acquisition.

Net asset value - pro forma Elk Point

($000s, except for per unit amounts)	10%
Net present value of established reserves [1]	577,600
Undeveloped land and seismic	55,300
Working capital deficiency, excluding distributions to unitholders [2]	(8,800)
Bank debt [2]	(140,700)
Hedging and lease obligations	(3,800)
Net asset value	479,600
Trust units outstanding [2]	124,760
Net asset value per unit [3]	3.84

[1] *The present value of reserves is calculated based on the pricing assumptions at January 1, 2003, as prepared by GLJ.*

[2] *Values represent the December 31, 2002 balance sheet amounts adjusted for the impact of the Elk Point acquisition.*

[3] *The net asset value - diluted is $3.50, calculated using an increase to the net asset value of $20.3 million for the proceeds on the exercise of the outstanding options and an increase to the Trust units outstanding of 18.2 million for the incremental units on the exercise of those options, the conversion of the preferred shares and the convertible debentures.*

The NAV calculation is based on the pricing assumptions at January 1, 2003 and is highly sensitive to changes in price forecasts over time. For example, the NAV would have been $4.57 per unit ($4.13- diluted) if the prices in effect at April 1, 2003, as prepared by GLJ, were used in the calculation. Additionally, the NAV calculation assumes a "blow down" scenario whereby existing reserves are produced out without being replaced by drilling and or acquisitions. Acclaim's strategy is to replace reserves through exploitation of its current assets and accretive acquisitions.

COMMODITY MARKETING AND PRICE RISK MANAGEMENT

Upon closing the acquisition of Elk Point, Acclaim's natural gas weighting increased to 53 percent of production, while conventional oil and NGLs and heavy oil comprise 39 percent and 8 percent respectively.

The price realized by Acclaim for its natural gas production is priced with reference to AECO Hub in Alberta. In 2002, the monthly gas price index averaged $4.04 per mcf, a reduction of 36 percent compared to 2001. The price began to strengthen late in the year, a trend which continued into 2003 due to a cold winter and declining storage levels.

Of Acclaim's estimated 2003 natural gas production, 67 percent is sold in spot market at the AECO daily or monthly index price, 15 percent in fixed physical contracts and 18 percent to aggregator netback pools managed by Progas Limited and PanAlberta Gas. The netback pools are market sensitive and include a portfolio of contracts targeted outside of Alberta.

The price received by Acclaim for its crude oil is related to the North American pricing benchmark West Texas Intermediate ("WTI"). WTI averaged US$26.11 per bbl in 2002, a slight increase to the average of US$25.97 per bbl in 2001. Acclaim's price is also influenced by the Canadian$/US$ exchange rate as well as the degree of gravity of the oil and hedging activity. The majority of Acclaim's production is classified as light oil which trades at a premium relative to medium and heavy oil. Early in 2003, the benchmark WTI has been very strong averaging US$34.86 per bbl in the first quarter due primarily to uncertainties associated with the conflict in the Middle East.

All of Acclaim's crude oil and NGLs production is sold through independent marketers. Acclaim manages risk with an active commodity price risk management program designed to ensure long-term stable cash distributions for unitholders. Acclaim aims to have downside protection in place on approximately 50 percent of its estimated natural gas and oil production volumes, while retaining significant exposure to upside price movements through the use of puts and collars (current contracts are summarized on page 26).

Acclaim reported a hedging gain of $546,000 for 2002. This includes the hedging gain for Ketch Energy for the nine months to September 30, 2002 and the hedging loss experienced by the combined company after the deemed acquisition of Acclaim by Ketch Energy on October 1, 2002, the result of stronger commodity prices in the fourth quarter.

As of March 2003, Acclaim had hedging contracts in place originating from Acclaim, Ketch Energy, Elk Point and various predecessor companies. Since the combination of Acclaim with Ketch Energy, the Trust has layered on additional marketing contracts and will continue to do so on an ongoing basis, in order to maintain the stability of long-term cash distributions.

Review of Operations

ENVIRONMENTAL, HEALTH AND SAFETY

Environmental

Acclaim is committed to protecting the environment in which it operates. The Trust takes pride in conducting business in a safe, conscious and responsible manner. Acclaim's environmental management system includes the following:

- *Integrate environmental issues and business development.*
- *Conduct annual compliance evaluations on all operational facilities with expedient follow-up.*
- *Ensure consistent waste management practices, focusing on waste reduction.*
- *Maintain an accurate record of all environmental liabilities, effectively managed by a current budget and business plan.*
- *Integrate the concepts of economic viability, environmental integrity and social equity.*
- *Encourage suppliers and contractors to operate with environmental consciousness.*
- *Develop guidelines and improve operating standards through working with government, industry and other interest groups.*
- *Establish dialogue with interested parties regarding issues surrounding Acclaim's business and its relationship with the community and environment.*

Health and safety

Acclaim is committed to conducting business safely and strives to continually improve policies and practices. The Trust has established a commitment towards safety that will protect employees, contractors, the public and the environment, with a corporate vision of an accident free workplace.

Acclaim has implemented a health and safety management system integrating the Trust's corporate standards throughout the organization. The principles within Acclaim's management system will assist the Trust in achieving a Certificate of Recognition from Alberta Workplace Health & Safety. Ongoing scheduled inspections of Acclaim's operations ensure compliance with internal policies and provincial legislation.

COMMUNITY INVOLVEMENT

Acclaim Energy Trust contributes not only to the communities in which it conducts business but also to the world at large. Many of Acclaim's employees are active volunteers in a variety of local organizations and non-profit groups. As well, Acclaim donates substantial funds to various not-for-profit organizations.

In December of 2002, employees of Acclaim created an innovative way to help provide opportunities for children in impoverished countries by holding a silent auction for items donated by co-workers and Acclaim's suppliers. Acclaim matched the $3,000 in funds raised by the employees, resulting in a $6,000 donation to a Canadian charity called "Kids Can Free the Children". Started several years ago by a 12 year old Ontario boy, the money from this charity goes to poverty stricken countries around the world to build schools, buy school supplies, pay for teachers and provide meals for students.

Acclaim is actively involved with the communities surrounding its core production areas. For the past few years, Acclaim has donated $25,000 annually to the Enoch Cree First Nations community in central Alberta for food hampers and $10,000 towards education funding.

In keeping with an interest in the health and well being of the Calgary community, Acclaim has committed $50,000 over five years to the development of the new Alberta Children's Hospital in Calgary.

The following discussion and analysis is management's assessment of Acclaim's historical financial and operating results and should be read in conjunction with the audited consolidated financial statements of the Trust for the year ended December 31, 2002, together with the notes related thereto. The reader should be aware that historical results are not necessarily indicative of future performance.

References in this discussion and analysis to boe refer to barrel of oil equivalent whereby natural gas volumes have been converted at a rate of 6 thousand cubic feet of natural gas to 1 barrel of oil. In accordance with Canadian practice, production volume, reserve volumes and revenues are reported on a gross basis, before deduction of Crown and other royalties, unless otherwise indicated.

IMPORTANT INFORMATION REGARDING COMPARATIVE FINANCIAL STATEMENTS

The business combination of Acclaim and Ketch Energy occurred October 1, 2002 and was pursuant to a Plan of Arrangement dated August 21, 2002. It has been accounted for as a reverse takeover of Acclaim by Ketch Energy as the shareholders of Ketch Energy became the controlling unitholders of Acclaim after the business combination. Under the reverse takeover form of accounting, Ketch Energy is deemed to have acquired Acclaim. The consolidated financial statements of the Trust for the year ended December 31, 2002 include the results of Ketch Energy for the full year 2002 and those of Acclaim from the date of deemed acquisition on October 1, 2002. All comparative figures and references to prior years in the following discussion are those of Ketch Energy.

The remaining MD&A refers to "Acclaim" or the "Trust" as the combined entity and the information included herein has been restated, as applicable, to reflect the trust unit exchange ratio of 1.15 Acclaim units for each Ketch Energy share, pursuant to the Plan of Arrangement.

2002 HIGHLIGHTS

Acclaim's year featured numerous highlights:

- *Merged Acclaim with Ketch Energy Ltd. ("Ketch Energy").*
- *Announced the $174 million acquisition of Elk Point Resources Inc. ("Elk Point"), which closed at the end of January 2003.*
- *In addition to other equity issues with net proceeds of $66 million, the Trust also issued convertible debentures with net proceeds of $43.2 million which further diversified Acclaim's capital structure.*
- *Altered the production mix to create a trust weighted towards high netback natural gas and light oil.*
- *Increased production to more than 20,000 boe/d at the end of January 2003, consisting of 53 percent natural gas, 39 percent light oil and NGLs and only 8 percent heavy oil.*
- *Increased established reserves to 68 mmboe in January 2003 with a commodity mix consistent with Acclaim's current production.*
- *Increased monthly distributions from $0.05 per unit at the beginning of the year to $0.065 per unit by the end of the year for a total return including capital appreciation of 40 percent.*

MAJOR TRANSACTIONS

Combination of Acclaim and Ketch Energy (the "Combination")

On July 18, 2002, Acclaim and Ketch Energy jointly announced an agreement to combine the mature assets of Ketch Energy with Acclaim and transfer certain of Ketch Energy's growth assets to Ketch Resources Ltd. The Combination was successfully completed on October 1, 2002 with resounding shareholder support.

In completing the Combination, Acclaim acquired all of the outstanding common shares of Ketch Energy in exchange for 1.15 Acclaim units. Acclaim issued approximately 56 million units to complete the transaction. In addition, each Ketch Energy shareholder received one-third of one common share of Ketch Resources Ltd., a junior oil and gas company that received a transfer of $32 million of assets from Ketch Energy.

As a condition precedent to the Combination, a subsidiary of Acclaim issued 1,762,594 preferred shares to acquire all of the common shares of Acclaim Energy Management Inc, an unrelated company previously contracted to perform management and advisory services. Accordingly, Acclaim has terminated the management contract and internalized management, thereby eliminating future cash payments for management and related fees.

In order to reduce indebtedness and finance its ongoing acquisition and development program, Acclaim issued 9.55 million subscription receipts at a price of $4.20 per subscription receipt for gross proceeds of $40 million. The subscription receipts were exchanged for trust units on a one for one basis upon closing the merger with Ketch Energy on October 1, 2002.

Acquisition of Elk Point

On November 27, 2002, Acclaim and Elk Point jointly announced a business combination pursuant to a plan of arrangement whereby Acclaim would acquire all of the issued and outstanding shares of Elk Point. Under the plan, all of Elk Point's US and certain minor Canadian properties were transferred to a new company called Burmis Energy Inc., the shares of which were distributed to Elk Point's shareholders.

The plan was overwhelmingly approved by Elk Point security holders at a special meeting on January 28, 2003. Pursuant to the arrangement, Acclaim issued approximately 26.3 million trust units and $10.9 million in cash in exchange for all of the Elk Point common shares. The transaction was valued at approximately $174 million taking into account Elk Point's debt. With the completion of the acquisition, Acclaim became the eighth largest conventional oil and gas trust in Canada on the basis of market capitalization.

The production and reserve acquisition costs for light oil and natural gas were very attractive at $25,900 per boe/d, $8.75 per boe for established reserves and $10.00 per boe for proven reserves. The acquisition was accretive on a per unit basis to cash flow, reserves, production, and net asset value and was an exceptional property fit in central and northern Alberta.

In conjunction with the Elk Point acquisition, Acclaim entered into a bought-deal financing arrangement for an offering of $45 million aggregate principal amount of convertible, unsecured subordinated debentures (the "Debentures"). The Debentures, with a face value of $1,000 each, have a coupon of 11.0 percent, a final maturity date of December 31, 2007 and are convertible into trust units of Acclaim at a price of $3.90 per trust unit. The debentures have been accounted for as equity due to the conversion features and the option of the Trust to satisfy interest payments by issuing units. The net proceeds of the offering were used to fund the acquisition of Elk Point, to reduce bank indebtedness and for general corporate purposes.

RESULTS OF OPERATIONS

Production

Daily production increased 20 percent to an average of 12,542 boe/d in 2002 from 10,421 boe/d in 2001. The increase is attributed primarily to the Combination effective October 1, 2002. The impact of the Post Energy Corporation ("Post") acquisition in July 2001 also increased production levels as production from the properties acquired effective July 1, 2001 was included for all of 2002. Acclaim's fourth quarter production rate averaged 15,089 boe/d, with a weighted average of 50 percent natural gas, 41 percent light crude oil and NGLs and 9 percent heavy oil.

Years ended December 31	***2002***	***2001***	***% Change***
Natural gas *(mcf/d)*	43,441	40,674	7
NGLs *(bbls/d)*	1,331	973	37
Oil *(bbls/d)*	3,971	2,669	49
Total *(boe/d)*	12,542	10,421	20

Marketing and price risk management

The average price that Acclaim received for its natural gas (before hedging) decreased 24 percent from $4.91 per mcf to $3.71 per mcf in 2002. In comparison, AECO monthly index decreased 36 percent year over year and NYMEX decreased 26 percent.

The average price that Acclaim received for crude oil (before hedging) increased 5 percent in 2002 to $35.28 from $33.73 in 2001. Although the benchmark West Texas Intermediate ("WTI") price increased slightly, a weaker Canadian dollar resulted in a stronger Canadian dollar price received for crude oil.

The average price that Acclaim received for natural gas liquids ("NGLs") decreased 9 percent from the previous year to average $18.48 per bbl in 2002, compared to $20.26 per bbl in 2001. The natural gas liquid price received as a percentage of the oil price (excluding hedging) received decreased from 61 percent in 2001 to 53 percent in 2002, based on the mix of product.

Average realized price

Years ended December 31	***2002***	***2001***	***% Change***
Oil (excluding hedging) *($/bbl)*	35.28	33.73	5
Oil (including hedging) *($/bbl)*	32.14	33.69	(5)
Natural gas liquids *($/bbl)*	18.48	20.26	(9)
Natural gas (excluding hedging) *($/mcf)*	3.71	4.91	(24)
Natural gas (including hedging) *($/mcf)*	4.03	5.28	(24)
Total average realized price (including hedging) *($/boe)*	26.09	31.13	(16)

Benchmark pricing

Years ended December 31	***2002***	***2001***	***% Change***
AECO natural gas *($/mcf)*	4.04	6.30	(36)
Nymex natural gas *(US$/mcf)*	3.25	4.38	(26)
WTI crude oil *(US$/bbl)*	26.11	25.97	1
CDN$/US$ exchange rate	0.6368	0.6458	(1)

Acclaim has a commodity price risk management policy designed to provide downside price protection on a portion of its future production while allowing Acclaim to participate in the upside potential. This practice allows Acclaim to provide stability for cash distributions in a volatile price environment and to ensure economic returns on its capital development and acquisition activities. Acclaim markets its production through independent marketers, directing all of its crude oil and 67 percent of its natural gas production to the spot markets, 15 percent to fixed contracts and 18 percent of its natural gas to aggregators.

During 2002, Acclaim recorded an overall hedging gain of $0.5 million compared to a gain of $5.5 million in 2001. The Trust recorded a gain on natural gas contracts of $5.0 million (2001 - gain of $5.6 million) and a loss on oil contracts of $4.5 million (2001 - nil).

Acclaim has downside protection in place on 50 percent of its estimated natural gas volumes and 50 percent of its crude oil and NGLs volumes for 2003. Acclaim has numerous hedging contracts in place originating from Acclaim, Ketch Energy and Elk Point. The following tables summarize these contracts for 2003 and details the commodity contracts for 2004. For additional information regarding the contracts in place at December 31, 2002, see Note 15 of the consolidated financial statements.

2003 Commodity contracts

	Q1	*Q2*	*Q3*	*Q4*
Natural Gas				
Fixed price *(GJ/d)*	13,667	8,000	8,000	2,667
Average price	$5.52	$5.06	$5.06	$5.06
Collars *(GJ/d)*	17,000	22,000	22,000	17,333
Average floor price	$4.94	$4.50	$4.50	$4.97
Average ceiling price	$7.49	$6.28	$6.28	$8.98
Floors *(GJ/d)*	12,000	-	-	-
Average floor price	$4.60	-	-	-
Call options *(GJ/d)*	3,000	8,000	8,000	4,667
Average call option price	$3.85	$4.69	$4.69	$4.69
Crude Oil				
Fixed price *(bbls/d)*	1,133	833	700	167
Average price *(US$)*	$27.69	$26.80	$27.42	$27.42
Collars *(bbls/d)*	4,000	4,000	4,000	4,000
Average floor price	$23.75	$23.75	$24.00	$24.00
Average ceiling price	$28.98	$28.98	$29.73	$29.73

2004 Commodity contracts

Daily Quantity	*Contract Price*	*Index*	*Term*
Natural Gas - Collars			
5,000 GJ	CDN$5.00 - 10.00	AECO	November 2002 - April 2004
5,000 GJ	CDN$5.00 - 11.00	AECO	November 2002 - April 2004
5,000 GJ	CDN$5.60 - 10.00	AECO	November 2003 - April 2004
Crude Oil - Collars			
500 bbls	US$22.00 - 28.20	WTI	January 2004 - June 2004
Crude Oil - Three Way Contracts			
1,000 bbls	US$20.00 - 24.00 - 30.20	WTI	January 2004 - July 2004
500 bbls	US$21.00 - 24.50 - 30.15	WTI	January 2004 - July 2004
1,000 bbls	US$21.00 - 25.00 - 29.45	WTI	January 2004 - December 2004
1,000 bbls	US$21.25 - 24.50 - 29.95	WTI	July 2004 - December 2004

In the future, Acclaim intends to continue to manage its commodity price exposure in a similar manner, providing downside price protection primarily through the use of floors and collars. Readers are cautioned that any future gain or loss from such a program is dependent on forward markets and future prices and as such the gains and losses experienced in 2002 and 2001 are not necessarily indicative of future gains or losses from the program.

The Trust's cash flow is sensitive to changes in commodity prices as demonstrated by the following table:

Sensitivity to Change in Price and Exchange Rate	*Estimated Effect on 2003 Cash Flow ($000s)*
Change of US$1.00 per bbl in the price of WTI crude oil	2,738
Change of $0.10 per GJ in the price of natural gas	630
Change of 1% in interest rate	1,103
Change of $0.01 in the US$/CDN$ exchange rate	1,192

These sensitivities are based on current projections for 2003, which have been adjusted to include all commodity contracts as disclosed above.

Revenues

Petroleum and natural gas sales were consistent in 2002 at $119.5 million compared to $118.4 million in 2001. The impact of volume increases in 2002 was offset by lower natural gas prices.

Years ended December 31 ($000s)	*2002*	*2001*	*% Change*
Oil and NGL sales revenue	**59,941**	39,816	51
Natural gas sales revenue	**58,632**	72,677	(19)
	118,573	112,493	5
Hedging gains	**546**	5,529	(90)
Royalty income	**336**	387	(13)
Total petroleum and natural gas sales	**119,455**	118,409	1

Petroleum and natural gas sales variance analysis

	$000s
Reported 2001 petroleum and natural gas sales	$118,409
Increase due to natural gas production volumes	**3,734**
Increase due to oil and NGL production volumes	**18,873**
Decrease due to realized natural gas price	**(17,779)**
Increase due to realized oil and NGL price	**1,201**
Impact of hedging activities	**(4,983)**
Total increase, net	**1,046**
Reported 2002 petroleum and natural gas sales	**119,455**

Oil and NGL sales increased 51 percent during the year from $39.8 million in 2001 to $59.9 million in 2002. The increase in sales can be attributed to volume and pricing increases over 2001. Average daily production of oil and NGLs increased to 5,302 bbls/d from 3,642 bbls/d in 2001, the majority of which was a result of the full year impact of the Post acquisition from 2001 and the Combination on October 1, 2002.

Natural gas sales decreased 19 percent year over year from $72.7 million to $58.6 million. Gas prices in 2002 were 24 percent lower than those received in 2001, which reduced revenue despite an increase in production. Average daily production of natural gas increased 7 percent to 43.4 mmcf/d in 2002 from 40.7 mmcf/d in 2001 primarily as a result of the previously mentioned Post acquisition in 2001 and the Combination on October 2002.

Royalties and ARTC

Royalties, net of ARTC, were $26.7 million in 2002 and increased 5 percent compared to $25.4 million in the prior year, due to a 5 percent increase in revenues before the impact of hedging gains. Royalties as a percentage of revenue (before hedging) remained consistent at 22.5 percent, compared to 22.6 percent in 2001.

Years ended December 31		*2002*		*2001*
	$000s	*% Revenue*	*$000s*	*% Revenue*
Oil and NGL royalties	**12,242**	**20.4**	7,169	18.0
Natural gas royalties	**14,951**	**25.5**	19,111	26.3
Royalties before ARTC	**27,193**	**22.9**	26,280	23.4
Less ARTC	**(500)**	**(0.4)**	(876)	(0.8)
Royalties, net of ARTC	**26,693**	**22.5**	25,404	22.6

Production expenses

Production expenses increased 29 percent year over year to $22.7 million from $17.6 million. This increase was primarily due to a 20 percent increase in production volumes. Production expenses per boe increased 7 percent to $4.96 from $4.63, due primarily to the Combination. Acclaim's heavy oil properties have higher production expenses and as a result, the combined entity has a slightly higher cost of production than that of Ketch Energy prior to the Combination. In the fourth quarter of 2002, Acclaim's production expense per boe was $5.42, which is representative of the combined production expenses expected in 2003, before giving effect to the Elk Point acquisition, completed January 28, 2003. Acclaim continues to focus on management of operating costs associated with processing fees, labour, energy management and trucking costs, the largest components of operating costs, in order to maximize netbacks on the associated production.

Production expense variance analysis

	$000s	*% Change*
Reported operating costs - 2001	17,601	
Increase due to production volumes	3,585	70
Increase due to increased costs	1,516	30
Total increase	5,101	100
Reported operating costs - 2002	22,702	

Operating netback

Average commodity prices received by Acclaim fell year over year by 24 percent and 9 percent for each of natural gas and NGLs respectively, while oil prices increased by 5 percent, for an overall reduction of 16 percent. This, combined with a slight increase in average production expenses per boe, decreased Acclaim's average operating netback 23 percent to $15.30 per boe from $19.82 per boe in 2001.

Years ended December 31 *($/boe)*	*2002*	*2001*	*% Change*
Sales price (including hedging)	26.09	31.13	(16)
Royalties, net of ARTC	(5.83)	(6.68)	(13)
Production expenses	(4.96)	(4.63)	7
Operating netback	15.30	19.82	(23)

General and administrative expenses

General and administrative expenses, net of overhead recoveries, remained flat at $3.4 million year over year. However, on a per boe basis, these charges decreased 17 percent to $0.73 from $0.88 reflecting the synergies created by the Post acquisition in 2001 and the combination with Acclaim in 2002. General and administrative expenses in the fourth quarter of 2002, subsequent to the Combination, were $0.80 per boe. General and administrative expenses are expected to be in the range of $1.00 - 1.10 per boe in 2003, reflecting an expected increase in staffing to appropriately manage the Trust and pursue additional acquisition and development opportunities.

Years ended December 31 *($000s, except per boe)*	*2002*	*2001*	*% Change*
G&A expense (gross)	5,609	5,007	12
Overhead recoveries	(2,247)	(1,649)	36
G&A expense (net)	3,362	3,358	-
G&A expense per boe (net)	0.73	0.88	(17)

Management fees

No management fees are included in the financial statements as the previous management fee contract was terminated on the Combination. The company previously engaged to perform management and advisory services to the Trust, Acclaim Energy Management Inc., was acquired by the Trust as a condition of the Combination and 1,762,595 preferred shares of a subsidiary of the Trust, with a stated value of $4.86 each, were issued as consideration. Accordingly, the management contract was terminated. Acclaim has an internalized incentive program, aligning management interests with that of unitholder interests.

Interest expense

Interest expense increased by 5 percent to $6.5 million from $6.2 million in 2001. Average debt levels during 2002 were higher than those during 2001 due to the additional debt required to finance the Post acquisition and the significant capital program undertaken by Ketch Energy prior to the Combination. Acclaim paid an average of 5.46 percent on the combined debt obligations during 2002 (2001 - 6.5 percent). The majority of the interest expense relates to the bank debt, on which an average rate of 4.7 percent was paid in 2002 (2001 - 6.4 percent).

Years ended December 31 *($000s)*	***2002***	***2001***	***% Change***
Interest expense	**6,505**	6,187	5

Depletion, depreciation, amortization and site restoration

In 2002, depletion, depreciation, amortization and site restoration increased 43 percent to $62.7 million from $43.6 million. The per unit cost of depletion, depreciation, amortization and site restoration increased 19 percent to $13.71 per boe in 2002 from $11.48 per boe. This increase is related to the cost of corporate acquisitions completed since April 2001 and the future income tax allocations associated with these transactions.

The Trust adopted the liability method of accounting for income taxes effective January 1, 2000. Under the liability method, the book value of property, plant and equipment recorded for an acquisition must be increased by the future income taxes associated with the excess of book value over the income tax values. The impact of this future income tax increment on the corporate acquisitions will continue to impact the annual depletion charge in the future.

Acclaim has provided for expected future costs associated with site restoration and abandonments of wells and facilities. The 2002 year-end provision on the balance sheet has increased by 167 percent to $8.7 million from $3.3 million. This increase reflects the higher number of wells and facilities owned in 2002 relative 2001 as a result of the acquisitions completed in 2001 and 2002.

Years ended December 31 *($000s)*	***2002***	***2001***	***% Change***
Depletion and depreciation - full cost oil and gas assets	**50,344**	33,800	49
Depletion and depreciation - future income tax considerations	**9,253**	6,948	33
Amortization of deferred charge	**468**	1,971	(76)
Total	**60,065**	42,719	41

Years ended December 31 *($/boe)*	***2002***	***2001***	***% Change***
Depletion and depreciation - full cost oil and gas assets	**11.00**	8.89	24
Depletion and depreciation - future income tax considerations	**2.02**	1.83	10
Amortization of deferred charge	**0.10**	0.52	(80)
Total	**13.12**	11.24	17

Ceiling test

For the years ended 2002 and 2001, the Trust's ceiling test resulted in estimated future net revenues being in excess of the net book value of petroleum and natural gas assets and therefore, no ceiling test write-down was required. At December 31, 2002, year-end prices of CDN $38.00 per bbl of crude oil and CDN$5.52 per mcf of natural gas were used in the calculation (December 31, 2001 - CDN $28.22 per bbl of crude oil and CDN $3.43 per mcf of natural gas).

Income taxes

Capital taxes of $0.9 million were recorded in 2002 (2001 - $0.8 million). Capital taxes increased due to the larger capital base associated with the Post acquisition in 2001 and the Combination in 2002. Acclaim paid no current income taxes in either 2002 or 2001.

Under Canadian generally accepted accounting principles, the Trust does not recognize any future income taxes, as taxable income is allocated to the unitholders in the form of taxable distributions. However, the Trust's operating companies are required to account for future income taxes. Future taxes arise due to differences between the accounting and tax values of the operating companies' assets and liabilities.

In the Trust's structure, payments are made between the operating companies and the Trust transferring both income and future income tax liability to the unitholders. Therefore, it is the opinion of management that no cash income taxes are expected to be paid by the operating companies in the future, and as such, the future income tax liability recorded on the balance sheet will be recovered through earnings over time.

Years ended December 31 *($000s, except where noted)*	***2002***	***2001***	***% Change***
Capital taxes	**935**	808	16
Future income taxes (recovery)	**(1,982)**	7,624	(126)
	(1,047)	8,432	(112)
Total income taxes *($/boe)*	**(0.23)**	2.22	(110)
Effective tax rate *(%)*	**76.5**	34.3	123

Income tax pools

At the end of 2002, Acclaim had $228.6 million of tax pools available for deduction against future taxable income as compared to $193.1 million at the end of 2001. The Trust does not expect to be subject to cash taxes through 2003 due to its strong tax position.

Years ended December 31 *($000s)*	***2002***	***2001***	***% Change***
Canadian oil and gas property expense	**38,090**	41,478	(8)
Canadian development expense	**48,957**	34,363	42
Canadian exploration expense	**39,234**	53,019	(26)
Foreign exploration and development expense	**2,415**	2,418	0
Undepreciated capital costs	**47,439**	40,069	18
Non-capital losses	**42,059**	16,705	152
Financing charges	**10,381**	5,043	106
	228,575	193,095	18

Cash flow from operations and net earnings (loss)

Although production volumes increased 20 percent in 2002, cash flow from operations decreased 9 percent to $59.3 million in 2002 from $65.1 million primarily as a result of reduced natural gas and NGL prices and increased production expenses associated with higher volumes.

Net earnings decreased 111 percent to a $1.5 million loss from $13.8 million of earnings in the previous year. The net loss is attributable to the non-cash expenses of depletion, depreciation and amortization and future income taxes.

Years ended December 31 ($000s)	*2002*	*2001*	*% Change*
Revenues, net of hedging	119,455	118,409	1
Royalties, net of ARTC	(26,693)	(25,404)	5
Production expenses	(22,702)	(17,601)	29
Operating netback	70,060	75,404	(7)
General and administrative expenses	(3,362)	(3,358)	0
Interest	(6,505)	(6,187)	5
Capital taxes	(935)	(808)	16
Cash flow from operations	59,258	65,051	(9)
Depletion, depreciation, amortization and siterestoration	(62,784)	(43,644)	43
Future income taxes (recovery)	(1,982)	7,624	(125)
Net earnings (loss)	(1,544)	13,783	(111)

QUARTERLY FINANCIAL DATA *($000, except per unit)*

The following table shows selected quarterly financial information for Acclaim.

	Petroleum and Natural Gas Sales	*Net Income*	*Net Income Per Unit Basic*	*Net Income Per Unit Diluted*
2001				
First quarter	32,107	7,666	0.26	0.24
Second quarter	24,148	5,343	0.17	0.16
Third quarter	32,156	2,025	0.04	0.04
Fourth quarter	29,998	(1,247)	(0.03)	(0.03)
Total	118,409	13,787	0.36	0.35
2002				
First quarter	28,202	26	-	-
Second quarter	24,987	457	0.01	0.01
Third quarter	24,690	(3,736)	(0.07)	(0.07)
Fourth quarter	41,576	1,709	0.02	0.02
Total	119,455	(1,544)	(0.02)	(0.02)

** Due to the Combination on October 1, 2002, Q1 through Q3 in 2002 and all quarters in 2001 represent the information solely of Ketch Energy. Per unit information has been restated based on the exchange ratio of 1.15 Acclaim units for 1.0 Ketch Energy shares.*

CASH DISTRIBUTIONS

Acclaim distributes the net cash flow from its oil and gas properties to the Trust unitholders on a monthly basis. A portion of this cash flow is typically withheld to repay bank debt and fund capital expenditures. Management monitors Acclaim's distribution policy with respect to forecasted cash flows, debt levels and spending plans. The level of cash retained for debt repayment typically varies between 5 and 20 percent of total cash flow. Management is prepared to adjust the payout levels in an effort to balance the investor's desire for distributions with the Trust's requirement to maintain an appropriate, prudent capital structure.

For the nine months ended September and prior to the Combination, Acclaim distributed $15.3 million which represented 77 percent of cash flow from operations.

The payout ratio increased to 90 percent for the three months ended December 31, 2002 where Acclaim generated $21.2 million of cash flow from operations and distributed $19.0 million.

Acclaim raised its monthly distribution twice during 2002. The distribution increased from $0.05 per unit to $0.06 per unit in May and from $0.06 per unit to $0.065 per unit in October. Distributions have remained stable since that time at $0.065 per unit.

Acclaim's distributions are considered a return of capital and are tax deferred. The Trust forecasts that distributions will remain as a 100 percent return of capital into 2004.

The following table shows Acclaim's cash flow and distributions for the nine months prior to the Combination and the three months of Acclaim and Ketch Energy combined.

($000s, except where indicated)	***Three Months Ended December 31 2002***	***Nine Months Ended September 30 2002***
Cash flow from operations	**21,174**	19,909
Distributions	**19,025**	15,267
Distributions per unit *($)*	**0.19**	0.49
Payout ratio *(%)*	**90**	77

CAPITAL EXPENDITURES

Acclaim incurred $59.9 million of capital expenditures in 2002 on exploration, development and complementary property acquisitions. Of this amount, 45 percent was directed towards drilling and tie-ins, 16 percent to complementary property acquisitions, 16 percent to land and seismic and 22 percent to facility expansions. Including the impact of dispositions, the Trust's net capital expenditure program for 2002 totaled $59.3 million compared to $49.4 million in 2001, an increase of 20 percent.

Exploration and development ***Years ended December 31*** *($000s)*	***2002***	***2001***	***% Change***
Property acquisitions	**9,181**	13,976	(34)
Land	**5,059**	6,573	(23)
Geological and geophysical	**4,606**	4,060	13
Drilling and completions	**27,288**	36,454	(25)
Facilities and equipment	**13,627**	10,936	25
Capitalized G&A	**235**	255	(8)
Total capital expenditures	**59,996**	72,254	(17)
Dispositions	**(665)**	(22,800)	97
Net capital expenditures	**59,331**	49,454	20

LIQUIDITY AND CAPITAL RESOURCES

Acclaim utilizes three sources of funding to finance its capital expenditure program and acquisitions, internally generated cash flow from operations, debt where deemed appropriate and new equity issues if favourable market conditions exist.

Bank debt as at December 31, 2002 was $73.4 million, down from $128.1 million at December 31, 2001. The movement in bank debt reflects the Combination effective October 1, 2002 and the financing arrangements concluded during the year.

On February 21, 2002, prior to the Combination, Acclaim closed a bought-deal equity financing of 4,375,000 trust units at a price of $3.45 per trust unit for gross proceeds of $15.1 million.

In connection with the Combination and in order to reduce indebtedness and finance its ongoing development program, Acclaim issued 9.55 million subscription receipts at a price of $4.20 per subscription receipts, for gross proceeds of $40.1 million. The subscription receipts were exchanged for trust units on a one for one basis upon closing the Combination on October 1, 2002.

In conjunction with the Elk Point acquisition, Acclaim entered into a bought-deal financing arrangement for an offering of $45 million aggregate principal amount of convertible, unsecured subordinated debentures. The Debentures, with face value of $1,000 each, have a coupon of 11.0 percent, a final maturity date of December 31, 2007 and are convertible into trust units of Acclaim at a price of $3.90 per trust unit. The Debentures have been accounted for as equity due to the conversion features and the option of the Trust to satisfy interest payments by issuing units. The net proceeds of the offering were used to fund the acquisition of Elk Point, to reduce bank indebtedness and for general corporate purposes. Prior to December 31, 2002, $837,000 of the Debentures were converted resulting in the issuance of 214,613 units.

Financial leverage and coverage ratios

Years ended December 31	***2002***	***2001***
Bank debt to EBITDA[1]	**1.1 x**	1.8 x
Cash flow from operation to interest expense	**9.1 x**	10.5 x
Bank debt to bank debt plus equity	**16%**	41%

[1] *EBITDA is calculated from the consolidated statement of earnings (loss) as earnings (loss) before taxes, interest, depletion, depreciation and amortization and site restoration expenses. This measure does not have any standardized measure prescribed by GAAP and may not be comparable to similar measures presented by other entities.*

BANK DEBT

Acclaim expects to use bank debt to fund that portion of its 2003 capital expenditures not funded by cash flow from operations or by equity issues. Acclaim believes that properly managed debt funding enhances growth and profitability to unitholders without dilution or unnecessary risk. The cost of debt is near historic lows. Currently, Acclaim's cost of debt is under 5 percent. Significant increases in interest rates are not expected in 2003.

The Trust has a credit facility with a syndicate of Canadian, chartered and foreign banks that includes a $120 million revolving production loan (2001-$130 million revolving) and a $15 million revolving operating loan (2001 - nil) and a $15 million acquisition facility (2001 - $10 million acquisition facility). The full facility bears interest at the lenders' prime rate or Bankers' Acceptances plus an applicable margin, as outlined in the lending agreement, based on the debt to cash flow ratio. The facility is secured with a demand debenture over the petroleum and natural gas assets of $500 million and is subject to annual review and re-determination of the Trust's borrowing base.

Effective January 1, 2002, Canadian accounting standards require that revolving debt, with term of 364 days or less, be included in current liabilities. The Trust's current credit facility has therefore been included in current liabilities with the comparative amount restated. There have been no changes in the terms or conditions of the credit facility.

Effective January 28, 2003, the credit facility was increased from an aggregate $150 million to an aggregate $195 million, concurrent with the Elk Point acquisition.

UNIT INFORMATION

Acclaim had 98,098,863 trust units and no warrants outstanding at December 31, 2002 compared to 48,089,678 trust units and 854,817 warrants at December 31, 2001. Additionally, the Trust had 1,762,594 preferred exchangeable convertible shares of a subsidiary outstanding at December 31, 2002, which are convertible on a one to one basis to Acclaim units, subject to unitholder approval, compared to nil at December 31, 2001.

As a result of reverse takeover accounting, the comparative number of units/shares and warrants is that of Ketch Energy, converted at the exchange ratio of 1.15 trust units to 1.0 Ketch Energy share.

INCOME TAXES

The following sets out a general discussion of the Canadian and US tax consequences of holding Acclaim units as capital property. The summary is not exhaustive in nature and is not intended to provide legal or tax advice. Unitholders or potential unitholders should consult their own legal or tax advisors as to their particular tax consequences.

CANADIAN TAXPAYERS

The Trust qualifies as a mutual fund trust under the Income Tax Act (Canada) and, accordingly, Trust units are qualified investments for RRSP's, RRIF's, RESP's and DPSP's. Each year, the Trust is required to file an income tax return and any taxable income of the Trust is allocated to unitholders.

Unitholders are required to include in computing income their pro-rata share of any taxable income earned by the Trust in that year. An investor's adjusted cost base ("ACB") in a trust unit equals the purchase price of the unit less any non-taxable cash distributions received from the date of acquisition. To the extent the unitholders' ACB is reduced below zero, such amount will be deemed to be a capital gain to the unitholder and the unitholders' ACB will be brought to nil.

Acclaim paid $0.68 per trust unit in cash distributions to unitholders during the 2002 calendar year, without giving regard to the reverse takeover accounting treatment of distributions. For Canadian tax purposes, 100 percent of these distributions was a tax deferred return of capital and will reduce the ACB of the unitholders. During the calendar year of 2001, the Trust paid $0.21 per trust unit in cash distributions, of which 100 percent was a tax deferred return of capital and reduced the ACB of the unitholders.

The table below represents the distributions of the Trust on a calendar year basis as required to be reported for tax purposes. Note that the distributions in both 2001 and 2002 are considered to be return of capital and not included in taxable income until the units are sold or the ACB is reduced below zero.

		2002	**2001**
Record Date	***Post-Combination***	***Pre-Combination***	***Pre-Combination***
December 31		$0.05	
January 31		$0.05	
February 28		$0.05	
March 31		$0.05	
April 30		$0.05	
May 31		$0.06	
June 30		$0.06	
July 31		$0.06	
August 31		$0.06	
September 30		$0.06	$0.08
October 31	$0.065		$0.08
November 30	$0.065		$0.05
Total distributions	$0.13	$0.55	$0.21

US TAXPAYERS

US unitholders who receive cash distributions are subject to a 15 percent Canadian withholding tax, applied to the taxable portion of the distributions as computed under Canadian tax law. US taxpayers may be eligible for a foreign tax credit with respect to Canadian withholding taxes paid.

The taxable portion of the cash distributions, if any, is determined by the Trust in relation to its current and accumulated earnings and profit using US tax principles. The taxable portion so determined, if any, is considered to be a dividend for US tax purposes.

The non-taxable portion of the cash distributions, is a return of the cost (or other basis). The cost (or other basis) is reduced by this amount for computing any gain or loss from disposition. However, if the full amount of the cost (or other basis) has been recovered, any further non-taxable distributions should be reported as a gain.

US unitholders are advised to seek legal or tax advice from their professional advisors if additional information is required.

RISK MANAGEMENT

Investors who purchase Acclaim units are participating in the net cash flow from a portfolio of Western Canadian crude oil and natural gas producing properties. As such, the cash flow paid to investors and the value of the Acclaim Units are subject to numerous risks, inherent in the industry.

Acclaim's expected cash flow from operations depends largely on the volume of petroleum and natural gas production and the price received for such production, along with the associated operating costs. The price Acclaim receives for its oil depends on a number of factors, including WTI oil prices, Canadian/US currency exchange rates, quality differentials and Edmonton par oil prices. The price Acclaim receives for its natural gas production is primarily dependent on current Alberta market prices. Acclaim has an ongoing price risk management policy that provides for downside protection on a portion of its future production while allowing access to the upside price movements.

Acquisition of oil and gas assets depends on Acclaim's assessment of value at the time of acquisition. Incorrect assessments of value can adversely affect distributions to unitholders and the value of the units. Acclaim employs experienced staff on the business development team and performs stringent levels of due diligence in its analysis of acquisition targets, including a detail examination of reserve reports; re-engineering of reserves for a large portion of the properties to ensure the results are consistent; site examinations of facilities for environmental liabilities; detailed examination of balance sheet accounts; review of contracts; review of prior year tax returns and modeling of the acquisition to ensure accretive results to the unitholders. The Board of Directors approves all acquisitions greater than $5 million.

Inherent in development of the existing oil and gas reserves are the risks, among others, of drilling dry holes, encountering production or drilling difficulties or experiencing high decline rates in producing wells. To minimize these risks, Acclaim employs experienced staff to evaluate and operate wells and utilizes appropriate technology in its operations. In addition, Acclaim uses prudent work practices and procedures, safety programs and risk management principles, including insurance coverage against potential losses.

Acclaim is subject to credit risk associated with the purchase of the commodities produced. In order to mitigate the risk of non-payment, Acclaim minimizes the total sales value with any particular purchaser.

The value of Acclaim's trust units is based on the underlying value of the oil and gas reserves. Geological and operational risks can affect the quantity and quality of reserves and the cost of ultimately recovering those reserves. Lower oil and gas prices increase the risk of write-downs on Acclaim's oil and gas property investments. In order to mitigate this risk, Acclaim's proven and probable oil and gas reserves are evaluated each year by a firm of independent reservoir engineers. A special committee of the Board of Director's reviews and approves the reserve report.

Acclaim's access to markets may be restricted at times by pipeline or processing capacity. Acclaim minimizes these risks by controlling as much of its processing and transportation activities as possible and ensuring transportation and processing contracts are in place with reliable, cost efficient counter parties.

The petroleum and natural gas industry is subject to extensive controls, regulatory policies and income and resource taxes imposed by various levels of government. These regulations, controls and taxation policies are amended from time to time. Acclaim has no control over the level of government intervention or taxation in the petroleum and natural gas industry. However, Acclaim operates in such a manner to ensure compliance with all applicable regulations and is able to respond to changing regulations and codes of practice.

The petroleum and natural gas industry is subject to both environmental regulations and an increased environmental awareness. Acclaim has reviewed its environmental risks and is in compliance with the appropriate environmental legislation and has a competent staff focused on managing and minimizing the impact on Acclaim's operations.

Acclaim is subject to financial market risk. In order to achieve substantial rates of growth, Acclaim must keep reinvesting in, acquiring or drilling for petroleum and natural gas properties. As Acclaim distributes the majority of its net cash flow to unitholders, it must finance a large portion of its acquisitions and development activity through continued access to equity and debt capital markets. One source of funding for Acclaim's acquisition/expenditure program is through the issuance of equity. If Acclaim is not able to access the equity markets due to unfavorable market conditions for an extended period of time, this may adversely impact Acclaim's growth rate. Acclaim minimizes the financial market risk by maintaining a conservative financing structure.

OUTLOOK

The combination of Acclaim, Ketch Energy and now Elk Point has created a very attractive foundation for an oil and gas trust. With a market capitalization in excess of $500 million, production in excess of 20,000 boe/d (weighted towards natural gas and light oil), reserves of 68 mmboe and a land base that exceeds 400,000 net undeveloped acres, Acclaim is well positioned for the future. Acclaim maintains the advantage of making distributions to unitholders on a 100 percent tax deferred basis which is expected to continue for the balance of 2003 and into 2004.

As Acclaim looks forward, the Trust's continued growth will be driven both internally and externally. Internally, Acclaim will strive to exploit its expansive undeveloped land base through low-risk development drilling, recompletions and facility optimizations. Acclaim expects to spend $25 million to drill 35 to 40 wells (21 to 25 net) in 2003. Externally, the Trust will enter into farm-out agreements and joint ventures to increase activity on its land base. Additionally, the Trust is committed to pursuing acquisitions that will be accretive on a per unit basis to cash flow, production, reserves and net asset value.

The management team at Acclaim is committed to maintaining stable cash distributions over the long-term. Regardless of significant volatility in the commodity markets due to world events, Acclaim believes that the fundamentals for both crude oil and natural gas will support a healthy oil and gas sector.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

In November 2002, the Canadian Institute of Chartered Accountants ("CICA") amended its accounting guideline on hedging relationships, which was originally issued in November 2001. The guideline establishes certain conditions where hedge accounting may be applied. It is effective for years beginning on or after July 1, 2003. Where hedge accounting does not apply, any changes in the mark-to-market values of the contracts can either reduce or increase net income and net income per unit for that period. The Trust expects to adopt this standard January 1, 2004.

In December 2002, the CICA issued a new standard on the accounting for asset retirement obligations. This standard requires recognition of a liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future cost of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The new standard is effective for all fiscal years beginning on or after January 1, 2004. The Trust expects to adopt this standard January 1, 2004. The impact of the effect of this new standard in the consolidated financial statements has not been determined. The Trust currently provides future asset retirement obligations using the unit-of-production method. Actual site restoration costs are charged against the accumulated liability.

Other accounting standards issued by the CICA during the year ended December 31, 2002 are not expected to materially impact the Trust.

FORWARD-LOOKING STATEMENTS

This discussion and analysis contains forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates" and similar expressions. These statements represent management's expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Acclaim. Undue reliance should not be placed on these forward-looking statements which are based upon management's assumptions and are subject to known and unknown risks and uncertainties, including the business risks discussed above, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Acclaim undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by the cautionary statement.

Management's Report

The consolidated financial statements of the Trust are the responsibility of management and the Board of Directors of the Trust. They have been prepared by management in accordance with Canadian generally accepted accounting principles.

In fulfilling its responsibilities, management has developed and maintains a system of internal controls designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the financial records. The consolidated financial statements necessarily include certain estimates which are made after consideration of the information available and using careful judgments.

The Board of Directors exercises its responsibilities for financial controls through an Audit Committee which is comprised of directors who are not employees of the Trust. The Committee meets with management and the external auditors to satisfy it that the responsibilities of the respective parties are properly discharged and to review the consolidated financial statements before they are presented to the Board for approval.

The unitholders have appointed Deloitte & Touche LLP, as the external auditors of the Trust and, in that capacity, they have examined the consolidated financial statements for the year ended December 31, 2002. The Auditors' Report to the unitholders is presented herein.

J. Paul Charron
President and Chief Executive Officer
March 14, 2003

Stephanie Bunch
Controller

Auditors' Report

Years ended December 31, 2002 and 2001

To the unitholders of Acclaim Energy Trust

We have audited the consolidated balance sheets of Acclaim Energy Trust as at December 31, 2002 and 2001 and the consolidated statements of earnings (loss) and accumulated earnings and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
March 14, 2003

Deloitte & Touche LLP
Chartered Accountants

Consolidated Statements of Earnings (Loss) and Accumulated Earnings (Note 1)

Years ended December 31, 2002 and 2001

($000s except per unit amounts)	**2002**	**2001**
REVENUE		
Petroleum and natural gas sales	**119,455**	118,409
Royalty expense	**(27,193)**	(26,280)
Alberta Royalty Tax Credit	**500**	876
	92,762	93,005
EXPENSES		
Operating	**22,702**	17,601
General and administrative	**3,362**	3,358
Interest	**6,505**	6,187
Depletion, depreciation and amortization	**60,065**	42,719
Provision for site restoration	**2,719**	925
	95,353	70,790
Earnings (loss) before taxes	**(2,591)**	22,215
Provision for capital taxes	**935**	808
Provision for (recovery of) future income taxes *(Note 14)*	**(1,982)**	7,624
NET EARNINGS (LOSS)	**(1,544)**	13,783
Accumulated earnings, beginning of year	**25,447**	13,345
Repurchase of shares *(Note 9)*	**-**	(464)
Repurchase of options for cancellation *(Note 12)*	**(1,594)**	(1,217)
Accumulated earnings, end of year	**22,309**	25,447
Earnings (loss) per unit - basic *(Notes 1 & 9)*	**(0.02)**	0.36
Earnings (loss) per unit - diluted *(Notes 1 & 9)*	**(0.02)**	0.35

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets (Note 1)

Years ended December 31, 2002 and 2001

($000s)	**2002**	**2001**
		(Restated - Note 6)
ASSETS		
Accounts receivable	**36,701**	23,745
Prepaid expenses	**7,598**	5,843
Total current assets	**44,299**	29,588
Deferred charge *(Note 15)*	**386**	853
Property, plant and equipment, net *(Note 4)*	**562,548**	456,361
Goodwill *(Note 1)*	**51,178**	-
Total assets	**658,411**	486,802
LIABILITIES		
Accounts payable and accrued liabilities	**45,926**	35,870
Distributions payable *(Note 13)*	**6,376**	-
Debenture payable *(Note 5)*	**3,225**	-
Current portion of obligation under capital lease *(Note 7)*	**1,275**	269
Bank debt *(Note 6)*	**73,355**	128,074
Total current liabilities	**130,157**	164,213
Hedging and capital lease obligations *(Note 7)*	**3,806**	4,628
Deferred revenue *(Note 8)*	**612**	803
Future income taxes *(Note 14)*	**143,339**	133,751
Future site restoration and abandonment	**8,738**	3,251
Total liabilities	**286,652**	306,646
UNITHOLDERS' EQUITY		
Capital *(Note 9)*	**317,734**	154,709
Convertible preferred shares *(Note 11)*	**8,566**	-
Convertible debentures *(Note 10)*	**42,363**	-
Accumulated earnings	**22,309**	25,447
Accumulated distributions *(Note 13)*	**(19,213)**	-
Total unitholders' equity	**371,759**	180,156
Total liabilities and unitholders' equity	**658,411**	486,802

See accompanying notes to consolidated financial statements.

Subsequent event (Note 16).

Approved on Behalf of the Board of Directors:

Robert G. Brawn
Chairman of the Board

J. Paul Charron
President and Chief Executive Officer

Consolidated Statements of Cash Flows (Note 1)

Years ended December 31, 2002 and 2001

($000s except per unit amounts)	2002	2001
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:		
OPERATING ACTIVITIES		
Net earnings (loss)	(1,544)	13,783
Adjustments for:		
Depletion, depreciation and amortization	60,066	42,719
Provision for site restoration	2,719	925
Provision for (recovery of) future income taxes *(Note 14)*	(1,982)	7,624
Cash flows from operations	59,259	65,051
Changes in non-cash working capital	(4,723)	(13,887)
Cash provided by operating activities	54,536	51,164
FINANCING ACTIVITIES		
Proceeds from (repayment of) bank debt	(70,929)	44,434
Repayment of debentures	(824)	-
Proceeds from issuance of units and shares, net of issue costs	66,009	34,271
Proceeds from issuance of convertible debentures, net of issue costs *(Note 10)*	43,200	-
Repurchase of shares	-	(1,180)
Repurchase of options for cancellation	(1,594)	(302)
Reduction of hedging, capital lease obligations and deferred revenue	(1,490)	(3,050)
Distributions to unitholders	(14,584)	-
Cash provided by financing activities	19,788	74,173
INVESTING ACTIVITIES		
Petroleum and natural gas property expenditures	(59,331)	(72,254)
Acquisition of subsidiaries *(Notes 1 & 3)*	(11,942)	(85,000)
Proceeds from disposal of petroleum and natural gas properties	-	22,800
Changes in non-cash investing working capital	(3,051)	9,117
Cash used in investing activities	(74,324)	(125,337)
Cash, beginning and end of year	-	-
The Trust paid the following cash amounts in 2002 and 2001:		
Interest paid	6,082	5,525
Capital taxes paid	935	374

See accompanying notes to consolidated financial statements.

Notes to the Consolidated Financial Statements

Years ended December 31, 2002 and 2001 (tabular amounts in $000s except for unit amounts)

1. ACQUISITION OF ACCLAIM ENERGY TRUST

The business combination of Acclaim Energy Trust ("Acclaim") and Ketch Energy Ltd. ("Ketch Energy") occurred October 1, 2002 and was pursuant to a Plan of Arrangement (the "Ketch Arrangement") dated August 21, 2002. It has been accounted for as a reverse takeover of Acclaim by Ketch Energy as the shareholders of Ketch Energy became the controlling unitholders of Acclaim after the business combination. Under the reverse takeover form of accounting, Ketch Energy is deemed to have acquired Acclaim and accordingly, the consolidated financial statements of the Trust for the year ended December 31, 2002 include the results of Ketch Energy for the full year 2002 and those of Acclaim from the date of deemed acquisition on October 1, 2002. All comparative figures and references to prior year amounts are those of Ketch Energy.

The Acclaim net assets and liabilities deemed to be acquired were:

Property, plant and equipment	**135,500**
Goodwill	**51,178**
Working capital deficiency	**(2,800)**
Bank debt	**(16,210)**
Debenture payable	**(4,049)**
Lease obligations	**(1,612)**
Future income taxes	**(12,170)**
Site restoration and abandonment	**(3,122)**
Convertible preferred shares	**(8,566)**
	138,149
Consideration was comprised of:	
Issuance of units	**126,207**
Transaction costs	**11,942**
	138,149

As a condition precedent to the Ketch Arrangement, the Trust acquired all of the issued and outstanding common shares of Acclaim Energy Management Inc., a company engaged to perform certain management, advisory and consulting services to the Trust, in exchange for 1,762,594 convertible preferred shares in the amount of $8.6 million. The related management contract was terminated.

Also, as part of the Ketch Arrangement, certain oil and gas assets and related liabilities with a net book value of $32 million, were transferred to Ketch Resources Ltd., a previously related junior oil and gas exploration company. This transaction was affected by way of return of capital to the previous Ketch Energy shareholders, and the stated capital was accordingly reduced (see Note 9).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements include the accounts of Acclaim Energy Trust and its direct and indirect wholly owned subsidiaries and partnerships (collectively, "Acclaim" or the "Trust") using reverse takeover accounting as described in Note 1. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management of the Trust to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality and within the framework of the significant accounting principles outlined on the following page.

Petroleum and natural gas properties

The Trust follows the full-cost method of accounting for petroleum and natural gas operations, whereby all costs related to the exploration and development of petroleum and natural gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, costs of drilling both productive and non-productive wells, well equipment, flowline and plant costs, geological and geophysical expenses and overhead expenses directly related to exploration and development activities.

Gains or losses on sales of properties are recognized only when crediting the proceeds to the recorded costs would result in a change of 20 percent or more in the depletion and depreciation rate.

Capitalized costs are depleted using the units-of-production method based on estimated proven reserves of petroleum and natural gas before royalties as determined by independent petroleum engineers. Costs relating to unproven properties are excluded from costs subject to depletion and depreciation until it is determined whether or not proven reserves exist or if impairment occurs. Proven natural gas reserves and production are converted to equivalent volumes of crude petroleum based on the approximate relative energy content ratio of six thousand cubic feet of natural gas to one barrel of crude oil.

The net book value of the Trust's petroleum and natural gas properties and equipment is subject to a cost recovery test (the "ceiling test"). The Trust estimates the future net revenues, using year end prices, plus the lower of cost and estimated fair value of unproven properties, less future site restoration and abandonment costs, general and administrative expenses, financing costs and income taxes. Any deficiency in the future recoverable costs as compared to the net book value is charged to current operations as part of depletion and depreciation expense.

The amounts recorded for depletion and depreciation of property and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test calculation is based on estimates of proven reserves, production rates, crude oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and changes in such estimates may impact the financial statements in future periods.

Goodwill

Goodwill is tested annually for impairment. A goodwill impairment provision would be recognized when the amount of goodwill exceeds its fair value. Should an impairment provision be required it will be charged to earnings in the period of impairment.

Future site restoration and abandonment costs

Future site restoration and abandonment costs are provided for using the unit-of-production method. Costs are estimated each year by management in consultation with the Trust's independent petroleum engineers based on current regulations, costs, technologies and industry standards. The actual future site restoration and abandonment costs are charged to the accumulated provision account as incurred.

Joint venture

A portion of the Trust's development and production activities are conducted jointly with others. These financial statements reflect only the Trust's proportionate interest in such activities.

Revenue recognition

Revenue associated with sales of crude oil, natural gas and natural gas liquids is recognized when title passes to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

Depreciation

Office furniture and equipment is depreciated on a declining-balance method at annual rates of 10 percent to 33 percent.

Assets under capital lease are depreciated on a straight line method over 20 years of useful life.

Unit-based compensation plan

The Trust has a unit-based compensation plan for employees and independent directors of the Trust. Compensation cost is measured based on the intrinsic value of the award at the date of grant and is recognized over the vesting period. Any consideration received by the Trust on exercise of the unit rights is credited to unitholders' capital. See Note 12 for a description of the plan and proforma disclosure of associated compensation cost.

Flow-through shares

Capital includes flow-through shares issued pursuant to certain provisions of the *Income Tax Act (Canada)* (the "Act") by Ketch Energy. Under the Act, where the proceeds are used for eligible expenditures, the related income tax deductions may be renounced to subscribers. No flow-through shares or units have been issued by the Trust.

Capital is reduced by an amount equal to the estimated future income taxes payable by Ketch Energy as a result of the renunciations and the estimated future income taxes payable are recorded as an increase to the future income tax liability.

Income taxes

The Trust is a taxable entity under the Act and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust distributes all of its taxable income (if any) to the unitholders and meets the requirements of the Act applicable to the Trust, no provision for income tax has been made in the Trust.

The Trust follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the Trust's corporate subsidiaries and their respective tax bases, using substantially enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in earnings in the period that the change occurs.

Financial instruments

The Trust periodically enters into financial instruments to reduce its exposure to price fluctuations on a portion of its petroleum and natural gas production. The contracts are not used for speculative trading purposes and constitute effective hedges. Realized gains or losses on these contracts are reported as adjustments to petroleum and natural gas revenue in the related production period. The costs or proceeds realized from holding the interest rate swaps are recognized in interest expense at the time the transaction is settled.

Cash and cash equivalents

The Trust considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents primarily consist of funds on deposit under various terms or Bankers' Acceptances utilized to fix the interest rate for on the bank debt. Cash and cash equivalents are stated at cost which approximates fair value.

Per unit information

Basic earnings per unit are calculated using the weighted average number of units outstanding during the year. Diluted earnings per unit are calculated using the treasury stock method to determine the dilutive effects of stock options. The treasury method assumes that proceeds from the exercise of "in-the-money" unit options are used to re-purchase common units at the prevailing market rate.

Years ended December 31, 2002 and 2001 (tabular amounts in $000s except for unit amounts)

3. ACQUISITIONS

Reverse takeover of Acclaim by Ketch Energy

Effective October 1, 2002, Acclaim combined with Ketch Energy. The combination has been accounted for using reverse takeover accounting. Please refer to Note 1.

Post Energy Corporation

Effective July 9, 2001, Ketch Energy acquired all of the issued and outstanding shares of Post Energy Corporation ("Post"), a public company involved in the exploration, development and production of oil and gas in western Canada. The shares were acquired at a ratio of 1 common share of Post for 1.3 shares of Ketch Energy. Consideration for the Post shares consisted of the issue of 10,491,427 common shares of Ketch Energy at an ascribed value of $5.97 per share and cash consideration of $85 million, including costs of issue.

The acquisition has been accounted for by the purchase method of accounting as follows:

Allocation of purchase price:	
Net working capital deficiency	(8,234)
Petroleum and natural gas properties	284,292
Future income taxes	(88,304)
Long-term debt	(37,373)
Hedging obligation	(2,200)
Provision for future site restoration	(1,014)
	147,167

4. PROPERTY, PLANT AND EQUIPMENT

	2002		
	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties	684,557	124,751	559,806
Assets under capital lease	2,783	463	2,320
Office furniture and equipment	998	576	422
	688,338	125,790	562,548

	2001		
	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties	520,109	65,464	454,645
Assets under capital lease	1,693	323	1,370
Office furniture and equipment	693	347	346
	522,495	66,134	456,361

Costs relating to unproved properties of $25.4 million (2001 - $34.8 million) were excluded from costs subject to depletion and depreciation. Capitalized overhead expenses were $235,364 (2001 - $255,289).

5. DEBENTURE PAYABLE

The debenture payable of $3.2 million, bears interest at 6 percent per annum and is payable in quarterly instalments of $823 thousand on each of March 31, 2003, June 30, 2003 and September 30, 2003, with a final payment of $756 thousand due on December 31, 2003. A Special Voting Unit was issued to the holders of the debentures and entitles said holders to 29,171,184 votes until the debentures are paid in full. Except for the right to vote at meetings of the unitholders, the Special Voting Units do not confer any other rights onto the holders.

Years ended December 31, 2002 and 2001 (tabular amounts in $000s except for unit amounts)

6. BANK DEBT

The Trust has a credit facility with a syndicate of banks that includes a $120 million revolving production loan (2001 - $130 million revolving), a $15 million revolving operating loan (2001- $nil) and a $15 million acquisition facility (2001 - $10 million acquisition facility) of which $73.4 million was drawn at December 31, 2002 (2001 - $128.1 million). The full facility bears interest at the lenders' prime rate or Bankers' Acceptances plus an applicable margin, as outlined in the lending agreement, based on the debt to cash flow ratio. The facility is secured with a demand debenture over the petroleum and natural gas assets of $500 million and is subject to annual review where the lender may re-determine the borrowing base at any time.

Effective January 1, 2002, Canadian accounting standards require that revolving debt, with terms of 364 days or less, be included in current liabilities. The Trust's current credit facility has therefore been included in current liabilities with the comparative amount restated. There have been no changes in the terms or conditions of the credit facility, other than those stated above.

Effective January 28, 2003, the credit facility was increased from an aggregate $150 million to an aggregate $195 million, concurrent with the Elk Point acquisition. Please refer to Note 16.

In order to mitigate the Trust's exposure to fluctuations in interest rates, the Trust has fixed the interest rate on $4 million (2001 - $4 million) of its debt through the use of interest rate swap contracts with a Canadian chartered bank. The interest rate of 6.36 percent includes bank stamping fees of 1 percent. The unrealized loss on these contracts at December 31, 2002 was $128,824 (2001 - a loss of $161,766) and such amounts are recognized in the statements as they are realized. The contracts have a maturity date of April 22, 2004.

7. HEDGING AND CAPITAL LEASE OBLIGATION

Hedging and capital lease obligations is comprised of the following amounts:

	2002	**2001**
Hedging obligation	**2,848**	3,703
Capital leases	**1,903**	1,194
Other obligations	**330**	-
	5,081	4,897
Less current portion	**1,275**	269
	3,806	4,628

Hedging obligation

Pursuant to the unwinding of certain hedging contracts as discussed in Note 15, the Trust assumed an obligation with the contract counter party for the remaining value of the contracts at that time. This obligation is repayable in monthly amounts of $138,600 to October 2004. Payment amounts include an implicit interest rate of 7.3 percent. The total amount of the hedging obligation at December 31, 2002 was $2.8 million (2001 - $3.7 million).

Capital lease obligation

In October 1999, Ketch Energy entered into a six year lease for its share of the cost of a gas plant at Parkland, British Columbia. The implicit interest rate in the contract was 9.9765 percent.

On October 1, 2002, as part of the assets acquired in the reverse takeover of Acclaim by Ketch Energy, the Trust acquired an additional obligation under capital lease for a gas plant at Carson Creek, Alberta. The implicit interest rate in the contract was 9.92 percent. The aggregate future minimum lease payments required to meet these obligations are as follows:

	2002	**2001**
2002	**-**	376
2003	**1,430**	376
2004	**375**	376
2005	**314**	314
Total minimum lease payments	**2,119**	1,442
Less interest implicit in the lease	**216**	248
	1,903	1,194
Less current portion, included in current liabilities	**1,275**	269
	628	925

Years ended December 31, 2002 and 2001 (tabular amounts in $000s except for unit amounts)

Interest expense related to the capital leases is included in interest expense on the consolidated statement of earnings (loss) and amounted to $133,155 (2001 - $132,493). At the end of the fifth year of the lease on the Parkland equipment, the Trust has the option to purchase the equipment under lease for approximately $365,000. At the end of 2003, the Trust has the option to purchase the Carson Creek equipment under lease for $500,000, the amount of which has been included in the table on the previous page.

8. DEFERRED REVENUE

In November 1998, Ketch Energy sold natural gas call options for the six year period from November 1999 to October 2005 on 3,000 gigajoules ("GJ") per day with a strike price of $2.80 per GJ. Ketch Energy received a discounted premium of $0.168 per GJ for total proceeds of $1.1 million in November 1999.

The premium is being recognized as petroleum and natural gas revenue over the term of the contract, beginning November 1999 at $0.22 per GJ with the balance recognized as interest expense. The premium recorded for December 31, 2002 was $236,970 (2001 - $236,970) with interest expense recorded of $46,561 (2001 - $58,512). The remaining balance at December 31, 2002 was $612,154 (2001 - $802,563)

9. CAPITAL

In accordance with the reverse takeover method of purchase accounting, as described in Note 1, shares, warrants and option amounts are those of Ketch Energy to September 30, 2002, with an adjustment on October 1, 2002 to account for reverse takeover accounting. In addition, Ketch Energy is deemed to have acquired the net assets of Acclaim, in exchange for units with a deemed value of $126.2 million.

Authorized capital of the Trust is comprised of an unlimited number of units.

	Number of Shares/Units	*Amount*
Balance, December 31, 2000	25,459,392	62,917
Issue of flow-through shares for cash	2,531,115	12,714
Issued for cash	3,000,000	22,500
Shares issued on acquisition *(Note 3)*	10,491,427	61,443
Exercise of stock options and warrants	598,577	1,295
Tax effect of flow-through shares	-	(5,443)
Shares repurchased for cancellation	(263,400)	(717)
Balance, December 31, 2001	41,817,111	154,709
Issued for cash, net of costs	**4,477,941**	**19,270**
Exercise of stock options	**1,647,732**	**6,006**
Exercise of warrants	**743,321**	**2,044**
Transfer of net assets by way of return of capital *(Note 1)*	**-**	**(31,707)**
Adjustments relating to reverse takeover:		
Elimination of Ketch Energy shares	**(48,686,105)**	**-**
Issuance of units at exchange of 1.15	**55,988,967**	**-**
Acclaim units outstanding at acquisition	**32,267,462**	**126,207**
	88,256,429	**276,529**
Issued for cash, net of costs	**9,550,000**	**40,110**
Exercise of unit options	**50,000**	**153**
Issued for employee savings plan *(Note 12)*	**27,821**	**105**
Issue of units on conversion of debentures *(Note 10)*	**214,613**	**837**
Balance, December 31, 2002	**98,098,863**	**317,734**

	2002	*2001*
Basic weighted average number of units	**62,922,338**	38,101,796
Weighted average number of diluted units	**62,922,338**	38,845,631

Years ended December 31, 2002 and 2001 (tabular amounts in $000s except for unit amounts)

On May 19, 2001, Ketch Energy issued 3,000,000 shares pursuant to a short form prospectus to raise gross proceeds of $22.5 million. The proceeds were used to fund the capital expenditure program in 2001 and to reduce debt.

On July 9, 2001, Ketch Energy issued 10,491,427 shares pursuant to a plan of arrangement to acquire Post Energy Corporation for an ascribed value of $61.4 million (Note 3).

On various dates in the fourth quarter of 2001, Ketch Energy issued 2,531,115 flow through shares for $12.7 million ($7.3 net of tax effect). At December 31, 2001, the full amount had been renounced to the holders and $11.5 million remained to be incurred in 2002, under the look-back rules. All amounts have been expended in 2002, as required.

On October 1, 2002, the Trust issued 9,550,000 units pursuant to a short form prospectus to raise gross proceeds of $40.1 million to finance the reverse takeover of Acclaim by Ketch Energy.

Weighted average number of diluted units

For 2002, basic earnings (loss) per share was equivalent to diluted earnings (loss) per share as a result of the loss for the year. For 2001, dilution was due to the deemed exercise of "in-the-money" options and warrants.

Repurchase of shares under normal course issuer bid

In 2001, Ketch Energy purchased, for cancellation, 263,400 common shares at an average cost of $4.48 under normal course issuer bids. The stated capital of the shares repurchased was less than the amount paid of $1,180,021, resulting in a reduction to accumulated earnings $464,000. No amounts were expended in 2002.

Related party transactions

Included in accounts receivable at December 31, 2002, is an amount of $1,065,701 which is outstanding from directors of the Trust arising under loan agreements of a prior year to enable them to purchase shares of Ketch Energy (December 31, 2001 - $807,518). Subsequent to year end, $532,851 of the total was repaid, with the reminder due in 2005.

Pursuant to the Ketch Arrangement, the management contract with AEMI was internalized as set out in Note 1. The previous shareholders of AEMI were also officers and directors of the Trust.

10. CONVERTIBLE DEBENTURES

On December 17, 2002, the Trust issued 45,000, 11 percent convertible, extendible, unsecured, subordinated debentures at a price of $1,000 per debenture. The debentures bear interest at an annual rate of 11 percent payable semi-annually on June 30 and December 31 of each year commencing June 30, 2003.

The debentures are redeemable by the Trust at a price of $1,050 per debenture after January 1, 2006 and on or before January 1, 2007 and at a price of $1,025 per debenture after January 1, 2007 and before maturity on December 31, 2007 and in each case, holders will receive accrued and unpaid interest.

The debentures are convertible into units at the option of the holder at any time prior to maturity, or a date set by the Trust for redemption, at a conversion price of $3.90 per unit. Holders converting their debentures will receive accrued and unpaid interest on conversion.

Additionally, the Trust may elect, from time to time, to satisfy its obligation to pay interest on the debentures, on the date it is payable, by delivering sufficient units to the debenture trustee. The debenture trustee will commence the sale of such units in order that the holders will receive cash to satisfy the interest obligation in full.

Years ended December 31, 2002 and 2001 (tabular amounts in $000s except for unit amounts)

As the debentures are redeemable by the Trust, after January 1, 2006 with units and the interest payments may be satisfied with the issuance of units, at any time, the debentures have been classified as equity, rather than debt and interest payments are included in Accumulated Distributions, rather than interest expense (see Note 13).

The following table reconciles the number of units to be issued on conversion of the remaining balance of the convertible debentures.

	Number of Units Available On Conversion	Amount
Issued December 17, 2002	11,538,462	45,000
Issue costs	-	(1,800)
Converted to units during the year *(Note 9)*	(214,613)	(837)
Balance, December 31, 2002	11,323,849	42,363

The fair value of the convertible debentures at December 31, 2002 based on quoted market value was $44,870,000.

11. CONVERTIBLE PREFERRED SHARES

	Number of Preferred Shares	Amount
December 31, 2002	1,762,594	8,566

Subject to unitholder approval, the preferred shares are convertible on a one-for-one basis into exchangeable shares of Acclaim Energy Inc. ("AEI"), a subsidiary of the Trust. Each exchangeable share is exchangeable into units on a one-for-one basis (subject to adjustment for distributions) with 1,192,141 exchangeable immediately and the remaining 570,453 of the preferred shares convertible as to one-third on each of October 1, 2003, 2004 and 2005. Each preferred share has a stated value $4.86 and is entitled to a 14 percent annual cumulative dividend. Each preferred share is retractable at the option of the holder in units at an amount equal to the stated value plus all accrued and unpaid dividends at any time after the 2003 Annual General Meeting of the unitholders. They are also redeemable at the option of the AEI at any time after December 31, 2002, for units at an amount equal to the stated capital plus all accrued and unpaid dividends.

At December 31, 2002, there was $295,713 of undeclared, unpaid, cumulative dividends.

12. UNIT-BASED COMPENSATION PLAN

The Trust has a unit-based compensation plan (the "Plan") under which 1,000,000 units of the Trust are reserved for issuance to employees, officers and directors. Options issued in excess of the approved number under the Plan are subject to unitholder approval. Options under the Plan vest to the option holders between the time the option is granted and within three years after the option is granted. The maximum term of options granted under the Plan is five years.

All of the unit options granted have a fixed exercise price determined at the time of grant as either the lower of the market price on the date of the grant or the weighted average trading price of the units for the five consecutive immediately preceding trading days prior to the date of the grant.

Years ended December 31, 2002 and 2001 (tabular amounts in $000s except for unit amounts)

The following table is a reconciliation of options outstanding under the Plan from January 1, 2001 to December 31, 2002:

	2002		2001	
	Number of Shares/Units	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding beginning of year	**3,366,882**	**$3.28**	2,315,075	$2.76
Granted	**951,898**	**$4.75**	1,912,873	$3.85
Exercised	**(1,647,736)**	**$3.64**	(217,355)	$3.55
Cancelled	**(2,671,044)**	**$3.57**	(643,711)	$3.14
Outstanding October 1, 2002	**-**	**-**	3,366,882	$3.28
Acclaim options outstanding at date of acquisition on October 1, 2002	**76,000**	**$3.12**	-	-
Granted	**5,120,000**	**$3.94**	-	-
Exercised	**(50,000)**	**$3.05**	-	-
Outstanding, end of year	**5,146,000**	**$3.94**	3,366,882	$3.28
Options exercisable, end of year	**26,000**	**$3.26**	327,805	$2.80

Unit distribution incentive bonus plan

In 2002, the Trust adopted a unit distribution incentive bonus plan (the "Bonus Plan") pursuant to which Bonus Plan rights may be granted to directors, officers, employees or consultants of the Trust. Under the Bonus Plan, distributions in excess of 8 percent of the net property, plant and equipment would result in the granting of Bonus Plan rights. The amount of Bonus Plan rights may not exceed the amount of options granted to an individual under the unit-based compensation plan. Bonus Plan rights must be exercised contemporaneously with options exercised under the unit-based compensation plan. No such Bonus Plan rights were granted in 2002.

Employee unit savings plan

The Trust has a savings plan whereby the employees can place up to 5 percent of their annual base salary and the Trust will match up to 10 percent of their annual base salary. All amounts are then invested in Acclaim Energy Trust units by way of market purchases or issuances from Treasury. During 2002, 27,648 units were issued from Treasury under the Employee Unit Savings Plan with $104,887 being credited to share capital (Note 9). The Trust matching portion is also included in general and administrative expenses as a compensation expense to the employee.

Repurchase of options for cancellation and acceleration of vesting due to Ketch Arrangement

In 2002, Ketch Energy agreed to repurchase 783,610 vested options from employees that exercised their 'put right' under the option plan. Ketch Energy paid $1.5 million during 2002 (2001 - $1.2 million) to the employees, net of their option cost and such amount was charged to accumulated earnings. The repurchased options were cancelled.

All options held by Ketch Energy employees on September 26, 2002 were considered vested, pursuant to the change of control terms of the then outstanding option plan. As outlined in the Ketch Arrangement, 50 percent of the options were repurchased by Ketch Energy at a stated value less the exercise price, for a net cost of $4.1 million and the remaining 50 percent of the outstanding options were exercised and exchanged for units pursuant to Ketch Arrangement. Ketch Energy received net exercise proceeds of $5.8 million, resulting in net cash to Ketch Energy of $1.7 million. There were 150,000 options considered to be out of the money. These options were neither repurchased or exercised, and were cancelled pursuant to the Ketch Arrangement. The amount of $5.8 million was credited to share capital and the amount of $4.1 million was included in the costs of the arrangement - Note 1.

Years ended December 31, 2002 and 2001 (tabular amounts in $000s except for unit amounts)

The following table summarizes information about the unit options outstanding under the Plan at December 31, 2002 and 2001. The comparative information for 2001 is that of Ketch Energy and does not include information with regard to any options Acclaim Energy Trust had outstanding prior to the reverse takeover of Acclaim by Ketch Energy on October 1, 2002.

2002

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding, End of Year	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable, End of Year	Weighted Average Exercise Price
$3.00 - 3.50	20,000	3.2 years	$3.05	20,000	$3.05
$3.51 - 4.00	5,126,000	4.8 years	$3.94	6,000	$3.94

2001

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding, End of Year	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable, End of Year	Weighted Average Exercise Price
$1.40 - 3.00	1,010,691	4.3 years	$2.41	147,611	$2.07
$3.01 - 3.50	1,727,641	5.3 years	$3.25	126,644	$3.24
$3.51 - 5.00	478,550	5.8 years	$3.97	53,550	$3.78
$5.01 - 7.51	150,000	5.4 years	$7.23	-	-

Effective January 1, 2002, Canadian accounting standards require disclosure of the impact on net earnings of using the fair value method for stock options issued on or after January 1, 2002. During the year, the Trust granted 5,120,000 options and if the fair value method had been used, the effect would have been to increase general and administrative expense and reduce earnings by $776,010. Net earnings per unit would be reduced by $0.01. Fair value has been calculated using the Black Scholes model (5 year life; 34 percent volatility; 4.257 percent risk free rate of return, 18 percent expected dividends). The weighted average grant date fair value for these options was $0.26 per share.

13. ACCUMULATED DISTRIBUTIONS

In accordance with reverse takeover accounting, any distributions paid to unitholders prior to October 1, 2002 are not reported in the current year's financial statements. The table below shows the distributions to unitholders both before and after the combination.

Distributions on issued units		Post-Combination		Pre-Combination	
Record Date	Payment Date	$/Unit	Distribution	$/Unit	Distribution
Total amounts paid in 2001		-	-	0.21	5,693
Total amounts paid in 2002	before October 1, 2002	-	-	0.49	15,267
September 30, 2002	October 21, 2002	-	-	0.06	1,936
October 31, 2002	November 20, 2002	0.065	6,324	-	-
November 30, 2002	December 20, 2002	0.065	6,325	-	-
December 31, 2002	January 20, 2003	0.065	6,376	-	-
Distributions on issued units		0.195	19,025	0.76	22,896
Distributions (interest) on convertible debentures *(Note 10)*					
December 31, 2002	June 30, 2003	-	188	-	-
Total accumulated distributions		0.195	19,213	0.76	22,896

Years ended December 31, 2002 and 2001 (tabular amounts in $000s except for unit amounts)

14. INCOME TAXES

The Trust

The Trust is an inter vivos trust for income tax purposes. Accordingly, the Trust is taxable on any income which is not allocated to the unitholders. The Trust intends to allocate all income to the unitholders. Should the Trust incur any income taxes, the funds available for distribution will be reduced accordingly.

During 2002, the Trust had nil taxable income (2001 - nil) and all distributions were considered a return of capital to the unitholders. During the year, $4.3 million of tax pools were utilized, with the following tax pools remaining:

	2002	2001
COGPE	**17,876**	-
Tax loss carry forward	**1,739**	5,300
Share issue costs	**1,440**	-
	21,055	5,300

Corporate subsidiaries

Future income taxes arise from temporary differences between the accounting and tax bases of the corporate subsidiaries assets and liabilities. The Trust has recorded a future income tax liability associated with those temporary differences as at December 31, 2002 and 2001 relating to the following:

	2002	2001
Temporary differences related to assets and liabilities	**164,196**	139,394
Finance expense charged to unitholders' equity	**(3,786)**	(2,077)
Tax loss carry forward	**(17,071)**	(3,566)
	143,339	133,751

Income tax expense varies from amounts that would be computed by applying Canadian federal and provincial income tax rates as follows:

	2002	2001
Net earnings (loss) before taxes	**(2,591)**	22,215
Statutory income tax rate	**42.34%**	42.84%
Expected income tax expense	**(1,097)**	9,517
Add (deduct) the tax effect of:		
Non-deductible crown charges	**8,333**	9,380
Resource allowance	**(5,686)**	(8,502)
Alberta Royalty Tax Credit	**(212)**	(375)
Rate adjustments and other	**(3,320)**	(2,396)
Future income tax expense (recovery)	**(1,982)**	7,624
Capital tax expense	**935**	808
Total tax expense (recovery)	**(1,047)**	8,432

15. HEDGING AND FINANCIAL INSTRUMENTS

The Trust's financial instruments recognized on the consolidated balance sheets include accounts receivable, accounts payable and accrued liabilities, bank debt and hedging and capital lease obligations. The fair values of financial instruments other than bank debt approximates their carrying amounts due to the short-term nature of these instruments. The carrying value of bank debt approximates its fair value due to floating interest terms; the fair value of the obligation under capital lease approximates carrying value due to current rates for comparable terms of the lease obligation. The fair value of the interest rate swaps associated with bank debt is disclosed in Note 6.

Years ended December 31, 2002 and 2001 (tabular amounts in $000s except for unit amounts)

The Trust is exposed to the commodity price fluctuations of crude oil and natural gas and to fluctuations of the Canada - US dollar exchange rate. The Trust manages this risk by entering into various on and off balance sheet derivative financial instruments. A portion of the Trust's exposure to these fluctuations is hedged through the use of swaps and forward contracts. The Trust's exposure to interest rate fluctuations is disclosed in Note 6.

The Trust is exposed to credit risk due to the potential non-performance of counter parties to the above financial instruments. The Trust mitigates this risk by dealing only with larger, well-established commodity marketing companies and with major national chartered banks.

As a result of commodity hedging transactions, petroleum and natural gas sales for 2002 increased by $0.5 million (2001 - $5.5 million).

Deferred charge

On April 14, 2000, Ketch Energy unwound gas contracts for a total of 5,055 GJs per day comprised of a contract for 4,000 GJs per day at $2.29 per GJ to October 2003 and a 1,055 GJs per day contract at $2.54 per GJ to October 2001. The loss on these contracts was $4.3 million and has been recorded as a deferred charge. The charge is being amortized over the term of the original contracts. An amount of $0.5 million was amortized during 2002 (2001 - $2.0 million). The remaining unamortized balance at December 31, 2002 was $386,000 (2001 - $853,000)

The Trust has entered into various financial contracts and fixed price physical contracts for 2002 and future years.

December 31, 2002 outstanding contracts

Crude Oil

Financial Instrument	Daily Volume (bbls)	Floor/Ceiling	Term
Three way collar	1,000	US$20.00 - 25.00 - 29.00	January 1, 2003 - July 31, 2003
Three way collar	1,000	US$21.00 - 24.00 - 28.60	January 1, 2003 - December 31, 2003
Collar	500	US$22.00 - 29.10	January 1, 2003 - December 31, 2003
Collar	500	US$22.00 - 29.50	January 1, 2003 - December 31, 2003
Collar	500	US$24.00 - 29.00	January 1, 2003 - June 30, 2003
Collar	500	US$24.00 - 29.07	January 1, 2003 - June 30, 2003

Heavy Oil Differentials

Financial Instrument	Daily Volume (bbls)	Floor/Ceiling	Term
Collar	800	US$6.00 - 12.00	July 1, 2002 - June 30, 2003
Floor	200	US$8.70	January 1, 2003 - June 30, 2003

Natural Gas

Financial Instrument	Daily Volume (GJ)	Floor/ Ceiling	Term
Put	2,000	CDN $4.50	November 1, 2002 - March 31, 2003
Put	5,000	CDN $4.50	November 1, 2002 - March 31, 2003
Put	5,000	CDN $4.75	November 1, 2002 - March 31, 2003
Collar	5,000	CDN $4.75 - 8.20	December 1, 2002 - March 31, 2003
Collar	5,000	CDN $4.75 - 7.80	December 1, 2002 - March 31, 2003
Collar	5,000	CDN $5.00 - 6.85	January 1, 2003 - March 31, 2003
Collar	2,000	CDN $4.50 - 6.35	April 1, 2003 - October 31, 2003
Collar	5,000	CDN $4.50 - 6.20	April 1, 2003 - October 31, 2003
Collar	5,000	CDN $4.50 - 6.25	April 1, 2003 - October 31, 2003
Collar	5,000	CDN $4.50 - 6.50	April 1, 2003 - October 31, 2003
Collar	5,000	CDN $4.50 - 6.16	April 1, 2003 - October 31, 2003

Years ended December 31, 2002 and 2001 (tabular amounts in $000s except for unit amounts)

The fair value of the outstanding crude oil and natural gas contracts as of December 31, 2002, reflects unrealized losses of $2.1 million and $14.0 million respectively. Due to the fluctuating commodity prices, the realized gain or loss when the contracts settle may vary.

At December 31, 2002, the Trust had a US dollar forward sales contract for an aggregate $200,000 per month, expiring December 2005, at an average exchange rate of 1.452 percent. The unrealized fair value loss on the outstanding contracts at December 31, 2002 is $835,016 (December 31, 2001 - $1,189,784).

16. SUBSEQUENT EVENT

Subsequent to year end, on January 28, 2003, the Trust completed the previously announced acquisition of Elk Point Resources Inc. ("Elk Point"), a public company involved in the exploration, development and production of oil and gas in western Canada. All of the issued and outstanding shares of Elk Point were acquired for $3.70 per Elk Point share, to a maximum of $15 million or a ratio of 0.95 units per Elk Point share, to a maximum of 26.3 million units. Elk Point shareholders elected to receive units in excess of the maximum available and accordingly, the final exchange ratio was calculated as 0.88537 trust units with 26,293,160 units issued and the payment of $15.9 million in cash (including $5.0 million of transaction costs).

The acquisition will be accounted for by the purchase method of accounting. An estimate of the allocation to the fair value of the assets is as follows, but is subject to change upon the final determination of fair values.

Allocation of purchase price:	
Net working capital	**1,484**
Petroleum and natural gas properties	**170,000**
Goodwill	**13,603**
Future income taxes	**(11,470)**
Bank debt	**(63,000)**
Hedging obligation	**(352)**
Provision for future site restoration	**(2,325)**
	107,940
Consideration was comprised of:	
Issuance of units	**95,970**
Cash	**10,890**
Transaction costs (net of option proceeds)	**1,080**
	107,940

Concurrent with the acquisition of Elk Point, the credit facility with the syndicate of banks was increased to an aggregate of $190 million from an aggregate of $150 million. The other terms of the facility remain unchanged.

17. COMPARATIVE FIGURES

Certain of the prior year's figures have been reclassified to conform to the current year's presentation. Additionally, the comparative figures are those of Ketch Energy Ltd. and not of Acclaim as previously reported, due to reverse takeover accounting effective October 1, 2002.

Corporate Information

DIRECTORS

Robert G. Brawn, B. Sc., P. Eng.
Chairman of the Board of Directors

Jack C. Lee, B.A., B. Comm.
Vice Chairman of the Board of Directors

J. Paul Charron, CA
President, Chief Executive Officer and Director

Noel A. Cleland , P. Eng.
Director

R. Carl Smith
Director

Frank W. King, O.C., LlD, B. Sc., P. Eng.
Director

Grant B. Fagerheim
Director

OFFICERS AND SENIOR MANAGEMENT

Brent D. Defosse, P. Eng.
Vice President, Production and Chief Operating Officer

Richard J. Tiede, P. Eng.
Vice President, Business Development

David J. Broshko, CA
Vice President, Finance and Chief Financial Officer

Grace D. Stickland
Vice President, Land

Stephanie A. Bunch, CA
Controller

Allan R. Willms, P. Eng.
Manager, Engineering

Wesley R. Morningstar
Manager, Geology and Geophysics

AUDITORS

Deloitte & Touche LLP
Chartered Accountants
Calgary, Alberta

BANKERS

The Toronto-Dominion Bank
Canadian Imperial Bank of Commerce
Bank of Montreal
Alberta Treasury Branches
BNP Paribas (Canada)
The Bank of Nova Scotia
Union Bank of California, NA

ENGINEERING CONSULTANTS

Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta

STOCK EXCHANGE LISTING

Toronto Stock Exchange trading symbol AE.UN
Debenture listing AE.DB

HEAD OFFICE

1800, 255 - 5th Avenue SW
Calgary, Alberta
Canada T2P 3G6
Telephone (403) 261-9010
Facsimile (403) 262-6977
Email: acclaim@acclaimtrust.com
Website: www.acclaimtrust.com

Printed by Quebecor World Calgary   Designed by Sandy Seifert


ACCLAIM
Energy Trust

1800, 255 - 5th Avenue SW
Calgary, Alberta Canada T2P 3G6
Telephone (403) 261-9010 Facsimile (403) 262-6977
Email : acclaim@acclaimtrust.com
Website : www.acclaimtrust.com

ACCLAIM ENERGY TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

TO: THE UNITHOLDERS OF ACCLAIM ENERGY TRUST

TAKE NOTICE that an Annual and Special Meeting (the "Meeting") of the holders ("Unitholders") of trust units ("Trust Units") of Acclaim Energy Trust (the "Trust") will be held in the Ballroom at the Metropolitan Centre, located at 333 - 4th Avenue S.W., Calgary, Alberta, on Thursday, the 29th day of May, 2003, at 3:00 p.m. (Calgary time) for the following purposes:

1. to receive and consider the consolidated financial statements of the Trust for the year ended December 31, 2002 and the auditors' report thereon;

2. to appoint the Trustee of the Trust;

3. to elect the directors of Acclaim Energy Inc. ("Acclaim Energy");

4. to appoint auditors of the Trust;

5. to consider and, if thought fit, pass an ordinary resolution adopting a new trust unit option plan of the Trust;

6. to consider and, if thought fit, pass an ordinary resolution authorizing the issuance by the Trust of Trust Units in connection with the acquisition of all of the issued and outstanding shares of Acclaim Energy Management Inc.;

7. to consider and, if thought fit, pass an ordinary resolution ratifying and approving a private placement by the Trust of up to 625,000 Trust Units;

8. to consider and, if thought fit, pass a special resolution permitting the Trustee of the Trust at the direction of the Board of Directors of Acclaim Energy to consolidate the issued and outstanding Trust Units on a one (1) for 2.5 basis; and

9. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Unitholders of the Trust who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 24 hours before the time set for the holding of the Meeting or any adjournment thereof.

Computershare Trust Company of Canada, the Trustee of the Trust, has fixed the record date for the Meeting at the close of business on April 8, 2003 (the "Record Date"). Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders prepared as at the Record Date at the Meeting. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

DATED at Calgary, Alberta, this 17th day of April, 2003.

BY ORDER OF COMPUTERSHARE TRUST COMPANY OF CANADA, by ACCLAIM ENERGY INC.

(Signed) J. Paul Charron
President and Chief Executive Officer



ACCLAIM ENERGY TRUST

INFORMATION CIRCULAR - PROXY STATEMENT

FOR THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
TO BE HELD ON THURSDAY, MAY 29, 2003

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by management of Acclaim Energy Trust (the "Trust"), for use at the Annual and Special Meeting of the holders (the "Unitholders") of trust units ("Trust Units") of the Trust (the "Meeting") to be held on the 29th day of May, 2003, at 3:00 p.m. (Calgary time) in the Ballroom at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual and Special Meeting.

The Trust has outstanding two types of securities that entitle holders to vote generally at meetings of Unitholders; Trust Units and special voting units ("Special Voting Units"). A single Special Voting Unit was issued to Computershare Trust Company of Canada (the "Voting Trustee") as trustee under a voting trust agreement for the benefit of holders of 6% unsecured subordinated debentures ("Debentures") issued by the Trust's wholly-owned subsidiary, Acclaim Energy Inc. ("Acclaim Energy") in connection with a plan of arrangement which was effective April 20, 2001. The Trust Units and the Special Voting Units vote together as a single class on all matters. Each Trust Unit outstanding on the Record Date (as defined below) is entitled to one vote. The one Special Voting Unit which is outstanding is entitled to 29,171,824 votes. The Voting Trustee is required to vote the Special Voting Unit in the manner that holders of Debentures instruct, from time to time based on the proportion that the principal amount of the Debentures held by each holder is to the aggregate principal amount of the Debentures outstanding at the particular time and to abstain from voting in proportion to the Debentures for which the Voting Trustee does not receive instructions. The procedures for holders of Debentures to instruct the Voting Trustee about voting at the Meeting are explained in the "Voting Direction for Holders of Debentures of Acclaim Energy Inc." (the "Voting Direction") that has been provided to holders of Debentures together with this Information Circular - Proxy Statement. Accordingly, the holders of the Debentures are currently entitled to approximately 23.2% of the voting rights of the Trust based on 125,752,868 Units outstanding. The Special Voting Unit will be redeemed and the voting rights attached will terminate upon the repayment in full of the Debentures. See also the discussion under "Voting by Holders of Debentures" contained in this Information Circular - Proxy Statement.

Instruments of Proxy must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof. Computershare Trust Company of Canada, the trustee of the Trust (the "Trustee") has fixed the record date for the Meeting at the close of business on April 8, 2003 (the "Record Date"). Only Unitholders of record as at that date are entitled to receive notice of the Meeting. Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date even though the Unitholder has since that time disposed of his or her Trust Units. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and officers of Acclaim Energy. Each Unitholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Unitholder, to attend and to act for the Unitholder and on behalf of the Unitholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

NOTICE TO BENEFICIAL HOLDERS OF TRUST UNITS

The information set forth in this section is of significant importance to many Unitholders of the Trust, as a substantial number of the Unitholders of the Trust do not hold Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to herein as "Beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Trust. Such Trust Units will more likely be

registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients. The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications. ADP Investor Communications typically mails a scannable Voting Instruction Form in lieu of the form of proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively the Beneficial Holder can call a toll-free telephone number to vote the Trust Units held by the Beneficial Holder. ADP Investor Communications then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. **A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Trust Units directly at the Meeting as the Voting Instruction Form must be returned as directed by ADP Investor Communications well in advance of the Meeting in order to have the Trust Units voted.**

The foregoing discussion similarly applies to holders of Debentures who do not hold their Debentures in their own name. Only holders of Debentures whose name appears on the records of Acclaim Energy as the registered holders of Debentures are entitled to instruct the Voting Trustee as to how to exercise voting rights in respect of their Debentures at the Meeting.

REVOCABILITY OF PROXY

A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends at the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of Acclaim Energy at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

A holder of Debentures who has submitted a Voting Direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a Voting Direction may be revoked by instrument in writing executed by the holder of Debentures or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Voting Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Voting Direction is to be acted upon, or with a representative of the Voting Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the Voting Direction is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of management of the Trust. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual and Special Meeting and this Information Circular - Proxy Statement (as well as the Voting Direction) will be borne by the Trust. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of Acclaim Energy, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The Trust Units represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Trust Units will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by the Trust are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual and Special Meeting. At the time of printing this Information Circular - Proxy Statement, management of the Trust knows of no such amendment, variation or other matter.

VOTING BY HOLDERS OF DEBENTURES

The Voting Trustee holds one Special Voting Unit of the Trust. The one Special Voting Unit which is outstanding is entitled to 29,171,824 votes. The Voting Trustee is required to vote the Special Voting Unit in the manner that holders of Debentures instruct, from time to time based on the proportion that the principal amount of the Debentures held by each holder is to the aggregate principal amount of the Debentures outstanding on the Record Date and to abstain from voting in proportion to the Debentures for which the Voting Trustee does not receive instructions.

A Voting Direction is the means by which a holder of Debentures may authorize the voting of his or her voting rights at the Meeting. Each holder of Debentures, is entitled to give the Voting Trustee voting instructions for a proportionate number of votes comprised in the voting rights that the aggregate principal amount of Debentures owned of record by such holder bears to the aggregate principal amount of Debentures outstanding on the record date for the Meeting. The Voting Trustee will exercise each vote only as directed by the relevant holder on the Voting Direction. In the absence of instructions from a holder as to voting, the Voting Trustee will not exercise those votes. A holder of Debentures may also instruct the Voting Trustee to give him or her a proxy entitling him or her or a designee of the holder to vote personally the relevant number of votes or to grant to management of the Trust a proxy to vote those votes.

VOTING TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

The Trust was formed pursuant to the provisions of the Amended and Restated Trust Indenture dated April 20, 2001 between the Trustee and Nevis Ltd. (the "Trust Indenture"). Pursuant to the plan of arrangement giving rise to the Trust, Nevis Ltd. and Danoil Energy Ltd. amalgamated to form Acclaim Energy.

The Trust is authorized to issue an unlimited number of Trust Units. As at April 8, 2003, 125,752,868 Trust Units were issued and outstanding. The Trust is also entitled to issue an unlimited number of Special Voting Units. As at April 17, 2003, one Special Voting Unit had been issued to the Voting Trustee in conjunction with the issuance of Debentures of Acclaim Energy. The Special Voting Unit is entitled to 29,171,824 votes. As at April 8, 2003 there was $2,589,527 principal amount of the Debentures issued and outstanding. At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit of which such Unitholder is the registered holder. All votes on special resolutions shall be by a ballot and no demand for a ballot shall be necessary.

When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them are present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee is entitled to cast such vote.

To the best of the knowledge of the Trustee and the directors of Acclaim Energy, there is no person or corporation which beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units of the Trust which may be voted at the Meeting.

The percentage of Trust Units of the Trust that are owned, directly or indirectly, by all directors and officers of Acclaim Energy as a group is approximately 3.2% (4,017,492 Trust Units). In addition, the directors and officers of Acclaim Energy own 1,469,416 14% redeemable, retractable, exchangeable preferred shares ("Preferred Shares") of Acclaim Energy which, upon receipt of Unitholder approval at the Meeting, are convertible on a one-for-one basis into exchangeable shares, series 1 ("Exchangeable Shares") of Acclaim Energy which in turn are exchangeable into an aggregate of 1,469,416 Trust Units, subject to adjustment for distributions.

QUORUM FOR MEETING

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5% of the outstanding Trust Units for all of the matters to be considered at the Meeting except for the special resolution approving the consolidation of the issued and outstanding Trust Units (the "Consolidation Resolution"), for which a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 20% of the outstanding Trust Units. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than twenty-one (21) days later and to such place and time as may be determined by the Chairman of the Meeting. At such Meeting, the Unitholders present either personally or by proxy shall form a quorum. In the case of a meeting, at which a special resolution is under consideration, such adjournments are required to be for not less than 21 days nor more than 60 days and notice to be given at least 10 days prior to the date of the adjourned meeting.

APPROVAL REQUIREMENTS

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting except for the Consolidation Resolution, which requires approval by a special resolution. A special resolution requires the approval of not less than 66 ⅔% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting. In addition to these approvals, in accordance with the requirements of the Toronto Stock Exchange (the "TSX"), the approval of the resolution authorizing the issuance by the Trust of Trust Units in connection with the acquisition of Acclaim Energy Management Inc. will also be required to be passed by a majority of the votes cast by Unitholders other than Jack C. Lee, Robert G. Brawn and Barry P. Dorin. In accordance with the requirements of the TSX, the resolution approving the private placement of up to 625,000 Trust Units to certain employees and senior officers of Acclaim Energy will also be required to be passed by a majority of the votes cast by Unitholders other than the employees and officers of Acclaim Energy who subscribed for Trust Units pursuant to the private placement.

MATTERS TO BE ACTED UPON AT MEETING

1. Appointment of Trustee of the Trust

The Trust Indenture provides that the Unitholders shall at each annual meeting, re-appoint or appoint a successor to the Trustee. Accordingly, Unitholders will consider an ordinary resolution to appoint Computershare Trust Company of Canada ("Computershare") as trustee of the Trust to hold office until the end of the next annual meeting. Computershare or its predecessor, Montreal Trust Company of Canada, has been trustee of the Trust since its formation on April 20, 2001.

2. Election of Directors of Acclaim Energy

The articles of Acclaim Energy provide for a minimum of five directors and a maximum of nine directors. There are currently seven directors and the Board of Directors of Acclaim Energy (the "Board") has determined to increase the number of directors to eight (8) members. Unitholders are entitled to elect all eight (8) of the members of the Board by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture. Following such meeting the Trustee shall elect the individuals so elected by the Unitholders to the Board.

The eight (8) nominees for election as directors of Acclaim Energy by Unitholders are as follows:

Robert G. Brawn
Jack C. Lee
J. Paul Charron
Grant B. Fagerheim
Noel A. Cleland
Frank W. King
R. Carl Smith
W. Peter Comber

The names and municipalities of residence of the eight (8) persons nominated for election as directors of Acclaim Energy by Unitholders, the number of Trust Units of the Trust beneficially owned, directly or indirectly, or over which each exercises

control or direction, the offices held by each in Acclaim Energy, the period served as director and the principal occupation of each are as follows:

Name and Municipality of Residence	Number of Trust Units Beneficially Owned or Controlled (5)	Offices Held and Time as Director	Principal Occupation
Robert G. Brawn (1)(3)(4) Calgary, Alberta	1,432,693 (6)(7)	Chairman of the Board and Director since April 20, 2001	Corporate director
Jack C. Lee (2)(3) Calgary, Alberta	1,265,561(6)	Vice-Chairman of the Board and Director since April 20, 2001	Corporate director since October 1, 2002, President and Chief Executive Officer of Acclaim Energy from April 20, 2001 until October 1, 2002 and prior thereto President and Chief Executive Officer of Danoil Energy Ltd., a predecessor of Acclaim Energy
J. Paul Charron Calgary, Alberta	599,808	President and Chief Executive Officer and Director since October 1, 2002	President and Chief Executive Officer of Acclaim Energy since October 1, 2002, Vice President and Chief Financial Officer of Ketch Energy Ltd. from April 2000 until October 1, 2002 and prior thereto held positions of Managing Director, Vice President and Director and Vice President of BMO Nesbitt Burns Inc. from May 1997 to April 2000
Grant B. Fagerheim (2)(4) Calgary, Alberta	309,398	Director since October 1, 2002	President and Chief Executive Officer of Ketch Resources Ltd. since October 1, 2002, President and Chief Executive Officer of Ketch Energy Ltd. from April 2000 until October 1, 2002 and prior thereto held positions of Senior Vice President, Chief Operating Officer and Vice President Business Development and Marketing of Northrock Resources Ltd. from April 1996 to December 1999
Noel A. Cleland (2)(3) Canmore, Alberta	76,000	Director since April 20, 2001	Independent petroleum engineering consultant
Frank W. King (1)(4) Calgary, Alberta	297,032	Director since April 20, 2001	President of Metropolitan Investment Corporation (a financial services company)
R. Carl Smith (1) Calgary, Alberta	37,000	Director since April 20, 2001	Corporate director
W. Peter Comber Toronto, Ontario	Nil	Nominee	Managing Director of Barrantagh Investment Management Inc. ("Barrantagh") (an investment counseling firm specializing in portfolio management for individuals and small pension funds) since 1999 and prior thereto President of Newtonhouse Investment Management Ltd., a predecessor company of Barrantagh

Notes:

(1) Member of Audit Committee.
(2) Member of Reserves Committee.
(3) Member of Compensation Committee.
(4) Member of Governance Committee.
(5) The information as to Trust Units beneficially owned, directly or indirectly, or over which control or direction is exercised, is based upon information furnished to Acclaim Energy by the nominees.
(6) In addition, Messrs Brawn and Lee each beneficially own, directly or indirectly, or exercise control or direction over 734,708 Preferred Shares which, upon receipt of Unitholder approval at the Meeting, are convertible on a one-for-one basis into Exchangeable Shares of Acclaim Energy which in turn are initially exchangeable into 734,708 Trust Units. See "Matters to be Acted Upon at Meeting – 5. Approval of Issuance of Trust Units in connection with the Acquisition of the Manager".
(7) In addition, Mr. Brawn owns $765,000 principal amount 11% convertible extendible unsecured subordinated debentures of the Trust which are convertible into Trust Units at any time on the earlier of December 31, 2007 and the business day immediately preceding the date specified by the Trust for redemption of the debentures, at a conversion price of $3.90 per Trust Unit.

3. Appointment of Auditors of the Trust

The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders. Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of Deloitte & Touche LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders.

4. Adoption of New Trust Unit Option Plan

Unitholders will be asked at the Meeting to consider, and if thought fit, ratify and approve a new trust unit option plan (the "Option Plan") of the Trust which will supercede and replace the existing trust unit option plan of the Trust (the "Old Plan"). The Old Plan was approved by Unitholders of the Trust in May 2002. The Trust currently has outstanding options to purchase 10,000 Trust Units pursuant to the Old Plan and outstanding options to purchase 6,250,000 Trust Units pursuant to the Option Plan. If the Option Plan is approved as proposed the outstanding options will remain in effect and be exercisable in accordance with their terms and, in the case of options granted pursuant to the Old Plan, be deemed to be issued under terms of the Option Plan. Approval of the Option Plan will also constitute ratification of all outstanding options to purchase Trust Units.

The Option Plan authorizes the Board or, if determined by the Board, by a compensation committee of the Board consisting of not less than three directors, to grant unit options to directors, officers, employees or consultants of the Trust or Acclaim Energy or any of their affiliates. A copy of the Option Plan is set out in Schedule "A" attached hereto. The Option Plan authorizes the Board to grant options to purchase an aggregate of 11,500,000 Trust Units (4,600,000 Trust Units assuming the Consolidation Resolution is approved by Unitholders at the Meeting and implemented by the Board).

The Trust adopted a unit distribution incentive bonus plan (the "Unit Distribution Incentive Bonus Plan") concurrent with the adoption of the Option Plan to provide effective long-term incentives to optionees to work towards and participate in the growth and development of the Trust by providing such persons with long-term incentives related to distributions paid on the Trust Units. See " Report on Executive Compensation - Unit Distribution Incentive Bonus Plan".

At the Meeting, Unitholders will be asked to consider and, if thought fit, to approve the following resolution to approve the adoption of the Option Plan:

> "BE IT RESOLVED as an ordinary resolution of the unitholders of Acclaim Energy Trust that the trust unit option plan of Acclaim Energy Trust, as more particularly described in Acclaim Energy Trust's Information Circular - Proxy Statement dated April 17, 2003, be and the same is hereby ratified, approved and authorized."

The directors of Acclaim Energy believe that the above resolution is in the best interests of the Trust and recommend that Unitholders vote in favor of the resolution. In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Unitholders who vote in person or by proxy at the Meeting. The persons named in the Instrument of Proxy furnished by management of the Trust intend, unless otherwise directed, to vote in favour of the resolution ratifying and approving the Option Plan.

5. Approval of Issuance of Trust Units in connection with the Acquisition of the Manager

On October 1, 2002 the Trust completed the indirect acquisition of all the issued and outstanding common shares of Ketch Energy Ltd. pursuant to a court-approved plan of arrangement under the *Business Corporations Act* (Alberta) (the "Ketch Arrangement").

The completion of the Ketch Arrangement resulted in the transition to the current management team of Acclaim Energy lead by Mr. J. Paul Charron, President and Chief Executive Officer, the former Vice President and Chief Financial Officer of Ketch Energy Ltd., and including Brent Defosse, Vice President, Production and Chief Operating Officer, Rick Tiede, Vice President, Business Development, Grace Stickland, Vice President, Land and Stephanie Bunch, Controller. The Board was also reconstituted in connection with the completion of the Ketch Arrangement to include Robert G. Brawn, Chairman, Jack C. Lee, Vice-Chairman, J. Paul Charron, Grant B. Fagerheim, Noel A. Cleland, Frank W. King and R. Carl Smith.

As a condition of the Ketch Arrangement, Acclaim Energy acquired all the issued and outstanding shares of Acclaim Energy Management Inc. (the "Manager") in exchange for the issuance of 1,000,000 Preferred Shares of Acclaim Energy with the result that the previous management agreement with the Manager was terminated. In addition, Acclaim Energy issued 762,594

Preferred Shares to the shareholders of the Manager in exchange for non-compete covenants from such shareholders. All of the Preferred Shares have a stated value of $4.86 per share.

The agreement with respect to Acclaim Energy's acquisition of all of the outstanding shares of the Manager was reviewed and negotiated by a special independent committee of the Board, comprised of Frank W. King, R. Carl Smith and Noel A. Cleland.

The Manager was wholly-owned by Jack C. Lee, the former President and Chief Executive Officer of Acclaim Energy and the current Vice-Chairman and a director of Acclaim Energy, Robert Brawn, Chairman of the Board, and Barry P. Dorin, the former Executive Vice President and Chief Operating Officer of Acclaim Energy.

Each Preferred Share is convertible, after receipt of Unitholder approval as set forth herein, on a one-for-one basis into Exchangeable Shares of Acclaim Energy. The Exchangeable Shares are exchangeable into Trust Units at the "Exchange Ratio" which at any time and in respect of each Exchangeable Share, shall initially be equal to one, and shall be cumulatively adjusted between the time at which that Exchangeable Share was issued and the time as of which the Exchange Ratio is being calculated by: (i) increasing the Exchange Ratio on each date on which the Trust pays a cash distribution in respect of the Trust Units by an amount equal to a fraction having as its numerator the cash distribution, expressed as an amount per Trust Unit, paid on that distribution payment date, and having as its denominator the average of the closing sale prices of the Trust Units during the period of 20 consecutive trading days on the TSX on the first business day following the distribution payment date for such cash distribution; and (ii) decreasing the Exchange Ratio on each date on which a dividend is paid to the holders of Exchangeable Shares by an amount equal to a fraction having as its numerator the amount of the dividend payable to the holders of Exchangeable Shares, expressed as an amount per Exchangeable Share, and having as its denominator the average of the closing sale prices of the Trust Units during the period of 20 consecutive trading days on the date that is seven business days prior to the dividend record date. Of the Exchangeable Shares issuable to the former shareholders of the Manager, 1,192,141 shall be immediately exchangeable into Trust Units and 570,453 shall only be exchangeable for Trust Units as to one-third thereof on each of October 1, 2003, 2004 and 2005. If the Consolidation Resolution is approved by Unitholders at the Meeting and implemented by the Board then an equivalent adjustment will be made to the number of Trust Units issuable upon the exchange of the Exchangeable Shares.

The Preferred Shares of Acclaim Energy have the following attributes: (a) a 14% annual cumulative dividend; (b) convertible on a one-for-one basis for the Exchangeable Shares at any time at the option of the holder or Acclaim Energy following receipt of all necessary regulatory approvals for the issuance of the Trust Units underlying the Exchangeable Shares; (c) retractable at the option of the holder at an amount equal to the stated capital of such shares plus all accrued and unpaid dividends at any time after the 2003 annual general meeting of Unitholders in the event that all regulatory approvals have not been obtained; and (d) redeemable at the option of Acclaim Energy at any time after December 31, 2002 for an amount equal to the stated capital of such shares plus all accrued and unpaid dividends.

Unitholder approval of the Trust Unit issuance in connection with the acquisition of the Manager is not required by law, but is a condition to TSX approval. The TSX requires Unitholder approval of the Trust Unit issuance by a majority of votes cast at the Meeting, other than votes attaching to Trust Units held by Jack C. Lee, Robert G. Brawn and Barry P. Dorin, being 2,939,660 Trust Units in the aggregate. Accordingly, Unitholders will be asked to consider and, if deemed fit, approve the following resolution:

> "BE IT RESOLVED, as an ordinary resolution of the unitholders of Acclaim Energy Trust (the "Trust"), that:
>
> (a) the issuance by the Trust upon the exchange from time to time of the 1,762,594 exchangeable shares, series 1 (the "Exchangeable Shares") of Acclaim Energy Inc. to be issued in connection with the acquisition of Acclaim Energy Management Inc. as described in the Trust's Information Circular – Proxy Statement dated April 17, 2003 of that number of trust units of the Trust equal to the applicable exchange ratio multiplied by the number of Exchangeable Shares tendered for exchange be and is hereby authorized and approved;
>
> (b) any director or officer of Acclaim Energy Inc. be and is hereby authorized and directed to execute or cause to be executed on behalf of the Trust or deliver or cause to be delivered all such documents, agreements and instruments and to do or cause to be done all such other acts and things as he shall determine in his sole discretion to be necessary or desirable in order to carry out the intent of the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution

and delivery of such document, agreement or instrument or the doing of any such act or thing."

The directors of Acclaim Energy believe that the above resolution is in the best interests of the Trust and recommend that Unitholders vote in favor of the resolution. The persons named in the Instrument of Proxy furnished by management of the Trust intend, unless otherwise directed, to vote in favour of the resolution approving the Trust Unit issuance as described above.

6. Approval of Private Placement of Trust Units

In February 2003, the Trust completed the private placement of 437,500 Trust Units at a price of $4.00 per Trust Unit to certain employees and senior officers of Acclaim Energy. In connection with the private placement, Acclaim Energy loaned the employees and senior officers an aggregate of $1,750,000 to enable them to purchase the Trust Units. Each of the loans are evidenced by promissory notes, do not bear interest and are due on the earlier of February 24, 2008 and the date the borrower ceases to be an employee of Acclaim Energy or any affiliate thereof and are secured by a pledge in favour of Acclaim Energy of the acquired Trust Units (the "Pledged Trust Units"). Acclaim Energy's recourse in respect of the loans is limited to the Pledged Trust Units. Distributions on an after-tax basis on the Pledged Trust Units are applied in repayment of principal. The private placement was closed in escrow subject to Unitholder approval. The Trust may complete the private placement of up to an additional 187,500 Trust Units at a price of $4.00 per Trust Unit to certain employees and senior officers of Acclaim Energy prior to the Meeting and loan such individuals up to an aggregate of $750,000 on equivalent terms as the foregoing loans to enable them to purchase the Trust Units. Such private placement will be closed in escrow subject to Unitholder approval.

Unitholder approval of the private placement is not required by law, but the TSX has required Unitholder approval of the private placement by a majority of votes cast at the Meeting, other than votes attaching to Trust Units held by the employees and senior officers of Acclaim Energy who subscribed for Trust Units pursuant to the private placement, as a condition of its approval. Accordingly, Unitholders will be asked to consider and, if deemed fit, approve the following resolution:

> "BE IT RESOLVED, as an ordinary resolution of the unitholders of Acclaim Energy Trust (the "Trust") that the private placement by the Trust of up to 625,000 trust units of the Trust at a price of $4.00 per trust unit to certain employees and senior officers of Acclaim Energy Inc. on the terms described in the Information Circular – Proxy Statement of the Trust dated April 17, 2003 be and the same is hereby ratified, authorized and approved and any one of the officers or directors of Acclaim Energy Inc. is hereby authorized and directed to do all such things as may be necessary or desirable, in the opinion of such officer or director, to give effect thereto."

The directors of Acclaim Energy believe that the above resolution is in the best interests of the Trust and recommend that Unitholders vote in favor of the resolution. The persons named in the Instrument of Proxy furnished by management of the Trust intend, unless otherwise directed, to vote in favour of the resolution approving the private placement as described above.

7. Approval of Consolidation of Trust Units

The Board passed a resolution at a board meeting on April 10, 2003 recommending the consolidation of the issued and outstanding Trust Units of the Trust on a one (1) for 2.5 basis to decrease the total number of issued and outstanding Trust Units held by public Unitholders. As at the Record Date, the Trust had 125,752,868 Trust Units issued and outstanding. After giving effect to the consolidation of the Trust Units the Trust will have approximately 50,301,147 Trust Units outstanding. At the Meeting, Unitholders will be asked to consider, and if deemed fit, approve a special resolution to consolidate the number of issued and outstanding Trust Units on the basis of one (1) new Trust Unit of the Trust for every 2.5 Trust Units outstanding. The Board believes the reduced number of Trust Units and corresponding increase in market price will be more appropriate for the Trust as it will make the Trust more readily comparable to oil and gas trusts in its peer group in terms of per unit measures including trading prices, distributions and net asset value. An increased Trust Unit price will also improve margin terms associated with the purchase of the Trust Units and make the Trust Units more attractive to certain classes of institutional investors. Since distributions per Trust Unit will be adjusted by a corresponding factor, the yield per Trust Unit will not be affected by the consolidation.

In accordance with the amended and restated trust indenture dated as of April 20, 2001 (the "Trust Indenture") between Acclaim Energy and Computershare Trust Company of Canada, as trustee for and on behalf of the Trust, the resolution approving the consolidation of the Trust Units must be approved by not less than 66 ⅔% of the votes cast in respect of the resolution by or on behalf of the Unitholders present in person or represented by proxy at the Meeting. The complete text of the special resolution intended to be placed before the Meeting for approval is as follows:

"BE IT RESOLVED, as a special resolution of the unitholders of Acclaim Energy Trust (the "Trust"), that:

1. pursuant to subsection 11.5(c)(ii) of the amended and restated trust indenture between Acclaim Energy Inc. ("Acclaim Energy") and Computershare Trust Company of Canada (the "Trustee"), the consolidation of the issued and outstanding trust units ("Trust Units") of the Trust on the basis of one (1) new trust unit ("New Unit") for each 2.5 issued and outstanding Trust Units by the Trustee upon the direction of the Board be and the same is hereby adopted, approved, ratified and confirmed;

2. where the consolidation would otherwise result in a holder of Trust Units being entitled to receive a fraction of a New Unit, each holder shall receive the next highest whole number of New Units and a trust company, bank, registered dealer in securities or recognized depository which holds Trust Units on behalf of several beneficial owners shall be entitled, on producing evidence satisfactory to the Trust's registrar and transfer agent as to the number of Trust Units held for each beneficial owner to receive an aggregate number of New Units equal to the total number of New Units which all of the beneficial owners represented by it would have been entitled to receive if their holdings of Trust Units had been registered in their own names;

3. any one director or officer of Acclaim Energy be and is hereby authorized and directed to execute or cause to be executed on behalf of the Trust or deliver or cause to be delivered all such documents, agreements and instruments and to do or cause to be done all such other acts and things as they shall determine in their sole discretion to be necessary or advisable in order to carry out the intent of the foregoing resolution and the matters authorized thereby, such discrimination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any act or thing; and

4. the Board in their discretion may revoke this special resolution before it is acted upon without further approval or authorization of the unitholders of the Trust."

The directors of Acclaim Energy believe that the above resolution is in the best interests of the Trust and recommend that Unitholders vote in favor of the resolution. The Board currently intends to proceed with the consolidation as soon as practicable after the Meeting. Once Unitholder approval is obtained, a letter of transmittal containing instructions with respect to the surrender of the Trust's Trust Unit certificates will be furnished to Unitholders for use in exchanging their Trust Unit certificates. Upon the return of a properly completed letter of transmittal together with any certificates representing Trust Units, certificates for the appropriate number of New Units will be issued.

No certificate representing fractional New Units will be issued. In the event the consolidation results in a Unitholder of the Trust becoming entitled to a fractional New Unit, such Unitholder shall be entitled to receive one whole New Unit for any such fraction. In calculating such fractional interest, all Trust Units held by a beneficial holder shall be aggregated. The persons named in the Instrument of Proxy furnished by management of the Trust intend, unless otherwise directed, to vote in favour of the special resolution approving the consolidation of the Trust Units as described above.

EXECUTIVE COMPENSATION PRIOR TO INTERNALIZATION

Management Agreement

On October 1, 2002 the Ketch Arrangement was completed. As part of the transaction, Acclaim Energy completed the acquisition of all of the issued and outstanding shares of the Manager with the result that the external management contract structure of the Trust as described below and all related fees were eliminated. See also "Matters to be Acted Upon at Meeting.

In its role under the management agreement dated April 20, 2001 (the "Management Agreement") as manager and administrator of the Trust and Acclaim Energy, the Manager was entitled to receive a management fee (the "Management Fee") until April 20, 2006, subject to renewal thereafter. The Management Fee was payable monthly on the 15th day of the month, in an amount equal to 2.5% of net production revenue from the oil and gas properties of subsidiaries of the Trust, including Acclaim

Energy. The Manager was paid $529,132 of Management Fees for the period from January 1, 2002 until termination of the Management Agreement on October 1, 2002 and $572,537 for the period from April 20, 2001 until December 31, 2001.

Pursuant to the Management Agreement the Manager was entitled to office space and services for its officers and employees at the cost of Acclaim Energy and was entitled to reimbursement for costs and expenses incurred in connection with the provision of services pursuant to the Management Agreement.

The Manager was also entitled to an acquisition fee equal to 1.5% of the purchase price of any properties acquired by Acclaim Energy. In the event that Acclaim Energy's interest in the properties or a portion thereof was sold, the Manager was entitled to a disposition fee equal to 1.0% of the sale price of the properties sold. In the case of property exchanges or swaps, the Manager was entitled to the 1.5% acquisition fee up to the purchase price of any assets acquired and would receive the 1.0% disposition fee to the extent the value of the property being disposed of exceeds the purchase price. The Manager received acquisition and disposition fees of $9,000 for the period from January 1, 2002 until termination of the Management Agreement on October 1, 2002 and $15,160 for the period from April 20, 2001 until December 31, 2001.

REPORT ON EXECUTIVE COMPENSATION

Report on Executive Compensation

The Board has appointed a Compensation Committee composed of three non-management directors, Messrs. Cleland (Chair), Brawn and Lee.

The Compensation Committee meets from time to time each year for the purpose of reviewing the overall compensation policy. The Compensation Committee makes specific recommendations to the Board on salaries of officers, bonus payments, unit option and Bonus Right allocations and directors' compensation. The Board reviews all recommendations of the Compensation Committee before final approval.

Acclaim Energy's compensation philosophy is aimed at attracting and retaining quality and experienced people which is critical to the success of the Trust. Employee compensation, including executive officer compensation, is comprised of three elements: base salary, short term incentive compensation (being cash bonuses) and long term incentive compensation (being unit options and Bonus Rights granted pursuant to the Option Plan and the Unit Distribution Incentive Bonus Plan, respectively, and Trust Units acquired pursuant to the employee unit ownership plan of Acclaim Energy).

Base Salaries

Base salary ranges are determined following a review of comparative data for other mid-sized Canadian conventional oil and gas trusts and mid-sized oil and gas companies. Such information is obtained from a number of sources including independent consultants who regularly review compensation practices in Canada.

Bonuses

In addition to base salaries, Acclaim Energy may award cash bonuses to its employees, including the executive officers. The Board, in consultation with management, establishes annually, the basis on which bonuses will be granted. Under this plan all employees are eligible to receive cash bonuses in the event specified performance targets are met or exceeded by Acclaim Energy.

Trust Unit Options

Individual unit options are granted by the Board on the recommendation of the Compensation Committee in consultation with senior management, in the case of employees, and by the Board after consultation with the Compensation Committee in the case of executive officers, including the President and Chief Executive Officer. Trust Unit options are intended to align executive and Unitholder interests by creating a direct link between compensation and Unitholder return. Participation in Acclaim Energy's Option Plan rewards overall trust performance, as measured through the price of the Trust Units. In addition, the plan enables executives to develop and maintain a significant ownership position in the Trust.

Trust Unit options are normally awarded by the Board upon the commencement of employment with Acclaim Energy based on the level of responsibility within Acclaim Energy. Additional grants are made periodically to recognize the exemplary

performance of, or the special contribution by, eligible individuals. An annual grant may be made to eligible individuals based on individual performance and the performance of the Trust during the most recently completed financial year in relation to performance achieved by industry peer trusts during the comparable period.

The purpose of the Option Plan is to assist and encourage ownership of Trust Units by directors, employees and consultants of Acclaim Energy, the Trust and their affiliates to work towards and participate in the growth and development of the Trust by providing such persons with the opportunity, through unit options, to acquire an ownership interest in the Trust.

Unit Distribution Incentive Bonus Plan

The Trust adopted a unit distribution incentive bonus plan (the "Unit Distribution Incentive Bonus Plan") pursuant to which the Board or, if determined by the Board, a compensation committee of the Board, grants rights (the "Bonus Rights") to directors, officers, employees or consultants of the Trust or Acclaim Energy or any affiliate thereof to receive a payment in an amount equal to (i) the aggregate annual value of Trust Unit distributions declared by the Trust between the date on which the Bonus Right is granted and the expiry date of the Bonus Right which exceed the Rate of Return, divided by (ii) the weighted average number of Trust Units outstanding. "Rate of Return" means 8% of the line item property and equipment on the Trust's balance sheet from time to time or such other percentage of the property and equipment as may be determined by the Board from time to time. Bonus Rights granted to any eligible person may not exceed the number of Trust Units subject to unit options granted to such eligible person pursuant to the Option Plan. No Bonus Rights may be exercised unless the rightholder, contemporaneously with the exercise thereof, irrevocably exercises fully-vested unit options held by the rightholder under the Option Plan to purchase an equivalent number of Trust Units.

Bonus Rights are granted by the Board on the recommendation of the Compensation Committee after consultation with senior management in the case of employees, and by the Board after consultation with the Compensation Committee in the case of executive officers, including the President and Chief Executive Officer. Bonus Rights are typically granted contemporaneously with the grant of unit options pursuant to the Option Plan.

The purpose of the Unit Distribution Incentive Bonus Plan is to provide effective long-term incentives to directors, officers, employees and consultants of Acclaim Energy, the Trust and their affiliates to work towards and participate in the growth and development of the Trust by providing such persons with long-term incentives related to distributions paid on the Trust Units.

Employee Unit Ownership Plan

All full-time employees of Acclaim Energy and its affiliates and subsidiaries may elect to contribute up to 5% of their regular salary to the employee unit ownership plan (the "Employee Unit Ownership Plan") of Acclaim Energy. For each $1.00 contributed by an employee to the Employee Unit Ownership Plan, Acclaim Energy contributes $2.00. The funds are then used to purchase Trust Units from treasury or on the open market during each calendar month. The maximum number of Trust Units that may be reserved for issuance pursuant to the plan is 1,000,000. As at December 31, 2002, there were 38,730 Trust Units issued pursuant to the terms of plan.

The purpose of the Employee Unit Ownership Plan is to encourage employee savings through investment in Trust Units and to allow Acclaim Energy to provide Trust Units as an incentive to employees through its contributions. The Employee Unit Ownership Plan provides a direct personal incentive to each employee by aliening a portion of each employee's investment portfolio with the performance of the Trust.

Summary

Acclaim Energy's compensation policies have allowed Acclaim Energy to attract and retain a team of motivated professionals and support staff working towards the common goal of enhancing unitholder value. The Compensation Committee will continue to review compensation policies to ensure that they are consistent with the performance of the Trust.

The foregoing report is respectfully submitted to Unitholders by the Compensation Committee:

Noel A. Cleland (Chair)
Robert G. Brawn
Jack C. Lee

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides a summary of compensation information in respect of the Chief Executive Officers of Acclaim Energy and the executive officer of Acclaim Energy whose salary and bonus exceeded, in the aggregate, $100,000 during 2002 (collectively, the "Named Executive Officers") for the year ended December 31, 2002 and for the period from April 20, 2001, the date the Trust was established pursuant to the Trust Indenture, until December 31, 2001. No other executive officer of Acclaim Energy received a salary and bonus exceeding, in the aggregate, $100,000 during the fiscal year ended December 31, 2002.

		Annual Compensation			Long-Term Compensation		
					Awards	Payout	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Trust Units under Options Granted (#)	LTIP Payouts [5] ($)	All Other Compensation ($)
J. Paul Charron [1] President and Chief Executive Officer	2002	47,500	Nil	[4]	800,000	Nil	3,292 [6]
Jack C. Lee [2] President and Chief Executive Officer (former)	2002	138,600	Nil	[4]	50,000	Nil	13,860 [7]
	2001	116,667	Nil	[4]	Nil	Nil	5,600 [7]
Barry P. Dorin [3] Executive Vice President Chief Operating Officer (former)	2002	115,710	Nil	[4]	Nil	Nil	157,122 [8]
	2001	88,133	20,000	[4]	Nil	Nil	4,400 [7]

Notes:

(1) Mr. Charron became the President and Chief Executive Officer of Acclaim Energy on October 1, 2002, the date of completion of the Ketch Arrangement.
(2) Mr. Lee resigned as President and Chief Executive Officer of Acclaim Energy on October 1, 2002, the date of completion of the Ketch Arrangement.
(3) Mr. Dorin resigned as Executive Vice President and Chief Operating Officer of Acclaim Energy on October 1, 2002, the date of completion of the Ketch Arrangement.
(4) The value of prerequisites and other personal benefits for each Named Executive Officer did not exceed the lessor of $50,000 and 10% of the total of the annual salary and bonus of the Named Executive Officer for the financial year.
(5) There are no long-term incentive plans.
(6) Represents amounts contributed by Acclaim Energy pursuant to the Employee Unit Ownership Plan.
(7) Represents amounts contributed by Acclaim Energy pursuant to an employee unit purchase plan which has been terminated.
(8) Of this amount, $10,962 represents a contribution by Acclaim Energy pursuant to an employee unit purchase plan which has been terminated and $146,160 represents severance paid to Mr. Dorin in connection with the completion of the Ketch Arrangement.

Trust Unit Options Granted to the Named Executive Officers

The following table sets forth information regarding grants of options to the Named Executive Officers made under the Option Plan during the year ended December 31, 2002.

Name	Trust Units Under Options Granted [1][2] (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price ($/Trust Unit)	Market Value of Trust Units Underlying Options on the Date of Grant ($/Trust Unit)	Expiration Date
J. Paul Charron	800,000	15.3%	3.94	3.94	September 30, 2007
Jack C. Lee	50,000	1.0%	3.94	3.94	September 30, 2007

Notes:

(1) The options vest as to one-third thereof on each of October 1, 2003, 2004 and 2005.
(2) The options were granted subject to Unitholder and regulatory approval.

Trust Unit Option Exercises and Financial Year End Values

The following table sets forth, with respect to the Named Executive Officers, the number of Trust Units acquired pursuant to the exercise of Trust Unit options during the fiscal year ended December 31, 2002, the aggregate value realized upon any such exercise, and the number of Trust Units covered by unexercised options under the Option Plan as at December 31, 2002. The value of the unexercised in-the-money options is the difference between the exercise price of the options and the fair market value of the Trust Units on December 31, 2002 which was $3.94 per Trust Unit.

			Unexercised Options at December 31, 2002 (#)		Value of Unexercised In-the-Money Options at December 31, 2002 [(2)] ($)	
Name	**Securities Acquired on Exercise (#)**	**Aggregate Value Realized ($)**	**Vested**	**Not Vested [(1)]**	**Vested**	**Not Vested**
J. Paul Charron	Nil	Nil	Nil	800,000	Nil	Nil
Jack C. Lee	50,000	$50,500	Nil	50,000	Nil	Nil
Barry P. Dorin	25,000	$42,500	Nil	Nil	Nil	Nil

Notes:

(1) The options vest as to one-third thereof on each of October 1, 2003, 2004 and 2005.
(2) The in-the-money value of the unexercised Trust Unit options has been calculated using the closing price of $3.94 for the Trust Units of the Trust on the TSX on December 31, 2002, less the applicable exercise price of the underlying Trust Unit options.

REMUNERATION OF DIRECTORS

Each of the non-management directors of Acclaim Energy received an annual retainer of $6,000 and $500 per meeting or committee meeting attended, plus expenses of attending such meetings during 2002. Each of the non-management directors of Acclaim Energy also received a $10,000 bonus in October 2002 for their work in completing the Ketch Arrangement. In addition, during 2002 each of the non-management directors of Acclaim Energy were granted options to purchase 50,000 Trust Units at an exercise price of $3.94 per Trust Unit.

In the fiscal year of the Trust ended December 31, 2002, a total of $121,000 (April 20, 2001, the date the Trust was established pursuant to the Trust Indenture, until December 31, 2001 - $30,500) in fees were paid to the directors of Acclaim Energy.

LIABILITY INSURANCE OF DIRECTORS AND OFFICERS

Acclaim Energy maintains directors' and officers' liability insurance coverage for losses to Acclaim Energy if it is required to reimburse directors and officers, where permitted, and for direct indemnity of directors and officers where corporate reimbursement is not permitted by law. The insurance protects Acclaim Energy against liability (including costs), subject to standard policy exclusions, which may be incurred by directors and/or officers acting in such capacity for Acclaim Energy. All directors and officers of Acclaim Energy are covered by the policy and the amount of insurance applies collectively to all. The cost of this insurance is $47,000 per annum.

EMPLOYMENT CONTRACTS

As at April 17, 2003, the Trust and its subsidiaries do not have a written employment agreement or termination of employment or "change of control" agreement with any of the Named Executive Officers.

PERFORMANCE CHART

The following graph illustrates changes from April 26, 2001, the date the Trust Units commenced trading on the TSX following the establishment of the Trust pursuant to the Trust Indenture, to December 31, 2002, in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index (formerly the TSE 300 Composite Index), the TSX Oil & Gas Producers Index and the S&P/TSX Canadian Energy Trust Total Return Index, with all dividends and distributions reinvested.


$120
$100
$80
$60
$40
$20
$0
April 26, 2001
December 31, 2001
December 31, 2002
Acclaim Energy Trust Unitholder Total Return
S&P/TSX Composite Index
TSX Oil & Gas Producers Index
S&P/TSX Canadian Energy Trust Total Return Index

	April 26, 2001	December 31, 2001	December 31, 2002
Acclaim Energy Trust Unitholder Total Return	$100	$80.88	$113.23
S&P/TSX Composite Index	$100	$97.67	$ 83.80
TSX Oil & Gas Producers Index	$100	$92.25	$105.14
S&P/TSX Canadian Energy Trust Total Return Index	$100	$91.35	$106.00

CORPORATE GOVERNANCE

General

In 1995, the TSX adopted a set of guidelines which were revised in 1999 (the "Guidelines") relating to corporate governance matters. The Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among a corporation's board, management and shareholders. The TSX has prescribed that all corporations listed on the TSX must annually disclose their approach to corporate governance with specific reference to each of the Guidelines.

Set out below is a description of the Trust's governance practices, some of which are mandated by the terms of the Trust Indenture and others of which are established by the Board.

	Corporate Governance Guideline	The Trust's Alignment	Commentary
1.	The Board should explicitly assume responsibility for stewardship of the Trust, including the following matters:	Yes	The mandate of the Board (the "Board") expressly accepts responsibility for the stewardship of Acclaim Energy, the other subsidiaries of the Trust and the Trust to the extent delegated to Acclaim Energy under the Trust Indenture. In general terms, the Board, in consultation with the Chief Executive Officer of Acclaim Energy (the "CEO"), defines the principal objectives of the Trust and monitors the management of the business and affairs of the Trust with the goal of achieving the Trust's principal objectives.
(a)	adoption of a strategic planning process	Yes	The Board has assumed responsibility for the adoption of a strategic planning process through its review of forecasts and capital budgets from time to time, and approval of strategic plans which take into account, among other things, the opportunities and risks of the business. This review is performed on an annual basis and also in connection with material transactions undertaken by the Trust.
(b)	identification of principal risks, and implementing risk management systems	Yes	The Board and the Audit Committee perform the functions of identification of the principal risks of the business of the subsidiaries of the Trust; the implementation of appropriate systems to manage these risks and the review of the integrity of the internal controls and management information systems of the subsidiaries of the Trust. Directly and through the Audit Committee, the Board monitors and receives periodic reports respecting operations, internal controls and business risks from the management and the external auditors.
(c)	succession planning and monitoring senior management	Yes	The Board is responsible for monitoring and reviewing the performance of the CEO and senior management and for ensuring adequate succession for their positions. The Compensation Committee is specifically mandated to ensure that appropriate executive succession planning and performance evaluation programs are in place and operating effectively. The Compensation Committee conducts an annual review of the performance of the CEO. Senior management performance evaluations are undertaken annually, by the CEO. The Compensation Committee in conjunction with the CEO of the Trust has begun preparing a documented succession plan for the Trust to be put in place during 2003. The succession plan encompasses the identification of key roles and responsibilities and the planned development of certain individuals to fulfill those roles in the future.
(d)	communications policy	Yes	The Board endeavours to ensure open, accessible and timely disclosure to Unitholders and the public respecting the business, affairs and performance of the Trust in full compliance with all applicable legal requirements. The Board, directly or through the Audit Committee, approves major compliance and communication documents, including financial statements and management's discussion and analysis included in annual and quarterly reports, financing documents and other disclosure documents. The Audit Committee reviews financial risk management issues and the procedures to ensure the accurate and timely reporting of the Trust's financial and operating results to Unitholders.

Corporate Governance Guideline		The Trust's Alignment	Commentary
(e)	integrity of internal control and management information systems	Yes	The Board is specifically mandated to ensure processes are in place to monitor and maintain the integrity of the Trust's financial reporting, internal control and management information systems and performs this function through its regular board meetings and through the activities of the Audit Committee.
2.	Majority of directors should be "unrelated", and how these conclusions were reached	Yes	The Board is presently comprised of seven (7) members. The Board has determined that six (6) of its directors are "unrelated directors" within the meaning of the Guidelines. Mr. Charron is the President and CEO of Acclaim Energy and is therefore not unrelated. The remaining directors comply with the definition in the Guidelines which defines an unrelated director as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Trust, other than interests arising from shareholdings. The Chairman and Vice-Chairman of the Board are unrelated directors.
3.	Appoint a Committee responsible for the nomination procedures and orientation for new directors composed exclusively of outside (i.e., non-management) directors, the majority of whom are unrelated	No	The Governance Committee's proposed mandate to be adopted in 2003 explicitly includes nomination procedures and orientation of new members. The Governance Committee is comprised solely of unrelated directors. Pursuant to the proposed mandate, the Committee will be responsible for identifying and recommending new nominees to fill vacancies on, or to add additional directors to, the Board as required.
4.	Implement a process for assessing the effectiveness of the board of directors, its committees and individual directors	No	The Governance Committee intends to adopt in 2003 a process for the assessment and evaluation of the performance and contribution of individual members of the Board and the evaluation on an ongoing basis of the effectiveness of the Board and its committees.
5.	Provide orientation and education programs for new directors	No	The proposed mandate of the Governance Committee to be adopted in 2003 specifically includes the development and periodic review of orientation and education programs for new directors.
6.	Consider size of board of directors, and impact of the number on board effectiveness	Yes	The Governance Committee has determined, with the proposed addition to the Board, that the present size of the Board is appropriate as it is large enough to permit a diversity of views without being too large to detract from the Board's efficiency and effectiveness.
7.	Review compensation of directors	Yes	The Compensation Committee reviews annually the form and amount of compensation to ensure that such compensation reflects the responsibilities and risks in being an effective director. The Compensation Committee benchmarks directors compensation against compensation received by directors in similar positions. The Board has set director compensation based upon recommendations from this committee.

Corporate Governance Guideline		The Trust's Alignment	Commentary
8.	Committees should generally be composed of outside directors	Yes	All of the members of all Board Committees are unrelated directors.
9.	Appoint a committee responsible for the Trust's approach to corporate governance issues	Yes	The Governance Committee assists the Board in matters pertaining to the Trust's approach to governance issues, the organization and composition of the Board, the organization and conduct of Board meetings, and the effectiveness of the Board in performing and fulfilling its responsibilities.
10(a)	Define limits to management's responsibilities by developing mandates for:		
(i)	the board of directors	No	The Board is developing a mandate which includes a description of its major goals and duties which will be approved in 2003.
(ii)	the Chief Executive Officer	Yes	Annually the Compensation Committee and the CEO define the main role of the position and identify the key functions for the CEO to fulfill in the next year.
(b)	board of directors should approve the Chief Executive Officer's corporate objectives	Yes	The corporate objectives for which the CEO is responsible are reviewed by the Board on an annual basis.
11.	Establish structures and procedures to enable the board of directors to function independently of management	Yes	The Board has determined to meet quarterly without management present in order to ensure the functioning of the Board is independent of management. The Chairman and Vice-Chairman of the Board is independent of the Trust's management. The committees of the Board meet independently of management when warranted.
12.	Ensure an Audit Committee consisting of non-management directors has a specifically defined mandate and direct communication channels with external auditors	Yes	The Board has established an audit committee comprised of three unrelated directors and has specifically defined its roles and responsibilities in its mandate. The mandate of the Audit Committee specifies its objectives as follows: • to assist directors in meeting their responsibilities (particularly for accountability) in respect of the preparation and disclosure of the financial statements of the Trust and related matters; • to provide better communication between directors and external parties; • to ensure the external auditor's independence; • to increase the credibility and objectivity of financial reports; and • to strengthen the role of the outside directors by facilitating in depth discussions between directors on the Audit Committee, management and external auditors.

Corporate Governance Guideline		The Trust's Alignment	Commentary
			The Audit Committee's responsibilities include oversight of the nature and scope of the annual audit, to provide an assessment of qualifications and experience of audit firms available to perform the Trust's annual audit, management's reporting on internal accounting standards and practices, financial information and accounting systems and procedures, review of major financial reports, documents and statements and recommending, for Board of Director approval, the audited financial statements and other mandatory disclosure releases containing financial information. The Audit Committee has regular access to the internal accounting group of management and meets with the external auditors four times a year. The mandate of the Audit Committee expressly requires the approval by it of any non-audit assignments by the Trust to the external auditor.
13.	Implement a system to enable individual directors to engage outside advisors at the Trust's expense	Yes	The Board has determined that any director, with the concurrence of the Governance Committee, can retain an outside advisor at the expense of Acclaim Energy.

Other Activities of the Board of Directors of Acclaim Energy

The Board holds regularly scheduled meetings at least quarterly to perform its responsibilities, including those specific responsibilities delegated to it under the Trust Indenture or adopted by the Board. In particular, significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties; (ii) the approval of capital expenditure budgets; and (iii) establishment of credit facilities are made by the Board. In addition, the Trustee has delegated certain matters to the Board including all decisions relating to: (i) matters relating to any offers for Trust Units; (ii) issuances of additional Trust Units; (iii) the determination of the amount of distributable income; and (iv) substantially all management matters related to the Trust.

The Board and its committees has access to senior management on a regular basis as Mr. Charron is a director and attends all meetings of the Board along with other executive officers who are invited to attend directors meetings to provide necessary information to facilitate decision making activities.

The Board, in part, performs its mandated responsibilities through the activities of its four committees: the Audit Committee, the Reserves Committee, the Compensation Committee and the Governance Committee, all of which are entirely comprised of unrelated directors. The Reserves Committee's responsibilities include reviewing the annual evaluation reports on the oil and gas reserves of the Trust's subsidiaries, periodically reviewing the qualifications, experience and independence of the consulting engineering firms reporting on the Trust's oil and natural gas reserves and meeting with the engineers employed or otherwise retained by the Trust's subsidiaries who prepare such reports.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

Except as set forth below in the table, neither the Trustee, nor any director or senior officer of subsidiaries of the Trust, is, or has at any time since the beginning of the Trust's last completed financial year, been indebted to the Trust or any of its subsidiaries, or whose indebtedness to another entity is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Trust or any of its subsidiaries.

The aggregate amount outstanding to subsidiaries of the Trust for indebtedness (including indebtedness generated by subsidiaries of the Trust) of present and former directors, officers or employees of subsidiaries of the Trust, entered into with respect to the purchase of securities of the Trust or its subsidiaries, excluding routine indebtedness as at April 17, 2003 was $2,275,000.

Name and Principal Position	Involvement of Acclaim Energy	Largest Amount of Indebtedness Outstanding During the Year Ended December 31, 2002	Amount Outstanding as at April 17, 2003	Security for Indebtedness
J. Paul Charron President and Chief Executive Officer	Lender (1)	$525,000	$525,000	Pledge of 347,674 Trust Units and 100,774 common shares of Ketch Resources Ltd.
Brent Defosse Vice President, Production and Chief Operating Officer	Lender (2)	Nil	$400,000	Pledge of 100,000 Trust Units
Rick Tiede Vice President, Business Development	Lender (2)	Nil	$400,000	Pledge of 100,000 Trust Units
Grace Stickland Vice President, Land	Lender (2)	Nil	$350,000	Pledge of 87,500 Trust Units
Stephanie Bunch Controller	Lender (2)	Nil	$300,000	Pledge of 75,000 Trust Units

Notes:

(1) On completion of the Ketch Arrangement, Acclaim Energy assumed loans in the aggregate amount of $525,000 made by predecessor companies to Mr. Charron to enable him to acquire securities in the predecessor companies. The loans are evidenced by a promissory note, do not bear interest and are due on the earlier of February 24, 2008 and the date Mr. Charron ceases to be an employee of Acclaim Energy or any affiliate thereof and are secured by a pledge in favour of Acclaim Energy of 347,674 Trust Units and 100,774 common shares of Ketch Resources Ltd. Distributions on an after-tax basis on the 347,674 Trust Units are applied in repayment of principal.

(2) Subject to Unitholder approval at the Meeting, during the month of February 2003 Acclaim Energy loaned $1,450,000 to senior officers of Acclaim Energy to enable them to purchase an aggregate of 362,500 Trust Units from treasury at a price $4.00 per Trust Unit. Each of the loans is evidenced by a promissory note, does not bear interest and is due on the earlier of February 24, 2008 and the date the borrower ceases to be an employee of Acclaim Energy or any affiliate thereof and is secured by a pledge in favour of Acclaim Energy of 100,000 Trust Units (Defosse), 100,000 Trust Units (Tiede), 87,500 Trust Units (Stickland) and 75,000 Trust Units (Bunch). Distributions on an after-tax basis on the Trust Units are applied in repayment of principal. The private placement of Trust Units to the senior officers of Acclaim Energy has been closed in escrow subject to receipt of Unitholder approval at the Meeting. See "Matters to be Acted Upon at Meeting – 6. Approval of Private Placement of Trust Units".

(3) Excluding indebtedness that has been entirely repaid and routine indebtedness which includes indebtedness arising by reason of purchases made on usual trade terms or of ordinary travel or expense advances for similar reasons.

The aggregate amount outstanding to subsidiaries of the Trust for indebtedness of present and former directors, officers and employees of subsidiaries, entered into other than with respect to the purchase of securities of the Trust or a subsidiary and excluding routine indebtedness, as at April 17, 2003 was nil.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There were no other material interests, direct or indirect, of directors or senior officers of Acclaim Energy or directors and senior officers of the Manager, nominees for director of Acclaim Energy, any Unitholder who beneficially owns more than 10% of the Trust Units of the Trust, or any known associate or affiliate of such persons, in any transaction during 2002 or in any proposed transaction which has materially affected or would materially affect the Trust or Acclaim Energy other than as disclosed herein and below:

During 2002 Acclaim Energy operated pursuant to joint venture agreements to conduct a development and exploration program with three private industry participants as a means to realizing inherent value in Acclaim Energy's undeveloped land holdings at a reduced risk to Acclaim Energy and to reduce the overall level of its capital expenditures. The estimated total cost of the exploration and development program is approximately $8.25 million (excluding option wells), 75% of which will be for the account of the joint venture participants. Robert G. Brawn and Jack C. Lee, directors and the Chairman and Vice-Chairman of

Acclaim Energy, respectively, together with their associates and affiliates, collectively own, directly or indirectly, approximately 42% of the voting shares of 951109 Alberta Ltd., a 10% working interest participant in the joint venture. The other joint venture participants are at arm's length to Acclaim Energy and the terms of joint venture participation is the same for all of the participants. Management of Acclaim Energy believes that the terms of the joint venture arrangements are commercially reasonable and customary in the oil and gas industry and at least as favourable to Acclaim Energy as those available from the arm's length participants.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of Acclaim Energy is not aware of any material interest of any director, senior officer or nominee for director of Acclaim Energy, or of any associate or affiliate of any of the foregoing, in respect of any matter to be acted on at the Meeting except as disclosed herein.

OTHER MATTERS

Management of Acclaim Energy knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL AND CERTIFICATION

The contents and sending of this Information Circular - Proxy Statement has been approved by the Board on behalf of the Trust.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED April 17, 2003

ACCLAIM ENERGY TRUST
By: Acclaim Energy Inc.

(Signed) J. Paul Charron
President and Chief Executive Officer

(Signed) Stephanie Bunch
Controller and as Chief Financial Officer

SCHEDULE "A"

ACCLAIM ENERGY TRUST

2002 TRUST UNIT OPTION PLAN

ACCLAIM ENERGY TRUST

TRUST UNIT OPTION PLAN

Page

SECTION 1 - PURPOSE OF THE PLAN

1.1 Purpose

The purpose of the Acclaim Energy Trust (the "Trust") Trust Unit Option Plan is to assist and encourage ownership of Trust Units by directors, officers, employees and Consultants of Acclaim Energy Inc., the Trust and their affiliates (as determined by the Securities Act (Alberta)) to work towards and participate in the growth and development of the Trust by providing such persons with the opportunity, through Trust Unit options, to acquire an ownership interest in the Trust.

SECTION 2 - DEFINITIONS AND INTERPRETATION

2.1 Definitions

For the purposes of this Plan, the following terms will have the following meanings:

(a) "**Board**" means the board of directors of Acclaim Energy Inc., or its successor;

(b) "**Change of Control**" includes:

(i) an offer to acquire, or the acquisition, by any person or corporation, or any persons or corporations acting jointly or in concert (as determined by the *Securities Act* (Ontario)), whether directly or indirectly, of voting securities of the Trust, which, together with all other voting securities of the Trust as the case may be, held by such persons or corporations, constitutes, in the aggregate, more than 30% of all outstanding voting securities of the Trust, as the case may be;

(ii) an amalgamation, arrangement or other form of business combination of the Trust or Acclaim Energy Inc. with another corporation or entity which results in the holders of voting securities of that other corporation or entity holding, in the aggregate, more than 30% of all outstanding voting securities of the Trust or Acclaim Energy Inc. as the case may be, resulting from the business combination; and

(iii) the sale, lease or exchange of all or substantially all of the property of the Trust or Acclaim Energy Inc. to another person or corporation (other than in the ordinary course of business of the Trust or Acclaim Energy Inc., as the case may be, or to a subsidiary (as defined in the *Securities Act* (Alberta));

(c) "**Consultant**" means an individual (including an individual whose services are contracted through a personal holding corporation) engaged to provide ongoing management or consulting services for the Trust, Acclaim Energy Inc., or their subsidiaries;

(d) "**Eligible Person**" means any director, officer, employee or Consultant of the Trust or Acclaim Energy Inc. or any of their affiliates;

(e) "**Exercise Price**" means the price per Trust Unit at which Trust Units may be subscribed for by an Optionholder pursuant to a particular Option Agreement;

(f) "**Expiry Date**" means the date on which an Option expires pursuant to the Option Agreement relating to that Option;

(g) "**Grant Date**" means the date on which an Option is granted, which date may be on or, if determined by the Board at the time of grant, after the date that the Board resolves to grant the Option;

(h) **"Insider"** means:

(i) an insider as defined in the *Securities Act* (Ontario), other than a person who falls within that definition solely by virtue of being a director or senior officer of a Subsidiary; and

(ii) an associate, as defined in the *Securities Act* (Ontario), of any person who is an insider by virtue of (i) above;

(i) **"Intrinsic Value"** means, in respect of each Trust Unit subject to an Option, an amount equal to the difference between:

(i) the weighted average price per Trust Unit for the Trust Units for five consecutive trading days ending on the last trading day preceding the date in question on the Toronto Stock Exchange (or if the Trust Units are not listed on the Toronto Stock Exchange, on such stock exchange as the Trust Units are then traded), such weighted average price to be determined by dividing the aggregate sale price of all Trust Units sold on the said exchange during the said five consecutive trading days by the total number of Trust Units so sold; and

(ii) the Exercise Price of the Options.

(j) **"Option"** means an option to purchase Trust Units granted to an Eligible Person pursuant to the terms of the Plan;

(k) **"Option Agreement"** means an agreement between the Trust, or Acclaim Energy Inc. on behalf of the Trust and an Eligible Person setting out the terms of an Option granted to the Eligible Person;

(l) **"Optioned Trust Units"** means the Trust Units that may be subscribed for by an Optionholder pursuant to a particular Option Agreement;

(m) **"Optionholder"** means an Eligible Person to whom an Option has been granted;

(n) **"Plan"** means this Trust Unit Option Plan of the Trust;

(o) **"Trust"** means Acclaim Energy Trust and any successor thereto;

(p) **"Trust Units"** means Trust Units of the Trust; and

(q) **"Trust Unit Compensation Arrangement"** means any trust unit option, trust unit option plan, employee trust unit purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Trust Units, including a trust unit purchase from treasury which is financially assisted by the Trust, Acclaim Energy Inc. or an affiliate of the Trust or Acclaim Energy Inc. by way of a loan, guarantee or otherwise.

2.2 Interpretation

(a) Time shall be the essence of this Plan.

(b) Words denoting the singular number include the plural and vice versa and words denoting the masculine include the feminine.

(c) This Plan and all matters to which reference is made herein will be governed by and interpreted in accordance with the laws of Alberta and the laws of Canada applicable therein.

SECTION 3 - GENERAL PROVISIONS OF THE PLAN

3.1 Administration

(a) The Plan will be administered by the Board or, if determined by the Board, by a compensation committee of the Board consisting of not less than three directors. If a compensation committee is appointed to administer the Plan, all references in this Plan to the Board will be deemed to be references to the compensation committee.

(b) Subject to the limitations of the Plan, the Board has the authority to:

(i) determine which Eligible Persons are to be granted Options and grant Options to those Eligible Persons;

(ii) determine the terms of such Options;

(iii) prescribe the form of Option Agreement with respect to a particular Option; and

(iv) interpret the Plan and determine all questions arising out of the Plan and any Option granted pursuant to the Plan, which interpretations and determinations will be conclusive and binding on the Trust and all other affected persons.

3.2 Units Reserved

(a) The maximum number of Trust Units that may be reserved for issuance pursuant to Options granted under the Plan is 11,500,000.

(b) The maximum number of Trust Units that may be reserved for issuance to any one Eligible Person pursuant to Options granted under the Plan is 5% of the number of Trust Units outstanding at the time of reservation.

(c) Any Trust Units subject to an Option that expires or terminates without having been fully exercised may be made the subject of a further Option. No fractional Trust Units may be issued under the Plan.

3.3 Eligibility

Options may be granted by the Board to any Eligible Person, subject to the limitations set forth in sections 3.2(b) and 3.4.

3.4 Limits with respect to Insiders

(a) The maximum number of Trust Units that may be reserved for issuance to Insiders pursuant to Options granted under the Plan and any other Trust Unit Compensation Arrangement is 10% of the number of Trust Units outstanding.

(b) The maximum number of Trust Units that may be issued to Insiders under the Plan and any other Trust Unit Compensation Arrangement within a one year period is 10% of the number of Trust Units outstanding.

(c) The maximum number of Trust Units that may be issued to any one Insider under the Plan and any other Trust Unit Compensation Arrangement within a one-year period is 5% of the number of Trust Units outstanding.

3.5 Non-Exclusivity

Nothing contained in this Plan will prevent the Board from adopting other or additional Trust Unit Compensation Arrangements, subject to obtaining any required regulatory or securityholder approvals.

3.6 Amendment of Plan and Options

(a) The Board may amend, suspend or terminate the Plan at any time, provided that no such amendment, suspension or termination may:

(i) be made without obtaining any required regulatory or securityholder approvals; or

(ii) alter or impair any Options previously granted to an Optionholder without the consent or deemed consent of the Optionholder.

(b) The Board may amend the terms of any outstanding Option (including, without limitation, the cancellation of an Option or an amendment to the date or dates on which an Option or a portion thereof vests and so becomes exercisable), provided that:

(i) any required regulatory and securityholder approvals are obtained;

(ii) the Board would have had the authority to initially grant the Option under terms as so amended; and

(iii) the consent or deemed consent of the Optionholder is obtained.

3.7 Compliance with Laws and Stock Exchange Rules

The Plan, the grant and exercise of Options under the Plan and the Trust's obligation to issue Trust Units on exercise of Options will be subject to all applicable federal, provincial and foreign laws, rules and regulations and the rules of any stock exchange on which the Trust Units are listed for trading. No Option will be granted and no Trust Units will be issued under the Plan where such grant or issue would require registration of the Plan or of such Trust Units under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue of Trust Units in violation of this provision will be void. Trust Units issued to Optionholders pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

SECTION 4 - GRANT OF OPTIONS

4.1 Option Agreement

Upon the grant of an Option, the Trust will deliver to the Optionholder an Option Agreement dated the Grant Date, containing the terms of the Option and executed by the Trust, and upon delivery to the Trust of the Option Agreement executed by the Optionholder such Optionholder will be a participant in the Plan and have the right to purchase the Optioned Trust Units on the terms set out in the Option Agreement and in the Plan.

4.2 Exercise Price

The Exercise Price of Trust Units subject to an Option will be determined by the Board at the time of grant and will not be less than the market price of the Trust Units at the Grant Date, calculated as the closing price of the Trust Units on the Toronto Stock Exchange on the last trading day preceding the Grant Date or, if the Trust Units did not trade on such last trading day, the average, rounded up to the nearest cent, of the bid and ask prices for the Trust Units at the close of trading on such last trading day.

4.3 Time of Exercise

(a) An Option may be exercised by an Optionholder as follows:

(i) on and after the first anniversary of the Grant Date, as to 33⅓% of the Optioned Trust Units or any part thereof;

(ii) on and after the second anniversary of the Grant Date, as to an additional 33⅓% of the Optioned Trust Units or any part thereof; and

(iii) on and after the third anniversary of the Grant Date, as to the remaining 33⅓% of the Optioned Trust Units or any part thereof;

subject to the right of the Board to determine at the time of grant that a particular Option will be exercisable in whole or in part on different dates and to determine after the Grant Date that a particular Option will be exercisable in whole or in part on earlier dates for any reason.

(b) Subject to any express provisions of any Option Agreement to the contrary, and subject to paragraph 4.3(c), in the event of a Change of Control, the unvested portion of all Options will be conditionally exercisable in whole or in part on:

(i) the date and time of the takeover bid;

(ii) the date of the meeting of security holders of the Trust at which the amalgamation, arrangement or other form of business combination, as the case may be, is approved; or

(iii) the date and time of the meeting of security holders of the Trust or Acclaim Energy Inc. at which the sale, lease or exchange of all or substantially all of the property of the Trust or Acclaim Energy Inc. is approved.

(c) If: (i) the unvested portion of an Option which is accelerated pursuant to paragraph 4.3(b) is not exercised by an Optionholder; (ii) the securities of the Trust are not taken up and paid for under the takeover bid referred to in paragraph 4.3(b)(i); (iii) the transactions referred to in paragraph 4.3(b)(ii) or (iii), as the case may be, are not completed; or (iv) the Optionholder has ceased to be an Eligible Person prior to the time the securities of the Trust are taken up and paid for under the Takeover Bid or the time the transactions referred to in paragraphs 4.3(b)(ii) or (iii), as the case may be, are completed (and for these purposes, if the Optionee is an employee of the Trust or a subsidiary, such employment shall be deemed for all purposes of this Plan to have ceased at the time the Optionholder ceases to be in active employment carrying regular and normal duties), such unvested portion of the Option which is accelerated shall cease to be accelerated and shall be exercisable only in accordance with provisions of this Plan other than paragraphs 4.3(b).

4.4 Expiry Date

The Expiry Date of an Option will be five years after the Grant Date, subject to:

(a) the right of the Board to determine at the time of grant that a particular Option will have a shorter or longer term, not to exceed ten years from the Grant Date; and

(b) the provisions of any Option Agreement relating to early expiry.

4.5 Non-Assignable

An Option may be exercised only by the Optionholder and will not be assignable provided that nothing herein contained shall restrict the right of the Optionholder to dispose of by will or other testamentary disposition any Trust Units owned by the Optionholder.

4.6 No Rights as Trust Unitholder or to Remain an Eligible Person

(a) An Optionholder will only have rights as a Trust Unitholder of the Trust with respect to those of the Optioned Trust Units that the Optionholder has acquired through exercise of the Option in accordance with its terms.

(b) Nothing in this Plan or in any Option Agreement will confer on any Optionholder any right to remain as a director, officer, employee or Consultant of the Trust or Acclaim Energy Inc. or any subsidiary thereof.

4.7 Adjustments to Trust Units

The number of Trust Units delivered to an Optionholder upon exercise of an Option will be adjusted in the following events and manner, subject to the right of the Board to make such other or additional adjustments as are appropriate in the circumstances:

(a) upon (i) a subdivision of the Trust Units into a greater number of Trust Units, (ii) a consolidation of the Trust Units into a lesser number of Trust Units or (iii) the issue of a stock dividend to holders of the Trust Units, the Trust will deliver upon exercise of an Option, in addition to or in lieu of the number of Optional Trust Units in respect of which the right to purchase is being exercised and without the Optionholder making any additional payment, such greater or lesser number of Trust Units as result from the subdivision, consolidation or stock dividend;

(b) upon the distribution by the Trust to holders of the Trust Units of (i) securities of any class (whether of the Trust or another corporation) other than Trust Units, (ii) rights, options or warrants, (iii) evidences of indebtedness or (iv) cash (other than dividends in the ordinary course), securities or other property or assets, the Trust will deliver upon exercise of an Option, in addition to the number of Optioned Trust Units in respect of which the right to purchase is being exercised and without the Optionholder making any additional payment, such other securities, evidence of indebtedness or assets as result from such distribution;

(c) upon a capital reorganization, reclassification or change of the Trust Units, a consolidation, an amalgamation, arrangement or other form of business combination of the Trust with another corporation or a sale, lease or exchange of all or substantially all of the property of the Trust, the Trust will deliver upon exercise of an Option, in lieu of the Optioned Trust Units in respect of which the right to purchase is being exercised, the kind and amount of shares or other securities or property as result from such event;

(d) an adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this section are cumulative;

(e) the Trust will not be required to issue fractional Trust Units or other securities under the Plan and any fractional interest in a Trust Unit or other security that would otherwise be delivered upon the exercise of an Option will be cancelled; and

(f) if at any time the Trust grants to its unitholders the right to subscribe for and purchase pro rata additional securities of the Trust or of any other entity or body corporate, there shall be no adjustments made to the number of Trust Units or other securities subject to any Option in consequence thereof and all Options shall remain unaffected.

4.8 Payment of Intrinsic Value of Options in Lieu of Exercise

Upon exercise of any Options granted under the Plan, the Optionholder may elect that the Trust pay (subject to any applicable withholding tax) the Intrinsic Value of all or any of the Options exercised by the Optionholder in consideration for the disposition of the Optionholder of the right to receive Trust Units pursuant to such Options and the termination thereof, which Intrinsic Value may be paid, at the election of the Trust, in cash or in Trust Units, as provided herein. Following the election or deemed election of the Optionholder to receive the Intrinsic Value, the Trust shall, if the Trust elects to pay the Intrinsic Value in cash, cause a cheque to be issued payable to the Optionholder (or as the Optionholder may direct), or if the Trust elects to pay the Intrinsic Value in Trust Units, cause a certificate representing the Trust Units to be issued in the name of the Optionholder (or as the Optionholder may direct) to be sent by pre-paid mail or delivered to the Optionholder within ten days of exercise of the applicable Options. If the Trust elects to pay all or any part of the Intrinsic Value in Trust Units, the number of Trust Units to be issued shall be determined by dividing the Intrinsic Value of the Options to be terminated and paid for in Trust Units divided by the weighted average price per unit for the Trust Units for the five consecutive trading days ending on the last trading day preceding the effective date of exercise of the Options on the Toronto Stock Exchange (or if the Trust Units are not listed on the Toronto Stock Exchange on such stock exchange as the Trust Units are then traded), such weighted average price to be determined by dividing the aggregate sale price of all Trust Units sold on the said exchange during the said five consecutive trading days by the total number of Trust Units so sold. Upon such payments being made, the Options which the Optionholder has elected to cause the disposition thereof shall terminate and be at an end and the Optionholder shall cease to have any further rights in respect thereof.

SECTION 5 - EXERCISE OF OPTIONS

5.1 Manner of Exercise

An Optionholder who wishes to exercise an Option may do so by delivering the following to the Trust on or before the Expiry Date of the Option:

(a) a completed notice of exercise in the manner provided in the Option Agreement; and

(b) a cheque (which need not be a certified cheque) or bank draft payable to the Trust for the aggregate Exercise Price for the Optioned Trust Units being acquired.

If the Optionholder is deceased, the Option may be exercised by the legal personal representatives of the Optionholder who, in addition to delivering to the Trust the Notice of Exercise and cheque or bank draft described above, must also deliver to the Trust evidence of their status.

5.2 Delivery of Unit Certificate

Not later than five business days after receipt of the Notice of Exercise and payment in full for the Optioned Trust Units being acquired, the Trust will direct its transfer agent to issue a certificate in the name of the Optionholder (or, if deceased, his estate) for the number of Optioned Trust Units purchased by the Optionholder (or his estate), which will be issued as fully paid and non-assessable Trust Units.

Management's Report

The consolidated financial statements of Acclaim Energy Inc. (the "Company") are the responsibility of management and the Board of Directors of the Company. They have been prepared by management in accordance with Canadian generally accepted accounting principles.

In fulfilling its responsibilities, management has developed and maintains a system of internal controls designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the financial records. The consolidated financial statements necessarily include certain estimates which are made after consideration of the information available and using careful judgments.

The Board of Directors exercises its responsibilities for financial controls through an Audit Committee which is comprised of directors who are not employees of the Company. The Committee meets with management and the external auditors to satisfy it that the responsibilities of the respective parties are properly discharged and to review the consolidated financial statements before they are presented to the Board for approval.

The shareholder has appointed Deloitte & Touche LLP, as the external auditors of the Company and, in that capacity, they have examined the consolidated financial statements for the years ended December 31, 2002 and 2001. The Auditors' Report to the shareholder is presented herein.

(signed)
J. Paul Charron
President and Chief Executive Officer
March 14, 2003

(signed)
David J. Broshko
Vice President and Chief Financial Officer

Auditors' Report

To the shareholder of Acclaim Energy Inc.

We have audited the consolidated balance sheets of Acclaim Energy Inc. as at December 31, 2002 and 2001 and the consolidated statements of earnings (loss) and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
March 14, 2003

(signed)
Deloitte & Touche LLP
Chartered Accountants

ACCLAIM ENERGY INC.

Consolidated Statements of Earnings (Loss) and Retained Earnings (Deficit) (Note 1)

Years Ended December 31, 2002 and 2001

($000s)	**2002**	2001
REVENUE		
Petroleum and natural gas sales	**119,455**	118,409
Royalty expense	**(27,193)**	(26,280)
Alberta Royalty Tax Credit	**500**	876
	92,762	93,005
EXPENSES		
Operating	**22,702**	17,601
General and administrative	**3,362**	3,358
Interest *(Note 11)*	**10,746**	6,187
Depletion, depreciation and amortization	**59,654**	42,719
Provision for site restoration	**2,719**	925
	99,183	70,790
Earnings (loss) before taxes	**(6,421)**	22,215
Provision for capital taxes	**935**	808
Provision for (recovery of) future income taxes *(Note 13)*	**(1,982)**	7,624
NET EARNINGS (LOSS)	**(5,374)**	13,783
Retained earnings, beginning of year	**25,447**	13,345
Reorganization adjustment *(Notes 1 and 11)*	**(212,222)**	-
Repurchase of shares *(Note 9)*	**-**	(464)
Repurchase of options for cancellation *(Note 12)*	**(1,594)**	(1,217)
Retained earnings (deficit), end of year	**(193,743)**	25,447

See accompanying notes to consolidated financial statements

ACCLAIM ENERGY INC.
Consolidated Balance Sheets (Note 1)
As at December 31, 2002 and 2001

($000s)	**2002**	2001 *(restated – Note 6)*
ASSETS		
Accounts receivable	**36,701**	23,745
Prepaid expenses	**7,598**	5,843
Total current assets	**44,299**	29,588
Deferred charge *(Note 14)*	**386**	853
Property, plant and equipment, net *(Note 4)*	**547,266**	456,361
Goodwill *(Note 1)*	**51,178**	-
Total assets	**643,129**	486,802
LIABILITIES		
Accounts payable and accrued liabilities	**45,738**	35,870
Due to Acclaim Energy Trust	**74,252**	-
Debenture payable *(Note 5)*	**3,225**	-
Current portion of obligation under capital lease *(Note 7)*	**1,275**	269
Bank debt *(Note 6)*	**73,355**	128,074
Total current liabilities	**197,845**	164,213
Hedging and capital lease obligations *(Note7)*	**3,806**	4,628
Deferred revenue *(Note 8)*	**612**	803
Future income taxes *(Note 13)*	**143,339**	133,751
Future site restoration and abandonment	**8,738**	3,251
Total liabilities	**354,340**	306,646
SHAREHOLDER'S INTERESTS		
Share capital *(Note 9)*	**150,322**	154,709
Notes payable to Acclaim Energy Trust (*Notes 1 and 11*)	**323,644**	-
Convertible preferred shares *(Note 10)*	**8,566**	-
Retained earnings (deficit)	**(193,743)**	25,447
Total shareholder's equity	**288,789**	180,156
Total liabilities and shareholder's equity	**643,129**	486,802

See accompanying notes to consolidated financial statements.

Subsequent event (Note 15)

Approved on Behalf of the Board of Directors:

(signed)
Jack C. Lee
Chairman of the Board

(signed)
J. Paul Charron
President and Chief Executive Officer

ACCLAIM ENERGY INC.

Consolidated Statements of Cash Flows (Note 1)

Years Ended December 31, 2002 and 2001

($000s except per unit amounts)	**2002**	2001
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:		
OPERATING ACTIVITIES		
Net earnings (loss)	**(5,374)**	13,783
Adjustments for:		
Depletion, depreciation and amortization	**59,654**	42,719
Provision for site restoration	**2,719**	925
Provision for (recovery of) future income taxes *(Note 13)*	**(1,982)**	7,624
Cash flows from operations	**55,017**	65,051
Changes in non-cash working capital	**(4,909)**	(13,887)
Cash provided by operating activities	**50,108**	51,164
FINANCING ACTIVITIES		
Proceeds from (repayment of) bank debt	**(70,929)**	44,434
Repayment of debentures	**(824)**	-
Repayment of notes payable to Acclaim Energy Trust	**(14,785)**	-
Proceeds from issuance of shares, net of issue costs	**27,320**	34,271
Due to Acclaim Energy Trust	**86,518**	-
Repurchase of shares	**-**	(1,180)
Repurchase of options for cancellation	**(1,594)**	(302)
Reduction of hedging, capital lease obligations and deferred revenue	**(1,490)**	(3,050)
Cash provided by financing activities	**24,216**	74,173
INVESTING ACTIVITIES		
Petroleum and natural gas property expenditures	**(59,331)**	(72,254)
Acquisition of subsidiaries *(Notes 1 & 3)*	**(11,942)**	(85,000)
Proceeds from disposal of petroleum and natural gas properties	**-**	22,800
Changes in non-cash investing working capital	**(3,051)**	9,117
Cash used in investing activities	**(74,324)**	(125,337)
Cash beginning and end of year	**-**	-
The Company paid the following cash amounts in 2002 and 2001:		
Interest paid	**10,322**	5,525
Capital taxes paid	**935**	374

See accompanying notes to consolidated financial statements.

Years Ended December 31, 2002 and 2001 *(tabular amounts in $000s)*

1. ACQUISITION OF ACCLAIM ENERGY INC.

The business combination of Acclaim Energy Inc. ("Acclaim") and Ketch Energy Ltd. ("Ketch Energy") occurred October 1, 2002 pursuant to a Plan of Arrangement (the "Ketch Arrangement") dated August 21, 2002. As part of the Ketch Arrangement, units of Acclaim Energy Trust (the "Trust"), the parent of Acclaim, were issued to the former shareholders of Ketch Energy. Concurrent with the transaction, the shares of Ketch Energy were purchased by Acclaim and debentures were issued by the Trust to Acclaim to complete the transaction. The transaction has been accounted for as a reverse takeover of Acclaim by Ketch Energy as the shareholders of Ketch Energy became the controlling shareholders of Acclaim after the business combination. Under the reverse takeover form of accounting, Ketch Energy is deemed to have acquired the Trust and its wholly owned subsidiary Acclaim. Accordingly, the consolidated financial statements of the Company for the year ended December 31, 2002 include the results of Ketch Energy for the full year 2002 and those of Acclaim from the date of deemed acquisition on October 1, 2002. All comparative figures and references to prior year amounts are those of Ketch Energy.

The Acclaim net assets and liabilities deemed to be acquired at their fair value were:

Property, plant and equipment	135,500
Goodwill	51,178
Working capital deficiency	(2,800)
Bank debt	(16,210)
Debenture payable	(4,049)
Lease obligations	(1,612)
Future income taxes	(12,170)
Site restoration and abandonment	(3,122)
Convertible preferred shares	(8,566)
	138,149
Consideration was comprised of:	
Fair value consideration of assets acquired	126,207
Transaction costs	11,942
	138,149

Concurrent with the reverse takeover transaction described above, the Trust undertook an internal reorganization whereby Acclaim acquired all of the shares of Ketch Energy from the Trust in exchange for notes payable to the Trust equal to the fair value of such shares. The notes payable to the Trust arising from this transaction, together with the notes payable to the Trust acquired under the Ketch Arrangement and excluded in the above table, have been charged to deficit.

As a condition precedent to the Ketch Arrangement, the Company acquired all of the issued and outstanding common shares of Acclaim Energy Management Inc., a company engaged to perform certain management, advisory and consulting services to the Company, in exchange for 1,762,594 convertible preferred shares in the amount of $8.6 million. The related management contract was terminated.

Also, as part of the Ketch Arrangement, certain oil and gas assets and related liabilities with a net book value of $32 million, were transferred to Ketch Resources Ltd., a previously related junior oil and gas exploration company. This transaction was affected by way of return of capital to the previous Ketch Energy shareholders, and the stated capital was accordingly reduced (see Note 9).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
These consolidated financial statements include the accounts of Acclaim Energy Inc. and its direct and indirect wholly owned subsidiaries and partnerships (collectively, "Acclaim" or the "Company") using reverse takeover accounting as described in Note 1. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management of the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality and within the framework of the significant accounting principles outlined on the following page.

Petroleum and natural gas properties
The Company follows the full-cost method of accounting for petroleum and natural gas operations, whereby all costs related to the exploration and development of petroleum and natural gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, costs of drilling both productive and non-productive wells, well equipment, flowline and plant costs, geological and geophysical expenses and overhead expenses directly related to exploration and development activities.

Gains or losses on sales of properties are recognized only when crediting the proceeds to the recorded costs would result in a change of 20 percent or more in the depletion and depreciation rate.

Capitalized costs are depleted using the units-of-production method based on estimated proven reserves of petroleum and natural gas before royalties as determined by independent petroleum engineers. Costs relating to unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether or not proved reserves exist or if impairment occurs. Proved natural gas reserves and production are converted to equivalent volumes of crude petroleum based on the approximate relative energy content ratio of six thousand cubic feet of natural gas to one barrel of crude oil.

The net book value of the Company's petroleum and natural gas properties and equipment is subject to a cost recovery test (the "ceiling test"). The Company estimates the future net revenues, using year-end prices, plus the lower of cost and estimated fair value of unproven properties, less future site restoration and abandonment costs, general and administrative expenses, financing costs and income taxes. Any deficiency in the future recoverable costs as compared to the net book value is charged to current operations as part of depletion and depreciation expense.

The amounts recorded for depletion and depreciation of property and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test calculation is based on estimates of proven reserves, production rates, crude oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and changes in such estimates may impact the financial statements in future periods.

Goodwill
Goodwill is tested annually for impairment. A goodwill impairment provision would be recognized when the amount of goodwill exceeds its fair value. Should an impairment provision be required it will be charged to earnings in the period of impairment.

Future site restoration and abandonment costs
Future site restoration and abandonment costs are provided for using the unit-of-production method. Costs are estimated each year by management in consultation with the Company's independent petroleum engineers based on current regulations, costs, technologies and industry standards. The actual future site restoration and abandonment costs are charged to the accumulated provision account as incurred.

Joint venture
A portion of the Company's development and production activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

Revenue Recognition
Revenue associated with sales of crude oil, natural gas and natural gas liquids is recognized when title passes to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

Depreciation
Office furniture and equipment is depreciated on a declining-balance method at annual rates of 10 percent to 33 percent.

Assets under capital lease are depreciated on a straight line method over 20 years of useful life.

Flow-through shares
Capital includes flow-through shares issued pursuant to certain provisions of the *Income Tax Act (Canada)* (the "Act") by Ketch Energy. Under the Act, where the proceeds are used for eligible expenditures, the related income tax deductions may be renounced to subscribers. No flow-through shares or units have been issued by Acclaim.

Capital is reduced by an amount equal to the estimated future income taxes payable by Ketch Energy as a result of the renunciations and the estimated future income taxes payable are recorded as an increase to the future income tax liability.

Income taxes
The Company follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using substantially enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in earnings in the period that the change occurs.

Financial Instruments
The Company periodically enters into financial instruments to reduce its exposure to price fluctuations on a portion of its petroleum and natural gas production. The contracts are not used for speculative trading purposes and constitute effective hedges. Realized gains or losses on these contracts are reported as adjustments to petroleum and natural gas revenue in the related production period. The costs or proceeds realized from holding the interest rate swaps are recognized in interest expense at the time the transaction is settled.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents primarily consist of funds on deposit under various terms or Banker's Acceptances utilized to fix the interest rate for on the bank debt. Cash and cash equivalents are stated at cost which approximates fair value.

3. ACQUISITIONS

Reverse takeover of Acclaim by Ketch Energy
Effective October 1, 2002, Acclaim combined with Ketch Energy. The combination has been accounted for using reverse takeover accounting. Please refer to Note 1.

Post Energy Corporation
Effective July 9, 2001, Ketch Energy acquired all of the issued and outstanding shares of Post Energy Corporation ("Post"), a public company involved in the exploration, development and production of oil and gas in western Canada. The shares were acquired at a ratio of 1 common share of Post for 1.3 common shares of Ketch Energy. Consideration for the Post shares consisted of the issue of 10,491,427 common shares of Ketch Energy at an ascribed value of $5.97 per share and cash consideration of $85 million, including costs of issue.

The acquisition has been accounted for by the purchase method of accounting as follows:

Allocation of purchase price:	
Net working capital deficiency	**(8,234)**
Petroleum and natural gas properties	**284,292**
Future income taxes	**(88,304)**
Long-term debt	**(37,373)**
Hedging obligation	**(2,200)**
Provision for future site restoration	**(1,014)**
	147,167

4. PROPERTY, PLANT AND EQUIPMENT

		2002	
	Cost	**Accumulated Depletion and Depreciation**	**Net Book Value**
Petroleum and natural gas properties	**668,864**	**124,340**	**544,524**
Assets under capital lease	**2,783**	**463**	**2,320**
Office furniture and equipment	**998**	**576**	**422**
	672,645	**125,379**	**547,266**

		2001	
	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum and natural gas properties	520,109	65,464	454,645
Assets under capital lease	1,693	323	1,370
Office furniture and equipment	693	347	346
	522,495	66,134	456,361

Costs relating to unproved properties of $25.4 million (2001 - $34.8 million) were excluded from costs subject to depletion and depreciation. Capitalized overhead expenses were $235,364 (2001 - $255,289).

5. DEBENTURE PAYABLE

The $3.2 million unsecured debenture, bears interest at 6 percent per annum and is payable in quarterly instalments of $823 thousand on each of March 31, 2003, June 30, 2003 and September 30, 2003, with a final payment of $756 thousand due on December 31, 2003. A Special Voting Unit was issued to the holders of the debentures and entitles said holders to 29,171,184 votes until the debentures are paid in full. Except for the right to vote at meetings of the unitholders, the Special Voting Unit does not confer any other rights onto the holders.

6. BANK DEBT

The Company has a credit facility with a syndicate of banks that includes a $120 million revolving production loan (2001-$130 million revolving), a $15 million revolving operating loan (2001-$nil) and a $15 million acquisition facility (2001 - $10 million acquisition facility) of which $73.4 million was drawn at December 31, 2002 (2001- $128.1 million). The full facility bears interest at the lenders' prime rate or Bankers' Acceptances plus an applicable margin, as outlined in the lending agreement, based on the debt to cash flow ratio. The facility is secured with a demand debenture over the petroleum and natural gas assets of $500 million and is subject to annual review where the lender may re-determine the borrowing base at any time.

Effective January 1, 2002, Canadian accounting standards require that revolving debt, with terms of 364 days or less, be included in current liabilities. The Company's current credit facility has therefore been included in current liabilities with the comparative amount restated. There have been no changes in the terms or conditions of the credit facility, other than those stated above.

Effective January 28, 2003, the credit facility was increased from an aggregate $150 million to an aggregate $195 million, concurrent with the Elk Point acquisition. Please refer to Note 16.

In order to mitigate the Company's exposure to fluctuations in interest rates, the Company has fixed the interest rate on $4 million (2001 - $4 million) of its debt through the use of interest rate swap contracts with a Canadian chartered bank. The interest rate of 6.36 percent includes bank stamping fees of 1 percent. The unrealized loss on these contracts at December 31, 2002 was $128,824 (2001 – a loss of $161,766) and such amounts are recognized in the statements as they are realized. The contracts have a maturity date of April 22, 2004.

7. HEDGING AND CAPITAL LEASE OBLIGATION

Hedging and capital lease obligations is comprised of the following amounts:

	2002	2001
Hedging obligation	2,848	3,703
Capital leases	1,903	1,194
Other obligations	330	-
	5,081	4,897
Less current portion	1,275	269
	3,806	4,628

Hedging obligation

Pursuant to the unwinding of certain hedging contracts as discussed in Note 14, the Company assumed an obligation with the contract counter party for the remaining value of the contracts at that time. This obligation is repayable in monthly amounts of $138,600 to October 2004. Payment amounts include an implicit interest rate of 7.3 percent. The total amount of the hedging obligation at December 31, 2002 was $2.8 million (2001 - $3.7 million).

Capital lease obligation
In October 1999, Ketch Energy entered into a six year lease for its share of the cost of a gas plant at Parkland, British Columbia. The implicit interest rate in the contract was 9.9765 percent.

On October 1, 2002, as part of the assets acquired in the reverse takeover of Acclaim by Ketch Energy, the Company acquired an additional obligation under capital lease for a gas plant at Carson Creek, Alberta. The implicit interest rate in the contract was 9.92 percent.

The aggregate future minimum lease payments required to meet these obligations are as follows:

	2002	2001
2002	-	376
2003	1,430	376
2004	375	376
2005	314	314
Total minimum lease payments	2,119	1,442
Less interest implicit in the lease	216	248
	1,903	1,194
Less current portion, included in current liabilities	1,275	269
	628	925

Interest expense related to the capital leases is included in interest expense on the consolidated statement of earnings (loss) and amounted to $133,155 (2001 - $132,493). At the end of the fifth year of the lease on the Parkland equipment, the Company has the option to purchase the equipment under lease for approximately $365,000. At the end of 2003, the Company has the option to purchase the Carson Creek equipment under lease for $500,000, the amount of which has been included in the table above.

8. DEFERRED REVENUE

In November 1998, Ketch Energy sold natural gas call options for the six year period from November 1999 to October 2005 on 3,000 gigajoules ("GJ") per day with a strike price of $2.80 per GJ. Ketch Energy received a discounted premium of $0.168 per GJ for total proceeds of $1.1 million in November 1999.

The premium is being recognized as petroleum and natural gas revenue over the term of the contract, beginning November 1999 at $0.22 per GJ with the balance recognized as interest expense. The premium recorded for December 31, 2002 was $236,970 (2001 - $236,970) with interest expense recorded of $46,561 (2001 - $58,512). The remaining balance at December 31, 2002 was $612,154 (2001 - $802,563)

9. SHARE CAPITAL

In accordance with the reverse takeover method of purchase accounting, as described in Note 1, shares, warrants and option amounts are those of Ketch Energy.

Authorized capital of the Company is comprised of an unlimited number of shares.

	Number of Shares	Amount
Balance, December 31, 2000	**25,459,392**	**62,917**
Issue of flow-through shares for cash	2,531,115	12,714
Issued for cash	3,000,000	22,500
Shares issued on acquisition *(Note 3)*	10,491,427	61,443
Exercise of stock options and warrants	598,577	1,295
Tax effect of flow-through shares	-	(5,443)
Shares repurchased for cancellation	(263,400)	(717)
Balance, December 31, 2001	41,817,111	154,709
Issued for cash, net of costs	**4,477,941**	**19,270**
Exercise of stock options	**1,647,732**	**6,006**
Exercise of warrants	**743,321**	**2,044**
Transfer of net assets by way of return of capital *(Note 1)*	-	**(31,707)**
Balance, December 31, 2002	**48,686,105**	**150,322**

On May 19, 2001, Ketch Energy issued 3,000,000 shares pursuant to a short form prospectus to raise gross proceeds of $22.5 million. The proceeds were used to fund the capital expenditure program in 2001 and to reduce debt.

On July 9, 2001, Ketch Energy issued 10,491,427 shares pursuant to a plan of arrangement to acquire Post Energy Corporation for an ascribed value of $61.4 million (Note 3).

On various dates in the fourth quarter of 2001, Ketch Energy issued 2,531,115 flow through shares for $12.7 million dollars ($7.3 net of tax effect). At December 31, 2001, the full amount had been renounced to the holders and $11.5 million dollars remained to be incurred in 2002, under the look-back rules. All amounts have been expended in 2002, as required.

Repurchase of Shares under normal course issuer bid
In 2001, Ketch Energy purchased, for cancellation, 263,400 common shares at an average cost of $4.48 under normal course issuer bids. The stated capital of the shares repurchased was less than the amount paid of $1,180,021, resulting in a reduction to retained earnings $464,000. No amounts were expensed in 2002.

Related party transactions
Included in accounts receivable at December 31, 2002, is an amount of $1,065,701 which is outstanding from directors of the Company arising under loan agreements of a prior year to enable them to purchase shares of Ketch Energy (December 31, 2001 - $807,518). Subsequent to year end, $532,851 of the total was repaid, with the reminder due in 2005.

Pursuant to the Ketch Arrangement, the management contract with AEMI was internalized as set out in Note 1. The previous shareholders of AEMI were also officers and directors of the Company.

10. CONVERTIBLE PREFERRED SHARES

	Number of Preferred Shares	Amount
December 31, 2002	**1,762,594**	**8,56**

Subject to the approval of unitholders of the Trust, the preferred shares are convertible on a one-for-one basis into exchangeable shares of the Company. Each exchangeable share is exchangeable into units of the Trust on a one-for-one basis (subject to adjustment for distributions) with 1,192,141 exchangeable immediately and the remaining 570,453 of the preferred shares convertible as to one-third on each of October 1, 2003, 2004 and 2005. Each preferred share has a stated value $4.86 and is entitled to a 14 percent annual cumulative dividend. Each preferred share is retractable at the option of the holder in Trust units at an amount equal to the stated value plus all accrued and unpaid dividends at any time after the 2003 Annual General Meeting of the unitholders. They are also redeemable at the option of the Company at any time after December 31, 2002, for Trust units at an amount equal to the stated capital plus all accrued and unpaid dividends.

At December 31, 2002, there was $295,713 of undeclared, unpaid, cumulative dividends.

11. NOTES PAYABLE TO ACCLAIM ENERGY TRUST

	2002	2001
Nevis Notes	**21,808**	-
Danoil Notes	**55,451**	-
Ketch Energy Notes	**246,385**	-
	323,644	-

The Nevis Notes were originally issued to the Trust in the aggregate principal amount of $100 million. They will mature on December 31, 2027 and are unsecured. The Nevis Notes bear interest at 2 percent and interest is payable quarterly on the last day of March, June, September and December of each year. The principal of the Nevis Notes will be payable in cash or by the issue and delivery of Acclaim common shares.

The Danoil Notes were originally issued to the Trust in the aggregate principal amount of $91.4 million. They will mature on April 20, 2016 and are unsecured. The Danoil Notes bear interest at 12 percent from June 30, 2003 and interest is payable monthly on the 20th day of the following month. Repayment of principal during the year amounted to $14.8 million.

The Ketch Energy Notes were originally issued to the Trust in the aggregate principal amount of $246.4 million. They will mature on December 1, 2022 and are unsecured. The Ketch Energy Notes bear interest at 12 percent from June 30, 2003 and interest is payable monthly on the 15th day of the following month.

The Note Indentures provide that upon any distribution of the assets of Acclaim, in the event of any dissolution, winding-up, liquidation, reorganization or other similar proceedings relative to Acclaim, senior indebtedness will be entitled to receive payment in full before the holders of the Note Indentures are entitled to receive any payment.

Included in interest expense for 2002 is the amount of $4.2 million paid to Acclaim Energy Trust.

12. STOCK-BASED COMPENSATION PLAN

The following table is a reconciliation of options outstanding under the Plan from January 1, 2001 to October 1, 2002:

	2002		2001	
	Number of Shares/Units	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding beginning of year	3,366,882	$3.28	2,315,075	2.76
Granted	951,898	$4.75	1,912,873	3.85
Exercised	(1,647,736)	$3.64	(217,355)	3.55
Cancelled	(2,671,044)	$3.57	(643,711)	3.14
Outstanding October 1, 2002	-	-	3,366,882	3.28

In May 2002, Ketch Energy agreed to repurchase 783,610 vested options from employees that exercised their 'put right' under the option plan. Ketch Energy paid $1.5 million during 2002 (2001 – $1.2 million) to the employees, net of their option cost and such amount was charged to retained earnings. The repurchased options were cancelled.

All options held by Ketch Energy employees on September 26, 2002 were considered vested, pursuant to the change of control terms of the then outstanding option plan. As outlined in the Ketch Arrangement, 50 percent of the options were repurchased by Ketch Energy at a stated value less the exercise price, for a net cost of $4.1 million and the remaining 50 percent of the outstanding options were exercised and exchanged for Trust units pursuant to Ketch Arrangement. Ketch Energy received net exercise proceeds of $5.8 million, resulting in net cash to Ketch Energy of $1.7 million. There were 150,000 options considered to be out of the money, these options were neither repurchased or exercised, and were cancelled pursuant to the Ketch Arrangement. The amount of $5.8 million was credited to share capital and the amount of $4.1 million was included in the costs of the arrangement - Note 1.

As of October 1, 2002, the employees, officers and directors of the Company participate in the unit-based compensation plan of the Trust.

13. INCOME TAXES

Future income taxes arise from temporary differences between the accounting and tax bases of the assets and liabilities. The Company has recorded a future income tax liability associated with those temporary differences as at December 31, 2002 and 2001 relating to the following:

	2002	2001
Temporary differences related to assets and liabilities	164,196	139,394
Finance expense charged to unitholders' equity	(3,786)	(2,077)
Tax loss carry forward	(17,071)	(3,566)
	143,339	133,751

Income tax expense varies from amounts that would be computed by applying Canadian federal and provincial income tax rates as follows:

	2002	2001
Net earnings (loss) before taxes	**(6,421)**	22,215
Statutory income tax rate	**42.34%**	42.84%
Expected income tax expense	**(2,718)**	9,517
Add (deduct) the tax effect of:		
Non-deductible crown charges	**8,333**	9,380
Resource allowance	**(5,686)**	(8,502)
Alberta Royalty Tax Credit	**(212)**	(375)
Rate adjustments & other	**(1,699)**	(2,396)
Future income tax expense (recovery)	**(1,982)**	7,624
Capital tax expense	**935**	808
Total tax expense (recovery)	**(1,047)**	8,432

14. HEDGING AND FINANCIAL INSTRUMENTS

The Company's financial instruments recognized on the consolidated balance sheets include accounts receivable, accounts payable and accrued liabilities, bank debt and hedging and capital lease obligations. The fair values of financial instruments other than bank debt approximates their carrying amounts due to the short-term nature of these instruments. The carrying value of bank debt approximates its fair value due to floating interest terms; the fair value of the obligation under capital lease approximates carrying value due to current rates for comparable terms of the lease obligation. The fair value of the interest rate swaps associated with bank debt is disclosed in Note 6.

The Company is exposed to the commodity price fluctuations of crude oil and natural gas and to fluctuations of the Canada-US dollar exchange rate. The Company manages this risk by entering into various on and off balance sheet derivative financial instruments. A portion of the Company's exposure to these fluctuations is hedged through the use of swaps and forward contracts. The Company's exposure to interest rate fluctuations is disclosed in Note 6.

The Company is exposed to credit risk due to the potential non-performance of counter parties to the above financial instruments. The Company mitigates this risk by dealing only with larger, well-established commodity marketing companies and with major national chartered banks.

As a result of commodity hedging transactions, petroleum and natural gas sales for 2002 increased by $0.5 million (2001 – $5.5 million).

Deferred charge

On April 14, 2001, Ketch Energy unwound gas contracts for a total of 5,055 GJs per day comprised of a contract for 4,000 GJs per day at $2.29 per GJ to October 2003 and a 1,055 GJs per day contract at $2.54 per GJ to October 2002. The loss on these contracts was $4.3 million and has been recorded as a deferred charge. The charge is being amortized over the term of the original contracts. An amount of $0.5 million was amortized during 2002 (2001 - $2.0 million). The remaining unamortized balance at December 31, 2002 was $386,000 (2001- $853,000)

The Company has entered into various financial contracts and fixed price physical contracts for 2002 and future years.

December 31, 2002 outstanding contracts

Crude oil

Financial Instrument	Daily Volume (bbls)	Floor/Ceiling	Term
Three way collar	1,000	US$ 20.00 – 25.00 – 29.00	January 1, 2003 – July 31, 2003
Three way collar	1,000	US $ 21.00 - 24.00 - 28.60	January 1, 2003 – December 31, 2003
Collar	500	US$ 22.00 – 29.10	January 1, 2003 – December 31, 2003
Collar	500	US$ 22.00 – 29.50	January 1, 2003 – December 31, 2003
Collar	500	US$ 24.00 – 29.00	January 1, 2003 – June 30, 2003
Collar	500	US$ 24.00 – 29.07	January 1, 2003 – June 30, 2003

I

fferentials

Financial Instrument	Daily Volume (bbls)	Floor/Ceiling	Term
Collar	800	US$ 6.00 – 12.00	January 1, 2003 – June 30, 2003
Floor	200	US$ 8.70	January 1, 2003 – June 30, 2003

atu ral gas

Financial Instrument	Daily Volume (GJ)	Floor/ Ceiling	Term
Put	2,000	CDN$ 4.50	November 1, 2002 – March 31, 2003
Put	5,000	CDN$ 4.50	November 1, 2002 – March 31, 2003
Put	5,000	CDN$ 4.75	November 1, 2002 – March 31, 2003
Collar	5,000	CDN$ 4.75 – 8.20	December 1, 2002 – March 31, 2003
Collar	5,000	CDN$ 4.75 – 7.80	December 1, 2002 – March 31, 2003
Collar	5,000	CDN$ 5.00 – 6.85	January 1, 2003 – March 31, 2003
Collar	2,000	CDN$ 4.50 – 6.35	April 1, 2003 – October 31, 2003
Collar	5,000	CDN$ 4.50 – 6.20	April 1, 2003 – October 31, 2003
Collar	5,000	CDN$ 4.50 – 6.25	April 1, 2003 – October 31, 2003
Collar	5,000	CDN$ 4.50 – 6.50	April 1, 2003 – October 31, 2003
Collar	5,000	CDN$ 4.50 – 6.16	April 1, 2003 – October 31, 2003

The fair value of the outstanding crude oil and natural gas contracts as of December 31, 2002, reflects unrealized losses of $2.1 million respectively. Due to the fluctuating commodity prices, the realized gain or loss when the contracts settle may vary.

At December 31, 2002, the Company had a US dollar forward sales contract for an aggregate $200,000 per month, expiring December 2005, at an average exchange rate of 1.452. The unrealized fair value loss on the outstanding contracts at December 31, 2002 is $835,016 (December 31, 2001 - $1,189,784).

15. SUBSEQUENT EVENT

Subsequent to year end, on January 28, 2003, the Company completed the previously announced acquisition of Elk Point Resources Inc. ("Elk Point"), a public company involved in the exploration, development and production of oil and gas in western Canada. As part of the acquisition, units of the Trust will be issued to the shareholders of Elk Point. The shares of Elk Point will be purchased by Acclaim and debentures will be issued by the Trust to complete the transaction. All of the issued and outstanding shares of Elk Point were acquired for $3.70 per Elk Point share, to a maximum of $15 million or a ratio of 0.95 units per Elk Point share, to a maximum of 26.3 million units. Elk Point shareholders elected to receive units in excess of the maximum available and accordingly, the final exchange ratio was calculated as 0.88537 Trust units with 26,293,160 units issued and the payment of $15.9 million in cash (including $5.0 million of transaction costs).

The acquisition will be accounted for by the purchase method of accounting. An estimate of the allocation to the fair value of the assets is as follows, but is subject to change upon the final determination of fair values.

Allocation of purchase price:	
Net working capital	**1,484**
Petroleum and natural gas properties	**170,000**
Goodwill	**13,603**
Future income taxes	**(11,470)**
Bank debt	**(63,000)**
Hedging obligation	**(352)**
Provision for future site restoration	**(2,325)**
	107,940
Consideration was comprised of:	
Issuance of debenture	**95,970**
Cash	**10,890**
Transaction costs (net of option proceeds)	**1,080**
	107,940

Concurrent with the acquisition of Elk Point, the credit facility with the syndicate of banks was increased to an aggregate of $190 million from an aggregate of $150 million. The other terms of the facility remain unchanged.

16. COMPARATIVE FIGURES

Certain of the prior year's figures have been reclassified to conform to the current year's presentation. Additionally, the comparative figures are those of Ketch Energy Ltd. and not of Acclaim as previously reported, due to reverse takeover accounting effective October 1, 2002.

The following discussion and analysis is management's assessment of Acclaim's historical financial and operating results and should be read in conjunction with the audited consolidated financial statements of the Trust for the year ended December 31, 2002, together with the notes related thereto. The reader should be aware that historical results are not necessarily indicative of future performance.

References in this discussion and analysis to boe refer to barrel of oil equivalent whereby natural gas volumes have been converted at a rate of 6 thousand cubic feet of natural gas to 1 barrel of oil. In accordance with Canadian practice, production volume, reserve volumes and revenues are reported on a gross basis, before deduction of Crown and other royalties, unless otherwise indicated.

IMPORTANT INFORMATION REGARDING COMPARATIVE FINANCIAL STATEMENTS

The business combination of Acclaim and Ketch Energy occurred October 1, 2002 and was pursuant to a Plan of Arrangement dated August 21, 2002. It has been accounted for as a reverse takeover of Acclaim by Ketch Energy as the shareholders of Ketch Energy became the controlling unitholders of Acclaim after the business combination. Under the reverse takeover form of accounting, Ketch Energy is deemed to have acquired Acclaim. The consolidated financial statements of the Trust for the year ended December 31, 2002 include the results of Ketch Energy for the full year 2002 and those of Acclaim from the date of deemed acquisition on October 1, 2002. All comparative figures and references to prior years in the following discussion are those of Ketch Energy.

The remaining MD&A refers to "Acclaim" or the "Trust" as the combined entity and the information included herein has been restated, as applicable, to reflect the trust unit exchange ratio of 1.15 Acclaim units for each Ketch Energy share, pursuant to the Plan of Arrangement.

2002 HIGHLIGHTS

Acclaim's year featured numerous highlights:

- *Merged Acclaim with Ketch Energy Ltd. ("Ketch Energy").*
- *Announced the $174 million acquisition of Elk Point Resources Inc. ("Elk Point"), which closed at the end of January 2003.*
- *In addition to other equity issues with net proceeds of $66 million, the Trust also issued convertible debentures with net proceeds of $43.2 million which further diversified Acclaim's capital structure.*
- *Altered the production mix to create a trust weighted towards high netback natural gas and light oil.*
- *Increased production to more than 20,000 boe/d at the end of January 2003, consisting of 53 percent natural gas, 39 percent light oil and NGLs and only 8 percent heavy oil.*
- *Increased established reserves to 68 mmboe in January 2003 with a commodity mix consistent with Acclaim's current production.*
- *Increased monthly distributions from $0.05 per unit at the beginning of the year to $0.065 per unit by the end of the year for a total return including capital appreciation of 40 percent.*

Management's Discussion & Analysis

MAJOR TRANSACTIONS

Combination of Acclaim and Ketch Energy (the "Combination")

On July 18, 2002, Acclaim and Ketch Energy jointly announced an agreement to combine the mature assets of Ketch Energy with Acclaim and transfer certain of Ketch Energy's growth assets to Ketch Resources Ltd. The Combination was successfully completed on October 1, 2002 with resounding shareholder support.

In completing the Combination, Acclaim acquired all of the outstanding common shares of Ketch Energy in exchange for 1.15 Acclaim units. Acclaim issued approximately 56 million units to complete the transaction. In addition, each Ketch Energy shareholder received one-third of one common share of Ketch Resources Ltd., a junior oil and gas company that received a transfer of $32 million of assets from Ketch Energy.

As a condition precedent to the Combination, a subsidiary of Acclaim issued 1,762,594 preferred shares to acquire all of the common shares of Acclaim Energy Management Inc, an unrelated company previously contracted to perform management and advisory services. Accordingly, Acclaim has terminated the management contract and internalized management, thereby eliminating future cash payments for management and related fees.

In order to reduce indebtedness and finance its ongoing acquisition and development program, Acclaim issued 9.55 million subscription receipts at a price of $4.20 per subscription receipt for gross proceeds of $40 million. The subscription receipts were exchanged for trust units on a one for one basis upon closing the merger with Ketch Energy on October 1, 2002.

Acquisition of Elk Point

On November 27, 2002, Acclaim and Elk Point jointly announced a business combination pursuant to a plan of arrangement whereby Acclaim would acquire all of the issued and outstanding shares of Elk Point. Under the plan, all of Elk Point's US and certain minor Canadian properties were transferred to a new company called Burmis Energy Inc., the shares of which were distributed to Elk Point's shareholders.

The plan was overwhelmingly approved by Elk Point security holders at a special meeting on January 28, 2003. Pursuant to the arrangement, Acclaim issued approximately 26.3 million trust units and $10.9 million in cash in exchange for all of the Elk Point common shares. The transaction was valued at approximately $174 million taking into account Elk Point's debt. With the completion of the acquisition, Acclaim became the eighth largest conventional oil and gas trust in Canada on the basis of market capitalization.

The production and reserve acquisition costs for light oil and natural gas were very attractive at $25,900 per boe/d, $8.75 per boe for established reserves and $10.00 per boe for proven reserves. The acquisition was accretive on a per unit basis to cash flow, reserves, production, and net asset value and was an exceptional property fit in central and northern Alberta.

In conjunction with the Elk Point acquisition, Acclaim entered into a bought-deal financing arrangement for an offering of $45 million aggregate principal amount of convertible, unsecured subordinated debentures (the "Debentures"). The Debentures, with a face value of $1,000 each, have a coupon of 11.0 percent, a final maturity date of December 31, 2007 and are convertible into trust units of Acclaim at a price of $3.90 per trust unit. The debentures have been accounted for as equity due to the conversion features and the option of the Trust to satisfy interest payments by issuing units. The net proceeds of the offering were used to fund the acquisition of Elk Point, to reduce bank indebtedness and for general corporate purposes.

RESULTS OF OPERATIONS

Production

Daily production increased 20 percent to an average of 12,542 boe/d in 2002 from 10,421 boe/d in 2001. The increase is attributed primarily to the Combination effective October 1, 2002. The impact of the Post Energy Corporation ("Post") acquisition in July 2001 also increased production levels as production from the properties acquired effective July 1, 2001 was included for all of 2002. Acclaim's fourth quarter production rate averaged 15,089 boe/d, with a weighted average of 50 percent natural gas, 41 percent light crude oil and NGLs and 9 percent heavy oil.

Years ended December 31	*2002*	*2001*	*% Change*
Natural gas *(mcf/d)*	43,441	40,674	7
NGLs *(bbls/d)*	1,331	973	37
Oil *(bbls/d)*	3,971	2,669	49
Total *(boe/d)*	12,542	10,421	20

Marketing and price risk management

The average price that Acclaim received for its natural gas (before hedging) decreased 24 percent from $4.91 per mcf to $3.71 per mcf in 2002. In comparison, AECO monthly index decreased 36 percent year over year and NYMEX decreased 26 percent.

The average price that Acclaim received for crude oil (before hedging) increased 5 percent in 2002 to $35.28 from $33.73 in 2001. Although the benchmark West Texas Intermediate ("WTI") price increased slightly, a weaker Canadian dollar resulted in a stronger Canadian dollar price received for crude oil.

The average price that Acclaim received for natural gas liquids ("NGLs") decreased 9 percent from the previous year to average $18.48 per bbl in 2002, compared to $20.26 per bbl in 2001. The natural gas liquid price received as a percentage of the oil price (excluding hedging) received decreased from 61 percent in 2001 to 53 percent in 2002, based on the mix of product.

Average realized price

Years ended December 31	*2002*	*2001*	*% Change*
Oil (excluding hedging) *($/bbl)*	35.28	33.73	5
Oil (including hedging) *($/bbl)*	32.14	33.69	(5)
Natural gas liquids *($/bbl)*	18.48	20.26	(9)
Natural gas (excluding hedging) *($/mcf)*	3.71	4.91	(24)
Natural gas (including hedging) *($/mcf)*	4.03	5.28	(24)
Total average realized price (including hedging) *($/boe)*	26.09	31.13	(16)

Benchmark pricing

Years ended December 31	*2002*	*2001*	*% Change*
AECO natural gas *($/mcf)*	4.04	6.30	(36)
Nymex natural gas *(US$/mcf)*	3.25	4.38	(26)
WTI crude oil *(US$/bbl)*	26.11	25.97	1
CDN$/US$ exchange rate	0.6368	0.6458	(1)

Acclaim has a commodity price risk management policy designed to provide downside price protection on a portion of its future production while allowing Acclaim to participate in the upside potential. This practice allows Acclaim to provide stability for cash distributions in a volatile price environment and to ensure economic returns on its capital development and acquisition activities. Acclaim markets its production through independent marketers, directing all of its crude oil and 67 percent of its natural gas production to the spot markets, 15 percent to fixed contracts and 18 percent of its natural gas to aggregators.

During 2002, Acclaim recorded an overall hedging gain of $0.5 million compared to a gain of $5.5 million in 2001. The Trust recorded a gain on natural gas contracts of $5.0 million (2001 - gain of $5.6 million) and a loss on oil contracts of $4.5 million (2001 - nil).

Acclaim has downside protection in place on 50 percent of its estimated natural gas volumes and 50 percent of its crude oil and NGLs volumes for 2003. Acclaim has numerous hedging contracts in place originating from Acclaim, Ketch Energy and Elk Point. The following tables summarize these contracts for 2003 and details the commodity contracts for 2004. For additional information regarding the contracts in place at December 31, 2002, see Note 15 of the consolidated financial statements.

2003 Commodity contracts

	Q1	*Q2*	*Q3*	*Q4*
Natural Gas				
Fixed price *(GJ/d)*	13,667	8,000	8,000	2,667
Average price	$5.52	$5.06	$5.06	$5.06
Collars *(GJ/d)*	17,000	22,000	22,000	17,333
Average floor price	$4.94	$4.50	$4.50	$4.97
Average ceiling price	$7.49	$6.28	$6.28	$8.98
Floors *(GJ/d)*	12,000	-	-	-
Average floor price	$4.60	-	-	-
Call options *(GJ/d)*	3,000	8,000	8,000	4,667
Average call option price	$3.85	$4.69	$4.69	$4.69
Crude Oil				
Fixed price *(bbls/d)*	1,133	833	700	167
Average price *(US$)*	$27.69	$26.80	$27.42	$27.42
Collars *(bbls/d)*	4,000	4,000	4,000	4,000
Average floor price	$23.75	$23.75	$24.00	$24.00
Average ceiling price	$28.98	$28.98	$29.73	$29.73

2004 Commodity contracts

Daily Quantity	*Contract Price*	*Index*	*Term*
Natural Gas - Collars			
5,000 GJ	CDN$5.00 - 10.00	AECO	November 2002 - April 2004
5,000 GJ	CDN$5.00 - 11.00	AECO	November 2002 - April 2004
5,000 GJ	CDN$5.60 - 10.00	AECO	November 2003 - April 2004
Crude Oil - Collars			
500 bbls	US$22.00 - 28.20	WTI	January 2004 - June 2004
Crude Oil - Three Way Contracts			
1,000 bbls	US$20.00 - 24.00 - 30.20	WTI	January 2004 - July 2004
500 bbls	US$21.00 - 24.50 - 30.15	WTI	January 2004 - July 2004
1,000 bbls	US$21.00 - 25.00 - 29.45	WTI	January 2004 - December 2004
1,000 bbls	US$21.25 - 24.50 - 29.95	WTI	July 2004 - December 2004

In the future, Acclaim intends to continue to manage its commodity price exposure in a similar manner, providing downside price protection primarily through the use of floors and collars. Readers are cautioned that any future gain or loss from such a program is dependent on forward markets and future prices and as such the gains and losses experienced in 2002 and 2001 are not necessarily indicative of future gains or losses from the program.

The Trust's cash flow is sensitive to changes in commodity prices as demonstrated by the following table:

Sensitivity to Change in Price and Exchange Rate	*Estimated Effect on 2003 Cash Flow (\$000s)*
Change of US$1.00 per bbl in the price of WTI crude oil	2,738
Change of $0.10 per GJ in the price of natural gas	630
Change of 1% in interest rate	1,103
Change of $0.01 in the US$/CDN$ exchange rate	1,192

These sensitivities are based on current projections for 2003, which have been adjusted to include all commodity contracts as disclosed above.

Revenues

Petroleum and natural gas sales were consistent in 2002 at $119.5 million compared to $118.4 million in 2001. The impact of volume increases in 2002 was offset by lower natural gas prices.

***Years ended December 31** ($000s)*	***2002***	***2001***	***% Change***
Oil and NGL sales revenue	**59,941**	39,816	51
Natural gas sales revenue	**58,632**	72,677	(19)
	118,573	112,493	5
Hedging gains	**546**	5,529	(90)
Royalty income	**336**	387	(13)
Total petroleum and natural gas sales	**119,455**	118,409	1

Petroleum and natural gas sales variance analysis

	$000s
Reported 2001 petroleum and natural gas sales	$118,409
Increase due to natural gas production volumes	**3,734**
Increase due to oil and NGL production volumes	**18,873**
Decrease due to realized natural gas price	**(17,779)**
Increase due to realized oil and NGL price	**1,201**
Impact of hedging activities	**(4,983)**
Total increase, net	**1,046**
Reported 2002 petroleum and natural gas sales	**119,455**

Oil and NGL sales increased 51 percent during the year from $39.8 million in 2001 to $59.9 million in 2002. The increase in sales can be attributed to volume and pricing increases over 2001. Average daily production of oil and NGLs increased to 5,302 bbls/d from 3,642 bbls/d in 2001, the majority of which was a result of the full year impact of the Post acquisition from 2001 and the Combination on October 1, 2002.

Natural gas sales decreased 19 percent year over year from $72.7 million to $58.6 million. Gas prices in 2002 were 24 percent lower than those received in 2001, which reduced revenue despite an increase in production. Average daily production of natural gas increased 7 percent to 43.4 mmcf/d in 2002 from 40.7 mmcf/d in 2001 primarily as a result of the previously mentioned Post acquisition in 2001 and the Combination on October 2002.

Royalties and ARTC

Royalties, net of ARTC, were $26.7 million in 2002 and increased 5 percent compared to $25.4 million in the prior year, due to a 5 percent increase in revenues before the impact of hedging gains. Royalties as a percentage of revenue (before hedging) remained consistent at 22.5 percent, compared to 22.6 percent in 2001.

Years ended December 31	***2002***		***2001***	
	$000s	***% Revenue***	***$000s***	***% Revenue***
Oil and NGL royalties	**12,242**	**20.4**	7,169	18.0
Natural gas royalties	**14,951**	**25.5**	19,111	26.3
Royalties before ARTC	**27,193**	**22.9**	26,280	23.4
Less ARTC	**(500)**	**(0.4)**	(876)	(0.8)
Royalties, net of ARTC	**26,693**	**22.5**	25,404	22.6

Production expenses

Production expenses increased 29 percent year over year to $22.7 million from $17.6 million. This increase was primarily due to a 20 percent increase in production volumes. Production expenses per boe increased 7 percent to $4.96 from $4.63, due primarily to the Combination. Acclaim's heavy oil properties have higher production expenses and as a result, the combined entity has a slightly higher cost of production than that of Ketch Energy prior to the Combination. In the fourth quarter of 2002, Acclaim's production expense per boe was $5.42, which is representative of the combined production expenses expected in 2003, before giving effect to the Elk Point acquisition, completed January 28, 2003. Acclaim continues to focus on management of operating costs associated with processing fees, labour, energy management and trucking costs, the largest components of operating costs, in order to maximize netbacks on the associated production.

Production expense variance analysis

	$000s	% Change
Reported operating costs - 2001	17,601	
Increase due to production volumes	3,585	70
Increase due to increased costs	1,516	30
Total increase	5,101	100
Reported operating costs - 2002	22,702	

Operating netback

Average commodity prices received by Acclaim fell year over year by 24 percent and 9 percent for each of natural gas and NGLs respectively, while oil prices increased by 5 percent, for an overall reduction of 16 percent. This, combined with a slight increase in average production expenses per boe, decreased Acclaim's average operating netback 23 percent to $15.30 per boe from $19.82 per boe in 2001.

Years ended December 31 *($/boe)*	2002	2001	% Change
Sales price (including hedging)	26.09	31.13	(16)
Royalties, net of ARTC	(5.83)	(6.68)	(13)
Production expenses	(4.96)	(4.63)	7
Operating netback	15.30	19.82	(23)

General and administrative expenses

General and administrative expenses, net of overhead recoveries, remained flat at $3.4 million year over year. However, on a per boe basis, these charges decreased 17 percent to $0.73 from $0.88 reflecting the synergies created by the Post acquisition in 2001 and the combination with Acclaim in 2002. General and administrative expenses in the fourth quarter of 2002, subsequent to the Combination, were $0.80 per boe. General and administrative expenses are expected to be in the range of $1.00 - 1.10 per boe in 2003, reflecting an expected increase in staffing to appropriately manage the Trust and pursue additional acquisition and development opportunities.

Years ended December 31 *($000s, except per boe)*	2002	2001	% Change
G&A expense (gross)	5,609	5,007	12
Overhead recoveries	(2,247)	(1,649)	36
G&A expense (net)	3,362	3,358	-
G&A expense per boe (net)	0.73	0.88	(17)

Management fees

No management fees are included in the financial statements as the previous management fee contract was terminated on the Combination. The company previously engaged to perform management and advisory services to the Trust, Acclaim Energy Management Inc., was acquired by the Trust as a condition of the Combination and 1,762,595 preferred shares of a subsidiary of the Trust, with a stated value of $4.86 each, were issued as consideration. Accordingly, the management contract was terminated. Acclaim has an internalized incentive program, aligning management interests with that of unitholder interests.

Interest expense

Interest expense increased by 5 percent to $6.5 million from $6.2 million in 2001. Average debt levels during 2002 were higher than those during 2001 due to the additional debt required to finance the Post acquisition and the significant capital program undertaken by Ketch Energy prior to the Combination. Acclaim paid an average of 5.46 percent on the combined debt obligations during 2002 (2001 - 6.5 percent). The majority of the interest expense relates to the bank debt, on which an average rate of 4.7 percent was paid in 2002 (2001 - 6.4 percent).

Years ended December 31 *($000s)*	***2002***	***2001***	***% Change***
Interest expense	**6,505**	6,187	5

Depletion, depreciation, amortization and site restoration

In 2002, depletion, depreciation, amortization and site restoration increased 43 percent to $62.7 million from $43.6 million. The per unit cost of depletion, depreciation, amortization and site restoration increased 19 percent to $13.71 per boe in 2002 from $11.48 per boe. This increase is related to the cost of corporate acquisitions completed since April 2001 and the future income tax allocations associated with these transactions.

The Trust adopted the liability method of accounting for income taxes effective January 1, 2000. Under the liability method, the book value of property, plant and equipment recorded for an acquisition must be increased by the future income taxes associated with the excess of book value over the income tax values. The impact of this future income tax increment on the corporate acquisitions will continue to impact the annual depletion charge in the future.

Acclaim has provided for expected future costs associated with site restoration and abandonments of wells and facilities. The 2002 year-end provision on the balance sheet has increased by 167 percent to $8.7 million from $3.3 million. This increase reflects the higher number of wells and facilities owned in 2002 relative 2001 as a result of the acquisitions completed in 2001 and 2002.

Years ended December 31 *($000s)*	***2002***	***2001***	***% Change***
Depletion and depreciation - full cost oil and gas assets	**50,344**	33,800	49
Depletion and depreciation - future income tax considerations	**9,253**	6,948	33
Amortization of deferred charge	**468**	1,971	(76)
Total	**60,065**	42,719	41

Years ended December 31 *($/boe)*	***2002***	***2001***	***% Change***
Depletion and depreciation - full cost oil and gas assets	**11.00**	8.89	24
Depletion and depreciation - future income tax considerations	**2.02**	1.83	10
Amortization of deferred charge	**0.10**	0.52	(80)
Total	**13.12**	11.24	17

Ceiling test

For the years ended 2002 and 2001, the Trust's ceiling test resulted in estimated future net revenues being in excess of the net book value of petroleum and natural gas assets and therefore, no ceiling test write-down was required. At December 31, 2002, year-end prices of CDN $38.00 per bbl of crude oil and CDN$5.52 per mcf of natural gas were used in the calculation (December 31, 2001 - CDN $28.22 per bbl of crude oil and CDN $3.43 per mcf of natural gas).

Income taxes

Capital taxes of $0.9 million were recorded in 2002 (2001 - $0.8 million). Capital taxes increased due to the larger capital base associated with the Post acquisition in 2001 and the Combination in 2002. Acclaim paid no current income taxes in either 2002 or 2001.

Under Canadian generally accepted accounting principles, the Trust does not recognize any future income taxes, as taxable income is allocated to the unitholders in the form of taxable distributions. However, the Trust's operating companies are required to account for future income taxes. Future taxes arise due to differences between the accounting and tax values of the operating companies' assets and liabilities.

In the Trust's structure, payments are made between the operating companies and the Trust transferring both income and future income tax liability to the unitholders. Therefore, it is the opinion of management that no cash income taxes are expected to be paid by the operating companies in the future, and as such, the future income tax liability recorded on the balance sheet will be recovered through earnings over time.

Years ended December 31 *($000s, except where noted)*	***2002***	***2001***	***% Change***
Capital taxes	**935**	808	16
Future income taxes (recovery)	**(1,982)**	7,624	(126)
	(1,047)	8,432	(112)
Total income taxes *($/boe)*	**(0.23)**	2.22	(110)
Effective tax rate *(%)*	**76.5**	34.3	123

Income tax pools

At the end of 2002, Acclaim had $228.6 million of tax pools available for deduction against future taxable income as compared to $193.1 million at the end of 2001. The Trust does not expect to be subject to cash taxes through 2003 due to its strong tax position.

Years ended December 31 *($000s)*	***2002***	***2001***	***% Change***
Canadian oil and gas property expense	**38,090**	41,478	(8)
Canadian development expense	**48,957**	34,363	42
Canadian exploration expense	**39,234**	53,019	(26)
Foreign exploration and development expense	**2,415**	2,418	0
Undepreciated capital costs	**47,439**	40,069	18
Non-capital losses	**42,059**	16,705	152
Financing charges	**10,381**	5,043	106
	228,575	193,095	18

Cash flow from operations and net earnings (loss)

Although production volumes increased 20 percent in 2002, cash flow from operations decreased 9 percent to $59.3 million in 2002 from $65.1 million primarily as a result of reduced natural gas and NGL prices and increased production expenses associated with higher volumes.

Net earnings decreased 111 percent to a $1.5 million loss from $13.8 million of earnings in the previous year. The net loss is attributable to the non-cash expenses of depletion, depreciation and amortization and future income taxes.

Years ended December 31 ($000s)	*2002*	*2001*	*% Change*
Revenues, net of hedging	119,455	118,409	1
Royalties, net of ARTC	(26,693)	(25,404)	5
Production expenses	(22,702)	(17,601)	29
Operating netback	70,060	75,404	(7)
General and administrative expenses	(3,362)	(3,358)	0
Interest	(6,505)	(6,187)	5
Capital taxes	(935)	(808)	16
Cash flow from operations	59,258	65,051	(9)
Depletion, depreciation, amortization and siterestoration	(62,784)	(43,644)	43
Future income taxes (recovery)	(1,982)	7,624	(125)
Net earnings (loss)	(1,544)	13,783	(111)

QUARTERLY FINANCIAL DATA *($000, except per unit)*

The following table shows selected quarterly financial information for Acclaim.

	Petroleum and Natural Gas Sales	*Net Income*	*Net Income Per Unit*	
			Basic	*Diluted*
2001				
First quarter	32,107	7,666	0.26	0.24
Second quarter	24,148	5,343	0.17	0.16
Third quarter	32,156	2,025	0.04	0.04
Fourth quarter	29,998	(1,247)	(0.03)	(0.03)
Total	118,409	13,787	0.36	0.35
2002				
First quarter	28,202	26	-	-
Second quarter	24,987	457	0.01	0.01
Third quarter	24,690	(3,736)	(0.07)	(0.07)
Fourth quarter	41,576	1,709	0.02	0.02
Total	119,455	(1,544)	(0.02)	(0.02)

** Due to the Combination on October 1, 2002, Q1 through Q3 in 2002 and all quarters in 2001 represent the information solely of Ketch Energy. Per unit information has been restated based on the exchange ratio of 1.15 Acclaim units for 1.0 Ketch Energy shares.*

CASH DISTRIBUTIONS

Acclaim distributes the net cash flow from its oil and gas properties to the Trust unitholders on a monthly basis. A portion of this cash flow is typically withheld to repay bank debt and fund capital expenditures. Management monitors Acclaim's distribution policy with respect to forecasted cash flows, debt levels and spending plans. The level of cash retained for debt repayment typically varies between 5 and 20 percent of total cash flow. Management is prepared to adjust the payout levels in an effort to balance the investor's desire for distributions with the Trust's requirement to maintain an appropriate, prudent capital structure.

For the nine months ended September and prior to the Combination, Acclaim distributed $15.3 million which represented 77 percent of cash flow from operations.

The payout ratio increased to 90 percent for the three months ended December 31, 2002 where Acclaim generated $21.2 million of cash flow from operations and distributed $19.0 million.

Management's Discussion & Analysis

Acclaim raised its monthly distribution twice during 2002. The distribution increased from $0.05 per unit to $0.06 per unit in May and from $0.06 per unit to $0.065 per unit in October. Distributions have remained stable since that time at $0.065 per unit.

Acclaim's distributions are considered a return of capital and are tax deferred. The Trust forecasts that distributions will remain as a 100 percent return of capital into 2004.

The following table shows Acclaim's cash flow and distributions for the nine months prior to the Combination and the three months of Acclaim and Ketch Energy combined.

($000s, except where indicated)	**Three Months Ended December 31 2002**	**Nine Months Ended September 30 2002**
Cash flow from operations	**21,174**	19,909
Distributions	**19,025**	15,267
Distributions per unit *($)*	**0.19**	0.49
Payout ratio *(%)*	**90**	77

CAPITAL EXPENDITURES

Acclaim incurred $59.9 million of capital expenditures in 2002 on exploration, development and complementary property acquisitions. Of this amount, 45 percent was directed towards drilling and tie-ins, 16 percent to complementary property acquisitions, 16 percent to land and seismic and 22 percent to facility expansions. Including the impact of dispositions, the Trust's net capital expenditure program for 2002 totaled $59.3 million compared to $49.4 million in 2001, an increase of 20 percent.

Exploration and development ***Years ended December 31*** *($000s)*	***2002***	***2001***	***% Change***
Property acquisitions	**9,181**	13,976	(34)
Land	**5,059**	6,573	(23)
Geological and geophysical	**4,606**	4,060	13
Drilling and completions	**27,288**	36,454	(25)
Facilities and equipment	**13,627**	10,936	25
Capitalized G&A	**235**	255	(8)
Total capital expenditures	**59,996**	72,254	(17)
Dispositions	**(665)**	(22,800)	97
Net capital expenditures	**59,331**	49,454	20

LIQUIDITY AND CAPITAL RESOURCES

Acclaim utilizes three sources of funding to finance its capital expenditure program and acquisitions, internally generated cash flow from operations, debt where deemed appropriate and new equity issues if favourable market conditions exist.

Bank debt as at December 31, 2002 was $73.4 million, down from $128.1 million at December 31, 2001. The movement in bank debt reflects the Combination effective October 1, 2002 and the financing arrangements concluded during the year.

On February 21, 2002, prior to the Combination, Acclaim closed a bought-deal equity financing of 4,375,000 trust units at a price of $3.45 per trust unit for gross proceeds of $15.1 million.

In connection with the Combination and in order to reduce indebtedness and finance its ongoing development program, Acclaim issued 9.55 million subscription receipts at a price of $4.20 per subscription receipts, for gross proceeds of $40.1 million. The subscription receipts were exchanged for trust units on a one for one basis upon closing the Combination on October 1, 2002.

In conjunction with the Elk Point acquisition, Acclaim entered into a bought-deal financing arrangement for an offering of $45 million aggregate principal amount of convertible, unsecured subordinated debentures. The Debentures, with face value of $1,000 each, have a coupon of 11.0 percent, a final maturity date of December 31, 2007 and are convertible into trust units of Acclaim at a price of $3.90 per trust unit. The Debentures have been accounted for as equity due to the conversion features and the option of the Trust to satisfy interest payments by issuing units. The net proceeds of the offering were used to fund the acquisition of Elk Point, to reduce bank indebtedness and for general corporate purposes. Prior to December 31, 2002, $837,000 of the Debentures were converted resulting in the issuance of 214,613 units.

Financial leverage and coverage ratios

Years ended December 31	***2002***	***2001***
Bank debt to EBITDA[1]	1.1 x	1.8 x
Cash flow from operation to interest expense	9.1 x	10.5 x
Bank debt to bank debt plus equity	16%	41%

[1] *EBITDA is calculated from the consolidated statement of earnings (loss) as earnings (loss) before taxes, interest, depletion, depreciation and amortization and site restoration expenses. This measure does not have any standardized measure prescribed by GAAP and may not be comparable to similar measures presented by other entities.*

BANK DEBT

Acclaim expects to use bank debt to fund that portion of its 2003 capital expenditures not funded by cash flow from operations or by equity issues. Acclaim believes that properly managed debt funding enhances growth and profitability to unitholders without dilution or unnecessary risk. The cost of debt is near historic lows. Currently, Acclaim's cost of debt is under 5 percent. Significant increases in interest rates are not expected in 2003.

The Trust has a credit facility with a syndicate of Canadian, chartered and foreign banks that includes a $120 million revolving production loan (2001-$130 million revolving) and a $15 million revolving operating loan (2001 - nil) and a $15 million acquisition facility (2001 - $10 million acquisition facility). The full facility bears interest at the lenders' prime rate or Bankers' Acceptances plus an applicable margin, as outlined in the lending agreement, based on the debt to cash flow ratio. The facility is secured with a demand debenture over the petroleum and natural gas assets of $500 million and is subject to annual review and re-determination of the Trust's borrowing base.

Effective January 1, 2002, Canadian accounting standards require that revolving debt, with term of 364 days or less, be included in current liabilities. The Trust's current credit facility has therefore been included in current liabilities with the comparative amount restated. There have been no changes in the terms or conditions of the credit facility.

Effective January 28, 2003, the credit facility was increased from an aggregate $150 million to an aggregate $195 million, concurrent with the Elk Point acquisition.

UNIT INFORMATION

Acclaim had 98,098,863 trust units and no warrants outstanding at December 31, 2002 compared to 48,089,678 trust units and 854,817 warrants at December 31, 2001. Additionally, the Trust had 1,762,594 preferred exchangeable convertible shares of a subsidiary outstanding at December 31, 2002, which are convertible on a one to one basis to Acclaim units, subject to unitholder approval, compared to nil at December 31, 2001.

As a result of reverse takeover accounting, the comparative number of units/shares and warrants is that of Ketch Energy, converted at the exchange ratio of 1.15 trust units to 1.0 Ketch Energy share.

INCOME TAXES

The following sets out a general discussion of the Canadian and US tax consequences of holding Acclaim units as capital property. The summary is not exhaustive in nature and is not intended to provide legal or tax advice. Unitholders or potential unitholders should consult their own legal or tax advisors as to their particular tax consequences.

CANADIAN TAXPAYERS

The Trust qualifies as a mutual fund trust under the Income Tax Act (Canada) and, accordingly, Trust units are qualified investments for RRSP's, RRIF's, RESP's and DPSP's. Each year, the Trust is required to file an income tax return and any taxable income of the Trust is allocated to unitholders.

Unitholders are required to include in computing income their pro-rata share of any taxable income earned by the Trust in that year. An investor's adjusted cost base ("ACB") in a trust unit equals the purchase price of the unit less any non-taxable cash distributions received from the date of acquisition. To the extent the unitholders' ACB is reduced below zero, such amount will be deemed to be a capital gain to the unitholder and the unitholders' ACB will be brought to nil.

Acclaim paid $0.68 per trust unit in cash distributions to unitholders during the 2002 calendar year, without giving regard to the reverse takeover accounting treatment of distributions. For Canadian tax purposes, 100 percent of these distributions was a tax deferred return of capital and will reduce the ACB of the unitholders. During the calendar year of 2001, the Trust paid $0.21 per trust unit in cash distributions, of which 100 percent was a tax deferred return of capital and reduced the ACB of the unitholders.

The table below represents the distributions of the Trust on a calendar year basis as required to be reported for tax purposes. Note that the distributions in both 2001 and 2002 are considered to be return of capital and not included in taxable income until the units are sold or the ACB is reduced below zero.

		2002	2001
Record Date	**Post-Combination**	**Pre-Combination**	**Pre-Combination**
December 31		$0.05	
January 31		$0.05	
February 28		$0.05	
March 31		$0.05	
April 30		$0.05	
May 31		$0.06	
June 30		$0.06	
July 31		$0.06	
August 31		$0.06	
September 30		$0.06	$0.08
October 31	$0.065		$0.08
November 30	$0.065		$0.05
Total distributions	$0.13	$0.55	$0.21

US TAXPAYERS

US unitholders who receive cash distributions are subject to a 15 percent Canadian withholding tax, applied to the taxable portion of the distributions as computed under Canadian tax law. US taxpayers may be eligible for a foreign tax credit with respect to Canadian withholding taxes paid.

The taxable portion of the cash distributions, if any, is determined by the Trust in relation to its current and accumulated earnings and profit using US tax principles. The taxable portion so determined, if any, is considered to be a dividend for US tax purposes.

The non-taxable portion of the cash distributions, is a return of the cost (or other basis). The cost (or other basis) is reduced by this amount for computing any gain or loss from disposition. However, if the full amount of the cost (or other basis) has been recovered, any further non-taxable distributions should be reported as a gain.

US unitholders are advised to seek legal or tax advice from their professional advisors if additional information is required.

RISK MANAGEMENT

Investors who purchase Acclaim units are participating in the net cash flow from a portfolio of Western Canadian crude oil and natural gas producing properties. As such, the cash flow paid to investors and the value of the Acclaim Units are subject to numerous risks, inherent in the industry.

Acclaim's expected cash flow from operations depends largely on the volume of petroleum and natural gas production and the price received for such production, along with the associated operating costs. The price Acclaim receives for its oil depends on a number of factors, including WTI oil prices, Canadian/US currency exchange rates, quality differentials and Edmonton par oil prices. The price Acclaim receives for its natural gas production is primarily dependent on current Alberta market prices. Acclaim has an ongoing price risk management policy that provides for downside protection on a portion of its future production while allowing access to the upside price movements.

Acquisition of oil and gas assets depends on Acclaim's assessment of value at the time of acquisition. Incorrect assessments of value can adversely affect distributions to unitholders and the value of the units. Acclaim employs experienced staff on the business development team and performs stringent levels of due diligence in its analysis of acquisition targets, including a detail examination of reserve reports; re-engineering of reserves for a large portion of the properties to ensure the results are consistent; site examinations of facilities for environmental liabilities; detailed examination of balance sheet accounts; review of contracts; review of prior year tax returns and modeling of the acquisition to ensure accretive results to the unitholders. The Board of Directors approves all acquisitions greater than $5 million.

Inherent in development of the existing oil and gas reserves are the risks, among others, of drilling dry holes, encountering production or drilling difficulties or experiencing high decline rates in producing wells. To minimize these risks, Acclaim employs experienced staff to evaluate and operate wells and utilizes appropriate technology in its operations. In addition, Acclaim uses prudent work practices and procedures, safety programs and risk management principles, including insurance coverage against potential losses.

Acclaim is subject to credit risk associated with the purchase of the commodities produced. In order to mitigate the risk of non-payment, Acclaim minimizes the total sales value with any particular purchaser.

The value of Acclaim's trust units is based on the underlying value of the oil and gas reserves. Geological and operational risks can affect the quantity and quality of reserves and the cost of ultimately recovering those reserves. Lower oil and gas prices increase the risk of write-downs on Acclaim's oil and gas property investments. In order to mitigate this risk, Acclaim's proven and probable oil and gas reserves are evaluated each year by a firm of independent reservoir engineers. A special committee of the Board of Director's reviews and approves the reserve report.

Acclaim's access to markets may be restricted at times by pipeline or processing capacity. Acclaim minimizes these risks by controlling as much of its processing and transportation activities as possible and ensuring transportation and processing contracts are in place with reliable, cost efficient counter parties.

Management's Discussion & Analysis

The petroleum and natural gas industry is subject to extensive controls, regulatory policies and income and resource taxes imposed by various levels of government. These regulations, controls and taxation policies are amended from time to time. Acclaim has no control over the level of government intervention or taxation in the petroleum and natural gas industry. However, Acclaim operates in such a manner to ensure compliance with all applicable regulations and is able to respond to changing regulations and codes of practice.

The petroleum and natural gas industry is subject to both environmental regulations and an increased environmental awareness. Acclaim has reviewed its environmental risks and is in compliance with the appropriate environmental legislation and has a competent staff focused on managing and minimizing the impact on Acclaim's operations.

Acclaim is subject to financial market risk. In order to achieve substantial rates of growth, Acclaim must keep reinvesting in, acquiring or drilling for petroleum and natural gas properties. As Acclaim distributes the majority of its net cash flow to unitholders, it must finance a large portion of its acquisitions and development activity through continued access to equity and debt capital markets. One source of funding for Acclaim's acquisition/expenditure program is through the issuance of equity. If Acclaim is not able to access the equity markets due to unfavorable market conditions for an extended period of time, this may adversely impact Acclaim's growth rate. Acclaim minimizes the financial market risk by maintaining a conservative financing structure.

OUTLOOK

The combination of Acclaim, Ketch Energy and now Elk Point has created a very attractive foundation for an oil and gas trust. With a market capitalization in excess of $500 million, production in excess of 20,000 boe/d (weighted towards natural gas and light oil), reserves of 68 mmboe and a land base that exceeds 400,000 net undeveloped acres, Acclaim is well positioned for the future. Acclaim maintains the advantage of making distributions to unitholders on a 100 percent tax deferred basis which is expected to continue for the balance of 2003 and into 2004.

As Acclaim looks forward, the Trust's continued growth will be driven both internally and externally. Internally, Acclaim will strive to exploit its expansive undeveloped land base through low-risk development drilling, recompletions and facility optimizations. Acclaim expects to spend $25 million to drill 35 to 40 wells (21 to 25 net) in 2003. Externally, the Trust will enter into farm-out agreements and joint ventures to increase activity on its land base. Additionally, the Trust is committed to pursuing acquisitions that will be accretive on a per unit basis to cash flow, production, reserves and net asset value.

The management team at Acclaim is committed to maintaining stable cash distributions over the long-term. Regardless of significant volatility in the commodity markets due to world events, Acclaim believes that the fundamentals for both crude oil and natural gas will support a healthy oil and gas sector.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

In November 2002, the Canadian Institute of Chartered Accountants ("CICA") amended its accounting guideline on hedging relationships, which was originally issued in November 2001. The guideline establishes certain conditions where hedge accounting may be applied. It is effective for years beginning on or after July 1, 2003. Where hedge accounting does not apply, any changes in the mark-to-market values of the contracts can either reduce or increase net income and net income per unit for that period. The Trust expects to adopt this standard January 1, 2004.

In December 2002, the CICA issued a new standard on the accounting for asset retirement obligations. This standard requires recognition of a liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future cost of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The new standard is effective for all fiscal years beginning on or after January 1, 2004. The Trust expects to adopt this standard January 1, 2004. The impact of the effect of this new standard in the consolidated financial statements has not been determined. The Trust currently provides future asset retirement obligations using the unit-of-production method. Actual site restoration costs are charged against the accumulated liability.

Other accounting standards issued by the CICA during the year ended December 31, 2002 are not expected to materially impact the Trust.

FORWARD-LOOKING STATEMENTS

This discussion and analysis contains forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates" and similar expressions. These statements represent management's expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Acclaim. Undue reliance should not be placed on these forward-looking statements which are based upon management's assumptions and are subject to known and unknown risks and uncertainties, including the business risks discussed above, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Acclaim undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by the cautionary statement.

ACCLAIM ENERGY INC.

RESERVES DETERMINATION AND ECONOMIC ANALYSIS OF CERTAIN OIL AND GAS PROPERTIES (ARC PROPERTIES ACQUISITION)

SUMMARY

Effective July 1, 2003

1036028

SUMMARY

TABLE OF CONTENTS

Gilbert Laustsen Jung
Associates Ltd. Petroleum Consultants
4100,400 - 3rd Avenue S.W.,Calgary,Alberta,Canada T2P 4H2 (403) 266-9500 Fax (403) 262-1855

July 2, 2003

Project 1036028

Mr. Paul Masse
Acclaim Energy Inc.
1800, 255 – 5th Street S.W.
Calgary, Alberta
T2P 3G6

Dear Sir:

Re: Acclaim Energy Inc.
ARC Properties Acquisition
Effective July 1, 2003

Gilbert Laustsen Jung Associates Ltd. (GLJ) has completed an independent reserves determination and before income tax economic analysis of certain oil and gas properties being acquired by Acclaim Energy Inc. (Acclaim) from ARC Resources Ltd. (ARC). The effective date of this evaluation is July 1, 2003.

The properties were initially evaluated using an effective date of January 1, 2003. The evaluation results were subsequently "looked ahead" to July 1, 2003. The technical review of the properties was conducted during May and June 2003.

This report has been prepared for Acclaim for the purposes of an evaluation of select properties. No part of this report should be reproduced, distributed or made available to any other person, company, regulatory body or organization without the complete contents of the report.

It is trusted that this evaluation meets your current requirements. Should you have any questions regarding this analysis, please contact the undersigned.

Yours very truly,

GILBERT LAUSTSEN JUNG
ASSOCIATES LTD.

"ORIGINALLY SIGNED"

Doug R. Sutton, P. Eng.
Vice-President

DRS/kac
Attachments

INDEPENDENT PETROLEUM CONSULTANTS' CONSENT

The undersigned firm of Independent Petroleum Consultants of Calgary, Alberta, Canada has prepared an independent evaluation of certain Canadian oil and gas properties for **Acclaim Energy Inc.** and hereby gives consent to the use of its name and to the said estimates. The effective date of the evaluation is **July 1, 2003.**

In the course of the evaluation, **ARC Resources Ltd.** provided Gilbert Laustsen Jung Associates Ltd. personnel with basic information which included land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans. Other engineering, geological or economic data required to conduct the evaluation and upon which this report is based, was obtained from public records, other operators and from Gilbert Laustsen Jung Associates Ltd. nonconfidential files. The extent and character of ownership and accuracy of all factual data supplied for the independent evaluation, from all sources, has been accepted as represented. Gilbert Laustsen Jung Associates Ltd. reserves the right to review all calculations referred to or included in this report and to revise the estimates in light of erroneous data supplied or information existing but not made available which becomes known subsequent to the preparation of this report.

The accuracy of any reserves and production estimate is a function of the quality and quantity of available data and of engineering interpretation and judgment. While reserves and production estimates presented herein are considered reasonable, the estimates should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward.

Revenue projections presented in this report are based in part on forecasts of market prices, currency exchange rates, inflation, market demand and government policy which are subject to many uncertainties and may, in future, differ materially from the forecasts utilized herein. Present values of revenues documented in this report do not necessarily represent the fair market value of the reserves evaluated herein.

PERMIT TO PRACTICE
GILBERT LAUSTSEN JUNG ASSOCIATES LTD.

Signature: ORIGINALLY SIGNED "Neil Dell"

Date: July 2, 2003

PERMIT NUMBER: P 2066
The Association of Professional Engineers, Geologists and Geophysicists of Alberta

ORIGINALLY SIGNED "Harry Jung"
Gilbert Laustsen Jung Associates Ltd.

CERTIFICATION OF QUALIFICATION

I, Doug R. Sutton, Professional Engineer, 4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am an employee of Gilbert Laustsen Jung Associates Ltd., which company did prepare a detailed analysis of certain Canadian oil and gas properties for Acclaim Energy Inc. The effective date of this evaluation is July 1, 2003.

2. That I do not have, nor do I expect to receive any direct or indirect interest in the securities of Acclaim Energy Inc. or its affiliated companies.

3. That I attended the University of Western Ontario and that I graduated with a Bachelor of Engineering Science Degree in Chemical Engineering in 1977; that I am a Registered Professional Engineer in the Province of Alberta; and, that I have in excess of twenty-five years experience in engineering studies relating to Western Canadian oil and gas fields.

4. That a personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of the information available from the files of ARC Resources Ltd. and the appropriate provincial regulatory authorities.

"ORIGINALLY SIGNED"
Doug R. Sutton, P. Eng.

ESCALATED PRICE ANALYSIS

TABLE OF CONTENTS

Summary of Reserves and Values

Company: **ARC RESOURCES LTD.**
Property: **Corporate**
Description: **Divestiture Package**
LOOK AHEAD ANALYSIS at July 1, 2003

Pricing: **GLJ (2003-04) Full Year**
Effective Date: **January 01, 2003**

MARKETABLE RESERVES	Proved Producing	Total Proved	Total Proved Plus Probable	Total Established
Oil - MSTB				
Gross	20286	22971	34264	28617
Company Interest	1947	2034	2980	2507
Net After Royalty	1800	1873	2720	2297
Gas - BCF				
Gross	259.4	268.1	354.8	311.5
Company Interest	26.9	29.5	41.8	35.7
Net After Royalty	21.1	23.1	32.8	27.9
Natural Gas Liquids - MSTB				
Gross	11024	11063	14865	12964
Company Interest	517	568	774	671
Net After Royalty	382	423	577	500
Sulphur - MLT				
Gross	22.1	190.0	353.3	271.7
Company Interest	8.3	40.3	73.5	56.9
Net After Royalty	6.9	33.4	61.0	47.2
Oil Equivalent - MBOE				
Gross	74546	78722	108269	93495
Company Interest	6947	7526	10718	9122
Net After Royalty	5696	6148	8756	7452
BEFORE TAX PRESENT VALUE - $MM				
0.0%	99.2	107.2	155.6	131.4
8.0%	73.4	79.0	103.0	91.0
10.0%	69.3	74.4	95.6	85.0
12.0%	65.7	70.5	89.2	79.9
15.0%	61.1	65.4	81.4	73.4
18.0%	57.3	61.2	75.1	68.2
20.0%	55.1	58.7	71.5	65.1
FIRST 6 YEARS BEFORE TAX CASH FLOW - $M				
2003 (6 Months)	15746	15678	16060	15869
2004	17471	18375	19661	19018
2005	11630	12362	15243	13802
2006	9472	10864	14842	12853
2007	7480	8813	12270	10542
2008	6146	6915	9984	8449

Oil Equivalent Factors:

Oil	1.0	bbl/boe
Sales Gas	6.0	mcf/boe
Condensate	1.0	bbl/boe
Butane	1.0	bbl/boe
Propane	1.0	bbl/boe
Ethane	1.0	bbl/boe
Sulphur	0.0	lt/boe

Project 1036028
Run date Wed Jun 11 2003 14:30:14

Reserves and Present Value Summary

Company: **ARC RESOURCES LTD.**
Property: **Corporate**

Reserve Class: **Proved**
Development Class: **Producing**
Pricing: **GLJ (2003-04) Full Year**
Effective Date: **January 01, 2003**
LOOK AHEAD ANALYSIS at July 1, 2003

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Arcola	0.04	120	0	0	0.01	38	0	0	0.01	31	0	0	363	310	300	290	278	266	259
BC Minor - DLS (Buick Ck/Rigel)	0.98	0	15	0	0.12	0	2	0	0.09	0	1	0	227	173	164	155	144	135	130
BC Minor - Prophet (Divest)	2.69	0	0	0	1.35	0	0	0	0.98	0	0	0	2868	2672	2628	2587	2528	2472	2437
BC Minor - Yoyo	1.13	0	0	0	0.28	0	0	0	0.22	0	0	0	789	695	676	657	632	609	594
Berrymoor/Lindale NU (Divest)	0.41	0	12	0	0.06	0	2	0	0.05	0	1	0	185	174	172	169	166	163	161
Bigoray Unit No. 1 & Non-Unit	9.68	428	232	0	1.63	67	39	0	1.23	56	27	0	6240	4431	4155	3918	3621	3377	3236
Bonanza Unit & Non-Unit	3.77	1244	41	0	0.24	107	3	0	0.18	102	2	0	1739	1413	1351	1296	1222	1157	1119
Brooks (Divest Entities)	1.12	0	0	0	0.92	0	0	0	0.82	0	0	0	2159	1300	1182	1086	969	877	826
Buick Creek	21.44	118	496	0	6.74	29	156	0	5.25	25	125	0	20024	14797	13937	13189	12232	11431	10966
Cessford Unit & Non-Unit	34.09	7	0	0	1.27	2	0	0	1.04	2	0	0	4962	2589	2335	2134	1899	1719	1621
Craigend	9.25	0	0	0	3.81	0	0	0	3.18	0	0	0	8384	6578	6249	5956	5571	5240	5044
Cyn-Pem Cardium D Unit No. 1	0.50	2413	20	0	0.00	17	0	0	0.00	15	0	0	311	222	207	195	179	166	158
Cyn-Pem Non-Unit	3.38	9	172	0	0.39	3	20	0	0.31	3	14	0	1230	943	892	847	789	739	710
Dalesboro	0.00	24	0	0	0.00	9	0	0	0.00	7	0	0	73	64	62	61	58	56	55
Enchant (Divest Entities)	0.01	41	1	0	0.01	19	0	0	0.00	18	0	0	209	188	184	179	174	168	165
Eyremore	0.18	0	0	0	0.02	0	0	0	0.02	0	0	0	96	74	70	66	62	58	56
Garrington Cardium Unit No. 3	0.36	154	13	0	0.04	15	1	0	0.02	13	1	0	182	141	134	127	118	110	106
Goose River Unit No. 1	3.14	2149	1309	0	0.10	70	43	0	0.07	62	30	0	1257	1075	1042	1013	974	940	919
Granada	0.35	0	11	0	0.02	0	1	0	0.02	0	0	0	84	66	63	60	56	53	51
Grand Forks	0.00	90	0	0	0.00	31	0	0	0.00	29	0	0	283	254	248	243	235	228	223
Harmattan East Unit No. 1	52.58	1934	4711	0	0.13	5	12	0	0.10	4	8	0	498	347	323	303	278	257	245
Harmattan East Viking Unit No. 1	0.33	1661	29	0	0.00	18	0	0	0.00	15	0	0	251	172	160	150	137	127	121
Harmattan Elkton Unit No. 1	66.90	2212	2836	0	0.80	21	34	0	0.66	19	28	0	4281	3191	3004	2840	2629	2452	2348
Hays Unit & Non-Unit	0.04	148	2	0	0.01	28	0	0	0.00	25	0	0	180	157	153	149	143	138	135
Holmberg Mannville Gas Unit	0.37	0	1	0	0.04	0	0	0	0.03	0	0	0	102	102	101	101	101	101	100
Holmberg Non-Unit (Divest)	1.55	0	3	0	0.04	0	0	0	0.04	0	0	0	198	143	134	126	117	108	104
Inga Units & Non-Unit	10.64	0	236	22	2.70	0	57	8	2.11	0	46	7	5308	4115	3904	3717	3474	3266	3144
Instow Unit & Non-Unit (Divest)	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	6	6	6	6	6	6	6
Klua	1.43	0	0	0	0.55	0	0	0	0.43	0	0	0	1580	1516	1501	1487	1466	1447	1435
Midale Non-Unit (Divest Entities)	0.00	63	0	0	0.00	5	0	0	0.00	4	0	0	37	32	31	30	29	28	27
Minnehik-Buck Lake Ostracod Unit No. 2	1.31	20	131	0	0.14	1	14	0	0.12	1	10	0	481	393	376	361	340	322	311
MIPA Cardium Oil (Divest Entities)	0.01	28	1	0	0.01	28	1	0	0.00	27	0	0	231	200	194	188	180	173	168
Pembina - Minor Entities (Divest Entities)	16.24	1302	459	0	1.49	118	42	0	1.17	113	28	0	5765	3881	3596	3355	3056	2813	2676
Pembina F	0.21	497	23	0	0.21	497	23	0	0.13	475	15	0	7298	5107	4751	4443	4055	3736	3553
Pinto Unit & Non-Unit	0.18	159	0	0	0.01	12	0	0	0.01	12	0	0	190	155	148	142	134	128	124
Pipestone	0.04	0	0	0	0.01	0	0	0	0.01	0	0	0	47	45	44	44	43	43	43
Pouce Coupe South Boundary A Unit	0.00	231	0	0	0.00	55	0	0	0.00	46	0	0	352	255	238	223	205	189	180
Pouce Coupe South Boundary B Pool Unit	1.99	2407	169	0	0.41	501	35	0	0.29	475	25	0	6317	4243	3928	3661	3328	3058	2905

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Gross Lease Reserves Oil Mbbl	Gross Lease Reserves NGL Mbbl	Gross Lease Reserves Sulphur Mlt	Company Interest Reserves Gas Bcf	Company Interest Reserves Oil Mbbl	Company Interest Reserves NGL Mbbl	Company Interest Reserves Sulphur Mlt	Net Interest Reserves Gas Bcf	Net Interest Reserves Oil Mbbl	Net Interest Reserves NGL Mbbl	Net Interest Reserves Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
Pouce Coupe South Non-Unit	6.12	214	0	0	1.36	86	0	0	0.94	80	0	0	5800	4663	4454	4266	4018	3802	3674
Progress Non-Unit	0.77	0	19	0	0.11	0	3	0	0.09	0	2	0	338	281	270	259	246	234	226
Queensdale (Divest)	0.01	13	0	0	0.00	6	0	0	0.00	6	0	0	64	60	59	58	57	56	55
Rapdan Unit	0.00	2535	0	0	0.00	123	0	0	0.00	100	0	0	806	460	419	386	346	316	299
Ronalane	0.00	19	0	0	0.00	10	0	0	0.00	10	0	0	70	65	64	63	61	60	59
Sinclair	3.83	0	27	0	1.32	0	9	0	1.03	0	6	0	5192	3731	3492	3285	3021	2802	2676
South Elkton Unit No. 1	1.40	0	18	0	0.02	0	0	0	0.01	0	0	0	56	46	44	43	40	38	37
Wembley Prospect (Divest Entities)	1.00	44	35	0	0.51	27	18	0	0.40	25	12	0	2080	1855	1807	1763	1701	1645	1610
Divestiture Package	259.42	20286	11024	22	26.90	1947	517	8	21.08	1800	382	7	99193	73381	69255	65678	61118	57308	55097

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Company: **ARC RESOURCES LTD.**
Property: **Corporate**

Reserve Class: **Proved**
Development Class: **Total**
Pricing: **GLJ (2003-04) Full Year**
Effective Date: **January 01, 2003**
LOOK AHEAD ANALYSIS at July 1, 2003

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Arcola	0.04	120	0	0	0.01	38	0	0	0.01	31	0	0	363	310	300	290	278	266	259
BC Minor - DLS (Buick Ck/Rigel)	0.98	0	15	0	0.12	0	2	0	0.09	0	1	0	227	173	164	155	144	135	130
BC Minor - Prophet (Divest)	2.69	0	0	0	1.35	0	0	0	0.98	0	0	0	2868	2672	2628	2587	2528	2472	2437
BC Minor - Yoyo	1.13	0	0	0	0.28	0	0	0	0.22	0	0	0	789	695	676	657	632	609	594
Berrymoor/Lindale NU (Divest)	0.58	0	17	0	0.14	0	4	0	0.11	0	3	0	335	302	295	289	279	271	265
Bigoray Unit No. 1 & Non-Unit	9.94	428	239	0	1.66	67	40	0	1.25	56	27	0	6333	4468	4185	3944	3641	3392	3250
Bonanza Unit & Non-Unit	3.77	1244	41	0	0.24	107	3	0	0.18	102	2	0	1739	1413	1351	1296	1222	1157	1119
Brooks (Divest Entities)	1.12	0	0	0	0.92	0	0	0	0.82	0	0	0	2159	1300	1182	1086	969	877	826
Buick Creek	24.39	118	565	0	8.04	29	186	0	6.24	25	149	0	23203	17257	16264	15396	14280	13341	12793
Cessford Unit & Non-Unit	34.09	7	0	0	1.27	2	0	0	1.04	2	0	0	4962	2589	2335	2134	1899	1719	1621
Craigend	9.94	0	0	0	4.11	0	0	0	3.42	0	0	0	9286	7158	6774	6432	5985	5602	5377
Cyn-Pem Cardium D Unit No. 1	0.55	2658	22	0	0.00	19	0	0	0.00	16	0	0	348	245	229	215	197	182	174
Cyn-Pem Non-Unit	3.38	9	172	0	0.39	3	20	0	0.31	3	14	0	1230	943	892	847	789	739	710
Dalesboro	0.00	24	0	0	0.00	9	0	0	0.00	7	0	0	73	64	62	61	58	56	55
Enchant (Divest Entities)	0.01	41	1	0	0.01	19	0	0	0.00	18	0	0	209	188	184	179	174	168	165
Eyremore	0.18	0	0	0	0.02	0	0	0	0.02	0	0	0	96	74	70	66	62	58	56
Garrington Cardium Unit No. 3	0.36	154	13	0	0.04	15	1	0	0.02	13	1	0	182	141	134	127	118	110	106
Goose River Unit No. 1	2.71	3684	1128	0	0.09	120	37	0	0.06	101	26	0	1900	1438	1354	1280	1183	1099	1050
Granada	0.35	0	11	0	0.02	0	1	0	0.02	0	0	0	84	66	63	60	56	53	51
Grand Forks	0.00	90	0	0	0.00	31	0	0	0.00	29	0	0	283	254	248	243	235	228	223
Harmattan East Unit No. 1	52.58	1934	4711	0	0.13	5	12	0	0.10	4	8	0	498	347	323	303	278	257	245
Harmattan East Viking Unit No. 1	0.49	2451	43	0	0.01	27	0	0	0.00	22	0	0	317	193	174	159	140	125	117
Harmattan Elkton Unit No. 1	66.90	2212	2836	0	0.80	21	34	0	0.66	19	28	0	4281	3191	3004	2840	2629	2452	2348
Hays Unit & Non-Unit	0.05	186	2	0	0.01	32	0	0	0.00	30	0	0	257	210	201	193	182	172	166
Holmberg Mannville Gas Unit	0.37	0	1	0	0.04	0	0	0	0.03	0	0	0	102	102	101	101	101	101	100
Holmberg Non-Unit (Divest)	1.55	0	3	0	0.04	0	0	0	0.04	0	0	0	198	143	134	126	117	108	104
Inga Units & Non-Unit	15.27	0	358	189	3.59	0	81	40	2.79	0	64	33	7884	5812	5453	5137	4729	4385	4185
Instow Unit & Non-Unit (Divest)	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	6	6	6	6	6	6	6
Klua	1.43	0	0	0	0.55	0	0	0	0.43	0	0	0	1580	1516	1501	1487	1466	1447	1435
Midale Non-Unit (Divest Entities)	0.00	63	0	0	0.00	5	0	0	0.00	4	0	0	37	32	31	30	29	28	27
Minnehik-Buck Lake Ostracod Unit No. 2	1.34	22	134	0	0.15	1	15	0	0.13	1	10	0	515	419	401	385	362	343	331
MIPA Cardium Oil (Divest Entities)	0.01	28	1	0	0.01	28	1	0	0.00	27	0	0	231	200	194	188	180	173	168
Pembina - Minor Entities (Divest Entities)	16.24	1302	459	0	1.49	118	42	0	1.17	113	28	0	5765	3881	3596	3355	3056	2813	2676
Pembina F	0.21	497	23	0	0.21	497	23	0	0.13	475	15	0	7298	5107	4751	4443	4055	3736	3553
Pinto Unit & Non-Unit	0.18	159	0	0	0.01	12	0	0	0.01	12	0	0	190	155	148	142	134	128	124
Pipestone	0.04	0	0	0	0.01	0	0	0	0.01	0	0	0	47	45	44	44	43	43	43
Pouce Coupe South Boundary A Unit	0.00	231	0	0	0.00	55	0	0	0.00	46	0	0	352	255	238	223	205	189	180
Pouce Coupe South Boundary B Pool Unit	1.99	2407	169	0	0.41	501	35	0	0.29	475	25	0	6317	4243	3928	3661	3328	3058	2905

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Pouce Coupe South Non-Unit	6.30	289	0	0	1.42	107	0	0	0.97	101	0	0	6095	4871	4647	4446	4181	3951	3814
Progress Non-Unit	0.77	0	19	0	0.11	0	3	0	0.09	0	2	0	338	281	270	259	246	234	226
Queensdale (Divest)	0.01	13	0	0	0.00	6	0	0	0.00	6	0	0	64	60	59	58	57	56	55
Rapdan Unit	0.00	2535	0	0	0.00	123	0	0	0.00	100	0	0	806	460	419	386	346	316	299
Ronalane	0.00	19	0	0	0.00	10	0	0	0.00	10	0	0	70	65	64	63	61	60	59
Sinclair	3.83	0	27	0	1.32	0	9	0	1.03	0	6	0	5192	3731	3492	3285	3021	2802	2676
South Elkton Unit No. 1	1.40	0	18	0	0.02	0	0	0	0.01	0	0	0	56	46	44	43	40	38	37
Wembley Prospect (Divest Entities)	1.00	44	35	0	0.51	27	18	0	0.40	25	12	0	2080	1855	1807	1763	1701	1645	1610
Divestiture Package	268.13	22971	11063	190	29.55	2034	568	40	23.11	1873	423	33	107245	78977	74423	70468	65420	61200	58750

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Company: **ARC RESOURCES LTD.**
Property: **Corporate**

Reserve Class: **Proved Plus Probable**
Development Class: **Total**
Pricing: **GLJ (2003-04) Full Year**
Effective Date: **January 01, 2003**
LOOK AHEAD ANALYSIS at July 1, 2003

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Arcola	0.09	285	0	0	0.02	69	0	0	0.02	52	0	0	514	412	393	375	352	332	320
BC Minor - DLS (Buick Ck/Rigel)	1.74	22	18	0	0.67	22	2	0	0.56	21	2	0	1658	1075	979	896	791	704	655
BC Minor - Prophet (Divest)	5.58	0	0	1	2.79	0	0	0	2.04	0	0	0	5329	4675	4538	4411	4234	4073	3973
BC Minor - Yoyo	1.87	0	0	0	0.47	0	0	0	0.36	0	0	0	1257	1018	973	931	875	826	797
Berrymoor/Lindale NU (Divest)	0.77	0	23	0	0.18	0	5	0	0.15	0	4	0	444	391	380	370	355	342	333
Bigoray Unit No. 1 & Non-Unit	12.93	852	310	0	2.17	133	52	0	1.63	112	35	0	9042	5822	5372	4995	4532	4160	3950
Bonanza Unit & Non-Unit	4.63	1787	51	0	0.30	155	3	0	0.22	147	2	0	2590	1821	1700	1598	1469	1363	1303
Brooks (Divest Entities)	1.39	0	0	0	1.15	0	0	0	1.02	0	0	0	2745	1470	1317	1194	1051	941	881
Buick Creek	30.88	158	715	0	10.17	38	236	0	7.91	34	188	0	29507	20103	18706	17519	16038	14827	14136
Cessford Unit & Non-Unit	39.07	9	0	0	1.46	2	0	0	1.20	2	0	0	5878	2773	2473	2240	1975	1776	1669
Craigend	13.53	0	0	0	5.73	0	0	0	4.80	0	0	0	13465	9642	8995	8431	7711	7110	6764
Cyn-Pem Cardium D Unit No. 1	0.76	3640	30	0	0.01	26	0	0	0.00	23	0	0	482	302	276	255	230	210	199
Cyn-Pem Non-Unit	4.21	11	214	0	0.49	3	25	0	0.40	3	17	0	1553	1094	1021	958	879	813	776
Dalesboro	0.00	31	0	0	0.00	10	0	0	0.00	9	0	0	85	73	71	68	65	63	61
Enchant (Divest Entities)	0.02	49	1	0	0.01	22	1	0	0.00	21	0	0	243	214	208	203	195	188	184
Eyremore	0.21	0	0	0	0.03	0	0	0	0.03	0	0	0	115	83	78	74	68	63	60
Garrington Cardium Unit No. 3	0.47	204	17	0	0.05	20	2	0	0.03	18	1	0	298	205	189	176	158	144	136
Goose River Unit No. 1	4.66	7097	1789	0	0.15	231	58	0	0.11	197	40	0	4494	3209	2977	2772	2507	2282	2151
Granada	0.43	0	14	0	0.03	0	1	0	0.02	0	1	0	104	77	72	68	63	58	56
Grand Forks	0.00	109	0	0	0.00	37	0	0	0.00	36	0	0	347	304	295	287	276	265	259
Harmattan East Unit No. 1	67.34	2386	6034	0	0.17	6	15	0	0.12	5	10	0	660	413	378	350	315	288	272
Harmattan East Viking Unit No. 1	0.69	3461	61	0	0.01	39	1	0	0.01	31	1	0	528	262	231	206	178	156	144
Harmattan Elkton Unit No. 1	90.43	2711	3833	0	1.08	26	46	0	0.89	23	38	0	5851	3922	3630	3382	3074	2825	2684
Hays Unit & Non-Unit	0.06	240	3	0	0.01	41	0	0	0.01	38	0	0	322	253	240	229	214	202	194
Holmberg Mannville Gas Unit	0.50	0	1	0	0.05	0	0	0	0.04	0	0	0	115	114	114	114	114	113	113
Holmberg Non-Unit (Divest)	2.14	0	4	0	0.06	0	0	0	0.06	0	0	0	286	191	178	166	151	140	133
Inga Units & Non-Unit	24.77	0	577	352	5.81	0	130	73	4.52	0	104	61	13369	8592	7878	7274	6528	5927	5587
Instow Unit & Non-Unit (Divest)	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	7	7	7	7	7	6	6
Klua	2.93	0	0	0	1.24	0	0	0	0.97	0	0	0	3080	2820	2764	2711	2636	2566	2523
Midale Non-Unit (Divest Entities)	0.00	66	0	0	0.00	5	0	0	0.00	4	0	0	37	32	31	30	29	28	27
Minnehik-Buck Lake Ostracod Unit No. 2	1.85	34	185	0	0.20	2	20	0	0.17	2	14	0	709	535	505	478	442	413	395
MIPA Cardium Oil (Divest Entities)	0.01	36	1	0	0.01	36	1	0	0.00	35	1	0	284	235	226	217	205	195	189
Pembina - Minor Entities (Divest Entities)	19.15	1597	544	0	1.83	143	52	0	1.43	137	34	0	7251	4363	3986	3676	3303	3011	2849
Pembina F	0.24	565	26	0	0.24	565	26	0	0.15	540	17	0	8477	5593	5153	4780	4319	3948	3738
Pinto Unit & Non-Unit	0.24	206	0	0	0.02	16	0	0	0.02	15	0	0	241	185	175	167	156	147	141
Pipestone	0.79	0	0	0	0.20	0	0	0	0.16	0	0	0	688	433	391	356	312	276	256
Pouce Coupe South Boundary A Unit	0.00	347	0	0	0.00	82	0	0	0.00	69	0	0	684	372	333	301	264	236	221
Pouce Coupe South Boundary B Pool Unit	3.21	3892	274	0	0.67	809	57	0	0.47	765	40	0	13377	6171	5418	4833	4168	3674	3410

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Pouce Coupe South Non-Unit	7.70	461	0	0	1.80	193	0	0	1.24	176	0	0	8095	5914	5550	5232	4825	4486	4289
Progress Non-Unit	1.02	0	26	0	0.15	0	4	0	0.13	0	3	0	478	369	349	332	309	290	279
Queensdale (Divest)	0.01	19	0	0	0.01	9	0	0	0.00	8	0	0	86	78	77	75	73	71	70
Rapdan Unit	0.00	3907	0	0	0.00	190	0	0	0.00	152	0	0	1289	634	566	513	452	405	379
Ronalane	0.00	27	0	0	0.00	15	0	0	0.00	15	0	0	100	91	90	88	85	83	82
Sinclair	4.88	0	35	0	1.66	0	12	0	1.30	0	8	0	6678	4327	3988	3704	3355	3075	2917
South Elkton Unit No. 1	2.28	0	28	0	0.03	0	0	0	0.02	0	0	0	91	71	68	65	61	57	55
Wembley Prospect (Divest Entities)	1.35	53	48	0	0.70	32	25	0	0.54	30	17	0	2665	2288	2212	2142	2047	1961	1909
Divestiture Package	354.84	34264	14865	353	41.78	2980	774	73	32.75	2720	577	61	155599	103032	95552	89248	81447	75122	71527

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Company: **ARC RESOURCES LTD.**
Property: **Corporate**

Reserve Class: **Proved**
Development Class: **Producing**
Pricing: **GLJ (2003-04) Full Year**
Effective Date: **January 01, 2003**
LOOK AHEAD ANALYSIS at July 1, 2003

Entity Description	Gross Lease Reserves Gas Bcf	Gross Lease Reserves Oil Mbbl	Gross Lease Reserves NGL Mbbl	Gross Lease Reserves Sulphur Mlt	Company Interest Reserves Gas Bcf	Company Interest Reserves Oil Mbbl	Company Interest Reserves NGL Mbbl	Company Interest Reserves Sulphur Mlt	Net Interest Reserves Gas Bcf	Net Interest Reserves Oil Mbbl	Net Interest Reserves NGL Mbbl	Net Interest Reserves Sulphur Mlt	BIT Discounted PV M$ 0%	8%	10%	12%	15%	18%	20%
Arcola																			
41/01-34-008-03W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
09-34-008-03W2 HZ	0.01	40	0	0	0.00	13	0	0	0.00	10	0	0	128	111	108	104	100	96	94
41/10-34-008-03W2/0	0.00	10	0	0	0.00	3	0	0	0.00	3	0	0	28	25	25	24	23	23	22
91/10-34-008-03W2/0	0.01	38	0	0	0.00	13	0	0	0.00	10	0	0	134	107	102	97	91	86	83
11/11-34-008-03W2/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
21/16-34-008-03W2/0	0.00	6	0	0	0.00	2	0	0	0.00	2	0	0	10	9	9	9	9	8	8
01/12-35-008-03W2/0	0.00	7	0	0	0.00	2	0	0	0.00	2	0	0	25	23	23	22	22	21	21
31/13-35-008-03W2/0	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	3	3	3	3	3	3	3
91/13-35-008-03W2/0	0.01	12	0	0	0.00	4	0	0	0.00	3	0	0	30	27	26	25	25	24	23
01/08-02-009-03W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
41/03-03-009-03W2/0	0.00	4	0	0	0.00	1	0	0	0.00	1	0	0	4	4	4	4	4	4	4
91/04-03-009-03W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Total Arcola	0.04	120	0	0	0.01	38	0	0	0.01	31	0	0	363	310	300	290	278	266	259
BC Minor - DLS (Buick Ck/Rigel)																			
00/10-33-087-17W6/(0,2)	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/06-23-088-16W6/0	0.98	0	15	0	0.12	0	2	0	0.09	0	1	0	227	173	164	155	144	135	130
Total BC Minor - DLS (Buick Ck/Rigel)	0.98	0	15	0	0.12	0	2	0	0.09	0	1	0	227	173	164	155	144	135	130
BC Minor - Prophet (Divest)																			
00/C-020-K/094-J-02/0	2.69	0	0	0	1.35	0	0	0	0.98	0	0	0	2868	2672	2628	2587	2528	2472	2437
Total BC Minor - Prophet (Divest)	2.69	0	0	0	1.35	0	0	0	0.98	0	0	0	2868	2672	2628	2587	2528	2472	2437
BC Minor - Yoyo																			
00/A-047-L/094-I-14/0	1.13	0	0	0	0.28	0	0	0	0.22	0	0	0	912	798	775	752	721	693	676
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-124	-103	-99	-95	-90	-85	-82
Total BC Minor - Yoyo	1.13	0	0	0	0.28	0	0	0	0.22	0	0	0	789	695	676	657	632	609	594
Berrymoor/Lindale NU (Divest)																			

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Modeste Creek/Berrymoor (Divest)																			
00/11-07-049-05W5/0	0.13	0	4	0	0.03	0	1	0	0.02	0	1	0	101	94	93	91	89	87	86
00/07-18-049-05W5/0	0.17	0	5	0	0.02	0	0	0	0.01	0	0	0	63	59	58	57	56	54	54
00/07-12-049-06W5/0	0.11	0	3	0	0.02	0	1	0	0.02	0	0	0	85	79	78	77	75	74	73
00/04-13-049-06W5/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-64	-58	-56	-55	-54	-52	-51
Total Modeste Creek/Berrymoor (Divest)	0.41	0	12	0	0.06	0	2	0	0.05	0	1	0	185	174	172	169	166	163	161
Total Berrymoor/Lindale NU (Divest)	0.41	0	12	0	0.06	0	2	0	0.05	0	1	0	185	174	172	169	166	163	161
Bigoray Unit No. 1 & Non-Unit																			
Bigoray Non-Unit																			
00/09-28-051-08W5/0	0.14	0	3	0	0.03	0	1	0	0.03	0	1	0	113	105	103	102	99	97	96
00/07-32-052-08W5/2	1.31	0	31	0	0.36	0	9	0	0.26	0	6	0	1247	1062	1026	992	947	906	882
Total Bigoray Non-Unit	1.44	0	35	0	0.39	0	9	0	0.29	0	6	0	1360	1167	1129	1094	1046	1003	977
Bigoray Unit No. 1																			
00/10-30-050-07W5/2	0.29	0	7	0	0.05	0	1	0	0.04	0	1	0	136	115	111	107	102	98	95
00/11-35-050-08W5	0.89	0	21	0	0.10	0	2	0	0.08	0	2	0	300	194	178	165	149	136	128
00/10-16-051-08W5/0	0.37	146	9	0	0.06	23	1	0	0.04	21	1	0	478	256	228	206	181	161	151
00/08-18-051-08W5/0	1.11	0	27	0	0.17	0	4	0	0.14	0	3	0	546	323	293	268	239	216	203
00/10-18-051-08W5/0	0.07	0	2	0	0.01	0	0	0	0.01	0	0	0	32	30	29	29	28	27	27
00/06-21-051-08W5/0	0.11	26	3	0	0.02	4	0	0	0.01	4	0	0	79	66	64	61	58	55	54
02/08-22-051-08W5/0	0.36	0	9	0	0.06	0	1	0	0.05	0	1	0	168	138	133	127	121	115	111
00/06-28-051-08W5/2	0.55	257	13	0	0.08	40	2	0	0.05	32	1	0	838	492	445	408	362	327	308
00/10-32-051-08W5/3	0.42	0	10	0	0.07	0	2	0	0.05	0	1	0	198	158	151	144	135	127	122
00/06-33-051-08W5/2	2.27	0	54	0	0.35	0	8	0	0.26	0	6	0	1202	702	637	584	521	472	445
00/04-07-052-08W5/2	0.04	0	1	0	0.01	0	0	0	0.01	0	0	0	16	15	15	14	14	14	14
00/14-17-052-08W5/2	1.52	0	37	0	0.24	0	6	0	0.17	0	4	0	786	586	551	521	482	450	431
00/06-29-052-08W5/0	0.23	0	5	0	0.04	0	1	0	0.03	0	1	0	84	67	64	61	57	54	52
Oil Infills	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	16	122	126	127	126	122	120
Total Bigoray Unit No. 1	8.24	428	198	0	1.24	67	30	0	0.94	56	20	0	4880	3264	3026	2824	2575	2373	2259
Total Bigoray Unit No. 1 & Non-Unit	9.68	428	232	0	1.63	67	39	0	1.23	56	27	0	6240	4431	4155	3918	3621	3376	3236
Bonanza Unit & Non-Unit																			
Non-Unit Gas Wells																			
00/10-21-081-11W6/0	0.52	0	5	0	0.03	0	0	0	0.03	0	0	0	80	68	65	63	60	57	55
02/11-22-081-11W6/0	0.94	0	10	0	0.05	0	1	0	0.04	0	0	0	131	102	97	92	86	81	78
00/07-27-081-11W6/0	0.17	0	2	0	0.01	0	0	0	0.01	0	0	0	24	22	21	21	20	19	19
00/11-28-081-11W6/0	1.37	0	14	0	0.08	0	1	0	0.06	0	1	0	187	140	131	124	115	107	102
Total Non-Unit Gas Wells	2.99	0	31	0	0.17	0	2	0	0.13	0	1	0	422	331	315	300	281	264	254
Non-Unit Oil Wells																			
00/15-15-081-11W6/0	0.01	6	0	0	0.00	0	0	0	0.00	0	0	0	3	3	2	2	2	2	2
00/07-22-081-11W6/0	0.03	41	0	0	0.00	2	0	0	0.00	2	0	0	47	41	40	39	37	36	35
00/04-27-081-11W6/0	0.02	20	0	0	0.00	1	0	0	0.00	1	0	0	17	15	15	14	14	13	13
00/08-28-081-11W6/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/16-28-081-11W6/0	0.04	44	0	0	0.00	2	0	0	0.00	2	0	0	50	44	42	41	39	38	37
00/02-01-083-12W6/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	-1	-1	-1	-1	-1	-1	-1
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-85	-73	-70	-68	-64	-61	-59
Total Non-Unit Oil Wells	0.09	113	1	0	0.01	6	0	0	0.00	6	0	0	32	29	29	29	28	27	27
Unit Wells																			
Bonanza Boundary A Pool Unit No. 1	0.68	1130	9	0	0.06	101	1	0	0.04	96	1	0	1745	1367	1298	1236	1155	1085	1044
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-459	-315	-291	-269	-242	-220	-207
Total Unit Wells	0.68	1130	9	0	0.06	101	1	0	0.04	96	1	0	1286	1052	1007	967	913	866	837
Total Bonanza Unit & Non-Unit	3.77	1244	41	0	0.24	107	3	0	0.18	102	2	0	1739	1413	1351	1296	1222	1157	1119

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Company Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Net Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
Brooks (Divest Entities)																			
Brooks Divest																			
100%WI, 2cFH -MRA,MHA&C	0.63	0	0	0	0.63	0	0	0	0.56	0	0	0	1290	788	717	657	585	529	497
100%WI, 2cFH -VIK&BSL COL	0.06	0	0	0	0.06	0	0	0	0.06	0	0	0	129	95	89	84	77	71	68
Total Brooks Divest	0.69	0	0	0	0.69	0	0	0	0.62	0	0	0	1419	883	806	741	662	600	565
Brooks Town																			
100%WI, 2cFH -MRA	0.04	0	0	0	0.04	0	0	0	0.03	0	0	0	96	82	80	77	74	70	68
50%WI, Crown -MRA,MHA	0.39	0	0	0	0.19	0	0	0	0.16	0	0	0	644	335	297	268	233	207	193
Total Brooks Town	0.42	0	0	0	0.23	0	0	0	0.19	0	0	0	740	417	377	345	307	277	261
Total Brooks (Divest Entities)	1.12	0	0	0	0.92	0	0	0	0.82	0	0	0	2159	1300	1182	1086	969	877	826
Buick Creek																			
BUICK																			
00/B-044-I/094-A-11/DUNL	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Total BUICK	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
BUICK+																			
00/07-31-088-19W6/0	1.36	0	32	0	0.27	0	6	0	0.21	0	5	0	852	641	605	573	531	496	476
00/05-36-088-19W6/0	0.35	0	8	0	0.18	0	4	0	0.14	0	3	0	373	292	277	264	246	231	222
00/08-36-088-20W6/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/C-036-I/094-A-11/0	0.48	0	11	0	0.12	0	3	0	0.09	0	2	0	290	222	210	199	185	172	165
00/D-046-I/094-A-11/0	0.07	19	2	0	0.02	5	0	0	0.01	4	0	0	105	93	90	88	84	81	79
00/C-047-I/094-A-11/0	0.43	100	10	0	0.10	24	2	0	0.09	21	2	0	897	727	695	666	627	594	574
00/A-065-I/094-A-11/0	0.89	0	21	0	0.04	0	1	0	0.03	0	1	0	101	69	64	60	55	50	48
Total BUICK+	3.58	118	83	0	0.72	29	17	0	0.58	25	13	0	2618	2045	1941	1849	1728	1625	1563

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Gross Lease Reserves Oil Mbbl	Gross Lease Reserves NGL Mbbl	Gross Lease Reserves Sulphur Mlt	Company Interest Reserves Gas Bcf	Company Interest Reserves Oil Mbbl	Company Interest Reserves NGL Mbbl	Company Interest Reserves Sulphur Mlt	Net Interest Reserves Gas Bcf	Net Interest Reserves Oil Mbbl	Net Interest Reserves NGL Mbbl	Net Interest Reserves Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
BUICK25+ (Divest)																			
00/C-094-I/094-A-11/0	2.68	0	62	0	0.67	0	15	0	0.52	0	12	0	2195	1366	1250	1154	1037	944	892
00/C-079-J/094-A-11/0	0.73	0	17	0	0.18	0	4	0	0.14	0	3	0	561	470	453	436	414	395	383
00/D-083-J/094-A-11/2	0.06	0	1	0	0.01	0	0	0	0.01	0	0	0	36	33	33	32	32	31	31
00/D-093-J/094-A-11/0	0.78	0	18	0	0.19	0	5	0	0.15	0	4	0	523	372	347	326	298	275	262
00/A-031-A/094-A-14/0	2.11	0	49	0	0.53	0	12	0	0.41	0	10	0	1656	961	870	795	707	638	600
02/B-046-A/094-A-14/0	0.02	0	0	0	0.00	0	0	0	0.00	0	0	0	15	15	15	15	15	15	14
00/D-071-A/094-A-14/2	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/D-091-C/094-A-14/0	1.43	0	33	0	0.36	0	8	0	0.28	0	7	0	1129	857	810	768	713	667	641
00/C-007-D/094-A-15/0	0.94	0	22	0	0.24	0	5	0	0.17	0	4	0	656	511	485	462	432	406	390
00/C-018-D/094-A-15/0	0.29	0	7	0	0.07	0	2	0	0.06	0	1	0	188	161	155	150	143	137	133
00/C-039-D/094-A-15/0	0.43	0	10	0	0.11	0	3	0	0.08	0	2	0	264	217	208	199	188	178	172
00/C-039-D/094-A-15/BLUE	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/C-079-D/094-A-15/0	0.13	0	3	0	0.03	0	1	0	0.02	0	1	0	98	93	92	91	89	88	87
00/C-080-D/094-A-15/0	0.77	0	18	0	0.19	0	4	0	0.15	0	4	0	512	356	331	309	282	259	247
Total BUICK25+ (Divest)	10.36	0	240	0	2.59	0	60	0	2.02	0	48	0	7833	5414	5048	4738	4350	4033	3852
BUICK33.3+																			
00/C-035-B/094-A-14/2	1.13	0	26	0	0.38	0	9	0	0.29	0	7	0	1230	1024	984	948	899	856	830
02/C-035-B/094-A-14/0	0.81	0	19	0	0.27	0	6	0	0.20	0	5	0	737	585	557	532	498	470	453
00/D-039-B/094-A-14/DUNL	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Total BUICK33.3+	1.93	0	45	0	0.64	0	15	0	0.49	0	12	0	1967	1609	1541	1479	1397	1325	1283
BUICK50+																			
00/11-32-088-19W6/2	0.64	0	15	0	0.32	0	7	0	0.24	0	6	0	827	652	620	591	553	521	501
00/12-34-088-19W6/0	0.65	0	15	0	0.33	0	8	0	0.26	0	6	0	879	668	631	598	555	518	497
00/05-35-088-19W6/0	0.32	0	7	0	0.16	0	4	0	0.12	0	3	0	388	332	321	310	296	284	276
00/A-029-L/094-A-10/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/A-029-L/094-A-10/2	0.34	0	8	0	0.17	0	4	0	0.13	0	3	0	431	360	346	333	316	301	291
00/B-037-L/094-A-10/2	0.42	0	10	0	0.21	0	5	0	0.16	0	4	0	471	364	345	327	304	285	273
00/D-039-L/094-A-10/2	0.49	0	11	0	0.24	0	6	0	0.19	0	4	0	615	477	451	429	399	374	359
00/B-022-I/094-A-11/0	0.66	0	15	0	0.33	0	8	0	0.26	0	6	0	863	636	597	563	519	482	460
00/C-032-I/094-A-11/0	1.72	0	40	0	0.86	0	20	0	0.67	0	16	0	2694	1864	1733	1621	1480	1364	1298

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
00/C-034-I/094-A-11/BLUE	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/D-045-I/094-A-11/0	0.33	0	8	0	0.16	0	4	0	0.13	0	3	0	438	375	363	351	335	321	312
00/B-044-J/094-A-11/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Total BUICK50+	5.56	0	129	0	2.78	0	64	0	2.17	0	51	0	7606	5729	5407	5124	4757	4448	4268
Total Buick Creek	21.44	118	496	0	6.74	29	156	0	5.25	25	125	0	20024	14797	13937	13189	12232	11431	10966
Cessford Unit & Non-Unit																			
00/14-18-025-11W4/0	1.25	0	0	0	0.31	0	0	0	0.24	0	0	0	1094	659	602	555	499	455	431
00/06-19-025-11W4/0	0.00	7	0	0	0.00	2	0	0	0.00	2	0	0	50	47	47	46	45	44	44
Basal Colorado Gas	20.36	0	0	0	0.59	0	0	0	0.49	0	0	0	2490	994	864	766	658	580	538
Cessford Mannville C West	0.39	0	0	0	0.01	0	0	0	0.01	0	0	0	43	24	22	20	17	15	14
Cessford Unit 1 Oil Wells	0.23	0	0	0	0.01	0	0	0	0.01	0	0	0	24	21	20	19	18	18	17
Cessford Unit No. 2	0.90	0	0	0	0.03	0	0	0	0.02	0	0	0	98	61	56	52	46	42	40
Mannville Gas	9.28	0	0	0	0.27	0	0	0	0.23	0	0	0	1014	670	618	574	520	476	451
Viking Gas	1.69	0	0	0	0.05	0	0	0	0.04	0	0	0	151	113	107	101	94	89	85
Total Cessford Unit & Non-Unit	34.09	7	0	0	1.27	2	0	0	1.04	2	0	0	4962	2589	2335	2134	1899	1719	1621
Craigend																			
00/13-18-063-11W4/0	0.01	0	0	0	0.00	0	0	0	0.00	0	0	0	3	3	3	3	3	3	3
00/02-19-063-11W4/2	0.17	0	0	0	0.06	0	0	0	0.05	0	0	0	170	122	113	106	97	89	85
00/06-26-063-11W4/0	0.17	0	0	0	0.07	0	0	0	0.06	0	0	0	211	157	147	139	128	119	113
00/11-28-063-11W4/0	0.02	0	0	0	0.01	0	0	0	0.01	0	0	0	26	24	24	24	23	23	23
00/11-28-063-11W4/3	0.01	0	0	0	0.00	0	0	0	0.00	0	0	0	16	15	15	15	15	15	15
00/10-36-063-11W4/0	0.02	0	0	0	0.00	0	0	0	0.00	0	0	0	12	12	11	11	11	11	11
00/05-13-063-12W4/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/12-27-063-12W4/0	0.72	0	0	0	0.37	0	0	0	0.30	0	0	0	1210	873	816	765	700	645	614
00/12-27-063-12W4/2	0.01	0	0	0	0.01	0	0	0	0.01	0	0	0	21	20	20	20	20	19	19
00/11-29-063-12W4/0	0.53	0	0	0	0.13	0	0	0	0.10	0	0	0	425	346	331	316	297	280	269
00/11-29-063-12W4/G	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/04-34-063-12W4/2	0.23	0	0	0	0.01	0	0	0	0.01	0	0	0	61	47	45	42	39	37	35
00/01-36-063-12W4/2	0.12	0	0	0	0.05	0	0	0	0.04	0	0	0	129	90	83	77	70	64	61

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
00/10-26-063-13W4/0	0.07	0	0	0	0.07	0	0	0	0.06	0	0	0	209	187	182	177	171	165	162
00/10-26-063-13W4/V	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/06-06-064-10W4/2	0.09	0	0	0	0.03	0	0	0	0.03	0	0	0	77	62	59	56	53	50	48
00/11-18-064-10W4/0	0.13	0	0	0	0.03	0	0	0	0.03	0	0	0	102	90	88	86	82	80	78
00/05-03-064-11W4/0	0.01	0	0	0	0.00	0	0	0	0.00	0	0	0	15	15	15	15	15	15	15
00/05-03-064-11W4/V	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/03-05-064-11W4/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/05-10-064-11W4/0	0.01	0	0	0	0.00	0	0	0	0.00	0	0	0	13	12	12	12	12	12	12
00/09-19-064-11W4/0	0.03	0	0	0	0.01	0	0	0	0.01	0	0	0	44	41	41	40	40	39	39
00/10-27-064-11W4/2	0.54	0	0	0	0.27	0	0	0	0.23	0	0	0	898	658	617	580	533	493	470
00/11-30-064-11W4/0	0.58	0	0	0	0.29	0	0	0	0.24	0	0	0	973	682	633	590	536	491	465
00/12-31-064-11W4/0	0.93	0	0	0	0.47	0	0	0	0.36	0	0	0	1497	1119	1053	994	918	853	816
00/13-02-064-12W4/0	0.39	0	0	0	0.05	0	0	0	0.05	0	0	0	213	164	155	148	138	129	124
00/13-04-064-12W4/3	0.04	0	0	0	0.04	0	0	0	0.04	0	0	0	116	105	102	100	97	94	92
00/13-04-064-12W4/4	0.15	0	0	0	0.15	0	0	0	0.14	0	0	0	408	288	267	250	227	208	197
00/16-05-064-12W4/0	0.14	0	0	0	0.02	0	0	0	0.02	0	0	0	76	67	65	63	60	58	56
00/15-11-064-12W4/0	0.07	0	0	0	0.01	0	0	0	0.01	0	0	0	37	33	33	32	31	30	29
00/06-14-064-12W4/2	0.40	0	0	0	0.40	0	0	0	0.35	0	0	0	1317	993	935	885	819	762	730
00/14-16-064-12W4/2	0.24	0	0	0	0.03	0	0	0	0.03	0	0	0	132	109	105	101	95	91	88
00/14-16-064-12W4/3	0.39	0	0	0	0.05	0	0	0	0.05	0	0	0	210	176	169	163	155	148	144
00/11-18-064-12W4/2	0.15	0	0	0	0.07	0	0	0	0.07	0	0	0	218	176	168	160	151	142	137
00/10-23-064-12W4/0	1.56	0	0	0	0.78	0	0	0	0.57	0	0	0	2448	1748	1629	1525	1391	1280	1216
00/12-27-064-12W4/0	0.10	0	0	0	0.05	0	0	0	0.05	0	0	0	147	127	123	119	114	109	106
00/14-33-064-12W4/0	0.07	0	0	0	0.04	0	0	0	0.03	0	0	0	118	108	105	103	100	97	96
00/14-33-064-12W4/C	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/11-13-064-13W4/2	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/02-14-064-13W4/(0&2)	0.87	0	0	0	0.10	0	0	0	0.10	0	0	0	467	344	323	304	280	260	248
00/07-23-064-13W4/0	0.12	0	0	0	0.12	0	0	0	0.11	0	0	0	339	279	267	256	242	229	221
00/16-04-065-12W4/0	0.11	0	0	0	0.01	0	0	0	0.01	0	0	0	32	28	27	27	26	25	24
00/16-04-065-12W4/2	0.04	0	0	0	0.00	0	0	0	0.00	0	0	0	10	9	9	9	9	8	8
00/01-24-065-12W4/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
00/03-28-065-12W4/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-4018	-2753	-2542	-2359	-2126	-1934	-1824
Total Craigend	9.25	0	0	0	3.81	0	0	0	3.18	0	0	0	8384	6578	6249	5956	5571	5240	5044

Cyn-Pem Cardium D Unit No. 1

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
00/10-22-051-10W5/0	0.04	209	2	0	0.00	1	0	0	0.00	1	0	0	39	26	24	22	20	18	17
00/10-30-051-10W5/0	0.06	290	2	0	0.00	2	0	0	0.00	2	0	0	54	35	33	30	27	25	24
00/08-25-051-11W5/0	0.03	145	1	0	0.00	1	0	0	0.00	1	0	0	27	19	17	16	15	14	13
00/10-25-051-11W5/0	0.09	438	4	0	0.00	3	0	0	0.00	2	0	0	80	52	48	45	40	37	35
10-20 INFILL	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
15-36 INFILL	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
East Lobe Other Producers	0.09	420	3	0	0.00	3	0	0	0.00	3	0	0	77	52	48	45	41	37	35
West Lobe Other Producers	0.19	911	8	0	0.00	6	0	0	0.00	6	0	0	167	115	107	100	91	84	79
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-134	-77	-69	-62	-55	-48	-45
Total Cyn-Pem Cardium D Unit No. 1	0.50	2413	20	0	0.00	17	0	0	0.00	15	0	0	311	222	207	195	179	166	158
Cyn-Pem Non-Unit																			
02/06-16-050-11W5/0	0.64	0	33	0	0.05	0	3	0	0.04	0	2	0	227	168	158	149	137	127	122
00/04-27-050-11W5/2	0.01	0	1	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	2	2	2
02/10-29-050-11W5/0	0.99	0	50	0	0.04	0	2	0	0.03	0	1	0	176	126	118	111	101	94	89
00/12-29-050-11W5/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	2	2	2
02/09-31-050-11W5/0	0.67	0	34	0	0.20	0	10	0	0.17	0	7	0	866	647	609	575	532	495	474
00/16-31-050-11W5/0	0.00	8	0	0	0.00	2	0	0	0.00	2	0	0	34	31	31	30	30	29	28
00/08-32-050-11W5/0	1.06	0	54	0	0.09	0	5	0	0.07	0	3	0	382	265	246	229	208	191	181
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-459	-298	-272	-250	-223	-200	-188
Total Cyn-Pem Non-Unit	3.38	9	172	0	0.39	3	20	0	0.31	3	14	0	1230	943	892	847	789	739	710
Dalesboro																			
11/11-09-006-03W2/0	0.00	18	0	0	0.00	2	0	0	0.00	2	0	0	25	22	21	20	19	18	18
01/01-13-006-04W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
91/02-13-006-04W2/0	0.00	7	0	0	0.00	7	0	0	0.00	6	0	0	47	43	41	41	39	38	37
01/08-13-006-04W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
11/09-13-006-04W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Total Dalesboro	0.00	24	0	0	0.00	9	0	0	0.00	7	0	0	73	64	62	61	58	56	55
Enchant (Divest Entities)																			
00/02-17-013-15W4/0	0.01	18	0	0	0.00	8	0	0	0.00	8	0	0	98	87	84	82	79	76	74

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
00/03-17-013-15W4/0	0.00	10	0	0	0.00	5	0	0	0.00	4	0	0	46	42	41	41	39	38	38
00/04-17-013-15W4/0	0.00	11	0	0	0.00	5	0	0	0.00	5	0	0	55	50	49	48	46	45	44
02/07-17-013-15W4/0	0.00	3	0	0	0.00	1	0	0	0.00	1	0	0	9	9	9	9	9	9	9
Total Enchant (Divest Entities)	0.01	41	1	0	0.01	19	0	0	0.00	18	0	0	209	188	184	179	174	168	165
Eyremore																			
02/09-16-018-18W4/0	0.07	0	0	0	0.01	0	0	0	0.01	0	0	0	37	28	27	26	24	22	21
00/14-17-018-18W4/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
00/08-21-018-18W4/2	0.11	0	0	0	0.01	0	0	0	0.01	0	0	0	58	44	42	40	37	35	33
Total Eyremore	0.18	0	0	0	0.02	0	0	0	0.02	0	0	0	96	74	70	66	62	58	56
Garrington Cardium Unit No. 3																			
GCU#3	0.36	154	13	0	0.04	15	1	0	0.02	13	1	0	182	141	134	127	118	110	106
Total Garrington Cardium Unit No. 3	0.36	154	13	0	0.04	15	1	0	0.02	13	1	0	182	141	134	127	118	110	106
Goose River Unit No. 1																			
BEFORE INJECTION CORRECTION	3.14	2149	1309	0	0.10	70	43	0	0.07	62	30	0	1257	1075	1042	1013	974	940	919
FUTURE INJECTION CORRECT	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Total Goose River Unit No. 1	3.14	2149	1309	0	0.10	70	43	0	0.07	62	30	0	1257	1075	1042	1013	974	940	919
Granada																			
00/11-01-053-11W5/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/16-03-053-11W5/0	0.35	0	11	0	0.02	0	1	0	0.02	0	0	0	84	66	63	60	56	53	51
Total Granada	0.35	0	11	0	0.02	0	1	0	0.02	0	0	0	84	66	63	60	56	53	51
Grand Forks																			
00/10-16-013-13W4/0	0.00	19	0	0	0.00	9	0	0	0.00	9	0	0	84	76	74	72	70	68	66
SAWTOOTH QQQ	0.00	71	0	0	0.00	21	0	0	0.00	21	0	0	198	179	175	171	165	160	157

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Total Grand Forks	0.00	90	0	0	0.00	31	0	0	0.00	29	0	0	283	254	248	243	235	228	223
Harmattan East Unit No. 1																			
Harmattan East Unit No.1-Gas																			
Gas Unit	46.23	0	4143	0	0.12	0	11	0	0.09	0	7	0	615	398	366	339	305	279	264
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-164	-89	-79	-70	-61	-54	-50
Total Harmattan East Unit No.1-Gas	46.23	0	4143	0	0.12	0	11	0	0.09	0	7	0	451	309	287	268	244	225	214
Harmattan East Unit No.1-Oil																			
00/07-33-031-03W5/0	0.00	7	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/03-07-032-03W5/0	0.00	19	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
00/13-18-032-03W5/0	0.00	94	0	0	0.00	0	0	0	0.00	0	0	0	5	3	3	3	3	3	2
00/03-35-032-04W5/0	0.00	6	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
High Water-Cut Wells	0.00	1661	0	0	0.00	4	0	0	0.00	3	0	0	87	59	55	51	46	42	39
Oil Unit Gas Reserves	6.34	0	568	0	0.02	0	1	0	0.01	0	1	0	81	58	54	50	46	42	40
South Horizontal Wells	0.00	148	0	0	0.00	0	0	0	0.00	0	0	0	7	6	5	5	5	4	4
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-134	-89	-82	-75	-67	-60	-57
Total Harmattan East Unit No.1-Oil	6.34	1934	568	0	0.02	5	1	0	0.01	4	1	0	47	38	36	35	33	32	31
Total Harmattan East Unit No. 1	52.58	1934	4711	0	0.13	5	12	0	0.10	4	8	0	498	347	323	303	278	257	245
Harmattan East Viking Unit No. 1																			
2004 Infill Wells	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
2005 Infill Wells	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Total Unit	0.33	1661	29	0	0.00	18	0	0	0.00	15	0	0	291	189	175	163	148	136	129
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-40	-17	-15	-13	-11	-9	-9
Total Harmattan East Viking Unit No. 1	0.33	1661	29	0	0.00	18	0	0	0.00	15	0	0	251	172	160	150	137	127	121
Harmattan Elkton Unit No. 1																			

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Harmattan Elkton Unit No. 1- Gas																			
Harmattan Elkton Unit No.1-Gas	60.39	0	2656	0	0.74	0	33	0	0.61	0	27	0	4043	2948	2764	2603	2398	2227	2128
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-499	-326	-299	-275	-246	-222	-209
Total Harmattan Elkton Unit No. 1- Gas	60.39	0	2656	0	0.74	0	33	0	0.61	0	27	0	3544	2622	2465	2328	2152	2005	1919
Harmattan Elkton Unit No.1-Oil																			
2002 Reactivated Oil	0.00	32	0	0	0.00	0	0	0	0.00	0	0	0	6	5	5	5	5	5	5
High Water Cut >50%	0.00	728	0	0	0.00	7	0	0	0.00	6	0	0	173	131	124	117	108	101	96
High Water Cut>90%	0.00	835	0	0	0.00	8	0	0	0.00	7	0	0	178	133	125	117	108	100	95
Low Water Cut <10%	0.00	616	0	0	0.00	6	0	0	0.00	5	0	0	148	114	108	103	96	89	86
Oil Unit Gas Reserves	6.51	0	180	0	0.06	0	2	0	0.05	0	1	0	342	260	246	234	217	203	195
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-110	-74	-68	-63	-57	-51	-48
Total Harmattan Elkton Unit No.1-Oil	6.51	2212	180	0	0.06	21	2	0	0.05	19	1	0	737	570	539	513	477	447	429
Total Harmattan Elkton Unit No. 1	66.90	2212	2836	0	0.80	21	34	0	0.66	19	28	0	4281	3191	3004	2840	2629	2452	2348
Hays Unit & Non-Unit																			
02/10-28-013-14W4/0	0.00	10	0	0	0.00	10	0	0	0.00	9	0	0	66	60	59	58	57	55	54
HAYS LOWER MANNVILLE M UNIT NO. 1	0.04	138	2	0	0.00	18	0	0	0.00	16	0	0	115	97	94	91	86	83	80
Total Hays Unit & Non-Unit	0.04	148	2	0	0.01	28	0	0	0.00	25	0	0	180	157	153	149	143	138	135
Holmberg Mannville Gas Unit																			
00/02-22-043-16W4/3	0.23	0	0	0	0.02	0	0	0	0.02	0	0	0	133	127	125	124	122	120	119
00/14-28-043-16W4/2	0.10	0	0	0	0.01	0	0	0	0.01	0	0	0	56	53	52	51	50	49	49
00/01-22-044-17W4/3	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/08-12-045-18W4/3	0.04	0	0	0	0.00	0	0	0	0.00	0	0	0	20	19	19	19	19	19	18
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-107	-97	-95	-93	-90	-87	-85
Total Holmberg Mannville Gas Unit	0.37	0	1	0	0.04	0	0	0	0.03	0	0	0	102	102	101	101	101	101	100

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Holmberg Non-Unit (Divest)																			
00/12-16-043-16W4/0	1.39	0	2	0	0.04	0	0	0	0.04	0	0	0	173	121	112	105	96	89	84
00/15-02-044-17W4/2	0.03	0	0	0	0.00	0	0	0	0.00	0	0	0	10	9	9	9	9	9	9
00/07-10-045-17W4/0	0.13	0	0	0	0.00	0	0	0	0.00	0	0	0	16	13	12	12	11	11	10
Total Holmberg Non-Unit (Divest)	1.55	0	3	0	0.04	0	0	0	0.04	0	0	0	198	143	134	126	117	108	104
Inga Units & Non-Unit																			
Inga Non-Unit																			
00/06-15-088-23W6/CPLN	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/05-21-088-23W6/0	0.75	0	13	5	0.22	0	4	1	0.17	0	3	1	707	575	549	526	495	467	450
00/10-21-088-23W6/0	0.40	0	7	3	0.12	0	2	1	0.10	0	2	1	274	201	189	177	162	150	143
00/04-28-088-23W6/0	0.94	0	17	6	0.28	0	5	2	0.22	0	4	2	875	661	622	588	544	506	483
00/A-047-B/094-A-13/2	1.26	0	22	8	0.63	0	11	4	0.49	0	9	3	2061	1546	1454	1373	1266	1176	1123
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-2800	-1972	-1827	-1700	-1537	-1400	-1321
Total Inga Non-Unit	3.36	0	59	22	1.26	0	22	8	0.98	0	18	7	1117	1012	987	964	930	899	879
Inga North Unit No. 1																			
Inga North U No. 1	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Total Inga North Unit No. 1	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Inga Unit No. 3																			
Inga U No. 3	7.28	0	177	0	1.44	0	35	0	1.13	0	28	0	5377	3874	3621	3402	3122	2888	2754
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-1186	-771	-704	-648	-577	-520	-488
Total Inga Unit No. 3	7.28	0	177	0	1.44	0	35	0	1.13	0	28	0	4191	3103	2917	2754	2544	2368	2266
Total Inga Units & Non-Unit	10.64	0	236	22	2.70	0	57	8	2.11	0	46	7	5308	4115	3904	3717	3474	3266	3144

Instow Unit & Non-Unit (Divest)

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Company Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Net Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
Instow Non-Unit																			
21/01-17-010-18W3/0	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	6	6	6	6	6	6	6
Total Instow Non-Unit	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	6	6	6	6	6	6	6
Total Instow Unit & Non-Unit (Divest)	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	6	6	6	6	6	6	6
Klua																			
00/C-014-F/094-J-09/0	0.65	0	0	0	0.16	0	0	0	0.13	0	0	0	358	332	326	321	313	305	301
00/B-075-F/094-J-09/2	0.78	0	0	0	0.39	0	0	0	0.30	0	0	0	1222	1184	1175	1166	1154	1142	1134
Total Klua	1.43	0	0	0	0.55	0	0	0	0.43	0	0	0	1580	1516	1501	1487	1466	1447	1435
Midale Non-Unit (Divest Entities)																			
93/01-27-006-11W2/0	0.00	19	0	0	0.00	3	0	0	0.00	2	0	0	22	20	20	19	19	18	18
01/05-12-007-11W2/0	0.00	2	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
01/11-12-007-11W2/2	0.00	42	0	0	0.00	3	0	0	0.00	2	0	0	14	11	10	10	9	9	9
Total Midale Non-Unit (Divest Entities)	0.00	63	0	0	0.00	5	0	0	0.00	4	0	0	37	32	31	30	29	28	27
Minnehik-Buck Lake Ostracod Unit No. 2																			
Gas Unit																			
Gas Unit Ostracod A	1.08	0	108	0	0.12	0	12	0	0.10	0	8	0	564	433	409	388	360	336	322
Gas Unit Ostracod B	0.23	0	23	0	0.02	0	2	0	0.02	0	2	0	120	96	92	88	83	78	75
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-222	-152	-140	-129	-115	-104	-98
Total Gas Unit	1.31	0	131	0	0.14	0	14	0	0.12	0	10	0	462	378	362	347	327	310	300
Oil Unit																			
Oil Unit Ostracod A	0.00	19	0	0	0.00	1	0	0	0.00	1	0	0	19	15	14	13	13	12	11
Oil Unit Ostracod B	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	0	0	0

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Company Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Net Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
Total Oil Unit	0.00	20	0	0	0.00	1	0	0	0.00	1	0	0	19	15	15	14	13	12	12
Total Minnehik-Buck Lake Ostracod Unit No. 2	1.31	20	131	0	0.14	1	14	0	0.12	1	10	0	481	393	376	361	340	322	311
MIPA Cardium Oil (Divest Entities)																			
00/12-29-049-07W5/0	0.00	18	0	0	0.00	18	0	0	0.00	17	0	0	159	135	130	126	120	114	111
00/06-30-049-07W5/0	0.00	10	0	0	0.00	10	0	0	0.00	10	0	0	73	65	64	62	60	58	57
Total MIPA Cardium Oil (Divest Entities)	0.01	28	1	0	0.01	28	1	0	0.00	27	0	0	231	200	194	188	180	173	168
Pembina - Minor Entities (Divest Entities)																			
Gas Wells																			
00/04-23-049-11W5/0	1.56	0	41	0	0.01	0	0	0	0.01	0	0	0	47	47	46	46	46	46	45
00/08-32-050-07W5/0	0.13	0	3	0	0.02	0	0	0	0.01	0	0	0	53	48	46	45	44	42	41
00/10-20-050-08W5/0	0.62	0	17	0	0.23	0	6	0	0.19	0	4	0	789	581	545	513	473	438	418
00/14-21-050-08W5/0	1.66	0	44	0	0.62	0	16	0	0.46	0	11	0	2138	1272	1154	1056	940	848	798
00/06-07-051-07W5/0	0.66	0	17	0	0.03	0	1	0	0.02	0	1	0	103	74	69	65	60	55	53
00/07-12-051-08W5/0	0.19	0	5	0	0.02	0	1	0	0.02	0	0	0	78	68	65	63	61	58	57
Lobstick Gas Unit No. 1	10.68	0	283	0	0.50	0	13	0	0.41	0	9	0	1691	1116	1027	951	858	782	739
Total Gas Wells	15.49	0	410	0	1.43	0	38	0	1.12	0	25	0	4900	3205	2953	2741	2480	2269	2151
Oil Wells																			
00/12-27-047-06W5/0	0.02	1	1	0	0.00	0	0	0	0.00	0	0	0	10	9	9	9	8	8	8
00/14-09-049-06W5/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-2	-2	-2	-2	-2	-2	-2
00/08-16-049-06W5/0	0.01	16	0	0	0.00	8	0	0	0.00	8	0	0	58	49	47	45	43	41	40
00/14-16-049-06W5/0	0.01	9	0	0	0.00	4	0	0	0.00	4	0	0	34	31	30	29	28	27	27
00/16-16-049-06W5/0	0.01	39	1	0	0.01	19	0	0	0.00	19	0	0	229	166	156	146	135	125	119
00/06-34-050-10W5/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	1	1	1
Pembina Bear Lake Cardium Unit No. 1	0.32	658	34	0	0.03	51	3	0	0.02	49	2	0	355	280	267	255	239	225	217
Pembina Cardium Unit No. 4	0.31	439	7	0	0.01	20	0	0	0.01	20	0	0	94	65	61	58	53	50	48
Pembina Cardium Unit No. 8	0.07	138	6	0	0.01	14	1	0	0.01	13	0	0	86	76	74	72	69	67	66

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Total Oil Wells	0.75	1302	49	0	0.06	118	4	0	0.04	113	3	0	866	676	643	614	576	544	525
Total Pembina - Minor Entities (Divest Entit	16.24	1302	459	0	1.49	118	42	0	1.17	113	28	0	5765	3881	3596	3355	3056	2813	2676
Pembina F																			
Pembina F Lease Oil WC 0-50%	0.13	290	14	0	0.13	290	14	0	0.08	276	9	0	5742	3712	3400	3135	2808	2546	2399
Pembina F Lease Oil WC 55-80%	0.04	94	4	0	0.04	94	4	0	0.02	89	3	0	2098	1339	1221	1122	999	901	847
Pembina F Lease Oil WC 82-90%	0.02	35	2	0	0.02	35	2	0	0.01	34	1	0	608	491	468	447	419	395	380
Pembina P Lease Oil Producers	0.00	35	0	0	0.00	35	0	0	0.00	34	0	0	799	565	526	492	448	412	392
Project No. 6 Oil Producers	0.03	43	3	0	0.03	43	3	0	0.02	42	2	0	814	643	611	581	542	508	488
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-2763	-1642	-1474	-1334	-1162	-1027	-952
Total Pembina F	0.21	497	23	0	0.21	497	23	0	0.13	475	15	0	7298	5107	4751	4443	4055	3736	3553
Pinto Unit & Non-Unit																			
Pinto Non-Unit																			
31/05-14-001-04W2/0	0.01	5	0	0	0.00	0	0	0	0.00	0	0	0	5	5	5	4	4	4	4
40/07-14-001-04W2/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
21/01-23-001-04W2/0	0.02	29	0	0	0.00	2	0	0	0.00	2	0	0	35	25	23	22	20	19	18
21/05-24-001-04W2/0	0.01	4	0	0	0.00	0	0	0	0.00	0	0	0	3	3	3	3	2	2	2
Total Pinto Non-Unit	0.04	38	0	0	0.00	3	0	0	0.00	3	0	0	44	33	31	30	28	26	25
Pinto Voluntary Unit No. 2																			
01/14-07-001-04W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
41/14-17-001-04W2/0	0.03	6	0	0	0.00	0	0	0	0.00	0	0	0	8	7	7	6	6	6	6
31/04-18-001-04W2/0	0.01	9	0	0	0.00	1	0	0	0.00	1	0	0	11	10	9	9	9	8	8
41/06-18-001-04W2/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
11/12-18-001-04W2/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
01/14-18-001-04W2/0	0.00	2	0	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	2	2	2
01/16-18-001-04W2/0	0.00	2	0	0	0.00	0	0	0	0.00	0	0	0	3	3	3	3	3	3	2
31/04-19-001-04W2/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
21/06-19-001-04W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
01/08-19-001-04W2/0	0.01	3	0	0	0.00	0	0	0	0.00	0	0	0	4	4	4	4	4	3	3
11/12-19-001-04W2/0	0.01	8	0	0	0.00	1	0	0	0.00	1	0	0	10	8	8	7	7	7	6
21/14-19-001-04W2/0	0.00	2	0	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	2	2	2
11/04-20-001-04W2/0	0.02	15	0	0	0.00	1	0	0	0.00	1	0	0	19	15	14	13	12	12	11
31/12-20-001-04W2/0	0.01	9	0	0	0.00	1	0	0	0.00	1	0	0	11	9	8	8	8	7	7
01/14-20-001-04W2/0	0.01	8	0	0	0.00	1	0	0	0.00	1	0	0	10	8	8	7	7	6	6
20/03-28-001-04W2/0	0.00	2	0	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	2	2	2
01/05-28-001-04W2/0	0.01	7	0	0	0.00	1	0	0	0.00	1	0	0	9	7	7	7	7	6	6
41/04-29-001-04W2/0	0.00	2	0	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	2	2	2
01/12-29-001-04W2/0	0.01	22	0	0	0.00	2	0	0	0.00	2	0	0	30	21	20	19	17	16	15
01/08-12-001-05W2/0	0.01	6	0	0	0.00	0	0	0	0.00	0	0	0	7	6	5	5	5	5	5
01/16-12-001-05W2/0	0.00	4	0	0	0.00	0	0	0	0.00	0	0	0	4	4	4	4	4	3	3
41/02-13-001-05W2/0	0.00	3	0	0	0.00	0	0	0	0.00	0	0	0	3	3	3	3	2	2	2
41/04-13-001-05W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
31/06-13-001-05W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
21/08-13-001-05W2/0	0.00	2	0	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	2	2	2
Lower Rate Wells (<2bbl/cd)	0.01	3	0	0	0.00	0	0	0	0.00	0	0	0	3	3	3	3	3	3	3
Total Pinto Voluntary Unit No. 2	0.15	121	0	0	0.01	9	0	0	0.01	9	0	0	147	121	117	112	107	102	99
Total Pinto Unit & Non-Unit	0.18	159	0	0	0.01	12	0	0	0.01	12	0	0	190	155	148	142	134	128	124
Pipestone																			
00/01-29-047-26W4/0	0.04	0	0	0	0.01	0	0	0	0.01	0	0	0	47	45	44	44	43	43	43
00/01-29-047-26W4/2	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Total Pipestone	0.04	0	0	0	0.01	0	0	0	0.01	0	0	0	47	45	44	44	43	43	43
Pouce Coupe South Boundary A Unit																			
Pouce Coupe South Boundary A Unit	0.00	231	0	0	0.00	55	0	0	0.00	46	0	0	594	383	351	324	290	263	248
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-241	-129	-113	-101	-86	-74	-68
Total Pouce Coupe South Boundary A Unit	0.00	231	0	0	0.00	55	0	0	0.00	46	0	0	352	255	238	223	205	189	180

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Pouce Coupe South Boundary B Pool Unit																			
Pouce Coupe South Boundary B Unit	1.99	2407	169	0	0.41	501	35	0	0.29	475	25	0	12160	6886	6204	5651	4995	4488	4210
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-5843	-2643	-2276	-1990	-1666	-1430	-1305
Total Pouce Coupe South Boundary B Pool Unit	1.99	2407	169	0	0.41	501	35	0	0.29	475	25	0	6317	4243	3928	3661	3328	3058	2905
Pouce Coupe South Non-Unit																			
Boundary Gas																			
00/08-08-077-11W6/0	0.95	0	0	0	0.75	0	0	0	0.47	0	0	0	1879	1525	1458	1397	1316	1245	1202
00/06-14-077-11W6/0	1.68	0	0	0	0.00	0	0	0	0.00	0	0	0	15	11	10	10	9	8	8
00/01-16-077-11W6/0	0.56	0	0	0	0.08	0	0	0	0.06	0	0	0	239	196	188	181	170	161	156
02/11-20-077-11W6/0	1.26	0	0	0	0.24	0	0	0	0.18	0	0	0	754	572	540	512	475	444	426
00/08-21-077-11W6/2	0.85	0	0	0	0.14	0	0	0	0.10	0	0	0	402	343	332	321	306	293	285
02/09-22-077-11W6/0	0.19	0	0	0	0.04	0	0	0	0.04	0	0	0	142	127	124	121	117	113	111
02/09-22-077-11W6/2	0.16	0	0	0	0.04	0	0	0	0.03	0	0	0	108	94	91	89	85	82	80
00/04-08-078-12W6/0	0.14	0	0	0	0.02	0	0	0	0.02	0	0	0	85	78	77	76	74	72	71
00/04-08-078-12W6/2	0.28	0	0	0	0.04	0	0	0	0.03	0	0	0	140	123	119	116	112	107	105
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	641	507	483	461	432	407	392
Total Boundary Gas	6.09	0	0	0	1.36	0	0	0	0.94	0	0	0	4403	3578	3423	3283	3096	2933	2836
Boundary Oil																			
X0/06-08-077-11W6/BL	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
02/08-08-077-11W6/0	0.00	22	0	0	0.00	17	0	0	0.00	15	0	0	308	276	270	263	254	246	241
00/14-08-077-11W6/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/04-28-077-11W6/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/08-30-077-11W6/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/14-09-078-12W6/0	0.00	37	0	0	0.00	19	0	0	0.00	18	0	0	276	214	203	193	179	168	161
00/16-09-078-12W6/0	0.00	66	0	0	0.00	33	0	0	0.00	31	0	0	561	391	363	339	309	284	270
00/14-10-078-12W6/0	0.00	14	0	0	0.00	7	0	0	0.00	7	0	0	105	94	92	89	86	83	82
00/16-11-078-12W6/0	0.00	15	0	0	0.00	4	0	0	0.00	4	0	0	60	53	52	50	49	47	46
00/09-21-078-12W6/0	0.04	59	0	0	0.00	5	0	0	0.00	5	0	0	84	54	50	46	41	37	35
00/16-24-078-13W6/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	3	3	3	3	3	3	3
Total Boundary Oil	0.04	214	0	0	0.00	86	0	0	0.00	80	0	0	1397	1085	1031	984	922	869	838

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Total Pouce Coupe South Non-Unit	6.12	214	0	0	1.36	86	0	0	0.94	80	0	0	5800	4663	4454	4266	4018	3802	3674
Progress Non-Unit																			
00/06-31-077-08W6/0	0.37	0	10	0	0.09	0	2	0	0.08	0	2	0	257	215	206	199	189	180	174
00/06-10-077-09W6/0	0.40	0	10	0	0.01	0	0	0	0.01	0	0	0	81	66	63	60	57	54	52
Total Progress Non-Unit	0.77	0	19	0	0.11	0	3	0	0.09	0	2	0	338	281	270	259	246	234	226
Queensdale (Divest)																			
91/02-01-007-01W2/0	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	13	13	13	13	12	12	12
91/08-01-007-01W2/0	0.00	4	0	0	0.00	2	0	0	0.00	2	0	0	25	24	24	23	23	23	22
91/10-01-007-01W2/0	0.00	6	0	0	0.00	3	0	0	0.00	3	0	0	25	23	23	23	22	21	21
Total Queensdale (Divest)	0.01	13	0	0	0.00	6	0	0	0.00	6	0	0	64	60	59	58	57	56	55
Rapdan Unit																			
INFILL WELLS - 1	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
INFILL WELLS - 2	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
POLYMER FLOOD	0.00	532	0	0	0.00	26	0	0	0.00	22	0	0	159	111	103	97	89	82	78
REST OF UNIT - NORTH	0.00	205	0	0	0.00	10	0	0	0.00	10	0	0	38	32	31	30	29	27	27
REST OF UNIT - SOUTH	0.00	649	0	0	0.00	32	0	0	0.00	24	0	0	228	129	117	107	96	87	82
WATERFLOOD 1	0.00	255	0	0	0.00	12	0	0	0.00	11	0	0	67	46	42	39	36	33	31
WATERFLOOD 2	0.00	895	0	0	0.00	44	0	0	0.00	34	0	0	314	142	125	112	98	87	81
Total Rapdan Unit	0.00	2535	0	0	0.00	123	0	0	0.00	100	0	0	806	460	419	386	346	316	299
Ronalane																			
02/10-08-013-12W4/0	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	7	7	7	7	7	7	7
00/16-08-013-12W4/0	0.00	10	0	0	0.00	6	0	0	0.00	6	0	0	40	36	35	34	33	32	31
02/16-08-013-12W4/0	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	12	12	11	11	11	11	11
02/03-16-013-12W4/0	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	7	7	7	7	6	6	6
00/04-16-013-12W4/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/06-16-013-12W4/0	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	4	4	4	4	4	4	4

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Total Ronalane	0.00	19	0	0	0.00	10	0	0	0.00	10	0	0	70	65	64	63	61	60	59
Sinclair																			
00/14-04-072-11W6/(2,3)	1.59	0	11	0	0.80	0	6	0	0.61	0	4	0	3125	2104	1945	1810	1641	1503	1425
00/01-15-072-11W6/0	0.67	0	5	0	0.17	0	1	0	0.14	0	1	0	667	502	473	447	413	385	368
00/06-15-072-11W6/(0,2)	0.77	0	6	0	0.19	0	1	0	0.15	0	1	0	760	582	550	521	484	453	434
00/06-20-072-11W6/0	0.31	0	2	0	0.14	0	1	0	0.12	0	1	0	579	497	480	465	444	424	413
00/08-23-073-13W6/(2,3)	0.48	0	3	0	0.01	0	0	0	0.01	0	0	0	60	47	44	42	39	36	35
Total Sinclair	3.83	0	27	0	1.32	0	9	0	1.03	0	6	0	5192	3731	3492	3285	3021	2802	2676
South Elkton Unit No. 1																			
00/06-02-031-04W5/0	1.40	0	18	0	0.02	0	0	0	0.01	0	0	0	66	53	50	48	45	43	41
0/07-03 Workover	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-10	-7	-6	-6	-5	-4	-4
Total South Elkton Unit No. 1	1.40	0	18	0	0.02	0	0	0	0.01	0	0	0	56	46	44	43	40	38	37
Wembley Prospect (Divest Entities)																			
Wembley Gas																			
00/14-28-073-06W6/0	0.38	0	14	0	0.19	0	7	0	0.15	0	5	0	646	556	538	521	497	477	464
00/14-28-073-06W6/2	0.10	0	4	0	0.05	0	2	0	0.04	0	1	0	158	147	144	142	139	135	133
00/12-33-073-06W6/0	0.35	0	14	0	0.18	0	7	0	0.14	0	5	0	678	606	591	576	556	538	526
Total Wembley Gas	0.82	0	32	0	0.41	0	16	0	0.33	0	11	0	1482	1309	1273	1239	1192	1150	1123
Wembley Oil																			
00/08-08-072-07W6/0	0.04	7	1	0	0.02	3	0	0	0.01	3	0	0	64	59	58	57	56	54	53
00/16-08-072-07W6/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	4	4	4	4	4	4	4
00/14-09-072-07W6/0	0.07	21	1	0	0.06	16	1	0	0.04	14	1	0	418	380	372	364	353	343	337
00/16-09-072-07W6/0	0.02	7	0	0	0.02	5	0	0	0.01	5	0	0	82	76	75	74	72	70	69
00/14-10-072-07W6/0	0.03	9	1	0	0.01	2	0	0	0.00	2	0	0	29	27	26	26	25	24	24

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Total Wembley Oil	0.17	44	3	0	0.10	27	2	0	0.07	25	1	0	598	546	535	524	509	495	487
Total Wembley Prospect (Divest Entities)	1.00	44	35	0	0.51	27	18	0	0.40	25	12	0	2080	1855	1807	1763	1701	1645	1610
Divestiture Package	259.42	20286	11024	22	26.90	1947	517	8	21.08	1800	382	7	99193	73381	69255	65678	61118	57308	55097

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Company: **ARC RESOURCES LTD.**
Property: **Corporate**

Reserve Class: **Proved**
Development Class: **Total**
Pricing: ***GLJ (2003-04) Full Year***
Effective Date: **January 01, 2003**
LOOK AHEAD ANALYSIS at July 1, 2003

	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
Entity Description	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Arcola																			
41/01-34-008-03W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
09-34-008-03W2 HZ	0.01	40	0	0	0.00	13	0	0	0.00	10	0	0	128	111	108	104	100	96	94
41/10-34-008-03W2/0	0.00	10	0	0	0.00	3	0	0	0.00	3	0	0	28	25	25	24	23	23	22
91/10-34-008-03W2/0	0.01	38	0	0	0.00	13	0	0	0.00	10	0	0	134	107	102	97	91	86	83
11/11-34-008-03W2/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
21/16-34-008-03W2/0	0.00	6	0	0	0.00	2	0	0	0.00	2	0	0	10	9	9	9	9	8	8
01/12-35-008-03W2/0	0.00	7	0	0	0.00	2	0	0	0.00	2	0	0	25	23	23	22	22	21	21
31/13-35-008-03W2/0	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	3	3	3	3	3	3	3
91/13-35-008-03W2/0	0.01	12	0	0	0.00	4	0	0	0.00	3	0	0	30	27	26	25	25	24	23
01/08-02-009-03W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
41/03-03-009-03W2/0	0.00	4	0	0	0.00	1	0	0	0.00	1	0	0	4	4	4	4	4	4	4
91/04-03-009-03W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Total Arcola	0.04	120	0	0	0.01	38	0	0	0.01	31	0	0	363	310	300	290	278	266	259
BC Minor - DLS (Buick Ck/Rigel)																			
00/10-33-087-17W6/(0,2)	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/06-23-088-16W6/0	0.98	0	15	0	0.12	0	2	0	0.09	0	1	0	227	173	164	155	144	135	130
Total BC Minor - DLS (Buick Ck/Rigel)	0.98	0	15	0	0.12	0	2	0	0.09	0	1	0	227	173	164	155	144	135	130
BC Minor - Prophet (Divest)																			
00/C-020-K/094-J-02/0	2.69	0	0	0	1.35	0	0	0	0.98	0	0	0	2868	2672	2628	2587	2528	2472	2437
Total BC Minor - Prophet (Divest)	2.69	0	0	0	1.35	0	0	0	0.98	0	0	0	2868	2672	2628	2587	2528	2472	2437
BC Minor - Yoyo																			
00/A-047-L/094-I-14/0	1.13	0	0	0	0.28	0	0	0	0.22	0	0	0	912	798	775	752	721	693	676
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-124	-103	-99	-95	-90	-85	-82
Total BC Minor - Yoyo	1.13	0	0	0	0.28	0	0	0	0.22	0	0	0	789	695	676	657	632	609	594
Berrymoor/Lindale NU (Divest)																			

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Company Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Net Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
Modeste Creek/Berrymoor (Divest)																			
00/11-07-049-05W5/0	0.13	0	4	0	0.03	0	1	0	0.02	0	1	0	101	94	93	91	89	87	86
00/07-18-049-05W5/0	0.18	0	5	0	0.02	0	1	0	0.01	0	0	0	66	61	60	59	58	56	56
00/07-12-049-06W5/0	0.11	0	3	0	0.02	0	1	0	0.02	0	0	0	84	79	78	77	75	73	72
00/04-13-049-06W5/0	0.15	0	5	0	0.07	0	2	0	0.06	0	2	0	225	190	182	175	165	157	151
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-142	-122	-118	-114	-108	-103	-100
Total Modeste Creek/Berrymoor (Divest)	0.58	0	17	0	0.14	0	4	0	0.11	0	3	0	335	302	295	289	279	271	265
Total Berrymoor/Lindale NU (Divest)	0.58	0	17	0	0.14	0	4	0	0.11	0	3	0	335	302	295	289	279	271	265
Bigoray Unit No. 1 & Non-Unit																			
Bigoray Non-Unit																			
00/09-28-051-08W5/0	0.14	0	3	0	0.03	0	1	0	0.03	0	1	0	113	105	103	102	99	97	96
00/07-32-052-08W5/2	1.31	0	31	0	0.36	0	9	0	0.26	0	6	0	1247	1062	1026	992	947	906	882
Total Bigoray Non-Unit	1.44	0	35	0	0.39	0	9	0	0.29	0	6	0	1360	1167	1129	1094	1046	1003	977
Bigoray Unit No. 1																			
00/10-30-050-07W5/2	0.29	0	7	0	0.05	0	1	0	0.04	0	1	0	136	115	111	107	102	98	95
00/11-35-050-08W5	1.15	0	28	0	0.13	0	3	0	0.10	0	2	0	389	229	207	189	168	151	141
00/10-16-051-08W5/0	0.37	146	9	0	0.06	23	1	0	0.04	21	1	0	478	256	228	206	181	161	151
00/08-18-051-08W5/0	1.11	0	27	0	0.17	0	4	0	0.14	0	3	0	546	323	293	268	239	216	203
00/10-18-051-08W5/0	0.07	0	2	0	0.01	0	0	0	0.01	0	0	0	32	30	29	29	28	27	27
00/06-21-051-08W5/0	0.11	26	3	0	0.02	4	0	0	0.01	4	0	0	79	66	64	61	58	55	54
02/08-22-051-08W5/0	0.36	0	9	0	0.06	0	1	0	0.05	0	1	0	168	138	133	127	121	115	111
00/06-28-051-08W5/2	0.55	257	13	0	0.08	40	2	0	0.05	32	1	0	838	492	445	408	362	327	308
00/10-32-051-08W5/3	0.42	0	10	0	0.07	0	2	0	0.05	0	1	0	198	158	151	144	135	127	122
00/06-33-051-08W5/2	2.27	0	54	0	0.35	0	8	0	0.26	0	6	0	1202	702	637	584	521	472	445
00/04-07-052-08W5/2	0.04	0	1	0	0.01	0	0	0	0.01	0	0	0	16	15	15	14	14	14	14
00/14-17-052-08W5/2	1.52	0	37	0	0.24	0	6	0	0.17	0	4	0	786	586	551	521	482	450	431
00/06-29-052-08W5/0	0.23	0	5	0	0.04	0	1	0	0.03	0	1	0	84	67	64	61	57	54	52
Oil Infills	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Gross Lease Reserves Oil Mbbl	Gross Lease Reserves NGL Mbbl	Gross Lease Reserves Sulphur Mlt	Company Interest Reserves Gas Bcf	Company Interest Reserves Oil Mbbl	Company Interest Reserves NGL Mbbl	Company Interest Reserves Sulphur Mlt	Net Interest Reserves Gas Bcf	Net Interest Reserves Oil Mbbl	Net Interest Reserves NGL Mbbl	Net Interest Reserves Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	22	123	127	128	126	123	120
Total Bigoray Unit No. 1	8.49	428	204	0	1.27	67	30	0	0.97	56	21	0	4974	3301	3056	2850	2595	2389	2272
Total Bigoray Unit No. 1 & Non-Unit	9.94	428	239	0	1.66	67	40	0	1.25	56	27	0	6333	4468	4185	3944	3641	3392	3250
Bonanza Unit & Non-Unit																			
Non-Unit Gas Wells																			
00/10-21-081-11W6/0	0.52	0	5	0	0.03	0	0	0	0.03	0	0	0	80	68	65	63	60	57	55
02/11-22-081-11W6/0	0.94	0	10	0	0.05	0	1	0	0.04	0	0	0	131	102	97	92	86	81	78
00/07-27-081-11W6/0	0.17	0	2	0	0.01	0	0	0	0.01	0	0	0	24	22	21	21	20	19	19
00/11-28-081-11W6/0	1.37	0	14	0	0.08	0	1	0	0.06	0	1	0	187	140	131	124	115	107	102
Total Non-Unit Gas Wells	2.99	0	31	0	0.17	0	2	0	0.13	0	1	0	422	331	315	300	281	264	254
Non-Unit Oil Wells																			
00/15-15-081-11W6/0	0.01	6	0	0	0.00	0	0	0	0.00	0	0	0	3	3	2	2	2	2	2
00/07-22-081-11W6/0	0.03	41	0	0	0.00	2	0	0	0.00	2	0	0	47	41	40	39	37	36	35
00/04-27-081-11W6/0	0.02	20	0	0	0.00	1	0	0	0.00	1	0	0	17	15	15	14	14	13	13
00/08-28-081-11W6/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/16-28-081-11W6/0	0.04	44	0	0	0.00	2	0	0	0.00	2	0	0	50	44	42	41	39	38	37
00/02-01-083-12W6/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	-1	-1	-1	-1	-1	-1	-1
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-85	-73	-70	-68	-64	-61	-59
Total Non-Unit Oil Wells	0.09	113	1	0	0.01	6	0	0	0.00	6	0	0	32	29	29	29	28	27	27
Unit Wells																			
Bonanza Boundary A Pool Unit No. 1	0.68	1130	9	0	0.06	101	1	0	0.04	96	1	0	1745	1367	1298	1236	1155	1085	1044
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-459	-315	-291	-269	-242	-220	-207
Total Unit Wells	0.68	1130	9	0	0.06	101	1	0	0.04	96	1	0	1286	1052	1007	967	913	866	837
Total Bonanza Unit & Non-Unit	3.77	1244	41	0	0.24	107	3	0	0.18	102	2	0	1739	1413	1351	1296	1222	1157	1119

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
Entity Description	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Brooks (Divest Entities)																			
Brooks Divest																			
100%WI, 2cFH -MRA,MHA&C	0.63	0	0	0	0.63	0	0	0	0.56	0	0	0	1290	788	717	657	585	529	497
100%WI, 2cFH -VIK&BSL COL	0.06	0	0	0	0.06	0	0	0	0.06	0	0	0	129	95	89	84	77	71	68
Total Brooks Divest	0.69	0	0	0	0.69	0	0	0	0.62	0	0	0	1419	883	806	741	662	600	565
Brooks Town																			
100%WI, 2cFH -MRA	0.04	0	0	0	0.04	0	0	0	0.03	0	0	0	96	82	80	77	74	70	68
50%WI, Crown -MRA,MHA	0.39	0	0	0	0.19	0	0	0	0.16	0	0	0	644	335	297	268	233	207	193
Total Brooks Town	0.42	0	0	0	0.23	0	0	0	0.19	0	0	0	740	417	377	345	307	277	261
Total Brooks (Divest Entities)	1.12	0	0	0	0.92	0	0	0	0.82	0	0	0	2159	1300	1182	1086	969	877	826
Buick Creek																			
BUICK																			
00/B-044-I/094-A-11/DUNL	0.34	0	8	0	0.17	0	4	0	0.13	0	3	0	424	368	357	346	331	318	310
Total BUICK	0.34	0	8	0	0.17	0	4	0	0.13	0	3	0	424	368	357	346	331	318	310
BUICK+																			
00/07-31-088-19W6/0	1.36	0	32	0	0.27	0	6	0	0.21	0	5	0	852	641	605	573	531	496	476
00/05-36-088-19W6/0	0.35	0	8	0	0.18	0	4	0	0.14	0	3	0	373	292	277	264	246	231	222
00/08-36-088-20W6/0	0.49	0	11	0	0.21	0	5	0	0.15	0	4	0	425	336	318	303	281	262	251
00/C-036-I/094-A-11/0	0.48	0	11	0	0.12	0	3	0	0.09	0	2	0	290	222	210	199	185	172	165
00/D-046-I/094-A-11/0	0.07	19	2	0	0.02	5	0	0	0.01	4	0	0	105	93	90	88	84	81	79
00/C-047-I/094-A-11/0	0.43	100	10	0	0.10	24	2	0	0.09	21	2	0	897	727	695	666	627	594	574
00/A-065-I/094-A-11/0	0.89	0	21	0	0.04	0	1	0	0.03	0	1	0	101	69	64	60	55	50	48
Total BUICK+	4.07	118	94	0	0.93	29	22	0	0.73	25	17	0	3043	2380	2260	2152	2009	1887	1814

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
BUICK25+ (Divest)																			
00/C-094-I/094-A-11/0	2.68	0	62	0	0.67	0	15	0	0.52	0	12	0	2195	1366	1250	1154	1037	944	892
00/C-079-J/094-A-11/0	0.73	0	17	0	0.18	0	4	0	0.14	0	3	0	561	470	453	436	414	395	383
00/D-083-J/094-A-11/2	0.06	0	1	0	0.01	0	0	0	0.01	0	0	0	36	33	33	32	32	31	31
00/D-093-J/094-A-11/0	0.78	0	18	0	0.19	0	5	0	0.15	0	4	0	523	372	347	326	298	275	262
00/A-031-A/094-A-14/0	2.11	0	49	0	0.53	0	12	0	0.41	0	10	0	1656	961	870	795	707	638	600
02/B-046-A/094-A-14/0	0.02	0	0	0	0.00	0	0	0	0.00	0	0	0	15	15	15	15	15	15	14
00/D-071-A/094-A-14/2	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/D-091-C/094-A-14/0	1.43	0	33	0	0.36	0	8	0	0.28	0	7	0	1129	857	810	768	713	667	641
00/C-007-D/094-A-15/0	0.94	0	22	0	0.24	0	5	0	0.17	0	4	0	656	511	485	462	432	406	390
00/C-018-D/094-A-15/0	0.29	0	7	0	0.07	0	2	0	0.06	0	1	0	188	161	155	150	143	137	133
00/C-039-D/094-A-15/0	0.43	0	10	0	0.11	0	3	0	0.08	0	2	0	264	217	208	199	188	178	172
00/C-039-D/094-A-15/BLUE	0.55	0	13	0	0.14	0	3	0	0.10	0	3	0	318	248	235	222	206	192	183
00/C-079-D/094-A-15/0	0.13	0	3	0	0.03	0	1	0	0.02	0	1	0	98	93	92	91	89	88	87
00/C-080-D/094-A-15/0	0.77	0	18	0	0.19	0	4	0	0.15	0	4	0	512	356	331	309	282	259	247
Total BUICK25+ (Divest)	10.91	0	253	0	2.73	0	63	0	2.12	0	51	0	8151	5662	5283	4960	4556	4224	4035
BUICK33.3+																			
00/C-035-B/094-A-14/2	1.13	0	26	0	0.38	0	9	0	0.29	0	7	0	1230	1024	984	948	899	856	830
02/C-035-B/094-A-14/0	0.81	0	19	0	0.27	0	6	0	0.20	0	5	0	737	585	557	532	498	470	453
00/D-039-B/094-A-14/DUNL	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Total BUICK33.3+	1.93	0	45	0	0.64	0	15	0	0.49	0	12	0	1967	1609	1541	1479	1397	1325	1283
BUICK50+																			
00/11-32-088-19W6/2	0.64	0	15	0	0.32	0	7	0	0.24	0	6	0	827	652	620	591	553	521	501
00/12-34-088-19W6/0	0.65	0	15	0	0.33	0	8	0	0.26	0	6	0	879	668	631	598	555	518	497
00/05-35-088-19W6/0	0.32	0	7	0	0.16	0	4	0	0.12	0	3	0	388	332	321	310	296	284	276
00/A-029-L/094-A-10/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/A-029-L/094-A-10/2	0.34	0	8	0	0.17	0	4	0	0.13	0	3	0	431	360	346	333	316	301	291
00/B-037-L/094-A-10/2	0.42	0	10	0	0.21	0	5	0	0.16	0	4	0	471	364	345	327	304	285	273
00/D-039-L/094-A-10/2	0.49	0	11	0	0.24	0	6	0	0.19	0	4	0	615	477	451	429	399	374	359
00/B-022-I/094-A-11/0	0.66	0	15	0	0.33	0	8	0	0.26	0	6	0	863	636	597	563	519	482	460
00/C-032-I/094-A-11/0	1.72	0	40	0	0.86	0	20	0	0.67	0	16	0	2694	1864	1733	1621	1480	1364	1298

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
00/C-034-I/094-A-11/BLUE	0.78	0	18	0	0.39	0	9	0	0.29	0	7	0	951	706	661	621	568	523	496
00/D-045-I/094-A-11/0	0.33	0	8	0	0.16	0	4	0	0.13	0	3	0	438	375	363	351	335	321	312
00/B-044-J/094-A-11/0	0.80	0	19	0	0.40	0	9	0	0.32	0	7	0	1061	802	756	714	661	615	588
Total BUICK50+	7.13	0	165	0	3.57	0	83	0	2.77	0	66	0	9618	7237	6824	6459	5986	5586	5351
Total Buick Creek	24.39	118	565	0	8.04	29	186	0	6.24	25	149	0	23203	17257	16264	15396	14280	13341	12793
Cessford Unit & Non-Unit																			
00/14-18-025-11W4/0	1.25	0	0	0	0.31	0	0	0	0.24	0	0	0	1094	659	602	555	499	455	431
00/06-19-025-11W4/0	0.00	7	0	0	0.00	2	0	0	0.00	2	0	0	50	47	47	46	45	44	44
Basal Colorado Gas	20.36	0	0	0	0.59	0	0	0	0.49	0	0	0	2490	994	864	766	658	580	538
Cessford Mannville C West	0.39	0	0	0	0.01	0	0	0	0.01	0	0	0	43	24	22	20	17	15	14
Cessford Unit 1 Oil Wells	0.23	0	0	0	0.01	0	0	0	0.01	0	0	0	24	21	20	19	18	18	17
Cessford Unit No. 2	0.90	0	0	0	0.03	0	0	0	0.02	0	0	0	98	61	56	52	46	42	40
Mannville Gas	9.28	0	0	0	0.27	0	0	0	0.23	0	0	0	1014	670	618	574	520	476	451
Viking Gas	1.69	0	0	0	0.05	0	0	0	0.04	0	0	0	151	113	107	101	94	89	85
Total Cessford Unit & Non-Unit	34.09	7	0	0	1.27	2	0	0	1.04	2	0	0	4962	2589	2335	2134	1899	1719	1621
Craigend																			
00/13-18-063-11W4/0	0.01	0	0	0	0.00	0	0	0	0.00	0	0	0	3	3	3	3	3	3	3
00/02-19-063-11W4/2	0.17	0	0	0	0.06	0	0	0	0.05	0	0	0	170	122	113	106	97	89	85
00/06-26-063-11W4/0	0.17	0	0	0	0.07	0	0	0	0.06	0	0	0	211	157	147	139	128	119	113
00/11-28-063-11W4/0	0.02	0	0	0	0.01	0	0	0	0.01	0	0	0	26	24	24	24	23	23	23
00/11-28-063-11W4/3	0.01	0	0	0	0.00	0	0	0	0.00	0	0	0	16	15	15	15	15	15	15
00/10-36-063-11W4/0	0.02	0	0	0	0.00	0	0	0	0.00	0	0	0	12	12	11	11	11	11	11
00/05-13-063-12W4/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/12-27-063-12W4/0	0.72	0	0	0	0.37	0	0	0	0.30	0	0	0	1210	873	816	765	700	645	614
00/12-27-063-12W4/2	0.01	0	0	0	0.01	0	0	0	0.01	0	0	0	21	20	20	20	20	19	19
00/11-29-063-12W4/0	0.53	0	0	0	0.13	0	0	0	0.10	0	0	0	425	346	331	316	297	280	269
00/11-29-063-12W4/G	0.19	0	0	0	0.05	0	0	0	0.04	0	0	0	149	78	67	58	47	38	33
00/04-34-063-12W4/2	0.23	0	0	0	0.01	0	0	0	0.01	0	0	0	61	47	45	42	39	37	35
00/01-36-063-12W4/2	0.12	0	0	0	0.05	0	0	0	0.04	0	0	0	129	90	83	77	70	64	61
00/10-26-063-13W4/0	0.07	0	0	0	0.07	0	0	0	0.06	0	0	0	209	187	182	177	171	165	162

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Company Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Net Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
00/10-26-063-13W4/V	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/06-06-064-10W4/2	0.09	0	0	0	0.03	0	0	0	0.03	0	0	0	77	62	59	56	53	50	48
00/11-18-064-10W4/0	0.13	0	0	0	0.03	0	0	0	0.03	0	0	0	102	90	88	86	82	80	78
00/05-03-064-11W4/0	0.01	0	0	0	0.00	0	0	0	0.00	0	0	0	15	15	15	15	15	15	15
00/05-03-064-11W4/V	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/03-05-064-11W4/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/05-10-064-11W4/0	0.01	0	0	0	0.00	0	0	0	0.00	0	0	0	13	12	12	12	12	12	12
00/09-19-064-11W4/0	0.03	0	0	0	0.01	0	0	0	0.01	0	0	0	44	41	41	40	40	39	39
00/10-27-064-11W4/2	0.54	0	0	0	0.27	0	0	0	0.23	0	0	0	898	658	617	580	533	493	470
00/11-30-064-11W4/0	0.58	0	0	0	0.29	0	0	0	0.24	0	0	0	973	682	633	590	536	491	465
00/12-31-064-11W4/0	0.93	0	0	0	0.47	0	0	0	0.36	0	0	0	1497	1119	1053	994	918	853	816
00/13-02-064-12W4/0	0.39	0	0	0	0.05	0	0	0	0.05	0	0	0	213	164	155	148	138	129	124
00/13-04-064-12W4/3	0.04	0	0	0	0.04	0	0	0	0.04	0	0	0	116	105	102	100	97	94	92
00/13-04-064-12W4/4	0.15	0	0	0	0.15	0	0	0	0.14	0	0	0	408	288	267	250	227	208	197
00/16-05-064-12W4/0	0.14	0	0	0	0.02	0	0	0	0.02	0	0	0	76	67	65	63	60	58	56
00/15-11-064-12W4/0	0.07	0	0	0	0.01	0	0	0	0.01	0	0	0	37	33	33	32	31	30	29
00/06-14-064-12W4/2	0.40	0	0	0	0.40	0	0	0	0.35	0	0	0	1317	993	935	885	819	762	730
00/14-16-064-12W4/2	0.24	0	0	0	0.03	0	0	0	0.03	0	0	0	132	109	105	101	95	91	88
00/14-16-064-12W4/3	0.39	0	0	0	0.05	0	0	0	0.05	0	0	0	210	176	169	163	155	148	144
00/11-18-064-12W4/2	0.15	0	0	0	0.07	0	0	0	0.07	0	0	0	218	176	168	160	151	142	137
00/10-23-064-12W4/0	1.56	0	0	0	0.78	0	0	0	0.57	0	0	0	2448	1748	1629	1525	1391	1280	1216
00/12-27-064-12W4/0	0.10	0	0	0	0.05	0	0	0	0.05	0	0	0	147	127	123	119	114	109	106
00/14-33-064-12W4/0	0.07	0	0	0	0.04	0	0	0	0.03	0	0	0	118	108	105	103	100	97	96
00/14-33-064-12W4/C	0.50	0	0	0	0.25	0	0	0	0.20	0	0	0	763	515	471	432	381	338	312
00/11-13-064-13W4/2	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/02-14-064-13W4/(0&2)	0.87	0	0	0	0.10	0	0	0	0.10	0	0	0	467	344	323	304	280	260	248
00/07-23-064-13W4/0	0.12	0	0	0	0.12	0	0	0	0.11	0	0	0	339	279	267	256	242	229	221
00/16-04-065-12W4/0	0.11	0	0	0	0.01	0	0	0	0.01	0	0	0	32	28	27	27	26	25	24
00/16-04-065-12W4/2	0.04	0	0	0	0.00	0	0	0	0.00	0	0	0	10	9	9	9	9	8	8
00/01-24-065-12W4/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
00/03-28-065-12W4/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-4027	-2767	-2556	-2373	-2140	-1947	-1837
Total Craigend	9.94	0	0	0	4.11	0	0	0	3.42	0	0	0	9286	7158	6774	6432	5985	5602	5377
Cyn-Pem Cardium D Unit No. 1																			
00/10-22-051-10W5/0	0.04	208	2	0	0.00	1	0	0	0.00	1	0	0	39	26	24	22	20	18	17

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Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
00/10-30-051-10W5/0	0.06	294	2	0	0.00	2	0	0	0.00	2	0	0	55	36	33	30	27	25	24
00/08-25-051-11W5/0	0.03	147	1	0	0.00	1	0	0	0.00	1	0	0	27	19	17	16	15	14	13
00/10-25-051-11W5/0	0.09	445	4	0	0.00	3	0	0	0.00	2	0	0	82	53	48	45	40	37	35
10-20 INFILL	0.04	212	2	0	0.00	2	0	0	0.00	1	0	0	38	24	22	20	18	16	15
15-36 INFILL	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
East Lobe Other Producers	0.09	427	4	0	0.00	3	0	0	0.00	3	0	0	78	52	48	45	41	37	35
West Lobe Other Producers	0.19	924	8	0	0.00	7	0	0	0.00	6	0	0	169	115	107	100	91	84	79
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-140	-78	-70	-63	-55	-49	-45
Total Cyn-Pem Cardium D Unit No. 1	0.55	2658	22	0	0.00	19	0	0	0.00	16	0	0	348	245	229	215	197	182	174
Cyn-Pem Non-Unit																			
02/06-16-050-11W5/0	0.64	0	33	0	0.05	0	3	0	0.04	0	2	0	227	168	158	149	137	127	122
00/04-27-050-11W5/2	0.01	0	1	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	2	2	2
02/10-29-050-11W5/0	0.99	0	50	0	0.04	0	2	0	0.03	0	1	0	176	126	118	111	101	94	89
00/12-29-050-11W5/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	2	2	2
02/09-31-050-11W5/0	0.67	0	34	0	0.20	0	10	0	0.17	0	7	0	866	647	609	575	532	495	474
00/16-31-050-11W5/0	0.00	8	0	0	0.00	2	0	0	0.00	2	0	0	34	31	31	30	30	29	28
00/08-32-050-11W5/0	1.06	0	54	0	0.09	0	5	0	0.07	0	3	0	382	265	246	229	208	191	181
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-459	-298	-272	-250	-223	-200	-188
Total Cyn-Pem Non-Unit	3.38	9	172	0	0.39	3	20	0	0.31	3	14	0	1230	943	892	847	789	739	710
Dalesboro																			
11/11-09-006-03W2/0	0.00	18	0	0	0.00	2	0	0	0.00	2	0	0	25	22	21	20	19	18	18
01/01-13-006-04W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
91/02-13-006-04W2/0	0.00	7	0	0	0.00	7	0	0	0.00	6	0	0	47	43	41	41	39	38	37
01/08-13-006-04W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
11/09-13-006-04W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Total Dalesboro	0.00	24	0	0	0.00	9	0	0	0.00	7	0	0	73	64	62	61	58	56	55
Enchant (Divest Entities)																			
00/02-17-013-15W4/0	0.01	18	0	0	0.00	8	0	0	0.00	8	0	0	98	87	84	82	79	76	74
00/03-17-013-15W4/0	0.00	10	0	0	0.00	5	0	0	0.00	4	0	0	46	42	41	41	39	38	38

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Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
00/04-17-013-15W4/0	0.00	11	0	0	0.00	5	0	0	0.00	5	0	0	55	50	49	48	46	45	44
02/07-17-013-15W4/0	0.00	3	0	0	0.00	1	0	0	0.00	1	0	0	9	9	9	9	9	9	9
Total Enchant (Divest Entities)	0.01	41	1	0	0.01	19	0	0	0.00	18	0	0	209	188	184	179	174	168	165
Eyremore																			
02/09-16-018-18W4/0	0.07	0	0	0	0.01	0	0	0	0.01	0	0	0	37	28	27	26	24	22	21
00/14-17-018-18W4/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
00/08-21-018-18W4/2	0.11	0	0	0	0.01	0	0	0	0.01	0	0	0	58	44	42	40	37	35	33
Total Eyremore	0.18	0	0	0	0.02	0	0	0	0.02	0	0	0	96	74	70	66	62	58	56
Garrington Cardium Unit No. 3																			
GCU#3	0.36	154	13	0	0.04	15	1	0	0.02	13	1	0	182	141	134	127	118	110	106
Total Garrington Cardium Unit No. 3	0.36	154	13	0	0.04	15	1	0	0.02	13	1	0	182	141	134	127	118	110	106
Goose River Unit No. 1																			
BEFORE INJECTION CORRECTION	2.71	3684	1128	0	0.09	120	37	0	0.06	101	26	0	1900	1438	1354	1280	1183	1099	1050
FUTURE INJECTION CORRECT	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Total Goose River Unit No. 1	2.71	3684	1128	0	0.09	120	37	0	0.06	101	26	0	1900	1438	1354	1280	1183	1099	1050
Granada																			
00/11-01-053-11W5/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/16-03-053-11W5/0	0.35	0	11	0	0.02	0	1	0	0.02	0	0	0	84	66	63	60	56	53	51
Total Granada	0.35	0	11	0	0.02	0	1	0	0.02	0	0	0	84	66	63	60	56	53	51
Grand Forks																			
00/10-16-013-13W4/0	0.00	19	0	0	0.00	9	0	0	0.00	9	0	0	84	76	74	72	70	68	66
SAWTOOTH QQQ	0.00	71	0	0	0.00	21	0	0	0.00	21	0	0	198	179	175	171	165	160	157
Total Grand Forks	0.00	90	0	0	0.00	31	0	0	0.00	29	0	0	283	254	248	243	235	228	223

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Harmattan East Unit No. 1																			
Harmattan East Unit No.1-Gas																			
Gas Unit	46.23	0	4143	0	0.12	0	11	0	0.09	0	7	0	615	398	366	339	305	279	264
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-164	-89	-79	-70	-61	-54	-50
Total Harmattan East Unit No.1-Gas	46.23	0	4143	0	0.12	0	11	0	0.09	0	7	0	451	309	287	268	244	225	214
Harmattan East Unit No.1-Oil																			
00/07-33-031-03W5/0	0.00	7	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/03-07-032-03W5/0	0.00	19	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
00/13-18-032-03W5/0	0.00	94	0	0	0.00	0	0	0	0.00	0	0	0	5	3	3	3	3	3	2
00/03-35-032-04W5/0	0.00	6	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
High Water-Cut Wells	0.00	1661	0	0	0.00	4	0	0	0.00	3	0	0	87	59	55	51	46	42	39
Oil Unit Gas Reserves	6.34	0	568	0	0.02	0	1	0	0.01	0	1	0	81	58	54	50	46	42	40
South Horizontal Wells	0.00	148	0	0	0.00	0	0	0	0.00	0	0	0	7	6	5	5	5	4	4
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-134	-89	-82	-75	-67	-60	-57
Total Harmattan East Unit No.1-Oil	6.34	1934	568	0	0.02	5	1	0	0.01	4	1	0	47	38	36	35	33	32	31
Total Harmattan East Unit No. 1	52.58	1934	4711	0	0.13	5	12	0	0.10	4	8	0	498	347	323	303	278	257	245
Harmattan East Viking Unit No. 1																			
2004 Infill Wells	0.08	395	7	0	0.00	4	0	0	0.00	4	0	0	33	11	8	6	2	0	-1
2005 Infill Wells	0.08	395	7	0	0.00	4	0	0	0.00	4	0	0	32	9	6	4	1	-1	-2
Total Unit	0.33	1661	29	0	0.00	18	0	0	0.00	15	0	0	291	189	175	163	148	136	129
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-40	-17	-15	-13	-11	-9	-9
Total Harmattan East Viking Unit No. 1	0.49	2451	43	0	0.01	27	0	0	0.00	22	0	0	317	193	174	159	140	125	117
Harmattan Elkton Unit No. 1																			
Harmattan Elkton Unit No. 1- Gas																			

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Gross Lease Reserves Oil Mbbl	Gross Lease Reserves NGL Mbbl	Gross Lease Reserves Sulphur Mlt	Company Interest Reserves Gas Bcf	Company Interest Reserves Oil Mbbl	Company Interest Reserves NGL Mbbl	Company Interest Reserves Sulphur Mlt	Net Interest Reserves Gas Bcf	Net Interest Reserves Oil Mbbl	Net Interest Reserves NGL Mbbl	Net Interest Reserves Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
Harmattan Elkton Unit No.1-Gas	60.39	0	2656	0	0.74	0	33	0	0.61	0	27	0	4043	2948	2764	2603	2398	2227	2128
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-499	-326	-299	-275	-246	-222	-209
Total Harmattan Elkton Unit No. 1- Gas	60.39	0	2656	0	0.74	0	33	0	0.61	0	27	0	3544	2622	2465	2328	2152	2005	1919
Harmattan Elkton Unit No.1-Oil																			
2002 Reactivated Oil	0.00	32	0	0	0.00	0	0	0	0.00	0	0	0	6	5	5	5	5	5	5
High Water Cut >50%	0.00	728	0	0	0.00	7	0	0	0.00	6	0	0	173	131	124	117	108	101	96
High Water Cut>90%	0.00	835	0	0	0.00	8	0	0	0.00	7	0	0	178	133	125	117	108	100	95
Low Water Cut <10%	0.00	616	0	0	0.00	6	0	0	0.00	5	0	0	148	114	108	103	96	89	86
Oil Unit Gas Reserves	6.51	0	180	0	0.06	0	2	0	0.05	0	1	0	342	260	246	234	217	203	195
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-110	-74	-68	-63	-57	-51	-48
Total Harmattan Elkton Unit No.1-Oil	6.51	2212	180	0	0.06	21	2	0	0.05	19	1	0	737	570	539	513	477	447	429
Total Harmattan Elkton Unit No. 1	66.90	2212	2836	0	0.80	21	34	0	0.66	19	28	0	4281	3191	3004	2840	2629	2452	2348
Hays Unit & Non-Unit																			
02/10-28-013-14W4/0	0.00	10	0	0	0.00	10	0	0	0.00	9	0	0	66	60	59	58	57	55	54
HAYS LOWER MANNVILLE M UNIT NO. 1	0.05	176	2	0	0.01	23	0	0	0.00	21	0	0	191	149	141	134	125	117	112
Total Hays Unit & Non-Unit	0.05	186	2	0	0.01	32	0	0	0.00	30	0	0	257	210	201	193	182	172	166
Holmberg Mannville Gas Unit																			
00/02-22-043-16W4/3	0.23	0	0	0	0.02	0	0	0	0.02	0	0	0	133	127	125	124	122	120	119
00/14-28-043-16W4/2	0.10	0	0	0	0.01	0	0	0	0.01	0	0	0	56	53	52	51	50	49	49
00/01-22-044-17W4/3	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/08-12-045-18W4/3	0.04	0	0	0	0.00	0	0	0	0.00	0	0	0	20	19	19	19	19	19	18
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-107	-97	-95	-93	-90	-87	-85
Total Holmberg Mannville Gas Unit	0.37	0	1	0	0.04	0	0	0	0.03	0	0	0	102	102	101	101	101	101	100
Holmberg Non-Unit (Divest)																			

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
00/12-16-043-16W4/0	1.39	0	2	0	0.04	0	0	0	0.04	0	0	0	173	121	112	105	96	89	84
00/15-02-044-17W4/2	0.03	0	0	0	0.00	0	0	0	0.00	0	0	0	10	9	9	9	9	9	9
00/07-10-045-17W4/0	0.13	0	0	0	0.00	0	0	0	0.00	0	0	0	16	13	12	12	11	11	10
Total Holmberg Non-Unit (Divest)	1.55	0	3	0	0.04	0	0	0	0.04	0	0	0	198	143	134	126	117	108	104
Inga Units & Non-Unit																			
Inga Non-Unit																			
00/06-15-088-23W6/CPLN	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/05-21-088-23W6/0	0.75	0	13	5	0.22	0	4	1	0.17	0	3	1	707	575	549	526	495	467	450
00/10-21-088-23W6/0	0.74	0	13	5	0.22	0	4	1	0.17	0	3	1	655	541	519	499	472	448	433
00/04-28-088-23W6/0	0.90	0	16	6	0.27	0	5	2	0.21	0	4	1	842	646	610	578	535	499	478
00/A-047-B/094-A-13/2	1.19	0	21	8	0.59	0	10	4	0.46	0	8	3	1952	1496	1412	1338	1240	1155	1106
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-2621	-1893	-1762	-1646	-1495	-1367	-1292
Total Inga Non-Unit	3.58	0	63	23	1.31	0	23	8	1.02	0	18	7	1535	1365	1328	1294	1246	1203	1175
Inga North Unit No. 1																			
Inga North U No. 1	4.41	0	118	167	0.84	0	22	32	0.65	0	18	26	2157	1345	1208	1089	939	815	744
Total Inga North Unit No. 1	4.41	0	118	167	0.84	0	22	32	0.65	0	18	26	2157	1345	1208	1089	939	815	744
Inga Unit No. 3																			
Inga U No. 3	7.28	0	177	0	1.44	0	35	0	1.13	0	28	0	5377	3874	3621	3402	3122	2888	2754
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-1186	-771	-704	-648	-577	-520	-488
Total Inga Unit No. 3	7.28	0	177	0	1.44	0	35	0	1.13	0	28	0	4191	3103	2917	2754	2544	2368	2266
Total Inga Units & Non-Unit	15.27	0	358	189	3.59	0	81	40	2.79	0	64	33	7884	5812	5453	5137	4729	4385	4185

Instow Unit & Non-Unit (Divest)

Instow Non-Unit

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
21/01-17-010-18W3/0	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	6	6	6	6	6	6	6
Total Instow Non-Unit	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	6	6	6	6	6	6	6
Total Instow Unit & Non-Unit (Divest)	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	6	6	6	6	6	6	6
Klua																			
00/C-014-F/094-J-09/0	0.65	0	0	0	0.16	0	0	0	0.13	0	0	0	358	332	326	321	313	305	301
00/B-075-F/094-J-09/2	0.78	0	0	0	0.39	0	0	0	0.30	0	0	0	1222	1184	1175	1166	1154	1142	1134
Total Klua	1.43	0	0	0	0.55	0	0	0	0.43	0	0	0	1580	1516	1501	1487	1466	1447	1435
Midale Non-Unit (Divest Entities)																			
93/01-27-006-11W2/0	0.00	19	0	0	0.00	3	0	0	0.00	2	0	0	22	20	20	19	19	18	18
01/05-12-007-11W2/0	0.00	2	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
01/11-12-007-11W2/2	0.00	42	0	0	0.00	3	0	0	0.00	2	0	0	14	11	10	10	9	9	9
Total Midale Non-Unit (Divest Entities)	0.00	63	0	0	0.00	5	0	0	0.00	4	0	0	37	32	31	30	29	28	27
Minnehik-Buck Lake Ostracod Unit No. 2																			
Gas Unit																			
Gas Unit Ostracod A	1.11	0	111	0	0.12	0	12	0	0.10	0	8	0	573	448	425	404	376	352	338
Gas Unit Ostracod B	0.23	0	23	0	0.02	0	2	0	0.02	0	2	0	120	96	92	88	82	78	75
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-197	-140	-130	-121	-109	-99	-94
Total Gas Unit	1.34	0	134	0	0.15	0	15	0	0.13	0	10	0	496	405	387	371	350	331	319
Oil Unit																			
Oil Unit Ostracod A	0.00	21	0	0	0.00	1	0	0	0.00	1	0	0	18	14	14	13	12	12	11
Oil Unit Ostracod B	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	0	0	0
Total Oil Unit	0.00	22	0	0	0.00	1	0	0	0.00	1	0	0	18	15	14	14	13	12	12

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Total Minnehik-Buck Lake Ostracod Unit No. 2	1.34	22	134	0	0.15	1	15	0	0.13	1	10	0	515	419	401	385	362	343	331
MIPA Cardium Oil (Divest Entities)																			
00/12-29-049-07W5/0	0.00	18	0	0	0.00	18	0	0	0.00	17	0	0	159	135	130	126	120	114	111
00/06-30-049-07W5/0	0.00	10	0	0	0.00	10	0	0	0.00	10	0	0	73	65	64	62	60	58	57
Total MIPA Cardium Oil (Divest Entities)	0.01	28	1	0	0.01	28	1	0	0.00	27	0	0	231	200	194	188	180	173	168
Pembina - Minor Entities (Divest Entities)																			
Gas Wells																			
00/04-23-049-11W5/0	1.56	0	41	0	0.01	0	0	0	0.01	0	0	0	47	47	46	46	46	46	45
00/08-32-050-07W5/0	0.13	0	3	0	0.02	0	0	0	0.01	0	0	0	53	48	46	45	44	42	41
00/10-20-050-08W5/0	0.62	0	17	0	0.23	0	6	0	0.19	0	4	0	789	581	545	513	473	438	418
00/14-21-050-08W5/0	1.66	0	44	0	0.62	0	16	0	0.46	0	11	0	2138	1272	1154	1056	940	848	798
00/06-07-051-07W5/0	0.66	0	17	0	0.03	0	1	0	0.02	0	1	0	103	74	69	65	60	55	53
00/07-12-051-08W5/0	0.19	0	5	0	0.02	0	1	0	0.02	0	0	0	78	68	65	63	61	58	57
Lobstick Gas Unit No. 1	10.68	0	283	0	0.50	0	13	0	0.41	0	9	0	1691	1116	1027	951	858	782	739
Total Gas Wells	15.49	0	410	0	1.43	0	38	0	1.12	0	25	0	4900	3205	2953	2741	2480	2269	2151
Oil Wells																			
00/12-27-047-06W5/0	0.02	1	1	0	0.00	0	0	0	0.00	0	0	0	10	9	9	9	8	8	8
00/14-09-049-06W5/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-2	-2	-2	-2	-2	-2	-2
00/08-16-049-06W5/0	0.01	16	0	0	0.00	8	0	0	0.00	8	0	0	58	49	47	45	43	41	40
00/14-16-049-06W5/0	0.01	9	0	0	0.00	4	0	0	0.00	4	0	0	34	31	30	29	28	27	27
00/16-16-049-06W5/0	0.01	39	1	0	0.01	19	0	0	0.00	19	0	0	229	166	156	146	135	125	119
00/06-34-050-10W5/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	1	1	1
Pembina Bear Lake Cardium Unit No. 1	0.32	658	34	0	0.03	51	3	0	0.02	49	2	0	355	280	267	255	239	225	217
Pembina Cardium Unit No. 4	0.31	439	7	0	0.01	20	0	0	0.01	20	0	0	94	65	61	58	53	50	48
Pembina Cardium Unit No. 8	0.07	138	6	0	0.01	14	1	0	0.01	13	0	0	86	76	74	72	69	67	66
Total Oil Wells	0.75	1302	49	0	0.06	118	4	0	0.04	113	3	0	866	676	643	614	576	544	525

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Total Pembina - Minor Entities (Divest Entit	16.24	1302	459	0	1.49	118	42	0	1.17	113	28	0	5765	3881	3596	3355	3056	2813	2676
Pembina F																			
Pembina F Lease Oil WC 0-50%	0.13	290	14	0	0.13	290	14	0	0.08	276	9	0	5742	3712	3400	3135	2808	2546	2399
Pembina F Lease Oil WC 55-80%	0.04	94	4	0	0.04	94	4	0	0.02	89	3	0	2098	1339	1221	1122	999	901	847
Pembina F Lease Oil WC 82-90%	0.02	35	2	0	0.02	35	2	0	0.01	34	1	0	608	491	468	447	419	395	380
Pembina P Lease Oil Producers	0.00	35	0	0	0.00	35	0	0	0.00	34	0	0	799	565	526	492	448	412	392
Project No. 6 Oil Producers	0.03	43	3	0	0.03	43	3	0	0.02	42	2	0	814	643	611	581	542	508	488
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-2763	-1642	-1474	-1334	-1162	-1027	-952
Total Pembina F	0.21	497	23	0	0.21	497	23	0	0.13	475	15	0	7298	5107	4751	4443	4055	3736	3553
Pinto Unit & Non-Unit																			
Pinto Non-Unit																			
31/05-14-001-04W2/0	0.01	5	0	0	0.00	0	0	0	0.00	0	0	0	5	5	5	4	4	4	4
40/07-14-001-04W2/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
21/01-23-001-04W2/0	0.02	29	0	0	0.00	2	0	0	0.00	2	0	0	35	25	23	22	20	19	18
21/05-24-001-04W2/0	0.01	4	0	0	0.00	0	0	0	0.00	0	0	0	3	3	3	3	2	2	2
Total Pinto Non-Unit	0.04	38	0	0	0.00	3	0	0	0.00	3	0	0	44	33	31	30	28	26	25
Pinto Voluntary Unit No. 2																			
01/14-07-001-04W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
41/14-17-001-04W2/0	0.03	6	0	0	0.00	0	0	0	0.00	0	0	0	8	7	7	6	6	6	6
31/04-18-001-04W2/0	0.01	9	0	0	0.00	1	0	0	0.00	1	0	0	11	10	9	9	9	8	8
41/06-18-001-04W2/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
11/12-18-001-04W2/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
01/14-18-001-04W2/0	0.00	2	0	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	2	2	2
01/16-18-001-04W2/0	0.00	2	0	0	0.00	0	0	0	0.00	0	0	0	3	3	3	3	3	3	2
31/04-19-001-04W2/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
21/06-19-001-04W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
01/08-19-001-04W2/0	0.01	3	0	0	0.00	0	0	0	0.00	0	0	0	4	4	4	4	4	3	3
11/12-19-001-04W2/0	0.01	8	0	0	0.00	1	0	0	0.00	1	0	0	10	8	8	7	7	7	6

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Company Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Net Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
21/14-19-001-04W2/0	0.00	2	0	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	2	2	2
11/04-20-001-04W2/0	0.02	15	0	0	0.00	1	0	0	0.00	1	0	0	19	15	14	13	12	12	11
31/12-20-001-04W2/0	0.01	9	0	0	0.00	1	0	0	0.00	1	0	0	11	9	8	8	8	7	7
01/14-20-001-04W2/0	0.01	8	0	0	0.00	1	0	0	0.00	1	0	0	10	8	8	7	7	6	6
20/03-28-001-04W2/0	0.00	2	0	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	2	2	2
01/05-28-001-04W2/0	0.01	7	0	0	0.00	1	0	0	0.00	1	0	0	9	7	7	7	7	6	6
41/04-29-001-04W2/0	0.00	2	0	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	2	2	2
01/12-29-001-04W2/0	0.01	22	0	0	0.00	2	0	0	0.00	2	0	0	30	21	20	19	17	16	15
01/08-12-001-05W2/0	0.01	6	0	0	0.00	0	0	0	0.00	0	0	0	7	6	5	5	5	5	5
01/16-12-001-05W2/0	0.00	4	0	0	0.00	0	0	0	0.00	0	0	0	4	4	4	4	4	3	3
41/02-13-001-05W2/0	0.00	3	0	0	0.00	0	0	0	0.00	0	0	0	3	3	3	3	2	2	2
41/04-13-001-05W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
31/06-13-001-05W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
21/08-13-001-05W2/0	0.00	2	0	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	2	2	2
Lower Rate Wells (<2bbl/cd)	0.01	3	0	0	0.00	0	0	0	0.00	0	0	0	3	3	3	3	3	3	3
Total Pinto Voluntary Unit No. 2	0.15	121	0	0	0.01	9	0	0	0.01	9	0	0	147	121	117	112	107	102	99
Total Pinto Unit & Non-Unit	0.18	159	0	0	0.01	12	0	0	0.01	12	0	0	190	155	148	142	134	128	124
Pipestone																			
00/01-29-047-26W4/0	0.04	0	0	0	0.01	0	0	0	0.01	0	0	0	47	45	44	44	43	43	43
00/01-29-047-26W4/2	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Total Pipestone	0.04	0	0	0	0.01	0	0	0	0.01	0	0	0	47	45	44	44	43	43	43
Pouce Coupe South Boundary A Unit																			
Pouce Coupe South Boundary A Unit	0.00	231	0	0	0.00	55	0	0	0.00	46	0	0	594	383	351	324	290	263	248
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-241	-129	-113	-101	-86	-74	-68
Total Pouce Coupe South Boundary A Unit	0.00	231	0	0	0.00	55	0	0	0.00	46	0	0	352	255	238	223	205	189	180
Pouce Coupe South Boundary B Pool Unit																			
Pouce Coupe South Boundary B Unit	1.99	2407	169	0	0.41	501	35	0	0.29	475	25	0	12160	6886	6204	5651	4995	4488	4210

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-5843	-2643	-2276	-1990	-1666	-1430	-1305
Total Pouce Coupe South Boundary B Pool Unit	1.99	2407	169	0	0.41	501	35	0	0.29	475	25	0	6317	4243	3928	3661	3328	3058	2905
Pouce Coupe South Non-Unit																			
Boundary Gas																			
00/08-08-077-11W6/0	0.95	0	0	0	0.75	0	0	0	0.47	0	0	0	1879	1525	1458	1397	1316	1245	1202
00/06-14-077-11W6/0	1.68	0	0	0	0.00	0	0	0	0.00	0	0	0	15	11	10	10	9	8	8
00/01-16-077-11W6/0	0.56	0	0	0	0.08	0	0	0	0.06	0	0	0	239	196	188	181	170	161	156
02/11-20-077-11W6/0	1.26	0	0	0	0.24	0	0	0	0.18	0	0	0	754	572	540	512	475	444	426
00/08-21-077-11W6/2	0.85	0	0	0	0.14	0	0	0	0.10	0	0	0	402	343	332	321	306	293	285
02/09-22-077-11W6/0	0.19	0	0	0	0.04	0	0	0	0.04	0	0	0	142	127	124	121	117	113	111
02/09-22-077-11W6/2	0.16	0	0	0	0.04	0	0	0	0.03	0	0	0	108	94	91	89	85	82	80
00/04-08-078-12W6/0	0.14	0	0	0	0.02	0	0	0	0.02	0	0	0	85	78	77	76	74	72	71
00/04-08-078-12W6/2	0.28	0	0	0	0.04	0	0	0	0.03	0	0	0	140	123	119	116	112	107	105
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	641	507	483	461	432	407	392
Total Boundary Gas	6.09	0	0	0	1.36	0	0	0	0.94	0	0	0	4403	3578	3423	3283	3096	2933	2836
Boundary Oil																			
X0/06-08-077-11W6/BL	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
02/08-08-077-11W6/0	0.00	22	0	0	0.00	17	0	0	0.00	15	0	0	308	276	270	263	254	246	241
00/14-08-077-11W6/0	0.10	26	0	0	0.04	10	0	0	0.03	10	0	0	123	82	75	69	61	55	52
00/04-28-077-11W6/0	0.05	41	0	0	0.01	10	0	0	0.01	9	0	0	161	117	110	103	94	86	82
00/08-30-077-11W6/0	0.02	8	0	0	0.00	1	0	0	0.00	1	0	0	12	9	9	9	8	7	7
00/14-09-078-12W6/0	0.00	37	0	0	0.00	19	0	0	0.00	18	0	0	276	214	203	193	179	168	161
00/16-09-078-12W6/0	0.00	66	0	0	0.00	33	0	0	0.00	31	0	0	561	391	363	339	309	284	270
00/14-10-078-12W6/0	0.00	14	0	0	0.00	7	0	0	0.00	7	0	0	105	94	92	89	86	83	82
00/16-11-078-12W6/0	0.00	15	0	0	0.00	4	0	0	0.00	4	0	0	60	53	52	50	49	47	46
00/09-21-078-12W6/0	0.04	59	0	0	0.00	5	0	0	0.00	5	0	0	84	54	50	46	41	37	35
00/16-24-078-13W6/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	3	3	3	3	3	3	3
Total Boundary Oil	0.21	289	0	0	0.06	107	0	0	0.04	101	0	0	1692	1294	1225	1164	1085	1018	979
Total Pouce Coupe South Non-Unit	6.30	289	0	0	1.42	107	0	0	0.97	101	0	0	6095	4871	4647	4446	4181	3951	3814

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Progress Non-Unit																			
00/06-31-077-08W6/0	0.37	0	10	0	0.09	0	2	0	0.08	0	2	0	257	215	206	199	189	180	174
00/06-10-077-09W6/0	0.40	0	10	0	0.01	0	0	0	0.01	0	0	0	81	66	63	60	57	54	52
Total Progress Non-Unit	0.77	0	19	0	0.11	0	3	0	0.09	0	2	0	338	281	270	259	246	234	226
Queensdale (Divest)																			
91/02-01-007-01W2/0	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	13	13	13	13	12	12	12
91/08-01-007-01W2/0	0.00	4	0	0	0.00	2	0	0	0.00	2	0	0	25	24	24	23	23	23	22
91/10-01-007-01W2/0	0.00	6	0	0	0.00	3	0	0	0.00	3	0	0	25	23	23	23	22	21	21
Total Queensdale (Divest)	0.01	13	0	0	0.00	6	0	0	0.00	6	0	0	64	60	59	58	57	56	55
Rapdan Unit																			
INFILL WELLS - 1	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
INFILL WELLS - 2	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
POLYMER FLOOD	0.00	532	0	0	0.00	26	0	0	0.00	22	0	0	159	111	103	97	89	82	78
REST OF UNIT - NORTH	0.00	205	0	0	0.00	10	0	0	0.00	10	0	0	38	32	31	30	29	27	27
REST OF UNIT - SOUTH	0.00	649	0	0	0.00	32	0	0	0.00	24	0	0	228	129	117	107	96	87	82
WATERFLOOD 1	0.00	255	0	0	0.00	12	0	0	0.00	11	0	0	67	46	42	39	36	33	31
WATERFLOOD 2	0.00	895	0	0	0.00	44	0	0	0.00	34	0	0	314	142	125	112	98	87	81
Total Rapdan Unit	0.00	2535	0	0	0.00	123	0	0	0.00	100	0	0	806	460	419	386	346	316	299
Ronalane																			
02/10-08-013-12W4/0	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	7	7	7	7	7	7	7
00/16-08-013-12W4/0	0.00	10	0	0	0.00	6	0	0	0.00	6	0	0	40	36	35	34	33	32	31
02/16-08-013-12W4/0	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	12	12	11	11	11	11	11
02/03-16-013-12W4/0	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	7	7	7	7	6	6	6
00/04-16-013-12W4/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/06-16-013-12W4/0	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	4	4	4	4	4	4	4
Total Ronalane	0.00	19	0	0	0.00	10	0	0	0.00	10	0	0	70	65	64	63	61	60	59

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Sinclair																			
00/14-04-072-11W6/(2,3)	1.59	0	11	0	0.80	0	6	0	0.61	0	4	0	3125	2104	1945	1810	1641	1503	1425
00/01-15-072-11W6/0	0.67	0	5	0	0.17	0	1	0	0.14	0	1	0	667	502	473	447	413	385	368
00/06-15-072-11W6/(0,2)	0.77	0	6	0	0.19	0	1	0	0.15	0	1	0	760	582	550	521	484	453	434
00/06-20-072-11W6/0	0.31	0	2	0	0.14	0	1	0	0.12	0	1	0	579	497	480	465	444	424	413
00/08-23-073-13W6/(2,3)	0.48	0	3	0	0.01	0	0	0	0.01	0	0	0	60	47	44	42	39	36	35
Total Sinclair	3.83	0	27	0	1.32	0	9	0	1.03	0	6	0	5192	3731	3492	3285	3021	2802	2676
South Elkton Unit No. 1																			
00/06-02-031-04W5/0	1.40	0	18	0	0.02	0	0	0	0.01	0	0	0	66	53	50	48	45	43	41
0/07-03 Workover	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-10	-7	-6	-6	-5	-4	-4
Total South Elkton Unit No. 1	1.40	0	18	0	0.02	0	0	0	0.01	0	0	0	56	46	44	43	40	38	37
Wembley Prospect (Divest Entities)																			
Wembley Gas																			
00/14-28-073-06W6/0	0.38	0	14	0	0.19	0	7	0	0.15	0	5	0	646	556	538	521	497	477	464
00/14-28-073-06W6/2	0.10	0	4	0	0.05	0	2	0	0.04	0	1	0	158	147	144	142	139	135	133
00/12-33-073-06W6/0	0.35	0	14	0	0.18	0	7	0	0.14	0	5	0	678	606	591	576	556	538	526
Total Wembley Gas	0.82	0	32	0	0.41	0	16	0	0.33	0	11	0	1482	1309	1273	1239	1192	1150	1123
Wembley Oil																			
00/08-08-072-07W6/0	0.04	7	1	0	0.02	3	0	0	0.01	3	0	0	64	59	58	57	56	54	53
00/16-08-072-07W6/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	4	4	4	4	4	4	4
00/14-09-072-07W6/0	0.07	21	1	0	0.06	16	1	0	0.04	14	1	0	418	380	372	364	353	343	337
00/16-09-072-07W6/0	0.02	7	0	0	0.02	5	0	0	0.01	5	0	0	82	76	75	74	72	70	69
00/14-10-072-07W6/0	0.03	9	1	0	0.01	2	0	0	0.00	2	0	0	29	27	26	26	25	24	24
Total Wembley Oil	0.17	44	3	0	0.10	27	2	0	0.07	25	1	0	598	546	535	524	509	495	487

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Total Wembley Prospect (Divest Entities)	1.00	44	35	0	0.51	27	18	0	0.40	25	12	0	2080	1855	1807	1763	1701	1645	1610
Divestiture Package	268.13	22971	11063	190	29.55	2034	568	40	23.11	1873	423	33	107245	78977	74423	70468	65420	61200	58750

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Company: **ARC RESOURCES LTD.**
Property: **Corporate**

Reserve Class: **Proved Plus Probable**
Development Class: **Total**
Pricing: **GLJ (2003-04) Full Year**
Effective Date: **January 01, 2003**
LOOK AHEAD ANALYSIS at July 1, 2003

Entity Description	Gross Lease Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Company Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Net Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
Arcola																			
41/01-34-008-03W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
09-34-008-03W2 HZ	0.02	50	0	0	0.00	16	0	0	0.00	13	0	0	154	129	124	120	114	108	105
41/10-34-008-03W2/0	0.00	14	0	0	0.00	5	0	0	0.00	4	0	0	35	31	30	29	28	27	26
91/10-34-008-03W2/0	0.02	46	0	0	0.00	15	0	0	0.00	12	0	0	151	115	109	104	97	91	87
11/11-34-008-03W2/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
21/16-34-008-03W2/0	0.00	6	0	0	0.00	2	0	0	0.00	2	0	0	11	10	10	10	9	9	9
01/12-35-008-03W2/0	0.00	9	0	0	0.00	3	0	0	0.00	3	0	0	29	26	26	25	25	24	23
31/13-35-008-03W2/0	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	4	3	3	3	3	3	3
91/13-35-008-03W2/0	0.01	14	0	0	0.00	4	0	0	0.00	4	0	0	34	30	29	28	27	26	26
01/08-02-009-03W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
41/03-03-009-03W2/0	0.00	5	0	0	0.00	1	0	0	0.00	1	0	0	6	6	5	5	5	5	5
91/04-03-009-03W2/0	0.04	138	0	0	0.01	22	0	0	0.00	14	0	0	89	60	55	50	44	38	35
Total Arcola	0.09	285	0	0	0.02	69	0	0	0.02	52	0	0	514	412	393	375	352	332	320
BC Minor - DLS (Buick Ck/Rigel)																			
00/10-33-087-17W6/(0,2)	0.52	22	0	0	0.52	22	0	0	0.45	21	0	0	1373	874	791	720	629	555	512
00/06-23-088-16W6/0	1.23	0	18	0	0.15	0	2	0	0.11	0	2	0	286	201	188	176	162	150	143
Total BC Minor - DLS (Buick Ck/Rigel)	1.74	22	18	0	0.67	22	2	0	0.56	21	2	0	1658	1075	979	896	791	704	655
BC Minor - Prophet (Divest)																			
00/C-020-K/094-J-02/0	5.58	0	0	1	2.79	0	0	0	2.04	0	0	0	5329	4675	4538	4411	4234	4073	3973
Total BC Minor - Prophet (Divest)	5.58	0	0	1	2.79	0	0	0	2.04	0	0	0	5329	4675	4538	4411	4234	4073	3973
BC Minor - Yoyo																			
00/A-047-L/094-I-14/0	1.87	0	0	0	0.47	0	0	0	0.36	0	0	0	1471	1177	1121	1070	1002	943	907
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-214	-158	-148	-139	-127	-116	-110
Total BC Minor - Yoyo	1.87	0	0	0	0.47	0	0	0	0.36	0	0	0	1257	1018	973	931	875	826	797
Berrymoor/Lindale NU (Divest)																			

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Gross Lease Reserves Oil Mbbl	Gross Lease Reserves NGL Mbbl	Gross Lease Reserves Sulphur Mlt	Company Interest Reserves Gas Bcf	Company Interest Reserves Oil Mbbl	Company Interest Reserves NGL Mbbl	Company Interest Reserves Sulphur Mlt	Net Interest Reserves Gas Bcf	Net Interest Reserves Oil Mbbl	Net Interest Reserves NGL Mbbl	Net Interest Reserves Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
Modeste Creek/Berrymoor (Divest)																			
00/11-07-049-05W5/0	0.18	0	5	0	0.04	0	1	0	0.03	0	1	0	132	120	117	115	111	108	106
00/07-18-049-05W5/0	0.25	0	7	0	0.02	0	1	0	0.02	0	0	0	86	78	76	74	72	70	68
00/07-12-049-06W5/0	0.15	0	4	0	0.03	0	1	0	0.02	0	1	0	110	100	98	96	94	91	90
00/04-13-049-06W5/0	0.20	0	6	0	0.09	0	3	0	0.08	0	2	0	292	239	228	218	204	192	184
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-176	-146	-140	-134	-126	-119	-114
Total Modeste Creek/Berrymoor (Divest)	0.77	0	23	0	0.18	0	5	0	0.15	0	4	0	444	391	380	370	355	342	333
Total Berrymoor/Lindale NU (Divest)	0.77	0	23	0	0.18	0	5	0	0.15	0	4	0	444	391	380	370	355	342	333
Bigoray Unit No. 1 & Non-Unit																			
Bigoray Non-Unit																			
00/09-28-051-08W5/0	0.18	0	4	0	0.04	0	1	0	0.04	0	1	0	141	128	125	122	118	115	113
00/07-32-052-08W5/2	1.73	0	42	0	0.48	0	11	0	0.34	0	8	0	1635	1330	1272	1221	1152	1092	1057
Total Bigoray Non-Unit	1.91	0	46	0	0.52	0	13	0	0.38	0	9	0	1775	1457	1397	1343	1271	1207	1169
Bigoray Unit No. 1																			
00/10-30-050-07W5/2	0.38	0	9	0	0.06	0	1	0	0.05	0	1	0	172	139	132	126	119	112	108
00/11-35-050-08W5	1.38	0	33	0	0.15	0	4	0	0.12	0	2	0	476	255	228	206	181	161	150
00/10-16-051-08W5/0	0.43	170	10	0	0.07	27	2	0	0.04	24	1	0	558	272	240	215	187	166	155
00/08-18-051-08W5/0	1.28	0	31	0	0.20	0	5	0	0.16	0	3	0	635	343	307	279	246	220	207
00/10-18-051-08W5/0	0.09	0	2	0	0.01	0	0	0	0.01	0	0	0	38	35	34	33	33	32	31
00/06-21-051-08W5/0	0.12	29	3	0	0.02	5	0	0	0.01	4	0	0	91	74	71	68	64	60	58
02/08-22-051-08W5/0	0.41	0	10	0	0.06	0	2	0	0.05	0	1	0	190	152	145	138	130	123	118
00/06-28-051-08W5/2	0.64	303	15	0	0.10	47	2	0	0.06	38	2	0	1008	534	478	433	381	341	320
00/10-32-051-08W5/3	0.52	0	12	0	0.08	0	2	0	0.07	0	1	0	241	182	172	163	151	141	135
00/06-33-051-08W5/2	2.68	0	64	0	0.42	0	10	0	0.31	0	7	0	1452	763	684	622	549	494	464
00/04-07-052-08W5/2	0.05	0	1	0	0.01	0	0	0	0.01	0	0	0	18	17	17	16	16	16	15
00/14-17-052-08W5/2	2.00	0	48	0	0.31	0	7	0	0.23	0	5	0	1037	689	637	594	540	497	472
00/06-29-052-08W5/0	0.30	0	7	0	0.05	0	1	0	0.04	0	1	0	109	82	77	73	67	63	60
Oil Infills	0.74	350	18	0	0.12	54	3	0	0.08	46	2	0	1010	598	533	477	407	350	318

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	230	231	220	208	192	178	170
Total Bigoray Unit No. 1	11.02	852	265	0	1.65	133	40	0	1.26	112	27	0	7267	4365	3974	3652	3262	2953	2781
Total Bigoray Unit No. 1 & Non-Unit	12.93	852	310	0	2.17	133	52	0	1.63	112	35	0	9042	5822	5372	4995	4532	4160	3950
Bonanza Unit & Non-Unit																			
Non-Unit Gas Wells																			
00/10-21-081-11W6/0	0.69	0	7	0	0.04	0	0	0	0.03	0	0	0	104	83	79	76	71	67	64
02/11-22-081-11W6/0	1.07	0	11	0	0.06	0	1	0	0.05	0	0	0	149	111	104	99	91	85	81
00/07-27-081-11W6/0	0.21	0	2	0	0.01	0	0	0	0.01	0	0	0	29	25	25	24	23	22	22
00/11-28-081-11W6/0	1.56	0	16	0	0.09	0	1	0	0.07	0	1	0	213	152	142	133	122	113	108
Total Non-Unit Gas Wells	3.53	0	37	0	0.20	0	2	0	0.16	0	1	0	495	372	351	332	307	287	275
Non-Unit Oil Wells																			
00/15-15-081-11W6/0	0.01	6	0	0	0.00	0	0	0	0.00	0	0	0	3	3	3	3	3	2	2
00/07-22-081-11W6/0	0.04	49	0	0	0.00	3	0	0	0.00	2	0	0	55	47	45	43	41	39	38
00/04-27-081-11W6/0	0.02	24	0	0	0.00	1	0	0	0.00	1	0	0	20	17	17	16	15	15	14
00/08-28-081-11W6/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/16-28-081-11W6/0	0.04	53	1	0	0.00	3	0	0	0.00	3	0	0	59	50	48	46	44	42	40
00/02-01-083-12W6/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	-1	-1	-1	-1	-1	-1	-1
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-99	-82	-79	-76	-71	-67	-65
Total Non-Unit Oil Wells	0.11	134	1	0	0.01	8	0	0	0.00	7	0	0	37	33	33	32	31	30	30
Unit Wells																			
Bonanza Boundary A Pool Unit No. 1	0.99	1653	13	0	0.09	147	1	0	0.06	140	1	0	2597	1758	1629	1520	1384	1273	1211
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-539	-342	-312	-286	-254	-228	-213
Total Unit Wells	0.99	1653	13	0	0.09	147	1	0	0.06	140	1	0	2058	1415	1317	1234	1130	1046	998
Total Bonanza Unit & Non-Unit	4.63	1787	51	0	0.30	155	3	0	0.22	147	2	0	2590	1821	1700	1598	1469	1363	1303

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Brooks (Divest Entities)																			
Brooks Divest																			
100%WI, 2cFH -MRA,MHA&C	0.78	0	0	0	0.78	0	0	0	0.70	0	0	0	1649	901	806	729	639	571	533
100%WI, 2cFH -VIK&BSL COL	0.08	0	0	0	0.08	0	0	0	0.07	0	0	0	152	103	95	88	80	73	69
Total Brooks Divest	0.86	0	0	0	0.86	0	0	0	0.77	0	0	0	1800	1003	901	818	719	644	603
Brooks Town																			
100%WI, 2cFH -MRA	0.04	0	0	0	0.04	0	0	0	0.04	0	0	0	119	99	94	91	86	81	78
50%WI, Crown -MRA,MHA	0.48	0	0	0	0.24	0	0	0	0.20	0	0	0	826	368	321	286	246	216	201
Total Brooks Town	0.53	0	0	0	0.29	0	0	0	0.24	0	0	0	945	467	416	376	331	297	279
Total Brooks (Divest Entities)	1.39	0	0	0	1.15	0	0	0	1.02	0	0	0	2745	1470	1317	1194	1051	941	881
Buick Creek																			
BUICK																			
00/B-044-I/094-A-11/DUNL	0.44	0	10	0	0.22	0	5	0	0.17	0	4	0	539	448	430	414	392	372	360
Total BUICK	0.44	0	10	0	0.22	0	5	0	0.17	0	4	0	539	448	430	414	392	372	360
BUICK+																			
00/07-31-088-19W6/0	1.71	0	40	0	0.34	0	8	0	0.27	0	6	0	1066	734	682	638	584	539	513
00/05-36-088-19W6/0	0.43	0	10	0	0.21	0	5	0	0.17	0	4	0	451	334	313	295	272	252	241
00/08-36-088-20W6/0	0.63	0	15	0	0.27	0	6	0	0.20	0	5	0	561	417	391	367	337	311	295
00/C-036-I/094-A-11/0	0.67	0	15	0	0.16	0	4	0	0.13	0	3	0	404	276	256	238	216	198	188
00/D-046-I/094-A-11/0	0.08	23	2	0	0.02	6	0	0	0.02	5	0	0	122	105	101	98	94	90	87
00/C-047-I/094-A-11/0	0.59	135	14	0	0.14	33	3	0	0.12	28	3	0	1180	877	826	782	724	676	648
00/A-065-I/094-A-11/0	1.13	0	26	0	0.05	0	1	0	0.04	0	1	0	130	80	73	67	60	54	51
Total BUICK+	5.23	158	121	0	1.19	38	28	0	0.94	34	22	0	3914	2823	2642	2486	2286	2120	2024

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Gilbert Laustsen Jung Associates Ltd.

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
BUICK25+ (Divest)																			
00/C-094-I/094-A-11/0	3.37	0	78	0	0.84	0	20	0	0.66	0	16	0	2838	1525	1372	1249	1106	996	937
00/C-079-J/094-A-11/0	0.86	0	20	0	0.21	0	5	0	0.17	0	4	0	648	521	497	476	448	424	409
00/D-083-J/094-A-11/2	0.06	0	1	0	0.01	0	0	0	0.01	0	0	0	36	33	33	32	32	31	31
00/D-093-J/094-A-11/0	1.00	0	23	0	0.25	0	6	0	0.20	0	5	0	675	433	397	367	330	301	284
00/A-031-A/094-A-14/0	2.76	0	64	0	0.69	0	16	0	0.54	0	13	0	2258	1092	968	872	761	679	635
02/B-046-A/094-A-14/0	0.03	0	1	0	0.01	0	0	0	0.01	0	0	0	20	19	19	19	19	18	18
00/D-071-A/094-A-14/2	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/D-091-C/094-A-14/0	1.82	0	42	0	0.45	0	11	0	0.36	0	8	0	1432	990	921	863	789	729	695
00/C-007-D/094-A-15/0	1.02	0	24	0	0.25	0	6	0	0.19	0	5	0	700	529	499	473	440	411	395
00/C-018-D/094-A-15/0	0.38	0	9	0	0.09	0	2	0	0.08	0	2	0	237	193	184	177	167	158	152
00/C-039-D/094-A-15/0	0.64	0	15	0	0.16	0	4	0	0.12	0	3	0	385	284	267	252	233	216	207
00/C-039-D/094-A-15/BLUE	0.69	0	16	0	0.17	0	4	0	0.13	0	3	0	404	297	278	261	238	219	208
00/C-079-D/094-A-15/0	0.16	0	4	0	0.04	0	1	0	0.03	0	1	0	117	109	107	106	103	101	100
00/C-080-D/094-A-15/0	0.99	0	23	0	0.25	0	6	0	0.20	0	5	0	663	414	379	349	312	283	267
Total BUICK25+ (Divest)	13.77	0	319	0	3.44	0	80	0	2.68	0	64	0	10411	6440	5921	5494	4977	4567	4337
BUICK33.3+																			
00/C-035-B/094-A-14/2	1.43	0	33	0	0.48	0	11	0	0.37	0	9	0	1528	1194	1134	1081	1012	953	919
02/C-035-B/094-A-14/0	0.98	0	23	0	0.33	0	8	0	0.24	0	6	0	883	659	621	587	544	508	487
00/D-039-B/094-A-14/DUNL	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Total BUICK33.3+	2.41	0	56	0	0.80	0	19	0	0.61	0	15	0	2411	1853	1755	1669	1556	1461	1405
BUICK50+																			
00/11-32-088-19W6/2	0.80	0	19	0	0.40	0	9	0	0.30	0	7	0	1022	753	708	668	617	574	549
00/12-34-088-19W6/0	0.82	0	19	0	0.41	0	10	0	0.33	0	8	0	1108	778	724	678	620	572	544
00/05-35-088-19W6/0	0.40	0	9	0	0.20	0	5	0	0.15	0	4	0	480	393	376	361	341	323	312
00/A-029-L/094-A-10/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/A-029-L/094-A-10/2	0.42	0	10	0	0.21	0	5	0	0.17	0	4	0	528	420	400	381	357	336	324
00/B-037-L/094-A-10/2	0.53	0	12	0	0.26	0	6	0	0.20	0	5	0	583	421	393	369	339	313	299
00/D-039-L/094-A-10/2	0.62	0	14	0	0.31	0	7	0	0.25	0	6	0	777	559	522	490	449	416	396
00/B-022-I/094-A-11/0	0.83	0	19	0	0.41	0	10	0	0.33	0	8	0	1092	737	681	634	575	527	500
00/C-032-I/094-A-11/0	2.20	0	51	0	1.10	0	25	0	0.86	0	20	0	3483	2136	1952	1800	1617	1473	1393

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Gross Lease Reserves Oil Mbbl	Gross Lease Reserves NGL Mbbl	Gross Lease Reserves Sulphur Mlt	Company Interest Reserves Gas Bcf	Company Interest Reserves Oil Mbbl	Company Interest Reserves NGL Mbbl	Company Interest Reserves Sulphur Mlt	Net Interest Reserves Gas Bcf	Net Interest Reserves Oil Mbbl	Net Interest Reserves NGL Mbbl	Net Interest Reserves Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
00/C-034-I/094-A-11/BLUE	0.97	0	22	0	0.48	0	11	0	0.36	0	9	0	1190	823	761	707	638	580	547
00/D-045-I/094-A-11/0	0.42	0	10	0	0.21	0	5	0	0.17	0	4	0	545	446	427	410	387	367	354
00/B-044-J/094-A-11/0	1.01	0	23	0	0.51	0	12	0	0.40	0	9	0	1423	1074	1013	958	887	827	792
Total BUICK50+	9.02	0	209	0	4.51	0	104	0	3.51	0	84	0	12232	8540	7958	7457	6827	6307	6009
Total Buick Creek	30.88	158	715	0	10.17	38	236	0	7.91	34	188	0	29507	20103	18706	17519	16038	14827	14136
Cessford Unit & Non-Unit																			
00/14-18-025-11W4/0	1.44	0	0	0	0.36	0	0	0	0.28	0	0	0	1321	689	621	567	505	457	431
00/06-19-025-11W4/0	0.00	9	0	0	0.00	2	0	0	0.00	2	0	0	61	57	56	55	54	53	52
Basal Colorado Gas	22.53	0	0	0	0.66	0	0	0	0.54	0	0	0	2841	1039	895	789	674	591	547
Cessford Mannville C West	0.47	0	0	0	0.01	0	0	0	0.01	0	0	0	54	27	24	21	19	16	15
Cessford Unit 1 Oil Wells	0.28	0	0	0	0.01	0	0	0	0.01	0	0	0	30	24	23	22	21	20	19
Cessford Unit No. 2	1.08	0	0	0	0.03	0	0	0	0.03	0	0	0	121	68	62	56	50	45	42
Mannville Gas	11.21	0	0	0	0.33	0	0	0	0.28	0	0	0	1257	739	671	616	550	499	471
Viking Gas	2.05	0	0	0	0.06	0	0	0	0.05	0	0	0	193	129	120	112	103	95	91
Total Cessford Unit & Non-Unit	39.07	9	0	0	1.46	2	0	0	1.20	2	0	0	5878	2773	2473	2240	1975	1776	1669
Craigend																			
00/13-18-063-11W4/0	0.01	0	0	0	0.00	0	0	0	0.00	0	0	0	3	3	3	3	3	3	3
00/02-19-063-11W4/2	0.21	0	0	0	0.07	0	0	0	0.07	0	0	0	216	142	130	120	108	98	92
00/06-26-063-11W4/0	0.21	0	0	0	0.08	0	0	0	0.08	0	0	0	258	181	168	157	143	131	124
00/11-28-063-11W4/0	0.03	0	0	0	0.01	0	0	0	0.01	0	0	0	34	32	32	31	31	30	30
00/11-28-063-11W4/3	0.02	0	0	0	0.01	0	0	0	0.01	0	0	0	20	19	19	19	19	18	18
00/10-36-063-11W4/0	0.02	0	0	0	0.00	0	0	0	0.00	0	0	0	15	14	14	14	13	13	13
00/05-13-063-12W4/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/12-27-063-12W4/0	0.91	0	0	0	0.46	0	0	0	0.37	0	0	0	1545	1023	941	871	784	714	674
00/12-27-063-12W4/2	0.02	0	0	0	0.01	0	0	0	0.01	0	0	0	27	25	25	25	24	24	23
00/11-29-063-12W4/0	0.71	0	0	0	0.18	0	0	0	0.14	0	0	0	575	436	411	388	357	331	316
00/11-29-063-12W4/G	0.30	0	0	0	0.08	0	0	0	0.06	0	0	0	248	121	102	87	69	55	47
00/04-34-063-12W4/2	0.28	0	0	0	0.02	0	0	0	0.02	0	0	0	76	55	51	48	44	41	39
00/01-36-063-12W4/2	0.16	0	0	0	0.06	0	0	0	0.06	0	0	0	178	110	100	91	81	72	68
00/10-26-063-13W4/0	0.10	0	0	0	0.10	0	0	0	0.09	0	0	0	284	244	235	228	217	208	202

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Company Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Net Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
00/10-26-063-13W4/V	0.26	0	0	0	0.26	0	0	0	0.23	0	0	0	831	411	349	299	238	191	166
00/06-06-064-10W4/2	0.11	0	0	0	0.04	0	0	0	0.04	0	0	0	98	74	70	66	61	57	54
00/11-18-064-10W4/0	0.18	0	0	0	0.04	0	0	0	0.04	0	0	0	135	116	112	108	103	98	96
00/05-03-064-11W4/0	0.02	0	0	0	0.01	0	0	0	0.00	0	0	0	19	18	18	18	18	18	18
00/05-03-064-11W4/V	0.32	0	0	0	0.11	0	0	0	0.10	0	0	0	365	240	218	199	174	153	142
00/03-05-064-11W4/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	2	2	2
00/05-10-064-11W4/0	0.01	0	0	0	0.00	0	0	0	0.00	0	0	0	16	16	16	16	16	15	15
00/09-19-064-11W4/0	0.04	0	0	0	0.02	0	0	0	0.02	0	0	0	56	52	51	50	49	48	47
00/10-27-064-11W4/2	0.66	0	0	0	0.33	0	0	0	0.28	0	0	0	1099	743	686	638	578	528	500
00/11-30-064-11W4/0	0.69	0	0	0	0.35	0	0	0	0.29	0	0	0	1183	758	693	638	570	516	485
00/12-31-064-11W4/0	1.14	0	0	0	0.57	0	0	0	0.44	0	0	0	1836	1284	1194	1117	1019	938	891
00/13-02-064-12W4/0	0.53	0	0	0	0.06	0	0	0	0.06	0	0	0	290	206	192	180	165	153	145
00/13-04-064-12W4/3	0.06	0	0	0	0.06	0	0	0	0.05	0	0	0	149	131	127	123	118	114	111
00/13-04-064-12W4/4	0.20	0	0	0	0.20	0	0	0	0.19	0	0	0	537	342	312	287	256	231	217
00/16-05-064-12W4/0	0.19	0	0	0	0.02	0	0	0	0.02	0	0	0	100	84	81	78	74	70	68
00/15-11-064-12W4/0	0.09	0	0	0	0.01	0	0	0	0.01	0	0	0	47	40	39	38	36	35	34
00/06-14-064-12W4/2	0.50	0	0	0	0.50	0	0	0	0.43	0	0	0	1647	1159	1079	1010	922	850	808
00/14-16-064-12W4/2	0.29	0	0	0	0.03	0	0	0	0.03	0	0	0	159	125	119	114	107	101	97
00/14-16-064-12W4/3	0.47	0	0	0	0.06	0	0	0	0.06	0	0	0	253	205	196	188	177	168	162
00/11-18-064-12W4/2	0.20	0	0	0	0.10	0	0	0	0.09	0	0	0	286	217	204	193	179	167	159
00/10-23-064-12W4/0	1.99	0	0	0	1.00	0	0	0	0.74	0	0	0	3182	2068	1896	1751	1570	1425	1344
00/12-27-064-12W4/0	0.13	0	0	0	0.06	0	0	0	0.06	0	0	0	186	155	148	143	135	128	124
00/14-33-064-12W4/0	0.10	0	0	0	0.05	0	0	0	0.05	0	0	0	158	139	136	132	127	122	120
00/14-33-064-12W4/C	0.63	0	0	0	0.31	0	0	0	0.24	0	0	0	950	634	578	529	466	412	381
00/11-13-064-13W4/2	0.31	0	0	0	0.16	0	0	0	0.14	0	0	0	498	380	359	340	316	295	283
00/02-14-064-13W4/(0&2)	1.10	0	0	0	0.13	0	0	0	0.13	0	0	0	599	407	377	351	318	291	276
00/07-23-064-13W4/0	0.15	0	0	0	0.15	0	0	0	0.13	0	0	0	417	328	312	297	277	260	250
00/16-04-065-12W4/0	0.15	0	0	0	0.01	0	0	0	0.01	0	0	0	41	35	34	32	31	29	29
00/16-04-065-12W4/2	0.05	0	0	0	0.00	0	0	0	0.00	0	0	0	13	11	11	11	10	10	10
00/01-24-065-12W4/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
00/03-28-065-12W4/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-5168	-3144	-2846	-2598	-2295	-2055	-1922
Total Craigend	13.53	0	0	0	5.73	0	0	0	4.80	0	0	0	13465	9642	8995	8431	7711	7110	6764
Cyn-Pem Cardium D Unit No. 1																			
00/10-22-051-10W5/0	0.05	262	2	0	0.00	2	0	0	0.00	2	0	0	50	29	26	24	21	19	18

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
00/10-30-051-10W5/0	0.08	379	3	0	0.00	3	0	0	0.00	2	0	0	73	40	36	33	30	27	25
00/08-25-051-11W5/0	0.04	195	2	0	0.00	1	0	0	0.00	1	0	0	37	22	20	18	16	15	14
00/10-25-051-11W5/0	0.12	567	5	0	0.00	4	0	0	0.00	3	0	0	108	60	54	49	44	40	38
10-20 INFILL	0.05	261	2	0	0.00	2	0	0	0.00	2	0	0	48	27	24	22	19	17	16
15-36 INFILL	0.04	200	2	0	0.00	1	0	0	0.00	1	0	0	34	17	15	13	11	10	9
East Lobe Other Producers	0.11	545	5	0	0.00	4	0	0	0.00	4	0	0	98	59	54	49	44	40	38
West Lobe Other Producers	0.26	1232	10	0	0.00	9	0	0	0.00	8	0	0	227	135	122	113	101	92	86
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-194	-86	-75	-66	-57	-50	-46
Total Cyn-Pem Cardium D Unit No. 1	0.76	3640	30	0	0.01	26	0	0	0.00	23	0	0	482	302	276	255	230	210	199
Cyn-Pem Non-Unit																			
02/06-16-050-11W5/0	0.83	0	42	0	0.07	0	3	0	0.06	0	2	0	293	196	181	168	153	140	133
00/04-27-050-11W5/2	0.02	0	1	0	0.00	0	0	0	0.00	0	0	0	4	3	3	3	3	3	3
02/10-29-050-11W5/0	1.21	0	62	0	0.05	0	3	0	0.04	0	2	0	219	143	132	122	110	101	95
00/12-29-050-11W5/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	2	2	2
02/09-31-050-11W5/0	0.86	0	44	0	0.26	0	13	0	0.21	0	9	0	1105	751	696	649	590	543	515
00/16-31-050-11W5/0	0.00	10	0	0	0.00	3	0	0	0.00	3	0	0	39	36	35	34	33	32	32
00/08-32-050-11W5/0	1.30	0	66	0	0.11	0	6	0	0.09	0	4	0	473	299	273	252	225	204	192
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-581	-336	-302	-273	-238	-211	-196
Total Cyn-Pem Non-Unit	4.21	11	214	0	0.49	3	25	0	0.40	3	17	0	1553	1094	1021	958	879	813	776
Dalesboro																			
11/11-09-006-03W2/0	0.00	23	0	0	0.00	2	0	0	0.00	2	0	0	30	25	24	23	22	20	20
01/01-13-006-04W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
91/02-13-006-04W2/0	0.00	8	0	0	0.00	8	0	0	0.00	7	0	0	55	48	47	46	44	42	41
01/08-13-006-04W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
11/09-13-006-04W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Total Dalesboro	0.00	31	0	0	0.00	10	0	0	0.00	9	0	0	85	73	71	68	65	63	61
Enchant (Divest Entities)																			
00/02-17-013-15W4/0	0.01	21	0	0	0.00	9	0	0	0.00	9	0	0	114	98	95	92	88	84	82
00/03-17-013-15W4/0	0.00	13	0	0	0.00	6	0	0	0.00	5	0	0	56	50	49	48	46	44	44

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Gross Lease Reserves Oil Mbbl	Gross Lease Reserves NGL Mbbl	Gross Lease Reserves Sulphur Mlt	Company Interest Reserves Gas Bcf	Company Interest Reserves Oil Mbbl	Company Interest Reserves NGL Mbbl	Company Interest Reserves Sulphur Mlt	Net Interest Reserves Gas Bcf	Net Interest Reserves Oil Mbbl	Net Interest Reserves NGL Mbbl	Net Interest Reserves Sulphur Mlt	BIT Discounted PV M$ 0%	8%	10%	12%	15%	18%	20%
00/04-17-013-15W4/0	0.00	13	0	0	0.00	6	0	0	0.00	6	0	0	63	56	55	53	52	50	49
02/07-17-013-15W4/0	0.00	3	0	0	0.00	1	0	0	0.00	1	0	0	10	10	10	10	10	10	9
Total Enchant (Divest Entities)	0.02	49	1	0	0.01	22	1	0	0.00	21	0	0	243	214	208	203	195	188	184
Eyremore																			
02/09-16-018-18W4/0	0.08	0	0	0	0.01	0	0	0	0.01	0	0	0	45	33	31	29	26	25	23
00/14-17-018-18W4/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	2	2	2	1	1	1	1
00/08-21-018-18W4/2	0.12	0	0	0	0.01	0	0	0	0.01	0	0	0	68	49	46	43	40	37	36
Total Eyremore	0.21	0	0	0	0.03	0	0	0	0.03	0	0	0	115	83	78	74	68	63	60
Garrington Cardium Unit No. 3																			
GCU#3	0.47	204	17	0	0.05	20	2	0	0.03	18	1	0	298	205	189	176	158	144	136
Total Garrington Cardium Unit No. 3	0.47	204	17	0	0.05	20	2	0	0.03	18	1	0	298	205	189	176	158	144	136
Goose River Unit No. 1																			
BEFORE INJECTION CORRECTION	4.77	7097	1844	0	0.16	231	60	0	0.11	197	42	0	4543	3210	2978	2772	2507	2282	2151
FUTURE INJECTION CORRECT	-0.11	0	-54	0	0.00	0	-2	0	0.00	0	-2	0	-48	-1	0	0	0	0	0
Total Goose River Unit No. 1	4.66	7097	1789	0	0.15	231	58	0	0.11	197	40	0	4494	3209	2977	2772	2507	2282	2151
Granada																			
00/11-01-053-11W5/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/16-03-053-11W5/0	0.43	0	14	0	0.03	0	1	0	0.02	0	1	0	104	77	72	68	63	58	56
Total Granada	0.43	0	14	0	0.03	0	1	0	0.02	0	1	0	104	77	72	68	63	58	56
Grand Forks																			
00/10-16-013-13W4/0	0.00	23	0	0	0.00	11	0	0	0.00	11	0	0	102	89	87	84	81	78	76
SAWTOOTH QQQ	0.00	86	0	0	0.00	26	0	0	0.00	25	0	0	245	215	209	203	195	187	183
Total Grand Forks	0.00	109	0	0	0.00	37	0	0	0.00	36	0	0	347	304	295	287	276	265	259

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Harmattan East Unit No. 1																			
Harmattan East Unit No.1-Gas																			
Gas Unit	59.48	0	5330	0	0.15	0	14	0	0.11	0	9	0	814	463	418	382	339	305	287
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-219	-98	-84	-74	-63	-55	-50
Total Harmattan East Unit No.1-Gas	59.48	0	5330	0	0.15	0	14	0	0.11	0	9	0	595	365	333	307	276	251	237
Harmattan East Unit No.1-Oil																			
00/07-33-031-03W5/0	0.00	9	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/03-07-032-03W5/0	0.00	34	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
00/13-18-032-03W5/0	0.00	114	0	0	0.00	0	0	0	0.00	0	0	0	6	4	4	3	3	3	3
00/03-35-032-04W5/0	0.00	15	0	0	0.00	0	0	0	0.00	0	0	0	1	0	0	0	0	0	0
High Water-Cut Wells	0.00	2030	0	0	0.00	5	0	0	0.00	4	0	0	106	67	61	56	49	44	42
Oil Unit Gas Reserves	7.86	0	704	0	0.02	0	2	0	0.01	0	1	0	101	67	61	57	51	46	44
South Horizontal Wells	0.00	183	0	0	0.00	0	0	0	0.00	0	0	0	9	6	6	6	5	5	5
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-160	-98	-89	-81	-71	-63	-59
Total Harmattan East Unit No.1-Oil	7.86	2386	704	0	0.02	6	2	0	0.01	5	1	0	65	48	45	43	40	37	36
Total Harmattan East Unit No. 1	67.34	2386	6034	0	0.17	6	15	0	0.12	5	10	0	660	413	378	350	315	288	272
Harmattan East Viking Unit No. 1																			
2004 Infill Wells	0.11	526	9	0	0.00	6	0	0	0.00	5	0	0	61	24	19	15	11	7	5
2005 Infill Wells	0.11	526	9	0	0.00	6	0	0	0.00	5	0	0	60	21	16	12	8	5	3
Total Unit	0.48	2409	42	0	0.01	27	0	0	0.00	22	0	0	474	235	211	192	170	154	145
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-67	-19	-16	-13	-11	-9	-9
Total Harmattan East Viking Unit No. 1	0.69	3461	61	0	0.01	39	1	0	0.01	31	1	0	528	262	231	206	178	156	144
Harmattan Elkton Unit No. 1																			
Harmattan Elkton Unit No. 1- Gas																			

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Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Harmattan Elkton Unit No.1-Gas	81.58	0	3588	0	1.00	0	44	0	0.82	0	36	0	5551	3608	3322	3082	2787	2551	2418
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-648	-364	-326	-296	-259	-230	-215
Total Harmattan Elkton Unit No. 1- Gas	81.58	0	3588	0	1.00	0	44	0	0.82	0	36	0	4903	3243	2996	2787	2528	2321	2203
Harmattan Elkton Unit No.1-Oil																			
2002 Reactivated Oil	0.00	32	0	0	0.00	0	0	0	0.00	0	0	0	6	5	5	5	5	5	5
High Water Cut >50%	0.00	928	0	0	0.00	9	0	0	0.00	8	0	0	219	154	143	134	122	112	107
High Water Cut>90%	0.00	1035	0	0	0.00	10	0	0	0.00	9	0	0	220	153	141	132	119	109	103
Low Water Cut <10%	0.00	716	0	0	0.00	7	0	0	0.00	6	0	0	171	127	119	112	103	96	91
Oil Unit Gas Reserves	8.86	0	245	0	0.08	0	2	0	0.07	0	2	0	472	323	300	280	256	236	225
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-139	-82	-74	-68	-60	-53	-50
Total Harmattan Elkton Unit No.1-Oil	8.86	2711	245	0	0.08	26	2	0	0.07	23	2	0	949	679	634	595	546	505	481
Total Harmattan Elkton Unit No. 1	90.43	2711	3833	0	1.08	26	46	0	0.89	23	38	0	5851	3922	3630	3382	3074	2825	2684
Hays Unit & Non-Unit																			
02/10-28-013-14W4/0	0.00	12	0	0	0.00	12	0	0	0.00	11	0	0	79	71	69	67	65	63	62
HAYS LOWER MANNVILLE M UNIT NO. 1	0.06	227	3	0	0.01	29	0	0	0.01	27	0	0	243	182	171	162	149	138	132
Total Hays Unit & Non-Unit	0.06	240	3	0	0.01	41	0	0	0.01	38	0	0	322	253	240	229	214	202	194
Holmberg Mannville Gas Unit																			
00/02-22-043-16W4/3	0.30	0	1	0	0.03	0	0	0	0.02	0	0	0	160	150	148	146	142	140	138
00/14-28-043-16W4/2	0.14	0	0	0	0.01	0	0	0	0.01	0	0	0	69	64	63	61	60	58	57
00/01-22-044-17W4/3	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/08-12-045-18W4/3	0.06	0	0	0	0.01	0	0	0	0.00	0	0	0	27	25	25	25	24	24	23
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-142	-125	-121	-118	-113	-108	-105
Total Holmberg Mannville Gas Unit	0.50	0	1	0	0.05	0	0	0	0.04	0	0	0	115	114	114	114	114	113	113
Holmberg Non-Unit (Divest)																			

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Gross Lease Reserves Oil Mbbl	Gross Lease Reserves NGL Mbbl	Gross Lease Reserves Sulphur Mlt	Company Interest Reserves Gas Bcf	Company Interest Reserves Oil Mbbl	Company Interest Reserves NGL Mbbl	Company Interest Reserves Sulphur Mlt	Net Interest Reserves Gas Bcf	Net Interest Reserves Oil Mbbl	Net Interest Reserves NGL Mbbl	Net Interest Reserves Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
00/12-16-043-16W4/0	1.83	0	3	0	0.05	0	0	0	0.05	0	0	0	233	147	134	124	112	101	96
00/15-02-044-17W4/2	0.11	0	0	0	0.01	0	0	0	0.01	0	0	0	29	27	26	26	25	25	24
00/07-10-045-17W4/0	0.20	0	0	0	0.01	0	0	0	0.01	0	0	0	24	18	17	16	14	13	13
Total Holmberg Non-Unit (Divest)	2.14	0	4	0	0.06	0	0	0	0.06	0	0	0	286	191	178	166	151	140	133
Inga Units & Non-Unit																			
Inga Non-Unit																			
00/06-15-088-23W6/CPLN	1.60	0	28	10	0.48	0	8	3	0.37	0	7	3	1125	801	741	686	614	552	515
00/05-21-088-23W6/0	1.03	0	18	7	0.31	0	5	2	0.24	0	4	2	969	727	683	645	595	553	528
00/10-21-088-23W6/0	1.16	0	21	7	0.35	0	6	2	0.27	0	5	2	1046	772	725	685	632	588	562
00/04-28-088-23W6/0	1.28	0	23	8	0.38	0	7	2	0.30	0	5	2	1207	821	758	705	637	582	551
00/A-047-B/094-A-13/2	1.56	0	27	10	0.78	0	14	5	0.60	0	11	4	2534	1748	1620	1510	1371	1258	1193
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-4064	-2476	-2231	-2024	-1769	-1566	-1452
Total Inga Non-Unit	6.64	0	117	43	2.30	0	40	15	1.79	0	32	12	2818	2392	2297	2206	2081	1967	1897
Inga North Unit No. 1																			
Inga North U No. 1	8.20	0	219	310	1.55	0	41	58	1.20	0	33	48	4709	2379	2060	1799	1490	1252	1122
Total Inga North Unit No. 1	8.20	0	219	310	1.55	0	41	58	1.20	0	33	48	4709	2379	2060	1799	1490	1252	1122
Inga Unit No. 3																			
Inga U No. 3	9.93	0	242	0	1.97	0	48	0	1.53	0	38	0	7480	4720	4321	3988	3583	3260	3080
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-1638	-899	-800	-720	-625	-552	-513
Total Inga Unit No. 3	9.93	0	242	0	1.97	0	48	0	1.53	0	38	0	5842	3821	3521	3268	2958	2708	2568
Total Inga Units & Non-Unit	24.77	0	577	352	5.81	0	130	73	4.52	0	104	61	13369	8592	7878	7274	6528	5927	5587

Instow Unit & Non-Unit (Divest)

Instow Non-Unit

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
21/01-17-010-18W3/0	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	7	7	7	7	7	6	6
Total Instow Non-Unit	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	7	7	7	7	7	6	6
Total Instow Unit & Non-Unit (Divest)	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	7	7	7	7	7	6	6
Klua																			
00/C-014-F/094-J-09/0	0.90	0	0	0	0.22	0	0	0	0.18	0	0	0	467	420	410	400	387	375	368
00/B-075-F/094-J-09/2	2.03	0	0	0	1.01	0	0	0	0.79	0	0	0	2613	2400	2354	2310	2249	2191	2155
Total Klua	2.93	0	0	0	1.24	0	0	0	0.97	0	0	0	3080	2820	2764	2711	2636	2566	2523
Midale Non-Unit (Divest Entities)																			
93/01-27-006-11W2/0	0.00	19	0	0	0.00	3	0	0	0.00	2	0	0	22	20	20	19	19	18	18
01/05-12-007-11W2/0	0.00	2	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
01/11-12-007-11W2/2	0.00	46	0	0	0.00	3	0	0	0.00	2	0	0	14	11	11	10	10	9	9
Total Midale Non-Unit (Divest Entities)	0.00	66	0	0	0.00	5	0	0	0.00	4	0	0	37	32	31	30	29	28	27
Minnehik-Buck Lake Ostracod Unit No. 2																			
Gas Unit																			
Gas Unit Ostracod A	1.51	0	151	0	0.16	0	16	0	0.14	0	11	0	778	559	522	490	448	414	394
Gas Unit Ostracod B	0.34	0	34	0	0.04	0	4	0	0.03	0	3	0	175	127	118	111	102	94	90
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-274	-174	-157	-144	-126	-112	-104
Total Gas Unit	1.85	0	185	0	0.20	0	20	0	0.17	0	14	0	678	513	483	457	424	395	379
Oil Unit																			
Oil Unit Ostracod A	0.00	33	0	0	0.00	2	0	0	0.00	2	0	0	30	22	21	19	18	16	16
Oil Unit Ostracod B	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
Total Oil Unit	0.00	34	0	0	0.00	2	0	0	0.00	2	0	0	31	23	21	20	19	17	16

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Gross Lease Reserves Oil Mbbl	Gross Lease Reserves NGL Mbbl	Gross Lease Reserves Sulphur Mlt	Company Interest Reserves Gas Bcf	Company Interest Reserves Oil Mbbl	Company Interest Reserves NGL Mbbl	Company Interest Reserves Sulphur Mlt	Net Interest Reserves Gas Bcf	Net Interest Reserves Oil Mbbl	Net Interest Reserves NGL Mbbl	Net Interest Reserves Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
Total Minnehik-Buck Lake Ostracod Unit No. 2	1.85	34	185	0	0.20	2	20	0	0.17	2	14	0	709	535	505	478	442	413	395
MIPA Cardium Oil (Divest Entities)																			
00/12-29-049-07W5/0	0.00	24	0	0	0.00	24	0	0	0.00	24	0	0	200	161	154	147	138	131	126
00/06-30-049-07W5/0	0.00	12	1	0	0.00	12	1	0	0.00	11	0	0	84	74	72	70	67	65	63
Total MIPA Cardium Oil (Divest Entities)	0.01	36	1	0	0.01	36	1	0	0.00	35	1	0	284	235	226	217	205	195	189
Pembina - Minor Entities (Divest Entities)																			
Gas Wells																			
00/04-23-049-11W5/0	1.82	0	48	0	0.01	0	0	0	0.01	0	0	0	47	47	46	46	46	46	45
00/08-32-050-07W5/0	0.16	0	4	0	0.02	0	1	0	0.02	0	0	0	66	57	55	53	51	49	48
00/10-20-050-08W5/0	0.71	0	19	0	0.27	0	7	0	0.21	0	5	0	898	626	581	543	495	456	433
00/14-21-050-08W5/0	2.17	0	58	0	0.82	0	22	0	0.61	0	14	0	2940	1456	1292	1164	1017	906	847
00/06-07-051-07W5/0	0.74	0	20	0	0.03	0	1	0	0.03	0	1	0	116	80	74	69	63	58	55
00/07-12-051-08W5/0	0.25	0	7	0	0.03	0	1	0	0.03	0	1	0	104	85	81	78	74	70	67
Lobstick Gas Unit No. 1	12.37	0	328	0	0.58	0	15	0	0.48	0	10	0	1990	1224	1114	1022	911	824	775
Total Gas Wells	18.24	0	483	0	1.75	0	46	0	1.38	0	30	0	6160	3574	3245	2976	2657	2408	2270
Oil Wells																			
00/12-27-047-06W5/0	0.03	2	1	0	0.00	0	0	0	0.00	0	0	0	13	12	12	11	11	11	10
00/14-09-049-06W5/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-2	-2	-2	-1	-1	-1	-1
00/08-16-049-06W5/0	0.01	18	0	0	0.00	9	0	0	0.00	9	0	0	62	51	49	47	45	43	41
00/14-16-049-06W5/0	0.01	11	0	0	0.00	5	0	0	0.00	5	0	0	38	34	33	32	31	30	29
00/16-16-049-06W5/0	0.01	43	1	0	0.01	22	0	0	0.00	21	0	0	254	177	164	154	140	129	123
00/06-34-050-10W5/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	2	2	2
Pembina Bear Lake Cardium Unit No. 1	0.42	854	44	0	0.03	67	3	0	0.02	63	2	0	496	351	327	307	282	261	249
Pembina Cardium Unit No. 4	0.35	500	7	0	0.02	23	0	0	0.01	23	0	0	123	76	70	65	59	55	52
Pembina Cardium Unit No. 8	0.09	168	7	0	0.01	17	1	0	0.01	16	1	0	106	89	85	82	79	75	73
Total Oil Wells	0.92	1597	62	0	0.07	143	5	0	0.05	137	4	0	1091	789	741	699	647	603	578

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Gross Lease Reserves Oil Mbbl	Gross Lease Reserves NGL Mbbl	Gross Lease Reserves Sulphur Mlt	Company Interest Reserves Gas Bcf	Company Interest Reserves Oil Mbbl	Company Interest Reserves NGL Mbbl	Company Interest Reserves Sulphur Mlt	Net Interest Reserves Gas Bcf	Net Interest Reserves Oil Mbbl	Net Interest Reserves NGL Mbbl	Net Interest Reserves Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
Total Pembina - Minor Entities (Divest Entit	19.15	1597	544	0	1.83	143	52	0	1.43	137	34	0	7251	4363	3986	3676	3303	3011	2849
Pembina F																			
Pembina F Lease Oil WC 0-50%	0.14	319	15	0	0.14	319	15	0	0.09	305	10	0	6420	3941	3579	3277	2911	2622	2462
Pembina F Lease Oil WC 55-80%	0.04	113	5	0	0.04	113	5	0	0.03	106	3	0	2590	1514	1361	1235	1083	965	900
Pembina F Lease Oil WC 82-90%	0.02	40	2	0	0.02	40	2	0	0.01	38	1	0	702	548	519	493	458	428	410
Pembina P Lease Oil Producers	0.00	40	1	0	0.00	40	1	0	0.00	38	0	0	922	615	567	526	475	433	409
Project No. 6 Oil Producers	0.04	53	4	0	0.04	53	4	0	0.02	52	3	0	1029	766	718	676	621	575	548
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-3185	-1791	-1592	-1427	-1229	-1075	-991
Total Pembina F	0.24	565	26	0	0.24	565	26	0	0.15	540	17	0	8477	5593	5153	4780	4319	3948	3738
Pinto Unit & Non-Unit																			
Pinto Non-Unit																			
31/05-14-001-04W2/0	0.01	6	0	0	0.00	1	0	0	0.00	1	0	0	7	6	6	6	5	5	5
40/07-14-001-04W2/0	0.00	2	0	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	2	2	2
21/01-23-001-04W2/0	0.03	39	0	0	0.00	3	0	0	0.00	3	0	0	47	30	28	26	23	21	20
21/05-24-001-04W2/0	0.01	4	0	0	0.00	0	0	0	0.00	0	0	0	3	3	3	3	2	2	2
Total Pinto Non-Unit	0.05	51	0	0	0.00	4	0	0	0.00	4	0	0	58	40	38	35	33	30	29
Pinto Voluntary Unit No. 2																			
01/14-07-001-04W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
41/14-17-001-04W2/0	0.03	7	0	0	0.00	1	0	0	0.00	1	0	0	9	8	8	7	7	6	6
31/04-18-001-04W2/0	0.01	13	0	0	0.00	1	0	0	0.00	1	0	0	16	12	12	11	10	10	9
41/06-18-001-04W2/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
11/12-18-001-04W2/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
01/14-18-001-04W2/0	0.01	3	0	0	0.00	0	0	0	0.00	0	0	0	3	3	3	3	3	3	3
01/16-18-001-04W2/0	0.01	4	0	0	0.00	0	0	0	0.00	0	0	0	4	4	4	4	4	3	3
31/04-19-001-04W2/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
21/06-19-001-04W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
01/08-19-001-04W2/0	0.01	5	0	0	0.00	0	0	0	0.00	0	0	0	6	5	5	5	5	5	4
11/12-19-001-04W2/0	0.01	10	0	0	0.00	1	0	0	0.00	1	0	0	11	9	9	8	8	7	7

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Gross Lease Reserves Oil Mbbl	Gross Lease Reserves NGL Mbbl	Gross Lease Reserves Sulphur Mlt	Company Interest Reserves Gas Bcf	Company Interest Reserves Oil Mbbl	Company Interest Reserves NGL Mbbl	Company Interest Reserves Sulphur Mlt	Net Interest Reserves Gas Bcf	Net Interest Reserves Oil Mbbl	Net Interest Reserves NGL Mbbl	Net Interest Reserves Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
21/14-19-001-04W2/0	0.00	3	0	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	2	2	2
11/04-20-001-04W2/0	0.02	20	0	0	0.00	1	0	0	0.00	1	0	0	25	18	16	15	14	13	12
31/12-20-001-04W2/0	0.01	12	0	0	0.00	1	0	0	0.00	1	0	0	14	11	11	10	9	9	8
01/14-20-001-04W2/0	0.01	10	0	0	0.00	1	0	0	0.00	1	0	0	11	9	9	8	8	7	7
20/03-28-001-04W2/0	0.00	2	0	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	2	2	2
01/05-28-001-04W2/0	0.01	10	0	0	0.00	1	0	0	0.00	1	0	0	12	9	9	9	8	7	7
41/04-29-001-04W2/0	0.00	3	0	0	0.00	0	0	0	0.00	0	0	0	3	3	3	2	2	2	2
01/12-29-001-04W2/0	0.01	25	0	0	0.00	2	0	0	0.00	2	0	0	34	23	22	20	18	17	16
01/08-12-001-05W2/0	0.01	8	0	0	0.00	1	0	0	0.00	1	0	0	8	7	6	6	6	5	5
01/16-12-001-05W2/0	0.00	5	0	0	0.00	0	0	0	0.00	0	0	0	5	5	4	4	4	4	4
41/02-13-001-05W2/0	0.00	4	0	0	0.00	0	0	0	0.00	0	0	0	4	3	3	3	3	3	3
41/04-13-001-05W2/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
31/06-13-001-05W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
21/08-13-001-05W2/0	0.00	3	0	0	0.00	0	0	0	0.00	0	0	0	3	3	3	3	3	2	2
Lower Rate Wells (<2bbl/cd)	0.01	3	0	0	0.00	0	0	0	0.00	0	0	0	4	4	3	3	3	3	3
Total Pinto Voluntary Unit No. 2	0.19	156	0	0	0.01	12	0	0	0.01	11	0	0	183	144	138	131	123	117	113
Total Pinto Unit & Non-Unit	0.24	206	0	0	0.02	16	0	0	0.02	15	0	0	241	185	175	167	156	147	141
Pipestone																			
00/01-29-047-26W4/0	0.06	0	0	0	0.02	0	0	0	0.01	0	0	0	67	63	62	61	60	59	58
00/01-29-047-26W4/2	0.73	0	0	0	0.18	0	0	0	0.15	0	0	0	621	370	329	295	252	217	198
Total Pipestone	0.79	0	0	0	0.20	0	0	0	0.16	0	0	0	688	433	391	356	312	276	256
Pouce Coupe South Boundary A Unit																			
Pouce Coupe South Boundary A Unit	0.00	347	0	0	0.00	82	0	0	0.00	69	0	0	1039	518	457	409	354	313	290
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-354	-146	-124	-108	-90	-76	-70
Total Pouce Coupe South Boundary A Unit	0.00	347	0	0	0.00	82	0	0	0.00	69	0	0	684	372	333	301	264	236	221
Pouce Coupe South Boundary B Pool Unit																			
Pouce Coupe South Boundary B Unit	3.21	3892	274	0	0.67	809	57	0	0.47	765	40	0	21072	8969	7780	6872	5856	5113	4721

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Gross Lease Reserves Oil Mbbl	Gross Lease Reserves NGL Mbbl	Gross Lease Reserves Sulphur Mlt	Company Interest Reserves Gas Bcf	Company Interest Reserves Oil Mbbl	Company Interest Reserves NGL Mbbl	Company Interest Reserves Sulphur Mlt	Net Interest Reserves Gas Bcf	Net Interest Reserves Oil Mbbl	Net Interest Reserves NGL Mbbl	Net Interest Reserves Sulphur Mlt	BIT Discounted PV M$ 0%	8%	10%	12%	15%	18%	20%
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-7695	-2798	-2363	-2039	-1688	-1439	-1311
Total Pouce Coupe South Boundary B Pool Unit	3.21	3892	274	0	0.67	809	57	0	0.47	765	40	0	13377	6171	5418	4833	4168	3674	3410
Pouce Coupe South Non-Unit																			
Boundary Gas																			
00/08-08-077-11W6/0	1.24	0	0	0	0.97	0	0	0	0.62	0	0	0	2440	1853	1750	1659	1540	1440	1381
00/06-14-077-11W6/0	1.92	0	0	0	0.00	0	0	0	0.00	0	0	0	17	12	11	10	9	9	8
00/01-16-077-11W6/0	0.70	0	0	0	0.10	0	0	0	0.07	0	0	0	299	233	221	210	196	184	177
02/11-20-077-11W6/0	1.50	0	0	0	0.29	0	0	0	0.22	0	0	0	901	645	603	566	519	481	459
00/08-21-077-11W6/2	1.13	0	0	0	0.19	0	0	0	0.13	0	0	0	532	430	411	393	370	351	339
02/09-22-077-11W6/0	0.23	0	0	0	0.05	0	0	0	0.04	0	0	0	167	147	142	138	133	128	125
02/09-22-077-11W6/2	0.20	0	0	0	0.05	0	0	0	0.04	0	0	0	138	116	112	108	102	97	94
00/04-08-078-12W6/0	0.19	0	0	0	0.03	0	0	0	0.02	0	0	0	102	92	90	88	86	83	82
00/04-08-078-12W6/2	0.33	0	0	0	0.04	0	0	0	0.04	0	0	0	158	135	130	126	120	115	112
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	790	594	561	531	492	460	441
Total Boundary Gas	7.44	0	0	0	1.72	0	0	0	1.19	0	0	0	5543	4257	4030	3830	3569	3347	3217
Boundary Oil																			
X0/06-08-077-11W6/BL	0.00	93	0	0	0.00	55	0	0	0.00	47	0	0	428	127	84	49	8	-23	-39
02/08-08-077-11W6/0	0.00	29	0	0	0.00	23	0	0	0.00	20	0	0	381	332	322	312	299	287	280
00/14-08-077-11W6/0	0.13	32	0	0	0.05	13	0	0	0.03	12	0	0	153	94	85	77	68	60	56
00/04-28-077-11W6/0	0.06	51	0	0	0.01	12	0	0	0.01	11	0	0	197	134	124	115	103	94	88
00/08-30-077-11W6/0	0.03	9	0	0	0.01	2	0	0	0.00	2	0	0	13	11	10	10	9	8	8
00/14-09-078-12W6/0	0.00	47	0	0	0.00	24	0	0	0.00	23	0	0	341	248	232	218	200	185	177
00/16-09-078-12W6/0	0.00	81	0	0	0.00	41	0	0	0.00	39	0	0	676	435	399	369	332	302	285
00/14-10-078-12W6/0	0.00	24	0	0	0.00	12	0	0	0.00	11	0	0	178	151	146	140	134	127	124
00/16-11-078-12W6/0	0.00	20	0	0	0.00	5	0	0	0.00	5	0	0	74	64	62	60	57	55	53
00/09-21-078-12W6/0	0.04	74	0	0	0.00	7	0	0	0.00	6	0	0	105	60	55	50	44	40	37
00/16-24-078-13W6/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	3	3	3	3	3	3	3
Total Boundary Oil	0.26	461	0	0	0.08	193	0	0	0.05	176	0	0	2552	1658	1519	1402	1256	1139	1072
Total Pouce Coupe South Non-Unit	7.70	461	0	0	1.80	193	0	0	1.24	176	0	0	8095	5914	5550	5232	4825	4486	4289

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Gross Lease Reserves Oil Mbbl	Gross Lease Reserves NGL Mbbl	Gross Lease Reserves Sulphur Mlt	Company Interest Reserves Gas Bcf	Company Interest Reserves Oil Mbbl	Company Interest Reserves NGL Mbbl	Company Interest Reserves Sulphur Mlt	Net Interest Reserves Gas Bcf	Net Interest Reserves Oil Mbbl	Net Interest Reserves NGL Mbbl	Net Interest Reserves Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
Progress Non-Unit																			
00/06-31-077-08W6/0	0.54	0	14	0	0.13	0	4	0	0.11	0	2	0	380	293	277	264	246	230	221
00/06-10-077-09W6/0	0.48	0	12	0	0.02	0	0	0	0.02	0	0	0	98	76	72	68	64	60	57
Total Progress Non-Unit	1.02	0	26	0	0.15	0	4	0	0.13	0	3	0	478	369	349	332	309	290	279
Queensdale (Divest)																			
91/02-01-007-01W2/0	0.00	3	0	0	0.00	2	0	0	0.00	2	0	0	17	16	15	15	15	15	15
91/08-01-007-01W2/0	0.00	7	0	0	0.00	3	0	0	0.00	3	0	0	38	35	34	34	33	32	32
91/10-01-007-01W2/0	0.00	8	0	0	0.00	4	0	0	0.00	3	0	0	31	28	27	26	25	25	24
Total Queensdale (Divest)	0.01	19	0	0	0.01	9	0	0	0.00	8	0	0	86	78	77	75	73	71	70
Rapdan Unit																			
INFILL WELLS - 1	0.00	200	0	0	0.00	10	0	0	0.00	8	0	0	73	54	50	47	43	39	37
INFILL WELLS - 2	0.00	200	0	0	0.00	10	0	0	0.00	8	0	0	49	27	24	20	16	13	11
POLYMER FLOOD	0.00	726	0	0	0.00	35	0	0	0.00	29	0	0	229	135	123	113	101	92	87
REST OF UNIT - NORTH	0.00	476	0	0	0.00	23	0	0	0.00	22	0	0	98	57	52	48	43	39	37
REST OF UNIT - SOUTH	0.00	799	0	0	0.00	39	0	0	0.00	29	0	0	293	144	129	117	103	93	87
WATERFLOOD 1	0.00	354	0	0	0.00	17	0	0	0.00	15	0	0	103	58	52	47	42	37	35
WATERFLOOD 2	0.00	1151	0	0	0.00	56	0	0	0.00	42	0	0	444	158	137	121	104	91	85
Total Rapdan Unit	0.00	3907	0	0	0.00	190	0	0	0.00	152	0	0	1289	634	566	513	452	405	379
Ronalane																			
02/10-08-013-12W4/0	0.00	4	0	0	0.00	2	0	0	0.00	2	0	0	15	14	14	14	14	14	13
00/16-08-013-12W4/0	0.00	13	0	0	0.00	8	0	0	0.00	8	0	0	51	44	43	42	40	38	37
02/16-08-013-12W4/0	0.00	4	0	0	0.00	2	0	0	0.00	2	0	0	17	16	16	16	16	16	15
02/03-16-013-12W4/0	0.00	3	0	0	0.00	1	0	0	0.00	1	0	0	10	9	9	9	9	9	9
00/04-16-013-12W4/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/06-16-013-12W4/0	0.00	3	0	0	0.00	1	0	0	0.00	1	0	0	7	7	7	7	7	7	6
Total Ronalane	0.00	27	0	0	0.00	15	0	0	0.00	15	0	0	100	91	90	88	85	83	82

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Sinclair																			
00/14-04-072-11W6/(2,3)	1.98	0	14	0	0.99	0	7	0	0.76	0	5	0	4005	2381	2163	1984	1770	1602	1510
00/01-15-072-11W6/0	0.81	0	6	0	0.20	0	1	0	0.17	0	1	0	820	570	530	495	452	416	395
00/06-15-072-11W6/(0,2)	0.98	0	7	0	0.25	0	2	0	0.20	0	1	0	982	684	636	595	543	501	477
00/06-20-072-11W6/0	0.42	0	3	0	0.20	0	1	0	0.16	0	1	0	786	633	604	578	543	512	494
00/08-23-073-13W6/(2,3)	0.68	0	5	0	0.02	0	0	0	0.02	0	0	0	86	60	55	52	47	43	41
Total Sinclair	4.88	0	35	0	1.66	0	12	0	1.30	0	8	0	6678	4327	3988	3704	3355	3075	2917
South Elkton Unit No. 1																			
00/06-02-031-04W5/0	1.92	0	24	0	0.03	0	0	0	0.02	0	0	0	90	66	62	58	53	50	47
0/07-03 Workover	0.36	0	5	0	0.01	0	0	0	0.00	0	0	0	16	14	14	14	13	13	12
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-15	-8	-8	-7	-6	-5	-5
Total South Elkton Unit No. 1	2.28	0	28	0	0.03	0	0	0	0.02	0	0	0	91	71	68	65	61	57	55
Wembley Prospect (Divest Entities)																			
Wembley Gas																			
00/14-28-073-06W6/0	0.52	0	20	0	0.26	0	10	0	0.21	0	7	0	849	695	665	638	602	570	551
00/14-28-073-06W6/2	0.13	0	5	0	0.07	0	3	0	0.06	0	2	0	209	189	184	180	174	169	166
00/12-33-073-06W6/0	0.49	0	19	0	0.24	0	9	0	0.19	0	6	0	901	771	744	720	686	657	638
Total Wembley Gas	1.15	0	44	0	0.57	0	22	0	0.46	0	15	0	1959	1654	1594	1538	1463	1396	1355
Wembley Oil																			
00/08-08-072-07W6/0	0.05	8	1	0	0.02	3	0	0	0.02	3	0	0	76	69	68	66	64	62	61
00/16-08-072-07W6/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	4	4	4	4	4	4	4
00/14-09-072-07W6/0	0.09	25	2	0	0.07	20	1	0	0.05	18	1	0	502	448	436	425	410	397	388
00/16-09-072-07W6/0	0.03	8	1	0	0.02	7	0	0	0.02	6	0	0	87	80	79	77	75	73	72
00/14-10-072-07W6/0	0.04	11	1	0	0.01	2	0	0	0.01	2	0	0	37	33	32	32	30	29	29
Total Wembley Oil	0.21	53	4	0	0.12	32	2	0	0.08	30	2	0	706	634	618	604	584	565	554

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Total Wembley Prospect (Divest Entities)	1.35	53	48	0	0.70	32	25	0	0.54	30	17	0	2665	2288	2212	2142	2047	1961	1909
Divestiture Package	354.84	34264	14865	353	41.78	2980	774	73	32.75	2720	577	61	155599	103032	95552	89248	81447	75122	71527

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Economic Forecast

Company: ARC RESOURCES LTD.
Property: Corporate
Description: Divestiture Package

Reserve Class: Proved
Development Class: Producing
Pricing: GLJ (2003-04) Full Year
Effective Date: January 01, 2003
LOOK AHEAD ANALYSIS at July 1, 2003

PRODUCTION FORECAST

	Gross Wells		Oil Production					Total Gas Production					Condensate Production				
Year	Oil	Gas	Gross Daily Stb	Compny Daily Stb	Compny Yearly Mstb	Net Yearly Mstb	Price $/Bbl	Gross Daily Mcf	Compny Daily Mcf	Compny Yearly Mmcf	Net Yearly Mmcf	Price $/Mcf	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	464	286	7941	731	133	119	41.30	125581	16596	3029	2282	6.50	1926	113	20665	15064	43.27
2004	442	278	6828	636	232	210	33.21	101475	12408	4529	3437	5.26	1598	93	33927	24920	34.75
2005	426	265	5922	553	202	185	30.44	83206	9485	3462	2652	4.99	1336	77	28214	20805	31.73
2006	399	250	5186	497	181	167	30.52	69458	7625	2783	2152	4.98	1125	64	23294	17221	31.70
2007	375	282	4524	440	161	149	30.50	58397	6113	2231	1748	4.97	951	54	19729	14611	31.67
2008	344	270	3920	380	139	129	30.57	49741	5098	1861	1470	5.02	810	45	16565	12303	31.65
2009	316	262	3474	321	117	109	30.68	42897	4344	1586	1264	5.13	701	39	14276	10613	31.64
2010	294	207	3147	282	103	96	31.19	37004	3664	1337	1073	5.24	610	33	12104	8987	32.13
2011	275	201	2831	247	90	84	31.64	32083	3093	1129	913	5.34	531	28	10074	7481	32.62
2012	241	193	2490	217	79	74	32.14	27980	2659	970	791	5.44	463	24	8676	6439	33.10
2013	223	180	2149	198	72	68	32.65	24393	2229	814	667	5.54	406	20	7360	5447	33.59
2014	185	162	1769	183	67	63	33.14	20693	1696	619	512	5.63	349	15	5345	3899	34.08
Sub.	332	236	4018	376	1576	1453	32.23	53054	5801	24350	18959	5.32	856	48	200228	147792	33.67
Rem.	33	37	250	27	371	347	35.87	2683	186	2550	2123	6.27	38	2	20939	14933	36.54
Tot.	**104**	**84**	**1134**	**109**	**1947**	**1800**	**32.92**	**14505**	**1504**	**26900**	**21082**	**5.41**	**230**	**12**	**221167**	**162725**	**33.94**

	Butane Production					Propane Production					Ethane Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	1499	75	13642	10121	30.71	2092	78	14210	10421	26.80	5	1	245	195	18.67
2004	1206	61	22103	16442	22.44	1688	63	22836	16782	20.24	4	1	418	332	15.91
2005	976	50	18144	13527	20.41	1372	51	18604	13694	17.91	3	1	358	284	14.89
2006	801	41	14922	11150	20.38	1130	42	15224	11223	17.81	3	1	306	243	14.88
2007	653	34	12430	9311	20.35	924	34	12568	9283	17.71	2	1	266	211	14.86
2008	541	29	10414	7819	20.33	768	29	10457	7738	17.63	2	1	231	184	14.84
2009	460	25	8944	6722	20.31	654	25	8948	6623	17.57	2	1	196	156	15.45
2010	398	21	7640	5736	20.75	568	21	7654	5658	18.03	1	0	160	128	15.69
2011	343	18	6401	4807	21.24	490	18	6398	4732	18.31	1	0	135	107	15.95
2012	296	15	5481	4118	21.68	424	15	5455	4035	18.46	1	0	112	89	16.52
2013	258	13	4669	3504	21.85	371	13	4664	3446	18.83	1	0	92	73	16.77
2014	222	10	3545	2643	22.24	321	10	3698	2723	18.76	1	0	65	52	17.27
Sub.	601	31	128334	95900	22.05	848	31	130716	96357	19.31	2	1	2582	2055	15.75
Rem.	24	1	16138	11803	24.23	35	1	17329	12558	20.75	0	0	247	198	18.62
Tot.	**160**	**8**	**144472**	**107703**	**22.29**	**226**	**8**	**148045**	**108915**	**19.48**	**1**	**0**	**2829**	**2253**	**16.00**

	Total NGL Production					Sulphur Production					Total Oil Equiv. Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Lt	Compny Daily Lt	Compny Yearly Lt	Net Yearly Lt	Price $/Lt	Gross Daily Stb	Compny Daily Stb	Compny Yearly Mstb	Net Yearly Mstb	Price $/BOE
2003	5522	267	48762	35802	34.84	11	4	734	612	23.34	34393	3764	687	535	39.16
2004	4496	217	79285	58476	27.04	9	3	1273	1061	22.81	28237	2921	1066	841	31.60
2005	3687	179	65320	48311	24.55	8	3	1098	915	22.68	23477	2313	844	675	29.67
2006	3059	147	53745	39837	24.53	7	3	962	802	22.60	19822	1915	699	566	29.67
2007	2532	123	44993	33417	24.54	6	2	846	705	22.50	16789	1582	577	474	29.65
2008	2121	103	37667	28044	24.53	6	2	761	634	24.00	14332	1333	487	402	29.87
2009	1817	89	32363	24114	24.52	5	2	688	573	25.50	12440	1134	414	344	30.31
2010	1577	75	27557	20508	24.96	5	2	625	521	27.00	10891	968	353	296	30.91
2011	1365	63	23007	17128	25.37	3	1	478	398	29.00	9543	825	301	253	31.45
2012	1184	54	19723	14681	25.78	3	1	428	356	30.50	8338	714	261	220	32.04
2013	1037	46	16785	12470	26.13	2	1	358	299	32.00	7251	616	225	191	32.57
2014	893	35	12653	9318	26.20	0	0	0	0	0.00	6111	501	183	157	33.02
Sub.	2307	110	461860	342104	26.28	5	2	8251	6876	24.59	15167	1452	6097	4955	31.60
Rem.	98	4	54653	39491	27.82	0	0	0	0	0.00	795	62	850	741	36.24
Tot.	**616**	**29**	**516513**	**381596**	**26.44**	**1**	**0**	**8251**	**6876**	**24.59**	**4168**	**388**	**6947**	**5696**	**32.17**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
	Working Interest														
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Royalty Interest M$	Company Total M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2003	5487	19250	1708	26446	457	26903	5616	348	293	-27	5698	21205	2826	2718	5544
2004	7681	23369	2164	33213	483	33696	6636	468	444	-37	6698	26998	5571	4107	9678
2005	6126	16970	1622	24718	326	25044	4649	360	350	-30	4689	20355	5444	3069	8513
2006	5517	13625	1335	20476	257	20733	3637	303	275	-10	3675	17058	5131	2465	7596
2007	4884	10909	1119	16911	207	17118	2804	257	222	-8	2847	14271	4674	1930	6604
2008	4228	9197	938	14364	170	14533	2292	214	185	-6	2328	12205	4233	1653	5886
2009	3582	8012	808	12402	140	12542	1932	179	156	-5	1959	10582	3760	1434	5194
2010	3203	6901	702	10806	118	10924	1631	152	132	-4	1655	9269	3538	1232	4770
2011	2844	5936	595	9375	100	9475	1366	132	99	-3	1402	8073	3281	1055	4336
2012	2534	5209	519	8262	83	8345	1167	115	86	-3	1199	7147	3080	920	4000
2013	2358	4450	448	7257	65	7321	993	92	73	-3	1016	6306	2852	790	3641
2014	2216	3438	330	5984	50	6034	756	79	53	-3	785	5249	2386	606	2992
Sub.	50659	127266	12289	190214	2456	192670	33479	2699	2366	-140	33952	158718	46777	21979	68756
Rem.	13290	15930	1514	30735	84	30819	3455	474	214	3	3712	27107	13771	2909	16681
Tot.	**63949**	**143196**	**13803**	**220948**	**2540**	**223488**	**36934**	**3173**	**2580**	**-137**	**37663**	**185825**	**60548**	**24888**	**85437**
Disc	35396	91451	8740	135587	1794	137381	24571	1928	1688	-108	24920	112461	30815	15635	46450

	Other Expenses			Net Prod'n Revenue	Other Income		Aband. Costs	Oper. Income	Net Capital Investment				Before Tax Cash Flow		
Year	Mineral Tax M$	Capital Tax M$	NPI Payment M$	M$	Other M$	ARTC M$	M$	M$	Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	12% Dcf M$
2003	47	0	-95	15709	136	0	0	15845	46	22	30	99	15746	15746	15306
2004	57	0	-94	17357	229	0	0	17586	40	19	56	115	17471	33217	30905
2005	42	0	-64	11864	182	0	0	12046	41	57	319	417	11630	44847	40176
2006	35	0	-35	9462	146	0	0	9608	41	57	37	135	9472	54319	46919
2007	27	0	-26	7666	116	0	0	7782	42	198	62	302	7480	61799	51672
2008	22	0	-22	6320	92	0	0	6412	36	0	231	266	6146	67945	55159
2009	18	0	-19	5389	76	0	0	5465	36	0	16	52	5413	73357	57902
2010	15	0	-14	4498	62	0	0	4560	37	0	109	146	4414	77772	59899
2011	12	0	-12	3736	49	0	0	3785	37	0	0	37	3747	81519	61412
2012	10	0	-9	3145	39	0	0	3184	38	61	14	112	3072	84591	62520
2013	8	0	-5	2660	30	0	0	2690	31	0	24	55	2636	87227	63368
2014	7	0	0	2251	24	0	0	2275	31	0	122	154	2121	89348	63978
Sub.	301	0	-396	90057	1180	0	0	91237	456	414	1020	1890	89348	89348	63978
Rem.	30	0	207	10189	98	0	0	10287	269	0	173	442	9845	99193	65678
Tot.	**331**	**0**	**-189**	**100246**	**1278**	**0**	**0**	**101524**	**726**	**414**	**1192**	**2332**	**99193**	**99193**	**65678**
Disc	219	0	-288	66080	846	0	0	66926	320	272	656	1248	65678	65678	65678

RESERVE SUMMARY

Product	Units	Remaining Reserves at July 1, 2003 Gross	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents BOE Factor	Company Mstb	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Oil	Mstb	20286	1943	5	1947	1800	1.000	1947	28	38.5	7.3	5.0
Solution Gas	Mmcf	10072	1326	4	1330	928	6.000	222	3	29.5	6.1	4.4
Residue Gas	Mmcf	249345	25113	457	25571	20154	6.000	4262	61	49.0	4.4	3.3
Total Gas	Mmcf	259416	26439	461	26900	21082	6.000	4483	65	49.0	4.4	3.4
	MMMBtu	268197	28359	0	28806	22527				49.0	4.4	3.4
Condensate	Mstb	4118	220	1	221	163	1.000	221	3	29.5	5.4	3.7
Butane	Mstb	2854	144	0	144	108	1.000	144	2	29.5	5.3	3.8
Propane	Mstb	4042	147	1	148	109	1.000	148	2	29.5	5.2	3.8
Ethane	Mstb	10	3	0	3	2	1.000	3	0	27.5	5.8	3.8
Total NGL	Mstb	11024	514	2	517	382	1.000	517	7	29.5	5.3	3.7
Total Oil+NGL	Mstb	31310	2457	7	2464	2182	1.000	2464	35	38.5	6.8	4.7
Sulphur	Mlt	22	8	0	8	7	0.000	0	0	10.5	5.6	3.6
Total Oil Eq.	Mstb	74546	6864	84	6947	5696		6947	100	49.0	5.1	3.8

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties Undisc M$	% of Total	12% Disc M$	% of Total
Oil	$/Stb	44.50	-3.20	41.30	4.40	13.53	0.14	23.24	59347	32	32634	29
Solution Gas	$/Mcf	6.35	0.39	6.74	2.00	1.18	0.01	3.56	5528	3	3125	3
Residue Gas	$/Mcf	6.35	0.14	6.49	1.61	1.13	0.01	3.73	110447	59	70034	62
Total Gas	$/Mcf	6.35	0.15	6.50	1.63	1.14	0.01	3.73	115976	62	73158	65
Condensate	$/Stb	45.00	-1.73	43.27	11.47	7.56	0.03	24.20	5719	3	3639	3
Butane	$/Stb	33.25	-2.54	30.71	8.01	5.37	0.09	17.24	2442	1	1542	1
Propane	$/Stb	29.75	-2.95	26.80	7.34	4.69	0.12	14.66	2131	1	1353	1
Ethane	$/Stb	20.75	-2.08	18.67	3.82	3.26	0.00	11.58	37	0	23	0
Total NGL	$/Stb	37.15	-2.31	34.84	9.26	6.09	0.08	19.41	10329	6	6557	6
Total Oil+NGL	$/Stb	42.53	-2.96	39.57	5.70	11.54	0.12	22.21	69676	37	39191	35
Sulphur	$/Lt	21.43	1.92	23.34	3.89	4.08	0.00	15.37	173	0	112	0
Total Oil Eq.	$/BOE	39.30	-0.13	39.16	8.68	8.07	0.07	22.34	185825	100	112461	100

INTEREST AND NET PRESENT VALUE SUMMARY

Revenue Interests and Burdens (%)

	Initial	Average
Working Interest	10.9099	9.3372
Capital Interest	3.0404	5.7649
Royalty Interest	0.1884	0.1073
Crown Royalty	21.2377	16.7160
Non-crown Royalty	1.3152	1.4360
Mineral Tax	0.1784	0.1500
NPI Payment	0.3985	0.7769
NPI Interest	0.1086	0.0865

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/BOE
0.0	100246	101524	2332	99193	14.28
8.0	73911	74860	1479	73381	10.56
10.0	69715	70609	1354	69255	9.97
12.0	66080	66926	1248	65678	9.45
15.0	61451	62235	1118	61118	8.80
18.0	57589	58320	1012	57308	8.25
20.0	55348	56049	952	55097	7.93

Project.......1036028
Entity.......Divestiture Package (Proved Producing)
Run date....Wed Jun 11 2003 13:48:28
Evaluator...Willmon, James H.

Economic Forecast

Company:	ARC RESOURCES LTD.		Reserve Class:	Proved
Property:	Corporate		Development Class:	Total
Description:	Divestiture Package		Pricing:	GLJ (2003-04) Full Year
			Effective Date:	January 01, 2003

LOOK AHEAD ANALYSIS at July 1, 2003

PRODUCTION FORECAST

	Gross Wells		Oil Production					Total Gas Production					Condensate Production				
Year	Oil	Gas	Gross Daily Stb	Compny Daily Stb	Compny Yearly Mstb	Net Yearly Mstb	Price $/Bbl	Gross Daily Mcf	Compny Daily Mcf	Compny Yearly Mmcf	Net Yearly Mmcf	Price $/Mcf	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	471	290	8388	746	136	121	41.34	124631	16971	3097	2334	6.51	1779	113	20641	15165	43.23
2004	455	285	7768	670	245	220	33.29	102322	13215	4823	3658	5.27	1521	99	36247	26899	34.71
2005	445	273	7135	594	217	197	30.55	85602	10531	3844	2939	4.98	1322	91	33283	24853	31.64
2006	418	261	6425	538	196	179	30.65	72544	8797	3211	2474	4.95	1129	79	28776	21603	31.58
2007	394	290	5399	469	171	158	30.61	62758	7039	2569	2004	4.95	1113	71	25734	19262	31.63
2008	362	278	4496	399	146	135	30.64	52961	5835	2130	1676	5.00	914	58	21217	15942	31.59
2009	333	270	3864	334	122	113	30.72	45350	4930	1799	1430	5.11	771	49	17940	13499	31.57
2010	311	215	3444	292	107	100	31.22	39146	4178	1525	1221	5.21	663	41	15070	11331	32.06
2011	292	209	3076	255	93	87	31.67	33825	3515	1283	1036	5.31	571	34	12561	9451	32.54
2012	258	201	2689	224	82	76	32.17	29234	2961	1081	879	5.42	494	29	10564	7942	33.02
2013	239	178	2314	204	75	70	32.67	24958	2320	847	695	5.51	425	23	8241	6156	33.50
2014	201	167	1915	189	69	64	33.16	21600	1915	699	576	5.60	370	19	6756	5023	33.99
Sub.	348	243	4584	395	1658	1521	32.27	55010	6410	26908	20921	5.29	885	56	237028	177124	33.37
Rem.	36	37	272	28	376	352	35.87	2719	193	2638	2193	6.25	39	2	22380	16065	36.42
Tot.	**111**	**86**	**1284**	**114**	**2034**	**1873**	**32.94**	**14992**	**1652**	**29546**	**23114**	**5.38**	**238**	**15**	**259409**	**193188**	**33.63**

	Butane Production					Propane Production					Ethane Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	1208	68	12347	9260	30.68	1736	68	12432	9211	26.67	5	1	271	216	18.68
2004	1024	59	21661	16305	22.49	1472	59	21679	16107	20.19	4	1	515	410	15.92
2005	847	50	18291	13794	20.49	1221	50	18257	13585	17.89	4	1	452	360	14.91
2006	678	40	14737	11144	20.45	980	40	14564	10862	17.76	3	1	378	301	14.90
2007	838	42	15482	11537	20.53	1178	45	16302	11971	18.00	3	1	322	256	14.88
2008	640	34	12271	9191	20.50	904	35	12654	9335	17.87	2	1	277	220	14.87
2009	513	28	10116	7598	20.45	727	28	10275	7599	17.75	2	1	232	185	15.46
2010	432	23	8461	6353	20.88	614	23	8559	6327	18.19	2	1	188	150	15.70
2011	366	19	7023	5278	21.37	520	19	7070	5233	18.45	1	0	158	126	15.96
2012	308	16	5802	4365	21.77	441	16	5789	4290	18.53	1	0	127	102	16.52
2013	262	12	4538	3405	21.99	377	13	4660	3455	18.79	1	0	104	83	16.77
2014	229	10	3778	2823	22.35	330	11	3932	2901	18.87	1	0	76	61	17.26
Sub.	586	32	134507	101053	21.98	838	32	136174	100877	19.18	2	1	3100	2469	15.73
Rem.	25	1	16421	12011	24.25	36	1	17645	12788	20.78	0	0	253	203	18.59
Tot.	**156**	**8**	**150928**	**113064**	**22.22**	**224**	**9**	**153819**	**113665**	**19.36**	**1**	**0**	**3353**	**2672**	**15.94**

	Total NGL Production					Sulphur Production					Total Oil Equiv. Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Lt	Compny Daily Lt	Compny Yearly Lt	Net Yearly Lt	Price $/Lt	Gross Daily Stb	Compny Daily Stb	Compny Yearly Mstb	Net Yearly Mstb	Price $/BOE
2003	4728	250	45690	33852	35.18	13	5	830	692	23.30	33889	3825	698	544	39.26
2004	4022	219	80102	59721	27.35	12	4	1526	1272	22.76	28844	3092	1129	890	31.70
2005	3393	193	70282	52593	25.06	57	13	4828	3917	22.54	24795	2541	928	739	29.78
2006	2790	160	58455	43910	25.22	80	17	6295	5149	22.52	21306	2164	790	636	29.78
2007	3133	158	57840	43026	24.73	69	14	5146	4287	22.50	18991	1801	657	535	29.69
2008	2460	127	46419	34688	24.82	60	12	4451	3708	24.00	15783	1499	547	449	29.94
2009	2013	106	38563	28881	24.88	52	11	3856	3213	25.50	13435	1261	460	381	30.40
2010	1710	88	32277	24160	25.36	45	9	3346	2788	27.00	11679	1077	393	327	30.99
2011	1459	73	26812	20089	25.80	38	8	2817	2346	29.00	10173	915	334	280	31.56
2012	1243	61	22283	16698	26.23	32	7	2416	2013	30.50	8804	778	284	239	32.17
2013	1064	48	17544	13099	26.52	26	5	1735	1445	32.00	7538	639	233	198	32.68
2014	930	40	14542	10807	26.79	22	4	1494	1245	32.00	6445	548	200	171	33.20
Sub.	2311	122	510809	381524	26.48	43	9	38742	32075	25.16	16064	1585	6653	5389	31.61
Rem.	99	4	56699	41066	27.95	1	0	1540	1283	32.58	825	64	873	759	36.24
Tot.	**619**	**32**	**567508**	**422590**	**26.63**	**11**	**2**	**40282**	**33358**	**25.44**	**4402**	**421**	**7526**	**6148**	**32.15**

REVENUE AND EXPENSE FORECAST

Year	Revenue Before Burdens: Working Interest Oil M$	Working Interest Gas M$	Working Interest NGL+Sul M$	Working Interest Total M$	Royalty Interest M$	Company Total M$	Royalty Burdens Pre-Processing: Crown M$	Royalty Burdens Pre-Processing: Other M$	Gas Processing Allowance: Crown M$	Gas Processing Allowance: Other M$	Total Royalty After Process. M$	Net Revenue After Royalty M$	Operating Expenses: Fixed M$	Operating Expenses: Variable M$	Operating Expenses: Total M$
2003	5606	19718	1620	26944	457	27401	5722	350	300	-27	5799	21602	2865	2806	5671
2004	8117	24946	2215	35278	499	35777	7104	479	479	-38	7142	28635	5750	4446	10196
2005	6599	18811	1860	27270	350	27620	5216	388	407	-27	5224	22396	5706	3522	9228
2006	6002	15640	1609	23251	276	23527	4252	329	340	-7	4247	19279	5493	2933	8426
2007	5229	12541	1541	19311	208	19519	3346	267	277	-8	3343	16177	5040	2293	7333
2008	4454	10502	1255	16211	171	16381	2691	223	230	-6	2689	13692	4486	1953	6439
2009	3733	9066	1054	13854	141	13995	2229	186	193	-4	2227	11768	3991	1680	5671
2010	3322	7839	906	12067	119	12186	1877	159	163	-4	1877	10308	3754	1441	5196
2011	2944	6722	771	10437	101	10537	1562	139	125	-3	1579	8958	3502	1234	4736
2012	2617	5780	656	9053	84	9137	1309	121	106	-2	1326	7811	3259	1056	4315
2013	2429	4609	519	7557	64	7621	1033	97	82	-3	1051	6570	2691	849	3540
2014	2280	3868	436	6584	51	6634	858	84	68	-3	877	5758	2573	709	3283
Sub.	53333	140041	14442	207815	2520	210335	37198	2822	2770	-132	37383	172953	49110	24924	74033
Rem.	13490	16423	1629	31542	88	31630	3572	500	232	4	3836	27794	14089	3022	17111
Tot.	***66823***	***156464***	***16071***	***239358***	***2608***	***241966***	***40770***	***3322***	***3001***	***-129***	***41219***	***200746***	***63199***	***27946***	***91145***
Disc	37253	99758	9950	146961	1844	148806	27013	2012	1940	-103	27187	121618	32291	17535	49825

Year	Other Expenses: Mineral Tax M$	Other Expenses: Capital Tax M$	Other Expenses: NPI Payment M$	Net Prod'n Revenue M$	Other Income: Other M$	Other Income: ARTC M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment: Dev. M$	Net Capital Investment: Plant M$	Net Capital Investment: Tang. M$	Net Capital Investment: Total M$	Before Tax Cash Flow: Annual M$	Before Tax Cash Flow: Cum. M$	Before Tax Cash Flow: 12% Dcf M$
2003	47	0	-95	15979	136	0	0	16115	238	130	68	437	15678	15678	15240
2004	58	0	-94	18475	229	0	0	18704	174	54	101	329	18375	34054	31647
2005	42	0	-64	13190	182	0	0	13372	197	340	474	1010	12362	46415	41502
2006	36	0	-35	10853	146	0	0	10999	41	57	37	135	10864	57279	49234
2007	27	0	-26	8842	116	0	0	8958	42	40	62	145	8813	66093	54835
2008	22	0	-22	7253	92	0	0	7345	36	158	236	430	6915	73007	58759
2009	19	0	-19	6097	76	0	0	6173	42	0	16	58	6115	79122	61857
2010	15	0	-14	5112	62	0	0	5174	37	0	109	146	5028	84150	64131
2011	13	0	-12	4221	49	0	0	4270	37	0	0	37	4232	88383	65841
2012	10	0	-9	3494	39	0	0	3534	38	61	14	112	3422	91804	67075
2013	9	0	-5	3026	30	0	0	3056	31	0	24	55	3001	94806	68041
2014	7	0	0	2468	24	0	0	2492	31	0	122	154	2338	97144	68713
Sub.	304	0	-396	99011	1180	0	0	100191	943	841	1263	3047	97144	97144	68713
Rem.	31	0	207	10445	98	0	0	10543	269	0	173	442	10101	107245	70468
Tot.	**335**	**0**	**-189**	**109456**	**1278**	**0**	**0**	**110734**	**1213**	**841**	**1436**	**3489**	**107245**	**107245**	**70468**
Disc	222	0	-288	71859	846	0	0	72705	753	624	860	2237	70468	70468	70468

p:/s1036028/rems/econ/GLJ_2003-04_Full_Year/ARC_Resources_Ltd./_Corporate_Divestiture_Package_RC03_pri.htm

RESERVE SUMMARY

Product	Units	Remaining Reserves at July 1, 2003 Gross	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents BOE Factor	Company Mstb	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Oil	Mstb	22971	2029	5	2034	1873	1.000	2034	27	38.5	7.5	4.9
Solution Gas	Mmcf	10041	1373	4	1377	958	6.000	230	3	29.5	7.0	4.7
Residue Gas	Mmcf	258086	27702	467	28168	22157	6.000	4695	62	49.0	4.7	3.4
Total Gas	Mmcf	268127	29075	470	29546	23114	6.000	4924	65	49.0	4.8	3.4
	MMMBtu	277433	31219	0	31676	24728				49.0	4.8	3.4
Condensate	Mstb	4251	258	1	259	193	1.000	259	3	29.5	6.3	3.9
Butane	Mstb	2798	150	1	151	113	1.000	151	2	29.5	6.1	4.0
Propane	Mstb	4004	153	1	154	114	1.000	154	2	29.5	6.2	4.1
Ethane	Mstb	11	3	0	3	3	1.000	3	0	27.5	6.2	3.7
Total NGL	Mstb	11063	565	2	568	423	1.000	568	8	29.5	6.2	4.0
Total Oil+NGL	Mstb	34034	2594	7	2602	2296	1.000	2602	35	38.5	7.2	4.6
Sulphur	Mlt	190	40	0	40	33	0.000	0	0	13.5	24.3	4.8
Total Oil Eq.	Mstb	78722	7440	86	7526	6148		7526	100	49.0	5.4	3.8

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties Undisc M$	% of Total	12% Disc M$	% of Total
Oil	$/Stb	44.50	-3.16	41.34	4.51	13.35	0.14	23.34	61763	31	34169	28
Solution Gas	$/Mcf	6.35	0.23	6.58	1.95	1.16	0.01	3.46	5691	3	3136	3
Residue Gas	$/Mcf	6.35	0.15	6.50	1.62	1.15	0.01	3.73	120855	60	76598	63
Total Gas	$/Mcf	6.35	0.16	6.51	1.63	1.15	0.01	3.72	126546	63	79734	66
Condensate	$/Stb	45.00	-1.77	43.23	11.25	7.65	0.03	24.29	6732	3	4231	3
Butane	$/Stb	33.25	-2.57	30.68	7.78	5.43	0.10	17.36	2559	1	1592	1
Propane	$/Stb	29.75	-3.08	26.67	7.15	4.72	0.14	14.66	2214	1	1375	1
Ethane	$/Stb	20.75	-2.08	18.68	3.82	3.31	0.00	11.55	44	0	28	0
Total NGL	$/Stb	37.53	-2.35	35.18	9.15	6.23	0.08	19.72	11549	6	7226	6
Total Oil+NGL	$/Stb	42.75	-2.96	39.79	5.68	11.56	0.12	22.43	73312	37	41395	34
Sulphur	$/Lt	21.61	1.69	23.30	3.88	4.12	0.00	15.30	888	0	489	0
Total Oil Eq.	$/BOE	39.34	-0.08	39.26	8.70	8.12	0.07	22.37	200747	100	121618	100

INTEREST AND NET PRESENT VALUE SUMMARY

Revenue Interests and Burdens (%)

	Initial	Average
Working Interest	11.2379	9.5577
Capital Interest	6.7441	5.9158
Royalty Interest	0.1905	0.1041
Crown Royalty	21.2384	17.0331
Non-crown Royalty	1.2979	1.3878
Mineral Tax	0.1751	0.1400
NPI Payment	0.3918	0.7120
NPI Interest	0.1105	0.0812

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/BOE
0.0	109456	110734	3489	107245	14.25
8.0	80545	81494	2517	78977	10.49
10.0	75896	76790	2367	74423	9.89
12.0	71859	72705	2237	70468	9.36
15.0	66710	67493	2073	65420	8.69
18.0	62405	63136	1936	61200	8.13
20.0	59907	60607	1857	58750	7.81

Project.......1036028
Entity.......Divestiture Package (Total Proved)
Run date....Wed Jun 11 2003 14:30:01
Evaluator...Willmon, James H.

Economic Forecast

Company: **ARC RESOURCES LTD.**
Property: **Corporate**
Description: **Divestiture Package**

Reserve Class: **Proved Plus Probable**
Development Class: **Total**
Pricing: **GLJ (2003-04) Full Year**
Effective Date: **January 01, 2003**
LOOK AHEAD ANALYSIS at July 1, 2003

PRODUCTION FORECAST

	Gross Wells		Oil Production					Total Gas Production					Condensate Production				
Year	Oil	Gas	Gross Daily Stb	Compny Daily Stb	Compny Yearly Mstb	Net Yearly Mstb	Price $/Bbl	Gross Daily Mcf	Compny Daily Mcf	Compny Yearly Mmcf	Net Yearly Mmcf	Price $/Mcf	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	471	292	8580	757	138	123	41.34	127109	17285	3155	2378	6.50	1829	116	21111	15504	43.24
2004	470	288	9064	753	275	245	33.23	109140	15237	5562	4221	5.23	1511	101	37042	27538	34.70
2005	468	281	9673	747	273	242	30.47	96731	13443	4907	3747	4.95	1419	102	37331	27951	31.64
2006	450	275	8914	700	256	228	30.64	86541	11556	4218	3238	4.94	1437	98	35767	26739	31.64
2007	433	302	7427	615	224	202	30.59	75396	9531	3479	2693	4.95	1324	85	31003	23182	31.66
2008	412	294	6277	540	197	179	30.53	64865	7930	2894	2259	5.01	1116	72	26357	19766	31.63
2009	381	288	5329	474	173	158	30.56	56619	6888	2514	1982	5.11	956	63	22893	17208	31.60
2010	354	240	4703	409	149	138	31.12	50296	6001	2190	1739	5.20	839	55	19934	15017	32.08
2011	333	231	4103	356	130	120	31.60	44150	5077	1853	1486	5.31	735	48	17584	13270	32.56
2012	322	222	3732	324	118	110	32.10	38944	4311	1574	1270	5.41	654	42	15216	11467	33.05
2013	303	210	3433	293	107	99	32.57	35030	3815	1392	1129	5.52	589	37	13537	10206	33.54
2014	289	204	3104	266	97	90	33.06	31284	3330	1216	991	5.62	529	33	11872	8963	34.02
Sub.	391	260	6091	509	2138	1935	32.00	65439	8327	34953	27131	5.25	1046	69	289646	216810	33.22
Rem.	72	60	619	60	842	785	37.76	5704	486	6830	5623	6.29	92	5	68895	51257	37.44
Tot.	**148**	**108**	**1877**	**163**	**2980**	**2720**	**33.63**	**19443**	**2289**	**41783**	**32754**	**5.42**	**312**	**20**	**358541**	**268068**	**34.03**

	Butane Production					Propane Production					Ethane Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	1267	70	12788	9580	30.70	1821	71	12990	9611	26.71	5	2	276	220	18.68
2004	939	58	21172	16009	22.46	1331	56	20318	15194	20.08	5	1	535	426	15.93
2005	872	55	19948	15086	20.40	1266	53	19346	14416	17.87	4	1	477	379	14.91
2006	1090	58	21020	15666	20.49	1576	61	22287	16342	18.11	3	1	407	324	14.90
2007	1048	53	19219	14274	20.51	1470	56	20355	14888	18.12	3	1	354	282	14.89
2008	825	43	15565	11609	20.46	1164	44	16202	11896	17.99	3	1	311	248	14.88
2009	667	36	13024	9747	20.42	944	37	13340	9828	17.88	2	1	276	220	15.37
2010	566	31	11157	8370	20.92	802	31	11328	8364	18.32	2	1	241	192	15.71
2011	475	26	9576	7203	21.38	675	26	9587	7100	18.51	2	1	215	171	15.96
2012	416	23	8253	6199	21.83	592	23	8297	6138	18.69	2	0	179	143	16.45
2013	369	20	7270	5461	22.04	527	20	7266	5375	19.22	1	0	157	125	16.69
2014	328	17	6361	4784	22.55	469	18	6389	4733	19.43	1	0	140	112	17.21
Sub.	715	39	165350	123988	21.81	1020	40	167704	123884	19.12	3	1	3569	2842	15.75
Rem.	55	3	38920	28704	25.89	79	3	39525	28761	22.90	0	0	670	537	19.18
Tot.	**207**	**11**	**204271**	**152692**	**22.59**	**295**	**11**	**207229**	**152646**	**19.84**	**1**	**0**	**4239**	**3378**	**16.29**

	Total NGL Production					Sulphur Production					Total Oil Equiv. Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Lt	Compny Daily Lt	Compny Yearly Lt	Net Yearly Lt	Price $/Lt	Gross Daily Stb	Compny Daily Stb	Compny Yearly Mstb	Net Yearly Mstb	Price $/BOE
2003	4922	258	47165	34914	35.14	13	5	838	699	23.30	34687	3897	711	554	39.24
2004	3786	217	79067	59167	27.54	12	4	1621	1351	22.84	31039	3509	1281	1007	31.56
2005	3562	211	77100	57832	25.17	69	17	6055	4935	22.57	29357	3199	1167	924	29.71
2006	4107	218	79482	59071	24.81	100	22	7946	6532	22.54	27444	2844	1038	826	29.70
2007	3845	194	70930	52626	24.67	84	18	6393	5326	22.53	23838	2398	875	704	29.70
2008	3108	160	58435	43519	24.78	76	16	5767	4805	24.02	20196	2022	738	599	29.94
2009	2569	136	49532	37002	24.87	70	14	5230	4357	25.51	17335	1757	641	526	30.38
2010	2209	117	42659	31943	25.41	64	13	4762	3967	27.00	15294	1526	557	459	30.98
2011	1887	101	36961	27744	25.92	58	12	4344	3619	29.00	13348	1304	476	396	31.57
2012	1664	88	31946	23947	26.33	53	11	3904	3252	30.50	11886	1130	413	346	32.18
2013	1486	77	28229	21168	26.80	49	10	3582	2984	32.00	10758	1006	367	309	32.77
2014	1327	68	24762	18591	27.22	44	9	3213	2677	32.00	9646	889	325	274	33.33
Sub.	2783	149	626269	467525	26.33	60	13	53656	44503	25.71	19781	2046	8590	6924	31.41
Rem.	226	11	148011	109259	30.43	7	1	19841	16528	34.43	1796	151	2128	1832	37.56
Tot.	**815**	**42**	**774280**	**576784**	**27.12**	**19**	**4**	**73498**	**61031**	**28.06**	**5933**	**587**	**10718**	**8756**	**32.64**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
	Working Interest				Royalty Interest	Company Total									
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	M$	M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2003	5695	20075	1669	27439	470	27909	5837	355	304	-29	5916	21993	2873	2845	5718
2004	9109	28583	2202	39894	532	40427	8103	552	545	-40	8149	32278	6052	5329	11381
2005	8283	23946	2067	34295	394	34689	6727	492	505	-27	6741	27949	5966	4838	10805
2006	7810	20544	2143	30497	331	30829	5829	427	445	-23	5834	24994	5804	4074	9878
2007	6845	16982	1887	25714	273	25987	4710	347	370	-11	4698	21289	5629	3352	8982
2008	6006	14289	1582	21877	220	22098	3831	299	308	-8	3831	18267	5277	2812	8089
2009	5271	12665	1361	19297	189	19486	3248	261	266	-6	3248	16238	4962	2434	7396
2010	4630	11249	1209	17088	165	17253	2793	221	232	-6	2787	14466	4600	2126	6726
2011	4098	9705	1081	14885	141	15026	2320	198	198	-4	2324	12702	4284	1785	6068
2012	3790	8405	957	13152	125	13277	1970	176	162	-4	1988	11289	4004	1558	5562
2013	3477	7582	868	11927	111	12038	1753	164	146	-3	1775	10263	3813	1404	5217
2014	3207	6746	774	10727	93	10820	1535	144	129	-3	1553	9267	3569	1255	4824
Sub.	68221	180771	17801	266793	3046	269839	48654	3637	3611	-163	48843	220996	56834	33812	90646
Rem.	31762	42663	5173	79599	346	79945	9934	1078	778	-7	10240	69705	31484	8254	39739
Tot.	**99983**	**223434**	**22975**	**346392**	**3392**	**349784**	**58588**	**4715**	**4390**	**-170**	**59083**	**290701**	**88318**	**42066**	**130385**
Disc	47529	127051	12177	186756	2183	188939	34648	2549	2501	-126	34821	154117	38016	23546	61562

	Other Expenses			Net Prod'n Revenue	Other Income				Net Capital Investment				Before Tax Cash Flow		
Year	Mineral Tax M$	Capital Tax M$	NPI Payment M$	M$	Other M$	ARTC M$	Aband. Costs M$	Oper. Income M$	Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	12% Dcf M$
2003	48	0	-97	16325	138	0	0	16463	204	135	64	403	16060	16060	15612
2004	62	0	-103	20938	284	0	0	21222	1025	138	397	1561	19661	35721	33166
2005	79	0	-64	17129	199	0	0	17328	979	427	678	2085	15243	50964	45318
2006	65	0	-32	15083	167	0	0	15250	238	76	93	408	14842	65807	55882
2007	47	0	-15	12275	141	0	0	12416	42	42	62	146	12270	78077	63680
2008	36	0	-15	10157	118	0	0	10275	57	0	234	291	9984	88061	69345
2009	30	0	-14	8826	99	0	0	8925	42	0	16	58	8867	96928	73838
2010	25	0	-11	7726	86	0	0	7812	37	0	9	46	7766	104694	77351
2011	21	0	-10	6622	73	0	0	6695	37	0	0	37	6658	111353	80040
2012	18	0	-9	5718	64	0	0	5782	38	183	14	235	5547	116900	82041
2013	16	0	-7	5038	56	0	0	5094	31	0	128	159	4935	121835	83629
2014	13	0	-7	4438	46	0	0	4484	31	43	122	197	4287	126122	84862
Sub.	460	0	-385	130275	1471	0	0	131745	2762	1044	1817	5624	126122	126122	84862
Rem.	81	0	324	29562	283	0	0	29844	269	0	98	367	29477	155599	89248
Tot.	**541**	**0**	**-61**	**159836**	**1754**	**0**	**0**	**161590**	**3031**	**1044**	**1915**	**5991**	**155599**	**155599**	**89248**
Disc	325	0	-287	92517	1038	0	0	93555	2256	754	1296	4307	89248	89248	89248

RESERVE SUMMARY

Product	Units	Remaining Reserves at July 1, 2003 Gross	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents BOE Factor	Company Mstb	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Oil	Mstb	34264	2973	6	2980	2720	1.000	2980	28	49.5	10.8	6.2
Solution Gas	Mmcf	16078	2531	5	2536	1856	6.000	423	4	49.5	12.5	6.0
Residue Gas	Mmcf	338761	38642	605	39246	30898	6.000	6541	61	49.5	6.4	4.3
Total Gas	Mmcf	354839	41173	610	41783	32754	6.000	6964	65	49.5	6.6	4.4
	MMMBtu	367345	44104	0	44696	34970				49.5	6.6	4.4
Condensate	Mstb	5688	357	1	359	268	1.000	359	3	49.5	8.5	5.1
Butane	Mstb	3772	204	1	204	153	1.000	204	2	49.5	8.0	5.0
Propane	Mstb	5392	206	1	207	153	1.000	207	2	49.5	8.0	5.0
Ethane	Mstb	14	4	0	4	3	1.000	4	0	37.5	7.7	4.7
Total NGL	Mstb	14865	771	3	774	577	1.000	774	7	49.5	8.2	5.1
Total Oil+NGL	Mstb	49129	3745	10	3754	3297	1.000	3754	35	49.5	10.1	6.0
Sulphur	Mlt	353	73	0	73	61	0.000	0	0	22.5	43.8	7.1
Total Oil Eq.	*Mstb*	*108269*	*10607*	*111*	*10718*	*8756*		*10718*	*100*	*49.5*	*7.5*	*4.9*

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties Undisc M$	% of Total	12% Disc M$	% of Total
Oil	$/Stb	44.50	-3.16	41.34	4.56	13.18	0.14	23.46	91693	32	43077	28
Solution Gas	$/Mcf	6.35	0.24	6.59	1.95	1.16	0.01	3.47	11054	4	5295	3
Residue Gas	$/Mcf	6.35	0.15	6.50	1.61	1.14	0.01	3.74	170069	59	96270	62
Total Gas	$/Mcf	6.35	0.15	6.50	1.62	1.14	0.01	3.73	181123	62	101565	66
Condensate	$/Stb	45.00	-1.76	43.24	11.26	7.59	0.03	24.35	9462	3	5130	3
Butane	$/Stb	33.25	-2.55	30.70	7.81	5.39	0.10	17.40	3515	1	1910	1
Propane	$/Stb	29.75	-3.04	26.71	7.18	4.69	0.14	14.71	3056	1	1656	1
Ethane	$/Stb	20.75	-2.07	18.68	3.82	3.28	0.00	11.58	57	0	31	0
Total NGL	$/Stb	37.47	-2.33	35.14	9.16	6.17	0.08	19.74	16090	6	8728	6
Total Oil+NGL	$/Stb	42.71	-2.95	39.77	5.73	11.40	0.12	22.51	107783	37	51804	34
Sulphur	$/Lt	21.62	1.68	23.30	3.88	4.09	0.00	15.33	1796	1	748	0
Total Oil Eq.	$/BOE	39.33	-0.08	39.24	8.71	8.04	0.07	22.43	*290701*	*100*	*154117*	*100*

INTEREST AND NET PRESENT VALUE SUMMARY

Revenue Interests and Burdens (%)

	Initial	Average
Working Interest	11.1828	9.8614
Capital Interest	7.6875	7.2344
Royalty Interest	0.1917	0.0966
Crown Royalty	21.2712	16.9138
Non-crown Royalty	1.2947	1.3613
Mineral Tax	0.1755	0.1562
NPI Payment	0.3877	0.7733
NPI Interest	0.1095	0.0764

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/BOE
0.0	159836	161590	5991	155599	14.52
8.0	106555	107746	4714	103032	9.61
10.0	98941	100050	4498	95552	8.92
12.0	92517	93555	4307	89248	8.33
15.0	84555	85504	4057	81447	7.60
18.0	78086	78963	3842	75122	7.01
20.0	74404	75240	3713	71527	6.67

Project.......1036028
Entity.......Divestiture Package (Total Proved Plus Probable)
Run date....Wed Jun 11 2003 14:30:14
Evaluator...Willmon, James H.

RESERVES DEFINITIONS

PROVED / PROBABLE / ESTABLISHED / POSSIBLE

Reserves are evaluated by Gilbert Laustsen Jung Associates Ltd. (GLJ) in accordance with the following definitions, which meet guidelines set out by Canadian Securities regulatory authorities (National Policy 2-B):

Proved Reserves: Those reserves estimated as recoverable under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

Probable Reserves: Those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

Established Reserves: Proved reserves plus 50 percent probable reserves.

Possible Reserves: Those reserves which cannot be classified as either proved or probable at the present time because of relatively high uncertainty but which could reasonably be expected to be recovered with additional successful drilling and/or optimum production performance.

DEVELOPMENT AND PRODUCTION STATUS

GLJ has divided the proved and probable reserves into producing and nonproducing categories and has further subdivided proved nonproducing reserves into developed nonproducing and undeveloped subcategories, in accordance with the following criteria:

Producing Reserves: Those reserves that are actually on production or, if not producing, that could be recovered from existing wells and facilities and where the reasons for the current nonproducing status is the choice of the owner rather than the lack of markets or some other reasons. An illustration of such a situation is a well or zone which is capable but is shut-in because its deliverability is not required to meet contract commitments. If reserves are currently shut-in, the date of resumption of production must be known with reasonable certainty.

Nonproducing Reserves: Those reserves that are not currently producing either due to lack of facilities and/or markets.

The nonproducing category may be subdivided into developed and undeveloped (GLJ presents these subcategories only for proved reserves):

> **Developed Nonproducing Reserves:** Nonproducing reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves on production.

> **Undeveloped Reserves:** Those reserves expected to be recovered from known accumulations where a significant expenditure (e.g. when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the producing and nonproducing categories, or to subdivide the reserves for the pool between developed and undeveloped. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

EVALUATED RESERVES CATEGORIES

Production/revenue projections are prepared on an unrisked basis for each of the following main reserves categories:

Proved Producing
Proved Developed Nonproducing
Proved Undeveloped
Total Proved
Proved Plus Probable Producing
Total Proved Plus Probable

where "Total Proved" and "Total Proved Plus Probable" represent the sum of the producing, developed nonproducing and undeveloped reserves. Other reserves categories are presented within this summary report for analysis convenience and are determined by difference. GLJ evaluates the possible reserves component only when specifically requested to do so.

When evaluating reserves, GLJ evaluators generally first identify the producing situation and assign proved and proved plus probable reserves in recognition of the existing level of development and the existing depletion strategy. Incremental nonproducing (developed nonproducing or undeveloped) reserves are subsequently assigned recognizing future development opportunities and enhancements to the depletion mechanism. It should be recognized that future developments may result in accelerated recovery of producing reserves.



Gilbert Laustsen Jung Associates Ltd. Petroleum Consultants

PRODUCT PRICE AND MARKET FORECASTS FOR THE CANADIAN OIL AND GAS INDUSTRY

Quarterly Update

April 1, 2003

Prepared by
Carol A. Crowfoot, B.A. Econ.
Senior Energy Economist

4100, 400 - Third Avenue S.W., Calgary, Alberta, Canada T2P 4H2
Internet: http://www.GLJA.com

April 1, 2003

Gilbert Laustsen Jung Associates Ltd. has prepared the enclosed price and market forecasts after a comprehensive review of information available through to March 2002. Information sources include numerous government agencies, industry publications, Canadian oil refiners and natural gas marketers. The accuracy of all factual data, from all sources has been accepted as represented without detailed investigation by Gilbert Laustsen Jung Associates Ltd. The forecasts presented herein are based on an informed interpretation of currently available data. While they are considered reasonable at this time, users of these forecasts should understand the inherent high uncertainty in forecasting any commodity or market. These forecasts will be revised periodically as market, economic and political conditions change. These future revisions may be significant.

GILBERT LAUSTSEN JUNG ASSOCIATES LTD.
PRODUCT PRICE AND MARKET FORECASTS
FOR THE CANADIAN OIL AND GAS INDUSTRY
APRIL 1, 2003

Gilbert Laustsen Jung Associates Ltd. has completed a quarterly update of our commodity price forecasts as presented on the attachments. Revisions in near-term forecasts reflective of current market conditions have been incorporated. A summary of near-term forecasts follows:

NATURAL GAS PRICES

	January 1, 2003 Calendar Year	April 1, 2003 Calendar Year
Henry Hub Gas Price - ($US/MMBTU)		
2003	4.20	5.25
2004	3.80	4.25
Chicago 30 Day Spot Gas Price – ($US/MMBTU)		
2003	4.30	5.40
2004	3.95	4.45
Sumas 30 Day Spot Gas Price - ($US/MMBTU)		
2003	3.80	4.80
2004	3.50	3.85
AECO-C 30 Day Spot Gas Price – ($Cdn/MMBTU)		
2003	5.65	6.60
2004	5.00	5.45
Average Alberta Plant-Gate Gas Price - ($Cdn/MMBTU)		
2003	5.35	6.30
2004	4.75	5.15
Aggregator Plant-Gate Gas Price - ($Cdn/MMBTU)		
2003	5.20	6.15
2004	4.65	5.05
B.C. 30 Day Spot Plant-Gate Gas Price - ($Cdn/MMBTU)		
2003	5.30	6.60
2004	4.80	5.20

CRUDE OIL PRICES

	January 1, 2003 Calendar Year	April 1, 2003 Calendar Year
WTI @ Cushing Price - ($US/BBL)		
2003	25.50	30.75
2004	22.00	25.00
Light, Sweet @ Edmonton Price - ($Cdn/BBL)		
2003	38.50	44.50
2004	32.50	36.00

Table 1
Gilbert Laustsen Jung Associates Ltd.
Crude Oil and Natural Gas Liquids
Price Forecast
Effective April 1, 2003

Year	Inflation %	Exchange Rate $US/$Cdn	West Texas Intermediate Crude Oil at Cushing Oklahoma Constant 2003 $ $US/bbl	Then Current $US/bbl	Brent Blend Crude Oil FOB North Sea Constant 2003 $ $US/bbl	Then Current $US/bbl	Light, Sweet Crude Oil (40 API, 0.3%S) at Edmonton Constant 2003 $ $Cdn/bbl	Then Current $Cdn/bbl	Bow River Crude Oil Stream Quality at Hardisty Constant 2003 $ $Cdn/bbl	Then Current $Cdn/bbl	Heavy Crude Oil Proxy (12 API) at Hardisty Constant 2003 $ $Cdn/bbl	Then Current $Cdn/bbl	Medium Crude Oil (29 API, 2.0%S) at Cromer Constant 2003 $ $Cdn/bbl	Then Current $Cdn/bbl	Alberta Natural Gas Liquids (Then Current Dollars) Spec Ethane $Cdn/bbl	Edmonton Propane $Cdn/bbl	Edmonton Butane $Cdn/bbl	Edmonton Pentanes Plus $Cdn/bbl
1993	1.8	0.775	21.94	18.46	20.24	17.03	26.08	21.94	19.89	16.73	15.76	13.26	20.91	17.59	n/a	14.10	13.64	21.17
1994	0.2	0.730	20.06	17.18	18.47	15.82	25.95	22.22	21.57	18.47	17.54	15.02	22.54	19.30	n/a	12.53	13.45	21.69
1995	2.2	0.729	21.43	18.39	19.86	17.04	28.24	24.23	24.24	20.80	20.14	17.28	25.28	21.69	n/a	13.90	13.79	24.11
1996	1.6	0.733	25.08	21.99	23.30	20.43	33.52	29.39	28.67	25.13	22.88	20.06	29.77	26.10	n/a	22.31	17.15	30.06
1997	1.6	0.722	23.14	20.61	21.53	19.18	31.27	27.85	23.77	21.17	16.18	14.41	26.63	23.72	n/a	18.62	18.73	30.91
1998	0.9	0.672	15.93	14.42	14.18	12.83	22.50	20.36	16.18	14.64	10.44	9.45	18.73	16.95	n/a	11.15	12.44	21.83
1999	1.7	0.675	21.13	19.29	19.51	17.81	30.33	27.69	26.11	23.84	21.54	19.67	27.84	25.42	n/a	15.89	18.70	27.71
2000	2.7	0.674	32.54	30.22	30.53	28.35	47.99	44.56	37.96	35.25	29.44	27.34	42.98	39.91	n/a	32.18	35.60	46.31
2001	2.6	0.645	27.23	25.97	25.55	24.37	41.31	39.40	29.05	27.70	17.76	16.94	33.09	31.56	n/a	31.85	31.17	42.48
2002	2.2	0.638	26.65	26.08	25.54	24.99	41.22	40.33	32.53	31.83	27.15	26.57	36.26	35.48	n/a	21.39	27.08	40.73
2003 Q1 (e)	1.5	0.666	35.00	35.00	33.50	33.50	51.50	51.50	41.50	41.50	35.50	35.50	46.00	46.00	n/a	36.50	41.50	52.00
2003 Q2	1.5	0.680	34.50	34.50	33.00	33.00	49.75	49.75	41.75	41.75	36.25	36.25	44.75	44.75	24.25	33.75	37.75	50.25
2003 Q3	1.5	0.680	25.00	25.00	23.50	23.50	36.00	36.00	28.00	28.00	22.50	22.50	31.00	31.00	17.50	20.00	24.00	36.50
2003 Q4	1.5	0.680	28.00	28.00	26.50	26.50	40.25	40.25	31.25	31.25	25.50	25.50	34.25	34.25	20.75	28.25	29.25	40.75
2003 Full Year	1.5	0.675	30.75	30.75	29.25	29.25	44.50	44.50	35.75	35.75	30.00	30.00	39.00	39.00	20.75	29.75	33.25	45.00
2003 Q2-Q4	0.0	0.680	29.25	29.25	27.75	27.75	42.00	42.00	33.75	33.75	28.00	28.00	36.75	36.75	20.75	27.25	30.25	42.50
2004	1.5	0.680	24.75	25.00	23.25	23.50	35.50	36.00	28.50	29.00	23.50	23.75	32.00	32.50	18.00	23.25	25.00	36.50
2005	1.5	0.680	22.25	23.00	20.75	21.50	32.00	33.00	26.25	27.00	21.25	22.00	28.75	29.50	17.00	21.00	23.00	33.50
2006	1.5	0.680	22.00	23.00	20.50	21.50	31.50	33.00	26.25	27.50	21.75	22.75	28.75	30.00	17.00	21.00	23.00	33.50
2007	1.5	0.680	21.75	23.00	20.25	21.50	31.00	33.00	26.00	27.50	21.50	22.75	28.25	30.00	17.00	21.00	23.00	33.50
2008	1.5	0.680	21.25	23.00	20.00	21.50	30.75	33.00	25.50	27.50	21.00	22.75	27.75	30.00	17.00	21.00	23.00	33.50
2009	1.5	0.680	21.00	23.00	19.75	21.50	30.25	33.00	25.25	27.50	20.75	22.75	27.50	30.00	17.50	21.00	23.00	33.50
2010	1.5	0.680	21.00	23.25	19.50	21.75	30.25	33.50	25.25	28.00	21.00	23.25	27.50	30.50	17.75	21.50	23.50	34.00
2011	1.5	0.680	21.00	23.75	19.75	22.25	30.25	34.00	25.25	28.50	21.00	23.75	27.50	31.00	18.00	21.75	24.00	34.50
2012	1.5	0.680	21.00	24.00	19.75	22.50	30.25	34.50	25.25	29.00	21.25	24.25	27.50	31.50	18.50	22.00	24.50	35.00
2013	1.5	0.680	21.00	24.50	19.75	23.00	30.25	35.00	25.50	29.50	21.25	24.75	27.50	32.00	18.75	22.50	24.75	35.50
2014+	1.5	0.680	21.00	+1.5%/yr	19.75	+1.5%/yr	30.25	+1.5%/yr	25.50	+1.5%/yr	21.25	+1.5%/yr	27.50	+1.5%/yr		Escalate at 1.5 % per year		

Revised March 6, 2003 8:56 AM

Table 2
Gilbert Laustsen Jung Associates Ltd.
Natural Gas and Sulphur
Price Forecast
Effective April 1, 2003

Year	US Gulf Coast Gas Price @ Henry Hub Constant 2003 $	US Gulf Coast Gas Price @ Henry Hub Then Current	Midwest Price @ Chicago Then Current	AECO-C Spot Then Current	Alberta Plant Gate Spot Constant 2003 $	Alberta Plant Gate Spot Then Current	Alberta Plant Gate ARP	Alberta Plant Gate Aggregator	Alberta Plant Gate Alliance	Saskatchewan Plant Gate SaskEnergy	Saskatchewan Plant Gate Spot	Sumas Spot	British Columbia CanWest Plant Gate	British Columbia Spot Plant Gate	Sulphur FOB Vancouver	Alberta Sulphur at Plant Gate
	$US/mmbtu	$US/mmbtu	$US/mmbtu	$Cdn/mmbtu	$/mmbtu	$/mmbtu	$/mmbtu	$/mmbtu	$/mmbtu	$/mmbtu	$/mmbtu	$US/mmbtu	$/mmbtu	$/mmbtu	$US/LT	$Cdn/LT
1993	2.51	2.11	2.31	2.26	2.57	2.16	1.71	n/a	n/a	1.48	2.07	1.89	1.73	2.10	30.22	-9.68
1994	2.27	1.94	2.11	1.98	2.17	1.86	1.81	n/a	n/a	1.88	1.87	1.59	1.81	1.87	44.96	16.57
1995	1.98	1.70	1.69	1.15	1.19	1.02	1.31	n/a	n/a	1.35	0.98	1.03	1.29	1.12	54.99	30.07
1996	2.87	2.52	2.73	1.39	1.44	1.26	1.63	n/a	n/a	1.52	1.28	1.32	1.50	1.47	36.28	14.44
1997	2.77	2.47	2.75	1.84	1.90	1.69	1.96	n/a	n/a	1.84	1.74	1.70	1.80	1.98	34.75	11.50
1998	2.39	2.16	2.20	2.03	2.08	1.88	1.94	n/a	n/a	2.05	2.13	1.60	1.94	2.00	24.59	-6.51
1999	2.54	2.32	2.34	2.92	3.01	2.75	2.48	n/a	n/a	2.83	2.97	2.15	2.51	2.78	33.74	6.93
2000	4.66	4.33	4.38	5.08	5.30	4.92	4.50	4.60	n/a	4.79	5.16	4.17	5.27	4.88	38.14	13.59
2001	4.25	4.05	4.17	6.21	6.36	6.07	5.41	5.30	5.61	5.71	6.20	4.56	6.76	6.29	18.29	-14.66
2002	3.43	3.36	3.30	4.04	3.97	3.88	3.88	3.83	3.82	4.04	4.08	2.68	3.64	3.93	29.38	3.04
2003 Q1 (e)	6.55	6.55	6.65	7.70	7.45	7.45	7.40	7.25	8.35	7.55	7.70	5.95	7.65	8.40	45.00	24.00
2003 Q2	5.50	5.50	5.65	7.30	7.00	7.00	7.00	6.85	6.70	7.15	7.30	5.00	6.70	6.85	45.00	22.50
2003 Q3	4.10	4.10	4.25	5.20	5.00	5.00	4.95	4.75	4.75	5.10	5.20	3.60	4.70	4.85	45.00	22.50
2003 Q4	4.75	4.75	4.95	6.20	5.95	5.95	5.90	5.75	5.75	6.05	6.20	4.60	6.05	6.30	45.00	22.50
2003 Full Year	5.25	5.25	5.40	6.60	6.35	6.35	6.30	6.15	6.40	6.45	6.60	4.80	6.30	6.60	45.00	23.00
2003 Q2-Q4	4.80	4.80	4.95	6.25	6.00	6.00	5.95	5.80	5.75	6.10	6.25	4.40	5.80	6.00	45.00	22.50
2004	4.20	4.25	4.45	5.45	5.10	5.20	5.15	5.05	5.05	5.30	5.45	3.85	5.05	5.20	45.00	22.50
2005	3.90	4.00	4.20	5.05	4.70	4.85	4.85	4.85	4.70	5.00	5.05	3.60	4.85	4.85	45.00	22.50
2006	3.85	4.00	4.25	5.05	4.60	4.85	4.85	4.85	4.75	5.00	5.05	3.60	4.85	4.85	45.00	22.50
2007	3.75	4.00	4.25	5.05	4.55	4.85	4.85	4.85	4.75	5.00	5.05	3.60	4.85	4.85	45.00	22.50
2008	3.75	4.05	4.30	5.15	4.55	4.90	4.90	4.90	4.85	5.05	5.15	3.65	4.90	4.90	46.00	24.00
2009	3.75	4.10	4.35	5.25	4.60	5.00	5.00	5.00	4.90	5.15	5.25	3.70	5.00	5.00	47.00	25.50
2010	3.75	4.20	4.45	5.35	4.60	5.10	5.10	5.10	5.00	5.25	5.35	3.80	5.10	5.10	48.00	27.00
2011	3.75	4.25	4.50	5.45	4.60	5.20	5.20	5.20	5.10	5.35	5.45	3.85	5.20	5.20	49.00	29.00
2012	3.75	4.30	4.55	5.55	4.60	5.30	5.30	5.30	5.20	5.45	5.55	3.90	5.30	5.30	50.00	30.50
2013	3.75	4.35	4.60	5.60	4.65	5.40	5.40	5.40	5.30	5.55	5.60	3.95	5.40	5.40	51.00	32.00
2014+	3.75	+1.5%/yr	+1.5%/yr	+1.5%/yr	4.65	+1.5%/yr				Escalate at 1.5 % per year					+1.5%/yr	

Unless otherwise stated, the gas price reference point is the receipt point on the applicable provincial gas transmission system known as the plant gate.
The plant gate price represents the price before raw gas gathering and processing charges are deducted.
Spot refers to weighted average one month price.

Revised March 6, 2003 8:56 AM




WTI Crude Oil @ Cushing
$US/BBL
33.00
32.00
31.00
30.00
29.00
28.00
27.00
26.00
25.00
24.00
23.00
22.00
21.00
20.00
19.00
18.00
17.00
16.00
15.00
14.00
13.00
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
History
2003-3 Forward Curve
GLJ 2003-01 Forecast
GLJ 2003-04 Forecast


Natural Gas @ Henry Hub
$US/MMBTU
7.00
6.50
6.00
5.50
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
History
2003-3 Forward Curve
GLJ 2003-01 Forecast
GLJ 2003-04 Forecast


Natural Gas @ AECO-C
$CDN/MMBTU
8.00
7.50
7.00
6.50
6.00
5.50
5.00
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
History
2003-3 Forward Curve
GLJ 2003-01 Forecast
GLJ 2003-04 Forecast


Foreign Exchange
$US/$CDN
0.89
0.87
0.85
0.83
0.81
0.79
0.77
0.75
0.73
0.71
0.69
0.67
0.65
0.63
0.61
0.59
0.57
0.55
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
History
2003-3 Forward Curve
GLJ 2003-01 Forecast
GLJ 2003-04 Forecast

CONSTANT PRICE ANALYSIS

TABLE OF CONTENTS

Summary of Reserves and Values

Company: **ARC RESOURCES LTD.**
Property: **Corporate**
Description: **Divestiture Package**
LOOK AHEAD ANALYSIS at July 1, 2003

Pricing: **Posted (2003-Mar-31) Constant**
Effective Date: **January 01, 2003**

MARKETABLE RESERVES	Proved Producing	Total Proved	Total Proved Plus Probable	Total Established
Oil - MSTB				
Gross	22023	24712	36508	30610
Company Interest	2099	2189	3195	2692
Net After Royalty	1939	2013	2908	2460
Gas - BCF				
Gross	261.9	270.7	358.0	314.3
Company Interest	27.3	30.0	42.1	36.1
Net After Royalty	21.4	23.5	33.0	28.2
Natural Gas Liquids - MSTB				
Gross	11158	11201	15055	13128
Company Interest	521	573	781	677
Net After Royalty	383	425	579	502
Sulphur - MLT				
Gross	22.1	190.8	353.3	272.0
Company Interest	8.3	40.4	73.3	56.9
Net After Royalty	6.9	33.5	60.9	47.2
Oil Equivalent - MBOE				
Gross	76827	81035	111223	96129
Company Interest	7169	7763	10995	9379
Net After Royalty	5886	6349	8985	7667
BEFORE TAX PRESENT VALUE - $MM				
0.0%	150.4	162.1	232.2	197.2
8.0%	106.4	114.6	149.5	132.1
10.0%	99.5	107.1	137.8	122.4
12.0%	93.5	100.5	127.8	114.2
15.0%	86.0	92.3	115.6	103.9
18.0%	79.7	85.4	105.7	95.6
20.0%	76.1	81.5	100.1	90.8
FIRST 6 YEARS BEFORE TAX CASH FLOW - $MM				
2003 (6 Months)	15.2	15.1	15.5	15.3
2004	23.5	24.8	26.8	25.8
2005	18.2	19.5	24.0	21.8
2006	15.2	17.2	22.9	20.1
2007	12.6	14.5	19.4	17.0
2008	10.6	11.8	16.2	14.0

Oil Equivalent Factors:

Oil	1.0	bbl/boe
Sales Gas	6.0	mcf/boe
Condensate	1.0	bbl/boe
Butane	1.0	bbl/boe
Propane	1.0	bbl/boe
Ethane	1.0	bbl/boe
Sulphur	0.0	lt/boe

Project 1036028
Run date Thu Jun 19 2003 09:26:24

Reserves and Present Value Summary

Company: **ARC RESOURCES LTD.**
Property: **Corporate**

Reserve Class: **Proved**
Development Class: **Producing**
Pricing: **Posted (2003-Mar-31) Constant**
Effective Date: **January 01, 2003**
LOOK AHEAD ANALYSIS at July 1, 2003

	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
Entity Description	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Arcola	0.05	162	0	0	0.02	51	0	0	0.01	42	0	0	896	697	661	629	587	551	529
BC Minor - DLS (Buick Ck/Rigel)	0.98	0	15	0	0.12	0	2	0	0.09	0	1	0	340	249	233	219	201	186	178
BC Minor - Prophet (Divest)	2.83	0	0	0	1.41	0	0	0	1.03	0	0	0	3356	3076	3015	2957	2874	2798	2749
BC Minor - Yoyo	1.13	0	0	0	0.28	0	0	0	0.22	0	0	0	942	818	792	768	735	704	685
Berrymoor/Lindale NU (Divest)	0.42	0	12	0	0.07	0	2	0	0.05	0	1	0	227	211	208	204	199	195	192
Bigoray Unit No. 1 & Non-Unit	9.75	446	234	0	1.65	69	39	0	1.24	59	27	0	8572	5838	5434	5091	4663	4314	4114
Bonanza Unit & Non-Unit	3.92	1451	43	0	0.25	121	3	0	0.19	115	2	0	3648	2729	2567	2424	2238	2079	1987
Brooks (Divest Entities)	1.18	0	0	0	0.99	0	0	0	0.87	0	0	0	2882	1683	1522	1390	1231	1107	1038
Buick Creek	21.45	121	497	0	6.74	29	156	0	5.24	26	125	0	27181	19706	18465	17383	15997	14836	14161
Cessford Unit & Non-Unit	34.09	7	0	0	1.27	2	0	0	1.04	2	0	0	5245	2913	2641	2422	2161	1959	1847
Craigend	9.57	0	0	0	3.97	0	0	0	3.33	0	0	0	10876	8283	7820	7409	6872	6415	6146
Cyn-Pem Cardium D Unit No. 1	0.53	2540	21	0	0.00	18	0	0	0.00	15	0	0	554	366	338	314	284	260	247
Cyn-Pem Non-Unit	3.48	18	177	0	0.39	7	20	0	0.32	6	14	0	1780	1321	1242	1172	1081	1005	960
Dalesboro	0.00	27	0	0	0.00	10	0	0	0.00	9	0	0	193	157	150	143	135	127	122
Enchant (Divest Entities)	0.02	50	1	0	0.01	23	1	0	0.00	21	0	0	482	407	392	378	359	342	332
Eyremore	0.19	0	0	0	0.02	0	0	0	0.02	0	0	0	123	89	84	79	72	67	64
Garrington Cardium Unit No. 3	0.36	154	13	0	0.04	15	1	0	0.02	13	1	0	434	328	309	291	268	248	236
Goose River Unit No. 1	3.15	2171	1312	0	0.10	71	43	0	0.07	62	30	0	2636	2100	2007	1924	1816	1723	1668
Granada	0.35	0	11	0	0.02	0	1	0	0.02	0	0	0	110	85	81	77	71	66	64
Grand Forks	0.00	128	0	0	0.00	44	0	0	0.00	42	0	0	759	621	594	570	537	508	490
Harmattan East Unit No. 1	53.64	2470	4807	0	0.14	6	12	0	0.10	5	8	0	762	511	472	439	398	364	345
Harmattan East Viking Unit No. 1	0.34	1697	30	0	0.00	19	0	0	0.00	15	0	0	507	308	282	259	233	211	200
Harmattan Elkton Unit No. 1	66.97	2212	2838	0	0.80	21	34	0	0.66	19	28	0	5609	4130	3875	3651	3363	3121	2980
Hays Unit & Non-Unit	0.04	166	2	0	0.01	35	0	0	0.00	32	0	0	601	459	434	411	382	357	342
Holmberg Mannville Gas Unit	0.37	0	1	0	0.04	0	0	0	0.03	0	0	0	118	115	115	114	113	112	111
Holmberg Non-Unit (Divest)	1.55	0	3	0	0.04	0	0	0	0.04	0	0	0	223	161	151	142	131	121	116
Inga Units & Non-Unit	10.64	0	236	22	2.70	0	57	8	2.10	0	46	7	7684	5757	5419	5119	4731	4401	4208
Instow Unit & Non-Unit (Divest)	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	14	13	13	13	13	12	12
Klua	1.43	0	0	0	0.55	0	0	0	0.43	0	0	0	1577	1501	1484	1468	1444	1422	1408
Midale Non-Unit (Divest Entities)	0.00	94	0	0	0.00	8	0	0	0.00	6	0	0	112	81	76	72	66	62	59
Minnehik-Buck Lake Ostracod Unit No. 2	1.31	20	131	0	0.14	1	14	0	0.12	1	10	0	751	588	558	530	494	463	444
MIPA Cardium Oil (Divest Entities)	0.01	44	1	0	0.01	44	1	0	0.01	43	1	0	905	649	606	567	518	477	453
Pembina - Minor Entities (Divest Entities)	16.47	1765	481	0	1.52	170	44	0	1.18	164	29	0	9715	6207	5688	5251	4714	4283	4040
Pembina F	0.21	497	23	0	0.21	497	23	0	0.13	475	15	0	15494	10338	9511	8802	7912	7186	6773
Pinto Unit & Non-Unit	0.27	224	0	0	0.02	17	0	0	0.02	16	0	0	442	332	313	296	274	256	245
Pipestone	0.04	0	0	0	0.01	0	0	0	0.01	0	0	0	48	46	46	45	45	44	44
Pouce Coupe South Boundary A Unit	0.00	236	0	0	0.00	56	0	0	0.00	47	0	0	1167	711	644	588	520	466	436
Pouce Coupe South Boundary B Pool Unit	1.99	2407	169	0	0.41	501	35	0	0.29	473	24	0	14774	8596	7768	7088	6273	5635	5282

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Pouce Coupe South Non-Unit	6.12	216	0	0	1.36	87	0	0	0.94	81	0	0	7420	5793	5502	5242	4901	4608	4435
Progress Non-Unit	0.77	0	20	0	0.11	0	3	0	0.09	0	2	0	413	335	320	306	288	272	263
Queensdale (Divest)	0.01	13	0	0	0.00	6	0	0	0.00	6	0	0	132	119	117	114	110	107	105
Rapdan Unit	0.00	2607	0	0	0.00	127	0	0	0.00	102	0	0	1438	835	759	696	621	561	529
Ronalane	0.00	26	0	0	0.00	14	0	0	0.00	13	0	0	226	194	188	182	174	166	162
Sinclair	3.83	0	27	0	1.32	0	9	0	1.03	0	6	0	5984	4298	4019	3776	3467	3208	3059
South Elkton Unit No. 1	1.40	0	18	0	0.02	0	0	0	0.01	0	0	0	70	56	54	51	48	46	44
Wembley Prospect (Divest Entities)	1.03	53	36	0	0.53	32	18	0	0.41	29	12	0	2998	2603	2521	2445	2340	2246	2187
Divestiture Package	261.87	22023	11158	22	27.29	2099	521	8	21.38	1939	383	7	150420	106417	99485	93512	85956	79699	76093

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Company: **ARC RESOURCES LTD.**
Property: **Corporate**

Reserve Class: **Proved**
Development Class: **Total**
Pricing: **Posted (2003-Mar-31) Constant**
Effective Date: **January 01, 2003**
LOOK AHEAD ANALYSIS at July 1, 2003

	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
Entity Description	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Arcola	0.05	162	0	0	0.02	51	0	0	0.01	42	0	0	896	697	661	629	587	551	529
BC Minor - DLS (Buick Ck/Rigel)	0.98	0	15	0	0.12	0	2	0	0.09	0	1	0	340	249	233	219	201	186	178
BC Minor - Prophet (Divest)	2.83	0	0	0	1.41	0	0	0	1.03	0	0	0	3356	3076	3015	2957	2874	2798	2749
BC Minor - Yoyo	1.13	0	0	0	0.28	0	0	0	0.22	0	0	0	942	818	792	768	735	704	685
Berrymoor/Lindale NU (Divest)	0.61	0	18	0	0.15	0	5	0	0.13	0	3	0	490	433	421	409	393	378	369
Bigoray Unit No. 1 & Non-Unit	10.01	446	240	0	1.67	69	40	0	1.26	59	27	0	8684	5885	5473	5124	4690	4336	4134
Bonanza Unit & Non-Unit	3.92	1451	43	0	0.25	121	3	0	0.19	115	2	0	3648	2729	2567	2424	2238	2079	1987
Brooks (Divest Entities)	1.18	0	0	0	0.99	0	0	0	0.87	0	0	0	2882	1683	1522	1390	1231	1107	1038
Buick Creek	24.40	121	565	0	8.04	29	186	0	6.23	26	149	0	31805	23226	21782	20517	18890	17521	16722
Cessford Unit & Non-Unit	34.09	7	0	0	1.27	2	0	0	1.04	2	0	0	5245	2913	2641	2422	2161	1959	1847
Craigend	10.27	0	0	0	4.27	0	0	0	3.57	0	0	0	11964	8986	8457	7987	7377	6857	6553
Cyn-Pem Cardium D Unit No. 1	0.58	2773	23	0	0.00	20	0	0	0.00	17	0	0	611	401	370	343	310	284	269
Cyn-Pem Non-Unit	3.48	18	177	0	0.39	7	20	0	0.32	6	14	0	1780	1321	1242	1172	1081	1005	960
Dalesboro	0.00	27	0	0	0.00	10	0	0	0.00	9	0	0	193	157	150	143	135	127	122
Enchant (Divest Entities)	0.02	50	1	0	0.01	23	1	0	0.00	21	0	0	482	407	392	378	359	342	332
Eyremore	0.19	0	0	0	0.02	0	0	0	0.02	0	0	0	123	89	84	79	72	67	64
Garrington Cardium Unit No. 3	0.36	154	13	0	0.04	15	1	0	0.02	13	1	0	434	328	309	291	268	248	236
Goose River Unit No. 1	2.72	3706	1130	0	0.09	120	37	0	0.06	100	25	0	3847	2869	2695	2541	2339	2166	2065
Granada	0.35	0	11	0	0.02	0	1	0	0.02	0	0	0	110	85	81	77	71	66	64
Grand Forks	0.00	128	0	0	0.00	44	0	0	0.00	42	0	0	759	621	594	570	537	508	490
Harmattan East Unit No. 1	53.64	2470	4807	0	0.14	6	12	0	0.10	5	8	0	762	511	472	439	398	364	345
Harmattan East Viking Unit No. 1	0.50	2487	44	0	0.01	28	0	0	0.00	22	0	0	695	399	358	325	285	253	236
Harmattan Elkton Unit No. 1	66.97	2212	2838	0	0.80	21	34	0	0.66	19	28	0	5609	4130	3875	3651	3363	3121	2980
Hays Unit & Non-Unit	0.05	214	3	0	0.01	41	0	0	0.00	37	0	0	748	560	526	497	458	425	406
Holmberg Mannville Gas Unit	0.37	0	1	0	0.04	0	0	0	0.03	0	0	0	118	115	115	114	113	112	111
Holmberg Non-Unit (Divest)	1.55	0	3	0	0.04	0	0	0	0.04	0	0	0	223	161	151	142	131	121	116
Inga Units & Non-Unit	15.38	0	360	190	3.63	0	81	40	2.82	0	65	33	10969	7976	7454	6993	6397	5894	5601
Instow Unit & Non-Unit (Divest)	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	14	13	13	13	13	12	12
Klua	1.43	0	0	0	0.55	0	0	0	0.43	0	0	0	1577	1501	1484	1468	1444	1422	1408
Midale Non-Unit (Divest Entities)	0.00	94	0	0	0.00	8	0	0	0.00	6	0	0	112	81	76	72	66	62	59
Minnehik-Buck Lake Ostracod Unit No. 2	1.34	22	134	0	0.15	1	15	0	0.13	1	10	0	793	624	592	564	525	492	472
MIPA Cardium Oil (Divest Entities)	0.01	44	1	0	0.01	44	1	0	0.01	43	1	0	905	649	606	567	518	477	453
Pembina - Minor Entities (Divest Entities)	16.47	1765	481	0	1.52	170	44	0	1.18	164	29	0	9715	6207	5688	5251	4714	4283	4040
Pembina F	0.21	497	23	0	0.21	497	23	0	0.13	475	15	0	15494	10338	9511	8802	7912	7186	6773
Pinto Unit & Non-Unit	0.27	224	0	0	0.02	17	0	0	0.02	16	0	0	442	332	313	296	274	256	245
Pipestone	0.04	0	0	0	0.01	0	0	0	0.01	0	0	0	48	46	46	45	45	44	44
Pouce Coupe South Boundary A Unit	0.00	236	0	0	0.00	56	0	0	0.00	47	0	0	1167	711	644	588	520	466	436
Pouce Coupe South Boundary B Pool Unit	1.99	2407	169	0	0.41	501	35	0	0.29	473	24	0	14774	8596	7768	7088	6273	5635	5282

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Company Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Net Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
Pouce Coupe South Non-Unit	6.32	296	0	0	1.42	110	0	0	0.98	103	0	0	8111	6241	5911	5619	5237	4911	4718
Progress Non-Unit	0.77	0	20	0	0.11	0	3	0	0.09	0	2	0	413	335	320	306	288	272	263
Queensdale (Divest)	0.01	13	0	0	0.00	6	0	0	0.00	6	0	0	132	119	117	114	110	107	105
Rapdan Unit	0.00	2607	0	0	0.00	127	0	0	0.00	102	0	0	1438	835	759	696	621	561	529
Ronalane	0.00	26	0	0	0.00	14	0	0	0.00	13	0	0	226	194	188	182	174	166	162
Sinclair	3.83	0	27	0	1.32	0	9	0	1.03	0	6	0	5984	4298	4019	3776	3467	3208	3059
South Elkton Unit No. 1	1.40	0	18	0	0.02	0	0	0	0.01	0	0	0	70	56	54	51	48	46	44
Wembley Prospect (Divest Entities)	1.03	53	36	0	0.53	32	18	0	0.41	29	12	0	2998	2603	2521	2445	2340	2246	2187
Divestiture Package	270.73	24712	11201	191	30.00	2189	573	40	23.46	2013	425	34	162128	114607	107060	100543	92284	85433	81480

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Company:	ARC RESOURCES LTD.	Reserve Class:	**Proved Plus Probable**
Property:	Corporate	Development Class:	**Total**
		Pricing:	**Posted (2003-Mar-31) Constant**
		Effective Date:	**January 01, 2003**
		LOOK AHEAD ANALYSIS at July 1, 2003	

	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
Entity Description	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Arcola	0.11	355	0	0	0.03	90	0	0	0.02	68	0	0	1369	996	933	878	807	746	711
BC Minor - DLS (Buick Ck/Rigel)	1.74	22	18	0	0.67	22	2	0	0.56	21	2	0	2676	1730	1575	1441	1272	1134	1054
BC Minor - Prophet (Divest)	5.58	0	0	1	2.79	0	0	0	2.04	0	0	0	6819	5853	5654	5469	5215	4985	4844
BC Minor - Yoyo	1.87	0	0	0	0.47	0	0	0	0.36	0	0	0	1557	1239	1178	1123	1049	984	946
Berrymoor/Lindale NU (Divest)	0.77	0	23	0	0.18	0	5	0	0.15	0	4	0	634	550	532	516	492	471	458
Bigoray Unit No. 1 & Non-Unit	13.06	886	313	0	2.19	138	53	0	1.65	116	35	0	12664	7927	7277	6734	6069	5535	5234
Bonanza Unit & Non-Unit	4.77	1951	52	0	0.31	164	3	0	0.23	155	2	0	5183	3425	3156	2927	2644	2414	2284
Brooks (Divest Entities)	1.46	0	0	0	1.22	0	0	0	1.08	0	0	0	3567	1878	1677	1515	1326	1182	1103
Buick Creek	30.89	162	715	0	10.17	39	236	0	7.89	34	188	0	40126	27081	25096	23400	21276	19534	18538
Cessford Unit & Non-Unit	39.07	9	0	0	1.46	2	0	0	1.20	2	0	0	6050	3100	2785	2536	2245	2024	1903
Craigend	13.78	0	0	0	5.82	0	0	0	4.88	0	0	0	17121	12008	11153	10410	9464	8678	8225
Cyn-Pem Cardium D Unit No. 1	0.79	3802	32	0	0.01	27	0	0	0.00	23	0	0	841	487	442	404	360	325	306
Cyn-Pem Non-Unit	4.44	23	226	0	0.50	8	26	0	0.41	8	18	0	2242	1534	1422	1327	1207	1109	1053
Dalesboro	0.00	34	0	0	0.00	12	0	0	0.00	11	0	0	241	187	176	167	155	145	139
Enchant (Divest Entities)	0.02	63	1	0	0.01	28	1	0	0.01	27	0	0	596	483	461	441	415	392	378
Eyremore	0.23	0	0	0	0.03	0	0	0	0.03	0	0	0	148	101	93	87	79	73	70
Garrington Cardium Unit No. 3	0.47	204	17	0	0.05	20	2	0	0.03	18	1	0	632	435	402	372	335	303	286
Goose River Unit No. 1	4.66	7097	1789	0	0.15	231	58	0	0.11	192	40	0	8153	5827	5416	5052	4580	4179	3944
Granada	0.43	0	14	0	0.03	0	1	0	0.02	0	1	0	138	100	93	87	80	74	70
Grand Forks	0.00	172	0	0	0.00	58	0	0	0.00	56	0	0	999	768	726	689	640	597	573
Harmattan East Unit No. 1	68.81	3093	6166	0	0.18	8	16	0	0.13	6	10	0	985	597	544	499	446	404	380
Harmattan East Viking Unit No. 1	0.71	3537	62	0	0.01	39	1	0	0.01	32	1	0	1040	502	442	395	340	299	276
Harmattan Elkton Unit No. 1	90.51	2711	3835	0	1.08	26	46	0	0.89	23	38	0	7524	5034	4651	4325	3918	3588	3400
Hays Unit & Non-Unit	0.07	299	4	0	0.01	56	0	0	0.01	51	0	0	1020	700	649	605	550	504	478
Holmberg Mannville Gas Unit	0.52	0	1	0	0.05	0	0	0	0.04	0	0	0	136	133	133	132	131	130	129
Holmberg Non-Unit (Divest)	2.14	0	4	0	0.06	0	0	0	0.06	0	0	0	317	215	199	186	170	157	149
Inga Units & Non-Unit	24.77	0	577	352	5.81	0	129	73	4.50	0	103	61	18134	11692	10707	9870	8829	7984	7506
Instow Unit & Non-Unit (Divest)	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	19	17	17	17	17	16	16
Klua	2.93	0	0	0	1.24	0	0	0	0.96	0	0	0	3508	3171	3098	3030	2933	2845	2789
Midale Non-Unit (Divest Entities)	0.00	101	0	0	0.00	8	0	0	0.00	7	0	0	117	82	77	73	67	62	60
Minnehik-Buck Lake Ostracod Unit No. 2	1.86	36	186	0	0.20	2	20	0	0.17	2	14	0	1103	800	748	702	643	593	565
MIPA Cardium Oil (Divest Entities)	0.01	59	1	0	0.01	59	1	0	0.01	57	1	0	1203	781	716	661	593	538	507
Pembina - Minor Entities (Divest Entities)	19.49	2271	576	0	1.86	216	55	0	1.46	209	36	0	12067	6942	6276	5732	5081	4574	4293
Pembina F	0.24	567	26	0	0.24	567	26	0	0.15	542	17	0	17802	11268	10276	9438	8405	7577	7111
Pinto Unit & Non-Unit	0.38	311	0	0	0.03	24	0	0	0.03	23	0	0	603	419	390	365	334	308	293
Pipestone	0.79	0	0	0	0.20	0	0	0	0.16	0	0	0	826	523	473	431	377	334	309
Pouce Coupe South Boundary A Unit	0.00	349	0	0	0.00	83	0	0	0.00	69	0	0	1839	911	801	715	615	539	499
Pouce Coupe South Boundary B Pool Unit	3.21	3892	274	0	0.67	809	57	0	0.47	761	39	0	25801	11699	10219	9068	7759	6786	6267

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Pouce Coupe South Non-Unit	7.73	470	0	0	1.81	197	0	0	1.24	178	0	0	11477	7989	7430	6948	6339	5836	5547
Progress Non-Unit	1.03	0	26	0	0.15	0	4	0	0.13	0	3	0	587	441	416	393	364	339	325
Queensdale (Divest)	0.01	19	0	0	0.01	9	0	0	0.00	8	0	0	194	169	163	159	152	146	142
Rapdan Unit	0.00	3907	0	0	0.00	190	0	0	0.00	150	0	0	2133	1099	982	888	778	693	646
Ronalane	0.00	44	0	0	0.00	23	0	0	0.00	22	0	0	377	307	293	281	265	251	243
Sinclair	4.88	0	35	0	1.66	0	12	0	1.30	0	8	0	7562	4959	4574	4248	3846	3521	3336
South Elkton Unit No. 1	2.28	0	28	0	0.03	0	0	0	0.02	0	0	0	114	87	82	78	73	68	65
Wembley Prospect (Divest Entities)	1.41	63	50	0	0.73	38	25	0	0.57	35	17	0	3939	3277	3146	3027	2865	2721	2634
Divestiture Package	357.96	36508	15055	353	42.11	3195	781	73	32.99	2908	579	61	232182	149523	137751	127841	115598	105697	100082

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Company: **ARC RESOURCES LTD.**
Property: **Corporate**

Reserve Class: **Proved**
Development Class: **Producing**
Pricing: **Posted (2003-Mar-31) Constant**
Effective Date: **January 01, 2003**
LOOK AHEAD ANALYSIS at July 1, 2003

	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
Entity Description	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Arcola																			
41/01-34-008-03W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
09-34-008-03W2 HZ	0.01	49	0	0	0.00	16	0	0	0.00	13	0	0	288	229	218	208	195	183	176
41/10-34-008-03W2/0	0.00	15	0	0	0.00	5	0	0	0.00	4	0	0	78	64	61	59	55	52	51
91/10-34-008-03W2/0	0.02	46	0	0	0.00	15	0	0	0.00	12	0	0	297	209	194	182	166	153	146
11/11-34-008-03W2/0	0.00	3	0	0	0.00	1	0	0	0.00	1	0	0	10	9	9	8	8	8	8
21/16-34-008-03W2/0	0.00	12	0	0	0.00	4	0	0	0.00	3	0	0	48	39	37	35	33	31	30
01/12-35-008-03W2/0	0.00	8	0	0	0.00	3	0	0	0.00	2	0	0	57	50	49	47	45	43	42
31/13-35-008-03W2/0	0.00	5	0	0	0.00	1	0	0	0.00	1	0	0	15	13	13	13	12	12	12
91/13-35-008-03W2/0	0.01	17	0	0	0.00	5	0	0	0.00	4	0	0	89	71	67	64	60	57	54
01/08-02-009-03W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
41/03-03-009-03W2/0	0.00	6	0	0	0.00	1	0	0	0.00	1	0	0	14	13	12	12	12	11	11
91/04-03-009-03W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Total Arcola	0.05	162	0	0	0.02	51	0	0	0.01	42	0	0	896	697	661	629	587	551	529
BC Minor - DLS (Buick Ck/Rigel)																			
00/10-33-087-17W6/(0,2)	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/06-23-088-16W6/0	0.98	0	15	0	0.12	0	2	0	0.09	0	1	0	340	249	233	219	201	186	178
Total BC Minor - DLS (Buick Ck/Rigel)	0.98	0	15	0	0.12	0	2	0	0.09	0	1	0	340	249	233	219	201	186	178
BC Minor - Prophet (Divest)																			
00/C-020-K/094-J-02/0	2.83	0	0	0	1.41	0	0	0	1.03	0	0	0	3356	3076	3015	2957	2874	2798	2749
Total BC Minor - Prophet (Divest)	2.83	0	0	0	1.41	0	0	0	1.03	0	0	0	3356	3076	3015	2957	2874	2798	2749
BC Minor - Yoyo																			
00/A-047-L/094-I-14/0	1.13	0	0	0	0.28	0	0	0	0.22	0	0	0	1061	918	888	860	822	786	765
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-119	-100	-96	-92	-87	-82	-79
Total BC Minor - Yoyo	1.13	0	0	0	0.28	0	0	0	0.22	0	0	0	942	818	792	768	735	704	685
Berrymoor/Lindale NU (Divest)																			

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Gross Lease Reserves Oil Mbbl	Gross Lease Reserves NGL Mbbl	Gross Lease Reserves Sulphur Mlt	Company Interest Reserves Gas Bcf	Company Interest Reserves Oil Mbbl	Company Interest Reserves NGL Mbbl	Company Interest Reserves Sulphur Mlt	Net Interest Reserves Gas Bcf	Net Interest Reserves Oil Mbbl	Net Interest Reserves NGL Mbbl	Net Interest Reserves Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
Modeste Creek/Berrymoor (Divest)																			
00/11-07-049-05W5/0	0.13	0	4	0	0.03	0	1	0	0.02	0	1	0	119	110	108	106	103	101	99
00/07-18-049-05W5/0	0.18	0	5	0	0.02	0	1	0	0.01	0	0	0	78	72	70	69	67	65	64
00/07-12-049-06W5/0	0.11	0	3	0	0.02	0	1	0	0.02	0	0	0	99	91	90	88	86	84	83
00/04-13-049-06W5/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-70	-62	-61	-59	-57	-55	-54
Total Modeste Creek/Berrymoor (Divest)	0.42	0	12	0	0.07	0	2	0	0.05	0	1	0	227	211	208	204	199	195	192
Total Berrymoor/Lindale NU (Divest)	0.42	0	12	0	0.07	0	2	0	0.05	0	1	0	227	211	208	204	199	195	192
Bigoray Unit No. 1 & Non-Unit																			
Bigoray Non-Unit																			
00/09-28-051-08W5/0	0.14	0	3	0	0.03	0	1	0	0.03	0	1	0	136	125	122	120	117	113	111
00/07-32-052-08W5/2	1.31	0	31	0	0.36	0	9	0	0.26	0	6	0	1522	1276	1227	1183	1123	1070	1038
Total Bigoray Non-Unit	1.44	0	35	0	0.39	0	9	0	0.29	0	6	0	1658	1400	1350	1303	1240	1183	1149
Bigoray Unit No. 1																			
00/10-30-050-07W5/2	0.29	0	7	0	0.05	0	1	0	0.04	0	1	0	180	149	143	137	130	123	119
00/11-35-050-08W5	0.89	0	21	0	0.10	0	2	0	0.08	0	2	0	392	250	229	211	189	171	161
00/10-16-051-08W5/0	0.40	155	9	0	0.06	24	1	0	0.04	22	1	0	866	436	386	346	300	266	247
00/08-18-051-08W5/0	1.11	0	27	0	0.17	0	4	0	0.14	0	3	0	700	412	373	340	302	271	254
00/10-18-051-08W5/0	0.07	0	2	0	0.01	0	0	0	0.01	0	0	0	40	37	36	36	35	34	33
00/06-21-051-08W5/0	0.12	27	3	0	0.02	4	0	0	0.01	4	0	0	160	124	117	111	104	97	93
02/08-22-051-08W5/0	0.36	0	9	0	0.06	0	1	0	0.05	0	1	0	223	179	171	163	153	144	139
00/06-28-051-08W5/2	0.56	264	13	0	0.09	41	2	0	0.06	33	1	0	1401	792	713	649	572	513	480
00/10-32-051-08W5/3	0.42	0	10	0	0.07	0	2	0	0.05	0	1	0	266	207	196	186	173	162	155
00/06-33-051-08W5/2	2.30	0	55	0	0.36	0	9	0	0.27	0	6	0	1481	866	786	720	641	579	545
00/04-07-052-08W5/2	0.04	0	1	0	0.01	0	0	0	0.01	0	0	0	20	19	19	18	18	17	17
00/14-17-052-08W5/2	1.52	0	37	0	0.24	0	6	0	0.17	0	4	0	990	726	681	642	591	548	523
00/06-29-052-08W5/0	0.23	0	5	0	0.04	0	1	0	0.03	0	1	0	122	96	91	86	80	75	71
Oil Infills	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Company Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Net Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	71	144	144	142	137	131	127
Total Bigoray Unit No. 1	8.31	446	199	0	1.25	69	30	0	0.95	59	20	0	6914	4438	4084	3788	3424	3131	2965
Total Bigoray Unit No. 1 & Non-Unit	9.75	446	234	0	1.65	69	39	0	1.24	59	27	0	8572	5838	5434	5091	4663	4314	4114
Bonanza Unit & Non-Unit																			
Non-Unit Gas Wells																			
00/10-21-081-11W6/0	0.52	0	5	0	0.03	0	0	0	0.03	0	0	0	94	79	76	73	69	65	63
02/11-22-081-11W6/0	0.94	0	10	0	0.05	0	1	0	0.04	0	0	0	155	119	113	107	99	93	89
00/07-27-081-11W6/0	0.17	0	2	0	0.01	0	0	0	0.01	0	0	0	28	25	25	24	23	22	22
00/11-28-081-11W6/0	1.37	0	14	0	0.08	0	1	0	0.06	0	1	0	217	161	151	142	131	121	116
Total Non-Unit Gas Wells	2.99	0	31	0	0.17	0	2	0	0.13	0	1	0	494	384	364	346	322	302	289
Non-Unit Oil Wells																			
00/15-15-081-11W6/0	0.02	19	0	0	0.00	1	0	0	0.00	1	0	0	15	12	11	11	10	10	9
00/07-22-081-11W6/0	0.07	80	1	0	0.00	4	0	0	0.00	4	0	0	129	95	89	83	77	71	68
00/04-27-081-11W6/0	0.04	45	0	0	0.00	3	0	0	0.00	2	0	0	58	42	40	37	34	32	30
00/08-28-081-11W6/0	0.00	5	0	0	0.00	0	0	0	0.00	0	0	0	2	1	1	1	1	1	1
00/16-28-081-11W6/0	0.09	104	1	0	0.00	6	0	0	0.00	5	0	0	180	119	109	101	91	83	78
00/02-01-083-12W6/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-197	-128	-117	-108	-96	-87	-82
Total Non-Unit Oil Wells	0.21	253	3	0	0.01	14	0	0	0.01	13	0	0	185	141	133	126	117	109	104
Unit Wells																			
Bonanza Boundary A Pool Unit No. 1	0.72	1198	9	0	0.06	107	1	0	0.04	101	1	0	3420	2510	2352	2213	2033	1881	1792
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-452	-306	-281	-260	-234	-212	-199
Total Unit Wells	0.72	1198	9	0	0.06	107	1	0	0.04	101	1	0	2968	2205	2071	1952	1799	1669	1593
Total Bonanza Unit & Non-Unit	3.92	1451	43	0	0.25	121	3	0	0.19	115	2	0	3648	2729	2567	2424	2238	2079	1987

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Company Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Net Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
Brooks (Divest Entities)																			
Brooks Divest																			
100%WI, 2cFH -MRA,MHA&C	0.69	0	0	0	0.69	0	0	0	0.62	0	0	0	1831	1054	949	863	761	680	636
100%WI, 2cFH -VIK&BSL COL	0.06	0	0	0	0.06	0	0	0	0.06	0	0	0	186	131	122	114	104	95	90
Total Brooks Divest	0.76	0	0	0	0.76	0	0	0	0.68	0	0	0	2016	1185	1071	977	864	775	726
Brooks Town																			
100%WI, 2cFH -MRA	0.04	0	0	0	0.04	0	0	0	0.03	0	0	0	123	104	100	96	91	87	84
50%WI, Crown -MRA,MHA	0.39	0	0	0	0.19	0	0	0	0.16	0	0	0	743	394	351	316	276	245	228
Total Brooks Town	0.42	0	0	0	0.23	0	0	0	0.20	0	0	0	865	498	451	412	367	331	312
Total Brooks (Divest Entities)	1.18	0	0	0	0.99	0	0	0	0.87	0	0	0	2882	1683	1522	1390	1231	1107	1038
Buick Creek																			
BUICK																			
00/B-044-I/094-A-11/DUNL	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Total BUICK	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
BUICK+																			
00/07-31-088-19W6/0	1.36	0	32	0	0.27	0	6	0	0.21	0	5	0	1126	829	778	733	675	626	597
00/05-36-088-19W6/0	0.35	0	8	0	0.18	0	4	0	0.14	0	3	0	573	433	408	385	355	329	314
00/08-36-088-20W6/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/C-036-I/094-A-11/0	0.48	0	11	0	0.12	0	3	0	0.09	0	2	0	419	311	292	275	253	234	223
00/D-046-I/094-A-11/0	0.07	21	2	0	0.02	5	0	0	0.01	5	0	0	195	162	156	150	142	134	130
00/C-047-I/094-A-11/0	0.44	101	10	0	0.11	24	2	0	0.09	21	2	0	1323	1039	986	939	877	824	792
00/A-065-I/094-A-11/0	0.89	0	21	0	0.04	0	1	0	0.03	0	1	0	140	94	87	81	73	66	63
Total BUICK+	3.59	121	83	0	0.72	29	17	0	0.58	26	13	0	3777	2869	2707	2562	2374	2213	2118

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Company Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Net Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
BUICK25+ (Divest)																			
00/C-094-I/094-A-11/0	2.68	0	62	0	0.67	0	15	0	0.52	0	12	0	2806	1745	1593	1467	1313	1190	1121
00/C-079-J/094-A-11/0	0.73	0	17	0	0.18	0	4	0	0.14	0	3	0	737	602	576	553	521	493	476
00/D-083-J/094-A-11/2	0.06	0	1	0	0.01	0	0	0	0.01	0	0	0	45	42	41	40	39	38	38
00/D-093-J/094-A-11/0	0.78	0	18	0	0.19	0	5	0	0.15	0	4	0	733	508	471	438	398	364	345
00/A-031-A/094-A-14/0	2.11	0	49	0	0.53	0	12	0	0.41	0	10	0	2130	1241	1122	1024	906	815	764
02/B-046-A/094-A-14/0	0.02	0	0	0	0.00	0	0	0	0.00	0	0	0	15	14	14	14	14	14	14
00/D-071-A/094-A-14/2	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/D-091-C/094-A-14/0	1.43	0	33	0	0.36	0	8	0	0.28	0	7	0	1485	1103	1037	978	902	838	801
00/C-007-D/094-A-15/0	0.94	0	22	0	0.24	0	5	0	0.17	0	4	0	891	677	638	604	559	521	499
00/C-018-D/094-A-15/0	0.29	0	7	0	0.07	0	2	0	0.06	0	1	0	262	219	210	202	191	181	175
00/C-039-D/094-A-15/0	0.43	0	10	0	0.11	0	3	0	0.08	0	2	0	377	300	285	272	254	238	229
00/C-039-D/094-A-15/BLUE	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/C-079-D/094-A-15/0	0.13	0	3	0	0.03	0	1	0	0.02	0	1	0	113	106	104	103	101	99	97
00/C-080-D/094-A-15/0	0.77	0	18	0	0.19	0	4	0	0.15	0	4	0	720	489	452	419	379	345	326
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Total BUICK25+ (Divest)	10.36	0	240	0	2.59	0	60	0	2.01	0	48	0	10314	7045	6543	6114	5577	5136	4884
BUICK33.3+																			
00/C-035-B/094-A-14/2	1.13	0	26	0	0.38	0	9	0	0.29	0	7	0	1584	1288	1232	1180	1111	1051	1014
02/C-035-B/094-A-14/0	0.81	0	19	0	0.27	0	6	0	0.20	0	5	0	1007	777	735	697	648	606	580
00/D-039-B/094-A-14/DUNL	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Total BUICK33.3+	1.93	0	45	0	0.64	0	15	0	0.49	0	12	0	2591	2065	1967	1878	1759	1656	1595
BUICK50+																			
00/11-32-088-19W6/2	0.64	0	15	0	0.32	0	7	0	0.24	0	6	0	1158	886	837	793	735	685	656
00/12-34-088-19W6/0	0.65	0	15	0	0.33	0	8	0	0.26	0	6	0	1228	908	851	801	737	682	650
00/05-35-088-19W6/0	0.32	0	7	0	0.16	0	4	0	0.12	0	3	0	547	455	437	420	397	376	364
00/A-029-L/094-A-10/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/A-029-L/094-A-10/2	0.34	0	8	0	0.17	0	4	0	0.13	0	3	0	611	496	473	452	425	400	386
00/B-037-L/094-A-10/2	0.42	0	10	0	0.21	0	5	0	0.16	0	4	0	706	528	495	467	429	397	379
00/D-039-L/094-A-10/2	0.49	0	11	0	0.24	0	6	0	0.19	0	4	0	884	664	624	589	542	503	480
00/B-022-I/094-A-11/0	0.66	0	15	0	0.33	0	8	0	0.26	0	6	0	1219	874	815	763	697	641	609

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
00/C-032-I/094-A-11/0	1.72	0	40	0	0.86	0	20	0	0.67	0	16	0	3544	2413	2234	2080	1887	1729	1638
00/C-034-I/094-A-11/BLUE	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/D-045-I/094-A-11/0	0.33	0	8	0	0.16	0	4	0	0.13	0	3	0	603	503	483	464	439	417	403
00/B-044-J/094-A-11/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Total BUICK50+	5.56	0	129	0	2.78	0	64	0	2.16	0	51	0	10498	7726	7249	6829	6288	5831	5564
Total Buick Creek	21.45	121	497	0	6.74	29	156	0	5.24	26	125	0	27181	19706	18465	17383	15997	14836	14161
Cessford Unit & Non-Unit																			
00/14-18-025-11W4/0	1.25	0	0	0	0.31	0	0	0	0.24	0	0	0	1200	740	678	626	564	514	486
00/06-19-025-11W4/0	0.00	7	0	0	0.00	2	0	0	0.00	2	0	0	67	63	62	61	60	58	58
Basal Colorado Gas	20.36	0	0	0	0.59	0	0	0	0.49	0	0	0	2463	1090	958	856	741	655	609
Cessford Mannville C West	0.39	0	0	0	0.01	0	0	0	0.01	0	0	0	48	28	25	23	20	18	17
Cessford Unit 1 Oil Wells	0.23	0	0	0	0.01	0	0	0	0.01	0	0	0	28	24	23	22	21	20	19
Cessford Unit No. 2	0.90	0	0	0	0.03	0	0	0	0.02	0	0	0	111	70	64	59	53	48	45
Mannville Gas	9.28	0	0	0	0.27	0	0	0	0.23	0	0	0	1149	764	705	655	593	542	514
Viking Gas	1.69	0	0	0	0.05	0	0	0	0.04	0	0	0	179	134	126	119	111	104	99
Total Cessford Unit & Non-Unit	34.09	7	0	0	1.27	2	0	0	1.04	2	0	0	5245	2913	2641	2422	2161	1959	1847
Craigend																			
00/13-18-063-11W4/0	0.01	0	0	0	0.00	0	0	0	0.00	0	0	0	3	3	3	3	3	3	3
00/02-19-063-11W4/2	0.18	0	0	0	0.06	0	0	0	0.06	0	0	0	220	152	141	131	119	108	103
00/06-26-063-11W4/0	0.17	0	0	0	0.07	0	0	0	0.06	0	0	0	256	188	176	165	152	140	133
00/11-28-063-11W4/0	0.02	0	0	0	0.01	0	0	0	0.01	0	0	0	27	26	26	25	25	24	24
00/11-28-063-11W4/3	0.01	0	0	0	0.00	0	0	0	0.00	0	0	0	16	16	16	15	15	15	15
00/10-36-063-11W4/0	0.02	0	0	0	0.00	0	0	0	0.00	0	0	0	13	12	12	12	12	11	11
00/05-13-063-12W4/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/12-27-063-12W4/0	0.76	0	0	0	0.39	0	0	0	0.31	0	0	0	1480	1036	962	898	816	749	710
00/12-27-063-12W4/2	0.01	0	0	0	0.01	0	0	0	0.01	0	0	0	23	22	21	21	21	21	20
00/11-29-063-12W4/0	0.53	0	0	0	0.13	0	0	0	0.10	0	0	0	498	402	383	366	343	322	310
00/11-29-063-12W4/G	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/04-34-063-12W4/2	0.23	0	0	0	0.01	0	0	0	0.01	0	0	0	70	54	51	48	44	42	40
00/01-36-063-12W4/2	0.12	0	0	0	0.05	0	0	0	0.05	0	0	0	166	113	104	97	87	79	75

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
00/10-26-063-13W4/0	0.07	0	0	0	0.07	0	0	0	0.06	0	0	0	250	220	214	208	199	192	187
00/10-26-063-13W4/V	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/06-06-064-10W4/2	0.09	0	0	0	0.03	0	0	0	0.03	0	0	0	99	78	74	70	65	61	59
00/11-18-064-10W4/0	0.13	0	0	0	0.03	0	0	0	0.03	0	0	0	118	103	100	97	94	90	88
00/05-03-064-11W4/0	0.01	0	0	0	0.00	0	0	0	0.00	0	0	0	15	14	14	14	14	14	14
00/05-03-064-11W4/V	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/03-05-064-11W4/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/05-10-064-11W4/0	0.01	0	0	0	0.00	0	0	0	0.00	0	0	0	11	11	11	11	11	11	11
00/09-19-064-11W4/0	0.03	0	0	0	0.01	0	0	0	0.01	0	0	0	48	45	45	44	43	42	42
00/10-27-064-11W4/2	0.57	0	0	0	0.28	0	0	0	0.24	0	0	0	1095	781	728	682	622	573	544
00/11-30-064-11W4/0	0.62	0	0	0	0.31	0	0	0	0.26	0	0	0	1219	823	758	703	633	575	543
00/12-31-064-11W4/0	0.97	0	0	0	0.48	0	0	0	0.38	0	0	0	1789	1307	1224	1151	1057	979	933
00/13-02-064-12W4/0	0.39	0	0	0	0.05	0	0	0	0.05	0	0	0	242	186	176	167	155	145	139
00/13-04-064-12W4/3	0.04	0	0	0	0.04	0	0	0	0.04	0	0	0	141	126	122	119	115	111	108
00/13-04-064-12W4/4	0.17	0	0	0	0.17	0	0	0	0.16	0	0	0	555	373	344	318	286	260	245
00/16-05-064-12W4/0	0.14	0	0	0	0.02	0	0	0	0.02	0	0	0	86	74	72	70	67	64	62
00/15-11-064-12W4/0	0.07	0	0	0	0.01	0	0	0	0.01	0	0	0	42	37	36	35	34	33	32
00/06-14-064-12W4/2	0.42	0	0	0	0.42	0	0	0	0.36	0	0	0	1599	1176	1103	1039	955	885	844
00/14-16-064-12W4/2	0.24	0	0	0	0.03	0	0	0	0.03	0	0	0	148	122	116	112	106	100	97
00/14-16-064-12W4/3	0.39	0	0	0	0.05	0	0	0	0.05	0	0	0	238	198	190	183	173	164	159
00/11-18-064-12W4/2	0.15	0	0	0	0.07	0	0	0	0.07	0	0	0	268	212	202	192	180	169	162
00/10-23-064-12W4/0	1.65	0	0	0	0.83	0	0	0	0.61	0	0	0	2985	2063	1911	1780	1613	1476	1397
00/12-27-064-12W4/0	0.10	0	0	0	0.05	0	0	0	0.05	0	0	0	178	151	146	141	134	128	124
00/14-33-064-12W4/0	0.07	0	0	0	0.04	0	0	0	0.03	0	0	0	137	123	120	117	113	110	107
00/14-33-064-12W4/C	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/11-13-064-13W4/2	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/02-14-064-13W4/(0&2)	0.91	0	0	0	0.11	0	0	0	0.11	0	0	0	556	400	374	351	321	296	282
00/07-23-064-13W4/0	0.12	0	0	0	0.12	0	0	0	0.11	0	0	0	420	339	324	309	290	273	263
00/16-04-065-12W4/0	0.11	0	0	0	0.01	0	0	0	0.01	0	0	0	35	31	30	29	28	27	26
00/16-04-065-12W4/2	0.04	0	0	0	0.00	0	0	0	0.00	0	0	0	12	10	10	10	10	9	9
00/01-24-065-12W4/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
00/03-28-065-12W4/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-0	0	0	0	0	0	0
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-4184	-2747	-2520	-2326	-2084	-1887	-1776
Total Craigend	9.57	0	0	0	3.97	0	0	0	3.33	0	0	0	10876	8283	7820	7409	6872	6415	6146

Cyn-Pem Cardium D Unit No. 1

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Gross Lease Reserves Oil Mbbl	Gross Lease Reserves NGL Mbbl	Gross Lease Reserves Sulphur Mlt	Company Interest Reserves Gas Bcf	Company Interest Reserves Oil Mbbl	Company Interest Reserves NGL Mbbl	Company Interest Reserves Sulphur Mlt	Net Interest Reserves Gas Bcf	Net Interest Reserves Oil Mbbl	Net Interest Reserves NGL Mbbl	Net Interest Reserves Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
00/10-22-051-10W5/0	0.05	220	2	0	0.00	2	0	0	0.00	1	0	0	60	37	34	31	28	25	24
00/10-30-051-10W5/0	0.06	305	3	0	0.00	2	0	0	0.00	2	0	0	81	50	46	42	38	35	33
00/08-25-051-11W5/0	0.03	151	1	0	0.00	1	0	0	0.00	1	0	0	41	27	25	23	21	19	18
00/10-25-051-11W5/0	0.10	461	4	0	0.00	3	0	0	0.00	2	0	0	118	74	67	62	56	51	48
10-20 INFILL	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
15-36 INFILL	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
East Lobe Other Producers	0.09	443	4	0	0.00	3	0	0	0.00	3	0	0	124	79	72	67	60	55	52
West Lobe Other Producers	0.20	958	8	0	0.00	7	0	0	0.00	6	0	0	266	173	159	147	133	122	115
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-135	-74	-66	-59	-52	-46	-43
Total Cyn-Pem Cardium D Unit No. 1	0.53	2540	21	0	0.00	18	0	0	0.00	15	0	0	554	366	338	314	284	260	247
Cyn-Pem Non-Unit																			
02/06-16-050-11W5/0	0.64	0	33	0	0.05	0	3	0	0.04	0	2	0	291	213	199	187	172	159	151
00/04-27-050-11W5/2	0.01	0	1	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	2	2	2
02/10-29-050-11W5/0	1.03	0	52	0	0.04	0	2	0	0.03	0	1	0	232	161	150	140	127	117	111
00/12-29-050-11W5/0	0.00	6	0	0	0.00	3	0	0	0.00	3	0	0	15	13	13	12	12	12	11
02/09-31-050-11W5/0	0.67	0	34	0	0.20	0	10	0	0.17	0	7	0	1108	817	767	722	664	616	587
00/16-31-050-11W5/0	0.00	12	0	0	0.00	4	0	0	0.00	3	0	0	82	71	69	66	63	61	59
00/08-32-050-11W5/0	1.12	0	57	0	0.09	0	5	0	0.07	0	3	0	507	340	314	291	263	240	227
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-457	-296	-271	-249	-222	-201	-188
Total Cyn-Pem Non-Unit	3.48	18	177	0	0.39	7	20	0	0.32	6	14	0	1780	1321	1242	1172	1081	1005	960
Dalesboro																			
11/11-09-006-03W2/0	0.00	19	0	0	0.00	2	0	0	0.00	2	0	0	46	37	36	34	32	30	29
01/01-13-006-04W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
91/02-13-006-04W2/0	0.00	8	0	0	0.00	8	0	0	0.00	7	0	0	147	120	114	109	103	97	93
01/08-13-006-04W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
11/09-13-006-04W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Total Dalesboro	0.00	27	0	0	0.00	10	0	0	0.00	9	0	0	193	157	150	143	135	127	122
Enchant (Divest Entities)																			
00/02-17-013-15W4/0	0.01	21	0	0	0.00	9	0	0	0.00	9	0	0	213	176	168	161	152	144	139

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
00/03-17-013-15W4/0	0.00	13	0	0	0.00	6	0	0	0.00	5	0	0	115	98	94	91	87	83	80
00/04-17-013-15W4/0	0.00	13	0	0	0.00	6	0	0	0.00	6	0	0	127	109	105	102	97	93	90
02/07-17-013-15W4/0	0.00	4	0	0	0.00	2	0	0	0.00	2	0	0	27	25	24	24	23	23	22
Total Enchant (Divest Entities)	0.02	50	1	0	0.01	23	1	0	0.00	21	0	0	482	407	392	378	359	342	332
Eyremore																			
02/09-16-018-18W4/0	0.08	0	0	0	0.01	0	0	0	0.01	0	0	0	48	35	33	31	28	26	25
00/14-17-018-18W4/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
00/08-21-018-18W4/2	0.12	0	0	0	0.01	0	0	0	0.01	0	0	0	74	53	50	47	43	40	38
Total Eyremore	0.19	0	0	0	0.02	0	0	0	0.02	0	0	0	123	89	84	79	72	67	64
Garrington Cardium Unit No. 3																			
GCU#3	0.36	154	13	0	0.04	15	1	0	0.02	13	1	0	434	328	309	291	268	248	236
Total Garrington Cardium Unit No. 3	0.36	154	13	0	0.04	15	1	0	0.02	13	1	0	434	328	309	291	268	248	236
Goose River Unit No. 1																			
BEFORE INJECTION CORRECTION	3.15	2171	1312	0	0.10	71	43	0	0.07	62	30	0	2636	2100	2007	1924	1816	1723	1668
FUTURE INJECTION CORRECT	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Total Goose River Unit No. 1	3.15	2171	1312	0	0.10	71	43	0	0.07	62	30	0	2636	2100	2007	1924	1816	1723	1668
Granada																			
00/11-01-053-11W5/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/16-03-053-11W5/0	0.35	0	11	0	0.02	0	1	0	0.02	0	0	0	110	85	81	77	71	66	64
Total Granada	0.35	0	11	0	0.02	0	1	0	0.02	0	0	0	110	85	81	77	71	66	64
Grand Forks																			
00/10-16-013-13W4/0	0.00	26	0	0	0.00	13	0	0	0.00	12	0	0	227	186	178	171	161	152	147
SAWTOOTH QQQ	0.00	103	0	0	0.00	31	0	0	0.00	30	0	0	533	435	416	399	376	355	343

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Total Grand Forks	0.00	128	0	0	0.00	44	0	0	0.00	42	0	0	759	621	594	570	537	508	490
Harmattan East Unit No. 1																			
Harmattan East Unit No.1-Gas																			
Gas Unit	46.23	0	4143	0	0.12	0	11	0	0.09	0	7	0	748	487	447	414	373	340	322
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-144	-80	-72	-65	-56	-50	-47
Total Harmattan East Unit No.1-Gas	46.23	0	4143	0	0.12	0	11	0	0.09	0	7	0	604	406	376	350	317	290	275
Harmattan East Unit No.1-Oil																			
00/07-33-031-03W5/0	0.00	7	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/03-07-032-03W5/0	0.00	19	0	0	0.00	0	0	0	0.00	0	0	0	2	1	1	1	1	1	1
00/13-18-032-03W5/0	0.00	108	0	0	0.00	0	0	0	0.00	0	0	0	9	6	5	5	5	4	4
00/03-35-032-04W5/0	0.00	6	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
High Water-Cut Wells	0.00	2172	0	0	0.00	5	0	0	0.00	4	0	0	183	108	97	88	77	69	64
Oil Unit Gas Reserves	7.41	0	664	0	0.02	0	2	0	0.01	0	1	0	116	76	69	64	58	53	50
South Horizontal Wells	0.00	159	0	0	0.00	0	0	0	0.00	0	0	0	13	9	9	8	7	7	7
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-165	-96	-86	-78	-68	-60	-56
Total Harmattan East Unit No.1-Oil	7.41	2470	664	0	0.02	6	2	0	0.01	5	1	0	158	105	96	89	81	74	70
Total Harmattan East Unit No. 1	53.64	2470	4807	0	0.14	6	12	0	0.10	5	8	0	762	511	472	439	398	364	345
Harmattan East Viking Unit No. 1																			
2004 Infill Wells	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
2005 Infill Wells	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Total Unit	0.34	1697	30	0	0.00	19	0	0	0.00	15	0	0	542	324	295	271	243	220	208
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-35	-15	-13	-12	-10	-9	-8
Total Harmattan East Viking Unit No. 1	0.34	1697	30	0	0.00	19	0	0	0.00	15	0	0	507	308	282	259	233	211	200
Harmattan Elkton Unit No. 1																			

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Company Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Net Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
Harmattan Elkton Unit No. 1- Gas																			
Harmattan Elkton Unit No.1-Gas	60.39	0	2656	0	0.74	0	33	0	0.61	0	26	0	4885	3548	3322	3124	2871	2659	2536
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-456	-304	-279	-258	-232	-210	-198
Total Harmattan Elkton Unit No. 1- Gas	60.39	0	2656	0	0.74	0	33	0	0.61	0	26	0	4429	3244	3042	2866	2639	2449	2338
Harmattan Elkton Unit No.1-Oil																			
2002 Reactivated Oil	0.00	33	0	0	0.00	0	0	0	0.00	0	0	0	10	9	9	9	9	9	9
High Water Cut >50%	0.00	728	0	0	0.00	7	0	0	0.00	6	0	0	294	217	204	191	176	162	154
High Water Cut>90%	0.00	835	0	0	0.00	8	0	0	0.00	7	0	0	324	234	219	204	186	171	162
Low Water Cut <10%	0.00	616	0	0	0.00	6	0	0	0.00	5	0	0	250	188	177	167	154	143	136
Oil Unit Gas Reserves	6.58	0	182	0	0.06	0	2	0	0.05	0	1	0	407	307	289	274	254	237	227
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-104	-70	-65	-60	-54	-49	-46
Total Harmattan Elkton Unit No.1-Oil	6.58	2212	182	0	0.06	21	2	0	0.05	19	1	0	1181	886	833	786	724	672	642
Total Harmattan Elkton Unit No. 1	66.97	2212	2838	0	0.80	21	34	0	0.66	19	28	0	5609	4130	3875	3651	3363	3121	2980
Hays Unit & Non-Unit																			
02/10-28-013-14W4/0	0.00	15	0	0	0.00	15	0	0	0.00	14	0	0	234	191	183	175	165	156	150
HAYS LOWER MANNVILLE M UNIT NO. 1	0.04	150	2	0	0.01	19	0	0	0.00	18	0	0	368	268	251	236	217	201	192
Total Hays Unit & Non-Unit	0.04	166	2	0	0.01	35	0	0	0.00	32	0	0	601	459	434	411	382	357	342
Holmberg Mannville Gas Unit																			
00/02-22-043-16W4/3	0.23	0	0	0	0.02	0	0	0	0.02	0	0	0	140	132	131	129	127	125	123
00/14-28-043-16W4/2	0.10	0	0	0	0.01	0	0	0	0.01	0	0	0	62	58	57	56	55	54	53
00/01-22-044-17W4/3	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/08-12-045-18W4/3	0.04	0	0	0	0.00	0	0	0	0.00	0	0	0	21	20	20	20	20	19	19
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-105	-95	-93	-91	-88	-86	-84
Total Holmberg Mannville Gas Unit	0.37	0	1	0	0.04	0	0	0	0.03	0	0	0	118	115	115	114	113	112	111

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Holmberg Non-Unit (Divest)																			
00/12-16-043-16W4/0	1.39	0	2	0	0.04	0	0	0	0.04	0	0	0	195	137	128	120	109	100	96
00/15-02-044-17W4/2	0.03	0	0	0	0.00	0	0	0	0.00	0	0	0	9	9	9	9	9	9	9
00/07-10-045-17W4/0	0.13	0	0	0	0.00	0	0	0	0.00	0	0	0	18	15	14	14	13	12	12
Total Holmberg Non-Unit (Divest)	1.55	0	3	0	0.04	0	0	0	0.04	0	0	0	223	161	151	142	131	121	116
Inga Units & Non-Unit																			
Inga Non-Unit																			
00/06-15-088-23W6/CPLN	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/05-21-088-23W6/0	0.75	0	13	5	0.22	0	4	1	0.17	0	3	1	887	711	677	646	604	567	546
00/10-21-088-23W6/0	0.40	0	7	3	0.12	0	2	1	0.10	0	2	1	385	277	258	241	220	201	191
00/04-28-088-23W6/0	0.94	0	17	6	0.28	0	5	2	0.22	0	4	2	1101	821	771	726	668	619	589
00/A-047-B/094-A-13/2	1.26	0	22	8	0.63	0	11	4	0.49	0	9	3	2559	1901	1783	1678	1542	1426	1358
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-2606	-1854	-1722	-1606	-1456	-1330	-1257
Total Inga Non-Unit	3.36	0	59	22	1.26	0	22	8	0.98	0	18	7	2326	1856	1767	1686	1577	1483	1426
Inga North Unit No. 1																			
Inga North U No. 1	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Total Inga North Unit No. 1	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Inga Unit No. 3																			
Inga U No. 3	7.28	0	177	0	1.44	0	35	0	1.12	0	28	0	6442	4617	4309	4040	3697	3410	3244
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-1083	-716	-657	-607	-543	-492	-462
Total Inga Unit No. 3	7.28	0	177	0	1.44	0	35	0	1.12	0	28	0	5359	3901	3652	3434	3153	2918	2782
Total Inga Units & Non-Unit	10.64	0	236	22	2.70	0	57	8	2.10	0	46	7	7684	5757	5419	5119	4731	4401	4208
Instow Unit & Non-Unit (Divest)																			

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Gross Lease Reserves Oil Mbbl	Gross Lease Reserves NGL Mbbl	Gross Lease Reserves Sulphur Mlt	Company Interest Reserves Gas Bcf	Company Interest Reserves Oil Mbbl	Company Interest Reserves NGL Mbbl	Company Interest Reserves Sulphur Mlt	Net Interest Reserves Gas Bcf	Net Interest Reserves Oil Mbbl	Net Interest Reserves NGL Mbbl	Net Interest Reserves Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
Instow Non-Unit																			
21/01-17-010-18W3/0	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	14	13	13	13	13	12	12
Total Instow Non-Unit	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	14	13	13	13	13	12	12
Total Instow Unit & Non-Unit (Divest)	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	14	13	13	13	13	12	12
Klua																			
00/C-014-F/094-J-09/0	0.65	0	0	0	0.16	0	0	0	0.13	0	0	0	413	378	370	363	352	343	337
00/B-075-F/094-J-09/2	0.78	0	0	0	0.39	0	0	0	0.30	0	0	0	1164	1124	1114	1105	1092	1079	1071
Total Klua	1.43	0	0	0	0.55	0	0	0	0.43	0	0	0	1577	1501	1484	1468	1444	1422	1408
Midale Non-Unit (Divest Entities)																			
93/01-27-006-11W2/0	0.00	26	0	0	0.00	3	0	0	0.00	3	0	0	53	45	43	42	39	37	36
01/05-12-007-11W2/0	0.00	2	0	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	2	2	2
01/11-12-007-11W2/2	0.00	66	0	0	0.00	4	0	0	0.00	3	0	0	56	34	31	28	25	23	21
Total Midale Non-Unit (Divest Entities)	0.00	94	0	0	0.00	8	0	0	0.00	6	0	0	112	81	76	72	66	62	59
Minnehik-Buck Lake Ostracod Unit No. 2																			
Gas Unit																			
Gas Unit Ostracod A	1.08	0	108	0	0.12	0	12	0	0.10	0	8	0	758	573	540	510	471	437	418
Gas Unit Ostracod B	0.23	0	23	0	0.02	0	2	0	0.02	0	2	0	160	127	121	115	108	101	97
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-205	-142	-131	-121	-109	-99	-93
Total Gas Unit	1.31	0	131	0	0.14	0	14	0	0.12	0	10	0	713	558	530	504	469	440	422
Oil Unit																			
Oil Unit Ostracod A	0.00	19	0	0	0.00	1	0	0	0.00	1	0	0	37	29	27	26	24	22	21
Oil Unit Ostracod B	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Total Oil Unit	0.00	20	0	0	0.00	1	0	0	0.00	1	0	0	39	30	28	27	25	23	22
Total Minnehik-Buck Lake Ostracod Unit No. 2	1.31	20	131	0	0.14	1	14	0	0.12	1	10	0	751	588	558	530	494	463	444
MIPA Cardium Oil (Divest Entities)																			
00/12-29-049-07W5/0	0.00	27	0	0	0.00	27	0	0	0.00	26	0	0	566	398	370	345	314	288	273
00/06-30-049-07W5/0	0.01	17	1	0	0.01	17	1	0	0.00	17	1	0	339	251	236	222	204	188	180
Total MIPA Cardium Oil (Divest Entities)	0.01	44	1	0	0.01	44	1	0	0.01	43	1	0	905	649	606	567	518	477	453
Pembina - Minor Entities (Divest Entities)																			
Gas Wells																			
00/04-23-049-11W5/0	1.56	0	41	0	0.01	0	0	0	0.01	0	0	0	45	44	44	44	43	43	43
00/08-32-050-07W5/0	0.13	0	3	0	0.02	0	0	0	0.01	0	0	0	68	60	58	56	54	52	51
00/10-20-050-08W5/0	0.62	0	17	0	0.23	0	6	0	0.19	0	4	0	1025	742	694	651	596	550	523
00/14-21-050-08W5/0	1.66	0	44	0	0.62	0	16	0	0.46	0	11	0	2646	1588	1440	1318	1170	1054	989
00/06-07-051-07W5/0	0.66	0	17	0	0.03	0	1	0	0.02	0	1	0	133	95	88	82	75	69	66
00/07-12-051-08W5/0	0.19	0	5	0	0.02	0	1	0	0.02	0	0	0	101	86	83	80	76	73	70
Lobstick Gas Unit No. 1	10.68	0	283	0	0.50	0	13	0	0.41	0	8	0	2196	1438	1320	1219	1094	992	935
Total Gas Wells	15.49	0	410	0	1.43	0	38	0	1.12	0	24	0	6214	4053	3726	3450	3109	2833	2677
Oil Wells																			
00/12-27-047-06W5/0	0.02	1	1	0	0.00	0	0	0	0.00	0	0	0	11	11	10	10	10	10	10
00/14-09-049-06W5/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-1	-1	-1	-1	-1	-1	-1
00/08-16-049-06W5/0	0.01	30	1	0	0.01	15	0	0	0.01	15	0	0	273	174	159	147	131	119	112
00/14-16-049-06W5/0	0.01	18	1	0	0.01	9	0	0	0.00	9	0	0	159	116	109	103	94	87	83
00/16-16-049-06W5/0	0.02	51	1	0	0.01	25	0	0	0.01	24	0	0	620	374	339	311	276	248	233
00/06-34-050-10W5/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	3	3	3	3	3	3	3
Pembina Bear Lake Cardium Unit No. 1	0.49	1005	51	0	0.04	78	4	0	0.03	75	3	0	1539	923	837	765	679	611	573
Pembina Cardium Unit No. 4	0.31	449	7	0	0.01	21	0	0	0.01	20	0	0	467	264	236	214	187	166	155
Pembina Cardium Unit No. 8	0.11	210	9	0	0.01	21	1	0	0.01	20	1	0	430	291	269	250	226	207	196

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Total Oil Wells	0.98	1765	71	0	0.09	170	6	0	0.06	164	4	0	3500	2154	1961	1801	1605	1450	1363
Total Pembina - Minor Entities (Divest Entit	16.47	1765	481	0	1.52	170	44	0	1.18	164	29	0	9715	6207	5688	5251	4714	4283	4040
Pembina F																			
Pembina F Lease Oil WC 0-50%	0.13	290	14	0	0.13	290	14	0	0.08	276	9	0	10388	6552	5962	5462	4846	4352	4075
Pembina F Lease Oil WC 55-80%	0.04	94	4	0	0.04	94	4	0	0.02	89	3	0	3557	2262	2059	1887	1674	1503	1407
Pembina F Lease Oil WC 82-90%	0.02	35	2	0	0.02	35	2	0	0.01	34	1	0	1163	919	872	829	771	721	690
Pembina P Lease Oil Producers	0.00	35	0	0	0.00	35	0	0	0.00	34	0	0	1329	923	855	796	721	659	623
Project No. 6 Oil Producers	0.03	43	3	0	0.03	43	3	0	0.02	42	2	0	1534	1186	1120	1060	981	912	871
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-2476	-1504	-1357	-1233	-1081	-960	-893
Total Pembina F	0.21	497	23	0	0.21	497	23	0	0.13	475	15	0	15494	10338	9511	8802	7912	7186	6773
Pinto Unit & Non-Unit																			
Pinto Non-Unit																			
31/05-14-001-04W2/0	0.01	5	0	0	0.00	0	0	0	0.00	0	0	0	11	9	9	9	8	8	8
40/07-14-001-04W2/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	2	2	2
21/01-23-001-04W2/0	0.02	30	0	0	0.00	2	0	0	0.00	2	0	0	68	45	41	38	34	31	29
21/05-24-001-04W2/0	0.01	4	0	0	0.00	0	0	0	0.00	0	0	0	8	7	6	6	6	6	6
Total Pinto Non-Unit	0.04	39	0	0	0.00	3	0	0	0.00	3	0	0	88	62	58	55	50	46	44
Pinto Voluntary Unit No. 2																			
01/14-07-001-04W2/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
41/14-17-001-04W2/0	0.03	7	0	0	0.00	1	0	0	0.00	1	0	0	17	13	13	12	11	11	10
31/04-18-001-04W2/0	0.01	11	0	0	0.00	1	0	0	0.00	1	0	0	24	18	17	16	15	14	14
41/06-18-001-04W2/0	0.00	2	0	0	0.00	0	0	0	0.00	0	0	0	3	3	3	2	2	2	2
11/12-18-001-04W2/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	3	2	2	2	2	2	2
01/14-18-001-04W2/0	0.01	3	0	0	0.00	0	0	0	0.00	0	0	0	5	5	5	4	4	4	4
01/16-18-001-04W2/0	0.01	4	0	0	0.00	0	0	0	0.00	0	0	0	7	6	6	6	6	5	5
31/04-19-001-04W2/0	0.01	4	0	0	0.00	0	0	0	0.00	0	0	0	5	4	4	4	4	4	4

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
21/06-19-001-04W2/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	2	2	1
01/08-19-001-04W2/0	0.01	5	0	0	0.00	0	0	0	0.00	0	0	0	10	9	8	8	8	7	7
11/12-19-001-04W2/0	0.01	11	0	0	0.00	1	0	0	0.00	1	0	0	22	17	16	15	14	13	12
21/14-19-001-04W2/0	0.01	4	0	0	0.00	0	0	0	0.00	0	0	0	7	6	6	5	5	5	5
11/04-20-001-04W2/0	0.02	19	0	0	0.00	1	0	0	0.00	1	0	0	41	28	26	24	22	20	19
31/12-20-001-04W2/0	0.01	11	0	0	0.00	1	0	0	0.00	1	0	0	23	17	16	16	14	13	13
01/14-20-001-04W2/0	0.01	12	0	0	0.00	1	0	0	0.00	1	0	0	24	17	16	15	14	13	12
20/03-28-001-04W2/0	0.00	6	0	0	0.00	0	0	0	0.00	0	0	0	8	6	6	6	5	5	5
01/05-28-001-04W2/0	0.01	11	0	0	0.00	1	0	0	0.00	1	0	0	21	16	15	14	13	12	12
41/04-29-001-04W2/0	0.00	5	0	0	0.00	0	0	0	0.00	0	0	0	8	6	6	6	6	5	5
01/12-29-001-04W2/0	0.01	25	0	0	0.00	2	0	0	0.00	2	0	0	57	38	35	32	29	26	25
01/08-12-001-05W2/0	0.02	9	0	0	0.00	1	0	0	0.00	1	0	0	18	13	12	12	11	10	9
01/16-12-001-05W2/0	0.00	6	0	0	0.00	0	0	0	0.00	0	0	0	11	9	9	8	8	7	7
41/02-13-001-05W2/0	0.00	5	0	0	0.00	0	0	0	0.00	0	0	0	9	7	7	7	6	6	6
41/04-13-001-05W2/0	0.00	2	0	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	2	2	2
31/06-13-001-05W2/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
21/08-13-001-05W2/0	0.00	4	0	0	0.00	0	0	0	0.00	0	0	0	7	6	6	5	5	5	5
Lower Rate Wells (<2bbl/cd)	0.03	15	0	0	0.00	1	0	0	0.00	1	0	0	20	18	17	17	16	16	16
Total Pinto Voluntary Unit No. 2	0.23	185	0	0	0.02	14	0	0	0.02	13	0	0	354	269	255	241	224	210	201
Total Pinto Unit & Non-Unit	0.27	224	0	0	0.02	17	0	0	0.02	16	0	0	442	332	313	296	274	256	245
Pipestone																			
00/01-29-047-26W4/0	0.04	0	0	0	0.01	0	0	0	0.01	0	0	0	48	46	46	45	45	44	44
00/01-29-047-26W4/2	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Total Pipestone	0.04	0	0	0	0.01	0	0	0	0.01	0	0	0	48	46	46	45	45	44	44
Pouce Coupe South Boundary A Unit																			
Pouce Coupe South Boundary A Unit	0.00	236	0	0	0.00	56	0	0	0.00	47	0	0	1384	828	748	681	599	535	499
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-218	-117	-104	-92	-79	-69	-64
Total Pouce Coupe South Boundary A Unit	0.00	236	0	0	0.00	56	0	0	0.00	47	0	0	1167	711	644	588	520	466	436

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Company Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Net Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
Pouce Coupe South Boundary B Pool Unit																			
Pouce Coupe South Boundary B Unit	1.99	2407	169	0	0.41	501	35	0	0.29	473	24	0	19672	10936	9804	8884	7795	6953	6493
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-4898	-2339	-2036	-1796	-1522	-1319	-1210
Total Pouce Coupe South Boundary B Pool Unit	1.99	2407	169	0	0.41	501	35	0	0.29	473	24	0	14774	8596	7768	7088	6273	5635	5282
Pouce Coupe South Non-Unit																			
Boundary Gas																			
00/08-08-077-11W6/0	0.95	0	0	0	0.75	0	0	0	0.48	0	0	0	2062	1655	1578	1508	1415	1334	1285
00/06-14-077-11W6/0	1.68	0	0	0	0.00	0	0	0	0.00	0	0	0	16	12	11	10	9	9	8
00/01-16-077-11W6/0	0.56	0	0	0	0.08	0	0	0	0.06	0	0	0	265	216	206	197	186	175	169
02/11-20-077-11W6/0	1.26	0	0	0	0.24	0	0	0	0.18	0	0	0	822	619	583	552	511	476	455
00/08-21-077-11W6/2	0.85	0	0	0	0.14	0	0	0	0.10	0	0	0	434	367	354	341	325	310	301
02/09-22-077-11W6/0	0.19	0	0	0	0.04	0	0	0	0.04	0	0	0	155	138	135	131	126	122	119
02/09-22-077-11W6/2	0.16	0	0	0	0.04	0	0	0	0.03	0	0	0	122	106	103	99	95	91	88
00/04-08-078-12W6/0	0.14	0	0	0	0.02	0	0	0	0.02	0	0	0	90	83	82	80	78	76	75
00/04-08-078-12W6/2	0.28	0	0	0	0.04	0	0	0	0.03	0	0	0	154	133	129	125	120	115	113
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	641	507	483	461	432	407	392
Total Boundary Gas	6.09	0	0	0	1.36	0	0	0	0.94	0	0	0	4762	3837	3663	3506	3297	3115	3006
Boundary Oil																			
X0/06-08-077-11W6/BL	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
02/08-08-077-11W6/0	0.00	22	0	0	0.00	17	0	0	0.00	15	0	0	525	458	444	431	412	396	386
00/14-08-077-11W6/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/04-28-077-11W6/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/08-30-077-11W6/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/14-09-078-12W6/0	0.00	37	0	0	0.00	19	0	0	0.00	18	0	0	564	411	384	360	330	304	289
00/16-09-078-12W6/0	0.00	66	0	0	0.00	33	0	0	0.00	31	0	0	1068	698	641	592	530	481	453
00/14-10-078-12W6/0	0.00	14	0	0	0.00	7	0	0	0.00	7	0	0	205	176	170	165	157	151	146
00/16-11-078-12W6/0	0.00	15	0	0	0.00	4	0	0	0.00	4	0	0	114	98	94	91	87	83	81
00/09-21-078-12W6/0	0.04	59	0	0	0.00	5	0	0	0.00	5	0	0	167	101	91	83	73	66	61
00/16-24-078-13W6/0	0.00	3	0	0	0.00	1	0	0	0.00	1	0	0	16	15	14	14	14	13	13
Total Boundary Oil	0.04	216	0	0	0.00	87	0	0	0.00	81	0	0	2658	1956	1839	1736	1604	1493	1429

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Total Pouce Coupe South Non-Unit	6.12	216	0	0	1.36	87	0	0	0.94	81	0	0	7420	5793	5502	5242	4901	4608	4435
Progress Non-Unit																			
00/06-31-077-08W6/0	0.37	0	10	0	0.09	0	2	0	0.08	0	2	0	322	261	250	239	225	213	205
00/06-10-077-09W6/0	0.40	0	10	0	0.01	0	0	0	0.01	0	0	0	91	73	70	67	63	60	57
Total Progress Non-Unit	0.77	0	20	0	0.11	0	3	0	0.09	0	2	0	413	335	320	306	288	272	263
Queensdale (Divest)																			
91/02-01-007-01W2/0	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	24	23	23	22	22	21	21
91/08-01-007-01W2/0	0.00	4	0	0	0.00	2	0	0	0.00	2	0	0	45	42	41	41	40	39	38
91/10-01-007-01W2/0	0.00	6	0	0	0.00	3	0	0	0.00	3	0	0	62	54	53	51	49	47	46
Total Queensdale (Divest)	0.01	13	0	0	0.00	6	0	0	0.00	6	0	0	132	119	117	114	110	107	105
Rapdan Unit																			
INFILL WELLS - 1	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
INFILL WELLS - 2	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
POLYMER FLOOD	0.00	532	0	0	0.00	26	0	0	0.00	21	0	0	301	202	187	173	157	143	135
REST OF UNIT - NORTH	0.00	277	0	0	0.00	13	0	0	0.00	13	0	0	126	91	86	80	74	68	65
REST OF UNIT - SOUTH	0.00	649	0	0	0.00	32	0	0	0.00	23	0	0	368	212	192	176	157	142	134
WATERFLOOD 1	0.00	255	0	0	0.00	12	0	0	0.00	11	0	0	142	93	85	79	71	64	60
WATERFLOOD 2	0.00	895	0	0	0.00	44	0	0	0.00	33	0	0	501	237	209	187	163	144	134
Total Rapdan Unit	0.00	2607	0	0	0.00	127	0	0	0.00	102	0	0	1438	835	759	696	621	561	529
Ronalane																			
02/10-08-013-12W4/0	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	23	21	21	21	20	20	20
00/16-08-013-12W4/0	0.00	12	0	0	0.00	7	0	0	0.00	7	0	0	138	111	106	101	95	90	86
02/16-08-013-12W4/0	0.00	3	0	0	0.00	2	0	0	0.00	2	0	0	29	28	27	27	26	26	25
02/03-16-013-12W4/0	0.00	3	0	0	0.00	1	0	0	0.00	1	0	0	19	17	17	17	17	16	16
00/04-16-013-12W4/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/06-16-013-12W4/0	0.00	5	0	0	0.00	2	0	0	0.00	2	0	0	18	17	16	16	15	15	15

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Total Ronalane	0.00	26	0	0	0.00	14	0	0	0.00	13	0	0	226	194	188	182	174	166	162
Sinclair																			
00/14-04-072-11W6/(2,3)	1.59	0	11	0	0.80	0	6	0	0.61	0	4	0	3572	2415	2232	2076	1881	1721	1630
00/01-15-072-11W6/0	0.67	0	5	0	0.17	0	1	0	0.14	0	1	0	780	583	548	517	477	443	423
00/06-15-072-11W6/(0,2)	0.77	0	6	0	0.19	0	1	0	0.15	0	1	0	886	673	635	601	556	519	497
00/06-20-072-11W6/0	0.31	0	2	0	0.14	0	1	0	0.12	0	1	0	675	573	553	533	507	484	469
00/08-23-073-13W6/(2,3)	0.48	0	3	0	0.01	0	0	0	0.01	0	0	0	71	54	51	49	45	42	40
Total Sinclair	3.83	0	27	0	1.32	0	9	0	1.03	0	6	0	5984	4298	4019	3776	3467	3208	3059
South Elkton Unit No. 1																			
00/06-02-031-04W5/0	1.40	0	18	0	0.02	0	0	0	0.01	0	0	0	79	63	59	57	53	50	48
0/07-03 Workover	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-9	-6	-6	-5	-5	-4	-4
Total South Elkton Unit No. 1	1.40	0	18	0	0.02	0	0	0	0.01	0	0	0	70	56	54	51	48	46	44
Wembley Prospect (Divest Entities)																			
Wembley Gas																			
00/14-28-073-06W6/0	0.38	0	14	0	0.19	0	7	0	0.15	0	5	0	869	729	701	675	640	608	589
00/14-28-073-06W6/2	0.10	0	4	0	0.05	0	2	0	0.04	0	1	0	202	186	182	179	174	169	166
00/12-33-073-06W6/0	0.35	0	14	0	0.18	0	7	0	0.14	0	5	0	852	750	729	709	681	655	639
Total Wembley Gas	0.82	0	32	0	0.41	0	16	0	0.33	0	11	0	1924	1665	1612	1562	1494	1432	1394
Wembley Oil																			
00/08-08-072-07W6/0	0.05	9	1	0	0.02	4	0	0	0.02	4	0	0	135	117	113	110	105	100	98
00/16-08-072-07W6/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	5	5	5	5	5	5	5
00/14-09-072-07W6/0	0.08	22	1	0	0.06	17	1	0	0.04	15	1	0	663	583	566	551	529	509	497
00/16-09-072-07W6/0	0.04	10	1	0	0.03	8	1	0	0.02	8	0	0	205	176	170	165	157	150	146
00/14-10-072-07W6/0	0.04	12	1	0	0.01	2	0	0	0.01	2	0	0	67	57	55	53	51	48	47

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Total Wembley Oil	0.21	53	4	0	0.12	32	2	0	0.08	29	2	0	1074	938	909	883	846	813	793
Total Wembley Prospect (Divest Entities)	1.03	53	36	0	0.53	32	18	0	0.41	29	12	0	2998	2603	2521	2445	2340	2246	2187
Divestiture Package	261.87	22023	11158	22	27.29	2099	521	8	21.38	1939	383	7	150420	106417	99485	93512	85956	79699	76093

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC01_rpv.htm

Reserves and Present Value Summary

Company: **ARC RESOURCES LTD.**
Property: **Corporate**

Reserve Class: **Proved**
Development Class: **Total**
Pricing: **Posted (2003-Mar-31) Constant**
Effective Date: **January 01, 2003**
LOOK AHEAD ANALYSIS at July 1, 2003

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Arcola																			
41/01-34-008-03W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
09-34-008-03W2 HZ	0.01	49	0	0	0.00	16	0	0	0.00	13	0	0	288	229	218	208	195	183	176
41/10-34-008-03W2/0	0.00	15	0	0	0.00	5	0	0	0.00	4	0	0	78	64	61	59	55	52	51
91/10-34-008-03W2/0	0.02	46	0	0	0.00	15	0	0	0.00	12	0	0	297	209	194	182	166	153	146
11/11-34-008-03W2/0	0.00	3	0	0	0.00	1	0	0	0.00	1	0	0	10	9	9	8	8	8	8
21/16-34-008-03W2/0	0.00	12	0	0	0.00	4	0	0	0.00	3	0	0	48	39	37	35	33	31	30
01/12-35-008-03W2/0	0.00	8	0	0	0.00	3	0	0	0.00	2	0	0	57	50	49	47	45	43	42
31/13-35-008-03W2/0	0.00	5	0	0	0.00	1	0	0	0.00	1	0	0	15	13	13	13	12	12	12
91/13-35-008-03W2/0	0.01	17	0	0	0.00	5	0	0	0.00	4	0	0	89	71	67	64	60	57	54
01/08-02-009-03W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
41/03-03-009-03W2/0	0.00	6	0	0	0.00	1	0	0	0.00	1	0	0	14	13	12	12	12	11	11
91/04-03-009-03W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Total Arcola	0.05	162	0	0	0.02	51	0	0	0.01	42	0	0	896	697	661	629	587	551	529
BC Minor - DLS (Buick Ck/Rigel)																			
00/10-33-087-17W6/(0,2)	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/06-23-088-16W6/0	0.98	0	15	0	0.12	0	2	0	0.09	0	1	0	340	249	233	219	201	186	178
Total BC Minor - DLS (Buick Ck/Rigel)	0.98	0	15	0	0.12	0	2	0	0.09	0	1	0	340	249	233	219	201	186	178
BC Minor - Prophet (Divest)																			
00/C-020-K/094-J-02/0	2.83	0	0	0	1.41	0	0	0	1.03	0	0	0	3356	3076	3015	2957	2874	2798	2749
Total BC Minor - Prophet (Divest)	2.83	0	0	0	1.41	0	0	0	1.03	0	0	0	3356	3076	3015	2957	2874	2798	2749
BC Minor - Yoyo																			
00/A-047-L/094-I-14/0	1.13	0	0	0	0.28	0	0	0	0.22	0	0	0	1061	918	888	860	822	786	765
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-119	-100	-96	-92	-87	-82	-79
Total BC Minor - Yoyo	1.13	0	0	0	0.28	0	0	0	0.22	0	0	0	942	818	792	768	735	704	685
Berrymoor/Lindale NU (Divest)																			

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Modeste Creek/Berrymoor (Divest)																			
00/11-07-049-05W5/0	0.13	0	4	0	0.03	0	1	0	0.02	0	1	0	119	110	108	106	103	101	99
00/07-18-049-05W5/0	0.18	0	5	0	0.02	0	1	0	0.01	0	0	0	78	71	70	69	67	65	64
00/07-12-049-06W5/0	0.11	0	3	0	0.02	0	1	0	0.02	0	0	0	98	91	90	88	86	84	83
00/04-13-049-06W5/0	0.19	0	6	0	0.09	0	3	0	0.07	0	2	0	397	326	312	298	279	262	251
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-202	-166	-158	-151	-142	-133	-128
Total Modeste Creek/Berrymoor (Divest)	0.61	0	18	0	0.15	0	5	0	0.13	0	3	0	490	433	421	409	393	378	369
Total Berrymoor/Lindale NU (Divest)	0.61	0	18	0	0.15	0	5	0	0.13	0	3	0	490	433	421	409	393	378	369
Bigoray Unit No. 1 & Non-Unit																			
Bigoray Non-Unit																			
00/09-28-051-08W5/0	0.14	0	3	0	0.03	0	1	0	0.03	0	1	0	136	125	122	120	117	113	111
00/07-32-052-08W5/2	1.31	0	31	0	0.36	0	9	0	0.26	0	6	0	1522	1276	1227	1183	1123	1070	1038
Total Bigoray Non-Unit	1.44	0	35	0	0.39	0	9	0	0.29	0	6	0	1658	1400	1350	1303	1240	1183	1149
Bigoray Unit No. 1																			
00/10-30-050-07W5/2	0.29	0	7	0	0.05	0	1	0	0.04	0	1	0	180	149	143	137	130	123	119
00/11-35-050-08W5	1.15	0	28	0	0.13	0	3	0	0.10	0	2	0	501	295	267	243	215	193	180
00/10-16-051-08W5/0	0.40	155	9	0	0.06	24	1	0	0.04	22	1	0	866	436	386	346	300	266	247
00/08-18-051-08W5/0	1.11	0	27	0	0.17	0	4	0	0.14	0	3	0	700	412	373	340	302	271	254
00/10-18-051-08W5/0	0.07	0	2	0	0.01	0	0	0	0.01	0	0	0	40	37	36	36	35	34	33
00/06-21-051-08W5/0	0.12	27	3	0	0.02	4	0	0	0.01	4	0	0	160	124	117	111	104	97	93
02/08-22-051-08W5/0	0.36	0	9	0	0.06	0	1	0	0.05	0	1	0	223	179	171	163	153	144	139
00/06-28-051-08W5/2	0.56	264	13	0	0.09	41	2	0	0.06	33	1	0	1401	792	713	649	572	513	480
00/10-32-051-08W5/3	0.42	0	10	0	0.07	0	2	0	0.05	0	1	0	266	207	196	186	173	162	155
00/06-33-051-08W5/2	2.30	0	55	0	0.36	0	9	0	0.27	0	6	0	1481	866	786	720	641	579	545
00/04-07-052-08W5/2	0.04	0	1	0	0.01	0	0	0	0.01	0	0	0	20	19	19	18	18	17	17
00/14-17-052-08W5/2	1.52	0	37	0	0.24	0	6	0	0.17	0	4	0	990	726	681	642	591	548	523
00/06-29-052-08W5/0	0.23	0	5	0	0.04	0	1	0	0.03	0	1	0	122	96	91	86	80	75	71
Oil Infills	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Gross Lease Reserves Oil Mbbl	Gross Lease Reserves NGL Mbbl	Gross Lease Reserves Sulphur Mlt	Company Interest Reserves Gas Bcf	Company Interest Reserves Oil Mbbl	Company Interest Reserves NGL Mbbl	Company Interest Reserves Sulphur Mlt	Net Interest Reserves Gas Bcf	Net Interest Reserves Oil Mbbl	Net Interest Reserves NGL Mbbl	Net Interest Reserves Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	75	145	145	143	138	132	128
Total Bigoray Unit No. 1	8.57	446	206	0	1.28	69	31	0	0.98	59	21	0	7026	4484	4123	3821	3451	3153	2985
Total Bigoray Unit No. 1 & Non-Unit	10.01	446	240	0	1.67	69	40	0	1.26	59	27	0	8684	5885	5473	5124	4690	4336	4134
Bonanza Unit & Non-Unit																			
Non-Unit Gas Wells																			
00/10-21-081-11W6/0	0.52	0	5	0	0.03	0	0	0	0.03	0	0	0	94	79	76	73	69	65	63
02/11-22-081-11W6/0	0.94	0	10	0	0.05	0	1	0	0.04	0	0	0	155	119	113	107	99	93	89
00/07-27-081-11W6/0	0.17	0	2	0	0.01	0	0	0	0.01	0	0	0	28	25	25	24	23	22	22
00/11-28-081-11W6/0	1.37	0	14	0	0.08	0	1	0	0.06	0	1	0	217	161	151	142	131	121	116
Total Non-Unit Gas Wells	2.99	0	31	0	0.17	0	2	0	0.13	0	1	0	494	384	364	346	322	302	289
Non-Unit Oil Wells																			
00/15-15-081-11W6/0	0.02	19	0	0	0.00	1	0	0	0.00	1	0	0	15	12	11	11	10	10	9
00/07-22-081-11W6/0	0.07	80	1	0	0.00	4	0	0	0.00	4	0	0	129	95	89	83	77	71	68
00/04-27-081-11W6/0	0.04	45	0	0	0.00	3	0	0	0.00	2	0	0	58	42	40	37	34	32	30
00/08-28-081-11W6/0	0.00	5	0	0	0.00	0	0	0	0.00	0	0	0	2	1	1	1	1	1	1
00/16-28-081-11W6/0	0.09	104	1	0	0.00	6	0	0	0.00	5	0	0	180	119	109	101	91	83	78
00/02-01-083-12W6/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-197	-128	-117	-108	-96	-87	-82
Total Non-Unit Oil Wells	0.21	253	3	0	0.01	14	0	0	0.01	13	0	0	185	141	133	126	117	109	104
Unit Wells																			
Bonanza Boundary A Pool Unit No. 1	0.72	1198	9	0	0.06	107	1	0	0.04	101	1	0	3420	2510	2352	2213	2033	1881	1792
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-452	-306	-281	-260	-234	-212	-199
Total Unit Wells	0.72	1198	9	0	0.06	107	1	0	0.04	101	1	0	2968	2205	2071	1952	1799	1669	1593
Total Bonanza Unit & Non-Unit	3.92	1451	43	0	0.25	121	3	0	0.19	115	2	0	3648	2729	2567	2424	2238	2079	1987

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Brooks (Divest Entities)																			
Brooks Divest																			
100%WI, 2cFH -MRA,MHA&C	0.69	0	0	0	0.69	0	0	0	0.62	0	0	0	1831	1054	949	863	761	680	636
100%WI, 2cFH -VIK&BSL COL	0.06	0	0	0	0.06	0	0	0	0.06	0	0	0	186	131	122	114	104	95	90
Total Brooks Divest	0.76	0	0	0	0.76	0	0	0	0.68	0	0	0	2016	1185	1071	977	864	775	726
Brooks Town																			
100%WI, 2cFH -MRA	0.04	0	0	0	0.04	0	0	0	0.03	0	0	0	123	104	100	96	91	87	84
50%WI, Crown -MRA,MHA	0.39	0	0	0	0.19	0	0	0	0.16	0	0	0	743	394	351	316	276	245	228
Total Brooks Town	0.42	0	0	0	0.23	0	0	0	0.20	0	0	0	865	498	451	412	367	331	312
Total Brooks (Divest Entities)	1.18	0	0	0	0.99	0	0	0	0.87	0	0	0	2882	1683	1522	1390	1231	1107	1038
Buick Creek																			
BUICK																			
00/B-044-I/094-A-11/DUNL	0.34	0	8	0	0.17	0	4	0	0.13	0	3	0	588	499	481	464	441	420	407
Total BUICK	0.34	0	8	0	0.17	0	4	0	0.13	0	3	0	588	499	481	464	441	420	407
BUICK+																			
00/07-31-088-19W6/0	1.36	0	32	0	0.27	0	6	0	0.21	0	5	0	1126	829	778	733	675	626	597
00/05-36-088-19W6/0	0.35	0	8	0	0.18	0	4	0	0.14	0	3	0	573	433	408	385	355	329	314
00/08-36-088-20W6/0	0.49	0	11	0	0.21	0	5	0	0.15	0	4	0	646	503	475	450	417	387	369
00/C-036-I/094-A-11/0	0.48	0	11	0	0.12	0	3	0	0.09	0	2	0	419	311	292	275	253	234	223
00/D-046-I/094-A-11/0	0.07	21	2	0	0.02	5	0	0	0.01	5	0	0	195	162	156	150	142	134	130
00/C-047-I/094-A-11/0	0.44	101	10	0	0.11	24	2	0	0.09	21	2	0	1323	1039	986	939	877	824	792
00/A-065-I/094-A-11/0	0.89	0	21	0	0.04	0	1	0	0.03	0	1	0	140	94	87	81	73	66	63
Total BUICK+	4.08	121	95	0	0.93	29	22	0	0.73	26	17	0	4423	3372	3182	3013	2790	2600	2488

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
BUICK25+ (Divest)																			
00/C-094-I/094-A-11/0	2.68	0	62	0	0.67	0	15	0	0.52	0	12	0	2806	1745	1593	1467	1313	1190	1121
00/C-079-J/094-A-11/0	0.73	0	17	0	0.18	0	4	0	0.14	0	3	0	737	602	576	553	521	493	476
00/D-083-J/094-A-11/2	0.06	0	1	0	0.01	0	0	0	0.01	0	0	0	45	42	41	40	39	38	38
00/D-093-J/094-A-11/0	0.78	0	18	0	0.19	0	5	0	0.15	0	4	0	733	508	471	438	398	364	345
00/A-031-A/094-A-14/0	2.11	0	49	0	0.53	0	12	0	0.41	0	10	0	2130	1241	1122	1024	906	815	764
02/B-046-A/094-A-14/0	0.02	0	0	0	0.00	0	0	0	0.00	0	0	0	15	14	14	14	14	14	14
00/D-071-A/094-A-14/2	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/D-091-C/094-A-14/0	1.43	0	33	0	0.36	0	8	0	0.28	0	7	0	1485	1103	1037	978	902	838	801
00/C-007-D/094-A-15/0	0.94	0	22	0	0.24	0	5	0	0.17	0	4	0	891	677	638	604	559	521	499
00/C-018-D/094-A-15/0	0.29	0	7	0	0.07	0	2	0	0.06	0	1	0	262	219	210	202	191	181	175
00/C-039-D/094-A-15/0	0.43	0	10	0	0.11	0	3	0	0.08	0	2	0	377	300	285	272	254	238	229
00/C-039-D/094-A-15/BLUE	0.55	0	13	0	0.14	0	3	0	0.10	0	3	0	483	373	352	333	308	285	272
00/C-079-D/094-A-15/0	0.13	0	3	0	0.03	0	1	0	0.02	0	1	0	113	106	104	103	101	99	97
00/C-080-D/094-A-15/0	0.77	0	18	0	0.19	0	4	0	0.15	0	4	0	720	489	452	419	379	345	326
Total BUICK25+ (Divest)	10.91	0	253	0	2.73	0	63	0	2.11	0	51	0	10798	7419	6895	6447	5884	5421	5156
BUICK33.3+																			
00/C-035-B/094-A-14/2	1.13	0	26	0	0.38	0	9	0	0.29	0	7	0	1584	1288	1232	1180	1111	1051	1014
02/C-035-B/094-A-14/0	0.81	0	19	0	0.27	0	6	0	0.20	0	5	0	1007	777	735	697	648	606	580
00/D-039-B/094-A-14/DUNL	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Total BUICK33.3+	1.93	0	45	0	0.64	0	15	0	0.49	0	12	0	2591	2065	1967	1878	1759	1656	1595
BUICK50+																			
00/11-32-088-19W6/2	0.64	0	15	0	0.32	0	7	0	0.24	0	6	0	1158	886	837	793	735	685	656
00/12-34-088-19W6/0	0.65	0	15	0	0.33	0	8	0	0.26	0	6	0	1228	908	851	801	737	682	650
00/05-35-088-19W6/0	0.32	0	7	0	0.16	0	4	0	0.12	0	3	0	547	455	437	420	397	376	364
00/A-029-L/094-A-10/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/A-029-L/094-A-10/2	0.34	0	8	0	0.17	0	4	0	0.13	0	3	0	611	496	473	452	425	400	386
00/B-037-L/094-A-10/2	0.42	0	10	0	0.21	0	5	0	0.16	0	4	0	706	528	495	467	429	397	379
00/D-039-L/094-A-10/2	0.49	0	11	0	0.24	0	6	0	0.19	0	4	0	884	664	624	589	542	503	480
00/B-022-I/094-A-11/0	0.66	0	15	0	0.33	0	8	0	0.26	0	6	0	1219	874	815	763	697	641	609
00/C-032-I/094-A-11/0	1.72	0	40	0	0.86	0	20	0	0.67	0	16	0	3544	2413	2234	2080	1887	1729	1638

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
00/C-034-I/094-A-11/BLUE	0.78	0	18	0	0.39	0	9	0	0.29	0	7	0	1414	1041	973	912	832	764	724
00/D-045-I/094-A-11/0	0.33	0	8	0	0.16	0	4	0	0.13	0	3	0	603	503	483	464	439	417	403
00/B-044-J/094-A-11/0	0.80	0	19	0	0.40	0	9	0	0.31	0	7	0	1493	1105	1036	975	896	829	789
Total BUICK50+	7.13	0	165	0	3.57	0	83	0	2.76	0	66	0	13405	9871	9258	8716	8016	7423	7077
Total Buick Creek	24.40	121	565	0	8.04	29	186	0	6.23	26	149	0	31805	23226	21782	20517	18890	17521	16722
Cessford Unit & Non-Unit																			
00/14-18-025-11W4/0	1.25	0	0	0	0.31	0	0	0	0.24	0	0	0	1200	740	678	626	564	514	486
00/06-19-025-11W4/0	0.00	7	0	0	0.00	2	0	0	0.00	2	0	0	67	63	62	61	60	58	58
Basal Colorado Gas	20.36	0	0	0	0.59	0	0	0	0.49	0	0	0	2463	1090	958	856	741	655	609
Cessford Mannville C West	0.39	0	0	0	0.01	0	0	0	0.01	0	0	0	48	28	25	23	20	18	17
Cessford Unit 1 Oil Wells	0.23	0	0	0	0.01	0	0	0	0.01	0	0	0	28	24	23	22	21	20	19
Cessford Unit No. 2	0.90	0	0	0	0.03	0	0	0	0.02	0	0	0	111	70	64	59	53	48	45
Mannville Gas	9.28	0	0	0	0.27	0	0	0	0.23	0	0	0	1149	764	705	655	593	542	514
Viking Gas	1.69	0	0	0	0.05	0	0	0	0.04	0	0	0	179	134	126	119	111	104	99
Total Cessford Unit & Non-Unit	34.09	7	0	0	1.27	2	0	0	1.04	2	0	0	5245	2913	2641	2422	2161	1959	1847
Craigend																			
00/13-18-063-11W4/0	0.01	0	0	0	0.00	0	0	0	0.00	0	0	0	3	3	3	3	3	3	3
00/02-19-063-11W4/2	0.18	0	0	0	0.06	0	0	0	0.06	0	0	0	220	152	141	131	119	108	103
00/06-26-063-11W4/0	0.17	0	0	0	0.07	0	0	0	0.06	0	0	0	256	188	176	165	152	140	133
00/11-28-063-11W4/0	0.02	0	0	0	0.01	0	0	0	0.01	0	0	0	27	26	26	25	25	24	24
00/11-28-063-11W4/3	0.01	0	0	0	0.00	0	0	0	0.00	0	0	0	16	16	16	15	15	15	15
00/10-36-063-11W4/0	0.02	0	0	0	0.00	0	0	0	0.00	0	0	0	13	12	12	12	12	11	11
00/05-13-063-12W4/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/12-27-063-12W4/0	0.76	0	0	0	0.39	0	0	0	0.31	0	0	0	1480	1036	962	898	816	749	710
00/12-27-063-12W4/2	0.01	0	0	0	0.01	0	0	0	0.01	0	0	0	23	22	21	21	21	21	20
00/11-29-063-12W4/0	0.53	0	0	0	0.13	0	0	0	0.10	0	0	0	498	402	383	366	343	322	310
00/11-29-063-12W4/G	0.19	0	0	0	0.05	0	0	0	0.04	0	0	0	175	92	79	68	55	45	39
00/04-34-063-12W4/2	0.23	0	0	0	0.01	0	0	0	0.01	0	0	0	70	54	51	48	44	42	40
00/01-36-063-12W4/2	0.12	0	0	0	0.05	0	0	0	0.05	0	0	0	166	113	104	97	87	79	75
00/10-26-063-13W4/0	0.07	0	0	0	0.07	0	0	0	0.06	0	0	0	250	220	214	208	199	192	187

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Gross Lease Reserves Oil Mbbl	Gross Lease Reserves NGL Mbbl	Gross Lease Reserves Sulphur Mlt	Company Interest Reserves Gas Bcf	Company Interest Reserves Oil Mbbl	Company Interest Reserves NGL Mbbl	Company Interest Reserves Sulphur Mlt	Net Interest Reserves Gas Bcf	Net Interest Reserves Oil Mbbl	Net Interest Reserves NGL Mbbl	Net Interest Reserves Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
00/10-26-063-13W4/V	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/06-06-064-10W4/2	0.09	0	0	0	0.03	0	0	0	0.03	0	0	0	99	78	74	70	65	61	59
00/11-18-064-10W4/0	0.13	0	0	0	0.03	0	0	0	0.03	0	0	0	118	103	100	97	94	90	88
00/05-03-064-11W4/0	0.01	0	0	0	0.00	0	0	0	0.00	0	0	0	15	14	14	14	14	14	14
00/05-03-064-11W4/V	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/03-05-064-11W4/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/05-10-064-11W4/0	0.01	0	0	0	0.00	0	0	0	0.00	0	0	0	11	11	11	11	11	11	11
00/09-19-064-11W4/0	0.03	0	0	0	0.01	0	0	0	0.01	0	0	0	48	45	45	44	43	42	42
00/10-27-064-11W4/2	0.57	0	0	0	0.28	0	0	0	0.24	0	0	0	1095	781	728	682	622	573	544
00/11-30-064-11W4/0	0.62	0	0	0	0.31	0	0	0	0.26	0	0	0	1219	823	758	703	633	575	543
00/12-31-064-11W4/0	0.97	0	0	0	0.48	0	0	0	0.38	0	0	0	1789	1307	1224	1151	1057	979	933
00/13-02-064-12W4/0	0.39	0	0	0	0.05	0	0	0	0.05	0	0	0	242	186	176	167	155	145	139
00/13-04-064-12W4/3	0.04	0	0	0	0.04	0	0	0	0.04	0	0	0	141	126	122	119	115	111	108
00/13-04-064-12W4/4	0.17	0	0	0	0.17	0	0	0	0.16	0	0	0	555	373	344	318	286	260	245
00/16-05-064-12W4/0	0.14	0	0	0	0.02	0	0	0	0.02	0	0	0	86	74	72	70	67	64	62
00/15-11-064-12W4/0	0.07	0	0	0	0.01	0	0	0	0.01	0	0	0	42	37	36	35	34	33	32
00/06-14-064-12W4/2	0.42	0	0	0	0.42	0	0	0	0.36	0	0	0	1599	1176	1103	1039	955	885	844
00/14-16-064-12W4/2	0.24	0	0	0	0.03	0	0	0	0.03	0	0	0	148	122	116	112	106	100	97
00/14-16-064-12W4/3	0.39	0	0	0	0.05	0	0	0	0.05	0	0	0	238	198	190	183	173	164	159
00/11-18-064-12W4/2	0.15	0	0	0	0.07	0	0	0	0.07	0	0	0	268	212	202	192	180	169	162
00/10-23-064-12W4/0	1.65	0	0	0	0.83	0	0	0	0.61	0	0	0	2985	2063	1911	1780	1613	1476	1397
00/12-27-064-12W4/0	0.10	0	0	0	0.05	0	0	0	0.05	0	0	0	178	151	146	141	134	128	124
00/14-33-064-12W4/0	0.07	0	0	0	0.04	0	0	0	0.03	0	0	0	137	123	120	117	113	110	107
00/14-33-064-12W4/C	0.50	0	0	0	0.25	0	0	0	0.20	0	0	0	923	624	571	524	462	410	380
00/11-13-064-13W4/2	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/02-14-064-13W4/(0&2)	0.91	0	0	0	0.11	0	0	0	0.11	0	0	0	556	400	374	351	321	296	282
00/07-23-064-13W4/0	0.12	0	0	0	0.12	0	0	0	0.11	0	0	0	420	339	324	309	290	273	263
00/16-04-065-12W4/0	0.11	0	0	0	0.01	0	0	0	0.01	0	0	0	35	31	30	29	28	27	26
00/16-04-065-12W4/2	0.04	0	0	0	0.00	0	0	0	0.00	0	0	0	12	10	10	10	10	9	9
00/01-24-065-12W4/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
00/03-28-065-12W4/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-4194	-2761	-2533	-2339	-2097	-1900	-1788
Total Craigend	10.27	0	0	0	4.27	0	0	0	3.57	0	0	0	11964	8986	8457	7987	7377	6857	6553
Cyn-Pem Cardium D Unit No. 1																			
00/10-22-051-10W5/0	0.05	219	2	0	0.00	2	0	0	0.00	1	0	0	59	37	34	31	28	25	24

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
00/10-30-051-10W5/0	0.06	308	3	0	0.00	2	0	0	0.00	2	0	0	82	50	46	42	38	35	33
00/08-25-051-11W5/0	0.03	153	1	0	0.00	1	0	0	0.00	1	0	0	42	27	25	23	21	19	18
00/10-25-051-11W5/0	0.10	466	4	0	0.00	3	0	0	0.00	2	0	0	119	74	67	62	56	51	48
10-20 INFILL	0.05	224	2	0	0.00	2	0	0	0.00	1	0	0	59	35	32	29	26	24	22
15-36 INFILL	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
East Lobe Other Producers	0.09	443	4	0	0.00	3	0	0	0.00	3	0	0	124	79	72	67	60	55	52
West Lobe Other Producers	0.20	960	8	0	0.00	7	0	0	0.00	6	0	0	266	173	159	147	133	122	115
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-139	-74	-66	-60	-52	-46	-43
Total Cyn-Pem Cardium D Unit No. 1	0.58	2773	23	0	0.00	20	0	0	0.00	17	0	0	611	401	370	343	310	284	269
Cyn-Pem Non-Unit																			
02/06-16-050-11W5/0	0.64	0	33	0	0.05	0	3	0	0.04	0	2	0	291	213	199	187	172	159	151
00/04-27-050-11W5/2	0.01	0	1	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	2	2	2
02/10-29-050-11W5/0	1.03	0	52	0	0.04	0	2	0	0.03	0	1	0	232	161	150	140	127	117	111
00/12-29-050-11W5/0	0.00	6	0	0	0.00	3	0	0	0.00	3	0	0	15	13	13	12	12	12	11
02/09-31-050-11W5/0	0.67	0	34	0	0.20	0	10	0	0.17	0	7	0	1108	817	767	722	664	616	587
00/16-31-050-11W5/0	0.00	12	0	0	0.00	4	0	0	0.00	3	0	0	82	71	69	66	63	61	59
00/08-32-050-11W5/0	1.12	0	57	0	0.09	0	5	0	0.07	0	3	0	507	340	314	291	263	240	227
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-457	-296	-271	-249	-222	-201	-188
Total Cyn-Pem Non-Unit	3.48	18	177	0	0.39	7	20	0	0.32	6	14	0	1780	1321	1242	1172	1081	1005	960
Dalesboro																			
11/11-09-006-03W2/0	0.00	19	0	0	0.00	2	0	0	0.00	2	0	0	46	37	36	34	32	30	29
01/01-13-006-04W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
91/02-13-006-04W2/0	0.00	8	0	0	0.00	8	0	0	0.00	7	0	0	147	120	114	109	103	97	93
01/08-13-006-04W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
11/09-13-006-04W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Total Dalesboro	0.00	27	0	0	0.00	10	0	0	0.00	9	0	0	193	157	150	143	135	127	122
Enchant (Divest Entities)																			
00/02-17-013-15W4/0	0.01	21	0	0	0.00	9	0	0	0.00	9	0	0	213	176	168	161	152	144	139
00/03-17-013-15W4/0	0.00	13	0	0	0.00	6	0	0	0.00	5	0	0	115	98	94	91	87	83	80

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
00/04-17-013-15W4/0	0.00	13	0	0	0.00	6	0	0	0.00	6	0	0	127	109	105	102	97	93	90
02/07-17-013-15W4/0	0.00	4	0	0	0.00	2	0	0	0.00	2	0	0	27	25	24	24	23	23	22
Total Enchant (Divest Entities)	0.02	50	1	0	0.01	23	1	0	0.00	21	0	0	482	407	392	378	359	342	332
Eyremore																			
02/09-16-018-18W4/0	0.08	0	0	0	0.01	0	0	0	0.01	0	0	0	48	35	33	31	28	26	25
00/14-17-018-18W4/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
00/08-21-018-18W4/2	0.12	0	0	0	0.01	0	0	0	0.01	0	0	0	74	53	50	47	43	40	38
Total Eyremore	0.19	0	0	0	0.02	0	0	0	0.02	0	0	0	123	89	84	79	72	67	64
Garrington Cardium Unit No. 3																			
GCU#3	0.36	154	13	0	0.04	15	1	0	0.02	13	1	0	434	328	309	291	268	248	236
Total Garrington Cardium Unit No. 3	0.36	154	13	0	0.04	15	1	0	0.02	13	1	0	434	328	309	291	268	248	236
Goose River Unit No. 1																			
BEFORE INJECTION CORRECTION	2.72	3706	1130	0	0.09	120	37	0	0.06	100	25	0	3847	2869	2695	2541	2339	2166	2065
FUTURE INJECTION CORRECT	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Total Goose River Unit No. 1	2.72	3706	1130	0	0.09	120	37	0	0.06	100	25	0	3847	2869	2695	2541	2339	2166	2065
Granada																			
00/11-01-053-11W5/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/16-03-053-11W5/0	0.35	0	11	0	0.02	0	1	0	0.02	0	0	0	110	85	81	77	71	66	64
Total Granada	0.35	0	11	0	0.02	0	1	0	0.02	0	0	0	110	85	81	77	71	66	64
Grand Forks																			
00/10-16-013-13W4/0	0.00	26	0	0	0.00	13	0	0	0.00	12	0	0	227	186	178	171	161	152	147
SAWTOOTH QQQ	0.00	103	0	0	0.00	31	0	0	0.00	30	0	0	533	435	416	399	376	355	343
Total Grand Forks	0.00	128	0	0	0.00	44	0	0	0.00	42	0	0	759	621	594	570	537	508	490

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Harmattan East Unit No. 1																			
Harmattan East Unit No.1-Gas																			
Gas Unit	46.23	0	4143	0	0.12	0	11	0	0.09	0	7	0	748	487	447	414	373	340	322
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-144	-80	-72	-65	-56	-50	-47
Total Harmattan East Unit No.1-Gas	46.23	0	4143	0	0.12	0	11	0	0.09	0	7	0	604	406	376	350	317	290	275
Harmattan East Unit No.1-Oil																			
00/07-33-031-03W5/0	0.00	7	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/03-07-032-03W5/0	0.00	19	0	0	0.00	0	0	0	0.00	0	0	0	2	1	1	1	1	1	1
00/13-18-032-03W5/0	0.00	108	0	0	0.00	0	0	0	0.00	0	0	0	9	6	5	5	5	4	4
00/03-35-032-04W5/0	0.00	6	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
High Water-Cut Wells	0.00	2172	0	0	0.00	5	0	0	0.00	4	0	0	183	108	97	88	77	69	64
Oil Unit Gas Reserves	7.41	0	664	0	0.02	0	2	0	0.01	0	1	0	116	76	69	64	58	53	50
South Horizontal Wells	0.00	159	0	0	0.00	0	0	0	0.00	0	0	0	13	9	9	8	7	7	7
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-165	-96	-86	-78	-68	-60	-56
Total Harmattan East Unit No.1-Oil	7.41	2470	664	0	0.02	6	2	0	0.01	5	1	0	158	105	96	89	81	74	70
Total Harmattan East Unit No. 1	53.64	2470	4807	0	0.14	6	12	0	0.10	5	8	0	762	511	472	439	398	364	345
Harmattan East Viking Unit No. 1																			
2004 Infill Wells	0.08	395	7	0	0.00	4	0	0	0.00	4	0	0	94	47	40	35	28	23	20
2005 Infill Wells	0.08	395	7	0	0.00	4	0	0	0.00	4	0	0	94	44	37	31	24	19	16
Total Unit	0.34	1697	30	0	0.00	19	0	0	0.00	15	0	0	542	324	295	271	243	220	208
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-35	-15	-13	-12	-10	-9	-8
Total Harmattan East Viking Unit No. 1	0.50	2487	44	0	0.01	28	0	0	0.00	22	0	0	695	399	358	325	285	253	236
Harmattan Elkton Unit No. 1																			
Harmattan Elkton Unit No. 1- Gas																			

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Company Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Net Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
Harmattan Elkton Unit No.1-Gas	60.39	0	2656	0	0.74	0	33	0	0.61	0	26	0	4885	3548	3322	3124	2871	2659	2536
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-456	-304	-279	-258	-232	-210	-198
Total Harmattan Elkton Unit No. 1- Gas	60.39	0	2656	0	0.74	0	33	0	0.61	0	26	0	4429	3244	3042	2866	2639	2449	2338
Harmattan Elkton Unit No.1-Oil																			
2002 Reactivated Oil	0.00	33	0	0	0.00	0	0	0	0.00	0	0	0	10	9	9	9	9	9	9
High Water Cut >50%	0.00	728	0	0	0.00	7	0	0	0.00	6	0	0	294	217	204	191	176	162	154
High Water Cut>90%	0.00	835	0	0	0.00	8	0	0	0.00	7	0	0	324	234	219	204	186	171	162
Low Water Cut <10%	0.00	616	0	0	0.00	6	0	0	0.00	5	0	0	250	188	177	167	154	143	136
Oil Unit Gas Reserves	6.58	0	182	0	0.06	0	2	0	0.05	0	1	0	407	307	289	274	254	237	227
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-104	-70	-65	-60	-54	-49	-46
Total Harmattan Elkton Unit No.1-Oil	6.58	2212	182	0	0.06	21	2	0	0.05	19	1	0	1181	886	833	786	724	672	642
Total Harmattan Elkton Unit No. 1	66.97	2212	2838	0	0.80	21	34	0	0.66	19	28	0	5609	4130	3875	3651	3363	3121	2980
Hays Unit & Non-Unit																			
02/10-28-013-14W4/0	0.00	15	0	0	0.00	15	0	0	0.00	14	0	0	234	191	183	175	165	156	150
HAYS LOWER MANNVILLE M UNIT NO. 1	0.05	199	3	0	0.01	25	0	0	0.00	23	0	0	515	369	344	322	294	270	256
Total Hays Unit & Non-Unit	0.05	214	3	0	0.01	41	0	0	0.00	37	0	0	748	560	526	497	458	425	406
Holmberg Mannville Gas Unit																			
00/02-22-043-16W4/3	0.23	0	0	0	0.02	0	0	0	0.02	0	0	0	140	132	131	129	127	125	123
00/14-28-043-16W4/2	0.10	0	0	0	0.01	0	0	0	0.01	0	0	0	62	58	57	56	55	54	53
00/01-22-044-17W4/3	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/08-12-045-18W4/3	0.04	0	0	0	0.00	0	0	0	0.00	0	0	0	21	20	20	20	20	19	19
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-105	-95	-93	-91	-88	-86	-84
Total Holmberg Mannville Gas Unit	0.37	0	1	0	0.04	0	0	0	0.03	0	0	0	118	115	115	114	113	112	111

Holmberg Non-Unit (Divest)

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
00/12-16-043-16W4/0	1.39	0	2	0	0.04	0	0	0	0.04	0	0	0	195	137	128	120	109	100	96
00/15-02-044-17W4/2	0.03	0	0	0	0.00	0	0	0	0.00	0	0	0	9	9	9	9	9	9	9
00/07-10-045-17W4/0	0.13	0	0	0	0.00	0	0	0	0.00	0	0	0	18	15	14	14	13	12	12
Total Holmberg Non-Unit (Divest)	1.55	0	3	0	0.04	0	0	0	0.04	0	0	0	223	161	151	142	131	121	116
Inga Units & Non-Unit																			
Inga Non-Unit																			
00/06-15-088-23W6/CPLN	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/05-21-088-23W6/0	0.75	0	13	5	0.22	0	4	1	0.17	0	3	1	887	711	677	646	604	567	546
00/10-21-088-23W6/0	0.74	0	13	5	0.22	0	4	1	0.17	0	3	1	833	676	646	618	581	549	529
00/04-28-088-23W6/0	0.94	0	17	6	0.28	0	5	2	0.22	0	4	2	1101	821	771	726	668	619	589
00/A-047-B/094-A-13/2	1.26	0	22	8	0.63	0	11	4	0.49	0	9	3	2559	1901	1783	1678	1542	1426	1358
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-2682	-1892	-1754	-1632	-1476	-1344	-1268
Total Inga Non-Unit	3.69	0	65	24	1.35	0	24	9	1.05	0	19	7	2697	2217	2122	2036	1919	1816	1754
Inga North Unit No. 1																			
Inga North U No. 1	4.41	0	118	167	0.83	0	22	32	0.64	0	18	26	2913	1859	1679	1523	1324	1159	1065
Total Inga North Unit No. 1	4.41	0	118	167	0.83	0	22	32	0.64	0	18	26	2913	1859	1679	1523	1324	1159	1065
Inga Unit No. 3																			
Inga U No. 3	7.28	0	177	0	1.44	0	35	0	1.12	0	28	0	6442	4617	4309	4040	3697	3410	3244
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-1083	-716	-657	-607	-543	-492	-462
Total Inga Unit No. 3	7.28	0	177	0	1.44	0	35	0	1.12	0	28	0	5359	3901	3652	3434	3153	2918	2782
Total Inga Units & Non-Unit	15.38	0	360	190	3.63	0	81	40	2.82	0	65	33	10969	7976	7454	6993	6397	5894	5601
Instow Unit & Non-Unit (Divest)																			
Instow Non-Unit																			

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
21/01-17-010-18W3/0	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	14	13	13	13	13	12	12
Total Instow Non-Unit	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	14	13	13	13	13	12	12
Total Instow Unit & Non-Unit (Divest)	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	14	13	13	13	13	12	12
Klua																			
00/C-014-F/094-J-09/0	0.65	0	0	0	0.16	0	0	0	0.13	0	0	0	413	378	370	363	352	343	337
00/B-075-F/094-J-09/2	0.78	0	0	0	0.39	0	0	0	0.30	0	0	0	1164	1124	1114	1105	1092	1079	1071
Total Klua	1.43	0	0	0	0.55	0	0	0	0.43	0	0	0	1577	1501	1484	1468	1444	1422	1408
Midale Non-Unit (Divest Entities)																			
93/01-27-006-11W2/0	0.00	26	0	0	0.00	3	0	0	0.00	3	0	0	53	45	43	42	39	37	36
01/05-12-007-11W2/0	0.00	2	0	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	2	2	2
01/11-12-007-11W2/2	0.00	66	0	0	0.00	4	0	0	0.00	3	0	0	56	34	31	28	25	23	21
Total Midale Non-Unit (Divest Entities)	0.00	94	0	0	0.00	8	0	0	0.00	6	0	0	112	81	76	72	66	62	59
Minnehik-Buck Lake Ostracod Unit No. 2																			
Gas Unit																			
Gas Unit Ostracod A	1.11	0	111	0	0.12	0	12	0	0.10	0	8	0	776	597	564	534	495	461	441
Gas Unit Ostracod B	0.23	0	23	0	0.02	0	2	0	0.02	0	2	0	161	127	121	115	107	101	97
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-184	-132	-122	-114	-103	-94	-89
Total Gas Unit	1.34	0	134	0	0.15	0	15	0	0.13	0	10	0	753	593	563	536	499	468	449
Oil Unit																			
Oil Unit Ostracod A	0.00	21	0	0	0.00	1	0	0	0.00	1	0	0	39	30	28	27	25	23	22
Oil Unit Ostracod B	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
Total Oil Unit	0.00	22	0	0	0.00	1	0	0	0.00	1	0	0	41	31	30	28	26	24	23

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Total Minnehik-Buck Lake Ostracod Unit No. 2	1.34	22	134	0	0.15	1	15	0	0.13	1	10	0	793	624	592	564	525	492	472
MIPA Cardium Oil (Divest Entities)																			
00/12-29-049-07W5/0	0.00	27	0	0	0.00	27	0	0	0.00	26	0	0	566	398	370	345	314	288	273
00/06-30-049-07W5/0	0.01	17	1	0	0.01	17	1	0	0.00	17	1	0	339	251	236	222	204	188	180
Total MIPA Cardium Oil (Divest Entities)	0.01	44	1	0	0.01	44	1	0	0.01	43	1	0	905	649	606	567	518	477	453
Pembina - Minor Entities (Divest Entities)																			
Gas Wells																			
00/04-23-049-11W5/0	1.56	0	41	0	0.01	0	0	0	0.01	0	0	0	45	44	44	44	43	43	43
00/08-32-050-07W5/0	0.13	0	3	0	0.02	0	0	0	0.01	0	0	0	68	60	58	56	54	52	51
00/10-20-050-08W5/0	0.62	0	17	0	0.23	0	6	0	0.19	0	4	0	1025	742	694	651	596	550	523
00/14-21-050-08W5/0	1.66	0	44	0	0.62	0	16	0	0.46	0	11	0	2646	1588	1440	1318	1170	1054	989
00/06-07-051-07W5/0	0.66	0	17	0	0.03	0	1	0	0.02	0	1	0	133	95	88	82	75	69	66
00/07-12-051-08W5/0	0.19	0	5	0	0.02	0	1	0	0.02	0	0	0	101	86	83	80	76	73	70
Lobstick Gas Unit No. 1	10.68	0	283	0	0.50	0	13	0	0.41	0	8	0	2196	1438	1320	1219	1094	992	935
Total Gas Wells	15.49	0	410	0	1.43	0	38	0	1.12	0	24	0	6214	4053	3726	3450	3109	2833	2677
Oil Wells																			
00/12-27-047-06W5/0	0.02	1	1	0	0.00	0	0	0	0.00	0	0	0	11	11	10	10	10	10	10
00/14-09-049-06W5/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-1	-1	-1	-1	-1	-1	-1
00/08-16-049-06W5/0	0.01	30	1	0	0.01	15	0	0	0.01	15	0	0	273	174	159	147	131	119	112
00/14-16-049-06W5/0	0.01	18	1	0	0.01	9	0	0	0.00	9	0	0	159	116	109	103	94	87	83
00/16-16-049-06W5/0	0.02	51	1	0	0.01	25	0	0	0.01	24	0	0	620	374	339	311	276	248	233
00/06-34-050-10W5/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	3	3	3	3	3	3	3
Pembina Bear Lake Cardium Unit No. 1	0.49	1005	51	0	0.04	78	4	0	0.03	75	3	0	1539	923	837	765	679	611	573
Pembina Cardium Unit No. 4	0.31	449	7	0	0.01	21	0	0	0.01	20	0	0	467	264	236	214	187	166	155
Pembina Cardium Unit No. 8	0.11	210	9	0	0.01	21	1	0	0.01	20	1	0	430	291	269	250	226	207	196
Total Oil Wells	0.98	1765	71	0	0.09	170	6	0	0.06	164	4	0	3500	2154	1961	1801	1605	1450	1363

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Total Pembina - Minor Entities (Divest Entit	16.47	1765	481	0	1.52	170	44	0	1.18	164	29	0	9715	6207	5688	5251	4714	4283	4040
Pembina F																			
Pembina F Lease Oil WC 0-50%	0.13	290	14	0	0.13	290	14	0	0.08	276	9	0	10388	6552	5962	5462	4846	4352	4075
Pembina F Lease Oil WC 55-80%	0.04	94	4	0	0.04	94	4	0	0.02	89	3	0	3557	2262	2059	1887	1674	1503	1407
Pembina F Lease Oil WC 82-90%	0.02	35	2	0	0.02	35	2	0	0.01	34	1	0	1163	919	872	829	771	721	690
Pembina P Lease Oil Producers	0.00	35	0	0	0.00	35	0	0	0.00	34	0	0	1329	923	855	796	721	659	623
Project No. 6 Oil Producers	0.03	43	3	0	0.03	43	3	0	0.02	42	2	0	1534	1186	1120	1060	981	912	871
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-2476	-1504	-1357	-1233	-1081	-960	-893
Total Pembina F	0.21	497	23	0	0.21	497	23	0	0.13	475	15	0	15494	10338	9511	8802	7912	7186	6773
Pinto Unit & Non-Unit																			
Pinto Non-Unit																			
31/05-14-001-04W2/0	0.01	5	0	0	0.00	0	0	0	0.00	0	0	0	11	9	9	9	8	8	8
40/07-14-001-04W2/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	2	2	2
21/01-23-001-04W2/0	0.02	30	0	0	0.00	2	0	0	0.00	2	0	0	68	45	41	38	34	31	29
21/05-24-001-04W2/0	0.01	4	0	0	0.00	0	0	0	0.00	0	0	0	8	7	6	6	6	6	6
Total Pinto Non-Unit	0.04	39	0	0	0.00	3	0	0	0.00	3	0	0	88	62	58	55	50	46	44
Pinto Voluntary Unit No. 2																			
01/14-07-001-04W2/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
41/14-17-001-04W2/0	0.03	7	0	0	0.00	1	0	0	0.00	1	0	0	17	13	13	12	11	11	10
31/04-18-001-04W2/0	0.01	11	0	0	0.00	1	0	0	0.00	1	0	0	24	18	17	16	15	14	14
41/06-18-001-04W2/0	0.00	2	0	0	0.00	0	0	0	0.00	0	0	0	3	3	3	2	2	2	2
11/12-18-001-04W2/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	3	2	2	2	2	2	2
01/14-18-001-04W2/0	0.01	3	0	0	0.00	0	0	0	0.00	0	0	0	5	5	5	4	4	4	4
01/16-18-001-04W2/0	0.01	4	0	0	0.00	0	0	0	0.00	0	0	0	7	6	6	6	6	5	5
31/04-19-001-04W2/0	0.01	4	0	0	0.00	0	0	0	0.00	0	0	0	5	4	4	4	4	4	4
21/06-19-001-04W2/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	2	2	1
01/08-19-001-04W2/0	0.01	5	0	0	0.00	0	0	0	0.00	0	0	0	10	9	8	8	8	7	7
11/12-19-001-04W2/0	0.01	11	0	0	0.00	1	0	0	0.00	1	0	0	22	17	16	15	14	13	12

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Company Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Net Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
21/14-19-001-04W2/0	0.01	4	0	0	0.00	0	0	0	0.00	0	0	0	7	6	6	5	5	5	5
11/04-20-001-04W2/0	0.02	19	0	0	0.00	1	0	0	0.00	1	0	0	41	28	26	24	22	20	19
31/12-20-001-04W2/0	0.01	11	0	0	0.00	1	0	0	0.00	1	0	0	23	17	16	16	14	13	13
01/14-20-001-04W2/0	0.01	12	0	0	0.00	1	0	0	0.00	1	0	0	24	17	16	15	14	13	12
20/03-28-001-04W2/0	0.00	6	0	0	0.00	0	0	0	0.00	0	0	0	8	6	6	6	5	5	5
01/05-28-001-04W2/0	0.01	11	0	0	0.00	1	0	0	0.00	1	0	0	21	16	15	14	13	12	12
41/04-29-001-04W2/0	0.00	5	0	0	0.00	0	0	0	0.00	0	0	0	8	6	6	6	6	5	5
01/12-29-001-04W2/0	0.01	25	0	0	0.00	2	0	0	0.00	2	0	0	57	38	35	32	29	26	25
01/08-12-001-05W2/0	0.02	9	0	0	0.00	1	0	0	0.00	1	0	0	18	13	12	12	11	10	9
01/16-12-001-05W2/0	0.00	6	0	0	0.00	0	0	0	0.00	0	0	0	11	9	9	8	8	7	7
41/02-13-001-05W2/0	0.00	5	0	0	0.00	0	0	0	0.00	0	0	0	9	7	7	7	6	6	6
41/04-13-001-05W2/0	0.00	2	0	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	2	2	2
31/06-13-001-05W2/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
21/08-13-001-05W2/0	0.00	4	0	0	0.00	0	0	0	0.00	0	0	0	7	6	6	5	5	5	5
Lower Rate Wells (<2bbl/cd)	0.03	15	0	0	0.00	1	0	0	0.00	1	0	0	20	18	17	17	16	16	16
Total Pinto Voluntary Unit No. 2	0.23	185	0	0	0.02	14	0	0	0.02	13	0	0	354	269	255	241	224	210	201
Total Pinto Unit & Non-Unit	0.27	224	0	0	0.02	17	0	0	0.02	16	0	0	442	332	313	296	274	256	245
Pipestone																			
00/01-29-047-26W4/0	0.04	0	0	0	0.01	0	0	0	0.01	0	0	0	48	46	46	45	45	44	44
00/01-29-047-26W4/2	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Total Pipestone	0.04	0	0	0	0.01	0	0	0	0.01	0	0	0	48	46	46	45	45	44	44
Pouce Coupe South Boundary A Unit																			
Pouce Coupe South Boundary A Unit	0.00	236	0	0	0.00	56	0	0	0.00	47	0	0	1384	828	748	681	599	535	499
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-218	-117	-104	-92	-79	-69	-64
Total Pouce Coupe South Boundary A Unit	0.00	236	0	0	0.00	56	0	0	0.00	47	0	0	1167	711	644	588	520	466	436
Pouce Coupe South Boundary B Pool Unit																			
Pouce Coupe South Boundary B Unit	1.99	2407	169	0	0.41	501	35	0	0.29	473	24	0	19672	10936	9804	8884	7795	6953	6493

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Company Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Net Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-4898	-2339	-2036	-1796	-1522	-1319	-1210
Total Pouce Coupe South Boundary B Pool Unit	1.99	2407	169	0	0.41	501	35	0	0.29	473	24	0	14774	8596	7768	7088	6273	5635	5282
Pouce Coupe South Non-Unit																			
Boundary Gas																			
00/08-08-077-11W6/0	0.95	0	0	0	0.75	0	0	0	0.48	0	0	0	2062	1655	1578	1508	1415	1334	1285
00/06-14-077-11W6/0	1.68	0	0	0	0.00	0	0	0	0.00	0	0	0	16	12	11	10	9	9	8
00/01-16-077-11W6/0	0.56	0	0	0	0.08	0	0	0	0.06	0	0	0	265	216	206	197	186	175	169
02/11-20-077-11W6/0	1.26	0	0	0	0.24	0	0	0	0.18	0	0	0	822	619	583	552	511	476	455
00/08-21-077-11W6/2	0.85	0	0	0	0.14	0	0	0	0.10	0	0	0	434	367	354	341	325	310	301
02/09-22-077-11W6/0	0.19	0	0	0	0.04	0	0	0	0.04	0	0	0	155	138	135	131	126	122	119
02/09-22-077-11W6/2	0.16	0	0	0	0.04	0	0	0	0.03	0	0	0	122	106	103	99	95	91	88
00/04-08-078-12W6/0	0.14	0	0	0	0.02	0	0	0	0.02	0	0	0	90	83	82	80	78	76	75
00/04-08-078-12W6/2	0.28	0	0	0	0.04	0	0	0	0.03	0	0	0	154	133	129	125	120	115	113
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	641	507	483	461	432	407	392
Total Boundary Gas	6.09	0	0	0	1.36	0	0	0	0.94	0	0	0	4762	3837	3663	3506	3297	3115	3006
Boundary Oil																			
X0/06-08-077-11W6/BL	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
02/08-08-077-11W6/0	0.00	22	0	0	0.00	17	0	0	0.00	15	0	0	525	458	444	431	412	396	386
00/14-08-077-11W6/0	0.12	30	0	0	0.05	12	0	0	0.03	12	0	0	346	202	181	163	142	125	116
00/04-28-077-11W6/0	0.05	41	0	0	0.01	10	0	0	0.01	9	0	0	310	217	201	187	169	154	146
00/08-30-077-11W6/0	0.02	8	0	0	0.00	1	0	0	0.00	1	0	0	36	29	28	26	25	23	22
00/14-09-078-12W6/0	0.00	37	0	0	0.00	19	0	0	0.00	18	0	0	564	411	384	360	330	304	289
00/16-09-078-12W6/0	0.00	66	0	0	0.00	33	0	0	0.00	31	0	0	1068	698	641	592	530	481	453
00/14-10-078-12W6/0	0.00	14	0	0	0.00	7	0	0	0.00	7	0	0	205	176	170	165	157	151	146
00/16-11-078-12W6/0	0.00	15	0	0	0.00	4	0	0	0.00	4	0	0	114	98	94	91	87	83	81
00/09-21-078-12W6/0	0.04	59	0	0	0.00	5	0	0	0.00	5	0	0	167	101	91	83	73	66	61
00/16-24-078-13W6/0	0.00	3	0	0	0.00	1	0	0	0.00	1	0	0	16	15	14	14	14	13	13
Total Boundary Oil	0.23	296	0	0	0.07	110	0	0	0.04	103	0	0	3349	2404	2249	2113	1940	1796	1713
Total Pouce Coupe South Non-Unit	6.32	296	0	0	1.42	110	0	0	0.98	103	0	0	8111	6241	5911	5619	5237	4911	4718

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Gross Lease Reserves Oil Mbbl	Gross Lease Reserves NGL Mbbl	Gross Lease Reserves Sulphur Mlt	Company Interest Reserves Gas Bcf	Company Interest Reserves Oil Mbbl	Company Interest Reserves NGL Mbbl	Company Interest Reserves Sulphur Mlt	Net Interest Reserves Gas Bcf	Net Interest Reserves Oil Mbbl	Net Interest Reserves NGL Mbbl	Net Interest Reserves Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
Progress Non-Unit																			
00/06-31-077-08W6/0	0.37	0	10	0	0.09	0	2	0	0.08	0	2	0	322	261	250	239	225	213	205
00/06-10-077-09W6/0	0.40	0	10	0	0.01	0	0	0	0.01	0	0	0	91	73	70	67	63	60	57
Total Progress Non-Unit	0.77	0	20	0	0.11	0	3	0	0.09	0	2	0	413	335	320	306	288	272	263
Queensdale (Divest)																			
91/02-01-007-01W2/0	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	24	23	23	22	22	21	21
91/08-01-007-01W2/0	0.00	4	0	0	0.00	2	0	0	0.00	2	0	0	45	42	41	41	40	39	38
91/10-01-007-01W2/0	0.00	6	0	0	0.00	3	0	0	0.00	3	0	0	62	54	53	51	49	47	46
Total Queensdale (Divest)	0.01	13	0	0	0.00	6	0	0	0.00	6	0	0	132	119	117	114	110	107	105
Rapdan Unit																			
INFILL WELLS - 1	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
INFILL WELLS - 2	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
POLYMER FLOOD	0.00	532	0	0	0.00	26	0	0	0.00	21	0	0	301	202	187	173	157	143	135
REST OF UNIT - NORTH	0.00	277	0	0	0.00	13	0	0	0.00	13	0	0	126	91	86	80	74	68	65
REST OF UNIT - SOUTH	0.00	649	0	0	0.00	32	0	0	0.00	23	0	0	368	212	192	176	157	142	134
WATERFLOOD 1	0.00	255	0	0	0.00	12	0	0	0.00	11	0	0	142	93	85	79	71	64	60
WATERFLOOD 2	0.00	895	0	0	0.00	44	0	0	0.00	33	0	0	501	237	209	187	163	144	134
Total Rapdan Unit	0.00	2607	0	0	0.00	127	0	0	0.00	102	0	0	1438	835	759	696	621	561	529
Ronalane																			
02/10-08-013-12W4/0	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	23	21	21	21	20	20	20
00/16-08-013-12W4/0	0.00	12	0	0	0.00	7	0	0	0.00	7	0	0	138	111	106	101	95	90	86
02/16-08-013-12W4/0	0.00	3	0	0	0.00	2	0	0	0.00	2	0	0	29	28	27	27	26	26	25
02/03-16-013-12W4/0	0.00	3	0	0	0.00	1	0	0	0.00	1	0	0	19	17	17	17	17	16	16
00/04-16-013-12W4/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/06-16-013-12W4/0	0.00	5	0	0	0.00	2	0	0	0.00	2	0	0	18	17	16	16	15	15	15
Total Ronalane	0.00	26	0	0	0.00	14	0	0	0.00	13	0	0	226	194	188	182	174	166	162

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Sinclair																			
00/14-04-072-11W6/(2,3)	1.59	0	11	0	0.80	0	6	0	0.61	0	4	0	3572	2415	2232	2076	1881	1721	1630
00/01-15-072-11W6/0	0.67	0	5	0	0.17	0	1	0	0.14	0	1	0	780	583	548	517	477	443	423
00/06-15-072-11W6/(0,2)	0.77	0	6	0	0.19	0	1	0	0.15	0	1	0	886	673	635	601	556	519	497
00/06-20-072-11W6/0	0.31	0	2	0	0.14	0	1	0	0.12	0	1	0	675	573	553	533	507	484	469
00/08-23-073-13W6/(2,3)	0.48	0	3	0	0.01	0	0	0	0.01	0	0	0	71	54	51	49	45	42	40
Total Sinclair	3.83	0	27	0	1.32	0	9	0	1.03	0	6	0	5984	4298	4019	3776	3467	3208	3059
South Elkton Unit No. 1																			
00/06-02-031-04W5/0	1.40	0	18	0	0.02	0	0	0	0.01	0	0	0	79	63	59	57	53	50	48
0/07-03 Workover	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-9	-6	-6	-5	-5	-4	-4
Total South Elkton Unit No. 1	1.40	0	18	0	0.02	0	0	0	0.01	0	0	0	70	56	54	51	48	46	44
Wembley Prospect (Divest Entities)																			
Wembley Gas																			
00/14-28-073-06W6/0	0.38	0	14	0	0.19	0	7	0	0.15	0	5	0	869	729	701	675	640	608	589
00/14-28-073-06W6/2	0.10	0	4	0	0.05	0	2	0	0.04	0	1	0	202	186	182	179	174	169	166
00/12-33-073-06W6/0	0.35	0	14	0	0.18	0	7	0	0.14	0	5	0	852	750	729	709	681	655	639
Total Wembley Gas	0.82	0	32	0	0.41	0	16	0	0.33	0	11	0	1924	1665	1612	1562	1494	1432	1394
Wembley Oil																			
00/08-08-072-07W6/0	0.05	9	1	0	0.02	4	0	0	0.02	4	0	0	135	117	113	110	105	100	98
00/16-08-072-07W6/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	5	5	5	5	5	5	5
00/14-09-072-07W6/0	0.08	22	1	0	0.06	17	1	0	0.04	15	1	0	663	583	566	551	529	509	497
00/16-09-072-07W6/0	0.04	10	1	0	0.03	8	1	0	0.02	8	0	0	205	176	170	165	157	150	146
00/14-10-072-07W6/0	0.04	12	1	0	0.01	2	0	0	0.01	2	0	0	67	57	55	53	51	48	47
Total Wembley Oil	0.21	53	4	0	0.12	32	2	0	0.08	29	2	0	1074	938	909	883	846	813	793

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Total Wembley Prospect (Divest Entities)	1.03	53	36	0	0.53	32	18	0	0.41	29	12	0	2998	2603	2521	2445	2340	2246	2187
Divestiture Package	270.73	24712	11201	191	30.00	2189	573	40	23.46	2013	425	34	162128	114607	107060	100543	92284	85433	81480

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC03_rpv.htm

Reserves and Present Value Summary

Company: **ARC RESOURCES LTD.**
Property: **Corporate**

Reserve Class: **Proved Plus Probable**
Development Class: **Total**
Pricing: **Posted (2003-Mar-31) Constant**
Effective Date: **January 01, 2003**
LOOK AHEAD ANALYSIS at July 1, 2003

	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
Entity Description	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Arcola																			
41/01-34-008-03W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
09-34-008-03W2 HZ	0.02	64	0	0	0.01	21	0	0	0.01	17	0	0	369	275	259	244	225	209	199
41/10-34-008-03W2/0	0.01	21	0	0	0.00	7	0	0	0.00	5	0	0	108	83	78	74	68	64	61
91/10-34-008-03W2/0	0.02	56	0	0	0.01	18	0	0	0.00	15	0	0	350	228	210	195	176	161	153
11/11-34-008-03W2/0	0.00	5	0	0	0.00	2	0	0	0.00	2	0	0	16	14	13	13	12	11	11
21/16-34-008-03W2/0	0.00	15	0	0	0.00	5	0	0	0.00	4	0	0	60	46	43	41	38	35	34
01/12-35-008-03W2/0	0.00	10	0	0	0.00	3	0	0	0.00	3	0	0	71	60	58	56	53	51	49
31/13-35-008-03W2/0	0.00	6	0	0	0.00	2	0	0	0.00	1	0	0	18	16	15	15	14	14	14
91/13-35-008-03W2/0	0.01	21	0	0	0.00	7	0	0	0.00	5	0	0	108	82	77	73	68	63	60
01/08-02-009-03W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
41/03-03-009-03W2/0	0.00	9	0	0	0.00	1	0	0	0.00	1	0	0	20	17	17	16	15	15	14
91/04-03-009-03W2/0	0.04	148	0	0	0.01	24	0	0	0.00	15	0	0	249	175	162	151	136	124	116
Total Arcola	0.11	355	0	0	0.03	90	0	0	0.02	68	0	0	1369	996	933	878	807	746	711
BC Minor - DLS (Buick Ck/Rigel)																			
00/10-33-087-17W6/(0,2)	0.52	22	0	0	0.52	22	0	0	0.45	21	0	0	2252	1442	1308	1193	1047	927	859
00/06-23-088-16W6/0	1.23	0	18	0	0.15	0	2	0	0.11	0	2	0	424	288	267	248	225	206	196
Total BC Minor - DLS (Buick Ck/Rigel)	1.74	22	18	0	0.67	22	2	0	0.56	21	2	0	2676	1730	1575	1441	1272	1134	1054
BC Minor - Prophet (Divest)																			
00/C-020-K/094-J-02/0	5.58	0	0	1	2.79	0	0	0	2.04	0	0	0	6819	5853	5654	5469	5215	4985	4844
Total BC Minor - Prophet (Divest)	5.58	0	0	1	2.79	0	0	0	2.04	0	0	0	6819	5853	5654	5469	5215	4985	4844
BC Minor - Yoyo																			
00/A-047-L/094-I-14/0	1.87	0	0	0	0.47	0	0	0	0.36	0	0	0	1759	1389	1318	1254	1169	1095	1051
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-201	-150	-140	-132	-121	-111	-105
Total BC Minor - Yoyo	1.87	0	0	0	0.47	0	0	0	0.36	0	0	0	1557	1239	1178	1123	1049	984	946
Berrymoor/Lindale NU (Divest)																			

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Modeste Creek/Berrymoor (Divest)																			
00/11-07-049-05W5/0	0.18	0	5	0	0.04	0	1	0	0.03	0	1	0	161	145	141	138	133	129	126
00/07-18-049-05W5/0	0.25	0	7	0	0.02	0	1	0	0.02	0	0	0	105	94	91	89	86	83	81
00/07-12-049-06W5/0	0.15	0	4	0	0.03	0	1	0	0.02	0	1	0	133	121	118	115	112	108	106
00/04-13-049-06W5/0	0.20	0	6	0	0.09	0	3	0	0.08	0	2	0	405	332	317	303	284	266	256
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-170	-141	-135	-129	-122	-115	-111
Total Modeste Creek/Berrymoor (Divest)	0.77	0	23	0	0.18	0	5	0	0.15	0	4	0	634	550	532	516	492	471	458
Total Berrymoor/Lindale NU (Divest)	0.77	0	23	0	0.18	0	5	0	0.15	0	4	0	634	550	532	516	492	471	458
Bigoray Unit No. 1 & Non-Unit																			
Bigoray Non-Unit																			
00/09-28-051-08W5/0	0.18	0	4	0	0.04	0	1	0	0.04	0	1	0	176	157	153	149	144	139	136
00/07-32-052-08W5/2	1.73	0	42	0	0.48	0	11	0	0.34	0	8	0	2019	1615	1540	1472	1382	1304	1258
Total Bigoray Non-Unit	1.91	0	46	0	0.52	0	13	0	0.38	0	8	0	2195	1772	1693	1621	1526	1443	1393
Bigoray Unit No. 1																			
00/10-30-050-07W5/2	0.38	0	9	0	0.06	0	1	0	0.05	0	1	0	233	182	172	164	153	143	137
00/11-35-050-08W5	1.38	0	33	0	0.15	0	4	0	0.12	0	2	0	600	326	291	263	230	205	191
00/10-16-051-08W5/0	0.47	183	11	0	0.07	28	2	0	0.05	26	1	0	1001	459	403	359	309	272	252
00/08-18-051-08W5/0	1.28	0	31	0	0.20	0	5	0	0.16	0	3	0	800	434	388	352	309	277	259
00/10-18-051-08W5/0	0.09	0	2	0	0.01	0	0	0	0.01	0	0	0	50	45	44	43	42	40	39
00/06-21-051-08W5/0	0.14	32	3	0	0.02	5	1	0	0.01	5	0	0	188	140	131	124	114	106	101
02/08-22-051-08W5/0	0.41	0	10	0	0.06	0	2	0	0.05	0	1	0	255	198	187	178	166	155	149
00/06-28-051-08W5/2	0.67	315	16	0	0.10	49	2	0	0.07	40	2	0	1657	853	760	686	600	534	498
00/10-32-051-08W5/3	0.52	0	12	0	0.08	0	2	0	0.07	0	1	0	324	239	225	211	194	180	172
00/06-33-051-08W5/2	2.72	0	65	0	0.42	0	10	0	0.32	0	7	0	1749	934	839	763	673	605	567
00/04-07-052-08W5/2	0.05	0	1	0	0.01	0	0	0	0.01	0	0	0	24	22	22	21	21	20	20
00/14-17-052-08W5/2	2.00	0	48	0	0.31	0	7	0	0.23	0	5	0	1291	851	785	730	661	606	574
00/06-29-052-08W5/0	0.30	0	7	0	0.05	0	1	0	0.04	0	1	0	160	117	110	103	94	87	82
Oil Infills	0.76	356	18	0	0.12	55	3	0	0.08	46	2	0	1826	1100	987	892	772	676	621

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	312	256	239	224	204	187	178
Total Bigoray Unit No. 1	11.15	886	268	0	1.67	138	40	0	1.27	116	27	0	10469	6155	5584	5113	4543	4092	3840
Total Bigoray Unit No. 1 & Non-Unit	13.06	886	313	0	2.19	138	53	0	1.65	116	35	0	12664	7927	7277	6734	6069	5535	5234
Bonanza Unit & Non-Unit																			
Non-Unit Gas Wells																			
00/10-21-081-11W6/0	0.69	0	7	0	0.04	0	0	0	0.03	0	0	0	124	98	93	88	82	77	74
02/11-22-081-11W6/0	1.07	0	11	0	0.06	0	1	0	0.05	0	0	0	175	129	121	114	105	97	93
00/07-27-081-11W6/0	0.21	0	2	0	0.01	0	0	0	0.01	0	0	0	35	30	29	28	27	26	25
00/11-28-081-11W6/0	1.56	0	16	0	0.09	0	1	0	0.07	0	1	0	247	175	163	152	139	128	122
Total Non-Unit Gas Wells	3.53	0	37	0	0.20	0	2	0	0.16	0	1	0	581	432	406	383	353	328	314
Non-Unit Oil Wells																			
00/15-15-081-11W6/0	0.02	22	0	0	0.00	1	0	0	0.00	1	0	0	17	13	13	12	11	10	10
00/07-22-081-11W6/0	0.08	95	1	0	0.00	5	0	0	0.00	5	0	0	151	105	98	91	83	76	72
00/04-27-081-11W6/0	0.04	53	1	0	0.00	3	0	0	0.00	3	0	0	68	47	44	41	37	34	32
00/08-28-081-11W6/0	0.00	5	0	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	2	2	1
00/16-28-081-11W6/0	0.10	122	1	0	0.01	7	0	0	0.00	6	0	0	210	130	118	108	96	87	82
00/02-01-083-12W6/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-209	-130	-119	-109	-97	-88	-82
Total Non-Unit Oil Wells	0.25	299	3	0	0.01	17	0	0	0.01	15	0	0	238	166	154	144	132	121	115
Unit Wells																			
Bonanza Boundary A Pool Unit No. 1	0.99	1653	13	0	0.09	147	1	0	0.06	140	1	0	4854	3144	2886	2667	2397	2179	2056
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-490	-317	-290	-267	-238	-215	-201
Total Unit Wells	0.99	1653	13	0	0.09	147	1	0	0.06	140	1	0	4364	2827	2596	2400	2159	1964	1855
Total Bonanza Unit & Non-Unit	4.77	1951	52	0	0.31	164	3	0	0.23	155	2	0	5183	3425	3156	2927	2644	2414	2284

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Gross Lease Reserves Oil Mbbl	Gross Lease Reserves NGL Mbbl	Gross Lease Reserves Sulphur Mlt	Company Interest Reserves Gas Bcf	Company Interest Reserves Oil Mbbl	Company Interest Reserves NGL Mbbl	Company Interest Reserves Sulphur Mlt	Net Interest Reserves Gas Bcf	Net Interest Reserves Oil Mbbl	Net Interest Reserves NGL Mbbl	Net Interest Reserves Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
Brooks (Divest Entities)																			
Brooks Divest																			
100%WI, 2cFH -MRA,MHA&C	0.86	0	0	0	0.86	0	0	0	0.77	0	0	0	2276	1181	1049	944	821	728	677
100%WI, 2cFH -VIK&BSL COL	0.08	0	0	0	0.08	0	0	0	0.07	0	0	0	220	143	131	121	108	98	92
Total Brooks Divest	0.94	0	0	0	0.94	0	0	0	0.84	0	0	0	2496	1325	1181	1065	930	826	769
Brooks Town																			
100%WI, 2cFH -MRA	0.04	0	0	0	0.04	0	0	0	0.04	0	0	0	155	126	120	115	108	101	97
50%WI, Crown -MRA,MHA	0.48	0	0	0	0.24	0	0	0	0.20	0	0	0	915	428	376	335	289	255	236
Total Brooks Town	0.53	0	0	0	0.29	0	0	0	0.24	0	0	0	1071	554	496	450	397	356	334
Total Brooks (Divest Entities)	1.46	0	0	0	1.22	0	0	0	1.08	0	0	0	3567	1878	1677	1515	1326	1182	1103
Buick Creek																			
BUICK																			
00/B-044-I/094-A-11/DUNL	0.44	0	10	0	0.22	0	5	0	0.17	0	4	0	768	620	592	566	531	500	482
Total BUICK	0.44	0	10	0	0.22	0	5	0	0.17	0	4	0	768	620	592	566	531	500	482
BUICK+																			
00/07-31-088-19W6/0	1.71	0	40	0	0.34	0	8	0	0.27	0	6	0	1399	948	877	817	742	681	646
00/05-36-088-19W6/0	0.43	0	10	0	0.21	0	5	0	0.17	0	4	0	694	497	462	432	393	361	342
00/08-36-088-20W6/0	0.63	0	15	0	0.27	0	6	0	0.20	0	5	0	850	622	581	544	497	456	432
00/C-036-I/094-A-11/0	0.67	0	15	0	0.16	0	4	0	0.13	0	3	0	582	387	356	330	296	269	254
00/D-046-I/094-A-11/0	0.09	26	2	0	0.02	6	1	0	0.02	6	0	0	238	189	180	172	161	151	145
00/C-047-I/094-A-11/0	0.59	136	14	0	0.14	33	3	0	0.12	29	3	0	1774	1267	1184	1112	1021	945	901
00/A-065-I/094-A-11/0	1.13	0	26	0	0.05	0	1	0	0.04	0	1	0	177	107	98	89	79	71	67
Total BUICK+	5.25	162	122	0	1.20	39	28	0	0.94	34	22	0	5714	4017	3738	3497	3189	2934	2787

p:/s1036028/rcms/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Company Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Net Interest Reserves Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
BUICK25+ (Divest)																			
00/C-094-I/094-A-11/0	3.37	0	78	0	0.84	0	20	0	0.66	0	16	0	3500	1927	1735	1580	1396	1255	1177
00/C-079-J/094-A-11/0	0.86	0	20	0	0.21	0	5	0	0.17	0	4	0	861	674	639	608	568	532	512
00/D-083-J/094-A-11/2	0.06	0	1	0	0.01	0	0	0	0.01	0	0	0	45	42	41	40	39	38	38
00/D-093-J/094-A-11/0	1.00	0	23	0	0.25	0	6	0	0.20	0	5	0	931	586	535	492	439	397	374
00/A-031-A/094-A-14/0	2.76	0	64	0	0.69	0	16	0	0.54	0	13	0	2763	1389	1235	1113	972	865	807
02/B-046-A/094-A-14/0	0.03	0	1	0	0.01	0	0	0	0.01	0	0	0	21	20	20	20	20	19	19
00/D-071-A/094-A-14/2	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/D-091-C/094-A-14/0	1.82	0	42	0	0.45	0	11	0	0.35	0	8	0	1873	1274	1180	1100	1000	918	872
00/C-007-D/094-A-15/0	1.02	0	24	0	0.25	0	6	0	0.19	0	5	0	956	702	658	620	571	529	505
00/C-018-D/094-A-15/0	0.38	0	9	0	0.09	0	2	0	0.08	0	2	0	339	268	254	242	226	211	203
00/C-039-D/094-A-15/0	0.64	0	15	0	0.16	0	4	0	0.12	0	3	0	556	398	371	347	317	292	277
00/C-039-D/094-A-15/BLUE	0.69	0	16	0	0.17	0	4	0	0.13	0	3	0	610	445	415	388	354	325	307
00/C-079-D/094-A-15/0	0.16	0	4	0	0.04	0	1	0	0.03	0	1	0	141	130	127	125	122	118	116
00/C-080-D/094-A-15/0	0.99	0	23	0	0.25	0	6	0	0.20	0	5	0	917	564	513	470	418	377	353
Total BUICK25+ (Divest)	13.77	0	319	0	3.44	0	80	0	2.67	0	64	0	13515	8419	7725	7147	6442	5878	5560
BUICK33.3+																			
00/C-035-B/094-A-14/2	1.43	0	33	0	0.48	0	11	0	0.37	0	9	0	1991	1518	1434	1360	1263	1181	1133
02/C-035-B/094-A-14/0	0.98	0	23	0	0.33	0	8	0	0.24	0	6	0	1213	880	824	774	711	658	627
00/D-039-B/094-A-14/DUNL	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Total BUICK33.3+	2.41	0	56	0	0.80	0	19	0	0.61	0	15	0	3203	2398	2258	2134	1974	1839	1760
BUICK50+																			
00/11-32-088-19W6/2	0.80	0	19	0	0.40	0	9	0	0.30	0	7	0	1437	1029	960	899	822	758	721
00/12-34-088-19W6/0	0.82	0	19	0	0.41	0	10	0	0.33	0	8	0	1547	1058	979	910	824	754	714
00/05-35-088-19W6/0	0.40	0	9	0	0.20	0	5	0	0.15	0	4	0	693	549	522	497	464	435	418
00/A-029-L/094-A-10/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/A-029-L/094-A-10/2	0.42	0	10	0	0.21	0	5	0	0.17	0	4	0	761	586	553	524	486	453	433
00/B-037-L/094-A-10/2	0.53	0	12	0	0.26	0	6	0	0.20	0	5	0	875	611	567	528	479	438	415
00/D-039-L/094-A-10/2	0.62	0	14	0	0.31	0	7	0	0.25	0	6	0	1116	780	724	675	612	561	531
00/B-022-I/094-A-11/0	0.83	0	19	0	0.41	0	10	0	0.33	0	8	0	1534	1010	928	858	772	701	661
00/C-032-I/094-A-11/0	2.20	0	51	0	1.10	0	25	0	0.86	0	20	0	4486	2745	2503	2302	2058	1866	1758

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
00/C-034-I/094-A-11/BLUE	0.97	0	22	0	0.48	0	11	0	0.36	0	9	0	1752	1203	1111	1031	929	843	794
00/D-045-I/094-A-11/0	0.42	0	10	0	0.21	0	5	0	0.17	0	4	0	768	609	579	552	516	484	465
00/B-044-J/094-A-11/0	1.01	0	23	0	0.51	0	12	0	0.40	0	9	0	1957	1447	1358	1279	1177	1090	1040
Total BUICK50+	9.02	0	209	0	4.51	0	104	0	3.50	0	84	0	16926	11627	10783	10056	9139	8383	7949
Total Buick Creek	30.89	162	715	0	10.17	39	236	0	7.89	34	188	0	40126	27081	25096	23400	21276	19534	18538
Cessford Unit & Non-Unit																			
00/14-18-025-11W4/0	1.44	0	0	0	0.36	0	0	0	0.28	0	0	0	1393	767	695	637	568	515	486
00/06-19-025-11W4/0	0.00	9	0	0	0.00	2	0	0	0.00	2	0	0	84	78	76	75	73	72	71
Basal Colorado Gas	22.53	0	0	0	0.66	0	0	0	0.54	0	0	0	2735	1132	988	879	756	667	619
Cessford Mannville C West	0.47	0	0	0	0.01	0	0	0	0.01	0	0	0	58	31	27	24	21	19	17
Cessford Unit 1 Oil Wells	0.28	0	0	0	0.01	0	0	0	0.01	0	0	0	35	28	27	26	24	23	22
Cessford Unit No. 2	1.08	0	0	0	0.03	0	0	0	0.03	0	0	0	133	78	70	64	57	51	48
Mannville Gas	11.21	0	0	0	0.33	0	0	0	0.28	0	0	0	1387	835	761	699	625	567	535
Viking Gas	2.05	0	0	0	0.06	0	0	0	0.05	0	0	0	224	151	141	131	120	111	106
Total Cessford Unit & Non-Unit	39.07	9	0	0	1.46	2	0	0	1.20	2	0	0	6050	3100	2785	2536	2245	2024	1903
Craigend																			
00/13-18-063-11W4/0	0.01	0	0	0	0.00	0	0	0	0.00	0	0	0	3	3	3	3	3	3	3
00/02-19-063-11W4/2	0.21	0	0	0	0.08	0	0	0	0.07	0	0	0	267	173	158	145	130	118	111
00/06-26-063-11W4/0	0.21	0	0	0	0.08	0	0	0	0.08	0	0	0	311	216	200	186	169	155	146
00/11-28-063-11W4/0	0.03	0	0	0	0.01	0	0	0	0.01	0	0	0	38	36	35	34	34	33	32
00/11-28-063-11W4/3	0.02	0	0	0	0.01	0	0	0	0.01	0	0	0	21	20	20	20	20	19	19
00/10-36-063-11W4/0	0.02	0	0	0	0.00	0	0	0	0.00	0	0	0	16	15	15	15	14	14	14
00/05-13-063-12W4/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/12-27-063-12W4/0	0.92	0	0	0	0.47	0	0	0	0.38	0	0	0	1804	1184	1087	1005	903	820	773
00/12-27-063-12W4/2	0.02	0	0	0	0.01	0	0	0	0.01	0	0	0	30	28	27	27	27	26	26
00/11-29-063-12W4/0	0.71	0	0	0	0.18	0	0	0	0.14	0	0	0	672	508	477	450	413	382	364
00/11-29-063-12W4/G	0.30	0	0	0	0.08	0	0	0	0.06	0	0	0	284	139	118	100	79	63	54
00/04-34-063-12W4/2	0.28	0	0	0	0.02	0	0	0	0.02	0	0	0	87	62	58	54	50	46	44
00/01-36-063-12W4/2	0.17	0	0	0	0.07	0	0	0	0.06	0	0	0	227	137	124	113	100	89	83
00/10-26-063-13W4/0	0.10	0	0	0	0.10	0	0	0	0.09	0	0	0	348	293	282	272	258	245	238

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
00/10-26-063-13W4/V	0.27	0	0	0	0.27	0	0	0	0.24	0	0	0	990	488	415	355	283	228	198
00/06-06-064-10W4/2	0.11	0	0	0	0.04	0	0	0	0.04	0	0	0	126	94	88	83	76	70	67
00/11-18-064-10W4/0	0.18	0	0	0	0.04	0	0	0	0.04	0	0	0	160	134	129	125	118	113	109
00/05-03-064-11W4/0	0.02	0	0	0	0.01	0	0	0	0.00	0	0	0	18	18	18	18	17	17	17
00/05-03-064-11W4/V	0.32	0	0	0	0.11	0	0	0	0.10	0	0	0	445	293	267	243	213	188	173
00/03-05-064-11W4/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	2	2	2
00/05-10-064-11W4/0	0.01	0	0	0	0.00	0	0	0	0.00	0	0	0	15	15	15	15	14	14	14
00/09-19-064-11W4/0	0.04	0	0	0	0.02	0	0	0	0.02	0	0	0	63	59	57	56	55	54	53
00/10-27-064-11W4/2	0.67	0	0	0	0.33	0	0	0	0.28	0	0	0	1294	864	797	739	667	609	575
00/11-30-064-11W4/0	0.71	0	0	0	0.36	0	0	0	0.30	0	0	0	1394	884	806	741	660	596	560
00/12-31-064-11W4/0	1.15	0	0	0	0.58	0	0	0	0.45	0	0	0	2128	1477	1371	1280	1165	1069	1015
00/13-02-064-12W4/0	0.53	0	0	0	0.06	0	0	0	0.06	0	0	0	327	233	217	204	187	172	164
00/13-04-064-12W4/3	0.06	0	0	0	0.06	0	0	0	0.05	0	0	0	186	160	155	150	143	137	133
00/13-04-064-12W4/4	0.21	0	0	0	0.21	0	0	0	0.19	0	0	0	689	429	389	356	316	284	266
00/16-05-064-12W4/0	0.19	0	0	0	0.02	0	0	0	0.02	0	0	0	114	95	91	87	83	79	76
00/15-11-064-12W4/0	0.09	0	0	0	0.01	0	0	0	0.01	0	0	0	53	45	44	42	40	39	38
00/06-14-064-12W4/2	0.51	0	0	0	0.51	0	0	0	0.44	0	0	0	1949	1356	1260	1176	1070	983	932
00/14-16-064-12W4/2	0.29	0	0	0	0.03	0	0	0	0.03	0	0	0	179	140	133	127	119	112	108
00/14-16-064-12W4/3	0.47	0	0	0	0.06	0	0	0	0.06	0	0	0	287	232	221	211	199	188	181
00/11-18-064-12W4/2	0.20	0	0	0	0.10	0	0	0	0.09	0	0	0	351	262	246	232	213	198	189
00/10-23-064-12W4/0	2.04	0	0	0	1.02	0	0	0	0.75	0	0	0	3676	2371	2171	2002	1792	1623	1528
00/12-27-064-12W4/0	0.13	0	0	0	0.06	0	0	0	0.06	0	0	0	228	186	178	171	161	152	146
00/14-33-064-12W4/0	0.10	0	0	0	0.05	0	0	0	0.05	0	0	0	187	163	158	153	147	141	137
00/14-33-064-12W4/C	0.63	0	0	0	0.31	0	0	0	0.24	0	0	0	1142	765	698	639	562	498	461
00/11-13-064-13W4/2	0.31	0	0	0	0.16	0	0	0	0.14	0	0	0	594	448	422	399	368	343	328
00/02-14-064-13W4/(0&2)	1.12	0	0	0	0.13	0	0	0	0.13	0	0	0	687	464	429	399	361	330	312
00/07-23-064-13W4/0	0.15	0	0	0	0.15	0	0	0	0.13	0	0	0	518	401	379	359	334	311	298
00/16-04-065-12W4/0	0.15	0	0	0	0.01	0	0	0	0.01	0	0	0	46	39	38	36	34	33	32
00/16-04-065-12W4/2	0.05	0	0	0	0.00	0	0	0	0.00	0	0	0	14	13	12	12	11	11	11
00/01-24-065-12W4/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
00/03-28-065-12W4/0	0.09	0	0	0	0.01	0	0	0	0.01	0	0	0	19	14	13	12	11	10	9
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-4871	-2949	-2671	-2439	-2158	-1936	-1813
Total Craigend	13.78	0	0	0	5.82	0	0	0	4.88	0	0	0	17121	12008	11153	10410	9464	8678	8225
Cyn-Pem Cardium D Unit No. 1																			
00/10-22-051-10W5/0	0.06	275	2	0	0.00	2	0	0	0.00	2	0	0	74	41	37	34	30	27	25

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
00/10-30-051-10W5/0	0.08	399	3	0	0.00	3	0	0	0.00	2	0	0	107	57	51	46	41	37	35
00/08-25-051-11W5/0	0.04	204	2	0	0.00	1	0	0	0.00	1	0	0	56	31	29	26	23	21	20
00/10-25-051-11W5/0	0.12	597	5	0	0.00	4	0	0	0.00	3	0	0	155	83	75	68	61	55	51
10-20 INFILL	0.06	275	2	0	0.00	2	0	0	0.00	2	0	0	73	39	35	32	28	25	23
15-36 INFILL	0.04	206	2	0	0.00	1	0	0	0.00	1	0	0	52	27	24	21	18	16	14
East Lobe Other Producers	0.11	546	5	0	0.00	4	0	0	0.00	4	0	0	152	88	80	73	65	59	55
West Lobe Other Producers	0.27	1300	11	0	0.00	9	0	0	0.00	8	0	0	358	200	181	166	147	133	125
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-185	-79	-69	-61	-53	-46	-43
Total Cyn-Pem Cardium D Unit No. 1	0.79	3802	32	0	0.01	27	0	0	0.00	23	0	0	841	487	442	404	360	325	306
Cyn-Pem Non-Unit																			
02/06-16-050-11W5/0	0.83	0	42	0	0.07	0	3	0	0.06	0	2	0	372	248	228	212	191	175	165
00/04-27-050-11W5/2	0.02	0	1	0	0.00	0	0	0	0.00	0	0	0	4	4	4	4	4	4	4
02/10-29-050-11W5/0	1.31	0	67	0	0.05	0	3	0	0.04	0	2	0	294	183	168	154	138	126	119
00/12-29-050-11W5/0	0.00	8	0	0	0.00	4	0	0	0.00	3	0	0	20	17	17	16	15	14	14
02/09-31-050-11W5/0	0.86	0	44	0	0.26	0	13	0	0.21	0	9	0	1402	947	876	814	738	676	640
00/16-31-050-11W5/0	0.00	15	0	0	0.00	4	0	0	0.00	4	0	0	102	85	81	78	74	70	68
00/08-32-050-11W5/0	1.43	0	73	0	0.12	0	6	0	0.09	0	4	0	645	385	349	319	284	256	240
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-596	-334	-300	-271	-237	-211	-197
Total Cyn-Pem Non-Unit	4.44	23	226	0	0.50	8	26	0	0.41	8	18	0	2242	1534	1422	1327	1207	1109	1053
Dalesboro																			
11/11-09-006-03W2/0	0.00	24	0	0	0.00	2	0	0	0.00	2	0	0	58	44	42	40	37	34	33
01/01-13-006-04W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
91/02-13-006-04W2/0	0.00	10	0	0	0.00	10	0	0	0.00	9	0	0	183	142	135	128	119	111	106
01/08-13-006-04W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
11/09-13-006-04W2/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
Total Dalesboro	0.00	34	0	0	0.00	12	0	0	0.00	11	0	0	241	187	176	167	155	145	139
Enchant (Divest Entities)																			
00/02-17-013-15W4/0	0.01	25	1	0	0.00	11	0	0	0.00	11	0	0	260	204	194	185	172	162	155
00/03-17-013-15W4/0	0.01	17	0	0	0.00	7	0	0	0.00	7	0	0	149	121	116	111	104	98	95

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
00/04-17-013-15W4/0	0.01	16	0	0	0.00	7	0	0	0.00	7	0	0	153	127	122	117	110	105	101
02/07-17-013-15W4/0	0.00	5	0	0	0.00	2	0	0	0.00	2	0	0	33	30	30	29	28	27	27
Total Enchant (Divest Entities)	0.02	63	1	0	0.01	28	1	0	0.01	27	0	0	596	483	461	441	415	392	378
Eyremore																			
02/09-16-018-18W4/0	0.10	0	0	0	0.01	0	0	0	0.01	0	0	0	61	41	38	35	32	29	28
00/14-17-018-18W4/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	2	2	1
00/08-21-018-18W4/2	0.13	0	0	0	0.02	0	0	0	0.02	0	0	0	86	58	54	50	46	43	41
Total Eyremore	0.23	0	0	0	0.03	0	0	0	0.03	0	0	0	148	101	93	87	79	73	70
Garrington Cardium Unit No. 3																			
GCU#3	0.47	204	17	0	0.05	20	2	0	0.03	18	1	0	632	435	402	372	335	303	286
Total Garrington Cardium Unit No. 3	0.47	204	17	0	0.05	20	2	0	0.03	18	1	0	632	435	402	372	335	303	286
Goose River Unit No. 1																			
BEFORE INJECTION CORRECTION	4.77	7097	1844	0	0.16	231	60	0	0.11	192	42	0	8181	5828	5416	5052	4580	4179	3944
FUTURE INJECTION CORRECT	-0.11	0	-54	0	0.00	0	-2	0	0.00	0	-2	0	-28	-1	0	0	0	0	0
Total Goose River Unit No. 1	4.66	7097	1789	0	0.15	231	58	0	0.11	192	40	0	8153	5827	5416	5052	4580	4179	3944
Granada																			
00/11-01-053-11W5/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/16-03-053-11W5/0	0.43	0	14	0	0.03	0	1	0	0.02	0	1	0	138	100	93	87	80	74	70
Total Granada	0.43	0	14	0	0.03	0	1	0	0.02	0	1	0	138	100	93	87	80	74	70
Grand Forks																			
00/10-16-013-13W4/0	0.00	33	0	0	0.00	17	0	0	0.00	16	0	0	288	225	213	203	189	177	170
SAWTOOTH QQQ	0.00	139	0	0	0.00	42	0	0	0.00	41	0	0	711	543	513	486	450	420	403
Total Grand Forks	0.00	172	0	0	0.00	58	0	0	0.00	56	0	0	999	768	726	689	640	597	573

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Harmattan East Unit No. 1																			
Harmattan East Unit No.1-Gas																			
Gas Unit	59.48	0	5330	0	0.15	0	14	0	0.11	0	9	0	962	561	508	465	413	372	350
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-182	-87	-76	-67	-58	-51	-47
Total Harmattan East Unit No.1-Gas	59.48	0	5330	0	0.15	0	14	0	0.11	0	9	0	780	474	432	397	355	322	303
Harmattan East Unit No.1-Oil																			
00/07-33-031-03W5/0	0.00	9	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
00/03-07-032-03W5/0	0.00	34	0	0	0.00	0	0	0	0.00	0	0	0	3	2	2	2	2	1	1
00/13-18-032-03W5/0	0.00	135	0	0	0.00	0	0	0	0.00	0	0	0	11	7	6	6	5	4	4
00/03-35-032-04W5/0	0.00	15	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
High Water-Cut Wells	0.00	2700	0	0	0.00	7	0	0	0.00	5	0	0	227	119	105	94	81	72	66
Oil Unit Gas Reserves	9.33	0	836	0	0.02	0	2	0	0.02	0	1	0	146	86	78	72	64	57	54
South Horizontal Wells	0.00	199	0	0	0.00	0	0	0	0.00	0	0	0	16	11	10	9	8	8	7
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-200	-103	-91	-81	-70	-61	-57
Total Harmattan East Unit No.1-Oil	9.33	3093	836	0	0.02	8	2	0	0.02	6	1	0	205	123	112	102	91	82	77
Total Harmattan East Unit No. 1	68.81	3093	6166	0	0.18	8	16	0	0.13	6	10	0	985	597	544	499	446	404	380
Harmattan East Viking Unit No. 1																			
2004 Infill Wells	0.11	526	9	0	0.00	6	0	0	0.00	5	0	0	140	67	58	50	41	33	30
2005 Infill Wells	0.11	526	9	0	0.00	6	0	0	0.00	5	0	0	140	62	52	44	35	28	25
Total Unit	0.50	2485	44	0	0.01	28	0	0	0.00	22	0	0	814	389	346	313	275	246	230
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-53	-16	-14	-12	-10	-9	-8
Total Harmattan East Viking Unit No. 1	0.71	3537	62	0	0.01	39	1	0	0.01	32	1	0	1040	502	442	395	340	299	276
Harmattan Elkton Unit No. 1																			
Harmattan Elkton Unit No. 1- Gas																			

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Harmattan Elkton Unit No.1-Gas	81.58	0	3588	0	1.00	0	44	0	0.82	0	36	0	6593	4320	3979	3691	3336	3049	2887
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-571	-333	-301	-274	-242	-217	-203
Total Harmattan Elkton Unit No. 1- Gas	81.58	0	3588	0	1.00	0	44	0	0.82	0	36	0	6022	3987	3679	3418	3094	2832	2684
Harmattan Elkton Unit No.1-Oil																			
2002 Reactivated Oil	0.00	33	0	0	0.00	0	0	0	0.00	0	0	0	10	9	9	9	9	9	9
High Water Cut >50%	0.00	928	0	0	0.00	9	0	0	0.00	8	0	0	375	257	237	220	199	181	171
High Water Cut>90%	0.00	1035	0	0	0.00	10	0	0	0.00	9	0	0	401	271	249	230	207	187	176
Low Water Cut <10%	0.00	716	0	0	0.00	7	0	0	0.00	6	0	0	290	209	195	183	167	154	146
Oil Unit Gas Reserves	8.93	0	247	0	0.08	0	2	0	0.07	0	2	0	552	378	351	328	299	276	262
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-126	-76	-69	-63	-56	-50	-47
Total Harmattan Elkton Unit No.1-Oil	8.93	2711	247	0	0.08	26	2	0	0.07	23	2	0	1502	1048	972	907	824	756	716
Total Harmattan Elkton Unit No. 1	90.51	2711	3835	0	1.08	26	46	0	0.89	23	38	0	7524	5034	4651	4325	3918	3588	3400
Hays Unit & Non-Unit																			
02/10-28-013-14W4/0	0.00	20	0	0	0.00	20	0	0	0.00	18	0	0	306	235	222	211	196	182	175
HAYS LOWER MANNVILLE M UNIT NO. 1	0.07	279	4	0	0.01	36	0	0	0.01	33	0	0	714	465	427	395	354	322	303
Total Hays Unit & Non-Unit	0.07	299	4	0	0.01	56	0	0	0.01	51	0	0	1020	700	649	605	550	504	478
Holmberg Mannville Gas Unit																			
00/02-22-043-16W4/3	0.32	0	1	0	0.03	0	0	0	0.02	0	0	0	179	165	162	159	155	151	149
00/14-28-043-16W4/2	0.15	0	0	0	0.01	0	0	0	0.01	0	0	0	82	74	73	71	69	67	65
00/01-22-044-17W4/3	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/08-12-045-18W4/3	0.06	0	0	0	0.01	0	0	0	0.00	0	0	0	30	28	28	27	27	26	26
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-155	-134	-130	-126	-120	-115	-111
Total Holmberg Mannville Gas Unit	0.52	0	1	0	0.05	0	0	0	0.04	0	0	0	136	133	133	132	131	130	129
Holmberg Non-Unit (Divest)																			

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
00/12-16-043-16W4/0	1.83	0	3	0	0.05	0	0	0	0.05	0	0	0	259	166	152	141	127	115	109
00/15-02-044-17W4/2	0.11	0	0	0	0.01	0	0	0	0.01	0	0	0	31	29	28	28	27	26	26
00/07-10-045-17W4/0	0.20	0	0	0	0.01	0	0	0	0.01	0	0	0	28	20	19	18	16	15	14
Total Holmberg Non-Unit (Divest)	2.14	0	4	0	0.06	0	0	0	0.06	0	0	0	317	215	199	186	170	157	149
Inga Units & Non-Unit																			
Inga Non-Unit																			
00/06-15-088-23W6/CPLN	1.60	0	28	10	0.48	0	8	3	0.37	0	7	3	1605	1165	1082	1007	907	821	770
00/05-21-088-23W6/0	1.03	0	18	7	0.31	0	5	2	0.24	0	4	2	1215	900	844	794	730	675	642
00/10-21-088-23W6/0	1.16	0	21	7	0.35	0	6	2	0.27	0	5	2	1324	965	904	851	782	724	691
00/04-28-088-23W6/0	1.28	0	23	8	0.38	0	7	2	0.30	0	5	2	1498	1013	935	867	781	711	671
00/A-047-B/094-A-13/2	1.56	0	27	10	0.78	0	14	5	0.60	0	11	4	3119	2140	1980	1842	1667	1523	1441
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-3665	-2275	-2058	-1874	-1647	-1465	-1363
Total Inga Non-Unit	6.64	0	117	43	2.30	0	40	15	1.78	0	32	12	5096	3909	3687	3486	3220	2989	2852
Inga North Unit No. 1																			
Inga North U No. 1	8.20	0	219	310	1.54	0	41	58	1.19	0	33	48	5728	3029	2649	2336	1961	1669	1508
Total Inga North Unit No. 1	8.20	0	219	310	1.54	0	41	58	1.19	0	33	48	5728	3029	2649	2336	1961	1669	1508
Inga Unit No. 3																			
Inga U No. 3	9.93	0	242	0	1.97	0	48	0	1.53	0	38	0	8748	5572	5104	4711	4229	3844	3627
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-1437	-817	-733	-664	-581	-517	-482
Total Inga Unit No. 3	9.93	0	242	0	1.97	0	48	0	1.53	0	38	0	7311	4754	4371	4048	3648	3326	3145
Total Inga Units & Non-Unit	24.77	0	577	352	5.81	0	129	73	4.50	0	103	61	18134	11692	10707	9870	8829	7984	7506

Instow Unit & Non-Unit (Divest)

Instow Non-Unit

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Gilbert Laustsen Jung Associates Ltd.

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
21/01-17-010-18W3/0	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	19	17	17	17	17	16	16
Total Instow Non-Unit	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	19	17	17	17	17	16	16
Total Instow Unit & Non-Unit (Divest)	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	19	17	17	17	17	16	16
Klua																			
00/C-014-F/094-J-09/0	0.90	0	0	0	0.22	0	0	0	0.17	0	0	0	567	500	486	473	455	438	428
00/B-075-F/094-J-09/2	2.03	0	0	0	1.01	0	0	0	0.79	0	0	0	2941	2670	2612	2557	2479	2407	2361
Total Klua	2.93	0	0	0	1.24	0	0	0	0.96	0	0	0	3508	3171	3098	3030	2933	2845	2789
Midale Non-Unit (Divest Entities)																			
93/01-27-006-11W2/0	0.00	26	0	0	0.00	3	0	0	0.00	3	0	0	53	45	43	42	39	37	36
01/05-12-007-11W2/0	0.00	2	0	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	2	2	2
01/11-12-007-11W2/2	0.00	73	0	0	0.00	5	0	0	0.00	4	0	0	62	36	32	29	26	23	22
Total Midale Non-Unit (Divest Entities)	0.00	101	0	0	0.00	8	0	0	0.00	7	0	0	117	82	77	73	67	62	60
Minnehik-Buck Lake Ostracod Unit No. 2																			
Gas Unit																			
Gas Unit Ostracod A	1.52	0	152	0	0.17	0	17	0	0.14	0	11	0	1055	748	696	650	592	543	515
Gas Unit Ostracod B	0.34	0	34	0	0.04	0	4	0	0.03	0	3	0	238	169	158	147	134	123	117
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-257	-163	-148	-135	-119	-106	-99
Total Gas Unit	1.86	0	186	0	0.20	0	20	0	0.17	0	14	0	1036	754	705	662	607	560	533
Oil Unit																			
Oil Unit Ostracod A	0.00	34	0	0	0.00	2	0	0	0.00	2	0	0	65	45	41	38	35	32	30
Oil Unit Ostracod B	0.00	2	0	0	0.00	0	0	0	0.00	0	0	0	2	2	2	2	2	2	2
Total Oil Unit	0.00	36	0	0	0.00	2	0	0	0.00	2	0	0	67	47	43	40	36	33	31

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Total Minnehik-Buck Lake Ostracod Unit No. 2	1.86	36	186	0	0.20	2	20	0	0.17	2	14	0	1103	800	748	702	643	593	565
MIPA Cardium Oil (Divest Entities)																			
00/12-29-049-07W5/0	0.00	37	0	0	0.00	37	0	0	0.00	35	0	0	769	483	441	405	361	327	307
00/06-30-049-07W5/0	0.01	22	1	0	0.01	22	1	0	0.01	22	1	0	433	298	275	256	232	211	200
Total MIPA Cardium Oil (Divest Entities)	0.01	59	1	0	0.01	59	1	0	0.01	57	1	0	1203	781	716	661	593	538	507
Pembina - Minor Entities (Divest Entities)																			
Gas Wells																			
00/04-23-049-11W5/0	1.82	0	48	0	0.01	0	0	0	0.01	0	0	0	45	44	44	44	43	43	43
00/08-32-050-07W5/0	0.16	0	4	0	0.02	0	1	0	0.02	0	0	0	86	73	70	68	65	62	60
00/10-20-050-08W5/0	0.71	0	19	0	0.27	0	7	0	0.21	0	5	0	1161	798	740	689	625	572	542
00/14-21-050-08W5/0	2.17	0	58	0	0.82	0	22	0	0.61	0	14	0	3479	1792	1597	1442	1261	1123	1049
00/06-07-051-07W5/0	0.74	0	20	0	0.03	0	1	0	0.03	0	1	0	150	102	94	88	79	73	69
00/07-12-051-08W5/0	0.25	0	7	0	0.03	0	1	0	0.03	0	1	0	138	110	105	100	94	88	85
Lobstick Gas Unit No. 1	12.37	0	328	0	0.58	0	15	0	0.48	0	10	0	2548	1567	1424	1304	1159	1043	979
Total Gas Wells	18.24	0	483	0	1.75	0	46	0	1.38	0	30	0	7607	4487	4074	3734	3325	3004	2826
Oil Wells																			
00/12-27-047-06W5/0	0.03	2	1	0	0.00	0	0	0	0.00	0	0	0	16	15	14	14	13	13	13
00/14-09-049-06W5/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-1	-1	-1	-1	-1	-1	-1
00/08-16-049-06W5/0	0.02	35	1	0	0.01	17	0	0	0.01	17	0	0	307	186	168	154	137	123	115
00/14-16-049-06W5/0	0.01	23	1	0	0.01	11	0	0	0.00	11	0	0	196	134	124	115	105	96	90
00/16-16-049-06W5/0	0.02	60	1	0	0.01	30	1	0	0.01	29	0	0	712	399	358	326	287	257	240
00/06-34-050-10W5/0	0.00	2	0	0	0.00	1	0	0	0.00	1	0	0	5	5	5	5	5	4	4
Pembina Bear Lake Cardium Unit No. 1	0.68	1380	71	0	0.05	108	5	0	0.04	103	4	0	2121	1092	971	874	762	676	630
Pembina Cardium Unit No. 4	0.36	509	8	0	0.02	24	0	0	0.01	23	0	0	544	286	253	227	197	174	162
Pembina Cardium Unit No. 8	0.14	260	11	0	0.01	26	1	0	0.01	25	1	0	560	340	309	283	252	227	214
Total Oil Wells	1.25	2271	94	0	0.11	216	8	0	0.08	209	6	0	4460	2455	2202	1998	1756	1570	1468

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Total Pembina - Minor Entities (Divest Entit	19.49	2271	576	0	1.86	216	55	0	1.46	209	36	0	12067	6942	6276	5732	5081	4574	4293
Pembina F																			
Pembina F Lease Oil WC 0-50%	0.14	319	15	0	0.14	319	15	0	0.09	305	10	0	11511	6925	6253	5692	5011	4473	4175
Pembina F Lease Oil WC 55-80%	0.04	114	5	0	0.04	114	5	0	0.03	108	3	0	4366	2544	2283	2066	1806	1602	1490
Pembina F Lease Oil WC 82-90%	0.02	40	2	0	0.02	40	2	0	0.01	38	1	0	1343	1028	969	916	844	783	746
Pembina P Lease Oil Producers	0.00	40	1	0	0.00	40	1	0	0.00	38	0	0	1525	1004	921	850	762	691	651
Project No. 6 Oil Producers	0.04	53	4	0	0.04	53	4	0	0.02	52	3	0	1927	1407	1313	1230	1122	1030	976
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-2870	-1640	-1463	-1316	-1140	-1002	-927
Total Pembina F	0.24	567	26	0	0.24	567	26	0	0.15	542	17	0	17802	11268	10276	9438	8405	7577	7111
Pinto Unit & Non-Unit																			
Pinto Non-Unit																			
31/05-14-001-04W2/0	0.02	7	0	0	0.00	1	0	0	0.00	1	0	0	15	13	12	12	11	10	10
40/07-14-001-04W2/0	0.00	3	0	0	0.00	0	0	0	0.00	0	0	0	5	5	4	4	4	4	4
21/01-23-001-04W2/0	0.03	40	0	0	0.00	3	0	0	0.00	3	0	0	90	53	48	44	39	35	32
21/05-24-001-04W2/0	0.01	4	0	0	0.00	0	0	0	0.00	0	0	0	8	7	6	6	6	6	6
Total Pinto Non-Unit	0.05	53	0	0	0.00	4	0	0	0.00	4	0	0	118	77	71	66	60	55	52
Pinto Voluntary Unit No. 2																			
01/14-07-001-04W2/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
41/14-17-001-04W2/0	0.04	9	0	0	0.00	1	0	0	0.00	1	0	0	21	16	15	14	13	12	11
31/04-18-001-04W2/0	0.02	16	0	0	0.00	1	0	0	0.00	1	0	0	34	24	22	21	19	17	16
41/06-18-001-04W2/0	0.01	4	0	0	0.00	0	0	0	0.00	0	0	0	6	5	5	4	4	4	4
11/12-18-001-04W2/0	0.01	2	0	0	0.00	0	0	0	0.00	0	0	0	4	4	4	4	3	3	3
01/14-18-001-04W2/0	0.01	5	0	0	0.00	0	0	0	0.00	0	0	0	9	7	7	7	6	6	6
01/16-18-001-04W2/0	0.01	6	0	0	0.00	0	0	0	0.00	0	0	0	11	9	8	8	8	7	7
31/04-19-001-04W2/0	0.01	6	0	0	0.00	0	0	0	0.00	0	0	0	8	6	6	6	5	5	5
21/06-19-001-04W2/0	0.00	2	0	0	0.00	0	0	0	0.00	0	0	0	3	3	2	2	2	2	2
01/08-19-001-04W2/0	0.02	8	0	0	0.00	1	0	0	0.00	1	0	0	16	12	12	11	10	9	9
11/12-19-001-04W2/0	0.01	14	0	0	0.00	1	0	0	0.00	1	0	0	28	19	18	17	15	14	13

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Gross Lease Reserves Oil Mbbl	Gross Lease Reserves NGL Mbbl	Gross Lease Reserves Sulphur Mlt	Company Interest Reserves Gas Bcf	Company Interest Reserves Oil Mbbl	Company Interest Reserves NGL Mbbl	Company Interest Reserves Sulphur Mlt	Net Interest Reserves Gas Bcf	Net Interest Reserves Oil Mbbl	Net Interest Reserves NGL Mbbl	Net Interest Reserves Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
21/14-19-001-04W2/0	0.01	6	0	0	0.00	0	0	0	0.00	0	0	0	10	8	7	7	6	6	6
11/04-20-001-04W2/0	0.03	25	0	0	0.00	2	0	0	0.00	2	0	0	55	33	30	27	24	22	21
31/12-20-001-04W2/0	0.01	16	0	0	0.00	1	0	0	0.00	1	0	0	33	22	21	19	17	16	15
01/14-20-001-04W2/0	0.01	15	0	0	0.00	1	0	0	0.00	1	0	0	30	20	18	17	15	14	13
20/03-28-001-04W2/0	0.01	7	0	0	0.00	1	0	0	0.00	1	0	0	10	7	7	6	6	6	5
01/05-28-001-04W2/0	0.01	16	0	0	0.00	1	0	0	0.00	1	0	0	31	20	19	17	16	14	13
41/04-29-001-04W2/0	0.01	6	0	0	0.00	0	0	0	0.00	0	0	0	10	8	7	7	7	6	6
01/12-29-001-04W2/0	0.01	30	0	0	0.00	2	0	0	0.00	2	0	0	68	41	37	34	30	27	26
01/08-12-001-05W2/0	0.02	12	0	0	0.00	1	0	0	0.00	1	0	0	24	16	15	14	12	11	11
01/16-12-001-05W2/0	0.01	8	0	0	0.00	1	0	0	0.00	1	0	0	14	11	11	10	9	9	8
41/02-13-001-05W2/0	0.00	7	0	0	0.00	1	0	0	0.00	1	0	0	12	9	9	8	8	7	7
41/04-13-001-05W2/0	0.01	3	0	0	0.00	0	0	0	0.00	0	0	0	4	3	3	3	3	3	3
31/06-13-001-05W2/0	0.00	1	0	0	0.00	0	0	0	0.00	0	0	0	1	1	1	1	1	1	1
21/08-13-001-05W2/0	0.00	6	0	0	0.00	0	0	0	0.00	0	0	0	10	8	7	7	7	6	6
Lower Rate Wells (<2bbl/cd)	0.05	25	0	0	0.00	2	0	0	0.00	2	0	0	33	28	27	26	25	24	23
Total Pinto Voluntary Unit No. 2	0.33	258	0	0	0.02	19	0	0	0.02	19	0	0	485	342	319	299	274	253	241
Total Pinto Unit & Non-Unit	0.38	311	0	0	0.03	24	0	0	0.03	23	0	0	603	419	390	365	334	308	293
Pipestone																			
00/01-29-047-26W4/0	0.06	0	0	0	0.02	0	0	0	0.01	0	0	0	73	68	67	66	65	64	63
00/01-29-047-26W4/2	0.73	0	0	0	0.18	0	0	0	0.15	0	0	0	753	454	406	364	312	270	246
Total Pipestone	0.79	0	0	0	0.20	0	0	0	0.16	0	0	0	826	523	473	431	377	334	309
Pouce Coupe South Boundary A Unit																			
Pouce Coupe South Boundary A Unit	0.00	349	0	0	0.00	83	0	0	0.00	69	0	0	2131	1039	912	812	696	610	563
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-292	-128	-111	-97	-82	-70	-64
Total Pouce Coupe South Boundary A Unit	0.00	349	0	0	0.00	83	0	0	0.00	69	0	0	1839	911	801	715	615	539	499
Pouce Coupe South Boundary B Pool Unit																			
Pouce Coupe South Boundary B Unit	3.21	3892	274	0	0.67	809	57	0	0.47	761	39	0	31838	14135	12308	10895	9295	8111	7481

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves Gas Bcf	Gross Lease Reserves Oil Mbbl	Gross Lease Reserves NGL Mbbl	Gross Lease Reserves Sulphur Mlt	Company Interest Reserves Gas Bcf	Company Interest Reserves Oil Mbbl	Company Interest Reserves NGL Mbbl	Company Interest Reserves Sulphur Mlt	Net Interest Reserves Gas Bcf	Net Interest Reserves Oil Mbbl	Net Interest Reserves NGL Mbbl	Net Interest Reserves Sulphur Mlt	Before Income Tax Discounted Present Value M$ 0%	8%	10%	12%	15%	18%	20%
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-6037	-2436	-2090	-1827	-1536	-1325	-1214
Total Pouce Coupe South Boundary B Pool Unit	3.21	3892	274	0	0.67	809	57	0	0.47	761	39	0	25801	11699	10219	9068	7759	6786	6267
Pouce Coupe South Non-Unit																			
Boundary Gas																			
00/08-08-077-11W6/0	1.24	0	0	0	0.97	0	0	0	0.62	0	0	0	2673	2011	1895	1792	1658	1545	1479
00/06-14-077-11W6/0	1.92	0	0	0	0.00	0	0	0	0.00	0	0	0	18	13	12	11	10	9	9
00/01-16-077-11W6/0	0.70	0	0	0	0.10	0	0	0	0.07	0	0	0	332	257	243	230	214	200	192
02/11-20-077-11W6/0	1.50	0	0	0	0.29	0	0	0	0.22	0	0	0	976	696	649	609	558	515	491
00/08-21-077-11W6/2	1.13	0	0	0	0.19	0	0	0	0.13	0	0	0	578	462	440	421	395	372	359
02/09-22-077-11W6/0	0.23	0	0	0	0.05	0	0	0	0.04	0	0	0	186	162	157	152	145	139	136
02/09-22-077-11W6/2	0.20	0	0	0	0.05	0	0	0	0.04	0	0	0	159	133	127	123	116	110	106
00/04-08-078-12W6/0	0.19	0	0	0	0.03	0	0	0	0.02	0	0	0	110	99	97	94	91	89	87
00/04-08-078-12W6/2	0.33	0	0	0	0.04	0	0	0	0.04	0	0	0	174	147	142	137	130	124	121
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	790	594	561	531	492	460	441
Total Boundary Gas	7.44	0	0	0	1.72	0	0	0	1.19	0	0	0	5995	4572	4321	4099	3810	3564	3419
Boundary Oil																			
X0/06-08-077-11W6/BL	0.00	93	0	0	0.00	55	0	0	0.00	46	0	0	1200	543	450	373	281	210	172
02/08-08-077-11W6/0	0.00	29	0	0	0.00	23	0	0	0.00	20	0	0	681	569	547	527	499	474	459
00/14-08-077-11W6/0	0.15	38	0	0	0.06	15	0	0	0.04	15	0	0	435	227	200	178	153	133	123
00/04-28-077-11W6/0	0.06	51	0	0	0.01	12	0	0	0.01	11	0	0	382	248	227	209	186	167	157
00/08-30-077-11W6/0	0.03	9	0	0	0.01	2	0	0	0.00	2	0	0	41	33	31	30	27	26	24
00/14-09-078-12W6/0	0.00	47	0	0	0.00	24	0	0	0.00	23	0	0	712	479	442	410	369	336	317
00/16-09-078-12W6/0	0.00	81	0	0	0.00	41	0	0	0.00	38	0	0	1296	776	702	641	567	509	477
00/14-10-078-12W6/0	0.00	24	0	0	0.00	12	0	0	0.00	11	0	0	356	287	273	261	245	230	222
00/16-11-078-12W6/0	0.00	20	0	0	0.00	5	0	0	0.00	5	0	0	150	123	117	113	106	100	97
00/09-21-078-12W6/0	0.04	74	0	0	0.00	7	0	0	0.00	6	0	0	208	112	99	90	78	69	64
00/16-24-078-13W6/0	0.00	4	0	0	0.00	2	0	0	0.00	2	0	0	22	20	19	19	18	18	17
Total Boundary Oil	0.29	470	0	0	0.09	197	0	0	0.05	178	0	0	5483	3417	3109	2849	2529	2272	2128
Total Pouce Coupe South Non-Unit	7.73	470	0	0	1.81	197	0	0	1.24	178	0	0	11477	7989	7430	6948	6339	5836	5547

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Progress Non-Unit																			
00/06-31-077-08W6/0	0.55	0	15	0	0.14	0	4	0	0.12	0	3	0	478	357	336	317	293	273	261
00/06-10-077-09W6/0	0.48	0	12	0	0.02	0	0	0	0.02	0	0	0	109	84	80	76	71	66	63
Total Progress Non-Unit	1.03	0	26	0	0.15	0	4	0	0.13	0	3	0	587	441	416	393	364	339	325
Queensdale (Divest)																			
91/02-01-007-01W2/0	0.00	3	0	0	0.00	2	0	0	0.00	2	0	0	34	31	31	30	29	29	28
91/08-01-007-01W2/0	0.00	7	0	0	0.00	3	0	0	0.00	3	0	0	78	69	67	65	63	60	59
91/10-01-007-01W2/0	0.00	8	0	0	0.00	4	0	0	0.00	4	0	0	82	68	66	63	60	57	55
Total Queensdale (Divest)	0.01	19	0	0	0.01	9	0	0	0.00	8	0	0	194	169	163	159	152	146	142
Rapdan Unit																			
INFILL WELLS - 1	0.00	200	0	0	0.00	10	0	0	0.00	7	0	0	103	72	66	61	55	49	46
INFILL WELLS - 2	0.00	200	0	0	0.00	10	0	0	0.00	7	0	0	81	47	41	35	29	23	20
POLYMER FLOOD	0.00	726	0	0	0.00	35	0	0	0.00	28	0	0	409	239	216	198	175	158	149
REST OF UNIT - NORTH	0.00	476	0	0	0.00	23	0	0	0.00	22	0	0	251	140	125	114	100	89	83
REST OF UNIT - SOUTH	0.00	799	0	0	0.00	39	0	0	0.00	28	0	0	450	233	209	190	168	151	142
WATERFLOOD 1	0.00	354	0	0	0.00	17	0	0	0.00	14	0	0	197	112	100	91	80	71	66
WATERFLOOD 2	0.00	1151	0	0	0.00	56	0	0	0.00	42	0	0	642	257	224	199	171	151	140
Total Rapdan Unit	0.00	3907	0	0	0.00	190	0	0	0.00	150	0	0	2133	1099	982	888	778	693	646
Ronalane																			
02/10-08-013-12W4/0	0.00	6	0	0	0.00	4	0	0	0.00	4	0	0	61	53	52	50	48	46	45
00/16-08-013-12W4/0	0.00	17	0	0	0.00	10	0	0	0.00	10	0	0	193	144	136	128	118	109	104
02/16-08-013-12W4/0	0.00	5	0	0	0.00	3	0	0	0.00	3	0	0	50	46	45	44	43	41	41
02/03-16-013-12W4/0	0.00	5	0	0	0.00	2	0	0	0.00	2	0	0	30	27	27	26	25	25	24
00/04-16-013-12W4/0	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	0	0	0	0	0	0	0
00/06-16-013-12W4/0	0.00	11	0	0	0.00	4	0	0	0.00	4	0	0	42	36	34	33	31	30	29
Total Ronalane	0.00	44	0	0	0.00	23	0	0	0.00	22	0	0	377	307	293	281	265	251	243

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Sinclair																			
00/14-04-072-11W6/(2,3)	1.98	0	14	0	0.99	0	7	0	0.76	0	5	0	4456	2705	2463	2263	2021	1830	1723
00/01-15-072-11W6/0	0.81	0	6	0	0.20	0	1	0	0.17	0	1	0	950	660	613	572	520	478	454
00/06-15-072-11W6/(0,2)	0.98	0	7	0	0.25	0	2	0	0.20	0	1	0	1132	788	732	684	624	574	545
00/06-20-072-11W6/0	0.42	0	3	0	0.20	0	1	0	0.16	0	1	0	924	737	702	670	627	589	567
00/08-23-073-13W6/(2,3)	0.68	0	5	0	0.02	0	0	0	0.02	0	0	0	100	69	64	60	54	50	47
Total Sinclair	4.88	0	35	0	1.66	0	12	0	1.30	0	8	0	7562	4959	4574	4248	3846	3521	3336
South Elkton Unit No. 1																			
00/06-02-031-04W5/0	1.92	0	24	0	0.03	0	0	0	0.02	0	0	0	108	78	73	68	63	58	55
0/07-03 Workover	0.36	0	5	0	0.01	0	0	0	0.00	0	0	0	19	17	16	16	15	15	14
Other Revenue and Expenses	0.00	0	0	0	0.00	0	0	0	0.00	0	0	0	-13	-8	-7	-6	-5	-5	-4
Total South Elkton Unit No. 1	2.28	0	28	0	0.03	0	0	0	0.02	0	0	0	114	87	82	78	73	68	65
Wembley Prospect (Divest Entities)																			
Wembley Gas																			
00/14-28-073-06W6/0	0.54	0	21	0	0.27	0	10	0	0.22	0	7	0	1189	936	889	847	791	742	713
00/14-28-073-06W6/2	0.13	0	5	0	0.07	0	3	0	0.06	0	2	0	282	251	245	238	229	221	216
00/12-33-073-06W6/0	0.49	0	19	0	0.24	0	9	0	0.19	0	6	0	1172	983	945	910	863	820	795
Total Wembley Gas	1.16	0	45	0	0.58	0	22	0	0.47	0	15	0	2643	2171	2079	1996	1883	1783	1723
Wembley Oil																			
00/08-08-072-07W6/0	0.06	11	1	0	0.03	5	1	0	0.02	5	0	0	166	140	135	130	123	117	114
00/16-08-072-07W6/0	0.01	1	0	0	0.00	0	0	0	0.00	0	0	0	6	6	6	6	6	5	5
00/14-09-072-07W6/0	0.09	26	2	0	0.07	20	1	0	0.05	18	1	0	813	698	675	653	623	596	580
00/16-09-072-07W6/0	0.04	12	1	0	0.03	9	1	0	0.02	9	0	0	222	189	182	176	167	159	155
00/14-10-072-07W6/0	0.05	14	1	0	0.01	3	0	0	0.01	3	0	0	89	73	70	67	63	60	57
Total Wembley Oil	0.25	63	5	0	0.15	38	3	0	0.10	35	2	0	1296	1106	1067	1031	982	938	911

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Reserves and Present Value Summary

Entity Description	Gross Lease Reserves				Company Interest Reserves				Net Interest Reserves				Before Income Tax Discounted Present Value M$						
	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	Gas Bcf	Oil Mbbl	NGL Mbbl	Sulphur Mlt	0%	8%	10%	12%	15%	18%	20%
Total Wembley Prospect (Divest Entities)	1.41	63	50	0	0.73	38	25	0	0.57	35	17	0	3939	3277	3146	3027	2865	2721	2634
Divestiture Package	357.96	36508	15055	353	42.11	3195	781	73	32.99	2908	579	61	232182	149523	137751	127841	115598	105697	100082

p:/s1036028/rems/econ/Posted_2003-Mar-31_Constant/ARC_Resources_Ltd./_Corporate_RC09_rpv.htm

Economic Forecast

Company: **ARC RESOURCES LTD.**
Property: **Corporate**
Description: **Divestiture Package**

Reserve Class: **Proved**
Development Class: **Producing**
Pricing: **Posted (2003-Mar-31) Constant**
Effective Date: **January 01, 2003**
LOOK AHEAD ANALYSIS at July 1, 2003

PRODUCTION FORECAST

	Gross Wells		Oil Production					Total Gas Production					Condensate Production				
Year	Oil	Gas	Gross Daily Stb	Compny Daily Stb	Compny Yearly Mstb	Net Yearly Mstb	Price $/Bbl	Gross Daily Mcf	Compny Daily Mcf	Compny Yearly Mmcf	Net Yearly Mmcf	Price $/Mcf	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	464	286	7941	731	133	119	46.43	125581	16596	3029	2285	5.93	1926	113	20665	15036	48.33
2004	461	278	6865	643	235	212	46.48	101523	12415	4531	3435	5.99	1598	93	33935	24767	48.31
2005	451	265	5971	564	206	188	46.56	83253	9489	3464	2648	6.01	1336	77	28221	20632	48.29
2006	431	252	5233	504	184	169	46.64	69540	7633	2786	2150	6.01	1126	64	23314	17085	48.26
2007	393	283	4570	451	165	152	46.65	58810	6312	2304	1797	6.01	952	54	19759	14500	48.23
2008	370	270	4024	401	146	136	46.66	49841	5122	1869	1472	6.01	811	46	16639	12240	48.21
2009	347	262	3607	361	132	123	46.67	42991	4373	1596	1268	6.01	702	39	14370	10574	48.20
2010	323	207	3268	315	115	107	46.68	37085	3677	1342	1075	6.01	611	33	12149	8934	48.19
2011	305	201	2940	273	100	93	46.67	32148	3102	1132	914	6.00	531	28	10105	7432	48.17
2012	283	193	2646	243	89	83	46.77	28043	2666	973	792	6.00	464	24	8711	6402	48.16
2013	262	180	2286	221	81	76	46.84	24461	2238	817	669	5.99	407	20	7401	5421	48.14
2014	218	164	1875	199	73	68	46.97	20768	1707	623	515	5.98	350	15	5402	3891	48.13
Sub.	359	237	4109	395	1657	1525	46.63	53152	5829	24467	19021	5.99	856	48	200671	146913	48.25
Rem.	46	39	349	32	442	414	46.66	2832	206	2826	2363	6.02	42	2	21808	15256	48.21
Tot.	**121**	**86**	**1231**	**117**	**2099**	**1939**	**46.64**	**14642**	**1526**	**27293**	**21384**	**6.00**	**233**	**12**	**222479**	**162169**	**48.24**

	Butane Production					Propane Production					Ethane Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	1499	75	13642	10121	35.27	2092	78	14210	10421	31.86	5	1	245	195	18.39
2004	1206	61	22109	16446	35.25	1688	63	22842	16786	31.80	4	1	418	332	18.37
2005	976	50	18147	13529	35.22	1372	51	18608	13696	31.72	3	1	358	284	18.36
2006	802	41	14935	11159	35.19	1130	42	15238	11233	31.62	3	1	306	243	18.35
2007	653	34	12451	9325	35.15	924	34	12589	9297	31.52	2	1	266	211	18.33
2008	542	29	10460	7850	35.14	768	29	10502	7768	31.44	2	1	231	184	18.32
2009	460	25	9018	6772	35.11	654	25	9040	6686	31.36	2	1	202	160	18.30
2010	398	21	7677	5762	35.06	568	21	7707	5695	31.33	2	0	166	132	18.27
2011	343	18	6429	4827	35.05	490	18	6442	4763	31.36	1	0	140	111	18.26
2012	296	15	5520	4145	34.98	424	15	5519	4080	31.25	1	0	118	94	18.26
2013	259	13	4717	3538	34.91	372	13	4739	3498	31.11	1	0	98	78	18.23
2014	223	10	3592	2676	34.79	322	10	3767	2772	30.80	1	0	70	56	18.18
Sub.	601	31	128696	96149	35.15	849	31	131204	96694	31.56	2	1	2618	2081	18.33
Rem.	27	1	17011	12415	34.74	39	1	18505	13382	30.79	0	0	252	201	18.42
Tot.	**161**	**8**	**145707**	**108564**	**35.11**	**229**	**8**	**149708**	**110077**	**31.47**	**1**	**0**	**2870**	**2282**	**18.34**

	Total NGL Production					Sulphur Production					Total Oil Equiv. Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Lt	Compny Daily Lt	Compny Yearly Lt	Net Yearly Lt	Price $/Lt	Gross Daily Stb	Compny Daily Stb	Compny Yearly Mstb	Net Yearly Mstb	Price $/BOE
2003	5522	267	48762	35773	39.73	11	4	734	612	22.88	34393	3764	687	536	38.02
2004	4496	217	79303	58331	39.76	9	3	1273	1061	22.81	28282	2929	1069	842	38.54
2005	3688	179	65333	48141	39.77	8	3	1098	915	22.68	23534	2325	849	677	38.92
2006	3060	147	53793	39720	39.75	7	3	963	802	22.60	19883	1923	702	567	39.13
2007	2532	123	45065	33333	39.77	6	2	855	712	22.56	16904	1626	594	485	39.31
2008	2123	104	37832	28041	39.76	6	2	761	634	22.50	14454	1358	496	409	39.51
2009	1818	89	32630	24193	39.73	5	2	688	573	22.50	12590	1179	430	358	39.63
2010	1578	76	27700	20522	39.68	5	2	625	521	22.50	11027	1004	366	307	39.70
2011	1366	63	23116	17133	39.65	3	1	478	398	22.50	9664	853	311	262	39.72
2012	1186	54	19868	14721	39.62	3	1	428	356	22.50	8506	742	271	230	39.83
2013	1039	46	16955	12534	39.53	2	1	358	299	22.50	7402	641	234	200	40.02
2014	896	35	12831	9394	39.14	0	0	0	0	22.50	6232	519	189	163	40.36
Sub.	2308	110	463189	341837	39.71	5	2	8261	6884	22.62	15276	1477	6198	5036	39.12
Rem.	107	4	57575	41255	38.50	0	0	0	0	0.00	928	71	970	849	41.05
Tot.	**624**	**29**	**520763**	**383092**	**39.58**	**1**	**0**	**8261**	**6884**	**22.62**	**4296**	**401**	**7169**	**5886**	**39.38**

REVENUE AND EXPENSE FORECAST

Year	Revenue Before Burdens: Working Interest Oil M$	Working Interest Gas M$	Working Interest NGL+Sul M$	Working Interest Total M$	Royalty Interest M$	Company Total M$	Royalty Burdens Pre-Processing: Crown M$	Royalty Burdens Pre-Processing: Other M$	Gas Processing Allowance: Crown M$	Gas Processing Allowance: Other M$	Total Royalty After Process. M$	Net Revenue After Royalty M$	Operating Expenses: Fixed M$	Operating Expenses: Variable M$	Operating Expenses: Total M$
2003	6169	17570	1946	25684	430	26114	5316	352	292	-27	5403	20711	2826	2718	5544
2004	10863	26602	3168	40633	576	41209	7981	582	438	-38	8163	33046	5573	4052	9625
2005	9556	20460	2613	32629	402	33030	6025	486	340	-30	6202	26828	5404	2990	8394
2006	8546	16454	2151	27151	318	27469	4734	413	262	-10	4895	22575	4998	2365	7363
2007	7652	13622	1805	23078	256	23334	3782	355	213	-8	3932	19402	4669	1944	6613
2008	6808	11054	1515	19377	208	19586	2992	302	173	-6	3127	16459	4157	1561	5718
2009	6130	9449	1307	16886	169	17055	2492	262	145	-4	2613	14441	3871	1359	5230
2010	5348	7944	1109	14401	140	14541	2054	222	116	-4	2164	12377	3519	1145	4664
2011	4635	6693	924	12252	118	12370	1688	189	82	-3	1797	10573	3198	963	4161
2012	4140	5758	794	10691	97	10788	1421	153	70	-2	1507	9282	2990	833	3824
2013	3776	4835	676	9287	74	9361	1195	118	58	-3	1258	8103	2726	707	3433
2014	3408	3676	500	7585	58	7643	906	97	41	-3	965	6678	2217	535	2753
Sub.	77031	144117	18507	239655	2845	242500	40587	3532	2231	-138	42026	200474	46148	21174	67322
Rem.	20597	16887	2208	39693	144	39836	4136	599	160	-1	4575	35261	13955	2618	16573
Tot.	**97629**	**161004**	**20715**	**279348**	**2989**	**282337**	**44723**	**4131**	**2391**	**-139**	**46602**	**235735**	**60103**	**23792**	**83895**
Disc	52606	102425	12919	167949	2062	170011	29314	2469	1610	-108	30281	139730	30583	15173	45756

Year	Other Expenses: Mineral Tax M$	Other Expenses: Capital Tax M$	Other Expenses: NPI Payment M$	Net Prod'n Revenue M$	Other Income: Other M$	Other Income: ARTC M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment: Dev. M$	Net Capital Investment: Plant M$	Net Capital Investment: Tang. M$	Net Capital Investment: Total M$	Before Tax Cash Flow: Annual M$	Before Tax Cash Flow: Cum. M$	Before Tax Cash Flow: 12% Dcf M$
2003	49	0	-77	15195	136	0	0	15331	46	22	30	99	15233	15233	14807
2004	73	0	-80	23428	229	0	0	23657	39	18	55	113	23544	38777	35829
2005	56	0	-47	18424	182	0	0	18606	39	55	309	404	18202	56978	50339
2006	48	0	-15	15178	146	0	0	15324	39	55	35	129	15195	72173	61154
2007	36	0	-6	12760	116	0	0	12875	39	189	59	288	12588	84761	69154
2008	28	0	-2	10715	92	0	0	10807	33	0	214	247	10560	95321	75146
2009	23	0	2	9186	76	0	0	9262	33	0	15	48	9215	104535	79814
2010	19	0	5	7689	62	0	0	7750	33	0	98	131	7619	112155	83261
2011	15	0	7	6389	49	0	0	6438	33	0	0	33	6405	118560	85848
2012	12	0	9	5437	39	0	0	5477	33	53	12	98	5378	123938	87787
2013	10	0	14	4646	30	0	0	4676	27	0	21	47	4629	128567	89278
2014	8	0	20	3897	24	0	0	3921	27	0	104	131	3791	132358	90367
Sub.	375	0	-169	132946	1180	0	0	134126	423	393	952	1768	132358	132358	90367
Rem.	35	0	350	18303	102	0	0	18405	214	0	129	343	18062	150420	93512
Tot.	**410**	**0**	**182**	**151249**	**1283**	**0**	**0**	**152531**	**637**	**393**	**1081**	**2111**	**150420**	**150420**	**93512**
Disc	272	0	-138	93839	846	0	0	94685	295	261	618	1174	93512	93512	93512

RESERVE SUMMARY

Product	Units	Remaining Reserves at July 1, 2003 Gross	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents BOE Factor	Company Mstb	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Oil	Mstb	22023	2093	6	2099	1939	1.000	2099	29	38.5	7.9	5.4
Solution Gas	Mmcf	10707	1406	5	1411	986	6.000	235	3	34.5	6.4	4.7
Residue Gas	Mmcf	251164	25414	468	25882	20398	6.000	4314	60	49.0	4.4	3.4
Total Gas	Mmcf	261871	26820	473	27293	21384	6.000	4549	63	49.0	4.5	3.4
	MMMBtu	270631	28733	0	29191	22816				49.0	4.5	3.4
Condensate	Mstb	4169	222	1	222	162	1.000	222	3	34.5	5.4	3.8
Butane	Mstb	2887	145	0	146	109	1.000	146	2	34.5	5.3	3.8
Propane	Mstb	4093	149	1	150	110	1.000	150	2	34.5	5.3	3.8
Ethane	Mstb	10	3	0	3	2	1.000	3	0	27.5	5.8	3.9
Total NGL	Mstb	11158	519	2	521	383	1.000	521	7	34.5	5.3	3.8
Total Oil+NGL	Mstb	33181	2612	8	2620	2322	1.000	2620	37	38.5	7.2	5.0
Sulphur	Mlt	22	8	0	8	7	0.000	0	0	11.5	5.6	3.6
Total Oil Eq.	Mstb	76827	7082	87	7169	5886		7169	100	49.0	5.2	4.0

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties Undisc M$	% of Total	12% Disc M$	% of Total
Oil	$/Stb	49.56	-3.13	46.43	4.97	13.53	0.16	27.78	90567	38	48461	35
Solution Gas	$/Mcf	5.92	0.31	6.23	1.85	1.17	0.01	3.20	6197	3	3517	3
Residue Gas	$/Mcf	5.92	0.00	5.92	1.47	1.11	0.01	3.33	123389	52	77993	56
Total Gas	$/Mcf	5.92	0.01	5.93	1.48	1.11	0.01	3.33	129586	55	81511	58
Condensate	$/Stb	50.06	-1.73	48.33	12.91	9.07	0.03	26.31	8033	3	5056	4
Butane	$/Stb	37.81	-2.54	35.27	9.19	6.62	0.11	19.36	3865	2	2402	2
Propane	$/Stb	34.81	-2.95	31.86	8.69	5.98	0.14	17.05	3483	1	2168	2
Ethane	$/Stb	20.47	-2.08	18.39	3.75	3.45	0.00	11.18	43	0	27	0
Total NGL	$/Stb	42.04	-2.31	39.73	10.59	7.46	0.09	21.59	15424	7	9653	7
Total Oil+NGL	$/Stb	47.55	-2.91	44.64	6.47	11.90	0.14	26.12	105991	45	58114	42
Sulphur	$/Lt	20.96	1.92	22.88	3.81	4.29	0.00	14.77	159	0	105	0
Total Oil Eq.	$/BOE	38.73	-0.71	38.02	8.25	8.07	0.07	21.62	235735	100	139730	100

INTEREST AND NET PRESENT VALUE SUMMARY

Revenue Interests and Burdens (%)

	Initial	Average
Working Interest	10.5441	9.2340
Capital Interest	3.0404	5.5820
Royalty Interest	0.1766	0.0988
Crown Royalty	20.6993	16.0097
Non-crown Royalty	1.3716	1.4787
Mineral Tax	0.1901	0.1469
NPI Payment	0.5004	0.9172
NPI Interest	0.1047	0.0740

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/BOE
0.0	151249	152531	2111	150420	20.98
8.0	106846	107796	1379	106418	14.84
10.0	99859	100753	1268	99485	13.88
12.0	93839	94685	1174	93512	13.04
15.0	86228	87012	1056	85956	11.99
18.0	79928	80659	960	79699	11.12
20.0	76298	76998	906	76093	10.61

Project.......1036028
Entity.......Divestiture Package (Proved Producing)
Run date....Thu Jun 19 2003 09:26:07
Evaluator...Willmon, James H.

Economic Forecast

Company:	**ARC RESOURCES LTD.**	Reserve Class:	**Proved**
Property:	**Corporate**	Development Class:	**Total**
Description:	**Divestiture Package**	Pricing:	**Posted (2003-Mar-31) Constant**
		Effective Date:	**January 01, 2003**
		LOOK AHEAD ANALYSIS at July 1, 2003	

PRODUCTION FORECAST

	Gross Wells		Oil Production					Total Gas Production					Condensate Production				
Year	Oil	Gas	Gross Daily Stb	Compny Daily Stb	Compny Yearly Mstb	Net Yearly Mstb	Price $/Bbl	Gross Daily Mcf	Compny Daily Mcf	Compny Yearly Mmcf	Net Yearly Mmcf	Price $/Mcf	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	471	290	8388	746	136	121	46.47	124631	16971	3097	2337	5.94	1779	113	20641	15138	48.29
2004	474	285	7805	677	247	222	46.57	102370	13222	4826	3656	6.00	1521	99	36254	26754	48.27
2005	470	273	7184	605	221	199	46.69	85649	10535	3845	2934	6.01	1322	91	33290	24686	48.20
2006	450	261	6472	545	199	181	46.79	72586	8788	3208	2467	5.98	1129	79	28656	21399	48.14
2007	412	292	5444	480	175	161	46.76	63276	7286	2659	2067	5.99	1115	71	25977	19287	48.19
2008	388	278	4600	420	153	142	46.74	53061	5858	2138	1678	5.99	915	58	21291	15869	48.15
2009	364	270	3997	374	137	127	46.72	45444	4958	1810	1434	5.99	772	49	18034	13456	48.13
2010	340	215	3566	325	119	110	46.72	39227	4191	1530	1222	5.98	663	41	15115	11274	48.12
2011	322	209	3186	281	103	96	46.71	33890	3524	1286	1037	5.97	572	34	12592	9400	48.10
2012	300	201	2845	250	91	85	46.80	29296	2969	1084	880	5.97	494	29	10599	7904	48.08
2013	283	180	2452	227	83	78	46.87	25327	2458	897	733	5.96	429	24	8839	6576	48.05
2014	234	169	2021	204	75	70	46.99	21674	1926	703	579	5.95	371	19	6812	5013	48.05
Sub.	376	243	4675	414	1739	1591	46.71	55140	6452	27083	21026	5.98	886	57	238101	176755	48.18
Rem.	50	39	372	33	451	422	46.67	2870	213	2921	2438	6.01	43	2	23254	16389	48.18
Tot.	**128**	**88**	**1382**	**122**	**2189**	**2013**	**46.70**	**15138**	**1678**	**30004**	**23463**	**5.98**	**241**	**15**	**261355**	**193145**	**48.18**

	Butane Production					Propane Production					Ethane Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	1208	68	12347	9260	35.24	1736	68	12432	9211	31.73	5	1	271	216	18.40
2004	1024	59	21666	16309	35.30	1472	59	21685	16111	31.75	4	1	515	410	18.39
2005	847	50	18294	13796	35.30	1221	50	18260	13587	31.70	4	1	452	360	18.38
2006	678	40	14738	11144	35.26	980	40	14564	10863	31.57	3	1	378	301	18.37
2007	839	43	15647	11658	35.35	1180	45	16484	12103	31.83	3	1	322	256	18.36
2008	640	34	12317	9222	35.30	904	35	12699	9365	31.68	2	1	277	220	18.34
2009	514	28	10190	7648	35.25	727	28	10368	7662	31.55	2	1	238	189	18.33
2010	433	23	8498	6379	35.19	614	24	8613	6365	31.49	2	1	194	154	18.30
2011	366	19	7051	5298	35.18	521	19	7114	5264	31.50	1	0	164	130	18.29
2012	308	16	5841	4392	35.07	441	16	5854	4335	31.32	1	0	134	106	18.29
2013	264	13	4813	3619	34.95	378	13	4781	3544	31.06	1	0	110	87	18.26
2014	229	10	3825	2856	34.90	331	11	4001	2950	30.91	1	0	81	65	18.22
Sub.	587	32	135227	101581	35.25	838	33	136854	101359	31.61	2	1	3136	2495	18.35
Rem.	27	1	17299	12626	34.76	39	1	18828	13618	30.82	0	0	258	206	18.42
Tot.	**158**	**9**	**152526**	**114208**	**35.19**	**227**	**9**	**155682**	**114977**	**31.52**	**1**	**0**	**3394**	**2701**	**18.36**

	Total NGL Production					Sulphur Production					Total Oil Equiv. Production				
Year	Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Gross Daily Lt	Compny Daily Lt	Compny Yearly Lt	Net Yearly Lt	Price $/Lt	Gross Daily Stb	Compny Daily Stb	Compny Yearly Mstb	Net Yearly Mstb	Price $/BOE
2003	4728	250	45690	33825	40.08	13	5	830	692	22.83	33889	3825	698	544	38.05
2004	4022	220	80120	59584	40.10	12	4	1526	1272	22.76	28889	3100	1132	891	38.63
2005	3393	193	70296	52429	40.36	57	13	4828	3917	22.54	24852	2553	932	741	39.01
2006	2790	160	58336	43707	40.56	80	17	6122	5057	22.52	21360	2170	792	636	39.13
2007	3136	160	58430	43304	39.97	69	14	5156	4295	22.51	19127	1855	677	549	39.28
2008	2462	128	46584	34676	40.09	60	12	4451	3708	22.50	15905	1524	556	456	39.44
2009	2015	106	38830	28955	40.14	52	11	3856	3213	22.50	13585	1307	477	395	39.54
2010	1712	89	32420	24171	40.13	45	9	3346	2788	22.50	11815	1112	406	338	39.56
2011	1460	74	26921	20092	40.15	38	8	2817	2346	22.50	10294	942	344	289	39.59
2012	1245	61	22428	16736	40.14	32	7	2416	2013	22.50	8973	807	294	249	39.73
2013	1072	51	18543	13826	40.09	27	6	2036	1696	22.50	7744	688	251	214	39.94
2014	932	40	14720	10883	39.81	22	4	1495	1245	22.50	6565	566	206	177	40.23
Sub.	2313	122	513317	382190	40.17	43	9	38881	32243	22.53	16179	1612	6766	5478	39.13
Rem.	109	4	59639	42840	38.68	1	0	1540	1283	22.50	959	73	997	871	41.04
Tot.	**626**	**32**	**572956**	**425030**	**40.02**	**11**	**2**	**40421**	**33526**	**22.53**	**4531**	**434**	**7763**	**6349**	**39.37**

REVENUE AND EXPENSE FORECAST

	Revenue Before Burdens						Royalty Burdens Pre-Processing		Gas Processing Allowance		Total Royalty After Process.	Net Revenue After Royalty	Operating Expenses		
	Working Interest														
Year	Oil M$	Gas M$	NGL+Sul M$	Total M$	Royalty Interest M$	Company Total M$	Crown M$	Other M$	Crown M$	Other M$	M$	M$	Fixed M$	Variable M$	Total M$
2003	6302	17983	1842	26127	430	26557	5406	354	298	-27	5489	21068	2864	2806	5670
2004	11468	28418	3231	43117	594	43711	8542	595	472	-40	8705	35006	5749	4386	10135
2005	10271	22725	2931	35927	433	36360	6766	524	394	-27	6923	29437	5658	3430	9088
2006	9279	18878	2492	30649	342	30991	5521	437	321	-9	5646	25345	5332	2806	8138
2007	8174	15704	2442	26319	275	26594	4524	369	268	-9	4634	21960	5096	2295	7391
2008	7149	12625	1961	21736	210	21945	3509	314	213	-6	3616	18329	4392	1840	6232
2009	6360	10690	1640	18690	170	18861	2865	273	176	-4	2965	15896	4082	1584	5666
2010	5525	9023	1372	15920	141	16061	2353	232	142	-3	2446	13615	3713	1334	5047
2011	4783	7578	1140	13501	119	13620	1920	198	103	-3	2017	11603	3394	1122	4516
2012	4261	6387	951	11599	97	11697	1582	161	86	-2	1660	10036	3147	952	4099
2013	3878	5289	787	9954	74	10028	1311	125	70	-3	1368	8660	2858	798	3656
2014	3499	4131	618	8247	59	8306	1017	104	53	-3	1071	7235	2377	623	3000
Sub.	80949	159430	21407	261786	2945	264731	45316	3686	2598	-135	46540	218190	48663	23977	72640
Rem.	21004	17432	2333	40769	149	40918	4276	639	174	0	4741	36176	14318	2721	17039
Tot.	**101953**	**176862**	**23740**	**302556**	**3093**	**305649**	**49593**	**4325**	**2772**	**-136**	**51282**	**254367**	**62981**	**26698**	**89679**
Disc	55327	112290	14559	182176	2136	184312	32394	2574	1842	-106	33232	151080	32114	16987	49101

	Other Expenses			Net Prod'n Revenue	Other Income		Aband. Costs	Oper. Income	Net Capital Investment				Before Tax Cash Flow		
Year	Mineral Tax M$	Capital Tax M$	NPI Payment M$	M$	Other M$	ARTC M$	M$	M$	Dev. M$	Plant M$	Tang. M$	Total M$	Annual M$	Cum. M$	12% Dcf M$
2003	49	0	-77	15426	136	0	0	15563	238	130	68	437	15126	15126	14703
2004	74	0	-80	24877	229	0	0	25106	171	53	100	324	24782	39908	36830
2005	57	0	-47	20339	182	0	0	20520	191	330	460	980	19540	59448	52407
2006	48	0	-15	17173	146	0	0	17319	39	55	35	129	17189	76637	64642
2007	36	0	-6	14539	116	0	0	14654	39	41	59	139	14515	91152	73867
2008	29	0	-2	12071	92	0	0	12163	33	147	219	399	11764	102916	80542
2009	24	0	2	10204	76	0	0	10280	38	0	15	53	10227	113143	85723
2010	19	0	5	8544	62	0	0	8605	33	0	98	131	8474	121617	89556
2011	15	0	7	7065	49	0	0	7113	33	0	0	33	7080	128697	92416
2012	12	0	9	5916	39	0	0	5956	33	53	12	98	5858	134555	94528
2013	10	0	14	4979	30	0	0	5009	27	0	21	47	4962	139517	96126
2014	8	0	20	4207	24	0	0	4231	27	0	104	131	4100	143617	97305
Sub.	380	0	-169	145339	1180	0	0	146520	903	809	1190	2902	143617	143617	97305
Rem.	36	0	350	18752	102	0	0	18854	214	0	129	343	18511	162128	100543
Tot.	**416**	**0**	**182**	**164091**	**1283**	**0**	**0**	**165374**	**1117**	**809**	**1320**	**3245**	**162128**	**162128**	**100543**
Disc	275	0	-138	101841	846	0	0	102688	723	604	818	2145	100543	100543	100543

RESERVE SUMMARY

		Remaining Reserves at July 1, 2003					Oil Equivalents			Reserve Life Indic. (yr)		
Product	Units	Gross	Working Interest	Roy/NPI Interest	Total Company	Net	BOE Factor	Company Mstb	% of Total	Reserve Life	Life Index	Half Life
Oil	Mstb	24712	2183	6	2189	2013	1.000	2189	28	38.5	8.0	5.3
Solution Gas	Mmcf	10695	1461	5	1466	1020	6.000	244	3	34.5	7.4	5.0
Residue Gas	Mmcf	260040	28059	480	28538	22443	6.000	4756	61	49.0	4.8	3.4
Total Gas	Mmcf	270735	29520	485	30004	23463	6.000	5001	64	49.0	4.8	3.5
	MMMBtu	280038	31665	0	32135	25071				49.0	4.8	3.5
Condensate	Mstb	4304	260	1	261	193	1.000	261	3	34.5	6.3	4.0
Butane	Mstb	2832	152	1	153	114	1.000	153	2	34.5	6.2	4.1
Propane	Mstb	4054	155	1	156	115	1.000	156	2	34.5	6.3	4.2
Ethane	Mstb	11	3	0	3	3	1.000	3	0	27.5	6.3	3.7
Total NGL	Mstb	11201	571	2	573	425	1.000	573	7	34.5	6.3	4.0
Total Oil+NGL	Mstb	35913	2754	8	2762	2438	1.000	2762	36	38.5	7.6	4.9
Sulphur	Mlt	191	40	0	40	34	0.000	0	0	13.5	24.3	4.9
Total Oil Eq.	Mstb	81035	7674	89	7763	6349		7763	100	49.0	5.6	4.0

PRODUCT REVENUE AND EXPENSES

		Average First Year Unit Values							Net Revenue After Royalties			
Product	Units	Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Undisc M$	% of Total	12% Disc M$	% of Total
Oil	$/Stb	49.56	-3.09	46.47	5.10	13.35	0.16	27.87	94164	37	50677	34
Solution Gas	$/Mcf	5.92	0.16	6.08	1.81	1.16	0.01	3.10	6397	3	3536	2
Residue Gas	$/Mcf	5.92	0.01	5.93	1.47	1.13	0.01	3.32	135689	53	85712	57
Total Gas	$/Mcf	5.92	0.02	5.94	1.48	1.13	0.01	3.32	142086	56	89248	59
Condensate	$/Stb	50.06	-1.77	48.29	12.65	9.20	0.03	26.40	9559	4	5947	4
Butane	$/Stb	37.81	-2.57	35.24	8.92	6.71	0.12	19.49	4078	2	2503	2
Propane	$/Stb	34.81	-3.08	31.73	8.46	6.04	0.17	17.06	3648	1	2227	1
Ethane	$/Stb	20.47	-2.08	18.40	3.75	3.50	0.00	11.14	51	0	32	0
Total NGL	$/Stb	42.42	-2.35	40.08	10.45	7.63	0.09	21.90	17336	7	10709	7
Total Oil+NGL	$/Stb	47.77	-2.90	44.86	6.45	11.91	0.14	26.37	111500	44	61385	41
Sulphur	$/Lt	21.14	1.69	22.83	3.80	4.35	0.00	14.68	781	0	446	0
Total Oil Eq.	$/BOE	38.73	-0.69	38.05	8.25	8.12	0.07	21.60	254367	100	151080	100

INTEREST AND NET PRESENT VALUE SUMMARY

Revenue Interests and Burdens (%)

	Initial	Average
Working Interest	10.8538	9.4143
Capital Interest	6.7441	5.7970
Royalty Interest	0.1787	0.0962
Crown Royalty	20.6918	16.3913
Non-crown Royalty	1.3559	1.4296
Mineral Tax	0.1869	0.1374
NPI Payment	0.4930	0.8460
NPI Interest	0.1066	0.0691

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/BOE
0.0	164091	165374	3245	162128	20.89
8.0	116055	117005	2397	114607	14.76
10.0	108427	109322	2262	107060	13.79
12.0	101841	102688	2145	100543	12.95
15.0	93495	94279	1995	92284	11.89
18.0	86570	87302	1869	85433	11.01
20.0	82575	83276	1796	81480	10.50

Project.......1036028
Entity.......Divestiture Package (Total Proved)
Run date....Thu Jun 19 2003 09:26:12
Evaluator...Willmon, James H.

Economic Forecast

Company: ARC RESOURCES LTD.
Property: Corporate
Description: Divestiture Package

Reserve Class: Proved Plus Probable
Development Class: Total
Pricing: Posted (2003-Mar-31) Constant
Effective Date: January 01, 2003
LOOK AHEAD ANALYSIS at July 1, 2003

PRODUCTION FORECAST

Year	Gross Wells Oil	Gross Wells Gas	Oil Production Gross Daily Stb	Oil Production Compny Daily Stb	Oil Production Compny Yearly Mstb	Oil Production Net Yearly Mstb	Oil Production Price $/Bbl
2003	471	293	8580	757	138	123	46.48
2004	488	289	9102	761	278	246	46.50
2005	495	282	9733	760	278	245	46.58
2006	483	276	8980	714	261	230	46.74
2007	460	305	7484	625	228	204	46.72
2008	443	295	6340	554	202	183	46.70
2009	411	288	5442	497	181	165	46.67
2010	389	240	4846	451	165	151	46.66
2011	367	231	4232	393	143	132	46.57
2012	351	222	3848	356	130	120	46.62
2013	330	210	3539	322	118	109	46.59
2014	324	205	3233	294	107	100	46.66
Sub.	418	261	6180	531	2229	2007	46.63
Rem.	92	63	752	69	967	901	46.65
Tot.	**170**	**111**	**2000**	**175**	**3195**	**2908**	**46.64**

Year	Total Gas Production Gross Daily Mcf	Compny Daily Mcf	Compny Yearly Mmcf	Net Yearly Mmcf	Price $/Mcf	Condensate Production Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	127229	17285	3155	2380	5.93	1829	116	21111	15477	48.30
2004	109263	15245	5564	4217	5.96	1511	102	37052	27395	48.26
2005	96839	13448	4909	3740	5.97	1419	102	37339	27770	48.20
2006	86634	11551	4216	3231	5.96	1437	98	35655	26493	48.20
2007	75543	9555	3488	2695	5.97	1324	85	31008	23008	48.22
2008	64943	7955	2904	2261	5.98	1116	72	26408	19648	48.19
2009	56733	6912	2523	1984	5.97	956	63	22967	17121	48.16
2010	50405	6033	2202	1744	5.97	840	55	20038	14971	48.14
2011	44226	5088	1857	1487	5.96	736	48	17629	13202	48.12
2012	39019	4323	1578	1272	5.96	655	42	15256	11409	48.11
2013	35097	3824	1396	1131	5.96	589	37	13571	10154	48.10
2014	31404	3361	1227	999	5.96	531	33	12074	9032	48.09
Sub.	65541	8342	35017	27141	5.96	1046	69	290106	215681	48.19
Rem.	5896	505	7093	5846	5.96	98	5	70504	51808	48.22
Tot.	**19614**	**2307**	**42110**	**32988**	**5.96**	**316**	**20**	**360610**	**267489**	**48.20**

Year	Butane Production Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Propane Production Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Ethane Production Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl
2003	1267	70	12788	9580	35.26	1821	71	12990	9611	31.77	5	2	276	220	18.40
2004	939	58	21180	16015	35.26	1332	56	20326	15200	31.64	5	1	535	426	18.39
2005	872	55	19952	15088	35.21	1266	53	19350	14419	31.68	4	1	477	379	18.39
2006	1090	58	21023	15668	35.30	1576	61	22290	16344	31.92	3	1	407	324	18.37
2007	1048	53	19219	14275	35.32	1470	56	20355	14888	31.93	3	1	354	282	18.36
2008	825	43	15601	11634	35.27	1164	44	16238	11921	31.80	3	1	311	248	18.35
2009	668	36	13069	9777	35.23	944	37	13384	9857	31.68	2	1	277	220	18.34
2010	566	31	11237	8424	35.22	802	31	11427	8432	31.62	2	1	247	197	18.33
2011	475	26	9612	7228	35.19	675	26	9642	7138	31.56	2	1	221	176	18.32
2012	416	23	8286	6223	35.14	592	23	8347	6173	31.49	2	1	186	147	18.29
2013	369	20	7299	5482	35.10	527	20	7312	5407	31.51	1	0	163	129	18.27
2014	329	18	6465	4857	35.09	470	18	6518	4823	31.46	1	0	145	116	18.28
Sub.	716	39	165731	124249	35.24	1020	40	168179	124212	31.72	3	1	3598	2863	18.36
Rem.	58	3	40463	29784	35.22	84	3	41603	30215	31.66	0	0	698	556	18.32
Tot.	**209**	**11**	**206194**	**154033**	**35.23**	**299**	**11**	**209782**	**154427**	**31.71**	**1**	**0**	**4296**	**3419**	**18.35**

Year	Total NGL Production Gross Daily Stb	Compny Daily Stb	Compny Yearly Stb	Net Yearly Stb	Price $/Bbl	Sulphur Production Gross Daily Lt	Compny Daily Lt	Compny Yearly Lt	Net Yearly Lt	Price $/Lt	Total Oil Equiv. Production Gross Daily Stb	Compny Daily Stb	Compny Yearly Mstb	Net Yearly Mstb	Price $/BOE
2003	4922	258	47165	34887	40.03	13	5	838	699	22.83	34707	3897	711	554	38.04
2004	3786	217	79093	59035	40.31	12	4	1621	1351	22.84	31099	3518	1284	1008	38.37
2005	3562	211	77118	57657	40.51	69	17	6055	4935	22.57	29434	3213	1173	926	38.79
2006	4107	217	79374	58829	40.06	100	21	7778	6442	22.54	27526	2856	1043	827	39.00
2007	3845	194	70935	52452	39.90	84	18	6393	5326	22.53	23919	2412	880	706	39.15
2008	3108	160	58559	43451	40.04	76	16	5767	4805	22.52	20272	2041	745	603	39.32
2009	2570	136	49696	36976	40.16	70	14	5230	4357	22.52	17468	1785	651	533	39.37
2010	2210	118	42948	32024	40.19	64	13	4762	3967	22.51	15458	1574	574	474	39.42
2011	1888	102	37104	27743	40.29	58	12	4344	3619	22.50	13491	1343	490	408	39.48
2012	1665	88	32075	23952	40.26	53	11	3904	3252	22.50	12016	1164	425	356	39.63
2013	1487	78	28344	21173	40.30	49	10	3582	2984	22.50	10876	1037	379	318	39.67
2014	1331	69	25202	18827	40.28	44	9	3213	2677	22.50	9798	923	337	285	39.79
Sub.	2784	150	627615	467005	40.18	60	13	53488	44414	22.54	19888	2071	8692	6998	39.02
Rem.	240	11	153267	112364	40.16	7	1	19842	16528	22.50	1974	164	2302	1987	40.81
Tot.	**825**	**43**	**780883**	**579369**	**40.18**	**19**	**4**	**73330**	**60942**	**22.53**	**6094**	**602**	**10995**	**8985**	**39.39**

REVENUE AND EXPENSE FORECAST

Year	Revenue Before Burdens: Working Interest Oil M$	Working Interest Gas M$	Working Interest NGL+Sul M$	Total M$	Royalty Interest M$	Company Total M$	Royalty Burdens Pre-Processing: Crown M$	Other M$	Gas Processing Allowance: Crown M$	Other M$	Total Royalty After Process. M$	Net Revenue After Royalty M$	Operating Expenses: Fixed M$	Variable M$	Total M$
2003	6402	18310	1899	26610	443	27053	5517	360	303	-28	5602	21452	2869	2845	5713
2004	12866	32564	3208	48637	634	49272	9737	692	537	-41	9933	39339	6045	5256	11302
2005	12888	28872	3244	45004	487	45491	8732	674	488	-27	8945	36546	5923	4709	10632
2006	12143	24765	3342	40250	410	40659	7628	581	421	-30	7817	32842	5685	3906	9591
2007	10629	20538	2963	34131	341	34471	6192	485	345	-19	6350	28121	5434	3172	8606
2008	9424	17128	2467	29019	271	29290	5008	418	281	-8	5152	24138	5074	2630	7704
2009	8436	14876	2107	25419	229	25648	4178	366	239	-6	4312	21337	4792	2255	7047
2010	7656	12969	1828	22452	196	22649	3531	319	205	-5	3649	19000	4591	1965	6556
2011	6661	10937	1587	19185	165	19350	2863	278	166	-4	2979	16371	4160	1622	5782
2012	6037	9284	1375	16696	144	16840	2384	246	131	-3	2502	14338	3815	1396	5211
2013	5460	8212	1219	14891	126	15017	2083	226	115	-3	2196	12821	3587	1240	4827
2014	4995	7223	1084	13302	105	13407	1804	192	100	-2	1899	11508	3368	1102	4470
Sub.	103597	205678	26322	335597	3552	339148	59657	4835	3331	-175	61336	277812	55342	32099	87442
Rem.	45035	41922	6581	93538	418	93956	10925	1325	526	-8	11731	82225	28454	6823	35277
Tot.	**148632**	**247600**	**32903**	**429135**	**3970**	**433105**	**70581**	**6160**	**3857**	**-183**	**73067**	**360037**	**83797**	**38922**	**122718**
Disc	70608	142827	17732	231168	2520	233688	41831	3313	2324	-135	42955	190732	36924	22460	59384

Year	Other Expenses: Mineral Tax M$	Capital Tax M$	NPI Payment M$	Net Prod'n Revenue M$	Other Income: Other M$	ARTC M$	Aband. Costs M$	Oper. Income M$	Net Capital Investment: Dev. M$	Plant M$	Tang. M$	Total M$	Before Tax Cash Flow: Annual M$	Cum. M$	12% Dcf M$
2003	50	0	-79	15767	138	0	0	15905	204	135	64	403	15502	15502	15069
2004	79	0	-64	28022	284	0	0	28306	1010	136	391	1538	26768	42271	38970
2005	117	0	-14	25812	199	0	0	26011	951	415	655	2020	23990	66261	58094
2006	95	0	-3	23159	167	0	0	23326	228	73	89	390	22936	89197	74420
2007	67	0	8	19440	141	0	0	19581	39	49	59	147	19435	108632	86771
2008	50	0	14	16370	118	0	0	16487	53	0	217	270	16217	124849	95973
2009	40	0	15	14235	99	0	0	14334	38	0	15	53	14281	139130	103208
2010	33	0	16	12395	86	0	0	12480	33	0	8	41	12439	151569	108835
2011	27	0	16	10547	73	0	0	10620	33	0	0	33	10587	162156	113111
2012	22	0	16	9090	64	0	0	9154	33	160	12	205	8949	171105	116338
2013	18	0	16	7959	56	0	0	8015	27	0	111	137	7878	178983	118875
2014	15	0	15	7008	46	0	0	7054	27	36	104	167	6887	185870	120854
Sub.	612	0	-44	189803	1471	0	0	191274	2676	1004	1724	5404	185870	185870	120854
Rem.	87	0	560	46302	293	0	0	46595	214	0	69	283	46312	232182	127841
Tot.	**699**	**0**	**515**	**236105**	**1764**	**0**	**0**	**237869**	**2890**	**1004**	**1793**	**5687**	**232182**	**232182**	**127841**
Disc	428	0	-49	130970	1038	0	0	132008	2189	734	1243	4167	127841	127841	127841

RESERVE SUMMARY

Product	Units	Remaining Reserves at July 1, 2003 Gross	Working Interest	Roy/NPI Interest	Total Company	Net	Oil Equivalents BOE Factor	Company Mstb	% of Total	Reserve Life Indic. (yr) Reserve Life	Life Index	Half Life
Oil	Mstb	36508	3187	8	3195	2908	1.000	3195	29	49.5	11.6	6.7
Solution Gas	Mmcf	16960	2650	7	2657	1941	6.000	443	4	49.5	13.1	6.2
Residue Gas	Mmcf	340996	38839	614	39453	31047	6.000	6575	60	49.5	6.5	4.3
Total Gas	Mmcf	357956	41489	620	42110	32988	6.000	7018	64	49.5	6.7	4.4
	MMMBtu	370410	44413	0	45014	35189				49.5	6.7	4.4
Condensate	Mstb	5761	359	1	361	267	1.000	361	3	49.5	8.5	5.2
Butane	Mstb	3819	205	1	206	154	1.000	206	2	49.5	8.1	5.1
Propane	Mstb	5462	209	1	210	154	1.000	210	2	49.5	8.1	5.1
Ethane	Mstb	14	4	0	4	3	1.000	4	0	37.5	7.8	4.8
Total NGL	Mstb	15055	778	3	781	579	1.000	781	7	49.5	8.3	5.1
Total Oil+NGL	Mstb	51564	3965	11	3976	3487	1.000	3976	36	49.5	10.7	6.3
Sulphur	Mlt	353	73	0	73	61	0.000	0	0	22.5	43.7	7.1
Total Oil Eq.	Mstb	111223	10880	115	10995	8985		10995	100	49.5	7.7	5.0

PRODUCT REVENUE AND EXPENSES

Product	Units	Average First Year Unit Values Base Price	Price Adjust.	Wellhead Price	Net Burdens	Operating Expenses	Other Expenses	Prod'n Revenue	Net Revenue After Royalties Undisc M$	% of Total	12% Disc M$	% of Total
Oil	$/Stb	49.56	-3.08	46.48	5.15	13.18	0.16	27.98	135811	38	63712	33
Solution Gas	$/Mcf	5.92	0.17	6.09	1.81	1.15	0.01	3.12	12159	3	6020	3
Residue Gas	$/Mcf	5.92	0.01	5.93	1.47	1.12	0.01	3.33	186894	52	107396	56
Total Gas	$/Mcf	5.92	0.01	5.93	1.48	1.12	0.01	3.33	199053	55	113416	59
Condensate	$/Stb	50.06	-1.76	48.30	12.67	9.11	0.04	26.48	13243	4	7216	4
Butane	$/Stb	37.81	-2.55	35.26	8.95	6.65	0.12	19.54	5509	2	3015	2
Propane	$/Stb	34.81	-3.04	31.77	8.49	5.99	0.16	17.12	4938	1	2690	1
Ethane	$/Stb	20.47	-2.07	18.40	3.75	3.47	0.00	11.18	64	0	36	0
Total NGL	$/Stb	42.37	-2.33	40.03	10.46	7.55	0.09	21.93	23755	7	12957	7
Total Oil+NGL	$/Stb	47.73	-2.89	44.84	6.50	11.75	0.14	26.44	159565	44	76669	40
Sulphur	$/Lt	21.15	1.68	22.83	3.80	4.31	0.00	14.72	1419	0	647	0
Total Oil Eq.	$/BOE	38.73	-0.69	38.04	8.26	8.03	0.07	21.67	360037	100	190732	100

INTEREST AND NET PRESENT VALUE SUMMARY

Revenue Interests and Burdens (%)

	Initial	Average
Working Interest	10.7919	9.6630
Capital Interest	7.6865	7.1832
Royalty Interest	0.1796	0.0894
Crown Royalty	20.7314	16.4474
Non-crown Royalty	1.3522	1.4355
Mineral Tax	0.1876	0.1628
NPI Payment	0.4874	0.8969
NPI Interest	0.1055	0.0653

Net Present Value Before Income Tax

Disc. Rate %	Prod'n Revenue M$	Operating Income M$	Capital Invest. M$	Cash Flow M$	Cash Flow $/BOE
0.0	236105	237869	5687	232182	21.12
8.0	152874	154066	4543	149523	13.60
10.0	140986	142095	4344	137751	12.53
12.0	130970	132008	4167	127841	11.63
15.0	118583	119532	3934	115598	10.51
18.0	108551	109428	3731	105697	9.61
20.0	102857	103692	3610	100082	9.10

Project.......1036028
Entity.......Divestiture Package (Total Proved Plus Probable)
Run date....Thu Jun 19 2003 09:26:24
Evaluator...Willmon, James H.

ACCLAIM

Energy Trust

Interim Report to Unitholders

2

Acclaim Energy Trust is pleased to announce the results for the second quarter of 2003. During the second quarter, Acclaim continued to strengthen its asset and production base with two property acquisitions which will be reflected in the third quarter 2003 operational and financial results.

Acclaim's second quarter featured numerous highlights:

- Average quarterly production increased to 19,372 boe/d from 18,200 boe/d in the first quarter 2003.
- Cash flow increased to $35.9 million compared to $35.2 million during the first quarter 2003, even though average commodity prices received declined in the same period by 11.5 percent.
- Distributions paid during the second quarter totaled $27.8 million or $0.488 per unit representing a payout ratio of 74 percent on a per unit basis. Including capital appreciation, Acclaim provided unitholders with a total return of 13.3 percent over the second quarter. The Trust retained $8.1 million or $0.17 per unit to fund capital expenditures in the quarter.
- On June 26, 2003, Acclaim successfully closed the west central Alberta property acquisition which included 3,500 boe/d of production, at a total purchase price of $138.8 million. The full effect of the production associated with this acquisition will be reflected in Acclaim's third quarter results. Cash flow of $7.6 million for the period of April 1 through June 26, 2003 was received at closing and served to reduce the purchase price.
- On June 23, 2003, Acclaim announced a $72 million acquisition of 3,000 boe/d, primarily leveraged to natural gas, which closed on August 14, 2003 with a final adjusted purchase price of $68.4 million. Production from these assets will also be reflected in Acclaim's third quarter results.
- Acclaim continued with an active development program in the second quarter, incurring $9.6 million in development drilling, well recompletions and facility enhancements while drilling 15 gross wells (11.2 net) with a 93 percent success rate.

Financial Summary

(unaudited)	Three Months Ended June 30[1]			Six Months Ended June 30[1]		
($000s except per unit amounts)	2003	2002	% Change	2003	2002	% Change
Petroleum and natural gas sales	60,989	24,987	144%	125,011	53,190	135%
Cash flow from operations	35,871	12,175	195%	71,048	27,199	161%
Per unit - basic	0.66	0.59	12%	1.40	1.36	3%
Per unit - diluted	0.66	0.57	16%	1.40	1.33	5%
Net income	33,096	457	7,142%	40,285	483	8,241%
Per unit - basic	0.57	0.02	2,750%	0.73	0.02	3,550%
Per unit - diluted	0.57	0.02	2,750%	0.73	0.02	3,550%
Distributions	27,756	-	-	52,187	-	-
Per unit	0.488	-	-	0.975	-	-
Capital expenditures	146,088	19,484	650%	156,615	38,327	309%
Bank debt	215,173	122,156	76%	215,173	122,156	76%
Working capital (deficiency)	927	(4,287)	-	927	(4,287)	-
Trust units outstanding						
Basic[2]	60,257	20,764	190%	60,257	20,764	190%
Assuming full dilution[2,3]	68,287	20,862	227%	68,287	20,862	227%
Weighted average trust units outstanding						
Basic[2]	54,463	20,798	162%	50,592	20,005	153%
Diluted[2]	54,640	21,307	156%	50,742	20,418	149%

[1] The business combination of Acclaim and Ketch Energy Ltd. ("Ketch Energy") which occurred on October 1, 2002 was accounted for as a reverse takeover of Acclaim by Ketch Energy. Accordingly, these consolidated financial statements include the results of operations and cash flows of the combined Trust for the six months ended June 30, 2003, but the comparative figures for the prior year are the results of operations and cash flows of Ketch Energy only.

[2] Comparable units for June 30, 2002 are based on the conversion ratio of 1.15 units for each Ketch Energy share then outstanding. Effective May 31, 2003 the Trust units were consolidated on a one for 2.5 basis. Trust units, options outstanding and other per unit information has been retroactively restated to reflect the consolidation.

[3] Diluted units assume conversion of convertible debentures at $9.75 per Acclaim unit, the exchange of the preferred shares and the exercise of all outstanding options.

Operational Summary

(unaudited)	Three Months Ended June 30			Six Months Ended June 30		
	2003	2002	% Change	2003	2002	% Change
Average daily production						
Natural gas (mcf/d)	59,162	42,098	41%	57,204	44,145	30%
Crude oil (bbls/d)	7,673	3,132	145%	7,471	3,161	136%
Natural gas liquids (bbls/d)	1,838	1,152	60%	1,784	1,302	37%
Oil equivalent (boe/d)	19,372	11,300	71%	18,789	11,820	59%
Average selling price						
Natural gas ($/mcf)						
Before hedging	6.45	3.72	73%	6.87	3.32	107%
After hedging	6.19	3.55	74%	6.48	3.97	63%
Crude oil ($/bbl)						
Before hedging	32.87	37.56	-12%	37.66	33.61	12%
After hedging	32.82	32.99	-1%	35.39	30.05	18%
Natural gas liquids ($/bbl)	28.55	18.99	50%	31.24	18.10	73%
Oil equivalent ($/bbl)						
Before hedging	35.43	26.22	35%	38.85	23.40	66%
After hedging	34.60	24.30	42%	36.76	24.86	48%

Message to Unitholders

The second quarter of 2003 was dominated by two significant property acquisitions which will further strengthen the Trust's asset base and increase exposure to high net back natural gas and light oil production. These acquisitions also increase the number and quality of opportunities in Acclaim's exploitation and development inventory. Since the combination of Acclaim and Ketch Energy on October 1, 2002, Acclaim has successfully increased the size, asset quality and production mix with each transaction, all of which have been accretive on a per unit basis to cash flow, net asset value, production and reserves.

West Central Alberta Acquisition

On May 5, 2003, Acclaim announced it had entered into an agreement to acquire a package of long-life, high quality light oil and natural gas producing properties in west central Alberta for approximately $138.8 million. The acquisition closed on June 23, 2003 and was effective April 1, 2003. Cash flow of $7.6 million for the period of April 1 to June 26, 2003 was received at closing and with other adjustments served to reduce the net cost to $135 million. Had the production and cash flow for this acquisition been reported, as at the effective date of April 1, 2003, average daily production for the quarter would have increased to 22,931 boe/d while reported cash flow would have increased to $43.5 million or $0.80 per unit.

The assets include unit and non-unit interests in the Willesden Green, Gilby West and Gilby East areas of west central Alberta. These properties are highly concentrated, 90 percent operated and adjacent to Acclaim's existing properties in its western region. The acquisition also includes working interests in the Willesden Green and Gilby West gas plants and 100 percent ownership and operatorship of several oil batteries in the area. Current production from the assets is approximately 3,500 boe/d, including 9.9 mmcf/d of natural gas and 1,900 bbls/d of light oil and natural gas liquids. The parameters for this $138.8 million acquisition were very attractive at $9.22 per boe for established reserves, $10.30 per boe for proven reserves and $37,750 per flowing barrel of oil equivalent.

Acclaim's acquisition strategy is focused on acquiring high quality, long-life assets with significant development potential. The acquired assets are characterized by high net backs and include an exceptionally long reserve life of 10.0 years on a proven basis and 11.2 years on an established basis.

In connection with this transaction, Acclaim successfully completed a financing of 9.8 million Trust units at $9.75 per unit for gross proceeds of $95.0 million.

Natural Gas Properties Acquisition

On June 23, 2003, Acclaim announced it had entered into an agreement to acquire 3,000 boe/d, comprised of 13.5 mmcf/d of natural gas and 750 bbls/d of light crude and NGL's. Approximately 80 percent of the production associated with the natural gas properties is located in Acclaim's existing core operating areas. The acquisition closed on August 14, 2003, with an effective date of July 1, 2003. Production and cash flow associated with this acquisition will be recorded in Acclaim's third quarter beginning on the closing date.

Acclaim purchased these properties for exceptional acquisition parameters of $9.30 per boe for proven reserves, $7.67 per boe for established reserves and $23,300 per flowing barrel of oil equivalent. This acquisition is accretive to Acclaim's cash flow, reserves, production and net asset value per unit and includes a strong ratio of proved producing to total proved reserves of 92 percent.

The established reserves of 9.1 million barrels of oil equivalent are comprised of 35.7 billion cubic feet of natural gas and 3.2 million barrels of light crude oil and natural gas liquids. The reserves have been fully evaluated by Acclaim's independent engineering firm, Gilbert Laustsen Jung Associates Ltd. (GLJ).

In order to finance the transaction, a total of 6.6 million Trust units were issued at a price of $10.95 per unit for gross proceeds of $72.2 million.

FINANCIAL AND OPERATING RESULTS

Production increases associated with a full quarter of production from the Elk Point acquisition, which closed in the first quarter 2003, supported by strong commodity prices provided continued growth in Acclaim's financial and operating results for the second quarter of 2003.

Production of crude oil and natural gas liquids for the three months ended June 30, 2003 averaged 9,511 bbls/d compared to 8,996 bbls/d for the first quarter in 2003. Natural gas production increased 7 percent to 59.2 mmcf/d from 55.2 mmcf/d in the first quarter 2003. The increase in volumes due to the impact of a full quarter's production from the Elk Point acquisition and production additions from Acclaim's exploitation program were partially offset by the impact of an extended spring break-up and scheduled plant turnarounds at third party operated facilities in Acclaim's northern and central regions of Alberta. These resulted in a reduction of production of approximately 700 boe/d in the quarter.

Petroleum and natural gas revenue totaled $70.0 million for the three months ended June 30, 2003, as compared to $25.0 million reported for the corresponding period in 2002. Compared to the first quarter 2003, revenue reduced slightly, as a result of a decrease in commodity prices and the negative impact of a strengthening Canadian dollar versus the US dollar.

Cash flow from operations totaled $35.9 million, or $0.66 per unit, representing a 195 percent increase from the $12.2 million reported for the same period in 2002. Cash flow increased slightly as compared to the second quarter cash flow of $35.2 million.

Net income for the three months ended June 30, 2003 increased to $33.1 million or $0.61 per unit, up significantly from the $457,000 or $0.02 per unit reported in the second quarter of 2002, and the $7.2 million or $0.15 per unit in the first quarter of 2003. During the second quarter, Acclaim recorded a future income tax recovery of $24.2 million ($0.48 per unit) due to substantively enacted reductions in federal and Alberta provincial income tax rates.

During the second quarter of 2003, Acclaim was very active incurring $9.6 million in capital expenditures while recompleting and stimulating 10 wells and participating in the drilling of 15 wells (11.2 net), resulting in 5 oil wells (5.0 net), 9 natural gas wells (5.4 net) and 1 (0.8 net) dry hole. This program targeted natural gas in east central and western Alberta and oil in western Saskatchewan.

With the two recent property acquisitions, Acclaim has increased its land position to 440,000 net acres of undeveloped land. The Trust is actively pursuing joint venture and farm out arrangements with financial and industry partners. Acclaim currently has two joint venture agreements, one with Ketch Resources and another with Burmis Energy. To date in 2003, Ketch has drilled 3 successful natural gas wells on Acclaim lands, while Burmis has also successfully drilled 3 wells. Most notably, Burmis recently announced a significant oil well capable of producing 1,000 bbls/d. Acclaim will earn 37.5 per cent of the reserves and production, after payout, without a commitment of capital.

CASH DISTRIBUTIONS

Cash distributions to unitholders during the second quarter of 2003 totaled $27.8 million or $0.488 per unit. Distributions during the quarter represented 74 percent of cash flow from operations on a per unit basis, with the excess being utilized to fund the Trust's capital expenditure program. A conservative payout ratio allows Acclaim to continue to fund its capital expenditure program and maintain a strong balance sheet. The cash on cash yield of distributing $0.1625 per Trust unit, monthly, based on a market price of $11.43/unit, is 17 percent. Acclaim continues to forecast that 100 percent of its distributions into 2004 will be tax deferred as a return of capital. Acclaim's hedging program combined with current forward market prices are expected to allow the Trust to maintain distributions at the current level for the balance of the year.

Message to Unitholders

PRICE RISK MANAGEMENT

Acclaim's hedging program is designed to reduce risk and provide long-term stable cash distribution to unitholders. For the balance of 2003, the existing positions will provide floors for approximately 40 percent of both natural gas and crude oil production at an average net price of CDN $5.12/mcf and US WTI $25.15/bbl respectively. During the third quarter, a number of fixed gas contracts which Acclaim had inherited from predecessor companies will expire, allowing the potential for further upside in the Trust's natural gas related revenues. For 2004, Acclaim has collared 24,000 mcf/d in the first quarter with a minimum floor of CDN $5.74/mcf and an average ceiling of $10.71/mcf. Another 20,000 mcf/d of natural gas production for the period of April through October, 2004 is collared between CDN $5.25/mcf and $7.05/mcf. Downside protection for 3,500 bbls/d of its crude oil for 2004 has also been obtained through a series of collars between US $24.37 and $29.48/bbl. Acclaim will continue to obtain price protection for both natural gas and crude oil for up to 50 to 75 percent of its production for 2003 and 2004, as market opportunities arise.

MANAGEMENT AND DIRECTORS

Jack C. Lee, was appointed Non-Executive Chairman of the Board of Directors at the May 29, 2003 Annual and Special Meeting of Unitholders. This coincided with the retirement of Robert G. Brawn, who remains a Director and Chairman Emeritus. Acclaim extends its gratitude to Mr. Brawn for his leadership which has been instrumental to Acclaim's success. Peter Comber, C.A., a Toronto-based private investment manager was also appointed as a new Director to the Trust. Subsequent to the end of the quarter, Acclaim is pleased to announce that Wes Morningstar, former Manager, Geology & Geophysics, has been appointed to Vice President, Exploration and Development. With a strong and committed board, and a solid operations and management team, Acclaim is confident that it has assembled the expertise to create and manage continued growth.

OUTLOOK

In 2003, Acclaim has demonstrated its ability to achieve balanced growth through the acquisition of quality assets and the exploitation of its asset base.

With one corporate and two property acquisitions successfully financed with two equity offerings, Acclaim has improved its market position significantly in 2003. The Trust believes that further opportunities exist in the western Canadian sedimentary basin and will continue to monitor both corporate and property acquisition possibilities. Acclaim's acquisition strategy is also strengthened by the ability of its technical teams to create internal growth with new drilling, facility enhancements and production optimization. These opportunities exist both in Acclaim's existing core properties as well as in newly acquired properties. Many opportunities have been identified which can be pursued directly by Acclaim or farmed out to joint venture partners.

Although commodity prices have softened since the first quarter of 2003, they remain relatively strong. The acquisitions completed in 2003 have provided Acclaim with a balanced production portfolio now weighted 55 percent to natural gas and 45 percent to crude oil. Strong commodity prices coupled with the inclusion of the two most recent acquisitions will provide significant production growth in the third quarter of 2003. We look forward to reporting our continued progress.

On behalf of the Board of Directors:

Jack C. Lee
Chairman
August 18, 2003

J. Paul Charron
President and Chief Executive Officer

Management's Discussion & Analysis

Management's Discussion and Analysis ("MD&A") should be read in conjunction with the Interim Unaudited Financial Statements and notes thereto of Ketch Energy Ltd. ("Ketch Energy") for the six months ended June 30, 2002 and the Audited Consolidated Financial Statements of Acclaim Energy Trust ("Acclaim" or the "Company") and MD&A for the year ended December 31, 2002. The business combination of Acclaim and Ketch Energy which occurred on October 1, 2002 was accounted for as a reverse takeover of Acclaim by Ketch Energy. Accordingly, these consolidated financial statements include the results of operations and cash flows of the combined Trust for the six months ended June 30, 2003, but the comparative figures for the prior year are the results of operations and cash flows of Ketch Energy only. This discussion provides Management's analysis of Acclaim's historical financial and operating results and provides estimates of Acclaim's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. The reader must also be aware that historical results are not necessarily indicative of future performance.

Management uses cash flow before changes in non-cash operating working capital to analyze operating performance and leverage. Cash flow does not have a standardized measure prescribed by Canadian Generally Accepted Accounting Principles and therefore may not be comparable with the calculation of similar measures for other companies.

All references are to Canadian dollars unless otherwise indicated.

2003 SIGNIFICANT EVENTS

Acquisition of Elk Point Resources Inc.

On January 28, 2003, pursuant to a plan of arrangement, Acclaim Energy Trust ("Acclaim" or the "Company") acquired all the issued and outstanding shares of Elk Point Resources Inc. ("Elk Point"). The transaction, including bank debt, was valued at approximately $174 million. To fund the transaction, Acclaim paid $10.9 million in cash and issued approximately 10.5 million Trust units for all the issued and outstanding common shares of Elk Point.

West Central Alberta Property Acquisition

On June 26, 2003, Acclaim closed the purchase of long-life, high quality, light oil and natural gas producing properties in west central Alberta for approximately $135 million. The transaction was financed with a combination of bank debt and the issuance of 9.7 million Trust units at $9.75 for gross proceeds of $95 million.

Natural Gas Property Acquisition

On June 23, 2003, Acclaim announced a $72 million property acquisition. Current production from these assets approximates 3,000 boe/d including 13.5 mmcf/d of natural gas and 750 bbls/d of light oil and natural gas liquids. The transaction was funded by the issuance of 6.6 million units at $10.95 per Trust unit for gross proceeds of $72.2 million. The transaction closed August 14, 2003.

Unit Consolidation

On June 5, 2003, Acclaim consolidated outstanding Trust units on a one (1) for 2.5 basis. At June 30, 2003, 60.3 million Trust units were outstanding.

CAPITAL EXPENDITURES

For the six months ended June 30, 2003, capital expenditures totaled $326.6 million as compared to $38.3 million during the same period a year earlier. Acclaim participated in the drilling of 29 wells (20.5 net), including 15 wells (11.2 net) in the second quarter, resulting in 17 oil wells (14.0 net), 11 natural gas wells (5.7 net) and 1 (0.8 net) dry hole.

	Three Months Ended June 30		*Six Months Ended June 30*	
***Capital expenditures** ($000s)*	***2003***	***2002***	***2003***	***2002***
Land	**$ 170**	$ 1,946	**$ 170**	$ 3,855
Geological and geophysical	**835**	659	**1,334**	3,353
Drilling	**6,112**	11,307	**12,541**	20,089
Production equipment and facilities	**2,439**	1,135	**4,317**	6,593
Net development expenditures	**9,556**	15,047	**18,362**	33,890
Office equipment	**331**	-	**331**	-
Property acquisitions	**136,201**	4,437	**137,922**	4,437
Elk Point acquisition	**-**	-	**170,000**	-
Total capital expenditures	**$ 146,088**	$ 19,484	**$ 326,615**	$ 38,327

The Trust's exploration and development capital expenditure program to date has been funded by internally generated cash flow. Given the current commodity price outlook, the program for the remainder of 2003 is expected to be funded by excess cash flow. The Trust will draw upon existing credit facilities as required.

UNITHOLDERS' EQUITY

a) Trust Units

On May 23, 2003, Acclaim issued 9.7 million Trust units pursuant to a short-form prospectus to raise gross proceeds of $95 million. The proceeds were used to fund the acquisition of petroleum and natural gas properties. Subsequently on June 5, 2003, Acclaim consolidated on a one (1) for 2.5 basis, all outstanding Trust units resulting in 60.3 million Trust units as at June 30, 2003.

b) Exchangeable Shares

During the quarter, all outstanding preferred shares were converted on a one (1) for 2.5 post consolidation basis into exchangeable shares of Acclaim Energy Inc., a subsidiary of the Trust. Each exchangeable share is exchangeable into units of the Trust on a one-for-one basis (subject to adjustments for distributions) with 476,856 exchangeable immediately and 228,181 convertible as to one third on each of October 1, 2003, 2004 and 2005.

REVENUE

Gross revenue totaled $125.0 million for the six months ended June 30, 2003 as compared to $53.1 million for the same period in 2002 due to significant increases in production from acquisitions and commodity prices. Included in petroleum and natural gas sales are $7.1 million of commodity hedging losses (2002 - gain $3.1 million).

For the three months ended June 30, 2003, petroleum and natural gas revenue totaled $61.0 million as compared to $25.0 million for the same period in 2002. Included was the full quarter impact of the Elk Point acquisition which was recorded effective January 28, 2003.

Natural gas sales averaged 57,204 mmcf/d, 30 percent higher than the 44,145 mmcf/d reported for the first six months of 2002. Crude oil and liquids production averaged 9,255 bbls/d, an increase of 107 percent from 4,463 bbls/d reported in the prior year. The increase is directly attributable to the combination of Acclaim and Ketch Energy on October 1, 2002 and the Elk Point acquisition which closed January 28, 2003.

For the three months ended June 30, 2003 natural gas sales averaged 59,162 mmcf/d, 41 percent higher than the 42,098 mmcf/d reported for the second quarter 2002. Crude oil and liquids production increased 122 percent to 9,511 bbls/d from 4,284 bbls/d reported for the same period a year earlier.

	Three Months Ended June 30		***Six Months Ended June 30***	
***Revenue analysis** (\$000s)*	***2003***	***2002***	***2003***	***2002***
Natural gas	**$ 34,726**	$ 14,265	**$ 71,111**	$ 26,560
Crude oil and natural gas liquids	**27,724**	12,694	**61,020**	23,494
Hedging gain (loss)	**(1,461)**	(1,972)	**(7,120)**	3,136
Petroleum and natural gas sales	**60,989**	24,987	**125,011**	53,190
Crown royalties	**(8,401)**	(4,015)	**(20,668)**	(6,817)
Other royalties	**(2,192)**	(1,945)	**(5,618)**	(4,864)
Alberta Royalty Tax Credit	**(78)**	-	**105**	500
Net revenue	**$ 50,318**	$ 19,027	**$ 98,830**	$ 42,009

Acclaim's natural gas price (after hedging) averaged $6.48/mcf for the six months ended June 30, 2003, an increase of 63 percent from $3.97/mcf reported for the equivalent period in 2002. Crude oil prices (after hedging) averaged $35.39/bbl as compared to $30.05/bbl a year earlier. Expectations are for commodity prices to remain strong throughout the remainder of the year.

OPERATING NETBACKS

	Three Months Ended June 30		***Six Months Ended June 30***	
***Operating net backs** (\$/boe)*	***2003***	***2002***	***2003***	***2002***
Sale price	**$ 34.60**	$ 24.30	**$ 36.76**	$ 24.86
Less:				
Royalties	**(6.05)**	(5.80)	**(7.70)**	(5.23)
Operating costs	**(5.73)**	(4.25)	**(5.62)**	(4.45)
Operating net back	**$ 22.82**	$ 14.25	**$ 23.44**	$ 15.18

ROYALTIES

	Three Months Ended June 30		Six Months Ended June 30	
Royalties ($000s)	**2003**	**2002**	**2003**	**2002**
Royalties, net of ARTC	**$ 10,671**	$ 5,960	**$ 26,181**	$ 11,181
% of sales	**17.1**	22.1	**19.8**	22.3
$/boe	**6.05**	5.80	**7.70**	5.23

Royalties for the six months ended June 30, 2003 averaged $7.70/boe or 20 percent of Acclaim's total petroleum and natural gas sales price (before hedging) of $38.85. This compares to $5.23/boe or 22 percent of average sales price reported for the same period in 2002. During the second quarter royalties as a percentage of sales decreased to 17 percent, a direct result of adjustments made to natural gas royalties for allowable costs on certain properties.

For the three months ended June 30, 2003, royalties totaled $10.7 million as compared to $6.0 million during the same period a year earlier due to higher product prices and production volumes.

OPERATING COSTS

	Three Months Ended June 30		Six Months Ended June 30	
Operating costs ($000s)	**2003**	**2002**	**2003**	**2002**
Operating costs	**$ 10,094**	$ 4,370	**$ 19,100**	$ 9,512
$/boe	**5.73**	4.25	**5.62**	4.45

For the six months ended June 30, 2003, operating costs totaled $19.1 million compared to $9.5 million during the same period a year earlier. On a unit-of-production basis, operating costs averaged $5.62/boe compared to $4.45/boe for the prior year. Operating costs associated with the original Acclaim properties and Elk Point assets are higher than those of the Ketch Energy properties, therefore resulting in an increase on a year over year basis.

During the second quarter operating costs totaled $10.1 million or $5.73/boe as compared to $4.4 million or $4.25/boe in 2002. The increase reflects the higher operating costs associated with the original Acclaim and Elk Point assets. It is anticipated that operating costs will increase slightly going forward, recognizing the nature of the assets most recently acquired.

Acclaim continues to focus efforts on operational efficiencies which will optimize production and reduce operating costs on a unit-of-production basis.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses totaled $4.2 million for the six months ended June 30, 2003, as compared to $1.4 million recorded for the same period a year earlier. On a unit-of-production basis, general and administrative expenses averaged $1.24 /boe as compared to $0.67/boe for the same period ended June 30, 2002. For the three months ended June 30, 2003, general and administrative expenses increased slightly to $1.32/boe, recognizing the increased staffing levels and associated costs necessary to build the appropriate corporate infrastructure to support the recent transaction. It is expected that general and administrative expenses on a unit-of-production basis will reduce when the volumes associated with the recent acquisition are reflected in the third quarter.

	Three Months Ended June 30		Six Months Ended June 30	
General and administrative expenses ($000s)	**2003**	**2002**	**2003**	**2002**
G&A expenses	**$ 3,101**	$ 1,330	**$ 5,840**	$ 2,603
Overhead recoveries	**(767)**	(702)	**(1,626)**	(1,160)
Net G&A expenses	**$ 2,334**	$ 628	**$ 4,214**	$ 1,443
$/boe	**1.32**	0.61	**1.24**	0.67

INTEREST EXPENSE

Interest expense, increased to $3.4 million from $3.3 million a year earlier. During the second quarter 2003 funds were received from the equity financing in advance of closing the West Central Alberta Property Acquisition. This resulted in reduced average debt levels and interest expense during the second quarter.

Interest rates continue to be favorable and are not expected to increase substantially in the short-term. Average rates during the quarter incurred by Acclaim approximated 4.3 percent.

INCOME TAXES

Including the acquisitions of Elk Point and the West Central Alberta property, Acclaim has accumulated tax pools of approximately $440.9 million. Acclaim estimates that all distributions in 2003, based on the current commodity price environment and estimated financial results for the year, will be tax deferred and treated as a return of capital.

During the second quarter, Acclaim recorded a future income tax recovery of $24.2 million due to substantively enacted changes in federal and Alberta provincial income tax rates. The changes to be enacted over the next five years reduce the applicable rate on resource income from 28 percent to 21 percent, allows for the deduction of crown royalties and eliminates the deduction for resource allowance.

CASH FLOW AND EARNINGS

Cash flow from operations totaled $71.0 million or $1.40 per unit, representing a 161 percent increase from the $27.2 million reported for the same period in 2002 reflecting the impact of both production and commodity price increases.

Net income for the six months ended June 30, 2003 totaled $33.1 million or $0.73 per unit, compared to $0.5 million reported for the same period in 2002. Net income included a one-time adjustment of $24.2 million ($0.48 per unit) due to income tax rate changes.

LIQUIDITY AND CAPITAL RESOURCES

Acclaim has an extendible revolving term credit facility with a syndicate of financial institutions in the amount of $270 million including a $255 million revolving facility and a $15 million operating facility. Available borrowings are limited by a borrowing base, most recently established based on the value of petroleum and natural gas assets as determined by the lenders. The loan is reviewed annually and may be extended at the option of the lender for an additional 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. The loan has therefore been classified as long-term on the balance sheet.

At June 30, 2003, $215.2 million was drawn under the facility. Working capital liquidity is maintained by drawing from and repaying the unutilized credit facilities as needed. At June 30, 2003, Acclaim had working capital of $0.9 million.

As at June 30, 2003 Acclaim had issued capital of 60.3 million units. Approximately 10.5 million units were issued during the first quarter on the acquisition of Elk Point. An additional 9.7 million units were issued in conjunction with the West Central Alberta Property Acquisition.

Consolidated Balance Sheets

($000s)	June 30, 2003	December 31, 2002
ASSETS	(unaudited)	(audited)
Current assets		
Accounts receivable	$ 54,864	$ 36,701
Prepaid expenses and deposits	17,683	7,598
	72,547	44,299
Deferred charge	152	386
Property, plant and equipment	1,014,952	688,338
Accumulated depletion and depreciation	(168,014)	(125,790)
	846,938	562,548
Goodwill	77,679	51,178
	$ 997,316	$ 658,411
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 58,603	$ 45,926
Distributions payable	9,791	6,376
Debenture payable	1,577	3,225
Current portion of obligation under capital lease	1,649	1,275
Bank debt *(Note 2b)*	-	73,355
	71,620	130,157
Bank debt *(Note 2b)*	215,173	-
Hedging and capital lease obligations	2,509	3,806
Deferred revenue	364	612
Future income taxes	145,368	143,339
Future site restoration and abandonment	16,119	8,738
	451,153	286,652
UNITHOLDERS' EQUITY		
Capital *(Note 3)*	510,958	317,734
Convertible preferred shares	-	8,566
Exchangeable shares *(Note 3)*	8,566	-
Convertible debentures *(Note 3)*	38,693	42,363
Accumulated earnings	61,671	22,309
Accumulated distributions *(Note 4)*	(73,725)	(19,213)
	546,163	371,759
	$ 997,316	$ 658,411

Subsequent event (Note 8).

See accompanying notes to consolidated financial statements.

Consolidated Statements of Earnings and Accumulated Earnings (Note 1)

	Three Months Ended June 30		Six Months Ended June 30	
($000s except per unit amounts, unaudited)	**2003**	**2002**	**2003**	**2002**
REVENUE				
Petroleum and natural gas sales	$ 60,989	$ 24,987	$ 125,011	$ 53,190
Royalties (net of ARTC)	(10,671)	(5,960)	(26,181)	(11,181)
	50,318	19,027	98,830	42,009
EXPENSES				
Operating	10,094	4,370	19,100	9,512
General and administrative	2,334	628	4,214	1,443
Interest	1,448	1,633	3,368	3,279
Depletion, depreciation and amortization	21,805	13,361	42,458	28,057
Provision for site restoration	1,111	463	2,536	963
	36,792	20,455	71,676	43,254
Earnings (loss) before taxes	13,526	(1,428)	27,154	(1,245)
Provision for capital taxes	571	221	1,100	576
Provision for (recovery of) future income taxes *(Note 6)*	(20,141)	(2,106)	(14,231)	(2,304)
NET EARNINGS	33,096	457	40,285	483
Dividends on preferred shares	(923)	-	(923)	-
Repurchase of shares/options	-	(1,605)	-	(1,605)
Accumulated earnings, beginning of period	29,498	25,473	22,309	25,447
Accumulated earnings, end of period	$ 61,671	$ 24,325	$ 61,671	$ 24,325
Net earnings per unit				
Basic	$ 0.57	$ 0.02	$ 0.73	$ 0.02
Diluted	$ 0.57	$ 0.02	$ 0.73	$ 0.02
Weighted average units outstanding				
Basic	54,463	20,798	50,592	20,005
Diluted	54,640	21,307	50,742	20,418

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows (Note 1)

	Three Months Ended June 30		Six Months Ended June 30	
($000s, unaudited)	**2003**	2002	**2003**	2002
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:				
OPERATING ACTIVITIES				
Net earnings	**$ 33,096**	$ 457	**$ 40,285**	$ 483
Adjustments for:				
Depletion, depreciation and amortization	**21,805**	13,361	**42,458**	28,057
Provision for future site restoration	**1,111**	463	**2,536**	963
Provision for (recovery of) future income taxes	**(20,141)**	(2,106)	**(14,231)**	(2,304)
Cash flow from operations	**35,871**	12,175	**71,048**	27,199
Changes in non-cash operating working capital	**(12,429)**	(1,814)	**(12,805)**	1,679
Cash flow provided by operating activities	**23,442**	10,361	**58,243**	28,878
FINANCING ACTIVITIES				
Proceeds from bank debt	**65,726**	(9,213)	**83,361**	(5,917)
Repayment of debentures	**(824)**	(1,605)	**(1,648)**	(1,605)
Proceeds from issuance of units and shares, net of issue costs	**91,612**	21,726	**93,866**	21,719
Reduction of hedging, capital lease obligations and deferred revenue	**(1,093)**	(501)	**(2,394)**	(788)
Distributions to unitholders	**(26,138)**	-	**(48,772)**	-
Interest paid on convertible debentures	**(1,153)**	-	**(2,325)**	-
Dividends on preferred shares	**(923)**	-	**(923)**	-
Other	**(172)**	-	**(282)**	-
Cash flow provided by financing activities	**127,035**	10,407	**120,883**	13,409
INVESTING ACTIVITIES				
Property acquisitions	**(136,201)**	(4,437)	**(137,922)**	(4,437)
Petroleum and natural gas property expenditures	**(9,887)**	(15,047)	**(18,693)**	(33,890)
Acquisition of subsidiary *(Note 2)*	**-**	-	**(20,444)**	-
Change in non-cash investing working capital	**(4,389)**	(1,284)	**(2,067)**	(3,960)
Cash used in investing activities	**(150,477)**	(20,768)	**(179,126)**	(42,287)
Cash, beginning and end of period	**$ -**	$ -	**$ -**	$ -
The Trust paid the following cash amounts:				
Interest	**$ 2,568**	$ 1,633	**$ 2,963**	$ 3,279
Capital taxes	**$ 358**	$ 221	**$ 617**	$ 576

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Unaudited, all tabular amounts, except per unit, expressed in $000s

1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Acclaim Energy Trust ("Acclaim") have been prepared by management following the same accounting policies and methods that were used in and disclosed in the audited annual consolidated financial statements for the year ended December 31, 2002. Certain information and footnote disclosure normally included in the audited annual consolidated financial statements has been condensed or omitted. These interim financial statements should be read in conjunction with the most recent audited annual consolidated financial statements.

The business combination of Acclaim and Ketch Energy Ltd. ("Ketch Energy") which occurred on October 1, 2002 was accounted for as a reverse takeover of Acclaim by Ketch Energy. Accordingly, these consolidated financial statements include the results of operations and cash flows of the combined Trust for the three months and six months ended June 30, 2003, but the comparative figures for the prior year are the results of operations and cash flows of Ketch Energy only.

All numbers of shares of Ketch Energy up to the business combination on October 1, 2002 have been restated using the exchange ratio of 1.15 Ketch Energy shares for each Acclaim unit. Effective May 31, 2003 the Trust units were consolidated on a one (1) for 2.5 basis. Trust units, options outstanding and other per unit information have been retroactively restated to reflect the consolidation.

2. ACQUISITIONS

a) Elk Point Resources Inc.

On January 28, 2003 the Trust completed the acquisition of Elk Point Resources Inc. ("Elk Point"). The acquisition was accounted for by the purchase method of accounting. The allocation to the fair value of the assets was as follows:

Allocation of purchase price:		
Net working capital	$	853
Petroleum and natural gas properties		170,000
Goodwill		26,501
Future income taxes		(16,259)
Bank debt		(58,457)
Hedging and lease obligation		(1,378)
Provision for future site restoration		(4,846)
	$	116,414
Consideration was comprised of:		
Issuance of 10,517 units	$	95,970
Cash		10,890
Transaction costs		9,554
	$	116,414

b) West Central Alberta

On May 5, 2003 Acclaim announced that it had entered into an agreement to purchase certain oil and gas assets in west central Alberta. The acquisition closed on June 26, 2003 with an effective date of April 1, 2003. After purchase adjustments and rights of first refusal, the total purchase price was approximately $135 million.

In conjunction with the transaction, Acclaim's existing credit facility was amended and increased to $270 million, including a $255 million revolving facility and a $15 million operating facility. Pursuant to the terms of the facility, Acclaim may extend the revolving period for a further 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. Therefore, the credit facility has been classified as long-term on the balance sheet.

3. CAPITAL

Effective May 31, 2003 the Trust units were consolidated on a one (1) for 2.5 basis. Trust units, options outstanding and other per unit information have been retroactively restated to reflect the consolidation. Components of capital are as follows:

a) Trust Units	*Number of Units (000s)*		*Amount*
Balance, December 31, 2002	39,240	$	317,734
Units issued pursuant to acquisition - Elk Point	10,517		95,970
Units issued pursuant to equity offering, net of costs	9,741		90,073
Units issued pursuant to private placement, net of costs	307		2,712
Units issued on conversion of debentures	347		3,388
Issued for employee savings plan	50		524
Distribution reinvestment plan	49		507
Exercise of unit options	6		50
Balance, June 30, 2003	60,257	$	510,958

In conjunction with the acquisition of the west central Alberta properties (Note 2b), the Trust issued 9.7 million units for $9.75 per unit for net proceeds of $90.1 million. The equity financing closed May 23, 2003.

b) Exchangeable Shares	*Number of Units (000s)*		*Amount*
Balance, June 30, 2003	705	$	8,566

During the quarter, all outstanding preferred shares were converted into exchangeable shares of Acclaim Energy Inc., a subsidiary of the Trust. Each exchangeable share is exchangeable into units on a one-for-one basis (subject to adjustments for distributions) with 476,856 exchangeable immediately and 228,181 convertible as to one third on each October 1, 2003, 2004 and 2005.

c) Convertible Debentures	*Number of Units Available on Conversion (000s)*		*Amount*
Balance, December 31, 2002	4,530	$	42,363
Issue costs			(282)
Converted to units during the period	(347)		(3,388)
Balance, June 30, 2003	4,183	$	38,693

d) Unit Based Compensation Plan	*Number of Options (000s)*		*Average Exercise Price*
Balance, December 31, 2002	2,058	$	9.85
Granted	1,162		9.93
Exercised	(6)		7.63
Cancelled	(72)		9.89
Balance, June 30, 2003	3,142	$	9.90

Had the fair value method been used to account for its unit based compensation plan, the impact of options granted on the Trust's proforma net earnings would have been negligible.

Notes to Consolidated Financial Statements

Unaudited, all tabular amounts, except per unit, expressed in $000s

4. DISTRIBUTIONS TO UNITHOLDERS AND DEBENTURE HOLDERS

The following distributions have been made to unitholders:

Record Date	Payment Date	$/Unit	Distribution
Distributions on issued units			
October 31, 2002	November 20, 2002	0.163	$ 6,324
November 30, 2002	December 20, 2002	0.163	6,325
December 31, 2002	January 20, 2003	0.163	6,376
		0.488	19,025
January 31, 2003	February 20, 2003	0.163	8,109
February 28, 2003	March 20, 2003	0.163	8,149
March 31, 2003	April 20, 2003	0.163	8,173
		0.488	24,431
April 30, 2003	May 20, 2003	0.163	8,186
May 31, 2003	June 20, 2003	0.163	9,779
June 30, 2003	July 20, 2003	0.163	9,791
		0.488	27,756
Accumulated distributions on units			71,212
Distributions (interest) on convertible debentures			
December 31, 2002	June 30, 2003	-	188
March 31, 2003	June 30, 2003	-	1,172
June 30, 2003	June 30, 2003	-	1,153
Accumulated distributions (interest) on convertible debentures			2,513
Accumulated distributions			$ 73,725

5. HEDGING

The following hedge commitments have been put in place as noted below:

2003 Commodity Contracts	Q3	Q4
Natural Gas		
Fixed price *(GJ/d)*	8,000	2,667
Average price *($/GJ)*	$5.06	$5.06
Collars *(GJ/d)*	22,000	24,000
Average floor price	$4.50	$5.15
Average ceiling price	$6.28	$8.89
Call options	6,667	4,000
Average call option price	$4.58	$3.38
Crude Oil		
Fixed price *(bbls/d)*	1,500	833
Average price *(US$)*	$29.52	$28.68
Collars *(bbls/d)*	4,000	4,000
Average floor price *(US$)*	$24.00	$24.00
Average ceiling price *(US$)*	$29.73	$29.73

2004 Commodity Contracts

Daily Quantity	Contract Price	Index	Term
Natural Gas - Collars			
5,000 GJ	CDN$5.00 - 10.00	AECO	November 1, 2003-March 31, 2004
5,000 GJ	CDN$5.00 - 11.00	AECO	November 1, 2003-March 31, 2004
5,000 GJ	CDN$5.60 - 10.00	AECO	November 1, 2003-March 31, 2004
5,000 GJ	CDN$5.75 - 8.00	AECO	November 1, 2003-March 31, 2004
5,000 GJ	CDN$5.00 - 6.50	AECO	April 1, 2004-October 31, 2004
5,000 GJ	CDN$5.00 - 7.00	AECO	April 1, 2004-October 31, 2004
5,000 GJ	CDN$5.00 - 7.00	AECO	April 1, 2004-October 31, 2004
3,000 GJ	CDN$5.00 - 6.41	AECO	April 1, 2004-October 31, 2004
3,000 GJ	CDN$5.00 - 6.50	AECO	April 1, 2004-October 31, 2004

Notes to Consolidated Financial Statements

Unaudited, all tabular amounts, except per unit, expressed in $000s

2004 Commodity Contracts

Daily Quantity	Contract Price	Index	Term
Crude Oil - Collars			
500 bbls	US$24.00 - 29.15	WTI	January 1, 2004-March 31, 2004
500 bbls	US$22.00 - 28.20	WTI	January 1, 2004-June 30, 2004
500 bbls	US$24.00 - 28.56	WTI	January 1, 2004-March 31, 2004
1,000 bbls	US$24.00 - 28.57	WTI	April 1, 2004-June 30, 2004
1,000 bbls (heavy oil differential)	US$6.00 - 12.00	WTI	July 1, 2003-June 30, 2004
Crude Oil - Three Way Contracts			
1,000 bbls	US$20.00 - 24.00 - 30.20	WTI	January 1, 2004-June 30, 2004
500 bbls	US$21.00 - 24.50 - 30.15	WTI	January 1, 2004-June 30, 2004
1,000 bbls	US$21.00 - 25.00 - 29.45	WTI	January 1, 2004-December 31, 2004
1,000 bbls	US$21.25 - 24.50 - 29.95	WTI	July 1, 2004-December 31, 2004
1,000 bbls	US$21.50 - 24.50 - 29.95	WTI	July 1, 2004-December 31, 2004

6. INCOME TAXES

During the second quarter, Acclaim recorded a future income tax recovery of $24.2 million due to substantively enacted changes in federal and Alberta provincial income tax rates. The changes to be enacted over the next five years reduce the applicable rate on resource income from 28 percent to 21 percent, allows for the deduction of crown royalties and eliminates the deduction for resource allowance.

7. COMMITMENTS AND GUARANTEES

In addition to hedging commitments, the Trust has various commitments and guarantees in the normal course of business, none of which, in management's view, are significant.

8. SUBSEQUENT EVENTS

During the second quarter, Acclaim announced that it had entered into an agreement to purchase certain oil and gas assets in Alberta for approximately $72 million. The acquisition closed August 14, 2003.

In conjunction with the transaction, Acclaim entered into a bought deal financing which closed on July 23, 2003. Acclaim issued 6.6 million Trust units at $10.95 per Trust unit to raise gross proceeds of $72.2 million.

Corporate Information

DIRECTORS

Jack C. Lee, B.A., B. Comm. [2,3,4]
Chairman of the Board of Directors

J. Paul Charron, CA
President & Chief Executive Officer

Robert G. Brawn, B. Sc., P. Eng. [1,4]
Director

Noel A. Cleland , P. Eng. [3,4]
Director

W. Peter Comber, CA [2]
Director

Grant B. Fagerheim [1,3]
Director

Frank W. King, O.C., LlD, B. Sc., P. Eng. [1]
Director

R. Carl Smith [2]
Director

[1] Member of Corporate Governance Committee
[2] Member of Audit Committee
[3] Member of Reserves Committee
[4] Member of Compensation Committee

INVESTOR RELATIONS

Kerklan (Kerk) Hilton, B.A.C.
Manager, Investor Relations
Direct: (403) 539-6343
Investor Toll Free: 1-877-539-6300

AUDITORS

Deloitte & Touche LLP
Chartered Accountants
Calgary, Alberta

BANKERS

The Toronto-Dominion Bank
Canadian Imperial Bank of Commerce
Bank of Montreal
Alberta Treasury Branches
BNP Paribas (Canada)
The Bank of Nova Scotia
Union Bank of California, NA

ENGINEERING CONSULTANTS

Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta

STOCK EXCHANGE LISTING

Toronto Stock Exchange trading symbol AE.UN
Debenture listing AE.DB

HEAD OFFICE

1800, 255 - 5th Avenue SW
Calgary, Alberta
Canada T2P 3G6
Telephone (403) 539-6300
Facsimile (403) 539-6499
Email: info@acclaimtrust.com
Website: www.acclaimtrust.com



ACCLAIM
Energy Trust

ADVISORY: Certain information regarding Acclaim, including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital funds from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

1

ACCLAIM
Energy Trust

Interim Report to Unitholders

Acclaim Energy Trust is pleased to announce the results for the first quarter of 2003. During the quarter, Acclaim continued to execute on its strategy of disciplined growth of reserves, production and cash flow while prudently managing its balance sheet.

Acclaim's first quarter featured numerous highlights:

- *On January 28, 2003 Acclaim closed the acquisition of Elk Point Resources Inc. ("Elk Point") for approximately $174 million which was accretive on a per unit basis to cash flow, reserves, production and net asset value.*
- *Average quarterly production increased to 18,200 boe/d including natural gas sales of 55.2 mmcf/d and crude oil and natural gas liquids production of 8,996 bbls/d, an increase of 21 percent over the fourth quarter of 2002.*
- *Cash flow increased by 66 percent to $35.2 million as compared to $21.2 million during the fourth quarter 2002.*
- *Distributions paid during the first quarter totaled $24.4 million or $0.195 per unit. Acclaim retained $10.8 million or $0.105 per unit to fund capital expenditures and reduce bank debt. This represents a payout ratio of 65 percent on a per unit basis.*
- *Acclaim completed an active development program in the first quarter, incurring $8.8 million in development drilling, well recompletions and facility enhancements while drilling 14 gross wells (9.3 net) with a 100 percent success rate.*
- *Subsequent to quarter end, on May 5, 2003, Acclaim announced a $141 million acquisition of long-life light oil and natural gas properties in west central Alberta.*

The strength of these achievements and financial results further position Acclaim to generate internal growth, increase operating efficiencies and provides the ability to consider additional growth opportunities as they arise.

Financial Summary

	Three Months Ended March 31 [1]		
($000s except per unit amounts)	**2003**	**2002**	**% Change**
Petroleum and natural gas sales	**64,022**	28,202	127
Cash flow from operations	**35,177**	15,023	134
Per unit - basic	**0.30**	0.31	(3)
Per unit - diluted	**0.30**	0.31	(3)
Net income	**7,189**	26	-
Per unit - basic	**0.06**	-	-
Per unit - diluted	**0.06**	-	-
Distributions	**24,431**	-	-
Per unit	**0.195**	-	-
Capital expenditures	**10,527**	18,842	(44)
Bank debt	**149,447**	131,369	14
Working capital deficiency	**14,940**	7,378	102
Trust units outstanding			
Basic [2]	**125,735**	48,099	161
Assuming full dilution [2,3]	**144,412**	52,075	177
Weighted average trust units outstanding			
Basic [2]	**116,696**	48,093	143
Diluted [2]	**116,965**	48,578	141

[1] *The business combination of Acclaim and Ketch Energy Ltd. ("Ketch Energy") which occurred on October 1, 2002 was accounted for as a reverse takeover of Acclaim by Ketch Energy. Accordingly, these consolidated financial statements include the results of operations and cash flows of the combined Trust for the three months ended March 31, 2003, but the comparative figures for the prior year are the results of operations and cash flows of Ketch Energy only.*

[2] *Comparable units for March 31, 2002 are based on the conversion ratio of 1.15 units for each Ketch Energy share then outstanding.*

[3] *Diluted units assume conversion of convertible debentures at $3.90 per Acclaim unit, the exchange of the preferred shares and the exercise of all outstanding options.*

Acclaim Energy Trust

Operational Summary

	Three Months Ended March 31		
	2003	2002	% Change
Average daily production			
Natural gas *(mcf/d)*	**55,225**	46,216	19
Crude oil *(bbls/d)*	**7,266**	3,190	128
Natural gas liquids *(bbls/d)*	**1,730**	1,454	19
Oil equivalent *(boe/d)*	**18,200**	12,347	47
Average selling price			
Natural gas *($/mcf)*			
Before hedging	**7.32**	2.96	147
After hedging	**6.79**	4.36	56
Crude oil *($/bbl)*			
Before hedging	**42.79**	29.69	44
After hedging	**38.15**	27.13	41
Natural gas liquids *($/bbl)*	**34.14**	17.39	96
Oil equivalent *($/bbl)*			
Before hedging	**42.54**	20.78	105
After hedging	**39.09**	25.38	54

Message to Unitholders

The first quarter of 2003 represented the second full quarter of financial and operating results since the combination of Acclaim and Ketch Energy on October 1, 2002. The quarter was highlighted by the closing of the acquisition of Elk Point Resources Inc. and strong financial and operating results. Subsequent to the quarter end, Acclaim announced a significant property acquisition and related financing.

ACQUISITION OF ELK POINT RESOURCES INC.

On January 28, 2003, Acclaim closed the previously announced acquisition of Elk Point. The transaction was valued at approximately $174 million. The production and reserve acquisition costs for light oil and natural gas were very attractive at $25,900 per boe/d, $8.75 per boe for established reserves and $10.00 per boe for proven reserves. The acquisition was accretive on a per unit basis to cash flow, reserves, production and net asset value and was an exceptional property fit in central and northern Alberta. Acclaim's natural gas weighting increased to 53 percent with this transaction.

WEST CENTRAL ACQUISITION

Subsequent to quarter end, on May 5, 2003, Acclaim announced it had entered into an agreement to acquire a package of long-life, high quality light oil and natural gas producing properties in west central Alberta for approximately $141 million. The acquisition is expected to close mid to late June, with an effective date of April 1, 2003.

The assets include unit and non-unit interests in the Willesden Green, Gilby West and Gilby East areas of west central Alberta. These properties are highly concentrated, 90 percent operated and adjacent to Acclaim's existing properties in its western region. The acquisition also includes working interests in the Willesden Green and Gilby West gas plants and 100 percent ownership and operatorship of several oil batteries in the area. Current production from the assets is approximately 3,550 boe/d, including 9.9 mmcf/d of natural gas and 1,900 bbls/d of light oil and natural gas liquids. This will increase Acclaim's overall production to approximately 23,000 boe/d. The parameters for this acquisition were also very attractive at $9.25 per boe for established reserves, $10.32 for proven reserves and $37,950 per flowing barrel of oil equivalent.

Message to Unitholders

Acclaim's acquisition strategy is focused on acquiring high quality, long-life assets with significant development potential. The acquired assets are characterized by high netbacks and include an exceptionally long reserve life of 10.1 years on a proven basis and 11.3 years on an established basis.

In connection with this transaction, Acclaim entered into an agreement with a syndicate of underwriters, led by CIBC World Markets Inc., to sell 19.25 million Trust Units at $3.90 each to raise gross proceeds of $75.075 million on a bought deal basis. Acclaim also granted the underwriters an Underwriter's Option and a further Over-allotment Option to purchase up to an additional 5.101 million Trust Units at the same offering price. The Underwriter's Option and the Over-allotment Option were both fully exercised and the total gross proceeds of the issue, which closed May 23, 2003, were $94.970 million.

Net proceeds of the financing were used temporarily to reduce bank indebtedness and ultimately to pay a portion of the purchase price of the acquisition and to continue with Acclaim's business strategy of acquiring long-life reserves and exploiting its asset base.

FINANCIAL AND OPERATING RESULTS

Production increases associated with the Elk Point acquisition in conjunction with exceptional commodity prices provided strong financial and operating results for the first quarter of 2003 and significant quarter over quarter growth.

Petroleum and natural gas revenue totaled $64.0 million for the three months ended March 31, 2003, as compared to $28.2 million reported for the corresponding period in 2002. Compared to the fourth quarter 2002, quarterly revenue increased 54 percent from $41.6 million due to production gains of 21 percent and a 31 percent increase in the average price received per boe of $39.09 compared to $29.95/boe in the fourth quarter of 2002.

Cash flow from operations totaled $35.2 million, or $0.30 per unit, representing a 134 percent increase from the $15.0 million reported for the same period in 2002. Cash flow during the quarter was 66 percent higher than the $21.2 million or $0.22 per unit reported for the fourth quarter 2002.

Net income for the three months ended March 31, 2003 increased to $7.2 million or $0.06 per unit more than four times net income reported in the fourth quarter of 2002.

Production of crude oil and natural gas liquids for the three months ended March 31, 2003 averaged 8,996 bbls/d compared to 7,742 bbls/d for the fourth quarter in 2002. Natural gas production increased 25 percent to 55.2 mmcf/d from 44.1 mmcf/d in the fourth quarter 2002. The increase in volumes is directly attributable to the acquisition of Elk Point effective January 28, 2003. The acquisition improved Acclaim's natural gas weighting to 53 percent.

During the first quarter of 2003, Acclaim was very active, recompleting 5 wells and participating in the drilling of 14 wells (9.3 net), resulting in 12 oil wells (9.0 net), 2 natural gas wells (0.3 net) and no dry holes. This program targeted oil primarily in west central and south east Saskatchewan and natural gas in west central and northern Alberta.

CASH DISTRIBUTIONS

Cash distributions to unitholders during the first three months of 2003 totaled $24.4 million or $0.195/unit. Due primarily to strong commodity prices, distributions during the first quarter represented only 69 percent of cash flow from operations, with the $10.8 million excess being utilized to fund the Trusts' capital expenditure program and reduce bank debt. The cash on cash yield of distributing $0.065 per Trust unit based on a market price of $4.13/unit, is 18.8 percent. Acclaim continues to forecast that 100 percent of its distributions in 2003 will be tax deferred. Acclaim's hedging program, combined with current forward market prices are expected to allow the Trust to maintain distributions at the current level for the balance of the year.

Message to Unitholders

PRICE RISK MANAGEMENT

Acclaim's hedging program is designed to reduce risk and provide long-term stable cash distributions to unitholders. For the balance of 2003, the existing positions will provide floors for approximately 50 percent of both natural gas and crude oil production at an average net price of Cdn. $5.08/mcf and U.S. WTI $23.90/bbl respectively. For 2004, Acclaim has recently obtained floors for 21,000 GJ/d of its natural gas production through April 2004, at an average net price of Cdn. $5.55/mcf through a series of collars. Downside protection for 2,500 bbls/d of its crude oil for 2004 has also been obtained through a series of collars which will provide an average floor price of U.S. WTI $24.37/bbl. Acclaim will continue to obtain price protection for both natural gas and crude oil for up to 50 to 75 percent of its production for 2003 and 2004, as market opportunities arise.

OUTLOOK

Acclaim will continue to pursue a consistent corporate strategy focused on stable and balanced growth through the exploitation of its asset base and the acquisition of long-life, quality assets. This strategy has improved Acclaim's market position significantly over the past six months through increased established reserves, production and reserve life.

The west central Alberta property acquisition announced May 5, 2003 is scheduled to close in mid to late June and will be integrated immediately with the balance of our assets. This acquisition, in conjunction with the Elk Point transaction which closed at the end of January 2003, will result in an increase in production during the first six months of 2003 of more than 50 percent. In order to further enhance our strategy for growth and increase operating efficiencies, a component of asset rationalization is contemplated. To that end, we are currently reviewing our asset base with a view to preparing a package of non-core properties for potential disposition in the third quarter of 2003.

Commodity prices in the first quarter of 2003 were strong, which has provided even greater support for the transactions which Acclaim has completed. While prices may soften in the short term, Acclaim has positioned itself with a balanced portfolio of crude oil and natural gas and has provided downside price protection to reduce exposure to volatility in commodity prices. The objective is to maintain a financially strong Trust, which can grow and yet provide consistent distributions to unitholders which are expected to be 100 percent tax deferred into 2004.

With our balanced portfolio of natural gas and light oil production and out strong balance sheet, we believe we can continue to grow Acclaim for the benefit of unitholders and look forward to reporting our progress during the next quarter.

On behalf of the Board of Directors:

Robert G. Brawn
Chairman
May 27, 2003

J. Paul Charron
President and Chief Executive Officer

Management's Discussion & Analysis

Management's Discussion and Analysis ("MD&A") should be read in conjunction with the Interim Unaudited Financial Statements and notes thereto of Ketch Energy Ltd. ("Ketch Energy") for the three months ended March 31, 2002 and the Audited Consolidated Financial Statements of Acclaim Energy Trust and MD&A for the year ended December 31, 2002. The business combination of Acclaim and Ketch Energy Ltd. ("Ketch Energy"), which occurred on October 1, 2002 was accounted for as a reverse takeover of Acclaim by Ketch Energy. Accordingly, these consolidated financial statements include the results of operations and cash flows of the combined Trust for the three months ended March 31, 2003, but the comparative figures for the prior year are the results of operations and cash flows of Ketch Energy only. This discussion provides Management's analysis of Acclaim's historical financial and operating results and provides estimates of Acclaim's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. The reader must also be aware that historical results are not necessarily indicative of future performance.

ACQUISITION OF ELK POINT RESOURCES INC.

On January 28, 2003, pursuant to a plan of arrangement, Acclaim Energy Trust ("Acclaim" or the "Company") acquired all the issued and outstanding shares of Elk Point Resources Inc. ("Elk Point"). The transaction, including bank debt, was valued at approximately $174 million. To fund the transaction, Acclaim paid $10.9 million in cash and issued approximately 26.3 million trust units for all the issued and outstanding common shares of Elk Point.

CAPITAL EXPENDITURES

During the three months ended March 31, 2003, Acclaim participated in the drilling of 14 wells (9.3 net) with 100 percent success resulting in 12 oil wells (9.0 net) and 2 natural gas wells (0.3 net).

	Three Months Ended March 31	
***Capital expenditures** (\$000s)*	**2003**	**2002**
Property acquisitions	**$ 1,721**	$ -
Land	**-**	1,909
Geological and geophysical	**499**	2,694
Drilling	**6,429**	8,312
Production equipment and facilities	**1,878**	5,457
Capitalized G&A	**-**	470
Total capital expenditures	**$ 10,527**	$ 18,842

REVENUE

Gross revenue totaled $69.7 million during the quarter as compared to $23.1 million for the same period in 2002 due to significant increases in both production and commodity prices. Included in petroleum and natural gas sales are $5.7 million of commodity hedging losses (2002 - gain $5.1 million).

Natural gas sales averaged 55.2 mmcf/d, 19 percent higher than the 46.2 mmcf/d reported for the first quarter 2002. Crude oil and liquids production increased 94 percent to 8,996 bbls/d from 4,644 bbls/d reported in the prior year. The increase is directly attributable to the combination of Acclaim and Ketch Energy on October 1, 2002 and the Elk Point acquisition which closed January 28, 2003.

	Three Months Ended March 31	
***Revenue analysis** (\$000s)*	**2003**	**2002**
Crude oil and natural gas liquids	**$ 33,296**	$ 10,800
Natural gas	**36,385**	12,295
Hedging gain (loss)	**(5,659)**	5,107
Petroleum and natural gas sales	**64,022**	28,202
Crown royalties	**(12,267)**	(2,802)
Other royalties	**(3,426)**	(2,919)
Alberta Royalty Tax Credit	**183**	500
	$ 48,512	$ 22,981

Acclaim's natural gas price averaged $7.32/mcf for the three months ended March 31, 2003, an increase of 147 percent from $2.96/mcf reported for the equivalent period in 2002. Crude oil prices averaged $42.79/bbl as compared to $29.69/bbl a year earlier. Expectations are for commodity prices to remain strong throughout the remainder of the year.

	Three Months Ended March 31	
Operating netbacks per unit of production ($/boe)	**2003**	**2002**
Sale price	**$ 39.09**	$ 25.38
Less:		
Royalties	**9.47**	4.70
Operating costs	**5.50**	4.63
Operating netback	**$ 24.12**	$ 16.05

ROYALTIES

Royalties for the three months ended March 31, 2003 averaged $9.47/boe or 24 percent of Acclaim's total petroleum and natural gas sales. This compares to $4.70/boe or 18.5 percent of total gross sales reported for the same period in 2002. Excluding hedging gains and losses, royalties as a percentage of sales approximates 22 percent in each of these periods.

OPERATING COSTS

For the three months ended March 31, 2003, operating costs totaled $9.0 million compared to $5.1 million during the same period a year earlier. On a unit of production basis, operating costs averaged $5.50/boe compared to $4.63/boe for the prior year. Operating costs associated with the original Acclaim properties and Elk Point assets are higher than those of the Ketch Energy properties, therefore resulting in an increase on a quarter over quarter basis. Acclaim continues to focus efforts on operational efficiencies which will optimize production and reduce operating costs in total and on a unit-of-production basis.

INTEREST EXPENSE

Interest expense increased to $1.9 million from $1.6 million a year earlier. Average debt levels increased quarter over quarter, reflecting the combination of Ketch Energy and Acclaim on October 1, 2002 and the acquisition of Elk Point.

Interest rates continue to favor producers, with average rates during the quarter of approximately 4.6 percent to Acclaim. These rates are not expected to increase substantially in the short term.

INCOME TAXES

Including the acquisition of Elk Point, Acclaim has accumulated tax pools of approximately $330 million. Acclaim estimates that all distributions in 2003, based on the current commodity price environment and estimated financial results for the year, will be tax deferred and treated as a return of capital.

CASH FLOW AND EARNINGS

Cash flow from operations totaled $35.2 million or $0.30 per unit, representing a 134 percent increase from the $15.0 million reported for the same period in 2002 reflecting the impact of both production and commodity price increases.

Net income for the three months ended March 31, 2003 totaled $7.2 million or $0.06 per unit, compared to $26,000 reported for the first quarter of 2002.

LIQUIDITY AND CAPITAL RESOURCES

Acclaim has an extendible revolving term credit facility with a syndicate of financial institutions in the amount of $195 million including a $180 million revolving facility and a $15 million operating facility. Available borrowings are limited by a borrowing base, most recently established with the $141 million acquisition of assets in central Alberta, based on the value of petroleum and natural gas assets as determined by the lenders. Upon closing of the transaction in mid to late June 2003, the facility will increase to $270 million, including a $255 million revolving facility and a $15 million operating facility. The loan is reviewed annually and may be extended at the option of the lender for an additional 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. The loan has therefore been classified as long-term on the balance sheet.

At March 31, 2003, $149.4 million was drawn under the facility. Working capital liquidity is maintained by drawing from and repaying the unutilized credit facilities as needed. At March 31, 2003, Acclaim had a working capital deficiency of $14.9 million.

As at March 31, 2003 Acclaim had issued capital of 125.7 million units. Approximately 26.3 million units were issued during the first quarter on the acquisition of Elk Point.

Acclaim Energy Trust

Consolidated Balance Sheets

($000s)	March 31, 2003	December 31, 2002
ASSETS	(unaudited)	
Current assets		
Accounts receivable	$ 56,685	$ 36,701
Prepaid expenses	8,508	7,598
	65,193	44,299
Deferred charge	268	386
Property, plant and equipment	868,865	688,338
Accumulated depletion and depreciation	(146,326)	(125,790)
	722,539	562,548
Goodwill	70,539	51,178
	$ 858,539	$ 658,411
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 68,067	$ 45,926
Distributions payable	8,173	6,376
Debenture payable	2,401	3,225
Current portion of obligation under capital lease	1,492	1,275
Bank debt *(Note 7)*	-	73,355
	80,133	130,157
Bank debt *(Note 7)*	149,447	-
Hedging and capital lease obligations	3,558	3,806
Deferred revenue	563	612
Future income taxes	158,369	143,339
Future site restoration and abandonment	15,008	8,738
	407,078	286,652
UNITHOLDERS' EQUITY		
Capital *(Note 3)*	418,675	317,734
Convertible preferred shares *(Note 3)*	8,566	8,566
Convertible debentures *(Note 3)*	39,538	42,363
Accumulated earnings	29,498	22,309
Accumulated distributions *(Note 4)*	(44,816)	(19,213)
	451,461	371,759
	$ 858,539	$ 658,411

Subsequent event (Note 7).

See accompanying notes to consolidated financial statements.

Consolidated Statements of Earnings and Accumulated Earnings (Note 1)

($000s except per unit amounts, unaudited)	**Three Months Ended March 31**	
	2003	**2002**
REVENUE		
Petroleum and natural gas sales	$ 64,022	$ 28,202
Royalties (net of ARTC)	(15,510)	(5,221)
	48,512	22,981
EXPENSES		
Operating	9,006	5,142
General and administrative	1,880	815
Interest	1,920	1,646
Depletion, depreciation and amortization	20,653	14,696
Provision for site restoration	1,425	500
	34,884	22,799
Earnings before taxes	13,628	182
Provision for capital taxes	529	355
Provision for (recovery of) future income taxes	5,910	(199)
NET EARNINGS	7,189	26
Accumulated earnings, beginning of period	22,309	25,447
Accumulated earnings, end of period	$ 29,498	$ 25,473
Net earnings per unit		
Basic	$ 0.06	$ -
Diluted	$ 0.06	$ -
Weighted average units outstanding		
Basic	116,696	48,093
Diluted	116,965	48,578

See accompanying notes to consolidated financial statements.

Acclaim Energy Trust

Consolidated Statements of Cash Flows (Note 1)

($000s except per unit amounts, unaudited)	*Three Months Ended March 31*	
	2003	**2002**
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:		
OPERATING ACTIVITIES		
Net earnings	**$ 7,189**	$ 26
Adjustments for:		
Depletion, depletion and amortization	**20,653**	14,696
Provision for site restoration	**1,425**	500
Provision for (recovery of) future income taxes	**5,910**	(199)
Cash flows from operations	**35,177**	15,023
Changes in non-cash operating working capital	**(376)**	3,495
Cash flows provided by operating activities	**34,801**	18,518
FINANCING ACTIVITIES		
Proceeds from bank debt	**17,635**	3,296
Repayment of debentures	**(824)**	-
Proceeds from issuance of units and shares, net of issue costs	**2,254**	(6)
Reduction of hedging, capital lease obligations and deferred revenue	**(1,301)**	(288)
Distribution to unitholders	**(23,806)**	-
Other	**(110)**	-
Cash flows provided by (used in) financing activities	**(6,152)**	3,002
INVESTING ACTIVITIES		
Petroleum and natural gas property expenditures	**(10,527)**	(18,842)
Acquisition of subsidiary *(Note 2)*	**(20,444)**	-
Changes in non-cash investing working capital	**2,322**	(2,678)
Cash used in investing activities	**(28,649)**	(21,520)
Cash, beginning and end of period	**$ -**	$ -
The Trust paid the following cash amounts:		
Interest	**$ 395**	$ 1,646
Capital taxes	**$ 259**	$ 355

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Unaudited, all tabular amounts, except per unit, expressed in $000s

1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Acclaim Energy Trust ("Acclaim") have been prepared by management following the same accounting policies and methods that were used in and disclosed in the audited annual consolidated financial statements for the year ended December 31, 2002. Certain information and footnote disclosure normally included in the audited annual consolidated financial statements has been condensed or omitted. These interim financial statements should be read in conjunction with the most recent audited annual consolidated financial statements.

The business combination of Acclaim and Ketch Energy Ltd. ("Ketch Energy") which occurred on October 1, 2002 was accounted for as a reverse takeover of Acclaim by Ketch Energy. Accordingly, these consolidated financial statements include the results of operations and cash flows of the combined Trust for the three months ended March 31, 2003, but the comparative figures for the prior year are the results of operations and cash flows of Ketch Energy only.

All numbers of shares of Ketch Energy up to the business combination on October 1, 2002 have been restated using the exchange ratio of 1.15 Ketch Energy shares for each Acclaim unit.

2. ACQUISITION OF ELK POINT RESOURCES INC.

On January 28, 2003 the Trust completed the acquisition of Elk Point Resources Inc. ("Elk Point"). The acquisition was accounted for by the purchase method of accounting. An estimate of the allocation to the fair value of the assets is as follows:

Allocation of purchase price:		
Net working capital	$	853
Petroleum and natural gas properties		170,000
Goodwill		19,361
Future income taxes		(9,119)
Bank debt		(58,457)
Hedging and lease obligation		(1,378)
Provision for future site restoration		(4,846)
	$	116,414
Consideration was comprised of:		
Issuance of 26,293 units *(Note 3)*	$	95,970
Cash		10,890
Transaction costs		9,554
	$	116,414

Concurrent with the acquisition of Elk Point, the credit facility with the syndicate of banks was increased to an aggregate of $195 million from an aggregate of $150 million. As stated in Note 7 the credit facility will be further increased to $270 million in conjunction with the closing of the West Central Alberta acquisition.

3. CAPITAL

a) Trust Units	***Number of Units** (000s)*		***Amount***
Balance, December 31, 2002	98,099	$	317,734
Units issued pursuant to acquisition - Elk Point	26,293		95,970
Units issued pursuant to private placement, net of costs	548		1,941
Units issued on conversion of debentures	697		2,717
Exercise of unit options	16		50
Issued for employee savings plan	82		263
Balance, March 31, 2003	125,735	$	418,675

b) Convertible Preferred Shares	***Number of Units** (000s)*		***Amount***
Balance, March 31, 2003	1,763	$	8,566

Notes to Consolidated Financial Statements

Unaudited, all tabular amounts, except per unit, expressed in $000s

c) Convertible Debentures	Number of Units Available on Conversion (000s)		Amount
Balance, December 31, 2002	11,324	$	42,363
Issue costs	-		(108)
Converted to units during the period	(697)		(2,717)
Balance, March 31, 2003	10,627	$	39,538

d) Unit Based Compensation Plan	Weighted Number of Options (000s)		Average Exercise Price
Balance, December 31, 2002	5,146	$	3.94
Granted	1,157		4.05
Exercised	(16)		3.11
Balance, March 31, 2003	6,287	$	3.96

Had the fair value method been used to account for its unit based compensation plan, the impact of options granted on the Trust's proforma net earnings would have been negligible.

4. DISTRIBUTIONS TO UNITHOLDERS

The following distributions have been made to unitholders:

Record Date	Payment Date	$/Unit		Distribution
Distributions on issued units				
October 31, 2002	November 20, 2002	0.065	$	6,324
November 30, 2002	December 20, 2002	0.065		6,325
December 31, 2002	January 20, 2003	0.065		6,376
		0.195		19,025
January 31, 2003	February 20, 2003	0.065		8,109
February 28, 2003	March 20, 2003	0.065		8,149
March 31, 2003	April 20, 2003	0.065		8,173
		0.195		24,431
Accumulated distributions on units				43,456
Distributions (interest) on convertible debentures				
December 31, 2002	June 30, 2003	-		188
March 31, 2003	June 30, 2003	-		1,172
Accumulated distributions (interest) on convertible debentures				1,360
Accumulated distributions			$	44,816

Unaudited, all tabular amounts, except per unit, expressed in $000s

5. HEDGING

The following hedge commitments have been put in place as noted below:

2003 Commodity Contracts	***Q2***	***Q3***	***Q4***
Natural Gas			
Fixed price *(GJ/d)*	8,000	8,000	2,667
Average price	$5.06	$5.06	$5.06
Collars *(GJ/d)*	22,000	22,000	17,333
Average floor price	$4.50	$4.50	$4.97
Average ceiling price	$6.28	$6.28	$8.98
Call options	8,000	8,000	4,667
Average call option price	$4.69	$4.69	$4.69
Crude Oil			
Fixed price *(bbls/d)*	433	500	500
Average price *(US$)*	$28.79	$28.25	$28.08
Collars *(bbls/d)*	4,000	4,000	4,000
Average floor price	$23.75	$24.00	$24.00
Average ceiling price	$28.98	$29.73	$29.73

2004 Commodity Contracts

Daily Quantity	***Contract Price***	***Index***	***Term***
Natural Gas - Collars			
5,000 GJ	CDN$5.00 - 10.00	AECO	November 2002-April 2004
5,000 GJ	CDN$5.00 - 11.00	AECO	November 2002-April 2004
5,000 GJ	CDN$5.60 - 10.00	AECO	November 2003-April 2004
5,000 GJ	CDN$6.00 - 12.00	AECO	November 2003-April 2004
Crude Oil - Collars			
500 bbls	US$22.00 - 28.20	WTI	January 2004-June 2004
Crude Oil - Three Way Contracts			
1,000 bbls	US$20.00 - 24.00 - 30.20	WTI	January 2004-July 2004
500 bbls	US$21.00 - 24.50 - 30.15	WTI	January 2004-July 2004
1,000 bbls	US$21.00 - 25.00 - 29.45	WTI	January 2004-December 2004
1,000 bbls	US$21.25 - 24.50 - 29.95	WTI	July 2004-December 2004

6. COMMITMENTS AND GUARANTEES

In addition to hedging commitments, the Trust has various commitments and guarantees in the normal course of business, none of which, in management's view, are significant.

7. SUBSEQUENT EVENTS

On May 5, 2003 Acclaim announced that it had entered into an agreement to purchase certain oil and gas assets in west central Alberta for approximately $141 million. The acquisition is expected to close mid to late June with an effective date of April 1, 2003. Completion of the transaction is subject to customary regulatory and other conditions, including rights of first refusal on less that 10 percent of the lands.

In conjunction with the transaction, Acclaim entered into a bought deal financing to sell 24.3 million Trust Units at $3.90 each to raise net proceeds of $90.2 million. In addition, Acclaim's existing credit facility will be amended and increased to $270 million, including a $255 million revolving facility and a $15 million operating facility. Pursuant to the terms of the facility, Acclaim may extend the revolving period for a further 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. Therefore, the credit facility has been classified as long-term on the balance sheet.

Corporate Information

DIRECTORS

Robert G. Brawn, B. Sc., P. Eng. [1,2,4]
Chairman of the Board of Directors

Jack C. Lee, B.A., B. Comm. [2,3,4]
Vice Chairman of the Board of Directors

J. Paul Charron, CA
President & Chief Executive Officer

Noel A. Cleland , P. Eng. [4]
Director

R. Carl Smith [2]
Director

Frank W. King, O.C., LID, B. Sc., P. Eng. [1,2]
Director

Grant B. Fagerheim [1,3]
Director

[1] Member of Corporate Governance Committee
[2] Member of Audit Committee
[3] Member of Reserves Committee
[4] Member of Compensation Committee

AUDITORS

Deloitte & Touche LLP
Chartered Accountants
Calgary, Alberta

BANKERS

The Toronto-Dominion Bank
Canadian Imperial Bank of Commerce
Bank of Montreal
Alberta Treasury Branches
BNP Paribas (Canada)
The Bank of Nova Scotia
Union Bank of California, NA

ENGINEERING CONSULTANTS

Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta

STOCK EXCHANGE LISTING

Toronto Stock Exchange trading symbol AE.UN
Debenture listing AE.DB

INVESTOR RELATIONS

Kerklan (Kerk) Hilton, B.A.C.
Manager, Investor Relations
Direct: (403) 539-6343
Investor Toll Free: 1-877-539-6300

HEAD OFFICE

1800, 255 - 5th Avenue SW
Calgary, Alberta
Canada T2P 3G6
Telephone (403) 539-6300
Facsimile (403) 539-6499
Email: info@acclaimtrust.com
Website: www.acclaimtrust.com


ACCLAIM
Energy Trust

ADVISORY: Certain information regarding Acclaim, including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital funds from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.


04 APR -7 7:21

MATERIAL CHANGE REPORT

1. **Reporting Issuer:**

Acclaim Energy Trust
1800, 255 – 5th Avenue S.W.
Calgary, Alberta
T2P 3G6

2. **Date of Material Change:**

October 27, 2003

3. **News Release**

A press release dated October 27, 2003 disclosing in detail the material summarized in this Material Change Report was issued by Acclaim Energy Trust (the "Trust") from Calgary, Alberta on October 27, 2003 and disseminated through the facilities of a recognized newswire service, which, in the normal course of its dissemination, would have been received by the securities commissions in each jurisdiction where the Trust is a reporting issuer and on the stock exchange on which the securities of the Trust are listed and posted for trading.

4. **Summary of Material Change:**

The Trust completed an offering of 4,255,000 of its trust units ("Units") at a price of $11.00 per Unit for gross proceeds of $46,805,000, which number of Units includes the full exercise by the Underwriters (as defined below) of their over-allotment option to purchase an additional 555,000 Units. The offering was underwritten by a syndicate led by CIBC World Markets Inc. and including BMO Nesbitt Burns Inc., Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc. and FirstEnergy Capital Corp. (collectively, the "Underwriters").

5. **Full Description of Material Change:**

The Trust completed an offering of 4,255,000 of its Units at a price of $11.00 per Unit for gross proceeds of $46,805,000, which number of Units includes the full exercise by the Underwriters of their over-allotment option to purchase an additional 555,000 Units. After giving effect to the offering, the Trust has approximately 73.1 million Units issued and outstanding. The offering was underwritten by the Underwriters pursuant to an underwriting agreement among the Trust, Acclaim Energy Inc. and the Underwriters dated October 2, 2003.

The net proceeds of the offering will be used to partially repay indebtedness, expand the Trust's capital expenditure program and be available to fund future acquisitions.

6. **Reliance on Confidentiality Provisions:**

Not applicable.

7. **Omitted Information:**

Not applicable.

8. **Senior Officers:**

For further information, please contact J. Paul Charron, President and Chief Executive Officer or David J. Broshko, Vice President, Finance and Chief Financial Officer by phone at (403) 539-6300 or by fax at (403) 539-6499.

9. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

This statement is made in the City of Calgary, in the Province of Alberta, as of October 27, 2003.

ACCLAIM ENERGY TRUST,
by its attorney, **ACCLAIM ENERGY INC.**

Per: (Signed) J. Paul Charron
J. Paul Charron
President and Chief Executive Officer

cc: Toronto Stock Exchange

04 APR -7 AM 7:21

MATERIAL CHANGE REPORT

1. **Reporting Issuer:**

Acclaim Energy Trust
1800, 255 – 5th Avenue S.W.
Calgary, Alberta
T2P 3G6

2. **Date of Material Change:**

July 22, 2003

3. **News Release**

A press release dated July 22, 2003 disclosing in detail the material summarized in this Material Change Report was issued by Acclaim Energy Trust (the "Trust") from Calgary, Alberta on July 22, 2003 and disseminated through the facilities of a recognized newswire service, which, in the normal course of its dissemination, would have been received by the securities commissions in each jurisdiction where the Trust is a reporting issuer and on the stock exchange on which the securities of the Trust are listed and posted for trading.

4. **Summary of Material Change:**

The Trust completed an offering of 6,590,000 of its trust units ("Units") at a price of $10.95 per Unit for gross proceeds of $72,160,500, which number of Units includes the full exercise by the Underwriters (as defined below) of their over-allotment option to purchase an additional 650,000 Units. The offering was underwritten by a syndicate led by CIBC World Markets Inc. and including BMO Nesbitt Burns Inc., Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc. and FirstEnergy Capital Corp. (collectively, the "Underwriters").

5. **Full Description of Material Change:**

The Trust completed an offering of 6,590,000 of its Units at a price of $10.95 per Unit for gross proceeds of $72,160,500, which number of Units includes the full exercise by the Underwriters of their over-allotment option to purchase an additional 650,000 Units. After giving effect to the offering, the Trust has 67.0 million Units issued and outstanding. The offering was underwritten by the Underwriters pursuant to an underwriting agreement among the Trust, Acclaim Energy Inc. and the Underwriters dated June 23, 2003.

The net proceeds of the offering will be used to temporarily reduce bank indebtedness and ultimately applied to the Trust's $72 million acquisition of a package of natural gas weighted producing properties located in its core operating areas in western Canada, scheduled to close in early August with an effective date of July 1, 2003.

6. **Reliance on Confidentiality Provisions:**

Not applicable.

7. **Omitted Information:**

Not applicable.

8. **Senior Officers:**

For further information, please contact J. Paul Charron, President and Chief Executive Officer or David J. Broshko, Vice President, Finance and Chief Financial Officer by phone at (403) 539-6300 or by fax at (403) 539-6499.

9. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

This statement is made in the City of Calgary, in the Province of Alberta, as of July 22, 2003.

ACCLAIM ENERGY TRUST,
by its attorney, **ACCLAIM ENERGY INC.**

Per: (Signed) J. Paul Charron
J. Paul Charron
President and Chief Executive Officer

cc: Toronto Stock Exchange

STOCK POWER

FOR VALUE RECEIVED, WPA Hotel Holdings Inc. hereby assigns and transfers unto Woodbridge Á Íslandi SF, Branch Office Zug, Two Thousand Four Hundred (2,400) shares of common stock of WPA Hotel Inc., a Delaware corporation, standing in its name on the books of WPA Hotel Inc. and represented by Certificate No. 14 attached hereto, and does hereby irrevocably constitute and appoint ______________ __________________ as its true and lawful attorney in its name and stead, to assign and transfer all or any part of such shares of common stock on the books of WPA Hotel Inc. and for that purpose, to make and execute all necessary acts of assignment and transfer, with full power of substitution in the premises.

Dated: ________________________

WPA HOTEL HOLDINGS INC.

By: ___________________________
Name:
Title:

MATERIAL CHANGE REPORT

1. **Reporting Issuer:**

   Acclaim Energy Trust
   1800, 255 – 5th Avenue S.W.
   Calgary, Alberta
   T2P 3G6

2. **Date of Material Change:**

   May 23, 2003

3. **News Release**

   A press release dated May 23, 2003 disclosing in detail the material summarized in this Material Change Report was issued by Acclaim Energy Trust (the "Trust") from Calgary, Alberta on May 23, 2003 and disseminated through the facilities of a recognized newswire service, which, in the normal course of its dissemination, would have been received by the securities commissions in each jurisdiction where the Trust is a reporting issuer and on the stock exchange on which the securities of the Trust are listed and posted for trading.

4. **Summary of Material Change:**

   The Trust completed an offering of 24,351,250 of its trust units ("Units") at a price of $3.90 per Unit for gross proceeds of $94,969,875, which number of Units includes the full exercise by the Underwriters (as defined below) of their option to purchase an additional 1,925,000 Units and their over-allotment option to purchase an additional 3,176,265 Units. The offering was underwritten by a syndicate led by CIBC World Markets Inc. and including BMO Nesbitt Burns Inc., Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc. and FirstEnergy Capital Corp. (collectively, the "Underwriters").

5. **Full Description of Material Change:**

   The Trust completed an offering of 24,351,250 of its Units at a price of $3.90 per Unit for gross proceeds of $94,969,875, which number of Units includes the full exercise by the Underwriters of their option to purchase an additional 1,925,000 Units and their over-allotment option to purchase an additional 3,176,265 Units. After giving effect to the offering, the Trust has 150.4 million Units issued and outstanding. The offering was underwritten by the Underwriters pursuant to an underwriting agreement among the Trust, Acclaim Energy Inc. and the Underwriters dated May 5, 2003.

   The net proceeds of the offering will be used to temporarily reduce bank indebtedness and ultimately applied to the Trust's $141 million acquisition of properties in west central Alberta, scheduled to close in mid to late June with an anticipated effective date of April 1, 2003.

6. **Reliance on Confidentiality Provisions:**

   Not applicable.

7. **Omitted Information:**

Not applicable.

8. **Senior Officers:**

For further information, please contact J. Paul Charron, President and Chief Executive Officer or David J. Broshko, Vice President, Finance and Chief Financial Officer by phone at (403) 539-6300 or by fax at (403) 539-6499.

9. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

This statement is made in the City of Calgary, in the Province of Alberta, as of May 27, 2003.

ACCLAIM ENERGY TRUST,
by its attorney, **ACCLAIM ENERGY INC.**

Per: (Signed)
J. Paul Charron
President and Chief Executive Officer

cc: The Toronto Stock Exchange

MATERIAL CHANGE REPORT

UNDER SECTION 146(1) OF THE *SECURITIES ACT* (ALBERTA) (FORM 27) AND UNDER COMPARABLE PROVISIONS OF OTHER PROVINCIAL SECURITIES LEGISLATION

1. **Reporting Issuer:**

   Acclaim Energy Trust
   1800, 255 – 5th Avenue S.W.
   Calgary, Alberta T2P 3G6

2. **Date of Material Change:**

   January 28, 2003

3. **Press Release:**

   A joint press release disclosing the details outlined in this Material Change Report was issued by Acclaim Energy Trust ("Acclaim") and Elk Point Resources Inc. ("Elk Point") on January 28, 2003 and disseminated through the facilities of Canada Newswire Limited and would have been received by the securities commissions where Acclaim is a "reporting issuer" and the stock exchange on which the securities of Acclaim are listed and posted for trading in the normal course of its dissemination.

4. **Summary of Material Change:**

   An arrangement involving the indirect acquisition by Acclaim of all of the issued and outstanding common shares of Elk Point was completed on January 28, 2003.

5. **Full Description of Material Change:**

   The shareholders and optionholders of Elk Point approved an arrangement (the "Arrangement") under section 192 of the *Canada Business Corporations Act* involving Acclaim, Acclaim Energy Inc., Elk Point and Burmis Energy Inc. on January 28, 2003. The Arrangement also received the approval of the Court of Queen's Bench of Alberta on January 28, 2003. Articles of Arrangement were filed on behalf of Elk Point on January 28, 2003. Under the Arrangement, 3967336 Canada Inc., an indirect wholly-owned subsidiary of Acclaim, acquired each Elk Point common share ("Elk Point Share") in exchange for, at the holder's election: (i) 0.95 of a trust unit of Acclaim, (ii) $3.70 cash, or (iii) a combination thereof, such consideration to be prorated in the event holders of Elk Point Shares elect to receive in the aggregate greater than $15,000,000 cash or 26,293,160 trust units of Acclaim, plus one-half of one share of Burmis Energy Inc. Burmis Energy Inc. acquired Elk Point's United States and certain minor Canadian properties prior to closing. Holders of options to purchase Elk Point Shares outstanding as at the effective date of the Arrangement received a cash payment per Elk Point option in an amount equal to $0.05.

   In accordance with the Arrangement, Elk Point shareholders elected to receive trust units in the capital of Acclaim aggregating in excess of the maximum 26,293,160 trust units available. Those shareholders that elected to receive trust units for their Elk Point Shares received 0.88537 of an Acclaim trust unit and $0.25172 cash for each Elk Point Share.

   Pursuant to the Arrangement, Acclaim issued 26,293,160 trust units and approximately 10.9 million in cash in exchange for all of the Elk Point Shares. Acclaim also assumed Elk Point's net total debt in the approximate amount of $56 million. On completion of the Arrangement, Acclaim has 124,456,925 trust units issued and outstanding. The shares of Elk Point were de-listed from trading on the Toronto Stock Exchange on January 30, 2003.

A copy of the Notice of Special Meeting and Information Circular dated December 17, 2002 relating to the special meeting of securityholders of Elk Point called in respect of the Arrangement (the "Circular") has been filed with the securities regulatory authority in each of the provinces of Canada and has been furnished to the securityholders of Elk Point. A copy of the amended and restated arrangement agreement is included as Appendix B to the Circular.

6. Reliance on Section 146(2) of the *Securities Act* (Alberta) or Equivalent Sections:

Not Applicable.

7. Omitted Information:

No information has been omitted.

8. Senior Officers:

J. Paul Charron, President and Chief Executive Officer of Acclaim Energy Inc., may be reached at (403) 261-9010 or by fax at (403) 262-6977.

9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

DATED effective January 28, 2003 at the City of Calgary, in the Province of Alberta.

ACCLAIM ENERGY TRUST
by Acclaim Energy Inc.

Per: (Signed) Stephanie Bunch
Stephanie Bunch
Controller

cc. Toronto Stock Exchange

The following discussion and analysis is management's assessment of Acclaim's historical financial and operating results and should be read in conjunction with the audited consolidated financial statements of the Trust for the year ended December 31, 2002, together with the notes related thereto. The reader should be aware that historical results are not necessarily indicative of future performance.

References in this discussion and analysis to boe refer to barrel of oil equivalent whereby natural gas volumes have been converted at a rate of 6 thousand cubic feet of natural gas to 1 barrel of oil. In accordance with Canadian practice, production volume, reserve volumes and revenues are reported on a gross basis, before deduction of Crown and other royalties, unless otherwise indicated.

IMPORTANT INFORMATION REGARDING COMPARATIVE FINANCIAL STATEMENTS

The business combination of Acclaim and Ketch Energy occurred October 1, 2002 and was pursuant to a Plan of Arrangement dated August 21, 2002. It has been accounted for as a reverse takeover of Acclaim by Ketch Energy as the shareholders of Ketch Energy became the controlling unitholders of Acclaim after the business combination. Under the reverse takeover form of accounting, Ketch Energy is deemed to have acquired Acclaim. The consolidated financial statements of the Trust for the year ended December 31, 2002 include the results of Ketch Energy for the full year 2002 and those of Acclaim from the date of deemed acquisition on October 1, 2002. All comparative figures and references to prior years in the following discussion are those of Ketch Energy.

The remaining MD&A refers to "Acclaim" or the "Trust" as the combined entity and the information included herein has been restated, as applicable, to reflect the trust unit exchange ratio of 1.15 Acclaim units for each Ketch Energy share, pursuant to the Plan of Arrangement.

2002 HIGHLIGHTS

Acclaim's year featured numerous highlights:

- *Merged Acclaim with Ketch Energy Ltd. ("Ketch Energy").*
- *Announced the $174 million acquisition of Elk Point Resources Inc. ("Elk Point"), which closed at the end of January 2003.*
- *In addition to other equity issues with net proceeds of $66 million, the Trust also issued convertible debentures with net proceeds of $43.2 million which further diversified Acclaim's capital structure.*
- *Altered the production mix to create a trust weighted towards high netback natural gas and light oil.*
- *Increased production to more than 20,000 boe/d at the end of January 2003, consisting of 53 percent natural gas, 39 percent light oil and NGLs and only 8 percent heavy oil.*
- *Increased established reserves to 68 mmboe in January 2003 with a commodity mix consistent with Acclaim's current production.*
- *Increased monthly distributions from $0.05 per unit at the beginning of the year to $0.065 per unit by the end of the year for a total return including capital appreciation of 40 percent.*

MAJOR TRANSACTIONS

Combination of Acclaim and Ketch Energy (the "Combination")

On July 18, 2002, Acclaim and Ketch Energy jointly announced an agreement to combine the mature assets of Ketch Energy with Acclaim and transfer certain of Ketch Energy's growth assets to Ketch Resources Ltd. The Combination was successfully completed on October 1, 2002 with resounding shareholder support.

In completing the Combination, Acclaim acquired all of the outstanding common shares of Ketch Energy in exchange for 1.15 Acclaim units. Acclaim issued approximately 56 million units to complete the transaction. In addition, each Ketch Energy shareholder received one-third of one common share of Ketch Resources Ltd., a junior oil and gas company that received a transfer of $32 million of assets from Ketch Energy.

As a condition precedent to the Combination, a subsidiary of Acclaim issued 1,762,594 preferred shares to acquire all of the common shares of Acclaim Energy Management Inc, an unrelated company previously contracted to perform management and advisory services. Accordingly, Acclaim has terminated the management contract and internalized management, thereby eliminating future cash payments for management and related fees.

In order to reduce indebtedness and finance its ongoing acquisition and development program, Acclaim issued 9.55 million subscription receipts at a price of $4.20 per subscription receipt for gross proceeds of $40 million. The subscription receipts were exchanged for trust units on a one for one basis upon closing the merger with Ketch Energy on October 1, 2002.

Acquisition of Elk Point

On November 27, 2002, Acclaim and Elk Point jointly announced a business combination pursuant to a plan of arrangement whereby Acclaim would acquire all of the issued and outstanding shares of Elk Point. Under the plan, all of Elk Point's US and certain minor Canadian properties were transferred to a new company called Burmis Energy Inc., the shares of which were distributed to Elk Point's shareholders.

The plan was overwhelmingly approved by Elk Point security holders at a special meeting on January 28, 2003. Pursuant to the arrangement, Acclaim issued approximately 26.3 million trust units and $10.9 million in cash in exchange for all of the Elk Point common shares. The transaction was valued at approximately $174 million taking into account Elk Point's debt. With the completion of the acquisition, Acclaim became the eighth largest conventional oil and gas trust in Canada on the basis of market capitalization.

The production and reserve acquisition costs for light oil and natural gas were very attractive at $25,900 per boe/d, $8.75 per boe for established reserves and $10.00 per boe for proven reserves. The acquisition was accretive on a per unit basis to cash flow, reserves, production, and net asset value and was an exceptional property fit in central and northern Alberta.

In conjunction with the Elk Point acquisition, Acclaim entered into a bought-deal financing arrangement for an offering of $45 million aggregate principal amount of convertible, unsecured subordinated debentures (the "Debentures"). The Debentures, with a face value of $1,000 each, have a coupon of 11.0 percent, a final maturity date of December 31, 2007 and are convertible into trust units of Acclaim at a price of $3.90 per trust unit. The debentures have been accounted for as equity due to the conversion features and the option of the Trust to satisfy interest payments by issuing units. The net proceeds of the offering were used to fund the acquisition of Elk Point, to reduce bank indebtedness and for general corporate purposes.

RESULTS OF OPERATIONS

Production

Daily production increased 20 percent to an average of 12,542 boe/d in 2002 from 10,421 boe/d in 2001. The increase is attributed primarily to the Combination effective October 1, 2002. The impact of the Post Energy Corporation ("Post") acquisition in July 2001 also increased production levels as production from the properties acquired effective July 1, 2001 was included for all of 2002. Acclaim's fourth quarter production rate averaged 15,089 boe/d, with a weighted average of 50 percent natural gas, 41 percent light crude oil and NGLs and 9 percent heavy oil.

Years ended December 31	***2002***	***2001***	***% Change***
Natural gas *(mcf/d)*	43,441	40,674	7
NGLs *(bbls/d)*	1,331	973	37
Oil *(bbls/d)*	3,971	2,669	49
Total *(boe/d)*	12,542	10,421	20

Marketing and price risk management

The average price that Acclaim received for its natural gas (before hedging) decreased 24 percent from $4.91 per mcf to $3.71 per mcf in 2002. In comparison, AECO monthly index decreased 36 percent year over year and NYMEX decreased 26 percent.

The average price that Acclaim received for crude oil (before hedging) increased 5 percent in 2002 to $35.28 from $33.73 in 2001. Although the benchmark West Texas Intermediate ("WTI") price increased slightly, a weaker Canadian dollar resulted in a stronger Canadian dollar price received for crude oil.

The average price that Acclaim received for natural gas liquids ("NGLs") decreased 9 percent from the previous year to average $18.48 per bbl in 2002, compared to $20.26 per bbl in 2001. The natural gas liquid price received as a percentage of the oil price (excluding hedging) received decreased from 61 percent in 2001 to 53 percent in 2002, based on the mix of product.

Average realized price

Years ended December 31	***2002***	***2001***	***% Change***
Oil (excluding hedging) *($/bbl)*	35.28	33.73	5
Oil (including hedging) *($/bbl)*	32.14	33.69	(5)
Natural gas liquids *($/bbl)*	18.48	20.26	(9)
Natural gas (excluding hedging) *($/mcf)*	3.71	4.91	(24)
Natural gas (including hedging) *($/mcf)*	4.03	5.28	(24)
Total average realized price (including hedging) *($/boe)*	26.09	31.13	(16)

Benchmark pricing

Years ended December 31	***2002***	***2001***	***% Change***
AECO natural gas *($/mcf)*	4.04	6.30	(36)
Nymex natural gas *(US$/mcf)*	3.25	4.38	(26)
WTI crude oil *(US$/bbl)*	26.11	25.97	1
CDN$/US$ exchange rate	0.6368	0.6458	(1)

Acclaim has a commodity price risk management policy designed to provide downside price protection on a portion of its future production while allowing Acclaim to participate in the upside potential. This practice allows Acclaim to provide stability for cash distributions in a volatile price environment and to ensure economic returns on its capital development and acquisition activities. Acclaim markets its production through independent marketers, directing all of its crude oil and 67 percent of its natural gas production to the spot markets, 15 percent to fixed contracts and 18 percent of its natural gas to aggregators.

During 2002, Acclaim recorded an overall hedging gain of $0.5 million compared to a gain of $5.5 million in 2001. The Trust recorded a gain on natural gas contracts of $5.0 million (2001 - gain of $5.6 million) and a loss on oil contracts of $4.5 million (2001 - nil).

Acclaim has downside protection in place on 50 percent of its estimated natural gas volumes and 50 percent of its crude oil and NGLs volumes for 2003. Acclaim has numerous hedging contracts in place originating from Acclaim, Ketch Energy and Elk Point. The following tables summarize these contracts for 2003 and details the commodity contracts for 2004. For additional information regarding the contracts in place at December 31, 2002, see Note 15 of the consolidated financial statements.

2003 Commodity contracts

	Q1	Q2	Q3	Q4
Natural Gas				
Fixed price *(GJ/d)*	13,667	8,000	8,000	2,667
Average price	$5.52	$5.06	$5.06	$5.06
Collars *(GJ/d)*	17,000	22,000	22,000	17,333
Average floor price	$4.94	$4.50	$4.50	$4.97
Average ceiling price	$7.49	$6.28	$6.28	$8.98
Floors *(GJ/d)*	12,000	-	-	-
Average floor price	$4.60	-	-	-
Call options *(GJ/d)*	3,000	8,000	8,000	4,667
Average call option price	$3.85	$4.69	$4.69	$4.69
Crude Oil				
Fixed price *(bbls/d)*	1,133	833	700	167
Average price *(US$)*	$27.69	$26.80	$27.42	$27.42
Collars *(bbls/d)*	4,000	4,000	4,000	4,000
Average floor price	$23.75	$23.75	$24.00	$24.00
Average ceiling price	$28.98	$28.98	$29.73	$29.73

2004 Commodity contracts

Daily Quantity	*Contract Price*	*Index*	*Term*
Natural Gas - Collars			
5,000 GJ	CDN$5.00 - 10.00	AECO	November 2002 - April 2004
5,000 GJ	CDN$5.00 - 11.00	AECO	November 2002 - April 2004
5,000 GJ	CDN$5.60 - 10.00	AECO	November 2003 - April 2004
Crude Oil - Collars			
500 bbls	US$22.00 - 28.20	WTI	January 2004 - June 2004
Crude Oil - Three Way Contracts			
1,000 bbls	US$20.00 - 24.00 - 30.20	WTI	January 2004 - July 2004
500 bbls	US$21.00 - 24.50 - 30.15	WTI	January 2004 - July 2004
1,000 bbls	US$21.00 - 25.00 - 29.45	WTI	January 2004 - December 2004
1,000 bbls	US$21.25 - 24.50 - 29.95	WTI	July 2004 - December 2004

In the future, Acclaim intends to continue to manage its commodity price exposure in a similar manner, providing downside price protection primarily through the use of floors and collars. Readers are cautioned that any future gain or loss from such a program is dependent on forward markets and future prices and as such the gains and losses experienced in 2002 and 2001 are not necessarily indicative of future gains or losses from the program.

The Trust's cash flow is sensitive to changes in commodity prices as demonstrated by the following table:

Sensitivity to Change in Price and Exchange Rate	***Estimated Effect on 2003 Cash Flow*** *($000s)*
Change of US$1.00 per bbl in the price of WTI crude oil	2,738
Change of $0.10 per GJ in the price of natural gas	630
Change of 1% in interest rate	1,103
Change of $0.01 in the US$/CDN$ exchange rate	1,192

These sensitivities are based on current projections for 2003, which have been adjusted to include all commodity contracts as disclosed above.

Revenues

Petroleum and natural gas sales were consistent in 2002 at $119.5 million compared to $118.4 million in 2001. The impact of volume increases in 2002 was offset by lower natural gas prices.

Years ended December 31 ($000s)	*2002*	*2001*	*% Change*
Oil and NGL sales revenue	59,941	39,816	51
Natural gas sales revenue	58,632	72,677	(19)
	118,573	112,493	5
Hedging gains	546	5,529	(90)
Royalty income	336	387	(13)
Total petroleum and natural gas sales	119,455	118,409	1

Petroleum and natural gas sales variance analysis

	$000s
Reported 2001 petroleum and natural gas sales	$118,409
Increase due to natural gas production volumes	3,734
Increase due to oil and NGL production volumes	18,873
Decrease due to realized natural gas price	(17,779)
Increase due to realized oil and NGL price	1,201
Impact of hedging activities	(4,983)
Total increase, net	1,046
Reported 2002 petroleum and natural gas sales	119,455

Oil and NGL sales increased 51 percent during the year from $39.8 million in 2001 to $59.9 million in 2002. The increase in sales can be attributed to volume and pricing increases over 2001. Average daily production of oil and NGLs increased to 5,302 bbls/d from 3,642 bbls/d in 2001, the majority of which was a result of the full year impact of the Post acquisition from 2001 and the Combination on October 1, 2002.

Natural gas sales decreased 19 percent year over year from $72.7 million to $58.6 million. Gas prices in 2002 were 24 percent lower than those received in 2001, which reduced revenue despite an increase in production. Average daily production of natural gas increased 7 percent to 43.4 mmcf/d in 2002 from 40.7 mmcf/d in 2001 primarily as a result of the previously mentioned Post acquisition in 2001 and the Combination on October 2002.

Royalties and ARTC

Royalties, net of ARTC, were $26.7 million in 2002 and increased 5 percent compared to $25.4 million in the prior year, due to a 5 percent increase in revenues before the impact of hedging gains. Royalties as a percentage of revenue (before hedging) remained consistent at 22.5 percent, compared to 22.6 percent in 2001.

Years ended December 31	*2002*		*2001*	
	$000s	*% Revenue*	*$000s*	*% Revenue*
Oil and NGL royalties	12,242	20.4	7,169	18.0
Natural gas royalties	14,951	25.5	19,111	26.3
Royalties before ARTC	27,193	22.9	26,280	23.4
Less ARTC	(500)	(0.4)	(876)	(0.8)
Royalties, net of ARTC	26,693	22.5	25,404	22.6

Production expenses

Production expenses increased 29 percent year over year to $22.7 million from $17.6 million. This increase was primarily due to a 20 percent increase in production volumes. Production expenses per boe increased 7 percent to $4.96 from $4.63, due primarily to the Combination. Acclaim's heavy oil properties have higher production expenses and as a result, the combined entity has a slightly higher cost of production than that of Ketch Energy prior to the Combination. In the fourth quarter of 2002, Acclaim's production expense per boe was $5.42, which is representative of the combined production expenses expected in 2003, before giving effect to the Elk Point acquisition, completed January 28, 2003. Acclaim continues to focus on management of operating costs associated with processing fees, labour, energy management and trucking costs, the largest components of operating costs, in order to maximize netbacks on the associated production.

Production expense variance analysis

	$000s	***% Change***
Reported operating costs - 2001	17,601	
Increase due to production volumes	3,585	70
Increase due to increased costs	1,516	30
Total increase	5,101	100
Reported operating costs - 2002	22,702	

Operating netback

Average commodity prices received by Acclaim fell year over year by 24 percent and 9 percent for each of natural gas and NGLs respectively, while oil prices increased by 5 percent, for an overall reduction of 16 percent. This, combined with a slight increase in average production expenses per boe, decreased Acclaim's average operating netback 23 percent to $15.30 per boe from $19.82 per boe in 2001.

Years ended December 31 *($/boe)*	***2002***	***2001***	***% Change***
Sales price (including hedging)	26.09	31.13	(16)
Royalties, net of ARTC	(5.83)	(6.68)	(13)
Production expenses	(4.96)	(4.63)	7
Operating netback	15.30	19.82	(23)

General and administrative expenses

General and administrative expenses, net of overhead recoveries, remained flat at $3.4 million year over year. However, on a per boe basis, these charges decreased 17 percent to $0.73 from $0.88 reflecting the synergies created by the Post acquisition in 2001 and the combination with Acclaim in 2002. General and administrative expenses in the fourth quarter of 2002, subsequent to the Combination, were $0.80 per boe. General and administrative expenses are expected to be in the range of $1.00 - 1.10 per boe in 2003, reflecting an expected increase in staffing to appropriately manage the Trust and pursue additional acquisition and development opportunities.

Years ended December 31 *($000s, except per boe)*	***2002***	***2001***	***% Change***
G&A expense (gross)	5,609	5,007	12
Overhead recoveries	(2,247)	(1,649)	36
G&A expense (net)	3,362	3,358	-
G&A expense per boe (net)	0.73	0.88	(17)

Management fees

No management fees are included in the financial statements as the previous management fee contract was terminated on the Combination. The company previously engaged to perform management and advisory services to the Trust, Acclaim Energy Management Inc., was acquired by the Trust as a condition of the Combination and 1,762,595 preferred shares of a subsidiary of the Trust, with a stated value of $4.86 each, were issued as consideration. Accordingly, the management contract was terminated. Acclaim has an internalized incentive program, aligning management interests with that of unitholder interests.

Interest expense

Interest expense increased by 5 percent to $6.5 million from $6.2 million in 2001. Average debt levels during 2002 were higher than those during 2001 due to the additional debt required to finance the Post acquisition and the significant capital program undertaken by Ketch Energy prior to the Combination. Acclaim paid an average of 5.46 percent on the combined debt obligations during 2002 (2001 - 6.5 percent). The majority of the interest expense relates to the bank debt, on which an average rate of 4.7 percent was paid in 2002 (2001 - 6.4 percent).

Years ended December 31 *($000s)*	***2002***	***2001***	***% Change***
Interest expense	**6,505**	6,187	5

Depletion, depreciation, amortization and site restoration

In 2002, depletion, depreciation, amortization and site restoration increased 43 percent to $62.7 million from $43.6 million. The per unit cost of depletion, depreciation, amortization and site restoration increased 19 percent to $13.71 per boe in 2002 from $11.48 per boe. This increase is related to the cost of corporate acquisitions completed since April 2001 and the future income tax allocations associated with these transactions.

The Trust adopted the liability method of accounting for income taxes effective January 1, 2000. Under the liability method, the book value of property, plant and equipment recorded for an acquisition must be increased by the future income taxes associated with the excess of book value over the income tax values. The impact of this future income tax increment on the corporate acquisitions will continue to impact the annual depletion charge in the future.

Acclaim has provided for expected future costs associated with site restoration and abandonments of wells and facilities. The 2002 year-end provision on the balance sheet has increased by 167 percent to $8.7 million from $3.3 million. This increase reflects the higher number of wells and facilities owned in 2002 relative 2001 as a result of the acquisitions completed in 2001 and 2002.

Years ended December 31 *($000s)*	***2002***	***2001***	***% Change***
Depletion and depreciation - full cost oil and gas assets	**50,344**	33,800	49
Depletion and depreciation - future income tax considerations	**9,253**	6,948	33
Amortization of deferred charge	**468**	1,971	(76)
Total	**60,065**	42,719	41

Years ended December 31 *($/boe)*	***2002***	***2001***	***% Change***
Depletion and depreciation - full cost oil and gas assets	**11.00**	8.89	24
Depletion and depreciation - future income tax considerations	**2.02**	1.83	10
Amortization of deferred charge	**0.10**	0.52	(80)
Total	**13.12**	11.24	17

Ceiling test

For the years ended 2002 and 2001, the Trust's ceiling test resulted in estimated future net revenues being in excess of the net book value of petroleum and natural gas assets and therefore, no ceiling test write-down was required. At December 31, 2002, year-end prices of CDN $38.00 per bbl of crude oil and CDN$5.52 per mcf of natural gas were used in the calculation (December 31, 2001 - CDN $28.22 per bbl of crude oil and CDN $3.43 per mcf of natural gas).

Income taxes

Capital taxes of $0.9 million were recorded in 2002 (2001 - $0.8 million). Capital taxes increased due to the larger capital base associated with the Post acquisition in 2001 and the Combination in 2002. Acclaim paid no current income taxes in either 2002 or 2001.

Under Canadian generally accepted accounting principles, the Trust does not recognize any future income taxes, as taxable income is allocated to the unitholders in the form of taxable distributions. However, the Trust's operating companies are required to account for future income taxes. Future taxes arise due to differences between the accounting and tax values of the operating companies' assets and liabilities.

In the Trust's structure, payments are made between the operating companies and the Trust transferring both income and future income tax liability to the unitholders. Therefore, it is the opinion of management that no cash income taxes are expected to be paid by the operating companies in the future, and as such, the future income tax liability recorded on the balance sheet will be recovered through earnings over time.

Years ended December 31 *($000s, except where noted)*	***2002***	***2001***	***% Change***
Capital taxes	**935**	808	16
Future income taxes (recovery)	**(1,982)**	7,624	(126)
	(1,047)	8,432	(112)
Total income taxes *($/boe)*	**(0.23)**	2.22	(110)
Effective tax rate *(%)*	**76.5**	34.3	123

Income tax pools

At the end of 2002, Acclaim had $228.6 million of tax pools available for deduction against future taxable income as compared to $193.1 million at the end of 2001. The Trust does not expect to be subject to cash taxes through 2003 due to its strong tax position.

Years ended December 31 *($000s)*	***2002***	***2001***	***% Change***
Canadian oil and gas property expense	**38,090**	41,478	(8)
Canadian development expense	**48,957**	34,363	42
Canadian exploration expense	**39,234**	53,019	(26)
Foreign exploration and development expense	**2,415**	2,418	0
Undepreciated capital costs	**47,439**	40,069	18
Non-capital losses	**42,059**	16,705	152
Financing charges	**10,381**	5,043	106
	228,575	193,095	18

Cash flow from operations and net earnings (loss)

Although production volumes increased 20 percent in 2002, cash flow from operations decreased 9 percent to $59.3 million in 2002 from $65.1 million primarily as a result of reduced natural gas and NGL prices and increased production expenses associated with higher volumes.

Net earnings decreased 111 percent to a $1.5 million loss from $13.8 million of earnings in the previous year. The net loss is attributable to the non-cash expenses of depletion, depreciation and amortization and future income taxes.

Years ended December 31 ($000s)	2002	2001	% Change
Revenues, net of hedging	119,455	118,409	1
Royalties, net of ARTC	(26,693)	(25,404)	5
Production expenses	(22,702)	(17,601)	29
Operating netback	70,060	75,404	(7)
General and administrative expenses	(3,362)	(3,358)	0
Interest	(6,505)	(6,187)	5
Capital taxes	(935)	(808)	16
Cash flow from operations	59,258	65,051	(9)
Depletion, depreciation, amortization and siterestoration	(62,784)	(43,644)	43
Future income taxes (recovery)	(1,982)	7,624	(125)
Net earnings (loss)	(1,544)	13,783	(111)

QUARTERLY FINANCIAL DATA *($000, except per unit)*

The following table shows selected quarterly financial information for Acclaim.

	Petroleum and Natural Gas Sales	Net Income	Net Income Per Unit Basic	Net Income Per Unit Diluted
2001				
First quarter	32,107	7,666	0.26	0.24
Second quarter	24,148	5,343	0.17	0.16
Third quarter	32,156	2,025	0.04	0.04
Fourth quarter	29,998	(1,247)	(0.03)	(0.03)
Total	118,409	13,787	0.36	0.35
2002				
First quarter	28,202	26	-	-
Second quarter	24,987	457	0.01	0.01
Third quarter	24,690	(3,736)	(0.07)	(0.07)
Fourth quarter	41,576	1,709	0.02	0.02
Total	119,455	(1,544)	(0.02)	(0.02)

** Due to the Combination on October 1, 2002, Q1 through Q3 in 2002 and all quarters in 2001 represent the information solely of Ketch Energy. Per unit information has been restated based on the exchange ratio of 1.15 Acclaim units for 1.0 Ketch Energy shares.*

CASH DISTRIBUTIONS

Acclaim distributes the net cash flow from its oil and gas properties to the Trust unitholders on a monthly basis. A portion of this cash flow is typically withheld to repay bank debt and fund capital expenditures. Management monitors Acclaim's distribution policy with respect to forecasted cash flows, debt levels and spending plans. The level of cash retained for debt repayment typically varies between 5 and 20 percent of total cash flow. Management is prepared to adjust the payout levels in an effort to balance the investor's desire for distributions with the Trust's requirement to maintain an appropriate, prudent capital structure.

For the nine months ended September and prior to the Combination, Acclaim distributed $15.3 million which represented 77 percent of cash flow from operations.

The payout ratio increased to 90 percent for the three months ended December 31, 2002 where Acclaim generated $21.2 million of cash flow from operations and distributed $19.0 million.

Acclaim raised its monthly distribution twice during 2002. The distribution increased from $0.05 per unit to $0.06 per unit in May and from $0.06 per unit to $0.065 per unit in October. Distributions have remained stable since that time at $0.065 per unit.

Acclaim's distributions are considered a return of capital and are tax deferred. The Trust forecasts that distributions will remain as a 100 percent return of capital into 2004.

The following table shows Acclaim's cash flow and distributions for the nine months prior to the Combination and the three months of Acclaim and Ketch Energy combined.

($000s, except where indicated)	**Three Months Ended December 31 2002**	**Nine Months Ended September 30 2002**
Cash flow from operations	21,174	19,909
Distributions	19,025	15,267
Distributions per unit *($)*	0.19	0.49
Payout ratio *(%)*	90	77

CAPITAL EXPENDITURES

Acclaim incurred $59.9 million of capital expenditures in 2002 on exploration, development and complementary property acquisitions. Of this amount, 45 percent was directed towards drilling and tie-ins, 16 percent to complementary property acquisitions, 16 percent to land and seismic and 22 percent to facility expansions. Including the impact of dispositions, the Trust's net capital expenditure program for 2002 totaled $59.3 million compared to $49.4 million in 2001, an increase of 20 percent.

Exploration and development **Years ended December 31** *($000s)*	**2002**	**2001**	**% Change**
Property acquisitions	9,181	13,976	(34)
Land	5,059	6,573	(23)
Geological and geophysical	4,606	4,060	13
Drilling and completions	27,288	36,454	(25)
Facilities and equipment	13,627	10,936	25
Capitalized G&A	235	255	(8)
Total capital expenditures	59,996	72,254	(17)
Dispositions	(665)	(22,800)	97
Net capital expenditures	59,331	49,454	20

LIQUIDITY AND CAPITAL RESOURCES

Acclaim utilizes three sources of funding to finance its capital expenditure program and acquisitions, internally generated cash flow from operations, debt where deemed appropriate and new equity issues if favourable market conditions exist.

Bank debt as at December 31, 2002 was $73.4 million, down from $128.1 million at December 31, 2001. The movement in bank debt reflects the Combination effective October 1, 2002 and the financing arrangements concluded during the year.

On February 21, 2002, prior to the Combination, Acclaim closed a bought-deal equity financing of 4,375,000 trust units at a price of $3.45 per trust unit for gross proceeds of $15.1 million.

In connection with the Combination and in order to reduce indebtedness and finance its ongoing development program, Acclaim issued 9.55 million subscription receipts at a price of $4.20 per subscription receipts, for gross proceeds of $40.1 million. The subscription receipts were exchanged for trust units on a one for one basis upon closing the Combination on October 1, 2002.

In conjunction with the Elk Point acquisition, Acclaim entered into a bought-deal financing arrangement for an offering of $45 million aggregate principal amount of convertible, unsecured subordinated debentures. The Debentures, with face value of $1,000 each, have a coupon of 11.0 percent, a final maturity date of December 31, 2007 and are convertible into trust units of Acclaim at a price of $3.90 per trust unit. The Debentures have been accounted for as equity due to the conversion features and the option of the Trust to satisfy interest payments by issuing units. The net proceeds of the offering were used to fund the acquisition of Elk Point, to reduce bank indebtedness and for general corporate purposes. Prior to December 31, 2002, $837,000 of the Debentures were converted resulting in the issuance of 214,613 units.

Financial leverage and coverage ratios

Years ended December 31	***2002***	***2001***
Bank debt to EBITDA[1]	1.1 x	1.8 x
Cash flow from operation to interest expense	9.1 x	10.5 x
Bank debt to bank debt plus equity	16%	41%

[1] *EBITDA is calculated from the consolidated statement of earnings (loss) as earnings (loss) before taxes, interest, depletion, depreciation and amortization and site restoration expenses. This measure does not have any standardized measure prescribed by GAAP and may not be comparable to similar measures presented by other entities.*

BANK DEBT

Acclaim expects to use bank debt to fund that portion of its 2003 capital expenditures not funded by cash flow from operations or by equity issues. Acclaim believes that properly managed debt funding enhances growth and profitability to unitholders without dilution or unnecessary risk. The cost of debt is near historic lows. Currently, Acclaim's cost of debt is under 5 percent. Significant increases in interest rates are not expected in 2003.

The Trust has a credit facility with a syndicate of Canadian, chartered and foreign banks that includes a $120 million revolving production loan (2001-$130 million revolving) and a $15 million revolving operating loan (2001 - nil) and a $15 million acquisition facility (2001 - $10 million acquisition facility). The full facility bears interest at the lenders' prime rate or Bankers' Acceptances plus an applicable margin, as outlined in the lending agreement, based on the debt to cash flow ratio. The facility is secured with a demand debenture over the petroleum and natural gas assets of $500 million and is subject to annual review and re-determination of the Trust's borrowing base.

Effective January 1, 2002, Canadian accounting standards require that revolving debt, with term of 364 days or less, be included in current liabilities. The Trust's current credit facility has therefore been included in current liabilities with the comparative amount restated. There have been no changes in the terms or conditions of the credit facility.

Effective January 28, 2003, the credit facility was increased from an aggregate $150 million to an aggregate $195 million, concurrent with the Elk Point acquisition.

UNIT INFORMATION

Acclaim had 98,098,863 trust units and no warrants outstanding at December 31, 2002 compared to 48,089,678 trust units and 854,817 warrants at December 31, 2001. Additionally, the Trust had 1,762,594 preferred exchangeable convertible shares of a subsidiary outstanding at December 31, 2002, which are convertible on a one to one basis to Acclaim units, subject to unitholder approval, compared to nil at December 31, 2001.

As a result of reverse takeover accounting, the comparative number of units/shares and warrants is that of Ketch Energy, converted at the exchange ratio of 1.15 trust units to 1.0 Ketch Energy share.

Management's Discussion & Analysis

INCOME TAXES

The following sets out a general discussion of the Canadian and US tax consequences of holding Acclaim units as capital property. The summary is not exhaustive in nature and is not intended to provide legal or tax advice. Unitholders or potential unitholders should consult their own legal or tax advisors as to their particular tax consequences.

CANADIAN TAXPAYERS

The Trust qualifies as a mutual fund trust under the Income Tax Act (Canada) and, accordingly, Trust units are qualified investments for RRSP's, RRIF's, RESP's and DPSP's. Each year, the Trust is required to file an income tax return and any taxable income of the Trust is allocated to unitholders.

Unitholders are required to include in computing income their pro-rata share of any taxable income earned by the Trust in that year. An investor's adjusted cost base ("ACB") in a trust unit equals the purchase price of the unit less any non-taxable cash distributions received from the date of acquisition. To the extent the unitholders' ACB is reduced below zero, such amount will be deemed to be a capital gain to the unitholder and the unitholders' ACB will be brought to nil.

Acclaim paid $0.68 per trust unit in cash distributions to unitholders during the 2002 calendar year, without giving regard to the reverse takeover accounting treatment of distributions. For Canadian tax purposes, 100 percent of these distributions was a tax deferred return of capital and will reduce the ACB of the unitholders. During the calendar year of 2001, the Trust paid $0.21 per trust unit in cash distributions, of which 100 percent was a tax deferred return of capital and reduced the ACB of the unitholders.

The table below represents the distributions of the Trust on a calendar year basis as required to be reported for tax purposes. Note that the distributions in both 2001 and 2002 are considered to be return of capital and not included in taxable income until the units are sold or the ACB is reduced below zero.

		2002	***2001***
Record Date	***Post-Combination***	***Pre-Combination***	***Pre-Combination***
December 31		**$0.05**	
January 31		**$0.05**	
February 28		**$0.05**	
March 31		**$0.05**	
April 30		**$0.05**	
May 31		**$0.06**	
June 30		**$0.06**	
July 31		**$0.06**	
August 31		**$0.06**	
September 30		**$0.06**	$0.08
October 31	**$0.065**		$0.08
November 30	**$0.065**		$0.05
Total distributions	**$0.13**	**$0.55**	$0.21

US TAXPAYERS

US unitholders who receive cash distributions are subject to a 15 percent Canadian withholding tax, applied to the taxable portion of the distributions as computed under Canadian tax law. US taxpayers may be eligible for a foreign tax credit with respect to Canadian withholding taxes paid.

The taxable portion of the cash distributions, if any, is determined by the Trust in relation to its current and accumulated earnings and profit using US tax principles. The taxable portion so determined, if any, is considered to be a dividend for US tax purposes.

The non-taxable portion of the cash distributions, is a return of the cost (or other basis). The cost (or other basis) is reduced by this amount for computing any gain or loss from disposition. However, if the full amount of the cost (or other basis) has been recovered, any further non-taxable distributions should be reported as a gain.

US unitholders are advised to seek legal or tax advice from their professional advisors if additional information is required.

RISK MANAGEMENT

Investors who purchase Acclaim units are participating in the net cash flow from a portfolio of Western Canadian crude oil and natural gas producing properties. As such, the cash flow paid to investors and the value of the Acclaim Units are subject to numerous risks, inherent in the industry.

Acclaim's expected cash flow from operations depends largely on the volume of petroleum and natural gas production and the price received for such production, along with the associated operating costs. The price Acclaim receives for its oil depends on a number of factors, including WTI oil prices, Canadian/US currency exchange rates, quality differentials and Edmonton par oil prices. The price Acclaim receives for its natural gas production is primarily dependent on current Alberta market prices. Acclaim has an ongoing price risk management policy that provides for downside protection on a portion of its future production while allowing access to the upside price movements.

Acquisition of oil and gas assets depends on Acclaim's assessment of value at the time of acquisition. Incorrect assessments of value can adversely affect distributions to unitholders and the value of the units. Acclaim employs experienced staff on the business development team and performs stringent levels of due diligence in its analysis of acquisition targets, including a detail examination of reserve reports; re-engineering of reserves for a large portion of the properties to ensure the results are consistent; site examinations of facilities for environmental liabilities; detailed examination of balance sheet accounts; review of contracts; review of prior year tax returns and modeling of the acquisition to ensure accretive results to the unitholders. The Board of Directors approves all acquisitions greater than $5 million.

Inherent in development of the existing oil and gas reserves are the risks, among others, of drilling dry holes, encountering production or drilling difficulties or experiencing high decline rates in producing wells. To minimize these risks, Acclaim employs experienced staff to evaluate and operate wells and utilizes appropriate technology in its operations. In addition, Acclaim uses prudent work practices and procedures, safety programs and risk management principles, including insurance coverage against potential losses.

Acclaim is subject to credit risk associated with the purchase of the commodities produced. In order to mitigate the risk of non-payment, Acclaim minimizes the total sales value with any particular purchaser.

The value of Acclaim's trust units is based on the underlying value of the oil and gas reserves. Geological and operational risks can affect the quantity and quality of reserves and the cost of ultimately recovering those reserves. Lower oil and gas prices increase the risk of write-downs on Acclaim's oil and gas property investments. In order to mitigate this risk, Acclaim's proven and probable oil and gas reserves are evaluated each year by a firm of independent reservoir engineers. A special committee of the Board of Director's reviews and approves the reserve report.

Acclaim's access to markets may be restricted at times by pipeline or processing capacity. Acclaim minimizes these risks by controlling as much of its processing and transportation activities as possible and ensuring transportation and processing contracts are in place with reliable, cost efficient counter parties.

Management's Discussion & Analysis

The petroleum and natural gas industry is subject to extensive controls, regulatory policies and income and resource taxes imposed by various levels of government. These regulations, controls and taxation policies are amended from time to time. Acclaim has no control over the level of government intervention or taxation in the petroleum and natural gas industry. However, Acclaim operates in such a manner to ensure compliance with all applicable regulations and is able to respond to changing regulations and codes of practice.

The petroleum and natural gas industry is subject to both environmental regulations and an increased environmental awareness. Acclaim has reviewed its environmental risks and is in compliance with the appropriate environmental legislation and has a competent staff focused on managing and minimizing the impact on Acclaim's operations.

Acclaim is subject to financial market risk. In order to achieve substantial rates of growth, Acclaim must keep reinvesting in, acquiring or drilling for petroleum and natural gas properties. As Acclaim distributes the majority of its net cash flow to unitholders, it must finance a large portion of its acquisitions and development activity through continued access to equity and debt capital markets. One source of funding for Acclaim's acquisition/expenditure program is through the issuance of equity. If Acclaim is not able to access the equity markets due to unfavorable market conditions for an extended period of time, this may adversely impact Acclaim's growth rate. Acclaim minimizes the financial market risk by maintaining a conservative financing structure.

OUTLOOK

The combination of Acclaim, Ketch Energy and now Elk Point has created a very attractive foundation for an oil and gas trust. With a market capitalization in excess of $500 million, production in excess of 20,000 boe/d (weighted towards natural gas and light oil), reserves of 68 mmboe and a land base that exceeds 400,000 net undeveloped acres, Acclaim is well positioned for the future. Acclaim maintains the advantage of making distributions to unitholders on a 100 percent tax deferred basis which is expected to continue for the balance of 2003 and into 2004.

As Acclaim looks forward, the Trust's continued growth will be driven both internally and externally. Internally, Acclaim will strive to exploit its expansive undeveloped land base through low-risk development drilling, recompletions and facility optimizations. Acclaim expects to spend $25 million to drill 35 to 40 wells (21 to 25 net) in 2003. Externally, the Trust will enter into farm-out agreements and joint ventures to increase activity on its land base. Additionally, the Trust is committed to pursuing acquisitions that will be accretive on a per unit basis to cash flow, production, reserves and net asset value.

The management team at Acclaim is committed to maintaining stable cash distributions over the long-term. Regardless of significant volatility in the commodity markets due to world events, Acclaim believes that the fundamentals for both crude oil and natural gas will support a healthy oil and gas sector.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

In November 2002, the Canadian Institute of Chartered Accountants ("CICA") amended its accounting guideline on hedging relationships, which was originally issued in November 2001. The guideline establishes certain conditions where hedge accounting may be applied. It is effective for years beginning on or after July 1, 2003. Where hedge accounting does not apply, any changes in the mark-to-market values of the contracts can either reduce or increase net income and net income per unit for that period. The Trust expects to adopt this standard January 1, 2004.

In December 2002, the CICA issued a new standard on the accounting for asset retirement obligations. This standard requires recognition of a liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future cost of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The new standard is effective for all fiscal years beginning on or after January 1, 2004. The Trust expects to adopt this standard January 1, 2004. The impact of the effect of this new standard in the consolidated financial statements has not been determined. The Trust currently provides future asset retirement obligations using the unit-of-production method. Actual site restoration costs are charged against the accumulated liability.

Other accounting standards issued by the CICA during the year ended December 31, 2002 are not expected to materially impact the Trust.

FORWARD-LOOKING STATEMENTS

This discussion and analysis contains forward-looking statements relating to future events or future performance. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expects", "projects", "plans", "anticipates" and similar expressions. These statements represent management's expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Acclaim. Undue reliance should not be placed on these forward-looking statements which are based upon management's assumptions and are subject to known and unknown risks and uncertainties, including the business risks discussed above, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. Acclaim undertakes no obligation to update publicly or revise any forward-looking statements contained herein and such statements are expressly qualified by the cautionary statement.

ACCLAIM ENERGY TRUST

Instrument of Proxy
For the Annual and Special Meeting of Unitholders

04 APR -7 AM 7:21

The undersigned holder ("Unitholder") of trust units ("Trust Units") of Acclaim Energy Trust (the "Trust") hereby appoints Robert G. Brawn, Chairman of Acclaim Energy Inc. ("Acclaim Energy"), of the City of Calgary, in the Province of Alberta, or, failing him, J. Paul Charron, President and Chief Executive Officer of Acclaim Energy, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing,____________________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual and Special Meeting of the Unitholders of the Trust (the "Meeting"), to be held on May 29, 2003 and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below. Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Trust Units represented by this instrument of proxy in the following manner:

1. **FOR ☐ or WITHHOLD FROM VOTING FOR ☐** the appointment of Computershare Trust Company of Canada, as trustee of the Trust for the ensuing year;

2. **FOR ☐ or WITHHOLD FROM VOTING FOR ☐** the election of eight (8) directors of Acclaim Energy as specified in the Information Circular - Proxy Statement of the Trust dated April 17, 2003 (the "Information Circular - Proxy Statement");

3. **FOR ☐ or WITHHOLD FROM VOTING FOR ☐** the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Trust for the ensuing year;

4. **FOR ☐ or AGAINST ☐** the ordinary resolution approving the adoption of a new trust unit option plan of the Trust as specified in the Information Circular – Proxy Statement;

5. **FOR ☐ or AGAINST ☐** the ordinary resolution authorizing the issuance by the Trust of Trust Units in connection with the acquisition of all of the issued and outstanding shares of Acclaim Energy Management Inc. as specified in the Information Circular – Proxy Statement;

6. **FOR ☐ or AGAINST ☐** the ordinary resolution approving a private placement by the Trust of up to 625,000 Trust Units as specified in the Information Circular – Proxy Statement;

7. **FOR ☐ or AGAINST ☐** the special resolution permitting the Trustee of the Trust at the direction of the Board of Directors of Acclaim Energy to consolidate the issued and outstanding Trust Units on a one (1) for 2.5 basis; and

8. At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may properly be brought before the Meeting or any adjournment thereof, in such manner as such proxyholder, in his sole judgment may determine.

This Instrument of Proxy is solicited on behalf of the management of the Trust. The Trust Units represented by this Instrument of Proxy will be voted and, where the Unitholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters. Each Unitholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a Unitholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxies heretofore given.

Dated this ____ day of ________________, 2003.

____
(signature of Unitholder)

____
(Name of Unitholder - please print)

NOTES:

1. If the Unitholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 24 hours before the time set for the holding of the Meeting or any adjournments thereof. A proxy is valid only at the Meeting in respect of which it is given or any adjournment(s) of that Meeting.

ACCLAIM ENERGY TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

TO: THE UNITHOLDERS OF ACCLAIM ENERGY TRUST

TAKE NOTICE that an Annual and Special Meeting (the "Meeting") of the holders ("Unitholders") of trust units ("Trust Units") of Acclaim Energy Trust (the "Trust") will be held in the Ballroom at the Metropolitan Centre, located at 333 - 4th Avenue S.W., Calgary, Alberta, on Thursday, the 29th day of May, 2003, at 3:00 p.m. (Calgary time) for the following purposes:

1. to receive and consider the consolidated financial statements of the Trust for the year ended December 31, 2002 and the auditors' report thereon;

2. to appoint the Trustee of the Trust;

3. to elect the directors of Acclaim Energy Inc. ("Acclaim Energy");

4. to appoint auditors of the Trust;

5. to consider and, if thought fit, pass an ordinary resolution adopting a new trust unit option plan of the Trust;

6. to consider and, if thought fit, pass an ordinary resolution authorizing the issuance by the Trust of Trust Units in connection with the acquisition of all of the issued and outstanding shares of Acclaim Energy Management Inc.;

7. to consider and, if thought fit, pass an ordinary resolution ratifying and approving a private placement by the Trust of up to 625,000 Trust Units;

8. to consider and, if thought fit, pass a special resolution permitting the Trustee of the Trust at the direction of the Board of Directors of Acclaim Energy to consolidate the issued and outstanding Trust Units on a one (1) for 2.5 basis; and

9. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Unitholders of the Trust who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 24 hours before the time set for the holding of the Meeting or any adjournment thereof.

Computershare Trust Company of Canada, the Trustee of the Trust, has fixed the record date for the Meeting at the close of business on April 8, 2003 (the "Record Date"). Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders prepared as at the Record Date at the Meeting. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

DATED at Calgary, Alberta, this 17th day of April, 2003.

BY ORDER OF COMPUTERSHARE TRUST COMPANY OF CANADA, by ACCLAIM ENERGY INC.

(Signed) J. Paul Charron
President and Chief Executive Officer



ACCLAIM ENERGY TRUST

INFORMATION CIRCULAR - PROXY STATEMENT

FOR THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
TO BE HELD ON THURSDAY, MAY 29, 2003

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by management of Acclaim Energy Trust (the "Trust"), for use at the Annual and Special Meeting of the holders (the "Unitholders") of trust units ("Trust Units") of the Trust (the "Meeting") to be held on the 29th day of May, 2003, at 3:00 p.m. (Calgary time) in the Ballroom at the Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual and Special Meeting.

The Trust has outstanding two types of securities that entitle holders to vote generally at meetings of Unitholders; Trust Units and special voting units ("Special Voting Units"). A single Special Voting Unit was issued to Computershare Trust Company of Canada (the "Voting Trustee") as trustee under a voting trust agreement for the benefit of holders of 6% unsecured subordinated debentures ("Debentures") issued by the Trust's wholly-owned subsidiary, Acclaim Energy Inc. ("Acclaim Energy") in connection with a plan of arrangement which was effective April 20, 2001. The Trust Units and the Special Voting Units vote together as a single class on all matters. Each Trust Unit outstanding on the Record Date (as defined below) is entitled to one vote. The one Special Voting Unit which is outstanding is entitled to 29,171,824 votes. The Voting Trustee is required to vote the Special Voting Unit in the manner that holders of Debentures instruct, from time to time based on the proportion that the principal amount of the Debentures held by each holder is to the aggregate principal amount of the Debentures outstanding at the particular time and to abstain from voting in proportion to the Debentures for which the Voting Trustee does not receive instructions. The procedures for holders of Debentures to instruct the Voting Trustee about voting at the Meeting are explained in the "Voting Direction for Holders of Debentures of Acclaim Energy Inc." (the "Voting Direction") that has been provided to holders of Debentures together with this Information Circular - Proxy Statement. Accordingly, the holders of the Debentures are currently entitled to approximately 23.2% of the voting rights of the Trust based on 125,752,868 Units outstanding. The Special Voting Unit will be redeemed and the voting rights attached will terminate upon the repayment in full of the Debentures. See also the discussion under "Voting by Holders of Debentures" contained in this Information Circular - Proxy Statement.

Instruments of Proxy must be received by Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof. Computershare Trust Company of Canada, the trustee of the Trust (the "Trustee") has fixed the record date for the Meeting at the close of business on April 8, 2003 (the "Record Date"). Only Unitholders of record as at that date are entitled to receive notice of the Meeting. Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date even though the Unitholder has since that time disposed of his or her Trust Units. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and officers of Acclaim Energy. Each Unitholder has the right to appoint a proxyholder other than the persons designated above, who need not be a Unitholder, to attend and to act for the Unitholder and on behalf of the Unitholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

NOTICE TO BENEFICIAL HOLDERS OF TRUST UNITS

The information set forth in this section is of significant importance to many Unitholders of the Trust, as a substantial number of the Unitholders of the Trust do not hold Trust Units in their own name. Unitholders who do not hold their Trust Units in their own name (referred to herein as "Beneficial Unitholders") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Trust. Such Trust Units will more likely be

registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients. The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications. ADP Investor Communications typically mails a scannable Voting Instruction Form in lieu of the form of proxy. The Beneficial Holder is requested to complete and return the Voting Instruction Form to them by mail or facsimile. Alternatively the Beneficial Holder can call a toll-free telephone number to vote the Trust Units held by the Beneficial Holder. ADP Investor Communications then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. **A Beneficial Unitholder receiving a Voting Instruction Form cannot use that Voting Instruction Form to vote Trust Units directly at the Meeting as the Voting Instruction Form must be returned as directed by ADP Investor Communications well in advance of the Meeting in order to have the Trust Units voted.**

The foregoing discussion similarly applies to holders of Debentures who do not hold their Debentures in their own name. Only holders of Debentures whose name appears on the records of Acclaim Energy as the registered holders of Debentures are entitled to instruct the Voting Trustee as to how to exercise voting rights in respect of their Debentures at the Meeting.

REVOCABILITY OF PROXY

A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends at the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of Acclaim Energy at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

A holder of Debentures who has submitted a Voting Direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a Voting Direction may be revoked by instrument in writing executed by the holder of Debentures or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Voting Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Voting Direction is to be acted upon, or with a representative of the Voting Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the Voting Direction is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of management of the Trust. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual and Special Meeting and this Information Circular - Proxy Statement (as well as the Voting Direction) will be borne by the Trust. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of Acclaim Energy, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The Trust Units represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Trust Units will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by the Trust are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual and Special Meeting. *At the time of printing this Information Circular - Proxy Statement, management of the Trust knows of no such amendment, variation or other matter.*

VOTING BY HOLDERS OF DEBENTURES

The Voting Trustee holds one Special Voting Unit of the Trust. The one Special Voting Unit which is outstanding is entitled to 29,171,824 votes. The Voting Trustee is required to vote the Special Voting Unit in the manner that holders of Debentures instruct, from time to time based on the proportion that the principal amount of the Debentures held by each holder is to the aggregate principal amount of the Debentures outstanding on the Record Date and to abstain from voting in proportion to the Debentures for which the Voting Trustee does not receive instructions.

A Voting Direction is the means by which a holder of Debentures may authorize the voting of his or her voting rights at the Meeting. Each holder of Debentures, is entitled to give the Voting Trustee voting instructions for a proportionate number of votes comprised in the voting rights that the aggregate principal amount of Debentures owned of record by such holder bears to the aggregate principal amount of Debentures outstanding on the record date for the Meeting. The Voting Trustee will exercise each vote only as directed by the relevant holder on the Voting Direction. In the absence of instructions from a holder as to voting, the Voting Trustee will not exercise those votes. A holder of Debentures may also instruct the Voting Trustee to give him or her a proxy entitling him or her or a designee of the holder to vote personally the relevant number of votes or to grant to management of the Trust a proxy to vote those votes.

VOTING TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

The Trust was formed pursuant to the provisions of the Amended and Restated Trust Indenture dated April 20, 2001 between the Trustee and Nevis Ltd. (the "Trust Indenture"). Pursuant to the plan of arrangement giving rise to the Trust, Nevis Ltd. and Danoil Energy Ltd. amalgamated to form Acclaim Energy.

The Trust is authorized to issue an unlimited number of Trust Units. As at April 8, 2003, 125,752,868 Trust Units were issued and outstanding. The Trust is also entitled to issue an unlimited number of Special Voting Units. As at April 17, 2003, one Special Voting Unit had been issued to the Voting Trustee in conjunction with the issuance of Debentures of Acclaim Energy. The Special Voting Unit is entitled to 29,171,824 votes. As at April 8, 2003 there was $2,589,527 principal amount of the Debentures issued and outstanding. At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit of which such Unitholder is the registered holder. All votes on special resolutions shall be by a ballot and no demand for a ballot shall be necessary.

When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them are present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee is entitled to cast such vote.

To the best of the knowledge of the Trustee and the directors of Acclaim Energy, there is no person or corporation which beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units of the Trust which may be voted at the Meeting.

The percentage of Trust Units of the Trust that are owned, directly or indirectly, by all directors and officers of Acclaim Energy as a group is approximately 3.2% (4,017,492 Trust Units). In addition, the directors and officers of Acclaim Energy own 1,469,416 14% redeemable, retractable, exchangeable preferred shares ("Preferred Shares") of Acclaim Energy which, upon receipt of Unitholder approval at the Meeting, are convertible on a one-for-one basis into exchangeable shares, series 1 ("Exchangeable Shares") of Acclaim Energy which in turn are exchangeable into an aggregate of 1,469,416 Trust Units, subject to adjustment for distributions.

QUORUM FOR MEETING

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5% of the outstanding Trust Units for all of the matters to be considered at the Meeting except for the special resolution approving the consolidation of the issued and outstanding Trust Units (the "Consolidation Resolution"), for which a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 20% of the outstanding Trust Units. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than twenty-one (21) days later and to such place and time as may be determined by the Chairman of the Meeting. At such Meeting, the Unitholders present either personally or by proxy shall form a quorum. In the case of a meeting, at which a special resolution is under consideration, such adjournments are required to be for not less than 21 days nor more than 60 days and notice to be given at least 10 days prior to the date of the adjourned meeting.

APPROVAL REQUIREMENTS

All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting except for the Consolidation Resolution, which requires approval by a special resolution. A special resolution requires the approval of not less than 66 ⅔% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting. In addition to these approvals, in accordance with the requirements of the Toronto Stock Exchange (the "TSX"), the approval of the resolution authorizing the issuance by the Trust of Trust Units in connection with the acquisition of Acclaim Energy Management Inc. will also be required to be passed by a majority of the votes cast by Unitholders other than Jack C. Lee, Robert G. Brawn and Barry P. Dorin. In accordance with the requirements of the TSX, the resolution approving the private placement of up to 625,000 Trust Units to certain employees and senior officers of Acclaim Energy will also be required to be passed by a majority of the votes cast by Unitholders other than the employees and officers of Acclaim Energy who subscribed for Trust Units pursuant to the private placement.

MATTERS TO BE ACTED UPON AT MEETING

1. Appointment of Trustee of the Trust

The Trust Indenture provides that the Unitholders shall at each annual meeting, re-appoint or appoint a successor to the Trustee. Accordingly, Unitholders will consider an ordinary resolution to appoint Computershare Trust Company of Canada ("Computershare") as trustee of the Trust to hold office until the end of the next annual meeting. Computershare or its predecessor, Montreal Trust Company of Canada, has been trustee of the Trust since its formation on April 20, 2001.

2. Election of Directors of Acclaim Energy

The articles of Acclaim Energy provide for a minimum of five directors and a maximum of nine directors. There are currently seven directors and the Board of Directors of Acclaim Energy (the "Board") has determined to increase the number of directors to eight (8) members. Unitholders are entitled to elect all eight (8) of the members of the Board by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture. Following such meeting the Trustee shall elect the individuals so elected by the Unitholders to the Board.

The eight (8) nominees for election as directors of Acclaim Energy by Unitholders are as follows:

Robert G. Brawn
Jack C. Lee
J. Paul Charron
Grant B. Fagerheim
Noel A. Cleland
Frank W. King
R. Carl Smith
W. Peter Comber

The names and municipalities of residence of the eight (8) persons nominated for election as directors of Acclaim Energy by Unitholders, the number of Trust Units of the Trust beneficially owned, directly or indirectly, or over which each exercises

control or direction, the offices held by each in Acclaim Energy, the period served as director and the principal occupation of each are as follows:

Name and Municipality of Residence	Number of Trust Units Beneficially Owned or Controlled (5)	Offices Held and Time as Director	Principal Occupation
Robert G. Brawn (1)(3)(4) Calgary, Alberta	1,432,693 (6)(7)	Chairman of the Board and Director since April 20, 2001	Corporate director
Jack C. Lee (2)(3) Calgary, Alberta	1,265,561(6)	Vice-Chairman of the Board and Director since April 20, 2001	Corporate director since October 1, 2002, President and Chief Executive Officer of Acclaim Energy from April 20, 2001 until October 1, 2002 and prior thereto President and Chief Executive Officer of Danoil Energy Ltd., a predecessor of Acclaim Energy
J. Paul Charron Calgary, Alberta	599,808	President and Chief Executive Officer and Director since October 1, 2002	President and Chief Executive Officer of Acclaim Energy since October 1, 2002, Vice President and Chief Financial Officer of Ketch Energy Ltd. from April 2000 until October 1, 2002 and prior thereto held positions of Managing Director, Vice President and Director and Vice President of BMO Nesbitt Burns Inc. from May 1997 to April 2000
Grant B. Fagerheim (2)(4) Calgary, Alberta	309,398	Director since October 1, 2002	President and Chief Executive Officer of Ketch Resources Ltd. since October 1, 2002, President and Chief Executive Officer of Ketch Energy Ltd. from April 2000 until October 1, 2002 and prior thereto held positions of Senior Vice President, Chief Operating Officer and Vice President Business Development and Marketing of Northrock Resources Ltd. from April 1996 to December 1999
Noel A. Cleland (2)(3) Canmore, Alberta	76,000	Director since April 20, 2001	Independent petroleum engineering consultant
Frank W. King (1)(4) Calgary, Alberta	297,032	Director since April 20, 2001	President of Metropolitan Investment Corporation (a financial services company)
R. Carl Smith (1) Calgary, Alberta	37,000	Director since April 20, 2001	Corporate director
W. Peter Comber Toronto, Ontario	Nil	Nominee	Managing Director of Barrantagh Investment Management Inc. ("Barrantagh") (an investment counseling firm specializing in portfolio management for individuals and small pension funds) since 1999 and prior thereto President of Newtonhouse Investment Management Ltd., a predecessor company of Barrantagh

Notes:

(1) Member of Audit Committee.
(2) Member of Reserves Committee.
(3) Member of Compensation Committee.
(4) Member of Governance Committee.
(5) The information as to Trust Units beneficially owned, directly or indirectly, or over which control or direction is exercised, is based upon information furnished to Acclaim Energy by the nominees.
(6) In addition, Messrs Brawn and Lee each beneficially own, directly or indirectly, or exercise control or direction over 734,708 Preferred Shares which, upon receipt of Unitholder approval at the Meeting, are convertible on a one-for-one basis into Exchangeable Shares of Acclaim Energy which in turn are initially exchangeable into 734,708 Trust Units. See "Matters to be Acted Upon at Meeting – 5. Approval of Issuance of Trust Units in connection with the Acquisition of the Manager".
(7) In addition, Mr. Brawn owns $765,000 principal amount 11% convertible extendible unsecured subordinated debentures of the Trust which are convertible into Trust Units at any time on the earlier of December 31, 2007 and the business day immediately preceding the date specified by the Trust for redemption of the debentures, at a conversion price of $3.90 per Trust Unit.

3. Appointment of Auditors of the Trust

The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders. Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of Deloitte & Touche LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders.

4. Adoption of New Trust Unit Option Plan

Unitholders will be asked at the Meeting to consider, and if thought fit, ratify and approve a new trust unit option plan (the "Option Plan") of the Trust which will supercede and replace the existing trust unit option plan of the Trust (the "Old Plan"). The Old Plan was approved by Unitholders of the Trust in May 2002. The Trust currently has outstanding options to purchase 10,000 Trust Units pursuant to the Old Plan and outstanding options to purchase 6,250,000 Trust Units pursuant to the Option Plan. If the Option Plan is approved as proposed the outstanding options will remain in effect and be exercisable in accordance with their terms and, in the case of options granted pursuant to the Old Plan, be deemed to be issued under terms of the Option Plan. Approval of the Option Plan will also constitute ratification of all outstanding options to purchase Trust Units.

The Option Plan authorizes the Board or, if determined by the Board, by a compensation committee of the Board consisting of not less than three directors, to grant unit options to directors, officers, employees or consultants of the Trust or Acclaim Energy or any of their affiliates. A copy of the Option Plan is set out in Schedule "A" attached hereto. The Option Plan authorizes the Board to grant options to purchase an aggregate of 11,500,000 Trust Units (4,600,000 Trust Units assuming the Consolidation Resolution is approved by Unitholders at the Meeting and implemented by the Board).

The Trust adopted a unit distribution incentive bonus plan (the "Unit Distribution Incentive Bonus Plan") concurrent with the adoption of the Option Plan to provide effective long-term incentives to optionees to work towards and participate in the growth and development of the Trust by providing such persons with long-term incentives related to distributions paid on the Trust Units. See " Report on Executive Compensation - Unit Distribution Incentive Bonus Plan".

At the Meeting, Unitholders will be asked to consider and, if thought fit, to approve the following resolution to approve the adoption of the Option Plan:

> "BE IT RESOLVED as an ordinary resolution of the unitholders of Acclaim Energy Trust that the trust unit option plan of Acclaim Energy Trust, as more particularly described in Acclaim Energy Trust's Information Circular - Proxy Statement dated April 17, 2003, be and the same is hereby ratified, approved and authorized."

The directors of Acclaim Energy believe that the above resolution is in the best interests of the Trust and recommend that Unitholders vote in favor of the resolution. In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Unitholders who vote in person or by proxy at the Meeting. The persons named in the Instrument of Proxy furnished by management of the Trust intend, unless otherwise directed, to vote in favour of the resolution ratifying and approving the Option Plan.

5. Approval of Issuance of Trust Units in connection with the Acquisition of the Manager

On October 1, 2002 the Trust completed the indirect acquisition of all the issued and outstanding common shares of Ketch Energy Ltd. pursuant to a court-approved plan of arrangement under the *Business Corporations Act* (Alberta) (the "Ketch Arrangement").

The completion of the Ketch Arrangement resulted in the transition to the current management team of Acclaim Energy lead by Mr. J. Paul Charron, President and Chief Executive Officer, the former Vice President and Chief Financial Officer of Ketch Energy Ltd., and including Brent Defosse, Vice President, Production and Chief Operating Officer, Rick Tiede, Vice President, Business Development, Grace Stickland, Vice President, Land and Stephanie Bunch, Controller. The Board was also reconstituted in connection with the completion of the Ketch Arrangement to include Robert G. Brawn, Chairman, Jack C. Lee, Vice-Chairman, J. Paul Charron, Grant B. Fagerheim, Noel A. Cleland, Frank W. King and R. Carl Smith.

As a condition of the Ketch Arrangement, Acclaim Energy acquired all the issued and outstanding shares of Acclaim Energy Management Inc. (the "Manager") in exchange for the issuance of 1,000,000 Preferred Shares of Acclaim Energy with the result that the previous management agreement with the Manager was terminated. In addition, Acclaim Energy issued 762,594

Preferred Shares to the shareholders of the Manager in exchange for non-compete covenants from such shareholders. All of the Preferred Shares have a stated value of $4.86 per share.

The agreement with respect to Acclaim Energy's acquisition of all of the outstanding shares of the Manager was reviewed and negotiated by a special independent committee of the Board, comprised of Frank W. King, R. Carl Smith and Noel A. Cleland.

The Manager was wholly-owned by Jack C. Lee, the former President and Chief Executive Officer of Acclaim Energy and the current Vice-Chairman and a director of Acclaim Energy, Robert Brawn, Chairman of the Board, and Barry P. Dorin, the former Executive Vice President and Chief Operating Officer of Acclaim Energy.

Each Preferred Share is convertible, after receipt of Unitholder approval as set forth herein, on a one-for-one basis into Exchangeable Shares of Acclaim Energy. The Exchangeable Shares are exchangeable into Trust Units at the "Exchange Ratio" which at any time and in respect of each Exchangeable Share, shall initially be equal to one, and shall be cumulatively adjusted between the time at which that Exchangeable Share was issued and the time as of which the Exchange Ratio is being calculated by: (i) increasing the Exchange Ratio on each date on which the Trust pays a cash distribution in respect of the Trust Units by an amount equal to a fraction having as its numerator the cash distribution, expressed as an amount per Trust Unit, paid on that distribution payment date, and having as its denominator the average of the closing sale prices of the Trust Units during the period of 20 consecutive trading days on the TSX on the first business day following the distribution payment date for such cash distribution; and (ii) decreasing the Exchange Ratio on each date on which a dividend is paid to the holders of Exchangeable Shares by an amount equal to a fraction having as its numerator the amount of the dividend payable to the holders of Exchangeable Shares, expressed as an amount per Exchangeable Share, and having as its denominator the average of the closing sale prices of the Trust Units during the period of 20 consecutive trading days on the date that is seven business days prior to the dividend record date. Of the Exchangeable Shares issuable to the former shareholders of the Manager, 1,192,141 shall be immediately exchangeable into Trust Units and 570,453 shall only be exchangeable for Trust Units as to one-third thereof on each of October 1, 2003, 2004 and 2005. If the Consolidation Resolution is approved by Unitholders at the Meeting and implemented by the Board then an equivalent adjustment will be made to the number of Trust Units issuable upon the exchange of the Exchangeable Shares.

The Preferred Shares of Acclaim Energy have the following attributes: (a) a 14% annual cumulative dividend; (b) convertible on a one-for-one basis for the Exchangeable Shares at any time at the option of the holder or Acclaim Energy following receipt of all necessary regulatory approvals for the issuance of the Trust Units underlying the Exchangeable Shares; (c) retractable at the option of the holder at an amount equal to the stated capital of such shares plus all accrued and unpaid dividends at any time after the 2003 annual general meeting of Unitholders in the event that all regulatory approvals have not been obtained; and (d) redeemable at the option of Acclaim Energy at any time after December 31, 2002 for an amount equal to the stated capital of such shares plus all accrued and unpaid dividends.

Unitholder approval of the Trust Unit issuance in connection with the acquisition of the Manager is not required by law, but is a condition to TSX approval. The TSX requires Unitholder approval of the Trust Unit issuance by a majority of votes cast at the Meeting, other than votes attaching to Trust Units held by Jack C. Lee, Robert G. Brawn and Barry P. Dorin, being 2,939,660 Trust Units in the aggregate. Accordingly, Unitholders will be asked to consider and, if deemed fit, approve the following resolution:

> "BE IT RESOLVED, as an ordinary resolution of the unitholders of Acclaim Energy Trust (the "Trust"), that:
>
> (a) the issuance by the Trust upon the exchange from time to time of the 1,762,594 exchangeable shares, series 1 (the "Exchangeable Shares") of Acclaim Energy Inc. to be issued in connection with the acquisition of Acclaim Energy Management Inc. as described in the Trust's Information Circular – Proxy Statement dated April 17, 2003 of that number of trust units of the Trust equal to the applicable exchange ratio multiplied by the number of Exchangeable Shares tendered for exchange be and is hereby authorized and approved;
>
> (b) any director or officer of Acclaim Energy Inc. be and is hereby authorized and directed to execute or cause to be executed on behalf of the Trust or deliver or cause to be delivered all such documents, agreements and instruments and to do or cause to be done all such other acts and things as he shall determine in his sole discretion to be necessary or desirable in order to carry out the intent of the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution

and delivery of such document, agreement or instrument or the doing of any such act or thing."

The directors of Acclaim Energy believe that the above resolution is in the best interests of the Trust and recommend that Unitholders vote in favor of the resolution. The persons named in the Instrument of Proxy furnished by management of the Trust intend, unless otherwise directed, to vote in favour of the resolution approving the Trust Unit issuance as described above.

6. Approval of Private Placement of Trust Units

In February 2003, the Trust completed the private placement of 437,500 Trust Units at a price of $4.00 per Trust Unit to certain employees and senior officers of Acclaim Energy. In connection with the private placement, Acclaim Energy loaned the employees and senior officers an aggregate of $1,750,000 to enable them to purchase the Trust Units. Each of the loans are evidenced by promissory notes, do not bear interest and are due on the earlier of February 24, 2008 and the date the borrower ceases to be an employee of Acclaim Energy or any affiliate thereof and are secured by a pledge in favour of Acclaim Energy of the acquired Trust Units (the "Pledged Trust Units"). Acclaim Energy's recourse in respect of the loans is limited to the Pledged Trust Units. Distributions on an after-tax basis on the Pledged Trust Units are applied in repayment of principal. The private placement was closed in escrow subject to Unitholder approval. The Trust may complete the private placement of up to an additional 187,500 Trust Units at a price of $4.00 per Trust Unit to certain employees and senior officers of Acclaim Energy prior to the Meeting and loan such individuals up to an aggregate of $750,000 on equivalent terms as the foregoing loans to enable them to purchase the Trust Units. Such private placement will be closed in escrow subject to Unitholder approval.

Unitholder approval of the private placement is not required by law, but the TSX has required Unitholder approval of the private placement by a majority of votes cast at the Meeting, other than votes attaching to Trust Units held by the employees and senior officers of Acclaim Energy who subscribed for Trust Units pursuant to the private placement, as a condition of its approval. Accordingly, Unitholders will be asked to consider and, if deemed fit, approve the following resolution:

"BE IT RESOLVED, as an ordinary resolution of the unitholders of Acclaim Energy Trust (the "Trust") that the private placement by the Trust of up to 625,000 trust units of the Trust at a price of $4.00 per trust unit to certain employees and senior officers of Acclaim Energy Inc. on the terms described in the Information Circular – Proxy Statement of the Trust dated April 17, 2003 be and the same is hereby ratified, authorized and approved and any one of the officers or directors of Acclaim Energy Inc. is hereby authorized and directed to do all such things as may be necessary or desirable, in the opinion of such officer or director, to give effect thereto."

The directors of Acclaim Energy believe that the above resolution is in the best interests of the Trust and recommend that Unitholders vote in favor of the resolution. The persons named in the Instrument of Proxy furnished by management of the Trust intend, unless otherwise directed, to vote in favour of the resolution approving the private placement as described above.

7. Approval of Consolidation of Trust Units

The Board passed a resolution at a board meeting on April 10, 2003 recommending the consolidation of the issued and outstanding Trust Units of the Trust on a one (1) for 2.5 basis to decrease the total number of issued and outstanding Trust Units held by public Unitholders. As at the Record Date, the Trust had 125,752,868 Trust Units issued and outstanding. After giving effect to the consolidation of the Trust Units the Trust will have approximately 50,301,147 Trust Units outstanding. At the Meeting, Unitholders will be asked to consider, and if deemed fit, approve a special resolution to consolidate the number of issued and outstanding Trust Units on the basis of one (1) new Trust Unit of the Trust for every 2.5 Trust Units outstanding. The Board believes the reduced number of Trust Units and corresponding increase in market price will be more appropriate for the Trust as it will make the Trust more readily comparable to oil and gas trusts in its peer group in terms of per unit measures including trading prices, distributions and net asset value. An increased Trust Unit price will also improve margin terms associated with the purchase of the Trust Units and make the Trust Units more attractive to certain classes of institutional investors. Since distributions per Trust Unit will be adjusted by a corresponding factor, the yield per Trust Unit will not be affected by the consolidation.

In accordance with the amended and restated trust indenture dated as of April 20, 2001 (the "Trust Indenture") between Acclaim Energy and Computershare Trust Company of Canada, as trustee for and on behalf of the Trust, the resolution approving the consolidation of the Trust Units must be approved by not less than 66 ⅔% of the votes cast in respect of the resolution by or on behalf of the Unitholders present in person or represented by proxy at the Meeting. The complete text of the special resolution intended to be placed before the Meeting for approval is as follows:

"BE IT RESOLVED, as a special resolution of the unitholders of Acclaim Energy Trust (the "Trust"), that:

1. pursuant to subsection 11.5(c)(ii) of the amended and restated trust indenture between Acclaim Energy Inc. ("Acclaim Energy") and Computershare Trust Company of Canada (the "Trustee"), the consolidation of the issued and outstanding trust units ("Trust Units") of the Trust on the basis of one (1) new trust unit ("New Unit") for each 2.5 issued and outstanding Trust Units by the Trustee upon the direction of the Board be and the same is hereby adopted, approved, ratified and confirmed;

2. where the consolidation would otherwise result in a holder of Trust Units being entitled to receive a fraction of a New Unit, each holder shall receive the next highest whole number of New Units and a trust company, bank, registered dealer in securities or recognized depository which holds Trust Units on behalf of several beneficial owners shall be entitled, on producing evidence satisfactory to the Trust's registrar and transfer agent as to the number of Trust Units held for each beneficial owner to receive an aggregate number of New Units equal to the total number of New Units which all of the beneficial owners represented by it would have been entitled to receive if their holdings of Trust Units had been registered in their own names;

3. any one director or officer of Acclaim Energy be and is hereby authorized and directed to execute or cause to be executed on behalf of the Trust or deliver or cause to be delivered all such documents, agreements and instruments and to do or cause to be done all such other acts and things as they shall determine in their sole discretion to be necessary or advisable in order to carry out the intent of the foregoing resolution and the matters authorized thereby, such discrimination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any act or thing; and

4. the Board in their discretion may revoke this special resolution before it is acted upon without further approval or authorization of the unitholders of the Trust."

The directors of Acclaim Energy believe that the above resolution is in the best interests of the Trust and recommend that Unitholders vote in favor of the resolution. The Board currently intends to proceed with the consolidation as soon as practicable after the Meeting. Once Unitholder approval is obtained, a letter of transmittal containing instructions with respect to the surrender of the Trust's Trust Unit certificates will be furnished to Unitholders for use in exchanging their Trust Unit certificates. Upon the return of a properly completed letter of transmittal together with any certificates representing Trust Units, certificates for the appropriate number of New Units will be issued.

No certificate representing fractional New Units will be issued. In the event the consolidation results in a Unitholder of the Trust becoming entitled to a fractional New Unit, such Unitholder shall be entitled to receive one whole New Unit for any such fraction. In calculating such fractional interest, all Trust Units held by a beneficial holder shall be aggregated. The persons named in the Instrument of Proxy furnished by management of the Trust intend, unless otherwise directed, to vote in favour of the special resolution approving the consolidation of the Trust Units as described above.

EXECUTIVE COMPENSATION PRIOR TO INTERNALIZATION

Management Agreement

On October 1, 2002 the Ketch Arrangement was completed. As part of the transaction, Acclaim Energy completed the acquisition of all of the issued and outstanding shares of the Manager with the result that the external management contract structure of the Trust as described below and all related fees were eliminated. See also "Matters to be Acted Upon at Meeting.

In its role under the management agreement dated April 20, 2001 (the "Management Agreement") as manager and administrator of the Trust and Acclaim Energy, the Manager was entitled to receive a management fee (the "Management Fee") until April 20, 2006, subject to renewal thereafter. The Management Fee was payable monthly on the 15th day of the month, in an amount equal to 2.5% of net production revenue from the oil and gas properties of subsidiaries of the Trust, including Acclaim

Energy. The Manager was paid $529,132 of Management Fees for the period from January 1, 2002 until termination of the Management Agreement on October 1, 2002 and $572,537 for the period from April 20, 2001 until December 31, 2001.

Pursuant to the Management Agreement the Manager was entitled to office space and services for its officers and employees at the cost of Acclaim Energy and was entitled to reimbursement for costs and expenses incurred in connection with the provision of services pursuant to the Management Agreement.

The Manager was also entitled to an acquisition fee equal to 1.5% of the purchase price of any properties acquired by Acclaim Energy. In the event that Acclaim Energy's interest in the properties or a portion thereof was sold, the Manager was entitled to a disposition fee equal to 1.0% of the sale price of the properties sold. In the case of property exchanges or swaps, the Manager was entitled to the 1.5% acquisition fee up to the purchase price of any assets acquired and would receive the 1.0% disposition fee to the extent the value of the property being disposed of exceeds the purchase price. The Manager received acquisition and disposition fees of $9,000 for the period from January 1, 2002 until termination of the Management Agreement on October 1, 2002 and $15,160 for the period from April 20, 2001 until December 31, 2001.

REPORT ON EXECUTIVE COMPENSATION

Report on Executive Compensation

The Board has appointed a Compensation Committee composed of three non-management directors, Messrs. Cleland (Chair), Brawn and Lee.

The Compensation Committee meets from time to time each year for the purpose of reviewing the overall compensation policy. The Compensation Committee makes specific recommendations to the Board on salaries of officers, bonus payments, unit option and Bonus Right allocations and directors' compensation. The Board reviews all recommendations of the Compensation Committee before final approval.

Acclaim Energy's compensation philosophy is aimed at attracting and retaining quality and experienced people which is critical to the success of the Trust. Employee compensation, including executive officer compensation, is comprised of three elements: base salary, short term incentive compensation (being cash bonuses) and long term incentive compensation (being unit options and Bonus Rights granted pursuant to the Option Plan and the Unit Distribution Incentive Bonus Plan, respectively, and Trust Units acquired pursuant to the employee unit ownership plan of Acclaim Energy).

Base Salaries

Base salary ranges are determined following a review of comparative data for other mid-sized Canadian conventional oil and gas trusts and mid-sized oil and gas companies. Such information is obtained from a number of sources including independent consultants who regularly review compensation practices in Canada.

Bonuses

In addition to base salaries, Acclaim Energy may award cash bonuses to its employees, including the executive officers. The Board, in consultation with management, establishes annually, the basis on which bonuses will be granted. Under this plan all employees are eligible to receive cash bonuses in the event specified performance targets are met or exceeded by Acclaim Energy.

Trust Unit Options

Individual unit options are granted by the Board on the recommendation of the Compensation Committee in consultation with senior management, in the case of employees, and by the Board after consultation with the Compensation Committee in the case of executive officers, including the President and Chief Executive Officer. Trust Unit options are intended to align executive and Unitholder interests by creating a direct link between compensation and Unitholder return. Participation in Acclaim Energy's Option Plan rewards overall trust performance, as measured through the price of the Trust Units. In addition, the plan enables executives to develop and maintain a significant ownership position in the Trust.

Trust Unit options are normally awarded by the Board upon the commencement of employment with Acclaim Energy based on the level of responsibility within Acclaim Energy. Additional grants are made periodically to recognize the exemplary

performance of, or the special contribution by, eligible individuals. An annual grant may be made to eligible individuals based on individual performance and the performance of the Trust during the most recently completed financial year in relation to performance achieved by industry peer trusts during the comparable period.

The purpose of the Option Plan is to assist and encourage ownership of Trust Units by directors, employees and consultants of Acclaim Energy, the Trust and their affiliates to work towards and participate in the growth and development of the Trust by providing such persons with the opportunity, through unit options, to acquire an ownership interest in the Trust.

Unit Distribution Incentive Bonus Plan

The Trust adopted a unit distribution incentive bonus plan (the "Unit Distribution Incentive Bonus Plan") pursuant to which the Board or, if determined by the Board, a compensation committee of the Board, grants rights (the "Bonus Rights") to directors, officers, employees or consultants of the Trust or Acclaim Energy or any affiliate thereof to receive a payment in an amount equal to (i) the aggregate annual value of Trust Unit distributions declared by the Trust between the date on which the Bonus Right is granted and the expiry date of the Bonus Right which exceed the Rate of Return, divided by (ii) the weighted average number of Trust Units outstanding. "Rate of Return" means 8% of the line item property and equipment on the Trust's balance sheet from time to time or such other percentage of the property and equipment as may be determined by the Board from time to time. Bonus Rights granted to any eligible person may not exceed the number of Trust Units subject to unit options granted to such eligible person pursuant to the Option Plan. No Bonus Rights may be exercised unless the rightholder, contemporaneously with the exercise thereof, irrevocably exercises fully-vested unit options held by the rightholder under the Option Plan to purchase an equivalent number of Trust Units.

Bonus Rights are granted by the Board on the recommendation of the Compensation Committee after consultation with senior management in the case of employees, and by the Board after consultation with the Compensation Committee in the case of executive officers, including the President and Chief Executive Officer. Bonus Rights are typically granted contemporaneously with the grant of unit options pursuant to the Option Plan.

The purpose of the Unit Distribution Incentive Bonus Plan is to provide effective long-term incentives to directors, officers, employees and consultants of Acclaim Energy, the Trust and their affiliates to work towards and participate in the growth and development of the Trust by providing such persons with long-term incentives related to distributions paid on the Trust Units.

Employee Unit Ownership Plan

All full-time employees of Acclaim Energy and its affiliates and subsidiaries may elect to contribute up to 5% of their regular salary to the employee unit ownership plan (the "Employee Unit Ownership Plan") of Acclaim Energy. For each $1.00 contributed by an employee to the Employee Unit Ownership Plan, Acclaim Energy contributes $2.00. The funds are then used to purchase Trust Units from treasury or on the open market during each calendar month. The maximum number of Trust Units that may be reserved for issuance pursuant to the plan is 1,000,000. As at December 31, 2002, there were 38,730 Trust Units issued pursuant to the terms of plan.

The purpose of the Employee Unit Ownership Plan is to encourage employee savings through investment in Trust Units and to allow Acclaim Energy to provide Trust Units as an incentive to employees through its contributions. The Employee Unit Ownership Plan provides a direct personal incentive to each employee by aliening a portion of each employee's investment portfolio with the performance of the Trust.

Summary

Acclaim Energy's compensation policies have allowed Acclaim Energy to attract and retain a team of motivated professionals and support staff working towards the common goal of enhancing unitholder value. The Compensation Committee will continue to review compensation policies to ensure that they are consistent with the performance of the Trust.

The foregoing report is respectfully submitted to Unitholders by the Compensation Committee:

Noel A. Cleland (Chair)
Robert G. Brawn
Jack C. Lee

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides a summary of compensation information in respect of the Chief Executive Officers of Acclaim Energy and the executive officer of Acclaim Energy whose salary and bonus exceeded, in the aggregate, $100,000 during 2002 (collectively, the "Named Executive Officers") for the year ended December 31, 2002 and for the period from April 20, 2001, the date the Trust was established pursuant to the Trust Indenture, until December 31, 2001. No other executive officer of Acclaim Energy received a salary and bonus exceeding, in the aggregate, $100,000 during the fiscal year ended December 31, 2002.

		Annual Compensation			Long-Term Compensation		
					Awards	Payout	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Trust Units under Options Granted (#)	LTIP Payouts [5] ($)	All Other Compensation ($)
J. Paul Charron [1] President and Chief Executive Officer	2002	47,500	Nil	[4]	800,000	Nil	3,292 [6]
Jack C. Lee [2] President and Chief Executive Officer (former)	2002	138,600	Nil	[4]	50,000	Nil	13,860 [7]
	2001	116,667	Nil	[4]	Nil	Nil	5,600 [7]
Barry P. Dorin [3] Executive Vice President Chief Operating Officer (former)	2002	115,710	Nil	[4]	Nil	Nil	157,122 [8]
	2001	88,133	20,000	[4]	Nil	Nil	4,400 [7]

Notes:

(1) Mr. Charron became the President and Chief Executive Officer of Acclaim Energy on October 1, 2002, the date of completion of the Ketch Arrangement.
(2) Mr. Lee resigned as President and Chief Executive Officer of Acclaim Energy on October 1, 2002, the date of completion of the Ketch Arrangement.
(3) Mr. Dorin resigned as Executive Vice President and Chief Operating Officer of Acclaim Energy on October 1, 2002, the date of completion of the Ketch Arrangement.
(4) The value of prerequisites and other personal benefits for each Named Executive Officer did not exceed the lessor of $50,000 and 10% of the total of the annual salary and bonus of the Named Executive Officer for the financial year.
(5) There are no long-term incentive plans.
(6) Represents amounts contributed by Acclaim Energy pursuant to the Employee Unit Ownership Plan.
(7) Represents amounts contributed by Acclaim Energy pursuant to an employee unit purchase plan which has been terminated.
(8) Of this amount, $10,962 represents a contribution by Acclaim Energy pursuant to an employee unit purchase plan which has been terminated and $146,160 represents severance paid to Mr. Dorin in connection with the completion of the Ketch Arrangement.

Trust Unit Options Granted to the Named Executive Officers

The following table sets forth information regarding grants of options to the Named Executive Officers made under the Option Plan during the year ended December 31, 2002.

Name	Trust Units Under Options Granted [1][2] (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price ($/Trust Unit)	Market Value of Trust Units Underlying Options on the Date of Grant ($/Trust Unit)	Expiration Date
J. Paul Charron	800,000	15.3%	3.94	3.94	September 30, 2007
Jack C. Lee	50,000	1.0%	3.94	3.94	September 30, 2007

Notes:

(1) The options vest as to one-third thereof on each of October 1, 2003, 2004 and 2005.
(2) The options were granted subject to Unitholder and regulatory approval.

Trust Unit Option Exercises and Financial Year End Values

The following table sets forth, with respect to the Named Executive Officers, the number of Trust Units acquired pursuant to the exercise of Trust Unit options during the fiscal year ended December 31, 2002, the aggregate value realized upon any such exercise, and the number of Trust Units covered by unexercised options under the Option Plan as at December 31, 2002. The value of the unexercised in-the-money options is the difference between the exercise price of the options and the fair market value of the Trust Units on December 31, 2002 which was $3.94 per Trust Unit.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2002 (#)		Value of Unexercised In-the-Money Options at December 31, 2002 (2) ($)	
			Vested	Not Vested (1)	Vested	Not Vested
J. Paul Charron	Nil	Nil	Nil	800,000	Nil	Nil
Jack C. Lee	50,000	$50,500	Nil	50,000	Nil	Nil
Barry P. Dorin	25,000	$42,500	Nil	Nil	Nil	Nil

Notes:

(1) The options vest as to one-third thereof on each of October 1, 2003, 2004 and 2005.

(2) The in-the-money value of the unexercised Trust Unit options has been calculated using the closing price of $3.94 for the Trust Units of the Trust on the TSX on December 31, 2002, less the applicable exercise price of the underlying Trust Unit options.

REMUNERATION OF DIRECTORS

Each of the non-management directors of Acclaim Energy received an annual retainer of $6,000 and $500 per meeting or committee meeting attended, plus expenses of attending such meetings during 2002. Each of the non-management directors of Acclaim Energy also received a $10,000 bonus in October 2002 for their work in completing the Ketch Arrangement. In addition, during 2002 each of the non-management directors of Acclaim Energy were granted options to purchase 50,000 Trust Units at an exercise price of $3.94 per Trust Unit.

In the fiscal year of the Trust ended December 31, 2002, a total of $121,000 (April 20, 2001, the date the Trust was established pursuant to the Trust Indenture, until December 31, 2001 - $30,500) in fees were paid to the directors of Acclaim Energy.

LIABILITY INSURANCE OF DIRECTORS AND OFFICERS

Acclaim Energy maintains directors' and officers' liability insurance coverage for losses to Acclaim Energy if it is required to reimburse directors and officers, where permitted, and for direct indemnity of directors and officers where corporate reimbursement is not permitted by law. The insurance protects Acclaim Energy against liability (including costs), subject to standard policy exclusions, which may be incurred by directors and/or officers acting in such capacity for Acclaim Energy. All directors and officers of Acclaim Energy are covered by the policy and the amount of insurance applies collectively to all. The cost of this insurance is $47,000 per annum.

EMPLOYMENT CONTRACTS

As at April 17, 2003, the Trust and its subsidiaries do not have a written employment agreement or termination of employment or "change of control" agreement with any of the Named Executive Officers.

PERFORMANCE CHART

The following graph illustrates changes from April 26, 2001, the date the Trust Units commenced trading on the TSX following the establishment of the Trust pursuant to the Trust Indenture, to December 31, 2002, in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index (formerly the TSE 300 Composite Index), the TSX Oil & Gas Producers Index and the S&P/TSX Canadian Energy Trust Total Return Index, with all dividends and distributions reinvested.


$120
$100
$80
$60
$40
$20
$0
April 26, 2001
December 31, 2001
December 31, 2002
Acclaim Energy Trust Unitholder Total Return
S&P/TSX Composite Index
TSX Oil & Gas Producers Index
S&P/TSX Canadian Energy Trust Total Return Index

	April 26, 2001	December 31, 2001	December 31, 2002
Acclaim Energy Trust Unitholder Total Return	$100	$80.88	$113.23
S&P/TSX Composite Index	$100	$97.67	$ 83.80
TSX Oil & Gas Producers Index	$100	$92.25	$105.14
S&P/TSX Canadian Energy Trust Total Return Index	$100	$91.35	$106.00

CORPORATE GOVERNANCE

General

In 1995, the TSX adopted a set of guidelines which were revised in 1999 (the "Guidelines") relating to corporate governance matters. The Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among a corporation's board, management and shareholders. The TSX has prescribed that all corporations listed on the TSX must annually disclose their approach to corporate governance with specific reference to each of the Guidelines.

Set out below is a description of the Trust's governance practices, some of which are mandated by the terms of the Trust Indenture and others of which are established by the Board.

	Corporate Governance Guideline	The Trust's Alignment	Commentary
1.	The Board should explicitly assume responsibility for stewardship of the Trust, including the following matters:	Yes	The mandate of the Board (the "Board") expressly accepts responsibility for the stewardship of Acclaim Energy, the other subsidiaries of the Trust and the Trust to the extent delegated to Acclaim Energy under the Trust Indenture. In general terms, the Board, in consultation with the Chief Executive Officer of Acclaim Energy (the "CEO"), defines the principal objectives of the Trust and monitors the management of the business and affairs of the Trust with the goal of achieving the Trust's principal objectives.
(a)	adoption of a strategic planning process	Yes	The Board has assumed responsibility for the adoption of a strategic planning process through its review of forecasts and capital budgets from time to time, and approval of strategic plans which take into account, among other things, the opportunities and risks of the business. This review is performed on an annual basis and also in connection with material transactions undertaken by the Trust.
(b)	identification of principal risks, and implementing risk management systems	Yes	The Board and the Audit Committee perform the functions of identification of the principal risks of the business of the subsidiaries of the Trust; the implementation of appropriate systems to manage these risks and the review of the integrity of the internal controls and management information systems of the subsidiaries of the Trust. Directly and through the Audit Committee, the Board monitors and receives periodic reports respecting operations, internal controls and business risks from the management and the external auditors.
(c)	succession planning and monitoring senior management	Yes	The Board is responsible for monitoring and reviewing the performance of the CEO and senior management and for ensuring adequate succession for their positions. The Compensation Committee is specifically mandated to ensure that appropriate executive succession planning and performance evaluation programs are in place and operating effectively. The Compensation Committee conducts an annual review of the performance of the CEO. Senior management performance evaluations are undertaken annually, by the CEO. The Compensation Committee in conjunction with the CEO of the Trust has begun preparing a documented succession plan for the Trust to be put in place during 2003. The succession plan encompasses the identification of key roles and responsibilities and the planned development of certain individuals to fulfill those roles in the future.
(d)	communications policy.	Yes	The Board endeavours to ensure open, accessible and timely disclosure to Unitholders and the public respecting the business, affairs and performance of the Trust in full compliance with all applicable legal requirements. The Board, directly or through the Audit Committee, approves major compliance and communication documents, including financial statements and management's discussion and analysis included in annual and quarterly reports, financing documents and other disclosure documents. The Audit Committee reviews financial risk management issues and the procedures to ensure the accurate and timely reporting of the Trust's financial and operating results to Unitholders.

	Corporate Governance Guideline	The Trust's Alignment	Commentary
(e)	integrity of internal control and management information systems	Yes	The Board is specifically mandated to ensure processes are in place to monitor and maintain the integrity of the Trust's financial reporting, internal control and management information systems and performs this function through its regular board meetings and through the activities of the Audit Committee.
2.	Majority of directors should be "unrelated", and how these conclusions were reached	Yes	The Board is presently comprised of seven (7) members. The Board has determined that six (6) of its directors are "unrelated directors" within the meaning of the Guidelines. Mr. Charron is the President and CEO of Acclaim Energy and is therefore not unrelated. The remaining directors comply with the definition in the Guidelines which defines an unrelated director as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Trust, other than interests arising from shareholdings. The Chairman and Vice-Chairman of the Board are unrelated directors.
3.	Appoint a Committee responsible for the nomination procedures and orientation for new directors composed exclusively of outside (i.e., non-management) directors, the majority of whom are unrelated	No	The Governance Committee's proposed mandate to be adopted in 2003 explicitly includes nomination procedures and orientation of new members. The Governance Committee is comprised solely of unrelated directors. Pursuant to the proposed mandate, the Committee will be responsible for identifying and recommending new nominees to fill vacancies on, or to add additional directors to, the Board as required.
4.	Implement a process for assessing the effectiveness of the board of directors, its committees and individual directors	No	The Governance Committee intends to adopt in 2003 a process for the assessment and evaluation of the performance and contribution of individual members of the Board and the evaluation on an ongoing basis of the effectiveness of the Board and its committees.
5.	Provide orientation and education programs for new directors	No	The proposed mandate of the Governance Committee to be adopted in 2003 specifically includes the development and periodic review of orientation and education programs for new directors.
6.	Consider size of board of directors, and impact of the number on board effectiveness	Yes	The Governance Committee has determined, with the proposed addition to the Board, that the present size of the Board is appropriate as it is large enough to permit a diversity of views without being too large to detract from the Board's efficiency and effectiveness.
7.	Review compensation of directors	Yes	The Compensation Committee reviews annually the form and amount of compensation to ensure that such compensation reflects the responsibilities and risks in being an effective director. The Compensation Committee benchmarks directors compensation against compensation received by directors in similar positions. The Board has set director compensation based upon recommendations from this committee.

Corporate Governance Guideline		The Trust's Alignment	Commentary
8.	Committees should generally be composed of outside directors	Yes	All of the members of all Board Committees are unrelated directors.
9.	Appoint a committee responsible for the Trust's approach to corporate governance issues	Yes	The Governance Committee assists the Board in matters pertaining to the Trust's approach to governance issues, the organization and composition of the Board, the organization and conduct of Board meetings, and the effectiveness of the Board in performing and fulfilling its responsibilities.
10(a)	Define limits to management's responsibilities by developing mandates for:		
(i)	the board of directors	No	The Board is developing a mandate which includes a description of its major goals and duties which will be approved in 2003.
(ii)	the Chief Executive Officer	Yes	Annually the Compensation Committee and the CEO define the main role of the position and identify the key functions for the CEO to fulfill in the next year.
(b)	board of directors should approve the Chief Executive Officer's corporate objectives	Yes	The corporate objectives for which the CEO is responsible are reviewed by the Board on an annual basis.
11.	Establish structures and procedures to enable the board of directors to function independently of management	Yes	The Board has determined to meet quarterly without management present in order to ensure the functioning of the Board is independent of management. The Chairman and Vice-Chairman of the Board is independent of the Trust's management. The committees of the Board meet independently of management when warranted.
12.	Ensure an Audit Committee consisting of non-management directors has a specifically defined mandate and direct communication channels with external auditors	Yes	The Board has established an audit committee comprised of three unrelated directors and has specifically defined its roles and responsibilities in its mandate. The mandate of the Audit Committee specifies its objectives as follows: • to assist directors in meeting their responsibilities (particularly for accountability) in respect of the preparation and disclosure of the financial statements of the Trust and related matters; • to provide better communication between directors and external parties; • to ensure the external auditor's independence; • to increase the credibility and objectivity of financial reports; and • to strengthen the role of the outside directors by facilitating in depth discussions between directors on the Audit Committee, management and external auditors.

	Corporate Governance Guideline	The Trust's Alignment	Commentary
			The Audit Committee's responsibilities include oversight of the nature and scope of the annual audit, to provide an assessment of qualifications and experience of audit firms available to perform the Trust's annual audit, management's reporting on internal accounting standards and practices, financial information and accounting systems and procedures, review of major financial reports, documents and statements and recommending, for Board of Director approval, the audited financial statements and other mandatory disclosure releases containing financial information. The Audit Committee has regular access to the internal accounting group of management and meets with the external auditors four times a year. The mandate of the Audit Committee expressly requires the approval by it of any non-audit assignments by the Trust to the external auditor.
13.	Implement a system to enable individual directors to engage outside advisors at the Trust's expense	Yes	The Board has determined that any director, with the concurrence of the Governance Committee, can retain an outside advisor at the expense of Acclaim Energy.

Other Activities of the Board of Directors of Acclaim Energy

The Board holds regularly scheduled meetings at least quarterly to perform its responsibilities, including those specific responsibilities delegated to it under the Trust Indenture or adopted by the Board. In particular, significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties; (ii) the approval of capital expenditure budgets; and (iii) establishment of credit facilities are made by the Board. In addition, the Trustee has delegated certain matters to the Board including all decisions relating to: (i) matters relating to any offers for Trust Units; (ii) issuances of additional Trust Units; (iii) the determination of the amount of distributable income; and (iv) substantially all management matters related to the Trust.

The Board and its committees has access to senior management on a regular basis as Mr. Charron is a director and attends all meetings of the Board along with other executive officers who are invited to attend directors meetings to provide necessary information to facilitate decision making activities.

The Board, in part, performs its mandated responsibilities through the activities of its four committees: the Audit Committee, the Reserves Committee, the Compensation Committee and the Governance Committee, all of which are entirely comprised of unrelated directors. The Reserves Committee's responsibilities include reviewing the annual evaluation reports on the oil and gas reserves of the Trust's subsidiaries, periodically reviewing the qualifications, experience and independence of the consulting engineering firms reporting on the Trust's oil and natural gas reserves and meeting with the engineers employed or otherwise retained by the Trust's subsidiaries who prepare such reports.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

Except as set forth below in the table, neither the Trustee, nor any director or senior officer of subsidiaries of the Trust, is, or has at any time since the beginning of the Trust's last completed financial year, been indebted to the Trust or any of its subsidiaries, or whose indebtedness to another entity is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Trust or any of its subsidiaries.

The aggregate amount outstanding to subsidiaries of the Trust for indebtedness (including indebtedness generated by subsidiaries of the Trust) of present and former directors, officers or employees of subsidiaries of the Trust, entered into with respect to the purchase of securities of the Trust or its subsidiaries, excluding routine indebtedness as at April 17, 2003 was $2,275,000.

Name and Principal Position	Involvement of Acclaim Energy	Largest Amount of Indebtedness Outstanding During the Year Ended December 31, 2002	Amount Outstanding as at April 17, 2003	Security for Indebtedness
J. Paul Charron President and Chief Executive Officer	Lender [(1)]	$525,000	$525,000	Pledge of 347,674 Trust Units and 100,774 common shares of Ketch Resources Ltd.
Brent Defosse Vice President, Production and Chief Operating Officer	Lender [(2)]	Nil	$400,000	Pledge of 100,000 Trust Units
Rick Tiede Vice President, Business Development	Lender [(2)]	Nil	$400,000	Pledge of 100,000 Trust Units
Grace Stickland Vice President, Land	Lender [(2)]	Nil	$350,000	Pledge of 87,500 Trust Units
Stephanie Bunch Controller	Lender [(2)]	Nil	$300,000	Pledge of 75,000 Trust Units

Notes:

(1) On completion of the Ketch Arrangement, Acclaim Energy assumed loans in the aggregate amount of $525,000 made by predecessor companies to Mr. Charron to enable him to acquire securities in the predecessor companies. The loans are evidenced by a promissory note, do not bear interest and are due on the earlier of February 24, 2008 and the date Mr. Charron ceases to be an employee of Acclaim Energy or any affiliate thereof and are secured by a pledge in favour of Acclaim Energy of 347,674 Trust Units and 100,774 common shares of Ketch Resources Ltd. Distributions on an after-tax basis on the 347,674 Trust Units are applied in repayment of principal.

(2) Subject to Unitholder approval at the Meeting, during the month of February 2003 Acclaim Energy loaned $1,450,000 to senior officers of Acclaim Energy to enable them to purchase an aggregate of 362,500 Trust Units from treasury at a price $4.00 per Trust Unit. Each of the loans is evidenced by a promissory note, does not bear interest and is due on the earlier of February 24, 2008 and the date the borrower ceases to be an employee of Acclaim Energy or any affiliate thereof and is secured by a pledge in favour of Acclaim Energy of 100,000 Trust Units (Defosse), 100,000 Trust Units (Tiede), 87,500 Trust Units (Stickland) and 75,000 Trust Units (Bunch). Distributions on an after-tax basis on the Trust Units are applied in repayment of principal. The private placement of Trust Units to the senior officers of Acclaim Energy has been closed in escrow subject to receipt of Unitholder approval at the Meeting. See "Matters to be Acted Upon at Meeting – 6. Approval of Private Placement of Trust Units".

(3) Excluding indebtedness that has been entirely repaid and routine indebtedness which includes indebtedness arising by reason of purchases made on usual trade terms or of ordinary travel or expense advances for similar reasons.

The aggregate amount outstanding to subsidiaries of the Trust for indebtedness of present and former directors, officers and employees of subsidiaries, entered into other than with respect to the purchase of securities of the Trust or a subsidiary and excluding routine indebtedness, as at April 17, 2003 was nil.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There were no other material interests, direct or indirect, of directors or senior officers of Acclaim Energy or directors and senior officers of the Manager, nominees for director of Acclaim Energy, any Unitholder who beneficially owns more than 10% of the Trust Units of the Trust, or any known associate or affiliate of such persons, in any transaction during 2002 or in any proposed transaction which has materially affected or would materially affect the Trust or Acclaim Energy other than as disclosed herein and below:

During 2002 Acclaim Energy operated pursuant to joint venture agreements to conduct a development and exploration program with three private industry participants as a means to realizing inherent value in Acclaim Energy's undeveloped land holdings at a reduced risk to Acclaim Energy and to reduce the overall level of its capital expenditures. The estimated total cost of the exploration and development program is approximately $8.25 million (excluding option wells), 75% of which will be for the account of the joint venture participants. Robert G. Brawn and Jack C. Lee, directors and the Chairman and Vice-Chairman of

Acclaim Energy, respectively, together with their associates and affiliates, collectively own, directly or indirectly, approximately 42% of the voting shares of 951109 Alberta Ltd., a 10% working interest participant in the joint venture. The other joint venture participants are at arm's length to Acclaim Energy and the terms of joint venture participation is the same for all of the participants. Management of Acclaim Energy believes that the terms of the joint venture arrangements are commercially reasonable and customary in the oil and gas industry and at least as favourable to Acclaim Energy as those available from the arm's length participants.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of Acclaim Energy is not aware of any material interest of any director, senior officer or nominee for director of Acclaim Energy, or of any associate or affiliate of any of the foregoing, in respect of any matter to be acted on at the Meeting except as disclosed herein.

OTHER MATTERS

Management of Acclaim Energy knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL AND CERTIFICATION

The contents and sending of this Information Circular - Proxy Statement has been approved by the Board on behalf of the Trust.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED April 17, 2003

ACCLAIM ENERGY TRUST
By: Acclaim Energy Inc.

(Signed) J. Paul Charron
President and Chief Executive Officer

(Signed) Stephanie Bunch
Controller and as Chief Financial Officer

SCHEDULE "A"

ACCLAIM ENERGY TRUST

2002 TRUST UNIT OPTION PLAN

ACCLAIM ENERGY TRUST

TRUST UNIT OPTION PLAN

Page

SECTION 1 - PURPOSE OF THE PLAN

1.1 Purpose

The purpose of the Acclaim Energy Trust (the "Trust") Trust Unit Option Plan is to assist and encourage ownership of Trust Units by directors, officers, employees and Consultants of Acclaim Energy Inc., the Trust and their affiliates (as determined by the Securities Act (Alberta)) to work towards and participate in the growth and development of the Trust by providing such persons with the opportunity, through Trust Unit options, to acquire an ownership interest in the Trust.

SECTION 2 - DEFINITIONS AND INTERPRETATION

2.1 Definitions

For the purposes of this Plan, the following terms will have the following meanings:

(a) "**Board**" means the board of directors of Acclaim Energy Inc., or its successor;

(b) "**Change of Control**" includes:

(i) an offer to acquire, or the acquisition, by any person or corporation, or any persons or corporations acting jointly or in concert (as determined by the *Securities Act* (Ontario)), whether directly or indirectly, of voting securities of the Trust, which, together with all other voting securities of the Trust as the case may be, held by such persons or corporations, constitutes, in the aggregate, more than 30% of all outstanding voting securities of the Trust, as the case may be;

(ii) an amalgamation, arrangement or other form of business combination of the Trust or Acclaim Energy Inc. with another corporation or entity which results in the holders of voting securities of that other corporation or entity holding, in the aggregate, more than 30% of all outstanding voting securities of the Trust or Acclaim Energy Inc. as the case may be, resulting from the business combination; and

(iii) the sale, lease or exchange of all or substantially all of the property of the Trust or Acclaim Energy Inc. to another person or corporation (other than in the ordinary course of business of the Trust or Acclaim Energy Inc., as the case may be, or to a subsidiary (as defined in the *Securities Act* (Alberta));

(c) "**Consultant**" means an individual (including an individual whose services are contracted through a personal holding corporation) engaged to provide ongoing management or consulting services for the Trust, Acclaim Energy Inc., or their subsidiaries;

(d) "**Eligible Person**" means any director, officer, employee or Consultant of the Trust or Acclaim Energy Inc. or any of their affiliates;

(e) "**Exercise Price**" means the price per Trust Unit at which Trust Units may be subscribed for by an Optionholder pursuant to a particular Option Agreement;

(f) "**Expiry Date**" means the date on which an Option expires pursuant to the Option Agreement relating to that Option;

(g) "**Grant Date**" means the date on which an Option is granted, which date may be on or, if determined by the Board at the time of grant, after the date that the Board resolves to grant the Option;

(h) **"Insider"** means:

(i) an insider as defined in the *Securities Act* (Ontario), other than a person who falls within that definition solely by virtue of being a director or senior officer of a Subsidiary; and

(ii) an associate, as defined in the *Securities Act* (Ontario), of any person who is an insider by virtue of (i) above;

(i) **"Intrinsic Value"** means, in respect of each Trust Unit subject to an Option, an amount equal to the difference between:

(i) the weighted average price per Trust Unit for the Trust Units for five consecutive trading days ending on the last trading day preceding the date in question on the Toronto Stock Exchange (or if the Trust Units are not listed on the Toronto Stock Exchange, on such stock exchange as the Trust Units are then traded), such weighted average price to be determined by dividing the aggregate sale price of all Trust Units sold on the said exchange during the said five consecutive trading days by the total number of Trust Units so sold; and

(ii) the Exercise Price of the Options.

(j) **"Option"** means an option to purchase Trust Units granted to an Eligible Person pursuant to the terms of the Plan;

(k) **"Option Agreement"** means an agreement between the Trust, or Acclaim Energy Inc. on behalf of the Trust and an Eligible Person setting out the terms of an Option granted to the Eligible Person;

(l) **"Optioned Trust Units"** means the Trust Units that may be subscribed for by an Optionholder pursuant to a particular Option Agreement;

(m) **"Optionholder"** means an Eligible Person to whom an Option has been granted;

(n) **"Plan"** means this Trust Unit Option Plan of the Trust;

(o) **"Trust"** means Acclaim Energy Trust and any successor thereto;

(p) **"Trust Units"** means Trust Units of the Trust; and

(q) **"Trust Unit Compensation Arrangement"** means any trust unit option, trust unit option plan, employee trust unit purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Trust Units, including a trust unit purchase from treasury which is financially assisted by the Trust, Acclaim Energy Inc. or an affiliate of the Trust or Acclaim Energy Inc. by way of a loan, guarantee or otherwise.

2.2 Interpretation

(a) Time shall be the essence of this Plan.

(b) Words denoting the singular number include the plural and vice versa and words denoting the masculine include the feminine.

(c) This Plan and all matters to which reference is made herein will be governed by and interpreted in accordance with the laws of Alberta and the laws of Canada applicable therein.

SECTION 3 - GENERAL PROVISIONS OF THE PLAN

3.1 Administration

(a) The Plan will be administered by the Board or, if determined by the Board, by a compensation committee of the Board consisting of not less than three directors. If a compensation committee is appointed to administer the Plan, all references in this Plan to the Board will be deemed to be references to the compensation committee.

(b) Subject to the limitations of the Plan, the Board has the authority to:

(i) determine which Eligible Persons are to be granted Options and grant Options to those Eligible Persons;

(ii) determine the terms of such Options;

(iii) prescribe the form of Option Agreement with respect to a particular Option; and

(iv) interpret the Plan and determine all questions arising out of the Plan and any Option granted pursuant to the Plan, which interpretations and determinations will be conclusive and binding on the Trust and all other affected persons.

3.2 Units Reserved

(a) The maximum number of Trust Units that may be reserved for issuance pursuant to Options granted under the Plan is 11,500,000.

(b) The maximum number of Trust Units that may be reserved for issuance to any one Eligible Person pursuant to Options granted under the Plan is 5% of the number of Trust Units outstanding at the time of reservation.

(c) Any Trust Units subject to an Option that expires or terminates without having been fully exercised may be made the subject of a further Option. No fractional Trust Units may be issued under the Plan.

3.3 Eligibility

Options may be granted by the Board to any Eligible Person, subject to the limitations set forth in sections 3.2(b) and 3.4.

3.4 Limits with respect to Insiders

(a) The maximum number of Trust Units that may be reserved for issuance to Insiders pursuant to Options granted under the Plan and any other Trust Unit Compensation Arrangement is 10% of the number of Trust Units outstanding.

(b) The maximum number of Trust Units that may be issued to Insiders under the Plan and any other Trust Unit Compensation Arrangement within a one year period is 10% of the number of Trust Units outstanding.

(c) The maximum number of Trust Units that may be issued to any one Insider under the Plan and any other Trust Unit Compensation Arrangement within a one-year period is 5% of the number of Trust Units outstanding.

3.5 Non-Exclusivity

Nothing contained in this Plan will prevent the Board from adopting other or additional Trust Unit Compensation Arrangements, subject to obtaining any required regulatory or securityholder approvals.

3.6 Amendment of Plan and Options

(a) The Board may amend, suspend or terminate the Plan at any time, provided that no such amendment, suspension or termination may:

(i) be made without obtaining any required regulatory or securityholder approvals; or

(ii) alter or impair any Options previously granted to an Optionholder without the consent or deemed consent of the Optionholder.

(b) The Board may amend the terms of any outstanding Option (including, without limitation, the cancellation of an Option or an amendment to the date or dates on which an Option or a portion thereof vests and so becomes exercisable), provided that:

(i) any required regulatory and securityholder approvals are obtained;

(ii) the Board would have had the authority to initially grant the Option under terms as so amended; and

(iii) the consent or deemed consent of the Optionholder is obtained.

3.7 Compliance with Laws and Stock Exchange Rules

The Plan, the grant and exercise of Options under the Plan and the Trust's obligation to issue Trust Units on exercise of Options will be subject to all applicable federal, provincial and foreign laws, rules and regulations and the rules of any stock exchange on which the Trust Units are listed for trading. No Option will be granted and no Trust Units will be issued under the Plan where such grant or issue would require registration of the Plan or of such Trust Units under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue of Trust Units in violation of this provision will be void. Trust Units issued to Optionholders pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

SECTION 4 - GRANT OF OPTIONS

4.1 Option Agreement

Upon the grant of an Option, the Trust will deliver to the Optionholder an Option Agreement dated the Grant Date, containing the terms of the Option and executed by the Trust, and upon delivery to the Trust of the Option Agreement executed by the Optionholder such Optionholder will be a participant in the Plan and have the right to purchase the Optioned Trust Units on the terms set out in the Option Agreement and in the Plan.

4.2 Exercise Price

The Exercise Price of Trust Units subject to an Option will be determined by the Board at the time of grant and will not be less than the market price of the Trust Units at the Grant Date, calculated as the closing price of the Trust Units on the Toronto Stock Exchange on the last trading day preceding the Grant Date or, if the Trust Units did not trade on such last trading day, the average, rounded up to the nearest cent, of the bid and ask prices for the Trust Units at the close of trading on such last trading day.

4.3 Time of Exercise

(a) An Option may be exercised by an Optionholder as follows:

(i) on and after the first anniversary of the Grant Date, as to 33⅓% of the Optioned Trust Units or any part thereof;

(ii) on and after the second anniversary of the Grant Date, as to an additional 33⅓% of the Optioned Trust Units or any part thereof; and

(iii) on and after the third anniversary of the Grant Date, as to the remaining 33⅓% of the Optioned Trust Units or any part thereof;

subject to the right of the Board to determine at the time of grant that a particular Option will be exercisable in whole or in part on different dates and to determine after the Grant Date that a particular Option will be exercisable in whole or in part on earlier dates for any reason.

(b) Subject to any express provisions of any Option Agreement to the contrary, and subject to paragraph 4.3(c), in the event of a Change of Control, the unvested portion of all Options will be conditionally exercisable in whole or in part on:

(i) the date and time of the takeover bid;

(ii) the date of the meeting of security holders of the Trust at which the amalgamation, arrangement or other form of business combination, as the case may be, is approved; or

(iii) the date and time of the meeting of security holders of the Trust or Acclaim Energy Inc. at which the sale, lease or exchange of all or substantially all of the property of the Trust or Acclaim Energy Inc. is approved.

(c) If: (i) the unvested portion of an Option which is accelerated pursuant to paragraph 4.3(b) is not exercised by an Optionholder; (ii) the securities of the Trust are not taken up and paid for under the takeover bid referred to in paragraph 4.3(b)(i); (iii) the transactions referred to in paragraph 4.3(b)(ii) or (iii), as the case may be, are not completed; or (iv) the Optionholder has ceased to be an Eligible Person prior to the time the securities of the Trust are taken up and paid for under the Takeover Bid or the time the transactions referred to in paragraphs 4.3(b)(ii) or (iii), as the case may be, are completed (and for these purposes, if the Optionee is an employee of the Trust or a subsidiary, such employment shall be deemed for all purposes of this Plan to have ceased at the time the Optionholder ceases to be in active employment carrying regular and normal duties), such unvested portion of the Option which is accelerated shall cease to be accelerated and shall be exercisable only in accordance with provisions of this Plan other than paragraphs 4.3(b).

4.4 Expiry Date

The Expiry Date of an Option will be five years after the Grant Date, subject to:

(a) the right of the Board to determine at the time of grant that a particular Option will have a shorter or longer term, not to exceed ten years from the Grant Date; and

(b) the provisions of any Option Agreement relating to early expiry.

4.5 Non-Assignable

An Option may be exercised only by the Optionholder and will not be assignable provided that nothing herein contained shall restrict the right of the Optionholder to dispose of by will or other testamentary disposition any Trust Units owned by the Optionholder.

4.6 No Rights as Trust Unitholder or to Remain an Eligible Person

(a) An Optionholder will only have rights as a Trust Unitholder of the Trust with respect to those of the Optioned Trust Units that the Optionholder has acquired through exercise of the Option in accordance with its terms.

(b) Nothing in this Plan or in any Option Agreement will confer on any Optionholder any right to remain as a director, officer, employee or Consultant of the Trust or Acclaim Energy Inc. or any subsidiary thereof.

4.7 Adjustments to Trust Units

The number of Trust Units delivered to an Optionholder upon exercise of an Option will be adjusted in the following events and manner, subject to the right of the Board to make such other or additional adjustments as are appropriate in the circumstances:

(a) upon (i) a subdivision of the Trust Units into a greater number of Trust Units, (ii) a consolidation of the Trust Units into a lesser number of Trust Units or (iii) the issue of a stock dividend to holders of the Trust Units, the Trust will deliver upon exercise of an Option, in addition to or in lieu of the number of Optional Trust Units in respect of which the right to purchase is being exercised and without the Optionholder making any additional payment, such greater or lesser number of Trust Units as result from the subdivision, consolidation or stock dividend;

(b) upon the distribution by the Trust to holders of the Trust Units of (i) securities of any class (whether of the Trust or another corporation) other than Trust Units, (ii) rights, options or warrants, (iii) evidences of indebtedness or (iv) cash (other than dividends in the ordinary course), securities or other property or assets, the Trust will deliver upon exercise of an Option, in addition to the number of Optioned Trust Units in respect of which the right to purchase is being exercised and without the Optionholder making any additional payment, such other securities, evidence of indebtedness or assets as result from such distribution;

(c) upon a capital reorganization, reclassification or change of the Trust Units, a consolidation, an amalgamation, arrangement or other form of business combination of the Trust with another corporation or a sale, lease or exchange of all or substantially all of the property of the Trust, the Trust will deliver upon exercise of an Option, in lieu of the Optioned Trust Units in respect of which the right to purchase is being exercised, the kind and amount of shares or other securities or property as result from such event;

(d) an adjustment will take effect at the time of the event giving rise to the adjustment, and the adjustments provided for in this section are cumulative;

(e) the Trust will not be required to issue fractional Trust Units or other securities under the Plan and any fractional interest in a Trust Unit or other security that would otherwise be delivered upon the exercise of an Option will be cancelled; and

(f) if at any time the Trust grants to its unitholders the right to subscribe for and purchase pro rata additional securities of the Trust or of any other entity or body corporate, there shall be no adjustments made to the number of Trust Units or other securities subject to any Option in consequence thereof and all Options shall remain unaffected.

4.8 Payment of Intrinsic Value of Options in Lieu of Exercise

Upon exercise of any Options granted under the Plan, the Optionholder may elect that the Trust pay (subject to any applicable withholding tax) the Intrinsic Value of all or any of the Options exercised by the Optionholder in consideration for the disposition of the Optionholder of the right to receive Trust Units pursuant to such Options and the termination thereof, which Intrinsic Value may be paid, at the election of the Trust, in cash or in Trust Units, as provided herein. Following the election or deemed election of the Optionholder to receive the Intrinsic Value, the Trust shall, if the Trust elects to pay the Intrinsic Value in cash, cause a cheque to be issued payable to the Optionholder (or as the Optionholder may direct), or if the Trust elects to pay the Intrinsic Value in Trust Units, cause a certificate representing the Trust Units to be issued in the name of the Optionholder (or as the Optionholder may direct) to be sent by pre-paid mail or delivered to the Optionholder within ten days of exercise of the applicable Options. If the Trust elects to pay all or any part of the Intrinsic Value in Trust Units, the number of Trust Units to be issued shall be determined by dividing the Intrinsic Value of the Options to be terminated and paid for in Trust Units divided by the weighted average price per unit for the Trust Units for the five consecutive trading days ending on the last trading day preceding the effective date of exercise of the Options on the Toronto Stock Exchange (or if the Trust Units are not listed on the Toronto Stock Exchange on such stock exchange as the Trust Units are then traded), such weighted average price to be determined by dividing the aggregate sale price of all Trust Units sold on the said exchange during the said five consecutive trading days by the total number of Trust Units so sold. Upon such payments being made, the Options which the Optionholder has elected to cause the disposition thereof shall terminate and be at an end and the Optionholder shall cease to have any further rights in respect thereof.

SECTION 5 - EXERCISE OF OPTIONS

5.1 Manner of Exercise

An Optionholder who wishes to exercise an Option may do so by delivering the following to the Trust on or before the Expiry Date of the Option:

(a) a completed notice of exercise in the manner provided in the Option Agreement; and

(b) a cheque (which need not be a certified cheque) or bank draft payable to the Trust for the aggregate Exercise Price for the Optioned Trust Units being acquired.

If the Optionholder is deceased, the Option may be exercised by the legal personal representatives of the Optionholder who, in addition to delivering to the Trust the Notice of Exercise and cheque or bank draft described above, must also deliver to the Trust evidence of their status.

5.2 Delivery of Unit Certificate

Not later than five business days after receipt of the Notice of Exercise and payment in full for the Optioned Trust Units being acquired, the Trust will direct its transfer agent to issue a certificate in the name of the Optionholder (or, if deceased, his estate) for the number of Optioned Trust Units purchased by the Optionholder (or his estate), which will be issued as fully paid and non-assessable Trust Units.

ACCLAIM ENERGY TRUST
VOTING DIRECTION FOR HOLDERS OF 6% UNSECURED SUBORDINATED DEBENTURES OF ACCLAIM ENERGY INC.

The undersigned holder (the "Holder") of 6% unsecured subordinated debentures ("Debentures") of Acclaim Energy Inc. ("Acclaim Energy") has the right to instruct Computershare Trust Company of Canada (the "Trustee") in respect of the exercise of their votes at the Annual and Special Meeting of the unitholders of Acclaim Energy Trust (the "Trust") to be held on May 29, 2003 (the "Meeting"), as follows:

- To instruct the Trustee to exercise the votes to which the Holder is entitled as indicated below; **OR**
- To instruct the Trustee to appoint a representative of the Trust's management as proxy to exercise the votes to which the holder is entitled as indicated below; **OR**
- To instruct the Trustee to appoint the Holder, or the Holder's designee as a proxy to exercise personally the votes to which the Holder is entitled as indicated below.

The Holder directs that their Debentures be voted as follows:	
1.	**FOR** ________ **or WITHHOLD FROM VOTING FOR** ________ the appointment of Computershare Trust Company of Canada, as trustee of the Trust for the ensuing year;
2.	**FOR** ________ **or WITHHOLD FROM VOTING FOR** ________ the election of eight (8) directors of Acclaim Energy Inc. as specified in the Information Circular – Proxy Statement of the Trust dated April 17, 2003 (the "Information Circular – Proxy Statement");
3.	**FOR** ________ **or WITHHOLD FROM VOTING FOR** ________ the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Trust for the ensuing year;
4.	**FOR** ________ **or AGAINST** ________ the ordinary resolution approving the adoption of a new trust unit option plan of the Trust as specified in the Information Circular – Proxy Statement;
5.	**FOR** ________ **or AGAINST** ________ the ordinary resolution authorizing the issuance by the Trust of Trust Units in connection with the acquisition of all of the issued and outstanding shares of Acclaim Energy Management Inc. as specified in the Information Circular – Proxy Statement;
6.	**FOR** ________ **or AGAINST** ________ the ordinary resolution approving a private placement by the Trust of up to 625,000 Trust Units as specified in the Information Circular – Proxy Statement; and
7.	**FOR** ________ **or AGAINST** ________ the special resolution permitting the Trustee of the Trust at the direction of the Board of Directors of Acclaim Energy to consolidate the issued and outstanding Trust Units on a one (1) for 2.5 basis;

PLEASE SELECT ONE OF THE FOLLOWING:	
______	**Direct the Trustee to Vote Debentures** The Holder hereby directs the Trustee to vote as indicated
______	**Appointment of Trust Management as Proxy** The Holder hereby appoints Robert G. Brawn, Chairman of Acclaim Energy or, failing him, J. Paul Charron, President and Chief Executive Officer of Acclaim Energy as proxy holder of the Holder with power of substitution, and authorizes them to represent and vote, as indicated above, all of the Debentures which the Holder may be entitled to vote at the Meeting, and any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.
______	**Appointment of the Holder or the Holder's Designee as Proxy** The Holder hereby appoints ________________________________ as proxyholder of the Holder and authorizes such designee to represent and vote, as indicated above, all of the Debentures which the Holder may be entitled to vote at the Meeting, and any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.
IF THE HOLDER DOES NOT COMPLETE ONE OF THE FOREGOING, COMPLETES MORE THAN ONE OF THE FOREGOING OR COMPLETES THE THIRD SELECTION BUT DOES NOT SPECIFY A DESIGNEE, THE HOLDER WILL BE DEEMED TO HAVE DIRECTED THE TRUSTEE TO VOTE THE HOLDER'S DEBENTURES AS INDICATED IN ITEM NOS. 1, 2, 3, 4, 5, 6 and 7.	

DATED: ____________________, 2003.

____
Signature of Holder

____
Name of Holder

____
Principal Amount of Debentures Held

NOTES:

1. This voting direction will not be valid and not be acted upon unless it is completed as outlined herein and delivered to the attention of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 24 hours before the time set for the holding of the Meeting or any adjournment(s) thereof. The voting direction is valid only for the Meeting or any adjournment(s) of the Meeting.

2. If this voting direction is not signed by the Holder of Debentures, the votes to which the Holder of the Debentures is entitled will not be exercised.

3. If the Holder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

4. This voting direction must be dated and the signature hereon should be exactly the same as the name in which the Debentures are registered.

5. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

6. A holder who has submitted a voting direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a voting direction may be revoked by instrument in writing executed by the Holder or his attorney authorized in writing or, if the Holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the voting direction is to be acted upon or with a representative of the Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the voting direction is revoked.



530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

March 12, 2003

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Saskatchewan Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Toronto Stock Exchange (TSE)

Dear Sirs:

Subject: Acclaim Energy Trust

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual & Special
2.	Security Description of Voting Issue	:	Trust Units
3.	CUSIP Number	:	00433B102
4.	Record Date	:	April 8, 2003
5.	Meeting Date	:	May 29, 2003
6.	Meeting Location	:	Calgary, AB

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

June Lam
Administrator
Corporate Trust
Direct Dial No. (403) 267-6892

cc: Acclaim Energy Trust
Attention: Marilyn Crawford

ACCLAIM Energy Trust

3

Interim Report to Unitholders

Acclaim Energy Trust ("Acclaim" or the "Trust") (AE.UN - TSX) is pleased to announce the results for the third quarter of 2003. The third quarter ended September 30, 2003 represents one full year of operations since the merger of Acclaim and Ketch Energy Ltd. ("Ketch Energy") on October 1, 2002. During that time, Acclaim has successfully increased its size, asset quality and production mix, providing a solid foundation of long-life, balanced production and reserves.

Acclaim's third quarter featured numerous highlights:

- *On August 14, 2003 Acclaim successfully closed the Natural Gas Properties acquisition which included 3,000 boe/d of production, 75 percent weighted towards natural gas, for $68.4 million.*
- *Average quarterly production increased 25 percent to 24,267 boe/d in the third quarter from 19,372 boe/d in the second quarter. This quarter over quarter growth reflects the full impact of the West Central Alberta Property acquisition which closed June 26, 2003 and approximately six weeks of production from the Natural Gas Properties acquired August 14, 2003.*
- *Cash flow increased to $37.0 million compared to $35.9 million during the second quarter 2003.*
- *Distributions paid during the third quarter totaled $33.2 million or $0.488 per unit representing a payout ratio of 87 percent on a per unit basis. Year-to-date, Acclaim's payout ratio is 75 percent on a per unit basis.*
- *Acclaim exceeded $1 billion in asset value at the end of the third quarter for the first time in the Trust's history.*
- *Acclaim continued to be active in the third quarter, incurring $8.6 million in development drilling, well recompletions and facility enhancements while drilling 10 gross wells (4.7 net) with an 80 percent success rate.*
- *Subsequent to quarter end, on October 27, 2003, Acclaim closed an equity financing of 4.25 million Trust units at $11.00 per unit for gross proceeds of $46.8 million. The Trust reduced bank debt to approximately $180 million and currently has available credit lines of $120 million. The Trust's current debt to cash flow ratio is approximately 1.2 times based on an annualized quarterly cash flow.*

Financial Summary

(unaudited)	**Three Months Ended Sept 30[1]**			**Nine Months Ended Sept 30[1]**		
($000s except per unit amounts)	**2003**	**2002**	**% Change**	**2003**	**2002**	**% Change**
Petroleum and natural gas sales	**72,769**	24,690	195%	**197,780**	77,879	154%
Cash flow from operations	**37,013**	10,888	240%	**108,061**	38,087	184%
Per unit - basic[2]	**0.56**	0.51	10%	**1.94**	1.81	7%
Per unit - diluted[2]	**0.56**	0.50	12%	**1.93**	1.79	8%
Net income	**4,942**	(3,736)	-	**45,227**	(3,253)	-
Per unit - basic	**0.06**	(0.17)	-	**0.75**	(0.15)	-
Per unit - diluted	**0.06**	(0.17)	-	**0.75**	(0.15)	-
Distributions	**33,231**	-	-	**85,418**	-	-
Per unit	**0.488**	-	-	**1,463**	-	-
Capital expenditures	**75,700**	16,134	369%	**402,315**	54,461	639%
Bank debt	**220,342**	121,574	81%	**220,342**	121,574	81%
Working capital (deficiency)	**1,693**	(7,725)	-	**1,693**	(7,725)	-
Trust units outstanding *(000s)*						
Basic[2]	**68,830**	22,396	207%	**68,830**	22,396	207%
Assuming full dilution[2,3]	**75,296**	22,396	236%	**75,296**	22,396	236%
Weighted average trust units outstanding *(000s)*						
Basic[2]	**66,132**	21,534	207%	**55,829**	20,995	166%
Diluted[2]	**66,489**	21,984	202%	**55,999**	21,318	163%

[1] The business combination of Acclaim and Ketch Energy which occurred on October 1, 2002 was accounted for as a reverse takeover of Acclaim by Ketch Energy. Accordingly, these consolidated financial statements include the results of operations and cash flows of the combined Trust for the nine months ended September 30, 2003, but the comparative figures for the prior year are the results of operations and cash flows of Ketch Energy only.

[2] Comparable units for September 30, 2002 are based on the conversion ratio of 1.15 units for each Ketch Energy share then outstanding. Effective May 31, 2003 the Trust units were consolidated on a one for 2.5 basis. Trust units, options outstanding and other per unit information has been retroactively restated to reflect the consolidation.

[3] Diluted units assume conversion of convertible debentures at $9.75 per Acclaim unit, the exchange of the preferred shares and the exercise of all outstanding options.

Acclaim Energy Trust

Operational Summary

(unaudited)	Three Months Ended Sept 30			Nine Months Ended Sept 30		
	2003	**2002**	**% Change**	**2003**	**2002**	**% Change**
Average daily production						
Natural gas *(mcf/d)*	**76,720**	41,417	85%	**63,781**	43,226	48%
Crude oil *(bbls/d)*	**9,247**	3,211	188%	**8,070**	3,178	154%
Natural gas liquids *(bbls/d)*	**2,233**	1,302	72%	**1,935**	1,302	49%
Oil equivalent *(boe/d)*	**24,267**	11,416	113%	**20,635**	11,684	77%
Average selling price						
Natural gas *($/mcf)*						
Before hedging	**5.78**	2.76	109%	**6.43**	3.14	105%
After hedging	**5.63**	3.14	79%	**6.13**	3.70	66%
Crude oil *($/bbl)*						
Before hedging	**33.59**	39.03	-14%	**36.09**	35.46	2%
After hedging	**32.56**	36.21	-10%	**34.30**	32.15	7%
Natural gas liquids *($/bbl)*	**25.92**	16.93	53%	**29.17**	17.71	65%
Oil equivalent *($/bbl)*						
Before hedging	**33.45**	22.91	46%	**36.71**	23.24	58%
After hedging	**32.59**	23.51	39%	**35.11**	24.42	44%

Message to Unitholders

The quarter ended September 30, 2003, represented the first complete year of operations since the combination of Acclaim and Ketch Energy on October 1, 2002. During that time, Acclaim has successfully increased its size, asset quality and production mix through three major transactions, all of which have been accretive on a per unit basis to cash flow, net asset value, production and reserves. Including the impact of the most recent equity issue, Acclaim has increased established reserves per unit by nine percent and production per unit by five percent. In addition, the Trust has also improved the percentage of proved producing reserves to total proven reserves to approximately 80 percent as at September 30, 2003 from 73 percent as at January 1, 2003. The balance and synergies created by these acquisitions has also provided greater stability and increased opportunities to Acclaim.

Natural Gas Properties Acquisition

On August 14, 2003, Acclaim completed the acquisition of approximately 3,000 boe/d comprised of 13.5 mmcf/d of natural gas and 750 bbls/d of light oil and NGL's for $68.4 million. Acclaim purchased these properties for exceptional acquisition parameters of $9.30 per boe for proven reserves, $7.67 per boe for established reserves and $23,300 per flowing barrel of oil equivalent. In order to finance the transaction, a total of 6.6 million Trust units were issued at a price of $10.95 per unit for gross proceeds of $72.2 million.

FINANCIAL AND OPERATING RESULTS

Production increases associated with a full quarter of production from the West Central Alberta Property acquisition which closed on June 26, 2003, and from the Natural Gas Properties acquired August 14, 2003, provided continued growth in Acclaim's financial and operating results for the third quarter of 2003.

Average daily production of crude oil and NGL's for the three months ended September 30, 2003 increased 21 percent to 11,480 bbls/d compared to 9,511 bbls/d for the second quarter of 2003. Average daily natural gas production also increased 30 percent to 76.7 mmcf/d from 59.2 mmcf/d in the second quarter of 2003. The total production of 24,267 boe/d for the third quarter was comprised of 53 percent natural gas, 39 percent light oil and natural gas liquids and eight percent heavy oil.

Petroleum and natural gas revenue increased to $72.8 million for the three months ended September 30, 2003 from $61.0 million in the second quarter due to increased production associated with the property acquisitions offset by a reduction in natural gas prices during the quarter.

Royalties increased to $15.0 million and an expected rate of 20 percent as a percentage of sales in the third quarter of 2003, from $10.7 million or 17 percent of sales in the previous quarter. During the second quarter, Acclaim recorded adjustments to natural gas royalties for allowable costs on certain properties and as a result recorded a lower than normal royalty rate.

Operating costs totaled $14.9 million or $6.69 per boe during the third quarter of 2003 compared to $10.0 million or $5.73 per boe in the second quarter. The increase on a boe basis reflects the overall higher operating costs related to the newly acquired properties as well as the initiation of maintenance programs on certain properties acquired, including a plant turnaround at the Gilby West gas plant purchased in the West Central Alberta Property acquisition.

Cash flow from operations totaled $37.0 million or $0.56 per unit for the three months ended September 30, 2003. The increase in petroleum and natural gas sales relating to increased production was offset somewhat by lower natural gas prices, a return to more normalized royalty rates and higher operating costs in the quarter.

Net income for the three months ended September 30, 2003 totaled $4.9 million or $0.06 per unit compared to $33.1 million or $0.57 per unit in the second quarter when Acclaim recorded a future income tax recovery of $24.2 million or $0.48 per unit due to substantively enacted reductions in federal and Alberta provincial income tax rates.

During the third quarter of 2003, Acclaim remained reasonably active incurring $8.6 million in development expenditures while participating in the drilling of 10 wells (4.7 net), resulting in 5.0 oil wells (1.8 net), 3.0 natural gas wells (1.7 net) and 2.0 dry holes (1.2 net).

In the third quarter, approximately $18 million of the Trust's 11 percent convertible debentures were converted at the price of $9.75 per unit. The balance outstanding of convertible debentures as at September 30, 2003 has been reduced to $20.2 million from the original issue of $45 million in December 2002.

Subsequent to the quarter end, on October 27, 2003, Acclaim closed an equity issue of 4.25 million Trust units at $11.00 per unit for gross proceeds of $46.8 million. The proceeds were initially used to reduce bank debt but are also available to support Acclaim's capital expenditure program and fund potential acquisition opportunities.

Acclaim exited the third quarter with $220.0 million in bank debt. After giving effect to the equity financing, bank debt was reduced to approximately $180.0 million resulting in a debt to cash flow ratio of 1.2 times (based on annualized quarterly cash flow) and creating available credit on Acclaim's facility of $120.0 million.

CASH DISTRIBUTIONS

Cash distributions to unitholders during the third quarter of 2003 totaled $33.2 million or $0.488 per unit. Distributions during the quarter represented 87 percent of cash flow from operations on a per unit basis, with the excess being utilized to fund the Trust's capital expenditure program. On a year-to-date basis, Acclaim's payout ratio is a conservative 75 percent on a per unit basis.

A conservative payout ratio allows Acclaim to continue to fund its capital expenditure program and maintain a strong balance sheet. The cash on cash yield of distributing $0.1625 per Trust unit, monthly, based on a market price of $11.32 per unit, is 17.22 percent. Acclaim continues to forecast that 100 percent of its distributions for 2003 and potentially all of 2004 will be tax deferred as a return of capital.

PRICE RISK MANAGEMENT

Acclaim's hedging program, is designed to reduce risk and provide long-term stable cash distributions to unitholders. Acclaim prefers the use of collars which establishes a floor price but also allows the Trust to benefit from higher prices. During the third quarter, a number of fixed gas contracts which Acclaim had inherited from predecessor companies, expired allowing the potential for further upside in the Trust's natural gas related revenues. For the fourth quarter of 2003, the existing positions will provide floors for approximately 45 percent of both natural gas and crude oil production at an average net price of CDN $5.47/mcf and US WTI$25.65/bbl, respectively. For 2004, Acclaim has collared 30,000 mcf/d of natural gas in the first quarter with a minimum floor of CDN $5.84/mcf and an average ceiling of $10.33/mcf. Another 31,000 mcf/d of natural gas production for the period of April through October 2004 is collared between CDN $5.25/mcf and $6.95/mcf. The Trust has also begun to protect prices for the winter of 2004 and to date has 10,000 mcf/d collared between $5.25/mcf and $8.55/mcf for the period of November 2004 to March 2005. Downside protection for 4,333 bbls/d of its crude oil for 2004 has also been obtained through a series of collars and three-way contracts between US$24.37 and $29.48/bbl. In addition, 1,000 bbls/d of crude oil for 2005 has been collared between US$24.00 and $30.00. Acclaim will continue to obtain price protection for both natural gas and crude oil for up to 50 percent of its production for 2004 and 2005 as market opportunities arise.

Message to Unitholders

OUTLOOK

The quarter ended September 30, 2003 represented Acclaim's first complete year of operations since the combination of Acclaim and Ketch Energy on October 1, 2002. During that time, Acclaim successfully completed one corporate and two property acquisitions supported by two equity financings. These transactions significantly increased the size and asset quality of Acclaim and improved its production mix which is now comprised of 55 percent natural gas and 45 percent of primarily light crude oil and NGLís. The combination of the assets has provided the Trust with a solid foundation of long-life, balanced production and reserves as well as a significant inventory of exploitation opportunities.

As Acclaim integrates the properties acquired in 2003, we continue to identify opportunities for further exploitation. As the Trust moves into 2004, we will look to expand our program in order to capture a number of these opportunities. In addition, Acclaim continues to monitor both corporate and property acquisitions as we believe further opportunities exist in the Western Canadian Sedimentary Basin.

Acclaim intends to maintain a conservative payout ratio in 2004. A conservative payout ratio allows Acclaim to fund its capital expenditure program and balance distributions with commodity prices, the exchange rate and retention of a strong balance sheet to ensure that Acclaim is positioned to take advantage of internally generated prospects and acquisition opportunities.

The Trust continues to forecast that 100 percent of cash distributions will be tax deferred in 2003 and potentially all of 2004, providing Acclaim unit holders with a unique, after-tax advantage.

"Signed"

Jack C. Lee
Chairman

"Signed"

J. Paul Charron
President and Chief Executive Officer

November 18, 2003

Management's Discussion & Analysis

Management's Discussion and Analysis ("MD&A") should be read in conjunction with the Interim Unaudited Financial Statements and notes thereto of Ketch Energy Ltd. ("Ketch Energy") for the nine months ended September 30, 2002 and the Audited Consolidated Financial Statements of Acclaim Energy Trust ("Acclaim") and MD&A for the year ended December 31, 2002. The business combination of Acclaim and Ketch Energy which occurred on October 1, 2002 was accounted for as a reverse takeover of Acclaim by Ketch Energy. Accordingly, these consolidated financial statements include the results of operations and cash flows of the combined Trust for the nine months ended September 30, 2003, but the comparative figures for the prior year are the results of operations and cash flows of Ketch Energy only. This discussion provides Management's analysis of Acclaim's historical financial and operating results and provides estimates of Acclaim's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. The reader must also be aware that historical results are not necessarily indicative of future performance.

Management uses cash flow before changes in non-cash operating working capital to analyze operating performance and leverage. Cash flow does not have a standardized measure prescribed by Canadian Generally Accepted Accounting Principles and therefore may not be comparable with the calculation of similar measures for other companies.

All references are to Canadian dollars unless otherwise indicated.

HIGHLIGHTS

For the nine months ended September 30, 2003, Acclaim has demonstrated strong financial and operating results, primarily attributable to increased production levels, favourable commodity prices and low interest rates. Strong cash flows have allowed the Trust to distribute $0.1625/month to its unitholders and to finance a very successful capital expenditures program, which to date has resulted in the drilling of 36 successful oil and natural gas wells. The significant events of 2003 are summarized as follows:

Acquisition of Elk Point Resources Inc.

On January 28, 2003, pursuant to a plan of arrangement, Acclaim acquired all the issued and outstanding shares of Elk Point Resources Inc. ("Elk Point"). The transaction, including bank debt, was valued at approximately $174 million. To fund the transaction, Acclaim paid $10.9 million in cash and issued approximately 10.5 million Trust units for all the issued and outstanding common shares of Elk Point.

West Central Alberta Property Acquisition

On June 26, 2003, Acclaim closed the purchase of long-life, high quality, light oil and natural gas producing properties in the Gilby/Willesden-Green area of west central Alberta for approximately $135 million. The transaction was financed with a combination of bank debt and the issuance of 9.7 million Trust units at $9.75 for gross proceeds of $95 million.

Natural Gas Property Acquisition

On August 14, 2003, Acclaim closed the acquisition of Natural Gas Properties for $68.4 million. Production from these assets approximates 3,000 boe/d including 13.5 mmcf/d of natural gas and 750 bbls/d of light oil and natural gas liquids. The transaction was financed by the issuance of 6.6 million units at $10.95 per Trust unit for gross proceeds of $72.2 million.

Equity Financing

On October 27, 2003, Acclaim closed a bought-deal equity financing of 4.3 million Trust units at a price of $11.00 per Trust unit for gross proceeds of $46.8 million. The proceeds, which have been used to repay bank indebtedness, will ultimately be utilized to expand the Trust's 2004 capital expenditure program and be available to fund future acquisitions.

CAPITAL EXPENDITURES

For the nine months ended September 30, 2003, capital expenditures totaled $402.3 million as compared to $54.5 million during the same period a year earlier. Acclaim participated in the drilling of 39 wells (25.2 net), resulting in 22 oil wells (15.8 net), 14 natural gas wells (7.4 net) and 3.0 (2.0 net) dry holes. During the third quarter 10 wells (4.7 net) were drilled resulting in 5.0 oil wells (1.8 net), 3.0 natural gas wells (1.7 net) and 2.0 dry holes (1.2 net).

	Three Months Ended Sept 30		Nine Months Ended Sept 30	
***Capital expenditures** ($000s)*	**2003**	2002	**2003**	2002
Land	**$ 750**	$ 1,089	**$ 920**	$ 4,944
Geological and geophysical	**276**	690	**1,610**	4,043
Drilling	**5,075**	3,894	**17,616**	23,983
Production equipment and facilities	**2,531**	6,382	**6,848**	12,975
Net development expenditures	**8,632**	12,055	**26,994**	45,945
Office equipment	**193**	-	**524**	-
Property acquisitions	**71,597**	4,744	**209,519**	9,181
Dispositions	**(4,722)**	(665)	**(4,722)**	(665)
Elk Point acquisition	**-**	-	**170,000**	-
Total capital expenditures	**$ 75,700**	$ 16,134	**$ 402,315**	$ 54,461

The Trust's development capital expenditure program to date has been funded by a combination of internally generated cash flow and bank debt. The program for the remainder of 2003 is expected to be funded by excess cash flow and bank debt.

OPERATING NET BACKS

	Three Months Ended Sept 30		Nine Months Ended Sept 30	
***Operating net backs** ($/boe)*	**2003**	2002	**2003**	2002
Sale price	**$ 32.59**	$ 23.51	**$ 35.11**	$ 24.42
Less:				
Royalties	**(6.64)**	(5.28)	**(7.28)**	(5.24)
Operating costs	**(6.69)**	(5.40)	**(6.04)**	(4.76)
Operating net back	**$ 19.26**	$ 12.83	**$ 21.79**	$ 14.42

REVENUE

Gross revenue totaled $197.8 million for the nine months ended September 30, 2003 as compared to $77.9 million for the same period in 2002. The increase in revenue is attributed to increased commodity prices year over year and increased production volumes from acquisitions made during the first nine months of 2003. Included in petroleum and natural gas sales are $9.0 million of commodity hedging losses (2002 - gain $3.8 million).

For the three months ended September 30, 2003, petroleum and natural gas revenue totaled $72.8 million as compared to $24.7 million for the same period in 2002. Included was the full quarter impact of the West Central Alberta Property acquisition which closed effective June 26, 2003 and a portion of the Natural Gas Property acquisition which closed August 14, 2003.

Natural gas sales averaged 63,781 mmcf/d, 48 percent higher than the 43,226 mmcf/d reported for the first nine months of 2002. Crude oil and liquids production averaged 10,005 bbls/d, an increase of 123 percent from 4,480 bbls/d reported in the prior year. The increase is directly attributable to the combination of Acclaim and Ketch Energy on October 1, 2002, the Elk Point acquisition which closed January 28, 2003, the West Central Alberta Property acquisition and the Natural Gas Property acquisition.

For the three months ended September 30, 2003 natural gas sales averaged 76,720 mmcf/d, 85 percent higher than the 41,417 mmcf/d reported for the third quarter 2002. Crude oil and liquids production increased 154 percent to 11,480 bbls/d from 4,513 bbls/d reported for the same period a year earlier.

	Three Months Ended Sept 30		Nine Months Ended Sept 30	
***Revenue analysis** ($000s)*	**2003**	2002	**2003**	2002
Natural gas	**$ 40,774**	$ 10,504	**$ 111,884**	$ 37,064
Crude oil and natural gas liquids	**33,899**	13,561	**94,919**	37,054
Hedging gain (loss)	**(1,904)**	625	**(9,023)**	3,761
Petroleum and natural gas sales	**72,769**	24,690	**197,780**	77,879
Crown royalties	**(9,264)**	(3,804)	**(29,932)**	(10,621)
Other royalties	**(5,688)**	(1,742)	**(11,306)**	(6,606)
Alberta Royalty Tax Credit	**125**	-	**230**	500
Net revenue	**$ 57,942**	$ 19,144	**$ 156,772**	$ 61,152

Acclaim's natural gas price (after hedging) averaged $6.13/mcf for the nine months ended September 30, 2003, an increase of 66 percent from $3.70/mcf reported for the equivalent period in 2002. Crude oil prices (after hedging) averaged $34.30/bbl as compared to $32.15/bbl a year earlier. Expectations are for commodity prices to remain strong throughout the remainder of the year.

ROYALTIES

	Three Months Ended Sept 30		Nine Months Ended Sept 30	
Royalties ($000s)	**2003**	2002	**2003**	2002
Royalties, net of ARTC	**$ 14,827**	$ 5,546	**$ 41,008**	$ 16,727
% of sales	**19.9**	23.1	**19.8**	22.6
$/boe	**6.64**	5.28	**7.28**	5.24

Royalties for the nine months ended September 30, 2003 averaged $7.28/boe or approximately 20 percent of Acclaim's total petroleum and natural gas sales price (before hedging) of $36.71. This compares to $5.24/boe or 23 percent of average sales price reported for the same period in 2002.

For the three months ended September 30, 2003, royalties totaled $14.8 million as compared to $5.5 million during the same period a year earlier due to higher product prices and production volumes. During the third quarter royalties as a percentage of sales averaged approximately 20 percent.

OPERATING COSTS

	Three Months Ended Sept 30		Nine Months Ended Sept 30	
Operating costs ($000s)	**2003**	2002	**2003**	2002
Operating costs	**$ 14,943**	$ 5,667	**$ 34,043**	$ 15,179
$/boe	**6.69**	5.40	**6.04**	4.76

For the nine months ended September 30, 2003, operating costs totaled $34.0 million compared to $15.2 million during the same period a year earlier. On a unit-of-production basis, operating costs averaged $6.04/boe compared to $4.76/boe for the prior year. Operating costs associated with the original Acclaim properties, Elk Point assets, and the West Central Alberta and Natural Gas assets acquired are higher than those of the Ketch Energy properties, therefore resulting in an increase on a year-over-year basis.

During the third quarter operating costs totaled $14.9 million or $6.69/boe as compared to $5.7 million or $5.40/boe in 2002. The increase reflects higher operating costs associated with the more mature assets acquired during the year, additional maintenance directed at the newly purchased assets and increased power and supplier costs for all properties. It is anticipated that operating costs will continue to average approximately $6.50/boe reflecting the nature of the assets most recently acquired and higher costs throughout the sector.

Acclaim continues to focus efforts on operational efficiencies which will optimize production and reduce operating costs on a unit-of-production basis.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses totaled $6.9 million for the nine months ended September 30, 2003, as compared to $2.3 million recorded for the same period a year earlier. On a unit-of-production basis, general and administrative expenses averaged $1.22/boe as compared to $0.71/boe for the same period ended September 30, 2002.

For the three months ended September 30, 2003, general and administrative expenses decreased slightly to $1.19/boe, as costs associated with increased staffing levels align with volumes associated with recent acquisitions.

	Three Months Ended Sept 30		Nine Months Ended Sept 30	
General and administrative expenses ($000s)	**2003**	2002	**2003**	2002
G&A expenses	**$ 3,272**	$ 1,316	**$ 9,112**	$ 3,920
Overhead recoveries	**(608)**	(503)	**(2,234)**	(1,664)
Net G&A expenses	**$ 2,664**	$ 813	**$ 6,878**	$ 2,256
$/boe	**1.19**	0.77	**1.22**	0.71

INTEREST EXPENSE

Interest expense increased to $6.1 million or $1.08/boe from $5.0 million or $1.57/boe a year earlier. During the third quarter 2003, average debt levels increased as approximately $50 million of the West Central Alberta Property acquisition was financed with bank debt.

Interest rates continue to be favorable and are not expected to increase substantially in the short-term. Average rates incurred by Acclaim during the quarter approximated 4.6 percent.

Interest on the convertible debentures totaled $3.4 million for the nine months ended September 30, 2003 and $1.1 million for the three months then ended. Convertible debentures are classified as unitholders' equity and interest on the convertible debentures is included in accumulated distributions.

INCOME TAXES

Including the acquisitions of Elk Point, the West Central Alberta Property, and the Natural Gas Properties, Acclaim has accumulated tax pools of approximately $511 million. Acclaim estimates that all distributions in 2003, based on the current commodity price environment and estimated financial results for the year, will be tax deferred and treated as a return of capital.

During the second quarter, Acclaim recorded a future income tax recovery of $24.2 million due to substantively enacted changes in federal and Alberta provincial income tax rates. The changes to be enacted over the next five years reduce the applicable rate on resource income from 28 percent to 21 percent, allows for the deduction of crown royalties and eliminates the deduction for resource allowance.

CASH FLOW AND EARNINGS

Cash flow from operations totaled $108.1 million or $1.94 per unit, representing a 184 percent increase from the $38.1 million reported for the same period in 2002 reflecting the impact of both production and commodity price increases.

Net income for the nine months ended September 30, 2003 totaled $45.2 million or $0.75 per unit, compared to a loss of $3.2 million reported for the same period in 2002. Net income included a one-time adjustment of $24.2 million ($0.43 per unit) due to income tax rate changes.

LIQUIDITY AND CAPITAL RESOURCES

Acclaim has an extendible revolving term credit facility with a syndicate of financial institutions in the amount of $270 million including a $255 million revolving facility and a $15 million operating facility. Available borrowings are limited by a borrowing base, most recently established based on the value of petroleum and natural gas assets as determined by the lenders. The loan is reviewed annually and may be extended at the option of the lender for an additional 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. The loan has therefore been classified as long-term on the balance sheet. As at November 7, 2003 the credit facility was increased to $300 million, including a $285 million revolving facility and a $15 million operating facility.

At September 30, 2003, $220.3 million was drawn under the facility. Working capital liquidity is maintained by drawing from and repaying the unutilized credit facilities as needed. At September 30, 2003, Acclaim had working capital of $1.7 million. Acclaim's bank debt was reduced to approximately $180.0 million by October 31, 2003 subsequent to the closing of an equity issue on October 27, 2003 for net proceeds of $44.5 million.

As at September 30, 2003 Acclaim had issued capital of 68.8 million units. Approximately 10.5 million units were issued during the first quarter on the acquisition of Elk Point. An additional 9.7 million units were issued in conjunction with the West Central Alberta Property acquisition and an additional 6.6 million units were issued in conjunction with the Natural Gas Property acquisition.

Liquidity and capital resources *($000s)*		**Sept 30 2003**
Long-term debt	$	**220,342**
(Working capital) Deficit		**(1,693)**
Net debt[1]		**218,649**
Units outstanding *(000s)*		**68,830**
Trust unit price		**11.32**
Market value		**779,156**
Convertible debentures		**22,243**
Total capitalization	$	**1,020,048**

[1] *Net debt excludes the 11% convertible debentures which are classified as equity.*

Acclaim Energy Trust

Consolidated Balance Sheets

($000s)	Sept 30, 2003	Dec 31, 2002
ASSETS	(unaudited)	(audited)
Current assets		
Accounts receivable	$ 57,707	$ 36,701
Prepaid expenses and deposits	9,615	7,598
	67,322	44,299
Deferred charge	35	386
Property, plant and equipment	1,090,652	688,338
Accumulated depletion and depreciation	(195,026)	(125,790)
	895,626	562,548
Goodwill	77,679	51,178
	$ 1,040,662	$ 658,411
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 52,424	$ 45,926
Distributions payable	11,185	6,376
Debenture payable	753	3,225
Current portion of obligation under capital lease	1,267	1,275
Bank debt *(Note 2b)*	-	73,355
	65,629	130,157
Bank debt *(Note 2b)*	220,342	-
Hedging and capital lease obligations	2,334	3,806
Deferred revenue *(Note 5)*	461	612
Future income taxes	148,369	143,339
Future site restoration and abandonment	17,414	8,738
	454,549	286,652
UNITHOLDERS' EQUITY		
Capital *(Note 3)*	598,820	317,734
Convertible preferred shares	-	8,566
Exchangeable shares *(Note 3)*	8,566	-
Convertible debentures *(Note 3)*	20,155	42,363
Accumulated earnings	66,613	22,309
Accumulated distributions *(Note 4)*	(108,041)	(19,213)
	586,113	371,759
	$ 1,040,662	$ 658,411

Subsequent event (Note 9).

See accompanying notes to consolidated financial statements.

Consolidated Statements of Earnings and Accumulated Earnings (Note 1)

	Three Months Ended Sept 30		Nine Months Ended Sept 30	
($000s except per unit amounts, unaudited)	**2003**	2002	**2003**	2002
REVENUE				
Petroleum and natural gas sales	**$ 72,769**	$ 24,690	**$ 197,780**	$ 77,879
Royalties (net of ARTC)	**(14,827)**	(5,546)	**(41,008)**	(16,727)
	57,942	19,144	**156,772**	61,152
EXPENSES				
Operating	**14,943**	5,667	**34,043**	15,179
General and administrative	**2,664**	813	**6,878**	2,256
Stock compensation *(Note 3d)*	**644**	-	**644**	-
Interest	**2,708**	1,737	**6,076**	5,017
Depletion, depreciation and amortization	**27,129**	13,857	**69,587**	41,914
Provision for site restoration	**1,295**	492	**3,831**	1,455
	49,383	22,566	**121,059**	65,821
Earnings (loss) before taxes	**8,559**	(3,422)	**35,713**	(4,669)
Provision for capital taxes	**614**	39	**1,714**	613
Provision for (recovery of) future income taxes *(Note 7)*	**3,003**	275	**(11,228)**	(2,029)
NET EARNINGS	**4,942**	(3,736)	**45,227**	(3,253)
Dividends on preferred shares	**-**	-	**(923)**	-
Repurchase of shares/options	**-**	11	**-**	(1,594)
Accumulated earnings, beginning of period	**61,671**	24,325	**22,309**	25,447
Accumulated earnings, end of period	**$ 66,613**	$ 20,600	**$ 66,613**	$ 20,600
Net earnings per unit				
Basic	**$ 0.06**	$ (0.17)	**$ 0.75**	$ (0.15)
Diluted	**$ 0.06**	$ (0.17)	**$ 0.75**	$ (0.15)
Weighted average units outstanding				
Basic	**66,132**	21,534	**55,829**	20,995
Diluted	**66,489**	21,984	**55,999**	21,318

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows (Note 1)

	Three Months Ended Sept 30		Nine Months Ended Sept 30	
($000s, unaudited)	2003	2002	2003	2002
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:				
OPERATING ACTIVITIES				
Net earnings	$ 4,942	$ (3,736)	$ 45,227	$ (3,253)
Adjustments for:				
Stock compensation	644	-	644	-
Depletion, depreciation and amortization	27,129	13,857	69,587	41,914
Provision for future site restoration	1,295	492	3,831	1,455
Provision for (recovery of) future income taxes	3,003	275	(11,228)	(2,029)
Cash flow from operations	37,013	10,888	108,061	38,087
Changes in non-cash operating working capital	2,401	3,539	(10,404)	5,218
Cash flow provided by operating activities	39,414	14,427	97,657	43,305
FINANCING ACTIVITIES				
Proceeds from bank debt	5,169	(583)	88,530	(6,500)
Repayment of debentures	(824)	-	(2,472)	-
Repurchase of shares/options	-	11	-	(1,594)
Proceeds from issuance of units and shares, net of issue costs	69,330	2,579	163,196	24,298
Reduction of hedging, capital lease obligations and deferred revenue	(627)	(192)	(3,021)	(980)
Distributions to unitholders	(31,837)	-	(80,609)	-
Interest paid on convertible debentures	(1,085)	-	(3,410)	-
Dividends on preferred shares	-	-	(923)	-
Other	(9)	-	(291)	-
Cash flow provided by financing activities	40,117	1,815	161,000	15,224
INVESTING ACTIVITIES				
Property acquisitions	(71,597)	(307)	(209,519)	(4,744)
Property dispositions	4,722	665	4,722	665
Petroleum and natural gas property expenditures	(8,825)	(16,492)	(27,518)	(50,382)
Acquisition of subsidiary *(Note 2)*	-	-	(20,444)	-
Change in non-cash investing working capital	(3,831)	(108)	(5,898)	(4,068)
Cash used in investing activities	(79,531)	(16,242)	(258,657)	(58,529)
Cash, beginning and end of period	$ -	$ -	$ -	$ -
The Trust paid the following cash amounts:				
Interest	$ 2,534	$ 1,152	$ 5,497	$ 4,431
Capital taxes	$ 2,979	$ (104)	$ 3,596	$ 472

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Unaudited, all tabular amounts, except per unit, expressed in $000s

1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Acclaim Energy Trust ("Acclaim") have been prepared by management following the same accounting policies and methods that were used in and disclosed in the audited annual consolidated financial statements for the year ended December 31, 2002. Certain information and footnote disclosure normally included in the audited annual consolidated financial statements has been condensed or omitted. These interim financial statements should be read in conjunction with the most recent audited annual consolidated financial statements.

The business combination of Acclaim and Ketch Energy Ltd. ("Ketch Energy") which occurred on October 1, 2002 was accounted for as a reverse takeover of Acclaim by Ketch Energy. Accordingly, these consolidated financial statements include the results of operations and cash flows of the combined Trust for the three months and nine months ended September 30, 2003, but the comparative figures for the prior year are the results of operations and cash flows of Ketch Energy only.

All numbers of shares of Ketch Energy up to the business combination on October 1, 2002 have been restated using the exchange ratio of 1.15 Ketch Energy shares for each Acclaim unit. Effective May 31, 2003 the Trust units were consolidated on a one (1) for 2.5 basis. Trust units, options outstanding and other per unit information have been retroactively restated to reflect the consolidation.

2. ACQUISITIONS

a) Elk Point Resources Inc.

On January 28, 2003 the Trust completed the acquisition of Elk Point Resources Inc. ("Elk Point"). The acquisition was accounted for by the purchase method of accounting. The allocation to the fair value of the assets was as follows:

Allocation of purchase price:		
Net working capital	$	853
Petroleum and natural gas properties		170,000
Goodwill		26,501
Future income taxes		(16,259)
Bank debt		(58,457)
Hedging and lease obligation		(1,378)
Provision for future site restoration		(4,846)
	$	116,414
Consideration was comprised of:		
Issuance of 10,517 units	$	95,970
Cash		10,890
Transaction costs		9,554
	$	116,414

b) West Central Alberta Property Acquisition

On June 26, 2003, Acclaim closed the purchase of long-life, high quality, light oil and natural gas producing properties in west central Alberta for approximately $135 million. The transaction was financed with a combination of bank debt and the issuance of 9.7 million Trust units at $9.75 for gross proceeds of $95 million.

In conjunction with the transaction, Acclaim's existing credit facility was amended and increased to $270 million, including a $255 million revolving facility and a $15 million operating facility. Pursuant to the terms of the facility, Acclaim may extend the revolving period for a further 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. Therefore, the credit facility has been classified as long-term on the balance sheet.

c) Natural Gas Property Acquisition

On August 14, 2003, Acclaim closed the acquisition of Natural Gas Properties for $68.4 million. Production from these assets approximates 3,000 boe/d including 13.5 mmcf/d of natural gas and 750 bbls/d of light oil and natural gas liquids. The transaction was financed by the issuance of 6.6 million units at $10.95 per Trust unit for gross proceeds of $72.2 million.

3. CAPITAL

Effective May 31, 2003 the Trust units were consolidated on a one (1) for 2.5 basis. Trust units, options outstanding and other per unit information have been retroactively restated to reflect the consolidation. Components of capital are as follows:

a) Trust Units	Number of Units (000s)		Amount
Balance, December 31, 2002	39,240	$	317,734
Units issued pursuant to acquisition - Elk Point	10,517		95,970
Units issued pursuant to equity offerings, net of costs	16,331		158,591
Units issued pursuant to private placement, net of costs	307		2,625
Units issued on conversion of debentures	2,251		21,920
Issued for employee savings plan	79		854
Distribution reinvestment plan	99		1,076
Exercise of unit options	6		50
Balance, September 30, 2003	68,830	$	598,820

In conjunction with the acquisition of the Natural Gas Alberta Properties (Note 2b), the Trust issued 6.6 million units for $10.95 per unit for net proceeds of $68.6 million. The equity financing closed July 22, 2003.

b) Exchangeable Shares	Number of Units (000s)		Amount
Balance, September 30, 2003	705	$	8,566

During the second quarter, all outstanding preferred shares were converted into exchangeable shares of Acclaim Energy Inc., a subsidiary of the Trust. Each exchangeable share is exchangeable into units on a one-for-one basis (subject to adjustments for distributions) with 476,856 exchangeable immediately and 228,181 convertible as to one third on each October 1, 2003, 2004 and 2005.

c) Convertible Debentures	Number of Units Available on Conversion (000s)		Amount
Balance, December 31, 2002	4,530	$	42,363
Issue costs			(288)
Converted to units during the period	(2,251)		(21,920)
Balance, September 30, 2003	2,279	$	20,155

d) Unit Based Compensation Plan	Number of Options (000s)		Average Exercise Price
Balance, December 31, 2002	2,058	$	9.85
Granted	1,536		10.25
Exercised	(6)		7.63
Cancelled	(106)		9.80
Balance, September 30, 2003	3,482	$	10.03

During the nine month period, Acclaim recorded a stock compensation expense totaling $644 thousand related to the employee incentive stock option plan.

Notes to Consolidated Financial Statements

Unaudited, all tabular amounts, except per unit, expressed in $000s

4. DISTRIBUTIONS TO UNITHOLDERS AND DEBENTURE HOLDERS

The following distributions have been made to unitholders:

Record Date	*Payment Date*	*$/Unit*	*Distribution*
Distributions on issued units			
October 31, 2002	November 20, 2002	0.163	$ 6,324
November 30, 2002	December 20, 2002	0.163	6,325
December 31, 2002	January 20, 2003	0.163	6,376
		0.488	19,025
January 31, 2003	February 20, 2003	0.163	8,109
February 28, 2003	March 20, 2003	0.163	8,149
March 31, 2003	April 20, 2003	0.163	8,173
		0.488	24,431
April 30, 2003	May 20, 2003	0.163	8,186
May 31, 2003	June 20, 2003	0.163	9,779
June 30, 2003	July 20, 2003	0.163	9,791
		0.488	27,756
July 31, 2003	August 20, 2003	0.163	10,898
August 31, 2003	September 20, 2003	0.163	11,148
September 30, 2003	October 20, 2003	0.163	11,185
		0.488	33,231
Accumulated distributions on units		1.95	104,443
Distributions (interest) on convertible debentures			
December 31, 2002	June 30, 2003	-	188
March 31, 2003	June 30, 2003	-	1,172
June 30, 2003	June 30, 2003	-	1,153
September 30, 2003	June 30, 2004	-	1,085
Accumulated distributions (interest) on convertible debentures			3,598
Accumulated distributions		1.95	$ 108,041

5. DEFERRED REVENUE

In November 1998, a predecessor company to Ketch Energy sold natural gas call options for the six year period from November 1999 to October 2005 on 3,000 gigajoules ("GJ") per day with a strike price of $2.80 per GJ. Ketch Energy received a discounted premium of $0.168 per GJ for total proceeds of $1.1 million in November 1999. The premium is being recognized as petroleum and natural gas revenue over the term of the contract, with the balance recognized as interest expense.

6. HEDGING

The following hedge commitments have been put in place as noted below:

2003 Commodity Contracts	*Q4*
Natural Gas	
Fixed price *(GJ/d)*	2,667
Average price *($/GJ)*	$5.06
Collars *(GJ/d)*	27,333
Average floor price	$5.21
Average ceiling price	$8.65
Call options	4,000
Average call option price	$3.38
Crude Oil	
Fixed price *(bbls/d)*	833
Average price *(US$)*	$28.68
Collars *(bbls/d)*	4,000
Average floor price *(US$)*	$24.00
Average ceiling price *(US$)*	$29.73

Notes to Consolidated Financial Statements

Unaudited, all tabular amounts, except per unit, expressed in $000s

2004 Commodity Contracts

Daily Quantity	Contract Price	Index	Term
Natural Gas - Collars			
5,000 GJ	CDN$5.00 - 10.00	AECO	November 1, 2003-March 31,2004
5,000 GJ	CDN$5.00 - 11.00	AECO	November 1, 2003-March 31,2004
5,000 GJ	CDN$5.60 - 10.00	AECO	November 1, 2003-March 31,2004
5,000 GJ	CDN$5.75 - 8.00	AECO	November 1, 2003-March 31,2004
5,000 GJ	CDN$5.00 - 6.50	AECO	April 1, 2004-October 31, 2004
5,000 GJ	CDN$5.00 - 7.00	AECO	April 1, 2004-October 31, 2004
5,000 GJ	CDN$5.00 - 7.00	AECO	April 1, 2004-October 31, 2004
3,000 GJ	CDN$5.00 - 6.41	AECO	April 1, 2004-October 31, 2004
3,000 GJ	CDN$5.00 - 6.50	AECO	April 1, 2004-October 31, 2004
5,000 GJ	CDN$5.00 - 7.80	AECO	November 1, 2004-March 31, 2005
Natural Gas - Three Way Contracts			
5,000 GJ	CDN$5.00 - 6.00 - 8.00	AECO	November 1, 2003-March 31,2004
5,000 GJ	CDN$3.75 - 5.00 - 7.00	AECO	April 1, 2004-June 30,2004
Crude Oil - Collars			
500 bbls	US$24.00 - 29.15	WTI	January 1, 2004-March 31, 2004
500 bbls	US$22.00 - 28.20	WTI	January 1, 2004-June 30, 2004
500 bbls	US$24.00 - 28.56	WTI	January 1, 2004-March 31, 2004
1,000 bbls	US$24.00 - 28.57	WTI	April 1, 2004-June 30, 2004
1,000 bbls	US$23.00 - 28.05	WTI	October 1, 2004-December 31, 2004
1,000 bbls (heavy oil differential)	US$6.00 - 12.00	WTI	July 1, 2003-June 30, 2004
1,000 bbls	US$24.00 - 27.00	WTI	July 1, 2004-September 30, 2004
Crude Oil - Three Way Contracts			
1,000 bbls	US$20.00 - 24.00 - 30.20	WTI	January 1, 2004-June 30, 2004
500 bbls	US$25.00 - 28.00 - 32.50	WTI	January 1, 2004-March 31, 2004
500 bbls	US$21.00 - 24.50 - 30.15	WTI	January 1, 2004-June 30, 2004
1,000 bbls	US$21.00 - 25.00 - 29.45	WTI	January 1, 2004-December 31, 2004
1,000 bbls	US$21.25 - 24.50 - 29.95	WTI	July 1, 2004-December 31, 2004
1,000 bbls	US$21.50 - 24.50 - 29.25	WTI	July 1, 2004-December 31, 2004
Crude Oil - Fixed			
500 bbls	US$27.00	WTI	January 1, 2004-March 31, 2004

7. INCOME TAXES

During the second quarter, Acclaim recorded a future income tax recovery of $24.2 million due to substantively enacted changes in federal and Alberta provincial income tax rates. The changes to be enacted over the next five years reduce the applicable rate on resource income from 28 percent to 21 percent, allows for the deduction of crown royalties and eliminates the deduction for resource allowance.

8. COMMITMENTS AND GUARANTEES

In addition to hedging commitments, the Trust has various commitments and guarantees in the normal course of business, none of which, in management's view, are significant.

9. SUBSEQUENT EVENTS

On October 27, 2003, Acclaim announced the closing of a bought deal equity financing. At closing, a total of 4.3 million Trust units were issued at a price of $11.00 per Trust unit to raise gross proceeds of $46.8 million.

On November 7, 2003, Acclaim's credit facility was increased to $300 million, including a $285 million revolving facility and a $15 million operating facility.

Corporate Information

DIRECTORS

Jack C. Lee, B.A., B. Comm. [1,2,3]
Chairman of the Board of Directors

J. Paul Charron, CA
President & Chief Executive Officer

Robert G. Brawn, B. Sc., P. Eng. [1,4]
Director

Noel A. Cleland , P. Eng. [3,4]
Director

W. Peter Comber, CA [1,2]
Director

Grant B. Fagerheim [3,4]
Director

Frank W. King, O.C., LlD, B. Sc., P. Eng. [1]
Director

R. Carl Smith [2,4]
Director

[1] Member of Corporate Governance Committee
[2] Member of Audit Committee
[3] Member of Reserves Committee
[4] Member of Compensation Committee

INVESTOR RELATIONS

Kerklan (Kerk) Hilton, B.A.C.
Manager, Investor Relations
Direct: (403) 539-6343
Investor Toll Free: 1-877-539-6300

AUDITORS

Deloitte & Touche LLP
Chartered Accountants
Calgary, Alberta

BANKERS

The Toronto-Dominion Bank
Canadian Imperial Bank of Commerce
Bank of Montreal
Alberta Treasury Branches
BNP Paribas (Canada)
The Bank of Nova Scotia
Union Bank of California, NA

ENGINEERING CONSULTANTS

Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP
Calgary, Alberta

REGISTRAR AND TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta

STOCK EXCHANGE LISTING

Toronto Stock Exchange trading symbol AE.UN
Debenture listing AE.DB

HEAD OFFICE

1900, 255 - 5th Avenue SW
Calgary, Alberta
Canada T2P 3G6
Telephone (403) 539-6300
Facsimile (403) 539-6499
Email: info@acclaimtrust.com
Website: www.acclaimtrust.com


ACCLAIM
Energy Trust

ADVISORY: Certain information regarding Acclaim, including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital funds from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.


ACCLAIM
Energy Trust

NEWS RELEASE December 18, 2003

ACCLAIM ENERGY TRUST CONFIRMS 100 PERCENT RETURN OF CAPITAL STATUS AND ANNOUNCES MONTHLY DISTRIBUTION

CALGARY, ALBERTA (AE.UN – TSX)– Acclaim Energy Trust is pleased to announce that 100 percent of its 2003 distributions are considered a return of capital and therefore, are tax-deferred. Based on Acclaim's current production and commodity price assumptions, Acclaim estimates that its distributions will continue to remain 100 percent tax-deferred for 2004.

Acclaim also announces that a cash distribution of C$0.1625 per trust unit will be paid on January 19, 2004 to unitholders of record on December 31, 2003. The trust units of Acclaim will commence trading on an ex-distribution basis on December 29, 2003.

The trust's trailing twelve months of cash distributions total C$1.95 per Trust unit, providing a twelve-month return of approximately 16.6 percent, based on a December 17 closing price of $11.73 per unit. In October 2002, Acclaim established an objective of providing consistent cash distributions and has now provided unitholders with 15 consecutive monthly payments at this level.

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim now produces approximately 27,000 barrels of oil equivalent per day (boe/d), weighted 52 percent to natural gas, and 48 percent to oil and natural gas liquids. The Trust's monthly distributions are classified as 100 percent return of capital. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unit holders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com.

- 30 -

FOR FURTHER INFORMATION PLEASE CONTACT:

Kerklan (Kerk) Hilton
Manager, Investor Relations
(403) 539-6343
info@acclaimtrust.com
www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, taxation estimates, environmental risks, changes to government policy, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.


ACCLAIM
Energy Trust

NEWS RELEASE December 1, 2003

ACCLAIM ENERGY TRUST ANNOUNCES $37 MILLION ACQUISITION OF EXODUS ENERGY LTD.

CALGARY, ALBERTA (AE.UN – TSX)– Acclaim Energy Trust ("Acclaim" or the "Trust") is pleased to announce it has entered into an agreement to acquire Exodus Energy Ltd., a privately held company, for $37.1 million. The acquisition is expected to close in late December. Completion of the transaction is subject to customary regulatory approvals and other conditions.

The acquisition agreement has the support of Exodus Energy's board of directors and includes lock-up agreements from all of the company's officers and directors and certain other shareholders holding collectively over 55% of the outstanding shares. A break fee is payable to Acclaim under certain circumstances if the transaction is not completed. Acclaim will issue 1,341,905 Trust units at a weighted average cost of $11.29/unit and pay $14.4 million cash, to satisfy the purchase price for the company shares, as well as assumed net debt of $7.6 million. In conjunction with the acquisition, a disposition of $1 million of certain assets is expected to be made on January 31, 2004, resulting in an effective purchase price of $36.1 million.

Current production from the acquired assets is approximately 2,000 barrels of oil equivalent per day (boe/d), and is 90 per cent operated. This acquisition is 85 per cent weighted to heavy oil, and 15 per cent to natural gas and light oil, and will increase Acclaim's overall proforma production to approximately 27,000 boe/d. Main properties include Greater Furness, which is located between Acclaim's existing western Saskatchewan heavy oil properties of Tangleflags and Baldwinton and includes new properties at Joarcam, Beaverhill Lake and Killam in eastern Alberta.

"We see strong operational synergies within our east central district, and solid netbacks on the properties," said J. Paul Charron, President and CEO. The acquisition of the Greater Furness properties will provide Acclaim with facilities it otherwise would have had to construct, and result in operating cost savings of approximately $450,000 per year. "Acclaim has significant operating expertise in this area, and has identified numerous low-risk infill drilling locations which we will consider for our 2004 exploitation program. The operational benefits of this acquisition are numerous and the acquisition parameters are exceptional."

Acclaim has purchased these properties (net of land and value for operating savings) for $6.76 per boe for proven reserves, $6.53 per boe for established reserves and $16,800 per flowing barrel of oil equivalent. This acquisition is accretive to Acclaim's cash flow, reserves, production and net asset value per unit and includes a strong ratio of proved producing to total proved reserves of 76 percent.

The established reserves of 5.1 million barrels of oil equivalent are comprised of 4.2 million barrels of heavy oil, 470,000 barrels of light crude oil and natural gas liquids and 2.9 billion cubic feet of natural gas.

In order to ensure the economics of the transaction, Acclaim has protected the price on 1,550 barrels per day of crude oil for 2004 in a series of fixed price and three-way contracts which will provide a minimum price of US$29.97 per barrel. In addition, the Trust has also fixed the heavy oil differential between West Texas Intermediate and Lloydminster Blend heavy oil at US$8.35 on 1,000 barrels per day of crude oil production for 2004. These positions will provide Acclaim an expected average field gate netback of

CDN$25.88 for heavy oil, resulting in a cash netback for production acquired of CDN$16.00 and a recycle ratio of 2.37 times.

Subsequent to the acquisition, Acclaim will maintain a balanced production portfolio of approximately 52 per cent natural gas, 36 per cent light crude oil and 12 per cent heavy oil, and maintains its established reserve life index of 9.5 years. "This acquisition is consistent with our strategy of maintaining a balanced production profile with reasonable exposure to all product streams."

Following the completion of the transaction, Acclaim anticipates year-end long-term debt of approximately $200 million, with $100 million remaining in undrawn credit facilities. After the effect of the Exodus acquisition, the anticipated 2003 closing debt-to-cash flow ratio is estimated at a conservative 1.3 times.

"Our 2003 acquisition program has provided the Trust with a solid foundation of long-life balanced production and reserves as well as a significant inventory of exploitation opportunities. In addition, we have continued to improve our property concentration in our key operating regions which will result in greater efficiencies going forward," said Charron.

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim now produces approximately 27,000 barrels of oil equivalent per day (boe/d), weighted 52 percent to natural gas, and 48 percent to oil and natural gas liquids. The Trust's monthly distributions are classified as 100 percent return of capital. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unit holders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com.

- 30 -

FOR FURTHER INFORMATION PLEASE CONTACT:

J. Paul Charron
President & Chief Executive Officer
(403) 539-6300

Or:

Kerklan (Kerk) Hilton
Manager, Investor Relations
(403) 539-6343
info@acclaimtrust.com
www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.


ACCLAIM
Energy Trust

NEWS RELEASE November 19, 2003

FOR IMMEDIATE RELEASE

ACCLAIM ENERGY TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta, November 19, 2003 – Acclaim Energy Trust (TSX: AE.UN) announces that a cash distribution of C$0.1625 per trust unit will be paid on December 19, 2003 to unitholders of record on November 28, 2003. The trust units of Acclaim will commence trading on an ex-distribution basis on November 26, 2003.

The trust's trailing twelve months of cash distributions total C$1.95 per Trust unit, providing a twelve-month return of approximately 17.2 percent, based on a November 18 closing price of $11.32 per unit. Acclaim's policy of establishing a conservative payout ratio has provided unitholders with 14 consecutive monthly payments at this current level.

Acclaim's distributions provide a unique tax-advantage to investors as they are 100 percent tax deferred and are treated as a return of capital. Based on commodity pricing assumptions and the current business, financial and tax model, Acclaim currently estimates that its distributions will continue to remain 100 percent tax deferred for 2003 and potentially all of 2004.

Acclaim Energy Trust is an open-end, actively managed Canadian royalty trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim now produces approximately 25,000 barrels of oil equivalent per day (boe/d), weighted 55 percent to natural gas, and 45 percent to oil and natural gas liquids. The Trust's monthly distributions are classified as 100 percent return of capital. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unit holders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com.

\- 30 -

For further information contact:
Kerklan (Kerk) T. Hilton
Manager, Investor Relations
(403) 539-6343
Toll free: 1-877-539-6300
Email: info@acclaimtrust.com

ADVISORY: The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. Certain information regarding Acclaim Energy Trust and Acclaim Energy Inc. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Acclaim Energy Trust to Release Third Quarter Report and to Host Conference Call

CALGARY, Nov. 4 /CNW/ - Acclaim Energy Trust (TSX: AE.UN) announced that it will release its third quarter report and outlook after the close of markets on Tuesday, November 18, 2003.

Acclaim will also host a conference call and question and answer session at 9:00 a.m. MST (11 a.m. EST) on Wednesday, November 19, 2003 to discuss the results. All interested analysts, investors and media are welcome to participate. The conference call will be chaired by Mr. Paul Charron, President and CEO.

Acclaim Energy Trust 3rd Quarter Results Conference Call:
Toll-Free across North America: 1-877-888-7019
Within Toronto and area: 416-695-7896

A recorded playback of the call will also be made available until November 26:
Toll-free across North America: 1-888-509-0082
Within Toronto and area: 416-695-5275

Acclaim Energy Trust is an open-end, actively managed Canadian royalty trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim produces approximately 25,000 barrels of oil equivalent per day (boe/d), weighted 55 percent to natural gas, and 45 percent to oil and natural gas liquids. Acclaim provides a unique tax-advantaged investment with its distributions, currently at $0.1625 per unit monthly, are 100 percent tax deferred and are treated as a return of capital. Based on commodity pricing assumptions and the current financial and tax model, Acclaim currently estimates that its distributions will continue to remain 100 percent tax deferred well into 2004. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unit holders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com or call 1-877-539-6300.

%SEDAR: 00003563E

/For further information: Kerklan (Kerk) T. Hilton, Manager, Investor Relations, Acclaim Energy Trust, Tel: (403) 539-6343, E-mail: info(at)acclaimtrust.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./

(AE.UN.)

CO: Acclaim Energy Trust

CNW 09:00e 04-NOV-03


ACCLAIM
Energy Trust

NEWS RELEASE

November 4, 2003

ACCLAIM ENERGY TRUST TO RELEASE THIRD QUARTER REPORT AND TO HOST CONFERENCE CALL

Calgary, Alberta, November 4, 2003 – Acclaim Energy Trust (TSX: AE.UN) announced that it will release its third quarter report and outlook after the close of markets on Tuesday, November 18, 2003.

Acclaim will also host a conference call and question and answer session at 9:00 a.m. MST (11 a.m. EST) on Wednesday, November 19, 2003 to discuss the results. All interested analysts, investors and media are welcome to participate. The conference call will be chaired by Mr. Paul Charron, President and CEO.

Acclaim Energy Trust 3rd Quarter Results Conference Call:
Toll-Free across North America: 1-877-888-7019
Within Toronto and area: 416-695-7896

A recorded playback of the call will also be made available until November 26:
Toll-free across North America: 1-888-509-0082
Within Toronto and area: 416-695-5275

Acclaim Energy Trust is an open-end, actively managed Canadian royalty trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim produces approximately 25,000 barrels of oil equivalent per day (boe/d), weighted 55 percent to natural gas, and 45 percent to oil and natural gas liquids. Acclaim provides a unique tax-advantaged investment with its distributions, currently at $0.1625 per unit monthly, are 100 percent tax deferred and are treated as a return of capital. Based on commodity pricing assumptions and the current financial and tax model, Acclaim currently estimates that its distributions will continue to remain 100 percent tax deferred well into 2004. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unit holders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com or call 1-877-539-6300.

- 30 -

For further information, please contact:

Kerklan (Kerk) T. Hilton
Manager, Investor Relations
Acclaim Energy Trust
Tel: (403) 539-6343
E-mail: info@acclaimtrust.com


ACCLAIM
Energy Trust



NEWS RELEASE

October 27, 2003

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISTRIBUTION IN THE UNITED STATES

ACCLAIM ENERGY TRUST ANNOUNCES CLOSING OF $46.8 MILLION BOUGHT DEAL FINANCING

Calgary, October 27, 2003 – Acclaim Energy Trust (TSX: AE.UN) announced today the closing of its previously announced bought-deal equity financing. At closing, a total of 4,255,000 trust units were issued at a price of $11.00 per trust unit for gross proceeds of $46.81 million, which includes the full exercise by the underwriters of their over-allotment option to purchase an additional 555,000 trust units.

The offering was underwritten by a syndicate led by CIBC World Markets Inc. and including BMO Nesbitt Burns Inc., Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc. and FirstEnergy Capital Corp.

The net proceeds will be used to partially repay indebtedness, expand the Trust's capital expenditure program and be available to fund future acquisitions.

After giving effect to this financing, Acclaim's total number of units outstanding is approximately 73.1 million.

Acclaim Energy Trust is an open-end, actively managed Canadian royalty trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim produces approximately 25,000 to 26,000 barrels of oil equivalent per day (boe/d), weighted 55 percent to natural gas, and 45 percent to oil and natural gas liquids. Acclaim provides a unique tax-advantaged investment as its distributions, currently $0.1625 per unit monthly, are 100 percent tax deferred and are treated as a return of capital. Based on commodity pricing assumptions and the current financial and tax model, Acclaim currently estimates that its distributions will continue to remain 100 percent tax deferred well into 2004. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unit holders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com or call 1-877-539-6300.

- 30 -

For further information, please contact:

Kerklan (Kerk) T. Hilton
Manager, Investor Relations
Acclaim Energy Inc.
Tel: (403) 539-6300
E-mail: info@AcclaimTrust.com


ACCLAIM
Energy Trust

NEWS RELEASE

October 20, 2003

FOR IMMEDIATE RELEASE

ACCLAIM ENERGY TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta, October 20, 2003 – Acclaim Energy Trust (TSX: AE.UN) announces that a cash distribution of C$0.1625 per trust unit will be paid on November 20, 2003 to unitholders of record on October 31, 2003. The trust units of Acclaim will commence trading on an ex-distribution basis on October 29, 2003.

The trust's trailing twelve-month cash distributions total C$1.95 per trust unit, providing a trailing twelve-month cash-on-cash yield of approximately 17 percent, based on an October 17 closing price of $11.41 per unit.

Acclaim's distributions are unique among conventional oil and gas trusts as they are 100 percent tax deferred and are treated as a return of capital. Based on commodity pricing assumptions and the current financial and tax model, Acclaim currently estimates that its distributions will continue to remain 100 percent tax deferred well into 2004.

Acclaim Energy Trust is an open-end, actively managed Canadian income trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim now produces approximately 25,000 to 26,000 barrels of oil equivalent per day (boe/d), weighted 55 percent to natural gas, and 45 percent to oil and natural gas liquids. The Trust's monthly distributions are 100 percent tax deferred well into 2004. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unit holders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com.

\- 30 -

For further information contact:
Kerklan (Kerk) T. Hilton
Manager, Investor Relations
(403) 539-6343
Toll free: 1-877-539-6300
Email: info@acclaimtrust.com


ACCLAIM
Energy Trust

NEWS RELEASE

October 2, 2003

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISTRIBUTION IN THE UNITED STATES

ACCLAIM ENERGY TRUST ANNOUNCES $40.7 MILLION BOUGHT DEAL EQUITY FINANCING

CALGARY, ALBERTA (AE.UN – TSX)– Acclaim Energy Trust ("Acclaim" or the "Trust") is pleased to announce it has entered into an agreement with a syndicate of underwriters to sell 3,700,000 Trust Units at $11.00 per unit to raise gross proceeds of $40.7 million.

The underwriting syndicate, led by CIBC World Markets Inc., includes BMO Nesbitt Burns Inc., Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc. and FirstEnergy Capital Corp. Acclaim has granted the underwriters an Over-allotment Option, exercisable in whole or in part prior to 30 days after closing, to purchase up to an additional 555,000 Trust Units at the same offering price. Should the Over-allotment Option be fully exercised, the total gross proceeds of the issue would be $46,805,000. The issue will be offered in all provinces of Canada through a short form prospectus. Closing of the offering is expected to occur on or about October 27, 2003 and is subject to customary regulatory approvals.

The net proceeds from the financing will be used to partially repay indebtedness, expand the Trust's capital expenditure program and be available to fund future acquisitions.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

Acclaim Energy Trust is an open-end, actively managed Canadian income trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim produces approximately 25,000 to 26,000 barrels of oil equivalent per day (boe/d), weighted 55 per cent to natural gas, and 45 per cent to oil and natural gas liquids. The Trust's monthly distributions are 100 percent tax deferred well into 2004. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unit holders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com.

ADVISORY: The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. Certain information regarding Acclaim Energy Trust and Acclaim Energy Inc. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

J. Paul Charron
President & Chief Executive Officer
(403) 539-6300

Or:

Kerklan (Kerk) Hilton
Manager, Investor Relations
(403) 539-6343
info@acclaimtrust.com
www.acclaimtrust.com


ACCLAIM
Energy Trust

NEWS RELEASE September 18, 2003

FOR IMMEDIATE RELEASE

ACCLAIM ENERGY TRUST ANNOUNCES 12th CONSECUTIVE MONTHLY DISTRIBUTION OF $0.1625 PER UNIT

Calgary, Alberta, September 18, 2003 – Acclaim Energy Trust (TSX: AE.UN) announces that a cash distribution of C$0.1625 per trust unit will be paid on October 20, 2003 to unitholders of record on September 30, 2003. The trust units of Acclaim will commence trading on an ex-distribution basis on September 26, 2003.

The trust's trailing twelve-month cash distributions total C$1.95 per trust unit, providing a trailing twelve-month cash-on-cash yield of approximately 17.7 percent, based on a September 18 closing price of $11.00 per unit. This is the twelfth consecutive month that Acclaim has paid this level of distribution to its unitholders, which represents a payout ratio of approximately 75 to 80 per cent of cash flow from operations.

Acclaim's distributions are unique among conventional oil and gas trusts as they are 100 percent tax deferred and are treated as a return of capital. Based on commodity pricing assumptions and the current financial and tax model, Acclaim currently estimates that its distributions will continue to remain 100 percent tax deferred well into 2004.

Acclaim Energy Trust is an open-end, actively managed Canadian income trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim now produces approximately 25,000 to 26,000 barrels of oil equivalent per day (boe/d), weighted 55 percent to natural gas, and 45 percent to oil and natural gas liquids. The Trust's monthly distributions are 100 percent tax deferred well into 2004. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unit holders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com.

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For further information contact:
Kerklan (Kerk) T. Hilton
Manager, Investor Relations
(403) 539-6343
Toll free: 1-877-539-6300
Email: info@acclaimtrust.com


ACCLAIM
Energy Trust

NEWS RELEASE

August 19, 2003

FOR IMMEDIATE RELEASE

ACCLAIM ENERGY TRUST ANNOUNCES MONTHLY DISTRIBUTION

Calgary, Alberta, August 19, 2003 – Acclaim Energy Trust (TSX: AE.UN) announces that a cash distribution of C$0.1625 per trust unit will be paid on September 19, 2003 to unitholders of record on August 29, 2003. The trust units of Acclaim will commence trading on an ex-distribution basis on August 27, 2003.

Effective August 18, 2003, the trust's trailing twelve-month cash distributions total C$1.925 per trust unit, providing a trailing twelve-month cash on cash yield of approximately 16.8 percent. Acclaim's distributions are unique among conventional oil and gas trusts as they are 100 percent tax deferred and are treated as a return of capital. Acclaim estimates that its distributions will remain tax deferred into 2004.

Acclaim Energy Trust is an open-end, actively managed Canadian income trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim produces approximately 26,000 barrels of oil equivalent per day (boe/d), weighted 55 per cent to natural gas, and 45 per cent to oil and natural gas liquids. The Trust's monthly distributions are 100 per cent tax deferred into 2004. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unit holders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com.

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For further information contact:
Kerklan (Kerk) T. Hilton
Manager, Investor Relations
(403) 539-6343
Toll free: 1-877-539-6300
Email: info@acclaimtrust.com

ADVISORY: The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. Certain information regarding Acclaim Energy Trust and Acclaim Energy Inc. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.


ACCLAIM
Energy Trust

NEWS RELEASE July 22, 2003

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISTRIBUTION IN THE UNITED STATES

ACCLAIM ENERGY TRUST ANNOUNCES CLOSING OF $72.16 MILLION BOUGHT DEAL FINANCING

Calgary, Alberta, July 22, 2003 – Acclaim Energy Trust (TSX: AE.UN) announced today the closing of its previously announced bought-deal equity financing. At closing, a total of 6,590,000 trust units were issued at a price of C$10.95 per trust unit for gross proceeds of approximately C$72.16 million, which includes the full exercise by the underwriters of their over-allotment option to purchase an additional 650,000 trust units.

The offering was underwritten by a syndicate led by CIBC World Markets Inc. and including BMO Nesbitt Burns Inc., Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc. and FirstEnergy Capital Corp.

The net proceeds will be applied to temporarily reduce bank indebtedness and ultimately applied to the previously announced C$72 million acquisition of natural gas properties, scheduled to close in early August with an effective date of July 1, 2003. Current production from the new assets is approximately 3,000 barrels of oil equivalent per day (boe/d), including 13.5 million cubic feet (mmcf) per day of natural gas and 750 barrels per day (bbls/d) of light oil and natural gas liquids (NGLs). The assets are 75 per cent weighted to natural gas.

After giving effect to this financing, Acclaim's total number of units outstanding is approximately 67 million.

Acclaim Energy Trust is an open-end, actively managed Canadian income trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Pro forma the aforementioned acquisition, Acclaim produces approximately 26,000 barrels of oil equivalent per day (boe/d), weighted 55 per cent to natural gas, and 45 per cent to oil and natural gas liquids. The Trust's monthly distributions are 100 per cent tax deferred into 2004. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unit holders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com or call 1-877-539-6300.

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ADVISORY: Information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

For further information, please contact:

Kerklan (Kerk) T. Hilton
Manager, Investor Relations
Acclaim Energy Inc.
Tel: (403) 539-6300
E-mail: info@AcclaimTrust.com


ACCLAIM
Energy Trust



NEWS RELEASE July 18, 2003

FOR IMMEDIATE RELEASE

ACCLAIM ENERGY TRUST ANNOUNCES MONTHLY DISTRIBUTION AND U.S. RESIDENTS TO NOW RECEIVE DISTRIBUTIONS CONVERTED TO U.S. DOLLARS

Calgary, Alberta, July 18, 2003 – Acclaim Energy Trust (TSX: AE.UN) announces that a cash distribution of C$0.1625 per trust unit will be paid on August 20, 2003 to unitholders of record on July 31, 2003. The trust units of Acclaim will commence trading on an ex-distribution basis on July 29, 2003.

Effective July 21, 2003, the trust's trailing twelve-month cash distributions total C$1.9125 per trust unit, providing a trailing twelve-month cash on cash yield of approximately 17.3 per cent. Acclaim's distributions are unique among conventional oil and gas trusts as they are 100 per cent tax deferred and are treated as a return of capital. Acclaim estimates that its distributions will remain tax deferred into 2004.

Unitholders resident in the United States will be receiving their distribution in U.S. currency commencing with the August distribution. With the distribution an election form will be provided whereby the U.S. unitholder can select the option to continue to receive distributions in Canadian funds, otherwise the default method of payment will be in U.S. dollars. The rate of conversion will be based upon the noon rate of exchange of the Bank of Canada on the record date. The actual rate of distribution will continue to be calculated based upon Canadian dollars, but will be converted for the convenience of the U.S. unitholder. Canadian resident unit holders will not be affected by this change.

Acclaim Energy Trust is an open-end, actively managed Canadian income trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Proforma the June 23 announced acquisition, Acclaim produces approximately 26,000 barrels of oil equivalent per day (boe/d), weighted 55 per cent to natural gas, and 45 per cent to oil and natural gas liquids. The Trust's monthly distributions are 100 per cent tax deferred into 2004. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unit holders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com.

- 30 -

For further information contact:
Kerklan (Kerk) T. Hilton
Manager, Investor Relations
(403) 539-6343
Toll free: 1-877-539-6300
Email: info@acclaimtrust.com


ACCLAIM
Energy Trust

NEWS RELEASE June 26, 2003

ACCLAIM ENERGY TRUST ANNOUNCES CLOSING OF WEST CENTRAL ALBERTA PROPERTY ACQUISITION

CALGARY, ALBERTA (AE.UN – TSX)– Acclaim Energy Trust ("Acclaim" or the "Trust") is pleased to announce it has closed the purchase of the May 5, 2003 announced acquisition of a package of long-life, high quality light oil and natural gas producing properties in west central Alberta for approximately $141 million. Certain rights of first refusal were exercised, which resulted in the reduction of the purchase price by $2.2 million, giving a total purchase price of approximately $139 million.

The assets include unit and non-unit interests in the Willesden Green, Gilby West and Gilby East areas of west central Alberta. These properties are highly concentrated, 90 per cent operated and adjacent to Acclaim's pre-existing properties in the area. The acquisition also includes working interests in the Willesden Green and Gilby West gas plants and 100 percent ownership and operatorship of several oil batteries in the area. Acclaim is also pleased to have been nominated as the operator of the Gilby West gas plant.

Current production from the assets is approximately 3,550 barrels of oil equivalent per day (boe/d), including 9.9 million cubic feet (mmcf) per day of natural gas and 1,900 barrels per day (bbls/d) of light oil and natural gas liquids (NGLs). This acquisition will increase Acclaim's overall current production to approximately 23,000 boe/d, and provides considerable opportunities through production optimization, re-completions and multi-zone drilling. The effective date of the transaction is April 1, 2003.

The acquisition was primarily financed through a bought deal financing with a syndicate of underwriters which resulted in the issuance of 9.7 million units for gross proceeds of $94.97 million, which closed on May 23, 2003.

Acclaim Energy Trust is an open-end, actively managed Canadian income trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Proforma the aforementioned acquisition and the pending acquisition of natural gas properties announced June 23, Acclaim produces approximately 26,000 barrels of oil equivalent per day (boe/d), weighted 55 per cent to natural gas, and 45 per cent to oil and natural gas liquids. The Trust's monthly distributions are 100 per cent tax deferred through 2003. Acclaim has a history of making accretive acquisitions and in providing stable, consistent monthly distributions to its unit holders.

- 30 -

FOR FURTHER INFORMATION PLEASE CONTACT:
Kerklan (Kerk) Hilton
Manager, Investor Relations
(403) 539-6343
info@acclaimtrust.com
www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.


ACCLAIM
Energy Trust

NEWS RELEASE June 23, 2003

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISTRIBUTION IN THE UNITED STATES

ACCLAIM ENERGY TRUST ANNOUNCES ACQUISITION OF NATURAL GAS PROPERTIES IN KEY OPERATING AREAS AND $65 MILLION BOUGHT DEAL EQUITY FINANCING

CALGARY, ALBERTA (AE.UN – TSX)– Acclaim Energy Trust ("Acclaim" or the "Trust") is pleased to announce it has entered into an agreement to acquire a package of natural gas weighted producing properties located in its core operating areas in western Canada for approximately C$72 million. The acquisition is expected to close in early August, with an effective date of July 1, 2003. Completion of the transaction is subject to customary regulatory approvals and other conditions, including right s of first refusal on approximately 30 per cent of the lands.

Current production from the new assets is approximately 3,000 barrels of oil equivalent per day (boe/d), 75 per cent weighted to natural gas, and includes 13.5 million cubic feet (mmcf) per day of natural gas and 750 barrels per day (bbls/d) of light oil and natural gas liquids (NGLs). This will increase Acclaim's overall current production to approximately 26,000 boe/d. Eighty per cent of the production is located in Acclaim's core operating areas, with a particularly strong fit in west Central Alberta and the Peace River Arch.

"This was an opportunistic property acquisition with exceptional acquisition parameters, strong synergies within our core operating areas and is accretive to unit holders on all measures," said J. Paul Charron, President and CEO. "We are acquiring high value, gas-oriented production, which increases our working interests in a number of valued properties."

This acquisition will increase Acclaim's production weighting to 55 per cent natural gas, 38 per cent light crude oil and 7 per cent heavy oil, and will not alter the company's established reserve life index of 9.6 years. "While our production mix has definitely strengthened towards natural gas, we are satisfied with our balanced portfolio. Over the past nine months, Acclaim has successfully altered its production and reserve profile to high netback light oil and natural gas."

This acquisition is being made at financial parameters that Acclaim believes provides considerable value in the short and long-term. Specifically, Acclaim has purchased these properties (net of land value) for $9.30 per boe for proven reserves, $7.67 per boe for established reserves and $23,300 per flowing barrel of oil equivalent. This acquisition is accretive to Acclaim's cash flow, reserves, production and net asset value per unit and includes a strong ratio of proved producing to total proved reserves of 92 percent.

The established reserves of 9.1 million barrels of oil equivalent are comprised of 35.7 billion cubic feet of natural gas and 3.2 million barrels of light crude oil and natural gas liquids. The reserves have been fully evaluated by Acclaim's independent engineering firm, Gilbert Laustsen Jung Associates Ltd. (GLJ). Although these properties are primarily non-operated, including these properties, Acclaim operates approximately 80 per cent of its overall production.

Responsibility for this new production will be integrated into Acclaim's regional business units and corporate functions that have grown in conjunction with previous acquisitions. "We have assembled an

excellent team of experienced and skilled employees who can effectively integrate production and indeed increase the value of these properties through production management, optimization, exploitation and increased operating efficiencies," said Charron. This acquisition further strengthens Acclaim's balance sheet, and also maintains the tax-deferred status of Acclaim's distributions beyond 2003 and enhances its ability to maintain distributions at or above current levels.

Bought Deal Financing

Acclaim is also pleased to announce that in connection with this acquisition, it has entered into a bought deal financing with a syndicate of underwriters led by CIBC World Markets Inc. to sell 5,940,000 Trust Units at $10.95 each to raise gross proceeds of approximately $65 million.

The underwriting syndicate, led by CIBC World Markets Inc., includes BMO Nesbitt Burns Inc., Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc. and FirstEnergy Capital Corp. Acclaim has granted the underwriters an Over-allotment Option, exercisable in whole or in part prior to 30 days after closing, to purchase up to an additional 650,000 Trust Units at the same offering price. Should the Over-allotment Option be fully exercised, the total gross proceeds of the issue would be $72,160,500. The issue will be offered in all provinces of Canada through a short form prospectus. Closing of the offering is expected to occur on or about July 22, 2003 and is subject to customary regulatory approvals.

Net proceeds of the financing will be used to fund the purchase price of the natural gas properties acquisition, reduce Acclaim's debt to cash flow ratio and further enhance the Trust's business strategy of acquiring long-life reserves and exploiting business opportunities.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

Acclaim Energy Trust is an open-end, actively managed Canadian income trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Proforma the pending acquisitions, Acclaim produces approximately 26,000 barrels of oil equivalent per day (boe/d), weighted 55 per cent to natural gas, and 45 per cent to oil and natural gas liquids. The Trust's monthly distributions are 100 per cent tax deferred through 2003. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unit holders.

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FOR FURTHER INFORMATION PLEASE CONTACT:

J. Paul Charron
President & Chief Executive Officer
(403) 539-6300

Or:

Kerklan (Kerk) Hilton
Manager, Investor Relations
(403) 539-6343
info@acclaimtrust.com
www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.


ACCLAIM
Energy Trust

FOR IMMEDIATE RELEASE

Acclaim Energy Trust Announces Monthly Distribution and Comments on Non-Resident Ownership

CALGARY, ALBERTA, June 19, 2003 - Acclaim Energy Trust (TSX: AE.UN) announces that a cash distribution of $0.1625 per trust unit will be paid on July 21, 2003 to unitholders of record on June 30, 2003. The trust units of Acclaim will commence trading on an ex-distribution basis on June 26, 2003.

As at June 19, 2003, the trust's trailing twelve-month cash distributions total C$1.90 per trust unit, providing a trailing twelve-month cash on cash yield of 16.7 percent. Acclaim's distributions are unique among conventional oil and gas trusts as they are 100 per cent tax deferred and are treated as a return of capital. Acclaim estimates that its distributions will remain tax deferred into 2004.

In response to inquiries and similar announcements from other Canadian income trusts, Acclaim announces that ownership of units by Canadian residents is estimated to be approximately 85 per cent. Acclaim is a trust established and maintained primarily for the benefit of Canadian residents and intends to maintain the level of ownership of units by Canadian residents above 50 per cent of the total units outstanding.

Management will continue to monitor geographic ownership, supplemented by its active program to encourage and promote both Canadian and non-residents ownership. Acclaim appreciates the interest shown by all current and potential investors and will continue to meet investors throughout Canada and the United States.

Acclaim Energy Trust is an open-end, actively managed Canadian income trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Upon the closing of the west central Alberta property acquisition, which is expected on or around June 27, Acclaim will produce approximately 23,000 barrels of oil equivalent per day (boe/d), weighted 52 per cent to natural gas, and 48 per cent to oil and natural gas liquids. The Trust's monthly distributions are 100 per cent tax deferred through 2003. Since Jan. 1, 2003, Acclaim's production has increased 53 per cent, while total reserves of 83 million boe have increased more than 67 per cent. On a diluted per unit basis, production has increased 5 per cent in the same time period while established reserves have increased 15 per cent.

For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com.

- 30 -

For further information contact:

Kerklan (Kerk) T. Hilton
Manager, Investor Relations
(403) 539-6343
Toll free: 1-877-539-6300
Email: info@acclaimtrust.com

ADVISORY: The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. Certain information regarding Acclaim Energy Trust and Acclaim Energy Inc. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.


ACCLAIM
Energy Trust

FOR IMMEDIATE RELEASE

Acclaim Energy Trust Announces Trust Unit Consolidation

CALGARY, ALBERTA, May 30, 2003 – Acclaim Energy Trust (TSX: AE.UN) announces that at its annual and special meeting held on May 29, 2003, unitholders approved the consolidation of Acclaim's trust units on a one (1) for 2.5 basis. Acclaim anticipates that its trust units will begin trading on a consolidated basis on the Toronto Stock Exchange on Thursday, June 5, 2003.

Monthly distributions per trust unit will be adjusted consistent with the consolidation ratio. The June 20 distribution will be $0.065 per pre-consolidation trust unit ($0.1625 per post-consolidation trust unit), as announced previously. The next distribution which is anticipated to be payable on or about July 21, 2003 will be $0.1625 per trust unit, consistent with the consolidation ratio.

As a result of the consolidation, the conversion price of Acclaim's 11% convertible extendible unsecured subordinated debentures (TSX: AE.DB) has been adjusted to $9.75 per trust unit from $3.90 per pre-consolidation trust unit, consistent with the consolidation ratio.

Acclaim's new total number of outstanding units, when the consolidation becomes effective, will adjust to approximately 60 million.

J. Paul Charron, President and CEO stated, "we believe that this consolidation will improve comparability, on a per unit basis, to allow investors to more effectively evaluate Acclaim's performance within our oil and gas trust peer group and will allow greater consideration from potential US and Canadian institutional investors."

Acclaim Energy Trust is an open-end, actively managed Canadian income trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Upon completion of the west central Alberta property acquisition, originally announced May 5, Acclaim will produce approximately 23,000 barrels of oil equivalent per day (boe/d), 52 per cent weighted to natural gas, and 48 per cent to oil and natural gas liquids. The Trust's monthly distributions are 100 per cent tax deferred through 2003 for both Canadian and US investors. Since October 2002, Acclaim's production has increased 53 per cent, while total reserves of 83 million boe have increased more than 67 per cent. On a diluted per unit basis, production has increased 5 per cent in the same time period while established reserves have increased 15 per cent.

For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com.

- 30 -

For further information contact:

Kerklan (Kerk) T. Hilton
Manager, Investor Relations
(403) 539-6343
Toll free: 1-877-539-6300
E-mail: info@acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.


ACCLAIM
Energy Trust

MAY 27, 2003 **FOR IMMEDIATE RELEASE**

Acclaim Energy Posts Solid Growth in First Quarter 2003

CALGARY, ALBERTA - Acclaim Energy Trust ("Acclaim" or the "Trust") (AE.UN – TSX) is pleased to announce the results for the first quarter of 2003. During the quarter, Acclaim continued to execute on its strategy of disciplined growth of reserves, production and cash flow while prudently managing its balance sheet.

Acclaim's first quarter featured numerous highlights:

- On January 28, 2003 Acclaim closed the acquisition of Elk Point Resources Inc. ("Elk Point") for approximately $174 million which was accretive on a per unit basis to cash flow, reserves, production and net asset value.
- Average daily production increased to 18,200 boe/d including natural gas sales of 55.2 mmcf/d and crude oil and natural gas liquids production of 8,996 bbls/d, an increase of 21 percent over the fourth quarter of 2002.
- Cash flow increased by 66 percent to $35.2 million compared to $21.2 million during the fourth quarter 2002.
- Distributions paid during the first quarter totaled $24.4 million or $0.195 per unit. Acclaim retained $10.8 million or $0.105 per unit to fund capital expenditures and reduce bank debt. This represents a payout ratio of 65 percent on a per unit basis.
- Acclaim completed an active development program in the first quarter, incurring $8.8 million in development drilling, well recompletions and facility enhancements while drilling 14 gross wells (9.3 net) with a 100 percent success rate.
- Subsequent to quarter end, on May 5, 2003, Acclaim announced a $141 million acquisition of long-life light oil and natural gas properties in west central Alberta.

The strength of these achievements and financial results further position Acclaim to generate internal growth, increase operating efficiencies and provides the ability to consider additional growth opportunities as they arise.

(thousands of dollars except per unit amounts)	Three Months Ended March 31 [(1)] 2003	2002	% Change
FINANCIAL			
Petroleum and Natural Gas Sales	**64,022**	28,202	127
Cash Flow from Operations	**35,177**	15,023	134
Per Unit – Basic	**0.30**	0.31	(3)
Per Unit – Diluted	**0.30**	0.31	(3)
Net Income	**7,189**	26	-
Per Unit – Basic	**0.06**	-	-
Per Unit – Diluted	**0.06**	-	-
Distributions	**24,431**	-	-
Per Unit	**0.195**	-	-
Capital Expenditures	**10,527**	18,842	(44)
Bank Debt	**149,447**	131,369	14
Working Capital Deficiency	**14,940**	7,378	102
Trust Units Outstanding [(2)]			
Basic [(2)]	**125,735**	48,099	161
Assuming Full Dilution [(2)(3)]	**144,412**	52,075	177
Weighted Average Trust Units Outstanding			
Basic [(2)]	**116,696**	48,093	143
Diluted [(2)]	**116,965**	48,578	141

(1) The business combination of Acclaim and Ketch Energy Ltd. ("Ketch Energy") which occurred on October 1, 2002 was accounted for as a reverse takeover of Acclaim by Ketch Energy. Accordingly, these consolidated financial statements include the results of operations and cash flows of the combined Trust for the three months ended March 31, 2003, but the comparative figures for the prior year are the results of operations and cash flows of Ketch Energy only.
(2) Comparable units for March 31, 2002 are based on the conversion ratio of 1.15 units for each Ketch Energy share then outstanding.
(3) Diluted units assume conversion of convertible debentures at $3.90 per Acclaim unit, the exchange of the preferred shares and the exercise of all outstanding options.

OPERATIONS			
Average Daily Production			
Natural Gas (mcf/d)	**55,225**	46,216	19
Crude Oil (bbls/d)	**7,266**	3,190	128
Natural Gas Liquids (bbls/d)	**1,730**	1,454	19
Oil Equivalent (boe/d)	**18,200**	12,347	47
Average Selling Price			
Natural Gas ($/mcf)			
Before Hedging	**7.32**	2.96	147
After Hedging	**6.79**	4.36	56
Crude Oil ($/bbl)			
Before Hedging	**42.79**	29.69	44
After Hedging	**38.15**	27.13	41
Natural Gas Liquids ($/bbl)	**34.14**	17.39	96
Oil Equivalent ($/bbl)			
Before Hedging	**42.54**	20.78	105
After Hedging	**39.09**	25.38	54

MESSAGE TO UNITHOLDERS

The first quarter of 2003 represented the second full quarter of financial and operating results since the combination of Acclaim and Ketch Energy on October 1, 2002. The quarter was highlighted by the closing of the acquisition of Elk Point Resources Inc. and strong financial and operating results. Subsequent to the quarter end, Acclaim announced a significant property acquisition and related financing.

Acquisition of Elk Point Resources Inc.

On January 28, 2003, Acclaim closed the previously announced acquisition of Elk Point. The transaction was valued at approximately $174 million. The production and reserve acquisition costs for light oil and natural gas were very attractive at $25,900 per boe/d, $8.75 per boe for established reserves and $10.00 per boe for proven reserves. The acquisition was accretive on a per unit basis to cash flow, reserves, production and net asset value and was an exceptional property fit in central and northern Alberta. Acclaim's natural gas weighting increased to 53 percent with this transaction.

West Central Acquisition

Subsequent to quarter end, on May 5, 2003, Acclaim announced it had entered into an agreement to acquire a package of long-life, high quality light oil and natural gas producing properties in west central Alberta for approximately $141 million. The acquisition is expected to close mid to late June, with an effective date of April 1, 2003.

The assets include unit and non-unit interests in the Willesden Green, Gilby West and Gilby East areas of west central Alberta. These properties are highly concentrated, 90 percent operated and adjacent to Acclaim's existing properties in its western region. The acquisition also includes working interests in the Willesden Green and Gilby West gas plants and 100 percent ownership and operatorship of several oil batteries in the area. Current production from the assets is approximately 3,550 boe/d, including 9.9 mmcf/d of natural gas and 1,900 bbls/d of light oil and natural gas liquids. This will increase Acclaim's overall production to approximately 23,000 boe/d. The parameters for this acquisition were also very attractive at $9.25 per boe for established reserves, $10.32 for proven reserves and $37,950 per flowing barrel of oil equivalent.

Acclaim's acquisition strategy is focused on acquiring high quality, long-life assets with significant development potential. The acquired assets are characterized by high netbacks and include an exceptionally long reserve life of 10.1 years on a proven basis and 11.3 years on an established basis.

In connection with this transaction, Acclaim entered into an agreement with a syndicate of underwriters, led by CIBC World Markets Inc., to sell 19.25 million Trust Units at $3.90 each to raise gross proceeds of $75.075 million on a bought deal basis. Acclaim also granted the underwriters an Underwriter's Option and a further Over-allotment Option to purchase up to an additional 5.101 million Trust Units at the same offering price. The Underwriter's Option and the Over-allotment Option were both fully exercised and the total gross proceeds of the issue, which closed May 23, 2003, were $94.970 million.

Net proceeds of the financing were used temporarily to reduce bank indebtedness and ultimately to pay a portion of the purchase price of the acquisition and to continue with Acclaim's business strategy of acquiring long-life reserves and exploiting its asset base.

FINANCIAL AND OPERATING RESULTS

Production increases associated with the Elk Point acquisition in conjunction with exceptional commodity prices provided strong financial and operating results for the first quarter of 2003 and significant quarter over quarter growth.

Petroleum and natural gas revenue totaled $64.0 million for the three months ended March 31, 2003, as compared to $28.2 million reported for the corresponding period in 2002. Compared to the fourth quarter 2002, quarterly revenue increased 54 percent from $41.6 million due to production gains of 21 percent and a 31 percent increase in the average price received per boe of $39.09 compared to $29.95/boe in the fourth quarter of 2002.

Cash flow from operations totaled $35.2 million, or $0.30 per unit, representing a 134 percent increase from the $15.0 million reported for the same period in 2002. Cash flow during the quarter was 66 percent higher than the $21.2 million or $0.22 per unit reported for the fourth quarter 2002.

Net income for the three months ended March 31, 2003 increased to $7.2 million or $0.06 per unit, more than four times net income reported in the fourth quarter of 2002.

Production of crude oil and natural gas liquids for the three months ended March 31, 2003 averaged 8,996 bbls/d compared to 7,742 bbls/d for the fourth quarter in 2002. Natural gas production increased 25 percent to 55.2 mmcf/d from 44.1 mmcf/d in the fourth quarter 2002. The increase in volumes is directly attributable to the acquisition of Elk Point effective January 28, 2003. The acquisition improved Acclaim's natural gas weighting to 53 percent.

During the first quarter of 2003, Acclaim was very active, recompleting 5 wells and participating in the drilling of 14 wells (9.3 net), resulting in 12 oil wells (9.0 net), 2 natural gas wells (0.3 net) and no dry holes. This program targeted oil primarily in west central and south east Saskatchewan and natural gas in west central and northern Alberta.

CASH DISTRIBUTIONS

Cash distributions to unitholders during the first three months of 2003 totaled $24.4 million or $0.195 per unit. Due primarily to strong commodity prices, distributions during the first quarter represented only 69 percent of cash flow from operations, with the $10.7 million excess being utilized to fund the Trusts' capital expenditure program and reduce bank debt. The approach maintains the strength of Acclaim's balance sheet and positions the Trust to take advantage of exploitation and acquisition opportunities as they arise. The cash on cash yield of distributing $0.065 per Trust unit, based on a market price of $4.13/unit, is 18.8 percent. Acclaim continues to forecast that 100 percent of its distributions in 2003 will be tax deferred. Acclaim's hedging program combined with current forward market prices are expected to allow the Trust to maintain distributions at the current level for the balance of the year.

PRICE RISK MANAGEMENT

Acclaim's hedging program is designed to reduce risk and provide long-term stable cash distribution to unitholders. For the balance of 2003, the existing positions will provide floors for approximately 50 percent of both natural gas and crude oil production at an average net price of Cdn. $5.08/mcf and U.S. WTI $23.90/bbl respectively. For 2004, Acclaim has recently obtained floors for 21,000 GJ/d of its natural gas production through April 2004, at an average net price of Cdn. $5.55/mcf through a series of collars. Downside protection for 2,500 bbls/d of its crude oil for 2004 has also been obtained through a series of collars which will provide an average floor price of U.S. WTI $24.37/bbl. Acclaim will continue to obtain price protection for both natural gas and crude oil for up to 50 to 75 percent of its production for 2003 and 2004, as market opportunities arise.

OUTLOOK

Acclaim will continue to pursue a consistent corporate strategy focused on stable and balanced growth through the exploitation of its asset base and the acquisition of long-life, quality assets. This strategy has improved Acclaim's market position significantly over the past six months through increased reserves, production and reserve life.

The west central Alberta property acquisition announced May 5, 2003 is scheduled to close in mid to late June and will be integrated immediately with the balance of our assets. This acquisition, in conjunction with the Elk Point transaction which closed at the end of January 2003, will result in an increase in production during the first six months of 2003 of more than 50 percent. In order to further enhance our strategy for growth and increase operating efficiencies, a component of asset rationalization is contemplated. To that end, we are currently reviewing our asset base with a view to preparing a package of non-core properties for potential disposition in the third quarter of 2003.

Commodity prices in the first quarter of 2003 were strong, which has provided even greater support for the transactions which Acclaim has completed. While prices may soften in the short term, Acclaim has positioned itself with a balanced portfolio of crude oil and natural gas and has provided downside price protection to reduce exposure to volatility in commodity prices. The objective is to maintain a financially strong Trust, which can grow and yet provide consistent distributions to unitholders which are expected to be 100 percent tax deferred into 2004.

With our balanced portfolio of natural gas and light oil production and out strong balance sheet, we believe we can continue to grow Acclaim for the benefit of unitholders and look forward to reporting our progress during the next quarter.

On behalf of the Board of Directors:

Robert G. Brawn	J. Paul Charron
Chairman	President and Chief Executive Officer
May 27, 2003	

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis ("MD&A") should be read in conjunction with the Interim Unaudited Financial Statements and notes thereto of Ketch Energy Ltd. ("Ketch Energy") for the three months ended March 31, 2002 and the Audited Consolidated Financial Statements of Acclaim Energy Trust and MD&A for the year ended December 31, 2002. The business combination of Acclaim and Ketch Energy Ltd. ("Ketch Energy"), which occurred on October 1, 2002 was accounted for as a reverse takeover of Acclaim by Ketch Energy. Accordingly, these consolidated financial statements include the results of operations and cash flows of the combined Trust for the three months ended March 31, 2003, but the comparative figures for the prior year are the results of operations and cash flows of Ketch Energy only. This discussion provides Management's analysis of Acclaim's historical financial and operating results and provides estimates of Acclaim's future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant. The reader must also be aware that historical results are not necessarily indicative of future performance.

ACQUISITION OF ELK POINT RESOURCES INC.

On January 28, 2003, pursuant to a plan of arrangement, Acclaim Energy Trust ("Acclaim" or the "Company") acquired all the issued and outstanding shares of Elk Point Resources Inc. ("Elk Point"). The transaction, including bank debt, was valued at approximately $174 million. To fund the transaction, Acclaim paid $10.9 million in cash and issued approximately 26.3 million trust units for all the issued and outstanding common shares of Elk Point.

CAPITAL EXPENDITURES

During the three months ended March 31, 2003, Acclaim participated in the drilling of 14 wells (9.3 net) with 100 percent success resulting in 12 oil wells (9.0 net) and 2 natural gas wells (0.3 net).

Capital Expenditures (thousands of dollars)	Three Months Ended March 31 2003	2002
Property acquisitions	$ **1,721**	$ -
Land	**-**	1,909
Geological and geophysical	**499**	2,694
Drilling	**6,429**	8,312
Production equipment and facilities	**1,878**	5,457
Capitalized G&A	**-**	470
Total Capital Expenditures	$ **10,527**	$ 18,842

REVENUE

Gross revenue totaled $69.7 million during the quarter as compared to $23.1 million for the same period in 2002 due to significant increases in both production and commodity prices. Included in petroleum and natural gas sales are $5.7 million of commodity hedging losses (2002 – gain $5.1 million).

Natural gas sales averaged 55.2 mmcf/d, 19 percent higher than the 46.2 mmcf/d reported for the first quarter 2002. Crude oil and liquids production increased 94 percent to 8,996 bbls/d from 4,644 bbls/d reported in the prior year. The increase is directly attributable to the combination of Acclaim and Ketch Energy on October 1, 2002 and the Elk Point acquisition which closed January 28, 2003.

Revenue Analysis (thousands of dollars)	Three Months Ended March 31 2003	2002
Crude oil and natural gas liquids	$ **33,296**	$ 10,800
Natural gas	**36,385**	12,295
Hedging gain (loss)	**(5,659)**	5,107
Petroleum and natural gas sales	**64,022**	28,202
Crown royalties	**(12,267)**	(2,802)
Other royalties	**(3,426)**	(2,919)
Alberta Royalty Tax Credit	**183**	500
	$ **48,512**	$ 22,981

Acclaim's natural gas price averaged $7.32/mcf for the three months ended March 31, 2003, an increase of 147 percent from $2.96/mcf reported for the equivalent period in 2002. Crude oil prices averaged $42.79/bbl as compared to $29.69/bbl a year earlier. Expectations are for commodity prices to remain strong throughout the remainder of the year.

Operating net backs per unit of production ($/boe)	Three Months Ended March 31 2003	2002
Sale price	$ **39.09**	$ 25.38
Less:		
Royalties	**9.47**	4.70
Operating costs	**5.50**	4.63
Operating netback	$ **24.12**	$ 16.05

ROYALTIES

Royalties for the three months ended March 31, 2003 averaged $9.47/boe or 24 percent of Acclaim's total petroleum and natural gas sales. This compares to $4.70/boe or 18.5 percent of total gross sales reported for the same period in 2002. Excluding hedging gains and losses, royalties, as a percentage of sales, approximate 22 percent in each of these periods.

OPERATING COSTS

For the three months ended March 31, 2003, operating costs totaled $9.0 million compared to $5.1 million during the same period a year earlier. On a unit of production basis, operating costs averaged $5.50/boe compared to $4.63/boe for the prior year. Operating costs associated with the original Acclaim properties and Elk Point assets are higher than those of the Ketch Energy properties, therefore resulting in an increase on a quarter over quarter basis. Acclaim continues to focus efforts or operational efficiencies which will optimize production and reduce operating costs in total and on a unit-of-production basis.

INTEREST EXPENSE

Interest expense increased to $1.9 million from $1.6 million a year earlier. Average debt levels increased quarter over quarter, reflecting the combination of Ketch Energy and Acclaim on October 1, 2002 and the acquisition of Elk Point.

Interest rates continue to favor producers, with average rates during the quarter of approximately 4.6 percent to Acclaim. These rates are not expected to increase substantially in the short term.

INCOME TAXES

Including the acquisition of Elk Point, Acclaim has accumulated tax pools of approximately $330 million. Acclaim estimates that all distributions in 2003, based on the current commodity price environment and estimated financial results for the year, will be tax deferred and treated as a return of capital.

CASH FLOW AND EARNINGS

Cash flow from operations totaled $35.2 million or $0.30 per unit, representing a 135 percent increase from the $15.0 million reported for the same period in 2002 reflecting the impact of both production and commodity price increases.

Net income for the three months ended March 31, 2003 totaled $7.2 million or $0.06 per unit, compared to $26,000 reported for the first quarter of 2002.

LIQUIDITY AND CAPITAL RESOURCES

Acclaim has an extendible revolving term credit facility with a syndicate of financial institutions in the amount of $195 million including a $180 million revolving facility and a $15 million operating facility. Available borrowings are limited by a borrowing base, most recently established with the $141 million acquisition of assets in central Alberta, based on the value of petroleum and natural gas assets as determined by the lenders. Upon closing of the transaction in mid to late June 2003, the facility will increase to $270 million, including a $255 million revolving facility and a $15 million operating facility. The loan is reviewed annually and may be extended at the option of the lender for an additional 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. The loan has therefore been classified as long-term on the balance sheet.

At March 31, 2003, $149.4 million was drawn under the facility. Working capital liquidity is maintained by drawing from and repaying the unutilized credit facilities as needed. At March 31, 2003, Acclaim had a working capital deficiency of $14.9 million.

As at March 31, 2003 Acclaim had issued capital of 125.7 million units. Approximately 26.3 million units were issued during the first quarter on the acquisition of Elk Point.

Consolidated Balance Sheets

(thousands of dollars)	March 31, 2003 (unaudited)	December 31, 2002
ASSETS		
Current Assets		
Accounts receivable	$ 56,685	$ 36,701
Prepaid expenses	8,508	7,598
	65,193	44,299
Deferred charge	268	386
Property, plant and equipment	868,865	688,338
Accumulated depletion and depreciation	(146,326)	(125,790)
	722,539	562,548
Goodwill	70,539	51,178
	$ 858,539	$ 658,411
LIABILITIES AND UNITHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 68,067	$ 45,926
Distributions payable	8,173	6,376
Debenture payable	2,401	3,225
Current portion of obligation under capital lease	1,492	1,275
Bank debt (Note 7)	-	73,355
	80,133	130,157
Bank debt (Note 7)	149,447	-
Hedging and capital lease obligations	3,558	3,806
Deferred revenue	563	612
Future income taxes	158,369	143,339
Future site restoration and abandonment	15,008	8,738
	407,078	286,652
Unitholders' Equity		
Capital (Note 3)	418,675	317,734
Convertible preferred shares (Note 3)	8,566	8,566
Convertible debentures (Note 3)	39,538	42,363
Accumulated earnings	29,498	22,309
Accumulated distributions (Note 4)	(44,816)	(19,213)
	451,461	371,759
	$ 858,539	$ 658,411

Subsequent Event – Note 7

See accompanying notes to consolidated financial statements

Consolidated Statements of Earnings and Accumulated Earnings (Note 1)

(thousands of dollars except per unit amounts) (unaudited)	Three months ended March 31 2003	2002
Revenue		
Petroleum and natural gas sales	$ **64,022**	$ 28,202
Royalties (net of ARTC)	**(15,510)**	(5,221)
	48,512	22,981
Expenses		
Operating	**9,006**	5,142
General and administrative	**1,880**	815
Interest	**1,920**	1,646
Depletion, depreciation and amortization	**20,653**	14,696
Provision for site restoration	**1,425**	500
	34,884	22,799
Earnings before taxes	**13,628**	182
Provision for capital taxes	**529**	355
Provision for (recovery of) future income taxes	**5,910**	(199)
Net earnings	**7,189**	26
Accumulated earnings, beginning of period	**22,309**	25,447
Accumulated earnings, end of period	$ **29,498**	$ 25,473
Net earnings per unit		
Basic	$ **0.06**	$ -
Diluted	$ **0.06**	$ -
Weighted average units outstanding		
Basic	**116,696**	48,093
Diluted	**116,965**	48,578

See accompanying notes to consolidated financial statements

Consolidated Statement of Cash Flows (Note 1)

(thousands of dollars except per unit amounts) (unaudited)		Three months ended March 31 **2003**		2002
Cash flows related to the following activities				
Operating Activities				
Net earnings	$	**7,189**	$	26
Adjustments for:				
Depletion, depletion and amortization		**20,653**		14,696
Provision for site restoration		**1,425**		500
Provision for (recovery of) future income taxes		**5,910**		(199)
Cash flows from operations		**35,177**		15,023
Changes in non-cash operating working capital		**(376)**		3,495
Cash flows provided by operating activities		**34,801**		18,518
Financing Activities				
Proceeds from bank debt		**17,635**		3,296
Repayment of debentures		**(824)**		-
Proceeds from issuance of units and shares, net of issue costs		**2,254**		(6)
Reduction of hedging, capital lease obligations and deferred revenue		**(1,301)**		(288)
Distribution to unitholders		**(23,806)**		-
Other		**(110)**		-
Cash flows provided by (used in) financing activities		**(6,152)**		3,002
Investing Activities				
Petroleum and natural gas property expenditures		**(10,527)**		(18,842)
Acquisition of subsidiary (Note 2)		**(20,444)**		-
Changes in non-cash investing working capital		**2,322**		(2,678)
Cash used in investing activities		**(28,649)**		(21,520)
Cash, beginning and end of period	$	**-**	$	-
The Trust paid the following cash amounts:				
Interest	$	**395**	$	1,646
Capital taxes	$	**259**	$	355

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(all tabular amounts expressed in thousands of dollars except per unit amounts)

1. Significant Accounting Policies

The interim consolidated financial statements of Acclaim Energy Trust ("Acclaim") have been prepared by management following the same accounting policies and methods that were used in and disclosed in the audited annual consolidated financial statements for the year ended December 31, 2002. Certain information and footnote disclosure normally included in the audited annual consolidated financial statements has been condensed or omitted. These interim financial statements should be read in conjunction with the most recent audited annual consolidated financial statements.

The business combination of Acclaim and Ketch Energy Ltd. ("Ketch Energy") which occurred on October 1, 2002 was accounted for as a reverse takeover of Acclaim by Ketch Energy. Accordingly, these consolidated financial statements include the results of operations and cash flows of the combined Trust for the three months ended March 31, 2003, but the comparative figures for the prior year are the results of operations and cash flows of Ketch Energy only.

All numbers of shares of Ketch Energy up to the business combination on October 1, 2002 have been restated using the exchange ratio of 1.15 Ketch Energy shares for each Acclaim unit.

2. Acquisition of Elk Point Resources Inc.

On January 28, 2003 the Trust completed the acquisition of Elk Point Resources Inc. ("Elk Point"). The acquisition was accounted for by the purchase method of accounting. An estimate of the allocation to the fair value of the assets is as follows:

Allocation of purchase price:		
Net working capital	$	853
Petroleum and natural gas properties		170,000
Goodwill		19,361
Future income taxes		(9,119)
Bank debt		(58,457)
Hedging and lease obligation		(1,378)
Provision for future site restoration		(4,846)
	$	116,414
Consideration was comprised of:		
Issuance of 26,293 units (Note 3)	$	95,970
Cash		10,890
Transaction costs		9,554
	$	116,414

Concurrent with the acquisition of Elk Point, the credit facility with the syndicate of banks was increased to an aggregate of $195 million from an aggregate of $150 million. As stated in Note 7 the credit facility will be further increased to $270 million in conjunction with the west central Alberta property acquisition.

3. Capital

a) Trust Units	Number of Units (000's)		Amount
Balance, December 31, 2002	98,099	$	317,734
Units issued pursuant to acquisition – Elk Point	26,293		95,970
Units issued pursuant to private placement, net of costs	548		1,941
Units issued on conversion of debentures	697		2,717
Exercise of unit options	16		50
Issued for employee savings plan	82		263
Balance, March 31, 2003	125,735	$	418,675

b) Convertible Preferred Shares	Number of Shares (000's)		Amount
Balance, March 31, 2003	1,763	$	8,566

c) Convertible Debentures	Number of Units Available on Conversion (000's)		Amount
Balance, December 31, 2002	11,324	$	42,363
Issue costs	-		(108)
Converted to units during the period	(697)		(2,717)
Balance, March 31, 2003	10,627	$	39,538

d) Unit Based Compensation Plan	Number of Options (000's)		Weighted Average Exercise Price
Balance, December 31, 2002	5,146	$	3.94
Granted	1,157		4.05
Exercised	(16)		3.11
Balance, March 31, 2003	6,287	$	3.96

Had the fair value method been used to account for its unit based compensation plan, the impact of options granted on the Trust's proforma net earnings would have been negligible.

4. Distributions to Unitholders

The following distributions have been made to unitholders:

Record Date	Payment Date	$/Unit		Distribution
Distributions on issued units				
October 31, 2002	November 20, 2002	0.065	$	6,324
November 30, 2002	December 20, 2002	0.065		6,325
December 31, 2002	January 20, 2003	0.065		6,376
		0.195		19,025
January 31, 2003	February 20, 2003	0.065		8,109
February 28, 2003	March 20, 2003	0.065		8,149
March 31, 2003	April 20, 2003	0.065		8,173
		0.195		24,431
Accumulated distributions on units				43,456
Distributions (interest) on convertible debentures				
December 31, 2002	June 30, 2003	-		188
March 31, 2003	June 30, 2003	-		1,172
Accumulated distributions (interest) on convertible debentures				1,360
Accumulated distributions			$	44,816

5. Hedging

The following hedge commitments have been put in place as noted below:

2003 Commodity Contracts	Q2	Q3	Q4
Natural Gas			
Fixed price (GJ/d)	8,000	8,000	2,667
Average price	$5.06	$5.06	$5.06
Collars (GJ/d)	22,000	22,000	17,333
Average floor price	$4.50	$4.50	$4.97
Average ceiling price	$6.28	$6.28	$8.98
Call options	8,000	8,000	4,667
Average call option price	$4.69	$4.69	$4.69
Crude Oil			
Fixed price (bbls/d)	433	500	500
Average price (US$)	$28.79	$28.25	$28.08
Collars (bbls/d)	4,000	4,000	4,000
Average floor price	$23.75	$24.00	$24.00
Average ceiling price	$28.98	$29.73	$29.73

2004 Commodity Contracts

Daily Quantity	Contract Price	Index	Term
Natural Gas – Collars			
5,000 GJ	CDN$5.00 - 10.00	AECO	November 2002-April 2004
5,000 GJ	CDN$5.00 - 11.00	AECO	November 2002-April 2004
5,000 GJ	CDN$5.60 - 10.00	AECO	November 2003-April 2004
5,000 GJ	CDN$6.00 - 12.00	AECO	November 2003-April 2004
Crude Oil – Collars			
500 bbls	US$22.00 - 28.20	WTI	January 2004-June 2004
Crude Oil – Three Way Contracts			
1,000 bbls	US$20.00 - 24.00 - 30.20	WTI	January 2004-July 2004
500 bbls	US$21.00 - 24.50 - 30.15	WTI	January 2004-July 2004
1,000 bbls	US$21.00 - 25.00 - 29.45	WTI	January 2004-December 2004
1,000 bbls	US$21.25 - 24.50 - 29.95	WTI	July 2004-December 2004

6. Commitments and Guarantees

In addition to hedging commitments, the Trust has various commitments and guarantees in the normal course of business, none of which, in management's view, are significant.

7. Subsequent Events

On May 5, 2003 Acclaim announced that it had entered into an agreement to purchase certain oil and gas assets in west central Alberta for approximately $141 million. The acquisition is expected to close mid to late June with an effective date of April 1, 2003. Completion of the transaction is subject to customary regulatory and other conditions, including rights of first refusal on less that 10 percent of the lands.

In conjunction with the transaction, Acclaim entered into a bought deal financing to sell 24.3 million Trust Units at $3.90 each to raise net proceeds of $90.2 million. In addition, Acclaim's existing credit facility will be amended and increased to $270 million, including a $255 million revolving facility and a $15 million operating facility. Pursuant to the terms of the facility, Acclaim may extend the revolving period for a further 364 day period. If not extended, the revolving facility will automatically convert to a two year and one day non-revolving term loan with the first payment due on the 366th day after the commencement of the term period. Therefore, the credit facility has been classified as long-term on the balance sheet.

For further information contact:

Kerklan (Kerk) T. Hilton
Manager, Investor Relations
Telephone: (403) 539-6343
Investor toll free: 1-877-539-6300
Email: info@acclaimtrust.com

ADVISORY: The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. Certain information regarding Acclaim Energy Trust and Acclaim Energy Inc., including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital funds from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.


ACCLAIM
Energy Trust

FOR IMMEDIATE RELEASE

ACCLAIM ENERGY TRUST ANNOUNCES CLOSING OF $94.97 MILLION BOUGHT DEAL FINANCING

Calgary, Alberta, May 23, 2003 – Acclaim Energy Trust (TSX: AE.UN) announced today the closing of its previously announced bought-deal equity financing. At closing, a total of 24,351,250 trust units were issued at a price of C$3.90 per trust unit for gross proceeds of C$94.97 million, which includes the full exercise by the underwriters of their option to purchase an additional 1,925,000 trust units and their over-allotment option to purchase an additional 3,176,250 trust units.

The offering was underwritten by a syndicate led by CIBC World Markets Inc. and including BMO Nesbitt Burns Inc., Scotia Capital Inc., TD Securities Inc., National Bank Financial Inc. and FirstEnergy Capital Corp.

The net proceeds will be used to temporarily reduce bank indebtedness and ultimately applied to the previously announced C$141 million acquisition of properties in west central Alberta, scheduled to close in mid to late June with an anticipated effective date of April 1, 2003.

After giving affect to this financing, Acclaim's total number of units outstanding is approximately 150.4 million. If Acclaim's unit holders approve the consolidation of the trust units on a 1 for 2.5 basis at Acclaim's Annual and Special Meeting on Thursday, May 29, the total number of outstanding units would adjust to approximately 60.2 million.

"We are delighted with the market's support of Acclaim's growth-oriented business strategy, as evidenced by the success of this financing. We look forward to applying these proceeds towards the acquisition of the Willesden Green/Gilby properties in west central Alberta. These oil and gas reserves are extremely high quality and will benefit unit holders through stable, long-term production," said J. Paul Charron, President and CEO.

Relevant to Acclaim's total number of outstanding units, the Board of Directors has recommended consolidation of the units at the upcoming annual meeting. We believe this will improve the investor's ability, on a per unit basis, to evaluate Acclaim within our oil and gas trust peer group and we expect that this consolidation will allow greater consideration from potential US and Canadian institutional investors," said Charron.

Unit holders are reminded that in order to be voted at the upcoming meeting, completed proxies for registered unit holders are due to Computershare by May 28, 2003. Beneficial unit holders may have an earlier submission date and should check with their financial advisors.

Acclaim Energy Trust is an open-end, actively managed Canadian income trust, engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Upon completion of the aforementioned property acquisition, originally announced May 5, Acclaim will produce approximately 23,000 barrels of oil equivalent per day (boe/d), 52 per cent weighted to natural gas, and 48 per cent to oil and natural gas liquids. The Trust's monthly distributions are 100 per cent tax deferred through 2003 for both Canadian and US investors. Since October 2002, Acclaim's production has increased 53 per cent, while total reserves of 83 million boe have increased more than 67 per cent. For more information, visit www.acclaimtrust.com.


ACCLAIM
Energy Trust

ADVISORY: Information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

\- 30 -

For further information, please contact:

Kerklan (Kerk) T. Hilton
Manager, Investor Relations
Acclaim Energy Inc.
Tel: (403) 539-6343
E-mail: info@AcclaimTrust.com



MAY 20, 2003 **FOR IMMEDIATE RELEASE**

Acclaim Energy Trust Announces Monthly Distribution, Q1 Release Date and Webcast Presentation

CALGARY, ALBERTA - Acclaim Energy Trust (TSX:AE.UN) announces that a cash distribution of $0.065 per trust unit will be paid on June 20, 2003 to unitholders of record on May 31, 2003. The trust units of Acclaim will commence trading on an ex-dividend basis on May 28, 2003.

As at May 20, 2003, the trust's trailing twelve-month cash distributions total C$0.755 per trust unit, providing a trailing twelve-month cash on cash yield of 18.6 percent. Acclaim's distributions are unique among conventional oil and gas trusts as they are 100 per cent tax deferred and are treated as a return of capital. Acclaim estimates that its distributions will remain tax deferred into 2004.

Acclaim intends on releasing its first quarter 2003 report after market close on Tuesday, May 27, 2003, which will be issued through Canada Newswire and available simultaneously on Acclaim's website.

The Annual and Special Meeting of Unitholders will take place at 3 p.m. on Thursday, May 29 at Calgary's Metropolitan Centre. Following the business of the annual meeting, at approximately 3:20 p.m. MST, Paul Charron, President and CEO, will make a presentation, reviewing the achievements, strategy and outlook for Acclaim Energy Trust. This presentation will be live webcast at www.acclaimtrust.com under the Investor Relations tab or at www.newswire.ca/webcast/viewEventCNW.html?eventID=564960 and will be available on archive for a 90 day period.

Acclaim Energy Trust is a Calgary-based, open-end income trust engaged in the development and acquisition of oil and natural gas reserves in Western Canada. Created in April 2001, Acclaim features an internalized management structure and currently distributes its cash flow to unitholders on a 100 percent tax-deferred basis. Acclaim's trust units and 11 percent debentures trade on the Toronto Stock Exchange under the symbols AE.UN and AE.DB, respectively. Acclaim has a well-established record of consistent production and cash flow growth.

For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com.

- 30 -

For further information contact:

Kerklan (Kerk) T. Hilton
Manager, Investor Relations
(403) 539-6343
Email: info@acclaimtrust.com

ADVISORY: The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. Certain information regarding Acclaim Energy Trust and Acclaim Energy Inc. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.



04 APR -7 AM 7:21

NEWS RELEASE May 5, 2003

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISTRIBUTION IN THE UNITED STATES

ACCLAIM ENERGY TRUST ANNOUNCES $141 MILLION PROPERTY ACQUISITION AND $75 MILLION BOUGHT DEAL EQUITY FINANCING

CALGARY, ALBERTA (AE.UN – TSX)– Acclaim Energy Trust ("Acclaim" or the "Trust") is pleased to announce it has entered into an agreement to acquire a package of long-life, high quality light oil and natural gas producing properties in west central Alberta for approximately $141 million. The acquisition is expected to close mid to late June, with an effective date of April 1, 2003. Completion of the transaction is subject to customary regulatory and other conditions, including rights of first refusal on less than 10 percent of the lands.

The assets include unit and non-unit interests in the Willesden Green, Gilby West and Gilby East areas of west central Alberta. These properties are highly concentrated, 90 percent operated and adjacent to Acclaim's existing properties in its Western region. The acquisition also includes working interests in the Willesden Green and Gilby West gas plants and 100 percent ownership and operatorship of several oil batteries in the area. Current production from the assets is approximately 3,550 barrels of oil equivalent per day (boe/d), including 9.9 million cubic feet (mmcf) per day of natural gas and 1,900 barrels per day (bbls/d) of light oil and natural gas liquids (NGLs). This will increase Acclaim's overall current production to more than 23,000 boe/d.

Acclaim is also pleased to announce it has entered into a bought deal financing with a syndicate of underwriters led by CIBC World Markets Inc. to sell 19.25 million Trust Units at $3.90 each to raise gross proceeds of $75.075 million. In addition, TD Securities Inc. has provided an underwritten credit facility in the amount of $270 million that will replace Acclaim's existing facilities, initially fund the acquisition and provide for future capital requirements.

Acquisition Strategy

Acclaim's acquisition strategy is focused on acquiring high quality, long-life assets with significant development potential. The acquired assets are characterized by high netbacks due to premium revenue streams relating to high heat content natural gas and light crude oil. The properties include an exceptionally long reserve life of 10.1 years on a proven basis and 11.3 years on an established basis. There are also significant development opportunities with extensive 2D and 3D seismic coverage.

With this acquisition, Acclaim continues to improve the quality of its production. Including the acquired properties, natural gas and light oil will total 52 percent and 40 percent of total production, respectively, with the balance comprised of stable heavy oil production.

"This acquisition is highly beneficial to our unitholders," said Acclaim President and CEO Paul Charron. "We are acquiring high quality assets with an exceptionally long reserve life and significant development opportunities. The acquisition will contribute to Acclaim's long-term stability and provide unitholders with additional upside."

Reserves and Production

The following table outlines Acclaim's assessment of the reserves acquired and the corresponding reserve life index.

	Natural Gas (bcf)	NGLs (mbbls)	Crude Oil (mbbls)	Oil Equivalent (mboe)
Proved	27.7	770	7,700	13,100
Proved plus probable	32.6	930	9,700	16,100
Established	30.2	850	8,700	14,600

	Natural Gas (mmcf)	NGLs (bbls)	Crude Oil (bbls)	Oil Equivalent (mboe)
Current production	9.9	300	1,600	3,550
Reserve life index				
Proved Producing	7.3	6.6	10.5	8.7
Total Proved	7.7	7.0	13.2	10.1
Established	8.4	7.8	14.9	11.3

The major producing properties were audited by Acclaim's independent engineering firm Gilbert Laustsen Jung Associates Ltd. ("GLJ").

Transaction Highlights

The acquisition provides the following financial and operational benefits to unitholders.

- Accretive to Acclaim's cash flow, reserves, production, and net asset value per unit and to its reserve life index.
- Attractive reserve and production acquisition costs, net of land and seismic values, of $10.32 per boe proved, $9.24 per boe established and $37,950 per flowing barrel of oil equivalent.
- Exceptional ratio of proved producing to total proved reserves of 86 percent while proven reserves are 81 percent of total reserves.
- Long life reserves with an established reserve life index of 11.3 years.
- High working interest properties, Acclaim will operate 90 percent of the production acquired.
- Significant development opportunities on key properties, providing Acclaim with the ability to increase production and reserves from these properties over the next few years.
- Additional critical mass providing for increased stability over the long term, additional efficiencies in Acclaim's operations and greater access to capital markets.
- The ability to maintain distributions at or above current levels for an extended period of time.
- Maintains the tax deferred status of Acclaim's distributions beyond 2003.

Bought Deal Financing

In connection with this transaction, Acclaim has entered into an agreement to sell 19.25 million Trust Units at $3.90 each to raise gross proceeds of $75.075 million on a bought deal basis. The underwriting syndicate, led by CIBC World Markets Inc., includes BMO Nesbitt Burns Inc., Scotia Capital Inc., TD

Securities Inc., National Bank Financial Inc. and FirstEnergy Capital Corp. Acclaim has granted the underwriters an Underwriters' Option, exercisable in whole or in part up to 48 hours prior to closing, to purchase up to an additional 1.925 million Trust Units at the same offering price, and a further Over-allotment Option, exercisable in whole or in part prior to 30 days after closing, to purchase up to an additional 15 percent of the base amount of the offering (plus any amount exercised under the Underwriters' Option (up to 3.176 million Trust Units)) at the same offering price. Should the Underwriters' Option and the Over-allotment Option both be fully exercised, the total gross proceeds of the issue would be $94.970 million. The issue will be offered in all provinces of Canada through a short form prospectus. Closing of the offering is expected to occur on or about May 23, 2003 and is subject to customary regulatory approvals.

Net proceeds of the financing will be used temporarily to reduce indebtedness and ultimately to pay a portion of the purchase price of the Gilby/Willesden Green acquisition and to continue with Acclaim's business strategy of acquiring long-life reserves and exploiting business opportunities.

TD Securities Inc. acted as financial advisor to Acclaim in connection with this transaction.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

Acclaim Energy Trust is a Calgary-based open-ended energy trust engaged in the development and acquisition of oil and natural gas reserves in Western Canada. Created in April 2001, Acclaim features an internalized management structure and currently distributes its cash flow to unitholders on a 100 percent tax-deferred basis. Acclaim's trust units and 11% debentures trade on the Toronto Stock Exchange under the symbols AE.UN and AE.DB, respectively. Acclaim has a well-established record of consistent production and cash flow growth.

FOR FURTHER INFORMATION PLEASE CONTACT:
Acclaim Energy Trust
J. Paul Charron
President & Chief Executive Officer
(403) 261-9010
acclaim@acclaimtrust.com
www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

APRIL 21, 2003 **FOR IMMEDIATE RELEASE**

Acclaim Announces Monthly Distribution, Appoints CFO

CALGARY, ALBERTA - Acclaim Energy Trust (TSX:AE.UN) is pleased to announce the appointment of David J. Broshko to the new position of Vice President Finance and Chief Financial Officer. Mr. Broshko is a chartered accountant with 20 years of industry experience. For the past five years, Mr. Broshko has been Chief Financial Officer of a Canadian intermediate oil and gas producer.

A cash distribution of $0.065 per Acclaim unit will be paid on May 20, 2003 to unitholders of record on April 30, 2003. The trust units of Acclaim will commence trading on an ex-dividend basis on April 28, 2003.

As at April 21, 2003, the trust's trailing 12-month cash distributions total $0.74 per trust unit, providing a trailing 12-month cash on cash yield of 18.3 percent. Acclaim's distributions are unique among conventional oil and gas trusts as they are 100 percent tax deferred and are treated as a return of capital. Acclaim estimates that its distributions will remain tax deferred into 2004.

Acclaim Energy Trust is a Calgary-based open-ended energy trust engaged in the development and acquisition of oil and natural gas reserves in Western Canada. Created in April 2001, Acclaim features an internalized management structure and currently distributes its cash flow to unitholders on a 100 percent tax-deferred basis. Acclaim's trust units and 11 percent debentures trade on the Toronto Stock Exchange under the symbols AE.UN and AE.DB, respectively. Acclaim has a well-established record of consistent production and cash flow growth.

For further information contact:

J. Paul Charron
President and CEO
Acclaim Energy Inc.
Tel: (403) 261-9010
Email: acclaim@acclaimtrust.com
Website: www.acclaimtrust.com

ADVISORY: The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. Certain information regarding Acclaim Energy Trust and Acclaim Energy Inc. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

ACCLAIM ENERGY TRUST

MARCH 20, 2003 **FOR IMMEDIATE RELEASE**

Acclaim Energy Trust Announces Monthly Distribution

CALGARY, ALBERTA - Acclaim Energy Trust (TSX:AE.UN) announces that a cash distribution of $0.065 per trust unit will be paid on April 21, 2003 to unitholders of record on March 31, 2003. The trust units of Acclaim will commence trading on an ex-dividend basis on March 27, 2003.

As at March 20, 2003, the trust's trailing 12-month cash distributions total CAD $0.725 per trust unit, providing a trailing 12-month cash on cash yield of 17.6 percent. Acclaim's distributions are distinctive among conventional oil and gas trusts because they are 100 percent tax deferred as a return of capital. Acclaim estimates that its distributions will remain tax deferred into 2004.

Acclaim Energy Trust is a Calgary-based open-end income trust engaged in the development and acquisition of oil and natural gas reserves in Western Canada. Created in April 2001, Acclaim features an internalized management structure and currently distributes its cash flow to unitholders on a 100 percent tax-deferred basis. Acclaim's trust units and 11 percent debentures trade on the Toronto Stock Exchange under the symbols AE.UN and AE.DB, respectively. Acclaim has a well-established record of consistent production and cash flow growth.

For further information contact:

J. Paul Charron
President and CEO
Acclaim Energy Inc.
Tel: (403) 261-9010
Email: acclaim@acclaimtrust.com
Website: www.acclaimtrust.com

ACCLAIM ENERGY TRUST

MARCH 19, 2003 **FOR IMMEDIATE RELEASE**

Acclaim Grows Production, Reserves and Market Cap in 2002

CALGARY, ALBERTA - Acclaim Energy Trust ("Acclaim" or "the Trust")(AE.UN - TSX) today announced its financial and operating results for the fourth quarter and full year of 2002. Two corporate acquisitions and a near fourfold increase in market capitalization, production, reserves and undeveloped land dramatically transformed and repositioned Acclaim Energy Trust in 2002.

HIGHLIGHTS

Acclaim's year featured numerous highlights:

- Merged with Ketch Energy Ltd ("Ketch Energy") in a deal valued at $390 million.
- Announced the $174 million acquisition of Elk Point Resources Inc ("Elk Point"), which closed at the end of January 2003.
- Increased market capitalization from less than $150 million at the beginning of 2002 to more than $500 million upon closing of the Elk Point acquisition.
- Altered the production mix to create a trust weighted towards high netback natural gas and light oil.
- Increased production from approximately 6,000 barrels of oil equivalent ("boe") per day at the beginning of 2002, consisting of 35 percent natural gas, 35 percent heavy oil and 30 percent light oil and NGLs to approximately 20,000 boe/d at the end of January 2003, consisting of 53 percent natural gas, 39 percent light oil and NGLs and only 8 percent heavy oil.
- Increased established reserves almost four times from 18.5 mmboe to 68 mmboe in January 2003 with a commodity mix consistent with Acclaim's current production.
- Increased monthly distributions from $0.05 per unit at the beginning of the year to $0.065 per unit by the end of the year for a total return including capital appreciation of 48.9 percent.

The fourth quarter marks the first three months of operations since the combination with Ketch Energy on October 1, 2002.

The business combination of Acclaim and Ketch Energy occurred October 1, 2002 and was pursuant to a Plan of Arrangement dated August 21, 2002. It has been accounted for as a reverse takeover of Acclaim by Ketch Energy as the shareholders of Ketch Energy became the controlling unitholders of Acclaim after the business combination. Under the reverse takeover form of accounting, Ketch Energy is deemed to have acquired Acclaim. The consolidated financial statements of the Trust for the year ended December 31, 2002 include the results of Ketch Energy for the full year 2002 and those of Acclaim from the date of deemed acquisition on October 1, 2002. All comparative figures and references to prior years in the following discussion are those of Ketch Energy.

Except where noted, financial and operating results in this release do not reflect Acclaim's acquisition of Elk Point.

FINANCIAL AND OPERATING HIGHLIGHTS

($000s, except where indicated)	Three Months Ended December 31 2002	Year Ended December 31 2002	Year Ended December 31 2001
FINANCIAL			
Oil and gas revenue, before royalties	44,791	118,909	112,880
Hedging gains (losses)	(3,215)	546	5,529
Cash flow from operations	21,174	59,259	65,051
Per unit - basic	$0.22	$0.94	$1.71
Per unit - diluted	$0.21	$0.92	$1.67
Net income (loss)	1,711	(1,544)	13,783
Per unit - basic	$0.02	$(0.02)	$0.36
Per unit - diluted	$0.02	$(0.02)	$0.35
Capital expenditures	4,870	59,331	72,254
Bank debt	73,355	73,355	128,074
Working capital deficiency	12,503	12,503	6,551
Trust units outstanding			
Basic (1)	98,102	98,102	48,090
Assuming full dilution (2)	116,335	116,335	52,828

(1) Basic units outstanding for December 31, 2001 are based on the conversion ratio of 1.15 units for each Ketch Energy share.
(2) Diluted units assumes conversion of convertible debentures at $3.90 per Acclaim unit, the exchange of the preferred shares and the exercise of all outstanding options.

	Three Months Ended December 31 2002	Year Ended December 31 2002	Year Ended December 31 2001
OPERATIONS			
Average daily production			
Natural gas (mcf/d)	44,079	43,441	40,674
Crude oil (bbls/d)	6,325	3,971	2,669
NGLs (bbls/d)	1,417	1,331	973
Barrels of oil equivalent (boe/d)	15,089	12,542	10,421
Average selling price			
Natural gas ($/mcf)	5.36	3.71	4.91
Natural gas - net of hedging ($/mcf)	4.98	4.03	5.28
Crude oil ($/bbl)	35.03	35.28	33.73
Crude oil - net of hedging ($/bbl)	32.11	32.14	33.69
NGLs (CDN$/bbl)	20.58	18.48	20.26
Combined - before hedging (CDN$/boe)	32.27	25.97	29.68
Combined - net of hedging (CDN$/boe)	29.95	26.09	31.13
WELLS DRILLED			
Gross	10	42	56
Net	5.5	32.1	36.7
Success rate	91%	83%	85%

MESSAGE TO UNITHOLDERS

Combination of Acclaim and Ketch Energy

On July 18, 2002, Acclaim and Ketch Energy jointly announced an agreement to combine the mature assets of Ketch Energy with Acclaim and transfer certain of Ketch's growth assets to Ketch Resources Ltd. The combination was successfully completed on October 1, 2002 with resounding shareholder support.

As a condition precedent to the Ketch Energy arrangement, a subsidiary of Acclaim issued 1,762,594 preferred shares to acquire all of the common shares of Acclaim Energy Management Inc, an unrelated company previously contracted to perform management and advisory services. Accordingly, Acclaim has terminated the management contract and internalized management, thereby eliminating future cash payments for management and related fees.

Acquisition of Elk Point Resources Inc.

On November 27, 2002, Acclaim and Elk Point jointly announced a business combination pursuant to a plan of arrangement whereby Acclaim would acquire all of the issued and outstanding shares of Elk Point. Under the plan, all of Elk Point's U.S. and certain minor Canadian properties were transferred to a new company called Burmis Energy Inc, the shares of which were distributed to Elk Point's shareholders.

The arrangement was overwhelmingly approved by Elk Point securityholders at a special meeting on January 28, 2003. Pursuant to the arrangement, Acclaim issued approximately 26.3 million trust units and $10.9 million in cash in exchange for all of the Elk Point common shares. The transaction was valued at approximately $174 million taking into account Elk Point's debt. With the completion of the acquisition, Acclaim became the eighth largest conventional oil and gas trust in Canada on the basis of market capitalization.

The production and reserve acquisition costs for light oil and natural gas were very attractive at $25,900 per boe/d, $8.75 per boe for established reserves and $10.00 per boe for proven reserves. The acquisition was accretive on a per unit basis to cash flow, reserves, production, and net asset value and was an exceptional property fit in central and northern Alberta.

In conjunction with the Elk Point acquisition, Acclaim entered into a bought-deal financing arrangement for an offering of $45 million aggregate principal amount of convertible, unsecured subordinated debentures (the "Debentures"). The Debentures, with face value of $1,000 each, have a coupon of 11.0 percent, a final maturity date of December 31, 2007 and are convertible into trust units of Acclaim at a price of $3.90 per trust unit. The net proceeds of the offering were used to fund the acquisition of Elk Point, to reduce bank indebtedness and for general corporate purposes.

FOURTH QUARTER OPERATING AND FINANCIAL RESULTS

For the three months ended December 31, 2002, Acclaim reported cash flow from operations of $21.2 million or $0.22 per unit. Net income for this period was $1.7 million or $0.02 per unit.

Average production volumes for the period were 15,089 boe per day consisting of 7,742 bbls per day of oil and NGLs and 44.1 mmcf per day of natural gas production, resulting in a weighting of 50 percent natural gas.

Average product prices were $35.03 per barrel for crude oil and $5.36 per mcf for natural gas. Production revenue of $41.6 million includes a net loss of $3.2 million relating to financial instruments associated with commodity contracts. The loss was $1.7 million and $1.5 million for crude oil and natural gas contracts respectively. Royalties, net of the Alberta Royalty Tax Credit (ARTC), were 22 percent of production revenue (before hedging) for the period. Production expenses were $5.42 per boe. General and administrative expenses were $1.1 million or $0.80 per boe.

Interest and financing expenses were $1.5 million for the period. At December 31, 2002, Acclaim had bank debt of $73.4 million and a working capital deficiency of $12.5 million, which included distributions payable of $6.4 million and the full amount of the 6 percent Debenture due by December 31, 2003 of $3.2 million.

Acclaim has a credit facility with a syndicate of banks that includes a $120 million revolving production loan, a $15 million revolving operating loan and a $15 million acquisition facility. Acclaim's debt facility bears interest at the lenders' prime rate or Bankers' Acceptances plus an applicable margin based on the Trust's debt to cash flow ratio. Concurrent with the Elk Point acquisition, Acclaim's credit facility was increased to a $180 million revolving production loan and a $15 million revolving operating loan. In accordance with Canadian accounting standards, Acclaim has included the drawn amount of the facility of $73.4 million in current liabilities.

The provision for depletion, depreciation and site restoration recorded for the fourth quarter was $19.4 million. This translates to $13.99 per boe which includes site restoration of $0.91 per boe, amortization of $0.08 per boe and $1.45 per boe of future income tax liabilities associated with the previous acquisitions of Ketch Energy.

Capital expenditures of $4.9 million reported for the quarter were used to drill 10 wells (5.5 net). This drilling consisted of 1 gas well (1.0 net), 8 oil wells (4.0 net) and 1 dry hole (0.5 net) and targeted natural gas in the Golden Spike area of central Alberta, crude oil at Manyberries in southern Alberta and Ogston in northern Alberta. Production was added during the quarter at less than $10,000 per boe/d.

DISTRIBUTIONS

Acclaim raised its monthly distribution twice during 2002. The distribution increased from $0.05 per unit to $0.06 per unit in May and from $0.06 per unit to $0.065 per unit in October. Distributions have remained stable since that time at $0.065 per unit.

Acclaim's distributions are considered a return of capital and are tax deferred. The Trust forecasts that distributions will remain as a 100 percent return of capital into 2004.

The following table shows Acclaim's cash flow and distributions for the nine months prior to the reverse takeover by Ketch Energy and the three months of Acclaim and Ketch Energy combined.

($000, except where indicated)	Three Months Ended Dec. 31 2002	Nine Months Ended Sept. 30 2002
Cash flow from operations	21,173	19,909
Distributions	19,025	15,267
Distributions per unit	0.19	0.49
Payout Ratio	90%	77%

HEDGING

Acclaim manages risk with an active hedging program designed to ensure long-term stable cash distributions for unitholders.

Acclaim has downside protection in place on 51 percent of its estimated natural gas volumes and 50 percent of its crude oil and NGLs volumes for 2003. Acclaim has numerous hedging contracts in place originating from Acclaim, Ketch Energy and Elk Point. The following tables summarize these contracts for 2003 and details the commodity contracts for 2004:

2003 Commodity Contracts

	Q1	Q2	Q3	Q4
Natural Gas				
Fixed price (GJ/d)	13,667	8,000	8,000	2,667
Average price	$5.52	$5.06	$5.06	$5.06
Collars (GJ/d)	17,000	22,000	22,000	17,333
Average floor price	$4.94	$4.50	$4.50	$4.97
Average ceiling price	$7.49	$6.28	$6.28	$8.98
Floors (GJ/d)	12,000	-	-	-
Average floor price	$4.60	-	-	-
Call options (GJ/d)	3,000	8,000	8,000	4,667
Average call option price	$3.85	$4.69	$4.69	$4.69
Crude Oil				
Fixed price (bbls/d)	1,133	833	700	167
Average price	$27.69	$26.80	$27.42	$27.42
Collars (bbls/d)	4,000	4,000	4,000	4,000
Average floor price	$23.75	$23.75	$24.00	$24.00
Average ceiling price	$28.98	$28.98	$29.73	$29.73

2004 Commodity Contracts

Commodity Contracts	Daily Quantity	Contract Price	Index	Term
Natural gas - collars	5,000 GJ	$5.00-$10.00	AECO	Nov. 02-Apr. 04
	5,000 GJ	$5.00-$11.00	AECO	Nov. 02-Apr. 04
	5,000 GJ	$5.60-$10.00	AECO	Nov. 03-Apr. 04
Crude oil - three way	1,000 bbls	$20-24-$30.20	WTI	Jan. 04-Jul. 04
	500 bbls	$21-24.50-$30.15	WTI	Jan. 04-Jul. 04
	1,000 bbls	$21-25-$29.45	WTI	Jan. 04-Dec. 04

YEAR-END RESERVES

Below are the details of the Trust's reserves at December 31, 2002 as reported by the independent reserve engineers Gilbert Laustsen Jung Associates Ltd. ("GLJ"). The reserves committee of the Trust, consisting of qualified independent directors, has reviewed the GLJ report with representatives of the engineering firm.

Acclaim's proven and established reserve life indices are 8.2 years on a proven basis and 9.5 years on an established basis using year-end reserves and estimated 2003 production included in the engineering evaluation.

Estimated Reserves of Oil, Gas and NGLs
(Based on escalating price and cost assumptions and before royalties)

January 1, 2003	Oil (Mbbls)	Gas (Mmcf)	NGLs (Mbbls)	BOE @ 6:1 (Mboe)
Proved producing	13,144	86,945	3,480	31,115
Total proved	19,131	114,726	4,369	42,621
Probable additional unrisked	6,527	37,862	1,139	13,977
Total proved plus probable	25,658	152,588	5,508	56,598
Reduction of 50% for risk	(3,264)	(18,931)	(569)	(6,989)
Established	22,394	133,657	4,939	49,609
Elk Point Acquisition (1)	7,783	54,999	1,265	18,215
Established Pro Forma Elk Point January 1, 2003 (1)	30,177	188,656	6,204	67,824

(1) The Elk Point acquisition closed on January 28, 2003. Reserves for the Elk Point acquisition were estimated internally and reviewed by GLJ prior to the announcement of the acquisition. A full evaluation of the acquired reserves will be completed by GLJ by mid April 2003.

2002 RESERVE RECONCILIATION

Company Interest Reserves Before Royalty
Total Proved
(Based on escalating price and cost assumptions and before royalties)

Category	Oil (mbbl)	Gas (mmcf)	NGLs (mbbl)	Total (mboe)
January 1, 2002 (1)	9,652	116,600	4,394	33,479
Additions	919	13,555	408	3,586
Deemed acquisition of Acclaim	10,203	21,919	237	14,093
Revisions	(23)	(6,650)	103	(1,028)
Transferred to Ketch Resources Ltd.	(84)	(13,456)	(122)	(2,449)
Dispositions	(86)	(1,386)	(165)	(482)
Production	(1,449)	(15,856)	(486)	(4,578)
January 1, 2003	19,131	114,726	4,369	42,621
Elk Point Acquisition (2)	6,870	47,428	1,152	15,927
Pro Forma Elk Point January 1, 2003	26,001	162,154	5,521	58,546

Company Interest Reserves Before Royalty
Total Proved Plus Probable Additional
(Based on escalating price and cost assumptions and before royalties)

Category	Oil (mbbl)	Gas (mmcf)	NGLs (mbbl)	Total (mboe)
January 1, 2002 (1)	14,025	161,900	5,752	46,760
Additions	997	13,299	481	3,694
Deemed acquisition of Acclaim	12,823	27,245	289	17,653
Revisions	(476)	(12,530)	(153)	(2,717)
Transferred to Ketch Resources Ltd.	(122)	(19,634)	(176)	(3,571)
Dispositions	(139)	(1,836)	(200)	(645)
Production	(1,449)	(15,856)	(486)	(4,578)
January 1, 2003	25,658	152,588	5,508	56,597
Elk Point Acquisition (2)	8,696	62,572	1,378	20,503
Pro Forma Elk Point January 1, 2003	34,354	215,160	6,886	77,100

(1) The combination of Acclaim and Ketch Energy has been accounted for as a reverse takeover of Acclaim by Ketch Energy. As a result, the January 1, 2002 reserves are those of Ketch Energy and Acclaim is deemed to have been acquired by Ketch Energy on October 1, 2002.

(2) The Elk Point acquisition closed on January 28, 2003. Reserves for the Elk Point acquisition were estimated internally and reviewed by GLJ prior to the announcement of the acquisition. A full evaluation of the acquired reserves will be completed by GLJ by mid April 2003.

OUTLOOK

The combination of Acclaim, Ketch Energy and now Elk Point has created a very attractive platform for an oil and gas trust. With a market capitalization in excess of $500 million, production in excess of 20,000 boe/d (weighted towards natural gas and light oil), reserves of 68 mmboe and a land base that exceeds 400,000 net undeveloped acres, Acclaim is well positioned for the future. Acclaim maintains the advantage of making distributions to unitholders on a 100 percent tax deferred basis which is expected to continue for the balance of 2003 and into 2004.

As Acclaim looks forward, the Trust's continued growth will be driven both internally and externally. Internally, Acclaim will strive to exploit its expansive undeveloped land base through low-risk development drilling, recompletions and optimizations. Acclaim expects to spend $25 million to drill 35 to 40 wells (21 to 25 net) in 2003. The company will enter into farmout agreements and joint ventures to increase activity on its land base. Externally, the Trust is committed to pursuing acquisitions that will be accretive on a per unit basis to cash flow, production, reserves and net asset value.

The management team at Acclaim is committed to maintaining stable cash distributions over the long-term. Regardless of significant volatility in the commodity markets due to world events, Acclaim believes that the fundamentals for both crude oil and natural gas will support a healthy oil and gas sector.

Special thanks is extended to Acclaim's Board of Directors for their support and to all of Acclaim's employees for their diligence and dedication during a successful and dynamic year.

CONSOLIDATED FINANCIAL STATEMENTS

The business combination of Acclaim and Ketch Energy occurred October 1, 2002 and was pursuant to a Plan of Arrangement dated August 21, 2002. It has been accounted for as a reverse takeover of Acclaim by Ketch Energy as the shareholders of Ketch Energy became the controlling unitholders of Acclaim after the business combination. Under the reverse takeover form of accounting, Ketch Energy is deemed to have acquired Acclaim and the consolidated financial statements of the Trust for the year ended December 31, 2002 include the results of Ketch Energy for the full year 2002 and those of Acclaim from the date of deemed acquisition on October 1, 2002. All comparative figures and references to prior years are those of Ketch Energy.

Any analysis of Acclaim's financial statements should be conducted using the complete financial statements and notes to be filed on SEDAR and included in the Acclaim 2002 annual report.

ACCLAIM ENERGY TRUST
Consolidated Statements of Earnings (Loss) and Accumulated Earnings

($000s, except where indicated)	Three Months Ended Dec. 31 2002	Year Ended Dec. 31 2002	Year Ended Dec. 31 2001
REVENUE			
Petroleum and natural gas sales	41,576	119,455	118,409
Royalty expense	(9,967)	(27,193)	(26,280)
Alberta Royalty Tax Credit	-	500	876
	31,609	92,762	93,005
EXPENSES			
Operating	7,523	22,702	17,601
General and administrative	1,104	3,362	3,358
Interest	1,489	6,505	6,187
Depletion, depreciation & site restoration	19,416	62,784	43,644
	29,532	95,353	70,790
Earnings (loss) before taxes	2,077	(2,591)	22,215
Provision for capital taxes	320	935	808
Provision for (recovery of) future income taxes	(47)	(1,982)	7,624
NET EARNINGS (LOSS)	1,711	(1,544)	13,783
Accumulated earnings, beginning of year	22,192	25,447	13,345
Repurchase of Units	-	-	(464)
Repurchase of options for cancellation	(1,594)	(1,594)	(1,217)
Accumulated earnings, end of year	22,309	22,309	25,447

ACCLAIM ENERGY TRUST
Consolidated Balance Sheets
December 31, 2002 and 2001

($000's)	2002	2001
ASSETS		
Accounts receivable	36,701	23,745
Prepaid expenses	7,598	5,843
Total current assets	44,299	29,588
Deferred charge	386	853
Property, plant and equipment, net	562,548	456,361
Goodwill	51,178	-
Total assets	658,411	486,802
LIABILITIES		
Accounts payable and accrued liabilities	45,926	35,870
Distribution payable	6,376	-
Debenture payable	3,225	-
Current portion of obligation under capital lease	1,275	269
Bank debt	73,355	128,074
Total current liabilities	130,157	164,213
Hedging & capital lease obligations	3,806	4,628
Deferred revenue	612	803
Future income taxes	143,339	133,751
Future site restoration	8,738	3,251
Total liabilities	286,652	306,646
UNITHOLDERS' EQUITY		
Capital	368,663	154,709
Accumulated Earnings	22,309	25,447
Accumulated distributions to unitholders	(19,213)	-
Total Unitholders' equity	371,759	180,156
Total liabilities and Unitholders' equity	658,411	486,802

ACCLAIM ENERGY TRUST
Statement of Cash Flows

($000s, except where indicated)	Three Months Ended Dec. 31 2002	Year Ended Dec. 31 2002	2001
Cash flows related to the following activities			
Operating activities			
Net earnings (loss)	1,711	(1,544)	13,783
Adjustments for:			
Depletion depreciation & amortization	19,416	62,785	43,644
Provision for future income taxes	47	(1,982)	7,624
Other	-	-	-
Cash flows from operations	21,174	59,259	65,051
Changes in non-cash working capital	(21,883)	(16,665)	(13,887)
Cash provided by operating activities	(709)	42,594	51,164
Financing activities			
Proceeds from (repayment) long-term debt	(64,429)	(70,929)	44,434
Debenture Payable	(824)	(824)	-
Proceeds from issuance of shares, net of costs	37,603	66,009	34,271
Proceeds from issuance 11% debentures	43,200	43,200	-
Options purchased for cancellation	4,106	(1,594)	(302)
Repurchase of shares	-	-	(1,180)
Changes in deferred revenue, hedging Obligation and capital lease	(510)	(1,490)	(3,050)
Cash provided by (used in) financing alternatives	19,146	34,372	74,173
Investing activities			
Petroleum and natural gas property expenditures	(4,870)	(59,331)	(72,254)
Proceeds from disposition of petroleum and natural gas properties	-	-	22,800
Cash Portion of Corporate Acquisitions	-	-	(85,000)
Changes in non-cash working capital	1,017	(3,051)	9,117
Cash used in investing activities	(3,853)	(62,382)	(125,337)
Distributions to unitholders	(14,584)	(14,584)	-
Net increase (decrease) in cash	-	-	-
Cash, beginning of period	-	-	-
Cash, end of period	-	-	-
Cash flows from operations per share			
basic	0.22	0.94	1.71
diluted	0.21	0.92	1.67

Acclaim Energy Trust is a Calgary-based, open-end income trust engaged in the development and acquisition of oil and natural gas reserves in Western Canada. Created in April 2001, Acclaim features an internalized management structure and currently distributes its cash flow to unitholders on a 100 percent, tax-deferred basis. Acclaim's trust units and 11 percent debentures trade on the Toronto Stock Exchange under the symbols AE.UN and AE.DB, respectively. Acclaim has a well-established record of consistent production and cash flow growth.

ADVISORY: Certain information regarding Acclaim, including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital funds from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

CONTACT:

J. Paul Charron
President & Chief Executive Officer
tel: (403) 261-9010

Acclaim Energy Trust
email: acclaim@acclaimtrust.com
website: www.acclaimtrust.com

ACCLAIM ENERGY TRUST

FEBRUARY 20, 2003 **FOR IMMEDIATE RELEASE**

Acclaim Energy Trust Announces Monthly Distribution

CALGARY, ALBERTA - Acclaim Energy Trust (TSX:AE.UN) announces that a cash distribution of $0.065 per trust unit will be paid on March 20, 2003 to unitholders of record on February 28, 2003. The trust units of Acclaim will commence trading on an ex-dividend basis on February 26, 2003.

As at February 20, 2003, the trust's trailing 12-month cash distributions total CAD $0.71 per trust unit, providing a trailing 12-month cash on cash yield of 16.8 percent. Acclaim's distributions are distinctive among conventional oil and gas trusts because they are 100 percent tax deferred as a return of capital. Acclaim estimates that its distributions will remain tax deferred through the end of 2004.

Acclaim Energy Trust is a Calgary-based open-end income trust engaged in the development and acquisition of oil and natural gas reserves in Western Canada. Created in April 2001, Acclaim features an internalized management structure and currently distributes its cash flow to unitholders on a 100 percent tax-deferred basis. Acclaim's trust units and 11 percent debentures trade on the Toronto Stock Exchange under the symbols AE.UN and AE.DB, respectively. Acclaim has a well-established record of consistent production and cash flow growth.

For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com.

For further information contact:

J. Paul Charron
President and CEO
Acclaim Energy Inc.
Tel: (403) 261-9010
Email: acclaim@acclaimtrust.com

ADVISORY: The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. Certain information regarding Acclaim Energy Trust and Acclaim Energy Inc. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.




ACCLAIM ENERGY TRUST

NEWS RELEASE FOR IMMEDIATE RELEASE

ACCLAIM ENERGY TRUST AND ELK POINT RESOURCES INC. ANNOUNCE COMPLETION OF PLAN OF ARRANGEMENT

CALGARY, ALBERTA, January 28, 2003 — Acclaim Energy Trust ("Acclaim") (TSX:AE.UN) and Elk Point Resources Inc. ("Elk Point") (TSX: ELK) today announced the completion of the acquisition of Elk Point by Acclaim pursuant to a court approved plan of arrangement. The arrangement was overwhelmingly approved by Elk Point securityholders at the special meeting held earlier today. The final order of the Court of Queen's Bench of Alberta was also granted earlier today.

Pursuant to the arrangement, Acclaim issued approximately 26.3 million trust units and $10.9 million in cash in exchange for all of the Elk Point common shares, for a transaction value of approximately $174 million taking into account Elk Point's debt.

With the completion of the acquisition, Acclaim has become the eighth largest conventional oil and gas trust in Canada on the basis of market capitalization, increasing from $408 million to $520 million. In addition, the acquisition will result in Acclaim's distributions remaining fully tax deferred for approximately two years. Based on today's closing price of $4.19, Acclaim is currently trading at an after-tax yield of 18.62%.

Elk Point shareholders elected to receive trust units for their shares aggregating in excess of the maximum 26.3 million available. As a result, those shareholders received trust units on the basis of 0.88537 of an Acclaim trust unit and $0.25172 cash for each Elk Point common share. Shareholders who elected to receive cash received $3.70 for each Elk Point share. Elk Point shareholders also received 0.5 of a common share of Burmis Energy Inc. for each Elk Point common share.

Elk Point shareholders who elected to receive trust units will be eligible to receive Acclaim's distribution of $0.065 per trust unit announced on January 20, 2003. This distribution will be paid on February 20, 2003 to unitholders of record on January 31, 2003.

With the completion of the arrangement, the maturity date of Acclaim's 11% convertible extendible unsecured subordinated debentures issued on December 17, 2002 has been automatically extended from March 31, 2003 to December 31, 2007.

Acclaim Energy Trust is a Calgary-based income trust engaged in the development and acquisition of oil and gas reserves in Western Canada. Acclaim distributes the resulting cash flow on a 100% tax-deferred basis. Acclaim's trust units and 11% debentures trade on the Toronto Stock Exchange under the symbols AE.UN and AE.DB, respectively. After giving effect to the arrangement, Acclaim has 124.5 million trust units outstanding.

For further information please contact:
J. Paul Charron
President & Chief Executive Officer
Acclaim Energy Trust
Tel: (403) 261-9010
Email: acclaim@acclaimtrust.com
Website: www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim, including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, many of which are beyond Acclaim's control, including: the impact of general economic conditions, fluctuations in product prices and in foreign exchange or interest rates, industry conditions, the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, stock market volatility and market valuations of companies with respect to announced transactions, and the final valuations thereof, obtaining required approvals of regulatory authorities, loss of markets, imprecision of reserve estimates, environmental risks and ability to access sufficient capital funds from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

ACCLAIM ENERGY TRUST

JANUARY 20, 2003 **FOR IMMEDIATE RELEASE**

Acclaim Energy Trust Announces Monthly Distribution

CALGARY, ALBERTA - Acclaim Energy Trust (TSX:AE.UN) announces that a cash distribution of $0.065 per trust unit will be paid on February 20, 2003 to unitholders of record on January 31, 2003. The trust units of Acclaim will commence trading on an ex-dividend basis on January 29, 2003.

As at January 20, 2003, the trust's trailing twelve-month cash distributions total CAD $0.695 per trust unit, providing a trailing twelve-month cash on cash yield of 16.6%. Acclaim estimates that its distributions will remain tax deferred for all of 2003.

Acclaim Energy Trust is a Calgary-based, open-end income trust engaged in the development and acquisition of oil and natural gas reserves in Western Canada. Created in April 2001, Acclaim features an internalized management structure and currently distributes its cash flow to unitholders on a 100 percent tax-deferred basis. Acclaim has a well-established record of consistent production and cash flow growth.

Acclaim acquired Ketch Energy Ltd. in October 2002 and expects to close the acquisition of Elk Point Resources Inc. by the end of January 2003. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com.

For further information contact:

J. Paul Charron
President and CEO
Acclaim Energy Inc.
Tel: (403) 261-9010
Email: acclaim@acclaimtrust.com

ADVISORY: The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein. Certain information regarding Acclaim Energy Trust and Acclaim Energy Inc. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

ACCLAIM ENERGY TRUST

ACCLAIM ENERGY TRUST

ANNUAL INFORMATION FORM
2002

May 7, 2003

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual information form, and in certain documents incorporated by reference into this annual information form, constitute forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Trust and Acclaim Energy believe the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this annual information form should not be unduly relied upon. These statements speak only as of the date of this annual information form or as of the date specified in the documents incorporated by reference into this annual information form, as the case may be.

In particular, this annual information form, and the documents incorporated by reference, contain forward-looking statements pertaining to the following:

- oil and natural gas production levels;
- capital expenditure programs;
- the quantity of the oil and natural gas reserves;
- projections of market prices and costs;
- supply and demand for oil and natural gas;
- expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; and
- treatment under governmental regulatory regimes.

The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this annual information form:

- volatility in market prices for oil and natural gas;
- liabilities inherent in oil and natural gas operations;
- uncertainties associated with estimating oil and natural gas reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisitions;
- geological, technical, drilling and processing problems;
- fluctuations in foreign exchange or interest rates and stock market volatility;
- failure to realize the anticipated benefits of acquisitions including the Ketch Energy Arrangement and the Elk Point Arrangement; and
- the other factors discussed under "Risk Factors".

These factors should not be construed as exhaustive. Neither the Trust nor Acclaim Energy undertakes any obligation to publicly update or revise any forward-looking statements.

NOTE TO READER

On October 1, 2002, the Trust completed the Ketch Energy Arrangement pursuant to which it indirectly acquired all of the issued and outstanding common shares of Ketch Energy. As the former shareholders of Ketch Energy held a majority of the Units of the Trust after the business combination, the Ketch Energy Arrangement has been accounted for using the reverse take-over form of the purchase method of accounting for business combinations.

Accordingly, unless otherwise noted, all historical financial, operational and oil and natural gas reserve information contained in this annual information form, together with the management's discussion and analysis of financial condition and results of operations incorporated by reference in this annual information form, include the results of Ketch Energy for the full year 2002 and those of the Trust from the date of the Ketch Energy Arrangement on October 1, 2002. Similarily, unless otherwise noted, comparative figures from and references to prior years are those of Ketch Energy.

Additionally, except where otherwise noted, historical financial, operational and oil and natural gas reserve information contained in this annual information form do not reflect the completion of the Elk Point Arrangement on January 28, 2003.

ACCLAIM ENERGY TRUST

General

The Trust is an open-end unincorporated trust established under the laws of the Province of Alberta pursuant to the Trust Indenture. On April 20, 2001, in connection with the Danoil Merger, the name of the Trust was changed to "Acclaim Energy Trust" from "Western Facilities Fund". The principal office of the Trust is located at 1800, 255 - 5th Avenue S.W., Calgary, Alberta, T2P 3G6.

The Trust owns all of the outstanding Acclaim Common Shares and Acclaim Notes. Acclaim Energy is the corporation resulting from the amalgamation on April 20, 2001 of Danoil and Nevis, the amalgamation on January 1, 2002 of Acclaim Energy, Carrack Energy Inc. and Vintage Resource Corp. and the amalgamation on January 1, 2003 of Acclaim Energy and Ketch Energy. Acclaim Energy's head and principal office is located at 1800, 255 - 5th Avenue S.W., Calgary, Alberta, T2P 3G6.

The Trust was originally established in January 1997 as a limited-purpose trust to acquire and hold the common shares of Nevis and the Nevis Notes. The Trust's initial business, through Nevis, was the gathering, processing and transportation of oil and gas products through its ownership of certain natural gas processing and transportation facilities located east of Red Deer, Alberta and subsequently a crude oil transportation pipeline located in northeastern British Columbia. Nevis operated these facilities and the pipelines until the completion of their sale in August 2000.

As a result of the Danoil Merger effective April 20, 2001, the completion of the Ketch Energy Arrangement effective October 1, 2002 and the completion of the Elk Point Arrangement effective January 28, 2003, Acclaim Energy now carries on the oil and gas business previously carried on by Danoil, Ketch Energy and Elk Point and the Trust participates in the cash flow from such business through its direct and indirect ownership of the Acclaim Notes, the NPI and the common shares of the Operating Entities. Acclaim Energy, directly and through its subsidiaries, is actively involved in the acquisition, production, processing, transporting and marketing of crude oil, natural gas liquids and natural gas in Alberta, British Columbia and Saskatchewan. See "– The Danoil Merger", "– The Ketch Energy Arrangement" and "– The Elk Point Arrangement".

Organizational Structure of the Trust

The following diagram sets forth the organizational structure of the Trust:


Unitholders (1) (2) (3)
Cash Distributions (5)
Units (100%)
Acclaim Energy Trust
Cash Flow (4)
Acclaim Common Shares (100%)
Acclaim Notes (100%)
Acclaim Energy Inc. (2) (3)

Notes:

(1) The Unitholders own 100% of the equity of the Trust.
(2) Acclaim Energy also has outstanding $2.6 million principal amount of Debentures which were issued to the holders of Units immediately prior to completion of the Danoil Merger. Through the Voting Trustee's holding of the Special Voting Unit, the holders of Debentures are entitled to 29,171,824 votes at meetings of Unitholders (approximately 19% of the outstanding votes at April 30, 2003) until the Debentures are repaid in full.
(3) Acclaim Energy also has 1,762,954 Acclaim Preferred Shares issued and outstanding. See "– The Ketch Energy Arrangement".
(4) Cash flow represents payments made by Acclaim Energy to the Trust in respect of principal and interest payments on the Acclaim Notes, the NPI and dividends on the Acclaim Common Shares.
(5) Cash distributions are made to Unitholders monthly based upon the Trust's cash flow.

The Danoil Merger

On April 20, 2001, Danoil, Nevis and the Trust combined their respective businesses (the "Danoil Merger") pursuant to a plan of arrangement and certain related transactions as a result of which, among other things: the Trust changed its name to "Acclaim Energy Trust" from "Western Facilities Fund"; Danoil and Nevis amalgamated to form Acclaim Energy, which became a wholly-owned subsidiary of the Trust; holders of Units on the effective date (the "Effective Date") of the Danoil Merger received a distribution consisting of their proportionate share of the Debentures (approximately $0.807 per pre-consolidation Unit and $23.5 million in the aggregate); a Special Voting Unit representing 29,171,824 votes at meetings of Unitholders was issued to the Voting Trustee to be held for the benefit of the holders of Debentures pursuant to the Voting Trust Agreement; the Units outstanding on the Effective Date were consolidated on a 1-for-14 basis, resulting in approximately 2,083,701 post-consolidation Units; and holders of Class A common shares of Danoil on the Effective Date received one post-consolidation Unit for each Danoil Class A common share held resulting in the issue of approximately 22,861,927 post-consolidation Units.

The Ketch Energy Arrangement

On October 1, 2002, the Trust completed the Ketch Energy Arrangement pursuant to which it indirectly acquired all of the issued and outstanding common shares of Ketch Energy in exchange for approximately 56 million Units. Ketch Energy was a natural resource company focusing its efforts on exploring for, developing, acquiring and producing petroleum and natural gas in the Western Canadian Sedimentary Basin. As part of the Ketch Energy Arrangement, the ExploreCo Assets were sold to Ketch Resources Ltd. and the common shares of Ketch Resources Ltd. were distributed to the former holders of Ketch Energy common shares. Completion of the Ketch Energy Arrangement added production of approximately 9,700 boe/d, 30,610 mboe of Proved Reserves, 36,634 mboe of Established Reserves and approximately 247,000 net acres of undeveloped lands to the Trust.

The completion of the Ketch Energy Arrangement resulted in the transition to the current management team led by Mr. J. Paul Charron, President and Chief Executive Officer, the former Vice President and Chief Financial Officer of Ketch Energy, and also includes Brent D. Defosse, Vice President, Production and Chief Operating Officer, Richard J. Tiede, Vice President, Business Development, Grace D. Stickland, Vice President, Land, David J. Broshko, Vice President, Finance and Chief Financial Officer and Stephanie A. Bunch, Controller. The board of directors of Acclaim Energy was also reconstituted in connection with the

completion of the Ketch Energy Arrangement to include Robert G. Brawn, Chairman, Jack C. Lee, Vice Chairman, J. Paul Charron, Grant B. Fagerheim, Noel A. Cleland, Frank W. King and R. Carl Smith.

As a condition of the Ketch Energy Arrangement, Acclaim Energy acquired all of the issued and outstanding shares of Acclaim Management in exchange for the issuance of 1,762,954 Acclaim Preferred Shares with the result that the Management Agreement with the Manager was terminated. See "Additional Information Respecting Acclaim Energy Inc. – Share Capital of Acclaim Energy" for a description of the Acclaim Preferred Shares.

The Elk Point Arrangement

On January 28, 2003, the Trust completed the Elk Point Arrangement pursuant to which it acquired all of the issued and outstanding common shares of Elk Point in exchange for approximately 26.3 million Units and $10.9 million in cash. The Trust also assumed Elk Point's net total debt in the approximate amount of $56 million. Elk Point was a natural resource company focusing its efforts on exploring for, developing, acquiring and producing petroleum and natural gas in the Western Canadian Sedimentary Basin and in the Powder River Basin of the United States. As part of the Elk Point Arrangement, the Burmis Assets were sold to Burmis Energy Inc. and the common shares of Burmis Energy Inc. were distributed to the former holders of Elk Point common shares. The Burmis Assets were comprised of oil and gas properties in the Powder River Basin of Wyoming and the San Joaquin Basin of California and certain minor Alberta properties. Completion of the Elk Point Arrangement added producing oil and gas properties located principally in the west central and Peace River Arch areas of Alberta producing approximately 6,200 boe/d and 135,000 net acres of undeveloped lands. Acclaim Energy estimates the reserves associated with these properties to be approximately 15,600 mboe of Proved Reserves and 18,500 mboe of Established Reserves.

Summary Description of Business

Acclaim Energy Trust

The principal undertaking of the Trust is to indirectly acquire and hold, through its wholly-owned subsidiary, Acclaim Energy and its subsidiaries, interests in petroleum and natural gas properties and assets related thereto. The Trust's primary assets are currently the Acclaim Common Shares, the NPI and the Acclaim Notes.

Through the Trust, Unitholders participate in distributions from Acclaim Energy to the extent authorized by the Board of Directors of Acclaim Energy. In accordance with the terms of the Trust Indenture, the Trust makes cash distributions to Unitholders of the interest income earned from and repayments of principal on the Acclaim Notes, dividends (if any) received on the Acclaim Common Shares and payments received pursuant to the NPI. Acclaim Energy endeavors to retain approximately 5% to 20% of its cash flow over time to fund capital expenditures and to distribute the balance to the Trust. The actual percentage retained by Acclaim Energy is subject to the discretion of the Board of Directors of Acclaim Energy and will vary from month to month depending on, among other things, the current and anticipated commodity price environment. See "Additional Information Respecting Acclaim Energy Trust".

Acclaim Energy Inc.

Acclaim Energy, directly and through its subsidiaries, is actively involved in the acquisition, exploitation, development, production, processing and marketing of crude oil, natural gas liquids and natural gas in Alberta, British Columbia and Saskatchewan. See "Business and Properties of Acclaim Energy Inc." and "Additional Information Respecting Acclaim Energy Inc.".

BUSINESS AND PROPERTIES OF ACCLAIM ENERGY INC.

Acclaim Energy, directly and through its subsidiaries, is actively involved in the acquisition, exploitation, production, processing and marketing of crude oil, natural gas liquids and natural gas in Alberta, British Columbia and Saskatchewan.

General Development of the Business

Over the past five years, Acclaim Energy has evolved from a company that purchased assets, optimized and developed those assets and subsequently sold the assets at a higher value, to a full cycle exploration and production company and, effective April 20, 2001, to the operating entity of an energy income trust. Acclaim Energy now focuses its efforts primarily on acquisition opportunities, especially those that offer a stable production base with the potential of upside through development drilling and production optimization.

Acclaim Energy maintains a high working interest in its core areas, and operates virtually all of its production. This enables it to maintain maximum operational flexibility and to be able to adjust the nature and timing of its expenditures. Production rates as at December 31, 2002 were approximately 51% crude oil and natural gas liquids with the balance being natural gas (5,571 bbls/d of light and medium crude oil, 2,050 bbls/d of heavy crude oil and 43.3 mmcfd of natural gas).

During 2002, Acclaim spent approximately $59.3 million on capital expenditures, calculated using reverse take-over accounting rules. The majority of these expenditures were incurred by Ketch Energy prior to the Ketch Energy Arrangement. Subsequent to the Ketch Energy Arrangement, Acclaim incurred approximately $4.9 million of capital expenditures, or 23% of its cash flow for the fourth quarter.

Significant Acquisitions and Dispositions

Since early 1997, Acclaim Energy has completed seven corporate acquisitions as well as a number of individual asset purchases and dispositions.

In 1998, Acclaim Energy acquired Coachlight Resources Ltd. for $1.2 million in cash, the assumption of $2.2 million of debt and share consideration assigned a deemed value of $2.8 million. In addition, Acclaim Energy made six individual asset purchases for total consideration of $4.2 million. For a total cost of $10.4 million, Acclaim Energy acquired Established Reserves of 1,913 mboe, equating to a cost of $5.43 per BOE. Acclaim Energy also sold a number of minor properties as well as its interest in the Carson Creek East gas plant, through a sale and lease back arrangement, for total consideration of $6.6 million.

In 1999, Acclaim Energy sold one property for $2.0 million, which equated to $9.74 per BOE of Established Reserves.

In 2000, Acclaim Energy acquired Carrack Energy Inc. for $6.1 million in cash plus 1.5 million warrants, exercisable at $2.50 per warrant for a two year term. Acclaim Energy also acquired Basinview Energy Inc. for $10.1 million cash and the assumption of $5.5 million of debt. In addition, Acclaim Energy made five asset purchases for a total consideration of $2.0 million during the year. For a total cost of $23.6 million, Acclaim Energy acquired Established Reserves of 2,768 mboe, equating to a cost of $8.52 per BOE. Acclaim Energy sold two properties for $0.8 million, which equated to $23.70 per BOE of Proved plus risked Probable Reserves.

In 2001, Acclaim Energy made one smaller asset purchase of 269 mboe of Proved Reserves, equating to a cost of $4.04 per BOE. Acclaim Energy sold its interests in 66 wells at Dodsland which formed part of an option from a sale in 1997. Established Reserves of 533 mboe were sold for $4.7 million, or $8.87 per BOE.

In November 2001, Acclaim Energy entered into joint venture agreements to conduct a development and exploration program with three private industry participants as a means of realizing the value inherent in Acclaim Energy's undeveloped land holdings at a reduced risk and level of capital expenditure to Acclaim Energy. The joint venture program included the drilling and/or recompletion of 18 exploration and development wells, one two-dimensional and one three-dimensional seismic program. The program resulted in 10 producing gas wells (5.9 net), two producing gas wells (0.8 net), two potential gas wells (1.1 net) and four abandonments (1.6 net).

On February 21, 2002, the Trust completed a public offering of 4.375 million Units at $3.45 per Unit to raise gross proceeds of $15.1 million.

On September 12, 2002, the Trust completed a public offering of 9.55 million subscription receipts at $4.20 per subscription receipt to raise gross proceeds of $40.1 million. A total of 9.55 million Units were issued on October 1, 2002 pursuant to the subscription receipts upon the closing of the Ketch Energy Arrangement.

On October 1, 2002, the Trust completed the Ketch Energy Arrangement pursuant to which it indirectly acquired all of the issued and outstanding common shares of Ketch Energy in exchange for approximately 56 million Units. As a condition of the Ketch Energy Arrangement, Acclaim Energy acquired all of the issued and outstanding shares of the Manager in exchange for the issuance of 1,762,954 Preferred Shares with the result that the Management Agreement with the Manager was terminated. See "Acclaim Energy Trust – The Ketch Energy Arrangement".

On December 17, 2002, the Trust completed a public offering of $45 million principal amount of Convertible Debentures. See "Additional Information Respecting Acclaim Energy Trust – Convertible Debentures of the Trust".

On January 28, 2003, the Trust completed the Elk Point Arrangement pursuant to which it indirectly acquired all of the issued and outstanding common shares of Elk Point in exchange for approximately 26.3 million Units and $17.4 million in cash, including transaction costs. The Trust also assumed Elk Point's net total debt in the approximate amount of $56 million dollars. See "Acclaim Energy Trust – The Elk Point Arrangement".

Recent Developments

On May 5, 2003 the Trust entered into an agreement to acquire a package of long-life, high quality, light oil and natural gas producing properties in west central Alberta for approximately $141 million. The acquisition is expected to close mid to late June, with an effective date of April 1, 2003. Completion of the transaction is subject to customary regulatory and other conditions, including rights of first refusal on less than 10% of the lands.

On May 5, 2003 the Trust also entered into a bought deal financing with a syndicate of underwriters led by CIBC World Markets Inc. to sell 19.25 million Units at $3.90 per Unit to raise gross proceeds of $75.075 million. In addition, TD Securities Inc. has provided an underwritten credit facility in the amount of $270 million that will replace the Trust's existing facilities, initially fund the acquisition and provide for future capital expenditures.

For a description of these recent developments, reference is made to the sections entitled "Information Concerning the Gilby/Willesden Green Acquisition", "Effect of the Gilby/Willesden Green Acquisition on the Trust", "Consolidated Capitalization of the Trust", "Plan of Distribution", "Audited Schedule of Revenues and Operating Expenses for the Gilby/Willesden Green Properties for the year ended December 31, 2002" and "Pro Forma Financial Statements of the Trust for the year ended December 31, 2002" contained in the preliminary short form prospectus of the Trust dated May 7, 2003 which sections are incorporated herein by reference.

Principal Properties

The following is a description of Acclaim Energy's principal oil and natural gas properties as at January 1, 2003 on a pro forma basis after giving effect to the Elk Point Arrangement. The term "net", when used to describe Acclaim Energy's share of production, means the total of Acclaim Energy's working interest share before deduction of royalties owned by others.

Acclaim Energy's operations are exclusively focused in Western Canada, concentrated in five distinct geographic regions with considerable multi-zone upside potential. Acclaim Energy operates the majority of its production and has accumulated a large opportunity profile for continued growth through its detailed technical analysis and operational expertise.

Northern Region

Tangent

The Tangent property in the Peace River Arch area of Alberta, acquired pursuant to the Ketch Energy Arrangement, is one of Acclaim Energy's core properties for gas production. Gas is produced in over 18 zones – from the Cretaceous Dunvegan to the Granite Wash in the Precambrian basement. Drill depths are shallow to intermediate yet provide Acclaim Energy with exposure to medium to high-deliverability gas production. Acclaim Energy's working interests in Tangent range from 50 to 100% and Acclaim Energy operates two gas facilities and one oil battery.

As at the date hereof, net production from this area is 150 bbls/d of oil and liquids and 6,800 mcf/d of gas for total production of 1,280 boe/d.

Valhalla

The Valhalla property, acquired pursuant to the Elk Point Arrangement, is located approximately 35 miles northwest of Grand Prairie, Alberta, and is a high netback, non-operated, light oil property with both associated and non-associated gas production. A recent waterflood pilot project in the Montney "C" pool has shown positive production response and there is an opportunity to expand the waterflood over the whole pool which management believes has the potential to significantly increase production. The property includes a 16.33% working interest in an oil battery and gathering system and a solution gas compressor, as well as a 25% working interest in a water injection plant. Acclaim Energy has a 25% working interest in a recent gas discovery in nearby Spirit River.

As at the date hereof, net production from this area is 350 bbls/d of oil and liquids and 2,300 mcf/d of natural gas for total production of 730 boe/d.

Saddle Hills

The Saddle Hills property, acquired pursuant to the Elk Point Arrangement, is located approximately 25 miles northwest of Grand Prairie, Alberta. Acclaim Energy has a 70% working interest in a sweet compression facility and a 30% working interest in a sour gas gathering and compression facility at Saddle Hills, both of which are tied into the AEC West Sexsmith gas plant. As at the date hereof net production from this area is 20 bbls/d of oil and liquids and 2,000 mcf/d of natural gas for total production of 350 boe/d.

Pouce Coupe

The Pouce Coupe property, acquired pursuant to the Elk Point Arrangement, is located approximately 50 miles northwest of Grand Prairie, Alberta, and is an operated, high netback, light oil property featuring a 7% decline rate. This property includes a 62.8% working interest in an oil battery and water injection facility, as well as amine, refrigeration and gas compression facilities. Acclaim Energy operates the Pouce Coupe Boundary 'B' Unit No. 1.

As at the date hereof, net production is 220 bbls/d of oil and liquids and 550 mcf/d of natural gas for total production of 310 boe/d.

Ogston

The Ogston property, acquired pursuant to the Ketch Energy Arrangement, is located near Red Earth, Alberta and is an operated area with light oil production from the Granite Wash and Slave Point formations. Acclaim Energy and partners are actively pursuing optimization potential in the Slave Point Pool. The property includes a 20% working interest in an oil satellite and a 30% working interest in the wells.

As at the date hereof, net production from this property is 170 bbls/d of oil and liquids and 20 mcf/d of gas for total production of 170 boe/d.

Western Region

Bigoray/Lobstick

The Bigoray/Lobstick area was acquired pursuant to the Elk Point Arrangement and is located 65 miles west of Edmonton, Alberta. Acclaim Energy has working interests ranging from 9.7% in the Bigoray Unit No. 1 to 100% in non-unit lands. Acclaim Energy also has a 23.1% working interest in the Lobstick Glauconite Gas Unit No. 1 and the Lobstick gas processing facility. Acclaim Energy also has a 100% working interest in two producing horizontal Pekisko oil wells. Acclaim Energy participated in the drilling of two successful Glauconite gas wells with additional drilling locations identified targeting Nordegg gas and Pekisko oil.

As at the date hereof, net production from this area is 590 bbls/d oil and 3,500 mcf/d of gas for total production of 1,170 boe/d.

Westrose

The Westrose property was also acquired pursuant to the Elk Point Arrangement and is located approximately 40 miles southwest of Edmonton, Alberta. Acclaim Energy has operated working interests averaging 68% on 12,800 net acres of land. Acclaim Energy operates nine producing gas wells (6.9 net) and one 100% working interest producing oil well on this property.

Production comes from multiple horizons ranging from shallow Edmonton sands through Cretaceous to Jurassic Nordegg. Acclaim Energy's current primary targets are Glauconitic and Edmonton sands, with multiple productive horizons within the Edmonton.

As at the date hereof, net production is 120 bbls/d of oil and liquids and 2,800 mcf/d of gas for total production of 585 boe/d.

Pembina

Acclaim Energy holds a 100% working interest in the Pembina Cardium Unit No. 15, which was acquired pursuant to the Elk Point Arrangement. This property includes a central oil battery, water injection facilities and solution gas compression facilities as well as a gas pipeline facility to a third party gas plant. Future development plans include Cardium oil infill potential and waterflood optimization.

As at the date hereof, net production is 170 bbls/d of oil and liquids and 450 mcf/d of gas for total production of 245 boe/d.

Central Region

Morinville and Golden Spike

The Morinville and Golden Spike properties, located near Edmonton, are Acclaim Energy's key properties in the Central region and were acquired pursuant to the Ketch Energy Arrangement. With the prior acquisition of Post by Ketch Energy, Acclaim Energy is now the dominant player in the area. The region is rich in exploitation and development prospects for both oil and natural gas. The area produces from numerous formations, including natural gas and liquids from the Lower Mannville Ellerslie sandstone reservoirs and oil from Devonian aged Wabamun and Leduc formations. Acclaim Energy owns and operates gathering and processing facilities in Morinville, thereby limiting third party costs and generating custom processing revenues.

Acclaim Energy's average working interest in the area is 96% and Acclaim Energy operates 98% of its production. Acclaim Energy operates two gas facilities and one sour oil battery in Morinville and additional gas is processed through the ATCO Midstream-operated Carbondale and Golden Spike gas processing facilities.

As at the date hereof, net production from this area is 1,920 bbls/d of crude oil and liquids and 20,000 mcf/d of natural gas for total production of 5,250 boe/d.

Carson Creek, Alberta

The Carson Creek area of central Alberta is located approximately 90 miles northwest of Edmonton. The main productive zone is the Nordegg formation at an average depth of 5,500 feet, although production is also obtained from the Viking, Pekisko and Jurassic formations.

As at the date hereof, net production from this property is 1,740 mcf/d of natural gas for total production of 290 boe/d.

Judy Creek, Alberta

The Judy Creek area of central Alberta is approximately 100 miles northwest of Edmonton. The primary source of gas production at Judy Creek is the Pekisko formation at an average depth of 6,000 feet with the Viking, Notikewin and Gething formations also productive in certain parts of the area. Acclaim Energy has an interest in three (1.3 net) oil wells, 11 (7.6 net) gas wells and two (1.2 net) shut-in wells. The majority of Acclaim Energy's natural gas production is processed at a third party gas plant

As at the date hereof, net production from this area is 2,500 mcf/d of natural gas and 26 bbls/d of crude oil and liquids for total production of 450 boe/d.

East Central Region

Lloydminster Corridor, Alberta and Saskatchewan

Acclaim Energy has an interest in a number of producing properties in the Lloydminster area of Alberta and Saskatchewan, as well as undeveloped lands prospective for natural gas and/or heavy oil at depths of less than 2,200 feet. Acclaim Energy has a 100% working interest in two sections of land located approximately 15 miles northeast of Lloydminster at Tangleflags. Acclaim Energy holds a 100% working interest in the Baldwinton area, 45 miles southeast of Lloydminster

Acclaim Energy operates all of these properties and these assets represent a core area for Acclaim Energy with net production as at the date hereof of 2,900 bbls/d of crude oil and 7,600 mcf/d of natural gas for total production of 4,200 boe/d.

Southern Region

Bantry, Alberta

The Bantry medium gravity oil property is located 110 miles east of Calgary. The property was acquired pursuant to the Elk Point Arrangement and currently production is primarily from the Mannville formation at an average depth of 3,200 feet with the Nisku formation also being oil productive in two wells. Acclaim Energy (as a 60% owner) operates 16 (9.2 net) oil wells, 11 (6.6 net) shut-in or suspended wells and a central Battery and water disposal system.

As at the date hereof, net production from this property is 280 bbls/d of crude oil and 190 mcf/d of natural gas for total production of 320 boe/d.

Manyberries

The Manyberries property, acquired pursuant to the Ketch Energy Arrangement, is characterized by high quality, high working interest crude oil production. Acclaim Energy's operating strategy in this area is to control large original oil in place and to implement effective reservoir depletion strategies including water flooding, development drilling and exploitation drilling. The main productive horizon, the Lower Mannville Sunburst sandstone, has proven to be an excellent target for increased oil recovery through pressure maintenance and water flooding. Acclaim Energy operates 90% of its production and controls two central oil batteries and numerous single well batteries in this area.

As at the date hereof, net production from this property is 700 bbls/d of oil and liquids and 710 mcf/d of gas for total production of 820 boe/d.

Southwest Saskatchewan

These medium gravity oil properties are located approximately 50 miles southwest of Swift Current. Production is from the Upper and Lower Shaunavon formations at an average depth of 4,600 feet. Acclaim Energy operates the majority of the wells in the area, having interests in 52 gross (49.1 net) producing oil wells and seven (7.0 net) shut in or suspended wells

At Leitchville, Acclaim Energy operates the Leitchville Shaunavon Voluntary Unit (100% owned) that is comprised of 17 oil wells, two suspended oil wells, eight water injection wells and a water source well. The wells are all connected to the 100% owned central facility, which handles the production and also includes a water injection plant. The production facility is pipeline connected. Acclaim Energy also has a 100% working interest in non-Unit lands adjoining the Unit, with nine oil wells and three shut in or suspended wells on the lands.

At Leon Lake, Acclaim Energy owns an interest in 19 (16.5 net) producing oil wells, one net shut in well and a 100% owned battery. A portion of the reservoir is under a pilot waterflood.

At Clintonville, Acclaim Energy has an interest in five (4.6 net) producing oil wells and one net shut in well. Acclaim Energy drilled one oil well in early 2002 on the property and has plans to drill at least one more in 2003. Depending on drilling results, the area has the potential to be waterflooded.

As at the date hereof, net oil production from the southwest Saskatchewan area is 500 bbls/d of oil.

Southeast Saskatchewan

The southeast Saskatchewan area, acquired pursuant to the Ketch Energy Arrangement, produces light to medium gravity oil from the Mississippian Frobisher, Midale and Tilston formations, and also the Lower Cretaceous Wapella and Jurassic sands. The major producing properties are Viewfield, Elcott, Workman South and Wapella.

In the Viewfield area, Acclaim Energy is producing medium gravity oil from the Midale formation and light gravity oil from the Frobisher formations. In 2003, Acclaim Energy drilled two 100% working interest horizontal wells in the Frobisher formation, both currently producing, and plans to drill two further horizontals wells in 2003.

At Elcott Acclaim Energy is producing medium gravity oil from the Midale formation. The pool is on a pilot waterflood, with good potential to expand the flood, and increase the production and reserves. Current net production is 49 bbls/d of oil at an average depth of 4200 feet.

At Wapella Acclaim Energy is producing medium gravity oil from the Lower Cretaceous Wapella and Jurassic sands. Management of Acclaim Energy believes that there is an excellent opportunity to infill the pool, and recomplete wells into additional pay zones. Acclaim Energy's average working interest is approximately 43%.

As at the date hereof, net oil production from the southeast Saskatchewan area totals approximately 380 bbls/d of oil.

Coutts

Acclaim Energy owns an approximate 45% working interest in the Coutts Moulton Unit No. 1 and owns various working interests in three producing and two shut in gas wells, which were all acquired pursuant to the Elk Point Arrangement. Facilities at Coutts include oil treating, salt water disposal, water injection, solution gas injection and gas sales lines in which Acclaim Energy holds a 45% working interest in and operates.

The Moulton Unit No. 1 is under waterflood and gas re-injection. Acclaim Energy also has significant holdings in Non Unit oil and gas production.

As at the date hereof, net production from the area is 72 bbls/d of oil and 260 mcf/d of gas for total production of 115 boe/d.

Oil and Natural Gas Reserves

GLJ, independent petroleum consultants of Calgary, Alberta, prepared the GLJ Report No. 1 evaluating, effective January 1, 2003, the crude oil, natural gas liquids and natural gas reserves attributable to Acclaim Energy's properties as at December 31, 2002. GLJ also prepared the GLJ Report No. 2 evaluating, effective January 1, 2003, the crude oil, natural gas liquids and natural gas reserves attributable to the properties acquired by Acclaim Energy from Elk Point pursuant to the Elk Point Arrangement. The following table presents the reserves and net present values (based on escalating cost and price assumptions) represented by the GLJ evaluated properties for Acclaim Energy as at January 1, 2003 and for Acclaim Energy as at January 1, 2003 pro forma the reserves acquired pursuant to the Elk Point Arrangement.

All evaluations of future net revenues set forth in the tables are stated prior to any provision for income tax and indirect costs. It should not be assumed that the present worth of future net cash flow represents fair market value of the reserves. Product prices used in the escalating price evaluation are GLJ's base case price forecast effective January 1, 2003 and the product prices used in the constant price evaluation were determined from GLJ's January 1, 2003 forecast for proven developed producing reserves (see Notes (3) and (4) below).

Acclaim Energy Reserves

Acclaim Energy
Petroleum and Natural Gas Reserves and Net Pre-Tax Cash Flows
(Based on Escalating Cost and Price Assumptions)

	Corporation's Interest in Reserves						Present worth of future net pre-tax cash flows			
	Crude Oil (mbbls)		NGLs (mbbls)		Natural Gas (Mmcf)			Discounted at		
	Gross	Net	Gross	Net	Gross	Net	Undis-counted	10%	15%	20%
							(thousands of dollars)			
Proved										
Producing	13,144	11,741	3,480	2,423	86,945	65,416	453,300	296,800	259,200	231,900
Non-Producing	5,987	5,454	888	653	27,781	21,129	139,200	68,500	51,500	39,700
Total Proved	19,131	17,195	4,368	3,076	114,726	86,545	592,500	365,300	310,700	271,600
Probable Additional	3,264	2,902	570	416	18,931	14,583	105,600	44,800	33,400	26,050
Total	22,395	20,097	4,938	3,492	133,657	101,128	698,100	410,100	344,100	297,650

Acclaim Energy
Petroleum and Natural Gas Reserves and Net Pre-Tax Cash Flows
(Based on Constant Cost and Price Assumptions)

	Corporation's Interest in Reserves						Present worth of future net pre-tax cash flows			
	Crude Oil (mbbls)		NGLs (mbbls)		Natural Gas (Mmcf)			Discounted at		
	Gross	Net	Gross	Net	Gross	Net	Undis-counted	10%	15%	20%
							(thousands of dollars)			
Proved										
Producing	13,923	12,326	3,505	2,434	87,617	65,939	730,300	464,400	399,500	352,800
Non-Producing	5,955	5,351	898	659	27,920	21,240	254,300	135,800	106,600	86,100
Total Proved	19,878	17,677	4,403	3,093	115,537	87,179	984,600	600,200	506,100	438,900
Probable Additional	3,322	2,907	564	410	18,914	14,568	167,250	73,400	55,300	43,500
Total	23,200	20,584	4,967	3,503	134,451	101,747	1,151,850	673,600	561,400	482,400

Acclaim Energy Reserves (Pro Forma the Elk Point Arrangement)

Acclaim Energy (Pro Forma the Elk Point Arrangement)
Petroleum and Natural Gas Reserves and Net Pre-Tax Cash Flows
(Based on Escalating Cost and Price Assumptions)

	Corporation's Interest in Reserves						Present worth of future net pre-tax cash flows			
	Crude Oil (mbbls)		NGLs (mbbls)		Natural Gas (Mmcf)			Discounted at		
	Gross	Net	Gross	Net	Gross	Net	Undis-counted	10%	15%	20%
							(thousands of dollars)			
Proved										
Producing	17,840	15,821	4,438	3,052	128,299	96,919	661,300	429,800	374,200	334,100
Non-Producing	7,085	6,399	1,118	798	38,157	28,843	180,900	86,500	64,300	49,100
Total Proved	24,925	22,220	5,556	3,850	166,456	125,762	842,200	516,300	438,500	383,200
Probable Additional	4,230	3,737	760	543	29,135	22,487	152,050	61,350	45,350	35,200
Total	29,155	25,957	6,316	4,393	195,591	148,249	994,250	577,650	483,850	418,400

Acclaim Energy (Pro Forma the Elk Point Arrangement)
Petroleum and Natural Gas Reserves and Net Pre-Tax Cash Flows
(Based on Constant Cost and Price Assumptions)

	Corporation's Interest in Reserves						Present worth of future net pre-tax cash flows			
	Crude Oil (mbbls)		NGLs (mbbls)		Natural Gas (Mmcf)			Discounted at		
	Gross	Net	Gross	Net	Gross	Net	Undis-counted	10%	15%	20%
							(thousands of dollars)			
Proved										
Producing	18,764	16,491	4,469	3,063	129,171	97,593	1,046,066	659,516	566,034	499,113
Non-Producing	7,063	6,298	1,130	803	38,327	28,976	323,381	167,548	130,280	104,435
Total Proved	25,827	22,789	5,599	3,866	167,498	126,569	1,369,447	827,064	696,314	603,548
Probable Additional	4,319	3,762	752	535	29,139	22,487	234,424	98,295	73,382	57,383
Total	30,146	26,551	6,351	4,401	196,637	149,056	1,603,871	925,359	769,696	660,931

Notes:

(1) Columns may not add due to rounding.

(2) "Gross" means the total of Acclaim Energy's working interest and/or royalty interest share before royalties owned by others. "Net" means the total of Acclaim Energy's working interest and/or royalty interest share after deducting the amounts attributable to royalties owned by others.

"Royalties" refers to royalties paid to others. The royalties deducted from the reserves are based on the percentage royalty calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling prices, the price forecasts for the individual properties in question have been employed.

"Proved Reserves" means those reserves estimated as recoverable with a high degree of certainty under current technology and existing economic conditions in the case of constant price and cost analyses and anticipated economic conditions in the case of escalated price and cost analyses, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

"Probable Additional Reserves" means those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved, but where such analysis suggests the likelihood of their existence and future recovery under current technology and existing or anticipated economic conditions. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future. **The Probable Additional Reserves and the estimated present worth thereof set forth above have been risk-weighted by 50% to take into account the risk factors associated with the recovery thereof.**

"Proved Producing Reserves" means those Proved Reserves that are actually on production and could be recovered from existing wells or facilities or, if facilities have not been installed, that would involve a small investment of capital relative to cash flow. In multi-well pools involving a competitive situation, reserves may be subdivided into producing and non-producing reserves in order to reflect allocation of reserves to specific wells and their respective development status.

"Proved Non-Producing Reserves" means those Proved Reserves that are not classified as producing.

(3) The escalating cost and price assumptions assume the continuance of current laws and regulations and increases in wellhead selling prices, and take into account inflation with respect to future operating capital costs. In the GLJ Reports operating costs are assumed to escalate at 1.5% per annum. Crude oil and natural gas base case prices as forecast by GLJ effective January 1, 2003 are as follows:

Gilbert Laustsen Jung Associates Ltd.
Crude Oil and Natural Gas Liquids Price Forecast

Year	WTI at Cushing, Oklahoma	Edmonton Par Price 40° API	Hardisty Heavy 12° API	Medium 29° API	Edmonton Propane	Edmonton Butane	Edmonton Pentanes Plus	Inflation Rate	Exchange Rate
	($US/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	(%/yr)	($US/$Cdn)
2003	25.50	38.50	23.50	33.00	24.75	27.25	39.50	1.5	0.650
2004	22.00	32.50	20.25	29.00	19.75	21.50	33.00	1.5	0.660
2005	21.00	30.50	19.50	27.00	19.50	20.50	31.00	1.5	0.670
2006	21.00	30.50	20.25	27.50	19.50	20.50	31.00	1.5	0.670
2007	21.25	30.50	20.25	27.50	19.50	20.50	31.00	1.5	0.680
2008	21.75	31.00	20.75	28.00	19.75	21.00	31.50	1.5	0.680
2009	22.00	31.50	21.25	28.50	20.25	21.50	32.00	1.5	0.680
2010	22.25	32.00	21.75	29.00	20.50	22.00	32.50	1.5	0.680
2011	22.50	32.50	22.25	29.50	20.75	22.50	33.00	1.5	0.680
2012	23.00	33.00	22.75	30.00	21.00	23.00	33.50	1.5	0.680
2013	23.25	33.50	23.25	30.50	21.50	23.50	34.00	1.5	0.680
2014	+1.5%/yr	+1.5%/yr	+1.5%/yr	+1.5%/yr	Escalated of 1.5% per year			1.5	0.680

Gilbert Laustsen Jung Associates Ltd.
Natural Gas Price Forecast

Year	Alberta 30 day Spot Plantgate	Saskatchewan 30 day Spot Plantgate	British Columbia 30 day Spot Plantgate
	($Cdn/mmbtu)	($Cdn/mmbtu)	($Cdn/mmbtu)
2003	5.40	5.65	5.30
2004	4.80	5.00	4.80
2005	4.50	4.70	4.50
2006	4.65	4.85	4.65
2007	4.65	4.85	4.65
2008	4.65	4.85	4.65
2009	4.65	4.85	4.65
2010	4.70	4.90	4.70
2011	4.75	4.95	4.75
2012	4.85	5.05	4.85
2013	4.90	5.10	4.90
2014	+1.5%/yr	Escalate at 1.5% per yr	

(4) Product prices used in the constant price evaluation were determined from GLJ's January 1, 2003 forecast for proven developed producing reserves, using their 2003 numbers. The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the dates of the GLJ Reports. Product prices were not escalated beyond January, 2003. In addition, operating and capital costs have not been increased on an inflationary basis. The prices used for Acclaim Energy's mix of crude oil gravities and various gas contracts were as follows:

Oil	–	$43.70/bbl
Natural Gas	–	$5.97/mcf
Propane	–	$33.94/bbl
Butanes	–	$36.37/bbl
Pentanes Plus	–	$48.83/bbl

(5) Effective on January 1, 1995, the ARTC Rate ranges from a maximum of 75% of $2,000,000 when the royalty tax credit reference is below $100/m^3$ to a minimum of 25% of $2,000,000 when the royalty tax credit reference is above $210/m^3$. Certain reserves qualify to receive the ARTC.

(6) The GLJ Reports estimate the future capital expenditures necessary to achieve the estimated present worth of future net cash flows based on escalating costs from Proved and Probable Additional Reserves to be an aggregate of $78.7 MM, of which $32.3 MM is to be expended in 2003, $31.9 MM is to be expended in 2004 and $14.5 MM thereafter (or based on constant costs: an aggregate of $77.4 MM, of which $32.3 MM is to be expended in 2003, $31.5 MM is to be expended in 2004 and $13.7 MM thereafter).

(7) Substantially all of the Proved Producing Reserves evaluated in the GLJ Reports were on production at January 1, 2002.

(8) The extent and character and all factual data supplied to GLJ were accepted by GLJ as represented. The crude oil and natural gas reserve calculations and any projections upon which the GLJ Reports are based were determined in accordance with generally accepted evaluation practices. No field inspection was conducted. Salvage values for facilities, well abandonment and lease clean-up costs have not been included in the GLJ Reports.

Reserves Reconciliation

The following table summarizes the changes in Acclaim Energy's gross share of crude oil, natural gas liquids and natural gas reserves, before deduction of royalties owned by others, from December 31, 2001 to December 31, 2002.

	Crude oil (mmbbls)			NGLs (mmbbls)			Natural gas (bcf)		
	Proved	Probable Additional (1)	Total	Proved	Probable Additional (1)	Total	Proved	Probable Additional (1)	Total
Year Ended December 31, 2001	9.7	2.2	11.8	4.4	0.7	5.1	116.6	22.7	139.3
Additions	0.9	0.0	1.0	0.4	0.0	0.4	13.6	–	13.6
Acquisition of Acclaim	10.2	1.3	11.5	0.2	0.0	0.3	21.9	2.7	24.6
Transfer of properties	(0.1)	(0.0)	(0.1)	(0.1)	(0.0)	(0.1)	(13.5)	(3.1)	(16.5)
Revisions	(0.0)	(0.2)	(0.2)	0.1	(0.1)	(0.0)	(6.7)	(3.1)	(9.7)
Dispositions	(0.1)	(0.0)	(0.1)	(0.2)	(0.0)	(0.2)	(1.4)	(0.2)	(1.6)
Production	(1.4)	–	(1.4)	(0.5)	–	(0.5)	(15.9)	–	(15.9)
Year Ended December 31, 2002	19.1	3.3	22.4	4.4	0.6	4.9	114.7	18.9	133.7
Acquisition of Elk Point	5.8	1.0	6.8	1.2	0.2	1.4	51.8	10.2	62.0
Year Ended December 31, 2002 (pro forma Elk Point)	24.9	4.3	29.2	5.6	0.8	6.3	166.5	29.1	195.7

Notes:

(1) Probable Additional Reserves have been reduced by 50% for risk.
(2) Columns may not add due to rounding.

Undeveloped Lands

The following table sets out Acclaim Energy's undeveloped land holdings as at December 31, 2002.

	Gross (1)	Net (2)
	(acres)	
Alberta	344,284	258,535
Saskatchewan	33,291	23,338
British Columbia	26,498	18,179
Total	404,073	300,052

Notes:

(1) "Gross" refers to the total acres in which Acclaim Energy has an interest.
(2) "Net" refers to the total acres in which Acclaim Energy has an interest, multiplied by the percentage working interest therein owned by Acclaim Energy.

The following table sets out Acclaim Energy's undeveloped land holdings as at December 31, 2002 pro forma the undeveloped land holdings acquired pursuant to the Elk Point Arrangement.

	Gross (1)	Net (2)
	(acres)	
Alberta	570,425	369,857
Saskatchewan	44,005	23,680
British Columbia	27,533	18,308
Total	641,963	416,845

Notes:

(1) "Gross" refers to the total acres in which Acclaim Energy has an interest.
(2) "Net" refers to the total acres in which Acclaim Energy has an interest, multiplied by the percentage working interest therein owned by Acclaim Energy.

Oil and Gas Wells

The following table sets forth the number and status of wells in which Acclaim Energy had a working interest as at December 31, 2002, which are producing or which Acclaim Energy considers to be capable of production.

	Producing				Shut-in (1)			
	Crude Oil		Natural Gas		Crude Oil		Natural Gas	
	Gross (2)	Net (3)	Gross (2)	Net (3)	Gross (2)	Net (3)	Gross (2)	Net (3)
Alberta	352	181	922	121	28	20	37	31
Saskatchewan	560	295	14	4	–	–	–	–
British Columbia	–	–	4	2	3	2	–	–
Total	912	476	940	127	31	22	37	31

Notes:

(1) "Shut-in" wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons. See "Business and Properties of Acclaim Energy – Principal Properties".
(2) "Gross" wells are defined as the total number of wells in which Acclaim Energy has an interest.
(3) "Net" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by Acclaim Energy's percentage working interest therein.

The following table sets forth the number and status of wells in which Acclaim Energy had a working interest as at December 31, 2002 pro forma the wells acquired pursuant to the Elk Point Arrangement, which are producing or which Acclaim Energy considers to be capable of production.

	Producing				Shut-in (1)			
	Crude Oil		Natural Gas		Crude Oil		Natural Gas	
	Gross (2)	Net (3)	Gross (2)	Net (3)	Gross (2)	Net (3)	Gross (2)	Net (3)
Alberta	662	244	1,158	214	37	22	73	50
Saskatchewan	606	295	47	4	1	–	–	–
British Columbia	18	1	5	2	3	2	–	–
Total	1,286	540	1,210	220	41	24	73	50

Notes:

(1) "Shut-in" wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons. See "Business and Properties of Acclaim Energy – Principal Properties".
(2) "Gross" wells are defined as the total number of wells in which Acclaim Energy has an interest.
(3) "Net" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by Acclaim Energy's percentage working interest therein.

Production History, Prices Received and Capital Expenditures

The following table sets forth certain information in respect of production, product prices received and expenditures made by the Trust for each quarter in the most recently completed financial year of the Trust, with comparative data for the same periods in the preceding financial year. As the Ketch Energy Arrangement completed on October 1, 2002 has been accounted for as a reverse take-over of the Trust by Ketch Energy, the results for the first three quarters of 2002 and all of 2001 are those of Ketch Energy and not the Trust and the results for the three months ended December 31, 2002 are the combined results of the Trust and Ketch Energy.

	Three Months Ended March 31,		Three Months Ended June 30,		Three Months Ended September 30,		Three Months Ended December 31,	
	2002	2001	2002	2001	2002	2001	2002	2001
Average Daily Production								
Natural gas (mcfd)	46,216	28,350	42,098	29,462	41,417	53,273	44,079	51,229
Crude oil (bbls/d)	3,190	2,373	3,132	2,398	3,211	2,841	6,325	3,054
NGLs (bbls/d)	1,454	284	1,152	163	1,302	1,936	1,417	1,486
Combined (BOE)	12,347	7,382	11,300	7,471	11,414	13,656	15,089	13,078
Average Prices Received [(1)]								
Natural gas ($/mmcf)	$ 2.96	$ 9.73	$ 3.72	$ 6.31	$ 2.76	$ 3.27	$ 5.36	$ 3.20
Crude oil ($/bbl)	$ 29.69	$ 38.75	$ 36.86	$ 36.86	$ 39.68	$ 39.62	$ 35.03	$ 22.20
NGLs ($/bbl)	$ 17.39	$ 39.56	$ 18.99	$ 36.18	$ 16.94	$ 18.74	$ 20.58	$ 16.89
Combined ($/BOE)	$ 20.80	$ 51.35	$ 26.01	$ 37.50	$ 23.12	$ 23.66	$ 32.27	$ 19.64
Royalties ($/BOE)	$ 4.70	$ 11.77	$ 5.80	$ 8.78	$ 5.88	$ 5.22	$ 7.26	$ 4.31
Operating Expenses ($/BOE) [(2)]	$ 4.63	$ 4.64	$ 4.25	$ 4.67	$ 5.51	$ 4.68	$ 5.48	$ 4.44
Netback Received ($/BOE)	$ 16.05	$ 31.92	$ 14.25	$ 22.07	$ 13.11	$ 15.97	$ 17.54	$ 15.57
Capital Expenditures (net) ($000's)	$ 18,842	$ 22,658	$ 19,484	$ 22,380	$ 16,135	$ (11,135)	$ 4,870	$ 15,553
Corporate Acquisitions ($000's)	$ –	$ –	$ –	$ –	$ –	$ 194,973	$ 137,438	$ –

Notes:

(1) Before hedging costs.
(2) Operating expenses are expenses incurred in the operation of producing properties and include items such as field staff salaries, power, fuel, chemicals, repairs and maintenance, property taxes, processing, treating fees, overhead fees and other costs related to production.

Drilling History

The following table sets forth the gross and net wells in which Acclaim Energy participated during the periods indicated.

	Twelve Months Ended December 31,					
	2002		2001		2000	
	Gross	Net	Gross	Net	Gross	Net
Crude Oil	19	12.3	22	11.9	8	4.3
Natural Gas	16	14.3	2	19.3	10	7.4
Dry and Abandoned	6	5.0	10	5.5	5	2.9
Total	41	31.6	56	35.7	23	14.6

Notes:

(1) "Gross Wells" means the number of wells in which Acclaim Energy had an interest.
(2) "Net Wells" means the aggregate of the numbers obtained by multiplying each gross well by Acclaim Energy's percentage working interest therein.
(3) Drilling activity for all of 2000, 2001 and the first nine months of 2002 is that of Ketch Energy, not Acclaim Energy, due to reverse take-over accounting.

Marketing

Acclaim Energy manages commodity price risk with an active hedging program designed to ensure long-term stable cash distributions for Unitholders, while providing access to commodity price increases. At any given time, Acclaim Energy strives to have downside protection on approximately 50% of its production, while retaining upside potential primarily through the use of puts and collars.

Natural Gas

At December 31, 2002, Acclaim Energy had the following contracts in place on 2003 natural gas production:

Financial Instrument	Daily Volume	Floor/Ceiling Price	Term
	(GJ/d)	($/GJ)	
Put	2,000	$4.50	November 1, 2002 - March 31, 2003
Put	5,000	$4.50	November 1, 2002 - March 31, 2003
Put	5,000	$4.75	November 1, 2002 - March 31, 2003
Collar	5,000	$4.75 - 8.20	December 1, 2002 - March 31, 2003
Collar	5,000	$4.75 - 7.80	December 1, 2002 - March 31, 2003
Collar	5,000	$5.00 - 6.85	January 1, 2003 - March 31, 2003
Collar	2,000	$4.50 - 6.35	April 1, 2003 - October 31, 2003
Collar	5,000	$4.50 - 6.20	April 1, 2003 - October 31, 2003
Collar	5,000	$4.50 - 6.25	April 1, 2003 - October 31, 2003
Collar	5,000	$4.50 - 6.50	April 1, 2003 - October 31, 2003
Collar	5,000	$4.50 - 6.16	April 1, 2003 - October 31, 2003

As at the date hereof, Acclaim Energy has downside protection in place on 50% of the estimated 2003 natural gas volumes. The hedging contracts in place originating from Acclaim Energy, Ketch Energy and Elk Point and relating to natural gas production for 2003 and for 2004 are set forth in the following tables.

2003 Commodity Contracts

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Natural Gas				
Fixed price (GJ/d)	13,667	8,000	8,000	2,667
Average price	$5.52	$5.06	$5.06	$5.06
Collars (GJ/d)	17,000	22,000	22,000	17,333
Average floor price	$4.94	$4.50	$4.50	$4.97
Average ceiling price	$7.49	$6.28	$6.28	$8.98
Floors (GJ/d)	12,000	–	–	–
Average floor price	$4.60	–	–	–
Call options (GJ/d)	3,000	8,000	8,000	4,667
Average call option price	$3.85	$4.69	$4.69	$4.69

2004 Commodity Contracts

Daily Quantity	Contract Price	Index	Term
Natural Gas – Collars			
5,000 GJ	$5.00 - 10.00	AECO	November 2002 - April 2004
5,000 GJ	$5.00 - 11.00	AECO	November 2002 - April 2004
5,000 GJ	$5.60 - 10.00	AECO	November 2003 - April 2004

As at the date hereof, approximately 67% of Acclaim Energy's gas sales are into the Alberta spot market, with 15% to fixed contracts and 18% to natural gas aggregator netback pools managed by Progas Limited and PanAlberta Gas. The netback pools are market sensitive and include a portfolio of contracts targeted outside of Alberta.

Crude Oil

Acclaim Energy has entered into a number of "collars" for both West Texas Intermediate ("WTI") oil prices and heavy oil price differentials as well as one heavy oil price differential floor for 2003, the details of which are summarized below.

Financial Instrument	Daily Volume	Floor/Ceiling Price	Term
	(bbls)	(U.S.$)	
Three way collar	1,000	U.S.$20.00 - 25.00 - 29.00	January 1, 2003 - July 31, 2003
Three way collar	1,000	U.S.$21.00 - 24.00 - 28.60	January 1, 2003 - December 31, 2003
Collar	500	U.S.$22.00 - 29.10	January 1, 2003 - December 31, 2003
Collar	500	U.S.$22.00 - 29.50	January 1, 2003 - December 31, 2003
Collar	500	U.S.$24.00 - 29.00	January 1, 2003 - June 30, 2003
Collar	500	U.S.$24.00 - 29.07	January 1, 2003 - June 30, 2003

Heavy Oil Differentials

Financial Instrument	Daily Volume	Floor/Ceiling Price	Term
	(bbls)	(U.S.$)	
Collar	800	U.S.$8.00 - 12.00	July 1, 2002 - June 30, 2003
Floor	200	U.S.$8.70	January 1, 2003 - June 30, 2003

As at the date hereof, Acclaim Energy has downside protection in place on 50% of the estimated 2003 crude oil volumes. The hedging contracts in place originating from Acclaim Energy, Ketch Energy and Elk Point and relating to crude oil production for 2003 and for 2004 are set forth in the following tables.

2003 Commodity Contracts

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Crude Oil				
Fixed price (bbls/d)	1,133	833	700	167
Average price (U.S.$)	U.S.$27.69	U.S.$26.80	U.S.$27.42	U.S.$27.42
Collars	4,000	4,000	4,000	4,000
Average floor price	$23.75	$23.75	$24.00	$24.00
Average ceiling price	$28.98	$28.98	$29.73	$29.73

2004 Commodity Contracts

Daily Quantity	Contract Price	Index	Term
Crude Oil – Collars			
500 bbls	U.S. $22.00 – 28.20	WTI	January 2004 - June 2004

Daily Quantity	Contract Price	Index	Term
Crude Oil – Three Way Contracts			
1,000 bbls	U.S.$20.00 - 24.00 - 30.20	WTI	January 2004 - July 2004
500 bbls	U.S.$21.00 - 24.50 - 30.15	WTI	January 2004 - July 2004
1,000 bbls	U.S.$21.00 - 25.00 - 29.45	WTI	January 2004 – December 2004
1,000 bbls	U.S.$21.25 - 24.50 - 29.95	WTI	July 2004 - December 2004

As at the date hereof, all of Acclaim Energy's crude oil production is sold to the spot market.

Capital Expenditures

The following table sets forth certain information in respect of capital expenditures made by the Trust for each of the three most recently completed financial years, based on reverse take-over accounting.

	2002	2001	2000
	000s	*000s*	*000s*
Drilling and completions	$ 27,523	$ 36,709	$ 15,763
Production facilities	13,627	10,936	2,876
Land and seismic	9,665	10,633	4,681
Total Exploration and Development	**50,815**	**58,278**	**23,320**
Acquisitions	9,181	13,976	3,855
Dispositions	(665)	(22,800)	–
Total Net Capital Expenditures	**$ 59,331**	**$ 49,545**	**$ 27,175**

The capital expenditures for 2000 and 2001 are those of Ketch Energy and the expenditures for 2002 reflect 9 months of Ketch Energy activity and the activity of the Trust from October 1, 2002, due to reverse take-over accounting.

Employees

As at April 30, 2003, Acclaim Energy had a total of 100 full time employees and 17 persons on a contract or consulting basis. The Trust has no employees.

Industry Conditions

Introduction

The oil and gas industry is subject to extensive controls and regulations imposed by various levels of government. Outlined below are some of the more significant aspects of the legislation, regulations and agreements governing the oil and gas industry. Although it is not expected that these controls and regulations will affect the operations of the Operating Entities in a manner materially different than it would affect other oil and gas companies of a similar size, the controls and regulations should be considered carefully by investors. All current legislation is a matter of public record and Acclaim Energy is unable to predict what additional legislation or amendments may be enacted.

Pricing and Marketing - Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Such price depends in part on oil quality, price of competing oils, distance to market and the value of refined products. Oil exporters are also entitled to enter into export contracts and export oil provided that, for contracts which do not exceed one year in the case of light crude oil and two years in the case of heavy crude oil, an export order is obtained from the National Energy Board prior to the export. Any export pursuant to a contract of longer duration must be made pursuant to a National Energy Board export licence and Governor in Council approval.

Pricing and Marketing – Natural Gas

In Canada, the price of natural gas sold in intra-provincial and inter-provincial trade is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the National Energy Board and the Government of Canada. The price received by the Operating Entities depends, in part, on the prices of competing natural gas and other substitute fuels, access to downstream transportation, distance to markets, length of the contract term, weather conditions, the supply and demand balance and other contractual terms. Exporters are free to negotiate prices with purchasers, provided that the export contracts continue to meet certain criteria prescribed by the National Energy Board and the Government of Canada. As in the case with oil, natural gas exports for a term of less than two years must be made pursuant to a National Energy Board order and, in the case of exports for a longer duration, pursuant to a National Energy Board licence and Governor in Council approval.

The governments of Alberta, British Columbia and Saskatchewan also regulate the removal of natural gas from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

Pipeline Capacity

Although pipeline expansions are ongoing, the lack of firm pipeline capacity continues to affect the oil and natural gas industry and limit the ability to produce and to market natural gas production. The pro rating of capacity on the interprovincial pipeline systems also continues to affect the ability to export oil.

The North American Free Trade Agreement

On January 1, 1994, the North American Free Trade Agreement ("NAFTA") among the governments of Canada, the U.S. and Mexico became effective. The NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the U.S. or Mexico will be allowed, provided that any export restrictions are justified under certain provisions of the General Agreement on Tariffs and Trade, and further provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to the total supply of the energy resource (based upon the proportion prevailing in the most recent 36 month period or in such other representative period as the parties may agree), (ii) impose an export price higher than the domestic price subject to an exception with respect to certain measures which only restrict the volume of exports, and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum or maximum export or import price requirements, provided, in the case of export-price requirements, prohibition in any circumstances in which any other form of quantitative restriction is prohibited, and in the case of import-price requirements, such requirements do not apply with respect to enforcement of countervailing and anti-dumping orders and undertakings.

The NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil, natural gas and natural gas liquids production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is also subject to certain provincial taxes and royalties. Operations of the Operating Entities which are not Crown lands and are subject to the provisions of specific agreements are also usually subject to royalties negotiated between the mineral owner and the lessee. These royalties are not eligible for incentive programs sponsored by various governments as discussed below. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quality of the petroleum product produced.

From time to time the governments of Canada, Alberta and Saskatchewan have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced recovery projects. The trend in recent years has been for provincial governments to allow such incentive programs to expire without renewal, and consequently few such incentive programs are currently operative.

Oil royalty rates vary from province to province. In Alberta, oil royalty rates vary between 10% and 35% for oil and 10% and 30% for new oil. The new oil rate is applicable to oil pools discovered after March 31, 1974 and prior to October 1, 1992. The Alberta government introduced the Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992.

Effective January 1, 1994, the calculation and payment of natural gas royalties became subject to a simplified process. The royalty reserved to the Crown, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying exploratory natural gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 continues to be eligible for a royalty exemption for a period of 12 months, or such later time that the value of the exempted royalty quantity equals a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible natural gas wells spudded or deepened to a depth below 2,500 metres is also subject to a royalty exemption, the amount of which depends on the depth of the well.

Oil sands projects are subject to a specific regulation made effective July 1, 1997 and expiring June 30, 2007, which, among other things, determines the Crown's share of crude and processed oil sands products.

In Alberta, a producer of oil or natural gas from Crown lands is entitled to a credit against the royalties payable to the Crown by virtue of the ARTC program. The ARTC program is based on a price-sensitive formula, and the ARTC rate currently varies between 75% for prices for oil at or below $100 per cubic metre and 25% for prices above $210 per cubic metre. In general, the ARTC rate is currently applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average "par price", as determined by the applicable government department for the previous quarterly period. On December 22, 1997, the Alberta government announced that it would conduct a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program, but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than $10,000 in royalties per year and non-corporate entities from qualifying from the program.

Effective January 1, 1994, the Government of Saskatchewan revised its fiscal regime for the oil and gas industry. Some royalties on wells existing as of that date will remain unchanged and therefore subject to various periods of royalty/tax reduction. While a number of incentives were eliminated or reduced (such as incentives for vertical infill wells and lower cost horizontal wells), new incentive programs were initiated to encourage greater exploration and development activity in the province.

The new fiscal regime in Saskatchewan provides an incentive to encourage the drilling of new vertical oil wells through a revised royalty/tax structure for new vertical oil wells and incremental production from new or expanded water flood projects, but not horizontal wells. The "Third Tier" Crown royalty rate and freehold production tax structure, which does not apply to horizontal wells, is price sensitive and varies between heavy and non-heavy oil (from a minimum of 10% for heavy oil at a base price to a maximum of 35% for non-heavy oil at a price above the base price). Previous time-based royalty/tax holidays applicable to new vertically drilled oil wells have been replaced with volume-based royalty/tax reduction incentives in which a maximum royalty of 5% (before application of the 1% Saskatchewan Resource Credit) will apply to various volumes depending on the depth and nature of the well (up to 25,000 cubic metres of oil in the case of deep exploratory wells). The maximum royalty applicable to the first 12,000 cubic metres of oil has been increased from 5% to 10% for production from certain re-entry horizontal wells. In addition, royalty/tax holidays for deep horizontal oil wells have been replaced with a 25,000 cubic metres volume incentive (5% maximum royalty). Oil production from qualifying reactivated oil wells are subject to a maximum new royalty rate of 5% (before the application of the 1% Saskatchewan Resource Credit) for the first five years following re-activation in the case of wells reactivated after 1993 and shut-in or suspended prior to January 1, 1993. With respect to qualifying exploratory natural gas wells, the first 25 million cubic metres of natural gas produced will be subject to an incentive maximum royalty rate of 5% (0% freehold production tax).

Producers of oil and natural gas in British Columbia are required to pay annual rental payments in respect of Crown leases and royalties and freehold production taxes in respect of oil and gas produced from Crown and freehold lands, respectively. The amount payable as a royalty in respect of oil depends on the vintage of the oil (whether it was produced from a pool discovered before or after October 31, 1975), whether the oil is considered incremental or produced from a well shut-in for at least 36 months immediately preceding January 1, 1998 and which resumed production on or after such date, the quantity of oil produced in a month and the value of the oil. Oil produced from pools discovered after June 30, 1974 may be exempt from the payment of a royalty for the first 36 months of production. Subject to the minimum royalties described in the following sentence, the royalty payable on natural gas is determined by a sliding scale based on a reference price, which is the greater of the amount obtained by the producer and a prescribed minimum price. Gas produced in association with oil has a minimum royalty of 8% while the royalty in respect of other gas may not be less than 15%.

Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of Crown royalties paid to the provincial governments. The ARTC program provides a rebate on Crown royalties paid in respect of eligible producing properties.

On March 3, 2003 the Department of Finance (Canada) released a technical paper entitled "Improving the Income Taxation of the Resource Sector in Canada" (the "Technical Paper"). The new structure for federal taxation of resource income proposed by the Technical Paper contains the following initiatives applicable to the oil and gas industry to be phased in over a five year period: (i) a reduction of the federal statutory corporate income tax rate on income earned from resource activities from 28 to 21%, beginning with a one percentage point reduction effective January 1, 2003, and (ii) a deduction for federal income tax purposes of actual provincial and other Crown royalties and mining taxes paid and the elimination of the 25% resource allowance. The Technical Paper also proposes that the percentage of ARTC that the Trust will be required to include in federal taxable income

will be 5% in 2003; 12.5% in 2004; 17.5% in 2005; 32.5% in 2006; 50% in 2007; 60% in 2008; 70% in 2009; 80% in 2010; 90% in 2011, and 100% in 2012 and beyond.

Environmental Regulation

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions and regulation on the storage and transportation of various substances produced or utilized in association with certain oil and gas industry operations and can affect the location and operation of wells and facilities and the extent to which exploration and development is permitted. In addition, legislation requires that well and facilities sites be abandoned and reclaimed to the satisfaction of provincial authorities. As well, applicable environmental laws may impose remediation obligations with respect to property designated as a contaminated site upon certain responsible persons, which include persons responsible for the substance causing the contamination, persons who caused the release of the substance and any past or present owner, tenant or other person in possession of the site. Compliance with such legislation can require significant expenditures and a breach of such legislation may result in the suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage, the imposition of fines and penalties or the issuance of clean-up orders. Applicable environmental laws in Alberta are consolidated in the *Environmental Protection and Enhancement Act*. Under this Act, environmental standards and compliance for releases, clean-up and reporting are stricter and more onerous than the previous legislation. Also, the range of enforcement actions available and the severity of penalties have been significantly increased. These changes will have an incremental effect on the cost of conducting operations in Alberta.

British Columbia's *Environmental Assessment Act* became effective June 30, 1995. This legislation rolled the previous processes for the review of major energy projects into a single environmental assessment process with public participation in the environmental and review process.

Acclaim Energy is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased, although not material, expenditures of both a capital and expense nature as a result of increasingly stringent laws relating to the protection of the environment.

ADDITIONAL INFORMATION RESPECTING ACCLAIM ENERGY TRUST

Units

An unlimited number of Units may be created and issued pursuant to the Trust Indenture. Each Unit represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Units outstanding from time to time is entitled to an equal share of any distributions from, and in any net assets of, the Trust in the event of the termination or winding-up of the Trust. All Units of the Trust rank among themselves equally and ratably without discrimination, preference or priority. Each Unit is transferable, is not be subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Units held by such holder (see "Redemption Right") and to one vote at all meetings of Unitholders for each Unit held. Unitholders shall not be subject to any liability in contract or tort or of any other kind in connection with the assets, obligations or affairs of the Trust or with respect to any acts performed by the Trustee or any other person pursuant to the Trust Indenture.

As at April 30, 2003, there were 125,905,631 Units outstanding, 6,260,000 Units reserved for issuance upon exercise of outstanding options to purchase Units and 437,500 Units reserved for issuance pursuant to other Unit compensation arrangements. In addition, 1,762,954 Units are reserved for issuance on exercise of Acclaim Exchangeable Shares (subject to increase for distributions) and up to 11,601,359 Units are reserved for issuance on conversion of the Convertible Debentures. See "Additional Information Respecting Acclaim Energy Inc. – Share Capital of Acclaim Energy" and "– Convertible Debentures of the Trust".

The Trust is seeking approval of the Unitholders at its annual and special meeting to be held on May 29, 2003 to consolidate the issued and outstanding Units on a one (1) for 2.5 basis. If Unitholder approval is obtained, the Trust currently intends to proceed with the consolidation as soon as practicable after the meeting.

Special Voting Units

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Units which will enable the Trust to effect exchangeable securities transactions. Exchangeable securities transactions are commonly used in corporate acquisitions to give the selling securityholder a tax deferred "rollover" on the sale of the

securityholder's securities, which may not otherwise be available. In an exchangeable securities transaction the tax event is generally deferred until the exchangeable securities are actually exchanged.

An unlimited number of Special Voting Units may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Units are not be entitled to any distributions of any nature whatsoever from the Trust, but are entitled to such number of votes at meetings of Unitholders as may be prescribed by the Board of Directors of Acclaim Energy in the resolution authorizing the issuance of any Special Voting Units. Except for the right to vote at meetings of the Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights.

Pursuant to the Danoil Merger, a Special Voting Unit was issued to the Voting Trustee, which Special Voting Unit is entitled to 29,171,184 votes until the Debentures are repaid in full. The Debentures mature on December 31, 2003. See "Acclaim Energy Trust – The Danoil Merger".

Convertible Debentures of the Trust

The following is a summary of the material attributes and characteristics of the Convertible Debentures. The Convertible Debentures have been issued pursuant to the provisions of an indenture (the "Convertible Debenture Indenture") dated as of December 17, 2002 among the Trust, Acclaim Energy and Computershare Trust Company of Canada, as trustee (the "Convertible Debenture Trustee"). The following summary does not purport to be complete and is qualified in its entirety by reference to the provisions in the Convertible Debenture Indenture.

The Convertible Debentures were originally issued in the aggregate principal amount of $45 million and a total of $41.3 million principal amount are currently outstanding. The Convertible Debentures will mature on December 31, 2007.

Terms and Issue of Convertible Debentures

The Convertible Debentures bear interest from the date of issue at 11% per annum, which is payable semi-annually in arrears on June 30 and December 31 in each year, commencing with June 30, 2003. The first interest payment will include interest accrued from December 17, 2002 to June 30, 2003.

The principal amount of the Convertible Debentures is payable in lawful money of Canada or, at the option of the Trust and subject to applicable regulatory approval, by payment of Units as further described under "– Payment upon Redemption or Maturity" and "– Redemption and Purchase". The interest on the Convertible Debentures is payable in lawful money of Canada including, at the option of the Trust and subject to applicable regulatory approval, in accordance with the Unit Interest Payment Obligation as described under "– Interest Payment Option".

The Convertible Debentures are direct obligations of the Trust and are not secured by any mortgage, pledge, hypothec or other charge and are subordinated to other liabilities of the Trust as described under "–Subordination". The Convertible Debenture Indenture does not restrict the Trust from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

Conversion Privilege

The Convertible Debentures are convertible at the holder's option into fully paid and non-assessable Units at any time prior to 5:00 p.m. (Calgary time) on the earlier of December 31, 2007 and the business day immediately preceding the date specified by the Trust for redemption of the Convertible Debentures, at a conversion price of $3.90 per Unit (the "Conversion Price"), being a conversion rate of 256.410 Units for each $1,000 principal amount of Convertible Debentures. No adjustment will be made for distributions on Units issuable upon conversion or for interest accrued on Convertible Debentures surrendered for conversion; however, holders converting their Convertible Debentures will receive accrued and unpaid interest thereon.

Redemption and Purchase

The Convertible Debentures are not redeemable on or before January 1, 2006. After January 1, 2006 and prior to maturity, the Convertible Debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days prior notice, at a redemption price of $1,050 per Convertible Debenture after January 1, 2006 and on or before January 1, 2007 and at a redemption price of $1,025 per Convertible Debenture after January 1, 2007 and before maturity (each a "Redemption Price"), in each case, plus accrued and unpaid interest thereon, if any.

In the case of redemption of less than all of the Convertible Debentures, the Convertible Debentures to be redeemed will be selected by the Convertible Debenture Trustee on a pro rata basis or in such other manner as the Convertible Debenture Trustee deems equitable, subject to the consent of the TSX.

The Trust has the right to purchase Convertible Debentures in the market, by tender or by private contract.

Payment upon Redemption or Maturity

On redemption or at maturity, the Trust will repay the indebtedness represented by the Convertible Debentures by paying to the Convertible Debenture Trustee in lawful money of Canada an amount equal to the aggregate Redemption Price of the outstanding Convertible Debentures which are to be redeemed or the principal amount of the outstanding Convertible Debentures which have matured, as the case may be, together with accrued and unpaid interest thereon. The Trust may, at its option, on not more than 60 days and not less than 30 days prior notice and subject to applicable regulatory approval, elect to satisfy its obligation to pay the Redemption Price of the Convertible Debentures which are to be redeemed or the principal amount of the Convertible Debentures which have matured, as the case may be, by issuing Units to the holders of the Convertible Debentures. Any accrued and unpaid interest thereon will be paid in cash. The number of Units to be issued will be determined by dividing the aggregate Redemption Price of the outstanding Convertible Debentures which are to be redeemed or the principal amount of the outstanding Convertible Debentures which have matured, as the case may be, by 95% of the current market price on the date fixed for redemption or the maturity date, as the case may be. No fractional Units will be issued on redemption or maturity but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

The term "current market price" is defined in the Convertible Debenture Indenture to mean the weighted average trading price of the Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date fixed for redemption or the maturity date, as the case may be.

Subordination

The payment of the principal of, and interest on, the Convertible Debentures is subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the Trust and indebtedness to trade creditors of the Trust. "Senior Indebtedness" of the Trust is defined in the Convertible Debenture Indenture as the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness of the Trust (whether outstanding as at the date of the Convertible Debenture Indenture or thereafter incurred), other than indebtedness evidenced by the Convertible Debentures and all other existing and future Convertible Debentures or other instruments of the Trust which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be *pari passu* with, or subordinate in right of payment to, the Convertible Debentures.

The Convertible Debenture Indenture provides that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Trust, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Trust, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Trust, then those holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of Convertible Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Convertible Debentures or any unpaid interest accrued thereon. The Convertible Debenture Indenture also provides that the Trust will not make any payment, and the holders of the Convertible Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Convertible Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Convertible Debentures or (b) at any time when an event of default has occurred under the Senior Indebtedness and is continuing and the notice of such event of default has been given by or on behalf of the holders of Senior Indebtedness to the Trust, unless the Senior Indebtedness has been repaid in full.

The Convertible Debentures are also effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors. Specifically, the Convertible Debentures are subordinated in right of payment to the prior payment in full of all indebtedness under the Trust's credit facilities.

Priority over Trust Distributions

The Trust Indenture provides that certain expenses of the Trust must be deducted in calculating the amount to be distributed to the Unitholders. Accordingly, the funds required to satisfy the interest payable on the Convertible Debentures, as well as the amount

payable upon redemption or maturity of the Convertible Debentures or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.

Change of Control of the Trust

Within 30 days following the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66⅔% or more of the Units (a "Change of Control"), the Trust is required to make an offer in writing to purchase all of the Convertible Debentures then outstanding (the "Convertible Debenture Offer"), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest (the "Convertible Debenture Offer Price").

The Convertible Debenture Indenture contains notification and repurchase provisions requiring the Trust to give written notice to the Convertible Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Convertible Debenture Offer. The Convertible Debenture Trustee will thereafter promptly mail to each holder of Convertible Debentures a notice of the Change of Control together with a copy of the Convertible Debenture Offer to repurchase all the outstanding Convertible Debentures.

If 90% or more of the aggregate principal amount of the Convertible Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Trust pursuant to the Convertible Debenture Offer, the Trust will have the right and obligation to redeem all the remaining Convertible Debentures at the Convertible Debenture Offer Price. Notice of such redemption must be given by the Trust to the Convertible Debenture Trustee within 10 days following the expiry of the Convertible Debenture Offer, and as soon as possible thereafter, by the Convertible Debenture Trustee to the holders of the Convertible Debentures not tendered pursuant to the Convertible Debenture Offer.

Interest Payment Option

The Trust may elect, from time to time, to satisfy its obligation to pay interest on the Convertible Debentures (the "Interest Obligation"), on the date it is payable under the Convertible Debenture Indenture (an "Interest Payment Date"), by delivering sufficient Units to the Convertible Debenture Trustee to satisfy all or any part of the Interest Obligation in accordance with the Convertible Debenture Indenture (the "Unit Interest Payment Election"). The Convertible Debenture Indenture provides that, upon such election, the Convertible Debenture Trustee shall (a) accept delivery from the Trust of Units, (b) accept bids with respect to, and consummate sales of, such Units, each as the Trust shall direct in its absolute discretion, (c) invest the proceeds of such sales in short-term permitted government securities (as defined in the Convertible Debenture Indenture) which mature prior to the applicable Interest Payment Date, and use the proceeds received from such permitted government securities, together with any proceeds from the sale of Units not invested as aforesaid, to satisfy the Interest Obligation, and (d) perform any other action necessarily incidental thereto.

The Convertible Debenture Indenture sets forth the procedures to be followed by the Trust and the Convertible Debenture Trustee in order to effect the Unit Interest Payment Election. If a Unit Interest Payment Election is made, the sole right of a holder of Convertible Debentures in respect of interest will be to receive cash from the Convertible Debenture Trustee out of the proceeds of the sale of Units (plus any amount received by the Convertible Debenture Trustee from the Trust attributable to any fractional Units) in full satisfaction of the Interest Obligation, and the holder of such Convertible Debentures will have no further recourse to the Trust in respect of the Interest Obligation.

Neither the Trust's making of the Unit Interest Payment Election nor the consummation of sales of Units will (a) result in the holders of the Convertible Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date, or (b) entitle such holders to receive any Units in satisfaction of the Interest Obligation.

Events of Default

The Convertible Debenture Indenture provides that an event of default ("Event of Default") in respect of the Convertible Debentures will occur if any one or more of the following described events has occurred and is continuing with respect of the Convertible Debentures: (a) failure for 10 days to pay interest on the Convertible Debentures when due; (b) failure to pay principal or premium, if any, on the Convertible Debentures when due, whether at maturity, upon redemption, by declaration or otherwise; (c) certain events of bankruptcy, insolvency or reorganization of the Trust under bankruptcy or insolvency laws; or (d) default in the observance or performance of any material covenant or condition of the Convertible Debenture Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Convertible Debenture Trustee to the Trust specifying such default and requiring the Trust to rectify the same. If an Event of Default has occurred and is

continuing, the Convertible Debenture Trustee may, in its discretion, and shall upon request of holders of not less than 25% of the principal amount of Convertible Debentures then outstanding, declare the principal of and interest on all outstanding Convertible Debentures to be immediately due and payable. In certain cases, the holders of more than 50% of the principal amount of the Convertible Debentures then outstanding may, on behalf of the holders of all Convertible Debentures, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Offers for Convertible Debentures

The Convertible Debenture Indenture contains provisions to the effect that if an offer is made for the Convertible Debentures which is a take-over bid for Convertible Debentures within the meaning of the *Securities Act* (Alberta) and not less than 90% of the Convertible Debentures (other than Convertible Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Convertible Debentures held by the holders of Convertible Debentures who did not accept the offer on the terms offered by the offeror.

Modification

The rights of the holders of the Convertible Debentures as well as any other series of Convertible Debentures that may be issued under the Convertible Debenture Indenture may be modified in accordance with the terms of the Convertible Debenture Indenture. For that purpose, among others, the Convertible Debenture Indenture contains certain provisions which will make binding on all Convertible Debenture holders resolutions passed at meetings of the holders of Convertible Debentures by votes cast thereat by holders of not less than 66⅔% of the principal amount of the Convertible Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66⅔% of the principal amount of the Convertible Debentures then outstanding. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Convertible Debentures of each particularly affected series.

Limitation on Issuance of Additional Convertible Debentures

The Convertible Debenture Indenture provides that the Trust shall not issue additional convertible debentures of equal ranking if the principal amount of all issued and outstanding convertible debentures of the Trust exceeds 25% of the Total Market Capitalization of the Trust immediately after the issuance of such additional convertible debentures. "Total Market Capitalization" is defined in the Convertible Debenture Indenture as the total principal amount of all issued and outstanding debentures of the Trust which are convertible at the option of the holder into Units of the Trust plus the amount obtained by multiplying the number of issued and outstanding Units of the Trust by the current market price of the Units on the relevant date.

Limitation on Non-Resident Ownership

At no time may non-residents of Canada be the beneficial owners of a majority of the Units, on a fully diluted basis, including any Units which may be issued upon conversion, redemption or maturity of the Convertible Debentures. The Convertible Debenture Trustee may require declarations as to the jurisdictions in which beneficial owners of Convertible Debentures are resident. If the Convertible Debenture Trustee becomes aware as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of 49% of the Units then outstanding, on a fully diluted basis, are, or may be, non-residents or that such a situation is imminent, the Convertible Debenture Trustee may make a public announcement thereof and shall not register a transfer of Convertible Debentures to a person unless the person provides a declaration that the person is not a non-resident. If, notwithstanding the foregoing, the Convertible Debenture Trustee determines that a majority of the Units are held by non-residents, the Convertible Debenture Trustee may send a notice to non-resident holders of Convertible Debentures, chosen in inverse order to the order of acquisition or registration of the Convertible Debentures or in such manner as the Convertible Debenture Trustee may consider equitable and practicable, requiring them to sell their Convertible Debentures or a portion thereof within a specified period of not less than 60 days. If the Convertible Debenture holders receiving such notice have not sold the specified number of Convertible Debentures or provided the Convertible Debenture Trustee with satisfactory evidence that they are not non-residents within such period, the Convertible Debenture Trustee may on behalf of such Convertible Debenture holder sell such Convertible Debentures, and, in the interim, shall suspend the rights attached to such Convertible Debentures. Upon such sale the affected holders shall cease to be holders of Convertible Debentures, and their rights shall be limited to receiving the net proceeds of sale upon surrender of such Convertible Debentures.

Issuance of Units

The Trust Indenture provides that Units, including rights, warrants, options and other securities to purchase, to convert into or to exchange into Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Board of Directors of Acclaim Energy may determine.

Cash Distributions

The Trust makes cash distributions in amounts equal to all of the interest and dividend income of the Trust, net of the Trust's administrative expenses. In addition, Unitholders may, at the discretion of the Board of Directors of Acclaim Energy, receive distributions in respect of repayments of principal made by Acclaim Energy to the Trust on the Acclaim Notes. Acclaim Energy endeavours to retain approximately 5% to 20% of its cash flow over time to fund capital expenditures and to distribute the balance to the Trust. The actual percentage retained by Acclaim Energy is subject to the discretion of the Board of Directors of Acclaim Energy and will vary from month to month depending on, among other things, the current and anticipated commodity price environment.

Cash distributions are made on or about the 20th day of each month to Unitholders of record on the immediately preceding distribution record date. The Trust's current policy is to distribute $0.065 per Unit per month ($0.78 per Unit per annum).

Redemption Right

Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Units, accompanied by a duly completed and properly executed notice requesting redemption. Upon receipt of the redemption request by the Trust, the holder thereof shall only be entitled to receive a price per Unit (the "Market Redemption Price") equal to the lesser of: (i) 90% of the "market price" of the Units on the principal market on which the Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Units are surrendered for redemption; and (ii) the "closing market price" on the principal market on which the Units are quoted for trading on the date that the Units are surrendered for redemption.

For the purposes of this calculation, "market price" will be an amount equal to the simple average of the closing price of the Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Units for each day that there was trading, if the market provides only the highest and lowest prices of Units traded on a particular day. The "closing market price" shall be: an amount equal to the closing price of the Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Units if there was trading and the exchange or other market provides only the highest and lowest prices of Units traded on a particular day, and the average of the last bid and last ask prices if there was no trading on the date.

The aggregate Market Redemption Price payable by the Trust in respect of any Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the following month. The entitlement of Unitholders to receive cash upon the redemption of their Units is subject to the limitation that the total amount payable by the Trust in respect of such Units and all other Units tendered for redemption in the same calendar month and in any preceding calendar month during the same year shall not exceed $100,000; provided that, Acclaim Energy may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Market Redemption Price payable by the Trust in respect of Units tendered for redemption in such calendar month shall be paid on the last day of the following month by: (i) the Trust distributing Danoil Notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Units tendered for redemption; or (ii) if the Trust does not hold Danoil Notes having a sufficient principal amount outstanding to effect such payment, by the Trust issuing its own promissory notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Units tendered for redemption, which promissory notes ("Redemption Notes") shall have terms and conditions substantially identical to those of the Danoil Notes.

If at the time Units are tendered for redemption by a Unitholder, the outstanding Units are not listed for trading on the TSX and are not traded or quoted on any other stock exchange or market which Acclaim Energy considers, in its sole discretion, provides

representative fair market value price for the Units or trading of the outstanding Units is suspended or halted on any stock exchange on which the Units are listed for trading or, if not so listed, on any market on which the Units are quoted for trading, on the date such Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Units were tendered for redemption then such Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Unit (the "Appraised Redemption Price") equal to 90% of the fair market value thereof as determined by Acclaim Energy as at the date upon which such Units were tendered for redemption. The aggregate Appraised Redemption Price payable by the Trust in respect of Units tendered for redemption in any calendar month shall be paid on the last day of the third following month by, at the option of the Trust: (i) a cash payment; or (ii) a distribution of Notes or Redemption Notes as described above.

It is anticipated that this redemption right will not be the primary mechanism for holders of Units to dispose of their Units. Danoil Notes or Redemption Notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Danoil Notes or Redemption Notes. Danoil Notes or Redemption Notes will not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans.

Non-Resident Unitholders

Certain provisions of the Tax Act require that the Trust not be established nor maintained primarily for the benefit of Non-Residents. Accordingly, in order to comply with such provisions, the Trust Indenture contains restrictions on the ownership of Units by Unitholders who are Non-Residents. Unitholders may be required to provide to the Trustee a declaration (a "Residence Declaration") specifying whether or not they are Non-Residents and if the Trustee becomes aware, as a result of requiring Residence Declarations or otherwise, that the beneficial owners of 25% of the Units then outstanding are or may be Non-Residents or such a situation is imminent, the Trustee shall thereafter request Residence Declarations at least annually in conjunction with the annual meetings of Unitholders. If at any time the Trustee becomes aware, as a result of requiring Residence Declarations as to beneficial ownership or otherwise, that the beneficial owners of 49% of the Units then outstanding are or may be Non-Residents or that such a situation is imminent, the Trustee may make a public announcement thereof and shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a Residence Declaration that the person is not a Non-Resident. If notwithstanding the foregoing, the Trustee determines that a majority of the Units are held by Non-Residents, the Trustee may send a notice to Non-Resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable, requiring them to sell their Units or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustee with satisfactory evidence that they are not Non-Residents within such period, the Trustee may on behalf of such Unitholder sell such Units and, in the interim, shall suspend the voting and distribution rights attached to such Units and shall make any distribution in respect of such Units by depositing such amount in a separate bank account in a Canadian chartered bank (net of any applicable taxes). Any sale shall be made on any stock exchange on which the Units are then listed and, upon such sale, the affected holders shall cease to be holders of Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the Trust certificates representing such Units.

Meetings of Unitholders

The Trust Indenture provides that meetings of Unitholders must be called and held for, among other matters, the appointment or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under "Amendments to the Trust Indenture"), the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust. Meetings of Unitholders will be called and held annually for, among other things, the election of the Trust's nominees to the Board of Directors of Acclaim Energy and the appointment of the auditors of the Trust.

A meeting of Unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 25% of the Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business proposed to be transacted at the meeting.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Units shall constitute a quorum for the transaction of business at all such meetings. The holders of any issued Special Voting Units who are present at the meeting shall not be regarded as representing outstanding Units for the purposes of determining such quorum.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

The Trustee

Computershare Trust Company of Canada is the trustee of the Trust. The Trustee is responsible for, among other things: (a) accepting subscriptions for Units and issuing Units pursuant thereto; (b) maintaining the books and records of the Trust and providing timely reports to holders of Units; and (c) paying cash distributions to Unitholders. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The term of the Trustee's appointment is until the annual meeting of Unitholders to be held in 2003. Thereafter, the Trustee shall be reappointed or changed every year as may be determined by a majority of the votes cast at a meeting of the Unitholders. The Trustee may resign upon 60 days' notice to the Trust. The Trustee may also be removed by Special Resolution of the Unitholders. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

Delegation of Authority, Administration and Trust Governance

The Board of Directors of Acclaim Energy is generally delegated the significant management decisions of the Trust and Acclaim Energy has been retained to administer the Trust on behalf of the Trustee. In particular, the Trustee has delegated to Acclaim Energy responsibility for any and all matters relating to: (a) the redemption of Units; (b) the making of investments by the Trust and the negotiation of management agreements respecting such investments; (c) any offering of securities of the Trust including: (i) the listing and maintaining of the listing on the TSX (or any other stock exchange) of the Units; (ii) the filing of documents or obtaining of permission from any governmental or regulatory authority or the taking of any other step under federal or provincial law to enable securities which a Unitholder is entitled to receive to be properly and legally delivered and thereafter traded; (iii) ensuring compliance with all applicable laws; (iv) all matters relating to the content of any prospectus, information memorandum, private placement memorandum and similar public or private securities offering documents, and the certification thereof; (v) all matters concerning the terms of the sale or issuance of Units or rights to Units; (d) the determination of any record date for distributions; and (e) the determination of any borrowing or granting of security under the Trust Indenture.

Board of Directors

Acclaim Energy currently has a Board of Directors consisting of seven individuals. Unitholders are entitled to elect the Board of Directors of Acclaim Energy. In its Information Circular - Proxy Statement dated April 17, 2003, Acclaim Energy has proposed the election of eight directors by Unitholders. See "Additional Information Respecting Acclaim Energy Inc.".

Decision Making

The Board of Directors of Acclaim Energy supervises the management of the business and affairs of Acclaim Energy, including the business and affairs of the Trust delegated to Acclaim Energy. The Trustee delegated certain matters to the Board of Directors of Acclaim Energy including all decisions relating to: (i) issuance of additional Units; and (ii) the determination of the amount of distributable cash. The Board of Directors of Acclaim Energy generally intends to hold regularly scheduled meetings to review the business and affairs of Acclaim Energy and make any necessary decisions relating thereto.

Liability of the Trustee

The Trust Indenture provides that the Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the Assets, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the Assets incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by Acclaim Energy or any other appropriately qualified person, any reliance on any such evaluation, any action or failure to act of Acclaim Energy or any other person to whom the Trustee has, with the consent of Acclaim Energy, delegated any of its duties thereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by Acclaim Energy to perform its duties under or delegated to it under the Trust Indenture or any material contract), unless such liabilities arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents. If the Trustee has retained an appropriate expert, adviser or legal counsel

with respect to any matter connected with its duties under the Trust Indenture or any material contract, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the Assets. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Amendments to the Trust Indenture

The Trust Indenture may be amended or altered from time to time by Special Resolution. The Trustee may, without the approval of the Unitholders, make certain amendments to the Trust Indenture, including amendments for the purpose of:

(a) ensuring the Trust's continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;

(b) ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced;

(c) ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;

(d) removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture, the Administration Agreement and any other agreement of the Trust or any offering document pursuant to which securities of the Trust are issued with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby; and

(e) curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby.

Take-over Bids

The Trust Indenture contains provisions to the effect that if a take-over bid is made for the Units and not less than 90% of the Units (other than Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units held by Unitholders who did not accept the take-over bid on the terms offered by the offeror.

Termination of the Trust

The Unitholders may vote to terminate the Trust at any meeting of the Unitholders duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 25% of the Units; (b) a quorum of 50% of the issued and outstanding Units is present in person or by proxy; and (c) the termination must be approved by Special Resolution of Unitholders.

Unless the Trust is terminated or extended by vote of the Unitholders earlier, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2099. In the event that the Trust is wound-up, the Trustee will sell and convert into money the trust assets in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the trust assets, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust. In no event shall the Trust be wound up until the trust assets shall have been disposed of, and under no circumstances shall any Unitholder come into possession of any interest in the trust assets. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the trust assets among the Unitholders in accordance with their pro rata share.

Reporting to Unitholders

The financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants. The audited financial statements of the Trust, together with the report of such chartered accountants, will be mailed by the Trustee to Unitholders and the unaudited interim financial statements of the Trust will be mailed to Unitholders within the periods prescribed by securities legislation. The year end of the Trust is December 31.

The Trust is subject to the continuous disclosure obligations under all applicable securities legislation.

Management of the Trust

Pursuant to the provisions of the Administration Agreement, Acclaim Energy provides certain management, administrative and support services to the Trust, including those necessary: (a) to ensure compliance by the Trust with continuance disclosure obligations under applicable securities legislation; (b) to provide investor relations services; (c) to provide or cause to be provided to Unitholders all information to which Unitholders are entitled to under the Trust Indenture; (d) to call, hold and distribute materials including notices of meetings and information circulars in respect of all necessary meetings of Unitholders; (e) to determine the amounts payable from time to time to Unitholders; and (f) to determine the timing and terms of future offerings of Units, if any. The Board of Directors of Acclaim Energy is required to approve all matters referred to in items (d), (e) and (f) above.

ADDITIONAL INFORMATION RESPECTING ACCLAIM ENERGY INC.

Management of Acclaim Energy

Acclaim Energy has a Board of Directors comprised of not more than nine nor less than five members, consisting currently of seven individuals. Unitholders are entitled to elect the Board of Directors of Acclaim Energy. In its Information Circular - Proxy Statement dated April 17, 2003, Acclaim Energy has proposed the election of eight directors by Unitholders.

The following table sets forth certain information respecting the directors and executive officers of Acclaim Energy.

Name and Municipality of Residence	Offices Held	Principal Occupation During the Past Five Years	Director Since
Robert G. Brawn [(1)(3)(4)] Calgary, Alberta	Chairman and Director	Corporate director.	April 20, 2001
Jack C. Lee [(2)(3)] Calgary, Alberta	Vice Chairman and Director	Corporate director since October 1, 2002. President and Chief Executive Officer of Acclaim Energy from April 20, 2001 until October 1, 2002 and prior thereto President and Chief Executive Officer of Danoil Energy Ltd., a predecessor of Acclaim Energy.	April 20, 2001
J. Paul Charron Calgary, Alberta	President, Chief Executive Officer and Director	President and Chief Executive Officer of Acclaim Energy since October 1, 2002. Vice President and Chief Financial Officer of Ketch Energy Ltd. from April 2000 until October 1, 2002 and prior thereto held positions of Managing Director, Vice President and Director and Vice President of BMO Nesbitt Burns Inc. from May 1997 to April 2000.	October 1, 2002
Grant B. Fagerheim [(2)(4)] Calgary, Alberta	Director	President and Chief Executive Officer of Ketch Resources Ltd. since October 1, 2002. President and Chief Executive Officer of Ketch Energy Ltd. from April 2000 until October 1, 2002 and prior thereto held positions of Senior Vice President, Chief Operating Officer and Vice President Business Development and Marketing of Northrock Resources Ltd. from April 1996 to December 1999.	October 1, 2002
Noel A. Cleland [(2)(3)] Calgary, Alberta	Director	Independent petroleum engineering consultant.	April 20, 2001

Name and Municipality of Residence	Offices Held	Principal Occupation During the Past Five Years	Director Since
Frank W. King [(1)(4)] Calgary, Alberta	Director	President of Metropolitan Investment Corporation (a financial services company).	April 20, 2001
R. Carl Smith [(1)] Calgary, Alberta	Director	Corporate director.	April 20, 2001
Brent D. Defosse Calgary, Alberta	Vice President, Production and Chief Operating Officer	Vice President, Production and Chief Operating Officer of Acclaim Energy since October 1, 2002. Upstream Project Coordinator of Chevron U.S.A. from 2001 to 2002. Drilling consultant to and Upstream Project Coordinator of Chevron U.S.A. from 1999 to 2001. Western Canadian Asset Manager of Chevron Canada from 1997 to 1999.	–
David J. Broshko Calgary, Alberta	Vice President, Finance and Chief Financial Officer	Chief Financial Officer of Acclaim Energy since May 5, 2003. Prior thereto Chief Financial Officer of Paramount Resources Ltd.	–
Richard J. Tiede Calgary, Alberta	Vice President, Business Development	Vice President, Business Development of Acclaim Energy since October 1, 2002. President and Chief Operating Officer of Landover Energy Inc. from January 2000 to June 2002. Manager of Engineering, Vice President, Engineering and Chief Engineer of Northrock Resources Ltd. from December 1993 until January 2000.	–
Grace D. Stickland Calgary, Alberta	Vice President, Land	Vice President, Land of Acclaim Energy since October 1, 2002. Managing Director of Warwick Energy Ltd. from March 2002 to November 2002. Land Consultant to Paramount Resources Ltd. from October 2000 to March 2002. Vice President, Land of Ventus Energy Ltd. from November 1998 to October 2000. Land Manager of Tarragon Oil and Gas Limited from November 1988 to November 1998.	–
Stephanie A. Bunch Calgary, Alberta	Controller	Controller of Acclaim Energy since October 1, 2002. Controller of Ketch Energy Ltd. from December 1, 2000 to September 30, 2002. Consultant from October 1999 to November 30, 2000. Controller of Inuvialuit Energy Inc. from June 1997 to October 1999.	–

Notes:

(1) Member of the Audit Committee.
(2) Member of the Reserves Committee.
(3) Member of the Compensation Committee.
(4) Member of the Governance Committee.
(5) Mr. King is a director of Wi-LAN Inc. ("Wi-LAN"). The Executive Director of the Alberta Securities Commission, Wi-LAN and certain of its directors, including Mr. King, entered into a Settlement Agreement and Undertaking in March, 1998 to resolve certain matters relating to non-compliance with applicable Alberta securities laws in connection with certain share issuances by Wi-LAN. Pursuant to the agreement, among other things, Wi-LAN undertook that, subject to certain exceptions, before it availed itself of any of the exemptions contained in the *Securities Act* (Alberta) for a period of one year from the date of the agreement, it would seek the permission of the Executive Director and the Wi-LAN directors undertook not to sell securities of Wi-LAN for a period of 18 months from the date of the agreement.

As at April 30, 2003, the directors and executive officers of Acclaim Energy, as a group, beneficially owned, directly or indirectly, 4,534,825 Units or approximately 3.6% of the issued and outstanding Units. In addition, the directors and executive officers of Acclaim Energy beneficially own, directly or indirectly, 1,469,416 Acclaim Preferred Shares which, after receipt of all necessary regulatory approvals, are convertible on a one-for-one basis into Acclaim Exchangeable Shares which in turn are exchangeable into an aggregate of 1,469,416 Units, subject to adjustment for distributions.

Share Capital of Acclaim Energy

The authorized capital of Acclaim Energy consists of an unlimited number of Acclaim Common Shares, an unlimited number of non-voting common shares, an unlimited number of preferred shares, issuable in series, and an unlimited number of exchangeable shares, issuable in series.

The following is a general description of the material rights, privileges, restrictions and conditions attaching to each class of shares.

Common Shares

Each Acclaim Common Share entitles its holder to receive notice of and to attend all meetings of shareholders of Acclaim Energy and to one vote at such meetings. The holders of Acclaim Common Shares are, at the discretion of the Board of Directors of Acclaim Energy and subject to the rights of holders of the preferred shares and the exchangeable shares and applicable legal restrictions, entitled to receive any dividends or other distributions declared by the Board of Directors of Acclaim Energy on the Acclaim Common Shares. The holders of Acclaim Common Shares are, subject to the rights of holders of the preferred shares and the exchangeable shares, entitled to share equally in any distribution of the assets of Acclaim Energy upon the liquidation, dissolution or winding-up of Acclaim Energy or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. All of the issued and outstanding Acclaim Common Shares are owned by the Trust.

Non-voting Common Shares

The non-voting common shares of Acclaim Energy have the same rights, privileges, restrictions and conditions as the Acclaim Common Shares, with the exception that holders thereof are not entitled to notice of or to vote at meetings of shareholders of Acclaim Energy (except where required by applicable law). Dividends may be declared on either the Acclaim Common Shares or the non-voting common shares of Acclaim Energy to the exclusion of the other. No non-voting common shares have been issued.

Preferred Shares

The preferred shares rank equal to the exchangeable shares and have a priority over all common shares and non-voting common shares with respect to the payment of dividends and distributions on a liquidation, dissolution or winding up of Acclaim Energy. The Board of Directors of Acclaim Energy have the authority to fix the number and particular rights, privileges, restrictions and conditions attaching to each series of the preferred shares.

The Board of Directors of Acclaim Energy authorized the creation of the first series of preferred shares of Acclaim Energy designated as the Acclaim Preferred Shares which are limited in number to 2,500,000 shares. The Acclaim Energy Preferred Shares have the following attributes: (a) a stated value of $4.86 per share; (b) a 14% annual cumulative dividend; (c) are convertible on a one-for-one basis for the Acclaim Exchangeable Shares at any time at the option of the holder or Acclaim Energy following receipt of all necessary regulatory approvals for the issuance of the Units underlying the Acclaim Exchangeable Shares; (d) are retractable at the option of the holder at an amount equal to the stated capital of such shares plus all accrued and unpaid dividends at any time after the 2003 annual general meeting of Unitholders in the event that all regulatory approvals have not been obtained; and (e) are redeemable at the option of Acclaim Energy at any time after December 31, 2002 for an amount equal to the stated capital of such shares plus all accrued and unpaid dividends.

As at April 30, 2003, there were 1,762,594 Acclaim Preferred Shares issued and outstanding which shares were issued in connection with the acquisition of the Manager. See "Acclaim Energy Trust – The Ketch Energy Arrangement".

Exchangeable Shares

The exchangeable shares rank equal to the preferred shares and have a priority over all common shares and non-voting common shares with respect to the payment of dividends and distributions on a liquidation, dissolution or winding-up of Acclaim Energy. The Board of Directors of Acclaim Energy have the authority to fix the number and particular rights, privileges, restrictions and conditions attaching to each series of the exchangeable shares.

The Board of Directors of Acclaim Energy authorized the creation of the first series of exchangeable shares of Acclaim Energy designated as the Acclaim Exchangeable Shares which are limited in number to 2,750,000 shares. The Acclaim Exchangeable Shares are issuable on a one-four-one basis on conversion, after receipt of all necessary regulatory approvals, of the 1,762,954 Acclaim Preferred Shares issued in connection with the acquisition of the Manager. See "Acclaim Energy Trust – The Ketch

Energy Arrangement". Each Acclaim Exchangeable Share will be exchangeable on a one-four-one basis for Units, subject to adjustments for distributions, provided that 570,453 shall only be convertible as to one-third thereof on each of October 1, 2003, 2004 and 2005.

Debt Securities of Acclaim Energy

Nevis Notes

The following summary of the material attributes of the Nevis Notes does not purport to be complete and is qualified in its entirety by reference to the provisions of the note indenture dated January 28, 1997 (the "Nevis Note Indenture") between Nevis (now Acclaim Energy) and Montreal Trust Company of Canada (now Computershare Trust Company of Canada), as trustee (the "Nevis Note Trustee"), which contains a complete statement of such attributes and characteristics.

The Nevis Notes were originally issued in the aggregate principal amount of $100 million. They will mature on December 31, 2027. The Nevis Notes bear interest at the rate of 2% per annum, payable quarterly on the last day of March, June, September and December of each year. The Nevis Notes are issuable only as fully registered notes in denominations of $25 and integral multiples thereof.

The principal of the Nevis Notes will be payable in cash or, as described below, by the issue and delivery of Nevis Common Shares. As at April 30, 2003, the principal amount of Nevis Notes outstanding was $22.8 million.

Payment upon Maturity

On maturity, Acclaim Energy will repay the indebtedness represented by the Nevis Notes by paying to the Nevis Note Trustee in cash an amount equal to the principal amount of the outstanding Nevis Notes, together with accrued and unpaid interest thereon. Alternatively, unless an Event of Default (as defined in the Nevis Note Indenture) has occurred and is continuing and has not been waived, Acclaim Energy may, at its option, on the giving of not more than 60 and not less than 30 days' notice, and subject to applicable regulatory approval, elect to satisfy its obligation to repay the principal amount of the Nevis Notes on maturity by the issue and delivery of Acclaim Common Shares having a fair market value (as determined by the Board of Directors of Acclaim Energy acting reasonably) equal to the aggregate outstanding principal amount of the Nevis Notes. Each holder of Nevis Notes shall be entitled to a pro rata distribution of Acclaim Common Shares equal to the product obtained by multiplying the total number of Acclaim Common Shares to be distributed by a fraction, of which the numerator is the aggregate principal amount of the Nevis Notes held by such holder and the denominator is the aggregate principal amount of the Nevis Notes. Fractional Acclaim Common Shares will not be issued and where the number of Acclaim Common Shares to be issued to any holder includes a fraction, the number will be rounded up to the next whole number.

Ranking

Payment of the principal and interest on the Nevis Notes will be subordinated in right of payment, as set forth in the Nevis Note Indenture, to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior indebtedness ("senior indebtedness") which is defined as all indebtedness and liabilities of Nevis which, by the terms of the instrument creating or evidencing the same, are expressed to rank in right of payment in priority to the indebtedness evidenced by the Nevis Note Indenture. The Nevis Note Indenture provides that upon any distribution of the assets of Nevis, in the event of any dissolution, winding-up, liquidation, reorganization or other similar proceedings relative to Acclaim Energy, senior indebtedness will be entitled to receive payment in full before the holders of the Nevis Notes are entitled to receive any payment.

The Nevis Notes are unsecured debt obligations of Acclaim Energy, rank after bank indebtedness and rank *pari passu* with all other unsecured indebtedness of Acclaim Energy, to which the Nevis Notes are not subordinated instruments.

Events of Default

The Nevis Note Indenture provides that any of the following shall constitute an Event of Default (i) default in payment of the principal of the Nevis Notes when the same becomes due; (ii) the failure to pay all of the interest obligations for a period of 12 months; (iii) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership or encumbrance; (iv) the taking of possession by an encumbrancer of all or substantially all the property of Acclaim Energy; and (v) default in the observance or performance of any other covenant or condition of the Nevis Note Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Nevis Note Trustee to Nevis specifying such default and requiring Acclaim

Energy to rectify the same. In any event, the Nevis Note Indenture provides that the Nevis Note Trustee shall not take any steps or actions with respect to an Event of Default without the prior consent of the Trust provided the Trust holds, directly or indirectly, at least 25% of the aggregate principal amount of the outstanding Nevis Notes. Certain other provisions under the Nevis Note Indenture require the prior consent or authorization of the Trust if the Trust holds, directly or indirectly, at least 25% of the aggregate principal amount of the outstanding Nevis Notes.

Description of Debentures

The following is a summary of the material attributes and characteristics of the Debentures. The Debentures have been issued pursuant to the provisions of an indenture (the "Debenture Indenture") dated April 20, 2001 and made between Nevis (now Acclaim Energy) and Montreal Trust Company of Canada (now Computershare Trust Company of Canada), as trustee (the "Debenture Trustee").

The Debentures were issued in the aggregate principal amount of $23.5 million and a total of $2,589,527 million principal amount are currently outstanding.

Terms and Issue of Debentures

The Debentures are unsecured and bear interest from the date of issue at 6% per annum. Interest is payable for each calendar quarter during the term on the last day of the quarter.

Principal and interest on the Debentures is payable in lawful money of Canada directly to the holders of Debentures at their address set forth in the register of holders of Debentures.

Principal Payments

Acclaim Energy was obligated to make payments of principal on the Debentures, for each $1.00 principal amount of Debentures, in an amount equal to $0.25 on each of September 30, 2001, December 31, 2001 and March 31, 2002, and in an amount equal to $0.035 for each $1.00 principal amount on each of June 30, 2002, September 30, 2002, December 31, 2002, March 31, 2003, all of which payments have been made, and is required to make additional payments of principal, in an amount equal to $0.035 for each $1.00 principal amount at the end of the next succeeding two calendar quarters, and in an amount equal to the remaining balance ($0.04) on December 31, 2003.

Redemption

Acclaim Energy has the right at any time and from time to time to redeem all or part of the Debentures at a price equal to 103% of the outstanding principal amount thereof plus accrued and unpaid interest. If less than 10% of the original principal amount of the Debentures is outstanding at any time, Acclaim Energy will have the right to redeem all and not less than all of the Debentures then outstanding at a price equal to 100% of the principal amount plus accrued and unpaid interest.

Negative Covenants

The Debenture Indenture prohibits the payment of any distributions by way of dividends, interest, return of capital, repayment of principal or otherwise by Acclaim Energy to the Trust at any time when the interest or principal payments in respect of the Debentures are in default.

Ranking

Payment of the principal of and interest (other than regularly scheduled interest and principal at maturity provided no default on senior indebtedness (as hereinafter defined) has occurred and payment of such interest or principal is not otherwise required to be suspended in accordance with the terms of subordination agreements which may be entered into with the holders of senior indebtedness (as herein defined)) on the Debentures is subordinated in right of payment, as set forth in the Debenture Indenture, to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior indebtedness ("senior indebtedness") which is defined as all indebtedness, obligations and liabilities of Nevis in respect of borrowed money, other than (i) indebtedness evidenced by the Debenture Indenture, (ii) indebtedness evidenced by the Note Indenture and (iii) indebtedness which, by the terms of the instrument creating or evidencing the same, is expressed to rank in right of payment equally with or subordinate to the indebtedness evidenced by the Debenture Indenture.

In the event of any creditor proceedings, the indebtedness represented by the Debentures is not to be classified with any senior indebtedness for voting or distribution, which means that holders of senior indebtedness will vote separately from the holders of Debentures in respect of any restructuring or arrangement proposal regarding Acclaim Energy.

Default

The Debenture Indenture provides that any of the following shall constitute an Event of Default: (i) default in payment of the principal of the Debentures when the same becomes due; (ii) the failure to pay the interest obligations of the Debentures for a period of 30 days, (iii) default on any indebtedness exceeding $5,000,000; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency or receivership; (v) the taking of possession by an encumbrancer of all or substantially all of the property of Acclaim Energy; or (vi) default in the observance or performance of any other covenant or condition of the Debenture Indenture and the continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to Acclaim Energy specifying such default and requiring Acclaim Energy to rectify the same.

Subordination Agreements

Pursuant to the terms of the Debenture Indenture, the Debenture Trustee may enter into subordination agreements with the holders of certain senior indebtedness under which the Debenture Trustee on behalf of the holders of Debentures may agree directly with a holder of senior indebtedness in implementation of and/or in addition to the subordination terms described under "– Ranking". The Debenture Trustee may give a holder of senior indebtedness a power of attorney to be exercised in any creditor proceedings to enforce the terms thereof. The Debenture Trustee may also agree to ensure any transferee of Debentures agrees to be bound by the provisions of the subordination agreements.

Danoil Notes

The following summary of the material attributes and characteristics of the Danoil Notes does not purport to be complete and is qualified in its entirety by reference to the provisions of a note indenture (the "Danoil Note Indenture") dated April 20, 2001 and made between Nevis (now Acclaim Energy) and Montreal Trust Company of Canada (now Computershare Trust Company of Canada), as trustee (the "Danoil Note Trustee"), which contains a complete statement of such attributes and characteristics. The Danoil Notes are issued under the Note Indenture.

The Danoil Notes were issued in the aggregate principal amount of $91.4 million and $76.5 million were outstanding at April 30, 2003.

Terms and Issue of Notes

The Danoil Notes are unsecured and bear interest from February 20, 2002 at 12% per annum. Interest is payable for each month during the term on the 20th day of the month following such month.

All principal will be due on maturity, the fifteenth anniversary of the issue date. Acclaim Energy shall at any time be allowed to prepay all or any part of the outstanding principal without notice or bonus.

Principal and interest on the Danoil Notes is payable in lawful money of Canada directly to the holders of Danoil Notes at their address set forth in the register of holders of Danoil Notes. The Trust is the holder of all of the issued and outstanding Danoil Notes.

Ranking

Payment of the principal of and interest (other than regularly scheduled interest and principal at maturity provided no default on senior indebtedness (as hereinafter defined) has occurred and payment of such interest or principal is not otherwise required to be suspended in accordance with the terms of subordination agreements which may be entered into with the holders of senior indebtedness (as herein defined)) on the Danoil Notes is subordinated in right of payment, as set forth in the Danoil Note Indenture, to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior indebtedness ("senior indebtedness") which is defined as (a) all indebtedness, obligations and liabilities of Acclaim Energy in respect of borrowed money (including, without limitation, the Debentures and the deferred purchase price of property), other than (i) indebtedness evidenced by the Danoil Note Indenture and (ii) indebtedness which, by the terms of the instrument creating or evidencing the same, is expressed to rank in right of payment equally with or subordinate to the indebtedness evidenced by the Danoil Note Indenture, and (b) from and after the commencement of, and during the continuance

of, any creditor proceedings (including bankruptcy, liquidation, winding-up, dissolution, restructuring or arrangement proceedings), all indebtedness, obligations and liabilities of Acclaim Energy, other than indebtedness, obligations and liabilities of Acclaim Energy represented by the Danoil Notes. The Danoil Note Indenture provides that in the event of any creditor proceedings relative to Acclaim Energy, the holders of all senior indebtedness, which would include bank debt and suppliers of Acclaim Energy, will be entitled to receive payment in full before the holders of the Danoil Notes are entitled to receive any payment. Any amount of property received contrary to these provisions shall be held in trust for and paid over to the holders of senior indebtedness.

In the event of any creditor proceedings, the indebtedness represented by the Danoil Notes is not to be classified with any senior indebtedness for voting or distribution, which means that holders of senior indebtedness will vote separately from the holders of Danoil Notes in respect of any restructuring or arrangement proposal regarding Acclaim Energy.

Default

The Danoil Note Indenture provides that any of the following shall constitute an Event of Default: (i) default in payment of the principal of the Danoil Notes when the same becomes due; (ii) the failure to pay the interest obligations of the Danoil Notes for a period of 12 months; (iii) default on any indebtedness exceeding $5,000,000; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency or receivership; (v) the taking of possession by an encumbrancer of all or substantially all of the property of Acclaim Energy; or (vi) default in the observance or performance of any other covenant or condition of the Danoil Note Indenture and the continuance of such default for a period of 30 days after notice in writing has been given by the Danoil Note Trustee to Acclaim Energy specifying such default and requiring Acclaim Energy to rectify the same.

Subordination Agreements

Pursuant to the terms of the Danoil Note Indenture, the Danoil Note Trustee may enter into subordination agreements with the holders of certain senior indebtedness under which the Danoil Note Trustee on behalf of the holders of Danoil Notes may agree directly with a holder of senior indebtedness in implementation of and/or in addition to the subordination terms described under "– Ranking". The Danoil Note Trustee may give a holder of senior indebtedness a power of attorney to be exercised in any creditor proceedings to enforce the terms thereof. The Danoil Note Trustee may also agree to ensure any transferee of Danoil Notes (or other securities of Acclaim Energy) agrees to be bound by the provisions of the subordination agreements.

Ketch Energy Notes

The following summary of the material attributes and characteristics of the Ketch Energy Notes does not purport to be complete and is qualified in its entirety by reference to the provisions of a note indenture (the "Ketch Energy Note Indenture") dated October 1, 2002 and made between 984486 Alberta Ltd. (now Acclaim Energy) and Computershare Trust Company of Canada, as trustee (the "Ketch Energy Note Trustee"), which contains a complete statement of such attributes and characteristics. The Ketch Energy Notes are issued under the Ketch Energy Note Indenture.

The Ketch Energy Notes were issued in the aggregate principal amount of $246.4 million and $246.4 million were outstanding at April 30, 2003.

Terms and Issue of Notes

The Ketch Energy Notes are unsecured and bear interest from October 1, 2002 at 12% per annum. Interest is payable for each month during the term on the 15th day of the month following such month.

All principal will be due on maturity, December 1, 2022, subject to extension. Acclaim Energy shall at any time be allowed to prepay all or any part of the outstanding principal without notice or bonus.

Principal and interest on the Ketch Energy Notes is payable in lawful money of Canada directly to the holders of Ketch Energy Notes at their address set forth in the register of holders of Ketch Energy Notes. The Trust is the holder of all of the issued and outstanding Ketch Energy Notes.

Ranking

Payment of the principal of and interest (other than regularly scheduled interest and principal at maturity provided no default on senior debt (as hereinafter defined) has occurred and payment of such interest or principal is not otherwise required to be

suspended in accordance with the terms of subordination agreements which may be entered into with the holders of senior debt (as herein defined)) on the Ketch Energy Notes is subordinated in right of payment, as set forth in the Ketch Energy Note Indenture, to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior debt ("senior debt") which is defined as (a) all indebtedness, obligations and liabilities of Acclaim Energy in respect of borrowed money, other than (i) indebtedness evidenced by the Ketch Energy Note Indenture and (ii) indebtedness which, by the terms of the instrument creating or evidencing the same, is expressed to rank in right of payment equally with or subordinate to the indebtedness evidenced by the Ketch Energy Note Indenture, and (b) from and after the commencement of, and during the continuance of, any creditor proceedings (including bankruptcy, liquidation, winding-up, dissolution, restructuring or arrangement proceedings), all indebtedness, obligations and liabilities of Acclaim Energy, other than indebtedness, obligations and liabilities of Acclaim Energy represented by the Ketch Energy Notes. The Ketch Energy Note Indenture provides that in the event of any creditor proceedings relative to Acclaim Energy, the holders of all senior debt, which would include bank debt of Acclaim Energy, will be entitled to receive payment in full before the holders of the Ketch Energy Notes are entitled to receive any payment. Any amount of property received contrary to these provisions shall be held in trust for and paid over to the holders of senior debt.

In the event of any creditor proceedings, the indebtedness represented by the Ketch Energy Notes is not to be classified with any senior debt for voting or distribution, which means that holders of senior debt will vote separately from the holders of Ketch Energy Notes in respect of any restructuring or arrangement proposal regarding Acclaim Energy.

Default

The Ketch Energy Note Indenture provides that any of the following shall constitute an Event of Default: (i) default in payment of the principal of the Ketch Energy Notes when the same becomes due; (ii) the failure to pay the interest obligations of the Ketch Energy Notes for a period of 12 months; (iii) default on any indebtedness exceeding $1,000,000; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency or receivership; (v) the taking of possession by an encumbrancer of all or substantially all of the property of Acclaim Energy; or (vi) default in the observance or performance of any other covenant or condition of the Ketch Energy Note Indenture and the continuance of such default for a period of 30 days after notice in writing has been given by the Ketch Energy Note Trustee to Acclaim Energy specifying such default and requiring Acclaim Energy to rectify the same.

Subordination Agreements

Pursuant to the terms of the Ketch Energy Note Indenture, the Ketch Energy Note Trustee may enter into subordination agreements with the holders of certain senior debt under which the Ketch Energy Note Trustee on behalf of the holders of Ketch Energy Notes may agree directly with a holder of senior debt in implementation of and/or in addition to the subordination terms described under "– Ranking". The Ketch Energy Note Trustee may give a holder of senior debt a power of attorney to be exercised in any creditor proceedings to enforce the terms thereof. The Ketch Energy Note Trustee may also agree to ensure any transferee of Ketch Energy Notes (or other securities of Acclaim Energy) agrees to be bound by the provisions of the subordination agreements.

Elk Point Notes

The following summary of the material attributes and characteristics of the Elk Point Notes does not purport to be complete and is qualified in its entirety by reference to the provisions of a note indenture (the "Elk Point Note Indenture") dated January 28, 2003 and made between 3967336 Canada Inc. (now Acclaim Energy West Inc.) and Computershare Trust Company of Canada, as trustee (the "Elk Point Note Trustee"), which contains a complete statement of such attributes and characteristics. The Elk Point Notes are issued under the Elk Point Note Indenture.

The Elk Point Notes were issued in the aggregate principal amount of $110.1 million and $110.1 million were outstanding at April 30, 2003.

Terms and Issue of Notes

The Elk Point Notes are unsecured and bear interest from March 31, 2003 at 12% per annum. Interest is payable for each month during the term on the 15th day of the month following such month.

All principal will be due on maturity, December 1, 2022, subject to extension. Acclaim Energy shall at any time be allowed to prepay all or any part of the outstanding principal without notice or bonus.

Principal and interest on the Elk Point Notes is payable in lawful money of Canada directly to the holders of Elk Point Notes at their address set forth in the register of holders of Elk Point Notes. The Trust is the holder of all of the issued and outstanding Elk Point Notes.

Ranking

Payment of the principal of and interest (other than regularly scheduled interest and principal at maturity provided no default on senior debt (as hereinafter defined) has occurred and payment of such interest or principal is not otherwise required to be suspended in accordance with the terms of subordination agreements which may be entered into with the holders of senior debt (as herein defined)) on the Elk Point Notes is subordinated in right of payment, as set forth in the Elk Point Note Indenture, to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior debt ("senior debt") which is defined as (a) all indebtedness, obligations and liabilities of Acclaim Energy in respect of borrowed money, other than (i) indebtedness evidenced by the Elk Point Note Indenture and (ii) indebtedness which, by the terms of the instrument creating or evidencing the same, is expressed to rank in right of payment equally with or subordinate to the indebtedness evidenced by the Elk Point Note Indenture, and (b) from and after the commencement of, and during the continuance of, any creditor proceedings (including bankruptcy, liquidation, winding-up, dissolution, restructuring or arrangement proceedings), all indebtedness, obligations and liabilities of Acclaim Energy, other than indebtedness, obligations and liabilities of Acclaim Energy represented by the Elk Point Notes. The Elk Point Note Indenture provides that in the event of any creditor proceedings relative to Acclaim Energy, the holders of all senior debt, which would include bank debt of Acclaim Energy, will be entitled to receive payment in full before the holders of the Elk Point Notes are entitled to receive any payment. Any amount of property received contrary to these provisions shall be held in trust for and paid over to the holders of senior debt.

In the event of any creditor proceedings, the indebtedness represented by the Elk Point Notes is not to be classified with any senior debt for voting or distribution, which means that holders of senior debt will vote separately from the holders of Elk Point Notes in respect of any restructuring or arrangement proposal regarding Acclaim Energy.

Default

The Elk Point Note Indenture provides that any of the following shall constitute an Event of Default: (i) default in payment of the principal of the Elk Point Notes when the same becomes due; (ii) the failure to pay the interest obligations of the Elk Point Notes for a period of 12 months; (iii) default on any indebtedness exceeding $1,000,000; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency or receivership; (v) the taking of possession by an encumbrancer of all or substantially all of the property of Acclaim Energy; or (vi) default in the observance or performance of any other covenant or condition of the Elk Point Note Indenture and the continuance of such default for a period of 30 days after notice in writing has been given by the Elk Point Note Trustee to Acclaim Energy specifying such default and requiring Acclaim Energy to rectify the same.

Subordination Agreements

Pursuant to the terms of the Elk Point Note Indenture, the Elk Point Note Trustee may enter into subordination agreements with the holders of certain senior debt under which the Elk Point Note Trustee on behalf of the holders of Elk Point Notes may agree directly with a holder of senior debt in implementation of and/or in addition to the subordination terms described under "–Ranking". The Elk Point Note Trustee may give a holder of senior debt a power of attorney to be exercised in any creditor proceedings to enforce the terms thereof. The Elk Point Note Trustee may also agree to ensure any transferee of Elk Point Notes (or other securities of Acclaim Energy) agrees to be bound by the provisions of the subordination agreements.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Financial Information

	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
	($000's, except per Unit amounts and Unit/Share numbers)		
Earnings Information			
Petroleum and natural gas sales	$ 119,455	$ 118,409	$ 50,143
Earnings (loss)	$ (1,544)	$ 13,783	$ 8,004
Earnings (loss) per Unit			
Basic	$ (0.02)	$ 0.36	$ 0.42
Diluted	$ (0.02)	$ 0.35	$ 0.41
Balance Sheet Information			
Total Assets	$ 658,411	$ 486,802	$ 189,972
Bank Debt	$ 73,355	$ 128,074	$ 46,267
Units/Shares Outstanding	98,098,863	41,817,111	25,459,392

Notes:

(1) The figures provided for the years ended December 31, 2001 and 2000 are for Ketch Energy. Per Unit information for prior years has been restated using the ratio of 1.15 Units for each Ketch Energy share outstanding.

(2) Shares outstanding as at December 31, 2001 and 2000 are those of Ketch Energy.

Quarterly Financial Information

	2002				2001			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	($000's, except per Unit amounts)							
Earnings Information								
Petroleum and natural gas sales	$ 41,576	$ 24,690	$ 24,987	$ 28,202	$ 29,998	$ 32,156	$ 24,148	$ 32,107
Net Earnings (loss)	1,709	(3,736)	457	26	(1,247)	2,025	5,343	7,666
Earnings (loss) per Unit								
Basic	0.02	(0.07)	0.01	–	(0.03)	0.04	0.17	0.26
Diluted	0.02	(0.07)	0.01	–	(0.03)	0.04	0.16	0.24

Notes:

(1) The information for the first three quarters of 2002 and all of 2001 is that of Ketch Energy due to reverse take-over accounting.

(2) Earnings (loss) per Unit for all of 2001 and the first three quarters of 2002 is that of Ketch Energy, converted as if the Ketch Energy shares had been exchanged for Units at the ratio of 1.15 Units for each Ketch Energy share then outstanding.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to the "Management's Discussion and Analysis" of the Trust on pages 23 through 37 inclusive, of the Trust's 2002 Annual Report, which pages are incorporated herein by reference.

MARKET FOR SECURITIES

The Units and the Convertible Debentures are listed for trading on the TSX under the symbol "AE.UN" and "AE.DB", respectively.

DISTRIBUTIONS

Policy

The Trust makes cash distributions in amounts equal to all of the interest and dividend income of the Trust, net of the Trust's administrative expenses. In addition, Unitholders may, at the discretion of the Board of Directors of Acclaim Energy, receive distributions in respect of repayments of principal made by Acclaim Energy to the Trust on the Acclaim Notes. Acclaim Energy endeavours to retain approximately 5% to 20% of its cash flow over time to fund capital expenditures and to distribute the balance to the Trust. The actual percentage retained by Acclaim Energy is subject to the discretion of the board of directors of Acclaim Energy and will vary from month to month depending on, among other things, the current and anticipated commodity price environment.

Cash distributions are made on or about the 20th day of each month to Unitholders of record on the immediately preceding distribution record date. The Trust's current policy is to distribute $0.065 per Unit per month ($0.78 per Unit per annum).

Distribution Record

Since the Danoil Merger, the Trust has paid $1.15 per Unit or $66.4 million all by way of return of capital, as set forth below:

2001	Distribution Per Unit
September [1]	$0.08
October	$0.08
November	$0.05
December	$0.05
2002	
January	$0.05
February	$0.05
March	$0.05
April	$0.05
May	$0.05
June	$0.06
July	$0.06
August	$0.06
September	$0.06
October	$0.06
November	$0.065
December	$0.065
2003	
January	$0.065
February	$0.065
March	$0.065
April	$0.065

Note:

(1) This distribution was the first cash distribution of the Trust following the completion of the Danoil Merger.

Prior to the sale of Nevis's operating assets in 2000, the Trust made quarterly distributions to Unitholders. Distributions made by the Trust in respect of the years ending December 31, 2000, 1999, 1998 and 1997 were $49.1 million or $2.48 per Unit, $10.3 million or $0.52 per Unit, $12.7 million or $0.64 per Unit and $17.8 million or $0.90 per Unit respectively. A distribution of $9.9 million or $0.50 per Unit was made January 8, 2001. All distributions made from inception of the Trust through to and including the distribution made January 8, 2001 were by way of return of capital.

RISK FACTORS

The following is a summary of certain risk factors relating to the business of the Trust and the Operating Entities. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this annual information form. Unitholders and potential Unitholders should consider carefully the information contained herein and, in particular, the following risk factors.

General

The Trust is a limited purpose trust which is entirely dependent upon the operations and assets of the Operating Entities through its ownership, directly and indirectly, of the common shares of the Operating Entities. Accordingly, the Trust is dependent upon the ability of the Operating Entities to meet their interest and principal repayment obligations under the Acclaim Notes and to pay the NPI. The Operating Entities' income will be received from the production of oil and natural gas from the Operating Entities'

existing Canadian resource properties and will be susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. If the oil and natural gas reserves associated with the Operating Entities' resource properties are not supplemented through additional development or the acquisition of additional oil and natural gas properties, the ability of the Operating Entities to meet their obligations to the Trust may be adversely affected.

Possible Failure to Realize Anticipated Benefits of Acquisitions

The Trust recently completed the Elk Point Arrangement and the Ketch Energy Arrangement to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of acquisitions will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Trust's and Acclaim Energy's ability to realize the anticipated growth opportunities and synergies from combining the businesses of acquired entities and Acclaim Energy. The integration of Acclaim Energy and acquired entities will require the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during the acquisition process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the Trust's ability to achieve the anticipated benefits of an acquisition.

Exploitation and Development

Exploitation and development risks are due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods. These risks are mitigated by using experienced staff, focusing exploitation efforts in areas in which the Operating Entities have existing knowledge and expertise or access to such expertise, using up-to-date technology to enhance methods and controlling costs to maximize returns.

Oil and Natural Gas Prices

The price of oil and natural gas will fluctuate throughout the life of the Operating Entities' reserves and price and demand are factors largely beyond their control. Such fluctuations will have a positive or negative effect on the revenue to be received. Such fluctuations will also have an effect on the acquisition costs of any future oil and natural gas properties that the Operating Entities may acquire. As well, cash distributions from the Trust will be highly sensitive to the prevailing price of crude oil and natural gas.

Marketing

The marketability and price of oil and natural gas which may be acquired or discovered by the Operating Entities will be affected by numerous factors beyond their control. These factors include demand for oil and natural gas, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to environmental protection, royalties, allowable production, pricing, importing and exporting of oil and natural gas.

Capital Investment

The timing and amount of capital expenditures directly affect the amount of income for distribution to the Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made.

Debt Service

Amounts paid in respect of interest and principal on debt incurred in respect of the Operating Entities' properties will reduce distributable income. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of any amounts to the Trust. Certain covenants of the agreements with Acclaim Energy's lenders (including the Debentures) may also limit distributions to the Trust. Although Acclaim Energy believes its credit facilities will be sufficient for Acclaim Energy's immediate requirements, there can be no assurance that the amount will be adequate for the financial obligations of the Operating Entities or that additional funds can be obtained.

Acclaim Energy's principal banker has security over substantially all of the assets of the Operating Entities. If the Operating Entities become unable to pay their debt service charges or otherwise commit an event of default such as bankruptcy, the lender may foreclose on or sell the Operating Entities' oil and gas properties free from or together with the NPI.

Reserve Estimates

The reserve and recovery information contained in the GLJ Reports are only estimates and the actual production and ultimate reserves from the properties may be greater or less than the estimates prepared. In addition, probable reserve estimates for properties may require revision based on the actual development strategies employed to prove such reserves. Estimated reserves may also be affected by changes in oil and natural gas prices. Declines in the reserves of the Operating Entities which are not offset by the acquisition or development of additional reserves may reduce the underlying value of Units to Unitholders.

Operational Matters

The operation of oil and gas wells involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to the Operating Entities and possible liability to third parties. The Operating Entities will maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. The Operating Entities may become liable for damages arising from such events against which they cannot insure or against which they may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities will have an adverse effect on the Trust's financial condition and therefore on the distributable income to be distributed to holders of Units.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of an Operating Entity to certain properties. A reduction of distributable income could result in such circumstances.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of the Operating Entities or their oil and gas properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on the Operating Entities. Although the Trust has established a reclamation fund for the purpose of funding its currently estimated future environmental and reclamation obligations based on its current knowledge, there can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations. See "Business and Properties of Acclaim Energy Inc. – Industry Conditions – Environmental Regulation".

In 1994, the United Nations' Frame Work Convention on Climate Change came into force and three years later lead to the Kyoto Protocol which requires, upon ratification, nations to reduce their emissions of carbon dioxide and other greenhouse gasses. In December 2002, the Government of Canada ratified and signed the Kyoto Protocol. The adoption of legislation or other regulatory initiatives designed to implement the objectives of the Kyoto Protocol by the federal or provincial governments, may require reductions in greenhouse gasses from the Trust's oil and natural gas operations may be required which could result in, among other things, increased operating and capital expenditures and reduction in the production of crude oil and natural gas.

Delay in Cash Receipts

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of oil and gas properties, and by the operator to the Operating Entities, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of oil and gas properties or the establishment by the operator of reserves for such expenses.

Reliance on Senior Management

Unitholders are dependent on the senior management and board of directors of Acclaim Energy in respect of all aspects of the management of matters relating to the Operating Entities and their properties and all material matters relating to the Trust.

Depletion of Reserves

The Trust has certain unique attributes which differentiate it from other oil and gas industry participants. Distributions of distributable income in respect of the Operating Entities' oil and gas properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. The Operating Entities will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections, the Operating Entities' initial production levels and reserves will decline.

The Operating Entities' future oil and natural gas reserves and production, and therefore their cash flows, will be highly dependent on the Operating Entities' success in exploiting their reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, the Operating Entities' reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital, including the issuance of additional Units become limited or unavailable, the Operating Entities' ability to make the necessary capital investments to maintain or expand their oil and natural gas reserves will be impaired. To the extent that the Operating Entities are required to use cash flow to finance capital expenditures or property acquisitions, the level of distributable income will be reduced.

There can be no assurance that the Operating Entities will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives.

Additional Financing

To the extent that external sources of capital, including the issuance of additional Units, become limited or unavailable, the Trust's and the Operating Entities' ability to make the necessary capital investments to maintain or expand their oil and gas reserves will be impaired. To the extent that the Trust or the Operating Entities are required to use cash flow to finance capital expenditures or property acquisitions, the level of distributable income will be reduced.

Competition

There is strong competition relating to all aspects of the oil and gas industry. The Trust and the Operating Entities actively compete for reserve acquisitions and skilled industry personnel with a substantial number of other oil and gas companies, many of which have significantly greater financial and other resources than the Trust or the Operating Entities.

Changes in Legislation

There can be no assurance that the treatment of mutual fund trusts will not be changed in a manner which adversely affects Unitholders. If the Trust ceases to qualify as a "mutual fund trust" under the Tax Act, Trust Units will cease to be qualified investments for registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans.

Investment Eligibility

If the Trust ceases to qualify as a mutual fund trust, the Units will cease to be qualified investments for registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans ("Deferred Plans"). Where at the end of any month a Deferred Plan holds Units that are not qualified investments, the Deferred Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Units at the time such Units were acquired by the Deferred Plan. In addition, where a trust governed by a registered retirement savings plan holds Units that are not qualified investments, the trust will become taxable on its income attributable to the Units while they are not qualified investments. Where a trust governed by a registered education savings plan holds Units that are not qualified investments, the plan's registration may be revoked.

Redemption of Units

It is anticipated that the redemption right associated with Units will not be the primary mechanism for holders of Units to dispose of their Units. Danoil Notes (or Redemption Notes), which may be distributed in specie to Unitholders in connection with a

redemption, will not be listed on any stock exchange and no market is expected to develop in such Danoil Notes (or Redemption Notes). Danoil Notes (or Redemption Notes) will not be qualified investments for trusts governed by Deferred Plans.

Nature of Units

The Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in the Operating Entities. The Units represent a fractional interest in the Trust. The Units will not represent a direct investment in the Operating Entities' business. As holders of Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions.

The Trust's primary assets are the Acclaim Notes, the NPI and the direct and indirect ownership of common shares of the Operating Entities. The price per Unit is a function of the anticipated distributable income, the oil and gas properties of the Operating Entities and Acclaim Energy's ability to affect long term growth in the value of the Trust. The market price of Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of Units.

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its assets or obligations and, in the event that a court determines that Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder's share of the Trust's assets.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely by the Trust.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on Unitholders for claims against the Trust.

Dependence on Operating Entities

The Trust is an open-ended energy trust which will be entirely dependent upon the operations and assets of the Operating Entities through the direct and indirect ownership of the Operating Entities' common shares, the Acclaim Notes and the NPI. Accordingly, the cash distributions to Unitholders will be dependent upon the ability of the Operating Entities to pay their interest obligations under the Acclaim Notes, to declare and pay dividends on the Operating Entities' common shares and to make payments under the NPI.

Regulatory Matters

The Operating Entities' operations are subject to a variety of federal, provincial laws and regulations, including laws and regulations relating to the protection of the environment.

Return of Capital

Units will have no value when reserves from the Operating Entities' properties can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

Conflicts of Interest

The directors and officers of Acclaim Energy are engaged in and will continue to engage in other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of Acclaim Energy may become subject to conflicts of interest. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA.

Voting Rights

Pursuant to the Danoil Merger, a Special Voting Unit was issued which entitles the holder to 29,171,824 votes. The Special Voting Unit is held by Computershare Trust Company of Canada in trust for the holders of the Debentures from time to time and it shall exercise the voting rights attached to the Special Voting Unit in accordance with the instructions of the holders of Debentures from time to time based on the proportion that the principal amount of Debentures held by each holder is to the aggregate principal amount of Debentures outstanding at the particular time. Accordingly, at April 30, 2003 the holders of Debentures were entitled to approximately 19% of the voting rights of the Trust based on 125,905,631 Units outstanding. The Special Voting Unit will be redeemed and the voting rights attached to it will terminate upon the repayment in full of the Debentures on December 31, 2003.

Additional Risk Factors

The business of the Operating Entities are subject to other risks and matters which are outside of their control. See "Business and Properties of Acclaim Energy Inc. – Industry Conditions".

ADDITIONAL INFORMATION

Additional information including remuneration of directors and officers, principal holders of securities and options to purchase Units and interests of insiders in material transactions, is contained in the Information Circular – Proxy Statement of the Trust dated April 17, 2003 and additional financial information is provided in the financial statements of the Trust for the year ended December 31, 2002.

The Trust shall provide to any person, upon request to the Secretary of Acclaim Energy on behalf of the Trust:

(a) when the securities of the Trust are in the course of a distribution pursuant to a preliminary short form prospectus or a short form prospectus,

  (i) one copy of the Annual Information Form of the Trust, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form,

  (ii) one copy of the financial statements of the Trust for the most recently completed fiscal year together with the accompanying report of the auditor and one copy of the most recent subsequent interim financial statements,

  (iii) one copy of the Information Circular – Proxy Statement of the Trust in respect of its most recent annual meeting; and

  (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided the Trust may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Trust.

For additional copies of the Annual Information Form and the materials listed in the preceding paragraphs please contact:

Acclaim Energy Trust
c/o Acclaim Energy Inc.
1800, 255 – 5th Avenue S.W.
Calgary, Alberta T2P 3G6

Phone: (403) 261-9010
Fax: (403) 262-6977

GLOSSARY OF TERMS

"ABCA" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"Acclaim Common Shares" means the common shares of Acclaim Energy;

"Acclaim Energy" means Acclaim Energy Inc., a corporation incorporated under the ABCA;

"Acclaim Exchangeable Shares" means the exchangeable shares, series 1 of Acclaim Energy;

"Acclaim Notes" means, collectively, the Danoil Notes, the Nevis Notes, the Ketch Energy Notes and the Elk Point Notes;

"Acclaim Preferred Shares" means the 14% cumulative, redeemable, retractable, exchangeable preferred shares, series 1 of Acclaim Energy;

"Administration Agreement" means the administration agreement dated April 20, 2001 between Acclaim Energy and the Trust, pursuant to which Acclaim Energy provides administration services to the Trust;

"ARTC" means Alberta Royalty Tax Credit;

"Assets" means the fee simple, working, royalty or other interests of Acclaim Energy in any petroleum and natural gas rights, tangibles and miscellaneous interests and other assets and properties, including, without limitation, assets and properties which may be acquired by Acclaim Energy from time to time;

"Burmis Assets" means the oil and gas assets of Elk Point acquired by Burmis Energy Inc. from Elk Point as part of the Elk Point Arrangement;

"CBCA" means the *Canada Business Corporation Act*, R.S.C. 1985, c. C-44, as amended, including the regulations promulgated thereunder;

"CDS" means The Canadian Depository for Securities Limited;

"Convertible Debentures" means the 11% convertible extendible unsecured subordinated debentures of the Trust;

"Danoil" means Danoil Energy Ltd., a predecessor corporation of Acclaim Energy, incorporated under the ABCA;

"Danoil Merger" means the transaction described under the heading "Acclaim Energy Trust – The Danoil Merger";

"Danoil Notes" means the 12% unsecured subordinated notes of Acclaim Energy issued in connection with the Danoil Merger;

"Debentures" means the 6% unsecured subordinated debentures of Acclaim Energy;

"Elk Point" means Elk Point Resources Inc., a predecessor corporation of Acclaim Energy West Inc., incorporated under the CBCA;

"Elk Point Arrangement" means the business combination involving the Trust, Acclaim Energy, Elk Point and Burmis Energy Inc. completed on January 28, 2003 by way of plan of arrangement under the CBCA pursuant to which, among other things, the Trust indirectly acquired all of the issued and outstanding common shares of Elk Point, the United States assets and certain minor Alberta properties of Elk Point were acquired by Burmis Energy Inc. and the shares of Burmis Energy Inc. were distributed to the former holders of common shares of Elk Point;

"Elk Point Notes" means the 12% unsecured subordinated notes of Acclaim Energy West Inc., a wholly-owned subsidiary of Acclaim Energy, issued in connection with Elk Point Arrangement;

"Established Reserves" means Proved Reserves plus risked Probable Additional Reserves;

"ExploreCo Assets" means certain growth assets of Ketch Energy acquired by Ketch Resources Ltd. from Ketch Energy as part of the Ketch Energy Arrangement;

"GLJ" means Gilbert Laustsen Jung Associates Ltd., independent petroleum consultants of Calgary, Alberta;

"GLJ Reports" means collectively, GLJ Report No. 1 and GLJ Report No. 2;

"GLJ Report No. 1" means the report dated March 17, 2003 evaluating, effective January 1, 2003, crude oil, natural gas liquids and natural gas reserves attributable to Acclaim Energy's properties as at December 31, 2002;

"GLJ Report No. 2" means the report dated April 10, 2003 evaluating, effective January 1, 2003, crude oil, natural gas liquids and natural gas reserves attributable to the properties acquired by Acclaim Energy from Elk Point pursuant to the Elk Point Arrangement.

"Ketch Energy" means Ketch Energy Ltd., a predecessor corporation of Acclaim Energy, incorporated under the ABCA;

"Ketch Energy Arrangement" means the business combination involving the Trust, Acclaim Energy, Ketch Energy and Ketch Resources Ltd. completed on October 1, 2002 by way of a plan of arrangement under the ABCA pursuant to which, among other things, the Trust indirectly acquired all of the issued and outstanding shares of Ketch Energy, certain growth assets of Ketch Energy were acquired by Ketch Resources Ltd. and the shares of Ketch Resources Ltd. were distributed to the former holders of common shares of Ketch Energy;

"Ketch Energy Notes" means the 12% unsecured subordinated notes of Acclaim Energy issued in connection with the Ketch Energy Arrangement;

"Management Agreement" means the management agreement dated April 20, 2001 between the Manager, Acclaim Energy and the Trust, pursuant to which the Manager provided certain management services to Acclaim Energy;

"Manager" means Acclaim Energy Management Inc., a corporation incorporated under the ABCA;

"Nevis" means Nevis Ltd., a predecessor corporation of Acclaim Energy, incorporated under the ABCA;

"Nevis Notes" means the 12% unsecured subordinated promissory notes of Acclaim Energy;

"NPI" means the net profits interest, commencing October 1, 2002, entitling the Trust to approximately 99% of the net cash flow generated from certain of the present and future oil and gas interests and related tangibles owned, directly or indirectly, by Acclaim Energy after certain costs, expenditures and deductions;

"Operating Entities" means Acclaim Energy, Acclaim Energy West Inc., 960347 Alberta Inc., Acclaim Resource Partnership, Acclaim Oil and Gas Ltd., Acclaim Energy Partnership, Acclaim Saskatchewan and 101001276 Saskatchewan Ltd.;

"Proved Reserves" and **"Probable Additional Reserves"** have the meanings given to those terms in the notes under "Oil and Natural Gas Reserves";

"Special Voting Units" means the special voting units authorized pursuant to the Trust Indenture, one of which has been issued to the Voting Trustee pursuant to the Voting Trust Agreement;

"Tax Act" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended, including the regulations promulgated thereunder;

"Trust" means Acclaim Energy Trust, a trust formed pursuant to the laws of Alberta;

"Trust Indenture" means the amended and restated trust indenture dated April 20, 2001 pursuant to which the Trust is governed;

"Trustee" means Computershare Trust Company of Canada as trustee of the Trust;

"TSX" means the Toronto Stock Exchange;

"Units" means trust units of the Trust;

"Unitholders" means the holders of Units;

"Voting Trust Agreement" means the voting trust agreement dated April 20, 2001 between Computershare Trust Company Canada, as trustee, and the Trust; and

"Voting Trustee" means Computershare Trust Company of Canada, in its capacity as trustee under the Voting Trust Agreement.

All dollar amounts set forth in this annual information form are in Canadian dollars, except where otherwise indicated.

ABBREVIATIONS

Oil and Natural Gas Liquids		Natural Gas	
bbls	barrels	mcf	thousand cubic feet
mbbls	thousand barrels	mmcf	million cubic feet
bbls/d	barrels of oil per day	bcf	billion cubic feet
boe/d	barrels of oil equivalent per day	mcfd	thousand cubic feet per day
mboe	one thousand barrels of oil equivalent	mmcfd	million cubic feet per day
mmbbls	million barrels	m^3	cubic metres
NGLs	natural gas liquids (consisting of any one or more of propane, butane and condensate)	mmbtu	million British Thermal Units
mstb	thousand stock tank barrels of oil		
bpd	barrels of production per day		

Other

BOE	means barrel of oil equivalent, using the conversion factor of six (6) mcf of natural gas being equivalent to one bbl of oil. The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.
WTI	means West Texas Intermediate.
API	means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.

CONVERSION

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
cubic metres	bbls	6.289
feet	metres	0.305
metres	feet	3.281
miles	kilometers	1.609
kilometers	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	mmbtu	0.95

Management's Report



The consolidated financial statements of the Trust are the responsibility of management and the Board of Directors of the Trust. They have been prepared by management in accordance with Canadian generally accepted accounting principles.

In fulfilling its responsibilities, management has developed and maintains a system of internal controls designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the financial records. The consolidated financial statements necessarily include certain estimates which are made after consideration of the information available and using careful judgments.

The Board of Directors exercises its responsibilities for financial controls through an Audit Committee which is comprised of directors who are not employees of the Trust. The Committee meets with management and the external auditors to satisfy it that the responsibilities of the respective parties are properly discharged and to review the consolidated financial statements before they are presented to the Board for approval.

The unitholders have appointed Deloitte & Touche LLP, as the external auditors of the Trust and, in that capacity, they have examined the consolidated financial statements for the year ended December 31, 2002. The Auditors' Report to the unitholders is presented herein.

J. Paul Charron
President and Chief Executive Officer
March 14, 2003

Stephanie Bunch
Controller

Auditors' Report

Years ended December 31, 2002 and 2001

To the unitholders of Acclaim Energy Trust

We have audited the consolidated balance sheets of Acclaim Energy Trust as at December 31, 2002 and 2001 and the consolidated statements of earnings (loss) and accumulated earnings and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP
Chartered Accountants

Calgary, Alberta
March 14, 2003

Consolidated Statements of Earnings (Loss) and Accumulated Earnings *(Note 1)*

Years ended December 31, 2002 and 2001

($000s except per unit amounts)	**2002**	**2001**
REVENUE		
Petroleum and natural gas sales	**119,455**	118,409
Royalty expense	**(27,193)**	(26,280)
Alberta Royalty Tax Credit	**500**	876
	92,762	93,005
EXPENSES		
Operating	**22,702**	17,601
General and administrative	**3,362**	3,358
Interest	**6,505**	6,187
Depletion, depreciation and amortization	**60,065**	42,719
Provision for site restoration	**2,719**	925
	95,353	70,790
Earnings (loss) before taxes	**(2,591)**	22,215
Provision for capital taxes	**935**	808
Provision for (recovery of) future income taxes *(Note 14)*	**(1,982)**	7,624
NET EARNINGS (LOSS)	**(1,544)**	13,783
Accumulated earnings, beginning of year	**25,447**	13,345
Repurchase of shares *(Note 9)*	**-**	(464)
Repurchase of options for cancellation *(Note 12)*	**(1,594)**	(1,217)
Accumulated earnings, end of year	**22,309**	25,447
Earnings (loss) per unit - basic *(Notes 1 & 9)*	**(0.02)**	0.36
Earnings (loss) per unit - diluted *(Notes 1 & 9)*	**(0.02)**	0.35

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets (Note 1)

Years ended December 31, 2002 and 2001

($000s)	**2002**	**2001**
		(Restated - Note 6)
ASSETS		
Accounts receivable	**36,701**	23,745
Prepaid expenses	**7,598**	5,843
Total current assets	**44,299**	29,588
Deferred charge *(Note 15)*	**386**	853
Property, plant and equipment, net *(Note 4)*	**562,548**	456,361
Goodwill *(Note 1)*	**51,178**	-
Total assets	**658,411**	486,802
LIABILITIES		
Accounts payable and accrued liabilities	**45,926**	35,870
Distributions payable *(Note 13)*	**6,376**	-
Debenture payable *(Note 5)*	**3,225**	-
Current portion of obligation under capital lease *(Note 7)*	**1,275**	269
Bank debt *(Note 6)*	**73,355**	128,074
Total current liabilities	**130,157**	164,213
Hedging and capital lease obligations *(Note 7)*	**3,806**	4,628
Deferred revenue *(Note 8)*	**612**	803
Future income taxes *(Note 14)*	**143,339**	133,751
Future site restoration and abandonment	**8,738**	3,251
Total liabilities	**286,652**	306,646
UNITHOLDERS' EQUITY		
Capital *(Note 9)*	**317,734**	154,709
Convertible preferred shares *(Note 11)*	**8,566**	-
Convertible debentures *(Note 10)*	**42,363**	-
Accumulated earnings	**22,309**	25,447
Accumulated distributions *(Note 13)*	**(19,213)**	-
Total unitholders' equity	**371,759**	180,156
Total liabilities and unitholders' equity	**658,411**	486,802

See accompanying notes to consolidated financial statements.

Subsequent event (Note 16).

Approved on Behalf of the Board of Directors:

Robert G. Brawn
Chairman of the Board

J. Paul Charron
President and Chief Executive Officer

Consolidated Statements of Cash Flows (Note 1)

Years ended December 31, 2002 and 2001

($000s except per unit amounts)	**2002**	**2001**
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:		
OPERATING ACTIVITIES		
Net earnings (loss)	**(1,544)**	13,783
Adjustments for:		
Depletion, depreciation and amortization	**60,066**	42,719
Provision for site restoration	**2,719**	925
Provision for (recovery of) future income taxes *(Note 14)*	**(1,982)**	7,624
Cash flows from operations	**59,259**	65,051
Changes in non-cash working capital	**(4,723)**	(13,887)
Cash provided by operating activities	**54,536**	51,164
FINANCING ACTIVITIES		
Proceeds from (repayment of) bank debt	**(70,929)**	44,434
Repayment of debentures	**(824)**	-
Proceeds from issuance of units and shares, net of issue costs	**66,009**	34,271
Proceeds from issuance of convertible debentures, net of issue costs *(Note 10)*	**43,200**	-
Repurchase of shares	**-**	(1,180)
Repurchase of options for cancellation	**(1,594)**	(302)
Reduction of hedging, capital lease obligations and deferred revenue	**(1,490)**	(3,050)
Distributions to unitholders	**(14,584)**	-
Cash provided by financing activities	**19,788**	74,173
INVESTING ACTIVITIES		
Petroleum and natural gas property expenditures	**(59,331)**	(72,254)
Acquisition of subsidiaries *(Notes 1 & 3)*	**(11,942)**	(85,000)
Proceeds from disposal of petroleum and natural gas properties	**-**	22,800
Changes in non-cash investing working capital	**(3,051)**	9,117
Cash used in investing activities	**(74,324)**	(125,337)
Cash, beginning and end of year	**-**	-
The Trust paid the following cash amounts in 2002 and 2001:		
Interest paid	**6,082**	5,525
Capital taxes paid	**935**	374

See accompanying notes to consolidated financial statements.

Notes to the Consolidated Financial Statements

Years ended December 31, 2002 and 2001 (tabular amounts in $000s except for unit amounts)

1. ACQUISITION OF ACCLAIM ENERGY TRUST

The business combination of Acclaim Energy Trust ("Acclaim") and Ketch Energy Ltd. ("Ketch Energy") occurred October 1, 2002 and was pursuant to a Plan of Arrangement (the "Ketch Arrangement") dated August 21, 2002. It has been accounted for as a reverse takeover of Acclaim by Ketch Energy as the shareholders of Ketch Energy became the controlling unitholders of Acclaim after the business combination. Under the reverse takeover form of accounting, Ketch Energy is deemed to have acquired Acclaim and accordingly, the consolidated financial statements of the Trust for the year ended December 31, 2002 include the results of Ketch Energy for the full year 2002 and those of Acclaim from the date of deemed acquisition on October 1, 2002. All comparative figures and references to prior year amounts are those of Ketch Energy.

The Acclaim net assets and liabilities deemed to be acquired were:

Property, plant and equipment	**135,500**
Goodwill	**51,178**
Working capital deficiency	**(2,800)**
Bank debt	**(16,210)**
Debenture payable	**(4,049)**
Lease obligations	**(1,612)**
Future income taxes	**(12,170)**
Site restoration and abandonment	**(3,122)**
Convertible preferred shares	**(8,566)**
	138,149
Consideration was comprised of:	
Issuance of units	**126,207**
Transaction costs	**11,942**
	138,149

As a condition precedent to the Ketch Arrangement, the Trust acquired all of the issued and outstanding common shares of Acclaim Energy Management Inc., a company engaged to perform certain management, advisory and consulting services to the Trust, in exchange for 1,762,594 convertible preferred shares in the amount of $8.6 million. The related management contract was terminated.

Also, as part of the Ketch Arrangement, certain oil and gas assets and related liabilities with a net book value of $32 million, were transferred to Ketch Resources Ltd., a previously related junior oil and gas exploration company. This transaction was affected by way of return of capital to the previous Ketch Energy shareholders, and the stated capital was accordingly reduced (see Note 9).

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements include the accounts of Acclaim Energy Trust and its direct and indirect wholly owned subsidiaries and partnerships (collectively, "Acclaim" or the "Trust") using reverse takeover accounting as described in Note 1. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management of the Trust to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality and within the framework of the significant accounting principles outlined on the following page.

Petroleum and natural gas properties

The Trust follows the full-cost method of accounting for petroleum and natural gas operations, whereby all costs related to the exploration and development of petroleum and natural gas reserves are capitalized on a country-by-country basis. Such costs include land acquisition costs, costs of drilling both productive and non-productive wells, well equipment, flowline and plant costs, geological and geophysical expenses and overhead expenses directly related to exploration and development activities.

Gains or losses on sales of properties are recognized only when crediting the proceeds to the recorded costs would result in a change of 20 percent or more in the depletion and depreciation rate.

Capitalized costs are depleted using the units-of-production method based on estimated proven reserves of petroleum and natural gas before royalties as determined by independent petroleum engineers. Costs relating to unproven properties are excluded from costs subject to depletion and depreciation until it is determined whether or not proven reserves exist or if impairment occurs. Proven natural gas reserves and production are converted to equivalent volumes of crude petroleum based on the approximate relative energy content ratio of six thousand cubic feet of natural gas to one barrel of crude oil.

The net book value of the Trust's petroleum and natural gas properties and equipment is subject to a cost recovery test (the "ceiling test"). The Trust estimates the future net revenues, using year end prices, plus the lower of cost and estimated fair value of unproven properties, less future site restoration and abandonment costs, general and administrative expenses, financing costs and income taxes. Any deficiency in the future recoverable costs as compared to the net book value is charged to current operations as part of depletion and depreciation expense.

The amounts recorded for depletion and depreciation of property and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test calculation is based on estimates of proven reserves, production rates, crude oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and changes in such estimates may impact the financial statements in future periods.

Goodwill

Goodwill is tested annually for impairment. A goodwill impairment provision would be recognized when the amount of goodwill exceeds its fair value. Should an impairment provision be required it will be charged to earnings in the period of impairment.

Future site restoration and abandonment costs

Future site restoration and abandonment costs are provided for using the unit-of-production method. Costs are estimated each year by management in consultation with the Trust's independent petroleum engineers based on current regulations, costs, technologies and industry standards. The actual future site restoration and abandonment costs are charged to the accumulated provision account as incurred.

Joint venture

A portion of the Trust's development and production activities are conducted jointly with others. These financial statements reflect only the Trust's proportionate interest in such activities.

Revenue recognition

Revenue associated with sales of crude oil, natural gas and natural gas liquids is recognized when title passes to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

Depreciation

Office furniture and equipment is depreciated on a declining-balance method at annual rates of 10 percent to 33 percent.

Assets under capital lease are depreciated on a straight line method over 20 years of useful life.

Unit-based compensation plan

The Trust has a unit-based compensation plan for employees and independent directors of the Trust. Compensation cost is measured based on the intrinsic value of the award at the date of grant and is recognized over the vesting period. Any consideration received by the Trust on exercise of the unit rights is credited to unitholders' capital. See Note 12 for a description of the plan and proforma disclosure of associated compensation cost.

Flow-through shares

Capital includes flow-through shares issued pursuant to certain provisions of the *Income Tax Act (Canada)* (the "Act") by Ketch Energy. Under the Act, where the proceeds are used for eligible expenditures, the related income tax deductions may be renounced to subscribers. No flow-through shares or units have been issued by the Trust.

Capital is reduced by an amount equal to the estimated future income taxes payable by Ketch Energy as a result of the renunciations and the estimated future income taxes payable are recorded as an increase to the future income tax liability.

Income taxes

The Trust is a taxable entity under the Act and is taxable only on income that is not distributed or distributable to the unitholders. As the Trust distributes all of its taxable income (if any) to the unitholders and meets the requirements of the Act applicable to the Trust, no provision for income tax has been made in the Trust.

The Trust follows the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the Trust's corporate subsidiaries and their respective tax bases, using substantially enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in earnings in the period that the change occurs.

Financial instruments

The Trust periodically enters into financial instruments to reduce its exposure to price fluctuations on a portion of its petroleum and natural gas production. The contracts are not used for speculative trading purposes and constitute effective hedges. Realized gains or losses on these contracts are reported as adjustments to petroleum and natural gas revenue in the related production period. The costs or proceeds realized from holding the interest rate swaps are recognized in interest expense at the time the transaction is settled.

Cash and cash equivalents

The Trust considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents primarily consist of funds on deposit under various terms or Bankers' Acceptances utilized to fix the interest rate for on the bank debt. Cash and cash equivalents are stated at cost which approximates fair value.

Per unit information

Basic earnings per unit are calculated using the weighted average number of units outstanding during the year. Diluted earnings per unit are calculated using the treasury stock method to determine the dilutive effects of stock options. The treasury method assumes that proceeds from the exercise of "in-the-money" unit options are used to re-purchase common units at the prevailing market rate.

Years ended December 31, 2002 and 2001 (tabular amounts in $000s except for unit amounts)

3. ACQUISITIONS

Reverse takeover of Acclaim by Ketch Energy

Effective October 1, 2002, Acclaim combined with Ketch Energy. The combination has been accounted for using reverse takeover accounting. Please refer to Note 1.

Post Energy Corporation

Effective July 9, 2001, Ketch Energy acquired all of the issued and outstanding shares of Post Energy Corporation ("Post"), a public company involved in the exploration, development and production of oil and gas in western Canada. The shares were acquired at a ratio of 1 common share of Post for 1.3 shares of Ketch Energy. Consideration for the Post shares consisted of the issue of 10,491,427 common shares of Ketch Energy at an ascribed value of $5.97 per share and cash consideration of $85 million, including costs of issue.

The acquisition has been accounted for by the purchase method of accounting as follows:

Allocation of purchase price:	
Net working capital deficiency	**(8,234)**
Petroleum and natural gas properties	**284,292**
Future income taxes	**(88,304)**
Long-term debt	**(37,373)**
Hedging obligation	**(2,200)**
Provision for future site restoration	**(1,014)**
	147,167

4. PROPERTY, PLANT AND EQUIPMENT

		2002	
	Cost	***Accumulated Depletion and Depreciation***	***Net Book Value***
Petroleum and natural gas properties	**684,557**	**124,751**	**559,806**
Assets under capital lease	**2,783**	**463**	**2,320**
Office furniture and equipment	**998**	**576**	**422**
	688,338	**125,790**	**562,548**

		2001	
	Cost	***Accumulated Depletion and Depreciation***	***Net Book Value***
Petroleum and natural gas properties	520,109	65,464	454,645
Assets under capital lease	1,693	323	1,370
Office furniture and equipment	693	347	346
	522,495	66,134	456,361

Costs relating to unproved properties of $25.4 million (2001 - $34.8 million) were excluded from costs subject to depletion and depreciation. Capitalized overhead expenses were $235,364 (2001 - $255,289).

5. DEBENTURE PAYABLE

The debenture payable of $3.2 million, bears interest at 6 percent per annum and is payable in quarterly instalments of $823 thousand on each of March 31, 2003, June 30, 2003 and September 30, 2003, with a final payment of $756 thousand due on December 31, 2003. A Special Voting Unit was issued to the holders of the debentures and entitles said holders to 29,171,184 votes until the debentures are paid in full. Except for the right to vote at meetings of the unitholders, the Special Voting Units do not confer any other rights onto the holders.

Years ended December 31, 2002 and 2001 (tabular amounts in $000s except for unit amounts)

6. BANK DEBT

The Trust has a credit facility with a syndicate of banks that includes a $120 million revolving production loan (2001 - $130 million revolving), a $15 million revolving operating loan (2001 - $nil) and a $15 million acquisition facility (2001 - $10 million acquisition facility) of which $73.4 million was drawn at December 31, 2002 (2001 - $128.1 million). The full facility bears interest at the lenders' prime rate or Bankers' Acceptances plus an applicable margin, as outlined in the lending agreement, based on the debt to cash flow ratio. The facility is secured with a demand debenture over the petroleum and natural gas assets of $500 million and is subject to annual review where the lender may re-determine the borrowing base at any time.

Effective January 1, 2002, Canadian accounting standards require that revolving debt, with terms of 364 days or less, be included in current liabilities. The Trust's current credit facility has therefore been included in current liabilities with the comparative amount restated. There have been no changes in the terms or conditions of the credit facility, other than those stated above.

Effective January 28, 2003, the credit facility was increased from an aggregate $150 million to an aggregate $195 million, concurrent with the Elk Point acquisition. Please refer to Note 16.

In order to mitigate the Trust's exposure to fluctuations in interest rates, the Trust has fixed the interest rate on $4 million (2001 - $4 million) of its debt through the use of interest rate swap contracts with a Canadian chartered bank. The interest rate of 6.36 percent includes bank stamping fees of 1 percent. The unrealized loss on these contracts at December 31, 2002 was $128,824 (2001 - a loss of $161,766) and such amounts are recognized in the statements as they are realized. The contracts have a maturity date of April 22, 2004.

7. HEDGING AND CAPITAL LEASE OBLIGATION

Hedging and capital lease obligations is comprised of the following amounts:

	2002	**2001**
Hedging obligation	**2,848**	3,703
Capital leases	**1,903**	1,194
Other obligations	**330**	-
	5,081	4,897
Less current portion	**1,275**	269
	3,806	4,628

Hedging obligation

Pursuant to the unwinding of certain hedging contracts as discussed in Note 15, the Trust assumed an obligation with the contract counter party for the remaining value of the contracts at that time. This obligation is repayable in monthly amounts of $138,600 to October 2004. Payment amounts include an implicit interest rate of 7.3 percent. The total amount of the hedging obligation at December 31, 2002 was $2.8 million (2001 - $3.7 million).

Capital lease obligation

In October 1999, Ketch Energy entered into a six year lease for its share of the cost of a gas plant at Parkland, British Columbia. The implicit interest rate in the contract was 9.9765 percent.

On October 1, 2002, as part of the assets acquired in the reverse takeover of Acclaim by Ketch Energy, the Trust acquired an additional obligation under capital lease for a gas plant at Carson Creek, Alberta. The implicit interest rate in the contract was 9.92 percent. The aggregate future minimum lease payments required to meet these obligations are as follows:

	2002	**2001**
2002	**-**	376
2003	**1,430**	376
2004	**375**	376
2005	**314**	314
Total minimum lease payments	**2,119**	1,442
Less interest implicit in the lease	**216**	248
	1,903	1,194
Less current portion, included in current liabilities	**1,275**	269
	628	925

Years ended December 31, 2002 and 2001 (tabular amounts in $000s except for unit amounts)

Interest expense related to the capital leases is included in interest expense on the consolidated statement of earnings (loss) and amounted to $133,155 (2001 - $132,493). At the end of the fifth year of the lease on the Parkland equipment, the Trust has the option to purchase the equipment under lease for approximately $365,000. At the end of 2003, the Trust has the option to purchase the Carson Creek equipment under lease for $500,000, the amount of which has been included in the table on the previous page.

8. DEFERRED REVENUE

In November 1998, Ketch Energy sold natural gas call options for the six year period from November 1999 to October 2005 on 3,000 gigajoules ("GJ") per day with a strike price of $2.80 per GJ. Ketch Energy received a discounted premium of $0.168 per GJ for total proceeds of $1.1 million in November 1999.

The premium is being recognized as petroleum and natural gas revenue over the term of the contract, beginning November 1999 at $0.22 per GJ with the balance recognized as interest expense. The premium recorded for December 31, 2002 was $236,970 (2001 - $236,970) with interest expense recorded of $46,561 (2001 - $58,512). The remaining balance at December 31, 2002 was $612,154 (2001 - $802,563)

9. CAPITAL

In accordance with the reverse takeover method of purchase accounting, as described in Note 1, shares, warrants and option amounts are those of Ketch Energy to September 30, 2002, with an adjustment on October 1, 2002 to account for reverse takeover accounting. In addition, Ketch Energy is deemed to have acquired the net assets of Acclaim, in exchange for units with a deemed value of $126.2 million.

Authorized capital of the Trust is comprised of an unlimited number of units.

	Number of Shares/Units	***Amount***
Balance, December 31, 2000	25,459,392	62,917
Issue of flow-through shares for cash	2,531,115	12,714
Issued for cash	3,000,000	22,500
Shares issued on acquisition *(Note 3)*	10,491,427	61,443
Exercise of stock options and warrants	598,577	1,295
Tax effect of flow-through shares	-	(5,443)
Shares repurchased for cancellation	(263,400)	(717)
Balance, December 31, 2001	41,817,111	154,709
Issued for cash, net of costs	**4,477,941**	**19,270**
Exercise of stock options	**1,647,732**	**6,006**
Exercise of warrants	**743,321**	**2,044**
Transfer of net assets by way of return of capital *(Note 1)*	**-**	**(31,707)**
Adjustments relating to reverse takeover:		
Elimination of Ketch Energy shares	**(48,686,105)**	**-**
Issuance of units at exchange of 1.15	**55,988,967**	**-**
Acclaim units outstanding at acquisition	**32,267,462**	**126,207**
	88,256,429	**276,529**
Issued for cash, net of costs	**9,550,000**	**40,110**
Exercise of unit options	**50,000**	**153**
Issued for employee savings plan *(Note 12)*	**27,821**	**105**
Issue of units on conversion of debentures *(Note 10)*	**214,613**	**837**
Balance, December 31, 2002	**98,098,863**	**317,734**

	2002	***2001***
Basic weighted average number of units	**62,922,338**	38,101,796
Weighted average number of diluted units	**62,922,338**	38,845,631

Years ended December 31, 2002 and 2001 (tabular amounts in $000s except for unit amounts)

On May 19, 2001, Ketch Energy issued 3,000,000 shares pursuant to a short form prospectus to raise gross proceeds of $22.5 million. The proceeds were used to fund the capital expenditure program in 2001 and to reduce debt.

On July 9, 2001, Ketch Energy issued 10,491,427 shares pursuant to a plan of arrangement to acquire Post Energy Corporation for an ascribed value of $61.4 million (Note 3).

On various dates in the fourth quarter of 2001, Ketch Energy issued 2,531,115 flow through shares for $12.7 million ($7.3 net of tax effect). At December 31, 2001, the full amount had been renounced to the holders and $11.5 million remained to be incurred in 2002, under the look-back rules. All amounts have been expended in 2002, as required.

On October 1, 2002, the Trust issued 9,550,000 units pursuant to a short form prospectus to raise gross proceeds of $40.1 million to finance the reverse takeover of Acclaim by Ketch Energy.

Weighted average number of diluted units

For 2002, basic earnings (loss) per share was equivalent to diluted earnings (loss) per share as a result of the loss for the year. For 2001, dilution was due to the deemed exercise of "in-the-money" options and warrants.

Repurchase of shares under normal course issuer bid

In 2001, Ketch Energy purchased, for cancellation, 263,400 common shares at an average cost of $4.48 under normal course issuer bids. The stated capital of the shares repurchased was less than the amount paid of $1,180,021, resulting in a reduction to accumulated earnings $464,000. No amounts were expended in 2002.

Related party transactions

Included in accounts receivable at December 31, 2002, is an amount of $1,065,701 which is outstanding from directors of the Trust arising under loan agreements of a prior year to enable them to purchase shares of Ketch Energy (December 31, 2001 - $807,518). Subsequent to year end, $532,851 of the total was repaid, with the reminder due in 2005.

Pursuant to the Ketch Arrangement, the management contract with AEMI was internalized as set out in Note 1. The previous shareholders of AEMI were also officers and directors of the Trust.

10. CONVERTIBLE DEBENTURES

On December 17, 2002, the Trust issued 45,000, 11 percent convertible, extendible, unsecured, subordinated debentures at a price of $1,000 per debenture. The debentures bear interest at an annual rate of 11 percent payable semi-annually on June 30 and December 31 of each year commencing June 30, 2003.

The debentures are redeemable by the Trust at a price of $1,050 per debenture after January 1, 2006 and on or before January 1, 2007 and at a price of $1,025 per debenture after January 1, 2007 and before maturity on December 31, 2007 and in each case, holders will receive accrued and unpaid interest.

The debentures are convertible into units at the option of the holder at any time prior to maturity, or a date set by the Trust for redemption, at a conversion price of $3.90 per unit. Holders converting their debentures will receive accrued and unpaid interest on conversion.

Additionally, the Trust may elect, from time to time, to satisfy its obligation to pay interest on the debentures, on the date it is payable, by delivering sufficient units to the debenture trustee. The debenture trustee will commence the sale of such units in order that the holders will receive cash to satisfy the interest obligation in full.

Years ended December 31, 2002 and 2001 (tabular amounts in $000s except for unit amounts)

As the debentures are redeemable by the Trust, after January 1, 2006 with units and the interest payments may be satisfied with the issuance of units, at any time, the debentures have been classified as equity, rather than debt and interest payments are included in Accumulated Distributions, rather than interest expense (see Note 13).

The following table reconciles the number of units to be issued on conversion of the remaining balance of the convertible debentures.

	Number of Units Available On Conversion	**Amount**
Issued December 17, 2002	11,538,462	45,000
Issue costs	-	(1,800)
Converted to units during the year *(Note 9)*	(214,613)	(837)
Balance, December 31, 2002	11,323,849	42,363

The fair value of the convertible debentures at December 31, 2002 based on quoted market value was $44,870,000.

11. CONVERTIBLE PREFERRED SHARES

	Number of Preferred Shares	**Amount**
December 31, 2002	1,762,594	8,566

Subject to unitholder approval, the preferred shares are convertible on a one-for-one basis into exchangeable shares of Acclaim Energy Inc. ("AEI"), a subsidiary of the Trust. Each exchangeable share is exchangeable into units on a one-for-one basis (subject to adjustment for distributions) with 1,192,141 exchangeable immediately and the remaining 570,453 of the preferred shares convertible as to one-third on each of October 1, 2003, 2004 and 2005. Each preferred share has a stated value $4.86 and is entitled to a 14 percent annual cumulative dividend. Each preferred share is retractable at the option of the holder in units at an amount equal to the stated value plus all accrued and unpaid dividends at any time after the 2003 Annual General Meeting of the unitholders. They are also redeemable at the option of the AEI at any time after December 31, 2002, for units at an amount equal to the stated capital plus all accrued and unpaid dividends.

At December 31, 2002, there was $295,713 of undeclared, unpaid, cumulative dividends.

12. UNIT-BASED COMPENSATION PLAN

The Trust has a unit-based compensation plan (the "Plan") under which 1,000,000 units of the Trust are reserved for issuance to employees, officers and directors. Options issued in excess of the approved number under the Plan are subject to unitholder approval. Options under the Plan vest to the option holders between the time the option is granted and within three years after the option is granted. The maximum term of options granted under the Plan is five years.

All of the unit options granted have a fixed exercise price determined at the time of grant as either the lower of the market price on the date of the grant or the weighted average trading price of the units for the five consecutive immediately preceding trading days prior to the date of the grant.

Years ended December 31, 2002 and 2001 (tabular amounts in $000s except for unit amounts)

The following table is a reconciliation of options outstanding under the Plan from January 1, 2001 to December 31, 2002:

	2002		2001	
	Number of Shares/Units	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding beginning of year	3,366,882	$3.28	2,315,075	$2.76
Granted	951,898	$4.75	1,912,873	$3.85
Exercised	(1,647,736)	$3.64	(217,355)	$3.55
Cancelled	(2,671,044)	$3.57	(643,711)	$3.14
Outstanding October 1, 2002	-	-	3,366,882	$3.28
Acclaim options outstanding at date of acquisition on October 1, 2002	76,000	$3.12	-	-
Granted	5,120,000	$3.94	-	-
Exercised	(50,000)	$3.05	-	-
Outstanding, end of year	5,146,000	$3.94	3,366,882	$3.28
Options exercisable, end of year	26,000	$3.26	327,805	$2.80

Unit distribution incentive bonus plan

In 2002, the Trust adopted a unit distribution incentive bonus plan (the "Bonus Plan") pursuant to which Bonus Plan rights may be granted to directors, officers, employees or consultants of the Trust. Under the Bonus Plan, distributions in excess of 8 percent of the net property, plant and equipment would result in the granting of Bonus Plan rights. The amount of Bonus Plan rights may not exceed the amount of options granted to an individual under the unit-based compensation plan. Bonus Plan rights must be exercised contemporaneously with options exercised under the unit-based compensation plan. No such Bonus Plan rights were granted in 2002.

Employee unit savings plan

The Trust has a savings plan whereby the employees can place up to 5 percent of their annual base salary and the Trust will match up to 10 percent of their annual base salary. All amounts are then invested in Acclaim Energy Trust units by way of market purchases or issuances from Treasury. During 2002, 27,648 units were issued from Treasury under the Employee Unit Savings Plan with $104,887 being credited to share capital (Note 9). The Trust matching portion is also included in general and administrative expenses as a compensation expense to the employee.

Repurchase of options for cancellation and acceleration of vesting due to Ketch Arrangement

In 2002, Ketch Energy agreed to repurchase 783,610 vested options from employees that exercised their 'put right' under the option plan. Ketch Energy paid $1.5 million during 2002 (2001 - $1.2 million) to the employees, net of their option cost and such amount was charged to accumulated earnings. The repurchased options were cancelled.

All options held by Ketch Energy employees on September 26, 2002 were considered vested, pursuant to the change of control terms of the then outstanding option plan. As outlined in the Ketch Arrangement, 50 percent of the options were repurchased by Ketch Energy at a stated value less the exercise price, for a net cost of $4.1 million and the remaining 50 percent of the outstanding options were exercised and exchanged for units pursuant to Ketch Arrangement. Ketch Energy received net exercise proceeds of $5.8 million, resulting in net cash to Ketch Energy of $1.7 million. There were 150,000 options considered to be out of the money. These options were neither repurchased or exercised, and were cancelled pursuant to the Ketch Arrangement. The amount of $5.8 million was credited to share capital and the amount of $4.1 million was included in the costs of the arrangement - Note 1.

Years ended December 31, 2002 and 2001 (tabular amounts in $000s except for unit amounts)

The following table summarizes information about the unit options outstanding under the Plan at December 31, 2002 and 2001. The comparative information for 2001 is that of Ketch Energy and does not include information with regard to any options Acclaim Energy Trust had outstanding prior to the reverse takeover of Acclaim by Ketch Energy on October 1, 2002.

2002

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding, End of Year	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable, End of Year	Weighted Average Exercise Price
$3.00 - 3.50	20,000	3.2 years	$3.05	20,000	$3.05
$3.51 - 4.00	5,126,000	4.8 years	$3.94	6,000	$3.94

2001

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding, End of Year	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable, End of Year	Weighted Average Exercise Price
$1.40 - 3.00	1,010,691	4.3 years	$2.41	147,611	$2.07
$3.01 - 3.50	1,727,641	5.3 years	$3.25	126,644	$3.24
$3.51 - 5.00	478,550	5.8 years	$3.97	53,550	$3.78
$5.01 - 7.51	150,000	5.4 years	$7.23	-	-

Effective January 1, 2002, Canadian accounting standards require disclosure of the impact on net earnings of using the fair value method for stock options issued on or after January 1, 2002. During the year, the Trust granted 5,120,000 options and if the fair value method had been used, the effect would have been to increase general and administrative expense and reduce earnings by $776,010. Net earnings per unit would be reduced by $0.01. Fair value has been calculated using the Black Scholes model (5 year life; 34 percent volatility; 4.257 percent risk free rate of return; 18 percent expected dividends). The weighted average grant date fair value for these options was $0.26 per share.

13. ACCUMULATED DISTRIBUTIONS

In accordance with reverse takeover accounting, any distributions paid to unitholders prior to October 1, 2002 are not reported in the current year's financial statements. The table below shows the distributions to unitholders both before and after the combination.

Distributions on issued units		Post-Combination		Pre-Combination	
Record Date	Payment Date	$/Unit	Distribution	$/Unit	Distribution
Total amounts paid in 2001		-	-	0.21	5,693
Total amounts paid in 2002	before October 1, 2002	-	-	0.49	15,267
September 30, 2002	October 21, 2002	-	-	0.06	1,936
October 31, 2002	November 20, 2002	**0.065**	**6,324**	-	-
November 30, 2002	December 20, 2002	**0.065**	**6,325**	-	-
December 31, 2002	January 20, 2003	**0.065**	**6,376**	-	-
Distributions on issued units		**0.195**	**19,025**	0.76	22,896
Distributions (interest) on convertible debentures *(Note 10)*					
December 31, 2002	June 30, 2003	-	**188**	-	-
Total accumulated distributions		**0.195**	**19,213**	0.76	22,896

Years ended December 31, 2002 and 2001 (tabular amounts in $000s except for unit amounts)

14. INCOME TAXES

The Trust

The Trust is an inter vivos trust for income tax purposes. Accordingly, the Trust is taxable on any income which is not allocated to the unitholders. The Trust intends to allocate all income to the unitholders. Should the Trust incur any income taxes, the funds available for distribution will be reduced accordingly.

During 2002, the Trust had nil taxable income (2001 - nil) and all distributions were considered a return of capital to the unitholders. During the year, $4.3 million of tax pools were utilized, with the following tax pools remaining:

	2002	2001
COGPE	**17,876**	-
Tax loss carry forward	**1,739**	5,300
Share issue costs	**1,440**	-
	21,055	5,300

Corporate subsidiaries

Future income taxes arise from temporary differences between the accounting and tax bases of the corporate subsidiaries assets and liabilities. The Trust has recorded a future income tax liability associated with those temporary differences as at December 31, 2002 and 2001 relating to the following:

	2002	2001
Temporary differences related to assets and liabilities	**164,196**	139,394
Finance expense charged to unitholders' equity	**(3,786)**	(2,077)
Tax loss carry forward	**(17,071)**	(3,566)
	143,339	133,751

Income tax expense varies from amounts that would be computed by applying Canadian federal and provincial income tax rates as follows:

	2002	2001
Net earnings (loss) before taxes	**(2,591)**	22,215
Statutory income tax rate	**42.34%**	42.84%
Expected income tax expense	**(1,097)**	9,517
Add (deduct) the tax effect of:		
Non-deductible crown charges	**8,333**	9,380
Resource allowance	**(5,686)**	(8,502)
Alberta Royalty Tax Credit	**(212)**	(375)
Rate adjustments and other	**(3,320)**	(2,396)
Future income tax expense (recovery)	**(1,982)**	7,624
Capital tax expense	**935**	808
Total tax expense (recovery)	**(1,047)**	8,432

15. HEDGING AND FINANCIAL INSTRUMENTS

The Trust's financial instruments recognized on the consolidated balance sheets include accounts receivable, accounts payable and accrued liabilities, bank debt and hedging and capital lease obligations. The fair values of financial instruments other than bank debt approximates their carrying amounts due to the short-term nature of these instruments. The carrying value of bank debt approximates its fair value due to floating interest terms; the fair value of the obligation under capital lease approximates carrying value due to current rates for comparable terms of the lease obligation. The fair value of the interest rate swaps associated with bank debt is disclosed in Note 6.

Years ended December 31, 2002 and 2001 (tabular amounts in $000s except for unit amounts)

The Trust is exposed to the commodity price fluctuations of crude oil and natural gas and to fluctuations of the Canada - US dollar exchange rate. The Trust manages this risk by entering into various on and off balance sheet derivative financial instruments. A portion of the Trust's exposure to these fluctuations is hedged through the use of swaps and forward contracts. The Trust's exposure to interest rate fluctuations is disclosed in Note 6.

The Trust is exposed to credit risk due to the potential non-performance of counter parties to the above financial instruments. The Trust mitigates this risk by dealing only with larger, well-established commodity marketing companies and with major national chartered banks.

As a result of commodity hedging transactions, petroleum and natural gas sales for 2002 increased by $0.5 million (2001 - $5.5 million).

Deferred charge

On April 14, 2000, Ketch Energy unwound gas contracts for a total of 5,055 GJs per day comprised of a contract for 4,000 GJs per day at $2.29 per GJ to October 2003 and a 1,055 GJs per day contract at $2.54 per GJ to October 2001. The loss on these contracts was $4.3 million and has been recorded as a deferred charge. The charge is being amortized over the term of the original contracts. An amount of $0.5 million was amortized during 2002 (2001 - $2.0 million). The remaining unamortized balance at December 31, 2002 was $386,000 (2001 - $853,000)

The Trust has entered into various financial contracts and fixed price physical contracts for 2002 and future years.

December 31, 2002 outstanding contracts

Crude Oil

Financial Instrument	Daily Volume (bbls)	Floor/Ceiling	Term
Three way collar	1,000	US$20.00 - 25.00 - 29.00	January 1, 2003 - July 31, 2003
Three way collar	1,000	US$21.00 - 24.00 - 28.60	January 1, 2003 - December 31, 2003
Collar	500	US$22.00 - 29.10	January 1, 2003 - December 31, 2003
Collar	500	US$22.00 - 29.50	January 1, 2003 - December 31, 2003
Collar	500	US$24.00 - 29.00	January 1, 2003 - June 30, 2003
Collar	500	US$24.00 - 29.07	January 1, 2003 - June 30, 2003

Heavy Oil Differentials

Financial Instrument	Daily Volume (bbls)	Floor/Ceiling	Term
Collar	800	US$6.00 - 12.00	July 1, 2002 - June 30, 2003
Floor	200	US$8.70	January 1, 2003 - June 30, 2003

Natural Gas

Financial Instrument	Daily Volume (GJ)	Floor/ Ceiling	Term
Put	2,000	CDN $4.50	November 1, 2002 - March 31, 2003
Put	5,000	CDN $4.50	November 1, 2002 - March 31, 2003
Put	5,000	CDN $4.75	November 1, 2002 - March 31, 2003
Collar	5,000	CDN $4.75 - 8.20	December 1, 2002 - March 31, 2003
Collar	5,000	CDN $4.75 - 7.80	December 1, 2002 - March 31, 2003
Collar	5,000	CDN $5.00 - 6.85	January 1, 2003 - March 31, 2003
Collar	2,000	CDN $4.50 - 6.35	April 1, 2003 - October 31, 2003
Collar	5,000	CDN $4.50 - 6.20	April 1, 2003 - October 31, 2003
Collar	5,000	CDN $4.50 - 6.25	April 1, 2003 - October 31, 2003
Collar	5,000	CDN $4.50 - 6.50	April 1, 2003 - October 31, 2003
Collar	5,000	CDN $4.50 - 6.16	April 1, 2003 - October 31, 2003

Years ended December 31, 2002 and 2001 (tabular amounts in $000s except for unit amounts)

The fair value of the outstanding crude oil and natural gas contracts as of December 31, 2002, reflects unrealized losses of $2.1 million and $14.0 million respectively. Due to the fluctuating commodity prices, the realized gain or loss when the contracts settle may vary.

At December 31, 2002, the Trust had a US dollar forward sales contract for an aggregate $200,000 per month, expiring December 2005, at an average exchange rate of 1.452 percent. The unrealized fair value loss on the outstanding contracts at December 31, 2002 is $835,016 (December 31, 2001 - $1,189,784).

16. SUBSEQUENT EVENT

Subsequent to year end, on January 28, 2003, the Trust completed the previously announced acquisition of Elk Point Resources Inc. ("Elk Point"), a public company involved in the exploration, development and production of oil and gas in western Canada. All of the issued and outstanding shares of Elk Point were acquired for $3.70 per Elk Point share, to a maximum of $15 million or a ratio of 0.95 units per Elk Point share, to a maximum of 26.3 million units. Elk Point shareholders elected to receive units in excess of the maximum available and accordingly, the final exchange ratio was calculated as 0.88537 trust units with 26,293,160 units issued and the payment of $15.9 million in cash (including $5.0 million of transaction costs).

The acquisition will be accounted for by the purchase method of accounting. An estimate of the allocation to the fair value of the assets is as follows, but is subject to change upon the final determination of fair values.

Allocation of purchase price:	
Net working capital	**1,484**
Petroleum and natural gas properties	**170,000**
Goodwill	**13,603**
Future income taxes	**(11,470)**
Bank debt	**(63,000)**
Hedging obligation	**(352)**
Provision for future site restoration	**(2,325)**
	107,940
Consideration was comprised of:	
Issuance of units	**95,970**
Cash	**10,890**
Transaction costs (net of option proceeds)	**1,080**
	107,940

Concurrent with the acquisition of Elk Point, the credit facility with the syndicate of banks was increased to an aggregate of $190 million from an aggregate of $150 million. The other terms of the facility remain unchanged.

17. COMPARATIVE FIGURES

Certain of the prior year's figures have been reclassified to conform to the current year's presentation. Additionally, the comparative figures are those of Ketch Energy Ltd. and not of Acclaim as previously reported, due to reverse takeover accounting effective October 1, 2002.

ACCLAIM ENERGY TRUST
1800, 255 - 5th Avenue S.W.
Calgary, AB T2P 3G6

DELIVERED VIA SEDAR

May 21, 2003

COMMISSION DES VALEURS MOBILIÈRES DU QUÉBEC
Exchange Tower, 22nd Floor
800, Square Victoria
Montreal, QC H4Z 1G3

Attention : Ms. Sophie Corbeil

Dear Ms. Corbeil:

Re: Notice pursuant to Section 114 of the *Regulation Respecting Securities* (the "**Regulation**")

We hereby file a report pursuant to Section 114 of the Regulation for the year ended December 31, 2002. Acclaim Energy Trust has not distributed any options to purchase trust units pursuant to its stock option plan nor has it issued any trust units pursuant to the exercise of options issued under its stock option plan in reliance on the exemption prescribed by Section 52 of the *Securities Act.*

No other securities were issued by Acclaim Energy Trust pursuant to an exemption provided in Section 52 of the *Securities Act* to residents of the Province of Québec for the year ended December 31, 2002.

Yours very truly,

ACCLAIM ENERGY TRUST, by its attorney,
ACCLAIM ENERGY INC.

Per: (Signed)
Stephanie A. Bunch
Controller

G:\056164\0010\QSC report.DOC


SEC MAIL
RECEIVED
PROCESSING
APR 05 2004
WASH. D.C.
208
SECTION

EVALUATION OF THE NON-UNITIZED P&NG RESERVES

OF

PETRO-CANADA OIL AND GAS

IN THE WILLESDEN GREEN AREA OF ALBERTA

(As of April 1, 2003)


Sproule
ASSOCIATES
LIMITED

Geological and Petroleum Engineering Consultants

Suite 900, North Tower, Sun Life Plaza, 140 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 3N3
Tel: (403) 294-5500 Fax: (403) 294-5590 Fax: (403) 294-5580

Copies:	Petro-Canada Oil and Gas (4) Sproule Associates Limited (1)
Project No.:	1157.14689
Prepared For:	Petro-Canada Oil and Gas
Authors:	Hans J. Firla, P.Eng., Project Leader Michael W. Maughan, C.P.G., P.Geol.
Exclusivity:	This report has been prepared for the exclusive use of Petro-Canada Oil and Gas and shall not be reproduced, distributed, or made available to any other company or person, regulatory body, or organization without the knowledge and written consent of Sproule Associates Limited, and without the complete contents of the report.

Table of Contents

Introduction

Summary

Introduction

This report was prepared by Sproule Associates Limited ("Sproule") at the request of Mr. Robert Taylor, P.Eng., Leader - Northern Acquisitions & Divestitures, of Petro-Canada Oil and Gas. Petro-Canada Oil and Gas is hereinafter referred to as "the Company." The effective date of this report is April 1, 2003, and it consists of an evaluation of the P&NG reserves of the Company's non-unitized interests in the Willesden Green area of Alberta (location map in the Figures section). This report was prepared during January through March 2003 for the purpose of evaluating the Company's non-unitized P&NG reserves in the Willesden Green area for divestment purposes.

For convenience, this report has been presented in one volume. This volume has three sections: Introduction, Summary, and Discussion. Sproule's Disclaimer and Certification are presented in the Introduction section, high-level summaries of the evaluation are presented in the Summary section, and the Discussion section includes the following details pertaining to the evaluation of the P&NG reserves:

- Table 1, well list and reservoir data for volumetric reserves calculations, where applicable;
- Table 2, summaries of the estimates of proven and probable oil and pipeline gas reserves and net present values;
- Table 2A, summaries of well details for groups shown as one-line entities in Table 2;
- Table 3, forecasts of proven and probable oil and pipeline gas production, revenue, and net present values, before income taxes;
- Location map, land plat and well lists showing the Company's interest lands for the property (as provided by the Company);
- Historical production curves for the producing wells;
- Material balance plots, if applicable.

Reserves definitions; product price forecasts; abbreviations, units and conversion factors and general evaluation parameters are included in Appendices A, B, C, and D, respectively.

Disclaimer

This report has been prepared by Sproule Associates Limited using current geological and engineering knowledge and techniques. It has been prepared within the Code of Ethics of the Association of Professional Engineers, Geologists and Geophysicists of Alberta. Nevertheless, the reserves and values presented in this report could be affected by the data received, and the procedures used, by Sproule Associates Limited, as qualified below.

Historical Data and Field Operations

1. All historical production data, operating and capital cost information, and product prices that were obtained from the Company or from public sources were accepted as represented, without any further investigation by Sproule Associates Limited.

2. In the preparation of this evaluation, a field inspection of the properties was not performed. The relevant engineering data were made available by the Company or obtained from public sources and the non-confidential files at Sproule Associates Limited. No additional information regarding the reserves evaluation would have been obtained by an on-site visit.

Interests and Burdens

1. Property descriptions, details of interests held, and well data, as supplied by the Company, were accepted as represented. No investigation was made into either the legal titles held or any operating agreements in place relating to the subject properties.

2. Lessor and overriding royalties and other burdens were obtained from the Company records. No further investigation was undertaken by Sproule Associates Limited.

Evaluation Procedures

1. The Company provided Sproule with recent revenue statements that were used to determine certain economic parameters.

2. The forecasts of product prices used in this evaluation were prepared by Sproule Associates Limited, which became effective on February 1, 2003.


Sproule

3. The probable reserves were evaluated in the same manner as the proven reserves; however, the Company has requested that the probable reserves and values not be reduced to account for risk.

4. The capital required for well abandonment and lease reclamation has not been included in this report. No attempt was made to estimate the values realized from salvage of equipment and facilities in which the Company has an interest.

Evaluation Results

1. The accuracy of reserves estimates and associated economic analysis is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgement. Given the data provided at the time this report was prepared, the estimates presented herein are considered reasonable. However, they should be accepted with the understanding that reservoir performance subsequent to the date of the estimates may necessitate revision.

2. The net present values of the reserves presented in this report simply represent discounted future cash flow values at several discount rates. Though net present values form an integral part of fair market value estimations, without consideration for other economic criteria, they are not to be construed as Sproule's opinion of fair market value.

3. Due to rounding, certain totals may not be consistent from one presentation to the next.

Exclusivity

This report has been prepared for the exclusive use of Petro-Canada Oil and Gas, and shall not be reproduced, distributed, or made available to any other company or person, regulatory body, or organization without the knowledge and written consent of Sproule Associates Limited, and without the complete contents of the report.


Sproule

Certification

Report Preparation

The report entitled "Evaluation of the Non-Unitized P&NG Reserves of Petro-Canada Oil and Gas in the Willesden Green Area of Alberta (As of April 1, 2003)," was prepared by the following Sproule personnel:

Hans J. Firla, P.Eng., Project Leader

Michael W. Maughan, C.P.G., P.Geol.
Manager, Geoscience, & Associate

Sproule Executive Endorsement

This report has been reviewed and endorsed by the following Executive of Sproule:

K. H. Crowther, P.Eng.
President


Sproule

Permit to Practice

Sproule Associates Limited is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta and hereby attests to its qualifications by signing this permit to practice stamp.

PERMIT TO PRACTICE
Sproule Associates Limited

Signature

March 24, 2003
Date

PERMIT NUMBER: P417
The Association of Professional Engineers, Geologists and Geophysicists of Alberta

Certificate

Hans J. Firla, B.S., P.Eng.

I, Hans J. Firla, Associate at Sproule Associates Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1. I hold the following degree:
   a. B.S. Petroleum Engineering (1972) University of Wyoming, Laramie WY, USA

2. I am a registered professional:
   a. Professional Engineer (P.Eng.) Province of Alberta, Canada

3. I am a member of the following professional organizations:
   a. Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)

4. My contribution to the report entitled "Evaluation of the Non-Unitized P&NG Reserves of Petro-Canada Oil and Gas in the Willesden Green Area of Alberta (As of April 1, 2003)" is based on my engineering knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule Associates Limited. I did not undertake a field inspection of the properties.

5. I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Petro-Canada Oil and Gas.

Hans J. Firla, P.Eng.

Certificate

Michael W. Maughan, B.S., C.P.G., P.Geol.

I, Michael W. Maughan, Manager, Geoscience, and Associate at Sproule Associates Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1. I hold the following degree:
   a. B.S. Geology (1987) University of Oklahoma, Norman OK, USA

2. I am a registered professional:
   a. Professional Geologist (P.Geol.) Province of Alberta, Canada
   b. Certified Professional Geologist (C.P.G.), States of Colorado and Wyoming, USA

3. I am a member of the following professional organizations:
   a. Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)
   b. Canadian Association of Petroleum Geologists (CSPG)
   c. American Association of Petroleum Geologists (AAPG)
   d. American Institute of Professional Geologists (AIPG)
   e. Association of Geoscientists of Ontario
   f. National Honorary Society in the Earth Sciences (Society of SGE)

4. My contribution to the report entitled "Evaluation of the Non-Unitized P&NG Reserves of Petro-Canada Oil and Gas in the Willesden Green Area of Alberta (As of April 1, 2003)" is based on my geological knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule Associates Limited. I did not undertake a field inspection of the properties.

5. I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Petro-Canada Oil and Gas.

M. Maughan

Michael W. Maughan, C.P.G., P.Geol.

Certificate

Ken H. Crowther, B.S., P.Eng.

I, Ken H. Crowther, President and Director of Sproule Associates Limited, 900, 140 Fourth Ave SW, Calgary, Alberta, declare the following:

1. I hold the following degree:
   a. B.S. (Honours) Petroleum Engineering (1972) University of Wyoming, Laramie WY, USA

2. I am a registered professional:
   a. Professional Engineer (P.Eng.) Province of Alberta, Canada

3. I am a member of the following professional organizations:
   a. Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA)
   b. Petroleum Society of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM)
   c. Society of Petroleum Engineers (SPE)
   d. Society of Petroleum Evaluation Engineers (SPEE)

4. My contribution to the report entitled "Evaluation of the Non-Unitized P&NG Reserves of Petro-Canada Oil and Gas in the Willesden Green Area of Alberta (As of April 1, 2003)" is based on my engineering knowledge and the data provided to me by the Company, from public sources, and from the non-confidential files of Sproule Associates Limited. I did not undertake a field inspection of the properties.

5. I have no interest, direct or indirect, nor do I expect to receive any interest, direct or indirect, in the properties described in the above-named report or in the securities of Petro-Canada Oil and Gas.

Ken H. Crowther, P.Eng.


Sproule

Summary

Table S-1 summarizes our evaluation, before income taxes, of the non-unitized P&NG reserves of Petro-Canada Oil and Gas in the Willesden Green area of Alberta (As of April 1, 2003).

The reserves definitions and ownership classification used in this evaluation are the standards used by Sproule Associates Limited. The oil reserves are presented in thousands of barrels, at stock tank conditions. The pipeline gas reserves are presented in millions of cubic feet, at base conditions of 14.65 psia and 60 degrees Fahrenheit. The natural gas liquids reserves are presented in thousands of barrels, at base conditions of 60 degrees Fahrenheit and equilibrium pressure.

The net present values of the reserves are presented (on a before income tax basis) in Canadian dollars and are based on annual projections of net revenue, which were discounted at various rates using the mid-period discounting method. It is important to note that the probable reserves and values have not been reduced for risk, at the request of the Company. The Alberta Royalty Tax Credit (ARTC) has not been included, since it cannot be transferred with the sale of the property.

The price forecasts that formed the basis for the revenue projections in the evaluation were based on Sproule's February 1, 2003 pricing model. Table S-2 presents a summary of selected forecasts.

Summary forecasts of production and net revenue for the total proven plus probable, total proven, total proven developed producing, total proven undeveloped and total probable reserves are presented in Tables S-3 through S-3D. The ARTC is not included in these forecasts.

Following Tables S-3 are Figures S-1 through S-4, which present various graphs generated from the results of this evaluation.


Sproule

Table S-1
Summary of the Evaluation of the Non-Unitized P&NG Reserves of Petro-Canada Oil and Gas in the Willesden Green Area of Alberta (As of April 1, 2003)

	Remaining Reserves			Net Present Values Before Income Taxes (M$)			
		Company					
	Gross	Gross	Net	At 0%	At 8%	At 10%	At 12%
Oil (Mbbl)							
Proven Developed Producing	693.3	475.9	452.8	17,941	15,817	15,383	14,980
Proven Undeveloped	411.1	401.3	353.6	7,339	4,080	3,533	3,057
Total Proven	**1,104.3**	**877.2**	**806.4**	**25,280**	**19,897**	**18,916**	**18,036**
Probable Developed	77.0	33.6	31.4	869	667	628	594
Probable Undeveloped	182.2	148.9	135.8	851	221	110	14
Total Probable	**259.2**	**182.5**	**167.3**	**1,720**	**887**	**739**	**608**
Total Proven Plus Probable	**1,363.5**	**1,059.7**	**973.7**	**27,000**	**20,784**	**19,655**	**18,644**
Solution Gas (MMcf) (Values included with oil.)							
Proven Developed Producing	3,033	2,742	1,919				
Proven Undeveloped	771	752	527				
Total Proven	**3,804**	**3,495**	**2,446**				
Probable Developed	144	63	56				
Probable Undeveloped	286	224	157				
Total Probable	**431**	**287**	**213**				
Total Proven Plus Probable	**4,234**	**3,782**	**2,659**				
Pipeline Gas (MMcf)							
Proven Developed Producing	9,062	4,629	3,921	16,031	10,070	9,235	8,540
Proven Undeveloped	1,350	297	244	458	179	132	91
Total Proven	**10,412**	**4,926**	**4,165**	**16,490**	**10,248**	**9,367**	**8,631**
Probable Undeveloped	1,800	410	339	537	159	97	44
Total Proven Plus Probable	**12,212**	**5,335**	**4,505**	**17,027**	**10,408**	**9,464**	**8,675**
Natural Gas Liquids (Mbbl) (Values included with oil and/or gas.)							
Proven Developed Producing	464.8	305.4	207.1				
Proven Undeveloped	75.8	40.0	27.2				
Total Proven	**540.7**	**345.4**	**234.3**				
Probable Developed	5.8	2.5	1.7				
Probable Undeveloped	65.0	19.9	13.5				
Total Probable	**70.8**	**22.4**	**15.2**				
Total Proven Plus Probable	**611.4**	**367.8**	**249.6**				

Note(s): Numbers may not add due to rounding. Probable reserves and values have not been reduced for risk. Pipeline and solution gas reserves are additive.


Sproule

Table S-1 (Cont'd) Summary of the Evaluation of the Non-Unitized P&NG Reserves of Petro-Canada Oil and Gas in the Willesden Green Area of Alberta (As of April 1, 2003)							
	Remaining Reserves			Net Present Values Before Income Taxes (M$)			
		Company					
	Gross	Gross	Net	At 0%	At 8%	At 10%	At 12%
GRAND TOTAL							
Proven Developed Producing				33,972	25,887	24,618	23,520
Proven Undeveloped				7,798	4,259	3,665	3,148
Total Proven				**41,769**	**30,145**	**28,283**	**26,668**
Probable Developed				869	667	628	594
Probable Undeveloped				**1,387**	**380**	**208**	**58**
Total Probable				**2,257**	**1,047**	**836**	**652**
Total Proven Plus Probable				**44,026**	**31,192**	**29,119**	**27,319**

Note(s): Numbers may not add due to rounding. Probable reserves and values have not been reduced for risk.
Pipeline and solution gas reserves are additive.

Table S-2
Summary of Selected Price Forecasts
(Effective February 1, 2003)

Year	WTI Cushing[a] Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Alberta[b] Plantgate Index ($Cdn/MMBtu)	Henry Hub ($US/MMBtu)
2003 (11 mos)	28.12	41.49	6.47	4.90
2004	23.91	35.32	5.77	4.40
2005	21.63	32.22	4.60	3.61
2006	21.96	32.78	4.27	3.40
2007	22.29	33.90	4.42	3.45
2008	22.62	34.42	4.48	3.50
2009	22.96	35.58	4.67	3.56
2010	23.31	36.13	4.75	3.61
2011	23.66	36.69	4.84	3.66
2012	24.01	37.26	4.94	3.72
2013	24.37	37.83	5.03	3.77
2014	24.74	38.42	5.12	3.83
Thereafter	Escalation Rate of 1.5% per Year			

Note:
a. 40 degrees API, 0.4% sulphur
b. Undeveloped gas must have a minimum $0.15 per MMBtu deduction.

TABLE S-3

Willesden Green Non-Unit, Alberta

(As of April 1, 2003)
Proven Plus Probable

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	1363.5	4234	12212	0.0	0.0	0.0	611.4	611.4	0.0
CO.INT	1059.7	3782	5335	0.0	0.0	0.0	367.8	367.8	0.0
CO.NET	973.7	2659	4505	0.0	0.0	0.0	249.6	249.6	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	7338	44026	0	0	0	0	44026
8.00	6985	31192	0	0	0	0	31192
10.00	6905	29119	0	0	0	0	29119
12.00	6827	27319	0	0	0	0	27319
15.00	6716	25024	0	0	0	0	25024
20.00	6252	21993	0	0	0	0	21993

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL COMP.INT	GAS COMP.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	362	3734	3994	6903	1172	2644	3	1489	43	4407	0	3484
2004	525	3776	6524	8319	1162	3419	4	2480	58	2931	0	7114
2005	457	3211	5157	5686	812	2286	3	2443	49	0	0	6875
2006	362	2614	4150	4326	679	1678	2	2282	40	0	0	5152
2007	288	2095	3411	3575	567	1312	2	2118	33	0	0	4088
2008	213	1453	2582	2525	399	861	2	1738	23	0	0	2882
2009	178	1289	2225	2321	375	741	2	1691	21	0	0	2465
2010	145	1177	1700	1994	324	590	2	1369	18	0	0	2040
2011	105	943	1350	1759	287	485	2	1156	15	0	0	1739
2012	89	850	1173	1619	267	424	2	1139	14	0	0	1480
2013	75	782	973	1477	246	369	1	1071	13	0	0	1242
2014	52	700	678	1329	224	314	1	864	12	0	0	1041
2015	43	615	598	1227	209	280	1	849	11	0	0	893
2016	38	560	535	1137	196	252	1	846	10	0	0	760
2017	29	541	386	1036	182	220	1	735	9	0	0	639
2018	17	450	248	939	168	191	1	620	8	0	0	536
2019	26	294	213	354	58	79	0	323	3	0	0	220
2020	12	116	183	249	39	57	0	271	2	0	0	141
2021	2	227	14	198	30	37	0	87	1	0	0	118
2022	0	86	0	189	29	34	0	70	1	0	0	113
Subt			36093	47164	7427	16273	30	23639	384	7338	0	43020
13yr			0	1909	310	321	0	877	14	0	0	1006
Total			36093	49072	7737	16594	30	24516	398	7338	0	44026

Probable Reserves & Values Unrisked


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:35:44AM

TABLE S-3A

Willesden Green Non-Unit, Alberta

(As of April 1, 2003)

Total Proven

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	1104.3	3804	10412	0.0	0.0	0.0	540.7	540.7	0.0
CO.INT	877.2	3495	4926	0.0	0.0	0.0	345.4	345.4	0.0
CO.NET	806.4	2446	4165	0.0	0.0	0.0	234.3	234.3	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	3912	41769	0	0	0	0	41769
8.00	3837	30145	0	0	0	0	30145
10.00	3820	28283	0	0	0	0	28283
12.00	3802	26668	0	0	0	0	26668
15.00	3777	24608	0	0	0	0	24608
20.00	3571	21886	0	0	0	0	21886

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL COMP.INT	GAS COMP.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	362	3734	3994	6903	1172	2644	3	1489	43	3912	0	3979
2004	452	3564	5617	7852	1111	3156	4	2258	55	0	0	9107
2005	353	2879	3976	5099	747	1981	3	2086	45	0	0	5707
2006	280	2342	3209	3877	623	1467	2	1958	37	0	0	4245
2007	224	1872	2647	3194	519	1154	2	1819	30	0	0	3355
2008	163	1270	1974	2208	358	744	2	1458	21	0	0	2315
2009	139	1138	1731	2049	339	652	2	1426	19	0	0	2022
2010	113	1057	1306	1766	294	521	2	1116	16	0	0	1712
2011	80	840	1037	1567	262	432	2	911	14	0	0	1507
2012	70	764	923	1456	245	383	2	901	13	0	0	1326
2013	62	700	823	1353	230	342	1	893	12	0	0	1158
2014	51	647	673	1246	213	300	1	821	11	0	0	999
2015	43	580	598	1157	200	269	1	813	10	0	0	861
2016	38	530	535	1076	188	243	1	810	10	0	0	736
2017	29	515	386	988	175	213	1	704	9	0	0	622
2018	17	434	248	906	163	186	1	597	8	0	0	525
2019	26	282	213	338	56	77	0	312	3	0	0	216
2020	12	116	183	249	39	57	0	271	2	0	0	141
2021	2	227	14	198	30	37	0	87	1	0	0	118
2022	0	86	0	189	29	34	0	70	1	0	0	113
Subt			30088	43672	6996	14893	30	20799	360	3912	0	40763
13yr			0	1909	310	321	0	877	14	0	0	1006
Total			30088	45581	7306	15214	30	21676	374	3912	0	41769


Sproule
ASSOCIATES LIMITED

2003/03/24
9:36:01AM

TABLE S-3B

Willesden Green Non-Unit, Alberta

(As of April 1, 2003)

Proven Developed Producing

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	693.3	3033	9062	0.0	0.0	0.0	464.8	464.8	0.0
CO.INT	475.9	2742	4629	0.0	0.0	0.0	305.4	305.4	0.0
CO.NET	452.8	1919	3921	0.0	0.0	0.0	207.1	207.1	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	33972	0	0	0	0	33972
8.00	0	25887	0	0	0	0	25887
10.00	0	24618	0	0	0	0	24618
12.00	0	23520	0	0	0	0	23520
15.00	0	22118	0	0	0	0	22118
20.00	0	20257	0	0	0	0	20257

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL COMP.INT	GAS COMP.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	362	3734	3994	6903	1172	2644	3	1489	43	0	0	7890
2004	272	3100	3386	6829	983	2359	4	1838	49	0	0	6949
2005	201	2484	2262	4400	656	1453	3	1700	39	0	0	4121
2006	151	2006	1733	3322	543	1066	2	1601	32	0	0	2896
2007	115	1588	1354	2707	446	831	2	1487	26	0	0	2162
2008	71	1028	863	1790	295	490	2	1147	17	0	0	1292
2009	61	932	759	1680	282	445	2	1132	16	0	0	1126
2010	43	906	471	1447	244	356	2	837	13	0	0	954
2011	25	691	319	1291	218	299	2	644	12	0	0	871
2012	23	638	306	1218	207	275	2	644	11	0	0	799
2013	22	593	293	1147	197	254	1	644	10	0	0	726
2014	17	577	217	1068	184	228	1	579	10	0	0	651
2015	15	502	206	1003	175	210	1	576	9	0	0	587
2016	14	465	199	944	166	194	1	578	8	0	0	528
2017	8	503	97	874	156	172	1	475	8	0	0	471
2018	0	387	0	807	147	152	1	370	7	0	0	424
2019	0	422	0	281	45	52	0	108	2	0	0	163
2020	0	93	0	200	30	37	0	69	1	0	0	123
2021	0	89	0	195	30	35	0	70	1	0	0	118
2022	0	86	0	189	29	34	0	70	1	0	0	113
Subt			16459	38294	6206	11589	30	16058	317	0	0	32965
13yr			0	1909	310	321	0	877	14	0	0	1006
Total			16459	40203	6516	11911	30	16936	331	0	0	33972



Sproule
ASSOCIATES LIMITED

TABLE S-3C

Willesden Green Non-Unit, Alberta

(As of April 1, 2003)

Proven Undeveloped

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	411.1	771	1350	0.0	0.0	0.0	75.8	75.8	0.0
CO.INT	401.3	752	297	0.0	0.0	0.0	40.0	40.0	0.0
CO.NET	353.6	527	244	0.0	0.0	0.0	27.2	27.2	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	3912	7798	0	0	0	0	7798
8.00	3837	4259	0	0	0	0	4259
10.00	3820	3665	0	0	0	0	3665
12.00	3802	3148	0	0	0	0	3148
15.00	3777	2490	0	0	0	0	2490
20.00	3571	1629	0	0	0	0	1629

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL COMP.INT	GAS COMP.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	3912	0	-3912
2004	179	464	2231	1023	128	797	0	421	7	0	0	2157
2005	152	395	1714	699	91	528	0	386	6	0	0	1586
2006	129	336	1476	555	80	401	0	357	5	0	0	1349
2007	109	285	1293	487	73	323	0	332	4	0	0	1193
2008	92	241	1111	418	63	254	0	311	4	0	0	1023
2009	78	206	972	369	57	207	0	294	3	0	0	895
2010	66	175	836	319	50	165	0	279	3	0	0	757
2011	56	148	718	276	44	133	0	267	2	0	0	636
2012	47	126	617	239	38	108	0	257	2	0	0	527
2013	40	107	530	206	33	88	0	248	2	0	0	432
2014	34	91	456	178	29	72	0	242	1	0	0	348
2015	28	77	391	154	25	59	0	236	1	0	0	273
2016	24	65	336	132	22	49	0	232	1	0	0	208
2017	20	56	289	114	19	41	0	229	1	0	0	151
2018	17	47	248	98	17	34	0	227	1	0	0	101
2019	15	28	213	58	10	24	0	203	1	0	0	53
2020	12	23	183	49	9	20	0	202	0	0	0	18
2021	11	21	14	4	1	2	0	17	0	0	0	0
Total			13628	5378	790	3303	0	4740	43	3912	0	7798


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:35:13AM

TABLE S-3D

Willesden Green Non-Unit, Alberta

(As of April 1, 2003)
Total Probable

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	259.2	431	1800	0.0	0.0	0.0	70.8	70.8	0.0
CO.INT	182.5	287	410	0.0	0.0	0.0	22.4	22.4	0.0
CO.NET	167.3	213	339	0.0	0.0	0.0	15.2	15.2	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	3426	2257	0	0	0	0	2257
8.00	3148	1047	0	0	0	0	1047
10.00	3085	836	0	0	0	0	836
12.00	3025	652	0	0	0	0	652
15.00	2939	416	0	0	0	0	416
20.00	2681	107	0	0	0	0	107

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL COMP.INT	GAS COMP.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	495	0	-495
2004	73	212	908	466	51	262	0	222	3	2931	0	-1993
2005	105	332	1181	587	65	305	0	356	4	0	0	1168
2006	82	272	941	449	55	211	0	324	3	0	0	907
2007	64	223	763	381	48	158	0	299	3	0	0	733
2008	50	183	608	317	41	117	0	280	2	0	0	567
2009	39	151	493	272	35	90	0	265	2	0	0	444
2010	31	125	393	228	30	68	0	253	2	0	0	328
2011	24	103	313	192	25	53	0	244	1	0	0	233
2012	19	86	250	163	22	41	0	238	1	0	0	154
2013	13	76	149	125	16	27	0	178	1	0	0	84
2014	1	51	6	82	11	13	0	43	1	0	0	42
2015	0	35	0	70	9	11	0	36	0	0	0	32
2016	0	30	0	61	8	9	0	36	0	0	0	24
2017	0	25	0	49	7	7	0	31	0	0	0	16
2018	0	16	0	34	5	5	0	23	0	0	0	11
2019	0	13	0	15	2	2	0	12	0	0	0	4
Total			6005	3491	431	1380	0	2841	24	3426	0	2257

TABLE S-3

Willesden Green Non-Unit, Alberta

(As of April 1, 2003)
Proven Plus Probable

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	1363.5	4234	12212	0.0	0.0	0.0	611.4	611.4	0.0
CO.INT	1059.7	3782	5335	0.0	0.0	0.0	367.8	367.8	0.0
CO.NET	973.7	2659	4505	0.0	0.0	0.0	249.6	249.6	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	7338	44026	0	0	0	0	44026
8.00	6985	31192	0	0	0	0	31192
10.00	6905	29119	0	0	0	0	29119
12.00	6827	27319	0	0	0	0	27319
15.00	6716	25024	0	0	0	0	25024
20.00	6252	21993	0	0	0	0	21993

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL COMP.INT	GAS COMP.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	362	3734	3994	6903	1172	2644	3	1489	43	4407	0	3484
2004	525	3776	6524	8319	1162	3419	4	2480	58	2931	0	7114
2005	457	3211	5157	5686	812	2286	3	2443	49	0	0	6875
2006	362	2614	4150	4326	679	1678	2	2282	40	0	0	5152
2007	288	2095	3411	3575	567	1312	2	2118	33	0	0	4088
2008	213	1453	2582	2525	399	861	2	1738	23	0	0	2882
2009	178	1289	2225	2321	375	741	2	1691	21	0	0	2465
2010	145	1177	1700	1994	324	590	2	1369	18	0	0	2040
2011	105	943	1350	1759	287	485	2	1156	15	0	0	1739
2012	89	850	1173	1619	267	424	2	1139	14	0	0	1480
2013	75	782	973	1477	246	369	1	1071	13	0	0	1242
2014	52	700	678	1329	224	314	1	864	12	0	0	1041
2015	43	615	598	1227	209	280	1	849	11	0	0	893
2016	38	560	535	1137	196	252	1	846	10	0	0	760
2017	29	541	386	1036	182	220	1	735	9	0	0	639
2018	17	450	248	939	168	191	1	620	8	0	0	536
2019	26	294	213	354	58	79	0	323	3	0	0	220
2020	12	116	183	249	39	57	0	271	2	0	0	141
2021	2	227	14	198	30	37	0	87	1	0	0	118
2022	0	86	0	189	29	34	0	70	1	0	0	113
Subt			36093	47164	7427	16273	30	23639	384	7338	0	43020
13yr			0	1909	310	321	0	877	14	0	0	1006
Total			36093	49072	7737	16594	30	24516	398	7338	0	44026

Probable Reserves & Values Unrisked


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:35:44AM

TABLE S-3A

Willesden Green Non-Unit, Alberta

(As of April 1, 2003)
Total Proven

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	1104.3	3804	10412	0.0	0.0	0.0	540.7	540.7	0.0
CO.INT	877.2	3495	4926	0.0	0.0	0.0	345.4	345.4	0.0
CO.NET	806.4	2446	4165	0.0	0.0	0.0	234.3	234.3	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	3912	41769	0	0	0	0	41769
8.00	3837	30145	0	0	0	0	30145
10.00	3820	28283	0	0	0	0	28283
12.00	3802	26668	0	0	0	0	26668
15.00	3777	24608	0	0	0	0	24608
20.00	3571	21886	0	0	0	0	21886

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL COMP.INT	GAS COMP.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	362	3734	3994	6903	1172	2644	3	1489	43	3912	0	3979
2004	452	3564	5617	7852	1111	3156	4	2258	55	0	0	9107
2005	353	2879	3976	5099	747	1981	3	2086	45	0	0	5707
2006	280	2342	3209	3877	623	1467	2	1958	37	0	0	4245
2007	224	1872	2647	3194	519	1154	2	1819	30	0	0	3355
2008	163	1270	1974	2208	358	744	2	1458	21	0	0	2315
2009	139	1138	1731	2049	339	652	2	1426	19	0	0	2022
2010	113	1057	1306	1766	294	521	2	1116	16	0	0	1712
2011	80	840	1037	1567	262	432	2	911	14	0	0	1507
2012	70	764	923	1456	245	383	2	901	13	0	0	1326
2013	62	700	823	1353	230	342	1	893	12	0	0	1158
2014	51	647	673	1246	213	300	1	821	11	0	0	999
2015	43	580	598	1157	200	269	1	813	10	0	0	861
2016	38	530	535	1076	188	243	1	810	10	0	0	736
2017	29	515	386	988	175	213	1	704	9	0	0	622
2018	17	434	248	906	163	186	1	597	8	0	0	525
2019	26	282	213	338	56	77	0	312	3	0	0	216
2020	12	116	183	249	39	57	0	271	2	0	0	141
2021	2	227	14	198	30	37	0	87	1	0	0	118
2022	0	86	0	189	29	34	0	70	1	0	0	113
Subt			30088	43672	6996	14893	30	20799	360	3912	0	40763
13yr			0	1909	310	321	0	877	14	0	0	1006
Total			30088	45581	7306	15214	30	21676	374	3912	0	41769


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:36:01AM

TABLE S-3B

Willesden Green Non-Unit, Alberta

(As of April 1, 2003)
Proven Developed Producing

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	693.3	3033	9062	0.0	0.0	0.0	464.8	464.8	0.0
CO.INT	475.9	2742	4629	0.0	0.0	0.0	305.4	305.4	0.0
CO.NET	452.8	1919	3921	0.0	0.0	0.0	207.1	207.1	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	33972	0	0	0	0	33972
8.00	0	25887	0	0	0	0	25887
10.00	0	24618	0	0	0	0	24618
12.00	0	23520	0	0	0	0	23520
15.00	0	22118	0	0	0	0	22118
20.00	0	20257	0	0	0	0	20257

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL COMP.INT	GAS COMP.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	362	3734	3994	6903	1172	2644	3	1489	43	0	0	7890
2004	272	3100	3386	6829	983	2359	4	1838	49	0	0	6949
2005	201	2484	2262	4400	656	1453	3	1700	39	0	0	4121
2006	151	2006	1733	3322	543	1066	2	1601	32	0	0	2896
2007	115	1588	1354	2707	446	831	2	1487	26	0	0	2162
2008	71	1028	863	1790	295	490	2	1147	17	0	0	1292
2009	61	932	759	1680	282	445	2	1132	16	0	0	1126
2010	43	906	471	1447	244	356	2	837	13	0	0	954
2011	25	691	319	1291	218	299	2	644	12	0	0	871
2012	23	638	306	1218	207	275	2	644	11	0	0	799
2013	22	593	293	1147	197	254	1	644	10	0	0	726
2014	17	577	217	1068	184	228	1	579	10	0	0	651
2015	15	502	206	1003	175	210	1	576	9	0	0	587
2016	14	465	199	944	166	194	1	578	8	0	0	528
2017	8	503	97	874	156	172	1	475	8	0	0	471
2018	0	387	0	807	147	152	1	370	7	0	0	424
2019	0	422	0	281	45	52	0	108	2	0	0	163
2020	0	93	0	200	30	37	0	69	1	0	0	123
2021	0	89	0	195	30	35	0	70	1	0	0	118
2022	0	86	0	189	29	34	0	70	1	0	0	113
Subt			16459	38294	6206	11589	30	16058	317	0	0	32965
13yr			0	1909	310	321	0	877	14	0	0	1006
Total			16459	40203	6516	11911	30	16936	331	0	0	33972


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:36:18AM

TABLE S-3C

Willesden Green Non-Unit, Alberta

(As of April 1, 2003)
Proven Undeveloped

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	411.1	771	1350	0.0	0.0	0.0	75.8	75.8	0.0
CO.INT	401.3	752	297	0.0	0.0	0.0	40.0	40.0	0.0
CO.NET	353.6	527	244	0.0	0.0	0.0	27.2	27.2	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	3912	7798	0	0	0	0	7798
8.00	3837	4259	0	0	0	0	4259
10.00	3820	3665	0	0	0	0	3665
12.00	3802	3148	0	0	0	0	3148
15.00	3777	2490	0	0	0	0	2490
20.00	3571	1629	0	0	0	0	1629

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL COMP.INT	GAS COMP.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	3912	0	-3912
2004	179	464	2231	1023	128	797	0	421	7	0	0	2157
2005	152	395	1714	699	91	528	0	386	6	0	0	1586
2006	129	336	1476	555	80	401	0	357	5	0	0	1349
2007	109	285	1293	487	73	323	0	332	4	0	0	1193
2008	92	241	1111	418	63	254	0	311	4	0	0	1023
2009	78	206	972	369	57	207	0	294	3	0	0	895
2010	66	175	836	319	50	165	0	279	3	0	0	757
2011	56	148	718	276	44	133	0	267	2	0	0	636
2012	47	126	617	239	38	108	0	257	2	0	0	527
2013	40	107	530	206	33	88	0	248	2	0	0	432
2014	34	91	456	178	29	72	0	242	1	0	0	348
2015	28	77	391	154	25	59	0	236	1	0	0	273
2016	24	65	336	132	22	49	0	232	1	0	0	208
2017	20	56	289	114	19	41	0	229	1	0	0	151
2018	17	47	248	98	17	34	0	227	1	0	0	101
2019	15	28	213	58	10	24	0	203	1	0	0	53
2020	12	23	183	49	9	20	0	202	0	0	0	18
2021	11	21	14	4	1	2	0	17	0	0	0	0
Total			13628	5378	790	3303	0	4740	43	3912	0	7798


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:35:13AM

TABLE S-3D

Willesden Green Non-Unit, Alberta

(As of April 1, 2003)

Total Probable

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	259.2	431	1800	0.0	0.0	0.0	70.8	70.8	0.0
CO.INT	182.5	287	410	0.0	0.0	0.0	22.4	22.4	0.0
CO.NET	167.3	213	339	0.0	0.0	0.0	15.2	15.2	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	3426	2257	0	0	0	0	2257
8.00	3148	1047	0	0	0	0	1047
10.00	3085	836	0	0	0	0	836
12.00	3025	652	0	0	0	0	652
15.00	2939	416	0	0	0	0	416
20.00	2681	107	0	0	0	0	107

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL COMP.INT	GAS COMP.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	495	0	-495
2004	73	212	908	466	51	262	0	222	3	2931	0	-1993
2005	105	332	1181	587	65	305	0	356	4	0	0	1168
2006	82	272	941	449	55	211	0	324	3	0	0	907
2007	64	223	763	381	48	158	0	299	3	0	0	733
2008	50	183	608	317	41	117	0	280	2	0	0	567
2009	39	151	493	272	35	90	0	265	2	0	0	444
2010	31	125	393	228	30	68	0	253	2	0	0	328
2011	24	103	313	192	25	53	0	244	1	0	0	233
2012	19	86	250	163	22	41	0	238	1	0	0	154
2013	13	76	149	125	16	27	0	178	1	0	0	84
2014	1	51	6	82	11	13	0	43	1	0	0	42
2015	0	35	0	70	9	11	0	36	0	0	0	32
2016	0	30	0	61	8	9	0	36	0	0	0	24
2017	0	25	0	49	7	7	0	31	0	0	0	16
2018	0	16	0	34	5	5	0	23	0	0	0	11
2019	0	13	0	15	2	2	0	12	0	0	0	4
Total			6005	3491	431	1380	0	2841	24	3426	0	2257


WILLESDEN GREEN NON-UNIT AREA OF ALBERTA
DAILY COMPANY INTEREST OIL PRODUCTION FORECAST
DAILY OIL PRODUCTION - BOPD
0
100
200
300
400
500
600
2003
2005
2007
2009
2011
2013
2015
2017
YEAR
PROVEN PLUS PROBABLE
PROVEN
PROVEN DEVELOPED PRODUCING
PROBABLE RESERVES AND VALUES ARE UNRISKED

FIGURE S-2



WILLESDEN GREEN NON-UNIT AREA OF ALBERTA
DAILY COMPANY INTEREST SALES GAS PRODUCTION FORECAST
DAILY SALES GAS PRODUCTION - MCFPD
4000
3000
2000
1000
0
2003
2005
2007
2009
2011
2013
2015
2017
2019
2021
YEAR
PROVEN PLUS PROBABLE
PROVEN
PROVEN DEVELOPED PRODUCING
PROBABLE RESERVES AND VALUES ARE UNRISKED

SPROULE ASSOCIATES LIMITED

FIGURE S-3



WILLESDEN GREEN NON-UNIT AREA OF ALBERTA
ANNUAL CASH FLOW (BEFORE INCOME TAX)
ANNUAL CASH FLOW PROJECTIONS - $M
10000
8000
6000
4000
2000
0
2003
2005
2007
2009
2011
2013
2015
2017
2019
2021
YEAR
PROVEN PLUS PROBABLE
PROVEN
PROVEN DEVELOPED PRODUCING
PROBABLE RESERVES AND VALUES ARE UNRISKED


WILLESDEN GREEN NON-UNIT AREA OF ALBERTA
NET PRESENT VALUE (BEFORE INCOME TAX)
NET PRESENT VALUE - $M
50000
40000
30000
20000
10000
0
0
5
10
15
20
DISCOUNT RATES %
PROVEN DEVELOPED PRODUCING
PROVEN
PROVEN PLUS PROBABLE
PROBABLE RESERVES AND VALUES ARE UNRISKED

Discussion

Lands and Interests

The Company is offering for sale its interests in 48,480 gross acres of land in the form of P&NG leases in the Willesden Green area of Alberta. These holdings include interests ranging from GORR's to 100 percent working interest, subject to Crown, Freehold and other encumbrances. There are 123 well/zones on the Company lands. A location map, land plat and well lists showing the Company's interest lands are presented at the beginning of the Figures section.

Geology

Oil and natural gas reserves have been assigned to several Upper and Lower Cretaceous and Jurassic sandstone reservoirs. The trapping mechanism is predominantly stratigraphic, as the reservoir sandstones are transitional to and encased in impermeable marine siltstones and shales. Some reservoirs have down-dip water, and the oil and gas accumulations are trapped structurally in closures or up-dip pinch-outs and erosion of reservoir sandstones.

Oil and natural gas reserves have been assigned to the Upper Cretaceous Belly River and Cardium formations.

The Belly River reservoir rock consists of fine- to medium-grained sandstones interpreted to have been deposited in shallow marine bar environments in the basal portion of the section and in fluvial channels in the upper portion of the section. The reservoir rock porosity in the basal and channel sandstones range from about 8 to 18 percent and average about 14 percent. The calculated water saturations are quite high in the 50 percent and greater range, probably owing to the relatively fresh nature of the formation waters and the presence of water binding clay minerals. The basal sandstones tend to have lower permeabilities in the single millidarcies versus tens of millidaries in the channel sandstones. This is due to the presence of calcite cement in the basal marine sandstones. The channel sandstones, while generally more permeable, may have permeability occluding clay minerals, such as kaolinite.

The Cardium reservoir rock consists of fine- to medium-grained sandstones and conglomerates interpreted to have been deposited in shallow marine shoreface environments. The reservoir rock porosity ranges from about 5 to 17 percent and averages about 14 percent while the calculated water saturations range from about 20 to 50 percent and average about 35 percent.


Sproule

The permeabilities range widely from less the one millidarcy in the finer-grained sandstones to several darcies in the conglomerates.

Oil and natural gas reserves have been assigned to the Lower Cretaceous Viking, Ostracod, and Basal Quartz/Ellerslie formations.

The Viking reservoir rock consists predominantly of fine- to medium-grained sandstone with some conglomerate interpreted to have been deposited in shallow marine bar environments. The reservoir rock porosity ranges from about 5 to 20 percent and averages about 12 percent, while the calculated water saturations range from about 20 to 40 percent and average about 35 percent. The permeabilities range widely from less the one millidarcy in the finer-grained sandstones to several darcies in the conglomerates.

The Ostracod reservoir rock consists of fine-grained sandstones interpreted to have been deposited in shallow marine, possibly bar environments. The reservoir porosity ranges from about 10 to 20 percent and averages about 15 percent, while the calculated water saturations range from about 15 to 45 percent and average about 35 percent. The permeabilities range from less than one to several tens of millidarcies.

The Basal Quartz/Ellerslie reservoir rock consists of fine- to medium-grained sandstones interpreted to have been deposited in shallow marine and fluvial channel environments. The reservoir porosity ranges from about 8 to 18 percent and averages about 13 percent, while the calculated water saturations range from about 20 to 50 percent and average about 30 percent. The permeabilities range from several millidarcies to darcies in the medium grained channel facies and can average in the several tens of millidaries.

Oil and natural gas reserves have been assigned to the Jurassic Rock Creek Formation. The Rock Creek reservoir rock consists of very fine- to fine-grained calcareous sandstones interpreted to have been deposited in shallow marine shelf environments. The reservoir porosity ranges from about 6 to 18 percent and averages about 12 percent, while the calculated water saturations range from about 15 to 40 percent and average about 25 percent. The permeabilities are relatively low, generally in the less than one to several millidarcie range, increasing mostly as a function of grain size and degree of cementation.

Oil Reserves

1. Reserves Estimation

The oil reserves were estimated volumetrically, from production decline curve analyses, or from performance predictions. Volumetric reserves were estimated using the net pay encountered at the wellbore and an assigned drainage area, or, where sufficient well data were available, using reservoir volumes calculated from isopach maps of net pay. Reservoir rock and fluid property data were obtained from core analyses, well logs, PVT data, gas analyses and published information, either from the pool in question or from a similar reservoir producing from the same zone. Reservoir pressures were derived from drill stem and AOF test data, pressure surveys and published reports. Recovery factors for oil reserves were determined by comparing the volumetric oil in place for the producing spacing units to actual performance.

Proven and probable oil reserves have been assigned to 33 wells and 10 undrilled locations, which were evaluated either as group or individual entities. Shown below are the 10 evaluation entities. The one-line cash flow entities in Table 2, and the title lines in cash flow Tables 3, display the exact same group name. Reserves for these groups are shown in Table 2. Table 2A presents the reserves details for the wells within each group. Group numbers have been attached to the entities below for easier reference in this discussion. Following is a brief description of these entities or groups:

<u>Proven Developed Producing Category</u>

Entity Oil 1 - 100% WI Grp – 9 Wells Twps 41-43. Rges 6-8W5M

02/06-35-041-07W5/0	Pumping Oil	Belly River DDD
02/16-35-041-07W5/0	Pumping Oil	Belly River DDD
00/07-06-042-07W5/0	Pumping Oil	Belly River,Cardium,Viking
00/16-21-42-07 W5/0	Pumping Oil	Belly River II
00/14-28-042-07W5/2	Pumping Oil	Belly River RRR
00/06-36-042-07W5/0	Pumping Oil	Belly River,Cardium,Viking
00/08-36-042-07W5/0	Pumping Oil	Belly River,Cardium,Viking
00/13-03-043-06W5/0	Pumping Oil	Belly River,Cardium,Viking
00/07-13-043-08W5/0	Flowing Oil	Rock Creek,Nordegg

Entity Oil 2 - 100 PCT WI Group – 7 Wells Secs 12 & 13-42-07 W5M

02/06-12-042-07W5/0	Flowing Oil	Viking, Mannville,Rock Cr
02/08-12-042-07W5/0	Flowing Oil	Viking,Mann,Rock Creek
02/14-12-042-07W5/2	Flowing Oil	Viking,Mann,Rock Creek
02/16-12-042-07W5/0	Flowing Oil	Viking,Mann,Rock Creek
00/01-13-042-07W5/0	Pumping Oil	Viking,Mann,Rock Creek
02/06-13-042-07W5/2	Flowing Oil	Viking,Mann,Rock Creek
00/14-13-042-07W5/0	Flowing Oil	Viking,Mann,Rock Creek
02/16-13-042-07W5/2	Flowing Oil	Viking,Mann,Rock Creek

Entity Oil 3 - 50 PCT WI Group – 7 Wells

00/13-31-042-08W5/0	Pumping Oil	Belly River, Cardium, Viking
00/16-31-042-08W5/0	Flowing Oil	Belly River,Cardium,Viking
00/04-05-043-08W5/0	Pumping Oil	Belly River,Cardium,Viking
00/12-07-043-08W5/0	Pumping Oil	Belly River,Cardium,Viking
00/04-08-043-08W5/0	Pumping Oil	Belly River,Cardium,Viking
00/09-12-043-09W5/0	Pumping Oil	Belly River,Cardium,Viking
00/02-13-043-09W5/0	Pumping Oil	Belly River,Cardium,Viking

Entity Oil 4 - 17.5 PCT WI Group – 3 Wells

00/10-11-043-09W5/0	Flowing Oil	Belly River,Cardium,Viking
00/03-12-043-09W5/0	Flowing Oil	Belly River,Cardium,Viking
00/11-01-043-09W5/0	Pumping Oil	Belly River,Cardium,Viking
00/11-12-043-09W5/0	Flowing Oil	Belly River,Cardium,Viking

Entity Oil 5 - Five wells – Various WI

02/16-17-042-07W5/0	Flowing Oil	Viking Z
00/16-18-042-07W5/0	Pumping Oil	Belly River,Cardium,Viking
00/07-17-043-06W5/0	Pumping Oil	Belly River,Cardium,Viking
00/04-14-044-08W5/0	Flowing Oil	Cardium E
00/08-14-044-08W5/2	Flowing Oil	CRDM

Entity Oil 6 - 1-33-41-7 W5M &14-2-42-7 W5M
1-33-41-7W5 Pumping Oil 2 White Specks
12-2-42-7W5 Pumping Oil Belly River

Proven Undeveloped Category

Entity Oil 7 - 4 Undrilled Locs – Twp 41-43, Rges 6& 7 W5M
13-09-43-06W5 these are all Cardium locations
02-09-43-06W5
11-02-42-07W5
14-32-42-07W5

Probable Developed Category

Entity Oil 8 - Locations 02-01 & 02-11-043-09 W5M
These are both Cardium Locations

Probable Undeveloped Category

Entity Oil 9 - 3 Undrilled Locs – Twp 41-42, Rge 7 W5M
14-33-41-07W5 These are all Cardium Locations
08-18-42-07W5
12-36-42-07W5

Entity Oil 10 - Location : 16-11-042-07 W5M
Ostracod/Ellerslie location

The reserves for all the foregoing entities were estimated from individual well declines and are summarized as one-line cash flow rollups in Table 2. Table 2A presents the well-by-well reserves detail for each cash flow entity. Production history plots are presented in the Figures section at the end of the report. The plots show the reserves data for each well, as in Table 2A, and also include the history plots for wells to which no reserves have been assigned. The plots are in geographic (Lsd-Sec-Twp-Rge) order.

The solution gas reserves for the producing oil wells have been determined by applying a constant gas-oil ratio (GOR) to the remaining oil reserves. Some high GOR wells were evaluated as "Associated Gas" because the (GOR) is constantly increasing.

The natural gas liquids associated with the solution gases are based on an average yields applied to the remaining raw gas. These liqiuds were evaluated as pentanes.

The table below summarizes some of the foregoing parameters:


Sproule

Entity	Average Working Interest (%)	Oil Rate (bopd)	GOR (scf/stb (raw))	Shrinkage (%)	NGL Yield (bbl/MMcf (raw))
Oil 1	100	145	5,200	25	32.8
Oil 2	100	200	Scheduled	25	32.8
Oil 3	50	55	1,500	25	30.75
Oil 4	17.5	25	2,000	25	29.2
Oil 5	28.956	43.5	2,050	25	30.0
Oil 6	100	22.5	3,230	25	-
Oil 7	97.62	200	2,500	25	30.0
Oil 8	43.636	50	2,500	25	30.0
Oil 9	75	105	2,500	25	30.0
Oil 10	100	35	1,000	25	-

The oil reserves are presented in thousands of barrels, at stock tank conditions. The solution gas reserves are presented in millions of cubic feet at standard conditions of 14.65 psia and 60 degrees Fahrenheit. Natural gas liquids reserves are presented in thousands of barrels, at base conditions of 60 degrees Fahrenheit and equilibrium pressure.

2. *Production Forecast*

The production was forecast to continue to decline from the current rates to the economic limit, as follows:

Entity	Category	Production Start Date	Rate (bopd)	Number of Wells
Oil 1	PDP	April 1, 2003	145	9
Oil 2	PDP	April 1, 2003	200	7
Oil 3	PDP	April 1, 2003	55	7
Oil 4	PDP	April 1, 2003	25	3
Oil 5	PDP	April 1, 2003	43.5	5
Oil 6	PDP	April 1, 2003	22.5	2
Oil 7	PU	January 1, 2004	200	4
Oil 8	PROB	January 1, 2004	50	2
Oil 9	PROB	July 1, 2004	105	3
Oil 10	PROB	July 1, 2004	35	1


Sproule

3. *Pricing (Sproule February 1, 2003 prices)*

The Edmonton Par price, as presented in Table P-1, of Appendix B, was used in our evaluation of this area. The price was reduced to adjust for quality and reflect the actual price received.

The Alberta Plantgate price was used for the solution gas. The price was adjusted to reflect the actual price received as per revenue data provided by the Company.

The natural gas liquids (pentanes) prices were reduced to reflect the actual prices received at the plantgate. The table below shows the price adjustments for the various entities.

Entity	Oil Price Adjustment ($/bbl)	Gas Price Adjustment ($/Mcf)	NGL Price Adjustment ($/bbl)
Oil 1	-1.35	0.28	-16.17
Oil 2	-1.35	0.28	-16.17
Oil 3	-1.35	(-)	-29.70
Oil 4	-2.67	-0.21	-23.85
Oil 5	-1.35	0.28	-16.40
Oil 6	-1.35	0.25	-
Oil 7	-1.35	0.25	-16.40
Oil 8	-1.35	0.25	-16.40
Oil 9	-1.35	0.25	-16.40
Oil 10	-1.35	0.25	-

4. *Operating Costs (2003 dollars)*

Operating costs for the Willesden Green area wells were derived from the accounting statements provided by the Company for 12-month period of 2002. The costs used are as follows:

Entity	Fixed ($/well-month)	Variable ($/bbl)	Transportation ($/bbl)	Process Charge ($/Mcf (raw))	Liquids Handling ($/bbl)
Oil 1	3,400	2.63	0.43	0.35	1.00
Oil 2	2,000	1.50	-	0.35	1.00

Entity	Fixed ($/well-month)	Variable ($/bbl)	Transportation ($/bbl)	Process Charge ($/Mcf (raw))	Liquids Handling ($/bbl)
Oil 3	3,500	2.65	-	1.42	1.00
Oil 4	3,100	2.67	-	1.21	1.00
Oil 5	3,000	2.65	0.45	0.35	1.00
Oil 6	3,000	2.65	0.45	0.40	-
Oil 7	3,000	2.65	-	0.40	1.00
Oil 8	3,000	2.65	-	0.40	1.00
Oil 9	3,000	2.65	0.45	0.40	1.00
Oil 10	3,000	2.65	0.45	0.40	-

Definitive revenue statements were not available for each entity evaluated. Therefore, some averages were generated based on well-defined accounting locations. As a final analysis, comparison was made on an area roll-up basis. Sproule Associates Limited forecast of total 2002 operating costs was $2.043 million versus Petro-Canada 2002 total of $2.104 million. The small difference is due to reduced production and some facility net backs.

The foregoing costs are in year 2003 dollars and were escalated to the year spent at 1.5 percent per year, as per the schedule of inflation factors presented in Table P-1, Appendix B, of this report.

5. *Gas Cost Allowance (2003 dollars)*

In our evaluation, only the operating portion of the Gas Cost Allowance (GCA) was utilized based on the "postage stamp" rates for various plant types.

Where applicable, a fee of $0.242 per Mcf of raw gas for dehydration, gathering, compression, and processing was applied against royalty gas and credited to the Company.

6. *Capital Expenditures (2003 dollars)*

The following capital expenditures, expressed in 2003 dollars, and escalated to the year incurred using the inflation factor forecast shown in Table P-1, Appendix B, were included in this evaluation:

Year	Item	Gross Costs (M$)	Net Costs (M$)
Entity Oil 7 - Proven Undeveloped			
2003	Drill and complete 4 wells	3,500	3,416.7
Entity Oil 8 - Probable			
2003	Drill and complete 2 wells	1,400	610.9
Entity Oil 9 - Probable			
2004	Drill and complete 3 wells	2,625	1,968.8
Entity Oil 10 - Probable			
2004	Drill and complete 1 well	700	700.0

7. *Probable Reserves*

The probable reserves presented in this report include reserves related to improved performance and extensions to proven areas and were evaluated in the same manner as the proven reserves, incorporating adjustments for timing of production and capital expenditures. The values of the probable reserves have not been reduced to account for risks associated with proving up these probable reserves.

Gas Reserves

1. *Reserves Estimation*

The natural gas reserves were estimated volumetrically, from production decline curve analyses, material balance or from performance predictions. Volumetric reserves were estimated using the net pay encountered at the wellbore and an assigned drainage area, or, where sufficient well data were available, using reservoir volumes calculated from isopach maps of net pay. Reservoir rock and fluid property data were obtained from core analyses, well logs, PVT data, gas analyses and published information, either from the pool in question or from a similar reservoir producing from the same zone. Reservoir pressures were derived from drill

stem and AOF test data, pressure surveys and published reports. Recovery factors for non-associated gas reserves were estimated by taking into consideration well depths, deliverability characteristics, product prices and operating cost information.

Proven and probable gas reserves have been assigned to 13 wells and five undrilled locations that were evaluated either as group or individual entities. Shown below are six evaluation entities. For easier cross-reference the one-line cash flow entities in Table 2, and also in the title line in Table 3 display the exact same entity names. Table 2A presents the reserve details for the wells within each group. Following is a brief description of these entities or groups:

Proven Developed Producing Reserves

Entity Gas 1 - 100 PCT WI Group – 5 Gas Wells

00/10-30-041-07W5/0	Producing Gas	Rock Creek H
00/15-22-042-07W5/2	Producing Gas	Belly River E
00/12-35-042-07W5/0	Producing Gas	Viking H
00/07-12-043-08W5/0	Producing Gas	Rock Creek,Nordegg
00/07-13-043-08W5/2	Commingled Gas	Rock Creek,Nordegg

Entity Gas 2 - Five Wells – Various WI

00/10-15-044-08W5/0	Producing Gas	Belly River,Cardium,Viking
00/08-27-044-08W5/0	Producing Gas	Belly River,Cardium,Viking
00/08-27-044-08W5/2	Producing Gas	Belly River KK
00/11-22-042-06W5/0	Pumping Oil	Viking V
02/06-32-042-06W5/0	Producing Gas	Belly River EEE

Entity Gas 3 - GORR Group – 3 Wells

00/08-19-042-07W5/2	Producing Gas	Belly River BB
03/05-17-043-06W5/0	Producing Gas	Belly River TTT
00/10-08-045-08W5/0	Producing Gas	Belly River A

Proven Undeveloped Reserves

Entity Gas 4 - 2 Undrilled Locs - 13-10 & 06-15-44-08W5M
- both are Cardium locations

Probable Undeveloped Reserves

Entity Gas 5 - 2 Undrilled Locs - 04-26 &04-27-044-08W5M
- both are Cardium locations

Entity Gas 6 - Location 16-12-041-07 W5M
- Viking location

The reserves for all the foregoing entities were estimated from individual well declines and are summarized as one-line cash flow rollups in Table 2. Table 2A presents the well-by-well reserves detail for each cash flow entity. Production history plots are presented in the Figures section at the end of the report. The plots show the reserves data for each well, as in Table 2A, and also include the history plots for wells to which no reserves have been assigned. The plots are in geographic (Lsd-Sec-Twp-Rge) order.

The natural gas liquids associated with the solution gases are based on average yields applied to the remaining raw gas. These liquids were evaluated as pentanes.

The table below summarizes some of the foregoing parameters:

Entity	Average Working Interest (%)	Gas Rate (Mcfpd)	Shrinkage (%)	NGL Yield bbl/MMcf (raw)
Gas 1	100	1,195	10	39.0
Gas 2	22.504	950	10	30.0
Gas 3	8.068 RI	250	10	30.0
Gas 4	22	700	10	30.0
Gas 5	22	700	10	30.0
Gas 6	25	250	10	20.0

The natural gas reserves are presented in millions of cubic feet at standard conditions of 14.65 psia and 60 degrees Fahrenheit. Natural gas liquids reserves are presented in thousands of barrels, at base conditions of 60 degrees Fahrenheit and equilibrium pressure.


Sproule

2. *Production Forecast*

The following gross production rates were forecast:

Entity	Category	Production Start Date	Rate (Mcfpd (raw))	Number of Wells
Gas 1	PDP	April 1, 2003	1,195	5
Gas 2	PDP	April 1, 2003	950	5
Gas 3	PDP	April 1, 2003	250	3
Gas 4	PU	January 1, 2004	700	2
Gas 5	PROB	July 2004	700	2
Gas 6	PROB	July 2004	250	1

Reserves for all the foregoing entities were estimated from individual well declines, and are summarized in Tables 2 and 2A. Production history plots are presented in the Figures section at the end of this report.

3. *Pricing (Sproule February 1, 2003 prices)*

The Alberta Plantgate price, as presented in Tables P-1 and P-2, of Appendix B, was used for the evaluation of the gas reserves. The prices were increased to reflect the actual price received as per revenue data provided by the Company.

The natural gas liquids (pentanes) were reduced to reflect the actual prices received at the plantgate. The table below shows the price adjustments for the various entities:

Entity	Gas Price Adjustment ($/bbl)	NGL Price Adjustment ($/bbl)
Gas 1	0.28	-16.17
Gas 2	0.27	-16.40
Gas 3	0.27	-16.40
Gas 4	0.25	-16.40
Gas 5	0.25	-16.40
Gas 6	0.25	-16.40



4. *Operating Costs (2003 dollars)*

Operating costs for the Willesden Green gas wells were derived from the accounting statements provided by the Company for 12 months of 2002. The costs used are as follows:

Entity	Fixed ($/well-month)	Process Charge ($/Mcf (raw))	Liquids Handling ($/bbl)
Gas 1	3,400	0.32	1.00
Gas 2	3,000	0.35	1.00
Gas 3	-	0.25	1.00
Gas 4	3,000	0.35	1.00
Gas 5	3,000	0.35	1.00
Gas 6	3,000	0.40	1.00

These costs are in year 2003 dollars and were escalated to the year spent at 1.5 percent per year, as per the schedule of inflation factors presented in Table P-1, Appendix B, of this report.

As previously mentioned for the operating costs of the oil wells, the same kind of averaging method was applied to arrive at reasonable costs for those entities that could not be tied directly to revenue statements.

5. *Gas Cost Allowance (2003 dollars)*

In our evaluation, only the operating portion of the Gas Cost Allowance (GCA) was utilized based on the "postage stamp" rates for various plant types.

Where applicable, a fee of $0.242 per Mcf of raw gas for dehydration, gathering, compression, and processing was applied against royalty gas and credited to the Company.

6. *Capital Expenditures (2003 dollars)*

The following capital expenditures, expressed in 2003 dollars, and escalated to the year incurred using the inflation factor forecast shown in Table P-1, Appendix B, were included in this evaluation:

Year	Item	Gross Costs (M$)	Net Costs (M$)
Entity Gas 4 - Proven Undeveloped			
2003	Drill, complete and tie-in 2 wells	2,250	495.0
Entity Gas 5 - Probable			
2004	Drill, complete and tie-in 2 wells	2,250	495.0
Entity Gas 6 - Probable			
2004	Drill, complete and tie-in 1 well	875	218.8

7. *Probable Reserves*

The probable reserves presented in this report include reserves related to improved performance and extensions to proven areas and were evaluated in the same manner as the proven reserves, incorporating adjustments for timing of production and capital expenditures. The values of the probable reserves have not been reduced to account for risks associated with proving up these probable reserves.

Other Parameters and Assumptions

1. *Royalties and Mineral Taxes*

The lessor and overriding royalties were based on existing agreements and government regulations.


Sproule

2. *Alberta Royalty Tax Credit*

Under the Alberta Petroleum Exploration Plan, an Alberta Royalty Tax Credit (ARTC) is available to Alberta oil and gas producers. The annual projections of cash flow presented in this report do not include the Alberta Royalty Tax Credit (ARTC), since the Company cannot pass those credits on to the purchaser.

3. *Abandonment Costs (2003 dollars)*

Well abandonment and lease reclamation costs have not been included in this evaluation. Furthermore, no attempt was made to estimate the values realized from salvage of equipment and facilities in which the Company has an interest.

4. *Net Present Values*

Detailed forecasts of production and net revenue for all reserves categories are presented in Table 3. The Alberta Royalty Tax Credit is not included in these forecasts of cash flow.

5. *Opportunities and Upside Potential*

The Company has identified a number of opportunities and upside potential primarily linked to the Cardium oil pool. Sproule has looked at these opportunities and assigned reserves wherever cash flow evaluations yielded positive net present values. Following is a brief summary of these opportunities:

1. Infill locations - the Company identified 24 infill and extension (edge) locations in the Willesden Green area. The reserves for these locations were determined volumetrically. A recovery factor of 30 percent was determined for these locations from the performance review of the producing wells. In total, four locations were assigned proven reserves and three locations were assigned probable reserves. The locations and reserves data are summarized in the table following this discussion entitled "Willesden Green Cardium Locations."


Sproule

2. Well reactivations, artificial lift installation, refracture stimulation, solvent squeezes, and other upgrades. In this evaluation, these opportunities were considered to be either uneconomic, acceleration, or necessary maintenance requirements. In some instances though, recognition was given to very recent rate increases in our cash flow forecasts. These production increases are not visible on the accompanying production history plots due to time lag.
3. Other zones. The tables on the following pages summarizes our responses to the various upside opportunities presented by Petro-Canada.



Willesden Green Cardium Locations

(Infill and Edge Locations as Proposed by PETRO-CANADA)

WELL	Area ac	Pay ft	Porosity %	Boi	1-Sw %	OOIP Mstb	RF %	REC OIL Mstb	WI, %	WI OIL Mstb
Proven Undeveloped										
8-35-41-7W5	80	6	0.15	1.416	0.75	295.9	0.3	0.0	Unit	0.0
14-31-42-7W5	80	6	0.15	1.416	0.75	295.9	0.3	0.0	Unit	0.0
8-32-42-7W5	80	6	0.15	1.416	0.75	295.9	0.3	0.0	No Rts	0.0
8-27-41-7W5	80	5	0.15	1.416	0.75	246.5	0.3	0.0	Unit	0.0
16-29-41-7W5	80	0	0.15	1.416	0.75	0.0	0.3	0.0	NRA Expl	0.0
6-29-41-7W5	80	0	0.15	1.416	0.75	0.0	0.3	0.0	NRA Expl	0.0
13-29-41-7W5	80	0	0.15	1.416	0.75	0.0	0.3	0.0	NRA Expl	0.0
8-30-41-7W5	80	0	0.15	1.416	0.75	0.0	0.3	0.0	NRA Expl	0.0
4-13-42-7W5	80	6	0.15	1.416	0.75	295.9	0.3	0.0	Unit	0.0
13-9-43-6W5	80	6	0.15	1.416	0.75	295.9	0.3	**88.8**	88.8935	78.9
15-9-43-6W5	80	0	0.15	1.416	0.75	0.0	0.3	0.0	NRA Expl	0.0
2-9-43-6W5	80	7	0.15	1.416	0.75	345.2	0.3	**103.5**	100	103.5
11-36-41-7W5	80	5	0.15	1.416	0.75	246.5	0.3	0.0	No Rts	0.0
16-30-41-7W5	80	0	0.15	1.416	0.75	0.0	0.3	0.0	NRA Expl	0.0
6-33-41-7W5	80	0	0.15	1.416	0.75	0.0	0.3	0.0	NRA Expl	0.0
11-2-42-7W5	80	9	0.15	1.416	0.75	443.8	0.3	**133.1**	100	133.1
2-12-42-7W5	80	7	0.15	1.416	0.75	345.2	0.3	0.0	NRA	0.0
10-12-42-7W5	80	7	0.15	1.416	0.75	345.2	0.3	0.0	NRA	0.0
13-19-42-7W5	80	6	0.15	1.416	0.75	295.9	0.3	0.0	NRA	0.0
14-32-42-7W5	80	6	0.15	1.416	0.75	295.9	0.3	**88.8**	100	88.8
7-34-42-7W5	80	5	0.15	1.416	0.75	246.5	0.3	0.0	No Rts	0.0
Total						**4289.91**	0.3	**414.198**	**97.620**	**404.3**
Probable										
14-33-41-7W5	80	3	0.15	1.416	0.75	147.9	0.3	44.4	100	44.4
8-18-42-7W5	80	3	0.15	1.416	0.75	147.9	0.3	44.4	25	11.1
12-36-42-7W5	80	3	0.15	1.416	0.75	147.9	0.3	44.4	100	44.4
Total						**443.8**		**133.1**	**75.000**	**99.9**

PETRO CANADA WILLESDEN GREEN UPSIDE OPPORTUNITIES

Location	Zone	Fluid	Opportunity Activity	Reserve Category	Comments
08-32-41-07W5	Ostracod	oil	Drill		No reserves assigned as per no mappable offset commercial tests, completions or production.
14-30-42-06W5	Ostracod	oil	Drill		as above
16-33-42-06W5	Ostracod	oil	Drill		as above
04-04-42-07W5	Ostracod	oil	Drill		as above
16-04-42-07W5	Ostracod	oil	Drill		as above
06-10-42-07W5	Ostracod	oil	Drill		as above
16-10-42-07W5	Ostracod	oil	Drill		as above
16-11-42-07W5	Ostracod	oil	Drill	Prob unde	Probable undeveloped oil reserves assigned as per offsets. Probable only as per seismic indicates that location may encounter untested reservoir.
01-01-41-07W5	Glauconite	gas	drill	NRA	No reserves assigned as per no mappable offset commercial tests, completions or production.
16-12-41-07W5	Viking	gas	drill	Prob unde	Probable undeveloped gas reserves assigned as per offsets. Probable only as per downdip and mappable as reservoir edge location.
10-17-42-06W5	Belly River	oil	drill		No reserves assigned as per #16-17 DST (recovered mud only and pressures indicate tight) also possibly largely drained by #02/8-17.
16-17-42-06W5	Belly River	oil	Recomplete	NRA	No reserves assigned as per DST (recovered mud only and pressures indicate tight).
03-28-42-06W5	Viking	gas	drill	NRA	No reserves assigned as per updip #11-22 largely depleted and possible offset thin gas pay in #02/14-21 is untested and not mappable to location.
02-29-42-6W5	Viking	gas	drill	NRA	No reserves assigned as per no mappable offset commercial tests, completions or production. Also, offset #02/6-29 tight as per Core and DST.
01-32-42-06W5	Viking	gas	drill		No reserves assigned as per no mappable offset commercial tests, completions or production. Also, offset cores, logs and completions indicate tight at #12 & #14-28 and #6-33.
04-33-42-06W5	Viking	gas	drill		as above
02/06-02-42-07	Edmonton	gas	Recomplete		No reserves assigned as per no mappable offset commercial tests, completions or production.
06-05-42-07W5	Belly River	gas	Recomplete		as above
08-11-42-07W5	Viking	oil	Reactivate	REVIEW	No reserves assigned as per suspended at marginal rates. Fracture treatment may/may not improve performance as per area anologues.
14-13-42-07W5	Viking	gas	Recomplete	NRA	No reserves assigned as per no mappable offset commercial tests, competions or production. Hole caved therefore density porosity questionable and sonic porosity is tight.
11-15-42-07W5	Belly River	gas	Recomplete		No reserves assigned as per no mappable offset commercial tests, completions or production. Lower Belly River zone watered out.
02/08-21-42-07	Viking	oil/gas	Reactivate	NRA	No reserves assigned as per suspended at marginal rates. Fracture treatment may/may not improve performance as per area anologues.
12-30-42-07W5	Edmonton	gas	Recomplete		No reserves assigned as per no mappable offset commercial tests, completions or production.
06-32-42-06W5	Belly river	gas	re-enter	NRA	as above
13-03-43-06W5	Edmonton	gas	uphole completion		as above
05-05-43-06W5	Belly River	gas	uphole completion		as above
03-19-43-06W5	Crdm	oil/gas	drill		No reseves assigned as per nearest on strike offset #15-18 with apparent core pay has had four separate completion attempts and no reported produc
03-19-43-06W6	Blrv	gas	drill (with above)		No reserves assigned as per location may be drained by offset #15-18.
07-01-43-07W5	Belly River	gas	Recomplete		No reserves assigned as per no mappable offset commercial tests, completions or production.
02-01-43-09W5	Crdm	oil/gas	drill	Prob U De	Probable undeveloped oil reserves assigned as per offsets. Probable only as per mappable as reservoir edge location.
02-11-43-09w5	Crdm	oil/gas	drill	Prob U De	as above
13-10-44-08W5	Cardium	gas	drill	PUD	Proven undeveloped gas reserves assigned based on offsets.
13-14-44-08W5	Cardium	gas	drill		No reserves assigned as per depleted and/or uneconomic offsets.
06-15-44-08W5	Cardium	gas	drill	PUD	Proven undeveloped gas reserves assigned based on offsets.
06-23-44-08W5	Cardium	gas	drill		No reserves assigned as per depleted and/or uneconomic offsets.
04-26-44-08W5	Cardium	gas	drill	Prob U De	Probable undeveloped gas reserves assigned based on offsets. Probable only as per edge location with possible depletion from offset(s).
04-27-44-08W6	Cardium	gas	drill	Prob U De	Probable undeveloped gas reserves assigned based on offsets. Probable only as per possible depletion from offset(s).
13-07-43-07W5	Nordegg	oil	drill		No reserves assigned as per zone appears to be tight in #7-7 (logs only) and the offset producers in #7-12 and #7-13 appear to be separate pools with current production commingled with *Ellerslie or Rock Creek intervals*.

TABLE 1

Willesden Green Non-Unit Area

Well List / Reservoir Data

(As of April 1, 2003)

OIL RESERVES

Pool/Location	Reserve Category	Reserve Analysis Type	Drainage Area	Net Pay	Porosity	Water Saturation	Shrinkage	Original Oil In-Place	Recovery Factor	Original Recoverable Oil
			acre	ft	%	%	stb/res.bbl	Mbbl	%	Mbbl
OIL 1 - 100% WI Grp-9 Wells Twps 41-43, R BR,Card,Vik,RC	PDP	Decline Analysis								1,288.6
OIL 2 -100% WI Group-7 Wells Secs 12 & 1 Mannville	PDP	Decline Analysis								609.7
OIL 3 - 50 PCT WI Group-7 Wells BR,Card,Viking	PDP	Decline Analysis								884.1
OIL 4 - 17.5% WI Group-3 Wells BR,Card,Viking	PDP	Decline Analysis								276.3
OIL 5 - Five wells-various WI BR,Card,Viking	PDP	Decline Analysis								503.0
OIL 6 - 1-33-41-7W5&14-2-42-7W5 SWS/Belly River	PDP	Performance Pred								26.5
OIL 7 - 4 Undrilled Locs-Twp 41-43,Rges 6& Cardium	PUD	Volumetrics								414.2
OIL 8 - Locs 02-01 & 02-11-043-09 W5 Cardium	PROB	Volumetrics	320	5.0	14.0	40	0.74	770.4	10	77.0
OIL 9 - 3 Undrilled Locs-Twp 41-42, Rge 7W Cardium	PROB	Volumetrics								133.1
OIL 10 - Loc 16-11-042-07W5 Ostracod/Ellerslie	PROB	Volumetrics	160	4.0	11.0	20	0.75	327.7	15	49.2


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:25:38AM

TABLE 1

Willesden Green Non-Unit Area

Well List / Reservoir Data

(As of April 1, 2003)

GAS RESERVES

Pool/Location	Reserve Category	Reserve Analysis Type	Drainage Area	Net Pay	Porosity	Water Saturation	Reservoir Temperature	Reservoir Pressure	Compressibility Factor	Original Gas In-Place	Recovery Factor	Original Recoverable Raw Gas
			acre	ft	%	%	F	psia		MMcf	%	MMcf
GAS 1 - 100% WI Group 5 Wells Various	PDP	Decline Analysis										12,423
GAS 2 - Five Wells Various WI BR, Card, Viking	PDP	Decline Analysis										16,561
GAS 3 - Gorr Group 3 Wells Belly River	PDP	Decline Analysis										3,201
GAS 5 -2 Undrilled Locs 04-26&0 Cardium	PROB	Performance Pred										1,500
GAS 4 - 2 Undrilled Locs 3-10&06 Cardium	PUD	Performance Pred										1,500
GAS 6 - Loc 16-12-041-07W5 Viking	PROB	Volumetrics	320	7.0	10.0	31	120	1200	0.89	556	90	500



TABLE 2
Willesden Green Non-Unit

ESTIMATES OF RESERVES AND NET PRESENT VALUES

(As of April 1, 2003)

OIL RESERVES

Pool/Location	Reserve Analysis Type	Original Recoverable Oil Mbbl	Cumulative Production to Apr. 1,2003 Mbbl	Remaining Oil Reserves Mbbl	Company Working Interest %	Gross Company Oil Reserves Mbbl	Lessor Royalties & Burdens %	Net Company Oil Reserves Mbbl	Net Present Values Before Income Taxes 0% M$	8% M$	10% M$	12% M$
Proven Developed Producing												
OIL 1 - 100% WI Grp-9 Wells Twps 41-43, Rges 6-8W5												
BR,Card,Vik,RC	Decline Analysis	1288.6	1,103.1	178.3**	100	178.3	NC	170.3	5157	4522	4391	4270
OIL 2 -100% WI Group-7 Wells Secs 12 & 13-042-07W5												
Mannville	Decline Analysis	609.7	474.8	134.9	100	134.9	NC	124.5	10677	9617	9391	9179
OIL 3 - 50 PCT WI Group-7 Wells												
BR,Card,Viking	Decline Analysis	884.1	626.2	205.3**	50	102.6	NC	99.9	1010	754	709	670
OIL 4 - 17.5% WI Group-3 Wells												
BR,Card,Viking	Decline Analysis	276.3	230.9	40.9**	17.5	7.2	NC	7.0	88	78	76	74
OIL 5 - Five wells-various WI												
BR,Card,Viking	Decline Analysis	503.0	389.0	114.0	28.956 Avg	33.0	NC	32.1	565	438	415	395
OIL 6 - 1-33-41-7W5&14-2-42-7W5												
SWS/Belly River	Performance Pred	26.5	5.7	19.9**	100	19.9	NC	19.2	444	408	400	393
Total, Proven Developed Producing		3588.2		693.3		475.9		452.8	17941	15817	15383	14980
Proven Undeveloped												

** Reserves Cut-off due to Economic Limit

Sproule Associates Limited

TABLE 2
Willesden Green Non-Unit
ESTIMATES OF RESERVES AND NET PRESENT VALUES
(As of April 1, 2003)

OIL RESERVES

Pool/Location	Reserve Analysis Type	Original Recoverable Oil	Cumulative Production to Apr. 1,2003	Remaining Oil Reserves	Company Working Interest	Gross Company Oil Reserves	Lessor Royalties & Burdens	Net Company Oil Reserves	Net Present Values Before Income Taxes 0%	8%	10%	12%
		Mbbl	Mbbl	Mbbl	%	Mbbl	%	Mbbl	M$	M$	M$	M$
Proven Undeveloped												
OIL 7 - 4 Undrilled Locs-Twp 41-43,Rges 6&7W5 Cardium	Volumetrics	414.2	0.0	411.1**	97.62	401.3	NC	353.6	7339	4080	3533	3057
Total, Proven		4002.4		1104.3		877.2		806.4	25280	19897	18916	18036
Probable Developed*												
OIL 8 - Locs 02-01 & 02-11-043-09 W5 Cardium	Volumetrics	77.0	0.0	77.0	43.636 Avg	33.6	NC	31.4	869	667	628	594
Probable Undeveloped*												
OIL 9 - 3 Undrilled Locs-Twp 41-42, Rge 7W5 Cardium	Volumetrics	133.1	0.0	133.1	75	99.8	NC	91.1	501	78	3	-61
OIL 10 - Loc 16-11-042-07W5 Ostracod/Ellerslie	Volumetrics	49.2	0.0	49.1**	100	49.1	NC	44.7	350	143	107	75
Total, Probable Undeveloped*		182.3		182.2		148.9		135.8	851	221	110	14
Total, Probable*		259.3		259.2		182.5		167.3	1720	887	739	608
Total, Proven Plus Probable		4261.7		1363.5		1059.7		973.7	27000	20784	19655	18644

* Probable Reserves and Values Have Not Been Reduced To Account For Risk
** Reserves Cut-off due to Economic Limit

Sproule
ASSOCIATES LIMITED

TABLE 2
Willesden Green Non-Unit
ESTIMATES OF RESERVES AND NET PRESENT VALUES
(As of April 1, 2003)

SOLUTION GAS RESERVES (Values Included With Oil Reserves)

Pool/Location	Remaining Oil Reserves Mbbl	GOR Raw Gas scf/bbl	Remaining Recoverable Raw Gas MMcf	Surface Loss %	Remaining Solution Gas Reserves MMcf	Company Working Interest %	Gross Company Solution Gas Reserves MMcf	Lessor Royalties & Burdens %	Net Company Solution Gas Reserves MMcf
Proven Developed Producing									
OIL 1 - 100% WI Grp-9 Wells Twps 41-43, Rges 6-8W5 BR,Card,Vik,RC	178.3	5200	927	25	695	100	695	NC	487
OIL 2 -100% WI Group-7 Wells Secs 12 & 13-042-07W5 Mannville	134.9	18005	2429	25	1822	100	1822	NC	1275
OIL 3 - 50 PCT WI Group-7 Wells BR,Card,Viking	205.3	1500	308	25	231	50	115	NC	81
OIL 4 - 17.5% WI Group-3 Wells BR,Card,Viking	40.9	2000	82	25	61	17.5	11	NC	8
OIL 5 - Five wells-various WI BR,Card,Viking	114.0	2050	234	25	175	28.956 Avg	51	NC	36
OIL 6 - 1-33-41-7W5&14-2-42-7W5 SWS/Belly River	19.9	3230	64	25	48	100	48	NC	34
Total, Proven Developed Producing	693.3		4044		3033		2742		1919
Proven Undeveloped									
OIL 7 - 4 Undrilled Locs-Twp 41-43,Rges 6&7W5 Cardium	411.1	2500	1028	25	771	97.62	752	NC	527
Total, Proven	1104.3		5071		3804		3495		2446

• Probable Reserves and Values Have Not Been Reduced To Account For Risk

Sproule
ASSOCIATES LIMITED

TABLE 2
Willesden Green Non-Unit
ESTIMATES OF RESERVES AND NET PRESENT VALUES
(As of April 1, 2003)

SOLUTION GAS RESERVES (Values Included With Oil Reserves)

Pool/Location	Remaining Oil Reserves Mbbl	GOR Raw Gas scf/bbl	Remaining Recoverable Raw Gas MMcf	Surface Loss %	Remaining Solution Gas Reserves MMcf	Company Working Interest %	Gross Company Solution Gas Reserves MMcf	Lessor Royalties & Burdens %	Net Company Solution Gas Reserves MMcf
Probable Developed*									
OIL 8 - Locs 02-01 & 02-11-043-09 W5 Cardium	77.0	2500	193	25	144	43.636 Avg	63	NC	56
Probable Undeveloped*									
OIL 9 - 3 Undrilled Locs-Twp 41-42, Rge 7W5 Cardium	133.1	2500	333	25	250	75	187	NC	131
OIL 10 - Loc 16-11-042-07W5 Ostracod/Ellerslie	49.1	1000	49	25	37	100	37	NC	26
Total, Probable Undeveloped*	182.2		382		286		224		157
Total, Probable*	259.2		574		431		287		213
Total, Proven Plus Probable	1363.5		5646		4234		3782		2659

* Probable Reserves and Values Have Not Been Reduced To Account For Risk


Sproule
ASSOCIATES
LIMITED

TABLE 2
Willesden Green Non-Unit
ESTIMATES OF RESERVES AND NET PRESENT VALUES
(As of April 1, 2003)

PIPELINE GAS RESERVES

Pool/Location	Reserve Analysis Type	Original Recoverable Raw Gas MMcf	Cumulative Production to Apr. 1,2003 MMcf	Remaining Recoverable Raw Gas MMcf	Surface Loss %	Remaining Pipeline Gas Reserves MMcf	Company Working Interest %	Gross Company Pipeline Gas Reserves MMcf	Lessor Royalties & Burdens %	Net Company Pipeline Gas Reserves MMcf	Net Present Values Before Income Taxes 0% M$	8% M$	10% M$	12% M$
Proven Developed Producing														
GAS 1 - 100% WI Group 5 Wells														
Various	Decline Analysis	12423	8667	3756	10	3380	100	3380	NC + 0.15 Gorr	2844	11606	7921	7336	6835
GAS 2 - Five Wells Various WI														
BR, Card, Viking	Decline Analysis	16561	10474	6087	10	5478	22.504 Avg	1233	NC	1062	4326	2060	1812	1620
GAS 3 - Gorr Group 3 Wells														
Belly River	Decline Analysis	3201	2975	226	10	203	8.068 Avg Gorri	16	-	16	99	89	87	85
Total, Proven Developed Producing		32185		10069		9062		4629		3921	16031	10070	9235	8540
Proven Undeveloped														
GAS 4 - 2 Undrilled Locs 3-10&06-15-044-08W5														
Cardium	Performance Pred	1500	0	1500	10	1350	22.0	297	NC	244	458	179	132	91
Total, Proven		33685		11569		10412		4926		4165	16490	10248	9367	8631
Probable Undeveloped*														
GAS 5 -2 Undrilled Locs 04-26&04-27-044-08W5														
Cardium	Performance Pred	1500	0	1500	10	1350	22.0	297	NC	244	440	138	88	46
GAS 6 - Loc 16-12-041-07W5														
Viking	Volumetrics	500	0	500	10	450	25	112	NC	96	97	21	9	-2

* Probable Reserves and Values Have Not Been Reduced To Account For Risk

Sproule ASSOCIATES LIMITED

TABLE 2
Willesden Green Non-Unit

ESTIMATES OF RESERVES AND NET PRESENT VALUES

(As of April 1, 2003)

PIPELINE GAS RESERVES

Pool/Location	Reserve Analysis Type	Original Recoverable Raw Gas	Cumulative Production to Apr. 1,2003	Remaining Recoverable Raw Gas	Surface Loss	Remaining Pipeline Gas Reserves	Company Working Interest	Gross Company Pipeline Gas Reserves	Lessor Royalties & Burdens	Net Company Pipeline Gas Reserves	Net Present Values Before Income Taxes 0%	8%	10%	12%
		MMcf	MMcf	MMcf	%	MMcf	%	MMcf	%	MMcf	M$	M$	M$	M$
Total, Probable Undeveloped*		2000		2000		1800		410		339	537	159	97	44
Total, Probable*		2000		2000		1800		410		339	537	159	97	44
Total, Proven Plus Probable		35685		13569		12212		5335		4505	17027	10408	9464	8675

Sproule ASSOCIATED LIMITED

Table 2A
Willesden Green Non-Unit Oil
(As of April 1, 2003)

UWI	Pool Name	Decline Rate %	GOR scf/bbl	Water Cut %	Average Production bopd	Original Recoverable Oil Mbbl	Cumulative April 1, 2003	Remaining Reserves Mbbl	Working Interest %	Company Working Interest Mbbl
Entity Oil 1 - 100% WI Grp - 9 Wells Twps 41-43, Rges 6-8 W5M										
02/06-35-41-07 W5/0	Belly River 'DDD'	23.0	2,500	3.7	13	130.2	116.5	13.7	100	13.7
02/16-35-41-07 W5/0	Belly River 'DDD"	12.2	2,000	26.6	5	31.6	26.8	4.9	100	4.9
00/07-06-42-07 W5/0	Belly River, Cardium, Viking	10.4	1,300		13	123.0	94.1	29.0	100	29.0
02/16-21-42-07 W5/0	Belly River II	18	5,000	50	5	96.5	91.8	4.8	100	4.8
00/14-28-42-07 W5/2	Belly River 'RRR'	50.5	3,500	25	3	17.8	17.4	0.5	100	0.5
00/06-36-42-07 W5/0	Belly River, Cardium, Viking	9.8	725	25	7	228.6	212.0	16.6	100	16.6
00/08-36-42-07 W5/0	Belly River, Cardium, Viking	29.3	550	0.5	70	493.3	434.9	58.4	100	58.4
00/13-03-43-06 W5/0	Belly River, Cardium, Viking	12	700	20	12	119.4	84.5	34.9	100	34.9
00/07-13-43-08 W5/0	Rock Creek, Nordegg	30	27,500	4	23	48.2	25.4	22.9	100	22.9
Total			**5,161***		**151**	**1,288.6**	**1,103.1**	**185.5**		**185.5**

*Average.

Note: Columns may not add up due to rounding.

UWI	Pool Name	Decline Rate %	GOR scf/bbl	Water Cut %	Average Production bopd	Original Recoverable Oil Mbbl	Cumula-tive April 1, 2003	Remaining Reserves Mbbl	Working Interest %	Company Working Interest Mbbl
Entity Oil 2 - 100 PCT WI Group - 7 Wells Sec 12 & 13-42-07 W5										
02/06-12-42-07 W5/0	Viking, Mannville, Rock Creek	36.3	16,000	3	15	21.5	13.8	7.8	100	7.8
02/08-12-42-07 W5/0	Viking, Mannville, Rock Creek	65	12,000		23	43.1	38.7	4.4	100	4.4
02/14-12-42-07 W5/2	Viking, Mannville, Rock Creek	32	10,000	0.5	50	115.5	75.5	40.0	100	40.0
02/16-12-42-07 W5/0	Viking, Mannville, Rock Creek	40.3	10,000		15	37.3	31.5	5.9	100	5.9
00/01-13-42-07 W5/0	Viking, Mannville, Rock Creek	66.8	10,000	0.5	40	88.8	79.4	9.4	100	9.4
02/06-13-42-07 W5/2	Viking, Mannville, Rock Creek	30.0	12,000	0.4	60	179.7	125.7	54.0	100	54.0
00/14-13-42-07 W5/0	Viking, Mannville, Rock Creek	44.3	25,000	0.4	20	120.3	106.9	13.4	100	13.4
02/16-13-42-07 W5/2	Viking, Mannville, Rock Creek	NRA; Shut-in Aug/00				3.5	3.5	0.0	100	0.0
Total			**12,493***		**223**	**609.7**	**474.8**	**134.9**		**134.9**

*Average.

Note: Columns may not add up due to rounding.

UWI	Pool Name	Decline Rate %	GOR scf/bbl	Water Cut %	Average Production bopd	Original Recoverable Oil Mbbl	Cumula-tive April 1, 2003	Remaining Reserves Mbbl	Working Interest %	Company Working Interest Mbbl
Entity Oil 3 - 50 PCT WI Group - 7 wells										
00/13-31-42-08 W5/0	Belly River, Cardium, Viking	8.5	1,000	2	4	92.4	89.7	2.7	50	1.4
00/16-31-42-08 W5/0	Belly River, Cardium, Viking	14.5	620	3.3	8	76.0	67.0	9.0	50	4.5
00/04-05-43-08 W5/0	Belly River, Cardium, Viking	4.1	2,600	2.6	5	142.1	122.5	19.7	50	9.8
00/12-07-43-08 W5/0	Belly River, Cardium, Viking	10	2,300	1.1	7	93.3	89.7	3.7	50	1.8
00/04-08-43-08 W5/0	Belly River, Cardium, Viking	13.1	1,700	3	11	178.1	21.5	156.7	50	78.3
00/09-12-43-09 W5/0	Belly River, Cardium, Viking	6.9	2,000	3	9	137.0	105.8	31.3	50	15.6
00/02-13-43-09 W5/0	Belly River, Cardium, Viking	8.6	675	35	11.5	165.2	130.2	35.0	50	17.5
Total			**1,487***		**55.5**	**884.1**	**626.2**	**257.9**		**128.9**

*Average.

Note: Columns may not add up due to rounding.

UWI	Pool Name	Decline Rate %	GOR scf/bbl	Water Cut %	Average Production bopd	Original Recoverable Oil Mbbl	Cumula-tive April 1, 2003	Remaining Reserves Mbbl	Working Interest %	Company Working Interest Mbbl
Entity Oil 4 - 17.5% PCT WI Group - 3 wells										
00/10-11-43-09 W5/0	Belly River, Cardium, Viking	11.9	2,600	3	7	64.5	52.8	11.8	17.5	2.1
00/03-12-43-09 W5/0	Belly River, Cardium, Viking	18.7	3,500	3.5	8	76.3	69.6	6.7	17.5	1.2
00/11-12-43-09 W5/0	Belly River, Cardium, Viking	8.1	400	3	10	91.8	64.8	27.0	17.5	4.7
Total			**2,008***		**25**	**276.3**	**230.9**	**45.5**		**8.0**

*Average.

Note: Columns may not add up due to rounding.

UWI	Pool Name	Decline Rate %	GOR scf/bbl	Water Cut %	Average Production bopd	Original Recoverable Oil Mbbl	Cumula-tive April 1, 2003	Remaining Reserves Mbbl	Working Interest %	Company Working Interest Mbbl
Entity Oil 5 - Five Wells- Various WI										
02/16-17-42-07 W5/0	Viking 'Z'	12	9,000	1.5	6	71.1	66.3	4.8	6.67	0.3
00/16-18-42-07 W5/0	Belly River, Cardium, Viking	6.5	90	-	10	131.4	90.1	41.3	25	10.3
00/07-17-43-06 W5/0	Belly River, Cardium, Viking	11.5	400	17	20	118.2	118.2	47.9	37.5	18.0
00/04-14-44-08 W5/0	Cardium 'E'	22.1	1,500	20	2.5	111.1	104.1	7.0	22	1.5
00/08-14-44-08 W5/2	Cardium 'E'	7.3	4,500	3.5	5	71.2	58.3	13.0	22	2.8
Total			**2,049***		**43.5**	**503.0**	**389.0**	**114.0**	**28.956***	**33.0**

*Average.

Note: Columns may not add up due to rounding.

Table 2A
Willesden Green Non-Unit Gas
(As of April 1, 2003)

UWI	Pool Name	Decline Rate %	Gas Rate Mcfpd	Original Recoverable Raw Gas MMcf	Cumulative Prodution April 1, 2003 Mcfpd	Remaining Raw Gas MMcf	Surface Loss (%)	Remaining Pipeline Gas Reserves MMcf	Working Interest %	Company Working Interest Mbbl
Entity Gas 1 - 100 PCT WI Group - 5 Gas Wells										
00/10-30-41-07 W5/0	Rock Creek 'H'	14.3	150	806	415	392	10	352	100	352
00/15-22-42-07 W5/2	Belly River 'E'	18.4	120	2,844	2,660	184	10	166	100	166
00/12-35-42-07 W5/0	Viking 'H'	32.2	50	3,080	2,884	197	10	177	100	177
00/07-12-43-08 W5/0	Rock Creek, Nordegg	12.0	250	1,254	622	633	10	569	100	569
00/07-13-43-08 W5/2	Rock Creek, Nordegg	8.2	625	4,439	2,088	2,351	10	2,116	100	2,116
Total			**1,195**	**12,423**	**8,667**	**3,756**		**3,380**		**3,380**

Note: Columns may not add up due to rounding.

UWI	Pool Name	Decline Rate %	Gas Rate Mcfpd	Original Recoverable Raw Gas MMcf	Cumulative Prodution April 1, 2003 Mcfpd	Remaining Raw Gas MMcf	Surface Loss (%)	Remaining Pipeline Gas Reserves MMcf	Working Interest %	Company Working Interest Mbbl
Entity Gas 2 - Five Wells - Various WI										
00/10-15-44-08 W5/0	Belly River, Cardium, Viking	4.2	350	8,101	5,169	2,933	10	2,639	22	581
00/08-27-44-08 W5/0	Belly River, Cardium, Viking	3.7	300	5,563	2,657	2,906	10	2,615	22	575
00/08-27-44-08 W5/2	Belly River 'KK'	22.2	85	1,750	1,678	72	10	65	22	14
00/11-22-42-06 W5/0	Viking 'V'	12.9	80	671	596	75	10	68	25	17
02/06-32-42-06 W5/0	Belly River 'EEE'	30	150	476	375	102	10	91	50	46
Total				**16,561**	**10,474**	**6,087**		**5,479**	**22.504**	**1,233**

*Assumed

Note: Columns may not add up due to rounding.

UWI	Pool Name	Decline Rate %	Gas Rate Mcfpd	Original Recoverable Raw Gas MMcf	Cumulative Prodution April 1, 2003 Mcfpd	Remaining Raw Gas MMcf	Surface Loss (%)	Remaining Pipeline Gas Reserves MMcf	Working Interest %	Company Working Interest Mbbl
Entity Gas 3 - GORR Group - 3 Wells										
00/08-19-42-07 W5/2	Belly River 'BBB'	24.8	85	681	597	84	10	76	10 N/C GORR	8
03/05-17-43-06 W5/0	Belly River 'TTT	50	120	380	258	122	10	110	5.625 N/C GORR	6
00/10-08-45-08 W5/0	Belly River 'A'	30	50	2,140	2,121	20	10	18	15 GORR	3
Total			**255**	**3,201**	**2,975**	**226**		**203**	**8.068***	**16**

*Assumed

Note: Columns may not add up due to rounding.

2003/03/24
9:26:23AM

TABLE 3

Willesden Green Non-Unit, Alberta

(As of April 1, 2003)

Proven Plus Probable

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	1363.5	4234	12212	0.0	0.0	0.0	611.4	611.4	0.0
CO.INT	1059.7	3782	5335	0.0	0.0	0.0	367.8	367.8	0.0
CO.NET	973.7	2659	4505	0.0	0.0	0.0	249.6	249.6	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	7338	44026	0	0	0	0	44026
8.00	6985	31192	0	0	0	0	31192
10.00	6905	29119	0	0	0	0	29119
12.00	6827	27319	0	0	0	0	27319
15.00	6716	25024	0	0	0	0	25024
20.00	6252	21993	0	0	0	0	21993

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	362	3734	3994	6903	1172	2644	3	1489	43	4407	0	3484
2004	525	3776	6524	8319	1162	3419	4	2480	58	2931	0	7114
2005	457	3211	5157	5686	812	2286	3	2443	49	0	0	6875
2006	362	2614	4150	4326	679	1678	2	2282	40	0	0	5152
2007	288	2095	3411	3575	567	1312	2	2118	33	0	0	4088
2008	213	1453	2582	2525	399	861	2	1738	23	0	0	2882
2009	178	1289	2225	2321	375	741	2	1691	21	0	0	2465
2010	145	1177	1700	1994	324	590	2	1369	18	0	0	2040
2011	105	943	1350	1759	287	485	2	1156	15	0	0	1739
2012	89	850	1173	1619	267	424	2	1139	14	0	0	1480
2013	75	782	973	1477	246	369	1	1071	13	0	0	1242
2014	52	700	678	1329	224	314	1	864	12	0	0	1041
2015	43	615	598	1227	209	280	1	849	11	0	0	893
2016	38	560	535	1137	196	252	1	846	10	0	0	760
2017	29	541	386	1036	182	220	1	735	9	0	0	639
2018	17	450	248	939	168	191	1	620	8	0	0	536
2019	26	294	213	354	58	79	0	323	3	0	0	220
2020	12	116	183	249	39	57	0	271	2	0	0	141
2021	2	227	14	198	30	37	0	87	1	0	0	118
2022	0	86	0	189	29	34	0	70	1	0	0	113
Subt			36093	47164	7427	16273	30	23639	384	7338	0	43020
13yr			0	1909	310	321	0	877	14	0	0	1006
Total			36093	49072	7737	16594	30	24516	398	7338	0	44026



TABLE 3

Willesden Green Non-Unit, Alberta

(As of April 1, 2003)

Proven Plus Probable

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

YEAR	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003	33.0	438	120.5	99.6	90.3	40.12	715	686	480	6.74	13.0	2078	572	341	273	6.66
2004	41.0	638	233.5	192.1	168.8	33.96	943	878	617	6.03	16.5	2927	1072	505	403	5.98
2005	43.0	568	207.4	167.1	150.0	30.87	744	681	479	4.86	18.0	3023	1104	492	397	4.83
2006	43.0	458	167.2	132.1	120.7	31.42	562	508	357	4.54	18.0	2712	990	447	365	4.52
2007	42.8	373	135.6	104.8	97.1	32.54	404	357	251	4.69	17.4	2391	870	405	335	4.69
2008	34.0	288	105.3	78.1	72.9	33.06	204	163	115	4.73	15.0	2138	783	369	309	4.75
2009	34.0	243	88.8	65.0	61.3	34.22	169	134	95	4.91	15.0	1948	711	337	284	4.94
2010	31.0	199	67.4	48.9	46.3	34.78	117	90	64	4.98	15.0	1917	647	308	262	5.02
2011	22.0	150	54.8	38.2	36.4	35.34	87	63	45	5.07	15.0	1618	591	281	242	5.12
2012	22.0	130	47.7	32.7	31.4	35.90	75	53	38	5.16	15.0	1475	540	258	223	5.21
2013	21.7	112	39.9	26.7	25.7	36.48	62	43	31	5.24	15.0	1387	495	236	206	5.30
2014	15.9	70	24.8	18.3	17.7	37.07	38	30	21	5.32	15.0	1291	454	217	190	5.40
2015	11.0	59	21.6	15.9	15.4	37.65	32	26	18	5.39	15.0	1145	418	199	175	5.48
2016	11.0	53	19.4	14.0	13.7	38.24	29	22	16	5.46	15.0	1052	385	183	162	5.55
2017	11.0	37	12.6	9.9	9.7	38.83	20	17	12	5.57	14.9	1036	353	167	149	5.63
2018	4.0	18	6.4	6.3	6.2	39.43	12	12	8	5.69	14.0	878	321	153	136	5.71
2019	4.0	26	5.4	5.3	5.2	40.04	10	10	7	5.77	10.9	880	183	51	45	5.79
2020	4.0	13	4.6	4.5	4.4	40.67	9	8	6	5.85	5.0	413	151	34	30	5.87
2021	4.0	2	0.4	0.3	0.3	41.30	1	1	0	5.94	5.0	988	145	33	29	5.96
2022											5.0	381	139	31	28	6.04
Subt			1363.5	1059.7	973.7		4234	3782	2659				10925	5046	4245	
13yr													1287	290	260	
Total			1363.5	1059.7	973.7		4234	3782	2659				12212	5335	4505	

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

YEAR	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003									52.5	43.6	29.4	26.11				
2004									78.3	57.2	38.8	19.79				
2005									70.2	47.8	32.5	16.60				
2006									58.6	38.8	26.4	17.15				
2007									47.8	30.9	21.0	18.29				
2008									36.3	21.3	14.4	18.76				
2009									32.4	18.8	12.8	19.92				
2010									28.0	15.8	10.7	20.47				
2011									24.7	13.7	9.3	21.01				
2012									22.5	12.4	8.4	21.58				
2013									20.3	11.1	7.5	22.16				
2014									18.0	9.9	6.7	22.73				
2015									16.4	9.0	6.1	23.31				
2016									15.1	8.2	5.6	23.89				
2017									13.6	7.4	5.0	24.69				
2018									12.2	6.6	4.5	25.52				
2019									6.6	2.2	1.5	26.04				
2020									5.4	1.5	1.0	26.62				
2021									4.9	1.1	0.8	27.27				
2022									4.6	1.0	0.7	27.92				
Subt									568.5	358.1	243.0					
13yr									42.9	9.7	6.6					
Total									611.4	367.8	249.6					



TABLE 3

Willesden Green Non-Unit, Alberta

(As of April 1, 2003)

Proven Plus Probable

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	3994	6903	1139	0	34	0	2732	0	3	0	87	0	1489	0	43	0	7890
2004	6524	8319	1132	0	32	0	3536	0	4	0	116	0	2480	0	58	0	10045
2005	5157	5686	793	0	20	0	2384	0	3	0	97	0	2443	0	49	0	6875
2006	4150	4326	665	0	15	0	1756	0	2	0	77	0	2282	0	40	0	5152
2007	3411	3575	565	0	3	0	1372	0	2	0	60	0	2118	0	33	0	4088
2008	2582	2525	399	0	0	0	899	0	2	0	38	0	1738	0	23	0	2882
2009	2225	2321	375	0	0	0	775	0	2	0	33	0	1691	0	21	0	2465
2010	1700	1994	324	0	0	0	616	0	2	0	27	0	1369	0	18	0	2040
2011	1350	1759	287	0	0	0	507	0	2	0	22	0	1156	0	15	0	1739
2012	1173	1619	267	0	0	0	444	0	2	0	20	0	1139	0	14	0	1480
2013	973	1477	246	0	0	0	386	0	2	0	17	0	1071	0	13	0	1242
2014	678	1329	224	0	0	0	329	0	1	0	15	0	864	0	12	0	1041
2015	598	1227	209	0	0	0	294	0	1	0	14	0	849	0	11	0	893
2016	535	1137	196	0	0	0	264	0	1	0	12	0	846	0	10	0	760
2017	386	1036	182	0	0	0	231	0	1	0	11	0	735	0	9	0	639
2018	248	939	168	0	0	0	201	0	1	0	10	0	620	0	8	0	536
2019	213	354	58	0	0	0	83	0	0	0	4	0	323	0	3	0	220
2020	183	249	39	0	0	0	60	0	0	0	3	0	271	0	2	0	141
2021	14	198	30	0	0	0	39	0	0	0	2	0	87	0	1	0	118
2022	0	189	29	0	0	0	36	0	0	0	2	0	70	0	1	0	113
Subt	36093	47164	7327	0	104	0	16944	0	31	0	668	0	23639	0	384	0	50357
13yr	0	1909	310	0	0	0	338	0	0	0	17	0	877	0	14	0	1006
Total	36093	49072	7638	0	104	0	17282	0	31	0	684	0	24516	0	398	0	51364

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE												
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	2959	0	1448	0	0	4407	3484	3484	0	0	0	0	0	3484	3484
2004	0	2030	0	901	0	0	2931	7114	10597	0	0	0	0	0	7114	10597
2005	0	0	0	0	0	0	0	6875	17472	0	0	0	0	0	6875	17472
2006	0	0	0	0	0	0	0	5152	22624	0	0	0	0	0	5152	22624
2007	0	0	0	0	0	0	0	4088	26712	0	0	0	0	0	4088	26712
2008	0	0	0	0	0	0	0	2882	29594	0	0	0	0	0	2882	29594
2009	0	0	0	0	0	0	0	2465	32060	0	0	0	0	0	2465	32060
2010	0	0	0	0	0	0	0	2040	34099	0	0	0	0	0	2040	34099
2011	0	0	0	0	0	0	0	1739	35839	0	0	0	0	0	1739	35839
2012	0	0	0	0	0	0	0	1480	37319	0	0	0	0	0	1480	37319
2013	0	0	0	0	0	0	0	1242	38561	0	0	0	0	0	1242	38561
2014	0	0	0	0	0	0	0	1041	39602	0	0	0	0	0	1041	39602
2015	0	0	0	0	0	0	0	893	40495	0	0	0	0	0	893	40495
2016	0	0	0	0	0	0	0	760	41254	0	0	0	0	0	760	41254
2017	0	0	0	0	0	0	0	639	41893	0	0	0	0	0	639	41893
2018	0	0	0	0	0	0	0	536	42429	0	0	0	0	0	536	42429
2019	0	0	0	0	0	0	0	220	42648	0	0	0	0	0	220	42648
2020	0	0	0	0	0	0	0	141	42789	0	0	0	0	0	141	42789
2021	0	0	0	0	0	0	0	118	42907	0	0	0	0	0	118	42907
2022	0	0	0	0	0	0	0	113	43020	0	0	0	0	0	113	43020
Subt	0	4989	0	2349	0	0	7338	43020	43020	0	0	0	0	0	43020	43020
13yr	0	0	0	0	0	0	0	1006	44026	0	0	0	0	0	1006	44026
Total	0	4989	0	2349	0	0	7338	44026	44026	0	0	0	0	0	44026	44026


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:27:21AM

TABLE 3

Willesden Green Non-Unit, Alberta

(As of April 1, 2003)

Total Proven

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	1104.3	3804	10412	0.0	0.0	0.0	540.7	540.7	0.0
CO.INT	877.2	3495	4926	0.0	0.0	0.0	345.4	345.4	0.0
CO.NET	806.4	2446	4165	0.0	0.0	0.0	234.3	234.3	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	3912	41769	0	0	0	0	41769
8.00	3837	30145	0	0	0	0	30145
10.00	3820	28283	0	0	0	0	28283
12.00	3802	26668	0	0	0	0	26668
15.00	3777	24608	0	0	0	0	24608
20.00	3571	21886	0	0	0	0	21886

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	362	3734	3994	6903	1172	2644	3	1489	43	3912	0	3979
2004	452	3564	5617	7852	1111	3156	4	2258	55	0	0	9107
2005	353	2879	3976	5099	747	1981	3	2086	45	0	0	5707
2006	280	2342	3209	3877	623	1467	2	1958	37	0	0	4245
2007	224	1872	2647	3194	519	1154	2	1819	30	0	0	3355
2008	163	1270	1974	2208	358	744	2	1458	21	0	0	2315
2009	139	1138	1731	2049	339	652	2	1426	19	0	0	2022
2010	113	1057	1306	1766	294	521	2	1116	16	0	0	1712
2011	80	840	1037	1567	262	432	2	911	14	0	0	1507
2012	70	764	923	1456	245	383	2	901	13	0	0	1326
2013	62	700	823	1353	230	342	1	893	12	0	0	1158
2014	51	647	673	1246	213	300	1	821	11	0	0	999
2015	43	580	598	1157	200	269	1	813	10	0	0	861
2016	38	530	535	1076	188	243	1	810	10	0	0	736
2017	29	515	386	988	175	213	1	704	9	0	0	622
2018	17	434	248	906	163	186	1	597	8	0	0	525
2019	26	282	213	338	56	77	0	312	3	0	0	216
2020	12	116	183	249	39	57	0	271	2	0	0	141
2021	2	227	14	198	30	37	0	87	1	0	0	118
2022	0	86	0	189	29	34	0	70	1	0	0	113
Subt			30088	43672	6996	14893	30	20799	360	3912	0	40763
13yr			0	1909	310	321	0	877	14	0	0	1006
Total			30088	45581	7306	15214	30	21676	374	3912	0	41769



TABLE 3

Willesden Green Non-Unit, Alberta

(As of April 1, 2003)

Total Proven

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003	33.0	438	120.5	99.6	90.3	40.12	715	686	480	6.74	13.0	2078	572	341	273	6.66
2004	37.0	527	193.0	165.4	145.9	33.96	873	835	584	6.04	15.0	2517	922	471	377	5.98
2005	37.0	422	154.2	128.8	116.3	30.86	656	621	434	4.86	15.0	2290	836	431	350	4.83
2006	37.0	344	125.5	102.1	93.5	31.42	493	461	322	4.54	15.0	2084	761	395	324	4.52
2007	36.8	283	102.8	81.4	75.3	32.53	350	320	224	4.69	14.4	1853	673	360	299	4.70
2008	28.0	217	79.5	59.7	55.5	33.05	162	134	94	4.72	12.0	1679	615	331	277	4.76
2009	28.0	188	68.6	50.6	47.5	34.21	136	111	78	4.91	12.0	1554	567	304	257	4.95
2010	25.0	154	51.4	37.6	35.4	34.78	91	72	51	4.98	12.0	1575	524	280	238	5.03
2011	16.0	116	42.3	29.3	27.8	35.34	66	49	34	5.06	12.0	1329	485	257	221	5.12
2012	16.0	103	37.8	25.7	24.6	35.90	59	43	30	5.15	12.0	1229	450	237	205	5.22
2013	16.0	93	33.9	22.6	21.7	36.48	52	37	26	5.23	12.0	1144	418	219	190	5.30
2014	14.0	68	24.4	18.1	17.5	37.07	37	30	21	5.32	12.0	1066	388	202	177	5.40
2015	11.0	59	21.6	15.9	15.4	37.65	32	26	18	5.39	12.0	990	361	186	164	5.48
2016	11.0	53	19.4	14.0	13.7	38.24	29	22	16	5.46	12.0	920	337	172	152	5.56
2017	11.0	37	12.6	9.9	9.7	38.83	20	17	12	5.57	12.0	923	314	159	141	5.63
2018	4.0	18	6.4	6.3	6.2	39.43	12	12	8	5.69	12.0	804	294	147	131	5.71
2019	4.0	26	5.4	5.3	5.2	40.04	10	10	7	5.77	9.2	825	171	48	43	5.79
2020	4.0	13	4.6	4.5	4.4	40.67	9	8	6	5.85	5.0	413	151	34	30	5.87
2021	4.0	2	0.4	0.3	0.3	41.30	1	1	0	5.94	5.0	988	145	33	29	5.96
2022											5.0	381	139	31	28	6.04
Subt			1104.3	877.2	806.4		3804	3495	2446				9125	4636	3905	
13yr													1287	290	260	
Total			1104.3	877.2	806.4		3804	3495	2446				10412	4926	4165	

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003									52.5	43.6	29.4	26.11				
2004									71.2	54.6	37.0	19.79				
2005									58.8	43.8	29.9	16.60				
2006									49.1	35.6	24.2	17.14				
2007									39.9	28.2	19.2	18.29				
2008									29.7	19.1	13.0	18.75				
2009									26.8	17.0	11.6	19.91				
2010									23.3	14.4	9.8	20.46				
2011									20.8	12.5	8.5	20.99				
2012									19.1	11.4	7.7	21.57				
2013									17.6	10.4	7.0	22.15				
2014									15.9	9.4	6.4	22.72				
2015									14.7	8.6	5.8	23.30				
2016									13.6	7.9	5.3	23.88				
2017									12.4	7.1	4.8	24.68				
2018									11.3	6.4	4.3	25.52				
2019									6.2	2.1	1.5	26.04				
2020									5.4	1.5	1.0	26.62				
2021									4.9	1.1	0.8	27.27				
2022									4.6	1.0	0.7	27.92				
Subt									497.8	335.7	227.8					
13yr									42.9	9.7	6.6					
Total									540.7	345.4	234.3					


Sproule
ASSOCIATES
LIMITED

TABLE 3

Willesden Green Non-Unit, Alberta

(As of April 1, 2003)

Total Proven

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES					
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	3994	6903	1139	0	34	0	2732	0	3	0	87	0	1489	0	43	0	7890
2004	5617	7852	1080	0	32	0	3268	0	4	0	111	0	2258	0	55	0	9107
2005	3976	5099	728	0	20	0	2070	0	3	0	88	0	2086	0	45	0	5707
2006	3209	3877	610	0	15	0	1538	0	2	0	70	0	1958	0	37	0	4245
2007	2647	3194	517	0	3	0	1209	0	2	0	55	0	1819	0	30	0	3355
2008	1974	2208	358	0	0	0	778	0	2	0	34	0	1458	0	21	0	2315
2009	1731	2049	339	0	0	0	681	0	2	0	29	0	1426	0	19	0	2022
2010	1306	1766	294	0	0	0	545	0	2	0	24	0	1116	0	16	0	1712
2011	1037	1567	262	0	0	0	452	0	2	0	20	0	911	0	14	0	1507
2012	923	1456	245	0	0	0	401	0	2	0	18	0	901	0	13	0	1326
2013	823	1353	230	0	0	0	358	0	2	0	16	0	893	0	12	0	1158
2014	673	1246	213	0	0	0	314	0	1	0	14	0	821	0	11	0	999
2015	598	1157	200	0	0	0	282	0	1	0	13	0	813	0	10	0	861
2016	535	1076	188	0	0	0	255	0	1	0	12	0	810	0	10	0	736
2017	386	988	175	0	0	0	223	0	1	0	11	0	704	0	9	0	622
2018	248	906	163	0	0	0	195	0	1	0	9	0	597	0	8	0	525
2019	213	338	56	0	0	0	81	0	0	0	4	0	312	0	3	0	216
2020	183	249	39	0	0	0	60	0	0	0	3	0	271	0	2	0	141
2021	14	198	30	0	0	0	39	0	0	0	2	0	87	0	1	0	118
2022	0	189	29	0	0	0	36	0	0	0	2	0	70	0	1	0	113
Subt	30088	43672	6897	0	104	0	15517	0	31	0	621	0	20799	0	360	0	44675
13yr	0	1909	310	0	0	0	338	0	0	0	17	0	877	0	14	0	1006
Total	30088	45581	7207	0	104	0	15855	0	31	0	638	0	21676	0	374	0	45681

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE												
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	2651	0	1261	0	0	3912	3979	3979	0	0	0	0	0	3979	3979
2004	0	0	0	0	0	0	0	9107	13086	0	0	0	0	0	9107	13086
2005	0	0	0	0	0	0	0	5707	18793	0	0	0	0	0	5707	18793
2006	0	0	0	0	0	0	0	4245	23038	0	0	0	0	0	4245	23038
2007	0	0	0	0	0	0	0	3355	26393	0	0	0	0	0	3355	26393
2008	0	0	0	0	0	0	0	2315	28709	0	0	0	0	0	2315	28709
2009	0	0	0	0	0	0	0	2022	30730	0	0	0	0	0	2022	30730
2010	0	0	0	0	0	0	0	1712	32442	0	0	0	0	0	1712	32442
2011	0	0	0	0	0	0	0	1507	33949	0	0	0	0	0	1507	33949
2012	0	0	0	0	0	0	0	1326	35275	0	0	0	0	0	1326	35275
2013	0	0	0	0	0	0	0	1158	36433	0	0	0	0	0	1158	36433
2014	0	0	0	0	0	0	0	999	37432	0	0	0	0	0	999	37432
2015	0	0	0	0	0	0	0	861	38293	0	0	0	0	0	861	38293
2016	0	0	0	0	0	0	0	736	39028	0	0	0	0	0	736	39028
2017	0	0	0	0	0	0	0	622	39651	0	0	0	0	0	622	39651
2018	0	0	0	0	0	0	0	525	40176	0	0	0	0	0	525	40176
2019	0	0	0	0	0	0	0	216	40391	0	0	0	0	0	216	40391
2020	0	0	0	0	0	0	0	141	40532	0	0	0	0	0	141	40532
2021	0	0	0	0	0	0	0	118	40650	0	0	0	0	0	118	40650
2022	0	0	0	0	0	0	0	113	40763	0	0	0	0	0	113	40763
Subt	0	2651	0	1261	0	0	3912	40763	40763	0	0	0	0	0	40763	40763
13yr	0	0	0	0	0	0	0	1006	41769	0	0	0	0	0	1006	41769
Total	0	2651	0	1261	0	0	3912	41769	41769	0	0	0	0	0	41769	41769


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:27:48AM

TABLE 3

Willesden Green Non-Unit, Alberta

(As of April 1, 2003)

Proven Developed Producing

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	693.3	3033	9062	0.0	0.0	0.0	464.8	464.8	0.0
CO.INT	475.9	2742	4629	0.0	0.0	0.0	305.4	305.4	0.0
CO.NET	452.8	1919	3921	0.0	0.0	0.0	207.1	207.1	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	33972	0	0	0	0	33972
8.00	0	25887	0	0	0	0	25887
10.00	0	24618	0	0	0	0	24618
12.00	0	23520	0	0	0	0	23520
15.00	0	22118	0	0	0	0	22118
20.00	0	20257	0	0	0	0	20257

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	362	3734	3994	6903	1172	2644	3	1489	43	0	0	7890
2004	272	3100	3386	6829	983	2359	4	1838	49	0	0	6949
2005	201	2484	2262	4400	656	1453	3	1700	39	0	0	4121
2006	151	2006	1733	3322	543	1066	2	1601	32	0	0	2896
2007	115	1588	1354	2707	446	831	2	1487	26	0	0	2162
2008	71	1028	863	1790	295	490	2	1147	17	0	0	1292
2009	61	932	759	1680	282	445	2	1132	16	0	0	1126
2010	43	906	471	1447	244	356	2	837	13	0	0	954
2011	25	691	319	1291	218	299	2	644	12	0	0	871
2012	23	638	306	1218	207	275	2	644	11	0	0	799
2013	22	593	293	1147	197	254	1	644	10	0	0	726
2014	17	577	217	1068	184	228	1	579	10	0	0	651
2015	15	502	206	1003	175	210	1	576	9	0	0	587
2016	14	465	199	944	166	194	1	578	8	0	0	528
2017	8	503	97	874	156	172	1	475	8	0	0	471
2018	0	387	0	807	147	152	1	370	7	0	0	424
2019	0	422	0	281	45	52	0	108	2	0	0	163
2020	0	93	0	200	30	37	0	69	1	0	0	123
2021	0	89	0	195	30	35	0	70	1	0	0	118
2022	0	86	0	189	29	34	0	70	1	0	0	113
Subt			16459	38294	6206	11589	30	16058	317	0	0	32965
13yr			0	1909	310	321	0	877	14	0	0	1006
Total			16459	40203	6516	11911	30	16936	331	0	0	33972


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:27:48AM

TABLE 3

Willesden Green Non-Unit, Alberta

(As of April 1, 2003)

Proven Developed Producing

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

YEAR	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003	33.0	438	120.5	99.6	90.3	40.12	715	686	480	6.74	13.0	2078	572	341	273	6.66
2004	33.0	343	125.8	99.7	93.7	33.95	747	711	498	6.04	13.0	1935	708	424	342	5.98
2005	33.0	267	97.3	73.3	70.4	30.85	549	516	362	4.87	13.0	1789	653	391	318	4.83
2006	33.0	212	77.3	55.2	53.5	31.41	403	372	261	4.55	13.0	1654	604	360	297	4.52
2007	32.8	171	62.1	41.6	40.6	32.52	274	246	172	4.69	12.4	1484	539	331	275	4.70
2008	24.0	123	45.1	26.1	25.5	33.03	97	71	50	4.72	10.0	1364	499	305	256	4.76
2009	24.0	108	39.5	22.2	21.7	34.19	81	58	41	4.90	10.0	1283	468	282	239	4.95
2010	21.0	84	26.8	13.5	13.3	34.78	45	27	19	4.95	10.0	1381	439	261	222	5.03
2011	12.0	59	21.4	9.0	8.8	35.34	27	11	8	4.93	10.0	1130	412	241	207	5.12
2012	12.0	55	20.2	8.5	8.3	35.90	26	10	7	5.03	10.0	1058	387	223	193	5.22
2013	12.0	52	19.0	8.0	7.9	36.48	24	10	7	5.11	10.0	997	364	207	180	5.30
2014	10.0	34	11.8	5.8	5.7	37.07	13	7	5	5.13	10.0	998	342	191	167	5.40
2015	7.0	30	10.9	5.5	5.4	37.65	12	6	4	5.20	10.0	882	322	177	156	5.48
2016	7.0	28	10.4	5.2	5.1	38.24	12	6	4	5.28	10.0	826	303	164	145	5.56
2017	7.0	16	5.0	2.5	2.5	38.83	6	3	2	5.36	10.0	926	285	152	135	5.64
2018											10.0	736	269	141	126	5.72
2019											9.0	1487	171	48	43	5.79
2020											5.0	413	151	34	30	5.87
2021											5.0	397	145	33	29	5.96
2022											5.0	381	139	31	28	6.04
Subt			693.3	475.9	452.8		3033	2742	1919				7775	4339	3661	
13yr													1287	290	260	
Total			693.3	475.9	452.8		3033	2742	1919				9062	4629	3921	

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

YEAR	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003									52.5	43.6	29.4	25.11				
2004									59.0	48.1	32.6	19.79				
2005									48.4	38.3	26.1	16.60				
2006									40.2	30.9	21.0	17.14				
2007									32.3	24.3	16.5	18.29				
2008									23.2	15.7	10.7	18.73				
2009									21.3	14.2	9.6	19.89				
2010									18.6	11.9	8.1	20.43				
2011									16.8	10.4	7.1	20.96				
2012									15.7	9.6	6.5	21.53				
2013									14.7	8.9	6.0	22.11				
2014									13.4	8.1	5.5	22.69				
2015									12.6	7.5	5.1	23.27				
2016									11.8	7.0	4.7	23.85				
2017									10.9	6.3	4.3	24.68				
2018									10.0	5.8	3.9	25.54				
2019									5.8	1.7	1.2	26.06				
2020									5.0	1.1	0.8	26.62				
2021									4.8	1.1	0.7	27.27				
2022									4.6	1.0	0.7	27.92				
Subt									421.9	295.7	200.6					
13yr									42.9	9.7	6.6					
Total									464.8	305.4	207.1					



Sproule
ASSOCIATES
LIMITED

2003/03/24
9:27:48AM

TABLE 3

Willesden Green Non-Unit, Alberta

(As of April 1, 2003)

Proven Developed Producing

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	3994	6903	1139	0	34	0	2732	0	3	0	87	0	1489	0	43	0	7890
2004	3386	6829	952	0	32	0	2456	0	4	0	95	0	1636	0	49	0	6949
2005	2262	4400	637	0	20	0	1529	0	3	0	75	0	1700	0	39	0	4121
2006	1733	3322	529	0	15	0	1126	0	2	0	59	0	1601	0	32	0	2896
2007	1354	2707	444	0	3	0	876	0	2	0	45	0	1487	0	26	0	2162
2008	863	1790	295	0	0	0	515	0	2	0	25	0	1147	0	17	0	1292
2009	759	1680	282	0	0	0	467	0	2	0	22	0	1132	0	16	0	1126
2010	471	1447	244	0	0	0	374	0	2	0	18	0	837	0	13	0	954
2011	319	1291	218	0	0	0	314	0	2	0	15	0	644	0	12	0	871
2012	306	1218	207	0	0	0	289	0	2	0	14	0	644	0	11	0	799
2013	293	1147	197	0	0	0	267	0	2	0	13	0	644	0	10	0	726
2014	217	1068	184	0	0	0	239	0	1	0	11	0	579	0	10	0	651
2015	206	1003	175	0	0	0	221	0	1	0	10	0	576	0	9	0	587
2016	199	944	166	0	0	0	204	0	1	0	10	0	578	0	8	0	528
2017	97	874	156	0	0	0	181	0	1	0	9	0	475	0	8	0	471
2018	0	807	147	0	0	0	160	0	1	0	8	0	370	0	7	0	424
2019	0	281	45	0	0	0	55	0	0	0	3	0	108	0	2	0	163
2020	0	200	30	0	0	0	39	0	0	0	2	0	69	0	1	0	123
2021	0	195	30	0	0	0	37	0	0	0	2	0	70	0	1	0	118
2022	0	189	29	0	0	0	36	0	0	0	2	0	70	0	1	0	113
Subt	16459	38294	6107	0	104	0	12115	0	31	0	523	0	16058	0	317	0	32965
13yr	0	1909	310	0	0	0	338	0	0	0	17	0	877	0	14	0	1006
Total	16459	40203	6417	0	104	0	12453	0	31	0	539	0	16936	0	331	0	33972

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE												
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	7890	7890	0	0	0	0	0	7890	7890
2004	0	0	0	0	0	0	0	6949	14840	0	0	0	0	0	6949	14840
2005	0	0	0	0	0	0	0	4121	18961	0	0	0	0	0	4121	18961
2006	0	0	0	0	0	0	0	2896	21858	0	0	0	0	0	2896	21858
2007	0	0	0	0	0	0	0	2162	24020	0	0	0	0	0	2162	24020
2008	0	0	0	0	0	0	0	1292	25311	0	0	0	0	0	1292	25311
2009	0	0	0	0	0	0	0	1126	26438	0	0	0	0	0	1126	26438
2010	0	0	0	0	0	0	0	954	27392	0	0	0	0	0	954	27392
2011	0	0	0	0	0	0	0	871	28263	0	0	0	0	0	871	28263
2012	0	0	0	0	0	0	0	799	29062	0	0	0	0	0	799	29062
2013	0	0	0	0	0	0	0	726	29789	0	0	0	0	0	726	29789
2014	0	0	0	0	0	0	0	651	30440	0	0	0	0	0	651	30440
2015	0	0	0	0	0	0	0	587	31027	0	0	0	0	0	587	31027
2016	0	0	0	0	0	0	0	528	31555	0	0	0	0	0	528	31555
2017	0	0	0	0	0	0	0	471	32026	0	0	0	0	0	471	32026
2018	0	0	0	0	0	0	0	424	32449	0	0	0	0	0	424	32449
2019	0	0	0	0	0	0	0	163	32612	0	0	0	0	0	163	32612
2020	0	0	0	0	0	0	0	123	32735	0	0	0	0	0	123	32735
2021	0	0	0	0	0	0	0	118	32852	0	0	0	0	0	118	32852
2022	0	0	0	0	0	0	0	113	32965	0	0	0	0	0	113	32965
Subt	0	0	0	0	0	0	0	32965	32965	0	0	0	0	0	32965	32965
13yr	0	0	0	0	0	0	0	1006	33972	0	0	0	0	0	1006	33972
Total	0	0	0	0	0	0	0	33972	33972	0	0	0	0	0	33972	33972


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:28:21AM

TABLE 3

Willesden Green Non-Unit, Alberta

(As of April 1, 2003)

Proven Undeveloped

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	411.1	771	1350	0.0	0.0	0.0	75.8	75.8	0.0
CO.INT	401.3	752	297	0.0	0.0	0.0	40.0	40.0	0.0
CO.NET	353.6	527	244	0.0	0.0	0.0	27.2	27.2	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	3912	7798	0	0	0	0	7798
8.00	3837	4259	0	0	0	0	4259
10.00	3820	3665	0	0	0	0	3665
12.00	3802	3148	0	0	0	0	3148
15.00	3777	2490	0	0	0	0	2490
20.00	3571	1629	0	0	0	0	1629

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	3912	0	-3912
2004	179	464	2231	1023	128	797	0	421	7	0	0	2157
2005	152	395	1714	699	91	528	0	386	6	0	0	1586
2006	129	336	1476	555	80	401	0	357	5	0	0	1349
2007	109	285	1293	487	73	323	0	332	4	0	0	1193
2008	92	241	1111	418	63	254	0	311	4	0	0	1023
2009	78	206	972	369	57	207	0	294	3	0	0	895
2010	66	175	836	319	50	165	0	279	3	0	0	757
2011	56	148	718	276	44	133	0	267	2	0	0	636
2012	47	126	617	239	38	108	0	257	2	0	0	527
2013	40	107	530	206	33	88	0	248	2	0	0	432
2014	34	91	456	178	29	72	0	242	1	0	0	348
2015	28	77	391	154	25	59	0	236	1	0	0	273
2016	24	65	336	132	22	49	0	232	1	0	0	208
2017	20	56	289	114	19	41	0	229	1	0	0	151
2018	17	47	248	98	17	34	0	227	1	0	0	101
2019	15	28	213	58	10	24	0	203	1	0	0	53
2020	12	23	183	49	9	20	0	202	0	0	0	18
2021	11	21	14	4	1	2	0	17	0	0	0	0
Total			13628	5378	790	3303	0	4740	43	3912	0	7798



Sproule
ASSOCIATES
LIMITED

2003/03/24
9:28:21AM

TABLE 3

Willesden Green Non-Unit, Alberta

(As of April 1, 2003)

Proven Undeveloped

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003																
2004	4.0	184	67.3	65.7	52.2	33.97	126	123	86	6.02	2.0	583	213	47	35	6.02
2005	4.0	156	56.9	55.5	45.9	30.88	107	104	73	4.84	2.0	501	183	40	31	4.84
2006	4.0	132	48.1	47.0	40.0	31.43	90	88	62	4.53	2.0	430	157	35	27	4.53
2007	4.0	111	40.7	39.7	34.7	32.55	76	74	52	4.68	2.0	369	135	30	24	4.68
2008	4.0	94	34.4	33.6	30.0	33.07	65	63	44	4.73	2.0	315	115	25	21	4.73
2009	4.0	80	29.1	28.4	25.8	34.23	55	53	37	4.92	2.0	271	99	22	18	4.92
2010	4.0	67	24.6	24.0	22.2	34.78	46	45	32	5.00	2.0	233	85	19	16	5.00
2011	4.0	57	20.8	20.3	19.0	35.34	39	38	27	5.09	2.0	200	73	16	14	5.09
2012	4.0	48	17.6	17.2	16.2	35.90	33	32	23	5.19	2.0	171	63	14	12	5.19
2013	4.0	41	14.9	14.5	13.9	36.48	28	27	19	5.28	2.0	147	54	12	10	5.28
2014	4.0	34	12.6	12.3	11.8	37.07	24	23	16	5.37	2.0	126	46	10	9	5.37
2015	4.0	29	10.6	10.4	10.0	37.65	20	19	14	5.45	2.0	108	39	9	8	5.45
2016	4.0	25	9.0	8.8	8.5	38.24	17	16	12	5.53	2.0	92	34	7	7	5.53
2017	4.0	21	7.6	7.4	7.3	38.83	14	14	10	5.61	2.0	80	29	6	6	5.61
2018	4.0	18	6.4	6.3	6.2	39.43	12	12	8	5.69	2.0	68	25	5	5	5.69
2019	4.0	15	5.4	5.3	5.2	40.04	10	10	7	5.77	0.2	1	0	0	0	5.77
2020	4.0	13	4.6	4.5	4.4	40.67	9	8	6	5.85						
2021	4.0	11	0.4	0.3	0.3	41.30	1	1	0	5.94						
Total			411.1	401.3	353.6		771	752	527				1350	297	244	

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003																
2004									12.2	6.5	4.4	19.77				
2005									10.4	5.5	3.7	16.60				
2006									8.8	4.7	3.2	17.17				
2007									7.5	4.0	2.7	18.32				
2008									6.4	3.4	2.3	18.86				
2009									5.5	2.9	1.9	20.03				
2010									4.7	2.4	1.6	20.60				
2011									4.0	2.1	1.4	21.17				
2012									3.4	1.7	1.2	21.75				
2013									2.9	1.5	1.0	22.35				
2014									2.5	1.3	0.9	22.94				
2015									2.1	1.1	0.7	23.53				
2016									1.8	0.9	0.6	24.13				
2017									1.5	0.8	0.5	24.74				
2018									1.3	0.7	0.4	25.36				
2019									0.4	0.4	0.3	25.98				
2020									0.3	0.3	0.2	26.62				
2021									0.0	0.0	0.0	27.27				
Total									75.8	40.0	27.2					



Sproule
ASSOCIATES LIMITED

2003/03/24
9:28:21AM

TABLE 3

Willesden Green Non-Unit, Alberta

(As of April 1, 2003)

Proven Undeveloped

FORECAST OF REVENUE BEFORE INCOME TAXES

YEAR	REVENUE						ROYALTIES							EXPENSES				
	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2004	2231	1023	128	0	0	0	813	0	0	0	16	0	421	0	7	0	2157
2005	1714	699	91	0	0	0	541	0	0	0	13	0	386	0	6	0	1586
2006	1476	555	80	0	0	0	412	0	0	0	11	0	357	0	5	0	1349
2007	1293	487	73	0	0	0	332	0	0	0	10	0	332	0	4	0	1193
2008	1111	418	63	0	0	0	262	0	0	0	8	0	311	0	4	0	1023
2009	972	369	57	0	0	0	214	0	0	0	7	0	294	0	3	0	895
2010	836	319	50	0	0	0	171	0	0	0	6	0	279	0	3	0	757
2011	718	276	44	0	0	0	138	0	0	0	5	0	267	0	2	0	636
2012	617	239	38	0	0	0	112	0	0	0	4	0	257	0	2	0	527
2013	530	206	33	0	0	0	91	0	0	0	4	0	248	0	2	0	432
2014	456	178	29	0	0	0	75	0	0	0	3	0	242	0	1	0	348
2015	391	154	25	0	0	0	62	0	0	0	3	0	236	0	1	0	273
2016	336	132	22	0	0	0	51	0	0	0	2	0	232	0	1	0	208
2017	289	114	19	0	0	0	43	0	0	0	2	0	229	0	1	0	151
2018	248	98	17	0	0	0	36	0	0	0	2	0	227	0	1	0	101
2019	213	58	10	0	0	0	26	0	0	0	1	0	203	0	1	0	53
2020	183	49	9	0	0	0	22	0	0	0	1	0	202	0	0	0	18
2021	14	4	1	0	0	0	2	0	0	0	0	0	17	0	0	0	0
Total	13628	5378	790	0	0	0	3401	0	0	0	98	0	4740	0	43	0	11709

FORECAST OF REVENUE BEFORE INCOME TAXES

YEAR	INTANGIBLE			TANGIBLE												
	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	2651	0	1261	0	0	3912	-3912	-3912	0	0	0	0	0	-3912	-3912
2004	0	0	0	0	0	0	0	2157	-1754	0	0	0	0	0	2157	-1754
2005	0	0	0	0	0	0	0	1586	-168	0	0	0	0	0	1586	-168
2006	0	0	0	0	0	0	0	1349	1180	0	0	0	0	0	1349	1180
2007	0	0	0	0	0	0	0	1193	2374	0	0	0	0	0	1193	2374
2008	0	0	0	0	0	0	0	1023	3397	0	0	0	0	0	1023	3397
2009	0	0	0	0	0	0	0	895	4292	0	0	0	0	0	895	4292
2010	0	0	0	0	0	0	0	757	5050	0	0	0	0	0	757	5050
2011	0	0	0	0	0	0	0	636	5685	0	0	0	0	0	636	5685
2012	0	0	0	0	0	0	0	527	6213	0	0	0	0	0	527	6213
2013	0	0	0	0	0	0	0	432	6644	0	0	0	0	0	432	6644
2014	0	0	0	0	0	0	0	348	6992	0	0	0	0	0	348	6992
2015	0	0	0	0	0	0	0	273	7266	0	0	0	0	0	273	7266
2016	0	0	0	0	0	0	0	208	7474	0	0	0	0	0	208	7474
2017	0	0	0	0	0	0	0	151	7625	0	0	0	0	0	151	7625
2018	0	0	0	0	0	0	0	101	7726	0	0	0	0	0	101	7726
2019	0	0	0	0	0	0	0	53	7779	0	0	0	0	0	53	7779
2020	0	0	0	0	0	0	0	18	7797	0	0	0	0	0	18	7797
2021	0	0	0	0	0	0	0	0	7798	0	0	0	0	0	0	7798
Total	0	2651	0	1261	0	0	3912	7798	7798	0	0	0	0	0	7798	7798



Sproule
ASSOCIATES
LIMITED

2003/03/24
9:26:52AM

TABLE 3

Willesden Green Non-Unit, Alberta

(As of April 1, 2003)

Total Probable

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	259.2	431	1800	0.0	0.0	0.0	70.8	70.8	0.0
CO.INT	182.5	287	410	0.0	0.0	0.0	22.4	22.4	0.0
CO.NET	167.3	213	339	0.0	0.0	0.0	15.2	15.2	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	3426	2257	0	0	0	0	2257
8.00	3148	1047	0	0	0	0	1047
10.00	3085	836	0	0	0	0	836
12.00	3025	652	0	0	0	0	652
15.00	2939	416	0	0	0	0	416
20.00	2681	107	0	0	0	0	107

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	495	0	-495
2004	73	212	908	466	51	262	0	222	3	2931	0	-1993
2005	105	332	1181	587	65	305	0	356	4	0	0	1168
2006	82	272	941	449	55	211	0	324	3	0	0	907
2007	64	223	763	381	48	158	0	299	3	0	0	733
2008	50	183	608	317	41	117	0	280	2	0	0	567
2009	39	151	493	272	35	90	0	265	2	0	0	444
2010	31	125	393	228	30	68	0	253	2	0	0	328
2011	24	103	313	192	25	53	0	244	1	0	0	233
2012	19	86	250	163	22	41	0	238	1	0	0	154
2013	13	76	149	125	16	27	0	178	1	0	0	84
2014	1	51	6	82	11	13	0	43	1	0	0	42
2015	0	35	0	70	9	11	0	36	0	0	0	32
2016	0	30	0	61	8	9	0	36	0	0	0	24
2017	0	25	0	49	7	7	0	31	0	0	0	16
2018	0	16	0	34	5	5	0	23	0	0	0	11
2019	0	13	0	15	2	2	0	12	0	0	0	4
Total			6005	3491	431	1380	0	2841	24	3426	0	2257


Sproule
ASSOCIATES
LIMITED

TABLE 3

Willesden Green Non-Unit, Alberta

(As of April 1, 2003)

Total Probable

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003																
2004	4.0	111	40.5	26.7	22.9	33.97	69	43	33	6.02	1.5	410	150	34	26	6.02
2005	6.0	146	53.2	38.2	33.8	30.88	88	60	44	4.84	3.0	733	268	61	47	4.84
2006	6.0	114	41.8	29.9	27.2	31.43	69	47	35	4.53	3.0	627	229	52	41	4.53
2007	6.0	90	32.8	23.5	21.8	32.55	54	37	27	4.68	3.0	537	196	45	36	4.68
2008	6.0	70	25.8	18.4	17.3	33.07	43	29	21	4.73	3.0	459	168	38	32	4.73
2009	6.0	56	20.3	14.4	13.8	34.23	34	22	17	4.92	3.0	394	144	33	28	4.92
2010	6.0	44	16.0	11.3	10.9	34.78	26	18	13	5.00	3.0	337	123	28	24	5.00
2011	6.0	34	12.6	8.9	8.6	35.34	21	14	10	5.09	3.0	289	105	24	21	5.09
2012	6.0	27	9.9	7.0	6.8	35.90	16	11	8	5.19	3.0	246	90	21	18	5.19
2013	5.7	19	6.0	4.1	4.0	36.48	10	6	5	5.28	3.0	250	77	18	16	5.28
2014	1.9	1	0.4	0.2	0.2	37.07	1	0	0	5.37	3.0	222	66	15	13	5.37
2015											3.0	155	57	13	12	5.45
2016											3.0	132	49	11	10	5.53
2017											2.9	110	39	9	8	5.61
2018											2.0	74	27	6	5	5.69
2019											1.7	58	12	3	2	5.77
Total			259.2	182.5	167.3		431	287	213				1800	410	339	

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003																
2004									7.2	2.6	1.7	19.77				
2005									11.4	3.9	2.7	16.60				
2006									9.5	3.2	2.2	17.17				
2007									8.0	2.6	1.8	18.32				
2008									6.7	2.2	1.5	18.86				
2009									5.6	1.8	1.2	20.03				
2010									4.7	1.5	1.0	20.60				
2011									4.0	1.2	0.8	21.17				
2012									3.3	1.0	0.7	21.75				
2013									2.7	0.7	0.5	22.35				
2014									2.0	0.5	0.3	22.94				
2015									1.7	0.4	0.3	23.53				
2016									1.5	0.3	0.2	24.13				
2017									1.2	0.3	0.2	24.74				
2018									0.9	0.2	0.1	25.36				
2019									0.4	0.1	0.1	25.98				
Total									70.8	22.4	15.2					



TABLE 3

Willesden Green Non-Unit, Alberta

(As of April 1, 2003)

Total Probable

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2004	908	466	51	0	0	0	268	0	0	0	5	0	222	0	3	0	938
2005	1181	587	65	0	0	0	314	0	0	0	9	0	356	0	4	0	1168
2006	941	449	55	0	0	0	218	0	0	0	7	0	324	0	3	0	907
2007	763	381	48	0	0	0	164	0	0	0	6	0	299	0	3	0	733
2008	608	317	41	0	0	0	121	0	0	0	5	0	280	0	2	0	567
2009	493	272	35	0	0	0	94	0	0	0	4	0	265	0	2	0	444
2010	393	228	30	0	0	0	71	0	0	0	3	0	253	0	2	0	328
2011	313	192	25	0	0	0	55	0	0	0	2	0	244	0	1	0	233
2012	250	163	22	0	0	0	43	0	0	0	2	0	238	0	1	0	154
2013	149	125	16	0	0	0	28	0	0	0	1	0	178	0	1	0	84
2014	6	82	11	0	0	0	14	0	0	0	1	0	43	0	1	0	42
2015	0	70	9	0	0	0	12	0	0	0	1	0	36	0	0	0	32
2016	0	61	8	0	0	0	10	0	0	0	0	0	36	0	0	0	24
2017	0	49	7	0	0	0	8	0	0	0	0	0	31	0	0	0	16
2018	0	34	5	0	0	0	5	0	0	0	0	0	23	0	0	0	11
2019	0	15	2	0	0	0	2	0	0	0	0	0	12	0	0	0	4
Total	6005	3491	431	0	0	0	1427	0	0	0	47	0	2841	0	24	0	5683

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE												
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	308	0	187	0	0	495	-495	-495	0	0	0	0	0	-495	-495
2004	0	2030	0	901	0	0	2931	-1993	-2488	0	0	0	0	0	-1993	-2488
2005	0	0	0	0	0	0	0	1168	-1321	0	0	0	0	0	1168	-1321
2006	0	0	0	0	0	0	0	907	-414	0	0	0	0	0	907	-414
2007	0	0	0	0	0	0	0	733	319	0	0	0	0	0	733	319
2008	0	0	0	0	0	0	0	567	886	0	0	0	0	0	567	886
2009	0	0	0	0	0	0	0	444	1329	0	0	0	0	0	444	1329
2010	0	0	0	0	0	0	0	328	1657	0	0	0	0	0	328	1657
2011	0	0	0	0	0	0	0	233	1890	0	0	0	0	0	233	1890
2012	0	0	0	0	0	0	0	154	2044	0	0	0	0	0	154	2044
2013	0	0	0	0	0	0	0	84	2128	0	0	0	0	0	84	2128
2014	0	0	0	0	0	0	0	42	2170	0	0	0	0	0	42	2170
2015	0	0	0	0	0	0	0	32	2202	0	0	0	0	0	32	2202
2016	0	0	0	0	0	0	0	24	2226	0	0	0	0	0	24	2226
2017	0	0	0	0	0	0	0	16	2242	0	0	0	0	0	16	2242
2018	0	0	0	0	0	0	0	11	2253	0	0	0	0	0	11	2253
2019	0	0	0	0	0	0	0	4	2257	0	0	0	0	0	4	2257
Total	0	2338	0	1088	0	0	3426	2257	2257	0	0	0	0	0	2257	2257


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:29:03AM

TABLE 3

Willesden Green Non-Unit, Alberta, BR,Card,Vik,RC

OIL 1 - 100% WI Grp-9 Wells Twps 41-43, Rges 6-8W5

100% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	178.3	695	0	0.0	0.0	0.0	30.4	30.4	0.0
CO.INT	178.3	695	0	0.0	0.0	0.0	30.4	30.4	0.0
CO.NET	170.3	487	0	0.0	0.0	0.0	20.6	20.6	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	5157	0	0	0	0	5157
8.00	0	4522	0	0	0	0	4522
10.00	0	4391	0	0	0	0	4391
12.00	0	4270	0	0	0	0	4270
15.00	0	4102	0	0	0	0	4102
20.00	0	3857	0	0	0	0	3857

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	132	514	1456	955	163	454	0	452	6	0	0	1661
2004	107	416	1326	920	133	399	0	566	7	0	0	1407
2005	84	326	942	580	88	245	0	532	5	0	0	828
2006	65	255	750	424	71	177	0	506	4	0	0	558
2007	51	199	607	342	59	140	0	486	3	0	0	379
2008	40	155	482	271	47	109	0	472	3	0	0	217
2009	31	122	390	220	39	87	0	462	2	0	0	98
2010	26	103	138	78	14	30	0	191	1	0	0	8
Total			6092	3791	615	1641	0	3668	31	0	0	5157


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:29:03AM

TABLE 3

Willesden Green Non-Unit, Alberta, BR,Card,Vik,RC

OIL 1 - 100% WI Grp-9 Wells Twps 41-43, Rges 6-8W5

100% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003	9.0	132	36.3	36.3	33.5	40.14	141	141	99	6.75						
2004	9.0	107	39.0	39.0	36.8	33.97	152	152	107	6.05						
2005	9.0	84	30.5	30.5	29.2	30.88	119	119	83	4.87						
2006	9.0	65	23.9	23.9	23.1	31.43	93	93	65	4.56						
2007	9.0	51	18.7	18.7	18.2	32.55	73	73	51	4.71						
2008	9.0	40	14.6	14.6	14.3	33.07	57	57	40	4.76						
2009	9.0	31	11.4	11.4	11.2	34.23	44	44	31	4.95						
2010	9.0	26	4.0	4.0	3.9	34.78	16	16	11	5.03						
Total			178.3	178.3	170.3		695	695	487							

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003									6.2	6.2	4.2	26.33				
2004									6.7	6.7	4.5	20.00				
2005									5.2	5.2	3.5	16.83				
2006									4.1	4.1	2.8	17.40				
2007									3.2	3.2	2.2	18.55				
2008									2.5	2.5	1.7	19.09				
2009									1.9	1.9	1.3	20.26				
2010									0.7	0.7	0.5	20.83				
Total									30.4	30.4	20.6					


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:29:03AM

TABLE 3

Willesden Green Non-Unit, Alberta, BR,Card,Vik,RC

OIL 1 - 100% WI Grp-9 Wells Twps 41-43, Rges 6-8W5

100% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	1456	955	163	0	0	0	468	0	0	0	14	0	452	0	6	0	1661
2004	1326	920	133	0	0	0	414	0	0	0	15	0	566	0	7	0	1407
2005	942	580	88	0	0	0	257	0	0	0	12	0	532	0	5	0	828
2006	750	424	71	0	0	0	187	0	0	0	10	0	506	0	4	0	558
2007	607	342	59	0	0	0	148	0	0	0	8	0	486	0	3	0	379
2008	482	271	47	0	0	0	115	0	0	0	6	0	472	0	3	0	217
2009	390	220	39	0	0	0	92	0	0	0	5	0	462	0	2	0	98
2010	138	78	14	0	0	0	32	0	0	0	2	0	191	0	1	0	8
Total	6092	3791	615	0	0	0	1712	0	0	0	71	0	3668	0	31	0	5157

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE												
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	1661	1661	0	0	0	0	0	1661	1661
2004	0	0	0	0	0	0	0	1407	3069	0	0	0	0	0	1407	3069
2005	0	0	0	0	0	0	0	828	3897	0	0	0	0	0	828	3897
2006	0	0	0	0	0	0	0	558	4454	0	0	0	0	0	558	4454
2007	0	0	0	0	0	0	0	379	4833	0	0	0	0	0	379	4833
2008	0	0	0	0	0	0	0	217	5050	0	0	0	0	0	217	5050
2009	0	0	0	0	0	0	0	98	5148	0	0	0	0	0	98	5148
2010	0	0	0	0	0	0	0	8	5157	0	0	0	0	0	8	5157
Total	0	0	0	0	0	0	0	5157	5157	0	0	0	0	0	5157	5157


Sproule
ASSOCIATES LIMITED

TABLE 3

Willesden Green Non-Unit, Alberta, BR,Card,Vik,RC

OIL 1 - 100% WI Grp-9 Wells Twps 41-43, Rges 6-8W5

100% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	9	25	5200	0.00	32.8	0.0	100.000	0.000	7.502	28.489	53.120	0.000	0.000	0.000	0.000
2004	12	25	5200	0.00	32.8	0.0	100.000	0.000	5.602	28.459	58.742	0.000	0.000	0.000	0.000
2005	12	25	5200	0.00	32.8	0.0	100.000	0.000	4.122	28.087	63.108	0.000	0.000	0.000	0.000
2006	12	25	5200	0.00	32.8	0.0	100.000	0.000	3.227	27.950	62.111	0.000	0.000	0.000	0.000
2007	12	25	5200	0.00	32.8	0.0	100.000	0.000	2.552	28.215	60.358	0.000	0.000	0.000	0.000
2008	12	25	5200	0.00	32.8	0.0	100.000	0.000	1.995	28.372	59.563	0.000	0.000	0.000	0.000
2009	12	25	5200	0.00	32.8	0.0	100.000	0.000	1.577	28.435	58.073	0.000	0.000	0.000	0.000
2010	5	25	5200	0.00	32.8	0.0	100.000	0.000	1.317	28.396	57.373	0.000	0.000	0.000	0.000

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wl-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment		Gross CL41 Investment		Gross Oth Tang Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.242	0	3.38	2.63	0.43	0.35	1.00	0.0	0	0	0	0	0	0	0
2004	0.00	0.246	0	3.44	2.67	0.44	0.36	1.01	0.0	0	0	0	0	0	0	0
2005	21.60	0.249	0	3.50	2.71	0.44	0.36	1.03	0.0	0	0	0	0	0	0	0
2006	21.82	0.253	0	3.55	2.75	0.45	0.37	1.05	0.0	0	0	0	0	0	0	0
2007	21.82	0.257	0	3.61	2.79	0.46	0.37	1.06	0.0	0	0	0	0	0	0	0
2008	22.03	0.261	0	3.65	2.83	0.46	0.38	1.08	0.0	0	0	0	0	0	0	0
2009	21.60	0.265	0	3.72	2.88	0.47	0.38	1.09	0.0	0	0	0	0	0	0	0
2010	15.62	0.269	0	3.80	2.92	0.48	0.39	1.11	0.0	0	0	0	0	0	0	0
											0	0	0	0	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000


Sproule
ASSOCIATES LIMITED

2003/03/24
9:29:03AM

TABLE 3

Willesden Green Non-Unit, Alberta, Mannville

OIL 2 -100% WI Group-7 Wells Secs 12 & 13-042-07W5

100% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	134.9	1822	0	0.0	0.0	0.0	79.7	79.7	0.0
CO.INT	134.9	1822	0	0.0	0.0	0.0	79.7	79.7	0.0
CO.NET	124.5	1275	0	0.0	0.0	0.0	54.0	54.0	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	10677	0	0	0	0	10677
8.00	0	9617	0	0	0	0	9617
10.00	0	9391	0	0	0	0	9391
12.00	0	9179	0	0	0	0	9179
15.00	0	8882	0	0	0	0	8882
20.00	0	8439	0	0	0	0	8439

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	167	1876	1842	3485	594	1487	0	436	23	0	0	3976
2004	110	1438	1363	3183	461	1228	0	481	23	0	0	3275
2005	67	1012	761	1802	272	674	0	389	17	0	0	1755
2006	41	699	476	1164	194	433	0	324	12	0	0	1066
2007	25	421	297	724	125	268	0	264	7	0	0	605
Total			4738	10357	1646	4089	0	1894	81	0	0	10677


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:29:03AM

TABLE 3

Willesden Green Non-Unit, Alberta, Mannville

OIL 2 -100% WI Group-7 Wells Secs 12 & 13-042-07W5

100% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003	7.0	167	45.9	45.9	40.2	40.14	516	516	361	6.75						
2004	7.0	110	40.1	40.1	37.1	33.97	527	527	369	6.05						
2005	7.0	67	24.6	24.6	23.6	30.88	370	370	259	4.87						
2006	7.0	41	15.1	15.1	14.7	31.43	255	255	179	4.56						
2007	6.8	25	9.1	9.1	9.0	32.55	154	154	108	4.71						
Total			134.9	134.9	124.5		1822	1822	1275							

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003									22.6	22.6	15.2	26.33				
2004									23.0	23.0	15.6	20.00				
2005									16.2	16.2	11.0	16.83				
2006									11.2	11.2	7.6	17.40				
2007									6.7	6.7	4.6	18.55				
Total									79.7	79.7	54.0					


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:29:03AM

TABLE 3

Willesden Green Non-Unit, Alberta, Mannville

OIL 2 -100% WI Group-7 Wells Secs 12 & 13-042-07W5

100% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	1842	3485	594	0	0	0	1538	0	0	0	51	0	436	0	23	0	3976
2004	1363	3183	461	0	0	0	1280	0	0	0	53	0	481	0	23	0	3275
2005	761	1802	272	0	0	0	711	0	0	0	37	0	389	0	17	0	1755
2006	476	1164	194	0	0	0	459	0	0	0	26	0	324	0	12	0	1066
2007	297	724	125	0	0	0	284	0	0	0	16	0	264	0	7	0	605
Total	4738	10357	1646	0	0	0	4272	0	0	0	183	0	1894	0	81	0	10677

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE												
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	3976	3976	0	0	0	0	0	3976	3976
2004	0	0	0	0	0	0	0	3275	7251	0	0	0	0	0	3275	7251
2005	0	0	0	0	0	0	0	1755	9006	0	0	0	0	0	1755	9006
2006	0	0	0	0	0	0	0	1066	10072	0	0	0	0	0	1066	10072
2007	0	0	0	0	0	0	0	605	10677	0	0	0	0	0	605	10677
Total	0	0	0	0	0	0	0	10677	10677	0	0	0	0	0	10677	10677


Sproule
ASSOCIATES LIMITED

TABLE 3

Willesden Green Non-Unit, Alberta, Mannville

OIL 2 -100% WI Group-7 Wells Secs 12 & 13-042-07W5

100% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	9	25	15000	0.00	32.8	0.0	100.000	0.000	12.436	28.489	53.120	0.000	0.000	0.000	0.000
2004	12	25	17500	0.00	32.8	0.0	100.000	0.000	7.607	28.459	58.742	0.000	0.000	0.000	0.000
2005	12	25	20000	0.00	32.8	0.0	100.000	0.000	4.404	28.087	63.108	0.000	0.000	0.000	0.000
2006	12	25	22500	0.00	32.8	0.0	100.000	0.000	2.709	27.950	62.111	0.000	0.000	0.000	0.000
2007	12	25	22500	0.00	32.8	0.0	100.000	0.000	1.691	28.215	60.358	0.000	0.000	0.000	0.000

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wl-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment		Gross CL41 Investment		Gross Oth Tang Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.242	0	1.99	1.50	0.00	0.35	1.00	0.0	0	0	0	0	0	0	0
2004	2.44	0.246	0	2.02	1.52	0.00	0.36	1.01	0.0	0	0	0	0	0	0	0
2005	31.85	0.249	0	2.06	1.55	0.00	0.36	1.03	0.0	0	0	0	0	0	0	0
2006	32.67	0.253	0	2.09	1.57	0.00	0.37	1.05	0.0	0	0	0	0	0	0	0
2007	39.79	0.257	0	2.12	1.59	0.00	0.37	1.06	0.0	0	0	0	0	0	0	0
											0	0	0	0	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:29:03AM

TABLE 3

Willesden Green Non-Unit, Alberta, BR,Card,Viking

OIL 3 - 50 PCT WI Group-7 Wells

50% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	205.3	231	0	0.0	0.0	0.0	9.5	9.5	0.0
CO.INT	102.6	115	0	0.0	0.0	0.0	4.7	4.7	0.0
CO.NET	99.9	81	0	0.0	0.0	0.0	3.2	3.2	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	1010	0	0	0	0	1010
8.00	0	754	0	0	0	0	754
10.00	0	709	0	0	0	0	709
12.00	0	670	0	0	0	0	670
15.00	0	620	0	0	0	0	620
20.00	0	553	0	0	0	0	553

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	27	30	297	54	4	32	0	146	0	0	0	177
2004	26	29	321	61	3	34	0	195	0	0	0	156
2005	25	28	277	46	1	26	0	196	0	0	0	103
2006	23	26	269	41	2	24	0	196	0	0	0	91
2007	22	25	265	41	2	23	0	197	0	0	0	87
2008	21	24	256	39	2	22	0	198	0	0	0	77
2009	20	23	252	39	2	21	0	199	0	0	0	72
2010	19	22	244	37	2	20	0	200	0	0	0	63
2011	18	21	236	36	2	19	0	202	0	0	0	53
2012	17	20	228	35	2	19	0	203	0	0	0	44
2013	17	19	221	34	3	18	0	204	0	0	0	35
2014	16	18	213	33	3	17	0	206	0	0	0	26
2015	15	17	206	32	3	16	0	207	0	0	0	17
2016	14	16	199	31	3	15	0	209	0	0	0	8
2017	14	16	97	15	1	7	0	105	0	0	0	1
Total			3581	575	35	314	0	2863	5	0	0	1010



2003/03/24
9:29:03AM

TABLE 3

Willesden Green Non-Unit, Alberta, BR,Card,Viking

OIL 3 - 50 PCT WI Group-7 Wells

50% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003	7.0	54	14.8	7.4	7.1	40.14	17	8	6	6.47						
2004	7.0	52	18.9	9.4	9.1	33.97	21	11	7	5.77						
2005	7.0	49	18.0	9.0	8.7	30.88	20	10	7	4.59						
2006	7.0	47	17.1	8.6	8.3	31.43	19	10	7	4.28						
2007	7.0	45	16.3	8.1	7.9	32.55	18	9	6	4.43						
2008	7.0	42	15.5	7.7	7.5	33.07	17	9	6	4.48						
2009	7.0	40	14.7	7.4	7.2	34.23	17	8	6	4.67						
2010	7.0	38	14.0	7.0	6.8	34.78	16	8	6	4.75						
2011	7.0	37	13.3	6.7	6.5	35.34	15	8	5	4.84						
2012	7.0	35	12.7	6.4	6.2	35.90	14	7	5	4.94						
2013	7.0	33	12.1	6.0	5.9	36.48	14	7	5	5.03						
2014	7.0	31	11.5	5.8	5.6	37.07	13	6	5	5.12						
2015	7.0	30	10.9	5.5	5.4	37.65	12	6	4	5.20						
2016	7.0	28	10.4	5.2	5.1	38.24	12	6	4	5.28						
2017	7.0	28	5.0	2.5	2.5	38.83	6	3	2	5.36						
Total			205.3	102.6	99.9		231	115	81							

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003									0.7	0.3	0.2	12.80				
2004									0.9	0.4	0.3	6.47				
2005									0.8	0.4	0.3	3.30				
2006									0.8	0.4	0.3	3.87				
2007									0.8	0.4	0.3	5.02				
2008									0.7	0.4	0.2	5.56				
2009									0.7	0.3	0.2	6.73				
2010									0.6	0.3	0.2	7.30				
2011									0.6	0.3	0.2	7.87				
2012									0.6	0.3	0.2	8.45				
2013									0.6	0.3	0.2	9.05				
2014									0.5	0.3	0.2	9.64				
2015									0.5	0.3	0.2	10.23				
2016									0.5	0.2	0.2	10.83				
2017									0.2	0.1	0.1	11.44				
Total									9.5	4.7	3.2					


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:29:03AM

TABLE 3

Willesden Green Non-Unit, Alberta, BR,Card,Viking

OIL 3 - 50 PCT WI Group-7 Wells

50% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	297	54	4	0	0	0	33	0	0	0	1	0	146	0	0	0	177
2004	321	61	3	0	0	0	35	0	0	0	1	0	195	0	0	0	156
2005	277	46	1	0	0	0	27	0	0	0	1	0	196	0	0	0	103
2006	269	41	2	0	0	0	25	0	0	0	1	0	196	0	0	0	91
2007	265	41	2	0	0	0	24	0	0	0	1	0	197	0	0	0	87
2008	256	39	2	0	0	0	23	0	0	0	1	0	198	0	0	0	77
2009	252	39	2	0	0	0	22	0	0	0	1	0	199	0	0	0	72
2010	244	37	2	0	0	0	21	0	0	0	1	0	200	0	0	0	63
2011	236	36	2	0	0	0	20	0	0	0	1	0	202	0	0	0	53
2012	228	35	2	0	0	0	19	0	0	0	1	0	203	0	0	0	44
2013	221	34	3	0	0	0	19	0	0	0	1	0	204	0	0	0	35
2014	213	33	3	0	0	0	18	0	0	0	1	0	206	0	0	0	26
2015	206	32	3	0	0	0	17	0	0	0	1	0	207	0	0	0	17
2016	199	31	3	0	0	0	16	0	0	0	1	0	209	0	0	0	8
2017	97	15	1	0	0	0	8	0	0	0	0	0	105	0	0	0	1
Total	3581	575	35	0	0	0	326	0	0	0	12	0	2863	0	5	0	1010

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE													
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	177	177	0	0	0	0	0	177	177
2004	0	0	0	0	0	0	0	156	333	0	0	0	0	0	156	333
2005	0	0	0	0	0	0	0	103	436	0	0	0	0	0	103	436
2006	0	0	0	0	0	0	0	91	527	0	0	0	0	0	91	527
2007	0	0	0	0	0	0	0	87	614	0	0	0	0	0	87	614
2008	0	0	0	0	0	0	0	77	690	0	0	0	0	0	77	690
2009	0	0	0	0	0	0	0	72	762	0	0	0	0	0	72	762
2010	0	0	0	0	0	0	0	63	825	0	0	0	0	0	63	825
2011	0	0	0	0	0	0	0	53	878	0	0	0	0	0	53	878
2012	0	0	0	0	0	0	0	44	922	0	0	0	0	0	44	922
2013	0	0	0	0	0	0	0	35	957	0	0	0	0	0	35	957
2014	0	0	0	0	0	0	0	26	984	0	0	0	0	0	26	984
2015	0	0	0	0	0	0	0	17	1001	0	0	0	0	0	17	1001
2016	0	0	0	0	0	0	0	8	1009	0	0	0	0	0	8	1009
2017	0	0	0	0	0	0	0	1	1010	0	0	0	0	0	1	1010
Total	0	0	0	0	0	0	0	1010	1010	0	0	0	0	0	1010	1010


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:29:03AM

TABLE 3

Willesden Green Non-Unit, Alberta, BR,Card,Viking

OIL 3 - 50 PCT WI Group-7 Wells

50% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	9	25	1500	0.00	30.7	0.0	50.000	0.000	3.965	29.722	109.270	0.000	0.000	0.000	0.000
2004	12	25	1500	0.00	30.8	0.0	50.000	0.000	3.513	29.842	181.497	0.000	0.000	0.000	0.000
2005	12	25	1500	0.00	30.8	0.0	50.000	0.000	3.151	29.798	322.001	0.000	0.000	0.000	0.000
2006	12	25	1500	0.00	30.7	0.0	50.000	0.000	3.003	29.780	279.467	0.000	0.000	0.000	0.000
2007	12	25	1500	0.00	30.7	0.0	50.000	0.000	2.889	30.000	223.127	0.000	0.000	0.000	0.000
2008	12	25	1500	0.00	30.7	0.0	50.000	0.000	2.750	30.144	204.519	0.000	0.000	0.000	0.000
2009	12	25	1500	0.00	30.7	0.0	50.000	0.000	2.645	30.141	174.762	0.000	0.000	0.000	0.000
2010	12	25	1500	0.00	30.7	0.0	50.000	0.000	2.517	30.070	163.676	0.000	0.000	0.000	0.000
2011	12	25	1500	0.00	30.8	0.0	50.000	0.000	2.396	30.000	154.225	0.000	0.000	0.000	0.000
2012	12	25	1500	0.00	30.8	0.0	50.000	0.000	2.281	30.000	145.776	0.000	0.000	0.000	0.000
2013	12	25	1500	0.00	30.8	0.0	50.000	0.000	2.171	30.069	138.317	0.000	0.000	0.000	0.000
2014	12	25	1500	0.00	30.8	0.0	50.000	0.000	2.067	30.000	131.801	0.000	0.000	0.000	0.000
2015	12	25	1500	0.00	30.8	0.0	50.000	0.000	1.967	30.000	126.064	0.000	0.000	0.000	0.000
2016	12	25	1500	0.00	30.8	0.0	50.000	0.000	1.872	30.000	120.879	0.000	0.000	0.000	0.000
2017	6	25	1500	0.00	30.8	0.0	50.000	0.000	1.803	30.000	116.172	0.000	0.000	0.000	0.000

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wl-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment		Gross CL41 Investment		Gross Oth Tang Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.242	0	3.48	2.65	0.00	1.42	1.00	0.0	0	0	0	0	0	0	0
2004	0.00	0.246	0	3.54	2.69	0.00	1.44	1.02	0.0	0	0	0	0	0	0	0
2005	4.58	0.249	0	3.60	2.73	0.00	1.46	1.03	0.0	0	0	0	0	0	0	0
2006	4.84	0.253	0	3.66	2.77	0.00	1.48	1.05	0.0	0	0	0	0	0	0	0
2007	4.84	0.257	0	3.71	2.81	0.00	1.51	1.06	0.0	0	0	0	0	0	0	0
2008	5.10	0.261	0	3.76	2.85	0.00	1.53	1.08	0.0	0	0	0	0	0	0	0
2009	4.58	0.265	0	3.82	2.90	0.00	1.55	1.09	0.0	0	0	0	0	0	0	0
2010	4.84	0.269	0	3.88	2.94	0.00	1.58	1.11	0.0	0	0	0	0	0	0	0
2011	4.84	0.273	0	3.94	2.99	0.00	1.60	1.13	0.0	0	0	0	0	0	0	0
2012	5.10	0.277	0	3.99	3.03	0.00	1.62	1.14	0.0	0	0	0	0	0	0	0
2013	4.58	0.281	0	4.06	3.08	0.00	1.65	1.16	0.0	0	0	0	0	0	0	0
2014	4.84	0.285	0	4.12	3.12	0.00	1.67	1.18	0.0	0	0	0	0	0	0	0
2015	4.84	0.289	0	4.18	3.17	0.00	1.70	1.20	0.0	0	0	0	0	0	0	0
2016	5.10	0.294	0	4.23	3.22	0.00	1.72	1.21	0.0	0	0	0	0	0	0	0
2017	2.65	0.298	0	4.34	3.26	0.00	1.75	1.23	0.0	0	0	0	0	0	0	0
											0	0	0	0	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000




Sproule
ASSOCIATES
LIMITED

TABLE 3

Willesden Green Non-Unit, Alberta, BR,Card,Viking

OIL 4 - 17.5% WI Group-3 Wells

17.5% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	40.9	61	0	0.0	0.0	0.0	2.4	2.4	0.0
CO.INT	7.2	11	0	0.0	0.0	0.0	0.4	0.4	0.0
CO.NET	7.0	8	0	0.0	0.0	0.0	0.3	0.3	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	88	0	0	0	0	88
8.00	0	78	0	0	0	0	78
10.00	0	76	0	0	0	0	76
12.00	0	74	0	0	0	0	74
15.00	0	71	0	0	0	0	71
20.00	0	67	0	0	0	0	67

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	4	6	44	11	1	6	0	20	0	0	0	30
2004	4	6	44	11	1	6	0	27	0	0	0	24
2005	3	5	35	8	1	4	0	26	0	0	0	13
2006	3	4	32	6	1	3	0	26	0	0	0	9
2007	3	4	29	6	1	3	0	26	0	0	0	7
2008	2	3	26	5	1	3	0	26	0	0	0	4
2009	2	3	22	4	0	2	0	23	0	0	0	1
Total			232	52	5	27	0	174	0	0	0	88


Sproule
ASSOCIATES LIMITED

2003/03/24
9:29:03AM

TABLE 3

Willesden Green Non-Unit, Alberta, BR,Card,Viking

OIL 4 - 17.5% WI Group-3 Wells

17.5% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003	3.0	24	6.5	1.1	1.1	38.82	10	2	1	6.26						
2004	3.0	21	7.8	1.4	1.3	32.65	12	2	1	5.56						
2005	3.0	19	6.8	1.2	1.2	29.56	10	2	1	4.38						
2006	3.0	16	6.0	1.1	1.0	30.11	9	2	1	4.07						
2007	3.0	14	5.3	0.9	0.9	31.23	8	1	1	4.22						
2008	3.0	13	4.7	0.8	0.8	31.75	7	1	1	4.27						
2009	3.0	11	3.8	0.7	0.6	32.91	6	1	1	4.46						
Total			40.9	7.2	7.0		61	11	8							

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003									0.4	0.1	0.0	18.65				
2004									0.5	0.1	0.1	12.32				
2005									0.4	0.1	0.0	9.15				
2006									0.4	0.1	0.0	9.72				
2007									0.3	0.1	0.0	10.87				
2008									0.3	0.0	0.0	11.41				
2009									0.2	0.0	0.0	12.58				
Total									2.4	0.4	0.3					


Sproule
ASSOCIATES LIMITED

2003/03/24
9:29:03AM

TABLE 3

Willesden Green Non-Unit, Alberta, BR,Card,Viking

OIL 4 - 17.5% WI Group-3 Wells

17.5% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	44	11	1	0	0	0	6	0	0	0	0	0	20	0	0	0	30
2004	44	11	1	0	0	0	6	0	0	0	0	0	27	0	0	0	24
2005	35	8	1	0	0	0	4	0	0	0	0	0	26	0	0	0	13
2006	32	6	1	0	0	0	3	0	0	0	0	0	26	0	0	0	9
2007	29	6	1	0	0	0	3	0	0	0	0	0	26	0	0	0	7
2008	26	5	1	0	0	0	3	0	0	0	0	0	26	0	0	0	4
2009	22	4	0	0	0	0	2	0	0	0	0	0	23	0	0	0	1
Total	232	52	5	0	0	0	28	0	0	0	1	0	174	0	0	0	88

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE												
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	30	30	0	0	0	0	0	30	30
2004	0	0	0	0	0	0	0	24	54	0	0	0	0	0	24	54
2005	0	0	0	0	0	0	0	13	67	0	0	0	0	0	13	67
2006	0	0	0	0	0	0	0	9	77	0	0	0	0	0	9	77
2007	0	0	0	0	0	0	0	7	83	0	0	0	0	0	7	83
2008	0	0	0	0	0	0	0	4	87	0	0	0	0	0	4	87
2009	0	0	0	0	0	0	0	1	88	0	0	0	0	0	1	88
Total	0	0	0	0	0	0	0	88	88	0	0	0	0	0	88	88


Sproule
ASSOCIATES
LIMITED

TABLE 3

Willesden Green Non-Unit, Alberta, BR,Card,Viking

OIL 4 - 17.5% WI Group-3 Wells

17.5% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	9	25	2000	0.00	29.2	0.0	17.500	0.000	4.087	30.719	74.995	0.000	0.000	0.000	0.000
2004	12	25	2000	0.00	29.2	0.0	17.500	0.000	3.382	30.970	95.347	0.000	0.000	0.000	0.000
2005	12	25	2000	0.00	29.2	0.0	17.500	0.000	2.803	31.225	116.089	0.000	0.000	0.000	0.000
2006	12	25	2000	0.00	29.2	0.0	17.500	0.000	2.469	31.318	111.205	0.000	0.000	0.000	0.000
2007	12	25	2000	0.00	29.2	0.0	17.500	0.000	2.195	31.494	103.014	0.000	0.000	0.000	0.000
2008	12	25	2000	0.00	29.2	0.0	17.500	0.000	1.931	31.626	99.656	0.000	0.000	0.000	0.000
2009	11	25	2000	0.00	29.2	0.0	17.500	0.000	1.725	31.560	93.516	0.000	0.000	0.000	0.000

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wl-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment		Gross CL41 Investment		Gross Oth Tang Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.242	0	3.08	2.67	0.00	1.21	1.00	0.0	0	0	0	0	0	0	0
2004	0.00	0.246	0	3.14	2.71	0.00	1.23	1.01	0.0	0	0	0	0	0	0	0
2005	11.81	0.249	0	3.19	2.75	0.00	1.25	1.03	0.0	0	0	0	0	0	0	0
2006	12.05	0.253	0	3.24	2.79	0.00	1.27	1.05	0.0	0	0	0	0	0	0	0
2007	12.05	0.257	0	3.29	2.83	0.00	1.28	1.06	0.0	0	0	0	0	0	0	0
2008	12.29	0.261	0	3.33	2.88	0.00	1.30	1.08	0.0	0	0	0	0	0	0	0
2009	11.24	0.265	0	3.39	2.92	0.00	1.32	1.09	0.0	0	0	0	0	0	0	0
											0	0	0	0	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:29:03AM

TABLE 3

Willesden Green Non-Unit, Alberta, BR,Card,Viking

OIL 5 - Five wells-various WI

28.956 Avg% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	114.0	175	0	0.0	0.0	0.0	7.0	7.0	0.0
CO.INT	33.0	51	0	0.0	0.0	0.0	2.0	2.0	0.0
CO.NET	32.1	36	0	0.0	0.0	0.0	1.4	1.4	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	565	0	0	0	0	565
8.00	0	438	0	0	0	0	438
10.00	0	415	0	0	0	0	415
12.00	0	395	0	0	0	0	395
15.00	0	368	0	0	0	0	368
20.00	0	331	0	0	0	0	331

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	12	19	134	35	5	18	0	52	0	0	0	104
2004	11	17	141	39	5	19	0	69	0	0	0	97
2005	10	16	118	29	4	14	0	69	0	0	0	68
2006	10	15	111	25	4	12	0	69	0	0	0	59
2007	9	14	106	24	4	11	0	68	0	0	0	53
2008	8	13	99	22	3	10	0	68	0	0	0	45
2009	8	12	95	21	3	10	0	69	0	0	0	40
2010	7	11	89	20	3	9	0	69	0	0	0	34
2011	6	10	83	18	3	8	0	69	0	0	0	27
2012	6	9	78	17	3	8	0	69	0	0	0	21
2013	5	8	73	16	3	7	0	69	0	0	0	15
2014	3	5	4	1	0	0	0	4	0	0	0	1
Total			1129	266	41	126	0	743	2	0	0	565


Sproule
ASSOCIATES
LIMITED

TABLE 3

Willesden Green Non-Unit, Alberta, BR,Card,Viking

OIL 5 - Five wells-various WI

28.956 Avg% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003	5.0	42	11.6	3.3	3.2	40.14	18	5	4	6.75						
2004	5.0	39	14.3	4.2	4.0	33.97	22	6	4	6.05						
2005	5.0	36	13.2	3.8	3.7	30.88	20	6	4	4.87						
2006	5.0	33	12.2	3.5	3.4	31.43	19	5	4	4.56						
2007	5.0	31	11.2	3.3	3.2	32.55	17	5	3	4.71						
2008	5.0	28	10.3	3.0	2.9	33.07	16	5	3	4.76						
2009	5.0	26	9.5	2.8	2.7	34.23	15	4	3	4.95						
2010	5.0	24	8.8	2.5	2.5	34.78	14	4	3	5.03						
2011	5.0	22	8.1	2.3	2.3	35.34	12	4	3	5.12						
2012	5.0	20	7.5	2.2	2.1	35.90	11	3	2	5.22						
2013	5.0	19	6.9	2.0	2.0	36.48	11	3	2	5.31						
2014	3.0	11	0.3	0.1	0.1	37.07	1	0	0	5.40						
Total			114.0	33.0	32.1		175	51	36							

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003									0.7	0.2	0.1	26.10				
2004									0.9	0.3	0.2	19.77				
2005									0.8	0.2	0.2	16.60				
2006									0.7	0.2	0.1	17.17				
2007									0.7	0.2	0.1	18.32				
2008									0.6	0.2	0.1	18.86				
2009									0.6	0.2	0.1	20.03				
2010									0.5	0.2	0.1	20.60				
2011									0.5	0.1	0.1	21.17				
2012									0.5	0.1	0.1	21.75				
2013									0.4	0.1	0.1	22.35				
2014									0.0	0.0	0.0	22.95				
Total									7.0	2.0	1.4					


Sproule
ASSOCIATES LIMITED

2003/03/24
9:29:03AM

TABLE 3

Willesden Green Non-Unit, Alberta, BR,Card,Viking

OIL 5 - Five wells-various WI

28.956 Avg% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

FORECAST OF REVENUE BEFORE INCOME TAXES

YEAR	REVENUE						ROYALTIES							EXPENSES				
	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	134	35	5	0	0	0	19	0	0	0	1	0	52	0	0	0	104
2004	141	39	5	0	0	0	19	0	0	0	1	0	69	0	0	0	97
2005	118	29	4	0	0	0	14	0	0	0	1	0	69	0	0	0	68
2006	111	25	4	0	0	0	13	0	0	0	1	0	69	0	0	0	59
2007	106	24	4	0	0	0	12	0	0	0	1	0	68	0	0	0	53
2008	99	22	3	0	0	0	11	0	0	0	0	0	68	0	0	0	45
2009	95	21	3	0	0	0	10	0	0	0	0	0	69	0	0	0	40
2010	89	20	3	0	0	0	9	0	0	0	0	0	69	0	0	0	34
2011	83	18	3	0	0	0	9	0	0	0	0	0	69	0	0	0	27
2012	78	17	3	0	0	0	8	0	0	0	0	0	69	0	0	0	21
2013	73	16	3	0	0	0	7	0	0	0	0	0	69	0	0	0	15
2014	4	1	0	0	0	0	0	0	0	0	0	0	4	0	0	0	1
Total	1129	266	41	0	0	0	131	0	0	0	5	0	743	0	2	0	565

FORECAST OF REVENUE BEFORE INCOME TAXES

YEAR	INTANGIBLE			TANGIBLE													
	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	104	104	0	0	0	0	0	104	104
2004	0	0	0	0	0	0	0	97	201	0	0	0	0	0	97	201
2005	0	0	0	0	0	0	0	68	269	0	0	0	0	0	68	269
2006	0	0	0	0	0	0	0	59	328	0	0	0	0	0	59	328
2007	0	0	0	0	0	0	0	53	381	0	0	0	0	0	53	381
2008	0	0	0	0	0	0	0	45	427	0	0	0	0	0	45	427
2009	0	0	0	0	0	0	0	40	467	0	0	0	0	0	40	467
2010	0	0	0	0	0	0	0	34	501	0	0	0	0	0	34	501
2011	0	0	0	0	0	0	0	27	528	0	0	0	0	0	27	528
2012	0	0	0	0	0	0	0	21	549	0	0	0	0	0	21	549
2013	0	0	0	0	0	0	0	15	564	0	0	0	0	0	15	564
2014	0	0	0	0	0	0	0	1	565	0	0	0	0	0	1	565
Total	0	0	0	0	0	0	0	565	565	0	0	0	0	0	565	565


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:29:03AM

TABLE 3

Willesden Green Non-Unit, Alberta, BR,Card,Viking

OIL 5 - Five wells-various WI

28.956 Avg% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	9	25	2050	0.00	30.0	0.0	28.956	0.000	4.290	28.489	53.588	0.000	0.000	0.000	0.000
2004	12	25	2050	0.00	30.0	0.0	28.956	0.000	3.688	28.459	59.426	0.000	0.000	0.000	0.000
2005	12	25	2050	0.00	30.0	0.0	28.956	0.000	3.198	28.087	63.983	0.000	0.000	0.000	0.000
2006	12	25	2050	0.00	30.0	0.0	28.956	0.000	2.952	27.950	62.943	0.000	0.000	0.000	0.000
2007	12	25	2050	0.00	30.0	0.0	28.956	0.000	2.751	28.215	61.116	0.000	0.000	0.000	0.000
2008	12	25	2050	0.00	30.0	0.0	28.956	0.000	2.536	28.372	60.289	0.000	0.000	0.000	0.000
2009	12	25	2050	0.00	30.0	0.0	28.956	0.000	2.362	28.435	58.740	0.000	0.000	0.000	0.000
2010	12	25	2050	0.00	30.0	0.0	28.956	0.000	2.177	28.396	58.013	0.000	0.000	0.000	0.000
2011	12	25	2050	0.00	30.0	0.0	28.956	0.000	2.007	28.361	57.327	0.000	0.000	0.000	0.000
2012	12	25	2050	0.00	30.0	0.0	28.956	0.000	1.850	28.391	56.655	0.000	0.000	0.000	0.000
2013	12	25	2050	0.00	30.0	0.0	28.956	0.000	1.706	28.482	56.009	0.000	0.000	0.000	0.000
2014	1	25	2050	0.00	30.0	0.0	28.956	0.000	1.633	28.446	55.398	0.000	0.000	0.000	0.000

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wl-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment		Gross CL41 Investment		Gross Oth Tang Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.242	0	2.98	2.65	0.45	0.35	1.00	0.0	0	0	0	0	0	0	0
2004	0.00	0.246	0	3.04	2.69	0.46	0.36	1.01	0.0	0	0	0	0	0	0	0
2005	7.59	0.249	0	3.09	2.73	0.46	0.36	1.03	0.0	0	0	0	0	0	0	0
2006	7.85	0.253	0	3.14	2.77	0.47	0.37	1.05	0.0	0	0	0	0	0	0	0
2007	7.85	0.257	0	3.18	2.81	0.48	0.37	1.06	0.0	0	0	0	0	0	0	0
2008	8.10	0.261	0	3.22	2.85	0.48	0.38	1.08	0.0	0	0	0	0	0	0	0
2009	7.59	0.265	0	3.28	2.90	0.49	0.38	1.09	0.0	0	0	0	0	0	0	0
2010	7.85	0.269	0	3.33	2.94	0.50	0.39	1.11	0.0	0	0	0	0	0	0	0
2011	7.85	0.273	0	3.38	2.99	0.51	0.39	1.13	0.0	0	0	0	0	0	0	0
2012	8.10	0.277	0	3.42	3.03	0.51	0.40	1.14	0.0	0	0	0	0	0	0	0
2013	7.59	0.281	0	3.48	3.08	0.52	0.41	1.16	0.0	0	0	0	0	0	0	0
2014	43.35	0.285	0	3.47	3.12	0.53	0.41	1.18	0.0	0	0	0	0	0	0	0
											0	0	0	0	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:29:03AM

TABLE 3

Willesden Green Non-Unit, Alberta, SWS/Belly River

OIL 6 - 1-33-41-7W5&14-2-42-7W5

100% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	19.9	48	0	0.0	0.0	0.0	0.0	0.0	0.0
CO.INT	19.9	48	0	0.0	0.0	0.0	0.0	0.0	0.0
CO.NET	19.2	34	0	0.0	0.0	0.0	0.0	0.0	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	444	0	0	0	0	444
8.00	0	408	0	0	0	0	408
10.00	0	400	0	0	0	0	400
12.00	0	393	0	0	0	0	393
15.00	0	383	0	0	0	0	383
20.00	0	367	0	0	0	0	367

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	20	48	221	90	0	36	0	78	-0	0	0	197
2004	15	37	191	82	0	29	0	98	0	0	0	146
2005	11	27	128	48	0	16	0	93	0	0	0	67
2006	8	20	96	33	0	10	0	89	0	0	0	29
2007	6	16	51	18	-0	5	0	58	-0	0	0	5
Total			686	271	0	96	0	417	0	0	0	444



2003/03/24
9:29:03AM

TABLE 3

Willesden Green Non-Unit, Alberta, SWS/Belly River

OIL 6 - 1-33-41-7W5&14-2-42-7W5

100% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003	2.0	20	5.5	5.5	5.2	40.14	13	13	9	6.72						
2004	2.0	15	5.6	5.6	5.4	33.97	14	14	10	6.02						
2005	2.0	11	4.1	4.1	4.0	30.88	10	10	7	4.84						
2006	2.0	8	3.0	3.0	3.0	31.43	7	7	5	4.53						
2007	2.0	6	1.6	1.6	1.5	32.55	4	4	3	4.68						
Total			19.9	19.9	19.2		48	48	34							

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003																
2004																
2005																
2006																
2007																
Total																


Sproule
ASSOCIATES
LIMITED

TABLE 3

Willesden Green Non-Unit, Alberta, SWS/Belly River

OIL 6 - 1-33-41-7W5&14-2-42-7W5

100% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

FORECAST OF REVENUE BEFORE INCOME TAXES

YEAR	REVENUE OIL	GAS	NGL	SUL	ROY	OTHER	ROYALTIES CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	EXPENSES LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	221	90	0	0	0	0	37	0	0	0	1	0	78	0	0	0	197
2004	191	82	0	0	0	0	30	0	0	0	1	0	98	0	0	0	146
2005	128	48	0	0	0	0	17	0	0	0	1	0	93	0	0	0	67
2006	96	33	0	0	0	0	11	0	0	0	1	0	89	0	0	0	29
2007	51	18	0	0	0	0	6	0	0	0	0	0	58	0	0	0	5
Total	686	271	0	0	0	0	101	0	0	0	5	0	417	0	0	0	444

FORECAST OF REVENUE BEFORE INCOME TAXES

YEAR	INTANGIBLE CEE	CDE	COGPE	TANGIBLE CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	197	197	0	0	0	0	0	197	197
2004	0	0	0	0	0	0	0	146	342	0	0	0	0	0	146	342
2005	0	0	0	0	0	0	0	67	410	0	0	0	0	0	67	410
2006	0	0	0	0	0	0	0	29	439	0	0	0	0	0	29	439
2007	0	0	0	0	0	0	0	5	444	0	0	0	0	0	5	444
Total	0	0	0	0	0	0	0	444	444	0	0	0	0	0	444	444


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:29:03AM

TABLE 3

Willesden Green Non-Unit, Alberta, SWS/Belly River

OIL 6 - 1-33-41-7W5&14-2-42-7W5

100% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	9	25	3230	0.00	0.0	0.0	100.000	0.000	5.129	28.616	0.000	0.000	0.000	0.000	0.000
2004	12	25	3230	0.00	0.0	0.0	100.000	0.000	3.637	28.601	0.000	0.000	0.000	0.000	0.000
2005	12	25	3230	0.00	0.0	0.0	100.000	0.000	2.517	28.261	0.000	0.000	0.000	0.000	0.000
2006	12	25	3230	0.00	0.0	0.0	100.000	0.000	1.854	28.135	0.000	0.000	0.000	0.000	0.000
2007	8	25	3230	0.00	0.0	0.0	100.000	0.000	1.442	28.396	0.000	0.000	0.000	0.000	0.000

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wl-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment		Gross CL41 Investment		Gross Oth Tang Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.242	0	2.98	2.65	0.45	0.40	0.00	0.0	0	0	0	0	0	0	0
2004	0.00	0.246	0	3.04	2.69	0.46	0.41	0.00	0.0	0	0	0	0	0	0	0
2005	26.26	0.249	0	3.09	2.73	0.46	0.41	0.00	0.0	0	0	0	0	0	0	0
2006	26.46	0.253	0	3.14	2.77	0.47	0.42	0.00	0.0	0	0	0	0	0	0	0
2007	22.70	0.257	0	3.19	2.81	0.48	0.42	0.00	0.0	0	0	0	0	0	0	0
											0	0	0	0	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:31:37AM

TABLE 3

Willesden Green Non-Unit, Alberta, Cardium

OIL 7 - 4 Undrilled Locs-Twp 41-43,Rges 6&7W5

97.62% WI sub to NC

(As of April 1, 2003)

Proven Undeveloped

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	411.1	771	0	0.0	0.0	0.0	30.8	30.8	0.0
CO.INT	401.3	752	0	0.0	0.0	0.0	30.1	30.1	0.0
CO.NET	353.6	527	0	0.0	0.0	0.0	20.5	20.5	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	3417	7339	0	0	0	0	7339
8.00	3352	4080	0	0	0	0	4080
10.00	3336	3533	0	0	0	0	3533
12.00	3321	3057	0	0	0	0	3057
15.00	3299	2450	0	0	0	0	2450
20.00	3119	1657	0	0	0	0	1657

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	3417	0	-3417
2004	179	336	2231	741	97	715	0	386	5	0	0	1962
2005	152	285	1714	504	69	474	0	354	4	0	0	1456
2006	129	241	1476	399	60	360	0	326	4	0	0	1245
2007	109	204	1293	348	55	288	0	303	3	0	0	1101
2008	92	172	1111	298	48	226	0	284	3	0	0	944
2009	78	146	972	262	43	183	0	267	2	0	0	824
2010	66	123	836	225	37	146	0	253	2	0	0	697
2011	56	104	718	194	32	117	0	242	2	0	0	584
2012	47	88	617	167	28	94	0	232	1	0	0	484
2013	40	75	530	144	24	77	0	225	1	0	0	396
2014	34	63	456	124	21	63	0	218	1	0	0	319
2015	28	53	391	106	18	51	0	213	1	0	0	250
2016	24	45	336	91	16	42	0	210	1	0	0	191
2017	20	38	289	78	14	35	0	207	1	0	0	138
2018	17	32	248	67	12	29	0	204	1	0	0	93
2019	15	27	213	58	10	24	0	203	1	0	0	53
2020	12	23	183	49	9	20	0	202	0	0	0	18
2021	11	21	14	4	1	2	0	17	0	0	0	0
Total			13628	3859	595	2947	0	4347	33	3417	0	7339


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:31:37AM

TABLE 3

Willesden Green Non-Unit, Alberta, Cardium

OIL 7 - 4 Undrilled Locs-Twp 41-43,Rges 6&7W5

97.62% WI sub to NC

(As of April 1, 2003)

Proven Undeveloped

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003																
2004	4.0	184	67.3	65.7	52.2	33.97	126	123	86	6.02						
2005	4.0	156	56.9	55.5	45.9	30.88	107	104	73	4.84						
2006	4.0	132	48.1	47.0	40.0	31.43	90	88	62	4.53						
2007	4.0	111	40.7	39.7	34.7	32.55	76	74	52	4.68						
2008	4.0	94	34.4	33.6	30.0	33.07	65	63	44	4.73						
2009	4.0	80	29.1	28.4	25.8	34.23	55	53	37	4.92						
2010	4.0	67	24.6	24.0	22.2	34.78	46	45	32	5.00						
2011	4.0	57	20.8	20.3	19.0	35.34	39	38	27	5.09						
2012	4.0	48	17.6	17.2	16.2	35.90	33	32	23	5.19						
2013	4.0	41	14.9	14.5	13.9	36.48	28	27	19	5.28						
2014	4.0	34	12.6	12.3	11.8	37.07	24	23	16	5.37						
2015	4.0	29	10.6	10.4	10.0	37.65	20	19	14	5.45						
2016	4.0	25	9.0	8.8	8.5	38.24	17	16	12	5.53						
2017	4.0	21	7.6	7.4	7.3	38.83	14	14	10	5.61						
2018	4.0	18	6.4	6.3	6.2	39.43	12	12	8	5.69						
2019	4.0	15	5.4	5.3	5.2	40.04	10	10	7	5.77						
2020	4.0	13	4.6	4.5	4.4	40.67	9	8	6	5.85						
2021	4.0	11	0.4	0.3	0.3	41.30	1	1	0	5.94						
Total			411.1	401.3	353.6		771	752	527							

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003																
2004									5.0	4.9	3.3	19.77				
2005									4.3	4.2	2.8	16.60				
2006									3.6	3.5	2.4	17.17				
2007									3.1	3.0	2.0	18.32				
2008									2.6	2.5	1.7	18.86				
2009									2.2	2.1	1.4	20.03				
2010									1.8	1.8	1.2	20.60				
2011									1.6	1.5	1.0	21.17				
2012									1.3	1.3	0.9	21.75				
2013									1.1	1.1	0.7	22.35				
2014									0.9	0.9	0.6	22.94				
2015									0.8	0.8	0.5	23.53				
2016									0.7	0.7	0.4	24.13				
2017									0.6	0.6	0.4	24.74				
2018									0.5	0.5	0.3	25.36				
2019									0.4	0.4	0.3	25.98				
2020									0.3	0.3	0.2	26.62				
2021									0.0	0.0	0.0	27.27				
Total									30.8	30.1	20.5					


Sproule
ASSOCIATES
LIMITED

TABLE 3

Willesden Green Non-Unit, Alberta, Cardium

OIL 7 - 4 Undrilled Locs-Twp 41-43,Rges 6&7W5

97.62% WI sub to NC

(As of April 1, 2003)

Proven Undeveloped

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2004	2231	741	97	0	0	0	728	0	0	0	12	0	386	0	5	0	1962
2005	1714	504	69	0	0	0	485	0	0	0	11	0	354	0	4	0	1456
2006	1476	399	60	0	0	0	369	0	0	0	9	0	326	0	4	0	1245
2007	1293	348	55	0	0	0	296	0	0	0	8	0	303	0	3	0	1101
2008	1111	298	48	0	0	0	233	0	0	0	7	0	284	0	3	0	944
2009	972	262	43	0	0	0	189	0	0	0	6	0	267	0	2	0	824
2010	836	225	37	0	0	0	151	0	0	0	5	0	253	0	2	0	697
2011	718	194	32	0	0	0	121	0	0	0	4	0	242	0	2	0	584
2012	617	167	28	0	0	0	98	0	0	0	4	0	232	0	1	0	484
2013	530	144	24	0	0	0	80	0	0	0	3	0	225	0	1	0	396
2014	456	124	21	0	0	0	65	0	0	0	3	0	218	0	1	0	319
2015	391	106	18	0	0	0	54	0	0	0	2	0	213	0	1	0	250
2016	336	91	16	0	0	0	44	0	0	0	2	0	210	0	1	0	191
2017	289	78	14	0	0	0	37	0	0	0	2	0	207	0	1	0	138
2018	248	67	12	0	0	0	31	0	0	0	1	0	204	0	1	0	93
2019	213	58	10	0	0	0	26	0	0	0	1	0	203	0	1	0	53
2020	183	49	9	0	0	0	22	0	0	0	1	0	202	0	0	0	18
2021	14	4	1	0	0	0	2	0	0	0	0	0	17	0	0	0	0
Total	13628	3859	595	0	0	0	3028	0	0	0	80	0	4347	0	33	0	10756

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE												
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	2343	0	1074	0	0	3417	-3417	-3417	0	0	0	0	0	-3417	-3417
2004	0	0	0	0	0	0	0	1962	-1455	0	0	0	0	0	1962	-1455
2005	0	0	0	0	0	0	0	1456	1	0	0	0	0	0	1456	1
2006	0	0	0	0	0	0	0	1245	1247	0	0	0	0	0	1245	1247
2007	0	0	0	0	0	0	0	1101	2348	0	0	0	0	0	1101	2348
2008	0	0	0	0	0	0	0	944	3292	0	0	0	0	0	944	3292
2009	0	0	0	0	0	0	0	824	4116	0	0	0	0	0	824	4116
2010	0	0	0	0	0	0	0	697	4813	0	0	0	0	0	697	4813
2011	0	0	0	0	0	0	0	584	5397	0	0	0	0	0	584	5397
2012	0	0	0	0	0	0	0	484	5881	0	0	0	0	0	484	5881
2013	0	0	0	0	0	0	0	396	6277	0	0	0	0	0	396	6277
2014	0	0	0	0	0	0	0	319	6596	0	0	0	0	0	319	6596
2015	0	0	0	0	0	0	0	250	6846	0	0	0	0	0	250	6846
2016	0	0	0	0	0	0	0	191	7037	0	0	0	0	0	191	7037
2017	0	0	0	0	0	0	0	138	7175	0	0	0	0	0	138	7175
2018	0	0	0	0	0	0	0	93	7268	0	0	0	0	0	93	7268
2019	0	0	0	0	0	0	0	53	7321	0	0	0	0	0	53	7321
2020	0	0	0	0	0	0	0	18	7339	0	0	0	0	0	18	7339
2021	0	0	0	0	0	0	0	0	7339	0	0	0	0	0	0	7339
Total	0	2343	0	1074	0	0	3417	7339	7339	0	0	0	0	0	7339	7339


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:31:37AM

TABLE 3

Willesden Green Non-Unit, Alberta, Cardium

OIL 7 - 4 Undrilled Locs-Twp 41-43,Rges 6&7W5

97.62% WI sub to NC

(As of April 1, 2003)

Proven Undeveloped

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	0	0	0	0.00	0.0	0.0	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2004	12	25	2500	0.00	30.0	0.0	97.620	0.000	20.538	28.601	59.426	0.000	0.000	0.000	0.000
2005	12	25	2500	0.00	30.0	0.0	97.620	0.000	17.387	28.261	63.983	0.000	0.000	0.000	0.000
2006	12	25	2500	0.00	30.0	0.0	97.620	0.000	14.813	28.135	62.943	0.000	0.000	0.000	0.000
2007	12	25	2500	0.00	30.0	0.0	97.620	0.000	12.667	28.396	61.116	0.000	0.000	0.000	0.000
2008	12	25	2500	0.00	30.0	0.0	97.620	0.000	10.715	28.551	60.289	0.000	0.000	0.000	0.000
2009	12	25	2500	0.00	30.0	0.0	97.620	0.000	9.158	28.609	58.740	0.000	0.000	0.000	0.000
2010	12	25	2500	0.00	30.0	0.0	97.620	0.000	7.747	28.567	58.013	0.000	0.000	0.000	0.000
2011	12	25	2500	0.00	30.0	0.0	97.620	0.000	6.554	28.528	57.327	0.000	0.000	0.000	0.000
2012	12	25	2500	0.00	30.0	0.0	97.620	0.000	5.544	28.555	56.655	0.000	0.000	0.000	0.000
2013	12	25	2500	0.00	30.0	0.0	97.620	0.000	4.690	28.644	56.009	0.000	0.000	0.000	0.000
2014	12	25	2500	0.00	30.0	0.0	97.620	0.000	3.968	28.604	55.398	0.000	0.000	0.000	0.000
2015	12	25	2500	0.00	30.0	0.0	97.620	0.000	3.356	28.624	54.819	0.000	0.000	0.000	0.000
2016	12	25	2500	0.00	30.0	0.0	97.620	0.000	2.838	28.644	54.260	0.000	0.000	0.000	0.000
2017	12	25	2500	0.00	30.0	0.0	97.620	0.000	2.400	28.663	53.721	0.000	0.000	0.000	0.000
2018	12	25	2500	0.00	30.0	0.0	97.620	0.000	2.030	28.682	53.199	0.000	0.000	0.000	0.000
2019	12	25	2500	0.00	30.0	0.0	97.620	0.000	1.717	28.700	52.696	0.000	0.000	0.000	0.000
2020	12	25	2500	0.00	30.0	0.0	97.620	0.000	1.452	28.719	52.209	0.000	0.000	0.000	0.000
2021	1	25	2500	0.00	30.0	0.0	97.620	0.000	1.322	28.737	51.738	0.000	0.000	0.000	0.000

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wl-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment		Gross CL41 Investment		Gross Oth Tang Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.000	0	0.00	0.00	0.00	0.00	0.00	0.0	0	2400	2400	1100	1100	0	0
2004	0.00	0.246	0	3.04	2.69	0.00	0.41	1.02	0.0	0	0	0	0	0	0	0
2005	15.19	0.249	0	3.09	2.73	0.00	0.41	1.03	0.0	0	0	0	0	0	0	0
2006	15.43	0.253	0	3.14	2.77	0.00	0.42	1.05	0.0	0	0	0	0	0	0	0
2007	15.43	0.257	0	3.18	2.81	0.00	0.42	1.06	0.0	0	0	0	0	0	0	0
2008	15.66	0.261	0	3.22	2.85	0.00	0.43	1.08	0.0	0	0	0	0	0	0	0
2009	15.19	0.265	0	3.28	2.90	0.00	0.44	1.09	0.0	0	0	0	0	0	0	0
2010	15.43	0.269	0	3.33	2.94	0.00	0.44	1.11	0.0	0	0	0	0	0	0	0
2011	15.43	0.273	0	3.38	2.99	0.00	0.45	1.13	0.0	0	0	0	0	0	0	0
2012	15.66	0.277	0	3.42	3.03	0.00	0.46	1.14	0.0	0	0	0	0	0	0	0
2013	15.19	0.281	0	3.48	3.08	0.00	0.46	1.16	0.0	0	0	0	0	0	0	0
2014	15.43	0.285	0	3.53	3.12	0.00	0.47	1.18	0.0	0	0	0	0	0	0	0
2015	15.43	0.289	0	3.58	3.17	0.00	0.48	1.20	0.0	0	0	0	0	0	0	0
2016	15.66	0.294	0	3.63	3.22	0.00	0.49	1.21	0.0	0	0	0	0	0	0	0
2017	15.19	0.298	0	3.69	3.26	0.00	0.49	1.23	0.0	0	0	0	0	0	0	0
2018	15.43	0.303	0	3.75	3.31	0.00	0.50	1.25	0.0	0	0	0	0	0	0	0
2019	15.43	0.307	0	3.80	3.36	0.00	0.51	1.27	0.0	0	0	0	0	0	0	0
2020	15.66	0.312	0	3.85	3.41	0.00	0.52	1.29	0.0	0	0	0	0	0	0	0
2021	10.30	0.316	0	3.85	3.46	0.00	0.52	1.31	0.0	0	0	0	0	0	0	0
											2,400	2,400	1100	1,100	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000


Sproule
ASSOCIATES LIMITED

2003/03/24
9:32:17AM

TABLE 3

Willesden Green Non-Unit, Alberta, Cardium

OIL 8 - Locs 02-01 & 02-11-043-09 W5

43.636 Avg% WI sub to NC

(As of April 1, 2003)

Probable Developed

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	77.0	144	0	0.0	0.0	0.0	5.8	5.8	0.0
CO.INT	33.6	63	0	0.0	0.0	0.0	2.5	2.5	0.0
CO.NET	31.4	56	0	0.0	0.0	0.0	1.7	1.7	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	869	0	0	0	0	869
8.00	0	667	0	0	0	0	667
10.00	0	628	0	0	0	0	628
12.00	0	594	0	0	0	0	594
15.00	0	548	0	0	0	0	548
20.00	0	484	0	0	0	0	484

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	0	0	0
2004	20	37	244	81	11	43	0	59	1	0	0	234
2005	16	30	180	53	7	26	0	54	0	0	0	160
2006	13	24	149	40	6	18	0	51	0	0	0	126
2007	11	20	125	34	5	13	0	48	0	0	0	102
2008	9	16	103	28	4	10	0	46	0	0	0	79
2009	7	13	87	23	4	7	0	44	0	0	0	62
2010	6	11	71	19	3	5	0	43	0	0	0	45
2011	5	9	59	16	3	4	0	42	0	0	0	31
2012	4	7	49	13	2	3	0	42	0	0	0	19
2013	3	6	40	11	2	2	0	41	0	0	0	9
2014	3	5	6	2	0	0	0	7	0	0	0	1
Total			1113	320	48	132	0	477	3	0	0	869


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:32:17AM

TABLE 3

Willesden Green Non-Unit, Alberta, Cardium

OIL 8 - Locs 02-01 & 02-11-043-09 W5

43.636 Avg% WI sub to NC

(As of April 1, 2003)

Probable Developed

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003																
2004	2.0	45	16.5	7.2	6.4	33.97	31	13	12	6.02						
2005	2.0	37	13.4	5.8	5.4	30.88	25	11	10	4.84						
2006	2.0	30	10.9	4.7	4.4	31.43	20	9	8	4.53						
2007	2.0	24	8.8	3.8	3.6	32.55	17	7	7	4.68						
2008	2.0	20	7.2	3.1	3.0	33.07	13	6	5	4.73						
2009	2.0	16	5.8	2.5	2.4	34.23	11	5	4	4.92						
2010	2.0	13	4.7	2.1	2.0	34.78	9	4	4	5.00						
2011	2.0	10	3.8	1.7	1.6	35.34	7	3	3	5.09						
2012	2.0	8	3.1	1.4	1.3	35.90	6	3	2	5.19						
2013	2.0	7	2.5	1.1	1.1	36.48	5	2	2	5.28						
2014	1.9	6	0.4	0.2	0.2	37.07	1	0	0	5.37						
Total			77.0	33.6	31.4		144	63	56							

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003																
2004									1.2	0.5	0.4	19.77				
2005									1.0	0.4	0.3	16.60				
2006									0.8	0.4	0.2	17.17				
2007									0.7	0.3	0.2	18.32				
2008									0.5	0.2	0.2	18.86				
2009									0.4	0.2	0.1	20.03				
2010									0.4	0.2	0.1	20.60				
2011									0.3	0.1	0.1	21.17				
2012									0.2	0.1	0.1	21.75				
2013									0.2	0.1	0.1	22.35				
2014									0.0	0.0	0.0	22.94				
Total									5.8	2.5	1.7					


Sproule
ASSOCIATES LIMITED

TABLE 3

Willesden Green Non-Unit, Alberta, Cardium

OIL 8 - Locs 02-01 & 02-11-043-09 W5

43.636 Avg% WI sub to NC

(As of April 1, 2003)

Probable Developed

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2004	244	81	11	0	0	0	43	0	0	0	0	0	59	0	1	0	234
2005	180	53	7	0	0	0	26	0	0	0	0	0	54	0	0	0	160
2006	149	40	6	0	0	0	18	0	0	0	0	0	51	0	0	0	126
2007	125	34	5	0	0	0	13	0	0	0	0	0	48	0	0	0	102
2008	103	28	4	0	0	0	10	0	0	0	0	0	46	0	0	0	79
2009	87	23	4	0	0	0	7	0	0	0	0	0	44	0	0	0	62
2010	71	19	3	0	0	0	5	0	0	0	0	0	43	0	0	0	45
2011	59	16	3	0	0	0	4	0	0	0	0	0	42	0	0	0	31
2012	49	13	2	0	0	0	3	0	0	0	0	0	42	0	0	0	19
2013	40	11	2	0	0	0	2	0	0	0	0	0	41	0	0	0	9
2014	6	2	0	0	0	0	0	0	0	0	0	0	7	0	0	0	1
Total	1113	320	48	0	0	0	132	0	0	0	0	0	477	0	3	0	869

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE												
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2004	0	0	0	0	0	0	0	234	234	0	0	0	0	0	234	234
2005	0	0	0	0	0	0	0	160	394	0	0	0	0	0	160	394
2006	0	0	0	0	0	0	0	126	520	0	0	0	0	0	126	520
2007	0	0	0	0	0	0	0	102	623	0	0	0	0	0	102	623
2008	0	0	0	0	0	0	0	79	702	0	0	0	0	0	79	702
2009	0	0	0	0	0	0	0	62	764	0	0	0	0	0	62	764
2010	0	0	0	0	0	0	0	45	809	0	0	0	0	0	45	809
2011	0	0	0	0	0	0	0	31	840	0	0	0	0	0	31	840
2012	0	0	0	0	0	0	0	19	859	0	0	0	0	0	19	859
2013	0	0	0	0	0	0	0	9	869	0	0	0	0	0	9	869
2014	0	0	0	0	0	0	0	1	869	0	0	0	0	0	1	869
Total	0	0	0	0	0	0	0	869	869	0	0	0	0	0	869	869


Sproule
ASSOCIATED
LIMITED

TABLE 3

Willesden Green Non-Unit, Alberta, Cardium

OIL 8 - Locs 02-01 & 02-11-043-09 W5

43.636 Avg% WI sub to NC

(As of April 1, 2003)

Probable Developed

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	0	0	0	0.00	0.0	0.0	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2004	12	25	2500	0.00	30.0	0.0	43.636	0.000	10.768	12.902	59.426	0.000	0.000	0.000	0.000
2005	12	25	2500	0.00	30.0	0.0	43.636	0.000	8.237	11.384	63.983	0.000	0.000	0.000	0.000
2006	12	25	2500	0.00	30.0	0.0	43.636	0.000	6.695	10.167	62.943	0.000	0.000	0.000	0.000
2007	12	25	2500	0.00	30.0	0.0	43.636	0.000	5.494	9.276	61.116	0.000	0.000	0.000	0.000
2008	12	25	2500	0.00	30.0	0.0	43.636	0.000	4.460	8.491	60.289	0.000	0.000	0.000	0.000
2009	12	25	2500	0.00	30.0	0.0	43.636	0.000	3.658	7.839	58.740	0.000	0.000	0.000	0.000
2010	12	25	2500	0.00	30.0	0.0	43.636	0.000	2.970	7.266	58.013	0.000	0.000	0.000	0.000
2011	12	25	2500	0.00	30.0	0.0	43.636	0.000	2.411	6.795	57.327	0.000	0.000	0.000	0.000
2012	12	25	2500	0.00	30.0	0.0	43.636	0.000	1.957	6.418	56.655	0.000	0.000	0.000	0.000
2013	12	25	2500	0.00	30.0	0.0	43.636	0.000	1.589	6.134	56.009	0.000	0.000	0.000	0.000
2014	2	25	2500	0.00	30.0	0.0	43.636	0.000	1.401	5.943	55.398	0.000	0.000	0.000	0.000

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wl-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment		Gross CL41 Investment		Gross Oth Tang Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.000	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2004	0.00	0.000	0	3.04	2.69	0.00	0.41	1.01	0.0	0	0	0	0	0	0	0
2005	18.61	0.000	0	3.09	2.73	0.00	0.41	1.03	0.0	0	0	0	0	0	0	0
2006	18.84	0.000	0	3.14	2.77	0.00	0.42	1.05	0.0	0	0	0	0	0	0	0
2007	18.84	0.000	0	3.18	2.81	0.00	0.42	1.06	0.0	0	0	0	0	0	0	0
2008	19.06	0.000	0	3.22	2.85	0.00	0.43	1.08	0.0	0	0	0	0	0	0	0
2009	18.61	0.000	0	3.28	2.90	0.00	0.44	1.09	0.0	0	0	0	0	0	0	0
2010	18.84	0.000	0	3.33	2.94	0.00	0.44	1.11	0.0	0	0	0	0	0	0	0
2011	18.84	0.000	0	3.38	2.99	0.00	0.45	1.13	0.0	0	0	0	0	0	0	0
2012	19.06	0.000	0	3.42	3.03	0.00	0.46	1.14	0.0	0	0	0	0	0	0	0
2013	18.61	0.000	0	3.48	3.08	0.00	0.46	1.16	0.0	0	0	0	0	0	0	0
2014	13.21	0.000	0	3.63	3.12	0.00	0.47	1.18	0.0	0	0	0	0	0	0	0
											0	0	0	0	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:33:53AM

TABLE 3

Willesden Green Non-Unit, Alberta, Cardium

OIL 9 - 3 Undrilled Locs-Twp 41-42, Rge 7W5

75% WI sub to NC

(As of April 1, 2003)

Probable Undeveloped

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	133.1	250	0	0.0	0.0	0.0	10.0	10.0	0.0
CO.INT	99.8	187	0	0.0	0.0	0.0	7.5	7.5	0.0
CO.NET	91.1	131	0	0.0	0.0	0.0	5.1	5.1	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	1998	501	0	0	0	0	501
8.00	1815	78	0	0	0	0	78
10.00	1774	3	0	0	0	0	3
12.00	1734	-61	0	0	0	0	-61
15.00	1678	-144	0	0	0	0	-144
20.00	1520	-250	0	0	0	0	-250

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	0	0	0
2004	37	69	458	152	20	123	0	97	1	1998	0	-1590
2005	61	114	686	202	28	153	0	177	2	0	0	584
2006	47	88	538	145	22	101	0	158	1	0	0	445
2007	36	68	429	116	18	72	0	143	1	0	0	347
2008	28	52	336	90	14	51	0	132	1	0	0	257
2009	21	40	268	72	12	38	0	124	1	0	0	190
2010	17	31	210	57	9	27	0	117	1	0	0	131
2011	13	24	164	44	7	20	0	113	0	0	0	83
2012	10	18	129	35	6	15	0	109	0	0	0	45
2013	7	13	56	15	3	6	0	56	0	0	0	11
Total			3275	928	139	608	0	1228	8	1998	0	501



2003/03/24
9:33:53AM

TABLE 3

Willesden Green Non-Unit, Alberta, Cardium

OIL 9 - 3 Undrilled Locs-Twp 41-42, Rge 7W5

75% WI sub to NC

(As of April 1, 2003)

Probable Undeveloped

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003																
2004	1.5	49	18.0	13.5	11.4	33.97	34	25	18	6.02						
2005	3.0	81	29.6	22.2	19.5	30.88	56	42	29	4.84						
2006	3.0	63	22.8	17.1	15.5	31.43	43	32	22	4.53						
2007	3.0	48	17.6	13.2	12.2	32.55	33	25	17	4.68						
2008	3.0	37	13.6	10.2	9.6	33.07	25	19	13	4.73						
2009	3.0	29	10.4	7.8	7.5	34.23	20	15	10	4.92						
2010	3.0	22	8.0	6.0	5.8	34.78	15	11	8	5.00						
2011	3.0	17	6.2	4.7	4.5	35.34	12	9	6	5.09						
2012	3.0	13	4.8	3.6	3.5	35.90	9	7	5	5.19						
2013	2.7	10	2.0	1.5	1.5	36.48	4	3	2	5.28						
Total			133.1	99.8	91.1		250	187	131							

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003																
2004									1.3	1.0	0.7	19.77				
2005									2.2	1.7	1.1	16.60				
2006									1.7	1.3	0.9	17.17				
2007									1.3	1.0	0.7	18.32				
2008									1.0	0.8	0.5	18.86				
2009									0.8	0.6	0.4	20.03				
2010									0.6	0.5	0.3	20.60				
2011									0.5	0.3	0.2	21.17				
2012									0.4	0.3	0.2	21.75				
2013									0.2	0.1	0.1	22.35				
Total									10.0	7.5	5.1					



2003/03/24
9:33:53AM

TABLE 3

Willesden Green Non-Unit, Alberta, Cardium

OIL 9 - 3 Undrilled Locs-Twp 41-42, Rge 7W5

75% WI sub to NC

(As of April 1, 2003)

Probable Undeveloped

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2004	458	152	20	0	0	0	126	0	0	0	3	0	97	0	1	0	408
2005	686	202	28	0	0	0	157	0	0	0	4	0	177	0	2	0	584
2006	538	145	22	0	0	0	105	0	0	0	3	0	158	0	1	0	445
2007	429	116	18	0	0	0	75	0	0	0	3	0	143	0	1	0	347
2008	336	90	14	0	0	0	53	0	0	0	2	0	132	0	1	0	257
2009	268	72	12	0	0	0	39	0	0	0	2	0	124	0	1	0	190
2010	210	57	9	0	0	0	29	0	0	0	1	0	117	0	1	0	131
2011	164	44	7	0	0	0	21	0	0	0	1	0	113	0	0	0	83
2012	129	35	6	0	0	0	16	0	0	0	1	0	109	0	0	0	45
2013	56	15	3	0	0	0	7	0	0	0	0	0	56	0	0	0	11
Total	3275	928	139	0	0	0	627	0	0	0	20	0	1228	0	8	0	2459

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE												
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2004	0	1370	0	628	0	0	1998	-1590	-1590	0	0	0	0	0	-1590	-1590
2005	0	0	0	0	0	0	0	584	-1006	0	0	0	0	0	584	-1006
2006	0	0	0	0	0	0	0	445	-561	0	0	0	0	0	445	-561
2007	0	0	0	0	0	0	0	347	-215	0	0	0	0	0	347	-215
2008	0	0	0	0	0	0	0	257	42	0	0	0	0	0	257	42
2009	0	0	0	0	0	0	0	190	232	0	0	0	0	0	190	232
2010	0	0	0	0	0	0	0	131	363	0	0	0	0	0	131	363
2011	0	0	0	0	0	0	0	83	446	0	0	0	0	0	83	446
2012	0	0	0	0	0	0	0	45	490	0	0	0	0	0	45	490
2013	0	0	0	0	0	0	0	11	501	0	0	0	0	0	11	501
Total	0	1370	0	628	0	0	1998	501	501	0	0	0	0	0	501	501


Sproule
ASSOCIATES
LIMITED

TABLE 3

Willesden Green Non-Unit, Alberta, Cardium

OIL 9 - 3 Undrilled Locs-Twp 41-42, Rge 7W5

75% WI sub to NC

(As of April 1, 2003)

Probable Undeveloped

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	0	0	0	0.00	0.0	0.0	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2004	12	25	2500	0.00	30.0	0.0	75.000	0.000	15.415	28.601	59.426	0.000	0.000	0.000	0.000
2005	12	25	2500	0.00	30.0	0.0	75.000	0.000	12.006	28.261	63.983	0.000	0.000	0.000	0.000
2006	12	25	2500	0.00	30.0	0.0	75.000	0.000	9.264	28.135	62.943	0.000	0.000	0.000	0.000
2007	12	25	2500	0.00	30.0	0.0	75.000	0.000	7.220	28.396	61.116	0.000	0.000	0.000	0.000
2008	12	25	2500	0.00	30.0	0.0	75.000	0.000	5.564	28.551	60.289	0.000	0.000	0.000	0.000
2009	12	25	2500	0.00	30.0	0.0	75.000	0.000	4.334	28.609	58.740	0.000	0.000	0.000	0.000
2010	12	25	2500	0.00	30.0	0.0	75.000	0.000	3.340	28.567	58.013	0.000	0.000	0.000	0.000
2011	12	25	2500	0.00	30.0	0.0	75.000	0.000	2.574	28.528	57.327	0.000	0.000	0.000	0.000
2012	12	25	2500	0.00	30.0	0.0	75.000	0.000	1.984	28.555	56.655	0.000	0.000	0.000	0.000
2013	7	25	2500	0.00	30.0	0.0	75.000	0.000	1.618	28.644	56.009	0.000	0.000	0.000	0.000

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp w/-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment		Gross CL41 Investment		Gross Oth Tang Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.000	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2004	0.00	0.246	0	3.02	2.69	0.46	0.41	1.01	0.0	0	1800	1827	825	837	0	0
2005	0.00	0.249	0	3.09	2.73	0.46	0.41	1.03	0.0	0	0	0	0	0	0	0
2006	22.95	0.253	0	3.14	2.77	0.47	0.42	1.05	0.0	0	0	0	0	0	0	0
2007	22.95	0.257	0	3.18	2.81	0.48	0.42	1.06	0.0	0	0	0	0	0	0	0
2008	23.16	0.261	0	3.22	2.85	0.48	0.43	1.08	0.0	0	0	0	0	0	0	0
2009	22.74	0.265	0	3.28	2.90	0.49	0.44	1.09	0.0	0	0	0	0	0	0	0
2010	22.95	0.269	0	3.33	2.94	0.50	0.44	1.11	0.0	0	0	0	0	0	0	0
2011	22.95	0.273	0	3.38	2.99	0.51	0.45	1.13	0.0	0	0	0	0	0	0	0
2012	23.16	0.277	0	3.42	3.03	0.51	0.46	1.14	0.0	0	0	0	0	0	0	0
2013	26.61	0.281	0	3.50	3.08	0.52	0.46	1.16	0.0	0	0	0	0	0	0	0
											1,800	1,827	825	837	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000


Sproule
ASSOCIATES LIMITED

TABLE 3

Willesden Green Non-Unit, Alberta, Ostracod/Ellerslie

OIL 10 - Loc 16-11-042-07W5

100% WI sub to NC

(As of April 1, 2003)

Probable Undeveloped

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	49.1	37	0	0.0	0.0	0.0	0.0	0.0	0.0
CO.INT	49.1	37	0	0.0	0.0	0.0	0.0	0.0	0.0
CO.NET	44.7	26	0	0.0	0.0	0.0	0.0	0.0	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	711	350	0	0	0	0	350
8.00	645	143	0	0	0	0	143
10.00	631	107	0	0	0	0	107
12.00	617	75	0	0	0	0	75
15.00	597	35	0	0	0	0	35
20.00	540	-18	0	0	0	0	-18

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	0	0	0
2004	16	12	205	27	0	39	0	40	0	711	0	-557
2005	28	21	314	37	-0	48	0	74	0	0	0	229
2006	22	17	254	27	0	32	0	67	-0	0	0	182
2007	18	13	209	22	-0	22	0	62	0	0	0	147
2008	14	10	168	18	0	15	0	58	0	0	0	113
2009	11	8	138	15	0	11	0	55	-0	0	0	88
2010	9	7	112	12	-0	8	0	52	-0	0	0	64
2011	7	5	90	10	-0	5	0	51	0	0	0	44
2012	6	4	73	8	0	4	0	49	0	0	0	27
2013	4	3	54	6	-0	3	0	44	-0	0	0	13
Total			1617	183	0	188	0	552	0	711	0	350


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:33:53AM

TABLE 3

Willesden Green Non-Unit, Alberta, Ostracod/Ellerslie

OIL 10 - Loc 16-11-042-07W5

100% WI sub to NC

(As of April 1, 2003)

Probable Undeveloped

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003																
2004	0.5	16	6.0	6.0	5.1	33.97	5	5	3	6.02						
2005	1.0	28	10.2	10.2	8.9	30.88	8	8	5	4.84						
2006	1.0	22	8.1	8.1	7.3	31.43	6	6	4	4.53						
2007	1.0	18	6.4	6.4	5.9	32.55	5	5	3	4.68						
2008	1.0	14	5.1	5.1	4.8	33.07	4	4	3	4.73						
2009	1.0	11	4.0	4.0	3.8	34.23	3	3	2	4.92						
2010	1.0	9	3.2	3.2	3.1	34.78	2	2	2	5.00						
2011	1.0	7	2.6	2.6	2.5	35.34	2	2	1	5.09						
2012	1.0	6	2.0	2.0	2.0	35.90	2	2	1	5.19						
2013	1.0	4	1.5	1.5	1.4	36.48	1	1	1	5.28						
Total			49.1	49.1	44.7		37	37	26							

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003																
2004																
2005																
2006																
2007																
2008																
2009																
2010																
2011																
2012																
2013																
Total																


Sproule
ASSOCIATES
LIMITED

TABLE 3

Willesden Green Non-Unit, Alberta, Ostracod/Ellerslie

OIL 10 - Loc 16-11-042-07W5

100% WI sub to NC

(As of April 1, 2003)

Probable Undeveloped

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES					
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2004	205	27	0	0	0	0	40	0	0	0	0	0	40	0	0	0	153
2005	314	37	0	0	0	0	49	0	0	0	1	0	74	0	0	0	229
2006	254	27	0	0	0	0	33	0	0	0	1	0	67	0	0	0	182
2007	209	22	0	0	0	0	23	0	0	0	0	0	62	0	0	0	147
2008	168	18	0	0	0	0	16	0	0	0	0	0	58	0	0	0	113
2009	138	15	0	0	0	0	11	0	0	0	0	0	55	0	0	0	88
2010	112	12	0	0	0	0	8	0	0	0	0	0	52	0	0	0	64
2011	90	10	0	0	0	0	6	0	0	0	0	0	51	0	0	0	44
2012	73	8	0	0	0	0	4	0	0	0	0	0	49	0	0	0	27
2013	54	6	0	0	0	0	3	0	0	0	0	0	44	0	0	0	13
Total	1617	183	0	0	0	0	192	0	0	0	4	0	552	0	0	0	1060

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE												
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2004	0	508	0	203	0	0	711	-557	-557	0	0	0	0	0	-557	-557
2005	0	0	0	0	0	0	0	229	-328	0	0	0	0	0	229	-328
2006	0	0	0	0	0	0	0	182	-146	0	0	0	0	0	182	-146
2007	0	0	0	0	0	0	0	147	1	0	0	0	0	0	147	1
2008	0	0	0	0	0	0	0	113	114	0	0	0	0	0	113	114
2009	0	0	0	0	0	0	0	88	202	0	0	0	0	0	88	202
2010	0	0	0	0	0	0	0	64	265	0	0	0	0	0	64	265
2011	0	0	0	0	0	0	0	44	309	0	0	0	0	0	44	309
2012	0	0	0	0	0	0	0	27	336	0	0	0	0	0	27	336
2013	0	0	0	0	0	0	0	13	350	0	0	0	0	0	13	350
Total	0	508	0	203	0	0	711	350	350	0	0	0	0	0	350	350


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:33:53AM

TABLE 3

Willesden Green Non-Unit, Alberta, Ostracod/Ellerslie

OIL 10 - Loc 15-11-042-07W5

100% WI sub to NC

(As of April 1, 2003)

Probable Undeveloped

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	0	0	0	0.00	0.0	0.0	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2004	12	25	1000	0.00	0.0	0.0	100.000	0.000	15.525	28.601	0.000	0.000	0.000	0.000	0.000
2005	12	25	1000	0.00	0.0	0.0	100.000	0.000	12.350	28.261	0.000	0.000	0.000	0.000	0.000
2006	12	25	1000	0.00	0.0	0.0	100.000	0.000	9.821	28.135	0.000	0.000	0.000	0.000	0.000
2007	12	25	1000	0.00	0.0	0.0	100.000	0.000	7.887	28.396	0.000	0.000	0.000	0.000	0.000
2008	12	25	1000	0.00	0.0	0.0	100.000	0.000	6.264	28.551	0.000	0.000	0.000	0.000	0.000
2009	12	25	1000	0.00	0.0	0.0	100.000	0.000	5.028	28.609	0.000	0.000	0.000	0.000	0.000
2010	12	25	1000	0.00	0.0	0.0	100.000	0.000	3.993	28.567	0.000	0.000	0.000	0.000	0.000
2011	12	25	1000	0.00	0.0	0.0	100.000	0.000	3.172	28.528	0.000	0.000	0.000	0.000	0.000
2012	12	25	1000	0.00	0.0	0.0	100.000	0.000	2.519	28.555	0.000	0.000	0.000	0.000	0.000
2013	11	25	1000	0.00	0.0	0.0	100.000	0.000	2.021	28.644	0.000	0.000	0.000	0.000	0.000

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wi-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment		Gross CL41 Investment		Gross Oth Tang Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.000	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2004	0.00	0.246	0	3.02	2.69	0.46	0.41	0.00	0.0	0	500	508	200	203	0	0
2005	0.00	0.249	0	3.09	2.73	0.46	0.41	0.00	0.0	0	0	0	0	0	0	0
2006	20.59	0.253	0	3.14	2.77	0.47	0.42	0.00	0.0	0	0	0	0	0	0	0
2007	20.59	0.257	0	3.18	2.81	0.48	0.42	0.00	0.0	0	0	0	0	0	0	0
2008	20.81	0.261	0	3.22	2.85	0.48	0.43	0.00	0.0	0	0	0	0	0	0	0
2009	20.38	0.265	0	3.28	2.90	0.49	0.44	0.00	0.0	0	0	0	0	0	0	0
2010	20.59	0.269	0	3.33	2.94	0.50	0.44	0.00	0.0	0	0	0	0	0	0	0
2011	20.59	0.273	0	3.38	2.99	0.51	0.45	0.00	0.0	0	0	0	0	0	0	0
2012	20.81	0.277	0	3.42	3.03	0.51	0.46	0.00	0.0	0	0	0	0	0	0	0
2013	20.39	0.281	0	3.49	3.08	0.52	0.46	0.00	0.0	0	0	0	0	0	0	0
											500	508	200	203	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000



2003/03/24
9:29:03AM

TABLE 3

Willesden Green Non-Unit, Alberta, Various

GAS 1 - 100% WI Group 5 Wells

100% WI sub to NC + 0.15 Gorr

(As of April 1, 2003)

Proven Developed Producing

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	0.0	0	3380	0.0	0.0	0.0	146.5	146.5	0.0
CO.INT	0.0	0	3380	0.0	0.0	0.0	146.5	146.5	0.0
CO.NET	0.0	0	2844	0.0	0.0	0.0	99.2	99.2	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	11606	0	0	0	0	11606
8.00	0	7921	0	0	0	0	7921
10.00	0	7336	0	0	0	0	7336
12.00	0	6835	0	0	0	0	6835
15.00	0	6208	0	0	0	0	6208
20.00	0	5409	0	0	0	0	5409

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	1036	0	1925	325	530	3	254	12	0	0	1450
2004	0	962	0	2131	306	555	4	334	16	0	0	1527
2005	0	885	0	1575	236	405	3	329	14	0	0	1060
2006	0	811	0	1349	223	344	2	323	13	0	0	889
2007	0	743	0	1277	218	319	2	319	12	0	0	843
2008	0	679	0	1185	206	288	2	315	12	0	0	774
2009	0	625	0	1129	200	266	2	312	11	0	0	738
2010	0	572	0	1052	189	241	2	309	10	0	0	679
2011	0	525	0	982	178	218	2	307	9	0	0	624
2012	0	480	0	917	167	198	2	305	9	0	0	571
2013	0	441	0	854	158	180	1	303	8	0	0	519
2014	0	404	0	798	148	164	1	302	8	0	0	471
2015	0	370	0	742	139	149	1	301	7	0	0	423
2016	0	339	0	689	131	135	1	301	7	0	0	377
2017	0	311	0	641	123	123	1	301	6	0	0	333
2018	0	285	0	596	116	112	1	301	6	0	0	291
2019	0	218	0	75	15	14	0	40	1	0	0	35
Total			0	17917	3077	4241	30	4956	160	0	0	11606



Sproule
ASSOCIATES
LIMITED

2003/03/24
9:29:03AM

TABLE 3

Willesden Green Non-Unit, Alberta, Various

GAS 1 - 100% WI Group 5 Wells

100% WI sub to NC + 0.15 Gorr

(As of April 1, 2003)

Proven Developed Producing

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003											5.0	1036	285	285	226	6.75
2004											5.0	962	352	352	283	6.05
2005											5.0	885	323	323	262	4.87
2006											5.0	811	296	296	243	4.56
2007											5.0	743	271	271	225	4.71
2008											5.0	679	249	249	209	4.76
2009											5.0	625	228	228	193	4.95
2010											5.0	572	209	209	178	5.03
2011											5.0	525	192	192	165	5.12
2012											5.0	480	176	176	152	5.22
2013											5.0	441	161	161	141	5.31
2014											5.0	404	148	148	130	5.40
2015											5.0	370	135	135	120	5.48
2016											5.0	339	124	124	110	5.56
2017											5.0	311	114	114	102	5.64
2018											5.0	285	104	104	94	5.72
2019											4.0	218	13	13	12	5.80
Total													3380	3380	2844	

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003									12.4	12.4	8.3	26.33				
2004									15.3	15.3	10.3	20.00				
2005									14.0	14.0	9.5	16.83				
2006									12.8	12.8	8.7	17.40				
2007									11.8	11.8	8.0	18.55				
2008									10.8	10.8	7.3	19.09				
2009									9.9	9.9	6.7	20.26				
2010									9.1	9.1	6.1	20.83				
2011									8.3	8.3	5.6	21.40				
2012									7.6	7.6	5.2	21.98				
2013									7.0	7.0	4.7	22.58				
2014									6.4	6.4	4.3	23.17				
2015									5.9	5.9	4.0	23.76				
2016									5.4	5.4	3.6	24.36				
2017									4.9	4.9	3.3	24.97				
2018									4.5	4.5	3.1	25.59				
2019									0.6	0.6	0.4	26.21				
Total									146.5	146.5	99.2					


Sproule
ASSOCIATES
LIMITED

TABLE 3

Willesden Green Non-Unit, Alberta, Various

GAS 1 - 100% WI Group 5 Wells

100% WI sub to NC + 0.15 Gorr

(As of April 1, 2003)

Proven Developed Producing

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	1925	325	0	0	0	548	0	3	0	18	0	254	0	12	0	1450
2004	0	2131	306	0	0	0	577	0	4	0	22	0	334	0	16	0	1527
2005	0	1575	236	0	0	0	425	0	3	0	20	0	329	0	14	0	1060
2006	0	1349	223	0	0	0	362	0	2	0	18	0	323	0	13	0	889
2007	0	1277	218	0	0	0	335	0	2	0	16	0	319	0	12	0	843
2008	0	1185	206	0	0	0	302	0	2	0	15	0	315	0	12	0	774
2009	0	1129	200	0	0	0	279	0	2	0	13	0	312	0	11	0	738
2010	0	1052	189	0	0	0	253	0	2	0	12	0	309	0	10	0	679
2011	0	982	178	0	0	0	229	0	2	0	11	0	307	0	9	0	624
2012	0	917	167	0	0	0	208	0	2	0	10	0	305	0	9	0	571
2013	0	854	158	0	0	0	189	0	2	0	9	0	303	0	8	0	519
2014	0	798	148	0	0	0	172	0	1	0	8	0	302	0	8	0	471
2015	0	742	139	0	0	0	156	0	1	0	7	0	301	0	7	0	423
2016	0	689	131	0	0	0	142	0	1	0	7	0	301	0	7	0	377
2017	0	641	123	0	0	0	129	0	1	0	6	0	301	0	6	0	333
2018	0	596	116	0	0	0	118	0	1	0	6	0	301	0	6	0	291
2019	0	75	15	0	0	0	15	0	0	0	1	0	40	0	1	0	35
Total	0	17917	3077	0	0	0	4435	0	31	0	197	0	4956	0	160	0	11606

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE												
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	1450	1450	0	0	0	0	0	1450	1450
2004	0	0	0	0	0	0	0	1527	2978	0	0	0	0	0	1527	2978
2005	0	0	0	0	0	0	0	1060	4038	0	0	0	0	0	1060	4038
2006	0	0	0	0	0	0	0	889	4927	0	0	0	0	0	889	4927
2007	0	0	0	0	0	0	0	843	5770	0	0	0	0	0	843	5770
2008	0	0	0	0	0	0	0	774	6545	0	0	0	0	0	774	6545
2009	0	0	0	0	0	0	0	738	7283	0	0	0	0	0	738	7283
2010	0	0	0	0	0	0	0	679	7962	0	0	0	0	0	679	7962
2011	0	0	0	0	0	0	0	624	8586	0	0	0	0	0	624	8586
2012	0	0	0	0	0	0	0	571	9157	0	0	0	0	0	571	9157
2013	0	0	0	0	0	0	0	519	9676	0	0	0	0	0	519	9676
2014	0	0	0	0	0	0	0	471	10148	0	0	0	0	0	471	10148
2015	0	0	0	0	0	0	0	423	10570	0	0	0	0	0	423	10570
2016	0	0	0	0	0	0	0	377	10947	0	0	0	0	0	377	10947
2017	0	0	0	0	0	0	0	333	11279	0	0	0	0	0	333	11279
2018	0	0	0	0	0	0	0	291	11571	0	0	0	0	0	291	11571
2019	0	0	0	0	0	0	0	35	11606	0	0	0	0	0	35	11606
Total	0	0	0	0	0	0	0	11606	11606	0	0	0	0	0	11606	11606


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:29:03AM

TABLE 3

Willesden Green Non-Unit, Alberta, Various

GAS 1 - 100% WI Group 5 Wells

100% WI sub to NC + 0.15 Gorr

(As of April 1, 2003)

Proven Developed Producing

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	9	10	0	0.00	39.0	0.0	100.000	0.000	0.000	19.489	53.120	0.000	0.150	0.000	0.000
2004	12	10	0	0.00	39.0	0.0	100.000	0.000	0.000	18.653	58.742	0.000	0.150	0.000	0.000
2005	12	10	0	0.00	39.0	0.0	100.000	0.000	0.000	17.526	63.108	0.000	0.150	0.000	0.000
2006	12	10	0	0.00	39.0	0.0	100.000	0.000	0.000	16.568	62.111	0.000	0.150	0.000	0.000
2007	12	10	0	0.00	39.0	0.0	100.000	0.000	0.000	15.886	60.358	0.000	0.150	0.000	0.000
2008	12	10	0	0.00	39.0	0.0	100.000	0.000	0.000	15.146	59.563	0.000	0.150	0.000	0.000
2009	12	10	0	0.00	39.0	0.0	100.000	0.000	0.000	14.452	58.073	0.000	0.150	0.000	0.000
2010	12	10	0	0.00	39.0	0.0	100.000	0.000	0.000	13.721	57.373	0.000	0.150	0.000	0.000
2011	12	10	0	0.00	39.0	0.0	100.000	0.000	0.000	13.037	56.711	0.000	0.150	0.000	0.000
2012	12	10	0	0.00	39.0	0.0	100.000	0.000	0.000	12.404	56.062	0.000	0.150	0.000	0.000
2013	12	10	0	0.00	39.0	0.0	100.000	0.000	0.000	11.881	55.439	0.000	0.150	0.000	0.000
2014	12	10	0	0.00	39.0	0.0	100.000	0.000	0.000	11.320	54.848	0.000	0.150	0.000	0.000
2015	12	10	0	0.00	39.0	0.0	100.000	0.000	0.000	10.821	54.288	0.000	0.150	0.000	0.000
2016	12	10	0	0.00	39.0	0.0	100.000	0.000	0.000	10.340	53.748	0.000	0.150	0.000	0.000
2017	12	10	0	0.00	39.0	0.0	100.000	0.000	0.000	9.926	53.226	0.000	0.150	0.000	0.000
2018	12	10	0	0.00	39.0	0.0	100.000	0.000	0.000	9.526	52.721	0.000	0.150	0.000	0.000
2019	2	10	0	0.00	39.0	0.0	100.000	0.000	0.000	9.387	52.233	0.000	0.150	0.000	0.000

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wl-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment		Gross CL41 Investment		Gross Oth Tang Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.242	0	3.38	0.00	0.00	0.32	1.00	0.0	0	0	0	0	0	0	0
2004	0.00	0.246	0	3.44	0.00	0.00	0.32	1.02	0.0	0	0	0	0	0	0	0
2005	8.08	0.249	0	3.50	0.00	0.00	0.33	1.03	0.0	0	0	0	0	0	0	0
2006	8.34	0.253	0	3.55	0.00	0.00	0.33	1.05	0.0	0	0	0	0	0	0	0
2007	8.34	0.257	0	3.61	0.00	0.00	0.34	1.06	0.0	0	0	0	0	0	0	0
2008	8.59	0.261	0	3.65	0.00	0.00	0.34	1.08	0.0	0	0	0	0	0	0	0
2009	8.08	0.265	0	3.72	0.00	0.00	0.35	1.09	0.0	0	0	0	0	0	0	0
2010	8.34	0.269	0	3.77	0.00	0.00	0.36	1.11	0.0	0	0	0	0	0	0	0
2011	8.34	0.273	0	3.83	0.00	0.00	0.36	1.13	0.0	0	0	0	0	0	0	0
2012	8.59	0.277	0	3.87	0.00	0.00	0.37	1.14	0.0	0	0	0	0	0	0	0
2013	8.08	0.281	0	3.94	0.00	0.00	0.37	1.16	0.0	0	0	0	0	0	0	0
2014	8.34	0.285	0	4.00	0.00	0.00	0.38	1.18	0.0	0	0	0	0	0	0	0
2015	8.34	0.289	0	4.06	0.00	0.00	0.38	1.20	0.0	0	0	0	0	0	0	0
2016	8.59	0.294	0	4.11	0.00	0.00	0.39	1.21	0.0	0	0	0	0	0	0	0
2017	8.08	0.298	0	4.19	0.00	0.00	0.39	1.23	0.0	0	0	0	0	0	0	0
2018	8.34	0.303	0	4.25	0.00	0.00	0.40	1.25	0.0	0	0	0	0	0	0	0
2019	23.34	0.307	0	4.38	0.00	0.00	0.41	1.27	0.0	0	0	0	0	0	0	0
											0	0	0	0	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000



Sproule
ASSOCIATES LIMITED

TABLE 3

Willesden Green Non-Unit, Alberta, BR, Card, Viking

GAS 2 - Five Wells Various WI

22.504 Avg% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	0.0	0	5478	0.0	0.0	0.0	182.6	182.6	0.0
CO.INT	0.0	0	1233	0.0	0.0	0.0	41.1	41.1	0.0
CO.NET	0.0	0	1062	0.0	0.0	0.0	27.9	27.9	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	4326	0	0	0	0	4326
8.00	0	2060	0	0	0	0	2060
10.00	0	1812	0	0	0	0	1812
12.00	0	1620	0	0	0	0	1620
15.00	0	1403	0	0	0	0	1403
20.00	0	1158	0	0	0	0	1158

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	189	0	350	45	82	0	51	2	0	0	261
2004	0	182	0	402	44	90	0	67	2	0	0	286
2005	0	175	0	311	35	70	0	67	2	0	0	207
2006	0	168	0	279	35	63	0	67	2	0	0	182
2007	0	161	0	276	36	62	0	67	2	0	0	181
2008	0	154	0	268	35	59	0	67	2	0	0	175
2009	0	148	0	267	36	58	0	67	2	0	0	176
2010	0	142	0	260	36	56	0	67	2	0	0	171
2011	0	136	0	254	35	53	0	67	2	0	0	167
2012	0	130	0	248	35	51	0	68	2	0	0	162
2013	0	125	0	242	34	49	0	68	2	0	0	157
2014	0	120	0	236	34	47	0	68	2	0	0	153
2015	0	115	0	230	33	45	0	68	2	0	0	148
2016	0	110	0	224	32	43	0	68	2	0	0	143
2017	0	106	0	217	32	42	0	68	2	0	0	138
2018	0	101	0	211	31	40	0	69	2	0	0	132
2019	0	97	0	206	31	38	0	69	2	0	0	127
2020	0	93	0	200	30	37	0	69	1	0	0	123
2021	0	89	0	195	30	35	0	70	1	0	0	118
2022	0	86	0	189	29	34	0	70	1	0	0	113
Subt			0	5065	688	1055	0	1343	36	0	0	3320
13yr			0	1909	310	321	0	877	14	0	0	1006
Total			0	6974	998	1377	0	2220	50	0	0	4326



2003/03/24
9:29:03AM

TABLE 3

Willesden Green Non-Unit, Alberta, BR, Card, Viking

GAS 2 - Five Wells Various WI

22.504 Avg% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003											5.0	838	231	52	42	6.74
2004											5.0	809	296	67	55	6.04
2005											5.0	778	284	64	53	4.86
2006											5.0	746	272	61	51	4.55
2007											5.0	715	261	59	49	4.70
2008											5.0	684	251	56	47	4.75
2009											5.0	658	240	54	46	4.94
2010											5.0	631	230	52	44	5.02
2011											5.0	605	221	50	42	5.11
2012											5.0	578	212	48	41	5.21
2013											5.0	556	203	46	39	5.30
2014											5.0	533	195	44	38	5.39
2015											5.0	511	187	42	36	5.47
2016											5.0	489	179	40	35	5.55
2017											5.0	470	172	39	34	5.63
2018											5.0	451	165	37	32	5.71
2019											5.0	432	158	36	31	5.79
2020											5.0	413	151	34	30	5.87
2021											5.0	397	145	33	29	5.96
2022											5.0	381	139	31	28	6.04
Subt													4191	943	802	
13yr													1287	290	260	
Total													5478	1233	1062	

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003									7.7	1.7	1.2	26.10				
2004									9.9	2.2	1.5	19.77				
2005									9.5	2.1	1.5	16.60				
2006									9.1	2.0	1.4	17.17				
2007									8.7	2.0	1.3	18.32				
2008									8.4	1.9	1.3	18.86				
2009									8.0	1.8	1.2	20.03				
2010									7.7	1.7	1.2	20.60				
2011									7.4	1.7	1.1	21.17				
2012									7.1	1.6	1.1	21.75				
2013									6.8	1.5	1.0	22.35				
2014									6.5	1.5	1.0	22.94				
2015									6.2	1.4	1.0	23.53				
2016									6.0	1.3	0.9	24.13				
2017									5.7	1.3	0.9	24.74				
2018									5.5	1.2	0.8	25.36				
2019									5.3	1.2	0.8	25.98				
2020									5.0	1.1	0.8	26.62				
2021									4.8	1.1	0.7	27.27				
2022									4.6	1.0	0.7	27.92				
Subt									139.7	31.4	21.4					
13yr									42.9	9.7	6.6					
Total									182.6	41.1	27.9					



Sproule
ASSOCIATES LIMITED

TABLE 3

Willesden Green Non-Unit, Alberta, BR, Card, Viking

GAS 2 - Five Wells Various WI

22.504 Avg% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	350	45	0	0	0	84	0	0	0	3	0	51	0	2	0	261
2004	0	402	44	0	0	0	94	0	0	0	4	0	67	0	2	0	286
2005	0	311	35	0	0	0	73	0	0	0	4	0	67	0	2	0	207
2006	0	279	35	0	0	0	66	0	0	0	3	0	67	0	2	0	182
2007	0	276	36	0	0	0	65	0	0	0	3	0	67	0	2	0	181
2008	0	268	35	0	0	0	62	0	0	0	3	0	67	0	2	0	175
2009	0	267	36	0	0	0	61	0	0	0	3	0	67	0	2	0	176
2010	0	260	36	0	0	0	58	0	0	0	3	0	67	0	2	0	171
2011	0	254	35	0	0	0	56	0	0	0	3	0	67	0	2	0	167
2012	0	248	35	0	0	0	54	0	0	0	3	0	68	0	2	0	162
2013	0	242	34	0	0	0	52	0	0	0	3	0	68	0	2	0	157
2014	0	236	34	0	0	0	50	0	0	0	2	0	68	0	2	0	153
2015	0	230	33	0	0	0	48	0	0	0	2	0	68	0	2	0	148
2016	0	224	32	0	0	0	46	0	0	0	2	0	68	0	2	0	143
2017	0	217	32	0	0	0	44	0	0	0	2	0	68	0	2	0	138
2018	0	211	31	0	0	0	42	0	0	0	2	0	69	0	2	0	132
2019	0	206	31	0	0	0	40	0	0	0	2	0	69	0	2	0	127
2020	0	200	30	0	0	0	39	0	0	0	2	0	69	0	1	0	123
2021	0	195	30	0	0	0	37	0	0	0	2	0	70	0	1	0	118
2022	0	189	29	0	0	0	36	0	0	0	2	0	70	0	1	0	113
Subt	0	5065	688	0	0	0	1108	0	0	0	53	0	1343	0	36	0	3320
13yr	0	1909	310	0	0	0	338	0	0	0	17	0	877	0	14	0	1006
Total	0	6974	998	0	0	0	1446	0	0	0	69	0	2220	0	50	0	4326

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE												
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	261	261	0	0	0	0	0	261	261
2004	0	0	0	0	0	0	0	286	547	0	0	0	0	0	286	547
2005	0	0	0	0	0	0	0	207	755	0	0	0	0	0	207	755
2006	0	0	0	0	0	0	0	182	936	0	0	0	0	0	182	936
2007	0	0	0	0	0	0	0	181	1117	0	0	0	0	0	181	1117
2008	0	0	0	0	0	0	0	175	1293	0	0	0	0	0	175	1293
2009	0	0	0	0	0	0	0	176	1468	0	0	0	0	0	176	1468
2010	0	0	0	0	0	0	0	171	1639	0	0	0	0	0	171	1639
2011	0	0	0	0	0	0	0	167	1806	0	0	0	0	0	167	1806
2012	0	0	0	0	0	0	0	162	1968	0	0	0	0	0	162	1968
2013	0	0	0	0	0	0	0	157	2126	0	0	0	0	0	157	2126
2014	0	0	0	0	0	0	0	153	2279	0	0	0	0	0	153	2279
2015	0	0	0	0	0	0	0	148	2426	0	0	0	0	0	148	2426
2016	0	0	0	0	0	0	0	143	2569	0	0	0	0	0	143	2569
2017	0	0	0	0	0	0	0	138	2706	0	0	0	0	0	138	2706
2018	0	0	0	0	0	0	0	132	2839	0	0	0	0	0	132	2839
2019	0	0	0	0	0	0	0	127	2966	0	0	0	0	0	127	2966
2020	0	0	0	0	0	0	0	123	3089	0	0	0	0	0	123	3089
2021	0	0	0	0	0	0	0	118	3207	0	0	0	0	0	118	3207
2022	0	0	0	0	0	0	0	113	3320	0	0	0	0	0	113	3320
Subt	0	0	0	0	0	0	0	3320	3320	0	0	0	0	0	3320	3320
13yr	0	0	0	0	0	0	0	1006	4326	0	0	0	0	0	1006	4326
Total	0	0	0	0	0	0	0	4326	4326	0	0	0	0	0	4326	4326


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:29:03AM

TABLE 3

Willesden Green Non-Unit, Alberta, BR, Card, Viking

GAS 2 - Five Wells Various WI

22.504 Avg% WI sub to NC

(As of April 1, 2003)

Proven Developed Producing

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	9	10	0	0.00	30.0	0.0	22.504	0.000	0.000	17.232	53.588	0.000	0.000	0.000	0.000
2004	12	10	0	0.00	30.0	0.0	22.504	0.000	0.000	16.868	59.426	0.000	0.000	0.000	0.000
2005	12	10	0	0.00	30.0	0.0	22.504	0.000	0.000	16.275	63.983	0.000	0.000	0.000	0.000
2006	12	10	0	0.00	30.0	0.0	22.504	0.000	0.000	15.800	62.943	0.000	0.000	0.000	0.000
2007	12	10	0	0.00	30.0	0.0	22.504	0.000	0.000	15.558	61.116	0.000	0.000	0.000	0.000
2008	12	10	0	0.00	30.0	0.0	22.504	0.000	0.000	15.233	60.289	0.000	0.000	0.000	0.000
2009	12	10	0	0.00	30.0	0.0	22.504	0.000	0.000	14.921	58.740	0.000	0.000	0.000	0.000
2010	12	10	0	0.00	30.0	0.0	22.504	0.000	0.000	14.538	58.013	0.000	0.000	0.000	0.000
2011	12	10	0	0.00	30.0	0.0	22.504	0.000	0.000	14.168	57.327	0.000	0.000	0.000	0.000
2012	12	10	0	0.00	30.0	0.0	22.504	0.000	0.000	13.816	56.655	0.000	0.000	0.000	0.000
2013	12	10	0	0.00	30.0	0.0	22.504	0.000	0.000	13.554	56.009	0.000	0.000	0.000	0.000
2014	12	10	0	0.00	30.0	0.0	22.504	0.000	0.000	13.214	55.398	0.000	0.000	0.000	0.000
2015	12	10	0	0.00	30.0	0.0	22.504	0.000	0.000	12.912	54.819	0.000	0.000	0.000	0.000
2016	12	10	0	0.00	30.0	0.0	22.504	0.000	0.000	12.597	54.260	0.000	0.000	0.000	0.000
2017	12	10	0	0.00	30.0	0.0	22.504	0.000	0.000	12.336	53.721	0.000	0.000	0.000	0.000
2018	12	10	0	0.00	30.0	0.0	22.504	0.000	0.000	12.062	53.199	0.000	0.000	0.000	0.000
2019	12	10	0	0.00	30.0	0.0	22.504	0.000	0.000	11.796	52.696	0.000	0.000	0.000	0.000
2020	12	10	0	0.00	30.0	0.0	22.504	0.000	0.000	11.519	52.209	0.000	0.000	0.000	0.000
2021	12	10	0	0.00	30.0	0.0	22.504	0.000	0.000	11.291	51.738	0.000	0.000	0.000	0.000
2022	12	10	0	0.00	30.0	0.0	22.504	0.000	0.000	11.050	51.282	0.000	0.000	0.000	0.000
13YR					30.0										

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wl-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment		Gross CL41 Investment		Gross Oth Tang Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.242	0	2.98	0.00	0.00	0.35	1.00	0.0	0	0	0	0	0	0	0
2004	0.00	0.246	0	3.04	0.00	0.00	0.36	1.02	0.0	0	0	0	0	0	0	0
2005	3.85	0.249	0	3.09	0.00	0.00	0.36	1.03	0.0	0	0	0	0	0	0	0
2006	4.11	0.253	0	3.14	0.00	0.00	0.37	1.05	0.0	0	0	0	0	0	0	0
2007	4.11	0.257	0	3.18	0.00	0.00	0.37	1.06	0.0	0	0	0	0	0	0	0
2008	4.38	0.261	0	3.22	0.00	0.00	0.38	1.08	0.0	0	0	0	0	0	0	0
2009	3.85	0.265	0	3.28	0.00	0.00	0.38	1.09	0.0	0	0	0	0	0	0	0
2010	4.11	0.269	0	3.33	0.00	0.00	0.39	1.11	0.0	0	0	0	0	0	0	0
2011	4.11	0.273	0	3.38	0.00	0.00	0.39	1.13	0.0	0	0	0	0	0	0	0
2012	4.38	0.277	0	3.42	0.00	0.00	0.40	1.14	0.0	0	0	0	0	0	0	0
2013	3.85	0.281	0	3.48	0.00	0.00	0.41	1.16	0.0	0	0	0	0	0	0	0
2014	4.11	0.285	0	3.53	0.00	0.00	0.41	1.18	0.0	0	0	0	0	0	0	0
2015	4.11	0.289	0	3.58	0.00	0.00	0.42	1.20	0.0	0	0	0	0	0	0	0
2016	4.38	0.294	0	3.63	0.00	0.00	0.42	1.21	0.0	0	0	0	0	0	0	0
2017	3.85	0.298	0	3.69	0.00	0.00	0.43	1.23	0.0	0	0	0	0	0	0	0
2018	4.11	0.303	0	3.75	0.00	0.00	0.44	1.25	0.0	0	0	0	0	0	0	0
2019	4.11	0.307	0	3.80	0.00	0.00	0.44	1.27	0.0	0	0	0	0	0	0	0
2020	4.38	0.312	0	3.85	0.00	0.00	0.45	1.29	0.0	0	0	0	0	0	0	0
2021	3.85	0.316	0	3.92	0.00	0.00	0.46	1.31	0.0	0	0	0	0	0	0	0
2022	4.11	0.321	0	3.98	0.00	0.00	0.46	1.33	0.0	0	0	0	0	0	0	0
											0	0	0	0	0	0
13YR	98.04			0.40							0	0	0	0	0	0
											0	0	0	0	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000



Sproule
ASSOCIATES LIMITED

2003/03/24
9:29:03AM

TABLE 3

Willesden Green Non-Unit, Alberta, Belly River

GAS 3 - Gorr Group 3 Wells

8.068 Avg Gorri -

(As of April 1, 2003)

Proven Developed Producing

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	0.0	0	203	0.0	0.0	0.0	6.8	6.8	0.0
CO.INT	0.0	0	16	0.0	0.0	0.0	0.5	0.5	0.0
CO.NET	0.0	0	16	0.0	0.0	0.0	0.5	0.5	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	0	99	0	0	0	0	99
8.00	0	89	0	0	0	0	89
10.00	0	87	0	0	0	0	87
12.00	0	85	0	0	0	0	85
15.00	0	82	0	0	0	0	82
20.00	0	78	0	0	0	0	78

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	12	0	0	33	0	0	0	0	0	0	33
2004	0	13	0	0	31	0	0	0	0	0	0	31
2005	0	10	0	0	19	0	0	0	0	0	0	19
2006	0	7	0	0	14	0	0	0	0	0	0	14
2007	0	1	0	0	2	0	0	0	0	0	0	2
Total			0	0	99	0	0	0	0	0	0	99


Sproule
ASSOCIATES LIMITED

TABLE 3

Willesden Green Non-Unit, Alberta, Belly River

GAS 3 - Gorr Group 3 Wells

8.068 Avg Gorri -

(As of April 1, 2003)

Proven Developed Producing

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003											3.0	154	56	4	4	
2004											3.0	163	60	5	5	
2005											3.0	126	46	4	4	
2006											3.0	97	36	3	3	
2007											2.4	17	6	0	0	
Total													203	16	16	

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003									1.9	0.1	0.1					
2004									2.0	0.2	0.2					
2005									1.5	0.1	0.1					
2006									1.2	0.1	0.1					
2007									0.2	0.0	0.0					
Total									6.8	0.5	0.5					


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:29:03AM

TABLE 3

Willesden Green Non-Unit, Alberta, Belly River

GAS 3 - Gorr Group 3 Wells

8.068 Avg Gorri -

(As of April 1, 2003)

Proven Developed Producing

FORECAST OF REVENUE BEFORE INCOME TAXES

YEAR	REVENUE OIL	GAS	NGL	SUL	ROY	OTHER	ROYALTIES CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	EXPENSES LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	34	0	0	0	0	0	-1	0	0	0	0	0	33
2004	0	0	0	0	32	0	0	0	0	0	-1	0	0	0	0	0	31
2005	0	0	0	0	20	0	0	0	0	0	-1	0	0	0	0	0	19
2006	0	0	0	0	15	0	0	0	0	0	-1	0	0	0	0	0	14
2007	0	0	0	0	3	0	0	0	0	0	0	0	0	0	0	0	2
Total	0	0	0	0	104	0	0	0	0	0	-5	0	0	0	0	0	99

FORECAST OF REVENUE BEFORE INCOME TAXES

YEAR	INTANGIBLE CEE	CDE	COGPE	TANGIBLE CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	33	33	0	0	0	0	0	33	33
2004	0	0	0	0	0	0	0	31	64	0	0	0	0	0	31	64
2005	0	0	0	0	0	0	0	19	83	0	0	0	0	0	19	83
2006	0	0	0	0	0	0	0	14	97	0	0	0	0	0	14	97
2007	0	0	0	0	0	0	0	2	99	0	0	0	0	0	2	99
Total	0	0	0	0	0	0	0	99	99	0	0	0	0	0	99	99


Sproule
ASSOCIATES LIMITED

2003/03/24
9:29:03AM

TABLE 3

Willesden Green Non-Unit, Alberta, Belly River

GAS 3 - Gorr Group 3 Wells

8.068 Avg Gorri -

(As of April 1, 2003)

Proven Developed Producing

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	0	10	0	0.00	30.0	0.0	0.000	8.068	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2004	0	10	0	0.00	30.0	0.0	0.000	8.068	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2005	0	10	0	0.00	30.0	0.0	0.000	8.068	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2006	0	10	0	0.00	30.0	0.0	0.000	8.068	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2007	0	10	0	0.00	30.0	0.0	0.000	8.068	0.000	0.000	0.000	0.000	0.000	0.000	0.000

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wl-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment		Gross CL41 Investment		Gross Oth Tang Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.250	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2004	0.00	0.254	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2005	0.00	0.258	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2006	0.00	0.261	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2007	0.00	0.265	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
											0	0	0	0	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000


Sproule
ASSOCIATES LIMITED

TABLE 3

Willesden Green Non-Unit, Alberta, Cardium

GAS 4 - 2 Undrilled Locs 3-10&06-15-044-08W5

22.0% WI sub to NC

(As of April 1, 2003)

Proven Undeveloped

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	0.0	0	1350	0.0	0.0	0.0	45.0	45.0	0.0
CO.INT	0.0	0	297	0.0	0.0	0.0	9.9	9.9	0.0
CO.NET	0.0	0	244	0.0	0.0	0.0	6.7	6.7	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	495	458	0	0	0	0	458
8.00	486	179	0	0	0	0	179
10.00	483	132	0	0	0	0	132
12.00	481	91	0	0	0	0	91
15.00	478	40	0	0	0	0	40
20.00	452	-28	0	0	0	0	-28

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	495	0	-495
2004	0	128	0	282	31	82	0	35	2	0	0	195
2005	0	110	0	195	22	53	0	32	1	0	0	130
2006	0	95	0	156	20	41	0	31	1	0	0	103
2007	0	81	0	139	18	34	0	29	1	0	0	92
2008	0	69	0	120	16	28	0	28	1	0	0	79
2009	0	60	0	107	15	24	0	27	1	0	0	71
2010	0	51	0	93	13	19	0	26	1	0	0	61
2011	0	44	0	82	11	16	0	25	1	0	0	51
2012	0	38	0	71	10	13	0	24	1	0	0	43
2013	0	32	0	62	9	11	0	24	0	0	0	36
2014	0	28	0	54	8	9	0	23	0	0	0	29
2015	0	24	0	47	7	8	0	23	0	0	0	23
2016	0	20	0	41	6	6	0	23	0	0	0	18
2017	0	17	0	36	5	5	0	23	0	0	0	13
2018	0	15	0	31	5	5	0	22	0	0	0	8
2019	0	2	0	0	0	0	0	0	0	0	0	0
Total			0	1519	195	356	0	394	11	495	0	458


Sproule
ASSOCIATES
LIMITED

TABLE 3

Willesden Green Non-Unit, Alberta, Cardium

GAS 4 - 2 Undrilled Locs 3-10&06-15-044-08W5

22.0% WI sub to NC

(As of April 1, 2003)

Proven Undeveloped

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
YEAR	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003																
2004											2.0	583	213	47	35	6.02
2005											2.0	501	183	40	31	4.84
2006											2.0	430	157	35	27	4.53
2007											2.0	369	135	30	24	4.68
2008											2.0	315	115	25	21	4.73
2009											2.0	271	99	22	18	4.92
2010											2.0	233	85	19	16	5.00
2011											2.0	200	73	16	14	5.09
2012											2.0	171	63	14	12	5.19
2013											2.0	147	54	12	10	5.28
2014											2.0	126	46	10	9	5.37
2015											2.0	108	39	9	8	5.45
2016											2.0	92	34	7	7	5.53
2017											2.0	80	29	6	6	5.61
2018											2.0	68	25	5	5	5.69
2019											0.2	7	0	0	0	5.77
Total													1350	297	244	

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
YEAR	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003																
2004									7.1	1.6	1.1	19.77				
2005									6.1	1.3	0.9	16.60				
2006									5.2	1.2	0.8	17.17				
2007									4.5	1.0	0.7	18.32				
2008									3.8	0.8	0.6	18.86				
2009									3.3	0.7	0.5	20.03				
2010									2.8	0.6	0.4	20.60				
2011									2.4	0.5	0.4	21.17				
2012									2.1	0.5	0.3	21.75				
2013									1.8	0.4	0.3	22.35				
2014									1.5	0.3	0.2	22.94				
2015									1.3	0.3	0.2	23.53				
2016									1.1	0.2	0.2	24.13				
2017									1.0	0.2	0.1	24.74				
2018									0.8	0.2	0.1	25.36				
2019									0.0	0.0	0.0	25.98				
Total									45.0	9.9	6.7					


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:31:37AM

TABLE 3

Willesden Green Non-Unit, Alberta, Cardium

GAS 4 - 2 Undrilled Locs 3-10&06-15-044-08W5

22.0% WI sub to NC

(As of April 1, 2003)

Proven Undeveloped

FORECAST OF REVENUE BEFORE INCOME TAXES

YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	REVENUE						ROYALTIES						EXPENSES				
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2004	0	282	31	0	0	0	85	0	0	0	3	0	35	0	2	0	195
2005	0	195	22	0	0	0	56	0	0	0	3	0	32	0	1	0	130
2006	0	156	20	0	0	0	43	0	0	0	2	0	31	0	1	0	103
2007	0	139	18	0	0	0	36	0	0	0	2	0	29	0	1	0	92
2008	0	120	16	0	0	0	30	0	0	0	2	0	28	0	1	0	79
2009	0	107	15	0	0	0	25	0	0	0	1	0	27	0	1	0	71
2010	0	93	13	0	0	0	20	0	0	0	1	0	26	0	1	0	61
2011	0	82	11	0	0	0	17	0	0	0	1	0	25	0	1	0	51
2012	0	71	10	0	0	0	14	0	0	0	1	0	24	0	1	0	43
2013	0	62	9	0	0	0	12	0	0	0	1	0	24	0	0	0	36
2014	0	54	8	0	0	0	10	0	0	0	0	0	23	0	0	0	29
2015	0	47	7	0	0	0	8	0	0	0	0	0	23	0	0	0	23
2016	0	41	6	0	0	0	7	0	0	0	0	0	23	0	0	0	18
2017	0	36	5	0	0	0	6	0	0	0	0	0	23	0	0	0	13
2018	0	31	5	0	0	0	5	0	0	0	0	0	22	0	0	0	8
2019	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total	0	1519	195	0	0	0	374	0	0	0	18	0	394	0	11	0	953

FORECAST OF REVENUE BEFORE INCOME TAXES

YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	INTANGIBLE			TANGIBLE												
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	308	0	187	0	0	495	-495	-495	0	0	0	0	0	-495	-495
2004	0	0	0	0	0	0	0	195	-300	0	0	0	0	0	195	-300
2005	0	0	0	0	0	0	0	130	-170	0	0	0	0	0	130	-170
2006	0	0	0	0	0	0	0	103	-66	0	0	0	0	0	103	-66
2007	0	0	0	0	0	0	0	92	26	0	0	0	0	0	92	26
2008	0	0	0	0	0	0	0	79	105	0	0	0	0	0	79	105
2009	0	0	0	0	0	0	0	71	176	0	0	0	0	0	71	176
2010	0	0	0	0	0	0	0	61	237	0	0	0	0	0	61	237
2011	0	0	0	0	0	0	0	51	288	0	0	0	0	0	51	288
2012	0	0	0	0	0	0	0	43	331	0	0	0	0	0	43	331
2013	0	0	0	0	0	0	0	36	367	0	0	0	0	0	36	367
2014	0	0	0	0	0	0	0	29	396	0	0	0	0	0	29	396
2015	0	0	0	0	0	0	0	23	419	0	0	0	0	0	23	419
2016	0	0	0	0	0	0	0	18	437	0	0	0	0	0	18	437
2017	0	0	0	0	0	0	0	13	450	0	0	0	0	0	13	450
2018	0	0	0	0	0	0	0	8	458	0	0	0	0	0	8	458
2019	0	0	0	0	0	0	0	0	458	0	0	0	0	0	0	458
Total	0	308	0	187	0	0	495	458	458	0	0	0	0	0	458	458



Sproule
ASSOCIATES LIMITED

2003/03/24
9:31:37AM

TABLE 3

Willesden Green Non-Unit, Alberta, Cardium

GAS 4 - 2 Undrilled Locs 3-10&06-15-044-08W5

22.0% WI sub to NC

(As of April 1, 2003)

Proven Undeveloped

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	0	0	0	0.00	0.0	0.0	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2004	12	10	0	0.00	30.0	0.0	22.000	0.000	0.000	23.564	59.426	0.000	0.000	0.000	0.000
2005	12	10	0	0.00	30.0	0.0	22.000	0.000	0.000	21.522	63.983	0.000	0.000	0.000	0.000
2006	12	10	0	0.00	30.0	0.0	22.000	0.000	0.000	19.669	62.943	0.000	0.000	0.000	0.000
2007	12	10	0	0.00	30.0	0.0	22.000	0.000	0.000	18.164	61.116	0.000	0.000	0.000	0.000
2008	12	10	0	0.00	30.0	0.0	22.000	0.000	0.000	16.653	60.289	0.000	0.000	0.000	0.000
2009	12	10	0	0.00	30.0	0.0	22.000	0.000	0.000	15.271	58.740	0.000	0.000	0.000	0.000
2010	12	10	0	0.00	30.0	0.0	22.000	0.000	0.000	13.943	58.013	0.000	0.000	0.000	0.000
2011	12	10	0	0.00	30.0	0.0	22.000	0.000	0.000	12.756	57.327	0.000	0.000	0.000	0.000
2012	12	10	0	0.00	30.0	0.0	22.000	0.000	0.000	11.708	56.655	0.000	0.000	0.000	0.000
2013	12	10	0	0.00	30.0	0.0	22.000	0.000	0.000	10.846	56.009	0.000	0.000	0.000	0.000
2014	12	10	0	0.00	30.0	0.0	22.000	0.000	0.000	10.023	55.398	0.000	0.000	0.000	0.000
2015	12	10	0	0.00	30.0	0.0	22.000	0.000	0.000	9.322	54.819	0.000	0.000	0.000	0.000
2016	12	10	0	0.00	30.0	0.0	22.000	0.000	0.000	8.697	54.260	0.000	0.000	0.000	0.000
2017	12	10	0	0.00	30.0	0.0	22.000	0.000	0.000	8.177	53.721	0.000	0.000	0.000	0.000
2018	12	10	0	0.00	30.0	0.0	22.000	0.000	0.000	7.715	53.199	0.000	0.000	0.000	0.000
2019	1	10	0	0.00	30.0	0.0	22.000	0.000	0.000	7.447	52.695	0.000	0.000	0.000	0.000

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wl-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment		Gross CL41 Investment		Gross Oth Tang Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.000	0	0.00	0.00	0.00	0.00	0.00	0.0	0	1400	1400	850	850	0	0
2004	0.00	0.246	0	3.04	0.00	0.00	0.36	1.02	0.0	0	0	0	0	0	0	0
2005	13.99	0.249	0	3.09	0.00	0.00	0.36	1.03	0.0	0	0	0	0	0	0	0
2006	14.22	0.253	0	3.14	0.00	0.00	0.37	1.05	0.0	0	0	0	0	0	0	0
2007	14.22	0.257	0	3.18	0.00	0.00	0.37	1.06	0.0	0	0	0	0	0	0	0
2008	14.46	0.261	0	3.22	0.00	0.00	0.38	1.08	0.0	0	0	0	0	0	0	0
2009	13.99	0.265	0	3.28	0.00	0.00	0.38	1.09	0.0	0	0	0	0	0	0	0
2010	14.22	0.269	0	3.33	0.00	0.00	0.39	1.11	0.0	0	0	0	0	0	0	0
2011	14.22	0.273	0	3.38	0.00	0.00	0.39	1.13	0.0	0	0	0	0	0	0	0
2012	14.46	0.277	0	3.42	0.00	0.00	0.40	1.14	0.0	0	0	0	0	0	0	0
2013	13.99	0.281	0	3.48	0.00	0.00	0.41	1.16	0.0	0	0	0	0	0	0	0
2014	14.22	0.285	0	3.53	0.00	0.00	0.41	1.18	0.0	0	0	0	0	0	0	0
2015	14.22	0.289	0	3.58	0.00	0.00	0.42	1.20	0.0	0	0	0	0	0	0	0
2016	14.46	0.294	0	3.63	0.00	0.00	0.42	1.21	0.0	0	0	0	0	0	0	0
2017	13.99	0.298	0	3.69	0.00	0.00	0.43	1.23	0.0	0	0	0	0	0	0	0
2018	14.22	0.303	0	3.75	0.00	0.00	0.44	1.25	0.0	0	0	0	0	0	0	0
2019	89.29	0.307	0	3.73	0.00	0.00	0.44	1.27	0.0	0	0	0	0	0	0	0
											1,400	1,400	850	850	0	0

Fed Inc Tax Rate : 29.121 Prov Inc Tax Rate : 13.002



Sproule
ASSOCIATES LIMITED

TABLE 3

Willesden Green Non-Unit, Alberta, Cardium

GAS 5 -2 Undrilled Locs 04-26&04-27-044-08W5

22.0% WI sub to NC

(As of April 1, 2003)

Probable Undeveloped

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	0.0	0	1350	0.0	0.0	0.0	45.0	45.0	0.0
CO.INT	0.0	0	297	0.0	0.0	0.0	9.9	9.9	0.0
CO.NET	0.0	0	244	0.0	0.0	0.0	6.7	6.7	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	495	440	0	0	0	0	440
8.00	486	138	0	0	0	0	138
10.00	483	88	0	0	0	0	88
12.00	481	46	0	0	0	0	46
15.00	478	-9	0	0	0	0	-9
20.00	452	-78	0	0	0	0	-78

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	495	0	-495
2004	0	67	0	147	16	43	0	18	1	0	0	101
2005	0	119	0	211	24	60	0	34	1	0	0	140
2006	0	102	0	169	21	46	0	32	1	0	0	112
2007	0	88	0	150	20	38	0	30	1	0	0	100
2008	0	75	0	130	17	31	0	29	1	0	0	86
2009	0	64	0	116	16	26	0	27	1	0	0	77
2010	0	55	0	101	14	22	0	26	1	0	0	66
2011	0	47	0	88	12	18	0	25	1	0	0	57
2012	0	41	0	77	11	15	0	25	1	0	0	48
2013	0	35	0	67	9	12	0	24	0	0	0	40
2014	0	30	0	59	8	10	0	24	0	0	0	33
2015	0	26	0	51	7	9	0	23	0	0	0	26
2016	0	22	0	44	6	7	0	23	0	0	0	20
2017	0	19	0	39	6	6	0	23	0	0	0	15
2018	0	16	0	34	5	5	0	23	0	0	0	11
2019	0	13	0	15	2	2	0	12	0	0	0	4
Total			0	1497	195	350	0	397	11	495	0	440


Sproule
ASSOCIATES
LIMITED

TABLE 3

Willesden Green Non-Unit, Alberta, Cardium

GAS 5 -2 Undrilled Locs 04-26&04-27-044-08W5

22.0% WI sub to NC

(As of April 1, 2003)

Probable Undeveloped

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

YEAR	OIL						SOLUTION PIPELINE GAS				NON-ASSOC/ASSOC PIPELINE GAS					
	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003																
2004											1.0	302	111	24	18	6.02
2005											2.0	541	198	43	33	4.84
2006											2.0	464	169	37	29	4.53
2007											2.0	398	145	32	26	4.68
2008											2.0	341	125	27	22	4.73
2009											2.0	293	107	24	20	4.92
2010											2.0	251	92	20	17	5.00
2011											2.0	216	79	17	15	5.09
2012											2.0	184	68	15	13	5.19
2013											2.0	159	58	13	11	5.28
2014											2.0	136	50	11	10	5.37
2015											2.0	117	43	9	8	5.45
2016											2.0	100	37	8	7	5.53
2017											2.0	86	31	7	6	5.61
2018											2.0	74	27	6	5	5.69
2019											1.7	58	12	3	2	5.77
Total													1350	297	244	

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

YEAR	PROPANE				BUTANE				PENTANES PLUS				SULPHUR			
	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE	GROSS	CO.INT	CO.NET	PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003																
2004									3.7	0.8	0.6	19.77				
2005									6.6	1.4	1.0	16.60				
2006									5.6	1.2	0.8	17.17				
2007									4.8	1.1	0.7	18.32				
2008									4.2	0.9	0.6	18.86				
2009									3.6	0.8	0.5	20.03				
2010									3.1	0.7	0.5	20.60				
2011									2.6	0.6	0.4	21.17				
2012									2.3	0.5	0.3	21.75				
2013									1.9	0.4	0.3	22.35				
2014									1.7	0.4	0.2	22.94				
2015									1.4	0.3	0.2	23.53				
2016									1.2	0.3	0.2	24.13				
2017									1.0	0.2	0.2	24.74				
2018									0.9	0.2	0.1	25.36				
2019									0.4	0.1	0.1	25.98				
Total									45.0	9.9	6.7					


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:33:53AM

TABLE 3

Willesden Green Non-Unit, Alberta, Cardium

GAS 5 -2 Undrilled Locs 04-26&04-27-044-08W5

22.0% WI sub to NC

(As of April 1, 2003)

Probable Undeveloped

FORECAST OF REVENUE BEFORE INCOME TAXES

YEAR	REVENUE						ROYALTIES						EXPENSES				
	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2004	0	147	16	0	0	0	45	0	0	0	2	0	18	0	1	0	101
2005	0	211	24	0	0	0	63	0	0	0	3	0	34	0	1	0	140
2006	0	169	21	0	0	0	48	0	0	0	3	0	32	0	1	0	112
2007	0	150	20	0	0	0	40	0	0	0	2	0	30	0	1	0	100
2008	0	130	17	0	0	0	33	0	0	0	2	0	29	0	1	0	86
2009	0	116	16	0	0	0	28	0	0	0	1	0	27	0	1	0	77
2010	0	101	14	0	0	0	23	0	0	0	1	0	26	0	1	0	66
2011	0	88	12	0	0	0	19	0	0	0	1	0	25	0	1	0	57
2012	0	77	11	0	0	0	16	0	0	0	1	0	25	0	1	0	48
2013	0	67	9	0	0	0	13	0	0	0	1	0	24	0	0	0	40
2014	0	59	8	0	0	0	11	0	0	0	1	0	24	0	0	0	33
2015	0	51	7	0	0	0	9	0	0	0	0	0	23	0	0	0	26
2016	0	44	6	0	0	0	8	0	0	0	0	0	23	0	0	0	20
2017	0	39	6	0	0	0	6	0	0	0	0	0	23	0	0	0	15
2018	0	34	5	0	0	0	5	0	0	0	0	0	23	0	0	0	11
2019	0	15	2	0	0	0	2	0	0	0	0	0	12	0	0	0	4
Total	0	1497	195	0	0	0	368	0	0	0	18	0	397	0	11	0	935

FORECAST OF REVENUE BEFORE INCOME TAXES

YEAR	INTANGIBLE			TANGIBLE												
	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	308	0	187	0	0	495	-495	-495	0	0	0	0	0	-495	-495
2004	0	0	0	0	0	0	0	101	-394	0	0	0	0	0	101	-394
2005	0	0	0	0	0	0	0	140	-254	0	0	0	0	0	140	-254
2006	0	0	0	0	0	0	0	112	-142	0	0	0	0	0	112	-142
2007	0	0	0	0	0	0	0	100	-43	0	0	0	0	0	100	-43
2008	0	0	0	0	0	0	0	86	43	0	0	0	0	0	86	43
2009	0	0	0	0	0	0	0	77	120	0	0	0	0	0	77	120
2010	0	0	0	0	0	0	0	66	187	0	0	0	0	0	66	187
2011	0	0	0	0	0	0	0	57	243	0	0	0	0	0	57	243
2012	0	0	0	0	0	0	0	48	291	0	0	0	0	0	48	291
2013	0	0	0	0	0	0	0	40	331	0	0	0	0	0	40	331
2014	0	0	0	0	0	0	0	33	363	0	0	0	0	0	33	363
2015	0	0	0	0	0	0	0	26	390	0	0	0	0	0	26	390
2016	0	0	0	0	0	0	0	20	410	0	0	0	0	0	20	410
2017	0	0	0	0	0	0	0	15	425	0	0	0	0	0	15	425
2018	0	0	0	0	0	0	0	11	436	0	0	0	0	0	11	436
2019	0	0	0	0	0	0	0	4	440	0	0	0	0	0	4	440
Total	0	308	0	187	0	0	495	440	440	0	0	0	0	0	440	440


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:33:53AM

TABLE 3

Willesden Green Non-Unit, Alberta, Cardium

GAS 5 -2 Undrilled Locs 04-26&04-27-044-08W5

22.0% WI sub to NC

(As of April 1, 2003)

Probable Undeveloped

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	0	0	0	0.00	0.0	0.0	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2004	12	10	0	0.00	30.0	0.0	22.000	0.000	0.000	23.933	59.426	0.000	0.000	0.000	0.000
2005	12	10	0	0.00	30.0	0.0	22.000	0.000	0.000	22.421	63.983	0.000	0.000	0.000	0.000
2006	12	10	0	0.00	30.0	0.0	22.000	0.000	0.000	20.540	62.943	0.000	0.000	0.000	0.000
2007	12	10	0	0.00	30.0	0.0	22.000	0.000	0.000	18.995	61.116	0.000	0.000	0.000	0.000
2008	12	10	0	0.00	30.0	0.0	22.000	0.000	0.000	17.424	60.289	0.000	0.000	0.000	0.000
2009	12	10	0	0.00	30.0	0.0	22.000	0.000	0.000	15.978	58.740	0.000	0.000	0.000	0.000
2010	12	10	0	0.00	30.0	0.0	22.000	0.000	0.000	14.578	58.013	0.000	0.000	0.000	0.000
2011	12	10	0	0.00	30.0	0.0	22.000	0.000	0.000	13.323	57.327	0.000	0.000	0.000	0.000
2012	12	10	0	0.00	30.0	0.0	22.000	0.000	0.000	12.210	56.655	0.000	0.000	0.000	0.000
2013	12	10	0	0.00	30.0	0.0	22.000	0.000	0.000	11.291	56.009	0.000	0.000	0.000	0.000
2014	12	10	0	0.00	30.0	0.0	22.000	0.000	0.000	10.414	55.398	0.000	0.000	0.000	0.000
2015	12	10	0	0.00	30.0	0.0	22.000	0.000	0.000	9.664	54.819	0.000	0.000	0.000	0.000
2016	12	10	0	0.00	30.0	0.0	22.000	0.000	0.000	8.995	54.260	0.000	0.000	0.000	0.000
2017	12	10	0	0.00	30.0	0.0	22.000	0.000	0.000	8.437	53.721	0.000	0.000	0.000	0.000
2018	12	10	0	0.00	30.0	0.0	22.000	0.000	0.000	7.940	53.199	0.000	0.000	0.000	0.000
2019	7	10	0	0.00	30.0	0.0	22.000	0.000	0.000	7.626	52.696	0.000	0.000	0.000	0.000

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wi-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment		Gross CL41 Investment		Gross Oth Tang Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.000	0	0.00	0.00	0.00	0.00	0.00	0.0	0	1400	1400	850	850	0	0
2004	0.00	0.246	0	3.02	0.00	0.00	0.36	1.02	0.0	0	0	0	0	0	0	0
2005	0.00	0.249	0	3.09	0.00	0.00	0.36	1.03	0.0	0	0	0	0	0	0	0
2006	14.22	0.253	0	3.14	0.00	0.00	0.37	1.05	0.0	0	0	0	0	0	0	0
2007	14.22	0.257	0	3.18	0.00	0.00	0.37	1.06	0.0	0	0	0	0	0	0	0
2008	14.46	0.261	0	3.22	0.00	0.00	0.38	1.08	0.0	0	0	0	0	0	0	0
2009	13.99	0.265	0	3.28	0.00	0.00	0.38	1.09	0.0	0	0	0	0	0	0	0
2010	14.22	0.269	0	3.33	0.00	0.00	0.39	1.11	0.0	0	0	0	0	0	0	0
2011	14.22	0.273	0	3.38	0.00	0.00	0.39	1.13	0.0	0	0	0	0	0	0	0
2012	14.46	0.277	0	3.42	0.00	0.00	0.40	1.14	0.0	0	0	0	0	0	0	0
2013	13.99	0.281	0	3.48	0.00	0.00	0.41	1.16	0.0	0	0	0	0	0	0	0
2014	14.22	0.285	0	3.53	0.00	0.00	0.41	1.18	0.0	0	0	0	0	0	0	0
2015	14.22	0.289	0	3.58	0.00	0.00	0.42	1.20	0.0	0	0	0	0	0	0	0
2016	14.46	0.294	0	3.63	0.00	0.00	0.42	1.21	0.0	0	0	0	0	0	0	0
2017	13.99	0.298	0	3.69	0.00	0.00	0.43	1.23	0.0	0	0	0	0	0	0	0
2018	14.22	0.303	0	3.75	0.00	0.00	0.44	1.25	0.0	0	0	0	0	0	0	0
2019	21.92	0.307	0	3.83	0.00	0.00	0.44	1.27	0.0	0	0	0	0	0	0	0
											1,400	1,400	850	850	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000


Sproule
ASSOCIATES
LIMITED

TABLE 3

Willesden Green Non-Unit, Alberta, Viking

GAS 6 - Loc 16-12-041-07W5

25% WI sub to NC

(As of April 1, 2003)

Probable Undeveloped

SUMMARY OF RESERVES & NET PRESENT VALUE

	OIL	SOLUTION GAS	NON-ASSOC & ASSOC GAS	ETHANE	PROPANE	BUTANE	PENTANES PLUS	TOTAL NGL	SULPHUR
	Mbbl	MMcf	MMcf	Mbbl	Mbbl	Mbbl	Mbbl	Mbbl	Mlt
GROSS	0.0	0	450	0.0	0.0	0.0	10.0	10.0	0.0
CO.INT	0.0	0	112	0.0	0.0	0.0	2.5	2.5	0.0
CO.NET	0.0	0	96	0.0	0.0	0.0	1.7	1.7	0.0

DISCOUNT RATE	TOTAL NET CAPITAL	BEFORE TAX NET REV	ARTC	GCA POOLS	ABAND COST	LOAN & OVERHEAD	BEFORE TAX CASHFLOW
%	M$	M$	M$	M$	M$	M$	M$
0.00	222	97	0	0	0	0	97
8.00	202	21	0	0	0	0	21
10.00	197	9	0	0	0	0	9
12.00	193	-2	0	0	0	0	-2
15.00	186	-14	0	0	0	0	-14
20.00	169	-30	0	0	0	0	-30

YEARLY SUMMARY OF RESERVES & NET PRESENT VALUE

YEAR	OIL CO.INT	GAS CO.INT	OIL REV	GAS REV	OTHER REV	TOTAL CROWN	NON CROWN	LEASE EXPEN	OTHER EXPEN	TOTAL CAP	ARTC ABAND GCA POOLS	B.TAX CASH FLOW
	bbl/d	mcf/d	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	0	0	0
2004	0	27	0	59	4	14	0	9	0	222	0	-181
2005	0	48	0	85	6	19	0	17	0	0	0	55
2006	0	41	0	68	6	14	0	16	0	0	0	42
2007	0	35	0	59	5	12	0	16	0	0	0	37
2008	0	30	0	51	5	9	0	15	0	0	0	31
2009	0	25	0	45	4	8	0	14	0	0	0	27
2010	0	21	0	39	4	6	0	14	0	0	0	22
2011	0	18	0	34	3	5	0	13	0	0	0	18
2012	0	16	0	30	3	4	0	13	0	0	0	15
2013	0	13	0	26	2	4	0	13	0	0	0	11
2014	0	11	0	22	2	3	0	13	0	0	0	8
2015	0	10	0	19	2	2	0	13	0	0	0	6
2016	0	8	0	17	2	2	0	13	0	0	0	4
2017	0	7	0	10	1	1	0	9	0	0	0	1
Total			0	564	49	103	0	187	3	222	0	97



TABLE 3

Willesden Green Non-Unit, Alberta, Viking

GAS 6 - Loc 16-12-041-07W5

25% WI sub to NC

(As of April 1, 2003)

Probable Undeveloped

PRODUCTION AND PRICE FORECAST - MAJOR PRODUCTS

YEAR	OIL WELLS	OIL DAILY	OIL GROSS	OIL CO.INT	OIL CO.NET	OIL PRICE	SOLUTION PIPELINE GAS GROSS	SOLUTION PIPELINE GAS CO.INT	SOLUTION PIPELINE GAS CO.NET	SOLUTION PIPELINE GAS PRICE	NON-ASSOC/ASSOC PIPELINE GAS WELLS	DAILY	GROSS	CO.INT	CO.NET	PRICE
		bbl/d	Mbbl	Mbbl	Mbbl	$/bbl	MMcf	MMcf	MMcf	$/Mcf		Mcf/d	MMcf	MMcf	MMcf	$/Mcf
2003																
2004											0.5	108	39	10	8	6.02
2005											1.0	192	70	18	14	4.84
2006											1.0	163	60	15	12	4.53
2007											1.0	139	51	13	11	4.66
2008											1.0	118	43	11	9	4.73
2009											1.0	101	37	9	8	4.92
2010											1.0	86	31	8	7	5.00
2011											1.0	73	27	7	6	5.09
2012											1.0	62	23	6	5	5.19
2013											1.0	53	19	5	4	5.28
2014											1.0	45	16	4	4	5.37
2015											1.0	38	14	4	3	5.45
2016											1.0	33	12	3	3	5.53
2017											0.9	26	7	2	2	5.61
Total													450	112	96	

PRODUCTION AND PRICE FORECAST - BY-PRODUCTS

YEAR	PROPANE GROSS	PROPANE CO.INT	PROPANE CO.NET	PROPANE PRICE	BUTANE GROSS	BUTANE CO.INT	BUTANE CO.NET	BUTANE PRICE	PENTANES PLUS GROSS	PENTANES PLUS CO.INT	PENTANES PLUS CO.NET	PENTANES PLUS PRICE	SULPHUR GROSS	SULPHUR CO.INT	SULPHUR CO.NET	SULPHUR PRICE
	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mbbl	Mbbl	Mbbl	$/bbl	Mlt	Mlt	Mlt	$/Mlt
2003																
2004									0.9	0.2	0.1	19.77				
2005									1.6	0.4	0.3	16.60				
2006									1.3	0.3	0.2	17.17				
2007									1.1	0.3	0.2	18.32				
2008									1.0	0.2	0.2	18.86				
2009									0.8	0.2	0.1	20.03				
2010									0.7	0.2	0.1	20.60				
2011									0.6	0.1	0.1	21.17				
2012									0.5	0.1	0.1	21.75				
2013									0.4	0.1	0.1	22.35				
2014									0.4	0.1	0.1	22.94				
2015									0.3	0.1	0.1	23.53				
2016									0.3	0.1	0.0	24.13				
2017									0.2	0.0	0.0	24.74				
Total									10.0	2.5	1.7					


Sproule
ASSOCIATES
LIMITED

2003/03/24
9:33:53AM

TABLE 3

Willesden Green Non-Unit, Alberta, Viking

GAS 6 - Loc 16-12-041-07W5

25% WI sub to NC

(As of April 1, 2003)

Probable Undeveloped

FORECAST OF REVENUE BEFORE INCOME TAXES

	REVENUE						ROYALTIES						EXPENSES				
YEAR	OIL	GAS	NGL	SUL	ROY	OTHER	CROWN	PROD	RES	SUL	GCA + ROY ADJ	MINTAX	LEASE	PLANT	OTHER	NPI	OPER INCOME
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2004	0	59	4	0	0	0	14	0	0	0	1	0	9	0	0	0	41
2005	0	85	6	0	0	0	20	0	0	0	1	0	17	0	0	0	55
2006	0	68	6	0	0	0	15	0	0	0	1	0	16	0	0	0	42
2007	0	59	5	0	0	0	12	0	0	0	1	0	16	0	0	0	37
2008	0	51	5	0	0	0	10	0	0	0	1	0	15	0	0	0	31
2009	0	45	4	0	0	0	8	0	0	0	0	0	14	0	0	0	27
2010	0	39	4	0	0	0	7	0	0	0	0	0	14	0	0	0	22
2011	0	34	3	0	0	0	5	0	0	0	0	0	13	0	0	0	18
2012	0	30	3	0	0	0	4	0	0	0	0	0	13	0	0	0	15
2013	0	26	2	0	0	0	4	0	0	0	0	0	13	0	0	0	11
2014	0	22	2	0	0	0	3	0	0	0	0	0	13	0	0	0	8
2015	0	19	2	0	0	0	3	0	0	0	0	0	13	0	0	0	6
2016	0	17	2	0	0	0	2	0	0	0	0	0	13	0	0	0	4
2017	0	10	1	0	0	0	1	0	0	0	0	0	9	0	0	0	1
Total	0	564	49	0	0	0	109	0	0	0	6	0	187	0	3	0	319

FORECAST OF REVENUE BEFORE INCOME TAXES

	INTANGIBLE			TANGIBLE												
YEAR	CEE	CDE	COGPE	CL41	PLANT	OTHER	TOTAL CAP	NETREV	CUM NETREV	ARTC	GCA POOLS	ABAND	LOAN	OVHD	CASH FLOW	CUM CF
	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$	M$
2003	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
2004	0	152	0	70	0	0	222	-181	-181	0	0	0	0	0	-181	-181
2005	0	0	0	0	0	0	0	55	-127	0	0	0	0	0	55	-127
2006	0	0	0	0	0	0	0	42	-84	0	0	0	0	0	42	-84
2007	0	0	0	0	0	0	0	37	-47	0	0	0	0	0	37	-47
2008	0	0	0	0	0	0	0	31	-16	0	0	0	0	0	31	-16
2009	0	0	0	0	0	0	0	27	11	0	0	0	0	0	27	11
2010	0	0	0	0	0	0	0	22	34	0	0	0	0	0	22	34
2011	0	0	0	0	0	0	0	18	52	0	0	0	0	0	18	52
2012	0	0	0	0	0	0	0	15	67	0	0	0	0	0	15	67
2013	0	0	0	0	0	0	0	11	78	0	0	0	0	0	11	78
2014	0	0	0	0	0	0	0	8	87	0	0	0	0	0	8	87
2015	0	0	0	0	0	0	0	6	92	0	0	0	0	0	6	92
2016	0	0	0	0	0	0	0	4	96	0	0	0	0	0	4	96
2017	0	0	0	0	0	0	0	1	97	0	0	0	0	0	1	97
Total	0	152	0	70	0	0	222	97	97	0	0	0	0	0	97	97


Sproule
ASSOCIATES LIMITED

2003/03/24
9:33:53AM

TABLE 3

Willesden Green Non-Unit, Alberta, Viking

GAS 6 - Loc 16-12-041-07W5

25% WI sub to NC

(As of April 1, 2003)

Probable Undeveloped

ENGINEERING DETAIL OF REPORTING UNIT

Year	Prodn Months	Shrinkage	GOR	WOR	Total NGL Rec	Sul Rec	W.I.	R.I.	Crown Oil	Crown Gas	Crown Byp's	Freehold Rate	GORR Rate	Min tax Rate	NPI Rate
		%	scf/bbl	bbl/bbl	bbl/MMcf	lt/MMcf	%	%	%	%	%	%	%	%	%
2003	0	0	0	0.00	0.0	0.0	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
2004	12	10	0	0.00	20.0	0.0	25.000	0.000	0.000	19.950	59.426	0.000	0.000	0.000	0.000
2005	12	10	0	0.00	20.0	0.0	25.000	0.000	0.000	18.505	63.983	0.000	0.000	0.000	0.000
2006	12	10	0	0.00	20.0	0.0	25.000	0.000	0.000	16.763	62.943	0.000	0.000	0.000	0.000
2007	12	10	0	0.00	20.0	0.0	25.000	0.000	0.000	15.386	61.116	0.000	0.000	0.000	0.000
2008	12	10	0	0.00	20.0	0.0	25.000	0.000	0.000	14.055	60.289	0.000	0.000	0.000	0.000
2009	12	10	0	0.00	20.0	0.0	25.000	0.000	0.000	12.870	58.740	0.000	0.000	0.000	0.000
2010	12	10	0	0.00	20.0	0.0	25.000	0.000	0.000	11.757	58.013	0.000	0.000	0.000	0.000
2011	12	10	0	0.00	20.0	0.0	25.000	0.000	0.000	10.780	57.327	0.000	0.000	0.000	0.000
2012	12	10	0	0.00	20.0	0.0	25.000	0.000	0.000	9.934	56.655	0.000	0.000	0.000	0.000
2013	12	10	0	0.00	20.0	0.0	25.000	0.000	0.000	9.250	56.009	0.000	0.000	0.000	0.000
2014	12	10	0	0.00	20.0	0.0	25.000	0.000	0.000	8.603	55.398	0.000	0.000	0.000	0.000
2015	12	10	0	0.00	20.0	0.0	25.000	0.000	0.000	8.060	54.819	0.000	0.000	0.000	0.000
2016	12	10	0	0.00	20.0	0.0	25.000	0.000	0.000	7.583	54.260	0.000	0.000	0.000	0.000
2017	9	10	0	0.00	20.0	0.0	25.000	0.000	0.000	7.250	53.721	0.000	0.000	0.000	0.000

ENGINEERING DETAIL OF REPORTING UNIT (cont.)

Year	Decline Rate	GCA Rate	Prod Exp Yearly	Prod Exp wl-mon	Prod Exp Var-Oil	Prod Exp Var-Truck	Prod Exp Var-Gas	Prod Exp Wtr/NGL	ARTC & Sask Corp	OvhdExp +Aband	Gross Intang Investment		Gross CL41 Investment		Gross Oth Tang Investment	
	%	$/mcf	M$	M$/w/m	$/bbl	$/bbl	$/mcf	$/bbl	%	M$	Cur M$	Fut M$	Cur M$	Fut M$	Cur M$	Fut M$
2003	0.00	0.000	0	0.00	0.00	0.00	0.00	0.00	0.0	0	0	0	0	0	0	0
2004	0.00	0.246	0	3.02	0.00	0.00	0.41	1.02	0.0	0	600	609	275	279	0	0
2005	0.00	0.249	0	3.09	0.00	0.00	0.41	1.03	0.0	0	0	0	0	0	0	0
2006	14.85	0.253	0	3.14	0.00	0.00	0.42	1.05	0.0	0	0	0	0	0	0	0
2007	14.85	0.257	0	3.18	0.00	0.00	0.42	1.06	0.0	0	0	0	0	0	0	0
2008	15.08	0.261	0	3.22	0.00	0.00	0.43	1.08	0.0	0	0	0	0	0	0	0
2009	14.61	0.265	0	3.28	0.00	0.00	0.44	1.09	0.0	0	0	0	0	0	0	0
2010	14.85	0.269	0	3.33	0.00	0.00	0.44	1.11	0.0	0	0	0	0	0	0	0
2011	14.85	0.273	0	3.38	0.00	0.00	0.45	1.13	0.0	0	0	0	0	0	0	0
2012	15.08	0.277	0	3.42	0.00	0.00	0.46	1.14	0.0	0	0	0	0	0	0	0
2013	14.61	0.281	0	3.48	0.00	0.00	0.46	1.16	0.0	0	0	0	0	0	0	0
2014	14.85	0.285	0	3.53	0.00	0.00	0.47	1.18	0.0	0	0	0	0	0	0	0
2015	14.85	0.289	0	3.58	0.00	0.00	0.48	1.20	0.0	0	0	0	0	0	0	0
2016	15.08	0.294	0	3.63	0.00	0.00	0.49	1.21	0.0	0	0	0	0	0	0	0
2017	18.99	0.298	0	3.70	0.00	0.00	0.49	1.23	0.0	0	0	0	0	0	0	0
											600	609	275	279	0	0

Fed Inc Tax Rate : 29.120 Prov Inc Tax Rate : 13.000


Sproule
ASSOCIATES
LIMITED


NORTHWEST TERRITORIES
T. 126
T. 120
T. 110
T. 100
T. 90
T. 80
T. 50
T. 40
T. 30
T. 20
T. 10
T. 1
6th Meridian
5th Meridian
4th Meridian
BRITISH COLUMBIA
SASKATCHEWAN
EDMONTON
WILLESDEN GREEN NON-UNIT
T. 41-44 R. 6-9 W. 5
CALGARY
U.S.A.
ALBERTA
LOCATION MAP
SHOWING
WILLESDEN GREEN
NON-UNIT
Mi. 50 25 0 50 Mi.
Km. 80 40 0 80 Km.
Sproule
14689

R10 9W5 8W5 7W5 6W5 5W5

T45

T44

T43

T42

T41

T40

R10 9W5 8W5 7W5 6W5 5W5



Scale: 1:225,000
0 Kilometers 5
0 Miles 4

Well Symbols

- Location
- Gas Well
- Oil Well
- Oil & Gas
- Bitumen
- Drilling
- Service
- Injector
- Suspend
- Capped
- D & A
- Abdn Oil&Gas

Layer Legend

- Working List (Well Symbols)
- IPL_Gas_Plants
- IPL_Wells (Well Symbols)
- IPL_Pipe_Sour_Gas (Pipeline Styles)
- IPL_Pipe_Natural_Gas (Pipeline Styles)
- WILLESDEN GREEN NON UNIT P&NG HOLDINGS

PETRO-CANADA OIL AND GAS

WILLESDEN GREEN NON UNIT AREA
ALBERTA

Author: SPROULE ASSOCIATES LIMITED
Project: PETROCANADA14689.pdp
Map: WILLESDEN GREEN NON UNIT
Date: 3/27/2003

Created by Merak PetroDesk (v.2001.1)

TABLE 1
WILLESDEN GREEN NON UNIT, ALBERTA
LAND INVENTORY

P. & N. G. LEASE	DESCRIPTION T-R-M	SECTION	COMPANY INTERESTS	LESSOR ROYALTY	OTHER BURDENS	GROSS ACRES	LEASE EXPIRY DATE	REMARKS
359	042-07-5	E 19	5% GORR	CROWN		320	Continued	All P&NG from base Edmonton to base Lea Park excluding Belly River NG. Interest is 33.3333% of 1/23.8365(5-15%) oil, 15% gas GORR.
	042-07-5	E 19	33.33% WI	CROWN		(320)	Continued	P&NG from base Lea Park to top Cardium. Lands duplicated above.
	042-07-5	E 19	10% GORR	CROWN		(320)	Continued	Natural gas in Belly River. Lands duplicated above. Interest is 66.6667% of 15% GORR.
	042-07-5	W 20	33.33% WI	CROWN		320	Continued	P&NG from base Edmonton to top Cardium.
360	042-07-5	W 30, W 31	33.33% WI	CROWN		640	Continued	P&NG from base Edmonton to top Cardium.
2966	042-07-5	E 05	100% WI	CROWN		320	Continued	P&NG from base Edmonton to base Belly River.
4203	042-07-5	W 19	100% WI	CROWN		320	Continued	P&NG from base Edmonton to top Cardium excluding NG from base Edmoton to base Belly River.
	042-07-5	W 19	15% GORR	CROWN		(320)	Continued	Natural gas from base Edmoton to top Belly River. Lands duplicated above.
	042-07-5	W 19	10% GORR	CROWN		(320)	Continued	Natural gas in Belly River. Lands duplicated above. Interest is 66.6667% of 15% GORR.
6772	042-07-5	NW 32	100% WI	CROWN		160	Continued	P&NG from base Edmonton to top Cardium.
8311	043-08-5	W 05, E 06, N & SE 07, W 08	50% WI	CROWN		1,440	Continued	P&NG from base Edmonton to base Cardium.
25258	043-06-5	NW 03	100% WI	CROWN		160	Continued	P&NG from base Edmonton to base Cardium.
	043-06-5	N 04, N 05, NE 06, E 07	100% WI	CROWN		1,120	Continued	P&NG from base Edmonton to top Cardium.
	043-06-5	SW 17	5.625% GORR	CROWN		160	Continued	P&NG from base Edmonton to base Belly River. Interest is 37.5% of 1/23.85(5-15%) oil, 15% gas GORR.
	043-06-5	SW 17	37.5% WI	CROWN		(160)	Continued	P&NG from base Belly River to base Cardium. Lands duplicated above.
	043-06-5	SE 18	15% GORR	CROWN		160	Continued	P&NG from base Edmonton to base Belly River. Interest is 1/23.84(5-15%) oil, 15% gas GORR.

TABLE 1
WILLESDEN GREEN NON UNIT, ALBERTA
LAND INVENTORY

P. & N. G. LEASE	DESCRIPTION T-R-M	SECTION	COMPANY INTERESTS	LESSOR ROYALTY	OTHER BURDENS	GROSS ACRES	LEASE EXPIRY DATE	REMARKS
25258	043-06-5	SE 18	100% WI	CROWN		(160)	Continued	P&NG from base Belly River to top Cardium. Lands duplicated above.
	043-06-5	E 09, SW 10	15% GORR	CROWN		480	Continued	P&NG from base Edmonton to base Belly River. Interest is 1/150(5-15%) oil, 15% gas GORR.
	043-06-5	E 09, SW 10	100% WI	CROWN		(480)	Continued	P&NG from base Belly River to base Cardium. Lands duplicated above.
	043-06-5	SW 09	15% GORR	CROWN		160	Continued	P&NG from base Edmonton to base Belly River. Interest is 1/150(5-15%) oil, 15% gas GORR.
	043-06-5	SW 09	100% WI	CROWN		(160)	Continued	P&NG from base Belly River to top cardium. Lands duplicated above.
32979	042-07-5	E 06	100% WI	CROWN		320	Continued	P&NG from base Edmonton to base Cardium.
	042-07-5	W 05	100% WI	CROWN		320	Continued	P&NG from base Edmonton to base Belly River.
34953	042-07-5	NE 18	25% WI	CROWN		160	Continued	P&NG from base Edmonton to base Cardium.
34954	042-07-5	N 35	100% WI	CROWN		320	Continued	P&NG from base Edmonton to base Viking excluidng Viking NG.
	042-07-5	N 35	100% WI	CROWN	10% GORR on 66.67% prod	(320)	Continued	Natural gas in Viking. Lands duplicated above.
42281	044-08-5	SE 32	11% WI	CROWN		160	Continued	P&NG from base Edmonton to base Cardium.
42409	044-08-5	SW 32	11% WI	CROWN		160	Continued	P&NG from base Edmonton to base Cardium.
103603	043-07-5	NW 12, NW 13	88.2471% WI	CROWN		320	Continued	P&NG from base Edmonton to top Cardium.
105832	043-06-5	SW 04	100% WI	CROWN	SS GORR	160	Continued	P&NG from base Edmonton to top Cardium.
105833	043-06-5	S 05	100% WI	CROWN	SS GORR	320	Continued	P&NG from base Edmonton to top Cardium.
105834	043-06-5	S 06	100% WI	CROWN	SS GORR	320	Continued	P&NG from base Edmonton to top Cardium.
105835	043-06-5	NW 06	100% WI	CROWN	SS GORR	160	Continued	P&NG from base Edmonton to top Cardium.
105836	043-06-5	W 07	100% WI	CROWN	SS GORR	320	Continued	P&NG from base Edmonton to top Cardium.
105837	043-06-5	SW 18	15% GORR	CROWN	SS GORR pd out	160	Continued	P&NG from base Edmonton to base Belly River. Interest is

TABLE 1
WILLESDEN GREEN NON UNIT, ALBERTA
LAND INVENTORY

P. & N. G. LEASE	DESCRIPTION T-R-M	SECTION	COMPANY INTERESTS	LESSOR ROYALTY	OTHER BURDENS	GROSS ACRES	LEASE EXPIRY DATE	REMARKS
105837					of PCOG GORR			1/23.84(5-15%) oil, 15% gas GORR.
	043-06-5	SW 18	100% WI	CROWN	8S GORR	(160)	Continued	P&NG from base Belly River to top Cardium. Lands duplicated above.
107381	043-07-5	E 01	100% WI	CROWN		320	Continued	P&NG from base Edmonton to top Cardium.
107382	043-07-5	E 12	100% WI	CROWN		320	Continued	P&NG from base Edmonton to top Cardium.
107383	043-07-5	E 13	100% WI	CROWN		320	Continued	P&NG from base Edmonton to top Cardium.
107450	042-06-5	S 32	50% WI	CROWN		320	Continued	Natural gas in Belly River EEE.
108214	042-06-5	NE 31	100% WI	CROWN		160	Continued	P&NG from base Edmonton to base Cardium.
108215	042-06-5	N 32	100% WI	CROWN		320	Continued	P&NG from base Edmonton to top Cardium excluding Belly River EEE NG.
	042-06-5	N 32	50% WI	CROWN		(320)	Continued	Natural gas in Belly River EEE. Lands duplicated above.
108216	042-06-5	NW 33	100% WI	CROWN		160	Continued	P&NG from base Edmonton to top Cardium.
108217	043-06-5	SE 04	100% WI	CROWN		160	Continued	P&NG from base Edmonton to top Cardium.
108218	043-06-5	N 18	15% GORR	CROWN		320	Continued	P&NG from base Edmonton to base Belly River. Interest is 1/23.84(5-15%0 oil, 15% gas GORR.
	043-06-5	N 18	100% WI	CROWN		(320)	Continued	P&NG from base Belly River to top Cardium. Lands duplicated above.
109936	043-06-5	NW 17	5.625% GORR	CROWN		160	Continued	P&NG from base Edmonton to base Belly River. Interest is 37.5% of 1/23.85(5-15%) oil, 15% gas GORR.
	043-06-5	NW 17	37.5% WI	CROWN		(160)	Continued	P&NG from base Belly River to base Cardium. Lands duplicated above.
116076	041-07-5	NW 01	BPO: 7.5% GORR	CROWN		160	Continued	P&NG from base Edmonton to base Viking excluding Viking. BPO interest is 71.4286% of 1/150(5-15%) oil, 15% gas GORR on 70% prod.
			APO: 25% WI	CROWN				
	041-07-5	NW 01	BPO: 7.5% WI	CROWN		(160)	Continued	P&NG from base Viking to top Mississippian. Lands duplicated

TABLE 1
WILLESDEN GREEN NON UNIT, ALBERTA
LAND INVENTORY

P. & N. G. LEASE	DESCRIPTION T-R-M	SECTION	COMPANY INTERESTS	LESSOR ROYALTY	OTHER BURDENS	GROSS ACRES	LEASE EXPIRY DATE	REMARKS
116076								above. BPO interest is 50% of 1/150(5-15%) oil, 15% gas GORR.
			APO: 25% WI	CROWN				
	041-07-5	S & NE 01	25% WI	CROWN		480	Continued	P&NG from base Edmonton to top Mississippian.
	041-07-5	12	25% WI	CROWN		640	Continued	P&NG from base Edmonton to base Viking excluding Viking.
116082	041-07-5	29, E 30, E 31, 32, W 33	100% WI	CROWN		2,240	Continued	P&NG from base Edmonton to base Jurassic.
116083	041-07-5	E 34, 35	100% WI	CROWN		960	Continued	P&NG from base Edmonton to top Cardium.
116085	042-07-5	NW 22	100% WI	CROWN		160	Continued	P&NG from base Edmonton to base Viking excluding Cardium.
	042-07-5	10, 11, 12, 13, 14, 15, S & NE 22, 23, 24	100% WI	CROWN		5,600	Continued	P&NG from base Edmonton to top Cardium.
116086	042-07-5	SW 17	100% WI	CROWN		160	Continued	P&NG from base Edmonton to top Cardium.
116087	042-07-5	W 28, E 30, SW 32	100% WI	CROWN		800	Continued	P&NG from base Edmonton to top Cardium.
	042-07-5	SE 28, SE 31, SE 32, SW 33	100% WI	CROWN		640	Continued	P&NG from base Edmonton to base Cardium.
	042-07-5	29	100% WI	CROWN		640	Continued	P&NG from base Edmonton to base Jurassic excluding Cardium.
	042-07-5	NE 28	100% WI	CROWN		160	Continued	P&NG from base Edmonton to top Viking.
116088	042-07-5	NW 33	100% WI	CROWN		160	Continued	P&NG from base Edmonton to base Cardium.
116089	042-07-5	S 35	100% WI	CROWN		320	Continued	P&NG from base Edmonton to base Cardium.
116090	042-07-5	NE 36	100% WI	CROWN		160	Continued	P&NG from base Edmonton to top Cardium.
	042-07-5	S 36	100% WI	CROWN		320	Continued	P&NG from base Edmonton to base Cardium.
	042-07-5	NW 36	100% WI	CROWN		160	Continued	P&NG from base Edmonton to base Cardium excluding Belly River.
	042-07-5	NW 36	50% WI	CROWN		(160)	Continued	P&NG in Belly River. Lands duplicated above.
119697	042-06-5	N 17, N 18, S 19,	100% WI	CROWN		1,280	Continued	P&NG from base Edmonton to top Cardium.

TABLE 1
WILLESDEN GREEN HON UNIT, ALBERTA
LAND INVENTORY

P. & N. G. LEASE	DESCRIPTION T-R-M	SECTION	COMPANY INTERESTS	LESSOR ROYALTY	OTHER BURDENS	GROSS ACRES	LEASE EXPIRY DATE	REMARKS
119697		S 20						
119719	041-07-5	E 27	100% WI	CROWN		320	Continued	P&NG from base Edmonton to top Cardium.
119720	041-07-5	E 33	100% WI	CROWN		320	Continued	P&NG from base Edmonton to base Jurassic excluding Cardium.
	041-07-5	W 34	100% WI	CROWN		320	Continued	P&NG from base Edmonton to top Cardium.
122070	042-07-5	03	100% WI	CROWN		640	Continued	P&NG from base Edmonton to top Cardium.
122273	042-07-5	E 09	100% WI	CROWN		320	Continued	P&NG from base Edmonton to top Cardium.
122274	042-07-5	16	100% WI	CROWN		640	Continued	P&NG from base Edmoton to top Cardium.
122275	042-07-5	E 20, 21	100% WI	CROWN		960	Continued	P&NG from base Edmonton to top Cardium.
122736	042-07-5	01, 02	100% WI	CROWN		1,280	Continued	P&NG from base Edmonton to top Cardium.
122764	043-09-5	SE 01	100% WI	CROWN		160	Continued	P&NG from base Edmonton to base Cardium.
122765	043-09-5	NW 01	BPO: 7.5% GORR	CROWN		160	Continued	P&NG from base Edmonton to base Cardium. Interest is 50% of 1/23.85(5-15%) oil, 15% gas GORR.
			APO: 17.5% WI	CROWN				
	043-09-5	SW 01	17.5% WI	CROWN		160	Continued	P&NG from base Edmonton to base Cardium.
122766	043-09-5	NE 11	17.5% WI	CROWN		160	Continued	P&NG from base Edmonton to base Cardium.
122767	043-09-5	NW 12	17.5% WI	CROWN		160	Continued	P&NG from base Edmonton to base Cardium.
124070	042-07-5	04	100% WI	CROWN		640	Continued	P&NG from base Edmonton to base Jurassic excluding Cardium.
125581	042-07-5	NW 17	100% WI	CROWN		160	Continued	P&NG from base Edmonton to top Cardium.
125930	042-07-5	NE 17	6.6666% WI	CROWN		160	Continued	P&NG from base Edmonton to base Viking excluding Cardium.
	042-07-5	SE 17	6.6666% WI	CROWN		160	Continued	P&NG from base Edmonton to top Cardium.
103603A	043-07-5	SW 13	88.2471% WI	CROWN		160	Continued	P&NG from base Edmoton to top Cardium.
116086A	042-07-5	SE 18	25% WI	CROWN		160	Continued	P&NG from base Edmonton to base Cardium.
122765A	043-09-5	SE 11, SW 12	17.5% WI	CROWN		320	Continued	P&NG from base Edmonton to base Cardium.

TABLE 1
WILLESDEN GREEN NON UNIT, ALBERTA
LAND INVENTORY

P. & N. G. LEASE	DESCRIPTION T-R-M	SECTION	COMPANY INTERESTS	LESSOR ROYALTY	OTHER BURDENS	GROSS ACRES	LEASE EXPIRY DATE	REMARKS
122767A	043-09-5	NE 12, SE 13	50% WI	CROWN		320	Continued	P&NG from base Edmonton to base Cardium.
0177060033	043-06-5	S 19	33.333% WI	CROWN		320	Continued	P&NG from base Edmonton to base Cardium.
0501100142	042-07-5	S & NE 01	100% WI	CROWN		(480)	2006 Oct 03	P&NG from base Cardium to top Mississippian. Lands duplicated above.
	042-07-5	NW 01	100% WI	CROWN		(160)	2006 Oct 03	P&NG from base Rock Creek to top Mississippian. Lands duplicated above.
0502070465	043-07-5	14	100% WI	CROWN		640	2007 Jul 24	P&NG from base Edmoton to top Mississippian.
0502100205	043-07-5	W 04	100% WI	CROWN		320	2007 Oct 02	P&NG from base Viking to top Mississippian.
0502100207	043-07-5	W 09	100% WI	CROWN		320	2007 Oct 02	P&NG from base Viking to top Mississippian.
0502100209	043-07-5	E 11	100% WI	CROWN		320	2007 Oct 02	P&NG from base Viking to top Mississippian.
0502100211	043-07-5	W 11	100% WI	CROWN		320	2007 Oct 02	P&NG from base Viking to top Mississippian.
0502100439	043-07-5	SE 07	100% WI	CROWN		160	2007 Oct 16	P&NG from base Viking to top Mississippian.
0502100442	043-07-5	SW 07	100% WI	CROWN		160	2007 Oct 16	P&NG from base Viking to top Mississippian.
0502100445	043-07-5	NW 07	100% WI	CROWN		160	2007 Oct 16	P&NG from base Viking to top Mississippian.
0502100448	043-07-5	NE 07	100% WI	CROWN		160	2007 Oct 16	P&NG from base Viking to top Mississippian.
0577060134	043-06-5	NW 09	13.33% GORR	CROWN		160	Continued	P&NG from base Edmonton to base Belly River. Interest is 1/150(5-15%) oil, 15% gas GORR on 88.8935% prod.
	043-06-5	NW 09	88.8935% WI	CROWN		(160)	Continued	P&NG from base Belly River to base Cardium. Lands duplicated above.
0577070036	043-06-5	SE 17	5.625% GORR	CROWN		160	Continued	P&NG from base Edmonton to base Belly River. Interest is 37.5% of 1/23.85(5-15%0 oil, 15% gas GORR.
	043-06-5	SE 17	37.5% WI	CROWN		(160)	Continued	P&NG from base Belly River to base Cardium. Lands duplicated above.
0581030204	044-08-5	SE & NW 10, 14, 15, S & NW 23, W	22% WI	CROWN		3,040	Continued	P&NG from base Edmonton to base Cardium.

TABLE 1
WILLESDEN GREEN NON UNIT, ALBERTA
LAND INVENTORY

P. & N. G. LEASE	DESCRIPTION T-R-M	SECTION	COMPANY INTERESTS	LESSOR ROYALTY	OTHER BURDENS	GROSS ACRES	LEASE EXPIRY DATE	REMARKS
0581030204		26, 27						
	044-08-5	NE 10	22% WI	CROWN		160	Continued	P&NG from base Edmonton to top Cardium.
	044-08-5	NE 10	BPO: 0% WI APO: 22% WI	CROWN CROWN		(160)	Continued	P&NG in Cardium. Payout based on 300% penalty.
	044-08-5	N 32	11% WI	CROWN		320	Continued	P&NG from base Edmonton to base Cardium.
0581040025	041-07-5	21	25% WI	CROWN		640	Continued	P&NG from base Edmonton to base Jurassic.
0583060259	042-07-5	SW 21	45% WI	CROWN		(160)	Continued	P&NG from base Cardium to base Viking. Lands duplicated above.
0583060263	042-07-5	NW 33	BPO: 15% GORR	CROWN		(160)	Continued	P&NG from base Cardium to base Viking. Lands duplicated above. Interest is 1/23.8365(5-15%) oil, 15% gas GORR.
			APO: 50% WI	CROWN				
0587070420	042-07-5	E 34	100% WI	CROWN	10% GORR on 66.67% prod	320	Continued	Natural gas in Viking.
	042-07-5	S 35	100% WI	CROWN	10% GORR on 66.67% prod	(320)	Continued	Natural gas in Viking. Lands duplicated above.
0587100543	042-06-5	22	25% WI	CROWN		640	Continued	P&NG from base Cardium to base Viking.
0588040504	043-08-5	13	100% WI	CROWN		640	Continued	P&NG from base Cardium to base Jurassic.
0589010497	043-08-5	12	100% WI	CROWN		640	Continued	P&NG from base Cardium to base Jurassic.
0589100403	045-08-5	08	5% GORR	CROWN		640	Continued	P&NG from base Edmonton to base Belly River. Interest is 33.33% of 1/23.84(5-15%) oil, 15% gas GORR.
0595010208	041-07-5	W 30	100% WI	CROWN		320	Continued	P&NG from base Edmonton to base Rock Creek.
5497010203	042-06-5	21	100% WI	CROWN		640	2006 Jan 22	P&NG from base Jurassic to top Mississippian.
	042-06-5	NE 31, 32, NW 33	100% WI	CROWN		(960)	2006 Jan 22	P&NG from base Cardium to top Mississippian. Lands duplicated above.
	042-06-5	28, 29, S & NW 31, S & NE 33	100% WI	CROWN		2,240	2006 Jan 22	P&NG from base Cardium to top Mississippian.
5497020024	042-07-5	10, 11, 12, 13	100% WI	CROWN		(2,560)	2006 Feb 05	P&NG from base Cardium to top Mississippian. Lands duplicated

TABLE 1
WILLESDEN GREEN NON UNIT, ALBERTA
LAND INVENTORY

P. & N. G. LEASE	DESCRIPTION T-R-M	SECTION	COMPANY INTERESTS	LESSOR ROYALTY	OTHER BURDENS	GROSS ACRES	LEASE EXPIRY DATE	REMARKS
5497020024								above.
5497030012	041-07-5	S & NW 36	100% WI	CROWN		480	2006 Mar 05	P&NG from base Cardium to top Mississippian.
	041-07-5	02, 35	100% WI	CROWN		(1,280)	2006 Mar 05	P&NG from base Cardium to top Mississippian. Lands duplicated above.

WILLESDEN GREEN NON-UNIT

W.I. %	UWI	WELL NAME	FLUID/ STATUS/TYPE	ON PROD DATE	POOL NAME	OPERATOR NAME
100%	00/07-29-041-07W5/0	PC WILLGR 7-29-41-7	Abd Zone	N/A	RCKK	Petro-Canada
100%	00/07-29-041-07W5/2	PC WILLGR 7-29-41-7	Abd Zone	N/A	VKNG	Petro-Canada
100%	00/07-29-041-07W5/3	PC WILLGR 7-29-41-7	Standing	N/A	None	Petro-Canada
100%	00/10-30-041-07W5/0	PC CROWN BS WILLGR 10-30-41-7	Producing Gas	93-11-24	RCKK	Petro-Canada
100%	00/16-32-041-07W5/0	PC CROWN BS WILLGR 16-32-41-7	Producing Gas	88-07-17	RCKK	Petro-Canada
100%	00/01-33-041-07W5/0	PC WILLGR 1-33-41-7	Standing	N/A	None	Petro-Canada
100%	00/01-33-041-07W5/2	PC WILLGR 1-33-41-7	Pumping Oil	02-01-17	None	Petro-Canada
100%	02/06-35-041-07W5/0	PC 102 WILLGR 6-35-41-7	Pumping Oil	92-11-04	BLRV	Petro-Canada
100%	02/14-35-041-07W5/0	PC 02 WILLGR 14-35-41-7	Producing Gas	02-01-28	RCKK	Petro-Canada
100%	02/14-35-041-07W5/2	PC 02 WILLGR 14-35-41-7	Producing Gas	01-07-04	OCDZ	Petro-Canada
100%	02/16-35-041-07W5/0	PC 102 WILLGR 16-35-41-7	Pumping Oil	93-02-11	BLRV	Petro-Canada
100%	02/16-18-042-06W5/0	PC 102 WILLGR 16-18-42-6	Pumping Oil	87-08-23	BLRV	Petro-Canada
100%	00/02-20-042-06W5/0	HESS ET AL WILLESDEN GREEN 2-20-42-6	Abandoned	N/A	None	177293 Canada Ltd.
25%	00/11-22-042-06W5/0	PENN WEST ET AL WILLGR 11-22-42-6	Pumping Oil	84-01-12	VKNG	Penn West Petroleum Ltd.
100%	00/05-29-042-06W5/0	PC WILLGR 5-29-42-6	Abandoned	N/A	None	Petro-Canada
100%	02/06-29-042-06W5/0	HESS ICGR WILLGR 6-29-42-6	Abandoned	N/A	None	177293 Canada Ltd.
100%	00/07-31-042-06W5/0	PC WILLGR 7-31-42-6	Abandoned	N/A	None	Petro-Canada
50%	02/06-32-042-06W5/0	ESSO WILLGR 6-32-42-6	Producing Gas	93-10-20	BLRV	Imperial Oil Resources Ltd.
100%	02/08-01-042-07W5/0	PC WILLGR 8-1-42-7	Abandoned	N/A	ELRL	Petro-Canada
100%	02/06-02-042-07W5/0	PC 02 WILLGR 6-2-42-7	Producing Gas	01-07-06	ELRL	Petro-Canada
100%	02/06-02-042-07W5/2	PC 02 WILLGR 6-2-42-7	Producing Gas	01-03-24	ELRL	Petro-Canada
100%	02/08-02-042-07W5/0	PC O2 WILLGR 8-2-42-7	Flowing Oil	01-01-12	ELRL	Petro-Canada
% in wellbo	0/14-02-042-07W5/0	HESS ET AL WILLGR 14-2-42-7	Abandoned	N/A	None	Petro-Canada
100%	0/14-02-042-07W5/2	HESS ET AL WILLGR 14-2-42-7	Abd Zone	09/02/1983	None	Petro-Canada
100%	02/16-02-042-07W5/0	PC 02 WILLGR 16-2-42-7	Standing	N/A	None	Petro-Canada
100%	00/16-03-042-07W5/0	HESS CROWN CV WILLGR 16-3-42-7	Abandoned	N/A	None	177293 Canada Ltd.
100%	00/06-05-042-07W5/0	HESS CROWN CG WILLGRW 6-5-42-7	Shut In Gas	N/A	BLRV	177293 Canada Ltd.
100%	00/07-06-042-07W5/0	PC WILLGR 7-6-42-7	Pumping Oil	83-09-20	CRDM	Petro-Canada
100%	02/06-12-042-07W5/0	PC 102 WILLGR 6-12-42-7	Flowing Oil	01-05-08	ELRL	Petro-Canada
100%	02/06-12-042-07W5/2	PC 102 WILLGR 6-12-42-7	Comingled Gas	00-11-01	ELRL	Petro-Canada
100%	02/08-12-042-07W5/0	PC 102 WILLGR 8-12-42-7	Flowing Oil	00-03-26	ELRL,RCKK	Petro-Canada
100%	02/08-12-042-07W5/2	PC 102 WILLGR 8-12-42-7	Comingled Gas	00-06-12	ELRL,RCKK	Petro-Canada
100%	02/14-12-042-07W5/0	PC 102 WILLGR 14-12-42-7	Standing	N/A	None	Petro-Canada

WILLESDEN GREEN NON-UNIT

W.I. %	UWI	WELL NAME	FLUID/ STATUS/TYPE	ON PROD DATE	POOL NAME	OPERATOR NAME
100%	02/14-12-042-07W5/2	PC 102 WILLGR 14-12-42-7	Flowing Oil	00-03-10	ELRL,RCKK	Petro-Canada
100%	02/16-12-042-07W5/0	PC 102 WILLGR 16-12-42-7	Flowing Oil	00-04-01	ELRL,RCKK	Petro-Canada
100%	02/16-12-042-07W5/2	PC 102 WILLGR 16-12-42-7	Standing	N/A	None	Petro-Canada
100%	00/01-13-042-07W5/0	PC WILLGR 1-13-42-7	Pumping Oil	00-04-07	ELRL	Petro-Canada
100%	00/06-13-042-07W5/0	PC CROWN BK WILLGR 6-13-42-7	Abandoned	N/A	None	Petro-Canada
100%	02/06-13-042-07W5/0	PC WILLESDEN GREEN 6-13-42-7	Comingled Gas	99-04-08	ELRL	Petro-Canada
100%	02/06-13-042-07W5/2	PC WILLESDEN GREEN 6-13-42-7	Flowing Oil	00-04-18	ELRL	Petro-Canada
100%	00/14-13-042-07W5/0	PC WILLGR 14-13-42-7	Flowing Oil	98-08-27	ELRL	Petro-Canada
100%	02/16-13-042-07W5/0	PC 02 WILLGR 16-13-42-7	Standing	N/A	VKNG	Petro-Canada
100%	02/16-13-042-07W5/2	PC 02 WILLGR 16-13-42-7	Flowing Oil	00-03-18	ELRL,RCKK	Petro-Canada
100%	02/06-15-042-07W5/0	PC 102 WILLGR 6-15-42-7	Abd Zone	N/A	BLRV	Petro-Canada
100%	00/11-15-042-07W5/0	PC WILLGR 11-15-42-7	Abd Zone	83-08-02	**VKNG**	177293 Canada Ltd.
100%	00/11-15-042-07W5/2	PC WILLGR 11-15-42-7	Abandoned	88-06-30	BLRV	177293 Canada Ltd.
100%	00/14-15-042-07W5/0	PC WILLGR 14-15-42-7	Abandoned	12/00/1983	CRDM	Petro-Canada
100%	00/14-15-042-07W5/2	PC WILLGR 14-15-42-7	Abd Zone	97-08-15	BLRV	Petro-Canada
6.67%	02/16-17-042-07W5/0	MOUNTAIN ET AL 102 WILLGR 16-17-42-7	Flowing Oil	83-07-01	VKNG	Epact Exploration Ltd.
25%	00/16-18-042-07W5/0	DORSET ET AL WILLGR 16-18-42-7	Pumping Oil	79-02-02	CRDM	Baytex Energy Ltd.
NCGOR	00/08-19-042-07W5/2	ACL WILLESDEN GREEN 8-19-42-7	Producing Gas	91-11-09	BLRV	Apache Canada Ltd.
0%	02/08-21-042-07W5/0	HESS WILLGR 8-21V- 42-7	Suspended Oil	84-04-01	**VKNG**	177293 Canada Ltd.
100%	02/16-21-042-07W5/0	PC 102 WILLGR 16-21-42-7	Pumping Oil	87-07-21	BLRV	Petro-Canada
100%	02/14-22-042-07W5/0	PC ET AL 102 WILLGR 14-22-42-7	Flowing Oil	86-05-01	VKNG	Petro-Canada
100%	03/14-22-042-07W5/0	PC 103 WILLGR 14-22-42-7	Abd Zone	87-11-01	BLRV	Petro-Canada
100%	03/14-22-042-07W5/2	PC 103 WILLGR 14-22-42-7	Standing	N/A	None	Petro-Canada
in MT liste	00/15-22-042-07W5/0	PC WILLGR 15-22-42-7	*Abd Zone*	85-09-01	**VKNG**	*Petro-Canada*
100%	00/15-22-042-07W5/2	PC WILLGR 15-22-42-7	Producing Gas	88-07-14	BLRV	Petro-Canada
% in wellb	00/16-22-042-07W5/0	HESS CR BK WILLGR IN 16-22-42-7	Abd Zone	03/12/1961	CRDM	Petro-Canada
% in wellb	00/16-22-042-07W5/2	HESS CR BK WILLGR IN 16-22-42-7	Standing	N/A	None	Petro-Canada
% in wellb	00/16-22-042-07W5/3	HESS CR BK WILLGR IN 16-22-42-7	Standing	N/A	None	Petro-Canada
100%	02/16-22-042-07W5/0	HESS CR BK WILLGR 16-22 BR- 42-7	Shut In Gas	N/A	BLRV	177293 Canada Ltd.
% in wellb	00/14-23-042-07W5/0	PC WILLGR 14-23-42-7	Abd Zone	84-04-01	VKNG	Petro-Canada
100%	00/14-23-042-07W5/2	PC WILLGR 14-23-42-7	Abandoned	89-06-02	BLRV	Petro-Canada
0% in MT	00/06-24-042-07W5/0	PC CROWN BK WILLGR 6-24-42-7	Abd Zone	60-08-04	CRDM	Petro-Canada
100%	00/06-24-042-07W5/2	PC CROWN BK WILLGR 6-24-42-7	Suspended Oil	N/A	BLRV	Petro-Canada

WILLESDEN GREEN NON-UNIT

W.I. %	UWI	WELL NAME	FLUID/ STATUS/TYPE	ON PROD DATE	POOL NAME	OPERATOR NAME
100%	02/08-24-042-07W5/0	PC 102 WILLGR 8-24-42-7	Producing Gas	90-08-02	BLRV	Petro-Canada
100%	02/08-24-042-07W5/2	PC 102 WILLGR 8-24-42-7	Comingled Gas	87-02-13	BLRV	Petro-Canada
% in wellbo	00/14-28-042-07W5/0	PC WILLGR 14-28-42-7	Suspended Oil		CRDM	Petro-Canada
100%	00/14-28-042-07W5/2	PC WILLGR 14-28-42-7	Pumping Oil	98-01-15	BLRV	Petro-Canada
100%	00/16-28-042-07W5/0	HESS CROWN BR WILLGRW 16-28-42-7	Abandoned	N/A	None	177293 Canada Ltd.
100%	00/06-33-042-07W5/0	PC WILLGR 6-33-42-7	Suspended Oil	81-02-09	CRDM	Petro-Canada
CGOR	00/14-33-042-07W5/0	AVONDALE ET AL WILLGR 14-33-42-7	Suspended Oil	87-10-16	VKNG	Imperial Oil Resources Ltd.
100%	00/06-35-042-07W5/0	PC WILLGR 6-35-42-7	Abandoned	80-11-20	CRDM	Petro-Canada
100%	00/12-35-042-07W5/0	HESS WILLGR 12-35-42-7	Producing Gas	88-07-14	VKNG	Petro-Canada
100%	00/06-36-042-07W5/0	PC CROWN BV WILLGR 6-36-42-7	Pumping Oil	60-10-10	CRDM	Petro-Canada
100%	00/08-36-042-07W5/0	PC WILLGR 8-36-42-7	Pumping Oil	86-01-30	CRDM	Petro-Canada
50%	00/13-31-042-08W5/0	AMOCO WILLGR 13-31-42-8	Pumping Oil	77-03-14	CRDM	Penn West Petroleum Ltd.
50%	00/16-31-042-08W5/0	AMOCO WILLGR 16-31-42-8	Flowing Oil	86-01-20	BLRV,CRDM	Penn West Petroleum Ltd.
50%	00/16-31-042-08W5/2	AMOCO WILLGR 16-31-42-8	Comingled Gas	86-03-01	BLRV,CRDM	Penn West Petroleum Ltd.
100%	00/13-03-043-06W5/0	PC WILLGR 13-3-43-6	Pumping Oil	84-05-01	CRDM	Petro-Canada
100%	00/15-04-043-06W5/0	HESS CROWN AR WILLGR 15-4-43-6	Obsv	11/08/1957	CRDM	177293 Canada Ltd.
100%	02/05-07-043-06W5/0	PC 102 WILLESDEN GREEN 5-7-43-6	Abd Zone	N/A	None	Petro-Canada
100%	02/05-07-043-06W5/2	PC 102 WILLESDEN GREEN 5-7-43-6	Standing	N/A	None	Petro-Canada
100%	00/07-09-043-06W5/0	PC WILLGR 7-9-43-6	Abd Zone	81-06-06	CRDM	Petro-Canada
NCGOR	00/07-09-043-06W5/2	PC WILLGR 7-9-43-6	Suspended Oil	89-07-04	BLRV	Petro-Canada
NCGOR	00/09-09-043-06W5/0	BAYTEX NEWQUEST WILLGR. 9-9-43-6	Abandoned	N/A	None	Baytex Energy Ltd.
NCGOR	00/06-10-043-06W5/0	PC WILLGR 6-10-43-6	Pumping Oil	81-12-26	BLRV	Petro-Canada
37.5%	02/05-17-043-06W5/0	ATCOR ET AL WILLGR 5-17-43-6	Flowing Oil	89-12-19	CRDM	Hornet Energy Ltd.
NCGOR	03/05-17-043-06W5/0	BAYTEX NEWQUEST WILLGR 5-17-43-6	Producing Gas	97-02-09	BLRV	Baytex Energy Ltd.
37.5%	00/07-17-043-06W5/0	ATCOR ET AL WILLGR 7-17-43-6	Pumping Oil	88-12-02	CRDM	Hornet Energy Ltd.
37.5%	00/13-17-043-06W5/0	ATCOR ET AL WILLGR 13-17-43-6	Abandoned	N/A	None	Canadian Forest Oil Ltd.
100.0%	00/07-07-043-07W5/0	HESS WILLGR 7-7-43-7	Abd Zone	08/08/1985	RCKK	177293 CANADA LTD.
100.0%	00/07-07-043-07W5/2	HESS WILLGR 7-7-43-7	Abnd	09/12/1985	SSPK	177293 CANADA LTD.
50%	00/04-05-043-08W5/0	AMOCO WILLGR 4-5-43-8	Pumping Oil	68-02-12	CRDM	Penn West Petroleum Ltd.
50%	00/12-05-043-08W5/0	AMOCO WILLGR 12-5-43-8	Suspended Oil	67-08-11	CRDM	Penn West Petroleum Ltd.
50%	00/02-06-043-08W5/0	AMOCO AMMIN WILLGR 2-6-43-8	Pumping Oil	76-08-11	CRDM	Penn West Petroleum Ltd.
50%	00/10-06-043-08W5/0	AMOCO WILLGR 10-6-43-8	Suspended Oil	75-08-22	CRDM	Penn West Petroleum Ltd.
50%	00/02-07-043-08W5/0	AMOCO WILLGR 2-7-43-8	Suspended Oil	68-01-31	CRDM	Penn West Petroleum Ltd.

WILLESDEN GREEN NON-UNIT

W.I. %	UWI	WELL NAME	FLUID/ STATUS/TYPE	ON PROD DATE	POOL NAME	OPERATOR NAME
50%	00/10-07-043-08W5/0	AMOCO WILLGR 10-7-43-8	Pumping Oil	66-07-03	CRDM	Penn West Petroleum Ltd.
50%	00/12-07-043-08W5/0	AMOCO WILLGR 12-7-43-8	Pumping Oil	75-07-22	CRDM	Penn West Petroleum Ltd.
50%	00/04-08-043-08W5/0	AMOCO WILLGR 4-8-43-8	Pumping Oil	67-07-20	CRDM	Penn West Petroleum Ltd.
50%	00/12-08-043-08W5/0	AMOCO WILLGR 12-8-43-8	Suspended Oil	68-01-13	CRDM	Penn West Petroleum Ltd.
100%	00/07-12-043-08W5/0	PC WILLGR 7-12-43-8	Producing Gas	88-08-04	NRDG	Penn West Petroleum Ltd.
100%	00/07-12-043-08W5/2	PC WILLGR 7-12-43-8	Comingled Gas	N/A	NRDG	Penn West Petroleum Ltd.
100%	00/07-13-043-08W5/0	PC WILLGR 7-13-43-8	Flowing Oil	85-01-09	NRDG	Penn West Petroleum Ltd.
100%	00/07-13-043-08W5/2	PC WILLGR 7-13-43-8	Comingled Gas	96-01-27	NRDG	Penn West Petroleum Ltd.
R, 17.5% A	00/11-01-043-09W5/0	ENERMARK ET AL WILLGR 11-1-43-9	Pumping Oil	83-01-17	CRDM	Penn West Petroleum Ltd.
17.5%	00/10-11-043-09W5/0	ENERMARK ET AL WILLGR 10-11-43-9	Flowing Oil	83-09-26	CRDM	Penn West Petroleum Ltd.
17.5%	00/03-12-043-09W5/0	ENERMARK ET AL WILLGR 3-12-43-9	Flowing Oil	83-05-15	CRDM	Penn West Petroleum Ltd.
50%	00/09-12-043-09W5/0	AMOCO WILLGR 9-12-43-9	Pumping Oil	76-08-02	CRDM	Penn West Petroleum Ltd.
17.5%	00/11-12-043-09W5/0	ALBANY ET AL WILLGR 11-12-43-9	Flowing Oil	83-09-06	CRDM	Penn West Petroleum Ltd.
50%	00/02-13-043-09W5/0	AMOCO WILLGR 2-13-43-9	Pumping Oil	75-12-12	CRDM	Penn West Petroleum Ltd.
PO to 22%	00/10-10-044-08W5/0	AMOCO WILLGR 10-10-44-8	Suspended Oil	82-03-01	CRDM	Penn West Petroleum Ltd.
22%	00/04-14-044-08W5/0	AMOCO WILLGR 4-14-44-8	Flowing Oil	80-06-12	CRDM	Penn West Petroleum Ltd.
22%	00/08-14-044-08W5/0	AMOCO WILLGR 8-14-44-8	Abd Zone	N/A	None	Penn West Petroleum Ltd.
22%	00/08-14-044-08W5/2	AMOCO WILLGR 8-14-44-8	Flowing Oil	85-10-01	CRDM	Penn West Petroleum Ltd.
22%	00/10-15-044-08W5/0	AMOCO WILLGR 10-15-44-8	Producing Gas	79-08-14	CRDM	Penn West Petroleum Ltd.
22%	00/08-27-044-08W5/0	AMOCO WILLGR 8-27-44-8	Producing Gas	86-12-04	BLRV,CRDM	Penn West Petroleum Ltd.
22%	00/08-27-044-08W5/2	AMOCO WILLGR 8-27-44-8	Producing Gas	87-01-24	BLRV	Penn West Petroleum Ltd.
11%	00/07-32-044-08W5/0	PENN WEST WILLGR 7-32-44-8	Suspended Gas	N/A	None	Penn West Petroleum Ltd.
Wellbore N	00/10-08-045-08W5/0	GRID ET AL ALDER 10-8-45-8	Producing Gas	06/01/1991	BLRV	Burlington Resources Canada Ltd.
Wellbore N	00/10-08-045-08W5/2	GRID ET AL ALDER 10-8-45-8	Standing	N/A	None	Burlington Resources Canada Ltd.



PC CROWN BS WILLGR 10-30-41-7 (00/10-30-041-07W5/0) Data: Sep.1987-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: ROCK CREEK H
Type: Gas
Group: Well::Willesden Green Non Unit Gas
Production Cums
Oil: 0 MSTB
Gas: 392.305 MMSCF
Water: 0.461064 MSTB
Cond: 1.17997 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1E5
1000
1E4
100
10
1
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year


PC CROWN BS WILLGR 10-30-41-7 (00/10-30-041-07W5/0) Data: Sep.1987-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: ROCK CREEK H
Type: Gas
Group: Well::Will Green N/U Gas
Avg Daily Gas1 FC 1 (Rate-Cum)
qi: 267.382 mcf/d, Nov, 1998
qf: 25.1286 mcf/d, Apr, 2016
di(Exp): 14.2854 CTD: 392.305 MMSCF
RR: 414.166 MMSCF Tot: 806.471 MMSCF
Production Cums
Oil: 0 MSTB
Gas: 392.305 MMSCF
Water: 0.461064 MSTB
Cond: 1.17997 MSTB
Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
Cum Gas1 - MMSCF
0
100
200
300
400
500
600
10
20
30
40
50
60
0
200
400
600
800


PC CROWN BS WILLGR 16-32-41-7 (00/16-32-041-07W5/0) Data: Jul.1960-Oct.2001
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: ROCK CREEK A
Type: Gas
Group: None
Production Cums
Oil: 6.01535 MSTB
Gas: 311.312 MMSCF
Water: 1.3725 MSTB
Cond: 0 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1E5
1E4
1000
1E4
1000
100
1000
100
10
100
10
1
10
1
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year



PC WILLGR 01-33-41-7 (00/01-33-041-07W5/2) Data: Jan.2002-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: 2 WS UND
Type: Oil
Group: Well::Will Green N/U Oil
Production Cums
Oil: 4.29048 MSTB
Gas: 4.00724 MMSCF
Water: 0.156623 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
1000
100
10
1
0.1
1E4
1000
100
10
1
100
10
1
0.1
.01
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Year



PC 102 WILLGR 6-35-41-7 (02/06-35-041-07W5/0) Data: Oct.1992-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: BELLY RIVER DDD
Type: Oil
Group: Well::Willesden Green Non Unit Oil
Production Cums
Oil: 114.515 MSTB
Gas: 741.145 MMSCF
Water: 2.72676 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Year
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002



PC 102 WILLGR 6-35-41-7 (02/06-35-041-07W5/0) Data: Oct.1992-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: BELLY RIVER DDD
Type: Oil
Group: Well::Will Green N/U Oil
Avg Daily Oil FC 1 (Rate-Cum)
qi: 32.1096 Bbl/d, Sep, 1999
qf: 3.01649 Bbl/d, Oct, 2008
di(Exp): 23.0239 CTD: 114.515 MSTB
RR: 15.7239 MSTB Tot: 130.238 MSTB
Production Cums
Oil: 114.515 MSTB
Gas: 741.145 MMSCF
Water: 2.72676 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
Cum Oil - MSTB
40
30
20
10
0
100
75
50
25
0
80
90
100
110
120
130


PC 02 WILLGR 14-35-41-7 (02/14-35-041-07W5/0) Data: Mar.2001-Sep.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: ROCK CREEK UND
Type: Gas
Group: None
Production Cums
Oil: 0 MSTB
Gas: 0.0709875 MMSCF
Water: 0 MSTB
Cond: 0 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
100
10
1
0.1
.01
1000
100
10
1
0.1
1E4
1000
100
10
1
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Year


PC 02 WILLGR 14-35-41-7 (02/14-35-041-07W5/2) Data: Jul.2001-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: OSTRACOD O
Type: Gas
Group: None
Production Cums
Oil: 0.215845 MSTB
Gas: 26.8652 MMSCF
Water: 0.00817713 MSTB
Cond: 0 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1000
100
10
1
0.1
1E4
1000
100
10
1
1000
100
10
1
0.1
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Year


PC 102 WILLGR 16-35-41-7 (02/16-35-041-07W5/0) Data: Feb.1993-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: BELLY RIVER DDD
Type: Oil
Group: Well::Willesden Green Non Unit Oil
Production Cums
Oil: 26.0078 MSTB
Gas: 16.8524 MMSCF
Water: 3.00793 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
0.1
1
10
100
1000
1E4
1E5
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year



PC 102 WILLGR 16-35-41-7 (02/16-35-041-07W5/0) Data: Feb.1993-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: BELLY RIVER DDD
Type: Oil
Group: Well::Will Green N/U Oil
Avg Daily Oil FC 1 (Rate-Cum)
qi: 13.7 Bbl/d, Jun, 1993
qf: 3.01139 Bbl/d, Sep, 2006
di(Exp): 12.1847 CTD: 26.0078 MSTB
RR: 5.54962 MSTB Tot: 31.5574 MSTB
Production Cums
Oil: 26.0078 MSTB
Gas: 16.8524 MMSCF
Water: 3.00793 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
Cum Oil - MSTB
0
5
10
15
20
25
0
20
40
60
80
100
0
10
20
30
40



PC 102 WILLGR 16-18-42-6 (02/16-18-042-06W5/0) Data: Jul.1987-Nov.1998
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: BELLY RIVER JJ
Type: Oil
Group: None
Production Cums
Oil: 40.1548 MSTB
Gas: 89.3803 MMSCF
Water: 55.6403 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Year
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
1000
100
10
1
0.1
1E4
1000
100
10
1
100
10
1
0.1
0.01
1E5
1E4
1000
100
10


PENN WEST ET AL WILLGR 11-22-42-6 (00/11-22-042-06W5/0) Data: Dec.1983-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: VIKING V
Type: Oil
Group: Well::Willesden Green Non Unit Oil
Production Cums
Oil: 12.5109 MSTB
Gas: 584.273 MMSCF
Water: 0.422066 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Year
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002



PENN WEST ET AL WILLGR 11-22-42-6 (00/11-22-042-06W5/0) Data: Dec.1983-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: VIKING V
Type: Oil
Group: Well::Willesden Green Non Unit Oil
Production Cums
Oil: 12.5109 MSTB
Gas: 584.273 MMSCF
Water: 0.422066 MSTB
Cond: 0 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1000
100
10
1
1E5
1E4
1000
100
10
1E4
1000
100
10
1
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year


PENN WEST ET AL WILLGR 11-22-42-6 (00/11-22-042-06W5/0) Data: Dec.1983-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: VIKING V
Type: Oil
Group: Well::Will Green N/U Oil
Avg Daily Gas1 FC 1 (Rate-Cum)
qi: 130 mcf/d, Dec, 1995
qf: 25.1196 mcf/d, Nov, 2008
di(Exp): 12.9439 CTD: 584.273 MMSCF
RR: 86.9033 MMSCF Tot: 671.176 MMSCF
Production Cums
Oil: 12.5109 MSTB
Gas: 584.273 MMSCF
Water: 0.422066 MSTB
Cond: 0 MSTB
Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
150
125
100
75
50
25
0
30
25
20
15
10
5
0
300
400
500
600
700
800
Cum Gas1 - MMSCF


ESSO WILLGR 6-32-42-6 (02/06-32-042-06W5/0) Data: Jan.1988-Oct.2002
Operator: PETRO-HUNT OIL AND GAS LTD
Field: WILLESDEN GREEN
Zone: BELLY RIVER EEE
Type: Gas
Group: Well::Willesden Green Non Unit Gas
Production Cums
Oil: 0 MSTB
Gas: 351.665 MMSCF
Water: 0.00062901 MSTB
Cond: 0.961712 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1000
100
10
1
1E5
1E4
1000
100
10
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year



ESSO WILLGR 6-32-42-6 (02/06-32-042-06W5/0) Data: Jan.1988-Oct.2002
Operator: PETRO-HUNT OIL AND GAS LTD
Field: WILLESDEN GREEN
Zone: BELLY RIVER EEE
Type: Gas
Group: None
Avg Daily Gas1 FC 1 (Rate-Cum)
qi: 260 mcf/d, Aug, 1999
qf: 25.3355 mcf/d, Oct, 2007
di(Exp): 29.6964 CTD: 351.665 MMSCF
RR: 124.563 MMSCF Tot: 476.228 MMSCF
Production Cums
Oil: 0 MSTB
Gas: 351.665 MMSCF
Water: 0.00062901 MSTB
Cond: 0.961712 MSTB
Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
Cum Gas1 - MMSCF
0
100
200
300
400
500
0
5
10
15
20
25


PC 02 WILLGR 6-2-42-7 (02/06-02-042-07W5/0) Data: Jul.2001-Sep.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: VIK,L MN _RK CK MU#1
Type: Gas
Group: Well::Will Green N/U Gas
Production Cums
Oil: 0.0497137 MSTB
Gas: 1.87407 MMSCF
Water: 0 MSTB
Cond: 0 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
0.1
1
10
100
1000
1E4
Year
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003


PC 02 WILLGR 6-2-42-7 (02/06-02-042-07W5/2) Data: Mar.2001-Jun.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: VIK,L MN _RK CK MU#1
Type: Gas
Group: Well::Willesden Green Non Unit Gas
Production Cums
Oil: 0.266818 MSTB
Gas: 28.7038 MMSCF
Water: 0.0949805 MSTB
Cond: 0 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1000
100
10
1
0.1
1E4
1000
100
10
1
1E4
1000
100
10
1
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year


PC 02 WILLGR 6-2-42-7 (02/06-02-042-07W5/2) Data: Mar.2001-Jun.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: VIK,L MN _RK CK MU#1
Type: Gas
Avg Daily Gas1 FC 1 (Rate-Cum)
qi: 52.8485 mcf/d, Jul, 2002
qf: 11.6031 mcf/d, Mar, 2009
di(Exp): 20.3066 CTD: 28.7038 MMSCF
Production Cums
Oil: 0.266818 MSTB
Gas: 28.7038 MMSCF
Water: 0.0949805 MSTB
Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
Cum Gas1 - MMSCF
0
50
100
150
200
250
0
20
40
60
80
100
0
10
20
30
40
50
60
70
80
90
100


PC O2 WILLGR 8-2-42-7 (02/08-02-042-07W5/0) Data: Dec.2000-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: VIK,L MN ,RK CK MU#1
Type: Oil
Group: Well::Will Green N/U Oil
Production Cums
Oil: 2.61595 MSTB
Gas: 23.7985 MMSCF
Water: 0.00062901 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Year
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003



PC O2 WILLGR 8-2-42-7 (02/08-02-042-07W5/0) Data: Dec.2000-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: VIK,L MN _RK CK MU#1
Type: Oil
Group: None
Production Cums
Oil: 2.61595 MSTB
Gas: 23.7985 MMSCF
Water: 0.00062901 MSTB
Cond: 0 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1000
100
10
1
0.1
1E4
1000
100
10
1
1E4
1000
100
10
1
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Year


HESS ET AL WILLGR 14-2-42-7 (00/14-02-042-07W5/0) Data: Sep.1983-Sep.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Oil
Group: None
Production Cums
Oil: 38.9151 MSTB
Gas: 17.8143 MMSCF
Water: 11.5172 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Year
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
100
10
1
0.1
.01
1000
100
10
1
0.1
100
10
1
0.1
.01
1E6
1E5
1E4
1000
100



UPRI 103 WILLESDEN GREEN 16-3-42-7 (03/16-03-042-07W5/0) Data: May.2000-Jul.2000
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: ROCK CREEK UND
Type: Oil
Group: Well::Will Green N/U Oil
Production Cums
Oil: 0.390158 MSTB
Gas: 1.64691 MMSCF
Water: 0.00503208 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Year



PC WILLGR 7-6-42-7 (00/07-06-042-07W5/0) Data: Sep.1983-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: BR,CRDM A _VIK MU#1
Type: Oil
Group: Well::Willesden Green Non Unit Oil
Production Cums
Oil: 92.1301 MSTB
Gas: 513.168 MMSCF
Water: 0.0717071 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
1000
100
10
1
0.1
1E4
1000
100
10
1
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year



PC WILLGR 7-6-42-7 (00/07-06-042-07W5/0) Data: Sep.1983-Dec.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Oil
Group: Well::Will Green N/U Oil
Avg Daily Oil FC 1 (Rate-Cum)
qi: 13.7683 Bbl/d, Nov, 2001
qf: 3.0107 Bbl/d, Aug, 2015
di(Exp): 10.4406 CTD: 92.8859 MSTB
RR: 30.1451 MSTB Tot: 123.031 MSTB
Production Cums
Oil: 92.8859 MSTB
Gas: 514.19 MMSCF
Water: 0.0717071 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
Cum Oil - MSTB
25
20
15
10
5
0
100
80
60
40
20
0
70
80
90
100
110
120



PC 102 WILLGR 6-12-42-7 (02/06-12-042-07W5/2) Data: Oct.2000-Apr.2001
Operator:
Field: WILLESDEN GREEN
Zone: VIK,L MN_RK CK MU#1
Type: Gas
Group: Well::Will Green N/U Gas
Production Cums
Oil: 6.93034 MSTB
Gas: 54.3941 MMSCF
Water: 0.0207573 MSTB
Cond: 0 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1000
100
10
1
0.1
1E4
1000
100
10
1
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Year


PC 102 WILLGR 6-12-42-7 (02/06-12-042-07W5/0) Data: Oct.2000-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: VIK,L MN _RK CK MU#1
Type: Oil
Group: Well::Willesden Green Non Unit Oil
Production Cums
Oil: 11.4895 MSTB
Gas: 164.347 MMSCF
Water: 0.164172 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
0.1
1
10
100
1000
1E4
1E5
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year



PC 102 WILLGR 6-12-42-7 (02/06-12-042-07W5/0) Data: Oct.2000-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: VIK,L MN _RK CK MU#1
Type: Oil
Group: Well::Will Green N/U Oil
Avg Daily Oil FC 1 (Rate-Cum)
qi: 26.8505 Bbl/d, Aug, 2001
qf: 3.02813 Bbl/d, Jun, 2006
di(Exp): 36.2547 CTD: 11.4895 MSTB
RR: 10.0133 MSTB Tot: 21.5028 MSTB
Production Cums
Oil: 11.4895 MSTB
Gas: 164.347 MMSCF
Water: 0.164172 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
Cum Oil - MSTB
0
5
10
15
20
25
40
30
20
10
0
100
75
50
25
0


PC 102 WILLGR 8-12-42-7 (02/08-12-042-07W5/2) Data: Jun.2000-Apr.2001
Operator:
Field: WILLESDEN GREEN
Zone: VIK,L MN .RK CK MU#1
Type: Gas
Group: None
Production Cums
Oil: 50.5078 MSTB
Gas: 98.7684 MMSCF
Water: 0 MSTB
Cond: 0 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1E5
1000
1E4
100
10
1
Year
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003


PC 102 WILLGR 8-12-42-7 (02/08-12-042-07W5/0) Data: Mar.2000-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: VIK,L MN _RK CK MU#1
Type: Oil
Group: Well::Willesden Green Non Unit Oil
Production Cums
Oil: 35.2042 MSTB
Gas: 308.501 MMSCF
Water: 0.0257894 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
0.1
1
10
100
1000
1E4
1E5
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year


PC 102 WILLGR 8-12-42-7 (02/08-12-042-07W5/0) Data: Mar.2000-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: VIK,L MN .RK CK MU#1
Type: Oil
Group: Well::Will Green N/U Oil
Avg Daily Oil FC 1 (Rate-Cum)
qi: 97.8556 Bbl/d, Aug, 2001
qf: 3.07865 Bbl/d, Nov, 2004
di(Exp): 65 CTD: 35.2042 MSTB
RR: 7.92723 MSTB Tot: 43.1314 MSTB
Production Cums
Oil: 35.2042 MSTB
Gas: 308.501 MMSCF
Water: 0.0257894 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
Cum Oil - MSTB
0
25
50
75
100
125
0
20
40
60
80
100
0
10
20
30
40
50



PC 102 WILLGR 14-12-42-7 (02/14-12-042-07W5/2) Data: Feb.2000-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: VIK,L MN _RK CK MU#1
Type: Oil
Group: Well::Willesden Green Non Unit Oil
Production Cums
Oil: 67.9731 MSTB
Gas: 269.167 MMSCF
Water: 0.235879 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
1E4
1000
100
10
1
1E5
1E4
1000
100
10
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year


PC 102 WILLGR 14-12-42-7 (02/14-12-042-07W5/2) Data: Feb.2000-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: VIK,L MN _RK CK MU#1
Type: Oil
Group: Well::Will Green N/U Oil
Avg Daily Oil FC 1 (Rate-Cum)
qi: 100.786 Bbl/d, Mar, 2001
qf: 3.02122 Bbl/d, Apr, 2010
di(Exp): 32 CTD: 67.9731 MSTB
RR: 47.4909 MSTB Tot: 115.464 MSTB
Production Cums
Oil: 67.9731 MSTB
Gas: 269.167 MMSCF
Water: 0.235879 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
Cum Oil - MSTB
0
25
50
75
100
125
0
20
40
60
80
100



AMOCO WILLGR 4-5-43-8 (00/04-05-043-08W5/0) Data: Feb.1968-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Oil
Group: Well::Willesden Green Non Unit Oil
Production Cums
Oil: 121.711 MSTB
Gas: 270.906 MMSCF
Water: 0.409485 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Year
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
1E4
1000
100
10
1
100
10
1
0.1
.01
1000
100
10
1
0.1



AMOCO WILLGR 4-5-43-8 (00/04-05-043-08W5/0) Data: Feb.1968-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Oil
Group: Well::Will Green N/U Oil
Avg Daily Oil FC 1 (Rate-Cum)
qi: 6.31919 Bbl/d, Apr, 1998
qf: 3.00492 Bbl/d, Aug, 2016
di(Exp): 4.04397 CTD: 121.711 MSTB
RR: 20.4345 MSTB Tot: 142.146 MSTB
Production Cums
Oil: 121.711 MSTB
Gas: 270.906 MMSCF
Water: 0.409485 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
Cum Oil - MSTB
90
100
110
120
130
140
0
5
10
15
20
25
0
20
40
60
80
100


AMOCO WILLGR 12-5-43-8 (00/12-05-043-08W5/0) Data: Aug.1967-Jun.1998
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Oil
Group: Well::Will Green N/U Oil
Production Cums
Oil: 125.47 MSTB
Gas: 316.501 MMSCF
Water: 2.28519 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Year
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
1E7
1E6
1E5
1E4
1000


AMOCO AMMIN WILLGR 2-6-43-8 (00/02-06-043-08W5/0) Data: Aug.1976-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A .VIK MU#1
Type: Oil
Group: Well::Will Green N/U Oil
Production Cums
Oil: 61.5594 MSTB
Gas: 489.075 MMSCF
Water: 0.315763 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Year
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003



AMOCO WILLGR 10-6-43-8 (00/10-06-043-08W5/0) Data: Aug.1975-Sep.1985
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A ,VIK MU#1
Type: Oil
Group: Well::Will Green N/U Oil
Production Cums
Oil: 44.1546 MSTB
Gas: 94.2997 MMSCF
Water: 0 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Year
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992


AMOCO WILLGR 2-7-43-8 (00/02-07-043-08W5/0) Data: Jan.1968-Aug.1999
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Oil
Group: Well::Will Green N/U Oil
Production Cums
Oil: 99.0919 MSTB
Gas: 348.839 MMSCF
Water: 0.100642 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Year
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
1E5
1E4
1000
100
10


AMOCO WILLGR 10-7-43-8 (00/10-07-043-08W5/0) Data: Jul.1966-Dec.2000
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Oil
Group: Well::Will Green N/U Oil
Production Cums
Oil: 162.846 MSTB
Gas: 471.268 MMSCF
Water: 0.221412 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Year
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003


AMOCO WILLGR 12-7-43-8 (00/12-07-043-08W5/0) Data: Jul.1975-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A _VIK MU#1
Type: Oil
Group: Well::Willesden Green Non Unit Oil
Production Cums
Oil: 88.5853 MSTB
Gas: 360.467 MMSCF
Water: 0.15222 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Year
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002


PC 102 WILLGR 16-12-42-7 (02/16-12-042-07W5/0) Data: Mar.2000-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: VIK,L MN _RK CK MU#1
Type: Oil
Group: Well::Willesden Green Non Unit Oil
Production Cums
Oil: 29.1637 MSTB
Gas: 103.116 MMSCF
Water: 0 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
0.1
1
10
100
1000
1E4
1E5
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year


PC 102 WILLGR 16-12-42-7 (02/16-12-042-07W5/0) Data: Mar.2000-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: VIK,L MN _RK CK MU#1
Type: Oil
Group: Well::Will Green N/U Oil
Avg Daily Oil FC 1 (Rate-Cum)
qi: 31.1317 Bbl/d, Apr, 2001
qf: 3.04695 Bbl/d, Nov, 2005
di(Exp): 40.3417 CTD: 29.1637 MSTB
RR: 8.18375 MSTB Tot: 37.3474 MSTB
Production Cums
Oil: 29.1637 MSTB
Gas: 103.116 MMSCF
Water: 0 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
Cum Oil - MSTB
0
25
50
75
100
125
0
20
40
60
80
100
0
10
20
30
40
50


PC WILLGR 1-13-42-7 (00/01-13-042-07W5/0) Data: Mar.2000-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: VIK,L MN _RK CK MU#1
Type: Oil
Group: Well::Willesden Green Non Unit Oil
Production Cums
Oil: 73.4378 MSTB
Gas: 256.332 MMSCF
Water: 0.614543 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
1E4
1000
100
10
1
1E5
1E4
1000
100
10
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year


PC WILLGR 1-13-42-7 (00/01-13-042-07W5/0) Data: Mar.2000-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: VIK,L MN _RK CK MU#1
Type: Oil
Group: Well::Will Green N/U Oil
Avg Daily Oil FC 1 (Rate-Cum)
qi: 141.342 Bbl/d, Nov, 2001
qf: 3.06776 Bbl/d, May, 2005
di(Exp): 66.8173 CTD: 73.4378 MSTB
RR: 15.3797 MSTB Tot: 88.8175 MSTB
Production Cums
Oil: 73.4378 MSTB
Gas: 256.332 MMSCF
Water: 0.614543 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
Cum Oil - MSTB
0
20
40
60
80
100
25
50
75
150
200



PC WILLESDEN GREEN 6-13-42-7 (02/06-13-042-07W5/0) Data: Mar.1999-May.2000
Operator:
Field: WILLESDEN GREEN
Zone: VIK,L MN ,RK CK MU#1
Type: Gas
Group: None
Production Cums
Oil: 40.8728 MSTB
Gas: 33.389 MMSCF
Water: 0.0805133 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Year


PC WILLESDEN GREEN 6-13-42-7. (02/06-13-042-07W5/2) Data: Apr.2000-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: VIK,L MN .RK CK MU#1
Type: Oil
Group: Well::Willesden Green Non Unit Oil
Production Cums
Oil: 116.738 MSTB
Gas: 559.793 MMSCF
Water: 0.761102 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
1E4
1000
100
10
1
1E5
10
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year



PC WILLESDEN GREEN 6-13-42-7 (02/06-13-042-07W5/2) Data: Apr.2000-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: VIK,L MN _RK CK MU#1
Type: Oil
Group: Well::Will Green N/U Oil
Avg Daily Oil FC 1 (Rate-Cum)
qi: 83.8687 Bbl/d, Feb, 2002
qf: 3.00734 Bbl/d, Jun, 2011
di(Exp): 30.0107 CTD: 116.738 MSTB
RR: 62.9253 MSTB Tot: 179.664 MSTB
Production Cums
Oil: 116.738 MSTB
Gas: 559.793 MMSCF
Water: 0.761102 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
250
200
150
100
50
0
100
80
60
40
20
0
0
50
100
150
200
Cum Oil - MSTB


PC WILLGR 14-13-42-7 (00/14-13-042-07W5/0) Data: Aug.1998-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: VIK,L MN _RK CK MU#1
Type: Oil
Group: Well::Willesden Green Non Unit Oil
Production Cums
Oil: 103.871 MSTB
Gas: 493.771 MMSCF
Water: 0.851679 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
1E5
1E4
1000
100
10
1
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year


PC WILLGR 14-13-42-7 (00/14-13-042-07W5/0) Data: Aug.1998-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: VIK,L MN _RK CK MU#1
Type: Oil
Group: Well::Will Green N/U Oil
Avg Daily Oil FC 1 (Rate-Cum)
qi: 148.563 Bbl/d, Jun, 1999
qf: 3.05588 Bbl/d, Sep, 2006
di(Exp): 44.3221 CTD: 103.871 MSTB
RR: 16.4512 MSTB Tot: 120.323 MSTB
Production Cums
Oil: 103.871 MSTB
Gas: 493.771 MMSCF
Water: 0.851679 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
200
150
100
50
0
100
75
50
25
0
0
25
50
75
100
125
Cum Oil - MSTB


PC 02 WILLGR 16-13-42-7 (02/16-13-042-07W5/2) Data: Mar.2000-Aug.2000
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: VIK,L MN .RK CK MU#1
Type: Oil
Group: Well::Will Green N/U Oil
Production Cums
Oil: 3.48373 MSTB
Gas: 14.5986 MMSCF
Water: 0.00817713 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Year
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003


MOUNTAIN ET AL 102 WILLGR 16-17-42-7 (02/16-17-042-07W5/0) Data: Jul.1983-Oct.2002
Operator: EPACT EXPLORATION LTD.
Field: WILLESDEN GREEN
Zone: VIKING Z
Type: Oil
Group: Well::Willesden Green Non Unit Oil
Production Cums
Oil: 65.359 MSTB
Gas: 548.747 MMSCF
Water: 0.272361 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
1000
100
10
1
0.1
1E4
1000
100
10
1
1E5
1E4
1000
100
10
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year

MOUNTAIN ET AL 102 WILLGR 16-17-42-7 (02/16-17-042-07W5/0) Data: Jul.1983-Oct.2002

Operator: EPACT EXPLORATION LTD.
Field: WILLESDEN GREEN
Zone: VIKING Z
Type: Oil
Group: Well::Will Green N/U Oil

Avg Daily Oil FC 1 (Rate-Cum)
qi: 9 Bbl/d, Jan, 1997
qf: 3.00701 Bbl/d, Nov, 2006
di(Exp): 12 CTD: 65.359 MSTB
RR: 5.78854 MSTB Tot: 71.1475 MSTB

Production Cums
Oil: 65.359 MSTB
Gas: 548.747 MMSCF
Water: 0.272361 MSTB
Cond: 0 MSTB

Avg Daily Oil - Bbl/d
Water Cut - %
20
15
10
5
0
100
75
50
25
0
50
55
60
65
70
75
80
Cum Oil - MSTB



DORSET ET AL WILLGR 16-18-42-7 (00/16-18-042-07W5/0) Data: Feb.1979-Sep.2002
Operator: BAYTEX ENERGY LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A _VIK MU#1
Type: Oil
Group: Well::Willesden Green Non Unit Oil
Production Cums
Oil: 88.5664 MSTB
Gas: 35.696 MMSCF
Water: 0.0157253 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year



DORSET ET AL WILLGR 16-18-42-7 (00/16-18-042-07W5/0) Data: Feb.1979-Sep.2002
Operator: BAYTEX ENERGY LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Oil
Group: Well::Will Green N/U Oil
Avg Daily Oil FC 1 (Rate-Cum)
qi: 26 Bbl/d, Dec, 1979
qf: 3.00111 Bbl/d, Dec, 2021
di(Exp): 6.48703 CTD: 88.5664 MSTB
RR: 42.7905 MSTB Tot: 131.357 MSTB
Production Cums
Oil: 88.5664 MSTB
Gas: 35.696 MMSCF
Water: 0.0157253 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
Cum Oil - MSTB
0
10
20
30
40
0
25
50
75
100
0
25
50
75
100
125
150


ACL WILLESDEN GREEN 8-19-42-7 (00/08-19-042-07W5/2) Data: Nov.1991-Oct.2002
Operator: APACHE CANADA LTD.
Field: WILLESDEN GREEN
Zone: BELLY RIVER BBB
Type: Gas
Group: Well::Willesden Green Non Unit Gas
Production Cums
Oil: 0 MSTB
Gas: 584.358 MMSCF
Water: 0.234621 MSTB
Cond: 5.1979 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1000
100
10
1
1E5
1E4
1000
100
10
1E4
1000
100
10
1
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year

ACL WILLESDEN GREEN 8-19-42-7 (00/08-19-042-07W5/2) Data: Nov.1991-Oct.2002

Operator: APACHE CANADA LTD.
Field: WILLESDEN GREEN
Zone: BELLY RIVER BBB
Type: Gas
Group: Well::Will Green N/U Gas

Avg Daily Gas1 FC 1 (Rate-Cum)
qi: 370 mcf/d, Jan, 1993
qf: 25.2025 mcf/d, Sep, 2007
di(Exp): 24.8114 CTD: 584.358 MMSCF
RR: 97.1083 MMSCF Tot: 681.466 MMSCF

Production Cums
Oil: 0 MSTB
Gas: 584.358 MMSCF
Water: 0.234621 MSTB
Cond: 5.1979 MSTB

Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
Cum Gas1 - MMSCF
0
100
200
300
400
500
0
5
10
15
20
25
200
300
400
500
600
700
800


HESS WILLGR 8-21V-42-7 (02/08-21-042-07W5/0) Data: Apr.1984-Oct.2001
Operator: TERRACON MCKAY LIMITED
Field: WILLESDEN GREEN
Zone: VIKING Z
Type: Oil
Group: Well::Will Green N/U Oil
Production Cums
Oil: 1.96149 MSTB
Gas: 1.62206 MMSCF
Water: 0 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Year
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
100
10
1
0.1
.01
1000
1E6
1E5
1E4



PC 102 WILLGR 16-21-42-7 (02/16-21-042-07W5/0) Data: Jul.1987-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: BELLY RIVER II
Type: Oil
Group: Well::Willesden Green Non Unit Oil
Production Cums
Oil: 90.9962 MSTB
Gas: 126.084 MMSCF
Water: 33.0916 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Year
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002



PC 102 WILLGR 16-21-42-7 (02/16-21-042-07W5/0) Data: Jul.1987-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: BELLY RIVER II
Type: Oil
Group: None
Avg Daily Oil FC 2 (Rate-Cum)
qi: 6 Bbl/d, Jan, 2004
qf: 3.02277 Bbl/d, Jun, 2007
di(Exp): 18 CTD: 90.9962 MSTB
RR: 5.52155 MSTB Tot: 96.5177 MSTB
Production Cums
Oil: 90.9962 MSTB
Gas: 126.084 MMSCF
Water: 33.0916 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
Cum Oil - MSTB


PC ET AL 102 WILLGR 14-22-42-7 (02/14-22-042-07W5/0) Data: Apr.1986-Sep.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: VIKING Z
Type: Oil
Group: Well::Will Green N/U Oil
Production Cums
Oil: 44.4484 MSTB
Gas: 624.37 MMSCF
Water: 1.25991 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Year
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003


PC WILLGR 15-22-42-7 (00/15-22-042-07W5/2) Data: Feb.1988-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: BELLY RIVER E
Type: Gas
Group: Well::Willesden Green Non Unit Gas
Production Cums
Oil: 0 MSTB
Gas: 2642.48 MMSCF
Water: 14.9597 MSTB
Cond: 2.90275 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1000
100
10
1
0.1
1E4
1000
100
10
1
1E5
1E4
1000
100
10
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year


PC WILLGR 15-22-42-7 (00/15-22-042-07W5/2) Data: Feb.1988-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: BELLY RIVER E
Type: Gas
Group: Well::Will Green N/U Gas
Avg Daily Gas1 FC 1 (Rate-Cum)
qi: 211.466 mcf/d, Jan, 1999
qf: 25.0886 mcf/d, Mar, 2011
di(Exp): 18.4002 CTD: 2642.48 MMSCF
RR: 201.298 MMSCF Tot: 2843.77 MMSCF
Production Cums
Oil: 0 MSTB
Gas: 2642.48 MMSCF
Water: 14.9597 MSTB
Cond: 2.90275 MSTB
Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
Cum Gas1 - MMSCF
0
100
200
300
400
500
0
200
400
600
800
1000
2400
2500
2600
2700
2800
2900



PC WILLGR 14-23-42-7 (00/14-23-042-07W5/2) Data: Jun.1989-Nov.2001
Operator:
Field: WILLESDEN GREEN
Zone: BELLY RIVER WW
Type: Abandoned
Group: Well::Will Green N/U Oil
Production Cums
Oil: 4.32887 MSTB
Gas: 10.0412 MMSCF
Water: 1.07749 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Year
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999


PC 102 WILLGR 8-24-42-7 (02/08-24-042-07W5/0) Data: May.1987-Jul.1998
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: BELLY RIVER FF_XX
Type: Gas
Group: Well::Will Green N/U Gas
Production Cums
Oil: 0 MSTB
Gas: 339.831 MMSCF
Water: 14.0452 MSTB
Cond: 7.26851 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1000
100
10
1
0.1
1E4
1000
100
10
1
1E4
1000
100
10
1
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
Year



PC WILLGR 14-28-42-7 (00/14-28-042-07W5/2) Data: Jan.1998-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: BELLY RIVER RRR
Type: Oil
Group: Well::Willesden Green Non Unit Oil
Production Cums
Oil: 16.8718 MSTB
Gas: 18.904 MMSCF
Water: 1.50271 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
0.1
1
10
100
1000
1E4
1E5
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year


PC WILLGR 14-28-42-7 (00/14-28-042-07W5/2) Data: Jan.1998-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: BELLY RIVER RRR
Type: Oil
Group: Well::Will Green N/U Oil
Avg Daily Oil FC 1 (Rate-Cum)
qi: 1.7795 Bbl/d, Nov, 2002
qf: 0.000123472 Bbl/d, Jun, 2016
di(Exp): 50.5466 CTD: 16.8718 MSTB
RR: 0.922991 MSTB Tot: 17.7948 MSTB
Production Cums
Oil: 16.8718 MSTB
Gas: 18.904 MMSCF
Water: 1.50271 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
0
5
10
15
20
25
Cum Oil - MSTB
0
2
4
6
8
10
12
14
16
18
20


PC WILLGR 6-33-42-7 (00/06-33-042-07W5/0) Data: Mar.1981-Oct.2001
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Oil
Group: Well::Will Green N/U Oil
Production Cums
Oil: 3.95129 MSTB
Gas: 1.29197 MMSCF
Water: 2.64373 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Year
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993



PEARSON RES WILLGR 14-33-42-7 (00/14-33-042-07W5/0) Data: Oct.1987-Oct.2002
Operator: PETRO-HUNT OIL AND GAS LTD
Field: WILLESDEN GREEN
Zone: VIKING H
Type: Oil
Group: Well::Will Green N/U Oil
Production Cums
Oil: 16.7472 MSTB
Gas: 528.786 MMSCF
Water: 0.259781 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Year
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003


HESS WILLGR 12-35-42-7 (00/12-35-042-07W5/0) Data: Oct.1983-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: VIKING H
Type: Gas
Group: Well::Willesden Green Non Unit Gas
Production Cums
Oil: 0 MSTB
Gas: 2876.27 MMSCF
Water: 12.3393 MSTB
Cond: 4.12926 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1E5
1000
1E4
100
1000
10
100
1
10
Year
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002


HESS WILLGR 12-35-42-7 (00/12-35-042-07W5/0) Data: Oct.1983-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: VIKING H
Type: Gas
Group: Well::Will Green N/U Gas
Avg Daily Gas1 FC 1 (Rate-Cum)
qi: 551.68 mcf/d, Aug, 1998
qf: 25.0087 mcf/d, Sep, 2008
di(Exp): 32.2354 CTD: 2876.27 MMSCF
RR: 203.811 MMSCF Tot: 3080.08 MMSCF
Production Cums
Oil: 0 MSTB
Gas: 2876.27 MMSCF
Water: 12.3393 MSTB
Cond: 4.12926 MSTB
Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
800
600
400
200
0
100
75
50
25
0
2600
2700
2800
2900
3000
3100
Cum Gas1 - MMSCF


PC CROWN BV WILLGR 6-36-42-7 (00/06-36-042-07W5/0) Data: Dec.1961-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: BR,CRDM A VIK MU#1
Type: Oil
Group: Well::Willesden Green Non Unit Oil
Production Cums
Oil: 210.924 MSTB
Gas: 219.114 MMSCF
Water: 17.4223 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
0.1
1
10
100
1000
1E4
1E5
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year



PC CROWN BV WILLGR 6-36-42-7 (00/06-36-042-07W5/0) Data: Dec.1961-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Oil
Group: Well::Will Green N/U Oil
Avg Daily Oil FC 1 (Rate-Cum)
qi: 16 Bbl/d, May, 1989
qf: 3.00445 Bbl/d, May, 2012
di(Exp): 9.75699 CTD: 210.924 MSTB
RR: 17.7159 MSTB Tot: 228.64 MSTB
Production Cums
Oil: 210.924 MSTB
Gas: 219.114 MMSCF
Water: 17.4223 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
Cum Oil - MSTB
0
10
20
30
40
50
160
180
200
220
240
260
150
160
170
180
190
200
210
220
230
240
250


PC WILLGR 8-36-42-7 (00/08-36-042-07W5/0) Data: Jan.1986-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Oil
Group: Well::Willesden Green Non Unit Oil
Production Cums
Oil: 424.448 MSTB
Gas: 257.574 MMSCF
Water: 38.5873 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year



PC WILLGR 8-36-42-7 (00/08-36-042-07W5/0) Data: Jan.1986-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Oil
Group: Well::Will Green N/U Oil
Avg Daily Oil FC 1 (Rate-Cum)
qi: 90.6267 Bbl/d, Jan, 2002
qf: 3.00651 Bbl/d, Nov, 2011
di(Exp): 29.3142 CTD: 424.448 MSTB
RR: 68.8477 MSTB Tot: 493.296 MSTB
Production Cums
Oil: 424.448 MSTB
Gas: 257.574 MMSCF
Water: 38.5873 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
Cum Oil - MSTB
0
50
100
150
200
0
25
50
75
100
300
350
400
450
500


AMOCO WILLGR 13-31-42-8 (00/13-31-042-08W5/0) Data: Mar.1977-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Oil
Group: Well::Willesden Green Non Unit Oil
Production Cums
Oil: 89.0794 MSTB
Gas: 275.967 MMSCF
Water: 0.510127 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
1E4
1000
100
10
1
0.1
0.01
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year


AMOCO WILLGR 13-31-42-8 (00/13-31-042-08W5/0) Data: Mar.1977-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Oil
Group: Well::Will Green N/U Oil
Avg Daily Oil FC 1 (Rate-Cum)
qi: 6.69331 Bbl/d, May, 1996
qf: 3.00236 Bbl/d, Jul, 2005
di(Exp): 8.51659 CTD: 89.0794 MSTB
RR: 3.32248 MSTB Tot: 92.4019 MSTB
Production Cums
Oil: 89.0794 MSTB
Gas: 275.967 MMSCF
Water: 0.510127 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
Cum Oil - MSTB
0
5
10
15
20
25
50
75
100
60
70
80
90



AMOCO WILLGR 16-31-42-8 (00/16-31-042-08W5/2) Data: Jan.1986-Sep.1993
Operator:
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Gas
Group: Well::Will Green N/U Gas
Production Cums
Oil: 35.3653 MSTB
Gas: 51.1962 MMSCF
Water: 0.742861 MSTB
Cond: 0 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1000
100
10
1
0.1
1E4
1000
100
10
1E4
1000
100
10
1
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
Year



AMOCO WILLGR 16-31-42-8 (00/16-31-042-08W5/0) Data: Dec.1985-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A VIK MU#1
Type: Oil
Group: Well::Willesden Green Non Unit Oil
Production Cums
Oil: 65.8329 MSTB
Gas: 96.078 MMSCF
Water: 1.66562 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
0.1
1
10
100
1000
1E4
1E5
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year



AMOCO WILLGR 16-31-42-8 (00/16-31-042-08W5/0) Data: Dec.1985-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A _VIK MU#1
Type: Oil
Group: Well::Will Green N/U Oil
Avg Daily Oil FC 1 (Rate-Cum)
qi: 10.5213 Bbl/d, Aug, 2000
qf: 3.01497 Bbl/d, Jul, 2008
di(Exp): 14.5001 CTD: 65.8329 MSTB
RR: 10.1692 MSTB Tot: 76.0021 MSTB
Production Cums
Oil: 65.8329 MSTB
Gas: 96.078 MMSCF
Water: 1.66562 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
Cum Oil - MSTB
0
5
10
15
20
25
50
75
100
0
20
40
60
80
100


PC WILLGR 13-3-43-6 (00/13-03-043-06W5/0) Data: Apr.1984-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Oil
Group: Well::Willesden Green Non Unit Oil
Production Cums
Oil: 82.6657 MSTB
Gas: 89.1425 MMSCF
Water: 57.7343 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Year
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002


PC WILLGR 13-3-43-6 (00/13-03-043-06W5/0) Data: Apr.1984-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Oil
Group: Well::Will Green N/U Oil
Avg Daily Oil FC 1 (Rate-Cum)
qi: 21.3541 Bbl/d, Jan, 2000
qf: 3.00351 Bbl/d, Nov, 2015
di(Exp): 12.0061 CTD: 82.6657 MSTB
RR: 36.719 MSTB Tot: 119.385 MSTB
Production Cums
Oil: 82.6657 MSTB
Gas: 89.1425 MMSCF
Water: 57.7343 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
Cum Oil - MSTB
0
25
50
75
100
125
150
0
5
10
15
20
25
0
20
40
60
80
100



PC WILLGR 7-9-43-6 (00/07-09-043-06W5/2) Data: Jul.1989-Nov.2001
Operator:
Field: WILLESDEN GREEN
Zone: BELLY RIVER N
Type: Abandoned
Group: None
Production Cums
Oil: 10.124 MSTB
Gas: 26.024 MMSCF
Water: 2.15247 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
100
1000
100
10
100
10
1
10
1
0.1
1
0.1
.01
0.1
.01
1E5
1E4
1000
100
10
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
Year



PC WILLGR 6-10-43-6 (00/06-10-043-06W5/0) Data: Jan.1982-Oct.2002
Operator: PETRO-CANADA
Field: WILLESDEN GREEN
Zone: BELLY RIVER N
Type: Oil
Group: Well::Will Green N/U Oil
Production Cums
Oil: 9.5639 MSTB
Gas: 20.739 MMSCF
Water: 0.0339665 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Year
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003


ATCOR ET AL WILLGR 5-17-43-6 (02/05-17-043-06W5/0) Data: Dec.1989-Oct.2002
Operator: HORNET ENERGY LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Oil
Group: Well::Will Green N/U Oil
Production Cums
Oil: 156.027 MSTB
Gas: 316.04 MMSCF
Water: 3.34885 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
100
10
1
0.1
.01
1000
100
10
1
0.1
1E6
1E5
1E4
1000
100
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Year


BAYTEX NEWQUEST WILLGR 5-17-43-6 (03/05-17-043-06W5/0) Data: Mar.1997-Oct.2002
Operator: BAYTEX ENERGY LTD.
Field: WILLESDEN GREEN
Zone: BELLY RIVER TTT
Type: Gas
Group: Well::Willesden Green Non Unit Gas
Production Cums
Oil: 0 MSTB
Gas: 239.522 MMSCF
Water: 0.43213 MSTB
Cond: 1.69636 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1000
100
10
1
1E5
1E4
1000
100
10
1E4
1000
100
10
1
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year



BAYTEX NEWQUEST WILLGR 5-17-43-6 (03/05-17-043-06W5/0) Data: Mar.1997-Oct.2002
Operator: BAYTEX ENERGY LTD.
Field: WILLESDEN GREEN
Zone: BELLY RIVER TTT
Type: Gas
Group: Well::Will Green N/U Gas
Avg Daily Gas1 FC 1 (Rate-Cum)
qi: 300 mcf/d, Oct, 2002
qf: 25.3836 mcf/d, May, 2006
di(Exp): 50 CTD: 239.522 MMSCF
RR: 140.466 MMSCF Tot: 379.988 MMSCF
Production Cums
Oil: 0 MSTB
Gas: 239.522 MMSCF
Water: 0.43213 MSTB
Cond: 1.69636 MSTB
Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
Cum Gas1 - MMSCF
0
50
100
150
200
250
300
350
400
450
500
20
40
60
80



ATCOR ET AL WILLGR 7-17-43-6 (00/07-17-043-06W5/0) Data: Dec.1988-Oct.2002
Operator: HORNET ENERGY LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Oil
Group: Well::Willesden Green Non Unit Oil
Production Cums
Oil: 67.3331 MSTB
Gas: 277.082 MMSCF
Water: 9.60624 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Year
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002


ATCOR ET AL WILLGR 7-17-43-6 (00/07-17-043-06W5/0) Data: Dec.1988-Oct.2002
Operator: HORNET ENERGY LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Oil
Group: Well::Will Green N/U Oil
Avg Daily Oil FC 1 (Rate-Cum)
qi: 32 Bbl/d, Dec, 1993
qf: 3.01155 Bbl/d, May, 2018
di(Exp): 11.4635 CTD: 67.3331 MSTB
RR: 50.8642 MSTB Tot: 118.197 MSTB
Production Cums
Oil: 67.3331 MSTB
Gas: 277.082 MMSCF
Water: 9.60624 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
0
10
20
30
40
0
25
50
75
100
0
25
50
75
100
125
Cum Oil - MSTB



AMOCO WILLGR 12-7-43-8 (00/12-07-043-08W5/0) Data: Jul.1975-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Oil
Group: Well::Will Green N/U Oil
Avg Daily Oil FC 1 (Rate-Cum)
qi: 2.61141 Bbl/d, Nov, 2002
qf: 1.25281 Bbl/d, Nov, 2009
di(Exp): 9.95679 CTD: 88.5853 MSTB
RR: 4.7328 MSTB Tot: 93.3181 MSTB
Production Cums
Oil: 88.5853 MSTB
Gas: 360.467 MMSCF
Water: 0.15222 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
Cum Oil - MSTB
0
5
10
15
20
25
50
75
100
125



AMOCO WILLGR 4-8-43-8 (00/04-08-043-08W5/0) Data: Jul.1967-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Oil
Group: Well::Willesden Green Non Unit Oil
Production Cums
Oil: 158.25 MSTB
Gas: 582.495 MMSCF
Water: 0.966788 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year



AMOCO WILLGR 4-8-43-8 (00/04-08-043-08W5/0) Data: Jul.1967-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Oil
Group: Well::Will Green N/U Oil
Avg Daily Oil FC 1 (Rate-Cum)
qi: 17.5475 Bbl/d, May, 1996
qf: 3.01589 Bbl/d, Oct, 2011
di(Exp): 13.124 CTD: 158.25 MSTB
RR: 19.8077 MSTB Tot: 178.058 MSTB
Production Cums
Oil: 158.25 MSTB
Gas: 582.495 MMSCF
Water: 0.966788 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
25
20
15
10
5
0
100
80
60
40
20
0
125
137.5
150
162.5
175
187.5
200
Cum Oil - MSTB



AMOCO WILLGR 12-8-43-8 (00/12-08-043-08W5/0) Data: Jan.1968-Aug.1994
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Oil
Group: Well::Will Green N/U Oil
Production Cums
Oil: 144.917 MSTB
Gas: 292.458 MMSCF
Water: 0 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
100
10
1
0.1
.01
1000
100
10
1
0.1
100
10
1
0.1
.01
1E7
1E6
1E5
1E4
1000
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
Year



PC WILLGR 7-12-43-8 (00/07-12-043-08W5/0) Data: Feb.1988-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: ROCK CK E NORDEGG A
Type: Gas
Group: Well::Willesden Green Non Unit Gas
Production Cums
Oil: 22.3372 MSTB
Gas: 584.294 MMSCF
Water: 4.95031 MSTB
Cond: 0 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1E5
1000
1E4
100
10
1
Year
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002



PC WILLGR 7-12-43-8 (00/07-12-043-08W5/0) Data: Feb.1988-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: ROCK CK E_NORDEGG A
Type: Gas
Group: Well::Will Green N/U Gas
Avg Daily Gas1 FC 1 (Rate-Cum)
qi: 336.621 mcf/d, Mar, 2000
qf: 25.0389 mcf/d, Feb, 2021
di(Exp): 12.0294 CTD: 584.294 MMSCF
RR: 669.97 MMSCF Tot: 1254.26 MMSCF
Production Cums
Oil: 22.3372 MSTB
Gas: 584.294 MMSCF
Water: 4.95031 MSTB
Cond: 0 MSTB
Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
Cum Gas1 - MMSCF
0
100
200
300
400
500
0
25
50
75
100
125
0
200
400
600
800
1000


PC WILLGR 7-13-43-8 (00/07-13-043-08W5/0) Data: Dec.1984-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: ROCK CK E NORDEGG A
Type: Oil
Group: Well::Willesden Green Non Unit Oil
Production Cums
Oil: 21.9445 MSTB
Gas: 433.322 MMSCF
Water: 0.600705 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
1E5
1E4
1000
100
10
1
0.1
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year


PC WILLGR 7-13-43-8 (00/07-13-043-08W5/0) Data: Dec.1984-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: ROCK CK E_NORDEGG A
Type: Oil
Group: Well::Will Green N/U Oil
Avg Daily Oil FC 1 (Rate-Cum)
qi: 39 Bbl/d, Sep, 1987
qf: 3.04099 Bbl/d, Feb, 2009
di(Exp): 30 CTD: 21.9445 MSTB
RR: 26.2595 MSTB Tot: 48.204 MSTB
Production Cums
Oil: 21.9445 MSTB
Gas: 433.322 MMSCF
Water: 0.600705 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
Cum Oil - MSTB
0
10
20
30
40
50
25
75
60
80
100


PC WILLGR 7-13-43-8 (00/07-13-043-08W5/2) Data: Feb.1995-Feb.2002
Operator:
Field: WILLESDEN GREEN
Zone: ROCK CK E _NORDEGG A
Type: Gas
Group: Well::Willesden Green Non Unit Gas
Production Cums
Oil: 0 MSTB
Gas: 1993.85 MMSCF
Water: 4.61756 MSTB
Cond: 14.2414 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1000
100
10
1
1E5
1E4
1000
100
10
1E4
1000
100
10
1
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year


PC WILLGR 7-13-43-8 (00/07-13-043-08W5/2) Data: Feb.1995-Feb.2002
Operator:
Field: WILLESDEN GREEN
Zone: ROCK CK E_NORDEGG A
Type: Gas
Group: Well::Will Green N/U Gas
Avg Daily Gas1 FC 1 (Rate-Cum)
qi: 602.389 mcf/d, Mar, 2002
qf: 30.0989 mcf/d, Mar, 2037
di(Exp): 8.19634 CTD: 1993.85 MMSCF
RR: 2444.69 MMSCF Tot: 4438.54 MMSCF
Production Cums
Oil: 0 MSTB
Gas: 1993.85 MMSCF
Water: 4.61756 MSTB
Cond: 14.2414 MSTB
Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
0
500
1000
1500
2000
2500
0
20
40
60
80
100
500
1000
1500
2000
2500
3000
3500
4000
4500
Cum Gas1 - MMSCF



ENERMARK ET AL WILLGR 11-1-43-9 (00/11-01-043-09W5/0) Data: Jan.1983-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A _VIK MU#1
Type: Oil
Group: Well::Willesden Green Non Unit Oil
Production Cums
Oil: 43.7115 MSTB
Gas: 223.273 MMSCF
Water: 0.394389 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Year
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002


ENERMARK ET AL WILLGR 10-11-43-9 (00/10-11-043-09W5/0) Data: Sep.1983-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Oil
Group: Well::Willesden Green Non Unit Oil
Production Cums
Oil: 51.7318 MSTB
Gas: 270.537 MMSCF
Water: 0.397534 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Year
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002



ENERMARK ET AL WILLGR 10-11-43-9 (00/10-11-043-09W5/0) Data: Sep.1983-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Oil
Group: Well::Will Green N/U Oil
Avg Daily Oil FC 1 (Rate-Cum)
qi: 8.94503 Bbl/d, Mar, 2001
qf: 3.01067 Bbl/d, Dec, 2009
di(Exp): 11.909 CTD: 51.7318 MSTB
RR: 12.7254 MSTB Tot: 64.4572 MSTB
Production Cums
Oil: 51.7318 MSTB
Gas: 270.537 MMSCF
Water: 0.397534 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
Cum Oil - MSTB
0
20
40
60
80
0
5
10
15
20
0
25
50
75
100


ENERMARK ET AL WILLGR 3-12-43-9 (00/03-12-043-09W5/0) Data: May.1983-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Oil
Group: Well::Willesden Green Non Unit Oil
Production Cums
Oil: 68.3878 MSTB
Gas: 298.651 MMSCF
Water: 0.62272 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
1E4
1000
100
10
1
0.1
.01
Year
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002


ENERMARK ET AL WILLGR 3-12-43-9 (00/03-12-043-09W5/0) Data: May.1983-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A VIK MU#1
Type: Oil
Group: Well::Will Green N/U Oil
Avg Daily Oil FC 1 (Rate-Cum)
qi: 9.19708 Bbl/d, Nov, 2001
qf: 3.00029 Bbl/d, Apr, 2007
di(Exp): 18.6829 CTD: 68.3878 MSTB
RR: 7.91203 MSTB Tot: 76.2998 MSTB
Production Cums
Oil: 68.3878 MSTB
Gas: 298.651 MMSCF
Water: 0.62272 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
Cum Oil - MSTB
0
20
40
60
80
5
10
15
25
50
75
100



AMOCO WILLGR 9-12-43-9 (00/09-12-043-09W5/0) Data: Aug.1976-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Oil
Group: Well::Willesden Green Non Unit Oil
Production Cums
Oil: 104.381 MSTB
Gas: 168.773 MMSCF
Water: 0.861744 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
1000
100
10
1
0.1
1E4
1000
100
10
1
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year


AMOCO WILLGR 9-12-43-9 (00/09-12-043-09W5/0) Data: Aug.1976-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Oil
Group: Well::Will Green N/U Oil
Avg Daily Oil FC 1 (Rate-Cum)
qi: 11.011 Bbl/d, Jul, 2000
qf: 3.00472 Bbl/d, Oct, 2018
di(Exp): 6.88435 CTD: 104.381 MSTB
RR: 32.5972 MSTB Tot: 136.978 MSTB
Production Cums
Oil: 104.381 MSTB
Gas: 168.773 MMSCF
Water: 0.861744 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
Cum Oil - MSTB
0
25
50
75
100
125
150
5
10
15
20


ALBANY ET AL WILLGR 11-12-43-9 (00/11-12-043-09W5/0) Data: Sep.1983-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Oil
Group: Well::Willesden Green Non Unit Oil
Production Cums
Oil: 63.3327 MSTB
Gas: 140.605 MMSCF
Water: 0.669267 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Year
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
100
10
1
0.1
.01
1000
100
10
1
0.1
1E4
1000
100
10
1
1000
100
10
1
0.1



ALBANY ET AL WILLGR 11-12-43-9 (00/11-12-043-09W5/0) Data: Sep.1983-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Oil
Group: Well::Will Green N/U Oil
Avg Daily Oil FC 1 (Rate-Cum)
qi: 13 Bbl/d, Mar, 1998
qf: 3.00304 Bbl/d, Aug, 2016
di(Exp): 8.05681 CTD: 63.3327 MSTB
RR: 28.4432 MSTB Tot: 91.7759 MSTB
Production Cums
Oil: 63.3327 MSTB
Gas: 140.605 MMSCF
Water: 0.669267 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
0
5
10
15
20
0
25
50
75
100
0
20
40
60
80
100
Cum Oil - MSTB



AMOCO WILLGR 2-13-43-9 (00/02-13-043-09W5/0) Data: Dec.1975-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A _VIK MU#1
Type: Oil
Group: Well::Willesden Green Non Unit Oil
Production Cums
Oil: 128.536 MSTB
Gas: 249.808 MMSCF
Water: 10.2428 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
1000
100
10
1
0.1
1E4
1000
100
10
1
1E5
1E4
1000
100
10
1E4
1000
100
10
1
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year


AMOCO WILLGR 2-13-43-9 (00/02-13-043-09W5/0) Data: Dec.1975-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Oil
Group: Well::Will Green N/U Oil
Avg Daily Oil FC 1 (Rate-Cum)
qi: 17.0499 Bbl/d, Sep, 1998
qf: 3.01112 Bbl/d, Mar, 2018
di(Exp): 8.6287 CTD: 128.536 MSTB
RR: 36.6602 MSTB Tot: 165.196 MSTB
Production Cums
Oil: 128.536 MSTB
Gas: 249.808 MMSCF
Water: 10.2428 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
40
30
20
10
0
0
25
50
75
100
125
150
175
Cum Oil - MSTB



AMOCO WILLGR 10-10-44-8 (00/10-10-044-08W5/0) Data: Feb.1982-Aug.1998
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: CARDIUM E
Type: Oil
Group: None
Production Cums
Oil: 12.9287 MSTB
Gas: 553.042 MMSCF
Water: 0.605108 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
Year
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
100
1000
100
10
100
10
1
10
1
0.1
1
0.1
.01
0.1
.01
1E6
1E5
1E4
1000
100


AMOCO WILLGR 4-14-44-8 (00/04-14-044-08W5/0) Data: Jun.1980-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: CARDIUM E
Type: Oil
Group: Well::Willesden Green Non Unit Oil
Production Cums
Oil: 103.667 MSTB
Gas: 918.982 MMSCF
Water: 3.2394 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
1E5
1E4
1000
100
10
1000
100
10
1
0.1
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year


AMOCO WILLGR 4-14-44-8 (00/04-14-044-08W5/0) Data: Jun.1980-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: CARDIUM E
Type: Oil
Group: Well::Will Green N/U Oil
Avg Daily Oil FC 1 (Rate-Cum)
qi: 8.06711 Bbl/d, Nov, 2002
qf: 3.01641 Bbl/d, Oct, 2006
di(Exp): 22.1023 CTD: 103.667 MSTB
RR: 7.40973 MSTB Tot: 111.077 MSTB
Production Cums
Oil: 103.667 MSTB
Gas: 918.982 MMSCF
Water: 3.2394 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
0
10
20
30
40
70
80
90
100
110
120
Cum Oil - MSTB



AMOCO WILLGR 8-14-44-8 (00/08-14-044-08W5/2) Data: Oct.1985-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: CARDIUM E
Type: Oil
Group: Well::Willesden Green Non Unit Oil
Production Cums
Oil: 57.5105 MSTB
Gas: 329.669 MMSCF
Water: 1.31149 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Cal Day Oil - Bbl/d
Water Cut - %
Gas1/Oil Ratio - scf/stb
1E4
1000
100
10
1
0.1
.01
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year



AMOCO WILLGR 8-14-44-8 (00/08-14-044-08W5/2) Data: Oct.1985-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: CARDIUM E
Type: Oil
Group: Well::Will Green N/U Oil
Avg Daily Oil FC 1 (Rate-Cum)
qi: 15.6454 Bbl/d, Apr, 1987
qf: 3.00545 Bbl/d, Aug, 2011
di(Exp): 7.31129 CTD: 57.5105 MSTB
RR: 13.7143 MSTB Tot: 71.2248 MSTB
Production Cums
Oil: 57.5105 MSTB
Gas: 329.669 MMSCF
Water: 1.31149 MSTB
Cond: 0 MSTB
Avg Daily Oil - Bbl/d
Water Cut - %
Cum Oil - MSTB
0
5
10
15
20
25
0
20
40
60
80
100
0
20
40
60
80



AMOCO WILLGR 10-15-44-8 (00/10-15-044-08W5/0) Data: Jan.1978-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Gas
Group: Well::Willesden Green Non Unit Gas
Production Cums
Oil: 68.0165 MSTB
Gas: 5116 MMSCF
Water: 3.15826 MSTB
Cond: 0 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1E5
1000
1E4
100
1000
10
100
1
10
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year


AMOCO WILLGR 10-15-44-8 (00/10-15-044-08W5/0) Data: Jan.1978-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A_VIK MU#1
Type: Gas
Group: Well::Will Green N/U Gas
Avg Daily Gas1 FC 1 (Rate-Cum)
qi: 501.518 mcf/d, Jun, 1995
qf: 25.0226 mcf/d, Jun, 2066
di(Exp): 4.15365 CTD: 5116 MMSCF
RR: 2985.08 MMSCF Tot: 8101.07 MMSCF
Production Cums
Oil: 68.0165 MSTB
Gas: 5116 MMSCF
Water: 3.15826 MSTB
Cond: 0 MSTB
Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1000
800
600
400
200
0
25
20
15
10
5
0
2500
3500
4500
5500
6500
7500
8500
Cum Gas1 - MMSCF


AMOCO WILLGR 8-27-44-8 (00/08-27-044-08W5/2) Data: Mar.1985-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: BELLY RIVER KK
Type: Gas
Group: Well::Willesden Green Non Unit Gas
Production Cums
Oil: 34.2194 MSTB
Gas: 1665.02 MMSCF
Water: 1.08882 MSTB
Cond: 0 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1000
100
10
1
1E5
1E4
1000
100
10
1E4
1000
100
10
1
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
Year


AMOCO WILLGR 8-27-44-8 (00/08-27-044-08W5/2) Data: Mar.1985-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: BELLY RIVER KK
Type: Gas
Group: Well::Will Green N/U Gas
Avg Daily Gas1 FC 1 (Rate-Cum)
qi: 225 mcf/d, May, 1998
qf: 25.1605 mcf/d, Aug, 2007
di(Exp): 22.1793 CTD: 1665.02 MMSCF
RR: 84.9581 MMSCF Tot: 1749.98 MMSCF
Production Cums
Oil: 34.2194 MSTB
Gas: 1665.02 MMSCF
Water: 1.08882 MSTB
Cond: 0 MSTB
Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
400
300
200
100
0
40
30
20
10
0
1000
1250
1500
1750
2000
Cum Gas1 - MMSCF



AMOCO WILLGR 8-27-44-8 (00/08-27-044-08W5/0) Data: Mar.1985-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A _VIK MU#1
Type: Gas
Group: Well::Willesden Green Non Unit Gas
Production Cums
Oil: 0 MSTB
Gas: 2612.22 MMSCF
Water: 1.77318 MSTB
Cond: 4.68213 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1E4
1E5
1000
1E4
100
10
1
Year
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002



AMOCO WILLGR 8-27-44-8 (00/08-27-044-08W5/0) Data: Mar.1985-Oct.2002
Operator: PENN WEST PETROLEUM LTD.
Field: WILLESDEN GREEN
Zone: BR,CRDM A _VIK MU#1
Type: Gas
Group: Well::Will Green N/U Gas
Avg Daily Gas1 FC 1 (Rate-Cum)
qi: 401.979 mcf/d, Aug, 1997
qf: 25.0197 mcf/d, Jan, 2071
di(Exp): 3.71658 CTD: 2612.22 MMSCF
RR: 2951.27 MMSCF Tot: 5563.49 MMSCF
Production Cums
Oil: 0 MSTB
Gas: 2612.22 MMSCF
Water: 1.77318 MSTB
Cond: 4.68213 MSTB
Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1000
800
600
400
200
0
25
20
15
10
5
0
1000
2000
3000
4000
5000
Cum Gas1 - MMSCF



GRID ET AL ALDER 10-8-45-8 (00/10-08-045-08W5/0) Data: Jan.1988-Nov.2002
Operator: BURLINGTON RESOURCES CANADA LT
Field: ALDER
Zone: BELLY RIVER A
Type: Gas
Group: None
Production Cums
Oil: 0 MSTB
Gas: 2113.23 MMSCF
Water: 1.882 MSTB
Cond: 0.00880574 MSTB
Avg Daily Gas1 - mcf/d
Cal Day Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
1000
100
10
1
0.1
1E4
1000
100
10
1
1000
100
10
1
0.1
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Year



GRID ET AL ALDER 10-8-45-8 (00/10-08-045-08W5/0) Data: Jan.1988-Nov.2002
Operator: BURLINGTON RESOURCES CANADA LT
Field: ALDER
Zone: BELLY RIVER A
Type: Gas
Group: None
Avg Daily Gas1 FC 1 (Rate-Cum)
qi: 55 mcf/d, Sep, 2002
qf: 25.2982 mcf/d, Nov, 2004
di(Exp): 30 CTD: 2113.23 MMSCF
RR: 26.3306 MMSCF Tot: 2139.56 MMSCF
Production Cums
Oil: 0 MSTB
Gas: 2113.23 MMSCF
Water: 1.882 MSTB
Cond: 0.00880574 MSTB
Avg Daily Gas1 - mcf/d
Wat/Gas1 Ratio - Bbl/MMSCF
0
100
200
300
400
500
2000
2025
2050
2075
2100
2125
2150
Cum Gas1 - MMSCF

Appendix A — Definitions

The following definitions form the basis of our classification of reserves and values presented in this report.

1. **Proven Reserves** are those quantities of crude oil, natural gas, and natural gas by-products, which, upon analysis of geologic and engineering data, appear with a high degree of certainty to be recoverable at commercial rates in the future from known oil and gas reservoirs under presently anticipated economic and operating conditions. There is relatively little risk with these reserves.

   Proven reserves are sub-divided into the following groups, depending on their status of development.

   a. **Proven Developed Reserves**
   These are proven reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. This group is further divided to include the following:

      i. **Proven Developed Producing Reserves**
      These are proven reserves that are presently being produced from completion intervals open for production in existing wells.

      ii. **Proven Developed Non-Producing Reserves**
      These are proven reserves that are currently not being produced but do exist in completed but not producing intervals in existing wells, behind casing in existing wells or at minor depths below the present bottom of existing wells. These proven reserves are expected to be produced through the existing wells in the predictable future. These reserves are classified as proven developed because the cost of making such reserves available for production is relatively small, compared to the cost of a new well.

   b. **Proven Undeveloped Reserves**
   These are proven reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where relatively major expenditures are required for completion of these wells or for the installation of processing and gathering facilities prior to the production of the reserves. Reserves on undrilled acreage are limited to



those drilling units offsetting productive wells, where there is reasonable certainty of production.

2. **Probable Reserves** are those reserves that may be recoverable as a result of the beneficial effects that may be derived from the future institution of some form of pressure maintenance or other secondary recovery method, or as a result of a more favourable performance of the existing recovery mechanism than that deemed proven at the present time, or that may reasonably be assumed to exist because of geophysical or geological indications and drilling done in regions that contain proven reserves. The risk associated with these reserves generally ranges from 25 to 75 percent.

3. **Pipeline Gas Reserves** are gas reserves remaining after deducting surface losses due to process shrinkage and raw gas used as lease fuel.

4. **Remaining Recoverable Reserves** are the total remaining recoverable reserves associated with the acreage in which the Company has an interest.

5. **Company Gross Reserves** are the Company's working, lessor royalty, and overriding royalty interest share of the remaining reserves, before deduction of any royalties.

6. **Company Net Reserves** are the gross remaining reserves of the properties in which the Company has an interest, less all Crown, freehold, and overriding royalties and interests owned by others.

7. **Net Production Revenue** is income derived from the sale of net reserves of oil, pipeline gas, and gas by-products, less all capital and operating costs.


Sproule

Appendix B — Prices (As of February 1, 2003)

Sproule's short term outlook for oil and gas prices adopts the NYMEX futures market for the forecast period ending June 30, 2004. The forecast used in this evaluation was derived as of **February 1, 2003** and reflects the arithmetic average of the futures market at the close of trading each day, for the month prior to the Termination of Trading date for a **February** contract. The oil price forecasts are based on the NYMEX Division light, sweet (low-sulphur) crude oil futures contract, which specifies the West Texas Intermediate crude as a deliverable, and the gas price forecasts are based on the NYMEX Division Henry Hub natural gas futures contract.

The NYMEX oil and gas futures prices are the foundation of Sproule's energy pricing models in the early years. This data is combined with Sproule's assumptions respecting long-term prices, inflation rates, and exchange rates, together with estimates of transportation costs and prices of competing fuels, to forecast wellhead and plantgate prices for Canadian oil, natural gas, and natural gas by-product production. The following paragraphs briefly describe some of the key considerations included in Sproule's long term outlook for oil and natural gas price forecasts.

Oil Prices

In the long term, the price of oil will be governed by supply and demand, and the degree that OPEC is able to limit supply will be a major determinant in establishing oil prices for the next ten years. The long-term oil price forecast, presented in Table P-1, was based on a supply forecast that falls in between a fully competitive market and a market controlled by an effective OPEC production quota system. Price stability that promotes a steady growth in demand is therefore in the best interest of the OPEC nations. Sproule's long-term forecast has been capped at $21.00 per barrel (2003 dollars) in recognition of the economic hurdle rate of alternative supplies. In the foreseeable future, OPEC must limit the real increase in oil prices in order to limit the development of alternative supplies.

Transmission costs, a significant item in forecasting Canadian wellhead prices, are expected to increase at rates that are generally less than the rate of inflation. The exchange rate ($U.S. per $Canadian) reflects the current futures market currently in the range of 0.60 to 0.64.

The oil price forecasts set out in Table P-1 are based on a forecast of prices for West Texas Intermediate crude at Cushing, Oklahoma. The price of this marker crude is expected to directly reflect world oil prices over the forecast period. The Edmonton par price is for a 40 to 45 degree API crude having less than 0.5 percent sulphur. The actual wellhead price of oil will vary with the quality of the crude and the cost of the transportation from the wellhead to the trading hub in Edmonton. This cost, which is referred to as the price differential, is based on the actual



difference between the revenue received at the wellhead and the Edmonton par price postings of major crude oil purchasers. In the absence of actual crude oil price statistics, the differential is based on the price of similar quality crude in the area.

Natural Gas Prices

The New York Mercantile Exchange (NYMEX) posted price for gas bought and sold at the Henry Hub in Louisiana has become a common index for Canadian natural gas producers with access to the American marketplace. In Alberta, the AECO price at Suffield is a reflection of the market price for natural gas sold locally, and the Sumas price on the British Columbia/ Washington border is critical to the BC producer.

Developing a balance between supply and demand for natural gas produced in Western Canada has proved a challenge to the Canadian producer, where drilling activity, which leads to gas well completions, must serve to replace declining gas well production and fill new or expanded pipeline systems. Over the past decade, the local Alberta, Saskatchewan and BC price of natural gas has often been suppressed, relative to the market opportunities in the United States, because local natural gas delivery exceeded the pipeline capacity leaving the provinces. Various new pipeline projects have provided sufficient market access to allow Western Canadian producers to double their production since 1986. With each new pipeline, the drilling activity expanded to ensure the pipeline was full and continued until a surplus in local productive capacity would once again depress the price of natural gas in the western provinces. An additional 1.1 Bcf per day of pipeline capacity was completed during the 1998/99 winter, creating additional demand for Canadian gas. This has strengthened the Canadian gas price, as there is a market perception that this time deliverability may not be available to meet the increased demand. This surge in the local market price surpasses Sproule's long-term outlook for natural gas that caps the average price at the Alberta plantgate at approximately $Cdn 4.30 per MMBtu in real terms. Additional natural gas production is required to fill the 1 Bcf per day of new export capacity that was added in the winter of 1998/99 and the 1.2 Bcf per day of capacity in the Alliance pipeline that commenced deliveries November 2000. The requirement for incremental supply and the support of a high gas price will encourage the natural gas industry to focus on exploration activity rather than the development drilling which, in previous years, has served to increase the overall productive capacity from Western Canada. In the United States, Sproule maintains a long-term threshold of $3.25 U.S. per MMBtu, in real terms. Detailed price schedules are set out in Table P-2. The actual plantgate price will vary with the heat content of the natural gas and the cost of transportation from the plantgate to the trading hub. In the absence of actual natural gas price statistics, the differential is based on the price of natural gas in the area.

The evaluation of uncontracted shut-in gas reserves in Western Canada considers the proximity to existing infrastructure, and the production start date varies with the magnitude of the reserves and the development plans of the operator. To the extent the plant and gathering facilities of sufficient capacity are currently available, the production start date is deferred a year or two and the economics of plant development may curtail the production of the reserves to an average daily rate of 1.0 MMcfpd per 3.5 Bcf of reserves. For reserves in remote areas, or reserves that are considered of poor quality, the production start date is no earlier than 2005.

Natural Gas By-Products

Ethane, propane, butanes, and pentanes plus prices were forecast to continue their historic relationships with crude prices in major Eastern Canadian and U.S. market areas. Ethane prices are expected to increase from present levels at a rate that corresponds to the local Alberta spot price of gas. Sulphur prices are depressed, reflecting the current market, and are forecast to realize slight growth for the forecast period. The price forecasts for natural gas by-products are set out in Table P-1. The prices for these by-products were adjusted in this report to reflect the actual prices received at the plantgate.

Table P-1
Summary of Price Forecasts and Inflation and Exchange Rates ($Cdn)
Effective February 1, 2003

	Light Crude Oil			Heavy & Medium Oil				Western Canadian Natural Gas			Natural Gas Liquids and Sulphur at Plantgate						
Year	WTI Cushing Oklahoma[a] ($US/bbl)	Edmonton Par Price 40° API ($/bbl)	Alberta Royalty Par Price ($/bbl)	Hardisty Heavy 12° API ($/bbl)	Hardisty Lloyd-blend 22.3° API ($/bbl)	Cromer Medium 29.3° API ($/bbl)	Hardisty Bow River 24.9° API ($/bbl)	Alberta[b] Plantgate Index ($/MMBTU)	British Columbia[b] Plantgate Index ($/MMBtu)	Sask.[b] Plantgate Index ($/MMBtu)	Ethane Plant-gate ($/bbl)	Edmonton Propane ($/bbl)	Edmonton Butanes ($/bbl)	Edmonton Pentanes Plus ($/bbl)	Plantgate Sulphur ($/lt)	Inflation Rate (%/yr)	Exchange Rate ($US/ $Cdn)
2003 (11 mos)	28.12	41.49	39.49	28.97	31.49	36.99	33.49	6.47	6.69	6.64	18.40	23.24	26.29	42.50	5.00	1.5	0.638
2004	23.91	35.32	33.29	24.28	26.82	31.32	28.82	5.77	5.99	5.94	16.46	19.78	22.38	36.17	7.61	1.5	0.630
2005	21.63	32.22	30.16	21.16	23.72	28.22	25.72	4.60	4.82	4.77	13.22	18.05	20.42	33.00	10.30	1.5	0.620
2006	21.96	32.78	30.69	21.83	24.28	28.78	26.28	4.27	4.48	4.45	12.34	18.36	20.77	33.57	15.69	1.5	0.620
2007	22.29	33.90	31.77	22.89	25.40	29.89	27.39	4.42	4.66	4.61	12.77	18.99	21.48	34.72	15.92	1.5	0.610
2008	22.62	34.42	32.27	23.38	25.89	30.38	27.88	4.48	4.74	4.67	12.95	19.28	21.81	35.25	16.16	1.5	0.610
2009	22.96	35.58	33.39	24.47	26.99	31.48	28.98	4.67	4.93	4.86	13.45	19.93	22.54	36.44	16.40	1.5	0.600
2010	23.31	36.13	33.91	24.98	27.50	32.00	29.50	4.75	5.01	4.94	13.70	20.24	22.89	37.00	16.65	1.5	0.600
2011	23.66	36.69	34.44	25.50	28.03	32.52	30.02	4.84	5.10	5.03	13.95	20.55	23.24	37.57	16.90	1.5	0.600
2012	24.01	37.26	34.97	26.03	28.56	33.05	30.55	4.94	5.20	5.13	14.20	20.87	23.60	38.16	17.15	1.5	0.600
2013	24.37	37.83	35.51	26.57	29.10	33.60	31.10	5.03	5.29	5.22	14.46	21.19	23.97	38.75	17.41	1.5	0.600
2014	24.74	38.42	36.06	27.11	29.65	34.15	31.65	5.12	5.38	5.31	14.72	21.52	24.34	39.35	17.67	1.5	0.600
Thereafter	Escalation rate of 1.5% thereafter																

Note(s):

a. 40° API, 0.4% sulphur

b. Undeveloped gas must have a minimum $0.15 per MMBtu deduction.

Table P-2
Natural Gas Price Forecasts, Various Trading Points ($Cdn/MMBtu)
Effective February 1, 2003

Year	Alberta Gas Reference Price Plantgate	Alberta 30 Day Spot AECO	Alberta[a] 30 Day Spot Plantgate	Aggregator Plantgate	Alliance Pipeline	Sask.[a] 30 Day Spot Plantgate	B.C.[a] 30 Day Spot Plantgate	B.C. Average Wellhead	Huntingdon/ Sumas 30 Day Spot	Henry Hub Price ($US/MMBtu)
2003 (11 mos)	6.41	6.64	6.47	6.34	6.34	6.64	6.69	6.29	6.99	4.90
2004	5.73	5.94	5.77	5.69	5.64	5.94	5.99	5.59	6.29	4.40
2005	4.56	4.77	4.60	4.54	4.47	4.77	4.82	4.42	5.12	3.61
2006	4.25	4.45	4.27	4.21	4.16	4.45	4.48	4.08	4.78	3.40
2007	4.42	4.61	4.42	4.41	4.36	4.61	4.66	4.26	4.96	3.45
2008	4.50	4.67	4.48	4.49	4.47	4.67	4.74	4.34	5.04	3.50
2009	4.69	4.86	4.67	4.68	4.68	4.86	4.93	4.53	5.23	3.56
2010	4.76	4.94	4.75	4.75	4.76	4.94	5.01	4.61	5.31	3.61
2011	4.85	5.03	4.84	4.84	4.85	5.03	5.10	4.70	5.40	3.66
2012	4.94	5.13	4.94	4.94	4.95	5.13	5.20	4.80	5.50	3.72
2013	5.03	5.22	5.03	5.03	5.04	5.22	5.29	4.89	5.59	3.77
2014	5.13	5.31	5.12	5.12	5.13	5.31	5.38	4.98	5.68	3.83
Thereafter	Escalation rate of 1.5% thereafter.									

Note(s):
a. Provincial Price Index, undeveloped gas must have a minimum $0.15 per MMBtu deduction.

Appendix C — Abbreviations

This appendix contains a list of abbreviations found in Sproule reports, as well as a table comparing Imperial and Metric units. Two conversion tables, used to prepare this report, are also provided.

AOF	absolute open flow
ARTC	Alberta Royalty Tax Credit
bopd	barrels of oil per day
bwpd	barrels of water per day
Cr	Crown
DCQ	daily contract quantity
DSU	drilling spacing unit
FH	Freehold
GCA	gas cost allowance
GOR	gas-oil ratio
GORR	gross overriding royalty
LPG	liquid petroleum gas
Mcfpd	thousands of cubic feet per day
MPR	maximum permissive rate
MRL	maximum rate limitation
NC	'new' Crown
NCI	net carried interest
NGL	natural gas liquids
NORR	net overriding royalty
NPI	net profits interest
OC	'old' Crown
ORRI	overriding royalty interest
P&NG	petroleum and natural gas
PSU	production spacing unit
PVT	pressure-volume-temperature
TCGSL	TransCanada Gas Services Limited
WI	working interest

Imperial Units			Metric Units	
M (10^3)	one thousand	**Prefixes**	k (10^3)	one thousand
MM (10^6)	million		M (10^6)	million
B (10^9)	one billion		T (10^{12})	one billion
T (10^{12})	one trillion		E (10^{18})	one trillion
			G (10^9)	one milliard
in.	inches	**Length**	cm	centimetres
ft	feet		m	metres
mi	mile		km	kilometres
ft^2	square feet	**Area**	m^2	square metres
ac	acres		ha	hectares
cf or ft^3	cubic feet	**Volume**	m^3	cubic metres
scf	standard cubic feet			
gal	gallons		L	litres
Mcf	thousand cubic feet			
Mcfpd	thousand cubic feet per day			
MMcf	million cubic feet			
MMcfpd	million cubic feet per day			
Bcf	billion cubic feet (10^9)			
bbl	barrels		m^3	cubic metre
Mbbl	thousand barrels			
stb	stock tank barrel		stm^3	stock tank cubic metres
bbl/d	barrels per day		m^3/d	cubic metre per day
bbl/mo	barrels per month			
Btu	British thermal units	**Energy**	J	joules
			MJ/m^3	megajoules per cubic metre (10^6)
			TJ/d	terajoule per day (10^{12})
oz	ounce	**Mass**	g	gram
lb	pounds		kg	kilograms
ton	ton		t	tonne
lt	long tons			
Mlt	thousand long tons			
psi	pounds per square inch	**Pressure**	Pa	pascals
			kPa	kilopascals (10^3)
psia	pounds per square inch absolute			
psig	pounds per square inch gauge			
°F	degrees Fahrenheit	**Temperature**	°C	degrees Celsius
°R	degrees Rankine		K	Kelvin
M$	thousand dollars	**Dollars**	k$	thousand dollars



Imperial Units			Metric Units	
sec	second	**Time**	s	second
min	minute		min	minute
hr	hour		h	hour
day	day		d	day
wk	week			week
mo	month			month
yr	year		a	annum

Conversion Factors — Metric to Imperial

Metric	Factor	Imperial
cubic metres (m^3) (@ 15°C)	x 6.29010	= barrels (bbl) (@ 60°F), water
m^3 (@ 15°C)	x 6.3300	= bbl (@ 60°F), Ethane
m^3 (@ 15°C)	x 6.30001	= bbl (@ 60°F), Propane
m^3 (@ 15°C)	x 6.29683	= bbl (@ 60°F), Butanes
m^3 (@ 15°C)	x 6.29287	= bbl (@ 60°F), oil, Pentanes Plus
m^3 (@ 101.325 kPaa, 15°C)	x 0.0354937	= thousands of cubic feet (Mcf) (@ 14.65 psia, 60°F)
1,000 cubic metres (10^3m^3) (@ 101.325 kPaa, 15°C)	x 35.49373	= Mcf (@ 14.65 psia, 60°F)
hectares (ha)	x 2.4710541	= acres
1,000 square metres (10^3m^2)	x 0.2471054	= acres
10,000 cubic metres (ha·m)	x 8.107133	= acre feet (ac-ft)
$m^3/10^3m^3$ (@ 101.325 kPaa, 15° C)	x 0.0437809	= Mcf/Ac.ft. (@ 14.65 psia, 60°F)
joules (J)	x 0.000948213	= Btu
megajoules per cubic metre (MJ/m^3) (@ 101.325 kPaa, 15°C)	x 26.714952	= British thermal units per standard cubic foot (Btu/scf) (@ 14.65 psia, 60°F)
dollars per gigajoule ($/GJ)	x 1.054615	= $/Mcf (1,000 Btu gas)
metres (m)	x 3.28084	= feet (ft)
kilometres (km)	x 0.6213712	= miles (mi)
dollars per 1,000 cubic metres ($\$/10^3m^3$)	x 0.0288951	= dollars per thousand cubic feet ($/Mcf) (@ 15.025 psia) B.C.
($\$/10^3m^3$)	x 0.02817399	= $/Mcf (@ 14.65 psia) Alta.
dollars per cubic metre ($\$/m^3$)	x 0.158910	= dollars per barrel ($/bbl)
gas/oil ratio (GOR) (m^3/m^3)	x 5.640309	= GOR (scf/bbl)
kilowatts (kW)	x 1.341022	= horsepower
kilopascals (kPa)	x 0.145038	= psi
tonnes (t)	x 0.9842064	= long tons (LT)
kilograms (kg)	x 2.204624	= pounds (lb)
litres (L)	x 0.2199692	= gallons (Imperial)
litres (L)	x 0.264172	= gallons (U.S.)
cubic metres per million cubic metres ($m^3/10^6m^3$) (C_3)	x 0.177496	= barrels per million cubic feet (bbl/MMcf) (@ 14.65 psia)
$m^3/10^6m^3$) (C_4)	x 0.1774069	= bbl/MMcf (@ 14.65 psia)
$m^3/10^6m^3$) (C_{5+})	x 0.1772953	= bbl/MMcf (@ 14.65 psia)
tonnes per million cubic metres ($t/10^6m^3$) (sulphur)	x 0.0277290	= LT/MMcf (@ 14.65 psia)
millilitres per cubic meter (mL/m^3) (C_{5+})	x 0.0061974	= gallons (Imperial) per thousand cubic feet (gal (Imp)/Mcf)
(mL/m^3) (C_{5+})	x 0.0074428	= gallons (U.S.) per thousand cubic feet (gal (U.S.)/Mcf)
Kelvin (K)	x 1.8	= degrees Rankine (°R)
millipascal seconds (mPa·s)	x 1.0	= centipoise

Conversion Factors — Imperial to Metric

barrels (bbl) (@ 60°F)	x 0.15898	= cubic metres (m^3) (@ 15°C), water
bbl (@ 60°F)	x 0.15798	= m^3 (@ 15°C), Ethane
bbl (@ 60°F)	x 0.15873	= m^3 (@ 15°C), Propane
bbl (@ 60°F)	x 0.15881	= m^3 (@ 15°C), Butanes
bbl (@ 60°F)	x 0.15891	= m^3 (@ 15°C), oil, Pentanes Plus
thousands of cubic feet (Mcf) (@ 14.65 psia, 60°F)	x 28.17399	= m^3 (@ 101.325 kPaa, 15°C)
Mcf (@ 14.65 psia, 60°F)	x 0.02817399	= 1,000 cubic metres (10^3m^3) (@ 101.325 kPaa, 15°C)
acres	x 0.4046856	= hectares (ha)
acres	x 4.046856	= 1,000 square metres (10^3m^2)
acre feet (ac-ft)	x 0.123348	= 10,000 cubic metres (10^4m^3) (ha·m)
Mcf/ac-ft (@ 14.65 psia, 60°F)	x 22.841028	= $10^3m^3/m^3$ (@ 101.325 kPaa, 15°C)
Btu	x 1054.615	= joules (J)
British thermal units per standard cubic foot (Btu/Scf) (@ 14.65 psia, 60°F)	x 0.03743222	= megajoules per cubic metre (MJ/m^3) (@ 101.325 kPaa, 15°C)
$/Mcf (1,000 Btu gas)	x 0.9482133	= dollars per gigajoule ($/GJ)
$/Mcf (@ 14.65 psia, 60°F) Alta.	x 35.49373	= $/$10^3m^3$ (@ 101.325 kPaa, 15°C)
$/Mcf (@ 15.025 psia, 60°F), B.C.	x 34.607860	= $/$10^3m^3$ (@ 101.325 kPaa, 15°C)
feet (ft)	x 0.3048	= metres (m)
miles (mi)	x 1.609344	= kilometres (km)
$/bbl	x 6.29287	= $/$m^3$ (average for 30°-50° API)
GOR (scf/bbl)	x 0.177295	= gas/oil ratio (GOR) (m^3/m^3)
horsepower	x 0.7456999	= kilowatts (kW)
psi	x 6.894757	= kilopascals (kPa)
long tons (LT)	x 1.016047	= tonnes (t)
pounds (lb)	x 0.453592	= kilograms (kg)
gallons (Imperial)	x 4.54609	= litres (L) (.001 m^3)
gallons (U.S.)	x 3.785412	= litres (L) (.001 m^3)
barrels per million cubic feet (bbl/MMcf) (@ 14.65 psia) (C_3)	x 5.6339198	= cubic metres per million cubic metres ($m^3/10^6m^3$)
bbl/MMcf (C_4)	x 5.6367593	= ($m^3/10^6m^3$)
bbl/MMcf (C_{5+})	x 5.6403087	= ($m^3/10^6m^3$)
LT/MMcf (sulphur)	x 36.063298	= tonnes per million cubic metres ($t/10^6m^3$)
gallons (Imperial) per thousand cubic feet (gal (Imp)/Mcf) (C_{5+})	x 161.3577	= millilitres per cubic meter (mL/m^3)
gallons (U.S.) per thousand cubic feet (gal (U.S.)/Mcf) (C_{5+})	x 134.3584	= (mL/m^3)
degrees Rankine (°R)	x 0.555556	= Kelvin (K)
centipoises	x 1.0	= millipascal seconds (mPa·s)



Appendix D — General Evaluation Parameters

Reserves and Production

The oil reserves were estimated by decline analysis, performance prediction or volumetric methods. Decline analysis was prepared using the plot of historical production presented in the Figures section.

The solution gas reserves were estimated based on current producing gas-oil ratios (GORs) and estimates of future oil production.

The non-associated gas reserves were estimated by decline curve analysis, performance prediction methods, or volumetrically.

The oil reserves are presented in thousands of barrels, at stock tank conditions. The natural gas reserves are presented in millions of cubic feet at standard conditions of 14.65 psia and 60 degrees Fahrenheit. The natural gas liquids reserves are presented in thousands of barrels, at base conditions of 60 degrees Fahrenheit and equilibrium pressure.

Forecasts of net revenue were prepared by predicting annual production from the reserves, and product prices. Annual production was forecast taking into account historical production trends, applicable regulatory conditions, and existing or anticipated contract rates.

Royalties and Mineral Taxes

The lessor and overriding royalties were based on existing agreements and government regulations. The Crown royalty rates were based upon existing provincial regulations.

Alberta Royalty Tax Credit

Under the Alberta Petroleum Exploration Plan, an Alberta Royalty Tax Credit (ARTC) is available to Alberta oil and gas producers. The annual projections of cash flow include the Alberta Royalty Tax Credit (ARTC). The current program provides a credit that varies between 75 percent and 25 percent of royalties, depending on a blended gas and oil price. The maximum credit is equal to $2.0 million times the ARTC rate. The ARTC was not included in this evaluation, since the credit cannot be transferred with the sale of the property.


Sproule

Operating and Capital Costs

Operating and capital costs were based on current costs and were escalated at the rate of 1.5 percent per annum to the dates when these costs would be incurred.

Gas Cost Allowance

Gas cost allowances included in this report in the province of Alberta are those presented by the Alberta Government for the operating cost portion of the GCA, using the new 'postage stamp' rates from the government. The portion of the GCA representing return on rate base and depreciation (capital cost allowance) has not been included in this evaluation, but any remaining capital pools for facilities are assumed to be sold with the property.

The operating portion of the GCA was included in each individual forecast. For the operating portion, the GCA associated with Crown royalties is shown in the GCA column of the cash flow as a credit back to the company. However, for freehold royalties, overriding royalties and receivable royalties, the royalty shown in the cash flow tables are net of operating GCA, and the GCA column will show zeros.

Probable Reserves and Application of Risk

The probable reserves presented in this report include reserves related to improved production performance or development drilling. These reserves were evaluated in the same manner as the proven reserves, incorporating adjustments for timing of production and capital expenditures. At the request of the Company, the reserves and values have not been reduced to account for the risks associated with proving up these probable reserves.

Well Abandonment

The capital required for well abandonment and lease reclamation was not included in this report. No attempt was made to estimate the values realized from salvage of equipment and facilities in which the Company has an interest.


Sproule

Net Present Values

Detailed forecasts of production and net revenue for the total proven plus probable, total proven, total proven developed producing, total proven undeveloped and total probable oil and gas reserves for the Company are presented in Table 3. The ARTC has not been included in these cash flows, since this credit cannot be transferred with the sale of the property.